Form 20-F
period 1999-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2000-06-28
CIK 1015922

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   FORM 20-F

(Mark One)

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended December 31, 1999

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from               to
                               -------------    --------------

Commission file number 0-28584

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.
-------------------------------------------------------------------------------
             (Exact name of Registrant as Specified in Its Charter)

                                     ISRAEL
-------------------------------------------------------------------------------
                (Jurisdiction of Incorporation or Organization)

                 3A Jabotinsky Street, Ramat-Gan 52520, Israel
-------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:                  None
                                                                                                 ----

Securities registered or to be registered pursuant to Section 12(g) of the Act:                  Ordinary Shares of NIS
0.01 nominal value                                                                               ----------------------
------------------

Ordinary shares (par value NIS 0.01) of registrant outstanding at December 31, 1999 -75,971,026 (end of reporting period).


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:        None.
                                                                                                  -----

         Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes      X                 No
             --------------            -------------


         Indicate by check mark which financial statement item the registrant has elected to follow:

                Item 17   X   Item 18
          -----         -----

                                     PART I

ITEM 1.      DESCRIPTION OF BUSINESS

         Check Point Software Technologies Ltd. (together with its subsidiaries the "Company" or "Check Point") develops, markets and supports Internet security solutions for enterprise networks, and service providers (Telcos, ISPs, ASPs and MSPs) including Virtual Private Networks (VPNs), firewalls, intranet and extranet security and Managed Service Providers (MSP). The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over any Internet Protocol ("IP") network-including the Internet, intranets and extranets. Check Point product offerings also include traffic control/quality of service (QoS) and IP address management. Check Point products are fully integrated as a part of the Company's Secure Virtual Network (SVN) architecture and provide centralized management, distributed deployment, and comprehensive policy administration. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with best of breed hardware, security applications and enterprise software applications.

INDUSTRY BACKGROUND

         Information, and the ability to access and distribute it, is the top strategic asset in today's competitive business environment. This need to effectively use and communicate information as well as work more collaboratively has driven the extensive deployment of network-based communications systems. The resulting explosion in connectivity is in turn driving the need for technology to safeguard and manage the access to information available over these increasingly global networks.

     Explosion of Connectivity

         The network computing market has undergone two major transitions over the past decade, the convergence of which has contributed to the recent dramatic increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to distributed client/server environments. The ability to access and share information through client/server technology has expanded the need for connectivity beyond workgroup LANs to enterprise-wide networks spanning multiple LANs and WANs. The second major transition has been the widespread adoption of the Internet for business to business communications. Internet-based business applications have rapidly expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, product marketing, advertising and customer support. The emergence of eBusiness furthers the challenges in enabling secure access to information and applications.

         At the same time, the convergence of these two major transitions and the need for secure, managed communications, has led to the emergence of virtual private networks, or VPNs, using the public Internet infrastructure and associated protocols and applications to share information and services both within the enterprise and with business partners and customers. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to inexpensively link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance for global communication, new wide-area connectivity services continue to emerge at a rapid rate, such as database access, transaction processing services, audio and telephone services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.



------------------------------------

Check Point, the Check Point logo, FireWall-1, FireWall-First, FloodGate-1, INSPECT, IQ Engine, MetaInfo, Meta IP, MultiGate, Open Security Extension, Open Security Manager, OPSEC, Provider-1, SVN, UAM, User-to-Address Mapping, VPN-1, VPN-1 Accelerator Card, VPN-1 Appliance, VPN-1 Certificate Manager, VPN-1 Gateway, VPN-1 SecuRemote, VPN-1 SecureServer, SecureClient, ConnectControl, ServerQuota, Net Quota, InternetAlerts, UserAuthority and SecureKnowledge are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668 and 5,835,726 and may be protected by other U.S. Patents, foreign patents, or pending applications.

 The Need for Network Security

         Although the explosion of connectivity and information exchange provides tremendous benefits, it also exposes an organization's sensitive information and mission critical applications to unauthorized access, both through connections to the public Internet and from within the enterprise. In addition, the transmission of data over the Internet also exposes the data to unauthorized interception. These risks create a critical need for enterprises to protect their information and information systems from unauthorized access and use.

         Historical methods for securing information resources are no longer adequate to meet the security requirements of today's global networks. In the centralized mainframe environments that dominated the information systems landscape in previous years, organizations were able to secure a limited number of access points through physical barriers and controlled access to data through log-on procedures and password protection. However, in today's distributed network environments with multiple points of access and multiple network resources, it is impractical to individually secure every application and resource on the network. Therefore, an additional layer of security at the network level is needed to act as a "virtual" barrier to control access to the network and to regulate and protect the flow of data between network segments.

     Traditional Approaches to Network Security

         The increasing demands placed on enterprise security systems by the expansion of Internet services and global enterprise networking are quickly outpacing the capabilities of many traditional Internet firewall architectures. These demands include the need to define and transparently enforce an integrated, enterprise-wide security policy that can be managed centrally and implemented on a distributed basis. An effective network security solution also needs to be open and extensible to enable it to address the rapidly changing requirements of the Internet and intranets, including the addition of new applications, such as authentication, encryption, URL filtering, anti-virus protection, and Java and ActiveX security services and functions.



THE CHECK POINT SOLUTION

         With the introduction of the Secure Virtual Network (SVN) architecture, Check Point delivers a fundamentally new approach to Internet security deployment. With a single security framework, an organization can connect and secure all elements of the enterprise network: networks, applications, systems and users.

         Check Point's Stateful Inspection technology, the foundation of all Check Point solutions, enables system administrators to define and transparently enforce an integrated, centrally managed, enterprise-wide network traffic policy that provides for secure and reliable communications. In addition, the Company's Open Platform for Security (OPSEC) framework provides a single platform that enables integration with multiple third-party security applications, computer hardware, internetworking hardware, appliances and enterprise applications from within Check Point's open, extensible management framework. The following are the key factors that differentiate Check Point's solution from historical network security approaches:

         Stateful Inspection Technology. Check Point's VPN-1 and FireWall-1 product offerings are based upon Stateful Inspection technology that enables the screening of all communications attempting to pass through a gateway in a highly secure but efficient way. By being able to extract and maintain extensive "state information" from all relevant communications layers, the system can verify the data for full compliance with the security and traffic policy and make intelligent security and traffic prioritization decisions. By extracting and analyzing data in place without copying, VPN-1 and FireWall-1 cause virtually no performance degradation, enabling it to scale effectively as network bandwidth increase. In addition, Check Point's proprietary implementation of Stateful Inspection in a "virtual machine" design provides in-place upgradability and is designed to enable the Company's products to be easily ported to a wide range of platforms. In addition, because Check Point's products reside at network access points, which is the critical convergence point for network security and traffic management, the Company has a unique advantage by being able to apply this same architectural foundation to manage traffic flow and network performance, inspecting traffic only once for both critical network decisions. State information is extracted data maintained to provide context for future screening decisions.

         Open Platform for Security ("OPSEC"). Check Point's Open Platform for Security, or OPSEC, allows users to integrate, manage, and deploy all aspects of network security through an open, extensible management framework. Today, more than 250 vendors have joined the OPSEC Alliance, embracing OPSEC as the industry's de-facto framework for securing the Internet. OPSEC partners develop specialized solutions that span the range of enterprise network security technologies - from high-performance internetworking, server and appliance platforms with embedded Check Point SVN software, to authentication, public key infrastructure, content security, intrusion detection, and other solutions. Additionally, through the OPSEC Check Point Certified Managed Service Provider (CCMSP) program, customers have the option to select a complete managed service offering from among a group of the world's leading MSPs participating in this program. The OPSEC framework is designed to allow end-users to choose system components that best meet their requirements, whether from the Company or various third-party vendors, and to rapidly exploit new developments in security technology.

         Broad, Integrated Internet Security Solution. The VPN-1 and FireWall-1 product families extend across all major market segments, from small businesses to large, enterprise networks. Most products support a broad range of platforms, including Sun Microsystems (Solaris), Microsoft (Windows NT), Linux, Hewlett-Packard (HP-UX) and IBM Corporation (AIX). Both VPN-1 and FireWall-1 also support all major networking technologies, including 10BaseT, 100BaseT, ATM, FDDI and Token Ring. Check Point's Internet security solutions provide a broad range of features and functionality including the following:

         Integration of Third-Party Security Applications. Through OPSEC, end-users of VPN-1 and FireWall-1 are able to integrate the product into various network management systems and add new features and functionality such as public key infrastructure, authentication, encryption, URL categorization, content security, anti-virus protection, intrusion detection, auditing and reporting controls and enterprise directory integration.

         Implementation of the Virtual Private Networks. The VPN-1 architecture supports multiple authentication methods including digital certificates, password-based techniques, biometrics and authentication tokens. In addition, VPN-1 provides data encryption capabilities to shield communications over public networks from unauthorized monitoring or alteration, enabling companies to set up "virtual private networks" offering a level of privacy comparable to private communication lines. The VPN-1 product family supports multiple encryption and key management methods including IPSec, DES, and 3DES. The Company extends the VPN to the mobile desktop users with its SecuRemote and SecureClient software. In addition, the multi-vendor interoperability offered by VPN-1 enables the deployment of secure and reliable intranet and extranet VPNs for business communications.

         Extensive, Scaleable Application Support. VPN-1 and FireWall-1 support over 150 pre-defined applications, including database and enterprise applications such as Oracle SQL*Net, network management protocols such as SNMP, multimedia applications such as RealAudio, Microsoft's NetMeeting and Microsoft's NetShow, and Internet applications such as Secure HTTP. In addition, through the easy-to-use graphical user interface, system administrators can easily add support for new or custom applications by completing simple, on-line templates, or by writing simple macros using INSPECT, the Company's high-level scripting language.

         Centralized Management. Check Point's products are capable of configuring and managing an enterprise-wide network policy at multiple enforcement points from a single, centralized administrative workstation, eliminating the need to configure each gateway and server independently. The system administrator can define a single security policy for the enterprise that is then automatically distributed to each gateway. The Company's products contain extensive monitoring and reporting capabilities designed to improve the manageability of the system.



PRODUCTS

         Check Point's product lines offers a broad range of policy-based solutions for securing and managing networks. The Company's Security product line includes its FireWall-1 family of products, its VPN-1 family of virtual private networking solutions and some associated products. The Company's Traffic Control product line includes its FloodGate-1 bandwidth management solution. The Management product line includes Meta IP IP address management products.

         The Company is currently shipping version 4.1 for all of its products.

     FireWall-1

         Check Point FireWall-1 is a comprehensive application suite that integrates access control, authentication, network address translation, content security, auditing and enterprise policy management. FireWall-1 is based on Check Point's patented Stateful Inspection technology to deliver high performance security, application support and scalability. The most widely used network security suite on the market today, FireWall-1 is ICSA and E3-certified. It is available on a variety of platforms including UNIX and Windows NT servers and several industry-leading third-party internetworking platforms.

         The Company's FireWall-1 product contains the full flexibility of the FireWall-1 management and security capabilities, including a rule-based editor, object managers and authentication features. In addition to the single site functionality provided by FireWall-1 Internet Gateway, the FireWall-1 Enterprise products also enable centralized management of multiple gateways with distributed implementation, as well as remote management of the network security system. FireWall-1 Enterprise and Internet Gateway products consist of one Management Module and one firewall Module. Additional Inspection or firewall Modules for the support of multiple gateway environments are sold separately. All FireWall-1 products are compatible and FireWall-1 Internet Gateway products can be upgraded while retaining the same management and user interface capabilities.

     VPN-1

The Company's VPN-1 product family is designed to meet the need of organizations to protect the privacy and integrity of network communications by establishing a confidential communications channel for virtual private networking. Multiple encryption schemes are supported, including emerging standards for interoperability between different vendors. Encryption, decryption and key management, including digital signatures and certificate authority, are all fully integrated with VPN-1's Management Module and rule base editor and log viewer. Included in the Company's VPN-1 product family is VPN-1 SecuRemote to extend the VPN to the desktop and laptop by providing end-to-end encryption support. The VPN-1 Appliance family, jointly developed with Nokia, offers a complete hardware and software security appliance providing secure Internet access.

     FloodGate-1

         FloodGate-1 is a policy-based bandwidth management solution that alleviates traffic congestion on oversubscribed Internet and Intranet links. The flagship product of the Company's Traffic Control product line, FloodGate-1 enables organizations to define and manage enterprise-wide policies that precisely control valuable bandwidth resources to optimize network performance and alleviate network congestion.

     Meta IP

         Meta IP is an automated solution for managing IP addressing and naming. Meta IP is designed to ensure control and reliability of address allocation and services while improving TCP/IP management efficiency. Meta IP's modular, replicated architecture enables multi-level fault-tolerance, cross-platform compatibility and distributed administration. Through its User-to-Address Mapping(TM)(UAM) technology, Meta IP associates IP addresses with user login names, enabling comprehensive auditing and improved troubleshooting. The combination of UAM and FireWall-1 is the first and only solution to automatically enforce security policies by user in a dynamic addressing environment.

     Provider-1

         Check Point Provider-1 pairs network security capabilities with powerful policy-based management capabilities developed specifically for Managed Service Providers (MSPs). Provider-1 enables MSPs to centrally create and manage the network security policies of multiple corporate customers on a single hardware server, while maintaining complete and secure isolation between individual customer databases. Provider-1 is designed to enable MSPs to significantly reduce the hardware and personnel costs associated with managed security services.



TECHNOLOGY

     The FireWall-1 Technology

         Check Point's FireWall-1 technology provides a powerful, easy-to-use solution for the implementation of an integrated network security policy across an enterprise-wide network. The cornerstone of the FireWall-1 technology is the Company's patented Stateful Inspection technology, which enables the highly efficient, transparent screening of all communications attempting to pass through a network gateway, and its OPSEC architecture. OPSEC provides a single platform that manages various aspects of network security through an open, extensible management framework. Various third party security applications plug into the OPSEC framework through published application programming interfaces
(APIs) such as CVP (Content Vectoring Protocol) which integrates virus scanning software and other content inspection programs, UFP (URL Filtering Protocol) which integrates URL list services and SAMP (Suspicious Activity Monitoring Protocol) which integrates suspicious activity monitoring programs, and through industry-standard protocols such as

RADIUS, Manual IPSec, SKIP and SNMP. Once integrated into the OPSEC framework, all applications can be set up and managed from a central point, utilizing a single policy editor. In addition, the behavior of the inspect engine can be customized by end-users and third parties through programs written in the Company's INSPECT programming language.

         FireWall-1 technology is implemented in both the Management Module and the Inspection or firewall Module. The Management Module defines the security policy through a set of rules established by the system administrator that the Inspection and firewall Module enforces.


SALES AND MARKETING

         The Company's sales and marketing strategy is designed to promote its products as strategic components of enterprise networks. The Company's marketing efforts are focused on promoting FireWall-1 and VPN-1 as the leading brand names in enterprise security. Sales efforts focus on expanding the installed base and increasing penetration levels of end-user customers worldwide by leveraging multiple channels of distribution: Value Added Resellers (VARs), distributors, Original Equipment Manufacture (OEMs), Managed Service Providers (MSPs), and direct sales.

         The Company has OEM/bundling relationships with server and workstation vendors such as Compaq and IBM; internetworking device manufacturers such as Nortel Networks, Nokia and Alcatel, and other suppliers of enterprise network products. The Company believes that strategic OEM relationships can significantly contribute to the achievement of its sales and marketing goals by integrating complementary technologies. Additionally, OEMs provide primary support and training to their customers enabling Check Point to concentrate its support efforts on high-level technical assistance for these resellers. See "Item 1 Description of Business - Risk Factors - Dependence Upon Limited
Number of Key Resellers; Product Concentration; Impact of New Product Introductions."

         The Company also currently sells its products to end-user customers through numerous resellers and distributors worldwide. The Company expects that it will continue to be dependent upon a limited number of resellers for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company's business, operating results and financial condition will be materially adversely affected. During 1999, approximately 12% of the revenues were derived from a single reseller. No reseller exceeded 10% of the Company's revenue in 1998. Approximately 18% of the Company's revenues were derived from a single reseller in 1997 .See "Risk Factors - Dependence Upon Limited Number of Key Resellers; Product Concentration; Impact of New Product Introductions."

         The Company's agreements with its OEMs and resellers are non-exclusive. These agreements generally provide for discounts based on minimum purchase commitments and/or expected or actual volumes purchased or resold by the reseller.

         The Company has derived substantially all of its revenues and expects to continue to derive the majority of its revenues in the foreseeable future from sales of its FireWall-1 and VPN-1 products. See "Item 1 Description of Business - Risk Factors - Dependence Upon Limited Number of Key Resellers; Product Concentration; Impact of New Product Introductions." Revenues from the sales to resellers in the United States, Europe and Japan were 58%, 23% and 10% in 1997, 57%, 26% and 7% in 1998 and 53%, 29% and 11% in 1999, respectively, of total revenues.

         To further expand the awareness of the Company's products, the Company has established informal marketing relationships with system integrators and vendors of complimentary products. System integrators with which the Company maintains informal cooperative relationships include Andersen Consulting, Computer Sciences Corporation, Electronic Data Systems, Integrated Network Services, Inc. and Price Waterhouse Coopers. The Company's OPSEC Alliance program is focused on establishing integration and/or compatibility with complimentary products and developing marketing relationships with these companies to promote the solutions. The integration and compatibility of these products with the Company's products provides customers with a more complete enterprise security solution, and provides the Company's channels with additional revenue opportunities. Companies that maintain a marketing relationship with the Company to promote their integrated products include Aladdin, Baltimore Technologies, Entrust, Hewlett-Packard, IBM, Network Associates, Novell, RSA Security, Symantec, Trend Micro and VeriSign, as well as others. The Company also has informal marketing relationships with BackWeb, BMC Software, Microsoft, Netscape/AOL, Oracle and Progressive Networks to promote compatible products.

         The Company conducts a number of marketing programs to support the sale and distribution of its products. These programs are designed to inform existing and potential OEM, resellers, and end-user customers about the capabilities and benefits of the Company's products.

CUSTOMER SERVICE AND SUPPORT

         The Company operates a Worldwide Technical Services (WTS) organization, based in Dallas, Texas, with field locations throughout the world, which offers a wide range of professional services, technical support and training, enabling the Company to partner with resellers in implementing secure, reliable business communications solutions.

         The Company's OEMs and resellers generally provide the installation, training, maintenance and support for their customers, with Check Point providing the high-level technical backup support. Check Point also offers direct support agreements to end users who prefer to purchase directly from the manufacturer. As part of Check Point's direct market participation, the Company employs technical consultants and systems engineers who work closely with OEMs, Resellers and territory sales managers to assist with the pre-sales configuration, use and application support.

         The Company operates a worldwide 24-hour by 7-day call center, based in Dallas, Texas. The Company supports resellers, partners, and sales personnel through a standard systems and processes and are available via e-mail, the Internet, fax and telephone. The support structure includes "front line" call center engineers for resolving the majority of issues and questions during the first call. If necessary, bench-testing using real-world configurations are performed by senior support engineers. Third level support is provided by the Escalation Group, an organization that resides with the Company's multiple research and development groups in Ramat Gan, Israel and Seattle, Washington, to provide an extremely close coupling between customer issues and usage and product development. The Escalation Group conducts code analysis and detailed trouble shooting and delivers updated code, as appropriate. Analysis of historical trouble tickets is conducted and tracked. This information is used in the development of features and enhancements in new product releases

         To provide hands-on training, education and certification, Check Point has an in-house educational services group. The group develops courses and curricula for Check Point classes conducted directly by the Company or by an affiliate company. Such classes include both lecture-taught and computer-based training sessions on Check Point products, including installation, management and advanced implementations. The Company offers industry level certification programs including Check Point Certified Security Engineer (CCSE) and Check Point Certified Security Administrator (CCSA). Using a leveraged model, Check Point has trained hundreds of partners, and these partners have in turn established Authorized Training Centers. There are now over 155 Check Point Authorized Training Centers in 43 countries around the world.

         The Company also has an established professional services organization with consultants in locations throughout the world. They offer a set of consulting services that includes on-site support for installation of its products, and assistance in developing sound security business practices.

         Prospective customers typically receive 30-day evaluation copies of the Company's software products. If the customer elects to purchase the Company's product, they place their order through their Reseller, who in turn places the order to the Company. The Company issues an invoice to the Reseller, and sends a software key to the Reseller to provide to the customer which allows the evaluation copy to continue to function. The Company offers a variety of fee-based software services programs, including maintenance of the Company's software products in accordance with specifications contained in the user's guide, and access to technical support personnel and product enhancements.

         Customers are encouraged to purchase software subscription, which is a component of the services program that provides product updates and version upgrades for Check Point's products. In addition, once the software subscription has been purchased, customers can then purchase a variety of support programs. These software support programs can be sold and delivered by the Company's Resellers and OEMs or the customer can choose to purchase a Check Point software support program that is sold by the Reseller but delivered by Check Point through its Worldwide Technical Services (WTS) organization directly to the customer.

PRODUCT DEVELOPMENT

         The Company believes that its future success will depend upon its ability to enhance its existing products and develop and introduce new products that address the increasingly sophisticated needs of end-users. The Company works closely with its distribution channels and major resellers, who provide significant feedback for product development and innovation. See "Risk Factors
- Rapid Technological Change."

         The Company's new product development efforts are focused on enhancements to its current family of products and new products for network security and management. Although the Company expects to develop its new products internally, it may, based upon timing and cost considerations, acquire or license certain technologies or products from third parties.

         Net research and development expenses for 1997, 1998 and 1999 were $7.1 million, $10.6 million and $18.9 million, respectively. At December 31, 1999, the Company had 219 employees dedicated to research and development activities, quality assurance and backline support. The Company is a member of the International Computer Security Association (ICSA) and the Secure Wide Area Networking Task Force.



COMPETITION

         The market for enterprise security products and services is intensely competitive and the Company expects competition to increase in the future. The Company's principal network security competitors include Axent Technologies, Inc., Cisco Systems, Network Associates, Nortel Networks and Secure Computing. Other competitors include 3Com Corporation, Lucent Technologies, Microsoft Corp., NetScreen Technologies, Inc., Novell, Inc., SonicWALL Inc and WatchGuard Technologies,Inc.. The Company expects additional competition from other emerging and established companies. There can be no assurance that the Company's current and potential competitors, including its current OEM partners, will not develop network security products that may be more effective than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. In particular, the enterprise security market has historically been characterized by low financial barriers to entry.

         Many of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company's competitors may determine, for strategic reasons, to consolidate, to substantially lower the price of their enterprise security products or to bundle their products with other products, such as hardware products or other enterprise software products. The Company expects that there will be increasing consolidation in the enterprise security market and that there can be no assurance that such consolidation will not materially adversely impact the Company's competitive position. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

         In the future, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by the Company's FireWall-1 family of products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software or networking hardware could render the FireWall-1 family of products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Furthermore, even if the network security functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company's FireWall-1 software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software. In the event of any of the foregoing, the Company's business, operating results and financial condition would be materially and adversely affected. See "Risk Factors - Competition."

         The Company believes that the principal competitive factors affecting the market for network security products include security effectiveness, manageability, technical features, performance, ease of use, price, scope of product offerings, distribution relationships and customer service and support. Although the Company believes that its FireWall-1 products generally compete favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other competitive resources.



PROPRIETARY RIGHTS AND TRADEMARK LITIGATION

         The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

         The Company holds two U.S. patents, No. 5,606,668 entitled "System for securing inbound and outbound data packet flow in a computer network" and No. 5,835,726 entitled "System for securing the flow of and selectively modifying packets in a computer network." The Company also has corresponding patent applications to U.S. Patent No. 5,606,668 pending in Canada and Japan, as well as under the European Patent Convention (designating Denmark, France, United Kingdom, Italy, and Sweden as countries in which patent coverage may potentially be sought). The Company has also filed co-pending PCT national phase patent applications in Canada, Japan, Korea, Norway, and under the European Patent Convention (designating France, United Kingdom, Italy, Sweden, Germany, Switzerland, and Finland) based on an earlier patent application filed in Israel entitled "Method for controlling computer network security," currently pending. A patent issued from the European Patent Office becomes effective as though it were a national patent in each designated member nation once national fees are paid. There can be no assurance that the Company's applications, whether or not being currently challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. To date, the Company has not conducted any material amount of business in such countries. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

         There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

         On July 5, 1996, Checkpoint Systems, Inc. ("CSI") filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI, a manufacturer of theft prevention devices for retail stores, seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial with respect to the injunctive relief that is being sought by CSI was completed on January 14, 2000. The parties are currently awaiting the District Court's ruling. The Company is unable to predict the outcome of this litigation or the total expenses that the Company would incur if CSI is granted the relief that it is seeking. In the event that CSI is granted the full injunctive relief it is seeking and the Company is required to cease using the "Check Point" name in connection with its products and services, the Company may incur material expenses in launching a new name.

EMPLOYEES

         As of March 31, 2000, the Company had 811 employees, of whom 236 were engaged in research, development, quality assurance and backline support, 324 were engaged in marketing and sales, 168 were engaged in customer support and 83 were engaged in MIS, administration and finance. The Company believes that its relations with its employees are satisfactory.

         The Company is subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel's General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. The Company meets this requirement by contributing on an ongoing basis towards "managers' insurance" funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination.

                                  RISK FACTORS

         This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the Company's expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future. Forward-looking statements also include statements in (i) Item 1 - Description of Business regarding increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of the Company's OEM relationships on its sales goals, the contribution of the FireWall-1 and VPN-1 products to the Company's future revenue and the development of future products and (ii) Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations("MD&A") regarding future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses, adequacy of capital resources and the Company's Year 2000 and Euro conversion readiness, exposure and expected expenditures. These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth below, in the MD&A and elsewhere in this 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

COMPETITION

         The market for enterprise security products and services is intensely competitive, and the Company expects competition to increase in the future. The Company's principal network security competitors include Axent Technologies, Inc., Cisco Systems, Network Associates, Nortel Networks and Secure Computing. Other competitors include 3Com Corporation, Lucent Technologies, Microsoft Corp., NetScreen Technologies, Inc., Novell, Inc., SonicWALL Inc and WatchGuard Technologies,Inc.. The Company also expects additional competition from other emerging and established companies. There can be no assurance that the Company's current and potential competitors, including its current OEM partners, will not develop network security products that may be more effective than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. In particular, the enterprise security market has historically been characterized by low financial barriers to entry.

         Many of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company's competitors may determine, for strategic reasons, to substantially lower the price of their enterprise security products or to bundle their products with other products, such as hardware products or other enterprise software products. The Company expects there will be increasing consolidation in the enterprise security market and there can be no assurance that such consolidation will not materially adversely impact the Company's competitive position. Further, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially adversely affect the Company's business, operating results and financial condition.

         In the future, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by the Company's FireWall-1 family of products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software or networking hardware could render the FireWall-1 family of products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Furthermore, even if the enterprise security functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company's FireWall-1 software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software. In the event of any of the foregoing, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 1 - Description of Business - Competition."

RAPID TECHNOLOGICAL CHANGE

         The enterprise security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, the Company must continually change and improve its products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. In particular, the market for Internet and intranet applications is relatively new and is rapidly evolving. The Company's future operating results will depend upon the Company's ability to enhance its current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of its resellers and that keep pace with technological developments, new competitive product offerings and emerging industry standards. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements that respond to technological change and evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that any new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company does not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 1 Description of Business - Product Development."


POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS; ANTICIPATED DECLINE IN
MARGINS

         The quarterly operating results of the Company can vary significantly due to several factors, any of which could have a material adverse effect on the Company's operating results, and there can be no assurance that the Company will continue to be profitable on a quarterly or annual basis. The Company has experienced an increase in the percentage of its quarterly revenues which occur during the last few weeks of the quarter. This trend has reduced the Company's visibility of its quarterly operating results and increased the risk that revenues expected in a quarter will not be realized until the following quarter. Other factors which can cause fluctuations in operating results include seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company's ability to develop new and enhanced products and control costs, the mix of products and goods sold, the mix of distribution channels through which products are sold, the Company's ability to integrate the technology and operations of acquired businesses with those of the Company, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

         The Company's sales to the Far East (including Japan), in millions, were $15, $19 and $36 in 1997, 1998 and 1999 respectively, representing 17%, 14% and 16% of revenues, respectively. The economy in this region is still unstable, however, in 1999 showed signs of improvement. Nevertheless, due to this instability, it is hard to tell whether the Company can maintain similar levels of sales in this region.

         The Company's revenues are subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the year-end purchasing cycles of many end-users of the Company's products. The Company believes that, in the absence of exceptional factors such as new product introductions, it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31, respectively.

         The Company operates with virtually no backlog and, therefore, the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. The Company's sales are principally derived through indirect channels, which makes revenues from such sales difficult to predict. Furthermore, the Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues because of the relatively small amount of the Company's expenses which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Ordinary Shares would likely be materially adversely affected. See "Item 8 - Selected Financial Data" and "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company expects gross margins to decline as it expands its customer and technical support organization and incurs increased royalty obligations to third parties. The Company also expects that it will experience increasing competition and pricing pressure, which would result in lower gross margins. In 2000, the Company intends to continue to make significant investments to further develop its sales and marketing organizations. In addition, the Company intends to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, operating margins may decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. Any material reduction in gross or operating margins could materially adversely affect the Company's operating results. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview."


RISKS ASSOCIATED WITH EMERGING NETWORK SECURITY, INTERNET AND INTRANET MARKETS

         The markets for the Company's products are rapidly evolving. There can be no assurance that the Internet or common public protocols will continue to be used to facilitate communications or that the market for enterprise security systems in general will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and the number of organizations adopting or expanding intranets, upon the ability of their respective infrastructures to support an increasing number of users and services, and upon the continued development of new and improved services for implementation across the Internet, and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 1 - Description of Business - Industry Background."


DEPENDENCE UPON LIMITED NUMBER OF KEY RESELLERS; PRODUCT CONCENTRATION; IMPACT OF NEW PRODUCT INTRODUCTIONS

         The Company expects that it will continue to be dependent upon a limited number of resellers for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company's business, operating results and financial condition will be materially adversely affected.

         The Company has derived substantially all of its revenues from sales of its FireWall-1 product and VPN-1 product family and expects to continue to derive the vast majority of its revenues in the foreseeable future from sales of its FireWall-1 product and VPN-1 product family. During the first quarter of 2000, the Company announced the Check Point 2000 Edition of VPN-1/FireWall-1, which began shipping during the same quarter. The Company's future financial performance will depend in significant part on the successful development, introduction, marketing and customer acceptance of new products and enhancements and new features for its existing product lines. If resellers delay ordering products or cancel orders for existing products in anticipation of new releases, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 1 - Description of Business - Industry Background," " - Products," " - Sales and Marketing," " - Product Development" and " - Competition."



DEPENDENCE UPON KEY PERSONNEL

         The Company's future performance depends, in significant part, upon the continued service of its key technical, sales and management personnel, including Gil Shwed, Marius Nacht and Jerry Ungerman. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it can attract, motivate or retain other highly qualified technical, sales and managerial personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 1 - Description of Business - Sales and Marketing."

PRINCIPAL OPERATIONS IN ISRAEL; INTERNATIONAL OPERATIONS

         The Company is incorporated under the laws of, and its principal offices and research and development facilities are located in the State of Israel. Although substantially all of the Company's sales currently are being made to resellers outside Israel, the Company is nonetheless directly influenced by the political, economic and military conditions affecting Israel, and any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company intends to expand its international operations, which will require significant management attention and financial resources. In order to expand worldwide sales, the Company must establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that the Company is unable to do so effectively, the Company's growth is likely to be limited and the Company's business, operating results and financial condition would be materially adversely affected. In addition, as the Company expands its international operations, a portion of revenues generated in international jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel. Most of the Company's worldwide sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies would make the Company's products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in the Company's worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition. See "Item 1 Description of Business - Sales and Marketing" and "Item 9 Management's Discussion and Analysis of Financial Condition and Results of Operations."



PRODUCT LIABILITY; RISK OF PRODUCT DEFECTS

         The Company's sales agreements typically contain provisions designed to limit the Company's exposure to potential product liability or related claims. In selling its products, the Company relies primarily on "shrink wrap" licenses that are not signed by the end-user, and, for this and other reasons, such licenses may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of the liability provisions contained in the Company's agreements may not be effective. The Company's products are used to manage network security which may be critical to organizations and, as a result, the sale and support of products by the Company may entail the risk of product liability and related claims. A product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by the Company and by current and potential resellers, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by resellers against the Company, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Item 1 Description of Business - Sales and Marketing" and "- Products and Product Development."



DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT; TRADEMARK
LITIGATION

         The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company holds two U.S. patents, No. 5,606,668 entitled "System for securing inbound and outbound data packet flow in a computer network" and No. 5,835,726 entitled "System for securing the flow of and selectively modifying packets in a computer network." The Company also has corresponding patent applications to U.S. Patent No. 5,606,668 pending in Canada and Japan, as well as under the European Patent Convention (designating Denmark, France, United Kingdom, Italy, and Sweden as countries in which patent coverage may potentially be sought). The Company has also filed co-pending PCT national phase patent applications in Canada, Japan, Korea, Norway, and under the European Patent Convention (designating France, United Kingdom, Italy, Sweden, Germany, Switzerland, and Finland) based on an earlier patent application filed in Israel entitled "Method for controlling computer network security," currently pending. A patent issued from the European Patent Office becomes effective as though it were a national patent in each designated member nation once national fees are paid.

         In 1997, 1998 and 1999, the Company's sales to resellers in individual countries other than the United States, Japan, Great Britain and other countries in Europe, not including Israel, were less than 9% of total revenue. There can be no assurance that the Company's applications will be issued within the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that any issued patent will not be challenged, and if such challenges are brought, that such patents will not be invalidated. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. To date, the Company has not conducted any material amount of business in such countries. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

         There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

         On July 5, 1996, Checkpoint Systems, Inc. ("CSI") filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI, a manufacturer of theft prevention devices for retail stores, seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial with respect to the injunctive relief that is being sought by CSI was completed on January 14, 2000. The parties are currently awaiting the District Court's ruling. The Company is unable to predict the outcome of this litigation or the total expenses that the Company would incur if CSI is granted the relief that it is seeking. In the event that CSI is granted the full injunctive relief it is seeking and the Company is required to cease using the "Check Point" name in connection with its products and services, the Company may incur material expenses in launching a new name.


GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

         A number of governments have imposed controls, export license requirements and restrictions on the export of certain technology, specifically encryption technology. As a result, the Company has not received and may not receive approval to sell certain of its encryption security products in certain markets. The Company conducts its research and development activities in Israel, and as a result is required to obtain export permission from the Israeli government before exporting certain encryption technologies. In addition, to the extent that its resellers operating from the United States seek to sell the Company's software products outside the United States, or to the extent that the Company's products incorporate certain encryption technology developed in the United States, additional export controls are imposed by the United States.



APPROVED ENTERPRISE STATUS

         The Company receives certain tax benefits in Israel, particularly as a result of the "Approved Enterprise" status of the Company's facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. The Company believes that it will be able to meet such conditions. Should the Company fail to meet such conditions in the future, however, it would be subject to corporate tax in Israel at the standard rate of 36%, and could be required to refund tax benefits already received. There can be no assurance that such grants and tax benefits will be continued in the future at their current levels or otherwise. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund tax benefits already received would have a material adverse effect on the Company's business, operating results and financial condition. See "Item 1 Description of Business - Research and Development" and "Item 7 - Israeli Taxation, Foreign Exchange Regulation and Investment Programs."


ANTI-TAKEOVER EFFECTS OF ISRAELI LAWS

         Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Shares held by a party to the merger are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

         The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger.

         Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

      - there is a limitation on acquisition of any level of control of the company; or

      - the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

         The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds 90% or more of the outstanding shares.

Finally, Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his Ordinary shares for shares in a foreign corporation to immediate taxation.


PROVISIONS AFFECTING A POTENTIAL CHANGE OF CONTROL; POTENTIAL RIGHTS OF UNISSUED PREFERRED SHARES

         The Company's Board of Directors has the authority to issue up to 5,000,000 Preferred Shares and to determine the price, rights (including voting rights), preferences, privileges and restrictions of such Preferred Shares, without any vote or actions by the Company's shareholders. The rights and preferences of such Preferred Shares could include a preference over the Ordinary shares on the distribution of the Company's assets upon a liquidation or sale of the Company, preferential dividends, redemption rights, and the right to elect one or more directors and other voting rights. The rights of the holders of the Ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Shares that may be issued in the future. The Company has no current plans to issue Preferred Shares. The issuance of Preferred Shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting shares of the Company. Furthermore, certain provisions of the Company's Articles of Association could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These provisions stipulate that the Company cannot engage in a business combination with an interested shareholder (defined generally as the beneficial owner of 15% of the outstanding shares and its affiliates) for a period of three years following the date that such shareholder became an interested shareholder, unless certain conditions are met. In addition, in the event the Company is in the market to have all or substantially all of its assets or stock acquired by a third party, SunSoft has been granted the first option to enter into negotiations with the Company for such acquisition. Such option may have the effect of delaying or making more difficult a merger or other acquisition of the Company.

CONCENTRATION OF SHARE OWNERSHIP

         As of June 19, 2000 the directors, executive officers and principal shareholders of the Company and their affiliates beneficially own approximately 28% of the outstanding Ordinary shares. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Item 4 - Control of Registrant."

         The Company's Board of Directors and shareholders have adopted resolutions that provide that, subject to the provisions of Israeli law, the Company may indemnify its Office Holders (in general, directors and senior officers) for (a) any monetary obligation imposed upon them for the benefit of a third party by a judgment, including a settlement agreed to in writing by the Company, or an arbitration decision certified by the court, as a result of an act or omission of such person in his capacity as an Office Holder of the Company, and (b) reasonable litigation expenses, including legal fees, incurred by such Office Holder or which he is obligated to pay by a court order, in a proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal proceeding in which he was acquitted, in each case relating to acts or omissions of such person in his capacity as an Office Holder of the Company.



EUROPEAN CURRENCY ISSUES

         The Company is aware of the issues raised by the introduction of the Single European Currency ("Euro") on January 1, 1999 and during the transition period through January 1, 2002. The Company's internal systems that are affected by the initial introduction of the Euro have been made Euro capable without material system modification costs. Further internal systems changes will be made during the three-year transition phase in preparation for the ultimate withdrawal of the legacy currencies in July 2002, and the costs of these changes are not expected to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While Check Point will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.

ITEM 2.      DESCRIPTION OF PROPERTY

         The Company's headquarters and research and development facilities are located in Ramat-Gan, Israel, a suburb of Tel-Aviv, where the Company leases approximately 100,761 square feet of office space. These facilities are leased pursuant to leases that expire 2003 and 2004 including renewal options. The Company also leases approximately 40,465 square feet of office space for its marketing and field representatives at its United States sales and marketing headquarters in Redwood City, California, and approximately 31,275 square feet of office space for its support center in Dallas. These facilities are leased pursuant to leases for periods of up to five years; and at its regional offices in Texas, Colorado, Michigan, Illinois, Massachusetts, Washington, Georgia, North Carolina, New York, Arizona, Florida, Pennsylvania, New Jersey, Virginia and Ontario, Canada; and internationally in England, France, Singapore, Germany, Japan, Holland, Italy and Australia.



ITEM 3.      LEGAL PROCEEDINGS

         On July 5, 1996, Checkpoint Systems, Inc. ("CSI") filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI, a manufacturer of theft prevention devices for retail stores, seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial with respect to the injunctive relief that is being sought by CSI was completed on January 14, 2000. The parties are currently awaiting the District Court's ruling. The Company is unable to predict the outcome of this litigation or the total expenses that the Company would incur if CSI is granted the relief that it is seeking. In the event that CSI is granted the full injunctive relief it is seeking and the Company is required to cease using the "Check Point" name in connection with its products and services, the Company will may incur material expenses in launching a new name.


ITEM 4.      CONTROL OF REGISTRANT

         The following table sets forth certain information regarding ownership of the Company's Ordinary shares as of June 19, 2000 for (i) each person who is known by the Company to own beneficially more than ten percent of the Company's outstanding Ordinary shares, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all current executive officers and directors as a group.

   NAME OF TEN PERCENT                                                       PERCENTAGE OF
   SHAREHOLDERS, OFFICERS AND DIRECTORS                 AMOUNT OWNED             CLASS
   ------------------------------------                 ------------            -------
   Gil Shwed..................................            8,316,332              10.76%
   Marius Nacht                                           7,833,932              10.13%

   All directors & executive officers as a
     group (Eight persons including Gil Shwed            21,509,676              27.82%
     and Marius Nacht)........................

The Company is not directly or indirectly controlled by another corporation or by any foreign government.

ITEM 5.  NATURE OF TRADING MARKET

         The Company's Ordinary shares have traded publicly on the Nasdaq National Market under the symbol "CHKP" since March 3, 1999. From June 28, 1996 to March 2, 1999, the Company's Ordinary shares have traded publicly on the Nasdaq National Market under the symbol "CHKPF". The Company's Ordinary shares trade publicly only on the Nasdaq National Market. The following table lists the high and low closing sale prices for the Company's Ordinary shares for the periods indicated as reported by the Nasdaq National Market:

On December 20, 1999, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective January 31, 2000. All numbers below reflect this adjustment.


    1998                                                                                            HIGH        LOW
    ----
    First Quarter..............................................................................   22 15/16    15  1/4
    Second Quarter ............................................................................     23 7/8    13 9/32
    Third Quarter..............................................................................    16 9/16     9 1/16
    Fourth Quarter.............................................................................   22 29/32     6  1/2

    1999
    ----
    First Quarter..............................................................................    27  3/4    17 5/16
    Second Quarter.............................................................................   27  7/16    13  3/8
    Third Quarter..............................................................................   46 13/16    27 9/32
    Fourth Quarter.............................................................................   104 9/16    41  1/2

    2000
    ----
    First Quarter..............................................................................  279 14/16    91 10/16
    Second Quarter (through June 16, 2000).....................................................  233 11/16   134 14/16

         On June 16, 2000, the last reported sale price of the Company's Ordinary shares on the Nasdaq National Market was $213 12/16 per share. According to the Company's transfer agent, as of April 30, 2000, there were approximately 187 holders of record of the Company's Ordinary shares. Approximately 76% of the Company's Ordinary shares were held in the United States by approximately 179 holders of record.



ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS

         Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected our operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary shares or the proceeds from the sale of the shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

         Neither the Memorandum of Association or Articles of Association of the Company nor the laws of the State of Israel restrict in anyway the ownership or voting of Ordinary shares by non-residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.

ITEM 7.      TAXATION

        ISRAELI TAXATION, FOREIGN EXCHANGE REGULATION AND INVESTMENT PROGRAMS

         The following is a summary of the current tax laws of the State of Israel that are material to the Company and its shareholders, including U.S. and other non-Israeli shareholders. The following also includes a discussion of certain Israeli government programs benefiting various Israeli businesses, including the Company. To the extent that the discussion is based on legislation yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended and should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

ISRAELI TAX CONSIDERATIONS

     Proposed Tax Reform

         On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as ours. The proposed reform would also impose a capital gains tax on individuals on the sale of shares, unless the selling shareholder is entitled to benefits under a tax treaty. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

     General Corporate Tax Structure

         Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. In the Company's case, the rate is currently effectively reduced, as described below.

     Law for the Encouragement of Industry (Taxes), 1969

         Pursuant to the Law for the Encouragement of Industry (Taxes), 1969 (the "Industry Law"), a company qualifies as an "Industrial Company" if it is resident in Israel and at least 90% of its income in any tax year, determined in Israeli currency (exclusive of income from defense loans, capital gains, interest and dividends) is derived from an "Industrial Enterprise" it owns. An "Industrial Enterprise" is defined for purposes of the Industry Law as an enterprise the major activity of which, in a given tax year, is industrial production.

         The Company qualifies as an Industrial Company. As an Industrial Company, it is entitled to certain tax benefits, including a deduction of 12.5% per annum on the cost of patents or certain other intangible property rights.

         The tax laws and regulations dealing with the adjustment of taxable income for inflation in Israel provide that Industrial Enterprises, such as those of the Company, are eligible for special rates of depreciation deductions. These rates vary in the case of plant and machinery according to the number of shifts in which the equipment is being operated and range from 20% to 40% on a straight-line basis, or 30% to 50% on a declining balance basis for equipment first put into operation on or after June 1, 1989 (instead of the regular rates which are applied on a straight-line basis). See Note 2g and 8c of Notes to consolidated financial statement.

         Moreover, Industrial Enterprises which are Approved Enterprises (see below) can choose between (a) the special rates referred to above, and (b) accelerated regular rates of depreciation applied on a straight-line basis in respect of property and equipment, generally ranging from 200% (in respect of equipment) to 400% (in respect of buildings) of the Ordinary depreciation rates during the first five years of service of these assets, provided that the depreciation on a building may not exceed 20% per annum.

         Eligibility for benefits under the Industry Law is not contingent upon the approval of any Government agency. No assurance can be given that the Company will continue to qualify as an Industrial Company or will be able to avail itself of any benefits under the Industry Law in the future.

     Law for the Encouragement of Capital Investments, 1959

         General. Certain of the Company's facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

         The Israeli Investment Center, a statutory body made up of representatives of various Government ministries, has the discretion, within the funding limits set by the Government budget, to grant the status of an "Approved Enterprise" to a project submitted to it if such project is likely to meet the objectives of the Investment Law and it is desirable to encourage the implementation of the project by the grant of the approval. The objectives of the Investment Law are to attract capital to Israel and encourage economic initiative and investments of foreign and local capital in order to (i) develop the Israeli economy's productive capacity, utilize its resources and economic potential efficiently and maximize the productive capacity of existing enterprises, (ii) improve the State's balance of payments by reducing imports and increasing exports, and (iii) assist in the absorption of immigration, distribute the population over the area of the country and create sources of employment.

         The Investment Law provides that a capital investment program in production facilities (or other eligible facilities) may, upon application to the Israeli Investment Center, be designated as an Approved Enterprise. Each approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits available under an approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the approval. The taxable income attributed to an Approved Enterprise in any year is computed as a ratio of the increase, if any, in the company's sales in that year compared to its sales in the year before the Approved Enterprise commenced its manufacturing activities.

         In the event that (i) only a part of a company's taxable income is derived from an Approved Enterprise, or (ii) the company owns more than one Approved Enterprise, the resulting effective corporate tax rate of the company represents the weighted combination of the various applicable rates. A company owning a "mixed enterprise" (for example, a company whose income is derived both from an Approved Enterprise and from other sources) may not distribute a dividend which is attributable only to the Approved Enterprise.

         Subject to certain provisions concerning income subject to the Alternative Benefits (see below), any dividends distributed by a company with an Approved Enterprise are deemed attributable to the entire enterprise, and the effective tax rate applicable to such dividend will represent the weighted combination of the various tax rates applicable to the company's Approved Enterprise and other activities.

         Tax Benefits. Income derived from an Approved Enterprise is subject to corporate tax at the reduced rate of 25% until the earliest of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income (which income is not offset by deductions attributable to other sources), (ii) 12 years from commencement of production or (iii) 14 years from the date of grant of the Approved Enterprise status.

         A company owning an Approved Enterprise which was approved after April 1, 1986, may elect to forego the entitlement to grants and to the tax benefits otherwise available under the Investment Law, and apply for an alternative package of tax benefits ("Alternative Benefits"). Under the Alternative Benefits, undistributed income from the Approved Enterprise is fully tax exempt (a tax holiday) for a defined period. The tax holiday ranges from two to 10 years, depending principally upon the geographic location within Israel. On expiration of the tax holiday, the Approved Enterprise is eligible for the reduced tax rate (25%) for the remainder of the otherwise applicable period of benefits as described above.

         Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the source at the rate of 15%. The reduced rate of 15% is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. In addition, a company which elects the Alternative Benefits will be subject to corporate tax at the otherwise applicable rate of 25% of the gross amount of the dividend (or lower in the case of an FIC which is at least 49% owned by non-Israeli residents; see below) if it pays a dividend out of income derived by its Approved Enterprise during the tax exemption period. Based on its first investment program, the Company was granted Approved Enterprise status, has elected the Alternative Benefits and has been granted a tax exemption for a period of four years commencing in 1995, the year in which it first earned taxable income and ending in 1998. In June 1997, the Company's application for an expansion program was approved. The expansion program entitles the Company to a tax exemption for a period of two years and to a reduced tax rate of 10%-25% for an additional period of five to eight years, based on the percentage of foreign ownership in the Company. The aforementioned benefits are in respect of the taxable income which the Company derives from the expansion program.

         The tax benefits available to an Approved Enterprise relate only to taxable income attributable to that specific enterprise and are contingent upon the fulfillment of the conditions stipulated by the Investment Law, the regulations published thereunder and the instruments of approval for the specific investments in the Approved Enterprise. In the event of the failure of the Company to comply with these conditions, the tax and other benefits could be canceled, in whole or in part, and the Company might be required to refund the amount of the canceled benefits (including the grants), with the addition of Israeli consumer price index ("CPI") linkage differences and interest. The Company believes that its Approved Enterprise has substantially complied with all applicable conditions.

         The Approved Enterprise of a company which qualifies as a "Foreign Investors' Company" (an "FIC") is entitled to further tax benefits. Subject to certain conditions, an FIC is a company in which more than 25% of the share capital (in terms of shares, as well as combined share capital and long-term shareholder loans, rights to profits, voting and appointment of directors) is owned, directly or indirectly, by persons who are not residents of Israel. Such a company with a foreign investment of more than 25% will be eligible for an extension of the period of tax benefits for its Approved Enterprises (up to ten years), and to further tax benefits should the foreign investment rise above 49%. The Company has become FIC after the Initial Public Offering, although foreign investment in the Company is not expected to exceed 49%.

         Financial Benefits. An Approved Enterprise is also entitled to a grant from the Government of Israel with respect to investments in certain production facilities located in designated areas within Israel, provided it did not elect the Alternative Benefits. Grants are available for enterprises situated in development areas and for high technology skill intensive enterprises in Jerusalem. The investment is computed as a percentage (currently up to 20%, depending upon the location of the enterprise) of the original costs of the fixed assets for which Approved Enterprise status has been granted. To date, the Company has not received any such grant.

         From time to time, the Government has considered reducing the benefits available to companies under the Investment Law. The termination or substantial reduction of any of the benefits available under the Investment Law, particularly the exemption from tax under the Alternative Benefits program, could have a material adverse effect on future investments by the Company in Israel.

     Taxation Under Inflationary Conditions

         The Income Tax Law (Inflationary Adjustments), 1985 (the "Inflationary Adjustments Law") is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the taxable profits computed under regular historical cost principles.

         The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the CPI, under which certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. If shareholders' equity exceeds the depreciated cost of fixed assets (each as defined in the Inflationary Adjustment Law), a tax deduction is allowed which takes into account the effect of the annual rate of inflation on such excess (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without time limit). If the depreciated cost of such fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

         Under the Inflationary Adjustments Law, taxable income is measured in real terms, in accordance with the changes in the CPI. The discrepancy between the change in (i) the CPI and (ii) the exchange rate of the Israeli currency to the U.S. dollar, each year and cumulatively, may result in a significant difference between taxable income and the income denominated in U.S. dollars as reflected in the consolidated financial statements of the Company. In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the CPI. An FIC may, subject to certain conditions, elect to measure its results for tax purposes in dollar terms.

     Tax Benefits and Government Support of Research and Development

         Israeli tax law has allowed, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved or funded by the relevant Israeli Government Ministry (determined by the field of research). The research and development is for the promotion of the enterprise and is carried out by, or on behalf of, the company seeking such deduction. Expenditures not so approved or funded are deductible over a three-year period.

         Under the Law for the Encouragement of Industrial Research and Development, 1984 (the "Research Law"), a research and development program approved by a research committee is eligible for grants of between 30% and 66% of the project's expenditures (depending on the circumstances) upon meeting certain criteria, against the payment of royalties from the sale of the product developed in accordance with the program. The Company received relatively minor grants under the Research Law, and has satisfied all financial obligations relating thereto. The Research Law requires that the manufacture of any product developed as a result of research and development funded by the Israeli Government take place in Israel. It also provides that know-how from the research and development which is used to produce the product may not be transferred to third parties without the approval of a research committee. Such approval is not required for the export of any products resulting from such research or development.

         Royalties are generally required to be paid on sales of the products developed with such grants, up to a U.S. dollar-linked amount equal to the grant. If a company that has obtained such grants requests and obtains permission to manufacture outside of Israel the product developed in accordance with the program, the royalty rates and the maximum royalties payable increase significantly.

         The Israeli Government also makes available funding for research and development of generic technology. This funding, which may be granted to a consortium of companies with an interest in a common generic technology, is non-refundable and not subject to royalties.

     Capital Gains Tax

         Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the "Real Gain" and the "Inflationary Surplus." The Real Gain is the excess of the total capital gain over the Inflationary Surplus, computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Inflationary Surplus is taxed at a rate of 10% for residents of Israel (and is exempt from tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Real Gain is added to ordinary income which is taxed at the ordinary rate for individuals and 36% for corporations. Inflationary Surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel and purchasers of shares in the Offering will consequently be exempt from paying Israeli tax on the Inflationary Surplus. Sales by both residents and non-residents of Israel of securities of most Israeli companies that qualify as "Industrial Companies" or "Industrial Holding Companies" on recognized stock exchanges in Israel and outside of Israel are presently exempt from the capital gains tax.

         Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of Ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty (which is defined to include a U.S. corporation and a U.S. individual) and who is entitled to claim the benefits afforded to such resident ("Treaty U.S. Resident") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, Ordinary shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of Ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, Ordinary shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would be subject to such Israeli tax; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

DIVIDEND DISTRIBUTIONS

         Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% (15% for dividends generated by an "Approved Enterprise") is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S. - Israel Tax Treaty, the withholding tax with respect to dividends paid to a holder of Ordinary shares who is a resident of the United States generally is 25%, but is reduced to 12.5% in the case of a corporate recipient that owns in excess of 10% of the voting stock of the company during the company's taxable year preceding the distribution of the dividend and the portion of the company's taxable year prior to the distribution of the dividend (however, under the Investment Law, dividends generated by an "Approved Enterprise" are taxed at the rate of 15%).

                       UNITED STATES FEDERAL INCOME TAXES

         The following summary sets forth the material United States federal income tax consequences that may be applicable to the following persons who invest in the Ordinary shares and hold such Ordinary shares as capital assets ("U.S. Shareholders"): (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States, (ii) corporations or other entities created or organized in or under the laws of the United States or any state thereof and (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Prospectus. This discussion does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers and tax-exempt organizations, or foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the company's outstanding voting shares or (d) any aspect of state, local or non-United States tax laws.

         THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

DIVIDENDS PAID ON THE ORDINARY SHARES

         A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Shareholder's tax basis in the Ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary shares. Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution.

CREDIT FOR ISRAELI TAXES WITHHELD

         Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the Ordinary shares generally will be eligible for credit against a U.S. Shareholder's United States federal income tax liability or, at such U.S. Shareholder's election, may be claimed as a deduction. Such limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the United States federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Ordinary shares generally will be classified as "passive income" for the purpose of computing U.S. Shareholder's foreign tax credit limitations. Foreign tax credits may not be used to reduce liability for the United States individual and corporate minimum taxes by more than 90%.

DISPOSITION OF THE ORDINARY SHARES

         The sale or exchange of Ordinary shares generally will result in the recognition of gain or loss in an amount equal to the difference between the amount realized by the U.S. Shareholder and the U.S. Shareholder's tax basis in the Ordinary shares sold or exchanged. Such gain or loss will be a capital gain or loss and will be long-term if the U.S. Shareholder's holding period for the Ordinary shares exceeds one year.

PASSIVE FOREIGN INVESTMENT COMPANY STATUS

         Based upon its current and projected income, assets and activities, the Company believes that it is not currently a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes and will not be a PFIC for any subsequent year. The Company would be classified as a PFIC if, for any taxable year, either (i) 75% or more of its gross income is passive in nature, or (ii) on average, 50% or more of its assets (by value or, if the Company elects, by their adjusted basis for computing earnings and profits) produce or are held for the production of passive income. If the Company were a PFIC for any taxable year, a U.S. Shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the Ordinary shares (generally, a distribution which exceeds 125% of the average annual distributions in the prior three years) and on disposition of the Ordinary shares. Under these rules, the excess distribution or gain would be allocated ratably over the U.S. Shareholder's holding period for the Ordinary shares, the amount allocated to the current taxable year would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" cannot be offset by any net operating losses.

         U.S. Shareholders may avoid taxation under the rules described above by making a "qualified electing fund" election to include such holder's share of the Company's income on a current basis or a "deemed sale" election if the Company no longer is classified as a PFIC. However, a U.S. Shareholder may make a qualified electing fund election only if we agree to furnish the U.S. Shareholder annually with certain tax information.

We do not presently prepare or provide such information, and such information may not be available to U.S. Shareholders if the Company is subsequently determined to be a PFIC.

         U.S. Shareholders holding "marketable shares" (which we consider our Ordinary shares to be) in a PFIC may make an election to mark that stock to market annually, rather than be subject to the above-described rules. Under such election the U.S. Shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. The shareholder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains with respect to the stock included in income by the shareholder for prior taxable years. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on PFIC stock, as well as to any loss realized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock.

         A U.S. Shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

ITEM 8.      SELECTED FINANCIAL DATA

         The following selected consolidated statements of operations data for the years ended December 31, 1997, 1998 and 1999, and the selected consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from the Company's consolidated financial statements, set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). The selected consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995, 1996 and 1997 have been derived from audited consolidated financial statement not included in this Form 20-F and have also been prepared in accordance with US GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's consolidated financial statements included elsewhere in this Form 20-F.

                                                                           YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------
                                                      1995 (*)      1996 (*)      1997 (*)         1998          1999
                                                    -----------   -----------   ------------   ------------   ----------
                                                                               (IN THOUSANDS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:

Revenues..........................................      $10,070       $34,580      $86,352       $141,941       $219,567

Cost of revenues..................................          779         2,884        6,839         13,623         22,423
                                                    -----------   -----------   ----------     ----------     ----------
Gross profit......................................        9,291        31,696       79,513        128,318        197,144
                                                    -----------   -----------   ----------     ----------     ----------
Operating expenses:
 Research and development, net....................        1,121         3,803        7,105         10,629         18,923
 Sales and marketing..............................        1,770        10,275       26,611         39,966         68,229
 General and administrative.......................        1,455         3,641        7,766         10,886         13,069
                                                    -----------   -----------   ----------     ----------     ----------
 Total operating expenses.........................        4,346        17,719       41,482         61,481        100,221
                                                    -----------   -----------   ----------     ----------     ----------
Operating income..................................        4,945        13,977       38,031         66,837         96,923
Interest income (expenses), net...................          (24)        1,490        4,556          4,406         12,770
Capital gain                                                 --            --           --          2,581            192
                                                    -----------   -----------   ----------     ----------     ----------
Income before income taxes........................        4,921        15,467       42,587         73,824        109,885
Income taxes (benefit)............................          (10)          346        2,309          3,947         14,104
                                                    -----------   -----------   ----------     ------------   ----------
                                                          4,931        15,121       40,278         69,877         95,781
Equity in losses of an affiliate..................           -             -           760             -              -
                                                    -----------   -----------   ----------     ----------     ----------
Net Income........................................       $4,931       $15,121      $39,518        $69,877        $95,781
                                                    ===========   ===========   ==========     ==========     ==========

Basic earnings per share (1)......................        $0.08         $0.24        $0.58          $0.99          $1.29
Shares used in computing basic earnings
per share (1)...................................         59,052        63,478       67,874         70,870         74,310
Diluted earnings per share (1)....................        $0.07         $0.21        $0.52          $0.90          $1.17
Shares used in computing diluted earnings per
share (1).........................................       67,572        71,986       76,104         77,390         82,152


                                                                                DECEMBER 31,
                                                    --------------------------------------------------------------------
                                                     1995 (*)      1996 (*)       1997 (*)        1998           1999
                                                    -----------   -----------   ------------   ------------   ----------
                                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital ..................................       $1,528       $56,603       $60,817        $80,872      $198,204
Total Assets......................................        7,356        66,572       124,964        211,531       394,346

Shareholder's equity .............................        5,151        58,170       100,025        175,707       292,508

----------

(1) See Note 2 of Notes to consolidated financial statements for an explanation of the determination of shares used in computing earnings per share.

(*) Reported financial results reflect the acquisition of MetaInfo, Inc., which was accounted for as a pooling-of-interest transaction, and all prior period amounts have been restated

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         Check Point develops, markets, and supports policy-based enterprise security, traffic control and IP address management solutions that protect information assets and enhance the performance of enterprise networks. Check Point was founded in July 1993, introduced its first product, FireWall-1, in April 1994 and began generating revenues in the third quarter of 1994. The Company's revenues totaled $86.4 million, $141.9 million and $219.6 million in 1997, 1998 and 1999, respectively, substantially all of which have been derived from the sales of its FireWall-1 and VPN-1 product families and related maintenance contracts.

         Although the Company has experienced significant percentage growth in revenues and net income, the Company does not believe that such growth rates are sustainable. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. In addition, the Company's limited operating history makes the prediction of future operating results difficult or impossible.

         Revenues from software license agreements are recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition" upon delivery of software: (i) when collection is probable: (ii) all license payments are due within one year, (iii) the license fee is otherwise fixed and determinable, (iv) vendor specific evidence exists to allocate the total fee to the undelivered elements of the arrangements and (v) persuasive evidence of an arrangement exists.

         In December 1998, the AICPA issued SOP 98-9 "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". SOP 98-9 amends SOP 98-4 to extend the deferral to the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not expect the impact of this new statement on the Company's consolidated balance sheet or results of operations, to be material.

Revenues from maintenance and support contracts are recognized ratably over the term of the agreement.

         The Company has derived substantially all of its revenues from sales of its FireWall-1 and VPN-1 families of software products. The Company expects to derive the vast majority of its revenues in the near future from sales of its FireWall-1 product suite and VPN-1 product family, and specifically the Internet Gateway and Enterprise product categories. If FireWall-1 or VPN-1 should fail to receive widespread market acceptance, or if end-users should subsequently adopt an alternative approach to enterprise security or VPNs, the Company's business, operating results and financial condition would be materially adversely affected.

         During 1999 approximately 12% of the revenues were derived from a single reseller. No reseller exceeded 10% of the Company's revenues in 1998. Approximately 18% of the Company's revenues were derived from a single reseller in 1997.

          During each of the three years 1997, 1998 and 1999, the Company significantly increased the number of its resellers, distributors OEMs, Internet Service Providers and system integrators on a worldwide basis.

         In 1998, the Company established a new channel through Managed Service Providers to utilize Check Point's products in their managed service offerings.

The following table sets forth, for the periods indicated the percentage of total consolidated revenues derived from sales into each of the regions identified in the table.

                                                                        YEAR ENDED DECEMBER 31,
                                                             -----------------------------------------------
REGION                                                            1997            1998            1999
------                                                            ----            ----            ----
U.S.A.                                                            58%             57%             53%
Great Britain                                                      8%              9%              9%
Europe (excluding Great Britain)                                  15%             17%             20%
Japan                                                             10%              7%             11%
Other, including Israel                                            9%             10%              7%

         On April 13, 1998, the Company acquired MetaInfo, Inc., a Washington corporation and industry leader in IP address management software, and issued 683,200 Ordinary shares in exchange for all the outstanding shares and options to purchase shares of MetaInfo. MetaInfo became a wholly owned subsidiary of Check Point Software Technologies, Inc. The IP address management products integrate dynamic assignment of IP addresses (DHCP), mapping of IP addresses to user-friendly names (DNS), and directory services.

         The Company expects gross margins to decline as it expands its customer and technical support organization and incurs increased royalty obligations to third parties. The Company also expects that it will experience increasing competition and pricing pressure, which would result in lower gross margins. In 2000, the Company intends to continue to make significant investments in the further development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and in additional countries in Europe and Asia. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. Any material reduction in gross or operating margins could materially adversely affect the Company's operating results.

         Research and development expenditures have been charged to operations as incurred. Statement of Financial Accounting Standards ("SFAS") No. 86 requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release have been insignificant.

RESULTS OF OPERATIONS

         Reported financial results reflect the acquisition of MetaInfo, Inc., which was accounted for as a pooling-of-interest transaction, and all prior period amounts have been restated.

         The following table presents for the periods indicated line items from the Company's statement of operations as a percentage of the Company's revenues.

                                                            1997            1998            1999
                                                            ----            ----            ----
                 Revenues                                        100%             100%            100%

                 Cost of revenues                                   8               10              10
                                                        -----------------------------------------------
                 Gross profit                                      92               90              90
                                                        -----------------------------------------------
                 Operating expenses:
                 Research and development, net                      8                7               9
                 Sales and marketing                               31               28              31
                 General and administrative                         9                8               6
                                                        -----------------------------------------------
                 Total operating expenses                          48               43              46
                                                        -----------------------------------------------
                 Operating income                                  44               47              44
                 Interest  income, net                              5                3               6
                 Capital gain                                     ---                2             ---
                                                        -----------------------------------------------

                 Income before income taxes                        49               52              50

                 Income taxes                                       3                3               6
                                                        -----------------------------------------------
                                                                   46               49              44
                 Equity in losses of an affiliate                   1              ---             ---

                                                        -----------------------------------------------
                 Net Income                                       45%              49%             44%
                                                        -----------------------------------------------

         Revenues . The Company's revenues are derived from the sale of software products and related software subscriptions and support contracts. The Company's revenues were $86.4 million, $141.9 million and $219.6 million in 1997, 1998 and 1999, respectively. These increases resulted primarily from the growth in the market for the Company's enterprise security products, expanded awareness of the Company's products, increased sales through OEMs and other resellers and the introduction of new versions of FireWall-1, VPN-1 and the introduction of Provider-1. Revenues from sales to United States resellers were 58%, 57% and 53% of revenues in 1997, 1998 and 1999, respectively. However, the Company believes that since it sells its products to resellers and OEMs in the United States that have significant international reseller bases, a significant portion of its products are resold by these resellers and OEMs outside the United States.

         Cost of Revenues. The Company's cost of revenues is comprised of the cost of freight, media, software production, manuals and packaging, the cost of post-sale customer support and royalties. Cost of revenues was $6.8 million, $13.6 million and $22.4 million for 1997, 1998 and 1999, respectively. Gross margins were 92%, 90% and 90% of the Company's revenues for 1997, 1998 and 1999, respectively.

         Research and Development, Net. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Net research and development expenses were $7.1 million, $10.6 million and $18.9 million in 1997, 1998 and 1999, respectively, representing 8%, 7% and 9% of revenues, respectively. The increases in absolute dollars were due to the addition of new development personnel. The Company received non-royalty bearing grants of $797,000, $450,000 and $60,000 dollars for fiscal years 1997, 1998 and 1999, respectively. The Company anticipates that research and development expenditures will increase in the short term and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its research and development organization.

         Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Sales and marketing expenses were $26.6 million, $40.0 million and $68.2 million in 1997, 1998 and 1999, respectively, representing 31%, 28% and 31% of revenues, respectively. The substantial increase in absolute dollars each year were due to the costs associated with the expansion of the Company's sales and marketing activities. Sales and marketing expenses increased as a percentage of revenues in 1999 as compared with 1998, primarily due to increased sales and marketing activities in North America and the rest of world. The Company anticipates that its sales and marketing expenditures will increase in absolute dollars and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its sales and marketing activities.

         General and Administrative. General and administrative expenses consist primarily of outside professional fees, salaries and other related expenses. General and administrative expenses were $7.8 million, $10.9 million and $13.1 million in 1997, 1998 and 1999, respectively, representing 9%, 8% and 6% of revenues, respectively. The increase in absolute dollars was primarily due to the addition of staff, increased costs associated with the expansion of the Company's business. The decreases in general and administrative expenses as a percentage of revenues for all periods were attributable to the significant increase in revenues. The Company anticipates that general and administrative expenses will increase in absolute dollars and may fluctuate as a percentage of revenues as the Company expands its finance and administrative infrastructure, and continues to incur additional costs associated with being a public company.

QUARTERLY RESULTS OF OPERATIONS The following table sets forth certain unaudited consolidated statement of operations data for each of the quarters in 1998 and 1999, as well as the percentage of the Company's revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's consolidated financial statements and Notes thereto appearing elsewhere in this Prospectus. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Quarter ended, in thousands, except per share data
Fiscal year ends December 31

                                                        FISCAL YEAR 1998                              FISCAL YEAR 1999
-----------------------------------------------------------------------------------------------------------------------------------
                                             Q1          Q2          Q3          Q4          Q1          Q2         Q3        Q4
-----------------------------------------------------------------------------------------------------------------------------------
Revenues                                  $31,956    $34,271     $35,221     $40,493     $43,772     $50,051    $57,799    $67,945

Cost of revenues                            3,012      2,857       3,367       4,387       4,711       5,092      6,053      6,567
-----------------------------------------------------------------------------------------------------------------------------------
Gross profit                               28,944     31,414      31,854      36,106      39,061      44,959     51,746     61,378
-----------------------------------------------------------------------------------------------------------------------------------

 Operating expenses:

      Research and development, net         2,595      2,562       2,641       2,831       4,043       4,353      4,892      5,635
      Sales and marketing                   8,828      9,778       9,930      11,430      12,643      15,744     18,343     21,499
      General and administrative            2,722      2,933       2,724       2,507       2,862       3,219      3,385      3,603
-----------------------------------------------------------------------------------------------------------------------------------
      Total operating expenses             14,145     15,273      15,295      16,768      19,548      23,316     26,620     30,737
                                         ------------------------------------------------------------------------------------------
Operation income                           14,799     16,141      16,559      19,338      19,513      21,643     25,126     30,641
Interest income, net                        1,161      1,447       1,424         374       2,624       2,705      3,609      3,832
Capital gain                                 ---       2,581        ---         ---         ---          192       ---        ---
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                 15,960     20,169      17,983      19,712      22,137      24,540     28,735     34,473
Income taxes                                  811        990       1,046       1,100       2,434       3,008      4,010      4,652
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                $15,149    $19,179     $16,937     $18,612     $19,703     $21,532    $24,725    $29,821
Basic earnings per  share                   $0.22      $0.27       $0.24       $0.26       $0.27       $0.29      $0.33      $0.39
                                          -----------------------------------------------------------------------------------------
Shares used in computing basic earnings
per share                                  70,114     70,530      70,732      72,090      73,180      73,638     74,702     75,720
                                          -----------------------------------------------------------------------------------------
Diluted earnings per share                   $0.2      $0.25       $0.22       $0.23       $0.24       $0.27       $0.3      $0.35
                                          -----------------------------------------------------------------------------------------
Shares used in computing diluted
earnings per share                         77,638     76,796      76,034      80,028      80,610      81,118     82,842     85,568

AS A PERCENTAGE OF REVENUES
Revenues                                      100%       100%        100%        100%        100%        100%       100%       100%
Cost of revenues                                9          8          10          11          11          10         10         10
Gross profit                                   91         92          90          89          89          90         90         90
Operating expenses:
      Research and development, net             8          7           7           7           9           9          8          8
      Sales and marketing                      28         29          28          28          29          31         32         32
      General and administrative                9          9           8           6           6           6          6          5
      Total operating expenses                 45         45          43          41          44          46         46         45
Operating income                               46         47          47          48          45          44         44         45
Interest income, net                            4          4           4           1           6           5          6          6
Capital gain                                  ---          8         ---         ---         ---         ---        ---        ---
Income before income taxes                     50         59          51          49          51          49         50         51
Income taxes                                    3          3           3           3           6           6          7          7
Net income                                     47         56          48          46          45          43         43         44

         The Company's future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the timing of new product releases and acceptance of new products, the demand for the Company's products, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the expansion of the Company's sales and marketing organizations, the Company's ability to develop new and enhanced products and control costs, the Company's ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which product is sold, the mix of products and services sold, the growth in the acceptance of and activity on, the Internet and World Wide Web, the growth of intranets, seasonal trends in customer purchasing, customer capital spending budgets, foreign currency exchange rates and general economic factors. The Company's revenue is subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the year-end purchasing cycles of many end-users of the Company's products. The Company believes that it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31, respectively.

         The Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues because of the relatively small amount of the Company's expenses which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Ordinary shares would likely be materially adversely affected.)

LIQUIDITY AND CAPITAL RESOURCES

         The Company has primarily financed its operations through cash generated from operations and proceeds from its Initial Public Offering. Cash and cash equivalents and short term investments were $242.5 million, and long term investments were $82.9, at December 31, 1999, as compared with cash and cash equivalents and short term investments of $82.7 million and long term investments of $87.9 million in 1998. The Company generated net cash from operations of $47.9 million, $70.2 million and $144.3 million in 1997, 1998 and 1999, respectively. Net cash from operations for these periods consisted primarily of net income plus increases in deferred revenues, accrued expenses and other liabilities offset by increases in trade receivables. The Company's capital investments have amounted to $2.6 million, $6.1 million and $6.0 million in 1997, 1998 and 1999, respectively. Capital investments during 1999 were primarily for computer equipment and software for the Company's research and development and technical service organization efforts. As of December 31, 1999, the Company had no material commitments for capital expenditures. Net cash provided by financing activities were approximately $2.2 million, $5.2 million and $15.7 million in 1997, 1998 and 1999 respectively, primarily as a result of stock options exercised. We invest excess cash in marketable securities and bank deposits of varying maturities, depending on our projected cash needs for operations, capital purchases and other business purposes.

         The Company believes that its existing sources of liquidity and cash flow will be adequate to fund its operations through at least the end of 2000.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

         The cost of the Company's operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The rate of inflation in Israel in 1999 was 1.3% (compared to 8.6% in 1998 and 7.1% in 1997), while the NIS was revaluated upwards by 0.2% against the dollar (compared to a devaluation of 17.6% in 1998 and 5.2% in 1997). These increases did not materially adversely affect the Company's results of operations in such periods, although there can be no assurance that there will not be a material adverse effect on the Company's business, operating results and financial condition in the future should this pattern recur. Most of the Company's revenues are denominated in United States dollars. In addition, a substantial portion of the Company's costs is incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits, marketable securities, long-term investments and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. In addition, in the quarter ended December 31, 1998, the Company recorded foreign exchange losses of approximately $ 2.0 million as a result of a steep devaluation of the NIS in relation to the dollar. The Company's consolidated financial statements are also presented in United States dollars. Transactions and balances denominated in United States dollars are presented in the consolidated financial statements at their original amounts. Non-dollar transactions and balances have been translated into United States dollars in accordance with the principles set forth in FAS No. 52. The Company has not engaged in any significant hedging activities to date.


EFFECTIVE CORPORATE TAX RATE

         The Company's effective tax rate was 5.4%, 5.3% and 12.8% in 1997, 1998 and 1999 respectively. These low tax rates were achieved due to the tax holiday prescribed by the Company's approved enterprise status of its production facilities in Israel.

         The Company has been granted "Approved Enterprise" status by the Israeli government according to three investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10%-25% for an additional five or three years, respectively, on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to gradually expire from 1999 to 2004. See Note 8 of Notes to consolidated financial statements. Almost all of the Company's Israeli income has been generated from its Approved Enterprises. To date, almost all of the Company's sales of products have been made from Israel. The Company's United States subsidiary, which commenced operations in July 1995, has been operated pursuant to a cost plus agreement with the Company through 1998 and operates as a distributor since 1999. The Company's United States subsidiary incurred income taxes of $1,482,000, $1,026,000 and $2,490,000 in 1997, 1998 and 1999,
respectively. In addition, as the Company expands its international operations, a portion of revenues generated in foreign jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel.

         If the retained tax exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 20%) and an income tax liability would be incurred of approximately $60.1 million as of December 31, 1999.

YEAR 2000 COMPLIANCE

The year 2000 presented potential concerns and issues or the Company as well as other companies in the information technology industry. In general, Year 2000 readiness issues in computer software and hardware systems relate to the use of two-digit date formats, instead of four digits, to represent a particular year.

The Company established a global project team to coordinate the Company's Year 2000 readiness efforts and address the impact of the Year 2000 date transition on its operations. The project team met regularly and reported to an executive steering committee composed of the Executive Vice President, the Corporate Counsel and the Vice President of Technical Services. The Company's initial year 2000 readiness plans encompassed four phases. The first phase was an inventory and assessment of the Company's internal systems. The second phase was testing such systems for Year 2000 readiness. The third phase was remediation, representing the repair or replacement of any non-compliant hardware or software, and the fourth phase was contingency planning and preparation. The Company completed all phases and has not experienced any disruptions in its internal operations or systems, both information technology
(IT) and non-IT systems, related to the Year 2000. These systems are based primarily on the Company's own software products with respect to applications and also include third-party software and hardware technology.

The Company believes that the most current versions of its products, including available patches have not been adversely affected by the Year 2000 date change. The Company tested its products and established appropriate up grade paths as necessary. The Company encouraged resellers to follow the designated upgrade paths or conduct their own testing to determine continued use of such products allowed them to meet their own Year 2000 readiness objectives.

The Company has not experienced an increase in technical support calls since the new year related to Year 2000 readiness issues. However, there can be no assurance that the Company will not experience unanticipated negative consequences or material costs caused by undetected errors or defects in its products. While the Company believes that the most current versions of its products are Year 2000 ready, other factors may result in an application created using the Company's products not being Year 2000 ready. Some of these factors include improper programming techniques used in creating the application or non-compliance of the underlying hardware or operating system on which the software runs. The Company does not believe that it would be liable in such events. However, due to the unprecedented nature of potential litigation related to Year 2000 readiness as discussed in the industry and popular press, the Company may be subject to litigation. It is uncertain whether or to what extent the Company may be affected by such litigation.

All costs related to Year 2000 issues were expensed as incurred. Costs for addressing Year 2000 readiness issues were not material. Most of these expenses represented time spent by employees. The Company also continually upgrades and improves its facilities and IT systems. Such costs are integrated into the operating budgets of each geographic area or function and are not separately maintained as Year 2000-related expenses.



EUROPEAN CURRENCY ISSUES

         The Company is aware of the issues raised by the introduction of the Single European Currency ("Euro") on January 1, 1999 and during the transition period through January 1, 2002. The Company's internal systems that are affected by the initial introduction of the Euro have been made Euro capable without material system modification costs. Further internal systems changes will be made during the three-year transition phase in preparation for the ultimate withdrawal of the legacy currencies in July 2002, and the costs of these changes are not expected to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While Check Point will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.




ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         Market risks relating to the Company's operations result primarily from weak economic conditions in the markets in which the Company sells its products and from changes in exchange rates and from changes in interest rates. Other than forward exchange currency contracts described below which are used for hedging cash flow in transactions which are not denominated in U.S. Dollars, the Company does not use derivative financial instruments in its investment portfolio.

FOREIGN CURRENCY RISK

         Most of the Company's sales are made in US dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits, marketable securities, long-term investments and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

         The Company enters into currency forward exchange contracts of approximately three months in length to assure cash flow in transactions which are not denominated in U.S. dollar. The amounts of the outstanding transactions do not represent amounts transferred among the parties, nor they reflect the Company's exposure.

         All above transactions are carried out with known institutions, the liabilities to the Company will be fulfilled as of December 31, 1999, total outstanding transactions to purchase U.S. dollars in exchange for the Japanese yen, were in the amount of $3,720 thousand. Gain and losses on currency forward contracts, are recognized in the same period as gain and losses on the underlying transactions are recognized and generally offset. Gain and losses, which included in the financial statements for the year ended December 31, 1999, were insignificant.

         The Company has mitigated and expects to continue mitigating the foreign currency exposure through salaries, research and development expenses and support for operations in which part of these costs are conducted in other currencies than the US dollar.

INTEREST RATE RISK

         The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment in marketable securities. The Company's marketable securities comprise of Israeli Government debts and U.S. corporate debts. The fair value of the Company's long and short-term securities is based upon their market values as of December 31, 1999.

The table below presents principal amounts and related weighted average rates by date of the maturity for the Company's Marketable Securities.



(In thousands U.S. Dollars)



---------------------------------------------------------------------------------------------------------------------
                                                                                            TOTAL       FAIR VALUE
                                                                                            BOOK           AS OF
                                                             MATURITY                       VALUE        12/31/99
---------------------------------------------------------------------------------------------------------------------
                                                2000           2001          2002
---------------------------------------------------------------------------------------------------------------------
INVESTMENT IN MARKETABLE SECURITIES
---------------------------------------------------------------------------------------------------------------------
      U.S. dollar linked debt securities
      - Changing Interest Rate                 14,552          3,057         91            $17,700         $17,622
---------------------------------------------------------------------------------------------------------------------
      Weighted Average Interest Rate*          5.75%           5.92%         5.94%
---------------------------------------------------------------------------------------------------------------------
      U.S. Corporate debts - Fixed
      Interest Rate                            25,851          18,281         _            $44,132         $43,864
---------------------------------------------------------------------------------------------------------------------
      Weighted Average Interest Rate           6.90%           7.07%          _
---------------------------------------------------------------------------------------------------------------------

* Based upon the Libor as of December 31, 1999


ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The directors and executive officers of the Company are as follows:

NAME                                                                           POSITION
----                                                                           ---------
Gil Shwed(1).......................................    President, Chief Executive Officer and Chairman of the
                                                       Board
Marius Nacht.......................................    Senior Vice President, Director
Jerry Ungerman.....................................    Executive Vice President
Eyal Desheh........................................    Chief Financial Officer
Shlomo Kramer......................................    Founder, Director
Irwin Federman(1)(2)...............................    Director
David Rubner.......................................    Director
Ray Rothrock(1)(2).................................    Director
Alex Vieux.........................................    Director

--------

(1)  Member of Compensation Committee
(2)  Member of Audit Committee

         Gil Shwed, a co-founder of the Company, has served as the Company's President and Chief Executive Officer and as a director of the Company since its inception in July 1993. From June 1992 until June 1993, Mr. Shwed founded and served as a Software Manager for Heliogram, a software development company. From May 1991 until June 1992, Mr. Shwed served as a Consultant and Chief Developer at Graphics Arts, a division of Optrotech Ltd., an automated optical imaging company. From February 1987 until February 1991, Mr. Shwed served in the Israel Defense Forces. Additionally, from February 1991 to July 1993, Mr. Shwed served as a Consultant for E&M Computing, a Sun Microsystems representative in Israel.

         Marius Nacht, a co-founder of the Company, has served as the Company's Senior Vice President since January 1, 1999. Mr. Nacht served as the Company's Vice President of International Operations from September 1995 until December 1998, and from July 1993 to September 1995 Mr. Nacht served as a Vice-President of the Company. Mr. Nacht has served as a director of the Company since its inception in July 1993. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. in Physics and Mathematics from Hebrew University of Jerusalem.

         Jerry Ungerman is Executive Vice President of the Company and has global responsibility for sales, marketing, business development and technical services. He has served in this position since November of 1998. He began his career with IBM in 1967 and from July 1971 to October 1998, Mr. Ungerman held a number of senior management positions with Hitachi Data Systems Corp., a provider of computer networking and data storage solutions for computing environments. Mr. Ungerman holds a B.S.B. in business from the University of Minnesota and is on the board of Serena Software.

         Eyal Desheh, chief financial officer, joined the Company in May 2000. Prior to this appointment, he served as chief financial officer for Scitex Corporation Ltd., a world leader in digital imaging solutions for graphics communications, where he was responsible for all the major finance functions, investor relations, risk management, mergers and acquisitions and legal affairs. Before joining Scitex, he served in numerous finance and business development roles at Bezeq, The Israeli Telecommunications Corp. Ltd., Teva Pharmaceuticals Ltd., H.L. Financial Services Ltd. and Bank Hapoalim. Mr. Desheh holds a B.A. in Economics and an M.B.A in Finance both from Hebrew University of Jerusalem.

         Shlomo Kramer, a co-founder of the Company, served as the Company's Executive Vice President from October 1996 until December 1998, and served as Vice President of Product and Business Development from October 1995 to October 1996. From July 1993 to October 1995, Mr. Kramer served as a Vice President of the Company. Mr. Kramer has served as a director of the Company since its inception in July 1993. Mr. Kramer received a Masters degree in Computer Science from Hebrew University of Jerusalem as well as a B.S. in Mathematics and Computer Science from Tel Aviv University.

         Irwin Federman has served as a director of the Company since November 1995. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since April 1990. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. Mr. Federman is a director of Centillium Communications, Inc., Komag Incorporated, MMC Networks, Inc., NeoMagic Inc., Netro Corporation, Nuance Communications, Inc., QuickLogic, Inc., SanDisk Corp., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

         Ray Rothrock has served as a director of the Company since November 1995. Mr. Rothrock has been a member of Venrock Associates, a venture capital firm, since 1988 and a General Partner of Venrock Associates since 1995. Mr. Rothrock is also a director of USinternetworking, Fogdog Sports, Inc., and a number of private companies. Mr. Rothrock received a B.S. in engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

         David Rubner has served as a director of the Company since June 1999. Mr. Rubner is chairman & chief executive officer of Rubner Technology Ventures Ltd. Prior to starting this company, David Rubner served as president and chief executive officer of ECI Telecommunications Ltd, Israel's largest high-tech company. Prior to this appointment, he held the positions of chief engineer, vice president of operations and executive vice president and general manager of the telecommunications division. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. Mr. Rubner is a member of the Presidium of the Electronics Industries Association and was a recipient of the Industry Prize in 1995.

         Alex Serge Vieux has served as a director of the Company since September 1998. He is chief executive officer of DASAR Brothers, Inc., which he founded in 1989, the owner of ETRE, the European Technology Roundtable Exhibition. He is a member of the board of several public and private technology companies in the United States (Saqqara, NextAge) and Europe (BVRP Software, Cibox, Lernout & Hauspie, Oxydian, Keeboo), and has served as a senior advisor to both government and industry. Mr. Vieux is currently a visiting professor at the French University Paris Dauphine, where he is teaching telecommunications in the United States. Mr. Vieux is a graduate of the Institut d'Etudes Politiques in Paris and HEC. He also holds a law degree from the Universite de Paris II-Assas and an M.B.A. from Stanford University, where he was a Fulbright Scholar.

BOARD COMPOSITION

         The Company's Articles of Association provide for a Board consisting of not less than 6 or more than 12 members. Each director (other than an outside director, as explained below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors, other than nonemployee directors, devotes substantially full time to the affairs of the Company. The Company's nonemployee directors devote such time to the affairs of the Company as is necessary to discharge their duties. There are no family relationships among any of the directors, officers or key employees of the Company.

         The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director and may cancel such appointment. Any person, whether or not already a director, may act as an alternate and the same person may act as the alternate for several directors. An alternate has the number of votes equivalent to the number of the directors who appointed him. The term of appointment of an alternate director may be for one meeting of the Board or for a specified period or until notice is given of the cancellation of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the Board.

         The Company's Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors as it deems appropriate, subject to the provisions of Israeli law. The Board of Directors has appointed a Compensation Committee and Audit Committee.

OUTSIDE AND INDEPENDENT DIRECTORS

         In accordance with Israel's Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors by no later than August 1, 2000. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company's statutory audit committee, and at least one outside director must serve on each committee of the Board of Directors.

         In addition, the Nasdaq National Market requires us to have at least three independent directors on our Board of Directors. We intend to appoint new directors who will qualify both as independent directors under the Nasdaq National Market requirements and as outside directors under the Israeli Companies Law.

AUDIT COMMITTEE

         The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including both of the outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. In addition, the Nasdaq National Market requires us to establish an audit committee, at least a majority of whose members are independent of management. The Company's Board of Directors will appoint an audit committee that will satisfy both the Israeli law and the Nasdaq National Market requirements.

APPROVAL OF CERTAIN TRANSACTIONS; OBLIGATIONS OF DIRECTORS, OFFICERS AND SHAREHOLDERS

         The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the table that appears above at the beginning of this Item 10 is an office holder.

         Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the Board of Directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

         In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only Board approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter.

         The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the Board of Directors and the shareholders of the company. The shareholder approval must either include at least one-third of the disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

         Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

      - any amendment to the Articles of Association;
      - an increase of the company's authorized share capital;
      - a merger; or
      - approval of interested party transactions that require shareholder approval.

In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company's Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty.

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

         Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. Our Articles of Association allow us to insure and indemnify office holders to the fullest extent permitted by law provided such insurance or indemnification is approved by the audit committee. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

ITEM 11.     COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate direct remuneration paid to all 9 persons as a group who served in the capacity of director or executive officer during the year ended December 31, 1999 was $1,620,804. In addition, the Company set aside $78,091 for pension and disability insurance for certain executive officers. This does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. No directors of the Company received compensation for serving in such capacity in 1998. The Company's directors who are also officers will not receive any compensation for serving in their capacity in 2000; the Company's directors who are not also officers may receive compensation in 2000.


ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT AND SUBSIDIARIES

STOCK OPTIONS

     Israel Stock Option Plan

         The Company's 1996 Israel Stock Option Plan (the "1996 Israel Plan") was adopted by the Board of Directors on April 12, 1996. The number of Ordinary shares authorized for issuance under the 1996 plans is 18,920,000. As of May
31, 2000, 3,287,807 shares had been issued under the 1996 Israel Plan, options to purchase 7,217,048 Ordinary shares were outstanding (including options incorporated from previous grants to employees in Israel prior to the adoption of the 1996 Israel Plan) and 8,415,145 shares remained available for future grant. The exercise prices range between $0.01 and $153.625. As of May 31, 2000, the Company's officers and directors hold options to purchase an aggregate of 2,202,500 shares under all the Company's stock option plans.

         The 1996 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Pursuant to Section 102 of the Israel Income Tax Ordinance, grantees who receive options under the 1996 Israel Plan (excluding grantees who previously received options that were incorporated upon the adoption of the 1996 Israel Plan, and those who are not employees of the Company) are afforded certain tax benefits. In order to qualify for these benefits, the options are registered in the name of the Trust Company of Israel General Bank, as trustee (the "Trustee") for each of the employees who is granted options. Each option, and any Ordinary shares acquired upon the exercise of the option, must be held by the Trustee until the expiration of two years from the date of the grant of the option. The 1996 Israel Plan provides for the options granted under the Plan to have a maximum exercise period of seven years from the date of grant, and for tax-qualified options to become exercisable in equal installments on the second, third, fourth and fifth anniversaries of the date of grant. Options that are not tax-qualified options may become exercisable beginning one year from the date of grant. Options that are not exercised will become available for further grant by the Board under the 1996 Israel Plan.

     United States Stock Option Plan

         The Company's 1996 United States Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors on April 12, 1996, and was approved by the shareholders as the successor to the Company's 1995 Stock Option Plan (the "1995 Plan"). The number of Ordinary shares authorized for issuance under the 1996 Plan currently is 26,080,000. As of May 31, 2000, 7,242,508 Ordinary
shares have been issued under the U.S. plan, options to purchase 4,785,173 shares were outstanding (including options incorporated from the 1995 Plan) and 14,050,319 shares remained available for future grant. Ordinary shares subject to outstanding options, including options granted under the 1995 Plan, which expire or terminate prior to exercise will be available for future issuance under the 1996 Plan.

         Under the 1996 Plan, employees (including officers) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase Ordinary shares at an exercise price not less than 85% of the fair market value of such shares on the grant date (the Company does not intend to issue options at an exercise price of less than fair market value). Non-employee members of the Board of Directors will be eligible solely for automatic option grants under the 1996 Plan.

         The 1996 Plan is administered by the Compensation Committee of the Board. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. In no event, however, may any one participant in the 1996 Plan acquire Ordinary shares under the 1996 Plan in excess of 1,000,000 shares, exclusive of any option grants received prior to January 1, 1996.

         The exercise price for options granted under the 1996 Plan may be paid in cash. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may also permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any Federal or state income and employment taxes incurred by reason of the option exercise.

         The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1996 Plan in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Ordinary shares on the new grant date.

         In the event the Company is acquired by merger, consolidation or asset sale, the Ordinary shares subject to each option outstanding at the time under the 1996 Plan will terminate to the extent not assumed by the acquiring entity. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1996 Plan and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers.

         Under the automatic grant program each individual who first joins the Board as a non-employee director on or after the effective date of the 1996 Plan will receive at that time, an automatic option grant for 10,000 Ordinary shares. In addition, at each annual shareholders meeting, beginning in 1997, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for reelection at that particular meeting, a stock option to purchase 1,000 Ordinary shares, provided such individual has served on the Board for at least six months prior to such meeting. Each option will have an exercise price equal to the fair market value of the Ordinary shares on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. The option will become exercisable in a series of four annual installments over the optionee's period of Board service, beginning one year from the grant date.

         The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on April 11, 2006, unless sooner terminated by the Board.

EMPLOYEE STOCK PURCHASE PLAN

On November 24, 1996, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") which was ratified by the Company's Shareholders. A total of 2,000,000 Ordinary shares are currently reserved for issuance under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by six-month offerings with purchases occurring at six-month intervals in February and July. The Purchase Plan is administered by the Compensation Committee of the Board. Employees of the Company's U.S. subsidiary, Check Point Software Technologies, Inc., are eligible to participate if they are employed for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase Ordinary shares through payroll deductions, which may not exceed 15% of an employee's compensation, nor more than 1,250 shares per participant on any purchase date. The price of the Ordinary shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Ordinary shares at the beginning of the six-month offering period or on the semi-annual purchase date. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without shareholder approval, materially increase the number of Ordinary shares available for issuance, alter the purchase price formula so as to reduce the purchase price payable for Ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan will in all events terminate in July 2006.

CHANGE OF CONTROL ARRANGEMENTS

         The Compensation Committee of the Board of Directors, as administrator of the 1996 Plan, has the authority to provide for accelerated vesting of the Ordinary shares subject to outstanding options held by the executive officers in connection with certain changes in control of the Company or the subsequent termination of the officer's employment following the change in control event.



ITEM 13.     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.


                                     PART II

ITEM 14.     DESCRIPTION OF SECURITIES TO BE REGISTERED

Not Applicable

                                    PART III

ITEM 15.     DEFAULTS UPON SENIOR SECURITIES

Not applicable.



ITEM 16. CHANGES IN SECURITIES; CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not applicable.

                                     PART IV


ITEM 17.     FINANCIAL STATEMENTS

The Company has responded to Item 18.



ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 to F-24 incorporated herein by reference.

ITEM 19.     FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements and supporting documents are filed with this report beginning on page F-1 hereof:


         Report of Independent Auditors

         Consolidated Balance Sheets

         Consolidated Statements of Operations

         Statements of Changes in Shareholders' Equity

         Consolidated Statements of Cash Flows

         Notes to Consolidated Financial Statements



(b) Exhibits:

         2.1**              1996 Israel Stock Option Plan

         2.2*               1996 United States Stock Option Plan

         2.3*               Employee Stock Purchase Plan

         2.4** Form of Indemnification Agreement for officers and directors of Registrant

















------------------------------

* Incorporated by reference to identically numbered exhibits filed with Registrant Form F-1 Registration Statement originally filed with the Securities and Exchange Commission on February 7, 1997 as amended May 1, 1997, May 5, 1997 and May 6, 1997.

** Incorporated by reference to exhibits filed with Registrant's Form F-1 Registration Statement originally filed with the Securities and Exchange Commission on May 31, 1996.

                                   SIGNATURES





         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized.







                                 CHECK POINT SOFTWARE TECHNOLOGIES LTD.



                                           By:  /s/ EYAL DESHEH
                                               -------------------------------
                                               Eyal Desheh
                                               Chief Financial Officer




Date:  June 27, 2000

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.
            CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999
                                 IN U.S. DOLLARS
                                      INDEX




                                                                       Page
                                                                   -------------
Report of Independent Auditors                                        F - 1

Consolidated Balance Sheets                                           F - 2

Consolidated Statements of Operations                                 F - 3

Statements of Changes in Shareholders' Equity                         F - 4

Consolidated Statements of Cash Flows                               F-5 - F-6

Notes to Consolidated Financial Statements                          F-8 - F-24




                                 - - - - - - - -

[ERNST & YOUNG LOGO] ERNST & YOUNG
KOST, FORER & GABBAY



                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.


         We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Check Point Software Technologies Ltd. management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 1998 and 1999, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.







Tel-Aviv, Israel                                   KOST FORER & GABBAY
January 31, 2000                         A Member of Ernst & Young International

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                   DECEMBER 31,
                                                                                       -------------------------------------
                                                                                             1998                 1999
                                                                                       ----------------     ----------------
    ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                                                $     13,527       $     25,835
Short-term deposits                                                                            46,892            176,252
Marketable securities                                                                          22,253             40,403
Trade receivables, net of allowance for doubtful accounts and allowance for product returns
                                                                                               26,746             47,639
Other receivables and prepaid expenses                                                          6,925              9,287
                                                                                       ----------------     ----------------
TOTAL CURRENT ASSETS                                                                          116,343            299,416
                                                                                       ----------------     ----------------

LONG-TERM INVESTMENTS                                                                          87,903             82,884
LONG TERM PREPAID EXPENSES                                                                          -              1,145
PROPERTY AND EQUIPMENT, NET                                                                     7,181              9,694
DEFERRED INCOME TAXES                                                                             104              1,207
                                                                                       ----------------     ----------------

                                                                                         $    211,531       $    394,346
                                                                                       ================     ================
    LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                                                           $      3,055       $      4,972
Employees and payroll accruals                                                                  7,564             15,632
Deferred revenues                                                                              11,798             55,999
Accrued expenses and other liabilities                                                         13,054             24,609
                                                                                       ----------------     ----------------
TOTAL CURRENT LIABILITIES                                                                      35,471            101,212

ACCRUED SEVERANCE PAY, NET                                                                        353                626
                                                                                       ----------------     ----------------
SHAREHOLDERS' EQUITY:
Share capital -
  Authorized: 500,000,000 Ordinary shares of NIS 0.01
    par value; 10 Deferred shares of NIS 1 par value;
    5,000,000 Preferred shares of NIS 0.01 par value as of December 31, 1998 and 1999

  Issued and outstanding: 72,556,574 Ordinary shares, 1 Deferred share and no
    Preferred shares as of December 31,1998; 75,971,026 Ordinary shares, 1
    Deferred share and no Preferred shares as of December 31, 1999
                                                                                                  114                234
Additional paid-in capital                                                                     46,776             67,230
Accumulated other comprehensive loss                                                             (446)                 -
Retained earnings                                                                             129,263            225,044
                                                                                       ----------------     ----------------

Total shareholders' equity                                                                    175,707            292,508
                                                                                       ----------------     ----------------

                                                                                        $     211,531       $    394,346
                                                                                       ================     ================

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                   YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------------
                                                                        1997                 1998                 1999
                                                                  ----------------     ----------------     ----------------
Revenues:
  Products sales                                                       $ 78,938            $ 124,290           $  172,270
  Services                                                                7,414               17,651               47,297
                                                                  ----------------     ----------------     ----------------

                                                                         86,352              141,941              219,567
                                                                  ----------------     ----------------     ----------------
Cost of revenues:
  Product sales                                                           4,016                4,883                7,613
  Services                                                                2,823                8,740               14,810
                                                                  ----------------     ----------------     ----------------

                                                                          6,839               13,623               22,423
                                                                  ----------------     ----------------     ----------------

Gross profit                                                             79,513              128,318              197,144
                                                                  ----------------     ----------------     ----------------

Operating expenses:
  Research and development, net                                           7,105               10,629               18,923
  Sales and marketing                                                    26,611               39,966               68,229
  General and administrative                                              7,766               10,886               13,069
                                                                  ----------------     ----------------     ----------------

Total operating expenses                                                 41,482               61,481              100,221
                                                                  ----------------     ----------------     ----------------

Operating income                                                         38,031               66,837               96,923
Interest income, net                                                      4,556                4,406               12,770
Capital gain                                                                  -                2,581                  192
                                                                  ----------------     ----------------     ----------------

Income before income taxes                                               42,587               73,824              109,885
Income taxes                                                              2,309                3,947               14,104
                                                                  ----------------     ----------------     ----------------

                                                                         40,278               69,877               95,781
Equity in losses of an affiliate                                            760                    -                    -
                                                                  ----------------     ----------------     ----------------

Net income                                                             $ 39,518            $  69,877           $   95,781
                                                                  ================     ================     ================

Basic earnings per share                                               $   0.58            $    0.99           $     1.29
                                                                  ================     ================     ================


Shares used in computing basic earnings per share                        67,874               70,870               74,310
                                                                  ================     ================     ================

Diluted earnings per share                                             $   0.52            $    0.90           $     1.17
                                                                  ================     ================     ================


Shares used in computing diluted earnings per share                      76,104               77,390               82,152
                                                                  ================     ================     ================











The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                         ADDITIONAL         DEFERRED
                                                                            SHARE          PAID-IN            STOCK
                                                                           CAPITAL         CAPITAL        COMPENSATION
                                                                          -----------   --------------  ------------------
Balance as of January 1, 1997                                              $   106       $   38,245        $       (49)
  Amortization of deferred stock compensation                                    -                -                312
  Net income                                                                     -                -                  -
  Issuance of shares upon exercise of options (2,891,942 shares)                 4            2,284               (263)
                                                                          -----------   --------------  ------------------

Balance as of December 31, 1997                                                110           40,529                  -
  Tax benefit related to exercise of stock option                                -              801                  -
  Issuance of shares upon exercise of options (2,941,218 shares)                 4            5,446                  -
   Comprehensive income -
  Unrealized holding losses on marketable securities                             -                -                  -
  Net income                                                                     -                -                  -

  Total comprehensive income                                                     -                -                  -
                                                                          -----------   --------------  ------------------

Balance as of December 31, 1998                                                114           46,776                  -
  Tax benefit related to exercise of stock option                                -            4,909                  -
  Stock split effected as a stock dividend (100%)                              116             (116)                 -
  Issuance of shares upon exercise of options (3,414,452 shares)                 4           15,661                  -
   Comprehensive income -
  Unrealized holding gains on marketable securities                              -                -                  -
  Net income                                                                     -                -                  -

  Total comprehensive income                                                     -                -                  -
                                                                          -----------   --------------  ------------------

Balance as of December 31, 1999                                            $   234       $   67,230        $         -
                                                                          ===========   ==============  ==================


                                                                           ACCUMULATED
                                                                              OTHER
                                                                          COMPREHENSIVE         RETAINED
                                                                               LOSS             EARNINGS         TOTAL
                                                                        -------------------   -------------   -------------
Balance as of January 1, 1997                                              $      -           $   19,868      $   58,170
  Amortization of deferred stock compensation                                                          -             312
  Net income                                                                      -               39,518          39,518
  Issuance of shares upon exercise of options (2,891,942 shares)                  -                    -           2,025
                                                                        -------------------   -------------   -------------

Balance as of December 31, 1997                                                   -               59,386         100,025
  Tax benefit related to exercise of stock option                                 -                    -             801
  Issuance of shares upon exercise of options (2,941,218 shares)                  -                    -           5,450
   Comprehensive income -
  Unrealized holding losses on marketable securities                           (446)                   -            (446)
  Net income                                                                      -               69,877          69,877
                                                                                                              -------------
  Total comprehensive income                                                      -                    -          69,431
                                                                        -------------------   -------------   -------------

Balance as of December 31, 1998                                                (446)             129,263         175,707
  Tax benefit related to exercise of stock option                                 -                    -           4,909
  Stock split effected as a stock dividend (100%)                                 -                    -               -
  Issuance of shares upon exercise of options (3,414,452 shares)                  -                    -          15,665
   Comprehensive income -
  Unrealized holding gains on marketable securities                             446                    -             446
  Net income                                                                      -               95,781          95,781
                                                                                                              -------------
  Total comprehensive income                                                      -                    -          96,227
                                                                        -------------------   -------------   -------------

Balance as of December 31, 1999                                              $    -            $ 225,044       $ 292,508
                                                                        ===================   =============   =============

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                   ----------------------------------------------------------
                                                                         1997                 1998                 1999
                                                                   ----------------     ----------------     ----------------
Cash flows from operating activities:
-------------------------------------
Net income                                                              $ 39,518          $    69,877            $  95,781
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Capital gain                                                                 -               (2,581)                (192)
  Amortization of deferred stock compensation                                312                    -                    -
  Depreciation and amortization                                            1,096                4,528                3,603
  Equity in losses of an affiliate                                           760                    -                    -
  Deferred income taxes, net                                                 (10)                 (74)              (1,103)
  Increase in trade receivables                                           (6,846)             (11,602)             (20,893)
  Increase in other receivables and
    prepaid expenses                                                      (2,798)              (2,271)              (3,507)
  Increase (decrease) in trade payables                                    2,208                 (570)               1,917
  Increase in accrued expenses and other liabilities                      13,612               12,018               63,824
  Increase in tax benefit related to exercise of stock
    option                                                                     -                  801                4,909
  Increase in accrued severance pay, net                                      25                  129                  273
  Other                                                                       50                   39                 (264)
                                                                   ----------------     ----------------     ----------------

Net cash provided by operating activities                                 47,927               70,294              144,348
                                                                   ----------------     ----------------     ----------------
Cash flows from investing activities:
-------------------------------------
Investment in an affiliates                                                 (760)                   -                    -
Proceeds from sale of investment in Memco Software Ltd.                        -                1,040                1,694
Proceeds from short-term deposits                                         63,065               46,439               50,308
Investment in short term deposits                                        (73,222)             (35,563)            (108,743)
Proceeds from marketable securities                                       19,633               26,777               20,854
Investment in marketable securities                                      (27,758)             (13,572)             (26,170)
Investment in long-term marketable securities                            (11,609)             (15,004)             (19,237)
Investment in long-term deposits                                         (24,722)             (71,450)             (60,328)
Purchase of property and equipment                                        (2,591)              (6,103)              (6,083)
                                                                   ----------------     ----------------     ----------------

Net cash used in investing activities                                    (57,964)             (67,436)            (147,705)
                                                                   ----------------     ----------------     ----------------
Cash flows from financing activities:
------------------------------------
Proceeds from issuance of shares upon exercise of
  options, net                                                             2,025                5,450               15,665
Short-term bank credit, net                                                  215                 (215)                   -
                                                                   ----------------     ----------------     ----------------

Net cash provided by financing activities                                  2,240                5,235               15,665
                                                                   ----------------     ----------------     ----------------

Increase (decrease) in cash and cash equivalents                          (7,797)               8,093               12,308
Cash and cash equivalents at the beginning of the year                    13,231                5,434               13,527
                                                                   ----------------     ----------------     ----------------

Cash and cash equivalents at the end of the year                        $  5,434         $     13,527            $  25,835
                                                                   ================     ================     ================

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                    YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------------
                                                                        1997                 1998                 1999
                                                                  ----------------     ----------------     ----------------
Supplemental disclosure of cash flow activities:
-----------------------------------------------
Cash paid during the year for income taxes                           $    466            $      320             $  7,327
                                                                  ================     ================     ================

Non-cash investing and financing information:
---------------------------------------------
Accrued issuance expenses                                            $    136            $        -             $      -
                                                                  ================     ================     ================

Proceeds in stock from realization of investment                     $      -            $    1,541             $      -
                                                                  ================     ================     ================


The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1:-      GENERAL

              a. Check Point Software Technologies Ltd. ("the Company" or "Check Point"), an Israeli corporation, is engaged in securing the Internet. The Company's Secure Virtual Network
                   (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business (B2B) communications between networks, systems, applications and users across the Internet, intranets and extranets. Check Point's Open Platform for security (OPSEC) provides the framework for integration and interoperability with "best-of-breed" solutions.

                   The Company's revenues are derived from the sales of network security (Firewall-1 and VPN families), traffic control (Flood Gate-1 and Connect Control), IP address management (Meta IP) and related maintenance agreements. The Company sells its products worldwide through distributors, Value Added Resellers (VARs) and Original Equipment Manufactures
                   (OEMs).

                   During 1999, approximately 12% of the revenues were derived from a single reseller. No reseller exceeded 10% of the Company's revenues in 1998. Approximately 18% of the Company's revenues were derived from a single reseller in 1997.

              b.   Merger with MetaInfo Inc. ("MetaInfo"):

                   On April 13, 1998, the Company merged with MetaInfo, a Washington corporation, by issuing 683,200 Ordinary shares, in exchange for all of the outstanding shares and options to purchase shares of MetaInfo. The merger was accounted for as a pooling of interests.

                   The accompanying consolidated financial statements have been restated to include the operating results of MetaInfo. Following is reconciliation of amounts of revenues and net income previously reported by the Company with the combined amounts currently presented:


                                                                YEAR ENDED        THREE MONTHS ENDED
                                                               DECEMBER 31,           MARCH 31,
                                                             -----------------    -------------------
                                                                   1997                  1998
                                                             -----------------    -------------------
                   Revenues:
                   Check Point                                    $ 82,934              $ 30,857
                   MetaInfo                                          3,418                 1,099
                                                             -----------------    -------------------

                                                                  $ 86,352              $ 31,956
                                                             =================    ===================
                   Income (loss) before income tax:
                   Check Point                                    $ 43,273              $ 16,337
                   MetaInfo                                           (686)                 (127)
                                                             -----------------    -------------------

                                                                  $ 42,587              $ 16,210
                                                             =================    ===================

                   Net income                                     $ 39,518              $ 15,149
                                                             =================    ===================

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.

              a.   Use of estimates:

                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


              b.   Financial statements in United States Dollars:

                   Most of the Company's revenues are denominated in United States dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional currency, and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

              c.   Principles of consolidation:

                   The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Inter-company transactions and balances have been eliminated upon consolidation.

              d.   Cash equivalents:

                   The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

              e.   Short-term deposits:

                   The Company classifies deposits with original maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at cost, including accrued interest.

              f.   Investment in an affiliate and marketable securities:

                   Pursuant to Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investment in Debt and Equity Securities" marketable securities are designated as held-to-maturity. Securities classified as held-to-maturity are reported at amortized cost. Realized gains and losses, and declines in value of securities judged to be other-than-temporary, are included in "Interest income (expenses), net". Interest and dividends on all securities are included in "Interest income (expenses), net".

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                   Equity securities are designated as available-for-sale and carried at fair value, with unrealized gains and losses, net of income taxes, reported in shareholders' equity.

                   Investment in non-marketable securities (other than those accounted for under the equity method of accounting) are recorded at the lower of cost or estimated market value.

              g. Property and equipment:

                   Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful live of the assets ranging from three to ten years. Leasehold improvements are amortized by the straight line method over the term of the lease.

                   The Company periodically assesses the recoverability of the carrying amount of property and equipment providing for any possible impairment losses based upon the difference between the carrying amount and fair value of such assets. As of December 1999, no impairment losses have been identified.

              h.   Research and development costs:

                   Research and development costs are charged to the statement of operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                   Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

              i.   Government grants:

                   Non-royalty-bearing grants from the Government of Israel, for funding certain approved research and development activities, are recognized as they are earned. Such royalties amounted to $797, $450, $60 in 1997, 1998 and 1999, respectively.

              j.   Revenue recognition:

                   Revenues from software license agreements are recognized in accordance with Statement of Position ("SOP") 97-2 "Software Revenue Recognition" upon delivery of the software: (i) when collection is probable; (ii) all license payments are due within one year, (iii) the license fee is otherwise fixed and determinable; (iv) vendor specific evidence exists to allocate the total fee to the undelivered elements of the arrangements and (v) persuasive evidence of an arrangement exists.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                   Costs related to insignificant obligations, primarily telephone support, are accrued upon shipment and are included in cost of revenues. The Company records a general provision for product return at a rate of 1% of the revenues for the preceding two quarters in accordance with SFAS 48 "Revenue Recognition When Right of Return Exists". Such provision amounting to $344 and $4, 233 as of December 31, 1998 and 1999, respectively.

                   In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions". SOP 98-9 amends SOP 98-4 to extend the deferral to the application of certain passages of SOP 97-2 provided by SOP 98-4 through fiscal years beginning on or before March 15, 1999. All other provisions of SOP 98-9 are effective for transactions entered into in fiscal years beginning after March 15, 1999. The Company does not expect the impact of this new statement on the Company's consolidated balance sheet or results of operations, to be material.

                   Revenues from maintenance and support contracts are recognized ratably over the term of the agreement.

                   Deferred revenues include unearned amounts received for undelivered elements including maintenance and support contracts.

              k.  Severance pay:

                   The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by number of years of employment as of the balance sheet date. The Company records as expenses the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. Part of the liabilities is funded through insurance policies and the cash value policies is recorded as an asset in the Company's balance sheet.

                   The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds are based on the cash surrendered value of these policies, and include immaterial profits.

                   Severance expenses, for the years ended December 31, 1997, 1998 and 1999, were approximately $429, $707 and $1,152, respectively.

              l.   Warranty costs:

                   The Company provides a warranty for up to 90 days at no extra charge. A provision is recorded for probable costs in connection with warranties based on the Company's experience and engineering estimates.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


              m.   Income taxes:

                   The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

              n.   Advertising expenses:

                   Advertising costs are expensed as incurred. Advertising expenses for the years ended 1997, 1998 and 1999, were $5,449, $6,834 and $9,570, respectively.

              o.   Concentrations of credit risk:

                   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade receivables and long-term investments. The majority of the Company's cash and cash equivalents, short-term deposits and the long-term investments are invested in dollar and dollar linked investments and are deposited in major banks worldwide. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                   The Company's trade receivables are derived from sales to resellers mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its resellers and, to date, has not experienced any material losses. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection, amounting to $988 and $1,425 as of December 31, 1998 and 1999,
                   respectively.

                   The Company's marketable securities include investments in debentures of U.S. Corporations. Management believes that those Corporations are financially sound, the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

                   The Company is engaged in forward transactions to assure cash flow for transactions that are not denominated in U.S. dollar. The amounts of the outstanding transactions do not represent amounts transferred among the parties, nor do they reflect the Company's exposure.

                   According to the estimate of the Company's management, due to the fact that the above transactions are carried out with known institutions, the liabilities to the Company will be fulfilled as of December 31, 1999, total outstanding transactions to sell/purchase U.S. dollars in exchange for the Japanese yen, were in the amount of $3,720 thousand. The above transactions were for a period of three months. Gain and losses on currency forward contracts, are recognized in the same period as gain and losses on the underlying transactions are recognized and generally offset. Gains and losses, which included in the financial statements for the year ended December 31, 1999, were insignificant.

                   As of December 31, 1999, the exchange rate of the U.S. dollar in relation to the yen was 1$ = yen 102.1.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


              p.   Basic and diluted earnings per share:

                   Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share".

                   The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net income were, since they would have an anti-dilutive effect, 8,230,000 , 6,520,000 and 7,842,000 for 1997, 1998 and 1999 respectively.

              q.   Accounting for stock-based compensation:

                   The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), in accounting for its employee stock options plans. Under APB 25, when the exercise price of the Company's employee stock options is equal to or above the market price of the underlying stock on the date of grant, no compensation expense is recognized. The pro-forma information with respect to the fair value of options is provided in accordance with the provision of SFAS, No. 123 (see Note 9).


              r.   Future adoption of new accounting standards

                   In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative instruments and Hedging Activities". This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new statement on the Company's consolidated balance sheets or results of operations to be material.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


              s.   Fair value of financial instruments:

                   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                   1. The carrying amount of cash and cash equivalents, short-term deposits, trade receivable and accounts payable approximate fair values due to the short-term maturities of these instruments.

                   2. The fair value of long-term investments and marketable securities is based on quoted market prices.


NOTE 3:-      MARKETABLE SECURITIES

                                                                        GROSS UNREALIZED
                                             AMORTIZED COST              GAINS (LOSSES)             ESTIMATED FAIR VALUE
                                       --------------------------  ---------------------------  ----------------------------
                                             DECEMBER 31,                 DECEMBER 31,                  DECEMBER 31,
                                       --------------------------  ---------------------------  ----------------------------
                                          1998          1999          1998           1999           1998           1999
                                       -----------  -------------  ------------   ------------  -------------  -------------
              U.S corporate debts        $   1,399   $   25,851        $   (56)      $   (127)     $  1,343     $   25,724
                                       ===========  =============  ============   ============  =============  =============

              Israeli Government
                debts                    $  20,854   $   14,552        $   410       $    (83)    $  21,264     $   14,469
                                       ===========  =============  ============   ============  =============  =============

              All of the Company's marketable securities are due in one year or less.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



NOTE 4:-      LONG-TERM INVESTMENTS

              Long-term investments composed of Israeli Government debts, U.S. corporate debts, long-term deposits and equity investments are as follows:

                                                                                                 DECEMBER 31,
                                                                                       ----------------------------------
                                                                                             1998                1999
                                                                                       --------------      --------------
              Israeli Government debts and deposits *)                                   $  86,622            $  64,001
              U.S. corporate debts *)                                                           --               18,281
              Equity investments **)                                                         1,281                  602
                                                                                       --------------      --------------

                                                                                         $  87,903            $  82,884
                                                                                       ==============      ==============

              *)     Composed as follows:

                                                                       GROSS UNREALIZED (GAIN)
                                                 AMORTIZED COST                 LOSSES             ESTIMATED FAIR VALUE
                                             ------------------------  -------------------------  ------------------------
                                                  DECEMBER 31,               DECEMBER 31,              DECEMBER 31,
                                             ------------------------  -------------------------  ------------------------
                                                1998         1999         1998          1999         1998         1999
                                             -----------  -----------  ------------  -----------  -----------  -----------
                     Israeli Government
                      debts                    $ 15,172    $   3,148      $  (142)     $      6    $  15,030    $   3,154
                     U.S. corporate debts             -       18,281            -          (132)           -       18,149
                     Long-term deposits          71,450       60,853            -             -       71,450       60,853
                                             -----------  -----------  ------------  -----------  -----------  -----------

                                               $ 86,622    $  82,282      $  (142)     $   (126)   $  86,480    $  82,156
                                             ===========  ===========  ============  ===========  ===========  ===========



                     Aggregate maturities of long-term investments for years subsequent to December 31, 1999, are as follows:


                                                                            1999                              1998
                                                               -------------------------------    -----------------------------
                                                                 AMORTIZED          MARKET          AMORTIZED         MARKET
                     Year of maturity                              COST             VALUE             COST            VALUE
                     ----------------                          --------------    -------------    -------------    ------------
                     2000                                      $        -         $       -         $ 83,526         $ 83,408
                     2001                                          74,177            74,055            3,096            3,072
                     2002                                           8,105             8,101                -                -
                                                               --------------    -------------    -------------    ------------

                                                               $   82,282         $  82,156         $ 86,622         $ 86,480
                                                               ==============    =============    =============    ============

              **) On May 20, 1998, Check Point realized its investment in an affiliate in exchange for $1,040 in cash and 69,275 Ordinary shares of Memco Software Limited ("Memco"). As of December 31, 1998, the fair market value was $1,056, of which $446 was included in Shareholders equity as item of other comprehensive loss. The investment is presented as available for sale.

                     In September 1999, the Company realized its investment in Memco in exchange for $1,694 in cash. The Company realized a capital gain of $192 due to the sale of its investment.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 5:-      PROPERTY AND EQUIPMENT

                                                                                                 DECEMBER 31,
                                                                                    --------------------------------------
                                                                                           1998                 1999
                                                                                    ------------------   ------------------
              Cost:
                  Computers and peripheral equipment                                    $   8,025            $  13,154
                  Office furniture and equipment                                            2,224                2,830
                  Motor vehicles                                                               43                   43
                  Leasehold improvements                                                      643                  991
                                                                                    ------------------   ------------------

                                                                                           10,935               17,018

              Accumulated depreciation:                                                     3,754                7,324
                                                                                    ------------------   ------------------

              Depreciated cost                                                          $   7,181            $   9,694
                                                                                    ==================   ==================

              Depreciation expenses amounted to approximately $886, $2,189 and $3,570 for 1997, 1998 and 1999, respectively.

NOTE 6:-      ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                                 DECEMBER 31,
                                                                                    ---------------------------------------
                                                                                            1998                 1999
                                                                                    ------------------   ------------------
              Accrued professional services                                             $   1,224           $    1,274
              Income taxes                                                                  5,830                8,655
              Marketing expenses payable                                                    3,079                4,844
              Accrued expenses                                                              2,921                9,836
                                                                                    ------------------   ------------------

                                                                                        $  13,054           $   24,609
                                                                                    ==================   ==================

NOTE 7:-      COMMITMENTS AND CONTINGENT LIABILITIES

              a.     Lease commitments:

                     The facilities of the Company and its subsidiaries are rented under operating leases for periods, ending in 2004.

                     Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

                     2000                                   $    4,488
                     2001                                        3,968
                     2002                                        3,588
                     2003                                          886
                     2004                                           10
                                                         ------------------
                                                            $   12,940
                                                         ==================


                   Rent expenses for the years ended December 31, 1997, 1998 and 1999, were approximately $1,286, $2,771 and $4,275, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



              b.   Litigation:

                   On July 5, 1996, Checkpoint Systems, Inc. (CSI) filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI, a manufacturer of theft prevention devices for retail stores, seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial with respect to the injunctive relief that is being sought by CSI was completed on January 14, 2000. The parties are currently awaiting the District Court's ruling. The Company is unable to predict the outcome of this litigation or the total expenses that the Company would incur if CSI is granted the relief that it is seeking. In the event that CSI is granted the full injunctive relief it is seeking and the Company is required to cease using the "Check Point" name in connection with its products and services, the Company may incur material expenses in launching a new name.


NOTE 8:-      TAXES ON INCOME

              a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

                   The Company's production facilities have been granted the status of "Approved Enterprise", under the law, under three separate capital investment plans.


                   1. Income derived from the first program was tax-exempt for the four-year period ended December 31, 1998 and is eligible for the tax rate of 20% for a three-year period ending December 31, 2001.

                   2. Income derived from the second program is tax-exempt the two-year period ended December 31, 1999 and will be eligible for a reduced tax rate of 20% for the five-year period ending December 31, 2004.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                   3. The Company's third plan was approved in 1998. Capital investments under the plan have commenced. Upon completion, income derived from the third program will entitle the Company to benefits similar to those of the first and second programs.

                   The period of tax benefits, as detailed above, is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

                   Tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise". If the retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits (currently - 20%) and an income tax liability would be incurred of approximately $60,141 as of December 31, 1999.

                   Through December 31, 1999 the Company met all the requirements under the approvals.

                   Should the Company fail to meet such requirements in the future, it could be subject to regular Israel's corporate tax rate of 36% and could be required to refund tax benefits already received. Income from sources other than the "Approved Enterprise" are subject to tax at regular rates.


             b. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969:

                   The Company is an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated rate of depreciation and deduction of public offering expenses.

             c. The carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 1998 and 1999, the Company's deferred taxes calculated on reserve and allowances, is comprised as follows:

                                                                                              DECEMBER 31,
                                                                                   -------------------------------------
                                                                                         1998                 1999
                                                                                   -----------------   -----------------
                   U.S. carry-forward tax deductions                                 $   22,444         $     61,629
                   Accrued vacation and severance pay                                       104                1,207
                                                                                   -------------------------------------
                   Net deferred assets before valuation allowance                        22,548               62,836
                   Valuation allowance                                                  (22,444)             (61,629)
                                                                                   -----------------    ----------------
                                                                                     $      104         $      1,207
                                                                                   =================    ================

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                              DECEMBER 31,
                                                                                  --------------------------------------
                                                                                         1998                 1999
                                                                                  ------------------   -----------------
                   Domestic                                                            $   104            $     199
                   Foreign                                                                   -                1,008
                                                                                  ------------------   -----------------

                                                                                       $   104            $   1,207
                                                                                  ==================   =================

                   The subsidiary in the U.S. has provided valuations allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises which will be credited to additional paid in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be utilized.



              d.   Income before income taxes is comprised as follows:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                ----------------------------------------------------------
                                                                      1997                1998                 1999
                                                                -----------------   ------------------   ------------------
                   Domestic                                         $ 41,535          $   74,927             $  110,635
                   Foreign                                             1,052              (1,103)                  (750)
                                                                -----------------   ------------------   ------------------

                                                                    $ 42,587          $   73,824             $  109,885
                                                                =================   ==================   ==================

              e.   Provisions for income tax expense are comprised as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                               ----------------------------------------------------------
                                                                     1997                1998                 1999
                                                               -----------------   ------------------   ------------------
                   Current                                        $    2,319         $   4,021            $  15,207
                   Deferred                                              (10)              (74)              (1,103)
                                                              -----------------   ------------------   ------------------

                                                                  $    2,309         $   3,947            $  14,104
                                                              =================   ==================   ==================

                   Domestic                                       $      740         $   2,725            $  10,796
                   Foreign                                             1,569             1,222                3,308
                                                              -----------------   ------------------   ------------------

                                                                  $    2,309         $   3,947            $  14,104
                                                              =================   ==================   ==================

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


              f.   Reconciliation of the theoretical tax expenses:

                   A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual income tax as reported in the statements of operations, is as follows:

                                                                               YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                    1997                1998                 1999
                                                              -----------------   ------------------   ------------------
                   Income before taxes as reported
                     in the statements of operations                $ 42,587          $   73,824           $  109,885
                                                              =================   ==================   ==================

                   Statutory tax rate in Israel                           36%                 36%                  36%
                                                              =================   ==================   ==================

                   Theoretical tax expenses                         $ 15,332         $    26,577           $   39,559

                   Increase (decrease) in taxes resulting from:
                   "Approved Enterprise" benefit (*)                 (13,452)            (23,272)             (29,326)
                   Items for which deferred taxes
                     were not recognized                                 564                 759                  829
                   Tax adjustment in respect of
                     inflation in Israel                              (1,360)             (1,154)                (547)
                   Non-deductible expenses                                35                  17                   11
                   Differences between tax rate in
                     Israel and in the rest of the world               1,190               1,020                3,578
                                                              -----------------   ------------------   ------------------
                   Income taxes as reported in the
                     statements of income                          $  2,309            $  3,947             $ 14,104
                                                              =================   ==================   ==================

                   (*)  Basic earnings per share
                        amounts of the benefit
                        resulting from the exemption               $   0.20            $   0.33              $  0.39
                                                              =================   ==================   ==================
                   (*)  Diluted earnings per share
                        amounts of the benefit
                        resulting from the exemption               $   0.18            $   0.30              $  0.36
                                                              =================   ==================   ==================

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 9:-      SHARE CAPITAL

              The Ordinary shares of the Company are traded on NASDAQ National Market.

              a.   General:

                   On November 30, 1999, the Company's Board of Directors approved increasing its authorized Ordinary shares to 500,000,000 NIS 0.01 par value each.

                   On December 20, 1999, the Company's Board of Directors has approved a two-for-one stock split effected as a stock dividend, effective January 31, 2000. All figures for stock options and earnings per share have been retroactively adjusted for all periods presented.

              b.   Deferred share:

                   The deferred share is not entitled to any rights other than the right to receive its nominal value upon liquidation of the Company.

              c.   Employee stock purchase plan:

                   The Company reserved a total of 2,000,000 shares for issuance under the plan. Eligible employees use up to 15% of their earnings to purchase Ordinary shares. The Purchase Plan will be implemented by effecting an offering every six months. The price of Ordinary share purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of the Ordinary share on the commencement date of each offering period, or on the semi-annual purchase date.

              d.   Stock options:

                   Under the Company's Stock Option Plan, options are granted to employees at an exercise price equals to the fair market value at the date of grant and are granted for periods not to exceed 10 years.

                   The Company's 1996 Incentive Employee Stock Option Plan authorized the grant of options to employees for up to 17,400,000 Ordinary shares under the Israel plan and 23,800,000 Ordinary shares under the U.S. plan.

                   On September 14, 1998 the Board of Directors offered new options in lieu of options which were granted to employees under the Company's Stock Option Plan and have not been exercised, canceled or forfeited and their original price was higher than the Company's price in NASDAQ just before the Board's decision. The offering was done for accounting proposes in return for extending the vesting period. A new measurement date was set (September 14, 1998), with a new exercise price of $19.125, equal to the share market price at the same date.

                   As of December 31, 1999, an aggregate to 18,727,416 Ordinary shares of the Company are still available for future grant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                   A summary of the Company's stock option activity, and related information for the years ended December 31 is as follows:

                                                            OPTIONS                     WEIGHTED AVERAGE EXERCISE PRICE
                                              -------------------------------------  ---------------------------------------
                                                 1997         1998         1999         1997          1998         1999
                                              -----------  -----------  -----------  ------------  -----------  ------------
                   Outstanding at
                   beginning of year             9,968       10,192       11,908     $     1.4      $   5.06     $   6.90
                   Granted                       3,410        7,280        6,410         12.26          9.59        28.14
                   Exercised                    (2,892)      (2,941)      (3,414)         0.68          1.63         4.31
                   Forfeited                      (294)      (2,623)      (1,988)         7.55         13.13          9.4
                                              -----------  -----------  -----------  ------------  -----------  ------------
                   Outstanding at
                      end of year               10,192       11,908       12,916     $    5.06      $   6.90     $  17.74
                                              ===========  ===========  ===========  ============  ===========  ============

                   Exercisable at year-end       2,212        1,792        1,713     $    1.93      $   4.05     $   6.95
                                              ===========  ===========  ===========  ============  ===========  ============

                   The options outstanding as of December 31, 1999, have been separated into ranges of exercise price, as follows:


                                                                                                                   WEIGHTED
                                              OPTIONS          WEIGHTED                                            AVERAGE
                                            OUTSTANDING        AVERAGE          WEIGHTED          OPTIONS          EXERCISE
                                               AS OF          REMAINING          AVERAGE        EXERCISABLE        PRICE OF
                                           DECEMBER 31,      CONTRACTUAL        EXERCISE        AT DECEMBER      EXERCISABLE
                      EXERCISE PRICE           1999              LIFE             PRICE           31, 1999         OPTIONS
                                           (in thousands)                                      (in thousands)
                   ---------------------   --------------    -------------    --------------    -------------    -------------
                    $  0.010 -  2.667            888             2.817           $ 0.838             576          $  0.815
                       4.785 -  7.180            375             3.527             6.638             218             6.796
                       7.938 - 13.375          7,038             5.633            10.046             834             9.319
                      13.688 - 25.72             684             6.052            18.282              24            15.499
                      28.125 - 34.97           2,615             6.691            29.638              61            29.500
                      37.750 - 51              1,132             5.435            46.255              -                -
                      61.095 - 83.815            184             6.899            69.618              -                -
                   ---------------------   --------------    -------------    --------------    -------------    -------------

                    $   0.01 - $83.815        12,916             5.615           $ 17.74           1,713          $  6.95
                   =====================   ==============    =============    ==============    =============    =============

                   The weighted average fair values of options granted for the years ended December 31, 1997, 1998 and 1999 were $4.03, $5.78 and $19.68, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                   Under SFAS 123, pro forma information regarding net income and earnings per share is required (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black - Scholes Option valuation Model with the following weighted-average assumptions for 1997, 1998 and 1999: risk-free interest rates of 6% for 1997, 1998 and 1999, dividend yields of 0% for 1997, 1998 and 1999, volatility factors of the expected market price of the Company's Ordinary shares of 0.5 for 1997, 0.89 for 1998 and 1.04 for 1999 and an expected life of the option of 6 months after the option is vested for 1997, 1998 and 1999.

                   The Black - Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                   Pro forma information under SFAS 123:

                                                                                    DECEMBER 31,
                                                              ----------------------------------------------------------
                                                                    1997                1998                  1999
                                                              -----------------   ------------------   ------------------
                   Net income as reported                          $ 39,518            $ 69,877           $   95,781
                                                              =================   ==================   ==================

                   Pro forma net income                            $ 33,152            $ 61,697           $   71,412
                                                              =================   ==================   ==================

                   Pro forma basic earnings per share              $   0.49            $   0.87           $     0.96
                                                              =================   ==================   ==================

                   Pro forma diluted earnings per share            $   0.44            $   0.80           $     0.87
                                                              =================   ==================   ==================


             e.    Dividends:

                   Dividends on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:-     SELECTED STATEMENTS OF OPERATIONS DATA

              a.   Geographic information:

                   The Company manages its business on the basis of one reportable segment. The Company attributes revenues from external resellers on the basis of where the products are being sold, as follows:

                                               1997                            1998                           1999
                                    ----------------------------   -----------------------------  -----------------------------
                                                    LONG-LIVED                     LONG-LIVED                      LONG-LIVED
                                      REVENUES        ASSETS        REVENUES         ASSETS        REVENUES          ASSETS
                                    ------------  --------------   ------------   --------------  ------------   -------------
           Israel                    $     805      $  1,053         $    1,435      $ 2,126       $   3,211      $   4,721
           U.S.A.                       50,333         1,974             81,010        4,682         117,276          4,351
           Great Britain                 7,144            39             12,823          101          20,156            149
           Europe (excluding
             Great Britain)             13,304            81             24,464          113          42,928            303
           Japan                         8,246            43             10,617           61          24,154            100
           Other                         6,520            77             11,592           98          11,842             70
                                    ------------  --------------   ------------   --------------  ------------   -------------

                                     $  86,352      $  3,267         $  141,941      $ 7,181       $ 219,567      $   9,694
                                    ============  ==============   ============   ==============  ============   =============


              b.   Interest income, net:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                           ----------------------------------------------
                                                                               1997             1998             1999
                                                                           -------------   --------------   -------------
                   Interest income:
                      Interest income                                         $  5,224        $  9,351         $ 12,954
                      Foreign currency translation adjustments                       -               -              129
                                                                           -------------   --------------   -------------

                                                                                 5,224           9,351           13,083
                                                                           -------------   --------------   -------------

                   Interest expenses:
                      Foreign currency translation adjustments                    (356)         (4,619)               -
                      Other expenses                                              (312)           (326)            (313)
                                                                           -------------   --------------   -------------

                                                                                  (668)         (4,945)            (313)
                                                                           -------------   --------------   -------------

                   Interest income, net                                       $  4,556        $  4,406         $ 12,770
                                                                           =============   ==============   =============