Form 20-F
period 2000-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2001-06-25
CIK 1015922

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

      For the fiscal year ended December 31, 2000

                                      OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to
                               -------------    ----------

Commission file number 0-28584

                    CHECK POINT SOFTWARE TECHNOLOGIES LTD.
------------------------------------------------------------------------------
            (Exact name of Registrant as Specified in Its Charter)

                                    ISRAEL
------------------------------------------------------------------------------
               (Jurisdiction of Incorporation or Organization)

                3A Jabotinsky Street, Ramat-Gan 52520, Israel
------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:               None
                                                                                              ----

Securities registered or to be registered pursuant to Section 12(g) of the Act:               Ordinary Shares
                                                                                              ----------------
of NIS 0.01 nominal value
-------------------------

Ordinary shares (par value NIS 0.01) of registrant outstanding at December 31, 2000 -235,464,986 (end of reporting period).

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

        Yes    X             No
            ----------          ------------

        Indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17     Item 18 X
               -----       ------

                              TABLE OF CONTENTS


                                    PART 1

Item 1.    Identity of Directors, Senior Management and Advisors..................................


Item 2.    Offer Statistics and Expected Timetable................................................


Item 3.    Key Information........................................................................


Item 4.    Information on the Company.............................................................


Item 5.    Operating and Financial Review and Prospects...........................................


Item 6.    Directors, Senior Management and Employees.............................................


Item 7.    Major Shareholders and Related Party Transactions......................................


Item 8.    Financial Information..................................................................


Item 9.    The Offer and Listing..................................................................


Item 10.   Additional Information.................................................................


Item 11.   Quantitative and Qualitative Disclosures About Market Risk.............................


Item 12.   Description of Securities Other than Equity Securities.................................





                                   PART II


Item 13.   Defaults, Dividend Arrearages and Delinquencies........................................


Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds...........


Item 15.   Reserved...............................................................................


Item 16.   Reserved...............................................................................


                                   PART III


Item 17.   Financial Statements...................................................................


Item 18.   Financial Statements...................................................................


Item 19.   Exhibits...............................................................................


Item 20.   Independent Auditors' Report...........................................................

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.

           Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

           Not applicable.

ITEM 3.    KEY INFORMATION

        The following selected consolidated statements of income data for the years ended December 31, 1998, 1999 and 2000, and the selected consolidated balance sheet data as of December 31, 1999 and 2000 have been derived from the Company's audited consolidated financial statements, set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("US GAAP"). The selected consolidated statement of income data for the years ended December 31, 1996 and 1997 and the selected consolidated balance sheet data as of December 31, 1996, 1997, and 1998, have been derived from audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with US GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to our consolidated financial statements and the related notes as well as "Item 5: Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.




                                                               YEAR ENDED DECEMBER 31,
                                              -------------------------------------------------------
                                              1996 (*)   1997 (*)    1998 (*)      1999       2000
                                              -------------------------------------------------------
                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenues.................................     $34,580     $86,352     $141,941   $219,567    $425,283

                                              -------------------------------------------------------
Cost of revenues.........................       2,884       6,839      13,623     22,423      35,265
                                              -------------------------------------------------------
Gross profit.............................      31,696      79,513     128,318    197,144     390,018
                                              -------------------------------------------------------
Operating expenses:
 Research and development, net...........       3,803       7,105      10,629     18,923      30,309
 Sales and marketing.....................      10,275      26,611      39,966     68,229     110,003


 General and administrative..............       3,641       7,766      10,886     13,069      20,409
                                              -------------------------------------------------------
Total operating expenses.................      17,719      41,482      61,481    100,221     160,721
                                              -------------------------------------------------------
Operating income.........................      13,977      38,031      66,837     96,923     229,297
Financial income, net....................       1,490       4,556       4,406     12,770      29,147
Capital gain                                       --          --       2,581        192          --
                                              -------------------------------------------------------
Income before taxes on income............      15,467      42,587      73,824    109,885     258,444
Taxes on income..........................         346       2,309       3,947     14,104      37,231
                                              -------------------------------------------------------
                                               15,121      40,278      69,877     95,781     221,213
Equity in losses of an affiliate.........           -         760           -          -           -
                                              =======================================================
Net Income...............................     $15,121     $39,518     $69,877    $95,781    $221,213
                                              =======================================================

Basic net earnings per share (1).........    $0.08        $0.19       $0.33       $0.43      $0.95
Shares used in computing basic net
earnings per share (1)...................   190,476     203,622     212,610    222,930     232,611
Diluted net earnings per share (1).......    $0.07        $0.17       $0.30       $0.39      $0.84
Shares used in computing diluted net
earnings per share (1)...................   215,958      228,312   232,170     246,456     262,515

                                                                    DECEMBER 31,
                                              -------------------------------------------------------
                                               1996 (*)    1997 (*)   1998 (*)      1999        2000
                                              -------------------------------------------------------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital .........................      $56,603     $60,817    $80,872    $198,204    $313,218
Total Assets.............................       66,572     124,964    212,235     394,346     777,639
Shareholder's equity ....................       58,170     100,025    175,707     292,508     549,283

(1) See Note 2q of Notes to consolidated financial statements for an explanation of the determination of shares used in computing net earnings per share.

(*)     Reported financial results reflect the acquisition of MetaInfo, Inc., which was accounted for as a pooling-of-interest transaction, and all prior period amounts have been restated.


                                 RISK FACTORS

        This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the Company's expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future. Forward-looking statements also include statements in
(i) Item 4 - Information on the Company regarding increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of the Company's OEM relationships on its sales goals, the contribution of the FireWall-1 and VPN-1 products to the Company's future revenue and the development of future products and (ii) "Item 5: Operating and Financial Review and Prospects" regarding future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses, adequacy of capital resources and the Company's Year 2001 and Euro conversion readiness, exposure and expected expenditures. These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth below in this Form 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

COMPETITION

        The market for enterprise security products and services is intensely competitive and the Company expects competition to increase in the future. The Company's principal network security competitors include Cisco Systems and Nortel Networks. Other competitors include 3Com Corporation, Lucent Technologies, Microsoft Corp., Network Associates, NetScreen Technologies Inc., Nokia (the Company and Nokia jointly develop Firewall-1 and VPN-1 security appliances, however Nokia sells separately its own VPN solution which excludes a firewall), Novell Inc., SonicWALL Inc., Symantec Inc., WatchGuard Technologies Inc., and Secure Computing. The Company expects additional competition from other emerging and established companies. There can be no assurance that the Company's current and potential competitors, including its current OEM partners, will not develop network security products that may be more effective than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. In particular, the enterprise security market has historically been characterized by low financial entry barriers.

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

        In the future, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by the Company's VPN-1/FireWall-1 family of products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software or networking hardware could render the VPN-1/FireWall-1 family of products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Furthermore, even if the network security functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company's VPN-1/FireWall-1 software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software. In the event of any of the foregoing, the Company's business, operating results and financial condition would be materially and adversely affected. See "Item 4 - Information on the Company."



RAPID TECHNOLOGICAL CHANGE

        The enterprise security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, the Company must continually change and improve its products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. In particular, the market for Internet and intranet applications is relatively new and is rapidly evolving. The Company's future operating results will depend upon the Company's ability to enhance its current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of its resellers and that keep pace with technological developments, new competitive product offerings and emerging industry standards. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements that respond to technological change and evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that any new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company does not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 4 - Information on the Company."



POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS; POTENTIAL DECLINE IN
MARGINS

        The quarterly operating results of the Company can vary significantly due to several factors, any of which could have a material adverse effect on the Company's operating results, and there can be no assurance that the Company will continue to be profitable on a quarterly or annual basis. Historically, the Company has not been dependant on significant amounts of revenues being generated during the end of a quarter. This trend may change in the future and the Company could experience a dependency of significant amounts of revenues being generated during the end of a quarter thereby increasing the risk of revenues being realized in the following quarter. Other factors which can cause fluctuations in operating results include seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company's ability to develop new and enhanced products and control costs, the mix of products and goods sold, the mix of distribution channels through which products are sold, the Company's ability to integrate the technology and operations of acquired businesses with those of the Company, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

        The Company's sales to the Far East (including Japan), in millions, were $22, $36, and $70 in 1998, 1999 and 2000 respectively, representing 16% of revenues for the years 1998, 1999, and 2000. The economy in this region is still unstable, and therefore the Company cannot predict if similar levels of sales in the region are sustainable.

         During the last quarter of 2000, in general, purchases of information technology products in the United States showed a significant slowdown. The Company cannot predict the length of this current negative economic climate and indeed whether this slowdown will affect other parts of the world such as Asia and Europe.

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

        The Company operates with virtually no backlog and, therefore, the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. The Company's sales are principally derived through indirect channels, which make revenues from such sales difficult to predict. Furthermore, the Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company's expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Ordinary Shares would likely be materially adversely affected. See "Item 5: Operating and Financial Review and Prospects."

        The Company may experience a decline in operating margins as it expands its customer and technical support organization. The Company also expects that it will experience increasing competition and pricing pressure, which may result in lower operating margins. In 2001, the Company intends to continue to make significant investments in the further development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. See "Item 5: Operating and Financial Review and Prospects."


RISKS ASSOCIATED WITH EMERGING NETWORK SECURITY, INTERNET AND INTRANET MARKETS

        The markets for the Company's products are rapidly evolving. There can be no assurance that the Internet or common public protocols will continue to be used to facilitate communications or that the market for enterprise security systems in general will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and the number of organizations adopting or expanding intranets, upon the ability of their respective infrastructures to support an increasing number of users and services, and upon the continued development of new and improved services for implementation across the Internet, and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than the Company currently anticipates, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 4 - Information on the Company."


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

        The Company has derived substantially all of its revenues from sales of its FireWall-1 product and VPN-1 product family and expects to continue to derive the vast majority of its revenues in the foreseeable future from sales of its FireWall-1 product and VPN-1 product family. During the first quarter of 2001, the Company announced the Check Point Next Generation release of VPN-1/FireWall-1, which will begin shipping in the third quarter of 2001. The Company's future financial performance will depend in significant part on the successful development, introduction, marketing and customer acceptance of new products and enhancements and new features for its existing product lines. If resellers delay ordering products or cancel orders for existing products in anticipation of new releases, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 5:
Operating and Financial Review and Prospects" and "Item 4 - Information on the Company."

DEPENDENCE UPON KEY PERSONNEL

        The Company's future performance depends, in significant part, upon the continued service of its key technical, sales and management personnel, including Gil Shwed, Marius Nacht and Jerry Ungerman. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it can attract, motivate or retain other highly qualified technical, sales and managerial personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company's business, operating results and financial condition would be materially adversely affected. See "Item 4 - Information on the Company."



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

        The Company intends to expand its international operations, which will require significant management attention and financial resources. In order to expand worldwide sales, the Company must establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that the Company is unable to do so effectively, the Company's growth is likely to be limited and the Company's business, operating results and financial condition would be materially adversely affected. In addition, as the Company expands its international operations, a portion of revenues generated in international jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel. Most of the Company's worldwide sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies would make the Company's products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in the Company's worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition. See "Item 4 - Information on the Company" and "Item 5: Operating and Financial Review and Prospects."



PRODUCT LIABILITY; RISK OF PRODUCT DEFECTS

        The Company's sales agreements typically contain provisions designed to limit the Company's exposure to potential product liability or related claims. In selling its products, the Company relies primarily on "shrink wrap" licenses that are not signed by the end-user, and, for this and other reasons, such licenses may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of the liability provisions contained in the Company's agreements may not be effective. The Company's products are used to manage network security, which may be critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability and related claims. A product liability claim brought against the Company could have a material adverse effect upon the Company's business, operating results and financial condition. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by the Company and by current and potential resellers, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by resellers against the Company, any of which could have a material adverse effect upon the Company's business, operating results and financial condition. See "Item 4 - Information on the Company."

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT; TRADEMARK
LITIGATION

        The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights as set forth below in the section entitled "Proprietary Rights and Trademark Litigation in "Item 4 - Information on the Company." In 1998, 1999 and 2000, the Company's sales to resellers in individual countries other than the United States, Japan, Great Britain and other countries in Europe, not including Israel, were less than 9% of total revenue. There can be no assurance that the Company's patent applications will be issued within the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that any issued patent will not be challenged, and if such challenges are brought, that such patents will not be invalidated. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. To date, the Company has not conducted any material amount of business in such countries. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

        There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products. The Company expects that software companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, which could have a material adverse effect upon the Company's business, operating results and financial condition.



GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

        A number of governments have imposed controls, export license requirements and restrictions on the export of certain technology, and specifically encryption technology. As a result, the Company has not received and may not receive approval to sell certain of its encryption security products in certain markets. The Company conducts its research and development activities in Israel, and as a result is required to obtain export permission from the Israeli government before exporting certain encryption technologies. In addition, to the extent that its resellers operating from the United States seek to sell the Company's software products outside the United States, or to the extent that the Company's products incorporate certain encryption technology developed in the United States, additional export controls are imposed by the United States.



APPROVED ENTERPRISE STATUS

        The Company receives certain tax benefits in Israel, particularly as a result of the "Approved Enterprise" status of the Company's facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. The Company believes that it will be able to meet such conditions. Should the Company fail to meet such conditions in the future, however, it would be subject to corporate tax in Israel at the standard rate of 36%, and could be required to refund tax benefits already received. There can be no assurance that such grants and tax benefits will be continued in the future at their current levels or otherwise. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund tax benefits already received would have a material adverse effect on the Company's business, operating results and financial condition. See "Item 4 - Information on the Company" and the section entitled "Israeli Taxation, Foreign Exchange Regulation and Investment Programs" in "Item 10: Additional Information."



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


CONCENTRATION OF SHARE OWNERSHIP

        As of May 31, 2001, the directors, executive officers and principal shareholders of the Company and their affiliates beneficially own approximately 29% of the outstanding Ordinary shares. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Item 7: Major Shareholders and Related Party Transactions."

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



EUROPEAN CURRENCY ISSUES

        The Company is aware of the issues raised by the introduction of the Single European Currency ("Euro") on January 1, 1999 and during the transition period through January 1, 2002. The Company's internal systems that are affected by the initial introduction of the Euro have been made Euro capable without material system modification costs. Further internal systems changes will be made during the balance of the transition phase in preparation for the ultimate withdrawal of the legacy currencies in July 2002, and the costs of these changes are not expected to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While Check Point will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.


EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY-HOLDERS

        Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected the Company's operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends (after deduction of withholding tax) and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on the Ordinary shares or the proceeds from the sale of shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

        Neither the Memorandum of Association nor the Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary shares by non-residents of Israel, except with respect to subjects of countries which are at a state of war with Israel.



ITEM 4.    INFORMATION ON THE COMPANY

        Check Point Software Technologies Ltd. (together with its subsidiaries the "Company" or "Check Point") develops, markets and supports Internet security solutions for enterprise networks, and service providers (Telcos, ISPs, ASPs and MSPs) including Virtual Private Networks (VPNs), firewalls, intranet and extranet security. The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over any Internet Protocol ("IP") network--including the Internet, intranets and extranets. Check Point product offerings also include traffic control/quality of service (QoS) and IP address management. Check Point products are fully integrated as a part of the Company's Secure Virtual Network (SVN) architecture and provide centralized management, distributed deployment, and comprehensive policy administration. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with best of breed hardware, security applications and enterprise software applications.

INDUSTRY BACKGROUND

        Information, and the ability to access and distribute it, is one of the main strategic assets in today's competitive business environment. This need to effectively use and communicate information as well as work more collaboratively has driven the extensive deployment of network-based communications systems. The resulting explosion in connectivity is in turn driving the need for technology to safeguard and manage the access to information available over these increasingly global networks.

    Explosion of Connectivity

        The network computing market has undergone two major transitions over the past decade, the convergence of which has contributed to the recent dramatic increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to distributed client/server environments. The ability to access and share information through client/server technology has expanded the need for connectivity beyond workgroup LANs to enterprise-wide networks spanning multiple LANs and WANs. The second major transition has been the widespread adoption of the Internet for business-to-business communications. Internet-based business applications have rapidly expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, product marketing, advertising and customer support. The emergence of eBusiness increases the challenges in enabling secure access to information and applications.

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

    Traditional Approaches to Network Security

        The increasing demands placed on enterprise security systems by the expansion of Internet services and global enterprise networking are quickly outpacing the capabilities of many traditional Internet firewall architectures. These demands include the need to define and transparently enforce an integrated, enterprise-wide security policy that can be managed centrally and implemented on a distributed basis. An effective network security solution also needs to be open and extensible to enable it to address the rapidly changing requirements of the Internet and intranets, including the addition of new security applications, such as authentication, encryption, URL filtering, anti-virus protection, and Java and ActiveX security services and functions.



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

        Open Platform for Security Enterprise Connectivity ("OPSEC"). Check Point's Open Platform for Security, or OPSEC, allows users to integrate, manage, and deploy all aspects of network security through an open, extensible management framework. Today, more than 270 vendors have joined the OPSEC Alliance, embracing OPSEC as the industry's de-facto framework for securing the Internet. OPSEC partners develop specialized solutions that span the range of enterprise network security technologies - from high-performance internetworking, server and appliance platforms with embedded Check Point SVN software, to authentication, public key infrastructure, content security, intrusion detection, and other solutions. Additionally, through the OPSEC Check Point Certified Managed Service Provider (CCMSP) program, customers have the option to select a complete managed service offering from among a group of the world's leading MSPs participating in this program. The OPSEC framework is designed to allow end-users to choose system components that best meet their requirements, whether from the Company or various third-party vendors, and to rapidly exploit new developments in security technology.

        Broad, Integrated Internet Security Solution. The VPN-1 and FireWall-1 product families extend across all major market segments, from small businesses to large enterprise networks. Most products support a broad range of platforms, including Sun Microsystems (Solaris), IPSO, Microsoft (Windows
NT), Linux, Hewlett-Packard (HP-UX) and IBM Corporation (AIX). Both VPN-1 and FireWall-1 also support all major networking technologies, including 10BaseT, 100BaseT, ATM, FDDI and Token Ring. Check Point's Internet security solutions provide a broad range of features and functionality including the following:

        Integration of Third-Party Security Applications. Through OPSEC, end-users of VPN-1and FireWall-1 are able to integrate the product into various network management systems and add new features and functionality such as public key infrastructure, authentication, encryption, URL categorization, content security, anti-virus protection, intrusion detection, auditing and reporting controls and enterprise directory integration.

        Implementation of the Virtual Private Networks. The VPN-1 architecture supports multiple authentication methods including digital certificates, password-based techniques, biometrics and authentication tokens. In addition, VPN-1 provides data encryption capabilities to shield communications over public networks from unauthorized monitoring or alteration, enabling companies to set up "virtual private networks" offering a level of privacy comparable to private communication lines. The VPN-1 product family supports multiple encryption and key management methods including IPSec, DES, IKE, AES, and 3DES. The Company extends the VPN to the mobile desktop users with its SecuRemote and SecureClient software. In addition, the multi-vendor interoperability offered by VPN-1 enables the deployment of secure and reliable intranet and extranet VPNs for business communications.

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



PRODUCTS

        Check Point's product lines offer a broad range of policy-based solutions for securing and managing networks. The Company's Security product line includes its FireWall-1 family of products, its VPN-1 family of virtual private networking solutions and some associated products. The Company's Traffic Control product line includes its FloodGate-1 bandwidth management solution. The Management product line includes Meta IP address management products.

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

    VPN-1

        The Company's VPN-1 product family is designed to meet the need of organizations to protect the privacy and integrity of network communications by establishing a confidential communications channel for virtual private networking. Multiple encryption schemes are supported, including emerging standards for interoperability between different vendors. Encryption, decryption and key management, including digital signatures and certificate authority, are all fully integrated with VPN-1's Management Module and rule base editor and log viewer. Included in the Company's VPN-1 product family is VPN-1 SecuRemote to extend the VPN to the desktop and laptop by providing end-to-end encryption support, and VPN-1 SecureClient incorporating all VPN-1 features plus a personal firewall.

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

        Meta IP

        Meta IP is an automated solution for managing IP addressing and naming. Meta IP is designed to ensure control and reliability of address allocation and services while improving TCP/IP management efficiency. Meta IP's modular, replicated architecture enables multi-level fault-tolerance, cross-platform compatibility and distributed administration. Through its User-to-Address Mapping(TM) (UAM) technology, Meta IP associates IP addresses with user login names, enabling comprehensive auditing and improved troubleshooting. The combination of UAM and FireWall-1 is the first and only solution to automatically enforce security policies by users in a dynamic addressing environment.

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

   SofaWare

         Check Point is a financial and strategic investor in SofaWare Technologies Ltd., a company established in 2000. Check Point has the right to acquire a controlling interest in SofaWare. SofaWare's goal is to provide the home and home office market with Internet security solutions, based on Check Point's Stateful Inspection technology. SofaWare's Safe@Home product protects the entire home network and enables consumers to easily manage and configure their security settings. Safe@Home also enables service providers to offer managed security solutions including content filtering and other value-added services to their subscribers.


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



SALES AND MARKETING

        The Company's sales and marketing strategy is designed to promote its products as strategic components of enterprise networks. The Company's marketing efforts are focused on promoting FireWall-1 and VPN-1 as the leading brand names in enterprise security. Sales efforts focus on expanding the installed base and increasing penetration levels of end-user customers worldwide by leveraging multiple channels of distribution: distributors, Value Added Resellers (VARs), Original Equipment Manufacture (OEMs), system integrators, and Managed Service Providers (MSPs).

        The Company has OEM bundling relationships with server and workstation vendors such as Compaq and IBM; internetworking device manufacturers such as Nokia and Intrusion.com, and other suppliers of enterprise network products. The Company believes that strategic OEM relationships can significantly contribute to the achievement of its sales and marketing goals by integrating complementary technologies. Additionally, OEM partners provide primary support and training to their customers enabling Check Point to concentrate its support efforts on high-level technical assistance for these resellers. See the section "Risk Factors" in "Item 3: Key Information."

        The Company also currently sells its products to end-user customers through numerous resellers and distributors worldwide. The Company expects that it will continue to be dependent upon a limited number of resellers for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company's business, operating results and financial condition will be materially adversely affected. In 2000 and 1998, no reseller exceeded 10% of the Company's revenues. Approximately 12% of the Company's revenues were derived from a single reseller in 1999. See the section "Risk Factors" in "Item 3: Key Information." The Company's agreements with its OEM partners and resellers are non-exclusive. These agreements generally provide for discounts based on minimum purchase commitments and/or expected or actual volumes purchased or resold by the reseller.

        The Company has derived substantially all of its revenues and expects to continue to derive the majority of its revenues in the foreseeable future from sales of its FireWall-1 and VPN-1 products. See the section "Risk Factors" in "Item 3: Key Information."" Revenues from the sales to customers in the Americas, Europe and Japan were 57%, 26% and 7% in 1998, 53%, 29% and 11% in 1999, and 48%, 34%, and 9% in 2000 respectively, of total revenues.

        To further expand the awareness of the Company's products, the Company has established informal marketing relationships with system integrators and vendors of complimentary products. System integrators with which the Company maintains informal cooperative relationships include Accenture, Computer Sciences Corporation, Electronic Data Systems, Integrated Network Services, Inc. and PriceWaterhouse Coopers. The Company's OPSEC Alliance program is focused on establishing integration and/or compatibility with complimentary products and developing marketing relationships with these companies to promote the solutions. The integration and compatibility of these products with the Company's products provides customers with a more complete enterprise security solution, and provides the Company's channels with additional revenue opportunities. Companies that maintain a marketing relationship with the Company to promote their integrated products include Aladdin, Baltimore Technologies, Entrust, Hewlett-Packard, IBM, Network Associates, Novell, RSA Security, Symantec, Trend Micro and VeriSign, as well as many others. The Company also has informal marketing relationships with BackWeb, BMC Software, Microsoft, Netscape/AOL, Oracle and Progressive Networks to promote compatible products.

        The Company conducts a number of marketing programs to support the sale and distribution of its products. These programs are designed to inform existing and potential OEM partners, resellers, and end-user customers about the capabilities and benefits of the Company's products.

CUSTOMER SERVICE AND SUPPORT

        The Company operates a Worldwide Technical Services (WTS) organization, based in Dallas, Texas, with field locations throughout the world, which offers a wide range of professional services, technical support and training, enabling the Company to partner with resellers in implementing secure, reliable business communications solutions.

        The Company's OEM partners and resellers generally provide the installation, training, maintenance and support for their customers, with Check Point providing the high-level technical backup support. Check Point also offers direct support agreements to end users who prefer to purchase directly from the manufacturer. As part of Check Point's direct market participation, the Company employs technical consultants and systems engineers who work closely with OEM partners, resellers and territory sales managers to assist with the pre-sales configuration, use and application support.

        The Company operates a worldwide 24-hour by 7-day call center, based in Dallas, Texas. The Company supports resellers, partners, and sales personnel through standard systems and processes and are available via e-mail, the Internet, fax and telephone. The support structure includes "front line" call center engineers for resolving the majority of issues and questions during the first call. If necessary, bench testing using real-world configurations are performed by senior support engineers. Third level support is provided by the Escalation Group, an organization that resides with the Company's multiple research and development groups in Ramat Gan, Israel and Seattle, Washington, to provide an extremely close coupling between customer issues and usage and product development. The Escalation Group conducts code analysis and detailed troubleshooting and delivers updated code, as appropriate. Analysis of historical trouble tickets is conducted and tracked. This information is used in the development of features and enhancements in new product releases

        To provide hands-on training, education and certification, Check Point has an in-house educational services group. The group develops courses and curricula for Check Point classes conducted directly by the Company or by an affiliate company. Such classes include both lecture-taught and computer-based training sessions on Check Point products, including installation, management and advanced implementations. The Company offers industry level certification programs including Check Point Certified Security Engineer (CCSE) and Check Point Certified Security Administrator (CCSA). Using a leveraged model, Check Point has trained hundreds of partners, and these partners have in turn established Authorized Training Centers. There are now over 222 Check Point Authorized Training Centers in 47 countries around the world.

        The Company also has an established professional services organization with consultants in locations throughout the world. They offer a set of consulting services that includes on-site support for installation of its products, and assistance in developing sound security business practices.

        Prospective customers typically receive 30-day evaluation copies of the Company's software products. If the customer elects to purchase the Company's product, they place their order through their reseller, who in turn places the order to the Company. The Company issues an invoice to the reseller, and sends a software key to the reseller to provide to the customer which allows the evaluation copy to continue to function. The Company offers a variety of fee-based software services programs, including support of the Company's software products in accordance with specifications contained in the user's guide, and access to technical support personnel and product enhancements.

        Customers are encouraged to purchase software subscription, which is a component of the services program that provides product updates and version upgrades for Check Point's products. In addition, once the software subscription has been purchased, customers can then purchase a variety of support programs. These software support programs can be sold and delivered by the Company's resellers and OEM partners or the customer can choose to purchase a Check Point software support program that is sold by the reseller but delivered by Check Point through its Worldwide Technical Services (WTS) organization directly to the customer.


PRODUCT DEVELOPMENT

        The Company believes that its future success will depend upon its ability to enhance its existing products and develop and introduce new products that address the increasingly sophisticated needs of end-users. The Company works closely with its distribution channels and major resellers, who provide significant feedback for product development and innovation. See the section "Risk Factors" in "Item 3: Key Information."

        The Company's new product development efforts are focused on enhancements to its current family of products and new products for network security and management. Although the Company expects to develop its new products internally, it may, based upon timing and cost considerations, acquire or license certain technologies or products from third parties.

RESEARCH AND DEVELOPMENT

               The Company's research and development activities involve the development of new products and modules in response to identified market demands and the support and enhancement of our existing products. We regard significant portions of our software products and systems as proprietary and rely on a combination of statutory and common law copyright, trademark and trade secret laws, customer licensing agreements, employee and third party nondisclosure agreements and other methods to protect our proprietary rights. The Company generally enters into confidentiality agreements with employees, consultants, customers and potential customers and limit access to, and distribution of its proprietary information. Some of the Company's products are co-developed with and co-owned by its technology and business partners.

        Net research and development expenses for 1998, 1999 and 2000 were $10.6 million, $18.9 million and $30.3 million, respectively. At December 31, 2000, the Company had 311 employees dedicated to research and development activities, quality assurance and backline support. The Company is a member of the International Computer Security Association (ICSA) and the Secure Wide Area Networking Task Force.



COMPETITION

See  "Item 3, Key Information, Risk Factors"



PROPRIETARY RIGHTS AND TRADEMARK LITIGATION

        The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

        The Company has patents pending worldwide and holds two U.S. patents, No. 5,606,668 and No. 5,835,726. The Company also has corresponding patent applications to U.S. Patent No. 5,606,668 pending in Canada and Japan, as well as under the European Patent Convention (designating Germany, France, United Kingdom, Italy, and Sweden as countries in which patent coverage may potentially be sought). The Company has also filed co-pending PCT national phase patent applications in Canada, Japan, Korea, Norway, and under the European Patent Convention (designating France, United Kingdom, Ireland, Sweden, Germany, Switzerland, and Finland) based on an earlier patent application filed in Israel currently pending. A patent issued from the European Patent Office becomes effective as though it were a national patent in each designated member nation once national fees are paid, and all other local requirements are met. The EPO opposition period of nine months from grant of the patent at the EPO can effect the enforcement of that patent nationally if an opposition is filed during that time. If the opposition is won, it can negate the patent altogether or result in the protection being offered by the patent being narrowed. There can be no assurance that the Company's applications, whether or not currently challenged by applicable governmental patent examiners, will be issued with the scope of the claims sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. To date, the Company has not conducted any material amount of business in such countries. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.

        There can be no assurance that third parties will not claim infringement by the Company with respect to current or future products, which are or will be subject to protection under intellectual property laws. The Company expects that software companies will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Responding to such claims, regardless of merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition.

        On July 5, 1996, Checkpoint Systems, Inc. ("CSI") a manufacturer of theft prevention devices for retail stores, filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial was conducted in November, 1999. The District Court issued its opinion in Check Point's favor on July 12,2000. CSI has filed its appellant's brief alleging that the District Court misapplied the governing law. On April 5th 2001, oral argument was presented to the Appellate court. The matter has been taken under advisement. The Company is unable to predict the outcome of this litigation. In the event that CSI is granted the full injunctive relief it is seeking and the Company is required to cease using the "Check Point" name in connection with its products and services, the Company may incur material expenses in launching a new name.


EMPLOYEES

        As of March 31, 2001, the Company had 1137 employees, of whom 331 were engaged in research, development, quality assurance and backline support, 456 were engaged in marketing and sales, 223 were engaged in customer support and operations, and 127 were engaged in MIS, administration and finance. The Company believes that its relations with its employees are satisfactory.

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











ORGANIZATIONAL STRUCTURE



The Company is organized under the laws of the State of Israel, which wholly owns the subsidiaries specified below.

NAME OF SUBSIDIARY                                                        COUNTRY OF INCORPORATION
Check Point Software Technologies Inc.    (*)                            United States of America

Check Point Software Technologies (Canada) Inc.                          Canada

Check Point Software Technologies (Australia) PTY, Ltd.                  Australia

Check Point Software Technologies (Japan) Ltd.                           Japan

Check Point Software Technologies (Singapore) PTE Ltd.                   Singapore

Check Point Software Technologies SARL                                   France

Check Point Software Technologies (Netherlands) B.V.                     Holland


Check Point Software Technologies (Netherlands) B.V. acts as a holding company and wholly owns the following principal operating subsidiaries specified below.

NAME OF SUBSIDIARY                                                        COUNTRY OF INCORPORATION
Check Point Software Technologies B.V.                                          Holland

Check Point Software Technologies (Italia) S.R.L.                               Italy

Check Point Software Technologies (Switzerland) A.G.                            Switzerland

Check Point Software Technologies Norway A.S.                                   Norway

Check Point Software Technologies (Spain) S.A.                                  Spain

Check Point Software Technologies Mexico S.A. de C.V.                           Mexico

Check Point Software Technologies (Brazil) LTDA                                 Brazil

Check Point Software Technologies (UK) Ltd.                                     United Kingdom

Check Point Software Technologies GmbH                                          Germany

C.P.S.T. Sweden A.B.                                                            Sweden


(*) Check Point Software Technologies Inc wholly owns MetaInfo Inc, incorporated in the United States of America

Israel Check Point Software Technologies Ltd. China is a representative office of Israel located in Beijing, China.





PLANTS, PROPERTY AND EQUIPMENT

        The Company's headquarters and Research and Development facilities are located in Ramat-Gan, Israel, near Tel-Aviv, where the Company leases approximately 135,000 square feet of office space. These facilities are leased pursuant to leases that expire 2003, 2004, and 2006 including renewal options. The Company also leases approximately 40,465 square feet of office space for its marketing and field representatives at its United States sales and marketing headquarters in Redwood City, California, and approximately 31,275 square feet of office space for its support center in

Dallas. These facilities are leased pursuant to leases for periods of up to five years. In addition the Company leases office space in its US regional offices in Texas, Colorado, Michigan, Illinois, Massachusetts, Washington, Georgia, North Carolina, New York, Arizona, Florida, Pennsylvania, New Jersey, Virginia and Ontario. Other leased offices include Canada, England, France, Singapore, Germany, Japan, Holland, Italy, Australia, Sweden, Norway, Spain, Brazil and Mexico.







ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

        Check Point develops, markets, and supports policy-based enterprise security, traffic control and IP address management solutions that protect information assets and enhance the performance of enterprise networks. Check Point was founded in July 1993, introduced its first product, FireWall-1, in April 1994 and began generating revenues in the third quarter of 1994. The Company's revenues totaled $141.9 million, $219.6 million and $425.3 million in the years 1998, 1999 and 2000, respectively, substantially all of which were derived from the sales of its FireWall-1 and VPN-1 product families including related software subscriptions, technical services and training programs.

        Although the Company has experienced significant percentage growth in revenues and net income, the Company does not believe that such growth rates are sustainable. The Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

        The Company accounts for software sales in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the element. The Company has adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for the delivered elements.

               Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. The Company maintains certain provisions for product returns and rebates in accordance with SFAS No. 48 "Revenue Recognition when Right of Return Exists". Such provisions amounted to $ 7.1 million and $ 10.1 million as of December 31, 1999 and 2000, respectively. The Company from time to time considers arrangements regarding certain customers with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is deferred and recognized when payments become due from the customer, providing that all other revenue recognition criteria have been met.

        Software subscription, specified upgrades, support, consulting services and training program revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the software subscription and support agreement. The VSOE of fair value of the undelivered elements (software subscription, specified upgrades, support, consulting services and training) is generally determined based on the price charged for the undelivered element when sold separately. Deferred revenues also include amounts received from customers for which services have not been provided.

        The Company has derived substantially all of its revenues from sales of its FireWall-1 and VPN-1 families of software products including related software subscriptions, support, technical services and training programs. The Company expects to derive the vast majority of its revenues in the near future from sales of its FireWall-1 product suite and VPN-1 product family, and specifically the Internet Gateway and Enterprise product categories. If FireWall-1 or VPN-1 should fail to receive widespread market acceptance, or if end-users should subsequently adopt an alternative approach to enterprise security or VPNs, the Company's business, operating results and financial condition would be materially adversely affected.

        No customer, distributor or reseller, exceeded 10% of the Company's revenues in either 1998 or 2000. During 1999 approximately 12% of the revenues were derived from a single distributor.

         During each of the three years 1998, 1999 and 2000, the Company significantly increased the number of its distributors, resellers, system integrators and managed service providers on a worldwide basis.

        The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from sales into each of the regions identified in the table.





                                                         YEAR ENDED DECEMBER 31,
                                                  ---------------------------------------
REGION                                                1998         1999         2000
------                                                ----         ----         ----
Americas                                              57%           53%          48%
Great Britain                                          9%           9%            8%
Europe (excluding Great Britain)                      17%           20%          26%
Japan                                                  7%           11%          9%
Other - mostly Asia Pacific                           10%           7%           9%



        The Company may experience declining operating margins as it expands its customer and technical support organization. The Company also expects that it will experience increasing competition and pricing pressure, which would result in lower operating margins. In 2001, the Company intends to continue to make significant investments in the further development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins.

Research and development costs, net of grants received, are charged to the statement of operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.


RESULTS OF OPERATIONS:


The following table presents, for the periods indicated, line items from the Company's statements of income (in thousands of US$).


                                    1998        1999         2000
                                    ----        ----         ----
Revenues                           $141,941     $219,567      $425,283

Cost of revenues                     13,623       22,423        35,265
                                  -------------------------------------
Gross profit                        128,318      197,144       390,018
                                  -------------------------------------


Operating expenses:
Research and development, net        10,629       18,923        30,309

Sales and marketing                  39,966       68,229       110,003
General and administrative           10,886       13,069        20,409
                                  -------------------------------------
Total operating expenses             61,481      100,221       160,721
                                  -------------------------------------
Operating income                     66,837       96,923       229,297
Financial income, net                 4,406       12,770        29,147
Capital gain                          2,581          192           ---
                                  -------------------------------------

Income before taxes on income        73,824      109,885       258,444


Taxes on income                       3,947       14,104        37,231
                                  -------------------------------------
Net income                          $69,877      $95,781      $221,213



The following table presents, for the periods indicated, line items from the Company's statements of income as a percentage of the Company's revenues.


                                    1998        1999         2000
                                    ----        ----         ----
Revenues                            100%        100%         100%

Cost of revenues                     10          10            8
                                 --------------------------------------
Gross profit                         90          90           92
                                 --------------------------------------


Operating expenses:

Research and development, net        7           9             7
Sales and marketing                  28          31           26
General and administrative           8           6             5
                                 --------------------------------------
Total  operating expenses            43          46           38
                                 --------------------------------------
Operating income                     47          44           54
Financial income, net                3           6             7
Capital gain                         2          ---           ---
                                 --------------------------------------


Income before taxes on income        52          50           61


Taxes on income                      3           6             9
                                 --------------------------------------
Net income                          49%         44%           52%

        Revenues. The Company's revenues are derived from the sale of software products and related software subscriptions, support contracts, consulting services and training. The Company's revenues were approximately $141.9 million, $219.6 million and $425.3 million in 1998, 1999 and 2000, respectively. These increases resulted primarily from the growth in the market for the Company's enterprise security products, expanded awareness of the Company's products, increased sales through OEMs and other resellers and the introduction of new versions of FireWall-1, VPN-1 and Provider-1. Revenues from sales to the Americas resellers were 57%, 53% and 48% of revenues in 1998, 1999 and 2000, respectively. However, the Company believes that since it sells its products to resellers and OEMs in the United States that have significant international reseller bases, a significant portion of its products are resold by these resellers and OEMs outside the United States.

        Cost of Revenues. The Company's cost of revenues is comprised of the cost of freight, media, software production, manuals and packaging, the cost of post-sale customer support and royalties. Cost of revenues was $13.6 million, $22.4 million and $35.3 million for 1998, 1999 and 2000, respectively. Gross margins were 90%, 90% and 92% of the Company's revenues for 1998, 1999 and 2000, respectively.

        Research and Development, Net. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Net research and development expenses were $10.6 million, $18.9 million and $30.3 million in 1998, 1999 and 2000, respectively, representing 7%, 9% and 7% of revenues, respectively. The increases in absolute dollars were due to the addition of new development personnel. The Company received non-royalty bearing grants of $450,000, $60,000 and $392,000 in 1998, 1999 and 2000, respectively. The
Company anticipates that research and development expenditures will increase in the short term and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its research and development organization.

        Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Sales and marketing expenses were $40.0 million, $68.2 million and $110.0 million in 1998, 1999 and 2000, respectively, representing 28%, 31% and 26% of revenues, respectively. The substantial increase in absolute dollars each year was due to the costs associated with the expansion of the Company's sales and marketing activities. Sales and marketing expenses decreased as a percentage of revenues in 2000 as compared with 1999, primarily due to a significant increase in revenues. The Company anticipates that its sales and marketing expenditures will increase in absolute dollars and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its sales and marketing activities.

        General and Administrative. General and administrative expenses consist primarily of outside professional fees, salaries and other related expenses. General and administrative expenses were $10.9 million, $13.1 million and $20.4 million in 1998, 1999 and 2000, respectively, representing 8%, 6% and 5% of revenues, respectively. The increase in absolute dollars was primarily due to the addition of staff, and increased costs associated with the expansion of the Company's business. The decreases in general and administrative expenses as a percentage of revenues for all periods were attributable to the significant increases in revenues. The Company anticipates that general and administrative expenses will increase in absolute dollars and may fluctuate as a percentage of revenues as the Company expands its financial and administrative infrastructure, and continues to incur additional costs associated with being a public company.

QUARTERLY RESULTS OF OPERATIONS. The following table sets forth certain unaudited consolidated statements of income data for each of the quarters in 1999 and 2000, as well as the percentage of the Company's revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's consolidated financial statements and Notes thereto appearing elsewhere in this annual report. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

Quarter ended, US$ in thousands, except per share data

                                               FISCAL YEAR 1999                      FISCAL YEAR 2000
----------------------------------------------------------------------------------------------------------------
                                       Q1       Q2        Q3        Q4        Q1        Q2        Q3       Q4
----------------------------------------------------------------------------------------------------------------
Revenues                             $43,772  $50,051   $57,799   $67,945   $78,166   $90,668  $116,014 $140,435


Cost of revenues                      4,711     5,092     6,053     6,567     7,644     8,006     9,407   10,208
----------------------------------------------------------------------------------------------------------------
Gross profit                         39,061    44,959    51,746    61,378    70,522    82,662   106,607  130,227
----------------------------------------------------------------------------------------------------------------
Operating expenses:

               Research and
               development, net       4,043     4,353     4,892     5,635     6,175     6,659   8,344     9,131

               Sales and marketing   12,643    15,744     18,34     21,49    24,218    27,733   28,46     29,58
               General and
               administrative         2,862     3,219     3,385     3,603     5,199     4,502   5,094     5,614
----------------------------------------------------------------------------------------------------------------
               Total operating
               expenses              19,548    23,316    26,620    30,737    35,592    38,894  41,905    44,330
----------------------------------------------------------------------------------------------------------------

Operating income                     19,513    21,643    25,126    30,641    34,930    43,768  64,702    85,897
Financial income, net                 2,624     2,705     3,609     3,832     5,494     6,411   7,800     9,442
Capital gain                            ---       192       ---       ---       ---       ---     ---       ---
----------------------------------------------------------------------------------------------------------------
Income before taxes on income        22,137    24,540    28,735    34,473    40,424    50,179  72,502    95,339
Taxes on income                       2,434     3,008     4,010     4,652     5,545     6,508  10,858    14,320
----------------------------------------------------------------------------------------------------------------
Net income                           $19,703  $21,532   $24,725   $29,821   $34,879   $43,671  $61,644  $81,019

Basic net earnings per share          $0.09     $0.10     $0.11     $0.13     $0.15     $0.19   $0.26     $0.34
                                     ---------------------------------------------------------------------------
Shares used in computing basic net
earnings per share                   219,540  220,914   224,106   227,160   230,256   231,663  233,418  235,362
                                     ---------------------------------------------------------------------------
Diluted net earnings per share        $0.08     $0.09     $0.10     $0.12     $0.13     $0.17    $0.23    $0.31
                                     ---------------------------------------------------------------------------
Shares used in computing diluted
net earnings per share               241,830  243,354   248,526   256,704   262,941   263,637  264,280  263,982

AS A PERCENTAGE OF REVENUES
Revenues                              100%     100%      100%      100%      100%      100%     100%     100%
Cost of revenues                       11       10        10        10        10         9        8        7
Gross profit                           89       90        90        90        90        91       92       93
Operating expenses:
  Research and development, net         9        9         8         8         8         7        7        7
  Sales and marketing                  29       31        32        32        31        31       25       21
  General and administrative            6        6         6         5         7         5        5        4
  Total operating expenses             44       46        46        45        46        43       37       32
Operating income                       45       44        44        45        44        48       55       61
Financial income, net                   6        5         6         6         7         7        7        7
Income before taxes on income          51       49        50        51        51        55       62       68
Taxes on income                         6        6         7         7         7         7        9       10
Net income                            45%      43%       43%       44%       45%       48%      53%      58%


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

        The Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company's expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Ordinary Shares would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has primarily financed its operations through cash generated from operations. Cash and cash equivalents and short term investments were $438.4 million, and long term investments were $219.3 million, totaling $657.7 million as of December 31, 2000, as compared with cash and cash equivalents and short term investments of $242.5 million and long term investments of $82.9 million totaling $325.4 million as of 1999. The Company generated net cash from operations of $70.3 million, $144.3 million and $315.7 million in 1998, 1999 and 2000. Net cash from operations for these periods consisted primarily of net income plus increases in deferred revenues, accrued expenses and other liabilities offset by increases in trade receivables, other receivables and prepaid expenses. The Company's capital investments amounted to approximately $6.1 million, in each of 1998 and 1999 and $9.1 million in 2000. Capital investments during 2000 were primarily for computer equipment and software for the Company's research and development and technical service organization efforts. As of December 31, 2000, the Company had no material commitments for capital expenditures. Net cash provided by financing activities was approximately $5.2 million, $15.7 million and $25.8 million in 1998, 1999 and 2000, respectively, primarily as a result of stock options exercised. Excess cash is invested in marketable securities and bank deposits of varying maturities, depending on projected cash needs for operations, capital purchases and other business purposes.

        The Company believes that its existing sources of liquidity and cash flow will be adequate to fund its operations through at least the middle of 2002.

IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS

        The cost of the Company's operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The rate of inflation in Israel was zero in 2000 (compared to 1.3% in 1999 and 8.6% in 1998), while the NIS was revaluated upwards by 2.8% against the dollar (compared to 0.2% in 1999 and a devaluation of 17.6% in 1998). These decreases did not materially adversely affect the Company's results of operations in such periods, although there can be no assurance that there will not be a material adverse effect on the Company's business, operating results and financial condition in the future should this pattern recur. Most of the Company's revenues are denominated in United States dollars. In addition, a substantial portion of the Company's costs is incurred in dollars. Since the dollar is the primary currency in the economic environment in which the Company and its subsidiaries operate, the dollar is their functional and reporting currency, and, accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits, marketable securities, long-term investments and liabilities) are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations. The Company's consolidated financial statements are also presented in United States dollars. Transactions and balances denominated in United States dollars are presented in the consolidated financial statements at their original amounts. Non-dollar transactions and balances have been translated into United States dollars in accordance with the principles set forth in SFAS No. 52 "Foreign Currency Translation". The Company has not engaged in any significant hedging activities in the years up to and including 2000.


EFFECTIVE CORPORATE TAX RATE

        The Company's effective tax rate was 5.3%, 12.8% and 14.4% in 1998, 1999 and 2000, respectively. These low tax rates were achieved due to the tax holiday prescribed by the Company's Approved Enterprise status of its production facilities in Israel.

        The Company has been granted "Approved Enterprise" status by the Israeli government for four investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10%-20% for an additional six to eight years on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to gradually expire from 2004 to 2008. See Note 8b of Notes to the consolidated financial statements. Almost all of the Company's Israeli income has been generated from its Approved Enterprises. To date, almost all of the Company's sales of products have been made from Israel. The Company's United States subsidiary, which commenced operations in July 1995, operated pursuant to a cost plus agreement with the Company through 1998 and has operated as a distributor since 1999. The Company's United States subsidiary incurred income taxes of $1 million, $2.5 million and $5.1 million in 1998, 1999 and 2000, respectively. See Note 8d of Notes to the consolidated financial statements. In addition, as the Company expands its international operations, a portion of revenues generated in foreign jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel.

        If the retained tax exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not chosen the alternative tax benefits and an income tax liability would be incurred of approximately $80 million as of December 31, 2000.


EUROPEAN CURRENCY ISSUES

        The Company is aware of the issues raised by the introduction of the Single European Currency ("Euro") on January 1, 1999 and during the transition period through January 1, 2002. The Company's internal systems that are affected by the initial introduction of the Euro have been made Euro capable without material system modification costs. Further internal systems changes will be made during the balance of the transition phase in preparation for the ultimate withdrawal of the legacy currencies in July 2002, and the costs of these changes are not expected to be material. The Company does not presently expect that introduction and use of the Euro will materially affect the Company's foreign exchange and hedging activities, or the Company's use of derivative instruments, or will result in any material increase in costs to the Company. While Check Point will continue to evaluate the impact of the Euro introduction over time, based on currently available information, management does not believe that the introduction of the Euro will have a material adverse impact on the Company's financial condition or overall trends in results of operations.


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


FOREIGN CURRENCY RISK

        Most of the Company's sales are denominated in US dollars. In addition, a substantial portion of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate, and thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits, marketable securities, long-term investments and liabilities) are remeasured into US dollars using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

        The Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on assets denominated in Japanese Yen. These contracts are highly inversely correlated to the hedge items and are designated as, and considered effective as, hedges of the underlying assets.

        Gains and losses on the contracts are included in net financial income, and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

        Company's management is of the opinion that, due to the fact that the above transactions are carried out with well established institutions, liabilities owing to the Company will be fulfilled as of December 31, 2000. Total outstanding transactions to sell/purchase U.S. dollars in exchange for the Japanese yen, were in the amount of $ 6,669,000. The above transactions were for a period of 1.5 months. Gain and losses, which are included in the financial statements for the year ended December 31, 2000, were insignificant.


INTEREST RATE RISK

        The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment in marketable securities. The Company's marketable securities comprise of Israeli Government debts and U.S. corporate debts. The fair value of the Company's long and short-term securities is based upon their market values as of December 31, 2000.

The table below presents principal amounts and related weighted average rates by date of the maturity for the Company's Marketable Securities.


(In thousands U.S. Dollars)








-----------------------------------------------------------------------------------------

                                                                     TOTAL      FAIR
                                                                     BOOK     VALUE AT
                                     MATURITY                        VALUE   12/31/2000
-----------------------------------------------------------------------------------------
                       2001    2002     2003   2004   2005   2006
-----------------------------------------------------------------------------------------
INVESTMENT IN
MARKETABLE SECURITIES
-----------------------------------------------------------------------------------------
U.S. dollar linked
debt securities -
Changing Interest
Rate                  15,694   6,312    11,486 1,144                34,636       35,529
-----------------------------------------------------------------------------------------
Weighted Average
Interest Rate*         5.90%   5.94%    6.77%  7.00%
-----------------------------------------------------------------------------------------
U.S. Corporate debts -
  Fixed Interest Rate  55,519 41,935   38,498  23,550 42,900 14,549 216,951     216,977
-----------------------------------------------------------------------------------------
Weighted Average
Interest Rate          7.77%   7.11%    6.54%  7.12%  7.20%  6.55%
-----------------------------------------------------------------------------------------
U.S. Corporate debts -
  Zero coupon                  1,194                                 1,194        1,171
-----------------------------------------------------------------------------------------

o       Based upon the Libor as of December 31, 2000

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The directors and executive officers of the Company as at December 31, 2000 are as follows:

NAME                                                            POSITION
----                                                            --------

Gil Shwed (1).............................   President, Chief Executive Officer and
                                             Chairman of the Board
Marius Nacht..............................   Senior Vice President, Director
Jerry Ungerman............................   Executive Vice President
Eyal Desheh...............................   Chief Financial Officer
Shlomo Kramer.............................   Founder, Director
Irwin Federman (1)(2)(3)..................   Director
David Rubner..............................   Director
Ray Rothrock (1)(2)(3)....................   Director
Alex Vieux................................   Director
Tal Shavit................................   Director

(1)     Member of Compensation Committee

(2)     Member of Audit Committee

(3)     Outside Director

        Gil Shwed, a co-founder of the Company, has served as the Company's President and Chief Executive Officer and as a director of the Company since its inception in July 1993. In 2001, the position of President was transferred from Mr. Shwed to Mr. Ungerman. From June 1992 until June 1993, Mr. Shwed founded and served as a Software Manager for Heliogram, a software development company. From May 1991 until June 1992, Mr. Shwed served as a Consultant and Chief Developer at Graphics Arts, a division of Optrotech Ltd., an automated optical imaging company. From February 1987 until February 1991, Mr. Shwed served in the Israel Defense Forces. Additionally, from February 1991 to July 1993, Mr. Shwed served as a Consultant for E&M Computing, a Sun Microsystems representative in Israel.

        Marius Nacht, a co-founder of the Company, has served as the Company's Senior Vice President since January 1, 1999. Mr. Nacht served as the Company's Vice President of International Operations from September 1995 until December 1998, and from July 1993 to September 1995 Mr. Nacht served as a Vice-President of the Company. Mr. Nacht has served as a director of the Company since its inception in July 1993. In 2001, Mr. Nacht was appointed Vice President of the Board. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. in Physics and Mathematics from Hebrew University of Jerusalem.

        Jerry Ungerman is Executive Vice President of the Company and has global responsibility for sales, marketing, business development and technical services. He has served in this position since November of 1998. In 2001, Mr. Ungerman was appointed President of the Company. He began his career with IBM in 1967 and from July 1971 to October 1998, Mr. Ungerman held a number of senior management positions with Hitachi Data Systems Corp., a provider of computer networking and data storage solutions for computing environments. Mr. Ungerman holds a B.S.B. in business from the University of Minnesota and is on the board of Serena Software.

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

        Alex Serge Vieux has served as a director of the Company since September 1998. He is chief executive officer of DASAR Brothers, Inc., which he founded in 1989, the owner of ETRE, the European Technology Roundtable Exhibition. He is a member of the board of several public and private technology companies in the United States (Saqqara, NextAge) and Europe (BVRP Software, Cibox, Lernout & Hauspie, Oxydian, Keeboo), and has served as a senior advisor to both government and industry. Mr. Vieux is currently a visiting professor at the French University Paris Dauphine, where he is teaching telecommunications in the United States. Mr. Vieux is a graduate of the Institut d'Etudes Politiques in Paris and HEC. He also holds a law degree from the Universite de Paris II-Assas and an M.B.A. from Stanford University, where he was a Fullbright Scholar.


Dr. Tal Shavit became a director of the Company in June 2000. Dr. Shavit is an organizational consultant who heads her own consulting firm, "Insight", which she founded 12 years ago. Dr. Shavit specializes in consulting to global high-tech companies, as well as venture capitalists and start-ups, on international collaboration, mergers and acquisitions, and rapid organizational growth. She also lectures at the Technion-Israel Institute of Technology and the New York Polytechnic University on issues relating to high-tech management.




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

        The Company's Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors, as it deems appropriate, subject to the provisions of Israeli law. The Board of Directors has appointed a Compensation Committee and Audit Committee.

OUTSIDE AND INDEPENDENT DIRECTORS

        In accordance with Israel's Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company's statutory audit committee, and at least one outside director must serve on each committee of the Board of Directors. The Company has appointed Irwin Federman and Ray Rothrock as its outside directors under Israel's Companies Law. In addition, the Nasdaq National Market requires at least three independent directors, all of who are financially literate and one of whom has accounting or related financial management expertise. The responsibilities of the audit committee under the Nasdaq rules include evaluating the independence of a company's outside auditors. Our current audit committee complies with the Nasdaq rules.

AUDIT COMMITTEE

        The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including both of the outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. In addition, the Nasdaq National Market requires the Company to establish an audit committee, at least a majority of whose members are independent of management. The Company's Board of Directors has appointed an audit committee that satisfies both the Israeli law and the Nasdaq National Market requirements.

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

        In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only Board approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the Board and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the Board of Directors or the audit committee generally may not be present at this meeting or vote on this matter.

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

INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

        Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. The Company's Articles of Association allow for insurance and indemnification of office holders to the fullest extent permitted by law, provided such insurance or indemnification is approved by the audit committee. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

COMPENSATION OF DIRECTORS AND OFFICERS

        The aggregate direct remuneration paid to all 10 persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2000 was $1,348,164. In addition, the Company set aside $92,715 for pension and disability insurance for certain executive officers. This does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. The Company's directors who are also officers will not receive any compensation for serving in their capacity in 2001; the Company's directors who are not also officers may receive compensation in 2001.

STOCK OPTIONS

    Israel Stock Option Plan

        The Company's 1996 Israel Stock Option Plan (the "1996 Israel Plan") was adopted by the Board of Directors on April 12, 1996. The number of Ordinary shares authorized for issuance under the 1996 plan is 56,760,000. As of May 31, 2001, 8,567,203 shares had been issued under the 1996 Israel Plan, 18,144,055 options to purchase Ordinary shares were outstanding (including options incorporated from previous grants to employees in Israel prior to the adoption of the

1996 Israel Plan) and 30,048,742 shares remained available for future grant. The exercise prices range between $0.002 and $86.54. As of May 31, 2001, the Company's officers and directors hold options to purchase an aggregate of 8,321,500 shares under all the Company's stock option plans.

        The 1996 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Pursuant to Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 1996 Israel Plan (excluding grantees who previously received options that were incorporated upon the adoption of the 1996 Israel Plan, and those who are not employees of the Company) are afforded certain tax benefits. In order to qualify for these benefits, the options are registered in the name of the Trust Company of Israel General Bank, as trustee (the "Trustee") for each of the employees who is granted options. Each option, and any Ordinary shares acquired upon the exercise of the option, must be held by the Trustee until the expiration of two years from the date of the grant of the option. The 1996 Israel Plan provides for the options granted under the Plan to have a maximum exercise period of seven years from the date of grant, and for tax-qualified options to become exercisable in equal installments on the second, third, fourth and fifth anniversaries of the date of grant. Options that are not tax-qualified options may become exercisable beginning one year from the date of grant. Options that are not exercised will become available for further grant by the Board under the 1996 Israel Plan.

    United States Stock Option Plan

        The Company's 1996 United States Stock Option Plan (the "1996 Plan") was adopted by the Board of Directors on April 12, 1996, and was approved by the shareholders as the successor to the Company's 1995 Stock Option Plan (the "1995 Plan"). The number of Ordinary shares authorized for issuance under the 1996 Plan is 78,240,000. As of May 31, 2001, 31,867,570 Ordinary shares have been issued under the U.S. plan, options to purchase 9,632,806 shares were outstanding (including options incorporated from the 1995 Plan) and 36,739,624 shares remained available for future grant. Ordinary shares subject to outstanding options, including options granted under the 1995 Plan, which expire or terminate prior to exercise, will be available for future issuance under the 1996 Plan.

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

        The 1996 Plan is administered by the Compensation Committee of the Board. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under the Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. In no event, however, may any one participant in the 1996 Plan acquire Ordinary shares under the 1996 Plan in excess of 3,000,000 shares, exclusive of any option grants received prior to January 1, 1996.

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

        The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1996 Plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the Ordinary shares on the new grant date.

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

        Under the automatic grant program each individual who first joins the Board as a non-employee director on or after the effective date of the 1996 plan will receive at that time, an automatic option grant for 30,000 Ordinary shares. In addition, at each annual shareholders meeting, beginning in 1997, each non-employee director will automatically be granted at that meeting, whether or not he or she is standing for reelection at that particular meeting, a stock option to purchase 11,250 Ordinary shares, provided such individual has served on the Board for at least six months prior to such meeting. Each option will have an exercise price equal to the fair market value of the Ordinary shares on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee's cessation of Board service. The option will become exercisable in a series of four annual installments over the optionee's period of Board service, beginning one year from the grant date.

        The Board may amend or modify the 1996 Plan at any time. The 1996 Plan will terminate on April 11, 2006, unless terminated sooner by the Board.

EMPLOYEE STOCK PURCHASE PLAN

        On November 24, 1996, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan") which was ratified by the Company's Shareholders. A total of 6,000,000 Ordinary shares were authorized for issuance under the Purchase Plan. As of May 31, 2001 a total of 714,696 Ordinary shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is implemented by six-month offerings with purchases occurring at six-month intervals in February and July. The Purchase Plan is administered by the Compensation Committee of the Board. Employees of the Company's subsidiaries are eligible to participate if they are employed for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase Ordinary shares through payroll deductions, which may not exceed 15% of an employee's compensation, nor more than 1,875 shares per participant on any purchase date. The price of the Ordinary shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Ordinary shares at the beginning of the six-month offering period or on the semi-annual purchase date. Employees may end their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without shareholder approval, materially increase the number of Ordinary shares available for issuance, alter the purchase price formula so as to reduce the purchase price payable for Ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan will in all events terminate in July 2006.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth certain information regarding ownership of the Company's Ordinary shares as of May 31, 2001 for (i) each person who is known by the Company to own beneficially more than five percent of the Company's outstanding Ordinary shares, (ii) each of the Company's directors,
(iii) each of the Company's executive officers, and (iv) all current executive officers and directors as a group.


NAME OF TEN PERCENT                                         PERCENTAGE OF
SHAREHOLDERS, OFFICERS AND DIRECTORS       AMOUNT OWNED         CLASS
------------------------------------       ------------         -----
Gil Shwed...........................       27,948,996          11.63%
Marius Nacht........................       26,501,796          11.03%

All directors & executive officers
  as a group (ten persons including
  Gil Shwed and Marius Nacht).......       70,825,401          29.47%

The Company is not directly or indirectly controlled by another corporation or by any foreign government.





ITEM 8.   FINANCIAL INFORMATION

        CONSOLIDATED FINANCIAL STATEMENTS

        Our financial statements set forth in the accompanying index to Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this Annual Report by reference.

        LEGAL PROCEEDINGS

        On July 5, 1996, Checkpoint Systems, Inc. ("CSI") a manufacturer of theft prevention devices for retail stores, filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial was conducted in November, 1999. The District Court issued its opinion in Check Point's favor on July 12, 2000. CSI has filed it's appellant's brief alleging that the District Court misapplied the governing law. On April 5th 2001, oral argument was presented to the Appellate court. The matter has been taken under advisement. The Company is unable to predict the outcome of this litigation or the total expenses that the Company would incur if CSI is granted the relief that it is seeking. In the event that CSI is granted the full injunctive relief it is seeking and the Company is required to cease using the "Check Point" name in connection with its products and services, the Company may incur material expenses in launching a new name.

        On June 20th 2001, the European Commission advised the Company that it had received a complaint filed by Stonesoft Corporation alleging certain anti competitive actions by the Company. Up till June 25th 2001, the Company had not yet received a copy of the complaint. The Company intends to cooperate with the European Commission and take all necessary steps to defend its interests.

ITEM 9.   THE OFFER AND LISTING

        The Company's Ordinary shares have traded publicly on the Nasdaq National Market under the symbol "CHKP" since March 3, 1999. From June 28, 1996 to March 2, 1999, the Company's Ordinary shares were traded publicly on the Nasdaq National Market under the symbol "CHKPF". The Company's Ordinary shares trade publicly only on the Nasdaq National Market.

On December 20, 1999, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective January 31, 2000. On June 29, 2000 the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective July 25, 2000. On January 18, 2001, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend effective February 12, 2001. All numbers below reflect this adjustment.

        The annual high and low reported sale prices for the ordinary shares were $113.33 and $30.54, respectively for the year 2000, $34.85 and $4.46 respectively for the year 1999, $7.96 and $2.17 respectively for the year 1998, and $17.00 and $5.42 respectively for 1997.

        The following table lists the high and low closing sale prices for the Company's Ordinary shares for the periods indicated as reported by the Nasdaq National Market:




1999                                                              HIGH      LOW
----
First Quarter.................................................    9.25      5.77
Second Quarter ...............................................    9.15      4.46
Third Quarter.................................................   15.60      9.09
Fourth Quarter................................................   34.85     13.83

2000
----
First Quarter..............................................................   93.29    30.54
Second Quarter.............................................................   77.90    44.96
Third Quarter..............................................................  106.83    70.19
Fourth Quarter.............................................................  113.33    68.42

MOST RECENT SIX MONTHS
----------------------
May 2001...................................................................   69.64    53.86
April 2001.................................................................   80.01    41.38
March 2001.................................................................   71.31    45.31
February 2001..............................................................  104.13    64.13
January 2001...............................................................  110.58    73.67
December 2000..............................................................  105.92    69.88


        On June 18, 2001, the last reported sale price of the Company's Ordinary shares on the Nasdaq National Market was $43.04 per share. According to the Company's transfer agent, as of June 16, 2001, there were approximately 209 holders of record of the Company's Ordinary Shares. Approximately 94% of the Company's Ordinary shares were held in the United States by approximately 197 holders of record.



ITEM 10.       ADDITIONAL INFORMATION

        ARTICLES OF ASSOCIATION


        The following is a summary of the material provisions of our Articles of Association and related provisions of Israeli corporate law. This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see "Item 19, Exhibit 2.5".

DESCRIPTION OF SHARES

        The company's authorized share capital consists of 500,000,000 Ordinary Shares, NIS 0.01 nominal value, 5,000,000 Preferred Shares, NIS 0.01 nominal value, and 10 Deferred Shares, NIS 1 nominal value. The Deferred Shares are not entitled to any rights other than the right to receive their nominal value upon liquidation of the Company.

DESCRIPTION OF ORDINARY SHARES

        All issued and outstanding Ordinary Shares of the Company are validly issued, fully paid and non-assessable. The Ordinary Shares do not have pre-emptive rights. Neither the Memorandum of Association nor Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel, except with respect to subjects of counties which are at a state of war with Israel.

        DIVIDEND AND LIQUIDATION RIGHTS. Subject to the rights of the holders of shares with preferential or other special rights which may be authorized in the future, holders of Ordinary Shares are entitled to receive dividends out of assets legally available therefore, and in the event of the winding up of the Company to share ratably in all assets remaining after payment of liabilities, subject to applicable law.

        VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

        An annual general meeting is to be held once every calendar year at such time (within a period of not more than 15 months after the last preceding annual general meeting) and at such place, either within or out of the State of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than 50% of the voting rights of the issued share capital. A meeting adjourned for lack of quorum shall be adjourned to the same day in the next week at the same time and place, or to such time and place as the chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. If at such reconvened meeting a quorum is not present within one half hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy will constitute a quorum, regardless of the number of shares represented.

        An ordinary resolution (such as resolution for the election of directors and the appointment of auditors) shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as a resolution amending the Memorandum of Association or Articles of Association) shall be deemed adopted if approved by the holders of not less than 75% of the voting power represented in person or by proxy at the meeting and voting thereon.

        Israel's Companies Law requires that certain transactions, actions and arrangements be approved by the shareholders. Such transactions, actions and arrangements include: (i) arrangements with a director as to the term of office or compensation; (ii) certain extraordinary transactions as defined in the Companies Law); and (iii) any action or extraordinary transaction involving a director or officer in which a majority of the Board or the statutory audit committee has a personal interest. See "Item 10. Directors and Executive Officers of the Registrant - Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders."

        TRANSFER OF SHARES AND NOTICES. Fully paid Ordinary Shares are issued in registered form and may be transferred freely. Each shareholder of record is entitled to receive at least 21 days' prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date which shall be not more than 40 nor less than 4 days prior to the date of the meeting.

        ELECTION OF DIRECTORS. The Ordinary Shares do not have cumulative voting rights in the election of directors. Thus, the holders of Ordinary Shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders.

        TRANSFER AGENT AND REGISTRAR. American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Ordinary Shares.

        DESCRIPTION OF PREFERRED SHARES

        The Company has 5,000,000 Preferred Shares authorized. The Board of Directors has the authority to issue the Preferred Shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. The issuance of Preferred Shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. For example, the Board of Directors could issue Preferred Shares with voting and conversion rights may adversely affect the voting power of the holders of Ordinary shares, including the loss of voting control to others. The Company currently has no plans to issue any Preferred Shares.

        PROVISIONS AFFECTING A POTENTIAL CHANGE OF CONTROL

        The Company's Articles of Association provide that the Company may not engage in any business combination with an interested shareholder for a period of three years following the date that such shareholder became an interested shareholder, unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder's becoming an interested shareholder; or (b) upon consummation of the transaction that resulted in the shareholder's becoming an interested shareholder, the interested shareholder owned at least 75% of the voting shares of the Company outstanding at the time the transaction commenced. A business combination includes: (i) any merger or consolidation involving the Company and the interested shareholder: (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company, in a transaction involving the interested shareholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested shareholder, (iv) any transaction involving the Company that has an effect of increasing the proportionate share of the shares of any class or series of the Company of the Company beneficially owned by the interested shareholder, or (v) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company. In general, the Articles of Association define an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of the Company and any entity or person affiliated with, or more of the outstanding voting shares of the Company and any entity or person affiliated with, controlling or controlled by such entity or person.

        REGISTRATION RIGHTS

        The holders of approximately 5,500,000 Ordinary Shares (the "Registrable Securities") have certain "piggy-back" rights to register those shares under the Securities Act.

INDEMNIFICATION

        The Articles of Association of the Company allow the Company to procure insurance for or indemnify any director or officer to the fullest extent permitted by Israeli law. The Company has acquired directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.




    ISRAELI TAXATION, FOREIGN EXCHANGE REGULATION AND INVESTMENT PROGRAMS

The following is a summary of the material aspects of the current tax structure applicable to the Company and its shareholders, including U.S. and other non-Israeli shareholders. The following also contains a discussion of certain Israeli and United States tax consequences and certain Israeli government programs benefiting the Company. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

ISRAELI TAX CONSIDERATIONS

Proposed Tax Reform

        On May 4, 2000, a committee chaired by the then Director General of the Israeli Ministry of Finance, Avi Ben-Bassat, issued a report recommending a sweeping reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises such as the Company's. The proposed reform would also impose a capital gains tax on individuals on the sale of shares, unless the selling shareholder is entitled to benefits under a tax treaty. The Israeli cabinet has approved the recommendations in principle, but implementation of the reform requires legislation by Israel's Knesset. In the interim, a new Israeli government has been formed, and there are indications that the new government may eliminate significant aspects of the proposed reform. The Company cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.


General Corporate Tax Structure

        Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However in the Company's case, the rate is currently effectively reduced, as described below.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959

        The Company's facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the "Investment Law"), which provides certain tax and financial benefits to investment programs that have been granted such status.

        The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

        Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25%, rather than 36%, for the benefit period. This period is ordinarily seven years commencing with the year in which the approved enterprise first generates taxable income, and is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

        A Foreign Investors Company ("FIC") as described in the law of encouragement of capital investment may enjoy benefits for a period of up to 10 years, or 12 years if it complies with certain export criteria stipulated in the law. A FIC is a company of which more than 25% of its shareholders are foreign residents.

        A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

        The Company has been granted "Approved Enterprise" status by the Israeli government for four investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10%-25% for an additional six to eight years on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to gradually expire from 2004 to 2008. The dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax exemption period or within 12 years thereafter. Tax must be withheld at source, regardless of whether the dividend is converted into foreign currency. If classified as a FIC there is no limit on the period during which a dividend may be distributed from approved enterprise profits and will always enjoy the benefits of the law.

        Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates. The Company is not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which year's profits to declare dividends. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend.

        The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

        The Company has derived, and expects to continue to derive, a substantial portion of its income from its Approved Enterprise facilities. Subject to compliance with applicable requirements, income derived from its Approved Enterprise facility will be tax exempt for a period of two to four years and after will be subject to a reduced company tax of up to 25% depending on the extent of foreign shareholders holding the Company's ordinary shares for the following three to eight years.

Grants Under the Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs that meet certain criteria and are approved by a governmental committee of the Office of the Chief Scientist, or the OCS, are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in return for the payment of royalties from the sale of the product developed in accordance with the program and subject to other conditions. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Chief Scientist ranging from 3% to 5%, on revenues from products developed using such grants until 100- 150% of the dollar-linked grant is repaid.

        The technology developed pursuant to the terms of these grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law. Such approval is not required for the export of any products resulting from such research or development. Approval of the transfer of technology may be granted in certain circumstances only if the recipient abides by all the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. There can be no assurance that such consent, if requested, will be granted.


Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects, if the expenditures are approved by the relevant Israeli government Ministry, determined by the field of research, the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to the Company through government grants are not deductible, according to Israeli law.


Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

        According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Company currently qualifies as an "Industrial Company" within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to certain preferred corporate tax benefits such as:

-       Deduction of public offering expenses

- Deduction of purchases of know-how and patents utilized in the development or advancement of their enterprise, over an eight-year period for tax purposes;

-       Accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the "Inflationary Adjustments Law," represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The material aspects to the Company can be described as follows:

        There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed, inflation resistant, assets and non-fixed (soft) assets. Where a company's equity, as defined in law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

        Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

        Gains on certain traded securities, which are normally exempt from tax, are taxable in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. One of the net effects of the Inflationary Adjustments Law is that our taxable income for Israeli corporate tax purposes will be different from our dollar income reflected in our financial statements, which are based on changes in the shekel exchange rate with respect to the dollar.

Capital Gains Tax on Sales of Ordinary Shares

        Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's reduced purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993, is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

        Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, the sale, exchange or disposition of Ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Ordinary Shares

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, stock dividends, income tax at the rate of 25%, 12.5% for dividends not generated by an approved enterprise if the non-resident is a United States corporation and holds 10% or more of the Company's voting power throughout a certain period, and 15% for dividends generated by an approved enterprise, is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Foreign Exchange Regulations

Dividends, if any, paid to the holders of the ordinary shares offered hereby, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.


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

Dividends Paid on the Ordinary Shares

        A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid on the Ordinary shares (including the amount of any Israeli taxes withheld there from) to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Shareholder's tax basis in the Ordinary shares and, to the extent in excess of such tax basis, will be treated as gain from a sale or exchange of such Ordinary shares. Such dividends, which will be treated as foreign source income for U.S. foreign tax credit purposes, generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution.

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

Disposition of the Ordinary Shares

        The sale or exchange of Ordinary shares generally will result in the recognition of gain or loss in an amount equal to the difference between the amounts realized by the U.S. Shareholder and the U.S. Shareholder's tax basis in the Ordinary shares sold or exchanged. Such gain or loss will be a capital gain or loss and will be long-term if the U.S. Shareholder's holding period for the Ordinary shares exceeds one year.

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

        U.S. Shareholders may avoid taxation under the rules described above by making a "qualified electing fund" election to include such holder's share of the Company's income on a current basis or a "deemed sale" election if the

Company no longer is classified as a PFIC. However, a U.S. Shareholder may make a qualified electing fund election only if the Company agrees to furnish the U.S. Shareholder annually with certain tax information.

        The Company does not presently prepare or provide such information, and such information may not be available to U.S. Shareholders if the Company is subsequently determined to be a PFIC.

        U.S. Shareholders holding "marketable shares" (which the Company considers the Ordinary shares to be) in a PFIC may make an election to mark that stock to market annually, rather than be subject to the above-described rules. Under such election the U.S. Shareholder will include in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock. The shareholder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains with respect to the stock included in income by the shareholder for prior taxable years. Amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on PFIC stock, as well as to any loss realized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock.

        A U.S. Shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.


ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          There are no additional forms of market risk that apply to the Company beyond currency and interest rate fluctuations



ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.


                                   PART II



ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.



ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          There are no material modifications to the rights of security holders that are required to be disclosed. As of December 31, 2000, the net proceeds from our initial public offering were primarily used for purchasing fixed assets, Research and development and hiring employees. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of equity securities, or any of our affiliates.



ITEM 15.  RESERVED.



ITEM 16.  RESERVED.

                                   PART III



ITEM 17.  FINANCIAL STATEMENTS

The Company has responded to Item 18.



ITEM 18.  FINANCIAL STATEMENTS

See pages F-1 to F-25 incorporated herein by reference.



ITEM 19.   EXHIBITS

        Exhibits:

          2.1**         1996 Israel Stock Option Plan

          2.2*          1996 United States Stock Option Plan

          2.3*          Employee Stock Purchase Plan

          2.4**         Form of Indemnification Agreement for officers and directors of Registrant

          2.5           Articles of Association


-------------------
* Incorporated by reference to identically numbered exhibits filed with Registrant Form F-1 Registration Statement originally filed with the Securities and Exchange Commission on February 7, 1997 as amended May 1, 1997, May 5, 1997 and May 6, 1997.

** Incorporated by reference to exhibits filed with Registrant's Form F-1 Registration Statement originally filed with the Securities and Exchange Commission on May 31, 1996.

                                  SIGNATURES





        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.







                        CHECK POINT SOFTWARE TECHNOLOGIES LTD.



                        By: /s/ Gil Shwed
                           --------------------------------
                           Gil Shwed
                           Chief Executive Officer and Chairman of the Board



                        By: /s/ Eyal Desheh
                           --------------------------------
                           Eyal Desheh
                           Chief Financial Officer




Date:  June 25, 2001

         CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES


                      CONSOLIDATED FINANCIAL STATEMENTS


                           AS OF DECEMBER 31, 2000


                               IN U.S. DOLLARS




                                    INDEX


                                                                       PAGE
                                                                    -----------
REPORT OF INDEPENDENT AUDITORS                                         F-1

CONSOLIDATED BALANCE SHEETS                                            F-2

CONSOLIDATED STATEMENTS OF INCOME                                      F-3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS                               F-5 - F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          F-7 - F-24

                          [ERNST & YOUNG LETTERHEAD]







                        REPORT OF INDEPENDENT AUDITORS

                            TO THE SHAREHOLDERS OF

                    CHECK POINT SOFTWARE TECHNOLOGIES LTD.


        We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 1999 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Check Point Software Technologies Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 1999 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Tel-Aviv, Israel                               KOST FORER & GABBAY
January 17, 2001                     A Member of Ernst & Young International

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                --------------------------------------------
                                                                                       1999                     2000
                                                                                --------------------     -------------------
     ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                           $     25,835               $  157,203
Short-term deposits                                                                      176,252                  209,974
Marketable securities                                                                     40,403                   71,213
Trade receivables, net                                                                    47,639                   84,381
Other receivables and prepaid expenses                                                     9,287                   17,637
                                                                                --------------------     -------------------

TOTAL CURRENT ASSETS                                                                     299,416                  540,408
                                                                                --------------------     -------------------

LONG-TERM INVESTMENTS                                                                     82,884                  219,309
                                                                                --------------------     -------------------

LONG-TERM PREPAID EXPENSES                                                                 1,145                      765
                                                                                --------------------     -------------------

PROPERTY AND EQUIPMENT, NET                                                                9,694                   11,638
                                                                                --------------------     -------------------

DEFERRED INCOME TAXES                                                                      1,207                    5,519
                                                                                --------------------     -------------------

                                                                                    $    394,346               $  777,639
                                                                                ====================     ===================
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                                      $      4,972               $    3,644
Employees and payroll accruals                                                            15,632                   33,243
Deferred revenues                                                                         55,999                  121,202
Accrued expenses and other liabilities                                                    24,609                   69,101
                                                                                --------------------     -------------------

TOTAL CURRENT LIABILITIES                                                                101,212                  227,190
                                                                                --------------------     -------------------

ACCRUED SEVERANCE PAY, NET                                                                   626                    1,166
                                                                                --------------------     -------------------

SHAREHOLDERS' EQUITY:
Share capital -
   Authorized: 500,000,000 Ordinary shares of NIS 0.01 par value;
     10 Deferred shares of NIS 1 par value; 5,000,000 Preferred shares of
     NIS 0.01 par value as of December 31, 1999 and 2000
   Issued and outstanding: 227,913,078 Ordinary shares, 1 Deferred share and no Preferred shares as of December 31, 1999;
     235,464,986 Ordinary shares, 1 Deferred share and no Preferred
     shares as of December 31, 2000                                                          234                      723
Additional paid-in capital                                                                67,230                  102,303
Retained earnings                                                                        225,044                  446,257
                                                                                --------------------     -------------------

TOTAL SHAREHOLDERS' EQUITY                                                               292,508                  549,283
                                                                                --------------------     -------------------

                                                                                    $    394,346               $  777,639
                                                                                ====================     ===================


The accompanying notes are an integral part of the consolidated financial statements.

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                                                             YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------------
                                                              1998                    1999                     2000
                                                       -------------------     --------------------     -------------------
Revenues:
   Products sales                                           $  124,290              $  172,270               $  326,998
   Services                                                     17,651                  47,297                   98,285
                                                       -------------------     --------------------     -------------------

                                                               141,941                 219,567                  425,283
                                                       -------------------     --------------------     -------------------
Cost of revenues:
   Product sales                                                 4,883                   7,613                   10,881
   Services                                                      8,740                  14,810                   24,384
                                                       -------------------     --------------------     -------------------

                                                                13,623                  22,423                   35,265
                                                       -------------------     --------------------     -------------------

Gross profit                                                   128,318                 197,144                  390,018
                                                       -------------------     --------------------     -------------------

Operating expenses:
   Research and development, net                                10,629                  18,923                   30,309
   Sales and marketing                                          39,966                  68,229                  110,003
   General and administrative                                   10,886                  13,069                   20,409
                                                       -------------------     --------------------     -------------------

Total operating expenses                                        61,481                 100,221                  160,721
                                                       -------------------     --------------------     -------------------

Operating income                                                66,837                  96,923                  229,297
Financial income, net                                            4,406                  12,770                   29,147
Capital gain                                                     2,581                     192                        -
                                                       -------------------     --------------------     -------------------

Income before taxes on income                                   73,824                 109,885                  258,444
Taxes on income                                                  3,947                  14,104                   37,231
                                                       -------------------     --------------------     -------------------

Net income                                                  $   69,877              $   95,781               $  221,213
                                                       ===================     ====================     ===================

Basic net earnings per share                                $     0.33              $     0.43               $     0.95
                                                       ===================     ====================     ===================

Diluted net earnings per share                              $     0.30              $     0.39               $     0.84
                                                       ===================     ====================     ===================



The accompanying notes are an integral part of the consolidated financial statements.

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                                                     ACCUMULATED
                                                                                                ADDITIONAL              OTHER
                                                                                 SHARE            PAID-IN           COMPREHENSIVE
                                                                                CAPITAL           CAPITAL           INCOME (LOSS)
                                                                              -------------   ----------------  --------------------
Balance as of January 1, 1998                                                    $  110           $  40,529            $    -
   Tax benefit related to exercise of stock options                                   -                 801                 -
   Issuance of shares upon exercise of options, net (8,823,654 shares)                4               5,446                 -
   Comprehensive income -
    Unrealized holding losses on available-for-sale marketable
    securities                                                                        -                   -              (446)
    Net income                                                                        -                   -                 -
                                                                              -------------   ----------------  --------------------
   Total comprehensive income


Balance as of December 31, 1998                                                     114              46,776              (446)
   Tax benefit related to exercise of stock options                                   -               4,909                 -
   Stock split effected as a stock dividend (100%)                                  116                (116)                -
   Issuance of shares upon exercise of options, net
     (10,243,356 shares)                                                              4              15,661                 -
   Comprehensive income -
    Unrealized holding gains on available-for-sale marketable
    securities                                                                        -                   -               446
    Net income                                                                        -                   -                 -
                                                                              -------------   ----------------  --------------------
   Total comprehensive income


Balance as of December 31, 1999                                                     234              67,230                 -
   Tax benefit related to exercise of stock options                                   -               9,730                 -
   Stock split effected as a stock dividend (100%)                                  236                (236)                -
   Issuance of shares upon exercise of options, net (7,551,908 shares)               12              25,820                 -
   Stock split effected as a stock dividend (50%)                                   241                (241)                -
   Comprehensive income -
   Net income                                                                         -                   -                 -
                                                                              -------------   ----------------  --------------------
   Total comprehensive income


Balance as of December 31, 2000                                                  $  723           $ 102,303            $    -
                                                                              =============   ================  ====================


                                                                                                      TOTAL              TOTAL
                                                                                 RETAINED         COMPREHENSIVE       SHAREHOLDERS'
                                                                                 EARNINGS             INCOME             EQUITY
                                                                              ---------------   ------------------    --------------
Balance as of January 1, 1998                                                    $  59,386                              $  100,025
   Tax benefit related to exercise of stock options                                      -                                     801
   Issuance of shares upon exercise of options, net (8,823,654 shares)                   -                                   5,450
   Comprehensive income -
    Unrealized holding losses on available-for-sale marketable
    securities                                                                           -        $      (446)                (446)
    Net income                                                                      69,877             69,877               69,877
                                                                              ---------------   ------------------    --------------
   Total comprehensive income                                                                     $    69,341
                                                                                                ==================

Balance as of December 31, 1998                                                    129,263                                 175,707
   Tax benefit related to exercise of stock options                                                                          4,909
   Stock split effected as a stock dividend (100%)                                       -                                       -
   Issuance of shares upon exercise of options, net
     (10,243,356 shares)                                                                 -                                  15,665
   Comprehensive income -
    Unrealized holding gains on available-for-sale marketable
    securities                                                                           -        $       446                  446
    Net income                                                                      95,781             95,781               95,781
                                                                              ---------------   ------------------    --------------
   Total comprehensive income                                                                     $    96,227
                                                                                                ==================

Balance as of December 31, 1999                                                    225,044                                 292,508
   Tax benefit related to exercise of stock options                                      -                                   9,730
   Stock split effected as a stock dividend (100%)                                       -                                       -
   Issuance of shares upon exercise of options, net (7,551,908 shares)                   -                                  25,832
   Stock split effected as a stock dividend (50%)                                        -                                       -
   Comprehensive income -
   Net income                                                                      221,213        $    221,213             221,213
                                                                              ---------------   ------------------    --------------
   Total comprehensive income                                                                     $    221,213
                                                                                                ==================

Balance as of December 31, 2000                                                  $ 446,257                              $  549,283
                                                                              ===============                         ==============


The accompanying notes are an integral part of the consolidated financial statements.

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                     YEAR ENDED DECEMBER 31,
                                                               --------------------------------------------------------------------
                                                                      1998                     1999                    2000
                                                               -------------------      -------------------     -------------------
Cash flows from operating activities:
-------------------------------------
Net income                                                           $  69,877                $  95,781               $ 221,213
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Capital gain                                                         (2,581)                    (192)                      -
   Depreciation and amortization                                         4,528                    3,603                   7,107
   Deferred income taxes, net                                              (74)                  (1,103)                 (4,312)
   Increase in trade receivables, net                                  (11,602)                 (20,893)                (36,742)
   Increase in other receivables and prepaid expenses                   (2,271)                  (3,507)                 (7,970)
   Increase (decrease) in trade payables                                  (570)                   1,917                  (1,328)

   Increase (decrease) in employees and payroll accruals                (1,031)                   8,068                  17,611
   Increase in accrued expenses and other liabilities                    6,323                   11,555                  44,492
   Increase in deferred revenues                                         6,726                   44,201                  65,203
   Increase in tax benefit related to exercise of stock
     options                                                               801                    4,909                   9,730
   Increase in accrued severance pay, net                                  129                      273                     540
   Other                                                                    39                     (264)                    117
                                                               -------------------      -------------------     -------------------

Net cash provided by operating activities                               70,294                  144,348                 315,661
                                                               -------------------      -------------------     -------------------

Cash flows from investing activities:
-------------------------------------
Proceeds from short-term deposits                                       46,439                   50,308                 160,035
Investment in short-term deposits                                      (35,563)                (108,743)               (144,414)

Proceeds from sale of investment in Memco Software Ltd.                  1,040                    1,694                       -

Proceeds from held-to-maturity marketable securities                    26,777                   20,854                  40,523
Investment in held-to-maturity marketable securities                   (28,351)                 (45,030)               (249,073)
Investment in long-term deposits                                       (71,450)                 (60,328)                 (7,000)
Investment in privately held companies                                    (225)                    (377)                 (1,145)
Purchase of property and equipment                                      (6,103)                  (6,083)                 (9,051)
                                                               -------------------      -------------------     -------------------

Net cash used in investing activities                                  (67,436)                (147,705)               (210,125)
                                                               -------------------      -------------------     -------------------

Cash flows from financing activities:
------------------------------------
Proceeds from issuance of shares upon
   exercise of options, net                                              5,450                   15,665                  25,832
Short-term bank credit, net                                               (215)                       -                       -
                                                               -------------------      -------------------     -------------------

Net cash provided by financing activities                                5,235                   15,665                  25,832
                                                               -------------------      -------------------     -------------------

Increase in cash and cash equivalents                                    8,093                   12,308                 131,368
Cash and cash equivalents at the beginning of the year                   5,434                   13,527                  25,835
                                                               -------------------      -------------------     -------------------

Cash and cash equivalents at the end of the year                     $  13,527                $  25,835               $ 157,203
                                                               ===================      ===================     ===================


The accompanying notes are an integral part of the consolidated financial statements.

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                      YEAR ENDED DECEMBER 31,
                                                                  ----------------------------------------------------------------
                                                                         1998                  1999                   2000
                                                                  -------------------   --------------------   -------------------
Supplemental disclosure of cash flow activities:
------------------------------------------------

Cash paid during the year for income taxes                            $     320               $ 7,327               $ 14,472
                                                                  ===================   ====================   ===================

Non-cash investing and financing activities:
--------------------------------------------


Proceeds in shares from realization of investment in Memco            $   1,541               $     -               $      -
                                                                  ===================   ====================   ===================


The accompanying notes are an integral part of the consolidated financial statements.

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- GENERAL

Check Point Software Technologies Ltd. ("Check Point Ltd."), an Israeli corporation, and its subsidiaries (collectively, "the Company" or "Check Point"), are engaged in securing the Internet. The Company's Secure Virtual Network (SVN) software architecture provides the infrastructure that enables secure and reliable inter communications. SVN secures business-to-business
(B2B) communications between networks, systems, applications and users across the Internet, intranets and extranets. Check Point's Open Platform for Security (OPSEC) provides the framework for integration and interoperability solutions.

The Company's revenues are derived from the sales of network security policy based solutions (Firewall-1 and VPN families), traffic control (Flood Gate-1 and Connect Control), IP address management (Meta IP) and related software subscription, support and training program agreements. The Company sells its software products worldwide through distributors, resellers, system integrators, Original Equipment Manufacturers ("OEMs"), and managed security service providers

No customer exceeded 10% of the Company's revenues in 1998 and in 2000. During 1999, approximately 12% of the revenues were derived from a single customer.


On April 13, 1998, the Company merged with MetaInfo, a Washington corporation, by issuing 683,200 Ordinary Shares, in exchange for all of the outstanding shares of MetaInfo. The merger was accounted for as a pooling of interests. The consolidated financial statements prior to the pooling have been restated to include the operating results of MetaInfo.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (US GAAP)

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

        b.      Financial statements in United States dollars:

                Most of the Company's revenues are denominated in United States dollars ("dollars"). In addition, a substantial portion of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation" All transaction gains and losses of the re-measurement of

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

        c.      Principles of consolidation:

                The consolidated financial statements include the accounts of the Company and its subsidiaries all of which are wholly-owned. Intercompany transactions and balances have been eliminated upon consolidation.

        d.      Cash equivalents:

                Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

        e.      Short and long-term deposits:

                Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Bank deposits with maturities of more than one year are included in long-term investments. Deposits are presented at cost while related accrued interest is included in other receivables.

        f.      Investments in marketable securities:

                The Company accounts for investments in debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

                Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortizations, interest and declines in value adjusted to be other than temporary are included in interest income, net. Debt securities for which the Company does not have the intent or the ability to hold to maturity are classified as available-for-sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity, accumulated other comprehensive income. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of income.

        g.      Investments in privately held companies:

                Investments in non-marketable, privately held companies are recorded at the lower of cost or estimated fair value since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        h.      Property and equipment:

                Property and equipment are stated at cost less accumulated depreciation and depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to ten years. Leasehold improvements are amortized by the straight-line method over the term of the lease.

                The Company periodically assesses the recoverability of the carrying amount of property and equipment, providing for any possible impairment losses, based on the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". As of December 2000, no impairment losses have been identified.

        i.      Research and development costs:

                Research and development costs, net of grants received, are charged to the statement of income as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

        j.      Government grants:

                Non-royalty-bearing grants from the Government of Israel, for funding certain approved research and development activities, are recognized as they are earned and included as a deduction of research and development costs. Such grants amounted to $ 450, $60 and $392 in 1998, 1999 and 2000, respectively.

        k.      Revenue recognition:

                The Company derives its revenues from license fees for its products, software subscription, specified upgrades, support and training programs. The Company sells its products primarily through distributors, resellers, OEM's, system integrators, and managed security service providers, all of which are considered end-users.

                The Company accounts for software sales in accordance with Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenues earned on software arrangements involving multiple elements to be allocated

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                to each element based on the relative fair value of the element. The Company has adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions", for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for the delivered elements.

                Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company maintains certain provisions for product returns and rebates in accordance with SFAS No. 48 "Revenue Recognition when Right of Return Exists" and based on its experience. Such provisions amounted to, $ 7,133 and $ 10,050 as of December 31, 1999 and 2000, respectively. The Company from time to time considers arrangements regarding certain customers with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is deferred and recognized when payments become due from the customer providing that all other revenue recognition criteria have been met.

                Software subscription, support, consulting service, and training program revenue included in multiple-element arrangements is deferred and recognized on a straight-line basis over the term of the software subscription and support agreement. The VSOE of fair value of the undelivered elements (software subscription, specified upgrades, support, consulting services and training) is generally determined based on the price charged for the undelivered element when sold separately. Deferred revenues also include amounts received from customers for which services have not been provided.

        l.      Severance pay:

                The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the net increase in its funded or unfunded severance liability. Employees are entitled to one month salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. This liability is presented as accrued severance pay, net.

                The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.



                The amount of deposited funds as of December 31, 1999 and 2000 was $ 1,094 and $ 1,937 respectively.

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                Severance expenses for the years ended December 31, 1998, 1999 and 2000, were approximately $ 707, $ 1,152 and $ 1,549, respectively.

        m.      Warranty costs:

                The Company provides a product warranty for up to 90 days at no extra charge. A provision is recorded for probable costs in connection with warranties based on the Company's experience.

        n.      Income taxes:

                The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". This Statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        o.      Advertising expenses:

                Advertising costs are expensed as incurred. Advertising expenses for the years ended 1998, 1999 and 2000 were $ 6,834, $ 9,570 and $ 14,431, respectively.

        p.      Concentrations of credit risk:

                Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade receivables and long-term deposits. The majority of the Company's cash and cash equivalents, short-term deposits and the long-term deposits are invested in dollar and dollar linked investments and are deposited in major banks worldwide. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                The Company's trade receivables are geographically diversified and derived from sales to customers mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers and, to date, has not experienced any material losses. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection amounting to $ 1,425 and $ 2,972 as of December 31, 1999 and 2000, respectively.


                The Company's marketable securities include investments in debentures of the Israeli Government and of U.S. corporations which are considered by management to be

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                financially sound. The Company's investments in debts are diversified among high-credit quality securities, in accordance with the Company's investment policy.

                The Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on assets denominated in Japanese Yen. These contracts are highly inversely correlated to the hedge items and are designated as, and considered effective as, hedges of the underlying assets.

                Gains and losses on the contracts are included in net financial income, and offset foreign exchange gains and losses from the revaluation of intercompany balances or other current assets and liabilities denominated in currencies other than the functional currency of the reporting entity.

                Company's management is of the opinion that, due to the fact that the above transactions are carried out with well established institutions, liabilities owing to the Company will be fulfilled as of December 31, 2000. Total outstanding transactions to sell/purchase U.S. dollars in exchange for the Japanese yen, were in the amount of $ 6,669. The above transactions were for a period of 1.5 months. Gain and losses, which are included in the financial statements for the year ended December 31, 2000, were insignificant.

                As of December 31, 2000, the exchange rate of the U.S. dollar in relation to the Yen was $ 1 = Yen 114.9.

        q.      Basic and diluted earnings per share:

                Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share".

                The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net income, since they would have an anti-dilutive effect, were 502,380, 1,503,050 and 694,128 for 1998, 1999 and 2000, respectively.

        r.      Accounting for stock-based compensation:

                The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44") in accounting for its employee stock option plans. Under APB 25, when the exercise price of the Company's share options is less than the market price of the underlying shares

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"), are provided in Note 9d.

        s.      Fair value of financial instruments:

                The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                1. The carrying amount of cash and cash equivalents, short-term deposits, trade receivable and trade payable approximate their fair values due to the short-term maturities of these instruments.

                2. The fair value of marketable securities is based on quoted market prices, and do not differ materially from the carrying amount.

                3. The carrying amount of the Company's long-term deposits are estimated by discounting the future cash flows using the current interest rates for deposits of similar terms and maturities. The carrying amount of the long-term deposits approximates their fair value.

                4. The fair value of foreign currency transactions (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

        t.      Impact of recently issued accounting standards:

                In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which is required to be adopted in years beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.


NOTE 3:- MARKETABLE SECURITIES

                                                                    GROSS UNREALIZED
                                    AMORTIZED COST                   GAINS (LOSSES)                  ESTIMATED FAIR VALUE
                            -------------------------------  --------------------------------   --------------------------------
                                     DECEMBER 31,                     DECEMBER 31,                       DECEMBER 31,
                            -------------------------------  --------------------------------   --------------------------------
                                1999             2000             1999             2000              1999             2000
                            -------------   ---------------  ---------------  ---------------   ---------------  ---------------
U.S. corporate debts            $ 25,851        $ 55,519         $   (127)          $  108          $ 25,724         $ 55,627
                            =============   ===============  ===============  ===============   ===============  ===============

Israeli Government
  debts                         $ 14,552        $ 15,694         $    (83)          $  255          $ 14,469         $ 15,949
                            =============   ===============  ===============  ===============   ===============  ===============

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 4:- LONG -TERM INVESTMENTS

                As of December 31, 1999 and 2000 all of the Company's securities are classified as held-to-maturity. Prior to December 31, 1999 certain of the Company's marketable securities sold in 1999 were classified as available-for-sale.

                Long-term investments composed of Israeli Government debts, U.S. corporate debts, long-term deposits and investments in privately held companies are as follows:

                                                                                                  DECEMBER 31,
                                                                                   -------------------------------------------
                                                                                          1999                    2000
                                                                                   -------------------     -------------------
U.S. corporate debts (a)                                                                 $  18,281              $  180,110
Israeli Government debts and deposits (a)                                                    3,148                  18,942
Deposits                                                                                    60,853                  18,510
Investments in privately held companies                                                        602                   1,747
                                                                                   -------------------     -------------------
                                                                                         $  82,884              $  219,309
                                                                                   ===================     ===================

                (a)     Composed as follows:

                                                            GROSS UNREALIZED (GAIN)
                                  AMORTIZED COST                     LOSSES                  ESTIMATED FAIR VALUE
                           -----------------------------  -----------------------------  -----------------------------
                                   DECEMBER 31,                   DECEMBER 31,                   DECEMBER 31,
                           -----------------------------  -----------------------------  -----------------------------
                               1999            2000           1999            2000           1999            2000
                           --------------  -------------  --------------  -------------  --------------  -------------
U.S. corporate debts           $ 18,281       $ 180,110       $   (132)       $ (2,650)      $ 18,149       $ 177,460
Israeli Government
  debts                           3,148          18,942              6             638          3,154          19,580
                           --------------  -------------  --------------  -------------  --------------  -------------
                               $ 21,429       $ 199,052       $   (126))      $ (2,012)      $ 21,303       $ 197,040
                           ==============  =============  ==============  =============  ==============  =============


                        The amortized cost and the market value of, held-to-maturity securities, which are due after one through five years as of December 31, 2000, are $199,052 and $197,040 respectively.

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 5:- PROPERTY AND EQUIPMENT

                                                                                                 DECEMBER 31,
                                                                                  --------------------------------------------
                                                                                         1999                    2000
                                                                                  --------------------    --------------------
Cost:
    Computers and peripheral equipment                                                  $  13,154               $  19,624
    Office furniture and equipment                                                          2,830                   3,855
    Other                                                                                   1,034                   2,590
                                                                                  --------------------    --------------------

                                                                                           17,018                  26,069
Accumulated depreciation                                                                    7,324                  14,431
                                                                                  --------------------    --------------------

Depreciated cost                                                                        $   9,694               $  11,638
                                                                                  ====================    ====================

Depreciation expenses amounted to approximately $ 2,189, $ 3,570 and $ 7,107 for 1998, 1999 and 2000, respectively.


NOTE 6:- ACCRUED EXPENSES AND OTHER LIABILITIES

                                                                                                 DECEMBER 31,
                                                                                  --------------------------------------------
                                                                                         1999                    2000
                                                                                  --------------------    --------------------
Income taxes payable                                                                    $   8,655             $    25,109
Marketing expenses payable                                                                  4,844                  18,862
Other                                                                                      11,110                  25,130
                                                                                  --------------------    --------------------

                                                                                        $  24,609               $  69,101
                                                                                  ====================    ====================

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

        a.      Lease commitments:

                The facilities of the Company and its subsidiaries are rented under operating leases for periods ending in 2005.

                Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

                2001                                         $    5,324
                2002                                              4,512
                2003                                                906
                2004                                                174
                2005                                                157
                                                       ----------------------

                                                             $   11,073
                                                       ======================

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                Rent expenses for the years ended December 31, 1998, 1999 and 2000, were approximately $ 2,771, $ 4,275 and $ 6,125, respectively.

        b.      Litigation:

                On July 5, 1996, Checkpoint Systems, Inc. ("CSI") a manufacturer of theft prevention devices for retail stores, filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI seeks to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The trial court dismissed CSI's claim for damages on summary judgment. The trial was conducted in November 1999. The District Court issued its opinion in Check Point's favor on July 12, 2000. CSI has filed its appellant's brief alleging that the District Court misapplied the governing law.

                According to the estimation of the Company's management an adequate provision was recorded in the balance sheets as of December 31, 1999 and 2000, in order to reflect the potential loss in respect of the litigation.

NOTE 8:- TAXES ON INCOME

        a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

                Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index ("Israeli CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, Check Point Ltd. has not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

        b. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

                Check Point Ltd. production facilities have been granted the status of "Approved Enterprise", under the Law, for four separate capital investment plans:

                1. Income derived from the first program was tax-exempt for the four-year period ended December 31, 1998 and is eligible for a reduced tax rate of 20% for the six-year period ending December 31, 2004

                2. Income derived from the second program was tax-exempt for a two-year period ended December 31, 1999, and is eligible for a reduced tax rate of 20% for the eight-year period ending December 31, 2007

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                3. Income derived from the third program is tax-exempt for a two year period ending December 31, 2000, and will be eligible for a reduced tax rate of 20% for the eight-year period ending December 31, 2008

                4. Check Point Ltd.'s fourth program was approved in 2000. Capital investments under the plan have already commenced. Upon completion, income derived from the fourth program will entitle Check Point Ltd. to benefits similar to those of the previous programs.

                The period of tax benefits, as detailed above, is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

                Tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting Check Point Ltd. to taxes only upon the complete liquidation of the Company. Check Point Ltd.'s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to Check Point Ltd.'s "Approved Enterprise".

                If the retained tax-exempt income (approximately $320,000 as of December 31, 2000) is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate (currently - 20%) applicable to such profits as if Check Point Ltd. had not chosen the alternative tax benefits and an income tax liability would be incurred of approximately $ 80,000 as of December 31, 2000.

                Should Check Point Ltd. fail to meet such requirements in the future, it could be subject to the regular Israeli corporate tax rate of 36%, and could be required to refund tax benefits already received.

                Income from sources other than the "Approved Enterprise" are subject to tax at regular Israeli corporate tax rate of 36%.

        c. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

                Check Point Ltd. is an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated rates of depreciation and the deduction of public offering expenses.

        d. Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 1999 and 2000, the Company's deferred taxes calculated on reserves and allowances are comprised as follows:

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                         DECEMBER 31,
                                                                          --------------------------------------------
                                                                                 1999                    2000
                                                                          --------------------    --------------------
U.S. carry forward tax deductions                                               $ 61,629               $ 151,273
Accrued vacation, severance pay and fixed assets                                   1,207                   5,519
                                                                          --------------------    --------------------

Net deferred tax assets before valuation allowance                                62,836                 156,792
Valuation allowance                                                              (61,629)               (151,273)
                                                                          --------------------    --------------------

Net deferred tax assets                                                         $  1,207               $   5,519
                                                                          ====================    ====================

Domestic                                                                        $    199               $     356
Foreign                                                                            1,008                   5,163
                                                                          --------------------    --------------------

                                                                                $  1,207               $   5,519
                                                                          ====================    ====================

                The subsidiary in the U.S. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

                Through December 31, 2000, Check Point Inc. had a U.S. federal loss carry forward of approximately $ 400 million that can be carried forward and offset against taxable income for 15 to 20 years.

        e.      Income before taxes on income is comprised as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                         1998                    1999                    2000
                                                 ---------------------    --------------------    --------------------
Domestic                                              $  74,927                $ 110,635               $ 243,843
Foreign                                                  (1,103)                    (750)                 14,601
                                                 ---------------------    --------------------    --------------------

                                                      $  73,824                $ 109,885               $ 258,444
                                                 =====================    ====================    ====================

        f.      Provisions for income tax expense are comprised as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                         1998                    1999                    2000
                                                 ---------------------    --------------------    --------------------
Current                                               $   4,021                $  15,207               $  41,543
Deferred                                                    (74)                  (1,103)                 (4,312)
                                                 ---------------------    --------------------    --------------------

                                                      $   3,947                $  14,104               $  37,231
                                                 =====================    ====================    ====================

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


Domestic                                              $   2,725                $  10,796               $  31,224
Foreign                                                   1,222                    3,308                   6,007
                                                 ---------------------    --------------------    --------------------

                                                      $   3,947                $  14,104               $  37,231
                                                 =====================    ====================    ====================

        g.      Reconciliation of the theoretical tax expenses:

                A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual income tax as reported in the statements of income, is as follows:

                                                                       YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                         1998                    1999                    2000
                                                 ---------------------    --------------------    --------------------
Income before taxes as reported
  in the statements of income                        $   73,824               $  109,885               $ 258,444
                                                 =====================    ====================    ====================

Statutory tax rate in Israel                                 36%                      36%                     36%
                                                 =====================    ====================    ====================

Theoretical tax expenses                             $   26,577               $   39,559               $  93,040
Increase (decrease) in taxes resulting
  from:

  "Approved Enterprise" benefit (*)                     (23,272)                 (29,326)                (67,002)
  Items for which deferred taxes were
    not provided                                            759                      829                  10,433
  Tax adjustment in respect of inflation
    in Israel                                            (1,154)                    (547)                     (9)
  Non-deductible expenses                                    17                       11                      18
  Differences between tax rate in Israel
    and in the rest of the world                          1,020                    3,578                     751
                                                 ---------------------    --------------------    --------------------

Income taxes as reported in the
  statements of income                               $    3,947               $   14,104               $  37,231
                                                 =====================    ====================    ====================

(*)     Basic net earnings per share
          amounts of the benefit resulting
          from the exemption                         $     0.11               $     0.13               $    0.29
                                                 =====================    ====================    ====================

(*)     Diluted net earnings per share
          amounts of the benefit resulting
          from the exemption                         $     0.10               $     0.12               $    0.26
                                                 =====================    ====================    ====================


NOTE 9:- SHARE CAPITAL

The Ordinary shares of the Company are traded on NASDAQ National Market. The Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends, if declared.

        a.      General:

                On December 20, 1999, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective January 31, 2000. On June 29,

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                2000 the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective July 25, 2000. On January 18, 2001, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend effective February 12, 2001

                Shareholders who otherwise would be entitled to receive fractional shares as they hold a number of old Ordinary shares that are not evenly divisible by the split number will be entitled to a cash payment in lieu thereof.

                All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits effected as a stock dividend.

        b.      Deferred share:

                The Deferred share is not entitled to any rights other than the right to receive its nominal value upon liquidation of the Company.

        c.      Employee Stock Purchase Plan ("ESPP"):

                The Company reserved a total of 6,000,000 shares for issuance under the ESPP. Eligible employees use up to 15% of their salaries to purchase Ordinary shares. The purchase plan will be implemented by effecting an offering every six months. The price of an Ordinary share purchased under the purchase plan is equal to 85% of the lower of the fair market value of the Ordinary share on the commencement date of each offering period, or on the semi-annual purchase date.

        d.      Stock options:

                Under the Company's Stock Option Plan ("the Plan"), options are granted to employees at an exercise price equal to the fair market value at the date of grant and are granted for periods not to exceed 7 years. Options granted under the Plan, generally vest over a period of four to five years.

                The Company's 1996 Incentive Employee Stock Option Plan authorized the grant of options to employees for up to 56,760,000 Ordinary shares under the Israeli Plan and 78,240,000 Ordinary shares under the U.S. Plan.


                As of December 31, 2000, an aggregate of 66,421,500 Ordinary shares of the Company are available for future grant.



                A summary of the Company's stock option activity, and related information for the years ended December 31, is as follows:

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                         OPTIONS (IN THOUSANDS)                    WEIGHTED AVERAGE EXERCISE PRICE
                               -------------------------------------------  ----------------------------------------------
                                   1998           1999           2000            1998            1999           2000
                               -------------  -------------  -------------   --------------  -------------  --------------
Outstanding at beginning
   of year                          30,576         35,723        38,748          $ 1.69           $  2.3        $  5.91
Granted                             21,840         19,230         3,305            3.19             9.38          57.73
Exercised                           (8,823)       (10,243)       (7,552)           0.54             1.43           3.25
Forfeited or cancelled              (7,870)        (5,962)       (1,073)           4.37             3.17           7.91
                               -------------  -------------  -------------   --------------  -------------  --------------
Outstanding at end of year          35,723         38,748        33,428          $  2.3           $ 5.91        $ 11.57
                               =============  =============  =============   ==============  =============  ==============

Exercisable at end of year           5,376          5,139         8,258          $ 1.35           $ 2.31        $  6.56
                               =============  =============  =============   ==============  =============  ==============

                The options outstanding as of December 31, 2000, have been separated into ranges of exercise price, as follows:

                                                 WEIGHTED                                                    WEIGHTED
                           OPTIONS               AVERAGE            WEIGHTED             OPTIONS              AVERAGE
                        OUTSTANDING AT          REMAINING            AVERAGE         EXERCISABLE AT       EXERCISE PRICE
                      DECEMBER 31, 2000      CONTRACTUAL LIFE       EXERCISE        DECEMBER 31, 2000     OF EXERCISABLE
  EXERCISE PRICE        (IN THOUSANDS)           (YEARS)              PRICE          (IN THOUSANDS)           OPTIONS
-------------------   -------------------    -----------------    --------------   --------------------   ----------------
  $ 0.002- 0.89              1,093               1.8                $    0.32           1,024              $     0.31
    1.56-3.19               10,796               4.5                     2.80           2,992                    2.77
    3.78-5.92                6,392               4.9                     4.49           1,125                    4.41
    6.93-9.38                1,014               5.5                     8.29              79                    7.91
    9.83-11.66               7,190               5.7                     9.90           2,670                    9.85
     12.58-17                3,188               5.5                    15.55             170                   15.03
    20.36-23.6                 435               5.9                    21.79              53                   22.8
   27.22-30.54                 537               6                      29.79              29                   29.68
   31.75-36.74                 296               6                      34.56               1                   32.09
   42.33-51.21                 934               6.3                    46.73               -                    -
      65.58                     29               6.4                    65.58               -                    -
   68.42-70.02                 576               6.8                    68.91               -                    -
    70.2-75.08                 243               6.5                    71.40               -                    -
    79.8-86.54                 705               7.1                    85.36             116                   79.85
-------------------   -------------------    -----------------    --------------   --------------------   ----------------
  $0.002-$86.54             33,428               5.1                $   11.57           8,258              $     6.56
===================   ===================    =================    ==============   ====================   ================

                The weighted average fair values at grant date of options granted for the years ended December 31, 1998, 1999 and 2000 were $ 5.78, $ 19.68 and $ 61.29, respectively.

                Under SFAS 123, pro forma information regarding net income and earnings per share is required (for grants issued after December
                1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for 1998, 1999 and 2000: risk-free interest rates of 6% for 1998, 1999 and 2000; dividend yields of 0% for 1998, 1999 and 2000; volatility factors of the expected market price of the Company's Ordinary shares of 0.89 for 1998, 1.04 for 1999 and 1.09 for 2000; and an
                expected life of the option of 6 months after the option is vested for 1998, 1999 and 2000.


        Pro forma information under SFAS 123:

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                             DECEMBER 31,
                                                 ---------------------------------------------------------------------
                                                         1998                    1999                    2000
                                                 ---------------------    --------------------    --------------------
Net income as reported                                  $ 69,877               $   95,781              $  221,213
                                                 =====================    ====================    ====================

Pro forma net income                                    $ 61,697               $   71,412              $  156,472
                                                 =====================    ====================    ====================

Pro forma basic earnings per share                      $   0.87               $     0.32              $     0.67
                                                 =====================    ====================    ====================

Pro forma diluted earnings per share                    $   0.80               $     0.29              $     0.60
                                                 =====================    ====================    ====================

        e.      Dividends:

                Dividends declared on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.


NOTE 10:- EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                                                        YEAR ENDED DECEMBER 31,
                                                                        --------------------------------------------------------
                                                                              1998               1999                2000
                                                                        -----------------  -----------------   -----------------
Numerator:
  Net income                                                                   $ 69,877          $  95,781          $  221,213
                                                                        =================  =================   =================
  Numerator for basic net earnings per net  -
    income available to Ordinary shareholders                                  $ 69,877          $  95,781          $  221,213
                                                                        =================  =================   =================
  Numerator for diluted net earnings per share - net
    income available to Ordinary shareholders after
    assumed conversions                                                        $ 69,877          $  95,781          $  221,213
                                                                        =================  =================   =================
Denominator:

Weighted average Ordinary shares outstanding                                    212,610            222,930             232,611
                                                                        =================  =================   =================

  Denominator for basic net earnings per
    share - weighted - average shares                                           212,610            222,930             232,611
                                                                        =================  =================   =================
  Effect of dilutive securities:
    Employee stock options                                                       19,560             23,526              29,940
                                                                        =================  =================   =================



Denominator for diluted net earnings per share                                  232,170            246,456             262,515
                                                                        =================  =================   =================



NOTE 11:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        a.      Summary information about geographical areas:

                The Company operates in one operating segment, the development, selling and marketing of performance software products. The Company follows the requirements of SFAS No. 131 "Disclosures About Segments of an Enterprise and Relation Information".

                1.      Revenues based on the end customers' location:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                 -------------------------------------------------------------
                                                      1998                   1999                   2000
                                                 ---------------    ------------------------    --------------
Israel                                               $   1,435          $   3,211                   $   4,742
Americas                                                81,010            117,276                     204,374
Great Britain                                           12,823             20,156                      35,175
Europe (excluding Great Britain)                        24,464             42,928                     111,330
Japan                                                   10,617             24,154                      37,561
Other                                                   11,592             11,842                      32,101
                                                 ---------------    ------------------------    --------------

                                                     $ 141,941          $ 219,567                   $ 425,283
                                                 ===============    ========================    ==============

                2.      Long-lived assets:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                 -------------------------------------------------------------
                                                      1998                   1999                   2000
                                                 ---------------    ------------------------    --------------
Israel                                                 $ 2,126          $   4,721                    $  6,952
Americas                                                 4,682              4,351                       3,277
Great Britain                                              101                149                         268
Europe (excluding Great Britain)                           113                303                         366
Japan                                                       61                100                         251
Other                                                       98                 70                         524
                                                 ---------------    ------------------------    --------------

                                                       $ 7,181          $   9,694                    $ 11,638
                                                 ===============    ========================    ==============

                      CHECK POINT SOFTWARE TECHNOLOGIES LTD.AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


        b.      Financial income, net:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------------------
                                                                        1998                1999                2000
                                                                   ----------------    ----------------    ----------------
Financial income:
    Interest income                                                    $  9,351            $ 12,954            $ 29,554
    Foreign currency translation adjustments                                  -                 129                 377
                                                                   ----------------    ----------------    ----------------

                                                                          9,351              13,083            $ 29,931
                                                                   ----------------    ----------------    ----------------
Financial expenses:
    Foreign currency translation adjustments                             (4,619)                  -                   -
    Interest expenses                                                      (326)               (313)               (784)
                                                                   ----------------    ----------------    ----------------

                                                                         (4,945)               (313)               (784)
                                                                   ----------------    ----------------    ----------------

Financial income, net                                                  $  4,406            $ 12,770            $ 29,147
                                                                   ================    ================    ================