Form 20-F
period 2001-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2002-03-21
CIK 1015922

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

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 0-28584

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                  3A Jabotinsky Street, Ramat-Gan 52520, Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered
pursuant to Section 12(b) of the Act:                        None
                                                             ----

Securities registered or to be registered
pursuant to Section 12(g) of the Act:    ordinary shares, NIS 0.01 nominal value
                                         ---------------------------------------

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 242,824,021 ordinary shares, NIS 0.01 nominal value.

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

         Yes      X                 No
             --------------            --------------

         Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17    Item 18  X
                 --         --

                                TABLE OF CONTENTS


                                                          PART 1


Item 1.       Identity of Directors, Senior Management and Advisors.....................................................3


Item 2.       Offer Statistics and Expected Timetable...................................................................3


Item 3.       Key Information...........................................................................................3


Item 4.       Information on the Company...............................................................................10


Item 5.       Operating and Financial Review and Prospects.............................................................18


Item 6.       Directors, Senior Management and Employees...............................................................24


Item 7.       Major Shareholders and Related Party Transactions........................................................29


Item 8.       Financial Information....................................................................................29


Item 9.       The Offer and Listing....................................................................................30


Item 10.      Additional Information...................................................................................30


Item 11.      Quantitative and Qualitative Disclosures About Market Risk...............................................39


Item 12.      Description of Securities Other than Equity Securities...................................................41



                                                          PART II


Item 13.      Defaults, Dividend Arrearages and Delinquencies..........................................................41


Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds.............................41


Item 15.      Reserved.................................................................................................41


Item 16.      Reserved.................................................................................................41


                                                         PART III


Item 17.      Financial Statements.....................................................................................41


Item 18.      Financial Statements.....................................................................................41


Item 19.      Exhibits.................................................................................................41


Signatures.............................................................................................................42

                                     PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

              Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

              Not applicable.

ITEM 3.       KEY INFORMATION

              The following selected consolidated statements of income data for the years ended December 31, 1999, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000 and 2001 have been derived from the audited consolidated financial statements of Check Point Software Technologies Ltd. (together with its subsidiaries, the "Company" or "Check Point") set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The selected consolidated statement of income data for the years ended December 31, 1997 and 1998 and the selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999 have been derived from the Company's audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to the Company's consolidated financial statements and the related notes as well as "Item 5 - Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F.

                  On December 20, 1999, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective January 23, 2000. On June 29, 2000 the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend effective July 14, 2000. On January 18, 2001, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend effective February 1, 2001. All share and per share numbers herein reflect adjustments resulting from these stock splits.

                                                                         YEAR ENDED DECEMBER 31,
                                                         ----------------------------------------------------
                                                          1997(*)    1998(*)     1999       2000       2001
                                                         --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME DATA:
Revenues .............................................   $ 86,352   $141,941   $219,567   $425,283   $527,643

Cost of revenues .....................................      6,839     13,623     22,423     35,265     26,571
                                                         --------   --------   --------   --------   --------
Gross profit .........................................     79,513    128,318    197,144    390,018    501,072
Operating expenses:
 Research and development, net .......................      7,105     10,629     18,923     30,309     33,221
 Sales and marketing .................................     26,611     39,966     68,229    110,003    109,086
 General and administrative ..........................      7,766     10,886     13,069     20,409     22,002
                                                         --------   --------   --------   --------   --------
Total operating expenses .............................     41,482     61,481    100,221    160,721    164,309
                                                         --------   --------   --------   --------   --------
Operating income .....................................     38,031     66,837     96,923    229,297    336,763
Financial income, net ...............................       4,556      4,406     12,962     29,147     44,760
Capital gain .........................................         --      2,581         --         --         --
                                                         --------   --------   --------   --------   --------
Income before taxes on income ........................     42,587     73,824    109,885    258,444    381,523
Taxes on income ......................................      2,309      3,947     14,104     37,231     59,603
                                                         --------   --------   --------   --------   --------
                                                           40,278     69,877     95,781    221,213    321,920
Equity in losses of an affiliate .....................        760         --         --         --         --
                                                         ========   ========   ========   ========   ========
Net Income ...........................................   $ 39,518   $ 69,877   $ 95,781   $221,213   $321,920
                                                         ========   ========   ========   ========   ========

Basic net earnings per share (1) .....................   $   0.19   $   0.33   $   0.43   $   0.95   $   1.34
  Shares used in computing basic net earnings per
  Share (1) ..........................................    203,622    212,610    222,930    232,611    240,008
Diluted net earnings per share (1) ...................   $   0.17   $   0.30   $   0.39   $   0.84   $   1.25
  Shares used in computing diluted net earnings per
  share (1) ..........................................    228,312    232,170    246,456    262,515    258,075

                                                     DECEMBER 31,
                            --------------------------------------------------------------
                              1997(*)      1998(*)       1999         2000         2001
                            ----------   ----------   ----------   ----------   ----------
                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital .........   $   60,817   $   80,872   $  198,204   $  313,218   $  364,193
Total Assets ............      124,964      212,235      394,346      777,639    1,142,908
Shareholder's equity ....      100,025      175,707      292,508      549,283      915,728

----------
(1) See Note 2q of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net earnings per share.

(*) Reported financial results reflect the acquisition in April 1998 of MetaInfo Inc., which was accounted for as a pooling-of-interest transaction, and all amounts for periods prior to the date of such acquisition have been restated.


                                  RISK FACTORS

         This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the Company's expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions underlying any of the foregoing. Forward-looking statements include statements in (i) " Item 4 - Information on the Company" regarding the Company's belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of the Company's relationship with technology partners on its sales goals, the contribution of the FireWall-1 and VPN-1 products to the Company's future revenue and the development of future products and (ii) "Item 5 - Operating and Financial Review and Prospects" regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses, and adequacy of capital resources. Forward-looking statements involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the Company's actual results to differ materially from such results discussed in these statements. Many of these risks and uncertainties are described in the risk factors set forth below in this section and elsewhere in this Form 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.


COMPETITION

         The market for enterprise security and virtual private networking (VPN) products and services is intensely competitive and the Company expects competition to increase in the future. The Company's principal network security competitors include Cisco Systems and Nortel Networks. Other competitors include Lucent Technologies, Microsoft Corp., NetScreen Technologies Inc., SonicWALL Inc., Symantec Inc., WatchGuard Technologies Inc., and Secure Computing. The Company expects additional competition from other emerging and established companies. There can be no assurance that the Company's current and potential competitors, including its current technology partners, will not develop network security products that may be more effective than the Company's current or future products or that the Company's technologies and products will not be rendered obsolete by such developments. In particular, the enterprise security market has historically been characterized by low financial entry barriers.

         Some of the Company's current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company's competitors may determine, for strategic reasons, to consolidate, to substantially lower the price of their enterprise security products or to bundle their products with other products, such as hardware products or other enterprise software products. The Company expects that there will be increasing consolidation in the enterprise security market and there can be no assurance that such consolidation will not materially adversely impact the Company's competitive position. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect the Company's business, operating results and financial condition.

         In the future, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by the Company's VPN-1/FireWall-1 family of products. The widespread inclusion of the functionality of the Company's software as standard features of operating system software or networking hardware could render the VPN-1/FireWall-1 family of products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company's products. Furthermore, even if the network security functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company's VPN-1/FireWall-1 software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software. In the event of any of the foregoing, the Company's business, operating results and financial condition will be materially and adversely affected. See "Item 4 - Information on the Company."


RAPID TECHNOLOGICAL CHANGE

         The enterprise security and VPN industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, the Company must continually change and improve its products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. In particular, the market for Internet and intranet applications is relatively new and is rapidly evolving. The Company's future operating results will depend upon the Company's ability to enhance its current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of its end-users and that keep pace with technological developments, new competitive product offerings and emerging industry standards. There can be no assurance that the Company will be successful in developing and marketing new products or product enhancements that respond to technological change and evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that any new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company does not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially adversely affected. See "Item 4 - Information on the Company."


POTENTIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS; POTENTIAL DECLINE IN MARGINS

         The quarterly operating results of the Company can vary significantly due to several factors, any of which could have a material adverse effect on the Company's operating results, and there can be no assurance that the Company will continue to be profitable on a quarterly or annual basis. The factors which can cause fluctuations in operating results include seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company's ability to develop new and enhanced products and control costs, the mix of products and goods sold, the mix of distribution channels through which products are sold, the Company's ability to integrate the technology and operations of acquired businesses with those of the Company, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

         The Company's sales to Asia and the Pacific Rim (including Japan), in millions, were $36, $70, and $92 in 1999, 2000 and 2001, respectively, representing 16% of the Company's revenues for 1999 and 2000, and 17% for 2001. The economy in this region is still unstable and therefore the Company cannot predict if similar levels of sales in the region are sustainable.

         Since late 2000 there has been a global recession and a resulting decline in economic conditions. If general economic and industry conditions fail to improve or continue to deteriorate, demand for the Company's products could be adversely affected, as could the financial health of the Company's suppliers and resellers. In addition, the September 11, 2001 terrorist attacks on the United States and the subsequent military response by the United States in Afghanistan have had, and the Company expects that they could continue for some time to have, a negative effect on the global economy and the business of the Company and its customers. Any similar acts of violence or war may further negatively affect the Company's industry, revenue and profitability and could also result in a disruption of the Company's business or the businesses of the Company's customers.

         The Company's revenues are subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the year-end purchasing cycles of many end-users of the Company's products. The Company believes that, in the absence of exceptional factors such as new product introductions, it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31.

         The Company operates with virtually no backlog and, therefore, the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. The Company's sales are principally derived through indirect channels, which make revenues from such sales difficult to predict. Furthermore, the Company's expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company's expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. If the Company's operating results are below the expectations of public market analysts and investors, the price of the Company's ordinary shares would likely be materially adversely affected. See "Item 5 - Operating and Financial Review and Prospects."

         The Company may experience a decline in operating margins as it expands its customer and technical services organization. The Company also expects that it will experience increasing competition and pricing pressure, which may result in lower operating margins. In 2002, the Company intends to continue to make investments in the further development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. See "Item 5 - Operating and Financial Review and Prospects."


RISKS ASSOCIATED WITH EMERGING NETWORK SECURITY, INTERNET AND INTRANET MARKETS

         The markets for the Company's products are rapidly evolving. There can be no assurance that the Internet or common public protocols will continue to be used to facilitate communications or that the market for enterprise security systems in general will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and the number of organizations adopting or expanding intranets, upon the ability of their respective infrastructures to support an increasing number of users and services, and upon the continued development of new and improved services for implementation across the Internet, and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than the Company currently anticipates, the Company's business, operating results and financial condition will be materially adversely affected. See "Item 4 - Information on the Company."


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

         The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its FireWall-1 product and VPN-1 product family, including related software subscriptions, support and technical services and training programs. During the first quarter of 2001, the Company announced the Check Point Next Generation release of VPN-1/FireWall-1, which the Company began shipping in the third quarter of 2001. The Company's future financial performance will depend in significant part on the successful development, introduction, marketing and customer acceptance of new products and enhancements and new features for its existing product lines. If resellers delay ordering products or cancel orders for existing products in anticipation of new releases, the Company's business, operating results and financial condition will be materially adversely affected. See "Item 5 - "Operating and Financial Review and Prospects" and "Item 4 - Information on the Company."

DEPENDENCE UPON KEY PERSONNEL

         The Company's future performance depends, in significant part, upon the continued service of its key technical, sales and management personnel, including Gil Shwed, Marius Nacht and Jerry Ungerman. The loss of the services of one or more of the Company's key personnel could have a material adverse effect on the Company's business, operating results and financial condition. The Company's future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it can attract, motivate or retain other highly qualified technical, sales and managerial personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company's business, operating results and financial condition will be materially adversely affected. See "Item 4 - Information on the Company."


RISK OF LITIGATION

         The Company has been a party to various lawsuits and other legal proceedings in the normal course of its business. In particular, the Company is the subject of a complaint submitted by a competitor to the Directorate-General for Competition of the European Commission, alleging anti-competitive behavior on the part of the Company and abuse by the Company of its dominant position. There can be no assurance that other similar complaints may not arise in the future, either from European or other anti-trust authorities and an adverse outcome in such proceedings could have a material adverse effect on the Company. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company's business, results of operations or financial condition. See "Legal Proceedings" in "Item 8 - Financial Information."


PRINCIPAL OPERATIONS IN ISRAEL; INTERNATIONAL OPERATIONS

         The Company is incorporated under the laws of, and its principal offices and research and development facilities are located in, the State of Israel. Although substantially most of the Company's sales currently are being made to resellers outside Israel, the Company is nonetheless directly influenced by the political, economic and military conditions affecting Israel, and any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company's business, operating results and financial condition.

         The Company intends to expand its international operations, which will require significant management attention and financial resources. In order to expand worldwide sales, the Company must establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that the Company is unable to do so effectively, the Company's growth is likely to be limited and the Company's business, operating results and financial condition will be materially adversely affected. In addition, as the Company expands its international operations, a portion of revenues generated in international jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel. Most of the Company's worldwide sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies would make the Company's products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in the Company's worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, the Company's business, operating results and financial condition. See "Item 4 - Information on the Company" and "Item 5 - Operating and Financial Review and Prospects."


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


DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF INFRINGEMENT

         The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights as set forth below in the section entitled "Proprietary Rights and Trademark Litigation" in "Item 4 - Information on the Company." The Company has certain patent applications pending and there can be no assurance that the Company's patent applications will be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that any issued patent will not be challenged, and if such challenges are brought, that such patents will not be invalidated. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. To date, the Company has not conducted any material amount of business in such countries. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.


APPROVED ENTERPRISE STATUS

         The Company receives significant tax benefits in Israel, particularly as a result of the "Approved Enterprise" status of the Company's facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. Although the Company believes that it will be able to meet such conditions in the future, if the Company fails to meet such conditions it would be subject to corporate tax in Israel at the standard rate of 36%, and could be required to refund tax benefits already received. There can be no assurance that such tax benefits will be continued in the future at their current levels or otherwise. The termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company's facilities and programs) or a requirement to refund tax benefits already received would have a material adverse effect on the Company's business, operating results and financial condition. See "Item 4 - Information on the Company" and "Israeli Taxation, Foreign Exchange Regulation and Investment Programs" in "Item 10 - Additional Information."


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

         Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

     o There is a limitation on acquisition of any level of control of the company; or

     o The acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

         The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds 90% or more of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

            These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company's securities.


PROVISIONS AFFECTING A POTENTIAL CHANGE OF CONTROL; POTENTIAL RIGHTS OF UNISSUED PREFERRED SHARES

         The Company's Board of Directors has the authority to issue up to 5,000,000 preferred shares and to determine the price, rights (including voting rights), preferences, privileges and restrictions of such preferred shares, without any vote or actions by the Company's shareholders. The rights and preferences of such preferred shares could include a preference over the ordinary shares on the distribution of the Company's assets upon a liquidation or sale of the Company, preferential dividends, redemption rights, and the right to elect one or more directors and other voting rights. The rights of the holders of the ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. The Company has no current plans to issue preferred shares. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting shares of the Company. Furthermore, certain provisions of the Company's Articles of Association could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These provisions stipulate that the Company cannot engage in a business combination with an interested shareholder (defined generally as the beneficial owner of 15% of the outstanding shares and its affiliates) for a period of three years following the date that such shareholder became an interested shareholder, unless certain conditions are met. These provisions may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company's securities.


CONCENTRATION OF SHARE OWNERSHIP

         As of February 28, 2002, the directors, executive officers and principal shareholders of the Company and their affiliates beneficially owned approximately 27% of the outstanding ordinary shares. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Item 7 - Major Shareholders and Related Party Transactions."

         The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) any monetary obligation imposed upon them for the benefit of a third party by a judgment, including a settlement agreed to in writing by the Company, or an arbitration decision certified by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (b) reasonable litigation expenses, including legal fees, incurred by such a director or officer or which he is obligated to pay by a court order, in a proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal proceeding in which he was acquitted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company.


EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         Until May 1998, Israel imposed restrictions on transactions in foreign currency. These restrictions affected the Company's operations in various ways, and also affected the right of non-residents of Israel to convert into foreign currency amounts they received in Israeli currency, such as the proceeds of a judgment enforced in Israel. Despite these restrictions, foreign investors who purchased shares with foreign currency were able to repatriate in foreign currency both dividends

(after deduction of withholding tax) and the proceeds from the sale of the shares. In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents generally may freely deal in foreign currency and non-residents of Israel generally may freely purchase and sell Israeli currency and assets. There are currently no Israeli currency control restrictions on remittances of dividends on securities of Israeli companies or the proceeds from the sale of Israeli securities; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

         Neither the Memorandum and Articles of Association of the Company nor the laws of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.


ITEM 4.       INFORMATION ON THE COMPANY

GENERAL

         Check Point develops, markets and supports Internet security solutions for enterprise networks, and service providers (Telcos, ISPs, ASPs and MSPs), including Virtual Private Networks (VPNs), firewalls, intranet and extranet security. The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over Internet Protocol ("IP") networks--including the Internet, intranets and extranets. Check Point product offerings also include traffic control/quality of service (QoS) and IP address management. Check Point products are fully integrated as a part of the Company's Secure Virtual Network (SVN) architecture and provide centralized management, distributed deployment, and comprehensive policy administration. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with best of breed hardware, security applications and enterprise software applications.

         Check Point was incorporated in 1993 and its address is 3A Jabotinsky Street, Ramat-Gan 52520, Israel. Its telephone number is 972-3-753-4555. Copies of this Annual Report on Form 20-F and other documents incorporated herein by reference can be obtained upon request from the Company's investor relations department, Three Lagoon Drive, Redwood City, California 94065 (telephone no. 650-628-2000) or through the Company's website, www.checkpoint.com.


INDUSTRY BACKGROUND

         Information, and the ability to access and distribute it, is a key strategic asset in today's competitive business environment. This need to effectively use and communicate information as well as work more collaboratively has led to the extensive deployment of network-based communications systems (connectivity). Increased connectivity is in turn increasing the need for technology to safeguard and manage the access to information available over these increasingly global networks.

     Increase in Connectivity

         The network computing market has undergone two major transitions over the past decade, which have contributed to the increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to distributed client/server environments. The ability to access and share information through client/server technology has expanded the need for connectivity beyond workgroup LANs (local area networks) to enterprise-wide networks spanning multiple LANs and WANs (wide area networks). The second major transition has been the widespread adoption of the Internet for business-to-business communications. Internet-based business applications have rapidly expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, product marketing, advertising and customer support. The emergence of eBusiness increases the need for and challenges in providing secure access to information and applications.

         At the same time, these two major transitions and the need for secure, managed communications, have led to the emergence of virtual private networks, or VPNs, using the public Internet infrastructure and associated protocols and applications to share information and services both within the enterprise and with business partners and customers at low costs. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to inexpensively link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance for global communication, new wide-area connectivity services continue to emerge at a rapid rate, such as database access, transaction processing services, audio and telephone services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.

      The Need for Network Security

         Although the increase in of connectivity and information exchange provides tremendous benefits, it also exposes an organization's sensitive information and applications to unauthorized access, both through connections to the public Internet and from within the enterprise. In addition, the transmission of data over the Internet also exposes sensitive data to unauthorized interception. These risks create a critical need for enterprises to protect their information and information systems from unauthorized access and use.

         Earlier methods for securing information resources are no longer adequate to meet the security requirements of today's global networks. In the centralized mainframe environments that dominated the information systems landscape in previous years, organizations were able to secure a limited number of access points through physical barriers and controlled access to data through log-on procedures and password protection. However, in today's distributed network environments with multiple points of access and multiple network resources, it is impractical to individually secure every application and resource on the network. Therefore, an additional layer of security at the network level is needed to act as a "virtual" barrier to control access to the network and to regulate and protect the flow of data between network segments.

     Traditional Approaches to Network Security

         The increasing demands placed on enterprise security systems by the expansion of Internet services and global enterprise networking are quickly outpacing the capabilities of many traditional Internet firewall architectures. These demands include the need to define and transparently enforce an integrated, enterprise-wide security policy that can be managed centrally and implemented on a distributed basis. An effective network security solution also must be open and extendible to enable it to address the rapidly changing requirements of the Internet and intranets, including the addition of new security applications, such as authentication, encryption, URL filtering, anti-virus protection, and Java and ActiveX security services and functions.


THE CHECK POINT SOLUTION

         Using Check Point's Secure Virtual Network (SVN) architecture, an organization can connect and secure all elements of the enterprise network: networks, applications, systems and users. Check Point's Stateful Inspection technology, the foundation of all Check Point solutions, enables system administrators to define and transparently enforce an integrated, centrally managed, enterprise-wide network traffic policy that provides for secure and reliable communications. In addition, the Company's Open Platform for Security (OPSEC) framework provides a single platform that enables integration with multiple third-party security applications, computer hardware, internetworking hardware, appliances and enterprise applications from within Check Point's open, extensible management framework. The following are the key factors that differentiate Check Point's solution from earlier network security approaches:

         Stateful Inspection technology. Check Point's VPN-1 and FireWall-1 product offerings are based upon Stateful Inspection technology that enables the screening of all communications attempting to pass through a gateway in a secure but efficient way. By being able to extract and maintain extensive "state information" from all relevant communications layers, the system can verify the data for full compliance with the security and traffic policy and make intelligent security and traffic prioritization decisions. By extracting and analyzing data in place without copying, VPN-1 and FireWall-1 cause virtually no performance degradation, enabling it to scale effectively as network bandwidth increases. In addition, Check Point's proprietary implementation of Stateful Inspection in a "virtual machine" design provides in-place upgradability and is designed to enable the Company's products to be easily ported to a wide range of platforms. In addition, because Check Point's products reside at network access points, which is the critical convergence point for network security and traffic management, the Company has the advantage of being able to apply this same architectural foundation to manage traffic flow and network performance, inspecting traffic only once for both critical network decisions. State information is extracted data maintained to provide context for future screening decisions.

         Open Platform for Security. Check Point's Open Platform for Security, or OPSEC, allows users to integrate, manage, and deploy all aspects of network security through an open, extensible management framework. Today, more than 300 vendors have joined the OPSEC Alliance. OPSEC partners develop specialized solutions that span the range of enterprise network security technologies - from high-performance internetworking, server and appliance platforms with embedded Check Point SVN software, to authentication, public key infrastructure, content security, intrusion detection, and other solutions. Additionally, through the OPSEC Check Point Certified Managed Service Provider (CCMSP) program, customers have the option to select a complete managed service offering from among a group of the world's leading MSPs participating in this program. The OPSEC framework is designed to allow end-users to choose system components that best meet their requirements, whether from the Company or various third-party vendors, and to rapidly exploit new developments in security technology.

         Broad, Integrated Internet Security Solution. The VPN-1 and FireWall-1 product families extend across all major market segments, from small businesses to large enterprise networks. Most products support a broad range of platforms, including Sun Microsystems (Solaris), IPSO, Microsoft (Windows), Linux, Hewlett-Packard (HP-UX) and IBM Corporation (AIX). Check Point's Internet security solutions provide a broad range of features and functionality including the following:

         Integration of Third-Party Security Applications. Through OPSEC, end-users of VPN-1 and FireWall-1 are able to integrate the product into various network management systems and add new features and functionality, such as public key infrastructure, authentication, encryption, URL categorization, content security, anti-virus protection, intrusion detection, auditing and reporting controls and enterprise directory integration.

         Implementation of the Virtual Private Networks. The VPN-1 architecture supports multiple authentication methods, including digital certificates, password-based techniques, biometrics and authentication tokens. In addition, VPN-1 provides data encryption capabilities to shield communications over public networks from unauthorized monitoring or alteration, enabling companies to set up "virtual private networks" offering a level of privacy comparable to private communication lines. The VPN-1 product family supports multiple encryption and key management methods including IPSec, DES, IKE, AES, and 3DES. The Company extends the VPN to the mobile desktop users with its SecuRemote and SecureClient software. In addition, the multi-vendor interoperability offered by VPN-1 enables the deployment of secure and reliable intranet and extranet VPNs for business communications.

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


PRODUCTS

         Check Point's product lines offer a broad range of policy-based solutions for securing and managing networks. The Company's Security product line includes its FireWall-1 family of products, its VPN-1 family of virtual private networking solutions and some associated products. The Company's Traffic Control product line includes its FloodGate-1 bandwidth management solution. The Management product line includes Meta IP address management products. Other Company products include Provider-1 and Site Manager-1 for service providers and large enterprises. During 2001 the Company started shipping the Next Generation
(NG) version of all of its products, delivering advances in Internet security making it open, scalable, centrally manageable and easy to deploy, while enabling reduced communication costs

     FireWall-1

         Check Point FireWall-1 is a comprehensive application suite that integrates access control, authentication, network address translation, content security, auditing and enterprise policy management. FireWall-1 is based on Check Point's patented Stateful Inspection technology to deliver high performance security, application support and scalability. The most widely used network security suite on the market today, FireWall-1 is ICSA and E3-certified. It is available on a variety of platforms including UNIX and Windows servers and several industry appliance platforms.

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

      FloodGate-1

         FloodGate-1 is an add on module to VPN-1/FireWall-1 that provides policy-based bandwidth management solution that alleviates traffic congestion on oversubscribed Internet and Intranet links. The flagship product of the Company's Traffic Control product line, FloodGate-1 enables organizations to define and manage enterprise-wide policies that precisely control valuable bandwidth resources to optimize network performance and alleviate network congestion.

      Meta IP

         Meta IP is an automated solution for managing IP addressing and naming. Meta IP is designed to ensure control and reliability of address allocation and services while improving TCP/IP management efficiency. Meta IP's modular, replicated architecture enables multi-level fault-tolerance, cross-platform compatibility and distributed administration.

      Provider-1

         Check Point Provider-1anhances VPN-1/FireWall-1 with multi customer and multi domain powerful policy management capabilities, developed for Managed Service Providers (MSPs) and large enterprise networks. Provider-1 enables the central creation and management of a single hardware server, while maintaining complete and secure isolation between individual customer databases. Provider-1 is designed to reduce the hardware and personnel costs associated with managing multiple security policies in MSP and enterprise network environments.

      SiteManager-1

         SiteManager-1 is a comprehensive, centralized management system, capable of scaling to manage thousands of customers at the provider network operations center. It enables service providers and Telcos to address the high-growth market for delivering managed Internet security and VPN services to small and medium-sized businesses.

     Safe@Home, Safe@Office and S-box

         SofaWare Technologies Ltd. ("SofaWare"), an affiliate of the Company, develops and markets products designed to provide the home, home office and very small office market with firewall and VPN Internet security solutions enabling safe and productive high-speed broadband access.

         SofaWare's Safe@Home and Safe@Office products protect small networks with local, web-based security management capabilities. Safe@Home and Safe@Office also enable service providers to offer managed security solutions including content filtering and other value-added services to their subscribers. S-box is the latest SofaWare product offering, a relatively inexpensive appliance that integrates the SofaWare software into a convenient, user-friendly package. Check Point has licensed certain of its technology to SofaWare and SofaWare has appointed Check Point as the exclusive worldwide reseller of SofaWare products. See "Organizational Structure" below in this Item 4.


TECHNOLOGY

     VPN-1/FireWall-1 Technology and SVN Architecture

     Check Point's VPN-1/FireWall-1 technology provides a powerful, easy-to-use solution for the implementation of an integrated network security solution. A high level of security and security management is achieved through the company's Secure Virtual Network (SVN) architecture. Three key elements of the SVN architecture include:

     Management Technologies and Architecture (SMART - Security Management Architecture)

     Check Point's Security Management Architecture (SMART) is based on a three-tier framework that includes a powerful graphical user interface (GUI) for the system and security administrator that enables the flexible definition, review, audit and maintenance of the security policy. An object-oriented architecture allows for the efficient storage and specification of security policy elements (such as computers, users, networks and network devices, network services and security rules). Powerful management tools, such as object managers, audit and network activity logging and monitoring tools and policy editors are based on this unifying architecture. VPN-1/FireWall-1 SMART management servers can manage multiple security enforcement points regardless of their size and physical location.

     Security and Network Traffic Enforcement Technologies (based on Stateful Inspection)

     Check Point VPN-1/FireWall-1 enforcement points are installed at the network border (as security gateways), deployed on critical servers, and installed on client platforms (with VPN-1 SecureClient). These enforcement points implement the company's patented Stateful Inspection technology using the Inspect engine. The Inspect engine scans all incoming and outgoing IP traffic and is based on the company's patented Stateful Inspection technology, which matches all traffic against the security policy. This powerful technology can be enhanced by the company, its partners and users by using the company's INSPECT programming language.

      Based on fine grained matching, traffic can be dropped (indicating a violation of the security policy), forwarded, encrypted and forwarded (secured VPN traffic), prioritized (FloodGate-1 QoS - IQ Engine Technology) or sent for further analysis through additional enforcement modules. These include functions like checking the credentials and authentication of the requesting user and inspecting the traffic through screening technology such as URL filtering or an Anti-Virus system. Many of these additional security technologies are provided by 3rd party vendors and are integrated through the OPSEC architecture. In addition, technologies like SecureXL further accelerate the performance of security and network operations using system extensions or 3rd party ASIC-based accelerators and platforms.

     Integration with additional systems (OPSEC - Open Platform for Security)

     The OPSEC architecture provides a single platform that manages various aspects of network security through an open, extensible management framework. Various third-party security applications plug into the OPSEC framework through published application programming interfaces (APIs), such as the CVP (Content Vectoring Protocol) which integrates virus scanning software and other content inspection programs, UFP (URL Filtering Protocol) which integrates URL list services and SAMP (Suspicious Activity Monitoring Protocol) which integrates suspicious activity monitoring programs. OPSEC also supports industry-standard protocols such as RADIUS, IPSec, and SNMP. Once integrated into the OPSEC framework, all applications can be set up and managed from a central point, utilizing a single policy editor


Network security is implemented in both the management module and the firewall enforcement module. The management module defines the security policy through a set of rules established by the system administrator. These rules are then enforced by any number of firewall modules. The cornerstone of Check Point's VPN-1/FireWall-1 technology include sthe Company's patented Stateful Inspection technology, the Secured Virtual Network (SVN) architecture, SMART (Security Management Architecture), SecureXL for industry-leading VPN performance, One-Click VPN technology for easy VPN deployment, and the OPSEC architecture.

Stateful Inspection enables highly efficient, transparent screening of all communications attempting to pass through a network gateway. Check Point's SVN provides manageable and scalable security solutions which are easy to use, fast, open and secure. The SVN architecture includes new technologies such as SMART-Check Point's new Security Management Architecture which provides comprehensive management and policy tools for service providers, enterprises, branch offices, small businesses and the home user.

SALES AND MARKETING

         The Company's sales and marketing strategy is designed to promote its products as strategic components of enterprise networks. The Company's marketing efforts are focused on promoting FireWall-1 and VPN-1 as the leading brand names in enterprise security. Sales efforts focus on expanding the installed base and increasing penetration levels of end-user customers worldwide by leveraging multiple channels of distribution (channel partners): distributors, Value Added Resellers (VARs), Original Equipment Manufacture (OEMs), system integrators, and Managed Service Providers (MSPs). The Company currently sells its products to end-user customers through numerous resellers and distributors worldwide. The Company expects that it will continue to be dependent upon a limited number of resellers for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company's business, operating results and financial condition will be materially adversely affected. No channel partner accounted for more than 10% of the Company's revenues in 2000 or 2001. During 1999, approximately 12% of revenues were derived from a single channel partner. The Company's agreements with its OEM partners and resellers are non-exclusive. These agreements generally provide for discounts based on minimum purchase commitments and/or expected or actual volumes purchased or resold by the reseller.

          The company allows channel partners to provide prospective customers with 30-day evaluation copies of the Company's software products. If the customer elects to purchase the Company's product, it places its order through its reseller, which in turn places the order with the Company. The Company issues an invoice to the reseller, and sends a software key to the reseller to provide to the customer which enables full use of the products purchased by the customer. The Company offers a variety of fee-based software services programs, including support of the Company's software products in accordance with specifications contained in the user's guide, and access to technical support personnel and product enhancements.

         The Company has bundling relationships with server and workstation vendors and appliance manufacturers, such as Nokia and Intrusion.com, and other suppliers of enterprise network hardware products. The Company believes that strategic relationships can significantly contribute to the achievement of its sales and marketing goals by integrating complementary technologies. Additionally, these hardware partners provide primary support and training to their customers enabling Check Point to concentrate its support efforts on high-level technical assistance for its partners.

         The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its VPN-1 and FireWall-1 product family, including related software subscriptions, support and technical services and training programs. Revenues from the sales in the Americas, Europe, Japan and the rest of the world were 53%, 29%, 11% and 7% in 1999, 48%, 34%, 9% and 9% in 2000, and 45%, 37%,
10% and 8% in 2001 respectively, of total revenues.

         The Company's OPSEC (Open Platform for Security) Alliance program is focused on delivering integration and interoperability with complimentary products and developing marketing relationships with partners to promote "best-of-breed" solutions. With over 300 partners, OPSEC is the industry's leading open multi-vendor security framework. OPSEC provides customers with a broad choice of "best-of-breed" integrated applications and deployment platforms that support Check Point's Secure Virtual Network (SVN) Architecture. Products that carry the "OPSEC Certified" and "Secured by Check Point" seals have been tested to enable integration and interoperability. System integrators with which the Company maintains informal cooperative relationships include Accenture, Computer Sciences Corporation, Electronic Data Systems, PriceWaterhouse Coopers, and IBM Global Services. Companies that maintain a marketing relationship with the Company to promote their integrated products include Aladdin, Baltimore Technologies, Entrust, Hewlett-Packard, IBM, Network Associates, Novell, RSA Security, Symantec, Trend Micro and VeriSign, as well as many others.

         The Company conducts a number of marketing programs to support the sale and distribution of its products. These programs are designed to inform existing and potential OEM partners, resellers, and end-user customers about the capabilities and benefits of the Company's products.

         See "Risk Factors" in "Item 3 - Key Information."


CUSTOMER SERVICE AND SUPPORT

         The Company operates a Worldwide Technical Services (WTS) organization, based primarily in Dallas, Texas, providing a wide range of educational and professional services. This enables the Company to partner with resellers in implementing secure, reliable service solutions. Substantially all of the Company's revenues from customer service and support are derived from the Company's U.S. subsidiary.

         The Company's channel partners generally provide the installation, training, maintenance and support for their customers, with Check Point providing the high-level technical backup support. Check Point also offers direct support agreements to end users which prefer to purchase directly from the manufacturer. As part of Check Point's direct market participation, the Company employs technical consultants and systems engineers who work closely with OEM partners, resellers and territory sales managers to assist with the pre-sales configuration, use and application support.

         The Company operates a worldwide 24-hour, 7-day call center, based primarily in Dallas, Texas. The Company supports resellers, partners, and sales personnel through standard systems and processes and are available via e-mail, the Internet, fax and telephone. The support structure includes "front line" call center engineers for resolving the majority of issues and questions during the first call. If necessary, bench testing using real-world configurations are performed by senior support engineers. Third level support is provided by the Escalation Group, an organization that resides with the Company's research and development group in Ramat Gan, Israel to provide an extremely close coupling between customer issues and usage and product development. The Escalation Group conducts code analysis and detailed troubleshooting and delivers updated code, as appropriate. Analysis of historical trouble tickets is conducted and tracked. This information is used in the development of features and enhancements in new product releases.

         To provide hands-on training, education and certification, Check Point has an in-house educational services group. The group develops courses and curricula for Check Point classes conducted directly by the Company or by an affiliate company. Such classes include both lecture-taught and computer-based training sessions on Check Point products, including installation, management and advanced implementations. The Company offers industry level certification programs including Check Point Certified Security Expert (CCSE) and Check Point Certified Security Administrator (CCSA). Using a leveraged model, Check Point has trained hundreds of partners, and these partners have in turn established Authorized Training Centers.

         The Company also has a professional services organization. They offer a set of consulting services that includes on-site support for installation of its products, and assistance in developing sound security business practices.

         Customers are encouraged to purchase a software subscription, which is a component of the services program that provides product updates and version upgrades for Check Point's products on a "when and if available" basis. In addition, once the software subscription has been purchased, customers can then purchase a variety of support programs. These software support programs can be sold and delivered by the Company's resellers and OEM partners or the customer can choose to purchase a Check Point software support program that is sold by the reseller but delivered by Check Point through its Worldwide Technical Services (WTS) organization directly to the customer.


RESEARCH AND PRODUCT DEVELOPMENT

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

         Net research and development expenses for 1999, 2000 and 2001 were $18.9 million, $30.3 million and $33.2 million, respectively. At December 31, 2001, the Company had 326 employees dedicated to research and development activities, and quality assurance. The Company is a member of the International Computer Security Association (ICSA) and the Secure Wide Area Networking Task Force.


COMPETITION

See "Risk Factors - Competition" in  "Item 3 - Key Information."


PROPRIETARY RIGHTS

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

         The Company has patents pending worldwide and holds two U.S. patents, No. 5,606,668 and No. 5,835,726. The Company also has corresponding patent applications to U.S. Patent No. 5,606,668 pending in Canada and Japan, as well as under the European Patent Convention (designating Germany, France, United Kingdom, Italy and Sweden as countries in which patent coverage may potentially be sought). The Company has also filed co-pending PCT national phase patent applications in Canada, Japan, Korea, Norway, and under the European Patent Convention (designating France, United Kingdom, Ireland, Sweden, Germany, Switzerland and Finland) based on an earlier patent application filed in Israel and currently pending. A patent issued from the European Patent Office (the "EPO") becomes effective as though it were a national patent in each designated member nation once national fees are paid, and all other local requirements are met. The EPO opposition period of nine months from grant of the patent at the EPO can affect the enforcement of that patent nationally if an opposition is filed during that time. If the opposition is won, it can negate the patent altogether or result in the protection being offered by the patent being narrowed. There can be no assurance that the Company's applications, whether or not currently challenged by applicable governmental patent examiners, will be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company's technology or design around any patents issued to the Company. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company's products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company's products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States or Israel. To date, the Company has not conducted any material amount of business in such countries. There can be no assurance that the Company's efforts to protect its proprietary rights will be adequate or that the Company's competitors will not independently develop similar technology.


ORGANIZATIONAL STRUCTURE

The Company is organized under the laws of the State of Israel and wholly owns the subsidiaries specified below:

NAME OF SUBSIDIARY                                                  COUNTRY OF INCORPORATION
------------------                                                  ------------------------


Check Point Software Technologies, Inc. (*)                   United States of America (Delaware)

MetaInfo Inc. (*)                                             United States of America (Delaware)

Check Point Software Technologies (Canada) Inc.               United States of America (Delaware)

Check Point Software Technologies (Australia) PTY Ltd.        Australia

Check Point Software Technologies (Japan) Ltd.                Japan

Check Point Software Technologies (Singapore) PTE Ltd.        Singapore

Check Point Software Technologies (Netherlands) B.V.          Netherlands

Check Point Software Technologies SARL                        France

Israel Check Point Software Technologies Ltd. China           China



Check Point Software Technologies (Netherlands) B.V. acts as a holding company and wholly owns the following principal operating subsidiaries specified below:

NAME OF SUBSIDIARY                                       COUNTRY OF INCORPORATION
------------------                                       ------------------------


Check Point Software Technologies B.V.                        Netherlands

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

Check Point Software Technologies Mexico S.A. de C.V.         Mexico

Check Point Software Technologies (Brazil) LTDA               Brazil

Check Point Software Technologies (UK) Ltd.                   United Kingdom

Check Point Software Technologies GmbH                        Germany

C.P.S.T. Sweden A.B.                                          Sweden

Check Point Software Technologies (Luxembourg) S.A. (**)      Luxembourg

Check Point (Hungary) Group Financing Ltd. (**)               Hungary


(*) Check Point Software Technologies, Inc. wholly owns MetaInfo Inc.,

(**) Check Point Software Technologies (Luxembourg) S.A. owns 96.6%, and Check Point Software Technologies (Netherlands) B.V. owns 3.4%, of Check Point (Hungary) Group Financing Ltd.,

NAME OF AFFILIATED COMPANY                                               COUNTRY OF INCORPORATION
--------------------------                                               ------------------------

Sofaware Technologies Ltd.                                                        Israel

Check Point has provided a convertible loan to SofaWare and has the right to convert this loan into 60% of the equity of SofaWare on a fully diluted basis. Check Point also holds warrants that allow it to further increase its holdings in SofaWare to approximately two-thirds of the equity of SofaWare on a fully diluted basis.


PLANTS, PROPERTY AND EQUIPMENT

         The Company's headquarters and research and development facilities are located in Ramat-Gan, Israel, near Tel-Aviv, where the Company leases approximately 113,000 square feet of office space. These facilities are leased under leases that expire between 2003 and 2011, including renewal options. The Company also leases approximately a total of 97,000 square feet of office space in the United States. Of that, approximately 42,000 square feet of office space are leased for the sales and marketing headquarters in Redwood City, California, and approximately 31,000 square feet of office space for its support center in Dallas, Texas. These facilities are leased under leases for periods of up to five years. In addition, the Company leases regional office space in the United States in Texas, California, Colorado, Michigan, Illinois, Massachusetts, Washington, Georgia, New York, Arizona, Florida, New Jersey, Alabama, Minnesota and Virginia. Other leased offices are located in Canada, England, France, Singapore, Germany, Japan, Holland, Italy, Australia, Sweden, Norway, Spain, Switzerland and China.


ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

              The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements, including the related notes, contained in " Item 18 - "Financial Statements."


OVERVIEW

         Check Point develops, markets and supports Internet security solutions for enterprise networks and service providers (Telcos, ISPs, ASPs and MSPs), including Virtual Private Networks (VPNs), firewalls, intranet and extranet security. The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over Internet Protocol networks including the Internet, intranets and extranets.

              The Company's business is subject to the effects of general global economic conditions and in particular, market conditions in the enterprise security and VPN industry. Recently, these economic and market conditions have reduced the high growth that the industry had experienced over the past several years. As a result, the market value, financial results and capital spending levels of many of the Company's customers have been materially adversely affected. The Company believes that the impact of the current general economic downturn in the industry may result in slower revenue growth rates for the Company than have been achieved in recent years.

          The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its FireWall-1 and VPN-1 product family, including related software subscriptions, support, technical services and training programs.

         No customer accounted for more than 10% of the Company's revenues in 2000 or 2001. During 1999 approximately 12% of the revenues were derived from a single customer.

          During each of 1999, 2000 and 2001, the Company significantly increased the number of its distributors, resellers, system integrators and managed service providers on a worldwide basis.

         The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from sales into each of the regions identified in the table.

                                               YEAR ENDED DECEMBER 31,
                                     ------------------------------------------
REGION                                  1999            2000            2001
------                               ----------      ----------      ----------
Americas                                     53%             48%             45%
Europe (excluding Great Britain)             20%             26%             27%
Great Britain                                 9%              8%             10%
Japan                                        11%              9%             10%
Other - mostly Asia Pacific                   7%              9%              8%

         The Company may experience declining operating margins as it expands its customer and technical support organization. The Company also expects that it will experience increasing competition and pricing pressure, which would result in lower operating margins. In 2002, the Company intends to continue to make investments in the further development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America. In addition, the Company expects to further expand its research and development organization. As a result, the Company expects operating margins to decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins.

         The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to arrangements with extended payment terms, product returns, bad debts, income tax provisions and legal contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Under different assumptions or conditions, actual results may differ from these estimates.

         Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

         Revenue Recognition

         The Company periodically considers arrangements regarding certain channel partners with payment terms extending beyond the Company's customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is deferred and recognized when payments become due from the channel partners, providing that all other revenue recognition criteria have been met. The Company also records estimated reductions to revenue for product returns. If the Company's channel partners return more products than estimated by the Company, additional reductions to revenue may be required. See note 2K in Financial Statements.

         Bad Debt and Allowance for Doubtful accounts

         The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its channel partners to make required payments. If the financial condition of the Company's channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

         Income taxes

         The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management's opinion, adequate provisions for income taxes have been made for all years.

         Legal Contingencies

         As discussed in "Legal Proceedings" in "Item 8 - Financial Information," the Company is involved in a legal proceeding with the European Commission and, as of December 31, 2001, management has accrued its estimate of the probable costs for the resolution of this claim. This estimate has been developed in consultation with outside counsel handling the Company's defense in this matter and is based upon an analysis of potential outcomes. Management does not believe this proceeding will have a material adverse effect on the Company's consolidated financial position. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in the Company's assumptions and estimates related to this proceeding or the outcome of this proceeding.

RESULTS OF OPERATIONS:

         The following table presents, for the periods indicated, information concerning the Company's results of operations (in thousands of US$).

                                                1999           2000           2001
                                             ----------     ----------     ----------
Revenues:
   Products and licenses                     $  172,270     $  326,998     $  374,026
   Software subscriptions                        33,771         65,273        110,236
                                             ----------     ----------     ----------
Total products                                  206,041        392,271        484,262
                                             ----------     ----------     ----------
   Support, training and consulting              13,526         33,012         43,381
                                             ----------     ----------     ----------
Total revenues                                  219,567        425,283        527,643
Cost of revenues                                 22,423         35,265         26,571
                                             ----------     ----------     ----------
Gross profit                                    197,144        390,018        501,072
                                             ----------     ----------     ----------
Operating expenses:
   Research and development, net                 18,923         30,309         33,221

   Sales and marketing                           68,229        110,003        109,086
   General and administrative                    13,069         20,409         22,002
                                             ----------     ----------     ----------
   Total operating expenses                     100,221        160,721        164,309
                                             ----------     ----------     ----------
Operating income                                 96,923        229,297        336,763
Financial  income, net                           12,962         29,147         44,760
                                             ----------     ----------     ----------
Income before taxes on income                   109,885        258,444        381,523

Taxes on income                                  14,104         37,231         59,603
                                             ----------     ----------     ----------
Net income                                   $   95,781     $  221,213     $  321,920
                                             ==========     ==========     ==========

The following table presents, for the periods indicated, information concerning the Company's results of operations as a percentage of the Company's revenues.

                                                1999            2000            2001
                                             ----------      ----------      ----------
Revenues:
   Products and licenses                             78%             77%             71%
   Software subscriptions                            15              15              21
Total products                                       93              92              92
                                             ----------      ----------      ----------
   Support, training and consulting                   7               8               8
                                             ----------      ----------      ----------
Total revenues                                      100             100             100
Cost of revenues                                     10               8               5
                                             ----------      ----------      ----------
Gross profit                                         90              92              95
                                             ----------      ----------      ----------
Operating expenses:
   Research and development, net                      9               7               6

    Sales and marketing                              31              26              21
        General and administrative                    6               5               4
                                             ----------      ----------      ----------
Total operating expenses                             46              38              31
                                             ----------      ----------      ----------
Operating income                                     44              54              64
Financial  income, net                                6               7               8
                                             ----------      ----------      ----------

Income before taxes on income                        50              61              72

Taxes on income                                       6               9              11
                                             ----------      ----------      ----------
Net income                                           44%             52%             61%
                                             ==========      ==========      ==========

          Revenues. The Company's revenues are derived from the sale of software products and related software subscriptions, support contracts, training and consulting. The Company's revenues were $219.6 million, $425.3 million and $527.6 million in 1999, 2000 and 2001, respectively. The year-to-year increases resulted primarily from the growth in the market for the Company's enterprise security products, expanded awareness of the Company's products, increased sales through resellers and the introduction of new versions of VPN-1, FireWall-1, and Provider-1. Revenues from sales to resellers and OEMs in the Americas represented 53%, 48% and 45% of revenues in 1999, 2000 and 2001, respectively.

         Cost of revenues. The Company's cost of revenues is comprised of the cost of freight, media, software production, manuals and packaging, post-sale customer support, training, consulting and license fees. Cost of revenues was $22.4 million, $35.3 million and $26.6 million for 1999, 2000 and 2001, respectively. Gross margins were 90%, 92% and 95% of the Company's revenues for 1999, 2000 and 2001, respectively. The decrease in cost of revenues was mainly attributable to a decrease in third party sales (mainly Nokia and ISS) and increases in the Company's operational efficiency in general production costs during 2001.

         Research and development, Net. Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Net research and development expenses were $18.9 million, $30.3 million and $33.2 million in 1999, 2000 and 2001, respectively, representing 9%, 7% and 6% of revenues, respectively. The increase in absolute dollars was mainly attributable to recruiting skilled development personnel, and facility costs. The Company anticipates that research and development expenditures will increase in the short term and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its research and development organization.

         Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Sales and marketing expenses were $68.2 million, $110.0 million and $109.1 million in 1999, 2000 and 2001, respectively, representing 31%, 26% and 21% of revenues, respectively. The level of expenses in 2001 was slightly lower than in 2000, however the Company succeeded in increasing its sales force while reducing non-headcount related expenses. Sales and marketing expenses decreased substantially as a percentage of revenues in 2001 and 2000 as compared with 1999, primarily due to the significant increase in revenues. The Company anticipates that sales and marketing expenditures will increase in absolute dollars and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its sales and marketing activities.

         General and administrative. General and administrative expenses consist primarily of salaries, outside professional fees and other related expenses. General and administrative expenses were $13.1 million, $20.4 million and $22.0 million in 1999, 2000 and 2001, respectively, representing 6%, 5% and 4% of revenues, respectively. The increase in absolute dollars was primarily due to the addition of staff and increased costs associated with the expansion of the Company's business. The decreases in general and administrative expenses as a percentage of revenues for all periods were attributable to the significant increases in revenues relative to general and administrative expense levels. The Company anticipates that general and administrative expenses will increase in absolute dollars and may fluctuate as a percentage of revenues as the Company expands its financial and administrative infrastructure.

          Financial income, net. Financial income, net consists primarily of interest earned on cash and cash equivalents, short and long term deposits and marketable securities. Financial income, net was $13.0 million, $29.1 million, and $44.8 million in 1999, 2000 and 2001, respectively. The increase in these periods was primarily attributable to the increase in the Company's cash and cash equivalents, short and long-term deposits and marketable securities, all of which grew as a result of the Company's cash flow from its operations. Interest income is heavily dependent on prevailing U.S. interest rates.


QUARTERLY RESULTS OF OPERATIONS.

                  The following table sets forth certain unaudited consolidated statements of income data for each of the quarters in 2000 and 2001, as well as the percentage of the Company's revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information when read in conjunction with the Company's consolidated financial statements and notes thereto appearing elsewhere in this annual report. The Company believes that quarter-to-quarter comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

US$ in thousands, except per share data:

                                                           2000                                           2001
                                       --------------------------------------------    --------------------------------------------
                                          Q1          Q2          Q3          Q4          Q1          Q2          Q3         Q4
                                       --------    --------    --------    --------    --------    --------    --------    --------

Revenues                               $ 78,166    $ 90,668    $116,014    $140,435    $145,010    $142,071    $118,032    $122,530

Cost of revenues                          7,644       8,006       9,407      10,208      10,078       6,464       5,368       4,661
                                       --------    --------    --------    --------    --------    --------    --------    --------
Gross profit                             70,522      82,662     106,607     130,227     134,932     135,607     112,664     117,869
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating expenses:
     Research and development, net        6,175       6,659       8,344       9,131       9,320       9,049       7,511       7,341
   Sales and marketing                   24,218      27,733      28,467      29,585      30,382      28,714      23,500      26,490
   General and administrative             5,199       4,502       5,094       5,614       6,538       6,145       4,877       4,442
                                       --------    --------    --------    --------    --------    --------    --------    --------
  Total operating expenses               35,592      38,894      41,905      44,330      46,240      43,908      35,888      38,273
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating income                         34,930      43,768      64,702      85,897      88,692      91,699      76,776      79,596
Financial income, net                     5,494       6,411       7,800       9,442      10,101      11,574      11,440      11,645
                                       --------    --------    --------    --------    --------    --------    --------    --------
Income before taxes on income            40,424      50,179      72,502      95,339      98,793     103,273      88,216      91,241
Taxes on income                           5,545       6,508      10,858      14,320      15,115      16,472      13,911      14,105
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income                             $ 34,879    $ 43,671    $ 61,644    $ 81,019    $ 83,678    $ 86,801    $ 74,305    $ 77,136
Basic net earnings per share           $   0.15    $   0.19    $   0.26    $   0.34    $   0.35    $   0.36    $   0.31    $   0.32
                                       --------    --------    --------    --------    --------    --------    --------    --------
Shares used in computing basic net
  earnings per share                    230,256     231,663     233,418     235,362     236,945     239,555     241,342     242,353
                                       --------    --------    --------    --------    --------    --------    --------    --------
Diluted net earnings per share         $   0.13    $   0.17    $   0.23    $   0.31    $   0.32    $   0.33    $   0.29    $   0.30
                                       --------    --------    --------    --------    --------    --------    --------    --------
Shares used in computing diluted net
  earnings per share                    262,941     263,637     264,281     263,982     262,367     260,792     259,194     258,893
                                       --------    --------    --------    --------    --------    --------    --------    --------

AS A PERCENTAGE OF REVENUES
Revenues                                    100%        100%        100%        100%        100%        100%        100%        100%
Cost of revenues                             10           9           8           7           7           5           5           4
                                       --------    --------    --------    --------    --------    --------    --------    --------
Gross profit                                 90          91          92          93          93          95          95          96
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating expenses:
  Research and development, net               8           7           7           7           6           6           6           6
  Sales and marketing                        31          31          25          21          21          20          20          21
  General and administrative                  7           5           5           4           5           5           4           4
                                       --------    --------    --------    --------    --------    --------    --------    --------
Total operating expenses                     46          43          37          32          32          31          30          31
                                       --------    --------    --------    --------    --------    --------    --------    --------
Operating income                             44          48          55          61          61          64          65          65
Financial income, net                         7           7           7           7           7           9          10           9
                                       --------    --------    --------    --------    --------    --------    --------    --------
Income before taxes on income                52          55          62          68          68          73          75          74
Taxes on income                               7           7           9          10          10          12          12          11
                                       --------    --------    --------    --------    --------    --------    --------    --------
Net income                                   45%         48%         53%         58%         58%         61%         63%         63%
                                       --------    --------    --------    --------    --------    --------    --------    --------


         The Company's future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the timing of new product releases and acceptance of new products, the demand for the Company's products, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the expansion of the Company's sales and marketing organizations, the Company's ability to develop new and enhanced products and control costs, the Company's ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which products are sold, the mix of products and services sold, the growth in the acceptance of and activity on, the Internet and World Wide Web, the growth of intranets, seasonal trends in customer purchasing, customer capital spending budgets, foreign currency exchange rates and general economic factors. The Company's revenue is subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the year-end purchasing cycles of many end-users of the Company's products. The Company believes that it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31, respectively.

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


LIQUIDITY AND CAPITAL RESOURCES

         The Company has financed its operations through cash generated from operations. Cash and cash equivalents and short term investments were $487.0 million, and long term interest bearing investments were $541.4 million, totaling $1,028.4 million as of December 31, 2001, as compared with cash and cash equivalents and short term investments of $438.4 million and long term interest bearing investments of $217.6 million totaling $656.0 million as of December 31, 2000. The Company generated net cash from operations of $144.3 million, $315.7 million and $347.2 million in 1999, 2000 and 2001, respectively. Net cash from operations for 2001 consisted primarily of net income less decreases in deferred revenues, employees and payroll accruals and offset by decreases in trade receivables and increases in depreciation and amortization. Net cash from operations for 1999 and 2000 consisted primarily of net income plus increases in deferred revenues, accrued expenses and other liabilities offset by increases in trade receivables, other receivables and prepaid expenses. The Company's capital investments amounted to approximately $6.1 million, $9.1 million, and $9.7 million in 1999, 2000 and 2001, respectively. Currently, the Company's capital expenditures consist primarily of computer equipment and software for the Company's research and development and technical service organization efforts as well as increasing infrastructure to enable operation expansion. The Company does not anticipate any change to this policy in the foreseeable future. As of December 31, 2001, the Company had no material commitments for capital expenditures.

         Net cash provided by financing activities (mainly net proceeds from issuance of shares upon exercise of options) was approximately $15.7 million, $25.8 million and $36.3 million in 1999, 2000 and 2001, respectively, primarily as a result of stock options exercised. Excess cash is invested in marketable securities and bank deposits of varying maturities, depending on projected cash needs for operations, capital purchases and other business purposes.

         The Company's principal sources of liquidity consist of its current assets and long-term investments (which aggregated $1,142,908 as of December 31, 2001), its cash flow from operations and its financial income, net. The Company believes that these sources of liquidity will be sufficient to satisfy the Company's capital requirements for the foreseeable future.


EFFECTIVE CORPORATE TAX RATE

         The Company's effective tax rate was 12.8%, 14.4% and 15.6% in 1999, 2000 and 2001, respectively. These low tax rates were mainly achieved as a result of the Company's "approved enterprise" status under Israeli law of its production facilities in Israel. The Company's production facilities have been granted the status of "approved enterprise," for its capital investment plans.

         According to the provisions of Israeli law, the Company has chosen to enjoy "alternative plan benefits" relating to these facilities, which involves a tax exemption or reduction. Accordingly, the Company's income from its "approved enterprise" is tax exempt for a period of two to four years and is subject to a reduced corporate tax rate of 10% - 25% (based on percentage of foreign ownership) for an additional period of six to eight years. (The tax benefits under these investment plans are scheduled to gradually expire starting from 2005 through 2013).

         The period of tax benefits, for each program, is limited to the earlier of 12 years from commencement of production, or 14 years from receipt of approval.

         Tax-exempt income attributable to the "approved enterprises" cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "approved enterprises. "

         If the retained tax-exempt income (approximately $ 370 million as of December 31, 2001) is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability would be incurred of up to approximately $ 90 million as of December 31, 2001.

         If the Company fails to meet the requirements of being an "approved enterprise" in the future, the Company could be subject to the regular Israeli corporate tax rate of 36% and could be required to refund tax benefits already received.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The directors and executive officers of the Company as at December 31, 2001 were as follows:

NAME                                                                           POSITION
----                                                                           --------
Gil Shwed (1)......................................    Chief Executive Officer and Chairman of the Board
Marius Nacht.......................................    Senior Vice President and Vice Chairman of the
                                                           Board
Jerry Ungerman.....................................    President
Eyal Desheh........................................    Chief Financial Officer
Shlomo Kramer......................................    Director
Irwin Federman (1)(2)(3)...........................    Director
David Rubner  (2)..................................    Director
Ray Rothrock (1)(2)(3).............................    Director
Alex Vieux.........................................    Director
Tal Shavit.........................................    Director

(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Outside Director; see " Outside and Independent Directors" below in this
    Item 6.

         Gil Shwed, a co-founder of the Company, is Chairman of the Board of the Company, a position he has held since July 1998, and is also the Company's Chief executive officer and a Director of the Company, both of which positions he has held since the Company 's inception in July 1993. Mr. Shwed also served as President of the Company from its inception until 2001.

         Marius Nacht, a co-founder of the Company, has served as the Company's Senior Vice President and Vice Chairman of the Board since the beginning of 2001. Mr. Nacht served as the Company's Senior Vice President from January 1999 until the beginning of 2001. Mr. Nacht served as the Company's Vice President of International Operations from September 1995 until December 1998, and from July 1993 to September 1995 Mr. Nacht served as a Vice-President of the Company. Mr. Nacht has served as a director of the Company since its inception in July 1993. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. in Physics and Mathematics from Hebrew University of Jerusalem.

         Jerry Ungerman was appointed President of the Company in 2001 and has global responsibility for sales, marketing, business development and technical services. He served as Senior Vice President from 1998 until 2000. He began his career with IBM in 1967 and from July 1971 to October 1998, Mr. Ungerman held a number of senior management positions with Hitachi Data Systems Corp., a provider of computer networking and data storage solutions for computing environments. Mr. Ungerman holds a B.S.B. in business from the University of Minnesota and is a director of Serena Software.

         Eyal Desheh has been Chief Financial Officer of the Company since May 2000. He was Chief Financial Officer for Scitex Corporation Ltd., a company engaged in digital imaging for graphics communications, where he was responsible for all the major finance functions, investor relations, risk management, mergers and acquisitions and legal affairs. Before joining Scitex, he served as Vice President for business development and strategy at Bezeq, The Israeli Telecommunications Corp. Ltd., Deputy Chief Financial Officer of Teva Pharmaceuticals Ltd., Chief Executive Officer of H.L. Financial Services Ltd. and numerous positions in Bank Hapoalim. Mr. Desheh holds a B.A. in Economics and an M.B.A in Finance, both from Hebrew University of Jerusalem.

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

         Ray Rothrock has served as a director of the Company since November 1995. Mr. Rothrock has been a member of Venrock Associates, a venture capital firm, since 1988 and a General Partner of Venrock Associates since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

         David Rubner has served as a director of the Company since June 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital firm. Prior to starting this company, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held the positions of Chief Engineer, Vice President of Operations and Executive Vice President and General Manager of the telecommunications division of ECI Telecommunications Ltd. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. Mr. Rubner is a member of the Presidium of the Electronics Industries Association, was a recipient of the Industry Prize in 1995 and serves on the boards of directors of a number of companies.

         Alex Serge Vieux is Chairman, CEO and founder of DASAR Brothers, Inc., which he founded in 1990 and the owner of ETRE, the European Technology Roundtable Exhibition. He is a member of the board of several public and private technology companies including BVRP software, Cibox, Commerce One, Kyriba, madge, Thrunet and White Pajama. Mr. Vieux has served as a senior advisor to both government and industry and was lately named, for the second year in a row, one of the most influential people in the European technology community. Mr. Vieux is currently a visiting professor at the French University Paris Dauphine, where he is teaching telecommunications in the United States. Mr. Vieux is a graduate of the Institut d'Etudes Politiques in Paris and HEC. He also holds a law degree from the Universite de Paris II-Assas and an M.B.A. from Stanford University, where he was a Fulbright Scholar.


         Dr. Tal Shavit has served as a director of the Company since June 2000. Dr. Shavit is an organizational consultant who heads her own consulting firm, "Insight," which she founded 12 years ago. Dr. Shavit specializes in consulting to global high-tech companies, as well as venture capitalists and start-up companies, on international collaboration, mergers and acquisitions, and rapid organizational growth. She also lectures at the Technion-Israel Institute of Technology and the New York Polytechnic University on management.


         Except for Messrs. Shwed, Nacht and Kramer, as of February 28, 2002, none of the directors or executive officers of the Company owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Messrs. Shwed, Nacht and Kramer, see "Item 7 - Major Shareholders and Related Party Transactions."


BOARD COMPOSITION

         The Company's Articles of Association provide for a Board consisting of not less than six nor more than 12 members. Each director (other than an outside director, as explained below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors, other than nonemployee directors, devotes substantially all of his business time to the affairs of the Company. There are no family relationships among any of the directors, officers or key employees of the Company.

         The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director and may cancel such appointment. Any person, whether or not already a director, may act as an alternate and the same person may act as the alternate for several directors. An alternate has the number of votes equivalent to the number of the directors who appointed him. The term of appointment of an alternate director may be for one meeting of the Board or for a specified period or until notice is given of the cancellation of the appointment. To the Company's knowledge, no director currently intends to appoint any other person as a substitute director.

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

In addition, the NASDAQ National Market requires that companies listed thereon must have at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.


AUDIT COMMITTEE

         The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company's business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including both of the outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. In addition, the NASDAQ National Market requires the Company to establish an audit committee, at least a majority of whose members are independent of management. The responsibilities of the audit committee under the NASDAQ rules include evaluating the independence of a company's outside auditors. The Company's Audit Committee satisfies both the Israeli law and the NASDAQ National Market requirements.


COMPENSATION COMMITTEE

         The Company's Compensation Committee reviews and, as required, approves policies under which compensation is awarded to the Company's executive officers and key managers and oversees the administration of the Company's executive compensation programs, including the Company's stock option plans


COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate direct compensation of all 10 persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2001 was $2,638,637. In addition, the Company set aside $116,478 for pension and disability insurance for certain executive officers. This does not include amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Except for severance payments mandated by Israeli law for all employees employed in Israel, the Company does not have any agreements with those directors who are also officers of the Company providing for benefits upon termination of employment. The Company's directors who are officers will not receive compensation for serving as directors in 2002; the Company's directors who are not officers will receive compensation for serving as directors in 2002. From time to time, the Company grants options under its stock option plans (described below) to its officers and directors. As of February 28, 2002, the Company's officers and directors held options to purchase an aggregate of 9,681,000 shares under the Company's stock option plans.


STOCK OPTIONS

     Israel Stock Option Plan

         The Company's 1996 Israel Stock Option Plan (the "1996 Israel Plan") was adopted by the Board of Directors on April 12, 1996. The 1996 Israel Plan authorizes the issuance of up to 61,616,480 ordinary shares. As of February 28, 2002, 9,896,368 ordinary shares have been issued under the 1996 Israel Plan, options to purchase 18,641,087 ordinary shares were outstanding (including options incorporated from previous grants to employees in Israel prior to the adoption of the 1996 Israel Plan) and 33,079,025 shares remained available for future grant. The exercise prices range between $0.002 and $86.54. The 1996 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Pursuant to Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 1996 Israel Plan (excluding grantees who previously received options that were incorporated upon the adoption of the 1996 Israel Plan, and those who are not employees of the Company) are afforded certain tax benefits. In order to qualify for these benefits, the options are registered in the name of the Trust Company of Israel General Bank, as trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee until the expiration of two years from the date of the grant of the option. The 1996 Israel Plan provides for the options granted under the Plan to have a maximum exercise period of seven years from the date of grant, and for tax-qualified options to become exercisable in equal installments on the second, third, fourth and fifth anniversaries of the date of grant. Options that are not tax-qualified options may become exercisable beginning one year from the date of grant. Options that are not exercised will become available for further grant by the Board under the 1996 Israel Plan.

     United States Stock Option Plan

         The Company's 1996 United States Stock Option Plan (the "1996 U.S. Plan") was adopted by the Board of Directors on April 12, 1996 and was approved by the shareholders as the successor to the Company's 1995 Stock Option Plan (the "1995 Plan"). The 1996 U.S. Plan authorizes the issuance of up to 85,524,721 ordinary shares. As of February 28, 2002, 33,103,553 ordinary shares have been issued under the 1996 U.S. Plan, options to purchase 8,990,038 ordinary shares were outstanding (including options incorporated from the 1995
Plan) and options to purchase 43,431,130 ordinary shares remained available for future grant. Ordinary shares subject to outstanding options, including options granted under the 1995 Plan, which expire or terminate prior to exercise, will be available for future issuance under the 1996 U.S. Plan.

         Under the 1996 U.S. Plan, employees (including officers) and independent consultants may, at the discretion of the plan administrator, be granted options to purchase ordinary shares at an exercise price not less than 85% of the fair market value of such shares on the grant date (the Company does not intend to issue options at an exercise price of less than fair market value). Non-employee members of the Board of Directors will be eligible solely for automatic option grants under the 1996 U.S. Plan.

         The 1996 U.S. Plan is administered by the Compensation Committee of the Board. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under U.S. Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. In no event, however, may any one participant in the 1996 U.S. Plan acquire ordinary shares under the 1996 U.S. Plan in excess of 3,000,000 shares, exclusive of any option grants received prior to January 1, 1996.

         The exercise price for options granted under the 1996 U.S. Plan may be paid in cash. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may also permit the optionee to pay the exercise price through a promissory note payable in installments over a period of years. The amount financed may include any U.S. Federal or state income and employment taxes incurred by reason of the option exercise.

         The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1996 Plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the ordinary shares on the new grant date.

         In the event the Company is acquired by merger, consolidation or asset sale, the ordinary shares subject to each option outstanding at the time under the 1996 U.S. Plan will terminate to the extent not assumed by the acquiring entity. The Compensation Committee also has discretion to provide for the acceleration of one or more outstanding options under the 1996 U.S. Plan and the vesting of shares subject to outstanding options upon the occurrence of certain hostile tender offers.

         Under the automatic grant program contained in the 1996 U.S. Plan, each individual joining the Board as a non-employee director receives at that time, an automatic option grant for 30,000 ordinary shares. In addition, at each annual shareholders meeting, each non-employee director who is to continue to serve as a non-employee director after such annual meeting is automatically granted a fully vested option to purchase up to an additional 11,250 ordinary shares, provided that the director has served as a non-employee director for at least six months prior to the date of such annual meeting. The exact number of ordinary shares covered by the options to be granted to each non-employee director is determined by the other directors in office immediately prior to the date of his or her election or appointment, or the date of the annual meeting, as the case may be. Each option has an exercise price not less than the fair market value of the ordinary shares on the automatic grant date and a maximum term of 10 years, subject to earlier termination following the optionee's cessation of Board service. The option becomes exercisable in four equal annual installments over the optionee's period of Board service, beginning one year after the grant date. The Board may amend or modify the 1996 U.S. Plan at any time. The 1996 U.S. Plan will terminate on April 11, 2006, unless terminated sooner by the Board.


EMPLOYEE STOCK PURCHASE PLAN

         On November 24, 1996, the Company adopted an Employee Stock Purchase Plan (the "Purchase Plan"), which was ratified by the Company's shareholders. Under the Purchase Plan, 6,000,000 ordinary shares were authorized for issuance. As of February 28, 2002, 824,794 ordinary shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the United States Internal Revenue Code, is implemented by six-month offerings with purchases occurring at six-month intervals in February and July. The Compensation Committee of the Board administers the Purchase Plan. Employees of the Company's United States subsidiary are eligible to participate if they are employed for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may not exceed 15% of an employee's compensation, nor more than 1,875 shares per participant on any purchase date. The price of the ordinary shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the ordinary shares at the beginning of the six-month offering period or on the semi-annual purchase date. Employees may terminate their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation of the Company. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without shareholder approval, materially increase the number of ordinary shares available for issuance, alter the purchase price formula so as to reduce the purchase price payable for ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan terminates by its terms in July 2006.


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


EMPLOYEES

         As of February 28, 2002, the Company had 1,178 employees, of whom 326 were engaged in research, development, and quality assurance, 512 were engaged in marketing and sales, 210 were engaged in customer support and operations, and 130 were engaged in MIS, administration and finance. The Company believes that its relations with its employees are satisfactory.

         Substantially all of the Company's employees are located in Israel and the United States. With respect to its employees in Israel, the Company is subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel's General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers' organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. The Company meets this requirement by contributing on an ongoing basis towards "managers' insurance" funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. The Company is subject to the labor laws and regulations of other jurisdictions in the world where it has employees.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         The following table sets forth certain information regarding ownership of the Company's ordinary shares as of February 28, 2002 for each person who is known by the Company to own beneficially more than five percent of the Company's outstanding ordinary shares.

NAME OF TEN PERCENT                              AMOUNT BENEFICIALLY      PERCENTAGE OF
SHAREHOLDERS, OFFICERS AND DIRECTORS                     OWNED                CLASS
------------------------------------             -------------------      -------------

Gil Shwed..................................           27,048,996              11.0%
Marius Nacht...............................           25,371,796              10.4%
Shlomo Kramer..............................           13,780,650               5.7%


The Company is not directly or indirectly controlled by another corporation or by any foreign government. The Company's major shareholders do not have different voting rights with respect to their shares.


ITEM 8.      FINANCIAL INFORMATION

         CONSOLIDATED FINANCIAL STATEMENTS AND DIVIDEND POLICY

         The Company's Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this Annual Report by reference.

         The Company anticipates that it will retain any future earnings to support operations and to finance the growth and development of its business. In addition, tax-exempt income attributable to the Company's status as an "approved enterprise" under Israeli tax law can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company's Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Therefore, the Company does not expect to pay cash dividends for the foreseeable future.

         LEGAL PROCEEDINGS

         (a) On June 20, 2001, the Company, through its subsidiary in France received a formal request for information from the Directorate-General for Competition of the European Commission (the "Commission") regarding a complaint submitted by Stonesoft Corporation, a Finnish company alleging anti-competitive behavior, and in particular, alleging abuse of a dominant position held by the Company, and requesting that the Commission investigate the allegations and order injunctive relief. The Company responded to the Commission in a timely manner both to this and a subsequent request for information received on November 6, 2001, and has contested the existence of a dominant position or of infringing behavior on its part. The Company's legal counsel has advised that, where the Commission determines at the conclusion of a formal proceeding that a company has violated European competition rules, fines may be imposed up to a maximum of 10% of the Company's consolidated annual revenues as of the date of the last violation. Since responding to the Commission's second request for information, the Company has been engaging in discussions with the Commission with a view to resolving the matter in a manner acceptable to all sides and on the basis of which the complaint against it would be withdrawn and the investigation terminated. These discussions are ongoing. To date, the Commission has not initiated formal proceedings against the Company. Based on the opinion of the Company's management and its legal counsel, a provision was recorded in the financial statements as of December 31, 2001 in respect of probable costs arising from this matter.

         (b) On July 5, 1996, Checkpoint Systems, Inc. ("CSI") a manufacturer of theft prevention devices for retail stores filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI sought to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The District Court issued its opinion in the Company's favor on July 12, 2000, and the District Court's decision was affirmed on appeal during 2001. The judgment is now final and no longer appealable.

ITEM 9.      THE OFFER AND LISTING

         The Company's ordinary shares are traded publicly on the NASDAQ National Market under the symbol "CHKP."

The following table lists the high and low closing sale prices for the ordinary shares for the periods indicated as reported by the NASDAQ National Market:

                                                               HIGH          LOW
1997 ..................................................      $ 17.00      $  5.42
1998 ..................................................         7.96         2.17
1999 ..................................................        34.85         4.46
2000 ..................................................       113.33        30.54
2001 ..................................................       110.58        20.70
2000
First Quarter .........................................        93.29        30.54
Second Quarter ........................................        77.90        44.96
Third Quarter .........................................       106.83        70.19
Fourth Quarter ........................................       113.33        68.42
2001
First Quarter .........................................       110.58        45.31
Second Quarter ........................................        80.01        41.38
Third Quarter .........................................        50.95        20.70
Fourth Quarter ........................................        44.37        20.80
MOST RECENT SIX MONTHS
September 2001 ........................................        32.99        20.70
October 2001 ..........................................        33.33        20.80
November 2001 .........................................        42.48        30.31
December 2001 .........................................        44.37        37.31
January 2002 ..........................................        47.20        32.88
February 2002 .........................................        36.50        27.48


         On March 20 2002, the last reported sale price of the Company's Ordinary shares on the NASDAQ National Market was $30.18 per share. According to the Company's transfer agent, as of March 7 2002, there were approximately 268 holders of record of the Company's ordinary Shares. Approximately 250 holders of record held approximately 73% of the Company's ordinary shares in the United States.


ITEM 10. ADDITIONAL INFORMATION

         The objectives and purposes of the Company are to engage in any lawful activity everywhere in the world. In connection therewith, Check Point develops, markets and supports Internet security solutions for enterprise networks, and service providers (Telcos, ISPs, ASPs and MSPs), including Virtual Private Networks, firewalls, intranet and extranet security. The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over Internet Protocol networks including the Internet, intranets and extranets.

         The following is a summary of the material provisions of the Company's Articles of Association and related provisions of Israeli corporate law. This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see "Item 4 - Information on the Company - General" and "Item 19 - Exhibits."


DESCRIPTION OF SHARES

                  The Company's authorized share capital consists of 500,000,000 ordinary shares, NIS 0.01 nominal value, 5,000,000 Preferred Shares, NIS 0.01 nominal value, and 10 deferred shares, NIS 1 nominal value. The deferred shares are not entitled to any rights other than the right to receive their nominal value upon liquidation of the Company.

DESCRIPTION OF ORDINARY SHARES

         All issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have pre-emptive rights. Neither the Memorandum of Association, Articles of Association of the Company nor the laws of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of counties which are in a state of war with Israel.

         DIVIDEND AND LIQUIDATION RIGHTS. Subject to the rights of the holders of shares with preferential or other special rights which may be authorized in the future, holders of ordinary shares are entitled to receive dividends out of assets legally available therefore and, in the event of the winding up of the Company, to share ratably in all assets remaining after payment of liabilities, subject to applicable law.

         VOTING, SHAREHOLDER MEETINGS AND RESOLUTIONS. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         An annual general meeting is to be held once every calendar year at such time (within a period of not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than 50% of the voting rights of the issued share capital. A meeting adjourned for lack of quorum shall be adjourned to the same day in the next week at the same time and place, or to such time and place as the chairman may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. If at such reconvened meeting a quorum is not present within one half hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy will constitute a quorum, regardless of the number of shares represented.

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

         Israel's Companies Law requires that certain transactions, actions and arrangements be approved by the shareholders. Such transactions, actions and arrangements include: (i) arrangements with a director as to the term of office or compensation; (ii) certain extraordinary transactions (as defined in the Companies Law); and (iii) any action or extraordinary transaction involving a director or officer in which a majority of the Board or the statutory audit committee has a personal interest. See "Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders" below in this Item 10.

         TRANSFER OF SHARES AND NOTICES. Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely. Each shareholder of record is entitled to receive at least 21 days' prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date which shall be not more than 40 nor less than four days prior to the date of the meeting.

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

         PROVISIONS AFFECTING A POTENTIAL CHANGE OF CONTROL

         The Company's Articles of Association provide that the Company may not engage in any business combination with an interested shareholder for a period of three years following the date that such shareholder became an interested shareholder, unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder's becoming an interested shareholder; or (b) upon consummation of the transaction that resulted in the shareholder's becoming an interested shareholder, the interested shareholder owned at least 75% of the voting shares of the Company outstanding at the time the transaction commenced. A business combination includes: (i) any merger or consolidation involving the Company and the interested shareholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company, in a transaction involving the interested shareholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested shareholder; (iv) any transaction involving the Company that has an effect of increasing the proportionate share of the shares of any class or series of the Company of the Company beneficially owned by the interested shareholder; or (v) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company. In general, the Articles of Association define an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of the Company and any entity or person affiliated with, or more of the outstanding voting shares of the Company and any entity or person affiliated with, controlling or controlled by such entity or person.

         APPROVAL OF CERTAIN TRANSACTIONS; OBLIGATIONS OF DIRECTORS, OFFICERS AND SHAREHOLDERS

         The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in the company and such person's personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company's affairs which the office holder has received due to his or her position as an office holder. Each person listed in the table that appears at the beginning of "Item 6 - Directors, Senior Management and Employees" is an office holder of the Company.

         Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction with the company. In addition, if the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company's profitability, assets or liabilities.

         In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board of directors' approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company's interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the board of directors and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter.

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

         Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

     o   any amendment to the Articles of Association;

     o   an increase of the company's authorized share capital;

     o   a merger; or

     o approval of interested party transactions that require shareholder approval.

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


         INDEMNIFICATION OF DIRECTORS AND OFFICERS; LIMITATIONS ON LIABILITY

         Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator's decision approved by a court, and (b) reasonable litigation expenses, including attorneys' fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. The Company's Articles of Association allow for insurance and indemnification of office holders to the fullest extent permitted by law. The Company has entered into indemnification, insurance and exculpation agreements with its directors and senior officers, following shareholder approval of these agreements. The Company has directors' and officers' liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.


         BORROWING POWER: AMENDMENT OF RIGHTS OF ORDINARY SHARES

         The Company's Articles of Association grant broad powers to the Board of Directors to authorize the Company to borrow funds, repay borrowings, make guarantees and grant security interests in borrowings. The Company's Articles of Association provide that the rights and provisions of the ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75 percent of the outstanding ordinary shares voting at a duly convened shareholders' meeting.





         ISRAELI TAXATION, FOREIGN EXCHANGE REGULATION AND INVESTMENT PROGRAMS

         The following is a summary of the material Israeli and United States tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting the Company. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

ISRAELI TAX CONSIDERATIONS

Proposed Tax Changes

         On May 4, 2000, a committee chaired by the then Director General of the Israeli Ministry of Finance, issued a report recommending significant changes in the Israeli system of taxation. The proposed changes would have significantly altered the taxation of individuals, and would also have affected corporate taxation. In particular, the proposed changes would have reduced, but not eliminated, the tax benefits available to "approved enterprises" such as the Company's. The proposed changes would also have imposed a capital gains tax on individuals on the sale of shares, unless the selling shareholder is entitled to benefits under a tax treaty. In the interim there have been significant political and economic changes. On February 26, 2002 the Minister of Finance appointed a new committee to recommend tax reforms, and this committee is expected to submit a report within 90 days. The Company cannot be certain whether the proposed changes will be adopted, when it will be adopted or what form any changes will ultimately take.


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

         The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an "approved enterprise." Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. Income derived from activity that is not integral to the activity of the enterprise should not be divided between the different enterprises and should not enjoy tax benefits.

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

         A Foreign Investors Company ("FIC"), as described in the Investment Law, may enjoy benefits for a period of up to 10 years, or 12 years if it complies with certain export criteria stipulated in the Investment Law. A FIC is a company of which more than 25% of its shareholders are foreign residents.

         A company owning an approved enterprise may elect to receive an alternative package of benefits. Under the alternative package, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and 10 years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder of the benefits period.

         The Company has been granted "approved enterprise" status by the Israeli government for the Company's capital investment plans. The Approved Enterprise status allows for a tax holiday for a period of two to four years and a reduced corporate tax rate of 10%-25% for an additional six to eight years on the respective investment plans' proportionate share of taxable income. The tax benefits under these investment plans are scheduled to gradually expire from 2004 to 2013. Dividends from approved enterprises are taxable at the reduced rate of 15% if distributed during the tax exemption period or within 12 years thereafter (this time limit does not apply to an FIC). Tax must be withheld at source, regardless of whether the dividend is converted into foreign currency.

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

         The Investment Center of the Ministry of Industry and Commerce bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the consumer price index linkage adjustment and interest.

         The Company has derived, and expects to continue to derive, a substantial portion of its income from its "approved enterprise" facilities. Subject to compliance with applicable requirements, income derived from its Approved Enterprise facility will be tax exempt for a period of two to four years and after will be subject to a reduced company tax of up to 25% depending on the extent of foreign shareholders holding the Company's ordinary shares for the following three to eight years.

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


Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

         According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Company currently qualifies as an "Industrial Company" within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to certain preferred corporate tax benefits such as:

     o   Deduction of public offering expenses;

     o Deduction of purchases of know-how and patents utilized in the development or advancement of their enterprise, over an eight-year period for tax purposes; and

     o   Accelerated depreciation rates on equipment and buildings.

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

         Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index (CPI).

         Under Law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar for a "foreign investors' company." The Company elected to measure its results for tax purposes on the basis of the changes in the Israeli CPI. Beginning January 1, 2002, the basis will be changes in the exchange rate of the U.S. dollar.

         In November 2001, an amendment to the Inflationary Adjustments Law (Amendment No. 41), 2001 was passed by the Israeli Knesset, pursuant to which until February 28 2002, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the Inflationary Adjustments Law, in whole or in part, will not apply with respect to a tax year if the CPI in that year did not exceed 3%. On February 28 2002, the finance committee of the Knesset determined that the Inflationary Adjustments Law will apply to all entities in 2001, although the Israeli CPI did not exceed 3% in 2001.

         Gains on certain traded securities, which are normally exempt from tax, are taxable in certain circumstances. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. One of the net effects of the Inflationary Adjustments Law is that the Company's taxable income for Israeli corporate tax purposes will be different from the Company's dollar income reflected in our financial statements, which are based on changes in the shekel exchange rate with respect to the dollar.


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

         Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "United States- Israel Tax Treaty"), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a "Treaty United States Resident") generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company's voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company's voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Holders of Ordinary Shares

         Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a United States corporation and holds 10% or more of the Company's voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

         Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.


Foreign Exchange Regulations

         Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.


                       UNITED STATES FEDERAL INCOME TAXES

         The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares ("U.S. Shareholders"); (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers , tax-exempt organizations and foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company's outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the dollar, or (g) any aspect of state, local or non-United States tax law.

         THE FOLLOWING SUMMARY DOES NOT ADDRESS THE IMPACT OF AN INVESTOR'S INDIVIDUAL TAX CIRCUMSTANCES. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL OR FOREIGN TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Dividends Paid on the Ordinary Shares

         A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder's tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends, generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution.

Credit for Israeli Taxes Withheld

         Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares generally will be eligible for credit against a U.S. Shareholder's United States federal income tax liability at such U.S. Shareholder's election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares generally will be classified as foreign source "passive income" for the purpose of computing a U.S. Shareholder's foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

Disposition of the Ordinary Shares

         The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder's tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder's holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status

         Based upon its current and projected income, assets and activities, the Company believes that it is not currently a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes and will not be a PFIC for any subsequent year. The Company would be classified as a PFIC if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value produce or are held for the production of passive income. For this purpose passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income. If the Company were a PFIC for any taxable year during a U.S. Shareholder's holding period, and the U.S. Shareholder does not timely elect to treat the Company as a "qualified electing fund" under Section 1295 of the Code or elect to mark the ordinary shares to market, a U.S. Shareholder would be subject to special tax rules on the receipt of an "excess distribution" on the ordinary shares (generally, a distribution to the extent that it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the ordinary shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder's holding period for the ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or "excess distribution" cannot be offset by any net operating losses. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death and instead will have a tax basis equal to the decedent's tax basis if lower than fair market value.

         U.S. Shareholders may avoid taxation under the rules described above by making (i) a "qualified electing fund" election for the first taxable year in which the Company is a PFIC to include such holder's share of the Company's ordinary earnings and net capital gain on a current basis or (ii) a "deemed sale" election in a subsequent year along with a qualified electing fund election if the Company is still classified as a PFIC. However, a U.S. Shareholder may make a qualified electing fund election only if the Company agrees to furnish the U.S. Shareholder annually with certain tax information. The Company does not presently prepare or provide such information, and such information may not be available to U.S. Shareholders if the Company is subsequently determined to be a PFIC.

         U.S. Shareholders holding "marketable shares" (which the Company considers the ordinary shares to be) in a PFIC may make an election to "mark-to-market" the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder's adjusted basis in such stock. The U.S. Shareholder generally will be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder's adjusted tax basis in the ordinary shares generally will be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

         If a U.S. Shareholder makes one of these two elections, distributions and gain will not be recognized ratably over the U.S. Shareholder's holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by the Company.

         A U.S. Shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

         A number of specific rules and requirements apply to both of these elections and a U.S. Shareholder is urged to consult his or her tax advisor concerning these elections.

Information Reporting and Back up Withholding.

         Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the rate of 30%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 ("Request for Taxpayer Identification Number and Certification"). Finalized Treasury Regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply. Amounts withheld as backup withholding may be credited against a U.S. Shareholder's federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.


ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

              Market risks relating to the Company's operations result primarily from weak economic conditions in the markets in which the Company sells its products and from changes in exchange rates or in interest rates. Other than forward exchange currency contracts and forward rate agreements described below which are used for hedging cash flow in transactions not denominated in U.S. dollars, the Company does not use derivative financial instruments in its investment portfolio.

The table below presents principal amounts and related weighted average rates by date of maturity for the Company's investments in cash and cash equivalents, deposits and marketable securities held as of December 31, 2001

(In thousands, except percentages)



                                                                                                                     FAIR VALUE
                                                                                                      TOTAL BOOK     AT DEC. 31,
                                                             MATURITY                                    VALUE          2001
------------------------------  ------------------------------------------------------------------   -------------   ----------
                                   2002           2003         2004          2005         2006
------------------------------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
Government
  and corporate
  securities -
Floating interest   Book
  rate**            Value       $    40,794   $    18,993   $    5,699   $     3,393   $    41,699   $     110,578   $  112,855
                    ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    WAIR*              2.19%         3.15%        2.85%         3.66%         5.54%           3.70%
------------------  ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
Government and
  corporate
  securities -
Fixed interest      Book
  rate              Value       $   114,842   $    82,441   $   90,852   $   158,959   $   127,689   $     574,783   $  583,581
                    ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    WAIR*              4.81%         5.94%        5.98%         6.89%         5.36%           5.49%
------------------  ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
Money market        Book
  fund              Value       $   219,068            --           --            --            --   $     219,068   $  219,068
                    ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    WAIR*              1.97%           --           --            --            --            1.97%
------------------  ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    Book
Deposits            Value       $   112,253   $     8,635           --   $     3,000            --   $     123,888   $  123,306
                    ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    WAIR*              3.74%         3.40%          --          7.00%           --            3.80%
------------------  ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    Book
Total               Value       $   486,957   $   110,069   $   96,551   $   165,352   $   169,388   $   1,028,317   $1,038,810
                    ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------
                    WAIR*              3.06%         5.25%        5.79%         6.82%         5.41%           4.55%
------------------  ----------  -----------   -----------   ----------   -----------   -----------   -------------   ----------

* Weighted Average Interest Rate

** Based upon LIBOR as of December 31, 2001

FOREIGN CURRENCY RISK

         Most of the Company's sales are denominated in U.S. dollars. In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate, and thus the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar (principally cash and cash equivalents, short-term deposits and liabilities) are remeasured into US dollars using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

         The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese yen with forward and option contracts. The Company monitors its foreign currency exposures daily to maximize the overall effectiveness of its foreign currency hedge positions. If these derivatives meet the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings.

         In order to hedge portions of its risk of overall changes in cash flows resulting from forecasted export sales over the next year, the Company has instituted a foreign currency cash flow hedging program with zero cost-collar contracts. As of December 31, 2001, the Company expects to reclassify $2,909 thousands of unrealized gains on hedging derivative instruments, from accumulated other comprehensive income to earnings during the next 12 months, in line with actual export sales. Also, the Company enters into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated customers' balances.

         As of December 31, 2001, the Company's management believes that because the above transactions are carried out with well-established institutions, liabilities owing to the Company will be fulfilled. Total outstanding transactions to sell/purchase U.S. dollars in exchange for the Japanese yen were in the amount of $ 9.1 million. The above transactions were for a period of three months. As of December 31, December 2001, the Company accumulated other comprehensive income of $2.9 million with zero cost-collar contracts.


INTEREST RATE RISK

         The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment in marketable securities. The Company's marketable securities are comprised of U.S. and European government and corporate debt instruments. The fair value of the Company's long and short-term securities is based upon their market values as of December 31, 2001.

         The Company has entered into forward rate agreements ("FRA",) designated as a cash flow hedge that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreement, thus reducing the impact of the interest rate changes on future interest income. As of December 31, 2001, approximately $125 million of the Company's outstanding short term debt had its interest income designated as hedged forecasted transactions with no material effect on the Company's financial position or operating results.

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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed. As of December 31, 2001, the net proceeds from the Company's initial public offering had been used to pay for fixed assets, research and development costs, hiring employees and general working capital. None of the net proceeds from the Company's initial public offering were paid, directly or indirectly, to any of our directors, officers or any of their associates, or to any person owning ten percent or more of any class of equity securities, or any of the Company's affiliates.


ITEM 15.     RESERVED.


ITEM 16.     RESERVED.


                                    PART III



ITEM 17.     FINANCIAL STATEMENTS

The Company has responded to Item 18.


ITEM 18.     FINANCIAL STATEMENTS

See pages F-1 to F-25 incorporated herein by reference.


ITEM 19.      EXHIBITS

                  1 Articles of Association (incorporated by reference to Exhibit 2.5 to the Company's annual report on Form 20-F for the year ended December 31, 2000)

             99.4.1 Form of Indemnification Agreement between the Company and its officers and directors

                  8 List of subsidiaries (incorporated by reference to "Item 4 - Information on the Company - Organizational Structure" in this Annual Report on Form 20 F)

               99.10 Consent of Kost Forer & Gabbay, a member of Ernst & Young International

                                   SIGNATURES





         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.







                                   CHECK POINT SOFTWARE TECHNOLOGIES LTD.



                                   By: /s/ Gil Shwed
                                       --------------------------------
                                       Gil Shwed
                                       Chief Executive
                                       Officer and Chairman of the Board



                                   By: /s/ Eyal Desheh
                                       --------------------------------
                                       Eyal Desheh
                                       Chief Financial Officer




Date:  March 21, 2002

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.

                              AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2001


                                 IN U.S. DOLLARS




                                      INDEX


                                                                        PAGE
                                                                     ----------
REPORT OF INDEPENDENT AUDITORS                                          F-2

CONSOLIDATED BALANCE SHEETS                                             F-3

CONSOLIDATED STATEMENTS OF INCOME                                       F-4

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 F6 - F-7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                           F-8 - F-25



                                   ---------

                           [ERNST & YOUNG LETTERHEAD]




                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                     CHECK POINT SOFTWARE TECHNOLOGIES LTD.



         We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Check Point Software Technologies Ltd.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.





Tel-Aviv, Israel                                  KOST FORER & GABBAY
January 14, 2002                        A Member of Ernst & Young International

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                 DECEMBER 31,
                                                                         -------------------------
                                                                            2000           2001
                                                                         ----------     ----------
    ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                            $  157,203     $  219,068
    Short-term bank deposits                                                209,974        112,253
    Marketable securities                                                    71,213        155,636
    Trade receivables, net                                                   84,381         74,294
    Other accounts receivables                                               17,637         19,165
                                                                         ----------     ----------

TOTAL CURRENT ASSETS                                                        540,408        580,416
                                                                         ----------     ----------

LONG-TERM INVESTMENTS                                                       219,309        542,276
                                                                         ----------     ----------

PROPERTY AND EQUIPMENT, NET                                                  11,638         13,248
                                                                         ----------     ----------

OTHER ASSETS                                                                  6,284          6,968
                                                                         ----------     ----------

                                                                         $  777,639     $1,142,908
                                                                         ==========     ==========
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                        $    3,644     $    4,945
   Employees and payroll accruals                                            33,243         26,153
   Deferred revenues                                                        121,202         95,703
   Accrued expenses and other liabilities                                    69,101         98,583
                                                                         ----------     ----------

TOTAL CURRENT LIABILITIES                                                   227,190        225,384
                                                                         ----------     ----------

ACCRUED SEVERANCE PAY, NET                                                    1,166          1,796
                                                                         ----------     ----------

SHAREHOLDERS' EQUITY:
   Share capital -
   Authorized: 500,000,000 ordinary shares of NIS 0.01 par value;
   10 deferred shares of NIS 1 par value; 5,000,000 preferred shares of NIS 0.01 par value as of December 31, 2000 and 2001
   Issued and outstanding: 235,464,986 ordinary shares, 1 deferred share and no preferred shares as of December 31, 2000;
   242,824,021 ordinary shares, 1 deferred share and no preferred
   shares as of December 31, 2001                                               723            735
   Additional paid-in capital                                               102,303        143,907
   Accumulated other comprehensive income                                        --          2,909
   Retained earnings                                                        446,257        768,177
                                                                         ----------     ----------

TOTAL SHAREHOLDERS' EQUITY                                                  549,283        915,728
                                                                         ----------     ----------

                                                                         $  777,639     $1,142,908
                                                                         ==========     ==========

The accompanying notes are an integral part of the consolidated financial statements.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


                                              YEAR ENDED DECEMBER 31,
                                    ----------------------------------------
                                       1999           2000           2001
                                    ----------     ----------     ----------
REVENUES:
  Products sales                    $  172,270     $  326,998     $  374,026
  Services                              47,297         98,285        153,617
                                    ----------     ----------     ----------

                                       219,567        425,283        527,643
                                    ----------     ----------     ----------
COST OF REVENUES:
  Product sales                          7,613         10,881          5,760
  Services                              14,810         24,384         20,811
                                    ----------     ----------     ----------

                                        22,423         35,265         26,571
                                    ----------     ----------     ----------

GROSS PROFIT                           197,144        390,018        501,072
                                    ----------     ----------     ----------

OPERATING EXPENSES:
  Research and development, net         18,923         30,309         33,221
  Sales and marketing                   68,229        110,003        109,086
  General and administrative            13,069         20,409         22,002
                                    ----------     ----------     ----------

TOTAL OPERATING EXPENSES               100,221        160,721        164,309
                                    ----------     ----------     ----------

OPERATING INCOME                        96,923        229,297        336,763
FINANCIAL INCOME, NET                   12,962         29,147         44,760
                                    ----------     ----------     ----------

INCOME BEFORE TAXES ON INCOME          109,885        258,444        381,523
TAXES ON INCOME                         14,104         37,231         59,603
                                    ----------     ----------     ----------

NET INCOME                          $   95,781     $  221,213     $  321,920
                                    ==========     ==========     ==========

BASIC NET EARNINGS PER SHARE        $     0.43     $     0.95     $     1.34
                                    ==========     ==========     ==========

DILUTED NET EARNINGS PER SHARE      $     0.39     $     0.84     $     1.25
                                    ==========     ==========     ==========



The accompanying notes are an integral part of the consolidated financial statements.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                              ACCUMULATED
                                                                  ADDITIONAL     OTHER                     TOTAL         TOTAL
                                                        SHARE      PAID-IN   COMPREHENSIVE   RETAINED  COMPREHENSIVE SHAREHOLDERS'
                                                       CAPITAL     CAPITAL   INCOME (LOSS)   EARNINGS     INCOME        EQUITY
                                                      ---------   ---------- -------------  --------- -------------- -------------
Balance as of January 1, 1999                         $     114   $  46,776    $    (446)   $ 129,263                 $ 175,707
  Tax benefit related to exercise of stock options           --       4,909           --           --                     4,909
  Stock split effected as a stock dividend (100%)           116        (116)          --           --                        --
  Issuance of shares upon exercise of options
   (10,243,356 shares)                                        4      15,661           --           --                    15,665
  Comprehensive income:
     Unrealized holding gains on available-for-sale
      marketable securities                                  --          --          446           --   $     446           446
     Net income                                              --          --           --       95,781      95,781        95,781
                                                      ---------   ---------    ---------    ---------   ---------     ---------
  Total comprehensive income                                                                            $  96,227
                                                                                                        =========

Balance as of December 31, 1999                             234      67,230           --      225,044                   292,508
  Tax benefit related to exercise of stock options           --       9,730           --           --                     9,730
  Stock split effected as a stock dividend (100%)           236        (236)          --           --                        --
  Issuance of shares upon exercise of options
   (7,551,908 shares)                                        12      25,820           --           --                    25,832
  Stock split effected as a stock dividend (50%)            241        (241)          --           --                        --
  Comprehensive income:
     Net income                                              --          --           --      221,213   $ 221,213       221,213
                                                      ---------   ---------    ---------    ---------   ---------     ---------
   Total comprehensive income                                                                           $ 221,213
                                                                                                        =========

Balance as of December 31, 2000                             723     102,303           --      446,257                   549,283
  Tax benefit related to exercise of stock options           --       5,345           --           --          --         5,345
  Issuance of shares upon exercise of options
   (7,314,402 shares)                                        12      37,724           --           --          --        37,736
   Purchase of stock dividend
      for fractional shares                                  --      (1,465)                                             (1,465)
  Comprehensive income:
     Unrealized gains on hedging derivative
      instruments                                            --          --        2,909           --   $   2,909         2,909
     Net income                                              --          --           --      321,920     321,920       321,920
                                                      ---------   ---------    ---------    ---------   ---------     ---------
   Total comprehensive income                                                                           $ 324,829
                                                                                                        =========

Balance as of December 31, 2001                       $     735   $ 143,907    $   2,909    $ 768,177                 $ 915,728
                                                      =========    =========    =========   =========                 =========


The accompanying notes are an integral part of the consolidated financial statements.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                      YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------
                                                              1999            2000            2001
                                                           ----------      ----------      ----------
Cash flows from operating activities:
Net income                                                 $   95,781      $  221,213      $  321,920
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                                 3,603           7,107          10,354
  Deferred income taxes, net                                   (1,103)         (4,312)           (240)
  Decrease (increase) in trade receivables, net               (20,893)        (36,742)         10,087
  Decrease (increase) in other receivables and prepaid
     expenses                                                  (3,507)         (7,970)            939
  Increase (decrease) in trade payables                         1,917          (1,328)          1,301
  Increase (decrease) in employees and payroll
     accruals                                                   8,068          17,611          (7,090)
  Increase in accrued expenses and other liabilities           11,555          44,492          29,482
  Increase (decrease) in deferred revenues                     44,201          65,203         (25,499)
  Increase in tax benefit related to exercise of stock
    options                                                     4,909           9,730           5,345
  Increase in accrued severance pay, net                          273             540             630
  Other                                                          (456)            117             (54)
                                                           ----------      ----------      ----------

Net cash provided by operating activities                     144,348         315,661         347,175
                                                           ----------      ----------      ----------

Cash flows from investing activities:
Proceeds from short-term bank deposits                         50,308         160,035         216,980
Investment in short-term bank deposits                       (108,743)       (144,414)       (103,749)
Proceeds from held-to-maturity marketable securities           20,854          40,523         186,620
Investment in held-to-maturity marketable securities          (45,030)       (249,073)       (603,119)
Proceeds from sale of investment                                1,694              --              --
Investment in long-term bank deposits                         (60,328)         (7,000)         (8,635)
Investment in privately held companies                           (377)         (1,145)             --
Purchase of property and equipment                             (6,083)         (9,051)         (9,678)
                                                           ----------      ----------      ----------

Net cash used in investing activities                        (147,705)       (210,125)       (321,581)
                                                           ----------      ----------      ----------

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of
  options                                                      15,665          25,832          37,736
Purchase of stock dividend
     fractional shares                                             --              --          (1,465)
                                                           ----------      ----------      ----------

Net cash provided by financing activities                      15,665          25,832          36,271
                                                           ----------      ----------      ----------

Increase in cash and cash equivalents                          12,308         131,368          61,865
Cash and cash equivalents at the beginning of the year         13,527          25,835         157,203
                                                           ----------      ----------      ----------

Cash and cash equivalents at the end of the year           $   25,835      $  157,203      $  219,068
                                                           ==========      ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES


CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                              YEAR ENDED DECEMBER 31,
                                                     ----------------------------------------
                                                        1999           2000           2001
                                                     ----------     ----------     ----------
Supplemental disclosure of cash flow activities:

Cash paid during the year for income taxes           $    7,327     $   14,472     $   20,770
                                                     ==========     ==========     ==========



The accompanying notes are an integral part of the consolidated financial statements.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 1:- GENERAL

         Check Point develops, markets and supports Internet security solutions for enterprise networks, and service providers (Telcos, ISPs, ASPs and MSPs), including Virtual Private Networks (VPNs), firewalls, intranet and extranet security. The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over Internet Protocol ("IP") networks--including the Internet, intranets and extranets. Check Point product offerings also include traffic control/quality of service (QoS) and IP address management. Check Point products are fully integrated as a part of the Company's Secure Virtual Network (SVN) architecture and provide centralized management, distributed deployment, and comprehensive policy administration. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with best of breed hardware, security applications and enterprise software applications.

         The Company's revenues are derived from the sales of Internet security and virtual private networking solutions (FireWall-1 and VPN-1 product families), Quality of Service (Flood Gate-1), IP address management (Meta IP) and related software subscription, support and training program offerings. The Company sells its software products worldwide through channel partners: distributors, Value Added Resellers (VAR's), system integrators, Original Equipment Manufacturers ("OEMs") and Managed Service Providers (MSP's).

         No customer accounted for more than 10% of the Company's revenues in 2000 or 2001. During 1999, approximately 12% of revenues were derived from a single customer.


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

         The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

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

         b.       Financial statements in United States dollars:

                  Most of the Company's revenues are denominated in United States dollars ("dollars"). In addition, a substantial portion of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52 "Foreign Currency Translation." All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         c.       Principles of consolidation:

                  The consolidated financial statements include the accounts of Check Point Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

         d.       Cash equivalents:

                  Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

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

         f.       Investments in marketable securities:

                  The Company accounts for investments in debt and equity securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

                  Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortizations, interest and declines in value considered to be other than temporary, are included in financial income, net.

         g.       Investments in privately held companies:

                  Investments in non-marketable, privately held companies are recorded at the lower of cost or estimated fair value since the Company does not have the ability to exercise significant influence over operating and financial policies of the investee.

         h.       Comprehensive income:

                  The Company accounts for comprehensive income under the provisions of SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income represents the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity except those resulting from investments by, and distributions to, owners.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         i.       Property and equipment:

                  Property and equipment are stated at cost less accumulated depreciation and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from two to ten years. Leasehold improvements are amortized by the straight-line method over the term of the lease.

                  The Company periodically assesses the recoverability of the carrying amount of property and equipment, providing for any possible impairment losses, based on the difference between the carrying amount and fair value of such assets in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As of December 31, 2001, no impairment losses have been identified.

         j.       Research and development costs:

                  Research and development costs, net of grants received, are charged to the statement of income as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

                  Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

         k.       Revenue recognition:

                  The Company derives its revenues from license fees for its products, software subscriptions, specified upgrades, support, consulting services and training programs. The Company sells its products primarily through channel partners, which are all considered end-users.

                  The Company accounts for software sales in accordance with Statement of Position ("SOP") No. 97-2, "Software Revenue Recognition," as amended. SOP 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the element. The Company has adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all multiple-element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the "residual method" when vendor specific objective evidence ("VSOE") of fair value exists for all undelivered elements and VSOE does not exist for the delivered elements, and when all other revenue recognition criteria are met.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company maintains certain provisions for product returns and rebates in accordance with SFAS No. 48, "Revenue Recognition when Right of Return Exists," and based on its experience. Such provisions amounted to $ 10,050 and $ 1,377 as of December 31, 2000 and 2001, respectively. The Company periodically considers arrangements regarding certain customers with payment terms extending beyond the company's customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is deferred and recognized when payments become due from the customer providing that all other revenue recognition criteria have been met.

                  Software subscription, specified upgrades, support, consulting services and training program revenues included in multiple element arrangements are deferred and either recognized on a straight-line basis over the term of the software subscription and support agreement or when services are performed. The VSOE of fair value of the undelivered elements (software subscription, specified upgrades, support, consulting services and training) is generally determined based on the price charged for the undelivered element when sold separately.

         l.       Severance pay:

                  The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the net increase in its funded or unfunded severance liability. Employees are entitled to one month's salary for each year of employment, or portion thereof. The Company's liability is fully provided by monthly payments deposited with insurers and by an accrual established by the Company to cover the portion of this liability not covered by the Company's deposits. This liability is presented as accrued severance pay, net.

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits. The amount of deposited funds as of December 31, 2000 and 2001 was $ 1,937 and $ 2,757, respectively.

                  Severance expenses for the years ended December 31, 1999, 2000 and 2001, were $ 1,152, $ 1,549 and $ 1,997, respectively.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         m.       Income taxes:

                  The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting For Income Taxes." SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

         n.       Advertising expenses:

                  Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31,1999, 2000 and 2001, were $ 9,570, $ 14,431 and $ 15,516, respectively.

         o.       Concentrations of credit risk:

                  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term deposits. The majority of the Company's cash and cash equivalents, short-term deposits and long-term deposits are invested in dollar and dollar linked investments and are deposited in major banks mainly in the U.S. and Europe. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

                  The Company's trade receivables are geographically diversified and derived from sales to customers mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its customers. The allowance for doubtful accounts is determined with respect to specific debts that are doubtful of collection amounting to $ 2,972 and $ 7,000 as of December 31, 2000 and 2001, respectively.

                  The Company's marketable securities include investments which are considered by management to be financially sound, in debentures of U.S. corporations and the Israeli Government. . The Company's investments in debts are diversified among high-quality credit securities, in accordance with the Company's investment policy.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         p.       Derivatives and hedging:

                  The Company accounts for derivatives and hedging based on SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. The adoption of SFAS No. 133 had no cumulative effect on income and on accumulated other comprehensive income.

                  The Company hedges the exposure of anticipated revenues and assets denominated in foreign currencies with forward and option contracts. In order to hedge portions of its risk of overall changes in cash flows resulting from forecasted export sales over the next year, the Company has instituted a foreign currency cash flow hedging program with zero cost-collar contracts. As of December 31, 2001, the Company expects to reclassify $2,909 of the unrealized gains on these hedging derivative instruments, from accumulated other comprehensive income to earnings during the next twelve months, in line with actual export sales. In addition, the Company enters into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated customers' balances.

                  The Company has also entered into forward rate agreements ("FRA",) designated as a cash flow hedge that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreement, thus reducing the impact of the interest rate changes on future interest income. As of December 31, 2001, approximately $125 million of the Company's outstanding short term debt had its interest income designated as hedged forecasted transactions with no material effect on the Company's financial position or operating results.

                  As of December 31, 2001, the Company's management believes that because the above transactions are carried out with well established institutions, liabilities owing to the Company will be fulfilled.

         q.       Basic and diluted earnings per share:

                  Basic net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with FASB Statement No. 128, "Earnings Per Share."

                  The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net income, since they would have an anti-dilutive effect, were 1,503,050, 694,128 and 2,658,141 for 1999, 2000 and 2001,
                  respectively.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONT.)

         r.       Accounting for stock-based compensation:

                  The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees," and Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" in accounting for its employee stock option plans. Under APB Opinion No. 25, when the exercise price of the Company's share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," are provided in Note 9d.

         s.       Fair value of financial instruments:

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  1. The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximate their fair values due to the short-term maturities of these instruments.

                  2. The fair value of marketable securities is based on quoted market prices (see Notes 3 and 4).

                  3. The carrying amount of the Company's long-term deposits is estimated by discounting the future cash flows using the current interest rates for deposits of similar terms and maturities (see Note 4).

                  4. The fair value of derivative instruments (used for hedging purposes) is estimated by obtaining current quotes from investment bankers.

         t.       Impact of recently issued accounting standards:

                  In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142 "Goodwill and Other Intangible Assets." SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The provision of SFAS 141 and SFAS 142 will not have any effect on the Company's financial position or operating results.

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)


                  In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144, is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company expects to adopt FAS 144 as of January 1, 2002 and it does not expect that such adoption will have any impact on the Company's financial position or results of operations.


         u.       Reclassification:

                  Certain prior year amounts have been reclassified to conform with their current period presentation.


NOTE 3:-      MARKETABLE SECURITIES

                                                                  GROSS UNREALIZED
                                              AMORTIZED COST           GAINS           ESTIMATED FAIR VALUE
                                           -------------------   -------------------   --------------------
                                               DECEMBER 31,         DECEMBER 31,           DECEMBER 31,
                                           -------------------   -------------------   --------------------
                                             2000       2001       2000       2001       2000       2001
                                           --------   --------   --------   --------   --------   --------
              U.S. corporate debt          $ 55,519   $155,241   $    108   $   4591   $ 55,627   $159,832
                                           ========   ========   ========   ========   ========   ========
              Israeli Government
                Debt                       $ 15,694   $    395   $    255   $      4   $ 15,949   $    399
                                           ========   ========   ========   ========   ========   ========

NOTE 4:-      LONG-TERM INVESTMENTS

              As of December 31, 2000 and 2001, all of the Company's securities are classified as held-to-maturity.

              Long-term investments which are due from one through five years are composed as follows:

                                                                        DECEMBER 31,
                                                                    -------------------
                                                                      2000       2001
                                                                    --------   --------
              U.S. corporate debt (a)                               $180,110   $529,725
              Israeli Government debt and deposits (a)                18,942         --
              Deposits                                                18,510     11,635
              Investments in privately held companies                  1,747        916
                                                                    --------   --------
                                                                    $219,309   $542,276
                                                                    ========   ========

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)

              (a)    Composed as follows:

                                                                         GROSS UNREALIZED GAIN
                                                   AMORTIZED COST              (LOSSES)             ESTIMATED FAIR VALUE
                                                ---------------------    ----------------------    ---------------------
                                                     DECEMBER 31,             DECEMBER 31,              DECEMBER 31,
                                                ---------------------    ----------------------    ---------------------
                                                   2000        2001         2000         2001         2000        2001
                                                ---------   ---------    ---------    ---------    ---------   ---------
                     U.S. corporate debt        $ 180,110   $ 529,725    $  (2,650)   $   6,480    $ 177,460   $ 536,205
                     Israeli Government
                     debt                          18,942          --          638           --       19,580          --
                     Deposits                      18,510      11,635           --         (582)      18,510      11,053
                                                ---------   ---------    ---------    ---------    ---------   ---------

                                                $ 217,562   $ 541,360    $  (2,012)   $   5,898    $ 215,550     547,258
                                                =========   =========    =========    =========    =========   =========


NOTE 5:-      PROPERTY AND EQUIPMENT

                                                                  DECEMBER 31,
                                                               -----------------
                                                                2000      2001
                                                               -------   -------
              Cost:
                  Computers and peripheral equipment           $19,624   $25,272
                  Office furniture and equipment                 3,855     4,866
                  Other                                          2,590     2,966
                                                               -------   -------

                                                                26,069    33,104
              Accumulated depreciation                          14,431    19,856
                                                               -------   -------

              Depreciated cost                                 $11,638   $13,248
                                                               =======   =======

              Depreciation expenses amounted to $ 3,570, $ 7,107 and $ 8,068 for 1999, 2000 and 2001, respectively.

NOTE 6:-      ACCRUED EXPENSES AND OTHER LIABILITIES


              Income taxes payable                             $25,109   $56,299
              Marketing expenses payable                        18,862    18,676
              Other                                             25,130    23,608
                                                               -------   -------
                                                               $69,101   $98,583
                                                               =======   =======

NOTE 7:-      COMMITMENTS AND CONTINGENT LIABILITIES

              a.     Lease commitments:

                     The facilities of the Company are rented under operating leases for periods ending through 2006.

                     Future minimum lease commitments under non-cancelable operating leases for the years ended December 31, are as follows:

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)

                     2002               $ 6,786
                     2003                 2,901
                     2004                 2,305
                     2005                 2,252
                     2006                 1,678
                                        -------
                                        $15,922
                                        =======

                     Rent expenses for the years ended December 31, 1999, 2000 and 2001, were $ 4,275, $ 6,125 and $ 6,842, respectively.

              b.     Litigation:

              (i) On June 20, 2001, the Company, through its subsidiary in France received a formal request for information from the Directorate-General for Competition of the European Commission (the "Commission") regarding a complaint submitted by Stonesoft Corporation, a Finnish company, alleging anti-competitive behavior, and in particular, alleging abuse of a dominant position held by the Company, and requesting that the Commission investigate the allegations and order injunctive relief. The Company responded to the Commission in a timely manner both to this and a subsequent request for information received on November 6, 2001, and has contested the existence of a dominant position or of infringing behavior on its part. The Company's legal counsel has advised that, where the Commission determines at the conclusion of a formal proceeding that a company has violated European competition rules, fines may be imposed up to a maximum of 10% of the Company's consolidated annual revenues as of the date of the last violation. Since responding to the Commission's second request for information the Company has been engaging in discussions with the Commission with a view to resolving the matter in a manner acceptable to all sides and on the basis of which the complaint against it would be withdrawn and the investigation terminated. These discussions are ongoing. To date, the Commission has not initiated formal proceedings against the Company. Based on the opinion of the Company's management and its legal counsel, provision was recorded in the financial statements as of December 31, 2001 in respect of probable costs arising from this matter.

               (ii) On July 5, 1996, Checkpoint Systems, Inc. ("CSI") a manufacturer of theft prevention devices for retail stores, filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI sought to enjoin the Company from using the "Check Point" name in connection with the Company's products and services. The District Court issued its opinion in the Company's favor on July 12, 2000, and the District Court's decision was affirmed on appeal during 2001. The judgment is now final and no longer appealable.

NOTE 8:-      TAXES ON INCOME

              a. Measurement of taxable income under the Israeli Income Tax (Inflationary Adjustments) Law, 1985:

                     Results for Israeli tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in the Israeli Consumer Price Index (the "Israeli CPI"). As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, Check Point Ltd.

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)

                      has not provided for deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

                              In November 2001, an amendment to the Inflationary
                      Adjustments Law (Amendment No. 41), 2001 was passed by the Israeli Knesset, pursuant to which until February 28 2002, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the Inflationary Adjustments Law, in whole or in part, will not apply with respect to a tax year if the Israeli CPI in that year did not exceed 3%. On February 28 2002, the finance committee of the Knesset determined that the Inflationary Adjustments Law will apply to all entities in 2001, although the Israeli CPI did not exceed 3% in 2001.


              b. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

                     Check Point Ltd.'s production facilities have been granted the status of an "Approved Enterprise," under the Law, for capital investment plans.

                     In accordance with the Law, Check Point Ltd. has chosen to enjoy "alternative plan benefits," under which Check Point Ltd. waived its right to Israeli government grants in return for certain tax exemptions. Accordingly, Check Point Ltd.'s income from an "approved enterprise" is exempt from Israeli income taxes for a period of two to four years and is subject to a reduced corporate tax rate of 10% to 25% (based on the percentage of foreign ownership of Check Point Ltd.) for an additional period of six to eight years, respectively. The tax benefits under these capital investment plans are scheduled to gradually expire from 2005 through 2011.

                     The duration of tax benefits for each of the programs is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval as an "Approved Enterprise " under the law.

                     Tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting Check Point Ltd. to taxes only upon the complete liquidation of Check Point Ltd. Check Point Ltd.'s Board of Directors has determined that such tax-exempt income will not be distributed as dividends. Accordingly, no deferred income taxes have been provided on income attributable to Check Point Ltd.'s "Approved Enterprise."

                     If the retained tax-exempt income (approximately $ 370,000 as of December 31, 2001) is distributed in a manner other than in the complete liquidation of Check Point Ltd., it would be taxed at the reduced corporate tax rate applicable to such profits (between 10% to 25%) and an income tax liability would be incurred of up to approximately $ 90,000 as of December 31, 2001.

                     Should Check Point Ltd. fail to meet such requirements in the future, income attributable to its "Approved Enterprise" programs could be subject to the regular Israeli corporate tax rate of 36% and Check Point Ltd. could be required to refund tax benefits already received with respect to such programs.

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)

NOTE 8:-      TAXES ON INCOME (CONT.)

                     Income from sources other than the "Approved Enterprise" are subject to tax at regular Israeli corporate tax rate of 36%.

              c. Tax benefits under the Israeli Law for the Encouragement of Industry (Taxes), 1969:

                     Check Point Ltd. is an "industrial company" under the above law and as such is entitled to certain tax benefits, including accelerated rates of depreciation and the deduction of public offering expenses.


              d.     Deferred tax assets:

                     Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2000 and 2001, the Company's deferred taxes calculated on reserves and allowances are comprised as follows:


                                                                               DECEMBER 31,
                                                                         ----------------------
                                                                           2000         2001
                                                                         ---------    ---------
                    U.S. carryforward tax deductions                     $ 151,273    $ 222,000
                    Accrued vacation, severance pay and fixed assets         5,519        5,759
                                                                         ---------    ---------

                    Net deferred tax assets before valuation allowance     156,792      227,759
                    Valuation allowance                                   (151,273)    (222,000)
                                                                         ---------    ---------

                    Net deferred tax assets                              $   5,519    $   5,759
                                                                         =========    =========

                    Domestic                                             $     356    $     593
                    Foreign                                                  5,163        5,166
                                                                         ---------    ---------

                                                                         $   5,519    $   5,759
                                                                         =========    =========


                     The Company's subsidiary in the U.S. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

                     Through December 31, 2001, Check Point Inc. had a U.S. federal loss carryforward of approximately $ 600,000 resulting from tax benefits related to employee's stock option exercises that can be carried forward and offset against taxable income for periods ranging from 15 to 20 years.

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)

NOTE 8:- TAXES ON INCOME (CONT.)

              e.     Income before taxes on income is comprised as follows:

                                           YEAR ENDED DECEMBER 31,
                                      --------------------------------
                                        1999        2000       2001
                                      ---------    --------   --------
                     Domestic         $ 110,635    $243,843   $366,237
                     Foreign               (750)     14,601     15,286
                                      ---------    --------   --------
                                      $ 109,885    $258,444   $381,523
                                      =========    ========   ========

              f.     Provisions for income tax expense are comprised as follows:

                                     YEAR ENDED DECEMBER 31,
                                --------------------------------
                                  1999        2000        2001
                                --------    --------    --------
                     Current    $ 15,207    $ 41,543    $ 59,843
                     Deferred     (1,103)     (4,312)       (240)
                                --------    --------    --------

                                $ 14,104    $ 37,231    $ 59,603
                                ========    ========    ========

                     Domestic   $ 10,796    $ 31,224    $ 52,884
                     Foreign       3,308       6,007       6,719
                                --------    --------    --------

                                $ 14,104    $ 37,231    $ 59,603
                                ========    ========    ========

              g.     Income tax rate:

                     A reconciliation between the statutory tax rate in Israel, assuming all income is taxed at the statutory rate applicable to income of the Company, and the effective income tax rate, as reported in the statements of income, is as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------
                                                                             1999       2000        2001
                                                                          ---------   ---------   ---------
                     Income before taxes as reported
                       in the statements of income                        $ 109,885   $ 258,444   $ 381,523
                                                                          =========   =========   =========

                     Statutory tax rate in Israel                                36%         36%         36%
                                                                          =========   =========   =========

                     Increase (decrease) in taxes resulting from:
                       Effect if "Approved Enterprise" status (*)               (27)%       (25)%       (17)%
                        Other, net                                                4%          3%         (3%)
                                                                          ---------   ---------   ---------

                     Effective income tax rate                                   13%         14%         16%
                                                                          =========   =========   =========
                     (*) Basic net earnings per share amounts of
                           the benefit resulting from the exemption       $    0.13   $    0.28   $    0.23
                                                                          =========   =========   =========
                     (*) Diluted net earnings per share amounts of
                           the benefit resulting from the exemption       $    0.12   $    0.25   $    0.22
                                                                          =========   =========   =========

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 9:-      SHARE CAPITAL

              a.     General:

                     The ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

                     On December 20, 1999, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend, effective January 23, 2000.

                     On June 29, 2000, the Company's Board of Directors approved a two-for-one stock split in the form of a stock dividend, effective July 14, 2000.

                     On January 18, 2001, the Company's Board of Directors approved a three-for-two stock split in the form of a stock dividend, effective February 1, 2001. This stock split has been reflected in the Consolidated Statements of Changes in Shareholder's Equity.

                     Shareholders otherwise entitled to receive fractional shares because they held a number of old ordinary shares that were not evenly divisible by the split number were paid by cash.

                     All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits effected as stock dividends.

              b.     Deferred share:

                     The deferred share is not entitled to any rights other than the right to receive its nominal value upon liquidation of the Company.

              c.     Employee Stock Purchase Plan ("ESPP"):

                     The Company has reserved a total of 6,000,000 shares for issuance under the ESPP. Eligible employees may use up to 15% of their salaries to purchase ordinary shares. The ESPP will be implemented by effecting an offering every six months. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscriptions date of each offering period, or on the purchase date.

              d.     Stock options:

                     Under the Company's Stock Option Plan (the "Plan"), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the Plan generally vest over a period of four to five years.

                     The Company's 1996 Incentive Employee Stock Option Plan authorizes the grant of options to purchase up to 61,616,480 ordinary shares under the Israeli plan and up to 85,524,721 ordinary shares under the U.S. plan.

           CHECKPOINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS(EXCEPT PER SHARE DATA)

NOTE 9:-      SHARE CAPITAL (CONT.)

                     As of December 31, 2001, an aggregate of 78,270,926 ordinary shares are available for future grant.

                     A summary of the Company's stock option activity, and related information for the three years ended December 31, is as follows:

                                                       OPTIONS (IN THOUSANDS)               WEIGHTED AVERAGE EXERCISE PRICE
                                                   ------------------------------          ---------------------------------
                                                     1999       2000        2001            1999         2000         2001
                                                   -------     -------    -------          ------      --------     --------
                     Outstanding at beginning
                        of year                     35,723      38,748     33,428          $  2.3      $   5.91     $  11.57
                     Granted                        19,230       3,305      2,607            9.38         57.73        41.65
                     Exercised                     (10,243)     (7,552)    (7,314)           1.43          3.25         4.75
                     Forfeited or cancelled         (5,962)     (1,073)    (2,244)           3.17          7.91        14.84
                                                   -------     -------    -------          ------      --------     --------
                     Outstanding at end of year     38,748      33,428     26,477          $ 5.91      $  11.57     $  16.14
                                                   =======     =======    =======          ======      ========     ========
                     Exercisable at end of year      5,139       8,258      9,611          $ 2.31      $   6.56     $  10.74
                                                   =======     =======    =======          ======      ========     ========

                     The options outstanding as of December 31, 2001, have been separated into ranges of exercise price, as follows:

                                            OPTIONS            WEIGHTED                          OPTIONS           WEIGHTED
                                         OUTSTANDING AT        AVERAGE          WEIGHTED      EXERCISABLE AT       AVERAGE
                                          DECEMBER 31,        REMAINING         AVERAGE        DECEMBER 31,      EXERCISE PRICE
                                             2001            CONTRACTUAL        EXERCISE           2001          OF EXERCISABLE
                     EXERCISE PRICE      (IN THOUSANDS)      LIFE (YEARS)        PRICE        (IN THOUSANDS)        OPTIONS
                     --------------      --------------      ------------       --------      --------------     --------------
                     $ 0.02 -  0.67            149              1.4               $ 0.43           149              $ 0.43
                       1.6  -  3.19          7,051              3.5                 2.80         2,874                2.79
                       3.77 -  5.92          3,461              3.8                 4.44         1,136                4.42
                       6.93 -  9.38            803              4.5                 8.22           156                8.15
                       9.83 - 11.66          6,807              4.7                10.52         3,950               10.50
                      12.58 - 17.00          2,530              4.8                15.11           452               14.94
                      20.36 - 23.60            249              4.9                21.00            52               21.10
                      27.22 - 30.54            577              6.0                29.51           115               29.97
                      31.75 - 36.72            278              5.4                34.68           121               34.63
                      40.09 - 51.21          3,128              6.1                43.34           363               46.44
                      57.59 - 65.58             29              5.7                62.92             4               65.58
                      68.42 - 70.02            529              5.9                68.62            86               68.76
                      70.19 - 75.08            204              5.5                71.56            29               71.55
                      79.80 - 86.54            682              5.7                86.28           124               86.11
                     --------------        -------            -----               ------        ------              ------
                     $0.24 - $86.54         26,477              4.5               $16.14         9,611              $10.74
                     ==============        =======            =====               ======        ======              ======

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 9:-      SHARE CAPITAL (CONT.)

                     The weighted average fair values at grant date of options granted for the years ended December 31, 1999, 2000 and 2001, were $ 19.68, $ 40.86 and $ 28.29, respectively. All options were granted with an exercise price equal to the market value at the date of grant

                     Under SFAS 123, pro forma information regarding net income and earnings per share is required (for grants issued after December 1994), and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was amortized over their vesting period and estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for 1999, 2000 and 2001: risk-free interest rates of 6% for 1999 and 2000 and 3.7% 2001; dividend yields of 0% for 1999, 2000 and 2001; volatility factors of the expected market price of the Company's Ordinary shares of 1.04 for 1999, 1.09 for 2000 and 1.00 for 2001; and an expected life of the option of 6 months after the option is vested for 1999, 2000 and 2001.

                     Pro forma information under SFAS 123:

                                                                          DECEMBER 31,
                                                           ---------------------------------------
                                                               1999          2000          2001
                                                           -----------   -----------   -----------
                    Net income as reported                 $    95,781   $   221,213   $   321,920
                                                           ===========   ===========   ===========

                    Pro forma net income                   $    71,412   $   156,472       243,408
                                                           ===========   ===========   ===========

                    Pro forma basic earnings per share     $      0.32   $      0.67   $      1.01
                                                           ===========   ===========   ===========

                    Pro forma diluted earnings per share   $      0.29   $      0.60   $      0.94
                                                           ===========   ===========   ===========

              e.     Dividends:

                     Dividends, if any, declared on the ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

           CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 10:-  EARNINGS PER SHARE

              The following table sets forth the computation of historical basic and diluted net earnings per share:

                                                                                YEAR ENDED DECEMBER 31,
                                                                           ------------------------------
                                                                             1999       2000       2001
                                                                           --------   --------   --------
                    Numerator:
                      Net income                                           $ 95,781   $221,213   $321,920
                                                                           ========   ========   ========
                      Numerator for basic net earnings per share - net
                        income available to ordinary shareholders          $ 95,781   $221,213   $321,920
                                                                           ========   ========   ========
                      Numerator for diluted net earnings per share - net
                        income available to ordinary shareholders after
                        assumed conversions                                $ 95,781   $221,213   $321,920
                                                                           ========   ========   ========
                      Denominator:
                      Weighted average ordinary shares outstanding (in
                        thousands)                                          222,930    232,611    240,008
                                                                           ========   ========   ========

                      Denominator for basic net earnings per
                        share - weighted - average shares (in thousands)    222,930    232,611    240,008
                                                                           ========   ========   ========
                      Effect of dilutive securities:
                        Employee stock options (in thousands)                23,526     29,940     18,067
                                                                           ========   ========   ========

                      Denominator for diluted net earnings per share (in
                        thousands)                                          246,456    262,515    258,075
                                                                           ========   ========   ========

NOTE 11:-     GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

              a.     Summary information about geographical areas:

                     The Company operates in one reportable operating segment: the development, selling and marketing of performance software products. The Company follows the requirements of SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information."

          CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:-     GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA
              (CONT.)

                     1.     Revenues based on the end customers' location:

                                                            YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                         1999       2000       2001
                                                       --------   --------   --------
                    Americas                           $117,276   $204,374   $235,360
                    Europe (excluding Great Britain)     42,928    111,330    140,359
                    Great Britain                        20,156     35,175     52,636
                    Japan                                24,154     37,561     52,815
                    Other                                15,053     36,843     46,473
                                                       --------   --------   --------

                                                       $219,567   $425,283   $527,643
                                                       ========   ========   ========

                     2.     Long-lived assets:

                    Israel     $ 4,721   $ 6,952   $ 7,772
                    Americas     4,351     3,277     4,072
                    Other          622     1,409     1,404
                               -------   -------   -------

                               $ 9,694   $11,638   $13,248
                               =======   =======   =======


              b.     Financial income, net:


                    Financial income:
                       Interest income      $ 13,146    $ 29,554    $ 41,389
                       Other                     129         377       3,671
                                            --------    --------    --------

                                              13,275      29,931      45,060
                                            --------    --------    --------
                    Financial expenses:
                       Other                    (313)       (784)       (300)
                                            --------    --------    --------

                                                (313)       (784)       (300)
                                            --------    --------    --------

                    Financial income, net   $ 12,962    $ 29,147    $ 44,760
                                            ========    ========    ========



                                   ---------