Form 20-F
period 2002-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2003-03-27
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

( )	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

(X)	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:      None

Securities registered or to be registered pursuant to Section 12(g) of the Act: ordinary shares, NIS 0.01 nominal value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:     None.

             Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 245,908,827ordinary shares, NIS 0.01 nominal value.

             Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__	No _____

             Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 _____	Item 18 __X__

TABLE OF CONTENTS

PART I

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	44
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	44
Item 15.	Reserved	44
Item 16.	Reserved	44

PART III

Item 17.	Financial Statements	45
Item 18.	Financial Statements	45
Item 19.	Exhibits	45

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

        The following selected consolidated statement of income data for the years ended December 31, 2000, 2001 and 2002, and the selected consolidated balance sheet data as of December 31, 2001 and 2002, have been derived from the audited consolidated financial statements of Check Point Software Technologies Ltd. (together with its subsidiaries, the “Company” or “Check Point”) set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of income data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from the Company’s audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to the Company’s consolidated financial statements and the related notes as well as “Item 5 — Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

        On December 20, 1999, the Company’s Board of Directors approved a two-for-one stock split in the form of a stock dividend effective January 23, 2000. On June 29, 2000 the Company’s Board of Directors approved a two-for-one stock split in the form of a stock dividend effective July 14, 2000. On January 18, 2001, the Company’s Board of Directors approved a three-for-two stock split in the form of a stock dividend effective February 1, 2001. All share and per share numbers herein reflect adjustments resulting from these stock splits.

	Year Ended December 31,
	1998 (*)	1999	2000	2001	2002
	(in thousands, except share data)
Consolidated Statement of Income Data:
Revenues	$141,941	$219,567	$425,283	$527,643	$426,989

Operating expenses:
Cost of revenues	13,623	22,423	35,265	26,571	20,693
Research and development, net	10,629	18,923	30,309	33,221	28,709
Sales and marketing	39,966	68,229	110,003	109,086	104,606
General and administrative	10,886	13,069	20,409	22,002	17,969

Total operating expenses	75,104	122,644	195,986	190,880	171,977

Operating income	66,837	96,923	229,297	336,763	255,012
Financial income, net	4,406	12,962	29,147	44,760	49,314
Capital gain	2,581	--	--	--	--

Income before taxes on income	73,824	109,885	258,444	381,523	304,326
Taxes on income	3,947	14,104	37,231	59,603	49,246

Net Income	$ 69,877	$ 95,781	$221,213	$321,920	$255,080

	$ 0.33	$ 0.43	$ 0.95	$ 1.34	$ 1.04
Basic net earnings per share (1)
Shares used in computing basic net earnings per
share (1)	212,610	222,930	232,611	240,008	244,097

Diluted net earnings per share (1)	$ 0.30	$ 0.39	$ 0.84	$ 1.25	$ 1.00
Shares used in computing diluted net earnings
per share (1)	232,170	246,456	262,515	258,075	254,772

	December 31,
	1998 (*)	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$ 80,872	$198,204	$313,218	$ 355,032	$ 643,318
Total assets	212,235	394,346	777,639	1,145,665	1,425,611
Shareholders' equity	175,707	292,508	549,283	915,728	1,187,042

(1)	See Note 2p of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net earnings per share.

(*)	Reported financial results reflect the acquisition in April 1998 of MetaInfo Inc., which was accounted for as a pooling-of-interest transaction.

RISK FACTORS

        This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions underlying any of the foregoing. Forward-looking statements include statements in (i) “ Item 4 – Information on the Company” regarding the Company’s belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of the Company’s relationship with technology partners on its sales goals, the contribution of the company’s network security products to the Company’s future revenue and the development of future products and (ii) “Item 5 — Operating and Financial Review and Prospects” regarding, among other things, future sources of revenue, ongoing relationships with current and future end-user customers and resellers, future costs and expenses, and adequacy of capital resources. Forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the Company’s actual results to differ materially from such results discussed in these statements. Many of these risks and uncertainties are described in the risk factors set forth below in this section and elsewhere in this Form 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

Competition

        The market for Internet security and virtual private networking (VPN) products and services is intensely competitive and the Company expects competition to increase in the future. The Company’s principal network security competitors include Cisco Systems, Inc. and NetScreen Technologies Inc., Nortel Networks Limited Other competitors include Lucent Technologies Inc., Microsoft Corporation, SonicWALL Inc., Symantec Inc., WatchGuard Technologies Inc., and Secure Computing Corporation. The Company expects additional competition from other emerging and established companies. There can be no assurance that the Company’s current and potential competitors, including its current technology partners, will not develop Internet security products that may be more effective than the Company’s current or future products or that the Company’s technologies and products will not be rendered obsolete by such developments. In particular, the Internet security market has historically been characterized by low financial entry barriers.

        Some of the Company’s current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, certain of the Company’s competitors may determine to consolidate, to substantially lower the price of their Network security products or to bundle their products with other products, such as hardware products or other software products. The Company believes that there may be increasing consolidation in the Internet security market and there can be no assurance that such consolidation will not materially adversely impact the Company’s competitive position. In addition, current and potential competitors have established or may establish financial or strategic relationships among themselves, with existing or potential customers, resellers or other third parties. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect the Company’s business, operating results and financial condition.

        In the future, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by the Company’s products. The widespread inclusion of the functionality of the Company’s software as standard features of operating system software or networking hardware could render the Company’s products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company’s products. Furthermore, even if the network security functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company’s VPN-1/FireWall-1 software, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional software. In the event of any of the foregoing, the Company’s business, operating results and financial condition will be materially and adversely affected. See “Item 4 – Information on the Company.”

Rapid Technological Change

        The Internet security and VPN industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, the Company must continually change and improve its products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. In particular, the market for Internet and intranet applications is relatively new and is rapidly evolving. The Company’s future operating results will depend upon the Company’s ability to enhance its current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of its end-users and that keep pace with technological developments, new competitive product offerings and emerging industry standards. While the Company has been successful in developing and marketing new products or product enhancements that respond to technological change and evolving industry standards, there can be no assurance that the Company will continue to do so, or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that any new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company does not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition will be materially adversely affected. See “Item 4 – Information on the Company.”

Potential Fluctuations in Future Operating Results; Potential Decline in Margins

        The quarterly operating results of the Company can vary significantly due to several factors, any of which could have a material adverse effect on the Company’s operating results, and there can be no assurance that the Company will continue to be profitable on a quarterly or annual basis. The factors which can cause fluctuations in operating results include seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company’s ability to develop new and enhanced products and control costs, the mix of products and goods sold, the mix of distribution channels through which products are sold, the Company’s ability to integrate the technology and operations of acquired businesses with those of the Company, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

        The Company’s sales to Asia and the Pacific Rim (including Japan) were $70 million in 2000, $93 million in 2001 and $69 million in 2002, representing 16%, 17% and 16% of the Company’s revenues for 2000, 2001 and 2002, respectively. The economy in this region is still unstable and therefore the Company cannot predict if similar levels of sales in the region are sustainable.

        Since 2000 there has been a global recession and a resulting decline in economic conditions. If general economic and industry conditions fail to improve or continue to deteriorate, demand for the Company’s products could be adversely affected, as could the financial health of the Company’s suppliers and resellers. In addition, the September 11, 2001 terrorist attacks on the United States and the subsequent military response, as well as the current war in Iraq, have had, and may continue to have, a negative effect on the global economy and the business of the Company and its customers. Any similar acts of violence or war may further negatively affect the Company’s business environment, revenues and profitability and could also result in a disruption of the Company’s business or the businesses of the Company’s customers.

        The Company’s revenues are subject to seasonal fluctuations related to the slowdown in spending activities for the quarter ending September 30 and the increased activity related to the year-end purchasing cycles of many end-users of the Company’s products. The Company believes that, in the absence of exceptional factors such as new product introductions, it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31.

        The Company operates with virtually no backlog and, therefore, the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. The Company’s sales are principally derived through indirect channels, which make revenues from such sales difficult to predict. Furthermore, the Company’s expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company’s expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. If the Company’s operating results were below the expectations of public market analysts and investors, the price of the Company’s ordinary shares would likely be materially adversely affected. See “Item 5- Operating and Financial Review and Prospects.”

        The Company may experience a decline in operating margins as it expands its customer and technical services organization. The Company may also experience increasing competition and pricing pressure, which may result in lower operating margins. In 2003, the Company plans to continue to make investments in the development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America. In addition, the Company expects to further expand its research and development organization and make additional investments in its general and administrative infrastructure. As a result, operating margins may decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins. See “Item 5 — Operating and Financial Review and Prospects.”

Risks Associated With Emerging Network Security, Internet and Intranet Markets

        The markets for the Company’s products are rapidly evolving. There can be no assurance that the market for Internet security systems will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and the number of organizations adopting or expanding intranets, upon the ability of their respective infrastructures to support an increasing number of users and services, and upon the continued development of new and improved services for implementation across the Internet, and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than the Company currently anticipates, the Company’s business, operating results and financial condition will be materially adversely affected. See “Item 4 – Information on the Company.”

Dependence upon Limited Number of Key Resellers; Product Concentration; Impact of New Product Introductions

        The Company expects that it will continue to be dependent upon a limited number of resellers for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company’s business, operating results and financial condition will be materially adversely affected.

        The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its network security products, packaged and marketed mostly under the VPN-1 and FireWall-1 brands, including related software subscriptions, support and technical services and training programs. The Company’s future financial performance will depend in significant part on the successful development, introduction, marketing and customer acceptance of new products and enhancements and new features for its existing product lines. See “Item 5 — “Operating and Financial Review and Prospects” and “Item 4 – Information on the Company.”

Dependence Upon Key Personnel

        The Company’s future performance depends, in significant part, upon the continued service of its key technical, sales and management personnel, including Gil Shwed, Marius Nacht and Jerry Ungerman. The loss of the services of one or more of the Company’s key personnel could have a material adverse effect on the Company’s business, operating results and financial condition. The Company’s future success also depends on its continuing ability to attract and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is significant, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it can attract, motivate or retain other highly qualified technical, sales and managerial personnel in the future. If the Company cannot retain or is unable to hire such key personnel, the Company’s business, operating results and financial condition will be materially adversely affected. See “Item 4 – Information on the Company.”

Risk of Litigation

        The Company has been a party to various lawsuits and other legal proceedings in the normal course of its business. Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company’s business, results of operations or financial condition.

Principal Operations in Israel

        The Company is incorporated under the laws of the State of Israel, and its principal offices and research and development facilities are located in Israel. Although most of the Company’s sales are currently made to resellers outside Israel, the Company is nonetheless directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of the Company’s officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While the Company has operated effectively under these requirements since its incorporation, the Company cannot predict the full impact of such conditions on the Company in the future, particularly if emergency circumstances occur. If many of the Company’s employees are called for active duty, the Company operations in Israel and its business may be adversely affected.

International Operations

        The Company intends to continue to expand its international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, the Company need to establish additional marketing and sales operations, hire additional personnel and recruit additional resellers internationally. To the extent that the Company is unable to do so effectively, the Company’s growth is likely to be limited and the Company’s business, operating results and financial condition will be materially adversely affected. In addition, as the Company expands its international operations, a portion of revenues generated in international jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel. Most of the Company’s worldwide sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies would make the Company’s products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in the Company’s worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company’s future international sales and, consequently, the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects.”

Product Liability; Risk of Product Defects

        The Company’s sales agreements typically contain provisions designed to limit the Company’s exposure to potential product liability or related claims. In selling its products, the Company relies primarily on “shrink wrap” licenses that are not signed by the end-user, and, for this and other reasons, such licenses may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of the liability provisions contained in the Company’s agreements may not be effective. The Company’s products are used to manage network security, which may be critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability and related claims. A product liability claim brought against the Company could have a material adverse effect upon the Company’s business, operating results and financial condition. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by the Company and by current and potential resellers, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by resellers against the Company, any of which could have a material adverse effect upon the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company.”

Dependence on Proprietary Technology; Risks of Infringement

        The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights as set forth below in the section entitled “Proprietary Rights” in “Item 4 – Information on the Company.” The Company has certain patent applications pending and there can be no assurance that the Company’s patent applications will be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that any issued patent will not be challenged, and if such challenges are brought, that such patents will not be invalidated. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company’s technology or design around any patents issued to the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company’s products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company’s products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company’s proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that the Company’s efforts to protect its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

Approved Enterprise Status

        The Company receives significant tax benefits in Israel, particularly as a result of the “Approved Enterprise” status of the Company’s facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry and Trade and to periodic reporting obligations. Although the Company believes that it will be able to meet such conditions in the future, if the Company fails to meet such conditions it would be subject to corporate tax in Israel at the statutory rate of 36%, and could be required to refund a portion of the tax benefits already received. The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is May 2003, and no new benefits will be granted after that date unless the expiration date is again extended. There is a committee that is reviewing the benefits program under the law. There can be no assurance that new benefits will be available after May 2003, however benefits already granted will stay in effect throughout the plan period. A termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the “Approved Enterprise” status of the Company’s facilities and programs) or a requirement to refund a portion of the tax benefits already received, would have a material adverse effect on the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company”and “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 – Additional Information.”

Anti-Takeover Effects Of Israeli Laws

        Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. Shares held by a party to the merger and certain of its affiliates are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

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

        Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

•	There is a limitation on acquisition of any level of control of the company; or

•	The acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

        The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

        These laws may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company’s securities.

Provisions Affecting a Potential Change of Control; Potential Rights of Unissued Preferred Shares

        The Company’s Board of Directors has the authority to issue up to 5,000,000 preferred shares and to determine the price, rights (including voting rights), preferences, privileges and restrictions of such preferred shares, without any vote or actions by the Company’s shareholders. The rights and preferences of such preferred shares could include a preference over the ordinary shares on the distribution of the Company’s assets upon a liquidation or sale of the Company, preferential dividends, redemption rights, and the right to elect one or more directors and other voting rights. The rights of the holders of the ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. The Company has no current plans to issue preferred shares. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting shares of the Company. Furthermore, certain provisions of the Company’s Articles of Association could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These provisions stipulate that the Company cannot engage in a business combination with an interested shareholder (defined generally as the beneficial owner of 15% of the outstanding shares and its affiliates) for a period of three years following the date that such shareholder became an interested shareholder, unless certain conditions are met. These provisions may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company’s securities.

Concentration of Share Ownership

        As of February 13, 2003, the directors, executive officers and principal shareholders of the Company and their affiliates beneficially owned approximately 27.8% of the outstanding ordinary shares. The percentage of ownership is calculated based on number of ordinary shares owned, directly or indirectly, and the number of options immediately exercisable or that are exercisable within 60 days from December 31, 2002. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See “Item 7 — Major Shareholders and Related Party Transactions.”

Indemnification of Directors and Officers

        The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) any monetary obligation imposed upon them for the benefit of a third party by a judgment, including a settlement agreed to in writing by the Company, or an arbitration decision certified by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (b) reasonable litigation expenses, including legal fees, incurred by such a director or officer for which he is obligated to pay by a court order, in a proceeding brought against him by or on behalf of the Company or by others, or in connection with a criminal proceeding in which he was acquitted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company.

Exchange Controls and Other Limitations Affecting Security Holders

        In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no control restrictions on remittances of dividends on securities of Israeli companies or the proceeds from the sale of Israeli securities. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

        Neither the Memorandum and Articles of Association of the Company nor the laws of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel.

ITEM 4.	INFORMATION ON THE COMPANY

General

        Check Point develops markets and supports Internet security and Virtual Private Network (VPN) solutions for enterprise and high-end networks, small and medium businesses, and service providers (Telcos, ISPs, ASPs and MSPs). The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol (“IP”) networks including the Internet, intranets and extranets. Check Point product offerings also include Quality of Service (QoS) and Security Management solutions. Check Point products are fully integrated as a part of the Company’s Secure Virtual Network (SVN) architecture and provide centralized management, distributed deployment, and comprehensive policy administration. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with leading hardware appliances and third-party security software applications.

        Check Point was incorporated in 1993 and its address is 3A Jabotinsky Street, Ramat-Gan 52520, Israel. The telephone number is 972-3-753-4555. Copies of this Form 20-F and other documents incorporated herein by reference can be obtained on the Company’s website, www.checkpoint.com or upon request from the Company’s investor relations department, 800 Bridge Parkway, Redwood City, California 94065 (telephone no. 650-628-2000).

Industry Background

        Information, and the ability to access and distribute it, is a key strategic asset in today’s competitive business environment. This need to effectively use and communicate information as well as work more collaboratively has led to the extensive deployment of network-based communications systems (connectivity). Increased connectivity is in turn increasing the need for technology to safeguard and manage the access to information available over these increasingly global networks.

         Increase in Connectivity

        The network computing market has undergone three major transitions over the past decade, which have contributed to the increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to distributed client/server environments. The ability to access and share information through client/server technology has expanded the need for connectivity beyond workgroup LANs (local area networks) to enterprise-wide networks spanning multiple LANs and WANs (wide area networks). The second major transition has been the widespread adoption of the Internet for business-to-business communications. Internet-based business applications have rapidly expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, product marketing, advertising and customer support. The emergence of eBusiness increases the need for and associated challenges in providing secure access to information and applications. Finally, companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to receive more and better information from a growing spectrum of devices, including laptops, personal digital assistants (PDAs), and cell phones. The expansion of network access to mobile workers is driving demand to secure all devices with Internet access, as well as those connecting to the corporate network. These transitions and the need for secure, managed communications, have led to the broad acceptance of virtual private networks through the use of the public Internet infrastructure and associated protocols and applications, sharing information and utilizing services both within the enterprise and with business partners and customers are now widely adopted. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to inexpensively link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance for global communication, new wide-area connectivity services continue to emerge at a rapid rate, such as database access, transaction-processing services, voice over IP services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.

The Need for Network Security

        The growth of Internet connectivity among organizations of all sizes has increased the risk that corporate Information Technology (“IT”) resources can be attacked via the Internet. Firms have recognized this risk and are deploying proper security solutions that protect company confidential information from unauthorized access. The primary means of controlling access to corporate networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of the corporate local area network (LAN) and the Internet, they are used to strictly control traffic into and out of the company network, and guard against internal attacks. Firewall technology is currently undergoing an evolution, enabling to detect and defeat highly sophisticated attacks that are increasingly prevalent on the Internet today

        In addition to protecting corporate IT assets from attack, corporations should take steps to guard sensitive company information traversing untrusted networks, such as the Internet. Securing company information on the Internet is critical as more organizations are utilizing the Internet as their corporate network backbone to link company offices and employees. Putting sensitive information on the Internet without adequate security exposes confidential data to the public. To mitigate this risk, increasing number of firms is deploying virtual private networks (VPNs) to encrypt and authenticate their Internet-bound traffic. Leveraging standards-based VPN technology enables organizations to connect offices and remote employees via the Internet, while maintaining the privacy and integrity of communications.

        Frequently, firewalls and VPNs are deployed together on the same platform. Integrating firewall and VPN functionality delivers greater security for all traffic and eases the management burden on security and network administrators.

The Check Point Solution

        Check Point network security products include various technologies that enable our customers to define their network security policies, enforce these policies across their networks, collect information and monitor the security and traffic flow, and analyze and update those configurations to reflect changes in the network and in the security policies. The Company’s products address those tasks in various environments and a variety of price points. The technologies are packaged and marketed under different product names, mostly under the VPN-1 and FireWall-1 brands.

        In addition, the Company’s Open Platform for Security (OPSEC) framework provides a platform that enables integration with multiple third-party security applications, computer hardware, internetworking hardware, appliances and enterprise applications from within Check Point’s open, extensible management framework. The following are the key factors that differentiate Check Point’s solution from earlier network security approaches:

        Stateful Inspection Technology. Check Point’s VPN-1 and FireWall-1 product offerings are based upon Stateful Inspection technology that enables the screening of all communications attempting to pass through a gateway in a secure but efficient manner. By extracting and maintaining extensive “state information” from all relevant communication layers, the system can verify data for full compliance with the security and traffic policy and make intelligent security and traffic prioritization decisions. By extracting and analyzing data in place without making a copy, Stateful Inspection results in virtually no performance degradation, enabling VPN-1 and FireWall-1 to scale effectively with increasing network bandwidth. In addition, Check Point’s proprietary implementation of Stateful Inspection in a “virtual machine” design provides in-place upgradeability and is designed to enable the Company’s products to be easily ported to a wide range of platforms. In addition, because Check Point’s products reside at network access points, which are the critical convergence points for network security and traffic management, the Company is able to apply this same architectural foundation and inspect traffic only once for both critical network decisions and traffic management, resulting in increased network performance.

        Open Platform for Security. The Company’s OPSEC Alliance program is focused on delivering integration and interoperability with complimentary products and developing marketing relationships with partners to promote “best-of-breed” security frameworks. OPSEC’s wide range of integration interfaces addresses all areas of a complete Internet security architecture. Products that carry the “OPSEC Certified” and “Secured by Check Point” seals have been tested to enable integration and interoperability. OPSEC partners include appliance companies like Nokia Corporation, Sun Microsystems, Inc. and Nortel Networks Limited and application companies like Computer Associates International Inc., Trend Micro, Inc., RSA Security Inc. and VeriSign, Inc.

        Broad, Integrated Internet Security Solution. The VPN-1 and FireWall-1 product offerings extend across virtually all major market segments, from small businesses to high-end networks. Most products support a broad range of platforms, including Sun Microsystems (Solaris), Nokia IPSO, Microsoft (Windows), and Linux. Check Point’s Internet security solutions provide a broad range of features and functionality including the following:

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

        Implementation of Virtual Private Networks. The VPN-1 architecture supports multiple authentication methods, including digital certificates, password-based techniques, biometrics and authentication tokens. In addition, VPN-1 provides data encryption capabilities to shield communications over public networks from unauthorized monitoring or alteration, enabling companies to set up “virtual private networks” offering a level of privacy comparable to private communication lines. The VPN-1 product family supports multiple encryption and key management methods including IPSec, AES, and 3DES. The Company extends the VPN to mobile desktop users with its SecuRemote and SecureClient software. In addition, the multi-vendor interoperability offered by VPN-1 enables the deployment of secure and reliable intranet and extranet VPNs for business communications.

        Extensive, Scaleable Application Support. VPN-1 and FireWall-1 support over 150 pre-defined applications, including database and enterprise applications, such as Oracle SQL*Net, network management protocols such as SNMP, multimedia applications such as RealAudio, Microsoft’s NetMeeting and NetShow, and Internet applications such as Secure HTTP.

        Centralized Management. Check Point’s solutions are based on its SMART management architecture, which allows configuration and management of security policies from a single, centralized administrative workstation. Security policies can be defined and deployed for a single security gateway protecting a small business, for multiple gateways in an enterprise network environment, or for multiple security domains allowing a service provider to deliver security to a large number of customers, or subscribers. The Company’s products contain extensive monitoring and reporting capabilities designed to improve the manageability of the system.

Products

        Check Point’s product lines offer a broad and integrated range of policy-based solutions for connecting and protecting networks. The Company’s Security product line includes the VPN-1 family of virtual private networking solutions FireWall-1 family of products, SmartDefense, SofaWare Safe@ product line, SMART management solutions, Web Access solutions and some associated products.

         VPN-1

        The Company’s VPN-1 product family is designed to meet the need of organizations to protect the privacy and integrity of network communications by establishing confidential communication channels for site-to-site, remote access and extranets.

        VPN solutions support all leading industry standards, including IPSec, AES, and 3DES, thus enabling multi-vendor interoperability. In addition, multiple Check Point solutions are available to accelerate VPN communications and facilitate broad deployment.

        Check Point VPN solutions are managed via Check Point’s VPN Manager, part of the Company’s Smart Center management line. For remote access VPN deployments, Check Point offers different client solutions – VPN-1 SecuRemote and VPN—1 SecureClient. These software applications provide secure VPN connectivity from laptops and other mobile devices. VPN-1 SecureClient also provides client-side security with a centrally managed personal firewall. In addition, Check Point offers clientless VPN solutions, integrated with legacy Windows clients or browsers using SSL.

         FireWall-1

        Check Point FireWall-1 is a comprehensive security solution that integrates access control, authentication, network address translation, content security, logging and alerting capabilities. FireWall-1 is based on Check Point’s patented Stateful Inspection technology, and delivers high performance security, application support and scalability. The most widely used firewall on the market today, FireWall-1 achieved significant industry and government security certifications and is available on a variety of platforms including Linux, UNIX and Windows servers, and leading appliance platforms.

        In addition, FireWall-1 supports OPSEC, allowing customers to build a complete security platform with integration of multiple third-party security applications. FireWall-1 management solutions are available for all size deployments, from a single gateway to installations with hundreds or thousands of enforcement points.

         SmartDefense

        Check Point SmartDefense is an Active Defense solution that is included with FireWall-1. SmartDefense utilizes Stateful Inspection technology to actively protect organizations against network attacks by using intelligent security technology which blocks attacks by type and class. SmartDefense provides a centralized console for real-time information on attacks, as well as attack detection, blocking, logging, auditing and alerting. Check Point is offering a real time update subscription service to SmartDefense users, allowing security administrators to mitigate new vulnerabilities in a simple and convenient way.

         FireWall-1/VPN-1 VSX

        VPN-1®/FireWall-1® VSX is a high-speed, multi-policy security solution designed for VLAN-enabled corporate networks, data centers and service provider POPs. It uses the same, patented Stateful Inspection technology used in market leading FireWall-1. By aggregating up to 250 individual security domains on a single platform, VPN-1/ FireWall-1 VSX minimizes hardware investment. VPN-1/FireWall-1 VSX can be run on multiple gigabit platforms to deliver the required performance in high-bandwidth environments. It is managed using Check Point’s SmartCenter solutions and Provider-1, delivering a unified management architecture that service providers and enterprises can also use to manage all their other Check Point enforcement points centrally.

         FireWall-1 GX

        FireWall-1 GX delivers Check Point’s market-leading security to GPRS- (2.5G) and UMTS- (3G) enabled wireless networks. FireWall-1 GX is the first product to protect these wireless infrastructures from the threats of untrusted networks. With FireWall-1 GX, wireless network operators can offer seamless roaming to their data customers without exposing their network to potential security threats.

         SofaWare Safe@ Products

        Check Point’s SofaWare Safe@ products, which are based on the Stateful Inspection technology found in VPN-1 and FireWall-1, deliver VPN and firewall solutions to remote branch offices, small businesses, consumers, and the MSPs which provide managed security services to them. SofaWare Safe@ products can be managed individually or as part of Check Point’s SMART Management solutions.

         SMART Management Solutions

        Check Point’s SMART (Security Management Architecture) Management Solutions, a family of related products, enables organizations of different sizes to define, deploy and enforce security policies consistently across multiple enforcement points. SMART Management Solutions are comprised of the following product offerings:

         SmartCenter

        SmartCenter is Check Point’s comprehensive management solution, comprised of an intuitive “Dashboard” that enables administrators to centrally define the VPN, firewall and QoS policies of a network, and a management server that stores and distributes these different elements of the security policy. This solution provides administrators with enhanced understanding of distributed security deployments, and is combined with automatic policy distribution to deliver greater control, improved security and enhanced ease of use. It also includes the elements to collect, record and manage the network and security events as well as the SmartView Tracker to view and analyze those events.

         Provider-1

        Provider-1 is a security management solution designed to meet the unique challenges of service providers and large enterprises. For service providers, Provider-1 consolidates customer security policies into a centralized policy management architecture that scales to support thousands of customers while minimizing investment in hardware and labor. For large enterprises, Provider-1 simplifies a complex security policy by segmenting it into more manageable sub-policies to match geographic, functional, or other logical groupings.

         Security Management Portal

        The Security Management Portal (SMP) is a management solution for service providers, which delivers Internet security to consumers and small businesses. Developed by SofaWare Technologies, a Check Point company, the SMP enables service providers to create flexible service categories and to centrally manage tens of thousands of subscribers.

         SmartLSM

        Check Point’s SmartLSM is an extension of SmartCenter and is designed to support large-scale VPN and security installations. Using SmartLSM, administrators can efficiently provide security for hundreds of gateways using templates. In addition, automated processes for policy installation and updates enable rapid deployment and minimize management requirements.

         SmartView Family

        The SmartView family of products include the SmartView Tracker for viewing, searching and analyzing of network and security events recorded by the Company’s products and integrated through OPSEC. SmartView Monitor enables real-time viewing of network and security traffic graphs by various criteria. SmartView Reporter enables the automatic creation of high-level reports including regarding the network and security operations.

         SmartCenter Pro

        SmartCenter Pro is a extension of our SmartCenter management solutions that bundles a additional set of management tools to provide a unique enterprise security management solution. Included in SmartCenter Pro is the SmartLSM large scale management tool, SmartUpdate for distributed software version management and updates, SmartMap topological network view, Management High Availability, User Account Management Extensions and the SmartView Monitor.

         FloodGate-1

        FloodGate-1 is an add-on module to VPN-1 and FireWall-1 products that provides a policy-based QoS solution that alleviates traffic congestion on oversubscribed Internet and Intranet links. With FloodGate-1, companies can prioritize Internet traffic to meet business needs for both security and VPN installations.

         ClusterXL

        ClusterXL is an add-on module to VPN-1 and FireWall-1 that is used in a mission critical environment, allowing security administrators to run different modules in high availability or load sharing modes, in a way that eliminates single point of failure.

         SecurePlatform

        The SecurePlatform package enables easy deployment of the Company products on a variety of open systems. SecurePlatform bundles certain Company products with a hardened and optimized version of the Linux operating system, with a set of tools in order to ease the setup and network configuration. SecurePlatform allows improved cost/performance and reduced TCO for security open servers.

         User Authority WebAccess

        Check Point’s UserAuthority provides centralized administration and distributed enforcement of authorization access policies for Web applications, taking into account the full security context of the connection: user identity, profile information, encryption parameters (scheme and key-strength used), authentication parameters (password, certificate, etc.), networking information (the connection’s source, etc.) and desktop security parameters. Security and Web administrators define and enforce Web Access Policies externally to applications, with an easy-to-use GUI that is completely integrated with Check Point VPN-1/FireWall-1 and UserAuthority. Check Point UserAuthority centralizes the administration and enforcement of user authentication in enterprise networks, uniformly implementing best-of-breed authentication solutions (PKI, tokens, LDAP, etc.) across enterprise networks.

Technology

         VPN-1/ FireWall-1 Technology and SVN Architecture

        Check Point’s VPN-1and FireWall-1 technology provides a powerful, easy-to-use solution for the implementation of an integrated network security solution. A high level of security and security management is achieved through the company’s Secure Virtual Network (SVN) architecture. Three key elements of the SVN architecture include:

         Management Technologies and Architecture (SMART – Security Management Architecture)

        Check Point’s Security Management Architecture (SMART) is based on a three-tier framework that includes a powerful graphical user interface (GUI) for the system and security administrator that enables flexible definition, review, audit and maintenance of the security policy. An object-oriented architecture allows for the efficient storage and specification of security policy elements (such as computers, users, networks and network devices, network services and security rules). Powerful management tools, such as object managers, audit and network activity logs, monitoring tools and policy editors are based on this unifying architecture. VPN-1 and FireWall-1 SMART management servers can manage multiple security enforcement points regardless of their size and physical location.

         Security and Network Traffic Enforcement Technologies (based on Stateful Inspection)

        Check Point VPN-1/FireWall-1 enforcement points are installed at the network border (as security gateways), deployed on critical servers, and installed on client platforms (with VPN-1 SecureClient). These enforcement points implement the company’s patented Stateful Inspection technology using the INSPECT engine. The INSPECT engine scans all incoming and outgoing IP traffic and is based on the company’s patented Stateful Inspection technology, which matches all traffic against the security policy. The INSPECT engine can be enhanced by the company, its partners, or users by using the INSPECT programming language.

        Based on fine-grained matching, network traffic can be dropped (indicating a violation of the security policy), encrypted and forwarded (secured VPN traffic), prioritized (FloodGate-1 QoS) or sent for further analysis through additional enforcement modules. Additional enforcement modules perform functions such as checking the credentials and authentication of requesting users, or inspecting traffic through screening technology such as URL filtering or an Anti-Virus system. Many of these additional security technologies are provided by 3rd party vendors and are integrated through the OPSEC architecture. In addition, technologies like Check Point’s SecureXL further accelerate the performance of security and network operations using system extensions or 3rd party ASIC-based accelerators and platforms.

         SmartDefnese and Active Defense

        Active Defense solutions are a new category in Internet security. Our SmartDefense solution pioneers this category. It actively protects organizations from all known and unknown network attacks using intelligent security technology and blocking attacks by class and type rather then by specific signature. Using Check Point’s patented Stateful Inspection technology it creates a single, centralized console for real-time information on attacks as well as attack detection, blocking and logging.

         Integration with additional systems (OPSEC – Open Platform for Security)

        The OPSEC architecture provides a single platform that manages various aspects of network security through an open, extensible management framework. Various third-party security applications plug into the OPSEC framework through published application programming interfaces (APIs), such as the CVP (Content Vectoring Protocol) which integrates virus scanning software and other content inspection programs, UFP (URL Filtering Protocol) which integrates URL list services, and SAMP (Suspicious Activity Monitoring Protocol) which integrates suspicious activity monitoring programs. OPSEC also supports industry-standard protocols such as RADIUS, IPSec, and SNMP. Once integrated into the OPSEC framework, all applications can be set-up and managed from a central point, utilizing a single policy editor.

        Network security is implemented in both the management module and the firewall enforcement module. The management module defines security policy through a set of rules established by the system administrator. These rules are then enforced by any number of firewall modules. The cornerstone of Check Point’s VPN-1/FireWall-1 technology includes the Company’s patented Stateful Inspection technology, the Secured Virtual Network (SVN) architecture, SMART (Security Management Architecture), SecureXL for industry-leading VPN performance, One-Click VPN technology for easy VPN deployment, and the OPSEC architecture.

        Stateful Inspection enables highly efficient, transparent screening of all communications attempting to pass through a network gateway. Check Point’s SVN provides manageable and scalable security solutions which are, fast, open, secure, and easy-to-use. The SVN architecture includes new technologies such as Check Point’s Security Management Architecture (SMART), which provides comprehensive management and policy tools for service providers, enterprises, branch offices, small businesses and the home user.

         SecureXL

        Check Point’s SecureXL™ is a software interface that enables Check Point to leverage technologies from multiple silicon, appliance and computer system partners to accelerate the performance of firewall and VPN gateways by off-loading simple, though computationally intensive functions to third-party packet processors. Using SecureXL different hardware appliance vendors can stimulate the performance of “Secured by Check Point” appliances and provide greater value to their customers that are benefiting from wire-speed advanced security.

Sales and Marketing

        The Company’s sales and marketing strategy is designed to promote its products as strategic components of enterprise networks. The Company’s marketing efforts are focused on promoting FireWall-1 and VPN-1 as the leading brand names in enterprise security. Sales efforts focus on expanding the installed base and increasing penetration levels of end-user customers worldwide by leveraging multiple channels of distribution (channel partners): distributors, resellers and Value Added Resellers (VARs), Original Equipment Manufacture (OEMs), system integrators, and Managed Service Providers (MSPs). The Company currently sells its products to end-user customers through numerous resellers and distributors worldwide. The Company expects that it will continue to be dependent upon a limited number of resellers for a significant portion of its revenues. In 2002, sales to the Company’s five largest distributors represented approximately 35% of the Company’s revenues. If anticipated orders from these resellers fail to materialize, the Company’s business, operating results and financial condition could be materially adversely affected. The Company’s agreements with its OEM partners and resellers are non-exclusive. The Company allows channel partners to provide prospective customers with 30-day evaluation copies of the Company’s software products. If the customer elects to purchase the Company’s product, it places its order through its reseller, which in turn places the order with the Company. The Company issues an invoice to the reseller, and sends a software key to the reseller to provide to the customer, which enables full use of the products purchased by the customer. The Company offers a variety of fee-based software services programs, including support of the Company’s software products in accordance with specifications contained in the user’s guide, and access to technical support personnel and product enhancements.

        The Company has bundling relationships with server and workstation vendors and appliance manufacturers, such as Nokia, IBM, Hewlett-Packard, Siemens, Crossbeam, Nortel, Intrusion Inc. and other suppliers of enterprise network hardware products. The Company believes that strategic relationships can significantly contribute to the achievement of its sales and marketing goals by integrating complementary technologies. Additionally, these hardware partners provide primary support and training to their customers thereby enabling Check Point to concentrate its support efforts on high-level technical assistance for its partners.

        The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its network security products, packaged and marketed mostly under the VPN-1 and FireWall-1 brands, , including related software subscriptions, support and technical services and training programs. For information concerning the Company’s sales to geographic areas, see “Item 5 — Operating and Financial Review and Prospects. “

        The Company’s OPSEC Alliance program is focused on delivering integration and interoperability with complimentary products and developing marketing relationships with partners to promote “best-of-breed” solutions. With over 300 partners, OPSEC is the industry’s leading open multi-vendor security framework. OPSEC provides customers with a broad choice of “best-of-breed” integrated applications and deployment platforms that support Check Point’s Secured Virtual Network Architecture. Products that carry the “OPSEC Certified” and “Secured by Check Point” seals have been tested to enable integration and interoperability. System integrators with which the Company maintains informal cooperative relationships include Accenture, Computer Sciences Corporation, Electronic Data Systems, PriceWaterhouse Coopers, and IBM Global Services. Companies that maintain a marketing relationship with the Company to promote their integrated products include Aladdin, Baltimore Technologies, Entrust, Hewlett-Packard, IBM, Intel, Network Associates, Novell, RSA Security, Symantec, Trend Micro and VeriSign, as well as many others.

        The Company conducts a number of marketing programs to support the sale and distribution of its products. These programs are designed to inform existing and potential OEM partners, resellers, and end-user customers about the capabilities and benefits of the Company’s products.

Customer Service and Support

        The Company operates a Worldwide Technical Services (WTS) organization, providing a wide range of educational and professional services. This enables the Company to partner with resellers in implementing secure, reliable service solutions.

        The Company’s channel partners generally provide the installation, training, maintenance and support for their customers, with Check Point providing the high-level technical backup support. Check Point also offers direct support agreements to end users which prefer to purchase directly from the manufacturer, though this represents a minority of support activity. As part of Check Point’s direct market participation, the Company employs technical consultants and systems engineers who work closely with OEM partners, resellers and territory sales managers to assist with the pre-sales configuration, use and application support.

        The Company operates a worldwide 24-hour, 7-day call center, based primarily in Dallas, Texas. The Company supports resellers, partners, and sales personnel through standard systems and processes and are available via e-mail, the Internet, fax and telephone. The support structure includes “front line” call center engineers for resolving the majority of issues and questions during the first call and product specialists as required. If necessary, bench testing using real-world configurations are performed by senior support engineers. Third level support is provided by the Escalation Group, an organization that resides with the Company’s research and development group in Ramat Gan, Israel to provide an extremely close coupling between customer issues and usage and product development. The Escalation Group provides the highest level for troubleshooting and simulation of customer scenarios. It also conducts code analysis and delivers updated code, as appropriate. Analysis of historical trouble tickets is conducted and tracked. This information is used in the development of features and enhancements in new product releases.

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

        The Company also has a professional services organization that offers consulting services that include on-site support for installation of its products, and assistance in developing sound security business practices. .

        Customers are encouraged to purchase software subscriptions, which are a component of the services program that provides product updates and version upgrades for Check Point’s products on a “when and if available” basis. In addition, once the software subscription has been purchased, customers can then purchase a variety of support programs. These software support programs can be sold and delivered by the Company’s resellers and OEM partners or the customer can choose to purchase a Check Point software support program that is sold by the reseller but delivered by Check Point through its WTS organization directly to the customer.

Research and Product Development

        The Company believes that its future success will depend upon its ability to enhance its existing products and develop and introduce new products that address the increasingly sophisticated needs of end-users. The Company works closely with its distribution channels and major resellers, which provide significant feedback for product development and innovation. The Company’s new product development efforts are focused on enhancements to its current family of products and new products for network security and management. Although the Company expects to develop its new products internally, it may, based upon timing and cost considerations, acquire or license certain technologies or products from third parties.

        Research and development expenses for 2000, 2001 and 2002 were $30.3 million, $33.2 million and $28.7 million, respectively. At December 31, 2002, the Company had 311 employees dedicated to research and development activities and quality assurance.

Competition

See “Risk Factors – Competition” in “Item 3 — Key Information.”

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

        The Company has patents pending worldwide and holds three U.S. patents, No. 5,606,668, No. 5,835,726 and 6,496,935. Patent 6,496,935 has corresponding pending applications in: Europe, Japan, Australia, Canada, China, South Korea, Singapore, New Zealand, India, Israel, South Africa, Brazil, Mexico, Czech Republic, Norway, Hungary, and Poland. The Company also has corresponding patent applications to U.S. Patent No. 5,606,668 pending in Canada and Japan, as well as under the European Patent Convention (designating Germany, France, United Kingdom, Italy and Sweden as countries in which patent coverage may potentially be sought). The Company has also filed co-pending PCT national phase patent applications in Canada, Japan, Korea, Norway, and under the European Patent Convention (designating France, United Kingdom, Ireland, Sweden, Germany, Switzerland and Finland) based on an earlier patent application filed in Israel and currently pending. A patent issued from the European Patent Office (the “EPO”) becomes effective as though it were a national patent in each designated member nation once national fees are paid, and all other local requirements are met. The EPO opposition period of nine months from grant of the patent at the EPO can affect the enforcement of that patent nationally if an opposition is filed during that time. If the opposition is won, it can negate the patent altogether or result in the protection being offered by the patent being narrowed. There can be no assurance that the Company’s applications, whether or not currently challenged by applicable governmental patent examiners, will be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that others will not develop technologies that are similar or superior to the Company’s technology or design around any patents issued to the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company’s products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company’s products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company’s proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that the Company’s efforts to protect its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

Organizational Structure

The Company is organized under the laws of the State of Israel and wholly owns the subsidiaries specified below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc	United States of America (Delaware)
Metainfo Inc. (1)	United States of America (Delaware)
Check Point Software Technologies (Canada) Inc.	United States of America (Delaware)
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Singapore) PTE Ltd.	Singapore
Check Point Software Technologies (Netherlands) B.V	Netherlands
Check Point Software Technologies SARL	France
Israel Check Point Software Technologies Ltd. China	China
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Software Technologies Ireland Limited	Ireland
Check Point Software Technologies Cayman Islands (2)	Cayman Islands

Check Point Software Technologies (Netherlands) B.V. acts as a holding company and wholly owns the following principal operating subsidiaries specified below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies B.V	Netherlands
Check Point Software Technologies (Italia) Srl (3)	Italy
Check Point Software Technologies (Switzerland) A.G	Switzerland
Check Point Software Technologies Norway A.S	Norway
Check Point Software Technologies (Spain) S.A	Spain
Check Point Software Technologies Mexico S.A. de C.V	Mexico
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (UK) Ltd.	United Kingdom
Check Point Software Technologies GmbH	Germany
C.P.S.T. Sweden A.B	Sweden
Check Point Software Technologies (Luxembourg) S.A	Luxembourg
Check Point (Hungary) Group Financing Ltd. (4)	Hungary
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Poland) Sp.z.o.o	Poland
Check Point Software Technologies (Czech Republic) s.r.o	Czech Republic
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Finland) Oy	Finland
Check Point Yazilim Teknolojileri Pazarlama A.S. (5)	Turkey
Check Point Software Technologies (Belgium) S.A	Belgium

(1)     100% owned by Check Point Software Technologies, Inc. The Company intends to liquidate this subsidiary

(2)     100% owned by Check Point Software Technologies (Singapore) PTE Ltd

(3)     97% owned by Check Point Software Technologies (Netherlands) B.V and 3% owned by Check Point Software Technologies Ltd.

(4)     96.6% owned by Check Point Software Technologies (Luxembourg) S.A. and 3.4% owned by Check Point Software Technologies (Netherlands) B.V

(5)        96% owned by Check Point Software Technologies (Netherlands) B.V, 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

NAME OF AFFILIATED COMPANY	COUNTRY OF INCORPORATION
Sofaware Technologies Ltd.	Israel

Check Point has provided a convertible loan to SofaWare and has the right to convert this loan into 60% of the equity of SofaWare on a fully diluted basis. Check Point also holds warrants that allow it to further increase its holdings in SofaWare to approximately two-thirds of the equity of SofaWare on a fully diluted basis. Accordingly, the accounts of SofaWare are consolidated with the Company's financial statements.

Plants, Property and Equipment

             The Company's headquarters and research and development facilities are located in Ramat-Gan, Israel, near Tel-Aviv, where the Company leases approximately 106,000 square feet of office space. These facilities are leased under leases that expire between 2003 and 2011, including renewal options. The Company also leases approximately a total of 104,000 square feet of office space in the United States. Of that, approximately 48,000 square feet of office space are leased for the US headquarters in Redwood City, California, and approximately 31,000 square feet of office space for its technical services center in Dallas, Texas. These facilities are leased under leases for periods of up to five years. In addition, the Company leases regional office space in the United States in Texas, California, Colorado, Michigan, Illinois, Massachusetts, Washington, Georgia, New York, Arizona, Florida, New Jersey, Alabama, Minnesota, Virginia, Ohio, Wisconsin and Kansas. Other leased offices are located in Canada, United Kingdom, France, Singapore, Germany, Japan, Netherlands, Italy, Australia, Sweden, Norway, Spain, Switzerland, China, Czech Republic, Hong Kong, Belgium, Poland, Korea, Turkey, Mexico, Brazil and Finland.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

             The following discussion and analysis is based on and should be read in conjunction with the Company's consolidated financial statements, including the related notes, contained in "Item 18 - "Financial Statements."

Overview

             Check Point develops, markets and supports Internet security solutions for enterprise networks and service providers (Telcos, ISPs, ASPs and MSPs), including Virtual Private Networks (VPNs), firewalls, intranet and extranet security. The Company delivers solutions that enable secure, reliable and manageable business-to-business communications over Internet Protocol networks, including the Internet, intranets and extranets.

             The Company's business is subject to the effects of general global economic conditions and in particular, market conditions in the enterprise security and VPN industry. Recently, these economic and market conditions have reduced the high growth that the industry had experienced over the past several years. As a result, the market value, financial results and capital spending levels of many of the Company's customers have been materially adversely affected. The Company believes that the impact of the current general economic downturn in the industry may continue to adversely affect the Company's financial results.

             The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its FireWall-1 and VPN-1 product family, including related software subscriptions, support, technical services and training programs.

             No channel partner accounted for more than 10% of the Company's revenues in 2000 or 2001. During 2002 approximately 13% of the Company's revenues were derived from a single partner.

             During each of the years 2000, 2001 and 2002, the Company increased the number of its distributors, resellers, system integrators and managed service providers on a worldwide basis.

             The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from sales into each of the regions identified in the table:

	Year Ended December 31,
Region	2000	2001	2002
Americas	48%	45%	43%
Europe, Middle East and Africa	36%	38%	41%
Japan	9%	10%	9%
Asia Pacific	7%	7%	7%

        The Company may experience declining operating margins as it expands its customer and technical support organization. The Company also expects that it will experience increasing competition and pricing pressure, which may result in lower operating margins. In 2003, the Company intends to continue to make investments in the further development and expansion of its sales and marketing organization, including the expansion of its field organization both in the United States and in additional countries in Europe, Asia, and Latin America. In addition, the Company expects to further expand its research and development organization. As a result, operating margins may decrease from historical levels. The amount and timing of these additional expenditures are likely to result in fluctuations in operating margins.

Critical Accounting Policies:

        The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Audit Committee. See Note 2 to the Company’s Consolidated Financial Statements, which contain additional information regarding the Company’s accounting policies and other disclosures required by GAAP.

        Management believes the significant accounting policies which affect its more significant judgments and estimates used in the preparation of its consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

•	Revenue Recognition

•	Allowance for Doubtful Accounts and Sales Returns

•	Legal Contingencies

•	Income taxes

         Revenue Recognition

        The Company derives its revenues from three primary sources: (1) new software licenses (2) software subscriptions and (3) services revenues, which include support, technical services and training programs. The basis for new software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (“SOP 97-2”).

        According to SOP 97-2, the Company recognizes revenue when: (1) persuasive evidence of an arrangement for the license of software exists; (2) it delivers the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

        Management periodically considers arrangements regarding certain channel partners with payment terms extending beyond the Company’s customary payment terms not to be fixed or determinable. If the fee is not fixed or determinable, revenue is deferred and recognized when payments become due from the channel partners, providing that all other revenue recognition criteria have been met. See also note 2i to the Company’s consolidated financial statements.

         Allowance for Doubtful Accounts and Sales Returns

        The Company maintains an allowance for doubtful accounts for estimated losses, which may result from the inability of its channel partners to make required payments. Management exercises judgment as to its ability to collect outstanding receivables. Allowances for doubtful accounts are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, allowances for doubtful accounts are made based upon the age of the receivable. In determining the allowance, the Company analyzes its historical collection experience and current economic trends. If the historical data used to calculate the allowances for doubtful accounts do not reflect the future ability to collect outstanding receivables, additional allowances for doubtful accounts may be needed and the future results of operations could be materially affected.

        The Company also records a provision for estimated sales returns in the same period as the related revenues are recorded. This estimate is based on historical sales returns, analysis of credit memo data and other known factors. If the historical data used to calculate these estimates do not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

         Legal Contingencies

        As discussed in “Legal Proceedings” in “Item 8. Financial Information,” a trademark opposition is pending against the Company in the U.S. Trademark Office and, as of December 31, 2002, management had accrued its estimate of the probable costs for the resolution of this claim. This estimate was developed in consultation with outside counsel handling the Company’s defense in this matter and is based upon an analysis of potential outcomes. Management does not believe this proceeding will have a material adverse effect on the Company’s consolidated financial position. Because of uncertainties related to this matter, the provision is based on the best information available at the time the accrual was made. As additional information becomes available, management will reassess the potential liability related to the pending opposition and may revise its estimate of the probable cost of this opposition. Such revisions in the estimates of the probable cost could have a material impact on the Company’s future results of operations and financial position for a particular period.

         Income taxes

        The Company operates within multiple taxing jurisdictions and is subject to audits in these jurisdictions. These audits can involve complex issues, which may require an extended period of time to resolve. In management’s opinion, adequate provisions for income taxes have been made for all years. Although management believes that its estimates are reasonable, no assurance can be given that the final tax outcome of these issues will not be different than those, which are reflected in the Company’s historical income tax provisions. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such outcome occurs.

Results of Operations:

The following table presents, for the periods indicated, information concerning the Company’s results of operations:

	2000	2001	2002
	In thousands
Revenues:
Products and licenses	$326,998	$374,026	$256,113
Software subscriptions	65,273	110,236	130,879
Support, training and consulting	33,012	43,381	39,997

Total revenues	425,283	527,643	426,989

Operating expenses:
Cost of revenues	35,265	26,571	20,693
Research and development, net	30,309	33,221	28,709
Sales and marketing	110,003	109,086	104,606
General and administrative	20,409	22,002	17,969

Total operating expenses	195,986	190,880	171,977

Operating income	229,297	336,763	255,012
Financial income, net	29,147	44,760	49,314

Income before taxes on income	258,444	381,523	304,326
Taxes on income	37,231	59,603	49,246

Net income	$221,213	$321,920	$255,080

The following table presents, for the periods indicated, information concerning the Company’s results of operations as a percentage of the Company’s revenues.

	2000	2001	2002
Revenues:
Products and licenses	77%	71%	60%
Software subscriptions	15	21	31
Support, training and consulting	8	8	9

Total revenues	100	100	100

Operating expenses:
Cost of revenues	8	5	5
Research and development, net	7	6	7
Sales and marketing	26	21	24
General and administrative	5	4	4

Total operating expenses	46	36	40

Operating income	54	64	60
Financial income, net	7	8	12

Income before taxes on income	61	72	72
Taxes on income	9	11	12

Net income	52%	61%	60%

        Revenues. The Company’s revenues are derived from the sale of software products and related software subscriptions, support contracts, training and consulting. The Company’s revenues were $425.3 million, $527.6 million and $427.0 million in 2000, 2001 and 2002, respectively. The increases in 2001 resulted primarily from the growth in the market for the Company’s enterprise security products, expanded awareness of the Company’s products, increased sales through resellers and the introduction of new versions of VPN-1, FireWall-1, and Provider-1. The decrease in revenues in 2002 was primarily a result of lower spending by the Company’s customers, much of which was attributable to the global economic slow down, continuous weakness in the service providers sector and a more competitive market place. Revenues from sales to resellers and OEMs in the Americas represented 48%, 45% and 43% of revenues in 2000, 2001 and 2002, respectively.

        Cost of revenues. The Company’s cost of revenues is comprised of the cost of freight, media, software production, manuals and packaging, post-sale customer support, training, consulting and license fees. Cost of revenues was $35.3 million, $26.6 million and $20.7 million for 2000, 2001 and 2002, respectively. The decrease in cost of revenues in 2002 was mainly attributable to a decrease in license payments to third parties and an increase in the Company’s operational efficiency.

        Research and development, Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Net research and development expenses were $30.3 million, $33.2 million and $28.7 million in 2000, 2001 and 2002, respectively, representing 7%, 6% and 7% of revenues, respectively. The increase in absolute dollars in 2001 was mainly attributable to recruiting skilled development personnel and facility costs. The decrease in 2002 related both to lower compensation expense and limited amounts being spent on special projects. The Company anticipates that research and development expenditures in 2003 will remain at the same level as a percentage of revenues.

        Sales and marketing. Sales and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Sales and marketing expenses were $ 110.0 million, $109.1 million and $104.6 million in 2000, 2001 and 2002, respectively, representing 26%, 21% and 24% of revenues, respectively. The level of expenses in 2001 was slightly lower than in 2000, mainly due to a reduction of non-headcount related expenses. The decrease in 2002 was mainly due to lower expenses for marketing activities. Despite the total expense decrease during the year, Sales expenses (mostly headcount-related) increased due to Check Point’s sales force expansion in new countries. The Company anticipates that sales and marketing expenditures in 2003 will increase in absolute dollars, and may fluctuate as a percentage of revenues thereafter as the Company continues to expand its sales and marketing activities.

        General and administrative. General and administrative expenses consist primarily of salaries, outside professional fees and other related expenses. General and administrative expenses were $20.4 million, $22.0 million and $18.0 million in 2000, 2001 and 2002, respectively, representing 5%, 4% and 4% of revenues, respectively. The increase in absolute dollars in 2001 was primarily due to the addition of staff and increased costs associated with the expansion of the Company’s business. The decrease in 2002 was mainly due to lower non-headcount related expenses. The Company anticipates that in 2003, general and administrative expenses will increase in absolute dollars.

         Financial income, net. Financial income, net consists primarily of interest earned on cash and cash equivalents, short and long term deposits and marketable securities. Financial income, net was $29.1 million, $44.8 million, and $49.3 million in 2000, 2001 and 2002, respectively. The increase in these periods was primarily attributable to the increase in the Company’s cash and cash equivalents, short and long-term deposits and marketable securities, all of which grew as a result of the Company’s cash flow from its operations. Interest income is heavily dependent on prevailing U.S. interest rates.

Quarterly Results of Operations.

        The following table sets forth certain unaudited consolidated statements of income data for each of the quarters in 2001 and 2002, as well as the percentage of the Company’s revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information, when read in conjunction with the Company’s consolidated financial statements and notes thereto appearing elsewhere in this annual report.

US$ in thousands, except per share data:

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues	$145,010	$142,071	$118,032	$122,530	$104,583	$108,587	$103,559	$110,260

Operating expenses:
Cost of revenues	10,078	6,464	5,368	4,661	4,615	4,889	5,676	5,513
Research and development, net	9,320	9,049	7,511	7,341	7,399	7,383	6,988	6,939
Sales and marketing	30,382	28,714	23,500	26,490	25,033	27,865	24,625	27,083
General and administrative	6,538	6,145	4,877	4,442	4,837	4,364	4,215	4,553

Total operating expenses	56,318	50,372	41,256	42,934	41,884	44,501	41,504	44,088

Operating income	88,692	91,699	76,776	79,596	62,699	64,086	62,055	66,172
Financial income, net	10,101	11,574	11,440	11,645	12,227	12,332	12,276	12,479

Income before taxes on income	98,793	103,273	88,216	91,241	74,926	76,418	74,331	78,651
Taxes on income	15,115	16,472	13,911	14,105	11,390	11,684	12,015	14,157

Net income	$ 83,678	$ 86,801	$ 74,305	$ 77,136	$ 63,536	$ 64,734	$ 62,316	$ 64,494
Basic net earnings per share	$ 0.35	$ 0.36	$ 0.31	$ 0.32	$ 0.26	$ 0.27	$ 0.25	$ 0.26

Shares used in computing basic net
earnings per share	236,945	239,555	241,342	242,353	243,179	243,740	244,739	245,503

Diluted net earnings per share	$ 0.32	$ 0.33	$ 0.29	$ 0.30	$ 0.25	$ 0.26	$ 0.25	$ 0.26

Shares used in computing diluted
net earnings per share	262,367	260,792	259,194	258,893	259,042	253,559	253,336	252,807

	2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
As a percentage of Revenues
Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Operating expenses:
Cost of revenues	7	5	5	4	4	5	5	5
Research and development, net	6	6	6	6	7	7	7	6
Sales and marketing	21	20	20	21	24	25	24	25
General and administrative	5	5	4	4	5	4	4	4

Total operating expenses	39	36	35	35	40	41	40	40

Operating income	61	64	65	65	60	59	60	60
Financial income, net	7	9	10	9	12	11	12	11

Income before taxes on income	68	73	75	74	72	70	72	71
Taxes on income	10	12	12	11	11	10	12	13

Net income	58%	61%	63%	63%	61%	60%	60%	58%

        The Company’s future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the timing of new product releases and acceptance of new products, the demand for the Company’s products, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the expansion of the Company’s sales and marketing organizations, the Company’s ability to develop new and enhanced products and control costs, the Company’s ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which products are sold, the mix of products and services sold, the growth in the acceptance of and activity on the Internet and World Wide Web, the growth of intranets, seasonal trends in customer purchasing, customer capital spending budgets, foreign currency exchange rates and general economic factors. The Company’s revenues are subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the increased activity related to the year-end purchasing cycles of many end-users of the Company’s products. The Company believes that it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31, respectively.

        The Company’s expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenues due to the relatively small amount of the Company’s expenses, which vary with its revenues. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company’s operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company’s ordinary shares would likely be materially adversely affected.

Liquidity and Capital Resources

        The Company has financed its operations through cash generated from operations. Cash and cash equivalents and short term investments were $785.9 million, and long term interest bearing investments were $528.9 million, totaling $ 1,314.8 million as of December 31, 2002, as compared with cash and cash equivalents and short term investments of $ 487.0 million and long term interest bearing investments of $541.4 million totaling $1,028.4 million as of December 31, 2001. In 2003 the Company established a subsidiary in order to manage its financial assets. This subsidiary currently holds the majority of the Company’s investments. The Company generated net cash from operations of $315.7 million, $347.2 million and $283.9 million in 2000, 2001 and 2002, respectively. Net cash from operations for 2002 consisted primarily of net income plus increases in deferred revenues, employees and payroll accruals, tax benefit related to exercise of stock options and depreciation and amortization. Net cash from operations for 2001 consisted primarily of net income plus increases in accrued expenses and other liabilities, depreciation and amortization and decrease in trade receivables, offset by decreases in deferred revenues and employees and payroll accruals. Net cash from operations for 2000 consisted primarily of net income plus increases in deferred revenues, employee and payroll accruals and accrued expenses and other liabilities, offset by increases in trade receivables and prepaid expenses.

        The Company’s capital investments amounted to approximately $9.1 million, $9.7 million, and $4.6 million in 2000, 2001 and 2002, respectively. Currently, the Company’s capital expenditures consist primarily of computer equipment and software for the Company’s research and development and technical service organization efforts as well as increasing infrastructure to enable operation expansion. The Company does not anticipate any change to this policy in the foreseeable future. As of December 31, 2002, the Company had no material commitments for capital expenditures.

        Net cash provided by financing activities was approximately $25.8 million, $36.3 million and $14.7 million in 2000, 2001 and 2002, respectively, primarily as a result of stock options exercised. Excess cash is invested in marketable securities and bank deposits of varying maturities, depending on projected cash needs for operations, capital purchases and other business purposes.

        The Company’s principal sources of liquidity consist of its current assets and long-term investments (which aggregated $1,425.6 million as of December 31, 2002), its cash flow from operations and its financial income, net. The Company believes that these sources of liquidity will be sufficient to satisfy the Company’s capital requirements for the foreseeable future.

Effective Corporate Tax Rate

        The Company’s effective tax rate was 14.4%, 15.6% and 16.2% in 2000, 2001 and 2002, respectively. These low tax rates were mainly achieved as a result of the Company’s “Approved Enterprise” status under Israeli law of its production facilities in Israel. The Company’s production facilities have been granted the status of “Approved Enterprise,” for its capital investment plans.

        According to the provisions of the Israeli law, the Company has elected to enjoy the “alternative plan” benefits relating to these facilities, which grant tax exemptions and a reduction of tax rates. Accordingly, the Company’s income from its “Approved Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% — 25% for an additional period of five to eight years, based on the percentage of foreign investment. The tax benefits granted are scheduled to gradually expire from 2002 through 2010. The period of tax benefits, for each capital investment plan, is limited to the earlier of twelve years from commencement of production, or fourteen years from receipt of approval.

     Out of the Company’s retained earnings as of December 31, 2002 approximately $ 461.0 million were tax-exempt. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 115.0 million would be incurred. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided with respect to this income. Distribution of other earnings derived from “Approved Enterprise” which were previously taxed at reduced tax rates, would not result in additional tax consequences to the Company.

        If the Company fails to meet the requirements of being an “Approved Enterprise” in the future, the Company could be subject to the regular Israeli corporate tax rate of 36% and could be required to refund a portion of the tax benefits already received. The law prescribing the benefits will be terminated in May 2003 and therefore there is a doubt regarding obtaining new benefits. There can be no assurance that such tax benefits will be continued in the future at their current levels or otherwise.

On January 1, 2003 a comprehensive tax reform took effect in Israel, which could adversely affect the Company’s effective tax rate. See “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 — Additional Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors and executive officers of the Company as at December 31, 2002 were as follows:

Name	Position
Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Senior Vice President and Vice Chairman of the Board
Jerry Ungerman	President
Eyal Desheh	Chief Financial Officer
Shlomo Kramer	Director
Irwin Federman (1)(2)(3)	Director
David Rubner (2)	Director
Ray Rothrock (1)(2)(3)	Director
Alex Vieux	Director
Tal Shavit	Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Outside Director; see “Outside and Independent Directors” below in this Item 6.

        Gil Shwed, a co-founder of the Company, is Chairman of the Board of the Company, a position he has held since July 1998, and is also the Company’s Chief Executive Officer and a Director of the Company, both positions he has held since the Company’s inception in July 1993. Mr. Shwed also served as President of the Company from its inception until 2001. Mr. Shwed is also a Director of Backweb Technologies.

        Marius Nacht, a co-founder of the Company, has served as the Company’s Senior Vice President and Vice Chairman of the Board since the beginning of 2001. Mr. Nacht served as the Company’s Senior Vice President from January 1999 until the beginning of 2001. Mr. Nacht served as the Company’s Vice President of International Operations from September 1995 until December 1998, and from July 1993 to September 1995 Mr. Nacht served as a Vice-President of the Company. Mr. Nacht has served as a director of the Company since its inception in July 1993. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. in Physics and Mathematics from Hebrew University of Jerusalem.

        Jerry Ungerman was appointed President of the Company in 2001 and has global responsibility for sales, marketing, business development, product management and technical services. He served as Executive Vice President from 1998 until 2000. He began his career with IBM in 1967 and from July 1971 to October 1998, Mr. Ungerman held a number of senior management positions with Hitachi Data Systems Corp., a provider of computer networking and data storage solutions for computing environments. Mr. Ungerman holds a B.S.B. in business from the University of Minnesota and is a director of Serena Software.

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

        Shlomo Kramer, a co-founder of the Company, served as the Company’s Executive Vice President from October 1996 until December 1998, and served as Vice President of Product and Business Development from October 1995 to October 1996. From July 1993 to October 1995, Mr. Kramer served as a Vice President of the Company. Mr. Kramer has served as a director of the Company since its inception in July 1993. Mr. Kramer is the founder and CEO of WebCohort Inc., a software security company. Mr. Kramer received a Masters degree in Computer Science from Hebrew University of Jerusalem as well as a B.S. in Mathematics and Computer Science from Tel Aviv University.

        Irwin Federman has served as a director of the Company since November 1995. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since April 1990. From 1988 to 1990, he was a Managing Director of Dillon Read & Co., an investment banking firm, and a general partner in its venture capital affiliate, Concord Partners. Mr. Federman is a director of Centillium Communications, Inc., Netro Corporation, Nuance Communications, Inc., SanDisk Corp., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

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

        David Rubner has served as a director of the Company since June 1999. Mr.Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital firm. Prior to starting this company, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. Mr. Rubner was a recipient of the Industry Prize in 1995 and serves on the boards of directors of a number of companies, and is a member of the Board of Trustees of Bar Ilan University and Shaare Zedek hospital.

        Alex Serge Vieux is Chairman, CEO and founder of DASAR Brothers, Inc., which he founded in 1990 and the owner of ETRE, the European Technology Roundtable Exhibition. He is a member of the board of several public and private technology companies including BVRP software, Cibox, Commerce One, Kyriba, madge, Thrunet and White Pajama. Mr. Vieux has served as a senior advisor to both government and industry and was lately named, for the second year in a row, one of the most influential people in the European technology community. Mr. Vieux is currently a visiting professor at the French University Paris Dauphine, where he is teaching telecommunications in the United States. Mr. Vieux is a graduate of the Institut d’Etudes Politiques in Paris and HEC. He also holds a law degree from the Université de Paris II-Assas and an M.B.A. from Stanford University, where he was a Fulbright Scholar.

    Dr. Tal Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her focus is on consultation to R&D upgrade in both Israeli companies and in American companies with Israeli-based R&D centers. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change and a redefining of management roles in order to meet market changes.

        Except for Messrs. Shwed, Nacht and Kramer, as of February 28, 2003, none of the directors or executive officers of the Company owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Messrs. Shwed, Nacht and Kramer, see “Item 7 – Major Shareholders and Related Party Transactions.”

Board Composition

        The Company’s Articles of Association provide for a Board consisting of not less than six nor more than twelve members. Each director (other than an outside director, as explained below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company’s officers and directors, other than non-employee directors, devotes substantially all of his business time to the affairs of the Company. There are no family relationships among any of the directors, officers or key employees of the Company.

        The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director and may cancel such appointment. Any person, whether or not already a director, may act as an alternate and the same person may act as the alternate for several directors. An alternate has the number of votes equivalent to the number of the directors who appointed him. The term of appointment of an alternate director may be for one meeting of the Board or for a specified period or until notice is given of the cancellation of the appointment. To the Company’s knowledge, no director currently intends to appoint any other person as an alternate director.

        The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors, as it deems appropriate, subject to the provisions of Israeli law. The Board of Directors has appointed a Compensation Committee and an Audit Committee.

Outside and Independent Directors

        In accordance with Israel’s Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the Company’s statutory audit committee, and at least one outside director must serve on each committee of the Board of Directors. The Company has appointed Irwin Federman and Ray Rothrock as its outside directors under Israel’s Companies Law.
In addition, the NASDAQ National Market requires that companies listed thereon must have at least three independent directors. The current independent directors of the Company are Irwin Federman, Ray Rothrock and David Rubner.

Audit Committee

        The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including both of the outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. In addition, the NASDAQ National Market requires the Company to establish an audit committee of at least three members, comprised solely of independent directors. The responsibilities of the audit committee under the NASDAQ rules include evaluating the independence of a company’s outside auditors. The Company’s Audit Committee satisfies both the Israeli law and the NASDAQ National Market requirements. The current members of the Company’s audit committee are Irwin Federman, Ray Rothrock and David Rubner.

Compensation Committee

        The Company’s Compensation Committee reviews and, as required, approves policies under which compensation is awarded to the Company’s executive officers and key managers and oversees the administration of the Company’s executive compensation programs, including the Company’s stock option plans. The current members of this committee are Irwin Federman and Ray Rothrock.

Compensation of Directors and Officers

        The aggregate accrued compensation of all 10 persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2002 was approximately U.S. $3.5 million. This does not include amounts expended by the Company for business travel, professional and business association dues and expenses reimbursed to officers. Except for severance payments mandated by Israeli law for all employees employed in Israel, the Company does not have any agreements with those directors who are also officers of the Company providing for benefits upon termination of employment. The Company’s directors who are officers will not receive compensation for serving as directors in 2003; the Company’s directors who are not officers will receive compensation for serving as directors in 2003. From time to time, the Company grants options under its stock option plans (described below) to its executive officers and directors. As of February 23, 2003, the Company’s executive officers and directors held options to purchase an aggregate of 13,467,500 shares under the Company’s stock option plans. The exercise prices of these options range between $2.65 and $79.79, and their expiration dates range between July 2004 and July 2010.

Stock Options

         Israel Stock Option Plan

        The Company’s 1996 Israel Stock Option Plan (the “1996 Israel Plan”) was adopted by the Board of Directors on April 12, 1996 and subsequently restated, most recently in February 2003. The 1996 Israel Plan authorizes the issuance of up to 66,386,176 ordinary shares. As of February 23, 2003, 11,390,472 ordinary shares had been issued under the 1996 Israel Plan, options to purchase 20,003,183 ordinary shares were outstanding (including options incorporated from previous grants to employees in Israel prior to the adoption of the 1996 Israel Plan) and 34,992,521 shares remained available for future grant. The exercise prices range between $0.64 and $86.54. Starting October 2002, $0.60 is added to the exercise price of all options granted thereafter. The 1996 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the 1996 Israel Plan are issued to Israeli employees of the Company and, under subsidiary plans of the 1996 Israel Plan that are tailored for various other jurisdictions worldwide, to employees of the Company’s subsidiaries in other countries outside the United States. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 1996 Israel Plan (excluding grantees who previously received options that were incorporated upon the adoption of the 1996 Israel Plan, and those who are not employees or controlling shareholders of the Company) are afforded certain tax benefits. The Company has elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. The 1996 Israel Plan provides for the options granted under the Plan to have a maximum exercise period of seven years from the date of grant. Options granted under the 1996 Israel plan are generally exercisable over five years. Options that are not exercised will become available for further grant by the Board under the 1996 Israel Plan.

         United States Stock Option Plan

        The Company’s 1996 United States Stock Option Plan (the “1996 U.S. Plan”) was adopted by the Board of Directors on April 12, 1996 and was approved by the shareholders as the successor to the Company’s 1995 Stock Option Plan (the “1995 Plan”). The 1996 U.S. Plan authorizes the issuance of up to 92,679,264 ordinary shares. As of February 23, 2003, 34,300,643 ordinary shares have been issued under the 1996 U.S. Plan, options to purchase 8,170,788 ordinary shares were outstanding (including options incorporated from the 1995 Plan) and options to purchase 50,207,833 ordinary shares remained available for future grant. Ordinary shares subject to outstanding options, including options granted under the 1995 Plan, which expire or terminate prior to exercise, will be available for future issuance under the 1996 U.S. Plan. Starting October 2002, $0.60 is added to the exercise price of all options granted thereafter. Options granted under the 1996 U.S. plan are generally exercisable over four years.

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

        The Compensation Committee of the Board administers the 1996 U.S. Plan. The Compensation Committee has complete discretion to determine which eligible individuals are to receive option grants, the number of shares subject to each such grant, the status of any granted option as either an incentive option or a non-statutory option under U.S. Federal tax laws, the vesting schedule to be in effect for each option grant and the maximum term for which each granted option is to remain outstanding. In no event, however, may any one participant in the 1996 U.S. Plan acquire ordinary shares under the 1996 U.S. Plan in excess of 3,000,000 shares, exclusive of any option grants received prior to January 1, 1996.

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

        The Compensation Committee has the authority to effect, from time to time, the cancellation of outstanding options under the 1996 U.S. Plan in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of the ordinary shares on the new grant date.

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

         Stock Option Grants to Board Members

        Under the automatic grant program, each individual joining the Board as a non-employee director receives at that time, an automatic option grant for up to 30,000 ordinary shares, vesting over four years. In addition, at each annual shareholders meeting, each non-employee director who is to continue to serve as a non-employee director after such annual meeting is automatically granted a fully vested option to purchase up to an additional 18,000 ordinary shares, provided that the director has served as a non-employee director for at least six months prior to the date of such annual meeting. The exact number of ordinary shares covered by the options to be granted to each non-employee director is determined by the other directors in office immediately prior to the date of his or her election or appointment, or the date of the annual meeting, as the case may be. Each option has an exercise price not less than the fair market value of the ordinary shares on the automatic grant date and a maximum term of ten years, subject to earlier termination following the optionee’s cessation of Board service.

Employee Stock Purchase Plan

        On November 24, 1996, the Company adopted an Employee Stock Purchase Plan (the “Purchase Plan”), which was ratified by the Company’s shareholders. Under the Purchase Plan, 6,000,000 ordinary shares were authorized for issuance. As of February 28, 2003, 1,017,342 ordinary shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the United States Internal Revenue Code, is implemented by six-month offerings with purchases occurring at six-month intervals in February and July. The Compensation Committee of the Board administers the Purchase Plan. Employees of the Company and some of its subsidiaries are eligible to participate if they are employed for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may not exceed 15% of an employee’s compensation, nor more than 1,250 shares per participant on any purchase date. The price of the ordinary shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the ordinary shares at the beginning of the six-month offering period or on the semi-annual purchase date. Employees may terminate their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation of the Company. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without shareholders approval, materially increase the number of ordinary shares available for issuance, alter the purchase price formula so as to reduce the purchase price payable for ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan terminates by its terms in July 2006.

Change of Control Arrangements

        The Compensation Committee of the Board of Directors, as administrator of the 1996 Plan, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the executive officers in connection with certain changes in control of the Company or the subsequent termination of the officer’s employment following the change in control event.

Employees

        As of December 31, 2002, the Company had 1,203 employees, of whom 311 were engaged in research, development, and quality assurance, 541 were engaged in marketing and sales, 200 were engaged in customer support and operations, and 151 were engaged in Information systems, administration and finance. From time to time, the Company also engages a limited number of consultants, subcontractors and temporary help. As of December 31, 2002, the Company had 61 people of the abovementioned nature. The Company believes that its relations with its employees are satisfactory.

        As of December 31, 2002, the Company employs 503 people in Israel, 496 people in the United States and 204 people in the rest of the world. With respect to its employees in Israel, the Company is subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. The Company meets this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. The Company is subject to the labor laws and regulations of other jurisdictions in the world where it has employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth certain information regarding ownership of the Company’s ordinary shares as of February 13, 2003 for each person who is known by the Company to own beneficially more than five percent of the Company’s outstanding ordinary shares:

Name of Ten Percent Shareholders, Officers and Directors	Amount Beneficially Owned	Percentage of Class

Gil Shwed (1)	28,198,995	11.5%
Franklin Templeton Investments (2)	27,013,630	10.9%
Marius Nacht (1)	26,241,795	10.7%
Shlomo Kramer (1)	13,798,650	5.6%

(1)	The amount includes ordinary shares owned by each of the above, directly or indirectly and options immediately exercisable or that are exercisable within 60 days from December 31, 2002. The exercise price of some of these options is higher than the current Check Point’s share market price.

(2)	Based on Franklin Templeton Investment 13G filing.

The Company is not directly or indirectly controlled by another corporation or by any foreign government. The Company’s major shareholders do not have different voting rights with respect to their shares.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

        The Company’s Consolidated Financial Statements included in this Annual Report on Form 20-F beginning on page F-1 are hereby incorporated into this Annual Report by reference.

Dividend Policy

        The Company anticipates that it will retain any future earnings to support operations and to finance the growth and development of its business. In addition, tax-exempt income attributable to the Company’s status as an “Approved Enterprise” under Israeli tax law can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend.

Legal Proceedings

        On June 20, 2001, the Company, through its subsidiary in France received a formal request for information from the Directorate-General for Competition of the European Commission (the “Commission”) regarding a complaint submitted by Stonesoft Corporation, a Finnish company alleging anti-competitive behavior, and in particular, alleging abuse of a dominant position held by the Company, and requesting that the Commission investigate the allegations and order injunctive relief. The Company responded to the Commission in a timely manner both to this and a subsequent request for information received on November 6, 2001, and contested the existence of a dominant position or of infringing behavior on its part. In, or about, April of 2002, Check Point and the Commission reached an agreement whereby Check Point would affirm its commitment to adhere to the European competition rules. In accordance with this undertaking, the matter was resolved.

        On July 5, 1996, Checkpoint Systems, Inc. (“CSI”) a manufacturer of theft prevention devices for retail stores filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI sought to enjoin the Company from using the “Check Point” name in connection with the Company’s products and services. The District Court issued its opinion in the Company’s favor on July 12, 2000, and the District Court’s decision was affirmed on appeal during 2001. In 2002 a trademark opposition was filed by CSI with the Patent and Trademark Office. As of December 31, 2002, management had accrued its estimate of the probable costs for the resolution of this claim.

ITEM 9.	THE OFFER AND LISTING

The Company’s ordinary shares are traded publicly on the NASDAQ National Market under the symbol “CHKP.”

The following table lists the high and low closing sale prices for the ordinary shares for the periods indicated as reported by the NASDAQ National Market:

	High	Low
1998
1999
2000
2001
2002
2001
First Quarter
Second Quarter
Third Quarter
Fourth Quarter
2002
First Quarter
Second Quarter
Third Quarter
Fourth Quarter
Most recent six months
September 2002
October 2002
November 2002
December 2002
January 2003
February 2003	$7.96 34.85 113.33 110.58 49.47 113.33 80.16 52.70 44.95 49.47 29.80 19.03 18.00 18.75 17.34 17.80 18.00 16.00 15.60	$2.17 4.46 30.54 20.70 10.37 42.56 39.50 19.56 20.20 27.03 12.00 10.37 12.62 13.57 12.62 13.56 12.83 13.35 13.55

        On March 25, 2003, the last reported sale price of the Company’s Ordinary shares on the NASDAQ National Market was $15.12 per share. According to the Company’s transfer agent, as of March 17 2003, there were 328 holders of record of the Company’s ordinary Shares.

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

        The following is a summary of the material provisions of the Company’s Articles of Association and related provisions of Israeli corporate law. This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see “Item 4 – Information on the Company – General” and “Item 19 — Exhibits.”

Description of Shares

        The Company’s authorized share capital consists of 500,000,000 ordinary shares, NIS 0.01 nominal value, 5,000,000 Preferred Shares, NIS 0.01 nominal value, and 10 deferred shares, NIS 1 nominal value. The deferred shares are not entitled to any rights other than the right to receive their nominal value upon liquidation of the Company.

Description of Ordinary Shares

        All issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have pre-emptive rights. Neither the Memorandum of Association, the Articles of Association of the Company nor the laws of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of counties which are in a state of war with Israel.

Dividend and Liquidation Rights

        Subject to the rights of the holders of shares with preferential or other special rights which may be authorized in the future, holders of ordinary shares are entitled to receive dividends out of assets legally available therefore and, in the event of the winding up of the Company, to share ratably in all assets remaining after payment of liabilities, subject to applicable law.

Voting, Shareholder Meetings and Resolutions

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

        Israel’s Companies Law requires that the shareholders approve certain transactions, actions and arrangements. Such transactions, actions and arrangements include: (i) arrangements with a director as to the term of office or compensation; (ii) certain extraordinary transactions (as defined in the Companies Law); and (iii) any action or extraordinary transaction involving a director or officer in which a majority of the Board or the statutory audit committee has a personal interest. See “Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders” below in this Item 10.

Transfer of Shares and Notices

        Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely. Each shareholder of record is entitled to receive at least 21 days’ prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date which shall be not more than fourty nor less than four days prior to the date of the meeting.

Election of Directors

        The ordinary shares do not have cumulative voting rights in the election of directors. Thus, the holders of ordinary shares conferring more than 50% of the voting power have the power to elect all the directors, to the exclusion of the remaining shareholders.

Transfer Agent and Registrar

American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the ordinary shares.

Description of Preferred Shares

        The Company has 5,000,000 preferred shares authorized. The Board of Directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. The issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. For example, the Board of Directors could issue preferred shares with voting and conversion rights, which may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. The Company currently has no plans to issue any preferred shares.

Provisions Affecting a Potential Change of Control

        The Company’s Articles of Association provide that the Company may not engage in any business combination with an interested shareholder for a period of three years following the date that such shareholder became an interested shareholder, unless: (a) prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder; or (b) upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 75% of the voting shares of the Company outstanding at the time the transaction commenced. A business combination includes: (i) any merger or consolidation involving the Company and the interested shareholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company in a transaction involving the interested shareholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested shareholder; (iv) any transaction involving the Company that has an effect of increasing the proportionate share of the shares of any class or series of the Company beneficially owned by the interested shareholder; or (v) the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company. In general, the Articles of Association define an interested shareholder as any entity or person beneficially owning 15% or more of the outstanding voting shares of the Company and any entity or person affiliated with, controlling or controlled by such entity or person.

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

        The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder. Each person listed in the table that appears at the beginning of “Item 6 – Directors, Senior Management and Employees” is an office holder of the Company.

        Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction with the company. In addition, the office holder must also generally disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a five percent or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

        In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board of directors’ approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the board of directors and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter.

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

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s Articles of Association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law does not describe the substance of this duty.

Indemnification of Directors and Officers; Limitations on Liability

        Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of the breach of his or her duty of care to the company or to another person, or as a result of the breach of his or her fiduciary duty to the company, to the extent that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he or she committed in connection with his or her serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him or her in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, and (b) reasonable litigation expenses, including attorneys’ fees, actually incurred by him or her or imposed upon him or her by a court, in an action, suit or proceeding brought against him or her by or on behalf of the company or other persons, or in connection with a criminal action which does not require criminal intent in which he or she was convicted, in each case in connection with his or her activities as an office holder. The Company’s Articles of Association allow for insurance and indemnification of office holders to the fullest extent permitted by law. The Company has entered into indemnification, insurance and exculpation agreements with its directors and senior officers, following shareholder approval of these agreements. The Company has directors’ and officers’ liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

Borrowing Power: Amendment of Rights of Ordinary Shares

        The Company’s Articles of Association grant broad powers to the Board of Directors to authorize the Company to borrow funds, repay borrowings, make guarantees and grant security interests in borrowings. The Company’s Articles of Association provide that the rights and provisions of the ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

Israeli Taxation, Foreign Exchange Regulation and Investment Programs

        The following is a summary of the material Israeli tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting the Company. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Tax Reform

        On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

Statutory Corporate Tax Rate

        Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However in the Company’s case, the rate is currently effectively reduced, as described below.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959

        The Company’s facilities have been granted “Approved Enterprise” status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which provides certain tax and financial benefits to investment programs that have been granted such status.

        The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Commerce of the State of Israel, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

        A company owning an Approved Enterprise may elect the “alternative plan” benefits. Under the “alternative plan” route, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of two years commencing in the first year of taxable income, and taxed at a reduced corporate tax of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the Company. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. A Foreign Investors Company (“FIC”), as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years, or twelve years if it complies with certain export criteria stipulated in the Investment Law.

        Distribution of earnings derived from “Approved Enterprise” which were previously taxed at reduced tax rates, would not result in additional tax consequences to the Company. However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, the Company would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company is not obliged to distribute exempt retained profits under the “alternative plan”, and may generally decide from which year’s profits to declare dividends. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Dividends from Approved Enterprises are generally taxed at a rate of 15% (which is withheld and paid by the Company paying the dividend) if such dividend is distributed during the benefits period or within twelve years thereafter. The twelve-year limitation does not apply to an FIC.

        The Company has derived, and expects to continue to derive, a substantial portion of its operating income from its “Approved Enterprise” facilities. The tax benefits are scheduled to gradually expire from 2002 to 2010.

        The Investment Center of the Ministry of Industry and Commerce bases its decision as to whether or not to approve an application, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund a portion of the benefits already received, with the addition of interest and penalties.

        The Investment law is about to expire in May 2003, and no new benefits will be granted after that date unless the expiration date is extended. There can be no assurance that new benefits will be available after May 2003.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

According to the Law for the Encouragement of Industry (Taxation), 1969, or the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Company believes it currently qualifies as an “Industrial Company” within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to certain tax benefits such as deduction of public offering expenses and accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that the Company will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to measurement of taxable income

        Until December 31, 2001, the Company measured its taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law,” which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2002, the Company elected to measure its taxable income based on the changes in the exchange rate of the U.S. dollar.

Capital Gains Tax applicable to Shareholders

        Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an “Industrial Company”, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law- 1985. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company’s status as an Industrial Company, possibly with retroactive effect.

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to:(1) dealers in securities;(2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) — 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1,2003, as described in the previous paragraph and capital gains in respect of assets purchased prior to that date will be subject to a blended tax rate calculated based on the relative time periods before and after January 1, 2003.

        In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such “Treaty United States Resident” holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the twelve- month period preceding such sale, exchange or disposition, subject to certain conditions. However, under the United States-Israel Tax Treaty, such “Treaty United States Resident” would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Shareholders

        Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. If the dividends are distributed out of “Approved Enterprise” earnings, the applicable tax rate would be 15%. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a “Treaty United States Resident” will be 25%, however the tax rate is reduced to12.5% for dividends not generated by an Approved Enterprise to a corporation which holds 10% or more of the Company’s voting power during a certain period preceding the distribution of the dividend., Dividends derived from an “Approved Enterprise” will still be subject to 15% tax withholding..,

Foreign Exchange Regulations

        Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion.

United States Federal Income Taxes

        The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of the ordinary shares (“U.S. Shareholders”); (i) citizens or residents (as defined for U.S. federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a U.S. court is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) U.S. shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations and foreign individuals or entities, (c) U.S. Shareholders owning directly or by attribution 10% or more of the Company’s outstanding voting shares, (d) U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) U.S. Shareholders who acquire their ordinary shares in a compensatory transaction, (f) U.S. Shareholders whose functional currency is not the U.S. dollar, or (g) any aspect of state, local or non-United States tax law.

        The following summary does not address the impact of an investor’s individual tax circumstances. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to him or her of an investment in the ordinary shares, including the effects of applicable state, local or foreign tax laws and possible changes in the tax laws.

Dividends Paid on the Ordinary Shares

        A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income, the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in Israeli shekels will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution.

Credit for Israeli Taxes Withheld

        Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares will generally be classified as foreign source “passive income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for U.S. foreign tax credit purposes. The rules relating to foreign tax credits are complex, and each investor should consult his of her tax advisor to determine whether and if he or her would be entitled to this credit.

Disposition of the Ordinary Shares

        The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status

        Based upon its current income, assets and activities, the Company believes that it is currently not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes and currently does not anticipate that it will be a PFIC for any subsequent year. The Company would be classified as a PFIC if, for any taxable year, either (i) 75% or more of its gross income in the taxable year is passive income, or (ii) 50% or more of the average value of its gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets, which produce passive income. If the Company were a PFIC for any taxable year during a U.S. Shareholder’s holding period and the U.S. Shareholder does not timely elect to treat the Company as a “qualified electing fund” under Section 1295 of the Code or elect to mark the ordinary shares to market, a U.S. Shareholder would be subject to special tax rules on the receipt of an “excess distribution” on the ordinary shares (generally, a distribution to the extent it exceeds 125% of the average annual distributions in the prior three years) and on gain from the disposition of the ordinary shares. Under these rules, the excess distribution and any gain would be allocated ratably over the U.S. Shareholder’s holding period for the ordinary shares, the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC would be taxed as ordinary income, the amount allocated to each of the other taxable years would be subject to tax at the highest marginal rate in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax allocated to such other taxable years. The tax liability with respect to amounts allocated to years prior to the year of the disposition or “excess distribution” cannot be offset by any net operating losses. Additionally, if the Company is deemed to be a PFIC, a U.S. Shareholder who acquires ordinary shares in the Company from a decedent will be denied the normally available step-up in tax basis to fair market value for the ordinary shares at the date of the death, and instead will have a tax basis equal to the decedent’s tax basis if lower than fair market value.

        U.S. Shareholders may avoid taxation under the rules described above by making (i) a “qualified electing fund” election for the first taxable year in which the Company is a PFIC to include such holder’s share of the Company’s ordinary earnings and net capital gain on a current basis or (ii) a “deemed sale” election in a subsequent year, along with a qualified electing fund election, if the Company is still classified as a PFIC. However, a U.S. Shareholder may make a qualified electing fund election only if the Company agrees to furnish the U.S. Shareholder annually with certain tax information. The Company does not presently prepare or provide such information, and such information may not be available to U.S. Shareholders if the Company is subsequently determined to be a PFIC.

        U.S. Shareholders holding “marketable shares” (which the Company considers the ordinary shares to be) in a PFIC may make an election to “mark-to-market” the ordinary shares annually, rather than be subject to the above-described rules. Under such election, the U.S. Shareholder will include in income each year any excess of the fair market value of the PFIC stock at the close of each taxable year over the U.S. Shareholder’s adjusted basis in such stock. The U.S. Shareholder will generally be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year, or the amount of any net mark-to-market gains recognized for prior taxable years, whichever is less. A U.S. Shareholder’s adjusted tax basis in the ordinary shares will generally be adjusted to reflect the amounts included or deducted under the mark-to-market election. Additionally, any amounts included in income pursuant to a mark-to-market election, as well as gain on the actual sale or other disposition of the PFIC stock, are treated as ordinary income. Ordinary loss treatment also applies to any loss recognized on the actual sale or disposition of PFIC stock to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such stock. An election to mark-to-market generally will apply to the taxable year in which the election is made and all subsequent taxable years.

        If a U.S. Shareholder makes one of these two elections, distributions and gain will not be recognized ratably over the U.S. Shareholder’s holding period or be subject to an interest charge as described above. Further, the denial of basis step-up at death described above will not apply. A U.S. Shareholder making one of these two elections may experience current income recognition, even if no cash is distributed by the Company.

        A U.S. Shareholder who beneficially owns shares in a PFIC must file an annual return with the IRS on IRS Form 8621 that describes any distributions received with respect to such shares and any gain realized on the disposition of such shares.

        A number of specific rules and requirements apply to both of these elections available to owners of a PFIC and a U.S. Shareholder is urged to consult his or her tax advisor concerning these elections.

Information Reporting and Back up Withholding.

        Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the rate of 30%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”). Finalized Treasury Regulations which are applicable to payments made after December 31, 2000 have generally expanded the circumstances under which information reporting and backup withholding may apply. Amounts withheld as backup withholding may be credited against a U.S. Shareholder’s federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risks relating to the Company’s operations result primarily from weak economic conditions in the markets in which the Company sells its products and from changes in exchange rates or in interest rates. Other than forward exchange currency contracts and forward rate agreements described below which are used for hedging cash flow in transactions not denominated in U.S. dollars, the Company does not use derivative financial instruments in its investment portfolio.

The table below presents principal amounts and related weighted average rates by date of maturity for the Company’s investments in cash and cash equivalents, deposits and marketable securities held as of December 31, 2002

(In thousands, except percentages)

		Maturity					Total Book Value	Fair Value at Dec. 31, 2002
		2003	2004	2005	2006	2007
Government and corporate securities - Floating interest rate**	Book Value	$ 225,617	$ 189,122	$ 202,923	$ 33,997	$ 1,010	$ 652,669	$ 671,596
	WAIR*	3.97%	3.93%	4.78%	4.53%	-	4.23%
Government and corporate securities - Fixed interest rate	Book Value	$ 58,700	$ 17,247	$ 20,637	$ 7,901	$ 2,000	$ 106,485	$ 108,472
	WAIR*	4.75%	2.96%	2.54%	2.34%	9.00%	3.93%
Mortgage and Asset Backed Securities	Book Value	$ 12,855	$ 16,283	$ 2,721	$ 13,886	$ 4,240	$ 49,985	$ 50,093
	WAIR*	3.75%	4.20%	4.74%	3.73%	4.66%	4.02%
Auction Rate Securities	Book Value	$ 19,997	-	-	-	-	$ 19,997	$ 20,000
	WAIR*	1.72%	-	-	-	-	1.72%
Money market Fund	Book Value	$ 444,449	-	-	-	-	$ 444,449	$ 444,449
	WAIR*	1.3%	-	-	-	-	-
Deposits	Book Value	24,279	16,888	-	-	-	$ 41,167	$ 41,501
	WAIR*	3.18%	3.61%	-	-	-	3.36%
Total	Book Value	$ 785,897	$ 239,540	$ 226,281	$ 55,784	$ 7,250	$1,314,752	$1,336,111
	WAIR*	2.43%	3.86%	4.58%	4.02%	5.21%	3.14%

* Weighted Average Interest Rate

** Based upon LIBOR as of December 31, 2002

Foreign Currency Risk

        Most of the Company’s sales are denominated in U.S. dollars. In addition, a substantial portion of the Company’s costs are incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate, and thus the U.S. dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and cash equivalents, short-term deposits and liabilities) are remeasured into U.S. dollars using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

        The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese yen with forward and option contracts. The Company monitors its foreign currency exposures daily to maximize the overall effectiveness of its foreign currency hedge positions. If these derivatives meet the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

        In order to hedge portions of its risk of overall changes in cash flows resulting from forecasted export sales over the next year, the Company has instituted a foreign currency cash flow hedging program with zero cost-collar contracts. As of December 31, 2002, the Company expects to reclassify $0.2 million of unrealized losses on hedging derivative instruments, from accumulated other comprehensive loss to expenses during the next twelve months, in line with actual export sales. The Company also enters into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated customers’ balances.

        As of December 31, 2002, the Company’s management believes that because the above transactions are carried out with well-established institutions, liabilities owing to the Company will be fulfilled. Total outstanding transactions to sell/purchase U.S. dollars in exchange for the Japanese yen were in the amount of $ 31.9 million. The above transactions were for a period ranged from three months to a year. As of December 31, December 2002, the Company accumulated other comprehensive loss of $0.2 million with zero cost-collar contracts.

Interest Rate Risk

        The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s investment in marketable securities. The Company’s marketable securities are comprised of U.S. and European government and corporate debt instruments. The fair value of the Company’s long and short-term securities is based upon their market values as of December 31, 2002.

        In 2001, the Company has entered into forward rate agreements (“FRA”,) in the amount of $125 million that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreements were executed in November 2002, resulting in a total gain of approximately $3.4 million presented in the statement of income as financial income. As of December 31, 2002, the Company had no open FRA positions.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        Based on their evaluation as of a date within 90 days of the filing date of this Report, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal controls

        There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.”

ITEM 16.	Reserved.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-24 incorporated herein by reference.

ITEM 19.	EXHIBITS

1	Articles of Association (incorporated by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F for the year ended December 31, 2000)
4.1	Form of Indemnification Agreement between the Company and its officers and directors
(Incorporated by reference to exhibit 4.1 of the (Company’s annual report on Form
20-F for the year ended December 31, 2001)
8	List of subsidiaries (incorporated by reference to “Item 4 – Information on the
Company – Organizational Structure” in this Annual Report on Form 20-F)
10	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global
11	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

- - - - - - - -

F-  1

ERNST &YOUNG	■	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: Fax:	972-3-6232525 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Check Point Software Technologies Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER & GABBAY
January 21, 2003	A Member of Ernst & Young Global

F-  2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31

	2001	2002

ASSETS

Current assets:
Cash and cash equivalents	$219,068	$444,449
Short-term bank deposits	112,253	24,279
Marketable securities	155,636	317,169
Trade receivables (net of allowance for doubtful accounts and product returns of $8,377 and $8,722 for the years 2001 and 2002, respectively)	74,294	73,165
Other accounts receivable	19,165	17,045

Total current assets	580,416	876,107

Long-term assets:
Long-term investments	542,276	529,407
Property and equipment, net	13,248	10,453
Severance pay fund	2,757	3,924
Other long-term assets	6,968	5,720

	565,249	549,504

	$1,145,665	$1,425,611

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$4,945	$4,921
Employees and payroll accruals	26,153	29,750
Deferred revenues	95,703	99,227
Accrued expenses and other liabilities	98,583	98,891

Total current liabilities	225,384	232,789

Accrued severance pay	4,553	5,780

Shareholders’ equity:
Share capital -
Authorized: 500,000,000 Ordinary shares of NIS 0.01 par value; 10 Deferred shares of NIS 1 par value; 5,000,000 Preferred shares of NIS 0.01 par value as of December 31, 2001 and 2002;
Issued and outstanding: 242,824,021 and 245,908,827 Ordinary shares as of December 31, 2001 and 2002, respectively; 1 Deferred share and no Preferred shares as of December 31, 2001 and 2002	735	740
Additional paid-in capital	143,907	163,235
Accumulated other comprehensive income (loss)	2,909	(190)
Retained earnings	768,177	1,023,257

Total shareholders’ equity	915,728	1,187,042

	$1,145,665	$1,425,611

The accompanying notes are an integral part of the consolidated financial statements.

F-  3

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2000	2001	2002

Revenues:
Product and licenses	$326,998	$374,026	$256,113
Software subscription	65,273	110,236	130,879
Support, training and consulting	33,012	43,381	39,997

Total revenues	425,283	527,643	426,989

Operating expenses:
Cost of revenues	35,265	26,571	20,693
Research and development	30,309	33,221	28,709
Sales and marketing	110,003	109,086	104,606
General and administrative	20,409	22,002	17,969

Total operating expenses	195,986	190,880	171,977

Operating income	229,297	336,763	255,012
Financial income, net	29,147	44,760	49,314

Income before taxes on income	258,444	381,523	304,326
Taxes on income	37,231	59,603	49,246

Net income	$221,213	$321,920	$255,080

Basic net earnings per share	$0.95	$1.34	$1.04

Diluted net earnings per share	$0.84	$1.25	$1.00

The accompanying notes are an integral part of the consolidated financial statements.

F-  4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Additional paid-in Capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive Income (loss)	Total shareholders’ equity

Balance as of January 1, 2000	$234	$67,230	$-	$225,044		$292,508
Tax benefit related to exercise of stock options	-	9,730	-	-		9,730
Stock split effected as a stock dividend (100%)	236	(236)	-	-		-
Issuance of shares upon exercise of options and stock purchase plan (7,695,721 shares), net	12	25,820	-	-		25,832
Stock split effected as a stock dividend (50%)	241	(241)	-	-		-
Comprehensive income:
Net income	-	-	-	221,213	$221,213	221,213

Total comprehensive income					$221,213

Balance as of December 31, 2000	723	102,303	-	446,257		549,283

Tax benefit related to exercise of stock options	-	5,345	-	-		5,345
Issuance of shares upon exercise of options and stock purchase plan (7,395,667 shares), net	12	37,724	-	-		37,736
Purchase of stock dividend fractional shares	-	(1,465)	-	-		(1,465)
Comprehensive income -
Unrealized gains on hedging derivative instruments	-	-	2,909	-	$2,909	2,909
Net income	-	-	-	321,920	321,920	321,920

Total comprehensive income					$324,829

Balance as of December 31, 2001	735	143,907	2,909	768,177		915,728

Tax benefit related to exercise of stock options	-	4,597	-	-		4,597
Issuance of shares upon exercise of options and stock purchase plan (3,084,806 shares), net	5	14,731	-	-		14,736
Comprehensive income -
Realized gains on hedging derivative instruments	-	-	(2,909)	-	$(2,909)	(2,909)
Unrealized loss on hedging derivatives instruments	-	-	(190)	-	(190)	(190)
Net income	-	-	-	255,080	255,080	255,080

Total comprehensive income					$251,981

Balance as of December 31, 2002	$740	$163,235	$(190)	$1,023,257		$1,187,042

The accompanying notes are an integral part of the consolidated financial statements.

F-   5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2000	2001	2002

Cash flows from operating activities:
Net income	$221,213	$321,920	$255,080
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,107	8,949	7,390
Amortization of marketable securities premium and accretion of discount	92	1,405	7,565
Deferred income taxes, net	(4,312)	(240)	796
Decrease (increase) in trade receivables, net	(36,742)	10,087	1,129
Decrease (increase) in other accounts receivable	(7,970)	939	(527)
Increase (decrease) in trade payables	(1,328)	1,301	(24)
Increase (decrease) in employees and payroll accruals	17,611	(7,090)	3,597
Increase in accrued expenses and other liabilities	44,492	29,482	635
Increase (decrease) in deferred revenues	65,203	(25,499)	3,524
Tax benefit related to exercise of stock options	9,730	5,345	4,597
Increase in accrued severance pay, net	540	630	60
Other	25	(54)	105

Net cash provided by operating activities	315,661	347,175	283,927

Cash flows from investing activities:
Proceeds from short-term bank deposits	160,035	216,980	125,884
Investment in short-term bank deposits	(144,414)	(103,749)	(20,841)
Proceeds from held-to maturity marketable securities	40,523	186,620	803,903
Investment in held-to-maturity marketable securities	(249,073)	(603,119)	(955,244)
Investment in long-term bank deposits	(7,000)	(8,635)	(22,388)
Investment in privately - held companies	(1,145)	-	-
Purchase of property and equipment	(9,051)	(9,678)	(4,596)

Net cash used in investing activities	(210,125)	(321,581)	(73,282)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options and stock purchase plan, net of expenses	25,832	37,736	14,736
Purchase of stock dividend fractional shares	-	(1,465)	-

Net cash provided by financing activities	25,832	36,271	14,736

Increase in cash and cash equivalents	131,368	61,865	225,381
Cash and cash equivalents at the beginning of the year	25,835	157,203	219,068

Cash and cash equivalents at the end of the year	$157,203	$219,068	$444,449

Supplemental disclosure of cash flow activities:
Cash paid during the year for income taxes	$14,472	$20,770	$25,570

Non-cash activities:
Unrealized and (realized) gain on hedging derivative instruments	$-	$2,909	$(3,099)

The accompanying notes are an integral part of the consolidated financial statements.

F-  6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-	GENERAL

Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively “the Company” or “Check Point”), are engaged in developing, marketing and supporting Internet security solutions for enterprise networks and service providers.

The Company’s revenues are mainly derived from the sales of its network security products, packaged and marketed mostly under the VPN-1 and FireWall-1 brands, and related software subscription, support technical services and training program. The Company sells its software products worldwide through multiple distribution channels (“channel partners”) including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and managed security service providers (“MSPs”).

The Company operates in one reportable operating segment.

During 2002, approximately 13% of revenues were derived from a single channel partner, the Company’s largest distributor. No channel partner exceeded 10% of the Company’s revenues in 2000 and 2001.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

	a.	Use of estimates:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). These accounting principles require management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

F-  7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	b.	Financial statements in United States dollars:

Most of the Company’s revenues are denominated in United States dollars (“dollars”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of Check Point Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

	d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

	e.	Short and long-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Bank deposits with maturities of more than one year are included in long-term investments. Deposits are presented at cost, while related accrued interest is included in other receivables.

	f.	Investments in marketable securities:

The Company accounts for investments in debt securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortizations, interest and declines in value determined to be other than temporary are included in financial income, net.

F-  8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	g.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets, ranging from two to ten years. Leasehold improvements are amortized by the straight-line method over the term of the lease.

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

	h.	Research and development costs:

Research and development costs, are charged to the statement of income as incurred. Statement of Financial Accounting Standard No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

	i.	Revenue recognition:

The Company derives its revenues from license fees for its products, software subscriptions, specified upgrades, support, technical services and training programs. The Company sells its products primarily through distributors, resellers, OEMs, system integrators and MSPs, all of which are considered end-users.

F-  9

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition (“SOP No. 97-2”),” as amended.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. The Company maintains certain provisions for product returns based on its experience with historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 1,377 and $ 3,598 as of December 31, 2001 and 2002, respectively. The Company considers arrangements regarding certain channel partners with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is considered to be not fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met.

Software subscription, specified upgrades, support, consulting services and training program revenues included in multiple-element arrangements are deferred and either recognized on a straight-line basis over the term of the software subscription and support agreement or when services are performed. Revenues earned on software arrangements involving multiple-elements to be allocated to each element based on the relative fair value of the element. The Vendor Specific Objective Evidence (“VSOE”) of fair value of the undelivered elements (software subscription, specified upgrades, support, consulting services and training) is generally determined based on the price charged for the undelivered element when sold separately.

	j.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the net increase in its funded or unfunded severance liability. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is fully provided by monthly payments deposited with insurers and by a reserve established by the Company to cover the portion of this liability not covered by the Company’s deposits.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002, were $ 1,549, $ 1,997 and $ 1,741, respectively.

F-  10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but no greater than $ 11 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. From January 1, 1996 (inception) to December 31, 2002, the Company made no matching contributions to the plan.

	l.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	m.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended 2000, 2001 and 2002, were $ 14,431, $ 15,516 and $ 11,502, respectively.

	n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term bank deposits. The majority of the Company’s cash and cash equivalents, short-term bank deposits and the long-term bank deposits are invested in dollar and dollar-linked investments, and are deposited in major banks in the U.S. and Europe. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in debentures of corporations that are considered by management to be financially sound. The Company’s investments in debt securities are diversified among high-quality credit securities, in accordance with the Company’s investment policy.

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its partners. The allowance for doubtful accounts is mainly composed of specific debts that are doubtful of collection amounting to $ 7,000 and $ 5,124 as of December 31, 2001 and 2002, respectively.

F-  11

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. During 2001 and 2002 there were no significant gains or losses recognized in earning for hedge ineffectiveness.

The Company hedges the exposure of anticipated revenues and assets, denominated in foreign currencies with forward and option contracts. To protect against the risk of overall changes in cash flows resulting from export sales over the next year, the Company has instituted a foreign currency cash flow hedging program with zero-cost collar contracts. As of December 31, 2002, the Company expects to reclassify $ 190 of the unrealized loss on hedging derivative instruments, from accumulated other comprehensive loss to expenses during the next twelve months, in line with actual export sales. Also, the Company enters into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated partner balances and accrued liabilities. The net gains (losses) recognized in earnings during 2000, 2001 and 2002, representing the foreign exchange contract gains (losses), were $ 0, $ 1,403 and $ (451), respectively. Those gains (losses) were presented within financial income, net.

The Company has also entered into non-hedging Forward Rate Agreements (“FRA”) in the amount of approximately $ 125,000. These agreements effectively convert a portion of the Company’s floating rate investments to a fixed rate basis for a twelve month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreements were executed in November 2002, resulting in a gain through December 31, 2002 of approximately $ 3,360, and included in the statement of income in financial income, net.

As of December 31, 2002, the Company’s management believed that since the abovementioned activities were transacted with well-established institutions, the liabilities owed to the Company will be fulfilled.

	p.	Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, “Earnings Per Share” (“SFAS No. 128”).

F-  12

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect, were 694,128,   2,658,141 and 7,448,419 for 2000, 2001 and 2002, respectively.

	q.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB. Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than  the market price of the underlying shares on the date of grant, compensation expense is recognized.

Under Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation (“SFAS No. 123”), pro forma information regarding net income and earnings per share is required, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black - Scholes Option Valuation Model with the following weighted-average assumptions for 2000, 2001 and 2002: risk-free interest rates of 6.0% for 2000, 3.7% for 2001 and 3.7% for 2002; dividend yields of 0% for 2000, 2001 and 2002; volatility factors of the expected market price of the Company’s Ordinary shares of 1.09 for 2000, 1.00 for 2001 and 0.76 for 2002; and an expected life of the option of 6 months after the option is vested for 2000, 2001 and 2002.

The following table illustrates the effect on net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS 123 on its stock-based employee compensation:

	December 31,

	2000	2001	2002

Net income as reported	$221,213	$321,920	$255,080

Deduct: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	$64,741	$71,848	$61,490

Pro forma net income	$156,472	$250,072	$193,590

Earnings per share:
Basic, as reported	$0.95	$1.34	$1.04

Basic pro forma	$0.67	$1.04	$0.79

Diluted, as reported	$0.84	$1.25	$1.00

Diluted pro forma	$0.60	$0.97	$0.76

F-  13

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

	r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

		1.	The carrying amount of cash and cash equivalents, short-term deposits, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

		2.	The fair value of marketable securities is based on quoted market prices (see Notes 3 and 4).

3.

The carrying amount of the Company’s long-term bank deposits are estimated by discounting the future cash flows using the current interest rates for deposits of similar terms and maturities (see Note 4).

		4.	The fair value of derivative instruments is estimated by obtaining current quotes from brokers.

	s.	Reclassification:

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

NOTE 3:-

MARKETABLE SECURITIES
	December 31,

	2001				2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Held-to-maturity – matures
in one year:

Government and corporate
debt	$155,241	$4,787	$(196)	$159,832	$284,317	$4,613	$(158)	$288,772
Mortgage and Asset
Backed Securities (*)	-	-	-		12,855	6	(72)	12,789
Auction rate securities	-	-	-	-	19,997	3	-	20,000
Israeli Government debts	395	4	-	399	-	-	-	-

Baked securities	$155,636	$4,791	$(196)	$160,231	$317,169	$4,622	$(230)	$321,561

(*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

F-  14

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS

Long-term investments due within one to five years, are as follows:

	December 31,

	2001	2002

Government and corporate debt (a)	$529,725	$511,967
Bank deposits (a)	11,635	16,888
Investments in privately - held companies (b)	916	552

	$542,276	$529,407

(a)	Composed as follows:
	December 31,

	2001				2002

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Government and corporate
debt	$529,725	$8,456	$(1,976)	$536,205	$474,837	$19,219	$(2,760)	$491,296
Mortgage and Asset
Backed Securities (*)	-	-	-	-	37,130	174	-	37,304
Deposits	11,635	-	(582)	11,053	16,888	334	-	17,222

	$541,360	$8,456	$(2,558)	$547,258	$528,855	$19,727	$(2,760)	$545,822

	(*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

	(b)	The investment in privately held companies is stated at cost.

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,

	2001	2002

Cost:
Computers and peripheral equipment	$25,272	$28,852
Office furniture and equipment	4,866	5,555
Other	2,966	3,275

	33,104	37,682
Accumulated depreciation	19,856	27,229

Depreciated cost	$13,248	$10,453

Depreciation and amortization expenses amounted to approximately $ 7,107, $ 8,068 and $ 7,390 for 2000, 2001 and 2002, respectively.

F-  15

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2001	2002

Income taxes payable	$56,299	$72,898
Marketing expenses payable	18,676	11,672
Other	23,608	14,321

	$98,583	$98,891

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The facilities of the Company are rented under operating lease agreements which expire on various dates.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2002, are as follows:

2003	$4,975
2004	3,683
2005	3,134
2006	2,002
2007	234

$14,028

Rent expenses for the years ended December 31, 2000, 2001 and 2002, were $ 6,125, $ 6,842 and $ 7,289, respectively.

b.	Litigation:

On June 20, 2001, the Company, through its subsidiary in France, received a formal request for information from the Directorate-General for Competition of the European Commission (the “Commission”) regarding a complaint submitted by Stonesoft Corporation, a Finnish company alleging anti-competitive behavior, and in particular, alleging abuse of a dominant position held by the Company, and requesting that the Commission investigates the allegations and order injunctive relief. The Company responded to the Commission in a timely manner both to this and to a subsequent request for information received on November 6, 2001, and has contested the existence of a dominant position or of infringing behavior on its part.

In April 2002, Check Point and the Commission reached an agreement, whereby Check Point would affirm its commitment to adhere to the European competition rules. In accordance with this undertaking, this matter was resolved and, therefore, the Company reversed the related provision.

F-  16

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On July 5, 1996, Checkpoint Systems, Inc. (“CSI”) a manufacturer of theft prevention devices for retail stores, filed an action alleging trademark infringement and unfair competition against the Company in the United States District Court for the District of New Jersey. CSI sought to enjoin the Company from using the “Check Point” name in connection with the Company’s products and services. The District Court issued its opinion in the Company’s favor on July 12, 2000, and the District Court’s decision was affirmed on appeal during 2001. In 2002, a trademark opposition was filed by CSI with the Patent and Trademark Office. Based on the opinion of the Company’s management and its legal counsel, a provision was recorded in the financial statements as of December 31, 2002, in respect of probable costs arising from this matter.

NOTE 8:-	TAXES ON INCOME

	a.	Israeli taxation:

		1.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985 (“the Israeli law”):

Under the Israeli law, results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index (“Israeli CPI”), or in the exchange rate of the dollar for a “foreign investors’ company”. Until 2001, results for tax purposes were measured in terms of earnings in NIS after certain adjustments for increases in the Israeli CPI. Beginning January 1, 2002, the basis for remeasurment is the changes in the exchange rate of the U.S. dollar.

		2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Practically all of Check Point Ltd.’s production facilities have been granted the status of “Approved Enterprise”, under the Law.

In accordance with the law, the Company has chosen to enjoy “Alternative plan benefits”. Accordingly, Check Point Ltd.’s income attributed to the “Approved Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of five to eight years, based on the percentage of foreign investment. The tax benefits under these investment plans are scheduled to gradually expire from 2002 through 2010.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

F-  17

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	TAXES ON INCOME (Cont.)

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company’s retained earnings as of December 31, 2002 approximately $ 461,000 are tax-exempt. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 115,000 would be incurred as of December 31, 2002. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend.  Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises.

Should Check Point Ltd. fail to meet such requirements in the future, income attributable to its “Approved Enterprise” programs could be subject to the regular Israeli corporate tax rate of 36%, and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate of 36%.

	3.	The Israeli company has final tax assessments through the year 2000.

4.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

F-  18

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	TAXES ON INCOME (Cont.)

	b.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2001 and 2002, the Company’s deferred taxes calculated on reserves and allowances are comprised as follows:

	December 31,

	2001	2002

U.S. carryforward tax deductions	$222,000	$231,000
Accrued vacation, severance pay, and property and
Equipment	5,759	4,963

Net deferred tax assets before valuation allowance	227,759	235,963
Valuation allowance	(222,000)	(231,000)

Net deferred tax assets	$5,759	$4,963

Domestic	$593	$694
Foreign	5,166	4,269

	$5,759	$4,963

The subsidiary in the U.S. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

Through December 31, 2002, Check Point Inc. had a U.S. federal loss carryforward of approximately $ 625,000 thousands resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income for 15 to 20 years, expiring between 2010 - 2022.

Utilization of U.S. net operating losses may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization.

c.	Income before taxes on income is comprised as follows:

	Year ended December 31,

	2000	2001	2002

Domestic	$243,843	$366,237	$289,116
Foreign	14,601	15,286	15,210

	$258,444	$381,523	$304,326

F-  19

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	TAXES ON INCOME (Cont.)

	d.	Income tax expenses are comprised as follows:

	Year ended December 31,

	2000	2001	2002

Current	$41,543	$59,843	$48,450
Deferred	(4,312)	(240)	796

	$37,231	$59,603	$49,246

Domestic	$31,224	$52,884	$43,700
Foreign	6,007	6,719	5,546

	$37,231	$59,603	$49,246

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable to income of the Company and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,

	2000	2001	2002

Income before taxes as reported in the
statements of income	$258,444	$381,523	$304,326

Statutory tax rate in Israel	36%	36%	36%

Increase (decrease) in taxes resulting from:
Effect of “Approve Enterprise” status (*)	(25%)	(17%)	(22%)
Other, net	3%	(3%)	2%

Effective tax rate	14%	16%	16%

(*) Basic net earnings per share amounts of
the benefit resulting from the
“Approved Enterprise” status	$0.28	$0.27	$0.27

(*) Diluted net earnings per share amounts
of the benefit resulting from the
“Approved Enterprise” status	$0.25	$0.25	$0.26

F-  20

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHARE CAPITAL

	a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

Dividends declared on Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars, on the basis of the exchange rate prevailing at the date of payment.

On June 29, 2000, the Company’s Board of Directors approved a two-for-one stock split in the form of a stock dividend, effective July 14, 2000.

On January 18, 2001, the Company’s Board of Directors approved a three-for-two stock split in the form of a stock dividend, effective February 1, 2001. This stock split has been reflected in the statement of changes in shareholders equity in 2000.

Shareholders otherwise entitled to receive fractional shares because they held a number of old Ordinary shares that are not evenly divisible by the split number, were paid by cash.

All shares, options and earnings per share amounts have been retroactively adjusted for all periods presented to reflect the stock splits effected as a stock dividend.

	b.	Deferred share:

The Deferred share is not entitled to any rights other than the right to receive its nominal value upon liquidation of the Company.

	c.	Employee Stock Purchase Plan (“ESPP”):

The Company reserved a total of 6,000,000 shares for issuance under the ESPP. Eligible employees use up to 15% of their salaries to purchase Ordinary shares. The purchase plan is being implemented by effecting an offering every six months. The price of an Ordinary share purchased under the purchase plan is equal to 85% of the lower of the fair market value of the Ordinary share on the subscription date of each offering period, or on the purchase date.

During 2000, 2001 and 2002, employees purchased 143,813, 81,265 and 146,291 shares at average prices of $ 16.93, $ 46.90 and $ 21.08 per share, respectively.

As of December 31, 2002, 5,088,416 shares were available for future issuance.

F-  21

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHARE CAPITAL (cont.)

	d.	Stock options:

Under the Company’s Stock Option Plan (“the Plan”), options are granted to employees officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under this plan, generally vest over a period of four to five years.

Under the terms of the 1996 Incentive Employee Stock Option Plan, options to purchase 101,452 thousand Ordinary shares were reserved for issuance for the U.S. plan and the international plan.

As of December 31, 2002, 72,683 thousand options were available for future grant under the U.S. plan and the international plan.

A summary of the Company’s stock option activity, and related information for the years ended December 31, is as follows:

	Options (in thousands)			Weighted average exercise price

	2000	2001	2002	2000	2001	2002

Outstanding at beginning of
year	38,748	33,428	26,477	$5.91	$11.57	$16.14
Granted	3,305	2,607	6,954	57.73	41.65	17.84
Exercised	(7,552)	(7,314)	(2,939)	3.25	4.75	4.16
Forfeited	(1,073)	(2,244)	(1,723)	7.91	14.84	23.71

Outstanding at end of year	33,428	26,477	28,769	$11.57	$16.14	$17.34

Exercisable at end of year	8,258	9,611	14,454	$6.56	$10.74	$13.04

F-  22

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	SHARE CAPITAL (cont.)

The options outstanding as of December 31, 2002, have been separated into ranges of exercise price, as follows:

Exercise price	Options outstanding at December 31, 2002 (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2002 (in thousands)	Weighted average exercise price of exercisable options

$			$		$

0.64 - 2.65	3,185	2.74	2.63	2,406	2.62
2.67 - 3.19	1,798	2.43	3.12	1,328	3.10
3.77 - 4.46	2,060	2.74	4.28	1,259	4.21
4.56 - 7.33	700	3.1	5.89	399	5.84
8.17 - 9.83	6,733	3.61	9.79	5,271	9.81
10.33 - 13	3,088	6.16	12.74	553	12.29
13.02 - 17.00	4,393	5.29	15.05	1,364	15.98
20.36 - 23.60	181	3.87	20.60	90	20.62
27.22 - 30.54	2,158	5.73	28.02	207	30.02
31.75 - 36.72	287	4.53	34.24	186	34.46
40.09 - 51.21	2,918	5.18	43.43	921	43.81
57.59 - 65.58	29	4.66	63.27	9	65.58
68.42 - 70.02	457	4.77	69.97	193	69.10
70.19 - 75.08	149	4.54	71.42	66	71.36
79.79 - 86.54	633	5.13	85.24	202	82.68

0.64 - 86.54	28,769	4.28	17.34	14,454	13.04

The weighted average fair values at grant date of options granted for the years ended December 31, 2000, 2001 and 2002, were $ 40.86, $ 28.29 and $ 9.44, respectively. All options are granted with an exercise price of no less than the market value at the date of grant.

NOTE 10:-	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,

	2000	2001	2002

Net income	$221,213	$321,920	$255,080

Weighted average Ordinary shares
outstanding	232,611	240,008	244,097

Diluted effect:
Employee stock options	29,904	18,067	10,675

Diluted weighted average Ordinary shares
outstanding	262,515	258,075	254,772

Basic net earnings per share	$0.95	$1.34	$1.04

Diluted net earning per share	$0.84	$1.25	$1.00

F-  23

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

	a.	Summary information about geographical areas:

		Year ended December 31,

		2000	2001	2002

1.	Revenues based on the channel partners’
	location:

	Americas	$204,373	$235,360	$184,823
	Europe, Middle East and Africa	151,247	199,303	173,369
	Japan	37,561	52,827	40,068
	Asia Pacific	32,102	40,153	28,729

		$425,283	$527,643	$426,989

2.	Long-lived assets:

	Israel	$6,952	$7,772	$6,134
	Americas	3,616	4,356	3,499
	Other	1,070	1,120	820

		$11,638	$13,248	$10,453

b.	Financial income, net:

Financial income:
Interest income	$28,990	$43,942	$53,663
Foreign currency translation adjustments
and other	1,033	2,523	3,521

	30,023	46,465	57,184

Financial expense:
Amortization of premium and accretion
of discounts	92	1,405	7,565
Other	784	300	305

	876	1,705	7,870

	$29,147	$44,760	$49,314

- - - - - - - - - -

F-  24

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: _/s/ Gil Shwed —————————————— Gil Shwed Chief Executive Officer and Chairman of the Board

By: _/s/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

Date: March 27, 2003

CERTIFICATION

I, Gil Shwed, certify that:

1.	I have reviewed this annual report on Form 20-F of Check Point Software Technologies Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 27, 2003	By: /s/Gil Shwed —————————————— Gil Shwed Chief Executive Officer and Chairman of the Board

CERTIFICATION

I, Eyal Desheh, certify that:

1.	I have reviewed this annual report on Form 20-F of Check Point Software Technologies Ltd.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: March 27, 2003	By: _/s/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

EXHIBITS

1	Articles of Association (incorporated by reference to Exhibit 2.5 to the Company's annual report on Form 20-F for the year ended December 31, 2000)
4.1	Form of Indemnification Agreement between the Company and its officers and directors (Incorporated by reference to exhibit 4.1 of the (Company's annual report on Form 20-F for the year ended December 31, 2001)
8	List of subsidiaries (incorporated by reference to "Item 4 - Information on the
Company - Organizational Structure" in this Annual Report on Form 20-F)
10	Consent of Kost Forer & Gabbay, a member of Ernst & Young Global
11	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

ERNST &YOUNG	■	Kost Forer & Gabbay 3 Aminadav St. Tel-Aviv 67067, Israel	■	Phone: Fax:	972-3-6232525 972-3-5622555

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Registration Nos.333-6032, 333-7260, 333-9136 and 333-9508) of Check Point Software Technologies Ltd. of our report dated January 21, 2003, with respect to the consolidated financial statements of Check Point Software Technologies Ltd. included in this Annual Report on Form 20-F for the year ended December 31, 2002.

March 27, 2003 Tel-Aviv, Israel	Yours Truly, KOST, FORER & GABBAY A Member of Ernst & Young Global

EXHIBIT 11

CERTIFICATION

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (a) AND (b) OF SECTION 1350,CHAPTER 63 OF
TITLE 18, UNITED STATES CODE)

        Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), each of the undersigned officers of Check Point Software Systems Ltd., an Israeli corporation (the “Company”), does hereby certify, to the best of such officer’s knowledge, information and belief, that

        The Annual Report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 27, 2003	By: /s/Gil Shwed —————————————— Gil Shwed Chief Executive Officer and Chairman of the Board

By: _/s/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer