Form 20-F
period 2003-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2004-03-30
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

                Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 249,276,058 ordinary shares, NIS 0.01 nominal value.

                Indicate by check mark whether the registrant:  (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                Yes   ☒                 No   ☐

                Indicate by check mark which financial statement item the registrant has elected to follow:

                Item 17  ☐       Item 18      ☒

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

                Not applicable.

ITEM 3.	KEY INFORMATION

              The following selected consolidated statement of income data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002 and 2003, have been derived from the audited consolidated financial statements of Check Point Software Technologies Ltd. (together with its subsidiaries, the “Company” or “Check Point”) set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of income data for the years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from the Company’s audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with U.S. GAAP. The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by reference to the Company’s consolidated financial statements and the related notes as well as “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

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

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except share data)
Consolidated Statement of Income Data:
Revenues	$219,567	$425,283	$527,643	$426,989	$432,572

Operating expenses:
Cost of revenues	22,423	35,265	26,571	20,693	18,923
Research and development	18,923	30,309	33,221	28,709	29,314
Selling and marketing	68,229	110,003	109,086	104,606	111,007
General and administrative	13,069	20,409	22,002	17,969	17,644

Total operating expenses	122,644	195,986	190,880	171,977	176,888

Operating income	96,923	229,297	336,763	255,012	255,684
Financial income, net	12,962	29,147	44,760	49,314	43,506

Income before taxes on income	109,885	258,444	381,523	304,326	299,190
Taxes on income	14,104	37,231	59,603	49,246	55,311

Net Income	$95,781	$221,213	$321,920	$255,080	$243,879

Basic net earnings per share (1)	$0.43	$0.95	$1.34	$1.04	$0.98

Shares used in computing basic net earnings
per share (1)	222,930	232,611	240,008	244,097	247,691

Diluted net earnings per share (1)	$0.39	$0.84	$1.25	$1.00	$0.96
Shares used in computing diluted net earnings
per share (1)	246,456	262,515	258,075	254,772	255,083

___________

(1)  See Note 2p of Notes to the Consolidated Financial Statements for an explanation of the determination of shares used in computing net earnings per share.

	December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$198,204	$313,218	$355,032	$643,318	$983,533
Total assets	394,346	777,639	1,145,665	1,425,611	1,713,665
Shareholders’ equity	292,508	549,283	915,728	1,187,042	1,461,545

RISK FACTORS

                 This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions underlying any of the foregoing. Forward-looking statements include, among other, statements in (i) “Item 4 – Information on the Company” regarding the Company’s belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of the Company’s relationship with technology partners on its sales goals, the contribution of the Company’s network security products to the Company’s future revenue and the development of future products and (ii) “Item 5 - Operating and Financial Review and Prospects” regarding, among other things, charges that may be taken in connection with the acquisition of Zone Labs future amounts and sources of revenue, ongoing relationships with current and future end-user customers and distributors, future costs and expenses, and adequacy of capital resources. Forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the Company’s actual results to differ materially from such results discussed in these statements. Many of these risks and uncertainties are described in the risk factors set forth below in this section and elsewhere in this Form 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

Risks Relating to Recent Acquisition of Zone Labs

                In March 2004 we completed the acquisition of Zone Labs, Inc. (“Zone Labs”). The acquisition of Zone Labs involves the integration of two companies that have previously operated independently. The difficulties of combining the companies’ operations include but are not limited to:  the necessity of coordinating geographically separated organizations and integrating personnel with diverse business backgrounds, potential difficulties to retain employees, adverse effects on relationships with existing partners, etc. The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s businesses and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the proposed acquisition and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial condition or prospects of the Company after the acquisition.

                In addition, the Company expects to incur material charges, estimated to be between $70 million and $100 million, in connection with the recent acquisition of Zone Labs in 2004, mainly related to the write-off of in-process research and development, amortization of intangible assets and deferred compensation expenses related to non-vested employee stock options assumed by the Company.

                The recent acquisition may have a dilutive effect on the Company’s earnings per share due to the additional 8.1 shares that will be issued as part of the acquisition, including 2.8 shares that may be issued in connection with the assumption of Zone Labs’ options.

Competition

                The market for Internet security and Virtual Private Networking (VPN) products and services is intensely competitive and the Company expects competition to increase in the future. The Company’s principal Internet security competitors include Cisco Systems, Inc., Internet Security Systems (ISS), Microsoft Corporation, NetScreen Technologies Inc., Network Associates Inc., Nortel Networks Limited, Secure Computing Corporation, SonicWALL Inc., Symantec Inc. and WatchGuard Technologies Inc.

                Some of the Company’s current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company’s. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, the Company believes that there may be increasing consolidation in the Internet security market that may result in the introduction of combined or bundled products at lower prices than the prices of the Company’s products. These consolidations, together with other strategic alliances among other industry participants, may also result in loss of market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect the Company’s business, operating results and financial condition.

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

Potential Fluctuations in Future Operating Results

                The quarterly operating results of the Company can vary significantly due to several factors, including the occurrence of Internet security breaches or threats, regional or global prevailing economic and political conditions, seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company’s ability to develop new and enhanced products and control costs, the mix of products and goods sold, the mix of distribution channels through which products are sold, the Company’s ability to integrate the technology and operations of acquired businesses with those of the Company, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

                The Company’s sales to Asia and the Pacific Rim (including Japan) were $93 million in 2001, $69 million in 2002 and $71 million in 2003, representing 17%, 16% and 16% of the Company’s revenues for 2001, 2002 and 2003, respectively. The economy in this region is still unstable and therefore the Company cannot predict if similar levels of sales in the region are sustainable.

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

                The Company operates with virtually no backlog and, therefore, the timing and volume of orders within a given period and the ability to fulfill such orders determines the amount of revenues within a given period. The Company’s sales are principally derived through indirect channels, which make revenues from such sales difficult to predict. Furthermore, the Company’s expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected, since most of the Company’s expenses are not variable. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. If the Company’s operating results were below the expectations of public market analysts and investors, the price of the Company’s ordinary shares would likely be materially adversely affected. See “Item 5- Operating and Financial Review and Prospects.”

Potential Decline in Operating Margins

                The Company may experience a decline in operating margins due to the following reasons: the integration of Zone Labs, including estimated charges of $70 million to $100 million for in-process research and development, amortization of intangible assets and deferred compensation expense; increasing competition and pricing pressure; additional investments in the continuing development and expansion of the Company’s sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America; additional expansion of the research and development organization and the expected growth in revenues derived from products incorporating hardware. As a result, operating margins may decrease from historical levels. The amount and timing of the abovementioned additional expenses are likely to result in fluctuations in operating margins. See “Item 5 - Operating and Financial Review and Prospects.”

Risks Associated With Emerging Network Security, Internet and Intranet Markets

                The markets for the Company’s products are rapidly evolving. There can be no assurance that the market for Internet security solutions will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and the number of organizations adopting or expanding intranets, upon the ability of their respective infrastructures to support an increasing number of users and services, and upon the continued development of new and improved services for implementation across the Internet, and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than the Company currently anticipates, the Company’s business, operating results and financial condition will be materially adversely affected. See “Item 4 – Information on the Company.”

Dependence upon Limited Number of Key Distributors and Resellers; Product Concentration; Impact of New Product Introductions

                In 2003, sales to the Company’s five largest distributors accounted for approximately 35% of the Company’s revenues. The Company expects that it will continue to be dependent upon a limited number of distributors for a significant portion of its revenues. If anticipated orders from these resellers fail to materialize, the Company’s business, operating results and financial condition will be materially adversely affected.

                The Company has derived most of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its Internet security products, packaged and marketed mostly under the VPN-1 brand, including related software subscriptions, support and technical services and training programs. The Company’s future financial performance will depend in significant part on the successful development, introduction, marketing and customer acceptance of new products and enhancements and new features for its existing product lines. See “Item 4 – Information on the Company” and “Item 5 - “Operating and Financial Review and Prospects.”

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

Risk of Litigation

                The Company has been a party to various lawsuits and other legal proceedings in the normal course of its business. In addition, the Company has received a number of class action complaints alleging violations of the federal securities laws. See “Item 8 – Financial Information.”  Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company’s business, results of operations or financial condition.

Principal Operations in Israel

                The Company is incorporated under the laws of the State of Israel, and its principal offices and research and development facilities are located in Israel. Although most of the Company’s sales are currently made to distributors outside Israel, the Company is nonetheless directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, all nonexempt male adult citizens of Israel, including some of the Company’s officers and employees, are obligated to perform military reserve duty and are subject to being called for active duty under emergency circumstances. While the Company has operated effectively under these requirements since its incorporation, the Company cannot predict the full impact of such conditions on the Company in the future, particularly if emergency circumstances occur. If many of the Company’s employees are called for active duty, the Company’s operations in Israel and its business may be adversely affected.

International Operations

                The Company intends to continue to expand its international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide sales, the Company needs to establish additional marketing and sales operations, hire additional personnel and recruit additional distributors internationally. To the extent that the Company is unable to do so effectively, the Company’s growth is likely to be limited and the Company’s business, operating results and financial condition will be materially adversely affected. In addition, as the Company expands its international operations, a portion of revenues generated in international jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel. Most of the Company’s worldwide sales are currently denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies would make the Company’s products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in the Company’s worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company’s future international sales and, consequently, the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects.”

Product Liability; Risk of Product Defects

                The Company’s sales agreements typically contain provisions designed to limit the Company’s exposure to potential product liability or related claims. In selling its products, the Company relies primarily on “shrink wrap” licenses that are not signed by the end-user, and, for this and other reasons, such licenses may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of the liability provisions contained in the Company’s agreements may not be effective. The Company’s products are used to manage network security, which may be critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability and related claims. A product liability claim brought against the Company could have a material adverse effect upon the Company’s business, operating results and financial condition. Software products as complex as those offered by the Company may contain undetected errors or failures when first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by the Company and by current and potential distributors, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by distributors against the Company, any of which could have a material adverse effect upon the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company.”

Dependence on Proprietary Technology; Risks of Infringement

                The Company relies primarily on a combination of common law copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights as set forth below in the section entitled “Proprietary Rights” in “Item 4 – Information on the Company.”  The Company has certain patents in the U.S. and some other countries, as well as patent applications pending. There can be no assurance that the Company’s patent applications will be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that any issued patent will not be challenged, and if such challenges are brought, that such patents will not be invalidated. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company’s technology or design around any patents issued to the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company’s products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company’s products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company’s proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that the Company’s efforts to protect its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

Approved Enterprise Status

                The Company receives significant tax benefits in Israel, particularly as a result of the Approved Enterprise status of the Company’s facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry, Trade and Labor and to periodic reporting obligations. Although the Company believes that it will be able to meet such conditions in the future, if the Company fails to meet such conditions it would be subject to corporate tax in Israel at the statutory rate of 36%, and could be required to refund the tax benefits already received, together with linkage adjustment to the Israeli consumer price index and interest. The law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and no new benefits will be granted after that date unless the expiration date is again extended. There can be no assurance that new benefits will be available after June 30, 2004, or that existing benefits will be continued in the future at their current level or at any level. A termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company’s facilities and programs) or a requirement to refund the tax benefits already received, would have a material adverse effect on the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company” and “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 – Additional Information.”

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

Provisions Affecting a Potential Change of Control; Potential Rights of Unissued Preferred Shares

                The Company’s Articles of Association provide that the Company’s Board of Directors has the authority to issue up to 5,000,000 preferred shares and to determine the price, rights (including voting rights), preferences, privileges and restrictions of such preferred shares, without any vote or actions by the Company’s shareholders. If this provision withstands judicial scrutiny under the Israeli Companies Law, the rights and preferences of such preferred shares could include a preference over the ordinary shares on the distribution of the Company’s assets upon a liquidation or sale of the Company, preferential dividends, redemption rights, and the right to elect one or more directors and other voting rights. The rights of the holders of the ordinary shares will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future. The Company has no current plans to issue preferred shares. The issuance of preferred shares, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting shares of the Company. Furthermore, certain provisions of the Company’s Articles of Association could delay or make more difficult a merger, tender offer or proxy contest involving the Company. These provisions stipulate that the Company cannot engage in a business combination with an interested shareholder (defined generally as the beneficial owner of 15% of the outstanding shares and its affiliates) for a period of three years following the date that such shareholder became an interested shareholder, unless certain conditions are met. These provisions may have the effect of delaying or deterring a change in control of the Company, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for the Company’s securities.

Concentration of Share Ownership

                As of February 16, 2004, the directors and executive officers of the Company beneficially owned approximately 29% of the outstanding ordinary shares of the Company. The percentage of ownership is calculated based on number of ordinary shares owned, directly or indirectly, and the number of options immediately exercisable or that are exercisable within 60 days from December 31, 2003. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See “Item 7 - Major Shareholders and Related Party Transactions.”

Indemnification of Directors and Officers

                The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify these directors and senior officers for (a) monetary liability imposed upon them in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, as a result of an act or omission of such person in his capacity as a director or officer of the Company, and (b) reasonable litigation expenses, including attorney’s fees, incurred by such a director or officer or imposed on him by a court, in a proceeding brought against him by or on behalf of the Company or by a third party, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case relating to acts or omissions of such person in his capacity as a director or officer of the Company.

Exchange Controls and Other Limitations Affecting Security Holders

                In 1998, the Israeli currency control regulations were liberalized significantly, and there are currently no control restrictions on remittances of dividends on securities of Israeli companies (provided that Israeli income tax has been paid or withheld thereon) or on the proceeds from the sale of Israeli securities. Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

                Neither the Memorandum and Articles of Association of the Company nor the laws of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries, which are in a state of war with Israel.

ITEM 4.	INFORMATION ON THE COMPANY

General

                Check Point develops markets and supports Internet security and VPN solutions for enterprise and high-end networks, service providers, small and medium businesses, and consumers. The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol (IP) networks including the Internet, intranets and extranets. The technology of Check Point is aimed to provide enterprises with intelligent security solutions for their most critical information security challenges in three distinct areas: perimeter, Web and internal networks. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with leading hardware appliances and third-party security software applications.

                In March 2004, the Company completed the acquisition of privately held Zone Labs for approximately $114 million in cash and 5.3 million ordinary shares. The Company also assumed Zone Labs’ outstanding employee stock options which could convert to approximately 2.8 million Check Point shares.

                Zone Labs is a provider of endpoint security solutions for enterprises, small businesses and consumers. Zone Labs’ product offerings include Zone Labs Integrity security platform for the enterprise market, ZoneAlarm and ZoneAlarm Pro desktop security software mainly to consumers and small businesses, and the IMsecure product line, its instant messaging (IM) security solutions for enterprises, small businesses and consumers.

                Check Point was incorporated in 1993 and its address is 3A Jabotinsky Street, Ramat-Gan 52520, Israel. The telephone number is 972-3-753-4555. The Company’s website is www.checkpoint.com.  The contents of the Company’s website are not incorporated by reference into this Form 20-F.  This Form 20-F can be obtained upon request from the Company’s investor relations department, 800 Bridge Parkway, Redwood City, California 94065 (telephone no. 650-628-2000).

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

Increase in Connectivity

                The network computing market has undergone three major transitions over the past decade, which has contributed to the increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to distributed client/server environments. The ability to access and share information through client/server technology has expanded the need for connectivity beyond workgroup LANs (Local Area Networks) to enterprise-wide networks spanning multiple LANs and WANs (Wide Area Networks). The second major transition has been the widespread adoption of the Internet for business-to-business communications. Internet-based business applications have rapidly expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, product marketing, advertising and customer support. The emergence of increased reliance on the Internet for business communications and transactions increases the need for and associated challenges in providing secure access to information and applications. Finally, companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to receive more and better information from a growing spectrum of devices, including laptops, personal digital assistants, and cell phones. The expansion of network access to mobile workers is driving demand to secure all devices with Internet access, as well as those connecting to the corporate network. These transitions and the need for secure, managed communications, have led to the broad acceptance of virtual private networks through the use of the public Internet infrastructure and associated protocols and applications, sharing information and utilizing services both within the enterprise and with business partners and customers are now widely adopted. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to inexpensively link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance for global communication, new wide-area connectivity services continue to emerge at a rapid rate, such as database access, transaction-processing services, voice over IP services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.

The Need for Security

                The growth of Internet connectivity among organizations of all sizes has increased the risk that corporate Information Technology (IT) resources can be attacked via the Internet. Firms have recognized this risk and are deploying security solutions in an effort to protect company confidential information from unauthorized access. The primary means of controlling access to corporate networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of the corporate LAN and the Internet, and are used to strictly control traffic into and out of the company’s network. Firewall technology is currently undergoing an evolution, enabling it to detect and defeat highly sophisticated network and application-level attacks that are increasingly prevalent on the Internet today.

                In addition to protecting corporate IT assets from attack, corporations take steps to guard sensitive company information traversing untrusted networks, such as the Internet. Securing company information on the Internet is critical as more organizations are utilizing the Internet as their corporate network backbone to link company offices and employees. Putting sensitive information on the Internet without adequate security exposes confidential data to the public. To mitigate this risk, increasing number of firms is deploying VPNs to encrypt and authenticate their Internet-bound traffic. Leveraging standards-based VPN technology enables organizations to connect offices and remote employees via the Internet, while maintaining the privacy and integrity of communications.

                IT security administrators within corporations have long focused on securing the network perimeter. With the rise of costly worms and other attacks introduced from within the internal network through mobile and wireless devices, organizations have realized the importance of securing their internal networks. But while many of the same principles used to construct and operate perimeter security solutions also apply to internal networks, internal networks are much more complex and have unique security requirements.

                Frequently, firewalls and VPNs are deployed together on the same platform. Integrating firewall and VPN functionality delivers greater security for all traffic and eases the management burden on security and network administrators.

Technology

                Check Point network security solutions include various technologies that enable our customers to define their network security policies, enforce these policies across their networks, collect information and monitor the security and traffic flow and analyze and update those configurations to reflect changes in the network and in the security policies. The Company’s products are packaged and marketed under different names and address security tasks in various environments and a variety of price points.

Stateful Inspection Technology

                Check Point’s VPN-1 product offerings are based upon Stateful Inspection technology that enables the screening of all communications attempting to pass through a gateway in a secure but efficient manner. By extracting and maintaining extensive “state information” from all relevant communication layers, the system can verify data for full compliance with the security and traffic policy and make intelligent security and traffic prioritization decisions. By extracting and analyzing data in place without making a copy, Stateful Inspection results in virtually no performance degradation, enabling VPN-1 product offerings to scale effectively with increasing network bandwidth. In addition, Check Point’s proprietary implementation of Stateful Inspection in a “virtual machine” design provides in-place upgradeability and is designed to enable the Company’s products to be easily ported to a wide range of platforms. Furthermore, because Check Point’s products reside at network access points, which are the critical convergence points for network security and traffic management, the Company is able to apply this same architectural foundation and inspect traffic only once for both critical network decisions and traffic management, resulting in increased network performance.

        Security and Network Traffic Enforcement Technologies (based on Stateful Inspection)

                Check Point VPN-1 enforcement points are typically installed at the network perimeter (as security gateways), deployed on critical servers and installed on client platforms (with VPN-1 SecureClient). These enforcement points implement the company’s patented Stateful Inspection technology using the INSPECT engine. The INSPECT engine scans all incoming and outgoing IP traffic and is based on the Company’s patented Stateful Inspection technology, which matches all traffic against the security policy. The INSPECT engine can be enhanced by the Company, its partners, or users by using the INSPECT programming language.

                Based on fine-grained matching, network traffic can be dropped (indicating a violation of the security policy), encrypted and forwarded (secured VPN traffic), prioritized (FloodGate-1 QoS) or sent for further analysis through additional enforcement modules. Additional enforcement modules perform functions such as checking the credentials and authentication of requesting users or inspecting traffic through screening technology such as URL filtering or an Anti-Virus system. Many of these additional security technologies are provided by third party vendors and are integrated through the OPSEC architecture. In addition, technologies like Check Point’s SecureXL further accelerate the performance of security and network operations using system extensions or third party ASIC-based accelerators and platforms.

Application Intelligence

                Check Point’s Application Intelligence is a set of advanced capabilities, integrated into VPN-1, Check Point InterSpect and SmartDefense product offerings, which detect and prevent application-level attacks. Some of the most serious threats in today’s Internet environment come from attacks that attempt to exploit application vulnerabilities. Since application-level attacks tend to be sophisticated in nature, effective defenses must be equally sophisticated and intelligent.

Security Management Architecture (SMART)

                Check Point’s products are based on its SMART architecture, which allows configuration and management of security policies from a single, centralized administrative workstation. Security policies can be defined and deployed for a single security gateway protecting a small business, for multiple gateways in an enterprise network environment, or for multiple security domains allowing a service provider to deliver security to a large number of customers, or subscribers. An object-oriented architecture allows for the efficient storage and specification of security policy elements (such as computers, users, networks and network devices, network services and security rules). Powerful management tools, such as object managers, audit and network activity logs, monitoring tools and policy editors are based on this unifying architecture. The Company’s products contain extensive monitoring and reporting capabilities designed to improve the manageability of the system.

SecurePlatform

                SecurePlatform enables easy deployment of the Company’s products on a variety of open systems. SecurePlatform bundles certain Company’s products with a hardened and optimized version of the Linux operating system, with a set of tools in order to ease the setup and network configuration. SecurePlatform allows improved cost/performance and reduced total cost of ownership for security open servers.

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

Open Platform for Security (OPSEC)

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

SmartDefense

                Check Point SmartDefense is an Active Defense solution which utilizes Stateful Inspection and Application Intelligence technologies to actively protect organizations against network and application level attacks by using intelligent security technology, which blocks attacks by type and class. SmartDefense provides a centralized console for real-time information on attacks, as well as attack detection, blocking, logging, auditing and alerting. Check Point is offering a real time update subscription service to SmartDefense users, allowing security administrators to mitigate new vulnerabilities in a simple and convenient way. Check Point provides up to date security for its customers using SmartDefense Updates service, a supplementary service based on SmartDefense capabilities, which provides both advisories and additional attack mitigation capabilities.

                The main technologies used by recently acquired Zone Labs include the following:

Cooperative Enforcement

                The Zone Labs Cooperative Enforcement technology enables to integrate with network gateway products - from VPNs to switches to wireless access points - in order to ensure that every endpoint is compliant with security policy before it is allowed access to network resources.

TrueVector Technology

                TrueVector Technology is flexible and efficient software platform for enabling high-performance, scalable and robust Internet security technology. TrueVector, the basis for Zone Labs’ entire consumer and enterprise product lines, makes it much easier for Zone Labs and their partners to secure Internet access.

Check Point’s Products

                Check Point products are packaged in different ways and address various customer needs and deployment scenarios. Most products run on a broad range of hardware platforms, running primarily on the following operating systems: Nokia IPSO, Microsoft (Windows), Sun Microsystems (Solaris) and Linux. Check Point offers a broad and integrated range of policy-based solutions for perimeter, internal and Web security:

Perimeter Security

                Perimeter solutions are used to control the access between the customer internal network or computers and external network such as the internet. Check Point historically focused on VPN and firewalls which are the main building blocks for perimeter security. In June 2003, the Company introduced a new version of its flagship product named NG with Application Intelligence which integrates both network and application-level capabilities to deliver comprehensive attack protection and network security. The following products are marketed primarily as perimeter security products:

Enterprise products:

VPN-1 Pro

Check Point VPN-1 Pro family of products integrates access control, authentication, and encryption to guarantee the security of network connections, the authenticity of local and remote users, and the privacy and integrity of data communications. It also includes FireWall-1 for effective security and efficient administration, using Check Point’s Stateful Inspection and Application Intelligence technologies. VPN-1 Pro is offered in multiple packages, depending on the size of the network protected, some packages include the SmartCenter/SmartCenter Pro management software and some include only the security gateway software.

VPN-1 SecureClient & VPN-1 SecureRemote

VPN-1 SecureClient and VPN-1 SecureRemote are VPN endpoints which provide secure connectivity from laptops and other mobile devices, work seamlessly with Check Point’s VPN-1 products and enable the set up of secure remote access as part of an overall security policy, including access control, user authentication and logging. VPN-1 SecuRemote licenses are included with VPN-1 gateway products at no cost.

VPN-1 SecureClient also includes personal firewall capabilities, secure configuration verification and streamlined software distribution and management and is licensed by the number of users.

VPN-1 Edge

VPN-1 Edge appliances provide secure connectivity for remote sites such as branch and retail sites. Integrating VPN-1/FireWall-1 technology, high availability and networking features, VPN-1 Edge appliances are managed centrally through SMART management, enabling the efficient setup of thousands of gateways.

Security Management Solutions - SMART

Check Point’s management solutions using SMART technology enable organizations of different sizes to define, deploy and enforce security policies consistently across multiple enforcement points. SMART Solutions for enterprises include the following product offerings:

SmartCenter

SmartCenter is Check Point’s comprehensive management product, comprised of an intuitive “Dashboard” that enables administrators to centrally define the VPN, firewall and QoS policies of a network, and a management server that stores and distributes these different elements of the security policy. This product provides administrators with enhanced understanding of distributed security deployments, and is combined with automatic policy distribution to deliver greater control, improved security and enhanced ease of use. It also includes the elements to collect, record and manage the network and security events as well as the SmartView Tracker to view and analyze those events.

SmartView Family

The SmartView product family includes the SmartView Tracker for viewing, searching and analyzing of network and security events recorded by the Company’s products. SmartView Monitor enables real-time viewing of network and security traffic graphs by various criteria. SmartView Reporter enables the automatic creation of high-level reports demonstrating the network and security operations.

SmartCenter Pro

SmartCenter Pro is an extension of our SmartCenter management products that bundles an additional set of management tools to provide a unique enterprise security management product. Included in SmartCenter Pro is the SmartLSM large scale management tool, SmartUpdate for distributed software version management and updates, SmartMap topological network view, Management Server High Availability, SmartDirectory for integration with LDAP directories and the SmartView Monitor for graphical reporting and analysis.

Products for medium businesses, small businesses and consumers:

Check Point Express

Check Point Express is a perimeter security product designed for mid-sized companies with up to 500 employees and multiple sites. It provides access control, network and application level protection, remote access and site-to-site VPN capabilities, along with an intuitive SMART management interface.

Safe@Office

Check Point’s Safe@Office product line is based on the Stateful Inspection technology found in VPN-1, and delivers VPN and firewall capabilities to small businesses, consumers, and the Managed Service Providers (MSPs). Safe@Office products can be managed individually using a web browser and can be provided with centralized management service via an MSP using the Security Management Portal (SMP.)

The recent acquisition of Zone Labs contributed the following product lines to the small business and consumers perimeter product offerings:

ZoneAlarm Pro

ZoneAlarm Pro is designed to protect Internet-connected PCs at homes and small businesses with strong security, ease of use and online privacy protection. ZoneAlarm Pro includes ad blocking and cookie control capabilities as well as simple set-up for networks, including wireless networks. It also includes features which reduce the risk of online fraud and identity theft by guarding against the theft of personally-identifiable information, intellectual property and other confidential data.

ZoneAlarm

ZoneAlarm is designed to provide basic Internet security, ideal for the home PC. ZoneAlarm is free for personal and non-profit use.

IMsecure Pro

IMsecure Pro is a consumer instant messaging security product for any program that accesses IM services such as AOL Instant Messenger, MSN Messenger and Yahoo! Messenger. IMsecure Pro is designed to maintain the privacy and security of IM conversations protect PCs and personal information from spammers and identity thieves, hackers and predators who exploit vulnerable IM connections. IMsecure Pro protects the PC transparently, regardless of service or client used, requiring no change to existing habits or software. Inbound and Outbound Threat Protection reduces exposure to malware and prevents eavesdropping, impersonation, and theft of personally-identifiable information, intellectual property and other confidential data stored on the PC.

IMsecure

IMsecure is free for personal and non-profit use, offers basic inbound threat protection from buffer overflow attacks as well as Message Encryption for one IM account to protect instant messages from being monitored.

Products for service providers, data centers and large enterprises:

VPN-1/FireWall-1 VSX

VPN-1®/FireWall-1® VSX is a high-speed, multi-policy security product designed for VLAN-enabled corporate networks, data centers and service provider POPs. It uses the same, patented Stateful Inspection technology used in the VPN-1 Pro. By aggregating up to 250 individual security domains on a single platform, VPN-1/ FireWall-1 VSX minimizes hardware investment. VPN-1/FireWall-1 VSX can be run on multiple gigabit platforms to deliver the required performance in high-bandwidth environments. It is managed using Check Point’s SmartCenter products and Provider-1, delivering a unified management architecture that service providers and enterprises can also use to manage all their other Check Point enforcement points centrally.

Provider-1

Provider-1 is a security management product designed to meet the unique challenges of service providers and large enterprises and is available in two editions designated for these two segments. Provider-1 consolidates customer security policies into a centralized policy management architecture that scales to support thousands of customers while minimizing investment in hardware and labor. For large enterprises, Provider-1 simplifies a complex security policy by segmenting it into more manageable sub-policies to match geographic, functional, or other logical groupings.

Security Management Portal

The Security Management Portal (SMP) is a management product for service providers, which delivers outsourced Internet security to small businesses. Developed by SofaWare Technologies Ltd., a company affiliated to Check Point, the SMP enables service providers to create flexible service categories and to centrally manage tens of thousands of subscribers.

Product for wireless carriers:

FireWall-1 GX

FireWall-1 GX provides security to GPRS- (2.5G) and UMTS- (3G) enabled wireless networks. FireWall-1 GX is designed to protect these wireless infrastructures from the threats of untrusted networks. With FireWall-1 GX, wireless network operators can offer seamless roaming to their data customers without exposing their network to potential security threats.

Internal Security

              Historically, IT security organizations have focused on protecting the perimeter of their networks. However, many of today’s security threats are introduced within the boundaries of the corporate internal network.

Check Point InterSpect

Check Point InterSpect products were introduced in January 2004. They are sold as a Check Point appliance including the hardware and software. InterSpect internal security gateways segment internal network into multiple “security zones”, controlling traffic flow between those zones. InterSpect blocks the spread of certain attacks and worms, isolates computers that generate suspicious activity from communicating with other network segments and can also allow only certain types of traffic to different security zones.

The recent acquisition of Zone Labs contributed the following product line to the Company’s Internal Security product offerings:

Zone Labs Integrity

Zone Labs Integrity products are designed to enable enterprises to enforce and control security policy on desktops across the organization from a centralized management console, regardless of whether users are accessing the network remotely or from inside the enterprise network. Zone Labs Integrity reduces exposures to vulnerabilities by protecting individual endpoints and thus enabling deeper level of security enforcement.

Web Security

                Companies are increasingly dependent on Web and Internet systems to run their businesses. As usage and dependence of Web-based systems increases, companies are focusing on specialized protection for Web servers and applications, and have a concentrated need to provide secure, unified access to these systems.

User Authority

Check Point’s UserAuthority provides centralized administration and distributed enforcement of authorization access policies for Web applications, Check Point UserAuthority centralizes the administration and enforcement of user authentication in enterprise networks, uniformly implementing best-of-breed authentication products (PKI, tokens, LDAP, etc.) across enterprise networks.

Check Point intends to expand its web based security solutions and launch new web security technologies and products in 2004.

Sales and Marketing

                Check Point Sales and Marketing efforts are focused on expanding the installed base and increasing penetration levels of end-user customers worldwide by leveraging multiple channels of distribution (channel partners): distributors, resellers and Value Added Resellers (VARs), system integrators, and MSPs. The Company sells its products to end-user customers primarily through numerous resellers and distributors worldwide. The Company expects that it will continue to be dependent upon a limited number of distributors for a significant portion of its revenues. In 2003, sales to the Company’s five largest distributors represented approximately 35% of the Company’s revenues. The Company’s agreements with its channel partners are generally non-exclusive.

                The Company promotes its products in various ways, including its website, seminars and trade shows, print-media, on-line advertising and software evaluation for a limited period.

                The Company has relationships with server and workstation vendors and appliance manufacturers, such as Nokia, IBM, Hewlett-Packard Co., Dell Inc., Sun Microsystems Inc., Siemens AG, Crossbeam Systems Inc., Nortel Networks Corp, and other suppliers of enterprise network hardware products. The Company believes that strategic relationships can significantly contribute to the achievement of its sales and marketing goals by integrating complementary technologies. Additionally, these hardware partners provide primary support and training to their customers thereby enabling Check Point to concentrate its support efforts on high-level technical assistance for its partners.

                The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its network security products, packaged and marketed mostly under the VPN-1 product family (which includes the firewall functionality), including related software subscriptions, support and technical services and training programs. For information concerning the Company’s sales to geographic areas, see “Item 5 - Operating and Financial Review and Prospects.”

                The Company’s OPSEC Alliance program is focused on delivering integration and interoperability with complimentary products and developing marketing relationships with partners to promote “best-of-breed” security frameworks. OPSEC’s wide range of integration interfaces addresses all areas of a complete Internet security architecture. Products that carry the “OPSEC Certified” and “Secured by Check Point” seals have been tested to enable integration and interoperability. OPSEC partners (currently over 325) include appliance companies like Nokia Corporation, Sun Microsystems, Inc. and Nortel Networks Limited, application companies like Network Associates Inc., Computer Associates International Inc., Trend Micro, Inc., RSA Security Inc. and VeriSign, Inc and system integrators including Accenture, Computer Sciences Corp, Electronic Data Systems Corp, PriceWaterhouseCoopers, and IBM Global Services. In addition, the Company maintains marketing relationships with other companies to promote integrated products.

                The Company conducts a number of marketing programs to support the sale and distribution of its products. These programs are designed to inform existing and potential partners and end-user customers about the capabilities and benefits of the Company’s products.

Customer Service and Support

                The Company operates a worldwide technical services organization, providing a wide range of technical, customer, educational and professional services.

                The Company’s channel partners generally provide the installation, training, maintenance and support for their customers, with Check Point providing the high-level technical backup support. Alternatively customers may elect to receive support directly from Check Point. As part of Check Point’s direct market participation, the Company employs technical consultants and systems engineers who work closely with its field and channel partners to assist with the pre-sales configuration, use and application support.

                At the end of 2003 the Company has transitioned its subscription and support programs from being based on single products into more comprehensive offerings that cover the customer’s entire installed base. These programs offers lower cost to the customer and require full customer account coverage. This change is likely to have an impact on the Company’s future operating results.

                The Company operates a worldwide 24-hour, 7-day call center, based primarily in Dallas, Texas.

Research and Product Development

                The Company believes that its future success will depend upon its ability to enhance its existing products and develop and introduce new products that address the increasingly sophisticated needs of end-users. The Company works closely with existing and potential customers, distribution channels and major resellers, which provide significant feedback for product development and innovation. The Company’s new product development efforts are focused on enhancements to its current family of products and new products for perimeter, internal and web security and management. Although the Company expects to develop its new products internally, it may, based upon timing and cost considerations, acquire or license certain technologies or products from third parties.

                Research and development expenses for 2001, 2002 and 2003 were $33.2 million, $28.7 million and $29.3 million, respectively. At December 31, 2003, the Company had 321 employees dedicated to research and development activities and quality assurance, mostly located in Israel. With the recent acquisition of Zone Labs the company now has an additional 91 such employees based in San Francisco, CA.

Competition

See “Risk Factors – Competition” in “Item 3 - Key Information.”

Proprietary Rights

                The Company relies primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. The Company generally enters into confidentiality agreements with employees, consultants, customers and potential customers and limits access to, and distribution of, its proprietary information.

                The Company has patents pending worldwide and holds three U.S. patents. There can be no assurance that the Company’s efforts to protect its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

Organizational Structure

                The Company is organized under the laws of the State of Israel and wholly owns the subsidiaries specified below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc	United States of America (Delaware)
Check Point Software Technologies (Canada) Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Singapore) PTE Ltd	Singapore
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Israel Check Point Software Technologies Ltd. China (1)	China
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. – US Branch (2)	United States of America
Check Point Software Technologies Cayman Islands	Cayman Islands
Zanzibar Acquisition LLC (3)	United States of America (California)

_______________________

(1) Branch of Check Point Software Technologies Ltd.

(2) Branch of Check Point Holding (Singapore) PTE Ltd.

(3) 100% owned by Check Point Software Technologies, Inc.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company and wholly owns the following principal operating subsidiaries specified below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies SARL	France
Check Point Software Technologies B.V	Netherlands
Check Point Software Technologies (Italia) Srl (4)	Italy
Check Point Software Technologies (Switzerland) A.G	Switzerland
Check Point Software Technologies Norway A.S	Norway
Check Point Software Technologies (Spain) S.A	Spain
Check Point Software Technologies Mexico S.A. de C.V	Mexico
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (UK) Ltd.	United Kingdom
Check Point Software Technologies GmbH	Germany
C.P.S.T. Sweden A.B	Sweden
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Poland) Sp.z.o.o	Poland
Check Point Software Technologies (Czech Republic) s.r.o	Czech Republic
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Finland) Oy	Finland
Check Point Yazilim Teknolojileri Pazarlama A.S. (5)	Turkey
Check Point Software Technologies (Belgium) S.A	Belgium
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (India) Private Limited	India

_______________________

(4) 97% owned by Check Point Software Technologies (Netherlands) B.V and 3% owned by Check Point Software Technologies Ltd.

(5) 96% owned by Check Point Software Technologies (Netherlands) B.V, 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

NAME OF AFFILIATED COMPANY	COUNTRY OF INCORPORATION

SofaWare Technologies Ltd.	Israel

                Check Point has provided a convertible loan to SofaWare and has the right to convert this loan into 60% of the equity of SofaWare on a fully diluted basis exercisable until June 30, 2004. Check Point also holds warrants that allow it to further increase its holdings in SofaWare to approximately two-thirds of the equity of SofaWare on a fully diluted basis. Accordingly, the accounts of SofaWare are consolidated with the Company’s financial statements.

Plants, Property and Equipment

                The Company’s headquarters and research and development facilities are located in Ramat-Gan, Israel, near Tel-Aviv, where the Company leases approximately 106,000 square feet of office space. These facilities are leased under leases that expire between 2005 and 2011, including renewal options. The Company also leases approximately a total of 104,000 square feet of office space in the United States. Of that, approximately 48,000 square feet of office space are leased for the US headquarters in Redwood City, California, and approximately 31,000 square feet of office space for its technical services center in Dallas, Texas. These facilities are leased under leases for periods of up to five years. In addition, the Company leases regional office space in the United States, Latin America, Canada, Europe and Asia.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

              The following discussion and analysis is based on and should be read in conjunction with the Company’s consolidated financial statements, including the related notes, contained in “Item 18 - “Financial Statements.”

Overview

                Check Point develops, markets and supports Internet security and VPN solutions for enterprise and high-end networks, service providers, small and medium businesses and consumers. The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol networks, including the Internet, intranets and extranets. The technology of Check Point is aimed to provide enterprises with intelligent security solutions for their most critical information security challenges in three distinct areas: Perimeter, Web and Internal networks. The capabilities of Check Point products can be extended with the Open Platform for Security (OPSEC), enabling integration with leading hardware appliances and third-party security software applications.

                The Company’s business is subject to the effects of general global economic conditions and in particular, market conditions in the IT industry and Internet security industry. During the past few years these economic and market conditions have reduced the high growth that the industry had previously experienced. As a result, the market value, financial results and capital spending levels of many of the Company’s customers have been materially adversely affected. Notwithstanding recent improvement, if general economic and industry conditions fail to improve or deteriorate, demand for the Company’s products could be adversely affected, as could the financial health of the Company’s suppliers and distributors, and the Company’s financial results may be adversely affected.

                The Company has derived most of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its Internet security products, packaged and marketed mostly under the VPN-1 brand, including related software subscriptions, support, technical services and training programs.

                No distributor accounted for more than 10% of the Company’s revenues in 2001. During 2002 and 2003 approximately 13% of the Company’s revenues were derived from a single distributor.

                The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from sales into each of the regions identified in the table:

	Year Ended December 31,
Region:	2001	2002	2003
Americas	45%	43%	43%
Europe, Middle East and Africa	38%	41%	41%
Japan	10%	9%	9%
Asia Pacific	7%	7%	7%

                In March 2004, the Company completed the acquisition of privately held Zone Labs for approximately $114 million in cash and 5.3 million ordinary shares. The Company also assumed Zone Labs’ outstanding employee stock options which could convert to approximately 2.8 million Check Point shares.

                Zone Labs’ endpoint security products for enterprises, small businesses and consumers which include the Integrity, ZoneAlarm and IM secure product lines, are expected to further strengthen Check Point’s perimeter, internal and Web security portfolio, enabling the Company to deliver a comprehensive end-to-end Internet security to all types of customers.

                The Company expects to incur material charges, estimated to be between $70 million and $100 million, in connection with the proposed acquisition of Zone Labs in 2004, mainly related to write-off of in-process research and development and amortization of intangible assets and deferred compensation expenses related to non-vested employee stock options assumed by the Company.

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

             Management believes the significant accounting policies which affect management’s more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

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

                According to SOP 97-2, the Company recognizes revenue when: (1) persuasive evidence of an arrangement for the license of software exists; (2) the products are delivered or services are performed; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

                Management considers arrangements regarding certain channel partners with payment terms extending beyond the Company’s customary payment terms not to be fixed or determinable. If the fee is considered to be not fixed or determinable, revenue is deferred and recognized when payments become due from the channel partners, or are actually collected, provided that all other revenue recognition criteria have been met.

                Software subscription, support, technical services and training program revenues included in multiple-element arrangements are deferred and either recognized on a straight-line basis over the term of the software subscription and support agreement or when services are performed. Revenues earned on software arrangements involving multiple-elements are allocated to each element based on the relative fair value of the element. The Vendor Specific Objective Evidence (“VSOE”) of fair value of the undelivered elements (software subscription, support, consulting services and training) is generally determined based on the price charged for the undelivered element when sold separately. In addition the Company has adopted Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP 98-9”). SOP 98-9 requires that revenue be recognized under the “residual method” when VSOE of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements.

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

Legal Contingencies

                As discussed in “Legal Proceedings” in “Item 8 - Financial Information,” under the caption ”Legal Proceedings,” beginning on August 29, 2003, the Company received a number of class action complaints, which were later consolidated by the court into one action. On January 14, 2004, the appointed lead plaintiff filed a consolidated amended complaint. Management believes that applicable insurance as well as a provision in the financial statements as of December 31, 2003, are adequate to cover probable costs arising from this matter. Due to the uncertainties related to this matter, the provision is based on the best information available at the time the accrual was made. As additional information becomes available, management will reassess the potential liability related to the pending litigation and may revise its estimate of the probable cost of this litigation. Such revisions in the estimate of the probable cost could have a material impact on the Company’s future results of operations and financial position.

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

Results of Operations

                The following table presents, for the periods indicated, information concerning the Company’s results of operations:

	Year Ended December 31,
	2001	2002	2003
	(in thousands)
Revenues:
Products and licenses	$374,026	$256,113	$230,096
Software subscriptions	110,236	130,879	161,690
Support, training and consulting	43,381	39,997	40,786

Total revenues	527,643	426,989	432,572

Operating expenses:
Cost of revenues	26,571	20,693	18,923
Research and development	33,221	28,709	29,314
Selling and marketing	109,086	104,606	111,007
General and administrative	22,002	17,969	17,644

Total operating expenses	190,880	171,977	176,888

Operating income	336,763	255,012	255,684
Financial income, net	44,760	49,314	43,506

Income before taxes on income	381,523	304,326	299,190
Taxes on income	59,603	49,246	55,311

Net income	$321,920	$255,080	$243,879

                The following table presents, for the periods indicated, information concerning the Company’s results of operations as a percentage of the Company’s revenues:

	Year Ended December 31,
	2001	2002	2003

Revenues:
Products and licenses	71%	60%	53%
Software subscriptions	21	31	37
Support, training and consulting	8	9	10

Total revenues	100	100	100

Operating expenses:
Cost of revenues	5	5	4
Research and development	6	7	7
Selling and marketing	21	24	26
General and administrative	4	4	4

Total operating expenses	36	40	41

Operating income	64	60	59
Financial income, net	8	12	10

Income before taxes on income	72	72	69
Taxes on income	11	12	13

Net income	61%	60%	56%

Revenues

                The Company’s revenues are derived from the sale of software products and related software subscriptions, support contracts, training and consulting. The Company’s revenues were $527.6 million, $427.0 million and $432.6 million in 2001, 2002 and 2003, respectively. In 2002, the decrease in revenues was primarily a result of lower spending by the Company’s customers, much of which was attributable to the global economic slow down, continuous weakness in the service providers sector and a more competitive market place. In 2003, we continued to experience a gradual shift of revenues from products and licenses to software subscription, while total revenue remained at the same level. The increase in software subscription revenues is attributed mainly to the introduction of a new subscription and support program in early 2003 and the increase of our install base. Management anticipates that revenues in 2004 will increase both due to internal growth and the effect of the recent acquisition of Zone Labs. However, there can be no assurance that revenues will grow in 2004 due to several factors, any of which could have a material adverse affect on revenues, including the uncertainty of the global economic conditions, the Company’s ability to integrate the technology and operations of Zone Labs, the market acceptance of new products and the level of products and price competition.

Cost of revenues

                The Company’s cost of revenues is comprised of the cost of post-sale customer support, training and consulting, cost of freight, software and hardware production, manuals, packaging and license fees. Cost of revenues was $26.6 million, $20.7 million and $18.9 million for 2001, 2002 and 2003, respectively. In 2002, the decrease in cost of revenues was mainly attributable to a decrease in license payments to third parties and an increase in the Company’s operational efficiency. In 2003, cost of sales has continued to decrease due to the further improvement of operational efficiencies. Management anticipates that cost of revenues will increase in 2004 in line with an expected growth in revenues derived from products incorporating hardware.

Research and development

                Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $33.2 million, $28.7 million and $29.3 million in 2001, 2002 and 2003, respectively, representing 6%, 7% and 7% of revenues, respectively. In 2002, the decrease related both to lower compensation expense and limited amounts being spent on special projects. The increase in 2003 related mainly to the increase in the number of research and development employed by the Company. Management anticipates that research and development expenses in 2004 will increase mainly due to the inclusion of Zone Labs as a new division of the Company and expected increase in compensation expense.

Selling and marketing

                Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Selling and marketing expenses were $ 109.1 million, $104.6 million and $111.0 million in 2001, 2002 and 2003, respectively, representing 21%, 24% and 26% of revenues, respectively. In 2002, the decrease was mainly due to lower marketing activities, offset by an increase in headcount-related sales expenses, which derived from the expansion of Check Point’s sales force to new countries. In 2003, the increase resulted mostly from higher compensation related expenses and the effect of the strong position of the Euro. Management anticipates that selling and marketing expenses in 2004 will increase due to the inclusion of Zone Labs’ financial results, increased investment in marketing activities, and an expected increase in compensation expense.

General and administrative

                General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other. General and administrative expenses were $22.0 million, $18.0 million and $17.6 million in 2001, 2002 and 2003, respectively, representing 4% of revenues in all years. The decrease in 2002 and 2003 compared to 2001 was mainly due to lower non-headcount related expenses. Management anticipates that in 2004, general and administrative expenses will increase both due to market increase in insurance costs and the inclusion of Zone Labs’ financial results.

Operating Margin

                The Company may experience future decline in operating margins from historical levels due to the following reasons: the inclusion of Zone Labs as a new division of the company, including the post acquisition charges of in-process research and development and  amortization of intangible assets and deferred stock based compensation expense; increasing competition and pricing pressure; additional investments in the further development and expansion of the Company’s selling and marketing organization; additional expansion of the research and development organization and the expected growth in revenues derived from products incorporating hardware. The amount and timing of the abovementioned additional expenses are likely to result in fluctuations in operating margins

Financial income, net

                Financial income, net consists primarily of interest earned on cash and cash equivalents, short and long term deposits and marketable securities. Financial income, net was $44.8 million, $49.3 million, and $43.5 million in 2001, 2002 and 2003, respectively. The increase in 2002 was primarily attributable to the increase in the Company’s cash and cash equivalents, short and long-term deposits and marketable securities, all of which grew as a result of the Company’s cash flow from its operations. The decrease in 2003 was due to continuous decrease in interest rates during 2003, despite the increase in total cash and investments. Interest income is heavily dependent on prevailing U.S. interest rates.

                Taxes on Income

                The Company’s effective tax rate was 15.6%, 16.2% and 18.5% in 2001, 2002 and 2003, respectively. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to the production facilities in Israel. We expect that our effective tax rate in 2004 will not increase significantly compared to our 2003 effective tax rate.

                Under the provisions of the Israeli law, the Company has elected to enjoy the alternative package of tax benefits relating to these facilities, which grant tax exemptions and a reduction of tax rates. Accordingly, the Company’s income from its Approved Enterprise is tax-exempt for a period of two years and is subject to a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, based on the percentage of foreign investment. The tax benefits granted are scheduled to expire gradually from 2005 through 2013. The period of tax benefits, for each capital investment plan, is limited to the earlier of twelve years from completion of the investment under the approved plan or fourteen years from receipt of approval.

                Out of the Company’s retained earnings as of December 31, 2003 approximately $ 461 million were tax-exempt. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (10% to 25%) and an income tax liability of up to approximately $ 115 million would be incurred. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided with respect to this income. Distribution of other earnings derived from the Company’s status as an Approved Enterprise which were previously taxed at reduced tax rates, would not result in additional tax to the Company.

                If the Company fails to meet the requirements of an Approved Enterprise in the future, the Company could be subject to the statutory Israeli corporate tax rate of 36% and could be required to refund tax benefits already received plus linkage adjustment to the Israeli consumer price index and interest. In addition, the law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004). There can be no assurance that new benefits will be available after June 30, 2004, or that existing benefits will be continued in the future at their current levels or at any level.

                See “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 - Additional Information.”

Quarterly Results of Operations

                The following table sets forth certain unaudited consolidated statements of income data for each of the quarters in 2002 and 2003, as well as the percentage of the Company’s revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information, when read in conjunction with the Company’s consolidated financial statements and notes thereto appearing elsewhere in this annual report.

	Year Ended December 31, 2002				Year Ended December 31, 2003
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

	(in thousands, except share data)

Revenues	$104,583	$108,587	$103,559	$110,260	$104,847	$106,103	$106,322	$115,300

Operating expenses:
Cost of revenues	4,615	4,889	5,676	5,513	5,113	4,621	4,597	4,592
Research and development	7,399	7,383	6,988	6,939	6,858	7,263	7,670	7,523
Selling and marketing	25,033	27,865	24,625	27,083	26,688	26,768	27,598	29,953
General and administrative	4,837	4,364	4,215	4,553	4,344	4,581	4,369	4,350

Total operating expenses	41,884	44,501	41,504	44,088	43,003	43,233	44,234	46,418

Operating income	62,699	64,086	62,055	66,172	61,844	62,870	62,088	68,882
Financial income, net	12,227	12,332	12,276	12,479	11,343	10,497	10,921	10,745

Income before taxes on income	74,926	76,418	74,331	78,651	73,187	73,367	73,009	79,627
Taxes on income	11,390	11,684	12,015	14,157	13,108	13,189	14,643	14,371

Net Income	$63,536	$64,734	$62,316	$64,494	$60,079	$60,178	$58,366	$65,256

Basic net earnings per share	$0.26	$0.27	$0.25	$0.26	$0.24	$0.24	$0.24	$0.26
Shares used in computing basic net earnings per share	243,179	243,740	244,739	245,503	246,255	247,221	248,172	248,945
Diluted net earnings per share	$0.25	$0.26	$0.25	$0.26	$0.24	$0.24	$0.23	$0.26
Shares used in computing diluted net earnings per share	259,042	253,559	253,336	252,807	253,195	255,199	256,106	255,834

                As a Percentage of Revenues:

	Year Ended December 31, 2002				Year Ended December 31, 2003

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Operating expenses:
Cost of revenues	4	5	5	5	5	5	5	4
Research and development	7	7	7	6	7	7	7	7
Selling and marketing	24	25	24	25	25	25	26	25
General and administrative	5	4	4	4	4	4	4	4

Total operating expenses	40	41	40	40	41	41	42	40

Operating income	60	59	60	60	59	59	58	60
Financial income, net	12	11	12	11	11	10	11	9

Income before taxes on income	72	70	72	71	70	69	69	69
Taxes on income	11	10	12	13	13	12	14	12

Net Income	61%	60%	60%	58%	57%	57%	55%	57%

                The Company’s future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the timing of new product releases and acceptance of new products, the demand for the Company’s products, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the expansion of the Company’s selling and marketing organizations, the Company’s ability to develop new and enhanced products and control costs, the Company’s ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which products are sold, the mix of products and services sold, the growth in the acceptance of and activity on the Internet and World Wide Web, the growth of intranets, seasonal trends in customer purchasing, customer capital spending budgets, foreign currency exchange rates and general economic factors and potential acquisitions. The Company’s revenues are subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the increased activity related to the year-end purchasing cycles of many end-users of the Company’s products. The Company believes that it will continue to encounter quarter-to-quarter seasonality that could result in proportionately lower sales in the quarters ending September 30 and March 31 relative to sales in the quarters ending June 30 and December 31, respectively.

                The Company’s expense levels are based, in part, on expectations as to future revenues. If revenue levels are below expectations, operating results are likely to be adversely affected, since most of the Company’s expenses are not variable. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company’s operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company’s ordinary shares would likely be materially adversely affected.

Liquidity and Capital Resources

                The Company has financed its operations through cash generated from operations. Cash and cash equivalents and short term investments were $1,136.3 million, and long term interest bearing investments were $466.4 million, totaling $ 1,602.7 million as of December 31, 2003, as compared with cash and cash equivalents and short term investments of $785.9 million and long term interest bearing investments of $528.9 million totaling $1,314.8 million as of December 31, 2002. At the end of 2002, the Company established a wholly owned subsidiary in Singapore in order to manage its financial assets. This subsidiary currently holds the majority of the Company’s investments. The Company generated net cash from operations of $347.2 million, $283.9 million and $290.9 million in 2001, 2002 and 2003, respectively. Net cash from operations for 2003 and 2002 consisted primarily of net income plus increases in deferred revenues, employees and payroll accruals, accrued expenses and other liabilities, tax benefits related to exercise of stock options and depreciation and amortization. Net cash from operations for 2001 consisted primarily of net income plus increases in accrued expenses and other liabilities, depreciation and amortization and decrease in trade receivables, offset by decreases in deferred revenues and employees and payroll accruals.

                The Company’s capital expenditures amounted to approximately $9.7 million, $4.6 million, and $3.0 million in 2001, 2002 and 2003, respectively. Currently, the Company’s capital expenditures consist primarily of computer equipment and software for the Company’s research and development and technical service organization efforts as well as increasing infrastructure to enable operation expansion. The Company does not anticipate any change to this policy in the foreseeable future. As of December 31, 2003, the Company had no material commitments for capital expenditures.

                 Net cash provided by financing activities was approximately $36.3 million, $14.7 million and $17.7 million in 2001, 2002 and 2003, respectively, primarily as a result of stock options exercised. Excess cash is invested in marketable securities and bank deposits of varying maturities, depending on projected cash needs for operations, capital purchases and other business purposes.

                The Company’s principal sources of liquidity consist of its current assets and long-term investments (which aggregated $1,602.7 million as of December 31, 2003), its cash flow from operations and its financial income, net. The Company believes that these sources of liquidity will be sufficient to satisfy the Company’s capital requirements for the foreseeable future.

                In October 2003, the Company announced that its Board of Directors has authorized the repurchase of up to $200 million of its outstanding ordinary shares in the open market or through privately negotiated transactions. Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital. The repurchase program has no time limit and may be suspended from time to time or discontinued. As of March 29, 2004, no shares had been repurchased under the plan.

                In March 2004 the Company completed the acquisition of privately held Zone Labs for approximately $114 million in cash and 5.3 million ordinary shares.

Off-Balance Sheet Arrangements

                We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Disclosure of Contractual Obligations

                The Company does not have material contractual obligations and commercial commitments except for the lease of its facilities as of December 31, 2003. The lease commitments due within one year amount to $5.2 million. Lease commitments due between one to five years amount to $6.2 million (see also Note 7a to the financial statements).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                The directors and executive officers of the Company as of December 31, 2003 were as follows:

Name	Position

Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Senior Vice President and Vice Chairman of the Board
Jerry Ungerman	President
Eyal Desheh	Chief Financial Officer

Irwin Federman (1)(2)(3)	Director
David Rubner (2)	Director
Ray Rothrock (1)(2)(3)	Director
Alex Vieux	Director
Tal Shavit	Director
___________

(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Outside Director, see “Outside and Independent Directors” below in this Item 6.

                Gil Shwed, a co-founder of the Company, is Chairman of the Board of the Company, a position he has held since 1998, and is also the Company’s Chief Executive Officer and a Director of the Company, both positions he has held since the Company‘s inception in 1993. Mr. Shwed also served as President of the Company from its inception until 2001. Mr. Shwed is also a Director of Backweb Technologies Ltd.

                Marius Nacht, a co-founder of the Company, has served as the Company’s Vice Chairman of the Board since 2001 and has also been the Company’s Senior Vice President since 1999. Mr. Nacht has served as a director of the Company since its inception in 1993. Mr. Nacht received a Masters degree in Electrical Engineering and Communication Systems from Tel Aviv University, as well as a B.S. Cum Laude in Physics and Mathematics from Hebrew University of Jerusalem.

                Jerry Ungerman was appointed President of the Company in 2001 and has global responsibility for sales, marketing, business development and product management. He served as Executive Vice President from 1998 until 2000. He began his career with IBM in 1967 and from 1971 to 1998, Mr. Ungerman held a number of senior management positions with Hitachi Data Systems Corp., a provider of computer networking and data storage solutions for computing environments. Mr. Ungerman holds a B.S.B. in business from the University of Minnesota.

                Eyal Desheh has been Chief Financial Officer of the Company since 2000. From 1996 until 2000 he was Chief Financial Officer for Scitex Corporation Ltd., a company engaged in digital imaging for graphics communications, where he was responsible for all the major finance functions, investor relations, risk management, mergers and acquisitions and legal affairs. Before joining Scitex, he served as Vice President for business development and strategy at Bezeq, The Israeli Telecommunications Corp. Ltd., Deputy Chief Financial Officer of Teva Pharmaceuticals Ltd., Chief Executive Officer of H.L. Financial Services Ltd. and numerous positions in Bank Hapoalim. Mr. Desheh holds a B.A. in Economics and an M.B.A in Finance, both from Hebrew University of Jerusalem.

                Irwin Federman has served as a director of the Company since 1995. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman is a director of Centillium Communications, Inc., Nuance Communications, Inc., SanDisk Corp., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

                Ray Rothrock has served as a director of the Company since 1995. Mr. Rothrock has been a member of Venrock Associates, a venture capital firm, since 1988 and a General Partner of Venrock Associates since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

                David Rubner has served as a director of the Company since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital firm. Prior to starting this company, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. Mr. Rubner was a recipient of the Industry Prize in 1995 and serves on the boards of directors of a number of companies, and is a member of the Board of Trustees of Bar Ilan University and Shaare Zedek hospital.

                Alex Vieux has served as a director of the Company since 1998. Mr. Vieux is Chairman, Chief Executive Officer and founder of DASAR Brothers, Inc., which he founded in 1990 and the owner of ETRE, the European Technology Roundtable Exhibition. He is a member of the board of several public and private technology companies including BVRP software, Cibox, Commerce One, Kyriba, madge, Thrunet and White Pajama. Mr. Vieux has served as a senior advisor to both government and industry and was lately named, for the second year in a row, one of the most influential people in the European technology community. Mr. Vieux is currently a visiting professor at the French University Paris Dauphine, where he is teaching telecommunications in the United States. Mr. Vieux is a graduate of the Institut d’Etudes Politiques in Paris and HEC. He also holds a law degree from the Université de Paris II-Assas and an M.B.A. from Stanford University, where he was a Fulbright Scholar.

                Dr. Tal Shavit has served as a director of the Company since 2002. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her focus is on consultation to R&D upgrade in both Israeli companies and in American companies with Israeli-based R&D centers. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change and a redefining of management roles in order to meet market changes.

                Except for Messrs. Shwed and Nacht, as of February 16, 2004, none of the directors or executive officers of the Company owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Messrs. Shwed, Nacht and Kramer, see “Item 7 – Major Shareholders and Related Party Transactions.”

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

                The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director and may cancel such appointment. Any person, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the Board or for a specified period or until notice is given of the cancellation of the appointment. To the Company’s knowledge, no director currently intends to appoint any other person as an alternate director.

                The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors, as it deems appropriate, subject to the provisions of Israeli law. The Board of Directors has appointed a Compensation Committee and an Audit Committee.

Outside and Independent Directors

                In accordance with the Israeli Companies Law and the regulations promulgated under the Companies Law, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years and may be extended for one additional three-year term. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the Company’s statutory audit committee, and at least one outside director must serve on each committee of the Board of Directors. The Company has appointed Irwin Federman and Ray Rothrock as its outside directors under the Israeli Companies Law.

                In addition, the rules of the NASDAQ National Market currently applicable to foreign private issuers such as the Company require the Company to have at least three independent directors as that term is defined under NASDAQ National Market rules. The current independent directors of the Company under the rules of the NASDAQ National Market are Irwin Federman, Ray Rothrock and David Rubner.

Audit Committee

                The Israeli Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business and approving related party transactions as required by law. An audit committee must consist of at least three directors, including both of the outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted. In addition, the rules of the NASDAQ National Market currently applicable to foreign private issuers such as the Company require the Company to establish an audit committee of at least three members, comprised solely of independent directors. The responsibilities of the audit committee under the NASDAQ National Market rules include the selection and evaluation of the Company’s outside auditors. The Company’s Audit Committee satisfies both the Israeli law and the NASDAQ National Market requirements. The current members of the Company’s audit committee are Irwin Federman, Ray Rothrock and David Rubner. In 2003 the audit committee has adopted an Audit Committee Charter as required by the NASD.

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

Compensation of Directors and Officers

                The aggregate accrued compensation of all 9 persons as a group who served in the capacity of director or executive officer during the year ended December 31, 2003 was approximately U.S. $3.3 million. This does not include amounts expended by the Company for business travel, professional and business association dues and expenses reimbursed to officers. Except for severance payments mandated by Israeli law for all employees employed in Israel, the Company does not have any agreements with those directors who are also officers of the Company providing for benefits upon termination of employment. The Company’s directors who are officers will not receive compensation for serving as directors in 2004; the Company’s directors who are not officers will receive compensation for serving as directors in 2004. From time to time, the Company grants options under its stock option plans (described below) to its executive officers and directors. As of February 16, 2004, the Company’s executive officers and directors held options to purchase an aggregate of 17,174,750 shares under the Company’s stock option plans. The exercise prices of these options range between $2.65 and $79.79, and their expiration dates range between June 2005 and August 2010. Other than as set forth in the share ownership table under Item 7 – “Major Shareholders and Related Party Transactions,” none of our directors and officers holds more than 1% of the outstanding shares of the Company.

Stock Options

Israel Stock Option Plan

                The Company’s 1996 Israel Stock Option Plan (the “1996 Israel Plan”) was adopted by the Board of Directors on April 12, 1996 and subsequently restated, most recently in February 2003. The 1996 Israel Plan authorizes the issuance of up to 76,229,310 ordinary shares. As of February 17, 2004, 13,349,939 ordinary shares had been issued under the 1996 Israel Plan, options to purchase 21,321,788 ordinary shares were outstanding (including options incorporated from previous grants to employees in Israel prior to the adoption of the 1996 Israel Plan) and 41,557,583 shares remained available for future grant. The options exercise prices range between $2.65 and $86.54. The 1996 Israel Plan is administered by the Board of Directors, which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the 1996 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company. In addition, options are issued under subsidiary plans of the 1996 Israel Plan, that are tailored for various other jurisdictions worldwide, to employees of the Company’s subsidiaries in other countries outside the United States. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees that receive options under the 1996 Israel Plan are afforded certain tax benefits (excluding grantees who previously received options that were incorporated upon the adoption of the 1996 Israel Plan, and excluding controlling shareholders of the Company or those who are not employees or directors of the Company). The Company has elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. The 1996 Israel Plan provides for the options granted under the Plan to have a maximum exercise period of seven years from the date of grant. Options granted under the 1996 Israel plan are generally exercisable over five years. Options that are not exercised will become available for further grant by the Board under the 1996 Israel Plan.

United States Stock Option Plan

                The Company’s 1996 United States Stock Option Plan (the “1996 U.S. Plan”) was adopted by the Board of Directors on April 12, 1996 and was approved by the shareholders as the successor to the Company’s 1995 Stock Option Plan (the “1995 Plan”). The 1996 U.S. Plan authorizes the issuance of up to 107,443,964 ordinary shares. As of February 17, 2004, 36,141,516 ordinary shares have been issued under the 1996 U.S. Plan, options to purchase 7,079,890 ordinary shares were outstanding (including options incorporated from the 1995 Plan) and options to purchase 64,222,559 ordinary shares remained available for future grant. The options exercise prices range between $2.65 and $86.54. Ordinary shares subject to outstanding options, including options granted under the 1995 Plan, which expire or terminate prior to exercise, would be available for future issuance under the 1996 U.S. Plan. Options granted under the 1996 U.S. plan are generally exercisable over four years.

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

Zone Labs 1998 Stock Option

                In connection with its acquisition of Zone Labs in March 2004, the Company assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan (the “Zone Labs Plan”), which were converted into options to purchase 2,847,318 shares of the Company’s ordinary shares. The stock options generally have terms of between five and ten years and generally vest over a four-year period. These options were assumed at prices of between $1.33 and $6.08 per share, with a weighted average exercise price of $4.67 per share. Of the stock options assumed 1,621,284 were exercisable with a weighted average exercise price of $3.99 per share. No further stock options can be granted under the Zone Labs Plan.

Employee Stock Purchase Plan

                On November 24, 1996, the Company adopted an Employee Stock Purchase Plan (the “Purchase Plan”), which was ratified by the Company’s shareholders. Under the Purchase Plan, 6,000,000 ordinary shares were authorized for issuance. As of February 17, 2004, 1,298,000 ordinary shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the United States Internal Revenue Code, is implemented by six-month offerings with purchases occurring at six-month intervals in January and July. The Compensation Committee of the Board administers the Purchase Plan. Employees of the Company and some of its subsidiaries are eligible to participate if they are full time employed for more than 20 hours per week. The Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may not exceed 15% of an employee’s compensation, nor more than 1,250 shares per participant on any purchase date. The price of the ordinary shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the ordinary shares at the beginning of the six-month offering period or on the semi-annual purchase date. Employees may terminate their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation of the Company. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without shareholders approval, materially increase the number of ordinary shares available for issuance, alter the purchase price formula so as to reduce the purchase price payable for ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan terminates by its terms in July 2006.

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

Employees

                As of December 31, 2003, the Company had 1,145 employees, of whom 321 were engaged in research, development, and quality assurance, 486 were engaged in marketing, sales and business development, 163 were engaged in customer support, and 175 were engaged in Information systems, administration and finance. From time to time, the Company also engages a limited number of consultants, subcontractors and temporary help. As of December 31, 2003, the Company had 50 people of the abovementioned nature. The Company believes that its relations with its employees are satisfactory.

                As of December 31, 2003, the Company employed 500 people in Israel, 463 people in the United States and 182 people in the rest of the world. With respect to its employees in Israel, the Company is subject to various Israeli labor laws and labor practices, and to administrative orders extending certain provisions of collective bargaining agreements between the Histadrut (Israel’s General Federation of Labor) and the Coordinating Bureau of Economic Organizations (the Israeli federation of employers’ organizations) to all private sector employees. For example, mandatory cost of living adjustments, which compensate Israeli employees for a portion of the increase in the Israeli consumer price index, are determined on a nationwide basis. Israeli law also requires the payment of severance benefits upon the termination, retirement or death of an employee. The Company meets this requirement by contributing on an ongoing basis towards “managers’ insurance” funds that combine pension, insurance and, if applicable, severance pay benefits. In addition, Israeli employers and employees are required to pay specified percentages of wages to the National Insurance Institute, which is similar to the United States Social Security Administration. Other provisions of Israeli law or regulation govern matters such as the length of the workday, minimum wages, other terms of employment and restrictions on discrimination. The Company is subject to the labor laws and regulations of other jurisdictions in the world where it has employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                The following table sets forth certain information regarding ownership of the Company’s ordinary shares as of February 16, 2004 for each person who is known by the Company to own beneficially more than five percent of the Company’s outstanding ordinary shares:

Name of Five Percent Shareholders	Amount Beneficially Owned		Percentage of Class (3)
Gil Shwed	29,751,494	(1)	11.7%
Franklin Resources, Inc.	27,306,935	(2)	11.0%
Marius Nacht	27,311,794	(1)	10.8%
Janus Capital Management LLC	17,335,164	(2)	7.0%
Shlomo Kramer	13,746,900	(1)	5.5%
___________
(1)	The amount includes ordinary shares owned by each of the above, directly or indirectly and options immediately exercisable or that are exercisable within 60 days from December 31, 2003. The exercise price of some of these options is higher than the current Check Point’s share market price.
(2)	Based on the most recent 13G filing.
(3)	The percentage is calculated using the amount beneficially owned, divided by the sum of total outstanding ordinary shares and options exercisable within 60 days from December 31, 2003, if applicable.

                According to the Company’s transfer agent, as of March 22, 2004 there were 281 holders of record of the Company’s ordinary shares residing in the United States holding 202,596,715 ordinary shares, or 80.78% of the aggregate number of ordinary shares outstanding.

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

Dividend Policy

                The Company anticipates that it will retain any future earnings to support operations and to finance the growth and development of its business. In addition, tax-exempt income attributable to the Company’s status as an Approved Enterprise under Israeli tax law can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Tax will be levied if the Company decides to distribute such income in the future. Currently, the Company intends to reinvest the amount of its tax-exempt income.

Legal Proceedings

                In 1996, Checkpoint Systems, Inc. (“CSI”) a manufacturer of theft prevention devices for retail stores has taken legal actions in respect of trademark infringement and unfair competition against the Company. In 2002 a trademark opposition was filed by CSI with the Patent and Trademark Office. In February 2003 the parties entered into an agreement that settled all of the disputes by definitively setting forth each company’s trademark description. The agreement permits both parties to use the mark “Check Point” and to seek registration consistent with the descriptive aspects of their respective businesses.

                Beginning on August 29, 2003, Check Point received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of Check Point ordinary shares, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. On November 20, 2003, the court consolidated all of the complaints into one action and appointed lead plaintiff. On January 14, 2004, the lead plaintiff filed a Consolidated Amended Complaint, purporting to represent a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that Check Point and certain of its senior officers made misrepresentations and omissions regarding, among other things, Check Point’s sales, revenue, and future prospects. Check Point has retained experienced counsel and is currently moving to dismiss the complaint pursuant to Rule 12(b)(6) and Rule 9(b) of the Federal Rules of Civil Procedure and Section 21D(b)(3) of the Exchange Act. Further analysis cannot be provided until the resolution of the motion to dismiss. Check Point disputes the allegations of wrongdoing and intends to defend the matter vigorously. Check Point maintains applicable insurance as well as a financial provision in the financial statements as of December 31, 2003.

ITEM 9.	THE OFFER AND LISTING

                The Company’s ordinary shares are traded publicly on the NASDAQ National Market under the symbol “CHKP.”

                The following table lists the high and low closing sale prices for the ordinary shares for the periods indicated as reported by the NASDAQ National Market:

	High	Low
1999	34.85	4.46
2000	113.33	30.54
2001	110.58	20.70
2002	47.20	12.11
2003	21.27	13.82

2002
First Quarter	47.20	27.48
Second Quarter	29.50	13.00
Third Quarter	18.71	12.11
Forth Quarter	17.46	12.97

2003
First Quarter	16.32	13.82
Second Quarter	21.17	14.61
Third Quarter	21.27	15.89
Forth Quarter	18.36	16.33

Most recent six months
September 2003	20.39	16.65
October 2003	18.22	16.33
November 2003	18.36	16.55
December 2003	18.06	16.54
January 2004	21.61	16.87
February 2004	24.07	20.50

                On March 29, 2004, the last reported sale price of the Company’s ordinary shares on the NASDAQ National Market was $23.20 per share.

ITEM 10.	ADDITIONAL INFORMATION

                The objectives and purposes of the Company are to engage in any lawful activity everywhere in the world. In connection therewith, Check Point develops, markets and supports Internet security and VPN brand solutions for enterprise and high-end networks, service providers, small businesses and consumers. The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol networks including the Internet, intranets and extranets. Articles of Association

                The following is a summary of the material provisions of the Company’s Articles of Association and related provisions of Israeli corporate law. This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see “Item 4 – Information on the Company – General” and   “Item 19 - Exhibits.”

Description of Shares

                The Company’s authorized share capital consists of 500,000,000 ordinary shares, NIS 0.01 nominal value, 5,000,000 Preferred Shares, NIS 0.01 nominal value, and 10 deferred shares, NIS 1 nominal value. The deferred shares are not entitled to any rights other than the right to receive their nominal value upon liquidation of the Company.

Description of Ordinary Shares

                All issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have pre-emptive rights. Neither the Memorandum of Association and the Articles of Association of the Company nor the laws of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of counties, which are in a state of war with Israel.

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

                An annual general meeting is to be held once every calendar year at such time (within a period of not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside of Israel, as may be determined by the Board of Directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding more than 50% of the voting power of the Company. A meeting adjourned for lack of quorum shall be adjourned to the same day in the next week at the same time and place, or to such time and place as the chairman of the Board may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. If at such adjourned meeting a quorum is not present within one half hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy will constitute a quorum, regardless of the number of shares represented.

                An ordinary resolution (such as resolution for the election of directors and the appointment of auditors) shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as a resolution amending the Memorandum of Association or Articles of Association) shall be deemed adopted if approved by the holders of not less than 75% of the voting power represented at the meeting, in person or by proxy, and voting thereon.

                The Israeli Companies Law requires that the shareholders approve certain transactions, actions and arrangements. Such transactions, actions and arrangements include: (i) arrangements with a director as to the terms of office or compensation; (ii) certain extraordinary transactions (as defined in the Companies Law); and (iii) any action or extraordinary transaction involving a director or officer in which a majority of the Board or the statutory audit committee has a personal interest. See “Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders” below in this Item 10.

Transfer of Shares and Notices

                Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely. Each shareholder of record is entitled to receive at least 21 days’ prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the Board of Directors may fix the record date which shall be not more than forty nor less than four days prior to the date of the meeting.

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

Transfer Agent and Registrar

                American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the ordinary shares.

Description of Preferred Shares

                The Company has 5,000,000 preferred shares authorized. The Company’s Articles of Association provide that the Board of Directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of such shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. If this provision withstands judicial scrutiny under the Israeli Companies Law, the issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders. For example, the Board of Directors could issue preferred shares with voting and conversion rights, which may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. The Company currently has no plans to issue any preferred shares.

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

Approval of Certain Transactions; Obligations of Directors, Officers and Shareholders

                The Israeli Companies Law codifies the fiduciary duties that office holders, including directors and executive officers, owe to a company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care generally requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and such person’s personal affairs, avoiding any competition with the company, avoiding exploiting any corporate opportunity of the company in order to receive personal advantage for such person or others, and revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed in the table that appears at the beginning of “Item 6 – Directors, Senior Management and Employees” is an office holder of the Company.

                Under the Israeli Companies Law, generally all arrangements as to compensation of office holders who are not directors require approval of the board of directors unless the Articles of Association provide otherwise. Arrangements regarding the compensation of directors also require audit committee and shareholder approval. The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he may have and all related material information known to him, in connection with any existing or proposed transaction with the company. In addition, the office holder must also generally disclose any personal interest held by the office holder’s specified relatives, or by any corporation in which the office holder or the office holder’s relative is a five percent or greater shareholder, director or general manager or in which he has the right to appoint at least one director or the general manager.

                In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirements, only board of directors’ approval is required unless the Articles of Association of the company provide otherwise. Such approval must determine that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, then in addition to any approval required by the Articles of Association, it also must be approved by the audit committee and by the board of directors and, under specified circumstances, by a meeting of the shareholders. An Israeli company whose shares are publicly traded shall not be entitled to approve such a transaction unless, at the time the approval was granted, two members of the audit committee were outside directors and at least one of them was present at the meeting at which the audit committee decided to grant the approval. An extraordinary transaction is a transaction not in the ordinary course of business, a transaction that is not on market terms, or a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter.

                The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder or employee, require the approval of the audit committee, the board of directors and the shareholders of the company. Shareholders approval must either include at least one-third of the votes of disinterested shareholders who are present, in person or by proxy, at the meeting or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

                Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

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

Indemnification of Directors and Officers; Limitations on Liability

                Israeli law permits a company to insure an office holder in respect of liabilities incurred by him as a result of the breach of his duty of care to the company or to another person, or as a result of the breach of his fiduciary duty to the company, to the extent that he acted in good faith and had reasonable cause to believe that the act would not prejudice the company. A company can also insure an office holder for monetary liabilities as a result of an act or omission that he committed in connection with his serving as an office holder. Moreover, a company can indemnify an office holder for (a) monetary liability imposed upon him in favor of other persons pursuant to a court judgment, including a settlement or an arbitrator’s decision approved by a court, and (b) reasonable litigation expenses, including attorneys’ fees, actually incurred by him or imposed upon him by a court, in an action, suit or proceeding brought against him by or on behalf of the company or other persons, or in a criminal action in which he was acquitted, or in a criminal action which does not require criminal intent in which he was convicted, in each case in connection with his activities as an office holder. The Company’s Articles of Association allow for insurance and indemnification of office holders to the fullest extent permitted by law. The Company has entered into indemnification, insurance and exculpation agreements with its directors and senior officers, following shareholder approval of these agreements. The Company has directors’ and officers’ liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

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

NASDAQ National Market Corporate Governance Rules

                In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of The NASDAQ National Market, Inc., the Company has received an exemption from the requirement to distribute an annual report to its shareholders prior to the Company’s annual general meeting of shareholders. The basis for the exemption is the fact that the generally accepted business practice in Israel, where the Company is incorporated, is not to distribute an annual report to shareholders. The Company posts its Annual Report on Form 20-F on its Website (www.checkpoint.com) promptly following the filing of the Annual Report with the Securities and Exchange Commission.

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

Tax benefits under the Law for the Encouragement of Capital Investments, 1959

                The Company’s facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which provides certain tax and financial benefits to investment programs that have been granted such status.

                The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits under the Investment Law are not available for income derived from products manufactured outside of Israel.

                A company owning an Approved Enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of two years (depending on the geographic location of the Approved Enterprise within Israel). The exemption commences in the first year of taxable income, and taxed at a reduced corporate tax of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the Company. The benefits period is limited to twelve years from completion of the investment under the approved plan or fourteen years from the date of approval, whichever is earlier. A Foreign Investors Company (“FIC”), as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company of which more than 25% of its shareholders are non-Israeli residents.

                The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

                Distribution of earnings derived from Approved Enterprise which were previously taxed at reduced tax rates, would not result in additional tax consequences to the Company. However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, the Company would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company is not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which source of income to declare dividends. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Dividends from Approved Enterprises are generally taxed at a rate of 15% (which is withheld and paid by the Company paying the dividend) if such dividend is distributed during the benefits period or within twelve years thereafter. The twelve-year limitation does not apply to an FIC.

                The Company’s production facilities have been granted the status of Approved Enterprises. Income arising from the Company’s Approved Enterprise facilities is tax-free under the alternative package of benefits described above and entitled to reduced tax rates based on the level of foreign ownership for specified periods. The Company has derived, and expects to continue to derive, a substantial portion of its operating income from its Approved Enterprise facilities. The tax benefits attributable to the Company’s current Approved Enterprises are scheduled to expire gradually from 2005 to 2013.

                The Investment Center bases its decision as to whether to approve or reject an application for designation as an Approved Enterprise, on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and related regulations and the criteria set forth in the specific certificate of approval. In the event that a company does not meet these conditions, it would be required to refund a portion of the benefits already received, plus a linkage adjustment to the Israeli consumer price index and interest.

                The Investment Law and regulations prescribing the benefits provide for an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is June 30, 2004 (which may be extended by ministerial decision until December 31, 2004), and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after June 30, 2004 or that existing benefits will be continued in the future at their current level or at any level.

Tax Benefits Under the Law for the Encouragement of Industry (Taxation), 1969

                According to the Law for the Encouragement of Industry (Taxation), 1969 (the “Industry Encouragement Law”), an Industrial Company is a company resident in Israel, that at least 90% of its income in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Company believes it currently qualifies as an Industrial Company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

•	Right to elect, under specified conditions, to file a consolidated tax return with related Israeli Industrial Companies; and

•	Accelerated depreciation rates on equipment and buildings.

                Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Israeli tax authorities may determine that we do not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, no assurance can be given that the Company will continue to qualify as an Industrial Company, in which case the benefits described above will not be available in the future.

Special Provisions Relating to measurement of taxable income

                Until December 31, 2001, the Company measured its taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2002, the Company elected to measure its taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation.

Capital Gains Tax applicable to Shareholders

                Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an Industrial Company, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Inflationary Adjustments Law. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company’s status as an Industrial Company, possibly with retroactive effect.

                On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to:(1) dealers in securities;(2) shareholders that report in accordance with the Inflationary Adjustments Law; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined as the higher between the original price paid for the share and the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance, provided such shareholders did not acquire their shares prior to an initial public offering. Although it is generally believed that the NASDAQ National Market will be included in the list of recognized stock exchanges, the Israeli Minister of Finance has not yet issued a decree determining the list of such stock exchanges. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

                In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty  (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company’s voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of Non-Resident Shareholders

                Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. If the dividends are distributed out of Approved Enterprise earnings, the applicable tax rate would be 15%. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however the tax rate is reduced to12.5% for dividends not generated by an Approved Enterprise to a corporation which holds 10% or more of the Company’s voting power during a certain period preceding the distribution of the dividend. Dividends derived from an Approved Enterprise will still be subject to 15% tax withholding.

Foreign Exchange Regulations

                Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion, however, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

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

                The following summary does not address the impact of an investor’s individual tax circumstances. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to him or her of an investment in the ordinary shares, including the effects of applicable state, local or non-United States tax laws and possible changes in the tax laws.

Dividends Paid on the Ordinary Shares

                A U.S. Shareholder generally will be required to include in gross income the amount of any distributions paid in respect of the ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of the Company’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Under U.S. legislation enacted in 2003, which is generally effective for tax years beginning after December 31, 2002 and before January 1, 2009, a maximum U.S. federal income tax rate of 15% (rather than the higher rates of tax generally applicable to items of ordinary income) will apply to “qualified dividend income” received by an individual (as well as certain trusts and estates) provided certain holding period requirements are met. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.”  A non-U.S. corporation (other than a foreign personal holding corporation, foreign investment company, or passive foreign investment company) generally will be considered to be a qualified foreign corporation if (i) the shares of the non-U.S. corporation are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel Tax Treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if such shares are listed on an established securities market in the United States such as the NASDAQ National Market. Information returns reporting dividends paid to U.S. Shareholders will identify the amount of dividends eligible for the reduced rates. Distributions in excess of such earnings and profits will be treated first as non-taxable return of capital reducing the U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of such ordinary shares. Such dividends will generally not qualify for the dividends received deduction available to corporations. The amount of any cash distribution paid in Israeli shekels will equal the U.S. dollar value of the distribution, calculated by reference to the spot exchange rate in effect on the date of the distribution.

Credit for Israeli Taxes Withheld

                Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income. The rules relating to foreign tax credits are complex, and each investor should consult his of her tax advisor to determine whether and if he or her would be entitled to this credit.

Disposition of the Ordinary Shares

                The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Under recently enacted U.S. legislation, long-term capital gains realized upon a sale or exchange of ordinary shares after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 generally will be subject to a maximum U.S. federal income tax rate of 15%. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the United States-Israel Tax Treaty gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

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

Information Reporting and Back up Withholding

                Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the current rate of 28% (increased to 31% for taxable years 2011 and thereafter). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 (“Request for Taxpayer Identification Number and Certification”). Finalized Treasury Regulations which are applicable to payments made after December 31, 2000 have generally expanded the circumstances under which information reporting and backup withholding may apply. Amounts withheld as backup withholding may be credited against a U.S. Shareholder’s federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

                The table below presents principal amounts and related weighted average rates by date of maturity for the Company’s investments in cash and cash equivalents, deposits and marketable securities held as of December 31, 2003.

		Maturity					Total Book Value	Fair Value at Dec. 31, 2003
		2004	2005	2006	2007	2008 onwards
(In thousands, except percentages)
Government and Corporate Securities - Fixed interest rates
	Book Value	$ 414,558	$ 262,479	$ 61,473	$ 10,918	$ 1,010	$ 750,438	$ 758,527
	WAIR*	3.14%	3.66%	3.45%	3.00%	-	3.34%
Structured Products***	Book Value	$ 202,646	-	-	-	-	$202,646	$ 204,887
	WAIR*	5.15%	-	-	-	-	5.15%
Mortgage and Asset Backed Securities	Book Value	$ 49,871	$ 53,982	$ 29,695	$ 10,623	$ 8,945	$ 153,116	$ 151,075
	WAIR*	2.40%	1.89%	2.29%	2.25%	1.29%	2.12%
Auction Rate Securities	Book Value	$ 92,550	-	-	-	-	$ 92,550	$ 92,881
	WAIR*	1.61%	-	-	-	-	1.61%
Government and Corporate Securities - Floating interest rates**	Book Value	$ 24,049	$ 12,653	$ 14,600	-	-	$ 51,302	$ 51,226
	WAIR*	2.61%	1.32%	1.30%	-	-	1.92%
Money Market instruments	Book Value	$ 8,596	-	-	-	-	$ 8,596	$8,595
	WAIR*	1.03%	-	-	-	-	1.03%
Money market Fund	Book Value	$ 327,188	-	-	-	-	$ 327,188	$ 327,188
	WAIR*	1.10%	-	-	-	-	1.10%
Deposits	Book Value	$ 16,888	-	-	-	-	$ 16,888	$ 16,888
	WAIR*	3.61%	-	-	-	-	3.61%
Total	Book Value	$ 1,136,346	$ 329,114	$ 105,768	$ 21,541	$ 9,955	$ 1,602,724	$ 1,611,267
	WAIR*	2.73%	3.28%	2.83%	2.63%	1.16%	2.84%

_______________
*	WAIR – Weighted Average Interest Rate
**	Based upon LIBOR as of December 31, 2003
***	Composed of callable range accrual notes and inverse floaters (see also Note 3 of the financial statements) and bears an interest rate related to the LIBOR. There is no assurance that this WAIR could be maintained in the future due to the nature of these products

Foreign Currency Risk

                Most of the Company’s sales are denominated in U.S. dollars. In addition, a substantial portion of the Company’s expenses is incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate, and thus the U.S. dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and cash equivalents, short-term deposits and liabilities) are remeasured into U.S. dollars using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

                The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese Yen as well as anticipated expenses denominated in Euros with forward and option contracts. The Company monitors its foreign currency exposures periodically to maximize the overall effectiveness of its foreign currency hedge positions. If these derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

                As of December 31, 2003, the Company’s management believes that because the above transactions are carried out with well-established institutions, liabilities owing to the Company will be fulfilled. Total outstanding zero cost collar contracts and forward contracts to hedge customers’ balances to sell/purchase U.S. dollars in exchange for Japanese Yen were in the amount of $ 9.3 million. Total outstanding transactions to sell/purchase Euro in exchange for U.S. dollars were in the amount of $4.0 million. The above transactions were for a period of up to three months. As of December 31 2003, the Company expects to reclassify during the following three months an insignificant amount of unrealized losses from accumulated other comprehensive loss to expenses.

Interest Rate Risk

                The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s investment in marketable securities. The Company’s marketable securities are comprised of U.S. and European government and corporate debt instruments. The fair value of the Company’s long and short-term securities is based upon their market values as of December 31, 2003.

                 In 2001, the Company has entered into forward rate agreements (“FRA”,) in the amount of $125 million that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreements were executed in November 2002, resulting in a total gain of approximately $3.4 million presented in the statement of income as financial income. In August 2003, the company has entered into an additional FRA agreement in the amount of $25 million for a 12 month period beginning one year after the date of the agreement. As of December 31, 2003, the unrealized gain in respect of this agreement amounted to $0.2 million.

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

                (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the CEO and CFO, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within Check Point to disclose material information otherwise required to be set forth in the Company’s reports.

                (b) There have been no significant changes in Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

                The Company’s board of directors has determined that Mr. Irwin Federman is an “audit committee financial expert.”

ITEM 16B.	CODE OF ETHICS

                    In March 2004, the Company’s board of directors adopted a Code of Ethics that applies to all employees, directors and officers of the Company, including the chief executive officer, chief financial officer, principal accounting officer and other individuals performing similar functions. A copy of the Company’s Code of Ethics may be obtained, without charge, upon a written request addressed to the Company’s investor relations department, 800 Bridge Parkway, Redwood City, California 94065 (telephone no. 650-628-2000).

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

                    The table below summarizes the audit fees paid by the Company and its consolidated subsidiaries during each of 2002 and 2003.

	Year Ended December 31, 2002		Year Ended December 31, 2003
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentage)

Audit Fees	$ 380	36%	$ 343	36%
Audit-Related Fees (1)	77	7	75	8
Tax Fees (2)	602	57	544	56
Total	1,059	100	962	100
______________

(1)	“Audit-related fees” are fees related to due diligence investigations and to other assignments relating to internal accounting functions and procedures.

(2)	“Tax fees” are fees for professional services rendered by the Company’s auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee tax services.

Audit Committee’s pre-approval policies and procedures

                    The audit committee of the Company’s board of directors chooses and engages the Company’s independent auditors to audit the Company’s financial statements. In March 2004, the Company’s audit committee adopted a policy requiring management to obtain the audit committee’s approval before engaging the Company’s independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence or the Company’s auditors, requires the audit committee to pre-approve annually various audit and non-audit services that may be performed by the Company’s auditors. In addition, the audit committee limited the aggregate amount of fees the Company’s auditors may receive during 2004 for non-audit services in certain categories.

                    The Company’s Controller reviews all management requests to engage the Company’s auditors to provide services and approves the request if the requested services are of the type pre-approved by the audit committee. The Company informs the audit committee of these approvals at least quarterly. Services of the type not pre-approved by the audit committee require pre-approval by the audit committee on a case-by-case basis. The audit committee is not permitted to approve the engagement of the Company’s auditors for any services that fall into a category of services that is not permitted by applicable law or if the services would be inconsistent with maintaining the auditor’s independence.

PART III

ITEM 17.	FINANCIAL STATEMENTS

                The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

                See pages F-1 to F-28 incorporated herein.

ITEM 19.	EXHIBITS

1	Articles of Association (incorporated by reference to Exhibit 2.5 of the Company’s annual report on Form 20-F for the year ended December 31, 2000)

4.1	Form of Indemnification Agreement between the Company and its officers and directors (Incorporated by reference to exhibit 4.1 of the Company’s annual report on Form 20-F for the year ended December 31, 2001)

4.2	Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Zanzibar Acquisition, L.L.C., and Zone Labs, Inc., dated as of December 15, 2003

8	List of subsidiaries (incorporated by reference to “Item 4 – Information on the Company – Organizational Structure” in this Annual Report on Form 20-F)

10	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

ERNST &YOUNG

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

             We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Check Point Software Technologies Ltd.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Check Point Software Technologies Ltd. and its subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 20, 2004	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS U.S. dollars in thousands (except share data)

	December 31,
	2002	2003
ASSETS

Current assets:
Cash and cash equivalents	$444,449	$327,188
Short-term bank deposits	24,279	16,888
Marketable securities	317,169	792,270
Trade receivables (net of allowances for doubtful accounts and product
returns of $ 8,722 and $ 7,400 for the years 2002 and 2003, respectively)	73,165	72,754
Other accounts receivable	17,045	19,667

Total current assets	876,107	1,228,767

Long-term assets:
Long-term investments	529,407	466,847
Other long-term assets	757	417
Property and equipment, net	10,453	7,394
Severance pay fund	3,924	4,721
Deferred tax asset	4,963	5,519

	549,504	484,898

Total assets	$1,425,611	$1,713,665

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables	$4,921	$4,556
Employees and payroll accruals	29,750	31,049
Deferred revenues	99,227	105,889
Accrued expenses and other liabilities	98,891	103,740

Total current liabilities	232,789	245,234

Accrued severance pay	5,780	6,886

Shareholders’ equity:
Share capital -
Authorized: 500,000,000 Ordinary shares of NIS 0.01 par value; 10 Deferred shares of NIS 1 par value; 5,000,000 Preferred shares of NIS 0.01 par value as of December 31, 2002 and 2003;
Issued and outstanding: 245,908,827 and 249,276,058 Ordinary shares as of
December 31, 2002 and 2003, respectively; 1 Deferred share and no Preferred
shares as of December 31, 2002 and 2003	740	747
Additional paid-in capital	163,235	193,504
Accumulated other comprehensive income (loss)	(190)	158
Retained earnings	1,023,257	1,267,136

Total shareholders’ equity	1,187,042	1,461,545

Total liabilities and shareholders’ equity	$1,425,611	$1,713,665

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2001	2002	2003
Revenues:
Product and licenses	$374,026	$256,113	$230,096
Software subscriptions	110,236	130,879	161,690
Support, training and consulting	43,381	39,997	40,786

Total revenues	527,643	426,989	432,572

Operating expenses:
Cost of revenues	26,571	20,693	18,923
Research and development	33,221	28,709	29,314
Selling and marketing	109,086	104,606	111,007
General and administrative	22,002	17,969	17,644

Total operating expenses	190,880	171,977	176,888

Operating income	336,763	255,012	255,684
Financial income, net	44,760	49,314	43,506

Income before taxes on income	381,523	304,326	299,190
Taxes on income	59,603	49,246	55,311

Net income	$321,920	$255,080	$243,879

Net earnings per share:

Basic net earnings per Ordinary share	$1.34	$1.04	$0.98

Diluted net earnings per Ordinary share	$1.25	$1.00	$0.96

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY U.S. dollars in thousands (except share data)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive Income	Total shareholders’ equity
Balance as of January 1, 2001	$723	$102,303	$-	$446,257		$549,283

Tax benefit related to exercise of stock options	-	5,345	-	-		5,345
Issuance of shares upon exercise of options and stock
purchase plan (7,395,667 Ordinary shares), net	12	37,724	-	-		37,736
Purchase of stock dividend fractional shares	-	(1,465)	-	-		(1,465)
Comprehensive income -
Unrealized gains on hedging derivative instruments	-	-	2,909	-	$2,909	2,909
Net income	-	-	-	321,920	321,920	321,920

Total comprehensive income					$324,829

Balance as of December 31, 2001	735	143,907	2,909	768,177		915,728

Tax benefit related to exercise of stock options	-	4,597	-	-		4,597
Issuance of shares upon exercise of options and stock
purchase plan (3,084,806 Ordinary shares), net	5	14,731	-	-		14,736
Comprehensive income (loss) -
Realized loss on hedging derivative instruments	-	-	(2,909)	-	$(2,909)	(2,909)
Unrealized loss on hedging derivative instruments	-	-	(190)	-	(190)	(190)
Net income	-	-	-	255,080	255,080	255,080

Total comprehensive income					$251,981

Balance as of December 31, 2002	740	163,235	(190)	1,023,257		1,187,042
				-
Tax benefit related to exercise of stock options	-	12,566	-	-		12,566
Issuance of shares upon exercise of options and stock
purchase plan (3,367,231 Ordinary shares), net	7	17,703	-	-		17,710
Comprehensive income -
Realized gain on hedging derivative instruments	-	-	190	-	$190	190
Unrealized gain on hedging derivative instruments	-	-	158	-	158	158
Net income	-	-	-	243,879	243,879	243,879

Total comprehensive income					$244,227

Balance as of December 31, 2003	$747	$193,504	$158	$1,267,136		$1,461,545

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income	$321,920	$255,080	$243,879
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,949	7,390	6,030
Amortization of marketable securities premium and accretion of
discount, net	1,405	7,565	17,652
Deferred income taxes, net	(240)	796	(556)
Decrease in trade receivables, net	10,087	1,129	411
Decrease (increase) in other accounts receivable and long-term
assets	939	(527)	(1,935)
Increase (decrease) in trade payables	1,301	(24)	(365)
Increase (decrease) in employees and payroll accruals	(7,090)	3,597	1,299
Increase in accrued expenses and other liabilities	29,482	635	4,849
Increase (decrease) in deferred revenues	(25,499)	3,524	6,662
Tax benefit related to exercise of stock options	5,345	4,597	12,566
Increase in accrued severance pay, net	630	60	309
Others	(54)	105	84

Net cash provided by operating activities	347,175	283,927	290,885

Cash flows from investing activities:
Proceeds from short-term bank deposits	216,980	125,884	24,279
Investment in short-term bank deposits	(103,749)	(20,841)	-
Proceeds from held-to maturity marketable securities	186,620	803,903	736,159
Investment in held-to-maturity marketable securities	(603,119)	(955,244)	(1,183,323)
Investment in long-term bank deposits	(8,635)	(22,388)	-
Purchase of property and equipment	(9,678)	(4,596)	(2,971)

Net cash used in investing activities	(321,581)	(73,282)	(425,856)

Cash flows from financing activities:
Proceeds from issuance of shares upon exercise of options and stock
purchase plan, net of expenses	37,736	14,736	17,710
Purchase of stock dividend fractional shares	(1,465)	-	-

Net cash provided by financing activities	36,271	14,736	17,710

Increase (decrease) in cash and cash equivalents	61,865	225,381	(117,261)
Cash and cash equivalents at the beginning of the year	157,203	219,068	444,449

Cash and cash equivalents at the end of the year	$219,068	$444,449	$327,188

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$20,770	$25,570	$31,913

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS In U.S. dollars

NOTE 1:-	GENERAL

Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively “the Company” or “Check Point”), are engaged in developing, marketing and supporting Internet security solutions for enterprise networks and service providers.

In December 2002, a wholly owned subsidiary was established in Singapore in order to manage the Company’s financial assets.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network security products, packaged and marketed mostly under the VPN-1 product family and related software subscription, support technical services and training program. The Company sells its software products worldwide through multiple distribution channels (“channel partners”) including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security service Providers (“MSPs”).

During 2002 and 2003, approximately 13% of revenues in each year were derived from a single channel partner, the Company’s largest distributor. No channel partner exceeded 10% of the Company’s revenues in 2001.

In October 2003, the Company announced its plan to buy back its shares for a total amount of up to $ 200 million. As of December 31, 2003, the plan has not yet been executed.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These accounting principles require management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. To the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

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

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date acquired.

e.	Short and long-term bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Bank deposits with maturities of more than one year are included in long-term investments. Deposits are presented at cost, while related accrued interest is included in other receivables. The deposits are in U.S. dollars and bear annual interest at rates ranging from 3%-3.6%.

f.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Management determines the appropriate classification of its investments in government and corporate marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, interest and declines in value determined to be other than temporary are included in financial income, net. Interest income resulting from investments in structured notes that are classified as held to maturity is accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method should be used for recognizing interest income.

g.	Property and equipment, net:

Property and equipment are stated at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets, ranging from two to ten years. Leasehold improvements are amortized by the straight-line method over the term of the lease.

The Company’s long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2003, impairment in the amount of $ 440 with respect to the relocation of the U.S. subsidiary’s offices, was noted.

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

The Company derives its revenues from license fees for its products, software subscriptions, support, consulting and training programs. The Company sells its products primarily through distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition (“SOP No. 97-2”), as amended. In addition, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions, “(“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable.

Software subscription, support, consulting and training program revenues included in multiple-element arrangements are deferred and either recognized on a straight-line basis over the term of the software subscription and support agreement or when services are performed. Revenues earned on software arrangements involving multiple-elements are allocated to each element based on the its VSOE of fair value. The VSOE of fair value of the undelivered elements (software subscription, support, consulting services and training) is generally determined based on the price charged for the undelivered element when sold separately or renewed.

The Company maintains certain provisions for product returns, in accordance with Statement of Financial Accounting Standard No. 48, “Revenue Recognition When Right of Return Exists”, based on its experience with historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 3,598 and $ 2,098 as of December 31, 2002 and 2003, respectively.

The Company considers arrangements regarding certain channel partners with payment terms extending beyond customary payment terms not to be fixed or determinable. If the fee is considered to be not fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met.

Deferred revenue includes unearned amounts received under software subscription and support contracts, and amounts received from customers but not yet recognized as revenues.

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

Severance expenses for the years ended December 31, 2001, 2002 and 2003, were $ 1,997, $ 1,741 and $ 1,437, respectively.

k.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but no greater than $ 12 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. From January 1, 1996 (inception) to December 31, 2003, the Company made no matching contributions to the plan.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended 2001, 2002 and 2003, were $ 15,516, $ 11,502 and $ 8,371, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and long-term bank deposits. The majority of the Company’s cash and cash equivalents, short-term bank deposits and the long-term bank deposits are invested in dollar and dollar-linked investments, and are deposited in major banks in the U.S. and Europe. Such deposits in the U.S may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in government and corporate debentures and structured notes of issuers that are considered by management to be financially sound. The Company’s investments in debt securities are diversified among high-quality credit securities.

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its partners. The allowance for doubtful accounts is mainly composed of specific debts that are doubtful of collection amounting to $ 5,124 and $ 5,302 as of December 31, 2002 and 2003, respectively.

o.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. During 2001, 2002 and 2003 there were no gains or losses recognized in earning for hedge ineffectiveness.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese Yen as well as anticipated expenses denominated in Euros with forward and option contracts. To protect against the risk of overall changes in cash flows resulting from export sales over the next year, the Company has instituted a foreign currency cash flow hedging program with zero-cost collar contracts. The net gains (losses) recognized in revenues during 2001, 2002 and 2003 were $ 1,484, $ 1,369 and $ (173), respectively. As of December 31, 2003, the Company expects to reclassify during the first quarter of 2004 an amount of $10 of unrealized losses on hedging derivative instruments from accumulated other comprehensive loss to revenues. During 2003, the Company entered into a foreign currency cash flow hedging program with option contracts designated to hedge expenses in Euro. The net gain which offset expenses during 2003 amounted to $ 655. Also, the Company entered into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated partner balances and accrued liabilities. The net gains (losses) recognized in earnings during 2001, 2002 and 2003, representing the foreign exchange forward contract gains (losses), were $ 1,403, $ (451) and $ 166, respectively. Those gains (losses) were presented within financial income (expenses).

In 2001, the Company has entered into forward rate agreements (“FRA”,) in the amount of $125 million that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreements were executed in November 2002, resulting in a total gain of approximately $3.4 million presented in the statement of income as financial income. In August 2003, the company has entered into a similar FRA agreement in the amount of $25 million. As of December 31, 2003, the Company expects to reclassify during the following year an amount of $168 of unrealized gain on this agreement from accumulated other comprehensive loss to financial income.

As of December 31, 2003, the Company’s management believed that since the abovementioned activities were transacted with well-established institutions, the liabilities owed to the Company will be fulfilled.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect, were 2,658,141, 7,448,419 and 8,859,208 for 2001, 2002 and 2003, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Accounting for stock-based compensation:

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

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - transition and disclosure” (“SFAS No. 148”), which amended certain provision of Statement of Accounting Standards No. 123, “Accounting for Stock-Based Compensation“ (SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Company’s net income and net earnings per share is required by SFAS No 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2001, 2002 and 2003 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

Employee Stock Options	2001	2002	2003
Expected volatility	100.0%	76.0%	44.0%
Risk-free interest	3.7%	3.7%	2.5%
Dividend yield	0.0%	0.0%	0.0%
Expected life after the option is vested
(years)	0.5	0.5	0.7

Employee Stock Purchase Plan
Expected volatility	100.0%	76.0%	44.0%
Risk-free interest	1.8%	1.2%	1.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life from vesting date (years)	0.5	0.5	0.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	December 31,
	2001	2002	2003
Net income as reported	$321,920	$255,080	$243,879

Deduct: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	$71,848	$61,490	$37,262

Pro forma net income	$250,072	$193,590	$206,617

Net earnings per share:
Basic net earnings per Ordinary shares, as reported	$1.34	$1.04	$0.98

Diluted net earnings per Ordinary shares, as reported	$1.25	$1.00	$0.96

Basic pro forma net earning per Ordinary shares	$1.04	$0.79	$0.83

Diluted pro forma net earning per Ordinary shares	$0.97	$0.76	$0.82

r.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.	The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2.	The fair value of short and long term marketable securities structured notes and bank deposits with quoted market prices is based on quoted market prices (see Notes 3 and 4).

3.	The carrying amount of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the interest rates for deposits of similar terms and maturities (see Note 4).

4.	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Reclassification:

The Company has reclassified certain amounts from 2002 to conform to the 2003 presentation. The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

t.	Impact of recently issued accounting standards:

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.

FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 3:-	MARKETABLE SECURITIES

	December 31,
	2002				2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Government and corporate
debentures - Fixed
interest rate	$225,617	$2,750	$(152)	$228,215	$414,558	$2,813	$(1,017)	$416,354
Government and corporate
debentures - Floating
interest rate (**)	58,700	1,863	(6)	60,557	226,695	4,351	(2,192)	228,854
Mortgage and Asset
Backed Securities (*)	12,855	6	(72)	12,789	49,871	304	(2,108)	48,067
Auction rate securities	19,997	3	-	20,000	92,550	342	(11)	92,881
Money Market
Instruments	-	-	-	-	8,596	-	(1)	8,595

	$317,169	$4,622	$(230)	$321,561	$792,270	$7,810	$(5,329)	$794,751

(*)	The expected maturities dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

(**)	As of December 31, 2003, the Company holds investments in structured notes in the amount of $202,646. The structured notes include mainly inverse floaters and range accruals.

Ranges accruals are bonds where the coupon is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays 0%. Inverse floaters are bonds where the coupon varies in accordance with changes in specified interest rates or indices (for example, LIBOR).

The unrealized gains on structured notes amounted to $ 2,241.

NOTE 4:-	LONG-TERM INVESTMENTS

Long-term investments due within one to five years, are as follows:

	December 31,
	2002	2003
Government and corporate debentures (a)	$511,967	$466,378
Bank deposits (a)	16,888	-
Investments in a privately - held company (b)	552	469

	$529,407	$466,847

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 4:-	LONG-TERM INVESTMENTS (Cont.)

(a)	Composed as follows:

	December 31,
	2002				2003
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value
Government and corporate
debentures – Fixed
interest rate	$427,051	$19,077	$(2,747)	$443,381	$335,880	$7,917	$(1,624)	$342,173
Government and corporate
debentures – Floating
interest rate	47,786	142	(13)	47,915	27,253	23	(17)	27,259
Mortgage and Asset
Backed Securities (*)	37,130	174	-	37,304	103,245	207	(444)	103,008
Deposits	16,888	334	-	17,222	-	-	-	-

	$528,855	$19,727	$(2,760)	$545,822	$466,378	$8,147	$(2,085)	$472,440

(*)	The expected maturities may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

(b)	The investment in a privately held company is stated at cost since the Company does not have a significant influence over that private company.

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2002	2003
Cost:
Computers and peripheral equipment	$28,852	$28,581
Office furniture and equipment	5,555	4,896
Leasehold improvement and other	3,275	3,139

	37,682	36,616
Accumulated depreciation	27,229	29,222

Depreciated cost	$10,453	$7,394

Depreciation and amortization expenses amounted to approximately $ 8,949, $ 7,390 and $ 6,030 for 2001, 2002 and 2003, respectively.

During 2003, the US subsidiary of the Company recorded a reduction of approximately $ 4,000 to the cost and accumulated depreciation of fully depreciated equipment no longer in use, primarily due to the relocation of facilities.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 6:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2002	2003
Income taxes payable	$72,898	$83,783
Marketing expenses payable	11,672	8,195
Others	14,321	11,762

	$98,891	$103,740

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, are as follows:

2004	$5,258
2005	3,733
2006	2,020
2007	317
2008	168

$11,496

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were $ 6,842, $ 7,289 and $ 5,587, respectively.

b.	Litigation:

In 1996, Checkpoint Systems, Inc. (“CSI”) a manufacturer of theft prevention devices for retail stores has taken legal actions in respect of trademark infringement and unfair competition against the Company. In 2002 a trademark opposition was filed by CSI with the Patent and Trademark Office. In February 2003 the respective parties entered into an agreement that settled all of the disputes by definitively setting forth each company’s trademark description. The agreement permits both parties to use the mark “Check Point” and to seek registration consistent with the descriptive aspects of their respective businesses. As a result, the Company reversed the related provision.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Beginning on August 29, 2003, the Company received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of the Company Ordinary shares, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. On November 20, 2003, the court consolidated all of the complaints into one action and appointed lead plaintiff. On January 14, 2004, lead plaintiff filed a Consolidated Amended Complaint, purporting to represent a putative class of all purchasers of the Company Ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that Check Point and certain of its senior officers made misrepresentations and omissions regarding, among other things, the Company’s sales, revenue, and future prospects. The Company has retained experienced counsel and is currently moving to dismiss the complaint pursuant to Rule 12(b)(6) and Rule 9(b) of the Federal Rules of Civil Procedure and Section 21D(b)(3) of the Exchange Act. The Company disputes the allegations of wrongdoing and intends to defend the matter vigorously. Accordingly, the Company’s management believes that applicable insurance as well as a provision in the financial statements as of December 31, 2003, are adequate to cover probable costs arising from this matter.

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

Practically all of Check Point Ltd.’s production facilities have been granted the status of “Approved Enterprise”, under the Law, in five investment programs (the “Programs”).

In accordance with the Law, Check Point Ltd. has chosen to enjoy “Alternative plan benefits”. Accordingly, Check Point Ltd.’s income attributed to the “Approved Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of eight years, based on the percentage of foreign investment in Check Point Ltd. The abovementioned tax benefits are scheduled to gradually expire from 2005 through 2013.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 8:-	TAXES ON INCOME (Cont.)

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company’s retained earnings as of December 31, 2003 approximately $ 461,000 are tax-exempt. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 115,000 would be incurred as of December 31, 2003. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises.

Should Check Point Ltd. fail to meet such requirements in the future, income attributable to its “Approved Enterprise” programs could be subject to the statutory Israeli corporate tax rate of 36%, and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate of 36%.

3.	The Israeli company has final tax assessments through the year 2001.

4.	On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation” was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 8:-	TAXES ON INCOME (Cont.)

b.	Deferred tax assets:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2002 and 2003, the Company’s deferred taxes were in respect of the following:

	December 31,
	2002	2003
U.S. carryforward tax deductions	$231,000	$251,125
Accrued vacation, severance pay and property and equipment	4,963	5,519

Net deferred tax assets before valuation allowance	235,963	256,644
Valuation allowance	(231,000)	(251,125)

Net deferred tax assets (presented in other long term assets)	$4,963	$5,519

Domestic	$694	$1,313
Foreign	4,269	4,206

	$4,963	$5,519

The subsidiary in the U.S. has provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

Through December 31, 2003, the U.S. subsidiary had a U.S. federal loss carryforward of approximately $ 690,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income for 15 to 20 years, expiring between 2010 - 2023.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 8:-	TAXES ON INCOME (Cont.)

c.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2001	2002	2003
Domestic	$366,237	$289,116	$255,282
Foreign	15,286	15,210	43,908

	$381,523	$304,326	$299,190

d.	Income tax expenses are comprised as follows:

	Year ended December 31,
	2001	2002	2003
Current	$59,843	$48,450	$55,867
Deferred	(240)	796	(556)

	$59,603	$49,246	$55,311

Domestic	$52,884	$43,700	$49,638
Foreign	6,719	5,546	5,673

	$59,603	$49,246	$55,311

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,
	2001	2002	2003
Income before taxes as reported in the
statements of income	$381,523	$304,326	$299,190

Statutory tax rate in Israel	36%	36%	36%

Increase (decrease) in taxes resulting from:
Effect of “Approved Enterprise”status (*)	(17%)	(22%)	(17%)
Others, net	(3%)	2%	(1%)

Effective tax rate	16%	16%	18%

(*) Basic net earnings per share amounts of the
benefit resulting from the “Approved
Enterprise” status	$0.27	$0.27	$0.20

(*) Diluted net earnings per share amounts of
the benefit resulting from the
“Approved Enterprise” status	$0.25	$0.26	$0.20

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 9:-	SHARE CAPITAL

a.	General:

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

The Company reserved a total of 6,000,000 shares for issuance under the ESPP. Eligible employees use up to 15% of their salaries to purchase Ordinary shares but no more than 1,250 shares per participant on any purchase date. The purchase plan is being implemented by effecting an offering every six months. The price of an Ordinary share purchased under the purchase plan is equal to 85% of the lower of the fair market value of the Ordinary share on the subscription date of each offering period, or on the purchase date.

During 2001, 2002 and 2003, employees purchased 81,265, 146,291 and 254,889 Ordinary shares at average prices of $ 46.90, $ 21.08 and $12.29 per share, respectively.

As of December 31, 2003, 4,833,527 Ordinary shares were available for future issuance.

d.	Stock options:

Under the Company’s 1996 International and U.S. Incentive Employee Stock Option Plans (“the Plan”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under this plan, generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 9:-	SHARE CAPITAL (Cont.)

Under the terms of the Plan, options to purchase 171,210,000 Ordinary shares were reserved for issuance for the plan.

As of December 31, 2003, 93,343,000 options were available for future grant under the plan.

A summary of the Company’s stock option activity, and related information, is as follows:

	Options (in thousands)			Weighted average exercise price
	2001	2002	2003	2001	2002	2003
Outstanding at beginning	33,428	26,477	28,769	$11.57	$16.14	$17.34
of year
Granted	2,607	6,954	5,370	41.65	17.84	17.14
Exercised	(7,314)	(2,939)	(3,112)	4.75	4.16	4.73
Cancelled	(2,244)	(1,723)	(1,590)	14.84	23.71	31.28

Outstanding as of
December 31,	26,477	28,769	29,437	$16.14	$17.34	$17.88

Exercisable as of
December 31,	9,611	14,454	17,710	$10.74	$13.04	$15.36

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price, as follows:

Exercise price	Options outstanding at December 31, 2003 (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2003 (in thousands)	Weighted average exercise price of exercisable options
$			$		$
2.65 – 3.19	3,031	1.71	2.82	2,992	2.83
3.77 – 4.46	1,445	1.95	4.25	1,157	4.21
4.56 – 9.38	699	2.18	6.95	522	6.80
9.83 – 13.02	9,958	3.62	10.94	7,351	10.23
13.33 – 17.64	8,378	5.65	16.80	2,745	16.54
20.36 – 23.60	153	2.87	20.43	128	20.44
27.22 – 30.54	1,816	4.69	28.08	534	28.97
31.75 – 36.72	250	3.53	34.04	216	34.19
40.09 – 44.42	2,100	4.45	42.30	1,055	42.30
44.96 – 51.21	594	3.33	47.17	401	47.09
57.59 – 65.58	28	3.66	63.27	16	64.54
68.42 – 70.02	398	3.75	69.04	276	69.11
70.19 – 75.08	127	3.54	71.44	85	71.33
79.79 – 86.54	460	4.18	85.08	232	83.78

2.65 – 86.54	29,437	4.01	17.88	17,710	15.36

The weighted average fair values at grant date of options granted for the years ended December 31, 2001, 2002 and 2003, were $ 28.29, $ 9.44 and $ 5.44, respectively. All options are granted with an exercise price equal to the market value at the date of grant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 10:-	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2001	2002	2003
Net income	$321,920	$255,080	$243,879

Weighted average Ordinary shares outstanding	240,008	244,097	247,691

Dilutive effect:
Employee stock options	18,067	10,675	7,392

Diluted weighted average Ordinary shares
outstanding	258,075	254,772	255,083

Basic net earnings per Ordinary share	$1.34	$1.04	$0.98

Diluted net earnings per Ordinary share	$1.25	$1.00	$0.96

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars in thousands

NOTE 11:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company adopted Statement of Financial Accounting Standard No. 131, “Disclosures About Segments of an Enterprise and Related Information”, (“SFAS No. 131”). The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the end customer.
The following present total revenues for the years ended December 31, 2001, 2002 and 2003 and long-lived assets as of December 31, 2001, 2002 and 2003:

1. Revenues based on the channel partners’ location:

	Year ended December 31,
	2001	2002	2003
Americas	$235,360	$184,823	$185,186
Europe, Middle East and Africa	199,303	173,369	175,887
Japan	52,827	40,068	39,622
Asia Pacific	40,153	28,729	31,877

	$527,643	$426,989	$432,572

2. Long-lived assets:

	December 31,
	2001	2002	2003
Israel	$7,772	$6,134	$4,372
Americas	4,356	3,499	2,452
Other	1,120	820	570

	$13,248	$10,453	$7,394

b.	Financial income, net:

Financial income:
Interest income	$42,537	$46,098	$42,852
Foreign currency translation adjustments and
others	2,523	3,521	1,006

	45,060	49,619	43,858

Financial expense:
Others	300	305	352

	300	305	352

	$44,760	$49,314	$43,506

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS U.S. dollars

NOTE 12:- SUBSEQUEENT EVENT (UNAUDITED)

In March 2004, the Company completed the acquisition 100% of the outstanding shares of privately held Zone Labs for approximately $114 million in cash and 5.3 million ordinary shares. The Company also assumed Zone Labs’ outstanding employee stock options which could convert to approximately 2.8 million of the Company’s Ordinary shares.

Zone Labs’ endpoint security solutions for enterprises, small businesses and consumers which include the Integrity, ZoneAlarm and IM secure product lines, are expected to further strengthen the Company’s perimeter, internal and Web security portfolio, enabling the Company to deliver a comprehensive end-to-end Internet security to all types of customers.

SIGNATURES

                The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By: /s/ Gil Shwed________________________________
Gil Shwed Chief Executive Officer and Chairman of the Board

By: /s/ Eyal Desheh______________________________
Eyal Desheh Chief Financial Officer

Date: March 29, 2004