Form 20-F
period 2004-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2005-04-04
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _________

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

        Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 248,217,798 ordinary shares, NIS 0.01 nominal value.

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

Item 17 ☐ Item 18 ☒

TABLE OF CONTENTS

PART I

Item 1. Item 2. Item 3. Item 4. Item 5. Item 6. Item 7. Item 8. Item 9. Item 10. Item 11. Item 12.	Identity of Directors, Senior Management and Advisors

Offer Statistics and Expected Timetable

Key Information

Information on the Company

Operating and Financial Review and Prospects

Directors, Senior Management and Employees

Major Shareholders and Related Party Transactions

Financial Information

The Offer and Listing

Additional Information

Quantitative and Qualitative Disclosures about Market Risk

Description of Securities Other than Equity Securities	3 3 4 11 22 32 38 38 39 40 51 52

PART II

Item 13. Item 14. Item 15. Item 16. Item 16A. Item 16B. Item 16C. Item 16D. Item 16E.	Defaults, Dividend Arrearages and Delinquencies

Material Modifications to the Rights of Security Holders and Use of Proceeds

Controls and Procedures

Reserved

Audit Committee Financial Expert

Code of Ethics

Principal Accounting Fees and Services

Exemption for the Listing Standards for Audit Committee

Purchase of Equity Securities by the Issuer and Affiliated Purchasers	53 53 53 53 53 53 54 54 55

PART III

Item 17. Item 18. Item 19.	Financial Statements Financial Statements Exhibits	56 56 56

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.	KEY INFORMATION

        The following selected consolidated statement of income data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004, have been derived from the audited consolidated financial statements of Check Point Software Technologies Ltd. (together with its subsidiaries, the “Company” or “Check Point”) set forth elsewhere in this Form 20-F. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The selected consolidated statement of income data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from the Company’s audited consolidated financial statements not included in this Form 20-F and have also been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with and is qualified by reference to the Company’s consolidated financial statements and the related notes as well as “Item 5 – Operating and Financial Review and Prospects” included elsewhere in this Form 20-F.

        On June 29, 2000 the Company’s Board of Directors approved a two-for-one stock split in the form of a stock dividend effective July 14, 2000. On January 18, 2001, the Company’s Board of Directors approved a three-for-two stock split in the form of a stock dividend effective February 1, 2001. All share and per share amounts herein reflect adjustments resulting from these stock splits.

	Year Ended December 31,
	2000	2001	2002	2003	2004 (1)
	(in thousands, except share data)

Consolidated Statement of Income Data:
Revenues	$425,283	$527,643	$426,989	$432,572	$515,360

Operating expenses:
Cost of revenues	35,265	26,571	20,693	18,923	27,784
Research and development	30,309	33,221	28,709	29,314	43,186
Selling and marketing	110,003	109,086	104,606	111,007	132,796
General and administrative	20,409	22,002	17,969	17,644	23,657
Acquisition related in-process R&D	-	-	-	-	23,098
Stock-based compensation	-	-	-	-	4,620

Total operating expenses	195,986	190,880	171,977	176,888	255,141

Operating income	229,297	336,763	255,012	255,684	260,219
Financial income, net	29,147	44,760	49,314	43,506	44,777

Income before taxes on income	258,444	381,523	304,326	299,190	304,996
Taxes on income	37,231	59,603	49,246	55,311	56,603

Net Income	$221,213	$321,920	$255,080	$243,879	$248,393

Basic net earnings per share (2)	$0.95	$1.34	$1.04	$0.98	$0.99
Shares used in computing basic net earnings
per share (2)	232,611	240,008	244,097	247,691	251,244
Diluted net earnings per share (2)	$0.84	$1.25	$1.00	$0.96	$0.95
Shares used in computing diluted net earnings
per share (2)	262,515	258,075	254,772	255,083	260,608

(1)     Including the following significant pre-tax charges: acquisition related in-process R&D of $23.1 million, stock-based compensation of $4.6 million and amortization of intangible assets of $4.2 million.

(2)     See Note 2r of the Notes to the Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net earnings per share.

	December 31,
	2000	2001	2002	2003	2004
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	$313,218	$355,032	$643,318	$983,533	$791,720
Total assets	777,639	1,145,665	1,425,611	1,713,665	1,917,891
Shareholders' equity	549,283	915,728	1,187,042	1,461,545	1,630,824

RISK FACTORS

        This Form 20-F contains forward-looking statements that involve risks and uncertainties. The statements contained in this Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions underlying any of the foregoing. Forward-looking statements include, among others, statements in (i) “Item 4 – Information on the Company” regarding the Company’s belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of the Company’s relationship with technology partners on its sales goals, the contribution of the Company’s Internet security products to the Company’s future revenue and the development of future products and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, future amounts and sources of revenue, ongoing relationships with current and future end-user customers and distributors, future costs and expenses, and adequacy of capital resources. Forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the Company’s actual results to differ materially from such results discussed in these statements. Many of these risks and uncertainties are described in the risk factors set forth below in this section and elsewhere in this Form 20-F. All forward-looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements.

Risks Relating to Recent Acquisition of Zone Labs

        In March 2004 the Company completed the acquisition of Zone Labs, Inc. (“Zone Labs”). The acquisition of Zone Labs involved the integration of two companies that had previously operated independently. The difficulties of combining the companies’ operations included, and continue to be, but are not limited to: the necessity of coordinating geographically separate organizations and integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of one or more of the combined company’s businesses and may result in the loss of key personnel. This could have an adverse effect on the business, results of operations, financial condition or prospects of the Company.

The Implementation of SFAS No. 123(R) Would Negatively Affect the Company’s Profitability

        The Financial Accounting Standards Board (“FASB”) has recently adopted an accounting standard (“SFAS No. 123(R)”) that requires the fair value of all equity-based awards granted to employees be recognized in the statement of operations as compensation expense, beginning in the third quarter of 2005.

        The various methods for determining the fair value of stock options are based on, among other things, the volatility of the underlying stock. The Company’s stock price has historically been volatile. The adoption of SFAS No. 123(R) will negatively affect the Company’s profitability and may adversely affect the Company’s stock price. Such adoption may also affect the Company’s management discretion to continue to use stock options as an incentive and retention tool, which could, in turn, hurt the Company’s ability to recruit employees and retain existing employees. See Notes 2s and 2v of the Notes to the Consolidated Financial Statements for a description of SFAS No. 123(R) and its possible effects on the Company’s earnings and earnings per share.

Competition

        The market for Internet security solutions is intensely competitive and the Company expects competition to increase in the future. The Company’s principal competitors include Cisco Systems, Inc., Juniper Networks, McAfee, Inc., Microsoft Corporation, SonicWALL Inc., Symantec Inc. and WatchGuard Technologies Inc.

        Some of the Company’s current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than the Company’s. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the promotion and sale of their products than the Company. In addition, consolidation in the Internet security market may affect the Company’s competitive position. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect the Company’s business, operating results and financial condition.

        Vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by the Company’s products. The widespread inclusion of the functionality of the Company’s software as standard features of operating system software or networking hardware could render the Company’s products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of the Company’s products. Furthermore, even if the Internet security functionality provided as standard features by operating systems software or networking hardware is more limited than that of the Company’s solutions, there can be no assurance that a significant number of customers would not elect to accept more limited functionality in lieu of purchasing additional solutions. In the event of any of the foregoing, the Company’s business, operating results and financial condition will be materially and adversely affected. See “Item 4 – Information on the Company.”

Rapid Technological Change

        The Internet security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. As a result, the Company must continually change and improve its products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology. The introduction of products embodying new technologies and the emergence of new industry standards may render existing products obsolete or unmarketable. In particular, the market for Internet and intranet applications is rapidly evolving. The Company’s future operating results will depend upon the Company’s ability to enhance its current products and to develop and introduce new products on a timely basis that address the increasingly sophisticated needs of its end-users and that keep pace with technological developments, new competitive product offerings and emerging industry standards. While the Company has been successful in developing and marketing new products or product enhancements that respond to technological change and evolving industry standards, there can be no assurance that the Company will continue to do so, or that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that any new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company does not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, the Company’s business, operating results and financial condition will be materially adversely affected. See “Item 4 – Information on the Company.”

Potential Fluctuations in Future Operating Results

        The quarterly operating results of the Company can vary significantly due to several factors, including the occurrence of Internet security breaches or threats, regional or global prevailing economic and political conditions, seasonal trends in customer purchasing, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the Company’s ability to develop new and enhanced products and control costs, the mix of products sold, the mix of distribution channels through which products are sold, the Company’s ability to integrate the technology and operations of acquired businesses with those of the Company, changes in customer capital spending budgets, fluctuations in foreign currency exchange rates and general economic factors.

        The Company’s sales are subject to seasonal fluctuations related to the slowdown in spending activities for the quarter ending September 30 and the increased activity related to the year-end purchasing cycles of many end-users of the Company’s products. The Company believes that it will continue to encounter quarter-to-quarter seasonality.

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

Potential Decline in Operating Margins

        The Company may experience a decline in operating margins due to the following reasons: increasing competition and pricing pressure; additional investments in the continuing development and expansion of the Company’s sales and marketing organization, including the expansion of its field organization both in the United States and additional countries in Europe, Asia, and Latin America and additional expansion of the research and development organization. The amount and timing of the above-mentioned additional expenses are likely to result in fluctuations in operating margins. In addition, if revenue levels are below expectations, operating margins are likely to be adversely affected, since most of the Company’s expenses are not variable. See “Item 5 – Operating and Financial Review and Prospects.”

Risks Associated With Emerging Internet Security, Internet and Intranet Markets

        The markets for the Company’s products are rapidly evolving. There can be no assurance that the market for Internet security solutions will continue to expand. Continued growth of this market will depend, in large part, upon the continued expansion of Internet usage and the number of organizations adopting or expanding intranets, upon the ability of their respective infrastructures to support an increasing number of users and services, and upon the continued development of new and improved services for implementation across the Internet, and between the Internet and intranets. If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than the Company currently anticipates, the Company’s business, operating results and financial condition will be materially adversely affected. See “Item 4 – Information on the Company” and “Competition” in this “Item 3.”

Dependence upon Limited Number of Key Distributors and Resellers; Product Concentration; Impact of New Product Introductions

        In 2004, sales to the Company’s five largest distributors and resellers accounted for approximately 35% of the Company’s revenues. The Company expects that it will continue to be dependent upon a limited number of distributors and resellers for a significant portion of its revenues. If anticipated orders from these distributors and resellers fail to materialize, the Company’s business, operating results and financial condition will be materially adversely affected.

        The Company has derived most of its revenues, and expects to continue to derive the majority of its revenues in the foreseeable future, from sales of its Internet security products, packaged and marketed mostly under the VPN-1 brand, including related software subscriptions, support, training and consulting. The Company’s future financial performance will depend in significant part on the successful development, introduction, marketing and customer acceptance of new products and enhancements and new features for its existing product lines. See “Item 4 – Information on the Company” and “Item 5 – “Operating and Financial Review and Prospects.”

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

Dependence on Third Party Technology

        The Company’s products incorporate certain technologies that are licensed by the Company from others. There can be no assurance that the Company will be able to continue to license such technologies or enter into new license agreements with respect to new technologies that it may wish to license and incorporate in its products, either on acceptable terms or at all. If the Company is unable to continue to license these technologies or enter into new license agreements for new technologies, it will not be able to incorporate such technologies into its products, thereby adversely affecting the Company’s ability to compete with competitors utilizing such technologies in their products.

Risk of Litigation

        The Company is and has been a party to various lawsuits, including employment claims, and other legal proceedings in the normal course of its business. In addition, the Company has received a number of class action complaints, which were later consolidated by the court into one action, alleging violations of the federal securities laws. See “Item 8 – Financial Information.” Legal proceedings can be expensive, lengthy and disruptive to normal business operations, regardless of their merit. Moreover, the results of complex legal proceedings are difficult to predict and an unfavorable resolution of a lawsuit or proceeding could have a material adverse effect on the Company’s business, results of operations or financial condition.

Principal Operations in Israel

        The Company is incorporated under the laws of the State of Israel, and its principal offices and research and development facilities are located in Israel. Although most of the Company’s sales are currently made to distributors and resellers outside Israel, the Company is nonetheless directly influenced by the political, economic and military conditions affecting Israel. Major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s business, operating results and financial condition. Furthermore, several countries restrict business with Israeli companies. In addition, many of the Company’s male officers and employees are subject to being called for military reserve duty, and for active military duty under emergency circumstances. While the Company has operated effectively under these requirements since its incorporation, the Company cannot predict the full impact of such conditions on the Company in the future, particularly if emergency circumstances occur. If many of the Company’s employees are called for active duty, the Company’s operations in Israel and its business may be adversely affected.

International Operations

        The Company intends to continue to expand its international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, the Company needs to establish additional operations, hire additional personnel and recruit additional distributors and resellers internationally. To the extent that the Company is unable to do so effectively, the Company’s growth is likely to be limited and the Company’s business, operating results and financial condition will be materially adversely affected. In addition, as the Company expands its international operations, a portion of revenues generated in international jurisdictions may be subject to taxation by such jurisdictions at rates higher than those to which the Company is subject in Israel. Most of the Company’s worldwide sales are currently denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to foreign currencies would make the Company’s products more expensive and, therefore, potentially less competitive in those markets. Additional risks inherent in the Company’s worldwide business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, costs of localizing products for foreign countries, lack of acceptance of localized products in foreign countries, longer accounts receivable payment cycles, difficulties in operations management, potentially adverse tax consequences, including restrictions on the repatriation of earnings, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have a material adverse effect on the Company’s future international sales and, consequently, the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company” and “Item 5 – Operating and Financial Review and Prospects.”

Product Liability; Risk of Product Defects

        The Company’s sales agreements typically contain provisions designed to limit the Company’s exposure to potential product liability or related claims. In selling its products, the Company relies primarily on “shrink wrap” licenses that are not signed by the end-user, and, for this and other reasons, such licenses may be unenforceable under the laws of certain jurisdictions. As a result, the limitation of the liability provisions contained in the Company’s agreements may not be effective. The Company’s products are used to manage Internet security, which may be critical to organizations, and, as a result, the sale and support of products by the Company may entail the risk of product liability and related claims. A product liability claim brought against the Company could have a material adverse effect upon the Company’s business, operating results and financial condition. Software and hardware products, as complex as those offered by the Company may contain undetected errors or failures when first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by the Company and by current and potential distributors, there can be no assurance that errors will not be found in new products or releases after commencement of commercial shipments. The occurrence of these errors could result in adverse publicity, loss of or delay in market acceptance or claims by distributors against the Company, any of which could have a material adverse effect upon the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company.”

Dependence on Proprietary Technology; Risks of Infringement

        The Company relies primarily on a combination of common law copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights as set forth below in the section entitled “Proprietary Rights” in “Item 4 – Information on the Company.” The Company has certain patents in the United States and some other countries, as well as pending patent applications. There can be no assurance that the Company’s patent applications will be issued either at all or within the scope of the claims sought by the Company. Furthermore, there can be no assurance that any issued patent will not be challenged, and if such challenges are brought, that such patents will not be invalidated. In addition, there can be no assurance that others will not develop technologies that are similar or superior to the Company’s technology or design around any patents issued to the Company. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may copy aspects of the Company’s products or obtain and use information that the Company regards as proprietary. Policing any of such unauthorized uses of the Company’s products is difficult, and although the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company’s proprietary rights as fully as do the laws of the United States or Israel. There can be no assurance that the Company’s efforts to protect its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

Approved Enterprise Status

        The Company receives significant tax benefits in Israel, particularly as a result of the Approved Enterprise status of the Company’s facilities and programs. To be eligible for tax benefits, the Company must meet certain conditions, relating principally to adherence to the investment program filed with the Investment Center of the Israeli Ministry of Industry, Trade and Labor and to periodic reporting obligations. Although the Company believes that it will be able to meet such conditions in the future, if the Company fails to meet such conditions it would be subject to corporate tax in Israel at the regular statutory rate, and could be required to refund the tax benefits already received, together with linkage adjustment to the Israeli consumer price index and interest. In recent years, the Israeli government has reduced the benefits available under these programs and Israeli governmental authorities have indicated that the government may in the future reduce or eliminate the benefits of those programs. There can be no assurance that new benefits will be available, or that existing benefits will be continued in the future at their current level or at any level. A termination or reduction of certain programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of the Company’s facilities and programs), a requirement to refund the tax benefits already received or changes in legislation, could have a material adverse effect on the Company’s business, operating results and financial condition. See “Item 4 – Information on the Company” and “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 – Additional Information.”

Anti-Takeover Effects of Israeli Laws

        Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and Board of Directors of each of the merging companies. Shares held by a party to the merger and certain of its affiliates are not counted toward the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. Under the Company’s Articles of Association, the required shareholder vote is a supermajority of at least 75% of the shares voting in person or by proxy on the matter. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may block a merger on this ground. In addition, a merger can be completed only after 30 days have passed from the shareholders’ approval of each of the merging companies and all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds 45% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger.

        Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

■	There is a limitation on acquisition of any level of control of the company; or

■	The acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

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

Concentration of Share Ownership

        As of February 28, 2005, the directors and executive officers of the Company beneficially owned approximately 24% of the outstanding ordinary shares of the Company. The percentage of ownership is calculated based on the number of ordinary shares owned, directly or indirectly, and the number of options immediately exercisable or that are exercisable within 60 days from February 28, 2005. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See “Item 7 – Major Shareholders and Related Party Transactions.”

Indemnification of Directors and Officers

        The Company has agreements with its directors and senior officers which provide, subject to Israeli law, for the Company to indemnify each such director and senior officer for any of the following obligations or expenses incurred in connection with the acts or omissions of such person in his or her capacity as a director or officer of the Company:

■	monetary liability imposed upon him or her in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court, and

■	reasonable litigation expenses, including attorney fees, incurred by such a director or officer or imposed on him or her by a court, in a proceeding brought against him or her by or on behalf of the Company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted.

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

        Neither the Memorandum and Articles of Association of the Company nor the laws of Israel restricts in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of those countries, which are in a state of war with Israel.

ITEM 4.	INFORMATION ON THE COMPANY

General

        Check Point develops markets and supports Internet security solutions for enterprise and high-end networks, service providers, small and medium businesses and consumers. The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol (“IP”) networks including the Internet, intranets and extranets. The technology of Check Point aims to provide intelligent security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets, in three distinct areas: perimeter, Web and internal networks. The Company also provides endpoint security solutions that protect personal computers from hackers, spyware and data theft. The capabilities of Check Point products can be extended with the Company’s Open Platform for Security (“OPSEC”) framework, enabling integration with leading hardware appliances and third-party security software applications.

        Check Point was incorporated in 1993. Its registered office and principal place of business is 3A Jabotinsky Street, Ramat-Gan 52520, Israel. The telephone number is 972-3-753-4555. The Company’s website is www.checkpoint.com. The contents of the Company’s website are not incorporated by reference into this Form 20-F. This Form 20-F can be obtained upon request from the Company’s investor relations department, 800 Bridge Parkway, Redwood City, California 94065 (telephone no. 650-628-2000).

Industry Background

        Information, and the ability to access and distribute it, is a key strategic asset in today’s competitive business environment. This need to effectively use and communicate information as well as work more collaboratively has led to the extensive deployment of network-based communications systems (connectivity). Increased connectivity is in turn expanding the need for technology to safeguard and manage the access to information available over these increasingly global networks.

      Increase in connectivity

        The network computing market has undergone three major transitions over the past decade which has contributed to the increase in global connectivity. The first of these transitions was the migration of corporate computing environments from centralized mainframe systems to dispersed client/server environments. The ability to access and share information through client/server technology has expanded the need for connectivity beyond workgroup Local Area Networks (“LANs”) to enterprise-wide networks spanning multiple LANs and Wide Area Networks (WANs). The second major transition has been the widespread adoption of the Internet for communications. Internet-based business applications have rapidly expanded beyond e-mail to a broad range of business applications and services including electronic publishing, direct to customer transactions, supply chain automation, product marketing, advertising and customer support. The emergence of increased reliance on the Internet for business communications and transactions increases the need for and associated challenges in providing secure access to information and applications. Finally, companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to receive more and better information from a growing spectrum of devices, including laptops, personal digital assistants, and cell phones. The expansion of network access to mobile workers is driving demand to secure all devices with Internet access, as well as those connecting to the corporate network. These transitions and the need for secure, managed communications, have led to the broad acceptance of Virtual Private Networks (“VPNs”) through the use of the public Internet infrastructure and associated protocols and applications, sharing information and utilizing services both within the enterprise and with business partners and customers are now widely adopted. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities as well as enable customers, suppliers and other business partners to inexpensively link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance for global communication, new wide-area connectivity services continue to emerge at a rapid rate, such as database access, transaction-processing services, voice over IP services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.

      The need for security

        The growth of Internet connectivity among organizations of all sizes has increased the risk that an organization’s Information Technology (“IT”) resources can be attacked via the Internet. Firms have recognized this risk and are deploying security solutions in an effort to protect organizational confidential information from unauthorized access.

        The primary means of controlling access to organizational networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of an organization’s LAN and the Internet, and are used to strictly control traffic into and out of the organizational network. Firewall technology is currently undergoing an evolution, enabling it to detect and defeat highly sophisticated network and application-level attacks that are increasingly prevalent on the Internet today. Increasing numbers of organizations are deploying an additional layer of security by applying endpoint security. Endpoint security includes personal firewall, security and policy enforcement features specifically designed for internal and remote personal computing devices.

        In addition to protecting an organization’s IT assets from attack, organizations take steps to guard sensitive organizational information traversing untrusted networks, such as the Internet. Securing organizational information on the Internet is critical as more organizations are utilizing the Internet as their corporate network backbone to link company offices and employees. Putting sensitive information on the Internet without adequate security exposes confidential data to the public. To mitigate this risk, an increasing number of organizations are deploying VPNs to encrypt and authenticate their Internet-bound traffic. Leveraging standards-based VPN technology enables organizations to connect offices and remote employees via the Internet, while maintaining the privacy and integrity of communications.

        Frequently, firewalls and VPNs are provided in an integrated manner or as a single product. Integrating firewall and VPN functionality delivers greater security for all traffic and eases the management burden on the security and network administrators.

        IT security administrators within organizations have long focused on securing the network perimeter. With the rise of costly worms and other attacks introduced from within the internal network through mobile and wireless devices, organizations have realized the importance of securing their internal networks. But while many of the same principles used to construct and operate perimeter security solutions also apply to internal networks, internal networks are much more complex and have unique security requirements.

Technology

        Check Point’s Internet security solutions include various technologies that enable its customers to define their network and application security policies, enforce these policies across their networks, collect and correlate information, monitor the security and traffic flow and analyze and update configurations to reflect changes in the Internet security policies. The Company’s products are packaged and marketed under different names and address security tasks in various environments at a variety of price points.

      Stateful Inspection technologies

        Check Point’s VPN-1 product offerings are based upon the Company’s patented Stateful Inspection technology that enables the screening of all communications attempting to pass through a gateway in a secure but efficient manner. By extracting and maintaining extensive “state information” from all relevant communication layers, the system can verify data for full compliance with the security and traffic policy and make intelligent security and traffic prioritization decisions. By extracting and analyzing data in place without making a copy, Stateful Inspection results in virtually no performance degradation, enabling VPN-1, Connectra and InterSpect scale effectively with increasing network bandwidth. In addition, Check Point’s proprietary implementation of Stateful Inspection in a “virtual machine” enables it to be adapted to new protocols and applications and has proved to be adaptable to many security threats. The Company’s implementation also provides upgradeability and enables the Company’s products to be ported to a wide range of platforms. Furthermore, because Check Point’s products reside at network access points, which are the critical convergence points for network security and traffic management, the Company is able to apply this same architectural foundation and inspect traffic only once for both critical network decisions and traffic management, resulting in increased network performance.

      Security and network traffic enforcement technologies (based on Stateful Inspection)

        Check Point’s enforcement points are typically installed at the network perimeter as security gateways, on critical servers, on client platforms, as well as internally, to segment the corporate network. These varying enforcement points implement different patented technologies including the Company’s INSPECT engine. The INSPECT engine scans all incoming and outgoing internet traffic against a customizable security policy. The INSPECT engine can be further enhanced by partners or customers by using the INSPECT programming language.

        Network traffic can be dropped when the security policy has been violated, encrypt to create a secured VPN, prioritize for Quality of Service (“QoS”) purposes or sent for further analysis to perform specific security functions such as authentication, URL filtering or content inspection using Anti-Virus. Many of these security technologies are provided by third party vendors and are integrated with the various Check Point solutions through the OPSEC framework. In addition, technologies like Check Point’s SecureXL allow third party accelerators and platforms to create Check Point based appliances and other solutions such as acceleration cards that further accelerate the performance of security and network operations.

      Application Intelligence

        Check Point’s Application Intelligence is a set of advanced capabilities, integrated into the VPN-1, InterSpect, Connectra and Integrity product offerings, which detect and prevent application-level attacks. Some of the most serious threats in today’s Internet environment originate from attacks that attempt to exploit application vulnerabilities. Since application-level attacks tend to be sophisticated in nature, effective defenses must be equally sophisticated and intelligent.

      Security Management Architecture (SMART)

        Check Point’s products are based on its Security Management Architecture (“SMART”), which allows configuration and management of security policies from a single, centralized administrative workstation. Security policies can be defined and deployed for a single security gateway protecting a small business, for multiple gateways in an enterprise network environment, or for multiple security domains allowing a service provider to deliver security to a large number of customers, or subscribers. An object-oriented architecture allows for the efficient storage and specification of security policy elements (such as computers, users, networks and network devices, network services and security rules). Powerful management tools, such as object managers, audit and network activity logs, monitoring tools and policy editors are based on this unifying architecture. The Company’s products contain extensive monitoring and reporting capabilities designed to maximize interoperability and improve the manageability of the system.

      SecurePlatform

        SecurePlatform enables easy deployment of Check Point’s products on a variety of open systems. SecurePlatform bundles certain Check Point products with a hardened and optimized version of the Linux operating system, with a set of tools in order to ease setup and network configuration. SecurePlatform allows improved cost/performance and reduced total cost of ownership for security servers.

      SecureXL

        Check Point’s SecureXL is a software interface that enables Check Point to leverage technologies from multiple silicon, appliance and computer system partners to accelerate the performance of Firewall-1 and VPN-1 gateways by off-loading simple, though computationally intensive, functions to third-party packet processors. Using SecureXL different hardware appliance vendors can accelerate the performance of “Secured by Check Point” appliances and provide greater value to their customers that are benefiting from wire-speed advanced security.

      Open Platform for Security (OPSEC)

        The OPSEC framework provides a single platform that manages various aspects of Internet security through an open, extensible management framework. Various third-party security applications plug into the OPSEC framework through published application programming interfaces, such as the Content Vectoring Protocol which integrates virus scanning software and other content inspection programs, URL Filtering Protocol which integrates URL list services, and Suspicious Activity Monitoring Protocol which integrates suspicious activity monitoring programs. The OPSEC framework also supports industry-standard protocols such as RADIUS, IPSec, and SNMP. Once integrated into the OPSEC framework, all applications can be set-up and managed from a central point, utilizing a single policy editor.

      SmartDefense

        Check Point’s SmartDefense is a proactive solution which utilizes Stateful Inspection and Application Intelligence technologies to actively protect organizations against network and application level attacks by using intelligent security technology, which blocks attacks by type and class. SmartDefense provides a centralized console for real-time information on attacks, as well as attack detection, blocking, logging, auditing and alerting. Check Point offers a real time update subscription service to SmartDefense users, allowing security administrators to mitigate new vulnerabilities in a simple and convenient way. Check Point provides up to date security for its customers using SmartDefense Updates service, a supplementary service based on SmartDefense capabilities, which provides both advisories and additional attack mitigation capabilities.

      Malicious Code Protector

        Check Point’s Malicious Code Protector is a patent pending technology, providing breakthrough protection capabilities against different types of buffer overflow attacks that are targeted to provide attackers remote access to a victim’s system. The Malicious Code Protector is designed to provide extreme defense without the use of signatures, thus creating critical protection from zero day type attacks.

      Cooperative Enforcement

        The patented Cooperative Enforcement technology enables integration with network gateway products, from VPNs and switches to Web applications and wireless access points, in order to ensure that every endpoint is compliant with the designated security policy before it is allowed access to network resources.

      TrueVector Technology

        TrueVector technology is a patented, flexible and efficient software platform for enabling high-performance, scalable and robust Internet security.  TrueVector monitors all applications running on the protected computer and applies various network security policies to individual applications and processes. Depending on the policy, TrueVector may explicitly allow certain applications, or individual application modules, to communicate over a specific set of network protocols, ports, and destinations, denying all other communications. It also may be configured to make the protected computer invisible to external attackers. TrueVector is capable of enforcing centrally created and managed security policies, standalone security policies, and combinations of these.

      Total Access Protection

        Total Access Protection (“TAP”) endpoint security initiative provides a security policy enforcement framework for heterogeneous networks to provide all network-connected personal computers with unified endpoint security.

Products

        Check Point’s products are packaged in different ways and address various customer needs and deployment scenarios. Most products operate on a broad range of hardware platforms, running primarily on the following operating systems: Nokia IPSO, Microsoft Windows, Sun Solaris and Linux. Check Point offers a broad and integrated range of policy-based solutions for perimeter, internal and Web security:

      Perimeter Security

        Perimeter solutions are used to control access between a customer’s internal network or computers and an external network such as the Internet. Check Point historically has focused mainly on VPN-1 and FireWall-1 which are the main building blocks for perimeter security. In June 2003, the Company introduced a new version of its flagship product named “NG with Application Intelligence” which integrates both network and application-level capabilities to deliver comprehensive attack protection and network security. The following products are marketed primarily as perimeter security products:

      Enterprise products:

VPN-1 Pro

Check Point’s VPN-1 Pro family of products integrates access control, authentication, and encryption to guarantee the security of network connections, the authenticity of local and remote users, and the privacy and integrity of data communications. It also includes FireWall-1 for effective security and efficient administration, using Check Point’s Stateful Inspection and Application Intelligence technologies. VPN-1 Pro is offered in multiple packages, depending on the size of the network protected. Some packages include the SmartCenter/SmartCenter Pro management software and some include only the security gateway software.

VPN-1 SecureClient & VPN-1 SecureRemote

VPN-1 SecureClient and VPN-1 SecureRemote are virtual private network endpoints which provide secure connectivity from laptops and other mobile devices, work seamlessly with Check Point’s VPN-1 products and enable the set up of secure remote access as part of an overall security policy, including access control, user authentication and logging. VPN-1 SecuRemote licenses are included with the VPN-1 gateway products at no cost.

VPN-1 SecureClient also includes personal firewall capabilities, secure configuration verification and streamlined software distribution and management, and is licensed by the number of users.

VPN-1 Edge

VPN-1 Edge appliances provide secure connectivity for remote sites such as branch and retail sites. Integrating VPN-1/FireWall-1 technology, high availability and networking features, VPN-1 Edge appliances are managed centrally through SMART, enabling the efficient setup of thousands of gateways.

Security management solutions

Check Point’s management solutions using SMART enable organizations of different sizes to define, deploy and enforce security policies consistently across multiple enforcement points. The management solutions for enterprises include the following product offerings:

SmartCenter

SmartCenter is Check Point’s comprehensive management product, comprised of an intuitive “Dashboard” that enables administrators to centrally define VPN-1, FireWall-1 and QoS policies of a network, and a management server that stores and disperses these different elements of the security policy. This product provides administrators with enhanced understanding of distributed security deployments, and is combined with automatic policy distribution to deliver greater control, improved security and enhanced ease of use. It also includes the elements to collect, record and manage the network and security events as well as the SmartView Tracker to view and analyze those events.

SmartCenter Pro

SmartCenter Pro is an extension of the SmartCenter management products that bundles an additional set of management tools to provide a unique enterprise security management product. Included in SmartCenter Pro is the SmartLSM large scale management tool, SmartUpdate for distributed software version management and updates, SmartMap topological network view, Management Server High Availability, SmartDirectory for integration with LDAP directories and the SmartView Monitor for graphical reporting and analysis.

SmartView

The SmartView set of tools provides capabilities for viewing, searching and analyzing network and security events recorded by the Company’s products and enables real-time viewing of network and security traffic graphs using various criteria.

Eventia family

Check Point Eventia Analyzer is a comprehensive security event management solution that provides centralized, real-time correlation of log data for Check Point perimeter, internal and Web security gateways; as well as third party security devices, network devices and applications.

      Products for medium businesses, small businesses and consumers:

Check Point Express

Check Point Express is a perimeter security product designed for mid-sized companies with up to 500 users, single or multiple sites. It provides access control, network and application level protection, remote access and site-to-site VPN capabilities, along with an intuitive management interface based on SMART.

Safe@Office

Check Point’s Safe@Office product line is designed for deployments with up to 100 users. It is based on the Stateful Inspection technology found in VPN-1, and delivers VPN-1 and FireWall-1 like capabilities to small businesses, consumers, and the Managed Service Providers (“MSPs”). Safe@Office products can be managed individually using a Web browser and centrally managed via an MSP using the Security Management Portal (“SMP”).

ZoneAlarm Security Suite

ZoneAlarm Security Suite is a complete Internet security suite that protects personal computers based on the Windows operating system. ZoneAlarm provides integrated firewall, antivirus, ID and privacy protection, Email security, content and communication protection, as well as anti-phishing protection and spam blocking capabilities.

Subsets of the ZoneAlarm Security Suite such as ZoneAlarm Pro and IMSecure Pro, are also available. Subsets of these products are offered free of charge for personal and non-profit use.

      Products for service providers, data centers and large enterprises:

VPN-1/FireWall-1 VSX

VPN-1/FireWall-1 VSX is a high-speed, multi-policy security product designed for VLAN-enabled corporate networks, data centers and service provider Point of Presence (POPs). It uses the same, patented Stateful Inspection technology used in the VPN-1 Pro. By aggregating up to 250 individual security domains on a single platform, VPN-1/ FireWall-1 VSX minimizes hardware investment. VPN-1/FireWall-1 VSX can be run on multiple gigabit platforms to deliver the required performance in high-bandwidth environments. It is managed using Check Point’s SmartCenter products and Provider-1, delivering a unified management architecture that service providers and enterprises can use to manage all their other Check Point enforcement points centrally.

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

Security Management Portal (SMP)

The SMP is a management product for service providers that deliver outsourced Internet security to small businesses. The SMP enables service providers to create flexible service categories and to centrally manage tens of thousands of subscribers that are using Safe@Office Products.

      Product for wireless carriers:

FireWall-1 GX

FireWall-1 GX provides security to GPRS- (2.5G) and UMTS- (3G) enabled wireless networks. FireWall-1 GX protects these wireless infrastructures from the threats of untrusted networks. With FireWall-1 GX, wireless network operators can offer seamless roaming to their data customers without exposing their network to potential security threats.

Internal Security

Historically, IT security organizations have focused on protecting the perimeter of their networks. However, many of today’s security threats are introduced within the boundaries of the organizational internal network.

InterSpect

Check Point’s InterSpect products were introduced in January 2004. They are sold as a Check Point appliance including the hardware and software. InterSpect internal security gateways segment the internal network into multiple “security zones,” controlling traffic flow between those zones. InterSpect blocks the spread of certain attacks and worms, isolates computers that generate suspicious activity from communicating with other network segments and allows segmentation of traffic to different security zones.

Integrity

Check Point’s Integrity products enable enterprises to enforce and control security policy on desktops across the organization from a centralized management console, regardless of whether users are accessing the network remotely or from inside the enterprise network. Integrity reduces exposures to vulnerabilities by protecting individual endpoints and thus enabling deeper level of security enforcement.

Web Security

Companies are increasingly dependent on Web and Internet systems to run their businesses. As usage and dependence of Web-based systems increases, companies are focusing on specialized protection for Web servers and applications, and have a concentrated need to provide secure, unified access to these systems.

Connectra

Check Point’s Connectra is a complete Web Security Gateway that provides both SSL VPN remote access and integrated Web Security in a single, unified security solution. Connectra includes Application Intelligence, Web Intelligence, and SSL Network Extender as well as a one-year subscription to SmartDefense Service for real-time security updates. The SSL Network Extender is also offered as an add-on to the VPN-1 Pro.

Web Intelligence

Check Point’s Web Intelligence provides bifurcation between Web applications to protect Web servers from a variety of application level attacks targeting these designated servers. Using SmartCenter it provides powerful security solutions Web Intelligence against the most sophisticated attacks such as SQL Injection and, Cross Site Scription (XSS) and many others, through a very simple interface that is fully integrated with SMART.

Sales and Marketing

        Check Point’s sales and marketing efforts are focused on expanding the installed base and increasing penetration levels of end-user customers worldwide by leveraging multiple channels of distribution (also referred to as channel partners), including distributors, resellers and value added resellers (“VARs”), system integrators and MSPs. Substantially all of the Company’s products are sold to end-user customers through resellers and distributors worldwide. Products for the consumer market are primarily sold through the Company’s Web site and through certain retail stores. The Company expects that it will continue to be dependent upon a limited number of distributors and resellers for a significant portion of its revenues. In 2004, sales to the Company’s five largest distributors and resellers represented approximately 35% of the Company’s revenues. The Company’s agreements with its channel partners are generally non-exclusive.

        The Company promotes its products in various ways, including its website, seminars and trade shows, print-media, on-line advertising and time limited software evaluations.

        The Company has relationships with server and workstation vendors and appliance manufacturers, such as Nokia Corporation, International Business Machines Corporation (IBM)., Hewlett-Packard Co., Dell Inc., Sun Microsystems Inc., Siemens AG, Crossbeam Systems Inc., Nortel Networks Corp, and other suppliers of enterprise network hardware products. The Company believes that strategic relationships can significantly contribute to the achievement of its sales and marketing goals by integrating complementary technologies. Additionally, these hardware partners provide primary support and training to their customers thereby enabling Check Point to concentrate its support efforts on high-level technical assistance for its partners.

        The Company has derived substantially all of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its Internet security products, packaged and marketed mostly under the VPN-1 product family (which includes the FireWall-1 functionality), including related software subscriptions, support and technical services and training programs. For information concerning the Company’s sales to geographic areas, see “Item 5 – Operating and Financial Review and Prospects.”

        The Company’s OPSEC framework is focused on delivering integration and interoperability with complimentary products and developing marketing relationships with partners to promote “best-of-breed” security frameworks. OPSEC’s wide range of integration interfaces addresses all areas of a complete Internet security architecture. Products that carry the “OPSEC Certified” and “Secured by Check Point” seals have been tested to enable integration and interoperability. OPSEC partners (currently over 350) include appliance manufacturers like Nokia Corporation, Sun Microsystems, Inc. and Nortel Networks Corp. and application developers like Computer Associates International, Inc., Trend Micro, Inc., RSA Security, Inc. and VeriSign, Inc. In addition, the Company maintains marketing relationships with other companies to promote integrated products.

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

        At the end of 2003 the Company has transitioned its subscription and support programs from being based on single products into more comprehensive offerings that cover the customer’s entire installed base. These programs offer lower cost to the customer and greater account coverage. In 2004 most subscription and support contracts were based on the new method.

        The Company’s technical assistance centers in the United States and Israel offer worldwide 24-hour, 7-day per week service. There are additional locations supporting the call centers, as well as a call center operated by a third party.

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

        Research and development expenses for 2002, 2003 and 2004 were $28.7 million, $29.3 million and $43.2 million, respectively. At December 31, 2004, the Company had 439 employees dedicated to research and development activities and quality assurance, mostly located in Israel. As of February 28, 2005 the Company had 465 such employees.

Competition

        See “Risk Factors – Competition” in “Item 3 – Key Information.”

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

        The Company has 18 patents pending, four U.S. patents and additional pending applications worldwide. There can be no assurance that the Company’s efforts to protect its proprietary rights will be adequate or that the Company’s competitors will not independently develop similar technology.

Organizational Structure

        The Company is organized under the laws of the State of Israel. Except as set forth in the footnotes below, the Company wholly owns, directly or indirectly, the subsidiaries specified below:

NAME OF SUBSIDIARY

Check Point Software Technologies, Inc.

Check Point Software Technologies (Canada) Inc.

Check Point Software Technologies (Japan) Ltd.

Check Point Software Technologies (Singapore) PTE Ltd.

Check Point Software Technologies (Netherlands) B.V.

Israel Check Point Software Technologies Ltd. China (1)

Check Point Holding (Singapore) PTE Ltd.

Check Point Holding (Singapore) PTE Ltd. - US Branch (2)

Check Point Software Technologies Cayman Islands

Zone Labs LLC (3)

Zone Labs GmbH (4)

Zone Labs Ltd. (5)

Zone Labs PTE. Ltd. (5)

SofaWare Technologies Ltd. (6)	COUNTRY OF INCORPORATION

United States of America (Delaware)

Canada

Japan

Singapore

Netherlands

China

Singapore

United States of America (New York)

Cayman Islands

United States of America (California)

Germany

United Kingdom

Singapore

Israel

(1) Branch of Check Point Software Technologies Ltd.

(2) Branch of Check Point Holding (Singapore) PTE Ltd.

(3) Wholly owned by Check Point Software Technologies, Inc.

(4) Wholly owned by Check Point Software Technologies, Inc. Currently in the process of merger into the respective Check Point subsidiary in the relevant jurisdiction.

(5) Wholly owned by Zone Labs LLC. Currently in the process of merger into the respective Check Point subsidiary in the relevant jurisdiction.

(6) Check Point had provided convertible loans to SofaWare Technologies Ltd (“SofaWare”), which were converted into 65% of the equity of SofaWare on June 29, 2004 (without giving effect to the exercise of any outstanding options or warrants to purchase equity securities of SofaWare). Check Point beneficially owns 74% of the equity of SofaWare (based on the shares of SofaWare currently held by Check Point, and assuming the exercise by Check Point of all of its warrants to acquire shares of SofaWare).  Accordingly, Check Point consolidates the results of SofaWare’s operations into Check Point’s financial statements.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company and wholly owns the following principal operating subsidiaries specified below:

NAME OF SUBSIDIARY

Check Point Software Technologies (Australia) PTY Ltd.

Check Point Software Technologies SARL

Check Point Software Technologies B.V.

Check Point Software Technologies (Italia) Srl (1)

Check Point Software Technologies (Switzerland) A.G.

Check Point Software Technologies Norway A.S.

Check Point Software Technologies (Spain) S.A.

Check Point Software Technologies Mexico S.A. de C.V.

Check Point Software Technologies (Brazil) LTDA

Check Point Software Technologies (UK) Ltd.

Check Point Software Technologies GmbH

C.P.S.T. Sweden A.B.

Check Point Software Technologies (Denmark) ApS

Check Point Software Technologies (Poland) Sp.z.o.o.

Check Point Software Technologies (Czech Republic) s.r.o.

Check Point Software Technologies (Hong Kong) Ltd.

Check Point Software Technologies (Korea) Ltd.

Check Point Software Technologies (Finland) Oy

Check Point Yazilim Teknolojileri Pazarlama A.S. (2)

Check Point Software Technologies (Belgium) S.A.

Check Point Software Technologies (Austria) GmbH

Check Point Software Technologies (India) Private Limited

Check Point Software Technologies (Russia) OOO

Check Point Software Technologies (Belarus) LLC	COUNTRY OF INCORPORATION

Australia

France

Netherlands

Italy

Switzerland

Norway

Spain

Mexico

Brazil

United Kingdom

Germany

Sweden

Denmark

Poland

Czech Republic

Hong Kong

S. Korea

Finland

Turkey

Belgium

Austria

India

Russia

Belarus

(1) 97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.

(2) 96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Plants, Property and Equipment

        The Company’s headquarters and research and development facilities are located in Ramat-Gan, Israel, near Tel-Aviv, where the Company leases approximately 106,000 square feet of office space. These facilities have leases that expire between 2005 and 2007, or 2011 if renewal options are exercised. The Company also leases approximately a total of 170,000 square feet of office space in the United States. Of that, approximately 48,000 square feet is in Redwood City, California, approximately 70,000 square feet is in San Francisco, California and approximately 31,000 square feet is in Dallas, Texas. These facilities are leased for periods of up to five years. In addition, the Company leases regional office space in the United States, Canada, Europe and Asia.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on and should be read in conjunction with the Company’s consolidated financial statements, including the related notes, contained in “Item 18 – Financial Statements.”

Overview

        Check Point develops, markets and supports Internet security solutions for enterprise and high-end networks, service providers, small and medium businesses and consumers. The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol networks, including the Internet, intranets and extranets. The technology of Check Point aims to provide intelligent security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets, in three distinct areas: perimeter, Web and internal networks. The Company also provides endpoint security solutions that protect personal computers from hackers, spyware and data theft. The capabilities of Check Point products can be extended with the OPSEC framework, enabling integration with leading hardware appliances and third-party security software applications.

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

        The Company has derived most of its revenues, and expects to continue to derive the vast majority of its revenues in the foreseeable future, from sales of its Internet security products, packaged and marketed mostly under the VPN-1 product family, including related software subscriptions, support, training and consulting.

        During 2002, 2003 and 2004 approximately 13% of the Company’s revenues derived from a single distributor.

        On March 26, 2004, the Company completed the purchase of 100% of the share capital of Zone Labs Inc. The Company paid $114.5 million in cash, $92.2 million in ordinary shares and $50.4 million in options assumed. The acquisition was accounted for as a purchase and, accordingly, the purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values. Zone Labs’ results of operations are included in Check Point consolidated statement of income from the date of acquisition.

        The following table sets forth, for the periods indicated, the percentage of total consolidated revenues derived from sales into each of the regions identified in the table:

	Year Ended December 31,
Region:	2002	2003	2004

Americas	43%	43%	44%
Europe, Middle East and Africa	41%	41%	42%
Japan	9%	9%	7%
Asia Pacific	7%	7%	7%

        For information with respect to the impact of foreign currency fluctuations, see Item 11, “Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

Critical Accounting Policies and Estimates

        The Company’s consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require management to make certain estimates, judgments and assumptions based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented.

        In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. The Company’s management has reviewed these critical accounting policies and related disclosures with the Audit Committee. See Note 2 to the Company’s Consolidated Financial Statements, which contain additional information regarding the Company’s accounting policies and other disclosures required by U.S. GAAP.

        Management believes the critical accounting policies which affect management’s more significant judgments and estimates used in the preparation of the Company’s consolidated financial statements and which are the most critical to aid in fully understanding and evaluating the Company’s reported financial results include the following:

■	Revenue recognition
■	Allowance for doubtful accounts and sales returns
■	Marketable securities
■	Legal contingencies
■	Income taxes and valuation allowance
■	Goodwill and other intangible assets

      Revenue recognition

        The Company derives its revenues from three primary sources: (1) new software licenses (2) software subscriptions and (3) services revenues, which include support, training and consulting. The basis for new software license revenue recognition is substantially governed by the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (“SOP 97-2”).

          According to SOP 97-2, the Company recognizes revenue when: (1) persuasive evidence of an arrangement for the license of software exists; (2) the products are delivered or services are performed; (3) the price is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

        Management considers arrangements regarding certain channel partners with payment terms extending beyond the Company’s customary payment terms not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due from the channel partners, or are actually collected, provided that all other revenue recognition criteria have been met.

        Software subscription and support revenues included in multiple-element arrangements are deferred and either recognized on a straight-line basis over the term of the software subscription and support agreement or when services are performed. Revenues earned on software arrangements involving multiple-elements are allocated to each element based on the relative fair value of the element. The Vendor Specific Objective Evidence (“VSOE”) of fair value of the undelivered elements (software subscription, support, training and consulting) is generally determined based on the price charged for the undelivered element when sold separately or renewed.

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

        The Company also records a provision for estimated sales returns in the same period as the related revenues are recorded. This estimate is based on historical sales returns, analysis of credit memo data and other factors. If the historical data used to calculate these estimates do not properly reflect future returns, additional provision for sales returns may be required, and revenues in that period could be adversely affected.

      Marketable securities

        Marketable securities consist of held-to-maturity securities, which are debt securities in which the Company has invested with the intention of holding until the maturity dates of the securities. If it is determined, based on valuations, that a decline in the fair value of any of the investments is other than temporary, an impairment loss is recorded and included in the consolidated statements of income as financial expenses.

      Legal contingencies

        The Company is and has been a party to various lawsuits, including employment claims, and other legal proceedings in the normal course of its business. In addition, the Company has received a number of class action complaints, which were later consolidated by the court into one action, alleging violations of the federal securities laws. In determining whether provisions should be recorded for pending litigation claims, the Company assesses the allegations made and the likelihood that it will successfully defend itself. When the Company’s management believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the provision based in part on advice of legal counsel.

      Income taxes and valuation allowance

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

        Deferred taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Valuation allowances are provided if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing deferred taxes, as it is Check Point’s intention to hold these investments, rather than realize them.

      Goodwill and other intangible assets

        The Company applies SFAS No. 142, ‘Goodwill and Other Intangible Assets’. SFAS No. 142 requires that goodwill and intangible assets with an indefinite life be tested for impairment at least annually rather than amortized. Goodwill and intangible assets with an indefinite life are tested for impairment by comparing the fair value of the reporting unit or the asset with its carrying value. Fair value is generally determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. Other factors considered are the brand awareness and the market position of the acquired products and assumptions about the period of time the brand will continue to be used in the combined companies’ product portfolio. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill and intangible assets with an indefinite life.

        The Company selected December 31st as the date on which it will perform its annual impairment tests for goodwill and intangible assets with an indefinite life. As of December 31, 2004, no impairment charges were required. The Company allocated the purchase price of Zone Labs to the tangible and intangible assets acquired and liabilities assumed, based on their estimated fair values. As described above, such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

        If the Company does not appropriately allocate these components or incorrectly estimates the useful lives of these components, the computation of depreciation and amortization expense may not appropriately reflect the actual impact of these costs over future periods, which will affect net income.

Results of Operations

        The following table presents, for the periods indicated, information concerning the Company’s results of operations:

	Year Ended December 31,
	2002	2003	2004(1)
	(in thousands)

Revenues:
Products and licenses	$256,113	$230,096	$275,677
Software subscriptions	130,879	161,690	196,327
Support, training and consulting	39,997	40,786	43,356

Total revenues	426,989	432,572	515,360

Operating expenses:
Cost of revenues	20,693	18,923	27,784
Research and development	28,709	29,314	43,186
Selling and marketing	104,606	111,007	132,796
General and administrative	17,969	17,644	23,657
Acquisition related in-process R&D	-	-	23,098
Stock-based compensation	-	-	4,620

Total operating expenses	171,977	176,888	255,141

Operating income	255,012	255,684	260,219
Financial income, net	49,314	43,506	44,777

Income before taxes on income	304,326	299,190	304,996
Taxes on income	49,246	55,311	56,603

Net income	$255,080	$243,879	$248,393

(1) Including the following significant pre-tax charges: acquisition related in-process R&D of $23.1 million, stock-based compensation of $4.6 million and amortization of intangible assets of $4.2 million.

        The following table presents, for the periods indicated, information concerning the Company’s results of operations as a percentage of the Company’s revenues:

	Year Ended December 31,
	2002	2003	2004

Revenues:
Products and licenses	60%	53%	54%
Software subscriptions	31	37	38
Support, training and consulting	9	10	8

Total revenues	100	100	100

Operating expenses:
Cost of revenues	5	4	6
Research and development	7	7	8
Selling and marketing	24	26	26
General and administrative	4	4	5
Acquisition related in-process R&D	-	-	4
Stock-based compensation	-	-	1

Total operating expenses	40	41	50

Operating income	60	59	50
Financial income, net	12	10	9

Income before taxes on income	72	69	59
Taxes on income	12	13	11

Net income	60%	56%	48%

      Revenues

        The Company’s revenues are derived from the sale of products and licenses and related software subscriptions, support, training and consulting. The Company’s revenues were $427.0 million, $432.6 million and $515.4 million in 2002, 2003 and 2004, respectively. In 2003, the Company experienced a gradual shift of revenues from products and licenses to software subscription, while total revenue remained at the same level. The increase in software subscription revenues is attributed mainly to the introduction of a new subscription and support program in early 2003 and the increase of the Company’s installed base. The increase in revenues in 2004 was attributable both to organic growth and to the acquisition of Zone Labs. The organic growth was evident both in the Company’s core products and in various emerging products which were introduced during the year. Management anticipates that revenues in 2005 will increase mainly due to internal growth. However, there can be no assurance that revenues will grow in 2005 due to several factors, any of which could have a material adverse affect on revenues, including the uncertainty of the global economic conditions, the market acceptance of new products and the level of products and price competition.

      Cost of revenues

        The Company’s cost of revenues is comprised of the cost of post-sale customer support, training and consulting, cost of freight, software and hardware production, manuals, packaging and license fees. Cost of revenues was $20.7 million, $18.9 million and $23.6 million (excluded amortization of intangible assets related to the Zone Labs acquisition in the amount of $4.2 million) for 2002, 2003 and 2004, respectively. The acquired intangible assets are amortized on a straight-line basis over their useful lives which best represents the distribution of their economic value. In 2003, cost of revenues decreased due to improvement of operational efficiencies. In 2004, the increase in cost of revenues was mainly attributable to the inclusion of Zone Labs’ operations starting in the second quarter of 2004 and to the increase in sales of hardware based products. Management anticipates that cost of revenues will increase in 2005 in line with an expected growth in revenues derived from products incorporating hardware.

      Research and development

        Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $28.7 million, $29.3 million and $43.2 million in 2002, 2003 and 2004, respectively, representing 7%, 7% and 8% of revenues, respectively. The increase in 2003 related mainly to the increase in the number of research and development personnel employed by the Company. In 2004, the significant increase was mainly attributable to the increase in the number of research and development employees, resulting from the acquisition of Zone Labs. Management anticipates that research and development expenses in 2005 will increase due to additional recruiting of employees and expected increase in payroll and related expense.

      Selling and marketing

        Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Selling and marketing expenses were $104.6 million, $111.0 million and $132.8 million in 2002, 2003 and 2004, respectively, representing 24%, 26% and 26% of revenues, respectively. In 2003, the increase resulted mostly from higher compensation related expenses and the effect of the strong position of the Euro against the U.S. Dollar. In 2004, the selling and marketing expenses increased mainly due to the inclusion of Zone Labs’ operations, the increase in compensation expenses – in line with the increase of revenues, increase in marketing activities and the continued strengthening of the Euro. Management anticipates that selling and marketing expenses in 2005 will increase due to increased marketing activities and an expected increase in payroll and related expense.

      General and administrative

        General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other. General and administrative expenses were $18.0 million, $17.6 million and $23.7 million in 2002, 2003 and 2004, respectively, representing 4%, 4% and 5% of revenues, respectively. The increase in 2004 compared to 2002 and 2003 was mainly due to the inclusion of Zone Labs’ operations and market increase in insurance costs. Management anticipates that in 2005, general and administrative expenses will increase due to additional recruiting of employees and expected increase in payroll and related expense.

      In-process research and development

        At the acquisition date of Zone Labs, the Company recorded a $23.1 million charge for acquired in-process research and development (“IPR&D”) in conjunction with projects which qualified as not yet having reached technological feasibility and have no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. The expected future cash flow attributable to IPR&D was discounted at 25%. At the time of the acquisition of Zone Labs, it was estimated that these IPR&D projects were 32% complete and would be completed over the next 3 years.

      Deferred stock-based compensation

        In conjunction with the acquisition of Zone Labs, the Company recorded deferred stock-based compensation in the amount of $16.6 million, which represents the intrinsic value of approximately $2.8 million options to purchase the Company’s ordinary shares that the Company issued in exchange for Zone Labs unvested stock options. This amount is included in the total fair value of Zone Labs’ options assumed of $50.4 million. Deferred stock-based compensation is recognized over the remaining vesting period of the related options on a straight-line basis. During the year ended December 31, 2004, stock-based compensation associated with these options amounted to $4.6 million. Management anticipates that in 2005, stock-based compensation expenses will increase due to adoption of SFAS No. 123(R).

      Operating margin

        The Company may experience future decline in operating margins from historical levels due to the following reasons: increasing competition and pricing pressure; additional investments in the further development and expansion of the Company’s selling and marketing organization; additional expansion of the research and development organization; adoption of SFAS No. 123(R) and the expected growth in revenues derived from products incorporating hardware. The amount and timing of the above-mentioned additional expenses are likely to result in fluctuations in operating margins.

      Financial income, net

        Financial income, net consists primarily of interest earned on cash equivalents and marketable securities. Financial income, net was $49.3 million, $43.5 million, and $44.8 million in 2002, 2003 and 2004, respectively. The decrease in 2003 was due to continuous decrease in interest rates during 2003, despite the increase in total cash and investments. Interest income is heavily dependent on prevailing U.S. interest rates. Financial income has slightly increased in 2004. This increase is a result of rising interest rates despite the decrease in the Company’s average cash levels in 2004 attributable to the Zone Labs acquisition and the share repurchase programs executed in 2004.

      Taxes on income

        The Company’s effective tax rate was 16.2%, 18.5% and 18.6% in 2002, 2003 and 2004, respectively. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to the production facilities in Israel. The Company expects that its effective tax rate in 2005 will not increase significantly compared to its 2004 effective tax rate.

        Under the provisions of the Israeli law, the Company has elected the alternative package of tax benefits relating to its production facilities, which grant tax exemptions and reduced tax rates. Accordingly, income derived from its Approved Enterprises is generally entitled to a tax-exemption period of two years and a reduced corporate tax rate of 10% to 25% for an additional period of five to eight years, based on the percentage of foreign investment in the Company. The tax benefits granted are scheduled to expire gradually from 2005 through 2013. The period of tax benefits, for each capital investment plan, is limited to the earlier of twelve years from completion of the investment under the approved plan or fourteen years from receipt of approval.

        Out of the Company’s retained earnings of $1,515 million as of December 31, 2004, approximately $568 million were tax-exempt. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (10% to 25%) and an income tax liability of up to approximately $ 142 million would be incurred. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided with respect to this income. Distribution of other earnings derived from the Company’s status as an Approved Enterprise which were previously taxed at reduced tax rates, would not result in additional tax to the Company.

        If the Company fails to meet the requirements of an Approved Enterprise in the future, the Company could be subject to the regularly statutory Israeli corporate tax rate and could be required to refund tax benefits already received plus linkage adjustment to the Israeli consumer price index and interest. New legislation to replace the law prescribing the benefits is currently pending final approval of the Israeli Parliament. The proposed new legislation imposes additional eligibility criteria for Approved Enterprise benefits. The proposed new legislation would also offer additional forms of alternative benefits. The Company’s management does not believe that the new legislation, if adopted in accordance with the current proposal, would have a material effect on the Company in 2005.

        See “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” in “Item 10 – Additional Information.”

Quarterly Results of Operations

        The following table sets forth certain unaudited consolidated statements of income data for each of the quarters in 2003 and 2004, as well as the percentage of the Company’s revenues represented by each item. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements contained herein and include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of such information, when read in conjunction with the Company’s consolidated financial statements and notes thereto appearing elsewhere in this annual report.

	Year Ended December 31, 2003				Year Ended December 31, 2004
	Q1	Q2	Q3	Q4	Q1(1)	Q2(2)	Q3(3)	Q4(4)
	Unaudited
	(in thousands, except per share amounts)

Revenues	$104,847	$106,103	$106,322	$115,300	$116,062	$126,919	$129,330	$143,049

Operating expenses:
Cost of revenues	5,113	4,621	4,597	4,592	4,934	7,853	7,596	7,401
Research and development	6,858	7,263	7,670	7,523	8,662	10,844	11,665	12,015
Selling and marketing	26,688	26,768	27,598	29,953	28,598	34,417	33,294	36,487
General and administrative	4,344	4,581	4,369	4,350	4,850	6,474	6,283	6,050
Acquisition related in-process
R&D	-	-	-	-	23,098	-	-	-
Stock-based compensation	-	-	-	-	-	1,734	1,516	1,370

Total operating expenses	43,003	43,233	44,234	46,418	70,142	61,322	60,354	63,323

Operating income	61,844	62,870	62,088	68,882	45,920	65,597	68,976	79,726
Financial income, net	11,343	10,497	10,921	10,745	10,769	10,579	11,459	11,970

Income before taxes on income .	73,187	73,367	73,009	79,627	56,689	76,176	80,435	91,696
Taxes on income	13,108	13,189	14,643	14,371	14,761	12,913	13,677	15,252

Net Income	$60,079	$60,178	$58,366	$65,256	$41,928	$63,263	$66,758	$76,444

Basic net earnings per share	$0.24	$0.24	$0.24	$0.26	$0.17	$0.25	$0.27	$0.31
Shares used in computing basic
net earnings per share	246,255	247,221	248,172	248,945	250,189	254,778	251,423	248,585
Diluted net earnings per share	$0.24	$0.24	$0.23	$0.26	$0.16	$0.24	$0.26	$0.30
Shares used in computing
diluted net earnings per share	253,195	255,199	256,106	255,834	259,829	266,800	258,341	257,459

(1) Including pre-tax charge of acquisition related IPR&D of $23.1 million.

(2) Including pre-tax charges of amortization of intangible assets and deferred stock-based compensation of $3.1 million.

(3) Including pre-tax charges of amortization of intangible assets and deferred stock-based compensation of $2.9 million.

(4) Including pre-tax charges of amortization of intangible assets and deferred stock-based compensation of $2.8 million.

      As a Percentage of Revenues:

	Year Ended December 31, 2003				Year Ended December 31, 2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Operating expenses:
Cost of revenues	5	5	5	4	4	6	6	5
Research and development	7	7	7	7	7	8	9	9
Selling and marketing	25	25	26	25	25	28	27	26
General and administrative	4	4	4	4	4	5	5	4
Acquisition related in-process R&D	-	-	-	-	20	-	-	-
Amortization of deferred
stock-based compensation	-	-	-	-	-	1	-	-

Total operating expenses	41	41	42	40	60	48	47	44

Operating income	59	59	58	60	40	52	53	56
Financial income, net	11	10	11	9	9	8	9	8

Income before taxes on income .	70	69	69	69	49	60	62	64
Taxes on income	13	12	14	12	13	10	10	11

Net Income	57%	57%	55%	57%	36%	50%	52%	53%

        The Company’s future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including the timing of new product releases and acceptance of new products, the demand for the Company’s products, the volume and timing of orders and the ability to fulfill orders, the level of product and price competition, the expansion of the Company’s selling and marketing organizations, the Company’s ability to develop new and enhanced products and control costs, the Company’s ability to attract and retain key technical, sales and managerial employees, the mix of distribution channels through which products are sold, the mix of products and services sold, the growth in the acceptance of and activity on the Internet and World Wide Web, the growth of intranets, seasonal trends in customer purchasing, customer capital spending budgets, foreign currency exchange rates and general economic factors and potential acquisitions. The Company’s revenues are subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the quarter ending September 30 and the increased activity related to the year-end purchasing cycles of many end-users of the Company’s products. The Company believes that it will continue to encounter quarter-to-quarter seasonality.

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

Recently Issued Accounting Standards

        On December 16, 2004, the Financial Accounting Standards Board issued SFAS No. 123(R), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB statement No. 95 “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permits, but does not require, share-based payments to employees to be recognized based on their fair values, while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. Pro forma disclosure is no longer an alternative.

        SFAS No. 123(R) must be adopted no later than July 1, 2005. The Company expects to adopt this statement on July 1, 2005. The Company plans to adopt SFAS No. 123(R) using the modified prospective method.

        The adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the company’s overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2s of the Notes to the Consolidated Financial Statements.

Liquidity and Capital Resources

        The Company has financed its operations through cash generated from operations. Cash and cash equivalents and short-term investments were $954.2 million and long-term interest bearing investments were $623.1 million, totaling $ 1,577.3 million as of December 31, 2004, as compared with cash and cash equivalents and short-term investments of $1,136.3 million and long-term interest bearing investments of $466.4 million totaling $1,602.7 million as of December 31, 2003. At the end of 2002, the Company established a wholly owned subsidiary in Singapore in order to manage its financial assets. This subsidiary currently holds the majority of the Company’s investments. The Company generated net cash from operations of $283.9 million, $290.9 million and $302.0 million in 2002, 2003 and 2004, respectively. Net cash from operations for 2002 and 2003 consisted primarily of net income, increases in deferred revenues, employees and payroll accruals, accrued expenses and other liabilities, tax benefits related to exercise of stock options and depreciation and amortization. Net cash from operations for 2004 consisted primarily of net income, plus increases in deferred revenue, employees and payroll accruals, depreciation and amortization of marketable securities, IPR&D, intangible assets and deferred stock based compensation related to the acquisition of Zone Labs offset by decreases in accrued expenses and other liabilities and increases in trade receivables.

        Net cash used in investing activities was $73.3 million, $425.9 million and $261.5 million in 2002, 2003 and 2004, respectively. In 2002 and 2003 net cash used in investing activities consists primarily of investing in marketable securities and bank deposits of varying maturities offset by proceeds from marketable securities and bank deposits. Excess cash is invested depending on projected cash needs for operations, capital purchases and other business purposes. In 2004, net cash used in investing activities included, in addition to the above, net cash paid in conjunction with the acquisition of Zone Labs of $ 95.3 million. The Company’s capital expenditures amounted to approximately $4.6 million, $3.0 million, and $4.5 million in 2002, 2003 and 2004, respectively. Currently, the Company’s capital expenditures consist primarily of computer equipment and software for the Company’s research and development and technical service organization efforts as well as increasing infrastructure to enable operation expansion. The Company does not anticipate any change to this policy in the foreseeable future. As of December 31, 2004, the Company had no material commitments for capital expenditures.

        Net cash provided by (used in) financing activities was approximately $14.7 million, $17.7 million and $(210.1) million in 2002, 2003 and 2004, respectively. Net cash from financing activities in 2002 and 2003 was primarily as a result of proceeds derived from exercise of stock options. In 2004, net cash used in financing activities was attributed primarily to the purchase of treasury shares. In October 2003, the Company announced that its Board of Directors has authorized the repurchase of up to $200 million of its outstanding ordinary shares in the open market or through privately negotiated transactions. In October 2004, after the Company has completed the repurchase of its ordinary shares in the amount of $200 million under the repurchase program, the Company announced that its Board of Directors has authorized an additional repurchase of up to $200 million of its outstanding ordinary shares in the open market or through privately negotiated transactions. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital. The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company purchased during 2004 a total of 12 million shares at a total cost of $245 million at an average price of $20.4.

        The Company’s principal sources of liquidity consist of its current assets and long-term investments (which aggregated $1,577.3 million as of December 31, 2004), its cash flow from operations and its financial income, net. The Company believes that these sources of liquidity will be sufficient to satisfy the Company’s capital requirements for the foreseeable future.

Off-Balance Sheet Arrangements

        The Company is not a party to any material off-balance sheet arrangements. In addition, the Company has no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Disclosure of Contractual Obligations

        As of December 31, 2004 the Company does not have material contractual obligations and commercial commitments except for leases of its facilities. The lease commitments due within one year amount to $6.4 million. Lease commitments due between one to five years amount to $4.2 million (see also Note 7a to the financial statements).

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(in thousands)

Operating Lease Obligations	$10,616	$6,382	$4,234	-	-

Total	$10,616	$6,382	$4,234	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The directors and executive officers of the Company as of December 31, 2004 were as follows:

Name	Position

Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Senior Vice President and Vice Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Eyal Desheh	Chief Financial Officer
Irwin Federman (1)(2)(3)	Director
David Rubner (2)	Director
Ray Rothrock (1)(2)(3)	Director
Tal Shavit	Director

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Outside Director, see “Outside and Independent Directors” below in this Item 6.

        Gil Shwed, a co-founder of the Company, is Chairman of the Board of the Company, a position he has held since 1998, and is also the Company’s Chief Executive Officer and a Director of the Company, both positions he has held since the Company’s inception in 1993. Mr. Shwed also served as President of the Company from its inception until 2001. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from Technion, Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

        Marius Nacht, a co-founder of the Company, has served as the Company’s Vice Chairman of the Board since 2001 and has also been the Company’s Senior Vice President since 1999. Mr. Nacht has served as a director of the Company since its inception in 1993. Nacht earned a B.S. Cum Laude in Physics and Mathematics from the Hebrew University of Jerusalem, through an elite project of the Israeli Air Force in 1983 and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

        Jerry Ungerman was appointed Vice Chairman of the Board in 2005 and he is responsible for leading the Company’s partner and customer relations. He served as President of the Company from 2001 until 2005 and as Executive Vice President of the Company from 1998 until 2000. Prior to joining the Company, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a bachelor’s degree in business administration from the University of Minnesota.

        Eyal Desheh has been Chief Financial Officer of the Company since 2000. As chief financial officer, he is responsible for all Worldwide financial management including investor relations, financial and risk management, planning, reporting, legal and operations. From 1996 until 2000 he was Chief Financial Officer for Scitex Corporation Ltd., a world leader in digital imaging solutions for graphics communications, where he managed all major finance functions. Before joining Scitex, he served in numerous financial management and business development roles including Vice President for business development and strategy at Bezeq, The Israeli Telecommunications Corp. Ltd., Deputy Chief Financial Officer of Teva Pharmaceuticals Ltd., President of H.L. Financial Services Ltd. and Vice President of Bank Hapoalim New York. Mr. Desheh earned a bachelor’s degree in Economics and MBA in Finance, both from the Hebrew University of Jerusalem.

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

        David Rubner has served as a director of the Company since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital firm. Prior to starting this company, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University and he was a recipient of the Industry Prize in 1995. Mr. Rubner serves on the boards of directors of Koor Industries, Lipman Transaction Solutions Ltd. and Elbit Imaging Ltd., and is a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek hospital.

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

        Except for Gil Shwed and Marius Nacht, as of December 31, 2004, none of the directors or executive officers of the Company owned more than one percent of the outstanding ordinary shares. For information as to the share ownership of Gil Shwed and Marius Nacht, see “Item 7 – Major Shareholders and Related Party Transactions.”

        The term of each director will expire at the annual general meeting of shareholders to be held in 2005, except for Ray Rothrock and Irwin Federman, whose terms will expire at the annual general meeting of shareholders to be held in 2006.

Board Composition

        The Company’s Articles of Association provide for a Board consisting of not less than six nor more than twelve members. Each director (other than an outside director, as explained below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company’s officers and directors, other than non-employee directors, devotes substantially all of his or her business time to the affairs of the Company. There are no family relationships among any of the directors, officers or key employees of the Company.

        The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director and may cancel such appointment. Any person eligible to serve as a director, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the Board or for a specified period or until notice is given of the cancellation of the appointment. To the Company’s knowledge, no director currently intends to appoint any other person as an alternate director.

        The Company’s Articles of Association provide that the Board of Directors may delegate all of its powers to committees of the Board of Directors, as it deems appropriate, subject to the provisions of Israeli law. The Board of Directors has appointed an Audit Committee and a Compensation Committee.

Outside and Independent Directors

   Outside directors

        In accordance with the Israeli Companies Law and the relevant regulations, the Company must have two outside directors. The outside directors must meet certain statutory requirements of independence. The term of office of an outside director is three years and may be extended for one additional three-year term. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the Company’s statutory audit committee, and at least one outside director must serve on each committee of the Board of Directors. The Company has appointed Irwin Federman and Ray Rothrock as its outside directors under the Israeli Companies Law.

   Independent directors

        Under the rules promulgated by the Securities and Exchange Commission (the “SEC”) and under the NASDAQ National Market regulations applicable to foreign private issuers such as the Company, on or before July 31, 2005, the Company is required to have at least three “independent” directors as that term is defined under the applicable NASDAQ National Market regulations. The current directors of the Company determined to be independent under the applicable NASDAQ National Market regulations are Irwin Federman, Ray Rothrock and David Rubner.

Audit Committee

        The Israeli Companies Law requires public companies to establish an audit committee. Under the Israeli Companies Law, an audit committee must consist of at least three directors, two of which must be outside directors. The Chairman of the Board of Directors, any director employed by or otherwise providing services to the Company, and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which the approval was granted. In addition, under the rules promulgated by the SEC and under the NASDAQ National Market regulations applicable to foreign private issuers such as the Company, on or before July 31, 2005, the audit committee must consist solely of “independent directors” as that term is defined under the applicable NASDAQ National Market regulations. Currently, the audit committee consists of three members: Irwin Federman, Ray Rothrock and David Rubner. The Company’s audit committee composition satisfies both the Israeli Companies Law and the SEC and NASDAQ National Market requirements. The audit committee’s responsibilities include identifying irregularities in the management of the Company’s business and approving related party transactions as required by the Israeli Companies Law. In addition, the audit committee reviews all subjects of an accounting or financial nature (including closing of the financial statements, relevance of accounting methods and review of internal audit procedures and plans) and issues opinions on the renewal or appointment of auditors. For more information regarding the audit committee’s policies and procedures for the appointment of outside auditors, see “Item 16C-Principal Accounting Fees and Services.” In 2003 the Audit Committee has adopted an Audit Committee Charter as required by the NASD.

Compensation Committee

        The Company’s Compensation Committee reviews and, as required, approves policies under which compensation is awarded to the Company’s executive officers and key managers and oversees the administration of the Company’s executive compensation programs, including the Company’s stock option plans. The current members of this committee are Irwin Federman and Ray Rothrock. In 2004 the Compensation Committee has adopted a Compensation Committee Charter.

Compensation of Directors and Officers

        The aggregate accrued compensation of all persons as a group who served in the capacity of director or executive officer during the years ended December 31, 2003 and 2004 was approximately $3.3 and $3.2 million, respectively. This does not include amounts expended by the Company for business travel, professional and business association dues and expenses reimbursed to officers. Except for severance payments mandated by Israeli law for all employees employed in Israel, the Company does not have any agreements with those directors who are also officers of the Company providing for benefits upon termination of employment. The Company’s directors who are officers will not receive compensation for serving as directors in 2005; the Company’s directors who are not officers will receive compensation for serving as directors in 2005. From time to time, the Company grants options under its stock option plans (described below) to its executive officers and directors. As of February 28, 2005, the Company’s executive officers and directors held options to purchase an aggregate of 13,126,996 shares under the Company’s stock option plans. The exercise prices of these options range between $2.65 and $79.79, and their expiration dates range between October 2005 and July 2011. Other than as set forth in the share ownership table under Item 7 – “Major Shareholders and Related Party Transactions,” none of the Company’s directors and officers holds more than 1% of the outstanding shares of the Company.

Stock Options

   Number of shares reserved for future grants

        Effective as of January 2000, the Company’s Board of Directors approved a plan for automatic annual increases in the number of shares authorized for issuance under the Company’s stock option plans in an aggregate amount equal to five percent (5%) of the then outstanding ordinary shares. The total annual increase is allocated 40% to the Company’s 1996 Israel Stock Option Plan (the “1996 Israel Plan”) and 60% to the Company’s 1996 United States Stock Option Plan (the “1996 U.S. Plan”), unless the Board of Directors determines a different allocation.

        On May 6, 2004, the Company’s Board of Directors reviewed the appropriateness of the number of ordinary shares reserved for issuance under the Company’s stock option plans. The review concluded that the number of shares reserved for issuance under the Company’s stock option plans exceeds the number of shares necessary for the expected net grants to employees, consultants and service providers in the foreseeable future. The Company’s Board of Directors therefore determined to reduce the number of shares reserved for future grants under the Company’s stock option plans by an aggregate of 60,000,000 ordinary shares.

        As of February 28, 2005, the aggregate number of shares reserved for future grants under the Company’s stock option plans was 54,001,156 ordinary shares.

   Israel stock option plan

        The 1996 Israel Plan was adopted by the Board of Directors on April 12, 1996 and subsequently restated, most recently in May 2004. The 1996 Israel Plan authorizes the issuance of up to 76,433,142 ordinary shares. As of February 28, 2005, 15,203,696 ordinary shares had been issued under the 1996 Israel Plan, options to purchase 23,219,264 ordinary shares were outstanding (including options incorporated from previous grants to employees in Israel prior to the adoption of the 1996 Israel Plan) and 38,010,182 ordinary shares remained available for future grants. The options exercise prices range between $2.65 and $86.54. The 1996 Israel Plan is administered by the Board of Directors. The 1996 Israel Plan provides that options granted thereunder have a maximum exercise period of seven years from the date of grant. Options granted under the 1996 Israel Plan are generally exercisable over five years. Options which expire or terminate prior to exercise, are available for future issuance.

        The Board of Directors has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant Options under the 1996 Israel Plan are issued to Israeli employees, directors, consultants, advisers and service providers of the Company. In addition, options are issued under subsidiary plans of the 1996 Israel Plan. The subsidiary plans are tailored for various jurisdictions worldwide, except for the United States, to employees of the Company’s subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, optionees that receive options under the 1996 Israel Plan are afforded certain tax benefits, excluding optionees who previously received options that were incorporated upon the adoption of the 1996 Israel Plan, and further excluding controlling shareholders of the Company or optionees who are not employees or directors of the Company. The Company has elected the benefits available pursuant to the “capital gains” alternative under the Income Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee for each of the employees who is granted options Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the trustee. The 1996 Israel Plan terminates by its terms on April 11, 2006.

   United States stock option plan

        The 1996 U.S. Plan was adopted by the Board of Directors on April 12, 1996 and was approved by the shareholders as the successor to the Company’s 1995 Stock Option Plan (the “1995 Plan”). The 1996 U.S. Plan was restated, most recently in May 2004. The 1996 U.S. Plan authorizes the issuance of up to 60,278,415 ordinary shares. As of February 28, 2005, 37,359,271 ordinary shares have been issued under the 1996 U.S. Plan, options to purchase 6,928,169 ordinary shares were outstanding (including options incorporated from the 1995 Plan) and options to purchase 15,990,974 ordinary shares remained available for future grant. The option exercise prices range between $2.65 and $86.54. Ordinary shares subject to outstanding options, including options granted under the 1995 Plan, which expire or terminate prior to exercise, would be available for future issuance under the 1996 U.S. Plan. Options granted under the 1996 U.S. Plan are generally exercisable over four years.

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

        The exercise price for options granted under the 1996 U.S. Plan may be paid in cash. Options may also be exercised on a cashless basis through the same-day sale of the purchased shares. The Compensation Committee may also permit the optionee to pay the exercise price through a promissory note payable in installments. The amount financed may include any U.S. Federal or state income and employment taxes incurred by reason of the option exercise.

        The Compensation Committee may cancel outstanding options under the 1996 U.S. Plan, in return for the grant of new options with an exercise price per share based upon the fair market value of ordinary shares on the new grant date.

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

        The Board may amend or modify the 1996 U.S. Plan at any time. The 1996 U.S. Plan terminates by its terms on April 11, 2006.

   Stock option grants to board members

        Under the Board of Directors Option Grant Program, each non-employee director who is first elected or appointed to the Board of Directors shall automatically be granted an option to purchase up to 50,000 ordinary shares on the date of such initial election or appointment, vesting over a four-year period. In addition, on the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after such annual meeting shall be granted an option to purchase up to an additional 25,000 ordinary shares, vesting in equal monthly installments over a one-year period, provided that the director has served as a non-employee director for at least six months prior to the date of such annual meeting. The exact number of ordinary shares covered by the options to be granted to each non-employee director is determined by the other directors in office immediately prior to the date of the annual meeting. All options granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Stock Market on the date of grant. The options have a maximum term of seven years, subject to earlier termination following the optionee’s cessation of Board service. The Board of Directors Option Grant Program was restated, most recently in the annual meeting of the Company’s shareholders held on June 30, 2004.

   Zone Labs 1998 stock option plan

        In connection with its acquisition of Zone Labs in March 2004, the Company assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan (the “Zone Labs Plan”), which were converted into options to purchase approximately 2.8 million shares of the Company’s ordinary shares. The Zone Labs Plan authorizes the issuance of up to 2,818,615 ordinary shares. As of February 28, 2005, 1,930,161 ordinary shares had been issued under the Zone Labs Plan and options to purchase 728,339 ordinary shares were outstanding. The options exercise prices range between $1.66 and $6.08. No further stock options can be granted under the Zone Labs Plan. The stock options generally have terms of between five and ten years and generally vest over a four-year period.

Employee Stock Purchase Plan

        On November 24, 1996, the Company adopted an Employee Stock Purchase Plan (the “Purchase Plan”), which was ratified by the Company’s shareholders. Under the Purchase Plan, 6,000,000 ordinary shares were authorized for issuance. As of February 28, 2005, 1,601,362 ordinary shares have been issued under the Purchase Plan. The Purchase Plan, which is intended to qualify under Section 423 of the U.S. Internal Revenue Code, is implemented by six-month offerings with purchases occurring at six-month intervals in January and July. The Compensation Committee of the Board of Directors administers the Purchase Plan. Employees of the Company and some of its subsidiaries are eligible to participate if they are employed full time. The Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may not exceed 15% of an employee’s compensation, nor more than 1,250 shares per participant on any purchase date. The price of the ordinary shares purchased under the Purchase Plan will be 85% of the lower of the fair market value of the ordinary shares at the beginning of the six-month offering period or on the semi-annual purchase date. Employees may terminate their participation in the Purchase Plan at any time during the offering period, and participation ends automatically on termination of employment with the Company. Each outstanding purchase right will be exercised immediately prior to a merger or consolidation of the Company. The Board may amend or terminate the Purchase Plan immediately after the close of any purchase date. However, the Board may not, without shareholder approval, materially increase the number of ordinary shares available for issuance, alter the purchase price formula so as to reduce the purchase price payable for ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants. The Purchase Plan terminates by its terms on July 31, 2006.

Change of Control Arrangements

        The Compensation Committee of the Board of Directors, as administrator of the 1996 U.S. Plan, has the authority to provide for accelerated vesting of the ordinary shares subject to outstanding options held by the executive officers in connection with certain changes in control of the Company or the subsequent termination of the officer’s employment following the change in control event.

Employees

        As of December 31, 2004, the Company had 1,344 employees, of whom 439 were engaged in research, development, and quality assurance, 568 were engaged in marketing, sales and business development, 124 were engaged in customer support, and 213 were engaged in Information systems, administration and finance. From time to time, the Company also engages a limited number of consultants, subcontractors and temporary help.  As of December 31, 2004, the Company had 88 people of the above-mentioned nature.

        As of December 31, 2004, the Company employed 538 people in Israel, 612 people in the United States and 194 people in the rest of the world. The Company’s relations with its employees in Israel are governed by Israeli labor laws. These laws differ in material respects from U.S. labor laws and, in some cases, impose material obligations on the Company (such as severance pay and mandatory cost of living increases). The Company believes that it has sufficient provisions in respect of these obligations. The Company is subject to the labor laws and regulations of other jurisdictions in the world where it has employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table sets forth certain information regarding ownership of the Company’s ordinary shares as of December 31, 2004 for each person who is known by the Company to own beneficially more than five percent of the Company’s outstanding ordinary shares:

Name of Five Percent Shareholders	Amount Beneficially Owned		Percentage of Class (3)

Gil Shwed	31,102,744	(1)	12.2%
Marius Nacht	27,981,794	(1)	11.1%
Franklin Resources, Inc.	25,625,981	(2)	10.3%

(1)	The amount includes ordinary shares owned by each of the above, directly or indirectly and options immediately exercisable or that are exercisable within 60 days from December 31, 2004. The exercise price of some of these options is greater than the current Check Point’s share market price.
(2)	Based on information contained in Schedule 13F filed with the Securities and Exchange Commission.
(3)	As to each shareholder, the percentage is calculated using the amount beneficially owned by such shareholder (as determined in accordance with footnote (1)) divided by the number of total outstanding ordinary shares and the shares issuable pursuant to the exercise of options exercisable within 60 days from December 31, 2004, if any, held by such shareholder. Ordinary shares subject to options that are immediately exercisable or exercisable within 60 days of December 31, 2004 are deemed outstanding for computing the ownership percentage of the shareholder holding such options, but are not deemed outstanding for computing the ownership of any other shareholder.

        According to the Company’s transfer agent, as of March 31, 2005 there were 293 holders of record of the Company’s ordinary shares residing in the United States, holding 204,019,216 ordinary shares, or 83% of the aggregate number of ordinary shares outstanding.

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

Dividend Policy

        Out of the Company’s retained earnings of $1,515 million as of December 31, 2004, approximately $568 million were tax-exempt. Tax-exempt income, attributable to the Company’s status as an Approved Enterprise under Israeli tax law, can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Tax will be levied if the Company decides to distribute such income in the future. Currently, the Company intends to reinvest the amount of its tax-exempt income.

Legal Proceedings

        Beginning on August 29, 2003, Check Point received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of Check Point ordinary shares, alleging violations of Section 10(b) of the Exchange Act, Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. On November 20, 2003, the court consolidated all of the complaints into one action and appointed a lead plaintiff. On January 14, 2004, the lead plaintiff filed a Consolidated Amended Complaint, purporting to represent a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that Check Point and certain of its senior officers made misrepresentations and omissions regarding, among other things, Check Point’s sales, revenue, and future prospects. Check Point retained counsels and filed a motion to dismiss the complaint pursuant to Rule 12(b)(6) and Rule 9(b) of the Federal Rules of Civil Procedure and Section 21D(b)(3) of the Exchange Act. On March 7, 2005 Check Point’s motion to dismiss was granted by the District Court. The issued Order permits the plaintiffs to file an amended complaint to cure the defects in the dismissed complaint by April 22, 2005. Further analysis cannot be provided until the submission of an amended complaint. Check Point continues to dispute the allegations of wrongdoing and intends to defend the matter vigorously. Check Point maintains applicable insurance as well as a financial reserve in its financial statements as of December 31, 2004.

39

        On November 16, 2004, Etay Bogner, a shareholder of SofaWare, filed a motion in the Tel-Aviv District Court asking that the court authorize him to conduct a shareholders derivative suit against the Company on behalf of SofaWare in the amount of NIS 22.7 million ($5.1 million), not including linkage and interest. The suit relates to discounts, sales commissions and royalties that the plaintiff alleges the Company owes to SofaWare, with respect to products that were sold by or through the Company. The matter is at a preliminary stage and the Company’s management is therefore unable to estimate its effect on the Company’s financial results.

        On December 14, 2004, Adi Ruppin, a shareholder and director of SofaWare, filed an initiating motion in the Tel-Aviv District Court against the Company. The motion alleges that the Company is oppressing the plaintiff, who is a minority shareholder of SofaWare. Therefore, the plaintiff is asking the court to compel the Company to purchase the plaintiff’s shares in SofaWare, based upon a valuation to be determined by an independent expert. The plaintiff is also seeking disclosure of information and documents relating to the business plans of the Company and SofaWare, and to the inter-company balances between the two companies. The matter is at a preliminary stage and the Company’s management is therefore unable to estimate its effect on the Company’s financial results.

ITEM 9.	THE OFFER AND LISTING

        The Company’s ordinary shares are traded publicly on the NASDAQ National Market under the symbol “CHKP.”

        The following table lists the high and low prices for the ordinary shares for the periods indicated as reported by the NASDAQ National Market:

	High	Low

2000	118.58	29.08
2001	113.33	19.56
2002	49.47	10.37
2003	22.20	13.35
2004	27.16	16.46
2003
First Quarter	16.37	13.35
Second Quarter	22.20	14.25
Third Quarter	21.51	15.73
Forth Quarter	18.54	16.01

2004
First Quarter	24.12	16.82
Second Quarter	27.09	21.30
Third Quarter	27.16	16.46
Forth Quarter	26.21	16.90

Most recent six months
October 2004	22.99	16.90
November 2004	24.75	22.03
December 2004	26.21	23.71
January 2005	25.42	22.20
February 2005	25.31	21.65
March 2005	22.90	20.12

        On March 31, 2005, the last reported sale price of the Company’s ordinary shares on the NASDAQ National Market was $21.72 per share.

ITEM 10.	ADDITIONAL INFORMATION

        The objectives and purposes of the Company are to engage in any lawful activity everywhere in the world. In connection therewith, Check Point develops, markets and supports Internet security solutions for enterprise and high-end networks, service providers, small businesses and consumers. The Company delivers solutions that enable secure, reliable and manageable communications over Internet Protocol networks including the Internet, intranets and extranets.

Articles of Association

        The following is a summary of the material provisions of the Company’s Articles of Association and related provisions of Israeli corporate law. This summary is qualified in its entirety by reference to the complete text of the Articles of Association; see “Item 4 – Information on the Company – General” and “Item 19 – Exhibits.”

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

        An ordinary resolution (such as resolution for the election of directors and the appointment of auditors) shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. A special or extraordinary resolution (such as a resolution amending the Memorandum of Association or Articles of Association or approval of a winding-up of the Company or a merger involving the Company) shall be deemed adopted if approved by the holders of not less than 75% of the voting power represented at the meeting, in person or by proxy, and voting thereon.

        The Israeli Companies Law requires that the shareholders approve certain transactions, actions and arrangements. Such transactions, actions and arrangements include:

■	arrangements with a director as to the terms of office or compensation;

■	certain extraordinary transactions (as defined in the Israeli Companies Law); and

■	any action or extraordinary transaction involving a director or officer in which a majority of the Board or the statutory audit committee has a personal interest.

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

   Provisions affecting a potential change of control

        The Company’s Articles of Association provide that the Company may not engage in any business combination with an interested shareholder for a period of three years following the date that such shareholder became an interested shareholder, unless:

■	prior to such date, the Board of Directors approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder; or

■	upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 75% of the voting shares of the Company outstanding at the time the transaction commenced.

        A business combination includes:

■	any merger or consolidation involving the Company and the interested shareholder;

■	any sale, transfer, pledge or other disposition of 10% or more of the assets of the Company in a transaction involving the interested shareholder;

■	subject to certain exceptions, any transaction that results in the issuance or transfer by the Company of any shares of the Company to the interested shareholder;

■	any transaction involving the Company that has an effect of increasing the proportionate share of the shares of any class or series of the Company beneficially owned by the interested shareholder; or

■	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the Company.

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

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

■	any amendment to the articles of association;

■	an increase of the company's authorized share capital;

■	a merger; or

■	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote and any shareholder who, under the company’s articles of association, can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. A recent amendment to the Israeli Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Israeli Companies Law does not describe the substance of this duty.

   Indemnification of directors and officers; Limitations on liability

        Israeli law permits a company to insure an office holder in respect of liabilities incurred by him or her as a result of an act or omission in the capacity of an office holder for:

■	a breach of the office holder's duty of care to the company or to another person;

■	a breach of the office holder’s fiduciary duty to the company, provided that he or she acted in good faith and had reasonable cause to believe that the act would not prejudice the company; and

■	a financial liability imposed upon the office holder in favor of another person.

        Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with the acts or omissions of such person in his or her capacity as an office holder:

■	monetary liability imposed upon him or her in favor of a third party by a judgment, including a settlement or an arbitral award confirmed by the court; and

■	reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon him or her by a court, in a proceeding brought against him or her by or on behalf of the company or by a third party, or in a criminal action in which he or she was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted.

        Furthermore, a company can, with a limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

        The Company’s Articles of Association allow for insurance, exculpation and indemnification of office holders to the fullest extent permitted by law. The Company has entered into indemnification, insurance and exculpation agreements with its directors and senior officers, following shareholder approval of these agreements. The Company has directors’ and officers’ liability insurance covering the officers and directors of the Company and its subsidiaries for certain claims.

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

NASDAQ National Market Corporate Governance Rules

        In accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of the NASDAQ Stock Market, Inc., the Company has received an exemption from the requirement to distribute an annual report to its shareholders prior to the Company’s annual general meeting of shareholders.  The basis for the exemption is the fact that the generally accepted business practice in Israel, where the Company is incorporated, is not to distribute an annual report to shareholders.  The Company posts its Annual Report on Form 20-F on its Website (www.checkpoint.com) promptly following the filing of the Annual Report on Form 20-F with the Securities and Exchange Commission.

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

   Tax reform

        On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (amendment No.132), 2002, commonly referred to as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

        The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

■	Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

■	Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

■	Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his or her holdings in such corporation, as if such income were distributed to him or her as a dividend;

■	Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax Applicable to Shareholders” below;

■	Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

   Statutory corporate tax rate

        Israeli companies are subject to corporate tax on their taxable income. The applicable rate is 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter. However in the Company’s case, the rate is currently effectively reduced, as described below.

        Tax benefits under the Law for the Encouragement of Capital Investments, 1959

        The Company’s facilities have been granted Approved Enterprise status pursuant to the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, which provides certain tax and financial benefits to investment programs that have been granted such status.

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

        A company owning an Approved Enterprise may elect to receive either governmental grants or an alternative package of tax benefits. Under the alternative package a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of two to ten years (depending on the geographic location of the Approved Enterprise within Israel). The exemption commences in the first year of taxable income, and taxed at a reduced corporate tax of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company. The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of approval, whichever is earlier. A Foreign Investors Company (“FIC”), as defined in the Investment Law, may enjoy benefits for an extended period of up to ten years. A FIC is a company which more than 25% of its shareholders are non-Israeli residents.

        The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.

        Distribution of earnings derived from Approved Enterprise which were previously taxed at reduced tax rates, would not result in additional tax consequences to the Company. However, if retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, the Company would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%). The Company is not obliged to distribute exempt retained profits under the alternative package of benefits, and may generally decide from which source of income to declare dividends. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Dividends from Approved Enterprises are generally taxed at a rate of 15% (which is withheld and paid by the Company paying the dividend) if such dividend is distributed during the benefits period or within 12 years thereafter. The 12-year limitation does not apply to an FIC.

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

        New legislation to replace the Investment Law is currently pending final approval of the Israeli Parliament. The proposed new legislation imposes additional eligibility criteria for Approved Enterprise benefits. The proposed new legislation would also offer additional forms of alternative benefits. The Company’s management does not believe that the new legislation, if adopted in accordance with the current proposal, would have a material effect on the Company in 2005.

        Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969

        According to the Law for the Encouragement of Industry (Taxation), 1969, commonly referred to as the Industry Encouragement Law, an Industrial Company is a company resident in Israel, that at least 90% of its income in any tax year (determined in Israeli currency, exclusive of income from certain government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity. The Company believes it currently qualifies as an Industrial Company within the definition of the Industry Encouragement Law. Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

■	Deduction of purchases of know-how and patents over an eight-year period for tax purposes;

■	Right to elect, under specified conditions, to file a consolidated tax return with related Israeli Industrial Companies; and

■	Accelerated depreciation rates on equipment and buildings.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. The Israeli tax authorities may determine that the Company does not qualify as an Industrial Company, which would entail the loss of the benefits that relate to this status. In addition, no assurance can be given that the Company will continue to qualify as an Industrial Company, in which case the benefits described above will not be available in the future.

   Special provisions relating to measurement of taxable income

        Until December 31, 2001, the Company measured its taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, commonly referred to as the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Since January 1, 2002, the Company elected to measure its taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation.

   Stamp tax

        Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003. The Company has recently received from the tax authorities a request to list all agreements signed since June 2003.

        The Company has received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or to the amount to be paid. The Company’s management believes that the applicable provision in its financial statements as of December 31, 2004, is adequate to cover probable costs arising from this law.

   Capital gains tax applicable to shareholders

        Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an Industrial Company, as defined by the Industry Encouragement Law, that are traded on specified non-Israeli markets, including The NASDAQ National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This partial exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Inflationary Adjustments Law. The Company believes that it is currently an Industrial Company, as defined by the Industry Encouragement Law. The status of a company as an Industrial Company may be reviewed by the tax authorities from time to time. There can be no assurance that the Israeli tax authorities will not deny the Company’s status as an Industrial Company, possibly with retroactive effect.

        On January 1, 2003, the Tax Reform came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to:

■	dealers in securities;

■	shareholders that report in accordance with the Inflationary Adjustments Law; or

■	shareholders who acquired their shares prior to an initial public offering.

        The tax basis of shares acquired prior to January 1, 2003 will be determined as the higher between the original price paid for the share and the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the NASDAQ National Market, provided such shareholders did not acquire their shares prior to an initial public offering and do not have a permanent establishment in Israel. In any event, the provisions of the Tax Reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

        In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, commonly referred to as the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the company’s voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the company’s voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

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

   Credit for Israeli taxes withheld

        Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will generally be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation shall apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential shall also apply to any qualified dividend income. The rules relating to foreign tax credits are complex, and each investor should consult his or her tax advisor to determine whether and if he or she would be entitled to this credit.

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

   Information reporting and back up withholding

        Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the current rate of 28% (increased to 31% for taxable years 2011 and thereafter). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Amounts withheld as backup withholding may be credited against a U.S. Shareholder’s federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Market risks relating to the Company’s operations result primarily from weak economic conditions in the markets in which the Company sells its products and from changes in exchange rates or in interest rates. Other than forward exchange currency contracts and forward rate agreements described below, which are used for hedging interest rates and cash flow in transactions not denominated in U.S. dollars, the Company does not use derivative financial instruments in its investment portfolio.

        The table below presents principal amounts and related weighted average rates by date of maturity for the Company’s investments in cash and cash equivalents, deposits and marketable securities held as of December 31, 2004.

		Maturity					Total Book Value	Fair Value at Dec. 31, 2004
		2005	2006	2007	2008	2009 onwards
			(in thousands, except percentage)

Government and Corporate	Book Value	$403,835	$271,723	$135,301	$43,006	$35,881	$889,746	$886,569
Securities - Fixed interest rates	WAIR*	3.34%	2.88%	3.12%	3.63%	3.90%	3.20%

Structured Products***	Book Value	$181,495	-	-	-	-	$181,495	$182,458
	WAIR*	5.34%	-	-		-	5.34%

Mortgage and Asset Backed	Book Value	$65,278	$45,404	$32,962	$11,303	$2,515	$157,462	$155,424
Securities	WAIR*	2.81%	2.94%	2.99%	3.58%	2.51%	2.94%

Auction Rate Securities	Book Value	$120,056	-	-	-	-	$120,056	$120,375
	WAIR*	2.66%	-	-	-	-	2.66%
Government and Corporate	Book Value	$21,135	$28,067	$16,883	-	-	$66,085	$66,081
Securities - Floating interest rates**	WAIR*	2.73%	3.05%	2.85%	-		2.90%

Money Market instruments	Book Value	$4,789	-	-	-	-	$4,789	$4,796
	WAIR*	2.28%	-	-	-	-	2.28%

Money market Fund & Cash	Book Value	$157,655	-	-	-	-	$157,655	$157,655
	WAIR*	1.70%	-	-	-	-	1.70%

Total	Book Value	$954,243	$345,194	$185,146	$54,309	$38,396	$1,577,288	$1,573,358
	WAIR*	3.31%	2.90%	3.07%	3.62%	3.81%	3.21%

*	WAIR –Weighted Average Interest Rate
**	Based upon LIBOR as of December 31, 2004
***	Composed mainly of range accrual bonds and inverse floating interest rate bonds (see also Note 3 of the financial statements) and bear interest rate related to the LIBOR. There is no assurance that this WAIR could be maintained in the future due to the nature of these products

Foreign Currency Risk

        Most of the Company’s sales are denominated in U.S. dollars. In addition, a substantial portion of the Company’s expenses is incurred in U.S. dollars. The Company’s management believes that the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate, and thus the U.S. dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar (principally cash and cash equivalents and liabilities) are remeasured into U.S. dollars using the foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statement of income as financial income or expenses, as appropriate.

        The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese Yen as well as anticipated expenses denominated in Euro with forward and option contracts. The Company monitors its foreign currency exposures periodically to maximize the overall effectiveness of its foreign currency hedge positions. If these derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities through earnings or recognized in other comprehensive income for firm commitments until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

        As of December 31, 2004, the Company’s management believes that because the above transactions are carried out with well-established institutions, liabilities owing to the Company will be fulfilled. Total outstanding zero cost collar contracts and forward contracts to hedge customers’ balances to sell/purchase U.S. dollars in exchange for Japanese Yen were in the amount of $25.6 million. The above transactions were for a period of up to twelve months. As of December 31 2004, the Company expects to reclassify during the following year an insignificant amount of unrealized losses from accumulated other comprehensive loss to expenses.

Interest Rate Risk

        The Company’s exposure to market risk for changes in interest rates relates primarily to the Company’s investment in marketable securities. The Company’s marketable securities are comprised of U.S., European and other government and corporate debt instruments. The fair value of the Company’s long and short-term securities is based upon their market values as of December 31, 2004.

        In 2003, the Company has entered into forward rate agreements in the amount of $25 million that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreements were settled in August 2004, resulting in an immaterial gain presented in the statement of income as financial income. During 2004, the Company has entered into additional forward rate agreements in the amount of $125 million for a 12 month period beginning one year after the date of the agreement. As of December 31, 2004, the Company incurred an immaterial unrealized gain in respect of these agreements.

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

        (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the SEC is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the Chief Executive Officer and Chief Financial Officer, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report are effective. Notwithstanding the foregoing, there can be no assurance that the Company’s disclosure controls and procedures will detect or uncover all failures of persons within Check Point to disclose material information otherwise required to be set forth in the Company’s reports.

        (b) There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions were taken with regard to significant deficiencies and material weaknesses.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        The Company’s Board of Directors has determined that Mr. Irwin Federman is an “audit committee financial expert” and that he is independent under the applicable rules promulgated by the SEC and the NASDAQ National Market.

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

ITEM 16C.	PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees and Services

        The table below summarizes the audit fees paid by the Company and its consolidated subsidiaries during 2003 and 2004.

	Year Ended December 31, 2003		Year Ended December 31, 2004
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)

Audit Fees	$343	36%	$379	49%
Audit-Related Fees (1)	75	8	59	8
Tax Fees (2)	544	56	327	43

Total	962	100	765	100

(1) “Audit-related fees” are fees related to due diligence investigations and to other assignments relating to internal control and procedures over financial reporting.

(2) “Tax fees” are fees for professional services rendered by the Company’s auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

   Audit Committee’s pre-approval policies and procedures

        The Audit Committee of the Company’s Board of Directors chooses and engages the Company’s independent auditors to audit the Company’s financial statements. In March 2004, the Company’s Audit Committee adopted a policy requiring management to obtain the Audit Committee’s approval before engaging the Company’s independent auditors to provide any audit or permitted non-audit services to the Company or its subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence or the Company’s auditors, requires the Audit Committee to pre-approve annually various audit and non-audit services that may be performed by the Company’s auditors. In addition, the Audit Committee limited the aggregate amount of fees the Company’s auditors may receive during 2004 for non-audit services in certain categories.

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

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Set forth below is information concerning repurchases of ordinary shares that the Company effected during the year ended December 31, 2004.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
				(in thousands)

January 1 - January 31	N/A	N/A	N/A	$200,000
February 1 - February 28	N/A	N/A	N/A	$200,000
March 1 - March 31	N/A	N/A	N/A	$200,000
April 1 - April 30	605,000	$24.9	605,000	$185,040
May 1 - May 31	2,354,800	$23.3	2,354,800	$130,170
June 1 - June 30	360,000	$24.2	360,000	$121,430
July 1 - July 31	800,000	$18.5	800,000	$106,640
August 1 - August 31	5,949,000	$18.2	5,949,000	0
September 1 - September 30	N/A	N/A	N/A	0
October 1 - October 31	200,000	$22.6	200,000	$195,470
November 1 - November 30	1,655,000	$23.4	1,655,000	$156,900
December 1 - December 31	50,000	$24.1	50,000	$155,695

Total	11,973,800	N/A	11,973,800	N/A

*	First program, to repurchase of up to $200,000,000 of the Company’s outstanding ordinary shares was announced on October 28, 2003 and was concluded on August 24, 2004.
**	Second program to repurchase up to an additional $200,000,000 of the Company’s outstanding ordinary shares was announced on October 28, 2004 and is in effect as of March 31, 2005.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        The Company has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-33 incorporated herein.

ITEM 19.	EXHIBITS

1	Articles of Association (incorporated by reference to Exhibit 2.5 of the Company's annual report on Form 20-F for the year ended December 31, 2000)

4.1	Form of Indemnification Agreement between the Company and its officers and directors (Incorporated by reference to exhibit 4.1 of the Company's annual report on Form 20-F for the year ended December 31, 2001)

4.2	Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Zanzibar Acquisition, L.L.C., and Zone Labs, Inc., dated as of December 15, 2003 (incorporated by reference to exhibit 4.2 of the Company's annual report on Form 20-F for the year ended December 31, 2003)

4.5	The 1996 Israel Stock Option Plan, adopted by the Board of Directors on April 12, 1996 (Incorporated by reference to exhibit 10.3 filed with the Registrant's Form F-1 Registration Statement originally filed with the Securities and Exchange Commission on May 31, 1996)

4.6	The Restated and Amended 1996 Section 102 Share Option Plan, effective as of January 2000

4.7	Addendum to the Restated and Amended 1996 Section 102 Share Option Plan, effective as of February 2003

4.8	The 1996 United Stated Stock Option Plan, adopted by the Board of Directors on April 12, 1996

8	List of subsidiaries (incorporated by reference to "Item 4 - Information on the Company - Organizational Structure" in this Annual Report on Form 20-F)

10	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform audits of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel March 31, 2005	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share amounts)

	December 31,
	2003	2004

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$327,188	$157,655
Short-term bank deposits	16,888	-
Marketable securities	792,270	796,588
Trade receivables (net of allowances for doubtful accounts and product returns of
$ 7,400 and $ 7,041 as of December 31, 2003 and 2004, respectively)	72,754	96,006
Other accounts receivable	19,667	20,517

Total current assets	1,228,767	1,070,766

LONG-TERM ASSETS:
Long-term investments	466,847	623,514
Other long-term assets	417	398
Property and equipment, net	7,394	8,144
Severance pay fund	4,721	5,237
Deferred tax asset, net	5,519	8,439
Intangible assets, net	-	25,857
Goodwill	-	175,536

Total long-term assets	484,898	847,125

Total assets	$1,713,665	$1,917,891

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share amounts)

	December 31,
	2003	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$4,556	$6,046
Employee and payroll accruals	31,049	38,043
Deferred revenues	105,889	141,114
Accrued expenses and other liabilities	103,740	93,843

Total current liabilities	245,234	279,046

ACCRUED SEVERANCE PAY	6,886	8,021

Total liabilities	252,120	287,067

SHAREHOLDERS' EQUITY:
Share capital -
Authorized: 500,000,000 Ordinary shares of NIS 0.01 par value; 10 Deferred shares of NIS 1 par value; 5,000,000 Preferred shares of NIS 0.01 par value as of December 31, 2003 and 2004;
Issued: 249,276,058 and 260,191,598 Ordinary shares as of December 31, 2003 and 2004, respectively; Outstanding: 249,276,058 and 248,217,798 Ordinary
shares as of December 31, 2003 and 2004, respectively; 1 Deferred share
and no Preferred shares as of December 31, 2003 and 2004	747	771
Additional paid-in capital	193,504	369,246
Accumulated other comprehensive income	158	206
Deferred stock-based compensation	-	(10,342)
Treasury shares at cost - 0 and 11,973,800 Ordinary shares as of December 31,
2003 and 2004, respectively	-	(244,586)
Retained earnings	1,267,136	1,515,529

Total shareholders' equity	1,461,545	1,630,824

Total liabilities and shareholders' equity	$1,713,665	$1,917,891

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,
	2002	2003	2004

Revenues:
Products and licenses	$256,113	$230,096	$275,677
Software subscriptions	130,879	161,690	196,327
Support, training and consulting	39,997	40,786	43,356

Total revenues	426,989	432,572	515,360

Operating expenses:
Cost of revenues*	20,693	18,923	27,784
Research and development	28,709	29,314	43,186
Selling and marketing	104,606	111,007	132,796
General and administrative	17,969	17,644	23,657
Acquired in-process research and development	-	-	23,098
Stock-based compensation**	-	-	4,620

Total operating expenses	171,977	176,888	255,141

Operating income	255,012	255,684	260,219
Financial income, net	49,314	43,506	44,777

Income before taxes on income	304,326	299,190	304,996
Taxes on income	49,246	55,311	56,603

Net income	$255,080	$243,879	$248,393

Net earnings per share:

Basic net earnings per Ordinary share	$1.04	$0.98	$0.99

Diluted net earnings per Ordinary share	$1.00	$0.96	$0.95

* Cost of revenues is comprised mainly from cost of support, training and consulting services and amortization of acquired technology.

** Amortization of deferred stock-based compensation to employees and others is allocated as follows:

Cost of revenues			$137
Research and development			1,297
Selling and marketing			2,745
General and administrative			441

Total deferred stock-based compensation expenses			$4,620

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2002	$735	$143,907	$-	$-	$2,909	$768,177		$915,728
Tax benefit related to exercise of stock options	-	4,597	-	-	-	-		4,597
Issuance of shares under stock purchase plan and
upon exercise of (3,084,806 Ordinary shares),
net	5	14,731			-	-		14,736
Comprehensive income (loss) -
Realized gain on hedging derivative instruments	-	-	-	-	(2,909)	-	$(2,909)	(2,909)
Unrealized loss on hedging derivative instruments	-	-	-	-	(190)	-	(190)	(190)
Net income	-	-	-	-	-	255,080	255,080	255,080

Total comprehensive income							$251,981

Balance as of December 31, 2002	740	163,235	-	-	(190)	1,023,257		1,187,042
Tax benefit related to exercise of stock options	-	12,566	-	-	-	-		12,566
Issuance of shares under stock purchase plan and
upon exercise of options (3,367,231 Ordinary
shares), net	7	17,703	-	-	-	-		17,710
Comprehensive income -			-	-
Realized loss on hedging derivative instruments	-	-	-	-	190	-	$190	190
Unrealized gain on hedging derivative
instruments	-	-	-	-	158	-	158	158
Net income	-	-	-	-	-	243,879	243,879	243,879

Total comprehensive income							$244,227

Balance as of December 31, 2003	747	193,504	-	-	158	1,267,136		1,461,545
Tax benefit related to exercise of stock options	-	1,160	-	-	-	-		1,160
Issuance of shares under stock purchase plan and
upon exercise of options (5,609,964 Ordinary
shares), net	12	34,469	-	-	-	-		34,481
Issuance of shares in conjunction with the
acquisition of Zone Labs, net (5,305,576
Ordinary shares)	12	91,352	-	-	-	-		91,364
Stock options assumed in conjunction with the
acquisition of Zone Labs (2,847,365 options
for Ordinary shares)	-	50,393	(16,594)	-	-	-		33,799
Reversal of deferred stock-based compensation
upon forfeiture of options issued to employees	-	(1,632)	1,632	-	-	-		-
Treasury shares at cost (11,973,800 ordinary
shares)	-	-	-	(244,586)	-	-		(244,586)
Amortization of deferred stock-based compensation	-	-	4,620	-	-	-		4,620
Comprehensive income -	-	-	-	-
Realized gain on hedging derivative instruments	-	-	-	-	(158)	-	$(158)	(158)
Unrealized gain on hedging derivative
instruments	-	-	-	-	206	-	206	206
Net income	-	-	-	-	-	248,393	248,393	248,393

Total comprehensive income							$248,441

Balance as of December 31, 2004	$771	$369,246	$(10,342)	$(244,586)	$206	$1,515,529		$1,630,824

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,
	2002	2003	2004

Cash flows from operating activities:
Net income	$255,080	$243,879	$248,393
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	7,390	6,030	5,519
Amortization of marketable securities premium and accretion of
discount, net	7,565	17,652	17,528
Acquisition of in-process research and development	-	-	23,098
Amortization of intangible assets	-	-	4,232
Stock-based compensation	-	-	4,620
Deferred income taxes, net	796	(556)	257
Decrease (increase) in trade receivables, net	1,129	411	(20,636)
Increase in other accounts receivable and long-term assets	(527)	(1,935)	(8)
Increase (decrease) in trade payables	(24)	(365)	922
Increase in employees and payroll accruals	3,597	1,299	5,620
Increase (decrease) in accrued expenses and other liabilities	635	4,849	(15,906)
Increase in deferred revenues	3,524	6,662	26,613
Tax benefit related to exercise of stock options	4,597	12,566	1,160
Increase in accrued severance pay, net	60	309	619
Others	105	84	9

Net cash provided by operating activities	283,927	290,885	302,040

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs (a)	-	-	(95,343)
Proceeds from short-term bank deposits	125,884	24,279	16,888
Investment in short and long-term bank deposits	(43,229)	-	-
Proceeds from held-to-maturity marketable securities	803,903	736,159	904,377
Investment in held-to-maturity marketable securities	(955,244)	(1,183,323)	(1,082,890)
Purchase of property and equipment	(4,596)	(2,971)	(4,500)

Net cash used in investing activities	(73,282)	(425,856)	(261,468)

Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon
exercise of options, net of expenses	14,736	17,710	34,481
Purchase of treasury shares at cost	-	-	(244,586)

Net cash provided by (used in) financing activities	14,736	17,710	(210,105)

Increase (decrease) in cash and cash equivalents	225,381	(117,261)	(169,533)
Cash and cash equivalents at the beginning of the year	219,068	444,449	327,188

Cash and cash equivalents at the end of the year	$444,449	$327,188	$157,655

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$25,570	$31,913	$68,133

(a) Acquisition of Zone Labs:
Fair value of net assets acquired (excluding cash) and
liabilities assumed at the acquisition date			$238,011
Amount paid in Ordinary shares and options			142,668

Amount paid in cash			$95,343

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:	–	GENERAL

a.	Check Point Software Technologies Ltd. ("Check Point Ltd."), an Israeli corporation, and its subsidiaries (collectively the "Company" or "Check Point"), are engaged in developing, marketing and supporting Internet security solutions for enterprise networks and service providers.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network security products, packaged and marketed mostly under the VPN-1 product family and related software subscription, support technical services and training program. The Company sells its software products worldwide through multiple distribution channels ("channel partners") including distributors, resellers, system integrators, Original Equipment Manufacturers ("OEMs") and Managed Security service Providers ("MSPs").

At the end of 2002, the Company established a wholly-owned Singapore resident subsidiary to manage most of its financial assets. The financial management is performed by the subsidiary's U.S. branch.

b.	On March 26, 2004, the Company acquired all of the outstanding shares of Zone Labs Inc. ("Zone Labs"), a leading provider of endpoint security solutions for enterprises, small businesses and consumers. The acquisition of Zone Labs enables the Company to deliver a comprehensive end-to-end Internet security to all types of customers. The transaction was accounted for using the purchase method of accounting and, accordingly the operating results of Zone Labs have been included in the Company's accompanying consolidated statements of income from the date of acquisition.

The total purchase price of Zone Labs was composed as follows:

Cash paid	$113,571
Fair value of Ordinary shares issued	92,275
Fair value of options assumed	50,393
Acquisition related costs	913

Total purchase price	$257,152

The fair value of the Ordinary shares issued was determined using the average closing price of the Company’s Ordinary shares in the period of two trading days before and after the announcement date, December 15, 2003. The Company issued 5,338,368 Ordinary shares based upon the number of shares of Zone Labs outstanding as of December 15, 2003 and the exchange ratio in accordance with the acquisition agreement. The Company also issued options to purchase approximately 2.8 million Ordinary shares in exchange for all Zone Labs employees stock options outstanding as of March 26, 2004. The fair value of the Company’s options issued was determined using the Black-Scholes option-pricing model with the following assumptions: volatility of 44%; risk-free interest of 2%; dividend yield of 0%; and expected life of 0.7 years after the option is vested.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:	–	GENERAL (Cont.)

The Company has allocated the purchase price of Zone Labs' acquisition as of March 26, 2004 as follows:

Cash	$19,141
Tangible assets	4,806
Deferred tax asset	15,566
Liabilities assumed	(15,642)
Deferred tax liability	(12,036)
In-process research and development	23,098
Core technology	21,659
Contracts	910
Trademarks	7,520
Goodwill	175,536
Deferred stock-based compensation	16,594

Total purchase price	$257,152

The Company recorded a deferred tax asset of $ 15,666 primarily relating to net operating loss and tax credit carryforwards, as well as to reserves and accruals acquired as part of the acquisition. In addition, a deferred tax liability of $ 12,036 was recorded for the difference between the assigned values and the tax bases of the core technology, trademarks and contracts acquired in the acquisition.

The weighted average amortization period of core technology and contracts is four years. These assets are amortized on a straight-line basis over their useful lives which best represent the distribution of their economic value.

Trademarks value represents the recognition value of Zone Labs’ brand name as a result of advertising expenditures for customer relations and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company. The value of the trademarks was determined using the discounted cash flow approach at a discount rate of 20%. Trademarks will not be amortized and will be tested for impairment at least annually.

Goodwill of $ 175,536 represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually.

At the acquisition date, the Company recorded a $ 23,098 charge for acquired in-process research and development (“IPR&D”) in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. The expected future cash flow attributable to the in-process technology was discounted at 25%. At the time of the acquisition it was estimated that these IPR&D projects were 32% complete, and will be completed over the next 3 years.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:	–	GENERAL (Cont.)

In conjunction with the acquisition of Zone Labs, the Company recorded deferred stock-based compensation in the amount of $ 16,594, which represents the intrinsic value of approximately 2.8 million options to purchase the Company's Ordinary shares that the Company issued in exchange for Zone Labs' unvested stock options. This amount is included in the total fair value of the Zone Labs' options assumed of $ 50,393. Deferred stock-based compensation is amortized over the remaining vesting period of the related options on a straight-line basis. During the year ended December 31, 2004, amortization of deferred stock-based compensation associated with these options amounted to $ 4,620. The estimated amortization of deferred stock-based compensation is $ 4,873 for 2005, $ 3,664 for 2006, $ 1,780 for 2007 and $ 74 for 2008.

The results of operations of Zone Labs are included in the Company's consolidated financial statements from March 26, 2004. The following table presents pro forma results of operations and gives effect to the acquisition of Zone Labs as if the acquisition had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net income for each period presented excludes the write-off of acquired IPR&D of $23,098 and includes amortization of intangible assets related to the acquisition of $1,410 per quarter and amortization of deferred stock-based compensation of $1,540 per quarter. The unaudited pro forma information is as follows:

	Year ended December 31,
	2003	2004
	Unaudited

Revenues	$457,247	$526,236

Net income	$210,723	$244,123

Basic net earnings per share	$0.83	$0.97

Diluted net earnings per share	$0.81	$0.93

c.	During 2002, 2003 and 2004, approximately 13% of revenues in each year were derived from a single channel partner, the Company’s largest distributor. During 2002, 2003 and 2004, approximately 36%, 35% and 35%, respectively, of revenues in each year were derived from the five largest distributors and resellers.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

U.S GAAP requires management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. To the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

b.	Financial statements in United States dollars:

Most of the Company’s revenues are denominated in United States dollars (“dollars”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard No. 52 “Foreign Currency Translation (“SFAS No. 52”). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Check Point Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months but less than one year were included in short-term bank deposits. Deposits presented at cost, while related accrued interest is included in other accounts receivable.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with Statement of Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115").

Management determines the appropriate classification of its investments in government and corporate marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity as the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in financial income, net. Interest income resulting from investments in structured notes that are classified as held to maturity is accounted for under the provision of Emerging Issue Task Force No. 96-12, "Recognition of Interest Income and Balance Sheet Classification of Structured Notes" ("EITF No. 96-12"). Under EITF No. 96-12, the retrospective interest method should be used for recognizing interest income.

g.	Property and equipment:

Property and equipment are stated at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets, ranging from two to ten years. Leasehold improvements are amortized by the straight-line method over the shorter of their useful life or the term of the lease.

h.	Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2003 and 2004, no material impairment was recorded.

i.	Goodwill and other intangible assets:

Goodwill, indefinite-lived intangible assets and certain other purchased intangible assets have been recorded as a result of the acquisition of Zone Labs. Goodwill and indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized using the straight-line basis over the remaining useful lives of four years.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

SFAS No. 142 requires goodwill and indefinite-lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. During 2004, no impairment losses were identified.

j.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. Statement of Financial Accounting Standard No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

k.	Revenue recognition:

The Company derives its revenues from products and licenses, software subscriptions, support, training and consulting. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users through its Web site.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition ("SOP No. 97-2"), as amended. In addition, the Company has adopted Statement of Position No. 98-9, "Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 requires that revenue be recognized under the "residual method" when Vendor Specific Objective Evidence ("VSOE") of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software subscription and support revenues included in multiple-element arrangements are deferred and either recognized on a straight-line basis over the term of the software subscription and support agreement or when consulting and training services are performed. Revenues earned on software arrangements involving multiple-elements are allocated to each undelivered element based on VSOE of fair value. The VSOE of fair value of the undelivered elements (software subscription, support, consulting services and training) is determined based on the price charged for the undelivered element when sold separately or renewed.

The Company maintains certain provisions for product returns, in accordance with Statement of Financial Accounting Standard No. 48, "Revenue Recognition When Right of Return Exists", based on its experience with historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 2,098 and $ 1,531 as of December 31, 2003 and 2004, respectively.

Deferred revenue includes unearned amounts received under software subscription and support contracts.

l.	Severance pay:

The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the net increase in its funded or unfunded severance liability. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability is fully provided by monthly payments deposited with insurers and by a reserve established by the Company to cover the portion of this liability not covered by the Company's deposits.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2002, 2003 and 2004, were $ 1,741, $ 1,437 and $ 2,240, respectively.

m.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but not greater than $ 13 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. From January 1, 1996 (inception) to December 31, 2004, the Company made no matching contributions to the plan.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004, were $ 11,502, $ 8,371 and $ 12,317, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities and trade receivables. The majority of the Company's cash and cash equivalents and marketable securities is held by the Company's Singapore resident subsidiary, invested in dollar and dollar-linked investments, and is deposited in major banks in the U.S. and Europe. Such deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include investments in government and corporate debentures and structured notes of issuers that are considered by management to be financially sound. The Company's investments in debt securities are diversified among high-quality credit securities.

The Company's trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. The Company performs ongoing credit evaluations of its channel partners. The allowance for doubtful accounts is mainly composed of specific debts that are doubtful of collection amounting to $ 5,302 and $ 5,510 as of December 31, 2003 and 2004, respectively. Doubtful accounts expenses and write-offs amounted to $ 706, $ 927 and $ 940 in 2002, 2003 and 2004, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. During 2002, 2003 and 2004 there were no gains or losses recognized in earning for hedge ineffectiveness.

The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese Yen as well as anticipated expenses denominated in Euros with forward and option contracts. To protect against the risk of overall changes in cash flows resulting from export sales over the next year, the Company has adopted a foreign currency cash flow hedging program with zero-cost collar contracts. The net gains (losses) recognized in revenues during 2002, 2003 and 2004 were $ 1,369, $ (173) and $ 0, respectively. As of December 31, 2004, the Company expects to reclassify during 2005 $85 of unrealized losses on hedging derivative instruments from accumulated other comprehensive loss to revenues. During 2003 and 2004, the Company entered into a foreign currency cash flow hedging programs with option contracts designated to hedge expenses in Euros. The net gain which offset expenses during 2003 and 2004 amounted to $ 655 and $ 360, respectively. Also, the Company entered into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated partner balances and accrued liabilities. The net gains (losses) recognized in earnings during 2002, 2003 and 2004, representing the foreign exchange forward contract gains (losses), were $ (451), $ 166 and $ (144), respectively.

In 2003, the Company entered into forward rate agreements ("FRA"), in the amount of $ 25,000, that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreement was settled in August 2004, resulting in a total gain of approximately $ 200, presented in the statement of income as financial income. During 2004, the Company entered into a similar FRA agreement in the amount of $ 125,000. As of December 31, 2004, the Company expects to reclassify during 2005 $ 291 of unrealized gain on this agreement from accumulated other comprehensive income to financial income.

As of December 31, 2004, the Company's management believed that since the abovementioned activities were transacted with well-established institutions, the obligations owed to the Company will be fulfilled.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Basic and diluted net earnings per share:

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net earnings per share, since they would have an anti-dilutive effect, were 7,448,419, 8,859,208 and 7,277,352 for 2002, 2003 and 2004, respectively.

s.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB. Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - transition and disclosure" ("SFAS No. 148"), which amended certain provision of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Pro forma information regarding the Company's net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2002, 2003 and 2004 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2002	2003	2004

Expected volatility	76.0%	44.0%	52.6%
Risk-free interest	3.7%	2.5%	4.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life after the option is vested (years)	0.5	0.7	0.7

Employee Stock Purchase Plan

Expected volatility	76.0%	44.0%	41.0%
Risk-free interest	1.2%	1.0%	1.9%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	0.5	0.5	0.5

The following table illustrates the effect on net income and net earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

Net income as reported	$255,080	$243,879	$248,393
Add: Stock-based compensation expense included
in reported net income	-	-	4,620
Deduct: Stock-based compensation expense determined
under fair value method for all awards, net of
related tax effects	61,490	37,262	48,022

Pro forma net income	$193,590	$206,617	$204,991

Net earnings per share:
Basic net earnings per Ordinary shares, as reported	$1.04	$0.98	$0.99

Diluted net earnings per Ordinary shares, as reported	$1.00	$0.96	$0.95

Basic pro forma net earning per Ordinary shares	$0.79	$0.83	$0.82

Diluted pro forma net earning per Ordinary shares	$0.76	$0.82	$0.80

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.	The carrying amount of cash and cash equivalents, short-term bank deposits, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2.	The fair value of short and long-term marketable securities and bank deposits with quoted market prices is based on quoted market prices (see Notes 3 and 4).

3.	The carrying amount of the Company’s long-term bank deposits is estimated by discounting the future cash flows using the interest rates for deposits of similar terms and maturities (see Note 4).

4.	The fair value of derivative instruments and structured products is estimated by obtaining quotes from brokers.

u.	Reclassification:

The Company reclassified certain amounts from 2003 to conform to the 2004 presentation. The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

v.	Impact of recently issued accounting standards:

On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123(R)”), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB statement No. 95 “Statement of Cash Flows”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123 permits, but does not require, share-based payments to employees to be recognized based on their fair values, while SFAS No. 123(R) requires all share-based payments to employees to be recognized based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS No. 123(R) must be adopted no later than July 1, 2005. The Company expects to adopt this statement on July 1, 2005. The Company plans to adopt SFAS No. 123(R) using the modified prospective method.

The adoption of SFAS No. 123(R)‘s fair value method will have a significant impact on the Company’s results of operations, although it will have no impact on the company’s overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2s.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:	–	MARKETABLE SECURITIES

	December 31,
	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Government and
corporate
debentures - fixed
interest rate	$414,558	$2,813	$(1,017)	$416,354	$403,835	$1,175	$(1,524)	$403,486
Structured products (*)	202,646	4,293	(2,052)	204,887	181,495	4,428	(3,465)	182,458
Government and
corporate
debentures -
floating interest
rate	24,049	58	(140)	23,967	21,135	2	(9)	21,128
Mortgage and asset
backed securities (**)	49,871	304	(2,108)	48,067	65,278	6	(1,277)	64,007
Auction rate
securities	92,550	342	(11)	92,881	120,056	321	(2)	120,375
Money market
instruments	8,596	-	(1)	8,595	4,789	7	-	4,796

	$792,270	$7,810	$(5,329)	$794,751	$796,588	$5,939	$(6,277)	$796,250

(*)	The structured notes include mainly inverse floating interest rate bonds and range accrual bonds.

(**)	The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

Range accrual bonds are bonds where interest is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays no interest. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR).

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004. In addition, the unrealized losses are for periods not longer than twelve months.

NOTE 4:	–	LONG-TERM INVESTMENTS

Long-term investments due within one to five years, are as follows:

	December 31,
	2003	2004

Government and corporate debentures (a)	$466,378	$623,045
Investment in a privately - held company (b)	469	469

	$466,847	$623,514

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:	–	LONG-TERM INVESTMENTS (Cont.)

(a)	Composed as follows:

	December 31,
	2003				2004
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Market value

Government and
corporate
debentures - fixed
interest rate	$335,880	$7,917	$(1,624)	$342,173	$485,911	$789	$(3,617)	$483,083
Government and
corporate
debentures -
floating interest
rate	27,253	23	(17)	27,259	44,950	29	(26)	44,953
Mortgage and asset
backed securities (*)	103,245	207	(444)	103,008	92,184	77	(844)	91,417

	$466,378	$8,147	$(2,085)	$472,440	$623,045	$895	$(4,487)	$619,453

(*)	The actual maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties.

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2004. In addition, the unrealized losses are for a period not longer than twelve months.

(b)	The investment in a privately held company is stated at cost, since the Company does not have a significant influence over that private company.

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2003	2004

Cost:
Computers and peripheral equipment	$28,581	$33,595
Office furniture and equipment	4,896	5,130
Leasehold improvement and other	3,139	3,241

	36,616	41,966
Accumulated depreciation	29,222	33,822

Depreciated cost	$7,394	$8,144

Depreciation and amortization expenses amounted to approximately $ 7,390, $ 6,030 and $ 5,519 for 2002, 2003 and 2004, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET (Cont.)

During 2003 and 2004, the U.S. subsidiary of the Company recorded a reduction of approximately $ 4,000 and $ 900, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use, primarily due to relocation of facilities in the U.S.

NOTE 6:	–	INTANGIBLE ASSETS, NET

Net intangible assets, as of December 31, 2004 consisted of the following:

	Original amount	Accumulated amortization	Amortized balance

Core technology	$21,659	$4,060	$17,599
Trademarks	7,520	-	7,520
Contracts	910	172	738

	$30,089	$4,232	$25,857

Amortization expense for the year ended December 31, 2004 amounted to $ 4,232. The estimated total amortization expense associated with acquired intangible assets was $ 5,642 for each of the years 2005, 2006 and 2007 and $ 1,413 for 2008.

NOTE 7:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2003	2004

Income taxes payable	$83,783	$71,211
Marketing expenses payable	8,195	7,017
Others	11,762	15,615

	$103,740	$93,843

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2004, were as follows:

2005	$6,382
2006	3,664
2007	570

$10,616

Rent expenses for the years ended December 31, 2002, 2003 and 2004, were $ 7,289, $ 5,587 and $ 6,901 respectively.

b.	Litigation:

1.	Beginning on August 29, 2003, Check Point received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of Check Point ordinary shares, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. On November 20, 2003, the court consolidated all of the complaints into one action and appointed a lead plaintiff. On January 14, 2004, the lead plaintiff filed a Consolidated Amended Complaint, purporting to represent a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that Check Point and certain of its senior officers made misrepresentations and omissions regarding, among other things, Check Point’s sales, revenue, and future prospects. Check Point retained counsels and filed a motion to dismiss the complaint pursuant to Rule 12(b)(6) and Rule 9(b) of the Federal Rules of Civil Procedure and Section 21D(b)(3) of the Exchange Act. On March 7, 2005 Check Point’s motion to dismiss was granted by the District Court. The issued Order permits the plaintiffs to file an amended complaint to cure the defects in the dismissed complaint by April 22, 2005. Further analysis cannot be provided until the submission of an amended complaint. Check Point continues to dispute the allegations of wrongdoing and intends to defend the matter vigorously. Check Point maintains applicable insurance as well as a financial reserve in its financial statements as of December 31, 2004.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

2.	On November 16, 2004, a shareholder of SofaWare, a 65% owned subsidiary of the Company, filed a motion in the Tel-Aviv District Court asking that the court authorize him to conduct a shareholders derivative suit against the Company on behalf of SofaWare in the amount of $5,149, not including linkage and interest. The suit relates to discounts, sales commissions and royalties that the plaintiff alleges the Company owes to SofaWare, with respect to products that were sold by or through the Company. The matter is at a preliminary stage and the Company’s management is therefore unable to estimate its effect on the Company’s financial results.

On December 14, 2004, another shareholder and director of SofaWare filed an initiating motion in the Tel-Aviv District Court against the Company. The motion alleges that the Company is oppressing the plaintiff, who is a minority shareholder of SofaWare. Therefore, the plaintiff is asking the court to compel the Company to purchase the plaintiff’s shares in SofaWare, based upon a valuation to be determined by an independent expert. The plaintiff is also seeking disclosure of information and documents relating to the business plans of the Company and SofaWare, and to the inter-company balances between the two companies. The matter is at a preliminary stage and the Company’s management is therefore unable to estimate its effect on the Company’s financial results.

c.	Stamp tax:

Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. Recently promulgated regulations provide for a gradual phase-out of the stamp tax by 2008. In 2004, however, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003. The Company has recently received from the tax authorities a request to list all agreements signed since June 2003.

The Company has received legal advice that there are a variety of defenses relating to its obligation to pay stamp tax or to the amount to be paid. The Company’s management believes that the applicable provision in its financial statements as of December 31, 2004, is adequate to cover probable costs arising from this law.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 35% in 2004, 34% in 2005, 32% in 2006 and 30% in 2007 and thereafter.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Practically all of Check Point Ltd.‘s production facilities have been granted the status of “Approved Enterprises”, under the Law, in five investment programs (the “Programs”).

In accordance with the Law, Check Point Ltd. has chosen to enjoy “Alternative plan benefits”. Accordingly, Check Point Ltd.‘s income attributed to the “Approved Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% – 25% for an additional period of eight years, based on the percentage of foreign investment in Check Point Ltd. The abovementioned tax benefits are scheduled to gradually expire from 2005 through 2013.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company’s retained earnings as of December 31, 2004 approximately $ 568,000 are tax-exempt. If such retained tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 142,000 would be incurred as of December 31, 2004. The Company currently intends to reinvest the amount of its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise”.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law, regulations published thereunder and the certificates of approval for the specific investments in approved enterprises.

Should Check Point Ltd. fail to meet such requirements in the future, income attributable to its “Approved Enterprise” programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	TAXES ON INCOME (Cont.)

Income from sources other than the “Approved Enterprise” is subject to tax at regular Israeli corporate tax rate.

3.	Check Point Ltd has final tax assessments through the year 2001. As of December 31, 2004, the Company has recorded an accrual of $33,475 in respect of potential exposures related to tax returns for subsequent tax years.

b.	Deferred tax assets and liabilities:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2003 and 2004, the Company’s deferred taxes were in respect of the following:

	December 31,
	2003	2004

U.S. carryforward tax deductions	$251,125	$270,374
Reserves and allowances	5,519	9,696
Research and development tax credit	-	1,748

Deferred tax assets before valuation allowance	256,644	281,818
Valuation allowance	(251,125)	(263,066)

Deferred tax assets	$5,519	$18,752

Deferred tax liabilities	$-	$(10,313)

Deferred tax assets, net	$5,519	$8,439

Domestic	$1,313	$2,371
Foreign	4,206	6,068

	$5,519	$8,439

The subsidiaries in the U.S. have provided valuation allowances in respect of deferred tax assets resulting from tax benefits related to employee stock option exercises, which will be credited to additional paid-in capital when realized. Management currently believes that it is more likely than not that those deferred tax deductions will not be realized in the foreseeable future.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	TAXES ON INCOME (Cont.)

Through December 31, 2004, the U.S. subsidiaries had a U.S. federal loss carryforward of approximately $ 745,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income for 15 to 20 years, expiring between 2010 – 2024.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

c.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2002	2003	2004

Domestic	$289,116	$255,282	$282,408
Foreign	15,210	43,908	22,588

	$304,326	$299,190	$304,996

d.	Income tax expenses are comprised as follows:

Current	$48,450	$55,867	$56,346
Deferred	796	(556)	257

	$49,246	$55,311	$56,603

Domestic	$43,700	$49,638	$52,159
Foreign	5,546	5,673	4,444

	$49,246	$55,311	$56,603

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

Income before taxes as reported in the
statements of income	$304,326	$299,190	$304,996

Statutory tax rate in Israel	36%	36%	35%

Increase (decrease) in taxes resulting from:
Effect of "Approved Enterprise" status (*)	(22)%	(17)%	(17)%
Others, net	2%	(1)%	1%

Effective tax rate	16%	18%	19%

(*) Basic net earnings per share amounts of the
benefit resulting from the "Approved
Enterprise" status	$0.27	$0.20	$0.21

Diluted net earnings per share amounts of
the benefit resulting from the
"Approved Enterprise" status	$0.26	$0.20	$0.20

NOTE 10:	–	SHAREHOLDERS’ EQUITY

a.	General:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	SHAREHOLDERS' EQUITY (Cont.)

c.	Employee Stock Purchase Plan ("ESPP"):

The Company reserved a total of 6,000,000 Ordinary shares for issuance under the ESPP. Eligible employees use up to 15% of their salaries to purchase Ordinary shares but no more than 1,250 shares per participant on any purchase date. The purchase plan is being implemented by effecting an offering every six months. The price of an Ordinary share purchased under the purchase plan is equal to 85% of the lower of the fair market value of the Ordinary share on the subscription date of each offering period, or on the purchase date.

During 2002, 2003 and 2004, employees purchased 146,291, 254,889 and 261,008 Ordinary shares at average prices of $21.08, $12.29 and $15.80 per share, respectively.

As of December 31, 2004, 4,572,519 Ordinary shares were available for future issuance.

d.	Stock options:

Under the Company's 1996 International and U.S. Incentive Employee Stock Option Plans (the "Plan"), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under this Plan generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants.

In connection with its acquisition of Zone Labs in March 2004, the Company assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan (the "Zone Labs Plan"), which were converted into options to purchase approximately 2.8 million shares of the Company's Ordinary shares. The stock options generally have terms of between five and ten years and generally vest over a four-year period. Options that are cancelled or forfeited before expiration do not become available for future grant.

During 2004, the Company's board of directors determined to reduce the number of shares reserved for future grants under the Plan by an aggregate of 60,000,000 Ordinary Shares.

Under the terms of the Plan, options to purchase 126,520,592 Ordinary shares were reserved for issuance for the plan, out of which as of December 31, 2004, 40,935,783 options were available for future grant under the plan.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	SHAREHOLDERS' EQUITY (Cont.)

A summary of the Company's stock option activity, and related information, is as follows:

	Options (in thousands)			Weighted average exercise price
	2002	2003	2004	2002	2003	2004

Outstanding at beginning	26,477	28,769	29,437	$16.14	$17.34	$17.88
of year
Granted	6,954	5,370	9,476	17.84	17.14	18.26
Exercised	(2,939)	(3,112)	(5,316)	4.16	4.73	5.71
Forfeiture	(1,723)	(1,590)	(1,758)	23.71	31.28	31.81

Outstanding as of
December 31,	28,769	29,437	31,839	$17.34	$17.88	$19.26

Exercisable as of
December 31,	14,454	17,710	18,214	$13.04	$15.36	$17.92

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price, as follows:

Exercise price	Options outstanding at December 31, 2004 (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2004 (in thousands)	Weighted average exercise price of exercisable options
$			$		$

1.66 - 2.65	1,108	0.98	2.62	1,100	2.62
2.99 - 4.46	1,329	1.72	3.80	1,279	3.79
4.76 - 9.83	7,336	2.20	9.35	6,727	9.65
10.33 - 13.67	3,456	4.33	12.97	1,681	12.93
13.83 - 17.64	7,312	4.88	17.02	3,206	17.05
17.68 - 23.82	3,327	6.42	21.53	104	20.30
27.00 - 30.54	4,510	5.6	27.36	1,389	27.92
31.75 - 36.72	217	2.49	34.22	201	34.32
40.09 - 44.42	1,961	3.46	42.32	1,438	42.31
44.96 - 51.21	537	2.33	47.15	464	47.12
57.59 - 65.58	16	2.66	63.3	11	63.90
68.42 - 70.02	333	2.74	69.08	306	69.12
70.19 - 75.08	82	2.54	71.43	72	71.33
79.79 - 86.54	315	3.24	84.96	236	84.47

1.66 - 86.54	31,839	4.01	19.26	18,214	17.92

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of options granted for the years ended December 31, 2002, 2003 and 2004, with an exercise price equal to the market value at the date of grant were $ 9.44, $ 5.44 and $ 9.50, respectively. The weighted average fair values at grant date of options assumed in the Zone Lab’s acquisition with an exercise price lower than the market value at the date of grant was $ 17.89.

e.	In October 2003, the Company announced that its Board of Directors has authorized the repurchase of up to $200,000 of its outstanding ordinary shares in the open market or through privately negotiated transactions. In October 2004, after the Company had completed the repurchase of $200,000 of its ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 200,000 of its outstanding ordinary shares in the open market or through privately negotiated transactions. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital. The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company purchased during 2004 a total of approximately 12 million shares at a total cost of $ 244,586 at an average price per share of $20.4.

NOTE 11:	–	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted net earnings per share:

	Year ended December 31,
	2002	2003	2004

Net income	$255,080	$243,879	$248,393

Weighted average Ordinary shares outstanding
(in thousands)	244,097	247,691	251,244

Dilutive effect:
Employee stock options (in thousands)	10,675	7,392	9,364

Diluted weighted average Ordinary shares
outstanding (in thousands)	254,772	255,083	260,608

Basic net earnings per Ordinary share	$1.04	$0.98	$0.99

Diluted net earnings per Ordinary share	$1.00	$0.96	$0.95

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures About Segments of an Enterprise and Related Information", ("SFAS No. 131"). The Company operates in one reportable segment (see Note 1 for a brief description of the Company's business). The total revenues are attributed to geographic areas based on the location of the Company's channel partners which are considered as end customers.

The following present total revenues for the years ended December 31, 2002, 2003 and 2004 and long-lived assets as of December 31, 2002, 2003 and 2004:

1.	Revenues based on the channel partners' location:

	Year ended December 31,
	2002	2003	2004

Americas	$184,823	$185,186	$226,125
Europe, Middle East and Africa	173,369	175,887	213,411
Japan	40,068	39,622	37,938
Asia Pacific	28,729	31,877	37,886

	$426,989	$432,572	$515,360

It is impracticable to provide revenues by product lines for the years ended December 31, 2002, 2003 and 2004

2.	Long-lived assets:

	December 31,
	2002	2003	2004

Americas	$3,499	$2,452	$205,024
Israel	6,134	4,372	4,037
Other	820	570	476

	$10,453	$7,394	$209,537

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2002	2003	2004

Financial income:
Interest income	$46,315	$43,043	$46,499
Foreign currency remeasurement gain and others, net	3,521	1,006	-

	49,836	44,049	46,499

Financial expense:
Foreign currency remeasurement loss, net	-	-	531
Others	522	543	1,191

	522	543	1,722

	$49,314	$43,506	$44,777

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Gil Shwed —————————————— Gil Shwed Chief Executive Officer and Chairman of the Board

BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

Date: April 04, 2005