Form 20-F
period 2005-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2006-03-13
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ___________ to ___________

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:    244,309,929 ordinary shares, NIS 0.01 nominal value.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☒ No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐ No ☐

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

        Large Accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

Currency of presentation and certain defined terms

        In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “$” or “dollar” or “U.S. dollar” are to the legal currency of the United States, references to “NIS” or “Israeli Shekel” are to the legal currency of Israel and references to “Euro” are to the legal currency of the European Union.

        All references to “we,” “us,” “our” or “Check Point” shall mean Check Point Software Technologies Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries.

ITEM 3.	KEY INFORMATION

Selected financial data

        We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The selected financial data set forth in the table below have been derived from our audited historical financial statements for the years 2001 to 2005. The selected income data for the years 2003, 2004 and 2005, and the selected balance sheet data at December 31, 2004 and 2005, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected income data for the years 2001 and 2002, and the selected balance sheet data at December 31, 2001, 2002 and 2003, have been derived from our previously published audited consolidated financial statements, which are not included in this document. These selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to them.

	Year Ended December 31,
	2001	2002	2003	2004(1)	2005(2)
	(in thousands, except per share data)

Consolidated Statement of Income Data:
Revenues	$527,643	$426,989	$432,572	$515,360	$579,350

Operating expenses:
Cost of revenues	26,571	20,693	18,923	27,750	30,540
Research and development	33,221	28,709	29,314	44,483	50,542
Selling and marketing	109,086	104,606	111,007	135,712	142,336
General and administrative	22,002	17,969	17,644	24,098	24,244
Acquired in-process R&D	-	-	-	23,098	-

Total operating expenses	190,880	171,977	176,888	255,141	247,662

Operating income	336,763	255,012	255,684	260,219	331,688
Financial income, net	44,760	49,314	43,506	44,777	54,177

Income before taxes on income	381,523	304,326	299,190	304,996	385,865
Taxes on income	59,603	49,246	55,311	56,603	66,181

Net Income	$321,920	$255,080	$243,879	$248,393	$319,684

Basic earnings per share	$1.34	$1.04	$0.98	$0.99	$1.30
Shares used in computing basic earnings
per share	240,008	244,097	247,691	251,244	245,520
Diluted earnings per share	$1.25	$1.00	$0.96	$0.95	$1.27
Shares used in computing diluted earnings
per share	258,075	254,772	255,083	260,608	251,747

(1)	Including the following significant acquisition related pre-tax charges: in-process R&D of $23.1 million, stock-based compensation of $4.6 million (related to Zone Labs acquisition) and amortization of intangible assets of $4.2 million.

(2)	Including the following acquisition related pre-tax charges: stock-based compensation of $3.7 million (related to Zone Labs acquisition) and amortization of intangible assets of $5.6 million.

	December 31,
	2001	2002	2003	2004	2005
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	$355,032	$643,318	$983,533	$791,455	$1,186,119
Total assets	1,145,665	1,425,611	1,713,665	1,919,819	2,092,495
Shareholders' equity	915,728	1,187,042	1,461,545	1,630,824	1,775,721
Capital Stock	144,642	163,975	194,251	370,017	387,303

RISK FACTORS

        This Form 20-F contains forward looking statements. The statements contained in this Form 20-F that are not purely historical facts are forward looking statements. These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Because we cannot predict the future these forward looking statements are subject to risks, uncertainties and assumptions about us. These forward looking statements include, but are not limited to, statements regarding our expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions that relate to these.

        Forward looking statements include, among others, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of our relationship with our technology partners on our sales goals, the contribution of our products to our future revenue and our development of future products and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, and the adequacy of our capital resources.

        Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth below in this section and elsewhere in this Form 20-F. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve them. All forward looking statements included in this Form 20-F are based on information available to us on the date of the filing and reasonable assumptions. We undertake no obligation to update any of the forward looking statements after the date of the filing to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

Risks Related to Our Business and Our Market

If the market for Internet security solutions does not continue to grow our business will be adversely affected.

        The market for our products has expanded rapidly over the last decade, but the market for Internet security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

■	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets,

■	the ability of their respective infrastructures to support an increasing number of users and services, and

■	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets.

        If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, Internet and intranet markets fail to grow or grow more slowly than we currently anticipate, our business, operating results and financial condition will be materially adversely affected. You can see more details in “Item 4 – Information on Check Point.”

We may not be able to successfully compete.

        The market for Internet security solutions is intensely competitive and we expect that competition will increase in the future. Our principal competitors include Cisco Systems, Inc., F5 Networks, Inc., Internet Security Systems, Inc., Juniper Networks, Inc., McAfee, Inc., Microsoft Corporation, SonicWALL Inc., Symantec Inc. and WatchGuard Technologies Inc.

        Some of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, technical and marketing resources than us. As a result, they may be able to adapt better than us to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. In addition, consolidation in the Internet security market may affect our competitive position. We may not be able to continue competing successfully against our current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results and financial condition.

        The market for Internet security also includes many niche competitors, generally smaller companies at a relatively early stage of operations, which are focused on specific Internet security needs. These companies’ specialized focus may enable them to adapt better than us to new or emerging technologies and changes in customer requirements in their specific areas of focus. In addition, some of these companies can invest relatively large resources on very specific technologies or customer segments. Although to date none of these companies has materially affected our business, the cumulative effect of these companies’ activities in the market may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results and financial condition.

        Vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by our products. The widespread inclusion of the functionality of our software as standard features of operating system software or networking hardware could render our products obsolete and unmarketable, particularly if the quality of such functionality were comparable to that of our products. Furthermore, even if the network or application security functionality provided as standard features by operating systems software or networking hardware is more limited than that of our solutions, a significant number of customers may elect to accept more limited functionality in lieu of purchasing additional solutions.

        If any of the events described above are realized, our business, operating results and financial condition will be materially adversely affected. You can see more details in “Item 4 – Information on Check Point.”

If we fail to enhance our existing products, develop new and more technologically advanced products or successfully commercialize these products, the results of our operations will suffer.

        The Internet security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards in computer hardware and software technology. In particular, the market for Internet and intranet applications is rapidly evolving. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology.

        Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis, to address the increasingly sophisticated needs of our customers and to keep pace with technological developments, new competitive product offerings and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have been successful in developing and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition will be materially adversely affected. You can see more details in “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete” in this Item 3.

Undetected product defects may increase our costs and impair the market acceptance of our products and technology.

        Our products are complex and must meet stringent quality requirements. They may contain undetected hardware or software errors or defects, especially when new products are first introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. We may need to divert the attention of our engineering personnel from our research and development efforts to address instances of errors or defects. In addition, we may in the future incur costs associated with warranty claims.

        Our products are used to manage Internet security, which may be critical to organizations. As a result, the sale and support of our products entails the risk of product liability and related claims. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to product errors, or will experience delays as a result of these errors. Our sales agreements and product licenses typically contain provisions designed to limit our exposure to potential product liability or related claims. In selling our products, we rely primarily on “shrink wrap” licenses that are not signed by the end user, and for this and other reasons these licenses may be unenforceable under the laws of some jurisdictions. As a result, the limitation of liability provisions contained in these licenses may not be effective. Although we maintain product liability insurance, the coverage limits of these policies may not provide sufficient protection against an asserted claim. If litigation were to arise, it could, regardless of its outcome, result in substantial expense to us, significantly divert the efforts of our technical and management personnel, and disrupt or otherwise severely impact our relationships with current and potential customers. In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, a loss of existing customers or the inability to attract new customers.

Our earnings will be adversely affected due to compliance with new accounting policies relating to the expensing of stock options.

        We are required to prepare financial statements in accordance with the Financial Accounting Standards Board’s (FASB) recently issued accounting standard SFAS No. 123(R), “Shared-Based Payment.” SFAS No. 123(R) requires the fair value of all equity-based awards granted to employees to be recognized in financial statements beginning in the first quarter of 2006. The result is that we will be required to record an expense with respect to stock option grants, even if the exercise price of the stock options is equal to the market price of the underlying shares on the date of grant. The adoption of SFAS No. 123(R) will have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The impact will depend on our levels of share-based payments granted in the future, among other things. You can see more details in “Item 5 – Operating and Financial Review and Prospects.”

Risks relating to acquisitions.

        We have made acquisitions in the past and we may make additional acquisitions in the future.

        In October 2005 we announced that we had signed a definitive agreement to acquire privately-held Sourcefire, Inc., subject to various conditions, and we have not yet completed this acquisition.  The closing of the acquisition of Sourcefire is subject to regulatory approval, for which we have submitted two separate applications with regulatory authorities in the U.S. We have received United States anti-trust approval and we are waiting for a determination on our pending application with the Committee on Foreign Investment in the United States (CFIUS) under the Exon-Florio legislation (Section 5021 of the Omnibus Trade and Competitiveness Act of 1988), which provides for a 30-day review following notification of a potential acquisition. CFIUS has the option to extend the review period for an additional 45-day investigation. In February 2006, CFIUS notified us that the 30-day review provided by the Exon-Florio legislation had expired and our pending application had moved into the investigative stage for an additional 45-day investigation.  Although we are working with CFIUS through the investigative period, we cannot be certain that the acquisition will be approved or will be approved on the terms originally negotiated or otherwise acceptable to us. For more information regarding our proposed acquisition of Sourcefire and CFIUS review, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

        In March 2004 we completed the acquisition of Zone Labs, Inc. The acquisition of Zone Labs involved the integration of two companies that had previously operated independently, as will the acquisition of Sourcefire if completed. The difficulties of combining the companies’ operations, which may be present in any substantial acquisition we may make, include issues such as: the coordination of geographically separate organizations, integrating personnel with diverse business backgrounds, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners. The integration may interrupt the activities of one or both of the combined companies’ businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

Our operating margins may decline.

        We may experience a decline in operating margins due to the following reasons:

■	increased competition that will result in pressure on us to reduce prices,

■	additional investments in the continuing development and expansion of our sales and marketing organization, including the expansion of our field organization both in the United States and additional countries in Europe, Asia and Latin America,

■	integration of an acquired business that at the time of acquisition has operating margins lower than ours,

■	additional expansion of our research and development organization,

■	changes to the treatment of stock option compensation due to the adoption of SFAS No. 123(R), and

■	expected growth in the percentage of revenues that we derive from products incorporating hardware, which have lower operating margins than software products.

        Our operating margins are likely to fluctuate based on the amount and timing of these developments. In addition, if our revenue levels are below expectations, this will likely have an adverse effect on our operating margins, since most of our expenses are not variable.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.

        Our revenues from our sales are not consistent from quarter to quarter and we experience some degree of seasonality in our sales. Factors that could cause our revenues and operating results to fluctuate from period to period include:

■	changes in customer capital spending budgets and the allocation of these budgets over the course of the year,

■	seasonal trends in customer purchasing,

■	the occurrence of Internet security breaches or threats,

■	the timing and success of new products and new technologies introduced by us or our competitors,

■	regional or global economic and political conditions,

■	our ability to integrate the technology and operations of acquired businesses with our own business, and

■	fluctuations in foreign currency exchange rates.

        Unfavorable changes in the factors listed above, most of which are outside of our control, could materially adversely affect our business, operating results and financial condition.

        Historically, our revenues have reflected seasonal fluctuations related to the slowdown in spending activities in Europe for the third quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

        We operate with virtually no backlog. Therefore, the timing and volume of orders within a given period and our ability to fulfill these orders determine the amount of our revenues within the period. We derive our sales principally through indirect channels, making it difficult for us to predict revenues. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors described above, it is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline significantly.

We are exposed to additional costs and risks associated with complying with increasing and new regulation of corporate governance and disclosure standards.

As a public company, we will be spending an increased amount of management time and resources to comply with changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and Nasdaq National Market rules. Particularly, as a foreign private issuer, we will need to comply with the provisions of Section 404 of the Sarbanes-Oxley Act no later than the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006. Section 404 requires management’s annual review and evaluation of our internal controls over financial reporting, and attestation of the effectiveness of our internal controls over financial reporting by management and our independent registered public accounting firm in connection with the filing of our annual report on Form 20-F for the fiscal year ending December 31, 2006, and with each subsequently filed annual report on Form 20-F. As part of this process, we will need to document and test our internal control systems and procedures and make improvements in order for us to comply with the requirements of Section 404. This process will result in additional accounting and legal expenses.

We depend on our key personnel, including our executive officers, and the failure to attract and retain key personnel could adversely affect our business.

        Our future performance depends in large part on the continued service of our key technical, marketing, sales and management personnel, including particularly our executive officers who were involved in the development of our Stateful Inspection technology and all of our principal products and technologies. None of our key personnel is bound by an employment agreement requiring service for any defined period of time. Our future performance also depends on our ability to attract such skilled personnel in the future. Competition for these personnel is intense. In order to retain our employees, we provide many of them with cash and stock based awards that can be realized over time, for their long term contribution, and we offer some of them career development paths within Check Point. We cannot assure you that we can retain our key personnel in the future. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel could make it difficult for us to meet key objectives, such as timely product introductions, and could adversely affect our business, financial condition and results of operations.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        Under current U.S. and Israeli law, we may not be able to enforce, in whole or in part, agreements that prohibit some of our employees from competing with us or working for our competitors after they cease working for us. It may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-competition undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that material harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We are dependent on a small number of distributors and resellers and on a limited number of product families.

        Two distributors accounted for about 24% of our sales in 2005 (approximately 12% each), and in each of 2003 and 2004 a single distributor accounted for about 13% of our sales. We expect that a small number of distributors and resellers will continue to generate a significant portion of our sales. If these distributors and resellers reduce the amount of their purchases from us, our business, operating results and financial condition could be materially adversely affected.

        Currently, most of our revenues are generated from sales of Internet security products, which are primarily sold under the VPN-1 and related brands, and related sales of software subscriptions, support, training and consulting. Our future growth depends heavily on our ability to effectively develop and sell new product lines as well as add new features to existing product lines. You can see more details in “Item 4 – Information on Check Point” and in “Item 5 – Operating and Financial Review and Prospects.”

We incorporate third party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims.

        Our products contain certain technology that others license to us. Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages.

We are the defendants in various lawsuits, and litigation is expensive and disruptive.

        We are the defendants in various lawsuits, including employment claims and other legal proceedings in the normal course of our business. In addition, we received several class action complaints alleging violations of the federal securities laws. These complaints were later consolidated by the court into one action. You can see more details in “Item 8 – Financial Information” under the caption “Legal proceedings.” Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

        In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the software industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. As noted above, we have been named as a defendant in this kind of litigation. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to successfully protect our intellectual property rights.

        We seek to protect our proprietary technology by relying on a combination of common law copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point.” We have certain patents in the United States and some other countries, as well as pending patent applications. We cannot guarantee that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. Although we do not know the extent to which there is piracy of our software products, software piracy is a persistent problem. We try to police this type of activity, but it is difficult to do so effectively. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States or Israel. Our efforts to protect our proprietary rights may not be adequate or our competitors may independently develop technology that is similar to our technology.

We are exposed to various legal, business, political and economic risks associated with international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations.

        We sell our products worldwide, and we book a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

        Our international revenues and operations subject us to many risks inherent in international business activities, including, but not limited to:

■	technology import and export license requirements,

■	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries,

■	trade restrictions,

■	imposition of or increases in tariffs or other payments on our revenues in these markets,

■	changes in regulatory requirements,

■	greater difficulty in protecting intellectual property,

■	difficulties in managing our overseas subsidiaries and our international operations,

■	changes in general economic conditions,

■	political instability and civil unrest, which could discourage investment and complicate our dealings with governments,

■	variety of foreign laws and legal standards,

■	expropriation and confiscation of assets and facilities,

■	fluctuations in currency exchange rates, such as an increase in the value of the U.S. dollar relative to foreign currencies that would make our products more expensive in local currency and, therefore, potentially less competitive in those markets,

■	difficulties in collecting receivables from foreign entities or delayed revenue recognition,

■	differing labor standards,

■	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel, and

■	the introduction of exchange controls and other restrictions by foreign governments.

        These difficulties could cause our revenues to decline, increase our costs or both.

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree.

        As of December 31, 2005 our directors and executive officers beneficially owned approximately 23.5% of our outstanding ordinary shares. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they have sufficient voting power to influence all matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

Indemnification of directors and officers.

        We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. These agreements provide, subject to Israeli law, for us to indemnify each of these directors and senior officers for any of the following obligations or expenses that they may incur:

■	monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that the director or senior officer performed by virtue of being our director or senior officer,

■	reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

š	no financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

š	financial liability was imposed on the director or senior officer in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

■	reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

š	in an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

š	in a criminal action in which the director or senior officer is found innocent, or

š	in a criminal action in which the director or senior officer is convicted but in which proof of criminal intent is not required.

Our business and operations are especially subject to the risks of earthquakes and other natural catastrophic events.

         Our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake, could damage our operations and properties, and adversely affect our business, operating results and financial condition.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations.

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Since October 2000 terrorist violence in Israel has increased significantly. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

The tax benefits available to us under Israeli law require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). For these programs to be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

        Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

        On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact the amendment will have on us. Based on our preliminary analysis, it may materially adversely affect our 2006 financial statements.

        You can see more details in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli Taxation, Foreign Exchange Regulation and Investment Programs.”

Our operations may be disrupted by the obligations of our personnel to perform military service.

        Many of our male employees in Israel, including members of senior management, are obligated to perform one month (in some cases more) of annual military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business, operating results and financial condition.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price.

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

        In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as the ability of our board of directors to issue preferred shares. These provisions may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

        You can see more details in “Item 10 – Additional Information” under the caption “Articles of association and Israeli Companies Law – Anti-takeover measures.”

ITEM 4.	INFORMATION ON CHECK POINT

        We develop, market and support a wide range of software and combined hardware and software products and services that enable our customers to communicate securely over IP (Internet Protocol) networks, primarily targeting those connected to the Internet. Our products and services protect our customers’ networks in four areas: perimeter, internal, Web and endpoint. Perimeter security protects against unauthorized entry and other threats that are introduced from outside the network. Internal security protects against threats that are introduced from inside the network. Web security enables remote employees and partners to connect to an organization’s network securely from any Web browser and protects Web-based business applications. Endpoint security protects personal computers from hackers, worms, cyber spies (spyware) and data thieves. Our products and services operate under a unified security architecture, with central management and enforcement of security policy. Our products and services are sold to enterprises, service providers, small- and medium-sized businesses and consumers. Our Open Platform for Security (OPSEC) framework, allows customers to extend the capabilities of our products and services, enabling integration with leading hardware appliances and third-party security software applications. Our products are sold, integrated and serviced by a network of partners around the world.

        You can see more details regarding the important events in the development of our business since the beginning of 2005 in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

        We were incorporated in Israel in 1993. Our registered office and principal place of business is located at 3A Jabotinsky Street, Ramat-Gan 52520, Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s Web site is www.checkpoint.com. The contents of our Web site are not incorporated by reference into this Form 20-F.

        This Form 20-F is available on our Web site. If you’d like to receive a printed copy via mail, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, U.S.A., tel: 650-628-2000, email: ir@us.checkpoint.com.

        Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A., tel: 213-627-8252.

Industry background

        The ability to access and distribute information is a key strategic asset in today’s competitive business environment. The resulting need to effectively use and communicate information as well as work more collaboratively has led to the extensive deployment of network-based communications systems (connectivity). Increased connectivity has in turn expanded the need for technology to safeguard and manage the access to information available over these networks, which have become increasingly global.

         Increase in connectivity

        Over the past decade global connectivity has increased dramatically. The network computing market has undergone three major transitions. The first of these transitions was the migration of corporate computing environments from networks centralized in one location to networks dispersed over multiple remote locations. The ability to access and share information over multiple remote locations has expanded the need for connectivity beyond workgroup Local Area Networks (LANs) to enterprise-wide networks spanning multiple LANs and Wide Area Networks (WANs). The second major transition has been the widespread adoption of the Internet as a platform for conducting business. Internet-based business applications have rapidly expanded beyond email to a broad range of business applications and services such as electronic publishing, direct-to-customer transactions, supply chain automation, product marketing, advertising and customer support. The emergence of increased reliance on the Internet for business communications and transactions increases the need for secured access to information and applications and raises challenges associated with providing it. Finally, companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to access private corporate networks and information from a growing spectrum of devices, including laptops, personal digital assistants (PDAs) and cell phones. The expansion of network access to mobile workers is driving demand to secure all devices with Internet access, as well as those that connect to the corporate network.

        These developments and the need for secure and managed communications have led to the broad acceptance of Virtual Private Networks (VPNs). VPNs enable a secured exchange of private information over networks including the Internet. Sharing information and utilizing services are now widely adopted, both within the enterprise and with business partners and customers. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities, as well as enable customers, suppliers and other business partners to link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance as a means of global communication, new wide-area connectivity services continue to emerge at a rapid rate. These connectivity services include access to Web information, messaging applications such as email, database access, transaction-processing services, voice-over-IP services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.

         The need for security

        The growth of connectivity among organizations of all sizes has increased the risk that an organization’s information technology (IT) resources can be attacked via the Internet. Organizations have recognized this risk and are deploying security solutions in an effort to protect their confidential information from unauthorized access.

        The primary means of controlling access to organizational networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of an organization’s LAN and the Internet, and are used to strictly control traffic into and out of the organizational network. Firewall technology is currently undergoing an evolution, enabling it to detect and defeat highly sophisticated network and application-level attacks that are increasingly prevalent on the Internet today. Increasing numbers of organizations are deploying an additional layer of security by applying security software to networked endpoint devices such as personal computers. Endpoint security includes personal firewall, security and policy enforcement features that have been specifically designed for internal and remote personal computing devices.

        In addition to protecting an organization’s IT assets from attack, organizations take steps to guard their sensitive information traversing untrusted networks, such as the Internet. Securing organizational information on the Internet is critical as more organizations utilize the Internet as their corporate network backbone to link company offices and employees. Transmitting information over the Internet without adequate security exposes this information to unauthorized interception, manipulation or replication. To mitigate this risk, an increasing number of organizations are deploying VPNs to encrypt and authenticate their Internet-bound traffic.

        Frequently, firewalls and VPNs are provided in an integrated manner or as a single product. Integrating firewall and VPN functionality delivers greater security for all network traffic and facilitates the management and enforcement of an organization’s security policies.

        IT security administrators within organizations have long focused on securing the network perimeter. However, organizations are increasingly realizing the importance of also securing their internal networks and Web-based business applications. Many of today’s security threats and attacks emerge within organizations. Internal security breaches can be in the form of worm outbreaks and other attacks that are introduced through mobile and wireless devices, internal hacking and misuse of business applications by users within an organization. In addition, due to the rapid development of Web-based technologies, and the increased reliance on the Web to connect remote users, Web-based applications and protocols are highly vulnerable to attack. This presents many security challenges for businesses because internal networks and Web-based communications contain unique complexities such as diverse programming languages and communications protocols that are used in these environments. Security solutions for both internal and Web security need to have a deep understanding of the programming languages, applications and protocols that are common in these environments.

Technologies

        We have developed a variety of technologies that secure information and networks. Our technologies provide protection:

■	for network perimeter - to ensure that only authorized users can access our customers' network resources and to detect and thwart attacks,

■	for internal threats – to protect our customers’ networks and endpoints from the threats that emerge within an organization, such as worms, internal hacking and misuse of business applications,

■	for Web-based communications – by allowing remote and mobile employees to securely connect to their organizations’ networks via a Web browser, and to defend against attacks targeting our customers’ Web-based business applications,

■	for network endpoints – with security solutions that address the risks posed by hackers, worms, spyware and other threats to the internal and remote computers that access our customers’ networks.

        Our products and services implement these technologies to protect our customers’ networks and private information, and enable their IT administrators to define their security policies and enforce these policies across the network. These technologies also collect and bring together related information, monitor security and traffic flow, and analyze and update configurations to reflect changes in the security policy.

        We package and market our products and services under different names and at a variety of prices. Each package addresses security tasks for different networking environments.

        Stateful Inspection technology

        Our patented Stateful Inspection technology is the de facto standard in network security technology. Stateful Inspection extracts and maintains extensive “state information” (data that provides context for future screening decisions) from all relevant communications layers, to provide accurate and highly efficient traffic inspection.

        Stateful Inspection runs on a network gateway or an endpoint such as a personal computer, and enables the screening of all data attempting to pass from one network to another. By tracking each connection from source to destination, the system ensures that data passing through the gateway complies with a defined security and traffic policy, that traffic is managed according to priority and that security decisions are made in an intelligent and timely manner.

        Stateful Inspection enables our products to inspect network traffic with virtually no loss in performance. This means that our products respond efficiently to larger volumes of data as network traffic increases. Our Stateful Inspection technology can be adapted to new protocols, software applications and security threats, can be upgraded, and can be run on a wide range of operating systems.

        Security and network traffic enforcement technologies (based on Stateful Inspection)

        Our INSPECT engine, based on our Stateful Inspection technology, scans all incoming and outgoing traffic at security enforcement points. These are typically located at the network perimeter as security gateways, on critical servers or inside the network (dividing the network into separate segments).

        The INSPECT engine can perform a variety of functions on inspected network traffic:

■	drop it when the security policy has been violated,

■	encrypt it to create a secured Virtual Private Network (VPN) that enables the transfer of private data over public networks such as the Internet,

■	prioritize it for Quality of Service (QoS), that is, the ability of a network to provide better service for selected traffic, and

■	send it for further processing such as authentication, content inspection or filtering of malicious or unwanted traffic.

        We have developed a broad range of technologies that can be implemented by our INSPECT engine. In addition, third party technologies can be implemented through our OPSEC (Open Platform for Security) framework, which is described below.

        Application Intelligence

        Our Application Intelligence technology provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols and the underlying operating system. Application Intelligence provides security for these applications by running multiple security checks including validation of compliance to standards, validation of expected use of protocols, inspection for known malicious content, and controlling application layer operations. The result is the ability to proactively shield applications from attack without relying on specific attack signatures. We have integrated our Application Intelligence technology into our VPN-1 Pro, VPN-1 Edge, Check Point Express, Safe@Office, InterSpect, Connectra, Integrity and VPN-1 VSX products, which are described below.

        Security Management Architecture (SMART)

        Security Management Architecture (SMART), a core component of our unified security architecture, enables our customers to configure and manage security policies from a central administrative point. SMART enables the definition and ongoing management of security policies for businesses of all sizes. This object-oriented architecture maps real-world entities, such as networks and users, to graphical representations that can be manipulated in a database. Integrated monitoring and reporting tools improve the manageability of the system by providing administrators with real-time information on the state of network and security systems. These tools also provide longer term trending information that is useful for periodic security management tasks such as security audits.

        SecurePlatform

        SecurePlatform is an optimized, pre-hardened version of the Linux operating system that enables easy deployment of our products on a variety of open systems (systems whose key interfaces are based on widely supported standards). SecurePlatform bundles our products with a set of tools that ease setup and network configuration. SecurePlatform lowers costs while maintaining network performance, thus reducing the total cost of ownership for security servers.

        SecureXL

        SecureXL is a framework of software and hardware technologies, including third party technologies designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL our products can be integrated into high performance networks typically found in large enterprises and service providers.

        Malicious Code Protector

        Malicious Code Protector, a patent-pending technology, provides protection against buffer overflow attacks that occur when a program or process tries to store more data in a buffer (temporary data storage area) than it was intended to hold. This is a common technique used by hackers to execute malicious code on business computer systems in an attempt to gain unauthorized access or bring the system down. Malicious Code Protector helps prevent these types of attacks by providing highly accurate and efficient detection and analysis of executable code in a virtual server environment combined with the ability to prevent any malicious code from being allowed to run on the system.

        Cooperative Enforcement

        Our patented Cooperative Enforcement technology enables our Integrity product family (described below) to work cooperatively with network devices such as VPN gateways, switches and routers to cooperate in the enforcement of corporate security policies. Cooperative Enforcement technology helps ensure that every endpoint personal computer is compliant with a designated security policy (such as having anti-virus software or the latest operating system patches installed) before it is allowed to access network resources.

        TrueVector technology

        Our TrueVector technology is a patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security for personal computers.

        TrueVector stops attempts to send confidential data to unauthorized parties, by malicious software such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications while blocking network connections by untrusted applications. TrueVector enforces security policies that are centrally created and managed, standalone or any combination of these. In addition, TrueVector may be configured to make protected computers invisible to external attackers. The technology is used in the Integrity and ZoneAlarm lines of endpoint security products (described below).

        ClusterXL

        Our ClusterXL technology provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption. Integration with our management and enforcement points enables simple deployment.

        Open Platform for Security (OPSEC)

        Our OPSEC framework provides a single platform that enables the integration and interoperability of multi-vendor information security products and technologies. The OPSEC framework allows certified third-party security applications to plug into our solutions through our published application programming interfaces. Examples include:

■	content vectoring protocol – integrates virus scanning software and other content inspection programs,

■	URL filtering protocol – integrates URL list services, which deny client requests for Web sites that are listed in a “bad URL” list, or allow only those requests for URLs that appear in a “good URL” list,

■	suspicious activity monitoring protocol – integrates programs that monitor suspicious activity.

        Products that carry the OPSEC Certified seal have been tested and certified for integration and interoperability within the OPSEC framework.

Products

        Historically, we have focused on VPN and firewall technologies, the main building blocks for network security. In June 2003 we introduced a new version of our flagship VPN-1 family, “NG with Application Intelligence.” NG with Application Intelligence integrated network and application-level capabilities to deliver comprehensive attack protection and network security. In 2005 we introduced NGX, an advanced security software platform that is the basis for all of our enterprise security solutions. The NGX platform delivers a unified security architecture for perimeter, internal, Web and endpoint security. This unified security architecture enables enterprises of all sizes to reduce the cost and complexity of security management and ensure that their security systems can be easily extended to adapt to new and evolving threats.

        Our products address specific customer needs in a wide range of deployment scenarios with a variety of operating systems such as Nokia IPSO, Microsoft Windows, Sun Solaris and Linux.

        The table below summarizes our product offerings:

Perimeter Security	Internal security	Web Security	Endpoint Security	Security Management and Online Services

VPN-1 Pro
Integrated firewall and
VPN gateway for
enterprises

VPN-1 Edge
Secure connectivity for
remote sites and large
scale deployments

Check Point Express
Integrated security
gateway for mid-sized
businesses

VPN-1 VSX
Virtualized security and
network services for
service providers and
large enterprises

FireWall-1 GX
Security gateway designed
to protect network
infrastructure of
wireless operators

UTM - Unified Threat
Management Products

  Check Point Express CI
  Integrated security
  gateway - including
  anti-virus - for
  mid-sized businesses

  Safe@Office
  Security appliances for
  small businesses

  VPN-1 Edge
  Secure connectivity
  for remote sites
  and large scale
deployments	InterSpect gateway that blocks attacks introduced from inside the network	Connectra
Web security gateway
that provides secure
remote access via SSL
VPN

Web Intelligence
Attack protection for
the Web-based business
applications

SSL Network Extender
Web browser plug-in
that enables secure
remote access via SSL
VPN	Integrity product family Security for every desktop and laptop in the organization VPN-1 SecureClient Secure remote network access ZoneAlarm Product Family Security for home-user and small-business PC	SmartCenter
A singe console for
centrally managing
security

Eventia product family
Security event
management and
reporting

SmartDefense Services
Real-time security
update subscription

Provider-1
Security management
for service providers
and large scale
enterprises

Security Management
Portal (SMP)
Security management of
up to tens of
thousands of
Safe@Office gateways

        Perimeter security

        Perimeter security ensures the confidentiality, integrity and availability of corporate networks by controlling access to all entry and exit points of the network. Perimeter security solutions are also used to securely connect geographically distributed offices or sites.

        Enterprise products:

        VPN-1 Pro

        VPN-1 Pro is an integrated firewall and VPN gateway that provides security and remote connectivity to corporate applications and network resources for enterprises with over 500 employees. VPN-1 Pro integrates access control, authentication and encryption to help ensure the security of network connections, the authenticity of local and remote users, and the privacy and integrity of data communications. VPN-1 Pro is available as a gateway or bundled with SmartCenter centralized management solution, which is described below.

        VPN-1 Edge

        VPN-1 Edge integrated security appliances deliver secure connectivity for remote sites such as branch offices, retail stores and partner sites. VPN-1 Edge integrates firewall, VPN, intrusion prevention and anti-virus capabilities with high availability and advanced routing features, and performs as a UTM solution (see description below). This ensures that remote site communications are available and secure. Centrally managed, VPN-1 Edge appliances enable the efficient setup of thousands of gateways. VPN-1 Edge appliances are available in wired and wireless models.

        Products for medium businesses:

        Check Point Express

        Check Point Express is an integrated security gateway designed for mid-sized companies with up to 500 users, which have single or multiple sites. Check Point Express integrates firewall, VPN, and intrusion prevention capabilities with simple and centralized management of all security functions.

        Unified Threat Management (UTM) Solutions:

        Unified Threat Management (UTM) solutions are products that unify and integrate multiple security features in a single security solution. Typical UTM products integrate firewall, VPN, anti-virus, and intrusion prevention technologies within a single, centrally managed product. We are addressing this emerging market with the following products:

        Check Point Express CI

        Check Point Express CI is an integrated security gateway designed for mid-sized companies with up to 500 users, which have single or multiple sites. Check Point Express integrates firewall, VPN, anti-virus and intrusion prevention capabilities with simple and centralized management of all security functions.

        Safe@Office

        Safe@Office is a unified threat management appliance for small business networks of up to 100 users. Safe@Office provides integrated firewall, VPN, intrusion prevention, anti-virus, anti-spam and URL filtering capabilities. Safe@Office products can be managed locally using a Web browser, or centrally by a Managed Service Provider (MSP) using the Security Management Portal (SMP) described below. Safe@Office appliances are available in wired and wireless models.

        VPN-1 Edge

        You can see description above, under the caption “Enterprise products.”

        Products for service providers, data centers and large enterprises:

        VPN-1 VSX

        VPN-1 VSX is a virtualized security gateway that allows enterprises and service providers to create up to 250 virtual systems on a single hardware platform. This means that a customer which manages multiple firewalls and VPNs does not need to purchase separate hardware for each. Rather, the customer can purchase a single hardware gateway, and then use VPN-1 VSX software to create numerous firewalls and VPNs on that single piece of hardware. This reduces the hardware investment needed to achieve security across an entire network and eases security administration. VPN-1 VSX can be administered by our SmartCenter and Provider-1 centralized management solutions, which are described below.

        FireWall-1 GX

        FireWall-1 GX is a security gateway that is designed to protect the network infrastructure of wireless operators. It protects wireless infrastructure by combining our patented Stateful Inspection technology with security services specifically designed for Global System for Mobile communication (GSM) technologies. With FireWall-1 GX, wireless network operators can offer seamless roaming to their data customers without exposing the network to potential security threats.

      Internal security

        Internal security is designed to protect corporate networks from security breaches that originate from inside the network, such as worm outbreaks, internal hacking or misuse of business applications by users within an organization.

        InterSpect

        InterSpect is an internal security gateway that blocks the spread of worms and other attacks that are introduced from inside the network. InterSpect segments the internal network into multiple “security zones” with varied security policies, and controls traffic and user access between these zones. When InterSpect detects malicious or unauthorized communications coming from a network segment, it blocks that traffic from reaching other network segments. InterSpect quarantines computers that generate suspicious activity or do not comply with security policy, and grants network access only after the problem has been resolved. InterSpect can be administered by our SmartCenter and Provider-1 centralized management solutions, which are described below.

        Web security

        Web Security products are designed to help companies take advantage of Web technologies in a safe and secure manner. Organizations are increasingly dependent on the Web to share information with customers, connect with business partners and keep employees productive. The increased dependence on the Web has been accompanied by a significant increase in the malicious targeting of Web systems for profit and advantage. Whether conducting business through Web applications or sharing information via SSL VPN, today’s businesses need to rely on the availability and integrity of their Web-based systems.

        Connectra

        Connectra is a Web security gateway that provides secure SSL VPN (Secure Socket Layer VPN) remote access with integrated application and endpoint security in a single, unified solution. It allows remote users, such as remote employees and business partners, to securely connect to an organization’s network, using any Web browser and without installing client software. Connectra is available as an appliance or as software for open servers.

        Web Intelligence

        Web Intelligence is an integrated Web application firewall that protects Web-based business applications from attack. It protects the multiple components that make up a Web application, including Web servers, communication protocols and databases. It is sold as an add-on to VPN-1 Pro and is integrated with the Connectra and InterSpect gateways.

        SSL Network Extender

        SSL Network Extender is a browser plug-in that extends SSL VPN remote access to network-based applications from any Web browser. It enables the convenience of browser-based remote access while enabling the utilization of software applications that are installed on the remote computer, such as email clients. It is sold as an add-on to VPN-1 Pro and is integrated with the Connectra gateways.

        Endpoint security

        Our endpoint security solutions address the risks that hackers, worms, spyware and other threats pose to the internal and remote computers that access the network. Our solutions provide centralized management for easy control of endpoint security, and policy-based enforcement.

        Integrity product family

        Our Integrity products enable enterprises to enforce security policy on desktop and laptop computers used across the organization. Integrity helps enforce security policies by enabling administrators to control which computer applications can be used on the network, screening inbound and outbound traffic for malicious content, detecting and removing spyware, and securing instant messaging use. Integrity also helps ensure that all computers in the network are running the latest anti-virus software, or have the latest security patches installed before they connect to the network. Integrity is controlled from a centralized management console.

        The Integrity product family includes Integrity, which secures desktops and laptops while enforcing network access security policy on every computer before it gains access to the corporate network; Integrity SecureClient, which combines endpoint security capabilities and desktop firewall with a VPN client; and Integrity Clientless Security, a browser plug-in version of Integrity that secures computers on demand without requiring a full software installation.

        Integrity options include Integrity Anti-Spyware for spyware detection and removal; Integrity Advanced Server, which delivers maximum scalability and reliability through server clustering; and Integrity IM Security, which offers comprehensive instant messaging (IM) security that keeps these applications private and secure.

        SmartDefense Program Advisor

        The SmartDefense Program Advisor service provides real-time recommendations to administrators and end users on which programs should be allowed to run on an endpoint computer. This service accesses a knowledgebase of tens of thousands of programs that have been classified as either good or bad. SmartDefense Program Advisor saves administrators the effort of researching and defining which programs they should allow or deny as part of their endpoint security policy and helps end users make more accurate decisions on what programs they should allow to run on their computers.

        VPN-1 SecureClient

        VPN-1 SecureClient works with our VPN gateways to extend secure remote access to end users. It encrypts and authenticates data to protect against eavesdropping and data tampering. VPN-1 SecureClient also allows administrators to enforce desktop policies for additional security, such as protecting corporate networks from unauthorized users gaining access to the network by first gaining access to a remote user machine.

        ZoneAlarm product family

        ZoneAlarm Security Suite is a complete Internet security solution for individuals and small businesses, which protects personal computers running the Microsoft Windows operating systems. ZoneAlarm Security Suite integrates personal firewall, anti-virus and anti-spyware capabilities, SmartDefense update service, ID and privacy protection, email security, anti-phishing and anti-spam, instant messaging protection and wireless computer protection.

        Many of the capabilities offered in the ZoneAlarm Security Suite are also offered as standalone product offerings. We offer ZoneAlarm, a basic personal firewall, free of charge for personal and nonprofit use.

        Security management and online services

        We offer a variety of products based on our Security Management Architecture (SMART), which enables centralized policy configuration, monitoring, logging and reporting for our perimeter, internal, Web and endpoint security solutions.

        SmartCenter

        SmartCenter is our flagship security management solution, providing a single console for centrally managing security, VPN and network policies and end-user activity. SmartCenter also provides centralized management and distribution of new defenses, software updates and licenses. It has the following components:

■	SmartDashboard is the interface that enables administrators to centrally define and distribute security and VPN policies,

■	SmartView Tracker provides real-time visual tracking of all logged connections and administrator activity.

        SmartCenter Pro provides all the capabilities of SmartCenter plus the following additional management capabilities for the most complex environments:

■	SmartLSM, for management of large-scale VPN and security gateway deployments,

■	SmartUpdate for centralized distribution of software and license updates,

■	SmartMap for a visual display of network and security deployment,

■	SmartDirectory for integration with LDAP information stores for centralized network user management,

■	SmartView Monitor for real-time network, VPN and user monitoring, and

■	SmartPortal for Web-based access to SmartCenter.

        Eventia product family

        Eventia Analyzer is a comprehensive security event management solution that provides centralized, real-time correlation of security information from multi-vendor devices in order to help security administrators respond more quickly and decisively to security events, such as an attack against the network or an intruder trying to gain unauthorized access to a critical business application. Automated aggregation and correlation of data helps improve security incident response by filtering out unimportant information and automatically prioritizing the most significant threats.

        Eventia Reporter enables security administrators to generate reports on metrics that are critical to network security operations. It provides centralized reporting on network utilization, security events and user activity, and consolidates the data into predefined reports with customizable filters. Eventia Reporter is closely integrated with SmartCenter and Provider-1, which is described below.

        SmartDefense Services

        SmartDefense Services is a subscription-based service that provides real-time security defense updates, advisories and recommendations for security administrators. Defense updates add new capabilities to our products, such as updating anti-virus signature files or providing protection against newly discovered software vulnerability.

        Management solutions for large-scale enterprises

        Provider-1

        Provider-1 is a security management product designed for service providers and the very largest enterprises. It consolidates and centralizes the management of security policies for thousands of users. Provider-1 enables the administrator to simplify a complex security policy by dividing it into more manageable sub-policies. These sub-policies match geographic, functional or other logical groupings. Policies can be applied globally to all gateways or tailored to meet the needs of individual customers.

        Security Management Portal (SMP)

        SMP is a security management product that is designed for service providers who provide managed security services for small businesses and for enterprise IT departments that remotely manage security for their remote or branch locations. SMP enables management of up to tens of thousands of Safe@Office gateways through a simple, Web-based user interface.

Revenues by category of activity and geographic area

        The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2003	2004	2005
Category of activity:	(in thousands)

Products and licenses	$230,096	$275,677	$281,364
Software subscriptions	161,690	196,327	239,319
Support, training and consulting	40,786	43,356	58,667

Total revenues	$432,572	$515,360	$579,350

        Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and marketing

        We sell through a wide network of channel partners, including distributors, resellers, value-added resellers, system integrators and managed services providers. Our agreements with these channel partners are usually non-exclusive. Almost all of our enterprise sales are to our channel partners (we rarely sell directly to end users). Most of our sales to the consumer market are either directly via our Web sites or through retail stores.

        We use various marketing tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising and telemarketing campaigns. In addition, we provide current and prospective customers with 30 day software evaluation licenses to try the products.

        We have strategic relationships with various hardware partners that include server, workstation, appliance and networking vendors. These include Crossbeam Systems Inc., Dell Inc., Hewlett-Packard Co., International Business Machines Corporation (IBM), Nokia Corporation, Nortel Networks Corp., Siemens AG and Sun Microsystems Inc. The purpose of these relationships is to improve the integration of our security software with hardware platforms, support our marketing and sales efforts and help increase customer satisfaction. In addition, these hardware partners provide primary support and training to their customers.

        We also initiated and continue to maintain our Open Platform for Security (OPSEC) framework, enabling integration with leading hardware appliances and third-party security software applications. OPSEC promotes interfaces that allow integration and interoperability between our products and “best of breed” complementary technologies. This enables users to create a complete Internet security architecture. Products that carry the “OPSEC certified” and “Secured by Check Point” seals have been tested to ensure integration and interoperability. OPSEC partners include both appliance manufacturers (such as those listed above) and application developers such as Computer Associates International, Inc., RSA Security, Inc., Trend Micro, Inc. and VeriSign, Inc.

Customer service and support

        We operate a worldwide technical services organization, providing a wide range of technical, customer, educational and professional services. Our technical assistance centers in the United States and Israel offer worldwide 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties.

        Our channel partners generally provide their customers with installation, training, maintenance and support, while we provide a high-level technical backline support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support.

        Until the end of 2003, we generally offered a separate subscription and support program for each license. Since that time, we have begun offering more comprehensive programs that cover all of our products in a customer’s installed base. These new programs offer lower cost to our customers and achieve greater account coverage. In 2005, the majority of our subscription and support contracts were based on these new programs.

Research and product development

        We believe that our future success will depend upon our ability to enhance our existing products and develop and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network. This includes enhancements to our current family of products and the continued development of new products to address perimeter, internal, Web and endpoint security needs and security management needs. Although we expect to develop most of our new products internally, we may decide, based upon timing and cost considerations, that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses.

        Research and development expenses were $29.3 million in 2003, $44.5 million in 2004 and $50.5 million in 2005. These amounts include stock based compensation related to the Zone Labs acquisition in the amount of $1.3 million per year in 2004 and 2005. At December 31, 2005 we had 520 employees dedicated to research and development activities and quality assurance.

Competition

        You can see more details in “Item 3 – Key Information” under the caption “Risk Factors – We may not be able to successfully compete.”

Proprietary rights

        We use a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We rely on trade secret and copyright laws to protect our software, documentation and other written materials. These laws provide only limited protection. Further, we generally enter into confidentiality agreements with employees, consultants, customers and potential customers, and limit access and distribution of materials and information we consider proprietary.

        We have five U.S. patents and over 25 U.S. patents pending, and additional patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate or our competitors may independently develop technology that is similar but is based on our technology.

Effect of government regulation on our business

        You can see more details in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli Taxation, Foreign Exchange Regulation and Investment Programs.”

Organizational structure

        We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software Technologies (Canada) Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Singapore) PTE Ltd.	Singapore
Check Point Software Technologies (Netherlands) B.V	Netherlands
Israel Check Point Software Technologies Ltd. China (1)	China
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. - US Branch (2)	United States of America (New York)
Check Point Software Technologies Cayman Islands	Cayman Islands
Zone Labs LLC (3)	United States of America (California)
Zone Labs Ltd. (4)	United Kingdom
Zone Labs PTE. Ltd. (5)	Singapore
SofaWare Technologies Ltd. (6)	Israel

(1) Branch of Check Point Software Technologies Ltd.

(2) Branch of Check Point Holding (Singapore) PTE Ltd.

(3) Wholly owned by Check Point Software Technologies, Inc.

(4) Wholly owned by Zone Labs LLC. In process of being merged into a subsidiary of Check Point in United Kingdom.

(5) Wholly owned by Zone Labs LLC. In process of being merged into a subsidiary of Check Point in Singapore.

(6) We own 64% of the outstanding equity of SofaWare (62% on a fully diluted basis). We also own warrants to acquire shares of SofaWare that allow us to increase our holdings to 69% of the outstanding equity of SofaWare (assuming the exercise of all of our warrants to acquire shares of SofaWare, but not assuming exercise by any other shareholder of Sofaware). Accordingly, we consolidate the financial results of SofaWare into our financial statements.

        Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies SARL	France
Check Point Software Technologies B.V	Netherlands
Check Point Software Technologies (Italia) Srl (1)	Italy
Check Point Software Technologies (Switzerland) A.G	Switzerland
Check Point Software Technologies Norway A.S	Norway
Check Point Software Technologies (Spain) S.A	Spain
Check Point Software Technologies Mexico S.A. de C.V	Mexico
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (UK) Ltd.	United Kingdom
Check Point Software Technologies GmbH	Germany
C.P.S.T. Sweden A.B	Sweden
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Poland) Sp.z.o.o	Poland
Check Point Software Technologies (Czech Republic) s.r.o	Czech Republic
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (Hong Kong) Ltd. Shanghai office (2)	China

Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Finland) Oy	Finland
Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey
Check Point Software Technologies (Belgium) S.A	Belgium
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Taiwan) Ltd. (4)	Taiwan

(1) 97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.

(2) Branch of Check Point Software Technologies (Hong Kong) Ltd. Under formation.

(3) 96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

(4) Under formation.

Property, plants and equipment

        Our headquarters and principal research and development facilities are located in Ramat-Gan, Israel, near Tel-Aviv, where we lease approximately 106,000 square feet of office space pursuant to several lease agreements. All of these leases expire on December 31, 2006 (with options to extend the leases for periods ranging from one to three years). We also lease a total of approximately 170,000 square feet of office space in the United States. About 48,000 square feet of this space is in Redwood City, California, approximately 70,000 square feet is in San Francisco, California, approximately 31,000 square feet is near Dallas, Texas and approximately 21,000 square feet is in field offices. These facilities are leased for periods of up to five years. In January 2006 we signed an agreement to lease approximately 28,000 square feet near Dallas, Texas. This new lease will commence in May 2006 and will replace our existing facility in Dallas, Texas. In addition, we lease regional office space in Canada, Europe and Asia.

Principal capital expenditures and divestitures

        For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on our consolidated financial statements, including the related notes, and should be read in conjunction with them. You can find our financial statements in “Item 18 – Financial Statements.”

Overview

        We develop, market and support a wide range of software and combined hardware and software products and services that enable our customers to communicate securely over IP (Internet Protocol) networks, primarily targeting those connected to the Internet. Our products and services protect our customers’ networks in four areas: perimeter, internal, Web and endpoint. Perimeter security protects against unauthorized entry and other threats that are introduced from outside the network. Internal security protects against threats that are introduced from inside the network. Web security enables remote employees and partners to connect to an organization’s network securely from any Web browser and protects Web-based business applications. Endpoint security protects personal computers from hackers, worms, cyber spies (spyware) and data thieves. Our products and services operate under a unified security architecture, with central management and enforcement of security policy. Our products and services are sold to enterprises, service providers, small- and medium-sized businesses and consumers. Our Open Platform for Security (OPSEC) framework, allows customers to extend the capabilities of our products and services, enabling integration with leading hardware appliances and third-party security software applications. Our products are sold, integrated and serviced by a network of partners around the world.

        Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the information technology (IT) industry and Internet security industry. During the past few years these economic and market conditions have reduced the high growth that the Internet security industry had previously experienced. As a result, the financial results and capital spending levels of many of our customers have been materially adversely affected. If general economic and industry conditions fail to improve, or if they deteriorate, demand for our products could be adversely affected.

        We derive most of our revenues from sales of our Internet security products (primarily under the VPN-1 and related brands), and related software subscriptions, support, training and consulting. We expect this to continue to be the case in the foreseeable future.

        During each of 2003 and 2004 we derived approximately 13% of our sales from a single distributor. During 2005 we derived approximately 24% of our sales from two distributors (approximately 12% each).

        The following table presents the percentage of total consolidated revenues that we derive from sales to each of the regions shown:

	Year Ended December 31,
Region:	2003	2004	2005

Americas	43%	44%	46%
Europe, Middle East and Africa	41%	42%	41%
Japan	9%	7%	6%
Asia Pacific other than Japan	7%	7%	7%

        For information on the impact of foreign currency fluctuations, you can see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk–Foreign Currency Risk.”

        In October 2005 we announced that we had signed a definitive agreement to acquire privately-held Sourcefire, Inc., subject to various conditions, and we have not yet completed this acquisition.  The total consideration for the acquisition is approximately $225 million. We anticipate this consideration will consist of approximately $215 million in cash and the assumption of the Sourcefire stock option plan. In addition, we will assume the cost of additional options issued by Sourcefire after February 15, 2006. The agreement has been approved by the boards of directors of both companies and by the stockholders of Sourcefire. The closing of the acquisition of Sourcefire is subject to regulatory approval, for which we have submitted two separate applications with regulatory authorities in the U.S. We have received United States anti-trust approval and we are waiting for a determination on our pending application with the Committee on Foreign Investment in the United States (CFIUS) under the Exon-Florio legislation (Section 5021 of the Omnibus Trade and Competitiveness Act of 1988), which provides for a 30-day review following notification of a potential acquisition. CFIUS has the option to extend the review period for an additional 45-day investigation. In February 2006, CFIUS notified us that the 30-day review provided by the Exon-Florio legislation had expired and our pending application had moved into the investigative stage for an additional 45-day investigation.  Although we are working with CFIUS through the investigative period, we cannot be certain that the acquisition will be approved or will be approved on the terms originally negotiated or otherwise acceptable to us. You can see more details in “Item 3 – Key Information” under the caption “Risk Factors – Risks related to Acquisition.”

Critical accounting policies and estimates

        We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). U.S. GAAP requires that we make estimates and assumptions in certain circumstances that affect the amounts reported in our consolidated financial statements and related footnotes. We base our estimates on our experience and various assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. We believe that the estimates and assumptions involved in the accounting policies described below have the greatest potential impact on our financial statements, thus we consider these to be our critical accounting policies. You can see a summary of all of our significant accounting policies in Note 2 to our consolidated financial statements.

        Revenue recognition

        We generally derive our revenues from three primary sources:

■	new software licenses,

■	software subscriptions, and

■	services revenues, which include support, training and consulting.

        The basis for revenue recognition for new software licenses is substantially governed by the provisions of Statement of Position No. 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants (SOP 97-2). According to SOP 97-2, we recognize revenue when:

■	persuasive evidence of an arrangement for the license of software exists,

■	the products are delivered or services are performed,

■	the price is deemed fixed or determinable and free of contingencies or significant uncertainties, and

■	collection is probable.

        When we grant certain channel partners longer than customary payment terms, we consider the fee not to be fixed or determinable. In these cases, we defer revenues and recognize them when payment becomes due from the channel partners, or when payment is actually collected, provided that all other revenue recognition criteria have been met.

        We also defer revenues from software subscription and support, and recognize them either in equal portions over the term of the software subscription and support agreement, or when services are performed.

        We follow very specific and detailed guidelines, several of which are discussed above, in measuring revenue; however, certain judgments affect the application of our revenue recognition policy.

        Our revenue recognition policy takes into consideration the creditworthiness and past transaction history of each channel partner in determining the probability of collection as a criterion of revenue recognition. This determination requires the exercise of judgment, which affects our revenue recognition. If we determine that collection of a fee is not probable, we defer the revenue recognition until the time collection becomes probable, which is generally upon receipt of cash.

        Revenues earned on software arrangements involving multiple elements are allocated to each element based on the “residual method.” The fair value of the undelivered element is determined based on objective figures, called Vendor Specific Objective Evidence (VSOE). The Vendor Specific Objective Evidence of the fair value of the undelivered elements (including software subscription, support, training and consulting) is generally determined based on the price charged for the undelivered element when sold separately or renewed. Such determination is judgmental and for most contracts is based on normal pricing and discounting practices for those elements in similar arrangements.

        Allowance for doubtful accounts and sales returns

        We maintain an allowance for doubtful accounts for losses that may result from the failure of our channel partners to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts. We also record a provision for estimated sales returns in the same period as we record the related revenues. We base this estimate on historical sales returns and other factors. If the historical data used to calculate these estimates do not properly reflect future returns, we may need to increase the provision for sales returns.

        Derivative and hedge accounting

        Most of our sales are denominated in U.S. dollar, and we incur most of our expenses in U.S. dollar, Euro and Israeli shekels. We enter into option contracts to hedge our foreign currency exposure to lower fluctuations in revenue denominated in Japanese Yen and expenses denominated in Euro. These hedging arrangements are classified as cash flow hedges. Accordingly, changes in their fair value are recorded in other comprehensive income. We also enter into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated assets. The changes in the fair value of these contracts are recognized in earnings. We estimate the fair value of such derivative contracts by reference to forward and spot rates and options’ pricing quoted in active markets.

        Establishing and accounting for foreign exchange contracts involve judgments, such as determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

        Although we believe that our estimates are reasonable and meet the requirement of hedge accounting, actual results may differ from these estimates, and such difference could cause fluctuation of our recorded revenue and expenses.

        Legal contingencies

        We are the defendants in various lawsuits, including employment claims and other legal proceedings in the normal course of our business. In addition, we received several class action complaints alleging violations of the federal securities laws. These complaints were later consolidated by the court into one action. In determining whether provisions should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will successfully defend ourselves. When we believe that it is probable that we will not prevail in a particular matter, we then estimate the amount of the provision required based in part on our legal counsel’s advice.

        You can see more details in “Item 8 – Financial Information” under the caption “Legal proceedings.”

        Income taxes and valuation allowance

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. This process involves us estimating our actual current tax exposure, which is accrued as taxes payable, together with assessing temporary differences resulting from differing treatment of items and for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

        Although we believe that our estimates are reasonable and that we have considered future taxable income and ongoing prudent and feasible tax strategies in estimating our tax outcome and in assessing the need for the valuation allowance, there is no assurance that the final tax outcome and the valuation allowance will not be different than those which are reflected in our historical income tax provisions and accruals.

        We have filed or are in the process of filing federal, state and foreign tax returns that are subject to audit by the respective tax authorities. Although the ultimate outcome is unknown, we believe that adequate amounts have been provided for and any adjustments that may result from tax return audits are not likely to materially adversely affect our consolidated results of operations, financial condition or cash flows.

        Realizability of long-lived assets

        We are required to assess the impairment of long-lived assets, other than goodwill, tangible and intangible under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

        Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of fair value to the carrying amount of the asset, an impairment charge is recorded. We measure fair value using discounted projected future cash flows.

        Goodwill and other intangible assets

        We follow SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

        We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we use a discounted cash flow methodology, market multiples and market capitalization. Significant estimates that we use in these fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. As of December 31, 2005 no impairment charges were required.

Results of Operations

        The following table presents information concerning our results of operations in 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	(in thousands)

Revenues:
Products and licenses	$230,096	$275,677	$281,364
Software subscriptions	161,690	196,327	239,319
Support, training and consulting	40,786	43,356	58,667

Total revenues	432,572	515,360	579,350

Operating expenses*:
Cost of revenues	18,923	27,750	30,540
Research and development	29,314	44,483	50,542
Selling and marketing	111,007	135,712	142,336
General and administrative	17,644	24,098	24,244
Acquired in-process R&D	-	23,098	-

Total operating expenses	176,888	255,141	247,662

Operating income	255,684	260,219	331,688
Financial income, net	43,506	44,777	54,177

Income before taxes on income	299,190	304,996	385,865
Taxes on income	55,311	56,603	66,181

Net income	$243,879	$248,393	$319,684

* Including stock-based compensation (related to Zone Labs acquisition) in the following items:

Cost of revenues		$137	$408
Research and development		1,297	1,252
Selling and marketing		2,745	1,825
General and administrative		441	260

Total stock-based compensation expenses		$4,620	$3,745

        The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2003	2004	2005

Revenues:
Products and licenses	53%	54%	49%
Software subscriptions	37	38	41
Support, training and consulting	10	8	10

Total revenues	100	100	100

Operating expenses:
Cost of revenues	4	5	5
Research and development	7	9	9
Selling and marketing	26	26	25
General and administrative	4	5	4
Acquired in-process R&D	-	5	-

Total operating expenses	41	50	43

Operating income	59	50	57
Financial income, net	10	9	9

Income before taxes on income	69	59	66
Taxes on income	13	11	11

Net income	56%	48%	55%

        Revenues

        We derive our revenues from the sale of products and licenses and related software subscriptions, support, training and consulting. Our revenues were $432.6 million in 2003, $515.4 million in 2004 and $579.4 million in 2005. The increase in revenues in 2004 was attributable both to organic growth and to the inclusion of Zone Labs’ operations starting in the second quarter of 2004. Revenue in 2005 increased due to growth in our product sales and the continued strengthening of our subscription and support sales, and due to the inclusion of Zone Labs’ operations for a full year. Strengthening of our subscription and support sales is attributed mainly to greater account coverage of our new comprehensive subscription and support programs and growth of our SmartDefense service and the consumer business. We anticipate that revenues in 2006 will continue to increase due to organic growth and following completion of the anticipated acquisition of Sourcefire. We cannot assure you, however, that revenues will grow in 2006 due to several factors, any of which could materially adversely affect our revenues. These factors include the uncertainty of the global economic conditions, the market acceptance of new products, our ability to complete and if so, successfully integrate Sourcefire and the level of products and price competition.

        Cost of revenues

        Our cost of revenues is comprised of the cost of post-sale customer support, training and consulting. It also includes the cost of freight, software and hardware production, manuals, packaging and license fees. Cost of revenues was $18.9 million in 2003, $27.8 million in 2004 and $30.5 million in 2005. These amounts include amortization of intangible assets and stock-based compensation related to the Zone Labs acquisition in the amount of $4.2 million in 2004 and $5.8 million in 2005. The acquired intangible assets are amortized over their useful lives on a straight-line basis, which best represents the distribution of their economic value. In 2004 the increase in cost of revenues was mainly attributable to the inclusion of expenses of Zone Labs’ operations and amortization of intangible assets starting in the second quarter of 2004 and to the increase in sales of hardware-based products. The increase in cost of revenues in 2005 was attributable mainly to the inclusion of Zone Labs’ operations for a full year. We anticipate that cost of revenues will increase in 2006 in line with an expected growth in revenues derived from products incorporating hardware and with the inclusion of Sourcefire’s results of operations and amortization of intangible assets resulting from the acquisition of Sourcefire, if completed.

        Research and development

        Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $29.3 million in 2003, $44.5 million in 2004 and $50.5 million in 2005. These amounts include stock-based compensation related to the Zone Labs acquisition in the amount of $1.3 million in 2004 and $1.3 million in 2005. Research and development expenses represent 7% of revenue in 2003, 9% in 2004 and 9% in 2005. In 2004 the increase in these expenses was mainly attributable to the increase in the number of research and development employees, resulting from the acquisition of Zone Labs in the second quarter. In 2005 the increase was mainly attributable to the inclusion of Zone Labs’ research and development employees for the full year and to the increase in the number of our other research and development employees. We anticipate that research and development expenses in 2006 will increase due to expected additional recruiting of employees, an expected increase in payroll and related expense, and the acquisition of Sourcefire, if completed.

        Selling and marketing

        Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, travel and other related expenses. Selling and marketing expenses were $111.0 million in 2003, $135.7 million in 2004 and $142.3 million in 2005. These amounts include amortization of intangible assets and stock-based compensation related to the Zone Labs acquisition in the amount of $2.9 million in 2004 and $2.1 million in 2005. Selling and marketing expenses represent 26% of revenue in 2003, 26% in 2004 and 25% in 2005. In 2004 these expenses increased mainly due to the inclusion of Zone Labs’ operations, the increase in compensation expenses (in line with the increase of revenues), increase in marketing activities and the continued strengthening of the Euro. In 2005 the increase was mainly attributable to the inclusion of Zone Labs’ operations for the full year. The decrease in selling and marketing expenses as a percentage of revenue in 2005 is attributable mainly to improved efficiency of the sales force. We anticipate that selling and marketing expenses will increase in 2006 due to expected increased marketing activities, expected additional recruiting of employees, an expected increase in payroll and related expense, and the acquisition of Sourcefire, if completed.

        General and administrative

        General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other. General and administrative expenses were $17.6 million in 2003, $24.1 million in 2004 and $24.2 million in 2005. These amounts represented 4% of revenue in 2003, 5% in 2004 and 4% in 2005. The increase in general and administrative expenses in 2004 compared to 2003 was mainly due to the inclusion of Zone Labs’ operations and a market increase in insurance costs. In 2005 the increase was mainly attributable to the inclusion of Zone Labs’ operations for the full year. The decrease in general and administrative expenses as a percentage of revenue in 2005 is attributable mainly to improved efficiency. We anticipate that general and administrative expenses will increase in 2006 due to an expected increase in payroll and related expense, and the acquisition of Sourcefire, if completed.

        In-process research and development

        Upon the acquisition date of Zone Labs in 2004 we recorded a $23.1 million charge for acquired in-process research and development (IPR&D). This expense was attributable to projects which qualified as not yet having reached technological feasibility and with no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. The expected future cash flow attributable to IPR&D was discounted at 25%. At the time of the acquisition of Zone Labs we estimated that these IPR&D projects were 32% complete and would be completed over the following 3 years.

        Deferred stock-based compensation

        In conjunction with the acquisition of Zone Labs we recorded deferred stock-based compensation in the amount of $16.6 million. This amount represents the intrinsic value of approximately 2.8 million options to purchase our ordinary shares that we issued in exchange for Zone Labs’ unvested stock options. This amount is included in the total fair value of Zone Labs’ options assumed of $50.4 million. Deferred stock-based compensation is recognized over the remaining vesting period of the related options. Stock-based compensation associated with these options amounted to $4.6 million in 2004 and $3.7 million in 2005. We anticipate incurring additional compensation expense, as a result of the adoption of SFAS No. 123(R). The adoption of SFAS No. 123(R) will have a material adverse effect on our results of operations, although it will have no impact on our overall financial position or cash flows.

        Operating margin

        We may experience future declines in operating margins from historical levels due to the following reasons:

■	increased competition that will result in pressure on us to reduce prices,

■	additional investments in the continuing development and expansion of our sales and marketing organization, including the expansion of our field organization both in the United States and additional countries in Europe, Asia and Latin America,

■	integration of an acquired business that at the time of acquisition has operating margins lower than ours,

■	additional expansion of our research and development organization,

■	changes to the treatment of stock option compensation due to the adoption of SFAS No. 123(R), and

■	expected growth in the percentage of revenues that we derive from products incorporating hardware, which have lower operating margins than software products.

        The amount and timing of these factors are likely to result in fluctuations in operating margins.

        Financial income, net

        Financial income, net consists primarily of interest earned on cash equivalents and marketable securities. Financial income, net was $43.5 million in 2003, $44.8 million in 2004 and $54.2 million in 2005. Interest income is heavily dependent on prevailing U.S. interest rates. In 2004 financial income, net increased slightly as a result of rising interest rates, despite the decrease in our average cash levels due to the amount we paid in the Zone Labs acquisition and the share repurchase programs executed in 2004. The increase in 2005 is attributable mainly to the continued rise in interest rates.

        Taxes on income

        Our effective tax rate was 18.5% in 2003, 18.6% in 2004 and 17.2% in 2005. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to our production facilities in Israel. Our effective tax rate may increase in 2006, as a result of the amendment to the Investment Law. We are currently evaluating the impact the amendment will have on us. Based on our preliminary analysis, it may materially adversely affect our 2006 financial statements.

        We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two years and a reduced corporate tax rate of 10% to 25% for an additional period of eight years, based on our percentage of foreign investment. The tax benefits for our existing Approved Enterprise programs are scheduled to gradually expire by 2013. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment under the approved plan, or (2) fourteen years from receipt of approval.

        Out of our retained earnings as of December 31, 2005, approximately $661 million are tax-exempt. If we were to distribute this tax-exempt income before our complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (10% to 25%), and an income tax liability of up to approximately $165 million would be incurred. Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise program as the undistributed tax exempt income is essentially permanent in duration.

        If we fail to meet the requirements of an Approved Enterprise we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

        On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.

        You can see more details in “Item 10 – Additional Information” under the caption “Israeli Taxation, Foreign Exchange Regulation and Investment Programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us under Israeli law require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Quarterly Results of Operations

        The following tables set forth certain unaudited consolidated statements of income data for each of the quarters in 2004 and 2005, as well as the percentage of our revenues represented by each item. We prepare our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements, including the related notes, appearing in “Item 18 – Financial Statements.”

	Year Ended December 31, 2004				Year Ended December 31, 2005
	Q1	Q2(2)	Q3(3)	Q4(4)	Q1(1)	Q2(2)	Q3(3)	Q4(4)
	Unaudited
	(in thousands, except per share amounts)

Revenues	$116,062	$126,919	$129,330	$143,049	$137,661	$144,563	$141,068	$156,058

Operating expenses:
Cost of revenues	4,934	7,853	7,585	7,378	6,990	7,940	7,800	7,810
Research and development	8,662	11,329	12,087	12,405	13,147	12,211	12,733	12,451
Selling and marketing	28,598	35,480	34,267	37,367	34,777	37,442	33,461	36,656
General and administrative	4,850	6,660	6,415	6,173	6,348	6,063	6,009	5,824
Acquired in-process R&D	23,098	-	-	-	-	-	-	-

Total operating expenses	70,142	61,322	60,354	63,323	61,262	63,656	60,003	62,741

Operating income	45,920	65,597	68,976	79,726	76,399	80,907	81,065	93,317
Financial income, net	10,769	10,579	11,459	11,970	12,401	13,468	14,321	13,987

Income before taxes on income	56,689	76,176	80,435	91,696	88,800	94,375	95,386	107,304
Taxes on income	14,761	12,913	13,677	15,252	15,094	16,378	16,642	18,067

Net Income	$41,928	$63,263	$66,758	$76,444	$73,706	$77,997	$78,744	$89,237

Basic earnings per share	$0.17	$0.25	$0.27	$0.31	$0.30	$0.32	$0.32	$0.36
Shares used in computing basic
earnings per share	250,189	254,778	251,423	248,585	247,894	245,398	244,261	244,517
Diluted earnings per share	$0.16	$0.24	$0.26	$0.30	$0.29	$0.31	$0.31	$0.36
Shares used in computing
diluted earnings per share	259,829	266,800	258,341	257,459	256,150	252,179	250,075	248,585

(1)	Including pre-tax charges for amortization of intangible assets and deferred stock-based compensation of $2.6 million in first quarter of 2005 (related to Zone Labs acquisition).

(2)	Including pre-tax charges for amortization of intangible assets and deferred stock-based compensation of $3.1 million in second quarter of 2004 and $2.4 million in second quarter of 2005 (related to Zone Labs acquisition).

(3)	Including pre-tax charges for amortization of intangible assets and deferred stock-based compensation of $2.9 million in the third quarter of 2004 and $2.2 million in the third quarter of 2005 (related to Zone Labs acquisition).

(4)	Including pre-tax charges for amortization of intangible assets and deferred stock-based compensation of $2.8 million in the fourth quarter of 2004 and $2.2 million in fourth quarter of 2005 (related to Zone Labs acquisition).

        As a percentage of revenues:

	Year Ended December 31, 2004				Year Ended December 31, 2005
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Operating expenses:
Cost of revenues	4	6	6	5	5	6	5	5
Research and development	7	9	9	9	9	8	9	8
Selling and marketing	25	28	26	26	25	26	24	23
General and administrative	4	5	5	4	5	4	4	4
Acquired in-process R&D	20	-	-	-	-	-	-	-

Total operating expenses	60	48	46	44	44	44	42	40

Operating income	40	52	54	56	56	56	58	60
Financial income, net	9	8	9	8	9	9	10	9

Income before taxes on income .	49	60	63	64	65	65	68	69
Taxes on income	13	10	11	11	11	11	12	12

Net Income	36%	50%	52%	53%	54%	54%	56%	57%

        Our future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to a combination of factors, including:

■	changes in customer capital spending budgets and its allocation throughout the year,

■	seasonal trends in customer purchasing,

■	the occurrence of Internet security breaches or threats,

■	the timing and success of new product and new technologies introduced by us or our competitors,

■	regional or global economic and political conditions,

■	our ability to integrate the technology and operations of acquired businesses with our own business, and

■	fluctuations in foreign currency exchange rates.

        Our revenues are subject to seasonal fluctuations related to the slowdown in spending activities in Europe for the third quarter and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

        Our expense levels are based, in part, on expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors described above, it is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline significantly.

Recently Issued Accounting Standards

        In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (SFAS No. 123(R)), “Share-Based Payment,” which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25, and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values beginning in the first quarter of 2006. Pro forma disclosure is no longer an alternative. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB No. 107), which provides supplemental implementation guidance on SFAS No. 123(R).

        We have the option to choose either the modified prospective or modified retrospective method. We currently expect to adopt SFAS No. 123(R) using the modified retrospective method of adoption. This method requires that compensation expense be recorded over the expected remaining life of all unvested stock options and restricted stock, and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No. 123(R). Prior periods will be restated to recognize compensation cost in the amount previously reported in the pro forma footnote disclosures under SFAS No. 123.

        As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB No. 25‘s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the SFAS No. 123(R) fair value method will have a significant impact on our consolidated results of operations, although it will have no impact on our overall consolidated financial position or consolidated cash flows. However, our assessment of the estimated compensation charges is affected by our stock price as well as assumptions regarding a number of complex and subjective variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. Had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on when employees exercise stock options, among other things), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $12.6 million in 2003, $1.2 million in 2004 and $12.6 in 2005.

Liquidity and capital resources

        We have financed our operations through cash generated from operations. Our cash and cash equivalents and short-term investments were $954.2 million as of December 31, 2004 and $1,342.8 million as of December 31, 2005. Our long-term interest bearing investments were $623.1 million as of December 31, 2004 and $382.5 million as of December 31, 2005. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments were $1,577.3 million as of December 31, 2004 and $1,725.3 million as of December 31, 2005. At the end of 2002 we established a wholly owned subsidiary in Singapore to manage our financial assets. This subsidiary currently holds the majority of our investments. We generated net cash from operations of $290.9 million in 2003, $302.0 million in 2004 and $358.0 million in 2005. Net cash from operations for 2003 consisted primarily of net income adjusted for non cash activity, increases in deferred revenues, employees and payroll accruals, accrued expenses and other liabilities. Net cash from operations for 2004 consisted primarily of net income adjusted for non cash activity including acquired in-process research and development, plus increases in deferred revenue, employees and payroll accruals, which were offset by decreases in accrued expenses and other liabilities and increases in trade receivables. Net cash from operations for 2005 consisted primarily of net income adjusted for non cash activity, plus increases in deferred revenue, which were offset by increases in trade receivables and decreases in employee and payroll accruals.

        Net cash used in investing activities was $425.9 million in 2003, $256.7 million in 2004 and $39.9 million in 2005. In 2003 net cash used in investing activities consisted primarily of investments in marketable securities of varying maturities offset by proceeds from marketable securities and bank deposits. Excess cash is invested depending on our projected cash needs for operations, capital purchases and other business purposes. In 2004 net cash used in investing activities included, in addition to the above, net cash paid in conjunction with the acquisition of Zone Labs in the amount of $95.3 million. In 2005 net cash used in investing activities consisted primarily of investments in marketable securities offset by proceeds from marketable securities. In 2006 we anticipate to use approximately $215 million in cash to acquire Sourcefire, if the acquisition is completed. Our capital expenditures amounted to $3.0 million in 2003, $4.5 million in 2004 and $4.9 million in 2005. Currently, our capital expenditures consist primarily of computer equipment and software for our research and development and technical service organization efforts, as well as increasing infrastructure to enable operation expansion.

        Net cash provided by (or used in) financing activities was approximately $17.7 million in 2003, $(210.1) million in 2004 and $(182.0) million in 2005. Net cash from financing activities in 2003 was primarily as a result of proceeds we received from the exercise of stock options. In 2004 and 2005 net cash used in financing activities was attributed primarily to the purchase of treasury shares. Our board of directors approved three programs to repurchase ordinary shares. Each program authorized the repurchase of up to $200 million. The first program was announced on October 28, 2003 and ended on August 24, 2004. The second program was announced on October 28, 2004 and ended on May 31, 2005. The third program was announced on July 25, 2005 and is still in effect. Under the repurchase programs we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. We fund the share purchases from available working capital. The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under our repurchase programs described above, during 2004 we purchased a total of 12.0 million shares at a total cost of $244.6 million, at an average price of $20.40 per share. In 2005 we purchased a total of 10.6 million shares at a total cost of $236.9 million, at an average purchase price of $22.38 per share.

        Until 2005, debt securities were classified as held-to-maturity as we had the positive intent and ability to hold the securities to maturity and were stated at amortized cost.

        In 2005, debt securities are classified as available for sale. Available for sale securities are carried as fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income.

        Our principal sources of liquidity consist of our cash and cash equivalents and marketable securities (which aggregated $1,725.3 million as of December 31, 2005), our cash flow from operations and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital requirements for the foreseeable future.

Research and development, patents and licenses, etc.

        You can see more details in this Item 5, under the caption “Result of Operations.”

Trend information

        You can see more details in this Item 5, under the caption “Result of Operations.”

Off-balance sheet arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Disclosure of contractual obligations

        The following table summarizes our material contractual obligations as of December 31, 2005:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating Lease Obligations	$10,428	$4,406	$3,936	$1,738	$348
Severance pay*	8,915	-	-	-	-

Total	$19,343	$4,406	$3,936	$1,738	$348

* Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, only $2,784 is unfunded.

        In October 2005 we announced the execution of a definitive agreement to acquire Sourcefire, for a total consideration of approximately $225 million. You can see a summary of our obligation to acquire Sourcefire in this Item 5, under the caption “Overview.” This summary is qualified in its entirety by the text of the Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Seyfert Acquisition Corporation, and Sourcefire, Inc., dated as of October 5, 2005, which is filed as Exhibit 4.11 to this Form 20-F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

        Our directors and executive officers as of December 31, 2005 were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer
and Chairman of the
Board

Marius Nacht	Senior Vice President and
Vice Chairman of the
Board

Jerry Ungerman	Vice Chairman of the Board

Eyal Desheh	Executive Vice President
and Chief Financial
Officer

Irwin Federman	Director	✓	✓	✓	✓	✓

Ray Rothrock	Director	✓	✓	✓	✓	✓

David Rubner	Director	✓		✓		✓

Tal Shavit	Director	✓				✓

(1)	“Independent Director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ National Market regulations (see explanation below)

(2)	“Outside Director” as required by Israel’s Companies Law (see explanation below)

        Gil Shwed, one of our co-founders, has served on our board of directors and as our Chief Executive Officer since we were founded in 1993. Since 1998 Mr. Shwed has also served as the Chairman of our board of directors. From 1993 until 2001 he served as our President. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology.

        Marius Nacht, one of our co-founders, has served on our board of directors since we were founded in 1993. Since 1999 he has served as our Senior Vice President and since 2001 he has also served as Vice Chairman of our board of directors. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem, and he earned an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University.

        Jerry Ungerman was appointed Vice Chairman of our board of directors in 2005, and he is responsible for leading our partner and customer relations. From 2001 until 2005 he served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a bachelor’s degree in Business Administration from the University of Minnesota.

        Eyal Desheh has been our Chief Financial Officer since 2000 and he has also served as our Executive Vice President since 2005. Mr. Desheh is responsible for our worldwide financial and operational management, consumer business management and business development. From 1996 until 2000 he served as Chief Financial Officer of Scitex Corporation Ltd., a world leader in digital imaging solutions for graphics communications. Before joining Scitex, he served in numerous financial management and business development roles including Vice President for business development and strategy at Bezeq – The Israeli Telecommunications Corp., Ltd., Deputy Chief Financial Officer of Teva Pharmaceutical Industries Ltd., President of H.L. Financial Services Ltd. and Vice President of Bank Hapoalim New York. Mr. Desheh earned a bachelor’s degree in Economics and an MBA in Finance, both from the Hebrew University of Jerusalem. Mr. Desheh also serves as a director of ECI Telecommunications Ltd.

        Irwin Federman has served on our board of directors since 1995. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock is Managing General Partner of Venrock Associates, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

        David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Before Mr. Rubner started Rubner Technology Ventures, he served as President and Chief Executive Officer of ECI Telecommunications Ltd. Previously, he held various management positions in ECI Telecommunications. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree from Carnegie Mellon University. In 1995 he received the Industry Prize. Mr. Rubner serves as a director of Koor Industries, Lipman Transaction Solutions Ltd., Elbit Imaging Ltd., TeleMessage Ltd. and a number of private companies. In addition, Mr. Rubner is a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek hospital.

        Dr. Tal Shavit has served on our board of directors since 2002. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change and a redefining of management roles in order to meet market changes.

        Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2005. You can see more details in this Item 6, under the caption “Share Ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

        Some of our directors are board members of multiple companies, some of which may be technology companies. Currently we don’t see an existing conflict of interest.

        The term of each director will expire in 2006. At that time Irwin Federman and Ray Rothrock will be completing their second terms as our outside directors under the Israeli Companies Law and will not be eligible for reelection to our board of directors.

        Compensation of directors and officers

        The total direct compensation that we accrued for our directors and executive officers as a group for each of the years ended December 31, 2004 and 2005 was approximately $3.2 million. This does not include amounts we expensed for business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel. In addition, only directors who are not officers receive compensation for serving as directors. From time to time we grant options under our stock option and equity incentive plans (described below) to our executive officers and directors. Option grants to directors who are not officers are made pursuant to the automatic option grant program under these plans, while option grants to directors who are officers are made only with audit committee, board of directors and shareholder approval. As of December 31, 2005, our executive officers and directors held options to purchase an aggregate of approximately 18.0 million shares under our stock option and equity incentive plans. The exercise prices of these options range between $9.83 and $79.79, and their expiration dates range between July 2006 and September 2012. Other than as specified in the share ownership table under Item 7 – “Major Shareholders and Related Party Transactions,” none of our directors and officers holds more than 1% of our outstanding shares.

Board practices

        Our board of directors currently consists of seven members. Under our articles of association, the board is to consist of between six and twelve members. Each director (other than an outside director, as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by the board of directors and serves at the discretion of the board. All of our officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.

        Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director or may cancel the appointment of an alternate director. Any person eligible to serve as a director, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the board, for a specified period or until notice is given of the cancellation of the appointment. To our knowledge, no director intends to appoint any other person as an alternate director.

        Outside and independent directors

        Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence. An outside director serves for a term of three years, which may be extended once for an additional three-year term. An outside director can be removed from office only under very limited circumstances. Both of the outside directors must serve on the company’s audit committee, and at least one outside director must serve on each committee of the board of directors. Irwin Federman and Ray Rothrock are our outside directors under the Israeli Companies Law. Their second and final term of office will expire in 2006.

        Independent directors. The Sarbanes-Oxley Act of 2002, as well as related new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq National Market, require issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have at least three independent directors within the meaning of the applicable Nasdaq National Market regulations. Our board of directors complies with these requirements by including a majority of members who are independent, and our audit committee consists of three directors, all of whom are independent. Irwin Federman, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable Nasdaq National Market regulations. Our independent directors have regularly scheduled meetings at which only independent directors are present.

        Committees of the board of directors

        Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, compensation committee and nominating committee.

        Audit committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director whom we employ or who provides services to us on a regular basis, a controlling shareholder or certain relatives of a controlling shareholder. In addition, the listing requirements of the Nasdaq National Market also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq National Market listing requirements. Irwin Federman, Ray Rothrock and David Rubner serve as the members of our audit committee. In 2003 the audit committee adopted an audit committee charter as required by the Nasdaq National Market listing requirements.

        The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent accountants and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee also is required to monitor whether there are any deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

        Compensation committee. Our compensation committee consists of Irwin Federman and Ray Rothrock. The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee equity incentives under our equity incentive plans, and determining salaries and bonuses for our executive officers and incentives for our other employees. In 2004 the compensation committee adopted a compensation committee charter.

        Nominating committee. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors and provides oversight in the evaluation of our board of directors and each committee. Our nominating committee consists of Irwin Federman, Ray Rothrock, David Rubner and Tal Shavit. In 2005 the nominating committee adopted a nominating committee charter.

Employees

        As of December 31, 2005, we had 1,414 employees.

        Over the past three years, the number of our employees by function was as follows:

	Year Ended December 31,
Function:	2003	2004	2005

Research, development, and quality assurance	321	439	520
Marketing, sales and business development	486	568	536
Customer support	163	124	122
Information systems, administration and finance	175	213	236

Total	1,145	1,344	1,414

        From time to time, we also engage a limited number of consultants, subcontractors and temporary help. As of December 31, 2005, we had 64 people of this nature.

        Over the past three years, the number of our employees by geographic area was as follows:

	Year Ended December 31,
Region:	2003	2004	2005

Israel	500	538	612
United States	463	612	564
Rest of the World	182	194	238

Total	1,145	1,344	1,414

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We believe that we have sufficient provisions in respect of these obligations. We are subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

        The following table shows information regarding beneficial ownership by our directors and executive officers as of December 31, 2005. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

        All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the shares owned by their family members to which such directors disclaim beneficial ownership.

        The share numbers and percentages listed below are based on 244,309,929 shares outstanding as of December 31, 2005.

Name	Number of Shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise Price	Date of Expiration

Gil Shwed	31,114,112	12.4%	Ordinary shares	6,159,015	$9.83-42.31	07/04/2006-09/26/2012
Marius Nacht (4)	26,260,811	10.6%	Ordinary shares	3,759,015	$9.83-42.31	07/04/2006-09/26/2012
All directors and officers
as a group (8 persons
including Messrs. Shwed
and Nacht)	60,354,153	23.5%	Ordinary shares	12,649,530	$9.83-79.79	07/04/2006-09/26/2012

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2005 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from December 31, 2005. The exercise price of some of these options is greater than our current share market price.

(4)	In addition to the position stated in the table, Mr. Nacht is the beneficiary of a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. The trust is irrevocable and is scheduled to expire May 2007.

        Each of Messrs. Ungerman, Desheh, Federman, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity incentive plans

        In 2005 we adopted two new equity incentive plans: our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan, and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans will be in effect until 2015. Following ratification of the new plans by our shareholders in September 2005, we stopped issuing stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Number of ordinary shares reserved for future grants under 2005 plans

        We initially reserved a total of 50,000,000 ordinary shares for future grants under the 2005 U.S. plan and the 2005 Israel plan (20,000,000 ordinary shares under the 2005 U.S. Plan and 30,000,000 ordinary shares under the 2005 Israel Plan). These are in addition to the shares issuable upon the exercise of options outstanding under our 1996 United States Stock Option Plan, our 1996 Israel Stock Option Plan, the Zone Labs 1998 Stock Option Plan and our Employee Stock Purchase Plan, which are described in greater detail below. Beginning in January 2006, this number will increase automatically by an aggregate of 5,000,000 shares a year for both plans combined, of which 2,000,000 ordinary shares will be added each January 1st to the number of shares reserved under the 2005 U.S. Plan and 3,000,000 ordinary shares will be added each January 1st to the number of shares reserved under the 2005 Israel Plan.

        Any ordinary shares subject to options under our 2005 U.S. Plan or 2005 Israel Plan will be deducted from the number of ordinary shares reserved for issuance under that plan. If any ordinary shares are issued as Restricted Stock, RSUs or Performance Shares under our 2005 U.S. Plan or 2005 Israel Plan, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, twice this number of ordinary shares will be deducted from the number of ordinary shares reserved for issuance under that plan. Shares that are issued pursuant to any award under our 2005 U.S. Plan or 2005 Israel Plan will not be returned to the plan. However, if an award under our 2005 U.S. Plan or 2005 Israel Plan expires or becomes unexercisable without having been exercised in full, or with respect to Restricted Stock, RSUs or Performance Shares is forfeited to or repurchased by us at its original price due to its failure to vest, the shares that were subject to the award become available for future grant or sale under that plan.

        As of December 31, 2005 we had issued options for an aggregate of 1,632,630 ordinary shares under the 2005 U.S. Plan and the 2005 Israel plan combined, of which options for 1,618,330 ordinary shares were outstanding on that date. The option exercise prices range between $21.50 and $23.19 per share.

        Administration

        Both the 2005 U.S. Plan and the 2005 Israel Plan are administered by our board of directors or a committee of our board. The administrator has full power to determine the persons to whom awards shall be granted and the other terms of the awards granted, including (a) the number of shares subject to each grant, (b) the duration of the related award agreement, (c) the time, manner and form of payment upon the exercise of an award, and (d) other terms and provisions governing the awards. The administrator also establishes the vesting schedule of awards that are granted.

        2005 United States Equity Incentive Plan

        Awards. The 2005 U.S. Plan provides for the following kinds of awards, which we refer to generically as awards: (i) Incentive Stock Options (ISOs), (ii) Non-statutory Stock Options (NSOs), (iii) Restricted Stock, (iv) Restricted Stock Units (RSUs), (v) Performance Shares, (vi) Performance Units, and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

        Granting of options, price and duration. Our 2005 U.S. Plan provides that each option will expire on the date stated in the notice of grant, which will not be more than seven years from its date of grant (or five years, in the case of an ISO granted to a person who on the date of grant owns 10% or more of our voting power). The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant (or 110% of the fair market value, in the case of an ISO granted to a person who on the date of grant owns 10% or more of our voting power). The administrator will fix the period within which the award can be exercised and the exercise price. No award can vest until at least six months after the grant date.

        Granting of awards other than options, and price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and Performance Units upon payment of their nominal value. No award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares or Performance Units that the administrator permits to be paid out in installments or on a deferred basis.

        Grants to non-employee directors. Our non-employee directors will receive an automatic option grant under the 2005 U.S. Plan or the 2005 Israel Plan (but not both), and will also be eligible for discretionary awards under the plans. We currently contemplate that automatic grants under the 2005 U.S. Plan will be made primarily to non-employee directors who are citizens or residents of the United States, and automatic grants under the 2005 Israel Plan will be made primarily to non-employee directors who are citizens or residents of Israel.

        Each non-employee director who is first elected or appointed to the board of directors will be granted an option to purchase 50,000 ordinary shares on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting will be granted an option to purchase an additional 25,000 ordinary shares, of which 50% will vest six months after the grant date, 25% will vest nine months after the grant date and another 25% will vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

        All options to directors will be granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ National Market on the date of grant.

        2005 Israel Equity Incentive Plan

        Awards. The 2005 Israel Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period, (ii) “Non-approved 102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants, (iii) Restricted Stock, (iv) RSUs, (v) Performance Shares, (vi) Performance Units, and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

        Trustee. A trustee designated by our board of directors and approved by the Israel Tax Authority must hold any shares allocated or issued upon exercise of Approved 102 Options or other shares subsequently received following any realization of rights, including bonus shares (stock dividends), for at least the period of time specified by Section 102 of Israel’s Income Tax Ordinance.

        Granting of options, price and duration. Our 2005 Israel Plan provides that each option will expire on the date stated in the option agreement, which will not be more than ten years from its date of grant. The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant. The administrator will fix the period within which the award can be exercised and the exercise price. No award can vest until at least six months after the grant date.

        Granting of awards other than options, and price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and Performance Units upon payment of their nominal value. No award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares or Performance Units that the administrator permits to be paid out in installments or on a deferred basis.

        Grants to non-employee directors. Our non-employee directors who do not receive an automatic option grant under the 2005 U.S. Plan will receive an automatic option grant under the 2005 Israel Plan, and will also be eligible for discretionary awards under the 2005 Israel Plan. We currently contemplate that automatic grants under the 2005 Israel Plan will be made primarily to non-employee directors who are citizens or residents of Israel. The terms of grants to non-employee directors under the 2005 Israel Plan will be identical to those applicable under the 2005 U.S. Plan, described above.

        1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

        As of December 31, 2005 we had outstanding options to acquire an aggregate of 28,267,886 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $4.46 and $86.54 per share. We will not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Zone Labs 1998 Stock Option Plan

        In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2005 419,663 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 365,215 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and generally vest over a four-year period. The option exercise prices range between $1.66 and $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

        Employee Stock Purchase Plan

        In 1996 we adopted an Employee Stock Purchase Plan, which we refer to as the ESPP. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. 6,000,000 ordinary shares were authorized for issuance under the ESPP. As of February 1, 2006, 1,919,190 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. According to our shareholders’ resolution at our annual meeting of shareholders, held in September 2005, the ESPP will terminate on the earliest of: (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, and (iii) when all purchase rights under the ESPP are granted or exercised in connection with a Corporate Transaction as defined in the ESPP.

        An eligible employee can purchase ordinary shares at a price of 85% of the fair market value of the ordinary shares at the beginning of the six-month offering period (or 85% of the fair market value of the ordinary shares on the semi-annual purchase date, if that is lower). Each eligible employee can elect to purchase ordinary shares under the ESPP in an amount of up to 15% of the employee’s compensation, but not more than 1,250 shares per participant on any purchase date. Employees may terminate their participation in the ESPP at any time during the offering period, and participation ends automatically on termination of employment with us. Each outstanding purchase right will be exercised immediately prior to our merger or consolidation with another company. Our board of directors may amend or terminate the ESPP immediately after the close of any purchase date. The board may not, unless shareholders approve, materially increase the number of ordinary shares available for issuance, reduce the purchase price payable for ordinary shares, or materially modify the eligibility requirements for participation or the benefits available to participants.

        Change of control arrangements

        Upon a change of control of us, if the successor entity refuses to assume or provide substitute awards, then the compensation committee of our board of directors can either terminate all unvested awards or accelerate the vesting period of any award under our 2005 U.S. Plan and our 2005 Israel Plan. The compensation committee also has the authority to accelerate the vesting of the ordinary shares subject to outstanding options held by our directors, officers and employees in connection with the subsequent termination of some officers’ employment following a change in control event.

ITEM 7.	MAJOR SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTY

        The following table shows information as of December 31, 2003, 2004 and 2005 for each person who, as far as we know, beneficially owned more than 5% of our outstanding ordinary shares:

Name of Five Percent Shareholders	No. of shares beneficially held		% of class of shares (3)	No. of shares beneficially held		% of class of shares (3)	No. of shares beneficially held		% of class of shares (3)
	December 31, 2003			December 31, 2004			December 31, 2005

Gil Shwed	29,751,494	(1)	11.7%	31,102,744	(1)	12.2%	31,114,112	(1)	12.4%

Franklin Resources, Inc.	27,306,935	(2)	11.0%	25,625,981	(2)	10.3%	27,241,741	(2)	11.2%

Marius Nacht (4)	27,311,794	(1)	10.8%	27,981,794	(1)	11.1%	26,260,811	(1)	10.6%

Janus Capital Management LLC (5)	17,335,164	(2)	7.0%
Shlomo Kramer (5)	13,746,900	(1)	5.5%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31, of each of the years shown in this table. The exercise price of some of these options is greater than our current share market price.

(2)	As of December 31, 2003 and 2004, based on information contained in Schedules 13F filed with the Securities and Exchange Commission; as of December 31, 2005, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission. In the Schedule 13G filed on February 14, 2006, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson and Templeton Global Advisors Limited indicate that they may be deemed to be the beneficial owners of some or all of these securities but they disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(3)	If a shareholder has the right to acquire shares by exercising stock options exercisable within 60 days from December 31, of each of the years shown in this table, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(4)	In addition to the position stated in the table for December 31, 2005, Mr. Nacht is the beneficiary of a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. The trust is irrevocable and is scheduled to expire May 2007.

(5)	Based on information available to us, as of December 31, 2004 and December 31, 2005, neither Janus Capital Management LLC nor Shlomo Kramer beneficially owned more than 5% of our outstanding ordinary shares.

        Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

        As of August 2005, approximately 46% of the total number of our ordinary shares were held of record or beneficially owned by persons in the United States.  According to our transfer agent, there were 283 holders of record of our ordinary shares in the United States.

        We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

ITEM 8.	FINANCIAL INFORMATION

Consolidated financial statements

        You can find our financial statements in “Item 18 – Financial Statements.” Dividend policy

        Out of our retained earnings of $1,781 million as of December 31, 2005, approximately $661 million are tax-exempt because they are attributable to our facilities’ status as Approved Enterprise under the Investment Law. Our board of directors has resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is essentially permanent in duration.

Legal proceedings

        Beginning on August 29, 2003, we received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of our ordinary shares, alleging violations of the United States federal securities laws. On January 14, 2004, the court-appointed lead plaintiffs filed a Consolidated Amended Complaint on behalf of a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that we and certain of our senior officers made misrepresentations and omissions regarding, among other things, our sales and future prospects. We retained counsel and filed a motion to dismiss the complaint. On March 7, 2005 the District Court granted our motion to dismiss but permitted the lead plaintiffs to file an amended complaint to attempt to cure the defects in the dismissed complaint. On April 22, 2005, the lead plaintiffs filed their Consolidated Second Amended Complaint. On September 2, 2005, we filed a motion to dismiss this complaint, and this motion is currently pending before the District Court. We continue to dispute the allegations of wrongdoing and intend to defend the matter vigorously. We maintain applicable insurance as well as a financial reserve in our financial statements as of December 31, 2005.

        On November 16, 2004, Etay Bogner, a shareholder of SofaWare, filed a motion in the Tel-Aviv District Court asking that the court authorize him to conduct a shareholders derivative suit against us on behalf of SofaWare in the amount of approximately NIS 22.7 million ($5.1 million as of the date of the filing), not including linkage and interest. The suit relates to discounts, sales commissions and royalties that the plaintiff alleges we owe to SofaWare, with respect to products that we sold or that were sold through us. Court hearings have taken place with respect to the plaintiff’s request that the court authorize him to conduct a shareholder’s derivative suit against us on behalf of SofaWare. The parties submitted written summations and are waiting for the court’s decision on this request. The matter is at a very preliminary stage, but we believe that the claim is without merit and intend to contest the claim vigorously.

        On November 22, 2005, Etay Bogner also filed an initiating motion against us and against SofaWare. The motion alleges that some shareholders of SofaWare, among them the plaintiff, are entitled to exercise veto rights with respect to various actions of SofaWare. The plaintiff also filed a motion to obtain injunctive relief that would prevent SofaWare and us from taking certain actions with respect to the issuance of SofaWare’s securities to its employees and the determination of SofaWare’s auditors’ compensation. We have submitted a motion to dismiss the initiating motion, to convert it to a regular claim or to stay the proceedings as long as Bogner’s first suit is pending. We have responded to the motion to obtain injunctive relief. The matter is at a very preliminary stage, but we believe that the claim is without merit and intend to contest the claim vigorously.

        On December 14, 2004, Adi Ruppin, a shareholder and director of SofaWare, filed an initiating motion in the Tel-Aviv District Court against us. The motion alleges that we are oppressing the plaintiff, who is a minority shareholder of SofaWare. Therefore, the plaintiff is asking the court to compel us to purchase the plaintiff’s shares in SofaWare, based upon a valuation to be determined by an independent expert. The plaintiff is also seeking disclosure of information and documents relating to our business plans and those of SofaWare, and to the inter-company balances between the two companies. We have submitted a motion to dismiss the initiating motion or to convert it to a regular claim, and a motion to stay the proceedings as long as Bogner’s first suit is pending. As also requested by the plaintiff, the court has stayed all proceedings in this case until after the court renders its decision with respect to Bogner’s request that he be authorized to conduct a shareholder’s derivative suit against us on behalf of SofaWare. The matter is at a very preliminary stage, but we believe that the claim is without merit and intend to contest the claim vigorously.

ITEM 9.	THE OFFER AND LISTING

        Our ordinary shares are traded publicly on the NASDAQ National Market under the symbol “CHKP.”

        The following table lists the high and low prices of the ordinary shares for the periods indicated:

	High	Low

2001	113.33	19.56
2002	49.47	10.37
2003	22.20	13.35
2004	27.16	16.46
2005	25.42	19.57

2004
First quarter	24.12	16.82
Second quarter	27.09	21.30
Third quarter	27.16	16.46
Fourth quarter	26.21	16.90

2005
First quarter	25.42	20.12
Second quarter	23.47	19.57
Third quarter	24.32	19.96
Fourth quarter	24.50	19.94

Most recent six months
September 2005	24.32	22.10
October 2005	24.50	20.49
November 2005	22.75	21.11
December 2005	22.03	19.94
January 2006	22.47	19.98
February 2006	22.24	20.44

        On March 10, 2006, the last reported sale price of our ordinary shares on the NASDAQ National Market was $21.12 per share.

ITEM 10.	ADDITIONAL INFORMATION

        We were incorporated in Israel in July 1993, and we are registered with the Israeli Registrar of Companies as public company number 52-004282-1.

        The objectives and purposes stated in our articles of association are to engage in any lawful activity worldwide. We develop, market and support a wide range of software and combined hardware and software products and services for enterprises, service providers, small- and medium-sized businesses and consumers. Our products and services operate under a unified security architecture, with central management and enforcement of security policy, and protect our customers’ networks in four areas: perimeter, internal, Web and endpoint.

Articles of association and Israeli Companies Law

        The following is a summary of the material provisions of our articles of association and related provisions of Israeli corporate law. For the complete text of our articles of association, see “Item 19 – Exhibits.”

        Description of shares

        Our authorized share capital consists of 500,000,000 ordinary shares, NIS 0.01 nominal value, 5,000,000 preferred shares, NIS 0.01 nominal value, and 10 deferred shares, NIS 1 nominal value. On December 31, 2005 we had 244,309,929 ordinary shares outstanding and on January 1, 2005 we had 248,217,798 ordinary shares outstanding. During 2005 we issued 6,706,000 ordinary shares, all pursuant to employee equity incentive plans. On December 31, 2005 we held 16,914,041 ordinary shares in our treasury. No preferred shares are outstanding. We have 1 deferred share issued and outstanding, which is not entitled to any rights other than the right to receive its nominal value upon our liquidation.

        Description of ordinary shares

        All of the issued and outstanding ordinary shares are validly issued, fully paid and non-assessable. The ordinary shares do not have pre-emptive rights. Our memorandum of association, our articles of association and Israeli law do not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

        Dividend and liquidation rights. The holders of our ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares. This right may be changed if shares with special dividend rights are authorized in the future. Under the Israeli Companies Law, we may declare dividends out of the higher of retained earnings and earnings generated over the two most recent years (the profits test), in either case provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (the solvency test). If we do not comply with the profits test, a court may allow us to distribute a dividend as long as the court is convinced that the solvency test is fulfilled.

        Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders. Shareholder approval is required for the payment of a final dividend proposed by the board of directors, but shareholders cannot approve a final dividend that is greater than the board’s proposal; in addition, once an interim dividend has been declared and paid, it cannot be affected by any subsequent resolution of the shareholders or the shareholders’ failure to approve a final dividend.

        In the event of our liquidation, holders of our ordinary shares have the equal right to participate in the distribution of assets remaining after payment of liabilities. This right may be changed if shares with special liquidation or dividend rights are authorized in the future.

        Voting, shareholder meetings and resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are authorized in the future.

        Under the Israeli Companies Law, we must hold an annual meeting of our shareholders once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. The board of directors determines the location of the meeting, which can be in Israel or elsewhere. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders meetings.” The board of directors is also required to convene a special shareholders meeting upon the demand of any of the following: two directors; one quarter of the directors in office; or the holder or holders of 5% of our outstanding share capital. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Israeli Companies Law. The law currently provides for at least 21 days’ notice.

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy and holding more than 50% of the voting power. The chairman of the board of directors presides at each of our shareholders meetings. The chairman of the meeting does not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the chairman determines with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two shareholders, regardless of the number of shares they hold or represent.

        The Israeli Companies Law requires that shareholders approve certain transactions, actions and arrangements. Such transactions, actions and arrangements include:

■	arrangements with a director as to the terms of office or compensation,

■	certain extraordinary transactions (as defined in the Israeli Companies Law), and

■	any action or extraordinary transaction involving a director or officer in which a majority of the Board or the statutory audit committee has a personal interest.

        You can see more details in this Item 10, under the caption “Approval of certain transactions; obligations of directors, officers and shareholders.”

        Shareholders’ resolutions will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)	A special or extraordinary resolution (such as a resolution amending our memorandum of association or articles of association) – a majority of at least 75% of the shares voting on the matter is needed.

(2)	A voluntary liquidation – a majority of at least 75% of the shares voting on the matter is needed.

(3)	A compromise or arrangement between us and our creditors or shareholders, reorganization, stock split or reverse split – have to be approved by a majority in number of the persons participating in the vote (except for those abstaining) who together hold at least 75% of the value represented at the vote. In addition, court approval is needed.

(4)	The nomination and dismissal of outside directors – outside directors may be elected or removed by a majority vote at a shareholders meeting, as long as either:

■	the majority of shares includes at least one-third of the shares of non-controlling shareholders voted at the meeting, or

■	the total number of shares of non-controlling shareholders voted against the proposal does not exceed 1% of our aggregate voting rights.

(5)	Extraordinary transactions with a controlling shareholder (any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights) – following audit committee and board of directors approval, these transactions must be approved by a majority vote at a shareholders meeting, as long as either:

■	the majority of shares includes at least two-thirds of the shares of the voting shareholders who have no personal interest in the transaction, or

■	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 1% of our aggregate voting rights.

        Transfer of shares and notices. Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely. Each shareholder of record is entitled to receive prior notice of shareholders meetings. The law currently provides for at least 21 days’ notice. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix a record date, which shall be between 4 and 40 days prior to the date of the meeting.

        Election of directors. Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of shares representing more than 50% of the voting rights at the shareholders meeting, voting in person or by proxy, have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described above.

        Transfer agent and registrar. The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038 U.S.A., tel: 718-921-8124.

        Description of preferred shares

        We have 5,000,000 preferred shares authorized. Our articles of association provide that the board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred shares, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series, without further vote or action by the shareholders. If this provision withstands judicial scrutiny under the Israeli Companies Law, the issuance of preferred shares may have the effect of delaying, deferring or preventing a change in control of us without further action by the shareholders. For example, the board of directors could issue preferred shares with voting and conversion rights that may adversely affect the voting power of the holders of ordinary shares, including the loss of voting control to others. We currently have no plans to issue any preferred shares.

        Anti-takeover measures

        Some of the provisions of our articles of association and Israeli law could, together or separately:

■	discourage potential acquisition proposals,

■	delay or prevent a change in control, and

■	limit the price that investors might be willing to pay in the future for our ordinary shares.

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.

        Under the Israeli Companies Law, in the case of a merger the shareholders and board of directors of each of the merging companies generally need to approve the merger. Shares held by in one of the merging companies by the other merging company (or certain of its affiliates) are not counted toward the required approval. If a merging company has different classes of shares, the approval of each class may be required. Under our articles of association, a merger requires the approval of a supermajority of at least 75% of our shares that are voted on the merger. A merger cannot be completed until 30 days have passed after shareholder approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger is filed with the Registrar of Companies. In addition, a creditor can seek to block a merger on the ground that the surviving company will not be able to meet its obligations.

        The Israeli Companies Law also provides that an acquisition of shares in a public company such as our company must be made by means of a tender offer, if as a result of the acquisition the purchaser would become a 25% shareholder of the company (unless there is another 25% shareholder of the company, or the shares are acquired from another 25% shareholder). Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company such as our company must be made by means of a tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the shares of the company (unless there is another holder of more than 45% of the shares of the company, or the shares are acquired from another holder of more than 45% of the shares of the company). These rules do not apply if the acquisition takes the form of a merger.

        Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel, if according to the law in the country in which the shares are traded or the rules and regulations of the stock exchange on which the shares are traded:

■	there is a limitation on acquisition of any level of control of the company, or

■	the acquisition of any level of control requires the purchaser to make a tender offer to the public.

        The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

        In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as the ability of our board of directors to issue preferred shares, as described above under the caption “Description of preferred shares.”

        Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

■	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder’s becoming an interested shareholder, or

■	upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

A business combination includes:

■	any merger or consolidation between the interested shareholder and us,

■	any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder,

■	subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder,

■	any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder, or

■	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

        In general, the articles of association define an interested shareholder as any entity or person that beneficially owns 15% or more of our outstanding voting shares and any entity or person affiliated with, controlling or controlled by such entity or person.

        In addition, our shareholders are not able to cumulate votes at a meeting, which may require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted. Moreover, our board of directors is authorized to issue preferred shares in series, with the terms of each series to be fixed by the board of directors.

        Approval of certain transactions; obligations of directors, officers and shareholders

        Officers and directors. The Israeli Companies Law codifies the fiduciary duties that office holders, which under the law includes our directors and executive officers, owe to a company.

        Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above provided that all the following conditions apply: the office holder acted in good faith, neither the act nor the approval of the act prejudices the good of the company, and the office holder disclosed the essence of his or her personal interest in the act, including any substantial fact or document, a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

        Compensation. Under the Israeli Companies Law, the compensation arrangements for officers who are not directors require the approval of the board of directors, unless the articles of association provide otherwise. Arrangements regarding the compensation of directors require the approval of the audit committee, the board and the shareholders, in that order.

        Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager; “personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must make the disclosure of his or her personal interest no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business of a company, that is not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities, and a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant and the spouse of any of the foregoing.

        Approvals.  The Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors has a personal interest in the transaction, shareholder approval also would be required.

        Shareholders.  The Israeli Companies Law imposes the same disclosure requirements described above on a controlling shareholder of a public company that it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

        Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

■	any amendment to the articles of association,

■	an increase of the company's authorized share capital,

■	a merger, or

■	approval of interested party transactions that require shareholder approval.

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

        Indemnification of directors and officers; limitations on liability

        Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Israeli Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director.

        Under the Israeli Companies Law, a company may indemnify an office holder against any monetary liability incurred in his or her capacity as an office holder whether imposed on him or her or incurred by him or her in favor of another person pursuant to a judgment, a settlement or an arbitrator’s award approved by court. A company also can indemnify an office holder against reasonable litigation expenses including attorneys’ fees, incurred, whether or not paid by him or her in his or her capacity as an office holder, in proceedings instituted against him or her by the company, on its behalf or by a third-party, in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for a crime that does not require proof of criminal intent, or in which an indictment was not brought against the office holder.

        In addition, a company may indemnify an office holder against reasonable legal fees, including attorney’s fees, incurred, whether or not paid by him, by him or her in consequence of an investigation or proceeding instituted against him or her by an authority that is authorized to conduct such investigation or proceeding, and that was resolved without an indictment against him or her and without imposing on him or her financial obligation as an alternative of a criminal proceeding, or that was resolved without filing an indictment against him or her but with the imposition on him or her of a financial obligation as an alternative to a criminal proceeding in respect of an offense that does not require the proof of criminal intent.

        A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, other than litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.

        A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third-party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third-party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

        Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if committed intentionally or recklessly (excluding mere negligence), or committed with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance, that are of certain enumerated types of events, and subject to limitations as to amount.

        Borrowing power: amendment of rights of ordinary shares

        Our articles of association grant broad powers to the board of directors to have us borrow, repay borrowings, make guarantees and grant security interests in borrowings. The rights and provisions of the ordinary shares may be cancelled, added to, restricted, amended or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders meeting.

NASDAQ National Market corporate governance rules

        In the past, in accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of the NASDAQ National Market, we received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders. In 2005, in response to changes to the Israeli Companies Law, we amended our articles of association to permit the electronic distribution of our financial statements to our shareholders. Accordingly, we will post our Annual Report on Form 20-F on our Web site (www.checkpoint.com), rather than mail it to shareholders as required by the NASDAQ rules. This will comply with the legal requirements in Israel.

        NASDAQ Rule 4350(f) requires that an issuer listed on the NASDAQ National Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the requirements of Rule 4350(f) and we instead follow our home country practice.

Material Contracts

        In October 2005, we announced the execution of a definitive agreement to acquire Sourcefire. For a summary of the terms of our agreement to acquire Sourcefire, please see “Item 5 – Operating and Financial Review and Prospects,” under the caption “Overview.” This summary is qualified in its entirety by the text of the Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Seyfert Acquisition Corporation, and Sourcefire, Inc., dated as of October 5, 2005, which is filed as Exhibit 4.11 to this Form 20-F.

Israeli taxation, foreign exchange regulation and investment programs

        The following is a summary of the principal Israeli tax laws applicable to us, of the Israeli Government programs from which we benefit, and of Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

        You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

        General corporate tax structure in Israel

        Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008, and 26% in 2009.

        As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise.

        Law for the Encouragement of Capital Investments, 1959

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor (the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        A company that owns an Approved Enterprise is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.

        After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from completion of the investment under the approved plan or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined in the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

        The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. To the extent we have more than one approval or only a portion of our capital investments are approved, our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

        If a company distributes dividends from tax-exempt Approved Enterprise income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from Approved Enterprise income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company).

        Currently, we have six Approved Enterprise programs under the alternative track of the Investment Law. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises are scheduled to expire in phases by 2013. We intend to continue to apply for Approved Enterprise programs, but we cannot assure you that we will do so or that we will be successful. We intend to reinvest the entire amount of our tax-exempt income and not to distribute this income as a dividend.

        The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations (which include making specified investments in property and equipment, and financing a percentage of these investments with share capital), and the criteria set forth in the applicable certificate of approval. If we do not fulfill these conditions in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

        On April 1, 2005, an amendment to the Investment Law came into effect, which revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

        As a result of the amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. We are currently evaluating the impact the amendment will have on us. Based on our preliminary analysis, it may materially adversely affect our 2006 financial statements.

        Law for the Encouragement of Industry (Taxes), 1969

        We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the Industrial Encouragement Law). The Industrial Encouragement Law defines an Industrial Company as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

        The following are the principal corporate tax benefits that are available to Industrial Companies:

■	amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes,

■	accelerated depreciation rates on equipment and buildings,

■	under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies, and

■	expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

        Special provisions relating to taxation under inflationary conditions

        The Income Tax Law (Inflationary Adjustments), 1985 represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. This law is highly complex. Until December 31, 2001, we measured our Israeli taxable income in accordance with the provisions of this law. Since January 1, 2002, however, we have elected to measure our taxable income based on the changes in the exchange rate of the U.S. dollar rather than on the basis of inflation, and the provisions of this law have not been applicable to us.

        Stamp tax

        Under Israel’s Stamp Tax on Documents Law, certain documents are subject to stamp tax. In 2004, the tax authorities began an enforcement campaign involving extensive audits of companies’ compliance with the stamp tax obligation with respect to all agreements which had been signed since June 2003. As part of this campaign, we received from the tax authorities a request to list all agreements signed since June 2003. We have received legal advice that there are a variety of defenses relating to our obligation to pay stamp tax or to the amount to be paid. We believe that the applicable provision in our financial statements as of December 31, 2005 is adequate to cover probable liabilities for stamp tax.

        Effective January 1, 2006, stamp tax has been cancelled.

        Taxation of non-Israeli shareholders on receipt of dividends

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

        Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights will be subject to withholding tax at the rate of 12.5%, provided certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

        Capital gains taxes applicable to non-Israeli shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

        Foreign exchange regulations

        Dividends, if any, paid to the holders of our ordinary shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, may be paid in non-Israeli currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollar at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

United States federal income tax considerations

        The following discussion describes the material United States federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

■	a citizen or resident (as defined for U.S. federal income tax purposes) of the United States,

■	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states,

■	an estate, if the estate's income is subject to United States federal income taxation regardless of its source, or

■	a trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons (e.g., a U.S. citizen, resident or corporation) have the authority to control all of its substantial decisions.

We refer to any of the above as a U.S. Shareholder.

        This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, United States Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders who will hold the ordinary shares as capital assets. The discussion does not consider:

■	aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax),

■	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations and foreign individuals or entities,

■	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution,

■	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle or conversion transaction,

■	U.S. Shareholders who acquire their ordinary shares in a compensatory transaction,

■	U.S. Shareholders whose functional currency is not the U.S. dollar, or

■	any aspect of state, local or non-United States tax law.

        The following summary does not address all of the tax consequences of owning or disposing of our ordinary shares to you based on your individual tax circumstances. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of owning or disposing of our ordinary shares, including the effects of applicable state, local or non-united states tax laws and possible changes in the tax laws.

        Dividends paid on the ordinary shares

        A U.S. Shareholder as defined above will generally be required to include in gross income the amount of any distributions paid in respect of the ordinary shares to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of the distribution would include any Israeli taxes withheld as part of the distributions. A maximum U.S. federal income tax rate of 15% will apply if certain holding period requirements are met. This rate is applicable in tax years beginning after December 31, 2002 and before January 1, 2009 for “qualified dividend income” received by an individual as well as certain trusts and estates. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation such as ours generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as the NASDAQ National Market. Information returns reporting dividends paid to U.S. Shareholders will identify the amount of dividends eligible for the reduced rates.

        Any distributions in excess of earnings and profits will be treated first as non-taxable return of capital, reducing a U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of the ordinary shares. Our dividends will generally not qualify for the dividends received deduction available to corporations. Any cash distribution paid in Israeli shekel will equal the U.S. dollar value of the distribution, calculated based on the spot exchange rate in effect on the date of the distribution.

        Credit for Israeli taxes withheld

        Subject to certain conditions and limitations, a U.S. Shareholder will generally be eligible for a credit against United States federal income tax liability for any Israeli tax withheld or paid with respect to dividends on the ordinary shares. The Code provides limitations on the amount of foreign tax credits. These limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. A shareholder who does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do for all foreign income taxes in that year. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each shareholder should consult his, her or its own tax advisor to determine whether and if the specific shareholder would be entitled to this credit.

        Disposition of the ordinary shares

        The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss. The amount of gain or loss is the difference between the amounts realized on the sale or exchange and the tax basis in the ordinary shares. If a U.S. Shareholder’s holding period for the ordinary shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains realized upon a sale or exchange of ordinary shares generally will be subject to a maximum U.S. federal income tax rate of 15% for taxable years which begin before January 1, 2009. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Under the United States-Israel tax treaty, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes.

        Passive foreign investment company status

        Based upon our income, assets and activities, we believe that we are currently not a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We don’t currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either

1.	75% or more of our gross income in the taxable year is passive income, or

2.	50% or more of the average value of our gross assets in the taxable year, calculated quarterly by value, produce or are held for the production of passive income.

        For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

        If we were a PFIC for any taxable year during which you held shares as a U.S. Shareholder and you did not timely elect to treat us as a “qualified electing fund” under Section 1295 of the Code or elect to mark the ordinary shares to market, you would be subject to special tax rules on the receipt of an “excess distribution” on the ordinary shares. Generally, a distribution is considered an excess distribution to the extent it exceeds 125% of the average annual distributions in the prior three years. You would also be subject to special tax rules on the gain from the disposition of the ordinary shares.

        A U.S. Shareholder may be able to mitigate certain adverse tax consequences of holding shares in a PFIC by making a “qualified electing fund,” “deemed sale,” or “mark-to-market” election. However, as a U.S. Shareholder you may make a qualified electing fund election only if we agree to furnish certain tax information annually. We do not presently prepare or provide this information, and this information may not be available to you if we are subsequently determined to be a PFIC. A number of specific rules and requirements apply to a U.S. Shareholder under either of the elections available to owners of a PFIC. You are urged to consult your tax advisor concerning these elections.

        Information reporting and back up withholding

        Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the current rate of 28% (increased to 31% for taxable years beginning in 2011 or later). Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Amounts withheld as backup withholding may be credited against a U.S. Shareholder’s federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Documents on display

        This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

100 F Street, NE Public Reference Room Washington, D.C. 20549

        Copies of these materials can also be obtained from the Public Reference Section of the Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. 20549, at prescribed rates.

        The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system.

        Additionally, documents referred to in this Form 20-F may be inspected at our principal executive offices located at 3A Jabotinsky Street, Ramat-Gan 52520, Israel.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks that result primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or in interest rates.

        In our investments, we use two kinds of derivative financial instruments: forward exchange currency contracts and forward rate agreements, as described below. We use these instruments to hedge our cash flow from unfavorable changes in interest rates, or exchange rates in transactions not denominated in U.S. dollar.

        The table below provides information regarding our investments in cash, cash equivalents, deposits and marketable securities as of December 31, 2005.

		Maturity					Total	Fair Value at Dec. 31, 2005
		2006	2007	2008	2009	2010 onwards
		(in thousands, except percentage)

Government and corporate	Amortized cost	$636,767	$219,147	$80,328	$50,100	$3,501	$989,843	$979,437
debentures - fixed interest rates	WAIR*	3.30%	3.87%	3.98%	3.95%	4.07%	3.52%

Structured products***	Amortized cost	$211,200	-	-	-	-	$211,200	$206,961
	WAIR*	3.06%	-	-	-	-	3.06%

Mortgage and asset backed	Amortized cost	$51,720	$3,699	$1,042	$2,000	$4,536	$62,997	$65,611
securities	WAIR*	3.69%	3.59%	3.91%	4.08%	4.02%	3.92%

Auction rate securities	Cost	$126,282	-	-	-	-	$126,282	$126,282
	WAIR*	3.88%	-	-	-	-	3.88%

Government and corporate	Amortized cost	$26,101	$17,400	$5,000	-	-	$48,501	$48,521
debentures - floating interest rates**	WAIR*	3.41%	3.87%	3.80%	-	-	3.55%

Money market fund & cash	Book value	$298,531	-	-	-	-	$298,531	$298,531
	WAIR*	3.50%	-	-	-	-	3.50%

Total		$1,350,601	$240,246	$86,370	$52,100	$8,037	$1,737,354	$1,725,343
	WAIR*	3.36%	3.88%	3.97%	4.01%	4.65%	3.49%

*	WAIR – Weighted Average Interest Rate
**	Based upon LIBOR as of December 31, 2005
***	Composed mainly of range accrual bonds and inverse floating interest rate bonds (see also Note 3 of the financial statements) which bear interest rate related to the LIBOR. There is no assurance that this WAIR will be maintained in the future due to the nature of these instruments

Foreign currency risk

        Most of our sales are denominated in U.S. dollar, and we incur most of our expenses in U.S. dollar, Euro and Israeli shekel. According to the salient economic factors indicated in SFAS No. 52, “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and intercompany transactions and arrangement indicators are predominately denominated in U.S. dollar. In addition, U.S. dollar is the primary currency of the economic environment in which we operate, and thus U.S. dollar is our functional and reporting currency.

        In our balance sheet, we remeasure into U.S. dollar all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this remeasurement we use the foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

        We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses and share capital) in U.S. dollar, and we do the same with operational accounts. For this measurement we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

        Historically, the effect of fluctuations in currency exchange rates has had low impact on our consolidated operations. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. Our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators. Neither a 10% increase nor decrease from current exchange rates would have a material effect on our consolidated financial statements.

        We attempt to limit our exposure resulting from assets and anticipated revenues that are denominated in Japanese Yen, as well as our anticipated expenses denominated in Euro, through option and forward contracts. We monitor foreign exchange rates and trends periodically, to measure the effectiveness of our foreign currency hedging. If our option and forward contracts meet the definition of a hedge and are so designated, changes in the fair value of the contracts will be:

■	offset against changes in the fair value of the hedged assets or liabilities through earnings, or

■	recognized in other comprehensive income until the hedged item is recognized in earnings.

The ineffective portion of our foreign currency hedging is recognized in earnings.

        As of December 31, 2005 we had outstanding option and forward contracts in the amount of $10.2 million. These transactions were for a period of up to twelve months. In 2006 we expect to reclassify an insignificant amount of unrealized losses from “accumulated other comprehensive loss” to “revenues.” We enter into option and forward contracts only with well-established institutions, and therefore we believe that the liabilities that were owed to us at December 31, 2005 will be realized.

Interest rate risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes government debt instruments (U.S., European and other) and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2005.

        In 2004, we entered into forward rate agreements in the amount of $125 million. By using forward rate agreements, we convert a portion of our floating rate investments to a fixed rate basis, thus reduced the impact of interest rate changes on future interest income. The agreements were all settled during 2005, resulting in a loss of $95,000. This loss is presented in the statement of income as financial income (loss).

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

        (a) As of the end of the period covered by this report on Form 20-F, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures as of the end of the period covered by this report, are effective to provide reasonable assurance that information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

        (b) During the period covered by this report, no changes in our internal controls over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls after the date that we evaluated the controls. Therefore, we did not need to take any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Irwin Federman is an “audit committee financial expert” and that he is independent under the applicable Securities and Exchange Commission and NASDAQ National Market rules.

ITEM 16B.	CODE OF ETHICS

        In March 2004 our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and other individuals who perform similar functions. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies Inc., Attn: Investor Relations, 800 Bridge Parkway, Redwood City, California 94065 U.S.A., tel: 650-628-2000, email: ir@us.checkpoint.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

        The table below summarizes the audit fees that we paid during 2004 and 2005.

	Year Ended December 31, 2004		Year Ended December 31, 2005
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)

Audit fees	$379	49%	$418	51%
Audit-related fees (1)	59	8	19	2
Tax fees (2)	327	43	381	47

Total	$765	100%	$818	100%

(1)	“Audit-related fees” are fees related to due diligence investigations and to other assignments relating to internal control and procedures over financial reporting.

(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

        Our audit committee chooses and engages the independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004 our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may receive during 2005 and 2006 for non-audit services in certain categories.

        Our controller reviews all management requests to engage our auditors to provide services, and approves a request if the requested services are of those that have received pre-approval from our audit committee. We inform our audit committee of these approvals at least quarterly and prior to the commencement of the related services. If the services are not included in those categories that were pre-approved by our audit committee, then specific approval is needed from our audit committee before these services are received. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Our board of directors approved three programs to repurchase ordinary shares. The first program was announced on October 28, 2003 and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004 and ended on May 31, 2005, and also authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005 and is in effect as of March 13, 2006, and authorizes the repurchase of up to $200 million of our ordinary shares.

        During 2005 we spent $236.9 million to repurchase 10.6 million ordinary shares under the second and third repurchase programs. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
				(in thousands)

January 1 - January 31	N/A	N/A	N/A	$155,695
February 1 - February 28	2,130,000	$23.3	2,130,000	$105,989
March 1 - March 31	N/A	N/A	N/A	$105,989
April 1 - April 30	1,627,500	$20.9	1,627,500	$71,885
May 1 - May 31	3,050,800	$22.3	3,050,800	$3,424
June 1 - June 30	N/A	N/A 2	N/A	$3,424
July 1 - July 31	400,000	$22.7	400,000	$194,310
August 1 - August 31	2,158,000	$22.3	2,158,000	$146,232
September 1 - September 30	N/A	N/A	N/A	$146,232
October 1 - October 31	100,000	$22.3	100,00	$143,995
November 1 - November 30	1,149,200	$22.0	1,149,200	$118,767
December 1 - December 31	N/A	N/A	N/A	$118,767

Total	10,615,500	N/A	10,615,500	N/A

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-35 below.

ITEM 19.	EXHIBITS

1	Articles of Association

4.1	Form of Indemnification Agreement between Check Point and its officers and directors

4.2	Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Zanzibar Acquisition, L.L.C., and Zone Labs, Inc., dated as of December 15, 2003 (incorporated by reference to exhibit 4.2 of Check Point's annual report on Form 20-F for the year ended December 31, 2003)

4.3	The 1996 Israel Stock Option Plan, adopted by our board of directors on April 12, 1996, and as restated in May 2004 (incorporated by reference to exhibit 4.5 of Check Point's annual report on Form 20-F for the year ended December 31, 2004)

4.4	The Restated and Amended 1996 Section 102 Share Option Plan, effective as of January 2000 (incorporated by reference to exhibit 4.6 of Check Point's annual report on Form 20-F for the year ended December 31, 2004)

4.5	Addendum to the Restated and Amended 1996 Section 102 Share Option Plan, effective as of February 2003 (incorporated by reference to exhibit 4.7 of Check Point's annual report on Form 20-F for the year ended December 31, 2004)

4.6	The 1996 United Stated Stock Option Plan, adopted by the Board of Directors on April 12, 1996 (incorporated by reference to exhibit 4.8 of Check Point's annual report on Form 20-F for the year ended December 31, 2004)

4.7	2005 Israel Equity Incentive Plan, adopted by our board of directors on September 27, 2005

4.8	2005 United States Equity Incentive Plan, adopted by our board of directors on September 27, 2005

4.9	Zone Labs, Inc. 1998 Stock Option Plan, as amended August 26, 2003 (incorporated by reference to exhibit 4.1 of Check Point's Registration Statement on Form S-8 filed with the SEC on April 15, 2004)

4.10	Employee Stock Purchase Plan, adopted by our board of directors on November 24, 1996

4.11	Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Seyfert Acquisition Corporation, and Sourcefire, Inc., dated as of October 5, 2005

8	List of subsidiaries (incorporated by reference to "Item 4 - Information on Check Point - Organizational Structure" in this Annual Report on Form 20-F)

10	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
January 29, 2006	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share amounts)

	December 31,

	2004	2005

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$162,444	$298,531
Marketable securities	791,799	1,044,312
Trade receivables (net of allowances for doubtful accounts and product returns of $ 7,041 and $ 5,597 as of December 31, 2004 and 2005, respectively)	96,006	127,129
Other current assets	22,180	24,006

Total current assets	1,072,429	1,493,978

LONG-TERM ASSETS:
Marketable securities	623,045	382,500
Property and equipment, net	8,144	7,665
Severance pay fund	5,237	5,644
Deferred tax asset, net	8,704	7,323
Intangible assets, net	25,857	20,215
Goodwill	175,536	174,295
Other assets	867	875

Total long-term assets	847,390	598,517

Total assets	$1,919,819	$2,092,495

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share amounts)

	December 31,

	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$6,046	$5,726
Employee and payroll accruals	38,043	34,677
Deferred revenues	141,114	168,998
Accrued expenses and other liabilities	95,771	98,458

Total current liabilities	280,974	307,859

ACCRUED SEVERANCE PAY	8,021	8,915

Total liabilities	288,995	316,774

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized, no shares issued	-	-
Deferred shares, NIS 1 par value, 10 shares authorized, 1 share issued and outstanding	-	-
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized, 260,191,598 and 261,223,970 shares issued as of December 31, 2004 and 2005, respectively; 248,217,798 and 244,309,929 shares outstanding as of December 31, 2004 and 2005, respectively	771	774
Additional paid-in capital	369,246	386,529
Deferred stock-based compensation	(10,342)	(2,831)
Treasury shares at cost - 11,973,800 and 16,914,041 Ordinary shares as of December 31, 2004 and 2005, respectively	(244,586)	(380,834)
Accumulated other comprehensive income (loss)	206	(8,952)
Retained earnings	1,515,529	1,781,035

Total shareholders’ equity	1,630,824	1,775,721

Total liabilities and shareholders’ equity	$1,919,819	$2,092,495

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,

	2003	2004	2005

Revenues:
Products and licenses	$230,096	$275,677	$281,364
Software subscriptions	161,690	196,327	239,319
Support, training and consulting	40,786	43,356	58,667

Total revenues	432,572	515,360	579,350

Operating expenses: *)
Cost of revenues	18,923	27,750	30,540
Research and development	29,314	44,483	50,542
Selling and marketing	111,007	135,712	142,336
General and administrative	17,644	24,098	24,244
Acquired in-process research and development	-	23,098	-

Total operating expenses	176,888	255,141	247,662

Operating income	255,684	260,219	331,688
Financial income, net	43,506	44,777	54,177

Income before taxes on income	299,190	304,996	385,865
Taxes on income	55,311	56,603	66,181

Net income	$243,879	$248,393	$319,684

Earnings per share:

Basic earnings per Ordinary share	$0.98	$0.99	$1.30

Diluted earnings per Ordinary share	$0.96	$0.95	$1.27

*)	Includes amortization of deferred stock-based compensation in conjunction with the acquisition of Zone Labs to employees in the following items:

Cost of revenues		$137	$408
Research and development		1,297	1,252
Selling and marketing		2,745	1,825
General and administrative		441	260

Total stock-based compensation expenses		$4,620	$3,745

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of January 1, 2003	$740	$163,235	$-	$-	$(190)	$1,023,257		$1,187,042

Tax benefit related to exercise of stock options	-	12,566	-	-	-	-		12,566
Issuance of shares under stock purchase plan and upon exercise of options (3,367,231 Ordinary shares), net	7	17,703	-	-	-	-		17,710
Comprehensive income -			-	-
Realized loss on hedging derivative instruments	-	-	-	-	190	-	$190	190
Unrealized gain on hedging derivative instruments	-	-	-	-	158	-	158	158
Net income	-	-	-	-	-	243,879	243,879	243,879

Total comprehensive income							$244,227

Balance as of December 31, 2003	747	193,504	-	-	158	1,267,136		1,461,545

Tax benefit related to exercise of stock options	-	1,160	-	-	-	-		1,160
Issuance of shares under stock purchase plan and upon exercise of options (5,577,172 Ordinary shares), net	12	34,469	-	-	-	-		34,481
Issuance of shares in conjunction with the acquisition of Zone Labs, net (5,338,368 Ordinary shares)	12	91,352	-	-	-	-		91,364
Stock options assumed in conjunction with the acquisition of Zone Labs (2,847,365 options for Ordinary shares)	-	50,393	(16,594)	-	-	-		33,799
Reversal of deferred stock-based compensation upon forfeiture of options issued to employees in conjunction with the acquisition of Zone Labs	-	(1,632)	1,632	-	-	-		-
Treasury shares at cost (11,973,800 Ordinary shares)	-	-	-	(244,586)	-	-		(244,586)
Amortization of deferred stock-based compensation in conjunction with the acquisition of Zone Labs	-	-	4,620	-	-	-		4,620
Comprehensive income -
Realized gain on hedging derivative instruments	-	-	-	-	(158)	-	$(158)	(158)
Unrealized gain on hedging derivative instruments	-	-	-	-	206	-	206	206
Net income	-	-	-	-	-	248,393	248,393	248,393

Total comprehensive income							$248,441

Balance as of December 31, 2004	$771	$369,246	$(10,342)	$(244,586)	$206	$1,515,529		$1,630,824

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity

Balance as of December 31, 2004	$771	$369,246	$(10,342)	$(244,586)	$206	$1,515,529		$1,630,824

Tax benefit related to exercise of stock options	-	12,613	-	-	-	-		12,613
Issuance of shares under stock purchase plan and upon exercise of options (1,030,741 Ordinary shares) and Issuance of shares in conjunction with the acquisition of Zone Labs (1,631 Ordinary shares)	3	8,436	-	-	-	-		8,439
Issuance of treasury shares under stock purchase plan and upon exercise of options (5,675,259 Ordinary shares)	-	-	-	100,681	-	(54,178)		46,503
Reversal of deferred stock-based compensation upon forfeiture of options issued to employees in conjunction with the acquisition of Zone Labs	-	(3,766)	3,766	-	-	-		-
Treasury shares at cost (10,615,500 Ordinary shares)	-	-	-	(236,929)	-	-		(236,929)
Amortization of deferred stock-based compensation in conjunction with the acquisition of Zone Labs	-	-	3,745	-	-	-		3,745
Comprehensive income, net of tax -
Realized gain on hedging derivative instruments	-	-	-	-	(206)	-	$(206)	(206)
Unrealized gain on hedging derivative instruments	-	-	-	-	15	-	15	15
Unrealized losses on marketable securities, net of $ 3,044 tax	-	-	-	-	(8,967)	-	(8,967)	(8,967)
Net income	-	-	-	-	-	319,684	319,684	319,684

Total comprehensive income							$310,526

Balance as of December 31, 2005	$774	$386,529	$(2,831)	$(380,834)	$(8,952)	$1,781,035		$1,775,721

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,

	2003	2004	2005

Cash flows from operating activities:
Net income	$243,879	$248,393	$319,684
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,030	5,519	5,352
Amortization of marketable securities premium and accretion of discount, net	17,652	17,528	11,066
Acquisition of in-process research and development	-	23,098	-
Amortization of intangible assets	-	4,232	5,642
Stock-based compensation	-	4,620	3,745
Deferred income taxes, net	(556)	257	2,789
Decrease (increase) in trade receivables, net	411	(20,636)	(31,123)
Increase in other current assets and other assets	(1,935)	(8)	(328)
Increase (decrease) in trade payables	(365)	922	(320)
Increase (decrease) in employees and payroll accruals	1,299	5,620	(3,366)
Increase (decrease) in accrued expenses and other liabilities	4,849	(15,906)	3,867
Increase in deferred revenues	6,662	26,613	27,884
Tax benefit related to exercise of stock options	12,566	1,160	12,613
Increase in accrued severance pay, net	309	619	487
Other	84	9	-

Net cash provided by operating activities	290,885	302,040	357,992

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net (a)	-	(95,343)	-
Proceeds from short-term bank deposits	24,279	16,888	-
Proceeds from marketable securities	736,159	904,377	774,883
Investment in marketable securities	(1,183,323)	(1,078,101)	(809,928)
Purchase of property and equipment	(2,971)	(4,500)	(4,873)

Net cash used in investing activities	(425,856)	(256,679)	(39,918)

Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon exercise of options, net of expenses	17,710	34,481	54,942
Purchase of treasury shares at cost	-	(244,586)	(236,929)

Net cash provided by (used in) financing activities	17,710	(210,105)	(181,987)

Increase (decrease) in cash and cash equivalents	(117,261)	(164,744)	136,087
Cash and cash equivalents at the beginning of the year	444,449	327,188	162,444

Cash and cash equivalents at the end of the year	$327,188	$162,444	$298,531

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$31,913	$68,133	$46,418

(a) Acquisition of Zone Labs:
Fair value of net assets acquired (excluding cash) and liabilities assumed at the acquisition date		$238,011
Amount paid in Ordinary shares and options		142,668

Amount paid in cash (net of $ 19,141 acquired cash)		$95,343

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1: –	GENERAL

a.

Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively the “Company” or “Check Point”), are engaged in developing, marketing and supporting Internet security solutions for enterprise networks and service providers.

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

At the end of 2002, the Company established a wholly-owned Singapore resident subsidiary to manage most of its financial assets. The financial management is performed by the subsidiary’s U.S. branch.

b.

In October 2005 the Company announced that it has signed a definitive agreement to acquire privately held Sourcefire Inc. (“Sourcefire”) for a total consideration of approximately $ 225 million. The Company anticipates this consideration will consist of approximately $ 215 million in cash and the assumption of the Sourcefire stock option plan. In addition, the Company will assume the cost of additional options issued by Sourcefire after February 15, 2006. The agreement has been approved by the boards of directors of both companies and by the stockholders of Sourcefire. The closing of the acquisition is subject to regulatory approval. Two U.S. regulatory applications have been submitted. The Company received the United States anti-trust approval and is waiting for a determination on its pending application with the Committee on Foreign Investment in the United States (CFIUS) under the Exon-Florio legislation. The Exon-Florio legislation provides for a 30-day review following notification of a potential acquisition. CFIUS has the option to extend the review period for an additional 45-day investigation. Refer to Note 12, subsequent event, for further information.

c.

On March 26, 2004, the Company acquired all of the outstanding shares of Zone Labs Inc. (“Zone Labs”), a leading provider of endpoint security solutions for enterprises, small businesses and consumers. The acquisition of Zone Labs enables the Company to deliver a comprehensive end-to-end Internet security to all types of customers. The transaction was accounted for using the purchase method of accounting and, accordingly the operating results of Zone Labs have been included in the Company’s accompanying consolidated statements of income from the date of acquisition.

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

The Company has allocated the purchase price of Zone Labs’ acquisition as of March 26, 2004 as follows:

Cash	$19,141
Tangible assets	4,806
Deferred tax asset	15,566
Liabilities assumed	(15,642)
Deferred tax liability	(12,036)
In-process research and development	23,098
Core technology	21,659
Contracts	910
Trademarks	7,520
Goodwill	175,536
Deferred stock-based compensation	16,594

Total purchase price	$257,152

The Company recorded a deferred tax asset of $ 15,566 primarily relating to net operating loss and tax credit carryforwards, as well as reserves and accruals acquired as part of the acquisition. In addition, a deferred tax liability of $ 12,036 was recorded for the difference between the assigned values and the tax bases of the core technology, trademarks and contracts acquired in the acquisition.

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

In conjunction with the acquisition of Zone Labs, the Company recorded deferred stock-based compensation in the amount of $ 16,594, which represents the intrinsic value of approximately 2.8 million options to purchase the Company’s Ordinary shares that the Company issued in exchange for Zone Labs’ unvested stock options. This amount is included in the total fair value of the Zone Labs’ options assumed of $ 50,393. Deferred stock-based compensation is amortized over the remaining vesting period of the related options on a straight-line basis. The estimated amortization of deferred stock-based compensation is $ 1,909 for 2006, $ 883 for 2007 and $ 39 for 2008.

The results of operations of Zone Labs are included in the Company’s consolidated financial statements from March 26, 2004. The following table presents pro forma results of operations and gives effect to the acquisition of Zone Labs as if the acquisition had been consummated at the beginning of each year. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of each period or of the results that may occur in the future. Net income for each period presented excludes the write-off of acquired IPR&D of $ 23,098 and includes amortization of intangible assets related to the acquisition of $ 1,410 per quarter and amortization of deferred stock-based compensation of $ 1,540 per quarter. The unaudited pro forma information is as follows:

	Year ended December 31,

	2003	2004

	Unaudited

Revenues	$457,247	$526,236

Net income	$210,723	$244,123

Basic earnings per share	$0.83	$0.97

Diluted earnings per share	$0.81	$0.93

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1: –	GENERAL (Cont.)

d.

During 2003 and 2004, approximately 13% of revenues in each year were derived from a single channel partner. During 2005, approximately 24% of the Company’s revenues were derived from two channel partners, 12% each. Trade receivable balance from the largest channel partner was $ 8,300 as of December 31, 2004 and from the two largest channel partners was $ 28,516 as of December 31, 2005.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies, are reasonable based upon information available at the time that these estimates, judgments and assumptions were made. To the extent that there are material differences between these estimates and actual results, the financial statements may be affected.

b.	Financial statements in United States dollars:

Most of the Company’s revenues are denominated in United States dollars (“dollars”). In addition, most of the Company’s costs are incurred in dollars, Euro and Israeli shekel. The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is their functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Check Point Ltd. and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in government and corporate marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.

Until 2005, debt securities were classified as held-to-maturity as the Company had the positive intent and ability to hold the securities to maturity and were stated at amortized cost.

In 2005, debt securities are classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in financial income, net. Interest and dividends on securities are included in financial income, net.

Interest income resulting from investments in structured notes that are classified as held to maturity is accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method should be used for recognizing interest income.

Auction rate securities are classified as available for sale and are carried at fair value.

In 2005, in the connection with the expected acquisition of Sourcefire the Company sold $ 41,971 of its securities.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33-50
Office furniture and equipment	10-20
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2003, 2004 and 2005, no impairment was recorded.

h.	Goodwill and other intangible assets:

Goodwill, indefinite-lived intangible assets and certain other purchased intangible assets have been recorded as a result of the acquisition of Zone Labs. Goodwill and indefinite-lived intangible assets are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized using the straight-line basis over the estimated useful lives of four years.

SFAS No. 142 requires goodwill and indefinite-lived intangible assets to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. During 2003, 2004 and 2005, no impairment losses were identified.

i.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs have been expensed.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Revenue recognition:

The Company derives its revenues from products and licenses, software subscriptions, support, training and consulting. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users through its Web site.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition (“SOP No. 97-2”), as amended. In addition, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements and VSOE does not exist for all of the delivered elements. In 2005, the Company reported license related revenue, which related to sale of the right to use one of the Company’s patents for unlimited period. Such revenues were recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.

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

The Company maintains certain provisions for product returns, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”, based on its experience with historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 1,531 and $ 1,051 as of December 31, 2004 and 2005, respectively.

Deferred revenue includes unearned amounts billed under software subscription and support contracts.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	k.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the net increase in its funded or unfunded severance liability. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability is partially provided by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a reserve established by the Company.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005, were $ 1,437, $ 2,240 and $ 2,570, respectively.

	l.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 14 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. From January 1, 1996 (inception) to December 31, 2005, the Company made no matching contributions to the plan. In December 2005, the Company amended its 401(K) contribution plan to include a fixed matching contribution program. Effective from January 1, 2006 the Company will match 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation.

	m.	Income taxes:

The Company accounts for income taxes in accordance with Statement of SFAS No. 109, “Accounting for Income Taxes”. SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	n.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005, were $ 8,371, $ 12,317 and $ 11,355, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	o.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The majority of the Company’s cash and cash equivalents and marketable securities is held by the Company’s Singapore resident subsidiary, invested in dollar and dollar-linked investments, and is deposited in major banks in the U.S. and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s marketable securities consist of investment-grade corporate bonds, mortgage and asset-backed, structured notes, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts for specific debts that are doubtful of collection amounting to $ 5,510 and $ 4,546 as of December 31, 2004 and 2005, respectively. The Company charges off receivables when they are deemed uncollectible. If market declines actual collection, experience may not meet expectations and may result in decreased cash flow and increased bad debt expense. Bad debt expense amounted to $ 927, $ 940 and $ 648 in 2003, 2004 and 2005, respectively.

	p.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

The Company hedges the exposure of assets and anticipated revenues denominated in the Japanese Yen as well as anticipated expenses denominated in Euros with forward and option contracts. To protect against the risk of overall changes in cash flows resulting from export sales over the next year, the Company has adopted a foreign currency cash flow hedging program with zero-cost collar contracts. The net gains (losses) recognized in revenues during 2003, 2004 and 2005 were $ (173), $ 0 and $ 1,109, respectively. During 2003 and 2004, the Company entered into a foreign currency cash flow hedging programs with option contracts designated to hedge expenses in Euros. The net gain (loss) which offset expenses during 2003, 2004 and 2005 amounted to $ 655, $ 360 and $ (22), respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Also, the Company entered into forward exchange contracts designated to hedge the fair value of certain foreign currency denominated partner balances and accrued liabilities. The net gains (losses) recognized in earnings during 2003, 2004 and 2005, representing the foreign exchange forward contract gains (losses), were $ 166, $ (144) and $ 113, respectively.

In 2003 and 2004, the Company entered into forward rate agreements (“FRA”), in the amount of $ 25,000 and $ 125,000, respectively, that effectively convert a portion of its floating rate investments to a fixed rate basis for a 12 month period beginning one year after the date of the agreements, thus reducing the impact of the interest rate changes on future interest income. The agreements were settled in 2004 and 2005, respectively, resulting in a total gain (loss) of $ 204 and $ (95), respectively, presented in the statement of income as financial income.

As of December 31, 2005, the Company’s management believed that since the abovementioned activities were transacted with well-established institutions, the obligations owed to the Company will be fulfilled.

	q.	Basic and diluted earnings per share:

Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” .

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, were 8,859,208, 7,277,352 and 10,879,154 for 2003, 2004 and 2005, respectively.

	r.	Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”) and FASB. Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation - transition and disclosure”, which amended certain provision of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding the Company’s net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2003, 2004 and 2005 is amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,

Employee Stock Options	2003	2004	2005

Expected volatility	44.0%	52.6%	50.84%
Risk-free interest	2.5%	4.0%	4.4%
Dividend yield	0.0%	0.0%	0.0%
Expected life after the option is vested (years)	0.7	0.7	2.77

Employee Stock Purchase Plan

Expected volatility	44.0%	41.0%	33.2%
Risk-free interest	1.0%	1.9%	2.0%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	0.5	0.5	0.5

The following table illustrates the effect on net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,

	2003	2004	2005

Net income as reported	$243,879	$248,393	$319,684

Add: Stock-based compensation expense included in reported net income in conjunction with the acquisition of Zone Labs	-	4,620	3,745
Deduct: Stock-based compensation expense determined under fair value method for all awards	37,262	48,022	50,237

Pro forma net income	$206,617	$204,991	$273,192

Earnings per share:
Basic earnings per Ordinary share, as reported	$0.98	$0.99	$1.30

Diluted earnings per Ordinary share, as reported	$0.96	$0.95	$1.27

Basic pro forma earnings per Ordinary share	$0.83	$0.82	$1.11

Diluted pro forma earnings per Ordinary share	$0.82	$0.80	$1.11

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	s.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

		1.	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

		2.	The fair value of short and long-term marketable securities and bank deposits with quoted market prices is based on quoted market prices (see Note 3).

		3.	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

	t.	Reclassification:

Certain reclassifications have been made in the prior years consolidated financial statements and related note disclosures to conform to the current year’s presentation.

	u.	Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

	v.	Impact of recently issued accounting standards:

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which replaces SFAS 123 and supersedes APB 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and shares issued under the ESPP to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. The Company has the option to choose either the modified prospective or modified retrospective method. The Company currently expects to adopt SFAS No. 123(R), using the modified retrospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and restricted stock and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No. 123(R) and prior periods will be restated to recognize compensation cost in the amount previously reported in the pro forma footnote disclosures under SFAS No. 123(R). The Company is currently evaluating the impact SFAS No. 123(R) will have on the Company’s financial statements, and based on its preliminary analysis, expects that the adoption of the SFAS No. 123(R) fair value method will have a significant impact on the consolidated results of operations, although it will have no impact on the Company’s overall consolidated financial position or consolidated cash flows.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Had the Company adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Note 2(r) above. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Company cannot estimate what those amounts will be in the future (because they depend on when employees exercise stock options, among other things), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $12.6 million in 2003, $1.2 million in 2004 and $12.6 in 2005.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods’ financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company’s financial position or results of operation.

In November 2005, the FASB issued FSP FAS 115-1. The FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of other than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity. The FSP replaces the impairment evaluation guidance of EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” with references to the existing other-than-temporary impairment guidance. The FSP clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. The guidance in this FSP is to be applied to reporting periods beginning after December 15, 2005. As of December 31, 2005, adoption of FSP FAS 115-1 will not have a material impact on the Company’s financial position or results of operations.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3: –	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than 1 year are as follows:

	December 31,

	2004				2005

	Amortized Cost / Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost / Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures – fixed interest rate	$403,835	$1,175	$(1,524)	$403,486	$636,767	$49	$(6,154)	$630,662
Structured products (*)	181,495	4,428	(3,465)	182,458	211,200	3,125	(7,364)	206,961
Government and corporate debentures – floating interest rate	21,135	2	(9)	21,128	26,101	17	(8)	26,110
Mortgage and asset backed securities (**)	65,278	6	(1,277)	64,007	51,720	3,018	(441)	54,297
Auction rate securities	120,056	321	(2)	120,375	126,282	-	-	126,282

	$791,799	$5,932	$(6,277)	$791,454	$1,052,070	$6,209	$(13,967)	$1,044,312

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

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005.

Marketable securities with contractual maturities of after 1 year through 5 years are as follows:

	December 31,

	2004				2005

	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures – fixed interest rate	$485,911	$789	$(3,617)	$483,083	$353,076	$13	$(4,314)	$348,775
Government and corporate debentures – floating interest rate	44,950	29	(26)	44,953	22,400	11	-	22,411
Mortgage and asset backed securities (*)	92,184	77	(844)	91,417	11,277	118	(81)	11,314

	$623,045	$895	$(4,487)	$619,453	$386,753	$142	$(4,395)	$382,500

(*)	The actual maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3: –	MARKETABLE SECURITIES (Cont.)

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005.

NOTE 4: –	PROPERTY AND EQUIPMENT, NET

	December 31,

	2004	2005

Cost:
Computers and peripheral equipment	$33,595	$36,851
Office furniture and equipment	5,130	5,347
Leasehold improvement and other	3,241	3,363

	41,966	45,561
Accumulated depreciation	33,822	37,896

Property and equipment, net	$8,144	$7,665

During 2004 and 2005, the U.S. subsidiary of the Company recorded a reduction of approximately $ 900 and $ 1,278, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 5: –	GOODWILL AND INTANGIBLE ASSETS, NET

	a.	Goodwill

Changes in Goodwill for the years ended December 31, 2004 and 2005 is as follows:

	Year ended December 31,

	2004	2005

Goodwill, beginning of year	$-	$175,536
Acquisition of Zone Labs	175,536	-
Other	-	(1,241)

Goodwill, end of year	$175,536	$174,295

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5: –	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

	b.	Intangible assets, net

Net intangible assets, as of December 31, 2005 consisted of the following:

	Original amount	Accumulated amortization	Net balance

Core technology	$21,659	$9,476	$12,183
Trademarks	7,520	-	7,520
Contracts	910	398	512

	$30,089	$9,874	$20,215

Amortization expense for the year ended December 31, 2005 amounted to $ 5,642. The estimated total amortization expense associated with acquired intangible assets is $ 5,642 for each of the years 2006 and 2007 and $ 1,411 for 2008.

NOTE 6: –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2004	2005

Income taxes payable and reserve	$71,211	$74,386
Marketing expenses payable	7,017	7,310
Others	17,543	16,762

	$95,771	$98,458

NOTE 7: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Lease commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates. The company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2005, were as follows:

2006	$4,406
2007	1,395
2008	1,324
2009	1,217
2010 and there after	2,086

$10,428

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 7: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expenses for the years ended December 31, 2003, 2004 and 2005, were $ 5,587, $ 6,901 and $ 7,385 respectively.

	b.	Litigation:

1.

Beginning on August 29, 2003, Check Point received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of Check Point ordinary shares, alleging violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act. On November 20, 2003, the court consolidated all of the complaints into one action and appointed a lead plaintiff. On January 14, 2004, the lead plaintiff filed a Consolidated Amended Complaint, purporting to represent a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that Check Point and certain of its senior officers made misrepresentations and omissions regarding, among other things, Check Point’s sales, and future prospects. Check Point retained counsels and filed a motion to dismiss the complaint pursuant to Rule 12(b)(6) and Rule 9(b) of the Federal Rules of Civil Procedure and Section 21D(b)(3) of the Exchange Act. On March 7, 2005 Check Point’s motion to dismiss was granted by the District Court. The issued Order permitted the lead plaintiffs to file an amended complaint to attempt to cure the defects in the dismissed complaint. On April 22, 2005, the lead plaintiffs filed their Consolidated Second Amended Complaint. On September 2, 2005, Check Point filed a motion to dismiss this complaint, and this motion is currently pending before the District Court. Check Point continues to dispute the allegations of wrongdoing and intends to defend the matter vigorously. Check Point maintains applicable insurance as well as a financial reserve in its financial statements as of December 31, 2005.

2.

On November 16, 2004, a shareholder of SofaWare, a 64% owned subsidiary of the Company, filed a motion in the Tel-Aviv District Court requesting that the court authorize him to conduct a shareholders derivative suit against the Company on behalf of SofaWare in the amount of $ 5,149, not including linkage and interest. The suit relates to discounts, sales commissions and royalties that the plaintiff alleges the Company owes to SofaWare, with respect to products that were sold by or through the Company. Court hearings have taken place with respect to the plaintiff’s request that the court authorize him to conduct a shareholder’s derivative suit against the Company on behalf of SofaWare. The parties submitted written summations and are waiting for the court’s decision on this request. The matter is at a preliminary stage and the Company’s management believes that the claim is without merit and intends to contest the claim vigorously.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 7: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On November 22, 2005, the same shareholder also filed an initiating motion against the Company and against SofaWare. The motion alleges that some shareholders of SofaWare, among them the plaintiff, are entitled to exercise veto rights with respect to various actions of SofaWare. The plaintiff also filed a motion to obtain injunctive relief that would prevent SofaWare and the Company from taking certain actions with respect to the issuance of SofaWare’s securities to its employees and the determination of SofaWare’s auditors’ compensation. The Company has submitted a motion to dismiss the initiating motion, to convert it to a regular claim or to stay the proceedings as long as the shareholder’s first suit is pending. The Company has responded to the motion to obtain injunctive relief. The matter is at a very preliminary stage, but the Company’s management believes that the claim is without merit and intends to contest the claim vigorously.

On December 14, 2004, another shareholder and director of SofaWare filed an initiating motion in the Tel-Aviv District Court against the Company. The motion alleges that the Company is oppressing the plaintiff, who is a minority shareholder of SofaWare. Therefore, the plaintiff is requesting the court to compel the Company to purchase the plaintiff’s shares in SofaWare, based upon a valuation to be determined by an independent expert. The plaintiff is also seeking disclosure of information and documents relating to the business plans of the Company and SofaWare, and to the inter-company balances between the two companies. The Company has submitted a motion to dismiss the initiating motion or to convert it to a regular claim, and a motion to stay the proceedings as long as the other shareholder first suit is pending. As also requested by the plaintiff, the court has stayed all proceedings in this case until after the court renders its decision with respect to the other shareholder’s request that he be authorized to conduct a shareholder’s derivative suit against the Company on behalf of SofaWare. The matter is at a preliminary stage and the Company’s management believes that the claim is without merit and intends to contest the claim vigorously.

NOTE 8: –	TAXES ON INCOME

	a.	Israeli taxation:

		1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

		2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Practically all of Check Point Ltd.’s production facilities have been granted the status of “Approved Enterprises”, under the Law, in six investment programs (the “Programs”).

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8: –	TAXES ON INCOME (Cont.)

In accordance with the Law, Check Point Ltd. has chosen to enjoy “Alternative plan benefits”. Accordingly, Check Point Ltd.’s income attributed to the “Approved Enterprise” is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% - 25% for an additional period of eight years, based on the percentage of foreign investment in Check Point Ltd. The abovementioned tax benefits are scheduled to gradually expire by 2013.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from commencement of production, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

Tax-exempt income attributable to the “Approved Enterprise” cannot be distributed to shareholders without subjecting the Company to taxes except upon complete liquidation of the Company. Out of the Company’s retained earnings as of December 31, 2005 approximately $ c661,000 are tax-exempt. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%) and an income tax liability of up to approximately $ 165,000 would be incurred as of December 31, 2005. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s “Approved Enterprise” as the undistributed tax exempt income is essentially permanent in duration.

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

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8: –	TAXES ON INCOME (Cont.)

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Check Point Ltd’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

3.

Check Point Ltd has final tax assessments through the year 2001. As of December 31, 2004 and 2005, the Company has recorded an accrual of approximately $ 59,000 and $ 70,000, respectively, in respect of potential exposures related to tax years for which final assessment has not been received.

b.	Deferred tax assets and liabilities:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2004 and 2005, the Company’s deferred taxes were in respect of the following:

	December 31,

	2004	2005

U.S. carryforward tax losses	$265,543	$297,834
Reserves and allowances	9,696	7,440
Research and development tax credit	6,579	7,204

Deferred tax assets before valuation allowance	281,818	312,478
Valuation allowance	(263,066)	(298,742)
Unrealized losses on marketable securities, net	-	3,044

Deferred tax asset	18,752	16,780

Intangible assets	(10,313)	(8,086)

Deferred tax liability	(10,313)	(8,086)

Deferred tax asset, net	$8,439	$8,694

Domestic:
Current deferred tax assets	$1,625	$1,478
Non current deferred tax asset	746	565

	2,371	2,043

Foreign:
Current deferred tax assets, net	38	1,882
Current deferred tax liability, net	(1928)	(1,989)
Non current deferred tax asset	7,958	6,758

	6,068	6,651

	$8,439	$8,694

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8: –	TAXES ON INCOME (Cont.)

Current deferred tax assets, net, is included within other current assets in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets.

The subsidiaries in the U.S. have provided valuation allowances in respect of deferred tax assets resulting from net operating loss carryforwards and research and development tax credit. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

Through December 31, 2005, the U.S. subsidiaries had a U.S. federal loss carryforward of approximately $ 746,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income for 15 to 20 years, expiring between 2012 -2025. Tax benefits related to employee stock option exercises will be credited to additional paid-in capital when realized.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

c.	Income before taxes on income is comprised as follows:

	Year ended December 31,

	2003	2004	2005

Domestic	$255,282	$282,408	$299,867
Foreign	43,908	*) 22,588	85,998

	$299,190	$304,996	$385,865

	*)	Net of acquired in-process research and development of $ 23,098.

d.	Taxes on income are comprised as follows:

	Year ended December 31,

	2003	2004	2005

Current	$55,867	$56,346	$63,392
Deferred	(556)	257	2,789

	$55,311	$56,603	$66,181

Domestic	$49,638	$45,159	$37,287
Foreign	5,673	11,444	28,894

	$55,311	$56,603	$66,181

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8: –	TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,

	2003	2004	2005

Income before taxes as reported in the statements of income	$299,190	$304,996	$385,865

Statutory tax rate in Israel	36%	35%	34%

Decrease in taxes resulting from:
Effect of “Approved Enterprise” status (*)	(17%)	(17%)	(16%)
Others, net	(1%)	1%	(1%)

Effective tax rate	18%	19%	17%

(*) Basic earnings per share amounts of the benefit resulting from the “Approved Enterprise” status	$0.20	$0.21	$0.25

Diluted earnings per share amounts of the benefit resulting from the “Approved Enterprise” status	$0.20	$0.20	$0.24

NOTE 9: –	SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

Dividends declared on Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into U.S. dollars, on the basis of the exchange rate prevailing at the date of payment. The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax exempt income as dividend.

b.	Deferred share:

The Deferred share is not entitled to any rights other than the right to receive its nominal value upon liquidation of the Company.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9: –	SHAREHOLDERS’ EQUITY (Cont.)

	c.	Employee Stock Purchase Plan (“ESPP”):

The Company reserved a total of 6,000,000 Ordinary shares for issuance under the ESPP. Eligible employees use up to 15% of their salaries to purchase Ordinary shares but no more than 1,250 shares per participant on any purchase date. The ESPP is implemented through an offering every six months. The price of an Ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the Ordinary share on the subscription date of each offering period or on the purchase date.

During 2003, 2004 and 2005 employees purchased 254,889, 261,008 and 331,170 Ordinary shares at average prices of $12.29, $15.80 and $17.89 per share, respectively.

As of December 31, 2005, 4,241,349 Ordinary shares were available for future issuance under the ESPP.

	d.	Stock options:

In 2005 we adopted two new equity incentive plans: our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan, and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans will be in effect until 2015. Following ratification of the new plans by our shareholders in September 2005, we stopped issuing stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

Under the Company’s 2005 equity incentive plans (the “2005 Plans”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans, but no such other equity incentives were outstanding at December 31, 2005.

In connection with its acquisition of Zone Labs in March 2004, the Company assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan (the “Zone Labs Plan”), which were converted into options to purchase approximately 2.8 million shares of the Company’s Ordinary shares. These stock options generally have terms of between five and ten years and generally vest over a four-year period. Options that are cancelled or forfeited before expiration do not become available for future grant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9: –	SHAREHOLDERS’ EQUITY (Cont.)

Under the terms of the 2005 Plans, options to purchase 50,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary Shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2005, 48,381,670 options were available for future grant under the 2005 Plans. As of December 31, 2005, 1,618,330 options were outstanding under the 2005 Plans and 28,267,886 options were outstanding under the 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan and 365,215 were outstanding under the Zone Labs plan.

A summary of the Company’s stock option activity and related information, including options under the Zone Labs Plan, is as follows:

	Options (in thousands)			Weighted average exercise price

	2003	2004	2005	2003	2004	2005

Outstanding at beginning of year	28,769	29,437	31,839	$17.34	$17.88	$19.26
Granted	5,370	9,476	6,676	$17.14	$18.26	$22.68
Exercised	(3,112)	(5,316)	(6,375)	$4.73	$5.71	$7.75
Forfeiture	(1,590)	(1,758)	(1,889)	$31.28	$31.81	$25.80

Outstanding as of December 31,	29,437	31,839	30,251	$17.88	$19.26	$22.03

Exercisable as of December 31,	17,710	18,214	15,922	$15.36	$17.92	$22.65

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price, as follows:

Exercise price	Options outstanding at December 31, 2005 (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2005 (in thousands)	Weighted average exercise price of exercisable options

$			$		$

1.66 - 1.66	5	3.66	1.66	5	1.66
2.99 - 9.83	3,734	1.23	9.19	3,555	9.35
10.33 - 13.00	2,634	3.45	12.98	1,933	12.97
13.02 - 17.64	7,339	3.87	16.82	4,407	16.94
17.68 - 23.82	9,199	6.31	22.33	916	22.40
27.00 - 30.54	4,262	4.73	27.30	2,116	27.52
31.75 - 36.72	175	1.58	34.51	170	34.55
40.09 - 44.42	1,823	2.47	42.30	1,745	42.30
44.96 - 51.21	438	1.35	47.50	438	47.50
65.58 - 65.58	11	1.41	65.58	11	65.58
68.42 - 70.02	281	1.73	69.11	280	69.11
70.19 - 75.08	73	1.54	71.48	72	71.44
79.79 - 86.54	277	2.33	84.74	274	84.72

1.66 - 86.54	30,251	4.20	22.03	15,922	22.65

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9: –	SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of options granted for the years ended December 31, 2003, 2004 and 2005 with an exercise price equal to the market value at the date of grant were $ 5.44, $ 9.50 and $ 11.05, respectively. The weighted average fair values at grant date of options assumed in the Zone Lab’s acquisition with an exercise price lower than the market value at the date of grant was $ 17.89.

e.

In October 2003, the Company announced that its Board of Directors has authorized the repurchase of up to $ 200,000 of its outstanding Ordinary shares in the open market or through privately negotiated transactions. In October 2004, after the Company had completed the repurchase of $ 200,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 200,000 of its outstanding Ordinary shares in the open market or through privately negotiated transactions. In July 2005, after the Company had completed the repurchase of $ 400,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 200,000 for a total of $ 600,000. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital. The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company purchased during 2004 and 2005 approximately 12 and 10.6 million shares, respectively, at a total cost of $ 244,586 and $ 236,929, respectively. The average purchase price was $ 20.40 and $ 22.38, respectively.

As of December 31, 2005, the Company reissued 5,675,259 of its purchased Ordinary shares in consideration for the exercise of stock options by employees and for shares issued under the ESPP. Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10: –	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted earnings per share:

	Year ended December 31,

	2003	2004	2005

Net income	$243,879	$248,393	$319,684

Weighted average Ordinary shares outstanding (in thousands)	247,691	251,244	245,520

Dilutive effect:
Employee stock options (in thousands)	7,392	9,364	6,227

Diluted weighted average Ordinary shares outstanding (in thousands)	255,083	260,608	251,747

Basic earnings per Ordinary share	$0.98	$0.99	$1.30

Diluted earnings per Ordinary share	$0.96	$0.95	$1.27

NOTE 11: –	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

	a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers.

The following present total revenues for the years ended December 31, 2003, 2004 and 2005 and long-lived assets as of December 31, 2004 and 2005:

		1.	Revenues based on the channel partners’ location:

	Year ended December 31,

	2003	2004	2005

Americas	$185,186	$226,125	$269,432
Europe, Middle East and Africa	175,887	213,411	236,605
Japan	39,622	37,938	34,334
Asia Pacific	31,877	37,886	38,979

	$432,572	$515,360	$579,350

It is impracticable to provide revenues by product lines for the years ended December 31, 2003, 2004 and 2005.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11: –	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

	2.	Long-lived assets:

	December 31

	2004	2005

Americas	$205,024	$197,477
Israel	4,037	4,173
Other	476	525

	$209,537	$202,175

b.	Financial income, net:

	Year ended December 31,

	2003	2004	2005

Financial income:
Interest income	$60,695	$64,027	$65,884
Foreign currency remeasurement gain and others, net	1,006	-	412

	61,701	64,027	66,296

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	17,652	17,528	11,066
Foreign currency remeasurement loss, net	-	531	-
Others	543	1,191	1,053

	18,195	19,250	12,119

	$43,506	$44,777	$54,177

NOTE 12: –	SUBSEQUESNT EVENT – Unaudited

In February 2006, the CFIUS notified the Company that the 30-day review provided by the Exon-Florio legislation has expired and the pending acquisition moved into the investigative stage for an additional 45-day investigation.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Gil Shwed —————————————— Gil Shwed Chief Executive Officer and Chairman of the Board

BY: /S/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President and Chief Financial Officer

Date: March 13, 2006