Form 20-F
period 2006-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2007-03-15
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from _____________ to _____________

Commission file number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: Ordinary shares, NIS 0.01 nominal value

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 225,689,619 ordinary shares, NIS 0.01 nominal value.

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☒ No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐ No ☒

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

Currency of presentation and certain defined terms

        In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “$” or “dollar” or “U.S. dollar” are to the legal currency of the United States, references to “NIS” or “Israeli Shekel” are to the legal currency of Israel, references to “Euro” are to the legal currency of the European Union and references to “SEK” or “Swedish Krona” are to the legal currently of Sweden.

        All references to “we,” “us,” “our” or “Check Point” shall mean Check Point Software Technologies Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries.

ITEM 3.	KEY INFORMATION

Selected financial data

        We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The selected financial data set forth in the table below have been derived from our audited historical financial statements for the years 2002 to 2006. The selected income data for the years 2004, 2005 and 2006, and the selected balance sheet data at December 31, 2005 and 2006, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected income data for the years 2002 and 2003, and the selected balance sheet data at December 31, 2002, 2003 and 2004, have been derived from our previously published audited consolidated financial statements, which are not included in this document. These selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Year Ended December 31,
	2002	2003	2004 (1)	2005 (2)	2006 (3)
	(in thousands, except per share data)

Consolidated Statement of Income Data:
Revenues	$426,989	$432,572	$515,360	$579,350	$575,141

Operating expenses:
Cost of revenues	20,693	18,923	27,750	30,540	36,431
Research and development	28,709	29,314	44,483	50,542	62,210
Selling and marketing	104,606	111,007	135,712	142,336	157,114
General and administrative	17,969	17,644	24,098	24,244	43,503
Acquired in-process R&D	-	-	23,098	-	1,060

Total operating expenses	171,977	176,888	255,141	247,662	300,318

Operating income	255,012	255,684	260,219	331,688	274,823
Financial income, net	49,314	43,506	44,777	54,177	63,647

Income before taxes on income	304,326	299,190	304,996	385,865	338,470
Taxes on income	49,246	55,311	56,603	66,181	60,443

Net Income	$255,080	$243,879	$248,393	$319,684	$278,027

Basic earnings per share	$1.04	$0.98	$0.99	$1.30	$1.18
Shares used in computing basic earnings per share	244,097	247,691	251,244	245,520	235,519
Diluted earnings per share	$1.00	$0.96	$0.95	$1.27	$1.17
Shares used in computing diluted earnings per share	254,772	255,083	260,608	251,747	236,769

(1)	Including the following pre-tax charges related to the acquisition of Zone Labs, Inc.: stock-based compensation of $4.6 million and amortization of intangible assets of $4.2 million.

(2)	Including the following pre-tax charges related to the acquisition of Zone Labs: stock-based compensation of $3.7 million and amortization of intangible assets of $5.6 million.

(3)	Including the following pre-tax charges: stock-based compensation of $36.4 million as a result of the adoption of SFAS No. 123(R), amortization of intangible assets of $6.0 million related to Zone Labs acquisition and expenses related to acquisitions of $0.9 million.

	December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	$643,318	$983,533	$791,455	$1,186,119	$897,304
Total assets	1,425,611	1,713,665	1,919,819	2,092,495	2,080,793
Shareholders' equity	1,187,042	1,461,545	1,630,824	1,775,721	1,711,533
Capital Stock	163,975	194,251	370,017	387,303	423,155

RISK FACTORS

        This Annual Report on Form 20-F contains forward looking statements. The statements contained in this Annual Report on Form 20-F that are not purely historical facts are forward looking statements. These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. These forward looking statements include, but are not limited to, statements regarding our expectations, beliefs, intentions, goals, plans, investments or strategies regarding the future and any assumptions that relate to these.

        Forward looking statements also include, among others, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of our relationship with our technology partners on our sales goals, the contribution of our products to our future revenue, our development of future products and our ability to integrate, market and sell acquired products and technologies and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, and the adequacy of our capital resources.

        Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth below in this section and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date of the filing and reasonable assumptions. We undertake no obligation to update any of the forward looking statements after the date of the filing to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow our business will be adversely affected

        The market for our products has expanded rapidly over the last decade, but the market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

■	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets,

■	the ability of their respective infrastructures to support an increasing number of users and services,

■	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets, and

■	the adoption of data security measures as it pertains to disk encryption technologies.

        If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, operating results and financial condition will be materially adversely affected. You can see more details in “Item 4 – Information on Check Point.”

We may not be able to successfully compete

        The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our principal competitors include Cisco Systems, Inc., Fortinet Inc., Juniper Networks, Inc., Secure Computing Corporation, SonicWALL Inc. and WatchGuard Technologies Inc. We also compete with several other companies, including McAfee, Inc., Microsoft Corporation and Symantec Corporation, with respect to specific products that we offer, including data security products offered by Protect Data AB, which we recently acquired.

        Some of our current and potential competitors have various advantages over us, including increased competition that will result in pressure on us to reduce prices, longer operating histories, greater name recognition and brand reputation, access to larger customer bases and significantly greater financial, technical and marketing resources, a broader portfolio of products, applications and services, and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios may be better able to withstand a reduction in spending on information and network security solutions.

        In addition, consolidation in the markets in which we compete may affect our competitive position. We may not be able to continue competing successfully against our current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results and financial condition.

        The markets in which we compete also include many niche competitors, generally smaller companies at a relatively early stage of operations, which are focused on specific Internet and data security needs. These companies’ specialized focus may enable them to adapt better than we can to new or emerging technologies and changes in customer requirements in their specific areas of focus. In addition, some of these companies can invest relatively large resources on very specific technologies or customer segments. Although to date none of these companies has materially affected our business, the cumulative effect of these companies’ activities in the market may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results and financial condition.

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

        If any of the events described above are realized, our business, operating results and financial condition could be materially adversely affected. You can see more details in “Item 4 – Information on Check Point.”

If we fail to enhance our existing products, develop or acquire new and more technologically advanced products or successfully commercialize these products, the results of our operations will suffer

        The information and network security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards in computer hardware and software technology. In particular, the markets for data security, Internet and intranet applications are rapidly evolving. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools and computer language technology.

        Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis, to address the increasingly sophisticated needs of our customers and to keep pace with technological developments, new competitive product offerings and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have been successful in developing, acquiring and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition will be materially adversely affected. You can see more details in “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete” in this Item 3.

Undetected product defects may increase our costs and impair the market acceptance of our products and technology

        Our products are complex and must meet stringent quality requirements. They may contain undetected hardware or software errors or defects, especially when new or acquired products are introduced or when new versions are released. In particular, the personal computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. We may need to divert the attention of our engineering personnel from our research and development efforts to address instances of errors or defects. In addition, we may in the future incur costs associated with warranty claims.

        Our products are used to employ and manage Internet security and protect information, which may be critical to organizations. As a result, the sale and support of our products entails the risk of product liability and related claims. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to product errors, or will experience delays as a result of these errors. Our sales agreements and product licenses typically contain provisions designed to limit our exposure to potential product liability or related claims. In selling our products, we rely primarily on “shrink wrap” licenses that are not signed by the end user, and for this and other reasons these licenses may be unenforceable under the laws of some jurisdictions. As a result, the limitation of liability provisions contained in these licenses may not be effective. Although we maintain product liability insurance for most of our products, the coverage limits of these policies may not provide sufficient protection against an asserted claim. If litigation were to arise, it could, regardless of its outcome, result in substantial expense to us, significantly divert the efforts of our technical and management personnel, and disrupt or otherwise severely impact our relationships with current and potential customers. In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, a loss of existing customers or the inability to attract new customers.

Risks relating to acquisitions

        We have made acquisitions in the past and we may make additional acquisitions in the future. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

        In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

■	unanticipated costs or liabilities associated with the acquisition,

■	incurrence of acquisition-related costs,

■	diversion of management's attention from other business concerns,

■	harm to our existing business relationships with manufacturers, distributors and customers as a result of the acquisition,

■	the potential loss of key employees,

■	use of resources that are needed in other parts of our business,

■	use of substantial portions of our available cash to consummate the acquisition, and

■	unrealistic goals or projections for the acquisition.

        In December 2006, we completed the acquisition of NFR Security, Inc., a U.S. privately held company, for a total cash consideration of approximately $14.6 million and acquisition related costs of approximately $0.3 million. In addition, we assumed net liabilities of approximately $4.3 million. We have begun the process of integrating NFR into Check Point. In November 2006 we announced a tender offer for all outstanding shares and warrants of Protect Data AB that at the time of the offer was a public company listed on the Stockholm Stock Exchange. As of March 14, 2007, we had acquired over 98% of all of the shares and warrants of Protect Data, on a fully diluted basis, and we have begun the integration process. Protect Data is the owner of 100% of Pointsec Mobile Technologies AB, a leading provider of data security products, and other subsidiaries as listed below in “Item 4 – Information on Check Point” under the caption “Organizational structure.” Pointsec provides products that are different in nature than our core technologies.

        The difficulties of combining NFR and Protect Data’s operations with our own include issues such as coordinating the geographically separate organizations, integrating personnel with diverse business backgrounds, integrating the products, marketing and selling a different technology, potential difficulties in retaining employees and the associated adverse effects on relationships with existing partners and customers. The integration may interrupt the activities of the combined companies’ businesses and may result in the loss of key personnel. This could have an adverse effect on our business, results of operations, financial condition or prospects.

Our operating margins may decline

        We may experience future fluctuations or declines in operating margins from historical levels due to the following reasons:

■	increased competition that will result in pressure on us to reduce prices,

■	additional investments in the continuing development and expansion of our sales and marketing organization, including the expansion and further reinforcement of our worldwide field organization,

■	integration of an acquired business that at the time of acquisition has operating margins lower than ours,

■	additional expansion of our research and development organization, and

■	expected growth in the percentage of revenues that we derive from products incorporating hardware, which have lower operating margins than software products.

        Our operating margins are likely to fluctuate based on the amount and timing of these developments. In addition, if our revenue levels are below expectations, this will likely have an adverse effect on our operating margins, since most of our expenses are not variable.

Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline

        Our revenues from our sales are not consistent from quarter to quarter and we experience some degree of seasonality in our sales. Factors that could cause our revenues and operating results to fluctuate from period to period include:

■	changes in customer capital spending budgets and allocations throughout the year,

■	seasonal trends in customer purchasing,

■	the occurrence of an infrastructure failure resulting in delay of quarter-end purchases of products,

■	the occurrence of Internet security breaches or threats,

■	the timing and success of new products and new technologies introduced by us or our competitors,

■	regional or global economic and political conditions,

■	our ability to integrate the technology and operations of acquired businesses with our own business, and

■	fluctuations in foreign currency exchange rates.

        Unfavorable changes in the factors listed above, most of which are outside of our control, could materially adversely affect our business, operating results and financial condition.

        Historically, our revenues have reflected seasonal fluctuations related to the slowdown in spending activities for the third quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

        We operate with immaterial backlog. Therefore, the timing and volume of orders within a given period and our ability to fulfill these orders determine the amount of our revenues within the period.

        We derive our sales primarily through indirect channels, making it difficult for us to predict revenues. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as our recent introduction of new support programs for our customers combining support from our channel partners with back-end support from us, could affect the timing and volume of orders.

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

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Although our management has determined that we complied with Section 404 in 2006, we may identify material weaknesses or significant deficiencies in our future controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We depend on our key personnel, including our executive officers, and the failure to attract and retain key personnel could adversely affect our business

        Our future performance depends in large part on the continued service of our key technical, sales and management personnel, including particularly our executive officers who were involved in the development of our Stateful Inspection technology and all of our principal products and technologies. None of our key personnel is bound by an employment agreement requiring service for any defined period of time. Our future performance also depends on our ability to attract such skilled personnel in the future. Competition for these personnel is intense. In order to retain our employees, we provide many of them with cash and stock based awards that can be realized over time, for their long term contribution, and we offer some of them career development paths within Check Point. We cannot assure you that we can retain our key personnel in the future. The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel could make it difficult for us to meet key objectives, such as timely product introductions, and could adversely affect our business, financial condition and results of operations.

Under current U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees

        Under current U.S. and Israeli law, we may not be able to enforce, in whole or in part, agreements that prohibit some of our employees from competing with us or working for our competitors after they cease working for us. It may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-competition undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that material harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We are dependent on a small number of distributors and on a limited number of product families

        We derive our sales primarily through indirect channels. During 2006, we derived approximately 26% of our sales from two distributors, with the largest distributor accounting for approximately 15% of our sales, and the second largest distributor accounting for approximately 11% of our sales. During 2005, these two distributors accounted for approximately 24% of our sales, or approximately 12% each. During 2004 we derived approximately 13% of our sales from a single distributor. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among our distributors, and we expect this trend to continue in the near future, which could further increase our reliance on a small number of distributors for a significant proportion of our sales. If these distributors reduce the amount of their purchases from us, our business, operating results and financial condition could be materially adversely affected.

        Currently, we derive most of our revenues from sales of Internet security products primarily under our VPN-1 and related brands, as well as related revenues from software subscriptions, support and other services. We expect this to continue to be the case in the foreseeable future. Following the acquisition of Protect Data in 2007, we expect to derive revenues also from data security products and associated software subscription and support services. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. You can see more details in “Item 4 – Information on Check Point” and in “Item 5 – Operating and Financial Review and Prospects.”

We incorporate third party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims

        Our products contain certain technology that others license to us. Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages.

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

        Some of our products utilize open source technologies.  These technologies are licensed to us on varying license structures but include the General Public License.  This license and others like it pose a potential risk to products that are integrated with these technologies.  For example, in the event we integrate into one of our products a technology covered under the General Public License, we may be required to disclose our source code for the integrated product.  Disclosing our source code could enable our competitors to eliminate any technological advantage our products may have over theirs, and therefore materially adversely affect our competitive advantage and impact our business results of operations and financial condition.

We are the defendants in various lawsuits, and litigation is expensive and disruptive

        We are the defendants in various lawsuits, including employment claims and other legal proceedings in the normal course of our business. In addition, we received several class action complaints alleging violations of the federal securities laws. These complaints were later consolidated by the court into one action. In December 2006, we reached an agreement-in-principle to settle this class action lawsuit for $13 million, which amount is expected to be paid by our insurance carrier. The settlement is subject to the completion of appropriate documentation and to court approval. You can see the current status of this matter in more details in “Item 8 – Financial Information” under the caption “Legal proceedings.” Legal proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. Moreover, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources

        In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the software industry and other technology industries are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. As noted above, we have been named as a defendant in this type of litigation. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to successfully protect our intellectual property rights

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

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

        There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

        Litigation with respect to intellectual property rights in our industry is not uncommon and can often involve patent holding companies who have little or no product revenues and against whom our own patents may provide little or no deterrence. We may also be obligated to indemnify our customers or business partners in connection with any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be required to enter into royalty, license or other agreements. We may not be able to obtain these agreements at all or on terms acceptable to us. In addition, disputes regarding our intellectual property rights may deter distributors selling our products and dissuade potential end customers from purchasing such products. As such, third party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

We are exposed to various legal, business, political and economic risks associated with international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations

        We sell our products worldwide, and we book a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition will be materially adversely affected.

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

We are controlled by a small number of existing shareholders, who may make decisions with which you may disagree

        As of December 31, 2006, our directors and executive officers owned approximately 19.3% of the voting power of our outstanding ordinary shares, or 23.4% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of December 31, 2006 (the exercise price of some of these options is greater than our current share market price). The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they have sufficient voting power to influence all matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive you of a possible premium for your ordinary shares as part of a sale of our company.

Indemnification of directors and officers

        We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. These agreements provide, subject to Israeli law, for us to indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as our director or senior officer:

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

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Since October 2000 terrorist violence in Israel has increased significantly. The recent election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council has resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In addition, there have recently been extensive hostilities along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

The tax benefits available to us under Israeli law require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor. For these programs to be eligible for tax benefits, we must meet certain conditions, relating principally to adherence to the approved programs and to periodic reporting obligations. We believe that we are currently in compliance with these requirements. However, if we fail to meet these requirements, we would be subject to corporate tax in Israel at the regular statutory rate. We could also be required to refund tax benefits, with interest and adjustments for inflation based on the Israeli consumer price index.

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

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only.

        As a result of the amendment, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon dividend distribution or complete liquidation.

        You can see more details in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs.”

Our operations may be disrupted by the obligations of our personnel to perform military service

        Many of our male employees in Israel, including members of senior management, are obligated to perform one month (in some cases more or less) of annual military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. A disruption could materially adversely affect our business, operating results and financial condition.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control and negatively impact our share price

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore depress the price of our shares.

        In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such as the provision which provides that our board of directors may issue preferred shares. These provisions may have the effect of delaying or deterring a change in control of us, thereby limiting the opportunity for shareholders to receive a premium for their shares and possibly affecting the price that some investors are willing to pay for our securities.

        You can see more details in “Item 10 – Additional Information” under the caption “Articles of association and Israeli Companies Law – Anti-takeover measures.”

ITEM 4.	INFORMATION ON CHECK POINT

        We develop, market and support a wide range of software and combined hardware and software products and services for IT (Information Technology) security, and offer our customers with an extensive portfolio of network security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized, real-time security updates. Our products and services are sold to enterprises, service providers, small- and medium-sized businesses and consumers. Our Open Platform for Security (OPSEC) framework, allows customers to extend the capabilities of our products and services, enabling integration with leading hardware appliances and third-party security software applications. Our products are sold, integrated and serviced by a network of partners around the world.

        In November 2006 we announced a tender offer to acquire Protect Data AB that at the time of the offer was a public company listed on the Stockholm Stock Exchange. The total amount for the acquisition is approximately SEK 4,338 million (approximately $618 million) in cash. On January 11, 2007, we completed the offer with 87.1% of all of the shares and warrants of Protect Data, on a fully diluted basis. As of March 14, 2007, we had acquired over 98% of all of the shares and warrants of Protect Data, on a fully diluted basis, and have begun the integration process.

        Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices such as laptops, PDAs, smartphones and removable media (e.g., USB devices) confidential and secure. With the acquisition of Protect Data, Check Point entered into the data security market.

        In December 2006, we completed the acquisition of privately held NFR Security, Inc. a U.S. privately held company, for a total cash consideration of approximately $14.6 million and acquisition related costs of approximately $0.3 million. In addition, we assumed net liabilities of approximately $4.3 million.

        NFR, a Rockville, Maryland based company, provides intrusion prevention solutions that secure business networks in real time, against automated malware (software that acts on computers without the knowledge of the user), vulnerability windows (the time between when a vulnerability has been identified and a solution to such vulnerability has been released and deployed) and unsanctioned network changes. NFR’s solutions can be deployed both at the network perimeter and inside the corporate network to employ effective enforcement of both perimeter and internal network security policies.

        You can see more details regarding the important events in the development of our business since the beginning of 2006 in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

        We were incorporated in Israel in 1993. Our registered office and principal place of business is located at 3A Jabotinsky Street, Ramat-Gan 52520, Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s Web site is www.checkpoint.com. The contents of our Web site are not incorporated by reference into this Annual Report on Form 20-F.

        This Annual Report on Form 20-F is available on our Web site. If you’d like to receive a printed copy via mail, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, U.S.A., tel: 650-628-2050, email: ir@us.checkpoint.com.

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

        Increase in connectivity

        Over the past decade global connectivity has increased dramatically. The network computing market has undergone three major transitions. The first of these transitions was the migration of corporate computing environments from networks centralized in one location to networks dispersed over multiple remote locations. The ability to access and share information over multiple remote locations has expanded the need for connectivity beyond workgroup Local Area Networks (LANs) to enterprise-wide networks spanning multiple LANs and Wide Area Networks (WANs). The second major transition has been the widespread adoption of the Internet as a platform for conducting business. Internet-based business applications have rapidly expanded beyond email to a broad range of business applications and services such as electronic publishing, direct-to-customer transactions, supply chain automation, product marketing, advertising and customer support. The emergence of increased reliance on the Internet for business communications and transactions increases the need for secured access to information and applications and raises challenges associated with providing it. Finally, companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to access private corporate networks and information from a growing spectrum of devices, including laptops, PDAs and smartphones. The expansion of network access to mobile workers is driving demand to secure all devices with Internet access, as well as those that connect to the corporate network.

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

        The need for network security

        The growth of connectivity among, and the use of the Internet by, organizations of all sizes have increased the risk that an organization’s information technology (IT) resources can be attacked via the Internet. Organizations have recognized this risk and are deploying security solutions in an effort to protect their confidential information from unauthorized access.

        The primary means of controlling access to organizational networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of an organization’s Local Area Network (LAN) and the Internet, or within an organization between different segments, and are used to strictly control traffic into and out of the organizational network or between segments. Firewall technology is constantly evolving and able to detect and defeat highly sophisticated network and application-level attacks that are increasingly prevalent on the Internet today. Increasing numbers of organizations are deploying an additional layer of security by applying security software to networked endpoint devices such as personal computers. Endpoint security includes personal firewall, security and policy enforcement features that have been specifically designed for internal and remote personal computing devices.

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

        Frequently, firewalls and VPNs are provided in an integrated manner or as a single product. Unified Threat Management (UTM) solutions integrate firewalls and VPNs with additional security features in a single, centrally managed security solution. Integrating multiple security functionalities delivers greater security for all network traffic and facilitates the management and enforcement of an organization’s security policies.

        IT security administrators within organizations have long focused on securing the network perimeter. However, organizations are increasingly realizing the importance of also securing their internal networks and Web-based business applications. Many of today’s security threats and attacks emerge within organizations. Internal security breaches can be in the form of worm outbreaks and other attacks that are introduced through mobile and wireless devices, internal hacking and misuse of business applications by users within an organization. In addition, due to the rapid development of Web-based technologies, and the increased reliance on the Web to connect remote users, Web-based applications and protocols are highly vulnerable to attacks. This presents many security challenges for businesses because internal networks and Web-based communications contain unique complexities such as diverse programming languages and communications protocols that are used in these environments. Security solutions for both internal and Web security need to have a deep understanding of the programming languages, applications and protocols that are common in these environments.

        The need for data security

        While network security offers effective solutions, data can still be lost through common computer use, intentionally or unintentionally. For example, an employee can disclose sensitive data to an unauthorized party, by mistakenly using a wrong e-mail address. As the enterprise workforce seeks enhanced productivity and becomes increasingly mobile, data is being pushed out from the servers of the local network to mobile endpoints such as laptops, PDA’s, smartphones and removable media. A loss or theft of such a device could expose sensitive corporate data that resides on it to unauthorized parties, risking a loss of confidential information and damage to the company’s reputation and the violation of regulations for protecting sensitive information. For example, a growing number of publicized cases involving large corporations losing unencrypted laptops and exposing millions of customers and employees to potential identity theft have prompted a surge in data protection legislation and regulatory compliance laws. The relative ease with which data may be lost makes data security a major concern for organizations. To mitigate this risk, an increasing number of organizations are looking to extend security beyond the network infrastructure to the data itself.

        The primary means of protecting data that resides on mobile computing devices are user authentication, allowing only authorized parties to access the sensitive data, and encryption of the hard disk, preventing unauthorized parties from reading it.

Products and services

        Our products, services and technologies provide protection:

■	for network perimeter - ensuring that only authorized users can access our customers' network resources and to detect and thwart attacks,

■	against internal threats – protecting our customers’ networks and endpoints from the threats that emerge within an organization, such as worms, internal hacking and misuse of business applications,

■	for Web-based communications – allowing remote and mobile employees to securely connect to their organizations’ networks via a Web browser, and defending against attacks targeting our customers’ Web-based business applications,

■	for network endpoints – protecting both the endpoints themselves and the networks the endpoints are connected to, with security solutions that address the risks posed by hackers, worms, spyware and other threats to the internal and remote computers that access our customers’ networks, and

■	for data security – protecting sensitive corporate information, stored on mobile computing devices such as laptops, PDAs, smartphones and removable media and controlling data that traverses through security gateways.

        All of our enterprise security solutions are based on NGX, our advanced security software platform. The NGX platform delivers a unified security architecture for an entire Check Point network security infrastructure. This unified security architecture enables all Check Point products to be managed and monitored from a single administrative console and provides a consistent level of security, leveraging a common set of adaptive security technologies, across an entire enterprise network. This unified security architecture enables enterprises of all sizes to reduce the cost and complexity of security management and ensure that their security systems can be easily extended to adapt to new and evolving threats.

        We package and market our products and services under different names and at a variety of prices. Each package addresses security tasks for different network environments.

        Our management and gateway software products run in a variety of deployment environments and platforms that include standard workstations and servers and dedicated appliance platforms such as those produced by Nokia and Crossbeam. Different client products run on different client operating systems such as Microsoft Windows, Mac OS, Microsoft Windows Mobile, Symbian and PalmOS.

        The table below summaries our primary product families and service offering for enterprises:

Enterprise

Firewall and VPN	VPN-1 UTM: Software version of an integrated security gateways - installed on third parties' hardware
Security Gateways	VPN-1 Power: Integrated firewall and VPN gateways for enterprises with demanding performance requirements

Firewall and VPN	UTM-1: Integrated security appliances for medium-sized businesses and enterprise regional sites
Security Appliances	VPN-1 UTM Edge: Integrated security appliances for remote sites and branch offices

Dedicated Security	Connectra & SSL Network Extender: Secure remote access from any Web browser via SSL VPN
Gateways	IPS-1 & InterSpect: Dedicated intrusion prevention appliances that provide attack mitigation and forensics, and protect the network from the inside

Endpoint Security	Integrity: Security for every desktop and laptop in the organization
SecureClient: Endpoint security and secure remote access for PC and mobile devices

Data Security	Pointsec PC disk encryption: Encryption of all information stored on a hard disk
Pointsec for mobile devices: Encryption of information stored on mobile devices
Pointsec removable media: Control the use of all communication ports and encrypt information stored on removable storage media, files, folders and e-mail in transit

Security Management	SmartCenter: Centrally managed security through a single console
Eventia: Security event management and reporting

Services and Subscription	Enterprise Based Support: Software subscription and support for the entire installed base
Collaborative Enterprise Support: Collaborative support provided by our local partners and us.
Including software subscription, second line support with a variety of support levels, and first line support provided by our local certified partners
SmartDefense Services: Real-time security update subscription

        In addition, we offer specialized product families and services for large enterprises, service providers and telecommunication operators and for small businesses and consumers, as shown in the table below:

Large Enterprises, Service Providers and Telecommunication Operators

Firewall and VPN Security	VPN-1 Power VSX: Virtualized security gateways that allows large enterprises and service providers
Gateways	to create numerous virtual systems on a single hardware platform
FireWall-1 GX: Security gateways for GPRS network infrastructure of wireless operators
VPN-1 MASS: Security gateways for secure deployments of UMA by mobile operators

Security Management	Provider-1: Security management for service providers and large scale enterprises
Security Management Portal (SMP): Security management of tens of thousands of Safe@Office gateways

Services and Subscription	Diamond Support: High level and personalized support program, including on-site assistance and consulting

Small Businesses and Consumers

Firewall and VPN Security	Safe@Office: Integrated security appliances for small businesses
Appliances	ZoneAlarm Secure Wireless Router: A dedicated home network security solution

Endpoint Security	ZoneAlarm: Security for home-user and small-business PC

Services and Subscription	ZoneAlarm Update and Support Subscription: Real-time security update service for the endpoint

Firewall and VPN security gateways

        Firewall and VPN security gateways ensure the confidentiality, integrity and availability of corporate networks by controlling access to all entry and exit points of the network. Firewalls can also be deployed within an organization to control traffic between different segments. VPN security gateways are also used to securely connect geographically distributed offices or sites.

        Frequently, firewalls and VPNs are provided in an integrated manner or as a single product. Unified Threat Management (UTM) solutions integrate additional security features in a single, centrally managed security solution. Typical UTM products integrate firewall, VPN, anti-virus, and intrusion prevention technologies (described below). Integrating multiple security functionalities delivers greater security for all network traffic and facilitates the management and enforcement of an organization’s security policies.

        Enterprise solutions:

        VPN-1 UTM product family

        VPN-1 UTM is a line of software-based unified threat management solutions designed for medium-sized businesses and enterprise regional sites, which have single or multiple sites. VPN-1 UTM integrates firewall, VPN, anti-virus, intrusion prevention and other security capabilities with simple and centralized management of all security functions.

        VPN-1 Power product family

        VPN-1 Power gateways integrate firewall, VPN and intrusion prevention technologies with performance acceleration technologies. It provides security and remote connectivity to corporate applications and network resources for enterprises with demanding performance requirements. VPN-1 Power is available as a gateway or bundled with our centralized management solutions.

        Solutions for large enterprises, service providers and telecommunication operators:

        VPN-1 Power VSX product family

        VPN-1 Power VSX is a virtualized security gateway that allows large enterprises and service providers to create numerous virtual systems on a single hardware platform. This means that a customer which manages multiple firewalls and VPNs does not need to purchase separate hardware for each. Rather, the customer can purchase a single hardware gateway, and then use VPN-1 Power VSX software to create numerous firewalls and VPNs on that single piece of hardware. This reduces the hardware investment needed to achieve security across an entire network and eases security administration. VPN-1 Power VSX can be administered by our centralized management solutions.

        FireWall-1 GX product family

        FireWall-1 GX security gateways designed to protect GPRS network infrastructure of wireless operators, enabling them to offer seamless roaming to their data customers without exposing the network to potential security threats.

        VPN-1 MASS product family

        VPN-1 MASS security gateways enable mobile network operators to offer the connectivity and security of Unlicensed Mobile Access (UMA, a technology allowing seamless roaming between Local Area Networks (LAN) and Wide Area Networks (WAN), while using the same mobile phone) without exposing the network to potential security threats.

Firewall and VPN security appliances

        Firewall and VPN security appliances combine both software and hardware into a single hardware-based device to offer confidentiality, integrity and availability of corporate networks. Combining hardware and software into a single appliance helps simplify deployment for customers as all systems are pre-built, configured and hardened at the factory. The hardware components of the appliance are also carefully selected and optimized to ensure a consistent level of performance and reliability.

        Unified Threat Management (UTM) solutions are commonly delivered as appliances. UTMs integrate multiple security features in a single, centrally managed security solution. Typical UTM products integrate firewall, VPN, anti-virus, and intrusion prevention technologies (described below).

        Enterprise solutions:

        UTM-1 product family

        UTM-1 is a line of unified threat management appliances designed for medium-sized businesses and enterprise regional sites, which have single or multiple sites. UTM-1 integrates firewall, VPN, anti-virus, intrusion prevention and Web filtering capabilities into a single appliance with simple and centralized management of all security functions. UTM-1 appliances come in multiple models to meet the needs of a broad range of mid-sized businesses and branch office locations.

        VPN-1 UTM Edge product family

        VPN-1 UTM Edge appliances deliver secure connectivity for remote sites such as branch offices, retail stores and partner sites. VPN-1 UTM Edge integrates firewall, VPN, intrusion prevention and anti-virus capabilities with high availability and advanced routing features. Centrally managed, VPN-1 UTM Edge appliances enable the efficient setup of thousands of gateways. VPN-1 UTM Edge appliances are available in wired and wireless models.

        Solutions for small businesses and consumers:

        Safe@Office product family

        Safe@Office is a unified threat management appliance for small business. Safe@Office provides integrated firewall, VPN, intrusion prevention, anti-virus, anti-spam and URL filtering capabilities. Safe@Office appliances can be managed locally using a Web browser, or centrally by a Managed Service Provider (MSP) using the Security Management Portal (SMP) described below. Safe@Office appliances are available in wired and wireless models.

        ZoneAlarm Secure Wireless Router

        ZoneAlarm Secure Wireless Router is a unified threat management appliance for home networks. It provides integrated firewall, VPN, intrusion prevention, anti-virus, secure remote control, secure wireless communications and parental control capabilities.

Dedicated security gateways

        Secure remote access

        Distributed businesses need a flexible remote access solution available to users when and where they want it. At the same time, the necessary security controls must be provided to ensure information confidentiality. Secure remote access solutions enable organizations to provide remote users, or teleworkers, with convenient and secured access to enterprise information resources.

        Connectra and SSL Network Extender product families

        Connectra and SSL Network Extender allow remote users, such as teleworkers and business partners, to securely connect to an organization’s network resources and applications, through SSL VPN (Secure Socket Layer VPN) remote access, using any Web browser and without installing client software. Connectra is available as an appliance or as software for open servers. SSL Network Extender is sold as an add-on to VPN-1 Power and VPN-1 UTM and is integrated with the Connectra gateways.

        Intrusion detection and prevention

        Intrusion Detection and Prevention Systems (IDS/IPS) detect and block attacks that are designed to break into, disrupt or destroy network computer systems. IDS/IPS systems protect computer systems by monitoring and inspecting network traffic and ensuring that any traffic identified as suspicious or malicious is blocked or appropriately identified and logged for future forensic analysis and reporting.

        IPS-1 and InterSpect product families

        IPS-1 and InterSpect are dedicated intrusion prevention appliances. They monitor network traffic and apply rules to effectively block malicious activity while enabling normal operations and legitimate traffic. IPS-1 can be deployed both at the network perimeter and inside the corporate network to employ effective enforcement of both perimeter and internal network security policies. InterSpect is commonly deployed inside the corporate network, it segments the internal network into multiple “security zones” with varied security policies and quarantines computers that generate suspicious activity or do not comply with security policy. Both IPS-1 and InterSpect can be centrally managed.

Endpoint security

        Our endpoint security solutions address the risks that hackers, worms, spyware and other threats pose to the internal and remote computers that access the network. Our solutions provide centralized management for easy control of endpoint security, and policy-based enforcement.

        Enterprise solutions:

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

        SecureClient product family

        Our SecureClient products work with our VPN gateways to extend secure remote access to end users, from laptops and mobile devices, by encrypting and authenticating data to protect against eavesdropping and data tampering.

        Solutions for small businesses and consumers:

        ZoneAlarm product family

        ZoneAlarm Security Suite is a complete Internet security solution for small businesses and consumers. It integrates personal firewall, anti-virus and anti-spyware capabilities, SmartDefense update service, ID and privacy protection, email security, anti-phishing and anti-spam, instant messaging protection and wireless computer protection.

        Many of the capabilities offered in the ZoneAlarm Security Suite are also offered as standalone product offerings. We also offer ZoneAlarm, a basic personal firewall, free of charge for personal and nonprofit use.

Data Security

        Recently acquired Protect Data expands our product offering for data security in three areas:

        Pointsec PC disk encryption product family

        Pointsec PC disk encryption employs user authentication to ensure that only authorized parties can access data stored on the hard disk of a computing device, and encrypts all information to ensure that lost or stolen data cannot be used.

        Pointsec for mobile devices product family

        Pointsec for mobile devices provides disk encryption for mobile devices with Microsoft Windows Mobile, Symbian or PalmOS operating systems.

        Pointsec removable media product family

        Pointsec removable media solutions include port protection that controls the use of all communication ports (interfaces for connecting external devices to a computer) to prevent sensitive data transfer to USB or other memory devices, or unauthorized distribution of data. It is also include encryption of removable storage media, such as external hard drives, memory cards, rewriteable CDs, DVDs and flash drives, files and folders and e-mail in transit (including e-mail attachments).

Security management

        We offer a variety of products based on our Security Management Architecture (SMART), which enables centralized policy configuration, monitoring, logging and reporting.

        Enterprise solutions:

        SmartCenter product family

        SmartCenter is our flagship security management solution, providing a single console for centrally managing security, VPN and network policies and end-user activity. SmartCenter also provides centralized management and distribution of new defenses, software updates and licenses.

        Eventia product family

        Our Eventia product family is a set of comprehensive security event management solutions that provides centralized, real-time correlation of security information from multi-vendor devices in order to help security administrators respond more quickly and decisively to security events. Eventia also provides centralized reporting tools on network utilization, security events and user activity, and consolidates the data into predefined reports with customizable filters.

        Solutions for large enterprises, service providers and telecommunication operators:

        Provider-1

        Provider-1 is a security management product designed for service providers and large enterprises. It centralizes and simplifies the management of security policies for thousands of users. With Provider-1 security policies can be applied globally to all gateways or tailored to meet the needs of individual customers.

        Security Management Portal (SMP)

        SMP is a security management product that is designed for service providers who provide managed security services for small businesses, and for enterprise IT departments that remotely manage security for their remote or branch locations. SMP enables management of tens of thousands of Safe@Office gateways through a simple, Web-based user interface.

Services and Subscription

        Enterprise programs:

        Enterprise Based Support (EBS)

        Our EBS program offers our customers software subscription and support for their entire installed base of Check Point products.  Our EBS program provides software updates, major software upgrades, and the latest product enhancements, that enable our customers to keep pace with evolving threats and take advantage of new technologies.  In addition, the program entitles our customers for online self-service support tools.

        Collaborative Enterprise Support (CES)

        Our CES program offers our customers software subscription and a collaborative support provided by our local certified partners, with the in-depth expertise and resources of Check Point.  The local partner provides first-line support in the customer’s language with an intimate understanding of the customer’s environment and support needs.  If additional support is required, a collaborative second line support is provided by the local certified partner and Check Point, with a variety of support levels.  In addition, the program entitles our customers with advanced access to our online self-service support tools.

        SmartDefense Services

        SmartDefense is a subscription-based service that provides real-time security defense updates, advisories and recommendations for security administrators. SmartDefense updates add new capabilities to our products, such as updating anti-virus signature files or providing protection against newly discovered software vulnerability.

        Programs for large enterprises, service providers and telecommunication operators:

        Diamond Support

        Our Diamond Support is a high level and personalized support program designed for customers with a large installed base of Check Point products. Under this program, we assign an experienced, senior technical support engineer, who is committed to each customer and managing all of its support aspects.  In addition, we offer our Diamond Support customers with a dedicated support stuff for shorten response and resolution time, on-site assistance and consulting and a periodical proactive support, analysis and recommendation to identify and avoid potential problems.

        Programs for small businesses and consumers:

        ZoneAlarm Update and Support Subscription

        ZoneAlarm Update and Support Subscription provides real-time recommendations to end users on which programs should be allowed to run on an endpoint computer, based on a knowledgebase of hundreds of thousands of programs that have been classified as either good or bad.

Technologies

        We have developed and acquired a variety of technologies that secure networks and information. Our products and services implement these technologies to protect our customers’ networks and private information, enabling their IT administrators to define and enforce their security policies across the network. These technologies also collect and bring together related information, monitor security and traffic flow, and analyze and update configurations to reflect changes in the security policy.

        Stateful Inspection technology

        Our patented Stateful Inspection technology is a de facto standard in network security technology. Stateful Inspection extracts and maintains extensive “state information” (data that provides context for future screening decisions) from all relevant communication layers, to provide accurate and highly efficient traffic inspection.

        Stateful Inspection runs on a network gateway or an endpoint such as a personal computer and enables the screening of all data attempting to pass from one network to another. By tracking each connection, the system ensures that data passing through the gateway complies with a defined security and traffic policy, that traffic is managed according to priority and that security decisions are made in an intelligent and timely manner.

        Stateful Inspection enables our products to inspect network traffic at high speed. This means that our products respond efficiently to larger volumes of data as network traffic increases. Our Stateful Inspection technology can be adapted to new protocols, software applications and security threats, can be upgraded and can be run on a wide range of operating systems.

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

        Application Intelligence

        Our Application Intelligence technology provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols and the underlying operating system. Application Intelligence provides security for these applications by running multiple security checks including validation of compliance to standards, validation of expected use of protocols, inspection for known malicious content and control of application layer operations. The result is the ability to proactively shield applications from attack without relying on specific attack signatures. We have integrated our Application Intelligence technology into our VPN-1 Power, UTM-1, VPN-1 UTM Edge, VPN-1 UTM, Safe@Office, InterSpect, Connectra, Integrity and VPN-1 Power VSX products, which are described below.

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

        SecurePlatform

        SecurePlatform bundles the Check Point security solutions together with a pre-hardened operating system in a single package that is easy to deploy. It optimizes the performance of security and operating systems and includes a set of tools that ease setup and network configuration, thus reducing the total cost of ownership for security gateways and security management servers. SecurePlatform runs on a variety of open systems (systems whose key interfaces are based on widely supported standards).

        ClusterXL and SecureXL

        Our ClusterXL technology provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption. SecureXL is a framework of software and hardware technologies, including third party technologies designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL our products can be integrated into high performance networks typically found in large enterprises and service providers. Integration with our management and enforcement points enables simple deployment.

        TrueVector technology

        Our TrueVector technology is a patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security for personal computers.

        TrueVector stops attempts to send confidential data to unauthorized parties, by malicious software such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications while blocking network connections by untrusted applications. TrueVector enforces security policies that are centrally created and managed, standalone or any combination of these. In addition, TrueVector may be configured to make protected computers invisible to external attackers. The technology is used in the Integrity and ZoneAlarm lines of endpoint security products (described above under “Products”).

        Pointsec Secure Pre-Boot Environment

        Pointsec Secure Pre-Boot Environment (PPBE) is a secure, proprietary operating system that along with Pointsec’s Multi-Factor Authentication Engine (MFAE, Pointsec’s access control and authentication architecture), encrypts all information stored on a PC’s hard disk (full disk encryption), and provides a graphical user interface for the Pre-Boot Authentication process.  The full disk encryption protects a PC’s operating system from being attacked by exploiting its inherent vulnerabilities.  The graphical user interface is designed like a common login screen to ensure straightforward operation by the end user.

        Hybrid Detection Engine

        The IPS-1 engine (described above under “Products”) utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic. These techniques include signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network, protocol analysis to validate the traffic construct meets the expected standards, anomaly detection to identify instances where network traffic exhibits abnormal characteristics, Operating System fingerprinting to determine the Operating System type of the traffic destination, to assure a proper receipt and processing, multi-element correlation to detect widespread illicit activity launched from the same source address and dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network, as well as other techniques to deliver comprehensive network protection.

        Intrusion Prevention with Confidence Indexing

        Based on several analysis data points for every network traffic flow the IPS-1 engine (described above under “Products”) determines a level of confidence that a certain traffic flow is an attack.  An exact match to an exploit signature would derive a confidence level at or near 100%, whereas purely anomalous traffic would derive a confidence level possibly in the range of 70%.  This function enables granular prevention policy, such as “block everything with a confidence greater than 90%,” which allows exploits to be blocked, without the concern of blocking critical business traffic.

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

Revenues by category of activity and geographic area

        The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Category of activity:
Products and licenses	$275,677	$281,364	$241,961
Software subscriptions	196,327	239,319	258,500
Support and other services	43,356	58,667	74,680

Total revenues	$515,360	$579,350	$575,141

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

        We use various marketing tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising and telemarketing campaigns. In addition, we provide current and prospective customers with 30 day software evaluation licenses to try our products.

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

        We also initiated and continue to maintain our Open Platform for Security (OPSEC) framework, enabling integration with leading hardware appliances and third-party security software applications. OPSEC promotes interfaces that allow integration and interoperability between our products and “best of breed” complementary technologies. This enables users to create a complete Internet security architecture. Products that carry the “OPSEC certified” and “Secured by Check Point” seals have been tested to ensure integration and interoperability. OPSEC partners include both appliance manufacturers (such as those listed above) and application developers such as Computer Associates International, Inc., RSA Security, Inc., Trend Micro, Inc. and VeriSign, Inc. At December 31, 2006 we had 580 employees dedicated to sales and marketing. Following the acquisition of Protect Data in 2007, approximately 128 employees dedicated to sales and marketing joined the company.

Customer service and support

        We operate a worldwide technical services organization, providing a wide range of technical, customer, educational and professional services. Our technical assistance centers in the United States and Israel offer worldwide 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties. At December 31, 2006 we had 163 employees dedicated to customer service and support. Following the acquisition of Protect Data in 2007, approximately 29 employees dedicated to customer service and support joined the company.

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

        Until the end of 2003, we generally offered a separate subscription and support program for each license. Since that time, we have begun offering more comprehensive programs that cover all of our products in a customer’s installed base. These new programs offer lower cost to our customers and achieve greater account coverage. In addition, in 2006 we introduced a new support program for our customers, combining first-line support from our partners with full back-end support from Check Point. This program provides added value to customers and partners by improving the support our customers receive. The majority of our subscription and support contracts are based on these new programs.

Research and product development

        We believe that our future success will depend upon our ability to enhance our existing products, develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network. This includes enhancements to our current family of products and the continued development of new products to address network and data security, covering perimeter, internal, Web and endpoint security needs and security management needs. We expect to develop most of our new products internally, and also expect to leverage the products and technologies recently acquired in our acquisitions of Protect Data AB and NFR Security, Inc. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $44.5 million in 2004, $50.5 million in 2005 and $62.2 million in 2006. These amounts include stock based compensation related to the Zone Labs acquisition in the amount of $1.3 million per year in 2004 and in 2005. In 2006, these amounts include stock-based compensation as a result of the adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R), in the amount of $9.4 million. At December 31, 2006 we had 573 employees dedicated to research and development activities and quality assurance. Following the acquisition of Protect Data in 2007, approximately 64 employees dedicated to research and development activities and quality assurance joined the company.

Competition

        You can see more details in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully compete.”

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

        We have five U.S. patents, over 25 U.S. patents pending and additional patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate or our competitors may independently develop technology that is similar but is based on our technology.

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

Organizational structure

        We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)

Check Point Software Technologies (Canada) Inc.	Canada

Check Point Software Technologies (Japan) Ltd.	Japan

Check Point Software Technologies (Singapore) PTE Ltd.	Singapore

Check Point Software Technologies (Netherlands) B.V.	Netherlands

Check Point Holding (Singapore) PTE Ltd.	Singapore

Check Point Holding (Singapore) PTE Ltd. - US Branch (1)	United States of America (New York)

Check Point Software Technologies Cayman Islands	Cayman Islands

Israel Check Point Software Technologies Ltd. China (2)	China

C.P.S.T. Sweden Holdings AB (3)	Sweden

Protect Data AB (4)	Sweden

SofaWare Technologies Ltd. (5)	Israel

NFR Technologies, Inc. (6)	United States of America (Delaware)

NFR Security, Inc (7)	United States of America (Delaware)

Zone Labs LLC (7)	United States of America (California)

(1) Branch of Check Point Holding (Singapore) PTE Ltd.

(2) Branch of Check Point Software Technologies Ltd.

(3) Wholly owned by Check Point Holding (Singapore) PTE Ltd.

(4) In November 2006 we announced a tender offer to acquire Protect Data AB that at the time of the offer was a public company listed on the Stockholm Stock Exchange. The total amount for the acquisition is approximately SEK 4,338 million (approximately $618 million) in cash. On January 11, 2007, we completed the offer with 87.1% of all of the shares and warrants of Protect Data, on a fully diluted basis. As of March 14, 2007, we had acquired over 98% of all of the shares and warrants of Protect Data, on a fully diluted basis, and have begun the integration process. Protect Data wholly owns the following subsidiaries: Pointsec Sweden AB (Sweden), Pointsec Mobile Technologies AB (Sweden), Pointsec Wireless Solutions AB (Sweden), Pointsec Mobile Technologies (Hong Kong), Protect Data Internet Solutions AB (Sweden), Pointsec Mobile Technologies, Inc. (United States of America ,California), Pointsec Mobile Technologies B.V. (Holland), Pointsec Mobile Technologies Ltd. (United Kingdom), Pointsec Mobile Technologies Pte. Ltd. (Singapore), Pointsec Mobile Technologies GmbH (Germany), Pointsec Mobile Technologies S.r.l. (Italy), Pointsec Mobile Technologies SAS (France), Pointsec Mobile Technologies Pty Ltd (Australia), Oy Pointsec Finland Ab (Finland), Pointsec Norway AS (Norway), Pointsec Denmark A/S (Denmark), Pointsec K.K. (Japan), Reflex Software Ltd. (Jersey), Reflex Magnetics Ltd. (United Kingdom) and Reflex Software Luxembourg SARL (Luxemburg).

(5) We own 64% of the outstanding equity of SofaWare (62% on a fully diluted basis). We also own warrants to acquire shares of SofaWare that allow us to increase our holdings to 69% of the outstanding equity of SofaWare (assuming the exercise of all of our warrants to acquire shares of SofaWare, but not assuming exercise by any other shareholder of Sofaware). Accordingly, we consolidate the financial results of SofaWare into our financial statements.

(6) Incorporated as Seyfert Acquisition Corporation

(7) Wholly owned by Check Point Software Technologies, Inc.

        Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A. (1)	Argentina

Check Point Software Technologies (Australia) PTY Ltd.	Australia

Check Point Software Technologies (Austria) GmbH	Austria

Check Point Software Technologies (Belarus) LLC	Belarus

Check Point Software Technologies (Belgium) S.A.	Belgium

Check Point Software Technologies (Brazil) LTDA	Brazil

Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office (2))	China

Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office)	China

Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic

Check Point Software Technologies (Denmark) ApS	Denmark

Check Point Software Technologies (Finland) Oy	Finland

Check Point Software Technologies SARL	France

Check Point Software Technologies GmbH	Germany

Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong

Check Point Software Technologies (India) Private Limited	India

Check Point Software Technologies (Italia) Srl (3)	Italy

Check Point Software Technologies Mexico S.A. de C.V.	Mexico

Check Point Software Technologies B.V	Netherlands

Check Point Software Technologies Norway A.S.	Norway

Check Point Software Technologies (Poland) Sp.z.o.o.	Poland

Check Point Software Technologies (RMN) SRL. (1)	Romania

Check Point Software Technologies (Russia) OOO	Russia

Check Point Software Technologies (Korea) Ltd.	S. Korea

Check Point Software Technologies (Spain) S.A.	Spain

C.P.S.T. Sweden A.B.	Sweden

Check Point Software Technologies (Switzerland) A.G.	Switzerland

Check Point Software Technologies (Taiwan) Ltd.	Taiwan

Check Point Yazilim Teknolojileri Pazarlama A.S. (4)	Turkey

Check Point Software Technologies (UK) Ltd.	United Kingdom

(1) Under formation.

(2) Representative Office of Check Point Software Technologies (Hong Kong) Ltd. Under formation.

(3) 97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.

(4) 96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Property, plants and equipment

        We lease offices in various locations around the world. Our principal offices are:

Location	Primary Usage	Space (square feet)

Ramat Gan, Israel	International Headquarters, research and development	105,712
Redwood City, California	U.S. Headquarters	48,384
San Francisco, California	Research and development	29,884
Irving, Texas	Technical support, education, professional services	26,725
Rockville, Maryland	Research and development	12,793

        In addition to the above, we lease the following office space:

Location	Primary Usage	Space (square feet)

Europe	Sales, research and development	33,519
Americas	Sales	23,832
Asia Pacific and Japan	Sales	12,572

        In order to establish a new corporate headquarters, in March 2006 we purchased a building in Tel-Aviv, Israel, for a total amount of $35.25 million. Additional payments in 2006 for taxes related to the purchase and for the building renovation totaled $3.58 million. Renovation continues in 2007. The building contains approximately 170,000 square feet of office space and approximately 280,000 square feet below-ground for parking and other purposes. We also acquired rights for an additional building with approximately 97,000 square feet. We expect to relocate to the new building during the second quarter of 2007. Our lease for our international headquarters and research and development center in Ramat Gan, Israel expires by December 31, 2007.

        Protect Data’s headquarters and principal research and development facilities are located in Stockholm, Sweden, where the company leases approximately 15,000 square feet of office space.  This lease will expire in September 2010. Protect Data also leases approximately 7,500 square feet of research and development facilities at other locations in Sweden. In addition, Protect Data leases a total of approximately 9,500 square feet of sales office space in the United States, approximately 16,500 square feet of sales and research and development office space in Europe and approximately 1,000 square feet of sales office space in Asia.

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

Overview

        We develop, market and support a wide range of software and combined hardware and software products and services for IT (Information Technology) security, and offer our customers with an extensive portfolio of network security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized, real-time security updates. Our products and services are sold to enterprises, service providers, small- and medium-sized businesses and consumers. Our Open Platform for Security (OPSEC) framework, allows customers to extend the capabilities of our products and services, enabling integration with leading hardware appliances and third-party security software applications. Our products are sold, integrated and serviced by a network of partners around the world.

        In November 2006 we announced a tender offer to acquire Protect Data AB that at the time of the offer was a public company listed on the Stockholm Stock Exchange. The total amount for the acquisition is approximately SEK 4,338 million (approximately $618 million) in cash. On January 11, 2007, we completed the offer with 87.1% of all of the shares and warrants of Protect Data, on a fully diluted basis. As of March 14, 2007, we had acquired over 98% of all of the shares and warrants of Protect Data, on a fully diluted basis, and have begun the integration process.

        Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices such as laptops, PDAs, smartphones and removable media (e.g., USB devices) confidential and secure. With the acquisition of Protect Data, Check Point entered into the data security market.

        In December 2006, we completed the acquisition of privately held NFR Security, Inc. a U.S. privately held company, for a total cash consideration of approximately $14.6 million and acquisition related costs of approximately $0.3 million. In addition, we assumed net liabilities of approximately $4.3 million.

        NFR, a Rockville, Maryland based company, provides intrusion prevention solutions that secure business networks in real time, against automated malware (software that acts on computers without the knowledge of the user), vulnerability windows (the time between when a vulnerability has been identified and a solution to such vulnerability has been released and deployed) and unsanctioned network changes. NFR’s solutions can be deployed both at the network perimeter and inside the corporate network to employ effective enforcement of both perimeter and internal network security policies.

        Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the information technology (IT), Internet security and data security industries. If general economic and industry conditions fail to improve, or if they deteriorate, demand for our products could be adversely affected.

        We derive most of our revenues from sales of Internet security products primarily under our VPN-1 and related brands, as well as related revenues from software subscriptions, support and other services. We expect this to continue to be the case in the foreseeable future. Following the acquisition of Protect Data in 2007, we expect to derive revenues also from data security products and associated software subscription and support services.

        We derive our sales primarily through indirect channels. During 2006 we derived approximately 26% of our sales from two distributors, with the largest distributor accounting for approximately 15% of our sales, and the second largest distributor accounting for approximately 11% of our sales. During 2005 these two distributors accounted for approximately 24% of our sales, or approximately 12% each. During 2004 we derived approximately 13% of our sales from a single distributor.

        The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2004	2005	2006

Region:
Americas	44%	46%	46%
Europe, Middle East and Africa	42%	41%	41%
Japan	7%	6%	5%
Asia Pacific other than Japan	7%	7%	8%

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

        Revenue recognition

        We generally derive our revenues from three primary sources:

■	new software products and licenses,

■	software subscriptions, and

■	support services.

        We recognize software revenue in accordance with Statement Of Position (SOP) No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions.” We recognize software license revenue when a customer enters into a license agreement, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. As required by SOP 98-9, we determine the value of the software component of our multiple-element arrangements using the residual method based on vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. The residual method requires revenue to be allocated to the undelivered elements based on the fair value of such elements, as indicated by VSOE. VSOE is based on the price charged when an element is sold separately or renewed.

        Our software subscription provides customers with rights to unspecified software product upgrades released during the term of the subscription period. Our support services grant our customers telephone access to technical support personnel during the term of the service. We recognize revenues from software subscription and support services ratably over the term of the agreement.

        We follow very specific and detailed guidelines in measuring revenue, several of which are discussed above. We determine the fair value of each type of undelivered element as follows:

        For enterprise products, we determine the fair value based on the renewal prices charged for our software subscription and support services which equal to support services when they sold separately. We offer several levels of services, classified by services offered, response time, and availability. We have defined classes of customers, based on the total gross value of licensed software products the customer purchased from us. We price renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software products the customer purchased from us.

        For our consumer products, we determine the fair value based on the renewal prices of our software subscription and support services for the different products offered which equal to support services when sold separately. The renewal prices are based on our list price.

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

        Income taxes and valuation allowance

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax expense in each of the jurisdictions in which we operate. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. This process involves us estimating our actual current tax exposure, which is accrued as tax accrual, together with assessing temporary differences resulting from differing treatment of items and for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We may record a valuation allowance to reduce our deferred tax assets to the amount of future tax benefit that is more likely than not to be realized.

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

        Realizability of long-lived assets

        We are required to assess the impairment of long-lived assets, tangible and intangible, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

        Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows.

        Business combinations

        Our current acquisitions and future acquisitions of businesses that we will control will be accounted for under the purchase method of accounting. The amounts assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions will be based on estimated fair values as of the date of the acquisition, with the remainder, if any, to be recorded as goodwill. The fair values will be determined by our management, taking into consideration information supplied by independent appraisal experts (in case of significant business combinations) and by the management of acquired entities and other relevant information. The valuations will generally be based upon future cash flow projections for the acquired assets or settlement amounts for assumed liabilities, discounted to present value using current market rates. The determination of fair values requires significant judgment both by management and by outside experts engaged to assist in this process.

        Goodwill and other intangible assets

        We follow SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the statement or between annual tests if impairment indicators exist. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.

        We perform an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we use a discounted cash flow methodology, market multiples and market capitalization. Significant estimates that we use in these fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. As of December 31, 2006, no impairment charges were required.

        Equity-based compensation expense

        We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of share-based awards at the grant date requires the exercise of judgment, including the amount of share-based awards that are expected to be forfeited. If actual results differ from these estimates, equity- based compensation expense and our results of operations could be impacted. Please see further discussion below under the caption “Adoption of new accounting standard.”

Results of operations

        The following table presents information concerning our results of operations in 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Revenues:
Products and licenses	$275,677	$281,364	$241,961
Software subscriptions	196,327	239,319	258,500
Support and other services	43,356	58,667	74,680

Total revenues	515,360	579,350	575,141

Operating expenses*:
Cost of revenues	27,750	30,540	36,431
Research and development	44,483	50,542	62,210
Selling and marketing	135,712	142,336	157,114
General and administrative	24,098	24,244	43,503
Acquired in-process R&D	23,098	-	1,060

Total operating expenses	255,141	247,662	300,318

Operating income	260,219	331,688	274,823
Financial income, net	44,777	54,177	63,647

Income before taxes on income	304,996	385,865	338,470
Taxes on income	56,603	66,181	60,443

Net income	$248,393	$319,684	$278,027

* Including pre-tax charges for amortization of intangible assets related to Zone Labs acquisition, stock-based compensation (related to Zone Labs acquisition in 2004 and 2005 and adoption of SFAS No. 123(R) in 2006) and acquisition related expenses in the following items:

Amortization of intangible assets and acquisition
related expenses
Cost of revenues	$4,061	$5,414	$5,414
Selling and marketing	171	228	604
General and administrative	-	-	927

Total	$4,232	$5,642	$6,945

Stock-based compensation
Cost of revenues	$137	$408	$509
Research and development	1,297	1,252	9,371
Selling and marketing	2,745	1,825	7,997
General and administrative	441	260	18,515

Total	$4,620	$3,745	$36,392

        The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2004	2005	2006

Revenues:
Products and licenses	54%	49%	42%
Software subscriptions	38	41	45
Support and other services	8	10	13

Total revenues	100	100	100

Operating expenses:
Cost of revenues	5	5	6
Research and development	9	9	11
Selling and marketing	26	25	27
General and administrative	5	4	8
Acquired in-process R&D	5	-	-

Total operating expenses	50	43	52

Operating income	50	57	48
Financial income, net	9	9	11

Income before taxes on income	59	66	59
Taxes on income	11	11	11

Net income	48%	55%	48%

        Revenues

        We derive our revenues mainly from the sale of products and licenses, and related software subscriptions, support and other services. Our revenues were $515.4 million in 2004, $579.4 million in 2005 and $575.1 million in 2006. Our revenues in 2005 increased, compared to 2004, due to continued strengthening of our SmartDefense service and our enterprise support and subscription programs, both accounted for approximately $44 million. In addition, the inclusion of Zone Labs’ operations for a full year compared to 9 month is 2004, contributed approximately $14 million. Finally, in 2005, we had a sale of technology licensing agreement with Sygate (now owned by Symantec) in the amount of $18.5 million. At the same time we experienced a decline in product revenues. Total revenues in 2006 remained flat compared to 2005. A decrease of $39.4 million in product revenues was offset by an increase of $35.2 million in software subscription and in support and other service revenues. In 2006 we experienced strength in our subscription and support sales, attributed primarily to greater account coverage of our new subscription and support programs, mainly in Europe, where we experienced a growth of approximately 22%. In addition, sales of our SmartDefense service grew by 43% and we also experienced growth of subscription sales in the consumer business. Over the last three years, product revenues as a percentage of revenues decreased from 54% in 2004 to 49% in 2005 and to 42% in 2006. This is as a result of the broad coverage of our installed base with our subscription and support programs, and the maturity of our enterprise perimeter security business. We anticipate that revenues in 2007 will increase due to organic growth and the inclusion of NFR and Protect Data’s operations in our results. However, we cannot guarantee that revenues will grow in 2007 due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors,” any of which could materially adversely affect our revenues.

        Cost of revenues

        Our cost of revenues is comprised of the cost of software and hardware production, manuals, packaging and license fees paid to third parties. It also includes the cost of post-sale customer support, training and consulting. Cost of revenues was $27.8 million in 2004, $30.5 million in 2005 and $36.4 million in 2006, and represented 5% of revenues in 2004 and in 2005 and 6% of revenues in 2006. These amounts include amortization of intangible assets and stock-based compensation related to the acquisition of Zone Labs in the amount of $4.2 million in 2004 and $5.8 million in 2005. In 2006, these amounts include amortization of intangible assets of $5.4 million, related to the acquisition of Zone Labs, and stock-based compensation of $0.5 million, resulted from the adoption of SFAS No. 123(R). The intangible assets acquired in connection with the acquisition of Zone Labs are amortized over their useful lives on a straight-line basis, which best represents the expected pattern of usage. The increase in cost of revenues in 2005 was attributable mainly to the inclusion of Zone Labs’ operations for a full year compared to 9 months in 2004 (approximately $2 million). The increase in cost of revenues in 2006 was mainly due to increased sales of hardware-based products and due to an increase in licensing expenses (both accounted for approximately $3 million). In addition we experienced an increase in cost of services, primarily related to an increase in our support organization headcount from 122 employees at the end of 2005 to 163 employees at the end of 2006, resulting in an expense of approximately $1.8 million, in order to support the growth in service revenues. We anticipate that cost of revenues will increase in 2007, in order to support an expected growth in revenues and as a result of the inclusion of NFR and Protect Data’s operations, as well as the amortization of intangible assets related to these acquisitions, in our results of operations.

        Research and development

        Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $44.5 million in 2004, $50.5 million in 2005 and $62.2 million in 2006. These amounts include stock-based compensation related to the acquisition of Zone Labs in the amount of $1.3 million in each of 2004 and 2005. In 2006, these amounts include stock-based compensation of $9.4 million, resulted from the adoption of SFAS No. 123(R). Research and development expenses represented 9% of revenues in 2004 and in 2005 and 11% of revenues in 2006. In addition to the above mentioned expenses, in 2005 the increase in research and development expenses was mainly attributable to compensation related expenses which increased by approximately $6.1 million, of which $3.3 million is due to the inclusion of Zone Labs’ research and development expenses for a full year compared to 9 months in 2004, while the remainder is attributed to organic growth in headcount. In 2006, the increase in research and development expenses was mainly due to an increase in our research and development headcount from 520 at the end of 2005 to 573 at the end of 2006, resulting in an expense of approximately $3.3 million. In addition, in 2006 strengthening of the Israeli Shekel compared to the U.S. dollar contributed approximately $0.5 million to expenses. The majority of our developers are located in Israel, where compensation related expenses are paid in Israeli Shekels, while our expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel and the U.S. dollar have affected and may in the future affect our expense level. We anticipate that research and development expenses in 2007 will increase due to an expected increase in research and development personnel related to the acquisitions of NFR and Protect Data and as a result of hiring new employees, and due to an expected increase in payroll and related expenses.

        Selling and marketing

        Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, travel and other related expenses. Selling and marketing expenses were $135.7 million in 2004, $142.3 million in 2005 and $157.1 million in 2006. These amounts include amortization of intangible assets and stock-based compensation related to the acquisition of Zone Labs in the amount of $2.9 million in 2004 and $2.1 million in 2005. In 2006 the amount includes amortization of intangible assets of $0.6 million, related to the acquisition of Zone Labs, and stock-based compensation of $8.0 million, resulted from the adoption of SFAS No. 123(R). Selling and marketing expenses represented 26% of revenues in 2004, 25% of revenues in 2005 and 27% of revenues in 2006. In 2005, these expenses increased mainly due to an increase in marketing programs related activities (approximately $5.5 million) and due to the inclusion of Zone Labs’ operations for a full year compared to 9 month is 2004 (approximately $1.9 million), partially offset by the improved efficiency of our sales force. In 2006 the increase in selling and marketing expenses was primarily due to an increase our sales and marketing headcount from 536 at the end of 2005 to 580 at the end of 2006, resulting in an expense of approximately $5.6 million. In addition, in 2006 strengthening of the Euro compared to the U.S. dollar contributed approximately $0.6 million to compensation expenses. Our expenses in Europe primarily relate to compensation, travel, facilities and marketing are paid in local currencies, while being reported in U.S. dollars. Therefore, changes to the exchange rates between the Euro and the U.S. dollar have affected, and may in the future affect our expense level. We anticipate that selling and marketing expenses will increase in 2007 due to an expected increase in marketing activities, headcount, payroll and related expenses, and due to an expected increase in our expenses resulting from the acquisitions of NFR and Protect Data.

        General and administrative

        General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other. General and administrative expenses were $24.1 million in 2004, $24.2 million in 2005 and $43.5 million in 2006. In 2006, these amounts include acquisition related expenses and stock-based compensation, as a result of the adoption of SFAS No. 123(R), in the amount of $19.4 million. General and administrative expenses represented 5% of revenues in 2004, 4% of revenues in 2005 and 8% of revenues in 2006. The general and administrative expenses remained flat in 2005 compared to 2004. The inclusion of Zone Labs’ operations for a full year compared to 9 months in 2004, which contributed approximately $0.8 million, was offset mostly by a reduction of insurance cost (approximately $0.6 million). The increase in general and administrative expenses in 2006 compared to 2005, and as a percentage of revenues, is mainly attributable to the inclusion of stock-based compensation as a result of the adoption of SFAS No. 123(R), in the amount of $19.4 million. We anticipate that general and administrative expenses will increase in 2007 due to an expected increase in headcount and related expenses, and due to an expected increase in our expenses resulting from the acquisitions of NFR and Protect Data.

        In-process research and development

        Upon the acquisition of NFR in December 2006, we recorded a $1.1 million charge for acquired in-process research and development (IPR&D). This expense was attributable to projects which qualified as not yet having reached technological feasibility and with no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. The expected future cash flow attributable to IPR&D was discounted at 22%. At the time of the acquisition of NFR we estimated that these IPR&D projects were 40% complete and would be completed in 2007.

        Upon the acquisition date of Zone Labs in 2004 we recorded a $23.1 million charge for acquired in-process research and development (IPR&D). This expense was attributable to projects which qualified as not yet having reached technological feasibility and with no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. The expected future cash flow attributable to IPR&D was discounted at 25%. At the time of the acquisition of Zone Labs we estimated that these IPR&D projects were 32% complete and would be completed over the following three years.

        Stock-based compensation

        In conjunction with the acquisition of Zone Labs we recorded deferred stock-based compensation in the amount of $16.6 million. This amount represents the intrinsic value of approximately 2.8 million options to purchase our ordinary shares that we issued in exchange for Zone Labs’ unvested stock options. This amount is included in the total fair value of Zone Labs’ options assumed of $50.4 million. Deferred stock-based compensation was recognized over the remaining vesting period of the related options. Stock-based compensation associated with these options amounted to $4.6 million in 2004 and $3.7 million in 2005. In 2006 we adopted SFAS No. 123(R), which had a material adverse effect on our results of operations, although it did not have an impact on our overall financial position or cash flow. In 2006, we incurred $36.4 million of stock-based compensation expense as a result of the adoption of SFAS No. 123(R). We anticipate that in 2007 stock-based compensation expense will be at the same level or higher than in 2006, as a result of stock-based compensation to employees and the acquisition of Protect Data.

        Operating margin

        We had operating margins of 50% in 2004, 57% in 2005 and 48% in 2006. We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

        Financial income, net

        Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net Financial income was $44.8 million in 2004, $54.2 million in 2005 and $63.6 million in 2006. As we usually hold debentures until maturity, our current portfolio’s yield stems mainly from market interest rates and the yield of securities at the day of the investment. As most of our investments are in U.S. dollars, our financial income is heavily dependent on prevailing U.S. interest rates. Increase in net financial income in 2005 is attributable to an increase in our portfolio size from $1,573 million in 2004 to $1,725 million in 2005, primarily due to cash flow generated from operations, and to a rise in interest rate. In 2006, increase is attributable mainly to a rise in interest rate. In 2007 we will use approximately $618 million in cash to acquire Protect Data. As a result, we expect net financial income in 2007 to decline.

        Taxes on income

        Our effective tax rate was 18.6% in 2004, 17.2% in 2005 and 17.9% in 2006. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to our production facilities in Israel. Our effective tax rate may increase in 2007, as a result of the acquisition of Protect Data which is subject to a tax rate that is higher than our current tax rate.

        We have elected the alternative package of tax exemptions and reduced tax rates for our production facilities that have received Approved Enterprise status. Accordingly, income derived from these facilities is generally entitled to a tax-exemption period of two years and a reduced corporate tax rate of 20% to 25% for an additional period of five to eight years, based on our percentage of foreign investment. The tax benefits for our six existing Approved Enterprise programs are scheduled to gradually expire by 2013. The period of tax benefits for each capital investment plan expires upon the earlier of: (1) twelve years from completion of the investment or commencement of production, or (2) fourteen years from receipt of approval.

        Out of our retained earnings of $2,024 million, as of December 31, 2006, approximately $714 million are tax-exempt attributable to the Approved Enterprise programs. If we were to distribute this tax-exempt income in a manner other than upon complete liquidation, it would be taxed at the reduced corporate tax rate applicable to these profits (20% to 25%), and a total income tax liability of up to approximately $166 million would be incurred.

        Our board of directors has determined that we will not distribute any amounts of our undistributed tax exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. Therefore, our six existing Approved Enterprises will not be subject to the provisions of the amendment.

        If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated.

        As a result of the amendment, tax-exempt income generated under the provisions of the amended Investment Law will subject us to taxes upon dividend distribution or complete liquidation. As of December 31, 2006, none of our income was generated under the provision of the amendment.

        You can see more details in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us under Israeli law require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Quarterly results of operations

        The following tables set forth certain unaudited consolidated statements of income data from Reports of Foreign Private Issuer on Form 6-K we filed during 2005 and 2006, as well as the percentage of our revenues represented by each item. We prepare our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements, including the related notes, appearing in “Item 18 – Financial Statements.”

	Year Ended December 31, 2005				Year Ended December 31, 2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)

Revenues	$137,661	$144,563	$141,068	$156,058	$133,592	$138,936	$142,518	$160,095

Operating expenses:
Cost of revenues	6,990	7,940	7,800	7,810	8,067	8,888	9,417	10,059
Research and development	13,147	12,211	12,733	12,451	16,283	15,911	14,266	15,750
Selling and marketing	34,777	37,442	33,461	36,656	36,363	39,716	38,013	43,022
General and administrative	6,348	6,063	6,009	5,824	12,161	10,393	10,383	10,566

Acquired in-process R&D	-	-	-	-	-	-	-	1,060

Total operating expenses (*)	61,262	63,656	60,003	62,741	72,874	74,908	72,079	80,457

Operating income	76,399	80,907	81,065	93,317	60,718	64,028	70,439	79,638
Financial income, net	12,401	13,468	14,321	13,987	15,508	16,218	15,595	16,326

Income before taxes on income	88,800	94,375	95,386	107,304	76,226	80,246	86,034	95,964
Taxes on income	15,094	16,378	16,642	18,067	14,593	14,530	14,897	16,423

Net Income	$73,706	$77,997	$78,744	$89,237	$61,633	$65,716	$71,137	$79,541

Basic earnings per share	$0.30	$0.32	$0.32	$0.36	$0.25	$0.27	$0.31	$0.35
Shares used in computing basic
earnings per share	247,894	245,398	244,261	244,517	243,740	240,982	231,008	226,471
Diluted earnings per share	$0.29	$0.31	$0.31	$0.36	$0.25	$0.27	$0.31	$0.35
Shares used in computing
diluted earnings per share	256,150	252,179	250,075	248,585	245,698	240,982	231,656	228,865

* Including pre-tax charges for amortization of intangible assets related to the acquisition of Zone Labs, stock-based compensation (related to the acquisition of Zone Labs in 2004 and 2005 and adoption of SFAS No. 123(R) in 2006) and acquisition related expenses in the following items:

	Year Ended December 31, 2005				Year Ended December 31, 2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)

Amortization of intangible
assets and acquisition
related expenses
Cost of revenues	$1,354	$1,354	$1,353	$1,353	$1,354	$1,354	$1,353	$1,353
Selling and marketing	57	57	57	57	151	151	151	151
General and administrative	-	-	-	-	927	-	-	-

Total	1,411	1,411	1,410	1,410	2,432	1,505	1,504	1,504

Stock-based compensation
Cost of revenues	$84	$81	$130	$113	$110	$59	$88	$252
Research and development	371	331	292	258	3,549	2,968	909	1,945
Selling and marketing	659	480	357	329	2,619	2,197	966	2,215
General and administrative	101	50	58	51	5,322	4,091	4,510	4,592

Total	$1,215	$942	$837	$751	$11,600	$9,315	$6,473	$9,004

        As a percentage of revenues:

	Year Ended December 31, 2005				Year Ended December 31, 2006
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Operating expenses:
Cost of revenues	5	6	5	5	6	6	7	6
Research and development	9	8	9	8	12	11	10	10
Selling and marketing	25	26	24	23	28	29	27	27
General and administrative	5	4	4	4	9	8	7	7
Acquired in-process R&D	-	-	-	-	-	-	-	-

Total operating expenses	44	44	42	40	55	54	51	50

Operating income	56	56	58	60	45	46	49	50
Financial income, net	9	9	10	9	12	12	11	10

Income before taxes on income .	65	65	68	69	57	58	60	60
Taxes on income	11	11	12	12	11	11	10	10

Net Income	54%	54%	56%	57%	46%	47%	50%	50%

        Our future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline.”

        Historically, our revenues have reflected seasonal fluctuations related to the slowdown in spending activities for the third quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

        Our expense levels are based, in part, on expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the above, it is likely that in some future quarters our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline significantly.

Adoption of new accounting standard

        Accounting for equity-based compensation

        Effective January 1, 2006, we adopted FASB Statement No. 123(R), “Share-Based Payment,” (SFAS 123(R)). SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and related interpretations, and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Pro-forma disclosure is no longer an alternative. In 2006, we recognized equity-based compensation expense under SFAS 123(R) in the amount of $36.4 million.

        As of December 31, 2006, we had $43.7 million of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards. For options granted before January 1, 2006, and which had graded vesting, we recognized compensation expenses, based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were accounted for as they occurred, but have been estimated with the adoption of SFAS 123(R) for those awards not yet vested. For options granted after January 1, 2006, we recognize compensation costs using the straight-line method over the requisite service period of each of the awards, net of estimated forfeitures, and for stock options granted before adoption of FAS 123(R) we use the accelerated method. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

        We adopted SFAS 123(R) using the modified prospective method. Under this transition method, compensation costs recognized in 2006 include (a) compensation costs for all stock-based payments granted prior to, but that had not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the pro-forma provisions of SFAS 123, adjusted for the effect of estimating forfeitures, and (b) compensation costs for the equity-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with SFAS 123(R). Our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). We selected the Black-Scholes option pricing model as the most appropriate fair value method for our stock-options awards and value restricted stock based on the market value of the underlying shares at the date of grant.

        As a result of adopting SFAS 123(R) on January 1, 2006, our income before income taxes for 2006 is $35.1 million lower than if we had continued to account for equity-based compensation under APB No. 25. Basic and diluted earning per share for 2006 is $0.15 lower than if we had continued to account for equity-based compensation under APB No. 25.

        Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in our statements of cash flow. SFAS 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $5.5 million excess tax benefit classified as financing cash inflows would have been classified as an operating cash inflow if we had not adopted SFAS 123(R).

Recently issued accounting standards

        In June 2006, the Financial Accounting Standard Board (FASB) issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes.” The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The provisions of FIN 48 are effective beginning January 1, 2007. We are currently assessing the impact FIN 48 will have on our consolidated financial statements.

Liquidity and capital resources

        In 2006, we have financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments were $1,725.3 million as of December 31, 2005 and $1,649.9 million as of December 31, 2006. Our cash and cash equivalents and short-term investments were $1,342.8 million as of December 31, 2005 and $1,091.1 million as of December 31, 2006. Our long-term interest bearing investments were $382.5 million as of December 31, 2005 and $558.9 million as of December 31, 2006. At the end of 2002 we established a wholly owned subsidiary in Singapore that serves as a vehicle for our international investments and to manage our financial assets. This subsidiary currently holds the majority of our investments. We generated net cash from operations of $302.0 million in 2004, $358.0 million in 2005 and $367.5 million in 2006. Net cash from operations for 2004 consisted primarily of net income adjusted for non cash activity including acquired in-process research and development, plus an increase in deferred revenue, employees and payroll accruals, offset by a decrease in accrued expenses and other liabilities, and an increase in trade receivables. Net cash from operations for 2005 consisted primarily of net income adjusted for non cash activity, plus an increase in deferred revenue, offset by an increase in trade receivables, and a decrease in employee and payroll accruals. Net cash from operations for 2006 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, plus an increase in deferred revenue, offset by an increase in trade receivables.

        Net cash provided by (used in) investing activities was ($256.7) million in 2004, ($39.9) million in 2005 and $236.5 million in 2006. In 2004 net cash used in investing activities consisted primarily of investments in marketable securities of varying maturities offset by proceeds from marketable securities and bank deposits, and from net cash paid in conjunction with the acquisition of Zone Labs in the amount of $95.3 million. In 2005 net cash used in investing activities consisted primarily of investments in marketable securities offset by proceeds from marketable securities. In 2006 net cash provided by investing activities consisted primarily of proceeds from marketable securities offset by investments in marketable securities, purchase of office building in Israel and net cash paid in conjunction with the acquisition of NFR. In 2007 we will use approximately $618 million in cash to acquire Protect Data. Our capital expenditures amounted to $4.5 million in 2004, $4.9 million in 2005 and $44.9 million in 2006. Our capital expenditures for 2004 and 2005 consisted primarily of computer equipment and software for our research and development and technical services organization’s efforts, as well as increasing infrastructure to enable operation expansion. In 2006, in addition to capital expenditures specified above, we purchased an office building in Israel that we expect will be occupied by our Israeli employees during the second quarter of 2007, for a total amount of $35.25 million. Additional payments in 2006 for taxes related to the purchase and for the building renovation totaled $3.58 million. Renovation continues in 2007.

        Net cash used in financing activities was approximately $210.1 million in 2004, $182.0 million in 2005 and $383.1 million in 2006. In 2004, 2005 and 2006 net cash used in financing activities was attributed primarily to the purchase of treasury shares. Our board of directors approved four programs to repurchase ordinary shares. Each of the first three programs authorized the repurchase of up to $200 million and the fourth program authorized the repurchase of up to $600 million. The first program was announced on October 28, 2003 and ended on August 24, 2004. The second program was announced on October 28, 2004 and ended on May 31, 2005. The third program was announced on July 25, 2005 and ended on May 18, 2006. The fourth program was announced on May 22, 2006 and is still in effect. Under the repurchase programs we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. We fund the share purchases from available working capital. The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under our repurchase programs described above, during 2004 we purchased a total of 12.0 million shares at a total cost of $244.6 million, at an average price of $20.4 per share. In 2005 we purchased a total of 10.6 million shares at a total cost of $236.9 million, at an average purchase price of $22.3 per share. In 2006 we purchased a total of 23.2 million shares at a total cost of $435.5 million, at an average purchase price of $18.7 per share. Since the first repurchase program was implemented through the end of 2006, we purchased a total of 45.8 million shares for a total cost of $917.0 million, at an average purchase price of $20.0 per share.

        Our securities are classified as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Amortization of premium, discount and interest is recorded in our statements of income.

        Our principal sources of liquidity consist of our cash and cash equivalents and marketable securities (which aggregated $1,649.9 million as of December 31, 2006), our cash flow from operations and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital requirements for the foreseeable future.

        We have funded the acquisition of NFR in December 2006 from our operating cash flow.

        We funded the acquisition of Protect Data in 2007, for approximately $618 million, from our cash and cash equivalents balances as well as our marketable securities portfolio. We funded roughly 65% of the acquisition price with our money markets funds balances, and the remainder by selling a small portion of our marketable securities portfolio.

Research and development, patents and licenses, etc.

        You can see more details in this Item 5, under the caption “Results of operations.”

Trend information

        You can see more details in this Item 5, under the caption “Results of operations.”

Off-balance sheet arrangements

        We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

Disclosure of contractual obligations

        The following table summarizes our material contractual obligations as of December 31, 2006:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating Lease Obligations	$7,431	$4,042	$2,452	$937	$-
Severance pay*	$11,211	-	-	-	-

Total	$18,642

* Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns. Of this amount, only $4.6 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and senior management

        Our directors and executive officers as of December 31, 2006 were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer
and Chairman of the
Board

Marius Nacht	Senior Vice President
and Vice Chairman of
the Board

Jerry Ungerman	Vice Chairman of the
Board

Eyal Desheh	Executive Vice
President and Chief
Financial Officer

Yoav Chelouche (3)	Director	✓	✓	✓

Irwin Federman (3)	Director	✓	✓	✓	✓	✓

Guy Gecht	Director	✓	✓	✓	✓

Dan Propper	Director	✓

Ray Rothrock	Director	✓	✓	✓	✓	✓

David Rubner	Director	✓		✓		✓

Tal Shavit	Director	✓				✓

(1)	“Independent Director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ Global Select Market regulations (see explanation below)

(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below)

(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee (see “Item 16A – Audit Committee Financial Expert”)

        Gil Shwed, one of our founders, is the Chairman of our board of directors, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed also served as our President from our incorporation until 2001. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is a member of the Board of Trustees of Tel-Aviv University and the Chairman of the Board of Trustees of the Youth University of Tel-Aviv University.

        Marius Nacht, one of our founders, has served as Vice Chairman of our board of directors since 2001 and has also been our Senior Vice President since 1999. Mr. Nacht has served as one of our directors since we were incorporated in 1993. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel-Aviv University in 1987. Mr. Nacht is currently on an extended leave of absence.

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

        Yoav Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems (NASDAQ: SCIX), from December 1994 until July 2000.  From August 1979 until December 1994 Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe.  Mr. Chelouche is the Chairman of the Board of Dmatek Ltd., a London Stock Exchange listed company, and is a member of the board of a number of private companies.  He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children.  Mr. Chelouche earned a B.A. in Economics and Statistics from Tel-Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

        Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp., Mellanox Technologies Ltd. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

        Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer and Chairman of the Board of Electronics For Imaging, Inc. (EFI), a leader in digital imaging and print management solutions for commercial and enterprise printing (NASDAQ: EFII).  Mr. Gecht has served in this position since January 2000.  From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company.  Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies.  Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

        Dan Propper has served as one of our directors since 2006. Mr. Propper is the Chairman of the Board of the Osem group, a leading Israeli manufacturer of food products. Mr. Propper served as the CEO of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999 Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received prestigious accolades for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of the First International Bank of Israel, Delta Galil Industries Ltd., Osem Investments Ltd., and a number of private companies, including Tivall Ltd. and Sabra Salads Ltd., subsidiaries of Osem. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel, and of the executive committee of Tel Aviv University. Mr. Propper earned a B.Sc. summa cum laude in Chemical Engineering and Food Technology from the Technion.

        Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is Managing General Partner of Venrock Associates, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

        David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner serves on the boards of directors of Elbit Imaging Ltd., Messaging International Ltd. and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. degree in engineering from Queen Mary College, University of London, and an M.S. degree in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

        Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults to companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

        Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2006. You can see more details in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

        Some of our directors are board members of multiple companies, some of which may be technology companies. Currently, we do not see an existing conflict of interest.

        The term of each director other than our outside directors (as described below) will expire in 2007.

        Compensation of directors and officers

        The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $3.2 million for the year ended December 31, 2005 and approximately $2.8 million for the year ended December 31, 2006. This does not include amounts we expensed for business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel. In addition, only directors who are not officers receive compensation for serving as directors.

        From time to time we grant options and awards under our stock option and equity incentive plans (described below) to our executive officers and directors. Option grants to directors who are not officers are made pursuant to the automatic option grant program under these plans, while option and award grants to directors who are officers are made only with audit committee, board of directors and shareholder approval.

        Our non-employee directors receive an automatic option grant under the 2005 U.S. Plan or the 2005 Israel Plan (but not both), and are also eligible for discretionary awards under the plans. Currently, automatic grants under the 2005 U.S. Plan is made primarily to non-employee directors who are citizens or residents of the United States or other countries other than Israel, and automatic grants under the 2005 Israel Plan is made primarily to non-employee directors who are citizens or residents of Israel.

        Each non-employee director who is first elected or appointed to the board of directors is granted an option to purchase 50,000 ordinary shares on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional 25,000 ordinary shares, of which 50% vest six months after the grant date, 25% vest nine months after the grant date and another 25% vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

        All options to directors are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of grant.

        As of December 31, 2006, our executive officers and directors held options to purchase an aggregate of approximately 19.6 million shares and held 30,000 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $9.83 and $79.79, and their expiration dates range between April 2007 and July 2013. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and officers holds more than 1% of our outstanding shares.

Board practices

        Our board of directors currently consists of ten members. Under our articles of association, the board is to consist of between six and twelve members. Each director (other than an outside director, as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by the board of directors and serves at the discretion of the board. All of our officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.

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

        Outside and independent directors

        Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the statutory requirements of independence. An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee, and at least one outside director must serve on each committee of the board of directors. Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Irwin Federman and Ray Rothrock’s third term of office will expire in 2008. Yoav Chelouche and Guy Gecht’s first term of office will expire in 2009.

        Independent directors. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, require issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have a majority of independent directors within the meaning of the applicable NASDAQ regulations. Our board of directors complies with these requirements by including a majority of members who are independent directors within the meaning of the applicable NASDAQ regulations. Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations. Our independent directors have regularly held meetings at which only independent directors are present.

        Committees of the board of directors

        Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, compensation committee and nominating committee.

        Audit committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director whom we employ or who provides services to us on a regular basis, a controlling shareholder or certain relatives of a controlling shareholder. In addition, the NASDAQ regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the NASDAQ regulations. Yoav Chelouche, Irwin Federman, Guy Gecht, Ray Rothrock and David Rubner serve as members of our audit committee. In 2003 the audit committee adopted an audit committee charter as required by the NASDAQ regulations.

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

        Compensation committee. Our compensation committee consists of Irwin Federman, Guy Gecht and Ray Rothrock. The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee equity incentives under our equity incentive plans, and determining salaries and bonuses for our executive officers and incentives for our other employees. In 2004 the compensation committee adopted a compensation committee charter.

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

Employees

        As of December 31, 2006, we had 1,568 employees.

        Over the past three years, the number of our employees by function was as follows:

	Year Ended December 31,
Function:	2004	2005	2006

Research, development, and quality assurance	439	520	573
Marketing, sales and business development	568	536	580
Customer support	124	122	163
Information systems, administration and finance	213	236	252

Total	1,344	1,414	1,568

        From time to time, we also engage a limited number of consultants, subcontractors and temporary help. As of December 31, 2006, we had 104 people of this nature.

        Over the past three years, the number of our employees by geographic area was as follows:

	Year Ended December 31,
Region:	2004	2005	2006

Israel	538	612	708
United States	612	564	585
Rest of the World	194	238	275

Total	1,344	1,414	1,568

        Following the acquisition of Protect Data in 2007, approximately 246 employees joined the company, approximately 64 employees engaged in research, development, and quality assurance, approximately 128 employees engaged in marketing, sales and business development, approximately 29 employees engaged in customer support and approximately 25 employees engaged in information systems, administration and finance.

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

Share ownership

        The following table shows information regarding beneficial ownership by our directors and executive officers as of December 31, 2006. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

        All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all of the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the shares owned by their family members to which such directors disclaim beneficial ownership.

        The share numbers and percentages listed below are based on 225,689,619 shares outstanding as of December 31, 2006.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration

Gil Shwed	31,707,476	13.6%	Ordinary shares	6,750,000	$13.00-42.31	07/14/2008-07/30/2013
Marius Nacht (4)	20,851,795	9.1%	Ordinary shares	2,349,999	$13.00-42.31	07/14/2008-09/26/2012
All directors and officers
as a group (11 persons
including Messrs.
Shwed and Nacht) (5)	55,493,640	23.4%	Ordinary shares	11,853,499	$9.83-79.79	04/23/2007-07/30/2013

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2006 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from December 31, 2006. The exercise price of some of these options is greater than our current share market price.

(4)	In addition to the position stated in the table, Mr. Nacht is the beneficiary of: (a) a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire May 2007. In July 2006, Mr. Nacht added 1,000,000 shares to the trust. This addition to the trust is irrevocable and is scheduled to expire July 2008; (b) a trust that as of November 2006, the date on which the trust was established by Mr. Nacht, held 3,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire November 2008. Mr. Nacht does not control the trusts and has limited access to information concerning activities and holdings of the trusts. Mr. Nacht disclaims beneficial ownership of the shares held in the trusts.

(5)	Each of Messrs. Ungerman, Desheh, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity incentive plans

        The following table summarizes our equity incentive plans as of December 31, 2006:

Plan	Share reserved	Option and RSUs granted	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options and RSUs exercisable

2005 United States Equity
Incentive Plan	22,000,000	1,567,776	1,270,139	$16.8-$23.19	09/26/2012-07/30/2013	136,350
2005 Israel Equity
Incentive Plan	33,000,000	3,963,365	3,282,405	$16.8-$23.19	09/26/2012-07/30/2013	50,000
1996 United States Stock
Option Plan	42,266,981	60,629,560	4,095,444	$9.83-$86.54	01/05/2007-07/24/2012	3,169,490
1996 Israel Stock Option
Plan	40,148,623	53,421,999	16,798,880	$13.00-$86.54	01/05/2007-09/26/2012	10,492,057
Zone Labs 1998 Stock
Option Plan	2,847,365	2,847,365	139,928	$1.66-$6.08	08/29/2009-03/21/2014	106,487
Employee Stock Purchase
Plan	6,000,000	2,335,989

        In 2005 we adopted two new equity incentive plans: our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan, and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans are in effect until 2015. Following ratification of the new plans by our shareholders in September 2005, we stopped issuing options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Number of ordinary shares reserved for future grants under 2005 plans

        We initially reserved a total of 50,000,000 ordinary shares for future grants under the 2005 U.S. plan and the 2005 Israel plan (20,000,000 ordinary shares under the 2005 U.S. Plan and 30,000,000 ordinary shares under the 2005 Israel Plan). These are in addition to the shares issuable upon the exercise of options outstanding under our 1996 United States Stock Option Plan, our 1996 Israel Stock Option Plan, the Zone Labs 1998 Stock Option Plan and our Employee Stock Purchase Plan, which are described in greater detail below. Since January 2006, this number increases automatically by an aggregate of 5,000,000 shares a year for both plans combined, of which 2,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 U.S. Plan and 3,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 Israel Plan.

        Any ordinary shares subject to awards under our 2005 U.S. Plan or 2005 Israel Plan are deducted from the number of ordinary shares reserved for issuance under that plan. If any ordinary shares are issued as Restricted Stock, Restricted Stock Units (RSUs) or Performance Shares under our 2005 U.S. Plan or 2005 Israel Plan, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, twice this number of ordinary shares is deducted from the number of ordinary shares reserved for issuance under that plan. Shares that are issued pursuant to any award under our 2005 U.S. Plan or 2005 Israel Plan are not returned to the plan. However, if an award under our 2005 U.S. Plan or 2005 Israel Plan expires or becomes unexercisable without having been exercised in full, or with respect to Restricted Stock, RSUs or Performance Shares is forfeited to or repurchased by us at its original price due to its failure to vest, the shares that were subject to the award become available for future grant or sale under that plan.

        As of December 31, 2006 we had issued options for an aggregate of 4,493,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel plan combined, of which options for 3,571,294 ordinary shares were outstanding on that date. The option exercise prices range between $16.8 and $23.19 per share. As of December 31, 2006 we had granted an aggregate of 1,037,451 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 980,622 RSUs were outstanding on that date.

        Administration

        Both the 2005 U.S. Plan and the 2005 Israel Plan are administered by our board of directors or a committee of our board. The compensation committee of our board of directors currently operates as the administrator of the plans. The administrator has full power to determine the persons to whom awards shall be granted and the other terms of the awards granted, including (a) the number of shares subject to each award, (b) the duration of the related award agreement, (c) the time, manner and form of payment upon the exercise of an award, and (d) other terms and provisions governing the awards. The administrator also establishes the vesting schedule of awards that are granted.

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

        Granting of options, price and duration. Our 2005 Israel Plan provides that each option will expire on the date stated in the option agreement, which will not be more than seven years from its date of grant. The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant. The administrator will fix the period within which the award can be exercised and the exercise price. No option can vest until at least six months after the grant date.

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

        1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

        As of December 31, 2006 we had outstanding options to acquire an aggregate of 20,894,324 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $9.83 and $86.54 per share. We do not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Zone Labs 1998 Stock Option Plan

        In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2006 2,325,523 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 139,928 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and generally vest over a four-year period. The option exercise prices range between $1.66 and $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

        Protect Data Stock Option Plans

        In connection with our acquisition of Protect Data in 2007, we are assuming and converting all outstanding options to purchase shares of Protect Data issued under the Pointsec Mobile Technologies 2003 Stock Option Plan, the Pointsec Mobile Technologies 2005 Stock Option Plan and the Pointsec Mobile Technologies 2006 Stock Option Plan. The options generally have terms of between five and ten years and they are generally vest over a four-year period.  The option exercise prices of the converted options range between $1.82 and $19.45 per share.  No further stock options can be granted under the above-referenced stock option plans.

        Employee Stock Purchase Plan

        In 1996 we adopted an Employee Stock Purchase Plan, which we refer to as the ESPP. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. 6,000,000 ordinary shares were authorized for issuance under the ESPP. As of February 1, 2007, 2,335,989 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. According to our shareholders’ resolution at our annual meeting of shareholders, held in September 2005, the ESPP will terminate on the earliest of: (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, and (iii) when all purchase rights under the ESPP are granted or exercised in connection with a Corporate Transaction as defined in the ESPP.

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

        Change of control arrangements

        Upon a change of control of us, if the successor entity refuses to assume or provide substitute awards, then the administrator of the plans, which is currently the compensation committee of our board of directors, can either terminate all unvested awards or accelerate the vesting period of any award under our 2005 U.S. Plan and our 2005 Israel Plan. The administrator also has the authority to accelerate the vesting of the ordinary shares subject to outstanding awards held by our directors, officers and employees in connection with the subsequent termination of some officers’ employment following a change of control event.

        Exchange offer

        In September 2006, we offered holders of certain outstanding options, granted on or after January 1, 2004 under our equity incentive plans, whether vested or not, the opportunity to exchange their options for RSUs under our 2005 plans. The number of RSUs granted was determined by dividing the option value on September 12, 2006, by the market value of our ordinary share on this date.

        On September 12, 2006, we determined the option value by using Black-Scholes option pricing model, based on a number of factors, including: the market value of the ordinary share underlying the option, option exercise price, current market volatility , expected life of the option, and short-term (risk free) interest rate.

        Upon completion of the exchange offer in October 2006, we issued 441,114 RSUs in exchange for outstanding options to purchase 1,759,160 of our ordinary shares. The RSUs vest over a four year period starting on October 23, 2006, as follows: 20% vest on years one and two, and 30% vest on years three and four.

        The fair value of the RSUs granted under the offer have not resulted in incremental compensation cost for Check Point, in accordance with SFAS No. 123(R).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        The following table shows information as of December 31, 2004, 2005 and 2006 for each person who, as far as we know, beneficially owned more than 5% of our outstanding ordinary shares as of December 31, 2006:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2004		December 31, 2005		December 31, 2006

Franklin Resources, Inc (3)	26,321,503	10.6%	27,241,741	11.2%	34,688,010	15.4%
Gil Shwed	31,102,744	12.2%	31,114,112	12.4%	31,707,476	13.6%
Marius Nacht (4)	27,981,794	11.1%	26,260,811	10.6%	20,851,795	9.1%
Genesis Fund Managers, LLP (5)					15,329,868	6.8%
Barclays Global Investors, NA (6)					13,474,857	6.0%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31, of each of the years shown in this table. The exercise price of some of these options is greater than our current share market price.

(2)	If a shareholder has the right to acquire shares by exercising stock options exercisable within 60 days from December 31, of each of the years shown in this table, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	As of December 31, 2004, 2005 and 2006, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission. In the Schedule 13G filed on February 14, 2005, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Portfolio Advisors, Inc., Franklin Advisers, Inc., Templeton Asset Management, Ltd. and Fiduciary Trust Company International disclaim any pecuniary interest in any of the securities. In the Schedule 13G filed on February 14, 2006, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Alternative Strategies, Inc., Templeton Asset Management, Ltd., Franklin Advisers, Inc., Franklin Templeton Portfolio Advisors, Inc. and Fiduciary Trust Company disclaim any pecuniary interest in any of the securities. In the Schedule 13G filed on February 5, 2007, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Portfolio Advisors, Inc., Templeton Asset Management, Ltd., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investments Australia Limited, Franklin Templeton Investments Japan Limited and Franklin Templeton Alternative Strategies, Inc. disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(4)	In addition to the position stated in the table, Mr. Nacht is the beneficiary of: (a) a trust that as of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire May 2007. In July 2006, Mr. Nacht added 1,000,000 shares to the trust. This addition to the trust is irrevocable and is scheduled to expire July 2008; (b) a trust that as of November 2006, the date on which the trust was established by Mr. Nacht, held 3,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire November 2008. Mr. Nacht does not control the trusts and has limited access to information concerning activities and holdings of the trusts. Mr. Nacht disclaims beneficial ownership of the shares held in the trusts.

(5)	As of December 31, 2006, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007. In the Schedule 13G, Genesis Fund Managers, LLP reported that it has the power to vote or direct the vote of 11,459,468 of the 15,329,868 ordinary shares it has the power to dispose or direct the disposition of. Based on information available to us, as of December 31, 2004 and December 31, 2005, Genesis Fund Managers, LLP did not beneficially own more than 5% of our outstanding ordinary shares. The address for Genesis Fund Managers, LLP is Barclay’s Court, Les Echelons, St. Peter Port, Guernsey GY1 6AW, Guernsey, Channel Islands.

(6)	As of December 31, 2006, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on January 23, 2007. Based on information available to us, as of December 31, 2004 and December 31, 2005, Barclays Global Investors, NA did not beneficially own more than 5% of our outstanding ordinary shares. The address for Barclays Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

        Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

        According to our transfer agent, as of December 31, 2006, there were 253 holders of record of our ordinary shares in the United States, representing approximately 82% of our outstanding shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

        We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

        As of December 31, 2005, we had employee and payroll accrual for related parties, for the years 1999 till 2005, in a total amount of $8.5 million. As of December 31, 2006, this accrual grew to a total of $9.7 million, for the years 1999 till 2006.

ITEM 8.	FINANCIAL INFORMATION

Consolidated financial statements

        You can find our financial statements in “Item 18 – Financial Statements.” Dividend policy

        Out of our retained earnings of $2,024 million as of December 31, 2006, approximately $714 million are tax-exempt because they are attributable to our facilities’ status as Approved Enterprise under the Investment Law. Our board of directors has resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is essentially permanent in duration.

Legal proceedings

        Beginning on August 29, 2003, we received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of our ordinary shares, alleging violations of the United States federal securities laws. On January 14, 2004, the court-appointed lead plaintiffs filed a Consolidated Amended Complaint on behalf of a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that we and certain of our senior officers made misrepresentations and omissions regarding, among other things, our sales and future prospects. We retained counsel and filed a motion to dismiss the complaint. On March 7, 2005 the District Court granted our motion to dismiss but permitted the lead plaintiffs to file an amended complaint to attempt to cure the defects in the dismissed complaint. On September 2, 2005, we filed a motion to dismiss this complaint. On April 25, 2006, the court denied our motion to dismiss. On December 20, 2006, we reached an agreement-in-principle with the lead plaintiffs to settle this matter. We expect that the settlement of $13 million will be paid by our insurance carrier. The settlement is subject to the completion of appropriate documentation and to court approval. Also on December 20, 2006, the lead plaintiffs dismissed without prejudice the senior officers named as defendants in the lawsuit. We continue to deny committing any violation of law or wrongdoing in connection with the litigation and the settlement.

        On November 16, 2004, Etay Bogner, a shareholder of SofaWare, filed a motion in the Tel-Aviv District Court asking that the court authorize him to conduct a shareholders derivative suit against us on behalf of SofaWare in the amount of approximately NIS 22.7 million ($5.1 million as of the date of the filing), not including linkage and interest. The suit relates to discounts, sales commissions and royalties that the plaintiff alleges we owe to SofaWare, with respect to products that we sold or that were sold through us. On April 20, 2006, the court authorized Bogner to conduct a shareholders derivative suit against us on behalf of SofaWare, and we filed our response to the claim. Testimony in the case is scheduled for March 2007, prior to which the parties are required to submit affidavits. On December 14, 2006, Adi Ruppin filed a motion to join this claim with the claim he originally filed against us on December 14, 2004, as described below. This motion was denied. We believe that the claim is without merit and intend to contest the claim vigorously.

        On November 22, 2005, Etay Bogner also filed an initiating motion against us and against SofaWare. The motion alleges that some shareholders of SofaWare, among them the plaintiff, are entitled to exercise veto rights with respect to various actions of SofaWare. Bogner also filed a motion to obtain injunctive relief that would prevent SofaWare and us from taking certain actions with respect to the issuance of SofaWare’s securities to its employees and the determination of SofaWare’s auditors’ compensation. The court rejected Bogner’s initiating motion and motion for injunctive relief. On November 23, 2006, Bogner filed an appeal of the court’s decision to reject the initiating motion. The appeal is at a very preliminary stage, but we believe that the appeal is without merit and intend to contest it vigorously.

        On December 14, 2004, Adi Ruppin, a shareholder and director of SofaWare, filed an initiating motion in the Tel-Aviv District Court against us. The motion alleges that we are oppressing Ruppin, who is a minority shareholder of SofaWare. Therefore, Ruppin is asking the court to compel us to purchase his shares in SofaWare, based upon a valuation to be determined by an independent expert. Ruppin is also seeking disclosure of information and documents relating to our business plans and those of SofaWare, and to the inter-company balances between the two companies. We have submitted a motion to dismiss the initiating motion or to convert it to a regular claim that is not subject to the expedited review procedures of an initiating motion, and a motion to stay the proceedings as long as Bogner’s first suit is pending. During pre-trial hearings on November 26, 2006, Ruppin agreed to convert the initiating motion into a regular claim. On December 4, 2006, Ruppin refiled the claim and we filed our response on February 28, 2007. As we noted above, on December 14, 2006 Ruppin filed a motion to join this claim with the shareholders derivative suit filed by Etay Bogner and the motion was denied. We believe that the claim is without merit and intend to contest the claim vigorously.

ITEM 9.	THE OFFER AND LISTING

        Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP.”

        The following table lists the high and low prices of the ordinary shares for the periods indicated:

	High	Low

2002	49.47	10.37
2003	22.20	13.35
2004	27.16	16.46
2005	25.42	19.57
2006	23.21	16.27

2005
First quarter	25.42	20.12
Second quarter	23.47	19.57
Third quarter	24.32	19.96
Fourth quarter	24.50	19.94

2006
First quarter	22.47	19.30
Second quarter	20.50	17.50
Third quarter	20.29	16.27
Fourth quarter	23.21	18.53

Most recent six months
September 2006	20.29	18.31
October 2006	21.50	18.53
November 2006	23.21	20.38
December 2006	22.80	21.26
January 2007	24.43	21.46
February 2007	25.03	22.02

        On March 13, 2007, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $21.51 per share.

ITEM 10.	ADDITIONAL INFORMATION

        We were incorporated in Israel in July 1993, and we are registered with the Israeli Registrar of Companies as public company number 52-004282-1.

        The objectives and purposes stated in our articles of association are to engage in any lawful activity worldwide. We develop, market and support a wide range of software and combined hardware and software products and services for IT (Information Technology) security, and offer our customers with an extensive portfolio of network security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized, real-time security updates. Our products and services are sold to enterprises, service providers, small- and medium-sized businesses and consumers.

Articles of association and Israeli Companies Law

        The following is a summary of the material provisions of our articles of association and related provisions of Israeli corporate law. For the complete text of our articles of association, see “Item 19 – Exhibits.”

        Description of shares

        Our authorized share capital consists of 500,000,000 ordinary shares, NIS 0.01 nominal value, 5,000,000 preferred shares, NIS 0.01 nominal value, and 10 deferred shares, NIS 1 nominal value. At December 31, 2006 we had 225,689,619 ordinary shares outstanding and on January 1, 2006 we had 244,309,929 ordinary shares outstanding. During 2006 we issued 4,630,614 ordinary shares from our treasury account, all pursuant to equity incentive plans. On December 31, 2006 we held 35,534,351 ordinary shares in our treasury. No preferred shares are outstanding. We have 1 deferred share issued and outstanding, which is not entitled to any rights other than the right to receive its nominal value upon our liquidation.

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

        Dividend and liquidation rights. The holders of our ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend or dividend in kind distributed with respect to our ordinary shares. This right may be changed if shares with special dividend rights are authorized in the future. Under the Israeli Companies Law, we may declare dividends out of the higher of retained earnings and earnings generated over the two most recent years (the profits test), in either case provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (the solvency test). Even if we do not comply with the profits test, a court may allow us to distribute a dividend as long as the court is convinced that the solvency test is fulfilled.

        Our articles of association provide that the board of directors may declare and distribute interim dividends without the approval of the shareholders. Shareholder approval is required for the payment of a final dividend proposed by the board of directors, but shareholders cannot approve a final dividend that is greater than the board’s proposal. In addition, once an interim dividend has been declared and paid, it cannot be affected by any subsequent resolution of the shareholders or the shareholders’ failure to approve a final dividend.

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

        Under the Israeli Companies Law, we must hold an annual meeting of our shareholders once every calendar year and not more than 15 months from the date of the previous annual shareholders meeting. The board of directors determines the location of the meeting, which can be in Israel or elsewhere. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders meetings.” The board of directors is also required to convene a special shareholders meeting upon the demand of any of the following: two directors; one quarter of the directors in office; the holder or holders of 5% of our outstanding share capital and 1% of our voting power; or the holder or holders of 5% of our voting power. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders meeting in accordance with the requirements of the Israeli Companies Law. The law currently provides for at least 21 days’ notice. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix a record date, which shall be between 4 and 40 days prior to the date of the meeting.

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

        The Israeli Companies Law requires that shareholders approve certain transactions, actions and arrangements. Such transactions, actions and arrangements include:

■	arrangements with a director as to the terms of office or compensation,

■	certain extraordinary transactions (as defined in the Israeli Companies Law), and

■	any action or extraordinary transaction involving a director or officer in which a majority of the Board has a personal interest.

        You can see more details in this Item 10, under the caption “Approval of certain transactions; obligations of directors, officers and shareholders.”

        Shareholders’ resolutions will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)	A special or extraordinary resolution (such as a resolution amending our memorandum of association or articles of association) – a majority of at least 75% of the shares voting on the matter is needed.

(2)	A voluntary liquidation – a majority of at least 75% of the shares voting on the matter is needed.

(3)	A compromise or arrangement between us and our creditors or shareholders, reorganization, stock split or reverse split – have to be approved by a majority in number of the persons participating in the vote (except for those abstaining) who together hold at least 75% of the value represented at the vote. In addition, court approval is needed.

(4)	The nomination and dismissal of outside directors – outside directors may be elected or removed by a majority vote at a shareholders meeting, as long as either:

■	the majority of shares includes at least one-third of the shares of non-controlling shareholders voted at the meeting, or

■	the total number of shares of non-controlling shareholders voted against the proposal does not exceed 1% of our aggregate voting rights.

(5)	Extraordinary transactions with a controlling shareholder (any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights) or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder – following audit committee and board of directors approval, these transactions must be approved by a majority vote at a shareholders meeting, as long as either:

■	the majority of shares includes at least two-thirds of the shares of the voting shareholders who have no personal interest in the transaction, or

■	the total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 1% of our aggregate voting rights.

        Transfer of shares. Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely.

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

        Under the Israeli Companies Law, in the case of a merger the shareholders and board of directors of each of the merging companies generally need to approve the merger. Shares held in one of the merging companies by the other merging company (or certain of its affiliates) are not counted toward the required approval. If a merging company has different classes of shares, the approval of each class may be required. Under our articles of association, a merger requires the approval of a supermajority of at least 75% of our shares that are voted on the merger. A merger cannot be completed until 30 days have passed after shareholder approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger is filed with the Registrar of Companies. In addition, a creditor can seek to block a merger on the ground that the surviving company will not be able to meet its obligations.

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

        Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

■	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, or

■	upon consummation of the transaction that resulted in the shareholder’s becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

A business combination includes:

■	any merger or consolidation between the interested shareholder and us,

■	any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder,

■	subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder,

■	any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder, or

■	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

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

        Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, a director or general manager, or in which he or she has the right to appoint at least one director or the general manager; “personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

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

        Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors has a personal interest in the transaction, shareholder approval also would be required.

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

        Indemnification and insurance of directors and officers; limitations on liability

        Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Israeli Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director.

Under the Israeli Companies Law, we may indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as our office holder:

■	monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court,

■	reasonable legal costs, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder and either:

š	no financial liability was imposed on the office holder in lieu of criminal proceedings, or

š	financial liability was imposed on the office holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent, and

■	reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

š	in an action brought against the office holder by us, on our behalf or on behalf of a third party,

š	in a criminal action in which the office holder is found innocent, or

š	in a criminal action in which the office holder is convicted but in which proof of criminal intent is not required.

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

        A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party, including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

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

        We have also entered into indemnification, insurance and exculpation agreements with our directors and officers undertaking to indemnify, insure and exculpate them to the full extent permitted by the Israeli Companies Law. The entry into such agreements received the prior approval of our audit committee, board of directors and shareholders.

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

NASDAQ Global Select Market corporate governance rules

        In the past, in accordance with Rule 4350(a)(1) of the Rules of Corporate Governance of the NASDAQ Global Select Market, we received an exemption from the requirement to distribute an annual report to our shareholders prior to our annual general meeting of shareholders. In 2005, in response to changes to the Israeli Companies Law, we amended our articles of association to permit the electronic distribution of our financial statements to our shareholders. Accordingly, we will post our Annual Report on Form 20-F on our Web site (www.checkpoint.com), rather than mail it to shareholders as required by the NASDAQ rules. This will comply with the legal requirements in Israel.

        NASDAQ Rule 4350(f) requires that an issuer listed on the NASDAQ Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the requirements of Rule 4350(f) and we instead follow our home country practice.

Material Contracts

        In March 2006, we purchased a building in Tel-Aviv, Israel, for a total amount of $35.25 million. Additional payments in 2006 for taxes related to the purchase and for the building renovation totaled $3.58 million. Renovation continues in 2007. The building will serve as our corporate headquarters. For more information, please see “Item 3 – Information on Check Point – Property, plants and equipment.” A translation of the agreement is filed as Exhibit 4.11 to this Annual Report on Form 20-F.

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

        General corporate tax structure in Israel

        Israeli companies are subject to corporate tax at the rate of 31% in 2006. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 29% in 2007, 27% in 2008, and 26% in 2009.

        As discussed below, however, the rate is effectively reduced for income derived from an Approved Enterprise.

        Law for the Encouragement of Capital Investments, 1959

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until recently, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

        Under the Approved Enterprise programs, a company is eligible for governmental grants, but may elect to receive an alternative package comprised of tax benefits (Alternative Track). Under the alternative package, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period (two to ten years, depending on the geographic location of the Approved Enterprise within Israel). The exemption begins in the first year that the company realizes taxable income from the Approved Enterprise.

        After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever is earlier. A company in which more than 25% of the shareholders are non-residents of Israel, defined in the Investment Law as a Foreign Investors Company, may be eligible for benefits for an extended period of up to ten years.

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

        If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from income that was taxed at reduced rates, but not tax exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the 12-year limitation does not apply to a Foreign Investors Company).

        Currently, we have six Approved Enterprise programs under the Alternative Track of the Investment Law. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise facilities. We are therefore eligible for a tax exemption for a limited period on undistributed Approved Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 20% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises are scheduled to expire in phases by 2013.

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

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of: (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime will apply to new investment programs only. Therefore, our six existing Approved Enterprises will not be subject to the provisions of the amendment.

        If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated.

        As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject us to taxes upon dividend distribution or complete liquidation. As of December 31, 2006, none of our income was generated under the provision of the amendment.

        Our board of directors has determined that we will not distribute any amounts of our undistributed tax-exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

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

        Taxation of non-Israeli shareholders on receipt of dividends

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

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

        Dividends paid on the ordinary shares

        A U.S. Shareholder, as defined above, will generally be required to include in gross income the amount of any distributions paid in respect of the ordinary shares to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of the distribution would include any Israeli taxes withheld as part of the distributions. A maximum U.S. federal income tax rate of 15% will apply for individual shareholders and 35% for corporate shareholders if certain holding period requirements are met. The individual shareholder rate is applicable in tax years beginning after December 31, 2002 and before January 1, 2009, for “qualified dividend income” received by an individual as well as certain trusts and estates. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation such as ours generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the United States Department of the Treasury. The United States Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the United States Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States such as the NASDAQ Global Select Market. Information returns reporting dividends paid to U.S. Shareholders will identify the amount of dividends eligible for the reduced rates.

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

        Passive foreign investment company status

        Based upon our income, assets and activities, we believe that we are not currently and have not been in prior years, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either

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

Securities and Exchange Commission 100 F Street, NE Public Reference Room Washington, D.C. 20549

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

        Additionally, documents referred to in this Annual Report on Form 20-F may be inspected at our principal executive offices located at 3A Jabotinsky Street, Ramat-Gan 52520, Israel.

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

        The securities in our portfolio are rated at the least as (A-) according to Standard and Poor's rating or (A3) according to Moody's rating. Securities representing 49.6% of the portfolio are rated as AAA, securities representing 27.6% of the portfolio are rated as AA and Securities representing 22.8% of the portfolio are rated as A.

        The table below provides information regarding our investments in cash, cash equivalents, deposits and marketable securities as of December 31, 2006.

		Maturity					Total	Fair Value at Dec. 31, 2006
		2007	2008	2009	2010	2011 onwards
		(in thousands, except percentage)

Government and corporate	Amortized cost	$454,914	$224,959	$93,311	$8,914	$1,570	$783,668	$778,123
debentures - fixed interest rates	WAIR*	4.03%	4.68%	4.65%	5.13%	0.00%	4.30%
Structured products***	Amortized cost	$14,000	$10,000	$32,000	$136,170	$9,973	$202,143	$200,283
	WAIR*	1.52%	0.00%	3.75%	1.28%	0.10%	1.57%
Mortgage and asset backed	Amortized cost	$14,113	$10,033	-	-	-	$24,146	$24,087
securities	WAIR*	5.05%	5.55%	-	-	-	5.26%
Auction rate securities	Cost	$4,037	-	-	-	-	$4,037	$4,060
	WAIR*	3.63%	-	-	-	-	3.63%
Government and corporate debentures	Amortized cost	$88,363	$7,879	$21,644	$6,965	-	$124,851	$123,942
- floating interest rates**	WAIR*	4.26%	4.31%	3.84%	3.70%	-	4.16%
Money market fund & cash	Book value	$519,443	-	-	-	-	$519,443	$519,443
	WAIR*	5.00%	-	-	-	-	5.00%

Total		$1,094,870	$252,871	$146,955	$152,049	$11,543	$1,658,288	$1,649,938
	WAIR*	4.49%	4.52%	4.33%	1.62%	0.09%	4.19%

*	WAIR – Weighted Average Interest Rate
**	Based upon LIBOR as of December 31, 2006
***	Composed mainly of range accrual bonds and inverse floating interest rate bonds (see also Note 3 of the financial statements) which bear interest rate related to the LIBOR. There is no assurance that this WAIR will be maintained in the future due to the nature of these instruments

Foreign currency risk

        Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros and Israeli Shekels. According to the salient economic factors indicated in SFAS No. 52, “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions and arrangement indicators are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus the U.S. dollar is our functional and reporting currency.

        In our balance sheet, we remeasure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this remeasurement we use the foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

        We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses and share capital) in U.S. dollars. For this measurement we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

        We attempt to limit our exposure resulting from assets that are denominated in Japanese Yen, through forward contracts. We monitor foreign exchange rates and trends periodically, to measure the effectiveness of our foreign currency hedging. If our forward contracts meet the definition of a hedge and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings.

The ineffective portion of our foreign currency hedging is recognized in earnings.

        As of December 31, 2006, we had outstanding forward contracts in the amount of $8.3 million. These transactions were for a period of up to twelve months.

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

        As Protect Data’s functional currency is Swedish Krona and our functional currency is U.S. dollar we expect greater exposure to foreign currency risk.

Interest rate risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes government debt instruments (U.S., European and other) and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2006.

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

Disclosure controls and procedures

        As of December 31, 2006, we performed an evaluation under the supervision and with the participation of our management including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2006, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that material information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s annual report on internal control over financial reporting and attestation report of registered public accounting firm

        Our management report on our internal control over financial reporting (as such defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related attestation report of our independent public accounting firm, are included in pages F-2 and F-4 to F-5 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements,” and are incorporated herein by reference.

Changes in internal control over financial reporting

        During the period covered by this Annual Report on Form 20-F, no changes in our internal controls over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Messrs. Yoav Chelouche and Irwin Federman are “audit committee financial experts” and that they are independent under the applicable Securities and Exchange Commission and NASDAQ Global Select Market rules.

ITEM 16B.	CODE OF ETHICS

        In March 2004 our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer and other individuals who perform similar functions. The Code of Ethics is updated from time to time. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies Inc., Attn: Investor Relations, 800 Bridge Parkway, Redwood City, California 94065 U.S.A., tel: 650-628-2000, email: ir@us.checkpoint.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and services

        The table below summarizes the audit fees that we paid during 2005 and 2006.

	Year Ended December 31, 2005		Year Ended December 31, 2006
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)

Audit fees (1)	$418	51%	$799	65%
Audit-related fees (2)	19	2	80	6
Tax fees (3)	381	47	352	29

Total	$818	100%	$1,231	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (for 2006, including audit in accordance with section 404 of the Sarbanes-Oxley Act) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and performance of local statutory audits.

(2)	“Audit-related fees” are fees related to due diligence investigations.

(3)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

        Our audit committee chooses and engages the independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004 our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2005 and 2006, and may receive during 2007 for non-audit services in certain categories.

        Our controller reviews all management requests to engage our auditors to provide services and approves a request if the requested services are of those that have received pre-approval from our audit committee. We inform our audit committee of these approvals at least quarterly and prior to the commencement of the related services. If the services are not included in those categories that were pre-approved by our audit committee, then specific approval is needed from our audit committee before these services are commenced. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditor’s independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Our board of directors approved four programs to repurchase ordinary shares. The first program was announced on October 28, 2003 and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004 and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005 and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006 and is in effect as of March 14, 2007 and authorizes the repurchase of up to $600 million of our ordinary shares.

        During 2006 we spent $435.5 million to repurchase 23.2 million ordinary shares under the third and fourth repurchase programs. The table below provides detailed information.

Period	(a)Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)

January 1 - January 31	N/A	N/A	N/A	$118,767
February 1 - February 28	2,550,000	$21.2	2,550,000	$64,535
March 1 - March 31	450,000	$21.7	450,000	$54,752
April 1 - April 30	250,000	$19	250,000	$49,989
May 1 - May 31	3,508,338	$19.2	3,508,338	$582,196
June 1 - June 30	3,943,377	$18.3	3,943,377	$510,020
July 1 - July 31	4,894,092	$17.3	4,894,092	$425,055
August 1 - August 31	4,598,400	$17.2	4,598,400	$345,654
September 1 - September 30	1,664,517	$18.5	1,664,517	$314,789
October 1 - October 31	N/A	N/A	N/A	$314,789
November 1 - November 30	492,200	$22.7	492,200	$303,624
December 1 - December 31	900,000	$22.8	900,000	$283,096

Total	23,250,924	N/A	23,250,924	N/A

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-35 below.

ITEM 19.	EXHIBITS

1	Articles of Association (incorporated by reference to exhibit 1 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

4.1	Form of Indemnification Agreement between Check Point and its officers and directors (incorporated by reference to exhibit 4.1 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

4.2	Agreement and Plan of Merger by and among Check Point Software Technologies Ltd., Check Point Software Technologies, Inc., Zanzibar Acquisition, L.L.C., and Zone Labs, Inc., dated as of December 15, 2003 (incorporated by reference to exhibit 4.2 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2003)

4.3	The 1996 Israel Stock Option Plan, adopted by our board of directors on April 12, 1996, and as restated in May 2004 (incorporated by reference to exhibit 4.5 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2004)

4.4	The Restated and Amended 1996 Section 102 Share Option Plan, effective as of January 2000 (incorporated by reference to exhibit 4.6 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2004)

4.5	Addendum to the Restated and Amended 1996 Section 102 Share Option Plan, effective as of February 2003 (incorporated by reference to exhibit 4.7 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2004)

4.6	The 1996 United Stated Stock Option Plan, adopted by the Board of Directors on April 12, 1996 (incorporated by reference to exhibit 4.8 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2004)

4.7	2005 Israel Equity Incentive Plan, adopted by our board of directors on September 27, 2005 (incorporated by reference to exhibit 4.7 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

4.8	2005 United States Equity Incentive Plan, adopted by our board of directors on September 27, 2005 (incorporated by reference to exhibit 4.8 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

4.9	Zone Labs, Inc. 1998 Stock Option Plan, as amended August 26, 2003 (incorporated by reference to exhibit 4.1 of Check Point's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004)

4.10	Employee Stock Purchase Plan, adopted by our board of directors on November 24, 1996 (incorporated by reference to exhibit 4.10 of Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

4.11	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel-Aviv, Israel, dated as of March 19, 2006

8	List of subsidiaries (incorporated by reference to "Item 4 - Information on Check Point - Organizational Structure" in this Annual Report on Form 20-F)

10	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

12.1	Certification of the Chief Executive Officer pursuant to ss.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to ss.302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

IN U.S. DOLLARS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL
REPORTING

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

        Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control.  Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements.  Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006.  In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO.)  In conducting such assessment, our management has excluded from its assessment the effectiveness of internal control over financial reporting of NFR Security, Inc. (“NFR”), as NFR was acquired by us in December 2006, and because we have not integrated NFR’s internal control over financial reporting and related processes by December 31, 2006.  NFR is now a wholly-owned subsidiary of Check Point, is included in our 2006 consolidated financial statements, and constituted approximately $19 million, or 0.9% of our total assets, including goodwill of approximately $7.8 million as of December 31, 2006, and $75 thousand of our revenues in 2006.  Refer to Note 3a to our consolidated financial statements for further discussion of this acquisition and its impact on our consolidated financial statements.  Our management has concluded, based on its assessment, that our internal control over financial reporting was effective as of December 31, 2006, based on the framework in “Internal Control – Integrated Framework” issued by COSO.

        Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.  Kost, Forer, Gabbay & Kasierer’s attestation report with respect to our management’s assessment of our internal control over financial reporting is set forth on page F-4 herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2(s) to the consolidated financial statements, the company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”, effective January 1, 2006.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company and its subsidiaries’ internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 14, 2007	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT’S
ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Check Point Software Technologies Ltd. (“Check Point” or the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal control over financial reporting of NFR Security, Inc. (“NFR”), which is included in the 2006 consolidated financial statements of Check Point and constituted $ 19 million, of total assets as of December 31, 2006 and $ 75 thousand of revenues for the year then ended. Our audit of internal control over financial reporting of Check Point also did not include an evaluation of the internal control over financial reporting of NFR.

        In our opinion, management’s assessment that Check Point maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Check Point maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and its subsidiaries as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated March 14, 2007 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 14, 2007	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2005	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$298,531	$519,443
Marketable securities	1,044,312	571,621
Trade receivables (net of allowances for doubtful accounts and product returns of
$ 5,597and $ 5,746 as of December 31, 2005 and 2006, respectively)	127,129	141,881
Other current assets	24,006	22,408

Total current assets	1,493,978	1,255,353

LONG-TERM ASSETS:
Marketable securities	382,500	558,874
Property and equipment, net	7,665	47,192
Severance pay fund	5,644	6,631
Deferred tax asset, net	7,323	6,977
Intangible assets, net	20,215	23,117
Goodwill	174,295	182,115
Other assets	875	534

Total long-term assets	598,517	825,440

Total assets	$2,092,495	$2,080,793

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2005	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$5,726	$7,931
Employee and payroll accruals	34,677	38,614
Deferred revenues	168,998	204,149
Accrued expenses and other liabilities	98,458	107,355

Total current liabilities	307,859	358,049

ACCRUED SEVERANCE PAY	8,915	11,211

Total liabilities	316,774	369,260

SHAREHOLDERS' EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized, no shares
issued	-	-
Deferred shares, NIS 1 par value, 10 shares authorized, 1 share issued and
outstanding	-	-
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized, 261,223,970 shares issued as of December 31, 2005 and 2006; 244,309,929 and 225,689,619
shares outstanding as of December 31, 2005 and 2006, respectively	774	774
Additional paid-in capital	386,529	422,381
Deferred stock-based compensation	(2,831)	-
Treasury shares at cost - 16,914,041 and 35,534,351 Ordinary shares as of
December 31, 2005 and 2006, respectively	(380,834)	(728,909)
Accumulated other comprehensive loss	(8,952)	(6,293)
Retained earnings	1,781,035	2,023,580

Total shareholders' equity	1,775,721	1,711,533

Total liabilities and shareholders' equity	$2,092,495	$2,080,793

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2004	2005	2006

Revenues:
Licenses	$275,677	$281,364	$241,961
Software subscriptions	196,327	239,319	258,500
Support and other services	43,356	58,667	74,680

Total revenues	515,360	579,350	575,141

Operating expenses: *)
Cost of revenues	27,750	30,540	36,431
Research and development	44,483	50,542	62,210
Selling and marketing	135,712	142,336	157,114
General and administrative	24,098	24,244	43,503
Acquired in-process research and development	23,098	-	1,060

Total operating expenses	255,141	247,662	300,318

Operating income	260,219	331,688	274,823
Financial income, net	44,777	54,177	63,647

Income before taxes on income	304,996	385,865	338,470
Taxes on income	56,603	66,181	60,443

Net income	$248,393	$319,684	$278,027

Basic earnings per Ordinary share	$0.99	$1.30	$1.18

Diluted earnings per Ordinary share	$0.95	$1.27	$1.17

*) Includes stock-based compensation to employees in the following items:

Cost of revenues	$137	$408	$509
Research and development	1,297	1,252	9,371
Selling and marketing	2,745	1,825	7,997
General and administrative	441	260	18,515

Total stock-based compensation expenses	$4,620	$3,745	$36,392

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' equity

Balance as of January 1, 2004	$747	$193,504	$-	$-	$158	$1,267,136		$1,461,545

Tax benefit related to exercise of stock options	-	1,160	-	-	-	-		1,160
Issuance of shares under stock purchase plan and upon
exercise of options (5,577,172 Ordinary shares), net	12	34,469	-	-	-	-		34,481
Issuance of shares in conjunction with the acquisition of
Zone Labs, net (5,338,368 Ordinary shares)	12	91,352	-	-	-	-		91,364
Stock options assumed in conjunction with the acquisition
of Zone Labs (2,847,365 options for Ordinary shares)	-	50,393	(16,594)	-	-	-		33,799
Reversal of deferred stock-based compensation upon
forfeiture of options issued to employees in
conjunction with the acquisition of Zone Labs	-	(1,632)	1,632	-	-	-		-
Treasury shares at cost (11,973,800 Ordinary shares)	-	-	-	(244,586)	-	-		(244,586)
Amortization of deferred stock-based compensation in
conjunction with the acquisition of Zone Labs	-	-	4,620	-	-	-		4,620
Comprehensive income -
Realized losses on hedging derivative instruments	-	-	-	-	(158)	-	$(158)	(158)
Unrealized gain on hedging derivative instruments	-	-	-	-	206	-	206	206
Net income	-	-	-	-	-	248,393	248,393	248,393

Total comprehensive income							$248,441

Balance as of December 31, 2004	771	369,246	(10,342)	(244,586)	206	1,515,529		1,630,824

Tax benefit related to exercise of stock options	-	12,613	-	-	-	-		12,613
Issuance of shares under stock purchase plan and upon
exercise of options (1,030,741 Ordinary shares) and
Issuance of shares in conjunction with the acquisition
of Zone Labs (1,631 Ordinary shares)	3	8,436	-	-	-	-		8,439
Issuance of treasury shares under stock purchase plan and
upon exercise of options (5,675,259 Ordinary shares)	-	-	-	100,681	-	(54,178)		46,503
Reversal of deferred stock-based compensation upon
forfeiture of options issued to employees in
conjunction with the acquisition of Zone Labs	-	(3,766)	3,766	-	-	-		-
Treasury shares at cost (10,615,500 Ordinary shares)	-	-	-	(236,929)	-	-		(236,929)
Amortization of deferred stock-based compensation in
conjunction with the acquisition of Zone Labs	-	-	3,745	-	-	-		3,745
Comprehensive income, net of tax -
Realized losses on hedging derivative instruments	-	-	-	-	(206)	-	$(206)	(206)
Unrealized gain on hedging derivative instruments	-	-	-	-	15	-	15	15
Unrealized losses on marketable securities, net of $
3,044 tax	-	-	-	-	(8,967)	-	(8,967)	(8,967)
Net income	-	-	-	-	-	319,684	319,684	319,684

Total comprehensive income							$310,526

Balance as of December 31, 2005	$774	$386,529	$(2,831)	$(380,834)	$(8,952)	$1,781,035		$1,775,721

Unrealized losses on marketable securities,
net of $3,044 tax					(8,967)
Unrealized gain on hedging derivative instruments					15

Accumulated other comprehensive loss as of
December 31, 2005					$(8,952)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' Equity

Balance as of December 31, 2005	$774	$386,529	$(2,831)	$(380,834)	$(8,952)	$1,781,035		$1,775,721

Tax benefit related to exercise of stock
options	-	2,291	-	-	-	-		2,291
Issuance of treasury shares under stock
purchase plan and upon exercise of options
(4,630,614 Ordinary shares)	-	-	-	87,416	-	(35,482)		51,934
Treasury shares at cost (23,250,924 Ordinary
shares)	-	-	-	(435,491)	-	-		(435,491)
Reclassification of deferred compensation to
additional paid-in capital	-	(2,831)	2,831	-	-	-		-
Stock-based compensation expense related to
employees	-	36,392	-	-	-	-		36,392
Comprehensive income, net of tax -
Realized losses on hedging derivative
instruments	-	-	-	-	(15)	-	$(15)	(15)
Realized gains on marketable securities, net
of tax	-	-	-	-	268	-	268	268
Unrealized gains on marketable securities,
net of $ 988 tax	-	-	-	-	2,406	-	2,406	2,406
Net income	-	-	-	-	-	278,027	278,027	278,027

Total comprehensive income							$280,686

Balance as of December 31, 2006	$774	$422,381	$-	$(728,909)	$(6,293)	$2,023,580		$1,711,533

Unrealized losses on marketable securities,
net of $ 2,056 tax					$(6,293)

Accumulated other comprehensive loss as of
December 31, 2006					$(6,293)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2004	2005	2006

Cash flows from operating activities:
Net income	$248,393	$319,684	$278,027
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,519	5,352	5,707
Amortization of marketable securities premium and accretion of
discount, net	17,528	11,066	3,961
Realized loss on sale of marketable securities	-	-	268
Acquisition of in-process research and development	23,098	-	1,060
Amortization of intangible assets	4,232	5,642	6,018
Stock-based compensation	4,620	3,745	36,392
Deferred income taxes, net	257	2,789	(3,150)
Increase in trade receivables, net	(20,636)	(31,123)	(14,230)
Decrease (increase) in other current assets and other assets	(8)	(328)	3,934
Increase (decrease) in trade payables	922	(320)	2,300
Increase (decrease) in employees and payroll accruals	5,620	(3,366)	3,934
Increase (decrease) in accrued expenses and other liabilities	(15,906)	3,867	9,745
Increase in deferred revenues	26,613	27,884	34,538
Tax benefit related to exercise of stock options	1,160	12,613	-
Excess tax benefit from stock-based compensation	-	-	(2,291)
Increase in accrued severance pay, net	619	487	1,309
Other	9	-	-

Net cash provided by operating activities	302,040	357,992	367,522

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net of
acquired cash	(95,343)	-	-
Cash paid in conjunction with the acquisition of NFR, net of acquired
cash	-	-	(14,371)
Proceeds from short-term bank deposits	16,888	-	-
Proceeds from maturity of marketable securities	904,377	774,883	883,683
Proceeds from sale of marketable securities	-	-	15,200
Investment in marketable securities	(1,078,101)	(809,928)	(603,133)
Purchase of property and equipment	(4,500)	(4,873)	(44,890)

Net cash provided by (used in) investing activities	(256,679)	(39,918)	236,489

Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon
exercise of options	34,481	54,942	51,934
Purchase of treasury shares at cost	(244,586)	(236,929)	(435,491)
Repayment of loans related to NFR	-	-	(1,833)
Excess tax benefit from stock-based compensation	-	-	2,291

Net cash used in financing activities	(210,105)	(181,987)	(383,099)

Increase (decrease) in cash and cash equivalents	(164,744)	136,087	220,912
Cash and cash equivalents at the beginning of the year	327,188	162,444	298,531

Cash and cash equivalents at the end of the year	$162,444	$298,531	$519,443

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$68,133	$46,418	$54,158

Supplemental disclosures of non cash financing and investing activities
Net change in unrealized loss (gain) on marketable securities	$-	$3,044	$(988)
Amount due to shareholders in connection with NFR's acquisition	$-	$-	$296
Fair value of Ordinary shares and options issued in connection with
Zone Labs' acquisition	$142,668	$-	$-

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

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network security products including licenses, related software subscription, support and other services The Company sells its products worldwide through multiple distribution channels (“channel partners”) including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security service Providers (“MSPs”).

The Company’s Singaporean subsidiary holds most of the Company’s financial assets. The financial management is performed by the subsidiary’s U.S. branch.

b.	On November 20, 2006, the Company announced a cash tender offer to acquire Protect Data AB (“Protect Data”) that at the time of the offer was a public company listed on the Stockholm Stock Exchange. Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices such as laptops, PDAs, smartphones and removable media (e.g., USB devices) confidential and secure. With the acquisition of Protect Data, Check Point entered into the data security market.

During January 2007, Check Point initiated a delisting of the shares in Protect Data from the Stockholm Stock Exchange. On February 13, 2007, Protect Data has, in consultation with the Stockholm Stock Exchange, resolved to delist the shares in Protect Data from the Stockholm Stock Exchange. Protect Data’s last day of trading was February 12, 2007.

Through March 14, 2007, Check Point has obtained over 98% of the shares of Protect Data for approximately $ 618,000 (approximately SEK 4,338,000), in cash and $ 1,944 of acquisition related costs. The purchase price will also include the value of vested option exchanged in connection with the acquisition which the company is currently evaluating.

The acquisition will be accounted for using the purchase method of accounting and accordingly the operating results of Protect Data will be included in the Company’s consolidated financial statements from the date of acquisition, January 17, 2007.

The Company is still in the process of completing the allocation of the total purchase price to the assets acquired and the liabilities assumed.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:	–	GENERAL (Cont.)

c.	During 2004, approximately 13% of revenues were derived from a single channel partner. During 2005, approximately 24% of the Company’s revenues were derived from two channel partners, 12% each. During 2006, approximately 26% of the Company’s revenues were derived from the same two channel partners, 15% from one channel partner and 11% from the other one. Trade receivable balance from the two largest channel partners was $ 28,516 as of December 31, 2005 and $ 37,140 as of December 31, 2006.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in financial income, net. Interest and dividends on securities are included in financial income, net.

Interest income resulting from investments in structured notes is accounted for under the provision of Emerging Issue Task Force No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes” (“EITF No. 96-12”). Under EITF No. 96-12, the retrospective interest method should be used for recognizing interest income.

f.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33-50
Office furniture and equipment	10-20
Building	4
Leasehold improvements	The shorter of term of the lease or
the useful life of the asset

g.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. During 2004, 2005 and 2006, no impairment was recorded.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill is not amortized, but rather is subject to an annual impairment test. Other intangible assets are amortized using the straight-line basis over their estimated useful lives.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests if certain events or indicators of impairment occur. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Goodwill is tested for impairment at the reporting unit level by a comparison of the fair value of a reporting unit with its carrying amount. The Company has elected to perform its analysis of goodwill during the fourth quarter of the year. During 2004, 2005 and 2006, no impairment losses were identified.

i.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release have been insignificant. Therefore, allresearch and development costs have been expensed.

j.	Revenue recognition:

The Company derives its revenues mainly from licenses, software subscriptions, and support services. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users through its web site.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition (“SOP No. 97-2”), as amended. In addition, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions”(“SOP No. 98-9”). SOP No. 98-9 requires that revenue be recognized under the “residual method” when Vendor Specific Objective Evidence (“VSOE”) of Fair Value exists for all undelivered elements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In 2005, the Company reported license related revenue, pursuant to sale of the right to use one of the Company’s patents for unlimited period. Such revenues were recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the license has occurred, the fee is fixed or determinable, and collectability is probable. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met.

Software subscription and support revenues included in multiple-element arrangements are deferred and recognized on a straight-line basis over the term of the software subscription and support agreement. Revenues earned on software arrangements involving multiple-elements are allocated to each undelivered element based on VSOE of fair value. The VSOE of fair value of the undelivered elements (software subscription and support services) is determined based on the price charged for the undelivered element when sold separately or renewed.

The Company maintains certain provisions for product returns, in accordance with SFAS No. 48, “Revenue Recognition When Right of Return Exists”, based on its experience with historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 1,051 and $ 1,868 as of December 31, 2005 and 2006, respectively.

Deferred revenues represent mainly the unrecognized fees billed for subscription and support agreements.

k.	Cost of revenues:

Cost of revenues is comprised of cost of software and hardware production, manuals, packaging and license fees paid to third party. It also includes the cost of post sale customer support, training and consulting.

l.	Severance pay:

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

Severance expenses for the years ended December 31, 2004, 2005 and 2006, were $ 2,240, $ 2,570 and $ 3,169, respectively.

m.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 15 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. In December 2005, the Company amended its 401(K) contribution plan to include a fixed matching contribution program. Effective from January 1, 2006 the Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2006 the Company matched contributions in the amount of $ 571. From January 1, 1996 (inception) to December 31, 2005, the Company made no matching contributions to the plan.

n.	Income taxes:

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

Deferred tax liabilities and assets are classified as current or non current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

o.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006, were $ 3,670, $ 2,692 and $ 3,145, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables. The majority of the Company’s cash and cash equivalents and marketable securities is held by the Company’s Singaporean subsidiary, invested in dollar and dollar-linked investments, and is deposited in major banks in the U.S. and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s marketable securities consist of investment-grade corporate bonds, mortgage and asset-backed, structured notes, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts for specific debts that are doubtful of collection. Allowance for doubtful accounts amounted to $ 4,546 and $ 3,878 as of December 31, 2005 and 2006, respectively. The Company charges off receivables when they are deemed uncollectible. If market declines actual collection experience may not meet expectations and may result in decreased cash flow and increased bad debt expense. Bad debt expense amounted to $ 940, $ 648 and $ 490 in 2004, 2005 and 2006, respectively. Total write offs during 2004, 2005 and 2006 amounted to $ 241, $ 1,072 and $ 1,208, respectively.

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

The Company entered into forward exchange contracts to hedge the fair value of certain foreign currency denominated partner balances and accrued liabilities. The net gains (losses) recognized in earnings during 2004, 2005 and 2006, were $ (144), $ 113 and $ (46), respectively.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, were 7,277,352, 10,879,154 and 15,474,949 for 2004, 2005 and 2006, respectively.

s.	Accounting for stock-based compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation”(“SFAS No. 123”). Pursuant to these accounting standards, the Company recorded deferred compensation for stock options granted to employees at the date of grant equal to the excess of the market value of the underlying shares at that date over the exercise price of the options.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant.

The Company recognizes compensation expenses for the value of its awards granted subsequent to January 1, 2006 based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards granted prior to January 1, 2006, the Company recognizes compensation expenses based on the accelerated attribution method over the requisite service period of each of the awards. Forfeitures were previously accounted for as they occurred, but have been estimated with the adoption of SFAS No. 123(R) for those awards not yet vested. During the years ended December 31, 2005 and 2004, the Company recognized stock-based compensation expense related to the acquisition of Zone Labs in the amount of $ 3,745 and $ 4,620, respectively.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company’s income before taxes on income and operating income for year ended December 31, 2006, were $ 35,071 (including restricted stock and ESPP expense) lower than if the Company had continued to account for stock-based compensation under APB No. 25. Net income for year ended December 31, 2006, was $ 31,966 (including restricted stock and ESPP expense) lower than if the Company had continued to account for stock-based compensation under APB No. 25. Basic and diluted net earnings per share for the year ended December 31, 2006 were $ 0.15 lower than if the Company had continued to account for stock-based compensation under APB No. 25.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statement of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows. The $ 2,291 excess tax benefit classified as financing cash inflows would have been classified as an operating cash flow if the Company had not adopted SFAS No. 123(R).

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates the fair value of stock options granted using the Black-Scholes- option pricing model. The option pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2004, 2005 and 2006 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2004	2005	2006

Expected volatility	52.6%	50.84%	58.87%
Risk-free interest	4.0%	4.4%	4.6%
Dividend yield	0.0%	0.0%	0.0%
Expected life after the option is vested (years)	0.7	2.77	3.31

Employee Stock Purchase Plan

Expected volatility	41.0%	33.2%	21.65%
Risk-free interest	1.9%	2.0%	2.35%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	0.5	0.5	0.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table illustrates the effect on 2004 and 2005 net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,
	2004	2005

Net income, as reported	$248,393	$319,684

Add: Stock-based compensation expense included in reported net
income in conjunction with the acquisition of Zone Labs	4,620	3,745
Deduct: Stock-based compensation expense determined under fair
value method for all awards	(48,022)	(50,237)

Pro forma net income	$204,991	$273,192

Basic earnings per Ordinary share, as reported	$0.99	$1.30

Diluted earnings per Ordinary share, as reported	$0.95	$1.27

Basic pro forma earnings per Ordinary share	$0.82	$1.11

Diluted pro forma earnings per Ordinary share	$0.80	$1.11

t.	Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2.	The fair value of marketable securities with quoted market prices is based on quoted market prices (see Note 4).

3.	The fair value of marketable securities, with no available quoted market prices, is calculated based on the present value of the estimated future cash flows (see Note 4).

4.	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of comprehensive income relate to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

v.	Treasury stock

The Company repurchases its Ordinary Shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company may reissue treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

w.	Impact of recently issued accounting standards:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have an impact on the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”) in February 2006. SFAS No. 155 amends SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and addresses the application of SFAS No. 133 to beneficial interests in securitized financial assets. SFAS No. 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. Additionally, SFAS No. 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently assessing the impact SFAS No. 155 will have on its consolidated financial statements but does not anticipate it will be material.

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” (“FIN 48”), an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. The Interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for de-recognition of tax positions. The provisions of FIN 48 are effective beginning January 1, 2007. The Company is currently assessing the impact FIN 48 will have on its consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management believes this Standard will not have a material effect on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:	–	ACQUISITIONS

a.	In December 2006, the Company acquired NFR Security, Inc. (the “Minor acquisition”) a leader in real-time threat prevention for $ 14,558 in cash and $ 334 in related acquisition costs. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As part of the allocation, $ 7,820 was allocated to goodwill and $ 8,920 was allocated to amortizable intangible assets (technology, customer relationships and trademarks) that are being amortized over their estimated useful lives of one to four years. At the acquisition date, the Company recorded a $ 1,060 charge for acquired in-process research and development (“IPR&D”) in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use. The goodwill related to the Minor Acquisition is nondeductible for tax purposes. The results of the aforementioned acquisition are included with that of the Company for the period subsequent to the acquisition date. Significant liabilities assumed included loans from banks and bridge loans from investors in a total amount of approximately $ 1,833 that were settled by December 31, 2006 and accounts payable and other accrued expenses in a total amount of approximately $ 3,043.

The Company recorded a deferred tax asset of $ 4,300 relating to acquired net operating loss. In addition, a deferred tax liability of $ 2,880 was recorded for the difference between the assigned values and the tax bases of the core technology acquired.

The acquisition does not have a material effect on pro forma financial data.

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

The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As part of the allocation, $ 175,536 was allocated to goodwill and $30,089 was allocated to an amortizable intangible asset (technology, contracts and trademarks) that are being amortized over their estimated useful life of four to twenty years. At the acquisition date, the Company recorded a $ 23,098 charge for acquired in-process research and development (“IPR&D”) in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:	–	ACQUISITIONS (Cont.)

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

The following unaudited condensed combined pro forma information for the year ended December 31, 2004 give effect to the acquisition of Zone Labs as if the acquisition had occurred on January 1, 2004. For the purposes of the pro forma information, the Company has assumed that, net income for the period presented excludes the write-off of acquired IPR&D of $ 23,098 and includes amortization of intangible assets related to the acquisition of $ 1,410 per quarter and amortization of deferred stock-based compensation of $ 1,540 per quarter.

Year ended December 31, 2004
Unaudited

Revenues	$526,236

Net income	$244,123

Basic earnings per share	$0.97

Diluted earnings per share	$0.93

NOTE 4:	–	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than 1 year are as follows:

	December 31,
	2005				2006
	Amortized Cost / Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost / Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and
corporate debentures
- fixed interest rate	$636,767	$49	$(6,154)	$630,662	$454,914	$41	$(3,391)	$451,564
Structured products (*)	211,200	3,125	(7,364)	206,961	14,000	-	(209)	13,791
Government and
corporate debentures -
floating interest rate	26,101	17	(8)	26,110	88,363	15	(190)	88,188
Mortgage and asset
backed securities (**)	51,720	3,018	(441)	54,297	14,113	3	(98)	14,018
Auction rate securities	126,282	-	-	126,282	4,037	23	-	4,060

	$1,052,070	$6,209	$(13,967)	$1,044,312	$575,427	$82	$(3,888)	$571,621

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:	–	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of after 1 year through 5 years are as follows:

	December 31,
	2005				2006
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and
corporate debentures
- fixed interest rate	$353,076	$13	$(4,314)	$348,775	$328,754	$939	$(3,134)	$326,559
Structured products (*)	-	-	-	-	188,143	3,039	(4,690)	186,492
Government and
corporate debentures -
floating interest
rate	22,400	11	-	22,411	36,488	18	(752)	35,754
Mortgage and asset
backed securities (**)	11,277	118	(81)	11,314	10,033	40	(4)	10,069

	$386,753	$142	$(4,395)	$382,500	$563,418	$4,036	$(8,580)	$558,874

The unrealized losses on the Company’s investments in all types of securities are due to interest rate increases. Out of the unrealized loss as of December 31, 2006, $ 11,641 of losses are outstanding over than 12 months period. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2006.

(*)	The structured notes include mainly inverse floating interest rate bonds and range accrual bonds. Range accrual bonds are bonds where interest is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays no interest. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR). The actual maturity dates may differ from the contractual maturities because debtors have the right to call the obligations without penalties. Debtor will likely exercise its call option when forward markets rates are below the interest rate range of the structured note. In light of the forward interest rate environment in 2005, the entire structured notes balance was classified as short term, as it was likely that the debtors will exercise their call right. In 2006, forward interest rates increased and therefore the structured notes balance was classified according, to its contractual maturity dates.

(**)	The actual maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006

Cost:
Computers and peripheral equipment	$36,851	$42,170
Office furniture and equipment	5,347	5,451
Building	-	38,830
Leasehold improvement	3,363	4,126

	45,561	90,577
Accumulated depreciation and amortization	37,896	43,385

Property and equipment, net	$7,665	$47,192

In March 2006, the Company purchased a building in Tel-Aviv, Israel, for a total amount of $ 35,250. Additional payments for taxes related to the purchase and for the building renovations totaled $ 3,580. The Company expects to move into the new building during the second quarter of 2007. As of December 31, 2006 the Company did not record any depreciation in relation to the building, since it is not ready for use.

During 2005 and 2006, the U.S. subsidiary of the Company recorded a reduction of $ 1,278 and $ 218, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 6:	–	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill

Changes in Goodwill for the years ended December 31, 2005 and 2006 is as follows:

	Year ended December 31,
	2005	2006

Goodwill, beginning of year	$175,536	$174,295
Acquisition of NFR	-	7,820
Other	(1,241)	-

Goodwill, end of year	$174,295	$182,115

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 6:	–	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net

Net intangible assets consisted of the following:

	December 31,
	2005	2006

Original amount:
Core technology	$21,659	$28,859
Trademarks	7,520	7,660
Customer relationship	-	1,580
Contracts	910	910

	30,089	39,009

Accumulated amortization:
Core technology	9,476	14,890
Trademarks	-	376
Customer relationship	-	-
Contracts	398	626

	9,874	15,892

Intangible assets, net:
Core technology	12,183	13,969
Trademarks	7,520	7,284
Customer relationship	-	1,580
Contracts	512	284

	$20,215	$23,117

The estimated future amortization expense of purchased intangible assets as of December 31, 2006 is as follows:

2007	$8,354
2008	3,981
2009	2,571
2010	2,571
2011 and thereafter	5,640

$23,117

NOTE 7:	–	EMPLOYEE AND PAYROLL ACCRUALS

As of December 31, 2006 and 2005, employee and payroll accruals include a total amount of $ 9,698 and $ 8,512, respectively, related to payroll accrued for the benefit of certain related parties since 1999.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2005	2006

Income taxes payable	$4,544	$14,064
Income tax accrual	69,842	73,176
Marketing expenses payable	7,310	5,414
Other	16,762	14,701

	$98,458	$107,355

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The facilities of the Company are rented under operating lease agreements that expire on various dates. The Company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2006, were as follows:

2007	$4,042
2008	1,683
2009	769
2010	582
2011 and thereafter	355

$7,431

Rent expenses for the years ended December 31, 2004, 2005 and 2006, were $ 6,901, $ 7,385 and $ 7,752, respectively.

b.	Litigation:

1.	Beginning on August 29, 2003, Check Point received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of Check Point ordinary shares, alleging violations of the United States federal securities laws. On November 20, 2003, the court consolidated all of the complaints into one action and appointed lead plaintiffs. On January 14, 2004, the lead plaintiff filed a Consolidated Amended Complaint, on behalf of a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. The complaint generally alleges that Check Point and certain of its senior officers made misrepresentations and omissions regarding, among other things, Check Point’s sales and future prospects. Check Point retained counsels and filed a motion to dismiss the complaint.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On March 7, 2005 Check Point’s motion to dismiss was granted by the District Court. The issued Order permitted the lead plaintiffs to file an amended complaint to attempt to cure the defects in the dismissed complaint. On April 22, 2005, the lead plaintiffs filed their Consolidated Second Amended Complaint. On September 2, 2005, Check Point filed a motion to dismiss this complaint. On April 25, 2006, the court denied Check Point’s motion to dismiss. On December 20, 2006, Check Point reached an agreement-in-principle with the lead plaintiffs to settle this matter. The settlement of $13 million is expected to be paid by Check Point’s insurance carrier and will have no financial impact. The settlement is subject to the completion of appropriate documentation and to court approval. Also on December 20, 2006, the lead plaintiffs dismissed without prejudice the senior officers named as defendants in the lawsuit. Check Point continues to deny committing any violation of law or wrongdoing in connection with the litigation and the settlement.

2.	On November 16, 2004, a shareholder of SofaWare, a 64% owned subsidiary of the Company, filed a motion in the Tel-Aviv District Court requesting that the court authorize him to conduct a shareholders derivative suit against the Company on behalf of SofaWare in the amount of $ 5,149, not including linkage and interest. The suit relates to discounts, sales commissions and royalties that the plaintiff alleges the Company owes to SofaWare, with respect to products that were sold by or through the Company. On April 20, 2006, the court authorized the plaintiff to conduct a shareholders derivative suit against Check Point on behalf of SofaWare, and Check Point filed its response to the claim. Testimony in the case is scheduled for March 2007, prior to which the parties are required to submit affidavits. On December 14, 2006, another shareholder and director of SofaWare, filed a motion to join this claim on the bases he originally filed against the Company on December 14, 2004, as described below. This motion was denied .The Company’s management believes that the claim is without merit and intends to contest the claim vigorously.

3.	On November 22, 2005, the same shareholder also filed an initiating motion against the Company and against SofaWare. The motion alleges that some shareholders of SofaWare, among them the plaintiff, are entitled to exercise veto rights with respect to various actions of SofaWare. The plaintiff also filed a motion to obtain injunctive relief that would prevent SofaWare and the Company from taking certain actions with respect to the issuance of SofaWare’s securities to its employees and the determination of SofaWare’s auditors’ compensation. The court rejected the plaintiff’s initiating motion and motion for injunctive relief. On November 23, 2006, the plaintiff filed an appeal on the court’s decision to reject the initiating motion. The appeal is at a very preliminary stage, but the Company’s management believes that the appeal is without merit and intends to contest the claim vigorously.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

4.	On December 14, 2004, another shareholder and director of SofaWare filed an initiating motion in the Tel-Aviv District Court against the Company. The motion alleges that the Company is oppressing the plaintiff, who is a minority shareholder of SofaWare. Therefore, the plaintiff is requesting the court to compel the Company to purchase the plaintiff’s shares in SofaWare, based upon a valuation to be determined by an independent expert. The plaintiff is also seeking disclosure of information and documents relating to the business plans of the Company and SofaWare, and to the inter-company balances between the two companies. The Company has submitted a motion to dismiss the initiating motion or to convert it to a regular claim that is not subject to the expedited review procedures of an initiating motion, and a motion to stay the proceedings as long as the other shareholder suit is pending. During pre-trial hearings on November 26, 2006, the plaintiff agreed to convert the initiating motion into a regular claim. On December 4, 2006, the plaintiff filed a new regular claim and the Company filed its response to the claim on February 28, 2007. As noted above, on December 14, 2006 the plaintiff filed a motion to join this claim with the shareholders derivative suit filed by the other shareholder of SofaWare and the motion was denied. The matter is at a very preliminary stage and the Company’s management believes that the claim is without merit and intends to contest the claim vigorously.

5.	The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 10:	–	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

The Investment Law empowers the Israeli Investment Center to grant Approved Enterprise status to capital investments in production facilities that meet certain relevant criteria (“Approved Enterprise”). In general, such capital investments will receive Approved Enterprise status if the enterprise is expected to contribute to the development of the productive capacity of the economy, absorption of immigrants, creation of employment opportunities, or improvement in the balance of payments.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

The tax benefits derived from any such Approved Enterprise relate only to taxable income attributable to the specific program of investment to which the status was granted. To the extent that Check Point Ltd. has been granted Approved Enterprise status and operates under more than one approval, or that its capital investments are only partly approved, its effective corporate tax rate will be the result of a weighted combination of the various rates applicable.

Practically all of Check Point Ltd.‘s production facilities have been granted the status of Approved Enterprises, under the Law, in six investment programs (the “Programs”). For all of such Approved Enterprises, the Company elected to apply for alternative tax benefits (“Alternative Package”).

Accordingly, Check Point Ltd.‘s income attributed to the Approved Enterprise under the alternative package is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% – 25% for an additional period of five to eight years, based on the percentage of foreign investment in Check Point Ltd. The abovementioned tax benefits are scheduled to gradually expire by 2013.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s income.

The duration of tax benefits, for each of the Programs is subject to limitations of the earlier of 12 years from completion of the investment or commencement of production, or 14 years from receipt of approval, as an Approved Enterprise under the Law.

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the Law and regulations published thereunder.

Should Check Point Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as a “Privileged Enterprise”(rather than the previous terminology of Approved Enterprise), such as a provision requiring that at least 25% of the “Privileged Enterprise’s” income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required for Investment Center approval in order to qualify for tax benefits. The period of tax benefits for a new “Privileged Enterprise” commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law ("Year of Election").

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

If a company requested the “Alternative Package” of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a “Privileged Enterprise” for three years after the year in which the Approved Enterprise was activated.

In addition, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the six existing Approved Enterprises will not be subject to the provisions of the Amendment.

As a result of the amendment, tax-exempt income generated under the provisions of the amended law, will subject the Company to taxes upon dividend distribution or complete liquidation.

Dividend distributed by an Approved Enterprise and “Privileged Enterprise” will be subject to withholding tax of 15%.

As of December 31, 2006, none of Check Point Ltd.‘s income was generated under the provision of the amendment.

Out of the Company’s retained earnings as of December 31, 2006 approximately $ 714,000 are tax-exempt attributable to its Approve Enterprise programs. If such tax-exempt income is distributed in a manner other than upon the complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to approximately $ 166,000 would be incurred as of December 31, 2006.

The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed tax exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

Income from sources other than the Approved Enterprise is subject to tax at regular Israeli corporate tax rate.

3.	Check Point Ltd. has final tax assessments through the year 2001. The Company has recorded a tax accrual in respect of potential exposures related to tax years for which final assessment has not been received.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

b.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Deferred tax assets and liabilities:

Deferred tax assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2005 and 2006, the Company’s deferred taxes were in respect of the following:

	December 31,
	2005	2006

U.S. carryforward tax losses	$297,834	$295,747
Deferred revenues	-	1,705
Employee stock based compensation	-	6,073
Accrued employees costs	3,734	3,387
Reserves and allowances	3,706	3,014
Unrealized losses on marketable securities, net	3,044	2,056
Research and development tax credit	7,204	6,698

Deferred tax assets before valuation allowance	315,522	318,680
Valuation allowance	(298,742)	(297,845)

Deferred tax asset	16,780	20,835

Deferred tax liability, related to intangible assets	(8,086)	(8,559)

Deferred tax asset, net	$8,694	$12,276

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

	December 31,
	2005	2006

Domestic:
Current deferred tax asset	$1,478	$977
Non current deferred tax asset	565	3,829

	2,043	4,806

Foreign:
Current deferred tax asset, net	1,882	4,322
Current deferred tax liability, net	(1,989)	-
Non current deferred tax asset	6,758	3,148

	6,651	7,470

	$8,694	$12,276

Current deferred tax asset, net, is included within other current assets in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets.

The subsidiaries in the U.S. have provided valuation allowances in respect of deferred tax assets resulting from net operating loss carryforwards and research and development tax credit. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

Through December 31, 2006, the U.S. subsidiaries had a U.S. federal loss carry forward of approximately $ 726,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income for 14 to 20 years, expiring between 2012 -2025. Excess tax benefits related to employee stock option exercises will be credited to additional paid-in capital when realized.

Utilization of U.S. loss carryforwards may be subject to substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of losses before utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2004	2005	2006

Domestic	$282,408	$300,909	$282,085
Foreign	*) 22,588	84,956	*) 56,385

	$304,996	$385,865	$338,470

*)	Including write off of acquired in-process research and development of $ 23,098 in 2004 and $ 1,060 in 2006.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised as follows:

	Year ended December 31,
	2004	2005	2006

Current	$56,346	$63,392	$63,593
Deferred	257	2,789	(3,150)

	$56,603	$66,181	$60,443

Domestic	$45,159	$37,287	$42,529
Foreign	11,444	28,894	17,914

	$56,603	$66,181	$60,443

f.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,
	2004	2005	2006

Income before taxes as reported in the
statements of income	$304,996	$385,865	$338,470

Statutory tax rate in Israel	35%	34%	31%

Decrease in taxes resulting from:
Effect of "Approved Enterprise" status (*)	(17)%	(16)%	(13)%
Stock based compensation - non deductible
expense	-	-	2%
Others, net	1%	(1)%	(2)%

Effective tax rate	19%	17%	18%

(*) Basic earnings per share amounts of the
benefit resulting from the "Approved
Enterprise" status	$0.21	$0.25	$0.19

Diluted earnings per share amounts of the
benefit resulting from the "Approved
Enterprise" status	$0.20	$0.24	$0.18

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

During 2004, 2005 and 2006 employees purchased 261,008, 331,170 and 360,289 ordinary shares at average prices of $ 15.80, $ 17.89, $ 16.08 per share, respectively.

As of December 31, 2006, 3,881,060 Ordinary shares were available for future issuance under the ESPP.

In accordance with SFAS No. 123(R), the ESPP is compensatory and as such results in recognition of compensation cost. For the year ended December 31, 2006, the Company recognized $1,481 of compensation expense in connection with the ESPP.

d.	Stock options:

In 2005 the Company adopted two new equity incentive plans: the 2005 United States Equity Incentive Plan, which is referred to as the 2005 U.S. Plan, and the 2005 Israel Equity Incentive Plan, which is referred to as the 2005 Israel Plan. Both of these plans will be in effect until 2015. Following ratification of the new plans by its shareholders in September 2005, the Company stopped issuing stock options under the 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

Under the Company’s 2005 equity incentive plans (the “2005 Plans”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans, but no such other equity incentives were outstanding as of December 31, 2005. In addition to granting stock options during 2006, the Company started to routinely grant Restricted Stock Units (RSUs) under the 2005 Plans. RSUs are vested over a four year period of employment and may be subject to performance criteria. Upon vesting, the Company will issue shares that are worth the market value on that date. RSUs that are cancelled or forfeited become available for future grants.

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

Under the terms of the 2005 Plans, options to purchase 55,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary Shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2006, 49,469,830 Ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2006, 4,551,916 options and RSUs were outstanding under the 2005 Plans and 20,894,324 options were outstanding under the 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan and 139,928 were outstanding under the Zone Labs plan.

A summary of the Company’s stock option activity and related information, including options under the Zone Labs Plan, is as follows:

	Options (in thousands)			Weighted average exercise price
	2004	2005	2006	2004	2005	2006

Outstanding at beginning of year	29,437	31,839	30,251	$17.88	$19.26	$22.03
Granted	9,476	6,676	2,861	$18.26	$22.68	$17.19
Exercised	(5,316)	(6,375)	(4,270)	$5.71	$7.75	$10.74
Forfeiture (*)	(1,758)	(1,889)	(4,236)	$31.81	$25.80	$23.54

Outstanding as of December 31,	31,839	30,251	24,606	$19.26	$22.03	$23.17

Exercisable as of December 31,	18,214	15,922	13,954	$17.92	$22.65	$25.15

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2006
	Options (in thousands)	Aggregate intrinsic value (in thousands)

Outstanding at beginning of year	30,251		$-
Granted	2,861		-
Exercised	(4,270)		38,200
Forfeiture *)	(4,236)		-

Outstanding as of December 31, 2006	24,606	$	**) 71,300

Exercisable as of December 31, 2006	13,954	$	***) 45,940

*)	Includes 1,759 thousand options forfeited in exchange for RSUs as described in section f below.

**)	Represents intrinsic value of 13,202 thousand outstanding options that are in-the-money as of December 31, 2006. The remaining 11,404 thousand outstanding options are out of the money as of December 31, 2006 and their intrinsic value was considered as zero.

***)	Represents intrinsic value of 7,309 thousand exercisable options that are in-the-money as of December 31, 2006. The remaining 6,645 thousand exercisable options are out of the money as of December 31, 2006 and their intrinsic value was considered as zero.

The following table summarizes information relating to RSUa, as well as changes to such awards during 2006:

	Year Ended December 31, 2006
	Number (in thousands)	Weighted average grant date fair value

Outstanding at beginning of year	-
Granted *)	1,037	$18.83
Vested	-
Forfeiture	(57)	$17.50

Outstanding as of December 31, 2006	980	$17.87

*)	Includes 441 thousand RSUs granted in exchange for options as described in section f below

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2006, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

1.66-9.99	365	3.48	8.19	331	3.21	8.41
10.00-13.99	2,771	2.52	13.02	2,441	2.51	13.01
14.00-15.99	43	3.11	15.48	29	3.09	15.44
16.00-17.99	8,166	4.37	17.06	4,056	3.31	17.22
18.00-19.99	75	6.38	18.56	-		0
20.00-23.99	6,368	5.42	22.49	1,785	5.38	22.56
24.00-26.99	3,100	4.49	26.99	1,700	4.49	26.99
27.00-40.99	1,103	1.51	29.62	998	1.44	29.83
41.00-44.99	1,859	1.38	42.59	1,858	1.39	42.58
45.00-86.54	756	0.81	67.47	756	0.81	67.47

1.66-86.54	24,606	3.98	23.17	13,954	3.05	25.15

The weighted average fair values at grant date of options granted for the years ended December 31, 2004, 2005 and 2006 with an exercise price equal to the market value at the date of grant were $ 9.50, $ 11.05 and $ 9.71, respectively. The weighted average fair values at grant date of options assumed in the Zone Lab’s acquisition with an exercise price lower than the market value at the date of grant was $ 17.89.

As of December 31, 2006, the Company had approximately $ 43,700 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards, expected to be recognized over six years.

e.	In October 2003, the Company announced that its Board of Directors has authorized the repurchase of up to $ 200,000 of its outstanding Ordinary shares in the open market or through privately negotiated transactions. In October 2004, after the Company had completed the repurchase of $ 200,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 200,000 of its outstanding Ordinary shares in the open market or through privately negotiated transactions. In July 2005, after the Company had completed the repurchase of $ 400,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 200,000. In May 2006, after the Company had completed the repurchase of $ 600,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 600,000 of its Ordinary shares for a total of $ 1,200,000. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company purchased during 2004, 2005 and 2006 approximately 12, 10.6 and 23.2 million shares, respectively, at a total cost of $ 244,586, $ 236,929 and $ 435,491, respectively. The average purchase price per share was $ 20.40 $ 22.29 and $ 18.71, respectively.

Through December 31 2006, the Company reissued 10,305,873 of its purchased Ordinary shares in consideration for the exercise of stock options by employees and for shares issued under the ESPP. Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity.

f.	In September 2006, the Company offered holders of certain outstanding options granted on or after January 1, 2004 under the equity incentive plans, whether vested or not, the opportunity to exchange their options for RSUs under the 2005 Plans. The number of RSUs granted was determined by dividing the option value, which was determined on September 12, 2006 by the market value of Check Point’s ordinary share on this date.

The option value on September 12, 2006 was determined using Black-Scholes option pricing model, based on a number of factors, including: the market value of the ordinary shares underlying the option on September 12, 2006, option exercise price, current market volatility, expected life of the option, and short-term (risk free) interest rate.

Upon completion of the exchange offer in October 2006, the Company issued 441,114 RSUs in exchange for outstanding options to purchase 1,759,160 of our ordinary shares. The RSUs vest over a four year period starting on October 23, 2006, as follows: 20% vest years one and two, and 30% vest years three and four.

The Company accounted for the offer as modification in accordance with SFAS No. 123 (R) and as such calculated the fair value before and after the modification, which resulted in no incremental compensation cost on the modification date. The unrecognized compensation cost remaining from the original options, is recognized over the service period of the modified award (RSUs) using the straight line method.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	EARNINGS PER SHARE

The following table sets forth the computation of historical basic and diluted earnings per share:

	Year ended December 31,
	2004	2005	2006

Net income	$248,393	$319,684	$278,027

Weighted average Ordinary shares outstanding
(in thousands)	251,244	245,520	235,519

Dilutive effect:
Employee stock options (in thousands)	9,364	6,227	1,250

Diluted weighted average Ordinary shares
outstanding (in thousands)	260,608	251,747	236,769

Basic earnings per Ordinary share	$0.99	$1.30	$1.18

Diluted earnings per Ordinary share	$0.95	$1.27	$1.17

NOTE 13:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers.

The following present total revenues for the years ended December 31, 2004, 2005 and 2006 and long-lived assets as of December 31, 2005 and 2006 by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2004	2005	2006

Americas	$226,125	$269,432	$265,499
Europe, Middle East and Africa	213,411	236,605	238,821
Japan	37,938	34,334	27,263
Asia Pacific	37,886	38,979	43,558

	$515,360	$579,350	$575,141

It is impracticable to provide revenues by product lines for the years ended December 31, 2004, 2005 and 2006.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 13:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Long-lived assets:

	December 31
	2005	2006

Americas	$197,477	$208,564
Israel	4,173	43,285
Other	525	575

	$202,175	$252,424

b.	Financial income, net:

	Year ended December 31,
	2004	2005	2006

Financial income:
Interest income	$64,027	$65,884	$68,943
Foreign currency remeasurement gain and
others, net	-	412	-

	64,027	66,296	68,943

Financial expense:
Amortization of marketable securities
premium and accretion of discount, net	17,528	11,066	3,961
Foreign currency remeasurement loss, net	531	-	493
Realized loss on sale of marketable
securities	-	-	268
Others	1,191	1,053	574

	19,250	12,119	5,296

	$44,777	$54,177	$63,647

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

Date: March 14, 2007