Form 20-F
period 2007-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2008-03-03
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from _______________ to _______________

Commission file number 000-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

5 Ha'Solelim Street, Tel Aviv 67897, Israel

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
Ordinary shares, NIS 0.01 nominal value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 218,553,498 ordinary shares, NIS 0.01 nominal value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

Currency of Presentation and Certain Defined Terms

        In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and possessions. References to “$", “dollar” or “U.S. dollar” are to the legal currency of the United States; references to “NIS” or “Israeli Shekel” are to the legal currency of Israel; references to “Euro” are to the legal currency of the European Union; and references to “SEK” or “Swedish Krona” are to the legal currency of Sweden.

        All references to “we,” “us,” “our” or “Check Point” shall mean Check Point Software Technologies Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries.

Forward-Looking Statements

        Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding trends related to our business and our expectations, beliefs, intentions or strategies regarding the future. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements also include, among others, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, increasing demands on enterprise security systems, the impact of our relationship with our technology partners on our sales goals, the contribution of our products to our future revenue, our development of future products, and our ability to integrate, market and sell acquired products and technologies; and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs, expenses, and the adequacy of our capital resources.

        Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth below in this section and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date of the filing and reasonable assumptions. We undertake no obligation to update any of the forward-looking statements after the date of the filing to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

        We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2003 to 2007. The selected consolidated statement of income data for the years 2005, 2006, and 2007, and the selected consolidated balance sheet data at December 31, 2006 and 2007, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2003 and 2004, and the selected consolidated balance sheet data at December 31, 2003, 2004 and 2005, has been derived from our previously published audited consolidated financial statements, which are not included in this document. These selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(in thousands, except per share data)

Consolidated Statement of Income Data:
Revenues	$432,572	$515,360	$579,350	$575,141	$730,877

Operating expenses (*):
Cost of revenues	18,923	27,750	30,540	36,431	82,301
Research and development	29,314	44,483	50,542	62,210	80,982
Selling and marketing	111,007	135,712	142,336	157,114	217,491
General and administrative	17,644	24,098	24,244	43,503	53,527
Acquired in-process R&D	-	23,098	-	1,060	17,000

Total operating expenses	176,888	255,141	247,662	300,318	451,301

Operating income	255,684	260,219	331,688	274,823	279,576
Financial income, net	43,506	44,777	54,177	63,647	49,725

Income before taxes on income	299,190	304,996	385,865	338,470	329,301
Taxes on income	55,311	56,603	66,181	60,443	48,237

Net income	$243,879	$248,393	$319,684	$278,027	$281,064

Basic earnings per share	$0.98	$0.99	$1.30	$1.18	$1.26
Shares used in computing basic earnings
per share	247,691	251,244	245,520	235,519	222,548
Diluted earnings per share	$0.96	$0.95	$1.27	$1.17	$1.25
Shares used in computing diluted earnings
per share	255,083	260,608	251,747	236,769	225,442

* Including pre-tax charges for amortization of intangible assets, acquisition related expenses and stock-based compensation in the following items:

Amortization of intangible assets and acquisition
related expenses
Cost of revenues		$4,061	$5,414	$5,414	$27,724
Selling and marketing	-	171	228	604	12,260
General and administrative	-	-	-	927	-

Total	-	$4,232	$5,642	$6,945	$39,984

Stock-based compensation
Cost of products and licenses	-	$-	$-	$39	$65
Cost of software updates, maintenance and services	-	137	408	470	668
Research and development	-	1,297	1,252	9,371	4,309
Selling and marketing	-	2,745	1,825	7,997	8,780
General and administrative	-	441	260	18,515	20,230

Total	-	$4,620	$3,745	$36,392	$34,052

	December 31,
	2003	2004	2005	2006	2007
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	$983,533	$791,455	$1,186,119	$967,805	$675,030
Total assets	1,713,665	1,919,819	2,092,495	2,080,793	2,371,467
Shareholders' equity	1,461,545	1,630,824	1,775,721	1,711,533	1,856,955
Capital stock	194,251	370,017	387,303	423,155	465,104

Risk Factors

If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

        The market for our products has expanded rapidly, but the market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

■	The continued expansion of Internet usage and the number of organizations adopting or expanding intranets.

■	The ability of their respective infrastructures to support an increasing number of users and services.

■	The continued development of new and improved services for implementation across the Internet and between the Internet and intranets.

■	The adoption of data security measures as it pertains to data encryption technologies.

        If the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet, or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, operating results, and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

We may not be able to successfully compete

        The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our principal competitors include Cisco Systems, Inc., Fortinet Inc., Juniper Networks, Inc., Secure Computing Corporation, and SonicWALL Inc. We also compete with several other companies, including McAfee, Inc., Microsoft Corporation, and Symantec Corporation, with respect to specific products that we offer, including data security products.

        Some of our current and potential competitors have various advantages over us, including longer operating histories; access to larger customer bases; significantly greater financial, technical and marketing resources; a broader portfolio of products, applications and services; and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios may be better able to withstand a reduction in spending on information and network security solutions. In addition, some of our competitors have greater financial resources than we do, and they have offered, and in the future may offer, their products at lower prices than we do, which may cause us to lose sales or to reduce our prices in response to competition.

        In addition, consolidation in the markets in which we compete may affect our competitive position. We may not be able to continue competing successfully against our current and future competitors. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which will materially adversely affect our business, operating results, and financial condition.

        The markets in which we compete also include many niche competitors, generally smaller companies at a relatively early stage of operations, which are focused on specific Internet and data security needs. These companies’ specialized focus may enable them to adapt better than we can to new or emerging technologies and changes in customer requirements in their specific areas of focus. In addition, some of these companies can invest relatively large resources on very specific technologies or customer segments. The effect of these companies’ activities in the market may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results, and financial condition.

        Further, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by our products. The widespread inclusion of similar functionality to that which is offered by our software as standard features of operating system software or networking hardware could significantly reduce the marketability of our products, particularly if the quality of such functionality were comparable to that of our products. Furthermore, even if the network or application security functionality provided as standard features by operating systems software or networking hardware is more limited than that of our solutions, a significant number of customers may elect to accept more limited functionality in lieu of purchasing additional solutions.

        If any of the events described above occur, our business, operating results and financial condition could be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

If we fail to enhance our existing products, develop or acquire new and more technologically advanced products, or fail to successfully commercialize these products, our business and results of operations will suffer

        The information and network security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards in computer hardware and software technology. In particular, the markets for data security, Internet, and intranet applications are rapidly evolving. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools, and computer language technology. Further, we must continuously improve our products to protect our customers’ data and networks from evolving security threats.

        Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis; to address the increasingly sophisticated needs of our customers; and to keep pace with technological developments, new competitive product offerings, and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete” in this Item 3.

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

        Our products are used to employ and manage Internet security and protect information, which may be critical to organizations. As a result, the sale and support of our products entails the risk of product liability and related claims. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to product errors, or will experience delays as a result of these errors. Our sales agreements and product licenses typically contain provisions designed to limit our exposure to potential product liability or related claims. In selling our products, we rely primarily on “shrink wrap” licenses that are not signed by the end user, and for this and other reasons, these licenses may be unenforceable under the laws of some jurisdictions. As a result, the limitation of liability provisions contained in these licenses may not be effective. Although we maintain product liability insurance for most of our products, the coverage limits of these policies may not provide sufficient protection against an asserted claim. If litigation were to arise, it could, regardless of its outcome, result in substantial expense to us, significantly divert the efforts of our technical and management personnel, and disrupt or otherwise severely impact our relationships with current and potential customers. In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, a loss of existing customers, and difficulty attracting new customers.

Risks relating to acquisitions

        We have made acquisitions in the past and we may make additional acquisitions in the future. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

        In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

■	Unanticipated costs or liabilities associated with the acquisition.

■	Incurrence of acquisition-related costs.

■	Diversion of management’s attention from other business concerns.

■	Harm to our existing business relationships with manufacturers, distributors and customers as a result of the acquisition.

■	The potential loss of key employees.

■	Use of resources that are needed in other parts of our business.

■	Use of substantial portions of our available cash to consummate the acquisition.

■	Unrealistic goals or projections for the acquisition.

        In December 2006, we completed the acquisition of NFR Security, Inc., a U.S. privately held company. In January 2007, we completed a tender offer for the outstanding shares and warrants of Protect Data AB (“Protect Data”), which was a public company listed on the Stockholm Stock Exchange. As of December 31, 2007, we had acquired the rights to all of the shares and warrants of Protect Data, on a fully diluted basis, and completed the integration of Protect Data into Check Point’s business. Protect Data is the owner of 100% of Pointsec Mobile Technologies AB (“Pointsec”), a leading provider of data security products, and other subsidiaries, as listed below in “Item 4 – Information on Check Point” under the caption “Organizational structure.” Pointsec provides products that are different in nature than our core technologies, including encryption software that helps companies secure data that may be stored on employee laptops, personal computers, smartphones, and personal digital assistants (PDAs). As such, through this acquisition, we entered into a line of business in which we have very limited experience, and we cannot assure you that we will be able to compete successfully in this business.

Our operating margins may decline

        We may experience future fluctuations or declines in operating margins from historical levels due to many factors, including:

■	Increased competition that results in pressure on us to reduce prices.

■	Additional investments in the continuing development and expansion of our sales and marketing organization, including the expansion and further reinforcement of our worldwide field organization.

■	Integration of an acquired business that at the time of acquisition has operating margins lower than ours.

■	Additional expansion of our research and development organization.

■	Expected growth in the percentage of revenues that we derive from products incorporating hardware, which have lower operating margins than software products.

        Our operating margins are likely to fluctuate based on the amount and timing of these and other developments. In addition, if our revenue levels are below expectations, this will likely have an adverse effect on our operating margins, since most of our expenses are not variable in the short term.

Our quarterly operating results are likely to fluctuate which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline

        Our revenues from our sales are not consistent from quarter to quarter and we experience some degree of seasonality in our sales. Factors that could cause our revenues and operating results to fluctuate from period to period include:

■	Changes in customer capital spending budgets and allocations throughout the year.

■	Seasonal trends in customer purchasing.

■	Competitive market conditions, including the pricing actions of our customers.

■	The occurrence of an infrastructure failure resulting in delay of quarter-end purchases of products.

■	The occurrence of Internet security breaches or threats.

■	The timing and success of new products and new technologies introduced by us or our competitors.

■	Regional or global economic and political conditions.

■	Changes in our operating expenses and extraordinary expenses.

■	Impairment of goodwill and intangibles.

■	Our relationships with, and sales through, our channel partners.

■	Our ability to integrate the technology and operations of acquired businesses with our own business.

■	Fluctuations in foreign currency exchange rates.

        Unfavorable changes in the factors listed above, many of which are outside of our control, could materially adversely affect our business, operating results, and financial condition.

        Historically, our revenues have reflected seasonal fluctuations related to the slowdown in spending activities for the third quarter, and the increased activity related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

        We operate with immaterial backlog. Therefore, the timing and volume of orders within a given period and our ability to fulfill these orders, determine the amount of our revenues within the period.

        We derive our sales primarily through indirect channels, making it difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as our recent introduction of new support programs for our customers, which combines support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable in the short term.

        As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the factors described above, it is possible that in some future quarter, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2007, our internal control over financial reporting was effective, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We depend on our key personnel, including our executive officers, and the failure to attract and retain key personnel could adversely affect our business

        Our future performance depends in large part on the continued service of our key technical, sales and management personnel. None of our key personnel is bound by an employment agreement requiring service for any defined period of time. If we are unable to retain members of our management and key employees, we must successfully manage transition and replacement issues that may result from such departures. For example, as of April 30, 2008, our Chief Financial Officer, Eyal Desheh, will cease to be a full time employee and we are in the process of identifying a new Chief Financial Officer to replace Mr. Desheh.

        Our future performance also depends on our ability to attract such skilled personnel in the future. Competition for personnel is intense. In order to retain our employees, we provide many of them with cash and stock-based awards that can be realized over time to increase longer-term commitments. We cannot be assured that we can retain our key personnel in the future.

        The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, could make it difficult for us to meet key objectives, such as timely product introductions, and could adversely affect our business, financial condition and results of operations.

Under current U.S., Swedish, and Israeli law, we may not be able to enforce covenants not to compete and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees

        Under current U.S., Swedish, and Israeli law, we may not be able to enforce, in whole or in part, agreements that prohibit some of our employees from competing with us or working for our competitors after they cease working for us. It may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. Competitors and others have in the past and may in the future attempt to recruit our employees. While our employees are required to sign standard agreements concerning confidentiality and ownership of inventions, we may not be able to prevent them from working with our competitors and providing their expertise to such companies. If we are unable to enforce covenants not to compete, our competitors may gain access to employees who are knowledgeable about certain of our proprietary information, which could harm our business.

We are dependent on a small number of distributors

        We derive our sales primarily through indirect channels. During 2007, we derived approximately 49% of our sales from our 10 largest distributors, with the largest distributor accounting for approximately 16% of our sales, and the second largest distributor accounting for 14% of our sales. During 2006, these two distributors accounted for approximately 26% of our sales.

        We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among our distributors, and we expect this trend to continue in the near future, which could further increase our reliance on a small number of distributors for a significant proportion of our sales. If these distributors reduce the amount of their purchases from us, our business, operating results and financial condition could be materially adversely affected. In 2007, our second largest distributor, Westcon Group agreed to acquire NOXS, the distribution unit of Unit 4 Agresso’s Internet and Security Division. Since NOXS operates in the United Kingdom, Germany, Benelux, France, Ireland, Italy and Austria. Westcon’s recent purchase of NOXS resulted in our sales in Europe being highly dependent on the performance of larger distributors such as Westcon. There is no guarantee that these larger distributors will have the necessary focus, commitment and ability to sell our products.

        Our future success is highly dependent upon our ability to establish and maintain successful relationships with our distributors. In addition, we rely on these entities to provide many of the training and support services for our products. Accordingly, our success depends in large part on the effective performance of these distributors. Recruiting and retaining qualified distributors and training them in our technology and products requires significant time and resources.

        Further, we have no long-term contracts or minimum purchase commitments with any of our distributors, and our contracts with these distributors do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential distributors to favor their products or to prevent or reduce sales of our products. Our distributors may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with distributors would likely materially adversely affect our business, operating results and financial condition.

We are dependent on a limited number of product families

        Currently, we derive most of our revenues from sales of Internet security products primarily under our VPN-1, UTM-1 and related brands, as well as related revenues from software updates, maintenance and other services. We expect this to continue to be the case in the foreseeable future. Following the acquisition of Protect Data, we also began to generate a significant amount of revenue from data security products and associated software updates, maintenance and support services. Such sales of data security products and associated software updates, maintenance and support services accounted for $82.8 million of our revenue in 2007, or 11.3% of our total revenues. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

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

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

        Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could, therefore, materially adversely affect our competitive advantage and impact our business results of operations and financial condition.

We are the defendants in various lawsuits, and are also subject to certain governmental proceedings, and participation in litigation and government proceedings can be expensive and disruptive

        We are the defendants in various lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of our business. In the past, we received class action complaints, which were then consolidated into one action, alleging violations of the federal securities laws. In January, 2007, the United States District Court for the Southern District of New York issued a Final Judgment and Order settling this action for $13 million, which amount was paid by our insurance carrier.

        We operate our business in various countries and accordingly attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.  In particular we have disputes with the ITA (“Israeli Tax Authorities”) on matters such as: the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employees stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. There is no assurance that the ITA will accept our positions on these matters or others and in such an event we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions.

        In particular, on December 27, 2007, following an audit of our 2002 corporate tax return, the Israeli Tax Authority (the “ITA”) disagreed with several of our positions as it pertains to the treatment of taxes. Specifically, this includes our treatment of certain issues relating to cash that is held and managed by our wholly owned Singapore subsidiary. The ITA therefore issued an order classifying the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in a tax payment on the funds transferred. The ITA order also contests our position with respect to the deductibility of employee stock options and benefits to which we are entitled to under applicable Israeli law regarding approved enterprise status. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 963 million, which represents approximately $162 million of additional tax plus an additional $84 million for interest in equivalent USD as of the end of 2007. See also “Item 8 – Financial Information” under the caption “Legal proceedings.”

        Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While we intend to defend the aforementioned matters vigorously, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources

        In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the software industry, and other technology industries, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. As noted above, we have been named as a defendant in this type of litigation in the past. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to successfully protect our intellectual property rights

        We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point.” We have certain patents in the United States and in some other countries, as well as pending patent applications. We cannot guarantee that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. Although we do not know the extent to which there is piracy of our software products, software piracy is a persistent problem. We try to police this type of activity, but it is difficult to do so effectively. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, Israel, or Sweden. Our efforts to protect our proprietary rights may not be adequate or our competitors may independently develop technology that is similar to our technology. If we are unable to secure, protect, and enforce our intellectual property rights, such failure could harm our brand and adversely impact our business, financial condition, and results of operations.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

        There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

We are exposed to various legal, business, political and economic risks associated with international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations

        We sell our products worldwide, and we book a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners, internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition may be materially adversely affected.

        Our international revenues and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

■	Technology import and export license requirements.

■	Costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries.

■	Trade restrictions.

■	Imposition of or increases in tariffs or other payments on our revenues in these markets.

■	Changes in regulatory requirements.

■	Greater difficulty in protecting intellectual property.

■	Difficulties in managing our overseas subsidiaries and our international operations.

■	Changes in general economic conditions.

■	Political instability and civil unrest which could discourage investment and complicate our dealings with governments.

■	Variety of foreign laws and legal standards.

■	Expropriation and confiscation of assets and facilities.

■	Difficulties in collecting receivables from foreign entities or delayed revenue recognition.

■	Differing labor standards.

■	Potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel.

■	The introduction of exchange controls and other restrictions by foreign governments.

        These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which has an impact on our financial statements based on currency rate fluctuations.

Conditions and changes in the national and global economic and political environments may adversely affect our business and financial results

Adverse economic conditions in markets in which we operate can harm our business. If economic growth in the United States and other countries’ economies is slowed, many customers may delay or reduce technology purchases. This could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets deteriorate, we may experience material impacts on our business, operating results, and financial condition.

We are controlled by a small number of existing shareholders who may make decisions with which you or others may disagree

        As of December 31, 2007, our directors and executive officers owned approximately 19.9% of the voting power of our outstanding ordinary shares, or 24.5% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of December 31, 2007 (the exercise price of some of these options is greater than our current share market price). The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

We may be required to indemnify our directors and officers in certain circumstances

        We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements provide that we will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as our director or senior officer:

■	Monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

■	Reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority; provided, however, that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

š	No financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

š	Financial liability was imposed on the director or senior officer in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

■	Reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

š	In an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

š	In a criminal action in which the director or senior officer is found innocent, or

š	In a criminal action in which the director or senior officer is convicted, but in which proof of criminal intent is not required.

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events

         Our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. A significant natural disaster, such as an earthquake, could damage our operations and properties, and adversely affect our business, operating results, and financial condition.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon, and significant hostilities along Israel’s border with the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

        There can be no assurance that our effective tax rate of 15% for the year ended December 31, 2007 will not change over time as a result of changes in corporate income tax rates or other changes in the tax laws of the various countries in which we operate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

        If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

        Any of the following could have a material effect on our overall effective tax rate:

■	some programs may be discontinued,

■	we may be unable to meet the requirements for continuing to qualify for some programs,

■	these programs and tax benefits may be unavailable at their current levels,

■	upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

■	we may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

        Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”, and in notes 9 and 10 to our consolidated financial statements.

Our operations may be disrupted by the obligations of our personnel to perform military service

        Many of our employees in Israel, including members of senior management, are obligated to perform one month (in some cases, more or less) of annual military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. Military service requirements for our employees could materially adversely affect our business, operating results and financial condition.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation to taxation before disposition of the investment in the foreign corporation. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and therefore, depress the price of our shares.

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

        Additional details are provided in “Item 10 – Additional Information” under the caption “Articles of association and Israeli Companies Law – Anti-takeover measures.”

Our operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business.

        Although we have operations throughout the world, the majority of our revenue and approximately 65% of our operating costs in 2007 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 35% of our operating costs in fiscal 2007 were incurred outside the United States in other currencies, particularly in Israeli Shekels and Swedish Kronas. Therefore, fluctuations in exchange rates between the currencies in which such costs are incurred and the dollar may have a material adverse effect on our results of operations and financial condition. For example, during 2007, the Israel Shekel appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel, and this trend has continued in early 2008. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

        The majority of our revenue and approximately 56% of our operating costs were in dollars or linked to the dollar in 2007. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. However, we cannot assure you that we will be able to effectively limit all of our exposure to currency exchange rate fluctuations.

        The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

Market performance and other changes may decrease the value of assets

         The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades the fair value of these investments may decline. Check Point expects that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

        One of our primary market risk exposures is to changes in interest rates. A decline in market interest rates could have an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

ITEM 4.	INFORMATION ON CHECK POINT

        We develop market and support a wide range of software and combined hardware and software products and services for information technology (IT) security and offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables total end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security, which can be managed by a single unified management console. This unified management allows for ease of deployment and centralized control and is supported and enforced with real-time security updates. Our products and services are sold to enterprises, service providers, small- and medium-sized businesses and consumers. Our Open Platform for Security (OPSEC) framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners around the world.

        In January 2007, we completed a tender offer for the outstanding shares and warrants of Protect Data AB (“Protect Data”), which was a public company listed on the Stockholm Stock Exchange. As of December 31, 2007, we had acquired the rights to all of the shares and warrants of Protect Data, on a fully diluted basis, and completed the integration of Protect Data into Check Point’s business. Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information stored on mobile computing devices, such as laptops, PDAs, smartphones and removable media (e.g., USB devices), confidential and secure. With the acquisition of Protect Data, Check Point entered into the data security market.

        Additional details regarding the important events in the development of our business since the beginning Additional details regarding the important events in the development of our business since the beginning of 2007 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

        We were incorporated in Israel in 1993. Our registered office and principal place of business is located at 5 Ha’Solelim Street, Tel Aviv 67897 Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s Web site is www.checkpoint.com. The contents of our Web site are not incorporated by reference into this Annual Report on Form 20-F.

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

Industry Background

        The ability to access and distribute information is a key strategic asset in today’s competitive business environment. The resulting need to effectively use and communicate information as well as work more collaboratively has led to the extensive deployment of network-based communication systems delivering connectivity. Increased connectivity has in turn expanded the need for technology to safeguard and manage the access to information available over these networks and data security solutions.

        Increase in connectivity

        Over the past decade, global connectivity has continued to increase. The network computing market has undergone three major transitions. The first of these transitions was the migration of corporate computing environments from networks centralized in one location to networks dispersed over multiple remote locations. The ability to access and share information over multiple remote locations has expanded the need for connectivity beyond workgroup-based Local Area Networks (LANs) to enterprise-wide networks spanning multiple LANs and Wide Area Networks (WANs). The second major transition has been the widespread adoption of the Internet as a platform for conducting business. Internet-based business applications have rapidly expanded beyond email to a broad range of business applications and services, such as electronic publishing, direct-to-customer transactions, supply chain automation, product marketing, advertising and customer support. The emergence of increased reliance on the Internet for business communications and transactions increases the need for secured access to information and applications and raises challenges associated with providing it. Finally, companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to access private corporate networks and information from a growing spectrum of devices, including laptops, PDAs and smartphones. The expansion of network access to mobile workers is driving demand to secure all devices with Internet access, as well as those that connect to the corporate network.

        These developments and the need for secure and managed communications have led to nearly universal adoption of Virtual Private Networks (VPNs). VPNs enable a secured exchange of private information over networks, including the Internet. Sharing information and utilizing services are now widely available, both within the enterprise, and with business partners and customers. As a result, businesses are able to share internal information and to run enterprise applications across geographically dispersed facilities, as well as enable customers, suppliers and other business partners to link into their enterprise information systems. As Internet protocols and infrastructure gain increasingly widespread acceptance as a means of global communication, new wide-area connectivity services continue to emerge at a rapid rate. These connectivity services include access to Web information, messaging applications, such as email, database access, transaction-processing services, voice-over-IP services and video teleconferencing services. This expansion of services and applications is further accelerating the use of networks as global communication systems.

        The need for network and gateway security

        The use of networks within organizations and the use of the Internet by organizations of all sizes have increased the risk that information technology resources can be attacked. Organizations have recognized this risk and are deploying security solutions in an effort to protect their information and infrastructure from damage and unauthorized access.

        The primary means of controlling access to organizational networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of an organization’s LAN and the Internet or within an organization between different segments and are used to strictly control traffic into and out of the organizational network or between segments. Firewall technology is constantly evolving to detect and defeat highly sophisticated network- and application-level attacks that are increasingly prevalent on the Internet today. In addition to protecting their IT assets from attack, organizations have taken steps to guard their sensitive information traversing untrusted networks, such as the Internet. Securing organizational information on the Internet is critical as organizations utilize the Internet as their corporate network backbone to link company offices and employees. Transmitting information over the Internet without adequate security exposes this information to unauthorized interception, manipulation or replication. To mitigate this risk, organizations have deployed VPNs to encrypt and authenticate their Internet traffic.

        Firewalls and VPNs are usually integrated as a single product. Unified Threat Management (UTM) solutions integrate firewalls and VPNs with additional security features in a single, centrally managed security solution. Integrating multiple security functionalities delivers greater security for all network traffic and facilitates the management and enforcement of an organization’s security policies.

        IT security administrators within organizations have primarily focused on securing the network perimeter. However, organizations are realizing the importance of also securing their internal networks and Web-based business applications. Many of today’s security threats and attacks emerge within organizations. Internal security breaches can be in the form of worm outbreaks and other attacks that are introduced through mobile and wireless devices, internal hacking and misuse of business applications by users within an organization. In addition, due to the rapid development of Web-based technologies and the increased reliance on the Web to connect remote users, Web-based applications and protocols are highly vulnerable to attacks. This presents many security challenges for businesses because internal networks and Web-based communications contain unique complexities, such as programming code embedded in the network traffic and communications protocols that are used in these environments. Security solutions, for both internal and Web security, need to incorporate an understanding of the applications and protocols that are common in these environments.

        The need for data and endpoint security

        While network security offers effective solutions for data in motion, sensitive data can still be lost or accessed improperly. Organizations are deploying an additional layer of security by applying security software to endpoint devices, such as personal computers. Endpoint security includes personal-firewall, Network Access Control (NAC), program control, antivirus, anti-spyware, data security, URL filtering, anti-spam and remote access features that have been specifically designed for remote personal computing devices.

        Lost or stolen computers can end up in the wrong hands, intentionally or unintentionally. Companies of all sizes and government agencies face the consequences of losing sensitive data from lost laptop computers, removable media or plug-and-play storage devices. This drives the need for a complete data protection solution that secures data on all common platforms, deploys easily, scales to any size organization and meets strict compliance requirements related to privacy laws and regulations. For example, a number of publicized cases involving large corporations losing unencrypted laptops and exposing millions of customers and employees to potential identity theft have prompted a surge in data protection legislation and regulatory compliance laws worldwide. The relative ease with which data may be lost makes data security a major concern for organizations. To mitigate this risk, organizations are looking to extend security beyond the network infrastructure, to the data itself.

        The primary means of protecting data that resides on endpoints are: full-disk encryption of the hard drive with access control (rendering the data useless to unauthorized parties), media encryption and port protection (to prevent unauthorized copying of sensitive data to USB flash drives, writable CDs and DVDs, etc.) and mobile device and memory card data encryption (to prevent sensitive data from being accessed on lost or stolen PDAs and smartphones).

Products and Services

        Our products, services and technologies provide the following protection:

1.	Network and gateway security:

        Our wide range of network security gateways allows our customers to implement their security policies on network traffic between internal networks and the Internet as well as between internal networks and private networks used with partners. These gateways are available as either software solutions or integrated into complete solutions including hardware and can scale to meet the requirements of organizations of many sizes. Versions of our software include the following technologies to secure traffic:

■	Firewall – Inspects traffic as it passes through security gateways, classifying it based on various criteria such as source and destination of connection, protocol, services and application used. This provides a means to allow, block and log each connection based on the organization’s security policy. Our firewall technology is based on several key differentiated technologies, including:

š	Patented Stateful Inspection technology that allows flexible and programmable classification of network traffic.

š	Application Intelligence technology that contains various means to detect the correct use of application protocols and can block attacks that attempt to utilize such exploits in specific applications.

š	Network Address Translation – Allows hiding of internal addresses so internal users are not exposed to external threats, as well as connecting private networks that use “generic” addresses using publicly defined external addresses.

š	Specific technologies to prevent denial-of-service (DoS) attacks on networks. These attacks include various ways of overloading applications and networks in multiple requests that try to slow and stop their response.

■	Intrusion Prevention Technologies – Our SmartDefense online security update services and our IPS-1 products provide the means to detect specific attacks based on their usage patterns as well as “unknown” attacks based on “out of bounds” usage of certain services and protocols.

■	Virtual Private Networks (VPNs) – Provide the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as mobile computers) and the corporate network. This prevents exposing sensitive traffic and attempts to modify such communication and replicate certain transactions.

■	Content Screening – Enables screening of specific application protocols such as Web traffic to allow/block access to specific Web addresses based on their content. Screening for viruses (antivirus) to detect downloads of malicious applications.

■	Messaging Security – Prevents the use of the messaging infrastructure (such as email) to attack the organization. Six dimensions of messaging security technologies are available in our products including prevention of emailed spam and the use of messaging protocols for various attacks as well as enabling the scanning of email traffic for malware and viruses embedded in email.

■	Web-Based Communications – Allow remote and mobile employees to securely connect to their organizations’ networks via a Web browser and defend against attacks that target our customers’ Web-based business applications.

2.	Data and endpoint security:

        Our data and endpoint security technologies provide multiple technologies that run on individual computers (endpoints) connecting to the network such as desktop computers and mobile computers and communications devices. These technologies include:

■	Personal Firewall – Prevents network attacks on individual computers by blocking internal attacks and the proliferation of network “worms” within the corporate network as well as attacks on home and mobile computers that are connected to public networks. Our personal firewall technologies include proprietary technologies such as:

š	Inbound and Outbound Firewalls – Prevent malware and Trojan horses not only from attacking individual computers but also from sending data out through unauthorized applications.

š	Program Advisor and Operating System Firewall – Using a real-time network service, we can detect malicious and/or unauthorized applications running on individual computers and block their activities.

š	Network Access Control – Provides the network with information on the compliance of individual computers to the organization’s security policy and allows selective connectivity of devices to the network based on their compliance.

■	Data Protection – Data stored on individual endpoint devices can be exposed to unauthorized parties by copying it to external devices, or even more commonly, if devices fall into the wrong hands. Lost and stolen computers provide unauthorized parties the chance to access all the information stored on these computer hard drives. We protect against these risks to data through:

š	Full-Disk Encryption – All the data stored on an individual PC can be fully encrypted, so that unauthorized parties cannot read this data even if they get physical access to the disk drive.

š	Port Control – Allows an organization to prevent or control the transfer of information from individual computers to external devices such as USB memory devices and external hard drives.

š	Media Encryption – Enables encryption of data stored on mobile devices such as CDs and DVDs and other external removable media.

■	Remote Access VPNs – Enable mobile devices to securely access an organization’s network by encrypting all traffic between mobile devices and the corporate network and ensure mobile devices and users are properly authenticated.

■	Anti-Malware – Antivirus, anti-spyware and other technologies detect viruses and other malware that try to run on any device and/or circumvent its operation. Our anti-malware technology uses some of the industry’s best engines and operates “on-demand” when a new application is stored or retrieved from the device or the network and by scanning computers against this type of attack.

        In 2008, we introduced a new strategy that combines the above four technologies into a single endpoint security agent. This is the industry’s first and only such software. It provides total security at the endpoint and eliminates the need to deploy and manage multiple agents, reducing complexity, conflicts between various security components, procurement and management costs and the total cost of ownership.

3.	Security management:

        A key element in implementing the above security technologies is the ability to effectively manage their deployment and operations, ensuring consistent operations according to organization policy. Our strategy is to provide a single console for security management. This single console reduces the need for multiple, sometimes conflicting, management systems that require a high degree of specialization and training, which make it hard to achieve the high and consistent level of security and compliance that is required.

■	Centralized Policy Management – Tools that allow the definition of various aspects of the security policy, such as network access rights, application controls, etc.

■	Provisioning Tools – Allow the daily deployment and removal of individual entities such as new gateways, users and devices.

■	Monitoring Tools – Show the status of each controlled device and allow the immediate detection and remediation of various situations.

■	Auditing Tools – Consistent tools to log and monitor every change made to the security infrastructure and to ensure that all changes are accounted for and can be traced and tracked by company policies.

■	Security Information and Event Management – Today’s complex, multi-layered security architecture consists of many devices to ensure servers, hosts and network applications are protected from harmful activity. These devices all generate voluminous logs that are difficult and time consuming to interpret. Our solutions automatically prioritize security events for decisive, intelligent action. Clear, graphical reports help inform decisions related to resource allocation, security optimization and regulatory compliance.

        Our security solutions are based on NGX, our advanced security software platform. The NGX platform delivers a unified security architecture for an entire Check Point network security infrastructure. This unified security architecture enables all Check Point products to be managed and monitored from a single administrative console and provides a consistent level of security, leveraging a common set of adaptive security technologies across an entire enterprise network. This unified security architecture enables enterprises of all sizes to reduce the cost and complexity of security management and ensures that their security systems can be easily extended to adapt to new and evolving threats.

        We package and market our products and services under different names and at a variety of prices. Each package addresses security tasks for different network environments and has corresponding support offerings.

        Our management and gateway software products run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances, such as those produced by Nokia Corporation, Crossbeam Systems Inc and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Macintosh OS, Microsoft Windows Mobile, Symbian, linux and PalmOS.

        The following chart summarizes the capabilities of our security gateway products:

Overview of Security Gateways
		Key Capabilities							Form Factor
		Stateful Inspection and Application Intelligence	SmartDefense Intrusion Prevention	Virtual Private Networking - Site-to-Site and Remote Access	Web Filtering and Antivirus Content Filtering	Email and Messaging Security	Dedicated Web Security	Performance Acceleration	Software	Appliance
VPN-1 Software for Enterprises: Solutions to protect the network infrastructure	VPN-1 UTM	✓	✓	✓	✓	✓	✓	✓	✓
	VPN-1 Power	✓	✓	✓			✓	✓	✓
	VPN-1 Power VSX	✓	✓	✓	✓		✓	✓	✓
UTM-1 Appliances for Enterprises: Proven security, easily deployable and manageable	UTM-1 Solutions	✓	✓	✓	✓	✓	✓			✓
	UTM-1 Edge	✓	✓	✓	✓	✓				✓
Dedicated Security Solutions: For Web security and intrusion prevention	Connectra			✓			✓		✓	✓
	IPS-1		✓					✓		✓
Small Business and Consumer Appliances: UTM and remote access for small business and consumers	Safe@Office	✓	✓	✓	✓	✓				✓
	ZoneAlarm Secure Wireless Router	✓	✓	✓	✓	✓				✓

The above products are offered in multiple configurations. Different configurations may include different options from the above table. Some capabilities are optional and some require an additional subscription payment.

        These charts summarize our primary product offerings based on target customers:

	Consumer	Small Business 1-100 Users	Mid-size Companies 100-1000 Users	Enterprise 1000-10,000 Users	High End 10,000-plus Users	Telco/MSP
Network and Gateway Security
VPN-1 UTM - Security functions including firewall, intrusion prevention, antivirus, anti-spyware, Web application firewall, and IPSec and SSL VPN in a single software solution on third-party hardware.		✓	✓	✓	✓	✓
VPN-1 Power - Integrated firewall, VPN and intrusion prevention gateways for enterprises with demanding performance requirements.			✓	✓	✓	✓
VPN-1 Power VSX - Virtualized security gateway allows managed service providers and enterprises with virtualized networks up to 250 virtual security systems, including firewall, VPN and intrusion prevention, on one hardware platform.					✓	✓
UTM-1 - All-inclusive Check Point security gateway technologies integrated on dedicated hardware appliances. Available with optional Total Security turnkey messaging-security and comprehensive services.		✓	✓	✓	✓	✓
UTM-1 Edge - Integrated security appliances for remote sites and branch offices.		✓	✓	✓	✓	✓
Connectra - Secure remote access from any Web browser via SSL VPN.		✓	✓	✓	✓
IPS-1 - Dedicated intrusion prevention appliances that provide situational visibility and real-time attack mitigation, including protection from internal threats.			✓	✓	✓	✓
Safe@Office - Industry-proven firewall, with protection against worms and viruses, remote access VPN and Web filtering.	✓	✓				✓
ZoneAlarm Wireless Router - A dedicated home-network, integrated-security appliance specifically for consumers.	✓

	Consumer	Small Business 1-100 Users	Mid-size Companies 100-1000 Users	Enterprise 1000-10,000 Users	High End 10,000-plus Users	Telco/MSP
Data and Endpoint Security
Check Point Endpoint Security Total Security - Includes all endpoint security technologies, including firewall, program control, NAC, antivirus, anti-spyware, full-disk encryption, port protection, media encryption and remote access.		✓	✓	✓	✓	✓
Check Point Endpoint Security Secure Access - Includes firewall, program control, anti-malware engine, NAC and VPN.		✓	✓	✓	✓	✓
Check Point Endpoint Security Full Disk Encryption - Full-disk encryption with preboot authentication for laptops and PCs.		✓	✓	✓	✓	✓
Check Point Endpoint Security Media Encryption - Encryption of removable media such as USB drives and writable CDs and DVDs combined with port control and device management.		✓	✓	✓	✓
Pointsec Mobile - Encryption of device and memory card data on PDAs and smartphones.		✓	✓	✓	✓	✓
ZoneAlarm - Line of PC security products including ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm AntiVirus and the ZoneAlarm free firewall.	✓	✓				✓
ZoneAlarm ForceField - Browser security delivers virtualization and other defenses to secure all Web- based activity, complementing existing PC security.	✓

	Consumer	Small Business 1-100 Users	Mid-size Companies 100-1000 Users	Enterprise 1000-10,000 Users	High End 10,000-plus Users	Telco/MSP
Security Management
SmartCenter - Centrally managed security through a single console.		✓	✓	✓	✓
Eventia Suite - Security event and information management and reporting.		✓	✓	✓	✓	✓
Provider-1 - Security management for service providers and large-scale enterprises.				✓	✓	✓
SMP - Large scale security management for service providers for small appliances. Also offered as "Software as a service" (SaaS).						✓

Technologies

        We have developed and acquired a variety of technologies that secure networks and information. Our products and services implement these technologies to protect our customers’ networks and private information, enabling their IT administrators to define and enforce their security policies across the network. These technologies also collect and bring together related information, monitor security and traffic flow and analyze and update configurations, to reflect changes in the security policy.

        Stateful Inspection technology

        Our patented Stateful Inspection technology is a de facto standard in network security technology. In order to provide accurate and highly efficient traffic inspection, Stateful Inspection extracts and maintains extensive “state information,” i.e., data that provides context for future screening decisions, from all relevant communication layers.

        Stateful Inspection runs on a network gateway or an endpoint, such as a personal computer, and enables the screening of all data attempting to pass from one network to another. By tracking each connection, the system ensures that data passing through the gateway complies with a defined security and traffic policy; traffic is managed according to priority; and security decisions are made in an intelligent and timely manner.

        Stateful Inspection enables our products to inspect network traffic at high speed. This means that as network traffic increases, our products respond efficiently to the larger volumes of data. Our Stateful Inspection technology can be adapted to new protocols, software applications, and security threats. It can be upgraded and can be run on a wide range of operating systems.

        Application Intelligence

        Our Application Intelligence technology provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols, and the underlying operating system. Application Intelligence provides security for these applications by running multiple security checks, including validation of compliance to standards, validation of expected use of protocols, inspection for known malicious content and control of application layer operations. The result is the ability to proactively shield applications from attack without relying on specific attack signatures. We have integrated our Application Intelligence technology into our VPN-1 Power, VPN-1 Power Multi-core, UTM-1, UTM-1 Edge, VPN-1 UTM, VPN-1 UTM Power Multi-core, Safe@Office, IPS-1, Connectra, and VPN-1 Power VSX products, which are listed above.

        Security Management Architecture (SMART)

        Security Management Architecture (SMART), a core component of our unified security architecture, enables our customers to configure and manage security policies from a central administrative point. SMART enables the definition and ongoing management of security policies for businesses of all sizes. This object-oriented architecture maps real-world entities, such as networks and users, to graphical representations that can be manipulated in a database. Integrated monitoring and reporting tools improve the manageability of the system by providing administrators with real-time information on the state of network and security systems. These tools also provide longer term trending information that is useful for periodic security management tasks, such as security audits.

        Security and network traffic enforcement technologies (based on Stateful Inspection)

        Based on our Stateful Inspection technology, the INSPECT engine scans all incoming and outgoing traffic at security enforcement points. These are typically located at the network perimeter as security gateways, on critical servers or inside the network dividing the network into separate segments.

        The INSPECT engine can perform a variety of functions on inspected network traffic as listed below:

■	Drop it when the security policy has been violated.

■	Encrypt it to create a secured VPN that enables the transfer of private data over public networks, such as the Internet.

■	Prioritize it for Quality of Service (QoS), which is the ability of a network to provide better service for selected traffic.

■	Send it for further processing, such as authentication, content inspection or the filtering of malicious or unwanted traffic.

        We have developed a broad range of technologies that can be implemented by our INSPECT engine. In addition, third party technologies can be implemented through our Open Platform for Security (OPSEC) framework, which is described below.

        SecurePlatform

        SecurePlatform bundles the Check Point security solutions together with a prehardened OS, in a single package that is easy to deploy. It optimizes the performance of security and OSes and includes a set of tools that ease setup and network configuration, thus reducing the total cost of ownership for security gateways and security management servers. SecurePlatform runs on a variety of open systems, i.e., systems whose key interfaces are based on widely supported standards.

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

        CoreXL

        CoreXL is a technology for intelligently balancing security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention. With CoreXL, a VPN-1 gateway running on a multi-core platform can be configured to have a large number of active intrusion prevention settings, such as would be found protecting sensitive information or networks, while maintaining high performance levels.

        SecureXL

        SecureXL is a framework of software and hardware technologies, including third-party technologies, designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL, our products can be integrated into high-performance networks typically found in large enterprises and service providers.

        TrueVector technology

        Our TrueVector technology is a patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security for personal computers.

        TrueVector stops attempts to send confidential data to unauthorized parties by malicious software, such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications, while blocking network connections by untrusted applications. TrueVector enforces security policies that are centrally created and managed, stand alone or any combination of these. In addition, TrueVector may be configured to make protected computers invisible to external attackers. The technology is used in the Check Point Endpoint Security and ZoneAlarm lines of endpoint security products, as described above under “Products.”

        Pointsec Secure Pre-Boot Environment

        Pointsec Secure Pre-Boot Environment (PPBE) is a secure, proprietary operating program. PPBE, along with Pointsec’s access control and authentication architecture, the Multi-Factor Authentication Engine (MFAE), encrypts all information stored on a PC’s hard disk, i.e., full-disk encryption. It provides a user-friendly graphical user interface for the Pre-Boot Authentication process and allows for the use of all common second factor authentication methods, such as smartcards or tokens. The full-disk encryption technology protects every sector of the computer’s hard drive, including the operating system files. This prevents successful attacks on the OS and attacks to gain access to sensitive data on the drive. The graphical user interface is designed like a common login screen to ensure straightforward operation by the end user.

        Hybrid Detection Engine (HDE)

        At the heart of the IPS-1 Sensor (described above under “Products”), HDE utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic. These techniques include the following: signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network; protocol analysis to validate that the traffic construct meets the expected standards; anomaly detection to identify instances where network traffic exhibits abnormal characteristics; OS fingerprinting to determine the OS type of the traffic destination, which ensures proper receipt and processing; multi-element correlation to detect widespread illicit activity launched from the same source address; dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network; as well as other techniques to deliver comprehensive network protection.

        Intrusion Prevention with Confidence Indexing

        Based on several analysis data points for every network traffic flow, the IPS-1 Sensor determines a level of confidence that a certain traffic flow is an attack. An exact match to an exploit signature would derive a confidence level at or near 100 percent, whereas purely anomalous traffic would derive a confidence level possibly in the range of 70 percent. This function reduces the occurrence of false positives by enabling a more granular prevention policy, such as “block everything with a confidence greater than 90 percent,” which allows exploits to be blocked, without the concern of blocking critical business traffic.

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

        Precision Virtualization technology

        Virtualizing or emulating a limited set of processes creates a secure sandbox without the overhead of a full OS virtual machine. This allows powerful but lightweight security just for a targeted area that might otherwise be vulnerable to attacks. ZoneAlarm ForceField utilizes this to provide powerful security for Web-browsing activities.

Revenues by category of activity

        The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2005	2006	2007
Category of Activity:	(in thousands)

Products and licenses	$281,364	$241,961	$309,785
Software updates, maintenance and services	297,986	333,180	421,092

Total revenues	$579,350	$575,141	$730,877

        Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and Marketing

        We sell through a wide network of channel partners, including distributors, resellers, value-added resellers, system integrators, and managed services providers. Our agreements with these channel partners are usually non-exclusive. Almost all of our enterprise sales are to our channel partners and not directly to our end users. However, in the data security market, we engage in some direct sales to end users, mostly to larger accounts, though we plan to transition these sales to channel partners. Most of our sales to the consumer market are either direct, via our Web sites, or through retail stores.

        We use various marketing tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising, online search optimization, and telemarketing campaigns. In addition, in order to try our products, we provide current and prospective customers with 30 day software evaluation licenses. We have strategic relationships with various hardware partners, including vendors providing server, workstation, appliance and networking products. These include Crossbeam Systems Inc., Dell Inc., Hewlett-Packard Co., IBM, Nokia Corporation, Microsoft Corporation, Nortel Networks Corp., Siemens AG and Sun Microsystems Inc. The purpose of these relationships is to improve the integration of our security software with hardware platforms, support our marketing and sales efforts, and help increase customer satisfaction. In addition, these hardware partners provide primary support and training to their customers. We also initiated and continue to maintain our Open Platform for Security (OPSEC) framework, enabling integration with leading hardware appliances and third-party security software applications. OPSEC promotes interfaces that allow integration and interoperability between our products and “best of breed” complementary technologies. This enables users to create a complete Internet security architecture. Products that carry the “OPSEC certified” and “Secured by Check Point” seals have been tested to ensure integration and interoperability. OPSEC partners include both appliance manufacturers (such as those listed above) and application developers, such as RSA Security, Inc., Trend Micro, Inc. and VeriSign, Inc. As of December 31, 2007, we had 717 employees dedicated to sales and marketing.

Customer Service and Support

        We operate a worldwide technical services organization which provides a wide range of services, including technical customer support programs and plans, such as Enterprise Based Support (“EBS”) and Collaborative Enterprise Support (“CES”) which provides support for a customer’s entire Check Point product install base; certification and educational training on Check Point products; and professional services in implementing, upgrading, and optimizing Check Point products, such as design planning, security implementation, and project management.

        Our technical assistance centers in the United States, Israel, and Japan offer worldwide 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumers support only). As of December 31, 2007, we had 225 employees dedicated to customer service and support.

        Our channel partners generally provide their customers with installation, training, maintenance and support, while we provide our high-level technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support.

        We offer comprehensive programs that cover all of our products in a customer’s installed base. In 2006, we introduced a new support program for our customers, combining first-line support from our partners, with full back-end support from Check Point. This program provides added value to customers and partners by improving the support our customers receive. The majority of our software updates, maintenance and support contracts are based on these new programs.

Research and Product Development

        We believe that our future success will depend upon our ability to enhance our existing products, develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels, and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to address network and data security, covering perimeter, internal, Web and endpoint security needs, as well as the integrated management of these solutions. We expect to develop most of our new products internally, and also expect to leverage the products and technologies recently acquired in our acquisitions of Protect Data AB and NFR Security, Inc. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $50.5 million in 2005, $62.2 million in 2006, and $81.0 million in 2007. These amounts include stock-based compensation in the amount of $1.3 million in 2005, $9.4 million in 2006 and $4.3 million in 2007. As of December 31, 2007, we had 673 employees dedicated to research and development activities and quality assurance.

Competition

        Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully compete.”

Proprietary Rights

        We use a combination of copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions to protect our proprietary rights. We rely on trade secret and copyright laws to protect our software, documentation, and other written materials. These laws provide only limited protection. Further, we generally enter into confidentiality agreements with employees, consultants, customers and potential customers, and limit access and distribution of materials and information that we consider proprietary.

        We have six U.S. patents, over 25 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate or our competitors may independently develop technology that is similar but is based on our technology. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.

Effect of Government Regulation on our Business

        Information concerning regulation is provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs.”

Organizational Structure

        We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)

Check Point Software Technologies (Canada) Inc.	Canada

Check Point Software Technologies (Japan) Ltd.	Japan

Check Point Software Technologies (Singapore) PTE Ltd.	Singapore

Check Point Software Technologies (Netherlands) B.V.	Netherlands

Check Point Holding (Singapore) PTE Ltd.	Singapore

Check Point Holding (Singapore) PTE Ltd. - US Branch (1)	United States of America (New York)

Check Point Software Technologies Cayman Islands	Cayman Islands

Israel Check Point Software Technologies Ltd. China (2)	China

C.P.S.T. Sweden Holdings AB	Sweden

Protect Data AB	Sweden

SofaWare Technologies Ltd. (3)	Israel

NFR Technologies, Inc.	United States of America (Delaware)

NFR Security, Inc	United States of America (Delaware)

Zone Labs, L.L.C.	United States of America (California)

(1) Branch of Check Point Holding (Singapore) PTE Ltd.

(2) Branch of Check Point Software Technologies Ltd.

(3) We own 64% of the outstanding equity of SofaWare (57% on a fully diluted basis) as of December 31, 2007.

        Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A.	Argentina

Check Point Software Technologies (Australia) PTY Ltd.	Australia

Check Point Software Technologies (Austria) GmbH	Austria

Check Point Software Technologies (Belarus) LLC	Belarus

Check Point Software Technologies (Belgium) S.A.	Belgium

Check Point Software Technologies (Brazil) LTDA	Brazil

Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China

Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office)	China

Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic

Check Point Software Technologies (Denmark) ApS	Denmark

Check Point Software Technologies (Finland) Oy	Finland

Check Point Software Technologies SARL	France

Check Point Software Technologies GmbH	Germany

Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong

Check Point Software Technologies (India) Private Limited	India

Check Point Software Technologies (Italia) Srl (2)	Italy

Check Point Software Technologies Mexico S.A. de C.V.	Mexico

Check Point Software Technologies B.V.	Netherlands

Check Point Software Technologies Norway A.S.	Norway

Check Point Software Technologies (Poland) Sp.z.o.o.	Poland

Check Point Software Technologies (RMN) SRL.	Romania

Check Point Software Technologies (Russia) OOO	Russia

Check Point Software Technologies (Korea) Ltd.	S. Korea

Check Point Software Technologies (Spain) S.A.	Spain

C.P.S.T. Sweden A.B.	Sweden

Check Point Software Technologies (Switzerland) A.G.	Switzerland

Check Point Software Technologies (Taiwan) Ltd.	Taiwan

Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey

Check Point Software Technologies (UK) Ltd.	United Kingdom

(1) Representative Office of Check Point Software Technologies (Hong Kong) Ltd.

(2) 97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.

(3) 96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd., and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Protect Data AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Protect Data Internet Solutions AB	Sweden

Pointsec Sweden AB	Sweden

Pointsec Mobile Technologies AB	Sweden

Pointsec Norway AS	Norway

Pointsec Denmark A/S	Denmark

Oy Pointsec Finland AB	Finland

Pointsec Wireless Solutions AB	Sweden

Pointsec Mobile Technologies, Inc.	United States of America (California)

Pointsec Mobile Technologies Ltd.	United Kingdom

Pointsec Mobile Technologies GmbH	Germany

Pointsec Mobile Technologies SAS	France

Pointsec Mobile Technologies Pty Ltd.	Australia

Pointsec Mobile Technologies Limited	Hong Kong

Pointsec Mobile Technologies B.V.	Holland

Pointsec Mobile Technologies Pte Ltd.	Singapore

Pointsec K.K.	Japan

Reflex Software Ltd. (Jersey)	United Kingdom

Reflex Magnetics Ltd.	United Kingdom

Reflex Software Luxembourg SARL	Luxembourg

Property, Plants and Equipment

        In May 2007, we relocated to our new international headquarters in Tel Aviv, Israel that we purchased. The new international headquarters building contains approximately 170,000 square feet of office space and approximately 280,000 square feet of below-ground space for parking and other purposes. We also acquired rights for an additional building with approximately 130,000 square feet. We paid approximately $45.9 million in the aggregate for the new international headquarters building and the rights to the additional building, and this amount included the costs for renovating and modifying the buildings to our specifications.

        We lease offices in various locations around the world. Our principal offices are as follows:

Location	Primary Usage	Space (square feet)

Redwood City, California	U.S. Headquarters	48,384
San Francisco, California	Research and development	29,884
Irving, Texas	Technical support, education, professional services	26,725
Rockville, Maryland	Research and development	12,793
Stockholm, Sweden	Research and development	15,123

        In addition to the above, we lease the following office spaces:

Location	Primary Usage	Space (square feet)

Europe	Sales, research and development	64,550
Americas	Sales	27,836
Asia Pacific and Japan	Sales	12,890

Principal Capital Expenditures and Divestitures

        For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and capital resources.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on our consolidated financial statements, including the related notes, and should be read in conjunction with them. Our financial statements are provided in “Item 18 – Financial Statements”.

Overview

        We develop, market, and support a wide range of software and combined hardware and software products and services for information technology (IT) security, and offer our customers an extensive range of network security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized, real-time security updates. Our Open Platform for Security (OPSEC) framework, allows customers to extend the capabilities of our products and services, enabling integration with leading hardware appliances and third-party security software applications. Our products and services are sold to enterprises, service providers, small and medium-sized businesses and consumers. Our products are sold, integrated and serviced by a network of partners around the world.

        In January 2007, we completed a tender offer for the outstanding shares and warrants of Protect Data AB (“Protect Data”), which at the time was a public company listed on the Stockholm Stock Exchange. As of December 31, 2007, we had acquired the rights to all of the shares and warrants of Protect Data, on a fully diluted basis, and completed the integration of Protect Data into Check Point’s business. Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps the sensitive information stored on mobile computing devices, such as laptops, PDAs, smartphones, and removable media (e.g., USB devices), confidential and secure. With the acquisition of Protect Data, Check Point entered the data security market.

        Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security, and data security industries. If general economic and industry conditions fail to improve, or if they deteriorate, demand for our products could be adversely affected.

        We derive most of our revenues from sales of Internet security products primarily under our VPN-1 and related brands, as well as related revenues from software updates, maintenance and other services. We expect this to continue to be the case in the foreseeable future. Following the acquisition of Protect Data in 2007, we expect to derive revenues also from data security products and associated software updates, maintenance and support services.

        We derive our sales primarily through indirect channels. During 2007, we derived approximately 49% of our sales from our ten largest distributors (compared to 48% in 2006), with the largest distributor accounting for approximately 16% of our sales, and the second largest distributor accounting for approximately 14% of our sales. During 2006, these two distributors accounted for approximately 26% of our sales with the largest distributor accounting for approximately 15% of our sales, and the second largest distributor accounting for approximately 11% of our sales.

        The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
Region:	2005	2006	2007

Americas, principally U.S.	46%	46%	45%
Europe, Middle East and Africa	41%	42%	44%
Asia Pacific and Japan	13%	12%	11%

        For information on the impact of foreign currency fluctuations, you can see “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

■	Revenue recognition

■	Business combinations

■	Goodwill and other intangible assets

■	Realizability of long-lived assets

■	Accounting for income taxes

■	Equity-based compensation expense

■	Allowances for doubtful accounts

■	Valuation of investments

        In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors. You can see a summary of all of our significant accounting policies in Note 2 to our consolidated financial statements.

        Revenue recognition

        We generally derive our revenues from two primary sources:

■	New software products and licenses.

■	Software updates, maintenance and services.

        We recognize software revenue in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions” (collectively, “SOP 97-2”). We recognize software license revenue when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable, and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met. As required by SOP 97-2, we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

        Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement. Our support services grant our customers telephone access to technical support personnel during the term of the service. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

        We follow very specific and detailed guidelines in measuring revenue, several of which are discussed above. We determine the fair value of each type of undelivered element as follows:

        For enterprise products, we determine the fair value based on the renewal prices charged for our software updates, maintenance and support services. We offer several levels of services, classified by services offered, response time and availability. We have defined classes of customers, based on the total gross value of licensed software products the customer purchased from us. We price renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software products the customer purchased from us.

        For our consumer products, we determine the fair value based on the renewal prices of our software updates, maintenance and support services for the different products offered. The renewal prices are based on our price list.

        Business combinations

        In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed as well as to in-process research and development based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

        Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Critical estimates in valuing certain of the intangible assets include, but are not limited to, the following: future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

        In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation.

        Goodwill and other intangible assets

        We review goodwill for impairment annually during the fourth quarter of each fiscal year, and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its implied fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

        We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the implied fair value of the reporting unit, we use a discounted cash flow methodology, market multiples and market capitalization. Significant estimates that we use in these fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of fiscal 2007, did not result in an impairment charge.

        Realizability of long-lived assets

        We are required to assess the impairment of long-lived assets, tangible and intangible assets, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

        Upon determination that the carrying value of the asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows to the carrying amount of the asset, an impairment charge is recorded for the excess of fair value over the carrying amount. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our long-lived assets, tangible and intangible assets.

        Accounting for income tax

        On January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109) and SFAS No. 5 “Accounting for Contingencies” (“SFAS No. 5”).

        We recognize accrued interest related to unrecognized tax benefits in tax expense. We also have non-income tax obligations related to sales and use and employment-related taxes and ongoing appeals related to these tax matters that are outside the scope of FIN 48 and accounted for under SFAS No. 5.

        Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5 and SFAS No. 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 10 to Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

        Equity-based compensation expense

        We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual results differ from these estimates, equity-based compensation expense and our results of operations could be impacted.

        We estimate the fair value of employee stock options using a Black-Scholes Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions including the estimated volatility of our stock price over the term of the awards and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we have used historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

        Allowance for doubtful accounts

        We maintain an allowance for doubtful accounts for losses that may result from the failure of our channel partners to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts. Bad debt expense amounted to $648,000, $490,000 and $2,316,000 in 2005, 2006 and 2007, respectively.

        Valuation of investments

        Fair values of marketable securities are estimated using quoted market prices where available. For securities not actively traded, fair values are estimated using values obtained from our asset managers. To estimate the value of these investments, the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        Based on the Company’s intent with respect to a particular investment at the time of investment, the Company is generally required to classify its investments into one of three investment categories under GAAP:

Trading;

Held to maturity; or

Available for sale.

        The classification of the investment may affect our reported results. For investments classified as trading, we are required to recognize changes in the fair values into income for the period reported. For investments classified as held to maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. Changes in the fair value of investments classified as available for sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We classify our investments as available-for-sale. Had we reported all the changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2007, would have increased by $8.5 million.

        We regularly review our investments for factors that may indicate that a decline in the fair value of an investment below its cost or amortized cost is other than temporary. Some factors considered in evaluating whether or not a decline in fair value is other than temporary include:

Our ability and intent to retain the investment for a period of time sufficient to allow for a recovery in value;

The duration and extent to which the fair value has been less than cost; and

The financial condition and prospects of the issuer.

        Such reviews are inherently uncertain in that the value of the investment may not fully recover or may decline further in future periods resulting in realized losses.

Results of operations

        The following table presents information concerning our results of operations in 2005, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007
	(in thousands)

Revenues:
Products and licenses	$281,364	$241,961	$309,785
Software updates, maintenance and services	297,986	333,180	421,092

Total revenues	579,350	575,141	730,877

Operating expenses*:
Cost of products and licenses	11,005	13,378	30,276
Cost of software updates, maintenance and services	14,121	17,639	24,301
Amortization of technology	5,414	5,414	27,724

Total cost of revenues	30,540	36,431	82,301

Research and development	50,542	62,210	80,982
Selling and marketing	142,336	157,114	217,491
General and administrative	24,244	43,503	53,527
Acquired in-process R&D	-	1,060	17,000

Total operating expenses	247,662	300,318	451,301

Operating income	331,688	274,823	279,576
Financial income, net	54,177	63,647	49,725

Income before taxes on income	385,865	338,470	329,301
Taxes on income	66,181	60,443	48,237

Net income	$319,684	$278,027	$281,064

* Including pre-tax charges for amortization of intangible assets, acquisition related expenses and stock-based compensation in the following items:

Amortization of intangible assets and acquisition
related expenses
Selling and marketing	$228	$604	$12,260
General and administrative	-	927	-

Total	$228	$1,531	$12,260

Stock-based compensation
Cost of products and licenses	$-	$39	$65
Cost of software updates, maintenance and services	408	470	668
Research and development	1,252	9,371	4,309
Selling and marketing	1,825	7,997	8,780
General and administrative	260	18,515	20,230

Total	$3,745	$36,392	$34,052

        The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

Revenues:
Products and licenses	49%	42%	42%
Software updates, maintenance and services	51	58	58

Total revenues	100	100	100

Operating expenses:
Cost of products and licenses	2	2	4
Cost of software updates, maintenance and services	2	3	3
Amortization of technology	1	1	4

Cost of revenues	5	6	11

Research and development	9	11	11
Selling and marketing	25	27	30
General and administrative	4	8	8
Acquired in-process R&D	-	-	2

Total operating expenses	43	52	62

Operating income	57	48	38
Financial income, net	9	11	7

Income before taxes on income	66	59	45
Taxes on income	11	11	7

Net income	55%	48%	38%

        Revenues

        We derive our revenues mainly from the sale of products and licenses, and related software updates, maintenance and other services. Our revenues were $579.4 million in 2005, $575.1 million in 2006 and $730.9 million in 2007.

        Total revenues in 2006 remained flat compared to 2005. In 2006, a decrease of $39.4 million in product revenues was offset by an increase of $35.2 million in sales of software updates, maintenance and other service revenues. In 2006, we experienced strength in sales of our software updates, maintenance and other services revenues, attributed primarily to greater account coverage of our new software updates, maintenance and support programs, mainly in Europe, where we experienced growth of approximately 22% in sales of our software updates, maintenance and other services revenue. In addition, sales of our SmartDefense service grew by 43% in 2006 compared to 2005, and we also experienced growth of software update and maintenance sales in the consumer business.

        Total revenues in 2007 grew by 27% compared to 2006. Of that increase, 13% was attributed to Check Point’s traditional business and the remainder was due to the inclusion of Protect Data in our results for 2007. Protect Data contributed $82.8 million to our revenues in 2007. The increase of 28% in product and licenses revenues is mainly attributed to the inclusion of Protect Data in our results of operations for 2007. Software updates, maintenance and other services revenues grew by 26% compared to 2006.

        Over the last three years, product and license revenues as a percentage of revenues decreased from 49% in 2005 to 42% in both 2006 and in 2007. The reason for the decline as a percentage of revenue is because of the broad coverage of our installed base with our software updates, maintenance and support programs, and the maturity of our enterprise perimeter security business.

        Cost of revenues

        Total cost of revenues was $30.5 million in 2005, $36.4 million in 2006 and $82.3 million in 2007. Cost of revenues includes cost of product and licenses, cost of software updates, maintenance and services and amortization of technology.

        Our cost of products and licenses is comprised of the cost of software and hardware production, manuals, packaging, and license fees paid to third parties. Cost of products and licenses was $11.0 million in 2005, $13.4 million in 2006, and $30.3 in 2007, and represented 2% of revenues in 2005, 2% of revenues in 2006, and 4% in 2007. In 2006 and 2007, these amounts include stock-based compensation of $39 thousand and $65 thousand respectively, resulting from the adoption of SFAS No. 123(R). The increase in 2006 was mainly due to increased sales of hardware-based products and to an increase in licensing expenses, which accounted for approximately $3 million. In 2007 the increase was mainly due to increased sales of hardware based products and increase in licensing expenses, which accounted for approximately $13.3 million and the inclusion of Protect Data in our financial results which accounted for approximately $2.8 million. We anticipate that cost of products and licenses will increase in 2008, in order to support an expected growth in revenues and increased volume of appliance sales.

        Our cost of software updates, maintenance and services includes the cost of post-sale customer support, training and consulting. The cost of software updates, maintenance and services was $14.1 million in 2005, $17.6 million in 2006 and $24.3 in 2007, and represented 2% of revenues in 2005, and 3% of revenues in both 2006 and 2007. These amounts include stock-based compensation related to the acquisition of Zone Labs in the amount of $0.4 million in 2005. In 2006 and 2007, these amounts include stock-based compensation of $0.5 million and $0.7 million, respectively, resulting from the adoption of SFAS No. 123(R). In 2006, we experienced an increase in cost of software updates, maintenance and services, primarily related to an increase in our support organization headcount, from 122 employees at the end of 2005 to 163 employees at the end of 2006, resulting in an additional compensation expense of approximately $1.8 million, in order to support the growth in software updates, maintenance and services revenues. We have continued to grow our support organization in parallel with the introduction of new support programs at the international level, and as a result of the inclusion of Protect Data and at the end of 2007, we had 225 employees, of which 18 originated from Protect Data. The continued increase in number of employees resulted in an additional compensation expense of approximately $4.8 million in 2007. The inclusion of Protect Data in our results for 2007 increased the cost of software updates, maintenance and services by approximately $2.4 million. We anticipate that cost of software updates, maintenance and services expenses in 2008 will increase due to an expected increase in support personnel as a result of hiring new employees, and due to an expected increase in payroll and related expenses.

        Amortization of technology related to the acquisition of Zone Labs was $5.4 million in 2005 and 2006. In 2007, amortization of technology increased to $27.7 with the inclusion of Protect Data and NFR. The intangible assets added in connection with the acquisitions are amortized over their useful lives on a straight-line basis, which represents the expected pattern of usage.

        Research and Development

        Research and development expenses consist primarily of salaries and other related expenses for research and development personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $50.5 million in 2005, $62.2 million in 2006, and $81.0 million in 2007. These amounts include stock-based compensation related to the acquisition of Zone Labs in the amount of $1.3 million in 2005. In 2006 and 2007, these amounts include stock-based compensation of $9.4 million and $4.3 million, respectively, resulting from the adoption of SFAS No. 123(R). Research and development expenses represented 9% of revenues in 2005 and 11% of revenues in 2006 and in 2007. In addition to the above-mentioned expenses in 2006, the increase in research and development expenses was mainly due to an increase in our research and development headcount, from 520 at the end of 2005 to 573 at the end of 2006, resulting in an additional expense of approximately $3.3 million. In 2007, the research and development expenses was mainly due to growth in headcount, from 573 at the end of 2006 to 673 at the end of 2007, of which 68 came from Protect Data acquisition, resulting in an additional expense of approximately $15.5 million. The inclusion of Protect Data in our financial results in 2007 contributed approximately $9.7 million to expenses. In addition, in 2006, strengthening of the Israeli Shekel compared to the U.S. dollar contributed approximately $0.5 million to expenses, and in 2007, the strengthening of the Israeli Shekel, Euro, British Pound and the Swedish Krona compared to U.S dollar contributed approximately $1.8 million to expenses. The majority of our developers are located in Israel, where compensation related expenses are paid in Israeli Shekels; additional development expenses occur in Swedish Krona for our development center in Sweden, while our expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel, the Swedish Krona and the U.S. dollar, have affected and may in the future affect our expense level. We anticipate that research and development expenses in 2008 will increase due to an expected increase in research and development personnel as a result of hiring new employees, and due to an expected increase in payroll and related expenses.

        Selling and Marketing

        Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, travel and other related expenses. Selling and marketing expenses were $142.3 million in 2005, $157.1 million in 2006, and $217.5 million in 2007. These amounts include amortization of intangible assets and stock-based compensation relating to the acquisition of Zone Labs in the amount of $2.1 million in 2005. In 2006, the amount includes amortization of intangible assets of $0.6 million, relating to the acquisition of Zone Labs, and stock-based compensation of $8.0 million, resulting from SFAS No. 123(R). In 2007, the amount included amortization of intangible assets of $12.3 million, relating to the acquisition of Zone Labs, NFR, and Protect Data, and stock based compensation of $8.8 million, resulting from the adoption of SFAS No. 123(R). Selling and marketing expenses represented 25% of revenues in 2005, 27% of revenues in 2006, and 30% of revenues in 2007. In 2006, the increase in selling and marketing expenses was primarily due to an increase in our sales and marketing headcount, from 536 at the end of 2005 to 580 at the end of 2006, resulting in an additional expense of approximately $5.6 million. In 2007, the increase in selling and marketing expenses was primarily due to an increase in our sales and marketing headcount, from 580 at the end of 2006 to 717 at the end of 2007, and the associated increase in travel, entertainment and facilities expenses. Of those, 134 came from Protect Data, resulting in an increase in expenses of approximately $27.9 million. In addition, strengthening of the Euro compared to the U.S. dollar contributed approximately $0.6 million to the 2006 compensation expenses, and approximately $2.2 million to the 2007 compensation expenses. Our expenses in Europe, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies, while being reported in U.S. dollars. Therefore, changes to the exchange rates between the Euro and the U.S. dollar have affected, and may in the future affect, our expense level. We anticipate that selling and marketing expenses will increase in 2008 due to an expected increase in marketing activities, headcount, payroll and related expenses.

        General and Administrative

        General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other expenses. General and administrative expenses were $24.2 million in 2005, $43.5 million in 2006, and $53.5 million in 2007. In 2006, these amounts included acquisition related expenses and stock-based compensation, as a result of SFAS No. 123(R), in the amount of $19.4 million. In 2007, these amounts included stock-based compensation as a result of the adoption of SFAS No. 123(R), in the amount of $20.2 million. General and administrative expenses represented 4% of revenues in 2005 and 8% of revenues in 2006 and in 2007. The increase in general and administrative expenses in 2006, as compared to 2005, as a percentage of revenues, is mainly attributable to the inclusion of stock-based compensation as a result of the adoption of SFAS No. 123(R), in the amount of $18.5 million. The increase in general and administrative expense in 2007, as compared to 2006, is mainly due to Protect Data acquisition, resulting in an increase in expenses of approximately $5 million and an increase of doubtful account expenses. We anticipate that general and administrative expenses will increase in 2008 due to an expected increase in headcount and related expenses.

        In-Process Research and Development

        Upon the acquisition of Protect Data in January 2007, we recorded a $17 million charge for acquired in-process research and development (IPR&D). This expense was attributable to projects which have as not yet reached technological feasibility and with no alternative future use. The value of IPR&D was determined using discounted cash flow approach. The expected future cash flow attributable to IPR&D was discounted at 17.5%. At the time of the acquisition of Protect Data, we estimated that these IPR&D projects were 17% complete and would be completed in 2008.

        Upon the acquisition of NFR in December 2006, we recorded a $1.1 million charge for acquired IPR&D. This expense was attributable to projects which qualified as not yet having reached technological feasibility and with no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. The expected future cash flow attributable to IPR&D was discounted at 22%. At the time of the acquisition of NFR, we estimated that these IPR&D projects were 40% complete and would be completed in 2007.

        Stock-Based Compensation

        In 2006, we adopted SFAS No. 123(R), which had a material adverse effect on our results of operations, although it did not have an impact on our overall financial position or cash flow. In 2006, we incurred $36.4 million and in 2007, we incurred $34.1 million of stock-based compensation expense as a result of SFAS No. 123(R). We anticipate that 2008 stock-based compensation expense will be at the same level or higher then in 2007 as a result of stock-based compensation to employees.

        Operating Margin

        We had operating margins of 57% in 2005, 48% in 2006, and 38% in 2007. The decrease in operating margin between 2005 and 2006 is attributable primarily to the adoption of SFAS No. 123(R), which contributed 6% to the decline in margin, and to an increase in operational expenses due to growth in our sales and support headcount, which contributed 3% to the decline in margin. The decrease of 10% in operating margin between 2006 and 2007 is attributable primarily to the acquisition of Protect Data and the inclusion of its operations in our financial results. Of that decrease, 5% of the decline in margin is attributable to acquisition-related expenses and the amortization of technology and 5% of the decline in margin is attributable to the increased level of operating expenses as a result of the acquisition.

        We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

        Financial Income, Net

        Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net Financial income was $54.2 million in 2005, $63.6 million in 2006, and $49.7 million in 2007. As we usually hold debentures until maturity, our current portfolio’s yield stems mainly from market interest rates and the yield of securities at the day of the investment. As most of our investments are in U.S. dollars, our financial income is heavily dependent on prevailing U.S. interest rates. The increase in net financial income in 2006 is mainly attributable to a rise in interest rate, while our portfolio size was $1,650 million at the end of the year. The decrease in net financial income in 2007 was primarily due to the decrease in our portfolio size resulting from the approximately $614 million in cash we used to acquire Protect Data and from declining interest rates.

        As interest rates in the U.S have decreased in the beginning of 2008 and are expected to further decrease during 2008, we believe that this trend will result in a lower portfolio yield. See also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Market performance and other changes may decrease the value of assets”.

        Taxes on Income

        Our effective tax rate was 17% in 2005, 18% in 2006, and 15% in 2007. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise and Privileged Enterprise status granted to our production facilities in Israel (as described in Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”). Our effective tax rate further decreased in 2007, as a result of the acquisition of Protect Data and an increase in the tax-exempt income deriving from our Privileged Enterprise. Our effective tax rate may increase in 2008, as a result of changing in tax regulation.

        Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us under Israeli law require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Quarterly Results of Operations

        The following tables set forth certain unaudited consolidated statements of income data from Reports of Foreign Private Issuer on Form 6-K we filed during 2006 and 2007, as well as the percentage of our revenues represented by each item. We prepare our unaudited consolidated financial statements on the same basis as our audited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements, including the related notes, appearing in “Item 18 – Financial Statements.”

	Year Ended December 31, 2006				Year Ended December 31, 2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)

Revenues:
Products and licenses	$54,819	$58,492	$58,787	$69,863	$66,048	$73,318	$76,890	$93,529
Software updates, maintenance
and services	78,773	80,444	83,731	90,232	97,921	102,874	107,122	113,175

Total revenues	133,592	138,936	142,518	160,095	163,969	176,192	184,012	206,704

Operating expenses:
Cost of products and licenses	2,745	3,076	3,579	3,978	5,240	6,747	8,511	9,778
Cost of software updates,
maintenance and services	3,968	4,458	4,485	4,728	5,458	5,899	6,249	6,695
Amortization of technology	1,354	1,354	1,353	1,353	6,262	7,154	7,154	7154

Total cost of revenues	8,067	8,888	9,417	10,059	16,960	19,800	21,914	23,627
Research and development	16,283	15,911	14,266	15,750	18,868	20,775	19,885	21,454
Selling and marketing	36,363	39,716	38,013	43,022	52,162	55,176	52,515	57,638
General and administrative	12,161	10,393	10,383	10,566	14,100	11,621	12,038	15,768

Acquired in-process R&D	-	-	-	1,060	17,000	-	-	-

Total operating expenses (*)	72,874	74,908	72,079	80,457	119,090	107,372	106,352	118,487

Operating income	60,718	64,028	70,439	79,638	44,879	68,820	77,660	88,217
Financial income, net	15,508	16,218	15,595	16,326	13,068	11,645	11,569	13,443

Income before taxes on income..	76,226	80,246	86,034	95,964	57,947	80,465	89,229	101,660
Taxes on income	14,593	14,530	14,897	16,423	10,999	11,004	12,491	13,743

Net Income	$61,633	$65,716	$71,137	$79,541	$46,948	$69,461	$76,738	$87,917

Basic earnings per share	$0.25	$0.27	$0.31	$0.35	$0.21	$0.31	$0.35	$0.40
Shares used in computing basic
earnings per share	243,740	240,982	231,008	226,471	224,917	223,291	221,893	220,132
Diluted earnings per share	$0.25	$0.27	$0.31	$0.35	$0.21	$0.31	$0.34	$0.39
Shares used in computing diluted
earnings per share	245,698	240,982	231,656	228,865	227,691	226,151	224,974	222,993

* Including pre-tax charges for amortization of intangible assets and acquisition related expenses related to the acquisition of Zone Labs, NFR and Protect Data; stock-based compensation (related to the acquisition of Zone Labs in 2005 and SFAS No. 123(R) in both 2006 and 2007); in the following items:

	Year Ended December 31, 2006				Year Ended December 31, 2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)

Amortization of intangible
assets and acquisition
related expenses
Selling and marketing	151	151	151	151	2,708	3,184	3,184	3,184
General and administrative	927	-	-	-	-	-	-	-

Total	1,078	151	151	151	2,708	3,184	3,184	3,184

Stock-based compensation
Cost of products and licenses	$19	$9	$6	$5	$11	$13	$27	$14
Cost of software updates,
maintenance and services	91	50	82	247	117	193	161	197
Research and development	3,549	2,968	909	1,945	1,010	1,060	1,225	1,014
Selling and marketing	2,619	2,197	966	2,215	1,721	2,627	2,459	1,973
General and administrative	5,322	4,091	4,510	4,592	5,479	4,695	4,427	5,629

Total	$11,600	$9,315	$6,473	$9,004	$8,338	$8,588	$8,299	$8,827

        As a percentage of revenues:

	Year Ended December 31, 2006				Year Ended December 31, 2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues:
Products and licenses	41%	42%	41%	44%	40%	42%	42%	45%
Software updates, maintenance
and services	59	58	59	56	60	58	58	55

Total revenues	100	100	100	100	100	100	100	100

Operating expenses:
Cost of products and licenses	2	2	3	2	3	4	5	5
Cost of software updates,
maintenance and services	3	3	3	3	3	3	3	3
Amortization of technology	1	1	1	1	4	4	4	3

Total cost of revenues	6	6	7	6	10	11	12	11
Research and development	12	11	10	10	12	12	11	10
Selling and marketing	28	29	27	27	32	31	29	28
General and administrative	9	8	7	7	9	7	6	8
Acquired in-process R&D	-	-	-	-	10	-	-	-

Total operating expenses	55	54	51	50	73	61	58	57

Operating income	45	46	49	50	27	39	42	43
Financial income, net	12	12	11	10	8	6	6	6

Income before taxes on income	57	58	60	60	35	45	48	49
Taxes on income	11	11	10	10	6	6	6	6

Net Income	46%	47%	50%	50%	29%	39%	42%	43%

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

        Our expense levels are based, in part, on expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to the above, it is likely that in some future quarters, our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ordinary shares would likely decline significantly.

Adoption of New Accounting Standards

        In September 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48, on January 1, 2007, did not result in a change to our retained earning. The total amount of gross unrecognized tax benefits as of January 1, 2007 and December 31, 2007, were $70.5 million and $78.5 million, respectively.

New Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for financial statement issued for fiscal years beginning on January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. We are not expecting the adoption will have material impact on our consolidated financial statements.

        In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for financial statement issued for fiscal years beginning on January 1, 2008. We are not expect the adoption will have material impact on our consolidated financial statements

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141R on our consolidated results of operations and financial condition.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are not expecting that the adoption of SFAS No. 160 will have significant impact on our consolidated financial statement.

Liquidity and Capital Resources

        In 2007, we have financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments, and long-term interest bearing investments, were $1,649.9 million as of December 31, 2006, and $1,241.5 million as of December 31, 2007. Our cash and cash equivalents and short-term investments were $1,091.0 million as of December 31, 2006, and $842.0 million as of December 31, 2007. Our long-term interest bearing investments were $558.9 million as of December 31, 2006, and $399.5 million as of December 31, 2007. At the end of 2002, we established a wholly owned subsidiary in Singapore that serves as a vehicle for our international investments and to manage our financial assets. This subsidiary currently holds the majority of our investments. We generated net cash from operations of $358 million in 2005, $367.5 million in 2006, and $375 million in 2007. Net cash from operations for 2005 consisted primarily of net income adjusted for non cash activity, plus an increase in deferred revenue, offset by an increase in trade receivables, net, and a decrease in employee and payroll accruals. Net cash from operations for 2006 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, plus an increase in deferred revenue, offset by an increase in trade receivables, net. Net cash from operations for 2007 consisted primarily of net income adjusted for non-cash activity, including in-process research and development, stock-based compensation expenses, amortization of intangible assets, plus an increase in deferred revenue, offset by a decrease in accrued expenses and other liabilities and trade payables and an increase in trade receivables, net.

        Net cash provided by (used in) investing activities was $(39.9) million in 2005, $236.5 million in 2006, and $(206.5) million in 2007. In 2005, net cash used in investing activities consisted primarily of investments in marketable securities offset by proceeds from marketable securities. In 2006, net cash provided by investing activities consisted primarily of proceeds from marketable securities offset by investments in marketable securities, the purchase of an office building in Israel, and net cash paid in conjunction with the acquisition of NFR. In 2007, net cash used in investing activities consisted primarily of net cash paid in conjunction with the acquisition of Protect Data, investments in marketable securities and renovations to our office building in Israel offset by proceeds from marketable securities. Our capital expenditures amounted to $4.9 million in 2005, $44.9 million in 2006 and $16.7 million in 2007. Our capital expenditures for 2005 consisted primarily of computer equipment and software for our research and development and technical services organization’s efforts; as well as increasing infrastructure to enable operation expansion. In 2006, in addition to capital expenditures specified above, we purchased an office building in Israel that was occupied in May 2007 for a total amount of $35.25 million. Additional payments in 2006 for taxes related to the purchase and for the building renovation totaled $3.58 million. In 2007, our capital expenditures consisted primarily of renovation of our office building in Israel for total of $7.04 million, computer equipment and software for our research and development and technical services organization’s efforts, as well as an increasing infrastructure to enable operation expansions.

        Net cash used in financing activities was approximately $182.0 million in 2005, $383.1 million in 2006, and $178.3 million in 2007. In 2005, 2006 and 2007, net cash used in financing activities was attributed primarily to the purchase of treasury shares. Our board of directors approved $1.2 billion in the form of four programs to repurchase ordinary shares. Each of the first three programs authorized the repurchase of up to $200 million, and the fourth program authorized the repurchase of up to $600 million. The first program was announced on October 28, 2003, and ended on August 24, 2004. The second program was announced on October 28, 2004, and ended on May 31, 2005. The third program was announced on July 25, 2005, and ended on May 18, 2006. The fourth program was announced on May 22, 2006, and is still in effect. Under the repurchase programs we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume, and other factors. We fund the share purchases from available working capital. The repurchase programs have no time limit and may be suspended from time to time or discontinued. In 2005, we purchased a total of 10.6 million shares at a total cost of $236.9 million, at an average price of $22.3 per share. In 2006, we purchased a total of 23.2 million shares at a total cost of $435.5 million, at an average price of $18.7 per share. In 2007, we purchased a total of 9.0 million shares at a total cost of $209.8 million, at an average price of $23.3 per share. Since the first repurchase program was implemented, through the end of 2007, we purchased a total of 54.8 million shares for a total cost of $1,126.8 million, at an average price of $20.6 per share.

        Our securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Amortization of premium, discount and interest is recorded in our statements of income.

        Our principal sources of liquidity consist of our cash and cash equivalents and marketable securities (which aggregated $1,241.5 million as of December 31, 2007), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital requirements for the foreseeable future.

        We have funded the acquisition of NFR in December 2006 from our operating cash flow.

        We funded the acquisition of Protect Data in 2007 for approximately $614 million from our cash and cash equivalents balances as well as our marketable securities portfolio. We funded roughly 62% of the acquisition price with our money markets funds balances, and the remainder was funded by selling a small portion of our marketable securities portfolio.

Research and Development, Patents and Licenses, etc.

        Additional details are provided in this Item 5, under the caption “Results of operations”.

Trend Information

        Additional details are provided in this Item 5, under the caption “Results of operations”.

Off-Balance Sheet Arrangements

        We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create contingent obligations.

Tabular Disclosure of Contractual Obligations

        The following table summarizes our material contractual obligations as of December 31, 2007:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$17,301	$6,030	$7,596	$3,376	$299
Uncertain income tax position *	$78,545
Amount due to shareholders in
connection with Protect Data's
acquisition	$8,579	$8,579
Severance pay**	$14,403	-	-	-	-

Total	$118,828

*	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 10a of the Combined Notes to Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

**	Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation, for funds deposited prior to 2007, if the employee voluntarily resigns. Of this amount, only $5.1 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        Our directors and executive officers as of December 31, 2007, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer
and Chairman of the
Board
Marius Nacht	Vice Chairman of the
Board
Jerry Ungerman	Vice Chairman of the
Board
Eyal Desheh	Executive Vice
President and Chief
Financial Officer
Yoav Chelouche (3)	Director	✓	✓	✓
Irwin Federman (3)	Director	✓	✓	✓	✓	✓
Guy Gecht	Director	✓	✓	✓	✓
Dan Propper	Director	✓
Ray Rothrock	Director	✓	✓	✓	✓	✓
David Rubner	Director	✓		✓		✓
Tal Shavit	Director	✓				✓

(1)	“Independent Director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ Global Select Market regulations (see explanation below).

(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).

(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee (see “Item 16A – Audit Committee Financial Expert”).

        Gil Shwed, one of our founders, is the Chairman of our board of directors, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed also served as our President from our incorporation until 2001. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is a member of the Board of Trustees of Tel Aviv University and the Chairman of the Board of Trustees of the Youth University of Tel Aviv University.

        Marius Nacht, one of our founders, has served as Vice Chairman of our board of directors since 2001 and continues as a board member. Mr. Nacht has served as one of our directors since we were incorporated in 1993. From 1999 through 2005 Mr. Nacht served as our Senior Vice President. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

        Jerry Ungerman was appointed Vice Chairman of our board of directors in 2005, and he is responsible for leading our partner and customer relations. From 2001 until 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a bachelor’s degree in Business Administration from the University of Minnesota.

        Eyal Desheh has been our Chief Financial Officer since 2000 and he has also served as our Executive Vice President since 2005. Mr. Desheh is responsible for our worldwide financial and operational management, consumer business management and corporate development. From 1996 until 2000, he served as Chief Financial Officer of Scitex Corporation Ltd., a world leader in digital imaging solutions for graphics communications. Before joining Scitex, he served in numerous financial management and business development roles, including Vice President for business development and strategy at Bezeq – The Israeli Telecommunications Corp., Ltd., Deputy Chief Financial Officer of Teva Pharmaceutical Industries Ltd., President of H.L. Financial Services Ltd. and Vice President of Bank Hapoalim New York. Mr. Desheh earned a bachelor’s degree in Economics and an MBA in Finance, both from the Hebrew University of Jerusalem. On May 1, 2008, Mr. Desheh will cease to be a full time employee of our company.

        Yoav Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems (NASDAQ: SCIX), from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is the Chairman of the Board of Dmatek Ltd., Chairman of the Board of Rosetta Genomics Ltd., and a member of the board of directors of a number of private companies. He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children. Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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

        Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer and Chairman of the Board of Electronics For Imaging, Inc. (EFI), a leader in digital imaging and print management solutions for commercial and enterprise printing.  Mr. Gecht has served in this position since January 2000.  From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies.  Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

        Dan Propper has served as one of our directors since 2006. Mr. Propper is the Chairman of the Board of the Osem group, a leading Israeli manufacturer of food products. Mr. Propper served as the CEO of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received prestigious accolades for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the boards of the First International Bank of Israel, Delta Galil Industries Ltd., Osem Investments Ltd., and a number of private companies, including Tivall Ltd. and Sabra Salads Ltd., subsidiaries of Osem. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel, and of the executive committee of Tel Aviv University. Mr. Propper earned a B.Sc. summa cum laude in Chemical Engineering and Food Technology from the Technion.

        Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is Managing General Partner of Venrock Associates, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology, and an M.B.A. from the Harvard Business School.

        David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner serves on the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London; and an M.S. in Electrical Engineering from Carnegie Mellon University; and he was a recipient of the Industry Prize in 1995.

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

        Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2007. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

        Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

        The term of each director, other than our outside directors (as described below), will expire at our 2008 annual meeting of shareholders. The terms of our outside directors will expire in 2008 and 2009, as described below.

        Compensation of directors and officers

        The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.1 million for the year ended December 31, 2006, and approximately $2.0 million for the year ended December 31, 2007. This does not include amounts we expensed for business travel, professional and business association dues, and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel. In addition, only directors who are not officers receive compensation for serving as directors.

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

        Each non-employee director who is first elected or appointed to the board of directors is granted an option to purchase 50,000 ordinary shares on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional 25,000 ordinary shares, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

        All options to directors are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of grant.

        As of December 31, 2007, our executive officers and directors held options to purchase an aggregate of approximately 20.9 million shares and held 45 thousands restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $13.00 and $79.79, and their expiration dates range between July 2008 and September 2014. During 2007, we granted our executive officers and directors options to purchase an aggregate of approximately 2.2 million shares and 21 thousands restricted stock units under our stock option and equity incentive plans. The exercise price of these options is $23.65, and their expiration date is September 3, 2014. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and officers holds more than 1% of our outstanding shares.

Board Practices

        Our board of directors currently consists of ten members. Under our articles of association, the board is to consist of between six and twelve members. Each director (other than an outside director, as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by the board of directors and serves at the discretion of the board. All of our officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers, or key employees.

        Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director or may cancel the appointment of an alternate director. Any person eligible to serve as a director, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the board, for a specified period of time, a specified meeting or action of the board or until notice is given of the cancellation of the appointment. No director has appointed, and, to our knowledge, no director intends to appoint, any other person as an alternate director.

        Outside and independent directors

        Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee, and at least one outside director must serve on each committee of the board of directors. As of December 31, 2007, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Irwin Federman’s and Ray Rothrock’s third term of office will expire in 2008. Yoav Chelouche’s and Guy Gecht’s first term of office will expire in 2009.

        Independent directors. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, requires issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have a majority of independent directors within the meaning of the applicable NASDAQ regulations. Our board of directors complies with these requirements by including a majority of members who are independent directors within the meaning of the applicable NASDAQ regulations. As of December 31, 2007, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations. Our independent directors have regularly held meetings at which only independent directors are present.

        Committees of the board of directors

        Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, compensation committee, and nominating committee.

        Audit committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director whom we employ or who provides services to us on a regular basis, a controlling shareholder, or certain relatives of a controlling shareholder. In addition, the NASDAQ regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the NASDAQ regulations. Irwin Federman is the chairman of the audit committee. Yoav Chelouche, Guy Gecht, Ray Rothrock and David Rubner serve as the other members of our audit committee. The audit committee has adopted an audit committee charter as required by the NASDAQ regulations.

        The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent accountants and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent accountants and takes those actions, as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee also is required to monitor whether there are any deficiencies in the administration of our company, including by consulting with the internal auditor, and to review and approve related party transactions.

        Compensation committee. Our compensation committee consists of Irwin Federman, Guy Gecht, and Ray Rothrock. The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee equity incentives under our equity incentive plans, and determining salaries and bonuses for our executive officers and incentives for our other employees. The compensation committee has adopted a compensation committee charter.

        Nominating committee. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, and provides oversight in the evaluation of our board of directors and each committee. Our nominating committee consists of Irwin Federman, Ray Rothrock, David Rubner, and Tal Shavit. The nominating committee has adopted a nominating committee charter.

Employees

        As of December 31, 2007, we had 1,901 employees.

        Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function:	2005	2006	2007

Research, development, and quality assurance	520	573	673
Marketing, sales, and business development	536	580	717
Customer support	122	163	225
Information systems, administration, finance and operations	236	252	286

Total	1,414	1,568	1,901

        From time to time, we also engage a limited number of consultants, subcontractors, and temporary help. As of December 31, 2007, we had 31 people of this nature.

        Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Region:	2005	2006	2007

Israel	612	708	797
United States	564	585	615
Rest of the World	238	275	489

Total	1,414	1,568	1,901

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

        The following table shows information regarding beneficial ownership by our directors and executive officers as of December 31, 2007. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

        The share numbers and percentages listed below are based on 218,553,498 shares outstanding as of December 31, 2007.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration

Gil Shwed	33,309,822	14.7%	Ordinary shares	8,350,000	$13.00 - $42.31	07/14/2008-09/03/2014

Marius Nacht (4)	20,851,795	9.4%	Ordinary shares	2,349,999	$13.00 - $42.31	07/14/2008-09/26/2012
All directors and officers
as a group (11 persons
including Messrs. Shwed
and Nacht) (5)	56,898,812	24.5%	Ordinary shares	13,301,249	$13.00 - $79.79	07/14/2008-09/03/2014

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2007 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from December 31, 2007. The exercise price of some of these options is greater than our current share market price.

(4)	In addition to the amount above, Mr. Nacht is the beneficiary of a trust that holds 4,056,800.

As of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. The trust is irrevocable and the portion of the trust that was deposited in May 2005 expired in May 2007. In July 2006, Mr. Nacht added 1,000,000 shares to the trust.   This addition to the trust is irrevocable and is scheduled to expire July 2008. Mr. Nacht is also the beneficiary of a trust that as of November 2006, the date on which the trust was established by Mr. Nacht, held 3,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire November 2008. Mr. Nacht does not control the trusts and has limited access to information concerning activities and holdings of the trusts. Mr. Nacht disclaims beneficial ownership of the shares held in the trusts.

(5)	Each of Messrs. Ungerman, Desheh, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

        The following table summarizes our equity incentive plans as of December 31, 2007:

Plan	Share reserved	Option and RSUs grants net *	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options and RSUs exercisable

2005 United States Equity
Incentive Plan	24,000,000	1,383,137	1,271,720	$16.8-$23.65	09/26/2012-09/03/2014	321,212
2005 Israel Equity
Incentive Plan	36,000,000	5,557,533	5,425,122	$16.8-$23.65	09/26/2012-09/03/2014	971,446
1996 United States Stock
Option Plan	41,609,293	41,609,293	2,627,939	$13.00-$79.79	04/04/2008-07/24/2012	2,291,667
1996 Israel Stock Option
Plan	39,159,206	39,159,206	15,538,910	$13.00-$51.21	04/03/2008-09/26/2012	11,214,715
Zone Labs 1998 Stock
Option Plan	2,461,981	2,461,981	87,197	$1.66-$6.08	08/29/2009-03/21/2014	84,948
Employee Stock Purchase
Plan	6,000,000	2,508,307
Pointsec Stock Option Plan	751,756	576,231	437,559	$2.78-$19.45	02/28/2008-02/28/2012	190,207

        * “Grants net” is calculated by subtracting options expired or forfeited.

        In 2005, we adopted two new equity incentive plans: our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan; and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans are in effect until 2015. Following ratification of the new plans by our shareholders in September 2005, we stopped issuing options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Number of ordinary shares reserved for future grants under 2005 plans

        We initially reserved a total of 50,000,000 ordinary shares for future grants under the 2005 U.S. plan and the 2005 Israel plan (specifically, 20,000,000 ordinary shares under the 2005 U.S. Plan, and 30,000,000 ordinary shares under the 2005 Israel Plan). These are in addition to the shares issuable upon the exercise of options outstanding under our 1996 United States Stock Option Plan, our 1996 Israel Stock Option Plan, the Zone Labs 1998 Stock Option Plan, our Employee Stock Purchase Plan, and Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, which are described in greater detail below. Since January 2006, this number increases automatically by an aggregate of 5,000,000 shares a year for both plans combined, of which 2,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 U.S. Plan, and 3,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 Israel Plan.

        Any ordinary shares subject to awards under our 2005 U.S. Plan or 2005 Israel Plan are deducted from the number of ordinary shares reserved for issuance under that plan. If any ordinary shares are issued as Restricted Stock, Restricted Stock Units (RSUs), or Performance Shares under our 2005 U.S. Plan or 2005 Israel Plan, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, twice this number of ordinary shares is deducted from the number of ordinary shares reserved for issuance under that plan. Shares that are issued pursuant to any award under our 2005 U.S. Plan or 2005 Israel Plan are not returned to the plan. However, if an award under our 2005 U.S. Plan or 2005 Israel Plan expires or becomes unexercisable without having been exercised in full, or is forfeited, or repurchased by us at its original price due to the failure to vest, the shares that were subject to the award, become available for future grant or sale under that plan.

        As of December 31, 2007, we had granted options to purchase an aggregate of 6,668,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which options to purchase 5,464,678 ordinary shares were outstanding on that date. The option exercise prices range between $16.8 and $23.65 per share. As of December 31, 2007, we had granted an aggregate of 1,630,528 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 1,232,164 RSUs were outstanding on that date.

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

        Granting of awards other than options and price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but conditions may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and Performance Units upon payment of their nominal value. No award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares or Performance Units that the administrator permits to be paid out in installments or on a deferred basis.

        2005 Israel Equity Incentive Plan

        Awards. The 2005 Israel Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period; (ii) “Non-approved 102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held, directly by the participants; (iii) Restricted Stock; (iv) RSUs; (v) Performance Shares; (vi) Performance Units; and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones, or through other subsidiaries.

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

        Granting of awards, other than options, and price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but conditions may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and Performance Units upon payment of their nominal value. No award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares, or Performance Units that the administrator permits to be paid out in installments or on a deferred basis.

        Change of control arrangements. Upon a change of control of us, if the successor entity refuses to assume or provide substitute awards, then the administrator of the plans, which is currently the compensation committee of our board of directors, can either terminate all unvested awards or accelerate the vesting period of any award under our 2005 U.S. Plan and our 2005 Israel Plan. The administrator also has the authority to accelerate the vesting of the ordinary shares subject to outstanding awards held by our directors, officers, and employees in connection with the subsequent termination of some officers’ employment following a change of control event.

        1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

        As of December 31, 2007, we had outstanding options to acquire an aggregate of 18,166,849 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $13.00 and $79.79 per share. We do not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Zone Labs 1998 Stock Option Plan

        In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2007, 2,374,784 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 87,197 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and generally vest over a four-year period. The option exercise prices range between $1.66 and $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

        Protect Data Stock Option Plans

        In connection with our acquisition of Protect Data in 2007, we assumed all of the outstanding options to purchase shares of Protect Data issued under the Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, which were converted into options to purchase 751,769 of our ordinary shares. As of December 31, 2007, we had outstanding options to acquire an aggregate of 437,559 ordinary shares under these plans combined.

        The options generally have terms of between five and ten years and they generally vest over a three-year period. The option exercise prices range between $2.78 and $19.45 per share. No further stock options can be granted under these plans.

        Employee Stock Purchase Plan

        In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of January 31, 2008, 2,735,358 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. According to our shareholders’ resolution at our annual meeting of shareholders, held in September 2005, the ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

        The following table shows information as of December 31, 2005, 2006 and 2007, for each person who, as far as we know, beneficially owned more than 5% of our outstanding ordinary shares as of December 31, 2007:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2005		December 31, 2006		December 31, 2007

Franklin Resources, Inc (3)	27,241,741	10.6%	34,688,010	15.4%	34,573,925	15.8%
Gil Shwed	31,114,112	12.4%	31,707,476	13.6%	33,309,822	14.7%

Marius Nacht (4)	26,260,811	10.6%	20,851,795	9.1%	20,851,795	9.4%
Genesis Fund Managers, LLP (5)			15,329,868	6.8%	12,364,268	5.7%
Barclays Global Investors, NA (6)			13,474,857	6.0%	15,274,679	7.0%
J. & W. Seligman & Co. Incorporated (7)					11,655,900	5.3%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table. The exercise price of some of these options is greater than our current share market price.

(2)	If a shareholder has the right to acquire shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	As of December 31, 2005, 2006 and 2007, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission. In the Schedule 13G filed on February 14, 2006, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Alternative Strategies, Inc., Templeton Asset Management, Ltd., Franklin Advisers, Inc., Franklin Templeton Portfolio Advisors, Inc. and Fiduciary Trust Company disclaim any pecuniary interest in any of the securities. In the Schedule 13G filed on February 5, 2007, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Portfolio Advisors, Inc., Templeton Asset Management, Ltd., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investments Australia Limited, Franklin Templeton Investments Japan Limited and Franklin Templeton Alternative Strategies, Inc. disclaim any pecuniary interest in any of the securities. In the Schedule 13G filed on February 7, 2008, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investment Management Limited, Franklin Advisors, Inc., Franklin Templeton Investments Australia Limited, Templeton Asset Management, Ltd. and Franklin Templeton Investments Japan Limited disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(4)	In addition to the amount above, Mr. Nacht is the beneficiary of a trust that holds 4,056,800

As of May 2005, the date on which the trust was established by Mr. Nacht, held 1,000,000 ordinary shares. The trust is irrevocable and the portion of the trust that was deposited in May 2005 expired in May 2007. In July 2006, Mr. Nacht added 1,000,000 shares to the trust. This addition to the trust is irrevocable and is scheduled to expire July 2008. Mr. Nacht is also the beneficiary of a trust that as of November 2006, the date on which the trust was established by Mr. Nacht, held 3,000,000 ordinary shares. The trust is irrevocable and is scheduled to expire November 2008. Mr. Nacht does not control the trusts and has limited access to information concerning activities and holdings of the trusts. Mr. Nacht disclaims beneficial ownership of the shares held in the trusts.

(5)	As of December 31, 2006 and 2007, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2007 and February 13, 2008. In the Schedule 13G filed on February 14, 2007, Genesis Fund Managers, LLP reported that it has the power to vote or direct the vote of 11,459,468 of the 15,329,868 ordinary shares of which it had the power to dispose or direct the disposition as of December 31, 2006. In the Schedule 13G filed on February 13, 2008, Genesis Fund Managers, LLP reported that it has the power to vote or direct the vote of 9,662,342 of the 12,364,268 ordinary shares of which it had the power to dispose or direct the disposition as of December 31, 2007. Based on information available to us, as of December 31, 2005, Genesis Fund Managers, LLP did not beneficially own more than 5% of our outstanding ordinary shares. The address for Genesis Fund Managers, LLP is Barclay’s Court, Les Echelons, St. Peter Port, Guernsey GY1 6AW, Guernsey, Channel Islands.

(6)	As of December 31, 2006 and 2007, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on January 23, 2007 and February 5, 2008. Based on information available to us, as of December 31, 2005, Barclays Global Investors, NA did not beneficially own more than 5% of our outstanding ordinary shares. The address for Barclays Global Investors, NA is 45 Fremont Street, San Francisco, California 94105.

(7)	As of December 31, 2007, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on January 28, 2008. Based on information available to us, as of December 31, 2005 and December 31, 2006, J. & W. Seligman & Co. Incorporated did not beneficially own more than 5% of our outstanding ordinary shares. The address for J. & W. Seligman & Co. Incorporated is 100 Park Avenue, New York, New York 10017.

        Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

        According to our transfer agent, as of December 31, 2007, there were 218 holders of record of our ordinary shares in the United States, representing approximately 62% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

        We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

        As of December 31, 2006, we had employee and payroll accrual for related parties, for the years 1999 through 2006, in a total amount of $8.9 million. As of December 31, 2007, this accrual decreased to a total of $7.9 million, for the years 1999 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

        You can find our financial statements in “Item 18 – Financial Statements.”

        Dividend policy. Out of our retained earnings of $2,298 million as of December 31, 2007, approximately $797 million are from tax-exempt income because they are attributable to our facilities’ status as Approved Enterprises and Privileged Enterprises under the Investment Law. Our board of directors has currently resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is currently expected to be essentially permanent in duration.

Legal Proceedings

        Beginning on August 29, 2003, we received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of our ordinary shares, alleging violations of the United States federal securities laws. On January 14, 2004, the court-appointed lead plaintiffs filed a Consolidated Amended Complaint on behalf of a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002. A settlement was approved, without an admission of wrongdoing, in January of 2007 in the amount of $13 million, which was paid by our insurance carrier.

        On November 16, 2004, Etay Bogner, a shareholder and director of SofaWare, filed a motion in the Tel Aviv District Court asking that the court authorize him to conduct a shareholders derivative suit against us on behalf of SofaWare. The court granted the motion on April 20, 2006. The derivative suit against us is in the amount of NIS 22.7 million (approximately $5.9 million as of December 31, 2007). The suit relates to discounts, sales commissions and royalties that Bogner alleges we owe to SofaWare, with respect to products that were sold by or through us. On February 14, 2008, the court partially accepted Bogner’s claims and ordered that we pay SofaWare a total sum of NIS 13.7 million (approximately $3.6 million as of December 31, 2007), plus interest. We are currently reviewing this judgment and our available course of actions.

        On December 14, 2004, Adi Ruppin, a shareholder, director and former employee of SofaWare, filed an initiating motion against us in the Tel Aviv District Court. The motion alleges that we are oppressing Ruppin, who is a minority shareholder of SofaWare. Ruppin is asking the court to compel us to purchase his shares in SofaWare, based upon a valuation to be determined by an independent expert. Ruppin is also seeking disclosure of information and documents relating to the business plans of SofaWare and us, and to the inter-company balances between the two companies. The initiating motion was converted into a regular claim in late 2006, and we subsequently filed our statement of defense. On February 13, 2007, we filed a motion to stay the proceedings as long as Bogner’s first suit is pending, and on January 3, 2008, the court granted our motion. We also filed a motion to dismiss the claim or to oblige Ruppin to pay regular court fees for the claim, and the State filed a response in support of our position. The court ordered Ruppin to respond to the State’s response. We believe that the claim is without merit and intend to contest the claim vigorously.

        On November 22, 2005, Bogner filed an initiating motion against us and against SofaWare, which alleges that Bogner and other shareholders of SofaWare are entitled to exercise veto rights with respect to certain actions of SofaWare. Bogner also filed a motion to obtain injunctive relief that would prevent us and SofaWare from taking certain actions. The court rejected Bogner’s initiating motion and motion for injunctive relief. On November 23, 2006, Bogner filed an appeal of the court’s decision. The parties submitted their briefs in this matter and a hearing before the Israeli Supreme Court is scheduled for July 28, 2008. We believe that the appeal is without merit and intend to contest it vigorously.

        On December 27, 2007, following an audit of our 2002 corporate tax return, the Israeli Tax Authority (the “ITA”) issued an order which identified several matters in which the ITA disagreed with our positions as it pertains to taxes. Specifically, this includes our treatment of certain issues relating to cash that is held and managed by our wholly-owned Singapore subsidiary. The ITA therefore issued an order classifying the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in a tax payment on the funds transferred.  The ITA order also contests our position with respect to taxation of interest earned outside of Israel, the deductibility of employee stock options and benefits to which we are entitled to under applicable Israeli law regarding approved enterprise status. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 963 million, which represents approximately $162 million of additional tax plus an additional $84 million for interest in equivalent USD as of the end of 2007.

        Based on our review of the ITA order, and on our analysis of our tax positions and applicable law, we believe that we have meritorious defenses to the ITA order, and we intend to vigorously contest the order. There can be no assurance, however, that we will prevail. An unfavorable outcome in our dispute with the ITA regarding the order could require that we pay the amounts due in such order, in whole or in part.

ITEM 9.	THE OFFER AND LISTING

        Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP.”

        The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low

Year
2003	$22.20	$13.35
2004	27.16	16.46
2005	25.42	19.57
2006	23.21	16.27
2007	26.79	20.47

2006
First quarter	22.47	19.30
Second quarter	20.50	17.50
Third quarter	20.29	16.27
Fourth quarter	23.21	18.53

2007
First quarter	25.03	21.17
Second quarter	24.90	21.34
Third quarter	25.99	21.78
Fourth quarter	26.79	20.47

Most recent six months
September 2007	25.74	23.31
October 2007	26.79	24.36
November 2007	25.32	20.70
December 2007	22.99	20.47
January 2008	22.73	20.00

February 2008	22.96	20.50

        On February 29, 2008, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $21.92 per share.

ITEM 10.	ADDITIONAL INFORMATION

        We were incorporated in Israel in July 1993, and we are registered with the Israeli Registrar of Companies as public company number 52-004282-1.

        The objectives and purposes stated in our articles of association are to engage in any lawful activity worldwide. We develop market and support a wide range of software and combined hardware and software products and services for IT security, and offer our customers an extensive portfolio of network security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized real-time security updates. Our products and services are sold to enterprises, service providers, small and medium-sized businesses, and consumers.

Articles of Association and Israeli Companies Law

        The following is a summary of the material provisions of our articles of association and related provisions of Israeli corporate law. For the complete text of our articles of association, see “Item 19 – Exhibits.”

        Description of shares

        Our authorized share capital consists of 500,000,000 ordinary shares, NIS 0.01 nominal value; 5,000,000 preferred shares, NIS 0.01 nominal value; and 10 deferred shares, NIS 1 nominal value. On December 31, 2007, we had 218,553,498 ordinary shares outstanding, and on January 1, 2007, we had 225,689,619 ordinary shares outstanding. During 2007, we issued 1,885,379 ordinary shares from our treasury account, all pursuant to equity incentive plans. On December 31, 2007, we held 42,670,472 ordinary shares in our treasury. No preferred shares are outstanding. We have 1 deferred share issued and outstanding, which is not entitled to any rights other than the right to receive its nominal value upon our liquidation.

        Description of ordinary shares

        All of the issued and outstanding ordinary shares are validly issued, fully paid, and non-assessable. The ordinary shares do not have pre-emptive rights. Our memorandum of association, our articles of association, and Israeli law do not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

        Dividend and liquidation rights. The holders of our ordinary shares will be entitled to their proportionate share of any cash dividend, share dividend, or dividend in kind distributed with respect to our ordinary shares. This right may be changed if shares with special dividend rights are authorized in the future. Under the Israeli Companies Law, we may declare dividends out of the higher of retained earnings and earnings generated over the two most recent years (the profits test), in either case, provided that our board of directors reasonably believes that the dividend will not render us unable to meet our current or foreseeable obligations when due (the solvency test). Even if we do not comply with the profits test, a court may allow us to distribute a dividend as long as the court is convinced that the solvency test is fulfilled.

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

        In the event of our liquidation, holders of our ordinary shares have the equal right to participate in the distribution of assets remaining after payment of liabilities. This right may be changed if shares with special liquidation or dividend rights are issued in the future.

        Voting, shareholder meetings and resolutions. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. This right may be changed if shares with special voting rights are issued in the future.

        Under the Israeli Companies Law, we must hold an annual meeting of our shareholders once every calendar year and not more than 15 months from the date of the previous annual shareholders’ meeting. The board of directors determines the location of the meeting, which can be in Israel or elsewhere. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders’ meetings.” The board of directors is also required to convene a special shareholders’ meeting upon the demand of any of the following: two directors; one quarter of the directors in office; the holder or holders of 5% of our outstanding share capital and 1% of our voting power; or the holder or holders of 5% of our voting power. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders’ meeting in accordance with the requirements of the Israeli Companies Law. The law currently provides for at least 21 days’ notice, with certain specified matters requiring at least 35 days’ notice. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix a record date, which shall be between 4 and 40 days prior to the date of the meeting.

        The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy and holding more than 50% of the voting power. The chairman of the board of directors presides at each of our shareholders’ meetings. The chairman of the meeting does not have an additional or casting vote. A meeting adjourned for lack of a quorum will be adjourned to the same day in the following week, at the same time and place, or to the day, time and place that the chairman determines, with the consent of the holders of a majority of the shares present in person or by proxy and voting on the question of adjournment. At the reconvened meeting, the required quorum consists of any two shareholders, regardless of the number of shares they hold or represent.

        The Israeli Companies Law requires that shareholders approve certain transactions, actions and arrangements, as described below under the caption “Approval of certain transactions; obligations of directors, officers and shareholders.”

        Shareholders’ resolutions will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)	A special or extraordinary resolution (such as a resolution amending our memorandum of association or articles of association). A majority of at least 75% of the shares voting on the matter is needed.

(2)	A voluntary liquidation or a merger. A majority of at least 75% of the shares voting on the matter is needed.

(3)	A compromise or arrangement between us and our creditors or shareholders, reorganization, stock split or reverse split. This has to be approved by a majority in the number of the persons participating in the vote (except for those abstaining) who together hold at least 75% of the value represented at the vote. In addition, court approval is needed.

(4)	The nomination and dismissal of outside directors. Outside directors may be elected or removed by a majority vote at a shareholders’ meeting, as long as either:

■	The majority of shares includes at least one-third of the shares of non-controlling shareholders voted at the meeting, or

■	The total number of shares of non-controlling shareholders voted against the proposal does not exceed 1% of our aggregate voting rights.

(5)	Extraordinary transactions with a controlling shareholder (i.e., any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights), with another person in which the controlling shareholder has a personal interest, or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder. Following audit committee and board of directors approval, these transactions must be approved by a majority vote at a shareholders’ meeting, as long as either:

■	The majority of shares includes at least one-third of the shares of the voting shareholders who have no personal interest in the transaction, or

■	The total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 1% of our aggregate voting rights.

        Transfer of shares. Fully paid ordinary shares are issued in registered form and, subject to applicable securities laws, may be transferred freely.

        Election of directors. Our ordinary shares do not have cumulative voting rights in the election of directors. Therefore, the holders of shares representing more than 50% of the voting rights at the shareholders’ meeting, voting in person or by proxy, have the power to elect any or all of the directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described above.

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

        Anti-takeover measures

        Some of the provisions of our articles of association and Israeli law could, together or separately:

■	Discourage potential acquisition proposals.

■	Delay or prevent a change in control.

■	Limit the price that investors might be willing to pay in the future for our ordinary shares.

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions.

        Under the Israeli Companies Law, in the case of a merger the shareholders and board of directors of each of the merging companies generally need to approve the merger. Shares held in one of the merging companies by the other merging company (or certain of its affiliates) are not counted toward the required approval. If a merging company has different classes of shares, the approval of each class may be required. Under the Israeli Companies Law, a merger of our company requires the approval of a supermajority of at least 75% of our shares that are voted on the merger. A merger cannot be completed until 30 days have passed after shareholder approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger is filed with the Registrar of Companies. In addition, a creditor can seek to block a merger on the ground that the surviving company will not be able to meet its obligations.

        The Israeli Companies Law also provides that an acquisition of shares in a public company, such as our company, must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become a 25% shareholder of the company (unless there is another 25% shareholder of the company, or the shares are acquired from another 25% shareholder). Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company, such as our company, must be made by means of a tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the shares of the company (unless there is another holder of more than 45% of the shares of the company, or the shares are acquired from another holder of more than 45% of the shares of the company). These rules do not apply if the acquisition takes the form of a merger.

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

        Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

■	Prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder, or

■	Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

        A business combination includes:

■	Any merger or consolidation between the interested shareholder and us,

■	Any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder,

■	Subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder,

■	Any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder, or

■	The receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

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

        Approval of certain transactions; obligations of directors, officers and shareholders

        Officers and directors. The Israeli Companies Law codifies the fiduciary duties that office holders, which under the law, includes our directors and executive officers, owe to a company.

        Fiduciary duties. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care. The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above; provided, however, that all the following conditions apply: the office holder acted in good faith; neither the act nor the approval of the act prejudices the good of the company; and the office holder disclosed the essence of his or her personal interest in the act, including any substantial fact or document, in a reasonable time before the date for discussion of the approval. The duty of care requires an office holder to act with a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to use reasonable means to obtain information regarding the advisability of a given action submitted for his or her approval or performed by virtue of his or her position and all other relevant information material to these actions.

        Compensation. Under the Israeli Companies Law, the compensation arrangements for officers who are not directors require the approval of the board of directors, unless the articles of association provide otherwise. Arrangements regarding the compensation of directors require the approval of the audit committee, the board, and the shareholders, in that order.

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

        The office holder must immediately make the disclosure of his or her personal interest and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business of a company; that is not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities; and defines a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant, and the spouse of any of the foregoing.

        Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors has a personal interest in the transaction all directors may attend that meeting and vote and a shareholder approval also would be required.

        Shareholders. The Israeli Companies Law imposes the same disclosure requirements described above on a controlling shareholder of a public company that it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights, if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

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

        Indemnification and insurance of directors and officers; limitations on liability

        Our articles of association allow us to indemnify, exculpate, and insure our office holders to the fullest extent permitted under the Israeli Companies Law, provided that procuring this insurance or providing this indemnification or exculpation is approved by the audit committee and the board of directors, as well as by the shareholders if the office holder is a director.

        Under the Israeli Companies Law, we may indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as our office holder:

■	Monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

■	Reasonable legal costs, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder, and either:

š	No financial liability was imposed on the office holder in lieu of criminal proceedings, or

š	Financial liability was imposed on the office holder in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

■	Reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

š	In an action brought against the office holder by us, on our behalf or on behalf of a third party,

š	In a criminal action in which the office holder is found innocent, or

š	In a criminal action in which the office holder is convicted, but in which proof of criminal intent is not required.

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

        Our audit committee, board of directors, and shareholders, have resolved to indemnify our directors and officers to the extent permitted by law and by our articles of association for liabilities not covered by insurance, that are of certain enumerated types of events, and subject to limitations as to amount.

        We have also entered into indemnification, insurance, and exculpation agreements with our directors and officers undertaking to indemnify, insure, and exculpate them to the full extent permitted by the Israeli Companies Law. The entry into such agreements received the prior approval of our audit committee, board of directors, and shareholders.

        Borrowing power: amendment of rights of ordinary shares

        Our articles of association grant broad powers to the board of directors to have us borrow, repay borrowings, make guarantees, and grant security interests in borrowings. The rights and provisions of the ordinary shares may be cancelled, added to, restricted, amended, or otherwise altered with a vote of the holders of at least 75% of the outstanding ordinary shares voting at a duly convened shareholders’ meeting.

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

Material Contracts

        In March 2006, we purchased a building in Tel Aviv, Israel, for a total amount of $35.25 million. Additional payments in 2006 and 2007 for taxes related to the purchase and for the building renovation totaled $3.58 million and $7.04 million, respectively. In May 2007, we relocated to our new international headquarters to the building. For more information, please see “Item 3 – Information on Check Point – Property, plants and equipment.” A translation of the agreement was filed as Exhibit 4.11 to our 2006 Annual Report on Form 20-F.

Israeli Taxation, Foreign Exchange Regulation and Investment Programs

        The following is a summary of the principal Israeli tax laws applicable to us, the Israeli Government programs from which we benefit, and Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are and a Privileged Enterprise not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.

        You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non-Israeli, state or local taxes.

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 29% in 2007. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 27% in 2008 and 26% in 2009.

        However, as discussed below, the rate is effectively reduced for income derived from an Approved Enterprise and a Privileged Enterprise.

        Law for the Encouragement of Capital Investments, 1959

        Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

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

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Therefore, our five active Approved Enterprises will not be subject to the provisions of the amendment.

        The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Privileged Enterprise and our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

        As mentioned above, currently, we have five active Approved Enterprise programs under the Alternative Track of the Investment Law which entitle to tax benefits. Our first investment program benefits period has ended, and therefore not entitled to tax benefits. Currently we have one Privileged Enterprise program. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise and Privileged Enterprise facilities. We are, therefore, eligible for a tax exemption for a limited period on undistributed Approved Enterprise and Privileged Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises and Privileged Enterprise are scheduled to expire in phases by 2016.

        The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so. See Item 8, Legal proceedings (“ITA”).

        If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it is precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated.

        If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that applies to it after the initial exemption period. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Privileged Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years, (the 12-year limitation does not apply to a Foreign Investors Company).

        The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deem-dividend. Through December 31, 2007, we repurchased $1,126,763 of our Ordinary shares. Our retained earnings attributed to taxable income are higher than the total shares repurchased and therefore should not trigger a deem-dividend event. See Note 11e of the Combined Notes to Consolidated Financial Statements for further information regarding our repurchase program.

        As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation. As of December 31, 2007, tax-exempt income in the amount of $82.2 million was generated from Privileged Enterprise.

        Our board of directors has determined that we will not distribute any amounts of our undistributed tax-exempt income as dividend. We intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise and a Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

        Law for the Encouragement of Industry (Taxes), 1969

        We believe that we currently qualify as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production.

        The following are the principal corporate tax benefits that are available to Industrial Companies:

■	Amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes.

■	Accelerated depreciation rates on equipment and buildings.

■	Under specified conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

■	Expenses related to a public offering are deductible in equal amounts over three years.

        Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure you that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

        Taxation of Non-Israeli Shareholders on Receipt of Dividends

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the 12-year limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006, to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

        Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of the ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights, will be subject to withholding tax at the rate of 12.5%, provided that certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises).

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

United States Federal Income Tax Considerations

        The following discussion describes the material U.S. federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

■	A citizen or resident (as defined for U.S. federal income tax purposes) of the United States,

■	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states,

■	An estate, if the estate's income is subject to U.S. federal income taxation regardless of its source, or

■	A trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons (e.g., a U.S. citizen, resident, or corporation) have the authority to control all of its substantial decisions.

We refer to any of the above as a “U.S. Shareholder”.

        This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders who will hold the ordinary shares as capital assets. The discussion does not consider:

■	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax).

■	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign individuals or entities.

■	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution.

■	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle, or conversion transaction.

■	U.S. Shareholders who acquire their ordinary shares in a compensatory transaction.

■	U.S. Shareholders whose functional currency is not the U.S. dollar.

■	Any aspect of state, local, or non-U.S. tax law.

        The following summary does not address all of the tax consequences of owning or disposing of our ordinary shares to you based on your individual tax circumstances. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of owning or disposing of our ordinary shares, including the effects of applicable state, local, or non-U.S. tax laws, and possible changes in the tax laws.

        Dividends Paid on the Ordinary Shares

        A U.S. Shareholder, as defined above, will generally be required to include in gross income the amount of any distributions paid in respect of the ordinary shares to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of the distribution would include any Israeli taxes withheld as part of the distributions. A maximum U.S. federal income tax rate of 15% will apply for individual shareholders and 35% for corporate shareholders if certain holding period requirements are met. The individual shareholder rate is applicable in tax years beginning after December 31, 2002, and before January 1, 2011, for “qualified dividend income” received by an individual as well as certain trusts and estates. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States, such as the NASDAQ Global Select Market. The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.

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

        Credit for Israeli Taxes Withheld

        Subject to certain conditions and limitations, a U.S. Shareholder will generally be eligible for a credit against United States federal income tax liability for any Israeli tax withheld or paid with respect to dividends on the ordinary shares. The Code provides limitations on the amount of foreign tax credits. These limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. A shareholder who does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do so for all foreign income taxes in that year. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each shareholder should consult his, her, or its own tax advisor to determine whether and if the specific shareholder would be entitled to this credit.

        Disposition of the Ordinary Shares

        The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss. The amount of gain or loss is the difference between the amounts realized on the sale or exchange and the tax basis in the ordinary shares. If a U.S. Shareholder’s holding period for the ordinary shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains realized upon a sale or exchange of ordinary shares generally will be subject to a maximum U.S. federal income tax rate of 15% for taxable years which begin before January 1, 2011. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the United States-Israel tax treaty, gain derived from the sale, exchange, or other disposition of ordinary shares by a holder, who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel, may be treated as foreign source income for U.S. foreign tax credit purposes.

        Passive Foreign Investment Company Status

        Based upon our income, assets, and activities, we believe that we are not currently, and have not been in prior years, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either:

■	75% or more of our gross income in the taxable year is passive income, or

■	50% or more of the average percentage of our assets held during the taxable year, produce or are held for the production of passive income.

        For this purpose, passive income includes dividends, interest, royalties, rents, annuities, and the excess of gain over losses from the disposition of assets that produce passive income.

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

        Information Reporting and Back up Withholding

        Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding at the current rate of 28% (increases to 31% for taxable years beginning in 2011 or later). However, backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification; or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Amounts withheld as backup withholding may be credited against a U.S. Shareholder’s federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

        Additionally, documents referred to in this Annual Report on Form 20-F may be inspected at our principal executive offices located at 5 Ha’Solelim Street, Tel Aviv 67897 Israel.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risks that result primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or in interest rates.

        The securities in our portfolio are rated at the least as (A-) according to Standard and Poor’s rating or (A3), according to Moody’s rating. Securities representing 50.8% of the portfolio are rated as AAA; securities representing 29.6% of the portfolio are rated as AA; and securities representing 19.6% of the portfolio are rated as A.

        The table below provides information regarding our investments in cash, cash equivalents, and marketable securities, as of December 31, 2007.

		Maturity					Total	Fair Value at Dec. 31, 2007
		2008	2009	2010	2011	2012 onwards
		(in thousands, except percentage)

Government and corporate	Amortized cost	$303,864	$136,637	$60,764	$25,262	$13,000	$539,527	$543,234
debentures - fixed interest rates	WAIR*	4.52%	4.75%	4.91%	4.92%	4.37%	4.64%
Structured notes **	Amortized cost	$13,000	-	$111,498	$9,978	-	$134,476	$132,996
	WAIR*	4.31%	-	3.22%	0.06%	-	3.09%
Mortgage and asset backed	Amortized cost	$1,887	$1,986	-	$102	-	$3,975	$3,999
securities***	WAIR*	4.34%	5.09%	-	6.16%	-	4.77%
Auction rate securities****	Cost	-	-	$13,200	-	$5,000	$18,200	$17,495
	WAIR*	-	-	6.37%	-	6.59%	6.43%
Government and corporate debentures	Amortized cost	$14,074	$16,982	$3,004	-	-	$34,060	$34,121
- floating interest rates	WAIR*	4.39%	4.09%	4.94%	-	-	4.29%
Money market instruments &	Book value	$509,664	-	-	-	-	$509,664	$509,664
cash	WAIR*	4.25%	-	-	-	-	4.25%

Total		$842,489	$155,605	$188,466	$35,342	$18,000	$1,239,902	$1,241,509
	WAIR*	4.35%	4.68%	4.01%	3.55%	4.99%	4.33%

*	WAIR – Weighted Average Interest Rate

**	The structured notes include mainly inverse floating interest rate bonds and range accrual bonds. Range accrual bonds are bonds where interest is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays no interest. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR). The effective maturity dates may differ from the contractual maturities because debtors have the right to call the obligations without penalties.

Debtors will likely exercise call options when forward markets rates are below the interest rate range of the structured note. In 2007, structured notes balance was classified according to its contractual maturity dates. Interest rates decreased during 2007, mainly towards the end of the year. This trend led some of the debtors to exercise their call option. A total of $ 47 million in structured notes were called and settled till December 31, 2007. An additional amount of $ 35 million in structured notes were called and settled after December 31, 2007.

***	The effective maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties, therefore, the mortgage and asset backed securities’ balance was classified according to its next forecasted prepayment date.

****	The effective maturity may differ from the contractual maturities, due to the periodical auction mechanism. The balance is comprised from four auction rate securities, which suffer from failed auctions since September 2007. For determining the effective maturity dates for these securities, the Company used its asset managers’ Valuation analysis. The analysis was made as to the projected source of capital that each of the issuers will be able to obtain in order to pay back its debt holders.

Foreign Currency Risk

        Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros, Swedish Kronas, and Israeli Shekels. According to the salient economic factors indicated in SFAS No. 52, “Foreign Currency Translation,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

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

        We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses, and share capital) in U.S. dollars. For this measurement we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

        We attempt to limit our exposure resulting from assets that are denominated in Japanese Yen and from liabilities that are denominated in Israeli Shekels, through forward contracts. We monitor foreign exchange rates and trends periodically, to measure the effectiveness of our foreign currency hedging. If our forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings.

        The ineffective portion of our foreign currency hedging is recognized in earnings.

        As of December 31, 2007, we had outstanding forward contracts in the amount of $12 million. These transactions were for a period of up to twelve months.

        Historically, the effect of fluctuations in currency exchange rates has had low impact on our consolidated financial statements. In managing our foreign exchange risk, from time to time, we enter into various foreign exchange hedging contracts. Our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes government and government agencies debt instruments (U.S., European, and other) and corporate debt instruments. The fair value of our long and short-term securities is based upon their market values as of December 31, 2007.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        There are no defaults, dividend arrearages, or delinquencies that are required to be disclosed.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        There are no material modifications to, or qualifications of, the rights of security holders that are required to be disclosed.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        As of December 31, 2007, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2007, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting and Attestation Report of Registered PublicAccounting
Firm

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

Changes in Internal Control Over Financial Reporting

        During the period covered by this Annual Report on Form 20-F, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	Reserved.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Messrs. Yoav Chelouche and Irwin Federman are “audit committee financial experts” and that they are independent under the applicable Securities and Exchange Commission and NASDAQ Global Select Market rules.

ITEM 16B.	CODE OF ETHICS

        In March 2004, our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions. The Code of Ethics is updated from time to time. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies Inc., Attn: Investor Relations, 800 Bridge Parkway, Redwood City, California 94065 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

        The following table sets forth the aggregate fees billed to us for the audit and other services provided by Ernst & Young (“E&Y”) during the years ended December 31, 2006 and 2007 (in thousands):

	Year Ended December 31, 2006		Year Ended December 31, 2007
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)

Audit fees (1)	$799	65%	$896	63%
Audit-related fees (2)	80	6	23	2%
Tax fees (3)	352	29	508	35%

Total	$1,231	100%	$1,427	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees related to due diligence investigations.

(3)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

        Audit committee’s pre-approval policies and procedures

        Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004, our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2006 and 2007, and may receive during 2008 for non-audit services in certain categories.

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

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Our board of directors approved four programs to repurchase ordinary shares. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006, and as of the date of this filing is still in effect, and authorizes the repurchase of up to $600 million of our ordinary shares.

        During 2007, we spent $209.8 million to repurchase approximately 9 million ordinary shares under the fourth repurchase program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)

January 1 - January 31	100,000	$23.5	100,000	$280,742
February 1 - February 28	1,900,000	$24.4	1,900,000	$234,415
March 1 - March 31	300,000	$23.1	300,000	$227,469
April 1 - April 30	N/A	N/A	N/A	$227,469
May 1 - May 31	1,900,00	$23.9	1,900,000	$182,034
June 1 - June 30	195,300	$23.4	195,300	$177,469
July 1 - July 31	N/A	N/A	N/A	$177,469
August 1 - August 31	1,800,000	$23.5	1,800,000	$135,197
September 1 - September 30	N/A	N/A	N/A	$135,197
October 1 - October 31	N/A	N/A	N/A	$135,197
November 1 - November 30	2,600,000	$21.8	2,600,000	$78,367
December 1 - December 31	226,200	$22.2	226,200	$73,339

Total	9,021,500	N/A	9,021,500	N/A

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-48 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 1996 Israel Stock Option Plan (3)

4.3	Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (4)

4.4	Addendum – Israel to the Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (5)

4.5	Check Point Software Technologies Ltd. 1996 United Stated Stock Option Plan (6)

4.6	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (7)

4.7	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (8)

4.8	Zone Labs, Inc. 1998 Stock Option Plan (9)

4.9	Pointsec Mobile Technologies Inc. 2003 Stock Option Plan (10)

4.10	Pointsec Mobile Technologies Inc. 2005 Stock Option Plan (11)

4.11	Pointsec Mobile Technologies Inc. 2006 Stock Option Plan (12)

4.12	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (13)

4.13	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (14)

8	List of subsidiaries (15)

10	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of Check Point’s Registration Statement on Form F-1 originally filed with the Securities and Exchange Commission on May 31, 1996.

(4)	Incorporated by reference to Exhibit 4.6 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(5)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(6)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(9)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.

(10)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(11)	Incorporated by reference to Exhibit 4.2 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(12)	Incorporated by reference to Exhibit 4.3 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(13)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(14)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.

(15)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

—	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets
—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors
—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2007 based on these criteria.

        Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 2(r) to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Shared-Based Payment”, effective January 1, 2006.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 28, 2008	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited Check Point Software Technologies Ltd.‘s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

        In our opinion, Check Point maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 28, 2008	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. Dollars in Thousands (except share amounts)

	December 31,
	2006	2007

ASSETS

CURRENT ASSETS:
Cash and Cash Equivalents	$519,443	$509,664
Marketable Securities	571,621	332,355
Trade Receivables (net of allowances for doubtful accounts and product returns of
$ 5,746 and $ 6,535 as of December 31, 2006 and 2007, respectively)	141,881	201,515
Other Current Assets	22,408	21,595

Total Current Assets	1,255,353	1,065,129

LONG-TERM ASSETS:
Marketable Securities	558,874	399,490
Property and Equipment, Net	47,192	56,947
Severance Pay Fund	6,631	9,302
Deferred Tax Asset, Net	6,977	14,920
Other Intangible Assets, Net	23,117	160,133
Goodwill	182,115	664,910
Other Assets	534	636

Total Long-Term Assets	825,440	1,306,338

Total Assets	$2,080,793	$2,371,467

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. Dollars in Thousands (except share amounts)

	December 31,
	2006	2007

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade Payables	$7,931	$6,343
Employee and Payroll Accruals	38,614	45,715
Deferred Revenues	204,149	273,693
Accrued Expenses and Other Liabilities	36,854	64,348

Total Current Liabilities	287,548	390,099

LONG-TERM LIABILITIES:
Income Tax Accrual	70,501	78,545
Deferred Tax Liability, Net	-	31,465
Accrued Severance Pay	11,211	14,403

	81,712	124,413

Total Liabilities	369,260	514,512

SHAREHOLDERS' EQUITY:
Share Capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized, no
shares issued	-	-
Deferred shares, NIS 1 par value, 10 shares authorized, 1 share issued and
outstanding	-	-
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized, 261,223,970 shares issued as of December 31, 2006 and 2007; 225,689,619 and 218,553,498 shares
outstanding as of December 31, 2006 and 2007, respectively	774	774
Additional Paid-in Capital	422,381	464,330
Treasury Shares at Cost - 35,534,351 and 42,670,472 Ordinary shares as of
December 31, 2006 and 2007, respectively	(728,909)	(907,022)
Accumulated Other Comprehensive Income (loss)	(6,293)	1,233
Retained Earnings	2,023,580	2,297,640

Total Shareholders' Equity	1,711,533	1,856,955

Total Liabilities and Shareholders' Equity	$2,080,793	$2,371,467

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in Thousands (except per share amounts)

	Year ended December 31,
	2005	2006	2007

Revenues:
Products and licenses	$281,364	$241,961	$309,785
Software updates, maintenance and services	297,986	333,180	421,092

Total Revenues	579,350	575,141	730,877

Operating expenses: *)
Cost of products and licenses **)	11,005	13,378	30,276
Cost of software updates, maintenance and services **)	14,121	17,639	24,301
Amortization of technology	5,414	5,414	27,724

Total Cost of Revenues	30,540	36,431	82,301

Research and development	50,542	62,210	80,982
Selling and marketing	142,336	157,114	217,491
General and administrative	24,244	43,503	53,527
Acquired in-process research and development	-	1,060	17,000

Total Operating Expenses	247,662	300,318	451,301

Operating Income	331,688	274,823	279,576
Financial Income, Net	54,177	63,647	49,725

Income Before Taxes on Income	385,865	338,470	329,301
Taxes on Income	66,181	60,443	48,237

Net Income	$319,684	$278,027	$281,064

Basic Earnings per Ordinary Share	$1.30	$1.18	$1.26

Diluted Earnings per Ordinary Share	$1.27	$1.17	$1.25

*)	Includes stock-based compensation to employees in the following items:

Cost of products and licenses	$-	$39	$65
Cost of software updates, maintenance and services	408	470	668
Research and development	1,252	9,371	4,309
Selling and marketing	1,825	7,997	8,780
General and administrative	260	18,515	20,230

Total Stock-Based Compensation Expenses	$3,745	$36,392	$34,052

**)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. Dollars in Thousands (except share amounts)

	Share Capital	Additional Paid-in Capital	Deferred Stock-Based Compensation	Treasury Shares at Cost	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Comprehensive Income	Total Shareholders' Equity

Balance as of January 1, 2005	$771	$369,246	$(10,342)	$(244,586)	$206	$1,515,529		$1,630,824

Tax benefit related to exercise of stock options	-	12,613	-	-	-	-		12,613
Issuance of shares under stock purchase plan and upon
exercise of options (1,030,741 Ordinary shares) and
Issuance of shares in conjunction with the acquisition of
Zone Labs (1,631 Ordinary shares)	3	8,436	-	-	-	-		8,439
Issuance of treasury shares under stock purchase plan and upon exercise of options
(5,675,259 Ordinary shares)	-	-	-	100,681	-	(54,178)		46,503
Reversal of deferred stock-based compensation upon
forfeiture of options issued to employees in conjunction
with the acquisition of Zone Labs	-	(3,766)	3,766	-	-	-		-
Treasury shares at cost (10,615,500 Ordinary shares)	-	-	-	(236,929)	-	-		(236,929)
Amortization of deferred stock-based compensation in
conjunction with the acquisition of Zone Labs	-	-	3,745	-	-	-		3,745
Comprehensive income, net of tax -
Realized losses on hedging derivative instruments	-	-	-	-	(206)	-	$(206)	(206)
Unrealized gain on hedging derivative instruments	-	-	-	-	15	-	15	15
Unrealized losses on marketable securities,
net of $ 3,044 tax	-	-	-	-	(8,967)	-	(8,967)	(8,967)
Net income	-	-	-	-	-	319,684	319,684	319,684

Total Comprehensive Income							$310,526

Balance as of December 31, 2005	$774	$386,529	$(2,831)	$(380,834)	$(8,952)	$1,781,035		$1,775,721

Unrealized losses on marketable securities,
net of $ 3,044 tax					(8,967)

Unrealized gain on hedging derivative instruments					15

Accumulated other comprehensive loss as of December 31, 2005					$(8,952)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. Dollars in Thousands (except share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' Equity

Balance as of December 31, 2005	$774	$386,529	$(2,831)	$(380,834)	$(8,952)	$1,781,035		$1,775,721
Tax benefit related to exercise of stock options	-	2,291	-	-	-	-		2,291
Issuance of treasury shares under stock purchase plan and upon exercise
of options (4,630,614 Ordinary shares)	-	-	-	87,416	-	(35,482)		51,934
Treasury shares at cost (23,250,924 Ordinary shares)	-	-	-	(435,491)	-	-		(435,491)
Reclassification of deferred compensation to
additional paid-in capital	-	(2,831)	2,831	-	-	-		-
Stock-based compensation expense related to employees	-	36,392	-	-	-	-		36,392
Comprehensive income, net of tax -
Realized losses on hedging derivative instruments	-	-	-	-	(15)	-	$(15)	(15)
Realized gains on marketable securities	-	-	-	-	268	-	268	268
Unrealized gains on marketable securities, net
of $ 988 tax	-	-	-	-	2,406	-	2,406	2,406
Net income	-	-	-	-	-	278,027	278,027	278,027

Total Comprehensive Income							$280,686

Balance as of December 31, 2006	$774	$422,381	$-	$(728,909)	$(6,293)	$2,023,580		$1,711,533

Unrealized losses on marketable securities, net
of $ 2,056 tax					$(6,293)

Accumulated other comprehensive loss as of December 31, 2006					$(6,293)

Balance as of December 31, 2006	774	422,381	-	(728,909)	(6,293)	2,023,580		1,711,533
Tax benefit related to exercise of stock options	-	6,828	-	-	-	-		6,828
Issuance of treasury shares under stock plans,
upon exercise of options and vesting of
restricted stock units (1,885,379 Ordinary shares
net of 16,578 for taxes)	-	-	-	31,644	-	(7,004)	-	24,640
Treasury shares at cost (9,021,500 Ordinary shares)	-	-	-	(209,757)	-	-		(209,757)
Stock-based compensation expense related to employees	-	34,052	-	-	-	-		34,052
Issuance of stock options related to the
acquisition of Protect Data	-	1,069	-	-	-	-		1,069
Comprehensive income, net of tax -
Realized losses on marketable securities	-	-	-	-	(983)	-	$(983)	(983)
Unrealized gains on marketable securities, net
of $ 2,430 tax	-	-	-	-	8,509	-	8,509	8,509
Net income	-	-	-	-	-	281,064	281,064	281,064

Total Comprehensive Income							$288,590

Balance as of December 31, 2007	$774	$464,330	$-	$(907,022)	$1,233	$2,297,640		$1,856,955

Unrealized gains on marketable securities, net of $ 374 tax					$1,233

Accumulated other comprehensive loss as of December 31, 2007					$1,233

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. Dollars in Thousands

	Year ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income	$319,684	$278,027	$281,064
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,352	5,707	8,541
Amortization of marketable securities premium and (accretion of
discount), net	11,066	3,961	(247)
Realized loss on sale of marketable securities, net	-	268	983
Acquisition of in-process research and development	-	1,060	17,000
Amortization of intangible assets	5,642	6,018	39,984
Stock-based compensation	3,745	36,392	34,052
Deferred income taxes, net	2,789	(3,150)	(19,323)
Increase in trade receivables, net	(31,123)	(14,230)	(29,003)
Decrease (increase) in other current assets and other assets	(328)	3,934	4,761
Increase (decrease) in trade payables	(320)	2,300	(3,929)
Increase (decrease) in employees and payroll accruals	(3,366)	3,934	(977)
Increase (decrease) in accrued expenses and other liabilities	3,867	9,745	(7,594)
Increase in deferred revenues	27,884	34,538	56,000
Tax benefit related to exercise of stock options	12,613	-	-
Excess tax benefit from stock-based compensation	-	(2,291)	(6,828)
Increase in accrued severance pay, net	487	1,309	521

Net cash provided by operating activities	357,992	367,522	375,005

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of NFR, net of acquired cash	-	(14,371)	-
Cash paid in conjunction with the acquisition of Protect Data, net of
acquired cash	-	-	(594,964)
Payments made in connection with prior years acquisitions	-	-	(2,674)
Proceeds from maturity of marketable securities	774,883	883,683	345,389
Proceeds from sale of marketable securities	-	15,200	250,201
Investment in marketable securities	(809,928)	(603,133)	(187,720)
Purchase of property and equipment	(4,873)	(44,890)	(16,727)

Net cash provided by (used in) investing activities	(39,918)	236,489	(206,495)

Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon
exercise of options	54,942	51,934	24,640
Purchase of treasury shares at cost	(236,929)	(435,491)	(209,757)
Repayment of loans related to NFR	-	(1,833)	-
Excess tax benefit from stock-based compensation	-	2,291	6,828

Net cash used in financing activities	(181,987)	(383,099)	(178,289)

Increase (decrease) in cash and cash equivalents	136,087	220,912	(9,779)
Cash and cash equivalents at the beginning of the year	162,444	298,531	519,443

Cash and cash equivalents at the end of the year	$298,531	$519,443	$509,664

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$46,418	$54,158	$55,345

Supplemental disclosures of non cash financing and investing activities
Net change in unrealized loss (gain) on marketable securities	$(12,011)	$3,662	$9,956
Amount due to shareholders in connection with NFR's acquisition	$-	$296	$-

Fair value of vested Protect Data's options assumed	$-	$-	$1,069
Amount due to shareholders in connection with Protect Data's
acquisition (see Note 3 for liabilities assumed in acquisitions)	$-	$-	$8,579

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 1:	–	GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively the “Company” or “Check Point”), are engaged in developing, marketing and supporting internet and data security solutions for enterprise networks and service providers.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network and data security products including licenses, related software updates, maintenance, support and other services The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”) including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security service Providers (“MSPs”).

The Company’s Singaporean subsidiary holds most of the Company’s financial assets. The financial assets management is performed by the subsidiary’s U.S. branch.

b.	During 2005, approximately 24% of the Company’s revenues were derived from two channel partners, 12% each. During 2006 approximately 26% of the Company’s revenues were derived from the same two channel partners, 15% from one channel partner and 11% from the other. During 2007, approximately 30% of the Company’s revenues were derived from the same two channel partners, 16% from one channel partner and 14% from the other. Trade receivable balance from the two largest channel partners was $ 37,140 as of December 31, 2006 and $ 53,047 as of December 31, 2007.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial Statements in United States Dollars:

Most of the Company’s revenues are denominated in United States dollars (“dollars”). In addition, most of the Company’s costs are incurred in dollars, Euro, Swedish Kronas and Israeli shekel. The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate.

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

d.	Reclassifications:

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation.

e.	Cash Equivalents:

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33-50
Office furniture and equipment	10-20
Building	4
Land	0
Leasehold improvements	The shorter of term of the lease or
the useful life of the asset

Property and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 2005, 2006 and 2007, no impairment was recorded.

h.	Goodwill and Other Intangible Assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from one to 20 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value (usually discounted cash flow) of the impaired asset. During 2005, 2006 and 2007, no impairment loss was recorded.

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

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, allresearch and development costs have been expensed.

j.	Revenue Recognition:

The Company derives its revenues mainly from products and licenses, software updates, maintenance and support services. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users primarily through its web site.

The Company accounts for software sales in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. (collectively “SOP 97-2”). Software license revenue is recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met.

As required by SOP 97-2, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement. Support services grant the Company’s customers telephone access to technical support personnel during the term of the service. The Company recognizes revenues from software updates, maintenance and support services ratably over the term of the agreement.

Deferred revenues represent mainly the unrecognized fees billed for updates, maintenance and support services.

The Company follows very specific and detailed guidelines in measuring revenue, several of which are discussed above. The Company determines the fair value of each type of undelivered element as follows:

For enterprise products, the Company determines the fair value based on the renewal prices charged for software updates, maintenance and support services. The Company offers several levels of services, classified by services offered, response time, and availability. The Company has defined classes of customers, based on the total gross value of licensed software products the customer purchased from the Company. The Company prices renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software products the customer purchased.

For its consumer products, the Company determines the fair value based on the renewal prices of software updates, maintenance and support services for the different products offered. The renewal prices are based on its price list.

In 2005, the Company reported license related revenue, pursuant to sale of the right to use one of the Company’s patents for unlimited period. Such revenues were recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”.

The Company records a provision for estimated sales returns and allowances on product and service related sales in the same period the related revenues are recorded in accordance with FASB Statement No. 48, “Revenue Recognition When Right of Return Exists”. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 1,868 and $ 912 as of December 31, 2006 and 2007, respectively.

k.	Cost of Revenues:

In 2007 the Company changed its presentation of cost of revenues to separately show cost of products and licenses, cost of software updates, maintenance and services and amortization of technology. 2005 and 2006 cost of revenues have been reclassified to conform to the current year’s presentation.

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and license fees paid to third party.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cost of Software updates, maintenance and services is comprised of cost of post sale customer support, training and consulting.

Amortization of technology is comprised of amortization of core technology assets which are used in the Company’s operations, and is included separately in cost of revenues.

l.	Severance Pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the increase in the severance liability, net of earnings from the related investment fund. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. Until December 31, 2006, the Company’s liability is partially provided by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

Effective from January 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employees’ monthly salary accrual for the year.

The carrying value of deposited funds includes profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Severance expenses for the years ended December 31, 2005, 2006 and 2007, were $ 2,570, $ 3,169 and $ 3,982, respectively.

m.	Employee Benefit Plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 15 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. Effective from January 1, 2006 the Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2006 and 2007, the Company matched contributions in the amount of $ 571 and $ 623, respectively. Prior to January 1, 2006, the Company made no matching contributions to the plan.

n.	Income Taxes:

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income tax.

o.	Advertising Expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007, were $ 2,692, $ 3,145 and $ 3,736, respectively.

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

The Company’s marketable securities consist of investment-grade corporate bonds, mortgage and asset-backed securities, structured notes, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts amounted to $ 3,878 and $ 5,623 as of December 31, 2006 and 2007, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 648, $ 490 and $ 2,316 in 2005, 2006 and 2007, respectively. Total write offs during 2005, 2006 and 2007 amounted to $ 1,072, $ 1,208 and $ 571, respectively.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, were 10,879,154, 15,474,949 and 14,284,200 for 2005, 2006 and 2007, respectively.

r.	Accounting for Stock-Based Compensation:

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”), which requires the measurement and recognition of compensation expense based on estimated fair values for all stock-based payment awards made to employees and directors. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”(“APB No. 25”), for periods beginning in fiscal year 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS No. 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS No. 123(R). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

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

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting the first day of the Company’s fiscal year 2006. Under that transition method, compensation cost recognized in the years ended December 31, 2006 and 2007, includes: (a) compensation cost for all stock-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Results for prior periods have not been restated. The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant.

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

The Company estimates the fair value of stock options granted using the Black-Scholes-Merton valuation model. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005, 2006 and 2007 is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2005	2006	2007

Expected volatility	50.84%	58.87%	42.81%
Risk-free interest rate	4.4%	4.6%	4.6%
Dividend yield	0.0%	0.0%	0.0%
Expected life from vest date (years)	2.77	3.31	3.24

Employee Stock Purchase Plan

Expected volatility	33.2%	21.65%	22.78%
Risk-free interest rate	2.0%	2.35%	2%
Dividend yield	0.0%	0.0%	0.0%
Expected life (years)	0.5	0.5	0.5

The following table illustrates the effect on 2005 net income and earnings per share, assuming that the Company had applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

Year ended December 31, 2005

Net income, as reported	$319,684

Add: Stock-based compensation expense included in reported net income in
conjunction with the acquisition of Zone Labs	3,745
Deduct: Stock-based compensation expense determined under fair value
method for all awards	(50,237)

Pro forma net income	$273,192

Basic earnings per Ordinary share, as reported	$1.30

Diluted earnings per Ordinary share, as reported	$1.27

Basic pro forma earnings per Ordinary share	$1.11

Diluted pro forma earnings per Ordinary share	$1.09

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Fair Value of Financial Instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

1.	The carrying amount of cash and cash equivalents, trade receivables and trade payables approximates their fair values due to the short-term maturities of these instruments.

2.	The fair value of marketable securities with quoted market prices is based on quoted market prices.

3.	For marketable securities not actively traded, fair values are estimated using values obtained from the Company’s asset managers. To estimate the value of these investments the asset managers employ various models that take into consideration such factors, among others, as the credit rating of the issuer, effective maturity of the security, yields on comparably rated publicly traded securities, availability of insurance and risk-free yield curves. The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

4.	The fair value of derivative instruments is estimated by obtaining quotes from brokers.

t.	Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

u.	Treasury Stock

The Company repurchases its Ordinary Shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins” (“APB No. 6”) and charges the excess of the purchase cost over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Impact of Recently Issued accounting Standards:

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 3:	–	ACQUISITIONS

a.	On January 17, 2007 the Company completed the acquisition of 98.5% of shares of Protect Data AB (“Protect Data”) that at the time of the acquisition was a public company listed on the Stockholm Stock Exchange. During January 2007, the Company initiated a delisting of the shares in Protect Data from the Stockholm Stock Exchange. On February 13, 2007, Protect Data has, in consultation with the Stockholm Stock Exchange, resolved to delist the shares in Protect Data from the Stockholm Stock Exchange. Protect Data’s last day of trading was February 12, 2007. As of December 31, 2007, the Company obtained legal ownership of all of the shares of Protect Data on a fully diluted basis and recorded a liability to Protect Data’s former shareholders in the amount of $ 8,579.

Protect Data operates its business through its wholly-owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices such as laptops, PDAs, smartphones and removable media (e.g., USB devices) confidential and secure. With the acquisition of Protect Data, the Company entered into the data security market and acquired strategic technology. Now the Company’s product portfolio has broadened beyond the boundaries of network security. The acquisition was accounted for using the purchase method of accounting and, accordingly the operating results of Protect Data are included in the Company’s accompanying consolidated financial statements from the date of acquisition, January 17, 2007.

The total purchase price of Protect Data was composed of the following:

Cash paid	$613,361
Amount due to remaining shareholders	8,579
Fair value of vested protect data options assumed	1,069
Acquisition related transaction costs	2,039

Total Purchase Price	$625,048

The fair value of the vested option assumed was determined using a Black-Scholes-Merton valuation model with the following assumptions: expected life of 3 years, risk-free interest rate of 4.69%, expected volatility of 31% and no dividend yield. The fair value of unvested Protect Data options related to future service is being amortized on a straight-line basis over the remaining service period, while the value of vested options is included in total purchase price.

Acquisition related transaction costs include investment banking fees, legal and accounting fees and other external costs directly related to the acquisition.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 3:	–	ACQUISITIONS (Cont.)

Purchase Price Allocation

Under business combination accounting, the total purchase price was allocated to Protect Data’s net tangible and identifiable intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Cash and cash equivalents	$20,436
Accounts receivable	31,179
Other assets	7,287
Accounts payable and other liabilities	(32,651)
Deferred revenues	(13,315)
Intangible assets	177,000
In process research and development	17,000
Goodwill (Not tax deductible)	481,243
Other accrued liabilities (including payable to
remaining shareholders)	(13,571)
Deferred tax liabilities	(49,560)

Total Purchase Price	$625,048

Intangible Assets

In performing the purchase price allocation, the Company considered, among other factors, the intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of Protect Data’s products. The fair value of intangible assets was based on a valuation completed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Protect Data acquisition:

	Fair Value	Useful Life

Customer relationships	$52,000	5 years
Core technology	107,000	5 years
Trade names	18,000	15 years

Total Intangible Assets	$177,000	(*)

(*)	Weighted average amortization period of 6 years.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 3:	–	ACQUISITIONS (Cont.)

Customer relationships represent the underlying relationships and agreements with Protect Data’s installed customer base.

Core technology represents a combination of Protect Data processes, patents and trade secrets related to the design and development of its software products. This proprietary know-how can be leveraged to develop new technology and improve the Company’s software products.

Trade names value represents the recognition value of Protect Data s’ brand name as a result of advertising expenditures for customer relations and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company.

The Company expensed in-process research and development (“IPR&D”) in the amount of $ 17 million upon acquisition as it represents incomplete Protect Data research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. The value assigned to IPR&D was determined by considering the importance of the project to the Company’s overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flow from the project when completed and discounting the net cash flow to its present value based on the percentage of completion of the IPR&D projects.

The Company recorded a deferred tax liability on the purchase date for the difference between the assigned values and the tax bases of the net assets acquired in the acquisition.

During the first quarter of fiscal year 2007, the Company approved a plan to restructure certain operations of Protect Data to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded are based on restructuring plan that have been committed to by management.

The total estimated restructuring costs associated with exiting activities of Protect Data are $ 2,742, consisting of employee severance costs as well as excess facilities obligations through fiscal 2008. These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Protect Data and, accordingly, have resulted in an increase to goodwill. The restructuring costs may change as management executes the approved plan.

Summary of the Plan	Estimated costs	Cash payments	Accrued as of December 31, 2007

Severance	$2,153	$(1,258)	$895
Facilities	589	(104)	485

Total Restructuring	$2,742	$(1,362)	$1,380

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 3:	–	ACQUISITIONS (Cont.)

The following unaudited condensed combined pro forma information for the year ended December 31, 2006, gives effect to the acquisition of Protect Data as if the acquisition had occurred on January 1, 2006. For the purposes of the pro forma information, the Company has assumed that, net income for the period presented excludes the write-off of acquired IPR&D of $ 17,000 and includes amortization of intangible assets related to the acquisition of $ 33,000 per year, stock-based compensation charges for unvested options assumed of $ 835 thousand in 2006 and related tax effects.

Year ended December 31, 2006
Unaudited

Revenues	$653,484

Net income	$269,264

Basic earnings per share	$1.14

Diluted earnings per share	$1.13

The acquisition does not have a material effect on pro forma financial data for the period from January 1, 2007 to January 16, 2007.

b.	In December 2006, the Company acquired NFR Security, Inc. (the “Minor acquisition”) a leader in real-time threat prevention for $ 14,558 in cash and $ 334 in related acquisition costs. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As part of the allocation, $ 7,820 was allocated to goodwill and $ 8,920 was allocated to amortizable intangible assets (technology, customer relationships and trademarks) that are being amortized over their estimated useful lives of one to four years. During 2007, the Company recorded additional goodwill of $ 1,552 thousand as a result of a change in assumptions related to deferred taxes. At the acquisition date, the Company recorded a $ 1,060 charge for acquired in-process research and development (“IPR&D”) in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use. The results of the aforementioned acquisition are included with that of the Company for the period subsequent to the acquisition date. Significant liabilities assumed included loans from banks and bridge loans from investors in a total amount of approximately $ 1,833 that were settled by December 31, 2006 and accounts payable and other accrued expenses in a total amount of approximately $ 3,043.

The acquisition does not have a material effect on pro forma financial data.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 4:	–	MARKETABLE SECURITIES

Marketable Securities with Contractual Maturities of Less than 1 year are as Follows:

	December 31,
	2006				2007
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and
corporate
debentures -
fixed interest
rate	$454,914	$41	$(3,391)	$451,564	$303,864	$410	$(850)	$303,424
Structured notes (*)	14,000	-	(209)	13,791	13,000	-	(18)	12,982
Government and
corporate
debentures -
floating interest
rate	88,363	15	(190)	88,188	14,074	2	(13)	14,063
Mortgage and asset
backed securities (**)	14,113	3	(98)	14,018	1,887	11	(12)	1,886
Auction rate
securities	4,037	23	-	4,060	-	-	-	-

	$575,427	$82	$(3,888)	$571,621	$332,825	$423	$(893)	$332,355

Marketable Securities with Contractual Maturities of after 1 year through 5 ears are as Follows:

	December 31,
	2006				2007
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and
corporate
debentures - fixed
interest rate	$328,754	$939	$(3,134)	$326,559	$235,663	$4,376	$(229)	$239,810
Structured notes (*)	188,143	3,039	(4,690)	186,492	121,476	2,384	(3,846)	120,014
Government and
corporate
debentures -
floating interest
rate	36,488	18	(752)	35,754	19,986	95	(23)	20,058
Mortgage and asset
backed securities (**)	10,033	40	(4)	10,069	2,088	26	(1)	2,113
Auction rate
securities (***)	-	-	-	-	18,200	8	(713)	17,495

	$563,418	$4,036	$(8,580)	$558,874	$397,413	$6,889	$(4,812)	$399,490

The unrealized losses on the Company’s investments in all types of securities are due primarily to interest rate increases. Out of the unrealized loss as of December 31, 2006 and 2007, $ 11,641 and $ 4,587, respectively, of losses are outstanding over 12 month period. Since the Company has the ability and intent to hold these investments until a recovery of fair value, which may be until maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2007.

(*)	The structured notes include mainly inverse floating interest rate bonds and range accrual bonds. Range accrual bonds are bonds where interest is paid only if a specified interest rate stays within a pre-established range, otherwise the bond pays no interest. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR). The effective maturity dates may differ from the contractual maturities because debtors have the right to call the obligations without penalties.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 4:	–	MARKETABLE SECURITIES (Cont.)

Debtors will likely exercise call options when forward markets rates are below the interest rate range of the structured note. In 2006, forward interest rates increased and therefore the structured notes balance was classified according to its contractual maturity dates. In 2007, structured notes balance was classified according to its contractual maturity dates. Interest rates decreased during 2007, mainly towards the end of the year. This trend led some of the debtors to exercise their call option. A total of $ 47 million in structured notes were called and settled till December 31, 2007. An additional amount of $ 35 million in structured notes were called and settled after December 31, 2007.

(**)	The effective maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties, Therefore the mortgage and asset backed securities’ balance was classified according to its next forecasted prepayment date.

(***)	The effective maturity may differ from the contractual maturities, due to the periodical auction mechanism. The balance is comprised from four auction rate securities, which suffer from failed auctions since September 2007. For determining the effective maturity dates for these securities, the Company used its asset managers’ valuation analysis. The analysis was made as to the projected source of capital that each of the issuers will be able to obtain in order to pay back its debt holders.

As of December 31, 2006 and 2007, interest receivable amounted to $ 13,793 and $ 9,372, respectively, and is included within other current assets in the balance sheets.

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2007

Cost:
Computers and peripheral equipment	$42,170	$47,429
Office furniture and equipment	5,451	5,037
Building	26,389	33,432
Land	12,441	12,441
Leasehold improvement	4,126	5,493

	90,577	103,832
Accumulated Depreciation and Amortization	43,385	46,885

Property and Equipment, Net	$47,192	$56,947

In March 2006, the Company purchased a land and a building in Tel-Aviv, Israel, for a total amount of $ 35,250. Additional payments for taxes related to the purchase and for the building renovations totaled $ 3,580 and $ 7,043 in 2006 and 2007, respectively. The Company moved into the new building in May 2007, and commenced depreciation of the building at that time.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 5:	–	PROPERTY AND EQUIPMENT, NET (Cont.)

During 2006 and 2007, the U.S. subsidiary of the Company recorded a reduction of $ 218 and $ 5,041, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 6:	–	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill

Changes in goodwill for the years ended December 31, 2006 and 2007 is as follows:

	Year ended December 31,
	2006	2007

Goodwill, beginning of year	$174,295	$182,115
Acquisition of NFR	7,820	1,552
Acquisition of Protect Data	-	481,243

Goodwill, End of Year	$182,115	$664,910

b.	Other Intangible Assets, Net

Net other intangible assets consisted of the following:

		December 31,
	Useful life	2006	2007

Original Amount:
Core technology	4-5	$28,859	$135,859
Trademarks	1-20	7,660	25,660
Customer relationship	4-5	1,580	53,580
Contracts	4	910	910

		39,009	216,009

Accumulated Amortization:
Core technology		14,890	42,619
Trademarks		376	2,042
Customer relationship		-	10,362
Contracts		626	853

		15,892	55,876

Other Intangible Assets, Net:
Core technology		13,969	93,240
Trademarks		7,284	23,618
Customer relationship		1,580	43,218
Contracts		284	57

		$23,117	$160,133

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 6:	–	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of other intangible assets as of December 31, 2007 is as follows:

2008	$36,981
2009	35,571
2010	35,571
2011	33,376
2012	2,901
2013 and thereafter	15,733

$160,133

NOTE 7:	–	EMPLOYEE AND PAYROLL ACCRUALS

As of December 31, 2006 and 2007, employee and payroll accruals include a total amount of $ 8,948 and $ 7,878, respectively, related to payroll accrued for the benefit of certain related parties since 1999.

NOTE 8:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2006	2007

Income taxes payable	$16,739	$20,272
Liability to former Protect Data's shareholders	-	8,579
Current deferred tax liability, net	-	6,690
Acquisition related restructuring costs	-	1,380
Marketing expenses payable	5,414	3,430
Accrued hardware costs	640	5,144
Other	14,061	18,853

	$36,854	$64,348

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments

The facilities of the Company are rented under operating lease agreements that expire on various dates. The Company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2007, were as follows:

2008	$6,030
2009	4,285
2010	3,311
2011	2,308
2012	1,068
2013 and thereafter	299

$17,301

Rent expenses for the years ended December 31, 2005, 2006 and 2007, were $ 7,385, $ 7,752 and $ 8,295, respectively.

b.	Litigation:

1.	Beginning on August 29, 2003, Check Point received a number of class action complaints filed in the United States District Court for the Southern District of New York by holders of Check Point ordinary shares, alleging violations of the United States federal securities laws. On January 14, 2004, the court-appointed lead plaintiffs filed a Consolidated Amended Complaint on behalf of a putative class of all purchasers of ordinary shares between July 10, 2001 and April 4, 2002.

A settlement was approved, without an admission of wrongdoing, in January of 2007, in the amount of $ 13 million, which was paid by the Company’s insurance carrier.

2.	On November 16, 2004, a shareholder of SofaWare, a 64% owned subsidiary of the Company, filed a motion in the Tel-Aviv District Court requesting that the court authorize him to conduct a shareholders derivative suit against the Company on behalf of SofaWare. On April 20, 2006, the court granted the motion. The derivative suit against the Company on behalf of SofaWare is in the amount of NIS 22.7 million (approximately $ 5,900 as of December 31, 2007). The suit relates to discounts, sales commissions and royalties that the plaintiff alleges the Company owes to SofaWare, with respect to products that were sold by or through the Company. On February 14, 2008, the court partially accepted Bogner’s claims and ordered that we pay SofaWare a total sum of NIS 13.7 million (approximately $3.6 million as of December 31, 2007), plus interest. The Company is currently reviewing this judgment and its available course of actions.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

3.	On November 22, 2005, the same shareholder also filed an initiating motion against the Company and against SofaWare. The motion alleges that some shareholders of SofaWare, among them the plaintiff, are entitled to exercise veto rights with respect to various actions of SofaWare. The plaintiff also filed a motion to obtain injunctive relief that would prevent SofaWare and the Company from taking certain actions. The court rejected the plaintiff’s initiating motion and motion for injunctive relief. On November 23, 2006, the plaintiff filed an appeal on the court’s decision. The parties submitted their briefs in this matter and a hearing before the Israeli Supreme Court is scheduled for July 28, 2008. The Company’s management believes that the appeal is without merit and intends to contest it vigorously.

4.	On December 14, 2004, another shareholder, director and former employee of SofaWare filed an initiating motion in the Tel-Aviv District Court against the Company. The motion alleges that the Company is oppressing the plaintiff, who is a minority shareholder of SofaWare. Therefore, the plaintiff is requesting the court to compel the Company to purchase the plaintiff’s shares in SofaWare, based upon a valuation to be determined by an independent expert. The plaintiff is also seeking disclosure of information and documents relating to the business plans of the Company and SofaWare, and to the inter-company balances between the two companies. During pre-trial hearings on November 26, 2006, the plaintiff agreed to convert the initiating motion into a regular claim and the Company subsequently filed its statement of defense. On February 13, 2007, the Company filed a motion to stay the proceedings as long as the other shareholder’s first suit is pending. On January 3, 2008 the court granted the Company’s motion. The Company also filed a motion to dismiss the claim or to oblige the plaintiff to pay regular court fees for the claim and the State filed a response in support of the Company’s arguments. The court ordered the plaintiff to respond to the State’s response. The Company’s management believes that the claim is without merit and intends to contest the claim vigorously.

5.	Following an audit of the Company’s 2002 corporate tax return, the Israeli Tax Authority (the “ITA”) disagreed with several of the Company’s positions as it pertains to the treatment of taxes. Specifically, this includes the Company’s treatment of certain issues relating to cash that is held and managed by its wholly-owned Singapore subsidiary. The ITA therefore issued an order on December 27, 2007 classifying the transfer of funds from the Company to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in a tax payment on the funds transferred. The ITA order also contests the Company’s position with respect to taxation of interest earned outside of Israel, the deductibility of employee stock options and benefits to which the Company is entitled to under applicable Israeli law regarding approved enterprise status. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 963 million, which represents approximately $ 162 million of additional tax plus an additional $ 84 million for interest in equivalent USD as of the end of 2007.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE9:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Based on the Company’s review of the ITA order, and on its analysis of the tax positions and applicable law, the Company believes that it has meritorious defenses to the ITA order, and intends to vigorously contest the order. There can be no assurance, however, that the Company will prevail. An unfavorable outcome in the Company’s dispute with the ITA regarding the order could require the Company to pay the amounts due in such order, in whole or in part.

6.	The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE10:	–	TAXES ON INCOME

a.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company retained earning. The total amount of gross unrecognized tax benefits as of January 1, 2007 was $70.5 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)

Balance as of January 1, 2007	$70,501
Additions for prior year tax positions	21,366
Reductions for prior year tax positions	(13,322)

Balance as of December 31, 2007	$78,545

As of December 31, 2007, the entire amount of the unrecognized tax benefits could affect our income tax provision and the effective tax rate.

In accordance with our accounting policy, both before and after adoption of FIN 48, interest expense and penalties related to income taxes are included in the tax expense line of our condensed consolidated statements of operations.

During the year ended December 31, 2007, the Company recorded $3,400 for interest expense related to uncertain tax positions. As of December 31, 2006 and 2007, the Company had accrued interest liability related to uncertain tax positions in the amounts of $6,200 and $9,600, respectively, which is included within income tax accrual on the balance sheet.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE10:	–	TAXES ON INCOME (Cont.)

Domestically, the Israeli Tax Authorities (“ITA”) are currently examining income tax returns of the Company for years 2002 and 2003. The ITA disagreed with several of the Company’s positions as it pertains to the treatment of taxes. Specifically, this includes the Company’s treatment of certain issues relating to cash that is held and managed by its wholly-owned Singapore subsidiary, taxation of interest earned outside of Israel, its position with respect to benefits to which the Company is entitled under applicable Israeli law regarding approved enterprise status and the deductibility of employee stock options. The Company’s Israeli income tax returns have been examined for all years prior to fiscal 2002, and the Company is no longer subject to audit for those periods.

The Company’s U.S. subsidiaries file income tax return in the U.S. federal jurisdiction, and various states. All the Company’s tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to the Company’s Net Operating Loss and overall credit carry-forward position.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of our tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

b.	Israeli Taxation:

1.	Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Check Point Ltd. is entitled to tax benefits under the Law. Certain production and development facilities of Check Point Ltd. have been granted “Approved Enterprise” status pursuant to the Law, which provides certain tax benefits to its investment programs.

A company that obtained an Approved Enterprise approval may elect to forego the entitlement to grants and apply for an alternative package of tax benefits (the “Alternative Package”). Under the Alternative Package, undistributed income from the Approved Enterprise operations is fully tax exempt (the “tax holiday”) for a defined period.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law (the “Old Law”). Generally, investment programs of Check Point Ltd. that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Old Law’s provisions. On the Alternative Package the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. If a company requested the Alternative Package of benefits for an Approved Enterprise under the Law, it is precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated (“Cooling Period”).

Check Point Ltd. has been granted the status of Approved Enterprises, under the Law, in six investment programs (the “Programs”). Out of the Programs, the Company’s benefit period related to its first investment program ended, therefore the Company’s income attributed to the first investment program is not entitled to tax benefits. For all of such Approved Enterprises, the Company has elected the Alternative Package.

As of December 31, 2007 Check Point Ltd. has elected the status of Privileged Enterprise, under the Amendment, for its seventh plan.

The tax benefits attributable to the Company’s current Approved and Privileged Enterprises are scheduled to expire in phases by 2016.

The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific investment program and are contingent upon compliance with the conditions set out in the approval (for an Approved Enterprise).

Should Check Point Ltd. fail to meet such requirements in the future, income attributable to its Approved Enterprise and Privileged Enterprise programs could be subject to the statutory Israeli corporate tax rate and the Company could be required to refund a portion of the tax benefits already received, with respect to such programs.

The Company’s income attributed to the Approved Enterprise and Privileged Enterprise under the alternative package is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% – 25% for an additional period of five to eight years, based on the percentage of foreign investment.

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise’s and Privileged Enterprise’s income.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deem-dividend. Through December 31, 2007, the Company repurchased $ 1,126,763 of its Ordinary shares. The Company’s retained earnings attributed to taxable income are higher than the total shares repurchased and therefore should not trigger a deem-dividend event. For further information about the Company’s repurchase program refer to Note 11e.

Out of the Company’s retained earnings as of December 31, 2007, $ 714,396 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%) and an income tax liability of up to $ 166,214 would be incurred as of December 31, 2007.

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprise, will subject the Company to taxes upon any distribution manner including complete liquidation. As of December 31, 2007, the Company has $ 82,164 tax-exempt income attributed to its Privileged Enterprise plan. In case of distribution or complete liquidation of the Company, it would be taxed at the reduced corporate tax rate of 20% and an income tax liability of up to $ 16,433 would be incurred as of December 31, 2007.

The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise and Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent in duration.

Income from sources other than the Approved and Privileged Enterprise programs is subject to tax at regular Israeli corporate tax rate.

c.	Income Taxes on Non-Israeli Subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective country of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in their foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

d.	Deferred Tax Assets and Liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2006 and 2007, the Company’s deferred taxes were in respect of the following:

	December 31,
	2006	2007

Carry-forward tax losses	$295,747	$288,782
Deferred revenues	1,705	2,140
Employee stock based compensation	6,073	12,171
Accrued employees costs	3,387	3,930
Reserves and allowances	1,924	2,950
Unrealized losses on marketable securities, net	2,056	-
Fixed assets	1,090	2,010
Research and development tax credit	6,698	7,258

Deferred tax assets before valuation allowance	318,680	319,241
Valuation allowance	(297,845)	(290,412)

Deferred tax asset	20,835	28,829

Intangible assets	(8,559)	(44,118)
Unrealized gains on marketable securities, net	-	(374)
Other	-	(240)

Deferred tax liability	(8,559)	(44,732)

Deferred tax asset (liability), net	$12,276	$(15,903)

Domestic:
Current deferred tax asset, net	$977	$486
Non current deferred tax asset, net	3,829	6,406

	4,806	6,892

Foreign:
Current deferred tax asset, net	4,322	6,847
Current deferred tax liability, net	-	(6,691)
Non current deferred tax asset, net	3,148	8,514
Non current deferred tax liability	-	(31,465)

	7,470	(22,795)

	$12,276	$(15,903)

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

The subsidiaries in the U.S. have provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry-forwards and research and development tax credit. SFAS No. 123(R) prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The Company has recorded a valuation allowance for the research and development Credit carry-forwards due to uncertainties about whether it will be able to utilize these assets before they expire. The net change in the valuation allowance was $ 7,433, which primarily relates to stock option benefits, which were accounted for as a credit to additional paid-in-capital. Additionally, an amount of $2,456 was recorded to the Consolidate Statements of Income.

Through December 31, 2007, the U.S. subsidiaries had a U.S. federal loss carry forward of approximately $ 713,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring before 2026. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2007, the U.S. subsidiaries had research and development tax credits of approximately $ 5,000.

e.	Income Before Taxes on Income is Comprised of the Following:

	Year Ended December 31,
	2005	2006	2007

Domestic	$300,909	$282,085	$304,883
Foreign	84,956	*) 56,385	*) 24,418

	$385,865	$338,470	$329,301

*)	Including write off of acquired in-process research and development of $ 1,060 in 2006 and $ 17,000 in 2007.

f.	Taxes on Income are Comprised of the Following:

	Year Ended December 31,
	2005	2006	2007

Current	$63,392	$63,593	$67,560
Deferred	2,789	(3,150)	(19,323)

	$66,181	$60,443	$48,237

Domestic	$37,287	$42,529	$45,015
Foreign	28,894	17,914	3,222

	$66,181	$60,443	$48,237

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

	Year Ended December 31,
	2005	2006	2007

Foreign Taxes - U.S.:

Federal Taxes:
Current	$10,681	$2,833	$8,205
Deferred	2,103	3	(4,160)

	12,784	2,836	4,045
State Taxes:
Current	1,976	663	734
Deferred	320	(398)	(642)

	2,296	265	92
Other International Locations:
Current	13,791	14,813	11,109
Deferred	23	-	(12,024)

	13,814	14,813	(915)

Total Foreign Taxes:	28,894	17,914	3,222

Domestic Taxes:
Current	36,944	45,284	47,512
Deferred	343	(2,755)	(2,497)

	37,287	42,529	45,015

Taxes on Income	$66,181	$60,443	$48,237

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 10:	–	TAXES ON INCOME (Cont.)

g.	Reconciliation of the Theoretical Tax Expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,
	2005	2006	2007

Income before taxes as reported in the
statements of income	$385,865	$338,470	$329,301

Statutory tax rate in Israel	34%	31%	29%

Decrease in taxes resulting from:
Effect of "Approved and Privileged Enterprise"
status *)	(16)%	(13)%	(14)%
Stock based compensation - non deductible expense	-	2%	**) -
Others, net	(1)%	(2)%	**) -

Effective tax rate	17%	18%	15%

(*) Basic earnings per share amounts of the
benefit resulting from the "Approved and
Privileged Enterprise" status	$0.25	$0.19	$0.21

Diluted earnings per share amounts of the
benefit resulting from the "Approved and
Privileged Enterprise" status	$0.24	$0.18	$0.20

(**) less than 1%

NOTE 11:	–	SHAREHOLDERS’ EQUITY

a.	General:

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

During 2005, 2006 and 2007 employees purchased 331,170, 360,289 and 389,367 Ordinary shares at average prices of $ 17.89, $ 16.08 and $ 16.73 per share, respectively.

As of December 31, 2007, 3,491,693 Ordinary shares were available for future issuance under the ESPP.

In accordance with SFAS No. 123(R), the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2006 and 2007, the Company recognized $1,481 and $ 1,666, respectively of compensation expense in connection with the ESPP.

d.	Stock Options:

In 2005, the Company adopted two new equity incentive plans: the 2005 United States Equity Incentive Plan, which is referred to as the 2005 U.S. Plan, and the 2005 Israel Equity Incentive Plan, which is referred to as the 2005 Israel Plan. Both of these plans will be in effect until 2015. Following ratification of the new plans by its shareholders in September 2005, the Company stopped issuing stock options under the 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

Under the Company’s 2005 equity incentive plans (the “2005 Plans”); options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans, but no such other equity incentives were outstanding as of December 31, 2005. In addition to granting stock options, since 2006, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 2005 Plans. RSUs vest over a four year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

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

In connection with its acquisition of Protect Data in January 2007, the Company assumed all of the outstanding Protect Data stock options under the Pointsec mobile technologies inc. 2003, 2005 and 2006 Stock Option Plans (the “Pointsec Plan”), which were converted into options to purchase approximately 0.8 million shares of the Company’s Ordinary shares. These stock options generally have terms of between one and five years and generally vest over a four-year period. Options that are cancelled or forfeited before expiration do not become available for future grant.

Under the terms of the 2005 Plans, options to purchase 60,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary Shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2007, 52,834,056 Ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2007, 6,696,842 options and RSUs were outstanding under the 2005 Plans, 18,166,849 options were outstanding under the 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan, 87,197 were outstanding under the Zone Labs plan and 437,559 were outstanding under the Pointsec Plan.

A summary of the Company’s stock option activity and related information, including options under the Zone Labs and Pointsec Plans, is as follows:

	Options (in thousands)			Weighted average exercise price
	2005	2006	2007	2005	2006	2007

Outstanding at beginning of year	31,839	30,251	24,606	$19.26	$22.03	$23.17
Granted	6,676	2,861	2,927	$22.68	$17.19	$21.29
Exercised	(6,375)	(4,270)	(1,339)	$7.75	$10.74	$13.82
Expired	(1)	(466)	(1,043)	$2.65	$17.56	$53.17
Forfeiture	(1,888)	(3,770)	(995)	$25.73	$24.28	$26.76

Outstanding as of December 31,	30,251	24,606	24,156 (*)	$22.03	$23.17	$22.02

Exercisable as of December 31,	15,922	13,954	15,074	$22.65	$25.15	$22.32

*)	As of December 31, 2007, approximately 23.2 million options were exercisable and expected to vest. Options expected to vest reflect an estimated forfeiture rate.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2007
	Options	Aggregate intrinsic value
	(in thousands)

Outstanding at beginning of year	24,606		$71,300
Granted	2,927		N/A
Exercised	(1,339)		13,794
Forfeiture	(2,038)		N/A

Outstanding as of December 31,	24,156	$	**) 64,847

Exercisable as of December 31,	15,074	$	***) 49,517

**)	Represents intrinsic value of 12,188 thousand outstanding options that are in-the-money as of December 31, 2007. The remaining 11,968 thousand outstanding options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

***)	Represents intrinsic value of 8,704 thousand exercisable options that are in-the-money as of December 31, 2007. The remaining 6,370 thousand exercisable options are out of the money as of December 31, 2007 and their intrinsic value was considered as zero.

The following table summarizes information relating to RSUs, as well as changes to such awards during 2006 and 2007:

	Year Ended December 31,
	2006		2007
	Number (in thousands)

Outstanding at beginning of year	-		980
Granted	*) 1,03	7	593
Vested	-		(174)
Forfeiture	(57)		(167)

Outstanding as of December 31,	980		1,232

*)	Includes 441 thousand RSUs granted in exchange for options as described in section f below.

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2006 and 2007 were $ 18.83 and $ 23.79, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

1.66-9.99	229	2.99	5.97	146	2.96	5.43
10.00-13.99	2,261	1.51	13.01	2,132	1.51	13.01
14.00-15.99	36	2.93	15.38	22	2.77	15.45
16.00-17.99	7,880	3.40	17.08	5,571	2.91	17.15
18.00-19.99	323	4.35	19.31	127	4.24	19.39
20.00-23.99	7,963	5.05	22.84	2,615	4.39	22.51
24.00-26.99	3,100	3.49	26.99	2,100	3.49	26.99
27.00-40.99	640	1.05	29.00	638	1.05	29.01
41.00-44.99	1,653	0.51	42.38	1,653	0.51	42.38
45-79.79	71	2.48	78.58	70	2.48	78.58

1.66-79.79	24,156	3.52	22.02	15,074	2.72	22.32

The weighted average fair values at grant date of options granted for the years ended December 31, 2005, 2006 and 2007 with an exercise price equal to the market value at the date of grant were $ 11.05, $ 9.71 and $ 11.92, respectively. The weighted average fair values at grant date of options assumed in the Zone Lab’s acquisition and Protect Data’s acquisition with an exercise price lower than the market value at the date of grant was $ 17.89 and $ 12.64 respectively.

As of December 31, 2007, the Company had approximately $ 71,598 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards, expected to be recognized over four years.

e.	In July 2005, after the Company had completed a repurchase of $ 400,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 200,000. In May 2006, after the Company had completed the repurchase of $ 600,000 of its Ordinary shares, the Company announced that its Board of Directors had authorized additional repurchases of up to $ 600,000 of its Ordinary shares for a total of $ 1,200,000. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 11:	–	SHAREHOLDERS' EQUITY (Cont.)

The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company repurchased during 2005, 2006 and 2007 approximately 10.6, 23.2 and 9.02 million shares, respectively, at a total cost of $ 236,929, $ 435,491 and $ 209,757, respectively. The average purchase price per share during 2005, 2006 and 2007 was $ 22.29, $ 18.71 and $ 23.26, respectively. Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity.

Through December 31 2007, the Company reissued 12,207,830 of its purchased Ordinary shares in consideration for the exercise of stock options and restricted shares by employees and for shares issued under the ESPP.

f.	In September 2006, the Company offered holders of certain outstanding options granted on or after January 1, 2004, under the equity incentive plans, whether vested or not, the opportunity to exchange their options for RSUs under the 2005 Plans. The number of RSUs granted was determined by dividing the option value, which was determined on September 12, 2006, by the market value of Check Point’s ordinary share on this date.

The option value on September 12, 2006 was determined using Black-Scholes-Merton option pricing model, based on a number of factors, including: the market value of the ordinary shares underlying the option on September 12, 2006, option exercise price, current market volatility, expected life of the option, and short-term (risk free) interest rate.

Upon completion of the exchange offer in October 2006, the Company issued 441,114 RSUs in exchange for outstanding options to purchase 1,759,160 of its ordinary shares. The RSUs vest over a four year period starting on October 23, 2006, as follows: 20% vest in years one and two, and 30% vest in years three and four.

The Company accounted for the offer as a modification in accordance with SFAS No. 123 (R) and as such calculated the fair value before and after the modification, which resulted in no incremental compensation cost on the modification date. The unrecognized compensation cost remaining from the original options, is recognized over the service period of the modified award (RSUs) using the straight line method.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 12:	–	EARNINGS PER SHARE

The Following Table Sets Forth the Computation of Basic and Diluted Earnings per Share:

	Years ended December 31,
	2005	2006	2007

Net income	$319,684	$278,027	$281,064

Weighted average Ordinary shares outstanding
(in thousands)	245,520	235,519	222,548

Dilutive effect:
Employee stock options (in thousands)	6,227	1,250	2,894

Diluted weighted average Ordinary shares
outstanding (in thousands)	251,747	236,769	225,442

Basic earnings per Ordinary share	$1.30	$1.18	$1.26

Diluted earnings per Ordinary share	$1.27	$1.17	$1.25

NOTE 13:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary Information About Geographical Areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following present total revenues for the years ended December 31, 2005, 2006 and 2007 and long-lived assets as of December 31, 2006 and 2007 by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2005	2006	2007

Americas, principally U.S.	$269,432	$265,499	$329,681
Europe, Middle East and Africa	236,605	238,821	319,871
Asia Pacific and Japan	73,313	70,821	81,325

	$579,350	$575,141	$730,877

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. Dollars in Thousands (except share and per share amounts)

NOTE 13:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

Revenue from data security products and associated software updates, maintenance and support services amounted to $ 82,746 of the Company’s revenue in 2007. For other product lines it is impracticable to provide revenues information for the years ended December 31, 2005, 2006 and 2007.

2.	Long-lived assets:

	December 31
	2006	2007

U.S.	$208,564	$201,679
Israel	43,285	51,691
Sweden	-	627,667
Rest of the world	575	953

	$252,424	$881,990

b.	Financial Income, Net:

	Year ended December 31,
	2005	2006	2007

Financial income:
Interest income	$65,884	$68,943	$48,375
Amortization of marketable securities premium
and accretion of discount, net	-	-	247
Realized gain on sale of marketable securities	-	-	867
Foreign currency re-measurement gain and others	412	-	3,327

	66,296	68,943	52,816

Financial expense:
Amortization of marketable securities premium
and accretion of discount, net	11,066	3,961	-
Foreign currency re-measurement loss	-	493	-
Realized loss on sale of marketable securities	-	268	1,850
Others	1,053	574	1,241

	12,119	5,296	3,091

	$54,177	$63,647	$49,725

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

Date: March 3, 2008