Form 20-F
period 2008-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2009-03-05
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

Commission file number 000-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

5 Ha'Solelim Street, Tel Aviv 67897, Israel

(Address of principal executive offices)

John Slavitt, Esq. General Counsel Check Point Software Technologies, Inc. 800 Bridge Parkway Redwood City, CA 94065 U.S.A. Tel: (650) 628-2110 Fax: (650) 649-1975

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered

Ordinary shares, NIS 0.01 nominal value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 210,042,282 ordinary shares, NIS 0.01 nominal value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐

Indicate by check mark the basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

TABLE OF CONTENTS

PART I

Currency of Presentation and Certain Defined Terms

        In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and possessions. References to “$", “dollar” or “U.S. dollar” are to the legal currency of the United States of America; references to “NIS” or “Israeli Shekel” are to the legal currency of Israel; references to “Euro” are to the legal currency of the European Union; and references to “SEK” or “Swedish Krona” are to the legal currency of Sweden.

        All references to “we,” “us,” “our” or “Check Point” shall mean Check Point Software Technologies Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries.

Forward-Looking Statements

        Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding trends related to our business and our expectations, beliefs, intentions or strategies regarding the future. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements also include, but are not limited to, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to increased acceptance of Internet technologies, expansion of connectivity services, acceleration of the use of networks, the need and demand for network, gateway and virtual security, the need and demand for flexible and extensible security, the demand for our new blade architecture and adoption of new licensing offerings, increasing demands on enterprise security systems, the impact of our relationship with our technology partners on our sales goals, the contribution of our products to our future revenue, our development of future products, and our ability to integrate, market and sell acquired products and technologies; and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, our expectations regarding our business and the markets in which we operate and into which we sell products, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, the adequacy of our capital resources, and our expectations regarding the acquisition of Nokia’s security appliance business.

        Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth in “Item 3 – Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date of the filing and reasonable assumptions. We undertake no obligation to update any of the forward-looking statements after the date of the filing, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

        We prepare our historical consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2004 to 2008. The selected consolidated statement of income data for the years 2006, 2007, and 2008, and the selected consolidated balance sheet data at December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2004 and 2005, and the selected consolidated balance sheet data at December 31, 2004, 2005 and 2006, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. This selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except per share data)

Consolidated Statement of Income Data:
Revenues	$515,360	$579,350	$575,141	$730,877	$808,490

Operating expenses (*):
Cost of revenues	27,750	30,540	36,431	82,301	92,609
Research and development	44,483	50,542	62,210	80,982	91,629
Selling and marketing	135,712	142,336	157,114	217,491	214,439
General and administrative	24,098	24,244	43,503	53,527	53,313
Acquired in-process R&D	23,098	-	1,060	17,000	-

Total operating expenses	255,141	247,662	300,318	451,301	451,990

Operating income	260,219	331,688	274,823	279,576	356,500
Financial income, net	44,777	54,177	63,647	49,725	40,876
Other-than-temporary impairment of marketable securities (**)	-	-	-	-	(11,221)
Income before taxes on income	304,996	385,865	338,470	329,301	386,155
Taxes on income	56,603	66,181	60,443	48,237	62,189

Net income	$248,393	$319,684	$278,027	$281,064	$323,966

Basic earnings per share	$0.99	$1.30	$1.18	$1.26	$1.51
Shares used in computing basic earnings
per share	251,244	245,520	235,519	222,548	214,361
Diluted earnings per share	$0.95	$1.27	$1.17	$1.25	$1.50
Shares used in computing diluted earnings
per share	260,608	251,747	236,769	225,442	216,668

* Including pre-tax charges for amortization of intangible assets, acquisition related expenses and stock-based compensation in the following items:

Amortization of intangible assets and acquisition related expenses
Cost of revenues	$4,061	$5,414	$5,414	$27,724	$24,554
Selling and marketing	171	228	604	12,260	12,428
General and administrative	-	-	927	-

Total	$4,232	$5,642	$6,945	$39,984	$36,982

Stock-based compensation
Cost of products and licenses	$-	$-	$39	$65	$48
Cost of software updates, maintenance and services	137	408	470	668	684
Research and development	1,297	1,252	9,371	4,309	5,037
Selling and marketing	2,745	1,825	7,997	8,780	6,855
General and administrative	441	260	18,515	20,230	19,703

Total	$4,620	$3,745	$36,392	$34,052	$32,327

** Year ended December 31, 2008, includes non-cash write down of $11.2 million (pre-tax) of marketable securities in accordance with SFAS 115.

	December 31,
	2004	2005	2006	2007	2008
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	$791,455	$1,186,119	$967,805	$692,316	$791,976
Total assets	1,919,819	2,092,495	2,080,793	2,368,575	2,593,616
Shareholders' equity	1,630,824	1,775,721	1,711,533	1,856,955	2,015,865
Capital stock	370,017	387,303	423,155	465,104	504,182

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

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

        The market for our products has continued to expand but the market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

■	The continued expansion of Internet usage and the number of organizations adopting or expanding intranets.

■	The ability of their respective infrastructures to support an increasing number of users and services.

■	The continued development of new and improved services for implementation across the Internet and between the Internet and intranets.

■	The adoption of data security measures as it pertains to data encryption technologies.

■	Government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy.

■	General economic conditions in the markets in which we, our customers and our suppliers operate.

        During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete

        The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our principal competitors include Cisco Systems, Inc., Fortinet Inc. and Juniper Networks, Inc. We also compete with several other companies, including McAfee, Inc., Microsoft Corporation, SonicWall Inc. and Symantec Corporation with respect to specific products that we offer, including data security products.

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

        Further, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by our products. The widespread inclusion of similar functionality to that which is offered by our solutions, as standard features of operating system software or networking hardware, could significantly reduce the marketability of our products, particularly if the quality of such functionality were comparable to that of our products. Furthermore, even if the network or application security functionality, provided as standard features by operating systems software or networking hardware, is more limited than that of our solutions, a significant number of customers may elect to accept more limited functionality in lieu of purchasing additional products.

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

        Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis; to address the increasingly sophisticated needs of our customers; and to keep pace with technological developments, new competitive product offerings, and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete” in this “Item 3 – Key Information – Risk Factors.”

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

        Our products are used to deploy and manage Internet security and protect information, which may be critical to organizations. As a result, the sale and support of our products entails the risk of product liability and related claims. We do not know whether, in the future, we will be subject to liability claims or litigation for damages related to product errors, or will experience delays as a result of these errors. Our sales agreements and product licenses typically contain provisions designed to limit our exposure to potential product liability or related claims. In selling our products, we rely primarily on “shrink wrap” licenses that are not signed by the end user, and for this and other reasons, these licenses may be unenforceable under the laws of some jurisdictions. As a result, the limitation of liability provisions contained in these licenses may not be effective. Although we maintain product liability insurance for most of our products, the coverage limits of these policies may not provide sufficient protection against an asserted claim. If litigation were to arise, it could, regardless of its outcome, result in substantial expense to us, significantly divert the efforts of our technical and management personnel, and disrupt or otherwise severely impact our relationships with current and potential customers. In addition, if any of our products fail to meet specifications or have reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, a loss of existing customers, and difficulty attracting new customers.

We are subject to risks relating to acquisitions

        We have made acquisitions in the past and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

        Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

■	Issue equity securities which would dilute current shareholders' percentage ownership;

■	Incur substantial debt;

■	Assume contingent liabilities; or

■	Expend significant cash.

        These financing activities or expenditures could harm our business, operating results and financial condition or the price of our ordinary shares. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, or at all, to complete acquisitions.

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

        Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

        In December 2006, we completed the acquisition of NFR Security, Inc., a U.S. privately held company. In January 2007, we completed the acquisition of Protect Data AB (“Protect Data”), which was a public company listed on the Stockholm Stock Exchange, and completed the integration of Protect Data into Check Point’s business. Protect Data is the owner of 100% of Pointsec Mobile Technologies AB (“Pointsec”), a leading provider of data security products, and other subsidiaries, as listed below in “Item 4 – Information on Check Point” under the caption “Organizational structure.” Pointsec provides products that are different in nature than our core technologies, including encryption software that helps companies secure data that may be stored on employee laptops, personal computers, smartphones, and personal digital assistants (PDAs).

        On December 22, 2008, we entered into an Asset Purchase Agreement with Nokia, Inc. (“Nokia”) to acquire Nokia’s security appliance business. The pending acquisition is expected to close in the first or second quarter of 2009 and is subject to regulatory approvals and customary closing conditions. If and when we close this pending acquisition, we expect to expand our security appliance line of business. However, we cannot assure you that we will complete the acquisition or successfully integrate the acquired personnel, operations and technologies or that we will be able to effectively manage the combined business following the completion of the acquisition.

        If we are unable to successfully address any of the risks related to acquisitions, our business, financial condition or operating results could be harmed.

Our operating margins may decline

        We may experience future fluctuations or declines in operating margins from historical levels due to many factors, including:

■	Increased competition that results in pressure on us to reduce prices.

■	Additional investments in the continuing development and expansion of our sales and marketing organization, including the expansion and further reinforcement of our worldwide field organization.

■	Integration of an acquired business that at the time of acquisition has operating margins lower than ours.

■	Additional expansion of our research and development organization.

■	Expected growth in the percentage of revenues that we derive from products incorporating hardware, which have lower operating margins than software products.

■	Global economic conditions that results in changes in customer capital spending budget.

        Our operating margins are likely to fluctuate based on the amount and timing of these and other developments. In addition, if our revenue levels are below expectations, this will likely have an adverse effect on our operating margins, since most of our expenses are not variable in the short term.

Our quarterly operating results are likely to fluctuate which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline

        Our revenues from our sales are not consistent from quarter to quarter and we experience some degree of seasonality in our sales. In addition, a majority of our sales typically occur in the last month of each quarter. Factors that could cause our revenues and operating results to fluctuate from period to period include:

■	Changes in customer capital spending budgets and allocations throughout the year.

■	General economic conditions in the markets in which our customers operate.

■	Seasonal trends in customer purchasing.

■	Competitive market conditions, including the pricing actions of our competitors.

■	The occurrence of an infrastructure failure resulting in delay of quarter-end purchases of products.

■	The occurrence of Internet security breaches or threats.

■	The timing and success of new products and new technologies introduced by us or our competitors.

■	Regional or global economic and political conditions.

■	Changes in our operating expenses and extraordinary expenses.

■	Impairment of goodwill and intangibles.

■	Our relationships with, and sales through, our channel partners.

■	Our ability to integrate the technology and operations of acquired businesses with our own business.

■	Fluctuations in foreign currency exchange rates.

        Unfavorable changes in the factors listed above, many of which are outside of our control, could materially adversely affect our business, operating results, and financial condition.

        Historically, our revenues have reflected seasonal fluctuations. Typically, we experience a slowdown in sales of our products in the third quarter and an increase in sales in the fourth quarter. We believe that we will continue to encounter quarter-to-quarter fluctuations.

        We operate with minimal backlog of products. Therefore, the timing and volume of orders within a given period and our ability to fulfill these orders, determine the amount of our product revenues within the period.

        We derive our sales primarily through indirect channels, making it difficult for us to predict revenues because we depend partially on estimates of future sales provided by third parties. In addition, changes in our arrangements with our network of channel partners or in the products they offer, such as our recent introduction of new support programs and products for our customers, which combine support from our channel partners with back-end support from us, could affect the timing and volume of orders. Furthermore, our expense levels are based, in part, on our expectations as to future revenues. If our revenue levels are below expectations, our operating results are likely to be adversely affected, since most of our expenses are not variable in the short term.

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

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our products or services and longer sales cycles, slower adoption of new technologies and increased price competition. In addition, weakness in the end-user market could negatively affect the cash flow of our distributors and resellers who could, in turn, delay paying their obligations to us. This would increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for PCs, servers, and other computing devices, or weakness in corporate information technology spending, could have a more direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States or other key markets do not improve, or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) an attestation report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. We have documented and tested our internal control systems and procedures and have made improvements in order for us to comply with the requirements of Section 404. While our assessment of our internal control over financial reporting resulted in our conclusion that as of December 31, 2008, our internal control over financial reporting was effective, and our independent registered public accounting firm has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting, we cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

        Our future performance also depends on our ability to attract skilled personnel in the future. Competition for personnel is intense. In order to retain our employees, we provide many of them with cash and stock-based awards that can be realized over time to increase longer-term commitments. However, we cannot be assured that we can retain our key personnel in the future.

        The loss of services of any of our key personnel, the inability to retain and attract qualified personnel in the future, or delays in hiring required personnel, could make it difficult for us to meet key objectives, such as product deliveries, sales and customer results and meeting managerial and financial milestones, and could adversely affect our business, financial condition and results of operations.

Under current U.S., Swedish, and Israeli law, we may not be able to enforce covenants not to compete and, therefore, we may be unable to prevent our competitors from benefiting from the expertise of some of our former employees

        Under current U.S., Swedish, and Israeli law, we may not be able to enforce, in whole or in part, agreements that prohibit some of our employees from competing with us or working for our competitors after they cease working for us. It may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. Competitors and others have in the past and may in the future attempt to recruit our employees. While our employees are required to sign standard agreements concerning confidentiality and ownership of inventions, we may not be able to prevent them from working with our competitors and providing their expertise to such companies, which could potentially harm our business.

We are dependent on a small number of distributors

        We derive our sales primarily through indirect channels. During 2008, we derived approximately 50% of our sales from our 10 largest distributors, with the largest distributor accounting for approximately 16% of our sales, and the second largest distributor accounting for approximately 14% of our sales. During 2007, these two distributors accounted for approximately 30% of our sales.

        We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among our distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us, our business, operating results and financial condition could be materially adversely affected.

        Our future success is highly dependent upon our ability to establish and maintain successful relationships with our distributors. In addition, we rely on these entities to provide many of the training and support services for our products and equipment. Accordingly, our success depends in large part on the effective performance of these distributors. Recruiting and retaining qualified distributors and training them in our technology and products requires significant time and resources. Further, we have no long-term contracts or minimum purchase commitments with any of our distributors, and our contracts with these distributors do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential distributors to favor their products or to prevent or reduce sales of our products. Our distributors may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with distributors would likely materially adversely affect our business, operating results and financial condition.

We purchase several key components and finished products from sole or limited sources, and we are increasingly dependent on contract manufacturers

        Many components, subassemblies and modules necessary for the manufacture or integration of our products are obtained from a sole supplier or a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules and reduced control over pricing, quality and timely delivery of components, subassemblies or modules. While we expend resources to qualify additional component sources, consolidation of suppliers in the industry and the small number of viable alternatives, have limited the results of these efforts.

        Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect.

        Difficulties in managing relationships with current contract manufacturers could impede our ability to meet the demand for our products and adversely affect our operating results.

We are dependent on a limited number of product families

        Currently, we derive most of our revenues from sales of Internet security products primarily under our VPN-1, UTM-1, Power-1 and related brands, as well as related revenues from software updates, maintenance and other services. We expect this to continue to be the case in the foreseeable future. Following the acquisition of Protect Data, we also began to generate revenue from data security products and associated software updates, maintenance and support services. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

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

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

        Some of our products utilize open source technologies. These technologies are licensed to us on varying license structures, including the General Public License. This license and others like it pose a potential risk to products in the event they are inappropriately integrated. In the event that we have not, or do not in the future, properly integrate software that is subject to such licenses into our products, we may be required to disclose our own source code to the public, which could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially adversely affect our competitive position and impact our business results of operations and financial condition.

We are the defendants in various lawsuits and are also subject to certain tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition

        We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

        In particular, following audits of our 2002 and 2003 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of investment income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 963 million with respect to 2002 (assessment received on December 27, 2007) and NIS 151 million with respect to 2003 (assessment received on May 29, 2008), in each case including interest as of the assessment date. We have appealed the orders relating to both years with the Tel-Aviv District Court, and these appeals are pending. See also “Item 8 – Financial Information” under the caption “Legal Proceedings.” There can be no assurance that the ITA will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions.

        We have also been named as a defendant in a lawsuit filed by Information Protection and Authentication of Texas, LLC in the Eastern District of Texas on December 30, 2008. The plaintiff’s original complaint in the lawsuit alleges infringement by us of U.S. patents nos. 5,311,591 and 5,412,717 and seeks an injunction and an unspecified amount of damages.  We currently intend to vigorously defend against plaintiff’s claims, but cannot assure you of the outcome of this litigation.

        We are currently engaged in various legal disputes with two minority shareholders of our subsidiary SofaWare Technologies Ltd. One of these shareholders is alleging we are oppressing him as a minority shareholder, and he is seeking to compel us to purchase his shares. He is currently valuing his shares at NIS 16 million, subject to change. The other minority shareholder claims that he and other minority shareholders are entitled to exercise veto rights with respect to certain actions of SofaWare. The same shareholder also filed a derivative claim against us on behalf of SofaWare. On February 14, 2008, the court partially accepted the derivative claim and ordered that we pay SofaWare NIS 13 million plus interest. Both parties have appealed this ruling. We are also engaged in additional litigation with these two minority shareholders. We believe that the claims filed by these two minority shareholders are without merit and intend to contest these claims vigorously.

        Further, we are the defendants in various lawsuits, including employment-related litigation claims, lease termination claims, patent infringement and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While we intend to defend the aforementioned matters vigorously, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources

        In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the software industry, and other technology industries, are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. We have been named in the past as a defendant in this type of litigation in the past. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to successfully protect our intellectual property rights

        We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point.” We have certain patents in the United States and in some other countries, as well as pending patent applications. We cannot guarantee that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. Although we do not know the extent to which there is piracy of our software products, software piracy is a persistent problem. We try to police this type of activity, but it is difficult to do so effectively. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, Israel or Sweden. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to our technology. If we are unable to secure, protect, and enforce our intellectual property rights, such failure could harm our brand and adversely impact our business, financial condition, and results of operations.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

        There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. As noted above, we have been named as a defendant in a lawsuit filed by Information Protection and Authentication of Texas, LLC in the Eastern District of Texas on December 30, 2008. The plaintiff’s original complaint in the lawsuit alleges infringement by us of U.S. patents nos. 5,311,591 and 5,412,717 and seeks an injunction and an unspecified amount of damages. In addition, third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

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

        Our international revenues and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

■	Technology import and export license requirements.

■	Costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries.

■	Trade restrictions.

■	Imposition of or increases in tariffs or other payments on our revenues in these markets.

■	Changes in regulatory requirements.

■	Greater difficulty in protecting intellectual property.

■	Difficulties in managing our overseas subsidiaries and our international operations.

■	Declines in general economic conditions.

■	Political instability and civil unrest which could discourage investment and complicate our dealings with governments.

■	Variety of foreign laws and legal standards.

■	Expropriation and confiscation of assets and facilities.

■	Difficulties in collecting receivables from foreign entities or delayed revenue recognition.

■	Differing labor standards.

■	Potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel.

■	Fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position.

■	The introduction of exchange controls and other restrictions by foreign governments.

        These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which has an impact on our financial statements based on currency rate fluctuations.

We are controlled by a small number of shareholders who may make decisions with which you or others may disagree

        As of December 31, 2008, our directors and executive officers owned approximately 20.7% of the voting power of our outstanding ordinary shares, or 25.4% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of December 31, 2008 (the exercise price of some of these options is greater than our current share market price). The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

We Face the Risk of a Decrease in Our Cash Balances and Losses in Our Investment Portfolio

        Investment income is an important component of our net income. The ability to achieve our investment objectives is affected by many factors, some of which are beyond our control. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our cash throughout the world is invested in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions.

        The outlook for our investment income is dependent on the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. Any significant decline in our investment income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

The current global credit crisis may significantly decrease the value of our investment assets

          The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and will yield uncertain returns, which may fall below our projected return rates. Due to recent market developments, including a series of rating agency downgrades, the fair value of these investments may decline. During 2008, we recorded an other-than-temporary impairment of marketable securities in the amount of $11.2 million in accordance with SFAS 115. Check Point expects that market conditions will continue to fluctuate and that the fair value of our investments may be impacted accordingly.

        Our cash, cash equivalents, short-term deposit and marketable securities totaled $1,443.8 million as of December 31, 2008. Our investment portfolio policy is buy and hold, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2008, would have decreased by $5.9 million.

        One of our primary market risk exposures is changes in interest rates, which relates primarily to our investments in marketable securities. A decline in market interest rates, such as the significant global decline in recent months, has had an adverse effect on our investment income. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. An increase in market interest rates could also have an adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

        We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Since October 2000, terrorist violence in Israel has increased significantly. In recent years, there has been an escalation in violence among Israel, Hamas, Hezbollah, the Palestinian Authority and other groups, including the recent extensive hostilities along Israel’s border with Gaza in December 2008 and January 2009. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

        For the year ended December 31, 2008, our effective tax rate was 16%. There can be no assurance that our effective tax rate will not change over time as a result of changes in corporate income tax rates, changes in the tax laws of the various countries in which we operate and fluctuations in the growth rate of our business. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

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

        Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”, and in notes 10b and 11 to our consolidated financial statements.

Our operations may be disrupted by the obligations of our personnel to perform military service

        Many of our officers and employees in Israel are obligated to perform military reserve duty until they reach age 45 and, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. Military service requirements for our employees could materially adversely affect our business, operating results and financial condition.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving directors, officers or significant shareholders, and regulates other matters that may be relevant to these types of transactions. Furthermore, Israeli tax considerations may make potential acquisition transactions unappealing to us or to some of our shareholders. For example, Israeli tax law may subject a shareholder who exchanges his or her ordinary shares for shares in a foreign corporation, to taxation before disposition of the investment in the foreign corporation. These provisions of Israeli law may delay, prevent or make difficult an acquisition of our company, which could prevent a change of control and, therefore, depress the price of our shares.

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

Our operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business

        Although we have operations throughout the world, the majority of our revenue and approximately 56% of our operating costs in 2008 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 44% of our operating costs in 2008 were incurred in other currencies, particularly in Israeli Shekels, Euros, Swedish Krona and British Pounds. During 2007 and 2008, the Israel shekel appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our operations in Israel. As a result of this differential, from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

        The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

ITEM 4.	INFORMATION ON CHECK POINT

        We develop, market and support a wide range of software and combined hardware and software products and services for information technology (IT) security and offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security that can be managed by a single unified management console. This unified management allows for ease of deployment and centralized control and is supported and enforced with real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security (OPSEC) framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners worldwide.

        In January 2007, we completed the acquisition of Protect Data AB (“Protect Data”), which was a public company listed on the Stockholm Stock Exchange, and completed the integration of Protect Data into Check Point’s business. Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information stored on mobile computing devices, such as laptops, PDAs, smartphones and removable media (e.g., USB devices), confidential and secure. With the acquisition of Protect Data, Check Point entered into the data security market.

        On December 22, 2008, we entered into an Asset Purchase Agreement with Nokia to acquire its security appliance business. The pending acquisition is expected to close in the first or second quarter of 2009 and is subject to regulatory approvals and customary closing conditions. Check Point has collaborated with Nokia’s security appliance business over the past decade to deliver industry-leading enterprise security solutions. Upon completion of the acquisition, Check Point intends to build on this collaboration to provide an extended security appliance portfolio developed, manufactured and supported by Check Point. Additional details regarding the important events in the development of our business since the beginning of 2008 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

        We were incorporated as a company under the laws of the State of Israel in 1993 under the name of “Check Point Software Technologies Ltd.” Our registered office and principal place of business is located at 5 Ha’Solelim Street, Tel Aviv 67897 Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s Web site is www.checkpoint.com. The contents of our Web site are not incorporated by reference into this Annual Report on Form 20-F.

        This Annual Report on Form 20-F is available on our Web site. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, U.S.A., tel: 650-628-2050, email: ir@us.checkpoint.com.

        Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A., tel: 213-627-8252.

Industry Background

        The ability to access and distribute information is a key strategic asset in today’s competitive business environment. The resulting need to effectively use and communicate information as well as work more collaboratively has led to the extensive deployment of network-based communication systems delivering connectivity. Increased connectivity has in turn expanded the need for technology to safeguard and manage the access to information available over these networks and to secure information contained on these connected systems.

        Increase in connectivity

        Over the past decade, global connectivity has continued to increase rapidly. The emergence of increased reliance on the Internet for business communications and transactions increases the need for secured access to information and applications and raises challenges associated with providing it. Companies of all sizes in most industries are embracing and supporting increased connectivity for mobile and remote employees. This includes connectivity to corporate data and application resources, as well as general Internet access. Remote users are increasingly able to access private corporate networks and information from a growing spectrum of mobile devices, including laptops, PDAs, smartphones, portable media players, and removable media storage devices. The expansion of network access to mobile workers and the increase in information contained on mobile devices is driving demand to secure all devices with access to corporate information.

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

        The primary means of controlling access to organizational networks and protecting against attacks is the deployment of Internet firewalls. Firewalls are typically deployed at the demarcation of an organization’s Local Area Network (LAN) and the Internet or within an organization between different segments and are used to strictly control traffic into and out of the organizational network or between segments. Firewall technology is constantly evolving to detect and defeat highly sophisticated network and application-level attacks that are increasingly prevalent on the Internet today. Organizations are also deploying an additional layer of security by applying security software to networked endpoint devices, such as personal computers. Endpoint security includes personal firewall, security and policy enforcement features that have been specifically designed for internal and remote personal computing devices. In addition to protecting their IT assets from attack, organizations have taken steps to guard their sensitive information traversing untrusted networks, such as the Internet. Securing organizational information on the Internet is critical as organizations utilize the Internet as their corporate network backbone to link company offices and employees. Transmitting information over the Internet without adequate security exposes this information to unauthorized interception, manipulation or replication. To mitigate this risk, organizations have deployed VPNs to encrypt and authenticate their Internet traffic.

        Firewalls and VPNs are usually integrated as a single product. Unified Threat Management (UTM) solutions integrate firewalls and VPNs with additional security features, such as network intrusion prevention and virus scanning in a single, centrally managed security solution. Integrating multiple security functionalities delivers greater security for all network traffic and facilitates efficient management and enforcement of an organization’s security policies.

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

        The need for data and endpoint security increases as workers continue to move away from centralized corporate environments. While network security offers effective solutions for data in motion, sensitive data can still be lost or accessed improperly. Organizations are deploying an additional layer of security by applying security software to endpoint devices, such as personal computers. Endpoint security includes personal-firewall, Network Access Control (NAC), program control, antivirus, anti-spyware, data security, URL filtering, anti-spam and remote access features that have been specifically designed for remote personal computing devices.

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

        The primary means of protecting data that resides on endpoints are as follows: full-disk encryption of the hard drive with access control (rendering the data useless to unauthorized parties); media encryption and port protection (to prevent unauthorized copying of sensitive data to USB flash drives, writable CDs and DVDs, etc.); and mobile device and memory card data encryption (to prevent sensitive data from being accessed on lost or stolen PDAs and smartphones).

Products and Services

        Our products, services and technologies provide the following protection:

1. Network security gateway

        Our wide range of network security gateways allows our customers to implement their security policies on network traffic between internal networks and the Internet as well as between internal networks and private networks used with partners. These gateways are available as either appliances or software solutions providing customers with a broad range of deployment options, including the ability to customize the configuration to best meet their security needs. Our security gateways include the following technologies to secure traffic and optimize performance:

■	Firewall – Inspects traffic as it passes through security gateways, classifying it based on various criteria such as source and destination of connection, protocol, services and application used. This provides a means to allow, block and log each connection based on the organization’s security policy. Our firewall technology is based on several key differentiated technologies, including:

š	Patented Stateful Inspection technology that allows flexible and programmable classification of network traffic.

š	Application Intelligence technology that contains various means to detect the correct use of application protocols and can block attacks that attempt to utilize such exploits in specific applications.

š	Network Address Translation – Allows hiding of internal addresses so internal users are not exposed to external threats, as well as connecting private networks that use “generic” addresses using publicly defined external addresses.

š	Specific technologies to prevent denial-of-service (DoS) attacks on networks. These attacks include various ways of overloading applications and networks in multiple requests that try to slow and stop their response.

■	Intrusion Prevention Technologies – Monitors the network for malicious or unwanted traffic and has the ability to detect and block “known” attacks on the network or system based on usage patterns as well as “unknown” attacks based on “out of bounds” usage of certain services and protocols. Intrusion prevention technology is supported by online security update services that provide the latest defense mechanisms including “signatures” for the most recent attacks. Intrusion prevention is available as technology integrated into the firewall or as a dedicated IPS system.

■	Virtual Private Networks (VPNs) – Provide the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as mobile computers) and the corporate network. This prevents exposing sensitive traffic and attempts to modify such communication and replicate certain transactions.

■	Content Screening – Enables screening of specific application protocols such as Web traffic to allow/block access to specific Web addresses based on their content. There is also screening for viruses (antivirus) to detect downloads of malicious applications.

■	Messaging Security – Prevents the use of the messaging infrastructure (such as email) to attack the organization. Six dimensions of messaging security technologies are available in our products, including prevention of emailed spam and the use of messaging protocols for various attacks, as well as enabling the scanning of email traffic for malware and viruses embedded in email.

■	Web-Based Communications – Allow remote and mobile employees to securely connect to their organizations’ networks via a Web browser (via Secure Sockets Layer VPN technology) and defend against attacks that target our customers’ Web-based business applications.

■	Security Acceleration – Patented security acceleration technologies speed up security inspection to ensure a high service level for business applications. These technologies improve overall throughput and reduce latency through several different techniques, such as load balancing and load sharing between physical gateways, balancing security traffic loads between multiple cores on multi-core processors, and offloading repetitive decisions from the general-purpose processor to specialized hardware and software.

■	Virtualization – Certain Check Point gateways are available on a virtual security operations platform that enables organizations to consolidate multiple security gateways in a single hardware system and to secure virtual server environments.

2. Data and endpoint security

        Our data and endpoint security technologies provide multiple technologies that run on individual computers (endpoints) connecting to the network, such as desktop computers, mobile computers and communications devices. These technologies include:

■	Personal Firewall – Prevents network attacks on individual computers by blocking internal attacks and the proliferation of network “worms” within the corporate network, as well as attacks on home and mobile computers that are connected to public networks. Our personal firewall technologies include proprietary technologies such as:

š	Inbound and Outbound Firewalls – Prevent malware and Trojan horses not only from attacking individual computers but also from sending data out through unauthorized applications.

š	Program Advisor and Operating System Firewall – Using a real-time network service, we can detect malicious and/or unauthorized applications running on individual computers and block their activities.

š	Network Access Control – Provides the network with information on the compliance of individual computers to the organization’s security policy and allows selective connectivity of devices to the network based on their compliance.

■	Data Protection – Data stored on individual endpoint devices can be exposed to unauthorized parties by copying it to external devices, or even more commonly, if devices fall into the wrong hands. Lost and stolen computers provide unauthorized parties the chance to access all the information stored on these computer hard drives. We protect against these risks to data through:

š	Full-Disk Encryption – All the data stored on an individual PC can be fully encrypted, so that unauthorized parties cannot read this data even if they get physical access to the disk drive.

š	Port Control – Allows an organization to prevent or control the transfer of information from individual computers to external devices such as USB memory devices and external hard drives.

š	Media Encryption – Enables encryption of data stored on mobile devices, such as CDs and DVDs and other external removable media.

■	Remote Access VPNs – Enable mobile devices to securely access an organization’s network by encrypting all traffic between mobile devices and the corporate network and ensure mobile devices and users are properly authenticated.

■	Anti-Malware – Antivirus, anti-spyware and other technologies detect viruses and other malware that try to run on any device and/or circumvent its operation. Our anti-malware technology uses some of the industry’s best engines and operates “on-demand” when a new application is stored or retrieved from the device or the network and by scanning computers against this type of attack.

        The four technologies above are consolidated into a single endpoint security agent managed by a single administrative console. This is the industry’s first and only such solution. It provides total security at the endpoint and eliminates the need to deploy and manage multiple agents, reducing complexity, conflicts between various security components, procurement and management costs and the total cost of ownership.

3. Security management

        A key element in implementing the above security technologies is the ability to effectively manage the deployment while ensuring consistent operations in accordance with organization policy. Our strategy is to provide a single console for security management. This single console reduces the need for multiple, sometimes conflicting, management systems that require a high degree of specialization and training. The key aspects include:

■	Centralized Policy Management – Tools that allow the definition of various aspects of the security policy, such as network access rights, application controls, etc.

■	Provisioning Tools – Allow the daily deployment and removal of individual entities, such as new gateways, users and devices.

■	Monitoring Tools – Show the status of each controlled device and allow the immediate detection and remediation of various situations.

■	Auditing Tools – Consistent tools to log and monitor every change made to the security infrastructure and to ensure that all changes are accounted for and can be traced and tracked by company policies.

■	Security Information and Event Management – Today’s complex, multi-layered security architecture consists of many devices to ensure servers, hosts and network applications are protected from harmful activity. These devices all generate voluminous logs that are difficult and time consuming to interpret. Our solutions automatically prioritize security events for decisive, intelligent action. Clear, graphical reports help inform decisions related to resource allocation, security optimization and regulatory compliance.

        We package and market our products and services under different names and at a variety of prices. Each package addresses security tasks for different network environments and has corresponding support offerings.

        Our management and gateway software products run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for both gateway and management products. Additional appliance solutions are also available from our partners such as Nokia Corporation, Crossbeam Systems Inc. and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Microsoft Windows Mobile, Symbian, Linux and PalmOS.

Moving Forward

        In February 2009, Check Point introduced a new architecture aimed at changing the way customers deploy their IT security infrastructure: the Software Blade architecture. Security environments of large, medium and small companies are becoming more complex as they attempt to address continually evolving threats with new protections. Each new protection requires a new product, hardware platform, management console and set of daily events to monitor. Corporations’ security has become increasingly complex and incurs increased operational expenses in order to implement and support these incremental additions to the existing security infrastructure.

        As described above in our product and service offerings, in response to rising IT operational expenses, organizations began to seek consolidated security devices that incorporated several functions into a single device, such as unified threat management (UTM) appliance. UTM devices consolidate firewall, VPN, intrusion prevention, antivirus and other functions in a single, turnkey solution and have been successful in helping companies reduce capital and operational expenditures. Although clearly a good solution to date, it cannot keep up with the rapidly evolving threat environment which requires that UTM functionality be extended.

        In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture, which provides customers with the ability to tailor their security gateways based on their specific needs at any time. Check Point Software Blade architecture offers businesses a common platform to deploy independent, modular and interoperable security applications or “software blades”, such as firewall, virtual private network (VPN), intrusion prevention system (IPS), anti-virus, policy management or security reporting blades. The new architecture allows customers to select the exact security software blades they need and to combine them into a single, centrally managed solution. With the new Software Blade architecture customers will be able to move functionality from one system to another, consolidate or split functionalities between systems and assure performance for each software blade by setting usage thresholds. All of these capabilities are intended to enable customers to scale their security needs while simultaneously optimizing their security costs.

        Check Point’s Software Blade architecture

        Check Point’s Software Blade architecture delivers extensible, flexible and manageable security solutions to companies of all sizes. The Software Blade architecture provides customers with the flexibility to custom configure Check Point security gateways and security management systems to meet their specific needs. Customers can deploy any combination of security functions by either purchasing “pre-defined systems” or building a fully customized solution by choosing a Software Blade container and selecting from a library of over 20 software blades. Each blade runs a separate security function. Therefore, customers can easily extend their security solutions by adding new blades without the necessity of purchasing separate systems. Check Point’s Software Blade architecture enables organizations to deploy security dynamically, as needed, with lower total cost of ownership, full integration of the various security functions and with central management of the security system.

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

        Stateful Inspection runs on a network gateway or an endpoint, such as a personal computer, and enables the screening of all data attempting to pass from one network to another. By tracking each connection, the system ensures that data passing through the gateway complies with a defined security and traffic policy, traffic is managed according to priority, and security decisions are made in an intelligent and timely manner.

        Stateful Inspection enables our products to inspect network traffic at high speed. This means that as network traffic increases, our products respond efficiently to the larger volumes of data. Our Stateful Inspection technology can be adapted to new protocols, software applications, and security threats. It can be upgraded and can be run on a wide range of operating systems.

        Application Intelligence

        Our Application Intelligence technology provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols, and the underlying operating system. Application Intelligence provides security for these applications by running multiple security checks, including validation of compliance to standards, validation of expected use of protocols, inspection for known malicious content and control of application layer operations. The result is the ability to proactively shield applications from attack without relying on specific attack signatures. We have integrated our Application Intelligence technology into our Power-1, UTM-1, UTM-1 Edge, VPN-1 Power, UTM, Safe@Office, IPS-1, Connectra, and VPN-1 Power VSX products.

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

        SecurePlatform

        SecurePlatform bundles the Check Point security solutions together with a prehardened operating system (OS), in a single package that is easy to deploy. It optimizes the performance of security and OSes and includes a set of tools that ease setup and network configuration, thus reducing the total cost of ownership for security gateways and security management servers. SecurePlatform runs on a variety of open systems, i.e., systems whose key interfaces are based on widely supported standards.

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

        CoreXL

        CoreXL is a technology for intelligently balancing security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention. CoreXL, a Check Point security gateway running on a multi-core platform, can be configured to have a large number of active intrusion prevention settings, such as those that would be found protecting sensitive information or networks, while maintaining high performance levels.

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

        Hybrid Detection Engine (HDE)

        At the heart of the IPS-1 Sensor (described above under “Products”), the HDE utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic. These techniques include the following: signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network; protocol analysis to validate that the traffic construct meets the expected standards; anomaly detection to identify instances where network traffic exhibits abnormal characteristics; OS fingerprinting to determine the OS type of the traffic destination, which ensures proper receipt and processing; multi-element correlation to detect widespread illicit activity launched from the same source address; dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network; as well as other techniques to deliver comprehensive network protection.

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

Revenues by category of activity

        The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Category of Activity:
Products and licenses	$241,961	$309,785	$338,317
Software updates, maintenance and services	333,180	421,092	470,173

Total revenues	$575,141	$730,877	$808,490

        Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.

Sales and Marketing

        We sell through a wide net work of channel partners, including distributors, resellers, value-added resellers, system integrators and managed services providers. Our agreements with these channel partners are non-exclusive. Almost all of our enterprise sales are to our channel partners and not directly to our end users. Most of our sales to the consumer market are either direct, via our Web sites, or through retail stores.

        We use various marketing tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising, online search optimization and telemarketing campaigns. In addition, in order to try our products, we provide current and prospective customers with limited in time software evaluation licenses. We have strategic relationships with various hardware partners, including vendors providing server, workstation, appliance and networking products. These include Crossbeam Systems Inc., Dell Inc., Hewlett-Packard Co., IBM, Nokia Corporation, Microsoft Corporation, Nortel Networks Corp., Siemens AG and Sun Microsystems Inc.

        As of December 31, 2008, we had 701 employees dedicated to sales and marketing.

Customer Service and Support

        We operate a worldwide technical services organization which provides a wide range of services including the following: (i) technical customer support programs and plans, such as Enterprise Based Support (“EBS”) and Collaborative Enterprise Support (“CES”), which provides support for a customer’s entire Check Point product install base; (ii) certification and educational training on Check Point products; and (iii) professional services in implementing, upgrading, and optimizing Check Point products, such as design planning, security implementation, and project management.

        Our technical assistance centers in the United States, Israel, and Japan offer worldwide 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumers support only). As of December 31, 2008, we had 222 employees dedicated to customer service and support.

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

Research and Product Development

        We believe that our future success will depend upon our ability to enhance our existing products, develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels, and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to address network and data security covering perimeter, internal, Web and endpoint security needs, as well as the integrated management of these solutions. We expect to develop most of our new products internally and also expect to leverage the products and technologies recently acquired in our acquisitions of Protect Data AB and NFR Security, Inc., as well as the products and solutions that we expect to acquire upon the closing of the proposed acquisition of Nokia’s security appliance business. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $62.2 million in 2006, $81.0 million in 2007 and $91.6 million in 2008. These amounts include stock-based compensation in the amount of $9.4 million in 2006, $4.3 million in 2007 and $5.0 million in 2008. As of December 31, 2008, we had 678 employees dedicated to research and development activities and quality assurance.

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

        We have six U.S. patents, over 25 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate and/or our competitors may independently develop technology that is similar but is based on our technology. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

        We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software Technologies (Canada) Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Singapore) PTE Ltd.	Singapore
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. - US Branch (1)	United States of America (New York)
Check Point Software Technologies Cayman Islands	Cayman Islands
Check Point Software Technologies Ltd. China (2)	China
Protect Data AB	Sweden
SofaWare Technologies Ltd. (3)	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.

(2)	Branch of Check Point Software Technologies Ltd.

(3)	We own 63% of the outstanding equity of SofaWare (62% on a fully diluted basis) as of December 31, 2008.

        Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl (2)	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies B.V.	Netherlands
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain
C.P.S.T. Sweden A.B.	Sweden
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.

(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd., and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

        Protect Data AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Protect Data Internet Solutions AB	Sweden
Pointsec Sweden AB	Sweden
Pointsec Mobile Technologies AB	Sweden
Pointsec Norway AS	Norway
Oy Pointsec Finland AB	Finland
Pointsec Wireless Solutions AB	Sweden
Pointsec Mobile Technologies, Inc.	United States of America (California)
Pointsec Mobile Technologies Ltd.	United Kingdom
Pointsec Mobile Technologies Pty Ltd.	Australia
Pointsec Mobile Technologies Limited	Hong Kong
Pointsec Mobile Technologies B.V.	Holland
Pointsec Mobile Technologies Pte Ltd.	Singapore
Reflex Software Ltd. (Jersey)	United Kingdom
Reflex Magnetics Ltd.	United Kingdom
Reflex Software Luxembourg SARL	Luxembourg

        Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Pointsec Mobile Technologies, LLC.	United States of America (California)
NFR Security, Inc.	United States of America (Delaware)
Zone Labs, L.L.C.	United States of America (California)
Zone Labs Pte Ltd. (1)	Singapore

(1)	Subsidiary of Zone Labs LLC. The company filed an application for striking off with the Accounting and Corporate Regulatory Authority in Singapore.

Property, Plants and Equipment

        Our international headquarters are located in Tel Aviv, Israel. We own the headquarters pursuant to a lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We are not required to make any additional payments under the lease.

        Our international headquarters building contains approximately 170,000 square feet of office space. Our international headquarters building is used for administration of our business including sales and research and development.

        We also acquired the rights to construct an additional building with approximately 130,000 square feet.

        In addition, we lease offices in various locations around the world. Our principal offices locations are as follows:

Location	Primary Usage	Space (square feet)

Redwood City, California	U.S. Headquarters	48,384
Irving, Texas	Technical support, education and professional services	26,725
Stockholm, Sweden	Research and development	15,123

        In addition to the above, we lease the following office spaces:

Location	Primary Usage	Space (square feet)

EMEA	Sales, research and development	61,170
Americas	Sales	27,484
Asia Pacific and Japan	Sales	13,514

Principal Capital Expenditures and Divestitures

        For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis is based on our consolidated financial statements including the related notes, and should be read in conjunction with them. Our consolidated financial statements are provided in “Item 18 – Financial Statements”.

Overview

        We develop, market and support a wide range of software and combined hardware and software products and services for IT security and offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security. We also provide unified management which allows for ease of deployment and centralized control and is supported and enforced with real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security (OPSEC) framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners worldwide.

        In January 2007, we completed the acquisition of Protect Data AB (“Protect Data”), which at the time was a public company listed on the Stockholm Stock Exchange. Protect Data operates its business through its wholly owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps the sensitive information stored on mobile computing devices, such as laptops, PDAs, smartphones, and removable media (e.g., USB devices), confidential and secure. With the acquisition of Protect Data, Check Point entered the data security market.

        On December 22, 2008, we entered into an Asset Purchase Agreement with Nokia to acquire its security appliance business. The pending acquisition is expected to close in the first or second quarter of 2009 and is subject to regulatory approvals and customary closing conditions. Check Point has collaborated with Nokia’s security appliance business over the past decade to deliver industry-leading enterprise security solutions. Upon completion of the acquisition, Check Point intends to build on this collaboration to provide an extended security appliance portfolio developed, manufactured and supported by Check Point. We anticipate that as a result of this acquisition, our expenses in several categories will increase commensurate with the operational costs of operating and integrating the acquired business. This will be primarily attributable to increases in personnel and payroll and related costs correlating to increases in cost of revenues, research and development, selling and marketing and general and administrative expenses.

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

        We derive our sales primarily through indirect channels. During 2008, we derived approximately 50% of our sales from our ten largest distributors, compared to 49% in 2007. In both 2007 and 2008, the largest distributor accounted for approximately 16% of our sales, and the second largest distributor accounted for approximately 14% of our sales.

        The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
Region:	2006	2007	2008

Americas, principally U.S.	46%	45%	43%
Europe, Middle East and Africa	42%	44%	45%
Asia Pacific and Japan	12%	11%	12%

        For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely, are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

■	Revenue recognition

■	Business combinations

■	Goodwill

■	Realizability of long-lived assets

■	Accounting for income taxes

■	Equity-based compensation expense

■	Allowances for doubtful accounts

■	Valuation of financial instruments

■	Valuation of investments

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

        Revenue recognition

        We generally derive our revenues from two primary sources:

■	Software products and combined hardware and software products; and

■	Software updates, maintenance and services.

        We recognize product and licenses revenue in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions” (collectively, “SOP 97-2”). We recognize product and license revenue when persuasive evidence of an arrangement exists, the product has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable, and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met. As required by SOP 97-2, we determine the value of the product component of our multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

        Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement. Our support services grant our customers telephone access to technical support personnel during the term of the service. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

        We follow very specific and detailed guidelines in measuring revenue, the most significant of which are discussed above. We determine the fair value of each type of undelivered element as follows:

        For enterprise products, we determine the fair value based on the renewal prices charged for our software updates, maintenance and support services. We offer several levels of services, classified by services offered, response time and availability. We have defined classes of customers, based on the total gross value of licensed software products the customer purchased from us. We price renewals for each service level and each class of customer as a fixed percentage of the total gross value of software products the customer licensed from us.

        For our consumer products, we determine the fair value based on the renewal prices of our software updates, maintenance and support services for the different products offered. The renewal prices are based on our price list.

        Business combinations

        In accordance with business combination accounting, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

        Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, but are not limited to, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; (iii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and (iv) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

        In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. See Note 3 to our consolidated financial statements for additional information on accounting for our recent acquisitions.

        Goodwill

        We review goodwill for impairment annually during the fourth quarter of each fiscal year, and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

        We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the implied fair value of the reporting unit, we use a discounted cash flow methodology, market multiples and market capitalization. Significant estimates that we use in these fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill. Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of 2008, did not result in an impairment charge.

        Realizability of long-lived assets

        We are required to assess the impairment of tangible and intangible long-lived assets, other than goodwill, under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

        Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets. No impairment charges were recognized during 2006, 2007 and 2008.

        Accounting for income tax

        We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes in accordance with FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with (SFAS) No. 109, Accounting for Income Taxes (SFAS 109). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

        Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest and penalty.

        Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2008 and 2007 are appropriately accounted for in accordance with FIN 48 and SFAS No. 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

        Equity-based compensation expense

        We account for equity-based compensation in accordance with SFAS No. 123(R), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

          We estimate the fair value of employee stock options using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded stock options in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical behavioral patterns rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future.

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

        Valuation of financial instruments

        Effective January 1, 2008, we adopted SFAS 157, Fair Value Measurements, and effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, as set forth below, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

—	Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

—	Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

—	Level 3 – Unobservable inputs which are supported by little or no market activity.

        The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

        The actual value at which such securities could actually be sold or settled with a willing buyer or seller may differ from such estimated fair values depending on a number of factors, including, but not limited to, current and future economic conditions, the quantity sold or settled, the presence of an active market and the availability of a willing buyer or seller.

        Valuation of investments

        Based on our intention with respect to a particular investment at the time of investment, we are generally required to classify our investments into one of three investment categories under GAAP: trading, held-to–maturity, or available-for-sale. The classification of the investment may affect our reported results. For investments classified as trading, we are required to recognize changes in the fair values into income for the period reported. For investments classified as held-to-maturity, we are required to carry the investment at amortized cost, with only the amortization occurring during the period recognized into income. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. We classify our investments as available-for-sale.

        We periodically review our marketable securities for impairment. If we conclude that any of these investments are impaired, we determine whether such impairment is “other-than-temporary” as defined under FSP 115-1. Factors we consider to make such a determination include our intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. If any impairment is considered “other-than-temporary,” we will write down the asset to its fair value and take a corresponding charge to our Consolidated Statement of Income.

        During 2008, we recorded other-than-temporary impairment on our marketable securities in the amount of $11.2 million pre-tax.

Results of operations

        The following table presents information concerning our results of operations in 2006, 2007 and 2008:

	Year Ended December 31,
	2006	2007	2008
	(in thousands)

Revenues:
Products and licenses	$241,961	$309,785	$338,317
Software updates, maintenance and services	333,180	421,092	470,173

Total revenues	575,141	730,877	808,490

Operating expenses*:
Cost of products and licenses	13,378	30,276	40,842
Cost of software updates, maintenance and services	17,639	24,301	27,213
Amortization of technology	5,414	27,724	24,554

Total cost of revenues	36,431	82,301	92,609

Research and development	62,210	80,982	91,629
Selling and marketing	157,114	217,491	214,439
General and administrative	43,503	53,527	53,313
Acquired in-process R&D	1,060	17,000	-

Total operating expenses	300,318	451,301	451,990

Operating income	274,823	279,576	356,500
Financial income, net	63,647	49,725	40,876
Other-than-temporary impairment of marketable securities**	-	-	(11,221)

Income before taxes on income	338,470	329,301	386,155
Taxes on income	60,443	48,237	62,189

Net income	$278,027	$281,064	$323,966

* Including pre-tax charges for amortization of intangible assets, acquisition related expenses and stock-based compensation in the following items:

Amortization of intangible assets and acquisition related expenses
Selling and marketing	$604	$12,260	$12,428
General and administrative	927	-	-

Total	$1,531	$12,260	$12,428

Stock-based compensation
Cost of products and licenses	$39	$65	$48
Cost of software updates, maintenance and services	470	668	684
Research and development	9,371	4,309	5,037
Selling and marketing	7,997	8,780	6,855
General and administrative	18,515	20,230	19,703

Total	$36,392	$34,052	$32,327

** Year ended December 31, 2008, includes non-cash write down of $11.2 million (pre-tax) of marketable securities in accordance with SFAS 115.

        The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2006	2007	2008

Revenues:
Products and licenses	42%	42%	42%
Software updates, maintenance and services	58	58	58

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	2	4	5
Cost of software updates, maintenance and services	3	3	3
Amortization of technology	1	4	3

Cost of revenues	6	11	11

Research and development	11	11	11
Selling and marketing	27	30	27
General and administrative	8	8	7
Acquired in-process R&D	-	2	-

Total operating expenses	52	62	56

Operating income	48	38	44
Financial income, net	11	7	5
Other-than-temporary impairment of marketable securities	-	-	(1)

Income before taxes on income	59	45	48
Taxes on income	11	7	8

Net income	48%	38%	40%

        Revenues

        We derive our revenues mainly from the sale of products and licenses, and related software updates, maintenance and other services. Our revenues were $575.1 million in 2006, $730.9 million in 2007 and $808.5 million in 2008.

        Total revenues in 2008 grew by 11% compared to 2007. Product and license revenues increased by $28.5 million, or 9%, from $309.8 million in 2007 to $338.3 million in 2008, which is attributed mostly to growth in sales of integrated appliances. Over the last three years, product and license revenues as a percentage of revenues remained flat at 42% of revenues. Software updates, maintenance and services revenues increased by $49.1 million, or 12%, from $421.1 million in 2007 to $470.2 million in 2008, primarily as a result of renewals and new sales of maintenance contracts and increasing sales of SmartDefense security services.

        Total revenues in 2007 grew by 27% compared to 2006. Of that increase, 13% was attributed to Check Point’s traditional business and the remainder was due to the inclusion of Protect Data in our results for 2007. Protect Data contributed $82.8 million to our revenues in 2007. The increase of 28% in product and licenses revenues is mainly attributed to the inclusion of Protect Data in our results of operations for 2007. Software updates, maintenance and other services revenues grew by 26% compared to 2006, again, primarily as a result of renewals and new sales of maintenance contracts and increasing in sales of SmartDefense security services.

Cost of Revenues

        Total cost of revenues was $36.4 million in 2006, $82.3 million in 2007, and $92.6 million in 2008. Cost of revenues includes cost of product and licenses, cost of software updates, maintenance and services and amortization of technology. Our cost of products and licenses is comprised of the cost of software and hardware production, manuals, packaging and license fees paid to third parties. Cost of products and licenses was $13.4 million in 2006, $30.3 million in 2007 and $40.8 million in 2008, and represented 2% of revenues in 2006, 4% in 2007 and 5% in 2008. In 2007, the increase was mainly due to increased volume of hardware-based products and an increase in licensing expenses which accounted for approximately $13.3 million, and the inclusion of Protect Data in our financial results which accounted for approximately $2.8 million. In 2008, the increase was mainly due to increased sales of hardware-based products and an increase in licensing expenses which accounted for approximately $9.8 million.

        Our cost of software updates, maintenance and services includes the cost of post-sale customer support, training and consulting. The cost of software updates, maintenance and services was $17.6 million in 2006, $24.3 million in 2007, and $27.2 million in 2008, and represented 3% of revenues in each of 2006, 2007 and 2008. In 2007, we experienced an increase in cost of software updates, maintenance and services, primarily related to an increase in headcount in our technical services organization, both from organic growth and the inclusion of Protect Data. At the end of 2007, we had 225 employees, of which 18 were added as a result of the Protect Data acquisition, compared to 163 at the beginning of 2007. The increase in the number of employees resulted in an additional compensation expense of approximately $4.8 million in 2007. In 2008, we experienced an increase in the cost of software updates, maintenance and service primarily related to an increase in compensation and payroll related expenses, as the average headcount throughout 2008 was higher, in comparison to 2007, and as a result of the effect of exchange rate fluctuations on compensation expenses.

        Amortization of technology related to the acquisition of Zone Labs was $5.4 million in 2006. In 2007, amortization of technology increased to $27.7 million, with the inclusion of Protect Data and NFR. The intangible assets added in connection with the acquisitions are amortized over their useful lives on a straight-line basis, which represents the expected pattern of usage. In 2008, amortization of technology decreased to $24.6 million. The decrease resulted primarily from Zone Labs’ intangible assets being fully amortized at the beginning of 2008.

        Research and Development

        Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $62.2 million in 2006, $81.0 million in 2007 and $91.6 million in 2008, and represented 11% of revenues in each of 2006, 2007 and 2008. In 2007, the increase in research and development expenses was mainly due to growth in headcount, from 573 at the end of 2006 to 673 at the end of 2007, including 68 employees that were added in connection with the Protect Data acquisition. The cumulative additional compensation expense was approximately $15.5 million. In 2008, approximately $4.2 million of the increase in research and development expenses was primarily related to an increase in the average number of research and development employees, and approximately $4.5 million of the increase resulted from the appreciation of the Israeli Shekel, the Euro, and the Swedish Krona compared to the U.S dollar (compared to $1.8 million for 2007 in currency fluctuations). The majority of our developers are located in Israel, where compensation related expenses are paid in Israeli Shekels, and in Sweden, where compensation related expenses are paid in Swedish Krona, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel, the Swedish Krona and the U.S. dollar, have affected and may in the future affect our expense level.

        Selling and Marketing

        Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, travel and other related expenses. Selling and marketing expenses were $157.1 million in 2006, $217.5 million in 2007 and $214.4 million in 2008, and represented 27% of revenues in 2006, 30% of revenues in 2007 and 27% of revenues in 2008. In 2007, the increase in selling and marketing expenses was primarily due to an increase in our sales and marketing headcount, from 580 at the end of 2006 to 717 at the end of 2007, and the associated increase in travel, entertainment and facilities expenses. Of the increase in employees, 134 employees arrived from Protect Data, resulting in an increase in expenses of approximately $27.9 million. In 2008, the decrease in selling and marketing expenses was primarily due to a decrease in our sales and marketing headcount, from 717 at the end of 2007 to 701 at the end of 2008.

        In addition, the strengthening of the Euro compared to the U.S. dollar contributed approximately $2.2 million to the 2007 compensation expenses and $0.3 million to the 2008 compensation expenses. Our expenses in Europe, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies, while being reported in U.S. dollars. Therefore, changes to the exchange rates between the Euro and the U.S. dollar have affected, and may in the future affect, our expense level.

        General and Administrative

        General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other expenses. General and administrative expenses were $43.5 million in 2006, $53.5 million in 2007 and $53.3 million in 2008, and represented 8% of revenues in each of 2006 and 2007, and 7% of revenues in 2008. The increase in general and administrative expenses in 2007, as compared to 2006, is mainly due to Protect Data acquisition, resulting in an increase in expenses of approximately $5 million. In 2008, the expense level remained flat relative to 2007.

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

        Operating Margin

        We had operating margins of 48% in 2006, 38% in 2007 and 44% in 2008. The decrease of 10% in operating margin between 2006 and 2007 is attributable primarily to the acquisition of Protect Data and the inclusion of its operations in our financial results. Of that decrease, 5% of the decline in margin was attributable to acquisition-related expenses and the amortization of technology, and 5% of the decline in margins was attributable to the increased level of operating expenses as a result of the acquisition.

        The increase of 6% in operating margin between 2007 and 2008 (or the increase of 3% with the exclusion of Acquired in-process research and development in 2007) is attributable primarily to the revenue growth and the full integration of Protect Data’s operations into our business. We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

        Financial Income, Net

        Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $63.6 million in 2006, $49.7 million in 2007 and $40.9 million in 2008. As we customarily hold debentures until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. As most of our investments are in U.S. dollars, our financial income is heavily dependent on prevailing U.S. interest rates. The decrease in net financial income in 2007 was primarily due to the decrease in our portfolio size resulting from the approximately $614 million in cash we used to acquire Protect Data, as well as declining interest rates. The decrease in net financial income in 2008 was primarily due to the decrease in U.S. interest rates.

        We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including our intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition and near-term prospects of the issuer. Based on our consideration of these factors, we recognized in 2008 an other-than-temporary impairment on marketable securities in a total amount of $11.2 million, pretax, out of which $6.3 million, pretax, is related to Auction Rate Securities. The remaining impairment of $4.9 million related to corporate obligations of U.S Companies with the original principal amounting to $8.0 million. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

        As interest rates in the U.S have continued to decrease in the beginning of 2009 and are expected to remain low during 2009, we believe that this trend will result in a lower portfolio yield. See also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – We Face the Risk of a Decrease in Our Cash Balances and Losses in Our Investment Portfolio” and “The current global credit crisis may significantly decrease the value of our investment assets”.

        Taxes on Income

        Our effective tax rate was 18% in 2006, 15% in 2007 and 16% in 2008. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise and Privileged Enterprise status granted to our production facilities in Israel (as described in Item 10, “Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”). Our effective tax rate decreased in 2007, as a result of the acquisition of Protect Data and an increase in the tax-exempt income deriving from our Privileged Enterprise status. Our effective tax rate increased in 2008, despite the decrease in the statutory tax rate in Israel from 29% to 27%, as a result of an increase in taxable income at our foreign subsidiary, the changes in the SEK/dollar exchange rate and a decrease in tax-exempt income deriving from our Privileged Enterprise status. See Note 11 to our consolidated financial statements for further information regarding income taxes.

        Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us under Israeli law require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Quarterly Results of Operations

        The following tables set forth certain unaudited quarterly consolidated statements of income data from the reports on Form 6-K that we furnished to the Securities and Exchange Commission, as well as the percentage of our revenues represented by each item. We prepare our unaudited quarterly consolidated financial statements on the same basis as our audited annual consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) that we consider necessary for a fair presentation of such information. You should read this information in conjunction with our consolidated financial statements, including the related notes, appearing in “Item 18 – Financial Statements.”

	Year Ended December 31, 2007				Year Ended December 31, 2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)

Revenues:
Products and licenses	$66,048	$73,318	$76,890	$93,529	$77,379	$84,973	$81,925	$94,040
Software updates, maintenance
and services	97,921	102,874	107,122	113,175	114,218	114,633	117,795	123,527

Total revenues	163,969	176,192	184,012	206,704	191,597	199,606	199,720	217,567

Operating expenses:
Cost of products and licenses	5,240	6,747	8,511	9,778	8,993	9,693	10,267	11,889
Cost of software updates,
maintenance and services	5,458	5,899	6,249	6,695	6,750	7,101	6,941	6,421
Amortization of technology	6,262	7,154	7,154	7,154	7,154	5,800	5,800	5,800

Total cost of revenues	16,960	19,800	21,914	23,627	22,897	22,594	23,008	24,110
Research and development	18,868	20,775	19,885	21,454	22,745	23,824	23,193	21,867
Selling and marketing	52,162	55,176	52,515	57,638	53,660	56,588	50,796	53,395
General and administrative	14,100	11,621	12,038	15,768	13,566	13,005	12,294	14,448
Acquired in-process R&D	17,000	-	-	-	-	-	-	-

Total operating expenses (*)	119,090	107,372	106,352	118,487	112,868	116,011	109,291	113,820

Operating income	44,879	68,820	77,660	88,217	78,729	83,595	90,429	103,747
Financial income, net	13,068	11,645	11,569	13,443	12,363	7,949	10,039	10,525
Other-than-temporary impairment of
marketable securities (**)	-	-	-	-	-	-	(2,288)	(8,933)

Income before taxes on income	57,947	80,465	89,229	101,660	91,092	91,544	98,180	105,339
Taxes on income	10,999	11,004	12,491	13,743	12,834	12,371	18,119	18,865

Net Income	$46,948	$69,461	$76,738	$87,917	$78,258	$79,173	$80,061	$86,474

Basic earnings per share	$0.21	$0.31	$0.35	$0.40	$0.36	$0.37	$0.37	$0.41
Shares used in computing basic
earnings per share	224,917	223,291	221,893	220,132	217,065	215,030	213,728	211,731
Diluted earnings per share	$0.21	$0.31	$0.34	$0.39	$0.36	$0.36	$0.37	$0.41
Shares used in computing diluted
earnings per share	227,691	226,151	224,974	222,993	219,393	217,951	216,567	212,874

* Including pre-tax charges for amortization of intangible assets related to the acquisition of Zone Labs, NFR and Protect Data and stock-based compensation in the following items:

	Year Ended December 31, 2007				Year Ended December 31, 2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)

Amortization of intangible assets
Selling and marketing	$2,708	$3,184	$3,184	$3,184	$3,149	$3,093	$3,093	$3,093

Total	2,708	3,184	3,184	3,184	3,149	3,093	3,093	3,093

Stock-based compensation
Cost of products and licenses	$11	$13	$27	$14	$12	$15	$15	$6
Cost of software updates,
maintenance and services	117	193	161	197	183	194	133	174
Research and development	1,010	1,060	1,225	1,014	1,097	1,204	1,364	1,372
Selling and marketing	1,721	2,627	2,459	1,973	2,240	1,926	1,696	993
General and administrative	5,479	4,695	4,427	5,629	5,539	5,046	3,649	5,469

Total	$8,338	$8,588	$8,299	$8,827	$9,071	$8,385	$6,857	8,014

** Including non-cash write down of $2.3 million pre-tax in the third quarter of 2008 and $8.9 pre-tax million in the fourth quarter of 2008 of marketable securities in accordance with SFAS 115.

        As a percentage of revenues:

	Year Ended December 31, 2007				Year Ended December 31, 2008
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues:
Products and licenses	40%	42%	42%	45%	40%	43%	41%	43%
Software updates, maintenance and services	60	58	58	55	60	57	59	57

Total revenues	100	100	100	100	100	100	100	100

Operating expenses:
Cost of products and licenses	3	4	5	5	5	5	5	5
Cost of software updates, maintenance and services	3	3	3	3	3	3	4	3
Amortization of technology	4	4	4	3	4	3	3	3

Total cost of revenues	10	11	12	11	12	11	12	11
Research and development	12	12	11	10	12	12	12	10
Selling and marketing	32	31	29	28	28	28	25	24
General and administrative	9	7	6	8	7	7	6	7
Acquired in-process R&D	10	-	-	-	-	-	-	-

Total operating expenses	73	61	58	57	59	58	55	52

Operating income	27	39	42	43	41	42	45	48
Financial income, net	8	6	6	6	7	4	5	5
Other-than-temporary impairment of marketable securities
impairment	-	-	-	-	-	-	(1)	(4)

Income before taxes on income	35	45	48	49	48	46	49	49
Taxes on income	6	6	6	6	7	6	9	9

Net Income	29%	39%	42%	43%	41%	40%	40%	40%

        Our future revenues and operating results are uncertain and may fluctuate from quarter to quarter and from year to year due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our quarterly operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our ordinary shares to decline”.

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

New Accounting Pronouncements

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that (i) the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; (ii) the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and (iii) changes in a parent’s ownership interest, while the parent retains its controlling financial interest in its subsidiary, be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on our consolidated financial statement.

        In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, Accounting for Defensive Intangible Assets. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. We are currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on our consolidated financial statements.

        In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We are currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on our consolidated financial statement.

        In February 2008, the FASB issued FSP No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 and FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157. Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. We adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2, effective January 1, 2008.

Liquidity and Capital Resources

        2007 and 2008, we have financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term deposits short-term investments, and long-term interest bearing investments, were $1,241.5 million as of December 31, 2007, and $1,443.8 million as of December 31, 2008. Our cash and cash equivalents and short-term investments were $842 million as of December 31, 2007, and $914.4 million as of December 31, 2008. Our long-term interest bearing investments were $399.5 million as of December 31, 2007, and $529.4 million as of December 31, 2008. At the end of 2002, we established a wholly owned subsidiary in Singapore that serves as a vehicle for our international investments and manages our financial assets.

        We generated net cash from operations of $367.5 million in 2006, $375.0 million in 2007 and $434.0 million in 2008. Net cash from operations for 2006 consisted primarily of net income adjusted for non-cash activity, including stock-based compensation expenses, plus an increase in deferred revenue, offset by an increase in trade receivables, net. Net cash from operations for 2007 consisted primarily of net income adjusted for non-cash activity, including in-process research and development, stock-based compensation expenses, amortization of intangible assets, and an increase in deferred income taxes, net plus an increase in deferred revenue, offset by a decrease in accrued expenses and other liabilities and trade payables and an increase in trade receivables, net. Net cash from operations for 2008 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and other liabilities, partially offset by an increase in trade receivables, net.

        Net cash provided by (used in) investing activities was $236.5 million in 2006, $(206.5) million in 2007 and $(209.0) million in 2008. In 2006, net cash provided by investing activities consisted primarily of proceeds from marketable securities, partially offset by investments in marketable securities, the purchase of an office building in Israel, and net cash paid in conjunction with the acquisition of NFR. In 2007, net cash used in investing activities consisted primarily of net cash paid in conjunction with the acquisition of Protect Data, investments in marketable securities and renovations to our office building in Israel offset by proceeds from sales and maturity of marketable securities. In 2008, net cash used in investing activities consisted primarily of investments in marketable securities and short term deposits offset by proceeds from sale and maturities of marketable securities. Our capital expenditures amounted to $44.9 million in 2006, $16.7 million in 2007 and $8.3 million in 2008. Our capital expenditures in 2006 consisted primarily of computer equipment and software for our research and development and technical services organization’s efforts, as well as increasing infrastructure to enable operation expansion. In addition, in 2006, we purchased an office building in Israel that was occupied in May 2007 for a total amount of $35.25 million. Additional payments in 2006 for taxes related to the purchase and for the building renovation totaled $3.58 million. In 2007, our capital expenditures consisted primarily of renovation of our office building in Israel for total of $7.04 million, computer equipment and software for our research and development and technical services organization’s efforts, as well as an increasing infrastructure to enable operation expansions. In 2008, our capital expenditures consisted primarily of renovation of our office building in Israel for total of $2.6 million, computer equipment and software for our research and development and technical services organization’s efforts, as well as an increased infrastructure to enable operation expansions.

        We funded the acquisition of NFR in December 2006 from our operating cash flow.

        We funded the acquisition of Protect Data in 2007 for approximately $614 million from our cash and cash equivalents balances, as well as our marketable securities portfolio. We funded roughly 62% of the acquisition price with our money market funds balances, and the remainder was funded by selling a small portion of our marketable securities portfolio. We plan to fund the acquisition of Nokia from our cash and cash equivalents balances.

        Net cash used in financing activities was approximately $383.1 million in 2006, $178.3 million in 2007 and $191.5 million in 2008. In 2006, 2007 and 2008, net cash used in financing activities was attributed primarily to the purchase of treasury shares. Our board of directors approved $1.6 billion in the form of five programs to repurchase ordinary shares. Each of the first three programs authorized the repurchase of up to $200 million, the fourth program authorized the repurchase of up to $600 million, and the fifth program authorized the repurchased of up to $400 million. The first program was announced on October 28, 2003, and ended on August 24, 2004. The second program was announced on October 28, 2004, and ended on May 31, 2005. The third program was announced on July 25, 2005, and ended on May 18, 2006. The fourth program was announced on May 22, 2006, and ended on March 5, 2008. The fifth program was announced on March 26, 2008, and is still in effect. Under the repurchase programs we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume, and other factors. We fund the share purchases from available working capital. The current repurchase program has no time limit and may be suspended from time to time or discontinued. In 2006, we purchased a total of 23.2 million shares at a total cost of $435.5 million, at an average price of $18.7 per share. In 2007, we purchased a total of 9.0 million shares at a total cost of $209.8 million, at an average price of $23.3 per share. In 2008, we purchased a total of 10.9 million shares at a total cost of $239.5 million, at an average price of $21.9 per share. Since the first repurchase program was implemented, through the end of 2008, we purchased a total of 65.8 million shares for a total cost of $1,366.3 million, at an average price of $20.8 per share. From time to time we re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $51.9 million, $24.6 million and $35 million in 2006, 2007 and 2008, respectively.

        Our securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Amortization of premium, discount and interest is recorded in our statements of income.

        Our liquidity could be negatively affected by a decrease in demand for our products and services, including the impact of changes in customer buying that may result from the current general economic downturn. Also, if the financial system or the credit markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

        Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $1.443.8 million as of December 31, 2008), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital requirements for the foreseeable future.

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

Tabular Disclosure of Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2008:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$11,655	$4,640	$5,610	$1,319	$86

Uncertain income tax position*	$101,230

Severance pay**	$10,943	-	-	-	-

Total	$123,828	$4,640	$5,610	$1,319	$86

*	Uncertain income tax position under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) are due upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11a of our Consolidated Financial Statements for further information regarding the Company’s liability under FIN 48.

**	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. Of this amount, $5.1 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        Our directors and executive officers as of December 31, 2008, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer
and Chairman of the
Board
Marius Nacht	Vice Chairman of the
Board
Jerry Ungerman	Vice Chairman of the
Board
Tal Payne	Chief Financial Officer
Yoav Chelouche (3)	Director	✓	✓	✓
Irwin Federman (3)	Director	✓	✓	✓	✓	✓
Guy Gecht	Director	✓	✓	✓	✓
Dan Propper	Director	✓
Ray Rothrock	Director	✓	✓	✓	✓	✓
David Rubner	Director	✓		✓		✓
Tal Shavit	Director	✓				✓

(1)	“Independent Director” under the applicable rules of the Securities and Exchange Commission and the NASDAQ Global Select Market regulations (see explanation below).

(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).

(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee (see “Item 16A – Audit Committee Financial Expert”).

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

        Marius Nacht, one of our founders, has served as Vice Chairman of our board of directors since 2001. Mr. Nacht has served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht served as our Senior Vice President. Mr. Nacht earned a B.S. cum laude in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

        Jerry Ungerman was appointed Vice Chairman of our board of directors in 2005, and he is responsible for leading our partner and customer relations. From 2001 until 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS). He began his career with IBM after earning a B.A. in Business Administration from the University of Minnesota.

        Tal Payne has served as our Chief Financial Officer since June 2008. Prior to joining us in 2008, Ms. Payne was chief financial officer at Gilat Satellite Networks, Ltd., a leading provider of products and services for satellite-based communications networks. During her tenure at Gilat, Ms. Payne was fully responsible for the strategic planning, developments and leadership of the entire corporate finance organization, and held the role of vice president of finance for over five years. Ms. Payne led the company’s public offerings, capital restructurings and other transactions. Before joining Gilat, she was previously employed at PricewaterhouseCoopers. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel-Aviv University. She is also a Certified Public Accountant.

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

        David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to starting Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd. Prior to this appointment, he held various management positions in ECI Telecom. Mr. Rubner serves on the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek Hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. in engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

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

        Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2008. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

        Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

        The term of each director, other than our outside directors (as described below), will expire at our 2009 annual meeting of shareholders. The terms of our outside directors will expire in 2009 and 2011, as described below.

        Compensation of directors and officers

        The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.1 million for the year ended December 31, 2006, approximately $2.0 million for the year ended December 31, 2007, and approximately $1.4 million for the year ended December 31, 2008. This does not include amounts accrued for expenses related to business travel, professional and business association dues, and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel. In addition, only directors who are not officers receive compensation for serving as directors.

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

        As of December 31, 2008, our executive officers and directors held options to purchase an aggregate of approximately 19.0 million shares and held 34,261 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $13.00 and $79.79, and their expiration dates range between June 2009 and September 2015. During 2008, we granted our executive officers and directors options to purchase an aggregate of approximately 1.3 million shares and 34,261 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $23.35 and $24.01, and their expiration dates range between July 22, 2015, and September 3, 2015. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and officers holds more than 1% of our outstanding shares.

Board Practices

        Our board of directors currently consists of ten members. Under our articles of association, the board is to consist of between six and twelve members. Each director (other than an outside director as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each officer is elected by the board of directors and serves at the discretion of the board. All of our officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers, or key employees.

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

        Outside and independent directors

        Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Companies Law. Our board of directors has determined that Yoav Chelouche and Irwin Federman have “financial and accounting expertise,” and Guy Gecht and Ray Rothrock have “professional expertise”.

        An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee, and at least one outside director must serve on each committee of the board of directors. As of December 31, 2008, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2009. Irwin Federman’s and Ray Rothrock’s term of office will expire in 2011.

        Independent directors. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, requires issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have a majority of independent directors within the meaning of the applicable NASDAQ regulations. Our board of directors complies with these requirements by including a majority of members who are independent directors within the meaning of the applicable NASDAQ regulations. As of December 31, 2008, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations. Our independent directors have regularly held meetings at which only independent directors are present.

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Companies Law. We have not included such a provision in our articles of association because our board of directors already complies with the independence requirements under the rules of the NASDAQ Global Select Market, as described above.

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

        Compensation committee. Our compensation committee consists of Irwin Federman, Guy Gecht, and Ray Rothrock. The compensation committee’s duties include making recommendations to the board of directors regarding the issuance of employee equity incentives under our equity incentive plans, and determining salaries and bonuses for some of our executive officers and incentives for our other employees. The compensation committee has adopted a compensation committee charter.

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

Employees

        As of December 31, 2008, we had 1,884 employees.

        Over the past three years, the number of our employees by function was as follows:

	As of December 31,
	2006	2007	2008

Function:
Research, development and quality assurance	573	673	678
Marketing, sales and business development	580	717	701
Customer support	163	225	222
Information systems, administration, finance and operations	252	286	283

Total	1,568	1,901	1,884

        From time to time, we also engage a limited number of consultants, subcontractors, and temporary help. As of December 31, 2008, we had 82 people of this nature, as shown below:

■	37 Consultants

■	22 Contractors

■	23 Temporary

        Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31
	2006	2007	2008

Region:
Israel	708	797	812
United States	585	615	617
Rest of the World	275	489	455

Total	1,568	1,901	1,884

        We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

        The following table shows information regarding beneficial ownership by our directors and executive officers as of December 31, 2008. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

        The share numbers and percentages listed below are based on 210,042,282 shares outstanding as of December 31, 2008.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration

Gil Shwed	34,314,442	15.6%	Ordinary shares	9,352,150	$13.00 - $26.99	06/25/2009-09/03/2014
Marius Nacht (4)	20,253,945	9.6%	Ordinary shares	1,752,149	$13.00 - $26.99	06/25/2009-09/26/2012
All directors and officers
as a group (11 persons
including Messrs. Shwed and
Nacht) (5)	56,652,791	25.4%	Ordinary shares	13,092,049	$13.00 - $79.79	06/25/2009-09/03/2014

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after December 31, 2008 (as determined in accordance with footnote (3)).

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable within 60 days from December 31, 2008. The exercise price of some of these options is greater than our current share market price.

(4)	In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 2,000,000 shares. The trust, which was initially established in May 2005, is irrevocable and is currently scheduled to expire in May 2009. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.

(5)	Each of Messrs. Ungerman, Payne, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

        The following table summarizes our equity incentive plans as of December 31, 2008:

Plan	Share reserved	Option and RSUs grants net *	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options and RSUs exercisable

2005 United States
Equity Incentive Plan	26,000,000	1,615,920	1,405,063	$16.80-$24.01	09/26/2012-09/03/2015	596,206
2005 Israel Equity
Incentive Plan	39,000,000	7,523,216	7,162,988	$16.80-$24.01	09/26/2012-09/03/2015	2,259,207
1996 United States
Stock Option Plan	41,131,261	41,131,261	1,834,321	$13.02-$79.79	01/14/2009-07/24/2012	1,791,303
1996 Israel Stock
Option Plan	37,067,781	37,067,781	12,301,329	$13.00-$44.42	01/13/2009-09/26/2012	9,735,240
Zone Labs 1998 Stock
Option Plan	2,461,943	2,461,943	72,408	$1.66-$6.08	08/29/2009-02/16/2014	72,408
Employee Stock
Purchase Plan	6,000,000	2,982,857
Pointsec Stock Option
Plan	496,265	496,265	203,622	$5.91-$19.45	05/13/2011-02/28/2012	174,152

* “Grants net” is calculated by subtracting options expired or forfeited.

        In 2005, we adopted the following two new equity incentive plans: our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan; and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans are in effect until 2015. Following ratification of the new plans by our shareholders in September 2005, we stopped issuing options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

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

        Any ordinary shares subject to awards under our 2005 U.S. Plan or 2005 Israel Plan are deducted from the number of ordinary shares reserved for issuance under that plan. If any ordinary shares are issued as Restricted Stock, Restricted Stock Units (RSUs), or Performance Shares under our 2005 U.S. Plan or 2005 Israel Plan, and they have a per share or unit purchase price lower than 100% of the fair market value on the date of grant, twice this number of ordinary shares is deducted from the number of ordinary shares reserved for issuance under that plan. Shares that are issued pursuant to any award under our 2005 U.S. Plan or 2005 Israel Plan are not returned to the plan. However, if an award under our 2005 U.S. Plan or 2005 Israel Plan expires or becomes unexercisable without having been exercised in full, or is forfeited, or repurchased by us at its original price due to the failure to vest, the shares which were subject to the award, become available for future grant or sale under that plan.

        As of December 31, 2008, we had granted options to purchase an aggregate of 8,568,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which options to purchase 7,169,999 ordinary shares were outstanding on that date. The option exercise prices range between $16.80 and $24.01 per share. As of December 31, 2008, we had granted an aggregate of 2,306,227 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 1,398,052 RSUs were outstanding on that date.

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

        1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

        As of December 31, 2008, we had outstanding options to acquire an aggregate of 14,135,650 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $13.00 and $79.79 per share. We do not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

        Zone Labs 1998 Stock Option Plan

        In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2008, 2,389,535 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 72,408 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and generally vest over a four-year period. The option exercise prices range between $1.66 and $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

        Protect Data Stock Option Plans

        In connection with our acquisition of Protect Data in 2007, we assumed all of the outstanding options to purchase shares of Protect Data issued under the Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, which were converted into options to purchase 751,769 of our ordinary shares. As of December 31, 2008, we had outstanding options to acquire an aggregate of 203,622 ordinary shares under these plans combined.

        The options generally have terms of between five and six years and they generally vest over a three-year period. The option exercise prices range between $5.91 and $19.45 per share. No further stock options can be granted under these plans.

        Employee Stock Purchase Plan

        In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of January 30, 2009, 3,218,322 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. According to our shareholders’ resolution at our annual meeting of shareholders, held in September 2005, the ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

        The following table shows information as of December 31, 2006, 2007 and 2008, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as of December 31, 2008:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2006		December 31, 2007		December 31, 2008

Gil Shwed	31,707,476	13.6%	33,309,822	14.7%	34,314,442	15.6%
Franklin Resources, Inc. (3)	34,688,010	15.4%	34,573,925	15.8%	23,253,624	11.1%
Marius Nacht (4)	20,851,795	9.1%	20,851,795	9.4%	20,253,945	9.6%
Ameriprise Financial, Inc. (5)					14,049,274	6.7%
Friess Associates LLC (6)					10,965,600	5.2%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table. The exercise price of some of these options is greater than our current share market price.

(2)	If a shareholder has the right to acquire shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	As of December 31, 2006, 2007 and 2008, based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission. In the Schedule 13G/A filed on February 5, 2007, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Investment Management Limited, Franklin Templeton Portfolio Advisors, Inc., Templeton Asset Management, Ltd., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investments Australia Limited, Franklin Templeton Investments Japan Limited and Franklin Templeton Alternative Strategies, Inc. disclaim any pecuniary interest in any of the securities. In the Schedule 13G/A filed on February 7, 2008, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investment Management Limited, Franklin Advisors, Inc., Franklin Templeton Investments Australia Limited, Templeton Asset Management, Ltd. and Franklin Templeton Investments Japan Limited disclaim any pecuniary interest in any of the securities. In the Schedule 13G/A filed on February 6, 2009, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Investment Counsel, LLC, Templeton Global Advisors Limited, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investment Management Limited, Franklin Templeton Investments Australia Limited, Franklin Advisors, Inc., Templeton Asset Management, Ltd. and Fiduciary Trust Company International disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(4)	In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 2,000,000 shares. The trust, which was initially established in May 2005, is irrevocable and is currently scheduled to expire in May 2009. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.

(5)	As of December 31, 2008, based on information contained in a Schedule 13G filed jointly by Ameriprise Financial, Inc. and RiverSource Investments, LLC with the Securities and Exchange Commission on February 12, 2009. Based on information available to us, as of December 31, 2006 and 2007, Ameriprise Financial, Inc. did not beneficially own more than 5% of our outstanding ordinary shares. The address for the parties is c/o Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(6)	As of December 31, 2008, based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 17, 2009. Based on information available to us, as of December 31, 2006 and 2007, Friess Associates LLC did not beneficially own more than 5% of our outstanding ordinary shares. The address for Friess Associates LLC is 115 E. Snow King, Jackson, Wyoming 83001.

        Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

        According to our transfer agent, as of December 31, 2008, there were 219 holders of record of our ordinary shares in the United States, representing approximately 64% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

        We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

        As of December 31, 2006, we had employee and payroll accrual for related parties, for the years 1999 through 2006, in a total amount of $8.9 million. As of December 31, 2007, this accrual decreased to a total of $7.9 million, for the years 1999 through 2007. As of December 31, 2008, this accrual decreased to a total of $5.6 million, for the years 2001 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

        You can find our financial statements in “Item 18 – Financial Statements.”

        Dividend policy. Out of our retained earnings of $2,622 million as of December 31, 2008, approximately $1,054 million are from tax-exempt income because they are attributable to our facilities’ status as Approved Enterprises and Privileged Enterprises under the Investment Law. Our board of directors has currently resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is currently expected to be essentially permanent by reinvesting.

Legal Proceedings

        We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

        In particular, following audits of our 2002 and 2003 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of investment income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel.  In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 963 million with respect to 2002 (assessment received on December 27, 2007) and NIS 151 million with respect to 2003 (assessment received on May 29, 2008), in each case including interest as of the assessment date. We have appealed the orders relating to both years with the Tel-Aviv District Court, and these appeals are pending. There can be no assurance that the ITA will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions.

        Further, we have also been named as a defendant in a lawsuit filed by Information Protection and Authentication of Texas, LLC in the Eastern District of Texas on December 30, 2008. The plaintiff’s original complaint in the lawsuit alleges infringement by us of U.S. patents nos. 5,311,591 and 5,412,717 and seeks an injunction and an unspecified amount of damages. We currently intend to vigorously defend against plaintiff’s claims, but cannot assure you of the outcome of this litigation.

        In addition, we are currently engaged in various legal disputes with two minority shareholders of our subsidiary SofaWare Technologies Ltd. One of these shareholders is alleging we are oppressing him as a minority shareholder, and he is seeking to compel us to purchase his shares. He is valuing his shares at NIS 16 million, subject to change. The other minority shareholder claims that he and other minority shareholders are entitled to exercise veto rights with respect to certain actions of SofaWare. The same shareholder also filed a derivative claim against us on behalf of SofaWare. On February 14, 2008, the court partially accepted the derivative claim and ordered that we pay SofaWare NIS 13 million plus interest. Both parties have appealed this ruling. We are also engaged in additional litigation with these two minority shareholders. We believe that the claims filed by these two minority shareholders are without merit and intend to contest these claims vigorously.

ITEM 9.	THE OFFER AND LISTING

        Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP.”

        The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low

Year
2004	$27.16	$16.46
2005	25.42	19.57
2006	23.21	16.27
2007	26.79	20.47
2008	25.81	16.80

2007

First quarter	25.03	21.17
Second quarter	24.90	21.34
Third quarter	25.99	21.78
Fourth quarter	26.79	20.47

2008

First quarter	24.25	20.00
Second quarter	25.81	20.84
Third quarter	25.74	21.32
Fourth quarter	23.00	16.80

Most recent six months
September 2008	25.29	21.32
October 2008	23.00	16.80
November 2008	20.90	18.03
December 2008	20.20	17.74
January 2009	23.35	18.94
February 2009	23.55	21.36
March 2009 (through March 2, 2009)	22.14	21.20

        On March 2, 2009, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $21.36 per share.

ITEM 10.	ADDITIONAL INFORMATION

        We were incorporated in Israel in July 1993, and we are registered with the Israeli Registrar of Companies as public company number 52-004282-1.

        The objectives and purposes stated in our memorandum of association are to engage in any lawful activity. We develop market and support a wide range of software and combined hardware and software products and services for IT security, and offer our customers an extensive portfolio of network security, endpoint security, data security and management, Firewall and VPN solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized real-time security updates. Our products and services are sold to enterprises, service providers, small and medium-sized businesses and consumers.

Articles of Association and Israeli Companies Law

        The following is a summary of the material provisions of our articles of association and related provisions of Israeli corporate law. For the complete text of our articles of association, see “Item 19 – Exhibits.”

        Description of shares

        Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1 nominal value. On December 31, 2008, we had 210,042,282 ordinary shares outstanding, and on January 1, 2008, we had 218,553,498 ordinary shares outstanding. During 2008, we issued 2,402,792 ordinary shares from our treasury account, all pursuant to equity incentive plans. On December 31, 2008, we held 51,181,688 ordinary shares in our treasury. No preferred shares are outstanding. We have 1 deferred share issued and outstanding, which is not entitled to any rights other than the right to receive its nominal value upon our liquidation.

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

        Under the Israeli Companies Law, we must hold an annual meeting of our shareholders once every calendar year and not more than 15 months from the date of the previous annual shareholders’ meeting. The board of directors determines the location of the meeting, which can be in Israel or elsewhere. In addition, our board of directors may, in its discretion, convene additional meetings as “special shareholders’ meetings.” The board of directors is also required to convene a special shareholders’ meeting upon the demand of any of the following: (i) two directors; (ii) one quarter of the directors in office; (iii) the holder or holders of 5% of our outstanding share capital and 1% of our voting power; or (iv) the holder or holders of 5% of our voting power. Our articles of association provide that each shareholder of record is entitled to receive prior notice of any shareholders’ meeting in accordance with the requirements of the Israeli Companies Law. The law currently provides for at least 21 days’ notice, with certain specified matters requiring at least 35 days’ notice. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix a record date, which shall be between 4 and 40 days prior to the date of the meeting.

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

        Shareholders’ resolutions will be deemed adopted if approved by the holders of a majority of the voting power voting at a shareholders’ meeting, except for the following decisions which require a different majority:

(1)	A special or extraordinary resolution (such as a resolution amending our memorandum of association or articles of association). A majority of at least 75% of the shares voting on the matter is needed.

(2)	A voluntary liquidation process or a merger. A majority of at least 75% of the shares voting on the matter is needed.

(3)	A compromise or arrangement between us and our creditors or shareholders, reorganization, stock split or reverse split. This has to be approved by a majority in the number of the persons participating in the vote (except for those abstaining) who together hold at least 75% of the value represented at the vote. In addition, court approval is needed.

(4)	The nomination and dismissal of outside directors. Outside directors may be elected or removed by a majority vote at a shareholders’ meeting, as long as either:

(i)	The majority of shares includes at least one-third of the shares of non-controlling shareholders voted at the meeting, or

(ii)	The total number of shares of non-controlling shareholders voted against the proposal does not exceed 1% of our aggregate voting rights.

(5)	Extraordinary transactions with a controlling shareholder (i.e., any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights), with another person in which the controlling shareholder has a personal interest; or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder. Following audit committee and board of directors approval, these transactions must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)	The majority of shares includes at least one-third of the shares of the voting shareholders who have no personal interest in the transaction, or

(ii)	The total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 1% of our aggregate voting rights.

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

        Israeli corporate law regulates acquisitions of shares through tender offers and mergers; requires special approvals for transactions involving directors, officers or significant shareholders; and regulates other matters that may be relevant to these types of transactions.

        Under the Israeli Companies Law, in the case of a merger, the shareholders and board of directors of each of the merging companies generally need to approve the merger. Shares held in one of the merging companies by the other merging company (or certain of its affiliates) are not counted toward the required approval. If a merging company has different classes of shares, the approval of each class may be required. Under the Israeli Companies Law, a merger of our company requires the approval of a supermajority of at least 75% of our shares that are voted on the merger. A merger cannot be completed until 30 days have passed after shareholder approval of each of the merging companies, all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger is filed with the Registrar of Companies. In addition, a creditor can seek to block a merger on the ground that the surviving company will not be able to meet its obligations.

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

        The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders if the majority shareholder holds more than 90% of the outstanding shares. Israeli tax law treats specified acquisitions, including a stock-for-stock swap between an Israeli company and a foreign company, less favorably than does U.S. tax law.

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

        Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

■	Prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

■	Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

        A business combination includes:

■	Any merger or consolidation between the interested shareholder and us;

■	Any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;

■	Subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder;

■	Any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder; or

■	The receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

        In general, the articles of association define an interested shareholder as any entity or person that beneficially owns 15% or more of our outstanding voting shares and any entity or person affiliated with, controlling or controlled by such entity or person.

        In addition, our shareholders are not able to cumulate votes at a meeting, which may require the acquirer to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

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

        Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation (i) in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, or a director or general manager, or (ii) in which he or she has the right to appoint at least one director or the general manager. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

        The office holder must immediately make the disclosure of his or her personal interest and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business of a company, or that is not on market terms, or which is likely to have a material impact on the company’s profitability, assets or liabilities. The Israeli Companies Law defines a “relative” as a spouse, sibling, parent, grandparent, descendent, spouse’s descendant, and the spouse of any of the foregoing.

        Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification or insurance of an office holder, then the approval of the company’s audit committee and the board of directors is required. Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter. If a majority of the board of directors has a personal interest in the transaction, all directors may attend that meeting and vote, and a shareholder approval also would be required.

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

        In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote, and any shareholder who under the company’s articles of association can appoint or prevent the appointment of an office holder, is under a duty to act with fairness towards the company. The Israeli Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Israeli Companies Law does not describe the substance of this duty.

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

        A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include a breach of duty of care to the company or a third party including a breach arising out of negligent conduct of the office holder, a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide for exculpation both in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.

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

        Our audit committee, board of directors and shareholders have resolved to indemnify our directors and officers, to the extent permitted by law and by our articles of association, for liabilities not covered by insurance, that are of certain enumerated types of events, and subject to limitations as to amount.

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

        Availability of Annual Report on Form 20-F

        In accordance with our articles of association, we post our Annual Report on Form 20-F on our Web site (www.checkpoint.com), rather than mail it to shareholders as required by the NASDAQ rules.

NASDAQ Global Select Market corporate governance rules

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

Material Contracts

        In March 2006, we purchased a building in Tel Aviv, Israel, for a total amount of $35.25 million. Additional payments in 2006, 2007 and 2008 for taxes related to the purchase and for the building renovation totaled $3.58 million, $7.04 million and $2.61 million, respectively. In May 2007, we relocated to our new international headquarters to the building. For more information, please see “Item 3 – Information on Check Point – Property, plants and equipment.” A translation of the agreement was filed as Exhibit 4.11 to our 2006 Annual Report on Form 20-F.

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

        General corporate tax structure in Israel

        Israeli companies were subject to corporate tax at the rate of 27% in 2008. Pursuant to tax reform legislation that came into effect in 2005, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 26% in 2009 and 25% in 2010.

        However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Privileged Enterprise plans.

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

        After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever is earlier.

        On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Therefore, our four active Approved Enterprises will not be subject to the provisions of the amendment.

        The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Privileged Enterprise, and our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period

0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

        As mentioned above, currently, we have four active Approved Enterprise programs under the Alternative Track of the Investment Law which entitle us to tax benefits. Our first and second investment programs benefits period have ended and, therefore, are not entitled to tax benefits. Currently, we have one Privileged Enterprise program. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise and Privileged Enterprise facilities. We are, therefore, eligible for a tax exemption for a limited period on undistributed Approved Enterprise and Privileged Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises and Privileged Enterprise are scheduled to expire in phases by 2017.

        The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so. However, we currently have disputes with the Israeli Tax Authority (“ITA”) on matters such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employees stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses See “Item 8 –Financial Information” under the caption “Legal Proceedings”.

        If a company requested the alternative package of benefits for an Approved Enterprise under the old law before the 2005 amendment, it was precluded from filing a Year of Election notice for a Privileged Enterprise for three years after the year in which the Approved Enterprise was activated (the “Cooling Period”). In November 2008, the law was amended to shorten the Cooling Period to two years. Following the amendment, the Year of Election for our first Privileged Enterprise is 2006.

        If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Privileged Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation does not apply to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents).

        The amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deem-dividend. Through December 31, 2008, we repurchased 65,775,732 ordinary shares in a total amount of $1,366,305. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deem-dividend event. See Annual Report (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) and Note 12e to Consolidated Financial Statements for further information regarding our repurchase program.

        As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation. As of December 31, 2008, we generated tax-exempt income in the amount of $297.7 million from our Privileged Enterprise.

        Our board of directors has determined that we will not distribute any amounts of our tax-exempt income as dividend. We intend to reinvest our tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise and Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

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

        The following are the principal corporate tax benefits that are available to an Industrial Company:

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

        Foreign Exchange Regulations

        Under the Foreign Exchange Regulations, an Israeli company calculates its tax liability in US dollars according to certain orders. The tax liability, as calculated in US dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

        Taxation of Non-Israeli Shareholders on Receipt of Dividends

        Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company). Any distribution of dividends from income that is not attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

        Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights, will be subject to withholding tax at the rate of 12.5%, provided that certain other conditions in the tax treaty are met (or at the tax rate of 15% in respect of dividends paid from income attributable to our Approved Enterprises or Privileged Enterprise). Dividends distributed to other foreign shareholders may be subject to different withholding tax rates based on the applicable tax treaty.

        Capital Gains Taxes Applicable to Non-Israeli Shareholders

        Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation under the Israeli domestic tax law, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

United States Federal Income Tax Considerations

        The following discussion describes the material U.S. federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

■	A citizen or resident (as defined for U.S. federal income tax purposes) of the United States;

■	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states;

■	An estate, if the estate's income is subject to U.S. federal income taxation regardless of its source; or

■	A trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons (e.g., a U.S. citizen, resident, or corporation) have the authority to control all of its substantial decisions.

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

        Passive Foreign Investment Company Status

        Based upon our income, assets and activities, we believe that we are not currently, and have not been in prior years, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either:

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

        The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. We intend to post our Annual Report on Form 20-F on our website (www.checkpoint.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

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

        Securities representing 35.2% of the portfolio are rated as AAA, securities representing 29.2% of the portfolio are rated as AA, securities representing 33.2% of the portfolio are rated as A, and securities representing 2.4% of the portfolio are rated as BBB.

        The table below provides information regarding our investments in cash, cash equivalents and marketable securities, as of December 31, 2008.

	Amortized cost					Total Amortized cost	Fair Value at Dec. 31, 2008
	Maturity
	2009	2010	2011	2012	2013 onwards
	(in thousands)

Government and corporate
debentures - fixed interest rates.	$204,873	$162,814	$108,908	$103,263	$48,656	$628,514	$621,444
U.S Agencies	$108,016	$43,528	$33,836	$4,943	-	$190,323	$194,254
Structured notes*	$31,813	-	-	-	-	$31,813	$29,506

Asset backed securities**	$24	-	$1,991	-	-	$2,015	$2,023

Auction rate securities***	-	-	-	-	$11,910	$11,910	$11,910

Government and corporate
debentures - floating interest rates	$4,771	$6,980	$3,942	-	-	$15,693	$15,203

Money market instruments,
cash and short term deposit	$569,492	-	-	-	-	$569,492	$569,492
Total	$918,989	$213,322	$148,677	$108,206	$60,566	$1,449,760	$1,443,832

*	The structured notes include inverse floating interest rate bonds. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR). The effective maturity dates may differ from the contractual maturities because debtors have the right to call the obligations without penalties.

Debtors are likely exercise call options when forward markets rates are below the interest rate range of the structured note. During 2008, interest rates continued to decrease. This led some of the debtors to exercise their call option. As a result, in 2008, the structured notes balance was classified according to their next call date. A total amount of $103 million in structured notes were called and settled during 2008. An additional amount of $20 million in structured notes were called and settled after December 31, 2008.

**	The effective maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties. Therefore, the asset backed securities’ balance was classified according to their next anticipated prepayment date.

***	The balance is comprised of four auction rate securities, which have suffered from failed auctions since September 2007. As a result of the auction failures, these auction rate securities do not have a readily determinable market value. In 2008, we obtained a third party valuation to determine the fair values of these securities.

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

        In our balance sheet, we remeasure into U.S. dollars all monetary accounts (principally cash and cash equivalents and liabilities) that are maintained in other currencies. For this remeasurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

        We measure and record non-monetary accounts in our balance sheet (principally fixed assets, prepaid expenses, and share capital) in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

        We attempt to limit our exposure resulting from assets and liabilities that are denominated in Japanese Yen, Israeli Shekels, Euros, Swedish Krona and British Pounds through forward contracts. We monitor foreign exchange rates and trends periodically to measure the effectiveness of our foreign currency hedging. If our forward contracts meet the definition of a hedge, and are so designated, changes in the fair value of the contracts will be offset against changes in the fair value of the hedged assets or liabilities through earnings.

        The ineffective portion of our foreign currency hedging is recognized in earnings.

        As of December 31, 2008, we had outstanding forward contracts in the amount of $71.4 million. In addition, we had an outstanding option contract of $25 million. These transactions were for a period of up to twelve months. The fair value of the above mentioned foreign currency derivative contracts were $0.9 million as of December 31, 2008.

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Our marketable securities portfolio includes government and government agencies debt instruments (U.S., European and other) and corporate debt instruments. By policy, we limit the amount of credit exposure to any one issuer.

        Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may decrease in the future in the event that interest rates fluctuate.

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

Disclosure Controls and Procedures

        As of December 31, 2008, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2008, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Fees and Services

        The following table sets forth the aggregate fees billed to us for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, during the years ended December 31, 2007, and 2008:

	Year Ended December 31, 2007		Year Ended December 31, 2008
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)

Audit fees (1)	$896	63%	$965	75%
Audit-related fees (2)	23	2%	-	-
Tax fees (3)	508	35%	323	25%

Total	$1,427	100%	$1,288	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Audit-related fees” are fees related to due diligence investigations.

(3)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

        Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004, our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2007 and 2008, and may receive during 2009 for non-audit services in certain categories.

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

        None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Our board of directors approved five programs to repurchase ordinary shares. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006, and ended on March 5, 2008, and authorized the repurchase of up to $600 million of our ordinary shares. The fifth program was announced on March 26, 2008, and authorized the repurchase of up to $400 million of our ordinary shares. As of the date of this filing, this program is still in effect.

        During 2008, we spent $239.5 million to repurchase approximately 10.9 million ordinary shares, out of which $73 million were repurchased under the fourth program and the remainder of $166.5 million was repurchased under the fifth program, as described above. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)

January 1 - January 31	400,000	$21.1	400,000	$64,897
February 1 - February 29	2,745,100	$21.6	2,745,100	$5,887
March 1 - March 31	246,184	$22.5	246,184	$339
April 1 - April 30	N/A	N/A	N/A	$400,339
May 1 - May 31	1,900,000	$24.2	1,900,000	$354,264
June 1 - June 30	159,059	$24.7	159,059	$350,339
July 1 - July 31	N/A	N/A	N/A	$350,339
August 1 - August 31	2,049,465	$24.3	2,049,465	$300,514
September 1 - September 30	N/A	N/A	N/A	$300,514
October 1 - October 31	N/A	N/A	N/A	$300,514
November 1 - November 30	3,407,800	$19.6	3,407,800	$233,925
December 1 - December 31	6,400	$20.0	6,400	$233,695

Total	10,914,008	22.3	10,914,008	N/A

ITEM 16G.	CORPORATE GOVERNANCE

        As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

        As described in Item 10 “Additional Information – NASDAQ Global Select Market corporate governance rules,” we do not comply with the NASDAQ requirement that an issuer listed on the NASDAQ Global Select Market have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

        As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

        See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10 “Additional Information – Articles of Association and Israeli Companies Law” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

        See pages F-1 to F-49 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 1996 Israel Stock Option Plan (3)

4.3	Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (4)

4.4	Addendum--Israel to the Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (5)

4.5	Check Point Software Technologies Ltd. 1996 United Stated Stock Option Plan (6)

4.6	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (7)

4.7	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (8)

4.8	Zone Labs, Inc. 1998 Stock Option Plan (9)

4.9	Pointsec Mobile Technologies Inc. 2003 Stock Option Plan (10)

4.10	Pointsec Mobile Technologies Inc. 2005 Stock Option Plan (11)

4.11	Pointsec Mobile Technologies Inc. 2006 Stock Option Plan (12)

4.12	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (13)

4.13	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (14)

8	List of subsidiaries (15)

10	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

12.1	Certification of the Chief Executive Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant toss.302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of Check Point’s Registration Statement on Form F-1 originally filed with the Securities and Exchange Commission on May 31, 1996.

(4)	Incorporated by reference to Exhibit 4.6 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(5)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(6)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(9)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.

(10)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(11)	Incorporated by reference to Exhibit 4.2 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(12)	Incorporated by reference to Exhibit 4.3 of Check Point Software Technologies Ltd.‘s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(13)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(14)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.

(15)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2008 based on these criteria.

        Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 3, 2009	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

        We have audited Check Point Software Technologies Ltd.‘s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

        In our opinion, Check Point maintained in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 3, 2009 expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 3, 2009	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$509,664	$543,190
Short-term deposit	-	26,302
Marketable securities	332,355	344,895
Trade receivables (net of allowances for doubtful accounts and product returns of
$ 6,535 and $ 9,125 as of December 31, 2007 and 2008, respectively)	201,515	251,771
Other current assets	21,595	28,372

Total current assets	1,065,129	1,194,530

LONG-TERM ASSETS:
Marketable securities	399,490	529,445
Property and equipment, net	56,947	56,435
Severance pay fund	6,410	5,817
Deferred tax asset, net	14,920	19,003
Other intangible assets, net	160,133	123,151
Goodwill	664,910	664,602
Other assets	636	633

Total long-term assets	1,303,446	1,399,086

Total assets	$2,368,575	$2,593,616

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2007	2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$6,343	$7,087
Employee and payroll accruals	45,715	47,004
Deferred revenues	256,407	289,998
Accrued expenses and other liabilities	64,348	58,465

Total current liabilities	372,813	402,554

LONG-TERM LIABILITIES:
Deferred revenues	17,286	40,799
Income tax accrual	78,545	101,230
Deferred tax liability	31,465	22,225
Accrued severance pay	11,511	10,943

	138,807	175,197

Total liabilities	511,620	577,751

SHAREHOLDERS' EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized, no
shares issued	-	-
Deferred shares, NIS 1 par value, 10 shares authorized, 1 share issued
and outstanding	-	-
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized, 261,223,970 shares issued as of December 31, 2007 and 2008; 218,553,498 and 210,042,282
shares outstanding as of December 31, 2007 and 2008, respectively	774	774
Additional paid-in capital	464,330	503,408
Treasury shares at cost - 42,670,472 and 51,181,688 Ordinary shares as of
December 31, 2007 and 2008, respectively	(907,022)	(1,105,250)
Accumulated other comprehensive income (loss)	1,233	(4,673)
Retained earnings	2,297,640	2,621,606

Total shareholders' equity	1,856,955	2,015,865

Total liabilities and shareholders' equity	$2,368,575	$2,593,616

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2006	2007	2008

Revenues:
Products and licenses	$241,961	$309,785	$338,317
Software updates, maintenance and services	333,180	421,092	470,173

Total revenues	575,141	730,877	808,490

Operating expenses: *)
Cost of products and licenses **)	13,378	30,276	40,842
Cost of software updates, maintenance and services **)	17,639	24,301	27,213
Amortization of technology	5,414	27,724	24,554

Total cost of revenues	36,431	82,301	92,609

Research and development	62,210	80,982	91,629
Selling and marketing	157,114	217,491	214,439
General and administrative	43,503	53,527	53,313
Acquired in-process research and development	1,060	17,000	-

Total operating expenses	300,318	451,301	451,990

Operating income	274,823	279,576	356,500
Financial income, net	63,647	49,725	40,876
Other than temporary impairment on marketable securities	-	-	(11,221)

Income before taxes on income	338,470	329,301	386,155
Taxes on income	60,443	48,237	62,189

Net income	$278,027	$281,064	$323,966

Basic earnings per Ordinary share	$1.18	$1.26	$1.51

Diluted earnings per Ordinary share	$1.17	$1.25	$1.50

*)	Includes stock-based compensation to employees in the following items:

Cost of products and licenses	$39	$65	$48
Cost of software updates, maintenance and services	470	668	684
Research and development	9,371	4,309	5,037
Selling and marketing	7,997	8,780	6,855
General and administrative	18,515	20,230	19,703

Total stock-based compensation expenses	$36,392	$34,052	$32,327

**)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Deferred stock-based compensation	Treasury shares at cost	Accumulated other comprehensive loss	Retained earnings	Total comprehensive income	Total shareholders' Equity

Balance as of January 1, 2006	$774	$386,529	$(2,831)	$(380,834)	$(8,952)	$1,781,035		$1,775,721
Tax benefit related to exercise of stock options	-	2,291	-	-	-	-		2,291
Issuance of treasury shares under stock purchase plan and upon exercise of options (4,630,614 Ordinary shares)	-	-	-	87,416	-	(35,482)		51,934
Treasury shares at cost (23,250,924 Ordinary shares)	-	-	-	(435,491)	-	-		(435,491)
Reclassification of deferred compensation to additional paid-in capital	-	(2,831)	2,831	-	-	-		-
Stock-based compensation expense related to employees	-	36,392	-	-	-	-		36,392
Comprehensive income, net of tax -
Realized losses on hedging derivative instruments	-	-	-	-	(15)	-	$(15)	(15)
Reclassification adjustments to income on marketable securities	-	-	-	-	268	-	268	268
Unrealized gains on marketable securities, net of $ 988 tax	-	-	-	-	2,406	-	2,406	2,406
Net income	-	-	-	-	-	278,027	278,027	278,027

Total comprehensive income							$280,686

Balance as of December 31, 2006	$774	$422,381	$-	$(728,909)	$(6,293)	$2,023,580		$1,711,533

Unrealized losses on marketable securities, net of $ 2,056 tax					$(6,293)

Accumulated other comprehensive loss as of December 31, 2006					$(6,293)

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders' Equity

Balance as of December 31, 2006	$774	$422,381	$(728,909)	$(6,293)	$2,023,580		$1,711,533
Tax benefit related to exercise of stock options	-	6,828	-	-	-		6,828
Issuance of treasury shares under stock plans, upon
exercise of options and vesting of restricted stock
units (1,885,379 Ordinary shares net of 16,578 for
taxes)	-	-	31,644	-	(7,004)		24,640
Treasury shares at cost (9,021,500 Ordinary shares)	-	-	(209,757)	-	-		(209,757)
Stock-based compensation expense related to employees	-	34,052	-	-	-		34,052
Issuance of stock options related to the acquisition of
Protect Data	-	1,069	-	-	-		1,069
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable
securities	-	-	-	983	-	$983	983
Unrealized gains on marketable securities, net of $ 2,430
tax	-	-	-	6,543	-	6,543	6,543
Net income	-	-	-	-	281,064	281,064	281,064

Total comprehensive income						$288,590

Balance as of December 31, 2007	$774	$464,330	$(907,022)	$1,233	$2,297,640		$1,856,955

Unrealized gains on marketable securities, net of $ 374 tax				$1,233

Accumulated other comprehensive gains as of December 31, 2007				$1,233

Balance as of December 31, 2007	$774	$464,330	$(907,022)	$1,233	$2,297,640		$1,856,955
Tax benefit related to exercise of stock options	-	13,019	-	-	-		13,019
Issuance of treasury shares under stock plans, upon
exercise of options and vesting of restricted stock
units (2,402,792 Ordinary shares net of 29,383 for
taxes)	-	(6,268)	41,314	-	-		35,046
Treasury shares at cost (10,914,008 Ordinary shares)	-	-	(239,542)	-	-		(239,542)
Stock-based compensation expense related to employees	-	32,327	-	-	-		32,327
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable
securities, net of $ 403 tax	-	-	-	1,091	-	$1,091	1,091
Other than temporary impairment on marketable securities,
net of $2,272 tax	-	-	-	8,949	-	8,949	8,949
Unrealized losses on marketable securities, net of
$ (4,304) tax	-	-	-	(15,946)	-	(15,946)	(15,946)
Net income	-	-	-	-	323,966	323,966	323,966

Total comprehensive income						$318,060

Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Unrealized losses on marketable securities, net of $ 1,255
tax				$(4,673)

Accumulated other comprehensive loss as of December 31, 2008				$(4,673)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	$278,027	$281,064	$323,966
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,707	8,541	8,813
Amortization of marketable securities premium and (accretion of
discount), net	3,961	(247)	3,099
Other than temporary impairment on marketable securities	-	-	11,221
Realized loss on sale of marketable securities, net	268	983	1,494
Acquisition of in-process research and development	1,060	17,000	-
Amortization of intangible assets	6,018	39,984	36,982
Stock-based compensation	36,392	34,052	32,327
Foreign currency on amount due to Protect Data shareholders	-	-	(463)
Deferred income taxes, net	(3,150)	(19,323)	(14,034)
Increase in trade receivables, net of allowances for doubtful
accounts and product returns	(14,230)	(29,003)	(50,256)
Decrease (increase) in other current assets and other assets	3,934	4,761	(3,686)
Increase (decrease) in trade payables	2,300	(3,929)	744
Increase (decrease) in employees and payroll accruals	3,934	(977)	1,289
Increase (decrease) in accrued expenses and other liabilities	9,745	(7,594)	38,423
Increase in deferred revenues	34,538	56,000	57,104
Excess tax benefit from stock-based compensation	(2,291)	(6,828)	(13,019)
Increase in accrued severance pay, net	1,309	521	25

Net cash provided by operating activities	367,522	375,005	434,029

Cash flows from investing activities:
Cash paid in conjunction with the acquisition of NFR, net of acquired
cash	(14,371)	-	-
Cash paid in conjunction with the acquisition of Protect Data, net of
acquired cash	-	(594,964)
Payments made in connection with prior years acquisitions	-	(2,674)	(8,579)
Proceeds from maturity of marketable securities	883,683	345,389	311,134
Proceeds from sale of marketable securities	15,200	250,201	259,803
Investment in marketable securities	(603,133)	(187,720)	(736,781)
Investment in short term deposits	-	-	(26,302)
Purchase of property and equipment	(44,890)	(16,727)	(8,301)

Net cash provided by (used in) investing activities	236,489	(206,495)	(209,026)

Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon
exercise of options	51,934	24,640	35,046
Purchase of treasury shares at cost	(435,491)	(209,757)	(239,542)
Repayment of loans related to NFR	(1,833)	-	-
Excess tax benefit from stock-based compensation	2,291	6,828	13,019

Net cash used in financing activities	(383,099)	(178,289)	(191,477)

Increase (decrease) in cash and cash equivalents	220,912	(9,779)	33,526
Cash and cash equivalents at the beginning of the year	298,531	519,443	509,664

Cash and cash equivalents at the end of the year	$519,443	$509,664	$543,190

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$54,158	$55,345	$63,251

Supplemental disclosures of non cash financing and investing activities
Net change in unrealized gain (loss) on marketable securities	$3,662	$9,956	$(7,535)
Amount due to shareholders in connection with NFR's acquisition	$296	$-	$-
Fair value of vested Protect Data's options assumed	$-	$1,069	$-
Amount due to shareholders in connection with Protect Data's
acquisition (see Note 3 for liabilities assumed in acquisitions)	$-	$8,579	$-

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:	-	GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively the “Company” or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware and software products and services, by offering network security, data security and management solutions for enterprise networks and service providers.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network and data security products including licenses, related software updates, maintenance, support and other services. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”) including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Security service Providers (“MSPs”).

b.	During 2006 approximately 26% of the Company’s revenues were derived from two channel partners, 15% from one channel partner and 11% from the other. During 2007 and 2008, approximately 30% of the Company’s revenues were derived from the same two channel partners, 16% from one channel partner and 14% from the other. Trade receivable balance from the two largest channel partners was $ 53,047 as of December 31, 2007 and $ 81,931 as of December 31, 2008.

c.	On December 22, 2008, the Company entered into an Asset Purchase Agreement with Nokia, Inc. (“Nokia”) to acquire Nokia’s security appliance business. The pending acquisition is expected to close in the first or second quarter of 2009 and is subject to regulatory approvals and customary closing conditions.

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b.	Financial statements in United States dollars:

Most of the Company’s revenues and costs are denominated in United States dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Thus, the dollar is the Company’s functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52 “Foreign Currency Translation”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

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

f.	Short-term deposit:

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are stated at cost which approximates market values.

g.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in earnings and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the Company’s policy and FASB Staff Position (FSP) Nos. SFAS 115-1 (FSP 115-1) and SFAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During 2008, an other than temporary impairment on marketable securities of $ 11,221, pretax was recorded. See further details in Note 4.

h.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33-50
Office furniture and equipment	10-20
Building	4
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

Property and equipment are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2006, 2007 and 2008, no impairment losses have been recorded.

i.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit. Intangible assets that are not considered to have an indefinite useful life are amortized using the straight-line basis over their estimated useful lives, which range from one to 20 years. The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2006, 2007 and 2008, no impairment loss was recorded.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Research and development costs:

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

The Company derives its revenues mainly from products, licenses, combined hardware and software products, software updates, maintenance and support services. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users primarily through its web site.

The Company accounts for product sales in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition”, as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions” (collectively “SOP 97-2”). Product and software license revenue is recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, providing that all other revenue recognition criteria have been met.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company records a provision for estimated sales returns and allowances on product and service related sales in the same period the related revenues are recorded in accordance with FASB Statement No. 48, “Revenue Recognition When Right of Return Exists”. These estimates are based on historical sales returns, analysis of credit memo data and other known factors. Such provisions amounted to $ 912 and $ 2,330 as of December 31, 2007 and 2008, respectively.

l.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and license fees paid to third parties.

Cost of software updates, maintenance and services is comprised of cost of post sale customer support.

Amortization of technology is comprised of amortization of core technology assets which are used in the Company’s operations, and is included separately in cost of revenues.

m.	Severance pay:

The Company’s liability for severance pay for periods prior to December 31, 2006 is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company records as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. Until December 31, 2006, the Company’s liability is partially provided by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under section 14 of the Severance Pay Law -1963. The Company’s contributions for severance pay shall be instead of its severance liability. Upon contribution of the full amount of the employee’s monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposits on behalf of such obligation are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid. Effective from January 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employees’ monthly salary.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Severance expenses for the years ended December 31, 2006, 2007 and 2008, were $ 3,169, $ 3,982 and $ 5,134, respectively.

n.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 15 per year, of their annual compensation to the plan through salary deferrals, subject to IRS limits. Effective from January 1, 2006 the Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2006, 2007 and 2008, the Company matched contributions in the amount of $571, $ 623 and $ 684, respectively.

o.	Income taxes:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

p.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008, were $ 3,145, $ 3,736 and $ 2,796, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposit, marketable securities and trade receivables.

The majority of the Company’s cash and cash equivalents, short-term deposit and marketable securities is held by the Company’s Singaporean subsidiary, invested in dollar and dollar-linked investments, and is deposited in major banks in the U.S. and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

The Company’s marketable securities consist of investment-grade corporate bonds, asset-backed securities, structured notes, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Investment Committee, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

As a result of the recent turmoil in capital markets, the Company has tightened its control and monitoring over its marketable securities portfolio in order to minimize potential risks stemming from current capital markets environment. Such measures included among others: reducing credit exposure to financial sector securities and increasing the overall credit quality of the portfolio.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts amounted to $ 5,623 and $ 6,795 as of December 31, 2007 and 2008, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 490, $ 2,316 and $ 1,898 in 2006, 2007 and 2008, respectively. Total write offs during 2006, 2007 and 2008 amounted to $ 1,208, $ 571 and $ 726, respectively.

r.	Derivatives and hedging:

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

The Company entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in Japanese Yen, Israeli Shekels, Euros, Swedish Kronas and British Pounds. As of December 31, 2008, the Company had outstanding forward contracts, that did not meet the definition of hedge accounting, in the amount of $71,400 and outstanding option contract in the amount of $25,000. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with SFAS No. 157 at level 2. The net losses recognized in earnings during 2008 were $ 3,075. The net gains and (losses) recognized in earnings during 2006 and 2007 were immaterial.

s.	Basic and diluted earnings per share:

Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” .

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since they would have an anti-dilutive effect, were 15,474,949, 14,284,200 and 14,461,565 for 2006, 2007 and 2008, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statements.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

SFAS No. 123(R) requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value for options granted in 2006, 2007 and 2008 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2006	2007	2008

Expected volatility	58.87%	42.81%	38.57%
Risk-free interest rate	4.6%	4.6%	3.05%
Dividend yield	0.0%	0.0%	0.0%
Expected term from vesting date (years)	3.31	3.24	3.55

Employee Stock Purchase Plan

Expected volatility	21.65%	22.78%	31.15%
Risk-free interest rate	2.35%	2%	1.92%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Fair value of financial instruments:

The carrying amounts of our financial instruments, including cash and cash equivalents, short-term deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short maturities.

Effective January 1, 2008, the Company adopted SFAS 157, “Fair Value Measurements”and, effective October 10, 2008, adopted FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1	– Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	– Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	– Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

v.	Comprehensive income

The Company accounts for comprehensive income in accordance with SFAS No. 130, “Reporting Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

w.	Treasury stock

The Company repurchases its Ordinary shares from time to time on the open market or in other transactions and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with Accounting Principles Board No. 6, “Status of Accounting Research Bulletins” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price (loss) to retained earnings. The purchase cost is calculated based on the specific identification method.

In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Impact of recently issued accounting standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statement.

In November 2008, the FASB ratified Emerging Issues Task Force Issue No. 08-7, “Accounting for Defensive Intangible Assets”. EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of EITF 08-7 on its consolidated financial statement.

In April 2008, the FASB issued FASB Staff Position (FSP) FAS 142-3, “Determination of the Useful Life of Intangible Assets”. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of FAS 142-3 on its consolidated financial statement.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13", and FSP No. FAS 157-2, “Effective Date of FASB Statement No. 157". Collectively, the Staff Positions defer the effective date of Statement 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities except for items that are recognized or disclosed at fair value on a recurring basis at least annually, and amend the scope of Statement 157. As described in Note 4, the Company adopted Statement 157 and the related FASB staff positions except for those items specifically deferred under FSP No. FAS 157-2.

NOTE 3:	-	ACQUISITIONS

a.	On January 17, 2007 the Company completed the acquisition of 98.5% of shares of Protect Data AB (“Protect Data”) that at the time of the acquisition was a public company listed on the Stockholm Stock Exchange. During January 2007, the Company initiated a delisting of the shares in Protect Data from the Stockholm Stock Exchange. On February 13, 2007, Protect Data has, in consultation with the Stockholm Stock Exchange, resolved to delist the shares in Protect Data from the Stockholm Stock Exchange. Protect Data’s last day of trading was February 12, 2007. As of December 31, 2007, the Company obtained legal ownership of all of the shares of Protect Data on a fully diluted basis and recorded a liability to Protect Data’s former shareholders in the amount of $ 8,579, which was fully paid in June 2008.

Protect Data operates its business through its wholly-owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices such as laptops, PDAs, smartphones and removable media (e.g., USB devices) confidential and secure. With the acquisition of Protect Data, the Company entered into the data security market. The acquisition was accounted for using the purchase method of accounting and, accordingly the operating results of Protect Data are included in the Company’s accompanying consolidated financial statements from the date of acquisition, January 17, 2007.

The total purchase price of Protect Data was composed of the following:

Cash paid	$613,361
Amount paid to remaining shareholders in June 2008	8,579
Fair value of vested protect data options assumed	1,069
Acquisition related transaction costs	2,039

Total purchase price	$625,048

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:	-	ACQUISITIONS (Cont.)

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:	-	ACQUISITIONS (Cont.)

Core technology represents a combination of Protect Data processes, patents and trade secrets related to the design and development of its software products. This proprietary know-how can be leveraged to develop new technology and improve the Company’s software products.

Trade names value represents the recognition value of Protect Datas’ brand name as a result of advertising expenditures for customer relations and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company.

The Company expensed in-process research and development (“IPR&D”) in the amount of $ 17,000 upon acquisition as it represents incomplete Protect Data research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. The value assigned to IPR&D was determined by considering the importance of the project to the Company’s overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flow from the project when completed and discounting the net cash flow to its present value based on the percentage of completion of the IPR&D projects.

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

Summary of the plan	Estimated costs	Cash payments	Accrued as of December 31, 2007	Cash payments	Balance as of December 31, 2008

Severance	$2,153	$(1,258)	$895	$(895)	$-
Facilities	589	(104)	485	(485)	-

Total restructuring	$2,742	$(1,362)	$1,380	$(1,380)	$-

The following unaudited condensed combined pro forma information for the year ended December 31, 2006, gives effect to the acquisition of Protect Data as if the acquisition had occurred on January 1, 2006. For the purposes of the pro forma information, the Company has assumed that, net income for the period presented excludes the write-off of acquired IPR&D of $ 17,000 and includes amortization of intangible assets related to the acquisition of $ 33,000 per year, stock-based compensation charges for unvested options assumed of $ 835 in 2006 and related tax effects.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:	-	ACQUISITIONS (Cont.)

Year ended December 31, 2006
Unaudited

Revenues	$653,484

Net income	$269,264

Basic earnings per share	$1.14

Diluted earnings per share	$1.13

The acquisition did not have a material effect on pro forma financial data for the period from January 1, 2007 to January 16, 2007.

b.	In December 2006, the Company acquired NFR Security, Inc. (the “Minor acquisition”) a leader in real-time threat prevention for $ 14,558 in cash and $ 334 in related acquisition costs. The purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. As part of the allocation, $ 7,820 was allocated to goodwill and $ 8,920 was allocated to amortizable intangible assets (technology, customer relationships and trademarks) that are being amortized over their estimated useful lives of one to four years. During 2007, the Company recorded additional goodwill of $ 1,552 as a result of a change in assumptions related to deferred taxes. At the acquisition date, the Company recorded a $ 1,060 charge for acquired in-process research and development (“IPR&D”) in conjunction with projects which have not yet reached technological feasibility and which have no alternative future use. The results of the aforementioned acquisition are included with that of the Company for the period subsequent to the acquisition date. Significant liabilities assumed included loans from banks and bridge loans from investors in a total amount of approximately $ 1,833 that were settled by December 31, 2006 and accounts payable and other accrued expenses in a total amount of approximately $ 3,043.

The acquisition did not have a material effect on pro forma financial data.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:	-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than 1 year are as follows:

	December 31,
	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross gains	Gross unrealized losses	Fair value

Government and
corporate
debentures - fixed
interest rate	$185,262	$260	$(548)	$184,974	$204,873	$264	$(3,645)	$201,492
Government-sponsored
enterprises	126,353	150	(304)	126,199	108,016	1,111	(11)	109,116
Structured notes (*)	13,000	-	(19)	12,981	31,813	1,049	(3,356)	29,506
Government and
corporate
debentures -
floating interest
rate	6,323	2	(10)	6,315	4,771	1	(15)	4,757
Mortgage and asset
backed securities
(**)	1,887	11	(12)	1,886	24	-	(****)-	24

	$332,825	$423	$(893)	$332,355	$349,497	$2,425	$(7,027)	$344,895

Marketable securities with contractual maturities of after 1 year through 5 years are as follows:

	December 31,
	2007				2008
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross gains	Gross unrealized losses	Fair value

Government and
corporate debentures
- fixed interest rate	$190,843	$4,214	$(185)	$194,872	$423,641	$3,514	$(7,203)	$419,952
Government-sponsored
enterprises	54,808	257	(44)	55,021	82,307	2,831	-	85,138
Structured notes (*)	121,476	2,384	(3,846)	120,014	-	-	-	-
Government and
corporate debentures
- floating interest
rate	9,998	-	(23)	9,975	10,922	-	(476)	10,446
Mortgage and asset backed securities (**)	2,088	26	(1)	2,113	1,991	8	-	1,999
Auction rate securities (***)	18,200	8	(713)	17,495	11,910	-	-	11,910

	$397,413	$6,889	$(4,812)	$399,490	$530,771	$6,353	$(7,679)	$529,445

In 2008 unrealized losses from fixed income securities are primarily attributable to the recent credit crisis in capital markets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:	-	MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2008
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Government and corporate
debentures - fixed interest rate	$374,248	$(10,848)	$-	$-	$374,248	$(10,848)
Government-sponsored enterprises	15,431	(11)	-	-	15,431	(11)
Structured notes (*)	9,903	(1,912)	8,556	(1,444)	18,459	(3,356)
Government and corporate
debentures - floating interest
rate	14,022	(491)	-	-	14,022	(491)
Asset backed securities (**)	24	(****) -	-	-	24	(****) -

	$413,628	$(13,262)	$8,556	$(1,444)	$422,184	$(14,706)

	December 31, 2008
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Government and corporate
debentures - fixed interest rate	$73,843	$(273)	$66,750	$(460)	$140,593	$(733)
Government-sponsored enterprises	38,817	(168)	62,396	(180)	101,213	(348)
Structured notes (*)	7,987	(13)	42,649	(3,852)	50,636	(3,865)
Government and corporate
debentures - floating interest
rate	2,990	(10)	9,974	(23)	12,964	(33)
Mortgage and asset backed
securities (**)	-	-	489	(13)	489	(13)
Auction rate securities (***)	13,486	(713)	-	-	13,486	(713)

	$137,123	$(1,177)	$182,258	$(4,528)	$319,381	$(5,705)

(*)	The structured notes include inverse floating interest rate bonds. Inverse floating interest rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR). The effective maturity dates may differ from the contractual maturities because debtors have the right to call the obligations without penalties.

Debtors will likely exercise call options when forward markets rates are below the interest rate range of the structured note. In 2007, structured notes balance was classified according to its contractual maturity dates. Interest rates decreased during 2007, mainly towards the end of the year. This trend led some of the debtors to exercise their call option. A total amount of $47,000 in structured notes were called and settled during December 31, 2007. During 2008, interest rates continue to decrease. This led some of the debtors to exercise their call option. As a result, in 2008, structured notes balance was classified according to their next call date. A total amount of $ 103,000 in structured notes were called and settled during 2008. An additional amount of $ 20,000 in structured notes were called and settled after December 31, 2008.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:	-	MARKETABLE SECURITIES (Cont.)

(**)	The effective maturity may differ from the contractual maturities, because debtors may have the right to call or prepay obligations without penalties. Therefore the mortgage and asset backed securities’ balance was classified according to its next forecasted prepayment date.

(***)	The balance is comprised of four auction rate securities, which suffer from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. In 2008, for determining the fair values of these securities, the Company obtained a third party valuation (see Note 5).

(****)	Less than $ 1.

The Company reviews various factors in determining whether it should recognize an impairment charge for its marketable securities, including its intent and ability to hold the investment for a period of time sufficient for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral, as applicable and the financial condition and near-term prospects of the issuer. Based on the Company’s consideration of these factors, the Company recognized in 2008 an other-than-temporary impairment in a total amount of $ 11,221 pretax, out of which $ 6,290 pretax is related to auction rate securities. The remaining impairment of $ 4,931 relates to corporate obligations of U.S Companies with the original principal amounting to $ 7,998. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

As of December 31, 2007 and 2008, interest receivable amounted to $ 9,372 and $ 11,371, respectively, and is included within other current assets in the balance sheets.

NOTE 5:	-	FAIR VALUE MEASURMENTS

In accordance with SFAS 157, the Company measures its cash equivalents, short-term deposits, marketable securities, auction rate securities, severance pay fund and foreign currency derivative contracts at fair value. Cash equivalents, short-term deposits, marketable securities, except investments in auction rate securities and severance pay fund are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5:	-	FAIR VALUE MEASURMENTS (Cont.)

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$398,534	$-	$-	$398,534
Commercial papers	-	12,502	-	12,502
Treasury notes	-	13,998	-	13,998
Short-term deposits	-	26,302	-	26,302
Marketable securities:
Government and corporate debentures -
fixed interest rate	-	621,444	-	621,444
Government-sponsored enterprises	-	194,254	-	194,254
Structured notes	-	29,506	-	29,506
Government and corporate debentures -
floating interest rate	-	15,203	-	15,203
Asset-backed securities	-	2,023	-	2,023
Auction rate securities	-	-	11,910	11,910
Foreign currency derivative contracts	-	860	-	860
Severance pay fund	-	5,817	-	5,817

Total Financials Assets	$398,534	$921,909	$11,910	$1,332,353

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2008. The Company’s Level 3 instruments consist of Auction Rate Securities classified as available-for-sale with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)”in shareholders’ equity.

Fair value measurements using significant unobservable inputs (Level 3):

Auction rate securities

Beginning balance	$-
Transfer to Level 3	18,200
Unrealized losses included in earning (other than temporary impairment)	(6,290)

Ending balance	$11,910

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 6:	-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2007	2008

Cost:
Computers and peripheral equipment	$47,429	$46,578
Office furniture and equipment	5,037	5,063
Building	33,432	36,046
Land	12,441	12,441
Leasehold improvement	5,493	5,484

	103,832	105,612
Accumulated depreciation and amortization	46,885	49,177

Property and equipment, net	$56,947	$56,435

In March 2006, the Company purchased a land and a building in Tel-Aviv, Israel, for a total amount of $ 35,250. Additional payments for taxes related to the purchase and for the building renovations totaled $ 3,580, $ 7,043 and $ 2,614 in 2006, 2007 and 2008, respectively. The Company moved into the new building in May 2007, and commenced depreciation of the building at that time.

During 2007 and 2008, the U.S. subsidiary of the Company recorded a reduction of $ 5,041 and $ 6,521, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 7:	-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill for the years ended December 31, 2007 and 2008 are as follows:

	Year ended December 31,
	2007	2008

Goodwill, beginning of year	$182,115	$664,910
Acquisition of NFR	1,552	-
Acquisition of Protect Data	481,243	-
Adjustment	-	(308)

Goodwill, end of year	$664,910	$664,602

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 7:	–	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

		December 31,
	Useful life	2007	2008

Original amount:
Core technology	4-5	$135,859	$135,859
Trademarks	1-20	25,660	25,660
Customer relationship	4-5	53,580	53,580
Contracts	4	910	910

		216,009	216,009

Accumulated amortization:
Core technology		42,619	67,173
Trademarks		2,042	3,618
Customer relationship		10,362	21,157
Contracts		853	910

		55,876	92,858

Other intangible assets, net:
Core technology		93,240	68,686
Trademarks		23,618	22,042
Customer relationship		43,218	32,423
Contracts		57	-

		$160,133	$123,151

The estimated future amortization expense of other intangible assets as of December 31, 2008 is as follows:

2009	$35,571
2010	35,571
2011	33,376
2012	2,901
2013	1,570
2014 and thereafter	14,162

$123,151

NOTE 8:	–	EMPLOYEE AND PAYROLL ACCRUALS

As of December 31, 2007 and 2008, employee and payroll accruals include a total amount of $ 7,878 and $ 5,569, respectively, related to payroll accrued for the benefit of certain related parties since 1999 and 2001, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2007	2008

Income taxes payable	$20,272	$18,456
Accrued products and licenses costs	6,758	11,118
Liability to former Protect Data's shareholders	8,579	-
Current deferred tax liability, net	6,691	7,238
Acquisition related restructuring costs	1,380	-
Marketing expenses payable	3,430	4,506
Other	17,238	17,147

	$64,348	$58,465

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments

The facilities of the Company are rented under operating lease agreements that expire between 2009 and 2014. Certain of these agreements have free rent payment provisions. We recognize rent expense under such arrangements on a straight-line basis. The Company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2008, were as follows:

2009	$4,640
2010	3,392
2011	2,218
2012	1,088
2013	231
2014 and thereafter	86

$11,655

Rent expenses for the years ended December 31, 2006, 2007 and 2008, were $ 7,752, $ 8,295 and $ 7,307, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

b.	Litigation:

Following audits of the Company’s 2002 and 2003 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging the Company’s positions on several issues including matters such as the usage of funds earned by its approved enterprise for investments outside of Israel, deductibility of employee’s stock options expenses, percentage of foreign ownership of its shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of investment income on cash that is held and managed by the Company’s wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from the Company to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 963 million with respect to 2002 (assessment received on Dec 27, 2007) and NIS 151 million with respect to 2003 (assessment received on May 29, 2008), in each case including interest as of the assessment date. The Company has appealed the orders relating to both years with the Tel-Aviv District Court, and these appeals are pending. There can be no assurance that the ITA will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of our current provisions.

The Company has also been named as a defendant in a lawsuit filed by Information Protection and Authentication of Texas, LLC in the Eastern District of Texas on December 30, 2008. The plaintiff’s original complaint in the lawsuit alleges infringement by the Company of U.S. patents nos. 5,311,591 and 5,412,717 and seeks an injunction and an unspecified amount of damages. The Company currently intends to vigorously defend against plaintiff’s claims, but there can be no assurance of the outcome of this litigation.

The Company is currently engaged in various legal disputes with two minority shareholders of the Company’s subsidiary SofaWare Technologies Ltd., One shareholder alleges the Company is oppressing him as minority shareholder and is seeking to compel the Company to purchase his shares which he estimates at NIS 16 million which is subject to change. The other minority shareholder claims that minority shareholders, himself included, are entitled to exercise veto rights with respect to certain actions of SofaWare. The same shareholder also filed a derivative claim against the Company on behalf of SofaWare. On February 14, 2008, the court partially accepted these claims and ordered that the Company pay SofaWare NIS 13 million plus interest. The Company has appealed this ruling. The Company’s management believes that the claims filed by these two minority shareholders are without merit and intends to contest these claims vigorously.

Further, the Company is the defendant in various lawsuits, including employment-related litigation claims, lease termination claims, patent infringement and other legal proceedings in the normal course of its business. The resolution of these matters is not expected to have a significant effect on the Company’s financial position, results of operations or cash flows.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	TAXES ON INCOME

a.	The Company adopted the provisions of FIN 48 on January 1, 2007. The adoption of FIN 48 did not result in a change to the Company retained earning. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2007	2008

Beginning balance	$70,501	$78,545
Additions for prior year tax positions	21,366	18,736
Additions for current year tax position	-	3,949
Reductions for prior year tax positions	(13,322)	-

Ending balance	$78,545	$101,230

As of December 31, 2008, the entire amount of the unrecognized tax benefits could affect our income tax provision and the effective tax rate.

In accordance with the Company’s accounting policy, both before and after adoption of FIN 48, interest expense and penalties related to income taxes are included in the tax expense line of its consolidated statements of operations.

During the years ended December 31, 2007 and 2008, the Company recorded $ 3,400 and $ 5,904, respectively for interest expense related to uncertain tax positions. As of December 31, 2007 and 2008, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 9,600 and $ 15,504, respectively which is included within income tax accrual on the balance sheet.

Domestically, the Israeli Tax Authorities (“ITA”) are currently examining income tax returns of the Company for years 2002 and 2003. The ITA disagreed with several of the Company’s positions as it pertains to the treatment of taxes (see Note 10b). The Company’s Israeli income tax returns have been examined for all years prior to fiscal 2002, and the Company is no longer subject to audit for those periods.

The Company’s U.S. subsidiaries file income tax return in the U.S. federal jurisdiction, and various states. All the Company’s tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to the Company’s Net Operating Loss and overall credit carry-forward position.

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	TAXES ON INCOME (Cont.)

b.	Israeli taxation:

1.	Corporate tax structure:

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

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law (the “Old Law”). Generally, investment programs of Check Point Ltd. that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Old Law’s provisions. On the Alternative Package the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. If a company requested the Alternative Package of benefits for an Approved Enterprise under the Law, it was precluded from filing a Privileged Enterprise status for three years after the year in which the Approved Enterprise was activated (“Cooling Period”). In November 2008 the law was amended to shorten the Cooling Period to two years. Following the amendment, the Year of Election for the Company’s first Privileged Enterprise is 2006.

Check Point Ltd. has been granted the status of Approved Enterprises, under the Law, in six investment programs (the “Programs”). Out of the Programs, the Company’s benefit period related to its first and second investment programs ended, therefore the Company’s income attributed to these investment programs is not entitled to tax benefits. For all of such Approved Enterprises, the Company has elected the Alternative Package.

As of December 31, 2008 Check Point Ltd. has elected the status of Privileged Enterprise, under the Amendment, for its seventh and eighth plans.

The tax benefits attributable to the Company’s current Approved and Privileged Enterprises are scheduled to expire in phases by 2017.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	TAXES ON INCOME (Cont.)

The benefits available to an Approved Enterprise and a Privileged Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

The Company’s income attributed to the Approved Enterprise and Privileged Enterprise under the alternative package is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10% – 25% for an additional period of five to eight years, based on the percentage of foreign investment.

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise’s and Privileged Enterprise’s income.

The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deem-dividend. Through December 31, 2008, the Company repurchased 65,775,732 of its Ordinary shares in a total amount of $ 1,366,305. The Company’s retained earnings attributed to taxable income are higher than the total shares repurchased and therefore should not trigger a deem-dividend event. For further information about the Company’s repurchase program refer to Note 12e.

Out of the Company’s retained earnings as of December 31, 2008, $ 756,263 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 20%-25%),and an income tax liability of up to $ 172,745 would be incurred as of December 31, 2008.

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation. As of December 31, 2008, the Company has $ 297,676 tax-exempt income attributed to its Privileged Enterprise plan. In case of distribution or complete liquidation of the Company, it would be taxed at the reduced corporate tax rate of 20% and an income tax liability of up to $ 59,535 would be incurred as of December 31, 2008.

The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend. The Company intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise and Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent by reinvestment.

Income from sources other than the Approved and Privileged Enterprise programs is subject to tax at regular Israeli corporate tax rate.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	TAXES ON INCOME (Cont.)

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations the Israeli company is calculating its tax liability in US Dollars according to certain orders. The tax liability, as calculated in US Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2007 and 2008, the Company’s deferred taxes were in respect of the following:

	December 31,
	2007	2008

Carry-forward tax losses	$288,782	$276,724
Deferred revenues	2,140	3,429
Employee stock based compensation	12,171	15,344
Accrued employees costs	3,930	3,900
Reserves and allowances	2,950	2,984
Unrealized losses on marketable securities, net	-	1,255
Fixed assets	2,010	2,566
Tax credits	7,258	8,523

Deferred tax assets before valuation allowance	319,241	314,725
Valuation allowance	(290,412)	(280,393)

Deferred tax asset	28,829	34,332

Intangible assets	(44,118)	(34,058)
Unrealized gains on marketable securities, net	(374)	-
Other	(240)	(313)

Deferred tax liability	(44,732)	(34,371)

Deferred tax liability, net	$(15,903)	$(39)

Domestic:
Current deferred tax asset, net	$486	$1,129
Non current deferred tax asset, net	6,406	9,502

	6,892	10,631

Foreign:
Current deferred tax asset, net	6,847	9,292
Current deferred tax liability, net	(6,691)	(7,238)
Non current deferred tax asset, net	8,514	9,501
Non current deferred tax liability	(31,465)	(22,225)

	(22,795)	(10,670)

	$(15,903)	$(39)

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

The subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forwards of net operating loss and research and development tax credit. SFAS No. 123(R) prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The Company has recorded a valuation allowance for the research and development credit carry-forwards due to uncertainties about whether it will be able to utilize these assets before they expire. The net change in the valuation allowance was $ 10,019, which primarily relates to stock option benefits and were accounted for as a credit to additional paid-in-capital.

Through December 31, 2008, the U.S. subsidiaries had a U.S. federal loss carryforward of approximately $ 683,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring before 2025. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2008, the U.S. subsidiaries had a U.S. state net loss carryforward of approximately $687,000, which expire between fiscal 2009 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2008, the U.S. subsidiaries had research and development tax credits of approximately $ 7,574, which expire between fiscal 2010 and fiscal 2027 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised of the following:

	Year ended December 31,
	2006	2007	2008

Domestic	$282,085	$304,883	$350,963
Foreign	*) 56,385	*) 24,418	35,192

	$338,470	$329,301	$386,155

*)	Including write-off of acquired in-process research and development of $ 1,060 in 2006 and $ 17,000 in 2007.

    f. Taxes on income are comprised of the following:

	Year ended December 31,
	2006	2007	2008

Current	$63,593	$67,560	$76,223
Deferred	(3,150)	(19,323)	(14,034)

	$60,443	$48,237	$62,189

Domestic	$42,529	$45,015	$59,870
Foreign	17,914	3,222	2,319

	$60,443	$48,237	$62,189

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2006	2007	2008

Domestic taxes:
Current	$45,284	$47,512	$62,650
Deferred	(2,755)	(2,497)	(2,780)

Total domestic taxes	42,529	45,015	59,870

Foreign taxes - US:

Federal taxes:
Current	2,833	8,205	7,101
Deferred	3	(4,160)	(2,762)

	2,836	4,045	4,339
State taxes:
Current	663	734	650
Deferred	(398)	(642)	226

	265	92	876
Other international locations:
Current	14,813	11,109	5,822
Deferred	-	(12,024)	(8,718)

	14,813	(915)	(2,896)

Total foreign taxes	17,914	3,222	2,319

Taxes on income	$60,443	$48,237	$62,189

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:	–	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income, is as follows:

	Year ended December 31,
	2006	2007	2008

Income before taxes as reported in the
statements of income	$338,470	$329,301	$386,155

Statutory tax rate in Israel	31%	29%	27%

Decrease in taxes resulting from:
Effect of "Approved and Privileged Enterprise"
status *)	(13)%	(14)%	(12)%
Foreign exchange (see note h below)	-	-	1%
Stock based compensation - non deductible
expense	2%	**) -	2%
Others, net	(2)%	**) -	(2)%

Effective tax rate	18%	15%	16%

(*)	Basic earnings per share amounts of the
	benefit resulting from the "Approved and
	Privileged Enterprise" status	$0.19	$0.21	$0.21

	Diluted earnings per share amounts of the
	benefit resulting from the "Approved and
	Privileged Enterprise" status	$0.18	$0.20	$0.21

(**)	less than 1%

h.	Measurement of income tax in foreign subsidiaries:

Results of the Company’s subsidiary for tax purposes are measured and reflected in terms of earnings in SEK. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the SEK/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company’s subsidiary has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities.

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

During 2006, 2007 and 2008 employees purchased 360,289, 389,367 and 474,550 Ordinary shares at average prices of $ 16.08, $ 16.73 and $ 18.29 per share, respectively.

As of December 31, 2008, 3,017,143 Ordinary shares were available for future issuance under the ESPP.

In accordance with SFAS No. 123(R), the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2006, 2007 and 2008, the Company recognized $1,481, $ 1,666 and $ 2,770, respectively of compensation expense in connection with the ESPP.

d.	Stock options:

In 2005, the Company adopted two new equity incentive plans: the 2005 United States Equity Incentive Plan, which is referred to as the 2005 U.S. Plan, and the 2005 Israel Equity Incentive Plan, which is referred to as the 2005 Israel Plan. Both of these plans will be in effect until 2015. Following ratification of the new plans by its shareholders in September 2005, the Company stopped issuing stock options under the plans approved in 1996.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

Under the Company’s 2005 equity incentive plans (the “2005 Plans”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans. In addition to granting stock options, since 2006, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 2005 Plans. RSUs vest over a four year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

Under the 2005 Plans, the Company’s non-employee directors receive an automatic annual option grant.

In connection with its acquisition of Protect Data in January 2007, the Company assumed all of the outstanding stock options under the Pointsec mobile technologies inc. 2003, 2005 and 2006 Stock Option Plans (the “Pointsec Plan”), which were converted into options to purchase 751,769 shares of the Company’s Ordinary shares. These stock options generally have terms of between five and six years and generally vest over a three-year period. Options that are cancelled or forfeited before expiration do not become available for future grant.

Under the terms of the 2005 Plans, options to purchase 50,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2008, 54,044,511 Ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2008, 8,568,051 options and RSUs were outstanding under the 2005 Plans, 14,135,650 options were outstanding under the plans approved in 1996 72,408 were outstanding under the Zone Labs plan and 203,622 were outstanding under the Pointsec Plan.

A summary of the Company’s stock option activity and related information, including options under the Zone Labs 1998 Stock Option Plan assumed by the Company (in connection with the Zona Labs acquisition in 2004) and Pointsec plans, is as follows:

	Options (in thousands)			Weighted average exercise price
	2006	2007	2008	2006	2007	2008

Outstanding at beginning of year	30,251	24,606	24,156	$22.03	$23.17	$22.02
Granted	2,861	2,927	1,900	$17.19	$21.29	$23.21
Exercised	(4,270)	(1,339)	(1,713)	$10.74	$13.82	$16.41
Expired	(466)	(1,043)	(1,761)	$17.56	$53.17	$41.89
Forfeited	(3,770)	(995)	(1,000)	$24.28	$26.76	$21.45

Outstanding as of December 31,	24,606	24,156	21,582 (*)	$23.17	$22.02	$20.97

Exercisable as of December 31,	13,954	15,074	14,629	$25.15	$22.32	$20.47

*)	As of December 31, 2008, approximately 20.5 million options were outstanding and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2008
	Options	Aggregate intrinsic value
	(in thousands)

Outstanding at beginning of year	24,156		$64,847
Granted	1,900		N/A
Exercised	(1,713)		11,957
Forfeited	(2,761)		N/A

Outstanding as of December 31,	21,582	$	**) 25,790

Exercisable as of December 31,	14,629	$	***) 22,150

**)	Represents intrinsic value of 8,909 thousand outstanding options that are in-the-money as of December 31, 2008. The remaining 12,673 thousand outstanding options are out of the money as of December 31, 2008 and their intrinsic value was considered as zero.

***)	Represents intrinsic value of 7,306 thousand exercisable options that are in-the-money as of December 31, 2008. The remaining 7,323 thousand exercisable options are out of the money as of December 31, 2008 and their intrinsic value was considered as zero.

The following table summarizes information relating to RSUs, as well as changes to such awards during 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
	Number (in thousands)

Outstanding at beginning of year	-	980	1,232
Granted	*) 1,037	593	676
Vested	-	(174)	(245)
Forfeited	(57)	(167)	(265)

Outstanding as of December 31,	980	1,232	1,398

*)	Includes 441 thousand RSUs granted in exchange for options as described in section f below.

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2006, 2007 and 2008 were $18.83 $ 23.79 and $ 22.25, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

1.66-9.99	105	2.64	6.09	102	2.65	6.01
10.00-13.99	1,982	0.49	13.01	1,855	0.50	13.01
14.00-15.99	9	1.25	15.43	9	1.25	15.43
16.00-17.99	6,771	2.55	17.14	5,324	2.29	17.17
18.00-19.99	211	3.40	19.28	160	3.28	19.36
20.00-23.99	7,770	4.35	22.88	4,220	3.94	22.83
24.00-26.99	4,275	3.64	26.17	2,500	2.49	26.99
27.00-40.99	382	0.14	27.61	382	0.14	27.61
41.00-44.99	9	0.04	44.42	9	0.04	44.42
45-79.79	68	1.57	79.79	68	1.57	79.79

1.66-79.79	21,582	3.19	20.97	14,629	2.52	20.47

The weighted average fair values at grant date of options granted for the years ended December 31, 2006, 2007 and 2008, with an exercise price equal to the market value at the date of grant were $ 9.71, $ 11.92 and $ 9.61, respectively. The weighted average fair values at grant date of options assumed in Protect Data’s acquisition with an exercise price lower than the market value at the date of grant was $ 12.64.

As of December 31, 2008, the Company had approximately $ 62,447 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards, expected to be recognized over four years.

e.	The Company’s board of directors approved five programs to repurchase Ordinary shares for a total of $ 1,600,000. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $ 200,000 of its Ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $ 200,000, of its Ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $ 200,000 of its Ordinary shares. The fourth program was announced on May 22, 2006 and ended on March 5, 2008, and authorized the repurchase of up to $ 600,000 of its Ordinary shares. The fifth program was announced on March 26, 2008, and as of December 31, 2008 is still in effect, and authorizes the repurchase of up to $ 400,000 of its Ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:	–	SHAREHOLDERS’ EQUITY (Cont.)

The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company repurchased during 2006, 2007 and 2008 approximately 23.2, 9.02 and 10.9 million shares, respectively, at a total cost of $ 435,491, $ 209,757 and $ 239,542, respectively. The average purchase price per share during 2006, 2007 and 2008 was $ 18.71, $ 23.26 and $ 21.95, respectively. Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity. As of December 31, 2008, there is approximately $ 233,700 remaining out of the $400,000 authorized under the share repurchase program in 2008.

Through December 31 2008, the Company reissued 14,639,642 of its repurchased Ordinary shares in consideration for the exercise of stock options and restricted shares by employees and for shares issued under the ESPP.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 13:	–	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2006	2007	2008

Net income	$278,027	$281,064	$323,966

Weighted average Ordinary shares outstanding (in
thousands)	235,519	222,548	214,361

Dilutive effect:
Employee stock options and RSUs (in thousands)	1,250	2,894	2,307

Diluted weighted average Ordinary shares outstanding
(in thousands)	236,769	225,442	216,668

Basic earnings per Ordinary share	$1.18	$1.26	$1.51

Diluted earnings per Ordinary share	$1.17	$1.25	$1.50

NOTE 14:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following present total revenues for the years ended December 31, 2006, 2007 and 2008 and long-lived assets as of December 31, 2007 and 2008 by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2006	2007	2008

Americas, principally U.S	$265,499	$329,681	$349,614
Europe, Middle East and Africa	238,821	319,871	360,161
Asia Pacific and Japan	70,821	81,325	98,715

	$575,141	$730,877	$808,490

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 14:	–	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Long-lived assets:

	December 31
	2007	2008

U.S	$201,679	$196,739
Israel	51,691	52,182
Sweden	627,667	594,513
Rest of the world	953	754

	$881,990	$844,188

b.	Financial income, net:

	Year ended December 31,
	2006	2007	2008

Financial income:
Interest income	$68,943	$48,375	$51,776
Amortization of marketable securities
premium and accretion of discount, net	-	247	-
Realized gain on sale of marketable
securities	-	867	125
Foreign currency re-measurement gain
and others	-	3,327	-

	68,943	52,816	51,901

Financial expense:
Amortization of marketable securities
premium and accretion of discount, net	3,961	-	3,099
Foreign currency re-measurement loss	493	-	4,311
Realized loss on sale of marketable
securities	268	1,850	1,619
Others	574	1,241	1,996

	5,296	3,091	11,025

	$63,647	$49,725	$40,876

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Gil Shwed —————————————— Gil Shwed Chief Executive Officer and Chairman of the Board

By: /s/ Tal Payne —————————————— Tal Payne Chief Financial Officer

Date: March 3, 2009