Form 20-F
period 2009-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2010-03-29
CIK 1015922

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

Commission file number 000-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

5 Ha’Solelim Street, Tel Aviv 67897, Israel
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009. 209,099,392 ordinary shares, NIS 0.01 nominal value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒       Accelerated filer ☐       Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☒

Currency of Presentation and Certain Defined Terms

In this Annual Report on Form 20-F, references to “U.S.” or “United States” are to the United States of America, its territories and possessions; and references to “Israel” are to the State of Israel. References to “$”, “dollar” or “U.S. dollar” are to the legal currency of the United States of America; references to “NIS” or “Israeli shekel” are to the legal currency of Israel; references to “Euro” are to the legal currency of the European Union; and references to “Swedish Krona” are to the legal currency of the Kingdom of Sweden. Our financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

All references to “we,” “us,” “our” or “Check Point” shall mean Check Point Software Technologies Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries.

Forward-Looking Statements

Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding trends related to our business and our expectations, beliefs, intentions or strategies regarding the future. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements also include, but are not limited to, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to increased use of Internet technologies, continued expansion of connectivity services, acceleration of the use of networks, the need and demand for network, gateway and virtual security, the need and demand for flexible and extensible security, the demand for our new blade architecture and adoption of new licensing offerings, increasing demands on enterprise security systems, the impact of our relationship with our technology partners on our sales goals, the contribution of our products to our future revenue, our development of future products, and our ability to integrate, market and sell acquired products and technologies; and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, our expectations regarding our business and the markets in which we operate and into which we sell products, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, the adequacy of our capital resources.

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

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2005 to 2009. The selected consolidated statement of income data for the years 2007, 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2005 and 2006, and the selected consolidated balance sheet data at December 31, 2005, 2006 and 2007, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. This selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Year Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except per share data)

Consolidated Statement of Income Data:
Revenues	$579,350	$575,141	$730,877	$808,490	$924,417
Operating expenses (*):
Cost of revenues	30,540	36,431	82,301	92,609	133,270
Research and development	50,542	62,210	80,982	91,629	89,743
Selling and marketing	142,336	157,114	217,491	214,439	220,877
General and administrative	24,244	43,503	53,527	53,313	56,409
Restructuring and other acquisition related costs	–	–	–	–	9,101
Acquired in-process R&D	–	1,060	17,000	–	–
Total operating expenses	247,662	300,318	451,301	451,990	509,400
Operating income	331,688	274,823	279,576	356,500	415,017
Financial income, net	54,177	63,647	49,725	40,876	32,058
Other-than-temporary impairment, net of gain on sale of marketable securities previously impaired (**)	–	–	–	(11,221)	(1,277)
Income before taxes on income	385,865	338,470	329,301	386,155	445,798
Taxes on income	66,181	60,443	48,237	62,189	88,275
Net income	$319,684	$278,027	$281,064	$323,966	$357,523
Basic earnings per share	$1.30	$1.18	$1.26	$1.51	$1.71
Shares used in computing basic earnings per share	245,520	235,519	222,548	214,361	209,371
Diluted earnings per share	$1.27	$1.17	$1.25	$1.50	$1.68
Shares used in computing diluted earnings per share	251,747	236,769	225,442	216,668	212,208

(*) Including pre-tax charges for amortization of intangible assets, acquisition related expenses and stock-based compensation in the following items:

Amortization of intangible assets and acquisition related expenses
Cost of products and licenses	$5,414	$5,414	$27,724	$24,554	$28,224
Selling and marketing	228	604	12,260	12,428	22,429
General and administrative	–	927	–		–
Total	$5,642	$6,945	$39,984	$36,982	$50,653
Stock-based compensation
Cost of products and licenses	$–	$39	$65	$48	$47
Cost of software updates, maintenance and services	408	470	668	684	641
Research and development	1,252	9,371	4,309	5,037	6,649
Selling and marketing	1,825	7,997	8,780	6,855	5,032
General and administrative	260	18,515	20,230	19,703	18,538
Total	$3,745	$36,392	$34,052	$32,327	$30,907

(**) The year ended December 31, 2008, includes a write down of $11.2 million (pre-tax) of marketable securities. The year ended December 31, 2009, includes a write down of $3.1 million related to auction rates securities, net of a $1.8 million gain on the sale of marketable securities that were previously impaired in 2008.

	December 31,
	2005	2006	2007	2008	2009
	(in thousands)

Consolidated Balance Sheet Data:
Working capital	$1,186,119	$967,805	$692,316	$791,976	$648,944
Total assets	2,092,495	2,080,793	2,368,575	2,593,616	3,069,594
Shareholders’ equity	1,775,721	1,711,533	1,856,955	2,015,865	2,319,718
Capital stock	387,303	423,155	465,104	504,182	528,648

Risk Factors

If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

▪	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

▪	the ability of their respective infrastructures to support an increasing number of users and services;

▪	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

▪	the adoption of data security measures as it pertains to data encryption technologies;

▪	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

▪	general economic conditions in the markets in which we, our customers and our suppliers operate.

Recently, economies around the world and financial markets experienced a significant slowdown caused by a multitude of factors, including adverse credit conditions, slower or receding economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns and other factors. During this slowdown, many companies reduced expenditures, and if these adverse conditions continue, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet, or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, operating results, and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

We may not be able to successfully compete against our competitors

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc., WatchGuard Technologies, Inc. McAfee, Inc. and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, IBM Corporation with respect to specific products that we offer. There are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

Some of our current and potential competitors have various advantages over us, including longer operating histories; access to larger customer bases; significantly greater financial, technical and marketing resources; a broader portfolio of products, applications and services; and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios and larger customer bases may be better able to withstand a reduction in spending on information and network security solutions and a general slowdown or recession in economic conditions in the markets in which they operate. In addition, some of our competitors have greater financial resources than we do, and they have offered, and in the future may offer, their products at lower prices than we do, particularly when economic conditions are weak, which may cause us to lose sales or to reduce our prices in response to competition.

In addition, consolidation in the markets in which we compete may affect our competitive position. This is particularly true in circumstances where customers are seeking to obtain a broader set of products and services than we are able to provide. The markets in which we compete also include many niche competitors, generally smaller companies at a relatively early stage of operations, which are focused on specific Internet and data security needs. These companies’ specialized focus may enable them to adapt better than we can to new or emerging technologies and changes in customer requirements in their specific areas of focus. In addition, some of these companies can invest relatively large resources on very specific technologies or customer segments. The effect of these companies’ activities in the market may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, operating results, and financial condition.

Further, vendors of operating system software or networking hardware may enhance their products to include functionality that is currently provided by our products. The widespread inclusion of similar functionality to that which is offered by our solutions, as standard features of operating system software or networking hardware, could significantly reduce the demand for our products, particularly if the quality of such functionality were comparable to that of our products. Furthermore, even if the network or application security functionality provided as standard features by operating systems software or networking hardware is more limited than that of our solutions, a significant number of customers may elect to accept more limited functionality in lieu of purchasing additional products.

We may not be able to continue competing successfully against our current and future competitors, and increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which will materially adversely affect our business, operating results, and financial condition. If any of the events described above occur, our business, operating results and financial condition could be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

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

Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis; to address the increasingly sophisticated needs of our customers; and to keep pace with technological developments, new competitive product offerings, and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have historically been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete” in this “Item 3 – Key Information – Risk Factors.”

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

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

▪	issue equity securities which would dilute current shareholders’ percentage ownership;

▪	incur substantial debt;

▪	assume contingent liabilities; or

▪	expend significant cash.

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

In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

▪	unanticipated costs or liabilities associated with the acquisition;

▪	incurrence of acquisition-related costs;

▪	diversion of management’s attention from other business concerns;

▪	harm to our existing business relationships with manufacturers, distributors and customers as a result of the acquisition;

▪	the potential loss of key employees;

▪	use of resources that are needed in other parts of our business;

▪	use of substantial portions of our available cash to consummate the acquisition; or

▪	unrealistic goals or projections for the acquisition.

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2009, we derived approximately 58% of our sales from our 10 largest distributors, with the largest distributor accounting for approximately 18% of our sales, and the second largest distributor accounting for approximately 17% of our sales. During 2008, these two distributors accounted for approximately 30% of our sales in the aggregate. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

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

We purchase several key components and finished products from sole or limited sources, and we are increasingly dependent on contract manufacturers for our hardware products.

Many components, subassemblies and modules necessary for the manufacture or integration of our hardware products are obtained from a sole supplier or a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules and limited control over pricing, quality and timely delivery of components, subassemblies or modules. Replacing suppliers may be difficult and could result in an inability or delay in producing designated hardware products. Substantial delays would have a material adverse impact on our business.

Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect.

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products primarily under our UTM-1, Power-1, IP Series and related brands, as well as related revenues from software updates, maintenance and other services. We expect that this concentration of revenues from a small number of product families will continue to be the case in the foreseeable future. Endpoint security products and associated software updates, maintenance and support services represent an additional revenue source. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

We incorporate third party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims

Our products contain certain technology that we license from other companies. Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third party technology into our products could material and adversely affect our business, results or operations and financing condition.

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures, including the General Public License. If we have improperly integrated, or in the future improperly integrate software that is subject to such licenses into our products, in such a way that our software becomes subject to the General Public License, we may be required to disclose our own source code to the public. This could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and impact our business, results of operations and financial condition.

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

In particular, following audits of our 2002 and 2003 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters, such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 963 million with respect to 2002 (assessment received on December 27, 2007) and NIS 151 million with respect to 2003 (assessment received on May 29, 2008), in each case including interest as of the assessment date. We have appealed the orders relating to both years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions. In addition the ITA is currently examining the income tax returns for the years 2004-2007. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 817 million with respect to these years (assessment received on August 2, 2009) including interest as of the assessment date. We appealed such assessment and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept our positions on matters raised and, in such an event, an order will be issued.

We have also been named as a defendant in three patent related lawsuits: 1) Information Protection and Authentication of Texas, LLC filed a complaint against us on December 30, 2008, in the Eastern District of Texas, alleging infringement by us of U.S. patents nos. 5,311,591 and 5,412,717 and seeking an injunction and an unspecified amount of damages; 2) Enhanced Security Research filed a complaint against us on June 6, 2009, in the District of Delaware, alleging patent infringement; and 3) MPH filed a complaint against us on February 3, 2010, in the Northern District Of Illinois, alleging patent infringement. All of the above complaints are filed against multiple security vendors and all of the plaintiffs are non practicing entities. They are businesses established to hold the patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine.

We are currently engaged in various legal disputes with two minority shareholders of our subsidiary SofaWare Technologies Ltd. Both of these shareholders are alleging that we are oppressing them as minority shareholders. One of them is seeking to compel us to purchase his shares, currently values his shares at NIS 16 million, and is seeking judicial appraisal with respect to his shares. The other minority shareholder is seeking remedies that include restrictions on our ability to develop products that compete with SofaWare, and changes in SofaWare’s board of directors. The same shareholder also filed a derivative claim against us on behalf of SofaWare. On February 14, 2008, the court hearing this case partially accepted the derivative claim and ordered that we pay SofaWare NIS 13 million plus interest. Both parties have appealed this ruling. We are also engaged in additional litigation with these two minority shareholders. We believe that the claims filed by these two minority shareholders are without merit and intend to continue to contest these claims vigorously.

Further, we are the defendant in various other lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While we currently intend to defend the aforementioned matters vigorously, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition. See also “Item 8 – Financial Information” under the caption “Legal Proceedings.”

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

We may not be able to successfully protect our intellectual property rights

We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point.” We have certain patents in the United States and in some other countries, as well as pending patent applications. We cannot assure you that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. Although we do not know the extent to which there is piracy of our software products, software piracy is a persistent problem. We try to police this type of activity, but it is difficult to do so effectively. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, Israel or Sweden. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to our technology. If we are unable to secure, protect, and enforce our intellectual property rights, such failure could harm our brand and adversely impact our business, financial condition, and results of operations.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. As noted above, we have been named in three patent related intellectual property lawsuits. In addition, third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

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

Our international revenues and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

▪	technology import and export license requirements;

▪	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

▪	trade restrictions;

▪	imposition of or increases in tariffs or other payments on our revenues in these markets;

▪	changes in regulatory requirements;

▪	greater difficulty in protecting intellectual property;

▪	difficulties in managing our overseas subsidiaries and our international operations;

▪	declines in general economic conditions;

▪	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

▪	difficulties in complying with a variety of foreign laws and legal standards;

▪	expropriation and confiscation of assets and facilities;

▪	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

▪	differing labor standards;

▪	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

▪	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

▪	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which has an impact on our financial statements based on currency rate fluctuations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NASDAQ Global Select Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent attestation on management’s assessment of the internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2009, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2009, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

We are controlled by a small number of shareholders who may make decisions with which you or others may disagree

As of January 31, 2010, our directors and executive officers owned approximately 20.8% of the voting power of our outstanding ordinary shares, or 24.3% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2010 (the exercise price of some of these options is greater than our current share market price). The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

We may be required to indemnify our directors and officers in certain circumstances

We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements provide that we will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as our director or senior officer:

▪	Monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

▪
Reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority; provided, however, that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

o	No financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

o	Financial liability was imposed on the director or senior officer in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

▪	Reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

o	In an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

o	In a criminal action in which the director or senior officer is found innocent, or

o	In a criminal action in which the director or senior officer is convicted, but in which proof of criminal intent is not required.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $1,847 million as of December 31, 2009. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. During 2008 and 2009, we recorded an other-than-temporary impairment of marketable securities in the amount of $11.2 million and $3.1 million respectively. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested in fixed-income securities and is affected by changes in interest rates which have declined considerably. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Any significant decline in our financial income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2009, would have increased by $12.6 million.

Our business and operations are subject to the risks of earthquakes, fire, floods and other natural catastrophic events, as well as manmade problems such as power disruptions or terrorism

Our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. We also rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster or by manmade problems, such as power disruptions or terrorism, could delay our research and development efforts. A significant natural disaster or manmade problem could damage our operations and properties, and adversely affect our business, operating results, and financial condition.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors, and recent years have witnessed increased terrorist activity within Israel. Terrorist attacks and hostilities within Israel, the hostilities between Israel and Hezbollah, and Israel and Hamas, the conflict between Hamas and Fatah, as well as tensions between Israel and Iran, have also heightened these risks. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

Our operations may be disrupted by the obligations of our personnel to perform military service

Many of our officers and employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. Military service requirements for our employees could materially adversely affect our business, operating results and financial condition.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

For the year ended December 31, 2009, our effective tax rate was 20%. There can be no assurance that our effective tax rate will not change over time as a result of changes in corporate income tax rates, changes in the tax laws of the various countries in which we operate and fluctuations in the growth rate of our business. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

▪	Some programs may be discontinued,

▪	We may be unable to meet the requirements for continuing to qualify for some programs,

▪	These programs and tax benefits may be unavailable at their current levels,

▪	Upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

▪	We may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Our operations expose us to risks associated with fluctuations in foreign currency exchange rates that could adversely affect our business

Although we have operations throughout the world, the majority of our revenue and approximately 59% of our operating costs in 2009 were denominated in, or linked to, the U.S. dollar. Accordingly, we consider the U.S. dollar to be our functional currency. However, approximately 41% of our operating costs in 2009 were incurred in other currencies, particularly in Israeli Shekels, Euros, Swedish Krona and British Pounds. As a result of from time to time we may experience increases in the costs of our operations outside the United States, as expressed in dollars, which could have a material adverse effect on our results of operations and financial condition.

We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on balance sheet accounts and forecast cash flows. We may not purchase derivative instruments adequate to insulate ourselves from foreign currency exchange risks and over the past year, we have incurred losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.

If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it challenging to hedge our foreign currency exposures effectively.

The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

ITEM 4.	INFORMATION ON CHECK POINT SOFTWARE TECHNOLOGIES

Overview

Check Point’s mission is to secure the Internet. Check Point was founded in 1993, and has since developed technologies to secure the use of the Internet by corporations and consumers when transacting and communicating. Seventeen years ago, risks and threats were limited and securing the Internet was relatively simple. A firewall and an antivirus solution were generally enough to secure a business. Today, many enterprises require many (in some cases 15 or more) point solutions to secure their information technology (IT) networks from the multitude of threats and potential attacks and are facing an increasingly complex IT security infrastructure.

While Check Point’s mission is to secure the Internet, our core competency is reducing complexity in Internet security. We strive to solve the security maze by bringing more, better and simpler security solutions to our customers.

Check Point develops, markets and supports a wide range of software, as well as combined hardware and software products and services for IT security. We offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways, and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by and reinforced with real-time security updates.

Check Point was an industry pioneer with our FireWall-1 and our patented Stateful Inspection technology. In 2009, Check Point continued to innovate with the development of our Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be customized to meet the security needs of any organization or environment.

Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security (OPSEC) framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners worldwide. Check Point customers include tens of thousands of businesses and organizations of all sizes including all Fortune 100 companies. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

Business Highlights

In April 2009, we completed the acquisition of the security appliance business from Nokia pursuant to the terms of an Asset Purchase Agreement entered into on December 22, 2008. Prior to the completion of the acquisition, Check Point had collaborated with Nokia’s security appliance business over the past decade to deliver industry-leading enterprise security solutions. Since completing the acquisition, we have been extending the security appliance portfolio that is developed, manufactured and supported by Check Point.

In November 2009, we acquired the application database of Facetime Communications. With the acquisition of the industry’s most comprehensive application classification and signature database, Check Point has been able to add security controls for over 50,000 Web 2.0 widgets and more than 4,500 Internet applications to its security gateways. The new solutions enabled by this acquisition provide businesses granular control over application usage and enable security administrators to prevent threats associated with the use of certain Internet applications.

Additional details regarding the important events in the development of our business since the beginning of 2009 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

This Annual Report on Form 20-F is available on our Web site. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 800 Bridge Parkway, Redwood City, CA 94065, U.S.A., Tel.: 650-628-2050, email: ir@us.checkpoint.com.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A., Tel.: 213-627-8252.

Industry Background

Several key factors and trends affect enterprise security. The first is the continuing evolution of threats and attacks, which over the years have become more sophisticated and targeted. Hackers use technology, the Internet and deception to acquire sensitive information. New threats such as drive-by downloads are polluting the Web by downloading malicious code on to a user’s PC to steal confidential and marketable information. The Gumblar.cn exploit is a good example of a sophisticated attack. It targets users of Internet Explorer and Google search, delivering malware through compromised sites to infect a user’s PC and subsequently intercept traffic between the user and the visited sites. Once infected, anything that is typed into the infected PC could be monitored and used to commit data theft.

The second challenge is the mounting number of governmental regulations around the world on data privacy and compliance. Enterprises need to put in place data security technologies to protect themselves from violating applicable law regarding data privacy and protection, and avoid experiencing data loss or data theft which could cause them to suffer reputational harm and governmental sanctions, fines and penalties.

The third factor is the growing number of people who work remotely or who conduct their activities over mobile devices. Whether remote or mobile, workers need constant connectivity to the enterprise network. The need for increased connectivity has, in turn, expanded the need to safeguard and manage the access to information available over IT networks and to secure sensitive information contained on connected systems. In addition, remote and mobile users are looking to access private enterprise networks and information from a growing spectrum of endpoint devices, including laptops, PDAs, smartphones, portable media players, and removable media storage devices.

Finally, another key trend affecting IT security is the complexity of deploying, managing and monitoring the many technologies needed to fully-secure the enterprise IT network. Each security solution comes with its own management console and requires specific training, stretching IT department resources. Integrated security solutions are sought in an effort to keep the security infrastructure simple to manage yet flexible enough to make changes.

Product Offerings

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The new architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “software blades,” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), anti-virus, policy management or event analysis. The new architecture allows customers to select, from a library of over 30 software blades, the exact security they need and to combine these blades into a single, centrally managed solution. Customers can easily extend their security solutions by adding new software blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console.

The Software Blade architecture is the foundation of our network, endpoint and security management offerings.

1. Network security gateway software blades and appliances

Our wide range of network security gateways allows our customers to implement their security policies on network traffic between internal networks and the Internet, as well as between internal networks and private networks that are shared with partners. These gateways are available as either appliances or software solutions, providing customers with a broad range of deployment options, including the ability to customize the configuration to best meet their security needs.

Our security gateway product line includes the following offerings to secure traffic and optimize performance:

Software Blades:

▪
Firewall software blade – Inspects traffic as it passes through security gateways, classifying it based on various criteria, such as source and destination of connection, protocol, services and application used. This provides a means to allow, block and log each connection based on the enterprise’s security policy. Our firewall technology is based on several key differentiated technologies, including the patented Stateful Inspection technology that allows flexible and programmable classification of network traffic.

▪
Intrusion Prevention System (IPS) software blade – Monitors the network for malicious or unwanted traffic and is designed to be able to detect and block “known” and “unknown” attacks on the network or system. Our IPS software blade is supported by online security update services that provide the latest defense mechanisms, including “signatures” for the most recent attacks.

▪
Virtual Private Networks (VPNs) software blade – Provides the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as laptops and other mobile devices) and the enterprise network.

▪
Antivirus and Anti-Malware software blade – Stops viruses and other malware at the gateway before they affect users. Enables screening of specific application protocols such as Web traffic to allow/block access to specific Web addresses based on their content. It also includes screening for viruses to detect downloads of malicious applications.

▪
Anti-Spam and Email Security software blade – Provides comprehensive protection for an enterprise’s messaging infrastructure. A multi-dimensional approach protects the email infrastructure, provides highly accurate spam protection, and defends organizations from a wide variety of virus and malware threats delivered within email. Continual updates though a Check Point software update service help to intercept threats before they spread.

▪
Web Security software blade – Protects users and enterprises by restricting access to an array of potentially dangerous sites and content, blocking inappropriate Web surfing to over 20 million URLs. Content profiles are updated continually through a Check Point software update service.

▪
Acceleration & Clustering software blade – Delivers a set of patented security acceleration technologies, SecureXL and ClusterXL, that work together to optimize performance and increase security in high-performance environments. These technologies improve overall throughput and reduce latency through several different techniques, such as load balancing and sharing.

▪
Advanced Networking software blade – Adds dynamic routing, multicast support and Quality of Service (QOS) to security gateways. This software blade makes it easier for administrators to deploy security within complex and highly utilized network environments where performance and availability are critical.

Most of our products are sold as predefined bundles of “software blades”. These systems are offered as software only which run on a variety of operating systems or as “Appliances” that include hardware and software directly from Check Point.

Appliances:

▪
Power-1 Appliances – Enable enterprises to increase security in high-performance environments, such as large campuses or data centers. Our appliances include, Firewall, IPsec VPN, IPS, Acceleration and Clustering, and Advanced Networking, to deliver a high-performance security platform for multi-Gbps environments.

▪
IP Appliances – Proven for years in complex networking and high-performance environments, Check Point IP Appliances, formerly Nokia IP appliances, offer customers turnkey security functionality, such as firewall, VPN and Intrusion Prevention (IPS) across a wide range of models.

▪
UTM-1 Appliances – Offer comprehensive all-in-one security designed to deliver out-of-box simplicity that is ideal for small and mid-sized businesses. Built-in security services include firewall, VPN, IPS, antivirus, anti-malware, anti-spam, email security and URL filtering across a wide range of models.

Virtualization and Cloud Computing:

Consolidating multiple systems into single hardware platform is a recent trend in the IT industry (Virtualization). Another trend that is related is the use of shared computing services to outsource certain IT functions (cloud computing). Check Point has multiple offerings for these environments, enabling consolidating up to 250 physical Check Point gateways into a single high performance hardware platform.

▪
VSX – Check Point gateways are available on a virtual security operations platform, enabling enterprises to consolidate multiple security gateways in a single hardware system and to secure virtual server environments. The VSX products that provide this capability are available on certain Check Point appliances – primarily Power-1 and IP Appliances and are also offered as software which can run on open servers. VSX has been available since 2002.

▪
Virtual Edition (VE) – VE enables the deployment of a Check Point security gateway within a virtualized server running the VMWare environment and provides security between the various virtual systems on that server as well as through the gateway to other parts of the network. VE was released in late 2008.

2. Endpoint security

Our endpoint security offerings provide multiple software blades that run on individual computers that are connected to the network, such as desktop computers, laptop computers and other mobile devices. These offerings include:

▪
Firewall & Security Compliance software blade – Prevents network attacks on individual computers by blocking internal attacks and the proliferation of network “worms” within the enterprise IT network, as well as attacks on desktop and laptop computers that are connected to public networks. It also provides information on the compliance of individual computers to the enterprise’s security policy and allows selective connectivity of devices to the network based on their compliance.

▪	Full Disk Encryption (FDE) software blade – Fully-encrypts all data stored on a PC, so that unauthorized parties cannot read any data even if they get physical access to the disk drive.

▪
Media Encryption (ME) and Port Protection software blade – Enables encryption of data stored on mobile devices, such as CDs and DVDs and other external removable media and allows an organization to control the transfer of information from individual computers to external devices, such as USB memory devices and external hard drives.

▪	Remote Access VPN software blade – Enables mobile devices to securely access the enterprise IT network by encrypting all traffic and ensuring mobile devices and users are properly authenticated.

▪
WebCheck Secure Browsing software blade – Segregates corporate data from the Internet with browser virtualization technology and provides advanced heuristics to stop users from accessing dangerous websites.

▪
Anti-Malware and Program Control software blade – Detects viruses and other malware that try to run on any device and/or circumvent its operation. Program control ensures that only legitimate and approved programs are allowed to run on the endpoint.

The endpoint security software blades are integrated into a single endpoint security agent with a single client, single interface, single login and single scan. This solution provides security, ease of use and ease of management.

3. Security management

A key element in implementing our security technologies is the ability to effectively manage their deployment while ensuring consistent operations in accordance with an enterprise’s security policy. Our vision is to provide a single console for security management. This single console reduces the need for multiple, sometimes conflicting, management systems that require a high degree of specialization and training. The key software blades included in our management offerings are:

▪	Network Policy Management software blade – Provides comprehensive network security policy management via SmartDashboard, a single, unified console.

▪	Endpoint Policy Management software blade – Enables central deployment, management, monitoring and enforcement of security policy for all endpoint devices across any sized organization.

▪	Logging & Status software blade – Delivers comprehensive information in the form of logs and a complete visual picture of changes to gateways, tunnels, and users.

▪	Monitoring software blade – Provides a complete view of network and security performance, enabling fast response to changes in traffic patterns and security events.

▪	Management Portal software blade – Extends a browser-based view of security policies to outside groups, such as support staff, while maintaining central policy control.

▪
User Directory software blade – Enables Check Point gateways to leverage directory servers (LDAP) based user information stores, eliminating the risks associated with manually maintaining and synchronizing redundant data stores.

▪	IPS Event Analysis software blade – Provides a complete IPS event management system providing situational visibility, easy to use forensic tools, and reporting.

▪	SmartProvisioning software blade – Provides centralized administration and provisioning of Check Point security devices via a single management console.

▪	SmartWorkflow software blade – Delivers a formal process of policy change management that helps administrators reduce errors and enhance compliance.

▪	Reporting software blade – Turns vast amounts of security and network data into graphical, easy-to-understand reports.

▪	SmartEvent software blade – Centralized, real-time security event correlation and management for Check Point and third-party devices.

In addition, we offer our SMART-1 security management appliances that combine functionality, storage and turn-key deployment into a single device.

Our software blades run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for gateway and management offerings. Check Point offers integrated solutions that are sold and serviced jointly with key partners including Crossbeam Systems Inc. and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Microsoft Windows Mobile, Symbian, Linux and PalmOS.

Technologies

We have developed and acquired a variety of technologies that secure networks, endpoints and information.

▪
Stateful Inspection technology – Our patented Stateful Inspection technology is a premier network security technology. In order to provide accurate and highly efficient traffic inspection, Stateful Inspection extracts and maintains extensive “state information,” i.e., data that provides context for future screening decisions, from all relevant communication layers. Stateful Inspection runs on a network gateway or an endpoint, such as a PC, and enables our products to inspect network traffic at high speed. Our Stateful Inspection technology can be adapted to new protocols, software applications, and security threats. It can be run on a wide range of operating systems.

▪
Application Intelligence – Provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols, and the underlying operating system.

▪
Security Management Architecture (SMART) – A core component of our unified security architecture, SMART enables our customers to configure and manage security policies from a central administrative point. This technology enables the definition and ongoing management of security policies for enterprises of all sizes. This object-oriented architecture maps real-world entities, such as networks and users, to graphical representations that can be manipulated in a database. Integrated monitoring and reporting tools improve the manageability of the system by providing administrators with real-time information on the state of network and security systems. These tools also provide longer term trending information that is useful for periodic security management tasks, such as security audits.

▪
Security and Network Traffic Enforcement technologies – Based on our Stateful Inspection technology, the INSPECT engine scans all incoming and outgoing traffic at security enforcement points. These are typically located at the network perimeter as security gateways, on critical servers, or inside the network, dividing the network into separate segments. We have developed a broad range of technologies that can be implemented by our INSPECT engine. In addition, third party technologies can be implemented through our Open Platform for Security (OPSEC) framework.

▪
SecurePlatform – Bundles the Check Point security solutions together with an operating system (OS) in a single package that is easy to deploy. It optimizes the performance of security and operating systems and includes a set of tools that ease setup and network configuration, thus reducing the total cost of ownership. SecurePlatform runs on a variety of open systems, i.e., systems whose key interfaces are based on widely supported standards.

▪
ClusterXL – Provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption.

▪	CoreXL – Enables the intelligent balancing of security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention.

▪
SecureXL – A framework of software and hardware technologies, including third-party technologies, SecureXL is designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL, our products can be integrated into high-performance networks typically found in large enterprises and service providers.

▪
TrueVector – A patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security of PCs. TrueVector stops attempts to send confidential data to unauthorized parties by malicious software, such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications, while blocking network connections by untrusted applications.

▪
Full Disk Encryption Secure Pre-Boot Environment – Full Disk Encryption (FDE) Secure Pre-Boot Environment (PBE) is a secure, proprietary operating program. PBE, along with FDE’s access control and authentication architecture and Multi-Factor Authentication Engine (MFAE), encrypts all information stored on a PC’s hard disk, i.e., delivers full-disk encryption. The full-disk encryption technology protects every sector of the computer’s hard drive, including the operating system files. This prevents successful attacks on the OS and attacks to gain access to sensitive data on the drive.

▪
Hybrid Detection Engine (HDE) – At the heart of the IPS software blade, the HDE utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic. These techniques include the following: signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network; protocol analysis to validate that the traffic construct meets the expected standards; anomaly detection to identify instances where network traffic exhibits abnormal characteristics; OS fingerprinting to determine the OS type of the traffic destination, which ensures proper receipt and processing; multi-element correlation to detect widespread illicit activity launched from the same source address; dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network; as well as other techniques to deliver comprehensive network protection.

▪
Intrusion Prevention with Confidence Indexing – Based on several analysis data points for every network traffic flow, the IPS software blade determines a level of confidence that a certain traffic flow is an attack. This function reduces the occurrence of false positives by enabling a more granular prevention policy, which allows exploits to be blocked, without the concern of blocking critical business traffic.

▪
Precision Virtualization – Virtualizing or emulating a limited set of processes creates a secure segment of the network without the overhead of a full OS virtual machine. This allows powerful but lightweight security just for a targeted area that might otherwise be vulnerable to attacks. WebCheck Secure Browsing software blade utilizes this to provide powerful security for Web-browsing activities.

▪
Open Platform for Security (OPSEC) – Our OPSEC framework provides a single platform that enables the integration and interoperability of multi-vendor information security products and technologies. The OPSEC framework allows certified third-party security applications to plug into our solutions through our published application programming interfaces. Products that carry the OPSEC Certified seal have been tested and certified for integration and interoperability within the OPSEC framework.

Revenues by category of activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Category of Activity:
Products and licenses	$309,785	$338,317	$361,633
Software updates, maintenance and services	421,092	470,173	562,784
Total revenues	$730,877	$808,490	$924,417

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

We use various marketing activities and tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising, online search optimization and telemarketing campaigns. In addition, in order to encourage trials of our products, we provide current and prospective customers with limited in time software evaluation licenses. We have strategic relationships with various hardware partners, including vendors providing server, workstation, appliance and networking products. These include Crossbeam Systems Inc., Dell Inc., Hewlett-Packard Co., IBM, Microsoft Corporation, Siemens AG and SanDisk.

As of December 31, 2009, we had 804 employees dedicated to sales and marketing, customer service and support.

Support and Services

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

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2009, we had 284 employees dedicated to customer service and support.

Our channel partners generally provide their customers with installation, training, maintenance and support, while we provide our high-level technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support. In addition, because of the increased demand for our integrated appliance solutions we have expanded our technical support offerings around the world. This includes, same and next business day replacements and on-site support availability.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels, and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to address network and data security covering perimeter, internal, Web and endpoint security needs, as well as the integrated management of these solutions. We expect to develop most of our new products internally and also expect to leverage the products and technologies recently acquired in our acquisitions of Protect Data AB and NFR Security, Inc., as well as the products and solutions acquired upon the acquisition of Nokia Corporation’s security appliance business. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $81.0 million in 2007, $91.6 million in 2008 and $89.7 million in 2009. These amounts include stock-based compensation in the amount of $4.3 million in 2007, $5.0 million in 2008 and $6.6 million in 2009. As of December 31, 2009, we had 727 employees dedicated to research and development activities and quality assurance.

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

We have 11 U.S. patents, over 25 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate and/or our competitors may independently develop technology that is similar but is based on our technology. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software Technologies (Canada) Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Singapore) PTE Ltd. (1)	Singapore
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. – US Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
SofaWare Technologies Ltd. (5)	Israel
_______________________

(1)	The company filed an application for striking off with the Accounting and Corporate Regulatory Authority in Singapore.

(2)	Branch of Check Point Holding (Singapore) PTE Ltd.

(3)	Representative office of Check Point Software Technologies Ltd.

(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

(5)	We own 63% of the outstanding equity of SofaWare (61.3% on a fully diluted basis) as of December 31, 2009.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl (2)	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies B.V.	Netherlands
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain
C.P.S.T. Sweden A.B.	Sweden
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom
_______________________

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.

(3)
96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd., and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Protect Data AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies (Sweden) AB	Sweden
Pointsec Norway AS	Norway
Oy Pointsec Finland AB (1)	Finland
Pointsec Mobile Technologies, Inc.	United States of America (California)
Pointsec Mobile Technologies Ltd. (2)	United Kingdom
Pointsec Mobile Technologies Pty Ltd. (3)	Australia
Pointsec Mobile Technologies Limited (4)	Hong Kong
Pointsec Mobile Technologies Pte Ltd. (5)	Singapore
Reflex Software Ltd. (Jersey)	United Kingdom
Reflex Magnetics Ltd.	United Kingdom
Reflex Software Luxembourg SARL	Luxembourg

Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Pointsec Mobile Technologies, LLC.	United States of America (California)
NFR Security, Inc.	United States of America (Delaware)
Zone Labs, L.L.C.	United States of America (California)
_______________________

(1)	The company is undergoing liquidation process.

(2)	The company filed an application for striking off with the Companies House in the United Kingdom.

(3)	The company filed an application for deregistration with the Australian Securities and Investments Commission (ASIC).

(4)	The company filed an application for deregistration with the Companies Registry in Hong Kong.

(5)	The company filed an application for striking off with the Accounting and Corporate Regulatory Authority in Singapore.

Property, Plants and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We are not required to make any additional payments under the lease.

Our international headquarters building contains approximately 150,000 square feet of office space. Our international headquarters building is used for administration of our business, including sales and research and development.

We also acquired the rights to construct an additional building with approximately 130,000 square feet.

In addition, we lease offices in various locations around the world. Our principal offices locations are as follows:

Location	Primary Usage	Space (square feet)

Redwood City, California	U.S. Headquarters	73,127
Irving, Texas	Technical support, education and professional services	26,725
Stockholm, Sweden	Research and development	15,123

In addition to the above, we lease the following office spaces:

Location	Primary Usage	Space (square feet)

EMEA	Sales, research and development	53,118
Americas	Sales	41,786
Asia Pacific and Japan	Sales	12,708

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

Overview

We develop, market and support a wide range of software and combined hardware and software products and services for IT security and offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security. We also provide unified management which allows for ease of deployment and centralized control and is supported by and reinforced with real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security (OPSEC) framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of channel partners worldwide.

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

On April 13, 2009, we completed the acquisition of the security appliance business of Nokia Corporation (“Nokia”) pursuant to the terms of an Asset Purchase Agreement entered into on December 22, 2008. Prior to the completion of the acquisition, Check Point had collaborated with Nokia’s security appliance business over the past decade to deliver industry-leading enterprise security solutions. Since completing the acquisition, we have been building upon this collaboration to provide an extended security appliance portfolio that is developed, and supported by Check Point.

On November 23, 2009, we completed the acquisition of the FaceTime application and signature database. We plan to utilize the database to bring a new level of granularity to the gateway.

As a result of these acquisitions, our expenses in several categories increased commensurate with the costs of operating and integrating the acquired businesses. These increases were primarily attributable to increases in personnel expenses and related costs correlating to increases in cost of revenues, research and development, selling and marketing and general and administrative expenses.

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security, and data security industries. If general economic and industry conditions fail to improve, or if they deteriorate, demand for our products could be adversely affected.

We derive most of our product revenues from sales of integrated appliances Internet security products primarily under our VPN-1 and related brands, as well as related revenues from software updates, maintenance and other services. Following the acquisition of the Nokia security appliances business, we expanded our appliances portfolio with the IP Series that generated a large portion of our products sales. We expect this to continue to be the case in the foreseeable future.

We derive our sales primarily through indirect channels. During 2009, we derived approximately 58% of our sales from our ten largest distributors, compared to 50% in 2008. In 2009, the largest distributor accounted for approximately 18% of our sales, and the second largest distributor accounted for approximately 17% of our sales compared to 16% and 14%, respectively, in 2008.

The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
Region:	2007	2008	2009

Americas, principally U.S.	45%	43%	43%
Europe, Middle East and Africa	44%	45%	44%
Asia Pacific and Japan	11%	12%	13%

For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely, are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

▪	Revenue recognition,

▪	Business combinations,

▪	Goodwill,

▪	Realizability of long-lived assets,

▪	Accounting for income taxes,

▪	Equity-based compensation expense,

▪	Allowances for doubtful accounts,

▪	Derivative and hedge accounting, and

▪	Impairment of marketable securities.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with the Audit Committee of our Board of Directors. You can see a summary of our significant accounting policies in Note 2 to our consolidated financial statements.

Revenue recognition

We generally derive our revenues from two primary sources:

▪	Software products and combined hardware and software products; and

▪	Software updates, maintenance and services.

We apply software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition,” to all transactions involving the sale of software products and hardware products that include software. We recognize product and license revenue when persuasive evidence of an arrangement exists, the product has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable, and collection of the license fee is considered probable. Amounts received in advance of meeting these criteria are deferred. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met. As required by ASC 985-605, we determine the value of the product component of our multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE of fair value is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. For hardware transactions where software is not incidental, we do not separate the license fee and we do not apply separate accounting guidance to the hardware and software elements.

Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement and other security solutions sold as a service or annuity. Our support offerings include multiple services to our customers primarily telephone access to technical support personnel and hardware support services. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

We determine the fair value for our software updates, maintenance and support services based upon the prices we charge customers for renewal. We offer several levels of services, classified by services offered, response time and availability. We have defined classes of customers, based on the total gross value of licensed software products the customer purchased from us. We price renewals for each service level and each class of customer as a fixed percentage of the total gross value of software products the customer licensed from us.

We recognize revenues net of estimated amounts that may be refunded for sales returns and rebate arrangements with customers. Additionally, distributers may rotate our products, subject to varying limitations. We estimate and record these reductions based on our historical experience analysis of credit memo data, stock rotation and other known factors. In each accounting period, we use judgments and estimates of potential future sales credits, returns, and stock rotation, related to current period revenue. These estimates affect our “net revenue” line item on our consolidated statements of income and comprehensive income and affect our “accounts receivable, net” on our consolidated balance sheets.

Business combinations

In accordance with the revised business combination accounting, adopted on January 1, 2009, we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. In addition, in accordance with the revised guidance, we expense acquisition-related expenses and restructuring costs as they are incurred. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, but are not limited to, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; (iii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and (iv) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

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

Goodwill

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We review goodwill for impairment annually on December 31st and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference.

We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we used our market equity capitalization.

If the carrying value of a reporting unit exceeds its fair value, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates; include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of 2009, did not result in an impairment charge.

Realizability of long-lived assets

We are required to assess the impairment of tangible and intangible long-lived assets subject to amortization, under ASC 360 “Property, Plant and Equipment”, on a periodic basis, when events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment indicators include any significant changes in the manner of our use of the assets or the strategy of our overall business, significant negative industry or economic trends and significant decline in our share price for a sustained period.

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2007, 2008 and 2009.

Accounting for income tax

We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2009 and 2008 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Equity-based compensation expense

We account for equity-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, including the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

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

Derivative and Hedge Accounting

Approximately 56% to 61% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. In 2009 we entered into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting expenses in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also entered into foreign exchange forward contracts and options to reduce the impact of foreign currency on balance sheet items, specifically for the new Israeli Shekel.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

Establishing and accounting for foreign exchange contracts involve judgments, such as determining the fair value of the contracts, determining the nature of the exposure, assessing its amount and timing, and evaluating the effectiveness of the hedging arrangement.

Although we believe that our estimates are accurate and meet the requirement of hedge accounting, actual results could differ from these estimates, and such difference could cause fluctuation in our recorded operating expenses.

Impairment of Marketable Securities

All marketable securities are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to accounting guidance effective April 1, 2009, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not we will be required to sell the security before it recovers, other-than temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions. Prior to April 1, 2009, other-than-temporary impairment was recorded based on similar factors, as well as our intent and ability to hold until recovery of loss. Any decline deemed other-than-temporary was recognized in earnings.

During 2008 and 2009, we recorded other-than-temporary impairment on our marketable securities net of gain of the sales of marketable securities that were previously impaired in the amount of $11.2 million and $1.3 million pre-tax, respectively.

Results of operations

The following table presents information concerning our results of operations in 2007, 2008 and 2009:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Revenues:
Products and licenses	$309,785	$338,317	$361,633
Software updates, maintenance and services	421,092	470,173	562,784
Total revenues	730,877	808,490	924,417

Operating expenses (*) :
Cost of products and licenses	27,191	34,648	61,495
Cost of software updates, maintenance and services	27,386	33,407	43,551
Amortization of technology	27,724	24,554	28,224
Total cost of revenues	82,301	92,609	133,270
Research and development	80,982	91,629	89,743
Selling and marketing	217,491	214,439	220,877
General and administrative	53,527	53,313	56,409
Acquired in process research and development	17,000	–	–
Restructuring and other acquisition related costs	–	–	9,101
Total operating expenses	451,301	451,990	509,400

Operating income	279,576	356,500	415,017
Financial income, net	49,725	40,876	32,058
Other than temporary impairment net of gain on sale of marketable securities previously impaired (**)	–	(11,221)	(1,277)

Income before taxes on income	329,301	386,155	445,798
Taxes on income	48,237	62,189	88,275
Net income	$281,064	$323,966	$357,523
_______________________

(*) Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

Amortization of intangible assets
Selling and marketing	$12,260	$12,428	$22,429
Total	$12,260	$12,428	$22,429

Stock-based compensation
Cost of products and licenses	$65	$48	$47
Cost of software updates, maintenance and services	668	684	641
Research and development	4,309	5,037	6,649
Selling and marketing	8,780	6,855	5,032
General and administrative	20,230	19,703	18,538
Total	$34,052	$32,327	$30,907
_______________________

(**) Year ended December 31, 2008, includes write down of $ 11.2 million, of our marketable securities. Year ended December 31, 2009, includes write down of $ 3.1 million related to our marketable securities net of $1.8 million gain on sale of marketable securities that were written down in 2008.

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2007	2008	2009

Revenues:
Products and licenses	42%	42%	39%
Software updates, maintenance and services	58	58	61
Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	3	4	6
Cost of software updates, maintenance and services	4	4	5
Amortization of technology	4	3	3
Cost of revenues	11	11	14
Research and development	11	11	10
Selling and marketing	30	27	24
General and administrative	8	7	6
Acquired in process research and development	2
Restructuring and other acquisition related costs	–	–	1
Total operating expenses	62	56	55

Operating income	38	44	45
Financial income, net	7	5	3
Other than temporary impairment net of gain on sale of marketable securities previously written down	–	(1)	–

Income before taxes on income	45	48	48
Taxes on income	7	8	9
Net income	38%	40%	39%

Revenues

We derive our revenues mainly from the sale of products and licenses of software, and related software updates, maintenance and other services. Our revenues were $730.9 million in 2007, $808.5 million in 2008 and $924.4 million in 2009.

Total revenues in 2009 grew by 14% compared to 2008. Product and license revenues increased by $23.3 million, or 7%, from $338.3 million in 2008 to $361.6 million in 2009, which is attributable mostly to growth in sales of integrated appliances and the acquisition of the Nokia security appliance business. In 2009, product and license revenues as a percentage of total revenues was 39%, compared with 42% in the previous two years. This decrease is due primarily to our shift in an increase in product service offerings. Software updates, maintenance and services revenues increased by $92.6 million, or 20%, from $470.2 million in 2008 to $562.8 million in 2009, primarily as a result of renewals and new sales of maintenance contracts, increasing sales of IPS security services and the revenues from sales of services that we purchased when we acquired the Nokia security appliance business.

Total revenues in 2008 grew by 11% compared to 2007. Product and license revenues increased by $28.5 million, or 9%, from $309.8 million in 2007 to $338.3 million in 2008, which is attributable mostly to growth in sales of integrated appliances. Software updates, maintenance and services revenues increased by $49.1 million, or 12%, from $421.1 million in 2007 to $470.2 million in 2008, primarily as a result of renewals and sales of new maintenance contracts and increasing sales of SmartDefense security services.

Cost of Revenues

Total cost of revenues was $82.3 million in 2007, $92.6 million in 2008 and $133.3 million in 2009. Cost of revenues includes cost of product and licenses, cost of software updates, maintenance and services and amortization of technology. Our cost of products and licenses is comprised of the cost of software and hardware production, manuals, packaging and license fees paid to third parties. Cost of products and licenses was $27.2 million in 2007, $34.6 million in 2008 and $61.5 million in 2009, and represented 4% of revenues in 2007, 4% in 2008 and 7% in 2009. The increase in 2008 was mainly due to increased hardware volume. In 2009, the increase was due primarily to the sale of security appliance products that we acquired from Nokia, which accounted for approximately $22.9 million, and to a lesser extent to continued increases in sales of hardware-based products.

           Our cost of software updates, maintenance and services includes the cost of post-sale customer support, training, consulting and license fees paid to third parties. The cost of software updates, maintenance and services was $27.4 million in 2007, $33.4 million in 2008, and $43.6 million in 2009, and represented 4% of revenues in 2007 and 2008, and 5% of revenues in 2009. In 2007, we experienced an increase in cost of software updates, maintenance and services, primarily related to an increase in headcount in our technical services organization, both from organic growth and the inclusion of Protect Data. At the end of 2007, we had 225 employees in our technical services organization, of whom 18 were added as a result of the Protect Data acquisition, compared to 163 at the beginning of 2007. The increase in the number of employees resulted in additional compensation expense of approximately $4.8 million in 2007. In 2008, we experienced an increase in the cost of software updates, maintenance and services primarily related to an increase in compensation and payroll related expenses, as the average headcount in our technical services organization throughout 2008 was higher, in comparison to 2007, and as a result of the effect of exchange rate fluctuations on compensation expenses, which are reported in U.S. dollars but incurred in various currencies. In 2009, we experienced an increase of $10.1 million in cost of software updates, maintenance and services, primarily related to the support of the Nokia security appliance business hardware-based products. In 2007, amortization of technology increased to $27.7 million, with the inclusion of Protect Data and NFR. The intangible assets added in connection with the acquisitions are amortized over their useful lives on a straight-line basis, which represents the expected pattern of usage. In 2008, amortization of technology decreased to $24.6 million. The decrease resulted primarily from Zone Labs’ intangible assets being fully amortized at the beginning of 2008. In 2009, amortization of technology increased to $28.2 million, mainly due to the inclusion of Nokia security appliance business.

Research and Development

Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $81.0 million in 2007, $91.6 million in 2008, and $89.7 million in 2009, and represented 11% of revenues in 2007 and 2008 and 10% of revenues in 2009. In 2008, approximately $4.2 million of the increase in research and development expenses compared to 2007 was related to an increase in the average number of research and development employees. In addition, approximately $4.5 million of the referenced increase resulted from the appreciation of the Israeli Shekel, the Euro, and the Swedish Krona compared to the U.S. dollar. In 2009, we had a decrease of $1.9 million in research and development expenses as explained below. Currency fluctuations accounted for a $5.4 million, decrease in compensation expenses,  these were partially offset by an increase in headcount committed to research and development from 679 at the end of 2008 to 740 at the end of 2009, which added $3.9 million in compensation expenses. The majority of our developers are located in Israel, where compensation related expenses are paid in Israeli Shekels, and in Sweden, where compensation related expenses are paid in Swedish Krona, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel, the Swedish Krona and the U.S. dollar, have affected and may in the future affect our expense level. Beginning in 2009 Check Point established forward contracts to hedge against a certain portion of the exposure mentioned above.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, travel and other related expenses. Selling and marketing expenses were $217.5 million in 2007, $214.4 million in 2008, and $220.9 million in 2009 and represented 30% of revenues in 2007, 27% of revenues in 2008, and 24% of revenues in 2009. In 2008, the decrease in selling and marketing expenses compared to 2007 was primarily due to a decrease in our sales and marketing headcount, from 717 at the end of 2007 to 701 at the end of 2008. In 2009, the increase in selling and marketing expenses was primarily due to an increase in our sales and marketing headcount, from 701 at the end of 2008 to 804 at the end of 2009, and the associated increase in travel, entertainment and facilities expenses. The increase of 103 employees resulted primarily from the acquisition of the Nokia security appliance business, resulting in a net increase in expenses of approximately $12.1 million. In addition, the amortization of intangible assets related to the Nokia security appliance business increased selling and marketing expenses in 2009 by $10.0 million. These increases were partially offset in the aggregate amount of $15.6 million primarily from currency fluctuations and expense reductions.

In 2007 and 2008, the strengthening of the Euro compared to the U.S. dollar contributed approximately $2.2 million and $0.3 million, respectively, to compensation expenses. In 2009, the weakening of the Israeli Shekel, the Euro, and the Swedish Krona compared to the U.S. dollar contributed $6.3 million to the decrease in compensation expenses. Our expenses in Israel and Europe, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies but are reported in U.S. dollars. Therefore, changes to the exchange rates between the Israeli Shekel, the Euro and the Swedish Krona and the U.S. dollar have affected, and may in the future affect, our expense level. In addition, due to expense management other related expenses decreased by approximately $7.0 million in 2009 as compared to 2008.

General and Administrative

General and administrative expenses consist primarily of salaries and headcount related expenses, professional fees, insurance costs and other expenses. General and administrative expenses were $53.5 million in 2007, $53.3 million in 2008, and $56.4 million in 2009, and represented 8% of revenues in 2007, 7% of revenues in 2008, and 6% of revenues in 2009. In 2008, the expense level remained flat relative to 2007. In 2009, the increase in general and administrative expenses, as compared to 2008, is mainly due to increase in various donations of $1.9 million and an increase in legal expenses of $2.9 million, which were partly offset by a decrease in stock based compensation expenses of $1.2 million.

Restructuring and other acquisition related costs

Restructuring and other acquisition related expenses consist primarily of severance payments paid for former Nokia security appliance business employees and other associated costs. Restructuring and other acquisition related expenses were $9.1 million in 2009.

In-Process Research and Development

Upon the acquisition of Protect Data in January 2007, we recorded a $17 million charge for acquired in-process research and development (IPR&D). This expense was attributable to projects which had not yet reached technological feasibility and had no alternative future use. The value of IPR&D was determined using the discounted cash flow approach. Starting 2009, we are no longer required to expense IPR&D at the acquisition date under the new Business Combination accounting guidance. Such amounts are recognized as an intangible asset pending future completion or abandonment of the project.

Operating Margin

We had operating margins of 38% in 2007, 44% in 2008, and 45% in 2009.

The increase of 6% in operating margin between 2007 and 2008 (or the increase of 3% with the exclusion of IPR&D in 2007) is attributable primarily to revenue growth and the full integration of Protect Data’s operations into our business.

The increase of 1% in operating margin between 2008 and 2009 is attributable primarily to the realization of synergies from the integration of Nokia security appliance business into our business.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $49.7 million in 2007, $40.9 million in 2008, and $32.1 million in 2009. Because we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars, our financial income is heavily dependent on prevailing U.S. interest rates. The decrease in net financial income in 2008 and 2009 was primarily due to the decrease in interest rates in the U.S.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the length of time and extent to which the fair value has been less than its cost basis, the credit ratings of the securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. Based on our consideration of these factors, in 2008 we recognized an other-than-temporary impairment on marketable securities in the total amount of $11.2 million, pretax, out of which $6.3 million, pretax, was related to Auction Rate Securities. The remaining impairment of $4.9 million related to corporate obligations of U.S. corporate issuers with the original principal amounting to $8.0 million. In 2009, we recognized an other-than-temporary impairment on marketable securities in the total amount of $3.1 million, pre-tax, related to our Auction Rate Securities which was offset by a gain of $1.9 million, pre-tax, related to the sale of marketable securities previously impaired in 2008. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

Because interest rates in the U.S. remained low in the first quarter of 2010 and are not expected to significantly increase during 2010, we believe that this trend will result in a lower portfolio yield in the near term. See also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – We Face the Risk of a Decrease in Our Cash Balances and Losses in Our Investment Portfolio.”

Taxes on Income

Our effective tax rate was 15% in 2007, 16% in 2008 and 20% in 2009. Our effective tax rate increased in 2008 and again in 2009, despite the decrease in the statutory tax rate in Israel from 27% in 2008 to 26% in 2009, as a result of an increase in taxable income of certain of our foreign subsidiaries and an increase in tax positions. See Note 11 to our consolidated financial statements for further information.

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

	Year Ended December 31, 2008				Year Ended December 31, 2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)

Revenues:
Products and licenses	$77,379	$84,973	$81,925	$94,040	$71,744	$82,801	$86,883	$120,205
Software updates, maintenance and services	114,218	114,633	117,795	123,527	123,268	140,840	146,759	151,917
Total revenues	191,597	199,606	199,720	217,567	195,012	223,641	233,642	272,122
Operating expenses:
Cost of products and licenses	7,549	8,608	8,553	9,938	7,686	15,045	17,848	20,916
Cost of software updates, maintenance and services	8,194	8,186	8,655	8,372	7,769	12,567	10,783	12,432
Amortization of technology	7,154	5,800	5,800	5,800	5,800	7,230	7,471	7,723
Total cost of revenues	22,897	22,594	23,008	24,110	21,255	34,842	36,102	41,071
Research and development	22,745	23,824	23,193	21,867	19,787	23,468	22,426	24,062
Selling and marketing	53,660	56,588	50,796	53,395	47,072	56,939	56,379	60,487
General and administrative	13,566	13,005	12,294	14,448	14,617	12,680	13,190	15,922
Restructuring and other acquisition related costs	–	–	–	–	–	9,034	67	–
Total operating expenses(*)	112,868	116,011	109,291	113,820	102,731	136,963	128,164	141,542
Operating income	78,729	83,595	90,429	103,747	92,281	86,678	105,478	130,581
Financial income, net	12,363	7,949	10,039	10,525	8,413	8,130	7,825	7,690
Other than temporary impairment net of gain on sale of marketable securities previously written down (**)	–	–	(2,288)	(8,933)	–	–	–	(1,277)
Income before taxes on income	91,092	91,544	98,180	105,339	100,694	94,808	113,303	136,993
Taxes on income	12,834	12,371	18,119	18,865	19,773	19,205	21,839	27,458
Net Income	$78,258	$79,173	$80,061	$86,474	$80,921	$75,603	$91,464	$109,535

Basic earnings per share	$0.36	$0.37	$0.37	$0.41	$0.39	$0.36	$0.44	$0.52
Shares used in computing basic earnings per share	217,065	215,030	213,728	211,731	210,153	209,521	208,738	209,093
Diluted earnings per share	$0.36	$0.36	$0.37	$0.41	$0.38	$0.36	$0.43	$0.51
Shares used in computing diluted earnings per share	219,393	217,951	216,567	212,874	212,083	211,615	211,688	213,469
_______________________

(*) Including pre-tax charges for amortization of intangible assets related to our acquisitions and Stock-based compensation in the following items:

	Year Ended December 31, 2008				Year Ended December 31, 2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)

Amortization of intangible assets
Selling and marketing	$3,149	$3,093	$3,093	$3,093	$3,093	$6,223	$6,830	$6,283

Total	3,149	3,093	3,093	3,093	3,093	6,223	6,830	6,283

Stock-based compensation
Cost of products and licenses	$12	$15	$15	$6	$8	$13	$14	$12
Cost of software updates, maintenance and services	183	194	133	174	193	107	236	105
Research and development	1,097	1,204	1,364	1,372	1,258	1,515	1,998	1,878
Selling and marketing	2,240	1,926	1,696	993	1,740	976	1,769	547
General and administrative	5,539	5,046	3,649	5,469	4,604	4,660	3,678	5,596
Total	$9,071	$8,385	$6,857	8,014	$7,803	$7,271	$7,695	8,138

(**) Including write down of $2.3 million pre-tax in the third quarter of 2008, $8.9 pre-tax million in the fourth quarter of 2008 and $3.1 pre-tax million in the fourth quarter of 2009 of marketable securities in accordance with ASC 320.
_______________________

As a percentage of total revenues:

	Year Ended December 31, 2008				Year Ended December 31, 2009
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues:
Products and licenses	40%	43%	41%	43%	37%	37%	37%	44%
Software updates, maintenance and services	60	57	59	57	63	63	63	56
Total revenues	100	100	100	100	100	100	100	100
Operating expenses:
Cost of products and licenses	4	4	4	5	4	7	8	8
Cost of software updates, maintenance and services	4	4	5	3	4	6	4	4
Amortization of technology	4	3	3	3	3	3	3	3
Total cost of revenues	12	11	12	11	11	16	15	15
Research and development	12	12	12	10	10	10	10	9
Selling and marketing	28	28	25	24	24	25	24	22
General and administrative	7	7	6	7	7	6	6	6
Restructuring and other acquisition related costs	–	–	–	–	–	4	–	–
Total operating expenses	59	58	55	52	53	61	55	52
Operating income	41	42	45	48	47	39	45	48
Financial income, net	7	4	5	5	4	4	3	3
Other than temporary impairment net of gain on sale of marketable securities previously impaired	–	–	(1)	(4)	–	–	–	–
Income before taxes on income	48	46	49	49	52	42	48	50
Taxes on income	7	6	9	9	10	9	9	10
Net Income	41%	40%	40%	40%	41%	34%	39%	40%

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

Historically, our revenues have reflected seasonal fluctuations related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter quarter-to-quarter seasonality.

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

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance was adopted by us for business combinations for which the acquisition date is on or after January 1, 2009.

In June 2009, the FASB issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In October 2009, the FASB issued an update to ASC 985-605, “Software-Revenue Recognition” (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We are currently evaluating the impact of this new guidance on our consolidated results of operations and financial condition.

This was compounded with an update to ASC 605-25, “Revenue recognition – Multiple-Element Arrangements”, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2) require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”); (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The mandatory adoption is on January 1, 2011. We may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. We are currently evaluating the impact of this new guidance on our consolidated results of operations and financial condition.

Liquidity and Capital Resources

During 2008 and 2009, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term deposits, short-term investments, and long-term interest bearing investments, were $1,443.8 million as of December 31, 2008, and $1,847.0 million as of December 31, 2009. Our cash and cash equivalents and short-term investments were $914.4 million as of December 31, 2008, and $884.0 million as of December 31, 2009. Our long-term interest bearing investments were $529.4 million as of December 31, 2008, and $963.0 million as of December 31, 2009. At the end of 2002, we established a wholly owned subsidiary in Singapore that serves as a vehicle for a significant portion of our international investments and manages those financial assets.

We generated net cash from operations of $375.0 million in 2007, $434.0 million in 2008 and $557.1 million in 2009. Net cash from operations for 2007 consisted primarily of net income adjusted for non-cash activity, including in-process research and development, stock-based compensation expenses, amortization of intangible assets, and an increase in deferred income taxes, net plus an increase in deferred revenue, offset by a decrease in accrued expenses and other liabilities and trade payables and an increase in trade receivables, net. Net cash from operations for 2008 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and other liabilities, partially offset by an increase in trade receivables, net. Net cash from operations for 2009 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and employee benefit liabilities, partially offset by increases in trade receivables and other current assets.

Net cash used in investing activities was $206.5 million in 2007, $209.0 million in 2008 and $584.4 million in 2009. In 2007, net cash used in investing activities consisted primarily of net cash paid in conjunction with the acquisition of Protect Data, investments in marketable securities and renovations to our office building in Israel offset by proceeds from sales and maturity of marketable securities. In 2008, net cash used in investing activities consisted primarily of investments in marketable securities and short term deposits offset by proceeds from sale and maturities of marketable securities. In 2009, net cash used in investing activities consisted primarily of investments in marketable securities and net cash paid in conjunction with 2009 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. Our capital expenditures amounted to $16.7 million in 2007, $8.3 million in 2008 and $4.3 million in 2009. In 2007, our capital expenditures consisted primarily of renovation of our office building in Israel, computer equipment and software for our research and development and technical services organization’s efforts, as well as an increasing infrastructure to enable operation expansions. In 2008, our capital expenditures consisted primarily of renovation of our office building in Israel, computer equipment and software for our research and development and technical services organization’s efforts, as well as an increased infrastructure to enable operation expansions. In 2009, our capital expenditure consisted primarily of computer equipment and software for research and development and leasehold improvement and furniture.

We funded the acquisition of Protect Data in 2007 for approximately $614 million from our cash and cash equivalents balances, as well as our marketable securities portfolio. We funded roughly 62% of the acquisition price with our money market funds balances, and the remainder was funded by selling a small portion of our marketable securities portfolio. During 2009 we funded the acquisitions of Nokia Security Appliance business and Facetime for approximately $59 million from our cash and cash equivalents balances.

Net cash used in financing activities was approximately $178.3 million in 2007, $191.5 million in 2008 and $101.8 million in 2009. In 2007, 2008 and 2009, net cash used in financing activities was attributed primarily to the purchase of treasury shares. Our board of directors approved six programs to repurchase ordinary shares in an aggregate amount of $1.85 billion. Each of the first three programs authorized the repurchase of up to $200 million, the fourth program authorized the repurchase of up to $600 million, and the fifth program authorized the repurchase of up to $400 million. The first program was announced on October 28, 2003, and ended on August 24, 2004. The second program was announced on October 28, 2004, and ended on May 31, 2005. The third program was announced on July 25, 2005, and ended on May 18, 2006. The fourth program was announced on May 22, 2006, and ended on March 5, 2008. The fifth program was announced on March 26, 2008. On January 27, 2010, the sixth program was announced. The sixth program authorized the repurchase of up to an additional $250 million. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume, and other factors. We fund the share purchases from available working capital. The current repurchase program has no time limit and may be suspended from time to time or discontinued. In 2007, we purchased a total of 9.0 million shares at a total cost of $209.8 million, at an average price of $23.3 per share. In 2008, we purchased a total of 10.9 million shares at a total cost of $239.5 million, at an average price of $21.9 per share. In 2009, we purchased a total of 7.8 million shares at a total cost of $202.3 million, at an average price of $25.9 per share. Since the first repurchase program was implemented, through the end of 2009, we purchased a total of 73.6 million shares for a total cost of $1,568.6 million, at an average price of $21.3 per share. From time to time we re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $24.6 million, $35.0 million and $93.0 million in 2007, 2008 and 2009, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $1,847.0 million as of December 31, 2009), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2009:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$12,186	$6,576	$5,523	$87	–
Uncertain income tax position(*)	$132,908

Severance pay(**)	$11,061	–	–	–	–

Total	$156,155	$6,576	$5,523	$87	–
_______________________

(*) Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11a of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.

(**) Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. Of this amount, $4.7 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2009, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Vice Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Tal Payne	Chief Financial Officer
Yoav Chelouche (3)	Director	Ö	Ö	Ö
Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö
Guy Gecht	Director	Ö	Ö	Ö	Ö
Dan Propper	Director	Ö
Ray Rothrock	Director	Ö	Ö	Ö	Ö	Ö
David Rubner	Director	Ö		Ö		Ö
Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations (see explanation below).

(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).

(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed, one of our founders, is the Chairman of our board of directors, a position he has held since 1998. He is also our Chief Executive Officer and one of our directors, both positions he has held since we were incorporated in 1993. Mr. Shwed is considered the inventor of the modern Firewall and holds several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous prestigious accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is a member of the Board of Trustees of Tel Aviv University and the Chairman of the Board of Trustees of the Youth University of Tel Aviv University.

Marius Nacht, one of our founders, has served as Vice Chairman of our board of directors since 2001. Mr. Nacht has served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht served as our Senior Vice President. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

Jerry Ungerman has served as Vice Chairman of our board of directors since 2005. From 2001 until 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Tal Payne has served as our Chief Financial Officer since June 2008. Prior to joining us in 2008, Ms. Payne was chief financial officer at Gilat Satellite Networks, Ltd., a leading provider of products and services for satellite-based communications networks. During her tenure at Gilat, Ms. Payne was responsible for the strategic planning, development and leadership of the finance organization, and held the role of vice president of finance for over five years. Ms. Payne led the company’s public offerings, capital restructurings and other transactions. Before joining Gilat, she was previously employed at PricewaterhouseCoopers, a professional services company specializing in accounting and consulting. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel-Aviv University. She is also a Certified Public Accountant.

Yoav Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is the Chairman of the Board of Dmatek Ltd., Chairman of the Board of Rosetta Genomics Ltd., and a member of the board of directors of a number of private companies. He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children. Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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

Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer and Chairman of the Board of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and enterprise printing. Mr. Gecht has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Dan Propper has served as one of our directors since 2006. Mr. Propper is the Chairman of the Board of the Osem group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Teva Pharmaceuticals, Osem Investments Ltd. and a number of private companies. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

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

David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner in Hyperion Israel Advisors Ltd., a venture capital fund. Prior to founding Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd., a provider of telecommunications networking infrastructure solutions from September 1991 to February 2000. Prior to his appointment as President and Chief Executive Officer, Mr. Rubner held various management positions in ECI Telecom. Mr. Rubner serves as a member of the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., Radware Ltd. and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek Hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes a defining of organizational culture as the engine of the company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2009. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The term of each director, other than our outside directors (as described below), will expire at our 2010 annual meeting of shareholders. The terms of our outside directors will expire in 2011 and 2012, as described below.

Compensation of directors and officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.0 million for the year ended December 31, 2007, approximately $1.4 million for the year ended December 31, 2008, and approximately $1.4 million for the year ended December 31, 2009. This does not include amounts accrued for expenses related to business travel, professional and business association dues, and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel. In addition, only directors who are not officers receive compensation for serving as directors.

From time to time, we grant options and awards under our stock option and equity incentive plans (described below) to our executive officers and directors. Option grants to directors who are not officers are made pursuant to the automatic option grant program under these plans, while option and other award grants to directors who are officers are made only with audit committee, board of directors and shareholder approval.

Our non-employee directors receive an automatic option grant under the 2005 U.S. Plan or the 2005 Israel Plan (but not both), and are also eligible for discretionary awards under the plans. Currently, automatic option grants under the 2005 U.S. Plan are made to non-employee directors who are citizens or residents of the United States or other countries other than Israel, and automatic option grants under the 2005 Israel Plan are made to non-employee directors who are citizens or residents of Israel.

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

As of December 31, 2009, our executive officers and directors held options to purchase an aggregate of approximately 10.1 million shares and held 17,131 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $16.8 and $79.8, and their expiration dates range between July 2010 and July 2016. During 2009, we granted our executive officers and directors options to purchase an aggregate of approximately 1.2 million shares under our stock option and equity incentive plans. The exercise price of these options is $26.47, and their expiration date is on July 28, 2016. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

Board Practices

Our board of directors currently consists of ten members. Under our articles of association, the board is to consist of between six and twelve members. Each director (other than an outside director as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each executive officer is elected by the board of directors and serves at the discretion of the board. All of our executive officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.

           Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director or may cancel the appointment of an alternate director. Any person eligible to serve as a director, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the board, for a specified period of time, a specified meeting or action of the board or until notice is given of the cancellation of the appointment. No director has appointed, and, to our knowledge, no director currently intends to appoint, any other person as an alternate director.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee, and at least one outside director must serve on each committee of the board of directors. As of December 31, 2009, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Irwin Federman’s and Ray Rothrock’s term of office will expire in 2011, and Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2012.

Independent directors. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Select Market, requires issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have a majority of independent directors within the meaning of the applicable NASDAQ regulations. Our board of directors complies with these requirements by including a majority of members who are independent directors within the meaning of the applicable NASDAQ regulations. As of December 31, 2009, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations. Our independent directors have regularly held meetings at which only independent directors are present.

Pursuant to the Israeli Companies Law, an Israeli company, whose shares are publicly traded, may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Companies Law. We have not included such a provision in our articles of association because our board of directors already complies with the independence requirements under the rules of the NASDAQ Global Select Market, as described above.

Committees of the board of directors

Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, compensation committee and nominating committee.

Audit committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors and must include all of the outside directors. The audit committee may not include the chairman of the board, any director whom we employ or who provides services to us on a regular basis, a controlling shareholder, or certain relatives of a controlling shareholder. In addition, the NASDAQ regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the NASDAQ regulations applicable to audit committee members. Irwin Federman is the chairman of the audit committee. Yoav Chelouche, Guy Gecht, Ray Rothrock and David Rubner serve as the other members of our audit committee. The audit committee has adopted an audit committee charter as required by the NASDAQ regulations.

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

Employees

As of December 31, 2009, we had 2,112 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function:	2007	2008	2009

Research, development and quality assurance	673	678	740
Marketing, sales and business development	717	701	804
Customer support	225	222	284
Information systems, administration, finance and operations	286	283	284
Total	1,901	1,884	2,112

From time to time, we also engage a limited number of subcontractors. As of December 31, 2009, we had 66 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31
Region:	2007	2008	2009

Israel	797	812	866
United States	615	617	675
Rest of the World	489	455	571
Total	1,901	1,884	2,112

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of January 31, 2010. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on 209,752,992 shares outstanding as of January 31, 2010.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration

Gil Shwed	32,363,600	14.9%	Ordinary shares	7,400,000	$[16.80] - $[26.99]	[06/29/2011-07/28/2016]
Marius Nacht (4)	19,101,796	9.1%	Ordinary shares	600,000	$[23.19] - $[26.99]	[06/29/2011-09/26/2012]
All directors and officers as a group (11 persons including Messrs. Shwed and Nacht) (5)	53,287,160	24.3%	Ordinary shares	9,708,000	$[16.80] - $[79.79]	[07/27/2010-07/28/2016]
_______________________

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after January 31, 2010 (as determined in accordance with footnote (3)).

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

(3)	Number of options immediately exercisable or exercisable within 60 days from January 31, 2010. The exercise price of some of these options is greater than our current share market price.

(4)
In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 1,946,800 shares. The trust, which was initially established in May 2005, is irrevocable and is currently scheduled to expire in May 2011. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.

(5)	Each of Messrs. Ungerman, Payne, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans as of December 31, 2009:

Plan	Share reserved	Option and RSUs grants net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options and RSUs exercisable

2005 United States Equity Incentive Plan	28,000,000	1,799,853	1,338,094	$16.80-$32.31	09/26/2012-11/10/2016	663,903 12
2005 Israel Equity Incentive Plan	42,000,000	9,661,565	8,909,912	$16.80-$26.77	09/26/2012-08/05/2016	3,687,240
1996 United States Stock Option Plan	40,919,020	40,919,020	833,619	$15.99-$79.79	04/28/2010-07/24/2012	828,619
1996 Israel Stock Option Plan	36,635,755	36,635,755	7,025,139	$16.45-$26.99	07/30/2010-09/26/2012	5,183,612
Zone Labs 1998 Stock Option Plan	2,461,943	2,461,943	50,270	$2.99-$6.08	10/11/2010-02/16/2014	50,270
Employee Stock Purchase Plan	6,000,000	3,461,088
Pointsec Stock Option Plan	488,633	488,633	55,664	$7.43-$19.45	05/13/2011-02/28/2012	55,664
_______________

(*) “Grants net” is calculated by subtracting options expired or forfeited.

In 2005, we adopted our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan; and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans are in effect until 2015. Following ratification of the new plans by our shareholders in September 2005, we stopped issuing options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

Number of ordinary shares reserved for future grants under 2005 plans

We initially reserved a total of 50,000,000 ordinary shares for future grants under the 2005 U.S. plan and the 2005 Israel plan (specifically, 20,000,000 ordinary shares under the 2005 U.S. Plan, and 30,000,000 ordinary shares under the 2005 Israel Plan). These are in addition to the shares issuable upon the exercise of options outstanding under our 1996 United States Stock Option Plan, our 1996 Israel Stock Option Plan, the Zone Labs 1998 Stock Option Plan, and Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, and the shares issuable under our Employee Stock Purchase Plan, which are described in greater detail below. Since January 2006, this number increases automatically by an aggregate of 5,000,000 shares a year for both plans combined, of which 2,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 U.S. Plan, and 3,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 Israel Plan.

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

As of December 31, 2009, we had granted options to purchase an aggregate of 10,413,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which options to purchase 8,635,983 ordinary shares were outstanding on that date. The option exercise prices range between $16.80 and $32.31 per share. As of December 31, 2009, we had granted an aggregate of 3,061,050 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 1,612,023 RSUs were outstanding on that date.

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

2005 Israel Equity Incentive Plan

Awards. The 2005 Israel Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period; (ii) “Non-approved 102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants; (iii) Restricted Stock; (iv) RSUs; (v) Performance Shares; (vi) Performance Units; and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

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

1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

As of December 31, 2009, we had outstanding options to acquire an aggregate of 7,858,758 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $15.99 and $79.79 per share. We do not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

Zone Labs 1998 Stock Option Plan

In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2009, 2,411,673 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 50,270 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and all the outstanding options are immediately exercisable. The option exercise prices range between $2.99 and $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

Protect Data Stock Option Plans

In connection with our acquisition of Protect Data in 2007, we assumed all of the outstanding options to purchase shares of Protect Data issued under the Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, which were converted into options to purchase 751,769 of our ordinary shares. As of December 31, 2009, we had outstanding options to acquire an aggregate of 55,664 ordinary shares under these plans combined.

The options generally have terms of between five and six years and all the outstanding options are immediately exercisable. The option exercise prices range between $7.43 and $19.45 per share. No further stock options can be granted under these plans.

Employee Stock Purchase Plan

In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of December 31, 2009, 3,461,088 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. The ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

The following table shows information as of December 31, 2007, 2008 and 2009, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as of December 31, 2009:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2007		December 31, 2008		December 31, 2009

Gil Shwed	33,309,822	14.7%	34,314,442	15.6%	32,763,434	15.1%
Marius Nacht (3)	20,851,795	9.4%	20,253,945	9.6%	19,101,796	9.1%
Franklin Resources, Inc. (4).	34,573,925	15.8%	23,253,624	11.1%	12,232,744	5.9%

Ameriprise Financial, Inc. (5)			14,049,274	6.7%	11,759,204	5.6%
FMR LLC (6)					10,756,471	5.2%

_______________________

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

(3)
In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 1,946,800 shares. The trust, which was initially established in May 2005, is irrevocable and is currently scheduled to expire in May 2011. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.

(4)
As of December 31, 2007 and 2008 and 2009, based on information contained in a Schedule 13G/A filed with the Securities and Exchange Commission. In the Schedule 13G/A filed on February 7, 2008, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investment Management Limited, Franklin Advisors, Inc., Franklin Templeton Investments Australia Limited, Templeton Asset Management, Ltd. and Franklin Templeton Investments Japan Limited disclaim any pecuniary interest in any of the securities. In the Schedule 13G/A filed on February 6, 2009, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Investment Counsel, LLC, Templeton Global Advisors Limited, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Templeton Investment Management Limited, Franklin Templeton Investments Australia Limited, Franklin Advisors, Inc., Templeton Asset Management, Ltd. and Fiduciary Trust Company International disclaim any pecuniary interest in any of the securities. In the Schedule 13G/A filed on January 27, 2010, Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Advisors Limited, Templeton Investment Counsel, LLC, Franklin Templeton Investments Corp., Franklin Templeton Portfolio Advisors, Inc., Franklin Templeton Investments (Asia) Limited, Franklin Advisors, Inc., Franklin Templeton Investments Australia Limited, Franklin Templeton Investment Management Limited and Templeton Asset Management, Ltd. disclaim any pecuniary interest in any of the securities. The address for Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(5)
As of December 31, 2008 and 2009, based on information contained in a Schedule 13G filed jointly by Ameriprise Financial, Inc. and RiverSource Investments, LLC with the Securities and Exchange Commission on February 12, 2009 and in a Schedule 13G/A filed jointly by Ameriprise Financial, Inc. and RiverSource Investments, LLC with the Securities and Exchange Commission on February 12, 2010. Based on information available to us, as of December 31, 2007, Ameriprise Financial, Inc. did not beneficially own more than 5% of our outstanding ordinary shares. The address for the parties is c/o Ameriprise Financial, Inc., 145 Ameriprise Financial Center, Minneapolis, Minnesota 55474.

(6)
As of December 31, 2009, based on information contained in a Schedule 13G filed FMR LLC with the Securities and Exchange Commission on February 16, 2010. Based on information available to us, as of December 31, 2007 and 2008, FMR LLC did not beneficially own more than 5% of our outstanding ordinary shares. The address for FMR LLC is 82 Devonshire Street, Boston Massachusetts 02109.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2009, there were 206 holders of record of our ordinary shares in the United States, representing approximately 85% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2006, we had employee and payroll accrual for related parties, for the years 1999 through 2006, in a total amount of $8.9 million. As of December 31, 2007, we had employee and payroll accrual for related parties in the amount of $7.9 million, for the years 1999 through 2007. As of December 31, 2008, this accrual decreased to a total of $5.6 million, for the years 2001 through 2007. As of December 31, 2009, this accrual decreased to a total of $5.3 million, for the years 2002 through 2005.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy. Out of our retained earnings of $2,978 million as of December 31, 2009, approximately $1,247 million are from tax-exempt income because they are attributable to our facilities’ status as Approved Enterprises and Privileged Enterprises under the Law for the Encouragement of Capital Investments, 1959 (the “Law”). Our board of directors has currently resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is currently expected to be essentially permanent by reinvesting.

Legal Proceedings

We operate our business in various countries, and accordingly, attempt to utilize an efficient operating model to optimize our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In particular, following audits of our 2002 and 2003 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters, such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA, therefore, demanded the payment of additional taxes in the aggregate amount of NIS 963 million with respect to 2002 (assessment received on December 27, 2007) and NIS 151 million with respect to 2003 (assessment received on May 29, 2008), in each case including interest as of the assessment date. We have appealed the orders relating to both years with the Tel-Aviv District Court, and these appeals are pending. There can be no assurance that the Court will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions. In addition the ITA is currently examining the income tax returns for the years 2004-2007. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 817 million with respect to these years (assessment received on August 2, 2009) including interest as of the assessment date. We appealed such assessment and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept our positions on matters raised and, in such an event, an order will be issued.

We have also been named as a defendant in three patent related lawsuits.

1) Information Protection and Authentication of Texas, LLC in the Eastern District of Texas on December 30, 2008. The plaintiff’s complaint in the lawsuit alleges infringement by us of U.S. patents nos. 5,311,591 and 5,412,717 and seeks an injunction and an unspecified amount of damages.

2) Enhanced Security Research filed a complaint against us on June 6, 2009, in the District of Delaware alleging patent infringement and

3) MPH filed a complaint against us on February 3, 2010 alleging patent infringement.

All of the above complaints are filed against multiple security vendors and all of the plaintiffs are non practicing entities. They are businesses established to hold the patent. To date, no claim has alleged infringement against our core technology. Further, we currently intend to vigorously defend these claims. However, as with most litigation the outcome is difficult to determine.

We are also engaged in various legal disputes with two minority shareholders of our subsidiary SofaWare Technologies Ltd. One of these shareholders is alleging we are oppressing him as a minority shareholder, and he is seeking to compel us to purchase his shares. The other minority shareholder claims that we are oppressing him as a minority shareholder and is seeking remedies that include restrictions on our ability to develop products that compete with SofaWare and changes in SofaWare’s board of directors. The same shareholder also filed a derivative claim against us on behalf of SofaWare. On February 14, 2008, the court partially accepted these claims and ordered that we pay SofaWare NIS 13 million plus interest. Both parties appealed this ruling. Our management believes that the claims filed by these two minority shareholders are without merit and intends to contest these claims vigorously.

We are also engaged in additional litigation with these two minority shareholders, including a claim we filed in the Tel-Aviv District Court on December 3, 2009, against these two minority shareholders for the amount of approximately NIS16 million due to damages caused to us in connection with the development of a new product and such shareholders violation of their obligations to act in good faith.

Further, we are the defendants in various lawsuits, including employment-related litigation claims, lease termination claims, patent infringement and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While we intend to defend the aforementioned matters, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition.

ITEM 9.	THE OFFER AND LISTING

Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP.”

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low

Year
2005	$25.42	$19.57
2006	23.21	16.27
2007	26.79	20.47
2008	25.81	16.80
2009	34.57	18.94

2008

First quarter	24.25	20.00
Second quarter	25.81	20.84
Third quarter	25.74	21.32
Fourth quarter	23.00	16.80

2009

First quarter	23.55	18.94
Second quarter	25.44	21.78
Third quarter	28.73	22.01
Fourth quarter	34.57	27.88

Most recent six months
September 2009	28.47	26.50
October 2009	32.49	27.88
November 2009	33.24	30.65
December 2009	34.57	31.65
January 2010	34.97	31.80
February 2010	33.24	31.41
March 2010 (through March 22, 20010)	34.96	32.48

On March 22, 2010, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $34.81 per share.

ITEM 10.	ADDITIONAL INFORMATION

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

Transfer agent and registrar. The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038 U.S.A., Tel.: 718-921-8124.

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

Anti-takeover measures

Some of the provisions of our articles of association and Israeli law could, together or separately:

▪	Discourage potential acquisition proposals,

▪	Delay or prevent a change in control,

▪	Limit the price that investors might be willing to pay in the future for our ordinary shares.

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

The Israeli Companies Law also provides that an acquisition of shares in a public company, such as our company, must be made by means of a tender offer, if as a result of the acquisition, the purchaser would become the holder of 25% or more of the voting rights in the company (unless there is another 25% shareholder of the company, or the shares are acquired from another 25% shareholder). Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company, such as our company, must be made by means of a tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the shares of the company (unless there is another holder of more than 45% of the shares of the company, or the shares are acquired from another holder of more than 45% of the shares of the company). These rules do not apply if the acquisition takes the form of a merger.

Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded or the rules and regulations of the stock exchange on which the shares are traded:

▪	There is a limitation on acquisition of any level of control of the company, or

▪	The acquisition of any level of control requires the purchaser to make a tender offer to the public.

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

Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

▪	Prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

▪
Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

A business combination includes:

▪	Any merger or consolidation between the interested shareholder and us;

▪	Any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;

▪	Subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder;

▪	Any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder; or

▪	The receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

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

Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

▪	Any amendment to the articles of association,

▪	An increase of the company’s authorized share capital,

▪	A merger, or

▪	Approval of interested party transactions that require shareholder approval.

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

Under the Israeli Companies Law, we may indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as our office holder:

▪	Monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

▪
Reasonable legal costs, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder, and either:

o	No financial liability was imposed on the office holder in lieu of criminal proceedings, or

o	Financial liability was imposed on the office holder in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

▪	Reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

o	In an action brought against the office holder by us, on our behalf or on behalf of a third party,

o	In a criminal action in which the office holder is found innocent, or

o	In a criminal action in which the office holder is convicted, but in which proof of criminal intent is not required.

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

NASDAQ Global Select Market corporate governance rules

NASDAQ Rule 5620(c) requires that an issuer listed on the NASDAQ Global Select Market should have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. However, our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. Our quorum requirements for an adjourned meeting do not comply with the requirements of Rule 5620(c) and we instead follow our home country practice.

Material Contracts

None

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

General corporate tax structure in Israel

Israeli companies were subject to corporate tax at the rate of 26% in 2009. Pursuant to tax reform legislation that came into effect in 2005 and 2009, the corporate tax rate is to undergo further staged reductions to 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and from 2016 onward the tax rate will be reduced to 18%.

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

After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the approval year, whichever is earlier.

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

As mentioned above, currently, we have four active Approved Enterprise programs under the Alternative Track of the Investment Law which entitle us to tax benefits. Our first and second investment programs benefits period have ended and, therefore, are not entitled to tax benefits. Currently, we have two Privileged Enterprise program. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise and Privileged Enterprise facilities. We are, therefore, eligible for a tax exemption for a limited period on undistributed Approved Enterprise and Privileged Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises and Privileged Enterprise are scheduled to expire in phases by 2017.

The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so. However, we currently have disputes with the Israeli Tax Authority (“ITA”) on matters, such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employees stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses See “Item 8 –Financial Information” under the caption “Legal Proceedings”.

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

The amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2009, we repurchased 73,589,872 ordinary shares in a total amount of $1,568,589,743. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deemed-dividend event. See Annual Report (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) and Note 12e to Consolidated Financial Statements for further information regarding our repurchase program.

As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation. As of December 31, 2009, we generated tax-exempt income in the amount of $533.9 million from our Privileged Enterprise.

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

Under the industrial Encouragement Law we are entitled to amortization of the cost of purchased know-how and patents over an eight year period for tax purposes and an accelerated depreciation rate on equipment.

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

United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

▪	A citizen or resident (as defined for U.S. federal income tax purposes) of the United States;

▪	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states;

▪	An estate, if the estate’s income is subject to U.S. federal income taxation regardless of its source; or

▪
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

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders who will hold the ordinary shares as capital assets. The discussion does not consider:

▪	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax).

▪
U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign individuals or entities.

▪	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution.

▪	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle, or conversion transaction.

▪	U.S. Shareholders who acquire their ordinary shares in a compensatory transaction.

▪	U.S. Shareholders whose functional currency is not the U.S. dollar.

▪	Any aspect of state, local, or non-U.S. tax law.

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

Passive Foreign Investment Company Status

Based upon our income, assets and activities, we believe that we are not currently, and have not been in prior years, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either:

▪	75% or more of our gross income in the taxable year is passive income, or

▪	50% or more of the average percentage of our assets held during the taxable year, produce or are held for the production of passive income.

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

A U.S. Shareholder may be able to mitigate certain adverse tax consequences of holding shares in a PFIC by making a “qualified electing fund,” “deemed sale” or “mark-to-market” election. However, as a U.S. Shareholder you may make a qualified electing fund election only if we agree to furnish certain tax information annually. We do not presently prepare or provide this information, and this information may not be available to you if we are subsequently determined to be a PFIC. A number of specific rules and requirements apply to a U.S. Shareholder under either of the elections available to owners of a PFIC. You are urged to consult your tax advisor concerning these elections.

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

Securities representing 43.8% of our investments portfolios are rated as AAA; securities representing 24.5% of the portfolio are rated as AA; and securities representing 31.5% of the portfolio are rated as A; securities representing 0.2% of the portfolio are rated as BBB and below.

The table below provides information regarding our investments in cash, cash equivalents, short-term deposit and marketable securities, as of December 31, 2009.

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2009
	2010	2011	2012	2013	2014 onwards
	(in thousands)

Government and corporate debentures - fixed interest rates	$193,902	$224,964	$305,029	$144,719	$51,405	$920,019	$935,009
US Agencies	$239,609	$60,147	$12,952	$11,858	$8,092	$332,658	$333,985
Structured note (*)	$12,128	–	–	–	–	$12,128	$12,090
Auction rate securities(**)	–	–	–	–	$8,776	$8,776	$8,776
Government and corporate debentures - floating interest rates	$21,764	$50,910	$56,681	$6,284	$7,100	$142,739	$143,054
Short-term deposit, money market instruments & cash	$414,085	–	–	–	–	$414,085	$414,085
Total	$881,488	$336,021	$374,662	$162,861	$75,373	$1,830,405	$1,846,999
_______________________

(*) The structured note is comprised solely from an inverse floating interest rate bond, maturing during March 2010. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR).

(**) The balance is comprised of four auction rate securities, which have suffered from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, we obtain a third party valuation to determine the fair values of these securities.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros, Swedish Krona and Israeli Shekels. According to the salient economic factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

In our balance sheet, we remeasure into U.S. dollars all monetary accounts (principally liabilities) that are maintained in other currencies. For this remeasurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

We measure and record non-monetary accounts in our balance sheet (principally fixed assets and prepaid expenses) in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

We entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2009, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $142.4 million. These contracts were for a period of up to twelve months. The net gains (losses) recognized in “financial income, net” during 2009 were $6 million.

During 2009 we entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. As of December 31, 2009, there were no outstanding contracts. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $2 million were recognized when the related expense were incurred and classified in operating expenses during 2009.

The Company’s operating expenses may be effected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2009 would result in an increase in operating expenses of $17.5 million for the year ended December 31, 2009. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2009, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Fees and Services

The following table sets forth the aggregate fees billed to us for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young (“E&Y”) during the years ended December 31, 2008 and 2009 (in thousands):

	Year Ended December 31, 2008		Year Ended December 31, 2009
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)

Audit fees (1)	$965	75%	$864	81%
Audit-related fees	–	–	–	–
Tax fees (3)	323	25%	198	19%
[All other fees (if any)]
Total	$1,288	100%	$1,062	100%
_______________________

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

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004, our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2008 and 2009, and may receive during 2010 for non-audit services in certain categories.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved six programs to repurchase ordinary shares. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006, and ended on March 5, 2008, and authorized the repurchase of up to $600 million of our ordinary shares. The fifth program was announced on March 26, 2008, and authorized the repurchase of up to $400 million of our ordinary shares. The sixth program was announced on January 27, 2010, and authorized the repurchase of up to $250 million of our ordinary shares.

During 2009, we spent $202.3 million to repurchase approximately 7.8 million ordinary shares which were repurchased under the fifth program, as described above. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)

January 1 – January 31	N/A	N/A	N/A	$233,695
February 1 – February 28	1,823,750	$22.7	1,823,750	$192,453
March 1 – March 31	497,600	$22.1	497,600	$181,407
April 1 – April 30	N/A	N/A	N/A	$181,407
May 1 – May 31	1,860,000	$23.0	1,860,000	$138,344
June 1 – June 30	298,600	$23.2	298,600	$131,409
July 1 – July 31	N/A	N/A	N/A	$131,409
August 1 – August 31	1,209,900	$27.6	1,209,900	$97,758
September 1 – September 30	585,769	$27.9	585,769	$81,410
October 1 – October 31	N/A	N/A	N/A	$81,410
November 1 – November 30	1,161,621	$31.9	1,161,621	$43,601
December 1 – December 31	376,900	$32.3	376,900	$31,411
Total	7,814,140	25.9	7,814,140	N/A

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10 “Additional Information – Articles of Association and Israeli Companies Law” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-50 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 1996 Israel Stock Option Plan (3)

4.3	Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (4)

4.4	Addendum—Israel to the Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (5)

4.5	Check Point Software Technologies Ltd. 1996 United Stated Stock Option Plan (6)

4.6	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (7)

4.7	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (8)

4.8	Zone Labs, Inc. 1998 Stock Option Plan (9)

4.9	Pointsec Mobile Technologies Inc. 2003 Stock Option Plan (10)

4.10	Pointsec Mobile Technologies Inc. 2005 Stock Option Plan (11)

4.11	Pointsec Mobile Technologies Inc. 2006 Stock Option Plan (12)

4.12	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (13)

4.13
A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (14)

8	List of subsidiaries (15)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(3)	Incorporated by reference to Exhibit 10.3 of Check Point’s Registration Statement on Form F-1 originally filed with the Securities and Exchange Commission on May 31, 1996.

(4)	Incorporated by reference to Exhibit 4.6 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(5)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(6)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(9)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.

(10)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(11)	Incorporated by reference to Exhibit 4.2 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(12)	Incorporated by reference to Exhibit 4.3 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.

(13)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(14)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.

(15)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

- - - - - - - -

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

●	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2009, based on these criteria.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2x, effective January 1, 2009, the Company adopted new guidance on accounting for business combinations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March  29, 2010, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2010	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

In our opinion, Check Point maintained in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, and our report dated March 29, 2010, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 29, 2010	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share amounts)

	December 31,
	2008	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$543,190	$414,085
Short-term deposit	26,302	–
Marketable securities	344,895	469,913
Trade receivables (net of allowances for doubtful accounts and sales reserves of $9,125 and $19,335 as of December 31, 2008, and 2009, respectively)	251,771	283,668
Prepaid expenses and other current assets	28,372	34,544

Total current assets	1,194,530	1,202,210

LONG-TERM ASSETS:
Marketable securities	529,445	963,001
Property and equipment, net	40,248	38,936
Severance pay fund	5,817	6,314
Deferred tax asset, net	19,003	16,307
Other intangible assets, net	123,151	114,192
Goodwill	664,602	708,458
Other assets	16,820	20,176

Total long-term assets	1,399,086	1,867,384

Total assets	$2,593,616	$3,069,594

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share amounts)

	December 31,
	2008	2009

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$7,087	$8,860
Employee and payroll accruals	47,004	67,167
Deferred revenues	289,998	384,255
Accrued expenses and other liabilities	58,465	92,984

Total current liabilities	402,554	553,266

LONG-TERM LIABILITIES:
Deferred revenues	40,799	41,005
Income tax accrual	101,230	132,908
Deferred tax liability	22,225	11,636
Accrued severance pay	10,943	11,061

	175,197	196,610

Total liabilities	577,751	749,876

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized, no shares issued	–	–
Deferred shares, NIS 1 par value, 10 shares authorized, 1 share issued and outstanding	–	–
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized, 261,223,970 shares issued as of December 31, 2008 and 2009; 210,042,282 and 209,099,392 shares outstanding as of December 31, 2008 and 2009, respectively	774	774
Additional paid-in capital	503,408	527,874
Treasury shares at cost - 51,181,688 and 52,124,578 Ordinary shares as of December 31, 2008 and 2009, respectively	(1,105,250)	(1,199,752)
Accumulated other comprehensive income (loss)	(4,673)	12,555
Retained earnings	2,621,606	2,978,267

Total shareholders’ equity	2,015,865	2,319,718

Total liabilities and shareholders’ equity	$2,593,616	$3,069,594

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2007	2008	2009

Revenues:
Products and licenses	$309,785	$338,317	$361,633
Software updates, maintenance and services	421,092	470,173	562,784

Total revenues	730,877	808,490	924,417

Operating expenses: (*)
Cost of products and licenses (**)	27,191	34,648	61,495
Cost of software updates, maintenance and services (**)	27,386	33,407	43,551
Amortization of technology	27,724	24,554	28,224

Total cost of revenues	82,301	92,609	133,270

Research and development	80,982	91,629	89,743
Selling and marketing	217,491	214,439	220,877
General and administrative	53,527	53,313	56,409
Restructuring and other acquisition related costs	–	–	9,101
Acquired in-process research and development	17,000	–	–

Total operating expenses	451,301	451,990	509,400

Operating income	279,576	356,500	415,017
Financial income, net	49,725	40,876	32,058
Other than temporary impairment net of gain on sale of marketable securities previously impaired	–	(11,221)	(1,277)

Income before taxes on income	329,301	386,155	445,798
Taxes on income	48,237	62,189	88,275

Net income	$281,064	$323,966	$357,523

Basic earnings per Ordinary share	$1.26	$1.51	$1.71

Diluted earnings per Ordinary share	$1.25	$1.50	$1.68

(*) Includes stock-based compensation to employees in the following items:

Cost of products and licenses	$65	$48	$47
Cost of software updates, maintenance and services	668	684	641
Research and development	4,309	5,037	6,649
Selling and marketing	8,780	6,855	5,032
General and administrative	20,230	19,703	18,538

Total stock-based compensation expenses	$34,052	$32,327	$30,907

(**) Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total	Total
	Share	paid-in	shares	comprehensive	Retained	comprehensive	Shareholders’
	capital	capital	at cost	income (loss)	earnings	income	equity

Balance as of December 31, 2006	$774	$422,381	$(728,909)	$(6,293)	$2,023,580		$1,711,533
Tax benefit related to exercise of stock options	–	6,828	–	–	–		6,828
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (1,885,379 Ordinary shares net of 16,578 for taxes)	–	–	31,644	–	(7,004)		24,640
Treasury shares at cost (9,021,500 Ordinary shares)	–	–	(209,757)	–	–		(209,757)
Stock-based compensation expense related to employees	–	34,052	–	–	–		34,052
Issuance of stock options related to the acquisition of Protect Data	–	1,069	–	–	–		1,069
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities	–	–	–	983	–	$983	983
Unrealized gains on marketable securities, net of $ 2,430 tax	–	–	–	6,543	–	6,543	6,543
Net income	–	–	–	–	281,064	281,064	281,064
Total comprehensive income						$288,590

Balance as of December 31, 2007	$774	$464,330	$(907,022)	$1,233	$2,297,640		$1,856,955

Unrealized gains on marketable securities, net of $ 374 tax				$1,233
Accumulated other comprehensive gains as of December 31, 2007				$1,233

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ Equity

Balance as of December 31, 2007	$774	$464,330	$(907,022)	$1,233	$2,297,640		$1,856,955
Tax benefit related to exercise of stock options	–	13,019	–	–	–		13,019
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (2,402,792 Ordinary shares net of 29,383 for taxes)	–	(6,268)	41,314	–	–		35,046
Treasury shares at cost (10,914,008 Ordinary shares)	–	–	(239,542)	–	–		(239,542)
Stock-based compensation expense related to employees	–	32,327	–	–	–		32,327
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $403 tax	–	–	–	1,091	–	$1,091	1,091
Other than temporary impairment on marketable securities, net of $2,272 tax	–	–	–	8,949	–	8,949	8,949
Unrealized losses on marketable securities, net of $(4,304) tax	–	–	–	(15,946)	–	(15,946)	(15,946)
Net income	–	–	–	–	323,966	323,966	323,966
Total comprehensive income						$318,060

Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Unrealized losses on marketable securities, net of $1,255 tax				$(4,673)
Accumulated other comprehensive loss as of December 31, 2008				$(4,673)

Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865
Tax benefit related to exercise of stock options	–	7,502	–	–	–		7,502
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (6,871,250 Ordinary shares net of 43,805 for taxes)	–	(13,943)	107,783	–	(862)		92,978
Treasury shares at cost (7,814,140 Ordinary shares)	–	–	(202,285)	–	–		(202,285)
Stock-based compensation expense related to employees
Comprehensive income, net of tax -	–	30,907	–	–	–		30,907
Reclassification adjustments to income on marketable securities, net of $(122) tax	–	–	–	104	–	$104	104
Other than temporary impairment, net of $669 tax	–	–	–	2,523	–	2,523	2,523
Unrealized gain on marketable securities, net of $4,747 tax	–	–	–	14,601	–	14,601	14,601
Net income	–	–	–	–	357,523	357,523	357,523
Total comprehensive income						$374,751

Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Unrealized gain on marketable securities, net of $4,039 tax				$12,555
Accumulated other comprehensive income as of December 31, 2009				$12,555

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009

Cash flows from operating activities:
Net income	$281,064	$323,966	$357,523
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	8,541	8,648	8,885
Amortization of marketable securities premium and (accretion of discount), net	(247)	3,099	8,414
Other than temporary impairment net of gain on sale of marketable securities previously impaired	–	11,221	1,277
Realized loss on sale of marketable securities, net	983	1,494	1,896
Acquisition of in-process research and development	17,000	–	–
Amortization of intangible assets	39,984	36,982	50,653
Stock-based compensation	34,052	32,327	30,907
Foreign currency on amount due to Protect Data shareholders	–	(463)	–
Deferred income taxes, net	(19,323)	(14,034)	(11,386)
Increase in trade receivables, net of allowances for doubtful accounts and sales reserves	(29,003)	(50,256)	(11,256)
Decrease (increase) in prepaid expenses and other current assets and other assets	4,761	(3,521)	1,285
Increase (decrease) in trade payables	(3,929)	744	(2,405)
Increase (decrease) in employees and payroll accruals	(977)	1,289	20,163
Increase (decrease) in accrued expenses and other liabilities	(7,594)	38,423	63,026
Increase in deferred revenues	56,000	57,104	46,006
Excess tax benefit from stock-based compensation	(6,828)	(13,019)	(7,502)
(Decrease) increase in accrued severance pay, net	521	25	(379)

Net cash provided by operating activities	375,005	434,029	557,107

Cash flows from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	(594,964)	–	(58,787)
Payments made in connection with prior years acquisitions	(2,674)	(8,579)	–
Proceeds from maturity of marketable securities	345,389	311,134	427,660
Proceeds from sale of marketable securities	250,201	259,803	27,006
Investment in marketable securities	(187,720)	(736,781)	(1,002,305)
Investment in short term deposits	–	(26,302)	–
Proceeds from maturity of short term deposits	–	–	26,302
Purchase of property and equipment	(16,727)	(8,301)	(4,283)

Net cash used in investing activities	(206,495)	(209,026)	(584,407)

Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon exercise of options	24,640	35,046	92,978
Purchase of treasury shares at cost	(209,757)	(239,542)	(202,285)
Excess tax benefit from stock-based compensation	6,828	13,019	7,502

Net cash used in financing activities	(178,289)	(191,477)	(101,805)

Increase (decrease) in cash and cash equivalents	(9,779)	33,526	(129,105)
Cash and cash equivalents at the beginning of the year	519,443	509,664	543,190

Cash and cash equivalents at the end of the year	$509,664	$543,190	$414,085

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$55,345	$63,251	$55,440

Supplemental disclosures of non cash financing and investing activities
Net change in unrealized gain (loss) on marketable securities	$9,956	$(7,535)	$22,521
Fair value of vested Protect Data’s options assumed	$1,069	$–	$–
Amount due to shareholders in connection with Protect Data’s acquisition (see Note 3 for liabilities assumed in acquisitions)	$8,579	$–	$–

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 1:-            GENERAL

a.
Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively, the “Company” or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware and software products and services, by offering network security, data security and management solutions for enterprise networks and service providers.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network and data security products, including licenses, related software updates, maintenance, support and other services. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”), including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Security Service Providers (“MSPs”).

b.
During 2009, approximately 35% of the Company’s revenues were derived from the same two channel partners, 18% from one channel partner and 17% from the other. During 2007 and 2008, approximately 30% of the Company’s revenues were derived from the same two channel partners, 16% from one channel partner and 14% from the other. Trade receivable balance from the two largest channel partners was $ 81,931 as of December 31, 2008, and $ 101,094 as of December 31, 2009.

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

Thus, the dollar is the Company’s functional and reporting currency. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Accounting Standards Codification (“ASC”) No. 830 “Foreign Currency Matters”. Changes in currency exchange rates between the Company’s functional currency and the currency in which a transaction is denominated are included in the Company’s results of operations as financial income (expense) in the period in which the currency exchange rates change.

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

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in “financial income, net”.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The entire difference between amortized cost and fair value is recognized in earnings. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporary impaired, the amount of impairment is recognized in “other than temporary impairment, net of gain on sale of marketable securities previously impaired” in the statement of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During 2007, 2008 and 2009, other-than-temporary impairment net of gain on sale of marketable securities previously impaired amounted to $0, $ 11,221 and $ 1,277, respectively. In 2009, the Company recognized a loss of $3,134 and a gain of $1,857 on sale of securities previously impaired. See further details in Note 4.

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

Property and equipment are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2007, 2008 and 2009, no impairment losses have been recorded.

i.	Goodwill and other intangible assets:

Goodwill and certain other purchased intangible assets have been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment comprises its only reporting unit.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 0.5 to 20 years. Some of the acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. All other acquired customer arrangements are amortized over their estimated useful lives on a straight-line basis. Other intangible assets consist primarily of core technology, trademarks, and backlog and are amortized over their estimated useful lives on a straight-line basis.

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2007, 2008 and 2009, no impairment loss was recorded.

In determining the fair values of long-lived assets for purpose of measuring impairment, starting in 2009, the Company’s assumptions include those that market participants will consider in valuations of similar assets.

j.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. ASC No. 985, “Software”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

k.	Revenue recognition:

The Company derives its revenues mainly from products, licenses, combined hardware and software products, software updates, maintenance and support services. The Company’s products are generally integrated with software that is essential to the functionality of the equipment. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users primarily through its web site.

The Company applies software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all transactions involving the sale of software products and hardware products that include software. Product and software license revenue is recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. For hardware transactions where software is not incidental, the Company does not separate the license fee and does not apply separate accounting guidance to the hardware and software elements. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement and other security solutions sold as a service or annuity. Our support offerings include multiple services to our customers primarily telephone access to technical support personnel and hardware support services. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

Deferred revenues represent mainly the unrecognized fees billed for unspecified software updates, maintenance and support services.

The Company determines the fair value of each type of undelivered element as follows:

For enterprise products, the Company determines the fair value based on the renewal prices charged for unspecified software updates, maintenance and support services. The Company offers several levels of services, classified by services offered, response time, and availability. The Company has defined classes of customers, based on the total gross value of licensed software products the customer purchased from the Company. The Company prices renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software products the customer purchased.

For its consumer products, the Company determines the fair value based on the renewal prices of unspecified software updates, maintenance and support services for the different products offered. The renewal prices are based on the Company’s price list.

The Company records a provision for estimated sales returns, stock rotations and other rights granted to customers on product and service related sales in the same period the related revenues are recorded in accordance with ASC No. 985-605. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 2,330 and $ 10,762 as of December 31, 2008 and 2009, respectively.

l.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and license fees paid to third parties.

Cost of software updates, maintenance and services is comprised of cost of post sale customer support and license fees paid to third parties.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Amortization of technology is comprised of amortization of core technology assets which are used in the Company’s operations, and is included separately in cost of revenues.

m.	Severance pay:

The Company’s liability for severance pay for periods prior to January 1, 2007, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month’s salary for each year of employment, or a portion thereof. Until January 1, 2007, the Company’s liability is partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of deposited funds prior to January 1, 2007, includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under section 14 of the Severance Pay Law -1963. The Company’s contributions for severance pay shall replace its severance obligation. Upon contribution of the full amount of the employee’s monthly salary, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid. Effective from January 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employee’s monthly salary.

Severance expenses for the years ended December 31, 2007, 2008 and 2009, were  $3,982, $5,134 and $4,037, respectively.

n.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $16,500 per year (and an additional amount of $5,500 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. Effective from January 1, 2006, the Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2007, 2008 and 2009, the Company matched contributions in the amount of $ 623, $ 684 and $ 848, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. ASC No. 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The

Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company accrues interest and penalties related to unrecognized tax benefits in its taxes on income.

p.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009, were $ 3,736, $ 2,796 and $ 1,400, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposit, marketable securities and trade receivables.

The Company’s cash and cash equivalents, short-term deposit and marketable securities are held mainly by the Company’s Singaporean subsidiary, U.S. subsidiary and Check Point Ltd., are invested in dollar and dollar-linked investments, and are deposited in major banks in the U.S. and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

The Company’s marketable securities consist of investment-grade corporate bonds, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts amounted to $ 6,795 and $ 8,573 as of December 31, 2008 and 2009, respectively. The Company charges off receivables when they are deemed uncollectible. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 2,316, $ 1,898 and $ 2,052 in 2007, 2008 and 2009, respectively. Total write offs during 2007, 2008 and 2009 amounted to $ 571, $ 726 and $ 274, respectively.

r.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging”. ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2008 and 2009, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $71,400 and $142,400, respectively. In addition, as of December 31, 2008, the Company had outstanding option contracts in the amount of $25,000. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 at level 2. The net gains (losses) recognized in “financial income, net” during 2008 and 2009 were ($3,075) and $6,048 respectively. The net gains recognized during 2007 were immaterial.

During 2009, the Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. As of December 31, 2009, there were no outstanding contracts. The Company measured the fair value of the contracts in accordance with ASC No. 820. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $2,102 were recognized when the related expense were incurred and classified in operating expenses during 2009.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Basic and diluted earnings per share:

Basic earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 14,284,200, 14,461,565 and 8,386,309 for 2007, 2008 and 2009, respectively.

t.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation”. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income.

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

ASC No. 718 requires the cash flows resulting from the tax deductions in excess of the compensation costs recognized for those stock options to be classified as financing cash flows.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2007, 2008 and 2009 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2007	2008	2009

Expected volatility	42.81%	38.57%	35.00%
Risk-free interest rate	4.60%	3.05%	2.61%
Dividend yield	0.0%	0.0%	0.0%
Expected term from vesting date (years)	3.24	3.55	3.62

Employee Stock Purchase Plan
Expected volatility	22.78%	31.15%	46.90%
Risk-free interest rate	2.00%	1.92%	0.31%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

u.	Fair value of financial instruments:

The Company measures its cash equivalents, marketable securities, ARS, and foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

v.	Comprehensive income

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relates to gain and loss on hedging derivative instruments and unrealized gains and losses on available for sale securities.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

From time to time the Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. When treasury stock is reissued, the Company accounts for the re-issuance in accordance with ASC No. 505-30, “Treasury Stock” and charges the excess of the purchase cost, including related stock-based compensation expenses, over the re-issuance price to retained earnings. The purchase cost is calculated based on the specific identification method. In case the purchase cost is lower than the re-issuance price, the Company credits the difference to additional paid-in capital.

x.	Impact of recently issued accounting standards:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a standard that established the FASB Accounting Standards Codification (“ASC”) and amended the hierarchy of generally accepted accounting principles (“GAAP”) such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009, are communicated by the FASB through Accounting Standards Updates (“ASUs”). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

In December 2007, the FASB issued authoritative guidance on business combinations. The guidance significantly changes the accounting for business combinations and establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree and recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase. Among the more significant changes, acquired in-process research and development will be capitalized and upon completion amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; contingent consideration will be recognized at fair value at the acquisition date with subsequent changes recognized in earnings, and reductions in deferred tax valuation allowance relating to a business acquisition will be recognized in earnings. In April 2009, the FASB issued an amendment to the revised business combination guidance regarding the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance was adopted by the Company for business combinations for which the acquisition date is on or after January 1, 2009.

In October 2009, the FASB issued an update to ASC 985-605, “Software-Revenue Recognition” (originally issued as EITF 09-3). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

This was compounded with an update to ASC 605-25, “Revenue recognition – Multiple-Element Arrangements”, that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2) require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”); (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance. The mandatory adoption is on January 1, 2011. The Company may elect to adopt the update prospectively, to new or materially modified arrangements beginning on the adoption date, or retrospectively, for all periods presented. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

NOTE 3:-            ACQUISITIONS

a.
On January 17, 2007, the Company completed the acquisition of 98.5% of shares of Protect Data AB (“Protect Data”) that at the time of the acquisition was a public company listed on the Stockholm Stock Exchange. During January 2007, the Company initiated a delisting of the shares in Protect Data from the Stockholm Stock Exchange. On February 13, 2007, Protect Data, in consultation with the Stockholm Stock Exchange, resolved to delist the shares in Protect Data from the Stockholm Stock Exchange. Protect Data’s last day of trading was February 12, 2007. As of December 31, 2007, the Company obtained legal ownership of all of the shares of Protect Data on a fully diluted basis and recorded a liability to Protect Data’s former shareholders in the amount of $ 8,579, which was fully paid in June 2008.

Protect Data operates its business through its wholly-owned subsidiary, Pointsec Mobile Technologies AB, a worldwide provider of mobile data protection. Pointsec delivers solutions for automatic data encryption that keeps sensitive information, stored on mobile computing devices, such as laptops, PDAs, smartphones and removable media (e.g., USB devices) confidential and secure. With the acquisition of Protect Data, the Company entered into the data security market. The acquisition was accounted for using the purchase method of accounting and, accordingly the operating results of Protect Data are included in the Company’s accompanying consolidated financial statements from the date of acquisition, January 17, 2007.

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

NOTE 3:-            ACQUISITIONS (Cont.)

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

	Fair value	Useful life

Customer relationships (1)	$52,000	5 years
Core technology (2)	107,000	5 years
Trade names (3)	18,000	15 years

Total intangible assets	$177,000	(*)

(*)  Weighted average amortization period of 6 years.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 3:-            ACQUISITIONS (Cont.)

(1) Customer relationships represent the underlying relationships and agreements with Protect Data’s installed customer base.

(2) Core technology represents a combination of Protect Data processes, patents and trade secrets related to the design and development of its software products. This proprietary know-how can be leveraged to develop new technology and improve the Company’s software products.

(3) Trade names value represents the recognition value of Protect Data’s brand name as a result of advertising expenditures for customer relations and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company.

The Company expensed in-process research and development (“IPR&D”) in the amount of $17,000 upon acquisition as it represents incomplete Protect Data research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. The value assigned to IPR&D was determined by considering the importance of the project to the Company’s overall development plan, estimating costs to develop the purchased IPR&D into commercially viable products, estimating the resulting net cash flow from the project when completed and discounting the net cash flow to its present value based on the percentage of completion of the IPR&D projects.

The Company recorded a deferred tax liability on the purchase date for the difference between the assigned values and the tax bases of the net assets acquired in the acquisition.

During the first quarter of fiscal year 2007, the Company approved a plan to restructure certain operations of Protect Data to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded were based on a restructuring plan that have been committed to by management.

The total estimated restructuring costs associated with exiting activities of Protect Data were $2,742, consisting of employee severance costs as well as excess facilities obligations through fiscal 2008. These costs were recognized as a liability assumed in the purchase business combination and included in the allocation of the cost to acquire Protect Data and, accordingly, have resulted in an increase to goodwill.

Summary of the plan	Estimated costs	Cash payments	Accrued as of December 31, 2007	Cash payments	Balance as of December 31, 2008

Severance	$2,153	$(1,258)	$895	$(895)	$–
Facilities	589	(104)	485	(485)	–

Total restructuring	$2,742	$(1,362)	$1,380	$(1,380)	$–

The acquisition did not have a material effect on pro forma financial data for the period from January 1, 2007 to January 16, 2007.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 3:-            ACQUISITIONS (Cont.)

b.
On April 14, 2009, the Company completed the acquisition of the security appliance business of Nokia Corporation (“Nokia”). Prior to the completion of the acquisition, Check Point had collaborated with Nokia’s security appliance business over the past decade to deliver enterprise security solutions. Since completing the acquisition, the Company has been building upon this collaboration and the synergies between the Company and Nokia’s security appliance business to provide an extended security appliance portfolio that is developed, manufactured and supported by Check Point. Total purchase price was $54,037. A significant amount of the acquisition was recorded as goodwill due to the synergies and previous collaboration with Nokia.

Purchase Price allocation

Under business combination accounting, the total purchase price was allocated to Nokia’s net tangible and intangible assets based on their estimated fair values as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill.

Accounts receivable	$27,674
Inventory	7,575
Other assets	8,148
Accounts payable and other liabilities	(21,703)
Deferred revenues	(48,457)
Intangible assets	36,944
Goodwill (tax deductible)	43,856

Total purchase price	$54,037

Intangible Assets

In performing the purchase price allocation, the Company considered, among other factors, analysis of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Nokia’s products. The fair value of intangible assets was based on market participant approach to valuation performed by a third party valuation firm using an income approach and estimates and assumptions provided by management. The following table sets forth the components of intangible assets associated with the Nokia acquisition:

	Fair value	Useful life

Customer relationships (1)	$11,909	2 years
Core technology (2)	20,058	3 years
In-Process research and development (3)	2,741	(*)
Backlog	1,280	0.5 years
Trade names (4)	956	3 years

Total intangible assets	$36,944

(*) Will be determined upon completion of development

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 3:-            ACQUISITIONS (Cont.)

(1) Customer relationships represent the underlying relationships and agreements with Nokia’s installed customer base and will be amortized over 2 years using the accelerated method.

(2) Core technology represents a combination of Nokia processes, patents and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company’s products.

(3) In-process research and development (“IPR&D”) represents incomplete Nokia research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. Upon completion of development, the acquired IPR&D will be considered finite-lived asset and will be amortized accordingly.

(4) Trade names value represents the recognition value of Nokia’s brand name as a result of advertising expenditures for customer relations and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company.

During the second quarter of fiscal year 2009, the Company approved a plan to restructure certain operations of Nokia to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded are based on a restructuring plan that have been committed to by management.

The total restructuring and other acquisition related costs of $ 9,101 consisted mainly of employee severance costs in the amount of $7,700 out of which $7,237 was paid during 2009. The remaining balance is expected to be paid in 2010. Also included are excess facilities obligations through fiscal 2010 and other acquisition costs.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

The following unaudited condensed combined pro forma information for the years ended December 31, 2008 and 2009, gives effect to the acquisition of Nokia as if the acquisition had occurred on January 1, 2008. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that, net income includes additional amortization of intangible assets related to the acquisition of $ 16,623 and $2,738 in 2008 and 2009, respectively, and related tax effects.

	Year ended December 31,
	2008	2009
	Unaudited	Unaudited

Revenues(*)	$1,006,204	$971,993

Net income	$355,035	$368,788

Basic earnings per share	$1.66	$1.76

Diluted earnings per share	$1.64	$1.74

(*) Nokia revenues prior to the acquisition date were denominated in currencies other than the US dollar; such revenues were remeasured into US dollars in accordance with ASC 830.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 4:-            MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2008					2009
	Amortized cost	Gross unrealized gains	Gross unrealized losses		Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$204,873	$264	$(3,645)		$201,492	$193,902	$2,643	$(134)	$196,411
Government-sponsored enterprises	108,016	1,111	(11)		109,116	239,609	605	(562)	239,652
Structured notes (*)	31,813	1,049	(3,356)		29,506	12,128	–	(38)	12,090
Government and corporate debentures – floating interest rate	4,771	1	(15)		4,757	21,764	7	(11)	21,760
Mortgage and asset backed securities	24	–	(***	)–	24	–	–	–	–

	$349,497	$2,425	$(7,027)		$344,895	$467,403	$3,255	$(745)	$469,913

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2008				2009
	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized Cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$423,641	$3,514	$(7,203)	$419,952	$726,117	$13,823	$(1,342)	$738,598
Government-sponsored enterprises	82,307	2,831	–	85,138	93,049	1,551	(267)	94,333
Government and corporate debentures – floating interest rate	10,922	–	(476)	10,446	120,975	459	(140)	121,294
Mortgage and asset backed securities	1,991	8	–	1,999	–	–	–	–
Auction rate securities (**)	11,910	–	–	11,910	8,776	–	–	8,776

	$530,771	$6,353	$(7,679)	$529,445	$948,917	$15,833	$(1,749)	$963,001

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 4:-            MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2009
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	unrealized losses	Fair value	unrealized losses

Government and corporate debentures – fixed interest rate	$260,225	$(1,475)	–	–	$260,225	$(1,475)
Government-sponsored enterprises	155,577	(830)	–	–	155,577	(830)
Structured note (*)	12,090	(38)	–	–	12,090	(38)
Government and corporate debentures – floating interest rate	45,107	(151)	–	–	45,107	(151)

	$472,999	$(2,494)	–	–	$472,999	$(2,494)

	December 31, 2008
	Investments with continuous unrealized losses for less than 12 months			Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses		Fair value	unrealized losses	Fair value	unrealized losses

Government and corporate debentures – fixed interest rate	$374,248	$(10,848)		–	–	$374,248	$(10,848)
Government-sponsored enterprises	15,431	(11)		–	–	15,431	(11)
Structured notes (*)	9,903	(1,912)		8,556	(1,444)	18,459	(3,356)
Government and corporate debentures – floating interest rate	14,022	(491)		–	–	14,022	(491)
Asset backed securities	24	(***	)–	–	–	24	(***	)–

	$413,628	$(13,262)		$8,556	$(1,444)	$422,184	$(14,706)

(*) The structured note as of December 31, 2009, is comprised solely of an inverse floating interest rate bond, maturing during March 2010. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR).

(**) The balance is comprised of four auction rate securities, which have suffered from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, we obtain a third party valuation to determine the fair values of these securities (see Note 5).

(***) Less than $1.

As of December 31, 2008 and 2009, interest receivable amounted to $ 11,371 and $ 12,400, respectively, and is included within other current assets in the balance sheets.

The Company recognized in 2009 an other-than-temporary impairment in a total amount of $3,134 related to its auction rate securities loss and a gain of $1,857 on sale of marketable securities that were impaired in 2008.

The other-than-temporary loss recognized in earnings during 2008 was $ 11,221, out of which $6,290 pretax was related to auction rate securities. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 5:-            FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents, short-term deposits, marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Cash equivalents, short-term deposits, marketable securities, except investments in auction rate securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$281,427	$–	$–	$281,427
Commercial papers	–	22,780	–	22,780
Government and corporate debentures – fixed interest rate	–	6,004	–	6,004

Marketable securities:	–		–
Government and corporate debentures – fixed interest rate	–	935,009	–	935,009
Government-sponsored enterprises	–	333,985	–	333,985
Structured notes	–	12,090	–	12,090
Government and corporate debentures – floating interest rate	–	143,054	–	143,054
Auction rate securities	–	–	8,776	8,776

Foreign currency derivative contracts	–	435	–	435

Total Financials Assets	$281,427	$1,453,357	$8,776	$1,743,560

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 5:-            FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$398,534	$–	$–	$398,534
Commercial papers	–	12,502	–	12,502
Treasury notes	–	13,998	–	13,998
Short-term deposits	–	26,302	–	26,302
Marketable securities:
Government and corporate debentures – fixed interest rate		621,444	–	621,444
Government-sponsored enterprises	–	194,254	–	194,254
Structured notes	–	29,506	–	29,506
Government and corporate debentures – floating interest rate		15,203	–	15,203
Asset-backed securities		2,023	–	2,023
Auction rate securities	–	–	11,910	11,910
Foreign currency derivative contracts	–	860	–	860

Total Financials Assets	$398,534	$916,092	$11,910	$1,326,536

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2009. The Company’s Level 3 instruments consist of Auction Rate Securities classified as available-for-sale with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity.

Fair value measurements using significant unobservable inputs (Level 3):

Auction rate securities

Balance at January 1, 2008	–
Transfer to Level 3	$18,920
Unrealized losses included in earning (other than temporary impairment)	(6,290)
Balance at December 31, 2008	11,910
Unrealized losses included in earning (other than temporary impairment)	(3,134)

Balance at December 31, 2009	$8,776

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 6:-            PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2009

Cost:
Computers and peripheral equipment	$46,578	$52,830
Office furniture and equipment	5,063	5,311
Building	32,025	32,201
Leasehold improvement	5,484	4,423

	89,150	94,765
Accumulated depreciation and amortization	48,902	55,829

Property and equipment, net	$40,248	$38,936

In March 2006, the Company purchased a tract of land and a building in Tel-Aviv, Israel, for a total amount of $ 35,250. Additional payments for taxes related to the purchase and for the building renovations totaled $ 7,043, $ 2,614 and $ 176 in 2007, 2008 and 2009, respectively. The Company moved into the new building in May 2007, and commenced depreciation of the building at that time.

During 2008 and 2009, the Company recorded a reduction of $ 6,521 and $ 1,947, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 7:-            GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill for the years ended December 31, 2008 and 2009 are as follows:

	Year ended December 31,
	2008	2009

Goodwill, beginning of year	$664,910	$664,602
Acquisition of Nokia Appliance Business	–	43,856
Adjustment	(308)	–

Goodwill, end of year	$664,602	$708,458

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 7:-            GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

		December 31,
	Useful life	2008	2009
Original amount:
Core technology	2-5	$135,859	$139,008
Trademarks and Trade names	3-20	25,660	26,476
Customer relationship	2-5	53,580	65,489
In process research and development	(*)	–	2,741
Backlog	0.5	–	1,280
Contracts	4	910	–

		216,009	234,994
Accumulated amortization:
Core technology		67,173	73,739
Trademarks		3,618	5,281
Customer relationship		21,157	40,502
Backlog		–	1,280
Contracts		910	–

		92,858	120,802
Other intangible assets, net:
Core technology		68,686	65,269
Trademarks		22,042	21,195
Customer relationship		32,423	24,987
In Process Research and development		–	2,741

		$123,151	$114,192
(*) Will be determined upon completion of development

The estimated future amortization expense of other intangible assets as of December 31, 2009 is as follows:

2010	$48,311
2011	42,504
2012	4,905
2013	1,576
2014	1,576
2015 and thereafter	12,579

$111,451

NOTE 8:-            EMPLOYEE AND PAYROLL ACCRUALS

As of December 31, 2008 and 2009, employee and payroll accruals include a total amount of $ 5,569 and $ 5,273, respectively, related to payroll accrued for the benefit of certain related parties since 2001 until 2007 and 2002 until 2005, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 9:-            ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2008	2009

Income taxes payable	$18,456	$24,851
Accrued products and licenses costs	11,118	22,276
Current deferred tax liability, net	7,238	7,420
Marketing expenses payable	4,506	5,176
Legal accrual	3,383	11,025
Purchase commitment to subcontractors	–	4,486
Accrued expenses	13,764	17,750

	$58,465	$92,984

NOTE 10:-          COMMITMENTS AND CONTINGENT LIABILITIES

a.           Lease commitments

Certain facilities of the Company are rented under operating lease agreements that expire between 2010 and 2014. Certain of these agreements have immaterial free rent payment provisions. The Company recognizes rent expense under such arrangements on a straight-line basis. The Company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2009, were as follows:

2010	$6,576
2011	3,427
2012	1,705
2013	391
2014	87

$12,186

Rent expenses for the years ended December 31, 2007, 2008 and 2009, were $ 8,295, $ 7,307 and $ 7,068, respectively.

b.           Litigation:

Following audits of the Company’s 2002 and 2003 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging the Company’s positions on several issues including matters, such as the usage of funds earned by its approved enterprise for investments outside of Israel, deductibility of employee’s stock options expenses, percentage of foreign ownership of its shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by the Company’s wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from the Company to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 963 million with respect to 2002 (assessment received on Dec 27, 2007) and NIS 151 million with respect to 2003 (assessment received on May 29, 2008), in each case including interest as of the assessment date. The Company has appealed the orders relating to both years with the Tel-Aviv District Court, and these appeals are pending. There can be no assurance that the Court will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of our current provisions. In addition the ITA is currently examining the income tax returns for the years 2004-2007. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 817 million with respect to these years (assessment received on August 2, 2009) including interest as of the assessment date. The Company appealed such assessment and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, in such an event, an order will be issued.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-          COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company is currently engaged in various legal disputes with two minority shareholders of the Company’s subsidiary SofaWare Technologies Ltd. One shareholder alleges the Company is oppressing him as minority shareholder and is seeking to compel the Company to purchase his shares which he estimates at NIS 16 million which is subject to change. The other minority shareholder claims that minority shareholders, himself included, are entitled to exercise veto rights with respect to certain actions of SofaWare. The same shareholder also filed a derivative claim against the Company on behalf of SofaWare. On February 14, 2008, the court partially accepted these claims and ordered that the Company pay SofaWare NIS 13 million plus interest. The Company has appealed this ruling. The Company’s management believes that the claims filed by these two minority shareholders are without merit and intends to contest these claims vigorously.

The Company is also engaged in additional litigation with these two minority shareholders, including a claim filed by the Company in the Tel-Aviv District Court on December 3, 2009 against these two minority shareholders for the amount of approximately NIS16 million due to damages caused to the Company in connection with the development of a new product and such shareholders violation of their obligations to act in good faith.

We have also been named as a defendant in three patent related lawsuits: 1) Information Protection and Authentication of Texas, LLC filed a complaint against us on December 30, 2008 in the Eastern District of Texas, alleging infringement by us of U.S. patents nos. 5,311,591 and 5,412,717 and seeking an injunction and an unspecified amount of damages; 2) Enhanced Security Research filed a complaint against us on June 6, 2009 in the District of Delaware, alleging patent infringement; and 3) MPH filed a complaint against us on February 3, 2010, in the Northern District of Illinois, alleging patent infringement. All of the above complaints are filed against multiple security vendors and all of the plaintiffs are non practicing entities. They are businesses established to hold the patent. To date, no claim has alleged infringement against our core technology. Further, we currently intend to vigorously defend these claims. However, as with most litigation the outcome is difficult to determine.

Further, the Company is the defendant in various lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of its business. The resolution of these matters is not expected to have a significant effect on the Company’s financial position, results of operations or cash flows.

The Company has increased its legal accrual to $11,025 to address various matters inclusive of the applicable litigation claims set forth above.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME

a.	A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2008	2009

Beginning balance	$78,545	$101,230
Additions for prior year tax positions	18,736	28,264
Additions for current year tax position	3,949	3,414

Ending balance	$101,230	$132,908

As of December 31, 2009, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2007, 2008 and 2009, the Company recorded $3,400, $5,904 and $8,239, respectively for interest expense related to uncertain tax positions. As of December 31, 2008 and 2009, the Company had accrued interest liability related to uncertain tax positions in the amounts of $15,504 and $23,743, respectively, which is included within income tax accrual on the balance sheets.

Domestically, the Israeli Tax Authorities (“ITA”) issued an order with respect to income tax returns of the Company for years 2002 and 2003. The ITA disagreed with several of the Company’s positions as it pertains to the treatment of taxes. In addition, the ITA is currently examining the income tax returns for the years 2004-2007. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 817 million with respect to these years (assessment received on August 2, 2009) including interest as of the assessment date. The Company appealed such assessment and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, in such an event, an order will be issued (see Note 10b).

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

1.           Corporate tax structure:

Taxable income of Israeli companies is subject to tax at the rate of, 29% in 2007, 27% in 2008, 26% in 2009, 25% in 2010, 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME (Cont.)

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Check Point Ltd. is entitled to tax benefits under the Law. Certain production and development facilities of Check Point Ltd. have been granted “Approved Enterprise” status pursuant to the Law, which provides certain tax benefits to its investment programs.

A company that obtained an Approved Enterprise approval may elect to forego the entitlement to grants and apply for an alternative package of tax benefits (the “Alternative Package”). Under the Alternative Package, undistributed income from the Approved Enterprise operations is fully tax exempt (the “tax holiday”) for a defined period and is subject to reduced tax for an additional defined period.

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

Check Point Ltd. has been granted the status of Approved Enterprises, under the Law, in six investment programs (the “Programs”). Out of the Programs, the Company’s benefit period related to its first and second investment programs ended, therefore, the Company’s income attributed to these investment programs is not entitled to tax benefits. For all of such Approved Enterprises, the Company has elected the Alternative Package.

As of December 31, 2009, Check Point Ltd. has elected the status of Privileged Enterprise, under the Amendment, for its seventh and eighth plans.

The tax benefits attributable to the Company’s current Approved and Privileged Enterprises are scheduled to expire in phases by 2017.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME (Cont.)

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

The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2009, the Company repurchased 73,589,872 of its Ordinary shares in a total amount of $ 1,568,590. The Company’s retained earnings attributed to taxable income are higher than the total shares repurchased and therefore should not trigger a deemed-dividend event. For further information about the Company’s repurchase program refer to Note 12e.

Out of the Company’s retained earnings as of December 31, 2009, $ 713,007 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%), and an income tax liability of up to $ 163,617 would be incurred as of December 31, 2009.

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprise, will subject the Company to taxes upon distribution in any manner including complete liquidation. As of December 31, 2009, the Company has $ 533,904 tax-exempt income attributed to its Privileged Enterprise plan. In case of distribution or complete liquidation of the Company, it would be taxed at the reduced corporate tax rate between 10%-25% and an income tax liability of up to $ 90,111 would be incurred as of December 31, 2009.

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

NOTE 11:-          TAXES ON INCOME (Cont.)

Income from sources other than the Approved and Privileged Enterprise programs is subject to tax at regular Israeli corporate tax rate.

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations the Israeli company is calculating its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Undistributed earnings amounted to $211,283 as of December 31, 2009. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in their foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2008 and 2009, the Company’s deferred taxes were in respect of the following:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME (Cont.)

	December 31,
	2008	2009

Carry-forward tax losses	$276,724	$269,469
Deferred revenues	3,429	3,194
Employee stock based compensation	15,344	14,316
Accrued employees costs	3,900	3,098
Reserves and allowances	2,984	4,137
Unrealized losses on marketable securities, net	1,255	–
Fixed assets	2,566	3,070
Intangible assets	–	2,314
Tax credits	8,523	9,791

Deferred tax assets before valuation allowance	314,725	309,389
Valuation allowance	(280,393)	(275,013)

Deferred tax asset	34,332	34,376

Intangible assets	(34,058)	(23,681)
Unrealized gains on marketable securities, net	–	(4,039)
Other	(313)	(604)

Deferred tax liability	(34,371)	(28,324)

Deferred tax asset (liability), net	$(39)	$6,052

	December 31,
	2008	2009

Domestic:
Current deferred tax asset, net	$1,129	$634
Non current deferred tax asset, net	9,502	9,772

	10,631	10,406
Foreign:
Current deferred tax asset, net	9,292	8,167
Current deferred tax liability, net	(7,238)	(7,420)
Non current deferred tax asset, net	9,501	6,535
Non current deferred tax liability	(22,225)	(11,636)

	(10,670)	(4,354)

	$(39)	$6,052

Current deferred tax asset, net, is included within other current assets in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME (Cont.)

The subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forwards of net operating loss and research and development tax credit. ASC No. 718 prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The Company has recorded a valuation allowance for the research and development credit carry-forwards due to uncertainties about whether it will be able to utilize these assets before they expire. The net change in the valuation allowance was $ 5,380, which primarily relates to stock option benefits and were accounted for as a credit to additional paid-in-capital.

Through December 31, 2009, the U.S. subsidiaries had a U.S. federal loss carryforward of approximately $ 665,000 resulting from tax benefits related to employees stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring before 2025. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2009, the U.S. subsidiaries had a U.S. state net loss carryforward of approximately $ 674,000, which expire between fiscal 2010 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2009, the U.S. subsidiaries had research and development tax credits of approximately $ 8,960, which expire between fiscal 2011 and fiscal 2028 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised of the following:

	Year ended December 31,
	2007		2008	2009

Domestic	$304,883		$350,963	$421,471
Foreign	24,418	(*)	35,192	24,327

	$329,301		$386,155	$445,798

(*) Including write-off of acquired in-process research and development of $ 17,000 in 2007

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME (Cont.)

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2007	2008	2009

Current	$67,560	$76,223	$99,661
Deferred	(19,323)	(14,034)	(11,386)

	$48,237	$62,189	$88,275

Domestic	$45,015	$59,870	$85,626
Foreign	3,222	2,319	2,649

	$48,237	$62,189	$88,275
Domestic taxes:
Current	$47,512	$62,650	$88,398
Deferred	(2,497)	(2,780)	(2,772)

Total domestic taxes	45,015	59,870	85,626

Foreign taxes - US:

Federal taxes:
Current	8,205	7,101	7,166
Deferred	(4,160)	(2,762)	1,281

	4,045	4,339	8,447
State taxes:
Current	734	650	977
Deferred	(642)	226	423

	92	876	1,400
Other international locations:
Current	11,109	5,822	3,120
Deferred	(12,024)	(8,718)	(10,318)

	(915)	(2,896)	(7,198)

Total foreign taxes	3,222	2,319	2,649

Taxes on income	$48,237	$62,189	$88,275

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-          TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2007	2008	2009

Income before taxes as reported in the statements of income	$329,301	$386,155	$445,798

Statutory tax rate in Israel	29%	27%	26%

Decrease in taxes resulting from:
Effect of “Approved and Privileged Enterprise” status (*)	(14%)	(12%)	(13%)
Foreign exchange (see note h below)	–	1%	1%
Stock based compensation – non deductible expense	– )**	2%	1%
Others, net	– )**	(2%)	5%

Effective tax rate	15%	16%	20%

(*) Basic earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.21	$0.21	$0.27

Diluted earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.20	$0.21	$0.27

(**) less than 1%

h.	Measurement of income tax in foreign subsidiaries:

Results of the Company’s subsidiary for tax purposes are measured and reflected in terms of earnings in SEK. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the SEK/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-f, the Company’s subsidiary has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities resulting from changes in exchange rate.

NOTE 12:-          SHAREHOLDERS’ EQUITY

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

NOTE 12:-          SHAREHOLDERS’ EQUITY (Cont.)

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

During 2007, 2008 and 2009, employees purchased 389,367, 474,550 and 478,231 Ordinary shares at average prices of $ 16.73, $ 18.29 and $ 19.19 per share, respectively.

As of December 31, 2009, 2,538,912 Ordinary shares were available for future issuance under the ESPP.

In accordance with ASC No. 820, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2007, 2008 and 2009, the Company recognized $ 1,666, $ 2,770 and $ 3,061, respectively, of compensation expense in connection with the ESPP.

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

Under the Company’s 2005 equity incentive plans (the “2005 Plans”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans. In addition to granting stock options, since 2006, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 2005 Plans. The Company does not record compensation expenses for performance based options for which the grantees did not reach the performance targets. RSUs vest over a four year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

Under the 2005 Plans, the Company’s non-employee directors receive an automatic annual option grant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-          SHAREHOLDERS’ EQUITY (Cont.)

In connection with its acquisition of Protect Data in January 2007, the Company assumed all of the outstanding stock options under the Pointsec Mobile Technologies Inc. 2003, 2005 and 2006 Stock Option Plans (the “Pointsec Plans”), which were converted into options to purchase 751,769 shares of the Company’s Ordinary shares. These stock options generally have terms of between five and six years and generally vest over a three-year period. Options that are cancelled or forfeited before expiration do not become available for future grant.

Under the terms of the 2005 Plans, options to purchase 50,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2009, 56,110,078 Ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2009, 10,248,006 options and RSUs were outstanding under the 2005 Plans, 7,858,758 options were outstanding under the plans approved in 1996, 50,270 were outstanding under the Zone Labs plan and 55,664 were outstanding under the Pointsec Plan.

A summary of the Company’s stock option activity and related information, including options under the Zone Labs 1998 Stock Option Plan assumed by the Company (in connection with the Zone Labs acquisition in 2004) and Pointsec Plans, is as follows:

	Options (in thousands)			Weighted average exercise price
	2007	2008	2009	2007	2008	2009

Outstanding at beginning of year	24,606	24,156	21,582	$23.17	$22.02	$20.97
Granted	2,927	1,900	1,845	$21.29	$23.21	$25.86
Exercised	(1,339)	(1,713)	(6,039)	$13.82	$16.41	$16.40
Expired	(1,043)	(1,761)	(591)	$53.17	$41.89	$23.31
Forfeited	(995)	(1,000)	(196)	$26.76	$21.45	$19.60

Outstanding as of December 31,	24,156	21,582	16,601 (*)	$22.02	$20.97	$23.12

Exercisable as of December 31,	15,074	14,629	10,469	$22.32	$20.47	$22.86

(*)
As of December 31, 2009, approximately 16.4 million options were outstanding and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-          SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2009
	Options	Aggregate intrinsic value
	(in thousands)

Outstanding at beginning of year	21,582	$25,790
Granted	1,845	N/A
Exercised	(6,039)	63,213
Forfeited	(787)	N/A

Outstanding as of December 31,	16,601	$181,798	(**)

Exercisable as of December 31,	10,469	$118,490	(***)

(**)
Represents intrinsic value of 16,533 thousand outstanding options that are in-the-money as of December 31, 2009. The remaining 68 thousand outstanding options are out of the money as of December 31, 2009, and their intrinsic value was considered as zero.

(***)
Represents intrinsic value of 10,402 thousand exercisable options that are in-the-money as of December 31, 2009. The remaining 67 thousand exercisable options are out of the money as of December 31, 2009, and their intrinsic value was considered as zero.

The following table summarizes information relating to RSUs, as well as changes to such awards during 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	Number (in thousands)

Outstanding at beginning of year	980	1,232	1,398
Granted	593	676	755
Vested	(174)	(245)	(398)
Forfeited	(167)	(265)	(143)

Outstanding as of December 31,	1,232	1,398	1,612

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2007, 2008 and 2009 were $ 23.79, $ 22.25 and $ 23.87, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-          SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2009, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number outstanding (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

2.99-7.43	57	1.53	5.97	57	1.53	5.97
15.99-16.80	2,346	3.52	16.79	1,920	3.51	16.79
17.43-21.95	2,555	2.67	20.06	1,353	1.70	19.85
22.41-23.46	3,630	2.82	23.17	2,671	2.74	23.16
23.65-23.65	2,125	4.67	23.65	1,325	4.67	23.65
24.01-26.77	2,700	6.18	25.44	575	5.67	24.01
26.99-32.31	3,120	1.53	27.02	2,500	1.49	26.99
79.79-79.79	68	0.57	79.79	68	0.57	79.79

2.99-79.79	16,601	3.42	23.12	10,469	2.83	22.86

The weighted average fair values at grant date of options granted for the years ended December 31, 2007, 2008 and 2009, with an exercise price equal to the market value at the date of grant were $ 11.92, $ 9.61 and $ 9.98, respectively. The weighted average fair values at grant date of options assumed in Protect Data’s acquisition with an exercise price lower than the market value at the date of grant was $ 12.64.

As of December 31, 2009, the Company had approximately $ 66,863 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards, expected to be recognized over four years.

e.
The Company’s board of directors approved five programs to repurchase Ordinary shares for a total of $ 1,600,000. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $ 200,000 of its Ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $ 200,000, of its Ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $ 200,000 of its Ordinary shares. The fourth program was announced on May 22, 2006, and ended on March 5, 2008, and authorized the repurchase of up to $ 600,000 of its Ordinary shares. The fifth program was announced on March 26, 2008, and as of December 31, 2009 is still in effect, and authorizes the repurchase of up to $ 400,000 of its Ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company repurchased during 2007, 2008 and 2009 approximately 9.02, 10.9 and 7.81 million shares, respectively, at a total cost of $ 209,757, $ 239,542 and $ 202,285, respectively. The average purchase price per share during 2007, 2008 and 2009 was $ 23.26, $ 21.95 and $ 25.89, respectively. Such purchases of Ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity. As of December 31, 2009, there is approximately $ 31,411 remaining out of the $400,000 authorized under the share repurchase program in 2008. On January 27, 2010, a sixth program was announced, and authorized the repurchase of up to $250,000 of Ordinary shares.

Through December 31, 2009, the Company reissued 21,555,289 of its repurchased Ordinary shares in consideration for the exercise of stock options and restricted shares by employees and for shares issued under the ESPP.

NOTE 13:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2007	2008	2009

Net income	$281,064	$323,966	$357,523

Weighted average Ordinary shares outstanding (in thousands)	222,548	214,361	209,371

Dilutive effect:
Employee stock options and RSUs (in thousands)	2,894	2,307	2,837

Diluted weighted average Ordinary shares outstanding (in thousands)	225,442	216,668	212,208

Basic earnings per Ordinary share	$1.26	$1.51	$1.71

Diluted earnings per Ordinary share	$1.25	$1.50	$1.68

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following present total revenues for the years ended December 31, 2007, 2008 and 2009, and long-lived assets as of December 31, 2008 and 2009, by geographic area:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share amounts)

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

1.      Revenues based on the channel partners’ location:

	Year ended December 31,
	2007	2008	2009

Americas, principally U.S.	$329,681	$349,614	$395,835
Europe, Middle East and Africa	319,871	360,161	405,334
Asia Pacific and Japan	81,325	98,715	123,248

	$730,877	$808,490	$924,417

2.      Long-lived assets:

	December 31
	2008	2009

U.S.	$196,739	$196,336
Israel	52,182	118,827
Sweden	594,513	561,128
Rest of the world	754	1,173

	$844,188	$877,464

b.	Financial income, net:

	Year ended December 31,
	2007	2008	2009

Financial income:
Interest income	$48,375	$51,776	$41,346
Amortization of marketable securities premium and accretion of discount, net	247	–	–
Realized gain on sale of marketable securities	867	125	–
Foreign currency re-measurement gain and others	3,327	–	2,061

	52,816	51,901	43,407
Financial expense:
Amortization of marketable securities premium and accretion of discount, net	–	3,099	8,414
Foreign currency re–measurement loss	–	4,311	–
Realized loss on sale of marketable securities	1,850	1,619	1,897
Others	1,241	1,996	1,038

	3,091	11,025	11,349

	$49,725	$40,876	$32,058

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed

Chief Executive Officer and Chairman of the Board

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: March 29, 2010.