Form 20-F
period 2010-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2011-04-01
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2010. 208,414,687 ordinary shares, NIS 0.01 nominal value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Forward-Looking Statements

Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding trends related to our business and our expectations, beliefs, intentions or strategies regarding the future. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements also include, but are not limited to, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to increased use of Internet technologies, continued expansion of connectivity services, increased threats to the Internet and to data and network security, acceleration of the use of networks, the need and demand for network, gateway and virtual security, the need and demand for flexible and extensible security, the demand for our new blade architecture and adoption of new licensing offerings, increasing demands on enterprise security systems, the impact of our relationship with our technology partners on our sales goals, the contribution of our products to our future revenue, our development of future products, and our ability to integrate, market and sell acquired products and technologies; and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, our expectations regarding our business and the markets in which we operate and into which we sell products, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, the adequacy of our capital resources, share repurchases by us, and dividend payments by us.

Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth in “Item 3 – Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date of the filing and reasonable assumptions. We undertake no obligation to update or revise any of the forward-looking statements after the date of the filing, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2006 to 2010. The selected consolidated statement of income data for the years 2008, 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2006 and 2007, and the selected consolidated balance sheet data at December 31, 2006, 2007 and 2008, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues	$575,141	$730,877	$808,490	$924,417	$1,097,868

Operating expenses (*):
Cost of revenues	36,431	82,301	92,609	133,270	163,973
Research and development	62,210	80,982	91,629	89,743	105,748
Selling and marketing	157,114	217,491	214,439	220,877	235,301
General and administrative	43,503	53,527	53,313	56,409	57,244
Restructuring and other acquisition related costs	—	—	—	9,101	588
Acquired in-process R&D	1,060	17,000	—	—	—

Total operating expenses	300,318	451,301	451,990	509,400	562,854

Operating income	274,823	279,576	356,500	415,017	535,014
Financial income, net	63,647	49,725	40,876	32,058	30,164
Other-than-temporary impairment, net of gain on sale of marketable securities previously impaired (**)	—	—	(11,221)	(1,277)	(785)
Income before taxes on income	338,470	329,301	386,155	445,798	564,393
Taxes on income	60,443	48,237	62,189	88,275	111,567

Net income	$278,027	$281,064	$323,966	$357,523	$452,826

Basic earnings per share	$1.18	$1.26	$1.51	$1.71	$2.18
Shares used in computing basic earnings per share	235,519	222,548	214,361	209,371	208,106
Diluted earnings per share	$1.17	$1.25	$1.50	$1.68	$2.13
Shares used in computing diluted earnings per share	236,769	225,442	216,668	212,208	212,933

(*)	Including pre-tax charges for amortization of intangible assets, acquisition related expenses and stock-based compensation in the following items:

Amortization of intangible assets and acquisition related expenses
Cost of products and licenses	$5,414	$27,724	$24,554	$28,224	$32,826
Selling and marketing	604	12,260	12,428	22,429	16,309
Research and Development	—	—	—	—	2,741
General and administrative	927	—		—	—

Stock-based compensation
Cost of products and licenses	$39	$65	$48	$47	$49
Cost of software updates, maintenance and services	470	668	684	641	984
Research and development	9,371	4,309	5,037	6,649	7,325
Selling and marketing	7,997	8,780	6,855	5,032	7,279
General and administrative	18,515	20,230	19,703	18,538	19,543

(**)	The year ended December 31, 2008 includes a write down of $11.2 million of marketable securities. The year ended December 31, 2009 includes a write down of $3.1 million related to auction rates securities, net of a $1.8 million gain on the sale of marketable securities that were written down in 2008. The year ended December 31, 2010 includes a write down of $0.8 million of marketable securities.

	December 31,
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$967,805	$692,316	$791,976	$648,944	$753,672
Total assets	2,080,793	2,368,575	2,593,616	3,069,594	3,605,302
Shareholders’ equity	1,711,533	1,856,955	2,015,865	2,319,718	2,719,331
Capital stock	423,155	465,104	504,182	528,648	581,050

Risk Factors

If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline and you could lose part or all of your investment.

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

•	the ability of their respective infrastructures to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

•	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

•	general economic conditions in the markets in which we, our customers and our suppliers operate.

In 2010, economies around the world and financial markets improved but concern continued caused by a multitude of factors, including adverse credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns and other factors. During this period, many companies reduced expenditures, and a significant proportion of such companies have remained reluctant to increase expenditures as the economy has improved. If adverse economic conditions return, it may cause our customers to again reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc., WatchGuard Technologies, Inc., McAfee, Inc. (which was recently acquired by Intel Corporation) and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation and IBM Corporation with respect to specific products that we offer. There are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

Some of our current and potential competitors have various advantages over us, including longer operating histories; access to larger customer bases; significantly greater financial, technical and marketing resources; a broader portfolio of products, applications and services; and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios and larger customer bases may be better able to withstand a reduction in spending on information and network security solutions, as well as a general slowdown or recession in economic conditions in the markets in which they operate. In addition, some of our competitors have greater financial resources than we do, and they have offered, and in the future may offer, their products at lower prices than we do, particularly when economic conditions are weak, which may cause us to lose sales or to reduce our prices in response to competition.

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

Further, vendors of operating system software, networking hardware or central processing units, or CPUs, may enhance their products to include functionality that is currently provided by our products. The widespread inclusion of similar functionality to that which is offered by our solutions, as standard features of operating system software and networking hardware could significantly reduce the demand for our products, particularly if the quality of such functionality were comparable to that of our products. Furthermore, even if the network or application security functionality provided as standard features by operating systems software and networking hardware is more limited than that of our solutions, a significant number of customers may elect to accept more limited functionality in lieu of purchasing additional products.

We may not be able to continue competing successfully against our current and future competitors, and increased competition may result in price reductions, reduced gross margins and operating margins, reduced net income, and loss of market share, any of which will materially adversely affect our business, operating results, and financial condition. If any of the events described above occur, our business, operating results and financial condition could be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

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

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

•	issue equity securities which would dilute current shareholders’ percentage ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

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

In addition, if we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with manufacturers, distributors and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business;

•	use of substantial portions of our available cash to consummate the acquisition; or

•	unrealistic goals or projections for the acquisition.

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits.

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2010, we derived approximately 59% of our sales from our 10 largest distributors, with the largest distributor accounting for approximately 18% of our sales, and the second largest distributor accounting for approximately 17% of our sales. In each of 2009 and 2010, these two distributors accounted for approximately 35% of our sales in the aggregate. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

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

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products primarily under our UTM-1, Power-1, IP Series and related brands, as well as related revenues from software updates, maintenance and other services. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance and support services represent an additional revenue source. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

We incorporate third party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims

Our products contain certain technology that we license from other companies. Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third party technology into our products could materially and adversely affect our business, operating results and financing condition.

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

We are the defendants in various lawsuits and are also subject to certain tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In particular, following audits of our 2002 through 2005 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, withholding on buy-back percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,412 million with respect to these four years (this amount includes interest through the respective assessment dates). We have appealed the orders relating to all four years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions. In addition, the ITA has issued preliminary assessments for 2006 and 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 410 million with respect to these two years, including interest through the assessment date of August 2, 2009. We have filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept our positions on matters raised and, if it does not, an order will be issued.

We are currently named as a defendant in four patent related lawsuits. All of the lawsuits were filed against multiple security vendors and all of the plaintiffs are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine.

In the first quarter of 2011, we settled all litigation relating to our SofaWare subsidiary. As part of the settlement we acquired the SofaWare shares held by its co-founders, bringing our total SofaWare holdings to almost 90% of the outstanding shares. We are currently in the process of acquiring the remaining shares, and we expect that SofaWare will become a wholly-owned subsidiary.

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

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources

In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the technology industry are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. We have been named as a defendant in this type of litigation in the past. Any litigation of this sort could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to successfully protect our intellectual property rights

We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures, and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point.” We have certain patents in the United States and in several other countries, as well as pending patent applications. We cannot assure you that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, Israel or Sweden. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to our technology. If we are unable to secure, protect, and enforce our intellectual property rights, such failure could harm our brand and adversely impact our business, financial condition, and results of operations.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. As noted above, we are currently named in four patent-related intellectual property lawsuits. In addition, third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

We are exposed to various legal, business, political and economic risks associated with international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations

We sell our products worldwide, and we generate a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners, internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition may be materially adversely affected.

Our international revenues and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

•	technology import and export license requirements;

•	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

•	trade restrictions;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	changes in regulatory requirements;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	declines in general economic conditions;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	difficulties in complying with a variety of foreign laws and legal standards;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	differing labor standards;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which has an impact on our financial statements based on currency rate fluctuations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC regulations and NASDAQ Global Select Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. For example, many provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act are currently in the process of being implemented through regulatory action. The implementation of these laws and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and external auditor’s independent attestation on management’s assessment of the internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2010, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2010, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of the end of such period. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2011, our directors and executive officers owned approximately 21.8% of the voting power of our outstanding ordinary shares, or 24.8% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2011. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

We may be required to indemnify our directors and officers in certain circumstances

We have entered into agreements with each of our directors and senior officers to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements provide that we will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as our director or senior officer:

•	Monetary liability imposed on the director or senior officer in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

•

Reasonable legal costs, including attorneys’ fees, expended by a director or senior officer as a result of an investigation or proceeding instituted against the director or senior officer by a competent authority; provided, however, that such investigation or proceeding concludes without the filing of an indictment against the director or senior officer and either:

•	No financial liability was imposed on the director or senior officer in lieu of criminal proceedings, or

•	Financial liability was imposed on the director or senior officer in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

•	Reasonable legal costs, including attorneys’ fees, expended by the director or senior officer or for which the director or senior officer is charged by a court:

•	In an action brought against the director or senior officer by us, on our behalf or on behalf of a third party,

•	In a criminal action in which the director or senior officer is found innocent, or

•	In a criminal action in which the director or senior officer is convicted, but in which proof of criminal intent is not required.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $2,415 million as of December 31, 2010. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. During 2009 and 2010, we recorded an other-than-temporary impairment of marketable securities in the amount of $3.1 million and $0.8 million respectively. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested primarily in fixed-income securities and is affected by changes in interest rates which have declined considerably. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. In a declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Any significant decline in our financial income or the value of our investments as a result of falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2010, would have increased by $15.6 million.

Currency fluctuations may affect the results or our of operations or financial condition

Our functional and reporting currency is the U.S. Dollar. We generate a majority of our revenues in U.S. Dollars, and in 2010, we incurred approximately 35% of our expenses in foreign currencies, primarily Israeli Shekels, Euros and Swedish Krona. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. Dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. Dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the above currencies. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2010, we entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros, British Pounds and Swedish Krona.

We entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2010, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $187.7 million. We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks, and over the past year, we have incurred losses as a result of exchange rate fluctuations that have not been offset in full by our hedging strategy.

Additionally, our hedging activities may also contribute to increased losses as a result of volatility in foreign currency markets. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.

The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.

Foreign currency fluctuations, and our attempts to mitigate the risks caused by such fluctuations, could have a material and adverse effect on our results of operations and financial condition.

Our business and operations are subject to the risks of earthquakes, fire, floods and other natural catastrophic events, as well as manmade problems such as power disruptions or terrorism

Our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel or the U.S. or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, operating results and financial condition. In addition, acts of terrorism could cause disruptions in our or our customers’ businesses or the economy as a whole. Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster or by manmade problems, such as power disruptions or terrorism, could delay our research and development efforts. To the extent that such disruptions result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and operating results would be materially and adversely affected.

Specifically, on March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere.

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

Recent uprisings in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace, including as a result of changes in oil and gas prices. Our headquarters and research and development facilities are located in the State of Israel. Any events that affect the State of Israel may impact us in unpredictable ways, and may adversely affect our business and results of operations.

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

For the year ended December 31, 2010, our effective tax rate was 20%. There can be no assurance that our effective tax rate will not change over time as a result of changes in corporate income tax rates, changes in the tax laws of the various countries in which we operate and fluctuations in the growth rate of our business. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received. Additionally, some of these programs and the related tax benefits are available to us for a limited number of years, and these benefits expire from time to time.

Any of the following could have a material effect on our overall effective tax rate:

•	Some programs may be discontinued,

•	We may be unable to meet the requirements for continuing to qualify for some programs,

•	These programs and tax benefits may be unavailable at their current levels,

•	Upon expiration of a particular benefit, we may not be eligible to participate in a new program or qualify for a new tax benefit that would offset the loss of the expiring tax benefit, or

•	We may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in notes 10b and 11 to our consolidated financial statements.

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

Overview

Check Point’s mission is to secure the Internet. Check Point was founded in 1993, and has since developed technologies to secure communications and transactions over the Internet by enterprises and consumers. Eighteen years ago, risks and threats were limited and securing the Internet was relatively simple. A firewall and an antivirus solution generally provided adequate security for business transactions and communications over the Internet. Today, enterprises require many (in some cases 15 or more) point solutions to secure their information technology (IT) networks from the multitude of threats and potential attacks and are facing an increasingly complex IT security infrastructure.

Check Point’s core competencies are developing security solutions to protect business and consumer transactions and communications over the Internet, and reducing the complexity in Internet security. We strive to solve the security maze by bringing “more, better and simpler” security solutions to our customers.

Check Point develops, markets and supports a wide range of software, as well as combined hardware and software products and services for IT security. We offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways, and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time security updates.

Check Point was an industry pioneer with our FireWall-1 and our patented Stateful Inspection technology. Check Point has recently extended its IT security innovation with the development of our Software Blade architecture. The dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be customized to meet the security needs of any organization or environment.

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

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2010 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

Industry Background

Several key factors and trends affect enterprise security. These factors and trends include:

•

Continuing Evolution of Threats and Attacks. The continuing evolution of threats and attacks is a major factor driving the need for enterprise security. Over the years, these threats and attacks on IT systems have become more sophisticated and targeted. Hackers use technology, the Internet and deception to acquire sensitive information. After new threats, such as drive-by downloads, polluted the Internet in 2009, 2010 saw a number of targeted threats with devastating consequences. Operation Aurora, launched on January 14, 2010, targeted Google and approximately 20 other companies through a vulnerability in Microsoft Internet Explorer. Stuxnet, a Windows-specific computer worm was discovered in July 2010, as the first worm that spies on and reprograms industrial systems, and the first to include a programmable logic controller (PLC) rootkit. Stuxnet was reported to have targeted and damaged certain of Iran’s nuclear facilities in Natanz.

•

Increased Data Privacy and Compliance Regulation. The mounting number of governmental regulations around the world on data privacy and compliance is also impacting enterprise security. Enterprises need to put in place data security technologies to protect themselves from violating applicable laws regarding data privacy and protection, and to avoid experiencing data loss or data theft which could cause them to suffer reputational harm and governmental sanctions, fines and penalties.

•

Growth in Remote Connectivity. Another factor driving the need for enterprise security is the growing number of people who work remotely or who conduct their activities over mobile devices. Whether remote or mobile, workers need constant connectivity to the enterprise network. The need for increased connectivity has, in turn, expanded the need to safeguard and manage the access to information available over IT networks and to secure sensitive information contained on connected systems. In addition, remote and mobile users are seeking to access private enterprise networks and information from a growing spectrum of endpoint devices, including laptops, PDAs, smartphones, portable media players and removable media storage devices.

•

Rise of Cloud Computing. The rising adoption of cloud computing, or Internet-based computing, whereby shared servers provide resources, software and data to computers and other devices on demand, is another trend that is driving the need for enterprise security. The most common form of cloud computing, known as virtualization, appeals to enterprises as a way to streamline and consolidate their IT infrastructure while reducing costs. New virtual environments and public and private clouds jeopardize enterprises’ overall security posture if they are not deployed within the appropriate security infrastructure.

•

Growing Complexity in the IT Network. Another key trend affecting IT security is the complexity of deploying, managing and monitoring the many technologies needed to fully secure the enterprise IT network. Each security solution comes with its own management console and requires specific training, stretching IT department resources. Integrated security solutions are sought in an effort to keep the security infrastructure simple to manage yet flexible enough to make changes.

Check Point’s Vision for Security

In responses to these various trends and challenges, enterprises have been seeking to add layers of security to their existing infrastructure, multiplying the number of disparate point solutions that they deploy in an attempt to achieve a higher level of protection. Unfortunately, while adding new solutions, enterprises also create more IT infrastructure complexity, leaving them with a nearly unmanageable environment. In February 2011, Check Point announced its new vision, which seeks to redefine security and enable enterprises to address major security challenges with a strong security platform that elevates simplicity as a top priority. Check Point’s vision, known as 3D Security, redefines security as a business process that will allow enterprises to achieve the required level of security while streamlining operations. Check Point 3D Security combines policy, people and enforcement for stronger protection across all layers of security – network, endpoint, applications and data. With 3D Security, enterprises will be able to implement a blueprint for security that goes beyond technology to ensure the integrity of all information security within the network.

The three dimensions of Check Point’s vision are:

•

Policy: Security starts with a well-defined and widely-understood policy that outlines the enterprise’s needs and strategies. Many enterprises today do not have such a policy; and instead, they rely on lists of system-level checks and on a collection of disparate technologies that do not always deliver the desired level of security.

•

People: Users of IT systems are a critical part of the security process. It is often users who make mistakes that result in malware infections and information leakage. Most enterprises do not pay sufficient attention to the involvement of users in the security process, when, in fact, employees need to be informed and educated on the security policy and their expected behavior when accessing the enterprise network and data. At the same time, security should be as seamless and transparent as possible and should not change the way users work.

•

Enforcement: One of main requirements of security is gaining better control over the many layers of protection. Unfortunately, enterprises often find themselves losing control over the disparate policies from various point products. In many cases security systems generate violation reports but do not enforce the policy. Enterprises should and can achieve a higher level of visibility and control by consolidating their security infrastructure, and by using systems that prevent security incidents rather than just detecting them.

Product Offerings

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “software blades,” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), anti-virus, policy management or event analysis. The new architecture allows customers to select the exact security they need from a library of over 30 software blades, and to combine these blades into a single, centrally-managed solution. Customers can easily extend their security solutions by adding new software blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console.

The Software Blade architecture is the foundation of our network, endpoint and security management offerings. In 2010, we introduced new software blades such as Data Loss Prevention (DLP), Application Control, Security Gateway Virtual Edition and Multi-domain software blades to provide a comprehensive set of protections to our customers in the midst of evolving threats and IT trends.

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

•

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

•

Intrusion Prevention System (IPS) software blade – Monitors the network for malicious or unwanted traffic and is designed to be able to detect and block “known” and “unknown” attacks on the network or system. Our IPS software blade is supported by online security update services that provide the latest defense mechanisms, including “signatures” for the most recent attacks.

•

Virtual Private Networks (VPNs) software blade – Provides the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as laptops and other mobile devices) and the enterprise network.

•

Antivirus and Anti-Malware software blade – Stops viruses and other malware at the gateway before they affect users. Enables screening of specific application protocols such as Web traffic to allow/block access to specific Web addresses based on their content. It also includes screening for viruses to detect downloads of malicious applications.

•

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

•

Web Security software blade – Protects users and enterprises by restricting access to an array of potentially dangerous sites and content, blocking inappropriate Web surfing to over 20 million URLs. Content profiles are updated continually through a Check Point software update service.

•

Acceleration & Clustering software blade – Delivers a set of patented security acceleration technologies, SecureXL and ClusterXL, that work together to optimize performance and increase security in high-performance environments. These technologies improve overall throughput and reduce latency through several different techniques, such as load balancing and sharing.

•

Advanced Networking software blade – Adds dynamic routing, multicast support and Quality of Service (QOS) to security gateways. This software blade makes it easier for administrators to deploy security within complex and highly utilized network environments where performance and availability are critical.

•

Data Loss Prevention software blade – Introduced in 2010, it combines technology and processes to pre-emptively protect sensitive information – regulatory, confidential and proprietary – from unintentional loss. Its unique UserCheck™ technology brings a human factor to DLP by empowering users to remediate incidents in real-time while educating them on DLP policies. The included MultiSpect™ technology creates a data classification engine to assist in preventing inadvertent data loss.

•

Application Control software blade – Introduced in 2010, it enables enterprises to identify, allow, block or limit usage of thousands of Web 2.0 applications and leverages Check Point AppWiki, one of the world’s largest application libraries with over 90,000 Web 2.0 widgets and more than 4,500 Internet applications, including social networking, instant messaging and media streaming. Enterprises benefit from a unique combination of technology, user awareness with UserCheck™ and broad application control.

•

Mobile Access software blade – Launched in 2010 as a safe and easy solution to connect to corporate applications over the internet with smartphones, iPhones, tablets, iPads or PC. It provides enterprise-grade remote access via SSL VPN, allowing a simple, safe and secure connectivity to email, calendar, contacts and corporate applications. Users can easily download the Check Point Mobile App on their smartphone free of charge, get an activation code from their administrator and start to access their corporate resource safely.

Most of our products are sold as predefined bundles of “software blades.” These systems are offered as software only which run on a variety of operating systems or as “appliances” that include hardware and software directly from Check Point. Security Software blades that are sold as a service, including the IPS, antivirus and anti-malware, anti-spam and email security, Web security, DLP and Application control are recognized as part of our software updates, maintenance and services revenues.

Appliances:

•

Power-1 appliances – Enable enterprises to increase security in high-performance environments, such as large campuses or data centers. Our appliances include Firewall, IPsec VPN, IPS, Acceleration and Clustering, and Advanced Networking, to deliver a high-performance security platform for multi-Gbps environments.

•

IP appliances – Proven for years in complex networking and high-performance environments, Check Point IP Appliances, formerly Nokia IP appliances, offer customers turnkey security functionality, such as firewall, VPN and Intrusion Prevention (IPS) across a wide range of models.

•

UTM-1 appliances – Offer comprehensive all-in-one security designed to deliver out-of-box simplicity that is ideal for small and mid-sized businesses. Built-in security software including firewall, VPN, IPS, antivirus, anti-malware, anti-spam, email security and URL filtering across a wide range of models.

•

Series 80 appliances – Introduced in 2010 provides office security by extending Software Blades to offices outside of the network, delivering enterprise-grade security in the industry-leading smallest desktop form factor.

•

Safe@office and UTM-1 Edge N series appliances – Targeted at small and medium-sized business, these new appliances include tightly integrated security and networking features, such as Gigabit Ethernet supporting high-performance networking capabilities and seamless 3G and wireless connectivity supporting the latest IEEE 802.11n Wi-Fi standards.

Virtualization and Cloud Computing:

Consolidating multiple systems into a single hardware platform is a recent trend in the IT industry, including through virtualization. Another related trend is the use of shared computing services to outsource certain IT functions, including through cloud computing. Check Point has multiple offerings for these environments, enabling consolidating up to 250 physical Check Point gateways into a single high performance hardware platform.

•

VSX – Check Point gateways are available on a virtual security operations platform, enabling enterprises to consolidate multiple security gateways in a single hardware system and to secure virtual server environments. The VSX products that provide this capability are available on certain Check Point appliances, primarily Power-1 and IP Appliances, and are also offered as software which can run on open servers. VSX has been available since 2002.

•

Security Gateway Virtual Edition (VE) – VE enables the deployment of a Check Point security gateway within a virtualized server running the VMWare environment and provides security between the various virtual systems on that server as well as through the gateway to other parts of the network. VE was released in late 2008 and updated in August 2010.

2. Endpoint security

Our endpoint security offerings provide multiple software blades that run on individual computers connected to the network, such as desktop computers, laptop computers and other mobile devices. These offerings include:

•

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

•	Full Disk Encryption (FDE) software blade – Fully-encrypts all data stored on a PC, so that unauthorized parties cannot read any data even if they get physical access to the disk drive.

•

Media Encryption (ME) and Port Protection software blade – Enables encryption of data stored on mobile devices, such as CDs and DVDs and other external removable media, and allows an organization to control the transfer of information from individual computers to external devices, such as USB memory devices and external hard drives.

•	Remote Access VPN software blade – Enables mobile devices to securely access the enterprise IT network by encrypting all traffic and ensuring mobile devices and users are properly authenticated.

•

WebCheck Secure Browsing software blade – Segregates corporate data from the Internet with browser virtualization technology and provides advanced heuristics to stop users from accessing dangerous websites.

•

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

In March of 2010, to respond to the growing number of remote workers, Check Point introduced Check Point Abra. Check Point Abra turns any PC into a secure enterprise desktop, providing the user with access to company emails, files, and applications anywhere, whether offline or online through integrated virtual private network (VPN) connectivity. To safeguard sensitive data stored on Abra, the device utilizes several advanced security measures. Hardware and software encryption protects data at rest and when in use. Program Control regulates the types of applications used by Abra to protect the enterprise network from malware associated with unauthorized applications. Finally, virtualization technology isolates an Abra work session from the host PC, ensuring sensitive data remains on Abra and preventing data loss.

3. Security management

A key element in implementing our security technologies is the ability to effectively manage their deployment while ensuring consistent operations in accordance with an enterprise’s security policy. Our vision is to provide a single console for security management. This single console simplifies security management and reduces the need for multiple, sometimes conflicting, management systems that require a high degree of specialization and training. The key software blades included in our management offerings are:

•	Network Policy Management software blade – Provides comprehensive network security policy management via SmartDashboard, a single, unified console.

•	Endpoint Policy Management software blade – Enables central deployment, management, monitoring and enforcement of security policy for all endpoint devices across any sized organization.

•	Logging & Status software blade – Delivers comprehensive information in the form of logs and a complete visual picture of changes to gateways, tunnels, and users.

•	Monitoring software blade – Provides a complete view of network and security performance, enabling fast response to changes in traffic patterns and security events.

•	Management Portal software blade – Extends a browser-based view of security policies to outside groups, such as support staff, while maintaining central policy control.

•

User Directory software blade – Enables Check Point gateways to leverage directory servers (LDAP) based user information stores, eliminating the risks associated with manually maintaining and synchronizing redundant data stores.

•	IPS Event Analysis software blade – Provides a complete IPS event management system providing situational visibility, easy to use forensic tools, and reporting.

•	SmartProvisioning software blade – Provides centralized administration and provisioning of Check Point security devices via a single management console.

•	SmartWorkflow software blade – Delivers a formal process of policy change management that helps administrators reduce errors and enhance compliance.

•	Reporting software blade – Presents vast amounts of security and network data in graphical, easy-to-understand reports.

•	SmartEvent software blade – Turns security information into action with centralized, real-time security event correlation and management for Check Point security gateways and third-party devices.

•

Multi-domain software blades – The new software blades announced in August 2010 enable enterprises to segment their security management into virtual domains while consolidating their hardware infrastructure. In addition, the new software blades allow for stronger and better security with the deployment of consistent global policies across all domains.

We also offer our SMART-1 security management appliances that combine functionality, storage and turn-key deployment into a single device.

Our software blades run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for gateway and management offerings. Check Point offers integrated solutions that are sold and serviced jointly with key partners including Crossbeam Systems Inc. and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Microsoft Windows Mobile, Symbian, iOS and Android.

Technologies

We have developed and acquired a variety of technologies that secure networks, endpoints and information.

•

Stateful Inspection technology – Our patented Stateful Inspection technology is a premier network security technology. In order to provide accurate and highly efficient traffic inspection, Stateful Inspection extracts and maintains extensive “state information,” i.e., data that provide context for future screening decisions, from all relevant communication layers. Stateful Inspection runs on a network gateway or an endpoint, such as a PC, and enables our products to inspect network traffic at high speed. Our Stateful Inspection technology can be adapted to new protocols, software applications and security threats. It can be run on a wide range of operating systems.

•

Application Intelligence – Provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols and the underlying operating system.

•

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

•

Security and Network Traffic Enforcement – Based on our Stateful Inspection technology, the INSPECT engine scans all incoming and outgoing traffic at security enforcement points. These are typically located at the network perimeter as security gateways, on critical servers, or inside the network, dividing the network into separate segments. We have developed a broad range of technologies that can be implemented by our INSPECT engine. In addition, third party technologies can be implemented through our Open Platform for Security (OPSEC) framework.

•

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

•

ClusterXL – Provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption.

•	CoreXL – Enables the intelligent balancing of security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention.

•

SecureXL – SecureXL is a framework of software and hardware technologies, including third-party technologies, that is designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL, our products can be integrated into high-performance networks typically found in large enterprises and service providers.

•

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

•

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

•

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

•

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

•

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

•

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

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2008	2009	2010
Category of Activity:	(in thousands)
Products and licenses	$338,317	$361,633	$444,400
Software updates, maintenance and services	470,173	562,784	653,468

Total revenues	$808,490	$924,417	$1,097,868

Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and Marketing

We sell through a wide network of channel partners, including distributors, resellers, value-added resellers, system integrators and managed services providers. Our agreements with these channel partners are non-exclusive. Almost all of our enterprise sales are to our channel partners and not directly to our end users. Most of our sales to the consumer market are either direct, via our Web sites or through retail stores.

We use various marketing activities and tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising, online search optimization and telemarketing campaigns. In addition, in order to encourage trials of our products, we provide current and prospective customers with limited-in-time software evaluation licenses. We have strategic relationships with various hardware partners, including vendors providing server, workstation, appliance and networking products. These include Crossbeam Systems Inc., Dell Inc., Hewlett-Packard Co., IBM, Microsoft Corporation, Siemens AG and SanDisk.

As of December 31, 2010, we had 1,160 employees dedicated to sales and marketing, customer service and support.

Support and Services

We operate a worldwide technical services organization which provides a wide range of services including the following: (i) technical customer support programs and plans, such as Enterprise Based Support (“EBS”) and Collaborative Enterprise Support (“CES”), which provide support for a customer’s entire Check Point product installed base; (ii) certification and educational training on Check Point products; and (iii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning, security implementation and project management.

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide, 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2010, we had 296 employees dedicated to customer service and support.

Our channel partners generally provide their customers with installation, training, maintenance and support, while we provide our high-level technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support. In addition, because of the increased demand for our integrated appliance solutions we have expanded our technical support offerings around the world. This includes same and next business day replacements and on-site support availability.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to address network and data security covering perimeter, internal, Web and endpoint security needs, as well as the integrated management of these solutions. We expect to develop most of our new products internally and also expect to leverage the products and technologies recently acquired upon the acquisition of Nokia Corporation’s security appliance business and the acquisition of Liquid Machines. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $91.6 million in 2008, $89.7 million in 2009 and $105.7 million in 2010. These amounts include stock-based compensation in the amount of $5.0 million in 2008, $6.6 million in 2009 and $7.3 million in 2010. As of December 31, 2010, we had 802 employees dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully compete.”

Proprietary Rights

We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We rely on trade secret and copyright laws to protect our software, documentation, and other written materials. These laws provide only limited protection. Further, we generally enter into confidentiality agreements with employees, consultants, customers and potential customers, and limit access and distribution of materials and information that we consider proprietary.

We have 18 U.S. patents, over 30 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate and/or our competitors may independently develop technology that is similar but is based on our technology. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)

Check Point Software (Canada) Technologies Inc.	Canada

Check Point Software Technologies (Japan) Ltd.	Japan

Check Point Software Technologies (Netherlands) B.V.	Netherlands

Check Point Holding (Singapore) PTE Ltd.	Singapore

Check Point Holding (Singapore) PTE Ltd. – US Branch (1)	United States of America (New York)

Israel Check Point Software Technologies Ltd. China (2)	China

Check Point Holding AB (3)	Sweden

SofaWare Technologies Ltd. (4)	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.

(2)	Representative office of Check Point Software Technologies Ltd.

(3)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

(4)	In the first quarter of 2011, we acquired the SofaWare shares held by its co-founders, bringing our total SofaWare holdings to almost 90% of the outstanding shares. We are currently in the process of acquiring the remaining shares, and we expect that SofaWare will become a wholly-owned subsidiary.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A.	Argentina

Check Point Software Technologies (Australia) PTY Ltd.	Australia

Check Point Software Technologies (Austria) GmbH	Austria

Check Point Software Technologies (Belrus) LLC	Belarus

Check Point Software Technologies (Belgium) S.A.	Belgium

Check Point Software Technologies (Brazil) LTDA	Brazil

Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China

Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China

Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic

Check Point Software Technologies (Denmark) ApS	Denmark

Check Point Software Technologies (Finland) Oy	Finland

Check Point Software Technologies SARL	France

Check Point Software Technologies GmbH	Germany

Check Point Software Technologies (Greece) SA	Greece

Check Point Software Technologies (Hungary) Ltd.	Hungary

Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong

Check Point Software Technologies (India) Private Limited	India

Check Point Software Technologies (Italia) Srl (2)	Italy

Check Point Software Technologies Mexico S.A. de C.V.	Mexico

Check Point Software Technologies B.V.	Netherlands

Check Point Software Technologies Norway A.S.	Norway

Check Point Software Technologies (Poland) Sp.z.o.o.	Poland

CPST (Portugal), Sociedade Unipessoal Lda.	Portugal

Check Point Software Technologies (RMN) SRL.	Romania

Check Point Software Technologies (Russia) OOO	Russia

Check Point Software Technologies (Korea) Ltd.	S. Korea

Check Point Software Technologies (Spain) S.A.	Spain

Check Point Software Technologies (Switzerland) A.G.	Switzerland

Check Point Software Technologies (Taiwan) Ltd.	Taiwan

Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey

Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.
(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd., and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Protect Data AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies (Sweden) AB	Sweden

Pointsec Norway AS	Norway

Oy Pointsec Finland AB (1)	Finland

Reflex Software Ltd. (Jersey)	Jersey

Reflex Magnetics Ltd. (2)	United Kingdom

Reflex Software Luxembourg SARL (2)	Luxembourg

(1)	The company is undergoing a liquidation process.
(2)	The company is dormant.

Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Pointsec Mobile Technologies, LLC.	United States of America (California)

NFR Security, Inc.	United States of America (Delaware)

Zone Labs, L.L.C.	United States of America (California)

Property, Plants and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease.

Our international headquarters building contains approximately 150,000 square feet of office space. Our international headquarters building is used for administration of our business, as well as sales and research and development. We also acquired the rights to construct an additional building with approximately 130,000 square feet.

In addition, we lease offices in various locations around the world. Our principal office locations in the U.S. are as follows:

Location	Primary Usage	Space (square feet)
Redwood City, California	U.S. Headquarters	73,127

Irving, Texas	Technical support, education and professional services	26,725

In addition to the above, we lease the following office spaces outside of Israel and the U.S.:

Location	Primary Usage	Space (square feet)
EMEA	Sales, research and development	42,982

Americas	Sales	29,874

Asia Pacific and Japan	Sales	14,586

Canada	Sales and technical services	11,556

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

On November 23, 2009, we completed the acquisition of the FaceTime application and signature database from FaceTime Communications, Inc. We plan to utilize the database to bring greater detail on application use to the security of the gateway.

On June 9, 2010, we completed the acquisition of Liquid Machines, Inc., a US-based company headquartered in Waltham, Massachusetts, and a market leader in the field of enterprise rights management. Liquid Machine extended our data security portfolio and is expected to further our vision of enterprise security.

As a result of these acquisitions, our expenses in several categories increased commensurate with the costs of operating and integrating the acquired businesses. These increases were primarily attributable to increases in personnel expenses and related costs correlating to increases in cost of revenues, research and development, selling and marketing and general and administrative expenses.

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security, and data security industries. If general economic and industry conditions deteriorate, demand for our products could be adversely affected.

We derive most of our product revenues from sales of integrated appliances Internet security products primarily under our VPN-1 and related brands, as well as related revenues from software updates, maintenance and other services. Following the acquisition of the Nokia security appliances business, we expanded our appliances portfolio with the IP Series, which generated a large portion of our products sales in 2010. We expect that our integrated appliances will continue to generate a substantial portion of our product sales for the foreseeable future.

We derive our sales primarily through indirect channels. During 2010, we derived approximately 59% of our sales from our ten largest distributors, compared to 58% in 2009 and 50% in 2008. In 2010, the largest distributor accounted for approximately 18% of our sales, and the second largest distributor accounted for approximately 17%, same as 2009. In 2008, our largest distributor accounted for approximately 16% of our sales, and the second largest distributor accounted for 14% of our sales.

The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
Region:	2008	2009	2010
Americas, principally U.S.	43%	43%	44%
Europe, Middle East and Africa	45%	44%	40%
Asia Pacific and Japan	12%	13%	16%

The percentage of total consolidated revenues that we derive from Asia Pacific and Japan has increased significantly from 2008 to 2010 because sales in that region have been growing faster than sales in other regions; and the percentage of total consolidated revenues that we derive from Europe, Middle East and Africa has declined from 2008 to 2010 as a result of sales in other regions growing faster than sales to that region. Revenues in all regions have increased significantly in absolute dollars from 2008 to 2010.

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely, are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition (including sales reserves),

•	Business combinations,

•	Goodwill,

•	Realizability of long-lived assets,

•	Accounting for income taxes,

•	Equity-based compensation expense,

•	Allowances for doubtful accounts,

•	Derivative and hedge accounting, and

•	Impairment of marketable securities.

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

Revenue recognition

We generally derive our revenues from two primary sources:

•	Software products and combined hardware and software products; and

•	Software updates, maintenance and services.

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

Our software updates, maintenance and services include customers rights to unspecified software product upgrades released during the term of the agreement, Security Software blades that are sold as a service, including the IPS, antivirus and anti-malware, anti-spam and email security, Web security, DLP and Application control, and other security solutions. Our support offerings include multiple services to our customers primarily telephone access to technical support personnel and hardware support services. We recognize revenues from software updates, maintenance and services ratably over the term of the agreement.

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

Our most recent annual goodwill impairment analysis, which was performed during the fourth quarter of 2010, did not result in impairment. As of December 31, 2010, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2008, 2009 and 2010.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2010 and 2009 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire.

Equity-based compensation expense

We account for equity-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date requires the exercise of judgment, as well as the determination of the amount of stock-based awards that are expected to be forfeited. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

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

Derivative and Hedge Accounting

Approximately 64% to 67% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. In 2010, we entered into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from expenses in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also entered into foreign exchange forward contracts and options to reduce the impact of foreign currency fluctuations on balance sheet items, specifically for the Israeli Shekel.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. We estimate the fair value of such derivative contracts by reference to forward and spot rates quoted in active markets.

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

Securities which are not valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs are valued based on an externally developed valuation. This is using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

During 2008, 2009 and 2010, we recorded other-than-temporary impairment on our marketable securities net of gain of the sales of marketable securities that were previously impaired in the amount of $11.2 million and $1.3 million and $0.8 million pre-tax, respectively.

Results of Operations

The following table presents information concerning our results of operations in 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	(in thousands)
Revenues:
Products and licenses	$338,317	$361,633	$444,400
Software updates, maintenance and services	470,173	562,784	653,468

Total revenues	808,490	924,417	1,097,868

Operating expenses(*):
Cost of products and licenses	34,648	61,495	75,426
Cost of software updates, maintenance and services	33,407	43,551	55,721
Amortization of technology	24,554	28,224	32,826

Total cost of revenues	92,609	133,270	163,973

Research and development	91,629	89,743	105,748
Selling and marketing	214,439	220,877	235,301
General and administrative	53,313	56,409	57,244
Restructuring and other acquisition related costs	—	9,101	588

Total operating expenses	451,990	509,400	562,854

Operating income	356,500	415,017	535,014
Financial income, net	40,876	32,058	30,164
Other than temporary impairment net of gain on sale of marketable securities previously impaired(**)	(11,221)	(1,277)	(785)

Income before taxes on income	386,155	445,798	564,393
Taxes on income	62,189	88,275	111,567

Net income	$323,966	$357,523	$452,826

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

Amortization of intangible assets
Research and development	$—	$—	$2,741
Selling and marketing	$12,428	$22,429	$16,309

Total	$12,428	$22,429	$19,050

Stock-based compensation
Cost of products and licenses	$48	$47	$49
Cost of software updates, maintenance and services	684	641	984
Research and development	5,037	6,649	7,325
Selling and marketing	6,855	5,032	7,279
General and administrative	19,703	18,538	19,543

Total	$32,327	$30,907	$35,180

(**)	Year ended December 31, 2008 includes write down of $ 11.2 million, of our marketable securities. Year ended December 31, 2009 includes write down of $3.1 million related to our marketable securities net of $1.8 million gain on sale of marketable securities that were written down in 2008. Year ended December 31, 2010 includes a write down of $0.8 million, of our marketable securities.

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
Revenues:
Products and licenses	42%	39%	40%
Software updates, maintenance and services	58	61	60

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	4	6	7
Cost of software updates, maintenance and services	4	5	5
Amortization of technology	3	3	3

Cost of revenues	11	14	15

Research and development	11	10	10
Selling and marketing	27	24	21
General and administrative	7	6	5
Restructuring and other acquisition related costs	—	1	—

Total operating expenses	56	55	51

Operating income	44	45	49
Financial income, net	5	3	2
Other than temporary impairment net of gain on sale of marketable securities previously written down	(1)	—	—

Income before taxes on income	48	48	51
Taxes on income	8	9	10

Net income	40%	39%	41%

Revenues

We derive our revenues mainly from the sale of products and licenses of software, and related software updates, maintenance and other services. Our revenues were $808.5 million in 2008, $924.4 million in 2009, and $1,097.9 million in 2010.

Total revenues in 2010 grew by 19% compared to 2009. Product and license revenues increased by $82.8 million, or 23%, from $361.6 million in 2009 to $444.4 million in 2010, which was attributable primarily to growth in sales of our integrated appliances. In 2010, product and license revenues as a percentage of total revenues was 40%, compared with 39% in 2009. Software updates, maintenance and services revenues increased by $90.7 million, or 16%, from $562.8 million in 2009 to $653.5 million in 2010, primarily as a result of renewals and new sales of maintenance contracts and increasing sales of IPS security services and the aggregation of the full year for the Nokia integration.

Total revenues in 2009 grew by 14% compared to 2008. Product and license revenues increased by $23.3 million, or 7%, from $338.3 million in 2008 to $361.6 million in 2009, which was attributable mostly to growth in sales of integrated appliances and the revenues related to the security appliance business that we acquired from Nokia. In 2009, product and license revenues as a percentage of total revenues was 39%, compared with 42% in 2008. This decrease was due primarily to our increase in service offerings. Software updates, maintenance and services revenues increased by $92.6 million, or 20%, from $470.2 million in 2008 to $562.8 million in 2009, primarily as a result of renewals and new sales of maintenance contracts, increasing sales of software security services and the revenues related to sales of services that we purchased when we acquired the Nokia security appliance business.

Cost of Revenues

Total cost of revenues was $92.6 million in 2008, $133.3 million in 2009 and $164.0 million in 2010. Cost of revenues includes cost of product and licenses, cost of software updates, maintenance and services and amortization of technology. Our cost of products and licenses is comprised of the cost of software and hardware production, manuals, packaging and license fees paid to third parties. Our cost of software updates, maintenance and services includes the cost of post-sale customer support, training, consulting and license fees paid to third parties.

Cost of products and licenses was $34.6 million in 2008, $61.5 million in 2009 and $75.4 million in 2010, and represented 4% of revenues in 2008, and 7% of revenues in each of 2009 and 2010. The increase of $13.9 million in 2010 cost of products and licenses was mainly due to the increase in security appliance products, which have higher products and licenses costs than our other products. In 2009, the increase was due primarily to the sale of security appliance products that we acquired from Nokia, which accounted for approximately $22.9 million of the cost of products and licenses, and to a lesser extent to continued increases in sales of hardware-based products.

Cost of software updates, maintenance and services was $33.4 million in 2008, $43.6 million in 2009, and $55.7 million in 2010, and represented 4% of revenues in 2008 and 5% of revenues in each of 2009 and 2010. In 2010, the $12.1 million increase in the cost of software updates, maintenance and services was primarily the result of an increase in headcount, support services provided and the full year aggregation of the Nokia acquisition. In 2009, the $10.2 million increase in the cost of software updates, maintenance and services was primarily the result of cost of support for the Nokia security appliance business hardware-based products.

In 2008, amortization of technology was $24.6 million, primarily due to Zone Labs’ intangible assets being fully amortized at the beginning of 2008. In 2009, amortization of technology increased by $3.6 million, to $28.2 million, mainly due to the inclusion of Nokia security appliance business. In 2010, amortization of technology increased by $4.6 million, to $32.8 million, mainly due to the inclusion of the Liquid Machines and Facetime businesses and a full year of amortization of intangible assets from the acquisition of assets from Nokia.

Research and Development

Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $91.6 million in 2008, $89.7 million in 2009, and $105.7 million in 2010, and represented 11% of revenues in 2008, and 10% of revenues in each of 2009 and 2010. In 2010, we experienced an increase of $16.0 million in research and development expenses compared to 2009, primarily as a result of an increase in compensation expenses. Of this increase, $9.4 million of which was related to an increase in headcount committed to research and development, from 740 at the end of 2009 to 802 at the end of 2010, and $2.5 million of which was caused by the impact of currency fluctuations on compensation expenses. This increase in compensation expenses also reflects a full year of expenses related to the headcount acquired in connection with the purchase of the Nokia security appliance business. The majority of our personnel engaged in research and development are located in Israel, where compensation-related expenses are paid in Israeli Shekels, and in Sweden, where compensation-related expenses are paid in Swedish Krona, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel, the Swedish Krona and the U.S. dollar, have affected and may in the future affect our research and development expenses. Beginning in 2009, Check Point established forward contracts to hedge against a certain portion of the exposure mentioned above. In 2010, we also fully amortized the in-process research and development related to the acquisition of the Nokia security appliance business.

In 2009, we had a decrease of $1.9 million in research and development expenses compared to 2008. Currency fluctuations decreased compensation expenses by $5.4 million, partially offset by an increase in headcount committed to research and development, from 679 at the end of 2008 to 740 at the end of 2009, which added $3.9 million in compensation expenses.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, travel and other related expenses. Selling and marketing expenses were $214.4 million in 2008, $220.9 million in 2009, and $235.3 million in 2010, which represented 27% of revenues in 2008, 24% of revenues in 2009, and 21% of revenues in 2010. In 2010, there was an increase of $17.3 million in selling and marketing expenses due to an increase in headcount committed to sales and marketing, from 804 at the end of 2009 to 864 at the end of 2010, and the associated increase in travel, entertainment and facilities expenses, and an increase of $2.2 million in stock-based compensation in sales and marketing expenses for employees, partially offset by a decrease of $6.1 million in the amortization of intangible assets in selling and marketing expenses. The increase in compensation expenses also reflects a full year of expenses related to the headcount acquired in connection with the purchase of the Nokia security appliance business.

In 2009, there was an increase of $12.1 million in selling and marketing expenses due to an increase in our sales and marketing headcount, from 701 at the end of 2008 to 804 at the end of 2009, and the associated increase in travel, entertainment and facilities expenses, primarily from the acquisition of the Nokia security appliance business. In addition, the amortization of intangible assets related to the Nokia security appliance business increased selling and marketing expenses in 2009 by $10.0 million. These increases were partially offset by a decrease in selling and marketing expenses of $15.6 million, primarily from beneficial currency fluctuations and expense reductions.

In 2008, the strengthening of the Euro compared to the U.S. dollar contributed approximately $0.3 million to compensation expenses. In 2009, the weakening of the Israeli Shekel, the Euro, and the Swedish Krona compared to the U.S. dollar contributed $6.3 million to the decrease in compensation expenses. In 2010, the strengthening of the Australian Dollar, Canadian Dollar and the Israeli Shekel overcame the weakening of the Euro compared to U.S. Dollar, which overall contributed approximately $0.7 million to compensation expenses. Our expenses in Israel, Europe, Canada and Australia, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies but are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs and other expenses. General and administrative expenses were $53.3 million in 2008, $56.4 million in 2009, and $57.2 million in 2010, and represented 7% of revenues in 2008, 6% of revenues in 2009, and 5% of revenues in 2010. In 2010, there was an increase of $0.8 million in general and administrative expenses, primarily due to an increase in stock-based compensation to employees. In 2009, there was an increase of $3.1 million in general and administrative expenses, primarily due to an increase in legal expenses of $2.9 million and an increase in charitable donations of $1.9 million, partially offset by a decrease in stock-based compensation expenses of $1.2 million.

Restructuring and other acquisition related costs

The decrease of $8.5 million in restructuring and other acquisition costs in 2010 related expenses were due to the fact that the acquisition of the Nokia security appliance business took place in 2009, which resulted in certain restructuring and other acquisition-related costs, whereas in 2010 there were only severance payments paid to former Nokia security appliance business employees and other associated costs.

Operating Margin

We had operating margins of 44% in 2008, 45% in 2009, and 49% in 2010.

The increase of 1% in operating margin from 2008 to 2009 was attributable primarily to the realization of synergies from the integration of Nokia security appliance business into our business.

The increase of 4% in operating margin from 2009 to 2010 was attributable primarily to the significant increase in revenues, while minimizing the growth in expenses, as well as realizing the synergies from the integration of Nokia security appliance business into our business. We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $40.9 million in 2008, $32.1 million in 2009, and $30.2 million in 2010. Because we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars, our net financial income is heavily dependent on prevailing U.S. interest rates. The decrease in net financial income in 2009 and 2010 was primarily due to the decrease in interest rates in the U.S as well as foreign currency fluctuations against the U.S. dollar.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. Based on our consideration of these factors, in 2008 we recognized an other-than-temporary impairment on marketable securities in the total amount of $11.2 million, pretax, out of which $6.3 million, pretax, was related to Auction Rate Securities. The remaining impairment of $4.9 million related to obligations of U.S. corporate issuers with the original principal amounting to $8.0 million. In 2009, we recognized an other-than-temporary impairment on marketable securities in the total amount of $3.1 million, pretax, related to Auction Rate Securities which was offset by a gain of $1.8 million, pretax, related to the sale of marketable securities previously impaired in 2008. In 2010, we recognized an other-than-temporary impairment on marketable securities in the total amount of $0.8 million, pretax, all of which was related to Auction Rate Securities. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue deteriorate.

Because interest rates in the U.S. remained low in the first quarter of 2011 and are not expected to significantly increase during 2011, we believe that this will result in a lower portfolio yield in the near term. See also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – We Face the Risk of a Decrease in Our Cash Balances and Losses in Our Investment Portfolio.”

Taxes on Income

Our effective tax rate was 16% in 2008 and 20% in each of 2009 and 2010. Our effective tax rate increased in 2009 and 2010 as a result of an increase in taxable income of certain of our foreign subsidiaries and an increase in tax positions despite the decrease in the statutory tax rate in Israel from 27% in 2008 to 26% in 2009 and to 25% in 2010. See Note 11 to our consolidated financial statements for further information.

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

	Year Ended December 31, 2009				Year Ended December 31, 2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)
Revenues:
Products and licenses	$71,744	$82,801	$86,883	$120,205	$91,038	$103,904	$106,399	$143,059
Software updates, maintenance and services	123,268	140,840	146,759	151,917	154,039	157,187	166,795	175,447

Total revenues	195,012	223,641	233,642	272,122	245,077	261,091	273,194	318,506

Operating expenses:
Cost of products and licenses	7,686	15,045	17,848	20,916	16,505	16,287	18,798	23,836
Cost of software updates, maintenance and services	7,769	12,567	10,783	12,432	12,245	13,547	14,912	15,017
Amortization of technology	5,800	7,230	7,471	7,723	8,066	8,150	8,311	8,299

Total cost of revenues	21,255	34,842	36,102	41,071	36,816	37,984	42,021	47,152
Research and development	19,787	23,468	22,426	24,062	24,322	25,807	26,165	29,454
Selling and marketing	47,072	56,939	56,379	60,487	54,776	58,619	55,871	66,035
General and administrative	14,617	12,680	13,190	15,922	13,302	15,980	14,075	13,887
Restructuring and other acquisition related costs	—	9,034	67	—	—	588	—	—

Total operating expenses(*)	102,731	136,963	128,164	141,542	129,216	138,978	138,132	156,528

Operating income	92,281	86,678	105,478	130,581	115,861	122,113	135,062	161,978
Financial income, net	8,413	8,130	7,825	7,690	7,193	7,133	7,243	8,595
Other than temporary impairment net of gain on sale of marketable securities previously written down (**)	—	—	—	(1,277)	—	—	—	(785)

Income before taxes on income	100,694	94,808	113,303	136,993	123,054	129,246	142,305	169,788
Taxes on income	19,773	19,205	21,839	27,458	25,013	26,385	27,790	32,379

Net Income	$80,921	$75,603	$91,464	$109,535	$98,041	102,861	114,515	$137,409

Basic earnings per share	$0.39	$0.36	$0.44	$0.52	$0.47	0.49	0.55	$0.66
Shares used in computing basic earnings per share	210,153	209,521	208,738	209,093	209,014	207,914	207,239	208,280
Diluted earnings per share	$0.38	$0.36	$0.43	$0.51	$0.46	0.48	0.54	$0.64
Shares used in computing diluted earnings per share	212,083	211,615	211,688	213,469	213,523	212,166	211,637	214,432

(*)	Including pre-tax charges for amortization of intangible assets related to our acquisitions and Stock-based compensation in the following items:

	Year Ended December 31, 2009				Year Ended December 31, 2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)
Amortization of intangible assets:
Research and development	—	—	—	—	685	685	685	685
Selling and marketing	3,093	6,223	6,830	6,283	4,012	4,058	4,118	4,122

Total	$83,093	$6,223	$6,830	$6,283	4,697	$4,743	$4,803	$4,807

Stock-based compensation
Cost of products and licenses	$8	$13	$14	$12	$11	$17	$10	$11
Cost of software updates, maintenance and services	193	107	236	105	227	231	322	204
Research and development	1,258	1,515	1,998	1,878	1,648	1,693	2,403	1,581
Selling and marketing	1,740	976	1,769	547	2,246	1,550	1,776	1,707
General and administrative	4,604	4,660	3,678	5,596	4,801	5,589	4,190	4,963

(**)	Including write-down of $3.1 million pretax in the fourth quarter of 2009, net of $1.8 million gain on sale of marketable securities that were written down in 2008 and $0.8 million in the fourth quarter of 2010 of marketable securities in accordance with ASC 320.

As a percentage of total revenues:

	Year Ended December 31, 2009				Year Ended December 31, 2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues:
Products and licenses	37%	37%	37%	44%	37%	40%	39%	45%
Software updates, maintenance and services	63	63	63	56	63	60	61	55

Total revenues	100	100	100	100	100	100	100	100

Operating expenses:
Cost of products and licenses	4	7	8	8	7	6	7	7
Cost of software updates, maintenance and services	4	6	4	4	5	5	5	5
Amortization of technology	3	3	3	3	3	3	3	3

Total cost of revenues	11	16	15	15	15	15	15	15
Research and development	10	10	10	9	10	10	10	9
Selling and marketing	24	25	24	22	22	22	20	21
General and administrative	7	6	6	6	5	6	5	4

Restructuring and other acquisition related costs	—	4	—	—	—	—	—	—

Total operating expenses	53	61	55	52	53	53	51	49

Operating income	47	39	45	48	47	47	49	51
Financial income, net	4	4	3	3	3	3	3	3
Other than temporary impairment net of gain on sale of marketable securities previously impaired	—	—	—	—	—	—	—	—

Income before taxes on income	52	42	48	50	50	50	52	53
Taxes on income	10	9	9	10	10	10	10	10

Net Income	41%	34%	39%	40%	40%	40%	42%	43%

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

Historically, our revenues have reflected seasonal fluctuations related to the year-end purchasing cycles of many users of our products. We believe that we will continue to encounter seasonality for the foreseeable future.

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

New Accounting Pronouncements

In October 2009, the FASB issued an update to ASC 985-605, “Software-Revenue Recognition” (originally issued as EITF 09-3)- ASU 2009-14, “Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”). In accordance with the update to the ASC, tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality are excluded from the scope of the software revenue recognition guidance. In addition, hardware components of a tangible product containing software component are always excluded from the software revenue guidance. In addition, FASB issued an update to ASC 605-25, ASU 2009-13 -“Revenue recognition – Multiple-Element Arrangements” (ASU 2009-13”), that provides amendments to the criteria for separating consideration in multiple-deliverable arrangements to: (1) provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and how the consideration should be allocated; (2) require an entity to allocate revenue in an arrangement using estimated selling prices (“ESP”) of deliverables if a vendor does not have vendor-specific objective evidence of selling price (“VSOE”) or third-party evidence of selling price (“TPE”); (3) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method; and (4) require expanded disclosures of qualitative and quantitative information regarding application of the multiple-deliverable revenue arrangement guidance.

ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating the impact on its consolidated results of operations and financial condition.

Liquidity and Capital Resources

During 2008, 2009 and 2010, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments, and long-term interest bearing investments, were $1,443.8 million as of December 31, 2008, $1,847.0 million as of December 31, 2009, and $2,414.9 million as of December 31, 2010. Our cash and cash equivalents and short-term investments were $914.4 million as of December 31, 2008, $884.0 million as of December 31, 2009, and $1,089.4 million as of December 31, 2010. Our long-term interest bearing investments were $529.4 million as of December 31, 2008, $963.0 million as of December 31, 2009, and $1,325.4 million as of December 31, 2010. At the end of 2002, we established a wholly owned subsidiary in Singapore that serves as a vehicle for a significant portion of our international investments and manages those financial assets. The remaining financial assets are held and managed through our subsidiary in the U.S. and through the parent company in Israel.

We generated net cash from operations of $434.0 million in 2008, $557.1 million in 2009 and $688.6 million in 2010. Net cash from operations for 2008 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and other liabilities, partially offset by an increase in trade receivables, net. Net cash from operations for 2009 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and employee benefit liabilities, partially offset by increases in trade receivables and other current assets. Net cash from operations for 2010 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and employee benefit liabilities, partially offset by increases in prepaid expenses, other current assets and other assets.

Net cash used in investing activities was $209.0 million in 2008, $584.4 million in 2009 and $459.5 million in 2010. In 2008, net cash used in investing activities consisted primarily of investments in marketable securities and short term deposits offset by proceeds from sale and maturities of marketable securities. In 2009, net cash used in investing activities consisted primarily of investments in marketable securities and net cash paid in conjunction with 2009 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. In 2010, net cash used in investing activities consisted primarily of investments in marketable securities and net cash paid in conjunction with 2010 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. Our capital expenditures amounted to $8.3 million in 2008, $4.3 million in 2009 and $4.9 million in 2010. In 2008, our capital expenditures consisted primarily of renovation of our office building in Israel, computer equipment and software for our research and development and technical services organization’s efforts, as well as an increased infrastructure to enable operation expansions. In 2009, our capital expenditures consisted primarily of computer equipment and software for research and development and leasehold improvement and furniture. In 2010, our capital expenditures consisted primarily of computer equipment and software for research and development and furniture and equipment.

During 2009, we funded the acquisitions of the Nokia security appliance business and certain assets of Facetime for approximately $59 million from our cash and cash equivalents balances. During 2010, we funded the acquisition of Liquid Machines for approximately $14 million from our cash and cash equivalents balances.

Net cash used in financing activities was approximately $191.5 million in 2008, $101.8 million in 2009 and $91.4 million in 2010. In 2008, 2009 and 2010, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Our board of directors has approved seven programs to repurchase ordinary shares in an aggregate amount of over $2.15 billion. Each of the first three programs authorized the repurchase of up to $200 million, the fourth program authorized the repurchase of up to $600 million, the fifth program authorized the repurchase of up to $400 million, the sixth program authorized the repurchase of up to $250 million and the seventh program authorized the repurchase of up to $300 million annually. The first program was announced on October 28, 2003, and ended on August 24, 2004. The second program was announced on October 28, 2004, and ended on May 31, 2005. The third program was announced on July 25, 2005, and ended on May 18, 2006. The fourth program was announced on May 22, 2006, and ended on March 5, 2008. The fifth program was announced on March 26, 2008, and ended on February 18, 2010. The sixth program was announced on January 27, 2010. On February 3, 2011, the seventh program was announced. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume, and other factors. We fund the share purchases from available working capital. The current repurchase programs have no time limit and may be suspended from time to time or discontinued. In 2008, we purchased a total of 10.9 million shares at a total cost of $239.5 million, at an average price of $21.92 per share. In 2009, we purchased a total of 7.8 million shares at a total cost of $202.3 million, at an average price of $25.87 per share. In 2010, we purchased a total of 5.6 million shares at a total cost of $200 million, at an average price of $35.38 per share. Since the first repurchase program was implemented, through the end of 2010, we purchased a total of 79.2 million shares for a total cost of $1,768.6 million, at an average price of $22.30 per share. From time to time, we re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $35.0 million, $93.0 million and $103.8 million in 2008, 2009 and 2010, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $2,414.9 million as of December 31, 2010), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2010:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$8,099	$4,329	$3,770	—	—
Uncertain income tax position(*)	$169,370	—	—	—	—
Severance pay(**)	$11,224	—	—	—	—

Total	$188,693	$4,329	$3,770	—	—

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11a of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. Of this amount, $4.7 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2010, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Vice Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Tal Payne	Chief Financial Officer
Yoav Chelouche (3)	Director	Ö	Ö	Ö
Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö
Guy Gecht	Director	Ö	Ö	Ö	Ö
Dan Propper	Director	Ö
Ray Rothrock	Director	Ö	Ö	Ö	Ö	Ö
David Rubner	Director	Ö		Ö		Ö
Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee (see “Item 16A – Audit Committee Financial Expert”).

Gil is the founder, Chairman of our board of directors, and our Chief Executive Officer. Mr. Shwed has been the CEO of Check Point since its inception in 1993. Mr. Shwed is considered the inventor of the modern Firewall and holds several patents, including on the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions. These include: an honorary Doctor of Science from the Technion – Israel Institute of Technology, recognition from the “World Economic Forum’s Global Leader for Tomorrow” for his commitment to public affairs and leadership in areas beyond immediate professional interests, and receiving the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is also a member of the Board of Trustees of Tel Aviv University.

Mr. Shwed chairs two non-profit education organizations: Chairman of the Board of Trustees of the Youth University of Tel Aviv University which promotes excellence in education by bringing teenagers from different socioeconomic backgrounds into Academic studies during high school. He is also the Chairman of the Board of Directors of Yeholot Association which helps thousands of students achieve full matriculation who otherwise would have dropped out of high school.

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

Yoav Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is the Chairman of the Board of Rosetta Genomics Ltd., and a member of the board of directors of a number of private companies. He is also Chairman of Taasiyeda, an Israeli nonprofit organization that promotes the development of leadership and technology skills in children. Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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

Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of the Board of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and enterprise printing. Mr. Gecht has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Dan Propper has served as one of our directors since 2006. Mr. Propper is the Chairman of the Board of the Osem group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of the Manufacturers’ Association of Israel, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd. and a number of private companies. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel.

Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner of Venrock Associates, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology, and an M.B.A. from the Harvard Business School.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2010. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Irwin Federman, Dan Propper, Ray Rothrock, David Rubner and Dr. Tal Shavit, will expire at our 2011 annual meeting of shareholders. The terms of Yoav Chelouche and Guy Gecht will expire at our 2012 annual meeting of shareholders.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $1.4 million each of the years ended December 31, 2008 and 2009, and approximately $0.8 million for the year ended December 31, 2010. This does not include amounts accrued for expenses related to business travel, professional and business association dues, and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel. In addition, only directors who are not officers receive compensation for serving as directors.

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

As of December 31, 2010, our executive officers and directors held options to purchase an aggregate of approximately 8.32 million shares and held 9,036 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $16.8 and $29.49, and their expiration dates range between June 2011 and June 2017. During 2010, we granted our executive officers and directors’ options to purchase an aggregate of approximately 1.76 million shares and 9,036 restricted stock units under our stock option and equity incentive plans. The exercise price of these options range between $29.49 and $33.20, and their expiration dates range between January 2017 and June 2017. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee (including one outside director serving as the chair of the audit committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2010, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Irwin Federman’s and Ray Rothrock’s term of office will expire in 2011, and Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2012.

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

Pursuant to a recent amendment to the Israeli Companies Law that will take effect in 2011, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Companies Law, as well as certain other recommended corporate governance provisions. Although the amendment has not yet taken effect, we do not expect to include these provisions in our articles of association because our board of directors already complies with the independence requirements and the corporate governance rules of the NASDAQ Global Select Market, as described below. In any event, a majority of our board of directors and all the members of our audit committee are directors who comply with the independence criteria prescribed by the Companies Law.

As of December 31, 2010, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations and the Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

    Committees of the Board of Directors

Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, compensation committee and nominating committee.

Audit committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the outside directors (including one outside director serving as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Companies Law.

The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to present a particular issue. However, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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

The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent accountants and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent accountants and takes those actions, as it deems necessary to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee also is required to monitor whether there are any deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountant, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor’s audit plan and to establish and monitor whistleblower procedures.

Under the Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Companies Law and include at least one outside director.

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

Employees

As of December 31, 2010, we had 2,239 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function:	2008	2009	2010
Research, development and quality assurance	678	740	802
Marketing, sales and business development	701	804	864
Customer support	222	284	296
Information systems, administration, finance and operations	283	284	277

Total	1,884	2,112	2,239

From time to time, we also engage a limited number of subcontractors. As of December 31, 2010, we had 80 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Region:	2008	2009	2010
Israel	812	866	973
United States	617	675	632
Rest of the World	455	571	634

Total	1,884	2,112	2,239

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of January 31, 2011. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on 208,814,893 shares outstanding as of January 31, 2011.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration
Gil Shwed	31,863,666	14.8%	Ordinary shares	6,900,000	$16.80 - $29.49	09/26/2012-06/28/2017
Marius Nacht (4)	20,459,486	9.8%	Ordinary shares
All directors and officers as a group (11 persons including Messrs. Shwed and Nacht) (5)	53,798,734	24.8%	Ordinary shares	8,244,780	$16.80 - $33.20	06/29/2011-06/28/2017

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after January 31, 2011 (as determined in accordance with footnote (3)).
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable within 60 days from January 31, 2011. The exercise price of some of these options is greater than our current share market price.

(4)	In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 1,870,500 shares. The trust, which was initially established in May 2005, is irrevocable and is currently scheduled to expire in May 2011. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.
(5)	Each of Messrs. Ungerman, Payne, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans as of December 31, 2010:

Plan	Share reserved	Option and RSUs grants net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options and RSUs exercisable RSUs that are vested are no longer exercisable since they are issued into shares
2005 United States Equity Incentive Plan	30,000,000	1,996,319	1,222,885	$16.80-$43.95	09/26/2012-11/09/2017	655,010
2005 Israel Equity Incentive Plan	45,000,000	11,770,806	10,323,816	$16.80-$35.79	09/26/2012-06/28/2017	5,542,398
1996 United States Stock Option Plan	40,847,520	40,847,520	306,943	$20.74-$26.99	04/17/2011-07/24/2012	306,911
1996 Israel Stock Option Plan	36,227,300	36,227,300	3,550,188	$21.38-$26.99	04/17/2011-09/26/2012	2,148,222
Zone Labs 1998 Stock Option Plan	2,461,943	2,461,943	23,565	$4.42-$6.08	03/25/2011-02/16/2014	23,565
Employee Stock Purchase Plan	6,000,000	3,895,028
Pointsec Stock Option Plan	488,633	488,633	18,565	$19.45	02/28/2012	18,565

(*)	“Grants net” is calculated by subtracting options expired or forfeited.

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

As of December 31, 2010, we had granted options to purchase an aggregate of 12,552,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which options to purchase 10,292,340 ordinary shares were outstanding on that date. The option exercise prices range between $16.80 and $43.95 per share. As of December 31, 2010, we had granted an aggregate of 3,432,065 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 1,254,361 RSUs were outstanding on that date.

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

Change of control arrangements. Upon a change of control of us, if the acquirer refuses to assume or provide substitute awards, then the administrator of the equity plans, which is currently the compensation committee of our board of directors, can either terminate all unvested awards or accelerate the vesting period of any award under our 2005 U.S. Plan and our 2005 Israel Plan. The administrator also has the authority to accelerate the vesting of the ordinary shares subject to outstanding awards held by our directors, officers, and employees in connection with the subsequent termination of some officers’ employment following a change of control event.

    1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

As of December 31, 2010, we had outstanding options to acquire an aggregate of 3,857,131 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $20.74 and $26.99 per share. We do not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

    Zone Labs 1998 Stock Option Plan

In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2010, 2,438,378 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 23,565 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and all the outstanding options are immediately exercisable. The option exercise prices range between $4.42 and $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

    Protect Data Stock Option Plans

In connection with our acquisition of Protect Data in 2007, we assumed all of the outstanding options to purchase shares of Protect Data issued under the Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, which were converted into options to purchase 751,769 of our ordinary shares. As of December 31, 2010, we had outstanding options to acquire an aggregate of 18,565 ordinary shares under these plans combined.

The options generally have terms of between five and six years and all the outstanding options are immediately exercisable. The option exercise price for the outstanding options is $19.45 per share. No further stock options can be granted under these plans.

    Employee Stock Purchase Plan

In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of December 31, 2010, 3,895,028 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. The ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

The following table shows information as of December 31, 2008, 2009 and 2010, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2010:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2008		December 31, 2009		December 31, 2010
Gil Shwed	34,314,442	15.6%	32,763,434	15.1%	31,963,633	14.8%
Marius Nacht (3)	20,253,945	9.6%	19,101,796	9.1%	20,459,486	9.8%
FMR LLC (4)			10,756,471	5.2%	17,384,447

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

(3)	In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 1,870,500 shares. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust.
(4)	As of December 31, 2009 and 2010, based on information contained in a Schedule 13G filed by FMR LLC with the Securities and Exchange Commission on February 16, 2010, and in a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2011. Based on a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on March 10, 2011, as of March 9, 2011, the number of shares beneficially owned increased to 20,894,405. Based on information available to us, as of December 31, 2008, FMR LLC did not beneficially own more than 5% of our outstanding ordinary shares. The address for FMR LLC is 82 Devonshire Street, Boston Massachusetts 02109.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2010, there were 196 holders of record of our ordinary shares in the United States, representing approximately 69% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2006, we had employee and payroll accrual for related parties, for the years 1999 through 2006, in a total amount of $8.9 million. As of December 31, 2007, we had employee and payroll accrual for related parties in the amount of $7.9 million, for the years 1999 through 2007. As of December 31, 2008, this accrual decreased to a total of $5.6 million, for the years 2001 through 2007. As of December 31, 2009, this accrual decreased to a total of $5.3 million, for the years 2002 through 2005. As of December 31, 2010, this accrual decreased to a total of $4.5 million, for the years 2002 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy. Out of our retained earnings of $3,429 million as of December 31, 2010, approximately $1,412 million are from tax-exempt income because they are attributable to our facilities’ status as Approved Enterprises and Privileged Enterprises under the Law for the Encouragement of Capital Investments, 1959 (the “Law”). Our board of directors has currently resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is currently expected to be essentially permanent by reinvesting.

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In particular, following audits of our 2002 through 2005 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,412 million with respect to these four years (this amount includes interest through the respective assessment dates). We have appealed the orders relating to all four years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions. In addition, the ITA has issued preliminary assessments for 2006 and 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 410 million with respect to these two years, including interest through the assessment date of August 2, 2009. We have filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept our positions on matters raised and, if it does not, an order will be issued.

We are currently named as a defendant in four patent related lawsuits. All of the lawsuits were filed against multiple security vendors and all of the plaintiffs are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine.

In the first quarter of 2011, we settled all litigation relating to our SofaWare subsidiary. As part of the settlement we acquired the SofaWare shares held by its co-founders, bringing our total SofaWare holdings to almost 90% of the outstanding shares. We are currently in the process of acquiring the remaining shares, and we expect that SofaWare will become a wholly-owned subsidiary.

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

ITEM 9.	THE OFFER AND LISTING

Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP.”

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2006	$22.90	$16.47
2007	26.57	20.58
2008	25.58	17.43
2009	34.27	19.74
2010	46.26	29.17

2009
First quarter	23.34	19.74
Second quarter	25.18	21.95
Third quarter	28.63	22.24
Fourth quarter	34.27	27.96

2010
First quarter	35.07	31.98
Second quarter	36.23	29.48
Third quarter	36.93	29.17
Fourth quarter	46.26	36.72

Most recent six months

September 2010 2006	36.93	34.00

October 2010 2006	42.88	36.72

November 2010 2006	43.95	42.59

December 2010 2006	46.26	44.07

January 2011 2007	48.36	44.55

February 2011 2007	51.60	45.47

March 2011 (through March 22, 2011) 2007	50.44	49.02

On March 22, 2011, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $49.02 per share.

ITEM 10.	ADDITIONAL INFORMATION

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

(i)	The majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the election of the outside directors (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted at the meeting, or

(ii)	The total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

(5)

Extraordinary transactions with a controlling shareholder (i.e., any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights), with another person in which the controlling shareholder has a personal interest; or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder, or as a service provider to the company, including through a company controlled by a controlling shareholder. Following audit committee and board of directors approval, these transactions must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)	The majority of shares includes at least a majority of the shares of the voting shareholders who have no personal interest in the transaction, or

(ii)	The total shareholdings of those who have no personal interest in the transaction and who vote against the transaction does not exceed 2% of our aggregate voting rights.

Generally, the approval of such a transaction may not extend for more than three years, except that in the case of an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest that does not concern terms of compensation for service as an office holder, or as a service provider to the company, the transaction may be approved for a longer period if the audit committee determines that the approval of the transaction for a period longer than three years is reasonable under the circumstances.

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

Chairman of the Board. Under the Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Companies Law. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager.

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

Anti-takeover measures

Some of the provisions of our articles of association and Israeli law could, together or separately:

•	Discourage potential acquisition proposals,

•	Delay or prevent a change in control,

•	Limit the price that investors might be willing to pay in the future for our ordinary shares.

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

Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded or the rules and regulations of the stock exchange on which the shares are traded:

•	There is a limitation on acquisition of any level of control of the company, or

•	The acquisition of any level of control requires the purchaser to make a tender offer to the public.

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

Our articles of association provide that we may not engage in any business combination with an interested shareholder for a period of three years after the date that the shareholder became an interested shareholder, unless:

•	Prior to that date, the board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder; or

•

Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 75% of our voting shares outstanding at the time the transaction commenced.

A business combination includes:

•	Any merger or consolidation between the interested shareholder and us;

•	Any sale, transfer, pledge or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;

•	Subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder;

•	Any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder; or

•	The receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

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

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, including to avoid any conflict of interest between the office holder’s position in the company and personal affairs, and proscribes any competition with the company or the exploitation of any business opportunity of the company in order to receive personal advantage for himself or herself or for others. This duty also requires an office holder to reveal to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position as an office holder. A company may approve any of the acts mentioned above; provided, however, that all the following conditions apply: the office holder acted in good faith; neither the act nor the approval of the act prejudices the good of the company; and the office holder disclosed the essence of his or her personal interest in the act, including any substantial fact or document, in a reasonable time before the date for discussion of the approval. A director is required to exercise independent discretion in fulfilling his or her duties and may not be party to a voting agreement with respect to his or her vote as a director. A violation of these requirements is deemed a breach of the director’s duty of loyalty.

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

Compensation. Under the recent amendment to the Companies Law that will take effect in 2011, the compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors. The approval of the compensation committee may be substituted for the approval of the audit committee, provided the compensation committee complies with all the requirements prescribed by the Companies Law regarding composition of the audit committee. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient. Arrangements regarding the compensation of directors require the approval of the audit committee, the board, and the shareholders, in that order.

Disclosure of personal interest. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation (i) in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, or a director or general manager, or (ii) in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney. “Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.

The office holder must immediately make the disclosure of his or her personal interest and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business of a company, or that is not on market terms, or which is likely to have a material impact on the company’s profitability, assets or liabilities. The Israeli Companies Law defines a “relative” as a spouse, sibling, parent, grandparent, descendant, and the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approval of the company’s audit committee and the board of directors is required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the audit committee is sufficient). Exculpation, indemnification, insurance or compensation of a director also requires shareholder approval. A person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors has a personal interest in the transaction, all directors may attend that meeting and vote, and a shareholder approval also would be required.

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

Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and other shareholders and refrain from abusing his or her power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	Any amendment to the articles of association,

•	An increase of the company’s authorized share capital,

•	A merger, or

•	Approval of interested party transactions that require shareholder approval.

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

Under the Israeli Companies Law, we may indemnify an office holder for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in his or her capacity as our office holder:

•	Monetary liability imposed on the office holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

•

Reasonable legal costs, including attorneys’ fees, expended by an office holder as a result of an investigation or proceeding instituted against the office holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the office holder, and either:

•	No financial liability was imposed on the office holder in lieu of criminal proceedings, or

•	Financial liability was imposed on the office holder in lieu of criminal proceedings, but the alleged criminal offense does not require proof of criminal intent.

•	Reasonable legal costs, including attorneys’ fees, expended by the office holder or for which the office holder is charged by a court:

•	In an action brought against the office holder by us, on our behalf or on behalf of a third party,

•	In a criminal action in which the office holder is found innocent, or

•	In a criminal action in which the office holder is convicted, but in which proof of criminal intent is not required.

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

General corporate tax structure in Israel

Israeli companies were subject to corporate tax at the rate of 25% in 2010. Pursuant to tax reform legislation that came into effect in 2005 and 2009, the corporate tax rate is to undergo further staged reductions to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and from 2016 onward the tax rate will be reduced to 18%.

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

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period
0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

*	As mentioned above, the corporate income tax will be gradually reduced from 25% in 2010 to 18% in 2016.

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

The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so. However, we currently have disputes with the Israeli Tax Authority (“ITA”) on matters, such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employees stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses See “Item 8 – Financial Information” under the caption “Legal Proceedings”.

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

The amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2010, we repurchased 79,240,041 ordinary shares in a total amount of $1,768,589,705. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deemed-dividend event. See Annual Report (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) and Note 12e to Consolidated Financial Statements for further information regarding our repurchase program.

As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation. As of December 31, 2010, we generated tax-exempt income in the amount of $0.7 million from our Privileged Enterprise.

Our board of directors has determined that we will not distribute any amounts of our tax-exempt income as dividend. We intend to reinvest our tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise and Privileged Enterprise programs as the undistributed tax-exempt income is essentially permanent in duration.

Recently, new legislation amending to the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The amendment became effective as of January 1, 2011 and will apply to preferred income produced or generated by a preferred company from the effective date. Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time.

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

Under the industrial Encouragement Law we are entitled to special rates of depreciation for industrial equipment and in addition to amortization of the cost of purchased know-how and patents over an eight year period for tax purposes and an accelerated depreciation rate on equipment.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 45% tax in 2010) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were issued and deposited with the trustee; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were issued and deposited with the trustee (with respect to options granted before January 1, 2006, a period of 30 months commencing from the date of which the options were granted or a period of 24 months commencing from the date of which the options were issued and deposited with the trustee); or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 45% tax in 2010) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 20% or 25% on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

In accordance with the provisions of the Israeli Tax Ordinance, if a company has selected the capital gains track, the company must continue granting options under the selected capital gains track until the end of the year following the year in which the first grant of options under that trustee track will be made. Notwithstanding the above, the company may at any time also grant options under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including office holders but excluding controlling shareholders.

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 45% in 2010) on the profit upon the sale of the underlying shares.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries may generally receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence or are to be withheld from the actual dividend distributions.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company). However, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

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

A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

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

United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

•	A citizen or resident (as defined for U.S. federal income tax purposes) of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states;

•	An estate, if the estate’s income is subject to U.S. federal income taxation regardless of its source; or

•

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

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders who will hold the ordinary shares as capital assets. The discussion does not consider:

•	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax).

•

U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and foreign individuals or entities.

•	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution.

•	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle, or conversion transaction.

•	U.S. Shareholders who acquire their ordinary shares in a compensatory transaction.

•	U.S. Shareholders whose functional currency is not the U.S. dollar.

•	Any aspect of state, local, or non-U.S. tax law.

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

Passive Foreign Investment Company Status

Based upon our income, assets and activities, we believe that we are not currently, and have not been in prior years, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either:

•	75% or more of our gross income in the taxable year is passive income, or

•	50% or more of the average percentage of our assets held during the taxable year, produce or are held for the production of passive income.

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

As of December 31, 2010, securities representing 42.9% of our investments portfolios are rated as AAA; securities representing 29.9% of the portfolio are rated as AA; and securities representing 27.1% of the portfolio are rated as A; securities representing 0.1% of the portfolio are rated as BBB and below.

The table below provides information regarding our investments in cash, cash equivalents, short-term deposit and marketable securities, as of December 31, 2010.

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2010
	2011	2012	2013	2014	2015 onwards
	(in thousands)
Government and corporate debentures - fixed interest rates	$313,939	$502,572	$315,009	$124,808	$48,065	$1,304,393	$1,323,370
US Agencies	$142,496	$43,410	$103,315	$28,322	$14,038	$331,581	$332,799
Auction rate securities(*)	—	—	—	—	$7,990	$7,990	$7,990
Government and corporate debentures - floating interest rates,	$78,505	$85,619	$26,487	$7,135	$965	$198,711	$199,010
money market instruments & cash	$551,777	—	—	—	—	$551,777	$551,777

Total	$1,086,717	$631,601	$444,811	$160,265	$71,058	$2,394,452	$2,414,946

(*)	The balance is comprised of four auction rate securities, which have suffered from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, we obtain a third party valuation to determine the fair values of these securities. The maturity dates for these securities are between 2011 and 2052.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros, Swedish Krona and Israeli Shekels. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

On our balance sheet, we remeasure into U.S. dollars all monetary accounts (principally liabilities) that are maintained in other currencies. For this remeasurement, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this remeasurement is reflected in the statement of income as financial income or financial expense, as appropriate.

We measure and record non-monetary accounts in our balance sheet (principally fixed assets and prepaid expenses) in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

We entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2010, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $187.7 million. These contracts were for a period of up to twelve months. The net gains (losses) recognized in “financial income, net” during 2010 were $10.8 million.

During 2010, we entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros, British Pounds and Swedish Krona. As of December 31, 2010, there were no outstanding contracts. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $ 0.4 million were recognized when the related expense were incurred and classified in operating expenses during 2010.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2010 would result in an increase in operating expenses of $19.6 million for the year ended December 31, 2010. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2010, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management report on our internal control over financial reporting (as such defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), and the related attestation report of our independent public accounting firm, are included in pages F-3 and F-4 to F-5 of our audited consolidated financial statements set forth in “Item 18 – Financial Statements,” and are incorporated herein by reference.

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

In March 2004, our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions. The Code of Ethics is updated from time to time. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 800 Bridge Parkway, Redwood City, California 94065 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees billed to us for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young (“E&Y”) during the years ended December 31, 2009 and 2010 (in thousands):

	Year Ended December 31, 2009		Year Ended December 31, 2010
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$864	81%	$832	79%
Audit-related fees	—	—	—	—
Tax fees (2)	198	19%	224	21%

Total	$1,062	100%	$1,056	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004, our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2009 and 2010, and may receive during 2011 for non-audit services in certain categories.

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

Our board of directors approved seven programs to repurchase ordinary shares. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006, and ended on March 5, 2008, and authorized the repurchase of up to $600 million of our ordinary shares. The fifth program was announced on March 26, 2008, and authorized the repurchase of up to $400 million of our ordinary shares. The sixth program was announced on January 27, 2010, and authorized the repurchase of up to $250 million of our ordinary shares. The seventh program was announced on February 3, 2011, and authorized the repurchase of up to $300 million annually of our ordinary shares following the approval of our consolidated financial statements for the year ended December 31, 2010.

During 2010, we used $200.0 million to repurchase approximately 5.7 million ordinary shares which were repurchased under the fifth and six programs, as described above. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)
January 1 – January 31	N/A	N/A	N/A	$281,411
February 1 – February 28	1,384,380	$32.53	1,384,380	$236,372
March 1 – March 31	151,969	$32.52	151,969	$231,431
April 1 – April 30	N/A	N/A	N/A	$231,431
May 1 – May 31	1,512,621	$33.04	1,512,621	$181,451
June 1 – June 30	N/A	N/A	N/A	$181,451
July 1 – July 31	N/A	N/A	N/A	$181,451
August 1 – August 31	1,205,600	$34.53	1,205,600	$139,819
September 1 – September 30	238,506	$35.01	238,506	$131,468
October 1 – October 31	N/A	N/A	N/A	$131,468
November 1 – November 30	889,900	$43.25	889,900	$92,979
December 1 – December 31	267,193	$43.03	267,193	$81,482
Total	5,650,169	$35.38	5,650,169	N/A

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Global Select Market rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ rules must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

See Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10 “Additional Information – Articles of Association and Israeli Companies Law” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-51 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 1996 Israel Stock Option Plan (3)

4.3	Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (4)

4.4	Addendum-Israel to the Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (5)

4.5	Check Point Software Technologies Ltd. 1996 United Stated Stock Option Plan (6)

4.6	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (7)

4.7	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (8)

4.8	Zone Labs, Inc. 1998 Stock Option Plan (9)

4.9	Pointsec Mobile Technologies Inc. 2003 Stock Option Plan (10)

4.10	Pointsec Mobile Technologies Inc. 2005 Stock Option Plan (11)

4.11	Pointsec Mobile Technologies Inc. 2006 Stock Option Plan (12)

4.12	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (13)

4.13	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (14)

8	List of subsidiaries (15)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 10.3 of Check Point’s Registration Statement on Form F-1 originally filed with the Securities and Exchange Commission on May 31, 1996.
(4)	Incorporated by reference to Exhibit 4.6 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.
(5)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.
(6)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.
(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(9)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.

(10)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.
(11)	Incorporated by reference to Exhibit 4.2 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.
(12)	Incorporated by reference to Exhibit 4.3 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.
(13)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(14)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(15)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

- - - - - - - - - -

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets,

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2010 based on these criteria.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2011, expressed an unqualified opinion thereon.

Tel-Aviv, Israel March 31, 2011	/s/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated March 31, 2011, expressed an unqualified opinion thereon.

Tel-Aviv, Israel March 31, 2011	/s KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2009	2010
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$414,085	$551,777
Marketable securities	469,913	537,718
Trade receivables (net of allowances for doubtful accounts and sales reserves of $19,335 and $21,170 at December 31, 2009 and 2010, respectively)	283,668	283,192
Prepaid expenses and other current assets	34,544	44,247

Total current assets	1,202,210	1,416,934

LONG-TERM ASSETS:
Marketable securities	963,001	1,325,451
Property and equipment, net	38,936	37,065
Severance pay fund	6,314	6,532
Deferred tax asset, net	16,307	18,122
Other intangible assets, net	114,192	66,765
Goodwill	708,458	717,052
Other assets	20,176	17,381

Total long-term assets	1,867,384	2,188,368

Total assets	$3,069,594	$3,605,302

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2009	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$8,860	$9,927
Employee and payroll accruals	67,167	80,814
Deferred revenues	384,255	424,158
Accrued expenses and other liabilities	92,984	148,363

Total current liabilities	553,266	663,262

LONG-TERM LIABILITIES:
Deferred revenues	41,005	40,394
Income tax accrual	132,908	169,370
Deferred tax liability	11,636	1,721
Accrued severance pay	11,061	11,224

	196,610	222,709

Total liabilities	749,876	885,971

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2009 and 2010; no shares issued and outstanding at December 31, 2009 and 2010	—	—
Deferred shares, NIS 1 par value, 10 shares authorized at December 31, 2009 and 2010; 1 share issued and outstanding at December 31, 2009 and 2010	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2009 and 2010; 261,223,970 shares issued at December 31, 2009 and 2010; 209,099,392 and 208,414,687 shares outstanding at December 31, 2009 and 2010, respectively	774	774
Additional paid-in capital	527,874	580,276
Treasury shares at cost—52,124,578 and 52,809,283 Ordinary shares at December 31, 2009 and 2010, respectively	(1,199,752)	(1,306,382)
Accumulated other comprehensive income	12,555	15,584
Retained earnings	2,978,267	3,429,079

Total shareholders’ equity	2,319,718	2,719,331

Total liabilities and shareholders’ equity	$3,069,594	$3,605,302

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2008	2009	2010
Revenues:
Products and licenses	$338,317	$361,633	$444,400
Software updates, maintenance and services	470,173	562,784	653,468

Total revenues	808,490	924,417	1,097,868

Operating expenses: *)
Cost of products and licenses **)	34,648	61,495	75,426
Cost of software updates, maintenance and services **)	33,407	43,551	55,721
Amortization of technology	24,554	28,224	32,826

Total cost of revenues	92,609	133,270	163,973

Research and development	91,629	89,743	105,748
Selling and marketing	214,439	220,877	235,301
General and administrative	53,313	56,409	57,244
Restructuring and other acquisition related costs	—	9,101	588

Total operating expenses	451,990	509,400	562,854

Operating income	356,500	415,017	535,014
Financial income, net	40,876	32,058	30,164
Other than temporary impairment, net of gain on sale of marketable securities previously impaired	(11,221)	(1,277)	(785)

Income before taxes on income	386,155	445,798	564,393
Taxes on income	62,189	88,275	111,567

Net income	$323,966	$357,523	$452,826

Basic earnings per Ordinary share	$1.51	$1.71	$2.18

Diluted earnings per Ordinary share	$1.50	$1.68	$2.13

*) Includes stock-based compensation to employees in the following items:

Cost of products and licenses	$48	$47	$49
Cost of software updates, maintenance and services	684	641	984
Research and development	5,037	6,649	7,325
Selling and marketing	6,855	5,032	7,279
General and administrative	19,703	18,538	19,543

**) Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity
Balance as of December 31, 2007	$774	$464,330	$(907,022)	$1,233	$2,297,640		$1,856,955

Tax benefit related to exercise of stock options	—	13,019	—	—	—		13,019
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (2,402,792 Ordinary shares net of 29,383 for taxes)	—	(6,268)	41,314	—	—		35,046
Treasury shares at cost (10,914,008 Ordinary shares)	—	—	(239,542)	—	—		(239,542)
Stock-based compensation expense related to employees	—	32,327	—	—	—		32,327
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $ 403 tax	—	—	—	1,091	—	$1,091	1,091
Other than temporary impairment on marketable securities, net of $2,272 tax	—	—	—	8,949	—	8,949	8,949
Unrealized losses on marketable securities, net of $ (4,304) tax	—	—	—	(15,946)	—	(15,946)	(15,946)
Net income	—	—	—	—	323,966	323,966	323,966

Total comprehensive income						$318,060

Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Unrealized losses on marketable securities, net of $ 1,255 tax				$(4,673)

Accumulated other comprehensive loss as of December 31, 2008				$(4,673)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity
Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Tax benefit related to exercise of stock options	—	7,502	—	—	—		7,502
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (6,871,250 Ordinary shares net of 43,805 for taxes)	—	(13,943)	107,783	—	(862)		92,978
Treasury shares at cost (7,814,140 Ordinary shares)	—	—	(202,285)	—	—		(202,285)
Stock-based compensation expense related to employees	—	30,907	—	—	—		30,907
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $ (122) tax	—	—	—	104	—	$104	104
Other than temporary impairment, net of $ 669 tax	—	—	—	2,523	—	2,523	2,523
Unrealized gain on marketable securities, net of $ 4,747 tax	—	—	—	14,601	—	14,601	14,601
Net income	—	—	—	—	357,523	357,523	357,523

Total comprehensive income						$374,751

Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Unrealized gain on marketable securities, net of $ 4,039 tax				$12,555

Accumulated other comprehensive income as of December 31, 2009				$12,555

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity
Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Tax benefit related to exercise of stock options	—	4,763	—	—	—		4,763
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (4,965,581 Ordinary shares net of 61,149 for taxes)	—	12,459	93,370	—	(2,014)		103,815
Treasury shares at cost (5,650,169 Ordinary shares)	—		(200,000)	—			(200,000)
Stock-based compensation expense related to employees		35,180	—	—	—		35,180
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $(244) tax	—	—	—	(974)	—	$(974)	(974)
Other than temporary impairment, net of $147 tax	—	—	—	785	—	785	785
Unrealized gain on marketable securities, net of $967 tax	—	—	—	3,218	—	3,218	3,218
Net income	—	—	—		452,826	452,826	452,826

Total comprehensive income						$455,855

Balance as of December 31, 2010	$774	$580,276	$(1,306,382)	$15,584	$3,429,079		$2,719,331

Unrealized gain on marketable securities, net of $ 4,909 tax				$15,584

Accumulated other comprehensive income as of December 31, 2010				$15,584

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income	$323,966	$357,523	$452,826
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	8,648	8,885	6,890
Amortization of premium and accretion of discount on marketable securities, net	3,099	8,414	14,428
Other than temporary impairment net of gain on sale of marketable securities previously impaired	11,221	1,277	785
Realized loss (gain) on sale of marketable securities, net	1,494	1,896	(974)
Amortization of intangible assets	36,982	50,653	51,876
Stock-based compensation	32,327	30,907	35,180
Foreign currency on amount due to Protect Data shareholders	(463)	—	—
Deferred income taxes, net	(14,034)	(11,386)	(11,674)
Decrease (increase) in trade receivables, net of allowances for doubtful accounts and sales reserves	(50,256)	(11,256)	536
Decrease (increase) in prepaid expenses and other current assets and other assets	(3,521)	1,285	(5,742)
Increase (decrease) in trade payables	744	(2,405)	789
Increase in employees and payroll accruals	1,289	20,163	13,647
Increase in accrued expenses and other liabilities	38,423	63,026	97,178
Increase in deferred revenues	57,104	46,006	37,649
Excess tax benefit from stock-based compensation	(13,019)	(7,502)	(4,763)
Increase (decrease) in accrued severance pay, net	25	(379)	(55)

Net cash provided by operating activities	434,029	557,107	688,576

Cash flows from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	—	(58,787)	(13,957)
Payments made in connection with prior years acquisitions	(8,579)	—	—
Proceeds from maturity of marketable securities	311,134	427,660	605,725
Proceeds from sale of marketable securities	259,803	27,006	44,096
Investment in marketable securities	(736,781)	(1,002,305)	(1,090,416)
Investment in short term deposits	(26,302)	—	—
Proceeds from maturity of short term deposits	—	26,302	—
Purchase of property and equipment	(8,301)	(4,283)	(4,910)

Net cash used in investing activities	(209,026)	(584,407)	(459,462)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from financing activities:

Proceeds from issuance of shares under stock purchase plan and upon exercise of options	35,046	92,978	103,815
Purchase of treasury shares at cost	(239,542)	(202,285)	(200,000)

Excess tax benefit from stock-based compensation	13,019	7,502	4,763

Net cash used in financing activities	(191,477)	(101,805)	(91,422)

Increase (decrease) in cash and cash equivalents	33,526	(129,105)	137,692
Cash and cash equivalents at the beginning of the year	509,664	543,190	414,085

Cash and cash equivalents at the end of the year	$543,190	$414,085	$551,777

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$63,251	$55,440	$59,945

Supplemental disclosures of non cash financing and investing activities

Net change in unrealized gain (loss) on marketable securities	$(7,535)	$22,521	$3,899

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

b.	During 2010 and 2009, approximately 35% of the Company’s revenues were derived from the same two channel partners, 18% from one channel partner and 17% from the other. During 2008, approximately 30% of the Company’s revenues were derived from the same two channel partners, 16% from one channel partner and 14% from the other. Trade receivable balances from these two channel partners aggregated $ 101,094 and $ 114,801 as of December 31, 2009 and December 31, 2010, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluate estimates, including those related to accounts receivable and sales allowances, fair values of financial instruments, fair values and useful lives of intangible assets, fair values of stock-based awards, income taxes, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in United States dollars:

Most of the Company’s revenues and costs are denominated in United States dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate.

Thus, the dollar is the Company’s functional and reporting currency. Accordingly, monetary amounts denominated in a currency other than the functional currency are re-measured into the functional currency in accordance with ASC Topic 830, “Foreign Currency Matters,” while all transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt and Equity Securities”.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities is below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “other than temporary impairment, net of gain on sale of marketable securities previously impaired” in the statement of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During 2008, 2009 and 2010, other-than-temporary impairment net of gain on sale of marketable securities previously impaired amounted to $ 11,221, $ 1,277 and $ 785, respectively. The amount in 2009, includes a loss of $ 3,134 and a gain of $ 1,857 on sale of securities previously impaired. See further details in Note 4.

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

Property and equipment are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2008, 2009 and 2010, no impairment losses have been recorded.

g.	Goodwill and other intangible assets:

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

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment.

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2010, no impairment losses have been identified.

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

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2008, 2009 and 2010, no impairment loss was recorded.

In determining the fair values of long-lived assets for purpose of measuring impairment, starting in 2009, the Company’s assumptions include those that market participants will consider in valuations of similar assets.

h.	Business Combinations

Effective January 1, 2009, the Company adopted the amended ASC No. 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The amended ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and restructuring and acquisition-related costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The amendment is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of the amendment, which are recognized in earnings following the adoption date.

i.	Research and development costs:

Research and development costs are charged to the statement of income as incurred. ASC 985-20, “Software- Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

j.	Revenue recognition:

The Company derives its revenues mainly from products, licenses, combined hardware and software products, software updates and maintenance and support services. The Company’s products are generally integrated with software that is essential to the functionality of the equipment. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users primarily through its web site.

The Company applies software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all transactions involving the sale of software products and hardware products that

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

include software. Product and software license revenue is recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. For hardware transactions where software is essential to the functionality of the appliance, the Company does not separate the license fee and does not apply separate accounting guidance to the hardware and software elements. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met.

As required by ASC 985-605, the Company determines the value of the software and hardware components (the delivered elements) of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company’s software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement and other security solutions sold as a service or annuity. The Company’s support offerings include multiple services to customers primarily telephone access to technical support personnel and hardware support services. Revenue s from software updates, maintenance and services are recognized ratably over the term of the agreement.

Deferred revenues represent mainly the unrecognized fees billed for unspecified software updates, maintenance and support services; referred to collectively as PCS services.

The Company determines the fair value of each type of undelivered element as follows:

For enterprise products, the Company determines the fair value of the PCS services based on the renewal prices charged for such services. The Company offers several levels of services, classified by services offered, response time, and availability. The Company has defined classes of customers, based on the total gross value of licensed software and hardware products the customer purchased from the Company. The Company prices renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software and hardware products the customer purchased.

For its consumer products, the Company determines the fair value of PCS services based on the renewal prices of such services for the different products offered. The renewal prices are based on the Company’s price list.

The Company records a provision for estimated sales returns, stock rotations and other rights granted to customers on product and service related sales in the same period the related revenues are recorded in accordance with ASC No. 985-605. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 10,762 and $ 14,075 as of December 31, 2009 and 2010, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and license fees paid to third parties.

Cost of software updates, maintenance and services is comprised of cost of post sale customer support and license fees paid to third parties.

Amortization of technology is comprised of amortization of core technology assets which are used in the Company’s operations, and is presented separately as part of cost of revenues.

l.	Severance pay:

The Company’s liability for severance pay for periods prior to January 1, 2007, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month’s salary for each year of employment, or a portion thereof. Until January 1, 2007, the Company’s liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of deposited funds in respect to the severance liability for services prior to January 1, 2007, includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay shall replace its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. Effective from January 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employee’s monthly salary for each year of service.

Severance expenses for the years ended December 31, 2008, 2009 and 2010, were $ 5,134, $ 4,037 and $ 4,053, respectively.

m.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 16,500 per year (and an additional amount of $ 5,500 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. Effective from January 1, 2006, the Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2008, 2009 and 2010, the Company’s match amounted to $ 684, $ 848 and $ 904, respectively.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010, were $ 2,796, $ 1,400 and $ 3,098, respectively.

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The Company’s cash and cash equivalents, and marketable securities are held by the Company’s Singaporean subsidiary, the U.S. subsidiary and Check Point Ltd., are invested in dollar and dollar-linked investments, and are deposited in major banks in the U.S. and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear low risk.

The Company’s marketable securities consist of investment-grade corporate bonds, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

amounted to $ 8,573 and $ 7,095 as of December 31, 2009 and 2010, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts.

Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 1,898, $ 2,052 and $ 97 in 2008, 2009 and 2010, respectively. Total write offs during 2008, 2009 and 2010 amounted to $ 726, $ 274 and $ 1,575, respectively.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2009 and 2010, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 142,400 and $ 187,676, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). The net gains recognized in “financial income, net” during 2009 and 2010 were $ 6,048 and $ 10,848, respectively.

During 2010, the Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros, British Pounds and Swedish Krona. As of December 31, 2010, there were no outstanding contracts. The Company measured the fair value of the contracts in accordance with ASC No. 820. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $ 428 were recognized when the related expenses were incurred and classified in operating expenses during 2010.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 14,461,565, 8,386,309 and 1,147,378 for 2008, 2009 and 2010, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and whereas the fair value of restricted stocks awards is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of options granted in 2008, 2009 and 2010 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2008	2009	2010
Expected volatility	38.57%	35.00%	30.54%
Risk-free interest rate	3.05%	2.61%	1.63%
Dividend yield	0.0%	0.0%	0.0%
Expected term from vesting date (years)	3.55	3.62	2.97

Employee Stock Purchase Plan
Expected volatility	31.15%	46.90%	20.20%
Risk-free interest rate	1.92%	0.31%	0.16%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

t.	Fair value of financial instruments:

The Company measures its cash equivalents, marketable securities, Auction Rate Securities, and foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 —	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 —	Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 —	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

u.	Comprehensive income:

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

v.	Treasury stock:

The Company repurchases its Ordinary shares from time to time on the open market and holds such shares as treasury stock. The Company presents the cost to repurchase treasury stock as a reduction of shareholders’ equity.

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

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) (“ASU 2009-13”) and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

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

Purchase price allocation:

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

Intangible assets:

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

	Fair value	Useful life
Customer relationships (1)	$11,909	2 years
Core technology (2)	20,058	3 years
In-Process research and development (3)	2,741
Backlog	1,280	0.5 years
Trade names (4)	956	3 years

Total intangible assets	$36,944

(1)	Customer relationships represent the underlying relationships and agreements with Nokia’s installed customer base and is amortized over 2 years using the accelerated method.

(2)	Core technology represents a combination of Nokia processes, patents and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company’s products.

(3)	In-process research and development (“IPR&D”) represents incomplete Nokia research and development projects that had not reached technological feasibility and had no alternative future use as of the date of the acquisition. The asset was fully amortized in 2010 as the Company abandoned the development efforts.

(4)	Trade names value represents the recognition value of Nokia’s brand name as a result of advertising expenditures for customer relations and the technological development to provide consistent, leading edge products and a strong research and development commitment by the Company.

During the second quarter of fiscal year 2009, the Company approved a plan to restructure certain operations of Nokia to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded are based on a restructuring plan that have been committed to by management.

The total restructuring and other acquisition related costs of $ 9,101 consisted mainly of employee severance costs in the amount of $ 7,700 out of which $ 7,237 was paid during 2009. The remaining balance was paid in 2010. Also included are excess facilities obligations through fiscal 2010 and other acquisition costs.

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

to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 16,623 and $ 2,738 in 2008 and 2009, respectively, and related tax effects.

	Year ended December 31
	2008	2009
	Unaudited	Unaudited
Revenues(*)	$1,006,204	$971,993

Net income	$355,035	$368,788

Basic earnings per share	$1.66	$1.76

Diluted earnings per share	$1.64	$1.74

(*)	Nokia revenues prior to the acquisition date were denominated in currencies other than the US dollar; such revenues were re-measured into US dollars in accordance with ASC 830.

b.	In June 2010, the Company acquired Liquid Machines, Inc. a leader in data security for a cash consideration of $ 13,957. Under the acquisition method of accounting, the total consideration was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The excess of the consideration transferred over the fair value of the net tangible and identifiable intangible assets was recorded as goodwill. As part of the allocation $ 4,449 was allocated to amortizable intangible assets (technology and customer relationships) that are being amortized over their estimated useful lives of three to six years and the residual was recorded as goodwill in the amount of $ 8,594. The results of the aforementioned acquisition are included with that of the Company for the period subsequent to the acquisition date and are immaterial to the consolidated results. The acquisition did not have a material effect on pro forma financial data.

NOTE 4:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2009				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$193,902	$2,643	$(134)	$196,411	$313,939	$2,372	$(85)	$316,226
Government-sponsored enterprises	239,609	605	(562)	239,652	142,496	504	(100)	142,900
Structured notes (*)	12,128	—	(38)	12,090	—	—	—	—
Government and corporate debentures - floating interest rate	21,764	7	(11)	21,760	78,505	97	(10)	78,592

	$467,403	$3,255	$(745)	$469,913	$534,940	$2,973	$(195)	$537,718

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:- MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2009				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$726,117	$13,823	$(1,342)	$738,598	$990,454	$18,421	$(1,731)	$1,007,144
Government-sponsored enterprises	93,049	1,551	(267)	94,333	189,085	1,366	(552)	189,899
Government and corporate debentures - floating interest rate	120,976	459	(140)	121,295	120,206	297	(85)	120,418
Mortgage and asset backed securities	—	—	—	—	—	—	—	—
Auction rate securities (**)	8,775	—	—	8,775	7,990	—	—	7,990

	$948,917	$15,833	$(1,749)	$963,001	$1,307,735	$20,084	$(2,368)	$1,325,451

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2009
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$260,225	$(1,475)	$—	$—	$260,225	$(1,475)
Government-sponsored enterprises	155,577	(830)	—	—	155,577	(830)
Structured note (*)	12,090	(38)	—	—	12,090	(38)
Government and corporate debentures - floating interest rate	45,107	(151)	—	—	45,107	(151)

	$472,999	$(2,494)	$—	$—	$472,999	$(2,494)

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:- MARKETABLE SECURITIES (Cont.)

	December 31, 2010
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$195,784	$(1,816)	$—	$—	$195,784	$(1,816)
Government-sponsored enterprises	122,574	(649)	4,999	(3)	127,572	(652)
Government and corporate debentures - floating interest rate	58,632	(47)	15,834	(48)	74,467	(95)

	$376,990	$(2,512)	$20,833	$(51)	$397,823	$(2,563)

(*)	The structured note as of December 31, 2009, is comprised solely of an inverse floating interest rate bond, which matured during March 2010. Inverse floating rate bonds are bonds where the coupon varies inversely with changes in specified interest rates or indices (for example, LIBOR).

(**)	The balance is comprised of four auction rate securities, which have suffered from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, the Company obtained a third party valuation to determine the fair values of these securities (see Note 5).

As of December 31, 2009 and 2010, interest receivable amounted to $12,400 and $15,324 respectively, and is included within other current assets in the balance sheets.

The other-than-temporary loss recognized in earnings during 2010 was $785 relating to auction rate securities. The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

The Company recognized in 2009 other-than-temporary impairment in a total amount of $ 3,134 related to its auction rate securities loss and a gain of $ 1,857 on sale of marketable securities that were impaired in 2008.

The other-than-temporary loss recognized in earnings during 2008 was $11,221, out of which $6,290 pretax was related to auction rate securities.

NOTE 5:- FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents, marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Cash equivalents, marketable securities, except investments in auction rate securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$281,427	$—	$—	$281,427
Commercial papers	—	22,780	—	22,780
Government and corporate debentures - fixed interest rate	—	6,004	—	6,004
Marketable securities:
Government and corporate debentures - fixed interest rate	—	935,009	—	935,009
Government-sponsored enterprises	—	333,985	—	333,985
Structured notes	—	12,090	—	12,090
Government and corporate debentures - floating interest rate	—	143,055	—	143,055
Auction rate securities	—	—	8,775	8,775
Foreign currency derivative contracts	—	435	—	435

Total financials assets	$281,427	$1,453,358	$8,775	$1,743,560

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$226,092	$—	$—	$226,092
Government and corporate debentures - fixed interest rate		7,932		7,932
Marketable securities:
Government and corporate debentures - fixed interest rate	—	1,323,370	—	1,323,370
Government-sponsored enterprises	—	332,799	—	332,799
Government and corporate debentures - floating interest rate	—	199,010	—	199,010
Auction rate securities	—	—	7,990	7,990
Foreign currency derivative contracts	—	1,219	—	1,219

Total financials assets	$226,092	$1,864,330	$7,990	$2,098,412

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2010. The Company’s Level 3 instruments consist of Auction Rate Securities classified as available-for-sale with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity.

Fair value measurements using significant unobservable inputs (Level 3):

Auction rate securities
Balance at January 1, 2009	$11,909
Unrealized losses included in earning (other than temporary impairment)	(3,134)

Balance at December 31, 2009	8,775
Unrealized losses included in earning (other than temporary impairment)	(785)

Balance at December 31, 2010	$7,990

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2010
Cost:
Computers and peripheral equipment	$52,830	$55,475
Office furniture and equipment	5,311	5,379
Building	32,201	32,907
Leasehold improvement	4,423	4,389

	94,765	98,150
Accumulated depreciation and amortization	55,829	61,085

Property and equipment, net	$38,936	$37,065

During 2009 and 2010, the Company recorded a reduction of $ 1,947 and $ 1,719, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill for the years ended December 31, 2009 and 2010 are as follows:

	Year ended December 31,
	2009	2010
Goodwill, beginning of year	$664,602	$708,458
Acquisition of Nokia Appliance Business	43,856	—
Acquisition of Liquid Machines	—	8,594

Goodwill, end of year	$708,458	$717,052

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

	Useful life	December 31,
		2009	2010
Original amount:
Core technology	2 - 5	$139,008	$141,819
Trademarks and Trade names	3 - 20	26,476	26,476
Customer relationship	2 - 6	65,489	67,127
In process research and development	(*)	2,741	2,741
Backlog	0.5	1,280	—

		234,994	238,163

Accumulated amortization:
Core technology		73,739	106,565
Trademarks		5,281	7,175
Customer relationship		40,502	54,917
In process research and development		—	2,741
Backlog		1,280	—

		120,802	171,398

Other intangible assets, net:
Core technology		65,269	35,254
Trademarks		21,195	19,301
Customer relationship		24,987	12,210
In process research and development		2,741	—

		$114,192	$66,765

(*)	Amortized during 2010, as the research and development efforts were abandoned.

The estimated future amortization expense of other intangible assets as of December 31, 2010 is as follows:

2011	$43,838
2012	6,190
2013	2,233
2014	1,809
2015	1,690
Thereafter	11,005

$66,765

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8:- EMPLOYEE AND PAYROLL ACCRUALS

As of December 31, 2009 and 2010, employee and payroll accruals include a total amount of $ 5,273 and $ 4,542, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007, respectively.

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2009	2010
Income taxes payable	$24,851	$54,794
Accrued products and licenses costs	22,276	28,341
Current deferred tax liability, net	7,420	8,679
Marketing expenses payable	5,176	7,564
Legal accrual	11,025	19,445
Purchase commitment to subcontractors	4,486	5,415
Accrued expenses	17,750	24,125

	$92,984	$148,363

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements that expire between 2011 and 2014. Certain of these agreements have immaterial free rent payment provisions. The Company recognizes rent expense under such arrangements on a straight-line basis. The Company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2010, were as follows:

2011	$4,329
2012	2,732
2013	786
2014	252

$8,099

Rent expenses for the years ended December 31, 2008, 2009 and 2010, were $ 7,307, $ 7,068 and $ 6,193, respectively.

b.	Litigation:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In particular, following audits of the Company’s 2002 through 2005 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging its positions on several issues, including matters such as the usage of funds earned by its approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of its shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by its wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,412 million with respect to these four years (this amount includes interest through the respective assessment dates). The Company has appealed the orders relating to all four years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued preliminary assessments for 2006 and 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 410 million with respect to these two years, including interest through the assessment date of August 2, 2009. The Company has filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order will be issued.

The Company is currently named as a defendant in four patent related lawsuits. All of the lawsuits were filed against multiple security vendors and all of the plaintiffs are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. The Company currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine.

In the first quarter of 2011 the Company settled all litigation relating to its SofaWare subsidiary. As of December 31, 2010, a sufficient provision was recorded in the Company’s financial statements in relation to the litigation. As part of the settlement the Company acquired the SofaWare shares held by its co-founders, bringing its total SofaWare holdings to almost 90% of the outstanding shares. The Company is currently in the process of acquiring the remaining shares, and expects that SofaWare will become a wholly-owned subsidiary.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- TAXES ON INCOME

a.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2009	2010
Beginning balance	$101,230	$132,908
Additions for prior year tax positions	28,264	20,616
Additions for current year tax position	3,414	15,846

Ending balance	$132,908	$169,370

As of December 31, 2010, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2008, 2009 and 2010, the Company recorded $ 5,904, $ 8,239 and $10,695, respectively for interest expense related to uncertain tax positions. As of December 31, 2009 and 2010, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 23,743 and $34,438, respectively, which is included within income tax accrual on the balance sheets.

Domestically, the Israeli Tax Authorities (“ITA”) issued an order with respect to income tax returns of the Company for years 2002 through 2005. The ITA disagreed with several of the Company’s positions as it pertains to the treatment of taxes. In addition, the ITA is currently examining the income tax returns for the years 2006 and 2007. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 410 million with respect to these years (assessment received on August 2, 2009) including interest as of the assessment date. The Company appealed such assessment. The ITA is currently conducting a re-examination, there can be no assurance that the ITA will accept the companies positions on the matters raised and in such an event an order will be issued (see note 10b).

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the Company’s tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to the Company’s net operating loss and overall credit carry-forward position.

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

Taxable income of Israeli companies is subject to tax at the rate of 27% in 2008, 26% in 2009, and 25% in 2010 and thereafter. In July 2009, Israel’s Parliament (the Knesset) passed the Economic Efficiency Law (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among other things, an additional gradual reduction in the Israeli corporate tax rate and real capital gains tax rate starting from 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

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

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law (the “Old Law”). Generally, investment programs of Check Point Ltd. that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Old Law’s provisions. On the Alternative Package, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Old Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. If a company requested the Alternative Package of benefits for an Approved Enterprise under the Law, it was precluded from filing a Privileged Enterprise status for three years after the year in which the Approved Enterprise was activated (“Cooling Period”). In November 2008, the Law was amended to shorten the Cooling Period to two years. Following the amendment, the Year of Election for the Company’s first Privileged Enterprise is 2006.

Recently, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted. The amendment will become effective as of January 1, 2011 and will apply to preferred income produced or generated by a preferred company from the effective date. Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Changing from the current law to the new law is permitted at any time.

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

As of December 31, 2010, Check Point Ltd. has elected the status of Privileged Enterprise, under the Amendment, for its seventh and eighth plans.

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

The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2010, the Company repurchased 79,240,041 of its Ordinary shares in a total amount of $ 1,768,589. The Company’s retained earnings attributed to taxable income are higher than the total shares repurchased and therefore should not trigger a deemed-dividend event. For further information about the Company’s repurchase program refer to Note 12e.

Out of the Company’s retained earnings as of December 31, 2010, $713,007 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10% - 25%), and an income tax liability of up to $163,617 would be incurred as of December 31, 2010.

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprises, will subject the Company to taxes upon distribution in any manner including complete liquidation. As of December 31, 2010, the Company had $699,345 tax-exempt income attributed to its Privileged Enterprise plan. In case of distribution or complete liquidation of the Company, it would be taxed at the reduced corporate tax rate between 10%-25% and an income tax liability of up to $114,928 would be incurred as of December 31, 2010.

The Company’s board of directors has determined that it will not distribute any amounts of its undistributed tax-exempt income as dividend in the near-term. The Company currently intends to reinvest its tax-exempt income and not to distribute such income as a dividend. Accordingly, no

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- TAXES ON INCOME (Cont.)

deferred income taxes have been provided on income attributable to the Company’s Approved Enterprise and Privileged Enterprise programs as the undistributed tax exempt income is essentially permanent by reinvestment.

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

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

c.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Undistributed earnings amounted to $129,298 as of December 31, 2010. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2009 and 2010, the Company’s deferred taxes were in respect of the following:

	December 31,
	2009	2010
Carry-forward tax losses	$269,469	$266,011
Deferred revenues	3,194	3,479
Employee stock based compensation	14,316	14,472
Accrued employees costs	3,098	4,614
Reserves and allowances	4,137	3,174
Fixed assets	3,070	6,055
Marketable Securities amortization	—	1,242
Intangible assets	2,314	3,406
Tax credits	9,791	10,980

Deferred tax assets before valuation allowance	309,389	313,433
Valuation allowance	(275,013)	(273,481)

Deferred tax asset	34,376	39,952

Intangible assets	(23,681)	(16,842)
Unrealized gains on marketable securities, net	(4,039)	(4,909)
Other	(604)	(603)

Deferred tax liability	(28,324)	(22,354)

Deferred tax asset, net	$6,052	$17,598

Domestic:
Current deferred tax asset, net	$634	$524
Non-current deferred tax asset, net	9,772	10,974

	10,406	11,498

Foreign:
Current deferred tax asset, net	8,167	9,352
Current deferred tax liability, net	(7,420)	(8,679)
Non-current deferred tax asset, net	6,535	7,148
Non-current deferred tax liability	(11,636)	(1,721)

	(4,354)	6,100

	$6,052	$17,598

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

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forwards of net operating loss and research and development tax credit. ASC No. 718 prohibits recognition of a deferred income tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry-forwards relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The Company has recorded a valuation allowance for the research and development credit carry-forwards due to uncertainties about whether it will be able to utilize these assets before they expire. The net change in the valuation allowance primarily relates to stock option benefits and were accounted for as a credit to additional paid-in-capital.

Through December 31, 2010, the U.S. subsidiaries had a U.S. federal loss carryforward of approximately $656 million resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring before 2020. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2010, the U.S. subsidiaries had a U.S. state net loss carryforward of approximately $ 669 million, which expire between fiscal 2011 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2010, the U.S. subsidiaries had research and development tax credits of approximately $ 10 million, which expire between fiscal 2011 and fiscal 2028 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised of the following:

	Year ended December 31,
	2008	2009	2010
Domestic	$350,963	$421,471	$540,402
Foreign	35,192	24,327	23,991

	$386,155	$445,798	$564,393

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- TAXES ON INCOME (Cont.)

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2008	2009	2010
Current	$76,223	$99,661	$123,241
Deferred	(14,034)	(11,386)	(11,674)

	$62,189	$88,275	$111,567

Domestic	$59,870	$85,626	$110,318
Foreign	2,319	2,649	1,249

	$62,189	$88,275	$111,567

Domestic taxes:
Current	$62,650	$88,398	$112,475
Deferred	(2,780)	(2,772)	(2,157)

	59,870	85,626	110,318

Foreign taxes - US:
Federal taxes:
Current	7,101	7,166	6,608
Deferred	(2,762)	1,281	(792)

	4,339	8,447	5,816

State taxes:
Current	650	977	1,243
Deferred	226	423	(52)

	876	1,400	1,191

Other international locations:
Current	5,822	3,120	2,915
Deferred	(8,718)	(10,318)	(8,673)

	(2,896)	(7,198)	(5,758)

Total foreign taxes	2,319	2,649	1,249

Taxes on income	$62,189	$88,275	$111,567

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

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2008		2009		2010
Income before taxes as reported in the statements of income	$386,155		$445,798		$564,393

Statutory tax rate in Israel	27%		26%		25%
Decrease in taxes resulting from:
Effect of “Approved and Privileged Enterprise” status (*)	(12%	)	(13%	)	(8%	)
Foreign exchange (see note h below)	1%		1%		—
Stock based compensation - nondeductible expense	2%		1%		1%
Others, net	(2%	)	5%		2%

Effective tax rate	16%		20%		20%

(*) Basic earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.21		$0.27		$0.20

Diluted earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.21		$0.27		$0.20

h.	Measurement of income tax in foreign subsidiaries:

Results of the Company’s subsidiary in Sweden for tax purposes are measured and reflected in terms of earnings in SEK. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the SEK/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3f, the Company’s subsidiary has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities resulting from changes in exchange rate.

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

During 2008, 2009 and 2010, employees purchased 474,550, 478,231 and 433,940 Ordinary shares at average prices of $ 18.29, $ 19.19 and $ 24.97 per share, respectively.

As of December 31, 2010, 2,104,972 Ordinary shares were available for future issuance under the ESPP.

PIan accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2008, 2009 and 2010, the Company recognized $ 2,770, $ 3,061 and $ 2,940, respectively, of compensation expense in connection with the ESPP.

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

Under the terms of the 2005 Plans, options to purchase 50,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2010, 58,630,047 Ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2010, 11,546,701 options and RSUs were outstanding under the 2005 Plans, 3,857,131 options were outstanding under the plans approved in 1996, 23,565 were outstanding under the Zone Labs plan and 18,565 were outstanding under the Pointsec Plan.

A summary of the Company’s stock option activity and related information, including options under the Zone Labs 1998 Stock Option Plan assumed by the Company (in connection with the Zone Labs acquisition in 2004) and Pointsec Plans, is as follows:

	Options in thousands			Weighted average exercise price
	2008	2009	2010	2008	2009	2010
Outstanding at beginning of year	24,156	21,582	16,601	$22.02	$20.97	$23.12
Granted	1,900	1,845	2,139	$23.21	$25.86	$30.69
Exercised	(1,713)	(6,039)	(4,062)	$16.41	$16.40	$24.15
Expired	(1,761)	(591)	(470)	$41.89	$23.31	$26.57
Forfeited	(1,000)	(196)	(16)	$21.45	$19.60	$21.95

Outstanding at December 31,	21,582	16,601	14,192 *)	$20.97	$23.12	$23.85

Exercisable at December 31,	14,629	10,469	8,695	$20.47	$22.86	$22.09

*)	As of December 31, 2010, approximately 14.0 million options were outstanding and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

	Year ended December 31, 2010
	Options	Aggregate intrinsic value
	In thousands
Outstanding at beginning of year	16,601	$181,798
Granted	2,139	N/A
Exercised	(4,062)	55,594
Forfeited	(486)	N/A

Outstanding as of December 31,	14,192	$318,075

Exercisable as of December 31,	8,695	$210,141

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010
	Number in thousands
Outstanding at beginning of year	1,232	1,398	1,612
Granted	676	755	371
Vested	(245)	(398)	(530)
Forfeited	(265)	(143)	(199)

Outstanding as of December 31,	1,398	1,612	1,254

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2008, 2009 and 2010 were $ 22.25, $ 23.87 and $ 36.43, respectively.

The options outstanding as of December 31, 2010, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price $	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
			$			$
4.42-6.08	24	0.40	6.04	24	0.40	6.04
16.80-16.80	2,200	2.58	16.80	2,200	2.58	16.80
18.56-22.41	1,110	3.24	21.40	586	2.05	21.11
22.50-23.65	5,384	2.56	23.37	4,105	2.58	23.38
24.01-26.77	2,603	5.18	25.45	1,263	5.06	25.06
26.99-32.31	2,432	4.73	28.78	517	5.18	28.97
33.20-43.95	439	6.26	35.35	—	0.00	0.00

4.42-43.95	14,192	3.58	23.85	8,695	3.05	22.09

The weighted average fair values at grant date of options granted for the years ended December 31, 2008, 2009 and 2010, with an exercise price equal to the market value at the date of grant were $ 9.61, $ 9.98 and $ 9.09, respectively.

As of December 31, 2010, the Company had approximately $ 62,815 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards, expected to be recognized over four years.

e.

Since 2003, the Company’s board of directors approved six programs to repurchase Ordinary shares for a total of $ 1,850,000. The first through fifth programs were announced between 2003 and 2008. The sixth program was announced on January 27, 2010, and as of December 31, 2010, is still in effect, and

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

authorizes the repurchase of up to $250,000 of its Ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company repurchased during 2008, 2009 and 2010 approximately 10.9, 7.81 and 5.65 million shares, respectively, at a total cost of $ 239,542, $ 202,285 and $ 200,000, respectively. The average purchase price per share during 2008, 2009 and 2010 was $ 21.95, $ 25.89 and $ 35.38, respectively. Such purchases of ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity. As of December 31, 2010, there is approximately $ 81,482 remaining out of the $ 250,000 authorized under the share repurchase program in 2010. On February 3, 2011, a seventh program was announced, and authorized the repurchase of up to $300,000 annually of Ordinary shares following the approval of the Company’s consolidated financial statements for the year ended December 31, 2010.

Through December 31, 2010, the Company reissued 26,581,275 of its repurchased ordinary shares in consideration for the exercise of stock options and restricted shares by employees and for shares issued under the ESPP.

NOTE 13:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2008	2009	2010
Net income	$323,966	$357,523	$452,826

Weighted average Ordinary shares outstanding (in thousands)	214,361	209,371	208,106

Dilutive effect:
Employee stock options and RSUs (in thousands)	2,307	2,837	4,827

Diluted weighted average Ordinary shares outstanding (in thousands)	216,668	212,208	212,933

Basic earnings per Ordinary share	$1.51	$1.71	$2.18

Diluted earnings per Ordinary share	$1.50	$1.68	$2.13

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

The following presents total revenues for the years ended December 31, 2008, 2009 and 2010, and long-lived assets as of December 31, 2009 and 2010, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2008	2009	2010
Americas, principally U.S.	$349,614	$395,835	$479,692
Europe, Middle East and Africa	360,161	405,334	440,620
Asia Pacific and Japan	98,715	123,248	177,556

	$808,490	$924,417	$1,097,868

2.	Long-lived assets:

	December 31,
	2009	2010
U.S.	$196,336	$205,422
Israel	102,949	86,577
Sweden	561,128	528,002
Rest of the world	1,173	881

	$861,586	$820,882

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 14:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

    (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2008	2009	2010
Financial income:
Interest income	$51,776	$41,346	$53,567
Realized gain on sale of marketable securities	125	—	974
Foreign currency re-measurement gain and others	—	2,061	—

	51,901	43,407	54,541

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	3,099	8,414	14,428
Foreign currency re-measurement loss	4,311	—	2,808
Realized loss on sale of marketable securities	1,619	1,897	—
Others	1,996	1,038	7,141

	11,025	11,349	24,377

	$40,876	$32,058	$30,164

NOTE 15:- SUBSEQUENT EVENTS

In February 2011, the Company acquired 29% of the shares of the Company’s subsidiary SofaWare Technologies from the SofaWare founders. As such the Company holds 92% of SofaWare’s shares. This transaction was accounted for as an equity transaction under ASC 810, as amended by ASU 2010-02.

In connection with this transaction the legal disputes with two minority shareholders of the Company’s subsidiary SofaWare Technologies Ltd (as discussed in note 10b) were dismissed. In addition, all other outstanding SofaWare litigation was resolved.

- - - - - - - - - -

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer and Chairman of the Board

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: March 31, 2011