Form 20-F/A
period 2010-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2011-08-03
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

AMENDMENT NO. 1 ON
FORM 20-F/A TO FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ ..... ________ to ________ ..... ________

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

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐      No ☒

EXPLANATORY NOTE

Check Point Software Technologies Ltd. (the “Company”) is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2010 (the “2010 20-F”), originally filed on April 1, 2011, solely for the purpose of (i) replacing and re-filing the report of the Company’s independent registered public accounting firm, Kost, Forer, Gabbay & Kasierer (“Kost”), on the Company’s internal control over financial reporting (the “Kost Report”), and (ii) including, as exhibits 12.1, 12.2 and 13, the currently-dated certifications from the Company’s principal executive officer and principal financial officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.  The Kost Report is being replaced and re-filed because Kost inadvertently omitted from such report filed with the 2010 20-F its opinion as to whether the Company maintained, in all material respects, effective internal control over financial reporting.  [The 2010 20-F has already disclosed that Kost has audited our internal control over financial reporting and Kost’s report on our consolidated financial statements as of and for the year ended December 31, 2010 also noted that it has given a separate report with an unqualified opinion on the Company’s internal control over financial reporting.]

For the convenience of the reader, this Amendment No. 1 sets forth (a) Part III, Item 18 (which includes the new Kost Report and the consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2010) in its entirety and (b) the currently-dated certifications from the Company’s principal executive officer and principal financial officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as exhibits 12.1, 12.2 and 13.  Except for the filing of the new Kost Report and the currently-dated certifications, this Amendment No. 1 does not change the previously reported consolidated financial statements and other disclosures included in the 2010 20-F. No other information in the 2010 20-F as originally filed is amended hereby, and accordingly, this Amendment No. 1 does not reflect events occurring after the original filing date of the 2010 20-F or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment No. 1 on Form 20-F should be read in conjunction with our other filings with the Securities and Exchange Commission.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2010 based on these criteria.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 3, 2011, expressed an unqualified opinion thereon.

/s/ KOST FOERER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 3, 2011	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Check Point maintained in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and our report dated August 3, 2011, expressed an unqualified opinion thereon.

/s/ KOST FOERER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 3, 2011	A Member of Ernst & Young Global

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2009	2010
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,860	$9,927
Employee and payroll accruals	67,167	80,814
Deferred revenues	384,255	424,158
Accrued expenses and other liabilities	92,984	148,363

Total current liabilities	553,266	663,262

LONG-TERM LIABILITIES:
Deferred revenues	41,005	40,394
Income tax accrual	132,908	169,370
Deferred tax liability	11,636	1,721
Accrued severance pay	11,061	11,224

	196,610	222,709

Total liabilities	749,876	885,971

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2009 and 2010; no shares issued and outstanding at December 31, 2009 and 2010	-	-
Deferred shares, NIS 1 par value, 10 shares authorized at December 31, 2009 and 2010; 1 share issued and outstanding at December 31, 2009 and 2010	-	-
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2009 and 2010; 261,223,970 shares issued at December 31, 2009 and 2010; 209,099,392 and 208,414,687 shares outstanding at December 31, 2009 and 2010, respectively	774	774
Additional paid-in capital	527,874	580,276
Treasury shares at cost - 52,124,578 and 52,809,283 Ordinary shares at December 31, 2009 and 2010, respectively	(1,199,752)	(1,306,382)
Accumulated other comprehensive income	12,555	15,584
Retained earnings	2,978,267	3,429,079

Total shareholders’ equity	2,319,718	2,719,331

Total liabilities and shareholders’ equity	$3,069,594	$3,605,302

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2008	2009	2010
Revenues:
Products and licenses	$338,317	$361,633	$444,400
Software updates, maintenance and services	470,173	562,784	653,468

Total revenues	808,490	924,417	1,097,868

Operating expenses: *)
Cost of products and licenses **)	34,648	61,495	75,426
Cost of software updates, maintenance and services **)	33,407	43,551	55,721
Amortization of technology	24,554	28,224	32,826

Total cost of revenues	92,609	133,270	163,973

Research and development	91,629	89,743	105,748
Selling and marketing	214,439	220,877	235,301
General and administrative	53,313	56,409	57,244
Restructuring and other acquisition related costs	-	9,101	588

Total operating expenses	451,990	509,400	562,854

Operating income	356,500	415,017	535,014
Financial income, net	40,876	32,058	30,164
Other than temporary impairment, net of gain on sale of marketable securities previously impaired	(11,221)	(1,277)	(785)

Income before taxes on income	386,155	445,798	564,393
Taxes on income	62,189	88,275	111,567

Net income	$323,966	$357,523	$452,826

Basic earnings per Ordinary share	$1.51	$1.71	$2.18

Diluted earnings per Ordinary share	$1.50	$1.68	$2.13

*) Includes stock-based compensation to employees in the following items:
Cost of products and licenses	$48	$47	$49
Cost of software updates, maintenance and services	684	641	984
Research and development	5,037	6,649	7,325
Selling and marketing	6,855	5,032	7,279
General and administrative	19,703	18,538	19,543

**)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total	Total
	Share	paid-in	shares	comprehensive	Retained	comprehensive	shareholders'
	capital	capital	at cost	income (loss)	earnings	income	equity

Balance as of December 31, 2007	$774	$464,330	$(907,022)	$1,233	$2,297,640		$1,856,955

Tax benefit related to exercise of stock options	-	13,019	-	-	-		13,019
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (2,402,792 Ordinary shares net of 29,383 for taxes)	-	(6,268)	41,314	-	-		35,046
Treasury shares at cost (10,914,008 Ordinary shares)	-	-	(239,542)	-	-		(239,542)
Stock-based compensation expense related to employees	-	32,327	-	-	-		32,327
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $ 403 tax	-	-	-	1,091	-	$1,091	1,091
Other than temporary impairment on marketable securities, net of $2,272 tax	-	-	-	8,949	-	8,949	8,949
Unrealized losses on marketable securities, net of $ (4,304) tax	-	-	-	(15,946)	-	(15,946)	(15,946)
Net income	-	-	-	-	323,966	323,966	323,966
Total comprehensive income						$318,060

Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Unrealized losses on marketable securities, net of $ 1,255 tax				$(4,673)
Accumulated other comprehensive loss as of December 31, 2008				$(4,673)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total	Total
	Share	paid-in	shares	comprehensive	Retained	comprehensive	shareholders'
	capital	capital	at cost	income (loss)	earnings	income	equity

Balance as of December 31, 2008	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Tax benefit related to exercise of stock options	-	7,502	-	-	-		7,502
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (6,871,250 Ordinary shares net of 43,805 for taxes)	-	(13,943)	107,783	-	(862)		92,978
Treasury shares at cost (7,814,140 Ordinary shares)	-	-	(202,285)	-	-		(202,285)
Stock-based compensation expense related to employees	-	30,907	-	-	-		30,907
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $ (122) tax	-	-	-	104	-	$104	104
Other than temporary impairment, net of $ 669 tax	-	-	-	2,523	-	2,523	2,523
Unrealized gain on marketable securities, net of $ 4,747 tax	-	-	-	14,601	-	14,601	14,601
Net income	-	-	-	-	357,523	357,523	357,523
Total comprehensive income						$374,751

Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Unrealized gain on marketable securities, net of $ 4,039 tax				$12,555
Accumulated other comprehensive income as of December 31, 2009				$12,555

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total	Total
	Share	paid-in	shares	comprehensive	Retained	comprehensive	shareholders'
	capital	capital	at cost	income	earnings	income	equity

Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Tax benefit related to exercise of stock options	-	4,763	-	-	-		4,763
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (4,965,581 Ordinary shares net of 61,149 for taxes)	-	12,459	93,370	-	(2,014)		103,815
Treasury shares at cost (5,650,169 Ordinary shares)	-		(200,000)	-			(200,000)
Stock-based compensation expense related to employees		35,180	-	-	-		35,180
Comprehensive income, net of tax -		-	-	-	-		35,180
Reclassification adjustments to income on marketable securities, net of $(244) tax	-	-	-	(974)	-	$(974)	(974)
Other than temporary impairment, net of $147 tax	-	-	-	785	-	785	785
Unrealized gain on marketable securities, net of $967 tax	-	-	-	3,218	-	3,218	3,218
Net income	-	-	-		452,826	452,826	452,826
Total comprehensive income						$455,855

Balance as of December 31, 2010	$774	$580,276	$(1,306,382)	$15,584	$3,429,079		$2,719,331

Unrealized gain on marketable securities, net of $ 4,909 tax				$15,584
Accumulated other comprehensive income as of December 31, 2010				$15,584

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010
Cash flows from operating activities:

Net income	$323,966	$357,523	$452,826
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	8,648	8,885	6,890
Amortization of premium and accretion of discount on marketable securities, net	3,099	8,414	14,428
Other than temporary impairment net of gain on sale of marketable securities previously impaired	11,221	1,277	785
Realized loss (gain) on sale of marketable securities, net	1,494	1,896	(974)
Amortization of intangible assets	36,982	50,653	51,876
Stock-based compensation	32,327	30,907	35,180
Foreign currency on amount due to Protect Data shareholders	(463)	-	-
Deferred income taxes, net	(14,034)	(11,386)	(11,674)
Decrease (increase) in trade receivables, net of allowances for doubtful accounts and sales reserves	(50,256)	(11,256)	536
Decrease (increase) in prepaid expenses and other current assets and other assets	(3,521)	1,285	(5,742)
Increase (decrease) in trade payables	744	(2,405)	789
Increase in employees and payroll accruals	1,289	20,163	13,647
Increase in accrued expenses and other liabilities	38,423	63,026	97,178
Increase in deferred revenues	57,104	46,006	37,649
Excess tax benefit from stock-based compensation	(13,019)	(7,502)	(4,763)
Increase (decrease) in accrued severance pay, net	25	(379)	(55)

Net cash provided by operating activities	434,029	557,107	688,576

Cash flows from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	-	(58,787)	(13,957)
Payments made in connection with prior years acquisitions	(8,579)	-	-
Proceeds from maturity of marketable securities	311,134	427,660	605,725
Proceeds from sale of marketable securities	259,803	27,006	44,096
Investment in marketable securities	(736,781)	(1,002,305)	(1,090,416)
Investment in short term deposits	(26,302)	-	-
Proceeds from maturity of short term deposits	-	26,302	-
Purchase of property and equipment	(8,301)	(4,283)	(4,910)

Net cash used in investing activities	(209,026)	(584,407)	(459,462)

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

a.
Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively, the "Company" or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware and software products and services, by offering network security, data security and management solutions for enterprise networks and service providers.

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

During 2008, 2009 and 2010, other-than-temporary impairment net of gain on sale of marketable securities previously impaired amounted to $ 11,221, $ 1,277 and $ 785, respectively. The amount in 2009 includes a loss of $ 3,134 and a gain of $ 1,857 on sale of securities previously impaired. See further details in Note 4.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit's goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2010, no impairment losses have been identified.

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

The Company derives its revenues mainly from products, licenses, combined hardware and software products, software updates and maintenance and support services. The Company's products are generally integrated with software that is essential to the functionality of the equipment. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users primarily through its web site.

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

The Company’s software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement and other security solutions sold as a service or annuity. The Company's support offerings include multiple services to customers primarily telephone access to technical support personnel and hardware support services. Revenue s from software updates, maintenance and services are recognized ratably over the term of the agreement.

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

The Company’s liability for severance pay for periods prior to January 1, 2007, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month's salary for each year of employment, or a portion thereof. Until January 1, 2007, the Company's liability was partially funded by monthly payments deposited with insurers; any unfunded amounts would be paid from operating funds and are covered by a provision established by the Company.

The carrying value of deposited funds in respect to the severance liability for services prior to January 1, 2007, includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company's contributions for severance pay shall replace its severance obligation. Upon contribution of the full amount of the employee's monthly salary for each year of service, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. Effective from January 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employee's monthly salary for each year of service.

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

The Company’s cash and cash equivalents, and marketable securities are held by the Company's Singaporean subsidiary, the U.S. subsidiary and Check Point Ltd., are invested in dollar and dollar-linked investments, and are deposited in major banks in the U.S. and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear low risk.

The Company’s marketable securities consist of investment-grade corporate bonds, U.S. government agency securities and sovereign bonds. The Company's investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts amounted to $ 8,573 and $ 7,095 as of December 31, 2009 and 2010, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts.

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

The Company accounts for stock-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation”. ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statements of income.

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

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) (“ASU 2009-13”) and ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”). ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and require revenue to be allocated using the relative selling price method. ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 and ASU 2009-14 should be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating the impact on its consolidated results of operations and financial condition.

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

NOTE 4:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2009				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$193,902	$2,643	$(134)	$196,411	$313,939	$2,372	$(85)	$316,226
Government-sponsored enterprises	239,609	605	(562)	239,652	142,496	504	(100)	142,900
Structured notes (*)	12,128	-	(38)	12,090	-	-	-	-
Government and corporate debentures - floating interest rate	21,764	7	(11)	21,760	78,505	97	(10)	78,592

	$467,403	$3,255	$(745)	$469,913	$534,940	$2,973	$(195)	$537,718

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2009				2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$726,117	$13,823	$(1,342)	$738,598	$990,454	$18,421	$(1,731)	$1,007,144
Government-sponsored enterprises	93,049	1,551	(267)	94,333	189,085	1,366	(552)	189,899
Government and corporate debentures - floating interest rate	120,976	459	(140)	121,295	120,206	297	(85)	120,418
Mortgage and asset backed securities	-	-	-	-	-	-	-	-
Auction rate securities (**)	8,775	-	-	8,775	7,990	-	-	7,990

	$948,917	$15,833	$(1,749)	$963,001	$1,307,735	$20,084	$(2,368)	$1,325,451

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2009
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government and corporate debentures - fixed interest rate	$260,225	$(1,475)	$-	$-	$260,225	$(1,475)
Government-sponsored enterprises	155,577	(830)	-	-	155,577	(830)
Structured note (*)	12,090	(38)	-	-	12,090	(38)
Government and corporate debentures - floating interest rate	45,107	(151)	-	-	45,107	(151)

	$472,999	$(2,494)	$-	$-	$472,999	$(2,494)

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

	December 31, 2010
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses

Government and corporate debentures - fixed interest rate	$195,784	$(1,816)	$-	$-	$195,784	$(1,816)
Government-sponsored enterprises	122,574	(649)	4,999	(3)	127,572	(652)
Government and corporate debentures - floating interest rate	58,632	(47)	15,834	(48)	74,467	(95)

	$376,990	$(2,512)	$20,833	$(51)	$397,823	$(2,563)

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:

Money market funds	$281,427	$-	$-	$281,427
Commercial papers	-	22,780	-	22,780
Government and corporate debentures - fixed interest rate	-	6,004	-	6,004

Marketable securities:

Government and corporate debentures - fixed interest rate	-	935,009	-	935,009
Government-sponsored enterprises	-	333,985	-	333,985
Structured notes	-	12,090	-	12,090
Government and corporate debentures - floating interest rate	-	143,055	-	143,055
Auction rate securities	-	-	8,775	8,775

Foreign currency derivative contracts	-	435	-	435

Total financials assets	$281,427	$1,453,358	$8,775	$1,743,560

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$226,092	$-	$-	$226,092
Government and corporate debentures - fixed interest rate		7,932		7,932
Marketable securities:
Government and corporate debentures - fixed interest rate	-	1,323,370	-	1,323,370
Government-sponsored enterprises	-	332,799	-	332,799
Government and corporate debentures - floating interest rate	-	199,010	-	199,010
Auction rate securities	-	-	7,990	7,990
Foreign currency derivative contracts	-	1,219	-	1,219

Total financials assets	$226,092	$1,864,330	$7,990	$2,098,412

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

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill for the years ended December 31, 2009 and 2010 are as follows:

	Year ended December 31,
	2009	2010

Goodwill, beginning of year	$664,602	$708,458
Acquisition of Nokia Appliance Business	43,856	-

Acquisition of Liquid Machines	-	8,594

Goodwill, end of year	$708,458	$717,052

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

	Useful	December 31,
	life	2009	2010
Original amount:
Core technology	2 - 5	$139,008	$141,819
Trademarks and Trade names	3 - 20	26,476	26,476
Customer relationship	2 - 6	65,489	67,127
In process research and development	(*)	2,741	2,741
Backlog	0.5	1,280	-

		234,994	238,163
Accumulated amortization:
Core technology		73,739	106,565
Trademarks		5,281	7,175
Customer relationship		40,502	54,917
In process research and development		-	2,741
Backlog		1,280	-

		120,802	171,398
Other intangible assets, net:
Core technology		65,269	35,254
Trademarks		21,195	19,301
Customer relationship		24,987	12,210
In process research and development		2,741	-

		$114,192	$66,765

(*)	Amortized during 2010, as the research and development efforts were abandoned.

The estimated future amortization expense of other intangible assets as of December 31, 2010 is as follows:

2011	$43,838
2012	6,190
2013	2,233
2014	1,809
2015	1,690
Thereafter	11,005

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

In particular, following audits of the Company’s 2002 through 2005 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging its positions on several issues, including matters such as the usage of funds earned by its approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of its shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by its wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,412 million with respect to these four years (this amount includes interest through the respective assessment dates). The Company has appealed the orders relating to all four years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept the Company's positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued preliminary assessments for 2006 and 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 410 million with respect to these two years, including interest through the assessment date of August 2, 2009. The Company has filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company's positions on matters raised and, if it does not, an order will be issued.

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

In the first quarter of 2011 the Company settled all litigation relating to its SofaWare subsidiary. As of December 31, 2010, a sufficient provision was recorded in the Company's financial statements in relation to the litigation. As part of the settlement the Company acquired the SofaWare shares held by its co-founders, bringing its total SofaWare holdings to almost 90% of the outstanding shares. The Company is currently in the process of acquiring the remaining shares, and expects that SofaWare will become a wholly-owned subsidiary.

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

As of December 31, 2010, the entire amount of the unrecognized tax benefits could affect the Company's income tax provision and the effective tax rate.

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

Domestically, the Israeli Tax Authorities (“ITA”) issued an order with respect to income tax returns of the Company for years 2002 through 2005. The ITA disagreed with several of the Company's positions as it pertains to the treatment of taxes. In addition, the ITA is currently examining the income tax returns for the years 2006 and 2007. The ITA has issued a preliminary assessment under which it demanded the payment of additional taxes in the aggregate amount of NIS 410 million with respect to these years (assessment received on August 2, 2009) including interest as of the assessment date. The Company appealed such assessment. The ITA is currently conducting a re-examination, there can be no assurance that the ITA will accept the companies positions on the matters raised and in such an event an order will be issued (see note 10b).

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

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law (the “Old Law”). Generally, investment programs of Check Point Ltd. that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Old Law’s provisions. On the Alternative Package, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Old Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. If a company requested the Alternative Package of benefits for an Approved Enterprise under the Law, it was precluded from filing a Privileged Enterprise status for three years after the year in which the Approved Enterprise was activated (“Cooling Period”). In November 2008, the Law was amended to shorten the Cooling Period to two years. Following the amendment, the Year of Election for the Company's first Privileged Enterprise is 2006.

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

Check Point Ltd. has been granted the status of Approved Enterprises, under the Law, in six investment programs (the “Programs”). Out of the Programs, the Company's benefit period related to its first and second investment programs ended, therefore, the Company's income attributed to these investment programs is not entitled to tax benefits. For all of such Approved Enterprises, the Company has elected the Alternative Package.

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

In the event of distribution of dividends from the above mentioned tax-exempt income, the amount distributed will be subject to the same reduced corporate tax rate that would have been applied to the Approved Enterprise's and Privileged Enterprise’s income.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-	TAXES ON INCOME (Cont.)

The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2010, the Company repurchased 79,240,041 of its Ordinary shares in a total amount of $ 1,768,589. The Company's retained earnings attributed to taxable income are higher than the total shares repurchased and therefore should not trigger a deemed-dividend event. For further information about the Company's repurchase program refer to Note 12e.

Out of the Company’s retained earnings as of December 31, 2010, $713,007 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%), and an income tax liability of up to $163,617 would be incurred as of December 31, 2010.

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

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). The Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

c.	Income taxes on non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company's foreign subsidiaries. Undistributed earnings amounted to $129,298 as of December 31, 2010. The Company's board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2009 and 2010, the Company’s deferred taxes were in respect of the following:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-	TAXES ON INCOME (Cont.)

	December 31,
	2009	2010

Carry-forward tax losses	$269,469	$266,011
Deferred revenues	3,194	3,479
Employee stock based compensation	14,316	14,472
Accrued employees costs	3,098	4,614
Reserves and allowances	4,137	3,174
Fixed assets	3,070	6,055
Marketable Securities amortization	-	1,242
Intangible assets	2,314	3,406
Tax credits	9,791	10,980

Deferred tax assets before valuation allowance	309,389	313,433
Valuation allowance	(275,013)	(273,481)

Deferred tax asset	34,376	39,952

Intangible assets	(23,681)	(16,842)
Unrealized gains on marketable securities, net	(4,039)	(4,909)
Other	(604)	(603)

Deferred tax liability	(28,324)	(22,354)

Deferred tax asset, net	$6,052	$17,598

	December 31,
	2009	2010

Domestic:

Current deferred tax asset, net	$634	$524
Non-current deferred tax asset, net	9,772	10,974

	10,406	11,498
Foreign:

Current deferred tax asset, net	8,167	9,352
Current deferred tax liability, net	(7,420)	(8,679)
Non-current deferred tax asset, net	6,535	7,148
Non-current deferred tax liability	(11,636)	(1,721)

	(4,354)	6,100

	$6,052	$17,598

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

Through December 31, 2010, the U.S. subsidiaries had a U.S. federal loss carryforward of approximately $656 million resulting from tax benefits related to employees' stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring before 2020. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2010, the U.S. subsidiaries had a U.S. state net loss carryforward of approximately $ 669 million, which expire between fiscal 2011 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2010, the U.S. subsidiaries had research and development tax credits of approximately $ 10 million, which expire between fiscal 2011 and fiscal 2028 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised of the following:

	Year ended December 31,
	2008	2009	2010

Domestic	$350,963	$421,471	$540,402
Foreign	35,192	24,327	23,991

	$386,155	$445,798	$564,393

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2008	2009	2010

Current	$76,223	$99,661	$123,241
Deferred	(14,034)	(11,386)	(11,674)

	$62,189	$88,275	$111,567

Domestic	$59,870	$85,626	$110,318
Foreign	2,319	2,649	1,249

	$62,189	$88,275	$111,567

	Year ended December 31,
	2008	2009	2010

Domestic taxes:
Current	$62,650	$88,398	$112,475
Deferred	(2,780)	(2,772)	(2,157)

	59,870	85,626	110,318
Foreign taxes - US:

Federal taxes:
Current	7,101	7,166	6,608
Deferred	(2,762)	1,281	(792)

	4,339	8,447	5,816
State taxes:
Current	650	977	1,243
Deferred	226	423	(52)

	876	1,400	1,191
Other international locations:
Current	5,822	3,120	2,915
Deferred	(8,718)	(10,318)	(8,673)

	(2,896)	(7,198)	(5,758)

Total foreign taxes	2,319	2,649	1,249

Taxes on income	$62,189	$88,275	$111,567

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

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2008	2009	2010

Income before taxes as reported in the statements of income	$386,155	$445,798	$564,393

Statutory tax rate in Israel	27%	26%	25%

Decrease in taxes resulting from:
Effect of "Approved and Privileged Enterprise" status (*)	(12)%	(13)%	(8)%
Foreign exchange (see note h below)	1%	1%	-
Stock based compensation – nondeductible expense	2%	1%	1%
Others, net	(2)%	5%	2%

Effective tax rate	16%	20%	20%

(*) Basic earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.21	$0.27	$0.20

Diluted earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.21	$0.27	$0.20

h.	Measurement of income tax in foreign subsidiaries:

Results of the Company’s subsidiary in Sweden for tax purposes are measured and reflected in terms of earnings in SEK. As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual changes in the SEK/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with ASC 740-10-25-3f, the Company's subsidiary has not provided deferred income taxes on the difference between the reporting currency and the tax bases of assets and liabilities resulting from changes in exchange rate.

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

Under the 2005 Plans, the Company's non-employee directors receive an automatic annual option grant.

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

A summary of the Company’s stock option activity and related information, including options under the Zone Labs 1998 Stock Option Plan assumed by the Company (in connection with the Zone Labs acquisition in 2004) and Pointsec Plans, is as follows:

	Options in thousands			Weighted average exercise price
	2008	2009	2010	2008	2009	2010

Outstanding at beginning of year	24,156	21,582	16,601	$22.02	$20.97	$23.12
Granted	1,900	1,845	2,139	$23.21	$25.86	$30.69
Exercised	(1,713)	(6,039)	(4,062)	$16.41	$16.40	$24.15
Expired	(1,761)	(591)	(470)	$41.89	$23.31	$26.57
Forfeited	(1,000)	(196)	(16)	$21.45	$19.60	$21.95

Outstanding at December 31,	21,582	16,601	*) 14,192	$20.97	$23.12	$23.85

Exercisable at December 31,	14,629	10,469	8,695	$20.47	$22.86	$22.09

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$

4.42-6.08	24	0.40	6.04	24	0.40	6.04
16.80-16.80	2,200	2.58	16.80	2,200	2.58	16.80
18.56-22.41	1,110	3.24	21.40	586	2.05	21.11
22.50-23.65	5,384	2.56	23.37	4,105	2.58	23.38
24.01-26.77	2,603	5.18	25.45	1,263	5.06	25.06
26.99-32.31	2,432	4.73	28.78	517	5.18	28.97
33.20-43.95	439	6.26	35.35	-	0.00	0.00

4.42-43.95	14,192	3.58	23.85	8,695	3.05	22.09

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

e.
Since 2003, the Company’s board of directors approved six programs to repurchase Ordinary shares for a total of $ 1,850,000. The first through fifth programs were announced between 2003 and 2008. The sixth program was announced on January 27, 2010, and as of December 31, 2010, is still in effect, and authorizes the repurchase of up to $250,000 of its Ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2008	2009	2010

Financial income:

Interest income	$51,776	$41,346	$53,567
Realized gain on sale of marketable securities	125	-	974
Foreign currency re-measurement gain and others	-	2,061	-

	51,901	43,407	54,541
Financial expense:

Amortization of marketable securities premium and accretion of discount, net	3,099	8,414	14,428
Foreign currency re-measurement loss	4,311	-	2,808
Realized loss on sale of marketable securities	1,619	1,897	-
Others	1,996	1,038	7,141

	11,025	11,349	24,377

	$40,876	$32,058	$30,164

NOTE 15:-	SUBSEQUENT EVENTS

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

Date:  August 3, 2011