Form 20-F
period 2011-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2012-04-09
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2011. 205,892,869 ordinary shares, NIS 0.01 nominal value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Forward-Looking Statements

Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding trends related to our business and our expectations, beliefs, intentions or strategies regarding the future. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements also include, but are not limited to, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to, among other things, and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, our expectations regarding our business and the markets in which we operate and into which we sell products, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, the adequacy of our capital resources, share repurchases by us, and dividend payments by us Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth in “Item 3 – Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date of the filing. We undertake no obligation to update or revise any of the forward-looking statements after the date of the filing, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2007 to 2011. The selected consolidated statement of income data for the years 2009, 2010 and 2011, and the selected consolidated balance sheet data at December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2007 and 2008, and the selected consolidated balance sheet data at December 31, 2007, 2008 and 2009, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Revenues	$730,877	$808,490	$924,417	$1,097,868	$1,246,986

Operating expenses (*):
Cost of revenues	82,301	92,609	133,270	163,973	175,683
Research and development	80,982	91,629	89,743	105,748	110,147
Selling and marketing	217,491	214,439	220,877	235,301	253,800
General and administrative	53,527	53,313	56,409	57,244	65,182
Restructuring and other acquisition related costs	—	—	9,101	588	—
Acquired in-process R&D	17,000	—	—	—	—

Total operating expenses	451,301	451,990	509,400	562,854	604,812

Operating income	279,576	356,500	415,017	535,014	642,174
Financial income, net	49,725	40,876	32,058	30,164	39,023
Net gain (impairment net of gains) on sale of marketable securities previously impaired (**)	—	(11,221)	(1,277)	(785)	2,017

Income before taxes on income	329,301	386,155	445,798	564,393	683,214
Taxes on income	48,237	62,189	88,275	111,567	139,248

Net income	$281,064	$323,966	$357,523	$452,826	$543,966

Basic earnings per share	$1.26	$1.51	$1.71	$2.18	$2.63
Shares used in computing basic earnings per share	222,548	214,361	209,371	208,106	206,917
Diluted earnings per share	$1.25	$1.50	$1.68	$2.13	$2.54
Shares used in computing diluted earnings per share	225,442	216,668	212,208	212,933	213,922

(*)	Including pre-tax charges for amortization of intangible assets, and stock-based compensation in the following items:

Amortization of intangible assets
Cost of products and licenses	$27,724	$24,554	$28,224	$32,826	$31,171
Selling and marketing	12,260	12,428	22,429	16,309	12,754
Research and development	—	—	—	2,741	—

Stock-based compensation
Cost of products and licenses	$65	$48	$47	$49	$58
Cost of software updates, maintenance and subscriptions	668	684	641	984	909
Research and development	4,309	5,037	6,649	7,325	7,471
Selling and marketing	8,780	6,855	5,032	7,279	7,888
General and administrative	20,230	19,703	18,538	19,543	23,509

(**)	The year ended December 31, 2008 includes a write down of $11.2 million of marketable securities. The year ended December 31, 2009 includes a write down of $3.1 million related to auction rates securities, net of a $1.8 million gain on the sale of marketable securities that were written down in 2008. The year ended December 31, 2010 includes a write down of $0.8 million of marketable securities. The year ended December 31, 2011 includes a gain of $ 2.0 million related to our marketable securities that were previously impaired.

	December 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$692,316	$791,976	$648,944	$753,672	$1,007,533
Total assets	2,368,575	2,593,616	3,069,594	3,605,302	4,128,063
Shareholders’ equity	1,856,955	2,015,865	2,319,718	2,719,331	3,073,091
Capital stock	465,104	504,182	528,648	581,050	631,282

Risk Factors

An investment in our ordinary shares involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be materially harmed. In that event, the market price of our ordinary shares could decline and you could lose part or all of your investment.

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

In 2011, economies around the world, particularly in Europe, and financial markets, remained volatile as a result of a multitude of factors, including adverse credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns and other factors. During this period, many companies reduced expenditures, and a significant proportion of such companies have remained reluctant to increase expenditures as the economy has improved. If challenging economic conditions continue or worsen, it may cause our customers to again reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc., Palo Alto Networks, Inc., WatchGuard Technologies, Inc., McAfee, Inc. (which was recently acquired by Intel Corporation) and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation and International Business Machines Corporation with respect to specific products that we offer. There are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

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

If our products fail to protect against attacks and our customers experience security breaches, our reputation and business could be harmed.

Hackers and other malevolent actors are increasingly sophisticated, often affiliated with organized crime and operate large scale and complex attacks. In addition, their techniques change frequently and generally are not recognized until launched against a target. If we fail to identify and respond to new and increasingly complex methods of attack and to update our products to detect or prevent such threats in time to protect our customers’ high-value business data, our business and reputation will suffer.

In addition, an actual or perceived security breach or theft of the sensitive data of one of our customers, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market’s perception of our security products. Despite our best efforts, there is no guarantee that our products will be free of flaws or vulnerabilities, and even if we discover these weaknesses we may not be able to correct them promptly, if at all. Our customers may also misuse our products, which could result in a breach or theft of business data.

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2011, we derived approximately 58% of our sales from our 10 largest distributors, with the largest distributor accounting for approximately 18% of our sales, and the second largest distributor accounting for approximately 17% of our sales. In each of 2010 and 2009, these two distributors accounted for approximately 35% of our sales in the aggregate. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

Our future success is highly dependent upon our ability to establish and maintain successful relationships with our distributors. In addition, we rely on these entities to provide many of the training and support services for our products and equipment. Accordingly, our success depends in large part on the effective performance of these distributors. Recruiting and retaining qualified distributors and training them in our technology and products requires significant time and resources. Further, we have no minimum purchase commitments with any of our distributors, and our contracts with these distributors do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential distributors to favor their products or to prevent or reduce sales of our products. Our distributors may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with distributors would likely materially adversely affect our business, operating results and financial condition.

We purchase several key components and finished products from sole or limited sources, and we are increasingly dependent on contract manufacturers for our hardware products.

Many components, subassemblies and modules necessary for the manufacture or integration of our hardware products are obtained from a sole supplier or a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules and limited control over pricing, quality and timely delivery of components, subassemblies or modules. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. Substantial delays could have a material adverse impact on our business.

Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect.

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products, as well as related revenues from software updates, maintenance and other services. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance and support services represent an additional revenue source. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

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

We are the defendants in various lawsuits and are also subject to certain tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition

We operate our business in various countries and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In particular, following audits of the Company’s 2002 through 2006 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging its positions on several issues, including matters such as the usage of funds earned by its approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of its shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by its wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from

Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,561 million with respect to these five years (this amount includes interest through the respective assessment dates). The Company has appealed the orders relating to all five years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued preliminary assessments for 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 197 million with respect to this year, including interest through the assessment date of August 2, 2009. The Company has filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order will be issued.

We are currently named as a defendant in two patent related lawsuits. All of the lawsuits were filed against multiple security vendors and all of the plaintiffs are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition.

In 2011 we acquired all of the SofaWare shares so that SofaWare became our wholly-owned subsidiary. As Sofaware became a whole owned subsidiary, all previous existing litigations were settled.

Further, we are the defendant in various other lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. We will continue to vigorously assert and protect their interests in these lawsuits. While we currently intend to defend the aforementioned matters vigorously. We believe that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible. See also “Item 8 – Financial Information” under the caption “Legal Proceedings.”

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

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. As noted above, we are currently named in two patent-related intellectual property lawsuits. In addition, third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

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

In connection with our Annual Report on Form 20-F for fiscal 2011, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2011, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2011. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2012, our directors and executive officers owned approximately 22.4% of the voting power of our outstanding ordinary shares, or 25.4% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2012. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $2,879.4 million as of December 31, 2011. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. During 2010 we recorded an other-than-temporary impairment of marketable securities in the amount of $0.8 million; in 2011 no such impairment was recorded, and we recorded gain in the amount of $2.0 million from sales of marketable securities that were previously impaired. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested primarily in fixed-income securities and is affected by changes in interest rates which continue to be low. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. In a low or declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Any significant decline in our financial income or the value of our investments as a result of the low interest rate environment, falling interest rates, deterioration in the credit of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2011, would have increased by $12.9 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. Dollar. We generate a majority of our revenues and expenses in U.S. Dollars. In 2011, we incurred approximately 36% of our expenses in foreign currencies, primarily Israeli Shekels, Euros and British Pounds. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. Dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. Dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2011, we entered into forward contracts to hedge against some of the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros and British Pounds.

We entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2011, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $34.7 million. We use derivative financial instruments, such as foreign exchange forward and option contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations that have not been effect in full by our hedging strategy.

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

Our operations may be disrupted by the obligations of our personnel to perform military service

Many of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. Military service requirements for our employees could materially adversely affect our business, operating results and financial condition.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

For the year ended December 31, 2011, our effective tax rate was 20%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements are may to increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Overview

Check Point’s mission is to secure the Internet. Check Point was founded in 1993, and has since developed technologies to secure communications and transactions over the Internet by enterprises and consumers. Two decades ago, risks and threats were limited and securing the Internet was relatively simple. A firewall and an antivirus solution generally provided adequate security for business transactions and communications over the Internet. Today, enterprises require many (in some cases 15 or more) point solutions to secure their information technology (IT) networks from the multitude of threats and potential attacks and are facing an increasingly complex IT security infrastructure.

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

Check Point was an industry pioneer with our FireWall-1 and our patented Stateful Inspection technology. Check Point has recently extended its IT security innovation with the development of our Software Blade architecture. Our dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be customized to meet the security needs of any organization or environment.

Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security (OPSEC) framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners worldwide. Check Point customers include tens of thousands of businesses and organizations of all sizes, including all Fortune 100 companies. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2011 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

Industry Background

Several key factors and trends affect enterprise security. These factors and trends include:

•

Continuing Evolution of Threats and Attacks. The continuing evolution of threats and attacks is a major factor driving the need for enterprise security. Over the years, these threats and attacks on IT systems have become more sophisticated and targeted. Hackers use technology, the Internet and deception to acquire sensitive information. After new threats, such as drive-by downloads, polluted the Internet in 2009, in 2010 and 2011 there were a number of publically targeted threats with devastating consequences. For example, in early 2011, hackers obtained access to RSA SecureID tokens used to protect an estimated 40 million employees of large enterprises. With this access, they attacked companies such as Lockheed Martin Corporation and Level 3 Communications, Inc. using the compromised tokens to access confidential information. 2011 also saw a new type of attack that was not financially motivated, but driven by “hacktivists” with a political agenda. The exposure of security vendor HB Gary, Inc. CEO’s email by the group “Anonymous” in solidarity with Wikileaks data publication is one of many 2011 examples of such an attack, with other attacks looking at exposing sensitive data and others aiming at disrupting normal operations of the targeted organization or entity. These are simply representative examples of attacks. Attacks, both targeted and automated, are occurring daily. The focus is on attacks and determining vulnerabilities for future attacks.

•

Increased Data Privacy and Compliance Regulation. The mounting number of governmental regulations around the world on data privacy and compliance is also impacting enterprise security. Enterprises need to put in place data security technologies to prevent violations of applicable laws regarding data privacy and protection and to avoid experiencing data loss or data theft, which could cause enterprises to suffer reputational harm and governmental sanctions, fines and penalties. 2011 recorded many data breaches such as the loss of 100 million Play Station gamers’ credit card details by Sony Corporation.

•

Growth in Remote Connectivity. Another factor driving the need for enterprise security is the growing number of people who work remotely or who conduct their activities over mobile devices. Whether remote or mobile, workers need constant connectivity to the enterprise network. The need for increased connectivity has, in turn, expanded the need to safeguard and manage the access to information available over IT networks and to secure sensitive information contained on connected systems. In addition, remote and mobile users are seeking to access private enterprise networks and information from a growing spectrum of endpoint devices, including laptops, PDAs, smartphones, portable media players and removable media storage devices. For example, 2011 saw the emergence of Android-based malware and 2012 will, most likely, bring more malicious applications, techniques and exploits such as botnets and worms that will infect devices over Bluetooth or WIFI with spyware to track users’ locations or personal data.

•

Rise of Cloud Computing. The rising adoption of cloud computing, or Internet-based computing, whereby shared servers provide resources, software and data to computers and other devices on demand, is another trend that is driving the need for enterprise security across on premise and in the cloud infrastructure. The most common form of cloud computing, known as virtualization, appeals to enterprises as a way to streamline and consolidate their IT infrastructure while reducing costs. New virtual environments and public and private clouds jeopardize enterprises’ overall security posture if they are not deployed within the appropriate security infrastructure.

•

The Threat of Social Engineering. As security solutions get better and are more thoroughly deployed throughout enterprises, attackers try to bypass security mitigations and restrictions by just “hacking” the human mind and by deceiving employees into providing credentials or clicking on an infected link. Many of the Advanced Persistent Threats (APTs) mentioned above have taken root within their target with social engineering providing attackers with the first entry door.

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

Check Point’s Vision for Security

In responses to these various trends and challenges, enterprises have been seeking to add layers of security to their existing infrastructure, multiplying the number of disparate point solutions that they deploy in an attempt to achieve a higher level of protection. Unfortunately, while adding new solutions, enterprises also create more IT infrastructure complexity, leaving them with a nearly unmanageable environment. In February 2011, Check Point announced its new vision, which seeks to redefine security and enable enterprises to address major security challenges with a strong security platform that elevates simplicity as a top priority. Check Point’s vision, known as 3D Security, redefines security as a business process that will allow enterprises to achieve the required level of security while streamlining operations and educating employees and users on corporate security policy. Check Point 3D Security combines policy, people and enforcement for stronger protection across all layers of security – network, endpoint, applications and data. With 3D Security, enterprises will be able to implement a blueprint for security that goes beyond technology to ensure the integrity of all information security within the network.

The three dimensions of Check Point’s vision are:

•

Policy: Security starts with a well-defined and widely-understood coherent and consistent desired level of security that outlines the enterprise’s needs and strategies. Many enterprises today do not have such a strategy; and instead, they rely on lists of system-level checks and on a collection of disparate technologies that do not always deliver the desired level of security.

•

People: Users of IT systems are a critical part of the security process. It is often users who make mistakes that result in malware infections and information leakage. Most enterprises do not pay sufficient attention to the involvement of users in the security process, when, in fact, employees need to be informed and educated on the security policy and their expected behavior when accessing the enterprise network and data. Employees should be the first line of defense against social engineering but their security awareness is too often neglected. At the same time, security should be as seamless and transparent as possible and should not change the way users work.

•

Enforcement: One of main requirements of security is gaining better control over the many layers of protection. Unfortunately, enterprises often find themselves losing control over the disparate configurations from various point products. In many cases security systems generate violation reports but do not enforce the policy. Enterprises should and can achieve a higher level of visibility and control by consolidating their security infrastructure, and by using systems that prevent security incidents rather than just detecting them.

In November 2011, Check Point announced the acquisition of privately held Dynasec Ltd., a leading provider of Governance, Risk Management and Compliance (GRC) solutions. The acquisition extends Check Point 3D Security that enables companies to view security as a business process, focusing on policy, people and enforcement. The combined security and GRC solutions will enable customers to manage their entire 3D Security process from corporate objectives, to policies and security enforcement – maintaining a continuous holistic security and compliance picture.

Check Point’s offering will include security, business and consulting services together with Dynasec’s easy2comply leading GRC software solution that provides a rich set of GRC frameworks with built-in best practices that are customizable for hundreds of compliance standards. The Check Point solution will offer a simple way for businesses to automate the manual task of handling a growing number of regulations and compliance standards.

A major advantage of easy2comply is the ability to implement the technology in less than two weeks, helping customers streamline compliance efforts. By leveraging GRC frameworks that include pre-defined regulatory standards, customers are able to quickly translate business and compliance requirements into IT policies at a fraction of the time it takes most companies. Integrating these tools with Check Point’s existing security solutions enables customers to define and manage policies that can be applied to all of the company’s leading protections, including Firewall, VPN, Application Control, Intrusion Prevention, Data Loss Prevention, Mobile Access and Endpoint Security – helping organizations create a security blueprint that reflects their specific business needs.

Product Offerings

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “software blades,” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), Data Loss prevention, anti-virus, policy management, event analysis, or multi-domain management. The new architecture allows customers to select the exact security they need from a library of over 30 software blades, and to combine these blades into a single, centrally-managed solution. Customers can easily extend their security solutions by adding new software blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console.

The Software Blade architecture is the foundation of our network, endpoint and security management offerings. In 2011, we introduced new software blades such as Application Control, URL Filtering, and a new antibot software blade to provide a comprehensive set of protections to our customers in the midst of evolving threats and IT trends.

In addition, in the fall of 2011 we refreshed our full line of security gateways and introduced new appliance models. These 2012 models deliver powerful turnkey systems for deploying and managing Check Point Software Blades.

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

•

Advanced Networking & Clustering – The Check Point Advanced Networking and Clustering Software Blade simplifies network security deployment and management within complex and highly utilized networks, while maximizing network performance and security in multi-Gbps environments. Built on top of the Software blades architecture, the Advanced Networking & Clustering blade provides advanced routing, multicast support, QOS, ISP redundancy, Load Balancing, and Security Acceleration technologies. Please note that the Advanced Networking blade (ADN) and the Acceleration & Clustering blade (ACCL) should not appear in the PL unless specifically searched for (like the IAS systems).

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

•

URL Filtering software blade – With a new version launched in 2011, the Check Point URL Filtering Software Blade integrates with Application Control, allowing unified enforcement and management of all aspects of web security. URL Filtering provides optimized web control through full integration in the gateway to prevent bypass through external proxies, an integration of policy enforcement with Application Control for full Web and Web 2.0 protection, and empowers and educates users on web usage policy in real time with embedded Check Point UserCheck technology.

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

•

Antibot software blade – Announced in 2011 and available in the second quarter of 2012, the new Anti-Bot Software Blade detects bot-infected machines, prevents bot damages by blocking bot “Command & Control” communications, and integrates with other software blades to provide a comprehensive threat prevention solution on a single gateway.

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

Appliances: 2012 Appliance Models:

•

2200 Appliance – The Check Point 2200 Appliance offers enterprise-grade security with leading performance in a compact desktop form factor. With its multi-core technology and six 1-gigabit Ethernet ports, the 2200 Appliance is easily capable of securing any branch office or small office.

•

4000 Appliances – With three models, 4200, 4600 and 4800, the 4000 appliances offer complete and integrated security solutions in a compact 1U form factor. Delivering firewall throughput up to 11 Gbps and IPS throughput up to 6 Gbps, these enterprise-grade appliances deliver superior performance for their class.

•

12000 Appliances – The 12000 Appliances, with three models, 12200; 12400 and 12600, feature multi-core security technology and high port density, and are ideally suited for perimeter security of large network environments as well as business-critical internal network segments. High business continuity and serviceability are delivered through features such as hot-swappable redundant power supplies/disk drives, a lights-out-management card, and High-Availability features such as Check Point ClusterXL and Load-Sharing.

•

21400 Appliance – offers superior scalability, availability and serviceability with high performance and high port density. Optimized for the Check Point Software Blade Architecture, the 21400 Appliance improves security, protects business continuity and reduces operational costs in complex, mission-critical security environments such as large campuses, data centers or Managed Service Providers.

•

61000 Security System – an industry-leading security appliance, offering scalable performance for data centers and telecommunication companies. This appliance is based on a multi-bladed hardware platform that is capable of a performance of more than 1 Tbps of firewall throughput, and achieves over 200 Gbps today. Even more, the ability to support 70 million concurrent connections and 600,000 sessions per second brings high performance to multi-transaction environments.

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

•

Series 80 appliances – Introduced in 2010 provides office security by extending Software Blades to branch offices outside of the network, delivering enterprise-grade security in an industry-leading desktop form factor.

•

Safe@office and UTM-1 Edge N series appliances – Targeted at small, home and branch offices, these new appliances include tightly integrated security and networking features, such as Gigabit Ethernet supporting high-performance networking capabilities and seamless 3G and wireless connectivity supporting the latest IEEE 802.11n Wi-Fi standards.

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

•

Virtual Appliance for Amazon Web Services – Check Point Virtual Appliance for Amazon Web Services enables customers to extend their security to the cloud with the full range of protections using Check Point Software Blades. This security gateway for virtual environments in the Amazon Cloud is easy to deploy and prevents network attacks and data breaches while enabling secure connectivity in dynamic cloud computing environments. Check Point Virtual Appliance for Amazon Web Services was released and launched in early January 2012.

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

In March of 2010, to respond to the growing number of remote workers, Check Point introduced Check Point GO. Check Point GO turns any PC into a secure enterprise desktop, providing the user with access to company emails, files, and applications anywhere, whether offline or online through integrated virtual private network (VPN) connectivity. To safeguard sensitive data stored on GO, the device utilizes several advanced security measures. Hardware and software encryption protects data at rest and when in use. Program Control regulates the types of applications used by GO to protect the enterprise network from malware associated with unauthorized applications. Finally, virtualization technology isolates a GO work session from the host PC, ensuring sensitive data remains on GO and preventing data loss.

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

•

Multi-domain software blades – Enables enterprises to segment their security management into virtual domains while consolidating their hardware infrastructure. In addition, the new software blades allow for stronger and better security with the deployment of consistent global policies across all domains.

We also offer our SMART-1 security management appliances that combine functionality, storage and turn-key deployment into a single device.

Our software blades run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for gateway and management offerings. Check Point offers integrated solutions that are sold and serviced jointly with key partners including Crossbeam Systems Inc. and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Microsoft Windows Mobile, Symbian, Linux, iOS and Android.

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

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2009	2010	2011
Category of Activity:	(in thousands)
Products and licenses	$361,633	$444,400	$503,475
Software updates, maintenance and subscriptions	562,784	653,468	743,511

Total revenues	$924,417	$1,097,868	$1,246,986

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

As of December 31, 2011, we had 1,231 employees dedicated to sales and marketing, customer service and support.

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

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide, 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2011, we had 303 employees dedicated to customer service and support.

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

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to address network and data security covering perimeter, internal, Web and endpoint security needs, as well as the integrated management of these solutions. We expect to develop most of our new products internally and also expect to leverage the products and technologies recently acquired upon the acquisition of Nokia

Corporation’s security appliance business and the acquisition of Liquid Machines. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $89.7 million in 2009, $105.7 million in 2010 and $110.1 million in 2011. These amounts include stock-based compensation in the amount of $6.6 million in 2009, $7.3 million in 2010 and $7.5 million in 2011. As of December 31, 2011, we had 838 employees dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully compete.”

Proprietary Rights

We rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We rely on trade secret, copyright laws and patents to protect our software, documentation, and other written materials. These laws provide only limited protection. Further, we generally enter into confidentiality agreements with employees, consultants, customers and potential customers, and limit access and distribution of materials and information that we consider proprietary.

We have 25 U.S. patents, over 29 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)

Check Point Software (Canada) Technologies Inc.	Canada

Check Point Software Technologies (Japan) Ltd.	Japan

Check Point Software Technologies (Netherlands) B.V.	Netherlands

Check Point Holding (Singapore) PTE Ltd.	Singapore

Check Point Holding (Singapore) PTE Ltd. – US Branch (1)	United States of America (New York)

Israel Check Point Software Technologies Ltd. China (2)	China

Check Point Holding AB (3)	Sweden

SofaWare Technologies Ltd. (4)	Israel

Dynasec Ltd.	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.
(2)	Representative office of Check Point Software Technologies Ltd.
(3)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(4)	Wholly-owned subsidiary of Check Point Software Technologies Ltd. since the second quarter of 2011.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A.	Argentina

Check Point Software Technologies (Australia) PTY Ltd.	Australia

Check Point Software Technologies (Austria) GmbH	Austria

Check Point Software Technologies (Belrus) LLC	Belarus

Check Point Software Technologies (Belgium) S.A.	Belgium

Check Point Software Technologies (Brazil) LTDA	Brazil

Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China

Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China

Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic

Check Point Software Technologies (Denmark) ApS	Denmark

Check Point Software Technologies (Finland) Oy	Finland

Check Point Software Technologies SARL	France

Check Point Software Technologies GmbH	Germany

Check Point Software Technologies (Greece) SA	Greece

Check Point Software Technologies (Hungary) Ltd.	Hungary

Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong

Check Point Software Technologies (India) Private Limited	India

Check Point Software Technologies (Italia) Srl (2)	Italy

Check Point Software Technologies Mexico S.A. de C.V.	Mexico

Check Point Software Technologies B.V.	Netherlands

Check Point Software Technologies Norway A.S.	Norway

Check Point Software Technologies (Poland) Sp.z.o.o.	Poland

CPST (Portugal), Sociedade Unipessoal Lda.	Portugal

Check Point Software Technologies (RMN) SRL.	Romania

Check Point Software Technologies (Russia) OOO	Russia

Check Point Software Technologies (Korea) Ltd.	S. Korea

Check Point Software Technologies (Spain) S.A.	Spain

Check Point Software Technologies (Switzerland) A.G.	Switzerland

Check Point Software Technologies (Taiwan) Ltd.	Taiwan

Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey

Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.
(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd., and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Protect Data AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies (Sweden) AB	Sweden

Pointsec Norway AS	Norway

Oy Pointsec Finland AB (1)	Finland

Reflex Software Ltd. (Jersey)	Jersey

Reflex Magnetics Ltd. (2)	United Kingdom

Reflex Software Luxembourg SARL (2)	Luxembourg

(1)	The company is undergoing a liquidation process.
(2)	The company is dormant.

Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Pointsec Mobile Technologies, LLC.	United States of America (California)

NFR Security, Inc.	United States of America (Delaware)

Zone Labs, L.L.C.	United States of America (California)

Liquid Machines Inc.	United States of America (Delaware)

Property, Plant and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease.

Our international headquarters building contains approximately 150,000 square feet of office space. Our international headquarters building is used for administration of our business, as well as sales and research and development. We also acquired the rights to construct an additional building with approximately 130,000 square feet, which we began planning in 2011. We lease 99,429 square feet in the United States. In addition, we lease offices in various locations around the world. Examples of principal office locations in the U.S. are as follows:

Location	Primary Usage	Space (square feet)
Redwood City, California	U.S. Headquarters	48,384

Irving, Texas	Technical support, education and professional services	24,807

New York	Sales	6,700

Outside of Israel and the U.S. we lease locations throughout the world. Our primary locations are forth below:

Location	Primary Usage	Space (square feet)
Europe	Sales, research and development	43,261

Asia, and Japan	Sales	15,834

Canada	Sales and technical services	15,487

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

On November 23, 2009, we completed the acquisition of the FaceTime application and signature database from FaceTime Communications, Inc. We utilize the database to bring greater detail on application use to the security of the gateway.

On June 9, 2010, we completed the acquisition of Liquid Machines, Inc., a US-based company headquartered in Waltham, Massachusetts, and a market leader in the field of enterprise rights management. Liquid Machine extended our data security portfolio and is expected to further our vision of enterprise security.

On November 24, 2011, we completed the acquisition of privately held Dynasec Ltd., an Israeli-based company, and a provider of Governance, Risk Management and Compliance (GRC) solutions. Dynasec extended our 3D security vision that enables companies to view security as a business process; focusing on policy, people and enforcement.

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

We derive most of our product revenues from sales of integrated appliances Internet security products primarily under our VPN-1 and related brands, as well as related revenues from software updates, maintenance and other services. Following the acquisition of the Nokia security appliances business, we expanded our appliances portfolio with the IP Series, which generated a material portion of our products sales in 2010 and 2011. We expect that our integrated appliances will continue to generate a material portion of our product sales for the foreseeable future.

We derive our sales primarily through indirect channels. During 2011, we derived approximately 58% of our sales from our ten largest distributors, compared to 59% in 2010 and 58% in 2009. In 2011, the largest distributor accounted for approximately 18% of our sales, and the second largest distributor accounted for approximately 17%, same as in 2010 and 2009.

The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
Region:	2009	2010	2011
Americas, principally U.S.	43%	44%	45%
Europe	41%	40%	39%
Asia, Middle east and Africa	16%	16%	16%

The percentage of total consolidated revenues that we derive from Europe has declined from 2009 to 2011 as a result of sales in other regions growing faster than sales to that region. Revenues in all regions have increased significantly in absolute dollars from 2009 to 2011.

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

Revenue recognition

We generally derive our revenues from two primary sources:

•	Software products and combined hardware and software products; and

•	Software updates, maintenance and subscriptions

Starting January 1, 2011 we adopted the guidance of ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”) and ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) ("ASU 2009-13"). ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. The new guidance does not generally change the units of accounting for our revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. While certain of the Company’s bundled products are now accounted for following ASC 605, the impact of the adoption of these standards was immaterial.

As a result of the adoption of ASU 2009-14, starting January 1, 2011 we apply ASC No. 605, “Revenue Recognition” to products that include software updates and maintenance and subscription. Revenues from these bundled arrangements are separated into their various elements following ASU 2009-13 and are recognized for each element when persuasive evidence of an arrangement exists, the product or software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the amounts are fixed or determinable and collection of the amounts is considered probable. Revenues for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met.

Our revenue recognition policies provide that when a sales arrangement contains multiple elements, such as software and non-software components that function together to deliver the product’s essential functionality, we allocate revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE"), if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE or TPE is available.

We apply software revenue recognition guidance, ASC 985-605, "Software Revenue Recognition", to all transactions entered into prior to January 1, 2011 involving the sale of software products and hardware products that include software and to all software arrangements not included in hardware products since January 1, 2011. Product and software license revenue is recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. For hardware transactions where software is essential to the functionality of the appliance, we do not separate the license fee and does not apply separate accounting guidance to the hardware and software elements. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met.

For arrangements subject to ASC 985-605, we determine the value of the software and hardware components (the delivered elements) of its multiple-element arrangements using the residual method when vendor specific objective evidence (VSOE) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Our software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement.. The Company’s support offerings include multiple services to customers primarily telephone access to technical support personnel and hardware support services. Subscription includes other security solutions sold as a service or annuity. Revenues from software updates, maintenance and subscriptions are recognized ratably over the term of the agreement.

Effective January 1, 2011, we determine the selling price in multiple-element arrangements subject to ASC 605 as follows:

We determine the fair value of software updates and maintenance services based on the prices we charged for those services when sold separately. We offer several levels of services, classified by type of customer, services offered, response time, and availability. We have defined classes of customers, based on the total gross value of licensed software and hardware products the customer purchased from the Company. We price renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software and hardware products the customer purchased. The Company determines the fair value of subscription based on the prices charged for those services when sold seperalty. The renewal prices are based on the Company’s price list.

For products, we determine the selling price by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing models and practices including discounting, margin objectives, go-to-market strategies and competition. The determination of the estimated selling price ESP is made with the involvement and approval of management.

Deferred revenues represent mainly the unrecognized revenue billed for subscription and unspecified software updates, maintenance. Such revenues are recognized over the term of the related arrangement.

We recognize revenues net of estimated amounts that may be refunded for sales returns and rebate arrangements with customers. Additionally, distributors may rotate our products, subject to varying limitations. We estimate and record these reductions based on our historical experience, analysis of credit memo data, stock rotation and other known factors. In each accounting period, we use judgments and estimates of potential future sales credits, returns, and stock rotation, related to current period revenue. These estimates affect our “net revenue” line item on our consolidated statements of income and affect our “accounts receivable, net” on our consolidated balance sheets.

Business combinations

We account for business combinations in accordance with ASC 805 “Business Combinations”, which requires that we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. In addition, we expense acquisition-related expenses and restructuring costs as they are incurred. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

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

Our most recent annual goodwill impairment analysis, which was performed during in 2011, did not result in impairment. As of December 31, 2011, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2009, 2010 and 2011.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2011 and 2010 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See: “Risks Related to Our Business and Our Market”.

Equity-based compensation expense

We account for equity-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date as well as the determination of the amount of stock-based awards that are expected to be forfeited requires the exercise of judgment. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted.

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

Derivative and Hedge Accounting

Approximately 62% to 67% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. In 2011, we entered into foreign exchange forward contracts and options to hedge a significant portion of our foreign currency net exposure resulting from expenses in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also entered into foreign exchange forward contracts and options to reduce the impact of foreign currency fluctuations on balance sheet items, specifically for the Israeli Shekel.

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

Impairment of Marketable Securities

All marketable securities are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not we will be required to sell the security before it recovers, an other-than temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions

Securities which are not valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs are valued based on an externally developed valuation. This is using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations. Unobservable inputs used in these models are significant to the fair value of the investments.

During the year ended December 31, 2009, we recorded an other-than temporary impairment of $3.1 million related to our marketable securities, which was offset by a $1.8 million gain on sale of marketable securities that were written down in 2008. In 2010, we recorded an other-than temporary impairment of $0.8 million of our marketable securities. During the year ended December 31, 2011 we recognized a gain of $ 2.0 million related to our marketable securities that were previously impaired.

Results of Operations

The following table presents information concerning our results of operations in 2009, 2010 and 2011:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Revenues:
Products and licenses	$361,633	$444,400	$503,475
Software updates, maintenance and subscriptions	562,784	653,468	743,511

Total revenues	924,417	1,097,868	1,246,986

Operating expenses (*):
Cost of products and licenses	61,495	75,426	81,043
Cost of software updates, maintenance and subscriptions	43,551	55,721	63,469
Amortization of technology	28,224	32,826	31,171

Total cost of revenues	133,270	163,973	175,683

Research and development	89,743	105,748	110,147
Selling and marketing	220,877	235,301	253,800
General and administrative	56,409	57,244	65,182
Restructuring and other acquisition related costs	9,101	588	—

Total operating expenses	509,400	562,854	604,812

Operating income	415,017	535,014	642,174
Financial income, net	32,058	30,164	39,023
Net gain (impairment net of gains) on sale of marketable securities previously impaired (**)	(1,277)	(785)	2,017

Income before taxes on income	445,798	564,393	683,214
Taxes on income	88,275	111,567	139,248

Net income	$357,523	$452,826	$543,966

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

Amortization of intangible assets
Research and development	$—	$2,741	$—
Selling and marketing	22,429	16,309	12,754

Total	22,429	19,050	12,754

Stock-based compensation
Cost of products and licenses	$47	$49	$58
Cost of software updates, maintenance and subscriptions	641	984	909
Research and development	6,649	7,325	7,471
Selling and marketing	5,032	7,279	7,888
General and administrative	18,538	19,543	23,509

Total	$30,907	$35,180	$39,835

(**)	Year ended December 31, 2009 includes write down of $3.1 million related to our marketable securities net of $1.8 million gain on sale of marketable securities that were written down in 2008. Year ended December 31, 2010 includes a write down of $0.8 million of our marketable securities. Year ended December 31, 2011 include a gain of $ 2.0 million resulting from sale of our marketable securities that were previously impaired.

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
Revenues:
Products and licenses	39%	40%	40%
Software updates, maintenance and subscriptions	61	60	60

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	6	7	6
Cost of software updates, maintenance and subscriptions	5	5	5
Amortization of technology	3	3	3

Cost of revenues	14	15	14

Research and development	10	10	9
Selling and marketing	24	21	21
General and administrative	6	5	5
Restructuring and other acquisition related costs	1	—	—

Total operating expenses	55	51	49

Operating income	45	49	51
Financial income, net	3	2	3
Other than temporary impairment net of gain on sale of marketable securities previously written down	—	—	—

Income before taxes on income	48	51	54
Taxes on income	9	10	10

Net income	39%	41%	44%

Revenues

We derive our revenues mainly from the sale of products and licenses of software, and related software updates, maintenance and subscriptions. Our revenues were $924.4 million in 2009, $1,097.9 million in 2010 and $1,247.0 million in 2011.

Total revenues in 2011 grew by 14% compared to 2010. Product and license revenues increased by $59.1 million, or 13%, from $444.4 million in 2010 to $503.5 million in 2011, which was attributable primarily to growth in sales of our integrated appliances. In 2011, product and license revenues as a percentage of total revenues were 40%, the same percentage as in 2010. Software updates, maintenance and subscriptions revenues increased by $90.0 million, or 14%, from $653.5 million in 2010 to $743.5 million in 2011, primarily as a result of renewals and new sales of maintenance contracts and increasing sales of IPS and Application Control security services.

Total revenues in 2010 grew by 19% compared to 2009. Product and license revenues increased by $82.8 million, or 23%, from $361.6 million in 2009 to $444.4 million in 2010, which was attributable primarily to growth in sales of our integrated appliances. In 2010, product and license revenues as a percentage of total revenues was 40%, compared with 39% in 2009. Software updates, maintenance and subscriptions revenues increased by $90.7 million, or 16%, from $562.8 million in 2009 to $653.5 million in 2010, primarily as a result of renewals and new sales of maintenance contracts and increasing sales of IPS security services and the aggregation of the full year for the Nokia integration.

Cost of Revenues

Total cost of revenues was $133.3 million in 2009, $164.0 million in 2010 and $175.7 million in 2011. Cost of revenues includes cost of product and licenses, cost of software updates, maintenance and subscriptions and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and license fees paid to third parties. Our cost of software updates, maintenance and subscriptions includes the cost of post-sale customer support, training, consulting and license fees paid to third parties.

Cost of products and licenses was $61.5 million in 2009, $75.4 million in 2010 and $81.0 million in 2011, and represented 7% of revenues in each of 2009 and 2010 and 6% in 2011. The increase of $5.6 million in 2011 and $13.9 million in 2010 cost of products and licenses was mainly due to the increase in volume of security appliance products sold. The increase in expenses was lower than the increase in revenues due to different mix of products.

Cost of software updates, maintenance and subscriptions was $43.6 million in 2009, $55.7 million in 2010 and $63.5 million in 2011, and represented 5% of revenues in each of 2009, 2010 and 2011. In 2011, the $7.8 million increase in the cost of software updates, maintenance and subscriptions was primarily the result of a $3.1 million increase in compensation expenses and $4.5 million increase in cost of third party support services provided. Of the compensation increase, $2.5 million was related to increase in compensation and increase in headcount, from 290 at the end of 2010 to 303 at the end of 2011, and $0.6 million was caused by the impact of currency fluctuations on compensation expenses. The increase is in correlation with revenue increase. In 2010, the $12.1 million increase in the cost of software updates, maintenance and subscriptions was primarily the result of an increase in compensation and increase in headcount, support services provided and the full year aggregation of the Nokia acquisition. The increase is in correlation with revenue increase.

In 2011, amortization of technology decreased by $1.7 million, to $31.2 million, as part of the technology acquired in prior years which was fully amortized in 2011. In 2010, amortization of technology increased by $4.6 million, to $32.8 million, mainly due to the inclusion of the Liquid Machines and Facetime businesses and a full year of amortization of intangible assets from the acquisition of assets from Nokia.

Research and Development

Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $89.7 million in 2009, $105.7 million in 2010 and $110.1 million in 2011 and represented 10% of revenues in each of 2009 and 2010 and 9% in 2011. In 2011, there was an increase of $4.4 million in research and development expenses compared to 2010. Of this increase, $4.2 million was related primarily to increase in compensation expenses and to increase in headcount committed to research and development, from 802 at the end of 2010 to 838 at the end of 2011, and $1.8 million was caused by the impact of currency fluctuations on compensation expenses, offset by a decrease of $1.4 million in overhead expenses.

In 2010, we experienced an increase of $16.0 million in research and development expenses compared to 2009.Of this increase, $9.4 million was related primarily to increase in compensation expenses and to increase in headcount committed to research and development, from 740 at the end of 2009 to 802 at the end of 2010, and $2.5 million was caused by the impact of currency fluctuations on compensation expenses. This increase in compensation expenses also reflects a full year of expenses related to the headcount acquired in connection with the purchase of the Nokia security appliance business.

The majority of our personnel engaged in research and development are located in Israel, where compensation-related expenses are paid in Israeli Shekels, and in Sweden, where compensation-related expenses are paid in Swedish Krona, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel and the U.S. dollar, and between the Swedish Krona and the U.S. dollar, have affected and may in the future affect our research and development expenses. Beginning in 2009, Check Point established forward contracts to hedge against a certain portion of the exposure mentioned above. In 2010, we also fully amortized the in-process research and development related to the acquisition of the Nokia security appliance business.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, travel and other related expenses. Selling and marketing expenses were $220.9 million in 2009, $235.3 million in 2010 and $253.8 million in 2011, which represented 24% of revenues in 2009, 21% of revenues in 2010 and 21% of the revenues in 2011. In 2011, there was an increase of $18.5 million. Of this increase, $14.2 million was primarily as a result of an increase compensation and overhead expenses and increase in headcount committed to sales and marketing, from 864 at the end of 2010 to 928 at the end of 2011 and $3.7 million was caused by the impact of currency fluctuations on compensation expenses.

In 2010, there was an increase of $17.3 million in selling and marketing expenses due to an increase in compensation expenses and increase in headcount committed to sales and marketing, from 804 at the end of 2009 to 864 at the end of 2010, and the associated increase in travel, entertainment and facilities expenses, and an increase of $2.2 million in stock-based compensation in sales and marketing expenses for employees, partially offset by a decrease of $6.1 million in the amortization of intangible assets in selling and marketing expenses. The increase in compensation expenses also reflects a full year of expenses related to the headcount acquired in connection with the purchase of the Nokia security appliance business.

In 2011, the strengthening of the Australian Dollar, Canadian Dollar, Israeli Shekel and the Euro compared to U.S. Dollar, overall added approximately $4.5 million to compensation expenses. In 2010, the strengthening of the Australian Dollar, Canadian Dollar and the Israeli Shekel overcame the weakening of the Euro compared to U.S. Dollar, which overall contributed approximately $0.7 million to compensation expenses. Our expenses in Israel, Europe, Canada and Australia, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies but are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs and other expenses. General and administrative expenses were $56.4 million in 2009, $57.2 million in 2010 and $65.2 million in 2011, and represented 6% of revenues in 2009 and 5% of revenues in 2010 and 2011. In 2011, there was an increase of $7.9 million in general and administrative expenses, of which $4.0 million was due to increase in expense relating to share-based compensation and the rest was due to increase in legal accrual and increase in allowance for doubtful accounts. In 2010, there was an increase of $0.8 million in general and administrative expenses, primarily due to an increase in expenses related to stock-based compensation to employees.

Restructuring and other acquisition related costs

In 2011 acquisition related costs were minimal. The decrease of $8.5 million in restructuring and other acquisition costs in 2010 compared to 2009, related expenses were due to the fact that the acquisition of the Nokia security appliance business took place in 2009, which resulted in certain restructuring and other acquisition-related costs, whereas in 2010 there were only severance payments paid to former Nokia security appliance business employees and other associated costs.

Operating Margin

We had operating margins of 45% in 2009, 49% in 2010 and 51% in 2011.

The increase of 2 points in operating margin from 2010 to 2011 was attributable primarily to the higher revenues growth than the growth of operating expenses through leveraging our expense structure. The increase of 4 points in operating margin from 2009 to 2010 was attributable primarily to the significant increase in revenues, while minimizing the growth in expenses, as well as realizing the synergies from the integration of Nokia security appliance business into our business. We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $32.1 million in 2009, $30.2 million in 2010 and $39.0 million in 2011. Because we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars, our net financial income is heavily dependent on prevailing U.S. interest rates. The increase in net financial income in 2011 was primarily due to additional cash invested. The decrease in net financial income in 2010 was primarily due to the decrease in interest rates in the U.S. as well as foreign currency fluctuations against the U.S. dollar.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. Based on our consideration of these factors, in 2011 we recorded a gain in the amount of $2.0 million from sales of marketable securities that were previously impaired. In 2010, we recognized an other-than-temporary impairment on marketable securities in the total amount of $0.8 million, pretax, all of which was related to Auction Rate Securities. In 2009, we recognized another-than-temporary impairment on marketable securities in the total amount of $3.1 million, pretax, related to Auction Rate Securities which was offset by a gain of $1.8 million, pretax, related to the sale of marketable securities previously impaired in 2008.

Because interest rates in the U.S. are low in the first quarter of 2012 and are not expected to significantly increase during 2012, we believe that this will result in a low portfolio yield in our investments in marketable securities in the near term. See also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Our effective tax rate was 20% in each of 2009, 2010 and 2011. Our effective tax rate remained the same despite the decrease in the statutory tax rate in Israel from 26% in 2009 to 25% in 2010 and to 24% in 2011. This is due to the fact that we are subject to approved enterprise programs, under which substantial portion of our income is subject to reduced tax rates rather than the statutory rates – See Note 11 to our consolidated financial statements for further information.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

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

	Year Ended December 31, 2010				Year Ended December 31, 2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)
Revenues:
Products and licenses	$91,038	$103,904	$106,399	$143,059	$105,258	$119,288	$120,700	$158,229
Software updates, maintenance and subscriptions	154,039	157,187	166,795	175,447	176,016	181,356	187,610	198,529

Total revenues	245,077	261,091	273,194	318,506	281,274	300,644	308,310	356,758

Operating expenses:
Cost of products and licenses	16,505	16,287	18,798	23,836	17,652	18,983	18,760	25,648
Cost of software updates, maintenance and subscription	12,245	13,547	14,912	15,017	14,297	15,623	16,066	17,483
Amortization of technology	8,066	8,150	8,311	8,299	7,849	7,850	7,849	7,623

Total cost of revenues	36,816	37,984	42,021	47,152	39,798	42,456	42,675	50,754
Research and development	24,322	25,807	26,165	29,454	27,643	27,524	28,063	26,917
Selling and marketing	54,776	58,619	55,871	66,035	58,510	64,785	62,091	68,414
General and administrative	13,302	15,980	14,075	13,887	13,990	15,833	17,297	18,062
Restructuring and other acquisition related costs	—	588	—	—	—	—	—	—

Total operating expenses (*)	129,216	138,978	138,132	156,528	139,941	150,598	150,126	164,147

Operating income	115,861	122,113	135,062	161,978	141,333	150,046	158,184	192,611
Financial income, net	7,193	7,133	7,243	8,595	9,161	10,183	9,638	10,041
Net gain (impairment net of gains) on sale of marketable securities previously impaired (**)	—	—	—	(785)	1,368	649	—	—

Income before taxes on income	123,054	129,246	142,305	169,788	151,862	160,878	167,822	202,652
Taxes on income	25,013	26,385	27,790	32,379	29,773	32,887	33,748	42,840

Net Income	$98,041	$102,861	$114,515	$137,409	$122,089	$127,991	$134,074	$159,812

Basic earnings per share	$0.47	$0.49	$0.55	$0.66	$0.59	$0.62	$0.65	$0.78
Shares used in computing basic earnings per share	209,014	207,914	207,239	208,280	208,177	207,129	206,311	206,083
Diluted earnings per share	$0.46	$0.48	$0.54	$0.64	$0.57	$0.60	$0.63	$0.75
Shares used in computing diluted earnings per share	213,523	212,166	211,637	214,432	214,934	214,565	213,412	212,807

(*)	Including pre-tax charges for amortization of intangible assets related to our acquisitions and Stock-based compensation in the following items:

	Year Ended December 31, 2010				Year Ended December 31, 2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)
Amortization of intangible assets:
Research and development	685	685	685	685	—	—	—	—
Selling and marketing	4,012	4,058	4,118	4,122	3,183	3,182	3,164	3,225

Total	$4,697	$4,743	$4,803	$4,807	$3,183	$3,182	$3,164	$3,225

Stock-based compensation
Cost of products and licenses	$11	$17	$10	$11	$11	$19	$11	$17
Cost of software updates, maintenance and subscriptions	227	231	322	204	190	255	235	229
Research and development	1,648	1,693	2,403	1,581	1,433	2,022	2,164	1,852
Selling and marketing	2,246	1,550	1,776	1,707	1,891	1,690	2,328	1,979
General and administrative	4,801	5,589	4,190	4,963	4,720	5,914	6,757	6,118

(**)	Including write-down of $0.8 million in the fourth quarter of 2010, related to our marketable securities and a non-cash gain of $ 1.4 million and $0.6 million in the first and second quarters of 2011, respectively.

As a percentage of total revenues:

	Year Ended December 31, 2010				Year Ended December 31, 2011
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues:
Products and licenses	37%	40%	39%	45%	37%	40%	39%	44%
Software updates, maintenance and subscriptions	63	60	61	55	63	60	61	56

Total revenues	100	100	100	100	100	100	100	100

Operating expenses:
Cost of products and licenses	7	7	7	7	6	6	6	7
Cost of software updates, maintenance and services	5	5	5	5	5	5	5	5
Amortization of technology	3	3	3	3	3	3	3	2

Total cost of revenues	15	15	15	15	14	14	14	14
Research and development	10	10	10	9	10	9	9	8
Selling and marketing	22	22	20	21	21	22	20	19
General and administrative	6	6	6	4	5	5	6	5

Restructuring and other acquisition related costs	—	—	—	—	—	—	—	—

Total operating expenses	53	53	51	49	50	50	49	46

Operating income	47	47	49	51	50	50	51	54
Financial income, net	3	3	3	2	4	4	3	3
Other than temporary impairment net of gain on sale of marketable securities previously impaired	—	—	—	—	—	—	—	—

Income before taxes on income	50	50	52	53	54	54	54	57
Taxes on income	10	10	10	10	11	11	11	12

Net Income	40%	40%	42%	43%	43%	43%	43%	45%

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

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of stockholders’ equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our basic consolidated financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 "Fair Value Measurement". The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. We do not expect the adoption of this new guidance to have a material impact on its financial statements.

Liquidity and Capital Resources

During 2009, 2010 and 2011, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments, and long-term interest bearing investments, were $1,847.0 million as of December 31, 2009, $2,414.9 million as of December 31, 2010 and $2,879.4 million as of December 31, 2011. Our cash and cash equivalents and short-term investments were $884.0 million as of December 31, 2009, $1,089.4 million as of December 31, 2010 and $1,359.5 million as of December 31, 2011. Our long-term interest bearing investments were $963.0 million as of December 31, 2009, $1,325.4 million as of

December 31, 2010 and $1,519.9 million as of December 31, 2011. At the end of 2002, we established a wholly owned subsidiary in Singapore that serves as a vehicle for a significant portion of our international investments and manages those financial assets. The remaining financial assets are held and managed through our subsidiary in the U.S. and through the parent company in Israel.

We generated net cash from operations of $557.1 million in 2009, $688.6 million in 2010 and $743.0 million in 2011. Net cash from operations for 2009, 2010 and 2011 consisted primarily of net income adjusted for non-cash activity, including other-than-temporary impairment on marketable securities, stock-based compensation expenses, depreciation, amortization of intangible assets and deferred income taxes benefit plus an increase in deferred revenue and accrued expenses and employee benefit liabilities, changes in trade receivables and other current assets.

Net cash used in investing activities was $584.4 million in 2009, $459.5 million in 2010 and $574.1million in 2011. In 2009, net cash used in investing activities consisted primarily of investments in marketable securities and net cash paid in conjunction with 2009 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. In 2010, net cash used in investing activities consisted primarily of investments in marketable securities and net cash paid in conjunction with 2010 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. In 2011, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits as well as net cash paid in conjunction with 2011 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. Our capital expenditures amounted to $4.3 million in 2009, $4.9 million in 2010 and $7.2 million in 2011. In 2009, 2010 and 2011 our capital expenditures consisted primarily of computer equipment and software for research and development and leasehold improvement and furniture.

During 2009, we funded the acquisitions of the Nokia security appliance business and certain assets of Facetime for approximately $59 million from our cash and cash equivalents balances. During 2010 and 2011, we funded minor acquisitions for approximately $14 million and $15.1 million, respectively, from our cash and cash equivalents balances.

Net cash used in financing activities was $101.8 million in 2009, $91.4 million in 2010 and $227.1million in 2011. In 2009, 2010 and 2011, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume, and other factors. In 2009, 2010 and 2011 we repurchased ordinary shares in the amount of $202.3 million, $200 million and $300 million, respectively. From time to time, we re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $93.0 million, $103.8 million and $71.5 million in 2009, 2010 and 2011 respectively. During 2011, we acquired the SofaWare minority shares for $6.6 million.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $2,879.4 million as of December 31, 2011), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2011:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$5,599	$2,675	$2,924	—	—
Uncertain income tax position (*)	$219,469	—	—	—	—
Severance pay (**)	$10,236	—	—	—	—

Total	$235,304	$2,675	$2,924	—	—

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11a of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. Of this amount, $4.2 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2011, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Vice Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Amnon Bar-Lev	President
Tal Payne	Chief Financial Officer
Dorit Dor	Vice President of Products
Yoav Chelouche (3)	Director	Ö	Ö	Ö
Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö
Guy Gecht	Director	Ö	Ö	Ö	Ö
Dan Propper	Director	Ö
Ray Rothrock	Director	Ö	Ö	Ö	Ö	Ö
David Rubner	Director	Ö				Ö
Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the Audit Committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder, Chairman, and Chief Executive Officer. Mr. Shwed is considered the inventor of the modern Firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is a member of the Board of Trustees of Tel Aviv University and the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. He is also a member of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Marius Nacht, one of Check Point’s founders, has served as Vice Chairman of our board of directors since 2001. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

Jerry Ungerman has served as Vice Chairman of our board of directors since 2005. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice

President. Prior to joining us, Mr. Ungerman accumulated more than 30 years of high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

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

Amnon Bar-Lev, President at Check Point, is responsible for worldwide sales, global partner programs, business development and technical services for the company. Mr. Bar-Lev joined Check Point in 2005 and brings more than 15 years of high-tech sales, marketing and management experience to the organization. Prior to joining Check Point, Mr. Bar-Lev was founder and CEO of Xpert Integrated System Ltd., a leading provider of security, business-continuity and infrastructure platforms and solutions. Before forming Xpert, Mr. Bar-Lev began his career in the Israeli Air Force where he held several positions within the operational and administration units.Mr. Bar-Lev holds a Bachelor of Arts degree in Computer Science (HONS) and Management (HONS) from Tel-Aviv University.

Dr. Dorit Dor, vice president of products at Check Point, manages all product and development functions for both the enterprise and consumer divisions of the company. Her core responsibilities include leading the company’s product management, research and development (R&D) and quality assurance (QA) initiatives from concept to delivery. Since joining the company in 1995, Dr. Dor has served in several pivotal roles in Check Point’s R&D organization. She has been instrumental to the organization’s growth and managed many successful product releases. Dr. Dor holds a Ph.D. and M.S degree in computer science from Tel-Aviv University, in addition to graduating cum laude for her Bachelor of Science degree. She has been published in several influential scientific journals for her research on graph decomposition, median selection and geometric pattern matching in d-dimensional space. In 1993, she won the Israel National Defense Prize.

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

Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp., Mellanox Technologies Ltd., Intermolecular, Inc., and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

Guy Gecht has served on Check Point’s board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of

Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and enterprise printing and has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Dan Propper has served as one of Check Point’s directors since 2006. Mr. Propper is the Chairman of the Board for the Osem group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd. and a number of private companies. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. As of 2011, Mr. Propper has been appointed as the Chairman of the Supervisory Council of the Bank of Israel.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner at Venrock, a venture capital firm, where he has been a member since 1988 and a general partner since 1995. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology, and an M.B.A. from the Harvard Business School.

David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner at Hyperion Israel Advisors Ltd., a venture capital fund. Prior to founding Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd., a provider of telecommunications networking infrastructure solutions from September 1991 to February 2000. Prior to his appointment as President and Chief Executive Officer, Mr. Rubner held various management positions at ECI Telecom. Mr. Rubner serves as a member of the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., Radware Ltd. and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Bar-Ilan University and Shaare Zedek Hospital, and chairman of the Petach-Tikva Foundation. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

Dr. Tal Shavit has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of the company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2011. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Yoav Chelouche, Guy Gecht, Dan Propper, David Rubner and Dr. Tal Shavit, will expire at our 2012 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2014 annual meeting of shareholders.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $1.4 million for the year ended December 31, 2009, approximately $0.8 million for the year ended December 31, 2010. And $2.0 million for the year ended December 31, 2011. This does not include amounts accrued for expenses related to business travel, professional and business association dues, and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

We currently pay each of our non-executive directors an annual cash retainer of $40,000 for the services provided to our board of directors and an annual cash retainer of $7,500 for each committee membership. In addition, we pay the chair of our audit committee an annual cash retainer of $7,500 and the chair of each of our nominating committee and compensation committee an annual cash retainer of $2,500. Only directors who are not officers receive compensation for serving as directors.

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

As of December 31, 2011, our executive officers and directors held options to purchase an aggregate of approximately 12.77 million shares and held 130,544 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $16.8 and $53.05, and their expiration dates range between September 2012 and May 2018. During 2011, we granted our executive officers and directors options to purchase an aggregate of approximately 1.98 million shares and 47,464 restricted stock units under our stock option and equity incentive plans. The exercise price of these options range between $51.98 and $53.05, and their expiration dates range between April 2018 and May 2018. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

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

Outside and Independent Directors

Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israeli Companies Law. Our board of directors has determined that Yoav Chelouche and Irwin Federman have “financial and accounting expertise,” and Guy Gecht and Ray Rothrock have “professional expertise”.

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee (including one outside director serving as the chair of the audit committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2011, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2012 and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2014.

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

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions. Although we have not included these provisions in our articles of association because our board of directors already complies with the independence requirements and the corporate governance rules of the NASDAQ Global Select Market, as described below, a majority of our board of directors and all the members of our audit committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

As of December 31, 2011, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

Committees of the Board of Directors

Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, compensation committee and nominating committee.

Audit committee. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the outside directors (including one outside director serving as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.

The audit committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose income is primarily dependent on a controlling shareholder, and may not include a controlling shareholder or any relatives of a controlling shareholder. Individuals who are not permitted to be audit committee members may not participate in the committee’s meetings other than to present a particular issue at the request of the chair of the committee. However, an employee who is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary (if they are not a controlling shareholder or relative) may participate in the committee’s discussions and votes if requested by the committee.

In addition, the NASDAQ regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the NASDAQ regulations applicable to audit committee members. Irwin Federman is the chairman of the audit committee. Yoav Chelouche, Guy Gecht and Ray Rothrock serve as the other members of our audit committee. The audit committee has adopted an audit committee charter as required by the NASDAQ regulations.

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

Under the Israeli Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting, and in addition a majority of the attending committee members are independent directors within the meaning of the Israeli Companies Law and include at least one outside director.

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

Employees

As of December 31, 2011, we had 2,372 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31, 2011
Function	2009	2010	2011
Research, development and quality assurance	740	802	838
Marketing, sales and business development	804	864	928
Customer support	284	296	303
Information systems, administration, finance and operations	284	277	303

Total	2,112	2,239	2,372

From time to time, we also engage a limited number of subcontractors. As of December 31, 2011, we had 99 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31, 2011
Region	2009	2010	2011
Israel	866	973	1078
United States	675	632	633
Rest of the World	571	634	661

Total	2,112	2,239	2,372

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of January 31, 2012. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on 206,379,303 shares outstanding as of January 31, 2012.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration
Gil Shwed	31,843,712	14.9%	Ordinary shares	6,880,000	$16.80 - $53.05	09/26/2012-05/23/2018
Marius Nacht (3)	20,214,986	10.3%	Ordinary shares
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	54,434,093	25.4%	Ordinary shares	8,115,105	$16.80 - $53.05	06/29/2011-05/23/2018

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after January 31, 2012 (as determined in accordance with footnote (3)).
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (3)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable within 60 days from January 31, 2012. In addition to the amount above for which Mr. Nacht claims beneficial ownership, Mr. Nacht is the beneficiary of a trust that holds 1,870,500 shares. The trust, which was initially established in May 2005, is irrevocable and expired in May 2011. Mr. Nacht does not control the trust and has limited access to information concerning activities and holdings of the trust. Mr. Nacht disclaims beneficial ownership of the shares held in the trust. Based on a Schedule 13G filed by Mr. Nacht with the SEC on February 14, 2012, the number of ordinary shares set forth above includes ordinary shares which are the subject of trading programs that Mr. Nacht has established in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934 in order to authorize the brokers managing the programs to write covered call options on his behalf.
(4)	Each of Messrs. Ungerman, Payne, Bar-Lev, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans as of December 31, 2011:

Plan	Share reserved	Option and RSUs grants net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	32,000,000	2,257,521	1,175,265	$16.80-$55.62	09/26/2012-6/27/2018	615,020
2005 Israel Equity Incentive Plan	48,000,000	13,864,705	11,610,668	$16.80-$59.59	09/26/2012-10/23/2018	6,952,233
1996 United States Stock Option Plan.	40,847,520	40,847,520	12,098	$22.41-$22.95	5/10/2012-07/24/2012	12,066
1996 Israel Stock Option Plan.	35,622,425	35,622,425	1,639,230	$22.41-$23.19	5/10/2012-09/26/2012	839,229
Zone Labs 1998 Stock Option Plan	2,461,943	2,461,943	1,359	$6.08	02/16/2014	1,359
Employee Stock Purchase Plan	6,000,000	4,269,078
Pointsec Stock Option Plan	488,633	488,633	9,318	$19.45	02/28/2012	9,318

(*)	“Grants net” is calculated by subtracting options expired or forfeited.

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

As of December 31, 2011, we had granted options to purchase an aggregate of 14,677,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which options to purchase 11,675,003 ordinary shares were outstanding on that date. The option exercise prices range between $16.80 and $59.59 per share. As of December 31, 2011, we had granted an aggregate of 3,821,228 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 1,110,930 RSUs were outstanding on that date.

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

1996 United States Stock Option Plan and 1996 Israel Stock Option Plan

As of December 31, 2011, we had outstanding options to acquire an aggregate of 1,651,328 ordinary shares under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan combined. The option exercise prices range between $22.41 and $23.19 per share. We do not issue any more stock options under our 1996 United States Stock Option Plan and 1996 Israel Stock Option Plan.

Zone Labs 1998 Stock Option Plan

In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2011, 2,460,584 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 1,359 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and all the outstanding options are immediately exercisable. The option exercise price is $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

Protect Data Stock Option Plans

In connection with our acquisition of Protect Data in 2007, we assumed all of the outstanding options to purchase shares of Protect Data issued under the Pointsec Mobile Technologies 2003, 2005 and 2006 Stock Option Plans, which were converted into options to purchase 751,769 of our ordinary shares. As of December 31, 2011, we had outstanding options to acquire an aggregate of 9,318 ordinary shares under these plans combined.

The options generally have terms of between five and six years and all the outstanding options are immediately exercisable. The option exercise price for the outstanding options is $19.45 per share. No further stock options can be granted under these plans.

Employee Stock Purchase Plan

In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of December 31, 2011, 4,269,078 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. The ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

The following table shows information as of December 31, 2009, 2010 and 2011, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as of December 31, 2011:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2009		December 31, 2010		December 31, 2011
Gil Shwed	32,763,434	15.1%	31,963,633	14.8%	32,110,792	15.1%
Marius Nacht (3)	19,101,796	9.1%	20,459,486	9.8%	21,214,986	10.3%
FMR LLC (4)	10,756,471	5.2%	17,384,447	8.3%	22,417,978	10.9%
Credit Swiss AG (4)					11,076,059	5.4%

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

(3)	As of December 31, 2009, 2010 and 2011, based on information contained in a Schedule 13G filed by FMR LLC with the Securities and Exchange Commission on February 16, 2010, in a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2011, and in a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2012. The address for FMR LLC is 82 Devonshire Street, Boston Massachusetts 02109.
(4)	As of December 31, 2011, based on information contained in a Schedule 13G filed by Credit Suisse AG with the Securities and Exchange Commission on February 8, 2012. Based on information available to us, as of December 31, 2009 and 2010, Credit Suisse AG did not beneficially own more than 5% of our outstanding ordinary shares. The address for Credit Suisse AG is Uetlibergstrasse 231, P.O. Box 900, CH 8070, Zurich, Switzerland.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2011, there were 186 holders of record of our ordinary shares in the United States, representing approximately 88% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2011, we had employee and payroll accrual for related parties in a total amount of $4.5 million, for the years 2002 through 2007. As of December 31, 2010, the accrual amounted to a total of $4.5 million, for the years 2002 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy. Out of our retained earnings of $3,973 million as of December 31, 2011, approximately $1,737 million are from tax-exempt income because they are attributable to our facilities’ status as Approved Enterprises and Privileged Enterprises under the Law for the Encouragement of Capital Investments, 1959 (the “Law”). Our board of directors has currently resolved not to distribute any dividend from our undistributed tax-exempt income. The undistributed tax-exempt income is currently expected to be essentially permanent by reinvesting.

Legal Proceedings

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

In particular, following audits of our 2002 through 2006 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to our subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,561 million with respect to these five years (this amount includes interest through the respective assessment dates). The Company has appealed the orders relating to all five years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of our current provisions. In addition, the ITA has issued preliminary assessments for 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 197 million with respect to this year, including interest through the assessment date of August 2, 2009. The Company has filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order will be issued.

We are currently named as a defendant in two patent related lawsuits. All of the lawsuits were filed against multiple security vendors and all of the plaintiffs are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. The Company believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.

In 2011 we acquired all of the SofaWare shares so that SofaWare became our wholly-owned subsidiary. As Sofaware became a whole owned subsidiary, all previous existing litigations were settled.

Further, we are the defendant in various other lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While we currently intend to defend the aforementioned matters vigorously. The Company believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.

ITEM 9.	THE OFFER AND LISTING

Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP.”

The following table lists the closing high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2007	$26.57	$20.58
2008	25.58	17.43
2009	34.27	19.74
2010	46.26	29.17
2011	61.17	44.55

2010
First quarter	35.07	31.98
Second quarter	36.23	29.48
Third quarter	36.93	29.17
Fourth quarter	46.26	36.72

2011
First quarter	51.60	44.55
Second quarter	56.85	51.35
Third quarter	61.17	48.78
Fourth quarter	60.17	51.70

Most recent six months

September 2011	57.66	51.83

October 2011	60.17	51.70

November 2011	59.08	52.97

December 2011	55.13	51.97

January 2012	56.56	50.90

February 2012	59.11	57.29

March 2012 (through March 16, 2012)	60.30	57.77

On March 16, 2012, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $61.74 per share.

ITEM 10.	ADDITIONAL INFORMATION

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

Chairman of the Board. Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager. In 2009, our shareholders last authorized Mr. Shwed to serve as both our Chief Executive Officer (general manager ) and Chairman of the board of directors, and this authorization will expire in 2012.

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

Compensation. Under the Israeli Companies Law, the compensation arrangements for officers who are not directors require the approval of the audit committee and the board of directors. The approval of the compensation committee may be substituted for the approval of the audit committee, provided the compensation committee complies with all the requirements prescribed by the Israeli Companies Law regarding composition of the audit committee. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the audit committee is sufficient. Arrangements regarding the compensation of directors require the approval of the audit committee, the board, and the shareholders, in that order.

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

General corporate tax structure in Israel

Israeli companies were subject to corporate tax at the rate of 25% in 2010. Pursuant to tax reform legislation that came into effect in 2005, 2009 and the Law for Adjustment of the Tax Burden (Amended Legislation) – 2011, came into effect in 2012, the corporate tax rate will be reduced to 24% in 2011 and then increase again to 25% from 2012 onward.

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

On April 1, 2005, an amendment to the Investment Law came into effect. The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment provides tax benefits to both local and foreign investors and simplifies the approval process. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement.” This year is the later of (1) the year in which taxable income is first generated by a company, or (2) a year selected by the company for commencement, on the condition that the company meets certain provisions provided by the Investment Law (Year of Election). The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only. Therefore, our two active Approved Enterprises are not subject to the provisions of the amendment.

The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Privileged Enterprise, and our effective tax rate will be the result of a weighted combination of the applicable rates.

Percent of Foreign Ownership	Rate of Reduced Tax	Reduced Tax Period	Tax Exemption Period
0-25%	25%	5 years	2 years
25-49%	25%	8 years	2 years
49-74%	20%	8 years	2 years
74-90%	15%	8 years	2 years
90-100%	10%	8 years	2 years

*	As mentioned above, the corporate income tax was reduced in 2011 to 24% and then increased again to 25% from 2012 onward.

As mentioned above, currently, we have two active Approved Enterprise programs under the Alternative Track of the Investment Law which entitle us to tax benefits. Our four investment programs benefits period have ended and, therefore, are not entitled to tax benefits. Currently, we have three Privileged Enterprise program. We have derived, and expect to continue to derive, a substantial portion of our operating income from our Approved Enterprise and Privileged Enterprise facilities. We are, therefore, eligible for a tax exemption for a limited period on undistributed Approved Enterprise and Privileged Enterprise income, and an additional subsequent period of reduced corporate tax rates ranging between 10% and 25%, depending on the level of foreign ownership of our shares. The tax benefits attributable to our current Approved Enterprises and Privileged Enterprise are scheduled to expire in phases by 2019.

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

The amendment to the Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2011, we repurchased 84,831,728 ordinary shares in a total amount of $2,068,576,492. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deemed-dividend event. See Annual Report (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) and Note 12e to Consolidated Financial Statements for further information regarding our repurchase program.

As a result of the 2005 amendment, tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation. As of December 31, 2011, we generated tax-exempt income in the amount of $ 1,025 million from our Privileged Enterprise.

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

The amendment became effective as of January 1, 2011 and will apply to preferred income produced or generated by a preferred company from the effective date. Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Opting for the new Law will be done on the record date for filing the annual income tax return every year and will apply to the enterprise’s entire income starting from the tax year following the tax year in which the return has been filed and onwards. As of 2011 we have decided not to implement the new law.

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

Employee Stock Options

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee- up to 45% tax in 2010 and Pursuant to 2011 tax reform legislation , 48% in 2012) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options for tax purposes. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options were issued and deposited with the trustee; or

(b) the capital gains tax track through a trustee pursuant to which the optionee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option) upon, the earlier to occur of the transfer of the options or the underlying shares from the trustee to the optionee or the sale of the options or the underlying shares by the trustee. (On the capital profit the optionee is not required to make payments to the National Insurance Institute and health tax.) In this track, on the capital profit, the Company may not recognize expenses pertaining to the options for tax purposes but may do so on the income portion. The options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options were issued and deposited with the trustee (with respect to options granted before January 1, 2006, a period of 30 months commencing from the date of which the options were granted or a period of 24 months commencing from the date of which the options were issued and deposited with the trustee); or

(c) the income tax track without a trustee pursuant to which the optionee pays income tax rate (according to the marginal tax rate of the optionee up to 45% tax in 2011 and 48% in 2012 ) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 20% or 25% (Pursuant to 2011 tax reform legislation , in 2012 the capital tax rate will be 25 % or 30 % on the capital profit) on the capital profit upon the sale of the underlying shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company). However, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise or Privileged Enterprise will be subject to tax in Israel at the rate of 25% (30% in 2012), except that dividends distributed to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20% (25% in 2012).

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

Documents on Display

This report and other information filed or to be filed by us can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

Securities and Exchange Commission

100 F Street, NE

Public Reference Room

Washington, D.C. 20549

For further information on the operation of the public reference room and copy charges, the Securities and Exchange Commission may be contacted at 1-800-SEC-0330.

The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. We intend to post our Annual Report on Form 20-F on our website (www.checkpoint.com) promptly following the filing of our Annual Report on Form 20-F with the Securities and Exchange Commission.

Additionally, documents referred to in this Annual Report on Form 20-F may be inspected at our principal executive offices located at 5 Ha’Solelim Street, Tel Aviv 67897, Israel.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that result primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or in interest rates.

As of December 31, 2011, securities representing 9.3% of our investments portfolios are rated as AAA; securities representing 51.8% of the portfolio are rated as AA; and securities representing 38.1% of the portfolio are rated as A; securities representing 0.8% of the portfolio are rated as BBB.

The table below provides information regarding our investments in cash, cash equivalents, short-term deposits and marketable securities, as of December 31, 2011

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2011
	2012	2013	2014	2015	2016 onwards
	(in thousands)
Government and corporate debentures - fixed interest rates	$509,772	$554,236	$364,992	$135,795	$43,207	$1,608,003	$1,624,095
US Agencies	$40,089	$98,033	$145,953	$49,196	$2,053	$335,324	$337,472
Auction rate securities (*)	—	—	—	—	$6,078	$6,078	$6,078
Government and corporate debentures - floating interest rates	$95,085	$51,898	$46,367	$1,953	$1,944	$197,247	$195,759
Short-term deposits, money market instruments & cash	$716,001	—	—	—	—	$716,001	$716,001

Total	$1,360,947	$704,167	$557,312	$186,944	$53,282	$2,862,652	$2,879,405

(*)	The balance is comprised of two auction rate securities, which have suffered from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, we determined the fair values of these securities with the assistance of third-party valuation specialists. The maturity dates for these securities are between 2012 and 2052.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros, British Pounds, Swedish Krona and Israeli Shekels. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

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

We entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2011, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $34.7 million. These contracts were for a period of up to twelve months. The net gains (losses) recognized in “financial income, net” during 2011 were ($0.242) million.

During 2010 and 2011, we entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros and British Pounds. As of December 31, 2011, the Company had outstanding option contracts in the amount of $16,762. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $ 0.208 million and $0.428 million were recognized when the related expenses were incurred and classified in operating expenses during 2011 and 2010, respectively.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2011 would result in an increase in operating expenses of $22.0 million for the year ended December 31, 2011. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2011, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

In March 2004, our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions. The Code of Ethics is updated from time to time. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 800 Bridge Parkway, Redwood City, California 94065 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees billed to us for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young (“E&Y”) during the years ended December 31, 2010 and 2011 (in thousands):

	Year Ended December 31, 2010		Year Ended December 31, 2011
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$832	79%	$767	78%
Audit-related fees	—	—
Tax fees (2)	224	21%	$213	22%

Total	$1,056	100%	$980	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. In March 2004, our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. The policy was last amended in October 2004. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2009 and 2010, and will receive during 2011 for non-audit services in certain categories.

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

Our board of directors approved eight programs to repurchase ordinary shares. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006, and ended on March 5, 2008, and authorized the repurchase of up to $600 million of our ordinary shares. The fifth program was announced on March 26, 2008, and authorized the repurchase of up to $400 million of our ordinary shares. The sixth program was announced on January 27, 2010, and authorized the repurchase of up to $250 million of our ordinary shares. The seventh program was announced on February 3, 2011, and authorized the repurchase of up to $300 million annually of our ordinary shares following the approval of our consolidated financial statements for the year ended December 31, 2010. The eighth program was announced on February 2, 2012, and authorized the repurchase of up to $300 million annually of our ordinary shares following the approval of our consolidated financial statements for the year ended December 31, 2011.

During 2011, we used $300.0 million to repurchase approximately 5.6 million ordinary shares which were repurchased under the six and seventh programs, as described above. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)
January 1 – January 31	N/A	N/A	N/A	$381,411
February 1 – February 28	1,253,700	$49.32	1,253,700	$319,557
March 1 – March 31	266,195	$49.37	266,195	$306,411
April 1 – April 30	295,400	$53.40	295,400	$290,632
May 1 – May 31	1,045,900	$54.65	1,045,900	$233,463
June 1 – June 30	38,181	$53.72	38,181	$231,411
July 1 – July 31	263,971	$59.41	263,971	$215,725
August 1 – August 31	1,106,634	$54.89	1,106,634	$156,411
September 1 – September 30	N/A	N/A	N/A	$156,411
October 1 – October 31	40,000	$59.16	40,000	$154,044
November 1 – November 30	1,140,506	$56.97	1,140,506	$89,063
December 1 – December 31	141,200	$54.18	141,200	$81,411
Total	5,591,687	$53.64	5,591,687	N/A

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with the NASDAQ requirement that an issuer listed on the NASDAQ Global Select Market have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. Our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. As such, our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-51 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 1996 Israel Stock Option Plan (3)

4.3	Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (4)

4.4	Addendum-Israel to the Check Point Software Technologies Ltd. Restated and Amended 1996 Section 102 Share Option Plan (5)

4.5	Check Point Software Technologies Ltd. 1996 United Stated Stock Option Plan (6)

4.6	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (7)

4.7	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (8)

4.8	Zone Labs, Inc. 1998 Stock Option Plan (9)

4.9	Pointsec Mobile Technologies Inc. 2003 Stock Option Plan (10)

4.10	Pointsec Mobile Technologies Inc. 2005 Stock Option Plan (11)

4.11	Pointsec Mobile Technologies Inc. 2006 Stock Option Plan (12)

4.12	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (13)

4.13	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (14)

8	List of subsidiaries (15)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2011, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 10.3 of Check Point’s Registration Statement on Form F-1 originally filed with the Securities and Exchange Commission on May 31, 1996.
(4)	Incorporated by reference to Exhibit 4.6 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.
(5)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.
(6)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2004.

(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(9)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.
(10)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.
(11)	Incorporated by reference to Exhibit 4.2 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.
(12)	Incorporated by reference to Exhibit 4.3 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 19, 2007.
(13)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(14)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(15)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2011 based on these criteria.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual report on Form 20-F..

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2010 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2012, expressed an unqualified opinion thereon.

Tel-Aviv, Israel April 9, 2012	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL

CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011, and our report dated April 9, 2012, expressed an unqualified opinion thereon.

Tel-Aviv, Israel April 9, 2012	/s/ KOST FORER GABBAY & KASIERER KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2010	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$551,777	$493,546
Short-term deposits	—	222,455
Marketable securities	537,718	643,539
Trade receivables (net of allowances for doubtful accounts and sales reserves of $ 21,170 and $ 16,839 at December 31, 2010 and 2011, respectively)	283,192	357,418
Prepaid expenses and other current assets	44,247	53,045

Total current assets	1,416,934	1,770,003

LONG-TERM ASSETS:
Marketable securities	1,325,451	1,519,865
Property and equipment, net	37,065	36,639
Severance pay fund	6,532	6,052
Deferred tax asset, net	18,122	25,296
Other intangible assets, net	66,765	26,239
Goodwill	717,052	727,875
Other assets	17,381	16,094

Total long-term assets	2,188,368	2,358,060

Total assets	$3,605,302	$4,128,063

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share amounts)

	December 31,
	2010	2011
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$9,927	$3,975
Employee and payroll accruals	80,814	89,988
Deferred revenues	424,158	490,655
Accrued expenses and other liabilities	148,363	177,852

Total current liabilities	663,262	762,470

LONG-TERM LIABILITIES:
Deferred revenues	40,394	61,523
Income tax accrual	169,370	219,469
Deferred tax liability	1,721	1,274
Severance pay	11,224	10,236

	222,709	292,502

Total liabilities	885,971	1,054,972

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2010 and 2011; no shares issued and outstanding at December 31, 2010 and 2011	—	—
Deferred shares, NIS 1 par value, 10 shares authorized at December 31, 2010 and 2011; 1 share issued and outstanding at December 31, 2010 and 2011	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2010 and 2011; 261,223,970 shares issued at December 31, 2010 and 2011; 208,414,687 and 205,892,869 shares outstanding at December 31, 2010 and 2011, respectively	774	774
Additional paid-in capital	580,276	630,508
Treasury shares at cost—52,809,283 and 55,331,101 Ordinary shares at December 31, 2010 and 2011, respectively	(1,306,382)	(1,543,886)
Accumulated other comprehensive income	15,584	12,650
Retained earnings	3,429,079	3,973,045

Total shareholders’ equity	2,719,331	3,073,091

Total liabilities and shareholders’ equity	$3,605,302	$4,128,063

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2009	2010	2011
Revenues:
Products and licenses	$361,633	$444,400	$503,475
Software updates, maintenance and subscriptions	562,784	653,468	743,511

Total revenues	924,417	1,097,868	1,246,986

Operating expenses: *)
Cost of products and licenses **)	61,495	75,426	81,043
Cost of software updates, maintenance and subscriptions **)	43,551	55,721	63,469
Amortization of technology	28,224	32,826	31,171

Total cost of revenues	133,270	163,973	175,683

Research and development	89,743	105,748	110,147
Selling and marketing	220,877	235,301	253,800
General and administrative	56,409	57,244	65,182
Restructuring and other acquisition related costs	9,101	588	—

Total operating expenses	509,400	562,854	604,812

Operating income	415,017	535,014	642,174
Financial income, net	32,058	30,164	39,023
Net gain (impairment net of gains) on sale of marketable securities previously impaired	(1,277)	(785)	2,017

Income before taxes on income	445,798	564,393	683,214
Taxes on income	88,275	111,567	139,248

Net income	$357,523	$452,826	$543,966

Basic earnings per Ordinary share	$1.71	$2.18	$2.63

Diluted earnings per Ordinary share	$1.68	$2.13	$2.54

*) Includes stock-based compensation to employees in the following items:

Cost of products and licenses	$47	$49	$58

Cost of software updates, maintenance and subscriptions	$641	$984	$909

Research and development	$6,649	$7,325	$7,471

Selling and marketing	$5,032	$7,279	$7,888

General and administrative	$18,538	$19,543	$23,509

**) Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total comprehensive income	Total shareholders’ equity
Balance as of January 1, 2009	$774	$503,408	$(1,105,250)	$(4,673)	$2,621,606		$2,015,865

Tax benefit related to exercise of stock options	—	7,502	—	—	—		7,502
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (6,871,250 Ordinary shares net of 43,805 for taxes)	—	(13,943)	107,783	—	(862)		92,978
Treasury shares at cost (7,814,140 Ordinary shares)	—	—	(202,285)	—	—		(202,285)
Stock-based compensation expense related to employees	—	30,907	—	—	—		30,907
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $ (122) tax	—	—	—	104	—	$104	104
Other than temporary impairment, net of $ 611 tax	—	—	—	2,523	—	2,523	2,523
Unrealized gain on marketable securities, net of $ 4,805 tax	—	—	—	14,601	—	14,601	14,601
Net income	—	—	—	—	357,523	357,523	357,523

Total comprehensive income						$374,751

Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Unrealized gain on marketable securities, net of $ 4,039 tax				$12,555

Accumulated other comprehensive income as of December 31, 2009				$12,555

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders’ equity
Balance as of December 31, 2009	$774	$527,874	$(1,199,752)	$12,555	$2,978,267		$2,319,718

Tax benefit related to exercise of stock options	—	4,763	—	—	—		4,763
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (4,965,581 Ordinary shares net of 61,149 shares for taxes)	—	12,459	93,370	—	(2,014)		103,815
Treasury shares at cost (5,650,169 Ordinary shares)	—		(200,000)	—			(200,000)
Stock-based compensation expense related to employees		35,180	—	—	—		35,180
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $(244) tax	—	—	—	(974)	—	$(974)	(974)
Other than temporary impairment, net of $126 tax	—	—	—	659	—	659	659
Unrealized gain on marketable securities, net of $988 tax	—	—	—	3,344	—	3,344	3,344
Net income	—	—	—		452,826	452,826	452,826

Total comprehensive income						$455,855

Balance as of December 31, 2010	$774	$580,276	$(1,306,382)	$15,584	$3,429,079		$2,719,331

Unrealized gain on marketable securities, net of $ 4,909 tax				$15,584

Accumulated other comprehensive income as of December 31, 2010				$15,584

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Retained earnings	Total comprehensive income	Total shareholders’ equity
Balance as of December 31, 2010	$774	$580,276	$(1,306,382)	$15,584	$3,429,079	—	$2,719,331
Tax benefit related to exercise of stock options	—	7,956	—	—	—	—	7,956
Acquisition of non-controlling interest in Sofaware	—	(6,556)	—	—	—	—	(6,556)
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (3,069,869 Ordinary shares, net of 52,431 shares for taxes)	—	8,997	62,496	—	—	—	71,493
Treasury shares at cost (5,591,687 Ordinary shares)	—	—	(300,000)	—	—	—	(300,000)
Stock-based compensation expense related to employees	—	39,835	—				39,835
Comprehensive income, net of tax -
Reclassification adjustments to income on marketable securities, net of $298 tax	—	—	—	(374)	—	(374)	(374)
Gain on sale of marketable securities previously impaired, net of $363 tax	—	—	—	(1,654)	—	(1,654)	(1,654)
Unrealized loss on marketable securities, net of $372 tax	—	—	—	(681)	—	(681)	(681)
Unrealized loss on forward contracts				(225)		(225)	(225)
Net income	—	—	—	—	543,966	543,966	543,966

Total comprehensive income						$541,032

Balance as of December 31, 2011	$774	$630,508	$(1,543,886)	$12,650	$3,973,045		$3,073,091

Unrealized gain on marketable securities and forward contracts, net of $ 3,876 tax				$12,650

Accumulated other comprehensive income as of December 31, 2011				$12,650

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income	$357,523	$452,826	$543,966
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	8,885	6,890	7,620
Amortization of premium and accretion of discount on marketable securities, net	8,414	14,428	28,092
Net gain (impairment net of gains) on sale of marketable securities previously impaired	1,277	785	(2,017)
Realized gain on sale of marketable securities, net	1,896	(974)	(672)
Amortization of intangible assets	50,653	51,876	43,925
Stock-based compensation	30,907	35,180	39,835
Deferred income taxes, net	(11,386)	(11,674)	(11,552)
Decrease (increase) in trade receivables, net of allowances for doubtful accounts and sales reserves	(11,256)	536	(73,674)
Decrease (increase) in prepaid expenses and other current assets and other assets	1,285	(5,742)	(4,917)
Increase (decrease) in trade payables	(2,405)	789	(5,999)
Increase in employees and payroll accruals	20,163	13,647	8,988
Increase in accrued expenses and other liabilities	63,026	97,178	90,384
Increase in deferred revenues	46,006	37,649	87,487
Excess tax benefit from stock-based compensation	(7,502)	(4,763)	(7,956)
Increase (decrease) in accrued severance pay, net	(379)	(55)	(546)

Net cash provided by operating activities	557,107	688,576	742,964

Cash flows from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	(58,787)	(13,957)	(15,060)
Proceeds from maturity of marketable securities	427,660	605,725	820,365
Proceeds from sale of marketable securities	27,006	44,096	23,655
Investment in marketable securities	(1,002,305)	(1,090,416)	(1,173,398)
Investment in short-term deposits	26,302	—	(222,455)
Purchase of property and equipment	(4,283)	(4,910)	(7,195)

Net cash used in investing activities	(584,407)	(459,462)	(574,088)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from financing activities:

Proceeds from issuance of shares under stock purchase plan and upon exercise of options	92,978	103,815	71,493
Acquisition of non-controlling interest in Sofaware	—	—	(6,556)

Purchase of treasury shares at cost	(202,285)	(200,000)	(300,000)
Excess tax benefit from stock-based compensation	7,502	4,763	7,956

Net cash used in financing activities	(101,805)	(91,422)	(227,107)

Increase (decrease) in cash and cash equivalents	(129,105)	137,692	(58,231)
Cash and cash equivalents at the beginning of the year	543,190	414,085	551,777

Cash and cash equivalents at the end of the year	$414,085	$551,777	493,546

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$55,440	$59,945	$63,593

Supplemental disclosures of non cash financing and investing activities

Net change in unrealized gain (loss) on marketable securities	$22,521	$3,899	$(3,741)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively, the “Company” or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware and software products and subscriptions, by offering network security, data security and management solutions for enterprise networks and service providers.

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

b.	During 2011, 2010 and 2009, approximately 35% of the Company’s revenues were derived from the same two channel partners, 18% from one channel partner and 17% from the other. Trade receivable balances from these two channel partners aggregated $ 114,801 and $ 132,127 as of December 31, 2010 and 2011, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to accounts receivable and sales allowances, fair values of financial instruments, fair values and useful lives of intangible assets, fair values of stock-based awards, deferred taxes and income tax uncertainties, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such deposits are stated at cost which approximates market values.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities is below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “ net gain (impairment net of gains) on sale of marketable securities previously impaired ” in the statement of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During 2009 and 2010, other-than-temporary impairment, net of gain on sale of marketable securities previously impaired, amounted to $ 1,277 and $ 785, respectively. The amount in 2009 includes a loss of $ 3,134 and a gain of $ 1,857 on sale of securities previously impaired. During 2011 a gain of $ 2,017 on sale of securities previously impaired was recorded. See further details in Note 4.

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

Property and equipment are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2009, 2010 and 2011, no impairment losses have been recorded.

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

Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. For each of the three years in the period ended December 31, 2011, no impairment losses have been identified.

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

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2009, 2010 and 2011, no impairment loss was recorded.

In determining the fair values of long-lived assets for purpose of measuring impairment, the Company’s assumptions include those that market participants will consider in valuations of similar assets.

i.	Business combinations:

The Company accounts for business combinations in accordance with ASC No. 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. The ASC also requires the fair value of acquired in-process research and development (“IPR&D”) to be recorded as an indefinite life intangible asset (subject to impairment) until the research and developments efforts are either completed or abandoned, and restructuring and acquisition-related costs to be expensed as incurred. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and acquired income tax positions are to be recognized in earnings.

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

The Company derives its revenues mainly from products, licenses, combined hardware and software products, software updates and maintenance and subscriptions. The Company’s products are generally integrated with software that is essential to the functionality of the equipment. The Company sells its products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end-users. The Company also sells its products directly to end users primarily through its web site.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-14, Certain Arrangements That Include Software Elements, (amendments to FASB ASC Topic 985, Software) (“ASU 2009-14”) and ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (amendments to FASB ASC Topic 605, Revenue Recognition) (“ASU 2009-13”). ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The amendment

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified after January 1, 2011. This guidance does not generally change the units of accounting for the Company’s revenue transactions. Most products and services qualify as separate units of accounting and the revenue is recognized when the applicable revenue recognition criteria are met. While certain of the Company’s bundled products are now accounted for following ASC 605, the impact of the adoption of these standards was immaterial.

As a result of the adoption of ASU 2009-14, starting January 1, 2011 the Company applies ASC No. 605, “Revenue Recognition” to products that include software updates and maintenance and subscription. Revenues from these bundled arrangements are separated into their various elements following ASU 2009-13 and are recognized for each element when persuasive evidence of an arrangement exists, the product or software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met.

The Company’s revenue recognition policies provide that when a sales arrangement contains multiple elements, such as software and non-software components that function together to deliver the product’s essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available.

The Company applied software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all transactions entered into prior to January 1, 2011 involving the sale of software products and hardware products that include software and to all software arrangements since January 1, 2011. Product and software license revenue is recognized when persuasive evidence of an arrangement exists, the software license has been delivered, there are no uncertainties surrounding product acceptance, there are no significant future performance obligations, the license fees are fixed or determinable and collection of the license fee is considered probable. For hardware transactions where software is essential to the functionality of the appliance, the Company did not separate the license fee and did not apply separate accounting guidance to the hardware and software elements. Fees for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due from the customer or are actually collected, provided that all other revenue recognition criteria have been met.

As required by ASC 985-605, the Company determined the value of the arrangement components (the delivered elements) of its multiple-element arrangements using the residual method when VSOE of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement, The Company’s support offerings include multiple services to customers primarily telephone access to technical support personnel and hardware support services. Subscription includes other security solutions sold as a service or annuity. Revenues from software updates, maintenance and subscriptions are recognized ratably over the term of the agreement.

The Company determines the fair value of software updates and maintenance based on the renewal prices charged for such services. The Company offers several levels of services, classified by services offered, response time, and availability. The Company has defined classes of customers, based on the total gross value of licensed software and hardware products the customer purchased from the Company. The Company prices renewals for each service level and each class of customer as a fixed percentage of the total gross value of licensed software and hardware products the customer purchased. The Company determines the fair value of subscription based on the renewal prices charged for such services. The renewal prices are based on the Company’s price list.

For products the Company determined the selling price by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices including discounting, margin objectives, and competition. The determination of the estimated selling price (ESP) is made through consultation with and approval of management.

Deferred revenues represent mainly the unrecognized revenue billed for licensed software blades (subscription), unspecified software updates, maintenance and support. Such revenues are recognized ratably over the term of the related agreement.

The Company records a provision for estimated sales returns, stock rotations and other rights granted to customers on product and service related sales in the same period the related revenues are recorded in accordance with ASC 605 or ASC 985-605. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 14,074 and $ 10,117 as of December 31, 2010 and 2011, respectively.

l.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and license fees paid to third parties.

Cost of software updates, maintenance and subscriptions is comprised of cost of post-sale customer support and license fees paid to third parties.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying value of deposited funds in respect to the severance liability for services prior to January 1, 2007, includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay has replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. Effective from January 1, 2007, the Company increased its contribution to the deposited funds to cover the full amount of the employee’s monthly salary for each year of service.

Severance expenses for the years ended December 31, 2009, 2010 and 2011, were $ 4,037, $ 4,053 and $ 4,823, respectively.

n.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 16,500 per year (and an additional amount of $ 5,500 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2009, 2010 and 2011, the Company’s match amounted to $ 848, $ 904 and $ 991, respectively.

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

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Advertising expenses:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011, were $ 1,400, $ 3,098 and $ 2,918, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

The Company’s cash and cash equivalents, short-term deposits and marketable securities are held mainly by the Company’s Singaporean subsidiary, the U.S. subsidiary and Check Point Ltd., are invested in dollar and dollar-linked investments, and are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear low risk.

The Company’s marketable securities consist of investment-grade corporate bonds, U.S. government agency securities and sovereign bonds. The Company’s investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts amounted to $ 7,096 and $ 6,722 as of December 31, 2010 and 2011, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts.

Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 2,052, $ 97 and $ 702 in 2009, 2010 and 2011, respectively. Total write offs during 2009, 2010 and 2011 amounted to $ 274, $ 1,575 and $1,076 respectively.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2010 and 2011, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 187,676 and $ 34,676, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). The net gains (losses) recognized in “financial income, net” during 2009 2010 and 2011 were $6,048 $ 10,848 and ($240), respectively.

During 2010 and 2011, the Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros and British Pounds. As of December 31, 2011, the Company had outstanding option contracts in the amount of $16,762 and none were outstanding as of December 31, 2010. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $ 208 and $428 were recognized when the related expenses were incurred and classified in operating expenses during 2011 and 2010, respectively.

s.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 8,386,309, 1,147,378 and 1,342,904 for 2009, 2010 and 2011, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock-options awards and whereas the fair value of restricted stocks awards is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected term of options granted is based upon historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected life of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The fair value of options granted in 2009, 2010 and 2011 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2009	2010	2011
Expected volatility	35.00%	30.54%	29.59%
Risk-free interest rate	2.61%	1.63%	2.04%
Dividend yield	0.0%	0.0%	0.0%
Expected term from vesting date (years)	3.62	2.97	3.81

Employee Stock Purchase Plan
Expected volatility	46.90%	20.20%	23.94%
Risk-free interest rate	0.31%	0.16%	0.14%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

u.	Fair value of financial instruments:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Treasury stock:

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

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The currently available option to disclose the components of other comprehensive income within the statement of stockholders’ equity will no longer be available. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of the standard will have no impact on our financial position or results of operations, but will result in a change in the presentation of our basic consolidated financial statements. The Company is still evaluating whether to present other comprehensive income in a single continuous statement of comprehensive income or in two separate but consecutive statements.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, codified in ASC 820 “Fair Value Measurement”. The guidance requires an entity to provide a consistent definition of fair value to ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance to have a material impact on its financial statements.

In September 2011, the FASB amended the guidance on the annual testing of goodwill for impairment. The amended guidance will allow companies to assess qualitative factors to determine if it is more likely than not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Company’s financial statements.

NOTE 3:- ACQUISITIONS

a.

On April 14, 2009, the Company completed the acquisition of the security appliance business of Nokia Corporation (“Nokia”). Prior to the completion of the acquisition, Check Point had collaborated with

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- ACQUISITIONS (Cont.)

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

	Fair value	Useful life
Customer relationships (1)	$11,909	2 years
Core technology (2)	20,058	3 years
In-Process research and development (3)	2,741
Backlog	1,280	0.5 years
Trade names (4)	956	3 years

Total intangible assets	$36,944

(1)	Customer relationships represent the underlying relationships and agreements with Nokia’s installed customer base.

(2)	Core technology represents a combination of Nokia processes, patents and trade secrets related to the design and development of its products. This proprietary know-how can be leveraged to develop new technology and improve the Company’s products.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- ACQUISITIONS (Cont.)

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

During the second quarter of fiscal year 2009, the Company approved a plan to restructure certain operations of Nokia to eliminate redundant costs resulting from the acquisition and improve efficiencies in operations. The restructuring charges recorded were based on a restructuring plan that has been committed to by management.

The total restructuring and other acquisition related costs of $ 9,101 consisted mainly of employee severance costs in the amount of $ 7,700 out of which $ 7,237 was paid during 2009. The remaining balance was paid in 2010. Also included are excess facilities obligations through fiscal 2010 and other acquisition costs.

The following unaudited condensed combined pro forma information for the year ended December 31, 2009, gives effect to the acquisition of Nokia as if the acquisition had occurred on January 1, 2008. The pro forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisitions been consummated on that date, nor does it purport to represent the results of operations for future periods. For the purposes of the pro forma information, the Company has assumed that net income includes additional amortization of intangible assets related to the acquisition of $ 2,738 in 2009, and related tax effects.

Year ended December 31, 2009
Unaudited
Revenues (*)	$971,993

Net income	$368,788

Basic earnings per share	$1.76

Diluted earnings per share	$1.74

(*)	Nokia revenues prior to the acquisition date were denominated in currencies other than the US dollar; such revenues were re-measured into US dollars in accordance with ASC 830.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2010				2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$313,939	$2,372	$(85)	$316,226	$504,749	$3,534	$(237)	$508,046
Government-sponsored enterprises	142,496	504	(100)	142,900	40,088	238	—	40,326
Government and corporate debentures - floating interest rate	78,505	97	(10)	78,592	95,086	129	(48)	95,167

	$534,940	$2,973	$(195)	$537,718	$639,923	$3,901	$(285)	$643,539

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2010				2011
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$990,454	$18,421	$(1,731)	$1,007,144	$1,103,254	$14,854	$(2,058)	$1,116,050
Government-sponsored enterprises	189,085	1,366	(552)	189,899	295,235	2,061	(151)	297,145
Government and corporate debentures - floating interest rate	120,206	297	(85)	120,418	102,161	160	(1,729)	100,592
Auction rate securities (*)	7,990	—	—	7,990	6,078	—	—	6,078

	$1,307,735	$20,084	$(2,368)	$1,325,451	$1,506,728	$17,075	$(3,938)	$1,519,865

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2010
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$195,784	$(1,816)	$—	$—	$195,784	$(1,816)
Government-sponsored enterprises	122,574	(649)	4,999	(3)	127,572	(652)
Government and corporate debentures - floating interest rate	58,632	(47)	15,834	(48)	74,467	(95)

	$376,990	$(2,512)	$20,833	$(51)	$397,823	$(2,563)

	December 31, 2011
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$267,326	$(2,225)	$27,490	$(69)	$294,816	$(2,294)
Government-sponsored enterprises	131,540	(151)	—	—	131,540	(151)
Government and corporate debentures - floating interest rate	66,426	(1,634)	14,741	(144)	81,167	(1,778)

	$465,292	$(4,010)	$42,231	$(213)	$507,523	$(4,223)

(*)	The balance in 2010 was comprised of four auction rate securities, which have suffered from failed auctions since September 2007. During 2011 two of these securities were sold. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, the Company determines the fair values of these securities with the assistance of third- party valuating specialists (see Note 5).

As of December 31, 2010 and 2011, interest receivable amounted to $ 15,324 and $ 16,352, respectively, and is included within other current assets in the balance sheets.

During 2011 the Company did not recognize any other-than-temporary loss and recognized a gain of $ 2,017 on sale of auction rate securities that were impaired in 2010. The other-than-temporary loss recognized in earnings during 2010 was $ 785 relating to auction rate securities.

The Company recognized in 2009 other-than-temporary impairment in a total amount of $ 3,134 related to its auction rate securities loss and a gain of $ 1,857 on sale of marketable securities that were impaired in 2008.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- MARKETABLE SECURITIES (Cont.)

The Company may recognize additional losses in the future should the market prospects of the issuers of these securities continue to deteriorate.

NOTE 5:- FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents, short-term deposits, marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Cash equivalents, short-term deposits, and marketable securities, except investments in auction rate securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. Investments in auction rate securities are classified within Level 3 because they are valued using valuation techniques. Some of the inputs to these models are unobservable in the market and are significant.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$303,780	$—	$—	$303,780
Marketable securities:
Government and corporate debentures - fixed interest rate	—	1,624,096	—	1,624,096
Government-sponsored enterprises	—	337,471	—	337,471
Government and corporate debentures - floating interest rate	—	195,759	—	195,759
Auction rate securities	—	—	6,078	6,078
Foreign currency derivative contracts	—	(351)	—	(351)

Total financials assets	$303,780	$2,156,975	$6,078	$2,466,833

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2011. The Company’s Level 3 instruments consist of Auction Rate Securities classified as available-for-sale with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in shareholders’ equity.

Fair value measurements using significant unobservable inputs (Level 3):

Auction rate securities
Balance at January 1, 2010	$8,775
Unrealized losses included in earning (other than temporary impairment)	(785)

Balance at December 31, 2010	7,990
Securities sold during 2011	(1,912)

Balance at December 31, 2011	$6,078

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2011
Cost:
Computers and peripheral equipment	$55,475	$58,779
Office furniture and equipment	5,379	5,728
Building	32,907	33,863
Leasehold improvement	4,389	4,466

	98,150	102,836
Accumulated depreciation and amortization	61,085	66,197

Property and equipment, net	$37,065	$36,639

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- PROPERTY AND EQUIPMENT, NET (Cont.)

During 2010 and 2011, the Company recorded a reduction of $ 1,719 and $ 2,050, respectively, to the cost and accumulated depreciation of fully depreciated equipment no longer in use.

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill as of December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011
Goodwill, beginning of year	$708,458	$717,052
Acquisitions	8,594	10,823

Goodwill, end of year	$717,052	$727,875

b.	Other intangible assets, net

Net other intangible assets consisted of the following:

	Useful life	December 31,
		2010	2011
Original amount:
Core technology	2 - 8	$141,819	$43,748
Trademarks and Trade names	3 - 20	26,476	26,476
Customer relationship	2 - 6	67,127	68,597

		235,422	238,821

Accumulated amortization:
Core technology		106,565	137,736
Trademarks		7,175	9,070
Customer relationship		54,917	65,776

		168,657	212,582

Other intangible assets, net:
Core technology		35,254	6,012
Trademarks		19,301	17,406
Customer relationship		12,210	2,821

		$66,765	$26,239

The estimated future amortization expense of other intangible assets as of December 31, 2011 is as follows:

2012	$7,029
2013	3,020
2014	2,142
2015	2,023
Thereafter	12,025

$26,239

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:- EMPLOYEE AND PAYROLL ACCRUALS

As of December 31, 2010 and 2011, employee and payroll accruals include a total amount of $ 4,542 and $ 4,512, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2010	2011
Income taxes payable	$54,794	$72,673
Accrued products and licenses costs	28,341	27,582
Current deferred tax liability, net	8,679	6,362
Marketing expenses payable	7,564	11,834
Legal accrual	19,445	21,978
Purchase commitment to subcontractors	5,415	6,815
Accrued expenses	24,125	30,608

	$148,363	$177,852

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements that expire between 2011 and 2015. Certain of these agreements have immaterial free rent payment provisions. The Company recognizes rent expense under such arrangements on a straight-line basis. The Company leases vehicles under standard commercial operating leases.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2011, were as follows:

2012	$2,675
2013	1,744
2014	1,117
2015	63

$5,599

Rent expenses for the years ended December 31, 2009, 2010 and 2011, were $ 7,068, $ 6,193 and $ 5,950, respectively.

b.	Litigation:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

In particular, following audits of the Company’s 2002 through 2006 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging its positions on several issues, including matters

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

such as the usage of funds earned by its approved enterprise for investments outside of Israel, deductibility of employee stock options expenses, percentage of foreign ownership of its shares, taxation of interest earned outside of Israel and deductibility of research and development expenses. The largest amount in dispute relates to the treatment of financial income on cash that is held and managed by its wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 1,561 million with respect to these five years (this amount includes interest through the respective assessment dates). The Company has appealed the orders relating to all five years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued preliminary assessments for 2007 in which it demanded the payment of additional taxes in the aggregate amount of NIS 197 million with respect to this year, including interest through the assessment date of August 2, 2009. The Company has filed objections to these assessments and the ITA is currently conducting a re-examination. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order will be issued.

The Company is currently named as a defendant in two patent related lawsuits. All of the lawsuits were filed against multiple security vendors and all of the plaintiffs are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. The Company currently intends to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition. The Company believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.

In 2011 the Company acquired all of the SofaWare shares so that SofaWare became our wholly-owned subsidiary. As Sofaware became a whole owned subsidiary, all previous existing litigations were settled.

Further, we are the defendant in various other lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While the Company intends to defend the aforementioned matters vigorously. The Company believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME

a.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2010	2011
Beginning balance	$132,908	$169,370
Additions for prior year tax positions	20,616	19,679
Additions for current year tax position	15,846	30,420

Ending balance	$169,370	$219,469

As of December 31, 2011, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

During the years ended December 31, 2009, 2010 and 2011, the Company recorded $ 8,239, $ 10,695 and $ 13,587, respectively for interest expense related to uncertain tax positions. As of December 31, 2010 and 2011, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 34,438 and $ 48,025 respectively, which is included within income tax accrual on the balance sheets.

Domestically, the Israeli Tax Authorities (“ITA”) issued an order with respect to income tax returns of the Company for years 2002 through 2006. The ITA has issued a preliminary assessment with respect to 2007 tax year under which it demanded the payment of additional taxes in the aggregate amount of NIS 197 million with respect to this year (assessment received on August 2, 2009) including interest as of the assessment date. The Company appealed such assessment. The ITA is currently conducting a re-examination; there can be no assurance that the ITA will accept the companies positions on the matters raised and in such an event an order will be issued (see Note 10b).

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the Company’s tax years are subject to examination by the U.S. federal and most U.S. state tax authorities.

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

b.	Israeli taxation:

1.	Tax laws applicable to the Israeli subsidiary:

Taxable income of the Israeli subsidiary is subject to the Israeli corporate tax at the rate as follows: 2010 - 25%, 2011 - 24%. In December 5, 2011 the “Knesset” (Israeli Parliament) passed a law for changing the tax burden (the Law), which cancel, among others, the graduate reduction in the rates of the Israeli corporate tax. In addition the Israeli corporate tax will increase to 25% starting in 2012. Accordingly the real capital gains tax will increase to 25%.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME (Cont.)

A company that obtained an Approved Enterprise approval may have elected to forego the entitlement to grants and apply for an alternative package of tax benefits (the “Alternative Package”). Under the Alternative Package, undistributed income from the Approved Enterprise operations is fully tax exempt (the “tax holiday”) for a defined period and is subject to reduced tax for an additional defined period.

On April 1, 2005, an amendment to the Law came into effect (the “Amendment”) and has significantly changed the provisions of the Law (the “Old Law”). Generally, investment programs of Check Point Ltd. that have already obtained approval for an Approved Enterprise by the Israeli Investment Center will continue to be subject to the Old Law’s provisions. On the Alternative Package, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Old Law so that companies are no longer required to obtain Investment Center approval in order to qualify for tax benefits. Such an enterprise is a “Privileged Enterprise”, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the “Year of Commencement”. This year is the later of: (1) the year in which taxable income is first generated by the company, or (2) the Year of Election. The Year of Election for the Company’s first Privileged Enterprise is 2006.

New legislation amending the Investment Law was adopted. The amendment was effective as of January 1, 2011 and applies to preferred income produced or generated by a preferred company from the effective date. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the current law’s incentives, which are limited to income from Approved Enterprises during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted. Under the transition provisions of the new legislation, a Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Opting for the new Law will be done on the record date for filing the annual income tax return every year and will apply to the enterprise’s entire income starting from the tax year following the tax year in which the return has been filed and onwards. As of December 31, 2011 Check Point Ltd. have decided not to implement the new law.

Check Point Ltd. has been granted the status of Approved Enterprises, under the Law, in six investment programs (the “Programs”). Out of the Programs, the Company’s benefit period related to its four investment programs ended, therefore, the Company’s income attributed to these investment programs is not entitled to tax benefits. For all of such Approved Enterprises, the Company has elected the Alternative Package.

The Company’s income attributed to the Approved Enterprise and Privileged Enterprise under the alternative package is tax exempt for a period of two years and is subject to a reduced corporate tax rate of 10%-25% for an additional period of five to eight years, based on the percentage of foreign investment.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME (Cont.)

As of December 31, 2011, Check Point Ltd. has elected the status of Privileged Enterprise, under the Amendment, for its seventh eighth and ninth plans.

The tax benefits attributable to the Company’s current Approved and Privileged Enterprises are scheduled to expire in phases by 2019.

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

The amendment to the Investment Law treats repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2011, the Company repurchased 84,831,728 of its Ordinary shares in a total amount of $ 2,068,576. The Company’s retained earnings attributed to taxable income are higher than the total amount used for the repurchase of the shares and therefore should not trigger a deemed-dividend event. For further information about the Company’s repurchase program refer to Note 12e.

Out of the Company’s retained earnings as of December 31, 2011, $ 713,007 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced corporate tax rate applicable to such profits (between 10%-25%), and an income tax liability of up to $ 163,617 would be incurred as of December 31, 2011.

In addition, as a result of the amendment, tax-exempt income attributed to Privileged Enterprises, will subject the Company to taxes upon distribution in any manner including complete liquidation. As of December 31, 2011, the Company had $ 1,024,198 tax-exempt income attributed to its Privileged Enterprise plan. In case of distribution or complete liquidation of the Company, it would be taxed at the reduced corporate tax rate between 10%-25% and an income tax liability of up to $ 163,655 would be incurred as of December 31, 2011.

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

NOTE 11:- TAXES ON INCOME (Cont.)

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

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Undistributed earnings amounted to $ 93,443 as of December 31, 2011. The Company’s board of directors has determined that the Company will not distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2010 and 2011, the Company’s deferred taxes were in respect of the following:

	December 31,
	2010	2011
Carry forward tax losses	$266,011	$253,699
Deferred revenues	3,479	3,862
Employee stock based compensation	14,472	15,105
Accrued employees costs	4,614	5,317
Reserves and allowances	3,174	2,751
Fixed assets	6,055	1,405
Marketable Securities amortization	1,242	3,202
Intangible assets	3,406	7,218
Tax credits	10,980	12,462

Deferred tax assets before valuation allowance	313,433	305,021
Valuation allowance	(273,481)	(262,456)

Deferred tax asset	39,952	42,565

Intangible assets	(16,842)	(7,878)
Unrealized gains on marketable securities, net	(4,909)	(3,876)
Other	(603)	(509)

Deferred tax liability	(22,354)	(12,263)

Deferred tax asset, net	$17,598	$30,302

Domestic:
Current deferred tax asset, net	$524	$3,198
Non-current deferred tax asset, net	10,974	14,616
Current deferred tax liability, net	—	(1,452)

	11,498	16,362

Foreign:
Current deferred tax asset, net	9,352	9,444
Current deferred tax liability, net	(8,679)	(4,910)
Non-current deferred tax asset, net	7,148	10,680
Non-current deferred tax liability	(1,721)	(1,274)

	6,100	13,940

	$17,598	$30,302

Current deferred tax asset, net, is included within other current assets in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME (Cont.)

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss and research and development tax credit. ASC No. 718 prohibits recognition of a deferred tax asset for excess tax benefits due to stock option exercises that have not yet been realized through a reduction in income tax payable. All net operating loss carry forward relate to excess tax deductions from stock options which have not yet been realized. Such unrecognized deferred tax benefits will be accounted for as a credit to additional paid-in-capital, if and when realized. The Company has recorded a valuation allowance for the research and development credit carry forward due to uncertainties about whether it will be able to utilize these assets before they expire. The net change in the valuation allowance primarily relates to stock option benefits and was accounted for as a credit to additional paid-in-capital.

Through December 31, 2011, the U.S. subsidiaries had a U.S. federal loss carry forward of approximately $ 654 million resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income up to 20 years, expiring before 2024. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2011, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $ 665 million, which expire between fiscal 2012 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2011, the U.S. subsidiaries had research and development tax credits of approximately $ 10 million, which expire between fiscal 2019 and fiscal 2028 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised of the following:

	Year ended December 31,
	2009	2010	2011
Domestic	$421,471	$540,402	$655,486
Foreign	24,327	23,991	27,728

	$445,798	$564,393	$683,214

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2009	2010	2011
Current	$99,661	$123,241	$150,800
Deferred	(11,386)	(11,674)	(11,552)

	$88,275	$111,567	$139,248

Domestic	$85,626	$110,318	$134,242
Foreign	2,649	1,249	5,006

	$88,275	$111,567	$139,248

Domestic taxes:
Current	$88,398	$112,475	$138,686
Deferred	(2,772)	(2,157)	(4,444)

	85,626	110,318	134,242

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2009	2010	2011
Foreign taxes - US:
Federal taxes:
Current	7,166	6,608	7,809
Deferred	1,281	(792)	748

	8,447	5,816	8,557

State taxes:
Current	977	1,243	1,061
Deferred	423	(52)	819

	1,400	1,191	1,880

Other international locations:
Current	3,120	2,915	3,245
Deferred	(10,318)	(8,673)	(8,676)

	(7,198)	(5,758)	(5,431)

Total foreign taxes	2,649	1,249	5,006

Taxes on income	$88,275	$111,567	$139,248

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate applicable and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2009	2010	2011
Income before taxes as reported in the statements of income	$445,798	$564,393	$683,214

Statutory tax rate in Israel	26%	25%	24%
Decrease in taxes resulting from:
Effect of “Approved and Privileged Enterprise” status (*)	(13%)	(8%)	(6%)
Foreign exchange (see note h below)	1%	—	—
Stock based compensation - nondeductible expense	1%	1%
Others, net	5%	2%	2%

Effective tax rate	20%	20%	20%

(*) Basic earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.27	$0.20	$0.21

Diluted earnings per share amounts of the benefit resulting from the “Approved and Privileged Enterprise” status	$0.27	$0.20	$0.20

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- TAXES ON INCOME (Cont.)

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

During 2009, 2010 and 2011, employees purchased 478,231, 433,940 and 374,050 Ordinary shares at average prices of $ 19.19, $ 24.97 and $ 34.14 per share, respectively.

As of December 31, 2011, 1,730,922 Ordinary shares were available for future issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2009, 2010 and 2011, the Company recognized $ 3,061, $ 2,940 and $ 3,400, respectively, of compensation expense in connection with the ESPP.

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

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

ratification of the new plans by its shareholders in September 2005, the Company stopped issuing stock options under the plans approved in 1996.

Under the Company’s 2005 equity incentive plans (the “2005 Plans”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans. In addition to granting stock options, since 2006, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 2005 Plans. The Company does not record compensation expenses for performance based awards for which the grantees did not reach the performance targets. RSUs vest over a four year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

Under the 2005 Plans, the Company’s non-employee directors receive an automatic annual option grant.

Under the terms of the 2005 Plans, options to purchase 50,000,000 Ordinary shares were reserved for issuance (increasing by 5,000,000 Ordinary shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2011, 60,995,465 Ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2011, 12,785,933 options and RSUs were outstanding under the 2005 Plans, 1,651,328 options were outstanding under the plans approved in 1996, 1,359 were outstanding under the Zone Labs plan and 9,318 were outstanding under the Pointsec Plan.

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands			Weighted average exercise price
	2009	2010	2011	2009	2010	2011
Outstanding at beginning of year	21,582	16,601	14,192	$20.97	$23.12	$23.85
Granted	1,845	2,139	2,125	$25.86	$30.69	$52.92
Exercised	(6,039)	(4,062)	(2,324)	$16.40	$24.15	$22.83
Expired	(591)	(470)	(602)	$23.31	$26.57	$26.97
Forfeited	(196)	(16)	(54)	$19.60	$21.95	$27.89

Outstanding at December 31,	16,601 *)	14,192	13,337	$23.12	$23.85	$28.50

Exercisable at December 31,	10,469	8,695	8,429	$22.86	$22.09	$24.21

*)	As of December 31, 2011, approximately 13.2 million options were outstanding and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

	Year ended December 31, 2011
	Options	Aggregate intrinsic value
	In thousands
Outstanding at beginning of year	$14,192	$318,075
Granted	2,125	N/A
Exercised	(2,324)
Forfeited	(656)	N/A

Outstanding as of December 31,	$13,337	$321,753

Exercisable as of December 31,	$8,429	$239,032

The following table summarizes information relating to RSUs, as well as changes to such awards during 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011
	Number in thousands
Outstanding at beginning of year	1,398	1,612	1,254
Granted	755	371	389
Vested	(398)	(530)	(425)
Forfeited	(143)	(199)	(107)

Outstanding as of December 31,	1,612	1,254	1,111

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2009, 2010 and 2011 were $ 23.87, $ 36.43 and $ 51.89, respectively.

The options outstanding as of December 31, 2011, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price $	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
			$			$
6.08-6.08	1	2.13	6.08	1	2.13	6.08
16.80-16.80	2,200	1.58	16.80	2,200	1.58	16.80
18.56-22.95	447	3.30	21.71	153	2.48	21.64
23.19-23.65	3,951	1.81	23.44	3,112	2.06	23.50
24.01-26.47	2,225	4.13	25.25	1,625	4.08	25.11
26.77-29.49	1,965	5.37	29.12	825	5.46	29.41
32.31-35.79	399	5.22	34.83	87	5.22	34.87
43.95-46.01	49	5.98	45.00	6	5.86	43.95
51.98-59.59	2,100	6.38	53.00	420	6.39	53.05

6.08-59.59	13,337	3.57	28.50	8,429	2.92	24.21

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of options granted for the years ended December 31, 2009, 2010 and 2011, with an exercise price equal to the market value at the date of grant were $ 9.98, $ 9.09 and $ 17.04, respectively.

As of December 31, 2011, the Company had approximately $ 81,473 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock awards, expected to be recognized over four years.

e.	Since 2003, the Company’s board of directors approved seven programs to repurchase Ordinary shares for a total of $ 2,150,000. The first through fifth programs were announced between 2003 and 2008. The sixth program was announced on January 27, 2010, and as of December 31, 2011, is still in effect, and authorizes the repurchase of up to $ 250,000 of its Ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

The repurchase programs have no time limit and may be suspended from time to time or discontinued. Under the above programs, the Company repurchased during 2009, 2010 and 2011 approximately 7.81, 5.65 and 5.59 million shares, respectively, at a total cost of $ 202,285, $ 200,000 and $ 300,000, respectively. The average purchase price per share during 2009, 2010 and 2011 was $ 25.89, $ 35.38 and $ 53.65, respectively. Such purchases of ordinary shares are accounted for as treasury stock and result in a reduction of shareholders’ equity. As of December 31, 2011, there is approximately $ 80,105 remaining out of the $ 300,000 authorized under the seventh share repurchase program authorized in 2011. The eighth program was announced on February 2, 2012, and authorized the repurchase of up to $ 300,000 million annually of our ordinary shares following the approval of our consolidated financial statements for the year ended December 31, 2011.

Through December 31, 2011, the Company reissued 29,704,017 of its repurchased ordinary shares in consideration for the exercise of stock options and restricted shares by employees and for shares issued under the ESPP.

NOTE 13:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2009	2010	2011
Net income	$357,523	$452,826	$543,966

Weighted average Ordinary shares outstanding (in thousands)	209,371	208,106	206,917

Dilutive effect:
Employee stock options and RSUs (in thousands)	2,837	4,827	7,005

Diluted weighted average Ordinary shares outstanding (in thousands)	212,208	212,933	213,922

Basic earnings per Ordinary share	$1.71	$2.18	$2.63

Diluted earnings per Ordinary share	$1.68	$2.13	$2.54

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

The following presents total revenues for the years ended December 31, 2009, 2010 and 2011, and long-lived assets as of December 31, 2010 and 2011, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2009	2010	2011
Americas, principally U.S.	$398,367	$479,692	$553,843
Europe	380,101	440,620	488,632
Asia, Middle-East and Africa	145,949	177,556	204,511

	$924,417	$1,097,868	$1,246,986

2.	Long-lived assets:

	December 31,
	2010	2011
U.S.	$205,422	$202,461
Israel	86,577	92,610
Sweden	528,002	494,895
Rest of the world	881	787

	$820,882	$790,753

b.	Financial income, net:

	Year ended December 31,
	2009	2010	2011
Financial income:
Interest income	$41,346	$53,567	$68,351
Realized gain on sale of marketable securities	—	974	672
Foreign currency re-measurement gain and others	2,061	—	14

	43,407	54,541	69,037

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	8,414	14,428	28,092
Foreign currency re-measurement loss	—	2,808	—
Realized loss on sale of marketable securities	1,896	—	—
Others	1,039	7,141	1,922

	11,349	24,377	30,014

	$32,058	$30,164	$39,023

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

Date: April 9, 2012