Form 20-F
period 2012-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2013-03-19
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.

Commission file number 000-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

5 Ha’Solelim Street, Tel Aviv 67897, Israel

(Address of principal executive offices)

John Slavitt, Esq.

General Counsel

Check Point Software Technologies, Inc.

959 Skyway Road, Suite 300

San Carlos, CA 94070 U.S.A.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2012. 199,028,983 ordinary shares, NIS 0.01 nominal value.

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

Forward-Looking Statements

Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding trends related to our business and our expectations, beliefs, intentions or strategies regarding the future. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements also include, but are not limited to, statements in (i) “Item 4 – Information on Check Point” regarding our belief as to, among other things, and (ii) “Item 5 – Operating and Financial Review and Prospects” regarding, among other things, our expectations regarding our business and the markets in which we operate and into which we sell products, future amounts and sources of our revenue, our ongoing relationships with our current and future customers and channel partners, our future costs and expenses, the adequacy of our capital resources, share repurchases by us, and dividend payments by us. Forward-looking statements involve risks, uncertainties and assumptions, and our actual results may differ materially from those predicted. Many of these risks, uncertainties and assumptions are described in the risk factors set forth in “Item 3 – Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F, are based on information available to us on the date of the filing. We undertake no obligation to update or revise any of the forward-looking statements after the date of the filing, except as required by applicable law.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with United States generally accepted accounting principles (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2008 to 2012. The selected consolidated statement of income data for the years 2010, 2011 and 2012, and the selected consolidated balance sheet data at December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008, 2009 and 2010, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$808,490	$924,417	$1,097,868	$1,246,986	1,342,695
Operating expenses (*):
Cost of revenues	92,609	133,270	163,973	175,683	159,161
Research and development	91,629	89,743	105,748	110,147	111,911
Selling and marketing	214,439	220,877	235,301	253,800	255,345
General and administrative	53,313	56,409	57,244	65,182	69,743
Restructuring and other acquisition related costs	—	9,101	588	—	—
Total operating expenses	451,990	509,400	562,854	604,812	596,160
Operating income	356,500	415,017	535,014	642,174	746,535
Financial income, net	40,876	32,058	30,164	39,023	40,332
Net gain (impairment net of gains) on sale of marketable securities previously impaired (**)	(11,221)	(1,277)	(785)	2,017	—
Income before taxes on income	386,155	445,798	564,393	683,214	786,867
Taxes on income	62,189	88,275	111,567	139,248	166,867
Net income	$323,966	$357,523	$452,826	$543,966	$620,000
Basic earnings per ordinary share	$1.51	$1.71	$2.18	$2.63	$3.04
Shares used in computing basic earnings per ordinary share	214,361	209,371	208,106	206,917	203,918
Diluted earnings per ordinary share	$1.50	$1.68	$2.13	$2.54	$2.96
Shares used in computing diluted earnings per ordinary share	216,668	212,208	212,933	213,922	209,170

(*)	Including pre-tax charges for amortization of intangible assets and stock based compensation in the following items:

Amortization of intangible assets
Cost of products and licenses	$24,554	$28,224	$32,826	$31,171	$3,982
Selling and marketing	12,428	22,429	16,309	12,754	3,046
Research and development	—	—	2,741	—	—

Stock-based compensation
Cost of products and licenses	$48	$47	$49	$58	$68
Cost of software updates, maintenance and subscriptions	684	641	984	909	761
Research and development	5,037	6,649	7,325	7,471	8,594
Selling and marketing	6,855	5,032	7,279	7,888	9,677
General and administrative	19,703	18,538	19,543	23,509	26,187

(**)	The year ended December 31, 2008 includes a write down of $11.2 million of marketable securities. The year ended December 31, 2009 includes a write down of $3.1 million related to auction rates securities, net of a $1.8 million gain on the sale of marketable securities that were written down in 2008. The year ended December 31, 2010 includes a write down of $0.8 million of marketable securities. The year ended December 31, 2011 includes a gain of $ 2.0 million related to our marketable securities that were previously impaired. In 2012, no other-than-temporary impairment was recorded.

	December 31,
	2008	2009	2010	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$791,976	$648,944	$753,672	$1,007,533	$1,053,724
Total assets	2,593,616	3,069,594	3,605,302	4,128,063	4,552,393
Shareholders’ equity	2,015,865	2,319,718	2,719,331	3,073,091	3,346,309
Capital stock	504,182	528,648	581,050	631,282	693,986

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

In 2012, economies around the world, particularly in Europe, and financial markets, remained volatile as a result of a multitude of factors, including adverse credit conditions, intermittent slower economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns and other factors. During this period, many companies limited their expenditures and a significant portion of such companies have remained reluctant to increase expenditures. If challenging economic conditions continue or worsen, it may cause our customers to again reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc. (acquired by Dell Inc.), Palo Alto Networks, Inc., WatchGuard Technologies, Inc., McAfee, Inc. (acquired by Intel Corporation), Sourcefire, Inc. and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, International Business Machines Corporation, Hewlett-Packard and Websense Inc. with respect to specific products that we offer. There are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

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

If our products fail to protect against attacks and our customers experience security breaches, our reputation and business could be harmed

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2010, 2011 and 2012, we derived approximately 59%, 58% and 55%, respectively, of our sales from our ten largest distributors. In each of 2010 and 2011, two distributors accounted for approximately 18% and 17% of our sales. In 2012, these two distributors each accounted for approximately 16% of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

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

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products, as well as related revenues from software updates, maintenance and subscriptions. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance and subscriptions represent an additional revenue source. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

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

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures, including the General Public License. If we have improperly used, or in the future improperly use software that is subject to such licenses with our products, in such a way that our software becomes subject to the General Public License, we may be required to disclose our own source code to the public. This could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and impact our business, results of operations and financial condition.

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

In particular, following audits of the Company’s 2002 through 2007 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging the Company’s positions on several issues, including matters such as the tax consequences of investment outside of Israel of funds earned by it, deductibility of expenses attributed to employee stock options, percentage of foreign ownership of its shares which might influence the tax benefits derived from its approved enterprises, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary and deductibility of research and development expenses. A significant amount in dispute relates to the treatment of financial income on cash that is held and managed by the Company’s wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 2,819 million (approximately $755 million) with respect to these six tax years (this amount includes interest through December 31, 2012). The Company has appealed the orders relating to all six years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued tax assessments for the 2008 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 254 million (approximately $68 million) with respect to this year, including interest through December 31, 2012. The Company expects to file objections to these assessments. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order for the 2008 tax year will be issued.

We are also currently named as a defendant in two patent related lawsuits and have filed for a declaratory judgment in another patent related case. All of the plaintiffs or adversaries are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition.

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

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. As noted above, we are currently named as a defendant in two patent related lawsuits and have filed for a declaratory judgment in another patent related case. In addition, third-parties have in the past sent us correspondence regarding their intellectual property and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

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

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, new SEC regulations, new amendments to the Israeli Companies Law and NASDAQ Global Select Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. For example, many provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act are currently in the process of being implemented through regulatory action. The implementation of these laws and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and the report of an independent registered public accounting firm on the Company’s internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2012, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2012, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2012. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

Also, our reliance on third-party manufacturers and foundries exposes us to the risk that certain minerals and metals that originated in the Democratic Republic of Congo or an adjoining country, known as “conflict minerals,” are contained within our products. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC adopted new disclosure requirements for public companies using conflict minerals in their products. Under these rules, we are required to perform due diligence, disclose and report our efforts to prevent the sourcing of such conflict minerals. As a result of these new rules, we expect to incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the conflict minerals that may be used in our products. Moreover, the implementation of these new requirements could adversely affect the sourcing, availability, and pricing of materials used in the manufacture of our products to the extent that there may be only a limited number of suppliers offering “conflict free” metals that can be used in our products. There can be no assurance that we will be able to obtain such metals in sufficient quantities or at competitive prices. We may also encounter customers who require that all of the components of our products be certified as conflict free. If we are not able to meet customer requirements, such customers may choose to not purchase our products, which could impact our sales and the value of portions of our inventory.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2013, our directors and executive officers owned approximately 23.3% of the voting power of our outstanding ordinary shares, or 26.3% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2013. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $3,295.4 million as of December 31, 2012. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested primarily in fixed-income securities and is affected by changes in interest rates which continue to be low. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. In a low or declining interest rate environment, borrowers may seek to refinance their borrowings at lower rates and, accordingly, prepay or redeem securities we hold more quickly than we initially expected. This action may cause us to reinvest the redeemed proceeds in lower yielding investments. Any significant decline in our financial income or the value of our investments as a result of the low interest rate environment, falling interest rates, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2012, would have increased by $13.3 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2012, we incurred approximately 39% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2012, we entered into forward contracts to hedge against some of the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2012, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $100.9 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations that have not been effect in full by our hedging strategy.

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel, the hostilities between Israel and Hezbollah and between Israel and Hamas, the conflict between Hamas and Fatah, as well as tensions between Israel and Iran, have also heightened these risks, including extensive hostilities in November 2012 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Israel. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

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

For the year ended December 31, 2012, our effective tax rate was 21%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Check Point develops, markets and supports a wide range of products and services for IT security. We offer our customers an extensive portfolio of network security, endpoint security, data security and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways, and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time security updates.

Check Point was an industry pioneer with our FireWall-1 and our patented Stateful Inspection technology. Check Point has recently extended its IT security innovation with the development of our Software Blade architecture. Our dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be customized to meet the security needs of any organization or environment.

Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners worldwide. Check Point customers include tens of thousands of businesses and organizations of all sizes, including all Fortune 100 companies. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2012 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

This Annual Report on Form 20-F is available on our web site. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 959 Skyway Road, Suite 300 San Carlos, CA 94070, U.S.A., Tel.: 650-628-2050, email: ir@us.checkpoint.com.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel: 213-627-8252.

Industry Background

Several key factors and trends affect enterprise security. These factors and trends are set forth below.

Continuing Evolution of Threats and Attacks. The continuing evolution of threats and attacks on IT systems is a major factor driving the need for enterprise security. These threats use technology, the Internet and deception to acquire sensitive information and to disrupt business operations. For example, in May 2012, a sophisticated, modular suite of malicious software known as “Flame” was uncovered, which had been in use since at least early 2010. This malware was used for cyber-espionage and data exfiltration in several Middle Eastern countries, including Iran, Israel, Sudan, Syria, Lebanon, Saudi Arabia and Egypt. The “hactivist” group, Anonymous, also continues to disrupt business operations by launching denial of service attacks and exfiltrating sensitive data from multiple organizations around the world. Some of the organizations targeted by Anonymous include the Vatican, the Boston police department, Interpol and the U.S. Bureau of Justice.

Increased Data Privacy and Compliance Regulation. The mounting number of governmental regulations around the world on data privacy and compliance is also impacting enterprise security. Enterprises need to put in place data security technologies to prevent violations of applicable laws regarding data privacy and protection and to avoid experiencing data loss or data theft, which could cause enterprises to suffer reputational harm and governmental sanctions, fines and penalties. Vast amounts of confidential and personal data was stolen in 2012. Examples include the theft of 1.7 gigabytes of sensitive U.S. Bureau of Justice Statistics; 3.3 million bank account numbers from various banks and 3.8 million tax returns from the South Carolina Department of Revenue; and the login information for all members of the U.S. Navy’s Smart Web Move website and the Department of Homeland Security worker identification credential website. In 2012, hundreds of data breaches were publicly reported, and we believe that many more were unreported or undiscovered.

Growth in Remote Connectivity. Another factor driving the need for enterprise security is the proliferation of smartphones and the growing number of people who work remotely and conduct their activities over mobile devices. Whether remote or mobile, workers need constant connectivity to the enterprise network. The need for increased connectivity has, in turn, expanded the need to safeguard and manage the access to information available over IT networks and to secure sensitive information contained on connected systems. In addition, remote and mobile users are seeking to access private enterprise networks and information. As a result, the malware targeting those devices has significantly increased. For example, in 2012, malware targeting the Android platform significantly increased, which we attribute to the increased adoption of mobile devices based on the Android platform.

Cloud Computing. Cloud computing, or Internet-based computing, whereby shared servers provide resources, software and data storage to computers and other devices on demand, is another trend that is driving the need for enterprise security across on-premise and in-the-cloud infrastructure. The most common form of cloud computing, known as virtualization, appeals to enterprises as a way to streamline and consolidate their IT infrastructure while reducing costs. New virtual environments and public and private clouds jeopardize enterprises’ overall security posture if they are not deployed within the appropriate security infrastructure.

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

Growing Complexity in the IT Network. Another key trend affecting IT security is the complexity of deploying, managing and monitoring the many technologies needed to fully secure the enterprise IT network. Each security solution comes with its own management console and requires specific training, stretching IT department resources. Integrated security solutions are sought in an effort to keep the security infrastructure simple to manage yet flexible enough to make changes. In 2012, the integration and support of employee-owned computers, tablets, and smartphones (commonly called “Bring Your Own Device”) continued to emerge as a significant challenge for IT support personnel.

Check Point’s Vision for Security

Check Point’s vision is to secure the Internet. As the Internet has evolved and advanced, it has created increased functionality for Internet users and simultaneously provided opportunities for more sophisticated and varied methods of attack. This evolution has driven the need for more comprehensive computer security. In response, organizations have added layers of security to their existing infrastructure, multiplying the number of disparate point solutions that they deploy in an attempt to achieve a higher level of protection. Unfortunately, while adding new solutions, enterprises also create more IT infrastructure complexity, leaving them with a nearly unmanageable environment. Check Point’s answer to this challenge is to redefine security and enable enterprises to address major security challenges with a strong security platform that elevates simplicity as a top priority and helps organizations align security with their business goals. Check Point’s 3D Security, redefines security as a business process that will allow enterprises to achieve the required level of security while streamlining operations and educating employees and users on corporate security policy. Check Point 3D Security combines policy, people and enforcement for stronger protection across all layers of security – network, endpoint, applications and data. With 3D Security, enterprises will be able to implement a blueprint for security that goes beyond technology to ensure the integrity of all information security within the network.

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

Product Offerings

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “Software Blades” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), data loss prevention (DLP), antivirus, policy management, event analysis, or multi-domain management. The new architecture allows customers to select the exact security they need from a library of Software Blades, and to combine these blades into a single, centrally-managed solution. Customers can easily extend their security solutions by adding new Software Blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console.

In 2012, we introduced Check Point ThreatCloud™, the first collaborative network to fight cybercrime that gathers threat data from an innovative worldwide network of threat sensors and distributes threat intelligence to security gateways around the globe. With over 250 million addresses analyzed for bot discovery, 4.5 million malware signatures and 300,000 infected sites, Check Point ThreatCloud powers new Anti-Bot and enhanced Antivirus Software Blades by feeding threat updates directly to customers’ gateways, enabling them to enforce pre-emptive protection against advanced threats, such as bots, Advanced Persistent Threats (APTs), and other forms of sophisticated malware.

Check Point also released Check Point GAiA™, a unified secure platform for all Check Point appliances, open servers and virtual gateways that combines the best of Check Point legacy operating systems IPSO and Secure Platform to help customers consolidate their security infrastructure and simplify their management.

In 2012, Check Point also introduced a Virtual Appliance for Amazon Web Services. The new offering provides customers Check Point security services that can be deployed to protect their infrastructure in the Amazon Cloud.

In 2012, Check Point also introduced a new line of Check Point DDoS Protector appliances to combat denial of services attacks. The Check Point DDoS Protector appliance line safeguards organizations by blocking all major attack types such as network floods, server floods and application layer DoS attacks, as well as low-and-slow attacks.

The optional Security Acceleration Module further boosts firewall performance and reduces throughput latency to sub-5 microseconds, making it an ideal candidate for securing latency-sensitive, transitional-oriented networks, such as the trading networks for financial services companies.

1. Network security gateway Software Blades and appliances

Our wide range of network security gateways allows our customers to implement their security policies on network traffic between internal networks and the Internet, as well as between internal networks and private networks that are shared with partners. These gateways are available as either appliances or as software solutions, providing customers with a broad range of deployment options and the ability to customize the configuration to best meet their security needs.

Our security gateway product line includes the following offerings to secure traffic and optimize performance:

Software Blades:

•

Firewall Software Blade – Inspects traffic as it passes through security gateways, classifying it based on various criteria, such as source and destination of connection, protocol, services and application used. This provides a means to allow, block and log each connection based on the enterprise’s security policy. Our firewall technology is based on several key differentiated technologies, including the patented Stateful Inspection technology, which allows flexible and programmable classification of network traffic.

•

Intrusion Prevention System (IPS) Software Blade – Monitors the network for malicious or unwanted traffic and is designed to be able to detect and block “known” and “unknown” attacks on the network or system. Our IPS Software Blade is supported by online security update services that provide the latest defense mechanisms, including “signatures” for the most recent attacks.

•

Data Loss Prevention Software Blade – Pre-emptively protects sensitive information – regulatory, confidential and proprietary – from unintentional loss by combining technology and processes. Introduced in 2010, its unique UserCheck™ technology brings a human factor to DLP by empowering users to remediate incidents in real-time while educating them on DLP policies. The included MultiSpect™ technology creates a data classification engine to assist in preventing inadvertent data loss.

•	Application Control Software Blade – Enables enterprises to identify, allow, block or limit usage of thousands of Web 2.0 applications and leverages Check Point AppWiki, one of the world’s largest application libraries with over 90,000 Web 2.0 widgets and more than 4,500 Internet applications, including social networking, instant messaging and media streaming. Introduced in 2010, it allows enterprises to benefit from a unique combination of technology, user awareness with UserCheck™ and broad application control.

•

Mobile Access Software Blade – Allows corporate applications to safely and easily connect to the Internet with smartphones, iPhones, tablets, iPads or PCs. It provides enterprise-grade remote access via SSL VPN, allowing a simple, safe and secure connectivity to email, calendar, contacts and corporate applications. Users can easily download the Check Point Mobile App on their smartphone free of charge, get an activation code from their administrator and start to access their corporate resource safely. We launched the Check Point Mobile Access Software Blade in 2010.

•

Anti-Bot Software Blade – Helps businesses discover, stop and prevent bot damage. The Anti-Bot Software Blade features Check Point’s Multi-tier ThreatSpect™, a unique bot detection engine that analyzes traffic on every gateway and discovers bots by correlating multiple risk factors, such as botnet patterns, remote operator hide-outs and attack behaviors. When a bot is identified, the solution prevents damage by immediately blocking communication between infected hosts and remote operators. The Anti-Bot Software Blade is powered by ThreatCloud.

•

Virtual Private Networks (VPNs) Software Blade – Provides the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as laptops and other mobile devices) and the enterprise network.

•

Antivirus Software Blade – Enables customers to restrict access to malware-infested websites and prevents unknown virus infections from invading a customer’s network through the use of real-time virus signatures and anomaly-based protections from ThreatCloud. This version delivers over 300 times more signatures than previous versions.

•

Anti-Spam and Email Security Software Blade – Provides comprehensive protection for an enterprise’s messaging infrastructure. A multi-dimensional approach protects the email infrastructure, provides highly accurate spam protection, and defends organizations from a wide variety of virus and malware threats delivered within email. Continual updates through a Check Point software update service help to intercept threats before they spread.

•

Web Security Software Blade – Protects users and enterprises by restricting access to an array of potentially dangerous sites and content, blocking inappropriate Web surfing to over 20 million URLs. Content profiles are updated continually through a Check Point software update service.

•

Advanced Networking & Clustering Software Blade – Simplifies network security deployment and management within complex and highly utilized networks, while maximizing network performance and security in multi-Gbps environments. Built on top of the Software blades architecture, the Advanced Networking & Clustering blade provides advanced routing, multicast support, QOS, ISP redundancy, Load Balancing, and Security Acceleration technologies.

•

URL Filtering Software Blade – Integrates with Application Control to allow unified enforcement and management of all aspects of web security. URL Filtering provides optimized web control through full integration in the gateway to prevent bypass through external proxies, an integration of policy enforcement with Application Control for full Web and Web 2.0 protection, and empowers and educates users on web usage policy in real time with embedded Check Point UserCheck technology. We launched a new version of the Check Point URL Filtering Software Blade in 2011.

Most of our products are sold as predefined bundles of “Software Blades.” These systems are offered as “appliances” that include hardware and software directly from Check Point or software only which runs on Check Point-provided operating systems or open servers. Security Software Blades that are sold as a service, including the IPS, antivirus and anti-malware, anti-spam and email security, Web security, DLP and application control are recognized as part of our Software Blades, maintenance and services revenues.

Appliances: 2012 Models (replacing Power-1 Appliances, IP Series Appliances and UTM-1 Appliances):

•

2200 Appliance – The Check Point 2200 Appliance offers enterprise-grade security with leading performance in a compact desktop form factor. With its multi-core technology and six 1-gigabit Ethernet ports, the 2200 Appliance is capable of securing any branch office or small office.

•

4000 Appliances – With four models (4200, 4400, 4600 and 4800), the 4000 Appliances offer complete and integrated security solutions in a compact 1U form factor. Delivering firewall throughput up to 11 Gbps and IPS throughput up to 6 Gbps, these enterprise-grade appliances deliver superior performance for their class.

•

12000 Appliances – With three models (12200, 12400 and 12600), the 12000 Appliances feature multi-core security technology and high port density, are ideally suited for perimeter security of large network environments as well as business-critical internal network segments. High business continuity and serviceability are delivered through features such as hot-swappable redundant power supplies/disk drives, a lights-out-management remote management card, and High-Availability features such as Check Point ClusterXL and Load-Sharing.

•

21000 Appliances – With two models (21400 and 21600), the 21000 Appliances offer superior scalability, availability and serviceability with high performance and high port density. Optimized for the Check Point Software Blade Architecture, the 21000 Appliances improve security performance, protect business continuity and reduce operational costs in complex, mission-critical security environments such as large campuses, data centers or managed service providers.

•

61000 Security System – The Check Point 61000 Security System is an industry-leading security appliance, offering scalable performance for data centers and telecommunication companies. This appliance is based on a multi-bladed hardware platform that is capable of delivering an industry-leading firewall throughput of 200 Gbps in a single gateway. Even more, the ability to support 70 million concurrent connections and 600,000 sessions per second brings high performance to multi-transaction environments.

•

Safe@Office and UTM-1 Edge N Series Appliances – Provides tightly integrated security and networking features, such as Gigabit Ethernet supporting high-performance networking capabilities and seamless 3G and wireless connectivity supporting the latest IEEE 802.11n Wi-Fi standards. The target market for these new appliances is small, home and branch offices.

Virtualization and Cloud Computing:

Virtualization and Cloud Computing are the most prominent trends in the datacenter and IT industry. Another related trend is the use of shared computing services to outsource certain IT functions, including through cloud computing. Check Point has multiple offerings to address the new security challenges for these environments. Check Point Security solutions also adopt virtualization to consolidate up to 250 physical Check Point gateways into a single high performance hardware platform.

•

Virtual Systems and VSX – Check Point Virtual Systems and VSX deliver virtualized security gateways for network security, enabling enterprises to consolidate multiple security gateways in a single hardware system and to secure multiple environments and deliver infrastructure consolidation. The Check Point Virtual Systems solution is supported on any Check Point Appliance as well as open servers. This virtualized gateway solution has been available since the introduction of VSX in 2002. Check Point Virtual Systems release was introduced in 2012.

•

Security Gateway Virtual Edition (VE) – Check Point Security Gateway VE protects dynamic virtualized environments from both internal and external threats by securing virtual machines and applications. Security Gateway Virtual Edition provides hypervisor-level security for traffic between guests on a shared server and enables the deployment of a Check Point security gateway within the VMware virtualized deployments. It provides comprehensive security based on Software Blade architecture fully integrated in the dynamic virtualized environment. VE was released in late 2008.

•

Virtual Appliance for Amazon Web Services – Check Point Virtual Appliance for Amazon Web Services enables customers to extend their security in the Amazon cloud with the full range of protections using Check Point Software Blades. This security gateway for virtual environments in the Amazon Cloud is easy to deploy through Amazon marketplace and prevents network attacks and data breaches while enabling secure connectivity in dynamic cloud computing environments. Check Point Virtual Appliance for Amazon Web Services was released and launched in early January 2012.

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

•	Full Disk Encryption (FDE) Software Blade – Fully encrypts all data stored on a PC, so that unauthorized parties cannot read any data even if they get physical access to the disk drive.

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

•	Network Policy Management Software Blade – Provides comprehensive network security policy management via Smart Dashboard, a single, unified console.

•	Endpoint Policy Management Software Blade – Enables central deployment, management, monitoring and enforcement of security policy for all endpoint devices across any sized organization.

•	Logging & Status Software Blade with Smart Log – Delivers comprehensive and usable information in the form of logs for searching, accessing and sorting big data collections.

•	Monitoring Software Blade – Provides a complete view of network and security performance, enabling fast response to changes in traffic patterns and security events.

•	Management Portal Software Blade – Extends a browser-based view of security policies to outside groups, such as support staff, while maintaining central policy control.

•

User Directory Software Blade – Enables Check Point gateways to leverage directory servers (LDAP) based user information stores, eliminating the risks associated with manually maintaining and synchronizing redundant data stores.

•	IPS Event Analysis Software Blade – Provides a complete IPS event management system providing situational visibility, easy to use forensic tools, and reporting.

•	Smart Provisioning Software Blade – Provides centralized administration and provisioning of Check Point security devices via a single management console.

•	Smart Workflow Software Blade – Delivers a formal process of policy change management that helps administrators reduce errors and enhance compliance.

•	Smart Reporter Software Blade – Presents vast amounts of security and network data in graphical, easy-to-understand reports.

•	Smart Event Software Blade – Turns security information into action with centralized, real-time security event correlation and management for Check Point security gateways and third-party devices.

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

Our Software Blades run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for gateway and management offerings. Check Point offers integrated solutions that are sold and serviced jointly with key partners including Hewlett-Packard Company, Crossbeam Systems Inc. and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Apple iOS, Microsoft Windows Mobile, Linux, and Android.

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

•

Application Intelligence – Application Intelligence provides a set of advanced capabilities that prevents the exploitation of vulnerabilities in business applications, including vulnerabilities in the application code, communication protocols and the underlying operating system.

•

Security Management Architecture (SMART) – SMART is a core component of our unified security architecture. It enables our customers to configure and manage security policies from a central administrative point. This technology enables the definition and ongoing management of security policies for enterprises of all sizes. This object-oriented architecture maps real-world entities, such as networks and users, to graphical representations that can be manipulated in a database. Integrated monitoring and reporting tools improve the manageability of the system by providing administrators with real-time information on the state of network and security systems. These tools also provide longer term trending information that is useful for periodic security management tasks, such as security audits.

•

Security and Network Traffic Enforcement – Our Security and Network Traffic Enforcement is based on our Stateful Inspection technology, which allows for dynamic packet-filtering by using our INSPECT Engine to extract state-related information from all applications and evaluate subsequent network connection based on this extracted information to enable better security decisions. To extract the state-related information, our INSPECT engine scans all incoming and outgoing traffic at security enforcement points. These are typically located at the network perimeter as security gateways, on critical servers, or inside the network, dividing the network into separate segments. We have developed a broad range of technologies that can be implemented by our INSPECT engine. For example, Stateful Inspection firewalls provide a security measure against port scanning, by closing all ports until the specific port is requested. In addition, third party technologies can be implemented through our Open Platform for Security (OPSEC) framework.

•

Check Point ThreatCloud – ThreatCloud provides a dynamic, innovative global network of threat sensors, which invites organizations to share threat data and collaborate in the fight against modern malware. Customers can choose to collaborate by feeding ThreatCloud their own threat data and can receive incoming protection updates through their security gateways with enriched threat intelligence. When new bots or malware threats are identified on an organization’s network, the malware identifier – such as the IP address, URL or DNS – is sent to the ThreatCloud and an update is distributed to their peers and customers around the world in a matter of seconds. ThreatCloud also includes other sources of threat data from the company’s install base of security gateways, Check Point research and industry malware feeds.

•

Secure Platform GAiA – Check Point GAiA™ is the unified cutting-edge secure operating system for all Check Point Appliances, open servers and virtualized gateways. GAiA combines the best features from IPSO and Secure Platform into a single unified OS providing greater efficiency and robust performance. With the support of the full suite of Software Blades, customers will benefit from improved connection capacity and the full breadth and power of Check Point security technologies by adopting GAiA.

•

ClusterXL – ClusterXL provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption.

•

CoreXL – CoreXL enables the intelligent balancing of security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention.

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

•

TrueVector – TrueVector is a patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security of PCs. TrueVector stops attempts to send confidential data to unauthorized parties by malicious software, such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications, while blocking network connections by untrusted applications.

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

•

Hybrid Detection Engine (HDE) – HDE utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic and is a key component of the IPS Software Blade. These techniques include the following: signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network; protocol analysis to validate that the traffic construct meets the expected standards; anomaly detection to identify instances where network traffic exhibits abnormal characteristics; OS fingerprinting to determine the OS type of the traffic destination, which ensures proper receipt and processing; multi-element correlation to detect widespread illicit activity launched from the same source address; dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network; as well as other techniques to deliver comprehensive network protection.

•

Intrusion Prevention with Confidence Indexing – Confidence Indexing reduces the occurrence of false positives by enabling a more granular prevention policy, which allows exploits to be blocked, without the concern of blocking critical business traffic. To accomplish this task, the IPS Software Blade determines a level of confidence that a certain traffic flow is an attack. This analysis uses several data points for every network traffic flow.

•

SSL Inspection – SSL Inspection scans and secures SSL encrypted traffic passing through the gateway. When traffic is passed through, the gateway decrypts the traffic with the sender’s public key, inspects and protects, then re-encrypts, sending the newly encrypted content to the receiver.

•

Mobile Access Technologies – Our Mobile Access Technologies are a set of technologies that include a Web Portal, endpoint compliance checks, a Secure Workspace, DynamicID™ SMS authentication and client applications that provide enterprise-grade remote access via both Layer-3 VPN and SSL VPN to email, calendar, contacts and corporate applications over the Internet with Smartphones, tablets or PCs.

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

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2010	2011	2012
Category of Activity:	(in thousands)
Products and licenses	$444,400	$503,475	$505,280
Software updates, maintenance and subscriptions	653,468	743,511	837,415

Total revenues	$1,097,868	$1,246,986	$1,342,695

Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and Marketing

We sell through a wide network of channel partners, including distributors, resellers, value-added resellers, system integrators and managed services providers. Our agreements with these channel partners are non-exclusive. Although we work directly with our customers in pre-sales, almost all of our enterprise sales are to our channel partners and not directly to our end users. Most of our sales to the consumer market are either direct, via our Web sites or through retail stores.

We use various marketing activities and tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising, online search optimization and telemarketing campaigns. In addition, in order to encourage trials of our products, we provide current and prospective customers with limited-in-time software evaluation licenses. We have strategic relationships with various hardware and software partners, including vendors providing server, workstation, appliance and networking products. These include Crossbeam Systems Inc., Dell Inc., Hewlett-Packard Co., IBM, Microsoft Corporation, Siemens AG and Fujitsu.

As of December 31, 2012, we had 1,427 employees dedicated to sales and marketing, customer service and support.

Support and Services

We operate a worldwide technical services organization which provides a wide range of services including the following: (i) technical customer support programs and plans, such as Enterprise Based Support (“EBS”) and Collaborative Enterprise Support (“CES”) both of which have several available levels; and to a lesser extent (ii) certification and educational training on Check Point products; and (iii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning and security implementation.

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide, 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2012, we had 364 employees dedicated to customer service and support.

Our channel partners generally provide customers with installation, training, maintenance and support, while we provide our high-level technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support. In addition, because of the increased demand for our portfolio of security gateway appliances, from small office locations to telco grade and capacity infrastructure platforms, we have expanded our technical support offerings around the world. This includes same and next business day replacements, on-site support availability and device pre-configuration. We have also added new ThreatCloud Managed Security Services and Incident Response. These new services are focused on helping our partners and customers address evolving threat landscapes.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture, named the Check Point Software Blade Architecture, that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to respond to the rapidly changing threat landscape through the provision of services, such as network perimeter protections, protection against cyber-threats, data protection for today’s mobile environments, web security and security for managed enterprise endpoints. Our technology also centrally manages all of these layers and solutions. We develop most of our new products internally and also expect to leverage the products and technologies we have acquired. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $105.7 million in 2010, $110.1 million in 2011 and $111.9 million in 2012. These amounts include stock-based compensation in the amount of $7.3 million in 2010, $7.5 million in 2011 and $8.6 million in 2012. As of December 31, 2012, we had 968 employees dedicated to research and development activities and quality assurance.

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

We have 34 U.S. patents, over 19 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies, Inc.	United States of America (Delaware)

Check Point Software (Canada) Technologies Inc.	Canada

Check Point Software Technologies (Japan) Ltd.	Japan

Check Point Software Technologies (Netherlands) B.V.	Netherlands

Check Point Holding (Singapore) PTE Ltd.	Singapore

Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (1)	United States of America (New York)

Israel Check Point Software Technologies Ltd. China (2)	China

Check Point Holding AB (3)	Sweden

SofaWare Technologies Ltd.	Israel

Dynasec Ltd.	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.
(2)	Representative office of Check Point Software Technologies Ltd.
(3)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies S.A.	Argentina

Check Point Software Technologies (Australia) PTY Ltd.	Australia

Check Point Software Technologies (Austria) GmbH	Austria

Check Point Software Technologies (Belarus) LLC	Belarus

Check Point Software Technologies (Belgium) S.A.	Belgium

Check Point Software Technologies (Brazil) LTDA	Brazil

Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China

Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China

Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic

Check Point Software Technologies (Denmark) ApS	Denmark

Check Point Software Technologies (Finland) Oy	Finland

Check Point Software Technologies SARL	France

Check Point Software Technologies GmbH	Germany

Check Point Software Technologies (Greece) SA	Greece

Check Point Software Technologies (Hungary) Ltd.	Hungary

Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong

Check Point Software Technologies (India) Private Limited	India

Check Point Software Technologies (Italia) Srl (2)	Italy

Check Point Software Technologies Mexico S.A. de C.V.	Mexico

Check Point Software Technologies B.V.	Netherlands

Check Point Software Technologies Norway A.S.	Norway

Check Point Software Technologies (Poland) Sp.z.o.o.	Poland

CPST (Portugal), Sociedade Unipessoal Lda.	Portugal

Check Point Software Technologies (RMN) SRL.	Romania

Check Point Software Technologies (Russia) OOO	Russia

Check Point Software Technologies (Korea) Ltd.	S. Korea

Check Point Software Technologies (Spain) S.A.	Spain

Check Point Software Technologies (Switzerland) A.G.	Switzerland

Check Point Software Technologies (Taiwan) Ltd.	Taiwan

Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey

Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.
(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Check Point Holding AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Check Point Software Technologies (Sweden) AB	Sweden

Pointsec Norway AS	Norway

Reflex Software Ltd. (Jersey)	Jersey

Reflex Magnetics Ltd. (1)	United Kingdom

Reflex Software Luxembourg SARL (1)	Luxembourg

(1)	The company is dormant.

Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION

Pointsec Mobile Technologies, LLC.	United States of America (California)

NFR Security, Inc.	United States of America (Delaware)

Zone Labs, L.L.C.	United States of America (California)

Liquid Machines Inc.	United States of America (Delaware)

Property, Plant and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building contains approximately 150,000 square feet of office space and we leased approximately 15,000 square feet of additional space. Our international headquarters building is used mainly for research and development as well as all other supporting functions. We also acquired the rights to construct an additional building with approximately 130,000 square feet, which we began planning in 2011.

We lease 91,310 square feet in various locations in the United States. In addition, we lease offices in various locations around the world. Examples of principal office locations in the U.S. are as follows:

Location	Primary Usage	Space (square feet)
San Carlos, California	U.S. Headquarters	40,265

Irving, Texas	Technical support, education and professional services	24,807

New York, New York	Sales	6,787

Outside of Israel and the U.S., we lease locations throughout the world. Our primary locations are forth below:

Location	Primary Usage	Space (square feet)
Europe	Sales, research and development	42,358

Asia, and Japan	Sales	19,066

Canada	Sales and technical services	15,477

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

Overview

We develop, market and support a wide range of products and services for IT security and offer our customers an extensive portfolio of network and gateway security solutions, data and endpoint security solutions and management solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our open platform framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of channel partners worldwide.

On June 9, 2010, we completed the acquisition of Liquid Machines, Inc., a U.S.-based company headquartered in Waltham, Massachusetts, and a market leader in the field of enterprise rights management. Liquid Machine extended our data security portfolio and is expected to further our vision of enterprise security.

On November 24, 2011, we completed the acquisition of privately held Dynasec Ltd., an Israeli-based company, and a provider of Governance, Risk Management and Compliance (GRC) solutions. Dynasec extended our 3D security vision that enables companies to view security as a business process, focusing on policy, people and enforcement.

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

We derive our sales primarily through indirect channels. During 2010, 2011 and 2012, we derived approximately 59%, 58% and 55%, respectively of our sales from our ten largest channel partners. In each of 2010 and 2011, two channel partners accounted for approximately 18% and 17% of our sales. In 2012, these two channel partners each accounted for approximately 16% of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
Region:	2010	2011	2012
Americas, principally U.S.	44%	45%	45%
Europe	40%	39%	37%
Asia, Middle East and Africa	16%	16%	18%

The percentage of total consolidated revenues that we derive from Europe has declined from 2010 to 2012 as a result of sales in other regions growing faster than sales in that region. Revenues in all regions have increased significantly in absolute dollars from 2010 to 2012.

For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition (including sales reserves),

•	Business combinations,

•	Goodwill,

•	Realizability of long-lived assets (including intangible assets),

•	Accounting for income taxes,

•	Equity-based compensation expense,

•	Allowances for doubtful accounts,

•	Derivative and hedge accounting, and

•	Impairment of marketable securities.

In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. Our senior management has reviewed these critical accounting policies and related disclosures with the audit committee of our board of directors. You can see a summary of our significant accounting policies in Note 2 to our consolidated financial statements, as set forth in Item 18.

Revenue recognition

We derive our revenues mainly from sales of hardware and software products, maintenance and subscription. Our products are generally integrated with software that is essential to the functionality of the product. We sell our products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end users.

Software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement. Our support offerings include multiple services to customers, primarily telephone access to technical support personnel and hardware support services. Subscription includes other security solutions sold as a service or annuity. Revenues from software updates, maintenance and subscriptions are recognized ratably over the term of the agreement.

We recognize revenues when persuasive evidence of an arrangement exists, the product or software license has been delivered, the amounts are fixed or determinable and collection of the amount is considered probable.

Revenues for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

Starting January 1, 2011, we adopted the guidance of ASU 2009-14, Certain Arrangements That Include Software Elements (“ASU 2009-14”) and ASU 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method. As such, we prospectively applied these provisions to all revenue arrangements entered into or materially modified from January 1, 2011. This guidance does not generally change the units of accounting for revenue transactions. Our products and services generally qualify as separate units of accounting. Revenues from multiple element arrangement that include products, software updates and maintenance and subscription are separated into their various elements using the relative selling price method based on either VSOE or ESP, as described below.

We established VSOE of fair value for software updates and maintenance and for subscription based on the renewal prices charged for such services.

For products, we determined the fair value based on ESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices and competition.

We applied software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all software arrangements since January 1, 2011 and to all transactions entered into prior to January 1, 2011 involving the sale of software products and hardware products that include software. As required by ASC 985-605, we determined the value of the delivered elements of multiple-element arrangements using the residual method when VSOE of fair value exists for the undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Deferred revenues represent mainly the unrecognized revenue billed for licensed software, software updates, maintenance and subscription. Such revenues are recognized ratably over the term of the related agreement.

We recognize revenues net of estimated amounts that may be refunded for sales returns, rebate arrangements with customers and for our distributors’ right to rotate our products, subject to varying limitations. We estimate and record these reductions based on our historical experience, analysis of credit memo data, stock rotation and other known factors. In each accounting period, we use judgments and estimates of potential future sales credits, returns, and stock rotation, related to current period revenue. These estimates affect our “net revenue” line item on our consolidated statements of income and affect our “accounts receivable, net” on our consolidated balance sheets.

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

Goodwill

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We have one operating segment, and this segment comprises our only reporting unit.

We review goodwill for impairment annually on December 31st and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. In such cases, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates, including estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual goodwill impairment analysis, which was performed during 2012, did not result in impairment. As of December 31, 2012, the market capitalization of the Company was significantly higher than the equity book value.

Realizability of long-lived assets (including intangible assets)

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2010, 2011 and 2012.

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

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related interest.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2012 and 2011 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 10 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See: “Item 3 – Key Information – Risk Factors – Risks Related to Our Business and Our Market”.

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

We estimate the fair value of employee stock options and employee stock purchase plan using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected life of the awards. We use the historical volatility of our publicly traded shares in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical exercise rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. We base the fair value of restricted stock units on the market value of the underlying shares at the date of grant.

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

Derivative and Hedge Accounting

Approximately 58% to 61% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. In 2011 and 2012, we entered into foreign exchange forward contracts to hedge a significant portion of our foreign currency net exposure resulting from expenses denominated in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also entered into foreign exchange forward contracts to reduce the impact of foreign currency fluctuations on balance sheet items, specifically for the Israeli Shekel and Euros.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. We estimate the fair value of such derivative contracts based on forward and spot rates quoted in active markets.

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

Securities which are not valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs are valued based on an externally developed valuation using discounted cash flow models, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations and/or existing market pricing. Unobservable inputs used in these models are significant to the fair value of the investments.

During the year ended December 31, 2010, we recorded an other-than temporary impairment of $0.8 million of our marketable securities. During the year ended December 31, 2011, we recognized a gain of $2.0 million from sales of marketable securities that were previously impaired. In 2012, no other-than-temporary impairment was recorded.

Results of Operations

The following table presents information concerning our results of operations in 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	(in thousands)
Revenues:
Products and licenses	$444,400	$503,475	$505,280
Software updates, maintenance and subscriptions	653,468	743,511	837,415

Total revenues	1,097,868	1,246,986	1,342,695

Operating expenses(*):
Cost of products and licenses	75,426	81,043	87,097
Cost of software updates, maintenance and subscriptions	55,721	63,469	68,082
Amortization of technology	32,826	31,171	3,982

Total cost of revenues	163,973	175,683	159,161

Research and development	105,748	110,147	111,911
Selling and marketing	235,301	253,800	255,345
General and administrative	57,244	65,182	69,743
Restructuring and other acquisition related costs	588	—	—

Total operating expenses	562,854	604,812	596,160

Operating income	535,014	642,174	746,535
Financial income, net	30,164	39,023	40,332
Net gain (impairment net of gains) on sale of marketable securities previously impaired (**)	(785)	2,017	—

Income before taxes on income	564,393	683,214	786,867
Taxes on income	111,567	139,248	166,867

Net income	$452,826	$543,966	$620,000

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

Amortization of intangible assets
Research and development	$2,741	$—	$—
Selling and marketing	16,309	12,754	3,046

Total	19,050	12,754	3,046

Stock-based compensation
Cost of products and licenses	$49	$58	68
Cost of software updates, maintenance and subscriptions	984	909	761
Research and development	7,325	7,471	8,594
Selling and marketing	7,279	7,888	9,677
General and administrative	19,543	23,509	26,187

Total	$35,180	$39,835	$45,287

(**)	Year ended December 31, 2010 includes a write down of $0.8 million of our marketable securities. Year ended December 31, 2011 includes a gain of $2.0 million resulting from sale of our marketable securities that were previously impaired. In 2012, no other-than-temporary impairment was recorded.

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
Revenues:
Products and licenses	40%	40%	38%
Software updates, maintenance and subscriptions	60	60	62

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	7	6	6
Cost of software updates, maintenance and subscriptions	5	5	5
Amortization of technology	3	3	1

Total cost of revenues	15	14	12

Research and development	10	9	8
Selling and marketing	21	21	19
General and administrative	5	5	5
Restructuring and other acquisition related costs	—	—	—

Total operating expenses	51	49	44

Operating income	49	51	56
Financial income, net	2	3	3
Net gain (impairment net of gains) on sale of marketable securities previously impaired	—	—	—

Income before taxes on income	51	54	59
Taxes on income	10	10	13

Net income	41%	44%	46%

Revenues

We derive our revenues mainly from the sale of products and licenses of software, and related software updates, maintenance and subscriptions. Our revenues were $1,097.9 million in 2010, $1,247.0 million in 2011 and $1,342.7 million in 2012.

Total revenues in 2012 grew by 8% compared to 2011. Product and license revenues increased from $503.5 million in 2011 to $505.3 million in 2012. This marginal increase was attributed to an increase in unit sales offset by a decrease in average sales price. In 2012, product and license revenues as a percentage of total revenues were 38%, compared to 40% in 2011. Software updates, maintenance and subscriptions revenues increased by $93.9 million, or 13%, from $743.5 million in 2011 to $837.4 million in 2012, primarily as a result of renewals and new sales of maintenance contracts and increasing sales of IPS, Application Control and Antivirus security services.

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

Cost of Revenues

Total cost of revenues was $164.0 million in 2010, $175.7 million in 2011 and $159.2 million in 2012. Cost of revenues includes cost of product and licenses, cost of software updates, maintenance and subscriptions and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and license fees paid to third parties. Our cost of software updates, maintenance and subscriptions includes the cost of post-sale customer support, training, consulting and license fees paid to third parties.

Cost of products and licenses was $75.4 million in 2010, $81.0 million in 2011 and $87.1 million in 2012, and represented 17% of products and licenses revenues in 2010, 16% in 2011 and 17% in 2012. The increase of $6.1 million in 2012 and $5.6 million in 2011 cost of products and licenses was mainly due to the increase in volume of security appliance products sold.

Cost of software updates, maintenance and subscriptions was $55.7 million in 2010, $63.5 million in 2011 and $68.1 million in 2012 and represented 9% of software updates, maintenance and subscriptions revenues in each of 2010 and 2011, and 8% in 2012. In 2012, the $4.6 million increase in the cost of software updates, maintenance and subscriptions was primarily the result of a $0.9 million increase in compensation expenses and $3.7 million increase in cost of third party support services provided. Of the compensation increase, $1.4 million was related to increase in compensation and increase in headcount, from 303 at the end of 2011 to 364 at the end of 2012, offset by a decrease of $0.5 million caused by the impact of currency fluctuations on compensation expenses.

In 2012, amortization of technology decreased by $27.2 million, to $4.0 million, as part of the technology acquired in prior years was fully amortized at the beginning of 2012. In 2011, amortization of technology decreased by $1.7 million, to $31.2 million, as part of the technology acquired in prior years was fully amortized in 2011.

Research and Development

Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $105.7 million in 2010, $110.1 million in 2011 and $111.9 in 2012 and represented 10% of revenues in 2010, 9% in 2011 and 8% in 2012. In 2012, there was an increase of $1.8 million in research and development expenses compared to 2011. Of this increase, $5.0 million was related primarily to increase in compensation expenses and to increase in headcount committed to research and development, from 838 at the end of 2011 to 968 at the end of 2012 and an increase of $1.6 million in overhead expenses, offset by a $4.7 million decrease caused by the impact of currency fluctuations on compensation expenses.

The majority of our personnel engaged in research and development are located in Israel, where compensation-related expenses are paid in Israeli Shekels, and in Sweden, where compensation-related expenses are paid in Swedish Krona, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel and the U.S. dollar, and between the Swedish Krona and the U.S. dollar, have affected and may in the future affect our research and development expenses. Check Point establishes forward contracts to hedge against a certain portion of the exposure mentioned above. In 2010, we also fully amortized the in-process research and development related to the acquisition of the Nokia security appliance business.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $235.3 million in 2010, $253.8 million in 2011 and $255.3 million in 2012, which represented

21% of revenues in 2010, 20% of the revenues in 2011 and 19% of the revenues in 2012. In 2012, there was an increase of $1.5 million. Of this increase, $5.4 million was primarily as a result of an increase compensation and overhead expenses and increase in headcount committed to sales and marketing, from 928 at the end of 2011 to 1,063 at the end of 2012, offset by a decrease caused by the impact of currency fluctuations on compensation expenses.

Our expenses in Israel, Europe, Canada and Australia, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies but are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

In 2010, the strengthening of the Australian Dollar, Canadian Dollar and the Israeli Shekel overcame the weakening of the Euro compared to U.S. dollar, which overall added approximately $0.7 million to compensation expenses. In 2011, the strengthening of the Australian Dollar, Canadian Dollar, Israeli Shekel and the Euro compared to U.S. dollar, overall added approximately $4.5 million to compensation expenses. In 2012, the weakening of the Canadian Dollar, Israeli Shekel and the Euro compared to U.S. dollar, overall decreased compensation expenses by approximately $3.8 million.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $57.2 million in 2010, $65.2 million in 2011 and $69.7 million in 2012, and represented 5% of revenues in each of 2010, 2011 and 2012. In 2011 and 2012, there were increases of $7.9 million and $4.6 million, respectively, in general and administrative expenses, of which $4.0 million and $2.7 million, respectively, were due to increase in expense relating to share-based compensation and the rest was due to increase in legal accrual.

Operating Margin

We had operating margins of 49% in 2010, 51% in 2011 and 56% in 2012.

The increase of 5 points in operating margin from 2011 to 2012 was attributable primarily to the higher revenue growth, more than the growth of operating expenses, as we continued to control and leverage our expense structure. In addition, 2012 operating margin increased due to a decrease in amortization of intangible assets by $37 million and the weakening of the Canadian Dollar, Israeli Shekel and the Euro compared to U.S. dollar, which decreased compensation expenses by approximately $9.8 million.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $30.2 million in 2010, $39.0 million in 2011 and $40.3 million in 2012. Because we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars, our net financial income is heavily dependent on prevailing U.S. interest rates. The increase in net financial income in 2011and 2012 was primarily due to additional cash invested.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. Based on our consideration of these factors, in 2010, we recognized other-than-temporary impairment on marketable securities in the total amount of $0.8 million, pretax, all of which was related to Auction Rate Securities. In 2011, we recorded a gain in the amount of $2.0 million from sales of marketable securities that were previously impaired. In 2012, no other-than-temporary impairment was recorded.

Because interest rates in the U.S. are low in the first quarter of 2013 and are not expected to significantly increase during 2013, we believe that this will result in a low portfolio yield in our investments in marketable securities in the near term. See also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Our effective tax rate was 21% in 2012 and 20% in each of 2010 and 2011. Our effective tax rate is lower than the statutory tax rate in Israel, which changed from 25% in 2010 to 24% in 2011 and to 25% in 2012. This is due to the fact that we are subject to Israeli approved enterprise programs, under which a substantial portion of our income is subject to reduced tax rates rather than the statutory rates – See Note 10 to our consolidated financial statements for further information.

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

	Year Ended December 31, 2011				Year Ended December 31, 2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)
Revenues:
Products and licenses	$105,258	$119,288	$120,700	$158,229	$110,182	$123,155	$121,036	$150,907
Software updates, maintenance and subscriptions	176,016	181,356	187,610	198,529	202,934	205,494	211,320	217,667

Total revenues	281,274	300,644	308,310	356,758	313,116	328,649	332,356	368,574

Operating expenses:
Cost of products and licenses	17,652	18,983	18,760	25,648	19,604	20,671	20,606	26,216
Cost of software updates, maintenance and subscription	14,297	15,623	16,066	17,483	16,039	16,745	17,380	17,918
Amortization of technology	7,849	7,850	7,849	7,623	2,858	536	294	294

Total cost of revenues	39,798	42,456	42,675	50,754	38,501	37,952	38,280	44,428
Research and development	27,643	27,524	28,063	26,917	26,842	27,262	28,517	29,290
Selling and marketing	58,510	64,785	62,091	68,414	59,099	65,815	64,501	65,930
General and administrative	13,990	15,833	17,297	18,062	15,784	17,092	18,412	18,455

Total operating expenses (*)	139,941	150,598	150,126	164,147	140,226	148,121	149,710	158,103

Operating income	141,333	150,046	158,184	192,611	172,890	180,528	182,646	210,471
Financial income, net	9,161	10,183	9,638	10,041	10,462	9,774	10,452	9,644
Net gain (impairment net of gains) on sale of marketable securities previously impaired (**)	1,368	649	—	—	—	—	—	—

Income before taxes on income	151,862	160,878	167,822	202,652	183,352	190,302	193,098	220,115
Taxes on income	29,773	32,887	33,748	42,840	39,726	40,321	40,691	46,129

Net Income	$122,089	$127,991	$134,074	$159,812	$143,626	$149,981	$152,407	$173,986

Basic earnings per ordinary share	$0.59	$0.62	$0.65	$0.78	$0.70	$0.73	$0.75	$0.87
Shares used in computing basic earnings per ordinary share	208,177	207,129	206,311	206,083	206,114	205,482	203,928	200,230
Diluted earnings per ordinary share	$0.57	$0.60	$0.63	$0.75	$0.68	$0.71	$0.73	$0.85
Shares used in computing diluted earnings per ordinary share	214,934	214,565	213,412	212,807	212,469	211,320	208,717	204,258

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

	Year Ended December 31, 2011				Year Ended December 31, 2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)
Amortization of intangible assets:
Research and development	—	—	—	—	—	—	—	—
Selling and marketing	3,183	3,182	3,164	3,225	1,146	645	628	628

Total	$3,183	$3,182	$3,164	$3,225	$1,146	$645	$628	$628

Stock-based compensation
Cost of products and licenses	$11	$19	$11	$17	$16	$22	$12	$18
Cost of software updates, maintenance and subscriptions	190	255	235	229	67	238	234	222
Research and development	1,433	2,022	2,164	1,852	1,939	2,614	1,951	2,090
Selling and marketing	1,891	1,690	2,328	1,979	2,089	2,738	2,445	2,404
General and administrative	4,720	5,914	6,757	6,118	5,674	6,308	7,387	6,818

(**)	Including a write down of $0.8 million in the fourth quarter of 2010, related to our marketable securities, and non-cash gains of $ 1.4 million and $0.6 million in the first and second quarters of 2011, respectively.

As a percentage of total revenues:

	Year Ended December 31, 2011				Year Ended December 31, 2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues:
Products and licenses	37%	40%	39%	44%	35%	37%	36%	41%
Software updates, maintenance and subscriptions	63	60	61	56	65	63	64	59

Total revenues	100	100	100	100	100	100	100	100

Operating expenses:
Cost of products and licenses	6	6	6	7	6	6	6	7
Cost of software updates, maintenance and services	5	5	5	5	5	5	5	5
Amortization of technology	3	3	3	2	1	1	—	—

Total cost of revenues	14	14	14	14	12	12	11	12
Research and development	10	9	9	8	9	8	9	8
Selling and marketing	21	22	20	19	19	20	19	18
General and administrative	5	5	6	5	5	5	6	5

Total operating expenses	50	50	49	46	45	45	45	43

Operating income	50	50	51	54	55	55	55	57
Financial income, net	4	4	3	3	3	3	3	3
Net gain (impairment net of gains) on sale of marketable securities previously impaired	—	—	—	—	—	—	—	—

Income before taxes on income	54	54	54	57	58	58	58	60
Taxes on income	11	11	11	12	12	12	12	13

Net Income	43%	43%	43%	45%	46%	46%	46%	47%

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

New Accounting Pronouncements

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for us as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on our consolidated results of operations or financial condition.

Liquidity and Capital Resources

During 2010, 2011 and 2012, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments, and long-term interest bearing investments, were $2,879.4 million as of December 31, 2011 and $3,295.4 million as of December 31, 2012. Our cash and cash equivalents and short-term investments were $1,359.5 million as of December 31, 2011 and $1,503.3 million as of December 31, 2012. Our long-term interest bearing investments were $1,519.9 million as of December 31, 2011 and $1,792.0 million as of December 31, 2012. We have a wholly owned subsidiary in Singapore that serves as a vehicle for a significant portion of our international investments and manages those financial assets. The remaining financial assets are held and managed through our subsidiary in the U.S. and through the parent company in Israel.

We generated net cash from operations of $688.6 million in 2010, $743.0 million in 2011 and $849.5 million in 2012. Net cash from operations for 2010, 2011 and 2012 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus an increase in deferred revenue and accrued expenses and changes in trade receivables.

Net cash used in investing activities was $459.5 million in 2010, $574.1 million in 2011 and $374.3 million in 2012. In 2010, net cash used in investing activities consisted primarily of investments in marketable securities and net cash paid in conjunction with 2010 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. In 2011, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits as well as net cash paid in conjunction with 2011 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. In 2012, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits, partially offset by proceeds from sale and maturities of marketable securities. Our capital expenditures amounted to $4.9 million in 2010, $7.2 million in 2011 and $8.2 million in 2012. In 2010 and 2011, our capital expenditures consisted primarily of computer equipment and software for research and development and leasehold improvements and furniture. In 2012, our capital expenditures consisted primarily of computer equipment and software for research and development and leasehold improvements.

During 2010 and 2011, we funded minor acquisitions for approximately $14 million and $15.1 million, respectively, from our cash and cash equivalents balances. No acquisitions were made in 2012.

Net cash used in financing activities was $91.4 million in 2010, $227.1 million in 2011 and $394.0 million in 2012. In 2010, 2011 and 2012, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume, and other factors. In 2010, 2011 and 2012, we repurchased ordinary shares in the amount of $200 million, $300 million, and $466.2 million, respectively. We re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $103.8 million, $71.5 million and $61.0 million in 2010, 2011 and 2012 respectively. During 2011, we acquired the SofaWare minority shares for $6.6 million.

Our investments in marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income. Amortization of premium, discount and interest is recorded in our statements of income.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $3,295.4 million as of December 31, 2012), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$10,677	$4,873	$5,804	—	—
Uncertain income tax positions (*)	$259,546	—	—	—	—
Severance pay (**)	$10,279	—	—	—	—

Total	$280,502	$4,873	$5,804	—	—

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11a of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $4.2 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2012, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Chairman of the Board
Marius Nacht	Vice Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Amnon Bar-Lev	President
Tal Payne	Chief Financial Officer
Dorit Dor	Vice President of Products
Yoav Chelouche (3)	Director	Ö	Ö	Ö	Ö
Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö
Guy Gecht (3)	Director	Ö	Ö	Ö	Ö
Dan Propper	Director	Ö
Ray Rothrock (3)	Director	Ö	Ö	Ö	Ö	Ö
David Rubner	Director	Ö				Ö
Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder, Chairman, and Chief Executive Officer. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

Amnon Bar-Lev, President at Check Point, is responsible for worldwide sales, global partner programs, business development and technical services for the company. Mr. Bar-Lev joined Check Point in 2005 and brings more than 15 years of high-tech sales, marketing and management experience to the organization. Prior to joining Check Point, Mr. Bar-Lev was founder and CEO of Xpert Integrated System Ltd., a leading provider of security, business-continuity and infrastructure platforms and solutions. Before forming Xpert, Mr. Bar-Lev began his career in the Israeli Air Force where he held several positions within the operational and administration units. Mr. Bar-Lev holds a B.A. in Computer Science (HONS) and Management (HONS) from Tel-Aviv University.

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

Dr. Dorit Dor, Vice President of Products at Check Point, manages all product and development functions for both the enterprise and consumer divisions of the company. Her core responsibilities include leading the company’s product management, research and development (R&D) and quality assurance (QA) initiatives from concept to delivery. Since joining the company in 1995, Dr. Dor has served in several pivotal roles in Check Point’s R&D organization. She has been instrumental to the organization’s growth and managed many successful product releases. Dr. Dor holds a Ph.D. and M.S degree in computer science from Tel-Aviv University, in addition to graduating cum laude for her B.S. She has been published in several influential scientific journals for her research on graph decomposition, median selection and geometric pattern matching in d-dimensional space. In 1993, she won the Israel National Defense Prize.

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

Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht is the Chief Executive Officer of Electronics

For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position since January 2000. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd. and a number of private companies. Mr. Propper is also a member of the board of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. As of 2011, Mr. Propper has been appointed as the Chairman of the Supervisory Council of the Bank of Israel.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2012. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit, will expire at our 2013 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2014 annual meeting of shareholders and the terms of Yoav Chelouche and Guy Gecht will expire at our 2015 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $0.8 million for the year ended December 31, 2010, $2.0 million for the year ended December 31, 2011 and $2.3 million for the year ended December 31, 2012. These amounts include $0.05 million, $0.13 million and $0.12 million that were set aside or accrued to provide for severance and retirement insurance policies, in 2010, 2011 and 2012, respectively. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues, and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

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

Our non-employee directors receive an automatic option grant and are also eligible for discretionary awards under the plans. Each non-employee director who is first elected or appointed to the board of directors is granted an option to purchase 50,000 ordinary shares on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional 25,000 ordinary shares, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

All options to directors are granted at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of grant.

In line with our goal of aligning the compensation of Mr. Shwed, our Chairman and Chief Executive Officer, with the objectives of our shareholders, on June 7, 2012, we granted Mr. Shwed options to purchase 1.6 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years. The option grant to Mr. Shwed was recommended by the compensation committee, and approved by the audit committee, board of directors and shareholders. Mr. Shwed requested to forego his salary and bonus for 2012, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee, audit committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2012, and will not receive any cash compensation for 2012 except for an amount equal to the minimum wage required under Israeli law. Accordingly, other than the minimum wage required by law, Mr. Shwed’s sole compensation for 2012 was the option grant described above.

As of December 31, 2012, our executive officers and directors held options to purchase an aggregate of approximately 12.85 million shares and held 161,800 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $16.8 and $55.95, and their expiration dates range between July 2013 and June 2019. During 2012, we granted our executive officers and directors options to purchase an aggregate of approximately 2.60 million shares and 80,427 restricted stock units under our stock option and equity incentive plans. The exercise price of these options range between $53.67 and $55.95, and their expiration dates range between May 2019 and June 2019. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

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

Outside and Independent Directors

Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israeli Companies Law. Our board of directors has determined that Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock have “financial and accounting expertise,” and Guy Gecht and Ray Rothrock have “professional expertise”.

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2012, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Irwin Federman’s and Ray Rothrock’s term of office will expire in 2014 and Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2015.

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

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions. Although we have not included these provisions in our articles of association because our board of directors already complies with the independence requirements and the corporate governance rules of the NASDAQ Global Select Market, as described below, a majority of our board of directors and all the members of our audit committee, compensation committee and nominating committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

As of December 31, 2012, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

Compensation committee. Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.

Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or relative may participate in the committee’s discussions but not in any vote, and the company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

In addition, the NASDAQ regulations also require us to maintain a compensation committee consisting of independent directors. Ray Rothrock is the chairman of the compensation committee. Yoav Chelouche, Irwin Federman and Guy Gecht serve as the other members of our compensation committee. The compensation committee has adopted a compensation committee charter.

The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plans and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law.

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

Employees

As of December 31, 2012, we had 2,706 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31, 2012
Function	2010	2011	2012
Research, development and quality assurance	802	838	968
Marketing, sales and business development	864	928	1,063
Customer support	296	303	364
Information systems, administration, finance and operation	277	303	311

Total	2,239	2,372	2,706

From time to time, we also engage a limited number of subcontractors. As of December 31, 2012, we had 94 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31, 2012
Function	2010	2011	2012
Israel	973	1,078	1,254
United States	632	633	681
Rest of the World	634	661	771

Total	2,239	2,372	2,706

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of January 31, 2013. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of January 31, 2013.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options (3)	Exercise price	Date of expiration
Gil Shwed	31,535,396	15.3%	Ordinary shares	6,571,636	$16.80 - $53.67	07/30/2013-06/06/2019
Marius Nacht	21,214,986	10.7%	Ordinary shares
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	54,352,954	26.3%	Ordinary shares	7,984,636	$16.80 - $53.67	07/30/2013-06/06/2019

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable within 60 days after January 31, 2013.
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable within 60 days from January 31, 2013.
(4)	Each of Messrs. Ungerman, Payne, Bar-Lev, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2012:

Plan	Share reserved	Option and RSUs grants net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	34,000,000	2,475,964	1,018,261	$16.80-$55.95	05/20/2013-7/23/2019	529,000
2005 Israel Equity Incentive Plan	51,000,000	16,786,003	13,408,560	$16.80-$55.95	05/20/2013-10/22/2019	7,999,435
Zone Labs 1998 Stock Option Plan	2,461,943	2,461,943	1,359	$6.08	02/16/2014	1,359
Employee Stock Purchase Plan	6,000,000	4,578,637

(*)	“Grants net” is calculated by subtracting options expired or forfeited.

In 2005, we adopted our 2005 United States Equity Incentive Plan, which we refer to as the 2005 U.S. Plan; and our 2005 Israel Equity Incentive Plan, which we refer to as the 2005 Israel Plan. Both of these plans are in effect until 2015.

Number of Ordinary Shares Reserved for Future Grants under 2005 Plans

We initially reserved a total of 50,000,000 ordinary shares for future grants under the 2005 U.S. plan and the 2005 Israel plan (specifically, 20,000,000 ordinary shares under the 2005 U.S. Plan, and 30,000,000 ordinary shares under the 2005 Israel Plan). These are in addition to the shares issuable upon the exercise of options outstanding under the Zone Labs 1998 Stock Option Plan, and the shares issuable under our Employee Stock Purchase Plan, which are described in greater detail below. Since January 2006, this number increases automatically by an aggregate of 5,000,000 shares a year for both plans combined, of which 2,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 U.S. Plan, and 3,000,000 ordinary shares are added each January 1st to the number of shares reserved under the 2005 Israel Plan.

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

As of December 31, 2012, we had granted options to purchase an aggregate of 17,632,690 ordinary shares under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which options to purchase 13,446,435 ordinary shares were outstanding on that date. The option exercise prices range between $16.80 and $55.95 per share. As of December 31, 2012, we had granted an aggregate of 4,216,324 RSUs under the 2005 U.S. Plan and the 2005 Israel Plan combined, of which 979,840 RSUs were outstanding on that date.

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

Zone Labs 1998 Stock Option Plan

In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2012, 2,460,584 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 1,359 ordinary shares were outstanding on that date. The stock options generally have terms of between five and ten years and all the outstanding options are immediately exercisable. The option exercise price is $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

Employee Stock Purchase Plan

In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of December 31, 2012, 4,578,637 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. The ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

The following table shows information as of December 31, 2010, 2011 and 2012, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2012:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2010		December 31, 2011		December 31, 2012
Gil Shwed	31,963,633	14.8%	32,110,792	15.1%	32,018,735	15.5%
Marius Nacht	20,459,486	9.8%	21,214,986	10.3%	21,214,986	10.7%
Massachusetts Financial Services Company (3)					16,110,732	8.1%
Thornburg Investment Management Inc. (4)					12,517,404	6.3%
FMR LLC (5)	17,384,447	8.3%	22,417,978	10.9%	9,955,180	5.0%

(1)

The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table. The exercise price of some of these options is greater than our current Ordinary share market price.

(2)

If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	As of December 31, 2012, based on information contained in a Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 12, 2013. Based on information available to us, as of December 31, 2010 and 2011, Massachusetts Financial Services Company did not beneficially own more than 5% of our outstanding ordinary shares. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston Massachusetts 02199.
(4)	As of December 31, 2012, based on information contained in a Schedule 13G filed by Thornburg Investment Management Inc. with the Securities and Exchange Commission on January 31, 2013. Based on information available to us, as of December 31, 2010 and 2011, Thornburg Investment Management Inc. did not beneficially own more than 5% of our outstanding ordinary shares. The address for Thornburg Investment Management Inc. is 2300 North Ridgetop Road, Santa Fe, New Mexico 87506.
(5)	As of December 31, 2010, 2011 and 2012, based on information contained in a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2011, in a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2012, and in a Schedule 13G/A filed by FMR LLC with the Securities and Exchange Commission on February 14, 2013. The address for FMR LLC is 82 Devonshire Street, Boston Massachusetts 02109.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2012, there were 177 holders of record of our ordinary shares in the United States, representing approximately 88% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2011, we had employee and payroll accrual for related parties in a total amount of $4.5 million, for the years 2002 through 2007. As of December 31, 2012, the accrual amounted to a total of $4.3 million, for the years 2002 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy. Out of our retained earnings of $4,593 million as of December 31, 2012, approximately $1,699 million are from tax-exempt income because they are attributable to our facilities’ status as Approved Enterprises and Privileged Enterprises under the Law for the Encouragement of Capital Investments, 1959. We currently do not intend to distribute any amounts of its undistributed tax-exempt income as dividend in the near-term.

Legal Proceedings

We operate our business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which we operate. This can cause disputes between the Company and various tax authorities in different parts of the world.

In particular, following audits of our 2002 through 2007 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging our positions on several issues, including matters such as the tax consequences of investment outside of Israel of funds earned, deductibility of expenses attributable to employee stock options, percentage of foreign ownership of its shares which might influence the tax benefits derived from its approved enterprises, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary and deductibility of research and development expenses. A significant amount in dispute relates to the treatment of financial income on cash that is held and managed by our wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 2,819 million (approximately $755,000) with respect to these six tax years (this amount includes interest through December 31, 2012). We have appealed the orders relating to all six years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept our positions on these matters or others and, in such an event, we may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued tax assessments for the 2008 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 254 million (approximately $68,000) with respect to this year, including interest through the assessment date of December 30, 2012. We expect to file objections to these assessments. There can be no assurance that the ITA will accept our positions on matters raised and, if it does not, an order for the 2008 tax year will be issued.

We are also currently named as a defendant in two patent related lawsuits and have filed for a declaratory judgment in another patent related case. All of the plaintiffs or adversaries are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary damages by alleging that a product feature infringes a patent. We currently intend to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition.

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

Our ordinary shares are traded publicly on the NASDAQ Global Select Market under the symbol “CHKP” and on the Frankfurt Stock Exchange under the symbol “CPW.”

The following table lists the closing high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2008	$25.58	$17.43
2009	34.27	19.74
2010	46.26	29.17
2011	61.17	44.55
2012	64.52	41.15

2011
First quarter	51.60	44.55
Second quarter	56.85	51.35
Third quarter	61.17	48.78
Fourth quarter	60.17	51.70

2012
First quarter	64.68	50.64
Second quarter	65.00	46.94
Third quarter	51.88	43.18
Fourth quarter	48.75	40.60

Most recent six months

September 2012	49.32	44.77

October 2012	48.37	40.60

November 2012	46.69	42.90

December 2012	48.75	44.44

January 2013	50.05	45.75

February 2013	53.02	49.93

March 2013 (through March 15, 2013)	51.84	50.10

On March 15, 2013, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $50.10 per share.

ITEM 10.	ADDITIONAL INFORMATION

We were incorporated in Israel in July 1993, and we are registered with the Israeli Registrar of Companies as public company number 52-004282-1.

The objectives and purposes stated in our memorandum of association are to engage in any lawful activity. We develop market and support a wide range of software and combined hardware and software products and services for IT security, and offer our customers an extensive portfolio of network security, endpoint security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized real-time security updates. Our products and services are sold to enterprises, service providers, small and medium-sized businesses and consumers.

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

(5)

Extraordinary transactions with a controlling shareholder (i.e., any shareholder that has the ability to direct our actions, including any shareholder who holds 25% or more of our voting rights if no other shareholder owns more than 50% of our voting rights), with another person in which the controlling shareholder has a personal interest; or a transaction with a controlling shareholder (or a relative of such controlling shareholder) concerning terms of compensation for service as an office holder, or as a service provider to the company, including through a company controlled by a controlling shareholder. Following audit committee (or, alternatively, compensation committee if it relates to terms of compensation for service as an office holder or as a service provider) and board of directors approval, these transactions must be approved by a majority vote at a shareholders’ meeting, as long as either:

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

Chairman of the Board. Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager. In 2012, our shareholders last authorized Mr. Shwed to serve as both our Chief Executive Officer (general manager ) and Chairman of the board of directors, and this authorization will expire in 2015.

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

A business combination includes:

•	Any merger or consolidation between the interested shareholder and us;

•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of our assets in a transaction involving the interested shareholder;

•	Subject to certain exceptions, any transaction that results in our issuance or transfer of any of our shares to the interested shareholder;

•	Any transaction in which we are involved that has an effect of increasing the proportionate share of our shares, of any class or series, beneficially owned by the interested shareholder; or

•	The receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

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

Compensation. Under the Israeli Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors generally require the approval of the compensation committee and the board of directors. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director, the approval of the compensation committee is sufficient. Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board, and the shareholders, in that order. In certain cases, the compensation of the Chief Executive Officer (to the extent he is not a director) may be approved without approval of the shareholders.

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

Approvals. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approval of the company’s compensation committee and the board of directors is required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the compensation committee is sufficient). Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Indemnification and insurance of directors and officers; limitations on liability

Our articles of association allow us to indemnify, exculpate and insure our office holders to the fullest extent permitted under the Israeli Companies Law.

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

We have resolved to indemnify our directors and officers, to the extent permitted by law and by our articles of association, for liabilities not covered by insurance, that are of certain enumerated types of events, and subject to limitations as to amount.

We have also entered into indemnification, insurance, and exculpation agreements with our directors and officers undertaking to indemnify, insure, and exculpate them to the full extent permitted by the Israeli Companies Law.

Charitable Contributions

Our Articles of Association authorize the company to contribute reasonable amounts to worthy causes. In accordance with our charitable contribution policy, we contribute from time to time to various worthy causes. During 2012 the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Rashi Foundation. Gil Shwed, our founder, Chairman and Chief Executive Officer, is a member of the Board of Trustees of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

Availability of Annual Report on Form 20-F

In accordance with our articles of association and NASDAQ rules, we post our Annual Report on Form 20-F on our Web site (www.checkpoint.com), rather than mail it to shareholders.

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

General corporate tax structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise and Privileged Enterprise plans.

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

Various production and development facilities of Check Point Ltd. have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The benefits available to an Approved Enterprise and Privileged Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest.

In December 2010, new legislation amending the Investment Law was adopted. Under this new legislation, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies (“Preferred Enterprise”), as opposed to the current law’s incentives, which are limited to income from Approved Enterprises and Privileged Enterprise during their benefits period. Under the new law, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively thereafter. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The amendment became effective as of January 1, 2011 and will apply to qualified income produced or generated by a Preferred Enterprise from the effective date. Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. Opting for the new Law may be done until the record date for filing the annual income tax return every year and should apply to the enterprise’s entire income starting from the tax year following the tax year in which the return has been filed and onwards. As of 2012, we have decided to implement the new law. Therefore, in 2012, our qualifying income is subject to 15% corporate tax rate.

We have derived, and expect to continue to derive, a substantial portion of our operating income from our Preferred Enterprise facilities. We are, therefore, eligible for reduced tax rates for an unlimited period.

The benefits available to an Approved Enterprise, Privileged Enterprise and Preferred Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled, and we may be required to refund the benefits in an amount linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise were operated, and our Preferred Enterprise program currently operates, in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so. However, we currently have disputes with the Israeli Tax Authority (“ITA”) on matters, such as the usage of funds earned by our approved enterprise for investments outside of Israel, deductibility of employees stock options expenses, percentage of foreign ownership of our shares, taxation of interest earned outside of Israel and deductibility of research and development expenses See “Item 8 – Financial Information” under the caption “Legal Proceedings”.

If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise, Privileged Enterprise or Preferred Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years. The limitation does not apply to a Preferred Enterprise or to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents. Upon the distribution of a dividend derived from Preferred Enterprise to an Israeli company, no withholding tax will be remitted.

The Investment Law treats the repurchase of shares out of Privileged Enterprise tax exempt income as deemed-dividend. Through December 31, 2012, we repurchased 94,314,818 ordinary shares in a total amount of $2,534,741,145. Our retained earnings attributed to taxable income are higher than the total shares repurchased and, therefore, should not trigger a deemed-dividend event. See Annual Report (“Purchases of Equity Securities by the Issuer and Affiliated Purchasers”) and Note 11e to Consolidated Financial Statements for further information regarding our repurchase program.

Tax-exempt income attributed to Privileged Enterprise will subject us to taxes also upon complete liquidation. As of December 31, 2012, we generated tax-exempt income in the amount of $ 986 million from our Privileged Enterprise.

We currently intend to reinvest our tax-exempt income and not to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to our Approved Enterprise and Privileged Enterprise programs.

Temporary, partial tax relief for repatriation of exempt income

On 5 November 2012, the Israeli Parliament approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of its official publication (December 2012).

The Israeli government was willing to grant relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”).

The temporary order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” retained earnings will result in a higher relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid would vary from a 6% to 17.5% effective tax rate, based on the company’s corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved, without taking into account the 15% dividend withholding tax, which should be levied only upon actual distribution, if any. The reduced corporate tax is payable within 30 days of making the election. In this respect, it should be emphasized that the new temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 12, 2013 in respect of exempt retained earnings accrued up until December 31, 2011, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following areas: industrial activities, research and development activities, assets used by the company and salaries of newly recruited employees, in a period of up to 5 years.

We continue to evaluate the new amendment and temporary provision and their implications to the company.

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

Foreign Exchange Regulations

Under the Foreign Exchange Regulations, an Israeli company calculates its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

Equity Based Compensation

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee – up to 45% tax in 2010 and pursuant to 2011 tax reform legislation, 48% in 2012) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, the marginal tax rate (48%) of an individual will increase by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (including capital gains from marketable securities, dividends and interest income); or

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the capital gain tax rate percentage will increase by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (including capital gains from marketable securities, dividends and interest income); or

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 45% tax in 2011 and 48% in 2012 ) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% (pursuant to 2011 tax reform legislation, the capital tax rate increased from 20% or 25% in 2011 to 25% or 30% in 2012) on the capital profit upon the sale of the underlying shares/shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2013, the marginal tax rate (48%) of an individual or the capital gain tax rate percentage, as applicable, will increase by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (including capital gains from marketable securities, dividends and interest income).

In accordance with the provisions of the Israeli Tax Ordinance, if a company has selected the capital gains track, the company must continue granting options/shares under the selected capital gains track until the end of the year following the year in which the first grant of options/shares under that trustee track will be made.

We implement the capital gain track on RSU’s and stock options granted to our employees.

We implement the income tax track without a trustee on our ESPP.

Notwithstanding the above, the company may at any time also grant options/shares under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officeholders but excluding controlling shareholders.

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual- up to 45% in 2011 and 48% in 2012) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the marginal tax rate (48%) of an individual will increase by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (including capital gains from marketable securities, dividends and interest income).

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise or Preferred Enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company or to a preferred Enterprise). However, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise , Privileged Enterprise or Preferred Enterprise will be subject to tax in Israel at the rate of 30%, except that dividends distributed to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 25%.

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

Dividends Paid on the Ordinary Shares

A U.S. Shareholder, as defined above, will generally be required to include in gross income the amount of any distributions paid in respect of the ordinary shares to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of the distribution would include any Israeli taxes withheld as part of the distributions. A maximum U.S. federal income tax rate of 15% (up to 20% after December 31, 2012) will apply for individual shareholders and 35% for corporate shareholders if certain holding period requirements are met. The individual shareholder rate is applicable for “qualified dividend income” received by an individual as well as certain trusts and estates. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States, such as the NASDAQ Global Select Market. The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.

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

Disposition of the Ordinary Shares

The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss. The amount of gain or loss is the difference between the amounts realized on the sale or exchange and the tax basis in the ordinary shares. If a U.S. Shareholder’s holding period for the ordinary shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains realized upon a sale or exchange of ordinary shares generally will be subject to a maximum U.S. federal income tax rate of 20% for taxable years which begins after December 31, 2012. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the United States-Israel tax treaty, gain derived from the sale, exchange, or other disposition of ordinary shares by a holder, who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel, may be treated as foreign source income for U.S. foreign tax credit purposes.

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

Information Reporting and Back up Withholding

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal backup withholding. However, backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding (for example, a corporation). Any U.S. Shareholder who is required to establish exempt status generally must file IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Amounts withheld as backup withholding may be credited against a U.S. Shareholder’s federal income tax liability. A U.S. Shareholder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

As of December 31, 2012, securities representing 6.1% of our investments portfolios are rated as AAA; securities representing 48.0% of the portfolio are rated as AA; securities representing 45.7% of the portfolio are rated as A; and securities representing 0.1% of the portfolio are rated as BB.

The table below provides information regarding our investments in cash, cash equivalents, short-term deposits and marketable securities, as of December 31, 2012:

	Maturity						Total Amortized cost	Fair Value at Dec. 31, 2012
	2013	2014	2015	2016	2017	2018 onwards
	(in thousands)
Government and corporate debentures - fixed	$599,614	$574,818	$499,692	$162,062	$90,514	—	$1,926,700	$1,941,781
U.S. Agencies	$59,719	$97,464	$162,558	$67,311	$55,425	—	$442,477	$444,879
Auction rate securities (*)	—	—	—	—	—	$2,697	$2,697	$2,697
Government and corporate debentures - floating interest rates	$33,096	$57,434	$979	$6,281	—	—	$97,790	$98,148
Short-term deposits, money market instruments & cash	$807,859	—	—	—	—	—	$807,859	$807,859

Total	$1,500,288	$729,716	$663,229	$235,654	$145,939	$2,697	$3,277,523	$3,295,364

(*)	The balance is comprised of one auction rate security, which has suffered from failed auctions since September 2007. As a result of the auction failures these auction rate securities do not have a readily determinable market value. As such, since 2008, we obtain a third party valuation and/or market pricing to determine the fair value of this security. This security was sold at the beginning of 2013 for an immaterial gain.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros, Swedish Krona, British Pounds and Israeli Shekels. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

On our balance sheet, we convert into U.S. dollars all monetary accounts (principally liabilities) that are maintained in other currencies. For this conversion, we use the relevant foreign exchange rate at the balance sheet date. Any gain or loss that results from this conversion is reflected in the statement of income as financial income or financial expense, as appropriate.

We measure and record non-monetary accounts in our balance sheet in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2012, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $100.9 million. These contracts were for a period of up to twelve months. The net gains recognized in “financial income, net” during 2012 were $3.5 million.

During 2012, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2012, we had outstanding forward contracts in the notional amount of $25.9 million and their fair value amounted to $1.4 million. These contracts were for a period of up to twelve months. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $(0.1) million were recognized when the related expense were incurred and classified in operating expenses during 2012.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2012 would result in an increase in operating expenses of $24 million for the year ended December 31, 2012. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2012, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2012 based on these criteria.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of Ernst & Young Global), an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual report on Form 20-F.

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

In March 2004, our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions. The Code of Ethics is updated from time to time. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 959 Skyway Road, Suite 300, San Carlos, California 94070 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young (“E&Y”) and other members of Ernst & Young Global during the years ended December 31, 2011 and 2012 (in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2012
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$767	78%	$748	80%
Audit-related fees	—	—	—	—
Tax fees (2)	$213	22%	$188	20%

Total	$980	100%	$936	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2011 and 2012, and will receive during 2013 for non-audit services in certain categories.

Our controller reviews all management requests to engage our auditors to provide services and approves a request if the requested services are of those that have received pre-approval from our audit committee. We inform our audit committee of these approvals at least quarterly and prior to the commencement of the related services. If the services are not included in those categories that were pre-approved by our audit committee, then specific approval is needed from our audit committee before these services are commenced. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditors’ independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors approved nine programs to repurchase ordinary shares. The first program was announced on October 28, 2003, and ended on August 24, 2004, and authorized the repurchase of up to $200 million of our ordinary shares. The second program was announced on October 28, 2004, and ended on May 31, 2005, and authorized the repurchase of up to $200 million of our ordinary shares. The third program was announced on July 25, 2005, and ended on May 18, 2006, and authorized the repurchase of up to $200 million of our ordinary shares. The fourth program was announced on May 22, 2006, and ended on March 5, 2008, and authorized the repurchase of up to $600 million of our ordinary shares. The fifth program was announced on March 26, 2008, and authorized the repurchase of up to $400 million of our ordinary shares. The sixth program was announced on January 27, 2010, and authorized the repurchase of up to $250 million of our ordinary shares. The seventh program was announced on February 3, 2011, and authorized the repurchase of up to $300 million annually of our ordinary shares. The eighth program was announced on February 2, 2012, and authorized the repurchase of up to $300 million annually of our ordinary shares. The ninth program was announced on July 18, 2012, and authorized the repurchase of up to $1.0 billion of our ordinary shares during the next two years.

During 2012, we used $466.2 million to repurchase approximately 9.5 million ordinary shares which were repurchased under the eighth and ninth programs, as described above. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
				(in thousands)
January 1 – January 31	N/A	N/A	N/A	$81,411
February 1 – February 29	1,125,500	58	1,125,500	$315,845
March 1 – March 31	161,360	58	161,360	$306,412
April 1 – April 30	N/A	N/A	N/A	$306,412
May 1 – May 31	1,241,000	54	1,241,000	$239,860
June 1 – June 30	162,171	52	162,171	$231,412
July 1 – July 31	215,000	48	215,000	$1,000,000
August 1 – August 31	2,001,400	49	2,001,400	$900,944
September 1 – September 30	990,421	47	990,421	$854,330
October 1 – October 31	2,295,938	44	2,295,938	$753,332
November 1 – November 30	487,400	45	487,400	$731,526
December 1 – December 31	802,900	46	802,900	$694,231
Total	9,483,090	$49.16	9,483,090	N/A

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules.

We do not comply with the NASDAQ requirement that an issuer listed on the NASDAQ Global Select Market have a quorum requirement that in no case be less than 331/3% of the outstanding shares of the company’s common voting stock. Our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. As such, our quorum requirements for an adjourned meeting do not comply with the NASDAQ requirements and we instead follow our home country practice.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-48 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Zone Labs, Inc. 1998 Stock Option Plan (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (6)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (7)

8	List of subsidiaries (8)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global

101

XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2012, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets,

(iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss)

(iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II – Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.
(6)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(7)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(8)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2013, expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012, and our report dated March 19, 2013, expressed an unqualified opinion thereon.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 19, 2013	A Member of Ernst & Young Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2011	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$493,546	$574,802
Short-term deposits	222,455	233,057
Marketable securities	643,539	695,478
Trade receivables (net of allowances for doubtful accounts and sales reserves of $ 16,839 and $ 17,436 at December 31, 2011 and 2012, respectively)	357,418	373,755
Prepaid expenses and other current assets	53,045	47,827

Total current assets	1,770,003	1,924,919

LONG-TERM ASSETS:
Marketable securities	1,519,865	1,792,027
Property and equipment, net	36,639	36,973
Severance pay fund	6,052	6,038
Deferred tax asset, net	25,296	25,553
Other intangible assets, net	26,239	19,211
Goodwill	727,875	727,875
Other assets	16,094	19,797

Total long-term assets	2,358,060	2,627,474

Total assets	$4,128,063	$4,552,393

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share amounts)

	December 31,
	2011	2012
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,975	$9,420
Employees and payroll accruals	89,988	90,946
Deferred revenues	490,655	524,627
Accrued expenses and other liabilities	177,852	246,202

Total current liabilities	762,470	871,195

LONG-TERM LIABILITIES:
Deferred revenues	61,523	65,063
Income tax accrual	219,469	259,547
Deferred tax liability	1,274	—
Accrued severance pay	10,236	10,279

Total long-term liabilities	292,502	334,889

Total liabilities	1,054,972	1,206,084

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2011 and 2012; no shares issued and outstanding at December 31, 2011 and 2012	—	—
Deferred shares, NIS 1 par value, 10 shares authorized at December 31, 2011 and 2012; 1 share issued and outstanding at December 31, 2011 and 2012	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2011 and 2012; 261,223,970 shares issued at December 31, 2011 and 2012; 205,892,869 and 199,028,983 shares outstanding at December 31, 2011 and 2012, respectively	774	774
Additional paid-in capital	630,508	693,212
Treasury shares at cost—55,331,101 and 62,194,987 ordinary shares at December 31, 2011 and 2012, respectively	(1,543,886)	(1,955,328)
Accumulated other comprehensive income	12,650	14,606
Retained earnings	3,973,045	4,593,045

Total shareholders’ equity	3,073,091	3,346,309

Total liabilities and shareholders’ equity	$4,128,063	$4,552,393

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2010	2011	2012
Revenues:
Products and licenses	$444,400	$503,475	$505,280
Software updates, maintenance and subscriptions	653,468	743,511	837,415

Total revenues	1,097,868	1,246,986	1,342,695

Operating expenses: *)
Cost of products and licenses **)	75,426	81,043	87,097
Cost of software updates, maintenance and subscriptions **)	55,721	63,469	68,082
Amortization of technology	32,826	31,171	3,982

Total cost of revenues	163,973	175,683	159,161

Research and development	105,748	110,147	111,911
Selling and marketing	235,301	253,800	255,345
General and administrative	57,244	65,182	69,743
Restructuring and other acquisition related costs	588	—	—

Total operating expenses	562,854	604,812	596,160

Operating income	535,014	642,174	746,535
Financial income, net	30,164	39,023	40,332
Net gain (impairment net of gains) on sale of marketable securities previously impaired	(785)	2,017	—

Income before taxes on income	564,393	683,214	786,867
Taxes on income	111,567	139,248	166,867

Net income	$452,826	$543,966	$620,000

Basic earnings per ordinary share	$2.18	$2.63	$3.04

Diluted earnings per ordinary share	$2.13	$2.54	$2.96

*) Includes stock-based compensation to employees in the following items:

Cost of products and licenses	$49	$58	$68

Cost of software updates, maintenance and subscriptions	$984	$909	$761

Research and development	$7,325	$7,471	$8,594

Selling and marketing	$7,279	$7,888	$9,677

General and administrative	$19,543	$23,509	$26,187

**)    Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Net income	$452,826	$543,966	$620,000

Other comprehensive income (loss) before tax
Unrealized gain (loss) on marketable securities	4,332	(1,053)	2,424
Reclassification of unrealized gains on marketable securities to income	(1,218)	(672)	(1,436)
Other than temporary impairment	785	—	—
Gain on sale of marketable securities previously impaired	—	(2,017)	—
Unrealized gain (loss) on forward contracts	—	(225)	1,524

Other comprehensive income, before tax	3,899	(3,967)	2,512
Related income tax income (expense)	(870)	1,033	(556)

Other comprehensive income, net of tax	3,029	(2,934)	1,956

Total comprehensive income	$455,855	$541,032	$621,956

Accumulated other comprehensive income (net of taxes in the amount of $ 4,909, $3,876 and $ 4,428, in 2010, 2011 and 2012, respectively)	$15,584	$12,650	$14,606

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance as of January 1, 2010	$774	$527,874	$(1,199,752)	$12,555	$2,978,267	$2,319,718

Excess tax benefit from stock-based compensation	—	4,763	—	—	—	4,763
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (4,965,581 ordinary shares net of 61,149 shares for taxes)	—	12,459	93,370	—	(2,014)	103,815
Treasury shares at cost (5,650,169 ordinary shares)	—	—	(200,000)	—	—	(200,000)
Stock-based compensation expense related to employees	—	35,180	—	—	—	35,180
Other comprehensive income, net of tax	—	—	—	3,029	—	3,029
Net income	—	—	—	—	452,826	452,826

Balance as of December 31, 2010	$774	$580,276	$(1,306,382)	$15,584	$3,429,079	$2,719,331

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance as of December 31, 2010	$774	$580,276	$(1,306,382)	$15,584	$3,429,079	$2,719,331

Excess tax benefit from stock-based compensation	—	7,956	—	—	—	7,956
Acquisition of non-controlling interest in Sofaware	—	(6,556)	—	—	—	(6,556)
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (3,069,869 ordinary shares, net of 52,431 shares for taxes)	—	8,997	62,496	—	—	71,493
Treasury shares at cost (5,591,687 ordinary shares)	—	—	(300,000)	—	—	(300,000)
Stock-based compensation expense related to employees	—	39,835	—	—	—	39,835
Other comprehensive income, net of tax	—	—	—	(2,934)	—	(2,934)
Net income	—	—	—	—	543,966	543,966

Balance as of December 31, 2011	$774	$630,508	$(1,543,886)	$12,650	$3,973,045	$3,073,091

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance as of December 31, 2011	$774	$630,508	$(1,543,886)	$12,650	$3,973,045	$3,073,091

Excess Tax benefit from stock-based compensation	—	11,128	—	—	—	11,128
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (2,619,204 ordinary shares, net of 49,854 shares for taxes)	—	6,289	54,722	—	—	61,011
Treasury shares at cost (9,483,090 ordinary shares)		—	(466,164)			(466,164)
Stock-based compensation expense related to employees	—	45,287	—	—	—	45,287
Other comprehensive income, net of tax	—	—	—	1,956	—	1,956
Net income	—	—	—	—	620,000	620,000

Balance as of December 31, 2012	$774	$693,212	$(1,955,328)	$14,606	$4,593,045	$3,346,309

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income	$452,826	$543,966	$620,000
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	6,890	7,620	7,861
Amortization of premium and accretion of discount on marketable securities, net	14,428	28,092	33,784
Other than temporary impairment net of gain on sale of marketable securities previously impaired	785	(2,017)	—
Realized gain on sale of marketable securities, net	(974)	(672)	(1,436)
Amortization of intangible assets	51,876	43,925	7,028
Stock-based compensation	35,180	39,835	45,287
Deferred income taxes, net	(11,674)	(11,552)	(1,453)
Excess tax benefit from stock-based compensation	(4,763)	(7,956)	(11,128)
Accrued severance pay, net	(55)	(546)	57
Decrease (increase) in trade receivables, net of allowances for doubtful accounts and sales reserves	536	(73,674)	(16,337)
Decrease (increase) in prepaid expenses and other current assets and other assets	(5,742)	(4,917)	4,592
Increase (decrease) in trade payables	789	(5,999)	5,445
Increase in employees and payroll accruals	13,647	8,988	958
Increase in accrued expenses and other liabilities	97,178	90,384	117,371
Increase in deferred revenues	37,649	87,487	37,512

Net cash provided by operating activities	688,576	742,964	849,541

Cash flows from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	(13,957)	(15,060)	—
Proceeds from maturity of marketable securities	605,725	820,365	991,578
Proceeds from sale of marketable securities	44,096	23,655	242,074
Investment in marketable securities	(1,090,416)	(1,173,398)	(1,589,115)
Investment in short-term deposits	—	(222,455)	(10,602)
Purchase of property and equipment	(4,910)	(7,195)	(8,195)

Net cash used in investing activities	(459,462)	(574,088)	(374,260)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from financing activities:

Proceeds from issuance of shares under stock purchase plan and upon exercise of options	103,815	71,493	61,011
Acquisition of non-controlling interest in Sofaware	—	(6,556)	—

Purchase of treasury shares at cost	(200,000)	(300,000)	(466,164)
Excess tax benefit from stock-based compensation	4,763	7,956	11,128

Net cash used in financing activities	(91,422)	(227,107)	(394,025)

Increase (decrease) in cash and cash equivalents	137,692	(58,231)	81,256
Cash and cash equivalents at the beginning of the year	414,085	551,777	493,546

Cash and cash equivalents at the end of the year	$551,777	$493,546	$574,802

Supplemental disclosure of cash flow information:

Cash paid during the year for income taxes	$59,945	$63,593	$85,897

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:- GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively, the “Company” or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware (appliance) and software products and subscriptions, by offering network security, data security and management solutions for enterprise networks and service providers.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network and data security products, including licenses, related software updates, maintenance and subscriptions. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”), including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Security Service Providers (“MSPs”).

b.	During 2010 and 2011, approximately 35% of the Company’s revenues were derived from two channel partners, 18% from one channel partner and 17% from the other. During 2012 approximately 32% of the Company’s revenues were derived from the same two channel partners, 16% from each of them. Trade receivable balances from these two channel partners aggregated to $ 132,127 and $ 117,394 as of December 31, 2011 and 2012, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company’s management evaluates estimates, including those related to accounts receivable and sales allowances, fair values of financial instruments, fair values and useful lives of intangible assets, fair values of stock-based awards, deferred taxes and income tax uncertainties, and contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

b.	Financial statements in United States dollars:

Most of the Company’s revenues and costs are denominated in United States dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is the Company’s functional and reporting currency.

Accordingly, non-dollar transactions and balances have been re-measured into the functional currency in accordance with ASC No. 830, “Foreign Currency Matters”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

e.	Short-term deposits:

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

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain (impairment net of gains) on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

During 2010, 2011 and 2012 gain on sale of marketable securities previously impaired net of (other than temporary impairment) amounted to $ (785), $ 2,017 and $ 0, respectively.

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

Property and equipment are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2010, 2011 and 2012, no impairment losses have been recorded.

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

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. In September 2011, the FASB issued guidance which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

For each of the three years in the period ended December 31, 2012, no impairment losses have been identified.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 2 to 20 years. Acquired customer arrangements are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in accelerated amortization of such customer arrangements as compared to the straight-line method. Other intangible assets consist primarily of core technology, trademarks and trade names and are amortized over their estimated useful lives on a straight-line basis.

The carrying amount of these assets to be held and used is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset (or asset group) to the future undiscounted cash flows the asset (or asset group) is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. During 2010, 2011 and 2012, no impairment loss was recorded.

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

Research and development costs are charged to the statements of income as incurred. ASC 985-20, “Software- Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

k.	Revenue recognition:

The Company derives its revenues mainly from sales of hardware and software products, maintenance and subscription. The Company’s products are generally integrated with software that is essential to the functionality of the product. The Company sells its products primarily through channel partners including distributors, resellers, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Service Providers (“MSPs”), all of whom are considered end-users. The Company also sells certain products directly to end users primarily through its web site.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s software updates and maintenance provides customers with rights to unspecified software product upgrades released during the term of the agreement. The Company’s support offerings include multiple services to customers, primarily telephone access to technical support personnel and hardware support services. Subscription includes other security solutions sold as a service or annuity. Revenues from software updates, maintenance and subscriptions are recognized ratably over the term of the agreement.

Revenues are recognized when persuasive evidence of an arrangement exists, the product or software license has been delivered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

Starting January 1, 2011 the Company adopted the guidance of ASU 2009-14, Certain Arrangements That Include Software Elements, (“ASU 2009-14”) and ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (“ASU 2009-13”). ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available. The amendment eliminates the residual method of revenue allocation and requires revenue to be allocated using the relative selling price method.

As such, the Company prospectively applied these provisions to all revenue arrangements entered into or materially modified from January 1, 2011. This guidance does not generally change the units of accounting for the Company’s revenue transactions. The Company’s products and services generally qualify as separate units of accounting. Revenues from multiple element arrangement that include products, software updates and maintenance and subscription are separated into their various elements using the relative selling price method based on either VSOE or ESP, as described below.

The Company established VSOE of fair value for software updates and maintenance and for subscription based on the renewal prices charged for such services.

For products, the Company determined the fair value based on ESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices and competition.

The Company applied software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all software arrangements since January 1, 2011 and to all transactions entered into prior to January 1, 2011 involving the sale of software products and hardware products that include software. As required by ASC 985-605, the Company determined the value of the delivered elements of its multiple-element arrangements using the residual method when VSOE of fair value exists for the undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues represent mainly the unrecognized revenue billed for licensed software, software updates, maintenance and subscription. Such revenues are recognized ratably over the term of the related agreement.

The Company records a provision for estimated sales returns, stock rotations and other rights granted to customers on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 10,117 and $ 10,330 as of December 31, 2011 and 2012, respectively.

l.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging, shipping, and license fees paid to third parties.

Cost of software updates, maintenance and subscriptions is comprised of cost of post-sale customer support, shipping and license fees paid to third parties.

Amortization of technology is comprised of amortization of core technology assets which are used in the Company’s operations, and is presented separately as part of cost of revenues.

m.	Severance pay:

The Company’s liability for severance pay for periods prior to January 1, 2007, is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The Company recorded as expenses the increase in the severance liability, net of earnings (losses) from the related investment fund. Employees were entitled to one month’s salary for each year of employment, or a portion thereof. Until January 1, 2007, the Company’s liability was partially funded by monthly payments deposited with insurers; any unfunded amounts are covered by a provision established by the Company.

The carrying value of deposited funds in respect to the severance liability for services prior to January 1, 2007, includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements.

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2010, 2011 and 2012, were $ 4,053, $ 4,823 and $ 5,113, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 17 per year (and an additional amount of $ 5.5 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2010, 2011 and 2012, the Company’s match amounted to $ 904, $ 991 and $ 954, respectively.

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

ASC 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. The Company accrues interest related to unrecognized tax benefits in its taxes on income.

p.	Advertising costs:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012, were $ 3,098, $ 2,918 and $ 3,239, respectively.

q.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

The Company’s cash and cash equivalents, short-term deposits and marketable securities are held mainly by the Company’s Singaporean subsidiary, the U.S. subsidiary and Check Point Ltd., are invested in Israeli shekel, dollar and dollar-linked investments, and are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be withdrawn upon demand and therefore bear low risk.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically diversified and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are recorded at a specific rate, based upon the age of the receivable, the collection history and current economic trends. Allowance for doubtful accounts amounted to $ 6,722 and $ 7,106 as of December 31, 2011 and 2012, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts.

Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 97, $ 702 and $ 855 in 2010, 2011 and 2012, respectively. Total write offs during 2010, 2011 and 2012 amounted to $ 1,575, $ 1,076 and $ 471, respectively.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2011 and 2012, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 34,676 and $ 100,865, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). The net gains (losses) recognized in “financial income, net” during 2010, 2011 and 2012 were $ 10,848, $ (240) and $ 3,483, respectively.

During 2011 and 2012, the Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels, Euros and British Pounds. As of December 31, 2011 and December 31, 2012, the Company had outstanding forward contracts in the notional amount of $ 16,762 and $ 25,878, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). These contracts met the requirement for cash flow hedge accounting and as such during 2010, 2011 and 2012 gains/(losses) in the amount of $ 428, $ 208 and $ (122), respectively, were recognized when the related expenses were incurred and classified in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2011 and 2012 amounted to loss of $ (327) and gain of $ 1,445, respectively.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,147,378, 1,342,904 and 3,811,680 for 2010, 2011 and 2012, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of options granted and Employee Stock Purchase Plan in 2010, 2011 and 2012 is estimated at the date of grant using a Black-Scholes-Merton options pricing model with the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2010	2011	2012
Expected volatility	31.99%	29.59%	29.37%
Risk-free interest rate	1.97%	2.04%	0.75%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	5.71	5.84	5.58

Employee Stock Purchase Plan
Expected volatility	20.20%	23.94%	32.04%
Risk-free interest rate	0.16%	0.14%	0.09%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

u.	Fair value of financial instruments:

The Company measures its investments in money market funds classified as cash equivalents, marketable securities and auction rate securities, and its foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 —	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 —	Unobservable inputs for the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

v.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available for sale securities.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a separate component of shareholders’ equity.

The Company reissues treasury shares under the stock purchase plan, upon exercise of option and upon vesting of restricted stock units. Reissuance of treasury shares is accounted for in accordance with ASC 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein; otherwise to retained earnings.

x.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

y.	Impact of recently issued accounting standards:

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income.” Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income (“AOCI”) by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on the Company’s consolidated results of operations or financial condition.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2011				2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$504,749	$3,534	$(237)	$508,046	$599,614	$2,738	$(20)	$602,332
Government-sponsored enterprises debentures	40,088	238	—	40,326	59,719	271	—	59,990
Government and corporate debentures - floating interest rate	95,086	129	(48)	95,167	33,096	61	(1)	33,156

	$639,923	$3,901	$(285)	$643,539	$692,429	$3,070	$(21)	$695,478

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2011				2012
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,103,254	$14,854	$(2,058)	$1,116,050	$1,327,086	$13,094	$(731)	$1,339,449
Government-sponsored enterprises	295,235	2,061	(151)	297,145	382,758	2,170	(39)	384,889
Government and corporate debentures - floating interest rate	102,161	160	(1,729)	100,592	64,694	304	(6)	64,992
Auction rate securities	6,078	—	—	6,078	2,697	—	—	2,697

	$1,506,728	$17,075	$(3,938)	$1,519,865	$1,777,235	$15,568	$(776)	$1,792,027

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2011
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$267,326	$(2,225)	$27,490	$(69)	$294,816	$(2,294)
Government-sponsored enterprises	131,540	(151)	—	—	131,540	(151)
Government and corporate debentures - floating interest rate	66,426	(1,634)	14,741	(144)	81,167	(1,778)

	$465,292	$(4,010)	$42,231	$(213)	$507,523	$(4,223)

	December 31, 2012
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$352,886	$(747)	$6,046	$(4)	$358,932	$(751)
Government-sponsored enterprises	39,883	(39)	252	(0)	40,135	(39)
Government and corporate debentures - floating interest rate	6,213	(6)	6,249	(1)	12,462	(7)

	$398,982	$(792)	$12,547	$(5)	$411,529	$(797)

As of December 31, 2011 and 2012, interest receivable amounted to $ 16,352 and $ 16,622, respectively, and is included within other current assets in the balance sheets.

NOTE 4:- FAIR VALUE MEASUREMENTS

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

Investments in auction rate securities are classified within Level 3. The Company values the Level 3 investments based on an externally developed valuation using discounted cash flow model, whose inputs include interest rate curves, credit spreads, bond prices, volatilities and illiquidity considerations and/or existing market pricing. Unobservable inputs used in these models are significant to the fair value of the investments.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$303,780	$—	$—	$303,780
Marketable securities:
Government and corporate debentures - fixed interest rate	—	1,624,096	—	1,624,096
Government-sponsored enterprises	—	337,471	—	337,471
Government and corporate debentures - floating interest rate	—	195,759	—	195,759
Auction rate securities	—	—	6,078	6,078
Foreign currency derivative contracts	—	(351)	—	(351)

Total financial assets	$303,780	$2,156,975	$6,078	$2,466,833

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$169,894	$—	$—	$169,894
Marketable securities:
Government and corporate debentures - fixed interest rate	—	1,941,781	—	1,941,781
Government-sponsored enterprises	—	444,879	—	444,879
Government and corporate debentures - floating interest rate	—	98,148	—	98,148
Auction rate securities	—	—	2,697	2,697
Foreign currency derivative contracts	—	1,469	—	1,469

Total financial assets	$169,894	$2,486,277	$2,697	$2,658,868

The following table presents the changes in Level 3 instruments measured on a recurring basis for the year ended December 31, 2012:

Auction rate securities
Balance at January 1, 2011	$7,990
Recognized gains in income	2,017
Securities sold during 2011	(3,929)

Balance at December 31, 2011	6,078
Securities sold during 2012	(3,381)

Balance at December 31, 2012	$2,697

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2012
Cost:
Computers and peripheral equipment	$58,779	$64,026
Office furniture and equipment	5,728	5,966
Building	33,863	34,396
Leasehold improvement	4,466	5,393

	102,836	109,781
Accumulated depreciation	66,197	72,808

Property and equipment, net	$36,639	$36,973

NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Changes in goodwill in the years ended December 31, 2011 and 2012 are as follows:

	2011	2012
Goodwill, beginning of year	$717,052	$727,875
Acquisitions	10,823	—

Goodwill, end of year	$727,875	$727,875

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful life	December 31,
		2011	2012
Original amount:
Core technology	3 - 8	$143,748	$131,797
Trademarks and trade names	3 - 20	26,476	26,476
Customer relationships	2 - 6	68,597	55,108

		238,821	213,381

Accumulated amortization:
Core technology		137,736	129,767
Trademarks and trade names		9,070	10,738
Customer relationships		65,776	53,665

		212,582	194,170

Other intangible assets, net:
Core technology		6,012	2,030
Trademarks and trade names		17,406	15,738
Customer relationships		2,821	1,443

		$26,239	$19,211

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of other intangible assets as of December 31, 2012 is as follows:

2013	$3,020
2014	2,142
2015	2,023
2016	1,899
2017	1,817
Thereafter	8,310

$19,211

NOTE 7:- EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2011 and 2012, employees and payroll accruals include a total amount of $ 4,512 and $ 4,351, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

NOTE 8:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2011	2012
Income taxes payable	$72, 673	$111,558
Accrued products and licenses costs	27,582	35,731
Current deferred tax liability, net	6,362	8,546
Marketing expenses payable	11,834	9,126
Legal accrual	21,978	38,010
Purchase commitment to subcontractors	6,815	5,376
Accrued expenses	30,608	37,855

	$177,852	$246,202

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements that expire between 2013 and 2016. Certain of these agreements have immaterial free rent payment provisions. The Company recognizes rent expense under such arrangements on a straight-line basis.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2012, were as follows:

2013	$4,873
2014	3,622
2015	2,043
2016	139

$10,677

Rent expenses for the years ended December 31, 2010, 2011 and 2012, were $ 6,193, $ 5,950 and $ 5,408, respectively.

b.	Litigation:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

In particular, following audits of the Company’s 2002 through 2007 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders challenging its positions on several issues, including matters such as the tax consequences of investment outside Israel of funds earned, deductibility of expenses attributable to employee stock options, percentage of foreign ownership of its shares which might influence the tax benefits derived from its approved enterprises, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary and deductibility of research and development expenses. A significant amount in dispute relates to the treatment of financial income on cash that is held and managed by the Company’s wholly-owned Singapore subsidiary, which the ITA is seeking to tax in Israel. In an additional challenge to this amount, the ITA reclassified the transfer of funds from Check Point to its subsidiary in Singapore as a dividend for purposes of the Law for the Encouragement of Capital Investments, which would result in tax on the funds transferred. The ITA orders also contest its positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 2,819 million (approximately $755,000) with respect to these six tax years (this amount includes interest through December 31, 2012). The Company has appealed the orders relating to all six years with the Tel Aviv District Court, and these appeals are pending. There can be no assurance that the court will accept the Company’s positions on these matters or others and, in such an event, the Company may record additional tax expenses if these matters are settled for amounts in excess of its current provisions. In addition, the ITA has issued assessments for the 2008 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 254 million (approximately $68,000) with respect to this year, including interest through the assessment date of December 30, 2012. The Company expects to file objections to these assessments. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order for the 2008 tax year will be issued.

The Company is currently named as a defendant in two patent related lawsuits and has filed for a declaratory judgment in another patent related case. All of the plaintiffs or adversaries are non-practicing entities. They are businesses established to hold the patents and they are seeking monetary

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 9:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

damages by alleging that a product feature infringes a patent. The Company currently intends to vigorously defend these claims. However, as with most litigation, the outcome is difficult to determine. At this time, the Company does not expect the ultimate resolution of these litigation matters to be material to its business, results of operations and financial condition. The Company believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.

Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims, lease termination claims and other legal proceedings in the normal course of its business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is neither probable nor reasonably possible.

NOTE 10:- TAXES ON INCOME

a.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2011	2012
Beginning balance	$169,370	$219,469
Increases related to tax positions taken during prior years	19,679	38,209
Increases related to tax positions taken during the current year	30,420	11,361
Decreases related to expiration of statute of limitations	—	(9,493)

Ending balance	$219,469	$259,546

The entire balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

During the years ended December 31, 2010, 2011 and 2012, the Company recorded $ 10,695, $ 13,587 and $ 15,032 respectively for interest expense related to uncertain tax positions. As of December 31, 2011 and 2012, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 48,027 and $ 63,059 respectively, which is included within income tax accrual on the balance sheets.

The Israeli Tax Authority (“ITA”) issued orders with respect to income tax returns of Check Point Ltd. for years 2002 through 2007 in the aggregate amount of NIS 2,819 million (approximately $755,000). The ITA also issued, on December 30, 2012, a preliminary assessment with respect to the 2008 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 254 million (approximately $68,000) with respect to this year including interest as of the assessment date. The Company expects to file objections to these assessments. There can be no assurance that the ITA will accept the Company’s positions on matters raised and, if it does not, an order for the 2008 tax year will be issued. (see Note 9b).

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry forward tax losses and overall credit carry-forward position, except for tax years 2005 through 2008.

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

b.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

Various production and development facilities of Check Point Ltd. have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

The benefits available to an Approved Enterprise and Privileged Enterprise relate only to taxable income attributable to the specific investment program and are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If the Company does not fulfill these conditions, in whole or in part, the benefits can be cancelled and the Company may be required to refund the benefits, in an amount linked to the Israeli consumer price index plus interest.

In December 2010 new legislation amending the Investment Law was adopted. This new legislation was effective as of January 1, 2011 and applies to preferred income produced or generated by a preferred company from the effective date. Under this new legislation, a uniform corporate tax rate applies to all qualifying income of certain Industrial Companies (“Preferred Enterprise”), as opposed to the previous law’s incentives, which were limited to income from Approved Enterprises and Privileged Enterprises during their benefits period. Under the new legislation, the uniform tax rates are as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%.

Under the transition provisions of the new legislation, a Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. In 2012, the Company decided to implement the new law and therefore commencing January 1, 2012 its qualifying income was subject to 15% corporate tax rate.

Out of the Company’s retained earnings as of December 31, 2012, $ 713,007 are tax-exempt attributable to its Approved Enterprise programs. If such tax-exempt income is distributed in a manner other than upon complete liquidation of the Company, it would be taxed at the reduced

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

corporate tax rate applicable to such profits (between 20%-25%), and an income tax liability of up to $ 163,617 would be incurred as of December 31, 2012.

Out of the Company’s retained earnings as of December 31, 2012, the Company had $ 986,433 tax-exempt income attributed to its Privileged Enterprise plans. In case of distribution or complete liquidation of the Company, it would be taxed at the reduced corporate tax rate between 15%-20% and an income tax liability of up to $ 157,991 would be incurred as of December 31, 2012.

Income attributable to Preferred Enterprises will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend to an Israeli company, no withholding tax will be remitted.

The Company currently intends to reinvest its tax-exempt income and does not intend to distribute such income as a dividend. Accordingly, no deferred income taxes have been provided on income attributable to its Approved Enterprise and Privileged Enterprise programs.

Through December 31, 2012, the Company repurchased 94,314,818 of its ordinary shares in a total amount of $ 2,534,741. The Company’s retained earnings attributed to taxable income are higher than the total amount used for the repurchase of the shares and therefore should not trigger a deemed-dividend event. For further information about the Company’s repurchase program refer to Note 11e.

Income from sources other than the Approved, Privileged or Preferred Enterprise programs is subject to tax at regular Israeli corporate tax rate.

Temporary, partial tax relief for repatriation of exempt income:

On November 5, 2012, the Israeli Parliament approved a final bill regarding repatriations of trapped earnings out of Approved/Privileged Enterprises. The temporary provisions have come into effect as of its official publication (December 2012). The Israeli government agreed to grant relief of 30%-60% on the amount of tax which should have been paid on distributable earnings in order to encourage companies to pay the reduced taxes during the next 12 months (the “temporary order”). The temporary order provides partial relief from Israeli corporate income tax for companies which opt to enjoy the privilege, on a linear basis: greater release of “trapped” retained earnings will result in a higher relief from corporate income tax. According to the new linear statutory formula, the corporate income tax to be paid, would vary from 6% to 17.5% effective tax rate (depends on the Company’s corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved), without taking into account the 15% dividend withholding tax (which should be levied only upon actual distribution, if any). The reduced corporate tax is payable within 30 days of making the election. The new temporary order does not require the actual distribution of the retained earnings, nor does it provide any relief from the 15% dividend withholding tax.

The partial corporate income tax relief is available to companies that elect to implement the temporary reduced tax relief by November 12, 2013 in respect of exempt retained earnings accrued up until December 31, 2011, provided that up to 30% (the exact rate is calculated by a new statutory formula) of the “released” earnings are re-invested in Israel in at least one of the following: Industrial activities, Research and development activities, Assets used by the company,

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

Salaries of newly recruited employees, for a period of up to 5 years. The company continues to evaluate the new amendment and temporary provision and its implications to the company.

3.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, Check Point Ltd. calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31st of each year.

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

Israeli income taxes and foreign withholding taxes were not provided for undistributed earnings of the Company’s foreign subsidiaries. Undistributed earnings amounted to $ 150,842 as of December 31, 2012. The Company’s board of directors has determined that the Company does not currently intend to distribute any amounts of its undistributed earnings as dividend. The Company intends to reinvest these earnings indefinitely in the foreign subsidiaries. Accordingly, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2011 and 2012, the Company’s deferred taxes were in respect of the following:

	December 31,
	2011	2012
Carry forward tax losses	$263,085	$249,270
Deferred revenues	3,862	4,221
Employee stock based compensation	15,105	15,642
Accrued employee costs	5,317	4,825
Reserves and allowances	2,238	2,540
Property and equipment	1,404	1,254
Marketable securities amortization	3,202	4,962
Intangible assets	7,218	5,794
Tax credits	2,213	2,618

Deferred tax assets before valuation allowance	303,644	291,126
Valuation allowance	(260,251)	(246,785)

Deferred tax asset	43,393	44,341

Intangible assets	(8,706)	(7,927)
Unrealized gains on marketable securities, net	(3,876)	(4,428)
Other	(509)	(783)

Deferred tax liability	(13,091)	(13,138)

Deferred tax asset, net	$30,302	$31,203

	December 31,
	2011	2012
Domestic:
Current deferred tax asset, net	$4,240	$4,862
Non-current deferred tax asset, net	14,616	14,403
Current deferred tax liability, net	(2,280)	(2,799)

	16,576	16,466

Foreign:
Current deferred tax asset, net	8,402	9,334
Current deferred tax liability, net	(4,082)	(5,747)
Non-current deferred tax asset, net	10,680	11,150
Non-current deferred tax liability	(1,274)	—

	13,726	14,737

	$30,302	$31,203

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

Current deferred tax asset, net, is included within other current assets in the balance sheets. Current deferred tax liability, net, is included within accrued expenses and other liabilities in the balance sheets.

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss related to excess tax deduction from options exercised prior to the adoption of ASC 718 and tax credits.

Through December 31, 2012, the U.S. subsidiaries had a U.S. federal loss carry forward of approximately $ 638,104 resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income expiring before 2025. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2012, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $ 263,967, which expire between fiscal 2013 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2012, the U.S. subsidiaries had research and development tax credits of approximately $ 13,000, which expire between fiscal 2019 and fiscal 2031 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2010	2011	2012
Domestic	$540,402	$655,486	$725,651
Foreign	23,991	27,728	61,216

	$564,393	$683,214	$786,867

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2010	2011	2012
Current	$123,241	$150,800	$168,320
Deferred	(11,674)	(11,552)	(1,453)

	$111,567	$139,248	$166,867

Domestic	$110,318	$134,242	$152,040
Foreign	1,249	5,006	14,827

	$111,567	$139,248	$166,867

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2010	2011	2012
Domestic taxes:
Current	$112,475	$138,686	$152,453
Deferred	(2,157)	(4,444)	(413)

	110,318	134,242	152,040

Foreign taxes - US:
Federal taxes:
Current	6,608	7,809	10,725
Deferred	(792)	748	(244)

	5,816	8,557	10,481

State taxes:
Current	1,243	1,061	1,995
Deferred	(52)	819	(111)

	1,191	1,880	1,884

Other international locations:
Current	2,915	3,245	3,149
Deferred	(8,673)	(8,676)	(687)

	(5,758)	(5,431)	2,462

Total foreign taxes	1,249	5,006	14,827

Taxes on income	$111,567	$139,248	$166,867

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2010	2011	2012
Income before taxes as reported in the statements of income	$564,393	$683,214	$786,867

Statutory tax rate in Israel	25%	24%	25%
Decrease in taxes resulting from:
Effect of “Approved, Privileged or Preferred Enterprise” status *)	(8%)	(6%)	(7%)
Stock based compensation – nondeductible expense	1%	**)	**)
Others, net	2%	2%	3%

Effective tax rate	20%	20%	21%

*) Basic earnings per share amounts of the benefit resulting from the “Approved, Privileged or Preferred Enterprise” status	$0.20	$0.21	$0.24

Diluted earnings per share amounts of the benefit resulting from the “Approved, Privileged or Preferred Enterprise” status	$0.20	$0.20	$0.23

**) Representan amount less than 1%

NOTE 11:- SHAREHOLDERS’ EQUITY

a.	General:

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

The Company reserved a total of 6,000,000 ordinary shares for issuance under the ESPP. Eligible employees may use up to 15% of their salaries to purchase ordinary shares but no more than 1,250 shares per participant on any purchase date. The ESPP is implemented through an offering every six

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

months. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date.

During 2010, 2011 and 2012, employees purchased 433,940, 374,050 and 309,559 ordinary shares at average prices of $ 24.97, $ 34.14 and $ 44.15 per share, respectively.

As of December 31, 2012, 1,421,363 ordinary shares were available for future issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2010, 2011 and 2012, the Company recognized $ 2,940, $ 3,400 and $ 4,313, respectively, of compensation expense in connection with the ESPP.

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

Under the Company’s 2005 equity incentive plans (the “2005 Plans”), options are granted to employees, officers and directors at an exercise price equal to at least the fair market value of the share at the date of grant and are granted for periods not to exceed seven years. Options granted under the 2005 Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. The Company can also issue a variety of other equity incentives under the 2005 Plans. In addition to granting stock options, since 2006, the Company started to routinely grant Restricted Stock Units (“RSUs”) under the 2005 Plans. The Company does not record compensation expenses for performance based awards for which the performance targets were not reached. RSUs vest over a four year period of employment and may be subject to performance criteria. RSUs that are cancelled or forfeited become available for future grants.

Under the 2005 Plans, the Company’s non-employee directors receive an automatic annual option grant.

Under the terms of the 2005 Plans, options to purchase 50,000,000 ordinary shares were reserved for issuance (increasing by 5,000,000 ordinary shares on January 1 of each year beginning January 1, 2006), out of which as of December 31, 2012, 62,575,893 ordinary shares were available for future grant under the 2005 Plans. As of December 31, 2012, 14,426,275 options and RSUs were outstanding under the 2005 Plans and 1,359 were outstanding under the Zone Labs plan.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands			Weighted average exercise price
	2010	2011	2012	2010	2011	2012
Outstanding at beginning of year	16,601	14,192	13,337	$23.12	$23.85	$28.50
Granted	2,139	2,125	2,955	$30.69	$52.92	$54.24
Exercised	(4,062)	(2,324)	(1,944)	$24.15	$22.83	$21.80
Expired	(470)	(602)	—	$26.57	$26.97	—
Forfeited	(16)	(54)	(900)	$21.95	$27.89	$26.69

Outstanding at December 31,	14,192	13,337 *)	13,448	$23.85	$28.50	$35.24

Exercisable at December 31,	8,695	8,429	8,530	$22.09	$24.21	$28.20

*)	As of December 31, 2012 , approximately 13.2 million options are vested and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

	Year ended December 31, 2012
	Options	Aggregate intrinsic value
	In thousands
Outstanding at beginning of year	13,337	$321,753
Granted	2,955	N/A
Exercised	(1,944)
Forfeited	(900)	N/A

Outstanding as of December 31,	13,448	$196,927

Exercisable as of December 31,	8,530	$173,229

The total intrinsic value of options exercised during the years 2012, 2011 and 2010 was $ 61,564, $ 73,973 and $ 55,801, respectively.

The weighted average fair values at grant date of options granted for the years ended December 31, 2010, 2011 and 2012, with an exercise price equal to the market value at the date of grant were $ 9.09, $ 17.04 and $ 15.52, respectively.

The following table summarizes information relating to RSUs, as well as changes to such awards during 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012
	Number in thousands
Outstanding at beginning of year	1,612	1,254	1,111
Granted	371	389	395
Vested	(530)	(425)	(415)
Forfeited	(199)	(107)	(111)

Outstanding as of December 31,	1,254	1,111	980

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2010, 2011 and 2012 were $ 36.43, $ 51.89 and $ 54.76, respectively.

The total fair value of shares vested during the years 2012, 2011 and 2010 was $ 26,164, $ 24,190 and $ 24,263, respectively.

The options outstanding as of December 31, 2012, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price $	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
			$			$
6.08	1	1.13	6.08	1	1.13	6.08
16.80	1,579	0.58	16.80	1,579	0.58	16.80
18.56-21.95	290	2.98	21.80	215	2.85	21.74
23.35-24.01	3,260	2.02	23.77	3,260	2.02	23.77
26.47	1,100	3.57	26.47	900	3.58	26.47
26.77-29.49	1,903	4.38	29.15	1,123	4.44	29.34
32.31-35.79	316	4.20	34.73	110	4.18	34.52
42.85-47.27	114	6.29	45.02	12	4.86	43.95
51.98-53.05	2,060	5.38	52.91	905	5.38	52.97
53.67-55.95	2,825	6.39	54.49	425	6.42	53.69

6.08-55.95	13,448	3.85	35.24	8,530	2.86	28.20

As of December 31, 2012, the Company had approximately $ 100,211 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock units, expected to be recognized over a weighted average period of 2.02 years.

e.	Since 2003, the Company’s board of directors has approved nine programs to repurchase ordinary shares for a total of $ 2,150,000. The first through fifth programs were announced between 2003 and 2008. The sixth program was announced on January 27, 2010, and authorized the repurchase of up to $ 250,000 of the Company’s ordinary shares. The seventh program was announced on February 3, 2011, and authorized the repurchase of up to $ 300,000 of the Company’s ordinary shares. The eighth program was announced on February 2, 2012, and authorized the repurchase of up to $ 300,000 of the Company’s ordinary shares. The ninth program was announced on July 18, 2012, and authorized the repurchase of up to $ 1,000,000 of the Company’s ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2010	2011	2012
Net income	$452,826	$543,966	$620,000

Weighted average ordinary shares outstanding (in thousands)	208,106	206,917	203,918

Dilutive effect:
Employee stock options and RSUs (in thousands)	4,827	7,005	5,252

Diluted weighted average ordinary shares outstanding (in thousands)	212,933	213,922	209,170

Basic earnings per ordinary share	$2.18	$2.63	$3.04

Diluted earnings per ordinary share	$2.13	$2.54	$2.96

NOTE 13:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following presents total revenues for the years ended December 31, 2010, 2011 and 2012, and long-lived assets as of December 31, 2011 and 2012, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2010	2011	2012
Americas, principally U.S.	$479,692	$553,843	$603,605
Europe	440,620	488,632	501,547
Asia, Middle-East and Africa	177,556	204,511	237,543

	$1,097,868	$1,246,986	$1,342,695

2.	Long-lived assets:

	December 31,
	2011	2012
U.S.	$202,461	$201,147
Israel	92,610	89,907
Sweden	494,895	492,301
Rest of the world	787	704

	$790,753	$784,059

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 13:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Financial income, net:

	Year ended December 31,
	2010	2011	2012
Financial income:
Interest income	$53,567	$68,351	$73,711
Realized gain on sale of marketable securities	974	672	1,436
Foreign currency re-measurement gain and others	—	14	873

	54,541	69,037	76,020

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	14,428	28,092	33,784
Foreign currency re-measurement loss	2,808	—	—
Others	7,141	1,922	1,904

	24,377	30,014	35,688

	$30,164	$39,023	$40,332

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

Date: March 19, 2013