Form 20-F
period 2013-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2014-03-28
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             . to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

5 Ha’Solelim Street, Tel Aviv 6789705, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2013. 192,262,757 Ordinary Shares, nominal value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Forward-Looking Statements

Some of the statements contained in this Annual Report on Form 20-F are forward-looking statements that involve risks and uncertainties. The statements contained in this Annual Report on Form 20-F that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements regarding: our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products; future amounts and sources of our revenue; our future costs and expenses; the adequacy of our capital resources; our expectations with respect to share repurchases by us and dividend payments by us; our ongoing relationships with our current and future customers and channel partners; and our other expectations, beliefs, intentions and strategies. In some cases, you can identify forward-looking statements by terminology, such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These statements are subject to known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. Many of these risks, uncertainties and assumptions are described in the risk factors set forth in “Item 3 – Key Information – Risk Factors” and elsewhere in this Annual Report on Form 20-F. All forward-looking statements included in this Annual Report on Form 20-F, are based on information available to us on the date of the filing. We undertake no obligation to update or revise any of the forward-looking statements after the date of the filing, except as required by applicable law.

PART I

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2009 to 2013. The selected consolidated statement of income data for the years 2011, 2012 and 2013, and the selected consolidated balance sheet data at December 31, 2012 and 2013, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009, 2010 and 2011, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$924,417	$1,097,868	$1,246,986	$1,342,695	$1,394,105
Operating expenses (*):
Cost of revenues	133,270	163,973	175,683	159,161	162,634
Research and development	89,743	105,748	110,147	111,911	121,764
Selling and marketing	220,877	235,301	253,800	255,345	276,067
General and administrative	56,409	57,244	65,182	69,743	72,735
Restructuring and other acquisition related costs	9,101	588	—	—	—
Total operating expenses	509,400	562,854	604,812	596,160	633,200
Operating income	415,017	535,014	642,174	746,535	760,905
Financial income, net	32,058	30,164	39,023	40,332	34,003
Net gain (impairment net of gains) on sale of marketable securities previously impaired	(1,277)	(785)	2,017	—	928
Income before taxes on income	445,798	564,393	683,214	786,867	795,836
Taxes on income	88,275	111,567	139,248	166,867	143,036
Net income	$357,523	$452,826	$543,966	$620,000	$652,800
Basic earnings per ordinary share	$1.71	$2.18	$2.63	$3.04	$3.34
Shares used in computing basic earnings per ordinary share Net income	209,371	208,106	206,917	203,918	195,647
Diluted earnings per ordinary share	$1.68	$2.13	$2.54	$2.96	$3.27
Shares used in computing diluted earnings per ordinary share	212,208	212,933	213,922	209,170	199,487

(*)	Including pre-tax charges for amortization of intangible assets and stock based compensation in the following items:

Amortization of intangible assets
Cost of revenues	$28,224	$32,826	$31,171	$3,982	$612
Selling and marketing	22,429	16,309	12,754	3,046	2,408
Research and development	—	2,741	—	—	—
Stock-based compensation
Cost of revenues	$688	$1,033	$967	$829	$1,048
Research and development	6,649	7,325	7,471	8,594	9,001
Selling and marketing	5,032	7,279	7,888	9,677	11,193
General and administrative	18,538	19,543	23,509	26,187	29,870

	December 31,
	2009	2010	2011	2012	2013
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$648,944	$753,672	$1,007,533	$1,061,143	$613,464
Total assets	3,069,594	3,605,302	4,128,063	4,544,885	4,886,437
Shareholders’ equity	2,319,718	2,719,331	3,073,091	3,346,309	3,602,097
Capital stock	528,648	581,050	631,282	693,986	775,691

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

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

•	the continued adoption of “cloud” infrastructure by organizations;

•	the ability customer’s respective infrastructures to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

•	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

•	general economic conditions in the markets in which we, our customers and our suppliers operate.

In 2013, global and regional economies around the world and financial markets, remained volatile as a result of a multitude of factors, including adverse credit conditions, changes in economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging economic conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, operating results and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc. (acquired by Dell Inc.), Palo Alto Networks, Inc., WatchGuard Technologies, Inc., McAfee, Inc. (acquired by Intel Corporation), Sourcefire, Inc. (acquired by Cisco Systems Inc.), and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, International Business Machines Corporation, Hewlett-Packard, FireEye, Inc. and Websense Inc. with respect to specific products that we offer. There are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

Some of our current and potential competitors have various advantages over us, including longer operating histories; access to larger customer bases; significantly greater financial, technical and marketing resources; a broader portfolio of products, applications and services; and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios and larger customer bases may be better able to withstand a reduction in spending on information and network security solutions, as well as a general slowdown or recession in economic conditions in the markets in which they operate. In addition, some of our competitors have greater financial resources than we do, and they have offered, and in the future may offer, their products at lower prices than we do, or may bundle security products with their other offerings, which may cause us to lose sales or to reduce our prices in response to competition.

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

We may not be able to continue competing successfully against our current and future competitors, and increased competition may result in price reductions, reduced gross margins and operating margins, reduced net income, and loss of market share, any of which will materially adversely affect our business, operating results and financial condition. For additional information, see “Item 4 – Information on Check Point.”

If we fail to enhance our existing products, develop or acquire new and more technologically advanced products, or fail to successfully commercialize these products, our business and results of operations will suffer

The information and network security industry is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards in computer hardware and software technology. In particular, the markets for data security, Internet and intranet applications are rapidly evolving. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, programming tools, and computer language technology. We must also continually change our products in response to changes in network infrastructure requirements, including the expanding use of cloud computing. Further, we must continuously improve our products to protect our customers’ data and networks from evolving security threats.

Our future operating results will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis; to address the increasingly sophisticated needs of our customers; and to keep pace with technological developments, new competitive product offerings, and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have historically been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, operating results and financial condition may be materially adversely affected. For additional information, see “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete, which could adversely affect our business and results of operations” in this “Item 3 – Key Information – Risk Factors.”

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2011, 2012 and 2013, we derived approximately 58%, 55% and 56%, respectively, of our sales from our ten largest distributors. In 2011, 2012 and 2013, each of our two distributors accounted for approximately 17%, 16% and 15% of our sales, respectively. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

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

We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products.

Many components, subassemblies and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules and limited control over pricing, quality and timely delivery of components, subassemblies or modules. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. Substantial delays could have a material adverse impact on our business.

Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect. We also have extended support contracts with these suppliers and are dependent on their ability to perform over a period of years.

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products, as well as related revenues from subscriptions and from software updates and maintenance. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance and subscriptions represent an additional revenue source. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

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

We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition

We operate our business in various countries and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In November 2013, we reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly, the Company and the ITA notified the court that they have reached an agreement outside of the court and obtained the court’s approval. See also Note 11 to our Consolidated Financial Statements for further information.

We have filed for a declaratory judgment in a patent related case. The adversary is a non-practicing entity. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition.

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

We may not be able to successfully protect our intellectual property rights

We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point.” We have certain patents in the United States and in several other countries, as well as pending patent applications. We cannot assure you that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, Israel or Sweden. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to our technology. If we are unable to secure, protect and enforce our intellectual property rights, such failure could harm our brand and adversely impact our business, financial condition and results of operations.

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In addition, third-parties have in the past sent us correspondence claiming that we infringe upon their intellectual property, and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any disputes or litigation regarding intellectual property matters could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

We are exposed to various legal, business, political and economic risks associated with international operations; these risks could increase our costs, reduce future growth opportunities and affect our operating results

We operate our business primarily from Israel, we sell our products worldwide, and we generate a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners, internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, operating results and financial condition may be materially adversely affected.

Our international sales and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

•	technology import and export license requirements;

•	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

•	trade restrictions;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	declines in general economic conditions;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which has an impact on our financial statements based on currency rate fluctuations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), new SEC regulations, new amendments to the Israeli Companies Law and NASDAQ Global Select Market rules are creating increased compliance costs and uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. For example, certain provisions of Dodd-Frank are currently in the process of being implemented through regulatory action, and recently implemented provisions of Dodd-Frank remain subject to evolving application and interpretation by regulatory authorities. The implementation of these laws and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

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

In connection with our Annual Report on Form 20-F for fiscal 2013, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2013, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2013. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

Recently, the SEC adopted new rules pursuant to Dodd-Frank setting forth new disclosure requirements concerning the use of certain minerals that are mined from the Democratic Republic of Congo and adjoining countries. These new requirements have required due diligence efforts by us in 2013, with initial disclosure requirements beginning in 2014. We have incurred and expect to continue to incur costs associated with complying with these disclosure requirements, including for conducting diligence procedures to determine the sources of certain minerals that may be used or necessary to the production of our products and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. In addition, these rules could adversely affect the sourcing, supply and pricing of materials used in our products, particularly if the number of suppliers offering the minerals identified as “conflict minerals” sourced from locations other than the Democratic Republic of Congo and adjoining countries is limited. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free and/or we are unable to alter our products, processes or sources of supply to avoid such materials.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2014, our directors and executive officers owned approximately 24.0% of the voting power of our outstanding ordinary shares, or 26.7% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2014. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $3,629.9 million as of December 31, 2013. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

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

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2013, would have increased by $1.8 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2013, we incurred approximately 40% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2013, we entered into forward contracts to hedge against some of the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2013, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $236.4 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations that have not been effect in full by our hedging strategy.

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; the hostilities between Israel and Hezbollah and between Israel and Hamas; the conflict between Hamas and Fatah; as well as tensions between Israel and Iran, have also heightened these risks, including extensive hostilities in November 2012 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Israel. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

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

For the year ended December 31, 2013, our effective tax rate was 18%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in Note 11 to our consolidated financial statements.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. For example, we follow our home country law, instead of the NASDAQ

Stock Market Rules, which require that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Check Point was an industry pioneer with our FireWall-1 and our patented Stateful Inspection technology. Check Point extended its IT security innovation with the development of our Software Blade architecture. Our dynamic Software Blade architecture delivers secure, flexible and simple solutions that can be customized to meet the security needs of any organization or environment.

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

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2013 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

We were incorporated as a company under the laws of the State of Israel in 1993 under the name of “Check Point Software Technologies Ltd.” Our registered office and principal place of business is located at 5 Ha’Solelim Street, Tel Aviv 6789705 Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s web site is www.checkpoint.com. The contents of our web site are not incorporated by reference into this Annual Report on Form 20-F.

This Annual Report on Form 20-F is available on our web site. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070, U.S.A., Tel.: 650-628-2050, email: ir@us.checkpoint.com.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel: 213-627-8252.

Industry Background

Several key factors and trends affect enterprise security. These factors and trends are set forth below.

Continuing Evolution of Threats and Attacks. The continuing evolution of threats and attacks on IT systems is a major factor driving the need for enterprise security. These threats use technology, the Internet and deception to acquire sensitive information and to disrupt business operations. Some of these threats are unknown when they reach their targets, they are called “zero-day threats” and make it challenging for enterprises to proactively fight them. For example, in 2013, Check Point detected a crypted and previously unknown malware variant designed to deliver the DarkComet remote administration tool (RAT). These “crypters” disguise executables though the use of various encryption and encoding schemes, cleverly combined and recombined more than once to evade most AntiVirus solutions. These threats highlight the inner working of the family of advanced malware that are changing both the threat landscape and the range of solutions needed to defend networks and data.

Increased Data Privacy and Compliance Regulation. The mounting number of governmental regulations around the world on data privacy and compliance is also impacting enterprise security. Enterprises need to put in place data security technologies to prevent violations of applicable laws regarding data privacy and protection and to avoid experiencing data loss or data theft, which could cause enterprises to suffer reputational harm and governmental sanctions, fines and penalties. Unfortunately loss of sensitive data did not slowdown in 2013 and if anything made a big comeback. Adobe Systems, Target, Neiman Marcus and other high-profile organizations suffered large breaches involving millions of consumers. Data has long been a prime target for hackers, including financial information, intellectual property, and insider business information and authentication credentials.

Growth in Remote Connectivity. Another factor driving the need for enterprise security is the proliferation of smartphones and the growing number of people who work remotely and conduct their activities over mobile devices. Whether remote or mobile, workers need constant connectivity to the enterprise network. The need for increased connectivity has, in turn, expanded the need to safeguard and manage the access to information available over IT networks and to secure sensitive information contained on connected systems. In addition, remote and mobile users are seeking to access private enterprise networks and information. With the mobile world being one of the fastest-growing IT focus in the last couple years, it is no surprise that hackers and criminals are accelerating the development of mobile platform exploits and developing at great speed malware targeting them.

From Cloud Computing to Network Virtualization. Cloud computing, or Internet-based computing, whereby shared servers provide resources, software and data storage to computers and other devices on demand, is another trend that is driving the need for enterprise security across on-premise and in-the-cloud infrastructure. The most common form of cloud computing, known as virtualization, appeals to enterprises as a way to streamline and consolidate their IT infrastructure while reducing costs. New virtual environments and public and private clouds jeopardize enterprises’ overall security posture if they are not deployed within the appropriate security infrastructure. In addition, 2013 saw the coming of age of network virtualization, yet another emerging technology to consolidate and scale network usage. Software-defined Network technologies are making their way into corporate infrastructure in 2013 and the need to secure such new environment while keeping up with existing ones add to the complexity of IT infrastructures.

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

Check Point recently introduced the Software-defined Protection (SDP), a revolutionary security architecture that aims to protect organizations in today’s fast-evolving IT and threat landscape. Software-defined Protection offers modern security today that can effectively protect against unknown threats, through a design that is modular, agile and most importantly, secure. SDP is a three-layer security architecture comprised of enforcement, control and management layers. This framework decouples the control layer from the enforcement layer, enabling robust and highly-reliable enforcement points that obtain real-time protection updates from a software-based control layer. SDP converts threat intelligence into immediate protections and is managed by a modular and open management structure.

SDP combined with Check Point Next Generation Threat Prevention and Next Generation Firewall solutions, fed by the industry largest threat knowledge-base – ThreatCloud™ provides the most robust and agile enterprise security to fight modern malware.

Product Offerings

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “Software Blades” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), Application Control, Anti-Bot, antivirus, data loss prevention (DLP), policy management, event analysis, or multi-domain management. The new architecture allows customers to select the exact security they need from a library of over 20 Software Blades, and to combine these blades into a single, centrally-managed solution. Customers can easily extend their security solutions by adding new Software Blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console. Check Point also offers these software blades grouped into functional packages to address specific security issues. The four packages offered are: Next Generation Firewall, Next Generation Threat Prevention, Next Generation Secure Gateway and Next Generation Data Protection.

Many of the software blades that relate to Threat Prevention are fed by a cloud based threat intelligence knowledge base, introduced in 2012 –ThreatCloud™. Check Point ThreatCloud™, the first collaborative network to fight cybercrime, gathers threat data from an innovative worldwide network of threat sensors and distributes threat intelligence to security gateways around the globe. Towards the end of 2013, ThreatCloud contained over 11 million malware signatures, 2.7 million malware-infested sites and over 5,500 different botnet communication patterns. Check Point ThreatCloud powers the Threat Prevention software blades by feeding threat updates directly to customers’ gateways, enabling them to enforce pre-emptive protection against advanced threats, such as bots, Advanced Persistent Threats (APTs) and other forms of sophisticated malware.

In 2013, Check Point released the latest version of the software blades, R77. The new release includes Check Point new ThreatCloud Emulation Service and Compliance Software Blade as well as over 50 product enhancements, including Check Point HyperSpect™ performance enhancing technology, a new Central Device Management, improved user identity awareness with RADIUS and IF-MAP integration and enhancements to Check Point’s GAiA™ Unified Operating System.

•	ThreatCloud Emulation Service—Check Point’s ThreatCloud Emulation Service prevents infections from undiscovered (zero-day) exploits, new variants of malware, and targeted attacks and advanced persistent threats (APT). Part of Check Point’s leading multi-layered Threat Prevention solution, ThreatCloud Emulation Service quickly inspects suspicious files, emulates how they run to discover malicious behavior, and instantly blocks newly identified malware in email attachments, file downloads, and direct web content. Attack information is then shared with Check Point ThreatCloud for automatic protection.

•	Compliance Software Blade—The Compliance Software Blade is the first next-generation firewall-integrated and fully-automated compliance monitoring solution that leverages an extensive knowledge of regulatory requirements and over 300 security best practices. It aims at reducing the complexity of external compliance requirements and internal security mandates by providing instant notification of policy changes, by continuously assessing security posture across all Check Point Software Blades and by offering actionable recommendations to improve compliance and security.

In 2013, Check Point also introduced two new high end appliances: the 21700 and the 13500 appliances.

•	21700 Appliance—The new 21700 Appliance provides market leading security and the fastest performance in a compact 2U chassis. It offers maximum security performance straight out of the box with 78 Gbps of firewall throughput, 25 Gbps of IPS throughput and a 2,922 SecurityPower™ unit (SPU) rating.

•	13500 Appliance—The 13500 Appliance is the first in a new line of 13000 appliances designed specifically to expand the company’s data center network security offerings. It delivers fast security performance with 23.6 Gbps of real-life firewall throughput, 5.7 Gbps of real-life IPS throughput and 3,200 SecurityPower™ unit (SPU) rating.

In 2013, Check Point also focused on small enterprise branches and small and medium businesses by introducing the 1100 and 600 appliances. The new 1100 appliances provide enterprise-class security in a compact desktop package designed for branch and remote offices. They offer unparalleled performance with 1.5 Gbps of max firewall throughput, 220 Mbps of max VPN throughput and a 37 SecurityPower™ unit (SPU) rating. The new 600 appliances offer big security to small businesses, delivering powerful security to protect small businesses against the latest cyber-attacks. They provide an affordable, all-in-one security solution with market leading performance of 1.5 Gbps of firewall throughput and 37 SecurityPower™ units. Shortly after being released, the 600 appliances won the Network World Clear Choice Test Shootout that recognized Check Point for having the number one Unified Threat Management (UTM) product for small businesses.

Finally, in late 2013, Check Point and Blue Coat Systems announced that they are extending their successful, longstanding partnership. To drive market growth and continued success, Check Point will be the primary distributor for the X-Series platform in the network security firewall market and will deliver frontline support for the product.

Early this year, Check Point introduced the Software-defined Architecture, a modern security architecture powered by collaborative intelligence. This new architectural design allows ours products to respond to the changing needs of high-demanding IT infrastructures and networks, and a fast-evolving landscape where threats grow more intelligent every day. Software-defined Protection (SDP) is a new, pragmatic security architecture and methodology that offers a modular, agile and most importantly, SECURE infrastructure.

Software-defined Protection partitions the security infrastructure into three interconnected layers:

•	An Enforcement Layer that is based on physical, virtual and host-based security enforcement points and that segments the network as well as executes the protection logic in high-demand environments.

•	A Control Layer that analyzes different sources of threat information and generates protections and policies to be executed by the Enforcement Layer.

•	A Management Layer that orchestrates the infrastructure and brings the highest degree of agility to the entire architecture.

Designed to be forward-looking, the SDP architecture supports traditional network security and access control policies requirements as well as the threat prevention needed by modern enterprises that embrace new technologies such as mobile computing and Software-defined Networks (SDN).

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

Our security gateway product line includes the following offerings to secure traffic and optimize performance:

Software Blades:

•	Firewall Software Blade – Inspects traffic as it passes through security gateways, classifying it based on various criteria, such as source and destination of connection, protocol, services and application used. This provides a means to allow, block and log each connection based on the enterprise’s security policy. Our firewall technology is based on several key differentiated technologies, including the patented Stateful Inspection technology, which allows flexible and programmable classification of network traffic.

•	Intrusion Prevention System (IPS) Software Blade – Monitors the network for malicious or unwanted traffic and is designed to be able to detect and block “known” and “unknown” attacks on the network or system. Our IPS Software Blade is supported by online security update services that provide the latest defense mechanisms, including “signatures” for the most recent attacks.

•	Data Loss Prevention Software Blade – Preemptively protects sensitive information – regulatory, confidential and proprietary – from unintentional loss by combining technology and processes. Introduced in 2010, its unique UserCheck™ technology brings a human factor to DLP by empowering users to remediate incidents in real-time while educating them on DLP policies. The included MultiSpect™ technology creates a data classification engine to assist in preventing inadvertent data loss.

•	Application Control Software Blade – Enables enterprises to identify, allow, block or limit usage of thousands of Web 2.0 applications and leverages Check Point AppWiki, one of the world’s largest application libraries with over 200,000 social network widgets and 5,700 Internet applications, including social networking, instant messaging and media streaming. Introduced in 2010, it allows enterprises to benefit from a unique combination of technology, user awareness with UserCheck™ and broad application control.

•	Identity Awareness Software Blade – Provides granular visibility of users, groups and machines, providing unmatched application and access control through the creation of accurate, identity-based policies.

•	Mobile Access Software Blade – Allows corporate applications to safely and easily connect to the Internet with smartphones, iPhones, tablets, iPads or PCs. It provides enterprise-grade remote access via SSL VPN, allowing a simple, safe and secure connectivity to email, calendar, contacts and corporate applications. Users can easily download the Check Point Mobile App on their smartphone free of charge, get an activation code from their administrator and start to access their corporate resource safely. We launched the Check Point Mobile Access Software Blade in 2010.

•	Anti-Bot Software Blade – Helps businesses discover, stop and prevent bot damage. The Anti-Bot Software Blade features Check Point’s Multi-tier ThreatSpect™, a unique bot detection engine that analyzes traffic on every gateway and discovers bots by correlating multiple risk factors, such as botnet patterns, remote operator hide-outs and attack behaviors. When a bot is identified, the solution prevents damage by immediately blocking communication between infected hosts and remote operators. The Anti-Bot Software Blade is powered by ThreatCloud.

•	Virtual Private Networks (VPNs) Software Blade – Provides the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as laptops and other mobile devices) and the enterprise network.

•	Antivirus Software Blade – Enables customers to restrict access to malware-infested websites and prevents unknown virus infections from invading a customer’s network through the use of real-time virus signatures and anomaly-based protections from ThreatCloud. This version delivers over 300 times more signatures than previous versions.

•	Anti-Spam and Email Security Software Blade – Provides comprehensive protection for an enterprise’s messaging infrastructure. A multi-dimensional approach protects the email infrastructure, provides highly accurate spam protection, and defends organizations from a wide variety of virus and malware threats delivered within email. Continual updates through a Check Point software update service help to intercept threats before they spread.

•	Web Security Software Blade – Provides a set of advanced capabilities that detect and prevent attacks launched against the Web infrastructure. The Web Security Software Blade delivers comprehensive protection when using the Web for business and communication.

•	Advanced Networking & Clustering Software Blade – Simplifies network security deployment and management within complex and highly utilized networks, while maximizing network performance and security in multi-Gbps environments. Built on top of the Software blades architecture, the Advanced Networking & Clustering blade provides advanced routing, multicast support, QOS, ISP redundancy, Load Balancing and Security Acceleration technologies.

•	URL Filtering Software Blade – Integrates with Application Control to allow unified enforcement and management of all aspects of web security. URL Filtering provides optimized web control through full integration in the gateway to prevent bypass through external proxies, an integration of policy enforcement with Application Control for full Web and Web 2.0 protection, and empowers and educates users on web usage policy in real time with embedded Check Point UserCheck technology. We launched a new version of the Check Point URL Filtering Software Blade in 2011.

Most of our products are sold as predefined bundles of “Software Blades.” These systems are offered as “appliances” that include hardware and software directly from Check Point or software only which runs on Check Point-provided operating systems or open servers.

Check Point Appliances:

•	600 Appliances – With three models (620, 640 and 680) for small businesses, the 600 Appliances were announced in 2013. The 600 Appliances deliver enterprise-grade security in a simple, all-in-one security solution to protect small business from modern cyber-threats. Leveraging the flexible Software Blade Architecture, the 600 Appliances deliver multi-layered security to the small-office environment.

•	1100 Appliances – With three models (1120, 1140 and 1180) for small branches and offices, the 1100 Appliances were also announced in 2013. The 1100 Appliances offer best-in-class enterprise security to the branch office. Leveraging the extensible Software Blade Architecture, these all-in-one appliances offer robust multi-layered protection with flexible network interfaces in a compact desktop form factor. The 1100 Appliances offer big security for small branch offices.

•	2200 Appliance – The 2200 Appliance offers enterprise-grade security with leading performance in a compact desktop form factor. With its multi-core technology and six 1-gigabit Ethernet ports, the 2200 Appliance is capable of securing any branch office or small office.

•	4000 Appliances – With four models (4200, 4400, 4600 and 4800), the 4000 Appliances offer complete and integrated security solutions in a compact 1U form factor. Delivering firewall throughput up to 11 Gbps and IPS throughput up to 6 Gbps, these enterprise-grade appliances deliver superior performance for their class.

•	12000 Appliances – With three models (12200, 12400 and 12600), the 12000 Appliances feature multi-core security technology and high port density, are ideally suited for perimeter security of large network environments as well as business-critical internal network segments. High business continuity and serviceability are delivered through features such as hot-swappable redundant power supplies/disk drives, a lights-out-management remote management card and High-Availability features such as Check Point ClusterXL and Load-Sharing.

•	13500 Appliance – Announced in 2013, the 13500 Appliance is a platform for data center cyber-security delivering blazing-fast multi-layer security and industry-leading performance. The 13500 Appliance is fully-featured, scalable, and easy to operate, enabling data centers to more effectively stop growing sophisticated attacks.

•	21000 Appliances – With three models (21400, 21600 and 21700), the 21000 Appliances offer superior scalability, availability and serviceability with high performance and high port density. Optimized for the Check Point Software Blade Architecture, the 21000 Appliances improve security performance, protect business continuity and reduce operational costs in complex, mission-critical security environments such as large campuses, data centers or managed service providers.

•	61000 Security System – The Check Point 61000 Security System is an industry-leading security appliance, offering scalable performance for data centers and telecommunication companies. This appliance is based on a multi-bladed hardware platform that is capable of delivering an industry-leading firewall throughput of 400 Gbps in a single gateway. Even more, the ability to support 210 million concurrent connections and 600,000 sessions per second brings high performance to multi-transaction environments.

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

Our Software Blades run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for gateway and management offerings. Check Point offers integrated solutions that are sold and serviced jointly with key partners including Hewlett-Packard Company, Crossbeam Systems Inc. and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Apple iOS, Microsoft Windows Mobile, Linux and Android.

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

•	Check Point ThreatCloud – ThreatCloud provides a dynamic, innovative global network of threat sensors, which invites organizations to share threat data and collaborate in the fight against modern malware. Customers can choose to collaborate by feeding ThreatCloud their own threat data and can receive incoming protection updates through their security gateways with enriched threat intelligence. When new bots or malware threats are identified on an organization’s network, the malware identifier – such as the IP address, URL or DNS – is sent to the ThreatCloud and an update is distributed to their peers and customers around the world in a matter of seconds. ThreatCloud also includes other sources of threat data from the company’s install base of security gateways, Check Point research, and industry malware feeds.

•	Secure Platform GAiA – Check Point GAiATM is the unified cutting-edge secure operating system for all Check Point Appliances, open servers and virtualized gateways. GAiA combines the best features from IPSO and Secure Platform into a single unified OS providing greater efficiency and robust performance. With the support of the full suite of Software Blades, customers will benefit from improved connection capacity and the full breadth and power of Check Point security technologies by adopting GAiA.

•	Check Point HyperSpect™ – Introduced in 2013 with R77, HyperSpect is an intelligent, adaptive content inspection engine maximizes hardware utilization through a wide spectrum of optimizations and accelerations, including hyper threading technologies. Through HyperSpect™, organizations will experience significantly higher performance, including up to 50% real-world performance boost on all high-end platforms.

•	ClusterXL – ClusterXL provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption.

•	CoreXL – CoreXL enables the intelligent balancing of security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention.

•	SecureXL – SecureXL is a framework of software and hardware technologies, including third-party technologies that is designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL, our products can be integrated into high-performance networks typically found in large enterprises and service providers.

•	TrueVector – TrueVector is a patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security of PCs. TrueVector stops attempts to send confidential data to unauthorized parties by malicious software, such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications, while blocking network connections by untrusted applications.

•	Full Disk Encryption Secure Pre-Boot Environment – Full Disk Encryption (FDE) Secure Pre-Boot Environment (PBE) is a secure, proprietary operating program. PBE, along with FDE’s access

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

•	Hybrid Detection Engine (HDE) – HDE utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic and is a key component of the IPS Software Blade. These techniques include the following: signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network; protocol analysis to validate that the traffic construct meets the expected standards; anomaly detection to identify instances where network traffic exhibits abnormal characteristics; OS fingerprinting to determine the OS type of the traffic destination, which ensures proper receipt and processing; multi-element correlation to detect widespread illicit activity launched from the same source address; dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network; as well as other techniques to deliver comprehensive network protection.

•	Intrusion Prevention with Confidence Indexing – Confidence Indexing reduces the occurrence of false positives by enabling a more granular prevention policy, which allows exploits to be blocked, without the concern of blocking critical business traffic. To accomplish this task, the IPS Software Blade determines a level of confidence that a certain traffic flow is an attack. This analysis uses several data points for every network traffic flow.

•	SSL Inspection – SSL Inspection scans and secures SSL encrypted traffic passing through the gateway. When traffic is passed through, the gateway decrypts the traffic with the sender’s public key, inspects and protects, then re-encrypts, sending the newly encrypted content to the receiver.

•	Mobile Access Technologies – Our Mobile Access Technologies are a set of technologies that include a Web Portal, endpoint compliance checks, a Secure Workspace, DynamicIDTM SMS authentication and client applications that provide enterprise-grade remote access via both Layer-3 VPN and SSL VPN to email, calendar, contacts and corporate applications over the Internet with Smartphones, tablets or PCs.

•	Open Platform for Security (OPSEC) – Our OPSEC framework provides a single platform that enables the integration and interoperability of multi-vendor information security products and technologies. The OPSEC framework allows certified third-party security applications to plug into our solutions through our published application programming interfaces. Products that carry the OPSEC Certified seal have been tested and certified for integration and interoperability within the OPSEC framework.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Category of Activity:
Products and licenses	$503,475	$505,280	$504,576
Subscriptions	105,790	162,931	209,442
Software updates and maintenance	637,721	674,484	680,087

Total revenues	$1,246,986	$1,342,695	$1,394,105

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

As of December 31, 2013, we had 1,158 employees dedicated to sales and marketing.

Support and Services

We operate a worldwide technical services organization which provides a wide range of services including the following: (i) technical customer support programs and plans, as well as (ii) certification and educational training on Check Point products; and (iii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning and security implementation.

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide, 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2013, we had 436 employees dedicated to customer service and support.

Our support solutions include both indirect and direct offerings. Channel partners provide customers with installation, training, maintenance and support, while we provide our high-level technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support. In addition, because of the increased demand for our portfolio of security gateway appliances, from small office locations to telco grade and capacity infrastructure platforms, we have expanded our technical support offerings around the world. This includes same and next business day replacements, on-site support availability and device pre-configuration. We have also added new ThreatCloud Managed Security Services and Incident Response. These new services are focused on helping our partners and customers maximize the effectiveness of advanced protections and mitigate and remediate critical security events quickly.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture, named the Check Point Software Blade Architecture, that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to respond to the rapidly changing threat landscape through the provision of services, such as network perimeter protections, protection against cyber-threats, data protection for today’s mobile environments, web security and security for managed enterprise endpoints. Our technology also centrally manages all of these layers and solutions. We develop most of our new products internally and also expect to leverage the products and technologies we have acquired. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $110.1 million in 2011, $111.9 million in 2012 and $121.8 million in 2013. These amounts include stock-based compensation in the amount of $7.5 million in 2011, $8.6 million in 2012 and $9.0 million in 2013. As of December 31, 2013, we had 1,055 employees dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully compete.”

Proprietary Rights

We rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We rely on trade secret, copyright laws and patents to protect our software, documentation and other written materials. These laws provide only limited protection. Further, we generally enter into confidentiality agreements with employees, consultants, customers and potential customers, and limit access and distribution of materials and information that we consider proprietary.

We have over 34 U.S. patents, over 19 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (Representative Office)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (1)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (2)	China
Check Point Holding AB (3)	Sweden
SofaWare Technologies Ltd.	Israel
Dynasec Ltd.	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.
(2)	Representative office of Check Point Software Technologies Ltd.
(3)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

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

Property and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building currently contains approximately 150,000 square feet of office space and we leased approximately 52,000 square feet of additional space. Our international headquarters building is used mainly for research and development as well as all other supporting functions. We also acquired the rights to construct an additional building with approximately 140,000 square feet, which we began planning in 2011.

We lease 91,310 square feet in various locations in the United States. Examples of principal office locations in the U.S. are as follows:

Location	Primary Usage	Space (square feet)
San Carlos, California	U.S. Headquarters	40,265
Irving, Texas	Technical support, education and professional services	24,807
New York, New York	Sales	6,787

Outside of Israel and the U.S., we lease offices in various locations throughout the world. Our primary locations are forth below:

Location	Primary Usage	Space (square feet)
Europe	Sales, research and development	37,415
Asia and Japan	Sales	16,830
Canada	Sales and technical services	16,963

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

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security and data security industries. If general economic and industry conditions deteriorate, demand for our products could be adversely affected.

We derive our sales primarily through indirect channels. During 2011, 2012 and 2013, we derived approximately 58%, 55% and 56%, respectively of our sales from our ten largest channel partners. In 2011, 2012 and 2013, each of our two distributors accounted for approximately 17%, 16% and 15% of our sales, respectively. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2011	2012	2013
Region:
Americas, principally U.S.	45%	45%	46%
Europe	39%	37%	37%
Asia, Middle East and Africa	16%	18%	17%

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

Revenue recognition

We derive our revenues mainly from sales of products and licenses, subscriptions and software updates and maintenance. Our products are generally integrated with software that is essential to the functionality of the product. We sell our products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end users.

Subscriptions include other security solutions and are sold as a service or annuity.

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include multiple services to customers, primarily telephone access to technical support personnel and hardware support services.

We recognize revenues when persuasive evidence of an arrangement exists, the product or software license has been delivered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues for arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

We apply the guidance of ASU 2009-14, Certain Arrangements That Include Software Elements (“ASU 2009-14”) and ASU 2009-13, Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”). ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available. Our products and services generally qualify as separate units of accounting. As such revenues from multiple element arrangement that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price method based on either VSOE or ESP, as described below.

For products, we determined the fair value based on ESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices.

We established VSOE of fair value for subscriptions and for software updates and maintenance based on the renewal prices charged for such services.

We apply software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all software arrangements where software element is not essential to the functionality of the tangible product. As required by ASC 985-605, we determined the value of the delivered elements of multiple-element arrangements using the residual method when VSOE of fair value exists for the undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized when the appropriate criteria is met.

Deferred revenues represent mainly the unrecognized revenue billed for subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

We recognize revenues net of estimated amounts that may be refunded for sales returns, rebate arrangements with customers and for our distributors’ right to rotate our products, subject to varying limitations. We estimate and record these reductions based on our historical sales returns, analysis of credit memo data, stock rotation and other known factors. In each accounting period, we use judgments and estimates of potential future sales credits, returns and stock rotation, related to current period revenue. These estimates affect our “revenue” line item on our consolidated statements of income and affect our “accounts receivable, net” and our “deferred revenues” on our consolidated balance sheets.

Goodwill

Goodwill is measured as the excess of the cost of acquisition over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. We have one operating segment, and this segment comprises our only reporting unit.

We review goodwill for impairment annually on December 31 of each fiscal year and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. In such cases, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates, including estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual goodwill impairment analysis, which was performed during 2013, did not result in impairment. As of December 31, 2013, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2011, 2012 and 2013.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We have considered future reversal of existing temporary differences in determining the need for a valuation allowance. We record valuation allowances for deferred tax assets that we believe are not more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2012 and 2013 are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlements. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See: “Item 3 – Key Information – Risk Factors – Risks Related to Our Business and Our Market”.

Equity-based compensation expense

We account for equity-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.” Under the fair value based measurement approach of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service periods. Determining the fair value of stock-based awards at the grant date as well as the determination of the amount of stock-based awards that are expected to be forfeited requires the exercise of judgment. If actual forfeitures differ from our estimates, equity-based compensation expense and our results of operations would be impacted. Performance restricted share units are subject to certain performance criteria. We recognized compensation expense for such awards when we determine it is probable that the related performance condition will be satisfied.

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

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for losses that may result from the failure of our channel partners to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on factors that may affect a customers’ ability to pay, such as age of the receivable balance and past experience. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts.

Derivative and Hedge Accounting

Approximately 59% to 61% of our operating expenses are denominated in U.S. dollars or linked to the U.S. dollar. In 2012 and 2013, we entered into foreign exchange forward contracts to hedge a significant portion of our foreign currency net exposure resulting from expenses denominated in major foreign currencies in which we operate, in order to reduce the impact of foreign currency on our results. We also entered into foreign exchange forward contracts to reduce the impact of foreign currency fluctuations on balance sheet items, specifically for the Israeli Shekel.

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

During the year ended December 31, 2011, we recognized a gain of $2.0 million from sales of marketable securities that were previously impaired. In 2012, no other-than-temporary impairment was recorded. During the year ended December 31, 2013, we recognized a gain of $0.9 million from sales of marketable securities that were previously impaired.

Results of Operations

The following table presents information concerning our results of operations in 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Revenues:
Products and licenses	$503,475	$505,280	$504,576
Subscriptions	105,790	162,931	209,442
Software updates and maintenance	637,721	674,484	680,087

Total revenues	1,246,986	1,342,695	1,394,105

Operating expenses(*):
Cost of products and licenses	81,043	87,097	88,862
Cost of subscriptions	11,732	6,296	5,480
Cost of software updates and maintenance	51,737	61,786	67,680
Amortization of technology	31,171	3,982	612

Total cost of revenues	175,683	159,161	162,634

Research and development	110,147	111,911	121,764
Selling and marketing	253,800	255,345	276,067
General and administrative	65,182	69,743	72,735

Total operating expenses	604,812	596,160	633,200

Operating income	642,174	746,535	760,905
Financial income, net	39,023	40,332	34,003
Gain on sale of marketable securities previously impaired	2,017	—	928

Income before taxes on income	683,214	786,867	795,836
Taxes on income	139,248	166,867	143,036

Net income	$543,966	$620,000	$652,800

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

Amortization of intangible assets Selling and marketing	$12,754	$3,046	$2,408
Stock-based compensation
Cost of products and licenses	$58	$68	$77
Cost of software updates and maintenance	909	761	971
Research and development	7,471	8,594	9,001
Selling and marketing	7,888	9,677	11,193
General and administrative	23,509	26,187	29,870

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
Revenues:
Products and licenses	40%	38%	36%
Subscriptions	9	12	15
Software updates and maintenance	51	50	49

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	6	6	6
Subscriptions	1	—	1
Cost of software updates and maintenance	5	5	4
Amortization of technology	2	1	—

Total cost of revenues	14	12	11

Research and development	9	8	9
Selling and marketing	21	19	20
General and administrative	5	5	5

Total operating expenses	49	44	45

Operating income	51	56	55
Financial income, net	3	3	2
Net gain on sale of marketable securities previously impaired .	—	—	—

Income before taxes on income	54	59	57
Taxes on income	10	13	10

Net income	44%	46%	47%

Revenues

We derive our revenues mainly from the sale of products and licenses, subscriptions and software updates and maintenance. Our revenues were $1,247.0 million in 2011, $1,342.7 million in 2012 and $1,394.1 million in 2013.

Total revenues in 2013 grew by 4% compared to 2012. Product and license revenues in 2013 were $504.6 million relative to $505.3 million in 2012. In 2013, product and license revenues as a percentage of total revenues were 36%, compared to 38% in 2012. Subscription revenues increased by $46.5 million, or 29%, from $162.9 million in 2012 to $209.4 million in 2013—primarily as a result of increasing sales of IPS, Application Control, URL Filtering and Antivirus security services. Software updates and maintenance revenues increased by $5.6 million, or 1%, from $674.5 million in 2012 to $680.1 million in 2013—primarily as a result of renewals of existing and new sales of maintenance contracts.

Total revenues in 2012 grew by 8% compared to 2011. Product and license revenues increased from $503.5 million in 2011 to $505.3 million in 2012. In 2012, product and license revenues as a percentage of total revenues were 38%, compared to 40% in 2011. Subscriptions revenues increased by $57.1 million, or 54%, from $105.8 million in 2011 to $162.9 million in 2012—primarily as a result of increasing sales of IPS, Application Control and Antivirus security services. Software updates and maintenance revenues increased by $36.8 million, or 6%, from $637.7 million in 2011 to $674.5 million in 2012, primarily as a result of renewals of existing and new sales of maintenance contracts.

Cost of Revenues

Total cost of revenues was $175.7 million in 2011, $159.2 million in 2012 and $162.6 million in 2013. Cost of revenues includes cost of product and licenses, cost of subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production packaging and shipping. Our cost of subscriptions includes mainly license fees paid to third parties. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $81.0 million in 2011, $87.1 million in 2012 and $88.9 million in 2013, and represented 16% of products and licenses revenues in 2011, 17% in 2012 and 18% in 2013. The increase of $6.1 million in 2012 and $1.8 million in 2013 cost of products and licenses was mainly due to the increase in volume of select security appliance products sold during these periods.

Cost of subscriptions was $11.7 million in 2011, $6.3 million in 2012 and $5.5 million in 2013, and represented 11%, 4% and 3% of subscription revenues in 2011, 2012, and 2013, respectively. The reduction in these costs is attributable to the reduced cost of royalty payments.

Cost of software updates and maintenance was $51.8 million in 2011, $61.8 million in 2012 and $67.7 million in 2013 and represented 8%, 9% and 10% of software updates and maintenance revenues in 2011, 2012 and 2013, respectively. In 2013, the $5.9 million increase in the cost of updates and maintenance was primarily the result of a $5.1 million increase in compensation expenses, which was primarily related to increase in headcount, from 364 at the end of 2012 to 436 at the end of 2013.

In 2013, amortization of technology decreased by $3.4 million, to $0.6 million. In 2012, amortization of technology decreased by $27.2 million, to $4.0 million, as part of the technology acquired in prior years was fully amortized at the beginning of 2012.

Research and Development

Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $110.1 million in 2011, $111.9 in 2012 and $121.8 million in 2013, and represented 9% of revenues in 2011, 8% in 2012 and 9% in 2013. In 2013, there was an increase of $9.9 million in research and development expenses compared to 2012. Of this increase, $3.3 million was related primarily to an increase in compensation expenses related to an increase in headcount, from 970 at the end of 2012 to 1,055 at the end of 2013. An increase of $5.0 million was caused by the impact of currency fluctuations on compensation expenses. This was in addition to an increase of $1.6 million in overhead expenses. In 2012, there was an increase of $1.8 million in research and development expenses compared to 2011. Of this increase, $5.0 million was related primarily to an increase in compensation expenses related to an increase in headcount, from 840 at the end of 2011 to 970 at the end of 2012 and $1.6 million in overhead expenses offset by a decrease of $4.7 million which was caused by the impact of currency fluctuations on compensation expenses.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $253.8 million in 2011, $255.3 million in 2012 and $276.1 million in 2013, which represented 20% of revenues in 2011, 19% of the revenues in 2012 and 20% of the revenues in 2013. In 2013, there was an increase of $20.8 million. Of this increase, $17.7 million was primarily as a result of an increase in compensation committed to sales and marketing in addition to a $3.1 million increase caused by the impact of currency fluctuations on compensation expenses and overhead expenses.

Our expenses in Israel, Europe, Canada and Australia, which primarily relate to compensation, travel, facilities and marketing, are paid in local currencies but are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

In 2012, the weakening of the Canadian Dollar, Israeli Shekel and the Euro compared to the U.S. dollar, overall decreased compensation expenses by approximately $3.8 million compared to 2011.

In 2013, the strengthening of the Israeli Shekel and the Euro and weakening of the Australian Dollar and the Canadian Dollar, compared to the U.S. dollar, overall decreased compensation expenses by approximately $1.2 million compared to 2012.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $65.2 million in 2011, $69.7 million in 2012 and $72.7 million in 2013, and represented 5% of revenues in each of 2011, 2012 and 2013. In 2013, there was an increase of $3.0 million in general and administrative expenses, which was primarily due to increase in expense relating to share-based compensation. In 2012, there was an increase of $4.6 million of general and administrative expenses which was primary due to an increase in expense relating to share based compensation and the rest was due to legal accruals.

Operating Income Margin

We had operating margins of 51% in 2011, 56% in 2012 and 55% in 2013.

The decrease of 1 percent in operating margin from 2012 to 2013 was attributable primarily to the increase in compensation and increase in headcount for research and development, sales and marketing, and the strengthening of the Israeli Shekel and the Euro compared to U.S. dollar. This increased compensation expenses by approximately $4.5 million.

The increase of 5 percent in operating margin from 2011 to 2012 was attributable primarily to the higher revenue growth, more than the growth of operating expenses, as we continued to control and leverage our expense structure. In addition, 2012 operating margin increased due to a decrease in amortization of intangible assets by $37 million and the weakening of the Canadian Dollar, Israeli Shekel and the Euro compared to U.S. dollar, which decreased compensation expenses by approximately $9.8 million.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $39.0 million in 2011, $40.3 million in 2012 and $34.0 million in 2013. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates. The increase in net financial income in 2011 and 2012 was primarily due to additional cash invested. The decrease in net financial income in 2013 was primarily due to lower interest rates for our cash equivalents and marketable securities.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. In 2011, we recorded a gain in the amount of $2.0 million from sales of marketable securities that were previously impaired. In 2012, no other-than-temporary impairment was recorded. In 2013, we recorded a gain in the amount of $0.9 million from sales of marketable securities that were previously impaired.

Because interest rates in the U.S. are low in the first quarter of 2014 and we expect it not to significantly increase during 2014, we believe that this will result in a low portfolio yield in our investments in marketable securities in the near term. See also Item 3, “Risk Factors—Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $139.2 million in 2011, $166.9 million in 2012 and $143.0 million in 2013. Our effective tax rate was 20% in 2011, 21% in 2012 and 18% in 2013. The lower effective rate in 2013 is primarily due to decrease in the Preferred Enterprise tax rates which the Company is subject to. Our effective tax rate is lower than the statutory tax rate in Israel, which changed from 24% in 2011 to 25% in 2012 and 2013. This is primarily due to the fact that we are subject to Israeli approved enterprise programs, under which a substantial portion of our income is subject to reduced tax rates rather than the statutory rates—See Note 11 to our consolidated financial statements for further information.

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

	Year Ended December 31, 2012				Year Ended December 31, 2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands, except per share amounts)
Revenues:
Products and licenses	$110,182	$123,155	$121,036	$150,907	$106,530	$120,762	$121,081	$156,203
Subscriptions	37,587	38,535	41,994	44,816	47,817	50,841	53,491	57,293
Software updates and maintenance	165,347	166,959	169,326	172,851	168,383	168,570	169,555	173,579

Total revenues	313,116	328,649	332,356	368,574	322,730	340,172	344,127	387,075

Operating expenses:
Cost of products and licenses	19,604	20,671	20,606	26,216	18,849	20,916	21,727	27,370
Cost of subscriptions	932	1,054	1,409	2,901	1,606	1,240	1,095	1,539
Cost of software updates and maintenance	15,107	15,691	15,971	15,017	16,248	16,959	17,247	17,226
Amortization of technology	2,858	536	294	294	294	198	60	60

Total cost of revenues	38,501	37,952	38,280	44,428	36,997	39,313	40,129	46,195
Research and development	26,842	27,262	28,517	29,290	29,314	29,369	30,034	33,047
Selling and marketing	59,099	65,815	64,501	65,930	61,829	70,481	68,783	74,974
General and administrative	15,784	17,092	18,412	18,455	17,586	17,719	18,690	18,740

Total operating expenses (*)	140,226	148,121	149,710	158,103	145,726	156,882	157,636	172,956

Operating income	172,890	180,528	182,646	210,471	177,004	183,290	186,491	214,119
Financial income, net	10,462	9,774	10,452	9,644	7,914	7,608	9,098	9,383
Net gain on sale of marketable securities previously impaired (**)	—	—	—	—	928	—	—	—

Income before taxes on income	183,352	190,302	193,098	220,115	185,846	190,898	195,589	223,502
Taxes on income	39,726	40,321	40,691	46,129	37,886	39,890	35,888	29,372

Net Income	$143,626	$149,981	$152,407	$173,986	$147,960	$151,008	$159,701	$194,130

Basic earnings per ordinary share	$0.70	$0.73	$0.75	$0.87	$0.75	$0.77	$0.82	$1.01
Shares used in computing basic earnings per ordinary share	206,114	205,482	203,928	200,230	198,459	196,387	194,931	192,263
Diluted earnings per ordinary share	$0.68	$0.71	$0.73	$0.85	$0.73	$0.76	$0.80	$0.99
Shares used in computing diluted earnings per ordinary share	212,469	211,320	208,717	204,258	202,594	199,946	198,668	196,837

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

	Year Ended December 31, 2012				Year Ended December 31, 2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Unaudited
	(in thousands)
Amortization of intangible assets:
Selling and marketing	$1,146	$645	$628	$628	$628	$628	$602	$550

Total	$1,146	$645	$628	$628	$628	$628	$602	$550

Stock-based compensation
Cost of products and licenses	$16	$22	$12	$18	$18	$23	$19	$17
Cost of software updates and maintenance	67	238	234	222	199	249	266	257
Research and development	1,939	2,614	1,951	2,090	1,987	2,802	2,108	2,104
Selling and marketing	2,089	2,738	2,445	2,404	2,260	3,312	3,201	2,420
General and administrative	5,674	6,308	7,387	6,818	6,706	7,366	8,048	7,750

(**)	Including a gain of $ 0.9 million in the first quarter of 2013.

As a percentage of total revenues:

	Year Ended December 31, 2012				Year Ended December 31, 2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenues:
Products and licenses	35%	37%	36%	41%	33%	36%	35%	40%
Subscriptions	12	12	13	12	15	15	16	15
Software updates and maintenance	53	51	51	47	52	49	49	45

Total revenues	100	100	100	100	100	100	100	100

Operating expenses:
Cost of products and licenses	6	6	6	7	6	6	7	7
Cost of subscriptions	—	—	—	1	—	—	—	—
Cost of software updates and maintenance	5	5	5	4	5	5	5	5
Amortization of technology	1	1	—	—	—	—	—	—

Total cost of revenues	12	12	11	12	11	11	12	12
Research and development	9	8	9	8	9	9	9	9
Selling and marketing	19	20	19	18	19	21	20	19
General and administrative	5	5	6	5	5	5	5	5

Total operating expenses	45	45	45	43	45	46	46	45

Operating income	55	55	55	57	55	54	54	55
Financial income, net	3	3	3	3	2	2	3	3
Net gain on sale of marketable securities previously impaired	—	—	—	—	—	—	—	—

Income before taxes on income	58	58	58	60	58	56	57	58
Taxes on income	12	12	12	13	12	12	10	8

Net Income	46%	46%	46%	47%	46%	44%	47%	50%

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

Liquidity and Capital Resources

During 2011, 2012 and 2013, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,295.4 million as of December 31, 2012 and $3,629.9 million as of December 31, 2013. Our cash and cash equivalents and short-term investments were $1,503.3 million as of December 31, 2012 and $1,166.8 million as of December 31, 2013. Our long-term interest bearing investments were $1,792.0 million as of December 31, 2012 and $2,463.1 million as of December 31, 2013. We have a wholly owned subsidiary in Singapore that serves as a vehicle for a significant portion of our international investments and manages those financial assets. The remaining financial assets are held and managed through our subsidiary in the U.S. and through the parent company in Israel.

We generated net cash from operations of $743.0 million in 2011, $849.5 million in 2012 and $811.3 million in 2013. Net cash from operations for 2011, 2012 and 2013 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus an increase in deferred revenue and accrued expenses and an increase in trade receivables. In 2013, we paid additional taxes as a result of a settlement agreement with the Israeli Tax Authority. See also “Item 8 – Financial Information” under the caption “Legal Proceedings” and Note 11 to our Consolidated Financial Statements for further information.

Net cash used in investing activities was $574.1 million in 2011, $374.3 million in 2012 and $545.9 million in 2013. In 2011, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits as well as net cash paid in conjunction with 2011 acquisitions, partially offset by proceeds from sale and maturities of marketable securities. In 2012, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits, partially offset by proceeds from sale and maturities of marketable securities. In 2013, net cash used in investing activities consisted primarily of investments in marketable securities, partially offset by proceeds from sale and maturities of marketable securities and short-term deposits. Our capital expenditures amounted to $7.2 million in 2011, $8.2 million in 2012 and $9.6 million in 2013. Our capital expenditures consisted primarily of computer equipment and software for research and development, leasehold improvements and furniture.

During 2011, we funded minor acquisitions for approximately $15.1 million from our cash and cash equivalents balances. No acquisitions were made in 2012 and 2013.

Net cash used in financing activities was $227.1 million in 2011, $394.0 million in 2012 and $431.7 million in 2013. In 2011, 2012 and 2013, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2011, 2012 and 2013, we repurchased ordinary shares in the amount of $300 million, $466.2 million and $534.2 million, respectively. We re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and direc tors. Proceeds from such activities were $71.5 million, $61.0 million and $67.1 million in 2011, 2012 and 2013, respectively. During 2011, we acquired the SofaWare minority shares for $6.6 million.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $3,629.9 million as of December 31, 2013), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2013:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$11,203	$5,967	$5,027	$124	85
Uncertain income tax positions(*)	$205,420	—	—	—	—
Severance pay(**)	$10,887	—	—	—	—

Total	$227,510	$5,967	$5,027	$124	85

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11f of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $4.4 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2013, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer and Chairman of the Board

Marius Nacht	Vice Chairman of the Board

Jerry Ungerman	Vice Chairman of the Board

Amnon Bar-Lev	President

Tal Payne	Chief Financial Officer

Dorit Dor	Vice President of Products

Yoav Chelouche (3)	Director	Ö	Ö	Ö	Ö

Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö

Guy Gecht (3)	Director	Ö	Ö	Ö	Ö

Dan Propper	Director	Ö

Ray Rothrock(3)	Director	Ö	Ö	Ö	Ö	Ö

David Rubner	Director	Ö				Ö

Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder, Chairman and Chief Executive Officer. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He is also co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman has been a General

Partner of U.S. Venture Partners, a venture capital firm, since 1990. Mr. Federman serves as director of SanDisk Corp., Mellanox Technologies Ltd., Intermolecular, Inc. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

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

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Teva Pharmaceutical Industries and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. As of 2011, Mr. Propper has been appointed as the Chairman of the Supervisory Council of the Bank of Israel.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the chairman and CEO of RedSeal Networks in Santa Clara, California. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner at Hyperion Israel Advisors Ltd., a venture capital fund. Prior to founding Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd., a provider of telecommunications networking infrastructure solutions from September 1991 to February 2000. Prior to his appointment as President and Chief Executive Officer, Mr. Rubner held various management positions at ECI Telecom. Mr. Rubner serves as a member of the boards of directors of Elbit Imaging Ltd., Messaging International Ltd., Radware Ltd., Eltek Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Jerusalem College of Technology and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2013. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner, Dr. Tal Shavit, Irwin Federman and Ray Rothrock will expire at our 2014 annual meeting of shareholders. The terms of Yoav Chelouche and Guy Gecht will expire at our 2015 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.0 million for the year ended December 31, 2011, $2.3 million for the year ended December 31, 2012 and $2.4 million for the year ended December 31, 2013. These amounts include $0.13 million, $0.12 million and $0.14 million that were set aside or accrued to provide for severance and retirement insurance policies in 2011, 2012 and 2013, respectively. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

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

From time to time, we grant options and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item 10 “Additional Information –Compensation of Executive Officers and Directors; Executive Compensation Policy” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

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

In line with our goal of aligning the compensation of Mr. Shwed, our Chairman and Chief Executive Officer, with the objectives of our shareholders, on June 25, 2013, we granted Mr. Shwed options to purchase 1.6 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years. The option grant to Mr. Shwed was recommended by the compensation committee, and approved by the board of directors and shareholders. Mr. Shwed requested to forego his salary and bonus for 2013, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2013, and will not receive any cash compensation for 2013 except for an amount equal to the minimum wage required under Israeli law. Accordingly, other than the minimum wage required by law, Mr. Shwed’s sole compensation for 2013 was the option grant described above.

As of December 31, 2013, our executive officers and directors held options to purchase an aggregate of approximately 12.03 million shares and held 107,688 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $21.53 and $55.95, and their expiration dates range between September 2014 and June 2020. During 2013, we granted our executive officers and directors options to purchase an aggregate of approximately 1.8 million shares under our equity incentive plans. The exercise price of these options was $49.5, and their expiration is June 2020. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

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

Outside and Independent Directors

Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israeli Companies Law. Our board of directors has determined that each of Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock has “financial and accounting expertise,” and each of Guy Gecht and Ray Rothrock has “professional expertise”.

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2013, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Irwin Federman’s and Ray Rothrock’s term of office will expire in 2014 and Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2015.

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

As of December 31, 2013, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

Nominating committee. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, and provides oversight in the evaluation of our board of directors and each committee David Rubner is the chairman of the nominating committee. Irwin Federman, Ray Rothrock and Tal Shavit serve as the other members of our nominating committee. The nominating committee has adopted a nominating committee charter.

Employees

As of December 31, 2013, we had 2,990 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,2013
Function	2011	2012	2013
Research, development and quality assurance	840	970	1,055
Marketing, sales and business development	926	1,061	1,158
Customer support	303	364	436
Information systems, administration, finance and operation	303	311	341

Total	2,372	2,706	2,990

From time to time, we also engage a limited number of subcontractors. As of December 31, 2013, we had 85 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,2013
	2011	2012	2013
Function
Israel	1,078	1,254	1,437
United States	633	681	712
Rest of the World	661	771	841

Total	2,372	2,706	2,990

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of January 31, 2014. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all of the shares shown as beneficially owned, subject to community property laws, where applicable. All shares shown as beneficially owned have identical rights in all respects. The shares beneficially owned by the directors include the shares owned by their family members to which such directors disclaim beneficial ownership.

The share numbers and percentages listed below are based on shares outstanding as of January 31, 2014.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	30,668,807	15.4%	Ordinary shares	5,705,000	$23.65 - $53.67	09/03/2014-06/24/2020
Marius Nacht	21,214,986	11.0%	Ordinary shares
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	53,485,652	26.7%	Ordinary shares	7,126,846	$21.53 - $55.95	09/03/2014-06/24/2020

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after January 31, 2014.
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from January 31, 2014.
(4)	Each of Messrs./Mmes. Ungerman, Bar-Lev, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2013:

Plan	Share reserved		Option and RSUs grants net (*)	Outstanding options and RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	36,000,000	(**)	2,736,224	914,338	$23.46-$58.49	09/03/2014-10/21/2020	423,750
2005 Israel Equity Incentive Plan	54,000,000	(**)	18,677,061	12,593,737	$21.53-$55.95	09/03/2014-07/23/2020	7,576,796
Zone Labs 1998 Stock Option Plan	2,461,943		2,461,943	679	$6.08	02/16/2014	679
Employee Stock Purchase Plan	6,000,000		4,933,124

(*)	“Grants net” is calculated by subtracting options and RSUs expired or forfeited.
(**)	As further described below, following the amendments to the equity incentive plans in January 2014, the number of ordinary shares reserved under the plans was significantly reduced. As of January 31, 2014, the number of ordinary shares reserved under both the 2005 United Stated Equity Incentive Plan and the 2005 Israel Equity Plan together equals 19,000,000.

In 2005, we adopted our 2005 United States Equity Incentive Plan and our 2005 Israel Equity Incentive Plan, which were subsequently amended in January 2014. We refer to the plans, as amended in January 2014, as the U.S. Equity Plan and the Israel Equity Plan, and, together, as the Equity Plans.

Number of Ordinary Shares Reserved for Future Grants under the Equity Plans

Following the amendment of the U.S. Equity Plan and the Israel Equity Plan in January 2014, we reserved a total of 19,000,000 ordinary shares under the two Equity Plans together. Commencing December 31, 2014, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Plans together shall be automatically reset on such date to equal 10% of the number of ordinary shares issued and outstanding on such date (provided that the number shall not be less than the number of outstanding awards granted under the Equity Plans as of such date). The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date, and (ii) the number of ordinary shares reserved, authorized and available for issuance under the Equity Plans on such date.

As of December 31, 2013, we had granted options to purchase an aggregate of 19,562,690 ordinary shares under the Equity Plans combined, of which options to purchase 12,601,546 ordinary shares were outstanding on that date. The option exercise prices range between $21.53 and $58.49 per share. As of December 31, 2013, we had granted an aggregate of 4,610,271 RSUs under the equity plans combined, of which 906,529 RSUs were outstanding on that date.

Administration

Both Equity Plans are administered by our board of directors or a committee of our board. The compensation committee of our board of directors currently operates as the administrator of the Equity Plans. The administrator has full power to determine the persons to whom awards shall be granted and the other terms of the awards granted, including (a) the number of shares subject to each award, (b) the duration of the related award agreement, (c) the time, manner and form of payment upon the exercise of an award, and (d) other terms and provisions governing the awards. The administrator also establishes the vesting schedule of awards that are granted.

2005 United States Equity Incentive Plan, as Amended

Awards. The U.S. Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) Incentive Stock Options (ISOs), (ii) Non-statutory Stock Options (NSOs), (iii) Restricted Stock, (iv) Restricted Stock Units (RSUs), (v) Performance Shares, (vi) Performance RSUs (“PSUs”) and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

Granting of options, price and duration. Our U.S. Equity Plan provides that each option will expire on the date stated in the notice of grant, which will not be more than seven years from its date of grant (or five years, in the case of an ISO granted to a person who on the date of grant owns 10% or more of our voting power). The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant (or 110% of the fair market value, in the case of an ISO granted to a person who on the date of grant owns 10% or more of our voting power). The administrator will fix the period within which the award can be exercised and the exercise price. No option award can vest until at least six months after the grant date.

Granting of awards, other than options, and price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but conditions may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and PSUs upon payment of their nominal value. No such award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares, or PSUs that the administrator permits to be paid out in installments or on a deferred basis.

2005 Israel Equity Incentive Plan, as Amended

Awards. The Israel Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to directors, employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period; (ii) “Non-approved 102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants; (iii) Restricted Stock; (iv) RSUs; (v) Performance Shares; (vi) PSUs; and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

Trustee. A trustee designated by our board of directors and approved by the Israel Tax Authority must hold any shares allocated or issued upon exercise of Approved 102 Options or other shares subsequently received following any realization of rights, including bonus shares (stock dividends), for at least the period of time specified by Section 102 of Israel’s Income Tax Ordinance.

Granting of options, price and duration. Our Israel Equity Plan provides that each option will expire on the date stated in the option agreement, which will not be more than seven years from its date of grant. The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant. The administrator will fix the period within which the award can be exercised and the exercise price. No option award can vest until at least six months after the grant date.

Granting of awards, other than options, and price. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but conditions may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and PSUs upon payment of their nominal value. No such award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares, or PSUs that the administrator permits to be paid out in installments or on a deferred basis.

Change of control arrangements. Upon a change of control of us, if the acquirer refuses to assume or provide substitute awards, then the administrator of the equity plans, which is currently the compensation committee of our board of directors, can either terminate all unvested awards or accelerate the vesting period of any award under our Equity Plans. The administrator also has the authority to accelerate the vesting of the ordinary shares subject to outstanding awards held by our directors, officers and employees in connection with the subsequent termination of some officers’ employment following a change of control event.

Zone Labs 1998 Stock Option Plan

In connection with our acquisition of Zone Labs in March 2004, we assumed all of the outstanding Zone Labs stock options under the Zone Labs 1998 Stock Option Plan, which were converted into options to purchase approximately 2.8 million of our ordinary shares. As of December 31, 2013, 2,461,264 ordinary shares had been issued under the Zone Labs 1998 Stock Option Plan, and options to purchase 679 ordinary shares were outstanding on that date. The option exercise price is $6.08 per share. No further stock options can be granted under the Zone Labs 1998 Stock Option Plan.

Employee Stock Purchase Plan

In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of December 31, 2013, 4,933,124 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. The ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

The following table shows information as of December 31, 2011, 2012 and 2013, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2013:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2011		December 31, 2012		December 31, 2013
Gil Shwed	32,110,792	15.1%	32,018,735	15.5%	31,436,485	15.8%
Marius Nacht	21,214,986	10.3%	21,214,986	10.7%	21,214,986	11.0%
Franklin Resources Inc. (3)					10,900,178	5.7%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table.
(2)	If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	As of December 31, 2013, based on information contained in a Schedule 13F-HR filed by Franklin Resources Inc. with the Securities and Exchange Commission on February 12, 2014. Based on information available to us, as of December 31, 2011 and 2012, Franklin Resources Inc. did not beneficially own more than 5% of our outstanding ordinary shares. The address for Franklin Resources Inc. is One Franklin Parkway, San Mateo, California 94403.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2013, there were 174 holders of record of our ordinary shares in the United States, representing approximately 86% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2012, we had employee and payroll accrual for related parties in a total amount of $4.3 million, for the years 2002 through 2007. As of December 31, 2013, the accrual amounted to a total of $3.7 million, for the years 2002 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy. We currently do not intend to distribute any amounts as dividend in the near-term. As described below, during 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we are obligated to invest approximately $111 million in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. For amounts distributed as dividends from earnings from 2012 and 2013 are exempt from additional taxes.

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between the Company and various tax authorities in different parts of the world.

In November 2013, we reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly, we and the ITA notified the court that we have reached an agreement outside of the court and obtained the court’s approval (see Note 11).

We have filed for a declaratory judgment in a patent related case. The adversary is a non-practicing entity. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition.

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

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2009	$34.57	$18.94
2010	47.08	28.82
2011	61.60	43.20
2012	65.00	40.60
2013	64.95	44.40

2012
First quarter	64.68	50.64
Second quarter	65.00	46.94
Third quarter	51.88	43.18
Fourth quarter	48.75	40.60

2013
First quarter	53.01	45.75
Second quarter	51.61	44.40
Third quarter	59.49	48.83
Fourth quarter	64.95	55.08

Most recent six months
September 2013 2006	58.95	56.00
October 2013 2006	62.32	55.08
November 2013 2006	63.29	57.72
December 2013 2006	64.95	59.63
January 2014 2007	68.89	63.04
February 2014 2007	68.34	62.31
March 2014 (through March 14, 2014) 2007	50.13	50.43

On March 14, 2014, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $67.32 per share.

ITEM 10.	ADDITIONAL INFORMATION

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

Description of shares

Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1.00 nominal value.

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

(6)	The adoption of an executive compensation policy. Following compensation committee and board of directors approval, the policy must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)	The majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the adoption of the policy voted at the meeting, or

(ii)	The total number of shares of non-controlling shareholders and disinterested shareholders voted against the proposal does not exceed 2% of our aggregate voting rights.

(7)	The approval of a compensation arrangement with the chief executive officer or the approval of a compensation arrangement with an executive officer or director that is not in compliance with the company’s executive compensation policy. Following compensation committee and board of directors approval specifying the special circumstances requiring the arrangement of such arrangement (in the case of an arrangement that is not in compliance with the executive compensation policy), the compensation arrangement must be approved by a majority vote at a shareholders’ meeting, as long as either:

(i)	The majority of shares includes a majority of the shares of non-controlling shareholders and shareholders who have no personal interest in the adoption of the compensation arrangement voted at the meeting, or

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

The office holder must immediately make the disclosure of his or her personal interest and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction.” The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business of a company, or that is not on market terms, or which is likely to have a material impact on the company’s profitability, assets or liabilities. The Israeli Companies Law defines a “relative” as a spouse, sibling, parent, grandparent, descendant and the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.

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

Compensation of Executive Officers and Directors; Executive Compensation Policy

In accordance with the Israeli Companies Law, we have adopted a compensation policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Companies Law. In accordance with the Companies Law, the policy must be reviewed and readopted at least once every three years.

Approval of the compensation committee, the board of directors and our shareholders, in that order, is required for the adoption of the compensation policy. The shareholder’s approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

•	the majority includes at least a majority of the shares voted by shareholders other than our controlling shareholders or shareholders who have a personal interest in the adoption of the compensation policies; or

•	the total number of shares held by non-controlling shareholders and disinterested shareholders that voted against the adoption of the compensation policies, does not exceed 2% of the aggregate voting rights of our company.

Under the Companies Law, the compensation arrangements for officers (other than the Chief Executive Officer) who are not directors require the approval of the compensation committee and the board of directors; provided, however, that if the compensation arrangement is not in compliance with our executive compensation policy, the arrangement may only be approved by the compensation committee and the board of directors for special reasons to be noted, and the compensation arrangement shall also require a special shareholder approval. If the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director and is in compliance with our executive compensation policy, the approval of the compensation committee is sufficient.

Arrangements regarding the compensation of the Chief Executive Officer and directors require the approval of the compensation committee, the board and the shareholders, in that order. In certain limited cases, the compensation of a new Chief Executive Officer who is not a director may be approved without approval of the shareholders.

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

Charitable Contributions

Our Articles of Association authorize the company to contribute reasonable amounts to worthy causes. In accordance with our charitable contribution policy, we contribute from time to time to various worthy causes. During 2013, the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Rashi Foundation. Gil Shwed, our founder, Chairman and Chief Executive Officer, is a member of the Board of Trustees of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

General corporate tax structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 25% in 2012 and 2013, and 26.5% in 2014 and onwards.

However, as discussed below, the rate is effectively reduced for income derived from our Approved Enterprise, Privileged Enterprise and Preferred Enterprise plans.

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

Various production and development facilities of Check Point Software Technologies Ltd. have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company.

In December 2010, new legislation amending the Investment Law was adopted effective January 1, 2011. According to the new legislation, the benefit tracks in the Investment Law were modified and a flat tax rate applies to preferred income produced or generated by a preferred company from the effective date. Commencing 2012, the Company elected for the Preferred Enterprise regime to apply (the waiver is non-recourse) and the Company’s entire preferred income is subject to the tax rates as follows: 2012—15%, 2013—12.5% and 2014 and thereafter—16%. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income to an Israeli company, no withholding tax will be remitted.

Income from sources other than the Approved, Privileged or Preferred Enterprise programs is subject to tax at regular Israeli corporate tax rate.

We have derived, and expect to continue to derive, a substantial portion of our operating income from our Preferred Enterprise facilities. We are, therefore, eligible for reduced tax rates for an unlimited period.

The benefits available to a Preferred Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled, and we may be required to refund the benefits in an amount linked to the Israeli consumer price index plus interest. We believe that our Preferred Enterprise program currently operates, in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

Shareholders who receive dividends derived from Approved Enterprise, Privileged Enterprise or Preferred Enterprise income are generally taxed at a rate of 15%-20%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years. The limitation does not apply to a Preferred Enterprise or to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents. Upon the distribution of a dividend derived from Preferred Enterprise to an Israeli company, no withholding tax will be remitted.

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013, to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) accumulated by the company until December 31, 2011 (“Trapped Earnings”) is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election.

On November 11, 2013, we reached a settlement agreement with the ITA which provided (i) the full settlement of all disputes with the ITA with respect to the tax years 2002 through 2011, and (ii) the release of all the Trapped Earnings through the year ended December 31, 2011. In accordance with Section 52B of the Investments Law and the temporary tax relief, we are obligated to invest approximately $111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

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

Equity Based Compensation

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee—up to 45% tax in 2011 and 48% in 2012 and thereafter) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, the marginal tax rate (48%) of an individual will increase by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income; or

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the capital gain tax rate percentage increased by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (linked to the CPI each year ) including capital gains from marketable securities, dividends and interest income; or

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 45% tax in 2011 and 48% in 2012 and thereafter) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% (pursuant to 2011 tax reform legislation, the capital tax rate increased from 20% or 25% in 2011 to 25% or 30% in 2012 and thereafter) on the capital profit upon the sale of the underlying shares/shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2013, the marginal tax rate (48%) of an individual or the capital gain tax rate percentage, as applicable, increased by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income.

In accordance with the provisions of the Israeli Tax Ordinance, if a company has selected the capital gains track, the company must continue granting options/shares under the selected capital gains track until the end of the year following the year in which the first grant of options/shares under that trustee track will be made.

We implement the capital gain track on RSUs and stock options granted to our employees and directors.

We implement the income tax track without a trustee on our ESPP.

Notwithstanding the above, the company may at any time also grant options/shares under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officeholders but excluding controlling shareholders.

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual- up to 45% in 2011 and 48% in 2012 and thereafter) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the marginal tax rate (48%) of an individual increased by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 800,000 (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise or Preferred Enterprise will be subject to tax in Israel at the rate of 15%-20%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company or to a preferred Enterprise). However, if the dividend is attributable partly to income derived from an Approved Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise, Privileged Enterprise or Preferred Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a substantial shareholder” will be subject to tax at the rate of 30%.

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

Capital Gains Taxes Applicable to Non-Israeli Shareholders

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation under the Israeli domestic tax law, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States-Israel tax treaty exempts United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale under certain circumstances.

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

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally considers only U.S. Shareholders who will hold the ordinary shares as capital assets. The discussion does not consider:

•	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax).

•	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as financial institutions, insurance companies, broker-dealers, tax-exempt organizations, partnerships or entities treated as partnerships and their partners and foreign individuals or entities.

•	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution.

•	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle, or conversion transaction.

•	U.S. Shareholders who acquire their ordinary shares in a compensatory transaction.

•	U.S. Shareholders whose functional currency is not the U.S. dollar.

•	Any aspect of state, local, or non-U.S. tax law.

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

Dividends Paid on the Ordinary Shares

A U.S. Shareholder, as defined above, will generally be required to include in gross income the amount of any distributions paid in respect of the ordinary shares to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of the distribution would include any Israeli taxes withheld as part of the distributions. A maximum U.S. federal income tax rate of 20% (plus potentially an additional 3.8% on certain net investment income as described below) will generally apply for individual shareholders and 35% for corporate shareholders if certain holding period requirements are met. The 20% maximum individual shareholder rate is applicable for “qualified dividend income” received by an individual as well as certain trusts and estates. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States, such as the NASDAQ Global Select Market. The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.

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

Credit for Israeli Taxes Withheld

Subject to certain conditions and limitations, a U.S. Shareholder may be eligible for a credit against United States federal income tax liability for any Israeli tax withheld or paid with respect to dividends on the ordinary shares. The Code provides limitations on the amount of foreign tax credits. These limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. A shareholder who does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do so for all foreign income taxes in that year. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each shareholder should consult his, her, or its own tax advisor to determine whether and if the specific shareholder would be entitled to this credit.

Disposition of the Ordinary Shares

The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss. The amount of gain or loss is the difference between the amount realized on the sale or exchange and the tax basis in the ordinary shares. If a U.S. Shareholder’s holding period for the ordinary shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains of non-corporate shareholders realized upon a sale or exchange of ordinary shares generally will be subject to a maximum U.S. federal income tax rate of 20% (plus potentially an additional 3.8% on certain net investment income as described below). The deductibility of capital losses may be subject to limitation. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Under the United States-Israel tax treaty, gain derived from the sale, exchange, or other disposition of ordinary shares by a holder, who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel, may be treated as foreign source income for U.S. foreign tax credit purposes.

Additional Tax on Investment Income

U.S. Shareholders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on certain net investment income, including, among other things, dividends on and capital gains from the sale or other disposition of our ordinary shares, subject to certain limitations and exceptions.

Passive Foreign Investment Company Status

Based upon our income, assets and activities, we believe that we are not currently, and have not been in prior years, a passive foreign investment company (PFIC) for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either:

•	75% or more of our gross income in the taxable year is passive income, or

•	50% or more of the average percentage of our assets held during the taxable year produce or are held for the production of passive income.

For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

If we were a PFIC for any taxable year during which you held shares as a U.S. Shareholder and you did not timely elect to treat us as a “qualified electing fund” under Section 1295 of the Code or elect to mark the ordinary shares to market, you would be subject to special tax rules that have a penalizing effect on the receipt of an “excess distribution” on the ordinary shares. Generally, a distribution is considered an excess distribution to the extent it exceeds 125% of the average annual distributions in the prior three years. You would also be subject to special tax rules that have a penalizing effect on the gain from the disposition of the ordinary shares, including the treatment if any such gain as ordinary income, not capital gain.

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

Additionally, documents referred to in this Annual Report on Form 20-F may be inspected at our principal executive offices located at 5 Ha’Solelim Street, Tel Aviv 6789705, Israel.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that result primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or in interest rates.

As of December 31, 2013, securities representing 4.1% of our investments portfolios are rated as AAA; securities representing 50.2% of the portfolio are rated as AA; securities representing 45.0% of the portfolio are rated as A; and securities representing 0.7% of the portfolio are rated as BB.

The table below provides information regarding our investments in cash, cash equivalents and marketable securities, as of December 31, 2013:

	Maturity						Total Amortized cost	Fair Value at Dec. 31, 2013
	2014	2015	2016	2017	2018	2019 onwards
	(in thousands)
Government and corporate debentures - fixed interest rates	$593,218	$826,826	$689,039	$332,473	$121,176	—	$2,562,732	$2,565,099
U.S. Agencies	$93,900	$156,113	$170,502	$99,062	$16,042	—	$535,619	$535,415
Government and corporate debentures - floating interest rates	$67,794	$3,007	$31,247	$6,969	$11,746	—	$120,763	$120,978
Short-term deposits, money market instruments & cash	$408,432	—	—	—	—	—	$408,432	$408,432

Total	$1,163,344	$985,946	$890,788	$438,504	$148,964	—	$3,627,546	$3,629,924

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

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona and Japanese Yen. As of December 31, 2013, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $236.4 million. These contracts were for a period of up to twelve months. The net gains recognized in “financial income, net” during 2013 were $20.3 million.

During 2013, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. As of December 31, 2013, we had outstanding forward contracts in the notional amount of $29.6 million and their fair value amounted to $0.1 million. These contracts were for a period of up to twelve months. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $2.4 million were recognized when the related expense were incurred and classified in operating expenses during 2013.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2013 would result in an increase in operating expenses of $25 million for the year ended December 31, 2013. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2013, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In conducting its assessment of internal control over financial reporting, management based its evaluation on the framework in “Internal Control – Integrated Framework” (the 1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our management has concluded based on its assessment, that our internal control over financial reporting was effective as of December 31, 2013, based on these criteria.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of EY Global), an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual report on Form 20-F.

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

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2012 and 2013 (in thousands):

	Year Ended December 31, 2012		Year Ended December 31, 2013
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$748	80%	$739	81%
Audit-related fees	—	—	—	—
Tax fees (2)	$188	20%	$178	19%

Total	$936	100%	$917	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2012 and 2013, and will receive during 2014 for non-audit services in certain categories.

Our Chief Financial Officer reviews all management requests to engage our auditors to provide services and approves a request if the requested services are of those that have received pre-approval from our audit committee. We inform our audit committee of these approvals at least quarterly and prior to the commencement of the related services. If the services are not included in those categories that were pre-approved by our audit committee, then specific approval is needed from our audit committee before these services are commenced. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditors’ independence or that are not permitted by applicable law.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2013, the Company repurchased ordinary shares for an aggregate amount of $3,073 million. On January 28, 2014, the Company’s board of directors approved and authorized the repurchase of up to additional $1,000 million of the Company’s ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2013, we used $537.8 million to repurchase approximately 10.1 million ordinary shares which were repurchased under our ninth program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	810,200	48	810,200	$655,054,400
February 1 – February 28	959,900	51	959,900	$606,137,270
March 1 – March 31	937,889	50	937,889	$559,183,347
April 1 – April 30	965,958	46	965,958	$514,682,890
May 1 – May 31	1,038,700	48	1,038,700	$464,559,504
June 1 – June 30	913,081	50	913,081	$419,196,251
July 1 – July 31	446,698	53	446,698	$396,005,319
August 1 – August 31	853,100	58	853,100	$347,029,793
September 1 – September 30	968,683	57	968,683	$291,514,141
October 1 – October 31	817,400	58	817,400	$244,340,510
November 1 – November 30	492,905	60	492,905	$214,712,007
December 1 – December 31	944,320	62	944,320	$156,394,310
Total	10,148,834	53	10,148,834

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

In addition, we follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required.

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Global Select Market rules, which require that we obtain shareholder approval for certain dilutive events, such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ rules must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

See Item 3.D. “Key Information – Risk factors – Risks relating to our operations in Israel – As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, etc.,” Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10 “Additional Information – Articles of Association and Israeli Companies Law” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the NASDAQ Global Select Market.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-43 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Zone Labs, Inc. 1998 Stock Option Plan (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (6)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (7)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014

4.9	Check Point Software Technologies Ltd. Executive Compensation Plan (8)

8	List of subsidiaries (9)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2013, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(5)	Incorporated by reference to Exhibit 4.1 of Check Point Software Technologies Ltd.’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 15, 2004.
(6)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(7)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(8)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 23, 2013.
(9)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - 1992 framework and our report dated March 19, 2014, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 28, 2014	KOST FORER GABBAY & KASIERER A Member of EY Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (“Check Point” or the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - 1992 framework (the “COSO criteria”). Check Point’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Check Point and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013, and our report dated March 19, 2014, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 28, 2014	KOST FORER GABBAY & KASIERER A Member of EY Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2012	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$574,802	$408,432
Short-term deposits	233,057	—
Marketable securities	695,478	758,382
Trade receivables (net of allowances for doubtful accounts and sales reserves of $ 18,011 and $ 20,856 at December 31, 2012 and 2013, respectively)	373,755	379,648
Prepaid expenses and other current assets	46,699	53,856

Total current assets	1,923,791	1,600,318

LONG-TERM ASSETS:
Marketable securities	1,792,027	2,463,110
Property and equipment, net	36,973	37,991
Severance pay fund	6,038	6,488
Deferred tax asset, net	19,173	13,557
Other intangible assets, net	19,211	16,191
Goodwill	727,875	727,875
Other assets	19,797	20,907

Total long-term assets	2,621,094	3,286,119

Total assets	$4,544,885	$4,886,437

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share amounts)

	December 31,
	2012	2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$9,420	$10,707
Employees and payroll accruals	90,946	113,350
Deferred revenues	524,627	590,752
Accrued expenses and other liabilities	237,655	272,045

Total current liabilities	862,648	986,854

LONG-TERM LIABILITIES:
Deferred revenues	65,063	80,871
Income tax accrual	259,547	205,420
Deferred tax liability, net	1,039	308
Accrued severance pay	10,279	10,887

Total long-term liabilities	335,928	297,486

Total liabilities	1,198,576	1,284,340

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2012 and 2013; no shares issued and outstanding at December 31, 2012 and 2013	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2012 and 2013; 261,223,970 shares issued at December 31, 2012 and 2013; 199,028,983 and 192,262,757 shares outstanding at December 31, 2012 and 2013, respectively	774	774
Additional paid-in capital	693,212	774,917
Treasury shares at cost - 62,194,987 and 68,961,213 ordinary shares at December 31, 2012 and 2013, respectively	(1,955,328)	(2,421,278)
Accumulated other comprehensive income	14,606	1,839
Retained earnings	4,593,045	5,245,845

Total shareholders’ equity	3,346,309	3,602,097

Total liabilities and shareholders’ equity	$4,544,885	$4,886,437

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Year ended December 31,
	2011	2012	2013
Revenues:
Products and licenses	$503,475	$505,280	$504,576
Subscriptions	105,790	162,931	209,442
Software updates and maintenance	637,721	674,484	680,087

Total revenues	1,246,986	1,342,695	1,394,105

Operating expenses:
Cost of products and licenses *)	81,043	87,097	88,862
Cost of subscriptions *)	11,732	6,296	5,480
Cost of software updates and maintenance *)	51,737	61,786	67,680
Amortization of technology	31,171	3,982	612

Total cost of revenues	175,683	159,161	162,634
Research and development	110,147	111,911	121,764
Selling and marketing	253,800	255,345	276,067
General and administrative	65,182	69,743	72,735

Total operating expenses	604,812	596,160	633,200

Operating income	642,174	746,535	760,905
Financial income, net	39,023	40,332	34,003
Gain on sale of marketable securities previously impaired	2,017	—	928

Income before taxes on income	683,214	786,867	795,836
Taxes on income	139,248	166,867	143,036

Net income	$543,966	$620,000	$652,800

Basic earnings per ordinary share	$2.63	$3.04	$3.34

Diluted earnings per ordinary share	$2.54	$2.96	$3.27

*)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Net income	$543,966	$620,000	$652,800

Other comprehensive income (loss)
Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax benefit (expense) of $480, $(674) and $3,369, respectively	(573)	1,750	(9,685)
Gains reclassified into earnings, net of tax expense of $519, $315 and $300, respectively	(2,170)	(1,121)	(2,011)

	(2,743)	629	(11,696)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax benefit (expense) of $3, $(181) and $(452), respectively	(14)	1,220	704
Losses (gains) reclassified into earnings, net of tax benefit (expense) of $31, $(15) and $592, respectively	(177)	107	(1,775)

	(191)	1,327	(1,071)

Other comprehensive income (loss), net of tax	(2,934)	1,956	(12,767)

Comprehensive income	$541,032	$621,956	$640,033

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total
	Share	paid-in	shares	comprehensive	Retained	shareholders’
	capital	capital	at cost	income	earnings	equity
Balance as of January 1, 2011	$774	$580,276	$(1,306,382)	$15,584	$3,429,079	$2,719,331
Excess tax benefit from stock-based compensation	—	7,956	—	—	—	7,956
Acquisition of non-controlling interest in Sofaware	—	(6,556)	—	—	—	(6,556)
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (3,069,869 ordinary shares, net of 52,431 shares for taxes)	—	8,997	62,496	—	—	71,493
Treasury shares at cost (5,591,687 ordinary shares)	—	—	(300,000)	—	—	(300,000)
Stock-based compensation expense related to employees	—	39,835	—	—	—	39,835
Other comprehensive loss, net of tax	—	—	—	(2,934)	—	(2,934)
Net income	—	—	—	—	543,966	543,966

Balance as of December 31, 2011	774	630,508	(1,543,886)	12,650	3,973,045	3,073,091

Excess Tax benefit from stock-based compensation	—	11,128	—	—	—	11,128
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (2,619,204 ordinary shares, net of 49,854 shares for taxes)	—	6,289	54,722	—	—	61,011
Treasury shares at cost (9,483,090 ordinary shares)	—	—	(466,164)	—	—	(466,164)
Stock-based compensation expense related to employees	—	45,287	—	—	—	45,287
Other comprehensive income, net of tax	—	—	—	1,956	—	1,956
Net income	—	—	—	—	620,000	620,000

Balance as of December 31, 2012	774	693,212	(1,955,328)	14,606	4,593,045	3,346,309

Excess Tax benefit from stock-based compensation	—	35,345	—	—	—	35,345
Issuance of treasury shares under stock plans, upon exercise of options and vesting of restricted stock units (3,382,608 ordinary shares, net of 42,623 shares for taxes)	—	(4,752)	71,879	—	—	67,127
Treasury shares at cost (10,148,834 ordinary shares)	—	—	(537,829)	—	—	(537,829)
Stock-based compensation expense related to employees	—	51,112	—	—	—	51,112
Other comprehensive loss, net of tax	—	—	—	(12,767)	—	(12,767)
Net income	—	—	—	—	652,800	652,800

Balance as of December 31, 2013	$774	$774,917	$(2,421,278)	$1,839	$5,245,845	$3,602,097

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:
Net income	$543,966	$620,000	$652,800
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	7,620	7,861	8,545
Amortization of premium and accretion of discount on marketable securities, net and revaluation of short-term deposits	28,092	33,784	22,389
Net gain on sale of marketable securities previously impaired	(2,017)	—	(928)
Realized gain on sale of marketable securities, net	(672)	(1,436)	(1,383)
Amortization of intangible assets	43,925	7,028	3,020
Stock-based compensation	39,835	45,287	51,112
Deferred income tax expense (benefit)	(11,552)	(1,453)	28
Excess tax benefit from stock-based compensation	(7,956)	(11,128)	(35,345)
Accrued severance pay, net	(546)	57	158
Increase in trade receivables, net of allowances for doubtful accounts and sales reserves	(73,674)	(16,337)	(5,893)
Decrease (increase) in prepaid expenses and other current assets and other assets	(4,917)	4,592	(816)
Increase (decrease) in trade payables	(5,999)	5,445	1,287
Increase in employees and payroll accruals	8,988	958	22,404
Increase in accrued expenses and other liabilities	90,384	117,371	11,975
Increase in deferred revenues	87,487	37,512	81,933

Net cash provided by operating activities	742,964	849,541	811,286

Cash flows from investing activities:
Cash paid for acquisitions, net of acquired cash	(15,060)	—	—
Proceeds from maturity of marketable securities	820,365	991,578	1,110,176
Proceeds from sale of marketable securities	23,655	242,074	21,716
Proceeds from short-term deposits	—	—	248,571
Investment in marketable securities	(1,173,398)	(1,589,115)	(1,916,832)
Investment in short-term deposits	(222,455)	(10,602)	—
Purchase of property and equipment	(7,195)	(8,195)	(9,563)

Net cash used in investing activities	(574,088)	(374,260)	(545,932)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from financing activities:
Proceeds from issuance of shares under stock purchase plan and upon exercise of options	71,493	61,011	67,127
Acquisition of non-controlling interest in Software	(6,556)	—	—
Purchase of treasury shares at cost	(300,000)	(466,164)	(534,196)
Excess tax benefit from stock-based compensation	7,956	11,128	35,345

Net cash used in financing activities	(227,107)	(394,025)	(431,724)

Increase (decrease) in cash and cash equivalents	(58,231)	81,256	(166,370)
Cash and cash equivalents at the beginning of the year	551,777	493,546	574,802

Cash and cash equivalents at the end of the year	$493,546	$574,802	$408,432

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$63,593	$85,897	$173,234

Supplemental disclosure of non-cash financing activities:
Accrued liability with respect to treasury shares	$—	$—	$3,633

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 1:-	GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and its subsidiaries (collectively, the “Company” or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware (appliance) and software products and subscriptions, by offering network security, data security and security management solutions for enterprise networks and service providers.

The Company operates in one reportable segment and its revenues are mainly derived from the sales of its network and data security products, including licenses, related software updates, maintenance and subscriptions. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”), including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security Service Providers (“MSPs”).

b.	During 2011, 2012 and 2013, approximately 35%, 32% and 29% of the Company’s revenues were derived from two channel partners, respectively, 18%, 16% and 14% from one channel partner and 17%, 16% and 15%, from the other, respectively. Trade receivable balances from these two channel partners aggregated to $ 117,394 and $ 136,384 as of December 31, 2012 and 2013, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared according to United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, significant estimates evaluated by the Company’s management include those related to accounts receivable and sales allowances, fair values of estimated selling price (“ESP”), fair values of financial instruments, fair values and useful lives of intangible assets, fair values of stock-based awards, valuation allowance on deferred tax assets, income tax uncertainties and other contingent liabilities. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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

The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income” in shareholders’ equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

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

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%
Computers and peripheral equipment	33 - 50
Office furniture and equipment	10 - 20
Building	4
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

h.	Goodwill:

Goodwill has been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

ASC 350 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures impairment. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. In such case, the second phase is then performed, and the Company measures impairment by comparing the carrying amount of the reporting unit’s goodwill to the implied fair value of that goodwill. An impairment loss is recognized in an amount equal to the excess. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company performs an annual impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present.

For each of the three years in the period ended December 31, 2013, no impairment losses have been identified.

i.	Other intangible assets:

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

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2011, 2012 and 2013, no impairment indicators have been identified.

k.	Research and development costs:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Revenue recognition:

The Company derives its revenues mainly from sales of products and licenses, subscriptions and software updates and maintenance. The Company’s products are generally integrated with software that is essential to the functionality of the product. The Company sells its products primarily through channel partners including distributors, resellers, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Service Providers (“MSPs”), all of whom are considered end-users. The Company also sells certain products directly to end users primarily through its website.

The Company’s subscriptions include other security solutions and are sold as a service or annuity.

The Company’s software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include multiple services to customers, primarily telephone access to technical support personnel and hardware support services.

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

The Company applies ASU 2009-14, Certain Arrangements That Include Software Elements, (“ASU 2009-14”) and ASU 2009-13, Multiple-Deliverable Revenue Arrangements, (“ASU 2009-13”). ASU 2009-14 removes tangible products from the scope of software revenue guidance and provides guidance on determining whether software deliverables in an arrangement that includes a tangible product are covered by the scope of the software revenue guidance. ASU 2009-13 eliminates the use of the residual method for allocation of revenues and requires entities to allocate revenue in an arrangement using estimated selling prices of the delivered goods and services, based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE or TPE is available.

The Company’s products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangement that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price method based on either VSOE or ESP, as described below.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For products, the Company determined the fair value based on ESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices.

The Company established VSOE of fair value for subscriptions and for software updates and maintenance based on the renewal prices charged for such services.

The Company applies software revenue recognition guidance, ASC 985-605, “Software Revenue Recognition”, to all software arrangements where software element is not essential to the functionality of the tangible product. As required by ASC 985-605, the Company determined the value of the delivered elements of its multiple-element arrangements using the residual method when VSOE of fair value exists for the undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and revenue for each element is recognized when the appropriate criteria is met.

Deferred revenues represent mainly the unrecognized revenue billed for subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

The Company records a provision for estimated sales returns, stock rotations and other rights granted to customers on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 10,330 and $ 14,932 as of December 31, 2012 and 2013, respectively.

m.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and shipping.

Cost of subscriptions is comprised of license fees paid to third parties.

Cost of software updates and maintenance is mainly comprised of cost of post-sale customer support.

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

Severance expenses for the years ended December 31, 2011, 2012 and 2013, were $ 4,823, $ 5,113 and $ 5,987, respectively.

o.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 17.5 per year (and an additional amount of $ 5.5 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2011, 2012 and 2013, the Company’s matching contribution to the plan amounted to $ 991, $ 954 and $ 1,073, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. ASC No. 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

q.	Advertising costs:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013, were $ 2,918, $ 3,239 and $ 4,260, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The Company’s majority cash and cash equivalents and short-term deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be withdrawn upon demand and therefore bear low risk. Marketable securities are held mainly by the Company’s Singaporean subsidiary, the U.S. subsidiary and Check Point Ltd., and are invested in U.S. dollar and U.S. dollar-linked debentures.

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

The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $ 7,681 and $ 5,924 as of December 31, 2012 and 2013, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts.

Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense amounted to $ 702, $ 855 and $ (1,090) in 2011, 2012 and 2013, respectively. Total write offs during 2011, 2012 and 2013 amounted to $ 1,076, $ 471 and $ 668, respectively.

s.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging”. ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona, Norwegian Krone and Japanese Yen. As of December 31, 2012 and 2013, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 100,865 and $ 236,440, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). The net gains (losses) recognized in “financial income, net” during 2011, 2012 and 2013 were $ (240), $ 3,483 and $ 20,306, respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2012 and 2013 amounted to gains (losses) of $ 24 and $ (11), respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2012 and 2013, the Company had outstanding forward contracts in the notional amount of $ 25,878 and $ 29,622, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). These contracts met the requirement for cash flow hedge accounting and as such during 2011, 2012 and 2013 gains/(losses) in the amount of $ 208, $ (122) and $ 2,366, respectively, were recognized when the related expenses were incurred and classified in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2012 and 2013 amounted to gains of $ 1,445 and $ 102, respectively.

t.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,342,904, 3,811,680 and 5,694,945 for 2011, 2012 and 2013, respectively.

u.	Accounting for stock-based compensation:

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

The Company recognizes compensation expenses for the value of awards granted, based on the straight line method for service based awards and based on the accelerated method for performance-based awards. Compensation expense is recognized over the requisite service period of each of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

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

The fair value of options granted and Employee Stock Purchase Plan in 2011, 2012 and 2013 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2011	2012	2013
Employee Stock Options
Expected volatility	29.59%	29.37%	30.14%
Risk-free interest rate	2.04%	0.75%	1.72%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	5.84	5.58	6.00
Employee Stock Purchase Plan
Expected volatility	23.94%	32.04%	26.98%
Risk-free interest rate	0.14%	0.09%	0.06%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Fair value of financial instruments:

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

Level 1 -	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 -	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 -	Unobservable inputs for the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

w.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available for sale marketable securities.

The following table shows the components of Accumulated other comprehensive income, net of taxes, as of December 31, 2013:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Year ended December 31, 2013
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Beginning balance	$13,473	$1,133	$14,606

Other comprehensive income (loss) before reclassifications	(9,685)	704	(8,981)
Amounts reclassified from accumulated other comprehensive income	*)(2,011)	**)(1,775)	(3,786)

Net current-period other comprehensive loss	(11,696)	(1,071)	(12,767)

Ending balance	$1,777	$62	$1,839

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2013 for realized gains on marketable securities of $2,011 are included within financial income, net.

**)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2013 for realized gains on cash flow hedges of $1,775 are included in operating expenses, out of which $1,181 is included within research and development.

x.	Treasury shares:

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

y.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of less than one year are as follows:

	December 31,
	2012				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$599,614	$2,738	$(20)	$602,332	$593,218	$2,987	$(16)	$596,189
Government-sponsored enterprises debentures	59,719	271	—	59,990	93,900	400	—	94,300
Government and corporate debentures - floating interest rate	33,096	61	(1)	33,156	67,794	99	—	67,893

	$692,429	$3,070	$(21)	$695,478	$754,912	$3,486	$(16)	$758,382

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2012				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,327,086	$13,094	$(731)	$1,339,449	$1,969,514	$6,554	$(7,158)	$1,968,910
Government-sponsored enterprises	382,758	2,170	(39)	384,889	441,719	707	(1,311)	441,115
Government and corporate debentures - floating interest rate	64,694	304	(6)	64,992	52,969	163	(47)	53,085
Auction rate securities	2,697	—	—	2,697	—	—	—	—

	$1,777,235	$15,568	$(776)	$1,792,027	$2,464,202	$7,424	$(8,516)	$2,463,110

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2012
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$352,886	$(747)	$6,046	$(4)	$358,932	$(751)
Government-sponsored enterprises	39,883	(39)	252	—	40,135	(39)
Government and corporate debentures - floating interest rate	6,213	(6)	6,249	(1)	12,462	(7)

	$398,982	$(792)	$12,547	$(5)	$411,529	$(797)

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

	December 31, 2013
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$944,769	$(5,762)	$97,770	$(1,410)	$1,042,539	$(7,172)
Government-sponsored enterprises	214,719	(1,104)	19,811	(208)	234,530	(1,312)
Government and corporate debentures - floating interest rate	19,511	(48)	1,000	—	20,511	(48)

	$1,178,999	$(6,914)	$118,581	$(1,618)	$1,297,580	$(8,532)

As of December 31, 2012 and 2013, interest receivable amounted to $ 16,622 and $ 17,587, respectively, and is included within other current assets in the balance sheets.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its cash equivalents, marketable securities, auction rate securities and foreign currency derivative contracts at fair value. Cash equivalents and marketable securities, except investments in auction rate securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$169,894	$—	$—	$169,894
Marketable securities:
Government and corporate debentures - fixed interest rate	—	1,941,781	—	1,941,781
Government-sponsored enterprises	—	444,879	—	444,879
Government and corporate debentures - floating interest rate	—	98,148	—	98,148
Auction rate securities	—	—	2,697	2,697
Foreign currency derivative contracts	—	1,469	—	1,469

Total financial assets	$169,894	$2,486,277	$2,697	$2,658,868

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$88,784	$—	$—	$88,784
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,565,099	—	2,565,099
Government-sponsored enterprises	—	535,415	—	535,415
Government and corporate debentures - floating interest rate	—	120,978	—	120,978
Foreign currency derivative contracts	—	91	—	91

Total financial assets	$88,784	$3,221,583	$—	$3,310,367

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The following table presents the changes in Level 3 instruments measured on a recurring basis for the years ended December 31, 2012 and 2013:

Auction rate securities
Balance at January 1, 2012	$6,078
Securities sold during 2012	(3,381)

Balance at December 31, 2012	2,697
Recognized gains in income	928
Securities sold during 2013	(3,625)

Balance at December 31, 2013	$—

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2013
Cost:
Computers and peripheral equipment	$64,026	$69,968
Office furniture and equipment	5,966	6,324
Building	34,396	35,538
Leasehold improvements	5,393	7,160

	109,781	118,990
Accumulated depreciation	72,808	80,999

Property and equipment, net	$36,973	$37,991

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

There were no changes to the carrying amount of goodwill in the two years period commencing January 1, 2012 through December 31, 2013.

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful life	December 31,
		2012	2013
Original amount:
Core technology	3 - 8	$131,797	$4,739
Trademarks and trade names	3 - 20	26,476	25,520
Customer relationships	2 - 6	55,108	3,108

		213,381	33,367

Accumulated amortization:
Core technology		129,767	3,323
Trademarks and trade names		10,738	11,358
Customer relationships		53,665	2,495

		194,170	17,176

Other intangible assets, net:
Core technology		2,030	1,416
Trademarks and trade names		15,738	14,162
Customer relationships		1,443	613

		$19,211	$16,191

The estimated future amortization expense of other intangible assets as of December 31, 2013 is as follows:

2014	$2,142
2015	2,023
2016	1,899
2017	1,817
2018	1,817
Thereafter	6,493

$16,191

NOTE 7:-	EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2012 and 2013, employees and payroll accruals include a total amount of $ 4,351 and $ 3,731, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 8:-	DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2012	2013
Subscriptions	$118,083	$160,163
Software updates and maintenance	468,663	504,919
Other	2,944	6,541

	$589,690	$671,623

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheet. The remaining deferred revenues are recognized within three years and are shown as long term deferred revenues.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2012	2013
Income taxes payable	$111,558	$129,305
Accrued products and licenses costs	35,731	40,560
Marketing expenses payable	9,126	9,350
Legal accrual	38,010	47,384
Purchase commitment to subcontractors	5,376	2,732
Accrued expenses	37,854	42,714

	$237,655	$272,045

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2019. The Company recognizes rent expense under such arrangements on a straight-line basis.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2013, were as follows:

2014	$5,967
2015	3,581
2016	1,153
2017	293
2018	124
Thereafter	85

$11,203

Rent expenses for the years ended December 31, 2011, 2012 and 2013, were $ 5,950, $ 5,408 and $ 6,224, respectively.

b.	Litigation:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

In November 2013, the Company reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly the Company and the ITA notified the court that they have reached an agreement outside of the court and obtained the court’s approval (see Note 11).

We have filed for a declaratory judgment in a patent related case. The adversary is a non-practicing entity. At this time, we do not expect the ultimate resolution of these litigation matters to be material to our business, results of operations and financial condition.

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

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, and 25% in 2012 and 2013.

On July 30, 2013, the Israeli Parliament (the Knesset) approved the second and third readings of the Economic Plan for 2013-2014 (“Amended Budget Law”) which consists, among others, raising the Israeli corporate tax rate from 25% to 26.5% commencing January 1, 2014.

2.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”):

Various production and development facilities of Check Point Ltd. have been granted “Approved Enterprise” and “Privileged Enterprise” status, which provides certain benefits, including tax exemptions and reduced tax rates for a defined period.

Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, will not result in additional tax consequences to the company.

In December 2010, new legislation amending the Investment Law was adopted effective January 1, 2011. According to the new legislation, the benefit tracks in the Investment Law were modified and a flat tax rate applies to preferred income produced or generated by a preferred company from the effective date. Commencing 2012, the Company elected for the Preferred Enterprise regime to apply (the waiver is non-recourse) and the Company’s entire preferred income is subject to the tax rates as follows: 2012 - 15%, 2013 - 12.5% and 2014 and thereafter - 16%.

Income attributable to Approved, Privileged and Preferred Enterprises will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income to an Israeli company, no withholding tax will be remitted.

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

b.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

Undistributed earnings of subsidiaries amounted to $ 156,817 as of December 31, 2013. Where the Company intends to reinvest these earnings indefinitely in the foreign subsidiaries, no deferred income taxes have been provided. If these earnings were distributed to Israel in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes in the amount of $ 30,863.

c.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2012 and 2013, the Company’s deferred taxes were in respect of the following:

	December 31,
	2012	2013
Carry forward tax losses	$249,270	$235,942
Employee stock based compensation	15,642	19,846
Other	26,214	33,992

Deferred tax assets before valuation allowance	291,126	289,780
Valuation allowance	(246,785)	(234,600)

Deferred tax asset	44,341	55,180

Intangible assets	(7,927)	(7,773)
Undistributed earnings of a subsidiary	—	(10,788)
Unrealized gains on marketable securities, net	(4,266)	(688)
Other	(945)	(950)

Deferred tax liability	(13,138)	(20,199)

Deferred tax asset, net	$31,203	$34,981

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-	TAXES ON INCOME (Cont.)

	December 31,
	2012	2013
Current deferred tax asset, net	$13,069	$21,732
Non-current deferred tax asset, net	19,173	13,557
Non-current deferred tax liability, net	(1,039)	(308)

	$31,203	$34,981

Current deferred tax asset, net, is included within prepaid expenses and other current assets in the balance sheets.

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss related to excess tax benefits from options exercised prior to the adoption of ASC 718.

Through December 31, 2013, the U.S. subsidiaries had a U.S. federal loss carry forward of approximately $ 608,471, expiring beginning 2018, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2013, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $ 268,557, which expire between fiscal 2014 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2013, the U.S. subsidiaries had research and development tax credits of approximately $ 9,603, which expire between fiscal 2019 and fiscal 2033 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2011	2012	2013
Domestic	$655,486	$725,651	$743,125
Foreign	27,728	61,216	52,711

	$683,214	$786,867	$795,836

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2011	2012	2013
Current	$150,800	$168,320	$143,008
Deferred	(11,552)	(1,453)	28

	$139,248	$166,867	$143,036

Domestic	$134,242	$152,040	$130,109
Foreign	5,006	14,827	12,927

	$139,248	$166,867	$143,036

	Year ended December 31,
	2011	2012	2013
Domestic taxes:
Current	$138,686	$152,453	$124,522
Deferred	(4,444)	(413)	5,587

	134,242	152,040	130,109

Foreign taxes - US:
Current	8,870	12,720	14,965
Deferred	1,567	(355)	(4,813)

	10,437	12,365	10,152

Other international locations:
Current	3,245	3,149	3,521
Deferred	(8,676)	(687)	(746)

	(5,431)	2,462	2,775

Total foreign taxes	5,006	14,827	12,927

Taxes on income	$139,248	$166,867	$143,036

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2012	2013
Beginning balance	$219,469	$259,547
Increases related to tax positions taken during prior years	38,209	91,202
Increases related to tax positions taken during the current year	11,361	142,875
Decrease related to settlement with the ITA	—	(288,204)
Decreases related to expiration of statute of limitations	(9,492)	—

Ending balance	$259,547	$205,420

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

During the years ended December 31, 2011, 2012 and 2013, the Company recorded $ 13,587, $ 15,032 and $ 20,857, respectively for interest expense related to uncertain tax positions. As of December 31, 2012 and 2013, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 63,059 and $ 4,578 respectively, which is included within income tax accrual on the balance sheets.

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) accumulated by the company until December 31, 2011 (“Trapped Earnings”) is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election.

On November 11, 2013, the Company reached a settlement agreement with the ITA which provided (i) the full settlement of all disputes with the ITA with respect to the tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with Section 52B of the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $ 111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

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

g.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2011	2012	2013
Income before taxes as reported in the statements of income	$683,214	$786,867	$795,836

Statutory tax rate in Israel	24%	25%	25%
Decrease in taxes resulting from:
Effect of “Approved, Privileged or Preferred Enterprise” status *)	(6%)	(7%)	(6%)
Others, net	2%	3%	(1%)

Effective tax rate	20%	21%	18%

*) Basic earnings per share amounts of the benefit resulting from the “Approved, Privileged or Preferred Enterprise” status	$0.21	$0.24	$0.24

Diluted earnings per share amounts of the benefit resulting from the “Approved, Privileged or Preferred Enterprise” status	$0.20	$0.23	$0.24

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

b.	Share repurchase:

As of December 31, 2013, the Company’s repurchase ordinary shares for an aggregate amount of $ 3,072,528. On January 28, 2014, the Company’s board of directors approved and authorized the repurchase of up to additional $ 1,000,000 of the Company’s ordinary shares. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital. During 2011, 2012 and 2013 the Company repurchased 5,591,687, 9,483,090 and 10,148,834 shares for an aggregate amount of $ 300,000, $ 466,164 and $ 537,829, respectively.

c.	Stock Options and RSU’s:

In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014: the 2005 United States Equity Incentive Plan, which is referred to as the U.S. Plan, and the 2005 Israel Equity Incentive Plan, which is referred to as the Israel Plan, and together with the U.S. Plan, the Equity Incentive Plans.

Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans Options, Restricted Stock Units (“RSUs”) and Performance RSUs (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four to five years of employment. Any options that are cancelled or forfeited before expiration become available for future grants. Since 2006, the Company started to routinely grant RSUs under the Equity Incentive Plans and since 2013, the Company started to grant its sales employees PSUs. The number of PSUs granted to sales employees is equal to the amount of compensation earned (based on the employee’s level) divided by the fair value of the ordinary share at the grant date. RSUs and PSUs vest over a four year period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied. RSUs and PSUs that are cancelled or forfeited become available for future grants.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Under the Equity Incentive Plans, the Company’s non-employee directors receive an automatic annual option grant.

As of December 31, 2013, 13,508,075 options and RSUs were outstanding under the Equity Incentive Plans and 679 options were outstanding under the Zone Labs plan.

Following the amendments to the Equity Incentive Plans in January 2014, the number of ordinary shares reserved under the Equity Incentive Plans equals 19,000,000 (under the original terms of the Equity Incentive Plans, and before the amendment, 65,134,597 ordinary shares were available for future grant as of December 31, 2013). Commencing December 31, 2014, on December 31st of each year, the number of Reserved and Authorized Shares under the Equity Incentive Plans shall be automatically reset on such date to equal 10% of the number of ordinary shares issued and outstanding on such date.

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands			Weighted average exercise price
	2011	2012	2013	2011	2012	2013
Outstanding at beginning of year	14,192	13,337	13,448	$23.85	$28.50	$35.24
Granted	2,125	2,955	1,930	$52.92	$54.24	$49.77
Exercised	(2,324)	(1,944)	(2,712)	$22.83	$21.80	$20.56
Expired	(602)	—	—	$26.97	—	—
Forfeited	(54)	(900)	(64)	$27.89	$26.69	$44.79

Outstanding at December 31,	13,337	13,448	*)12,602	$28.50	$35.24	$40.58

Exercisable at December 31,	8,429	8,530	8,001	$24.21	$28.20	$35.22

*)	As of December 31, 2013 , approximately 12.5 million options are vested and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

	Year ended December 31, 2013
	Options	Aggregate intrinsic value
	In thousands
Outstanding at beginning of year	13,448	$196,927

Granted	1,930
Exercised	(2,712)
Forfeited	(64)

Outstanding as of December 31,	12,602	$301,449

Exercisable as of December 31,	8,001	$234,287

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised during the years 2011, 2012 and 2013 was $ 73,973, $ 61,564 and $ 90,352, respectively.

The weighted average fair values at grant date of options granted for the years ended December 31, 2011, 2012 and 2013; with an exercise price equal to the market value at the date of grant were $ 17.04, $ 15.52 and $ 16.17, respectively.

The following table summarizes information relating to RSUs, as well as changes to such awards during 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
	Number in thousands
Outstanding at beginning of year	1,254	1,111	980
Granted	389	395	394
Vested	(425)	(415)	(359)
Forfeited	(107)	(111)	(108)

Outstanding as of December 31,	1,111	980	907

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2011, 2012 and 2013 were $ 51.89, $ 54.76 and $ 48.64, respectively.

The total fair value of shares vested during the years 2011, 2012 and 2013 was $ 22,753, $ 22,806 and $ 17,738, respectively.

The options outstanding as of December 31, 2013, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
6.08-6.08	1	0.13	6.08	1	0.13	6.08
21.53-21.95	112	2.16	21.89	112	2.16	21.89
23.46-24.01	2,527	1.11	23.81	2,527	1.11	23.81
26.47 -26.47	1,100	2.57	26.47	1,100	2.57	26.47
26.77-29.49	1,830	3.40	29.22	1,410	3.45	29.37
32.31-35.79	209	3.24	35.07	108	3.25	35.21
42.85 -49.5	1,904	6.42	49.26	448	6.36	49.13
51.98-53.05	2,010	4.38	52.92	1,240	4.38	52.96
53.67-58.49	2,910	5.39	54.54	1,056	5.41	54.13

6.08-58.49	12,602	3.93	40.58	8,001	3.14	35.22

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2013, the Company had approximately $ 107,818 of unrecognized compensation expense related to non-vested stock options and non-vested restricted stock units, expected to be recognized over a weighted average period of 1.91 years.

d.	Employee Stock Purchase Plan (“ESPP”):

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

During 2011, 2012 and 2013, employees purchased 374,050, 309,559 and 354,487 ordinary shares at average prices of $ 34.14, $ 44.15 and $ 42.14 per share, respectively.

As of December 31, 2013, 1,066,876 ordinary shares were available for future issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2011, 2012 and 2013, the Company recognized $ 3,400, $ 4,313 and $ 3,973, respectively, of compensation expense in connection with the ESPP.

NOTE 13:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2011	2012	2013
Net income	$543,966	$620,000	$652,800

Weighted average ordinary shares outstanding (in thousands)	206,917	203,918	195,647

Dilutive effect:
Employee stock options and RSUs (in thousands)	7,005	5,252	3,840

Diluted weighted average ordinary shares outstanding (in thousands)	213,922	209,170	199,487

Basic earnings per ordinary share	$2.63	$3.04	$3.34

Diluted earnings per ordinary share	$2.54	$2.96	$3.27

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

The following table presents total revenues for the years ended December 31, 2011, 2012 and 2013, and property and equipment, net as of December 31, 2012 and 2013, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2011	2012	2013
Americas, principally U.S.	$553,843	$603,605	$647,533
Europe	488,632	501,547	514,858
Asia, Middle-East and Africa	204,511	237,543	231,714

	$1,246,986	$1,342,695	$1,394,105

2.	Property and equipment, net:

	December 31,
	2012	2013
U.S.	$3,519	$3,270
Israel	31,450	33,605
Rest of the world	2,004	1,116

	$36,973	$37,991

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2011, 2012 and 2013 by product lines:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share amounts)

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

	Year ended December 31,
	2011	2012	2013
Product and licenses:
Network security Gateways	$446,747	$442,169	$449,860
Other *)	56,728	63,111	54,716

	503,475	505,280	504,576
Subscriptions:
Network security Gateways	105,790	162,931	209,442
Software updates and maintenance	637,721	674,484	680,087

Total revenues	$1,246,986	$1,342,695	$1,394,105

*)	Comprised of Endpoint security and Security management products, each consists of less than 10% of products and licenses revenues.

c.	Financial income, net:

	Year ended December 31,
	2011	2012	2013
Financial income:
Interest income	$68,351	$73,711	$71,107
Realized gain on sale of marketable securities	672	1,436	1,383
Foreign currency re-measurement gain and others	14	873	893

	69,037	76,020	73,383

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	28,092	33,784	37,903
Others	1,922	1,904	1,477

	30,014	35,688	39,380

	$39,023	$40,332	$34,003

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer and Chairman of the Board

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: March 28, 2014