Form 20-F
period 2014-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2015-04-24
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2014. 183,790,953 Ordinary Shares, nominal value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2010 to 2014. The selected consolidated statement of income data for the years 2014, 2013 and 2012, and the selected consolidated balance sheet data at December 31, 2014 and 2013, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2011 and 2010, and the selected consolidated balance sheet data at December 31, 2012, 2011 and 2010, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$1,495,816	$1,394,105	$1,342,695	$1,246,986	$1,097,868
Operating expenses (*):
Cost of revenues	176,541	162,634	159,161	175,683	163,973
Research and development	133,300	121,764	111,911	110,147	105,748
Selling and marketing	306,363	276,067	255,345	253,800	235,301
General and administrative	78,558	72,735	69,743	65,182	57,244
Restructuring and other acquisition related costs	—	—	—	—	588
Total operating expenses	694,762	633,200	596,160	604,812	562,854
Operating income	801,054	760,905	746,535	642,174	535,014
Financial income, net	28,762	34,931	40,332	41,040	29,379
Income before taxes on income	829,816	795,836	786,867	683,214	564,393
Taxes on income	170,245	143,036	166,867	139,248	111,567
Net income	$659,571	$652,800	$620,000	$543,966	$452,826
Basic earnings per ordinary share	$3.50	$3.34	$3.04	$2.63	$2.18
Shares used in computing basic earnings per ordinary share Net income	188,487	195,647	203,918	206,917	208,106
Diluted earnings per ordinary share	$3.43	$3.27	$2.96	$2.54	$2.13
Shares used in computing diluted earnings per ordinary share	192,300	199,487	209,170	213,922	212,933

(*)	Including pre-tax charges for amortization of intangible assets and stock based compensation in the following items:

Amortization of intangible assets
Cost of revenues	$240	$612	$3,982	$31,171	$32,826
Selling and marketing	1,866	2,408	3,046	12,754	16,309
Research and development	—	—	—	—	2,741
Stock-based compensation
Cost of revenues	$1,090	$1,048	$829	$967	$1,033
Research and development	9,284	9,001	8,594	7,471	7,325
Selling and marketing	13,339	11,193	9,677	7,888	7,279
General and administrative	39,456	29,870	26,187	23,509	19,543

	December 31,
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$815,000	$617,520	$1,061,143	$1,007,533	$753,672
Total assets	4,948,818	4,886,437	4,544,885	4,128,063	3,605,302
Shareholders’ equity	3,637,559	3,602,097	3,346,309	3,073,091	2,719,331
Capital stock	859,898	775,691	693,986	631,282	581,050

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

In 2014, global and regional economies around the world and financial markets, remained volatile as a result of a multitude of factors, including adverse credit conditions, changes in economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging economic conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc. (owned by Dell Inc.), Palo Alto Networks, Inc., WatchGuard Technologies, Inc., McAfee, Inc. (owned by Intel Corporation), Sourcefire, Inc. (owned by Cisco Systems Inc.), and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, International Business Machines Corporation, Hewlett-Packard, FireEye, Inc. and Websense Inc. with respect to specific products that we offer. There are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2014, 2013 and 2012, we derived approximately 54%, 57%, and 45%, respectively, of our sales from our ten largest distributors. In 2014, 2013 and 2012, our two largest distributors accounted for approximately 37%, 30% and 30% of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

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

In November 2013, we reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly, we and the ITA notified the court that they have reached an agreement outside of the court and obtained the court’s approval. See also Note 11 to our Consolidated Financial Statements for further information.

We are the defendant in various other lawsuits, including employment-related litigation claims, construction claims and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. We will continue to vigorously assert and protect their interests in these lawsuits. While we currently intend to defend the aforementioned matters vigorously, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition. See also “Item 8 – Financial Information” under the caption “Legal Proceedings.”

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

If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties have brought, and continue to bring, claims that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In addition, third-parties have in the past sent us correspondence claiming that we infringe upon their intellectual property, and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any disputes or litigation regarding intellectual property matters could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold or reduce the sales of our products, and may have a material and adverse effect on our business.

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

In addition, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and the report of an independent registered public accounting firm on the Company’s internal control over financial reporting.

In connection with our Annual Report on Form 20-F for fiscal 2014, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2014, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2014. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

The SEC has also adopted rules pursuant to Dodd-Frank setting forth new disclosure requirements concerning the use of certain minerals that are mined from the Democratic Republic of Congo and adjoining countries. We have incurred and expect to continue to incur costs associated with determining whether any of our products include materials that are covered by the conflict minerals rules. In the event that our products do contain materials covered by the conflict minerals rules, we would be required to comply with applicable disclosure requirements, including conducting diligence procedures to determine the sources of certain minerals that may be used or necessary to the production of our products and, if applicable, undertake potential changes to products, processes or sources of supply as a consequence of such verification activities. In addition, if our products do contain materials covered by the conflict mineral rules, these rules could adversely affect the sourcing, supply and pricing of materials used in our products, particularly if the number of suppliers offering the minerals identified as “conflict minerals” sourced from locations other than the Democratic Republic of Congo and adjoining countries is limited. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free and/or we are unable to alter our products, processes or sources of supply to avoid such materials.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2015, our directors and executive officers owned approximately 25.2% of the voting power of our outstanding ordinary shares, or 28.2% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2015. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $3,683 million as of December 31, 2014. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

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

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2014, would have decreased by $1 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2014, we incurred approximately 41% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2014, we entered into forward contracts to hedge against some of the risk of changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. We had outstanding forward contracts that hedge against changes in future cash flow in the amount of $39 million.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2014, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $251 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations that have not been effect in full by our hedging strategy.

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; the hostilities between Israel and Hezbollah and between Israel and Hamas; the conflict between Hamas and Fatah; as well as tensions between Israel and Iran, have also heightened these risks, including extensive hostilities in November 2012 and from July to August 2014 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Israel. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. In addition, there are significant ongoing hostilities in the Middle East, particularly in Syria and Iraq, which may impact Israel in the future. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition.

Recent uprisings and armed conflicts in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries. In addition, this instability may affect the global economy and marketplace, including as a result of changes in oil and gas prices.

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

For the year ended December 31, 2014, our effective tax rate was 21%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our Open Platform for Security framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of partners worldwide. Check Point customers include tens of thousands of businesses and organizations of all sizes. Check Point’s award-winning ZoneAlarm solutions protect millions of consumers from hackers, spyware and identity theft.

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2014 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

Continuing Evolution of Threats and Attacks. The continuing evolution of threats and attacks on IT systems is a major factor driving the need for cyber security. These threats use technology, the Internet and deception to acquire sensitive information and to disrupt business operations. Some of these threats are unknown when they reach their targets, they are called “zero-day threats” and make it challenging for enterprises to proactively fight them. For example, in 2014, Check Point found techniques for proof of concept Android attacks that one day might be used for malware, by subverting the Android Binder (a core subsystem of the operating system that carries out the critical tasks involved in inter-process communications) to allow logging of keystrokes, changing in-app data or eavesdropping on SMS messages. These threats highlight a changing threat landscape and the range of solutions needed to defend networks and data.

Increased Data Privacy and Compliance Regulation. The mounting number of governmental regulations around the world on data privacy and compliance is also impacting enterprise security. Enterprises need to put in place data security technologies to prevent violations of applicable laws regarding data privacy and protection and to avoid experiencing data loss or data theft, which could cause enterprises to suffer reputational harm and governmental sanctions, fines and penalties. Unfortunately loss of sensitive data did not slowdown in 2014 and if anything made a big comeback. Sony, JPMorgan Chase, Home Depot and other high-profile organizations suffered large breaches involving millions of consumers. Data has long been a prime target for hackers, including financial information, intellectual property, and insider business information and authentication credentials.

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

From Cloud Computing to Network Virtualization. Cloud computing, or Internet-based computing, whereby shared servers provide resources, software and data storage to computers and other devices on demand, is another trend that is driving the need for enterprise security across on-premise and in-the-cloud infrastructure. The most common form of cloud computing, known as virtualization, appeals to enterprises as a way to streamline and consolidate their IT infrastructure while reducing costs. New virtual environments and public and private clouds jeopardize enterprises’ overall security posture if they are not deployed within the appropriate security infrastructure. In addition, 2014 saw the continuation of the age of network virtualization, yet another emerging technology to consolidate and scale network usage. Software-defined Network technologies are making their way into corporate infrastructure and the need to secure such new environment while keeping up with existing ones add to the complexity of IT infrastructures.

The Threat of Social Engineering. As security solutions get better and are more thoroughly deployed throughout enterprises, attackers try to bypass security mitigations and restrictions by just “hacking” the human mind and by deceiving employees into providing credentials, sending infected files or clicking on an infected link. Many of the Advanced Persistent Threats (APTs) mentioned above have taken root within their target with social engineering providing attackers with the first entry door.

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

Check Point’s Vision for Security

As the Internet has evolved and advanced, it has created increased functionality for Internet users and simultaneously provided opportunities for more sophisticated and varied methods of attack. Today, one attack can shut down an entire country’s power grid, disrupt transportation systems or steal the personal information of millions of individuals. From start-ups to large corporations, no company is immune from these threats. This evolution has driven the need for more comprehensive cyber security. In response, organizations have added layers of security to their existing infrastructure, multiplying the number of disparate point solutions that they deploy in an attempt to achieve a higher level of protection. Unfortunately, while adding new solutions, enterprises also create more IT infrastructure complexity, leaving them with a nearly unmanageable environment.

In the future, driverless cars, smart homes and billions of new smart devices will be connected to the network and hackers will have access to every part of our work and daily lives.

We need security today against tomorrow’s threats. Security that traces hackers’ activities through cyber space. Security that delivers the latest defenses and updates from the cloud, protecting millions of devices and networks around the world, every second of every day.

We believe only the best security is acceptable. We have built a broad security architecture with advanced management. We continue to innovate and build new technologies and protections against the ever changing threat landscape. We secure over 100,000 organizations, from small companies to leading corporations. They trust us to secure their most complex and sensitive environments and we continue to work every day to earn that trust.

Check Point introduced the Software-defined Protection (SDP) in February 2014, a revolutionary security architecture that aims to protect organizations in today’s fast-evolving IT and threat landscape. SDP offers modern security today that is designed to protect against unknown threats. SDP is a three-layer security architecture comprised of enforcement, control and management layers. This framework decouples the control layer from the enforcement layer, enabling robust and highly-reliable enforcement points that obtain real-time protection updates from a software-based control layer. SDP converts threat intelligence into protections and is managed by a modular and open management structure.

SDP combined with Check Point Next Generation Threat Prevention and Next Generation Firewall solutions, fed by the industry largest threat knowledge-base – ThreatCloud™, provides robust and agile enterprise security to fight modern malware.

Product Offerings

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “Software Blades” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), Application Control, Anti-Bot, antivirus, data loss prevention (DLP), policy management, event analysis, or multi-domain management. The new architecture allows customers to select the exact security they need from a library of over 20 Software Blades, and to combine these blades into a single, centrally-managed solution. Customers can easily extend their security solutions by adding new Software Blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console. Check Point also offers these software blades grouped into functional packages to address specific security issues. The four packages offered are: Next Generation Firewall, Next Generation Threat Prevention, Next Generation Secure Web Gateway and Next Generation Data Protection.

Many of the software blades that relate to Threat Prevention are fed by a cloud based threat intelligence knowledge base, introduced in 2012, the Check Point ThreatCloud™. The ThreatCloud, the first collaborative network to fight cybercrime, gathers threat data from an innovative worldwide network of threat sensors and distributes threat intelligence to security gateways around the globe. Towards the end of 2014, the ThreatCloud contained over 11 million malware signatures, 5.4 million malware-infested sites and over 8,800 different botnet communication patterns. The ThreatCloud powers the Threat Prevention software blades by feeding threat updates directly to customers’ gateways, enabling them to enforce pre-emptive protection against advanced threats, such as bots, Advanced Persistent Threats (APTs) and other forms of sophisticated malware.

In May 2014, we introduced ThreatCloud IntelliStore, a unique threat intelligence marketplace that enables organizations to select intelligence feeds that will automatically prevent cyber-attacks. This new offering builds on the Check Point ThreatCloud core security intelligence infrastructure.

In 2014, Check Point introduced three new high-end appliances, five new Smart-1 appliances and four new DDoS Protector appliances.

•	Three new high-end appliances are comprised of the 41000 chassis, the 21800 and 13800. The new 41000 builds upon our existing 61000 Security System designed specifically for data centers, telecommunication and cloud service providers. This new scalable platform delivers up to 40 Gbps of real world firewall and up to 25 Gbps of real world IPS throughput. The new 21800 Appliance provides market-leading security performance of up to 78 Gbps of firewall and 9.9 Gbps of IPS throughput with low sub-5 microsecond latency. The new 13800 appliance offers exceptional price performance with up to 27.2 Gbps of real world firewall and 6.4 Gbps of real world IPS throughput.

•	Five new Smart-1 appliances, comprised of the 3150, 3050, 225, 210 and 205, enable the consolidation of security management, including logging, event management, and reporting into a single scalable dedicated management appliance. The new Smart-1 appliances enable organizations to manage from 5 to 5000 gateways, segment the network into 200 independent domains, and detect threats in real-time.

•	Four new DDoS Protector Appliances are comprised of the 40420, 30420, 20420 and 10420. These on-premises appliances are ideal for data centers and carriers to mitigate and block application and network flood Denial of Service attacks within seconds. These appliances scale from 10 to 40 Gbps and support up to 25 million packets per second flood attack prevention rate. These new DDoS Protectors extend our customers’ security perimeters and effectively block destructive DDoS attacks before they cause damage.

In 2014, Check Point introduced Virtual Gateway for Microsoft Azure, which extends the security offering for public cloud services and brings Check Point’s security gateways to the Microsoft Azure Marketplace. This offering protects the cloud infrastructure with a full range of security defenses and threat prevention solutions. It prevents network attacks and data breaches while enabling secure connectivity between cloud and on-premise environments.

In 2014, Check Point also introduced Capsule, a single solution that offers multi-layer security which includes:

Secure access to work: The Check Point Capsule creates a secure business environment and separates business data from personal data and applications on mobile devices. This enables users to securely use business applications through a simple user interface, where users have one touch access to corporate email, files, directories, corporate contacts, and calendars, without affecting their personal data.

Safe business documents: The Check Point Capsule secures business documents everywhere; authorized users can access a protected document seamlessly and transparently on any device.

Protection from threats everywhere: The Check Point Capsule scans all traffic from mobile devices in the cloud and prevents access to malicious files and websites, bot damages, and other cyber threats. This cutting-edge security supports various device platforms and operating systems including iOS, Android, Windows and MacOS.

Check Point also secures small enterprise branches and small and medium businesses with the 1100 and 600 appliances. The 1100 appliances provide enterprise-class security in a compact desktop package designed for branch and remote offices. They offer unparalleled performance with 1.5 Gbps of max firewall throughput, 220 Mbps of max VPN throughput and a 37 SecurityPower™ unit (SPU) rating. The 600 appliances offer big security to small businesses, delivering powerful security to protect small businesses against the latest cyber-attacks. They provide an affordable, all-in-one security solution with market leading performance of 1.5 Gbps of firewall throughput and 37 SecurityPower™ units. The 600 appliances have won the Network World “Clear Choice Test Shootout” that recognized Check Point for having the number one Unified Threat Management (UTM) product for small businesses.

In 2014, Check Point introduced the Software-defined Protection (SDP) Architecture, a modern security architecture powered by collaborative intelligence. SDP is a new, pragmatic security architecture and methodology that offers a modular, agile and most importantly, SECURE infrastructure. This new architectural design allows our products to respond to the changing needs of high-demanding IT infrastructures and networks and a fast-evolving landscape where threats grow more intelligent every day.

SDP partitions the security infrastructure into three interconnected layers:

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

Our security gateway product line includes the following offerings to secure traffic and optimize performance:

Software Blades:

•	Firewall Software Blade – Inspects traffic as it passes through security gateways, classifying it based on various criteria, such as source and destination of connection, protocol, services and application used. This provides a means to allow, block and log each connection based on the enterprise’s security policy. Our firewall technology is based on several key differentiated technologies, including the patented Stateful Inspection technology, which allows flexible and programmable classification of network traffic.

•	Intrusion Prevention System (IPS) Software Blade – Monitors the network for malicious or unwanted traffic and is designed to be able to detect and block “known” and “unknown” attacks on the network or system. Our IPS Software Blade is supported by online security update services that provide the latest defense mechanisms, including “signatures” for the most recent attacks.

•	Data Loss Prevention Software Blade – Preemptively protects sensitive information – regulatory, confidential and proprietary – from unintentional loss by combining technology and processes. Introduced in 2010, its unique UserCheck™ technology brings a human factor to DLP by empowering users to remediate incidents in real-time while educating them on DLP policies. The included MultiSpect™ technology creates a data classification engine to assist in preventing inadvertent data loss.

•	Application Control Software Blade – Enables enterprises to identify, allow, block or limit usage of thousands of Web 2.0 applications and leverages Check Point AppWiki, one of the world’s largest application libraries with over 300,000 social network widgets and 6,400 Internet applications, including social networking, instant messaging and media streaming. Introduced in 2010, it allows enterprises to benefit from a unique combination of technology, user awareness with UserCheck™ and broad application control.

•	Identity Awareness Software Blade – Provides granular visibility of users, groups and machines, providing unmatched application and access control through the creation of accurate, identity-based policies.

•	Mobile Access Software Blade – Allows corporate applications to safely and easily connect to the Internet with smartphones, iPhones, tablets, iPads or PCs. It provides enterprise-grade remote access via SSL VPN, allowing a simple, safe and secure connectivity to email, calendar, contacts and corporate applications. Users can easily download the Check Point Mobile App on their smartphone free of charge, get an activation code from their administrator and start to access their corporate resource safely. We launched the Check Point Mobile Access Software Blade in 2010.

•	Anti-Bot Software Blade – Helps businesses discover, stop and prevent bot damage. The Anti-Bot Software Blade features Check Point’s Multi-tier ThreatSpect™, a unique bot detection engine that analyzes traffic on every gateway and discovers bots by correlating multiple risk factors, such as botnet patterns, remote operator hide-outs and attack behaviors. When a bot is identified, the solution prevents damage by immediately blocking communication between infected hosts and remote operators. The Anti-Bot Software Blade is powered by ThreatCloud.

•	Virtual Private Networks (VPNs) Software Blade – Provides the means to enable private communication over a network by encrypting traffic between various sub-networks (site-to-site) or individual computers (such as laptops and other mobile devices) and the enterprise network.

•	Antivirus Software Blade – Enables customers to restrict access to malware-infested websites and prevents unknown virus infections from invading a customer’s network through the use of real-time virus signatures and anomaly-based protections from ThreatCloud. This version delivers over 300 times more signatures than previous versions.

•	ThreatCloud Emulation Service – Prevents infections from undiscovered (zero-day) exploits, new variants of malware, and targeted attacks and advanced persistent threats (APT). As part of our leading multi-layered Threat Prevention solution, the ThreatCloud Emulation Service quickly inspects suspicious files, emulates how they run to discover malicious behavior, and instantly blocks newly identified malware in email attachments, file downloads, and direct web content. After the inspection, the attack information is then shared with Check Point ThreatCloud for automatic protection.

•	Anti-Spam and Email Security Software Blade – Provides comprehensive protection for an enterprise’s messaging infrastructure. A multi-dimensional approach protects the email infrastructure, provides highly accurate spam protection, and defends organizations from a wide variety of virus and malware threats delivered within email. Continual updates through a Check Point software update service help to intercept threats before they spread.

•	Web Security Software Blade – Provides a set of advanced capabilities that detect and prevent attacks launched against the Web infrastructure. The Web Security Software Blade delivers comprehensive protection when using the Web for business and communication.

•	Advanced Networking & Clustering Software Blade – Simplifies network security deployment and management within complex and highly utilized networks, while maximizing network performance and security in multi-Gbps environments. Built on top of the Software blades architecture, the Advanced Networking & Clustering blade provides advanced routing, multicast support, QOS, ISP redundancy, Load Balancing and Security Acceleration technologies.

•	URL Filtering Software Blade – Integrates with Application Control to allow unified enforcement and management of all aspects of web security. URL Filtering provides optimized web control through full integration in the gateway to prevent bypass through external proxies, an integration of policy enforcement with Application Control for full Web and Web 2.0 protection, and empowers and educates users on web usage policy in real time with embedded Check Point UserCheck technology. We launched a new version of the Check Point URL Filtering Software Blade in 2011.

•	Compliance Software Blade – Aims to reduce the complexity of external compliance requirements and internal security mandates by providing instant notification of policy changes, by continuously assessing security posture across all Check Point Software Blades and by offering actionable recommendations to improve compliance and security. The Compliance Software Blade is the first next-generation firewall-integrated and fully-automated compliance monitoring solution that leverages an extensive knowledge of regulatory requirements and over 300 security best practices.

Most of our products are sold as predefined bundles of “Software Blades.” These systems are offered as “appliances” that include hardware and software directly from Check Point or software only which runs on Check Point-provided operating systems or open servers.

Check Point Appliances:

•	600 Appliances – With three models (620, 640 and 680) for small businesses, the 600 Appliances were announced in 2013. The 600 Appliances deliver enterprise-grade security in a simple, all-in-one security solution to protect small business from modern cyber-threats. Leveraging the flexible Software Blade Architecture, the 600 Appliances deliver multi-layered security to the small-office environment.

•	1100 Appliances – With three models (1120, 1140 and 1180) for small branches and offices, the 1100 Appliances were also announced in 2013. The 1100 Appliances offer best-in-class enterprise security to the branch office. Leveraging the extensible Software Blade Architecture, these all-in-one appliances offer robust multi-layered protection with flexible network interfaces in a compact desktop form factor. The 1100 Appliances offer big security for small branch offices.

•	2200 Appliance – The 2200 Appliance offers enterprise-grade security with leading performance in a compact desktop form factor. With its multi-core technology and six 1-gigabit Ethernet ports, the 2200 Appliance is capable of securing any branch office or small office.

•	4000 Appliances – With four models (4200, 4400, 4600 and 4800), the 4000 Appliances offer complete and integrated security solutions in a compact 1U form factor. Delivering firewall throughput up to 11 Gbps and IPS throughput up to 6 Gbps, these enterprise-grade appliances deliver superior performance for their class.

•	12000 Appliances – With three models (12200, 12400 and 12600), the 12000 Appliances feature multi-core security technology and high port density, are ideally suited for perimeter security of large network environments as well as business-critical internal network segments. High business continuity and serviceability are delivered through features such as hot-swappable redundant power supplies/disk drives, a lights-out-management remote management card and High-Availability features such as Check Point ClusterXL and Load-Sharing.

•	13000 Appliance – With two models (13800 and 13500), the 13000 Appliances are a platform for data center cyber-security delivering blazing-fast multi-layer security and industry-leading performance. The 13000 Appliance line is fully-featured, scalable, and easy to operate, enabling data centers to more effectively stop growing sophisticated attacks.

•	21000 Appliances – With three models (21400, 21700 and 21800), the 21000 Appliances offer superior scalability, availability and serviceability with high performance and high port density. Optimized for the Check Point Software Blade Architecture, the 21000 Appliances improve security performance, protect business continuity and reduce operational costs in complex, mission-critical security environments such as large campuses, data centers or managed service providers.

•	61000 and 41000 Security System – The Check Point 61000 and 41000 Security System are industry-leading security appliances, offering scalable performance for data centers and telecommunication companies. These appliances are based on a multi-bladed hardware platform that is capable of delivering an industry-leading firewall throughput of 400 Gbps in a single gateway. Even more, the ability to support 210 million concurrent connections and 600,000 sessions per second brings high performance to multi-transaction environments.

Check Point DDoS Protector Appliances:

•	X06, X412 and X420 DDoS Protector Appliances – With 10 models among them, these appliances include an enterprise grade 2 Gbps, a data center grade 12 Gbps and a carrier grade 40 Gbps of application and network flood denial of service attack mitigation – within seconds. Flood attack prevention rates of from 1 to 25 million packets per second are supported. The DDoS Protector line extends our customers’ security perimeters and effectively block destructive DDoS attacks before they cause damage.

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

•	Virtual Systems and VSX – Check Point Virtual Systems and VSX deliver virtualized security gateways for network security, enabling enterprises to consolidate multiple security gateways in a single hardware system and to secure multiple environments and deliver infrastructure consolidation. The Check Point Virtual Systems solution is supported on any Check Point Appliance as well as open servers. This virtualized gateway solution has been available since the introduction of VSX in 2002. Check Point Virtual Systems release was introduced in 2012.

•	Security Gateway Virtual Edition (VE) – Check Point Security Gateway VE protects dynamic virtualized environments from both internal and external threats by securing virtual machines and applications. Security Gateway Virtual Edition provides hypervisor-level security for traffic between guests on a shared server and enables the deployment of a Check Point security gateway within the VMware virtualized deployments. It provides comprehensive security based on Software Blade architecture fully integrated in the dynamic virtualized environment. VE was released in late 2008.

•	Virtual Gateway for Microsoft Azure – Check Point Virtual Gateway for Microsoft Azure enables customers to extend their security in the Microsoft cloud with the full range of protections using Check Point Software Blades. This security gateway for public cloud services in the Microsoft Azure is easy to deploy through the Microsoft Azure marketplace and prevents network attacks and data breaches while enabling secure connectivity in dynamic cloud computing environments. Check Point Virtual Gateway for Microsoft Azure was released and launched in October 2014.

•	Virtual Appliance for Amazon Web Services – Check Point Virtual Appliance for Amazon Web Services enables customers to extend their security in the Amazon cloud with the full range of protections using Check Point Software Blades. This security gateway for virtual environments in the Amazon Cloud is easy to deploy through Amazon marketplace and prevents network attacks and data breaches while enabling secure connectivity in dynamic cloud computing environments. Check Point Virtual Appliance for Amazon Web Services was released and launched in early January 2012.

2. Mobile and Endpoint security

Mobile Security:

Check Point Capsule is one seamless solution that addresses all your mobile security needs. Capsule protects your mobile devices from threats, provides a secure business environment for mobile device use, and protects business documents wherever they go. Capsule was launched in October 2014.

•	Capsule Workspace – Capsule Workspace establishes a secure business environment on your mobile device by providing secure, one-touch access to corporate email, files, and other corporate assets. It separates business and personal applications, ensuring that personal applications, media, and content on mobile devices remain private.

•	Capsule Docs – Capsule Docs enables organizations to seamlessly protect documents, ensuring access for authorized users only. It provides the ability to define WHO can use a document, and WHAT they can do with it. Documents can be shared with confidence, because security follows the document wherever it goes.

•	Capsule Cloud – Capsule Cloud enables organizations to extend their corporate security policy to mobile devices, providing real-time protection against web threats for mobile users outside of the enterprise security perimeter. It offers the protection of the Check Point Software Blades as a cloud-based service, and ensures that corporate policy is always enforced and corporate data and devices are protected.

Endpoint Security:

Our endpoint security offerings provide multiple Software Blades that run on individual computers connected to the network, such as desktop computers, laptop computers and other mobile devices. These offerings include:

•	Firewall & Security Compliance Software Blade – Prevents network attacks on individual computers by blocking internal attacks and the proliferation of network “worms” within the enterprise IT network, as well as attacks on desktop and laptop computers that are connected to public networks. It also provides information on the compliance of individual computers to the enterprise’s security policy and allows selective connectivity of devices to the network based on their compliance.

•	Full Disk Encryption (FDE) Software Blade – Fully encrypts all data stored on a PC, so that unauthorized parties cannot read any data even if they get physical access to the disk drive.

•	Media Encryption (ME) and Port Protection Software Blade – Enables encryption of data stored on mobile devices, such as CDs and DVDs and other external removable media, and allows an organization to control the transfer of information from individual computers to external devices, such as USB memory devices and external hard drives.

•	Remote Access VPN Software Blade – Enables mobile devices to securely access the enterprise IT network by encrypting all traffic and ensuring mobile devices and users are properly authenticated.

•	Anti-Malware and Application Control Software Blade – Detects viruses and other malware that try to run on any device and/or circumvent its operation. Application control ensures that only legitimate and approved programs are allowed to run on the endpoint.

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

Our Software Blades run in a variety of deployment environments and on platforms that include standard workstations, servers and dedicated appliances. Check Point has both software and dedicated appliance solutions for gateway and management offerings. Check Point offers integrated solutions that are sold and serviced jointly with key partners including Hewlett-Packard Company, Blue Coat Systems, Inc., Fujitsu Ltd., and International Business Machines Corporation (IBM). Different client products run on different client Operating Systems (OS), such as Microsoft Windows, Mac OS, Apple iOS, Microsoft Windows Mobile, Linux and Android.

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

•	Check Point ThreatCloud – ThreatCloud provides a dynamic, innovative global network of threat sensors, which invites organizations to share threat data and collaborate in the fight against modern malware. Customers can choose to collaborate by feeding ThreatCloud their own threat data and can receive incoming protection updates through their security gateways with enriched threat intelligence. When new bots or malware threats are identified on an organization’s network, the malware identifier – such as the IP address, URL or DNS – is sent to the ThreatCloud and an update is distributed to their peers and customers around the world in a matter of seconds. ThreatCloud also includes other sources of threat data from the company’s install base of security gateways, Check Point research, and industry malware feeds.

•	Secure Platform GAiA – Check Point GAiATM is the unified cutting-edge secure operating system for all Check Point Appliances, open servers and virtualized gateways. GAiA combines the best features from IPSO and Secure Platform into a single unified OS providing greater efficiency and robust performance. With the support of the full suite of Software Blades, customers will benefit from improved connection capacity and the full breadth and power of Check Point security technologies by adopting GAiA.

•	Check Point HyperSpect™ – Introduced in 2013 with R77, HyperSpect is an intelligent, adaptive content inspection engine maximizes hardware utilization through a wide spectrum of optimizations and accelerations, including hyper threading technologies. Through HyperSpect™, organizations will experience significantly higher performance, including up to 50% real-world performance boost on all high-end platforms.

•	ClusterXL – ClusterXL provides high availability and load sharing to keep businesses running. It distributes traffic between clusters of redundant gateways so that the computing capacity of multiple machines may be combined to increase total throughput. If an individual gateway becomes unreachable, all connections are redirected to a designated backup without interruption.

•	CoreXL – CoreXL enables the intelligent balancing of security traffic loads between multiple cores on multi-core processors. It results in a higher level of performance for integrated intrusion prevention.

•	SecureXL – SecureXL is a framework of software and hardware technologies, including third-party technologies that is designed to increase performance. By using SecureXL, hardware vendors can accelerate the performance of appliances on which our software is installed. With SecureXL, our products can be integrated into high-performance networks typically found in large enterprises and service providers.

•	TrueVector – TrueVector is a patented, flexible and efficient software technology for enabling high-performance, scalable and robust Internet security of PCs. TrueVector stops attempts to send confidential data to unauthorized parties by malicious software, such as keystroke loggers and Trojan horses. It monitors all applications running on protected computers, allowing trusted applications to engage in network communications, while blocking network connections by untrusted applications.

•	Full Disk Encryption Secure Pre-Boot Environment – Full Disk Encryption (FDE) Secure Pre-Boot Environment (PBE) is a secure, proprietary operating program. PBE, along with FDE’s access control and authentication architecture and Multi-Factor Authentication Engine (MFAE), encrypts all information stored on a PC’s hard disk, i.e., delivers full-disk encryption. The full-disk encryption technology protects every sector of the computer’s hard drive, including the operating system files. This prevents successful attacks on the OS and attacks to gain access to sensitive data on the drive.

•	Hybrid Detection Engine (HDE) – HDE utilizes multiple detection and analysis techniques to detect hostile or suspicious traffic and is a key component of the IPS Software Blade. These techniques include the following: signature-based methods to detect known patterns of attacks targeted at the network and at vulnerabilities within the network; protocol analysis to validate that the traffic construct meets the expected standards; anomaly detection to identify instances where network traffic exhibits abnormal characteristics; OS fingerprinting to determine the OS type of the traffic destination, which ensures proper receipt and processing; multi-element correlation to detect widespread illicit activity launched from the same source address; dynamic worm mitigation whereby rapidly proliferating worms are detected and automatically blocked from spreading within the network; as well as other techniques to deliver comprehensive network protection.

•	Intrusion Prevention with Confidence Indexing – Confidence Indexing reduces the occurrence of false positives by enabling a more granular prevention policy, which allows exploits to be blocked, without the concern of blocking critical business traffic. To accomplish this task, the IPS Software Blade determines a level of confidence that a certain traffic flow is an attack. This analysis uses several data points for every network traffic flow.

•	SSL Inspection – SSL Inspection scans and secures SSL encrypted traffic passing through the gateway. When traffic is passed through, the gateway decrypts the traffic with the sender’s public key, inspects and protects, then re-encrypts, sending the newly encrypted content to the receiver.

•	Mobile Access Technologies – Our Mobile Access Technologies are a set of technologies that include a Web Portal, endpoint compliance checks, a Secure Workspace, DynamicIDTM SMS authentication and client applications that provide enterprise-grade remote access via both Layer-3 VPN and SSL VPN to email, calendar, contacts and corporate applications over the Internet with Smartphones, tablets or PCs.

•	Open Platform for Security (OPSEC) – Our OPSEC framework provides a single platform that enables the integration and interoperability of multi-vendor information security products and technologies. The OPSEC framework allows certified third-party security applications to plug into our solutions through our published application programming interfaces. Products that carry the OPSEC Certified seal have been tested and certified for integration and interoperability within the OPSEC framework.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Category of Activity:
Products and licenses	$520,312	$496,929	$497,612
Subscriptions	$265,021	$217,088	$170,599
Software updates and maintenance	$710,483	$680,087	$674,484

Total revenues	$1,495,816	$1,394,105	$1,342,695

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

We use various marketing activities and tools to increase awareness and knowledge of our products and to promote sales. These include our corporate Web sites, seminars and tradeshows that we organize and participate in, print media and online advertising, online search optimization and telemarketing campaigns. In addition, in order to encourage trials of our products, we provide current and prospective customers with limited-in-time software evaluation licenses. We have strategic relationships with various hardware and software partners, including vendors providing server, workstation, appliance and networking products. These include Blue Coat Systems Inc., Dell Inc., Hewlett-Packard Co., IBM, Microsoft Corporation, Siemens AG and Fujitsu Ltd.

As of December 31, 2014, we had 1,252 employees dedicated to sales and marketing.

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

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide, 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2014, we had 558 employees in our technical services organization, with 439 employees dedicated to customer service and support.

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

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture, named the Check Point Software Blade Architecture, that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to respond to the rapidly changing threat landscape through the provision of services, such as network perimeter protections, protection against cyber-threats, data protection for today’s mobile environments, web security and security for managed enterprise endpoints. Our technology also centrally manages all of these layers and solutions. We develop most of our new products internally and also expect to leverage the products and technologies we have acquired. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $133 million in 2014, $122 million in 2013 and $112 million in 2012. These amounts include stock-based compensation in the amount of $9 million in 2014, $9 million in 2013 and $9 million in 2012. As of December 31, 2014, we had 1,048 employees dedicated to research and development activities and quality assurance.

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

We have 39 U.S. patents, 25 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (Representative Office)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (1)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (2)	China
Check Point Holding AB (3)	Sweden
SofaWare Technologies Ltd.	Israel
Dynasec Ltd.	Israel
Hyperwise Ltd.	Israel
Lacoon Security Ltd.	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.
(2)	Representative office of Check Point Software Technologies Ltd.
(3)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

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

Property and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building currently contains approximately 172,000 square feet of office space and we leased approximately 40,000 square feet of additional space. Our international headquarters building is used mainly for research and development as well as all other supporting functions. We also acquired the rights to construct an additional building with approximately 160,000 square feet, which we began building in December 2014. We expect the investment to be approximately $60 million over the next two years and to be presented as part of our investing activities.

We lease 108,016 square feet in various locations in the United States. Examples of principal office locations in the U.S. are as follows:

Location	Primary Usage	Space (square feet)
San Carlos, California	U.S. Headquarters	40,265
Irving, Texas	Technical support, education and professional services	24,807
New York, New York	Sales	6,787

Outside of Israel and the U.S., we lease offices in various locations throughout the world. Our primary locations are forth below:

Location	Primary Usage	Space (square feet)
Europe	Sales, research and development	30,890
Asia and Japan	Sales	21,140
Canada	Sales and technical services	16,963

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

Overview

We develop, market and support a wide range of products and services for IT security and offer our customers an extensive portfolio of network and gateway security solutions, management solutions and data and endpoint security solutions. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our open platform framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of channel partners worldwide.

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security and data security industries. If general economic and industry conditions deteriorate, demand for our products could be adversely affected.

We derive our sales primarily through indirect channels. During 2014, 2013 and 2012, we derived approximately 54%, 57% and 45%, respectively of our sales from our ten largest channel partners. In 2014, 2013 and 2012, our two largest distributors accounted for approximately 37%, 30% and 30% of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2014	2013	2012
Region:
Americas, principally U.S.	49%	47%	45%
Europe	37%	38%	38%
Asia, Middle East and Africa	14%	15%	17%

For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

On February 17, 2015, we completed the acquisition of Hyperwise Ltd, a privately-held Israeli-based company. Hyperwise Ltd. has developed a unique and cutting-edge CPU-level threat prevention engine that eliminates threats at the point of pre-infection. The unrivaled exploit prevention technology provides a higher catch rate of threats and provides organizations an unmatched level of protection against attackers.

On April 2, 2015, we completed the acquisition of Lacoon Mobile Security, a privately held Israeli based company. Lacoon provides a comprehensive solution for iOS and Android, delivering real-time mobile security and intelligence to an organization’s existing security and mobility infrastructure.

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

Subscriptions include security solutions that are sold as a service or annuity.

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include multiple services to customers, primarily telephone access to technical support personnel and hardware support services.

We recognize revenues when persuasive evidence of an arrangement exists, the product or software license has been delivered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which this case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

Our products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangements that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

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

We recognize revenues net of estimated amounts that may be refunded for sales returns, rebate arrangements with customers and for our distributors’ right to rotate our products, subject to varying limitations. We estimate and record these reductions based on our historical sales returns experience, analysis of credit memo data, stock rotation and other known factors. In each accounting period, we use judgments and estimates to determine potential future sales credits, returns and stock rotation, related to current period revenue. These estimates affect our “revenue” line item on our consolidated statements of income and affect our “accounts receivable, net” and our “deferred revenues” on our consolidated balance sheets.

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

Our most recent annual goodwill impairment analysis, which was performed during 2014, did not result in impairment. As of December 31, 2014, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2014, 2013 and 2012.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While we believe the resulting tax balances are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlements. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See: “Item 3 – Key Information – Risk Factors – Risks Related to Our Business and Our Market”.

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

Derivative and Hedge Accounting

Approximately 59% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. In 2014 and 2013, we entered into foreign exchange forward contracts to hedge our balance sheet items and significant portion of our future cash flow from payments of payroll and related expenses, in order to reduce the impact of foreign currency on our results. These foreign exchange forwards contracts are mainly denominated in Israeli Shekel. Our cash flow from operations could be affected from the outcome of these instruments.

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

Results of Operations

The following table presents information concerning our results of operations in 2014, 2013 and 2012:

	Year Ended December 31,
	2014	2013	2012
	(in thousands)
Revenues:
Products and licenses	$520,312	$496,930	$497,612
Subscriptions	265,021	217,088	170,599
Software updates and maintenance	710,483	680,087	674,484

Total revenues	1,495,816	1,394,105	1,342,695

Operating expenses(*):
Cost of products and licenses	95,868	88,862	87,097
Cost of subscriptions	5,626	5,480	6,296
Cost of software updates and maintenance	74,807	67,680	61,786
Amortization of technology	240	612	3,982

Total cost of revenues	176,541	162,634	159,161

Research and development	133,300	121,764	111,911
Selling and marketing	306,363	276,067	255,345
General and administrative	78,558	72,735	69,743

Total operating expenses	694,762	633,200	596,160

Operating income	801,054	760,905	746,535
Financial income, net	28,762	34,931	40,332

Income before taxes on income	829,816	795,836	786,867
Taxes on income	170,245	143,036	166,867

Net income	$659,571	$652,800	$620,000

(*)	Including pre-tax charges for amortization of intangible assets and stock-based compensation in the following items:

Amortization of intangible assets
Amortization of technology	$240	$612	$3,982
Selling and marketing	1,866	2,408	3,046

Total amortization of intangible assets	$2,106	$3,020	$7,028

Stock-based compensation
Cost of products and licenses	$66	$77	$68
Cost of software updates and maintenance	1,024	971	761
Research and development	9,284	9,001	8,594
Selling and marketing	13,339	11,193	9,677
General and administrative	39,456	29,870	26,187

Total stock-based compensation	$63,169	$51,112	$45,287

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2014	2013	2012
Revenues:
Products and licenses	35%	36%	37%
Subscriptions	18	16	13
Software updates and maintenance	47	48	50

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	6	6	6
Subscriptions	1	1	—
Cost of software updates and maintenance	5	4	5
Amortization of technology	—	—	1

Total cost of revenues	12	11	12

Research and development	9	9	8
Selling and marketing	20	20	19
General and administrative	5	5	5

Total operating expenses	46	45	44

Operating income	54	55	56
Financial income, net	2	2	3

Income before taxes on income	56	57	59
Taxes on income	12	10	13

Net income	44	47	46

Revenues

We derive our revenues mainly from the sale of products and licenses, subscriptions and software updates and maintenance. Our revenues were $1,496 million in 2014, $1,394 million in 2013 and $1,343 million in 2012.

Total revenues in 2014 grew by 7% compared to 2013. Product and license revenues increased from $497 million in 2013 to $520 million in 2014, which was attributed primarily to growth in sales of our integrated appliances. Subscription revenues increased by $48 million, or 22%, from $217 million in 2013 to $265 million in 2014, which was driven by continuing growth in the sales of IPS, Application Control, URL Filtering, Anti-Virus, Anti-Bot and Anti-Spam blades. In 2014, product and license and subscription revenues as a percentage of total revenues were 53%, compared to 51% in 2013. Software updates and maintenance revenues increased by $30 million, or 4%, from $680 million in 2013 to $710 million in 2014, primarily as a result of renewals of existing and new sales of maintenance contracts.

Total revenues in 2013 grew by 4% compared to 2012. Product and license revenues decreased from $498 million in 2012 to $497 million in 2013. Subscription revenues increased by $46 million, or 27%, from $171 million in 2012 to $217 million in 2013, primarily as a result of increasing sales of IPS, Application Control, URL Filtering and Antivirus security services. In 2013, product and license and subscription revenues as a percentage of total revenues were 51%, compared to 50% in 2012. Software updates and maintenance revenues increased by $6 million, or 1%, from $674 million in 2012 to $680 million in 2013, primarily as a result of renewals of existing and new sales of maintenance contracts.

Cost of Revenues

Total cost of revenues was $177 million in 2014, $163 million in 2013 and $159 million in 2012. Cost of revenues includes cost of product and licenses, cost of subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production packaging and shipping. Our cost of subscriptions includes mainly license fees paid to third parties. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $96 million in 2014, $89 million in 2013 and $87 million in 2012, and represented 18% of products and licenses revenues in each of 2014, 2013 and 17% in 2012. The increase of $7 million in 2014 and $2 million in 2013 in cost of products and licenses was in line with the growth in revenues from product and licenses.

Cost of subscriptions was $6 million in 2014, $5 million in 2013 and $6 million in 2012, and represented 2%, 3% and 4% of subscription revenues in 2014, 2013 and 2012, respectively. The reduction in these costs is attributable to the reduced cost of license fees.

Cost of software updates and maintenance was $75 million in 2014, $68 million in 2013 and $62 million in 2012 and represented 11%, 10% and 9% of software updates and maintenance revenues in 2014, 2013 and 2012, respectively. In 2014, the $7 million increase in the cost of updates and maintenance was primarily the result of a $5 million increase in compensation expenses, which was related mainly to increase in headcount, from 468 at the end of 2013 to 557 at the end of 2014.

In 2014, amortization of technology decreased by $0.4 million to $0.2 million. In 2013, amortization of technology decreased by $3 million, to $0.6 million. The decrease in each of the years is due to fully amortized technology acquired in prior years.

Research and Development

Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Research and development expenses were $133 million in 2014, $122 million in 2013 and $112 million in 2012, and represented 9% of revenues in 2014, 9% in 2013 and 8% in 2012. In 2014, there was an increase of $11 million in research and development expenses compared to 2013. Of this increase, $9 million was primarily as a result of an increase in compensation for employees engaged in research and development. In 2013, there was an increase of $10 million in research and development expenses compared to 2012. Of this increase, $5 million was the result of the impact of currency fluctuations on compensation expenses, and $3 million was related primarily to an increase in compensation expenses related to an increase in headcount, from 970 at the end of 2012 to 1,055 at the end of 2013.

The majority of our personnel engaged in research and development are located in Israel, where compensation-related expenses are paid in Israeli Shekels, and in Sweden, where compensation-related expenses are paid in Swedish Krona, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel and the U.S. dollar, and between the Swedish Krona and the U.S. dollar, have affected and may in the future affect our research and development expenses. We have forward contracts to hedge against a certain portion of the exposure mentioned above.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $306 million in 2014, $276 million in 2013 and $255 million in 2012, which represented 20% of revenues in 2014, 20% of the revenues in 2013 and 19% of the revenues in 2012. In 2014 and 2013, there was an increase of $30 million and $21 million, respectively. Of this increase, $25 million and $18 million was primarily as a result of an increase in headcount and compensation committed to sales and marketing, respectively.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

In 2013, the strengthening of the Israeli Shekel and the Euro and weakening of the Australian Dollar and the Canadian Dollar, compared to the U.S. dollar, overall decreased compensation expenses by approximately $1 million compared to 2012.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $79 million in 2014, $73 million in 2013 and $70 million in 2012, and represented 5% of revenues in each of 2012, 2013 and 2014. In 2014, there was an increase of $6 million in general and administrative expenses, which was primarily due to increase in share-based compensation of $10 million, primarily offset by decrease of legal expenses. In 2013, there was an increase of $3 million in general and administrative expenses, which was primarily due to increase in share-based compensation.

Operating Income Margin

We had operating margins of 54% in 2014, 55% in 2013 and 56% in 2012.

The decrease of 1 percent in operating margin from 2013 to 2014 was attributable primarily to the increase in compensation and increase in headcount.

The decrease of 1 percent in operating margin from 2012 to 2013 was attributable primarily to the increase in compensation and increase in headcount for research and development, sales and marketing, and the strengthening of the Israeli Shekel and the Euro compared to U.S. dollar. This increased compensation expenses by approximately $5 million.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $29 million in 2014, $34 million in 2013 and $40 million in 2012. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates. The decrease in net financial income in 2014 and 2013 was primarily due to lower interest rates for our cash equivalents and marketable securities.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. In 2014, no other-than-temporary impairment was recorded.

Because interest rates in the U.S. are low in the first quarter of 2015 and we expect insignificant increase of interest during 2015, we believe that this will result in a low portfolio yield in our investments in marketable securities in the near term. See also Item 3, “Risk Factors - Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $170 million in 2014, $143 million in 2013 and $167 million in 2012. Our effective tax rate was 21% in 2014, 18% in 2013 and 21% in 2012. The lower effective rate in 2013 is primarily due to decrease in the Preferred Enterprise tax rates which the Company is subject to. The Preferred Enterprise tax rates in the years 2014, 2013 and 2012 were 16%, 12.5% and 15% respectively. Our effective tax rate is lower than the statutory tax rate in Israel, which changed from 25% in 2012 and 2013 to 26.5% in 2014. This is primarily due to the fact that we are subject to Israeli approved enterprise programs, under which a substantial portion of our income is subject to reduced tax rates rather than the statutory rates - See Note 11 to our consolidated financial statements for further information.

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

Liquidity and Capital Resources

During 2014, 2013 and 2012, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,683 million as of December 31, 2014 and $3,630 million as of December 31, 2013. Our cash and cash equivalents and short-term investments were $1,312 million as of December 31, 2014 and $1,167 million as of December 31, 2013. Our long-term interest bearing investments were $2,370 million as of December 31, 2014 and $2,463 million as of December 31, 2013. We have a wholly owned subsidiary in Singapore that serves as a vehicle for a significant portion of our international investments and manages those financial assets. The remaining financial assets are held and managed through our subsidiary in the U.S. and through the parent company in Israel.

We generated net cash from operations of $786 million in 2014, $811 million in 2013 and $850 million in 2012. Net cash from operations for 2014, 2013 and 2012 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus changes in deferred revenues, accrued expenses and other liabilities, trade receivables and prepaid expenses and other assets. In 2014 and 2013, we paid additional taxes as a result of a settlement agreement with the Israeli Tax Authority. See also “Item 8 – Financial Information” under the caption “Legal Proceedings” and Note 11 to our Consolidated Financial Statements for further information.

Net cash used in investing activities was $246 million in 2014, $546 million in 2013 and $374 million in 2012. In 2014, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits, partially offset by proceeds from sale and maturities of marketable securities. In 2013, net cash used in investing activities consisted primarily of investments in marketable securities, partially offset by proceeds from sale and maturities of marketable securities and short-term deposits. In 2012, net cash used in investing activities consisted primarily of investments in marketable securities and short-term deposits, partially offset by proceeds from sale and maturities of marketable securities. Our capital expenditures amounted to $13 million in 2014, $10 million in 2013 and $8 million in 2012. Our capital expenditures consisted primarily of computer equipment and software for research and development, construction of a new office building in Israel, leasehold improvements and furniture.

Net cash used in financing activities was $686 million in 2014, $432 million in 2013 and $394 million in 2012. In 2014, 2013 and 2012, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2014, 2013 and 2012, we repurchased ordinary shares in the amount of $768 million, $534 million and $466 million, respectively. We re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $70 million, $67 million and $61 million in 2014, 2013 and 2012, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $3,683 million as of December 31, 2014), our cash flow from operations, and our net financial income. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2014:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$18,266	$6,130	$7,950	$4,086	$100
Uncertain income tax positions(*)	$235,705	—	—	—	—
Severance pay(**)	$9,483	—	—	—	—

Total	$263,454	$6,130	$7,950	$4,086	$100

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11f of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $4 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2014, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer and Chairman of the Board

Marius Nacht	Vice Chairman of the Board

Jerry Ungerman	Vice Chairman of the Board

Amnon Bar-Lev	President

Tal Payne	Chief Financial Officer

Dorit Dor	Vice President of Products

Yoav Chelouche (3)	Director	Ö	Ö	Ö	Ö

Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö

Guy Gecht (3)	Director	Ö	Ö	Ö	Ö

Dan Propper	Director	Ö

Ray Rothrock(3)	Director	Ö	Ö	Ö	Ö	Ö

David Rubner	Director	Ö				Ö

Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder, Chairman and Chief Executive Officer. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Teva Pharmaceutical Industries and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science, TA University and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman and Chief Executive Officer of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

David Rubner has served on our board of directors since 1999. Mr. Rubner is Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., a venture capital firm, and is a general partner at Hyperion Israel Advisors Ltd., a venture capital fund. Prior to founding Rubner Technology Ventures, Mr. Rubner served as President and Chief Executive Officer of ECI Telecommunications Ltd., a provider of telecommunications networking infrastructure solutions from September 1991 to February 2000. Prior to his appointment as President and Chief Executive Officer, Mr. Rubner held various management positions at ECI Telecom. Mr. Rubner serves as a member of the boards of directors of Messaging International Ltd., Radware Ltd., Eltek Ltd., and a number of private companies. Mr. Rubner is also a member of the Board of Trustees of Jerusalem College of Technology and Shaare Zedek Hospital. Mr. Rubner holds a B.S. in Engineering from Queen Mary College, University of London and an M.S. in Electrical Engineering from Carnegie Mellon University, and he was a recipient of the Industry Prize in 1995.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2014. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Yoav Chelouche, Guy Gecht, Dan Propper, David Rubner and Dr. Tal Shavit will expire at our 2015 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2017 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.7 million for the year ended December 31, 2014. These amounts include $0.14 million that were set aside or accrued to provide for severance and retirement insurance policies in 2014. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid to our five most highly compensated executive officers in 2014 (in thousands of U.S dollars) (referred to as the “Covered Executives”):

Mr. Gil Shwed, Chairman and Chief Executive Officer. Cash compensation expenses recorded in 2014 consisted of $13.3 in salary expenses, and $11.8 in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2014, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2014, and will not receive any cash compensation for 2014 except for an amount equal to the minimum wage required under Israeli law.

Mr. Amnon Bar-Lev, President. Compensation expenses recorded in 2014 included $360.0 in salary expenses and $80.3 in benefit costs.

Dr. Dorit Dor, Vice President, Products. Compensation expenses recorded in 2014 included $290.6 in salary expenses and $66.9 in benefit costs.

Ms. Tal Payne, Chief Financial Officer. Compensation expenses recorded in 2014 included $362.6 in salary expenses and $82.9 in benefit costs.

Mr. Jorge Steinfeld, Vice President, Information Systems. Compensation expenses recorded in 2014 included $192.9 in salary expenses and $49.0 in benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security. We do not lease vehicles for our Covered Executives.

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives (other than the Chief Executive Officer) upon compliance with predetermined 2014 performance parameters set by the Compensation Committee and the Board of Directors. The 2014 cash bonus expenses for Mr. Bar-Lev, Dr. Dor, Ms. Payne and Mr. Steinfeld, as provided for in our 2014 financial statements (but payable during 2015), were $530.9, $301.7, $365.0 and $94.8, respectively. The cash compensation amounts were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.

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

From time to time, we grant options and other awards under our equity incentive plans (described below) to our executive officers and directors. See Item 10 “Additional Information – Compensation of Executive Officers and Directors; Executive Compensation Policy” for a detailed description of the approval procedures we follow in compensating our directors and executive officers.

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

In line with our goal of aligning the compensation of Mr. Gil Shwed, our Chairman and Chief Executive Officer, with the objectives of our shareholders, on May 28, 2014, we granted Mr. Shwed options to purchase 1.6 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years.

As of December 31, 2014, our executive officers and directors held options to purchase an aggregate of approximately 12.38 million shares and held 102,605 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $21.95 and $65.42, and their expiration dates range between September 2015 and May 2021. During 2014, we granted our executive officers and directors options to purchase an aggregate of approximately 2.35 million shares and approximately 40 thousand RSU’s under our equity incentive plans. The exercise price of these options was $64.82-$65.42, and their expiration is January 2021-May 2021. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2014 for Mr. Shwed, Mr. Bar-Lev, Dr. Dor, Ms. Payne and Mr. Steinfeld, of $31,344.1, $3,112.9, $2,642.1, $1,887.8 and $438.0, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2 u. to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with Israel’s Companies Law.

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

Our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director or may cancel the appointment of an alternate director. Any person eligible to serve as a director, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the board, for a specified period of time, a specified meeting or action of the board or until notice is given of the cancellation of the appointment. No director has appointed, and, to our knowledge, no director currently intends to appoint, any other person as an alternate director. We do not have any service contracts with our directors providing for benefits upon termination of service.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2014, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2015, and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2017.

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

As of December 31, 2014, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

Employees

As of December 31, 2014, we had 3,158 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,2014
Function	2014	2013	2012
Research, development and quality assurance	1,048	1,055	970
Marketing, sales and business development	1,252	1,158	1,061
Customer support	504	436	364
Information systems, administration, finance and operation	354	341	311

Total	3,158	2,990	2,706

From time to time, we also engage a limited number of subcontractors. As of December 31, 2014, we had 82 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,2014
Function	2014	2013	2012
Israel	1,486	1,437	1,254
United States	776	712	681
Rest of the World	896	841	771

Total	3,158	2,990	2,706

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of January 31, 2015. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2015.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	30,663,845	16.3%	Ordinary shares	5,700,000	$26.47 - $65.42	07/28/2016-05/27/2021
Marius Nacht	21,214,986	11.6%	Ordinary shares
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	53,723,564	28.3%	Ordinary shares	7,436,319	$21.95 - $65.42	09/03/2015-05/27/2021

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 28, 2015.
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 28, 2015.
(4)	Each of Messrs./Mmes. Ungerman, Bar-Lev, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2014:

Plan	Outstanding options, RSUs & ESPP Shares	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	932,162	$24.01-$65.42	09/03/2015-5/27/2021	484,250
2005 Israel Equity Incentive Plan	12,892,197	$21.95-$74.51	09/03/2015-11/05/2021	7,573,775
Employee Stock Purchase Plan	754,288

Total shares reserved for outstanding options, RSU and for future grants under the amended equity incentive plans is 18,379,095, which is 9.1% of (i) our total outstanding ordinary shares, plus (ii) our ordinary shares reserved for issuance under our amended equity incentive plans, in each case as of December 31, 2014.

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

As of December 31, 2014, we had granted options to purchase an aggregate of 22,121,690 ordinary shares under the Equity Plans combined, of which options to purchase 12,928,275 ordinary shares were outstanding on that date. The option exercise prices range between $21.95 and $74.51 per share. As of December 31, 2014, we had granted an aggregate of 5,011,704 RSUs under the equity plans combined, of which 896,084 RSUs were outstanding on that date.

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

Employee Stock Purchase Plan

In 1996, we adopted an Employee Stock Purchase Plan, which we refer to as the “ESPP”. The ESPP permits our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. Under the ESPP, 6,000,000 ordinary shares were authorized for issuance. As of December 31, 2014, 5,245,712 ordinary shares had been issued under the ESPP. The ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers the ESPP. The ESPP will terminate on the earliest of (i) the last business day in January 2016, (ii) when no more shares are available for issuance under the ESPP, or (iii) when all purchase rights under the ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the ESPP.

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

The following table shows information as of December 31, 2014, 2013 and 2012, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2014:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2014		December 31, 2013		December 31, 2012
Gil Shwed	31,385,828	16.5%	31,436,485	15.8%	32,018,735	15.5%
Marius Nacht	21,214,986	11.5%	21,214,986	11%	21,214,986	10.7%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table.
(2)	If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2014, there were 158 holders of record of our ordinary shares in the United States, representing approximately 86% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2013, we had employee and payroll accrual for related parties in a total of $4 million for the years 2002 through 2007. As of December 31, 2014, the accrual amounted to a total of $3 million, for the years 2002 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy

We currently do not intend to distribute any amounts as dividend in the near-term. As described below, during 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we are obligated to invest approximately $111 million in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. For amounts distributed as dividends from earnings from 2014, 2013 and 2012 are exempt from additional taxes.

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between the Company and various tax authorities in different parts of the world.

In November 2013, we reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly, we and the ITA notified the court that we have reached an agreement outside of the court and obtained the court’s approval (see Note 11 of our Consolidated Financial Statements).

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

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2010	47.08	28.82
2011	61.60	43.20
2012	65.00	40.60
2013	64.95	44.41
2014	80.82	60.50

2013
First quarter	53.02	45.75
Second quarter	51.61	44.41
Third quarter	59.49	48.83
Fourth quarter	64.95	55.08

2014
First quarter	69.92	62.31
Second quarter	68.50	60.50
Third quarter	72.78	63.70
Fourth quarter	80.82	65.27

Most recent six months
September 2014	72.78	68.22
October 2014	74.88	65.27
November 2014	77.86	73.16
December 2014	80.82	75.32
January 2015	81.57	76.79
February 2015	84.58	75.35
March 2015	86.00	80.42

On April 2, 2015, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $82.49 per share.

ITEM 10.	ADDITIONAL INFORMATION

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

Chairman of the Board. Under the Israeli Companies Law, the general manager of a company (or a relative of the general manager) may not serve as the chairman of the board of directors, and the chairman of the board of directors (or a relative of the chairman of the board of directors) may not serve as the general manager, unless approved by the shareholders by a special majority vote prescribed by the Israeli Companies Law. In any event, the shareholder vote cannot authorize the appointment for a period longer than three years, which period may be extended from time to time by the shareholders with a similar special majority vote. The chairman of the board of directors shall not hold any other position with the company (except as general manager if approved in accordance with the above procedure) or in any entity controlled by the company, other than as chairman of the board of directors of a controlled entity, and the company shall not delegate to the chairman duties that, directly or indirectly, make him or her subordinate to the general manager. In 2012, our shareholders last authorized Mr. Shwed to serve as both our Chief Executive Officer (general manager) and Chairman of the board of directors, and this authorization will expire in 2015.

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

Charitable Contributions

Our Articles of Association authorize the company to contribute reasonable amounts to worthy causes. In accordance with our charitable contribution policy, we contribute from time to time to various worthy causes. During 2014, the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Rashi Foundation. Gil Shwed, our founder, Chairman and Chief Executive Officer, is a member of the Board of Trustees of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

None.

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

General corporate tax structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and 2013, and 26.5% in 2014 and onwards.

However, as discussed below, the rate is effectively reduced for income derived from our Preferred Enterprise plan.

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

Commencing 2012, the Company elected for the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”). The Company’s entire preferred income is subject to the tax rates as follows: 2012—15%, 2013—12.5% and 2014 and thereafter—16%. The election is irrevocable.

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

Prior to 2012, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

Reduced income under the Investment Law including the Preferred Enterprise Regime will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income to an Israeli company, no withholding tax will be remitted.

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013, to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the company until December 31, 2011 (“Trapped Earnings”) is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election.

On November 11, 2013, the Company reached a settlement agreement with the ITA which provided (i) the full settlement of all disputes with the ITA with respect to the tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $ 111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

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

Equity Based Compensation

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee, up to 45% tax in 2011 and 48% in 2012 and thereafter) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2014, the marginal tax rate (48%) of an individual was increased by 2% if the employee’s taxable income in any tax year exceeds the amount of NIS 811,560 (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income; or

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the capital gain tax rate percentage increased by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 811,560 (linked to the CPI each year ) including capital gains from marketable securities, dividends and interest income; or

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 45% tax in 2011 and 48% in 2012 and thereafter) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% (pursuant to 2011 tax reform legislation, the capital tax rate increased from 20% or 25% in 2011 to 25% or 30% in 2012 and thereafter) on the capital profit upon the sale of the underlying shares/shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2014, the marginal tax rate (48%) of an individual or the capital gain tax rate percentage, as applicable, increased by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 811,560 (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income.

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 45% in 2011 and 48% in 2012 and thereafter) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the marginal tax rate (48%) of an individual increased by 2% in the event the employee’s taxable income in any tax year exceeds the amount of NIS 811,560 (linked to the CPI each year) including capital gains from marketable securities, dividends and interest income.

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

Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a United States resident is 25%. Dividends received by a United States company that holds at least 10% of our voting rights, will be subject to withholding tax at the rate of 12.5%, provided that certain other conditions in the tax treaty are met. Dividends distributed to other foreign shareholders may be subject to different withholding tax rates based on the applicable tax treaty.

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

United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

•	A citizen or resident (as defined for U.S. federal income tax purposes) of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states;

•	An estate, if the estate’s income is subject to U.S. federal income taxation regardless of its source; or

•	A trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons (e.g., a U.S. citizen, resident, or corporation) have the authority to control all of its substantial decisions or the trust has a valid election in effect under U.S. Treasury Regulations to be treated as a “United States person”.

We refer to any of the above as a “U.S. Shareholder”. If a partnership owns the ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the ordinary shares in its particular circumstances.

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

This summary discussion does not address tax considerations applicable to a U.S. Shareholder that may be subject to special tax rules including, without limitation, the following:

•	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax).

•	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as banks, financial institutions, insurance companies, broker-dealers or traders in securities.

•	U.S. Shareholders that are tax-exempt organizations and pension funds.

•	U.S. Shareholders that are former citizens or long-term residents of the United States.

•	U.S. Shareholders that are partnerships or entities treated as partnerships or other pass-through entities and persons who own the ordinary shares through such entities, and non-U.S. individuals or entities.

•	U.S. Shareholders that are real estate investment trusts or regulated investment companies.

•	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution.

•	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle, integrated, or conversion transaction.

•	U.S. Shareholders who acquire their ordinary shares in a compensatory transaction.

•	U.S. Shareholders whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

•	Any aspect of U.S. estate, gift, state, or local tax law, or any non-U.S. tax law.

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

Dividends Paid on the Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Shareholder, as defined above, will generally be required to include in gross income the amount of any distributions paid in respect of the ordinary shares to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, if you are a U.S. Shareholder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. The amount of the distribution would include any Israeli taxes withheld as part of the distributions.

Non-corporate U.S. Shareholders may qualify for preferential rates of taxation with respect to dividends on our ordinary stock if the dividends are “qualified dividend income”. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation.” A non-U.S. corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury for purposes of this provision and which includes an exchange of information provision. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the Internal Revenue Service have determined that ordinary shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States, such as the NASDAQ Global Select Market. The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.

Any distributions in excess of earnings and profits will be treated first as non-taxable return of capital, reducing a U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of the ordinary shares. Any capital gain so realized will generally be taxable to the U.S. Shareholder as either long-term or short-term capital gain depending upon whether the U.S. Shareholder has held the ordinary shares for more than one year as of the time such distribution is received. Our dividends will generally not qualify for the dividends received deduction available to corporations. Any cash distribution paid in Israeli Shekels will equal the U.S. dollar value of the distribution, calculated based on the spot exchange rate in effect on the date of the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Shareholder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss.

Credit for Israeli Taxes Withheld

Subject to certain conditions and limitations, a U.S. Shareholder may be eligible for a credit against United States federal income tax liability for any Israeli tax withheld or paid with respect to dividends on the ordinary shares. The Code provides limitations on the amount of foreign tax credits. These limitations include extensive separate computation rules under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. A shareholder who does not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do so for all foreign income taxes in that year. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each U.S. Shareholder should consult his, her, or its own tax advisor to determine whether and if the specific shareholder would be entitled to this credit.

Sale, Exchange, or Other Disposition of the Ordinary Shares

The sale or exchange of ordinary shares will generally result in the recognition of capital gain or loss for the U.S. Shareholder. The amount of gain or loss is the difference between the U.S. dollar value of the amount realized on the sale or exchange and the tax basis in the ordinary shares. If a U.S. Shareholder’s holding period for the ordinary shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains of non-corporate U.S. Shareholders realized upon a sale or exchange of ordinary shares generally will be eligible for a preferential rate of taxation. The deductibility of capital losses may be subject to limitation. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Additional Tax on Investment Income

U.S. Shareholders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income”, including, among other things, dividends on and capital gains from the sale or other disposition of our ordinary shares, subject to certain limitations and exceptions.

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

If we were a PFIC for any taxable year during which you held shares as a U.S. Shareholder and you did not timely elect to treat us as a “qualified electing fund” under Section 1295 of the Code or elect to mark the ordinary shares to market, you would be subject to special tax rules that have a penalizing effect on the receipt of an “excess distribution” on the ordinary shares. Generally, a distribution is considered an excess distribution to the extent it exceeds 125% of the average annual distributions in the prior three years (or, if shorter, your holding period of the ordinary shares before the taxable year). You would also be subject to special tax rules that have a penalizing effect on the gain from the disposition of the ordinary shares, including the treatment if any such gain as ordinary income, not capital gain.

A U.S. Shareholder may be able to mitigate certain adverse tax consequences of holding shares in a PFIC by making a “qualified electing fund,” “deemed sale” or “mark-to-market” election. However, these elections require specific conditions to be met, for example, as a U.S. Shareholder you may make a qualified electing fund election only if we agree to furnish certain tax information annually. We do not presently prepare or provide this information, and this information may not be available to you if we are subsequently determined to be a PFIC. A number of specific rules and requirements apply to a U.S. Shareholder under any of the elections available to owners of a PFIC. You are urged to consult your tax advisor concerning these elections.

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

Other Reporting Requirements

Certain U.S. Shareholders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Shareholders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

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

As of December 31, 2014, securities representing 4.5% of our investments portfolios are rated as AAA; securities representing 50.7% of the portfolio are rated as AA; and securities representing 44.8% of the portfolio are rated as A.

The table below provides information regarding our investments in cash, cash equivalents and marketable securities, as of December 31, 2014:

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2014
	2015	2016	2017	2018	2019
	(in thousands)
Government and corporate debentures - fixed interest rates	$882,051	$808,040	$717,629	$277,203	$113,883	$2,798,806	$2,800,485
U.S. Agencies	154,619	102,481	$215,663	43,847	28,478	545,088	544,531
Government and corporate debentures - floating interest rates	3,001	36,209	18,267	11,035	—	68,512	68,604
Short-term deposits, money market instruments & cash	269,313	—	—	—	—	269,313	269,313

Total	$1,308,984	$946,730	$951,559	$332,085	$142,361	$3,681,719	$3,682,933

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

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona and Japanese Yen. As of December 31, 2014, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $251 million. These contracts were for a period of up to twelve months. The net losses recognized in “financial income, net” during 2014 were $22 million.

During 2014, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $3 million were recognized when the related expense were incurred and classified in operating expenses during 2014. As of December 31, 2014, we had outstanding forward contracts in the notional amount of $39 million and their fair value amounted to $3 million.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2014 would result in an increase in operating expenses of $29 million for the year ended December 31, 2014. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2014, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In conducting its assessment of internal control over financial reporting, management based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014.

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

In March 2004, our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions. The Code of Ethics is updated from time to time and was last updated in November 2014. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 959 Skyway Road, Suite 300, San Carlos, California 94070 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2013 and 2014 (in thousands):

	Year Ended December 31, 2014		Year Ended December 31, 2013
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$740	78%	$739	81%
Tax fees (2)	210	22%	178	19%

Total	$950	100%	$917	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2013 and 2014, and will receive during 2015 for non-audit services in certain categories.

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

As of December 31, 2014, the Company repurchased ordinary shares for an aggregate amount of $3,837 million. On January 29, 2015, the Company’s board of directors approved and authorized the repurchase of up to additional $1,500 million of the Company’s ordinary shares and not more than $250 million per quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2014, we used $765 million to repurchase approximately 11.2 million ordinary shares which were repurchased under our ninth program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	397,561	$64	397,561	974,492,499
February 1 – February 28	1,831,763	66	1,831,763	854,261,538
March 1 – March 31	553,500	68	553,500	816,764,443
April 1 – April 30	623,029	67	623,029	775,097,134
May 1 – May 31	1,441,917	64	1,441,917	682,041,979
June 1 – June 30	899,889	66	899,889	622,764,706
July 1 – July 31	618,333	65	618,333	582,241,406
August 1 – August 31	1,474,580	67	1,474,580	482,924,774
September 1 – September 30	744,699	71	744,699	430,363,322
October 1 – October 31	689,541	69	689,541	382,873,074
November 1 – November 30	1,142,520	75	1,142,520	296,634,837
December 1 – December 31	789,988	78	789,988	235,458,165
Total	11,207,320	$68	11,207,320

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, composition of the board of directors, compensation practices and compensation committee practices, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the NASDAQ Global Select Market rules, which require that we obtain shareholder approval for certain dilutive events, such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ rules must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-42 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (5)

4.5	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (6)

4.6	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (7)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (8)

4.8	Check Point Software Technologies Ltd. Executive Compensation Plan (9)

8	List of subsidiaries (10)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2014, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(5)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(6)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(9)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 23, 2013.
(10)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated March 28, 2015, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 24, 2015	A Member of EY Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014, and our report dated March 28, 2015, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 24, 2015	A Member of EY Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$261,970	$408,432
Short-term bank deposits	7,343	—
Marketable securities	1,043,149	758,382
Trade receivables (net of allowances for doubtful accounts and sales reserves of $ 18,546 and $ 20,856 at December 31, 2014 and 2013, respectively)	366,700	379,648
Prepaid expenses and other current assets	68,673	53,856

Total current assets	1,747,835	1,600,318

LONG-TERM ASSETS:
Marketable securities	2,370,471	2,463,110
Property and equipment, net	41,549	37,991
Severance pay fund	5,491	6,488
Deferred tax asset, net	14,368	13,557
Other intangible assets, net	14,085	16,191
Goodwill	727,875	727,875
Other assets	27,144	20,907

Total long-term assets	3,200,983	3,286,119

Total assets	$4,948,818	$4,886,437

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2014	2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$12,586	$10,707
Employees and payroll accruals	117,807	113,350
Deferred revenues	651,281	586,696
Accrued expenses and other liabilities	151,161	272,045

Total current liabilities	932,835	982,798

LONG-TERM LIABILITIES:
Deferred revenues	132,732	84,927
Income tax accrual	235,705	205,420
Deferred tax liability, net	504	308
Accrued severance pay	9,483	10,887

Total long-term liabilities	378,424	301,542

Total liabilities	1,311,259	1,284,340

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2014 and 2013; no shares issued and outstanding at December 31, 2014 and 2013	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2014 and 2013; 261,223,970 shares issued at December 31, 2014 and 2013; 183,790,953 and 192,262,757 shares outstanding at December 31, 2014 and 2013, respectively	774	774
Additional paid-in capital	859,124	774,917
Treasury shares at cost - 77,433,017 and 68,961,213 ordinary shares at December 31, 2014 and 2013, respectively	(3,126,685)	(2,421,278)
Accumulated other comprehensive income (loss)	(1,070)	1,839
Retained earnings	5,905,416	5,245,845

Total shareholders’ equity	3,637,559	3,602,097

Total liabilities and shareholders’ equity	$4,948,818	$4,886,437

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2013	2012
Revenues:
Products and licenses	$520,312	$496,930	$497,612
Subscriptions	265,021	217,088	170,599
Software updates and maintenance	710,483	680,087	674,484

Total revenues	1,495,816	1,394,105	1,342,695

Operating expenses:
Cost of products and licenses *)	95,868	88,862	87,097
Cost of subscriptions *)	5,626	5,480	6,296
Cost of software updates and maintenance *)	74,807	67,680	61,786
Amortization of technology	240	612	3,982

Total cost of revenues	176,541	162,634	159,161
Research and development	133,300	121,764	111,911
Selling and marketing	306,363	276,067	255,345
General and administrative	78,558	72,735	69,743

Total operating expenses	694,762	633,200	596,160

Operating income	801,054	760,905	746,535
Financial income, net	28,762	34,931	40,332

Income before taxes on income	829,816	795,836	786,867
Taxes on income	170,245	143,036	166,867

Net income	$659,571	$652,800	$620,000

Basic earnings per ordinary share	$3.50	$3.34	$3.04

Diluted earnings per ordinary share	$3.43	$3.27	$2.96

*)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Net income	$659,571	$652,800	$620,000

Other comprehensive income (loss)
Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax benefit (expense) of $271, $3,369 and $(674), respectively	(604)	(9,685)	1,750
Gains reclassified into earnings, net of tax expense of $84, $300 and $315, respectively	(204)	(2,011)	(1,121)

	(808)	(11,696)	629

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax benefit (expense) of $882, $(452) and $(181), respectively	(4,629)	704	1,220
Losses (gains) reclassified into earnings, net of tax benefit (expense) of $(471), $592 and $(15), respectively	2,528	(1,775)	107

	(2,101)	(1,071)	1,327

Other comprehensive income (loss), net of tax	(2,909)	(12,767)	1,956

Comprehensive income	$656,662	$640,033	$621,956

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
Balance as of January 1, 2012	$774	$630,508	$(1,543,886)	$12,650	$3,973,045	$3,073,091

Excess Tax benefit from stock-based compensation	—	11,128	—	—	—	11,128
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,619,204 ordinary shares, net of 49,854 shares for taxes)	—	6,289	54,722	—	—	61,011
Treasury shares at cost (9,483,090 ordinary shares)	—	—	(466,164)	—	—	(466,164)
Stock-based compensation	—	45,287	—	—	—	45,287
Other comprehensive income, net of tax	—	—	—	1,956	—	1,956
Net income	—	—	—	—	620,000	620,000

Balance as of December 31, 2012	774	693,212	(1,955,328)	14,606	4,593,045	3,346,309

Excess Tax benefit from stock-based compensation	—	35,345	—	—	—	35,345
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,382,608 ordinary shares, net of 42,623 shares for taxes)	—	(4,752)	71,879	—	—	67,127
Treasury shares at cost (10,148,834 ordinary shares)	—	—	(537,829)	—	—	(537,829)
Stock-based compensation	—	51,112	—	—	—	51,112
Other comprehensive loss, net of tax	—	—	—	(12,767)	—	(12,767)
Net income	—	—	—	—	652,800	652,800

Balance as of December 31, 2013	774	774,917	(2,421,278)	1,839	5,245,845	3,602,097

Excess Tax benefit from stock-based compensation	—	11,669	—	—	—	11,669
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,735,516 ordinary shares, net of 33,748 shares for taxes)	—	11,130	59,136	—	—	70,266
Treasury shares at cost (11,207,320 ordinary shares)	—	—	(764,543)	—	—	(764,543)
Stock-based compensation	—	61,408	—	—	—	61,408
Other comprehensive loss, net of tax	—	—	—	(2,909)		(2,909)
Net income	—	—	—	—	659,571	659,571

Balance as of December 31, 2014	$774	$859,124	$(3,126,685)	$(1,070)	$5,905,416	$3,637,559

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities:
Net income	$659,571	$652,800	$620,000
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	9,178	8,545	7,861
Amortization of premium and accretion of discount on marketable securities, net and revaluation of short-term bank deposits	33,021	22,389	33,784
Realized gain on sale of marketable securities, net	(288)	(2,311)	(1,436)
Amortization of intangible assets	2,106	3,020	7,028
Stock-based compensation	63,169	51,112	45,287
Deferred income tax expense (benefit)	(12,292)	28	(1,453)
Excess tax benefit from stock-based compensation	(11,669)	(35,345)	(11,128)
Accrued severance pay, net	(407)	158	57
Decrease (increase) in trade receivables	12,948	(5,893)	(16,337)
Decrease (increase) in prepaid expenses and other current assets and other assets	(8,613)	(816)	4,592
Increase in trade payables	1,879	1,287	5,445
Increase in employees and payroll accruals	2,698	22,404	958
Increase (decrease) in accrued expenses and other liabilities	(77,809)	11,975	117,371
Increase in deferred revenues	112,390	81,933	37,512

Net cash provided by operating activities	785,882	811,286	849,541

Cash flows from investing activities:
Proceeds from maturity of marketable securities	1,233,866	1,110,176	991,578
Proceeds from sale of marketable securities	75,910	21,716	242,074
Proceeds from short-term bank deposits	—	248,571	—
Investment in marketable securities	(1,535,800)	(1,916,832)	(1,589,115)
Investment in short-term bank deposits	(7,343)	—	(10,602)
Purchase of property and equipment	(12,736)	(9,563)	(8,195)

Net cash used in investing activities	(246,103)	(545,932)	(374,260)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from financing activities:
Proceeds from issuance of treasury shares upon exercise of options and vesting of restricted stock units	$70,266	$67,127	$61,011
Purchase of treasury shares at cost	(768,176)	(534,196)	(466,164)
Excess tax benefit from stock-based compensation	11,669	35,345	11,128

Net cash used in financing activities	(686,241)	(431,724)	(394,025)

Increase (decrease) in cash and cash equivalents	(146,462)	(166,370)	81,256
Cash and cash equivalents at the beginning of the year	408,432	574,802	493,546

Cash and cash equivalents at the end of the year	$261,970	$408,432	$574,802

Supplemental disclosure of cash flow information:
Cash paid during the year for taxes on income	$239,245	$173,234	$85,897

Supplemental disclosure of non-cash financing activities:
Accrued liability with respect to treasury shares	$—	$3,633	$—

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and subsidiaries (collectively, the “Company” or “Check Point”), are engaged in developing, marketing and supporting software and combined hardware (appliance) and software products and subscriptions, by offering network security, data security and security management solutions for enterprise networks and service providers.

The Company operates in one operating and reportable segment and its revenues are mainly derived from the sales of its network and data security products, including licenses, related software updates, maintenance and subscriptions. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”), including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security Service Providers (“MSPs”).

b.	During 2014, 2013 and 2012, approximately 37%, 30% and 30% of the Company’s revenues were derived from two channel partners. Revenues derived from one channel partner were 21%, 14% and 16% and from the other channel partner were 16%, 16% and 14%, respectively. Trade receivable balances from these two channel partners aggregated to $ 167,818 and $ 117,394 as of December 31, 2014 and 2013, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Financial statements in United States dollars:

Most of the Company’s revenues and costs are denominated in United States dollars (“dollars”). The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of subsidiaries operate. Thus, the dollar is the Company’s functional and reporting currency.

Accordingly, non-dollar transactions and balances have been re-measured into the functional currency in accordance with Accounting Standard Code (“ASC”) No. 830, “Foreign Currency Matters”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Check Point Ltd. and subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less at acquisition.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months at acquisition but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates fair values.

f.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt and Equity Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company classifies all of its marketable securities as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in the statements of income as financial income, net and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income (loss).

g.	Property and equipment, net:

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

ASC No. 350, “Intangibles - Goodwill and other” (“ASC No. 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired.

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company operates in one operating segment, and this segment comprises its only reporting unit. The Company performs the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.

For each of the three years in the period ended December 31, 2014, no impairment losses have been identified.

i.	Other intangible assets, net:

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During 2014, 2013 and 2012, no impairment indicators have been identified.

k.	Research and development costs:

Research and development costs are charged to the statements of income as incurred. ASC No. 985-20, “Software - Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, all research and development costs are expensed as incurred.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

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

The Company’s subscriptions include security solutions that are sold as a service or annuity.

The Company’s software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include maintenance services to customers, primarily telephone access to technical support personnel and hardware support services.

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which this case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

The Company’s products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangement that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

The Company determines the fair value of products based on ESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices.

The Company established VSOE of fair value for subscriptions and for software updates and maintenance based on the renewal prices charged for such services.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenues represent mainly the unrecognized revenue billed for subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

The Company records a provision for estimated sales returns, stock rotations and other rights granted to customers on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 14,618 and $ 14,932 as of December 31, 2014 and 2013, respectively.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

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

Severance expenses for the years ended December 31, 2014, 2013 and 2012, were $ 6,726, $ 5,987 and $ 5,113, respectively.

o.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 17.5 per year (and an additional amount of $ 5.5 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2014, 2013 and 2012, the Company’s matching contribution to the plan amounted to $ 1,148, $ 1,073 and $ 954, respectively.

p.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences if not related to an asset or liability for financial reporting.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% (cumulative basis) likely to be realized upon ultimate settlement. The Company classifies interest related to unrecognized tax benefits in taxes on income.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Advertising costs:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2014, 2013 and 2012, were $ 2,837, $ 4,260 and $ 3,239, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be withdrawn upon demand and therefore bear low risk. Marketable securities are held mainly by the Company’s Singaporean subsidiary, the U.S. subsidiary and Check Point Ltd., and are invested in securities denominated in U.S. dollar.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $ 3,928 and $ 5,924 as of December 31, 2014 and 2013, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense (income) amounted to $ (1,932), $ (1,090) and $ 855 in 2014, 2013 and 2012, respectively. Total write offs during 2014, 2013 and 2012 amounted to $ 1,537, $ 668 and $ 471, respectively.

The Company entered into forward contracts intended to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

s.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, as well as the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are designated as such, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in financial income, net.

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in New Israeli Shekels, Euros, British Pounds, Swedish Krona and Japanese Yen. As of December 31, 2014 and 2013, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 250,946 and $ 236,440, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2014, 2013 and 2012 were $ (21,970), $ 20,306 and $ 3,483, respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2014 and 2013 amounted to liabilities of $ 88 and $ 11, respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels. As of December 31, 2014 and 2013, the Company had outstanding forward contracts in the notional amount of $ 38,784 and $ 29,622, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). These contracts met the requirement for cash flow hedge accounting and as such during 2014, 2013 and 2012 gains (losses) in the amount of $ (3,009), $ 2,366 and $ (122), respectively, were recognized when the related expenses were incurred and classified in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2014 and 2013 amounted to assets (liabilities) of $ (2,854) and $ 102, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,746,613, 5,694,945 and 3,811,680 for 2014, 2013 and 2012, respectively.

u.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statements of income.

The Company recognizes compensation expenses for the value of awards granted, based on the straight line method for service based awards and based on the accelerated method for performance-based awards. Compensation expense is recognized over the requisite service period of the awards, net of estimated forfeitures. ASC No. 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate fair value method for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, the most significant ones being the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of options granted and Employee Stock Purchase Plan in 2014, 2013 and 2012 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2014	2013	2012
Employee Stock Options
Expected volatility	29.30%	30.14%	29.37%
Risk-free interest rate	1.48%	1.72%	0.75%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	5.51	6.00	5.58
Employee Stock Purchase Plan
Expected volatility	21.47%	26.98%	32.04%
Risk-free interest rate	0.06%	0.06%	0.09%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

v.	Fair value of financial instruments:

The Company measures its investments in money market funds classified as cash equivalents, marketable securities and its foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale marketable securities.

The following table shows the components of accumulated other comprehensive income, net of taxes, for the year ended December 31, 2014:

	Year ended December 31, 2014
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Beginning balance	$1,777	$62	$1,839

Other comprehensive loss before reclassifications	(604)	(4,629)	(5,233)
Amounts reclassified from accumulated other comprehensive income	*)(204)	**)2,528	2,324

Net current-period other comprehensive loss	(808)	(2,101)	(2,909)

Ending balance	$969	$(2,039)	$(1,070)

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2014 for realized gains on marketable securities are included within financial income, net.

**)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2014 for realized losses on cash flow hedges are included mostly within research and development expenses as well as other operating expenses.

x.	Treasury shares:

The Company repurchases its ordinary shares from time to time on the open market and holds such shares as treasury shares. The Company presents the cost to repurchase treasury stock as a separate component of shareholders’ equity.

The Company reissues treasury shares under the stock purchase plan, upon exercise of options and upon vesting of restricted stock units. Reissuance of treasury shares is accounted for in accordance with ASC No. 505-30 whereby gains are credited to additional paid-in capital and losses are charged to additional paid-in capital to the extent that previous net gains are included therein; otherwise to retained earnings.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

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

z.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. This ASU, which will be effective for the Company beginning January 1, 2017, allows for either full or modified retrospective methods of adoption and early adoption is not permitted. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

NOTE 3:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of up to one year are as follows:

	December 31,
	2014				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$882,051	$3,433	$(141)	$885,343	$593,218	$2,987	$(16)	$596,189
Government-sponsored enterprises debentures	154,619	183	(5)	154,797	93,900	400	—	94,300
Government and corporate debentures - floating interest rate	3,001	8	—	3,009	67,794	99	—	67,893

	$1,039,671	$3,624	$(146)	$1,043,149	$754,912	$3,486	$(16)	$758,382

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2014				2013
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,916,756	$2,905	$(4,519)	$1,915,142	$1,969,514	$6,554	$(7,158)	$1,968,910
Government-sponsored enterprises	390,468	256	(990)	389,734	441,719	707	(1,311)	441,115
Government and corporate debentures - floating interest rate	65,512	102	(19)	65,595	52,969	163	(47)	53,085

	$2,372,736	$3,263	$(5,528)	$2,370,471	$2,464,202	$7,424	$(8,516)	$2,463,110

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2014
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$1,199,879	$(2,994)	$257,258	$(1,666)	$1,457,137	$(4,660)
Government-sponsored enterprises	177,953	(487)	89,350	(508)	267,303	(995)
Government and corporate debentures - floating interest rate	17,102	(14)	5,003	(5)	22,105	(19)

	$1,394,934	$(3,495)	$351,611	$(2,179)	$1,746,545	$(5,674)

	December 31, 2013
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$944,769	$(5,762)	$97,770	$(1,410)	$1,042,539	$(7,172)
Government-sponsored enterprises	214,719	(1,104)	19,811	(208)	234,530	(1,312)
Government and corporate debentures - floating interest rate	19,511	(48)	1,000	—	20,511	(48)

	$1,178,999	$(6,914)	$118,581	$(1,618)	$1,297,580	$(8,532)

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASUREMENTS

As of December 31, 2014 and 2013, interest receivable amounted to $ 17,864 and $ 17,587 respectively, and is included within other current assets in the balance sheets.

In accordance with ASC No. 820, the Company measures its money market funds, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$107,400	$—	$107,400
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,800,485	2,800,485
Government-sponsored enterprises	—	544,531	544,531
Government and corporate debentures - floating interest rate	—	68,604	68,604
Foreign currency derivative contracts	—	(2,942)	(2,942)

Total financial assets	$107,400	$3,410,678	$3,518,078

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$88,784	$—	$88,784
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,565,099	2,565,099
Government-sponsored enterprises	—	535,415	535,415
Government and corporate debentures - floating interest rate	—	120,978	120,978
Foreign currency derivative contracts	—	91	91

Total financial assets	$88,784	$3,221,583	$3,310,367

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Computers and peripheral equipment	$48,159	$48,252
Office furniture and equipment	6,636	6,324
Building	39,935	35,538
Leasehold improvements	7,977	7,160

	102,707	97,274
Accumulated depreciation	61,158	59,283

Property and equipment, net	$41,549	$37,991

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

There were no changes to the carrying amount of goodwill in the two years period commencing January 1, 2013 through December 31, 2014.

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful life	December 31,
		2014	2013
Original amount:
Core technology	3 - 8	$1,929	$4,739
Trademarks and trade names	15 - 20	25,520	25,520
Customer relationships	2 - 6	2,097	3,108

		29,546	33,367

Accumulated amortization:
Core technology		753	3,323
Trademarks and trade names		12,934	11,358
Customer relationships		1,774	2,495

		15,461	17,176

Other intangible assets, net:
Core technology		1,176	1,416
Trademarks and trade names		12,586	14,162
Customer relationships		323	613

		$14,085	$16,191

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of other intangible assets as of December 31, 2014 is as follows:

2015	$2,046
2016	1,911
2017	1,817
2018	1,817
2019	1,792
Thereafter	4,702

$14,085

NOTE 7:-	EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2014 and 2013, employees and payroll accruals include a total amount of $ 3,214 and $ 3,731, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

NOTE 8:-	DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2014	2013
Subscriptions	$227,610	$160,163
Software updates and maintenance	546,998	504,919
Other	9,405	6,541

	$784,013	$671,623

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheet. The remaining deferred revenues are recognized within three years and are shown as long term deferred revenues.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2013
Income taxes payable	$6,559	$129,305
Accrued products and licenses costs	36,907	40,560
Marketing expenses payable	12,703	9,350
Legal accrual	50,416	47,384
Other accrued expenses	44,576	45,446

	$151,161	$272,045

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2020. The Company recognizes rent expense under such arrangements on a straight-line basis.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2014, were as follows:

2015	$6,130
2016	4,493
2017	3,457
2018	3,014
2019	1,072
Thereafter	100

$18,266

Rent expenses for the years ended December 31, 2014, 2013 and 2012, were $ 6,570, $ 6,224 and $ 5,408 respectively.

b.	Litigations:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims, construction claims and other legal proceedings in the normal course of its business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax:

Commencing 2012, the Company elected the Preferred Enterprise regime to apply under the Law for the Encouragement of Capital Investment (the “Investment Law”). The Company’s entire preferred income is subject to the tax rates as follows: 2012 - 15%, 2013 - 12.5% and 2014 and thereafter - 16%. The election is irrevocable.

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, which was 26.5% in 2014, 25% for 2013 and 2012.

Prior to 2012, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

Reduced income under the Investment Law including the Preferred Enterprise Regime will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income to an Israeli company, no withholding tax will be remitted.

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the company until December 31, 2011 (“Trapped Earnings”) is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election.

On November 11, 2013, the Company reached a settlement agreement with the Israeli Tax Authorities (“ITA”) which provided (i) the full settlement of all disputes with the ITA with respect to the tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $ 111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

2.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, Check Point Ltd. calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into New Israeli Shekels according to the exchange rate as of December 31st of each year.

b.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $ 134,976 and unrecognized deferred tax liability related to such earning amounted to $24,543 as of December 31, 2014.

c.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2014 and 2013, the Company’s deferred taxes were in respect of the following:

	December 31,
	2014	2013
Carry forward tax losses	$213,880	$235,942
Employee stock based compensation	23,950	19,846
Other	46,356	33,992

Deferred tax assets before valuation allowance	284,186	289,780
Valuation allowance	(213,690)	(234,600)

Deferred tax asset	70,496	55,180

Intangible assets	(7,901)	(7,773)
Undistributed earnings of subsidiary	(11,435)	(10,788)
Other	(3,121)	(1,638)

Deferred tax liability	(22,457)	(20,199)

Deferred tax asset, net	$48,039	$34,981

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

	December 31,
	2014	2013
Current deferred tax asset, net	$34,175	$21,732
Non-current deferred tax asset, net	14,368	13,557
Non-current deferred tax liability, net	(504)	(308)

	$48,039	$34,981

Current deferred tax asset, net, is included within prepaid expenses and other current assets in the balance sheets.

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss related to excess tax benefits from options exercised prior to the adoption of ASC No. 718.

Through December 31, 2014, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $ 581,351 expiring beginning 2018, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2014, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $ 135,816, which expire between fiscal 2015 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2014, the U.S. subsidiaries had research and development tax credits of approximately $ 15,916, which expire between fiscal 2019 and fiscal 2034 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2014	2013	2012
Domestic	$784,710	$743,125	$725,651
Foreign	45,106	52,711	61,216

	$829,816	$795,836	$786,867

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2014	2013	2012
Current	$182,537	$143,008	$168,320
Deferred	(12,292)	28	(1,453)

	$170,245	$143,036	$166,867

Domestic	$154,921	$130,109	$152,040
Foreign	15,324	12,927	14,827

	$170,245	$143,036	$166,867

	Year ended December 31,
	2014	2013	2012
Domestic taxes:
Current	$165,476	$124,522	$152,453
Deferred	(10,555)	5,587	(413)

	154,921	130,109	152,040

Foreign taxes - US:
Current	12,672	14,965	12,720
Deferred	(1,925)	(4,813)	(355)

	10,747	10,152	12,365

Other international locations:
Current	4,389	3,521	3,149
Deferred	188	(746)	(687)

	4,577	2,775	2,462

Total foreign taxes	15,324	12,927	14,827

Taxes on income	$170,245	$143,036	$166,867

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2014	2013
Beginning balance	$205,420	$259,547
Increases (decreases) related to tax positions taken during prior years	(14,550)	91,202
Increases related to tax positions taken during the current year	44,835	142,875
Decrease related to settlement with the ITA	—	(288,204)

Ending balance	$235,705	$205,420

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

During the years ended December 31, 2014, 2013 and 2012, the Company recorded $ 6,214, $ 20,857 and $ 15,032, respectively for interest expense related to uncertain tax positions. As of December 31, 2014 and 2013, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 9,879 and $ 4,578, respectively, which is included within income tax accrual on the balance sheets.

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry forward tax losses and overall credit carry-forward position, except for tax years 2005 through 2010.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2014	2013	2012
Income before taxes as reported in the statements of income	$829,816	$795,836	$786,867

Statutory tax rate in Israel	26.5%	25%	25%
Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(5%)	(6%)	(7%)
Others, net	(1%)	(1%)	3%

Effective tax rate	20.5%	18%	21%

*) Basic earnings per share amounts of the benefit resulting from the “Preferred Enterprise” status	$0.22	$0.24	$0.24

Diluted earnings per share amounts of the benefit resulting from the “Preferred Enterprise” status	$0.22	$0.24	$0.23

NOTE 12:- SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

Dividends declared on ordinary shares will be paid in New Israeli Shekels. Dividends paid to shareholders outside Israel will be converted into U.S. dollars, on the basis of the exchange rate prevailing at the date of payment.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share repurchase:

As of December 31, 2014, the Company repurchased ordinary shares for an aggregate amount of $ 3,837,070. On January 29, 2015, the Company’s board of directors approved and authorized the repurchase of up to additional $ 1,500,000 of the Company’s ordinary shares and not more than $250,000 per quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded by available working capital. During 2014, 2013 and 2012 the Company repurchased 11,207,320, 10,148,834 and 9,483,090 shares for an aggregate amount of $ 764,543, $ 537,829 and $ 466,164, respectively.

c.	Stock Options, RSU’s and PSU’s:

In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan, together are referred to as the Equity Incentive Plans.

Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance RSUs (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four to five years of employment. Options, RSU’s and PSU’s that are cancelled or forfeited before expiration become available for future grants. The number of PSUs granted to sales employees is equal to the amount of compensation earned (based on the employee’s level) divided by the fair value of the ordinary share at the grant date. RSUs and PSUs vest over a four year period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

Under the Equity Incentive Plans, the Company’s non-employee directors receive an automatic annual option grant.

As of December 31, 2014, 13,824,359 options and RSUs were outstanding under the Equity Incentive Plans.

Following the amendments to the Equity Incentive Plans in January 2014, on December 31st of each year, the number of Reserved and Authorized Shares under the Equity Incentive Plans shall be automatically reset to equal 10% of the number of ordinary shares issued and outstanding as of year end. As of December 31, 2014 the number of ordinary shares reserved under the Equity Incentive Plans equals 18,379,095.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands	Weighted average exercise price	Aggregate intrinsic value
	2014	2014	2014
Outstanding at beginning of year	12,602	$40.58	$301,449
Granted	2,559	$65.28
Exercised	(2,173)	$26.77
Forfeited	(60)	$56.46

Outstanding at December 31,	*)12,928	$47.72	$398,893

Exercisable at December 31,	8,058	$41.72	$296,900

*)	As of December 31, 2014 , approximately 12.8 million options are vested and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

The total intrinsic value of options exercised during the years 2014, 2013 and 2012 was $ 89,957, $ 90,352 and $ 61,564, respectively.

The weighted average fair values at grant date of options granted for the years ended December 31, 2014, 2013 and 2012; with an exercise price equal to the market value at the date of grant were $ 19.55, $ 16.17 and $ 15.52, respectively.

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
21.95-29.49	3,655	1.80	27.30	3,595	1.80	27.31
33.20-47.97	251	3.10	39.27	172	2.69	37.94
49.50-53.67	5,493	4.40	52.06	3,508	4.22	52.38
55.15-74.51	3,529	5.79	62.70	784	5.46	61.01

21.95-74.51	12,928	4.02	47.72	8,058	3.23	41.72

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The following table summarizes information relating to RSUs, as well as changes to such awards during 2014:

Year ended December 31,
2014
Number in thousands
Outstanding at beginning of year	907
Granted	298
Vested	(284)
Forfeited	(119)

Outstanding as of December 31,	802

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2014, 2013 and 2012 were $ 65.08, $ 48.64 and $ 54.76, respectively.

The total fair value of shares vested during the years 2014, 2013 and 2012 was $ 18,414, $ 17,738 and $ 22,806, respectively.

The following table summarizes information relating to PSUs, as well as changes to such awards during 2014:

Year ended December 31,
2014
Number in thousands
Outstanding at beginning of year	—
Granted	103
Forfeited	(9)

Outstanding as of December 31,	94

The weighted average fair values at grant date of PSUs granted for the year ended December 31, 2014 was $ 64.03.

As of December 31, 2014 the company had a commitment to grants PSU’s at the value of $16,790.

As of December 31, 2014, the Company had approximately $ 112,929 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.82 years and $ 7,289 of unrecognized compensation expense related to PSU’s that will be granted during 2015.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Employee Stock Purchase Plan (“ESPP”):

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

During 2014, 2013 and 2012, employees purchased 312,588, 354,487 and 309,559 ordinary shares at average prices of $ 51.48, $ 42.14 and $ 44.15 per share, respectively.

As of December 31, 2014, 754,288 ordinary shares were available for future issuance under the ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2014, 2013 and 2012, the Company recognized $ 4,187, $ 3,973 and $ 4,313, respectively, of compensation expense in connection with the ESPP.

NOTE 13:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2014	2013	2012
Net income	$659,571	$652,800	$620,000

Weighted average ordinary shares outstanding (in thousands)	188,487	195,647	203,918

Dilutive effect:
Employee stock options and RSUs (in thousands)	3,813	3,840	5,252

Diluted weighted average ordinary shares outstanding (in thousands)	192,300	199,487	209,170

Basic earnings per ordinary share	$3.50	$3.34	$3.04

Diluted earnings per ordinary share	$3.43	$3.27	$2.96

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

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

The following table presents total revenues for the years ended December 31, 2014, 2013 and 2012, and property and equipment, net as of December 31, 2014 and 2013, by geographic area:

1. Revenues based on the channel partners’ location:

	Year ended December 31,
	2014	2013	2012
Americas, principally U.S.	$729,933	$647,533	$603,605
Europe	550,811	533,717	509,533
Asia, Middle-East and Africa	215,072	212,855	229,557

	$1,495,816	$1,394,105	$1,342,695

2. Property and equipment, net:

	December 31,
	2014	2013
U.S.	$2,857	$3,270
Israel	37,455	33,605
Rest of the world	1,237	1,116

	$41,549	$37,991

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2014, 2013 and 2012 by product lines:

	Year ended December 31,
	2014	2013	2012
Product and licenses:
Network security Gateways	$469,097	$441,805	$435,458
Other *)	51,216	55,125	62,153

	520,312	496,930	497,612
Subscriptions:
Network security Gateways	265,021	217,088	170,599
Software updates and maintenance	710,483	680,087	674,484

Total revenues	$1,495,816	$1,394,105	$1,342,695

*)	Comprised of Endpoint security and Security management products, each consists of less than 10% of products and licenses revenues.

c.	Financial income, net:

	Year ended December 31,
	2014	2013	2012
Financial income:
Interest income	$65,497	$71,107	$73,711
Realized gain on sale of marketable securities	288	2,311	1,436
Foreign currency re-measurement gain and others	—	893	873

	65,785	74,311	76,020

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	33,021	37,903	33,784
Foreign currency re-measurement loss	1,844	—	—
Others	2,158	1,477	1,904

	37,023	39,380	35,688

	$28,762	$34,931	$40,332

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SUBSEQUENT EVENTS

On February 17, 2015, the Company completed the acquisition of Hyperwise Ltd, a privately-held Israeli-based company. Hyperwise Ltd. has developed a unique and cutting-edge CPU-level threat prevention engine that eliminates threats at the point of pre-infection. The unrivaled exploit prevention technology provides a higher catch rate of threats and provides organizations an unmatched level of protection against attackers.

On April 2, 2015, the Company completed the acquisition of Lacoon Mobile Security, a privately held Israeli based company. Lacoon provides a comprehensive solution for iOS and Android, delivering real-time mobile security and intelligence to an organization’s existing security and mobility infrastructure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer and Chairman of the Board

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: April 24, 2015