Form 20-F
period 2015-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2016-04-28
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2015. 174,901,523 Ordinary Shares, nominal value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2011 to 2015. The selected consolidated statement of income data for the years 2013, 2014 and 2015, and the selected consolidated balance sheet data at December 31, 2014 and 2015, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2011 and 2012, and the selected consolidated balance sheet data at December 31, 2011, 2012, and 2013, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report on Form 20-F. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$1,629,838	$1,495,816	$1,394,105	$1,342,695	$1,246,986
Operating expenses (*):
Cost of revenues	189,057	176,541	162,634	159,161	175,683
Research and development	149,279	133,300	121,764	111,911	110,147
Selling and marketing	359,804	306,363	276,067	255,345	253,800
General and administrative	91,981	78,558	72,735	69,743	65,182
Restructuring and other acquisition related costs	—	—	—	—	—
Total operating expenses	790,121	694,762	633,200	596,160	604,812
Operating income	839,717	801,054	760,905	746,535	642,174
Financial income, net	34,073	28,762	34,931	40,332	41,040
Income before taxes on income	873,790	829,816	795,836	786,867	683,214
Taxes on income	187,924	170,245	143,036	166,867	139,248
Net income	$685,866	$659,571	$652,800	$620,000	$543,966
Basic earnings per ordinary share	$3.83	$3.50	$3.34	$3.04	$2.63
Shares used in computing basic earnings per ordinary share	179,218	188,487	195,647	203,918	206,917
Diluted earnings per ordinary share	$3.74	$3.43	$3.27	$2.96	$2.54
Shares used in computing diluted earnings per ordinary share	183,619	192,300	199,487	209,170	213,922

(*)	Including pre-tax charges for stock based compensation, amortization of intangible assets and acquisition related expenses in the following items:

Amortization of intangible assets and acquisition related expenses
Cost of revenues	$1,808	$240	$612	$3,982	$31,171
Research and development	6,146	—	—	—	—
Selling and marketing	3,267	1,866	2,408	3,046	12,754
Stock-based compensation
Cost of revenues	$1,585	$1,090	$1,048	$829	$967
Research and development	11,544	9,284	9,001	8,594	7,471
Selling and marketing	16,351	13,339	11,193	9,677	7,888
General and administrative	46,822	39,456	29,870	26,187	23,509

	December 31,
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$678,981	$780,825	$617,520	$1,061,143	$1,007,533
Total assets	5,069,880	4,948,818	4,886,437	4,544,885	4,128,063
Shareholders’ equity	3,531,866	3,637,559	3,602,097	3,346,309	3,073,091
Capital stock	988,105	859,898	775,691	693,986	631,282

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

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

•	the continued adoption of “cloud” infrastructure by organizations;

•	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

•	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

•	general economic conditions in the markets in which we, our customers and our suppliers operate.

In 2015, global and regional economies around the world and financial markets, remained volatile as a result of a multitude of factors, including adverse credit conditions, changes in economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions and liquidity concerns and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging economic conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2015, 2014 and 2013, we derived approximately 53%, 54% and 57%, respectively, of our sales from our ten largest distributors. In 2015, 2014 and 2013, our two largest distributors accounted for approximately 38%, 37% and 30% of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, operating results and financial condition could be materially adversely affected.

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

We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition

As a global company we are subject to taxation in Israel, the United States and various other countries and states, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In 2015, the Organization for Economic Co-operation and Development, or OECD, published final proposals under its Base Erosion and Profit Shifting, or BEPS, Action Plan. The BEPS Action Plan includes fifteen Actions to address BEPS in a comprehensive manner and represents a significant change to the international corporate tax landscape. These proposals, if adopted by countries, may increase tax uncertainty and adversely affect our provision for income taxes.

In addition, we are subject to the continuous examination of our income tax returns by tax authorities around the world. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and operating results. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, but the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made. There can be no assurance that the outcomes from continuous examinations will not have an adverse effect on our business, financial condition and results of operations.

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

In November 2013, we reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly, we and the ITA notified the court that they have reached an agreement outside of the court and obtained the court’s approval (see Note 12 of our Consolidated Financial Statements).

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

Our international sales and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

•	technology import and export license requirements;

•	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

•	trade restrictions;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	declines in general economic conditions;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	increased tax rates;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

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

In connection with our Annual Report on Form 20-F for fiscal 2015, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2015, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2015. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

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

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2016, our directors and executive officers owned approximately 26.6% of the voting power of our outstanding ordinary shares, or 29.8% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2016. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term bank deposits and marketable securities totaled $3,615 million as of December 31, 2015. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

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

We generally buy and hold our portfolio positions, while minimizing credit risk by setting maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized to income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments into income, our reported net income for the year ended December 31, 2015, would have decreased by $4 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2015, we incurred approximately 41% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2015, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. As of December 31, 2015, we had outstanding forward contracts that hedge against changes in foreign currency exchange rates of $26 million.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2015, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $319 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations on exposures that have not been covered by our hedging strategy.

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

Third parties might attempt to gain unauthorized access to our network or seek to compromise our products and services.

We regularly face attempts by others to gain unauthorized access through the Internet or to introduce malicious software to our information technology (IT) systems. Additionally, malicious hackers may attempt to gain unauthorized access and corrupt the processes of hardware and software products that we manufacture and services we provide. We or our products are a frequent target of computer hackers and organizations that intend to sabotage, take control of, or otherwise corrupt our manufacturing or other processes and products. We are also a target of malicious attackers who attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems or those of our customers or others. We believe such attempts are increasing in number. From time to time we encounter intrusions or attempts at gaining unauthorized access to our products and network. To date, none have resulted in any material adverse impact to our business or operations. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable through changes to our internal processes and tools and/or changes or patches to our products, we remain potentially vulnerable to additional known or unknown threats. Such incidents, whether successful or unsuccessful, could result in our incurring significant costs related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties. Publicity about vulnerabilities and attempted or successful incursions could damage our reputation with customers or users, and reduce demand for our products and services.

We may need to change our pricing models to compete successfully.

The intense competition we face in the sales of our products and services and general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect operating results. Additionally, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premise enterprise software business and our cloud business, as well as overall demand for our on-premise software product and service offerings, which could reduce our revenues and profitability. Our competitors may offer lower pricing on their support offerings, which could put pressure on us to further discount our product or support pricing.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, certain of our products are subject to U.S. export controls and may be exported outside the U.S. only with the required export license or through an export license exception. If we were to fail to comply with U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions, or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments, and persons. Even though we take precautions to ensure that we comply with all relevant regulations, any failure by us or any partners to comply with such regulations could have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and operating results.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; the hostilities between Israel and Hezbollah and between Israel and Hamas; as well as tensions between Israel and Iran, have also heightened these risks, including an escalation in terrorist attacks since October 2015 and extensive hostilities from July to August 2014 along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Israel. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. In addition, there are significant ongoing hostilities in the Middle East, particularly in Syria and Iraq, which may impact Israel in the future. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, operating results and financial condition. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

For the year ended December 31, 2015, our effective tax rate was 21.5%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Additional details are provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in Note 12 to our Consolidated Financial Statements.

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

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2015 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

Cyber Security Industry Today

Organizations of all sizes will continue to face a challenging threat landscape. With countless new connections formed every day, the world is more globally linked than ever. Cloud, mobility, virtualization and the Internet of Things (“IoT”) are changing the way customers deploy and consume technology. Enterprises have more opportunities than ever before to innovate and compete more effectively and efficiently. However, the network edges in their infrastructure are blurring and boundaries between entities are disappearing, which increases the risk of cyberattacks. Specific trends within this dynamic include:

Growth in Remote Connectivity. The proliferation of smartphones and the growing number of people who work remotely and conduct business through mobile devices has expanded the need to safeguard and manage the access to information. Whether remote or mobile, workers need constant connectivity to the enterprise network. In 2015, Check Point discovered significant vulnerabilities in applications such as WhatsApp and in the Android operating system which allowed applications to gain illegitimate privileged access rights within hundreds of millions of mobile devices. Because of this trend toward remote connectivity, enterprises will need to ensure security across all points of their infrastructure and deploy mobile-specific security solutions.

Cloud Computing and Network Virtualization. Cloud computing, or Internet-based computing, provides shared servers which provide resources, software and data storage to computers and other devices on demand, and drives the need for enterprise security for both on-premises and in-the-cloud infrastructures. New virtual environments and public and private clouds jeopardize enterprises’ overall security posture if they are not deployed within the appropriate security infrastructure. These are complex environments to manage and secure due to multiple network layers. Deploying virtualized security solutions are crucial to ensuring that attacks are immediately contained before they spread across virtualized server and network environments.

Overall Complexity within the Enterprise IT infrastructure. Another key trend affecting IT security is the increasing complexity of deploying, managing and monitoring the many technologies needed to fully secure the enterprise IT network. This trend creates two challenges for enterprises: how to cost-effectively manage a patch-work of point product solutions, and how to ensure that no gaps are left in the infrastructure. To solve these problems, enterprises seek out single-architecture solutions with simplified management in an effort to keep the security infrastructure robust, yet simple to manage and adaptable to on-going changes.

Increased Data Privacy and Compliance Regulation. The increasing number of governmental regulations around the world regarding data privacy and compliance is also impacting enterprise security. Enterprises need to put in place data security technologies to prevent violations of applicable laws regarding data privacy and protection and to avoid experiencing data loss or data theft, which could cause enterprises to suffer reputational harm and governmental sanctions, fines and penalties. Data has long been a prime target for hackers seeking financial information, intellectual property, and insider business information and authentication credentials. In 2015, we saw attacks on BlueCross, Morgan Stanley and Anthem . These attacks exposed personal health and financial data on millions of consumers.

Emergence of Social Engineering. As security solutions improve and are more thoroughly deployed throughout enterprises, attackers attempt to bypass security mitigations and restrictions by “hacking” the human mind , in other words, by deceiving employees into providing credentials, sending infected files or clicking on an infected link. Many of the attacks in 2015 have taken root within the attack’s target through social engineering and phishing techniques. Specific security policies, increased segmentation of the infrastructure and multi-layer defense solutions will be needed to prevent these types of attacks.

Increase in Sophistication of Threats and Attacks. Today’s threats use sophisticated technology, the internet and deception to acquire sensitive information and to disrupt business operations. Many of these threats contain new, unknown signatures when they reach their targets. These new unknown signatures deploy and cause damage to their target immediately. Commonly called “zero-day threats”, these threats present unique challenges to the enterprise. Enterprises need to put in place multi-layer defenses to prevent, detect and extract threats before they cause damage.

Increase in the Number of Attacks and Potential Targets. By 2020, estimates indicate that there will be one billion smart meters, over one million smart light bulbs, over 50% of the consumers will utilize wearable technology and more than five major car manufacturers will have smart, driverless cars. Wearables can be hacked to record conversations, cars can be hacked to compromise safety and smart meters can be hacked to access information. Critical infrastructures such as SCADA and IOS are increasingly targeted as they are older infrastructures not originally designed with cybersecurity in mind. Manufacturers of these products will need more robust security solutions, and enterprises that are connected to these types of products through the ecosystem will need to consider how to prevent these devices might be leveraged to gain access to their infrastructure.

Check Point Legacy and Vision

Since its inception, Check Point’s pure focus has been on IT security. Adapting to customers’ changing needs, the company has developed numerous technologies to secure the use of the Internet by corporations and consumers when transacting and communicating. Today, Check Point is the largest pure security vendor globally. Making Internet communications and critical data secure, reliable and available everywhere has been and continues to be our ongoing vision. We are committed to staying focused on real customer needs and to developing new and innovative security solutions that redefine the security landscape. An interconnected, digital economy is here to stay, empowering business leaders to invent, to inspire and to drive positive change throughout the world.

Innovative leaders seize opportunities that emerge from change. They constantly question every assumption. These leaders rely on the latest SaaS or IoT platforms to speed their time to market. They add partners from around the world to their supply chain to ensure they get the best suppliers and the best prices. They deploy beta applications in mobile environments to speed time to market. These leaders push the envelope, but not at the expense of security, performance, or their ability to compete in the market.

The ecosystem is rapidly changing, and is less and less controlled. Digital assets are harder to track and control. Infrastructure is no longer in one place as boundaries disappear. Hackers are innovating just as quickly as enterprises are and are finding new ways to attack our connected world. More and more malware is being put into our ecosystem that traditional security techniques are powerless to prevent. Increasingly, vulnerabilities are exploited, brands are damaged, assets are stolen, and our personal safety is at risk.

Business leaders today must stay “One Step Ahead” of things they cannot see, know or control. To be one step ahead, enterprises must have visibility to tomorrow’s threats, not just the threats of today. They can no longer rely on continuously integrating layers of point solutions that result in complex mosaics that still contain gaps in the infrastructure. Enterprises need to be able to prevent attacks at every stage, from start to finish. They need to contain threats and extract them the second they are detected. To be One Step Ahead they need access to a global intelligence network and leverage it for real-time protection. These leaders need to protect every point in the infrastructure, from mobile to cloud to virtual and physical, from one location, while being flexible and adapting to change.

Organizations around the world rely on Check Point to protect their brand, assets and data from cyberattacks. For more than 20 years, Check Point’s single architecture, comprehensive management and integrated threat intelligence, combined with the most advanced prevention and extraction solutions, have yielded the highest malware catch rate in the industry, thereby enabling millions of users to safely and productively accelerate their businesses.

With a legacy of industry firsts and continuous innovation, Check Point gives business leaders the freedom to invent, inspire and compete securely in the ever changing digital economy.

Check Point Technology Leadership in 2015

Gartner

Number One Worldwide Firewall Equipment Market Share 2014

Leader Enterprise Network Firewall Market Quadrant 2015

Leader Unified Threat Management Magic Quadrant 2015

Leader Mobile Data Protection Magic Quadrant 2015

Number One Worldwide Firewall Equipment Market Share 2015 1st. 2nd, 3rd Quarter

IDC

Top Position Worldwide Combined Firewall & UTM Appliance Market 2014

Top Position Worldwide Combined Firewall and UTM Appliance Market 2015 1st. 2nd, 3rd Quarter

NSS Breach Detection Systems Results: Check Point’s Next Generation Threat Prevention Solution received a “recommended” rating in the NSS Labs Breach Detection Systems (BDS) group test. Check Point received a 100 percent catch rate of HTTP, 100 percent catch rate for email and 100 percent catch rate for drive by malware.

Common Criteria Certification: Check Point was awarded Common Criteria (CC) certification for R77.30, following a rigorous third-party evaluation and testing process.

Best Product of 2015: Check Point SandBlast was named ‘Coolest Security Product of 2015’ by CRN Magazine.

Product Strategy

In an effort to simultaneously address the need for scalable security solutions and the retention of initial investments, Check Point introduced the Software Blade architecture in February 2009. The architecture provides customers with the ability to tailor their security gateways based on their specific needs at any time. It offers enterprises a common platform to deploy independent, modular and interoperable security applications or “Software Blades” such as firewall, virtual private network (VPN), intrusion prevention system (IPS), Application Control, Anti-Bot, antivirus, data loss prevention (DLP), policy management, event analysis, or multi-domain management. The new architecture allows customers to select the exact security they need from a library of over 20 Software Blades, and to combine these blades into a single, centrally-managed solution. Customers can easily extend their security solutions by adding new Software Blades without the need to purchase additional hardware. This allows our customers to deploy security dynamically, when needed, with lower total cost of ownership, full integration, and on a single management console. Check Point also offers these software blades grouped into functional packages to address specific security issues. The four packages offered are Next Generation Firewall, Next Generation Threat Prevention, Next Generation Secure Web Gateway and Next Generation Data Protection.

Threat Prevention software blades are fed by a cloud based threat intelligence knowledge base, introduced in 2012, the Check Point ThreatCloud™. The ThreatCloud, the first collaborative network to fight cybercrime, gathers threat data from an innovative worldwide network of threat sensors and distributes threat intelligence to security gateways around the globe. Today, ThreatCloud scans more than 250 million addresses for bot discovery, keeps track of over 11 million malware signatures and has detected over 5.5 million malware infested sites. On average, thousands of Check Point gateways detect more than 700,000 malwares every day. The ThreatCloud powers the Threat Prevention software blades by feeding threat updates directly to customers’ gateways, enabling them to enforce pre-emptive protection against advanced threats, such as bots, Advanced Persistent Threats (APTs) and other forms of sophisticated malware.

In 2015, Check Point continued its track record of innovation through strategic acquisitions and new product introductions:

February:	Hyperwise Acquisition: Unique CPU-Level threat prevention technology.
March:	SandBlast Threat Extraction Technology: Providing “zero malware in zero second” protection.
April:	Lacoon Mobile Security Acquisition: Advanced threat prevention for mobile devices.
May:	1200R SCADA Appliance: Securing industrial control systems and critical infrastructure.
July:	Check Point vSEC: Private cloud security solution for VMware NSX environments.
July:	ZoneAlarm 2016: Consumer endpoint security software.
August:	Check Point Protect: Mobile Threat Prevention Solution for smartphones.
September:	SandBlast Threat Prevention: Evasion Resistant Sandboxing and Threat Extraction

Check Point continued its commitment to inspecting and discovering vulnerabilities that exist in various platforms, applications and devices for the sole purpose of ensuring that all consumers of technology, whether they are currently Check Point customers or not, have important information regarding security vulnerabilities. In 2015, we published a number of vulnerability reports, including:

Volatile Cedar: Campaign allowing attackers to monitor a victim’s actions and steal data.

2015 Check Point Security Report: Report revealed that 96% of organizations are using high-risk applications and that there was an increase in security incidents across all categories.

Magento eCommerce Platform: Critical RCE (remote code execution) vulnerability found in eBay’s Magento web ecommerce platform, affecting nearly 200,000 online shops.

WhatsApp Web Vulnerabilities: Vulnerabilities discovered that exploit the WhatsApp Web logic and put up to 200 million users at risk.

Certifi-gate Vulnerability in Android: Allows applications to gain illegitimate privileged access rights and exists in hundreds of millions of devices.

BrainTest related Mobile Malware: Malware, packaged within an Android game app called BrainTest, affected between 200,000 and one million users.

EZCast Vulnerability: HDMI dongle-based TV streamer that converts non-connected TVs into smart TVs allowing hacker’s ability to gain unauthorized access to an EZCast subscriber’s home network.

Rocket Kitten: Uncovered Iranian-linked cyber-espionage global campaign.

Check Point Product Offerings

Check Point continues to develop new innovations based on the Software Blade Architecture, providing customers with flexible and simple solutions that can be fully customized to meet the exact security needs of any organization. Check Point 3D Security uniquely combines policy, people and enforcement for greater protection of information assets and helps organizations implement a blueprint for security that aligns with business needs. Our products provide end-to-end security from the enterprise to the cloud to your mobile worker’s personal devices. We prevent and mitigate cyber-attacks and limit the data theft that often results from these threats. Our unified security management solution delivers extensibility and ease of use. Check Point keeps customers one step ahead with industry leading security products for Threat Prevention, Mobility, Firewalls, Security Management and more. Our products protect individuals, SMBs and large data center enterprises.

Next Generation Firewalls. Check Point provides customers of all sizes with the latest data and network security protection in an integrated next generation firewall platform, reducing complexity and lowering the total cost of ownership. Offerings include the following:

a.	Data Center & Enterprise

Enterprises deploy security along well defined boundaries at the perimeter and internally within software defined data centers. Our next generation firewall solutions for protecting both north-south and east-west traffic include:

•	Check Point Appliances. Our data center and enterprise network security appliances combine high-performance, multi-core capabilities with fast networking technologies to provide the highest level of security. By consolidating multiple security technologies into a single security gateway, these appliances are designed to deliver advanced and integrated security solutions to meet all of your business security needs.

•	Integrated Appliance Solutions. Check Point Integrated Appliance Solutions (IAS) offer flexibility and choice for data center and enterprise network security. Powered by Fujitsu and Blue Coat, these appliances provide integrated software and hardware bundles and direct support that are customized to organizations’ exact specifications.

•	Public and Private Cloud. Enterprises seeking the availability, scalability and cost reduction are shifting more and more applications to cloud computing models. Check Point vSEC products provide integrated security and expertise to help customers build secure cloud infrastructure today and protect future deployments.

b.	Small Business and Branch

Check Point has an affordable, easy to use and effective solution to secure small businesses and branch offices. This includes turn-key appliances and a Cloud Managed Security Service option, giving you the freedom to focus on growing your business.

•	600 Appliance. Available in three models to match the number of users protected, the 600 Appliance is ideal for small offices with a staff of 50 employees or fewer. You can manage the appliance via simplified web-based local management, or centrally via our Cloud Managed Security Service

•	1100 Appliance. Available in three models to match the number of users protected, the 1100 Appliance is ideal for branch offices with a staff of 50 employees or fewer. Small businesses can manage the appliance via simplified web-based local management, or centrally via our enterprise security management product.

•	Cloud Managed Security Service. This cost-effective, enterprise-class security solution is managed by experts, leaving small businesses free to focus on growing their business instead of managing their security. Our partners offer this service with an attractive and predictable pricing structure that makes security budget and planning simple and affordable.

•	2200 Appliance. With its multi-core technology and six 1-gigabit Ethernet ports, the 2200 Appliance can easily secure any branch or small office. The appliance includes our enterprise security management product for up to two gateways.

c.	Consumer and Home

Check Point’s ZoneAlarm products are used by more than 90 million people to provide integrated threat protection to safeguard all of their PCs and mobile devices. Offerings include an a fully integrated Extreme Security Suite, an Internet Security Suite, AV + Firewall or PRO Firewall option so consumers choose the level of protection they need.

Next Generation Threat Prevention. The growing frequency and sophistication of cyber security threats makes protecting organizations more important than ever. Check Point Next Generation Threat Prevention delivers a multi-layered line of defense and extensive security intelligence coverage to help combat threats of today, and tomorrow. Our Threat Prevention products fall into the following five categories:

a.	Sandblast Zero Day Protection: Attackers have become more creative, reaching corporate resources with modern and complex malware attacks. Check Point SandBlast Zero-Day Protection combines innovative technologies to proactively protect against even the most dangerous targeted attacks and unknown malware, while ensuring quick delivery of safe content.

b.	Threat Prevention Appliances and Software. To combat today’s sophisticated cyberattacks and meet enterprise requirements, customers need a multi-layered approach to threat prevention. Check Point’s cyber security threat prevention solutions enable detection and prevention of known vulnerabilities and advanced threats dedicated threat prevention appliances or specialized Software Blades to give customers maximum flexibility in designing their security solution.

c.	Threat Intelligence. In the constant fight against malware, threat intelligence and rapid response capabilities are vital. Check Point helps keep customers up and running with comprehensive intelligence to proactively stop threats, manage security services to monitor your network and incident response to quickly respond to and resolve attacks. Our ThreatCloud IntelliStore, Incident Response and Managed Security Services provide tools to help organizations stay one step ahead of attackers and mitigate future risks

d.	Web Security. Web-borne malware is more clever than ever. Check Point Web Security solutions provide real-time protection for secure use of the web and educate users on web-use policy.

e.	Distributed denial-of-service. DDoS attacks can be unleashed by anyone, but with a little preparation, customers can prevent service disruptions caused by DDoS. Check Point DDoS-P (DDoS Protection) uses a hybrid of dedicated on-premises and cloud-based resources to defend against volumetric, application, reflective and resource exhaustive DDoS attacks

Security Management. As network complexity grows, so does the difficulty of applying complete, consistent security management policies and efficient processes to investigate events and oversee resolution. Check Point offers a variety of smart management solutions designed to tackle the security management challenges of today and tomorrow.

a.	Policy Management. With many and varied network affiliated devices to manage, organizations find strict policy enforcement time consuming and challenging. We offer centralized policy management solutions that make it easy to ensure that all gateways, mobile devices and endpoint devices are in compliance—and stay that way

•	Network Policy Management Software Blade. Comprehensive, centralized network security policy management for Check Point gateways and Software Blades, via SmartDashboard—a single, unified console that provides control over even the most complex security deployments

•	Endpoint Policy Management Software Blade. Simplify endpoint security management by unifying all endpoint security capabilities for PC & Mac in a single console. Monitor, manage, educate and enforce policy, from an at-a-glance dashboard down to user and machine details, all with a few clicks.

•	Multi-Domain Security Management (Provider-1) Software Blade. Deliver more security and control by segmenting security management into multiple virtual domains. Businesses of all sizes can easily create virtual domains based on geography, business unit or security function to strengthen security and simplify management.

•	Management Portal Software Blade. Browser-based security management access to outside groups such as support staff or auditors, while maintaining centralized control of policy enforcement. View security policies, the status of all Check Point products and administrator activity as well as edit, create and modify internal users

b.	Operations and Workflow As network complexity grows, security management processes inevitably slow down. Our Operations and Workflow solutions are designed to accelerate security management and restore efficiency with centralized device and user management, security best practices and automated change management.

•	Compliance Software Blade. Monitor management, Software Blades and security gateways to constantly validate that your Check Point environment is configured in the best way possible. The Check Point Compliance Software Blade provides 24/7 security monitoring, security alerts on policy violations, and out-of-the-box audit reports.

•	SmartProvisioning Software Blade. Provide centralized administration and security provisioning of Check Point devices. Using profiles, administrators can automate device configuration and easily roll out changes to settings to multiple, geographically distributed devices, via a single security management console.

•	User Directory Software Blade. Leverage LDAP servers to obtain identification and security information about network users, eliminating the risks associated with manually maintaining and synchronizing redundant data stores, and enabling centralized user management throughout the enterprise.

•	SmartWorkflow Software Blade. Provide a seamless and automated process for policy change management that helps administrators reduce errors and enhance compliance. Enforce a formal process for editing, reviewing, approving and auditing policy changes from a single console, for one-stop, total policy lifecycle management

c.	Monitoring and Analysis When security events customers need well-defined follow-up procedures and visibility into critical security events impacting the organization. We facilitate greater insight and efficiency in event investigation with ongoing monitoring and customized reporting tailored to different stakeholder needs

•	Next Generation SmartEvent Software Blade. Real-time cyber threat visibility in the era of Big Data. Quickly search and analyze billions of data logs to identify critical security events. Gain greater network visibility with Next Generation SmartEvent on Smart-1 Appliances, and more easily manage big data security to make faster, more informed security decisions.

•	Logging and Status Software Blade. Transform data into security intelligence with SmartLog, an advanced log analyzer that delivers split-second search results providing real-time visibility into billions of log records over multiple time periods and domains.

•	Monitoring Software Blade. Present a complete picture of network and security performance, enabling fast responses to changes in traffic patterns or security events. The Software Blade centrally monitors Check Point devices and alerts to changes to gateways, endpoints, tunnels, remote users and security activities.

•	SmartReporter Software Blade. Increase the visibility of security threats by centralizing network security reporting of network, security and user activity into concise predefined or custom-built reports. Easy report generation and automatic distribution save time and money and allow organizations to maximize security investments.

Mobile Security. Today every business is a mobile business, with requirements to safeguard business data, provide secure mobile access to business documents and keep mobile devices safe from threats. Use of mobile devices and apps has introduced a wide range of new attack vectors and new data security challenges for IT. Mobile technology has made the network security challenge much bigger and more diverse - cybercriminals frequently optimize their attacks to exploit the technologies that people use the most. Document protection is limited on mobile devices. Employees use a wide variety of personal devices on the job, but few users realize the importance of preventing third parties from accessing their devices. Check Point Enterprise Mobile Security solutions provide the widest range of products to help secure the mobile world. Our offerings include:

a.	Mobile Threat Prevention. Using smartphones and tablets to access critical business information on the go has many benefits, but it can also expose sensitive data to risk. Check Point Mobile Threat Prevention protects iOS and Android devices from advanced mobile threats, ensuring you can deploy and defend devices with confidence

b.	Mobile Document Protection. Mobile security and complexity don’t have to go hand in hand. Check Point Capsule is one seamless solution that addresses all mobile security needs. Capsule provides a secure business environment for mobile device use and protects business documents wherever they go.

Endpoint Security. Check Point Endpoint Security combines data security, network security, threat prevention technologies and remote access VPN into one package for complete Windows and Mac OS X protection. This integrated suite allows you to manage security protection in a single console.

a.	Secure Data. Most corporate laptops and PCs store proprietary data on their hard drives, and many users regularly work outside of a secure corporate environment. A data breach from a lost, stolen or compromised laptop can result in costly fines, lawsuits and lost revenue. Full Disk Encryption secures the entire hard drive. Media Encryption and Port Control secure removable media. Capsule Docs enables organizations to seamlessly protect documents, ensuring access for authorized users only. Remote Access VPN provides secure access to corporate resources when traveling or working remotely. Check Point data security solutions cover the following areas:

•	Full Disk Encryption

•	Media Encryption

•	Capsule Docs

•	Remote Access VPN

b.	Secure Devices. Threats from malware like viruses, worms and bots change constantly. Users are targets of phishing emails that may contain links to websites infected with this malware. To prevent these new and emerging threats, IT departments need control and visibility into endpoint activity. We secure devices with products that address the following:

•	Firewall and Compliance Check

•	Anti-malware and Application Control

c.	Security Policy. Check Point Endpoint Policy Management gives security administrators the power to enforce, manage, report and educate users with one console. With a customizable management dashboard, administrators have maximum visibility into the specific security areas important to the organization. They can take the steps to deploy and remediate endpoints to ensure compliance with company policy. Our products include solutions for:

•	Endpoint Policy Management

•	Endpoint Security Threat Forensics

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Category of Activity:
Products and licenses	$555,792	$520,312	$496,930
Subscriptions	$318,624	$265,021	$217,088
Software updates and maintenance	$755,422	$710,483	$680,087

Total revenues	$1,629,838	$1,495,816	$1,394,105

Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and Marketing

We leverage the expertise of over 2700 partners to deliver our security solutions to consumers and enterprises of all sizes around the world. Our network of partners accounts for 100% of our revenue and includes two-tier distributors, value-added resellers, retail and direct marketing partners, global systems integrators and managed service providers. In concert with our inside sales and channel sales teams, our direct sales teams work closely with our partner ecosystem to support pre-sales selling efforts to ensure that we stay close to customer requirements for current and future security solutions. In addition to our traditional outbound channels we leverage web-based e-commerce solutions to serve the needs of the majority of our consumer customers. To ensure integration with strategic applications within our customer ecosystem, we work with a variety of hardware and software suppliers such as, IBM, Hewlett-Packard, VMWare, Blue Coat Systems, Apple and Google.

We drive awareness and preference for Check Point solutions through global media campaigns, thought leadership programs, digital marketing, social media, as well as press and analyst relations. We accelerate our innovation and technology agenda globally through frequent product launches and associated demand generation programs. In addition to our annual Check Point User Conference we host C-level, strategic IT and technical decision makers at a variety of custom events such as Cyber Day, CISO Roundtables, and local seminars. We also participate in targeted industry events such as RSA, CyberTech and Black Hat.

As of December 31, 2015, we had 1,679 employees and contractors dedicated to sales and marketing.

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

Our technical assistance centers in the United States, Israel, Canada and Japan offer support worldwide, 24-hour service, seven days per week. There are employees in additional locations supporting our call centers, as well as call centers operated by third parties (for consumer support only). As of December 31, 2015, we had 590 employees and contractors in our technical services organization, with 464 employees and contractors dedicated to customer service and support.

Our support solutions include both indirect and direct offerings. Channel partners provide customers with installation, training, maintenance and support, while we provide high-level technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners to assist them with pre-sale configuration, use and application support. In addition, because of the increased demand for our portfolio of security gateway appliances, from small office locations to telco grade and capacity infrastructure platforms, we have expanded our technical support offerings around the world. This includes same and next business day replacements, on-site support availability and device pre-configuration. We have also added new ThreatCloud Managed Security Services and Incident Response. These new services are focused on helping our partners and customers maximize the effectiveness of advanced protections and mitigate and remediate critical security events quickly.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing a unified security architecture, named the Check Point Software Blade Architecture, that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to respond to the rapidly changing threat landscape through the provision of services, such as network perimeter protections, protection against cyber-threats, data protection for today’s mobile environments, web security and security for managed enterprise endpoints. Our technology also centrally manages all of these layers and solutions. We develop most of our new products internally and also expect to leverage the products and technologies we have acquired. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $149 million in 2015, $133 million in 2014 and $122 million in 2013. These amounts include stock-based compensation in the amount of $12 million in 2015, $9 million in 2014 and $9 million in 2013. As of December 31, 2015, we had 1,303 employees and contractors dedicated to research and development activities and quality assurance.

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

We have 45 U.S. patents, 34 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (Representative Office)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (1)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (2)	China
Check Point Holding AB (3)	Sweden
SofaWare Technologies Ltd.	Israel
Dynasec Ltd.	Israel
Check Point Advanced Threat Prevention Ltd.	Israel
Check Point Mobile Security Ltd.	Israel

(1)	Branch of Check Point Holding (Singapore) PTE Ltd.
(2)	Representative office of Check Point Software Technologies Ltd.
(3)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl (2)	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies B.V.	Netherlands
Check Point Software Technologies Norway A.S.	Norway

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.
(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Check Point Holding AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies (Sweden) AB	Sweden
Pointsec Norway AS	Norway
Reflex Software Ltd. (Jersey)	Jersey
Reflex Magnetics Ltd. (1)	United Kingdom
Reflex Software Luxembourg SARL (1)	Luxembourg

(1)	The company is dormant.

Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Pointsec Mobile Technologies, LLC.	United States of America (California)
NFR Security, Inc.	United States of America (Delaware)
Zone Labs, L.L.C.	United States of America (California)
Liquid Machines Inc.	United States of America (Delaware)

Property and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building currently contains approximately 172,000 square feet of office space and we leased approximately 40,000 square feet of additional space. Our international headquarters building is used mainly for research and development as well as all other supporting functions. We also acquired the rights to construct an additional building with approximately 160,000 square feet, which we began building in December 2014. We expect the investment to be approximately $60 million through 2017.

We lease 92,601 square feet in various locations in the United States. Examples of principal office locations in the U.S. are as follows:

Location	Primary Usage	Space (square feet)
San Carlos, California	U.S. Headquarters	40,265
Irving, Texas	Technical support, education and professional services	24,807
New York, New York	Sales	6,787

Outside of Israel and the U.S., we lease offices in various locations throughout the world. Our primary locations are set forth below:

Location	Primary Usage	Space (square feet)
Europe	Sales, research and development	43,389
Asia and Japan	Sales	26,436
Canada	Sales and technical services	20,705

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

We derive our sales primarily through indirect channels. During 2015, 2014 and 2013, we derived approximately 53%, 54% and 57%, respectively of our sales from our ten largest channel partners. In 2015, 2014 and 2013, our two largest distributors accounted for approximately 38%, 37% and 30% of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2015	2014	2013
Region:
Americas, principally U.S.	48%	49%	47%
Europe	37%	37%	38%
Asia, Middle East and Africa	15%	14%	15%

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

Revenue recognition

We derive our revenues mainly from sales of products and licenses, subscriptions and software updates and maintenance. Our products are generally integrated with software that is essential to the functionality of the product. We sell our products primarily through channel partners including distributors, resellers, OEMs, system integrators and MSPs, all of whom are considered end users. We also sell certain products directly to end users primarily through our website.

Subscriptions include security solutions that are sold as a service or annuity.

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and maintenance includes multiple services to customers, primarily telephone access to technical support personnel and hardware support services.

We recognize revenues when persuasive evidence of an arrangement exists, the product or software license has been delivered or services were rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which this case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

Our products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangements that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available.

For products, we determined the fair value based on BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, our pricing practices.

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

We review goodwill for impairment annually during the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. In such cases, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. This allocation process involves using significant estimates, including estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and assumptions about the future deployment of the long-lived assets of the reporting unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill.

We perform the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compare the fair value of the reporting unit with its carrying value. Our annual goodwill impairment analysis did not result in impairment. As of December 31, 2015, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2015, 2014 and 2013.

Accounting for income tax

We are subject to income taxes in Israel, the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. Based on the guidance in ASC 740 “Income Taxes”, we use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate or changes in tax laws. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of changes to reserve provisions that are considered appropriate, as well as the related interest.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While we believe the resulting tax balances are appropriately accounted for, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 12 to our Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. We believe that we have adequately provided for any reasonably foreseeable outcomes related to tax audits and settlements. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See: “Item 3 – Key Information – Risk Factors – Risks Related to Our Business and Our Market”.

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

Derivative and Hedge Accounting

Approximately 59% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. In 2015, 2014 and 2013, we entered into foreign exchange forward contracts to hedge our balance sheet items and significant portion of our future cash flow from payments of payroll and related expenses, in order to reduce the impact of foreign currency on our results. These foreign exchange forward contracts are mainly denominated in Israeli Shekel. Our cash flow from operations could be affected from the outcome of these instruments.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. We estimate the fair value of such derivative contracts based on forward and spot rates quoted in active markets.

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

Impairment of Marketable Securities

Our marketable securities are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not we will be required to sell the security before it recovers, an other-than temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions.

We measure our money market funds and marketable securities at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

Results of Operations

The following table presents information concerning our results of operations in 2015, 2014 and 2013:

	Year Ended December 31,
	2015	2014	2013
	(in thousands)
Revenues:
Products and licenses	$555,792	$520,312	$496,930
Subscriptions	318,624	265,021	217,088
Software updates and maintenance	755,422	710,483	680,087

Total revenues	1,629,838	1,495,816	1,394,105

Operating expenses(*):
Cost of products and licenses	101,158	95,868	88,862
Cost of subscriptions	7,623	5,626	5,480
Cost of software updates and maintenance	78,468	74,807	67,680
Amortization of technology	1,808	240	612

Total cost of revenues	189,057	176,541	162,634

Research and development	149,279	133,300	121,764
Selling and marketing	359,804	306,363	276,067
General and administrative	91,981	78,558	72,735

Total operating expenses	790,121	694,762	633,200

Operating income	839,717	801,054	760,905
Financial income, net	34,073	28,762	34,931

Income before taxes on income	873,790	829,816	795,836
Taxes on income	187,924	170,245	143,036

Net income	$685,866	$659,571	$652,800

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

Amortization of intangible assets and acquisition related expenses
Amortization of technology	$1,808	$240	$612
Research and development	6,146	—	—
Selling and marketing	3,267	1,866	2,408

Total amortization of intangible assets and acquisition related expenses	$11,221	$2,106	$3,020

Stock-based compensation
Cost of products and licenses	$65	$66	$77
Cost of software updates and maintenance	1,520	1,024	971
Research and development	11,544	9,284	9,001
Selling and marketing	16,351	13,339	11,193
General and administrative	46,822	39,456	29,870

Total stock-based compensation	$76,302	$63,169	$51,112

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2015	2014	2013
Revenues:
Products and licenses	34%	35%	36%
Subscriptions	20	18	16
Software updates and maintenance	46	47	48

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	6	6	6
Subscriptions	1	1	1
Cost of software updates and maintenance	5	5	4
Amortization of technology	—	—	—

Total cost of revenues	12	12	11

Research and development	9	9	9
Selling and marketing	22	20	20
General and administrative	5	5	5

Total operating expenses	48	46	45

Operating income	52	54	55
Financial income, net	2	2	2

Income before taxes on income	54	56	57
Taxes on income	12	12	10

Net income	42	44	47

Revenues

We derive our revenues mainly from the sale of products and licenses, subscriptions and software updates and maintenance. Our revenues were $1,630 million in 2015, $1,496 million in 2014 and $1,394 million in 2013.

Total revenues in 2015 grew by 9% compared to 2014. Product and license revenues increased by $36 million, or 7%, from $520 million in 2014 to $556 million in 2015, which was attributed primarily to growth in sales of our security solutions products. Subscription revenues increased by $54 million, or 20%, from $265 million in 2014 to $319 million in 2015, which was driven by continuing shift toward Blade Packages which include our Next Generation Firewall, Next Generation Threat Prevention and Next Generation Threat Extraction. In 2015, product and license and subscription revenues as a percentage of total revenues were 54%, compared to 53% in 2014. Software updates and maintenance revenues increased by $45 million, or 6%, from $710 million in 2014 to $755 million in 2015, primarily as a result of renewals of existing and new sales of maintenance contracts.

Total revenues in 2014 grew by 7% compared to 2013. Product and license revenues increased by $23 million, or 5%, from $497 million in 2013 to $520 million in 2014, which was attributed primarily to growth in sales of our security solutions products. Subscription revenues increased by $48 million, or 22%, from $217 million in 2013 to $265 million in 2014, which was driven by continuing shift toward Blade Packages which include our Next Generation Firewall and Next Generation Threat Prevention. In 2014, product and license and subscription revenues as a percentage of total revenues were 53%, compared to 51% in 2013. Software updates and maintenance revenues increased by $30 million, or 4%, from $680 million in 2013 to $710 million in 2014, primarily as a result of renewals of existing and new sales of maintenance contracts.

Cost of Revenues

Total cost of revenues was $189 million in 2015, $177 million in 2014 and $163 million in 2013. Cost of revenues includes cost of product and licenses, cost of subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of subscriptions includes mainly license fees paid to third parties. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $101 million in 2015, $96 million in 2014 and $89 million in 2013, and represented 18% of products and licenses revenues in each of 2015, 2014 and 2013. The increase of $5 million in 2015 and $7 million in 2014 in cost of products and licenses was in line with the growth in revenues from product and licenses.

Cost of subscriptions was $8 million in 2015, $6 million in 2014 and $5 million in 2013, and represented 2%, 2% and 3% of subscription revenues in 2015, 2014 and 2013, respectively. The reduction in the percentage of these costs is attributable to the reduced cost of license fees.

Cost of software updates and maintenance was $78 million in 2015, $75 million in 2014 and $68 million in 2013 and represented 10%, 11% and 10% of software updates and maintenance revenues in 2015, 2014 and 2013, respectively. In 2015, the $3 million increase in the cost of updates and maintenance was primarily the result of a $3 million increase in compensation expenses, which was related mainly to increase in headcount of employees and contractors, from 557 at the end of 2014 to 590 at the end of 2015.

In 2015, amortization of technology increased from $0.2 in 2014 to $1.8 million. The increase is attributed to the acquisition made during the year.

Research and Development

Research and development expenses were $149 million in 2015, $133 million in 2014 and $122 million in 2013, and represented 9% of revenues in 2015, 2014, and 2013. Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Out of the increase of $16 million in 2015 compared to 2014, $11 million was primarily as a result of an increase in compensation for employees engaged in research and development, mainly attributed to new hires and acquisitions made during the year. Out of the increase of $11 million in 2014 compared to 2013, $9 million was primarily as a result of an increase in compensation for employees engaged in research and development.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $360 million in 2015, $306 million in 2014 and $276 million in 2013, which represented 22% of revenues in 2015, 20% of the revenues in 2014 and 2013. In 2015 and 2014, there was an increase of $54 million and $30 million, respectively. Of this increase, $35 million and $25 million was primarily as a result of an increase in headcount and compensation committed to sales and marketing, respectively.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $92 million in 2015, $79 million in 2014 and $73 million in 2013, and represented 5% of revenues in each of 2015, 2014 and 2013. In 2015, there was an increase of $13 million in general and administrative expenses, which was primarily due to increase in share-based compensation of $7 million and increase in legal expenses and compensation. In 2014, there was an increase of $6 million in general and administrative expenses, which was primarily due to increase in share-based compensation of $10 million, primarily offset by a decrease of legal expenses.

Operating Income Margin

We had operating margin of 52% in 2015, 54% in 2014 and 55% in 2013. Our operating margin decreased by 2% and 1% in 2015 and 2014, respectively, due to the increase in compensation expense related to the growth in headcount during these years.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $34 million in 2015, $29 million in 2014 and $35 million in 2013. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2015 was primarily due to market expectations for an increase in U.S. interest rates, leading to better yields on securities purchased in 2015. The decrease in net financial income in 2014 was primarily due to lower interest rates for our cash equivalents and marketable securities.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. In 2015, no other-than-temporary impairment was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $188 million in 2015, $170 million in 2014 and $143 million in 2013. Our effective tax rate was 21.5% in 2015, 20.5% in 2014 and 18% in 2013. The higher effective tax rates in 2015 and 2014 are attributed to the increase in the Preferred Enterprise tax rates during these years, from 12.5% in 2013 to 16% in 2014 and 2015 as well as the increase in the statutory tax rates from 25% in 2013 to 26.5% in 2014 and 2015. See Note 12 to our consolidated financial statements for further information on our statutory rates.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Liquidity and Capital Resources

During 2015, 2014 and 2013, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,615 million as of December 31, 2015 and $3,683 million as of December 31, 2014. Our cash and cash equivalents and short-term investments were $1,284 million as of December 31, 2015 and $1,312 million as of December 31, 2014. Our long-term interest bearing investments were $2,331 million as of December 31, 2015 and $2,370 million as of December 31, 2014. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore and the U.S.

We generated net cash from operations of $947 million in 2015, $786 million in 2014 and $811 million in 2013. Net cash from operations for 2015, 2014 and 2013 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus changes in deferred revenues, accrued expenses and other liabilities, trade receivables and prepaid expenses and other assets. In addition to the increase in our net income in 2015, our cash flows provided by operating activities reflect also the increase in our deferred revenues and accrued expenses and other current liabilities. In 2014 and 2013, we paid additional taxes as a result of a settlement agreement with the Israeli Tax Authority. See also “Item 8 – Financial Information” under the caption “Legal Proceedings” and Note 12 to our Consolidated Financial Statements for further information.

Net cash used in investing activities was $153 million in 2015, $246 million in 2014 and $546 million in 2013. In 2015 net cash used in investing activities consisted primarily of additional investments and proceeds related to marketable securities and short terms deposits as well as cash paid for acquisitions of subsidiaries. In 2014 and 2013 our net cash used in investing activities consisted primarily of investments and proceeds related to marketable securities and short terms deposits. Our capital expenditures amounted to $17 million in 2015, $13 million in 2014 and $10 million in 2013. Our capital expenditures consisted primarily of computer equipment and software, construction of a new office building in Israel and leasehold improvements.

Net cash used in financing activities was $864 million in 2015, $686 million in 2014 and $432 million in 2013. In 2015, 2014 and 2013, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2015, 2014 and 2013, we repurchased ordinary shares in the amount of $986 million, $768 million and $534 million, respectively. We re-issue the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $103 million, $70 million and $67 million in 2015, 2014 and 2013, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $3,615 million as of December 31, 2015) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years
	(in thousands)
Operating lease obligations	$18,554	$8,889	$8,491	$1,174
Uncertain income tax positions(*)	$284,108	—	—	—
Severance pay(**)	$9,451	—	—	—

Total	$312,113	$8,889	$8,491	$1,174

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12f of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $4 million is unfunded.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2015, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee

Gil Shwed	Chief Executive Officer and Director

Marius Nacht	Chairman of the Board

Jerry Ungerman	Vice Chairman of the Board

Amnon Bar-Lev	President

Tal Payne	Chief Financial Officer and Chief Operating Officer

Julie Parrish	Chief Marketing Officer

Dorit Dor	Vice President of Products

Yoav Chelouche (3)	Director	Ö	Ö	Ö	Ö

Irwin Federman (3)	Director	Ö	Ö	Ö	Ö	Ö

Guy Gecht (3)	Director	Ö	Ö	Ö	Ö

Dan Propper	Director	Ö

Ray Rothrock(3)	Director	Ö	Ö	Ö	Ö	Ö

David Rubner	Director	Ö				Ö

Tal Shavit	Director	Ö				Ö

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Marius Nacht, one of Check Point’s founders, has served as Chairman of our board of directors since September 2015 and as Vice Chairman of our board of directors from 2001 until September 2015. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

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

Tal Payne brings over 15 years of financial management experience, serving as Chief Financial Officer of Check Point since joining in 2008 and as Chief Financial and Operations Officer since 2015. Ms. Payne oversees Check Point’s global operations and finance, including investor relations, legal, treasury, purchasing and facilities. Prior to joining Check Point, Ms. Payne served as Chief Financial Officer at Gilat Satellite Networks, Ltd., where she held the role of Vice President of Finance for over five years. Ms. Payne began her career as a certified public accountant at PricewaterhouseCoopers. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel Aviv University. Ms. Payne is a certified public accountant.

Julie Parrish, Chief Marketing Officer at Check Point since December 2015, is responsible for leading the company’s global marketing team, overseeing strategic initiatives to drive awareness and demand for Check Point solutions. Prior to joining Check Point, Ms. Parrish was the Chief Marketing Officer at NetApp, Inc., where she had also served as senior vice president of worldwide channel sales. She has held numerous senior leadership positions in marketing and channel sales at Fortune 1000 companies including Symantec, Veritas, Nokia and 3Com (now part of HP). Ms. Parrish holds a Bachelor of Science degree in Decision Information Science from the University of Santa Clara.

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

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He is a director of Arava Bio-Tech Ltd. He is also an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2015. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit will expire at our 2016 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2017 annual meeting of shareholders, and the terms of Yoav Chelouche and Guy Gecht will expire at our 2018 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.5 million for the year ended December 31, 2015. These amounts include $0.15 million that were set aside or accrued to provide for severance and retirement insurance policies in 2015. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid to our five most highly compensated executive officers in 2015 (in thousands of U.S dollars) (referred to as the “Covered Executives”):

Mr. Gil Shwed, Chief Executive Officer and Director. Cash compensation expenses recorded in 2015 consisted of $14.0 in salary expenses, and $12.7 in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2015, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2015, and will not receive any cash compensation for 2015 except for an amount equal to the minimum wage required under Israeli law.

Mr. Amnon Bar-Lev, President. Compensation expenses recorded in 2015 included $384.4 in salary expenses and $85.7 in benefit costs.

Dr. Dorit Dor, Vice President, Products. Compensation expenses recorded in 2015 included $305.0 in salary expenses and $70.4 in benefit costs.

Ms. Tal Payne, Chief Financial Officer. Compensation expenses recorded in 2015 included $368.0 in salary expenses and $84.7 in benefit costs.

Ms. Miryam Steinitz, Head of Human Resources. Compensation expenses recorded in 2015 included $180.9 in salary expenses and $45.8 in benefit costs.

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

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives (other than the Chief Executive Officer) upon compliance with predetermined 2015 performance parameters set by the Compensation Committee and the Board of Directors. The 2015 cash bonus expenses for Mr. Bar-Lev, Dr. Dor, Ms. Payne and Ms. Steinitz were $413.9, $267.8, $359.8 and $128.1, respectively. The cash compensation amounts were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.

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

In line with our goal of aligning the compensation of Mr. Gil Shwed, our Chief Executive Officer and Director, with the objectives of our shareholders, on June 9, 2015, we granted Mr. Shwed options to purchase 1.6 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years.

As of December 31, 2015, our executive officers and directors held options to purchase an aggregate of approximately 12.23 million shares and held 96,486 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $ 26.47 and $ 83.59, and their expiration dates range between July 2016 and June 2022. During 2015, we granted our executive officers and directors options to purchase an aggregate of approximately 2.35 million shares and approximately 32.23 thousand RSUs under our equity incentive plans. The exercise price of these options was $80.67-$83.59, and their expiration is January 2022-June 2022. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2015 for Mr. Shwed, Mr. Bar-Lev, Dr. Dor, Ms. Payne and Ms. Steinitz, of $35,717.1, $4,028.3, $2,932.7, $2,499.7 and $576.1, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2 u. to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with Israel’s Companies Law.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2015, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2018, and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2017.

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

As of December 31, 2015, Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit are our independent directors under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

New Israeli Regulations

On March 30, 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on NASDAQ, such as Check Point, are subject to.

Generally, pursuant to the new regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint Outside Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above under the headings “—Outside and Independent Directors” and “—Committees of our Board of Directors”); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

Accordingly, Check Point will be eligible to benefit from the relief provided by the new amended Israeli regulations.

We are currently evaluating the effect the new regulations will have on our Board of Directors and Board committees. At this time, we do not expect any changes to the composition of the Audit Committee and Compensation Committee and we expect that our four Outside Directors (Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock) will transition in due course to become regular independent directors.

Employees

As of December 31, 2015, we had 3,898 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function	2015	2014	2013
Research, development and quality assurance	1,296	1,048	1,055
Marketing, sales and business development	1,650	1,252	1,158
Customer support	558	504	436
Information systems, administration, finance and operation	394	354	341

Total	3,898	3,158	2,990

From time to time, we also engage a limited number of subcontractors. As of December 31, 2015, we had 76 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Function	2015	2014	2013
Israel	1,803	1,486	1,437
United States	926	776	712
Rest of the World	1,169	896	841

Total	3,898	3,158	2,990

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 29, 2016. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 29, 2016.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	31,263,878	17.5%	Ordinary shares	6,300,000	$29.49 - $83.59	06/28/2017-06/08/2022
Marius Nacht	21,214,986	12.3%	Ordinary shares
All directors and officers as a group (14 persons including Messrs. Shwed and Nacht) (4)	54,242,118	30.0%	Ordinary shares	7,952,500	$26.47 - $83.59	07/28/2016-06/08/2022

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 29, 2016.
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 29, 2016.
(4)	Each of Messrs./Mmes. Ungerman, Bar-Lev, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2015:

Plan	Outstanding options, RSUs & ESPP Shares	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	1,002,467	$26.47-$83.59	07/28/2016-06/08/2022	561,750
2005 Israel Equity Incentive Plan	12,704,750	$26.47-$83.59	07/28/2016-07/28/2022	7,236,250
Employee Stock Purchase Plan	476,717

Total shares reserved for outstanding options, RSU and for future grants under the amended equity incentive plans is 17,490,152, which is 9.1% of (i) our total outstanding ordinary shares, plus (ii) our ordinary shares reserved for issuance under our amended equity incentive plans, in each case as of December 31, 2015.

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

As of December 31, 2015, we had granted options to purchase an aggregate of 24,546,690 ordinary shares under the Equity Plans combined, of which options to purchase 12,738,500 ordinary shares were outstanding on that date. The option exercise prices range between $26.47 and $83.59 per share. As of December 31, 2015, we had granted an aggregate of 5,486,034 RSUs and PSUs under the equity plans combined, of which 968,717 RSUs and PSUs were outstanding on that date.

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

Employee Stock Purchase Plans

In 1996, we adopted an Employee Stock Purchase Plan, which was subsequently amended and restated in 2015. We refer to the Employee Stock Purchase Plan, as amended and restated, as the US ESPP, and the Employee Stock Purchase Plan (Non-U.S. Employees), as the ROW ESPP, and together with the US ESPP, as the “ESPPs”. The ESPPs permit our full-time employees (and full-time employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions. As of December 31, 2015, 5,523,283 ordinary shares had been issued under the ESPP.

Each ESPP has six-month offering periods, with purchases occurring in January and July. The compensation committee of our board of directors administers each of the ESPPs. Each of the ESPPs will terminate on the earliest of (i) the last business day in January 2036, (ii) when no more shares are available for issuance under the applicable ESPP, or (iii) when all purchase rights under the applicable ESPP are granted or exercised in connection with a “Corporate Transaction” as defined in the applicable ESPP. Commencing the purchase period that begins February 1, 2016, 1,000,000 ordinary shares are authorized for issuance under the US ESPP and 500,000 ordinary shares are authorized for issuance under the ROW ESPP.

An eligible employee can purchase ordinary shares at a price of 85% of the fair market value of the ordinary shares at the beginning of the six-month offering period (or 85% of the fair market value of the ordinary shares on the semi-annual purchase date, if that is lower). Each eligible employee can elect to purchase ordinary shares under the ESPP in an amount of up to 15% of the employee’s compensation, but not more than 1,250 shares per participant on any purchase date. Employees may terminate their participation in the ESPP at any time during the offering period, and participation ends automatically on termination of employment with us. Each outstanding purchase right will be exercised immediately prior to our merger or consolidation with another company. Our board of directors may amend or terminate each of the ESPPs immediately after the close of any purchase date.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2015, 2014 and 2013, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2015:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2015		December 31, 2014		December 31, 2013
Gil Shwed	31,263,862	17.3%	31,385,828	16.5%	31,436,485	15.8%
Marius Nacht	21,214,986	12.1%	21,214,986	11.5%	21,214,986	11%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table.
(2)	If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2015, there were 148 holders of record of our ordinary shares in the United States, representing approximately 85 % of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2014, we had employee and payroll accrual for related parties in total of $3 million, for the years 2002 through 2007. As of December 31, 2015, the accrual amounted to a total of $2.6 million for the years 2002 through 2007.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy

We currently do not intend to distribute any amounts as dividend in the near-term. As described below, during 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we are obligated to invest approximately $111 million in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. For amounts distributed as dividends from earnings from 2015, 2014 and 2013 we are exempt from additional taxes.

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between the Company and various tax authorities in different parts of the world.

In November 2013, we reached a settlement agreement (the “Settlement Agreement”), with the Israeli Tax Authorities (“ITA”) for years 2002 through 2011 and accordingly, we and the ITA notified the court that we have reached an agreement outside of the court and obtained the court’s approval (see Note 12 of our Consolidated Financial Statements).

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

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2011	61.60	43.20
2012	65.00	40.60
2013	64.95	44.41
2014	80.82	60.50
2015	88.49	65.09

2014
First quarter	69.92	62.31
Second quarter	68.50	60.50
Third quarter	72.78	63.70
Fourth quarter	80.82	65.27

2015
First quarter	86.00	75.35
Second quarter	88.49	78.12
Third quarter	86.71	65.09
Fourth quarter	87.98	77.74

Most recent six months
September 2015	81.25	76.31
October 2015	85.14	77.74
November 2015	87.30	80.31
December 2015	87.98	80.54
January 2016	80.53	71.64
February 2016	84.63	75.20
March 2016	85.52	81.77

On March 31, 2016, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $87.47 per share.

ITEM 10.	ADDITIONAL INFORMATION

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

Shareholders . The Israeli Companies Law imposes the same disclosure requirements described above on a controlling shareholder of a public company that it imposes on an office holder. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights, if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

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

Charitable Contributions

Our Articles of Association authorize the company to contribute reasonable amounts to worthy causes. In accordance with our charitable contribution policy, we contribute from time to time to various worthy causes. During 2015, the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Yeholot Association. Gil Shwed, our founder, Chairman and Chief Executive Officer, is a member of the Board of Trustees of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

General corporate tax structure in Israel

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013, 26.5% in 2014 and 2015, 25% in 2016 and onwards.

However, as discussed below, the rate is effectively reduced for income derived from our Preferred Enterprise plan.

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”). Under the Preferred Enterprise regime, the Company’s entire preferred income is subject to tax rates as follows: 2013 - 12.5% and 2014 and thereafter - 16%. The election is irrevocable.

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

Equity Based Compensation

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee, up to 45% tax in 2011 and 48% in 2012 and thereafter) plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, the marginal tax rate (48%) of an individual was increased by 2% if the employee’s taxable income in any tax year exceeds a certain amount.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the capital gain tax rate percentage increased by 2% in the event the employee’s taxable income in any tax year a certain amount.

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 45% tax in 2011 and 48% in 2012 and thereafter) plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% (pursuant to 2011 tax reform legislation, the capital tax rate increased from 20% or 25% in 2011 to 25% or 30% in 2012 and thereafter) on the capital profit upon the sale of the underlying shares/shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2013, the marginal tax rate (48%) of an individual or the capital gain tax rate percentage, as applicable, increased by 2% in the event the employee’s taxable income in any tax year exceeds a certain amount.

In accordance with the provisions of the Israeli Tax Ordinance, if a company has selected the capital gains track, the company must continue granting options/shares under the selected capital gains track until the end of the year following the year in which the first grant of options/shares under that trustee track will be made.

We implement the capital gain track on RSUs, PSUs and stock options granted to our employees and directors and the income tax track without a trustee on our ESPP.

Notwithstanding the above, the company may at any time also grant options/shares under the provisions of the income tax track without a trustee.

The above rules apply only to employees, including officeholders but excluding controlling shareholders.

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 45% in 2011 and 48% in 2012 and thereafter) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the marginal tax rate (48%) of an individual increased by 2% in the event the employee’s taxable income in any tax year exceeds a certain amount.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise or Preferred Enterprise will be subject to tax in Israel at the rate of 15%-20%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (this limitation does not apply to a Foreign Investors Company or to a Preferred Enterprise). However, if the dividend is attributable partly to income derived from an Approved and Privileged Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise, Privileged Enterprise or Preferred Enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a substantial shareholder” will be subject to tax at the rate of 30%.

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

As of December 31, 2015, securities representing 6.9% of our investments portfolios are rated as AAA; securities representing 50.0% of the portfolio are rated as AA; securities representing 42.6% of the portfolio are rated as A; securities representing 0.5% of the portfolio are rated as BBB+.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2015:

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2015
	2016	2017	2018	2019	2020
	(in thousands)
Government and corporate debentures - fixed interest rates	$994,600	$863,965	$623,612	$319,016	$140,995	$2,942,188	$2,937,309
U.S. Agencies	46,230	114,341	139,929	45,740	66,690	412,930	411,804
Government and corporate debentures - floating interest rates	41,690	13,281	11,025	997	—	66,993	66,955
Short-term deposits, money market instruments & cash	199,346	—	—	—	—	199,346	199,346

Total	$1,281,866	$991,587	$774,556	$365,7530	$207,685	$3,621,457	$3,615,414

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

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels, Euros, British Pounds, Swedish Krona and Japanese Yen. As of December 31, 2015, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $319 million. These contracts were for a period of up to twelve months. The net gains recognized in “financial income, net” during 2015 were $0.4 million.

During 2015, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekels. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $2 million were recognized when the related expense were incurred and classified in operating expenses during 2015. As of December 31, 2015, we had outstanding forward contracts in the notional amount of $26 million and their fair value amounted to $0.01 million.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2015 would result in an increase in operating expenses of $32 million for the year ended December 31, 2015. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

Disclosure Controls and Procedures

As of December 31, 2015, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2015 and 2014 (in thousands):

	Year Ended December 31, 2015		Year Ended December 31, 2014
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$742	80%	$740	78%
Tax fees (2)	180	20%	210	22%

Total	$922	100%	$950	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2015 and 2014, and will receive during 2016 for non-audit services in certain categories.

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

As of December 31, 2015, the Company repurchased ordinary shares for an aggregate amount of $4,823 million. On January 29, 2015, the Company’s board of directors approved and authorized the repurchase of up to additional $1,500 million of the Company’s ordinary shares and not more than $250 million per quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2015, we used $986 million to repurchase approximately 12 million ordinary shares which were repurchased under our tenth program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	341,904	$80	341,904	1,472,794,767
February 1 – February 28	1,766,646	$79	1,766,646	1,333,486,445
March 1 – March 31	904,858	$83	904,858	1,258,314,528
April 1 – April 30	941,860	$85	941,860	1,178,599,081
May 1 – May 31	1,239,578	$86	1,239,578	1,071,743,941
June 1 – June 30	696,738	$84	696,738	1,013,317,886
July 1 – July 31	1,457,580	$80	1,457,580	896,409,605
August 1 – August 31	1,062,102	$80	1,062,102	811,551,426
September 1 – September 30	612,113	$79	612,113	763,555,116
October 1 – October 31	774,315	$80	774,315	701,610,133
November 1 – November 30	1,386,446	$83	1,386,446	586,361,036
December 1 – December 31	848,759	$85	848,759	514,265,206
Total	12,032,899	$82	12,032,899

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-41 below.

ITEM 19.	EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (6)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (7)

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (8)

4.9	Check Point Software Technologies Ltd. Executive Compensation Plan (9)

8	List of subsidiaries (10)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2015, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(6)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(9)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 23, 2013.
(10)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. (the “Company”) and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria), and our report dated April 28, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28, 2016	A Member of EY Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015, and our report dated April 28, 2016, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28, 2016	A Member of EY Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$192,312	$261,970
Short-term bank deposits	7,034	7,343
Marketable securities	1,084,881	1,043,149
Trade receivables (net of allowances for doubtful accounts and sales reserves of $ 16,231 and $ 18,546 at December 31, 2015 and 2014, respectively)	410,763	366,700
Prepaid expenses and other current assets	40,844	34,498

Total current assets	1,735,834	1,713,660

LONG-TERM ASSETS:
Marketable securities	2,331,187	2,370,471
Property and equipment, net	48,692	41,549
Severance pay fund	5,262	5,491
Deferred tax asset, net	65,711	48,543
Other intangible assets, net	26,008	14,085
Goodwill	812,012	727,875
Other assets	45,174	27,144

Total long-term assets	3,334,046	3,235,158

Total assets	$5,069,880	$4,948,818

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2015	2014
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$17,833	$12,586
Employees and payroll accruals	134,505	117,807
Deferred revenues	717,528	651,281
Accrued expenses and other current liabilities	186,987	151,161

Total current liabilities	1,056,853	932,835

LONG-TERM LIABILITIES:
Deferred revenues	188,255	132,732
Income tax accrual	283,215	235,705
Deferred tax liability, net	240	504
Accrued severance pay	9,451	9,483

Total long-term liabilities	481,161	378,424

Total liabilities	1,538,014	1,311,259

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2015 and 2014; no shares issued and outstanding at December 31, 2015 and 2014	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2015 and 2014; 261,223,970 shares issued at December 31, 2015 and 2014; 174,901,523 and 183,790,953 shares outstanding at December 31, 2015 and 2014, respectively	774	774
Additional paid-in capital	987,331	859,124
Treasury shares at cost – 86,322,447 and 77,433,017 ordinary shares at December 31, 2015 and 2014, respectively	(4,043,271)	(3,126,685)
Accumulated other comprehensive loss	(4,250)	(1,070)
Retained earnings	6,591,282	5,905,416

Total shareholders’ equity	3,531,866	3,637,559

Total liabilities and shareholders’ equity	$5,069,880	$4,948,818

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2014	2013
Revenues:
Products and licenses	$555,792	$520,312	$496,930
Subscriptions	318,624	265,021	217,088
Software updates and maintenance	755,422	710,483	680,087

Total revenues	1,629,838	1,495,816	1,394,105

Operating expenses:
Cost of products and licenses *)	101,158	95,868	88,862
Cost of subscriptions *)	7,623	5,626	5,480
Cost of software updates and maintenance *)	78,468	74,807	67,680
Amortization of technology	1,808	240	612

Total cost of revenues	189,057	176,541	162,634
Research and development	149,279	133,300	121,764
Selling and marketing	359,804	306,363	276,067
General and administrative	91,981	78,558	72,735

Total operating expenses	790,121	694,762	633,200

Operating income	839,717	801,054	760,905
Financial income, net	34,073	28,762	34,931

Income before taxes on income	873,790	829,816	795,836
Taxes on income	187,924	170,245	143,036

Net income	$685,866	$659,571	$652,800

Basic earnings per ordinary share	$3.83	$3.50	$3.34

Diluted earnings per ordinary share	$3.74	$3.43	$3.27

*)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Net income	$685,866	$659,571	$652,800

Other comprehensive loss
Change in unrealized losses on marketable securities:
Unrealized losses arising during the period, net of tax benefit of $2,032, $271 and $3,369, respectively	(5,209)	(604)	(9,685)
Gains reclassified into earnings, net of tax expense (benefits) of $(3), $84 and $300, respectively	(19)	(204)	(2,011)

	(5,228)	(808)	(11,696)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax benefit (expense) of $(136), $882 and $(452), respectively	716	(4,629)	704
Losses (gains) reclassified into earnings, net of tax benefit (expense) of $(254), $(471) and $592, respectively	1,332	2,528	(1,775)

	2,048	(2,101)	(1,071)

Other comprehensive loss, net of tax	(3,180)	(2,909)	(12,767)

Comprehensive income	$682,686	$656,662	$640,033

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity
Balance as of January 1, 2013	$774	$693,212	$(1,955,328)	$14,606	$4,593,045	$3,346,309

Excess Tax benefit from stock-based compensation	—	35,345	—	—	—	35,345
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,382,608 ordinary shares, net of 42,623 shares for taxes)	—	(4,752)	71,879	—	—	67,127
Treasury shares at cost (10,148,834 ordinary shares)	—	—	(537,829)	—	—	(537,829)
Stock-based compensation	—	51,112	—	—	—	51,112
Other comprehensive loss, net of tax	—	—	—	(12,767)	—	(12,767)
Net income	—	—	—	—	652,800	652,800

Balance as of December 31, 2013	774	774,917	(2,421,278)	1,839	5,245,845	3,602,097

Excess Tax benefit from stock-based compensation	—	11,669	—	—	—	11,669
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,735,516 ordinary shares, net of 33,748 shares for taxes)	—	11,130	59,136	—	—	70,266
Treasury shares at cost (11,207,320 ordinary shares)	—	—	(764,543)	—	—	(764,543)
Stock-based compensation	—	61,408	—	—	—	61,408
Other comprehensive loss, net of tax	—	—	—	(2,909)		(2,909)
Net income	—	—	—	—	659,571	659,571

Balance as of December 31, 2014	774	859,124	(3,126,685)	(1,070)	5,905,416	3,637,559

Excess Tax benefit from stock-based compensation	—	19,376	—	—	—	19,376
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,143,469 ordinary shares, net of 34,660 shares for taxes)	—	33,703	69,149	—	—	102,852
Treasury shares at cost (12,032,899 ordinary shares)	—	—	(985,735)	—	—	(985,735)
Stock-based compensation	—	74,005	—	—	—	74,005
Replacement of restricted share units upon acquisitions	—	1,123	—	—	—	1,123
Other comprehensive loss, net of tax	—	—	—	(3,180)	—	(3,180)
Net income	—	—	—	—	685,866	685,866

Balance as of December 31, 2015	$774	$987,331	$(4,043,271)	$(4,250)	$6,591,282	$3,531,866

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$685,866	$659,571	$652,800
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	10,358	9,178	8,545
Amortization of premium and accretion of discount on marketable securities, net and revaluation of short-term bank deposits	29,611	33,021	22,389
Realized gain on sale of marketable securities, net	(16)	(288)	(2,311)
Amortization of intangible assets	3,612	2,106	3,020
Stock-based compensation	76,302	63,169	51,112
Deferred income tax expense (benefit)	(15,847)	(12,292)	28
Excess tax benefit from stock-based compensation	(19,376)	(11,669)	(35,345)
Accrued severance pay, net	197	(407)	158
Decrease (increase) in trade receivables	(43,384)	12,948	(5,893)
Increase in prepaid expenses and other current assets and other assets	(21,404)	(8,613)	(816)
Increase in trade payables	5,183	1,879	1,287
Increase in employees and payroll accruals	13,835	2,698	22,404
Increase (decrease) in income tax accrual and accrued expenses and other current liabilities	101,235	(77,809)	11,975
Increase in deferred revenues	120,559	112,390	81,933

Net cash provided by operating activities	946,731	785,882	811,286

Cash flows from investing activities:
Proceeds from maturity of marketable securities	1,479,241	1,233,866	1,110,176
Proceeds from sale of marketable securities	109,735	75,910	21,716
Proceeds from short-term bank deposits	321	—	248,571
Investment in marketable securities	(1,628,287)	(1,535,800)	(1,916,832)
Investment in short-term bank deposits	—	(7,343)	—
Cash paid in conjunction with acquisitions, net of acquired cash	(96,544)	—	—
Purchase of property and equipment	(17,348)	(12,736)	(9,563)

Net cash used in investing activities	$(152,882)	$(246,103)	$(545,932)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2014	2013
Cash flows from financing activities:
Proceeds from issuance of treasury shares upon exercise of options	$102,852	$70,266	$67,127
Purchase of treasury shares at cost	(985,735)	(768,176)	(534,196)
Excess tax benefit from stock-based compensation	19,376	11,669	35,345

Net cash used in financing activities	(863,507)	(686,241)	(431,724)

Decrease in cash and cash equivalents	(69,658)	(146,462)	(166,370)
Cash and cash equivalents at the beginning of the year	261,970	408,432	574,802

Cash and cash equivalents at the end of the year	$192,312	$261,970	$408,432

Supplemental disclosure of cash flow information:
Cash paid during the year for taxes on income	$123,944	$239,245	$173,234

Supplemental disclosure of non-cash activities:
Replacement of restricted share units upon acquisitions	$1,123	$—	$—

Accrued liability with respect to treasury shares	$—	$—	$3,633

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

b.	During 2015, 2014 and 2013, approximately 38%, 37% and 30% of the Company’s revenues were derived from two channel partners. Revenues derived from one channel partner were 20%, 21% and 14% and from the other channel partner were 18%, 16% and 16%, respectively. Trade receivable balances from these two channel partners aggregated to $ 181,368 and $ 167,818 as of December 31, 2015 and 2014, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

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

Accordingly, non-dollar denominated transactions and balances have been re-measured into the functional currency in accordance with Accounting Standard Code (“ASC”) No. 830, “Foreign Currency Matters”. All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

The Company’s securities are reviewed for impairment in accordance with ASC 320-10-65. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in other comprehensive income (loss).

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

Goodwill has been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of identifiable net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an impairment test.

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

During the years 2015, 2014 and 2013, no impairment losses have been identified.

i.	Other intangible assets, net:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 20 years. These intangible assets consist primarily of core technology, trademarks and trade names which are amortized over their estimated useful lives on a straight-line basis and customer relationships which are amortized over their estimated useful lives in proportion to the economic benefits realized.

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2015, 2014 and 2013, no impairment indicators have been identified.

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

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, and therefore revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

The Company’s products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangement that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price method. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or estimated selling price (“BESP”) if neither VSOE nor TPE is available.

The Company determines the fair value of products based on BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices.

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

The Company records a provision for estimated sales returns, stock rotations and other rights to customers on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data, stock rotation and other known factors. Such provisions amounted to $ 14,130 and $ 14,618 as of December 31, 2015 and 2014, respectively.

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

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have replaced its severance obligation. Upon contribution of the full amount of the employee’s monthly salary for each year of service, no additional calculations is conducted between the parties regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the deposit amounts have been paid. Severance expenses for the years ended December 31, 2015, 2014 and 2013, were $ 7,140, $ 6,726 and $ 5,987, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. In 2015, all eligible employees may elect to contribute up to 50%, but generally not greater than $ 18 per year (and an additional amount of $ 6 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to IRS limits. The Company matches 50% of employee contributions to the plan up to a limit of 3% of their eligible compensation. In 2015, 2014 and 2013, the Company’s matching contribution to the plan amounted to $ 1,397, $ 1,148 and $ 1,073, respectively.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2015, 2014 and 2013, were $ 2,311, $ 2,837 and $ 4,260, respectively.

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

The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $ 2,101 and $ 3,928 as of December 31, 2015 and 2014, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt income amounted to ($ 1,834), $ (1,932) and $ (1,090) in 2015, 2014 and 2013, respectively. Total write offs during 2015, 2014 and 2013 amounted to $ 123, $ 1,537 and $ 668, respectively.

The Company utilizes forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. Counterparties to the Company’s derivative instruments are all major financial institutions.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in New Israeli Shekels, Euros, British Pounds, Swedish Krona, Japanese Yen, Czech Koruna and Canadian Dollar. As of December 31, 2015 and 2014, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 319,380 and $ 250,946, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2015, 2014 and 2013 were $ 378, $ (21,970) and $ 20,306, respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2015 and 2014 amounted to liabilities of $ 52 and $ 88, respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekels. As of December 31, 2015 and 2014, the Company had outstanding forward contracts in the notional amount of $ 25,732 and $ 38,784, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially in OCI and reclassified to the statement of income in the period the related hedged items affect earnings. During 2015, 2014 and 2013 gains (losses) in the amount of $ (1,585), $ (3,009) and $ 2,366, respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2015 and 2014 amounted to assets (liabilities) of $ 8 and $ (2,854), respectively.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,594,082, 1,746,613 and 5,694,945 for 2015, 2014 and 2013, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value method for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, the most significant of which are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no plans to pay dividends in the foreseeable future.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of options granted and Employee Stock Purchase Plan in 2015, 2014 and 2013 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2015	2014	2013
Employee Stock Options
Expected volatility	25.14%	29.30%	30.14%
Risk-free interest rate	1.59%	1.48%	1.72%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	5.59	5.51	6.00
Employee Stock Purchase Plan
Expected volatility	21.89%	21.47%	26.98%
Risk-free interest rate	0.07%	0.06%	0.06%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

v.	Fair value of financial instruments:

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

The following table shows the components of accumulated other comprehensive income (loss), net of taxes, for the year ended December 31, 2015:

	Year ended December 31, 2015
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Beginning balance	$969	$(2,039)	$(1,070)

Other comprehensive loss before reclassifications	(5,209)	716	(4,493)
Amounts reclassified from accumulated other comprehensive income	*)(19)	**)1,332	1,313

Net current-period other comprehensive income (loss)	(5,228)	2,048	(3,180)

Ending balance	$(4,259)	$9	$(4,250)

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2015 for realized gains on marketable securities are included within financial income, net.

**)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2015 for realized losses on cash flow hedges are included mostly within research and development expenses as well as other operating expenses.

x.	Treasury shares:

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

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an ASU No. 2014-09 on revenue from contracts with customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance. In 2015, the FASB issued guidance to defer the effective date to fiscal years beginning after December 15, 2017 with early adoption for fiscal years beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17 related to balance sheet classification of deferred taxes. The new guidance requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. Early adoption is permitted. The Company early adopted this guidance on a retrospective basis as of December 31, 2015. As a result, the Company’s current deferred tax assets as of December 31, 2014 in an amount of $34,175 were reclassified to noncurrent assets to conform to the current year presentation.

February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the potential impact of adopting this guidance on our consolidated financial statements.

NOTE 3:-	ACQUISITIONS

On February 17, 2015, the Company completed the acquisition of Hyperwise Ltd, a privately-held Israeli-based company. Under the acquisition method of accounting, the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. In addition, the transaction included additional consideration related to compensation for post combination services which was recorded as prepaid expenses and will be recognized over the requisite service period.

On April 2, 2015, the Company completed the acquisition of Lacoon Mobile Security Ltd, a privately held Israeli based company. Under the acquisition method of accounting, the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. In addition, the transaction included additional consideration related to compensation for post combination services which was recorded as prepaid expenses and will be recognized over the requisite service period.

These acquisitions were not significant individually or in the aggregate.

NOTE 4:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of up to one year are as follows:

	December 31,
	2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$994,600	$3,088	$(752)	$996,936	$882,051	$3,433	$(141)	$885,343
Government-sponsored enterprises debentures	46,230	25	(17)	46,238	154,619	183	(5)	154,797
Government and corporate debentures - floating interest rate	41,690	24	(7)	41,707	3,001	8	—	3,009

	$1,082,520	$3,137	$(776)	$1,084,881	$1,039,671	$3,624	$(146)	$1,043,149

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-    MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2015				2014
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,947,588	$1,439	$(8,654)	$1,940,373	$1,916,756	$2,905	$(4,519)	$1,915,142
Government-sponsored enterprises debentures	366,700	109	(1,243)	365,566	390,468	256	(990)	389,734
Government and corporate debentures - floating interest rate	25,303	11	(66)	25,248	65,512	102	(19)	65,595

	$2,339,591	$1,559	$(9,963)	$2,331,187	$2,372,736	$3,263	$(5,528)	$2,370,471

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2015
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$2,138,546	$(9,027)	$68,084	$(379)	$2,206,630	$(9,406)
Government-sponsored enterprises debentures	308,026	(1,252)	5,992	(8)	314,018	(1,260)
Government and corporate debentures - floating interest rate	26,688	(73)	—	—	26,688	(73)

	$2,473,260	$(10,352)	$74,076	$(387)	$2,547,336	$(10,739)

	December 31, 2014
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$1,199,879	$(2,994)	$257,258	$(1,666)	$1,457,137	$(4,660)
Government-sponsored enterprises debentures	177,953	(487)	89,350	(508)	267,303	(995)
Government and corporate debentures - floating interest rate	17,102	(14)	5,003	(5)	22,105	(19)

	$1,394,934	$(3,495)	$351,611	$(2,179)	$1,746,545	$(5,674)

As of December 31, 2015 and 2014, interest receivable amounted to $ 17,754 and $ 17,864 respectively, and is included within other current assets in the balance sheets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$21,085	$—	$21,085
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,937,309	2,937,309
Government-sponsored enterprises debentures	—	411,804	411,804
Government and corporate debentures - floating interest rate	—	66,955	66,955
Foreign currency derivative contracts	—	(44)	(44)

Total financial assets	$21,085	$3,416,024	$3,437,109

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$107,400	$—	$107,400
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,800,485	2,800,485
Government-sponsored enterprises debentures	—	544,531	544,531
Government and corporate debentures - floating interest rate	—	68,604	68,604
Foreign currency derivative contracts	—	(2,942)	(2,942)

Total financial assets	$107,400	$3,410,678	$3,518,078

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers and peripheral equipment	$53,937	$48,159
Office furniture and equipment	7,332	6,636
Building	46,707	39,935
Leasehold improvements	8,769	7,977

	116,745	102,707
Accumulated depreciation	68,053	61,158

Property and equipment, net	$48,692	$41,549

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

	December 31,
	2015	2014
Goodwill, beginning of the year	$727,875	$727,875
Acquisitions	84,137	—

Goodwill, end of the year	$812,012	$727,875

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful	December 31,
	life	2015	2014
Original amount:
Core technology	8	$17,464	$1,929
Trademarks and trade names	15 - 20	25,520	25,520
Customer relationships	5 - 6	2,097	2,097

		45,081	29,546

Accumulated amortization:
Core technology		2,560	753
Trademarks and trade names		14,510	12,934
Customer relationships		2,003	1,774

		19,073	15,461

Other intangible assets, net:
Core technology		14,904	1,176
Trademarks and trade names		11,010	12,586
Customer relationships		94	323

		$26,008	$14,085

The estimated future amortization expense of other intangible assets as of December 31, 2015 is as follows:

2016	$3,853
2017	3,759
2018	3,759
2019	3,734
2020	3,518
Thereafter	7,385

$26,008

NOTE 8:-	EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2015 and 2014, employees and payroll accruals include a total amount of $ 2,568 and $ 3,214, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2015	2014
Subscriptions	$285,998	$227,610
Software updates and maintenance	607,153	546,998
Other	12,632	9,405

	$905,783	$784,013

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheet. The remaining deferred revenues which are recognized for a period above one year and up to five years are shown as long term deferred revenues.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2014
Income taxes payable	$17,388	$6,559
Accrued products and licenses costs	44,417	36,907
Marketing expenses payable	19,208	12,703
Legal accrual	57,970	50,416
Other accrued expenses	48,004	44,576

	$186,987	$151,161

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2020. The Company recognizes rent expense under such arrangements on a straight-line basis.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2015, were as follows:

2016	$8,889
2017	5,087
2018	3,404
2019	1,074
2020	100

$18,554

Rent expenses for the years ended December 31, 2015, 2014 and 2013, were $ 8,287, $ 6,570 and $ 6,224 respectively.

b.	Litigations:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax:

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”). Under the Preferred Enterprise regime, the Company’s entire preferred income is subject to tax rates as follows: 2013 - 12.5% and 2014 and thereafter - 16%. The election is irrevocable.

Income not eligible for Preferred Enterprise benefits are taxed at a regular rate, as follows: 2015 and 2014 – 26.5% and for 2013 - 25%.

On January 4, 2016, an amendment to the Israeli tax ordinance was enacted such that commencing January 1, 2016, the Israeli regular tax rate will be reduced from 26.5% to 25%. The effect of the change in tax rates will result in a decrease in deferred tax balances in immaterial amounts.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

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

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $ 178,636 and unrecognized deferred tax liability related to such earning amounted to $ 27,909 as of December 31, 2015.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2015 and 2014, the Company’s deferred taxes were in respect of the following:

	December 31,
	2015	2014
Carry forward tax losses	$191,561	$213,880
Employee stock based compensation	27,517	23,950
Other	60,887	46,356

Deferred tax assets before valuation allowance	279,965	284,186
Valuation allowance	(192,332)	(213,690)

Deferred tax asset	87,633	70,496

Intangible assets	(8,045)	(7,901)
Undistributed earnings of subsidiary	(11,435)	(11,435)
Other	(2,682)	(3,121)

Deferred tax liability	(22,162)	(22,457)

Deferred tax asset, net	$65,471	$48,039

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss related to excess tax benefits from options exercised prior to the adoption of ASC No. 718.

Through December 31, 2015, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $ 531,643 expiring beginning 2018, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2015, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $ 96,955, which expire between fiscal 2016 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2015, the U.S. subsidiaries had research and development tax credits of approximately $ 15,924, which expire between fiscal 2019 and fiscal 2034 and are subject to limitations on their utilization.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2015	2014	2013
Domestic	$817,164	$784,710	$743,125
Foreign	56,626	45,106	52,711

	$873,790	$829,816	$795,836

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2015	2014	2013
Current	$203,771	$182,537	$143,008
Deferred	(15,847)	(12,292)	28

	$187,924	$170,245	$143,036

Domestic	$170,883	$154,921	$130,109
Foreign	17,041	15,324	12,927

	$187,924	$170,245	$143,036

	Year ended December 31,
	2015	2014	2013
Domestic taxes:
Current	$175,828	$165,476	$124,522
Deferred	(4,945)	(10,555)	5,587

	170,883	154,921	130,109

Foreign taxes:
Current	27,943	17,061	18,486
Deferred	(10,902)	(1,737)	(5,559)

	17,041	15,324	12,927

Taxes on income	$187,924	$170,245	$143,036

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2015		2014
Beginning balance	$235,705		$205,420
Increases (decreases) related to tax positions taken during prior years	12,051		(14,550)
Increases related to tax positions taken during the current year	36,352		44,835

Ending balance	$284,108	*)	$235,705

*)	As of December 31, 2015, unrecognized tax benefit in an amount of $893 was presented net from deferred tax asset.

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

During the years ended December 31, 2015, 2014 and 2013, the Company recorded $ 7,534, $ 6,214 and $ 20,857, respectively for interest expense related to uncertain tax positions. As of December 31, 2015 and 2014, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 17,413 and $ 9,879, respectively, which is included within income tax accrual on the balance sheets.

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry forward tax losses and overall credit carry-forward position, except for Check Point Inc. that the assessment statue period for tax years 2005 through 2011 was expired.

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

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

	Year ended December 31,
	2015	2014	2013
Income before taxes as reported in the statements of income	$873,790	$829,816	$795,836

Statutory tax rate in Israel	26.5%	26.5%	25%
Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(7%)	(5%)	(6%)
Others, net	2%	(1%)	(1%)

Effective tax rate	21.5%	20.5%	18%

*) Basic earnings per share amounts of the benefit resulting from the “Preferred Enterprise” status	$0.31	$0.22	$0.24

Diluted earnings per share amounts of the benefit resulting from the “Preferred Enterprise” status	$0.30	$0.22	$0.24

NOTE 13:-	SHAREHOLDERS’ EQUITY

a.	General:

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

On January 29, 2015, the Company’s board of directors approved and authorized the repurchase of up to additional $ 1,500,000 of the Company’s ordinary shares and not more than $250,000 per quarter. Under the share repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded by available working capital. As of December 31, 2015, the Company repurchased ordinary shares for an aggregate amount of $ 4,822,805. During 2015, 2014 and 2013 the Company repurchased 12,032,899, 11,207,320 and 10,148,834 shares for an aggregate amount of $ 985,735, $ 764,543 and $ 537,829, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock Options, RSUs and PSUs:

In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.

Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance RSUs (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four to five years of employment. Options, RSUs and PSUs that are cancelled or forfeited before expiration become available for future grants. The number of PSUs granted to sales employees is equal to the amount of compensation earned (based on the employee’s level) divided by the fair value of the ordinary share at the grant date. RSUs and PSUs vest over a four year period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

Under the Equity Incentive Plans, the Company’s non-employee directors receive an automatic annual option grant.

Following the amendments to the Equity Incentive Plans in January 2014, on December 31st of each year, the number of Reserved and Authorized Shares under the Equity Incentive Plans shall be automatically reset to equal 10% of the number of ordinary shares issued and outstanding as of year-end. As of December 31, 2015 the number of ordinary shares reserved under the Equity Incentive Plans equals 17,490,152.

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands	Weighted average exercise price	Aggregate intrinsic value
	2015	2015	2015
Outstanding at beginning of year	12,928	$47.72	$398,893
Granted	2,425	$82.90
Exercised	(2,614)	$31.74

Outstanding at December 31, 2015	*)12,739	$57.69	$305,810

Exercisable at December 31, 2015	7,798	$50.82	$239,202

*)	As of December 31, 2015, approximately 12.6 million options are vested and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

The total intrinsic value of options exercised during the years 2015, 2014 and 2013 was $ 131,603, $ 89,957 and $ 90,352, respectively.

The weighted average fair values at grant date of options granted for the years ended December 31, 2015, 2014 and 2013; with an exercise price equal to the market value at the date of grant were $ 22.39, $ 19.55 and $ 16.17, respectively.

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
26.47-35.79	1,718	1.47	29.65	1,688	1.47	29.54
42.85-49.50	1,829	4.43	49.31	1,159	4.42	49.29
51.98-53.67	3,625	2.89	53.31	3,305	2.84	53.27
55.15-74.51	3,142	4.95	63.52	1,226	5.01	63.77
80.67-83.59	2,425	6.35	82.90	420	6.44	83.59

26.47-83.59	12,739	4.09	57.69	7,798	3.31	50.82

A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2015
Number in thousands
Outstanding at beginning of year	802
Granted	*)373
Vested	(268)
Forfeited	(95)

Outstanding as of December 31,	812

*)	Includes 54 thousands replacements for restricted share units assumed upon acquisitions.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2015, 2014 and 2013 were $ 83.23, $ 65.08 and $ 48.64, respectively.

The total fair value of shares vested during the years 2015, 2014 and 2013 was $ 22,485, $ 18,414 and $ 17,738, respectively.

A summary of the Company’s PSUs activity is as follows:

Year ended December 31,
2015
Number in thousands
Outstanding at beginning of year	94
Granted	101
Vested	(18)
Forfeited	(21)

Outstanding as of December 31,	156

The weighted average fair values at grant date of PSUs granted for the year ended December 31, 2015 and 2014 were $ 83.48 and $64.03, respectively.

The total fair value of shares vested during 2015 was $ 1,523. During 2014 and 2013 no PSUs were vested.

As of December 31, 2015 the Company had a commitment to grant PSUs at the value of up to $22,232.

As of December 31, 2015, the Company had approximately $ 120,717 of unrecognized compensation expense related to non-vested stock options and non-vested RSUs and PSUs, expected to be recognized over a weighted average period of 1.82 years and $ 9,879 of unrecognized compensation expense related to PSUs that will be fixed in number during 2016.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SHAREHOLDERS’ EQUITY (Cont.)

d.	Employee Stock Purchase Plan (“ESPP”):

The Company reserved a total of 6,000,000 ordinary shares for issuance under the ESPP. As of December 31, 2015, 5,523,283 ordinary shares had been issued under the ESPP. Eligible employees may use up to 15% of their salaries to purchase ordinary shares but no more than 1,250 shares per participant on any purchase date. The ESPP is implemented through an offering every six months. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date.

During 2015, 2014 and 2013, employees purchased 277,571, 312,588 and 354,487 ordinary shares at average prices of $ 60.99, $ 51.48 and $ 42.14 per share, respectively.

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1, 2016, 500,000 ordinary shares are authorized for issuance under the US ESPP and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2015, 2014 and 2013, the Company recognized $ 4,517, $ 4,187 and $ 3,973, respectively, of compensation expense in connection with the ESPP.

NOTE 14:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2015	2014	2013
Net income	$685,866	$659,571	$652,800

Weighted average ordinary shares outstanding (in thousands)	179,218	188,487	195,647

Dilutive effect:
Employee stock options, RSUs and PSUs (in thousands)	4,401	3,813	3,840

Diluted weighted average ordinary shares outstanding (in thousands)	183,619	192,300	199,487

Basic earnings per ordinary share	$3.83	$3.50	$3.34

Diluted earnings per ordinary share	$3.74	$3.43	$3.27

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following table presents total revenues for the years ended December 31, 2015, 2014 and 2013, and property and equipment, net as of December 31, 2015 and 2014, by geographic area:

1. Revenues based on the channel partners’ location:

	Year ended December 31,
	2015	2014	2013
Americas, principally U.S.	$791,568	$729,933	$647,533
Europe	595,850	550,811	533,717
Asia, Middle-East and Africa	242,420	215,072	212,855

	$1,629,838	$1,495,816	$1,394,105

2. Property and equipment, net:

	December 31,
	2015	2014
Israel	$44,138	$37,455
U.S.	3,005	2,857
Rest of the world	1,549	1,237

	$48,692	$41,549

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2015, 2014 and 2013 by product lines:

	Year ended December 31,
	2015	2014	2013
Product and licenses:
Network security Gateways	$485,778	$469,097	$441,805
Other *)	70,014	51,216	55,125

	555,792	520,312	496,930
Subscriptions:
Network security Gateways	318,624	265,021	217,088
Software updates and maintenance	755,422	710,483	680,087

Total revenues	$1,629,838	$1,495,816	$1,394,105

*)	Comprised of Endpoint security, Mobile security and Security management products, each consists of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2015	2014	2013
Financial income:
Interest income	$67,581	$65,497	$71,107
Realized gain on sale of marketable securities	16	288	2,311
Foreign currency re-measurement gain and others	—	—	893

	67,597	65,785	74,311

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	29,622	33,021	37,903
Foreign currency re-measurement loss	485	1,844	—
Others	3,417	2,158	1,477

	33,524	37,023	39,380

	$34,073	$28,762	$34,931

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: April 28, 2016