Form 20-F
period 2016-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2017-04-28
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2016. 165,975,204 Ordinary Shares, nominal value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer  ☒         Accelerated filer  ☐        Non-accelerated filer  ☐        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

In this Annual Report on Form 20-F, or the Annual Report, references to “U.S.” or “United States” are to the United States of America, its territories and possessions; and references to “Israel” are to the State of Israel. References to “$”, “dollar” or “U.S. dollar” are to the legal currency of the United States of America; references to “NIS” or “Israeli shekel” are to the legal currency of Israel; references to “Euro” are to the legal currency of the European Union; and references to “Swedish Krona” are to the legal currency of the Kingdom of Sweden. Our financial statements are presented in U.S. dollars and are prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP.

All references to “we,” “us,” “our” or “Check Point” shall mean Check Point Software Technologies Ltd., and, unless specifically indicated otherwise or the context indicates otherwise, our consolidated subsidiaries.

Forward-Looking Statements

In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	the effects of increased competition in our market;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.

These statements are subject to known and unknown risks, uncertainties and other factors, which are difficult to predict and which may cause our actual results to differ materially and adversely from those implied by the forward-looking statements. Many of these risks, uncertainties and assumptions are described in the risk factors set forth in “Item 3 – Key Information – Risk Factors” and elsewhere in this Annual Report. All forward-looking statements included in this Annual Report are based on information available to us on the date of the filing. While we may elect to update forward-looking statements in the future, we specifically disclaim any obligation to update or revise any of the forward-looking statements after the date of the filing, except as required by applicable law.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2012 to 2016. The selected consolidated statement of income data for the years 2014, 2015 and 2016, and the selected consolidated balance sheet data at December 31, 2015 and 2016, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2012 and 2013, and the selected consolidated balance sheet data at December 31, 2012, 2013 and 2014, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and the related notes thereto, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$1,741,301	$1,629,838	$1,495,816	$1,394,105	$1,342,695
Operating expenses (*):
Cost of revenues	202,003	189,057	176,541	162,634	159,161
Research and development	178,372	149,279	133,300	121,764	111,911
Selling and marketing	420,526	359,804	306,363	276,067	255,345
General and administrative	88,130	91,981	78,558	72,735	69,743
Total operating expenses	889,031	790,121	694,762	633,200	596,160
Operating income	852,270	839,717	801,054	760,905	746,535
Financial income, net	44,402	34,073	28,762	34,931	40,332
Income before taxes on income	896,672	873,790	829,816	795,836	786,867
Taxes on income	171,825	187,924	170,245	143,036	166,867
Net income	$724,847	$685,866	$659,571	$652,800	$620,000
Basic earnings per ordinary share	$4.26	$3.83	$3.50	$3.34	$3.04
Shares used in computing basic earnings per ordinary share	170,155	179,218	188,487	195,647	203,918
Diluted earnings per ordinary share	$4.18	$3.74	$3.43	$3.27	$2.96
Shares used in computing diluted earnings per ordinary share	173,296	183,619	192,300	199,487	209,170

(*)	Including pre-tax charges for stock based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Amortization of intangible assets and acquisition related expenses
Cost of revenues	$2,184	$1,808	$240	$612	$3,982
Research and development	7,588	6,146	—	—	—
Selling and marketing	3,358	3,267	1,866	2,408	3,046
Stock-based compensation
Cost of revenues	$2,153	$1,585	$1,090	$1,048	$829
Research and development	12,718	11,544	9,284	9,001	8,594
Selling and marketing	19,168	16,351	13,339	11,193	9,677
General and administrative	48,693	46,822	39,456	29,870	26,187

	December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$726,597	$678,981	$780,825	$617,520	$1,061,143
Total assets	5,217,636	5,069,880	4,948,818	4,886,437	4,544,885
Shareholders’ equity	3,491,123	3,531,866	3,637,559	3,602,097	3,346,309
Capital stock	1,140,416	988,105	859,898	775,691	693,986

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

In 2016, global and regional economies around the world and financial markets, remained volatile as a result of a multitude of factors, including adverse credit conditions, changes in economic activity, concerns about inflation and deflation, fluctuating energy costs, decreased consumer confidence, reduced capital spending, adverse business conditions, liquidity concerns and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging economic conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point.”

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc., Palo Alto Networks, Inc., McAfee, Inc., and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, International Business Machines Corporation, Hewlett-Packard, and FireEye, Inc., with respect to specific products that we offer. In addition, there are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

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

The markets in which we compete also include many niche competitors, generally smaller companies at a relatively early stage of operations, which are focused on specific Internet and data security needs. These companies’ specialized focus may enable them to adapt better than we can to new or emerging technologies and changes in customer requirements in their specific areas of focus. In addition, some of these companies can invest relatively large resources on very specific technologies or customer segments. The effect of these companies’ activities in the market may result in price reductions, reduced gross margins and loss of market share, any of which will materially adversely affect our business, results of operations and financial condition.

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

We may not be able to continue competing successfully against our current and future competitors, and increased competition within the market may result in price reductions, reduced gross margins and operating margins, reduced net income, and loss of market share, any or all of which may materially adversely affect our business, results of operations and financial condition. For additional information, see “Item 4 – Information on Check Point.”

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

Our future results of operations will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis; to address the increasingly sophisticated needs of our customers; and to keep pace with technological developments, new competitive product offerings, and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have historically been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, results of operations and financial condition may be materially adversely affected. For additional information, see “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete, which could adversely affect our business and results of operations” in this “Item 3 – Key Information – Risk Factors.”

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

Competition within our industry for acquisitions of businesses, technologies, assets and product lines has been, and may in the future continue to be, intense. As such, even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or because the target is acquired by another company. Furthermore, in the event that we are able to identify and consummate any future acquisitions, we could:

•	issue equity securities which would dilute the current shareholders’ percentage of ownership;

•	incur substantial debt;

•	assume contingent liabilities; or

•	expend significant cash.

These financing activities or expenditures could harm our business, results of operations and financial condition or the price of our ordinary shares. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, or at all, to complete acquisitions.

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2016, 2015 and 2014, we derived approximately 52%, 53%, and 54%, respectively, of our sales from our ten largest distributors. In 2016, 2015, and 2014, our two largest distributors accounted for approximately 37%, 38% and 37% of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

Our future success is highly dependent upon our ability to establish and maintain successful relationships with our distributors. In addition, we rely on these entities to provide many of the training and support services for our products and equipment. Accordingly, our success depends in large part on the effective performance of these distributors. Recruiting and retaining qualified distributors and training them in our technology and products requires significant time and resources. Further, we have no minimum purchase commitments with any of our distributors, and our contracts with these distributors do not prohibit them from offering products or services that compete with ours. Our competitors may be effective in providing incentives to existing and potential distributors to favor their products or to prevent or reduce sales of our products. Our distributors may choose not to offer our products exclusively or at all. Our failure to establish and maintain successful relationships with distributors would likely materially adversely affect our business, results of operations and financial condition.

We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products

Many components, subassemblies and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies or modules and limited control over pricing, quality and timely delivery of components, subassemblies or modules. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. Substantial delays could have a material adverse impact on our business.

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

We incorporate third party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims

Our products contain certain technology that we license from other companies. Third party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third party technology into our products could materially and adversely affect our business, results of operations and financial condition.

We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales

Some of our products utilize open source technologies. These technologies are licensed to us under varying license structures, including the General Public License. If we have improperly used, or in the future improperly use, software that is subject to such licenses with our products in such a way that our software becomes subject to the General Public License, we may be required to disclose our own source code to the public. This could enable our competitors to eliminate any technological advantage that our products may have over theirs. Any such requirement to disclose our source code or other confidential information related to our products could materially and adversely affect our competitive position and impact our business, results of operations and financial condition.

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

In addition, we are subject to the continuous examination of our income tax returns by tax authorities around the world. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes, but the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made. There can be no assurance that the outcomes from continuous examinations will not have an adverse effect on our business, financial condition and results of operations.

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

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources

In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Companies such as ours in the technology industry are particularly vulnerable to this kind of litigation as a result of the volatility of their stock prices. We have been named as a defendant in this type of litigation in the past. Any litigation of this sort in the future could result in substantial costs and a diversion of management’s attention and resources.

We may not be able to successfully protect our intellectual property rights, which could cause substantial harm to our business

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

In addition to patents, we rely on trade secret and other rights to protect our unpatented proprietary intellectual property and technology. Despite our efforts to protect our proprietary technologies and our intellectual property rights, unauthorized parties, including our employees, consultants, service providers or customers, may attempt to copy aspects of our products or obtain and use our trade secrets or other confidential information. We generally enter into confidentiality agreements with our employees, consultants, and other service providers, and generally limit access to and distribution of our proprietary information and proprietary technology through certain procedural safeguards. These agreements and arrangements may not effectively prevent unauthorized use or disclosure of our intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our intellectual property or technology. We cannot be certain that the steps taken by us will prevent misappropriation of our intellectual property or technology or infringement of our intellectual property rights.

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

We are exposed to various legal, business, political and economic risks associated with international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations

We operate our business primarily from Israel, we sell our products worldwide, and we generate a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners internationally. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, results of operations and financial condition may be materially adversely affected.

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

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which have an impact on our financial statements based on currency rate fluctuations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

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

In connection with our Annual Report for fiscal 2016, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2016, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2016. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

The SEC has also adopted rules pursuant to Dodd-Frank setting forth new disclosure requirements concerning the use of certain minerals that are mined from the Democratic Republic of Congo and adjoining countries. We have incurred and expect to continue to incur costs associated with determining whether any of our products include materials that are covered by the conflict minerals rules. Based on our most recent evaluation, we have determined that our products do not contain materials covered by the conflict minerals rules. However, in the event that our products in the future do contain materials covered by the conflict minerals rules, we would be required to comply with applicable disclosure requirements, including conducting diligence procedures to determine the sources of certain minerals that may be used or necessary for the production of our products and, if applicable, undertake potential changes to products, processes or sources of supply as a consequence of such verification activities. In addition, if our products do contain materials covered by the conflict mineral rules, these rules could adversely affect the sourcing, supply and pricing of materials used in our products, particularly if the number of suppliers offering the minerals identified as “conflict minerals” sourced from locations other than the Democratic Republic of Congo and adjoining countries is limited. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free and/or we are unable to alter our products, processes or sources of supply to avoid such materials.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2017, our directors and executive officers owned approximately 21.9% of the voting power of our outstanding ordinary shares, or 25.4% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2017. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

We may be required to indemnify our directors and officers in certain circumstances

Our articles of association allow us to indemnify, exculpate and insure our directors and senior officers to the fullest extent permitted under the Israeli Companies Law. As such, we have entered into agreements with each of our directors and senior officers to indemnify, exculpate and insure them against some types of claims, subject to dollar limits and other limitations. Subject to Israeli law, these agreements provide that we will indemnify each of these directors and senior officers for any of the following liabilities or expenses that they may incur due to an act performed or failure to act in their capacity as our director or senior officer:

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term bank deposits and marketable securities totaled $3,669 million as of December 31, 2016. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

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

We generally buy and hold our portfolio positions, while minimizing credit risk by setting a maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments as part of our income, our reported net income for the year ended December 31, 2016, would have decreased by $9 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2016, we incurred approximately 42% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2016, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2016, we had outstanding forward contracts that hedge against changes in foreign currency exchange rates of $52 million.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2016, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $153 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations on exposures that have not been covered by our hedging strategy.

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

The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and results of operations

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” On February 8, 2017, the U.K.’s House of Commons approved a bill authorizing the government to start exit talks with the European Union. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations.

As a result of the referendum, the global markets and certain currencies were adversely impacted, including a sharp decline in the value of the British pound as compared to other global currencies, which led to a decrease in our revenues generated from sales in the U.K. A potential further reduction in value of the British pound may impair the purchasing power of buyers in the U.K. and could cause those buyers to decrease their purchase of our products and services.

Volatility in the foregoing exchange rates resulting from Brexit may continue as the U.K. negotiates its exit from the E.U. We translate sales and other results denominated in foreign currency into U.S. dollars for our financial statements. During periods of a strengthening U.S. dollar, our reported international sales and earnings would be reduced because sales made in these currencies would translate into fewer U.S. dollars.

Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate, and those laws and regulations may be cumbersome, difficult or costly in terms of compliance. Any of these effects of Brexit, among other factors, could adversely affect our business, financial condition, results of operations and cash flows.

Third parties might attempt to gain unauthorized access to our network or seek to compromise our products and services

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

We may need to change our pricing models to compete successfully

The intense competition we face in the sales of our products and services and general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect results of operations. Additionally, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premise enterprise software business and our cloud business, as well as overall demand for our on-premise software product and service offerings, which could reduce our revenues and profitability. Our competitors may offer lower pricing on their support offerings, which could put pressure on us to further discount our product or support pricing.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets

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

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and results of operations.

Changes in the U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our business, results of operations and financial condition.

Changes to the U.S. Tax laws that may be enacted in the future could impact the tax treatment of our earnings. The new administration under President Donald Trump has included as part of the agenda a potential reform of U.S. tax laws. The “Tax Reform Blueprint” published by the House of Representatives includes a framework of various issues that may significantly affect our results of operations, business and tax position including a reduction in the corporate tax, elimination of interest deduction and the implementation of a border tax, tariff or increase in custom duties.

Our business and operations are subject to the risks of earthquakes, fire, floods and other natural catastrophic events, as well as manmade problems such as power disruptions or terrorism

Our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel or the United States or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism could cause disruptions to our or our customers’ businesses or the economy as a whole. Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster or by manmade problems, such as power disruptions or terrorism, could delay our research and development efforts. To the extent that such disruptions result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and results of operations would be materially and adversely affected.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; the hostilities between Israel and Hezbollah and between Israel and Hamas; as well as tensions between Israel and Iran, have also heightened these risks, including an escalation in terrorist attacks in late 2015 and in the first few months of 2016 and extensive hostilities from July to August 2014 along Israel’s border with the Gaza Strip, which included missiles being fired from the Gaza Strip into Israel. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. In addition, there are significant ongoing hostilities in the Middle East, particularly in Syria and Iraq, which may impact Israel in the future. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, results of operations and financial condition. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

Recent uprisings and armed conflicts in various countries in the Middle East and North Africa are affecting the political stability of those countries. This instability may lead to deterioration of the political and trade relationships that exist between Israel and these countries. In addition, this instability may affect the global economy and marketplace, including as a result of changes in oil and gas prices.

Our operations may be disrupted by the obligations of our personnel to perform military service

Many of our employees in Israel are obligated to perform annual military reserve duty in the Israel Defense Forces, in the event of a military conflict, could be called to active duty. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of military service of one or more of our key employees. Military service requirements for our employees could materially adversely affect our business, results of operations and financial condition.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2016, our effective tax rate was 19%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Your rights and responsibilities as a shareholder are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, although pursuant to the Companies Law, we disclose the annual compensation of our five most highly compensated office holders (as defined under the Israeli Companies Law) on an individual basis, including in this Annual Report.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. For example, we follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4. INFORMATION ON CHECK POINT

Check Point Heritage and Vision

Since its inception, Check Point’s sole focus has been on IT security. Making the Internet secure, reliable and available for corporations and consumers everywhere has been – and continues to be – our ongoing vision. Building on our heritage of pioneering the first firewall, and with a long track record of industry-leading security gateways, Check Point is continuing to develop cutting-edge solutions to enable maximum security and business efficiencies. Today, Check Point is one the largest pure security vendors globally. We are committed to addressing the real needs of our customers and to developing new and innovative security solutions that redefine the security landscape.

Future of Cyber Security: Cloud, Mobile, and Threat Prevention

Our mission becomes especially vital in a rapidly changing digital world that is less and less controlled, with disappearing boundaries. Hackers are innovating just as quickly as enterprises, and are finding new ways to attack an increasingly connected world. Malware is increasingly being put into an ecosystem that traditional security techniques cannot always prevent. Attacks targeting networks, mobile devices, and cloud environments are on the rise. Ransomware, a type of computer malware that can hold a victim’s data hostage, was recently used to attack trains in San Francisco; dangerous hacking tools are being sold online; and personal data is constantly exposed. The Gooligan breach that we revealed in November 2016 demonstrates the scale of these current threats, with more than one million Google accounts breached by mobile malware.

In 2017, we expect cyber security to play an even bigger role in our lives. Advanced threats will continue to grow. The continued expansion to the cloud will spark evolving security issues. Mobile will continue to be a high priority. All of this drives and shapes a new imperative to provide the most advanced cyber security solutions that anticipate and solve for the challenges of the future. At Check Point, we see this aligned to three pillars: cloud, mobility, and threat prevention.

Business leaders must guard against things they cannot see, know, or control. They need to protect every point in the infrastructure, from mobile to cloud to virtual and physical. They need to be able to prevent attacks at every stage. To do so, enterprises must have visibility to tomorrow’s threats, not just the threats of today. We do not believe that the right solution is to continuously add point solutions that result in complex technology mosaics. These point solutions typically result in security gaps in an enterprise’s infrastructure. These tenets are the basis for Check Point’s security vision—a single architecture that consolidates comprehensive management and integrated threat intelligence, with the most advanced threat prevention solutions for cloud, mobile, and on-premise networks.

Organizations around the world rely on Check Point to protect their networks, customers, employees, assets, data, and reputation from cyber-attacks. For more than 20 years, Check Point has been at the forefront of the cyber security industry. With a reputation for industry firsts and continuous innovation, Check Point enables millions of users to safely and confidently accelerate their businesses in an ever-changing digital economy.

Check Point Technology Leadership in 2016

Gartner

Leader Enterprise Network Firewall Market Quadrant 2016

Leader Unified Threat Management Magic Quadrant 2016

NSS Labs

Recommended in Next Generation Firewall Test 2016

Recommended in Breach Detection Systems Test 2016

Recommended in Intrusion Prevention Systems Test 2016

Forrester

Leader Automated Malware Analysis Forrester Wave 2016

Common Criteria Certification: Check Point was awarded Common Criteria (CC) certification for R77.30, following a rigorous third-party evaluation and testing process.

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2016 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

We were incorporated as a company under the laws of the State of Israel in 1993 under the name of “Check Point Software Technologies Ltd.” Our registered office and principal place of business is located at 5 Ha’Solelim Street, Tel Aviv 6789705 Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s web site is www.checkpoint.com. The contents of our web site are not incorporated by reference into this Annual Report.

This Annual Report is available on our web site. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070, U.S.A., Tel.: 650-628-2050, email: ir@us.checkpoint.com.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel: 213-627-8252.

Cyber Security Industry Today

Organizations of all sizes face a challenging threat landscape. With countless new connections formed every day, the world is more globally linked than ever. Cloud, mobility, virtualization, and the Internet of Things (“IoT”) are changing the way customers deploy and consume technology. While this provides more opportunities to innovate and compete, the network edges are blurring. As a result, our networks are becoming more complex, which increases the risk of cyberattacks. Specific trends within this dynamic landscape include:

Increased Sophistication of Threats and Attacks. Today’s threats use sophisticated technology, the Internet, and deception to acquire sensitive information and to disrupt business operations. Many of these threats contain new, unknown signatures when they reach their targets. Because these new, unknown signatures – also known as zero-day threats – are not recognized, they cause damage to their targets immediately. Enterprises need to put in place multi-layer defenses to prevent, detect, and extract these threats before they cause damage.

Rise of Mobility. The proliferation of smartphones and people working remotely through mobile devices has expanded the need to safeguard and manage access to information. Regardless of location, employees and other service providers need constant connectivity to the enterprise network, which also opens up new avenues of attack. As a result, enterprises relying on remote connectivity need to ensure security across all points of their infrastructure and deploy mobile-specific security solutions. As an example, in 2016, Check Point discovered malware embedded in mobile applications, such as ‘DressCode,’ downloaded from Google Play and ‘QuadRooter’, a set of four vulnerabilities affecting Android devices. It also revealed the ‘Gooligan’ breach in November 2016 that demonstrated the extent of these current threats, with over 1 million Google accounts breached by mobile malware.

Cloud Computing and Network Virtualization. Cloud computing, or Internet-based computing, provides resources, software and data storage to computers and other devices on demand using shared servers. New virtual environments and public and private clouds drive the need for enterprise security for both on-premise and in-the-cloud infrastructures. Deploying cloud based security solutions are crucial and are as important as on premise network security measures, to ensure that assets in the cloud are not compromised and that attacks are contained before laterally spreading within the cloud, across virtualized server and network environments.

Overall Complexity within the Enterprise IT Infrastructure. The increasing complexity of deploying, managing, and monitoring multiple security technologies is another key trend. As a result, enterprises face two challenges: how to cost-effectively manage a patch-work of point product solutions, and how to ensure that no gaps are left in the infrastructure. Single-architecture solutions with simplified management can keep the security infrastructure robust, yet simple to manage and adaptable to ongoing changes.

Increased Data Privacy and Compliance Regulation. Data has long been a prime target for hackers seeking financial information, intellectual property, insider business information and authentication credentials. These attacks have exposed personal health and financial data of millions of consumers. As a result, governmental regulations regarding data privacy are on the rise globally, including the new EU based data protection regulations. To ensure compliance – and avoid sanctions, fines and penalties – enterprises need to implement cybersecurity protections and security controls to prevent data loss or data theft.

Role of Social Engineering. Despite constantly improving security solutions, the human element is still a wild card. Attackers attempt to bypass security mitigations and restrictions, using phishing techniques, by tricking employees into exposing credentials or other sensitive information, or to open infected files or infected links. Specific technologies to detect phishing attempts, setting specific security policies, increasing segmentation of the infrastructure, and deploying multi-layer defense solutions are needed to prevent these types of attacks.

Emergence of Security for Operational Technology (OT) and Internet of Things (IoT). Gartner predicts that by 2020, there will be over 21 billion endpoint “connected things” in use worldwide. These connected things vary from smart light bulbs, to wearables and driverless cars, and to almost any area of our lives. In addition more and more OT SCADA based production lines, utilities and critical infrastructures are connected to the Internet and the mix between OT and IT networks is clearly evident. This continuously connected world opens new avenues of attack as the risk of IoT vulnerabilities leading to IT threats becomes more evident. As a result, more robust security will need to be implemented. Enterprises that use or connect with these types of products will need to consider how to prevent unauthorized access and other attacks to their infrastructures through these connected technologies.

Product Strategy and Offerings

In the beginning of 2017, we announced our strategy to focus on the future of cyber security. Securing expanding customer environments, which focus on cloud, mobile and advanced threat prevention. In April of 2017, we launched “Check Point Infinity” that we tag “The Cyber Security Architecture of the Future”.

We believe that Check Point Infinity is the first consolidated security architecture performing across all networks, cloud and mobile. This unique platform provides the highest level of threat prevention, against both known and unknown targeted attacks, to keep you protected now and in the future.

Check Point Infinity leverages our unified threat intelligence and open interfaces, enabling all environments to stay protected against targeted attacks. Unlike other solutions, Check Point believes in a preemptive threat prevention strategy, focused on prevention rather than detection only, blocking the most sophisticated attacks before they occur.

Check Point Infinity architecture consolidates management of multiple security layers, providing superior policy efficiency which enables security management through a single pane of glass. This single management centrally correlates all types of events across all network environments, cloud services and mobile infrastructures.

With Check Point Infinity, customers can unify more security capabilities and consolidate it with the Check Point architecture, elevating the overall security level and reducing their total cost of ownership.

The attributes of Check Point Infinity will be embedded into our entire product line and are consistent with the strategy and products outlined below:

Protecting Our Customers’ Networks. At Check Point, we strive to bring to market the most innovative, highest quality products that provide exceptional value to our customers – allowing businesses of all sizes to proactively protect their networks and prevent sophisticated threats. Check Point’s security gateways include all of our security capabilities in a single platform for enterprise, data center, and branch offices, small and large. Our product strategy of driving innovation through research and development and strategic partnerships reflects that goal, allowing Check Point to blaze new trails with market leading products and solutions. This strategy steers corporate security strategies away from merely detecting threats to effectively preventing threats while enabling businesses to adopt advanced IT technology and services, including mobility and cloud solutions.

In order to cater to the different needs and demands of our customers, Check Point offers a wide portfolio of security gateway appliances, from platforms for small business (SMB) and small office locations to high end and high demanding data center and perimeter environments. In 2016, we launched new product lines for the vast majority of our product categories, starting with the 700 appliance line for SMBs, the 1400, 3000 and 5000 families of security gateways for enterprises and 15000, 23000 families for data centers and high-end data centers.

Consolidating & Managing Security. A significant part of our product strategy addresses the need for scalable and consolidated security solutions. Companies often take the approach of using multiple point solutions, each with a separate management console. This approach can be costly and often results in an ineffective security strategy. Check Point’s security architecture enables its customers of all sizes – from a single office to hundreds and thousands of offices—to manage, from a single pane of glass, and tailor their security policy to express their business needs.

In 2016, Check Point released our Security Management Software version R80 which offers security management through a single console which streamlines security operations, provides a greater visibility into policy administration and threat analysis. It consolidates many security functions and capabilities with a more unified security console allowing customers to get a higher level of security with efficient utilization of customer personnel.

Cloud. Enterprises seeking availability, scalability, and cost reduction are increasingly shifting more and more applications to cloud-based data centers. These new data centers reside on-premise as private cloud-based data centers (using software defined networking technologies of companies like VMware or Cisco) or are based on a third party provider’s resources as public cloud-based data centers (such as Amazon’s AWS, Microsoft’s Azure cloud or Google’s cloud platform). Check Point’s cloud security architecture is based on the vSEC product line and provides advanced threat prevention technologies on top of these cloud deployments. Tight integration between these cloud’s management platforms and Check Point’s security management enables dynamic scalability and auto-provisioning to help customers build a secure infrastructure today and protect future deployments across these private and public cloud solutions.

Mobile. With the increase in cyber threats to mobile devices, there a substantial increase in the requirements to safeguard business data, provide secure mobile access to business documents and keep mobile devices safe from threats. Check Point’s enterprise mobile security solutions provide a wide range of products to help customers secure mobile devices. Check Point provides a broad mobile security solution that protects devices from threats on the device (OS), in apps, and in the network, and delivers a superior threat catch rate for iOS and Android. Check Point’s Capsule product establishes a secure business environment by segregating a customer’s business data and applications, including those on personally owned devices and with Capsule Docs, controls and encrypts business documents and enables seamless access by authorized users only.

Threat Prevention. Protecting organizations from cybercriminals is critical and a top priority for organizations. In this ongoing task, the technologies offered to customers are continuously increasing the catch rate of threats but, more importantly, are increasing the ability to block and prevent attacks before they happen. Check Point’s Sandblast family of advanced threat prevention and zero-day protections include over 30 different innovative technologies developed to combat the growing frequency and sophistication of cyber security threats. In 2016, we added to this portfolio with the release of SandBlast Agent and SandBlast Cloud, expanding Check Point’s advanced security and zero-day protection technology to PC endpoint devices and the cloud. Check Point’s Next Generation Threat Prevention product network offerings (NGTP and NGTX), cloud and endpoint options, together with Check Point’s threat intelligence ThreatCloud infrastructure, deliver a multi-layered line of prevention to help keep customers secure.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Category of Activity:
Products and licenses	$572,964	$555,792	$520,312
Subscriptions	$389,885	$318,624	$265,021
Software updates and maintenance	$778,452	$755,422	$710,483

Total revenues	$1,741,301	$1,629,838	$1,495,816

Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and Marketing

At the heart of Check Point’s strategy to drive revenue is a commitment to address current and future customer requirements for enterprises of all sizes. We do this in multiple ways:

•	Through a global network of thousands of partners, which spans two-tier distributors, value-added resellers, global systems integrators, telcos and managed service providers.

•	With a team of sales support and account management Check Point works closely with the partner ecosystem to capture customer needs and match them with the right solutions.

•	As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners and customers to assist them with pre-sale configuration, use and application support.

•	Through technology integration with hardware and software suppliers such as IBM, Hewlett-Packard, VMware, Blue Coat Systems, Apple, Google, Amazon and Microsoft, Check Point enables tight integration with other technology solutions.

We drive awareness and demand for Check Point solutions through messaging and communications strategies that target users and business decision makers. These efforts include global media campaigns, thought-leadership programs, digital marketing, social media, as well as press and analyst relations. We promote our innovation and technology agenda globally through frequent product launches supported by demand generation programs.

As of December 31, 2016, we had 1,967 employees and contractors dedicated to sales and marketing.

Support and Services

We operate a worldwide technical services organization which provides a wide range of services including the following: (i) technical customer support programs and plans, as well as (ii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning and security implementation; and (iii) certification and educational training on Check Point products.

Our technical assistance centers in the United States, Israel, Canada, Japan, India, China and Australia offer support worldwide, 24-hour service, seven days per week. As of December 31, 2016, we had 618 employees and contractors in our technical services organization.

Our support solutions include both indirect and direct offerings. Channel partners provide customers with installation, training, maintenance and support, while we provide technical support to our channel partners. Alternatively, our customers may elect to receive support directly from us. In addition, because of the increased demand for our portfolio of security gateway appliances, from small office locations to telco grade and capacity infrastructure platforms, we have expanded our technical support offerings around the world. This includes same and next-business-day replacements, on-site support availability and device pre-configuration. We also offer ThreatCloud Managed Security Services and Incident Response Services. These services are focused on helping our partners and customers maximize the effectiveness of advanced protections and mitigate and remediate critical security events quickly.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. Our product development efforts are focused on providing unified security architecture, named the Check Point Software Blade Architecture, that functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to respond to the rapidly changing threat landscape through the provision of services, such as network perimeter protections, protection against cyber-threats, data protection for today’s mobile environments, web security and security for managed enterprise endpoints. Our technology also centrally manages all of these layers and solutions. We develop most of our new products internally and also expect to leverage the products and technologies we have acquired. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $178 million in 2016, $149 million in 2015 and $133 million in 2014. These amounts include stock-based compensation in the amount of $13 million in 2016, $12 million in 2015 and $9 million in 2014. As of December 31, 2016, we had 1,331 employees and contractors dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully compete.”

Proprietary Rights

Check Point relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The company relies on trade secret and copyright laws to protect its software, documentation, and other written materials. Further, Check Point generally enters into confidentiality agreements with employees, consultants, customers and potential customers, and limits access and distribution of materials and information that the company considers proprietary.

We have 71 U.S. patents, 36 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (1)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
SofaWare Technologies Ltd.	Israel
Dynasec Ltd.	Israel
Check Point Advanced Threat Prevention Ltd. (formerly known as Hyperwise Ltd.)	Israel
Check Point Mobile Security Ltd. (formerly known as Lacoon Mobile Security Ltd.)	Israel
Lacoon Security, Inc.	Delaware
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Ltd.	Kenya
Check Point Software Technologies B.V Nigeria Ltd.	Nigeria

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl (2)	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies B.V.	Netherlands
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.
(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Check Point Holding AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies (Sweden) AB	Sweden
Pointsec Norway AS	Norway
Reflex Software Ltd. (Jersey)	Jersey
Reflex Software Luxembourg SARL (1)	Luxembourg

(1)	The company is dormant.

Check Point Software Technologies Inc. wholly owns the subsidiaries listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Pointsec Mobile Technologies, LLC.	United States of America (California)
NFR Security, Inc.	United States of America (Delaware)
Zone Labs, L.L.C.	United States of America (California)
Liquid Machines Inc.	United States of America (Delaware)

Property and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building currently contains approximately 172,000 square feet of office space. We began construction of an additional building at our international headquarters in December 2014 for an additional 160,000 square feet of office space at an anticipated total investment of approximately $65M. We invested approximately $30M by the end of 2016 and we expect to invest the majority of the remainder throughout 2017.

We also lease approximately 95,000 square feet of additional space in Tel Aviv in short term leases.

Outside of Israel, we lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Americas	116,000
Europe	51,000
Asia-Pacific, Middle East and Africa	37,000

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

We derive our sales primarily through indirect channels. During 2016, 2015 and 2014, we derived approximately 52%, 53% and 54%, respectively of our sales from our ten largest channel partners. In 2016, 2015 and 2014, our two largest distributors accounted for approximately 37%, 38% and 37%% of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2016	2015	2014
Region:
Americas, principally U.S.	49%	48%	49%
Europe	36%	37%	37%
Asia-Pacific, Middle East and Africa	15%	15%	14%

For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk.”

On February 17, 2015, we completed the acquisition of Hyperwise Ltd, a privately-held Israeli-based company. Hyperwise Ltd. has developed an advanced CPU-level threat prevention engine that eliminates threats at the point of pre-infection. The exploit prevention technology provides a higher catch rate of threats and provides organizations an unmatched level of protection against attackers.

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

Revenue recognition

We derive our revenues mainly from sales of products and licenses, subscriptions and software updates and maintenance. Our products are generally integrated with software that is essential to the functionality of the product. We sell our products primarily through channel partners including distributors, resellers, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Security Service Providers (“MSPs”), all of whom are considered end users.

Subscriptions provide customers with access to its suite of security solutions and are either sold as a service or an annuity.

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include maintenance services to end-user customers, through primarily telephone access to technical support personnel as well as hardware support services.

We recognize revenues when persuasive evidence of an arrangement exists, the product or software license has been delivered or services were rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from sales of products and licenses are recognized upon shipment or when the customer has been provided access through delivery of the Certificate Key. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which this case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

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

We establish VSOE of fair value based on the renewal prices. If VSOE cannot be established for a deliverable, we use BESP. We determine fair value based on BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices.

Deferred revenues represent mainly the unrecognized revenue billed for subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

We recognize revenues net of estimated amounts that may be refunded for sales returns, rebates, stock rotations and other rights provided to customers on product and service related sales subject to varying limitations. We estimate and record these reductions based on our historical sales returns experience, analysis of credit memo data, rebate plans, stock rotation and other known factors. In each accounting period, we use judgments and estimates to determine potential future sales credits, returns and stock rotation, related to current period revenue. These estimates affect our “revenue” line item on our consolidated statements of income and affect our “accounts receivable, net”, our “deferred revenues” and our “accrued expenses and other current liabilities” on our consolidated balance sheets.

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

In March, April, May and December 2016, the FASB issued additional updates regarding certain principal versus agent considerations, identifying performance obligations and licensing, various narrow scope improvements and technical corrections and improvements based on practical questions raised by users.

The standard requires revenue to be recognized when control of promised goods or services is transferred to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining customer contracts. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the standard is applied only to the period of adoption and the cumulative effect of applying the standard would be recognized at the beginning of that period.

We anticipate adopting the new standard at the effective date of January 1, 2018. We believe that an impact may be on accounting for costs related to obtaining contracts with customers. We are continuing to assess all the potential impacts this standard will have, and as such we cannot reasonably estimate quantitative information related to the impact of this standard on our consolidated financial statements at this time.

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

We perform the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compare the fair value of the reporting unit with its carrying value. Our annual goodwill impairment analysis did not result in impairment. As of December 31, 2016, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2016, 2015 and 2014.

Accounting for income tax

We account for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Changes in tax rates may significantly affect the deferred tax assets included in our Consolidated Financial Statements. We provide a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized.

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

We estimate the fair value of employee stock options and employee stock purchase plan using a Black-Scholes-Merton valuation model. The fair value of an award is affected by our stock price on the date of grant as well as other assumptions, including the estimated volatility of our stock price over the expected term of the awards, and the estimated period of time that we expect employees to hold their stock options. The risk-free interest rate assumption is based upon United States treasury interest rates appropriate for the expected term of the awards. We use the historical volatility of our publicly traded shares in order to estimate future stock price trends. In order to determine the estimated period of time that we expect employees to hold their stock options, we use historical exercise rates of employee groups by job classification. Our expected dividend rate is zero since we do not currently pay cash dividends on our common stock and do not anticipate doing so in the foreseeable future. We base the fair value of restricted stock units on the market value of the underlying shares at the date of grant.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The standard became effective for the Company on January 1, 2017. We adopted ASU 2016-09 in the first quarter of 2017 using a modified retrospective transition method. As a result, we expect to increase our deferred tax asset in the amount of $86 million.

Under the new guidance, we have elected to change our policy and have started to recognize forfeitures of awards as they occur. The change in forfeiture policy was adopted using a modified retrospective transition method. We expect to record a total cumulative-effect adjustment in retained earnings as of January 1, 2017 for the revision of the forfeiture fair value that have not previously been recognized in an amount of approximately $3 million upon transition.

Subsequent to adoption of the new guidance, our income tax expense and associated effective tax rate will be impacted by fluctuations in stock price between the grant dates, exercise dates and vesting dates of equity awards, as applicable.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for losses that may result from the failure of our channel partners to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on factors that may affect a customer’s ability to pay, such as age of the receivable balance and past experience. If the financial condition of our channel partners were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts.

Derivative and hedge accounting

Approximately 58% of our operating expenses were denominated in U.S. dollars or linked to the U.S. dollar. In 2016, 2015 and 2014, we entered into foreign exchange forward contracts to hedge our balance sheet items and significant portion of our future cash flow from payments of payroll and related expenses, in order to reduce the impact of foreign currency on our results. These foreign exchange forward contracts are mainly denominated in Israeli Shekel and in Euro. Our cash flow from operations could be affected from the outcome of these instruments.

The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are so designated, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized immediately in earnings. We estimate the fair value of such derivative contracts based on forward and spot rates quoted in markets that are not active.

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

Results of Operations

The following table presents information concerning our results of operations in 2016, 2015 and 2014:

	Year Ended December 31,
	2016	2015	2014
	(in thousands)
Revenues:
Products and licenses	$572,964	$555,792	$520,312
Subscriptions	389,885	318,624	265,021
Software updates and maintenance	778,452	755,422	710,483

Total revenues	1,741,301	1,629,838	1,495,816

Operating expenses(*):
Cost of products and licenses	105,967	101,158	95,868
Cost of subscriptions	10,841	7,623	5,626
Cost of software updates and maintenance	83,011	78,468	74,807
Amortization of technology	2,184	1,808	240

Total cost of revenues	202,003	189,057	176,541

Research and development	178,372	149,279	133,300
Selling and marketing	420,526	359,804	306,363
General and administrative	88,130	91,981	78,558

Total operating expenses	889,031	790,121	694,762

Operating income	852,270	839,717	801,054
Financial income, net	44,402	34,073	28,762

Income before taxes on income	896,672	873,790	829,816
Taxes on income	171,825	187,924	170,245

Net income	$724,847	$685,866	$659,571

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

Amortization of intangible assets and acquisition related expenses
Amortization of technology	$2,184	$1,808	$240
Research and development	7,588	6,146	—
Selling and marketing	3,358	3,267	1,866

Total amortization of intangible assets and acquisition related expenses	$13,130	$11,221	$2,106

Stock-based compensation
Cost of products and licenses	$66	$65	$66
Cost of software updates and maintenance	2,087	1,520	1,024
Research and development	12,718	11,544	9,284
Selling and marketing	19,168	16,351	13,339
General and administrative	48,693	46,822	39,456

Total stock-based compensation	$82,732	$76,302	$63,169

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2016	2015	2014
Revenues:
Products and licenses	33%	34%	35%
Subscriptions	22	20	18
Software updates and maintenance	45	46	47

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	6	6	6
Cost of subscriptions	1	1	1
Cost of software updates and maintenance	5	5	5
Amortization of technology	— *)	— *)	— *)

Total cost of revenues	12	12	12

Research and development	10	9	9
Selling and marketing	24	22	20
General and administrative	5	5	5

Total operating expenses	51	48	46

Operating income	49	52	54
Financial income, net	3	2	2

Income before taxes on income	52	54	56
Taxes on income	10	12	12

Net income	42	42	44

*)	Lower than 1%.

Revenues

We derive our revenues mainly from the sale of products and licenses, subscriptions and software updates and maintenance. Our revenues were $1,741 million in 2016, $1,630 million in 2015 and $1,496 million in 2014.

Total revenues in 2016 grew by 7% compared to 2015. Product and license revenues increased by $17 million, or 3%, from $556 million in 2015 to $573 million in 2016, which was attributed primarily to growth in sales of our security solutions products. Subscription revenues increased by $71 million, or 22%, from $319 million in 2015 to $390 million in 2016, which was driven by increased sales of our Blade Packages, which primarily include Next Generation Threat Prevention and Next Generation Threat Extraction. In 2016, product and license and subscription revenues as a percentage of total revenues were 55%, compared to 54% in 2015. Software updates and maintenance revenues increased by $23 million, or 3%, from $755 million in 2015 to $778 million in 2016, primarily as a result of renewals of existing and sales of new maintenance contracts. During the year we experienced increase in discount rates across different regions relating mainly to competitive environment, currency changes and launch of new products.

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

Cost of Revenues

Total cost of revenues was $202 million in 2016, $189 million in 2015 and $177 million in 2014. Cost of revenues includes cost of product and licenses, cost of subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of subscriptions includes license fees paid to third parties. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $106 million in 2016, $101 million in 2015 and $96 million in 2014, and represented 18% of products and licenses revenues in each of 2016, 2015 and 2014. The increase of $5 million in 2016 and $5 million in 2015 in cost of products and licenses was in line with the growth in revenues from product and licenses.

Cost of subscriptions was $11 million in 2016, $8 million in 2015 and $6 million in 2014, and represented 3%, 2% and 2% of subscription revenues in 2016, 2015 and 2014, respectively. The change in the percentage of these costs is consistent with the increase in subscriptions revenues.

Cost of software updates and maintenance was $83 million in 2016, $78 million in 2015 and $75 million in 2014 and represented 11%, 10% and 11% of software updates and maintenance revenues in 2016, 2015 and 2014, respectively. In 2016, the $5 million increase in the cost of updates and maintenance was primarily the result of an increase in compensation expenses, which was related mainly to an increase in headcount of employees and contractors, from 590 at the end of 2015 to 618 at the end of 2016. In 2015, the $3 million increase in the cost of software updates and maintenance was primarily the result of a $3 million increase in compensation expenses, which was related mainly to increase in headcount of employees and contractors, from 557 at the end of 2014 to 590 at the end of 2015.

In 2016, amortization of technology increased from $1.8 in 2015 to $2.2 million. The increase is attributed to the acquisition made during 2015.

Research and Development

Research and development expenses were $178 million in 2016, $149 million in 2015 and $133 million in 2014, and represented 10% of revenues in 2016, and 9% of revenues in each of 2015 and 2014. Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Out of the $29 million increase in 2016 compared to 2015, $23 million was primarily a result of an increase in compensation for employees engaged in research and development, mainly attributed to new hires and acquisitions made during 2015. Out of the $16 million increase in 2015 compared to 2014, $11 million was primarily a result of an increase in compensation for employees engaged in research and development.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $421 million in 2016, $360 million in 2015 and $306 million in 2014, which represented 24% of revenues in 2016, 22% of revenues in 2015 and 20% of the revenues in 2014. In 2016 and 2015, there was an increase of $61 million and $54 million, respectively. Of this change, $49 million and $35 million, respectively, was primarily due to an increase in compensation and travel expenses.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $88 million in 2016, $92 million in 2015 and $79 million in 2014, and represented 5% of revenues in each of 2016, 2015 and 2014. In 2016, there was a decrease of $4 million in general and administrative expenses, which was primarily due to a decrease in legal expenses. In 2015, there was an increase of $13 million in general and administrative expenses, which was primarily due to an increase in share-based compensation of $7 million and an increase in legal expenses and compensation.

Operating Income Margin

We had an operating margin of 49% in 2016, 52% in 2015 and 54% in 2014. Our operating margin decreased by 3% and 2% in 2016 and 2015, respectively, due to an increase in compensation expense related mainly to the growth in headcount during these years.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $44 million in 2016, $34 million in 2015 and $29 million in 2014. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2016 was primarily due to an increase in interest rate in 2016 and market expectations for an increase in U.S. interest rates during 2017, leading to better yields on securities purchased in 2016. The increase was also attributed to one-time gain of $4 million from exercise of an investment in 2016. The increase in net financial income in 2015 was primarily due to market expectations for an increase in U.S. interest rates, leading to better yields on securities purchased in 2015.

We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. In 2016, no other-than-temporary impairment was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $172 million in 2016, $188 million in 2015 and $170 million in 2014. Our effective tax rate was 19% in 2016, 21.5% in 2015 and 20.5% in 2014. The lower effective tax rate in 2016 in comparison to 2015 and 2014 is attributed to tax benefits relating to research and development tax credits, tax settlements and lapse of statute of limitation on certain provisions in an aggregate amount of $19 million. See Note 12 to our consolidated financial statements for further information on our statutory rates.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Liquidity and Capital Resources

During 2016, 2015 and 2014, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,669 million as of December 31, 2016 and $3,615 million as of December 31, 2015. Our cash and cash equivalents and short-term investments were $1,373 million as of December 31, 2016 and $1,284 million as of December 31, 2015. Our long-term interest bearing investments were $2,296 million as of December 31, 2016 and $2,331 million as of December 31, 2015. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore and the U.S.

We generated net cash from operations of $946 million in 2016, $947 million in 2015 and $786 million in 2014. Net cash from operations for 2016, 2015 and 2014 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus changes in deferred revenues, deferred income tax benefit, accrued expenses and other liabilities, trade receivables and prepaid expenses and other assets. In addition to the increase in our net income in 2016, our cash flows provided by operating activities reflect also the increase in our deferred revenues and accrued expenses and other current liabilities. In 2016 and 2014, we paid additional taxes as a result of settlement agreements. See also Note 12 to our Consolidated Financial Statements for further information.

Net cash used in investing activities was $110 million in 2016, $153 million in 2015 and $246 million in 2014. In 2016 net cash used in investing activities consisted primarily of additional investments and proceeds related to marketable securities and short terms deposits. In 2015 and 2014 our net cash used in investing activities consisted primarily of investments and proceeds related to marketable securities and short terms deposits, as well as cash paid for acquisitions of subsidiaries in 2015. Our capital expenditures amounted to $24 million in 2016, $17 million in 2015 and $13 million in 2014. Our capital expenditures consisted primarily of computer equipment and software, construction of a new office building in Israel and leasehold improvements.

Net cash used in financing activities was $841 million in 2016, $864 million in 2015 and $686 million in 2014. In 2016, 2015 and 2014, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2016, 2015 and 2014, we repurchased ordinary shares in the amount of $988 million, $986 million and $768 million, respectively. We re-issued the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $129 million, $103 million and $70 million in 2016, 2015 and 2014, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $3,669 million as of December 31, 2016) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2016:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in thousands)
Operating lease obligations	$18,313	$7,963	$8,067	$2,247	$36
Uncertain income tax positions(*)	$306,677	—	—	—	—
Severance pay(**)	$8,953	—	—	—	—

Total	$333,943	$7,963	$8,067	$2,247	$36

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12f of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $4 million is unfunded.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2016, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Director
Marius Nacht	Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Amnon Bar-Lev	President
Tal Payne	Chief Financial and Operations Officer
Dorit Dor	Vice President of Products
Yoav Chelouche (3)	Director	✓	✓	✓	✓
Irwin Federman (3)	Director	✓	✓	✓	✓	✓
Guy Gecht (3)	Director	✓	✓	✓	✓
Dan Propper	Director	✓
Ray Rothrock (3)	Director	✓	✓	✓	✓	✓
David Rubner	Director	✓				✓
Tal Shavit	Director	✓				✓

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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

Marius Nacht, one of Check Point’s founders, has served as Chairman of our board of directors since September 2015 and as Vice Chairman of our board of directors from 2001 until September 2015. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. He also serves as a director in a number of private companies. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.

Jerry Ungerman has served as Vice Chairman of our board of directors since 2005. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

Amnon Bar-Lev, President at Check Point, is responsible for worldwide sales, global partner programs, business development and technical services for the company. Mr. Bar-Lev joined Check Point in 2005 and brings a diverse background of high-tech sales, marketing and management experience to the organization. Prior to joining Check Point, Mr. Bar-Lev was founder and CEO of Xpert Integrated System Ltd., a leading provider of security, business-continuity and infrastructure platforms and solutions. Before forming Xpert, Mr. Bar-Lev began his career in the Israeli Air Force where he held several positions within the operational and administration units. Mr. Bar-Lev holds a B.A. in Computer Science (HONS) and Management (HONS) from Tel-Aviv University.

Tal Payne has been serving as Chief Financial Officer of Check Point since joining in 2008 and as Chief Financial and Operations Officer since 2015. Ms. Payne oversees Check Point’s global operations and finance, including investor relations, legal, treasury, purchasing and facilities. Prior to joining Check Point, Ms. Payne served as Chief Financial Officer at Gilat Satellite Networks, Ltd., where she held the role of Vice President of Finance for over five years. Ms. Payne began her career as a certified public accountant at PricewaterhouseCoopers. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel Aviv University. Ms. Payne is a certified public accountant. Ms. Payne is a board member of SolarEdge Technologies, Inc.

Dr. Dorit Dor, Vice President of Products at Check Point, manages all product and development functions from concept to delivery. Since joining the company in 1995, Dr. Dor has served in several pivotal roles in Check Point’s R&D organization. She has been instrumental to the organization’s growth and managed many successful product releases. Dr. Dor holds a Ph.D. and M.S degree in computer science from Tel-Aviv University, in addition to graduating cum laude for her B.S. In 1993, she won the Israel National Defense Prize.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. Mr. Chelouche is an independent board member of Tower Semiconductor Ltd. as of July 2016. He is also an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Irwin Federman has served on our board of directors since 1995. Mr. Federman has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Federman was a General Partner of U.S. Venture Partners, a venture capital firm, from 1990 to 2015. He is presently a senior advisor to that firm. Mr. Federman serves as chairman of Mellanox Technologies Ltd., and director in Intermolecular, Inc. and a number of private companies. Mr. Federman received a B.S. in Economics from Brooklyn College.

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

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Vitania Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science, Tel Aviv University and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman and Chief Executive Officer of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock is also a director of a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2016. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit will expire at our 2017 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2017 annual meeting of shareholders, and the terms of Yoav Chelouche and Guy Gecht will expire at our 2018 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $2.6 million for the year ended December 31, 2016. These amounts include $0.16 million that were set aside or accrued to provide for severance and retirement insurance policies in 2016. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid to our five most highly compensated executive officers in 2016 (in thousands of U.S dollars) (referred to as the “Covered Executives”):

Mr. Gil Shwed, Chief Executive Officer and Director. Cash compensation expenses recorded in 2016 consisted of $14.8 in salary expenses, and $12.9 in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2016, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2016, and will not receive any cash compensation for 2016 except for an amount equal to the minimum wage required under Israeli law.

Mr. Amnon Bar-Lev, President. Compensation expenses recorded in 2016 included $393.2 in salary expenses and $89.4 in benefit costs.

Dr. Dorit Dor, Vice President, Products. Compensation expenses recorded in 2016 included $325.1 in salary expenses and $76.2 in benefit costs.

Ms. Tal Payne, Chief Financial Officer. Compensation expenses recorded in 2016 included $387.5 in salary expenses and $90.5 in benefit costs.

Ms. Miryam Steinitz, Head of Human Resources. Compensation expenses recorded in 2016 included $213.3 in salary expenses and $53.4 in benefit costs.

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

In accordance with the company’s executive compensation policy, we also paid cash bonuses to our Covered Executives (other than the Chief Executive Officer) upon compliance with predetermined 2016 performance parameters set by the Compensation Committee and the Board of Directors. The 2016 cash bonus expenses for Mr. Bar-Lev, Dr. Dor, Ms. Payne and Ms. Steinitz were $394.0, $240.3, $329.5 and $117.0, respectively. The cash compensation amounts were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.

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

In line with our goal of aligning the compensation of Mr. Gil Shwed, our Chief Executive Officer and Director, with the objectives of our shareholders, on June 7, 2016, we granted Mr. Shwed options to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years.

As of December 31, 2016, our executive officers and directors held options to purchase an aggregate of approximately 11.86 million shares and held 104,416 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $29.49 and $84.77, and their expiration dates range between June 2017 and June 2023. During 2016, we granted our executive officers and directors options to purchase an aggregate of approximately 2.25 million shares and approximately 38.48 thousand RSUs under our equity incentive plans. The exercise price of these options was $72.76-$84.77, and their expiration is January 2023-June 2023. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2016 for Mr. Shwed, Mr. Bar-Lev, Dr. Dor, Ms. Payne and Ms. Steinitz, of $35,531.8, $4,786.1, $3,550.0, $3,196.0 and $877.8, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2 u. to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with Israel’s Companies Law.

Our board of directors currently consists of ten members, including two outside directors in accordance with the requirements of the Israeli Companies Law. See “—Outside and Independent Directors.” Under our articles of association, the number of directors on our board is to be no less than six and no more than twelve. Each director (other than an outside director as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each executive officer is elected by the board of directors and serves at the discretion of the board. All of our executive officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.

As permitted under the Israeli Companies Law, our articles of association provide that any director may, by written notice to us, appoint another person to serve as an alternate director or may cancel the appointment of an alternate director. Any person eligible to serve as a director, other than a person who is already a director or an alternate director, may act as an alternate director. The term of appointment of an alternate director may be for one meeting of the board, for a specified period of time, a specified meeting or action of the board or until notice is given of the cancellation of the appointment. No director has appointed, and, to our knowledge, no director currently intends to appoint, any other person as an alternate director. We do not have any service contracts with our directors providing for benefits upon termination of service.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2016, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2018, and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2017.

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

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will consist of individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions. Although we have not included these provisions in our articles of association because our board of directors already complies with the independence requirements and the corporate governance rules of the NASDAQ Global Select Market, as described below, a majority of our board of directors and all the members of our audit committee, compensation committee and nominating committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

As of December 31, 2016, our board of directors has determined that each of Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit is an independent director under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

Committees of the Board of Directors

Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, a compensation committee and a nominating committee.

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

In addition, the NASDAQ regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the NASDAQ regulations applicable to audit committee members and each of whom is financially literate and one of whom has accounting or related financial management expertise. Irwin Federman is the chairman of the audit committee. Yoav Chelouche, Guy Gecht and Ray Rothrock serve as the other members of our audit committee. The audit committee has adopted a written audit committee charter as required by the NASDAQ regulations.

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

Under the Israeli Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting and, in addition, a majority of the attending committee members are independent directors within the meaning of the Israeli Companies Law and include at least one outside director.

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

In addition, the NASDAQ rules also require us to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under NASDAQ rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements. Ray Rothrock is the chairman of the compensation committee. Yoav Chelouche, Irwin Federman and Guy Gecht serve as the other members of our compensation committee. The compensation committee has adopted a written compensation committee charter.

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

Nominating committee. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, and provides oversight in the evaluation of our board of directors and each committee. David Rubner is the chairman of the nominating committee. Irwin Federman, Ray Rothrock and Tal Shavit serve as the other members of our nominating committee. The nominating committee has adopted a written nominating committee charter.

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

Employees

As of December 31, 2016, we had 4,281 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function	2016	2015	2014
Research, development and quality assurance	1,324	1,296	1,048
Marketing, sales and business development	1,936	1,650	1,252
Customer support	599	558	504
Information systems, administration, finance and operation	422	394	354

Total	4,281	3,898	3,158

From time to time, we also engage a limited number of subcontractors. As of December 31, 2016, we had 60 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Function	2016	2015	2014
Israel	1,898	1,803	1,486
United States	1,040	926	776
Rest of the World	1,343	1,169	896

Total	4,281	3,898	3,158

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2017.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	30,503,912	17.9%	Ordinary shares	5,540,000	$49.50 - $84.77	05/23/2018-06/06/2023
Marius Nacht	11,214,986	6.8%	Ordinary shares	—	—	—
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	43,919,685	25.5%	Ordinary shares	7,610,000	$49.50 - $84.77	04/12/2018-06/06/2023

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 28, 2017.
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 28, 2017.
(4)	Each of Messrs./Mmes. Ungerman, Bar-Lev, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2016:

Plan	Outstanding options, RSUs & ESPP Shares	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	1,321,836	$29.49-$84.77	06/28/2017-11/01/2023	667,250
2005 Israel Equity Incentive Plan	12,387,847	$29.49-$84.77	06/28/2017-11/01/2023	6,658,500
Employee Stock Purchase Plan	1,326,720

Total shares reserved for outstanding options, RSU and for future grants under the amended equity incentive plans is 16,597,520, which is 9.2% of (i) our total outstanding ordinary shares, plus (ii) our ordinary shares reserved for issuance under our amended equity incentive plans, in each case as of December 31, 2016.

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

As of December 31, 2016, we had granted options to purchase an aggregate of 27,256,690 ordinary shares under the Equity Plans combined, of which options to purchase 12,577,750 ordinary shares were outstanding on that date. The option exercise prices of the outstanding options as of December 31, 2016 range between $29.49 and $84.77 per share. As of December 31, 2016, we had granted an aggregate of 6,115,569 RSUs and PSUs under the equity plans combined, of which 1,131,933 RSUs and PSUs were outstanding on that date.

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

2005 Israel Equity Incentive Plan, as Amended

Awards. The Israel Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to directors, employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period as prescribed by Israeli law; (ii) “Non-approved 102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants; (iii) Restricted Stock; (iv) RSUs; (v) Performance Shares; (vi) PSUs; and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

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

Employee Stock Purchase Plans

In 1996, we adopted an Employee Stock Purchase Plan, which was subsequently amended and restated in 2015. We refer to the Employee Stock Purchase Plan, as amended and restated, as the US ESPP, and the Employee Stock Purchase Plan (Non-U.S. Employees), as the ROW ESPP, and together with the US ESPP, as the “ESPPs”. The ESPPs permit full time employees and employees employed on a part-time employment basis of 80% or more (as well as employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions.

According to the amendments, commencing the purchase period that begins February 1, 2016, 500,000 ordinary shares are authorized for issuance under the US ESPP (out of which 54,696 ordinary shares had been issued through December 31, 2016) and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 118,584 ordinary shares had been issued through December 31, 2016).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2016, 2015 and 2014, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2016:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2016		December 31, 2015		December 31, 2014
Gil Shwed	30,503,895	17.8%	31,263,862	17.35%	31,385,828	16.5%
Massachusetts Financial Services Company(3)	12,716,114	7.7%	N/A	—	N/A	—
Marius Nacht	11,214,986	6.8%	21,214,986	12.1%	21,214,986	11.5%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table.
(2)	If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	As of December 31, 2016, based on information contained in a Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 7, 2017. Based on information available to us, as of December 31, 2014 and 2015, Massachusetts Financial Services Company did not beneficially own more than 5% of our outstanding ordinary shares. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2016, there were 147 holders of record of our ordinary shares in the United States, representing approximately 84.81% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2015, we had employee and payroll accrual for related parties in total of $2.6 million, for the years 2002 through 2007. As of December 31, 2016, the accrual amounted to a total of $1.8  million for the years 2002 through 2007.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy

We currently do not intend to distribute any amounts as dividend in the near-term. During 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we are obligated to invest approximately $111 million in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. For amounts distributed as dividends from earnings from 2012 onwards, we are exempt from additional taxes.

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

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2012	65.00	40.60
2013	64.95	44.41
2014	80.82	60.50
2015	88.49	65.09
2016	89.98	71.64

2015
First quarter	86.00	75.35
Second quarter	88.49	78.12
Third quarter	86.71	65.09
Fourth quarter	87.98	77.74

2016
First quarter	87.98	71.64
Second quarter	89.98	76.52
Third quarter	84.00	74.38
Fourth quarter	86.70	74.34

Most recent six months
September 2016	79.00	74.54
October 2016	84.98	74.34
November 2016	85.85	81.39
December 2016	86.70	80.78
January 2017	99.74	84.00
February 2017	101.77	97.26
March 2017	104.34	98.25

On April 26, 2017, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $104.22 per share.

ITEM 10. ADDITIONAL INFORMATION

We were incorporated in Israel in July 1993, and we are registered with the Israeli Registrar of Companies as public company number 52-004282-1.

The objectives and purposes stated in our memorandum of association are to engage in any lawful activity. We develop, market and support a wide range of products and services for IT security, and offer our customers an extensive portfolio of network security, endpoint security, data security and management solutions. A broad range of our network security solutions operate under a unified security architecture, with central management and enforcement of security policy, and with centralized real-time security updates. Our products and services are sold to enterprises, service providers, small and medium-sized businesses and consumers.

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

The Israeli Companies Law also provides that an acquisition of shares in a public company, such as our company, must be done by means of a tender offer, if as a result of the acquisition, the purchaser would become the holder of 25% or more of the voting rights in the company (unless there is another 25% shareholder of the company, or the shares are acquired from another 25% shareholder). Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company, such as our company, must be done by means of a tender offer, if as a result of the acquisition the purchaser would hold more than 45% of the shares of the company (unless there is another holder of more than 45% of the shares of the company, or the shares are acquired from another holder of more than 45% of the shares of the company). These rules do not apply if the acquisition takes the form of a merger.

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

Approvals . The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction may not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approval of the company’s compensation committee and the board of directors is required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the compensation committee is sufficient). Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.

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

Compensation of Executive Officers and Directors; Executive Compensation Policy

In accordance with the Israeli Companies Law, we have adopted a compensation policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In accordance with the Israeli Companies Law, the policy must be reviewed and readopted at least once every three years.

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

In accordance with the Israeli Companies Law, our policy was readopted in June 2016 by the compensation committee, the board of directors and our shareholders.

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

During 2016, the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Yeholot Association. Gil Shwed, our founder, Chief Executive Officer and Director, is a member of the Board of Trustees of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

General corporate tax structure in Israel

Taxable income of Israeli companies was subject to tax at the rate of 26.5% in 2014 and 2015 and 25% in 2016, and will be subject to tax at the rate of 24% in 2017 and 23% in 2018 and thereafter.

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

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Among other changes, the new Law includes, Amendment 73 to the Investment Law (“Amendment 73”). Amendment 73 prescribes special tax tracks for technological enterprises. One of the tracks is for Technological preferred enterprise—an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property. The special tax tracks under Amendment 73 are subject to rules that are expected to be issued by the Minister of Finance. As of April 28, 2017, the rules have not been issued.

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

On November 11, 2013, Check Point Ltd. reached a settlement agreement with the ITA which provided (i) the full settlement of all disputes with the ITA with respect to the tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

In December 2016, Check Point Ltd. reached a settlement agreement with the ITA for tax years 2012 through 2015.

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

Equity Based Compensation

Effective from January 1, 2003, the Tax Reform Legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee, up to 48% tax in 2016 and 47% in 2017 and thereafter, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed (“the surtax”). Accordingly, the marginal tax rate of an individual was increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720 and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s taxable income in 2017 exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the surtax was imposed. Accordingly, the capital gain tax rate percentage increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the capital gain tax rate percentage is increased by 3% if the employee’s taxable income 2017exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 48% tax in 2016 and 47% in 2017 and thereafter, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% (pursuant to 2011 tax reform legislation, the capital tax rate increased from 20% or 25% in 2011 to 25% or 30% in 2012 and thereafter) on the capital profit upon the sale of the underlying shares/shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual or the capital gain tax rate percentage, as applicable, increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s taxable income in 2017 exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 48% in 2016 and 47% in 2017 and thereafter) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s taxable income in 2017 exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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

United States Federal Income Tax Considerations

The following discussion describes the material U.S. federal income tax considerations relating to the ownership or disposition of our ordinary shares to a holder who is:

•	A citizen or resident (as defined for U.S. federal income tax purposes) of the United States;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states;

•	An estate, if the estates income is subject to U.S. federal income taxation; or

•	A trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons (e.g., a U.S. citizen, resident, or corporation) have the authority to control all of its substantial decisions or the trust has a valid election in effect under U.S. Treasury Regulations to be treated as a “United States person”.

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

This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report. This discussion generally considers only U.S. Shareholders who will hold the ordinary shares as capital assets.

This summary discussion does not address tax considerations applicable to a U.S. Shareholder that may be subject to special tax rules including, without limitation, the following:

•	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax).

•	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as banks, financial institutions, insurance companies, broker-dealers or traders in securities.

•	U.S. Shareholders that are tax-exempt organizations and pension funds.

•	U.S. Shareholders that are former citizens or long-term residents of the United States.

•	U.S. Shareholders that are partnerships or entities treated as partnerships or other pass-through entities and persons who own the ordinary shares through such entities, and non-U.S. individuals or entities.

•	U.S. Shareholders that are real estate investment trusts or regulated investment companies.

•	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution.

•	U.S. Shareholders who hold our ordinary shares as part of a hedging, straddle, integrated, or conversion transaction.

•	U.S. Shareholders who acquire their ordinary shares in a “compensatory transaction”.

•	U.S. Shareholders whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar.

•	Any aspect of U.S. estate, gift, state, or local tax law, or any non-U.S. tax law.

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

Limitation of Benefits rule may apply from the income tax treaty.

Any distributions in excess of earnings and profits will be treated first as non-taxable return of capital, reducing a U.S. Shareholder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a sale or exchange of the ordinary shares. Any capital gain so realized will generally be taxable to the U.S. Shareholder as either long-term or short-term capital gain depending upon whether the U.S. Shareholder has held the ordinary shares for more than one year as of the time such distribution is received. Our dividends will generally not qualify for the dividends received deduction available to corporations. Any cash distribution paid in Israeli Shekels will equal the U.S. dollar value of the distribution, calculated based on the spot exchange rate in effect on the date of the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Shareholder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. A 10% or more U.S. shareholder may have additional concerns not noted here.

Credit for Israeli Taxes

Subject to certain conditions and limitations, a U.S. Shareholder of an Israeli corporation maybe eligible for a foreign tax credit to offset a portion of the U.S. tax liability assessed on Israeli sourced income when repatriated to the U.S.    The U.S. Internal Revenue Code provides a foreign tax credit limitation on the amount of foreign tax credits that maybe used during each taxable year. This limitation requires detailed knowledge of the mechanics of the rules proscribed in the code and support regulations. Under no circumstances, can foreign tax credits be used to offset a U.S. tax assessment on U.S. source income, and the credit may not exceed the U.S. tax assessment on foreign income.

A U.S. Shareholder may elect to claim a foreign tax credit on its U.S. federal income tax return for foreign taxes paid or accrued, alternatively, the U.S. Shareholder may elect to claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do so for all foreign income taxes in that year. Special rules for determining a U.S. Shareholder’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each U.S. Shareholder should consult his, her, or its own tax advisor to determine whether and if the specific shareholder would be entitled to this credit.

Sale, Exchange, or Other Disposition of the Ordinary Shares

The sale or exchange of ordinary shares may result in the recognition of capital gain or loss for the U.S. Shareholder. The amount of gain or loss is the difference between the U.S. dollar value of the amount realized on the sale or exchange and the tax basis in the ordinary shares. If a U.S. Shareholder’s holding period for the ordinary shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains of non-corporate U.S. Shareholders realized upon a sale or exchange of ordinary shares generally will be eligible for a preferential rate of taxation. The deductibility of capital losses may be subject to limitation. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

Additional Tax on Investment Income

U.S. Shareholders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% tax on all or a portion of their “net investment income”, including, among other things, dividends on and capital gains from the sale or other disposition of our ordinary shares, subject to certain limitations and exceptions.

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

A U.S. Shareholder may be able to mitigate certain adverse tax consequences of holding shares in a PFIC by making a “qualified electing fund,” “deemed sale” or “mark-to-market” election. However, these elections require specific conditions to be met, for example, as a U.S. Shareholder you may make a qualified electing fund election only if we agree to furnish certain tax information annually. We do not presently prepare or provide this information, and this information may not be available to you if we are subsequently determined to be a PFIC. A number of specific rules and requirements apply to a U.S. Shareholder under any of the elections available to owners of a PFIC. You are advised to consult your tax advisor concerning these elections.

Information Reporting and Back up Withholding

Dividend payments and proceeds from the sale or disposal of ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal withholding tax. However, withholding taxes may not apply to a holder, in the event they furnish a valid taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from withholding (for example, a corporation). Amounts withheld as withholding taxes may be credited against a U.S. Shareholder’s federal income tax liability.

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

The Securities and Exchange Commission maintains a Web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR system. We intend to post our Annual Report on our website (www.checkpoint.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at 5 Ha’Solelim Street, Tel Aviv 6789705, Israel.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that result primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or in interest rates.

As of December 31, 2016, securities representing 5.7% of our investments portfolios are rated as AAA; securities representing 53% of the portfolio are rated as AA; securities representing 41.3% of the portfolio are rated as A.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2016:

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2016
	2017	2018	2019	2020	2021
	(in thousands)
Government and corporate debentures—fixed interest rates	$915,302	$724,408	$591,471	$332,255	$122,507	$2,685,943	$2,676,687
U.S. Agencies	149,972	147,558	203,001	132,746	37,364	670,641	666,909
Government and corporate debentures—floating interest rates	13,247	9,005	2,592	6,013	—	30,857	30,941
Short-term deposits, money market instruments & cash	294,488	—	—	—	—	294,488	294,488

Total	$1,373,009	$880,971	$797,064	$471,014	$159,871	$3,681,929	$3,669,025

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

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in the following currencies: the Israeli Shekel, the Euro, the British Pound, the Swedish Krona, the Japanese Yen, the Czech Koruna, the Norwegian Krone, the Singapore Dollar and the Canadian Dollar. As of December 31, 2016, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $153 million. These contracts were for a period of up to twelve months. The net gains recognized in “financial income, net” during 2016 were $1.8 million.

During 2016, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and in Euro. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $0.1 million were recognized when the related expense were incurred and classified in operating expenses during 2016. As of December 31, 2016, we had outstanding forward contracts in the notional amount of $52 million and their fair value amounted to $0.05 million.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2016 would result in an increase in operating expenses of $38 million for the year ended December 31, 2016. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2016, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2016, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of EY Global), an independent registered public accounting firm which has issued an attestation report on the Company’s internal control over financial reporting included elsewhere in this Annual Report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Yoav Chelouche and Irwin Federman are “audit committee financial experts” and that they are independent under the applicable Securities and Exchange Commission and NASDAQ Global Select Market rules.

ITEM 16B. CODE OF ETHICS

In March 2004, our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions. The Code of Ethics is updated from time to time and was last updated in 2014. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 959 Skyway Road, Suite 300, San Carlos, California 94070 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2016 and 2015 (in thousands):

	Year Ended December 31, 2016		Year Ended December 31, 2015
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$742	78%	$742	80%
Tax fees (2)	208	22%	180	20%

Total	$950	100%	$922	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2016 and 2015, and will receive during 2017 for non-audit services in certain categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2016, the Company repurchased ordinary shares for an aggregate amount of $5,811 million. On May 4, 2016, the Company’s board of directors approved and authorized the repurchase of up to additional $1,500 million of the Company’s ordinary shares and not more than $250 million per quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2016, we used $988 million to repurchase approximately 12.3 million ordinary shares which were repurchased under our eleventh program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	1,308,794	$77	1,308,794	414,265,301
February 1 – February 28	1,249,748	$80	1,249,748	314,999,250
March 1 – March 31	576,237	$83	576,237	266,999,585
April 1 – April 30	970,895	$86	970,895	1,417,097,584
May 1 – May 31	1,241,632	$83	1,241,632	1,314,329,962
June 1 – June 30	718,711	$83	718,711	1,254,329,414
July 1 – July 31	741,357	$81	741,357	1,194,329,710
August 1 – August 31	1,720,249	$76	1,720,249	1,064,328,239
September 1 – September 30	746,587	$76	746,587	1,007,329,155
October 1 – October 31	1,029,240	$78	1,029,240	927,332,342
November 1 – November 30	1,195,914	$84	1,195,914	833,335,399
December 1 – December 31	799,070	$85	799,070	759,369,398
Total	12,298,434	$81	12,298,434

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Check Point has responded to Item  18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-44 below.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (6)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (7)

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (8)

4.9	Check Point Software Technologies Ltd. Executive Compensation Plan (9)

8	List of subsidiaries (10)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2015, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(6)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(9)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 25, 2016.
(10)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28, 2017	A Member of EY Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

We have audited Check Point Software Technologies Ltd. and subsidiaries’ (collectively, the “Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016, and our report dated April 28, 2017, expressed an unqualified opinion thereon.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28, 2017	A Member of EY Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$187,428	$192,312
Short-term bank deposits	107,059	7,034
Marketable securities	1,078,440	1,084,881
Trade receivables (net of allowances for doubtful accounts and sales reserves of $14,832 and $ 16,231 at December 31, 2016 and 2015, respectively)	478,507	410,763
Prepaid expenses and other current assets	41,021	40,844

Total current assets	1,892,455	1,735,834

LONG-TERM ASSETS:
Marketable securities	2,296,097	2,331,187
Property and equipment, net	61,859	48,692
Severance pay fund	4,617	5,262
Deferred tax asset, net	94,608	65,711
Other intangible assets, net	22,155	26,008
Goodwill	812,012	812,012
Other assets	33,833	45,174

Total long - term assets	3,325,181	3,334,046

Total assets	$5,217,636	$5,069,880

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT’D)

U.S. dollars in thousands (except share data)

	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$20,017	$17,833
Employee compensation accruals	155,848	134,505
Deferred revenues	814,418	717,528
Accrued expenses and other current liabilities	175,575	186,987

Total current liabilities	1,165,858	1,056,853

LONG-TERM LIABILITIES:
Deferred revenues	251,166	188,255
Income tax accrual	300,536	283,215
Deferred tax liability, net	—	240
Accrued severance pay	8,953	9,451

Total long-term liabilities	560,655	481,161

Total liabilities	1,726,513	1,538,014

SHAREHOLDERS’ EQUITY:
Share capital -
Preferred shares, NIS 0.01 par value, 5,000,000 shares authorized at December 31, 2016 and 2015; no shares issued and outstanding at December 31, 2016 and 2015	—	—
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2016 and 2015; 261,223,970 shares issued at December 31, 2016 and 2015; 165,975,204 and 174,901,523 shares outstanding at December 31, 2016 and 2015, respectively	774	774
Additional paid-in capital	1,139,642	987,331
Treasury shares at cost – 95,248,766 and 86,322,447 ordinary shares at December 31, 2016 and 2015, respectively	(4,956,172)	(4,043,271)
Accumulated other comprehensive loss	(9,250)	(4,250)
Retained earnings	7,316,129	6,591,282

Total shareholders’ equity	3,491,123	3,531,866

Total liabilities and shareholders’ equity	$5,217,636	$5,069,880

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2015	2014
Revenues:
Products and licenses	$572,964	$555,792	$520,312
Subscriptions	389,885	318,624	265,021
Software updates and maintenance	778,452	755,422	710,483

Total revenues	1,741,301	1,629,838	1,495,816

Operating expenses:
Cost of products and licenses *)	105,967	101,158	95,868
Cost of subscriptions *)	10,841	7,623	5,626
Cost of software updates and maintenance*)	83,011	78,468	74,807
Amortization of technology	2,184	1,808	240

Total cost of revenues	202,003	189,057	176,541
Research and development	178,372	149,279	133,300
Selling and marketing	420,526	359,804	306,363
General and administrative	88,130	91,981	78,558

Total operating expenses	889,031	790,121	694,762

Operating income	852,270	839,717	801,054
Financial income, net	44,402	34,073	28,762

Income before taxes on income	896,672	873,790	829,816
Taxes on income	171,825	187,924	170,245

Net income	$724,847	$685,866	$659,571

Basic earnings per ordinary share	$4.26	$3.83	$3.50

Diluted earnings per ordinary share	$4.18	$3.74	$3.43

*)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Net income	$724,847	$685,866	$659,571

Other comprehensive loss
Change in unrealized losses on marketable securities:
Unrealized losses arising during the period, net of tax benefit of $1,075, $2,032 and $271, respectively	(2,793)	(5,209)	(604)
Gains reclassified into earnings, net of tax (benefits) expense of $728, $(3) and $84, respectively	(2,265)	(19)	(204)

	(5,058)	(5,228)	(808)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax (expense) benefit of $(30), $(136) and $882, respectively	159	716	(4,629)
Losses (gains) reclassified into earnings, net of tax (benefit) expense of $(19), $254 and $471, respectively	(101)	1,332	2,528

	58	2,048	(2,101)

Other comprehensive loss, net of tax	(5,000)	(3,180)	(2,909)

Comprehensive income	$719,847	$682,686	$656,662

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total
	Share	paid-in	shares	comprehensive	Retained	shareholders’
	capital	capital	at cost	income (loss)	earnings	equity
Balance as of January 1, 2014	$774	$774,917	$(2,421,278)	$1,839	$5,245,845	$3,602,097

Excess Tax benefit from stock-based compensation	—	11,669	—	—	—	11,669
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,735,516 ordinary shares, net of 33,748 shares for taxes)	—	11,130	59,136	—	—	70,266
Treasury shares at cost (11,207,320 ordinary shares)	—	—	(764,543)	—	—	(764,543)
Stock-based compensation	—	61,408	—	—	—	61,408
Other comprehensive loss, net of tax	—	—	—	(2,909)		(2,909)
Net income	—	—	—	—	659,571	659,571

Balance as of December 31, 2014	774	859,124	(3,126,685)	(1,070)	5,905,416	3,637,559

Excess Tax benefit from stock-based compensation	—	19,376	—	—	—	19,376
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,143,469 ordinary shares, net of 34,660 shares for taxes)	—	33,703	69,149	—	—	102,852
Treasury shares at cost (12,032,899 ordinary shares)	—	—	(985,735)	—	—	(985,735)
Stock-based compensation	—	74,005	—	—	—	74,005
Replacement of restricted share units upon acquisitions	—	1,123	—	—	—	1,123
Other comprehensive loss, net of tax	—	—	—	(3,180)	—	(3,180)
Net income	—	—	—	—	685,866	685,866

Balance as of December 31, 2015	774	987,331	(4,043,271)	(4,250)	6,591,282	3,531,866

Excess Tax benefit from stock-based compensation	—	17,380	—	—	—	17,380
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,372,115 ordinary shares, net of 37,310 shares for taxes)	—	54,200	74,996	—	—	129,196
Treasury shares at cost (12,298,434 ordinary shares)	—	—	(987,897)	—	—	(987,897)
Stock-based compensation	—	80,731	—	—	—	80,731
Other comprehensive loss, net of tax	—	—	—	(5,000)	—	(5,000)
Net income		—	—	—	724,847	724,847

Balance as of December 31, 2016	$774	$1,139,642	$(4,956,172)	$(9,250)	$7,316,129	$3,491,123

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities:
Net income	$724,847	$685,866	$659,571
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	10,883	10,358	9,178
Amortization of premium and accretion of discount on marketable securities, net and revaluation of short-term bank deposits	23,388	29,611	33,021
Realized gain on sale of marketable securities, net	(2,993)	(16)	(288)
Amortization of intangible assets	3,853	3,612	2,106
Stock-based compensation	82,732	76,302	63,169
Deferred income tax benefit	(32,594)	(15,847)	(12,292)
Excess tax benefit from stock-based compensation	(17,380)	(19,376)	(11,669)
Decrease (increase) in accrued severance pay, net	147	197	(407)
Decrease (increase) in trade receivables, net	(67,744)	(43,384)	12,948
Decrease (increase) in prepaid expenses and other current assets and other assets	11,234	(21,404)	(8,613)
Increase in trade payables	2,184	5,183	1,879
Increase in employees and payroll accruals	19,345	13,835	2,698
Increase (decrease) in income tax accrual and accrued expenses and other current liabilities	28,534	101,235	(77,809)
Increase in deferred revenues	159,801	120,559	112,390

Net cash provided by operating activities	946,237	946,731	785,882

Cash flows from investing activities:
Proceeds from maturity of marketable securities	1,525,929	1,479,241	1,233,866
Proceeds from sale of marketable securities	235,252	109,735	75,910
Proceeds from short-term bank deposits	—	321	—
Investment in marketable securities	(1,746,931)	(1,628,287)	(1,535,800)
Investment in short-term bank deposits	(100,000)	—	(7,343)
Cash paid in conjunction with acquisitions, net of acquired cash	—	(96,544)	—
Purchase of property and equipment	(24,050)	(17,348)	(12,736)

Net cash used in investing activities	$(109,800)	$(152,882)	$(246,103)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from financing activities:
Proceeds from issuance of treasury shares upon exercise of options	$129,196	$102,852	$70,266
Purchase of treasury shares at cost	(987,897)	(985,735)	(768,176)
Excess tax benefit from stock-based compensation	17,380	19,376	11,669

Net cash used in financing activities	(841,321)	(863,507)	(686,241)

Decrease in cash and cash equivalents	(4,884)	(69,658)	(146,462)
Cash and cash equivalents at the beginning of the year	192,312	261,970	408,432

Cash and cash equivalents at the end of the year	$187,428	$192,312	$261,970

Supplemental disclosure of cash flow information:
Cash paid during the year for taxes on income	$180,071	$123,944	$239,245

Supplemental disclosure of non-cash activities:
Replacement of restricted share units upon acquisitions	$—	$1,123	$—

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.	Check Point Software Technologies Ltd. (“Check Point Ltd.”), an Israeli corporation, and subsidiaries (collectively, the “Company” or “Check Point”), develop, market and support wide range of products and services for IT security, by offering an extensive portfolio of network and gateway security solutions, management solutions and data and endpoint security solutions.

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

b.	During 2016, 2015 and 2014, approximately 37%, 38% and 37% of the Company’s revenues were derived from two channel partners. Revenues derived from one channel partner were 19%, 20% and 21% and from the other channel partner were 18%, 18% and 16%, respectively. Trade receivable balances from these two channel partners aggregated to $ 200,479 and $ 181,368 as of December 31, 2016 and 2015, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

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

Most of the Company’s revenues and costs are denominated in United States dollar (“dollar”). The Company’s management believes that the dollar is the primary currency of the economic environment in which Check Point Ltd. and each of its subsidiaries operate. Thus, the dollar is the Company’s functional and reporting currency.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, non-dollar denominated transactions and balances have been re-measured into the functional currency in accordance with Accounting Standard Code (“ASC”) No. 830, “Foreign Currency Matters”. All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments—Debt and Equity Securities”.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s securities are reviewed for impairment in accordance with ASC 320-10-35. If such assets are considered to be impaired, the impairment charge is recognized in earnings when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings. For securities that do not meet these criteria, the amount of impairment recognized in earnings is limited to the amount related to credit losses, while declines in fair value related to other factors are recognized in other comprehensive income (loss).

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

ASC No. 350, “Intangibles—Goodwill and other” (“ASC No. 350”) requires goodwill to be tested for impairment at the reporting unit level at least annually or between annual tests in certain circumstances, and written down when impaired.

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

During the years 2016, 2015 and 2014, no impairment losses have been identified.

i.	Other intangible assets, net:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 5 to 20 years. These intangible assets consist of core technology, trademarks and trade names which are amortized over their estimated useful lives on a straight-line basis and customer relationships which are amortized either over their estimated useful lives in proportion to the economic benefits realized or on a straight-line basis.

j.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2016, 2015 and 2014, no impairment indicators have been identified.

k.	Research and development costs:

Research and development costs are charged to the statements of income as incurred. ASC No. 985-20, “Software—Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

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

The Company derives its revenues mainly from sales of products and licenses, subscriptions and software updates and maintenance. The Company’s products are generally integrated with software that is essential to the functionality of the product. The Company sells its products primarily through channel partners including distributors, resellers, OEMs (Original Equipment Manufacturers), system integrators and MSPs (Managed Service Providers), all of whom are considered end-users.

The Company’s subscriptions provide customers with access to its suite of security solutions and are either sold as a service or an annuity.

The Company’s software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include maintenance services to end-user customers, through primarily telephone access to technical support personnel as well as hardware support services.

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from sales of products and licenses are recognized upon shipment or when the customer has been provided access through delivery of the Certificate Key. Revenues from subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, and therefore revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

The Company’s products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangement that include products, subscriptions and software updates and maintenance are separated into their various elements using the relative selling price method. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

The Company establishes VSOE of fair value based on the renewal prices. If VSOE cannot be established for a deliverable, the Company uses BESP. The Company determines fair value based on BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, its pricing practices.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. Such provisions amounted to $ 16,104 and $ 14,130 as of December 31, 2016 and 2015, respectively.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet, as the Company is legally released from the obligation to employees once the required deposit amounts have been paid.

Severance expenses for the years ended December 31, 2016, 2015 and 2014, were $ 8,165, $ 7,140 and $ 6,726, respectively.

o.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. In 2016, all eligible employees may elect to contribute up to 50%, but generally not greater than $ 18 per year (and an additional amount of $ 6 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to statutory limits. The Company matches 50% of employee contributions to the plan up to a limit of 4.5% of their eligible compensation. In 2016, 2015 and 2014, the Company’s matching contribution to the plan amounted to $ 2,290, $ 1,397 and $ 1,148, respectively.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2016, 2015 and 2014, were $ 3,127, $ 2,311 and $ 2,837, respectively.

r.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be withdrawn upon demand and therefore bear low risk. Marketable securities are held mainly by Check Point Ltd., the Company’s Singaporean subsidiary and the U.S. subsidiary, and are invested in securities denominated in U.S. dollar.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $ 2,255 and $ 2,101 as of December 31, 2016 and 2015, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense (income) amounted to $ 154, $ (1,834) and $ (1,932) in 2016, 2015 and 2014, respectively. Total write offs during 2016, 2015 and 2014 amounted to $ 0, $ 123 and $ 1,537, respectively.

The Company utilizes foreign currency forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. The Company’s exposure is limited to the amount of any asset resulting from the forward contracts.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in the following currencies: the New Israeli Shekel, the Euro, the British Pound, the Swedish Krona, the Japanese Yen, the Czech Koruna, the Norwegian Krone, the Singapore Dollar and the Canadian Dollar. As of December 31, 2016 and 2015, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 153,318 and $ 319,380, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2016, 2015 and 2014 were $ 1,822, $ 378 and $ (21,970), respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2016 and 2015 amounted to liabilities of $ 10 and $ 52, respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel and in Euro. As of December 31, 2016 and 2015, the Company had outstanding forward contracts in the notional amount of $ 51,970 and $ 25,732, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially in OCI and reclassified to the statement of income in the period the related hedged items affect earnings. During 2016, 2015 and 2014 gains (losses) in the amount of $ 120, $ (1,585) and $ (3,009), respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2016 and 2015 amounted to assets of $ 53 and $ 8, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 4,232,063, 1,594,082 and 1,746,613 for 2016, 2015 and 2014, respectively.

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

The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, the most significant of which are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no plans to pay dividends in the foreseeable future.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of options granted and Employee Stock Purchase Plan in 2016, 2015 and 2014 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2016	2015	2014
Expected volatility	22.23%	25.14%	29.30%
Risk-free interest rate	1.07%	1.59%	1.48%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.65	5.59	5.51

Employee Stock Purchase Plan
Expected volatility	23.24%	21.89%	21.47%
Risk-free interest rate	0.16%	0.07%	0.06%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

v.	Fair value of financial instruments:

The Company measures its investments in money market funds (classified as cash equivalents), marketable securities and its foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

The following table shows the components of accumulated other comprehensive income (loss), net of taxes, for the year ended December 31, 2016:

	Year ended December 31, 2016
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Beginning balance	$(4,259)	$9	$(4,250)

Other comprehensive loss before reclassifications	(2,793)	159	(2,634)
Amounts reclassified from accumulated other comprehensive income	*) (2,265)	**) (101)	(2,366)

Net current-period other comprehensive income (loss)	(5,058)	58	(5,000)

Ending balance	$(9,317)	$67	$(9,250)

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2016 for realized gains on marketable securities are included within financial income, net.

**)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2016 for realized gains on cash flow hedges are included mostly within research and development expenses as well as other operating expenses.

x.	Treasury shares:

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

In March, April, May and December 2016, the FASB issued additional updates regarding certain principal versus agent considerations, identifying performance obligations and licensing, various narrow scope improvements and technical corrections and improvements based on practical questions raised by users.

The standard requires revenue to be recognized when control of promised goods or services is transferred to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining customer contracts. The two permitted transition methods under the new standard are the full retrospective method, in which case the standard would be applied to each prior reporting period presented, or the modified retrospective method, in which case the standard is applied only to the period of adoption and the cumulative effect of applying the standard would be recognized at the beginning of that period.

The Company anticipates adopting the new standard at the effective date of January 1, 2018. The Company believes that an impact may be on accounting for costs related to obtaining contracts with customers. The Company is continuing to assess all the potential impacts this standard will have, and as such the Company cannot reasonably estimate quantitative information related to the impact of this standard on its consolidated financial statements at this time.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting” (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The standard became effective for the Company on January 1, 2017. The Company adopted ASU 2016-09 in the first quarter of 2017 using a modified retrospective transition method. As a result, the Company expects to increase its deferred tax asset in the amount of $86 million.

Under the new guidance, the Company has elected to change its policy and has started to recognize forfeitures of awards as they occur. The change in forfeiture policy was adopted using a modified retrospective transition method. The Company expects to record a total cumulative-effect adjustment in retained earnings as of January 1, 2017 for the revision of the forfeiture fair value that have not previously been recognized in an amount of approximately $3 million upon transition.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”). The standard changes the methodology for measuring credit losses on financial instruments and the timing of when such losses are recorded. ASU 2016-13 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2019. Early adoption is permitted for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The standard eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (“the Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. The standard will become effective for the Company beginning January 1, 2020 and must be applied to any annual or interim goodwill impairment assessments after that date. Early adoption is permitted. The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

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

NOTE 4:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of up to one year are as follows:

	December 31,
	2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$915,302	$311	$(446)	$915,167	$994,600	$3,088	$(752)	$996,936
Government-sponsored enterprises debentures	149,972	99	(61)	150,010	46,230	25	(17)	46,238
Government and corporate debentures - floating interest rate	13,247	16	—	13,263	41,690	24	(7)	41,707

	$1,078,521	$426	$(507)	$1,078,440	$1,082,520	$3,137	$(776)	$1,084,881

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2016				2015
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,770,641	$1,903	$(11,024)	$1,761,520	$1,947,588	$1,439	$(8,654)	$1,940,373
Government-sponsored enterprises debentures	520,669	282	(4,052)	516,899	366,700	109	(1,243)	365,566
Government and corporate debentures - floating interest rate	17,610	70	(2)	17,678	25,303	11	(66)	25,248

	$2,308,920	$2,255	$(15,078)	$2,296,097	$2,339,591	$1,559	$(9,963)	$2,331,187

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2016
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$1,717,212	$(11,440)	$40,465	$(30)	$1,757,677	$(11,470)
Government-sponsored enterprises debentures	464,080	(4,112)	4,999	(1)	469,079	(4,113)
Government and corporate debentures - floating interest rate	3,000	(2)	—	—	3,000	(2)

	$2,184,292	$(15,554)	$45,464	$(31)	$2,229,756	$(15,585)

	December 31, 2015
	Investments with continuous unrealized losses for less than 12 months		Investments with continuous unrealized losses for 12 months or greater		Total Investments with continuous unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures—fixed interest rate	$2,138,546	$(9,027)	$68,084	$(379)	$2,206,630	$(9,406)
Government-sponsored enterprises debentures	308,026	(1,252)	5,992	(8)	314,018	(1,260)
Government and corporate debentures—floating interest rate	26,688	(73)	—	—	26,688	(73)

	$2,473,260	$(10,352)	$74,076	$(387)	$2,547,336	$(10,739)

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- MARKETABLE SECURITIES (Cont.)

As of December 31, 2016 and 2015, interest receivable amounted to $ 17,057 and $ 17,754 respectively, and is included within other current assets in the balance sheets.

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$38,072	$—	$38,072
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,676,687	2,676,687
Government-sponsored enterprises debentures	—	666,909	666,909
Government and corporate debentures - floating interest rate	—	30,941	30,941
Foreign currency derivative contracts	—	43	43

Total financial assets	$38,072	$3,374,580	$3,412,652

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$21,085	$—	$21,085
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,937,309	2,937,309
Government-sponsored enterprises debentures	—	411,804	411,804
Government and corporate debentures - floating interest rate	—	66,955	66,955
Foreign currency derivative contracts	—	(44)	(44)

Total financial assets	$21,085	$3,416,024	$3,437,109

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Computers and peripheral equipment	$58,995	$53,937
Office furniture and equipment	7,742	7,332
Building	60,180	46,707
Leasehold improvements	10,554	8,769

	137,471	116,745
Accumulated depreciation	75,612	68,053

Property and equipment, net	$61,859	$48,692

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

	December 31,
	2016	2015
Goodwill, beginning of the year	$812,012	$727,875
Acquisitions	—	84,137

Goodwill, end of the year	$812,012	$812,012

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful Life	December 31,
		2016	2015
Original amount:
Core technology	8	$17,464	$17,464
Trademarks and trade names	15 – 20	25,520	25,520
Customer relationships	5 – 6	2,097	2,097

		45,081	45,081

Accumulated amortization:
Core technology		4,743	2,560
Trademarks and trade names		16,086	14,510
Customer relationships		2,097	2,003

		22,926	19,073

Other intangible assets, net:
Core technology		12,721	14,904
Trademarks and trade names		9,434	11,010
Customer relationships		—	94

		$22,155	$26,008

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of other intangible assets as of December 31, 2016 is as follows:

2017	$3,759
2018	3,759
2019	3,734
2020	3,518
2021	3,518
Thereafter	3,867

$22,155

NOTE 8:- EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2016 and 2015, employees and payroll accruals include a total amount of $ 1,842 and $ 2,568, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

NOTE 9:- DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2016	2015
Subscriptions	$401,764	$285,998
Software updates and maintenance	652,156	607,153
Other	11,664	12,632

	$1,065,584	$905,783

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheet. The remaining deferred revenues which are recognized for a period above one year and up to five years are shown as long term deferred revenues.

NOTE 10:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2015
Income taxes payable	$5,464	$17,388
Accrued products and licenses costs	54,364	44,417
Marketing expenses payable	20,771	19,208
Legal accrual	55,530	57,970
Other accrued expenses	39,446	48,004

	$175,575	$186,987

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2022. The Company recognizes rent expense under such arrangements on a straight-line basis.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2016, were as follows:

2017	$7,963
2018	5,555
2019	2,512
2020	1,203
2021	1,044
Thereafter	36

$18,313

Rent expenses for the years ended December 31, 2016, 2015 and 2014, were $ 10,097, $ 8,287 and $ 6,570 respectively.

b.	Litigations:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

Further, the Company is the defendant in various lawsuits, including employment-related litigation claims, construction claims and other legal proceedings in the normal course of its business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While the Company intends to defend the aforementioned matters vigorously, it believes that a loss in excess of its accrued liability with respect to these claims is not probable.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax:

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”). Under the Preferred Enterprise regime, the Company’s entire preferred income is subject to tax rate of 16% from 2014 and thereafter. The election is irrevocable.

Income not eligible for Preferred Enterprise benefits are taxed at a regular rate, as follows: 2016 – 25% and for 2015 and 2014 – 26.5%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Among other changes, the new Law includes, Amendment 73 to the Investment Law (“Amendment 73”). Amendment 73 prescribes special tax tracks for technological enterprises. One of the tracks is for Technological preferred enterprise—an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property. The special tax tracks under Amendment 73 are subject to rules that are expected to be issued by the Minister of Finance. As of April 28, 2017, the rules have not been issued.

Since definitive criteria to determine the tax benefits had not yet been established as of December 31, 2016, it cannot be concluded that the legislation in respect of technological enterprises had been enacted as of that date. Accordingly, the above changes in the tax rates relating to technological enterprises were not taken into account in the computation of deferred taxes as of December 31, 2016.

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

On November 11, 2013, Check Point Ltd. reached a settlement agreement with the Israeli Tax Authorities (“ITA”) which provided (i) the full settlement of all disputes with the ITA with respect to the for tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $ 111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

In December 2016, Check Point Ltd. reached a settlement agreement with the ITA for tax years 2012 through 2015.

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

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. Undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested amounted to $ 217,045 and unrecognized deferred tax liability related to such earning amounted to $ 37,282 as of December 31, 2016.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

c.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2016 and 2015, the Company’s deferred taxes were in respect of the following:

	December 31,
	2016	2015
Carry forward tax losses	$188,301	$191,561
Employee stock based compensation	30,835	27,517
Other	81,959	60,887

Deferred tax assets before valuation allowance	301,095	279,965
Valuation allowance	(181,947)	(192,332)

Deferred tax asset	119,148	87,633

Intangible assets	(8,461)	(8,045)
Undistributed earnings of subsidiary	(9,925)	(11,435)
Other	(13)	(2,682)

Deferred tax liability	(18,399)	(22,162)

Deferred tax asset, net	$100,749	$65,471

The Company’s subsidiaries in the U.S. have provided valuation allowance in respect of deferred tax assets resulting from carry forward of net operating loss related to excess tax benefits from options exercised prior to the adoption of ASC No. 718.

Through December 31, 2016, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $501,047 expiring beginning 2020, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Excess tax benefits related to employee stock option exercises for which no compensation expense was recognized will be credited to additional paid-in capital when realized. Through December 31, 2016, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $139,768, which expire between fiscal 2017 and fiscal 2034, and are subject to limitations on their utilization. Through December 31, 2016, the U.S. subsidiaries had research and development tax credits of approximately $18,764, which expire between fiscal 2019 and fiscal 2035 and are subject to limitations on their utilization. Also refer to Note 2z.—Impact of recently issued accounting standards.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2016	2015	2014
Domestic	$862,554	$817,164	$784,710
Foreign	34,118	56,626	45,106

	$896,672	$873,790	$829,816

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2016	2015	2014
Current	$194,149	$203,771	$182,537
Deferred	(22,324)	(15,847)	(12,292)

	$171,825	$187,924	$170,245

Domestic	$166,152	$170,883	$154,921
Foreign	5,673	17,041	15,324

	$171,825	$187,924	$170,245

	Year ended December 31,
	2016	2015	2014
Domestic taxes:
Current	$175,522	$175,828	$165,476
Deferred	(9,370)	(4,945)	(10,555)

	166,152	170,883	154,921

Foreign taxes:
Current	18,627	27,943	17,061
Deferred	(12,954)	(10,902)	(1,737)

	5,673	17,041	15,324

Taxes on income	$171,825	$187,924	$170,245

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

f.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2016	2015
Beginning balance	$284,108	$235,705
Increases related to tax positions taken during prior years	25,654	12,051
Decreases related to settlement agreements	(19,871)	—
Decreases related to expiration of statute of limitations	(5,356)	—
Increases related to tax positions taken during the current year	22,142	36,352

Ending balance	$306,677 *)	$284,108	*)

*)	As of December 31, 2016 and 2015 unrecognized tax benefit in an amounts of $6,141 and $893 were presented net from deferred tax asset.

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

We adjust our unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that $ 43,661 out of our unrecognized tax benefit liability will be adjusted within 12 months due to the expiration of a statute of limitations.

During the years ended December 31, 2016, 2015 and 2014, the Company recorded $ 6,025, $ 7,534 and $ 6,214, respectively for interest expense related to uncertain tax positions. As of December 31, 2016 and 2015, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 21,051 and $ 17,413, respectively, which is included within income tax accrual on the balance sheets.

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry-forward tax losses and overall credit carry-forward position, except for Check Point Inc. that the assessment statue period for tax years 2005 through 2011 have expired.

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

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2016		2015		2014
Income before taxes as reported in the statements of income	$896,672		$873,790		$829,816

Statutory tax rate in Israel	25%		26.5%		26.5%
Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(5%	)	(7%	)	(5%	)
Others, net	(1%	)	2%		(1%	)

Effective tax rate	19.0%		21.5%		20.5%

*) Basic earnings per share amounts of the benefit resulting from the “Preferred Enterprise” status	$0.26		$0.31		$0.22

Diluted earnings per share amounts of the benefit resulting from the “Preferred Enterprise” status	$0.26		$0.30		$0.22

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	General:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

b.	Share repurchase:

On May 4, 2016, the Company’s board of directors approved and authorized the repurchase of up to additional $ 1,500,000 of the Company’s ordinary shares and not more than $250,000 per quarter. Under the share repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded by available working capital. As of December 31, 2016, the Company repurchased ordinary shares for an aggregate amount of $ 5,810,702. During 2016, 2015 and 2014 the Company repurchased 12,298,434, 12,032,899 and 11,207,320 shares for an aggregate amount of $ 987,897, $ 985,735 and $ 764,543, respectively.

c.	Stock Options, RSU’s and PSU’s:

In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.

Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance RSUs (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four years of employment. Options, RSUs and PSUs that are cancelled or forfeited before expiration become available for future grants. The number of PSUs granted to sales employees is equal to the amount of compensation earned (based on the employee’s level) divided by the fair value of the ordinary share at the grant date. RSUs and PSUs vest over a four year period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

Under the Equity Incentive Plans, the Company’s non-employee directors receive an automatic annual option grant.

Following the amendments to the Equity Incentive Plans in January 2014, commencing December 31, 2014, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Incentive Plans together shall be automatically reset on such date to equal 10% of the number of ordinary shares issued and outstanding on such date (provided that the number shall not be less than the number of outstanding awards granted under the Equity Incentive Plans as of such date).

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding options, RSUs, PSUs and other awards granted under the Equity Incentive Plans as of such date, and (ii) the number of ordinary shares reserved, authorized and available for issuance under the Equity Incentive Plans on such date.

As of December 31, 2016, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2016
Stock Options outstanding	12,578
RSU outstanding	937
PSU outstanding	195
Ordinary shares available for issuance under the Equity Incentive Plans	2,887

Total Reserved and Authorized Shares as of December 31, 2016	16,597

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands	Weighted average exercise price	Aggregate intrinsic value
	2016
Outstanding at beginning of year	12,739	$57.69	$305,810
Granted	2,710	$80.74
Exercised	(2,781)	$40.16
Forfeited	(90)	$57.15

Outstanding at December 31, 2016	*)12,578	$66.54	$225,384

Exercisable at December 31, 2016	7,326	$60.27	$177,235

*)	As of December 31, 2016, approximately 12.5 million options are vested and expected to vest. Options expected to vest reflect an estimated forfeiture rate for purposes of determining related compensation expense.

The total intrinsic value of options exercised during the years 2016, 2015 and 2014 was $ 112,989, $ 131,603 and $ 89,957, respectively.

The weighted average fair values at grant date of options granted for the years ended December 31, 2016, 2015 and 2014; with an exercise price equal to the market value at the date of grant were $ 17.14, $ 22.39 and $ 19.55, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2016, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options (in thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
29.49	84	0.49	29.49	84	0.49	29.49
43.95-49.50	1,799	3.44	49.40	1,469	3.43	49.39
51.98-55.95	3,219	2.11	53.82	3,048	2.09	53.71
64.03-74.51	3,180	4.76	67.18	1,371	4.35	65.35
80.67-84.77	4,295	5.83	83.50	1,353	5.66	83.60

29.49-84.77	12,577	4.23	66.54	7,325	3.42	60.27

A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2016
Number in thousands
Outstanding at beginning of year	812
Granted	528
Vested	(280)
Forfeited	(123)

Outstanding as of December 31,	937

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2016, 2015 and 2014 were $ 80.73, $ 83.23 and $ 65.08, respectively.

The total fair value of shares vested during the years 2016, 2015 and 2014 was $ 22,772, $ 22,485 and $ 18,414, respectively.

A summary of the Company’s PSUs activity is as follows:

Year ended December 31,
2016
Number in thousands
Outstanding at beginning of year	156
Granted	102
Vested	(37)
Forfeited	(26)

Outstanding as of December 31,	195

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of PSUs granted for the year ended December 31, 2016 and 2015 were $ 82.01 and $ 83.48, respectively.

The total fair value of shares vested during 2016 was $3,056, during 2015 was $ 1,523 and during 2014 no PSUs were vested.

As of December 31, 2016 the Company had a commitment to grants PSU’s at the value of up to $32,963.

As of December 31, 2016, the Company had approximately $ 130,966 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.83 years and $ 14,605 of unrecognized compensation expense related to PSU’s that will be fixed in number during 2017.

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1, 2016, 500,000 ordinary shares are authorized for issuance under the US ESPP and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP. As of December 31, 2016, 173,280 ordinary shares had been issued under the amended ESPP plan.

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

During 2016, 2015 and 2014, employees purchased 311,257, 277,571 and 312,588 ordinary shares at average prices of $ 66.08, $ 60.99 and $ 51.48 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2016, 2015 and 2014, the Company recognized $ 5,432, $ 4,517 and $ 4,187, respectively, of compensation expense in connection with the ESPP.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

e.	Stock-Based Compensation

Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of operations as follows (in thousands):

	Year ended December 31,
	2016	2015	2014
Cost of revenues	$2,153	$1,585	$1,090
Research and development	12,718	11,544	9,284
Selling and marketing	19,168	16,351	13,339
General and administrative	48,693	46,822	39,456

	$82,732	$76,302	$63,169

NOTE 14:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2016	2015	2014
Net income	$724,847	$685,866	$659,571

Weighted average ordinary shares outstanding (in thousands)	170,155	179,218	188,487

Dilutive effect:
Employee stock options, RSUs and PSUs (in thousands)	3,141	4,401	3,813

Diluted weighted average ordinary shares outstanding (in thousands)	173,296	183,619	192,300

Basic earnings per ordinary share	$4.26	$3.83	$3.50

Diluted earnings per ordinary share	$4.18	$3.74	$3.43

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

The following table presents total revenues for the years ended December 31, 2016, 2015 and 2014, and property and equipment, net as of December 31, 2016 and 2015, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2016	2015	2014
Americas, principally U.S.	$847,458	$791,568	$729,933
Europe	627,524	595,850	550,811
Asia-Pacific, Middle-East and Africa	266,319	242,420	215,072

	$1,741,301	$1,629,838	$1,495,816

2.	Property and equipment, net:

	December 31,
	2016	2015
Israel	$56,682	$44,138
U.S.	2,952	3,005
Rest of the world	2,225	1,549

	$61,859	$48,692

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2016, 2015 and 2014 by product lines:

	Year ended December 31,
	2016	2015	2014
Product and licenses:
Network security Gateways	$516,254	$485,778	$469,097
Other*)	56,710	70,014	51,215

	572,964	555,792	520,312
Subscriptions:
Network security Gateways	389,885	318,624	265,021
Software updates and maintenance	778,452	755,422	710,483

Total revenues	$1,741,301	$1,629,838	$1,495,816

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

c.	Financial income, net:

	Year ended December 31,
	2016	2015	2014
Financial income:
Interest income	$69,425	$67,581	$65,497
Realized gain on sale of marketable securities, net	2,993	16	288

	72,418	67,597	65,785

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	23,388	29,622	33,021
Foreign currency re-measurement loss	2,658	485	1,844
Others	1,970	3,417	2,158

	28,016	33,524	37,023

	$44,402	$34,073	$28,762

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: April 28, 2017