Form 20-F
period 2017-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2018-04-27
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2017. 159,034,688 Ordinary Shares, nominal value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

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

Forward-Looking Statements

In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	the effects of increased competition in our market;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2013 to 2017. The selected consolidated statement of income data for the years 2015, 2016 and 2017, and the selected consolidated balance sheet data at December 31, 2016 and 2017, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2013 and 2014, and the selected consolidated balance sheet data at December 31, 2013, 2014 and 2015, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and the related notes thereto, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$1,854,658	$1,741,301	$1,629,838	$1,495,816	$1,394,105
Operating expenses (*):
Cost of revenues	212,963	202,003	189,057	176,541	162,634
Research and development	192,386	178,372	149,279	133,300	121,764
Selling and marketing	433,427	420,526	359,804	306,363	276,067
General and administrative	91,965	88,130	91,981	78,558	72,735
Total operating expenses	930,741	889,031	790,121	694,762	633,200
Operating income	923,917	852,270	839,717	801,054	760,905
Financial income, net	47,029	44,402	34,073	28,762	34,931
Income before taxes on income	970,946	896,672	873,790	829,816	795,836
Taxes on income	168,023	171,825	187,924	170,245	143,036
Net income	$802,923	$724,847	$685,866	$659,571	$652,800
Basic earnings per ordinary share	$4.93	$4.26	$3.83	$3.50	$3.34
Shares used in computing basic earnings per ordinary share	162,720	170,155	179,218	188,487	195,647
Diluted earnings per ordinary share	$4.82	$4.18	$3.74	$3.43	$3.27
Shares used in computing diluted earnings per ordinary share	166,662	173,296	183,619	192,300	199,487

(*)	Including pre-tax charges for stock based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Amortization of intangible assets and acquisition related expenses
Cost of revenues	$2,184	$2,184	$1,808	$240	$612
Research and development	7,588	7,588	6,146	—	—
Selling and marketing	3,264	3,358	3,267	1,866	2,408
Stock-based compensation
Cost of revenues	$2,741	$2,153	$1,585	$1,090	$1,048
Research and development	16,233	12,718	11,544	9,284	9,001
Selling and marketing	18,278	19,168	16,351	13,339	11,193
General and administrative	50,207	48,693	46,822	39,456	29,870

	December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$757,506	$726,597	$678,981	$780,825	$617,520
Total assets	5,462,926	5,217,636	5,069,880	4,948,818	4,886,437
Shareholders’ equity	3,600,123	3,491,123	3,531,866	3,637,559	3,602,097
Capital stock	1,305,904	1,140,416	988,105	859,898	775,691

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

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

•	the continued adoption of “cloud” infrastructure by organizations;

•	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

•	continued access to mobile API’s, APPs and application stores with Apple, Google and Microsoft;

•	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

•	general economic conditions in the markets in which we, our customers and our suppliers operate.

In 2017, global and regional economies around the world and financial markets, remained volatile as a result of a multitude of factors, including economic and political uncertainty, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc., Palo Alto Networks, Inc., McAfee, Inc., and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc., with respect to specific products that we offer. In addition, there are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

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

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2017, 2016 and 2015, we derived approximately 54%, 52% and 53%, respectively, of our sales from our ten largest distributors. In 2017, 2016 and 2015, our two largest distributors accounted for approximately 36%, 37% and 38% of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products, as well as related revenues from security subscriptions and from software updates and maintenance. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance and security subscriptions represent an additional revenue source. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

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

Our actual or perceived failure to adequately protect personal data could adversely affect our business and results of operations.

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy- and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.

For example, we previously relied upon adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU Safe Harbor Framework, which we refer to as the Safe Harbor, agreed to by the U.S. Department of Commerce and the EU. The Safe Harbor, which established means for legitimizing the transfer of personal data by U.S. companies from the European Economic Area, or EEA, to the U.S., was invalidated in 2015 by a decision of the European Court of Justice, or the ECJ. Now that the EU and U.S. have implemented a successor privacy framework called the Privacy Shield, we are reviewing and documenting our practices required to obtain certification under the Privacy Shield, in addition to entering into EU Model Contracts with our vendors where appropriate and feasible in anticipation of the possibility that either the Privacy Shield or EU Model Contracts may be legally challenged or voided like Safe Harbor in an uncertain political environment. In addition, the EU General Data Protection Regulation, which goes into full effect in May 2018, is expected to result in substantial changes to our compliance obligations, including contractual requirements for data transfers outside the EEA, and a significant increase in potential administrative fines for non-compliance. Similarly, the June 2016 approval by voters in the United Kingdom, or U.K., of a referendum to leave the EU could require us to make additional changes to the way we conduct our business and transmit data between the U.S., U.K., EU and the rest of the world.

Our actual or alleged failure to comply with applicable laws and regulations, or to protect personal data, could result in enforcement actions, significant penalties or other legal action against us or our customers or suppliers, which could result in negative publicity, increase our operating costs, subject us to claims or other remedies and have a material adverse effect on our business and results of operations.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), new SEC regulations, amendments to the Israeli Companies Law and NASDAQ Global Select Market rules are creating increased compliance costs and uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. The implementation of these laws and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In addition, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and the report of an independent registered public accounting firm on the Company’s internal control over financial reporting.

In connection with our Annual Report for fiscal 2017, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2017, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2017. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

We have incurred and expect to continue to incur costs associated with determining whether any of our products are covered by the conflict minerals rules. Based on our most recent evaluation, we have determined that we do not manufacture or contract to manufacture any products that would be subject to the conflict mineral rules. However, in the event that our products or those that we may contract to manufacture in the future do contain materials covered by the conflict minerals rules, we would be required to comply with applicable disclosure requirements, including conducting diligence procedures to determine the sources of certain minerals that may be used or necessary for the production of our products and, if applicable, undertake potential changes to products, processes or sources of supply as a consequence of such verification activities. In addition, if our products or those that we contract to manufacture do contain materials covered by the conflict mineral rules, these rules could adversely affect the sourcing, supply and pricing of materials used in our products, particularly if the number of suppliers offering the minerals identified as “conflict minerals” sourced from locations other than the Democratic Republic of Congo and adjoining countries is limited. It is also possible that we may face reputational harm if we determine that certain of our products contain minerals not determined to be conflict free and/or we are unable to alter our products, processes or sources of supply to avoid such materials.

If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2018, our directors and executive officers owned approximately 19.7% of the voting power of our outstanding ordinary shares, or 23.8% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2018. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term bank deposits and marketable securities totaled $3,848 million as of December 31, 2017. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested primarily in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in our financial income or the value of our investments as a result of the low interest rate environment, falling interest rates, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting a maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments as part of our income, our reported net income for the year ended December 31, 2017, would have decreased by $16 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2017, we incurred approximately 42% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2017, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2017, we had outstanding forward contracts that hedge against changes in foreign currency exchange rates of $7 million.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2017, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $338 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations on exposures that have not been covered by our hedging strategy.

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

The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and results of operations

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” On February 8, 2017, the U.K.’s House of Commons approved a bill authorizing the government to start exit talks with the European Union, and on March 29, 2017, the U.K. Government served formal notice under Article 50 of The Treaty on European Union to terminate the U.K.’s membership of the E.U. The impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations.

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

Uncertainties in the interpretation and application of the 2017 Tax Cuts and Jobs Act could materially affect our tax obligations and effective tax rate.

The 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017, and significantly affected U.S. tax law by changing how the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations in the period issued.

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

Risks Related to Our Operations in Israel

Potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; the hostilities between Israel and Hezbollah and between Israel and Hamas; as well as tensions between Israel and Iran, have also heightened these risks, including extensive hostilities along Israel’s border with the Gaza Strip, which included missiles being fired from the Gaza Strip into Israel. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. In addition, there are significant ongoing hostilities in the Middle East, particularly in Syria and Iraq, which may impact Israel in the future. Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, results of operations and financial condition. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2017, our effective tax rate was 17%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

If we fail to meet the conditions upon which certain favorable tax treatment is based, we would not be able to claim future tax benefits and could be required to refund tax benefits already received.

Any of the following could have a material effect on our overall effective tax rate:

•	Some programs may be discontinued,

•	We may be unable to meet the requirements for continuing to qualify for some programs,

•	These programs and tax benefits may be unavailable at their current levels, or

•	We may be required to refund previously recognized tax benefits if we are found to be in violation of the stipulated conditions.

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

Check Point Heritage and Vision

Since its inception, Check Point’s sole focus has been on IT security. Making the Internet secure, reliable and available for corporations and consumers has been, and continues to be, our ongoing vision. Building on our heritage of pioneering the first firewall, and with a long track record of industry-leading cyber security solutions, the company’s products provide protection against existing types of cyber security threats in a range of environments: physical and virtual networks, cloud and mobile surroundings, critical infrastructures and the ’Internet of Things’ (IoT). Today, Check Point is one the largest pure cyber security vendors globally. We are committed to addressing the real needs of our customers and we take pride in consistently charting innovation in a field that never ceases to stop evolving.

Check Point Technology Leadership in 2017

Gartner

•	Leader Enterprise Network Firewall Market Quadrant 2017

•	Leader Unified Threat Management Magic Quadrant 2017

NSS Labs

•	Recommended in Breach Prevention System Test 2017

•	Recommended in Breach Detection Systems Test 2017

•	Recommended in Next Generation Firewall Test 2017

•	Recommended in Next Generation IPS Test 2017

Miercom

•	SandBlast Mobile Receives Certified Secure Award

Business Highlights

Details regarding the important events in the development of our business since the beginning of 2017 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

We are incorporated as a company under the laws of the State of Israel in 1993 under the name of “Check Point Software Technologies Ltd.” Our registered office and principal place of business is located at 5 Ha’Solelim Street, Tel Aviv 6789705 Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s web site is www.checkpoint.com. The contents of our web site are not incorporated by reference into this Annual Report.

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

Market Landscape - The 5th Generation of Cyber Security

In the last 25 years, cyber-attacks and protections against them have advanced rapidly. During 2017 we have seen unprecedented cyber-attacks carried out as large-scale, multi-vector mega attacks that inflicted major damage on businesses and their reputations. Looking back, we identify the different generations of both attacks and security products. Today’s attacks are the most advanced and impactful we have ever seen, we find ourselves in the midst of the 5th generation of cyber-attacks. Yet the security deployed by most businesses is generationally behind and incapable of protecting against such attacks. Specifically, while we are facing the 5th generation of attacks, most businesses only have 2nd or 3rd generation security. Let us look at the generations of attacks and associated security:

•	Generation 1 – Late 1980s, virus attacks on stand-alone PCs affected all businesses and drove the rise of anti-virus products.

•	Generation 2 – Mid 1990s, attacks from the internet affected all business and drove the creation of the firewall.

•	Generation 3 – Early 2000s, exploiting vulnerabilities in applications affected most businesses and drove the rise in intrusion prevention systems (IPS) products.

•	Generation 4 – Approximately 2010, rise of targeted, unknown, evasive, polymorphic attacks affected most businesses and drove the increase in anti-bot and sandboxing products.

•	Generation 5 – Approximately 2015, large scale and multi-vector mega attacks using advanced attack technologies. These are fast moving attacks so detection-only is not enough. These attacks target traditional attack vectors and expanded to mobile and cloud. Advanced threat prevention is required.

While it may be an operational practice for businesses to avoid cutting-edge IT technologies in critical operations, being generationally behind in security protection leaves the business fully exposed to advanced attacks that not only affect operations and exposes critical information but can also cause extreme reputational damage even to the point of threatening business viability. Right now, even 4th generation security is simply not enough to properly protect against today’s 5th generation of attacks on today’s IT environments, cloud deployments and mobile devices. This is clearly not a risk worth taking.

To address this dangerous gap, businesses need to move from second and third generation approach of patch-work and best of breed deployments to a unified security foundation, a well-defined security architecture. This architecture should provide:

•	Proven, best threat prevention technologies across a business’s entire IT infrastructure of networks, cloud and mobile.

•	Real time sharing of threat intelligence across enterprises and within the enterprise.

•	A single, consolidated security management framework.

Product Strategy and Offerings

At Check Point, we strive to bring to market the most innovative, highest quality products that provide exceptional value to our customers, allowing businesses of all sizes to be at the 5th generation of cyber-security and proactively protect their networks and prevent sophisticated (generation 5) threats. Our product strategy of driving innovation through research and development and strategic partnerships reflects that goal, allowing Check Point to blaze new trails with market leading products and solutions. This strategy steers corporate security strategies away from merely detecting threats to effectively preventing them while enabling businesses to adopt advanced IT technology and services, including mobility and cloud solutions.

Check Point Infinity Architecture

Check Point Infinity Architecture is a fully consolidated cyber security architecture that protects against 5th generation mega cyber-attacks across all networks, endpoint, cloud and mobile. The architecture is designed to resolve the complexities of growing connectivity and inefficient security. Check Point Infinity leverages unified threat intelligence and open interfaces, enabling all environments to stay protected against targeted attacks. As a result, it provides comprehensive threat prevention which seals security gaps, enables automatic and immediate threat intelligence sharing across all security environments and a consolidated security management for an efficient security operation. Check Point Infinity delivers protection against current and potential attacks, today and in the future.

Check Point Infinity Total Protection security consumption model enables enterprises to benefit from the most advanced threat prevention technologies available. The program enables enterprises full use of all of Check Point’s security technologies protecting their networks, endpoint, mobile and cloud via an annual security subscription based on the number of enterprise users.

Check Point Network Security

In order to cater to the different needs and demands of our customers, we offer a wide portfolio of security gateways from platforms for small business (SMB) and small office locations to high end and high demanding data center and perimeter environments. On each security gateway we offer the full extent of Check Point’s network security portfolio from industry leading next generation firewall, IPS, VPN, WEB security and Data Security (DLP) to a wide set of threat prevention technologies blocking known and unknown types of cyber-attacks. Check Point‘s security gateways are available as software-only products, that can run on standard hardware, or on dedicated security gateway hardware appliances. In 2016, we launched a new security gateway appliances product line for the vast majority of our product categories, starting with the 700 appliance series for SMBs, the 1400, 3000 and 5000 series of security gateways for enterprises, the 15000, 23000 series for data centers and high-end data centers. During 2017 we expanded the product line with the 3100, 5100, 5900 security gateways for enterprises and 44000, 64000 high-performance scalable platforms.

Check Point Threat Prevention Technologies & Products

In the ongoing task, of increasing the ability to block and prevent cyber-attacks before they happen, the Check Point SandBlast family of advanced threat prevention and zero-day protections include over 30 different innovative technologies developed to combat the growing frequency and sophistication of cyber security threats.

The SandBlast technologies are deployed as part of Check Point’s advanced threat prevention products for the network perimeters (SandBlast Network), for the endpoints (SandBlast agent), for web browsers (SandBlast agent for browsers) and mobile (SandBlast Network). In 2017, we expanded our threat prevention capabilities with the Anti-Ransomware agent, preventing the most evasive zero-day ransomware, web sandboxing (an early detonation technology that detects highly evasive zero-day exploits in Adobe Flash objects) and Image Extraction, that carries out the sanitization process on suspicious images.

Check Point Cloud Security

The growth and popularity of the public cloud continues to drive more data beyond traditional IT security protections and into data center environments that are no longer owned, managed or controlled by corporate IT. Indeed, security is continually cited as a key barrier to wide-spread enterprise cloud adoption. Further, traditional security approaches do not fit with the dynamic nature of the cloud and therefore leave business exposed to a whole host of new threats. Check Point combines a history of innovation in threat prevention security with a dynamic and agile deployment to lead our customers into the cloud.

As part of the Check Point Infinity Architecture, Check Point’s CloudGuard cloud security product family delivers threat prevention to the most comprehensive amount of cloud providers and applications with dynamic and agile security.

Check Point CloudGuard delivers industry leading threat prevention security for enterprise cloud networks, data and applications. The portfolio integrates with a large number of cloud infrastructure and workload platforms (such as VMware NSX, Cisco ACI, Amazon’s AWS, Microsoft’s Azure cloud or Google’s cloud platform) and cloud-based applications (such as Salesforce, Office 365 and Box) to work at protecting cloud services against most sophisticated malware and zero-day attacks. Furthermore, Check Point supports single-click and agile deployment models aligned with the dynamic nature of cloud services for our customers’.

Check Point Mobile Security

Smartphones and tablets give us unprecedented access to the critical business information we need to work faster and more accurately. Providing business employees with access to information on the mobile devices has many benefits, but it also exposes the business to risk. According to a new study published by Check Point mobile threat researchers, every business has experienced at least one mobile infection in the past year. We believe this report was the first study to document the volume and impact of mobile attacks across corporate and public enterprise environments.

Check Point SandBlast Mobile, an innovative approach to mobile security for iOS and Android devices, detects and stops mobile threats before they start. Whether your data is at rest on a device or in flight through the cloud, SandBlast Mobile helps protect our customers from vulnerabilities and attacks that may put their data at risk.

Check Point Security Management

A significant part of our product strategy addresses the need for scalable and consolidated security management. As part of Check Point’s Infinity architecture we enable customers of all sizes, from single offices to hundreds and thousands of offices, to manage and tailor their security policy to express their business needs from a single pane of glass. With Check Point’s security management, administrators can consolidate security management in an all in one, single scalable server for full threat visibility and control across Networks, Cloud and Mobile.

In 2018, we updated our Security Management Software to version R80.10 offering security management through a single console with a unified security policy that streamlines security operations and provides a greater visibility into policy administration and threat analysis.

Check Point’s security management servers are available as software-only products, that can run on standard hardware, or on dedicated security management hardware appliances named the Smart-1 product line. In 2017 Check Point also introduced a new line of Smart-1 appliances, powering the 5th generation of Cyber Security with significant performance boost, facilitating the full security management consolidation under a single device.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Category of Activity:
Products and licenses	$559,026	$572,964	$555,792
Security subscriptions	$480,352	$389,885	$318,624
Software updates and maintenance	$815,280	$778,452	$755,422

Total revenues	$1,854,658	$1,741,301	$1,629,838

Our revenues for the last three fiscal years by geographic area are set out in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

Sales and Marketing

At the heart of Check Point’s strategy to drive revenue is a commitment to address current and future customer requirements for enterprises of all sizes. We do this in multiple ways:

•	Through a global network of thousands of partners, which spans two-tier distributors, value-added resellers, global systems integrators, telcos and managed service providers.

•	With a team of sales support and account management Check Point works closely with the partner ecosystem to capture customer needs and match them with the right solutions.

•	As part of our pre-sale support to our channel partners, we employ technical consultants and systems engineers who work closely with our channel partners and customers to assist them with pre-sale configuration, use and application support.

•	Through technology integration with hardware and software suppliers such as IBM, Hewlett-Packard, VMware, Symantec, Apple, Google, Amazon and Microsoft, Check Point enables tight integration with other technology solutions.

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

As of December 31, 2017, we had 2,064 employees and contractors dedicated to sales and marketing.

Support and Services

We operate a worldwide technical services organization which provides a wide range of services including the following: (i) technical customer support programs and plans; (ii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning and security implementation; and (iii) certification and educational training on Check Point products.

Our technical assistance centers in the United States, Israel, Canada, Japan, India, China and Australia offer support worldwide, 24-hour service, seven days per week. As of December 31, 2017, we had 693 employees and contractors in our technical services organization.

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

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. This becomes especially true as we find ourselves facing 5th generation cyber-attacks. Today’s attacks are the most advanced and impactful we have ever seen and yet the security deployed by most businesses is generationally behind and incapable of protecting against these attacks. Part of the problem is that older generations of security are based on patchwork solutions that simply detect. Check Point’s focus for 2018 is on 5th generation cyber security, which emphasizes prevention through a consolidated architecture that unifies all network, virtual, cloud, remote office and mobile operations.

We work closely with existing and potential customers, distribution channels and major resellers, who provide significant feedback for product development and innovation. We work with these audiences to understand the challenges they face, to ensure each new generation of security we introduce keeps them well protected as the threats evolve. Our product development efforts are focused on providing unified security architecture, named the Check Point Infinity Generation V Architecture, which functions throughout all layers of the network and devices that carry data. This includes enhancements to our current family of products and the continued development of new products to respond to the rapidly changing threat landscape through the provision of services, such as network perimeter protections, protection against cyber-threats, data protection for today’s mobile environments, web security and security for managed enterprise endpoints. Our technology also centrally manages all of these layers and solutions. We develop most of our new products internally and also expect to leverage the products and technologies we have acquired. We may decide, based upon timing and cost considerations that it would be more efficient to acquire or license certain technologies or products from third parties, or to make acquisitions of other businesses. Research and development expenses were $192 million in 2017, $178 million in 2016 and $149 million in 2015. These amounts include stock-based compensation in the amount of $16 million in 2017, $13 million in 2016 and $12 million in 2015. As of December 31, 2017, we had 1,402 employees and contractors dedicated to research and development activities and quality assurance.

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

We have 73 U.S. patents, 36 U.S. patents pending, and additional patents issued and patent applications pending worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.” C

Effect of Government Regulation on our Business

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (1)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
SofaWare Technologies Ltd.	Israel
Dynasec Ltd.	Israel
Check Point Advanced Threat Prevention Ltd. (formerly known as Hyperwise Ltd.)	Israel
Check Point Mobile Security Ltd. (formerly known as Lacoon Mobile Security Ltd.)	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Ltd.	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl (2)	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies B.V.	Netherlands
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S. (3)	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	97% owned by Check Point Software Technologies (Netherlands) B.V. and 3% owned by Check Point Software Technologies Ltd.
(3)	96% owned by Check Point Software Technologies (Netherlands) B.V., 1% owned by Check Point Software Technologies Ltd. and 3% owned in trust by the directors of Check Point Yazilim Teknolojileri Pazarlama A.S. on behalf of Check Point Software Technologies (Netherlands) B.V.

Check Point Holding AB wholly owns the subsidiaries listed below, directly or through other subsidiaries:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies (Sweden) AB	Sweden
Reflex Software Ltd. (Jersey)	Jersey

Check Point Software Technologies Inc. wholly owns the subsidiary listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Zone Labs, L.L.C.	United States of America (California)

Property and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building contains approximately 332,000 square feet of office space, including an expansion of the existing building, which was substantially completed in the last quarter of 2017. As of December 31, 2017, the investment in the expansion amounted to approximately $50 million. We anticipate investing an additional amount of $15 million during 2018.

Outside of Israel, we lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Americas	128,000
Europe	54,000
Asia-Pacific, Middle East and Africa	38,000

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

We derive our sales primarily through indirect channels. During 2017, 2016 and 2015, we derived approximately 54%, 52% and 53%, respectively of our sales from our ten largest channel partners. In 2017, 2016 and 2015, our two largest distributors accounted for approximately 36%, 37% and 38% of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2017	2016	2015
Region:
Americas, principally U.S.	47%	49%	48%
Europe	36%	36%	37%
Asia-Pacific, Middle East and Africa	17%	15%	15%

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition (including sales reserves),

•	Goodwill,

•	Realizability of long-lived assets (including intangible assets),

•	Accounting for income taxes,

•	Allowances for doubtful accounts,

•	Impairment of marketable securities; and

•	Loss Contingencies.

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

Revenue recognition

We derive our revenues mainly from sales of products and licenses, security subscriptions and software updates and maintenance. Our products are generally integrated with software that is essential to the functionality of the product. We sell our products primarily through channel partners including distributors, resellers, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Security Service Providers (“MSPs”), all of whom are considered end users.

Security subscriptions provide customers with access to its suite of security solutions and is sold as a service.

Software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include maintenance services to end-user customers, through primarily telephone access to technical support personnel as well as hardware support services.

We recognize revenues when persuasive evidence of an arrangement exists, the product or software license has been delivered or services were rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from sales of products and licenses are recognized upon delivery or when the customer has been provided access through delivery of the Certificate Key. Revenues from security subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, in which this case revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

Our products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangements that include products, security subscriptions and software updates and maintenance are separated into their various elements using the relative selling price. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or best estimated selling price (“BESP”) if neither VSOE nor TPE is available.

We establish VSOE of fair value based on the renewal prices. If VSOE cannot be established for a deliverable, we use BESP. We determine fair value based on BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, pricing practices.

Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

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

We plan to adopt the Financial Accounting Standards Board’s new revenue standard, ASC 606, Revenue from Contracts with Customers, beginning January 1, 2018 which is not expected to change the amount and timing of revenue recognized. Refer to Note 2 to our audited financial statements included in Item 18 of this annual report for further information.

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

We perform the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compare the fair value of the reporting unit with its carrying value. Our annual goodwill impairment analysis did not result in impairment. As of December 31, 2017, the market capitalization of the Company was significantly higher than the equity book value.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2017, 2016 and 2015.

Accounting for income tax

We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.

We have accounted for the tax effects of the Tax Cuts and Jobs Act, which we refer to as the Tax Act, enacted on December 22, 2017, on a provisional basis. Our accounting for certain income tax effects is incomplete, but we have determined reasonable estimates for those effects. Our reasonable estimates are included in our financial statements as of December 31, 2017. We expect to complete our accounting during the one year measurement period from the enactment date.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made.

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

Loss Contingencies

We are currently involved in various claims and legal proceedings. We review the status of each matter and assess its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements applicable to our consolidated financial statements see Note 2, “Significant Accounting Policies” to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report on Form 20-F.

Results of Operations

The following table presents information concerning our results of operations in 2017, 2016 and 2015:

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Revenues:
Products and licenses	$559,026	$572,964	$555,792
Security subscriptions	480,352	389,885	318,624
Software updates and maintenance	815,280	778,452	755,422

Total revenues	1,854,658	1,741,301	1,629,838

Operating expenses(*):
Cost of products and licenses	104,210	105,967	101,158
Cost of security subscriptions	18,869	10,841	7,623
Cost of software updates and maintenance	87,700	83,011	78,468
Amortization of technology	2,184	2,184	1,808

Total cost of revenues	212,963	202,003	189,057

Research and development	192,386	178,372	149,279
Selling and marketing	433,427	420,526	359,804
General and administrative	91,965	88,130	91,981

Total operating expenses	930,741	889,031	790,121

Operating income	923,917	852,270	839,717
Financial income, net	47,029	44,402	34,073

Income before taxes on income	970,946	896,672	873,790
Taxes on income	168,023	171,825	187,924

Net income	$802,923	$724,847	$685,866

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

Amortization of intangible assets and acquisition related expenses
Amortization of technology	$2,184	$2,184	$1,808
Research and development	7,588	7,588	6,146
Selling and marketing	3,264	3,358	3,267

Total amortization of intangible assets and acquisition related expenses	$13,036	$13,130	$11,221

Stock-based compensation
Cost of products and licenses	$115	$66	$65
Cost of software updates and maintenance	2,626	2,087	1,520
Research and development	16,233	12,718	11,544
Selling and marketing	18,278	19,168	16,351
General and administrative	50,207	48,693	46,822

Total stock-based compensation	$87,459	$82,732	$76,302

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2017	2016	2015
Revenues:
Products and licenses	30%	33%	34%
Security subscriptions	26	22	20
Software updates and maintenance	44	45	46

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	5	6	6
Cost of security subscriptions	1	1	1
Cost of software updates and maintenance	5	5	5
Amortization of technology	— *)	— *)	— *)

Total cost of revenues	11	12	12

Research and development	10	10	9
Selling and marketing	23	24	22
General and administrative	5	5	5

Total operating expenses	50	51	48

Operating income	50	49	52
Financial income, net	2	3	2

Income before taxes on income	52	52	54
Taxes on income	9	10	12

Net income	43	42	42

*)	Less than 1%.

Revenues

We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $1,855 million in 2017, $1,741 million in 2016 and $1,630 million in 2015.

Total revenues in 2017 grew by 7% compared to 2016. Product and license revenues decreased by $14 million, or 2%, from $573 million in 2016 to $559 million in 2017, which can be attributed primarily to the impact of sales force organizational enhancements, attrition and hiring. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including Next Generation Threat Prevention and Next Generation Threat Extraction. As a result, security subscription revenues increased by $90 million, or 23%, from $390 million in 2016 to $480 million in 2017. In 2017, product and license and security subscription revenues as a percentage of total revenues were 56%, compared to 55% in 2016. Software updates and maintenance revenues increased by $37 million, or 5%, from $778 million in 2016 to $815 million in 2017, primarily as a result of renewals of existing and sales of new maintenance contracts.

Total revenues in 2016 grew by 7% compared to 2015. Product and license revenues increased by $17 million, or 3%, from $556 million in 2015 to $573 million in 2016, which was attributed primarily to growth in sales of our security solutions products. Security subscription revenues increased by $71 million, or 22%, from $319 million in 2015 to $390 million in 2016, which was driven by increased sales of our security subscription packages, which primarily include Next Generation Threat Prevention and Next Generation Threat Extraction. In 2016, product and license and security subscription revenues as a percentage of total revenues were 55%, compared to 54% in 2015. Software updates and maintenance revenues increased by $23 million, or 3%, from $755 million in 2015 to $778 million in 2016, primarily as a result of renewals of existing and sales of new maintenance contracts. During the year we experienced an increase in discount rates across different regions relating mainly to the competitive environment, currency changes and the launch of new products.

Cost of Revenues

Total cost of revenues was $213 million in 2017, $202 million in 2016 and $189 million in 2015. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $104 million in 2017, $106 million in 2016 and $101 million in 2015, and represented 19% of products and licenses revenues in 2017, and 18% in each of 2016 and 2015.

Cost of security subscriptions was $19 million in 2017, $11 million in 2016 and $8 million in 2015, and represented 4%, 3% and 2% of security subscription revenues in 2017, 2016 and 2015, respectively. The higher costs are related to the increase in sales of security subscriptions, including sales of security subscriptions that have higher costs associated with them.

Cost of software updates and maintenance was $88 million in 2017, $83 million in 2016 and $78 million in 2015 and represented 11%, 11% and 10% of software updates and maintenance revenues in 2017, 2016 and 2015, respectively. In 2017, the $5 million increase in the cost of updates and maintenance was primarily the result of an increase in compensation expenses, which was related mainly to an increase in headcount of employees and contractors, from 618 at the end of 2016 to 693 at the end of 2017. In 2016, the $5 million increase in the cost of software updates and maintenance was primarily the result of a $4 million increase in compensation expenses, which was related mainly to increase in headcount of employees and contractors, from 590 at the end of 2015 to 618 at the end of 2016.

In 2017 and 2016, amortization of technology was $2.2 million, and in 2015 amortization of technology was $1.8 million.

Research and Development

Research and development expenses were $192 million in 2017, $178 million in 2016 and $149 million in 2015, and represented 10% of revenues in 2017, 10% of revenues in 2016 and 9% of revenues in 2015. Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. Out of the $14 million increase in 2017 compared to 2016, $11 million was primarily a result of an increase in compensation for employees engaged in research and development. Out of the $29 million increase in 2016 compared to 2015, $23 million was primarily a result of an increase in compensation for employees engaged in research and development, mainly attributed to new hires and acquisitions made during 2015.

The majority of our personnel engaged in research and development are located in Israel, where compensation-related expenses are paid in Israeli Shekels, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel and the U.S. dollar have affected and may in the future affect our research and development expenses. We have forward contracts to hedge against a certain portion of the exposure mentioned above.

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $433 million in 2017, $421 million in 2016 and $360 million in 2015, which represented 23% of revenues in 2017, 24% of revenues in 2016 and 22% of revenues in 2015. In 2017 and 2016, there was an increase of $13 million and $61 million, respectively. Most of the change in 2017 was due to increase in compensation expenses. In 2016, the change was primarily due to an increase in compensation and travel expenses.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $92 million in 2017, $88 million in 2016 and $92 million in 2015, and represented 5% of revenues in each of the years 2017 and 2016, and 6% of revenues in 2015. In 2017, there was an increase of $4 million in general and administrative expenses, which was primarily due to an increase in compensation expenses. In 2016, there was a decrease of $4 million in general and administrative expenses, which was primarily due to a decrease in legal expenses.

Operating Income Margin

We had an operating margin of 50% in 2017, 49% in 2016 and 52% in 2015. Our operating margin increased by 1% in 2017. Our operating margin decreased by 3% in 2016 due to an increase in compensation expense related mainly to the growth in headcount during this year.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $47 million in 2017, $44 million in 2016 and $34 million in 2015. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2017 was primarily due to an increase in interest rate in 2017 and market expectations for an increase in U.S. interest rates during 2018, leading to better yields on securities purchased in 2017. The increase in net financial income in 2016 was primarily due to an increase in interest rate in 2016 and market expectations for an increase in U.S. interest rates during 2017, leading to better yields on securities purchased in 2016. The increase was also attributed to one-time gain of $4 million from exercise of an investment in 2016. We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether the Company intends to sell, or if it is more likely than not that the Company will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. In 2017, 2016 and 2015 no other-than-temporary impairment was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $168 million in 2017, $172 million in 2016 and $188 million in 2015. Our effective tax rate was 17% in 2017, 19% in 2016 and 21.5% in 2015. The lower effective tax rate in 2017 in comparison to 2016 and 2015 is attributed to the reduction of the tax rates in 2017. See Note 11 to our consolidated financial statements for further information on our statutory rates.

On June 14, 2017, the Israeli government legislated new regulations regarding the “Preferred Technological Enterprise” regime, under which a company that complies with the terms may be entitled to certain tax benefits. Our operations in Israel comply with the terms of the Preferred Technological Enterprise regime. Under the new legislation, the majority of our income from our operations in Israel, is subject to a corporate rate of 12%. As a result of the lower tax rates mentioned above, we recorded a decrease to our deferred tax assets and a corresponding increase in tax expense during the second quarter of 2017.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Liquidity and Capital Resources

During 2017, 2016 and 2015, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,848 million as of December 31, 2017 and $3,669 million as of December 31, 2016. Our cash and cash equivalents and short-term investments were $1,411 million as of December 31, 2017 and $1,373 million as of December 31, 2016. Our long-term interest bearing investments were $2,437 million as of December 31, 2017 and $2,296 million as of December 31, 2016. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore and the U.S.

We generated net cash from operations of $1,110 million in 2017, $949 million in 2016 and $950 million in 2015. Net cash from operations for 2017, 2016 and 2015 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus changes in deferred revenues, deferred income tax benefit, accrued expenses and other liabilities, trade receivables and prepaid expenses and other assets. In addition to the increase in our net income in 2017, our cash flows provided by operating activities reflect also the increase in our deferred revenues and accrued expenses and other current liabilities. In 2016, we paid additional taxes as a result of settlement agreements. See also Note 11 to our Consolidated Financial Statements for further information.

Net cash used in investing activities was $179 million in 2017, $110 million in 2016 and $153 million in 2015. In 2017 net cash used in investing activities consisted primarily of additional investments and proceeds related to marketable securities and short terms deposits. In 2016 net cash used in investing activities consisted primarily of additional investments and proceeds related to marketable securities and short terms deposits. In 2015 our net cash used in investing activities consisted primarily of investments and proceeds related to marketable securities and short terms deposits, as well as cash paid for acquisitions of subsidiaries in 2015. Our capital expenditures amounted to $29 million in 2017, $24 million in 2016 and $17 million in 2015. Our capital expenditures consisted primarily of computer equipment and software, construction of a new office building in Israel and leasehold improvements.

Net cash used in financing activities was $873 million in 2017, $844 million in 2016 and $866 million in 2015. In 2017, 2016 and 2015, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2017, 2016 and 2015, we repurchased ordinary shares in the amount of $995 million, $988 million and $986 million, respectively. We re-issued the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $128 million, $129 million and $103 million in 2017, 2016 and 2015, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $3,848 million as of December 31, 2017) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in thousands)
Operating lease obligations	$23,061	$7,835	$7,741	$3,698	$3,787
Uncertain income tax positions(*)	$342,904	—	—	—	—
Severance pay(**)	$10,139	—	—	—	—

Total	$376,104	$7,835	$7,741	$3,698	$3,787

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 11g of our Consolidated Financial Statements for further information regarding the Company’s liability under ASC 740.
(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $5 million is unfunded.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2017, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Director
Marius Nacht	Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board
Amnon Bar-Lev (3)	President
Tal Payne	Chief Financial and Operations Officer
Dorit Dor	Vice President of Products
Yoav Chelouche (4)	Director	✓	✓	✓	✓
Irwin Federman (4)	Director	✓	✓	✓	✓	✓
Guy Gecht (4)	Director	✓	✓	✓	✓
Dan Propper	Director	✓
Ray Rothrock (4)	Director	✓	✓	✓	✓	✓
David Rubner	Director	✓				✓
Tal Shavit	Director	✓				✓

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	Mr. Bar-Lev Mr. Bar-Lev will be transitioning out of his role as President of Check Point and expects to leave the company after a transition period.
(4)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder, Chief Executive Officer and Director. Mr. Shwed served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

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

Amnon Bar-Lev, President at Check Point. Mr. Bar-Lev joined in 2005 and was responsible for worldwide sales and technical services for the company. Mr. Bar-Lev is transitioning out of his role as President and his responsibilities are being divided among other members of management. At such time, Mr. Bar-Lev will cease to be deemed part of senior management.

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

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2017. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, David Rubner and Dr. Tal Shavit will expire at our 2018 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2020 annual meeting of shareholders, and the terms of Yoav Chelouche and Guy Gecht will expire at our 2018 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group was approximately $3.3 million for the year ended December 31, 2017. These amounts include $0.18 million that were set aside or accrued to provide for severance and retirement insurance policies in 2017. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our directors who are also officers that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid to our five most highly compensated executive officers in 2017 (in thousands of U.S dollars) (referred to as the “Covered Executives”):

Mr. Gil Shwed, Chief Executive Officer and Director. Cash compensation expenses recorded in 2017 consisted of $17.4 in salary expenses, and $16.4 in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2017, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2017, and will not receive any cash compensation for 2017 except for an amount equal to the minimum wage required under Israeli law.

Mr. Amnon Bar-Lev, President. Compensation expenses recorded in 2017 included $436.1 in salary expenses and $103.6 in benefit costs.

Dr. Dorit Dor, Vice President, Products. Compensation expenses recorded in 2017 included $377.8 in salary expenses and $92.1 in benefit costs.

Ms. Tal Payne, Chief Financial Officer. Compensation expenses recorded in 2017 included $432.7 in salary expenses and $104.7 in benefit costs.

Pierre-Paul Allard, Head of Worldwide Sales. Compensation expenses recorded in 2017 included $600.0 in salary expenses and $50.84 in benefit costs.

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

In accordance with the company’s executive compensation policy, we also paid (i) cash bonuses to Mr. Bar-Lev, Dr. Dor and Ms. Payne upon compliance with predetermined 2017 performance parameters set by the Compensation Committee and the Board of Directors, and (ii) cash commissions to Mr. Allard upon compliance with sales targets. The 2017 cash bonus expenses for Mr. Bar-Lev, Dr. Dor, Ms. Payne were $663.4, $490.3 and $548.0, respectively, and the 2017 cash commission expenses for Mr. Allard were $187.7. The cash compensation amounts paid to Mr. Shwed, Mr. Bar-Lev, Dr. Dor and Ms. Payne were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.

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

In line with our goal of aligning the compensation of Mr. Gil Shwed, our Chief Executive Officer and Director, with the objectives of our shareholders, on June 7, 2017, we granted Mr. Shwed options to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years.

As of December 31, 2017, our executive officers and directors held options to purchase an aggregate of approximately 12.23 million shares and held 97,822 restricted stock units under our stock option and equity incentive plans. The exercise prices of these options range between $49.50 and $114.95, and their expiration dates range between May 2018 and June 2024. During 2017, we granted our executive officers and directors options to purchase an aggregate of approximately 2.08 million shares and approximately 37.59 thousand RSUs under our equity incentive plans. The exercise price of these options was $98.43-$114.95, and their expiration is February 2024-June 2024. Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2017 for Mr. Shwed, Mr. Bar-Lev, Dr. Dor, Ms. Payne and Mr. Allard, of $36,936.9, $5,038.2, $3,738.1, $3,552.2 and $1,287.9, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2 v. to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with Israel’s Companies Law.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2017, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2018, and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2020.

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

As of December 31, 2017, our board of directors has determined that each of Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, David Rubner and Tal Shavit is an independent director under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

Recent Israeli Regulations

In 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on NASDAQ, such as Check Point, are subject to.

Generally, pursuant to the amended regulations, an Israeli company traded on NASDAQ that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint Outside Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above under the headings “—Outside and Independent Directors” and “—Committees of our Board of Directors”); provided, the company complies with the applicable NASDAQ independent director requirements and the NASDAQ Audit Committee and Compensation Committee composition requirements.

Accordingly, Check Point is eligible to adopt the relief provided by the amended Israeli regulations. To date, Check Point has elected not to adopt such relief.

Employees

As of December 31, 2017, we had 4,576 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function	2017	2016	2015
Research, development and quality assurance	1,396	1,324	1,296
Marketing, sales and business development	2,031	1,936	1,650
Customer support	689	599	558
Information systems, administration, finance and operation	460	422	394

Total	4,576	4,281	3,898

From time to time, we also engage a limited number of subcontractors. As of December 31, 2017, we had 46 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Function	2017	2016	2015
Israel	2,047	1,898	1,803
United States	1,097	1,040	926
Rest of the World	1,432	1,343	1,169

Total	4,576	4,281	3,898

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2018. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2018.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	31,183,943	19.0%	Ordinary shares	6,220,000	$49.50 - $114.95	06/06/2019-06/06/2024
Marius Nacht	6,233,736	4.0%	Ordinary shares	18,750	$114.95	06/06/2024
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	39,708,959	23.9%	Ordinary shares	8,401,478	$49.50 - $114.95	05/23/2018-06/06/2024

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 28, 2018.
(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 28, 2018.
(4)	Each of Messrs./Mmes. Ungerman, Bar-Lev, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Rubner and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2017:

Plan	Outstanding options, RSUs & ESPP Shares	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	867,750	$49.5-$114.95	5/23/2018-6/6/2024	524,000
2005 Israel Equity Incentive Plan	12,274,364	$49.5-$114.95	05/08/2019-07/26/2024	7,408,364
Employee Stock Purchase Plan	980,479

Total shares reserved for outstanding options, RSU and for future grants under the amended equity incentive plans is 15,903,469, which is 9.2% of (i) our total outstanding ordinary shares, plus (ii) our ordinary shares reserved for issuance under our amended equity incentive plans, in each case as of December 31, 2017.

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

As of December 31, 2017, we had granted options to purchase an aggregate of 29,721,690 ordinary shares under the Equity Plans combined, of which options to purchase 13,142,114 ordinary shares were outstanding on that date. The option exercise prices of the outstanding options as of December 31, 2017 range between $49.5 and $114.95 per share. As of December 31, 2017, we had granted an aggregate of 6,600,232 RSUs and PSUs under the equity plans combined, of which 1,068,576 RSUs and PSUs were outstanding on that date.

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

According to the amendments, commencing the purchase period that begins February 1, 2016, 500,000 ordinary shares are authorized for issuance under the US ESPP (out of which 169,649 ordinary shares had been issued through December 31, 2017) and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 349,872 ordinary shares had been issued through December 31, 2017).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2017, 2016 and 2015, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2017:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2017		December 31, 2016		December 31, 2015
Gil Shwed	31,183,927	18.9%	30,503,895	17.8%	31,263,862	17.35%
Massachusetts Financial Services Company(3)	11,989,070	7.54%	12,716,114	7.7%	N/A	—

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31st, of each of the years shown in this table.

(2)	If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31st, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.
(3)	As of December 31, 2017, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 9, 2018, and as of December 31, 2016, based on information contained in a Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 7, 2017. Based on information available to us, as of December 31, 2015, Massachusetts Financial Services Company did not beneficially own more than 5% of our outstanding ordinary shares. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2017, there were 139 holders of record of our ordinary shares in the United States, representing approximately 83.75% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2016, we had employee and payroll accrual for related parties in total of $1.8 million, for the years 2002 through 2007. As of December 31, 2017, the accrual amounted to a total of $1.2  million for the years 2002 through 2007.

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

The following table lists the high and low prices of the ordinary shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
Year
2013	64.95	44.41
2014	80.82	60.50
2015	88.49	65.09
2016	89.98	71.64
2017	119.20	84.00

2016
First quarter	87.98	71.64
Second quarter	89.98	76.52
Third quarter	84.00	74.38
Fourth quarter	86.70	74.34

2017
First quarter	104.35	84.00
Second quarter	115.87	102.00
Third quarter	116.63	104.33
Fourth quarter	119.20	100.87

Most recent six months
October 2017	119.20	113.49
November 2017	110.00	100.93
December 2017	108.34	100.87
January 2018	106.93	98.75
February 2018	105.95	95.03
March 2018	107.10	105.70

On April 25, 2018, the last reported sale price of our ordinary shares on the NASDAQ Global Select Market was $96.33 per share.

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

During 2017, the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Yeholot Association. Gil Shwed, our founder, Chief Executive Officer and Director, is a member of the Board of Trustees of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

General corporate tax structure in Israel

Taxable income of Israeli companies was subject to tax at the rate of 26.5% in 2015 , 25% in 2016, 24% in 2017 and will be subject to tax at the rate of 23% in 2018 and thereafter.

However, as discussed below, the rate is effectively reduced for income derived from our Technological preferred enterprise .

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

On January 4, 2016 the Israeli Government legislated a reduction in corporate income tax rates from 26.5% to 25.0%, effective in 2016. On December 29, 2016, the Israeli Government legislated a reduction in corporate income tax rates from 25.0% to 24.0% in 2017 and to 23.0% in 2018 and thereafter.

Among other changes, the new Law includes, Amendment 73 to the Investment Law (“Amendment 73”). Amendment 73 prescribes special tax tracks for technological enterprises. One of the tracks is for Technological preferred enterprise—an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property. The special tax tracks under Amendment 73 are subject to rules issued by the Minister of Finance. On May 1, 2017, the Israeli Finance Minister signed tax regulations implementing the Organisation for Economic Co-operation and Development’s (OECD’s) “nexus approach,” a base erosion and profit shifting (BEPS) requirement for intellectual property (IP) preferential tax regimes. The proposed regulations are subject to approval by the Parliament’s Finance Committee. On May 16, 2017 the Knesset Finance Committee approved the regulations effective as of January 1, 2017.

We have derived, and expect to continue to derive, a substantial portion of our operating income from our Technological preferred enterprise. We are, therefore, eligible for reduced tax rates for an unlimited period.

To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.

Prior to 2012, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

Reduced income under the Investment Law including the Preferred Enterprise/Technological preferred enterprise Regime will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred/ Technological preferred Income to an Israeli company, no withholding tax will be remitted.

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

On November 11, 2013, Check Point reached a settlement agreement with the ITA which provided (i) the full settlement of all disputes with the ITA with respect to the tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $111 million during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

In December 2016, Check Point reached a settlement agreement with the ITA for tax years 2012 through 2015.

U.S. Tax Cuts and Jobs Act

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

On December 31, 2017, we have made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded.

The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the 2017 Tax Act will be applied or otherwise administered that is different from our Interpretation of the Act.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118. As we complete our analysis of the 2017 Tax Act, and interpret any additional guidance, we may make adjustments to provisional amounts that we have recorded that may impact our provision for income taxes in the period in which the adjustments are made.

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

Equity Based Compensation

The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee, up to 48% tax in 2016 and 47% in 2017 and thereafter, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed (“the surtax”). Accordingly, the marginal tax rate of an individual was increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720 and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s annual taxable income in 2017 and thereafter exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, the Company may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the surtax was imposed. Accordingly, the capital gain tax rate percentage increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the capital gain tax rate percentage is increased by 3% if the employee’s annual taxable income in 2017 and thereafter exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2017 and thereafter, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and the company may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual or the capital gain tax rate percentage, as applicable, increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s annual taxable income in 2017 and thereafter exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 48% in 2016 and 47% in 2017 and thereafter) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s annual taxable income in 2017 and thereafter exceeds NIS640,000 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries may generally receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological preferred enterprise will be subject to tax in Israel at the rate of 15%-20%, which is withheld and paid by the company paying the dividend (,(apply on Approved Enterprise or Privileged Enterprise which are not considered Foreign Investors Company only if the dividend is distributed during the benefits period or within the following 12 years). However, if the dividend is attributable partly to income derived from an Approved and Privileged Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise, Privileged Enterprise Preferred Enterprise or Technological preferred enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed to an individual who is deemed “a substantial shareholder” will be subject to tax at the rate of 30%.

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

Public Reference Section of the Securities and Exchange Commission

100 F Street, N.E.

Room 1580

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

As of December 31, 2017, securities representing 7.3% of our investments portfolios are rated as AAA; securities representing 53.7% of the portfolio are rated as AA; securities representing 39% of the portfolio are rated as A.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2017:

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2017
	2018	2019	2020	2021	2022
	(in thousands)
Government and corporate debentures—fixed interest rates	$1,026,555	$936,561	$597,457	$305,613	$146,218	$3,012,404	$2,995,934
U.S. Agencies	112,951	167,506	182,419	60,379	14,315	537,570	532,609
Government and corporate debentures—floating interest rates	27,681	24,289	18,961	2,997	—	73,928	74,038
Short-term deposits, money market instruments & cash	245,464	—	—	—	—	245,464	245,464

Total	$1,412,651	$1,128,356	$798,837	$368,989	$160,533	$3,869,366	$3,848,045

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

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in several foreign currencies. As of December 31, 2017, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $338 million. These contracts were for a period of up to twelve months. The net gains recognized in “financial income, net” during 2017 were $25.1 million.

During 2017, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and in Euro. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $4.7 million were recognized when the related expense were incurred and classified in operating expenses during 2017. As of December 31, 2017, we had outstanding forward contracts in the notional amount of $7.4 million and their fair value amounted to $0.3 million.

The Company’s operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which the Company’s operating expenses are denominated in 2017 would result in an increase in operating expenses of $40 million for the year ended December 31, 2017. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2017, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2017, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2017 and 2016 (in thousands):

	Year Ended December 31, 2017		Year Ended December 31, 2016
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$742	83%	$742	78%
Audit related fees (2)	19	2%	—	0%
Tax fees (3)	116	13%	208	22%
All other fees (4)	18	2%	—	0%

Total	$895	100%	$950	100%

(1)	“Audit fees” are fees for audit services for each of the years shown in this table, including fees associated with the annual audit (including audit of our internal control over financial reporting) and reviews of our quarterly financial results submitted on Form 6-K, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	“Audit-related fees” are fees for professional services related to information systems audits.
(3)	“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.
(4)	“All Other Fees” are fees for professional services related to third party vendor security assessment.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2017 and 2016, and will receive during 2018 for non-audit services in certain categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2017, the Company repurchased ordinary shares for an aggregate amount of $6,806 million. On August 11, 2017, the Company announced an extension to the Company’s share repurchase plan, to continue to repurchase up to $ 250 million of ordinary shares each quarter, up to an aggregate of $ 1,000 million. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2017, we used $995 million to repurchase approximately 9.5 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	618,396	$88	618,396	$705,477,492
February 1 – February 28	1,136,747	$100	1,136,747	$591,498,072
March 1 – March 31	796,749	$101	796,749	$511,507,008
April 1 – April 30	833,686	$103	833,686	$425,321,197
May 1 – May 31	930,702	$109	930,702	$324,134,153
June 1 – June 30	542,434	$112	542,434	$263,519,792
July 1 – July 31	1,011,356	$110	1,011,356	$152,909,535
August 1 – August 31	734,887	$108	734,887	$1,073,750,471
September 1 – September 30	535,570	$112	535,570	$1,013,750,632
October 1 – October 31	16,435	$115	16,435	$1,011,865,403
November 1 – November 30	1,807,183	$104	1,807,183	$824,046,490
December 1 – December 31	571,847	$105	571,847	$764,046,689
Total	9,535,992	$105	9,535,992

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Check Point has responded to Item  18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-45 below.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (6)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (7)

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (8)

4.9	Check Point Software Technologies Ltd. Executive Compensation Plan (9)

8	List of subsidiaries (10)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2015, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(6)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(7)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(8)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(9)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 5, 2016.
(10)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1994.	KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	A Member of EY Global
April 27, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

Opinion on Internal Control over Financial Reporting

We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 27, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitation of Internal Control Over Financial Reporting

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

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2018	A Member of EY Global

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$245,014	$187,428
Short-term bank deposits	450	107,059
Marketable securities	1,165,266	1,078,440
Trade receivables (net of allowances for doubtful accounts and sales reserves of $ 10,889 and $ 14,832 at December 31, 2017 and 2016, respectively)	472,223	478,507
Prepaid expenses and other current assets	81,478	41,021

Total current assets	1,964,431	1,892,455

LONG-TERM ASSETS:
Marketable securities	2,437,315	2,296,097
Property and equipment, net	77,767	61,859
Deferred tax asset, net	119,431	94,608
Other intangible assets, net	18,395	22,155
Goodwill	812,012	812,012
Other assets	33,575	38,450

Total long-term assets	3,498,495	3,325,181

Total assets	$5,462,926	$5,217,636

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT’D)

U.S. dollars in thousands (except share data)

	December 31,
	2017	2016
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$12,222	$20,017
Employee compensation accruals	139,848	155,848
Deferred revenues	878,287	814,418
Accrued expenses and other current liabilities	176,568	175,575

Total current liabilities	1,206,925	1,165,858

LONG-TERM LIABILITIES:
Deferred revenues	308,286	251,166
Income tax accrual	337,453	300,536
Accrued severance pay	10,139	8,953

Total long-term liabilities	655,878	560,655

Total liabilities	1,862,803	1,726,513

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2017 and 2016; 261,223,970 shares issued at December 31, 2017 and 2016; 159,034,688 and 165,975,204 shares outstanding at December 31, 2017 and 2016, respectively	774	774
Additional paid-in capital	1,305,130	1,139,642
Treasury shares at cost 102,189,282 and 95,248,766 ordinary shares at December 31, 2017 and 2016, respectively	(5,893,182)	(4,956,172)
Accumulated other comprehensive loss	(15,634)	(9,250)
Retained earnings	8,203,035	7,316,129

Total shareholders’ equity	3,600,123	3,491,123

Total liabilities and shareholders’ equity	$5,462,926	$5,217,636

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2017	2016	2015
Revenues:
Products and licenses	$559,026	$572,964	$555,792
Security subscriptions	480,352	389,885	318,624
Software updates and maintenance	815,280	778,452	755,422

Total revenues	1,854,658	1,741,301	1,629,838

Operating expenses:
Cost of products and licenses *)	104,210	105,967	101,158
Cost of security subscriptions *)	18,869	10,841	7,623
Cost of software updates and maintenance *)	87,700	83,011	78,468
Amortization of technology	2,184	2,184	1,808

Total cost of revenues	212,963	202,003	189,057
Research and development	192,386	178,372	149,279
Selling and marketing	433,427	420,526	359,804
General and administrative	91,965	88,130	91,981

Total operating expenses	930,741	889,031	790,121

Operating income	923,917	852,270	839,717
Financial income, net	47,029	44,402	34,073

Income before taxes on income	970,946	896,672	873,790
Taxes on income	168,023	171,825	187,924

Net income	$802,923	$724,847	$685,866

Basic earnings per ordinary share	$4.93	$4.26	$3.83

Diluted earnings per ordinary share	$4.82	$4.18	$3.74

*)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Net income	$802,923	$724,847	$685,866

Other comprehensive loss
Change in unrealized losses on marketable securities:
Unrealized losses arising during the period, net of tax benefit of $2,056, $1,075 and $2,032, respectively	(6,537)	(2,793)	(5,209)
Losses (gains) reclassified into earnings, net of tax expense (benefit) of $(41), $728 and $(3), respectively	135	(2,265)	(19)

	(6,402)	(5,058)	(5,228)

Change in unrealized gains on cash flow hedges:
Unrealized gains arising during the period, net of tax expense of $561, $30 and $136, respectively	4,114	159	716
Losses (gains) reclassified into earnings, net of tax expense (benefit) of $(559), $(19) and $254, respectively	(4,096)	(101)	1,332

	18	58	2,048

Other comprehensive loss, net of tax	(6,384)	(5,000)	(3,180)

Comprehensive income	$796,539	$719,847	$682,686

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total
	Share	paid-in	shares	comprehensive	Retained	shareholders’
	capital	capital	at cost	income (loss)	earnings	equity
Balance as of January 1, 2015	$774	$859,124	$(3,126,685)	$(1,070)	$5,905,416	$3,637,559

Excess Tax benefit from stock-based compensation	—	19,376	—	—	—	19,376
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,143,469 ordinary shares, net of 34,660 shares for taxes)	—	33,703	69,149	—	—	102,852
Treasury shares at cost (12,032,899 ordinary shares)	—	—	(985,735)	—	—	(985,735)
Stock-based compensation	—	74,005	—	—	—	74,005
Replacement of restricted share units upon acquisitions	—	1,123	—	—	—	1,123
Other comprehensive loss, net of tax	—	—	—	(3,180)	—	(3,180)
Net income	—	—	—	—	685,866	685,866
Balance as of December 31, 2015	774	987,331	(4,043,271)	(4,250)	6,591,282	3,531,866
Excess Tax benefit from stock-based compensation	—	17,380	—	—	—	17,380
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,372,115 ordinary shares, net of 37,310 shares for taxes)	—	54,200	74,996	—	—	129,196
Treasury shares at cost (12,298,434 ordinary shares)	—	—	(987,897)	—	—	(987,897)
Stock-based compensation	—	80,731	—	—	—	80,731
Other comprehensive loss, net of tax	—	—	—	(5,000)	—	(5,000)
Net income		—	—	—	724,847	724,847

Balance as of December 31, 2016	774	1,139,642	(4,956,172)	(9,250)	7,316,129	3,491,123

Cumulative-effect adjustment from adoption of ASU 2016-09	—	2,767	—	—	83,983	86,750
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,595,563 ordinary shares, net of 50,644 shares for taxes)	—	69,206	58,312	—	—	127,518
Treasury shares at cost (9,535,992 ordinary shares)	—	—	(995,322)	—	—	(995,322)
Stock-based compensation	—	93,515	—	—	—	93,515
Other comprehensive loss, net of tax	—	—	—	(6,384)	—	(6,384)
Net income		—	—	—	802,923	802,923

Balance as of December 31, 2017	$774	$1,305,130	$(5,893,182)	$(15,634)	$8,203,035	$3,600,123

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from operating activities:
Net income	$802,923	$724,847	$685,866
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	12,876	10,883	10,358
Amortization of premium and accretion of discount on marketable securities, net	20,012	23,388	29,611
Realized loss (gain) on sale of marketable securities, net	176	(2,993)	(16)
Amortization of intangible assets	3,760	3,853	3,612
Stock-based compensation	87,459	82,732	76,302
Deferred income tax expense (benefit)	64,630	(32,594)	(15,847)
Excess tax benefit from stock-based compensation	—	(17,380)	(19,376)
Decrease in accrued severance pay, net	711	147	197
Decrease (increase) in trade receivables, net	6,284	(67,744)	(43,384)
Decrease (increase) in prepaid expenses and other current assets and other assets	5,615	11,234	(21,404)
Increase (decrease) in trade payables	(7,795)	2,184	5,183
Increase (decrease) in employees and payroll accruals	(4,546)	19,345	13,835
Increase (decrease) in income tax accrual and accrued expenses and other current liabilities (*)	(3,486)	31,565	104,006
Increase in deferred revenues	120,989	159,801	120,559

Net cash provided by operating activities	1,109,608	949,268	949,503

Cash flows from investing activities:
Proceeds from maturity of marketable securities	1,363,698	1,525,929	1,479,241
Proceeds from sale of marketable securities	66,101	235,252	109,735
Proceeds from short-term bank deposits	106,609	—	321
Investment in marketable securities	(1,686,445)	(1,746,931)	(1,628,287)
Investment in short-term bank deposits	—	(100,000)	—
Cash paid in conjunction with acquisitions, net of acquired cash	—	—	(96,544)
Purchase of property and equipment	(28,784)	(24,050)	(17,348)

Net cash used in investing activities	$(178,821)	$(109,800)	$(152,882)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

U.S. dollars in thousands

	Year ended December 31,
	2017	2016	2015
Cash flows from financing activities:
Proceeds from issuance of treasury shares upon exercise of options	$127,518	$129,196	$102,852
Purchase of treasury shares at cost	(995,322)	(987,897)	(985,735)
Payments related to shares withheld for taxes (*)	(5,397)	(3,031)	(2,771)
Excess tax benefit from stock-based compensation	—	17,380	19,376

Net cash used in financing activities	(873,201)	(844,352)	(866,278)

Increase (decrease) in cash and cash equivalents	57,586	(4,884)	(69,658)
Cash and cash equivalents at the beginning of the year	187,428	192,312	261,970

Cash and cash equivalents at the end of the year	$245,014	$187,428	$192,312

Supplemental disclosure of cash flow information:
Cash paid during the year for taxes on income	$143,036	$180,071	$123,944

Supplemental disclosure of non-cash activities:
Replacement of restricted share units upon acquisitions	$—	$—	$1,123

(*) Payments related to shares withheld for taxes during the years ended December 31, 2016 and 2015 were reclassified from operating activity to financing activity following ASU 2016-09 adoption.

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

The Company operates in one operating and reportable segment and its revenues are mainly derived from the sales of its network and data security products, including licenses, related software updates, maintenance and security subscriptions. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”), including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security Service Providers (“MSPs”).

b.	During 2017, 2016 and 2015, approximately 36%, 37% and 38% of the Company’s revenues were derived from two channel partners. Revenues derived from one channel partner were 18%, 19% and 20% and from the other channel partner were 18%, 18% and 18%, respectively. Trade receivable balances from these two channel partners aggregated to $ 189,236 and $ 200,479 as of December 31, 2017 and 2016, respectively.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with United States generally accepted accounting principles (“U.S. GAAP”).

a.	Use of estimates:

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

During the years 2017, 2016 and 2015, no impairment losses have been identified.

i.	Other intangible assets, net:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 8 to 20 years. These intangible assets consist of core technology, trademarks and trade names which are amortized over their estimated useful lives on a straight-line basis.

j.	Impairment of long-lived assets including intangible assets subject to amortization:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2017, 2016 and 2015, no impairment indicators have been identified.

k.	Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2017 and 2016, the Company has not accrued any significant liability in respect with this exposure.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l	Research and development costs:

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

m.	Revenue recognition:

The Company derives its revenues mainly from sales of products and licenses, security subscriptions and software updates and maintenance. The Company’s products are generally integrated with software that is essential to the functionality of the product. The Company sells its products primarily through channel partners including distributors, resellers, OEMs (Original Equipment Manufacturers), system integrators and MSPs (Managed Service Providers), all of whom are considered end-users.

The Company’s security subscriptions provide customers with access to its suite of security solutions and is sold as a service.

The Company’s software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include maintenance services to end-user customers, through primarily telephone access to technical support personnel as well as hardware support services.

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the amounts are fixed or determinable and collection of the amount is considered probable. Revenues from sales of products and licenses are recognized upon delivery or when the customer has been provided access through delivery of the Certificate Key. Revenues from security subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement. Revenues from arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable, and therefore revenue is deferred and recognized when payments become due, provided that all other revenue recognition criteria have been met.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s products and services generally qualify as separate units of accounting. As such, revenues from multiple element arrangement that include products, security subscriptions and software updates and maintenance are separated into their various elements using the relative selling price method. The estimated selling price for each deliverable is based on its vendor specific objective evidence (“VSOE”), if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) if neither VSOE nor TPE is available.

The Company establishes VSOE of fair value based on the renewal prices. If VSOE cannot be established for a deliverable, the Company uses BESP. The Company determines fair value based on BESP by reviewing historical transactions, and considering several other external and internal factors including, but not limited to, its pricing practices.

Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and service related sales in the same period the related revenues are recorded. These estimates are based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. Such provisions amounted to $ 8,978 and $ 16,104 as of December 31, 2017 and 2016, respectively.

n.	Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and shipping.

Cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services.

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

Severance expenses for the years ended December 31, 2017, 2016 and 2015, were $ 10,180, $ 8,165 and $ 7,140, respectively.

p.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 18 per year (and an additional amount of $ 6 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to statutory limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In 2017, 2016 and 2015, the Company’s matching contribution to the plan amounted to $ 3,613, $ 2,290 and $ 1,397, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes” (“ASC No. 740”). ASC No. 740 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts more likely than not to be realized. The Company accrues interest and indexation related to unrecognized tax benefits on its taxes on income.

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

r.	Advertising costs:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2017, 2016 and 2015, were $ 1,764, $ 3,127 and $ 2,311, respectively.

s.	Concentrations of credit risk:

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $ 1,911 and $ 2,255 as of December 31, 2017 and 2016, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense (income) amounted to $ (344), $ 154 and $ (1,834) in 2017, 2016 and 2015, respectively. Total write offs during 2017, 2016 and 2015 amounted to $ 29, $ 0 and $ 123, respectively.

The Company utilizes foreign currency forward contracts to protect against the risk of overall changes in exchange rates. The derivative instruments hedge a portion of the Company’s non-dollar currency exposure. The Company’s exposure is limited to the amount of any asset resulting from the forward contracts.

t.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, as well as the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are designated as such, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in financial income, net.

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2017 and 2016, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 338,053 and $ 153,318, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy).

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The net gains resulting from these forward contracts recognized in financial income, net during 2017, 2016 and 2015 were $ 25,086, $ 1,822 and $ 378, respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2017 and 2016 amounted to liabilities of $ 107 and $ 10, respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel and in Euro. As of December 31, 2017 and 2016, the Company had outstanding forward contracts in the notional amount of $ 7,354 and $ 51,970, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive Income in the balance sheet and reclassified to the statement of income in the period the related hedged items affect earnings. Any gains or losses related to the ineffective portion of cash flow hedges are recorded immediately in financial income, net in the consolidated statements of income.. During 2017, 2016 and 2015 gains (losses) in the amount of $ 4,655, $ 120 and $ (1,585), respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2017 and 2016 amounted to assets of $ 267 and $ 53, respectively, and are included in prepaid expenses and other current assets on the balance sheets.

u.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,640,329, 4,232,063 and 1,594,082 for 2017, 2016 and 2015, respectively.

v.	Accounting for stock-based compensation:

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of awards granted, based on the straight line method for service based awards and based on the accelerated method for performance-based awards. Compensation expense is recognized over the requisite service period of the awards. The Company recognizes forfeitures of awards as they occur.

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

The fair value of options granted and Employee Stock Purchase Plan in 2017, 2016 and 2015 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2017	2016	2015
Expected volatility	22.20%	22.23%	25.14%
Risk-free interest rate	1.71%	1.07%	1.59%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.76	4.65	5.59

Employee Stock Purchase Plan
Expected volatility	18.21%	23.24%	21.89%
Risk-free interest rate	0.50%	0.16%	0.07%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

w.	Fair value of financial instruments:

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

x.	Comprehensive income:

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

The following table shows the components of accumulated other comprehensive income (loss), net of taxes, for the year ended December 31, 2017:

	Year ended December 31, 2017
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total
Beginning balance	$(9,317)	$67	$(9,250)

Other comprehensive gain (loss) before reclassifications	(6,537)	4,114	(2,997)
Amounts reclassified from accumulated other comprehensive income	*) 135	**) (4,096)	(3,387)

Net current-period other comprehensive income (loss)	(6,402)	18	(6,384)

Ending balance	$(15,719)	$85	$(15,634)

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2017 for realized losses on marketable securities are included within financial income, net.

**)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2017 for realized gains on cash flow hedges are included mostly within research and development expenses as well as other operating expenses.

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

z.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

aa.	Impact of recently issued accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued Accounting Standards Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (ASU 2016-08) which clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The new standard further requires new disclosures about contracts with customers, including the significant judgments the company has made when applying the guidance. Incremental costs that are related to sales from contracts signed during the period will require capitalization. If the amortization period of those costs is one year or less, the costs are expensed as incurred, which is a practical expedient manner permitted under the new guidance.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company will adopt the new standard effective January 1, 2018, using the modified retrospective transition method. The Company finalized its analysis and the adoption of this guidance will not have a material impact on its consolidated financial statements.

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

On January 1, 2017, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-09 (Topic 718) Compensation—Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, which simplifies several aspects of the accounting for stock-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, forfeiture, statutory tax withholding requirements, and classification on the statement of cash flows.

The impact of the adoption on the Company’s Consolidated Financial Statements was as follows:

•	Forfeitures: The Company elected to change its accounting policy and account for forfeitures as they occur using a modified retrospective transition method, rather than estimating forfeitures, resulting in a cumulative-effect net of tax adjustment of $2,149, which decreased the January 1, 2017 opening retained earnings balance on the Consolidated Balance Sheets.

•	Income tax accounting: ASU 2016-09 also eliminates the requirement that excess tax benefits be realized as a reduction in current taxes payable before the associated tax benefit can be recognized as an increase in paid in capital. Following ASU 2016-09 adoption, the Company recorded excess tax benefits and tax deficiencies related to stock-based compensation as income tax benefit or expense in the statement of income prospectively when share-based awards vest or are settled. Upon adoption, the Company recognized the previously unrecognized excess tax benefits using the modified retrospective transition method, which resulted in a cumulative-effect of $86,132, which increased the January 1, 2017 opening retained earnings.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

•	Cash flow presentation of excess tax benefits: The Company is required to classify excess tax benefits along with other income tax cash flows as an operating activity either prospectively or retrospectively. The Company elected to apply the change in presentation to the statements of cash flows prospectively from January 1, 2017. Prior periods have not been adjusted and are classified as financing activity.

•	Cash flow presentation of employee taxes paid: The Company is required to classify as a financing activity in its statement of cash flows the cash paid to a tax authority when shares are withheld to satisfy the employer’s statutory income tax withholding obligation. The Company was required to apply the change in presentation to the statements of cash flows retrospectively and no longer classify the payments related to shares withheld for taxes as an operating activity.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

In October 2016, the FASB issued Accounting Standards Update No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (ASU 2016-16), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. This ASU will be effective for annual and interim reporting periods beginning after December 15, 2017 and is to be applied on a modified retrospective basis. The adoption of this standard will not have a material impact on the Consolidated Financial Statements.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04 (ASU 2017-04) “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019; early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In January 2017, the FASB issued Accounting Standards Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (ASU 2017-01), which revises the definition of a business and provides new guidance in evaluating when a set of transferred assets and activities is a business. We will adopt the new standard effective January 1, 2018, on a prospective basis and do not expect the standard to have a material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12 (Topic 815) Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities, which expands an entity’s ability to hedge financial and nonfinancial risk components and amends how companies assess effectiveness as well as changes the presentation and disclosure requirements. The new standard is to be applied on a modified retrospective basis and is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adoption on the Consolidated Financial Statements.

NOTE 3:- MARKETABLE SECURITIES

Marketable securities with contractual maturities of up to one year are as follows:

	December 31,
	2017				2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,026,555	$48	$(1,698)	$1,024,905	$915,302	$311	$(446)	$915,167
Government-sponsored enterprises debentures	112,951	1	(275)	112,677	149,972	99	(61)	150,010
Government and corporate debentures - floating interest rate	27,681	14	(11)	27,684	13,247	16	—	13,263

	$1,167,187	$63	$(1,984)	$1,165,266	$1,078,521	$426	$(507)	$1,078,440

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2017				2016
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government and corporate debentures - fixed interest rate	$1,985,849	$384	$(15,204)	$1,971,029	$1,770,641	$1,903	$(11,024)	$1,761,520
Government-sponsored enterprises debentures	424,619	—	(4,687)	419,932	520,669	282	(4,052)	516,899
Government and corporate debentures - floating interest rate	46,247	134	(27)	46,354	17,610	70	(2)	17,678

	$2,456,715	$518	$(19,918)	$2,437,315	$2,308,920	$2,255	$(15,078)	$2,296,097

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- MARKETABLE SECURITIES (Cont.)

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2017
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair Value	Unrealized losses
Government and corporate debentures - fixed interest rate	$1,647,125	$(7,318)	$1,063,690	$(9,585)	$2,710,815	$(16,903)
Government-sponsored enterprises debentures	236,403	(1,281)	294,986	(3,681)	531,389	(4,962)
Government and corporate debentures - floating interest rate	27,810	(37)	—	—	27,810	(37)

	$1,911,338	$(8,636)	$1,358,676	$(13,266)	$3,270,014	$(21,902)

	December 31, 2016
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair Value	Unrealized losses
Government and corporate debentures - fixed interest rate	$1,717,212	$(11,440)	$40,465	$(30)	$1,757,677	$(11,470)
Government-sponsored enterprises debentures	464,080	(4,112)	4,999	(1)	469,079	(4,113)
Government and corporate debentures - floating interest rate	3,000	(2)	—	—	3,000	(2)

	$2,184,292	$(15,554)	$45,464	$(31)	$2,229,756	$(15,585)

As of December 31, 2017 and 2016, interest receivable amounted to $ 19,871 and $ 17,057 respectively, and is included within other current assets in the balance sheets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:- FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$58,344	$—	$58,344
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,995,934	2,995,934
Government-sponsored enterprises debentures	—	532,609	532,609
Government and corporate debentures - floating interest rate	—	74,038	74,038
Foreign currency derivative contracts	—	160	160

Total financial assets	$58,344	$3,602,741	$3,661,085

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$38,072	$—	$38,072
Marketable securities:
Government and corporate debentures - fixed interest rate	—	2,676,687	2,676,687
Government-sponsored enterprises debentures	—	666,909	666,909
Government and corporate debentures - floating interest rate	—	30,941	30,941
Foreign currency derivative contracts	—	43	43

Total financial assets	$38,072	$3,374,580	$3,412,652

NOTE 5:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost:
Computers and peripheral equipment	$61,343	$58,995
Office furniture and equipment	7,934	7,742
Building	74,209	60,180
Leasehold improvements	10,511	10,554

	153,997	137,471
Accumulated depreciation	76,230	75,612

Property and equipment, net	$77,767	$61,859

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

There were no changes to the carrying amount of goodwill in the two years period commencing January 1, 2016 through December 31, 2017.

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful Life	December 31,
		2017	2016
Original amount:
Core technology	8	$17,464	$17,464
Trademarks and trade names	15 – 20	25,520	25,520

		42,984	42,984

Accumulated amortization:
Core technology		6,927	4,743
Trademarks and trade names		17,662	16,086

		24,589	20,829

Other intangible assets, net:
Core technology		10,537	12,721
Trademarks and trade names		7,858	9,434

		$18,395	$22,155

The estimated future amortization expense of other intangible assets as of December 31, 2017 is as follows:

2018	$3,759
2019	3,734
2020	3,518
2021	3,518
2022	2,368
Thereafter	1,498

$18,395

NOTE 7:- EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2017 and 2016, employees and payroll accruals include a total amount of $ 1,194 and $ 1,842, respectively, related to payroll accrued for the benefit of certain related parties since 2002 until 2007.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2017	2016
Security subscriptions	$476,261	$401,764
Software updates and maintenance	702,786	652,156
Other	7,526	11,664

	$1,186,573	$1,065,584

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheet. The remaining deferred revenues which are recognized for a period above one year and up to eight years are shown as long term deferred revenues.

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2017	2016
Income taxes payable	$—	$5,464
Accrued products and licenses costs	70,252	54,364
Marketing expenses payable	16,373	20,771
Legal accrual	53,607	55,530
Other accrued expenses	36,336	39,446

	$176,568	$175,575

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2026. The Company recognizes rent expense under such arrangements on a straight-line basis.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2017, were as follows:

2018	$7,835
2019	4,698
2020	3,043
2021	2,006
2022	1,692
Thereafter	3,787

$23,061

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

Rent expenses for the years ended December 31, 2017, 2016 and 2015, were $ 11,098, $ 10,097 and $ 8,287 respectively.

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

NOTE 11:- TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax:

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”) as of 2012 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an Enterprise located in the center of Israel is subject to tax rate of 16%.

Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company located in the Center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12% tax rate. The Company believes it meets those conditions.

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, as follows: 2017 – 24%, 2016 - 25% and for 2015 – 26.5%. Effective January 1, 2018 and onwards, the corporate income tax rate is reduced to 23%.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

Reduced income under the Investment Law including the Preferred Enterprise Regime will be freely distributable as dividends, subject to a 15%-20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income and technological preferred enterprise to an Israeli company, no withholding tax will be remitted.

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

On November 11, 2013, Check Point Ltd. reached a settlement agreement with the Israeli Tax Authorities (“ITA”) which provided (i) the full settlement of all disputes with the ITA with respect to tax years 2002 through 2011, and (ii) the release of all the Company’s Trapped Earnings through the year ended December 31, 2011. In accordance with the Investments Law and the temporary tax relief, the Company is obligated to invest approximately $ 111,000 during five years period in the following forms (i) production assets (as defined therein), (ii) research and development activities in Israel and/or (iii) employment payments for new employees (other than office holders) added after 2011. Any amount not invested in the five years period, should be paid at the end of the 5 years, linked to the Israeli CPI and bears 4% annual interest since the election date.

The Company’s tax assessments through 2015 tax year are considered final.

2.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, Check Point Ltd. calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into New Israeli Shekels according to the exchange rate as of December 31st of each year.

b.	Tax Reform in U.S:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

At December 31, 2017, the Company has made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded. The Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax expense recorded related to the re-measurement of the deferred tax balance was $41,084.

The aforesaid provisional amounts are based on the Company’s initial analysis of the Act as of December 31, 2017. Given the significant complexity of the Act, anticipated guidance from the U.S. Treasury about implementing the Act, the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board related to the Act, as well as additional analysis and revisions to be conducted by the Company, these estimates may be adjusted during 2018.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $ 346,675 and unrecognized deferred tax liability related to such earning amounted to $ 56,706 as of December 31, 2017.

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2017 and 2016, the Company’s deferred taxes were in respect of the following:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

	December 31,
	2017	2016
Carry forward tax losses	$106,481	$188,301
Employee stock based compensation	25,117	30,835
Other	73,048	81,959

Deferred tax assets before valuation allowance	204,646	301,095
Valuation allowance – mainly in respect to carryforward losses	(60,703)	(181,947)

Deferred tax asset	143,943	119,148

Intangible assets	(8,862)	(8,461)
Undistributed earnings of subsidiary	(9,925)	(9,925)
Other	(274)	(13)

Deferred tax liability	(19,061)	(18,399)

Deferred tax asset, net	$124,882	$100,749

The decrease in valuation allowance is mainly due to changes in statutory tax rate following the enactment of Tax Cuts and Jobs Act and the adoption of ASU 2016-09, Improvements to Employee Share-Based Payment Accounting ASU No. 2016-09 (Topic 718) Compensation—Stock Compensation: Improvements to Employee Stock-Based Payment Accounting, on January 1, 2017.

Through December 31, 2017, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $452,795 expiring beginning 2020, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2017, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $118,476, which expire between fiscal 2018 and fiscal 2024, and are subject to limitations on their utilization. Through December 31, 2017, the U.S. subsidiaries had research and development tax credits of approximately $19,250, which expire between fiscal 2019 and fiscal 2037 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2017	2016	2015
Domestic	$923,744	$862,554	$817,164
Foreign	47,202	34,118	56,626

	$970,946	$896,672	$873,790

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2017	2016	2015
Current	$101,902	$194,149	$203,771
Deferred	66,121	(22,324)	(15,847)

	$168,023	$171,825	$187,924

Domestic	$112,615	$166,152	$170,883
Foreign	55,408	5,673	17,041

	$168,023	$171,825	$187,924

	Year ended December 31,
	2017	2016	2015
Domestic taxes:
Current	$94,340	$175,522	$175,828
Deferred	18,275	(9,370)	(4,945)

	112,615	166,152	170,883

Foreign taxes:
Current	7,562	18,627	27,943
Deferred	47,846	(12,954)	(10,902)

	55,408	5,673	17,041

Taxes on income	$168,023	$171,825	$187,924

g.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2017		2016
Beginning balance	$306,677		$284,108
Increases related to tax positions taken during prior years	46,520		25,654
Decreases related to settlement agreements	—		(19,871)
Decreases related to expiration of statute of limitations	(41,022)		(5,356)
Increases related to tax positions taken during the current year	30,729		22,142

Ending balance	$342,904	*)	$306,677 *)

*)	As of December 31, 2017 and 2016 unrecognized tax benefit in an amounts of $5,451 and $6,141 were presented net from deferred tax asset.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

We adjust our unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that $ 58,198 out of our unrecognized tax benefit liability will be adjusted within 12 months due to the expiration of a statute of limitations.

During the years ended December 31, 2017, 2016 and 2015, the Company recorded $ 4,168, $ 6,025 and $ 7,534, respectively for interest expense related to uncertain tax positions. As of December 31, 2017 and 2016, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 25,219 and $ 21,051, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2017 and 2016.

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry-forward tax losses and overall credit carry-forward position, except for Check Point Inc. that the assessment statue period for tax years 2005 through 2013 have expired.

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

h.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

	Year ended December 31,
	2017	2016	2015
Income before taxes as reported in the statements of income	$970,946	$896,672	$873,790

Statutory tax rate in Israel	24%	25%	26.5%
Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(11%)	(5%)	(7%)
Decrease in US deferred tax due to US tax rate change	4%	—	—
Others, net	—	(1%)	2%

Effective tax rate	17.0%	19.0%	21.5%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.68	$0.26	$0.31

Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.66	$0.26	$0.30

NOTE 12:- SHAREHOLDERS’ EQUITY

a.	General:

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

On August 11, 2017, the Company announced an extension to the Company’s share repurchase plan, to continue to repurchase up to $ 250,000 of ordinary shares each quarter, up to an aggregate of $ 1,000,000. Under the share repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded by available working capital.

As of December 31, 2017, the Company repurchased ordinary shares for an aggregate amount of $ 6,806,024. During 2017, 2016 and 2015 the Company repurchased 9,535,992, 12,298,434 and 12,032,899 shares for an aggregate amount of $ 995,322, $ 987,897 and $ 985,735, respectively.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2017, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2017
Number in thousands
Stock Options outstanding	13,142
RSU outstanding	893
PSU outstanding	175
Ordinary shares available for issuance under the Equity Incentive Plans	1,693

Total Reserved and Authorized Shares as of December 31, 2017	15,903

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands	Weighted average exercise price	Aggregate intrinsic value
	2017
Outstanding at beginning of year	12,578	$66.54	$225,384
Granted	2,465	$109.36
Exercised	(1,901)	$56.87

Outstanding at December 31, 2017	13,142	$75.97	$381,022

Exercisable at December 31, 2017	7,932	$66.45	$299,045

The total intrinsic value of options exercised during the years 2017, 2016 and 2015 was $ 95,707, $ 112,989 and $ 131,603, respectively.

The weighted average fair values at grant date of options granted for the years ended December 31, 2017, 2016 and 2015; with an exercise price equal to the market value at the date of grant were $ 25.00, $ 17.14 and $ 22.39, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2017
Number in thousands
Unvested at beginning of year	937
Granted	397
Vested	(340)
Forfeited	(101)

Unvested the end of the year	893

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2017, 2016 and 2015 were $ 103.5, $ 80.73 and $ 83.23, respectively.

The total fair value of shares vested during the years 2017, 2016 and 2015 was $ 35,824, $ 22,772 and $ 22,485, respectively.

A summary of the Company’s PSUs activity is as follows:

Year ended December 31,
2017
Number in thousands
Unvested at beginning of year	195
Granted	87
Vested	(59)
Forfeited	(48)

Unvested the end of the year	175

The weighted average fair values at grant date of PSUs granted for the year ended December 31, 2017 and 2016 were $ 104.38 and $ 82.01, respectively.

The total fair value of shares vested during 2017 was $6,241, during 2016 was $ 3,056 and during 2015 was $ 1,523.

As of December 31, 2017, the Company had approximately $ 153,469 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.84 years.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1, 2017, 500,000 ordinary shares are authorized for issuance under the US ESPP and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP. As of December 31, 2017, 519,521 ordinary shares had been issued under the amended ESPP plan.

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

During 2017, 2016 and 2015, employees purchased 346,241, 311,257 and 277,571 ordinary shares at average prices of $ 73.47, $ 66.08 and $ 60.99 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2017, 2016 and 2015, the Company recognized $ 6,656, $ 5,432 and $ 4,517, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation

Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of operations as follows (in thousands):

	Year ended December 31,
	2017	2016	2015
Cost of revenues	$2,741	$2,153	$1,585
Research and development	16,233	12,718	11,544
Selling and marketing	18,278	19,168	16,351
General and administrative	50,207	48,693	46,822

	$87,459	$82,732	$76,302

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2017	2016	2015
Net income	$802,923	$724,847	$685,866

Weighted average ordinary shares outstanding (in thousands)	162,720	170,155	179,218

Dilutive effect:
Employee stock options, RSUs and PSUs (in thousands)	3,942	3,141	4,401

Diluted weighted average ordinary shares outstanding (in thousands)	166,662	173,296	183,619

Basic earnings per ordinary share	$4.93	$4.26	$3.83

Diluted earnings per ordinary share	$4.82	$4.18	$3.74

NOTE 14:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following table presents total revenues for the years ended December 31, 2017, 2016 and 2015, and property and equipment, net as of December 31, 2017 and 2016, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2017	2016	2015
Americas, principally U.S.	$871,297	$847,458	$791,568
Europe	674,987	627,524	595,850
Asia-Pacific, Middle-East and Africa	308,374	266,319	242,420

	$1,854,658	$1,741,301	$1,629,838

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Property and equipment, net:

	December 31,
	2017	2016
Israel	$71,655	$56,682
U.S.	2,782	2,952
Rest of the world	3,330	2,225

	$77,767	$61,859

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2017, 2016 and 2015 by product lines:

	Year ended December 31,
	2017	2016	2015
Product and licenses:
Network security Gateways	$506,057	$516,254	$485,778
Other *)	52,969	56,710	70,014

	559,026	572,964	555,792
Security subscriptions	480,352	389,885	318,624
Software updates and maintenance	815,280	778,452	755,422

Total revenues	$1,854,658	$1,741,301	$1,629,838

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2017	2016	2015
Financial income:
Interest income	$74,900	$69,425	$67,581
Realized gain on sale of marketable securities, net	—	2,993	16

	74,900	72,418	67,597

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	20,012	23,388	29,622
Realized loss on sale of marketable securities, net	176	—	—
Foreign currency re-measurement loss	5,555	2,658	485
Others	2,128	1,970	3,417

	27,871	28,016	33,524

	$47,029	$44,402	$34,073

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: April 27, 2018