Form 20-F
period 2018-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2019-04-23
CIK 1015922

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2018. 155,380,498 Ordinary Shares, nominal value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Forward-Looking Statements

In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	the effects of increased competition in our market;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations, and the potential economic effects of “Brexit”;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2014 to 2018. The selected consolidated statement of income data for the years 2016, 2017 and 2018, and the selected consolidated balance sheet data at December 31, 2017 and 2018, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for 2014 and 2015, and the selected consolidated balance sheet data at December 31, 2014, 2015 and 2016, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and the related notes thereto, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Consolidated Statements of Income Data:
Revenues	$1,916,475	$1,854,658	$1,741,301	$1,629,838	$1,495,816
Operating expenses (*):
Cost of revenues	201,379	212,963	202,003	189,057	176,541
Research and development	211,523	192,386	178,372	149,279	133,300
Selling and marketing	500,854	433,427	420,526	359,804	306,363
General and administrative	88,945	91,965	88,130	91,981	78,558
Total operating expenses	1,002,701	930,741	889,031	790,121	694,762
Operating income	913,774	923,917	852,270	839,717	801,054
Financial income, net	65,066	47,029	44,402	34,073	28,762
Income before taxes on income	978,840	970,946	896,672	873,790	829,816
Taxes on income	157,535	168,023	171,825	187,924	170,245
Net income	$821,305	$802,923	$724,847	$685,866	$659,571
Basic earnings per ordinary share	$5.24	$4.93	$4.26	$3.83	$3.50
Shares used in computing basic earnings per ordinary share	156,632	162,720	170,155	179,218	188,487
Diluted earnings per ordinary share	$5.15	$4.82	$4.18	$3.74	$3.43
Shares used in computing diluted earnings per ordinary share	159,447	166,662	173,296	183,619	192,300

(*)	Including pre-tax charges for stock based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Amortization of intangible assets and acquisition related expenses
Cost of revenues	$2,811	$2,184	$2,184	$1,808	$240
Research and development	5,837	7,588	7,588	6,146	—
Selling and marketing	3,264	3,264	3,358	3,267	1,866
Stock-based compensation
Cost of revenues	$3,545	$2,741	$2,153	$1,585	$1,090
Research and development	17,644	16,233	12,718	11,544	9,284
Selling and marketing	20,800	18,278	19,168	16,351	13,339
General and administrative	47,337	50,207	48,693	46,822	39,456

	December 31,
	2018	2017	2016	2015	2014
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	$990,037	$757,506	$726,597	$678,981	$780,825
Total assets	5,828,213	5,462,926	5,217,636	5,069,880	4,948,818
Shareholders’ equity	3,772,389	3,600,123	3,491,123	3,531,866	3,637,559
Capital stock	1,598,574	1,305,904	1,140,416	988,105	859,898

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

In 2018, global and regional economies around the world and financial markets, remained volatile as a result of a multitude of factors, including economic and political uncertainty, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc. and Palo Alto Networks, Inc., and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, Symantec Corporation, McAfee, Inc., International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc., with respect to specific products that we offer. In addition, there are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

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

We are subject to risks relating to acquisitions

We have made acquisitions in the past, including the recent acquisitions of Dome9 Security in October 2018 and ForceNock Security in January 2019, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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

In addition, with respect to the businesses we recently acquired and additional businesses we may acquire in the future, we may not be able to integrate the acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of the acquisition. We may also not achieve the anticipated benefits from the acquired businesses due to a number of factors, including:

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

Moreover, even if we do obtain benefits from acquisitions in the form of increased sales and earnings, there may be a delay between the time when the expenses associated with an acquisition are incurred and the time when we recognize such benefits

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2018, 2017 and 2016, we derived approximately 53%, 54% and 52%, respectively, of our sales from our ten largest distributors. In 2018, 2017 and 2016, our two largest distributors accounted for approximately 36%, 36% and 37% of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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

We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products

Many components, subassemblies, and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies, or modules and limited control over pricing, quality, and timely delivery of components, subassemblies or modules. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. Substantial delays could have a material adverse impact on our business.

Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect. We also have extended support contracts with these suppliers and have been dependent on their ability to perform over a period of years.

We are dependent on a limited number of product families

Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products, as well as related revenues from security subscriptions and from software updates and maintenance. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance, and security subscriptions represent an additional revenue source as well as our cloud initiatives. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects.”

We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims

Our products contain certain technology that we license from other companies. Third-party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third-party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third-party technology into our products could materially and adversely affect our business, results of operations and financial condition.

Failures of the third-party servers, cloud service providers and other third-party hardware, software and infrastructure on which we rely could adversely affect our business

We rely on servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. The owners and operators of the data centers and cloud services with which we are engaged do not guarantee uninterrupted or error-free services. Problems faced by our third-party hosting providers, including technological or business-related disruptions, could adversely impact our business and results of operations.

Our servers, data centers and other facilities are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. Disruptions to these servers or facilities could interrupt our ability to provide our products and services and materially adversely affect our business and results of operations.

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

We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition

As a global company we are subject to taxation in Israel, the United States and various other countries and states. We attempt to utilize an efficient operating model and accordingly to pay taxes based on the laws in the countries in which we operate. This can lead to disputes with various tax authorities in different parts of the world.

In 2015, the Organization for Economic Co-operation and Development, or OECD, published the Base Erosion and Profit Shifting, or BEPS, Action Plan. The BEPS Action Plan includes fifteen Actions to address BEPS in a comprehensive manner and represents a significant change to the international corporate tax landscape. These actions, if adopted by countries, may increase tax uncertainty and adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

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

The 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017 and significantly affected U.S. tax law by changing how the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations.

The Tax Act, among other things (i) lowered the statutory corporate income tax rate (the federal tax rate) from 35% to 21%; (ii) limits the tax deduction for interest expense to 30% of adjusted taxable income; (iii) implemented a “base erosion anti-abuse tax”; (iv) repealed the alternative minimum tax, or AMT, for corporations; (v) changed a taxpayer’s ability to either utilize or refund the AMT credits previously generated; (vi) changed the attribution rules relating to shareholders of certain “controlled foreign corporations”; (vii) limits the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminates net operating loss carrybacks; (viii) allows immediate deductions for certain investments rather than deductions for depreciation over time; and (ix) limits various business deductions and credits. The overall impact of the Tax Act is uncertain, and our business, results of operations and financial condition could be adversely affected.

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

Our international sales and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

•	technology import and export license requirements;

•	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

•	varying economic and political climates;

•	trade restrictions, including as a result of trade disputes or other disputes between countries or regions in which we sell and operate;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	declines in general economic conditions;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	increased tax rates;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which have an impact on our financial statements based on currency rate fluctuations.

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery laws

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Further, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations.

As a result, we are exposed to a risk of violating anti-bribery laws in the countries where we operate. Although we have internal policies and procedures, including a code of ethics and proper business conduct, reasonably designed to promote compliance with anti-bribery laws, we cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA, the U.K. Bribery Act or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.

Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy- and data protection-related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.

For example, the General Data Protection Regulation, which became applicable on May 25, 2018, adopts more stringent requirements for data processors and controllers. Such requirements include more fulsome disclosures about the processing of personal information, data retention limits and deletion requirements, mandatory notification in the case of a data breach and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply, inter alia, a fine up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. These more stringent requirements on privacy user notifications and data handling require us to adapt our business and incur additional costs.

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

In connection with our Annual Report for fiscal 2018, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2018, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2018. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of January 31, 2019, our directors and executive officers owned approximately 20.2% of the voting power of our outstanding ordinary shares, or 22.5% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2019. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term bank deposits and marketable securities totaled $4,039 million as of December 31, 2018. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations and various developments, including, without limitation, rating agency downgrades that may impair their value. We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we effect and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework. Our investment portfolio throughout the world is invested primarily in fixed-income securities and is affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. Any significant decline in our financial income or the value of our investments as a result of the changes in interest rates and interest rate expectations of the financial markets, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our portfolio positions, while minimizing credit risk by setting a maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments as part of our income, our reported net income for the year ended December 31, 2018, would have decreased by $24 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2018, we incurred approximately 46% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2018, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2018, we had outstanding forward contracts that hedge against changes in foreign currency exchange rates of $112 million.

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2018, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $337 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations on exposures that have not been covered by our hedging strategy.

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

The economic effects of “Brexit” may affect relationships with existing and future customers and could have an adverse impact on our business and results of operations

On June 23, 2016, the United Kingdom (the “U.K.”) held a referendum in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” On February 8, 2017, the U.K.’s House of Commons approved a bill authorizing the government to start exit talks with the European Union, and on March 29, 2017, the U.K. Government served formal notice under Article 50 of The Treaty on European Union to terminate the U.K.’s membership of the E.U. The U.K. is still currently negotiating the terms of its exit from the E.U. With a range of outcomes still possible, the impact on us from Brexit will depend, in part, on the outcome of tariff, trade, regulatory and other negotiations.

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

Additionally, if the U.K. leaves the E.U. with no agreement, it will likely have an adverse impact on labor and trade in addition to creating further short-term uncertainty and currency volatility. In the absence of a future trade deal, the U.K.’s trade with the E.U. and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Additionally, the movement of goods between the U.K. and the remaining member states of the E.U. will be subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. These changes to the trading relationship between the U.K. and E.U. would likely result in increased cost of goods imported into and exported from the U.K. and may decrease the profitability of our U.K. and other operations.

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

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2018, our effective tax rate was 16%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Check Point Heritage and Vision

Since its inception, Check Point’s sole focus has been on IT security. Making the Internet secure, reliable, and available for corporations and consumers has been, and continues to be, our ongoing vision. Building on our heritage of pioneering the first firewall, and with a long track record of industry-leading cyber security solutions, the company’s products provide protection against existing types of cyber security threats in a range of environments: physical and virtual networks, cloud and mobile surroundings, critical infrastructures and the ’Internet of Things’ (IoT). Today, Check Point is one the largest pure cyber security vendors globally. We are committed to addressing the real needs of our customers and we take pride in consistently charting innovation in a field that never ceases to stop evolving.

Check Point Technology Leadership in 2018

AVLabs

●	Highest Score, SandBlast for Browsers, 100% Block Rate

Forrester

●	Leader, Endpoint Security Suites 2018

Gartner

●	Leader Enterprise Network Firewall Market Quadrant 2018

●	Leader, Unified Threat Management Magic Quadrant 2018

●	Customer’s Choice, Unified Threat Management Peer Insights 2018

NSS Labs

●	Recommended in Next Generation Firewall Test 2018

PCMag

●	Editor’s Choice, Anti-Ransomware

Business Highlights

In October 2018, we acquired 100% of the share capital of Dome9 Security Ltd. (Dome9), a privately held Israeli company. Founded in 2011, Dome9 has built a strong reputation for enabling security and compliance for rapid public cloud adoption. Dome9 customers use its platform to secure multi-cloud deployments across Amazon AWS, Microsoft Azure and Google Cloud. Dome9 provides significant cloud-native security capabilities, including intuitive visualization of security posture, compliance and governance automation, privileged identity protection and cloud traffic and event analysis, enabling safer and more manageable cloud deployments.

In January 2019, we acquired 100% of the share capital of ForceNock Security Ltd. (ForceNock), a privately held Israeli company. Founded in 2017, ForceNock developed a Web Application and API Protection (WAAP) technology, which utilizes machine learning, behavioral and reputation-based security engines. Check Point plans to integrate ForceNock’s technology into its Infinity total protection architecture.

Further details regarding the important events in the development of our business since the beginning of 2018 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview.”

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

Market Landscape - The 5th Generation of Cyber Security

In the last 25 years, the technologies behind cyber attacks and the ensuing preventative measures have advanced rapidly. During 2018, we have seen an unprecedented number of cyber attacks carried out as large-scale, multi-vector mega attacks, inflicting major damage on businesses and their reputations. Looking back, we identify the different generations of both attacks and security products. Today’s attacks are the most advanced and impactful we have ever seen. We find ourselves in the midst of the 5th generation of cyber attacks, yet the security deployed by most businesses is generationally behind and incapable of protecting against such attacks. Specifically, while we are facing the 5th generation of attacks, most businesses possess only 2nd or 3rd generation security. Let us look at the generations of attacks and associated security:

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

•

Generation 4 – Approximately 2010, rise of targeted, unknown, evasive, polymorphic attacks affected most businesses and drove the increase in behavior analysis technologies such as sandboxing products.

•

Generation 5 – Approximately 2015, large-scale and multi-vector mega attacks using advanced attack technologies. These are fast-moving attacks so detection-only is not enough. These attacks target traditional attack vectors and expanded to mobile and cloud. Advanced threat prevention is required.

While it may be commonplace for businesses to avoid cutting-edge IT technologies in critical operations, being generationally behind in security protection leaves the business fully exposed to advanced attacks. Such attacks can not only impact operations, but the exposure of critical information can damage the reputation and the viability of a business. Today, even 4th generation security is simply not enough to properly protect against today’s 5th generation of attacks on today’s IT environments, cloud deployments, and mobile devices. This is clearly not a risk worth taking.

To address this dangerous gap, businesses need to move from second- and third-generation approaches comprised of patchwork and best-of-breed deployments to a unified security foundation and a well-defined security architecture. This architecture should provide:

•	Proven, best threat prevention technologies across an organization’s entire IT infrastructure of networks, endpoints, cloud and mobile.

•	Real-time sharing of threat intelligence across enterprises and within the enterprise.

•	A single, consolidated security management framework.

Product Strategy and Offerings

At Check Point, we strive to bring the most innovative, highest-quality products to the market. In this way, we can provide exceptional value to our customers, allowing businesses of all sizes to be at the 5th generation of cyber-security and proactively protect their networks and prevent sophisticated threats. Our product strategy of driving innovation through research and development and strategic partnerships allows us to blaze new trails with market-leading products and solutions. Our strategy helps enterprises transition their corporate security strategies from not just detecting threats but to preventing them, while enabling businesses to adopt advanced IT technology and services, including mobility and cloud solutions.

Check Point Infinity Architecture

Check Point Infinity Architecture is a fully consolidated cyber security architecture that protects against 5th generation mega cyber attacks across all networks, endpoint, cloud and mobile. The architecture is designed to resolve the complexities of growing connectivity and inefficient security. Check Point Infinity leverages unified threat intelligence and open interfaces, enabling all environments to stay protected against targeted attacks. As a result, it provides comprehensive threat prevention which seals security gaps, enables automatic and immediate threat intelligence sharing across all security environments and a consolidated security management for an efficient security operation. Check Point Infinity delivers protection against current and potential attacks, today and in the future.

Check Point Infinity Total Protection security consumption model enables enterprises to benefit from the most advanced threat prevention technologies available. These programs allow enterprises to use all of Check Point’s security technologies, protecting their networks, endpoint, mobile devices and cloud via an annual security subscription based on the number of enterprise users.

Check Point Network Security

In order to serve the different needs and demands of our customers, we offer a wide portfolio of security gateways from platforms for small business (SMB) and small office locations to high-end and high-demanding data center and perimeter environments. On each security gateway, we offer the full expanse of Check Point’s network security portfolio from industry-leading next generation firewall, IPS, VPN, WEB security, and Data Security (DLP) to a wide set of threat prevention technologies blocking known and unknown advanced fifth-generation cyber-attacks. Check Point‘s security gateways are available as software-only products, that can run on standard hardware, or on dedicated security gateway hardware appliances.

In 2018, Check Point introduced a number of innovative security gateways and software solutions. Check Point expanded the 23000 family of enterprise and data center security gateways with the 23900. The 23900 combines comprehensive threat prevention and increased performance to rapidly inspect SSL-encrypted traffic without compromising network performance. Check Point announced the 6000 family of security gateways delivering increased SSL performance and threat prevention capabilities to mid-size and large enterprises. Check Point introduced the Maestro Security Orchestrator, the industry’s first truly hyperscale network security solution. Maestro enables any size business to enjoy the power of flexible cloud-level security platforms. This enables companies to seamlessly expand their existing security gateways to hyperscale capacity, including the demands of high data rate, ultra-low latency 5G networks. Check Point updated the industry leading R80.20 Cyber Security Management Platform with 100 new features delivering significant improvements in gateway performance, advanced threat prevention, cloud security, access policy, and consolidated network and endpoint management.

Check Point Threat Prevention Technologies & Products

In our ongoing task, of increasing the ability to block and prevent cyber-attacks before they occur, the Check Point SandBlast family of advanced threat prevention and zero-day protections includes over 30 different innovative technologies developed to combat the growing frequency and sophistication of cyber security threats.

SandBlast technologies are deployed as part of Check Point’s advanced threat prevention suite for network perimeters (SandBlast Network), endpoints (SandBlast Agent), web browsers (SandBlast Agent for browsers), and mobile (SandBlast Mobile). In 2017, we expanded our threat prevention capabilities with the Anti-Ransomware agent, preventing the most evasive zero-day ransomware, web sandboxing (an early detonation technology that detects highly evasive zero-day exploits in Adobe Flash objects) and Image Extraction, a feature that sanitizes suspicious images.

Check Point Cloud Security

The growth and popularity of the public cloud continues to drive more data beyond traditional IT security protections and into data center environments that are no longer owned, managed, or controlled by corporate IT. Security is often cited as a key barrier to the wide-spread adoption of an enterprise cloud. Traditional security approaches do not fit with the dynamic nature of the cloud and therefore leave a business exposed to a whole host of new threats. Managing security and compliance in the cloud requires a new breed of tools that prevent evolving cybersecurity attacks and fatal misconfigurations and that actively protect applications and workloads, maintain compliance, and enable the cloud to stay agile and elastic. Check Point combines its long history of innovation in threat prevention security with a dynamic and agile deployment to lead our customers safely into the cloud.

As part of the Check Point Infinity Architecture, the Check Point CloudGuard cloud security product family delivers threat prevention to the most comprehensive number of leading cloud providers and applications with dynamic and agile security.

The Check Point CloudGuard portfolio offers a comprehensive threat prevention security and cloud security orchestration solution for enterprise cloud networks, data and applications. CloudGuard IaaS provides a unified management pane for cybersecurity policy enforcement across cloud and on-premise environments. CloudGuard IaaS integrates with a large number of public and private cloud infrastructure and workload platforms, including VMware NSX, Cisco ACI, Amazon Web Services (AWS), Microsoft Azure cloud and the Google Cloud Platform (GCP). CloudGuard SaaS supports cloud-based applications such as Salesforce, Office 365, and Box to work at protecting cloud services against the most sophisticated malware and zero-day attacks.

CloudGuard Dome9, based on Dome9’s platform that we acquired in 2018, extends public cloud capabilities allowing enterprise organizations to easily manage network security and compliance automation at any scale across AWS, Azure and GCP.

The combination of CloudGuard portfolio solutions provide a holistic approach to delivering a complimentary cybersecurity threat prevention and cloud security management migration strategy across cloud data and control planes. Furthermore, Check Point supports single-click and agile deployment models aligned with the dynamic nature of cloud services for its customers.

Check Point Mobile Security

Smartphones and tablets give us unprecedented access to the critical business information we need to work faster and more accurately. Providing business employees with access to information on mobile devices has many benefits, but they can also expose the business to risk. According to a new study published by Check Point mobile threat researchers, every business has experienced at least one mobile infection in the past year. We believe this report was the first study to document the volume and impact of mobile attacks across corporate and public enterprise environments.

Check Point SandBlast Mobile, an innovative approach to mobile security for iOS and Android devices, detects and stops mobile threats before they start. Whether your data is at rest on a device or in flight through the cloud, SandBlast Mobile helps protect our customers from vulnerabilities and attacks that may put their data at risk.

Check Point Security Management

A significant part of our product strategy addresses the need for scalable and consolidated security management. As part of Check Point’s Infinity architecture we enable customers of all sizes - from single offices to hundreds and thousands of offices -to manage and tailor their security policy to express their business needs from a single pane of glass. With Check Point’s security management, administrators can consolidate security management in an all-in-one, single scalable server for full threat visibility and control across Networks, Endpoints, Cloud and Mobile.

In 2018, we updated our Security Management Software to version R80.20 offering security management through a single console with a unified security policy that streamlines security operations and provides a greater visibility into policy administration and threat analysis.

Check Point’s security management servers are available as software-only products that can run on standard hardware, or on dedicated security management hardware appliances named the Smart-1 product line. In 2018, Check Point also introduced a new Smart-1 appliances (525, 5050 and 5150), powering the 5th generation of Cyber Security with significant performance boost, facilitating the full security management consolidation under a single device.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

		Year Ended December 31,
	2018	2017	2016
		(in thousands)
Category of Activity:
Products and licenses	$525,557	$559,026	$572,964
Security subscriptions	$542,323	$480,352	$389,885
Software updates and maintenance	$848,595	$815,280	$778,452

Total revenues	$1,916,475	$1,854,658	$1,741,301

Sales and Marketing

At the heart of Check Point’s strategy to drive revenue is the commitment to address current and future customer requirements for enterprises of all sizes. We accomplish this in multiple ways:

• Through a global network of thousands of partners, which spans two-tier distributors, value-added resellers, global systems integrators, telecommunications companies and managed service providers.

• Spearheaded by our sales support and account management teams, Check Point works closely with the partner ecosystem to capture customer needs and match them with the right solutions.

• As part of our pre-sales support to our channel partners community, we employ technical consultants and systems engineers who work closely with partners and customers to assist them with pre-sale product configuration, use, and application support.

• Through technology partnerships with hardware and software suppliers such as IBM, Hewlett-Packard, VMware, Symantec, Apple, Google, Amazon, and Microsoft, Check Point uses integration to better meet diverse customer needs.

To drive awareness and demand for Check Point solutions, we create messaging and communications strategies to target users and business decision makers. These efforts include global media campaigns, thought-leadership programs, digital marketing, social media, as well as press and analyst relations. We promote our innovation and technology agenda globally through frequent product launches supported by targeted demand generation programs.

As of December 31, 2018, we had 2,345 employees and contractors dedicated to sales and marketing.

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

Our technical assistance centers in the United States, Israel, Canada, Japan, India, China and Australia offer support worldwide, 24-hour service, seven days per week. As of December 31, 2018, we had 756 employees and contractors in our technical services organization.

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

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. This becomes especially true as we find ourselves facing 5th generation cyber-attacks. Today’s attacks are the most advanced and impactful we have ever seen and yet the security deployed by most businesses is generationally behind and incapable of protecting against these attacks. Part of the problem is that older generations of security are based on patchwork solutions that simply detect. Check Point’s continues its focus in 2019 on 5th generation cyber security, which emphasizes prevention through a consolidated architecture that unifies all network, virtual, cloud, remote office and mobile operations.

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

As of December 31, 2018, we had 1,532 employees and contractors dedicated to research and development activities and quality assurance.

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

We have 78 issued patents in the U.S. and in other regions and 31 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights.”

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (1)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden

Dynasec Ltd.	Israel
Check Point Advanced Threat Prevention Ltd. (formerly known as Hyperwise Ltd.)	Israel
Check Point Mobile Security Ltd. (formerly known as Lacoon Mobile Security Ltd.)	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Ltd.	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Public Cloud Security Ltd. (formerly known as Dome9 Security Ltd.)	Israel
ForceNock Security Ltd.	Israel
Dome 9, Inc.(6)	United States of America (Delaware)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Subsidiary of Check Point Public Cloud Security Ltd.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S. Check Point Software Technologies (Philippines) Inc.	Norway Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

Check Point Holding AB wholly owns the subsidiary listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies (Sweden) AB	Sweden

Check Point Software Technologies Inc. wholly owns the subsidiary listed below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Zone Labs, L.L.C.	United States of America (California)

Property and Equipment

Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building contains approximately 332,000 square feet of office space, including an expansion of the existing building, which was substantially completed in the last quarter of 2017. In addition, we lease approximately 46,000 square feet of additional space in Tel Aviv, Israel.

Outside of Israel, we lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Americas	134,000
Europe	56,000
Asia-Pacific, Middle East and Africa	51,000

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

Overview

We develop, market and support a wide range of products and services for IT security by offering a multilevel security architecture that defends enterprises’ cloud, network and mobile device information. Our solutions operate under a unified security architecture that enables end-to-end security with a single line of unified security gateways and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our open platform framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of channel partners worldwide.

Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security and data security industries. If general economic and industry conditions deteriorate, demand for our products could be adversely affected.

We derive our sales primarily through indirect channels. During 2018, 2017 and 2016, we derived approximately 53%, 54%, and 52%, respectively, of our sales from our ten largest channel partners. In 2018, 2017 and 2016, our two largest distributors accounted for approximately 36%, 36% and 37% of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2018	2017	2016
Region:
Americas, principally U.S.	47%	47%	49%
Europe	37%	36%	36%
Asia-Pacific, Middle East and Africa	16%	17%	15%

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

On January 1, 2018, we adopted Topic 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under Topic 605. As a result of this adoption, we revised our accounting policy for revenue recognition as detailed below. The new standard application had no material effect on the pattern of our revenue recognition.

We recognize revenue under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. Therefore, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.

We recognize revenues from sales of products and licenses, under Topic 606, upon shipment when control of the promised goods is transferred to the customer, or upon electronic transfer of the Certificate Key to the customer.

We recognize revenues from security subscriptions and software updates and maintenance ratably over the term of the agreement due to the continuous transfer of control to the customer over the period.

Our arrangements typically contain multiple deliverables, such as products and licenses, security subscriptions and software updates and maintenance, which are generally capable of being distinct and accounted for as separate performance obligations. We evaluated the criteria to be distinct under Topic 606, and concluded that the products and the licenses were distinct and distinct in the context of the contract from the security subscription and the software updates and maintenance, as the customer can benefit from the products and licenses without the services and the services are separately identifiable within the arrangement. We allocate the transaction price to each performance obligation based on relative standalone selling price basis, by using the prices charged for a performance obligation when sold separately.

Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement.

We recognize revenues net of estimated amounts that may be refunded for sales returns, rebates, stock rotations and other rights provided to customers on product and service related sales subject to varying limitations. We estimate and record these reductions based on our historical sales returns experience, analysis of credit memo data, rebate plans, stock rotation and other known factors. In each accounting period, we use judgments and estimates to determine potential future sales credits, returns and stock rotation, related to current period revenue. These estimates affect our “revenue” line item on our consolidated statements of income and affect our “deferred revenues” and “accrued expenses and other current liabilities” on our consolidated balance sheets.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2018, 2017 and 2016.

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

We have accounted for the tax effects of the Tax Cuts and Jobs Act, which we refer to as the Tax Act, enacted on December 22, 2017, on a provisional basis. Our accounting for certain income tax effects is incomplete, but we have determined reasonable estimates for those effects. Our reasonable estimates are included in our financial statements as of December 31, 2018.

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

Results of Operations

The following table presents information concerning our results of operations in 2018, 2017 and 2016:

		Year Ended December 31,
	2018	2017	2016
		(in thousands)
Revenues:
Products and licenses	$525,557	$559,026	$572,964
Security subscriptions	542,323	480,352	389,885
Software updates and maintenance	848,595	815,280	778,452

Total revenues	1,916,475	1,854,658	1,741,301

Operating expenses(*):
Cost of products and licenses	91,949	104,210	105,967
Cost of security subscriptions	17,725	18,869	10,841
Cost of software updates and maintenance	88,894	87,700	83,011
Amortization of technology	2,811	2,184	2,184

Total cost of revenues	201,379	212,963	202,003

Research and development	211,523	192,386	178,372
Selling and marketing	500,854	433,427	420,526
General and administrative	88,945	91,965	88,130

Total operating expenses	1,002,701	930,741	889,031

Operating income	913,774	923,917	852,270
Financial income, net	65,066	47,029	44,402

Income before taxes on income	978,840	970,946	896,672

		Year Ended December 31,
	2018	2017	2016
		(in thousands)
Taxes on income	157,535	168,023	171,825

Net income	$821,305	$802,923	$724,847

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

Amortization of intangible assets and acquisition related expenses
Amortization of technology	$2,811	$2,184	$2,184
Research and development	5,837	7,588	7,588
Selling and marketing	3,264	3,264	3,358

Total amortization of intangible assets and acquisition related expenses	$11,912	$13,036	$13,130

Stock-based compensation
Cost of products and licenses	$144	$115	$66
Cost of software updates and maintenance	3,401	2,626	2,087
Research and development	17,644	16,233	12,718
Selling and marketing	20,800	18,278	19,168
General and administrative	47,337	50,207	48,693

Total stock-based compensation	$89,326	$87,459	$82,732

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2018	2017	2016
Revenues:
Products and licenses	28%	30%	33%
Security subscriptions	28	26	22
Software updates and maintenance	44	44	45

Total revenues	100%	100%	100%

Operating expenses:
Cost of products and licenses	5	6	6
Cost of security subscriptions	1	1	1
Cost of software updates and maintenance	5	5	5
Amortization of technology	— *)	— *)	— *)

Total cost of revenues	11	12	12

Research and development	10	10	10
Selling and marketing	26	23	24
General and administrative	5	5	5

Total operating expenses	52	50	51

Operating income	48	50	49
Financial income, net	3	2	3

Income before taxes on income	51	52	52
Taxes on income	8	9	10

Net income	43	43	42

*)	Less than 1%.

Revenues

We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $1,916 million in 2018, $1,855 million in 2017 and $1,741 million in 2016.

Total revenues in 2018 grew by 3% compared to 2017. Product and license revenues decreased by $33 million, or 6%, from $559 million in 2017 to $526 million in 2018, which was attributed primarily to customer transitions to security subscriptions solutions. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, Sandblast and CloudGuard solutions. As a result, security subscription revenues increased by $62 million, or 13%, from $480 million in 2017 to $542 million in 2018. In 2018, product and license and security subscription revenues as a percentage of total revenues were 56%, similar to 2017. Software updates and maintenance revenues increased by $34 million, or 4%, from $815 million in 2017 to $849 million in 2018, primarily as a result of renewals of existing and sales of new maintenance contracts.

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

Cost of Revenues

Total cost of revenues was $201 million in 2018, $213 million in 2017 and $202 million in 2016. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $92 million in 2018, $104 million in 2017 and $106 million in 2016, and represented 17% of products and licenses revenues in 2018, 19% in 2017 and 18% in 2016.

Cost of security subscriptions was $18 million in 2018, $19 million in 2017 and $11 million in 2016, and represented 3%, 4% and 3% of security subscription revenues in 2018, 2017 and 2016, respectively. The higher costs in 2017 were related to the increase in sales of security subscriptions, including sales of security subscriptions that have higher costs associated with them.

Cost of software updates and maintenance was $89 million in 2018, $88 million in 2017 and $83 million in 2016 and represented 10%, 11% and 11% of software updates and maintenance revenues in 2018, 2017 and 2016, respectively. In 2017, the $5 million increase in the cost of updates and maintenance was primarily the result of an increase in compensation expenses, which was related mainly to an increase in headcount of employees and contractors, from 618 at the end of 2016 to 693 at the end of 2017.

In 2018 amortization of technology was $3 million. In 2017 and 2016 amortization of technology was $2 million. The increase in 2018 is attributed to the acquisitions made during 2018.

Research and Development

Research and development expenses were $212 million in 2018, $192 million in 2017 and $178 million in 2016, and represented 10% of revenues. Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment. The $20 million increase in 2018 is primarily a result of an increase in compensation for employees engaged in research and development. Out of the $14 million increase in 2017 compared to 2016, $11 million was primarily a result of an increase in compensation for employees engaged in research and development.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $501 million in 2018, $433 million in 2017 and $421 million in 2016, which represented 26% of revenues in 2018, 23% of revenues in 2017 and 24% of revenues in 2016. In 2018 and 2017, there was an increase of $67 million and $13 million, respectively. In 2018, the increase was primarily related to an increase in compensation expenses from our expansion of the sales and marketing workforce, and in 2017, the change was primarily due to increase in compensation expenses.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $89 million in 2018, $92 million in 2017 and $88 million in 2016, and represented 5% of revenues in each of the years 2018, 2017 and 2016. In 2018, there was a decrease of $3 million in general and administrative expenses, which was primarily due to a decrease in legal expenses. In 2017, there was an increase of $4 million in general and administrative expenses, which was primarily due to an increase in compensation expenses.

Operating Income Margin

We had an operating margin of 48% in 2018, 50% in 2017 and 49% in 2016. Our operating margin decreased by 2% in 2018 mainly due to continued investment in our sales force and marketing efforts. Our operating margin increased by 1% in 2017.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Relating to Our Business and Our Market – Our operating margins may decline.”

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $65 million in 2018, $47 million in 2017 and $44 million in 2016. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2018 was primarily due to an increase in interest rate in 2018 and market expectations for an increase in U.S. interest rates during 2019, leading to better yields on securities purchased in 2018. The increase in net financial income in 2017 was primarily due to an increase in interest rate in 2017 and market expectations for an increase in U.S. interest rates during 2018, leading to better yields on securities purchased in 2017. We review various factors in determining whether we should recognize an impairment charge for our marketable securities, including whether we intend to sell, or if it is more likely than not that we will be required to sell before recovery of the amortized cost basis of, such marketable securities, the length of time and extent to which the fair value has been less than its cost basis in such marketable securities, the credit ratings of such marketable securities, the nature of underlying collateral as applicable and the financial condition, expected cash flow and near-term prospects of the issuer. In evaluating when declines in fair value are other-than-temporary, we considered all available evidence, including market declines subsequent to the end of the period. We may recognize additional losses in the future should the prospects of the issuers of these securities continue to deteriorate. In 2018, 2017 and 2016 no other-than-temporary impairment was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $158 million in 2018, $168 million in 2017 and $172 million in 2016. Our effective tax rate was 16% in 2018, 17% in 2017 and 19% in 2016. The lower effective tax rate in 2018 is attributed to the lower provisions on uncertain tax positions. The lower effective tax rate in 2017 in comparison to 2016 is attributed to the reduction of the tax rates in 2017. See Note 12 to our consolidated financial statements for further information on our statutory rates.

On June 14, 2017, the Israeli government promulgated new regulations regarding the “Preferred Technological Enterprise” regime, under which a company that complies with the terms may be entitled to certain tax benefits. Our operations in Israel comply with the terms of the Preferred Technological Enterprise regime. Under the new legislation, the majority of our income from our operations in Israel, is subject to a corporate rate of 12%.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.”

Liquidity and Capital Resources

During 2018, 2017 and 2016, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $4,039 million as of December 31, 2018 and $3,848 million as of December 31, 2017. Our cash and cash equivalents and short-term investments were $1,752 million as of December 31, 2018 and $1,411 million as of December 31, 2017. Our long-term interest bearing investments were $2,287 million as of December 31, 2018 and $2,437 million as of December 31, 2017. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.

We generated net cash from operations of $1,143 million in 2018, $1,110 million in 2017 and $949 million in 2016. Net cash from operations for 2018, 2017 and 2016 consisted primarily of net income adjusted for non-cash activity including stock-based compensation expenses, depreciation, amortization of intangible assets plus changes in deferred revenues, deferred income tax benefit, accrued expenses and other liabilities, trade receivables and prepaid expenses and other assets. In addition to the increase in our net income in 2018, our cash flows provided by operating activities reflect also the increase in our deferred revenues and accrued expenses and other current liabilities. In 2016, we paid additional taxes as a result of settlement agreements. See also Note 12 to our Consolidated Financial Statements for further information.

Net cash used in investing activities was $330 million in 2018, $179 million in 2017 and $110 million in 2016. In 2018 net cash used in investing activities consisted primarily of additional investments and proceeds related to marketable securities and short terms deposits, as well as cash paid for acquisitions of a subsidiary. In 2017 net cash used in investing activities consisted primarily of additional investments and proceeds related to marketable securities and short terms deposits. In 2016 our net cash used in investing activities consisted primarily of investments and proceeds related to marketable securities and short terms deposits. Our capital expenditures amounted to $17 million in 2018, $29 million in 2017 and $24 million in 2016. Our capital expenditures consisted primarily of computer equipment and software, construction of a new office building in Israel and leasehold improvements.

Net cash used in financing activities was $755 million in 2018, $873 million in 2017 and $844 million in 2016. In 2018, 2017 and 2016, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2018, 2017 and 2016, we repurchased ordinary shares in the amount of $1,104 million, $995 million and $988 million, respectively. We re-issued the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $354 million, $128 million and $129 million in 2018, 2017 and 2016, respectively.

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

Our principal sources of liquidity consist of our cash and cash equivalents, short-term deposits and marketable securities (which aggregated $4,039 million as of December 31, 2018) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2018:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in thousands)
Operating lease obligations	$30,441	$7,844	$12,057	$7,884	$2,656
Uncertain income tax positions(*)	$375,163	—	—	—	—
Severance pay(**)	$9,425	—	—	—	—

Total	$415,029	$7,844	$12,057	$7,884	$2,656

(*)

Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12g of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of December 31, 2018, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Director
Marius Nacht	Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board

Tal Payne	Chief Financial and Operations Officer
Dorit Dor	Vice President of Products
Dan Yerushalmi	Chief Customer Officer
Yoav Chelouche (3)	Director	✓	✓	✓	✓
Irwin Federman (3)	Director	✓	✓	✓	✓	✓
Guy Gecht (3)	Director	✓	✓	✓	✓
Dan Propper	Director	✓
Ray Rothrock (3)	Director	✓	✓	✓	✓	✓

Tal Shavit	Director	✓				✓
Shai Weiss	Director	✓				✓

(1)	“Independent Director” under the NASDAQ Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and NASDAQ requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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

Dan Yerushalmi, Chief Customer Officer at Check Point, manages worldwide sales field operations and engineering, channel sales and strategic technologies, focusing on customer experience. Mr. Yerushalmi has served as a c-suite leader in large-scale enterprises in technology, banking, and telecom. Prior to joining Check Point in 2018, he was the first Executive Vice President, group Chief Technology Officer and Chief Operations Officer of Israel’s largest Bank - Bank Leumi Ltd from 2013 to 2017. He also served as President of EMEA for Advertising and Media and Regional Vice President & Client Business Executive at Amdocs, a multinational technology corporation from 1993 to 2012. In 2016, he was named one of the leading Chief Technology Officers by CIO 100 magazine..

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. Prior to joining Aviv Venture Capital, Mr. Chelouche served as President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. Mr. Chelouche is an independent board member of Tower Semiconductor Ltd. as of July 2016. He also serves as a director on the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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

Guy Gecht has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October, 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. Mr. Gecht holds a B.S. in Computer Science and Mathematics from Ben-Gurion University in Israel.

Dan Propper has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Vitania Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, the Weizmann Institute of Science, Tel Aviv University and Ben-Gurion University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel. In 2018, Mr. Propper was appointed the Czech Republic Honorary Consul in Jerusalem.

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

Shai Weiss has served on our board of directors since 2018. Mr. Weiss is the Chief Executive Officer of Virgin Atlantic, one of the most innovative airlines in the world. Mr. Weiss joined Virgin Atlantic as Executive Vice President and Chief Financial Officer in July 2014 from Virgin Management Ltd, where he had been an Investment Partner since 2012 and was a Founding Partner of Virgin Green Fund. Prior to joining Virgin Group, he held several senior management positions at ntl:Telewest (now Virgin Media), the UK and Europe’s largest cable operator. Mr. Weiss was part of the turn-around of ntl with roles including Managing Director of Consumer Products, Director of Operations, and Director of Financial Planning for the Consumer division. Mr. Weiss was also behind the merger between Virgin Mobile UK and ntl:Telewest and the re-brand to Virgin Media. Prior to ntl, Mr. Weiss established the European office of early-stage technology venture fund JVP and was a senior associate with Morgan Stanley. He holds an M.B.A. degree from Columbia University and a BBA degree from City University of New York, Baruch College.

Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2018. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions.”

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, Dr. Tal Shavit and Shai Weiss will expire at our 2019 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2020 annual meeting of shareholders, and the terms of Yoav Chelouche and Guy Gecht will expire at our 2021 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group including a director and an executive officer who left the company during 2018 was approximately $2.4 million for the year ended December 31, 2018. These amounts include $0.18 million that were set aside or accrued to provide for severance and retirement insurance policies in 2018. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid in 2018 (i) to our five most highly compensated executive officers as of the date of this Annual Report (referred to as the “Covered Executives”) and (ii) to our non-executive directors. Mr. Yerushalmi joined the company in May 2018.

Cash Compensation

Mr. Gil Shwed, Chief Executive Officer and Director. Cash compensation expenses recorded in 2018 consisted of $15.6 thousands in salary expenses, and $13.2 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2018, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2018, and will not receive any cash compensation for 2018 except for an amount equal to the minimum wage required under Israeli law.

Dr. Dorit Dor, Vice President, Products. Compensation expenses recorded in 2018 included $352.2 thousands in salary expenses and $84.4 thousands in benefit costs.

Ms. Tal Payne, Chief Financial Officer & Chief Operating Officer. Compensation expenses recorded in 2018 included $400.2 thousands in salary expenses and $95.5thousands in benefit costs.

Ms. Miryam Steinitz, Head of Human Resources. Compensation expenses recorded in 2018 included $240.1 thousands in salary expenses and $60.7 thousands in benefit costs.

Mr. Dan Yerushalmi, Chief Customer Officer. Compensation expenses recorded in 2018 included $234.8 thousands in salary expenses and $57.3 thousands in benefit costs.

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

In accordance with the company’s executive compensation policy, we also paid cash bonuses upon compliance with predetermined 2018 performance parameters set by the Compensation Committee and the Board of Directors. The 2018 cash bonus expenses for Dr. Dor, Ms. Payne, Ms. Steinitz and Mr. Yerushalmi were $254.6 thousands, $276.7 thousands, $99.6 thousands and $147.6 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2018. The cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.

We currently pay each of our non-executive directors an annual cash retainer of $40.0 thousands for the services provided to our board of directors and an annual cash retainer of $7.5 thousands for each committee membership. In addition, we pay the chair of our audit committee an annual cash retainer of $7.5 thousands and the chair of each of our nominating committee and compensation committee an annual cash retainer of $2.5 thousands. Only directors who are not officers receive compensation for serving as directors.

Equity-based Compensation

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

In line with our goal of fully aligning the compensation of Mr. Gil Shwed, our Chief Executive Officer and Director, with the interests of our shareholders, on August 20, 2018, following the approval of our Compensation Committee, Board of Directors and the company’s shareholders at the 2018 Annual General Meeting, we granted Mr. Shwed options to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the date of the grant, vesting over a period of 4 years.

During 2018, we granted our executive officers and directors (including a grant to a director that retired during 2018) options to purchase an aggregate of approximately 1.9 million shares and approximately 52,743 RSUs under our equity incentive plans. The exercise price of these options range between $99.03-$114.81, and their expiration dates range between February 2025 and December 2025.

All options granted to directors and executive officers in 2018 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the NASDAQ Global Select Market on the applicable date of grant.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2018 for Mr. Shwed, Dr. Dor, Ms. Payne, Ms. Steinitz and Mr. Yerushalmi of $35,782 thousands, $3,467 thousands, $3,712 thousands, $1,107 thousands and $265 thousands, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2w to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Israeli Companies Law.

As of December 31, 2018, our executive officers and directors held options to purchase an aggregate of approximately 7.78 million shares and held 91,483 restricted share units under our stock option and equity incentive plans. The exercise prices of these options range between $49.50 and $114.95, and their expiration dates range between June 2019 and December 2025.

Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

Composition of Board of Directors

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2018, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2021, and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2020.

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

Our board of directors has determined that each of Yoav Chelouche, Irwin Federman, Guy Gecht, Dan Propper, Ray Rothrock, Tal Shavit, Jerry Ungerman and Shai Weiss is an independent director under the applicable NASDAQ regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

Nominating committee. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, and provides oversight in the evaluation of our board of directors and each committee. Ray Rothrock is the chairman of the nominating committee. Irwin Federman, Tal Shavit and Shai Weiss serve as the other members of our nominating committee. The nominating committee has adopted a written nominating committee charter.

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

Employees

As of December 31, 2018, we had 5,070 employees.

Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function	2018	2017	2016
Research, development and quality assurance	1,528	1,396	1,324
Marketing, sales and business development	2,301	2,031	1,936
Customer support	755	689	599
Information systems, administration, finance and operation	486	460	422

Total	5,070	4,576	4,281

From time to time, we also engage a limited number of subcontractors. As of December 31, 2018, we had 51 contractors.

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Function	2018	2017	2016
Israel	2,231	2,047	1,898
United States	1,206	1,097	1,040
Rest of the World	1,633	1,432	1,343

Total	5,070	4,576	4,281

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2019. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2019.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	27,803,969	17.7%	Ordinary shares	2,840,000	$83.59 - $114.95	06/08/2022-08/19/2025
Marius Nacht	6,252,486	4.1%	Ordinary shares	37,500	$114.81-114.95	06/06/2024-08/19/2025
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	35,720,922	22.6%	Ordinary shares	4,419,282	$49.50 - $114.95	06/06/2019-08/19/2025

(1)

The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 28, 2019.

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

(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 28, 2019.
(4)	Each of Messrs./Mmes. Ungerman, Yerushlmi, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Weiss and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2018:

Plan	Outstanding options, RSUs & ESPP Shares	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	1,206,561	$49.5-$114.95	06/06/2019-10/29/2025	454,000
2005 Israel Equity Incentive Plan	8,686,017	$49.5-$114.95	06/06/2019-12/13/2025	3,551,134
Dome9 Equity Incentive Plan	27,547	$4.98-$21.97	05/03/2026-06/27/2028	1,936
Employee Stock Purchase Plan	671,559

In 2005, we adopted our 2005 United States Equity Incentive Plan and our 2005 Israel Equity Incentive Plan, which were subsequently amended in January 2014 and in July 2018. We refer to the plans, as amended in January 2014 and July 2018, as the U.S. Equity Plan and the Israel Equity Plan, and, together, as the Equity Plans.

Number of Ordinary Shares Reserved for Future Grants under the Equity Plans

Following the amendments to the Equity Plans in July 2018, commencing December 31, 2018, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Plans together shall be automatically reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date). The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date, and (ii) the number of ordinary shares reserved, authorized and available for issuance under the Equity Plans on such date.

Accordingly, as of December 31, 2018, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 16,530,058.

As of December 31, 2018, we had granted options to purchase an aggregate of 31,769,506 ordinary shares under the Equity Plans combined, of which options to purchase 8,541,431 ordinary shares were outstanding on that date. The option exercise prices of the outstanding options as of December 31, 2018 range between $49.5 and $114.95 per share. As of December 31, 2018, we had granted an aggregate of 7,532,191 RSUs and PSUs under the equity plans combined, of which 1,378,646 RSUs and PSUs were outstanding on that date.

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

Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan.

In connection with our acquisition of Dome9 Security Ltd. in October 2018, we assumed certain outstanding Dome9 share options under the Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan, or the Dome9 Equity Plan, which were converted into options to purchase 47,816 of our ordinary shares.

As of December 31, 2018, options to purchase 27,547 ordinary shares were outstanding under the Doem9 Equity Plan on that date. The options generally have terms of between seven and ten years. The option exercise prices range from $4.98-$21.97 per share. No further options can be granted under the Doem9 Equity Plan.

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

According to the amendments, commencing the purchase period that begins February 1, 2016, 500,000 ordinary shares are authorized for issuance under the US ESPP (out of which 266,189 ordinary shares had been issued through December 31, 2018) and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 562,252 ordinary shares had been issued through December 31, 2018).

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2018, 2017 and 2016, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2018:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2018		December 31, 2017		December 31, 2016
Gil Shwed	27,811,458	17.6%	31,183,927	18.9%	30,503,895	17.8%
Massachusetts Financial Services Company (3)	12,658,864	8.15%	11,989,070	7.54%	12,716,114	7.7%

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

(3)

As of December 31, 2018, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 13, 2019, as of December 31, 2017, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 9, 2018, and as of December 31, 2016, based on information contained in a Schedule 13G filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 7, 2017. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2018, there were 130 holders of record of our ordinary shares in the United States, representing approximately 83.58% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

As of December 31, 2018 and 2017, employees and payroll accruals include benefit of certain related parties since 2002 until 2007 in a total amount of $654 and $ 1,194 respectively.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements.”

Dividend policy

We currently do not intend to distribute any amounts as dividend in the near-term. During 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we were obligated to meet certain conditions which included investment in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. We believe we met those conditions. For amounts distributed as dividends from earnings from 2012 onwards, we are exempt from additional taxes.

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

Anti-takeover measures

Some of the provisions of our articles of association and Israeli law could, together or separately:

•	discourage potential acquisition proposals,

•	delay or prevent a change in control, and

•	limit the price that investors might be willing to pay in the future for our ordinary shares.

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

During 2018, the list of entities to which we contributed included the Tel Aviv University, Youth University of Tel Aviv University and the Yeholot Association. Gil Shwed, our founder, Chief Executive Officer and Director, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of Tel-Aviv University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

General corporate tax structure in Israel

Taxable income of Israeli companies was subject to tax at the rate of 25% in 2016, 24% in 2017 and at the rate of 23% in 2018 and thereafter.

However, as discussed below, the rate is effectively reduced for income derived from our Technological preferred enterprise.

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

We elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”). Under the Preferred Enterprise regime, our entire preferred income is subject to tax rates as follows: 2013—12.5% and 2014 and thereafter—16%. The election is irrevocable.

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

Prior to 2012, most of our income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

Reduced income under the Investment Law including the Preferred Enterprise/Technological preferred enterprise Regime will be freely distributable as dividends, subject to a 15%/20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred/ Technological preferred Income to an Israeli company, no withholding tax will be remitted.

Our tax assessments through 2015 tax year are considered final.

U.S. Tax Cuts and Jobs Act

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018. See Item 3.D. “Key Information – Risk factors – Risks relating to our business and our market – We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, etc.,”

At December 31, 2017, we re-measured certain of its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future.

The Tax Act, among other things (i) lowered the statutory corporate income tax rate (the federal tax rate) from 35% to 21%; (ii) limits the tax deduction for interest expense to 30% of adjusted taxable income; (iii) implemented a “base erosion anti-abuse tax”; (iv) repealed the alternative minimum tax, or AMT, for corporations; (v) changed a taxpayer’s ability to either utilize or refund the AMT credits previously generated; (vi) changed the attribution rules relating to shareholders of certain “controlled foreign corporations”; (vii) limits the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminates net operating loss carrybacks; (viii) allows immediate deductions for certain investments rather than deductions for depreciation over time; and (ix) limits various business deductions and credits. The overall impact of the Tax Act is uncertain, and our business, results of operations and financial condition could be adversely affected.

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

Equity Based Compensation

The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee, up to 48% tax in 2016 and 47% in 2017 and 2018, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may recognize expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed (“the surtax”). Accordingly, the marginal tax rate of an individual was increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720 and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s annual taxable income in 2017 exceeds NIS640,000 and by 3% if the employees’ annual taxable income in 2018 exceeds NIS641,880 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, we may not recognize expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee). As of January 1, 2013, the surtax was imposed. Accordingly, the capital gain tax rate percentage increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the capital gain tax rate percentage is increased by 3% if the employee’s annual taxable income in 2018 exceeds NIS 641,880 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2017 and 2018, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not recognize expenses pertaining to the capital gain for tax purposes but may recognize expenses pertaining to the profit at the allotment date. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual or the capital gain tax rate percentage, as applicable, increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s annual taxable income in 2018 exceeds NIS 641,880 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 48% in 2016 and 47% in 2017 and 2018) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 2% if the employee’s taxable income in 2016 exceeded NIS810,720, and, as of January 1, 2017, the marginal tax rate of an individual is increased by 3% if the employee’s annual taxable income in 2018 exceeds NIS 641,880 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

Taxation of Non-Israeli Subsidiaries

Non-Israeli subsidiaries are generally taxed based upon tax laws applicable in their countries of residence. In accordance with the provisions of Israeli-controlled foreign corporation rules, certain income of a non-Israeli subsidiary, if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or income from capital gains), which are subject to tax at a rate which does not exceed 15% in the foreign corporation’s jurisdictions may be deemed distributed as a dividend to the Israeli parent company and consequently is subject to Israeli taxation. This tax regime will not apply where the subsidiary’s dividend income is derived from taxable profits that were subject to tax exceeding 15%. An Israeli company that is subject to Israeli taxes on such deemed dividend income of its non-Israeli subsidiaries may generally receive a credit for non-Israeli income taxes paid by the subsidiary in its country of residence.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological preferred enterprise will be subject to tax in Israel at the rate of 15%-20%, which is withheld and paid by the company paying the dividend (,(apply on Approved Enterprise or Privileged Enterprise which are not considered Foreign Investors Company only if the dividend is distributed during the benefits period or within the following 12 years). However, if the dividend is attributable partly to income derived from an Approved and Privileged Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise, Privileged Enterprise Preferred Enterprise or Technological preferred enterprise will be subject to tax in Israel at the rate of 25% or to a reduced tax rate if is distributing to a foreign shareholder based on an applicable tax treaty, except that dividends distributed to an individual who is deemed “a substantial shareholder” will be subject to tax at the rate of 30%.

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

Capital Gains Taxes Applicable to Non-Israeli Shareholders

According to Israeli domestic tax law, capital gains from the sale of our ordinary shares by non-Israeli shareholders (including United States residents) are exempt from Israeli taxation under the Israeli domestic tax law, provided that the capital gain is not derived from a permanent establishment in Israel.

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

Documents on Display

This report and other information filed or to be filed by us with the Securities and Exchange may be accessed at the Securities and Exchange Commission’s Web site, www.sec.gov. We intend to post our Annual Report on our website (www.checkpoint.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

Additionally, documents referred to in this Annual Report may be inspected at our principal executive offices located at 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks that result primarily from weak economic conditions in the markets in which we sell our products, and from changes in exchange rates or in interest rates.

As of December 31, 2018, securities representing 4.8% of our investments portfolios are rated as AAA; securities representing 54.7% of the portfolio are rated as AA; securities representing 39.7% of the portfolio are rated as A.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2018:

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2018
	2019	2020	2021	2022	2023
	(in thousands)
Government and corporate debentures—fixed interest rates	$1,203,258	$887,342	$580,363	$307,717	$44,119	$3,022,799	$2,997,250
U.S. Agencies	$231,699	$232,232	$105,747	$41,212	$4,001	$614,891	$609,881
Government and corporate debentures—floating interest rates	$13,902	$34,620	$39,292	$31,961	$4,004	$123,779	$122,856
Short-term deposits, money market instruments & cash	$309,137	-	-	-	-	$309,137	$309,137

Total	$1,757,996	$1,154,194	$725,402	$380,890	$52,124	$4,070,606	$4,039,124

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollars, Euros, Australian dollars, British Pounds and Israeli Shekels. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

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

We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in several foreign currencies. As of December 31, 2018, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $337 million. These contracts were for a period of up to twelve months. The net losses recognized in “financial income, net” during 2018 were $33.3 million.

During 2018, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and in Euro. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of ($4.6) million were recognized when the related expense were incurred and classified in operating expenses during 2018. As of December 31, 2018, we had outstanding forward contracts in the notional amount of $112 million and their fair value amounted to ($0.8) million.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2018 would result in an increase in operating expenses of $46 million for the year ended December 31, 2018. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2018, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2018, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018.

Our financial statements and internal control over financial reporting have been audited by Kost, Forer, Gabbay & Kasierer (A Member of EY Global), an independent registered public accounting firm, which has issued an attestation report on our internal control over financial reporting included elsewhere in this Annual Report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, no changes in our internal control over financial reporting have occurred that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. Reserved

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2018 and 2017 (in thousands):

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
Audit fees (1)	$746	75%	$742	83%
Audit related fees (2)	5	1%	19	2%
Tax fees (3)	244	24%	116	13%

	Year Ended December 31, 2018		Year Ended December 31, 2017
	Amount	Percentage	Amount	Percentage
	(in thousands, except percentages)
All other fees (4)	-	0%	18	2%

Total	$995	100%	$895	100%

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

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2018 and 2017, and will receive during 2019 for non-audit services in certain categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2018, we repurchased ordinary shares for an aggregate amount of $7,910 million. On July 25, 2018, we announced an extension and increase to the share repurchase program. Under the updated plan, we may repurchase ordinary shares for up to an additional $2 billion, at the rate of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2018, we used $1,104 million to repurchase approximately 10.3 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	720,355	$104	720,355	$689,058,366
February 1 – February 28	1,124,386	$102	1,124,386	$574,637,891
March 1 – March 31	575,900	$104	575,900	$514,638,711
April 1 – April 30	1,090,652	$101	1,090,652	$404,966,627
May 1 – May 31	820,445	$97	820,445	$325,089,136
June 1 – June 30	604,682	$99	604,682	$265,089,230

Period	(a) Total Number of Ordinary Shares Purchased	(b) Average Price per Ordinary Share	(c) Total Number of Ordinary Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Amount Available for Repurchase under the Plans or Programs
July 1 – July 31	735,984	$108	735,984	$2,181,044,311
August 1 – August 31	1,359,110	$114	1,359,110	$2,025,430,199
September 1 – September 30	553,635	$118	553,635	$1,960,430,267
October 1 – October 31	1,085,656	$112	1,085,656	$1,838,687,975
November 1 – November 30	1,022,288	$111	1,022,288	$1,725,504,105
December 1 – December 31	647,907	$107	647,907	$1,655,504,154
Total	10,341,000	$106	10,341,000

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Check Point has responded to Item  18.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 to F-50 below.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (6)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (7)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (8)

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (9)

4.9	Amendment No. 2 to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated July 18, 2018

4.10	Amendment No. 2 to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated July 18, 2018

4.11	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (10)

4.12	Check Point Software Technologies Ltd. Executive Compensation Plan (11)

8	List of subsidiaries (12)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2018, formatted in XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, and (vi) Schedule II — Valuation and Qualifying Accounts and Reserves.

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(6)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.

(7)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(8)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(9)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(10)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31 2018.
(11)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 5, 2016.
(12)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

IN U.S. DOLLARS

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 23, 2019 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor since 1994.

Tel-Aviv, Israel

April 23, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.

Opinion on Internal Control over Financial Reporting

We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated April 23, 2019 expressed an unqualified opinion thereon.

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

KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

April 23, 2019

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2018	2017

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$303,687	$245,014
Short-term bank deposits	5,450	450
Marketable securities	1,442,642	1,165,266
Trade receivables, net	495,390	472,223
Prepaid expenses and other current assets	74,738	81,478

Total current assets	2,321,907	1,964,431

LONG-TERM ASSETS:
Marketable securities	2,287,345	2,437,315
Property and equipment, net	78,514	77,767
Deferred tax asset, net	84,688	119,431
Other intangible assets, net	40,967	18,395
Goodwill	950,572	812,012
Other assets	64,220	33,575

Total long-term assets	3,506,306	3,498,495

Total assets	$5,828,213	$5,462,926

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT’D)

U.S. dollars in thousands (except share data)

	December 31,
	2018	2017

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$20,763	$12,222
Employees and payroll accruals	156,958	139,848
Deferred revenues	980,175	878,287
Accrued expenses and other current liabilities	173,974	176,568

Total current liabilities	1,331,870	1,206,925

LONG-TERM LIABILITIES:
Deferred revenues	357,779	308,286
Income tax accrual	356,750	337,453
Accrued severance pay	9,425	10,139

Total long-term liabilities	723,954	655,878

Total liabilities	2,055,824	1,862,803

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2018 and 2017; 261,223,970 shares issued at December 31, 2018 and 2017; 155,380,498 and 159,034,688 shares outstanding at December 31, 2018 and 2017, respectively	774	774
Additional paid-in capital	1,597,800	1,305,130
Treasury shares at cost 105,843,472 and 102,189,282 ordinary shares at December 31, 2018 and 2017, respectively	(6,844,702)	(5,893,182)
Accumulated other comprehensive loss	(24,497)	(15,634)
Retained earnings	9,043,014	8,203,035

Total shareholders’ equity	3,772,389	3,600,123

Total liabilities and shareholders’ equity	$5,828,213	$5,462,926

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2018	2017	2016
Revenues:
Products and licenses	$525,557	$559,026	$572,964
Security subscriptions	542,323	480,352	389,885
Software updates and maintenance	848,595	815,280	778,452

Total revenues	1,916,475	1,854,658	1,741,301

Operating expenses:
Cost of products and licenses *)	91,949	104,210	105,967
Cost of security subscriptions *)	17,725	18,869	10,841
Cost of software updates and maintenance *)	88,894	87,700	83,011
Amortization of technology	2,811	2,184	2,184

Total cost of revenues	201,379	212,963	202,003

Research and development	211,523	192,386	178,372
Selling and marketing	500,854	433,427	420,526
General and administrative	88,945	91,965	88,130

Total operating expenses	1,002,701	930,741	889,031

Operating income	913,774	923,917	852,270
Financial income, net	65,066	47,029	44,402

Income before taxes on income	978,840	970,946	896,672
Taxes on income	157,535	168,023	171,825

Net income	$821,305	$802,923	$724,847

Basic earnings per ordinary share	$5.24	$4.93	$4.26

Diluted earnings per ordinary share	$5.15	$4.82	$4.18

*)	Not including amortization of technology shown separately below.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016

Net income	$821,305	$802,923	$724,847

Other comprehensive loss

Change in unrealized losses on marketable securities:
Unrealized losses arising during the period, net of tax benefit of $2,783, $2,056 and $1,075, respectively	(9,757)	(6,537)	(2,793)
Losses (gains) reclassified into earnings, net of tax expense (benefit) of $(416), $(41) and $728, respectively	1,387	135	(2,265)

	(8,370)	(6,402)	(5,058)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax expenses (benefit) of $(624), $561 and $30, respectively	(4,574)	4,114	159
Losses (gains) reclassified into earnings, net of tax expenses (benefit) of $(556), $559 and $19, respectively	4,081	(4,096)	(101)

	(493)	18	58

Other comprehensive loss, net of tax	(8,863)	(6,384)	(5,000)

Comprehensive income	$812,442	$796,539	$719,847

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share amounts)

				Accumulated
		Additional	Treasury	other		Total
	Share	paid-in	shares	comprehensive	Retained	shareholders’
	capital	capital	at cost	income (loss)	earnings	equity

Balance as of January 1, 2016	$774	$987,331	$(4,043,271)	$(4,250)	$6,591,282	$3,531,866

Excess Tax benefit from stock-based compensation	-	17,380	-	-	-	17,380
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,372,115 ordinary shares, net of 37,310 shares for taxes)	-	54,200	74,996	-	-	129,196
Treasury shares at cost (12,298,434 ordinary shares)	-	-	(987,897)	-	-	(987,897)
Stock-based compensation	-	80,731	-	-	-	80,731
Other comprehensive loss, net of tax	-	-	-	(5,000)	-	(5,000)
Net income		-	-	-	724,847	724,847

Balance as of December 31, 2016	774	1,139,642	(4,956,172)	(9,250)	7,316,129	3,491,123

Cumulative-effect adjustment from adoption of ASU 2016-09	-	2,767	-	-	83,983	86,750

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,595,563 ordinary shares, net of 50,644 shares for taxes)	-	69,206	58,312	-	-	127,518
Treasury shares at cost (9,535,992 ordinary shares)	-	-	(995,322)	-	-	(995,322)
Stock-based compensation	-	93,515	-	-	-	93,515
Other comprehensive loss, net of tax	-	-	-	(6,384)	-	(6,384)
Net income	-	-	-	-	802,923	802,923

Balance as of December 31, 2017	774	1,305,130	(5,893,182)	(15,634)	8,203,035	3,600,123

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	19,116	19,116
Cumulative-effect adjustment from adoption of ASU 2016-16	-	-	-	-	(442)	(442)
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (6,686,810 ordinary shares, net of 45,592 shares for taxes)	-	201,156	152,345	-	-	353,501
Treasury shares at cost (10,341,000 ordinary shares)	-	-	(1,103,865)	-	-	(1,103,865)
Stock-based compensation	-	89,327	-	-	-	89,327
Other comprehensive loss, net of tax	-	-	-	(8,863)	-	(8,863)
Fair value of awards attributable to pre-acquisition services	-	2,187	-	-	-	2,187
Net income	-	-	-	-	821,305	821,305

Balance as of December 31, 2018	$774	$1,597,800	$(6,844,702)	$(24,497)	$9,043,014	$3,772,389

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from operating activities:

Net income	$821,305	$802,923	$724,847
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	16,402	12,876	10,883
Amortization of premium and accretion of discount on marketable securities, net	13,560	20,012	23,388
Realized loss (gain) on sale of marketable securities, net	1,803	176	(2,993)
Amortization of intangible assets	4,386	3,760	3,853
Stock-based compensation	89,327	87,459	82,732
Deferred income tax expense (benefit)	16,263	64,630	(32,594)
Excess tax benefit from stock-based compensation	-	-	(17,380)
Decrease (increase) in accrued severance pay, net	(168)	711	147
Decrease (increase) in trade receivables, net	(21,826)	6,284	(67,744)
Decrease in prepaid expenses and other current assets and other assets	1,984	5,615	11,234
Increase (decrease) in trade payables	6,636	(7,795)	2,184
Increase (decrease) in employees and payroll accruals	20,083	(4,546)	19,345
Increase (decrease) in income tax accrual and accrued expenses and other current liabilities (*)	28,357	(3,486)	31,565
Increase in deferred revenues	144,969	120,989	159,801

Net cash provided by operating activities	1,143,081	1,109,608	949,268

Cash flows from investing activities:

Proceeds from maturity of marketable securities	1,464,384	1,363,698	1,525,929
Proceeds from sale of marketable securities	150,235	66,101	235,252
Proceeds from short-term bank deposits	-	106,609	-
Investment in marketable securities	(1,767,549)	(1,686,445)	(1,746,931)
Investment in short-term bank deposits	(5,000)	-	(100,000)
Cash paid in conjunction with acquisition, net of acquired cash	(154,902)	-	-
Purchase of property and equipment	(17,149)	(28,784)	(24,050)

Net cash used in investing activities	$(329,981)	$(178,821)	$(109,800)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

U.S. dollars in thousands

	Year ended December 31,
	2018	2017	2016
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$353,501	$127,518	$129,196
Purchase of treasury shares at cost	(1,103,865)	(995,322)	(987,897)
Payments related to shares withheld for taxes (*)	(4,624)	(5,397)	(3,031)
Excess tax benefit from stock-based compensation	-	-	17,380

Net cash used in financing activities	(754,988)	(873,201)	(844,352)

Increase (decrease) in cash and cash equivalents	58,112	57,586	(4,884)
Cash and cash equivalents at the beginning of the year	245,014	187,428	192,312

Cash and cash equivalents at the end of the year	$303,687	$245,014	$187,428

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$67,940	$143,036	$180,071

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	$2,187	$-	$-

(*) Payments related to shares withheld for taxes during the year ended December 31, 2016 were reclassified from operating activity to financing activity following ASU 2016-09 adoption.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.

Check Point Software Technologies Ltd., an Israeli corporation (“Check Point Ltd.”), and subsidiaries (collectively, the “Company” or “Check Point”), develop, market and support wide range of products and services for IT security, by offering a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information.

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

b.

During 2018, 2017 and 2016, approximately 36%, 36% and 37% of the Company’s revenues were derived from two channel partners. Revenues derived from one channel partner in 2018, 2017 and 2016 were 17%, 18% and 19%, respectively, and revenues derived from the other channel partner in 2018, 2017 and 2016 were 18%, 18%, and 18%, respectively, of the Company’s revenues in such years. Trade receivable balances from these two channel partners aggregated to $ 207,938 and $ 189,236 as of December 31, 2018 and 2017, respectively.

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

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33 - 50
Office furniture and equipment	10 - 20
Building	4
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

h.	Business combination:

The Company applies the provisions of ASC 805, “Business Combination” and allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired technology and acquired trademarks and tradenames from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Goodwill:

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

During the years 2018, 2017 and 2016, no impairment losses have been identified.

j.	Other intangible assets, net:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 8 to 20 years. These intangible assets consist of core technology, trademarks and trade names which are amortized over their estimated useful lives on a straight-line basis.

k.	Impairment of long-lived assets including intangible assets subject to amortization:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2018, 2017 and 2016, no impairment indicators have been identified.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2018 and 2017, the Company has not accrued any significant liability in respect with this exposure.

m.	Research and development costs:

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

n.	Revenue recognition:

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

The Company recognizes revenues in accordance with ASC No. 606, “Revenue from Contracts with Customers”. As such, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when (or as) the Company satisfies a performance obligation.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from sales of products and licenses are recognized upon shipment when control of the promised goods is transferred to the customer, or upon electronic transfer of the Certificate Key to the Customer. Revenues from security subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement.

The Company’s arrangements typically contain various combinations of its products and licenses, security subscriptions and software updates and maintenance, which are distinct and are accounted for as a separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price using the prices charged for a performance obligation when sold separately.

Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $ 878,538 for the year ended December 31, 2018.

Revenue expected to be recognized from remaining performance obligations was $ 1,557,552 as of December 31, 2018, of which the Company expects to recognize approximately $ 1,069,938 over the next 12 months and the remainder thereafter.

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $ 8,491 as of December 31, 2018 and is included in accrued expenses and other current liabilities in the consolidated balance sheet. Under Topic 605, the provision of $ 8,978 as of December 31, 2017 was presented as a reduction to trade receivables.

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2018 the amount of deferred commission was $22,623 and included in other long term assets.

For information regarding disaggregated revenues, please refer to Note 15 below.

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

p.	Severance pay:

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

Severance expenses for the years ended December 31, 2018, 2017 and 2016, were $ 11,267, $ 10,180 and $ 8,165 respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $ 18.5 per year (and an additional amount of $ 6 for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to statutory limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In 2018, 2017 and 2016, the Company’s matching contribution to the plan amounted to $ 4,163, $ 3,613 and $ 2,290 respectively.

r.	Income taxes:

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

s.	Advertising costs:

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2018, 2017 and 2016, were $ 3,106, $ 1,764 and $ 3,127 respectively.

t.	Concentrations of credit risk:

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

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be withdrawn upon demand and therefore bear low risk. Marketable securities are held mainly by Check Point Ltd., the Company’s Singaporean subsidiary, Canadian subsidiary and the U.S. subsidiary, and are invested in securities denominated in U.S. dollar.

The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $ 1,033 and $ 1,911 as of December 31, 2018 and 2017, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt expense (income) amounted to $ (878), $ (344) and $ 154 in 2018, 2017 and 2016, respectively. Total write offs during 2018, 2017 and 2016 amounted to $ 627, $ 29 and $ 0, respectively.

u.	Derivatives and hedging:

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2018 and 2017, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $ 337,498 and $ 338,053, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2018, 2017 and 2016 were $ (33,330), $ 25,086, and $ 1,822, respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2018 and 2017 amounted to liabilities of $ 45 and $ 107, respectively.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel and in Euro. As of December 31, 2018 and 2017, the Company had outstanding forward contracts in the notional amount of $ 112,053 and $ 7,354, respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive Income in the balance sheet and reclassified to the statement of income in the period the related hedged items affect earnings. Any gains or losses related to the ineffective portion of cash flow hedges are recorded immediately in financial income, net in the consolidated statements of income. During 2018, 2017 and 2016 gains (losses) in the amount of $ (4,637), $ 4,655 and $ 120, respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2018 and 2017 amounted to $ (801) and $ 267, respectively, and are included in accrued expenses and other current liabilities and prepaid expenses and other current assets on the balance sheets.

v.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 3,235,080, 1,640,329 and 4,232,063 for 2018, 2017 and 2016, respectively.

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

The fair value of options granted and Employee Stock Purchase Plan in 2018, 2017 and 2016 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2018	2017	2016

Expected volatility	21.98%	22.20%	22.23%
Risk-free interest rate	2.67%	1.71%	1.07%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	5.13	4.76	4.65

Employee Stock Purchase Plan

Expected volatility	22.88%	18.21%	23.24%
Risk-free interest rate	1.07%	0.50%	0.16%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

x.	Fair value of financial instruments:

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

y.	Comprehensive income:

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table shows the components of accumulated other comprehensive income (loss), net of taxes, for the year ended December 31, 2018:

	Year ended December 31, 2018
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(15,719)	$85	$(15,634)

Other comprehensive loss before reclassifications	(9,757)	(4,574)	(14,331)
Amounts reclassified from accumulated other comprehensive income	*) 1,387	**) 4,081	5,468

Net current-period other comprehensive loss	(8,370)	(493)	(8,863)

Ending balance	$(24,089)	$(408)	$(24,497)

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2018 for realized losses on marketable securities are included within financial income, net.

**)

The reclassification out of accumulated other comprehensive income during the year ended December 31, 2018 for realized gains on cash flow hedges are included mostly within research and development expenses as well as other operating expenses.

z.	Treasury shares:

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

aa.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Impact of recently issued accounting standards:

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606), effective as of January 1, 2018, using the modified retrospective transition method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The main change related to incremental costs to obtain customer contracts, which primarily consist of sales commissions, due to the longer period of amortization. Under the previous accounting guidance, these costs were expensed as incurred. Under the new standard these costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates and renewal rates are the same.

The cumulative effects of the changes made to the Company’s consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606 were as follows:

	Balance at December 31, 2017	Adjustments due to Topic 606	Balance at January 1, 2018
Other Assets	33,575	25,488	59,063
Deferred tax asset, net	119,431	(6,372)	113,059
Retained earnings	8,203,035	19,116	8,222,151

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted Accounting Standards Update No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers Other than Inventory (ASU 2016-16), which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The adoption resulted in a cumulative-effect of $ 442, which decreased the Company’s retained earnings.

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2016-02 (Topic 842) “Leases.” Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases.” Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases and provide enhanced disclosures. Leases will continue to be classified as either finance or operating. This ASU is effective for annual periods beginning after December 15, 2018. The provisions of ASU 2016-02 are to be applied using a modified retrospective approach. In July 2018, the FASB issued Accounting Standards Update 2018-11, Leases (Topic 842). This update provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, the prior comparative period’s financials will remain the same as those previously presented.

The Company has elected to apply the guidance at the beginning of the period of adoption and not restate comparative periods. In addition, the Company elected the available practical expedients on adoption.

The Company expects to record right-of-use leased assets and corresponding liabilities of approximately $27,000 on January 1, 2019.

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 (ASU 2016-13) “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements

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

In June 2018, FASB issued ASU 2018-07 to expand the scope of ASC Topic 718, Compensation - Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company does not expect that this new guidance will have a material impact on the Company’s Consolidated Financial Statements.

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract (“ASU 2018-15”). The amendments in ASU 2018-15 provide guidance to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The new guidance is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company is still evaluating the effect that this guidance will have on the Company’s consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	ACQUISITION

On October 23, 2018, the Company completed the acquisition of all outstanding shares of Dome9 Security Ltd, a privately-held Israeli-based company and its wholly-owned subsidiary in the United States. Under the acquisition method of accounting, the purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. In addition, the transaction included additional consideration related to compensation for post combination services which was recorded as prepaid expenses and other long term assets and will be recognized over the requisite service period.

The Company accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on their estimated fair values, as presented in the following table:

Amount
Goodwill	$138,560
Core technology	26,958
Net liabilities assumed	(4,498)

Total	$161,020

NOTE 4:-	MARKETABLE SECURITIES

Marketable securities with contractual maturities of up to one year are as follows:

	December 31,
	2018				2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$1,203,258	$9	$(5,017)	$1,198,249	$1,026,555	$48	$(1,698)	$1,024,905
Government-sponsored enterprises debentures	231,699	6	(1,200)	230,505	112,951	1	(275)	112,677
Government and corporate debentures - floating interest rate	13,902	-	(15)	13,887	27,681	14	(11)	27,684

	$1,448,859	$15	$(6,232)	$1,442,642	$1,167,187	$63	$(1,984)	$1,165,266

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2018				2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$1,819,541	$1,089	$(21,630)	$1,799,001	$1,985,849	$384	$(15,204)	$1,971,029
Government-sponsored enterprises debentures	383,190	278	(4,092)	379,376	424,619	-	(4,687)	419,932
Government and corporate debentures - floating interest rate	109,878	1	(910)	108,969	46,247	134	(27)	46,354

	$2,312,609	$1,368	$(26,632)	$2,287,345	$2,456,715	$518	$(19,918)	$2,437,315

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values were as follows:

	December 31, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$807,274	$(4,369)	$1,852,625	$(22,278)	$2,659,899	$(26,647)
Government-sponsored enterprises debentures	40,213	(79)	429,101	(5,213)	469,315	(5,292)
Government and corporate debentures - floating interest rate	115,511	(917)	5,380	(7)	120,892	(925)

	$962,999	$(5,366)	$2,287,106	$(27,498)	$3,250,06	$(32,864)

	December 31, 2017
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$1,647,125	$(7,318)	$1,063,690	$(9,585)	$2,710,815	$(16,903)
Government-sponsored enterprises debentures	236,403	(1,281)	294,986	(3,681)	531,389	(4,962)
Government and corporate debentures - floating interest rate	27,810	(37)	-	-	27,810	(37)

	$1,911,338	$(8,636)	$1,358,676	$(13,266)	$3,270,014	$(21,902)

As of December 31, 2018 and 2017, interest receivable amounted to $ 22,940 and $ 19,871, respectively, and is included within prepaid expenses and other current assets in the balance sheets.

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$50,230	-	$50,230

Marketable securities:
Government and corporate debentures - fixed interest rate	-	2,997,250	2,997,250
Government-sponsored enterprises debentures	-	609,881	609,881
Government and corporate debentures - floating interest rate	-	122,856	122,856
Foreign currency derivative contracts	-	846	846

Total financial assets	$50,230	$3,730,833	$3,781,063

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$58,344	$-	$58,344

Marketable securities:
Government and corporate debentures - fixed interest rate	-	2,995,934	2,995,934
Government-sponsored enterprises debentures	-	532,609	532,609
Government and corporate debentures - floating interest rate	-	74,038	74,038
Foreign currency derivative contracts	-	160	160

Total financial assets	$58,344	$3,602,741	$3,661,085

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2018	2017
Cost:
Computers and peripheral equipment	$51,389	$61,343
Office furniture and equipment	6,838	7,934
Building	78,121	74,209
Leasehold improvements	11,081	10,511

	147,429	153,997
Accumulated depreciation	68,915	76,230

Property and equipment, net	$78,514	$77,767

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

Amount

Balance as of December 31, 2017	$812,012
Acquisition	138,560

Balance as of December 31, 2018	$950,572

b.	Other intangible assets, net:

Net other intangible assets consisted of the following:

	Useful	December 31,
	Life	2018	2017
Original amount:
Core technology	8	$44,422	$17,464
Trademarks and trade names	15 – 20	25,520	25,520

		69,942	42,984

Accumulated amortization:
Core technology		9,737	6,927
Trademarks and trade names		19,238	17,662

		28,975	24,589

Other intangible assets, net:
Core technology		34,685	10,537
Trademarks and trade names		6,282	7,858

		$40,967	$18,395

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (Cont.)

The estimated future amortization expense of other intangible assets as of December 31, 2018 is as follows:

2019	$7,104
2020	6,888
2021	6,888
2022	5,738
2023	4,122
Thereafter	10,227

$40,967

NOTE 8:-	EMPLOYEES AND PAYROLL ACCRUALS

As of December 31, 2018 and 2017, employees and payroll accruals include a benefit of certain related parties since 2002 until 2007 in a total amount of $ 654 and $ 1,194 respectively.

NOTE 9:-	DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2018	2017

Security subscriptions	$554,215	$476,261
Software updates and maintenance	765,899	702,786
Other	17,840	7,526

	$1,337,954	$1,186,573

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheet. The remaining deferred revenues which are recognized for a period above one year and up to eight years are shown as long term deferred revenues.

NOTE 10:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2018	2017

Accrued products and licenses costs	74,487	70,252
Marketing expenses payable	10,083	16,373
Legal accrual	46,529	53,607
Other accrued expenses	42,875	36,336

	$173,974	$176,568

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

Certain facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2027. The Company recognizes rent expense under such arrangements on a straight-line basis.

Aggregate minimum lease commitments under non-cancelable operating leases as of December 31, 2018, were as follows:

2019	$7,844
2020	6,857
2021	5,200
2022	4,215
2023	3,669
Thereafter	2,656

$30,441

Rent expenses for the years ended December 31, 2018, 2017 and 2016, were $ 8,174, $ 11,098 and $ 10,097 respectively.

b.	Litigations:

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

Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, as follows: 2018 – 23%, 2017 – 24% and for 2016 – 25%.

Prior to 2012, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.

Reduced income under the Investment Law including the Preferred Enterprise Regime will be freely distributable as dividends, subject to a 15%/20% withholding tax (or lower, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income and Technological Preferred Enterprise to an Israeli company, no withholding tax will be remitted.

Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the company until December 31, 2011 (“Trapped Earnings”) is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election. The Company has elected to apply the temporary tax relief by the respective date and believes it meets those conditions.

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

At December 31, 2017, the Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future. The tax expense recorded in 2017 related to the re-measurement of the deferred tax balance was $41,084.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $ 357,298 and unrecognized deferred tax liability related to such earning amounted to $ 60,811 as of December 31, 2018.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

d.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2018 and 2017, the Company’s deferred taxes were in respect of the following:

	December 31,
	2018	2017

Carry forward tax losses	$90,099	$106,481
Employee stock based compensation	19,275	25,117
Deferred revenues	22,153	19,200
Other	53,243	53,848

Deferred tax assets before valuation allowance	184,770	204,646
Valuation allowance – mainly in respect to carryforward losses	(55,745)	(60,703)

Deferred tax asset	129,025	143,943

Intangible assets	(11,335)	(8,862)
Undistributed earnings of subsidiary	(9,925)	(9,925)
Other	(4,663)	(274)

Deferred tax liability	(25,923)	(19,061)

Deferred tax asset, net	$103,102	$124,882

Through December 31, 2018, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $395,236 expiring beginning 2020, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2018, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $96,380, which expire between fiscal 2020 and fiscal 2034, and are subject to limitations on their utilization. Through December 31, 2018, the U.S. subsidiaries had research and development tax credits of approximately $20,270, which expire between fiscal 2019 and fiscal 2038 and are subject to limitations on their utilization.

e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2018	2017	2016

Domestic	$902,235	$923,744	$862,554
Foreign	76,605	47,202	34,118

	$978,840	$970,946	$896,672

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2018	2017	2016

Current	$140,800	$101,902	$194,149
Deferred	16,735	66,121	(22,324)

	$157,535	$168,023	$171,825

Domestic	$132,027	$112,615	$166,152
Foreign	25,508	55,408	5,673

	$157,535	$168,023	$171,825

	Year ended December 31,
	2018	2017	2016

Domestic taxes:
Current	$120,876	$94,340	$175,522
Deferred	11,151	18,275	(9,370)

	132,027	112,615	166,152

Foreign taxes:
Current	19,925	7,562	18,627
Deferred	5,583	47,846	(12,954)

	25,508	55,408	5,673

Taxes on income	$157,535	$168,023	$171,825

g.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2018		2017

Beginning balance	$342,904		$306,677
Increases related to tax positions taken during prior years	745		46,520
Decreases related to expiration of statute of limitations	-		(41,022)
Increases related to tax positions taken during the current year	31,514		30,729

Ending balance	$375,163	*)	$342,904	*)

*) As of December 31, 2018 and 2017 unrecognized tax benefit in the amounts of $18,413 and $5,451 were presented net from deferred tax asset.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- TAXES ON INCOME (Cont.)

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

We adjust our unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that $ 56,702 out of our unrecognized tax benefit liability will be adjusted within 12 months due to the expiration of a statute of limitations.

During the years ended December 31, 2018, 2017 and 2016, the Company recorded $ 5,547, $ 4,168 and $ 6,025, respectively for interest expense related to uncertain tax positions. As of December 31, 2018 and 2017, the Company had accrued interest liability related to uncertain tax positions in the amounts of $ 30,766 and $ 25,219, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2018 and 2017.

The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry-forward tax losses and overall credit carry-forward position, except for Check Point Software Technologies Inc. that the assessment statue period for tax years 2005 through 2014 have expired.

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

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2018		2017		2016

Income before taxes as reported in the statements of income	$978,839		$970,946		$896,672

Statutory tax rate in Israel	23%		24%		25%

Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(9%	)	(11%	)	(5%	)
Decrease in US deferred tax due to US tax rate change	-		4%		-
Others, net	2%		-		(1%	)

Effective tax rate	16%		17%		19%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.57		$0.68		$0.26

Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.56		$0.66		$0.26

NOTE 13:- SHAREHOLDERS’ EQUITY

a.	General:

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

On July 25, 2018, the Company announced an extension and increase to its share repurchase plan. Under the updated plan, the Company may repurchase up to an additional $ 2,000,000 with purchases of up to $ 325,000 a quarter.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2018, the Company repurchased ordinary shares for an aggregate amount of $ 7,909,889. During 2018, 2017 and 2016 the Company repurchased 10,341,000, 9,535,992, and 12,298,434 shares for an aggregate amount of $ 1,103,865, $ 995,322 and $ 987,897, respectively.

c.	Stock Options, RSU’s and PSU’s:

In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014 and in July 2018: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.

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

Under the Equity Incentive Plans, the Company’s non-employee directors receive an automatic annual option grant. Following the amendments to the Equity Incentive Plans in July 2018, commencing December 31, 2018, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Incentive Plans together shall be automatically reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date).

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

As of December 31, 2018, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2018
Number in thousands
Stock Options outstanding	8,542
RSU outstanding	1,293
PSU outstanding	85
Ordinary shares available for issuance under the Equity Incentive Plans	6,610

Total Reserved and Authorized Shares as of December 31, 2018	16,530

A summary of the Company’s stock option activity and related information is as follows:

	Options in thousands	Weighted average exercise price	Aggregate intrinsic value
	2018

Outstanding at beginning of year	13,142	$75.97	$381,022
Granted	2,048	$109.26
Exercised	(6,041)	$59.16
Forfeited	(607)	$84.15

Outstanding at December 31, 2018	8,542	$95.26	101,203

Exercisable at December 31, 2018	4,007	$87.37	70,507

The weighted average fair values at grant date of options granted for the years ended December 31, 2018, 2017 and 2016; with an exercise price equal to the market value at the date of grant were $ 30.14, $ 25.00 and $ 17.14, respectively.

The total intrinsic value of options exercised during the years 2018, 2017 and 2016 was $297,477, $ 95,707 and $ 112,989, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2018
Number in thousands

Unvested at beginning of year	893
Granted	932
Vested	(318)
Forfeited	(214)

Unvested the end of the year	1,293

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2018, 2017 and 2016 were $101.2, $ 103.5 and $ 80.73, respectively.

The total fair value of shares vested during the years 2018, 2017 and 2016 was $32,279, $35,824 and $ 22,772, respectively.

A summary of the Company’s PSUs activity is as follows:

Year ended December 31,
2018
Number in thousands

Unvested at beginning of year	175
Vested	(65)
Forfeited	(25)

Unvested the end of the year	85

The weighted average fair values at grant date of PSUs granted for the year ended December 31, 2018, 2017 and 2016 were $ 0, $ 104.38 and $ 82.01, respectively.

The total fair value of shares vested during 2018 was $ 6,354, during 2017 was $ 6,241, and during 2016 was $ 3,056.

As of December 31, 2018, the Company had approximately $ 189,964 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.96 years.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- SHAREHOLDERS’ EQUITY (Cont.)

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1, 2017, 500,000 ordinary shares are authorized for issuance under the US ESPP and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP. As of December 31, 2018, 828,441 ordinary shares had been issued under the amended ESPP plan.

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

During 2018, 2017 and 2016, employees purchased 308,920, 346,241 and 311,257 ordinary shares at average prices of $ 87.584, $ 73.47 and $ 66.08 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2018, 2017 and 2016, the Company recognized $ 6,654, $ 6,656 and $ 5,432, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation

Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of operations as follows (in thousands):

	Year ended December 31,
	2018	2017	2016

Cost of revenues	$3,545	$2,741	$2,153
Research and development	17,644	16,233	12,718
Selling and marketing	20,800	18,278	19,168
General and administrative	47,337	50,207	48,693

	$89,326	$87,459	$82,732

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2018	2017	2016
Net income	$821,305	$802,923	$724,847

Weighted average ordinary shares outstanding (in thousands)	156,632	162,720	170,155

Dilutive effect:
Employee stock options, RSUs and PSUs (in thousands)	2,815	3,942	3,141

Diluted weighted average ordinary shares outstanding (in thousands)	159,447	166,662	173,296

Basic earnings per ordinary share	$5.24	$4.93	$4.26

Diluted earnings per ordinary share	$5.15	$4.82	$4.18

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following table presents total revenues for the years ended December 31, 2018, 2017 and 2016, and property and equipment, net as of December 31, 2018 and 2017, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2018	2017	2016

Americas, principally U.S.	$892,426	$871,297	$847,458
Europe	717,205	674,987	627,524
Asia-Pacific, Middle-East and Africa	306,844	308,374	266,319

	$1,916,475	$1,854,658	$1,741,301

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Property and equipment, net:

	December 31,
	2018	2017

Israel	$71,641	$71,655
U.S.	3,463	2,782
Rest of the world	3,410	3,330

	$78,514	$77,767

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2018, 2017 and 2016 by product lines:

	Year ended December 31,
	2018	2017	2016

Product and licenses:
Network security Gateways	$468,509	$506,057	$516,254
Other *)	57,048	52,969	56,710

	525,557	559,026	572,964

Security subscriptions	542,323	480,352	389,885

Software updates and maintenance	848,595	815,280	778,452

Total revenues	$1,916,475	$1,854,658	$1,741,301

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2018	2017	2016

Financial income:
Interest income	$88,475	$74,900	$69,425
Realized gain on sale of marketable securities, net	-	-	2,993

	88,475	74,900	72,418

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	13,560	20,012	23,388
Realized loss on sale of marketable securities, net	1,803	176	-
Foreign currency re-measurement loss	5,719	5,555	2,658
Others	2,327	2,128	1,970

	23,409	27,871	28,016

	$65,066	$47,029	$44,402

— — — — —

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: April 23, 2019