Form 20-F
period 2019-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2020-04-02
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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
5 Shlomo Kaplan Street Tel Aviv 6789159, Israel
(Address of principal executive offices)
John Slavitt, Esq.
General Counsel
Check Point Software Technologies, Inc.
959 Skyway Road, Suite 300
San Carlos, CA 94070 U.S.A.
Tel: (650)
 628-2110
Fax: (650)
 649-1975
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of exchange on which registered
Ordinary shares, NIS 0.01 nominal value	CHKP	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2019. 145,467,329 Ordinary Shares, nominal value NIS 0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes
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
Forward-Looking Statements
In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:
•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;
•	the effects of increased competition in our market;
•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;
•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;
•	our ability to protect our proprietary technology and intellectual property;
•	our ability to increase adoption of our products and to maintain or increase our market share;
•	our ability to maintain our growth;
•	future amounts and sources of our revenue;
•	our future costs and expenses;
•	the adequacy of our capital resources;
•	our expectations with respect to share repurchases by us and dividend payments by us;
•	the effects on our business of public health epidemics, including the strain of coronavirus known as COVID-19;
•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations, and the potential economic effects of “Brexit”;
•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and
•	our other expectations, beliefs, intentions and strategies.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
Selected Financial Data
We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2015 to 2019. The selected consolidated statement of income data for the years 2017, 2018 and 2019, and the selected consolidated balance sheet data at December 31, 2018 and 2019, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements”. The selected consolidated statement of income data for 2015 and 2016, and the selected consolidated balance sheet data at December 31, 2015, 2016 and 2017, have been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. These selected financial data should be read in conjunction with our consolidated financial statements, as set forth in Item 18, and the related notes thereto, and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in millions, except per share data)
Consolidated Statements of Income Data:
Revenues	$1,994.8	$1,916.5	$1,854.7	$1,741.3	$1,629.8
Operating expenses (*):
Cost of revenues	215.4	201.4	213.0	202.0	189.0
Research and development	239.2	211.5	192.4	178.4	149.3
Selling and marketing	552.7	500.9	433.4	420.5	359.8
General and administrative	105.7	88.9	92.0	88.1	92.0
Total operating expenses	1,113.0	1,002.7	930.8	889.0	790.1
Operating income	881.8	913.8	923.9	852.3	839.7
Financial income, net	80.6	65.1	47.0	44.4	34.1
Income before taxes on income	962.4	978.9	970.9	896.7	873.8
Taxes on income	136.7	157.6	168.0	171.8	187.9
Net income	$825.7	$821.3	$802.9	$724.9	$685.9
Basic earnings per ordinary share	$5.48	$5.24	$4.93	$4.26	$3.83
Shares used in computing basic earnings per ordinary share	150.6	156.6	162.7	170.2	179.2
Diluted earnings per ordinary share	$5.43	$5.15	$4.82	$4.18	$3.74
Shares used in computing diluted earnings per ordinary share	152.1	159.4	166.6	173.3	183.6

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(in millions)
Amortization of intangible assets and acquisition related expenses
Cost of revenues	$5.6	$2.8	$2.2	$2.2	$1.8
Research and development	6.9	5.8	7.6	7.6	6.1
Selling and marketing	1.8	3.3	3.3	3.4	3.3
Stock-based compensation
Cost of revenues	$4.4	$3.5	$2.7	$2.2	$1.6
Research and development	18.9	17.6	16.2	12.7	11.5
Selling and marketing	28.8	20.8	18.3	19.2	16.4
General and administrative	54.6	47.3	50.2	48.7	46.8

	December 31,
	2019	2018	2017	2016	2015
	(in millions)
Consolidated Balance Sheet Data:
Working capital	$737.5	$990.0	$757.5	$726.6	$679.0
Total assets	5,764.9	5,828.2	5,462.9	5,217.6	5,069.9
Shareholders’ equity	3,568.8	3,772.4	3,600.1	3,491.1	3,531.9
Capital stock	1,771.1	1,598.6	1,305.9	1,140.4	988.1

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
In 2019, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including economic and political uncertainty, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Further, if the necessary infrastructure or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, Internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point”.
We may not be able to successfully compete, which could adversely affect our business and results of operations
The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc. and Palo Alto Networks, Inc., and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, McAfee, Inc., International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc., with respect to specific products that we offer. In addition, there are hundreds of small and large companies that offer security products and services that we may compete with from time to time.
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
We may not be able to continue competing successfully against our current and future competitors, and increased competition within the market may result in price reductions, reduced gross margins and operating margins, reduced net income, and loss of market share, any or all of which may materially adversely affect our business, results of operations and financial condition. For additional information, see “Item 4 – Information on Check Point”.
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

Our future results of operations will depend upon our ability to enhance our current products and to develop and introduce new products on a timely basis; to address the increasingly sophisticated needs of our customers; and to keep pace with technological developments, new competitive product offerings, and emerging industry standards. Our competitors’ introduction of products embodying new technologies and the emergence of new industry standards may render our existing products obsolete or unmarketable. While we have historically been successful in developing, acquiring, and marketing new products and product enhancements that respond to technological change and evolving industry standards, we may not be able to continue to do so. In addition, we may experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products, as well as the integration of acquired products. Furthermore, our new products or product enhancements may not adequately meet the requirements of the marketplace or achieve market acceptance. In some cases, a new product or product enhancements may negatively affect sales of our existing products. If we do not respond adequately to the need to develop and introduce new products or enhancements of existing products in a timely manner in response to changing market conditions or customer requirements, our business, results of operations and financial condition may be materially adversely affected. For additional information, see “Item 4 – Information on Check Point” and under the caption “We may not be able to successfully compete, which could adversely affect our business and results of operations” in this “Item 3 – Key Information – Risk Factors”.
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

We are subject to risks relating to acquisitions
We have made acquisitions in the past, including the recent acquisitions of Cymplify and Protego by the end of 2019, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.
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
We are dependent on a small number of distributors
We derive our sales primarily through indirect channels. During 2019, 2018 and 2017, we derived approximately 55%, 53% and 54%, respectively, of our sales from our ten largest distributors. In 2019, 2018 and 2017, our two largest distributors accounted for approximately 37%, 36% and 36% of our sales, respectively. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.
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

We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products
Many components, subassemblies, and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. Although we do not manufacture in China, some of our component parts are sourced from China. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies, or modules and limited control over pricing, quality, and timely delivery of components, subassemblies or modules. Such risks could become exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns, border closings, and travel restrictions resulting from the global coronavirus outbreak. While we continue to monitor the global effects of the coronavirus outbreak on the supply chains in which we rely, any material supply chain disruption could negatively impact our business, financial condition and results of operations. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. We are already seeing delays which could have a material adverse impact on our business.
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
We are dependent on a limited number of product families
Currently, we derive the majority of our revenues from sales of integrated appliances and Internet security products, as well as related revenues from security subscriptions and from software updates and maintenance. We expect that this concentration of revenues from a small number of product families will continue for the foreseeable future. Endpoint security products and associated software updates, maintenance, and security subscriptions represent an additional revenue source as well as our cloud initiatives. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. For more details, see “Item 4 – Information on Check Point” and “Item 5 – Operating and Financial Review and Prospects”.
We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims
Our products contain certain technology that we license from other companies. Third-party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third-party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Further, in the event significant numbers of employees of our third-party developers or owners of technologies must miss work due to the coronavirus outbreak or otherwise, and such third-party developers and owners are otherwise unable to provide such technology or services to us, our ability to provide our products and services could be disrupted. This includes mandated government shutdowns. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third-party technology into our products could materially and adversely affect our business, results of operations and financial condition.
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

Our servers, data centers and other facilities are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures, pandemics or similar catastrophic events. For example, the coronavirus outbreak has caused many third-party service providers to shut down its business, and it is possible that providers of our cloud infrastructure services could face similar disruptions in their business or facility shutdowns. Disruptions to these servers or facilities could interrupt our ability to provide our products and services and materially adversely affect our business and results of operations.
We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition
As a global company we are subject to taxation in Israel, the United States and various other countries. We attempt to utilize an efficient operating model and accordingly to pay taxes based on the laws in the countries in which we operate. This can lead to disputes with various tax authorities in different parts of the world.
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
We are the defendant in various other lawsuits, including employment-related litigation claims, construction claims and other legal proceedings in the normal course of our business. Litigation and governmental proceedings can be expensive, lengthy and disruptive to normal business operations, and can require extensive management attention and resources, regardless of their merit. While we currently intend to defend the aforementioned matters vigorously, we cannot predict the results of complex legal proceedings, and an unfavorable resolution of a lawsuit or proceeding could materially adversely affect our business, results of operations and financial condition. See also “Item 8 – Financial Information” under the caption “Legal Proceedings”.
Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate
The 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017 and significantly affected U.S. tax law by changing how the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations. We address these tax changes by third-party advices and tax opinions.
As part of the ongoing project of the OECD titled “Addressing the Tax Challenges Arising from the Digitalization of the Economy” (BEPS 2.0), in 2019, the OECD published a Programme of Work to develop a Consensus Solution to this project.
The issues underlying in this proposal will be further discussed among the framework jurisdictions through at least 2020. We follow the developments closely. We will evaluate the potential impact of these changes on our business models toward the end of 2020 once final rules will be set out. Therefore, at this stage it is difficult to assess and reflect these changes in our financial results.
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
We may not be able to successfully protect our intellectual property rights, which could cause substantial harm to our business
We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point”. We have certain patents in the United States and in several other countries, as well as pending patent applications. We cannot assure you that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States, Israel or Sweden. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to our technology.

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
We are exposed to various legal, business, political, economic, health-related and other risks associated with our international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations
We operate our business primarily from Israel, we sell our products worldwide, and we generate a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners internationally. For example, in the event of significant numbers of our employees or the employees of our channel partners having to miss work due to a widespread health situation or pandemic such as the coronavirus, we or our channel partners may not be able to quickly source replacement or temporary workers, which could adversely affect our operations, particularly in regions where such health situations are most severe or local regulations require a shut down. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, results of operations and financial condition may be materially adversely affected.

Our international sales and operations subject us to many potential risks inherent in international business activities, including, but not limited to:
•	technology import and export license requirements;

•	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

•	varying economic and political climates;

•	trade restrictions, including as a result of trade disputes or other disputes between countries or regions in which we sell and operate;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	declines in general economic conditions;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	widespread health emergencies or pandemics, such as the coronavirus;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	increased tax rates;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which have an impact on our financial statements based on currency rate fluctuations.
Due to the global nature of our business, we must comply with various anti-bribery regimes and any failure to do so could adversely affect our business
The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Further, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations.
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

Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business
A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.
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
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance
Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), new SEC regulations, amendments to the Israeli Companies Law and Nasdaq Global Select Market rules are creating increased compliance costs and uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. The implementation of these laws and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standard.
In addition, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and the report of an independent registered public accounting firm on the Company’s internal control over financial reporting.
In connection with our Annual Report for fiscal 2019, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2019, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2019. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree
As of January 31, 2020, our directors and executive officers owned approximately 20.9% of the voting power of our outstanding ordinary shares, or 24.1% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of January 31, 2020. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.
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

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates
We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents and marketable securities totaled $3,948 million as of December 31, 2019. The performance of the capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations, market liquidity and various developments, including, without limitation, rating agency downgrades that may impair their value, or unexpected changes in the financial markets’ healthiness worldwide.
We expect that market conditions will continue to fluctuate and that the fair value of our investments may be affected accordingly. Moreover, in case we would like to liquidate some of our investments and turn them into cash – we are dependent on market conditions and liquidity opportunities, which may be impacted by global economic trends, including, without limitation, the economic effects of the
COVID-19.
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

We generally buy and hold our portfolio positions, while minimizing credit risk by setting a maximum concentration limit per issuer and credit rating. Our investments consist primarily of government and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments as available-for-sale.
Changes in the fair value of investments classified as
available-for-sale
are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported all the accumulated changes in the fair values of our investments as part of our income, our reported net income for the year ended December 31, 2019, would have increased by $22 million.
Currency fluctuations may affect the results of our operations or financial condition
Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2019, we incurred approximately 46% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. Accordingly, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2019, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2019, we had outstanding forward contracts that hedge against changes in foreign currency exchange rates of $38 million.
We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2019, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $342 million. We use derivative financial instruments, such as foreign exchange forward contracts, to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecast cash flows denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully insulate ourselves from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations on exposures that have not been covered by our hedging strategy.
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
Changes in currency rates around the globe, including, without limitation, the economic effects of the
COVID-19
or “Brexit” could have an adverse impact on our business and results of operations. These changes may have an impact on some of our expenses which are paid in local currencies (non US dollar), as well as an impact on our non-US
customers which have their budgets in
non-US
dollar currencies.
In September 2019 the U.K. and E.U. agreed the terms of the UK’s withdrawal from the E.U. in the form of a Withdrawal Agreement, and on January 31, 2020 the U.K. formally left the E.U.
Under the Withdrawal Agreement, a “transition period” will come into force for eleven months: from February 1 until December 31, 2020. During this time E.U. rules and regulations as they currently apply to our business (and all U.K.-based businesses) will remain the same. The U.K. Government has stated that the transition period will end on December 31, 2020, although the Withdrawal Agreement allows for it to be extended to the end of 2022, and that this deadline will be incorporated into U.K. legislation. If a
U.K.-E.U.
trade deal is not agreed by the end of 2020, the U.K.’s trade with the E.U. and the rest of the world would be subject to tariffs and duties set by the World Trade Organization. Additionally, the movement of goods between the U.K. and the remaining member states of the E.U. will be subject to additional inspections and documentation checks, leading to possible delays at ports of entry and departure. These changes to the trading relationship between the U.K. and E.U. would likely result in increased cost of goods imported into and exported from the U.K. and may decrease the profitability of our U.K. and other operations. As such, although the Withdrawal Agreement ensures that a
“no-deal”
or “cliff-edge” Brexit was avoided on January 31, 2020, there is no certainty that a similar effect will be avoided at the end of 2020.

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
Third parties might attempt to gain unauthorized access to our network or seek to compromise our products and services
We regularly face attempts by others to gain unauthorized access through the Internet or to introduce malicious software to our information technology (IT) systems. Additionally, malicious hackers may attempt to gain unauthorized access and corrupt the processes of hardware and software products that we manufacture and services we provide. We or our products are a frequent target of computer hackers and organizations that intend to sabotage, take control of, or otherwise corrupt our manufacturing or other processes and products. We are also a target of malicious attackers who attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems or those of our customers or others. We believe such attempts are increasing in number. From time to time we encounter intrusions or attempts at gaining unauthorized access to our products and network. To date, none have resulted in any material adverse impact to our business or operations. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable through changes to our internal processes and tools and/or changes or patches to our products, we remain potentially vulnerable to additional known or unknown threats. Such incidents, whether successful or unsuccessful, could result in our incurring significant costs related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties. Publicity about vulnerabilities and attempted or successful incursions could damage our reputation with customers or users and reduce demand for our products and services.
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
Our business, results of operations and financial condition may be adversely affected by global public health epidemics, including the strain of coronavirus known as
COVID-19.
Outbreaks of epidemic, pandemic or contagious diseases, such as the recent 2019 Novel Coronavirus
(COVID-19),
could have an adverse effect on our business, financial condition or results of operations. A global public health epidemic could impact our customers’ business operations, including temporary closures of facilities, thereby decreasing demand for our products and services. Additionally, our employees, contingent workers and contractors may be impacted by an outbreak which could impact our ability to serve our customer or respond timely to their needs. The extent to which the coronavirus impacts our results will depend on future developments, which are uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

Our business and operations are subject to the risks of earthquakes, fire, floods, pandemics and other natural catastrophic events, as well as manmade problems such as power disruptions or terrorism
We operate our business primarily from Israel, we sell our products and have operations worldwide. For example, our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel or the United States or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism could cause disruptions to our or our customers’ businesses or the economy as a whole. Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster, pandemics or by manmade problems, such as power disruptions or terrorism, could delay our research and development efforts. To the extent any of the foregoing causes disruptions or result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and results of operations would be materially and adversely affected.
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

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes
For the year ended December 31, 2019, our effective tax rate was 14%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.
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
Additional details are provided in “Item 10 – Additional Information” under the caption “Articles of Association and Israeli Companies Law – Anti-takeover measures”.

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
Check Point Heritage and Vision
Since its inception, our sole focus has been on making the world a safer place to live and work. For the last 25 years, we have worked to fulfill our vision of making the Internet secure, reliable, and available for corporations and consumers.
Early on, we pioneered the first commercially available firewall, followed by a steady stream of industry-first cyber security solutions. As an example, our technology provides protection against both known and unknown cyber security threats across a wide range of environments: physical and virtual networks, cloud and mobile surroundings, critical infrastructures, and the ‘Internet of Things’ (IoT). In November 2019, we acquired Cymplify to create a consolidated security solution to harden and protect firmware of IoT devices. Check Point has identified the evolving different generations of both cyber-attacks and security products. Today, we find ourselves in an increasingly complex threat landscape with organizations experiencing the 5th generation of cyber-attacks. With enterprises expanding their use of Internet of Things (IoT), the 6th generation of attacks is emerging with the added sophistication of targeting the vulnerable IoT emerging attack vector. The security deployed by most businesses is generationally behind and incapable of protecting against such attacks
To address these dangerous gaps, organizations will need to move from older approaches comprised of a patchwork of point products to a unified security foundation and a well-defined security architecture. This architecture should provide:
•	Proven, best threat prevention technologies across an organization’s entire IT infrastructure of networks, endpoints, cloud, workloads, IoT and mobile.
•	Real-time sharing of threat intelligence across enterprises and within the enterprise.
•	A single, consolidated security management framework.

Check Point Infinity NEXT is a fully consolidated cyber security architecture that protects against 5th and 6th generations of cyber-attacks across all networks, endpoint, cloud, Workloads, IoT and mobile. It leverages Nano Agent technology that is open-source and lightweight to ensure the latest security is delivered anywhere without the requirement of upgrades. Infinity is the only consolidated security architecture to support over 50 types of assets across Network, Endpoint, Mobile, Cloud, Workloads, and IoT, while achieving the highest level of security with over 60 adaptive threat prevention security practices delivered as a service. Through advanced threat prevention, business-oriented policy management, and cloud-based threat intelligence, Infinity delivers a solid foundation for a sustainable, effective risk management strategy.
Today, we are one the largest pure cyber security vendors globally. Our pledge to our customers and partners is to “secure your everything”, where there are no limits to the innovation needed to protect everyone living in a digital world.
Check Point Technology Leadership in 2019
During 2019 we received recognitions and awards for our activities.
NSS Labs
●	Highest Security Effectiveness Score in NSS Breach Prevention Systems Test 2019
●	Sandblast Agent Recommended Rating in NSS Advanced Endpoint Protection Test 2019
Gartner
- Leader, Gartner Network Firewall (FW) Magic Quadrant 2019
AVLabs
- ZoneAlarm Extreme Security Receives Highest Best+++ Award 2019
FedRAMP
- Check Point Achieves Federal Risk and Authorization Management (FedRAMP)
Forrester
●	Check Point CloudGuard Achieve Top Market Presence Score in Forrester Wave for Cloud Workload Security 2019
●	Leader, Check Point Endpoint Protection Recognized
Miercom
- SandBlast Mobile a Security Leader in Mobile Threat Defense
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
In January 2019, we acquired 100% of the share capital of ForceNock Security Ltd. (ForceNock), a privately held Israeli company. Founded in 2017, ForceNock developed a Web Application and API Protection (WAAP) technology, which utilizes machine learning, behavioral and reputation-based security engines. We plan to integrate ForceNock’s technology into our Infinity total protection architecture.
In November 2019, we acquired 100% of the share capital of Cymplify, a privately held Israeli company, and a developer of a new IoT cyber security technology. The new technology is intended to be integrated into the
 Infinity
 architecture.
In December 2019, we acquired 100% of the share capital of Protego, a new serverless security technology company. With this acquisition, we are now able to offer a consolidated security solution for cloud workload protection (CWPP) and security posture management (CSPM), delivering continuous serverless security with best-in-class
run time protection and application hardening.

Further details regarding the important events in the development of our business since the beginning of 2018 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.
We are incorporated as a company under the laws of the State of Israel in 1993 under the name of “Check Point Software Technologies Ltd.” Our registered office and principal place of business is located at 5 Shlomo Kaplan Street Tel Aviv 6789159, Israel. The telephone number of our registered office is
972-3-753-4555.
Our company’s website is www.checkpoint.com. The contents of our website are not incorporated by reference into this Annual Report.
This Annual Report is available on our website. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070, U.S.A., Tel.:
650-628-2050,
email:
ir@us.checkpoint.com
.
Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel:
213-627-8252.
Market Landscape – The 6
th
and the 5
th
Generations of Cyber Security
Over the last 25 years, the technologies behind cyber-attacks and the ensuing preventative measures have advanced rapidly. During 2019, we witnessed an unprecedented number of cyber-attacks against organizations across all industries carried out as large-scale, multi-vector mega attacks, inflicting major damage on businesses and their reputations. As a result, heavy fines were levied in some cases where companies failed to protect sensitive data.
Looking back, we identified the evolving different generations of both cyber-attacks and security products. Today, we find ourselves in an increasingly complex threat landscape with organizations experiencing the 5 th
generation of cyber-attacks. With enterprises expanding their use of Internet of Things (IoT), the 6 th
generation of attacks is emerging with the added sophistication of targeting the vulnerable IoT emerging attack vector. The security deployed by most businesses is generationally behind and incapable of protecting against such attacks. Specifically, while we are facing the 5 th
and 6
th
generation of attacks, most businesses possess only 2nd or 3rd generation security. Let us look at the generations of attacks and associated security:
•	Generation 1 – Late 1980s, virus attacks on stand-alone PCs affected all businesses and drove the rise of anti-virus products.
•	Generation 2 – Mid 1990s, attacks from the internet affected all business and drove the creation of the firewall.
•	Generation 3 – Early 2000s, exploiting vulnerabilities in applications affected most businesses and drove the rise in intrusion prevention systems (IPS) products.
•	Generation 4 – Approximately 2010, rise of targeted, unknown, evasive, polymorphic attacks affected most businesses and drove the increase in behavior analysis technologies such as sandboxing products.
•	Generation 5 – Approximately 2017, the large-scale and multi-vector mega attacks using advanced attack technologies. These are fast-moving attacks so detection-only is not enough. These attacks target traditional attack vectors and expanded to mobile and cloud. Advanced threat prevention is required.
•	Generation 6 – 2019 and 2020 saw an increase in attacks on the potential billions of IoT devices with old firmware that has limited or no security. The next generation of security will be based on nano security agents. Nano agents are micro-plugins that can work with any device or operating system in any environment, controlling all data that flows to and from IoT devices, ensuring always-on
security.
While it may be commonplace for businesses to avoid cutting-edge IT technologies in critical operations, lagging generationally behind in security protection leaves the business fully exposed to advanced attacks. Such attacks not only impact operations, but the exposure of critical information can also damage reputations and jeopardize the viability of a business. Today, even 4th generation security is simply not enough to properly protect against today’s 5 th
generation of attacks on today’s IT environments, cloud deployments, and mobile devices. With 6 th
generation attacks gaining ground with the expansion of IoT, status quo security is no longer an option.
To address these dangerous gaps, organizations will need to move from older approaches comprised of a patchwork of point products to a unified security foundation and a well-defined security architecture. This architecture should provide:
•	Proven, best threat prevention technologies across an organization’s entire IT infrastructure of networks, endpoints, cloud, workloads, IoT and mobile.

•	Real-time sharing of threat intelligence across enterprises and within the enterprise.
•	A single, consolidated security management framework.
Product Strategy and Offerings
We strive to bring the most innovative, highest-quality products to the market. In this way, we can provide exceptional value to our customers, allowing organizations of all sizes to proactively protect their networks against sophisticated 5 th
and 6
th
generations of cyber threats. Our product strategy of driving innovation through research and development and strategic partnerships allows us to blaze new trails with market-leading products and solutions. Our strategy helps enterprises transition their corporate security strategies from not just detecting threats but to preventing them, while enabling businesses to adopt advanced IT technologies and services, including Endpoint and Mobile, , cloud and workloads, IoT and 5G solutions.
Check Point Infinity Architecture
Check Point Infinity is a fully consolidated cyber security architecture that protects against 5 th
and 6
th
generations of cyber-attacks across all networks, endpoint, cloud, Workloads, IoT and mobile. It leverages Nano Agent technology that is open-source and lightweight to ensure the latest security is delivered anywhere without the requirement of upgrades. consolidated security architecture to support over 50 types of assets across Network, Endpoint, Mobile, Cloud, Workloads, and IoT, while achieving the highest level of security with over 60 adaptive threat prevention security practices delivered as a service.
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
The Check Point Infinity Total Protection business model enables enterprises to benefit from the most advanced threat prevention technologies available. This model allows organizations to use all of Check Point’s security technologies, protecting their networks, endpoint, mobile devices, cloud, and IoT through an annual security subscription based on the number of enterprise users.
Check Point Network Security
In order to serve the different needs and demands of our customers, we offer a wide portfolio of security gateways and software platforms that support everything from small business (SMB) to large enterprise data center and telco-grade environments. On each security gateway, we offer the full expanse of Check Point’s network security portfolio from industry-leading next generation firewall, IPS, VPN, WAF, SSL, and Data Security (DLP) to a wide set of threat prevention technologies blocking known and unknown advanced fifth-generation cyber-attacks. Check Point‘s security gateways are available as a cloud service, software-only products that can run on standard hardware, or dedicated security gateway hardware appliances.
In 2019, we introduced a number of innovative security gateways and software solutions. In early 2019, we introduced the Maestro Security Orchestrator, the industry’s first truly hyperscale network security solution. Maestro enables a single gateway to expand to the hyperscale capacity and performance of 52 gateways in minutes. Maestro provides any size business the power, flexibility, scalability and resilience of cloud-level security platforms on premises. This enables enterprises to seamlessly expand their security gateways to hyperscale capacity with over one Terabit of threat prevention performance. Maestro enables enterprises to meet the performance demands of any networking environment including the high data rate, ultra-low
latency performance required for cloud data centers and 5G networks. Along with Maestro, we announced the 6000 family of security gateways to leverage the new unprecedented hyperscale threat prevention performance. The 6500 and 6800 security gateways combine our award-winning Threat Prevention suite with the power to inspect
SSL-encrypted
network traffic without compromising on performance or uptime.
In
mid-2019,
we announced a new suite of network security products for large enterprises and data centers that deliver industry-leading
Tera-bps
(bits per second) of Gen V Threat Prevention without compromising on network performance, up time, or scalability. Powered by the Check Point Infinity architecture, the 16000 and 26000 Security Gateways incorporate Check Point’s ThreatCloud and award-winning SandBlast
™
Zero-Day
Protection. These modular gateways come in base, plus and turbo models delivering up to 30 Gbps of Gen V Threat Prevention security throughput, support connectivity standards up to 100 Gbe, and feature expansion options for up to 64 network interfaces.

In
mid-2019,
we also released the newest version of the R80.30 software with the industry’s first threat extraction for the web and patent-pending TLS/SSL inspection capabilities. With over 160 technology integrations and 100 new features, R80 is the industry’s most advanced threat prevention and security management software for the data center, cloud, mobile and endpoint. R80.30’s innovations enable the new 16000 and 26000 gateways to achieve industry leading Threat Prevention performance while streamlining the management process through a single console.
In the fourth quarter of 2019, we continued to innovate with the new 1500 series of security gateways the protect Small and Medium Size Businesses (SMBs) from both known threats and zero-day
attacks. The 1550 and 1590 gateways provide SMBs enterprise-grade security powered by Check Point’s R80 security software including new support for IoT devices, the award-winning SandBlast
™
Zero-Day
Protection, antivirus,
anti-bot,
IPS, app control, URL filtering and identity awareness. In addition, the 1500 series gateways offer unrivalled ease of deployment and management with zero-touch
provisioning, and the Check Point WatchTower mobile app for monitoring and stopping network security threats while on go from their mobile device.
In late 2019, through the acquisition of Cymplify, we announced a new IoT cyber security technology. With the technology, it is now possible to take an IP camera, a Smart TV, an elevator controller or a medical device such as an infusion pump, and in a rapid manner, harden and protect it against advanced zero day attacks. We have been incorporating Cymplify’s technology into Check Point’s Infinity architecture to strengthen its ability to reduce customer’s exposure to the IoT cyber risk, and proactively tackle IoT related threats and vulnerabilities without disrupting critical operations.
Check Point Threat Prevention Technologies & Products
To continuously improve our ability to block and prevent cyber-attacks before they occur, the Check Point SandBlast family of advanced threat prevention and zero-day
protections now includes more than 60 different innovative technologies that combat the growing frequency and sophistication of cyber security threats.
SandBlast technologies are deployed as part of our advanced threat prevention suite for network perimeters (SandBlast Network), endpoints (SandBlast Agent), web browsers (SandBlast Web), and mobile (SandBlast Mobile). In 2019, we expanded our threat prevention capabilities with the Anti-Ransomware agent, preventing the most evasive zero-day
ransomware, web sandboxing (an early detonation technology that detects highly evasive zero-day
exploits in Adobe Flash objects), Image Extraction, a feature that sanitizes suspicious images; and a capability called Malware DNA, which provides analysts with attack forensics based on families of malware and behaviors.
Check Point Cloud Security
The growth and popularity of the public cloud continues to drive more data beyond traditional IT security protections and into data center environments that are no longer owned, managed, or controlled by corporate IT. Security is often cited as a key barrier to the wide-spread adoption of an enterprise cloud. Traditional security approaches do not meet the complex requirements of the dynamic nature of the cloud leaving a business exposed to a whole host of new threats. Managing security and compliance in the cloud requires a new breed of cloud natively integrated tools that prevent sophisticated cyber security attacks, prevent catastrophic misconfigurations and actively protect applications and workloads, in an agile cloud environment. Check Point combines its long history of innovation in threat prevention security, combined with, visibility and agile tools lead our customers safely into the cloud.
As part of the Check Point Infinity Architecture, the Check Point CloudGuard cloud security product suite delivers threat prevention to all of the leading cloud providers and applications with agile cloud security.
The Check Point CloudGuard portfolio offers a comprehensive threat prevention security, cloud visibility, cloud security posture management and workload protection solutions for enterprise cloud networks, data, and applications:
1)	CloudGuard IaaS provides a unified management pane for cyber security policy enforcement across cloud and on-premise
environments. CloudGuard IaaS integrates with a large number of public and private cloud infrastructure and workload platforms, including VMware NSX, Cisco ACI, Amazon Web Services (AWS), Microsoft Azure cloud, and the Google Cloud Platform (GCP).
2)	CloudGuard SaaS supports cloud-based applications such as Salesforce, Office 365, and Box to work at protecting cloud services against the most sophisticated malware and zero-day
attacks. CloudGuard Dome9, based on Dome9’s platform that we acquired in 2018, extends public cloud capabilities allowing enterprise organizations to easily manage network security and compliance automation at any scale across AWS, Azure and GCP. Log.ic, provides cloud security analytics within AWS, Azure and GCP, helping enterprises provide context and logic around log data. With CloudGuard Log.ic, enterprises are able to visualize cybersecurity anomalies and take action, remediating any regulatory violations or resolve incidence of compromise, where detected in the cloud.

3)	CloudGuard Workload is a solution that is integrated in the DevOps CI/CD pipeline, providing you continuous application security runtime assessment for code in any type of workloads.

4)	CloudGuard Connect, introduced in August of 2019, transforms branch cloud security by delivering enterprise grade security to branches as a cloud service, with top-rated
threat prevention, quick and easy deployment in minutes, and unified management saving up to 40% in security operating expenses.

5)	CloudGuard Edge, also introduced in August 2019, complements CloudGuard Connect by providing on-premise
branch office security solution. CloudGuard Edge provides
top-rated
threat prevention running as a virtual machine (VM) seamless integrated into leading
SD-WAN
devices or universal Customer Premise Equipment (uCPE) servers. This enables enterprises who need an on premises security solution to satisfy data privacy, compliance, or data location requirements.

The combination of CloudGuard portfolio solutions provide a holistic approach to delivering a complete cyber security threat prevention and cloud security management strategy across cloud data and control planes. Furthermore, Check Point supports single-click and agile deployment models aligned with the dynamic nature of cloud services for its customers.
Check Point Mobile Security
Smartphones and tablets give us unprecedented access to the critical business information we need to work faster and more accurately. Providing business employees with access to information on mobile devices has many benefits, but they can also expose the business to risk. According to a study published in 2018 by Check Point mobile threat researchers, every business has experienced at least one mobile infection in the past year. We believe this report was the first study to document the volume and impact of mobile attacks across corporate and public enterprise environments. In 2019, Check Point worked with the Anti-Phishing Work Group to address the rise of mobile phishing, which has grown to be the primary attack vector on mobile.
Check Point SandBlast Mobile, an innovative approach to mobile security for iOS and Android devices, detects and stops mobile threats before they start. Whether data is at rest on a device or in flight through the cloud, SandBlast Mobile helps protect our customers from vulnerabilities and attacks that may put their data at risk.
Check Point Security Management
A significant part of our product strategy addresses the need for scalable and consolidated security management. As part of Check Point’s Infinity architecture, we enable customers of all sizes - from single offices to hundreds and thousands of offices
-to
manage and tailor their security policy to express their business needs from a single pane of glass. With Check Point’s R80 security management software, administrators can consolidate security management in an all-in-one,
single scalable server for full threat visibility and control across networks, endpoints, cloud and mobile. In 2019, we updated our Security Management Software to version R80.30 offering security management through a single console with a unified security policy that streamlines security operations and provides a greater visibility into policy administration and threat analysis.
Check Point’s security management servers are available as software-only products that can run on standard hardware, or on dedicated security management hardware appliances named the
Smart-1
product line. In 2019, Check Point also introduced a new
Smart-1
appliances (525, 625, 5050 and 5150), powering the 5th generation of Cyber Security with significant performance boost, facilitating the full security management consolidation under a single device.

Revenues by Category of Activity
The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2019	2018	2017
	(in millions)
Category of Activity:
Products and licenses	$510.8	$525.6	$559.0
Security subscriptions	610.3	542.3	480.4
Software updates and maintenance	873.7	848.6	815.3

Total revenues	$1,994.8	$1,916.5	$1,854.7

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
As of December 31, 2019, we had 2,434 employees and subcontractors dedicated to sales and marketing.
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
Our technical assistance centers in the United States, Israel, Canada, Japan, India, China and Australia offer support worldwide,
24-hour
service, seven days per week. As of December 31, 2019, we had 800 employees and subcontractors in our technical services organization.
Our support solutions include both indirect and direct offerings. Channel partners provide customers with installation, training, maintenance and support, while we provide technical support to our channel partners. Alternatively, our customers may select to receive support directly from us. In addition, due to increasing demand for our portfolio of security gateway appliances, from small office locations to telco grade and capacity infrastructure platforms, we have expanded our technical support offerings around the world. This includes same and next-business-day
replacements,
on-site
support availability and device
pre-configuration.
We also offer ThreatCloud Managed Security Services and Incident Response Services. These services are focused on helping our partners and customers maximize the effectiveness of advanced protections, mitigate and remediate critical security events quickly.

Research and Product Development
We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. This becomes especially true as we find ourselves facing 5 th
and 6
th
generation cyber-attacks. Today’s attacks are the most advanced and impactful we have ever seen and yet the security deployed by most businesses is generationally behind and incapable of protecting against these attacks. Part of the problem is that older generations of security are based on patchwork solutions that simply detect. Check Point continues its focus in 2020 on 5 th
and 6
th
generation cyber security, which emphasizes prevention through a consolidated architecture that unifies all network, virtual, cloud, remote office and mobile operations.
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
As of December 31, 2019, we had 1,524 employees and subcontractors dedicated to research and development activities and quality assurance.
Competition
Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.
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
We have 82 issued patents in the U.S. and in other regions and 27 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.

Effect of Government Regulation on our Business
Information concerning regulation is provided in “Item 5 – Operating and Financial Review and Products” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”.
Organizational Structure
We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (1)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Check Point Advanced Threat Prevention Ltd.	Israel
Check Point Mobile Security Ltd.	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Ltd.	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Public Cloud Security Ltd.	Israel
Check Point Web Applications and API Protection Ltd.	Israel
Protego Labs, Inc. Check Point IOT Security Ltd. Check Point Serverless Security Ltd. (6)	Delaware Israel Israel
Check Point Software Technologies (Sweden) AB. (7)	Sweden
Zone Labs, L.L.C. (8)	United States of America (California)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.

(2)	Branch of Check Point Holding (Singapore) PTE Ltd.

(3)	Representative office of Check Point Software Technologies Ltd.

(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.

(6)	Subsidiary of Protego Labs, Inc

(7)	Check Point Holding AB

(8)	Check Point Software Technologies Inc.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S. Check Point Software Technologies (Philippines) Inc.	Norway Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	S. Korea
Check Point Software Technologies (Spain) S.A.	Spain
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

Property and Equipment
We lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Israel	379,000*)
Americas	138,000
Europe, Middle East and Africa	67,000
Asia Pacific	35,000

*)	Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease on the land with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building contains approximately 332,000 square feet of office space. In addition, we lease approximately 47,000 square feet of additional space substantially all in Tel Aviv, Israel.

Principal Capital Expenditures and Divestitures
For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources
”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2018 compared to 2017, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on April 23, 2019.
The following discussion and analysis is based on our consolidated financial statements including the related notes, and should be read in conjunction with them. Our consolidated financial statements are provided in “Item 18 – Financial Statements”.
Overview
We develop, market and support a wide range of products and services for IT security by offering a multilevel security architecture that defends enterprises’ cloud, network, mobile device information and IOT solutions. Our solutions operate under a unified security architecture that enables end-to-end
security with a single line of unified security gateways and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our open platform framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of channel partners worldwide.
Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security and data security industries. If general economic and industry conditions deteriorate, demand for our products could be adversely affected.
We derive our sales primarily through indirect channels. During 2019, 2018 and 2017, we derived approximately 55%, 53%, and 54%, respectively, of our sales from our ten largest channel partners. In 2019, 2018 and 2017, our two largest distributors accounted for approximately 37%, 36% and 36% of our sales, respectively. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2019	*2018	*2017
Region:
Americas, principally U.S.	46%	47%	47%
Europe, Middle East and Africa	42%	42%	41%
Asia-Pacific	12%	11%	12%

*	Starting 2019, Middle East and Africa are part of the “Europe Middle East and Africa” region, while before it was part of “Asia Pacific, Middle East and Africa” region. 2018 and 2017 figures were reclassified to present the updated revenue distribution by geography.

For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.
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

We recognize revenues under the core principle that transfer of control to our customers should be depicted in an amount reflecting the consideration we expect to receive in revenue. Therefore, we identify a contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation in the contract and recognize revenues when (or as) we satisfy a performance obligation.
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
We recognize revenues net of estimated amounts that may be refunded for sales returns, rebates, stock rotations and other rights provided to customers on product and service related sales subject to varying limitations. We estimate and record these reductions based on our historical sales returns experience, analysis of credit memo data, rebate plans, stock rotation and other known factors. In each accounting period, we use judgments and estimates to determine potential future sales credits, returns and stock rotation, related to current period revenue. These estimates affect our “revenue” line item on our consolidated statements of income and affect our “deferred revenues” and “accrued expenses and other liabilities” on our consolidated balance sheets.
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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2019, 2018 and 2017.
Accounting for income tax
We are subject to income taxes in Israel, the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our uncertain tax positions and determining our taxes. Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate, or upon lapse of statute of limitations. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made.
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
Impairment of marketable securities
Our debt securities are classified as
available-for-sale
securities. We assess our
available-for-sale
debt securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not we will be required to sell the security before it recovers, an other-than temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions.
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
Manufacturing Partner and Supplier Liabilities
We purchases manufactured products from its original design manufacture (“ODM”). We generally do not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet our detailed requirements. If the actual demand is significantly lower than forecast, we records a liability for its commitment in excess of the actual demand. As of December 31, 2019 and 2018, we have not accrued any significant liability in respect with this exposure.
Recent Accounting Pronouncements
For a summary of recent accounting pronouncements applicable to our consolidated financial statements see Note 2, “Significant Accounting Policies” to the Consolidated Financial Statements included in Part III, Item 18 of this Annual Report on Form
20-F.
Results of Operations
The following table presents information concerning our results of operations in 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(in millions)
Revenues:
Products and licenses	$510.8	$525.6
Security subscriptions	610.3	542.3
Software updates and maintenance	873.7	848.6

Total revenues	1,994.8	1,916.5

	Year Ended December 31,
	2019	2018
	(in millions)
Operating expenses(*):
Cost of products and licenses	90.7	92.0
Cost of security subscriptions	24.6	17.7
Cost of software updates and maintenance	94.5	88.9
Amortization of technology	5.6	2.8

Total cost of revenues	215.4	201.4

Research and development	239.2	211.5
Selling and marketing	552.7	500.9
General and administrative	105.7	88.9

Total operating expenses	1,113.0	1,002.7

Operating income	881.8	913.8
Financial income, net	80.6	65.1

Income before taxes on income	962.4	978.9
Taxes on income	136.7	157.6
Net income	$825.7	$821.3

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2019	2018
	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$5.6	$2.8
Research and development	6.9	5.8
Selling and marketing	1.8	3.3

Total amortization of intangible assets and acquisition related expenses	$14.3	$11.9

Stock-based compensation
Cost of products and licenses	$0.2	$0.1
Cost of software updates and maintenance	4.2	3.5
Research and development	18.9	17.6
Selling and marketing	28.8	20.8
General and administrative	54.6	47.3

Total stock-based compensation	$106.7	$89.3

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2019	2018
Revenues:
Products and licenses	26%	28%
Security subscriptions	30	28
Software updates and maintenance	44	44

Total revenues	100%	100%

	Year Ended December 31,
	2019		2018
Operating expenses:
Cost of products and licenses	5		5
Cost of security subscriptions	1		1
Cost of software updates and maintenance	5		5
Amortization of technology	—	*)	—	*)

Total cost of revenues	11		11

Research and development	12		10
Selling and marketing	28		26
General and administrative	5		5

Total operating expenses	56		52

Operating income	44		48
Financial income, net	4		3

Income before taxes on income	48		51
Taxes on income	7		8

Net income	41		43

*)	Less than 1%.

Revenues
We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $1,995 million in 2019 and $1,916 million in 2018.
Total revenues in 2019 increased by 4% compared to 2018. Product and license revenues decreased by $15 million, or 3%, from $526 million in 2018 to $511 million in 2019, which was partially attributed to customer transitions to security subscriptions solutions. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, cloud, Infinity and mobile solutions. As a result, security subscription revenues increased by $68 million, or 12%, from $542 million in 2018 to $610 million in 2019. In 2019, product and license and security subscription revenues as a percentage of total revenues were 56%, similar to 2018. Software updates and maintenance revenues increased by $25 million, or 3%, from $849 million in 2018 to $874 million in 2019, primarily as a result of renewals of existing and sales of new maintenance contracts.
Cost of Revenues
Total cost of revenues was $215 million in 2019 and $201 million in 2018. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.
Cost of products and licenses was $91 million in 2019 and $92 million in 2018, and represented 18% of products and licenses revenues in 2019 and 17% in 2018.
Cost of security subscriptions was $25 million in 2019 and $18 million in 2018, and represented 4% and 3% of security subscription revenues in 2019 and 2018, respectively. The higher costs in 2019 were related to the increase in sales of security subscriptions, including sales of security subscriptions that have higher cloud based and other costs expenses.
Cost of software updates and maintenance was $95 million in 2019 and $89 million in 2018 and represented 11% and 10% of software updates and maintenance revenues in 2019 and 2018, respectively. In 2019, the $6 million increase in the cost of updates and maintenance was primarily the result of an increase in compensation expenses, which was related mainly to an increase in headcount of employees and subcontractors, from 755 at the end of 2018 to 789 at the end of 2019.
In 2019 amortization of technology was $6 million compared to $3 million in 2018. The increase in 2019 is attributed to the acquisitions made during 2019 and 2018.
Research and Development
Research and development expenses were $239 million in 2019 and $212 million in 2018, and represented 12% and 10% of revenues in 2019 and 2018, respectively. Research and development expenses consist primarily of salaries and other related expenses for personnel, as well as the cost of facilities and depreciation of capital equipment.

The $27 million increase in 2019 is primarily a result of an increase in compensation and related expenses for personnel and in our cloud infrastructure expenses.
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
Selling and Marketing
Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op
activities with partners, travel and other related expenses. Selling and marketing expenses were $553 million in 2019 and $501 million in 2018, which represented 28% of revenues in 2019 and 26% of revenues in 2018. In 2019 there was an increase of $52 million. In 2019, the increase was primarily related to an increase in compensation and related expenses for personnel.
Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.
General and Administrative
General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $106 million in 2019 and $89 million in 2018, and represented 5% of revenues in each of the years 2019 and 2018. In 2019, there was an increase of $17 million in general and administrative expenses, which related mostly to an increase in our workforce.
Operating Income Margin
We had an operating margin of 44% in 2019 and 48% in 2018. Our operating margin decreased by 4% in 2019 mainly due to continued investment in our sales force and marketing efforts.
We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.
Financial Income, Net
Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $81 million in 2019 and $65 million in 2018. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2019 was primarily due to an increased portfolio interest rate in 2019 compared to 2018. In 2019 and 2018 no other-than-temporary impairment was recorded.
For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.
Taxes on Income
Total taxes on income were $137 million in 2019 and $158 million in 2018. Our effective tax rate was 14% in 2019 compared to 16% in 2018. The lower effective tax rate in 2019 compared to 2018 is attributed substantially to the lower provisions on uncertain tax positions and included tax benefit from lapse of statute of limitation on certain provisions. See Note 11 to our consolidated financial statements for further information on our statutory rates.
Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.
Liquidity and Capital Resources
During 2019 and 2018, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,948 million as of December 31, 2019 and $4,039 million as of December 31, 2018. Our cash and cash equivalents and short-term investments were $1,580 million as of December 31, 2019 and $1,752 million as of December 31, 2018. Our long-term interest bearing investments were $2,369 million as of December 31, 2019 and $2,287 million as of December 31, 2018. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.

We generated net cash from operations of $1,104 million in 2019 and $1,144 million in 2018. Net cash from operations for 2019 and 2018 consisted primarily of net income adjusted for non-cash
activity. The decrease in our cash from operations derived mostly from the lower increase in our deferred revenues compared to 2018.
We generated net cash from investing activities of $60 million in 2019 compared to net cash used in investing activities of $330 million in 2018. In 2019, net cash generate from investing activities was primarily of proceeds related to marketable securities and lower cash paid in conjunction with acquisitions compared to 2018. Our capital expenditures amounted to $26 million in 2019 and $17 million in 2018. Our capital expenditures consisted primarily of computer equipment, software and leasehold improvements.
Net cash used in financing activities was $1,189 million in 2019 and $755 million in 2018. In 2019 and 2018, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2019 and 2018, we repurchased ordinary shares in the amount of $1,278 million and $1,104 million, respectively. We re-issued
the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $95 million and $354 million in 2019 and 2018, respectively.
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
Our principal sources of liquidity consist of our cash and cash equivalents and marketable securities (which aggregated $3,948 million as of December 31, 2019) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.
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

Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2019:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(in millions)
Operating lease obligations	$30.9	$10.4	$12.7	$6.4	$1.4
Uncertain income tax positions(*)	393.3	—	—	—	—
Severance pay(**)	10.1	—	—	—	—

Total	$434.3	$10.4	$12.7	$6.4	$1.4

(*)	Accrual for uncertain income tax position under ASC 740 “Income Taxes,” is paid upon settlement and we are unable to reasonably estimate the ultimate amount or timing of settlement. See Note 12g of our Consolidated Financial Statements for further information regarding our liability under ASC 740.

(**)	Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee and there is no obligation for benefits accrued prior to 2007, if the employee voluntarily resigns. These obligations are partially funded through accounts maintained with financial institutions and recognized as an asset on our balance sheet. Of this amount, $5 million is unfunded.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Our directors and executive officers as of December 31, 2019, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer and Director
Marius Nacht	Chairman of the Board
Jerry Ungerman	Vice Chairman of the Board

Tal Payne	Chief Financial and Operations Officer
Dorit Dor	Vice President of Products
Dan Yerushalmi	Chief Customer Officer
Yoav Chelouche (3)	Director	✓	✓	✓	✓
Irwin Federman (3)	Director	✓	✓	✓	✓	✓
Guy Gecht (3)	Director	✓	✓	✓	✓
Dan Propper	Director	✓
Ray Rothrock (3)	Director	✓	✓	✓	✓	✓

Tal Shavit	Director	✓				✓
Shai Weiss	Director	✓				✓

(1)	“Independent Director” under the Nasdaq Global Select Market regulations and the Israeli Companies Law (see explanation below).

(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).

(3)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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
Marius Nacht
, one of Check Point’s founders, has served as Chairman of our board of directors since September 2015 and as Vice Chairman of our board of directors from 2001 until September 2015. Mr. Nacht has also served as one of our directors since we were incorporated in 1993. From 1999 through 2005, Mr. Nacht held Senior Vice President roles at Check Point. He also serves as a director in a number of private companies. Mr. Nacht earned a B.S. (cum laude) in Physics and Mathematics from the Hebrew University of Jerusalem in 1983, and an M.S. in Electrical Engineering and Communication Systems from Tel Aviv University in 1987.
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
University, in addition to graduating cum laude for her B.S. In 1993, she won the Israel National Defense Prize. In 2019 Dr. Dor was named as one of Israel’s most influential women by Forbes Israel, for her leadership role in one of the world’s leading tech industries.
Dan Yerushalmi
, Chief Customer Officer at Check Point, manages worldwide sales field operations and engineering, channel sales and strategic technologies, focusing on customer experience. Mr. Yerushalmi has served as a
c-suite
leader in large-scale enterprises in technology, banking, and telecom. Prior to joining Check Point in 2018, he was the first Executive Vice President, group Chief Technology Officer and Chief Operations Officer of Israel’s largest Bank – Bank Leumi Ltd from 2013 to 2017. He also served as President of EMEA for Advertising and Media and Regional Vice President & Client Business Executive at Amdocs, a multinational technology corporation from 1993 to 2012. In 2016, he was named one of the leading Chief Technology Officers by CIO 100 magazine.
Yoav Z. Chelouche
has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman
of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche has been a board member of Tower Semiconductor Ltd. since July 2016. He was until May 2018 and again since February 2019 an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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
Guy Gecht
has served on our board of directors since 2006. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. In 2019, Mr. Gecht joined the board of directors for Logitech. He also holds a B.S. in Computer Science and Mathematics from
Ben-Gurion
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
Ray Rothrock
has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000 and as a director under Roku, Inc. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman and Chief Executive Officer of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock is a director of Nasdaq-listed Roku, Inc, and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.
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
Of the individuals mentioned above, only Gil Shwed and Marius Nacht owned more than one percent of our outstanding shares as of December 31, 2019. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.
Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Marius Nacht, Jerry Ungerman, Dan Propper, Dr. Tal Shavit and Shai Weiss will expire at our 2020 annual meeting of shareholders. The terms of Irwin Federman and Ray Rothrock will expire at our 2020 annual meeting of shareholders, and the terms of Yoav Chelouche and Guy Gecht will expire at our 2021 annual meeting of shareholders.
There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.
Compensation of Directors and Officers
The total direct cash compensation that we accrued for our directors and executive officers as a group including a director and an executive officer who left the company during 2019 was approximately $2.68 million for the year ended December 31, 2019. These amounts include $0.17 million that were set aside or accrued to provide for severance and retirement insurance policies in 2019. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.
Following is a summary of the salary and benefits paid in 2019 (i) to our five most highly compensated executive officers as of the date of this Annual Report (referred to as the “Covered Executives”) and (ii) to our non-executive
directors.
Cash Compensation
Mr. Gil Shwed, Chief Executive Officer and Director.
Cash compensation expenses recorded in 2019 consisted of $16.96 thousands in salary expenses, and $12.56 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2019, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2019, and did not receive any cash compensation for 2019 except for an amount equal to the minimum wage required under Israeli law.
Dr. Dorit Dor, Vice President, Products.
Compensation expenses recorded in 2019 included $382.39 thousands in salary expenses and $93.42 thousands in benefit costs.
Ms. Tal Payne, Chief Financial Officer & Chief Operating Officer.
Compensation expenses recorded in 2019 included $434.53 thousands in salary expenses and $105.52 thousands in benefit costs.
Ms. Miryam Steinitz, Head of Human Resources
. Compensation expenses recorded in 2019 included $260.72 thousands in salary expenses and $66.61 thousands in benefit costs.
Mr. Dan Yerushalmi, Chief Customer Officer
. Compensation expenses recorded in 2019 included $382.39 thousands in salary expenses and $93.11 thousands in benefit costs.
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
In accordance with the company’s executive compensation policy, we also paid cash bonuses upon compliance with predetermined 2019 performance parameters set by the Compensation Committee and the Board of Directors. The 2019 cash bonus expenses for Dr. Dor, Ms. Payne, Ms. Steinitz and Mr. Yerushalmi were $288.2 thousands, $394.7 thousands, $105.2 thousands and $233.8 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2019. The cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.
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
non-employee
directors or specific
non-employee
directors.
On June 19, 2019, following the approval of our Compensation Committee, Board of Directors and the company’s shareholders at the 2019 Annual General Meeting, we granted Mr. Gil Shwed, our Chief Executive Officer and Director, options to purchase 1.3 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the grant, vesting gradually over a period of four years.
During 2019, we granted our executive officers and directors options to purchase an aggregate of approximately 1.9 million shares and approximately 39,688 RSUs under our equity incentive plans. The exercise price of these options range between
$114.23-$115.9,
and their expiration dates range between February 2026 and June 2026.
All options granted to directors and executive officers in 2019 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the applicable date of grant.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2019 for Mr. Shwed, Dr. Dor, Ms. Payne, Ms. Steinitz and Mr. Yerushalmi of $39,988 thousands, $3,810 thousands, $4,247 thousands, $1,396 thousands and $1,014 thousands, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note [2w] to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Israeli Companies Law.
As of December 31, 2019, our executive officers and directors held options to purchase an aggregate of approximately 9.4 million shares and held 98,813 restricted share units under our stock option and equity incentive plans. The exercise prices of these options range between $49.5 and $115.9, and their expiration dates range between June 2020 and June 2026.
Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.
Composition of Board of Directors
Our board of directors currently consists of ten members, including two outside directors in accordance with the requirements of the Israeli Companies Law. See “Outside and Independent Directors”. Under our articles of association, the number of directors on our board is to be no less than six and no more than twelve. Each director (other than an outside director as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each executive officer is elected by the board of directors and serves at the discretion of the board. All of our executive officers and directors, other than non-employee
directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.
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

Outside and Independent Directors
Outside directors
. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israeli Companies Law. Our board of directors has determined that each of Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock has “financial and accounting expertise,” and each of Guy Gecht and Ray Rothrock has “professional expertise”.
An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2019, Yoav Chelouche, Irwin Federman, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2021, and Irwin Federman’s and Ray Rothrock’s term of office will expire in 2020.
In 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on Nasdaq, such as Check Point, are subject to.
Generally, pursuant to the amended regulations, an Israeli company traded on Nasdaq that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint Outside Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above);
provided
, the company complies with the applicable Nasdaq independent director requirements and the Nasdaq Audit Committee and Compensation Committee composition requirements.
Accordingly, Check Point is eligible to adopt the relief provided by the amended Israeli regulations. To date, Check Point has elected not to adopt such relief.
Independent directors
. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Global Select Market, requires issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have a majority of independent directors within the meaning of the applicable Nasdaq regulations. Our board of directors complies with these requirements by including a majority of members who are independent directors within the meaning of the applicable Nasdaq regulations.
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
Audit committee
. Under the Israeli Companies Law, the board of directors of any public company must establish an audit committee. The audit committee must consist of at least three directors, must include all of the outside directors (including one outside director serving as the chair of the audit committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.

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
Compensation committee
. Under the Israeli Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must consist of at least three directors, include all of the outside directors (including one outside director serving as the chair of the compensation committee), and a majority of the committee members must comply with the director independence requirements prescribed by the Israeli Companies Law.
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
Nominating committee
. The nominating committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, and provides oversight in the evaluation of our board of directors and each committee. Shai Weiss is the chairman of the nominating committee. Irwin Federman, Ray Rothrock and Tal Shavit serve as the other members of our nominating committee. The nominating committee has adopted a written nominating committee charter.

Employees
As of December 31, 2019, we had 5,258 employees which includes 106 subcontractors.
Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function	2019	2018	2017
Research, development and quality assurance	1,515	1,528	1,396
Marketing, sales and business development	2,335	2,301	2,031
Customer support	789	755	689
Information systems, administration, finance and operation	513	486	460

Total	5,152	5,070	4,576

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Function	2019	2018	2017
Israel	2,260	2,229	2,047
United States	1,211	1,206	1,097
Rest of the World	1,681	1,635	1,432

Total	5,152	5,070	4,576

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.
Share Ownership
The following table shows information regarding beneficial ownership by our directors and executive officers as of February 29, 2020. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.
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
The share numbers and percentages listed below are based on shares outstanding as of February 29, 2020.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	29,163,983	19.7%	Ordinary shares	4,200,000	$83.59 - $114.95	06/08/2022-06/18/2026
Marius Nacht	5,264,986	3.7%	Ordinary shares	50,000	$114.81 - $114.95	06/06/2024-08/19/2025
All directors and officers as a group (13 persons including Messrs. Shwed and Nacht) (4)	36,384,232	24.3%	Ordinary shares	6,068,537	$49.50 - $115.9	06/24/2020-06/18/2026

(1)	The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 29, 2020.

(2)	If a shareholder has the right to acquire shares by exercising stock options (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 29, 2020.

(4)	Each of Messrs./Mmes. Ungerman, Yerushalmi, Payne, Dor, Chelouche, Federman, Gecht, Propper, Rothrock, Weiss and Dr. Shavit beneficially owns less than one percent of our outstanding ordinary shares.

Equity Incentive Plans
The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2019:

Plan	Outstanding options & RSUs	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	1,573,322	$49.5-$116.88	06/24/2020-10/29/2026	560,500
2005 Israel Equity Incentive Plan	10,529,931	$49.5-$116.88	06/24/2020-07/17/2026	5,310,000
Dome9 Equity Incentive Plan	6,449	$4.98-$19.27	05/03/2026-06/27/2028	2,123

In 2005, we adopted our 2005 United States Equity Incentive Plan and our 2005 Israel Equity Incentive Plan, which were subsequently amended in January 2014 and in July 2018. We refer to the plans, as amended in January 2014 and July 2018, as the U.S. Equity Plan and the Israel Equity Plan, and, together, as the Equity Plans.
Number of Ordinary Shares Reserved for Future Grants under the Equity Plans
Following the amendments to the Equity Plans in July 2018, commencing December 31, 2018, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Plans together shall be automatically reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date). The number of “
Reserved and Authorized Shares
” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date, and (ii) the number of ordinary shares reserved, authorized and available for issuance under the Equity Plans on such date.
Accordingly, as of December 31, 2019, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 15,757,703.
As of December 31, 2019, we had granted options to purchase an aggregate of 34,581,789 ordinary shares under the Equity Plans and the Dome9 Equity Incentive Plan combined, of which options to purchase 10,664,851 ordinary shares were outstanding on that date. The option exercise prices of the outstanding options as of December 31, 2019 range between $4.98 and $116.88 per share. As of December 31, 2019, we had granted an aggregate of 8,260,096 RSUs and PSUs under the Equity Plans combined, of which 1,444,851 RSUs and PSUs were outstanding on that date.
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
2005 United States Equity Incentive Plan, as Amended
Awards
. The U.S. Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) Incentive Stock Options (ISOs), (ii)
 Non-statutory
 Stock Options (NSOs), (iii) Restricted Stock, (iv) Restricted Stock Units (RSUs), (v) Performance Shares, (vi) Performance RSUs (“PSUs”) and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

Granting of options, price and duration
. Our U.S. Equity Plan provides that each option will expire on the date stated in the notice of grant, which will not be more than seven years from its date of grant (or five years, in the case of an ISO granted to a person who on the date of grant owns 10% or more of our voting power). The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant (or 110% of the fair market value, in the case of an ISO granted to a person who on the date of grant owns 10% or more of our voting power). The administrator will fix the period within which the award can be exercised and the exercise price. No option award can vest until at least six months after the grant date.
Granting of awards, other than options, and price
. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but conditions may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and PSUs upon payment of their nominal value. No such award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares, or PSUs that the administrator permits to be paid out in installments or on a deferred basis.
2005 Israel Equity Incentive Plan, as Amended
Awards
. The Israel Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares,” which are grants to directors, employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period as prescribed by Israeli law; (ii)
 “Non-approved
102 Options/Shares,” which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants; (iii) Restricted Stock; (iv) RSUs; (v) Performance Shares; (vi) PSUs; and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.
Trustee
. A trustee designated by our board of directors and approved by the Israel Tax Authority must hold any shares allocated or issued upon exercise of Approved 102 Options or other shares subsequently received following any realization of rights, including bonus shares (stock dividends), for at least the period of time specified by Section 102 of Israel’s Income Tax Ordinance.
Granting of options, price and duration
. Our Israel Equity Plan provides that each option will expire on the date stated in the option agreement, which will not be more than seven years from its date of grant. The exercise price of an option cannot be less than 100% of the fair market value per share on the date of grant. The administrator will fix the period within which the award can be exercised and the exercise price. No option award can vest until at least six months after the grant date.
Granting of awards, other than options, and price
. The administrator can determine the conditions that must be satisfied, which typically will be based principally or solely on the recipient’s continuing to provide services to us, but conditions may also include a performance-based component. We can issue ordinary shares under grants of Restricted Stock, RSUs, Performance Shares and PSUs upon payment of their nominal value. No such award can vest until at least one year after the grant date. Deferred Stock Units consist of Restricted Stock, RSUs, Performance Shares, or PSUs that the administrator permits to be paid out in installments or on a deferred basis.
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
As of December 31, 2019, options to purchase 6,449 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The options generally have terms of between seven and ten years. The option exercise prices range from
$4.98-$21.97
per share. No further options can be granted under the Doem9 Equity Plan.
Employee Stock Purchase Plans
In 1996, we adopted an Employee Stock Purchase Plan, which was subsequently amended and restated in 2015, and further amended in May 2019. We refer to the Employee Stock Purchase Plan, as amended and restated, as the US ESPP, and the Employee Stock Purchase Plan
(Non-U.S.
Employees), as the ROW ESPP, and together with the US ESPP, as the “ESPPs”. The ESPPs permit full time employees and employees employed on a part-time employment basis of 80% or more (as well as employees of some of our subsidiaries) to purchase ordinary shares through payroll deductions.

According to the amendments, commencing May 19, 2019, 750,000 ordinary shares are authorized for issuance under the US ESPP (out of which 364,422 ordinary shares had been issued through December 31, 2019) and 1,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 787,669 ordinary shares had been issued through December 31, 2019).
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The following table shows information as of December 31, 2019, 2018 and 2017, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2019:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2019		December 31, 2018		December 31, 2017
Gil Shwed	29,163,983	19.5%	27,811,458	17.6%	31,183,927	18.9%
Massachusetts Financial Services Company (3)	8,764,230	5.76%	12,658,864	8.15%	11,989,070	7.54%

(1)	The amount includes ordinary shares owned by each of the individuals, directly or indirectly, and options immediately exercisable or that are exercisable within 60 days from December 31 st
, of each of the years shown in this table.

(2)	If a shareholder has the right to acquire ordinary shares by exercising stock options exercisable within 60 days from December 31 st
, of each of the years shown in this table, these Ordinary shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	As of December 31, 2019, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 14, 2020, as of December 31, 2018, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 13, 2019, as of December 31, 2017, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 9, 2018. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.
According to our transfer agent, as of December 31, 2019, there were 124 holders of record of our ordinary shares in the United States, representing approximately 82.84% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

ITEM 8. FINANCIAL INFORMATION
Consolidated Financial Statements
You can find our financial statements in “Item 18 – Financial Statements”.
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
ITEM 9. THE OFFER AND LISTING
Our ordinary shares are traded publicly on the Nasdaq Global Select Market under the symbol “CHKP” and on the Frankfurt Stock Exchange under the symbol “CPW”.
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
businesses and consumers.
Articles of Association and Israeli Companies Law
The following is a summary of the material provisions of our articles of association and related provisions of Israeli corporate law. For the complete text of our articles of association, see “Item 19 – Exhibits”.

Description of shares
Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1.00 nominal value. As of March 15, 2020,
142,985,885
ordinary shares are issued and outstanding.
Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.
Approval of certain transactions; obligations of directors, officers and shareholders
Officers and directors
. The Israeli Companies Law codifies the fiduciary duties that office holders, which under the law, includes our directors and executive officers, owe to a company.
Fiduciary duties
. An office holder’s fiduciary duties consist of a duty of loyalty and a duty of care.
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
Disclosure of personal interest
. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation (i) in which that person or a relative of that person is a 5% or greater shareholder, a holder of 5% or more of the voting rights, or a director or general manager, or (ii) in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.
“Personal interest” does not apply to a personal interest stemming merely from holding shares in the company.
The office holder must immediately make the disclosure of his or her personal interest and no later than the first meeting of the company’s board of directors that discusses the particular transaction. This duty does not apply to the personal interest of a relative of the office holder in a transaction unless it is an “extraordinary transaction”. The Israeli Companies Law defines an “extraordinary transaction” as a transaction that is not in the ordinary course of business of a company, or that is not on market terms, or which is likely to have a material impact on the company’s profitability, assets or liabilities. The Israeli Companies Law defines a “relative” as a spouse, sibling, parent, grandparent, descendant and the descendant, sibling or parent of a spouse, as well as the spouse of any of the foregoing.
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

In accordance with the Israeli Companies Law, our policy was last readopted in June 2019 by the compensation committee, the board of directors and our shareholders.
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
During 2019, the list of entities to which we contributed included, among others, the Tel Aviv University and the Yeholot Association. Gil Shwed, our founder and Chief Executive Officer, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of
Tel-Aviv
University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Borrowing power
Our articles of association grant broad powers to the board of directors to have us borrow, repay borrowings, make guarantees and grant security interests in borrowings.
Availability of Annual Report on Form
20-F
In accordance with our articles of association and Nasdaq rules, we post our Annual Report on Form
20-F
on our website (
www.checkpoint.com
), rather than mail it to shareholders.
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
You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our shares, including, in particular, the effect of any non-Israeli,
state or local taxes.
General corporate tax structure in Israel
Taxable income of Israeli companies was subject to tax at the rate of 24% in 2017 and at the rate of 23% in 2018, 2019 and thereafter.
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
On December 29, 2016, the Israeli Government legislated a reduction in corporate income tax rates from 25% to 24% in 2017 and to 23% in 2018 and in 2019 and thereafter.
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
To prepare our consolidated financial statements, we estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our potential tax exposure together with assessing temporary differences resulting from the differing treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.
Prior to 2012, most of our income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.
Reduced income under the Investment Law including the Preferred Enterprise/Technological preferred enterprise Regime will be freely distributable as dividends, subject to a 15% or 20% withholding tax (or at lower rate, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred/ Technological preferred Income to an Israeli company, no withholding tax will be remitted.
Our tax assessments through 2015 tax year are considered final.
U.S. Tax Cuts and Jobs Act
On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.
At December 31, 2017, we
re-measured
certain of our U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future.
The Tax Act, among other things (i) lowered the statutory corporate income tax rate (the federal tax rate) from 35% to 21%; (ii) limits the tax deduction for interest expense to 30% of adjusted taxable income; (iii) implemented a “base erosion anti-abuse tax”; (iv) repealed the alternative minimum tax, or AMT, for corporations; (v) changed a taxpayer’s ability to either utilize or refund the AMT credits previously generated; (vi) changed the attribution rules relating to shareholders of certain “controlled foreign corporations”; (vii) limits the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminates net operating loss carrybacks; (viii) allows immediate deductions for certain investments rather than deductions for depreciation over time; and (ix) limits various business deductions and credits. As of today, we believe that the overall impact of the Tax Act could still materially affect our tax obligations and effective tax rate.
See also Item 3 “Key Information – Risk factors – Risks Related to Our Business and Our Market – We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition”.
Foreign Exchange Regulations
Under the Foreign Exchange Regulations, an Israeli company calculates its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31st of each year.
Dividends, if any, paid to the holders of our shares, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our shares to an Israeli resident, may be paid in non-Israeli
currency. If these amounts are paid in Israeli currency, they may be converted into freely repatriable U.S. dollars at the rate of exchange prevailing at the time of conversion. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.
Equity Based Compensation
The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:
(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2017, in 2018 and 2019, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2019 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 649,560.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, we may not deduct expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee, whichever route is selected). As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2019 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 649,560.
(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2017, 2018 and 2019, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2019 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 649,560.
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
Notwithstanding the above, the company may at any time also grant options/shares under the provisions of the income tax track \without a trustee.
The above rules apply only to employees, including officeholders but excluding controlling shareholders.
Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% in 2017, 2018 and in 2019) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, as of January 1, 2017, the marginal tax rate of an individual increased by 3% if the employee’s taxable income in 2017 exceeded NIS 640,000, and is increased by 3% if the employee’s annual taxable income in 2018 exceeds NIS 641,880 and is increased by 3% if the employee’s annual taxable income in 2019 exceeds NIS 649,560 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.
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

Taxation of
Non-Israeli
Shareholders on Receipt of Dividends
Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise, Preferred Enterprise or Technological preferred enterprise will be subject to tax in Israel at the rate of 15%/20%, which is withheld and paid by the company paying the dividend (,(apply on Approved Enterprise or Privileged Enterprise which are not considered Foreign Investors Company only if the dividend is distributed during the benefits period or within the following 12 years). However, if the dividend is attributable partly to income derived from an Approved and Privileged Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise, Privileged Enterprise Preferred Enterprise or Technological preferred enterprise will be subject to tax in Israel at the rate of 25% (or to a reduced tax rate if is distributing to a foreign shareholder based on an applicable tax treaty), except that dividends distributed to an individual who is deemed “a substantial shareholder” will be subject to tax at the rate of 30% ( or at a lower rate based on an applicable tax treaty).
Under the United States-Israel tax treaty, the maximum tax on dividends paid to a holder of shares of our capital stock who is a United States resident is 25%.
Dividends received by a United States company that holds at least 10% of our voting rights, will be subject to withholding tax at the rate of 12.5% or 15%, depends on the nature of the taxable income, provided that certain other conditions in the tax treaty are met. Dividends distributed to other foreign shareholders may be subject to different withholding tax rates based on the applicable tax treaty.
A
non-resident
of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.
Capital Gains Taxes Applicable to
Non-Israeli
Shareholders
According to Israeli domestic tax law, capital gains from the sale of our shares by non-Israeli
shareholders (including United States residents) are exempt from Israeli taxation under the Israeli domestic tax law, provided that the capital gain is not derived from a permanent establishment in Israel.
A
non-resident
of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.
United States Federal Income Tax Considerations
The following discussion describes certain material U.S. federal income tax considerations relating to the direct or indirect ownership or disposition of our shares by a shareholder who is:
•	An individual citizen or resident (as defined for U.S. federal income tax purposes) of the United States;

•	A domestic partnership;

•	A corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any of its states;

•	An estate, if the estates income is subject to U.S. federal income taxation; or

•	A trust, if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons (e.g., a U.S. citizen, resident, or corporation) have the authority to control all of its substantial decisions or the trust has a valid election in effect under U.S. Treasury Regulations to be treated as a “United States person”.

We refer to any of the above as a “U.S. Shareholder”.
This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report. This discussion generally considers only U.S. Shareholders who will hold our shares as capital assets.

This summary discussion does not address tax considerations applicable to a U.S. Shareholder that may be subject to special tax rules including, without limitation, the following:
•	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax);

•	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as banks, financial institutions, insurance companies, broker-dealers or traders in securities;

•	U.S. Shareholders that are tax-exempt organizations and pension funds;

•	U.S. Shareholders that are former citizens or long-term residents of the United States;

•	U.S. Shareholders that are partnerships or entities treated as partnerships or other pass-through entities and persons who own our shares through such entities, and non-U.S. individuals or entities;

•	U.S. Shareholders that are real estate investment trusts or regulated investment companies;

•	U.S. Shareholders who own 10% or more of our outstanding voting shares, either directly or by attribution;

•	U.S. Shareholders who hold our shares as part of a hedging, straddle, integrated, or conversion transaction;

•	U.S. Shareholders who acquire their shares of our capital stock in a “compensatory transaction”;

•	U.S. Shareholders whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar; and

•	Any aspect of U.S. estate, gift, state, or local tax law, or any non-U.S. tax law.

The following summary does not address all of the tax consequences of owning or disposing of our shares to you based on your individual tax circumstances. Accordingly, you should consult your own tax advisor as to the particular tax consequences to you of owning or disposing of our shares, including the effects of applicable state, local, or
non-U.S.
tax laws and possible changes in the tax laws.
Dividends Paid on the Company’s Shares
Subject to the discussion below under “Passive Foreign Investment Company Status,” a U.S. Shareholder, as defined above, may be required to include in gross income the amount of any distributions made with respect of our shares (and any Israeli taxes withheld on such distributions) to the extent that the distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not calculate earnings and profits under United States federal income tax principles.
Certain
non-corporate
U.S. Shareholders may qualify for preferential rates of taxation with respect to dividends on our capital stock if the dividends are “qualified dividend income”. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation”. A
non-U.S.
corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury for purposes of this provision and which includes an exchange of information provision. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty is satisfactory for this purpose. In addition, the U.S. Department of the Treasury and the Internal Revenue Service have determined that our shares are considered readily tradable on an established securities market if they are listed on an established securities market in the United States, such as the Nasdaq Global Select Market. The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.
U.S. Income Tax Treatment of Dividends
Any distributions in excess of earnings and profits will be treated first as non-taxable
return of capital, reducing a U.S. Shareholder’s tax basis in our shares to the extent of the distributions, and then as capital gain from a sale or exchange of our shares. Any capital gain so realized will generally be taxable to the U.S. Shareholder as either long-term or short-term capital gain depending upon whether the U.S. Shareholder has held our shares for more than one year as of the time such distribution is received. Our dividends will generally not qualify for the dividends received deduction available to corporations. Any cash distribution paid in Israeli Shekels will equal the U.S. dollar value of the distribution, calculated based on the spot exchange rate in effect on the date of the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. Shareholder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. A 10% or more U.S. shareholder may have additional concerns not noted here.

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
Sale, Exchange, or Other Disposition of Our Shares
The sale or exchange of our shares may result in the recognition of capital gain or loss for the U.S. Shareholder. The amount of gain or loss is the difference between the U.S. dollar value of the amount realized on the sale or exchange and the tax basis in our shares. If a U.S. Shareholder’s holding period for our shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains of non-corporate
U.S. Shareholders realized upon a sale or exchange of shares generally will be eligible for a preferential rate of taxation. The deductibility of capital losses may be subject to limitation. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.
Additional Tax on Investment Income
U.S. Shareholders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% tax on all or a portion of their “net investment income”, including, among other things, dividends on and capital gains from the sale or other disposition of our shares, subject to certain limitations and exceptions.
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
If we were a PFIC for any taxable year during which you held shares as a U.S. Shareholder and you did not timely elect to treat us as a “qualified electing fund” under Section 1295 of the Code or elect to mark our shares to market, you would be subject to special tax rules that have a penalizing effect on the receipt of an “excess distribution” on our shares. Generally, a distribution is considered an excess distribution to the extent it exceeds 125% of the average annual distributions in the prior three years (or, if shorter, your holding period of our shares before the taxable year). You would also be subject to special tax rules that have a penalizing effect on the gain from the disposition of our shares, including the treatment if any such gain as ordinary income, not capital gain.
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

Information Reporting and Back up Withholding
Dividend payments and proceeds from the sale or disposal of shares may be subject to information reporting to the Internal Revenue Service and possible U.S. federal withholding tax. However, withholding taxes may not apply to a holder, in the event they furnish a valid taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from withholding (for example, a corporation). Amounts withheld as withholding taxes may be credited against a U.S. Shareholder’s federal income tax liability.
Other Reporting Requirements
Certain U.S. Shareholders who are individuals are required to report information relating to an interest in our shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Shareholders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our shares.
Documents on Display
This report and other information filed or to be filed by us with the Securities and Exchange may be accessed at the Securities and Exchange Commission’s website, www.sec.gov. We intend to post our Annual Report on our website (www.checkpoint.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.
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
As of December 31, 2019, securities representing 11.0% of our investments portfolios are rated as AAA; securities representing 45.4% of the portfolio are rated as AA; securities representing 43.5% of the portfolio are rated as A; securities representing 0.1% of the portfolio are rated as BBB.
The table below provides information regarding our investments in cash, cash equivalents and marketable securities, as of December 31, 2019:

	Maturity					Total Amortized cost	Fair Value at Dec. 31, 2019
	2020	2021	2022	2023	2024
	(in millions)
Government and corporate debentures—fixed interest rates	$1,078.3	$838.4	$623.0	$302.8	$139.4	$2,981.9	$3,008.9
U.S. Agencies	205.5	102.1	83.7	43.8	40.2	475.3	475.5
Government and corporate debentures—floating interest rates	14.7	93.0	53.4	19.3	3.6	184.0	184.5
Money market instruments & cash	279.2	-	-	-	-	279.2	279.2

Total	$1,577.7	$1,033.5	$760.1	$365.9	$183.2	$3,920.4	$3,948.1

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
We entered into forward contracts to hedge the exchange impacts on assets and liabilities denominated in several foreign currencies. As of December 31, 2019, we had outstanding forward contracts that did not meet the requirement for hedge accounting, in the amount of $342 million. These contracts were for a period of up to twelve months. The net gains recognized in “financial income, net” during 2019 were $17 million.
During 2019, we entered into forward contracts to hedge against the risk of overall changes in exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and in Euro. These contracts met the requirement for cash flow hedge accounting and as such gains in the amount of $1.3 million were recognized when the related expense were incurred and classified in operating expenses during 2019. As of December 31, 2019, we had outstanding forward contracts in the notional amount of $38 million and their fair value amounted to $1 million.
Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2019 would result in an increase in operating expenses of $51 million for the year ended December 31, 2019. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
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

ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2019, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2019, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019.
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
1
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
.
ITEM	16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services
The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2019 and 2018:

	Year Ended December 31, 2019		Year Ended December 31, 2018
	Amount	Percentage	Amount		Percentage
	(in millions, except percentages)
Audit fees (1)	$0.8	67%	$0.8		75%
Audit related fees (2)	0.1	6%	*	)	1%
Tax fees (3)	0.3	27%	0.2		24%

Total	$1.2	100%	$1.0		100%

*)	Represents an amount lower than $0.1 million.

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

Audit committee’s
pre-approval
policies and procedures
Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit
services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval
from the audit committee on an annual basis for the various audit and non-audit
services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2019 and 2018, and will receive during 2020 for non-audit
services in certain categories.
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
As of December 31, 2019, we repurchased ordinary shares for an aggregate amount of $9,188 million. On February 3, 2020, we announced the extension of our on-going
share repurchase program by an additional $2 billion. Under the updated plan, as extended, we are authorized to continue to repurchase ordinary shares at the rate of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.
During 2019, we used $1,278 million to repurchase approximately 11.2 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	(1) Total Number of Ordinary Shares Purchased	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.9	$106	$1,560.0
February 1 – February 28	0.9	$118	$1,450.0
March 1 – March 31	0.8	$123	$1,355.0
April 1 – April 30	0.8	$121	$1,260.0
May 1 – May 31	1.4	$117	$1,095.1
June 1 – June 30	0.6	$113	$1,030.1
July 1 – July 31	0.9	$117	$924.3
August 1 – August 31	1.4	$109	$772.1
September 1 – September 30	0.6	$109	$707.1
October 1 – October 31	1.0	$109	$598.1
November 1 – November 30	1.3	$115	$446.1
December 1 – December 31	0.6	$114	$382.1

Total	11.2	$114

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.

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
See Item 3.D. “Key Information – Risk factors – Risks Related to Our Operations In Israel – As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements,” Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10 “Additional Information – Articles of Association and Israeli Companies Law” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the Nasdaq Global Select Market.
ITEM 16H.
Mine Safety disclosure
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
Check Point has responded to Item 18.
ITEM 18. FINANCIAL STATEMENTS
See pages
F-1
to
F-45
below.
ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (3)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (4)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (5)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (6)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (7)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (8)

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (9)

4.9	Amendment No. 2 to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated July 18, 2018 (10)

4.10	Amendment No. 2 to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated July 18, 2018 (11)

4.11	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (12)

4.12	Check Point Software Technologies Ltd. Executive Compensation Plan (13)

8	List of subsidiaries (14)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101
Inline XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form
20-F
for the fiscal year-ended December 31, 2019, formatted in Inline XBRL: (i) Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, (vi) Schedule II — Valuation and Qualifying Accounts and Reserves, and (vii) Cover Page

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(3)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(4)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.

(5)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.

(6)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.

(7)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.

(8)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.

(9)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.

(10)	Incorporated by reference to Exhibit 4.9 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2018.

(11)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2018.

(12)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.

(13)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 16, 2019.

(14)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Officer

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer

Date: April 2, 2020

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019
IN U.S. DOLLARS

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2020, expressed an unqualified opinion thereon.
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue Recognition

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company primarily derives revenues from sales of products and licenses, security subscriptions and software updates and maintenance. The Company’s contracts with customers often contain multiple performance obligations which are accounted for separately when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control is transferred. For example, product revenue and license are recognized at a point in time; and subscription and support revenue are recognized over time as the services are performed.

Auditing the Company’s revenue recognition is a critical audit matter area due to the effort required to analyze the high volume of transactions, significance of the total amounts recognized as revenue and subjective assumptions used in developing the fair value of distinct performance obligations.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s revenue process, including controls over the development of standalone selling prices.

Our audit procedures included reading the executed contract and purchase order to understand the contract, identify the performance obligations, evaluate management’s identification of the distinct performance obligations for a sample of contracts. To test the management’s determination of standalone selling prices for each performance obligation, we performed audit procedures, among others, including assessing the appropriateness of the methodology applied, tested mathematical accuracy of the underlying data and evaluated the sources of the historical data and assumptions that the Company used by considering their reliability. We evaluated whether revenue was recognized in the appropriate amounts and periods. We also performed sensitivity analyses over key assumptions to assess the impact on revenue recognition that could result from changes to the Company’s assumptions. We also evaluated the Company’s disclosures included in notes to the consolidated financial statements.

Uncertain Tax Positions

Description of the Matter
As discussed in Note 10 to the consolidated financial statements, the Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world. The Company uses significant judgment
, while considering inter alia, income tax opinions or other third-party advice, in (1) determining whether a tax position’s technical merits are more-likely-than-not
to be sustained and (2) measuring the amount of tax benefit that qualifies for recognition.

Auditing management’s analysis of the Company’s uncertain tax positions was especially subjective and complex due to the significant judgments made by management to determine the provisions for tax uncertainties. These provisions are based on interpretations of complex tax laws and determination of arm’s length pricing for certain intercompany transactions. The assumptions underlying the provisions for uncertain tax positions include the potential tax exposure resulting from management’s interpretations and the determination of the cumulative probability that the uncertain tax position will be upheld upon regulatory examination.

How We Addressed the Matte in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to assess and review their uncertain tax positions. For example, we tested the controls over the review of assumptions used in the estimation calculation such as the Company’s review over existing and potential tax controversies and tax audit results, and the computation of the impact to uncertain tax positions and tax reserves.

Our audit procedures included, among others, evaluating the assumptions the Company used to develop its uncertain tax positions and related unrecognized income tax benefit amounts by jurisdiction and testing the completeness and accuracy of the underlying data used by the Company to calculate its uncertain tax positions. Our audit procedures also included, with the assistance of our tax professionals, evaluating the technical merits of the Company’s tax positions and the amounts recorded for uncertain tax positions. This included assessing the Company’s correspondence with the relevant tax authorities and evaluating income tax opinions or other third-party advice obtained by the Company based on our knowledge of, and experience with, the application of international and local income tax laws by the relevant income tax authorities. We also evaluated the Company’s financial statement disclosures related to these tax matters.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
We have served as the Company’s auditor since 1994.
Tel-Aviv,
Israel
April 2, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on Internal Control over Financial Reporting
We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 2, 2020 expressed an unqualified opinion thereon.
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
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
Tel-Aviv,
Israel

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

I
n millions

	December 31,
	2019	2018

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$279.2	$303.6
Marketable securities	1,300.1	1,442.7
Trade receivables, net	495.8	495.4
Prepaid expenses and other assets	59.1	80.2

Total current assets	2,134.2	2,321.9

LONG-TERM ASSETS:
Marketable securities	2,368.8	2,287.3
Property and equipment, net	87.7	78.5
Deferred tax asset, net	55.3	84.7
Other intangible assets, net	42.8	41.0
Goodwill	981.9	950.5
Other assets	94.2	64.3

Total long-term assets	3,630.7	3,506.3

Total assets	$5,764.9	$5,828.2

The accompanying notes are an integral part of the consolidated financial statements.
F-
7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)

I
n millions (except
per
share data)

	December 31,
	2019	2018

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$15.9	$20.7
Employees and payroll accruals	190.9	157.0
Deferred revenues	1,011.9	980.2
Accrued expenses and other liabilities	178.0	174.0

Total current liabilities	1,396.7	1,331.9

LONG-TERM LIABILITIES:
Deferred revenues	374.8	357.8
Income tax accrual	393.3	356.7
Other liabilities	31.3	9.4

Total long-term liabilities	799.4	723.9

Total liabilities	2,196.1	2,055.8

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500.0 shares authorized at December 31, 2019 and 2018; 261.3 shares issued at December 31, 2019 and 2018; 145.5 and 155.4 shares outstanding at December 31, 2019 and 2018, respectively	0.8	0.8
Additional paid-in capital	1,770.3	1,597.8
Treasury shares at cost, 115.8 and 105.9 ordinary shares at December 31, 2019 and 2018, respectively	(8,092.7)	(6,844.7)
Accumulated other comprehensive income (loss)	21.7	(24.5)
Retained earnings	9,868.7	9,043.0

Total shareholders’ equity	3,568.8	3,772.4

Total liabilities and shareholders’ equity	$5,764.9	$5,828.2

The accompanying notes are an integral part of the consolidated financial statements.

F-
8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

I
n millions (except per share data)

	Year ended December 31,
	2019	2018	2017
Revenues:
Products and licenses	$510.8	$525.6	$559.0
Security subscriptions	610.3	542.3	480.4
Software updates and maintenance	873.7	848.6	815.3

Total revenues	1,994.8	1,916.5	1,854.7

Operating expenses:
Cost of products and licenses *)	90.7	92.0	104.2
Cost of security subscriptions *)	24.6	17.7	18.9
Cost of software updates and maintenance *)	94.5	88.9	87.7
Amortization of technology	5.6	2.8	2.2

Total cost of revenues	215.4	201.4	213.0

Research and development	239.2	211.5	192.4
Selling and marketing	552.7	500.9	433.4
General and administrative	105.7	88.9	92.0

Total operating expenses	1,113.0	1,002.7	930.8

Operating income	881.8	913.8	923.9
Financial income, net	80.6	65.1	47.0

Income before taxes on income	962.4	978.9	970.9
Taxes on income	136.7	157.6	168.0

Net income	$825.7	$821.3	$802.9

Basic earnings per ordinary share	$5.48	$5.24	$4.93

Diluted earnings per ordinary share	$5.43	$5.15	$4.82

*)	Not including amortization of technology shown separately.

The accompanying notes are an integral part of the consolidated financial statements.
F-
9

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions (except per share data)

	Year ended December 31,
	2019	2018	2017

Net income	$825.7	$821.3	$802.9

Other comprehensive income (loss)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	45.8	(9.8)	(6.5)
L osses (gains ) reclassified into earnings, net of tax	(0.6)	1.4	0.1

	45.2	(8.4)	(6.4)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax	2.2	(4.6)	4.1
Losses (gains) reclassified into earnings, net of tax	(1.2)	4.1	(4.1)

	1.0	(0.5)	* )

Other comprehensive income (loss), net of tax	46.2	(8.9)	(6.4)

Comprehensive income	$871.9	$812.4	$796.5

*)	Represents an amount lower than $0.1

The accompanying notes are an integral part of the consolidated financial statements.
F-
10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

I
n millions

				Accumulated
		Additional	Treasury	other		Total
	Ordinary	paid-in	shares	comprehensive	Retained	shareholders’
	s hare s	c apital	at cost	income (loss)	earnings	equity

Balance as of January 1, 2017	$0.8	$1,139.6	$(4,956.2)	$(9.2)	$7,316.1	$3,491.1

Cumulative-effect adjustment from adoption of ASU 2016-09	-	2.8	-	-	84.0	86.8
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units	-	69.2	58.3	-	-	127.5
Treasury shares at cost (9.5 ordinary shares)	-	-	(995.3)	-	-	(995.3)
Stock-based compensation	-	93.5	-	-	-	93.5
Other comprehensive loss, net of tax	-	-	-	(6.4)	-	(6.4)
Net income	-	-	-	-	802.9	802.9

Balance as of December 31, 2017	0.8	1,305.1	(5,893.2)	(15.6)	8,203.0	3,600.1

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	19.1	19.1
Cumulative-effect adjustment from adoption of ASU 2016-16	-	-	-	-	(0.4)	(0.4)

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units	-	201.2	152.4	-	-	353.6
Treasury shares at cost (10.3 ordinary shares)	-	-	(1,103.9)	-	-	(1,103.9)
Stock-based compensation	-	89.3	-	-	-	89.3
Other comprehensive loss, net of tax	-	-	-	(8.9)	-	(8.9)
Fair value of awards attributable to pre-acquisition services	-	2.2	-	-	-	2.2
Net income	-	-	-	-	821.3	821.3

Balance as of December 31, 2018	0.8	1,597.8	(6,844.7)	(24.5)	9,043.0	3,772.4

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units	-	65.3	30.0	-	-	95.3
Treasury shares at cost (11.2 ordinary shares)	-	-	(1,278.0)	-	-	(1,278.0)
Stock-based compensation	-	106.7	-	-	-	106.7
Other comprehensive income , net of tax	-	-	-	46.2	-	46.2
Fair value of awards attributable to pre-acquisition services	-	0.5	-	-	-	0.5
Net income	-	-	-	-	825.7	825.7

Balance as of December 31, 2019	$0.8	$1,770.3	$(8,092.7)	$21.7	$9,868.7	$3,568.8

The accompanying notes are an integral part of the consolidated financial statements.
F-
11

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

I
n millions

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities :

Net income	$825.7	$821.3	$802.9
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	16.7	16.4	12.9
Amortization of premium and accretion of discount on marketable securities, net	2.0	13.6	20.0
Realized loss (gain) on sale of marketable securities, net	(0.7)	1.8	0.2
Amortization of intangible assets	7.3	4.4	3.8
Stock-based compensation	106.7	89.3	87.4
Deferred income tax expense	9.5	16.8	64.6
Decrease (increase) in trade receivables, net	(0.4)	(21.8)	6.3
Decrease in prepaid expenses and other assets	15.5	2.0	5.6
Increase (decrease) in trade payables	(4.8)	6.6	(7.8)
Increase (decrease) in employees and payroll accruals	39.8	20.1	(4.5)
Increase (decrease) in income tax accrual and accrued expenses and other liabilities	34.6	28.3	(3.5)
Increase in deferred revenues	48.7	145.0	121.0
Other	3.7	(0.2)	0.7

Net cash provided by operating activities	1,104.3	1,143.6	1,109.6

Cash flows from investing activities :

Proceeds from maturity of marketable securities	2,140.1	1,464.4	1,363.7
Proceeds from sale of marketable securities	167.4	150.2	66.1
Proceeds from short-term bank deposits	4.9	-	106.6
Investment in marketable securities	(2,188.9)	(1,767.5)	(1,686.4)
Investment in short-term bank deposits	-	(5.0)	-
Cash paid in conjunction with acquisition s , net of acquired cash	(37.6)	(154.9)	-
Purchase of property and equipment	(25.9)	(17.2)	(28.8)

Net cash provided by (used in) investing activities	$60.0	$(330.0)	$(178.8)

The accompanying notes are an integral part of the consolidated financial statements.
F-
12

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

I
n
millions

	Year ended December 31,
	2019	2018	2017
Cash flows from financing activities :

Proceeds from issuance of treasury shares upon exercise of options	$95.3	$353.6	$127.5
Purchase of treasury shares at cost	(1,278.0)	(1,103.9)	(995.3)
Payments related to shares withheld for taxes	(6.0)	(4.7)	(5.4)

Net cash used in financing activities	(1,188.7)	(755.0)	(873.2)

Increase (decrease) in cash and cash equivalents	(24.4)	58.6	57.6
Cash and cash equivalents at the beginning of the year	303.6	245.0	187.4

Cash and cash equivalents at the end of the year	$279.2	$303.6	$245.0

Supplemental disclosure of cash flow information :

Cash paid during the year for taxes on income	$87.3	$67.9	$143.0

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	0.5	2.2	-
Right-of-use asset recognized with corresponding lease liability	$33.4	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.
F-
13

CHECK
POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
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

b.	During 2019, 2018 and 2017, approximately 37%, 36% and 36% of the Company’s revenues were derived from two channel partners. Revenues derived from one channel partner in 2019, 2018 and 2017 were 18%, 17% and 18%, respectively, and revenues derived from the other channel partner in 2019, 2018 and 2017 were 19%, 19%, and

18%, respectively, of the Company’s revenues in such years. Trade receivable balances from these two channel partners aggregated to
$
203.0 and $207.9 as of December 31, 2019 and 2018, respectively.

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

F-
14

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
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

The Company classifies all of its
debt
securities as
available-for-sale.
Available-for-sale
 de
bt
securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

F-
15

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
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

F-
16

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
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
The Company operates in one operating segment, and this segment is the
only reporting unit. The Company performs the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.
During the years 2019, 2018 and 2017, no impairment losses have been identified.
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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2019, 2018 and 2017, no impairment losses have been identified.

F-
17

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services
of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2019 and 2018, the Company has not accrued any significant liability in respect with this exposure.

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

F-
18

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
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
Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,069.9 and $878.5
for the year ended December 31, 2019
 and December 31, 2018, respectively.
Revenue
s
expected to be recognized from remaining performance obligations were
$1,560.3
and $1,557.6
as of December 31, 2019
and December 31, 2018, respectively. Of the balance as
of
December 31, 2019
the Company expects to recognize approximately $1,087.3 over the next 12 months and the remainder thereafter.
The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $4.6 and $8.5 as of December 31, 2019 and 2018 respectively and is included in accrued expenses and other liabilities in the consolidated balance sheet
s
.
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2019

and
2018,
the amount of deferred commission was $20.2 and
 $22.6,
respectively an
d is
 included in other long term assets

on the balance

sheets
.

As of December 31, 2019 and 2018 the
C
ompany recorded amortization expenses in connection with deferred commissions in the amount of $13.1 and $11.2, respectively.
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606), effective as of January 1, 2018, using the modified retrospective transition method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.
F-
19

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The cumulative effects of the changes made to the Company’s consolidated balance sheet as of January 1, 2018 for the adoption of Topic 606 were as follows:

	Balance at December 31, 2017	Adjustments due to Topic 606	Balance at January 1, 2018
Other Assets	$33.6	$25.5	$59.1
Deferred tax asset, net	$119.4	$(6.4)	$113.0
Retained earnings	$8,203.0	$19.1	$8,222.1

For information regarding disaggregated revenues, please refer to Note
14
below.

o.	Cost of revenues:

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

Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation
and
amounts deposited on behalf of the employee for such obligation are not stated on the balance sheet
s
, as the Company is legally released from the obligation to employees once the required deposit amounts have been paid.
F-
20

CHECK
POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 50%, but generally not greater than $19 thousands per year (and an additional amount of $6 thousands for employees aged 50 and over), of their annual compensation to the plan through salary deferrals, subject to statutory limits. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. In 2019, 2018 and 2017, the Company’s matching contribution to the plan amounted to $4.1, $4.2 and $3.6 respectively.
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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2019, 2018 and 2017, were $5.2, $3.1 and $1.8 respectively.
t.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

F-
21

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
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
The Company’s marketable securities consist of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.
The Company’s trade receivables are geographically dispersed and derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures. The Company performs ongoing credit evaluations of its channel partners and establishes an allowance for doubtful accounts based on factors that may affect a customers’ ability to pay, such as known disputes, age of the receivable balance and past experience. Allowance for doubtful accounts amounted to $0.8 and $1.0
as of December 31, 2019 and 2018, respectively. The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt and total write offs expenses during 2019, 2018 and 2017 were in
significant.
u.	Derivatives and hedging:

The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheet
s
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

F-
22

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2019 and 2018, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $342.3 and $337.5, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2019, 2018 and 2017 were $16.7, $(33.3), and $25.1, respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2019 and 2018 was insignificant.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel and in Euro. As of December 31, 2019 and 2018, the Company had outstanding forward contracts in the notional amount of $38.2 and $112.1,
respectively. These contracts were for a period of up to twelve months. The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive Income in the balance sheets and reclassified to the statements of income in the period the related hedged items affect earnings. During 2019, 2018 and 2017 gains (losses) in the amount of $1.3, $(4.6) and $4.7,
respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31, 2019 and 2018 was insignificant.
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
The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 4.9
,
3.2

and 1.6 for 2019, 2018 and 2017, respectively.
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

F-
23

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)
The Company selected the Black-Scholes-Merton option pricing model as the most appropriate model for determining the fair value for its stock options awards and Employee Stock Purchase Plan, whereas the fair value of restricted stock units is based on the closing market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, the most significant of which are the expected stock price volatility and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected term of the options. The expected term of options granted is based upon historical experience and represents the period of time between when the options are granted and when they are expected to be exercised. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term to the expected term of the options. The Company has historically not paid dividends and has no plans to pay dividends in the foreseeable future
.
The fair value of options granted and Employee Stock Purchase Plan in 2019, 2018 and 2017 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2019	2018	2017

Expected volatility	20.78%	21.98%	22.20%
Risk-free interest rate	1.98%	2.67%	1.71%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.11	5.13	4.76

Employee Stock Purchase Plan

Expected volatility	18.59%	22.88%	18.21%
Risk-free interest rate	0.8%	1.07%	0.50%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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
The impact of the adoption on the Company’s Consolidated Financial Statements was as follows:
Forfeitures: The Company elected to change its accounting policy and account for forfeitures as they occur using a modified retrospective transition method, rather than estimating forfeitures, resulting in a cumulative-effect net of tax adjustment of $2.1, which decreased the January 1, 2017 opening retained earnings balance on the Consolidated Balance Sheets.

F-
24

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income tax accounting: ASU
 2016-09
 also eliminates the requirement that excess tax benefits be realized as a reduction in current taxes payable before the associated tax benefit can be recognized as an increase in paid in capital. Following ASU
 2016-09
 adoption, the Company recorded excess tax benefits and tax deficiencies related to stock-based compensation as income tax benefit or expense in the statement of income prospectively when share-based awards vest or are settled. Upon adoption, the Company recognized the previously unrecognized excess tax benefits using the modified retrospective transition method, which resulted in a cumulative-effect of $86.1, which increased the January 1, 2017 opening retained earnings.
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

F-
25

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

y.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC No. 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to gains and losses on hedging derivative instruments and unrealized gains and losses on available-for-sale
debt
securities.
The following table shows the components of accumulated other comprehensive income
(loss), net of taxes, for the year ended December 31, 2019:

	Year ended December 31, 2019
	Unrealized gains (losses) on debt securities	Unrealized gains (losses) on cash flow hedges	Total

Beginning balance	$(24.1)	$(0.4)	$(24.5)

Other comprehensive gain before reclassifications	45.8	2.2	48.0
Amounts reclassified from accumulated other comprehensive income	*(0.6)	**(1.2)	(1.8)

Net current-period other comprehensive gain	45.2	1.0	46.2

Ending balance	$21.1	$0.6	$21.7

*)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2019 for realized losses on marketable securities are included within financial income, net.

**)	The reclassification out of accumulated other comprehensive income during the year ended December 31, 2019 for realized gains on cash flow hedges are included mostly within research and development expenses as well as other operating expenses.

z.	Treasury shares:

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

F-
26

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

aa.	Legal contingencies:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.
ab.	Impact of recently issued accounting standards:

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, “Leases” (ASC 842). The Company determines if an arrangement is a lease and the classification of that lease at inception
based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the period, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability or right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate non-lease components for its leases.
ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases are generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably
certain that the Company will not exercise the option.
Upon adoption, the Company recognized total ROU assets of $
27.7
, with corresponding liabilities of $
27.7
on the consolidated balance sheets. The adoption did not impact the
beginning retained
earnings
, or prior year consolidated statements of income and statements of cash flows.
As of December 31, 2019 the Company recognized total ROU assets of $28.9, with corresponding liabilities of $29.2 on the consolidated balance sheets.
Rent expenses for the years ended December 31, 2019, 2018 and 2017, were $11.1 $8.2 and $11.1 respectively.

F-
27

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted Accounting Standards Update (“ASU”) No. 2017- 12, “Derivatives and Hedging” (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amended the eligibility criteria for hedged items and transactions to expand an entity’s ability to hedge nonfinancial and financial risk components. The new guidance eliminates the requirement to separately measure and present hedge ineffectiveness and aligns the presentation of hedge gains and losses with the underlying hedge item. The new guidance also simplifies the hedge documentation and hedge effectiveness assessment requirements. The amended presentation and disclosure requirements were adopted on a prospective basis, while any amendments to cash flow and net investment hedge relationships which existed on the date of adoption were applied on a “modified retrospective” basis, meaning a cumulative effect adjustment to the opening balance of retained earnings as of the beginning of the year of adoption. The new guidance was effective for the Company on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements.
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No.
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
In January 2017, the FASB issued Accounting Standards Update (“ASU”) No.
 2017-04
 (ASU
 2017-04)
 “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” ASU
 2017-04
 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount
of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU
 2017-04
 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.
In December 2019, the FASB issued Accounting Standards Update (“ASU”) No.
2019-12,
Income Taxes (Topic 740): “Simplifying the Accounting for Income Taxes” (ASU
2019-12),
which simplifies the accounting for income taxes. This guidance will be effective for us in the first quarter of 2021 on a prospective basis, and early adoption is permitted. The Company is currently evaluating the impact of the new guidance on its consolidated financial statements.

NOTE 3:-	ACQUISITIONS

On October 23, 2018, the Company completed the
acquisition
of all
outstanding
shares of Dome9 Security Ltd, a privately-held Israeli-based company and its wholly-owned subsidiary in the United States.
F-
28

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 3:-	ACQUISITIONS (Cont.)

The Company accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on their estimated fair values, as presented in the following table:

Amount
Goodwill	$138.2
Core technology	27.0
Net liabilities assumed	(4.5)
Total	$160.7

On January 10, 2019, the Company completed the acquisition of all outstanding shares of ForceNock Ltd, a privately-held Israeli-based company.
On November 14, 2019, the Company completed the acquisition of all outstanding shares of Cymplify Security Ltd, a privately-held Israeli-based company.
On December 3, 2019, the Company completed the acquisition of all outstanding shares of Protego Inc, a privately-held
US-based
company.
The purchase price for all the acquisitions mentioned was allocated to tangible and intangible assets acquired and liabilities assumed based on their respective fair values. In addition, the transactions included additional consideration related to compensation for post combination services which were recorded as prepaid expenses and other long term assets and will be recognized over the requisite service period.
These acquisitions were
insignificant
individually or in the aggregate.

NOTE 4:-	MARKETABLE SECURITIES
Marketable securities with contractual maturities of up to one year are as follows:

	December 31,
	2019				2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains		Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$1,078.3	$1.8	$(0.3)	$1,079.8	$1,203.3	$	*)	$(5.0)	$1,198.3
Government-sponsored enterprises debentures	205.5	0.2	(0.2)	205.5	231.7		*)	(1.2)	230.5
Government and corporate debentures - floating interest rate	14.7	0.1	-	14.8	13.9		-	*)	13.9

	$1,298.5	$2.1	$(0.5)	$ 1,300.1	$1,448.9	$	*)	$(6.2)	$1,442.7

*)	Represents an amount lower than $0.1

F-
29

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities of over one year through five years are as follows:

	December 31,
	2019				2018
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

Government and corporate debentures - fixed interest rate	$1,903.6	$25.9	$(0.4)	$1,929.1	$1,819.5	$1.1	$(21.6)	$1,799.0
Government-sponsored enterprises debentures	269.8	0.6	(0.4)	270.0	383.2	0.3	(4.2)	379.3
Government and corporate debentures - floating interest rate	169.3	0.4	* )	169.7	109.9	* )	(0.9)	109.0

	$2,342.7	$26.9	$(0.8)	$2,368.8	$2,312.6	$1.4	$(26.7)	$2,287.3

*)	Represents an amount lower than $0.1

Investments with continuous unrealized losses for
less
than 12 months and for 12 months or greater and their related fair values were as follows:

	December 31, 2019
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$227.9	$(0.3)	$332.5	$(0.4)	$560.4	$(0.7)
Government-sponsored enterprises debentures	117.3	(0.3)	123.6	(0.2)	240.9	(0.5)
Government and corporate debentures - floating interest rate	19.9	* )	10.5	* )	30.4	* )

	$365.1	$(0.6)	$466.6	$(0.6)	$831.7	$(1.2)

	December 31, 2018
	Less than 12 months		12 months or greater		Total
	Fair value	Unrealized losses	Fair Value	Unrealized losses	Fair value	Unrealized losses
Government and corporate debentures - fixed interest rate	$807.3	$(4.4)	$1,852.6	$(22.3)	$2,659.9	$(26.7)
Government-sponsored enterprises debentures	40.2	(0.1)	429.1	(5.2)	469.3	(5.3)
Government and corporate debentures - floating interest rate	115.5	(0.9)	5.4	* )	120.9	(0.9)

	$963.0	$(5.4)	$2,287.1	$(27.5)	$3,250.1	$(32.9)

*)	Represents an amount lower than $0.1

F-
30

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 4:- MARKETABLE SECURITIES (Cont.)
As of December 31, 2019 and 2018, interest receivable
amounted
to $24.4
and $22.9
, respectively, and is included within prepaid expenses and other assets in the balance sheets.
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
The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$59.7	$-	$59.7

Marketable securities:
Government and corporate debentures - fixed interest rate	-	3,008.9	3,008.9
Government-sponsored enterprises debentures	-	475.6	475.6
Government and corporate debentures - floating interest rate	-	184.4	184.4
Foreign currency derivative contracts	-	0.7	0.7

Total financial assets	$59.7	$3,669.6	$3,729.3

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$50.2	$-	$50.2
Marketable securities:
Government and corporate debentures - fixed interest rate	-	2,997.3	2,997.3
Government-sponsored enterprises debentures	-	609.8	609.8
Government and corporate debentures - floating interest rate	-	122.9	122.9
Foreign currency derivative contracts	-	(0.8)	(0.8)

Total financial assets, net	$50.2	$3,729.2	$3,779.4

F-
31

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 6:-	PROPERTY AND EQUIPMENT , NET

	December 31,
	2019	2018
Cost:
Computers and peripheral equipment	$58.1	$51.4
Office furniture and equipment	7.6	6.8
Building	78.8	78.1
Leasehold improvements	20.7	11.1

	165.2	147.4
Accumulated depreciation	77.5	68.9

Property and equipment, net	$87.7	$78.5

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

	2019	2018
Balance as of January 1	$950.5	$812.0
Acquisitions	31.4	138.5

Balance as of December 31	$981.9	$950.5

b.	Other intangible assets, net:

Net other intangible assets
consisted
of the
following
:

	Useful	December 31,
	Life	2019	2018
Original amount:
Core technology	8	$53.5	$44.4
Trademarks and trade names	15 – 20	25.5	25.5

		79.0	69.9

Accumulated amortization:
Core technology		15.4	9.7
Trademarks and trade names		20.8	19.2

		36.2	28.9

Other intangible assets, net:
Core technology		38.1	34.7
Trademarks and trade names		4.7	6.3

		$42.8	$41.0

F-
32

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET (C ont.)

The estimated future amortization expense of other intangible assets as of December 31, 2019 is as follows
:

20 20	$8.0
20 2 1	8.0
20 2 2	6.9
20 23	5.2
20 24	4.9
Thereafter	9.8

$42.8

NOTE 8:-	deferred revenues
Deferred revenues consisted of the following:

	December 31,
	2019	2018

Security subscriptions	$613.1	$554.2
Software updates and maintenance	757.4	765.9
Other	16.2	17.9

	$1,386.7	$1,338.0

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. Substantially all of

the
remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years
NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2019	2018

Accrued products and licenses costs	$88.6	$74.5
Marketing expenses payable	6.3	10.1
Legal accrual	40.2	46.5
Other accrued expenses	42.9	42.9

	$178.0	$174.0

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES
Litigations:

The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure
its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.
F-
33

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)
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
with
respect
to these claims is not probable.

NOTE 11:- TAXES ON INCOME
a.	Israeli taxation :

1.	Corporate tax:

The Company elected to apply the Preferred Enterprise regime under the Law for the Encouragement of Capital Investment (the “Investment Law”) as of 2012 tax year. The election is irrevocable. Under the Preferred Enterprise regime, a preferred income of an Enterprise located in the center of Israel is subject to tax rate of 16%.
Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company located in the Center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12% tax rate. The Company believes it meets those conditions
.
Income not eligible for Preferred Enterprise benefits is taxed at a regular rate, as follows: 2019 and 2018 – 23%, 2017 – 24%.
Prior to 2012, most of the Company’s income was exempt from tax or subject to reduced tax rates under the Investment Law. Upon distribution of exempt income, the distributing company will be subject to corporate reduced tax rates ordinarily applicable to such income under the Investment Law.
Reduced income under the Investment Law including the
Preferred
Enterprise Regime and Preferred Technological Enterprise Regime will be freely distributable as dividends, subject to a 15% or 20% withholding tax (or lower rate for non Israeli resident shareholder, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income and Technological Preferred Enterprise to an Israeli company, no withholding tax will be remitted.
Pursuant to a temporary tax relief initiated by the Israeli government, a company that elected by November 11, 2013, to pay a reduced corporate tax rate as set forth in the temporary tax relief with respect to undistributed exempt income generated under the Investment Law accumulated by the
C
ompany until December 31, 2011 (“Trapped Earnings”) is entitled to distribute a dividend from such income without being required to pay additional corporate tax with respect to such dividend. A company that has so elected must make certain qualified investments in Israel over five-year period. A company that has elected to apply the temporary tax relief cannot withdraw from its election. The Company has elected to apply the temporary tax relief by the respective date and believes it meets those conditions
.
Company’s tax assessments through 2015 tax year are considered final.
F-
34

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 11:- TAXES ON INCOME (Cont.)

2.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, Check Point Ltd. and its Israeli subsidiaries calculates its tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into New Israeli
Shekels
according to the exchange rate as of December 31st of each year.

b.	Tax Reform in U.S:

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018.

At December 31, 2017, the Company re-measured certain of its U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future .

The tax expense recorded in 2017 related to the re-measurement of the deferred tax balance was $41.1.

c.	Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $392.3 and unrecognized deferred tax liability related to such earning amounted to $71.2 as of December 31, 2019.

F-
35

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 11:- TAXES ON INCOME (Cont.)
d.	Deferred tax assets and liabilities :

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2019 and 2018, the Company’s deferred taxes were in respect of the following:

	December 31,
	2019	2018

Carry forward tax losses	$76.2	$90.1
Employee stock based compensation	25.9	19.3
Deferred revenues	26.3	22.2
Other	35.3	53.2

Deferred tax assets before valuation allowance	163.7	184.8
Valuation allowance – mainly in respect to carryforward losses	(57.7)	(55.8)

Deferred tax asset	106.0	129.0

Intangible assets	(16.9)	(11.3)
Undistributed earnings of subsidiary	(9.9)	(9.9)
Other	(4.2)	(4.7)

Deferred tax liability	(31.0)	(25.9)

Deferred tax asset, net	$75.0	$103.1

*) As of December 31, 2019 and 2018 unrecognized tax benefit in the amounts of $19.6 and $18.4 was presented net from deferred tax asset.
Through December 31, 2019, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $323.4 expiring gradually beginning 2021, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2019, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $81.6, which expire
s
between fiscal
 y
ears
 2020 and fiscal 2034, and
is
subject to limitations on their utilization. Through December 31, 2019, the U.S. subsidiaries had federal and states research and development tax credits of approximately $21.6, which expire between fiscal years
2020 and fiscal 2039 and are subject to limitations on their utilization.

F-
36

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 11:- TAXES ON INCOME (Cont.)
e.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2019	2018	2017

Domestic	$881.1	$902.3	$923.7
Foreign	81.3	76.6	47.2

	$962.4	$978.9	$970.9

f.	Taxes on income are comprised of the following:

	Year ended December 31,
	2019	2018	2017

Domestic taxes:
Current	$111.9	$120.9	$94.3
Deferred	2.0	11.1	18.3

	113.9	132.0	112.6

Foreign taxes:
Current	15.3	19.9	7.6
Deferred	7.5	5.7	47.8

	22.8	25.6	55.4

Taxes on income	$136.7	$157.6	$168.0

g.	A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2019		2018

Beginning balance		$375.1		$342.9
Increases related to tax positions taken during prior years		43.2		0.7
Decreases related to statute of limitations		(62.7)		-
Increases related to tax positions taken during the current year		57.3		31.5

Ending balance	$	*) 412.9	$	*) 375.1

*) As of December 31, 2019 and 2018 unrecognized tax benefit in the amounts of $19.6 and $18.4 was presented net from deferred tax asset.
F-
37

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 11:- TAXES ON INCOME (Cont.)
Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
The
C
ompany
adjust
the
unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that $65.6 out of the
unrecognized tax benefit liability will be adjusted within 12 months due to statute of limitations.
During the years ended December 31, 2019, 2018 and 2017, the Company recorded $4.2, $5.5 and $4.1, respectively for interest expense related to uncertain tax positions. As of December 31, 2019 and 2018, the Company had accrued interest liability related to uncertain tax positions in the amounts of $34.9 and $30.8, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2019 and 2018.
The Company’s U.S. subsidiaries file federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry-forward tax losses and overall credit carry-forward position, except for Check Point Software Technologies Inc. that the assessment statue period for tax years 2005 through 2015 have expired.
The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made
.
F-3
8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 11:- TAXES ON INCOME (Cont.)
h.	Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2019		2018		2017

Income before taxes as reported in the statements of income	$962.4		$978.9		$970.9

Statutory tax rate in Israel	23%		23%		24%

Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(11%	)	(9%	)	(11%	)
Decrease in US deferred tax due to US tax rate change	-		-		4%
Others, net	2%		2%		-

Effective tax rate	14%		16%		17%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.66		$0.57		$0.68

Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.65		$0.56		$0.66

NOTE 12:- SHAREHOLDERS’ EQUITY
a.	General:

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

On July 25, 2018, the Company announced an extension and increase to its share repurchase plan. Under the updated plan, the Company may repurchase up to an additional $2,000 with purchases of up to $325 a quarter.

F-
39

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 12:- SHAREHOLDERS’ EQUITY (
Cont
.)

On February 3, 2020 the Company announced the expansion of the Company’s on-going
share repurchase program by an additional $2,000. Under the share repurchase program, as extended, the Company is authorized to continue to repurchase up to $325 each quarter.

As of December 31, 2019, the Company repurchased ordinary shares for an aggregate amount of $9,187.8. During 2019, 2018 and 2017 the Company repurchased 11.2, 10.3, and 9.5 shares for an aggregate amount of $1,278.0 $1,103.9 and $995.3, respectively.

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

F-
40

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 12:- SHAREHOLDERS’ EQUITY (
Cont
.)
As of December 31, 2019, the number of
Reserved
and Authorized Shares under the Equity Incentive Plans is as detailed below:

2019
Stock Options outstanding	10.7
RSU outstanding	1.4
PSU outstanding	* )
Ordinary shares available for issuance under the Equity Incentive Plans	3.7

Total Reserved and Authorized Shares as of December 31, 2019	15.8

*) Represents an amount lower than $0.1
As of December 31, 2019 the aggregate amount of shares, stock options, RSU and PSU outstanding is $157.6.
A summary of the Company’s stock option activity and related information is as follows:

	Options	Weighted average exercise price	Aggregate intrinsic value
	2019

Outstanding at beginning of year	8.5	$95.26	$101.2
Granted	2.8	$114.73
Exercised	(0.5)	$74.74
Forfeited	(0.1)	$90.11

Outstanding at December 31, 2019	10.7	$101.57	$122.4

Exercisable at December 31, 2019	5.9	$94.75	$103.0

The weighted average fair values at grant date of options granted for the years ended December 31, 2019, 2018 and 2017; with an exercise price equal to the market value at the date of grant were $22.81,
$30.14
and
$25.00

per
share
,

respectively.
The total intrinsic value of options exercised during the years 2019, 2018 and 2017 was $25.4, $297.5 and $95.7, respectively.
F-
41

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the outstanding stock options at 31 December 2019 and 2018, represents the intrinsic value
of 4.9 and 5.2 outstanding options that are
in-the-money
as of such dates. The remaining 5.8 and 3.4  outstanding options are out-of-the-money
as of 31 December 2019 and 2018, and their intrinsic value was considered as zero
.

A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2019

Unvested at beginning of year	1.3
Granted	0.7
Vested	(0.4)
Forfeited	(0.2)

Unvested, December 31, 2019	1.4

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2019, 2018 and 2017 were $113.3, $101.2 and $103.5 per share, respectively.

The total fair value of shares vested during the years 2019, 2018 and 2017 was $47.0, $32.3 and $35.8, respectively.

As of December 31, 2019, the Company had approximately $214.0 of unrecognized compensation expense related to non-vested
stock options and
non-vested
RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.92 years.

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1, 2017, 0.5 ordinary shares are authorized for issuance under the US ESPP, and Commencing June 19, 2019 the Pool of shares for the US ESPP was set on 0.8 shares and 1.0 ordinary shares are authorized for issuance under the rest of the world (ROW).

As of December 31, 2019, 1.2 ordinary shares had been issued under the amended ESPP plan.

Eligible employees may use up to 15% of their salaries to purchase ordinary shares but no more than 1,250 single

shares per participant on any purchase date. The ESPP is implemented through an offering every six months. The price of an ordinary share purchased under the ESPP is equal to 85% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date.

During 2019, 2018 and 2017, employees purchased 0.3, 0.3 and 0.3 ordinary shares at average prices of $95.15, $87.58 and $73.47 per share, respectively.

F-
42

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2019, 2018 and 2017, the Company recognized $
8.0
, $6.7 and $6.7, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:

Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of operations as follows:

	Year ended December 31,
	2019	2018	2017

Cost of revenues	$4.4	$3.6	$2.7
Research and development	18.9	17.6	16.2
Selling and marketing	28.8	20.8	18.3
General and administrative	54.6	47.3	50.2

	$106.7	$89.3	$87.4

NOTE 13:- EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2019	2018	2017

Net income	$825.7	$821.3	$802.9

Weighted average ordinary shares outstanding	150.6	156.6	162.7

Dilutive effect:
Employee stock options, RSUs and PSUs	1.5	2.8	3.9

Diluted weighted average ordinary shares outstanding	152.1	159.4	166.6

Basic earnings per ordinary share	$5.48	$5.24	$4.93

Diluted earnings per ordinary share	$5.43	$5.15	$4.82

NOTE 14:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA
a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

F-
43

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)
NOTE 14:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)
The following table presents total revenues and property and equipment, net for the years ended December 31, 2019, 2018 and 2017, by geographic area:
1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2019	2018 *)	2017 *)

Americas	$912.7	$892.4	$871.3
Europe , Middle East and Africa	849.9	809.0	765.9
Asia Pacific	232.2	215.1	217.5
	$1,994.8	$1,916.5	$1,854.7

*)
Starting 2019, Middle East and Africa are part of the “Europe Middle East and Africa” region, while before it was part of “Asia Pacific, Middle East and Africa” region. 2018 and 2017 figures were reclassified to present the updated revenue distribution by geography.

2.	Property and equipment, net:

	December 31,
	2019	2018

Israel	$77.4	$71.6
U.S.	5.8	3.5
Rest of the world	4.5	3.4

	$87.7	$78.5

F-
44

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

I
n millions (except per share data)
NOTE 1
4
:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended
December 31, 2019, 2018 and 2017 by product lines:

	Year ended December 31,
	2019	2018	2017

Product and licenses:
Network security Gateways	$455.9	$468.5	$506.0
Other *)	54.9	57.1	53.0

	510.8	525.6	559.0
Security subscriptions	610.3	542.3	480.4
Software updates and maintenance	873.7	848.6	815.3

Total revenues	$1,994.8	$1,916.5	$1,854.7

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

c.	Financial income, net:

	Year ended December 31,
	2019	2018	2017

Financial income:
Interest income	$93.3	$88.5	$74.9

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	2.0	13.6	20.0
Realized loss (gain) on sale of marketable securities, net	(0.5)	1.8	0.2
Foreign currency re-measurement loss	8.9	5.7	5.6
Others	2.3	2.3	2.1

	12.7	23.4	27.9

	$80.6	$65.1	$47.0

— — — — —
F-
45