Form 20-F
period 2020-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2021-04-02
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
628-2000
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol (s)	Name of each exchange on which registered
Ordinary shares, NIS 0.01 nominal value	CHKP	NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2020. 137,151,930 ordinary shares, nominal value NIS 0.01 per share
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:    Yes  ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.
Large Accelerated filer ☒         Accelerated filer ☐
      Non-accelerated
filer ☐       Emerging growth company   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
Forward-Looking Statements
In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	the effects of increased competition in our market;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	the effects on our business of the global COVID-19 pandemic;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our plans to recalibrate the Infinity portfolio of products and our expectations to provide security for all organizations;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations, and the potential economic effects of “Brexit”;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.
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
In 2020, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including economic and political uncertainty, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.
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
We may not be able to successfully compete, which could adversely affect our business and results of operations
The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Juniper Networks, Inc., Fortinet Inc., SonicWall Inc. and Palo Alto Networks, Inc. and other companies in the network security space. We also compete with several other companies, including Microsoft Corporation, McAfee, Inc., International Business Machines Corporation, Hewlett-Packard Enterprise Company and FireEye, Inc., with respect to specific products that we offer.

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
Our business, results of operations and financial condition have been and may continue to be adversely affected by the
COVID-19
pandemic.
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
The
COVID-19
pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal, economic and financial market volatility, resulting in business shutdowns and reduced business activity. To the extent the
COVID-19
pandemic continues or additional lock downs occur it may have a negative impact on our business and results of operations, primarily as a result of:

•	restricting our sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening our sales cycles; and

•	delaying collections or resulting in an inability to collect accounts receivable, including as a result of customer insolvency.
The
COVID-19
pandemic may cause us to continue to experience the foregoing challenges in our business in the future and could have other effects on our business, including disrupting our ability to develop new offerings and enhance existing offerings, market and sell our products and services and conduct business activities generally.
In light of the uncertain and rapidly evolving situation relating to the spread of
COVID-19,
we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, our customers and the communities in which we operate, and we may take further actions as required by government entities or that we determine are in the best interests of our employees, customers, partners and third-party service providers. In particular, governmental authorities have instituted shelter-in-place
policies or other restrictions in many jurisdictions in which we operate, which policies require most of our employees to work remotely. Even once shelter-in-place
policies or other governmental restrictions are lifted, we expect to take a measured and careful approach to have employees returning to offices and travel for business. These precautionary measures and policies could negatively impact product innovation and development and employee and organizational productivity, training and collaboration or otherwise disrupt our business operations.

In addition, the
COVID-19
pandemic has disrupted and may continue to disrupt the operations of our customers and partners, particularly our customers in industries, including travel and entertainment that have been especially impacted by the pandemic. Other disruptions or potential disruptions resulting from the
COVID-19
pandemic include restrictions on our personnel and the personnel of our partners to travel and access customers, delays in product development efforts and additional government requirements or other incremental mitigation efforts that may further impact our business and results of operations. The extent to which the
COVID-19
pandemic continues to impact our business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, the scope of travel restrictions imposed in geographic areas in which we operate, mandatory or voluntary business closures, the impact on businesses and financial and capital markets and the extent and effectiveness of the development of vaccines and other actions taken throughout the world to contain the virus or treat its impact. An extended period of global supply chain and economic disruption as a result of the
COVID-19
pandemic could have a material negative impact on our business, financial condition and results of operations, though the full extent and duration is uncertain. To the extent the
COVID-19
pandemic continues to adversely affect our business and financial condition, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.
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
We are subject to risks relating to acquisitions
We have made acquisitions in the past, including the recent acquisitions of Odo Security in 2020 and of ForceNock, Cymplify and Protego in 2019, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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
Risks Related to Our Dependence on Third-Parties
We are dependent on a small number of distributors
We derive our sales primarily through indirect channels. During 2020, 2019 and 2018, we derived approximately 57%, 55% and 53%, respectively, of our sales from our ten largest distributors. In 2020, 2019 and 2018, our two largest distributors accounted for approximately 39%, 37% and 36% of our sales, respectively. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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
Our servers, data centers and other facilities are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures, pandemics or similar catastrophic events. For example, the coronavirus outbreak has caused many third-party service providers to shut down their business, and it is possible that providers of our cloud infrastructure services could face similar disruptions in their business or facility shutdowns. Disruptions to these servers or facilities could interrupt our ability to provide our products and services and materially adversely affect our business and results of operations.

Risks Related to Tax, Legal and Regulatory Matters
We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition
As a global company we are subject to taxation in Israel, the United States and various other countries. We attempt to utilize an efficient operating model and accordingly to pay taxes based on the laws in the countries in which we operate. Nonetheless, various tax authorities in different parts of the world may disagree with our operating sale model. This may lead to disputes and to tax assessments, which can have a negative effect on our tax liabilities.
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
The base erosion and profit shifting (“BEPS”) project undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS project contains changes to numerous international tax principles, amongst for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (the “MLI”) which currently has been signed by over 85 jurisdictions, including Israel and the inclusion in tax treaties of one, or both, of a
“limitation-on-benefit”
(“LOB”) rule. These changes, when adopted by individual countries, could adversely affect our provision for income taxes.
The OECD is also currently working on further initiatives by “Addressing the Tax Challenges Arising from the Digitalization of the Economy” (BEPS 2.0) that may further change current international tax principles. We will evaluate the potential impact of these changes on our business models once final rules will be set out. Therefore, as of today, it remains difficult to predict the magnitude of the effect of such initiatives new rules on our financial results.
Indirect taxes including Digital Service tax (DST) measures as adopted unilaterally in certain countries could also adversely affect our tax obligations.
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
Risks Related to Our Intellectual Property
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
If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business
There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our ability not to infringe upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, own or claim to own intellectual property relating to our industry. From time to time, third parties have brought, and continue to bring, claims that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In addition, third-parties have in the past sent us correspondence claiming that we infringe upon their intellectual property, and in the future we may receive claims that our products infringe or violate their intellectual property rights. Furthermore, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or products. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or royalty payments, prevent us from selling our products, or require that we comply with other unfavorable terms. In addition, we may decide to pay substantial settlement costs and/or licensing fees in connection with any claim or litigation, whether or not successfully asserted against us. Even if we were to prevail, any disputes or litigation regarding intellectual property matters could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. As such, third-party claims with respect to intellectual property may increase our cost of goods sold and operating expenses, reduce the sales of our products, and may have a material and adverse effect on our business.
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
Other General Risks and Risks Related to the Ownership of Our Ordinary Shares
We are exposed to various legal, business, political, economic, health-related and other risks associated with our international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations
We operate our business primarily from Israel, we sell our products worldwide, and we generate a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners internationally. For example, in the event of significant numbers of our employees or the employees of our channel partners having to miss work due to a widespread health situation or pandemic such as the coronavirus, we or our channel partners may not be able to quickly source replacement or temporary workers, which could adversely affect our operations, particularly in regions where such health situations are most severe or local regulations require a shut down. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, results of operations and financial condition may be materially adversely affected.

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
For example, the General Data Protection Regulation, which became applicable on May 25, 2018, adopts more stringent requirements for data processors and controllers. Such requirements include more fulsome disclosures about the processing of personal information, data retention limits and deletion requirements, mandatory notification in the case of a data breach and elevated standards regarding valid consent in some specific cases of data processing. The General Data Protection Regulation also includes substantially higher penalties for failure to comply, inter alia, a fine up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, can be imposed. These more stringent requirements on privacy user notifications and data handling require us to adapt our business and incur additional costs. Additionally, California passed the California Consumer Privacy Act (“CCPA”), which became effective on January 1, 2020. The CCPA provides new data privacy rights for consumers and new operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including adding new privacy rights and increasing regulation on online advertising. Additionally, the CCPA, eventually the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out
of having their personal data processed and disclosed to third parties through various opt-out
mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Further, starting on January 1, 2021, as a result of the United Kingdom’s exit from the European Union, the United Kingdom has brought the GDPR into domestic United Kingdom law with the Data Protection Act 2018 which will remain in force. The United Kingdom Data Protection Act 2018 mirrors the fines under the GDPR.

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
In connection with our Annual Report for fiscal 2020, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2020, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2020. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.
A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree
As of February 28, 2021, our directors and executive officers owned approximately 18.5% of the voting power of our outstanding ordinary shares, or 21.7% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of February 28, 2021. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.
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
Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates
We maintain substantial balances of cash and liquid investments, for purposes of acquisitions and general corporate purposes. Our cash, cash equivalents, short-term bank deposits and marketable securities totaled $4,000 million as of December 31, 2020. The performance of the debt capital markets affects the values of funds that are held in marketable securities. These assets are subject to market fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency downgrades that may impair their value, or unexpected changes in the financial markets’ healthiness worldwide.
We expect that market conditions will continue to fluctuate and the fair value of our investments may be affected accordingly. Moreover, in case we would like to liquidate some of our investments and turn them into cash – we are dependent on market conditions and liquidity opportunities, which may be impacted by global economic trends, including, without limitation, the economic effects of the
COVID-19
pandemic.
Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, the amount of any share repurchases or acquisitions that we may execute and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework and subject to our investment policy. Our investment portfolio is invested primarily in fixed-income securities and is affected primarily by changes in interest rates and credit spreads. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. We expect that the market-related effects of the
COVID-19
Pandemic, as well as the sustained low interest rate environment, will continue to have an impact across our investment portfolio. Any significant decline in our financial income or the value of our investments due to changes in interest rates, interest rate expectations, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.
We generally buy and hold our fixed income securities, while limiting credit risk by setting a maximum concentration limit per issuer as well as setting minimum credit rating requirement. Our fixed income investment portfolio consist primarily of government bonds, securities issued by government agencies and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, the continuing turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments in fixed maturity securities as available-for-sale.
Changes in the fair value of investments classified as
available-for-sale
are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported the cumulative changes in the fair value of our fixed income securities as part of our income, our reported net income for the year ended December 31, 2020, would have increased by $39 million.
Currency fluctuations may affect the results of our operations or financial condition
Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2020, we incurred approximately 55% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. As such, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2020, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2020, our total outstanding forward contracts that hedge against these fluctuations in foreign currency exchange rates was $38 million.

In addition, we entered into forward contracts to hedge the impact of fluctuations in exchange rates on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2020, the total amount of outstanding forward contracts that did not qualify for hedge accounting, was $396 million. We may use derivative financial instruments, such as foreign exchange forward contracts, put and call options, and others, to mitigate the risk of fluctuations changes in foreign exchange rates on cash flows receivables and payables and denominated in certain foreign currencies. We may not be able to purchase derivative instruments adequate to fully protect us from foreign currency exchange risks and over the past year we have incurred losses as a result of exchange rate fluctuations on exposures that have not been covered by our hedging strategy.
Additionally, our hedging activities may also generate losses as a result of volatility in foreign currency markets. If foreign exchange currency markets continue to be volatile, such fluctuations in foreign currency exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign currency markets may make it difficult to hedge our foreign currency exposures effectively.
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
dollar currencies.
On December 24, 2020, the European Union and the UK announced that they had reached a new bilateral trade and cooperation agreement governing their future relationship (the
“EU-UK
Trade and Cooperation Agreement”) which was formally approved by the European Council on December 29, 2020 and by the UK parliament on December 30, 2020. The
EU-UK
Trade and Cooperation Agreement became effective on a provisional basis from January 1, 2021, subject to ratification by the EU following consent by the European Parliament. As of the date of this report, the European Parliament has not yet approved the agreement. The potential consequences if the European Parliament were to fail to approve the
EU-UK
Trade and Cooperation Agreement are unclear. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate, and those laws and regulations may be cumbersome, difficult or costly in terms of compliance. Any of these effects of Brexit, among other factors, could adversely affect our business, financial condition, results of operations and cash flows.
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
The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes
For the year ended December 31, 2020, our effective tax rate was 13%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.
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

Your rights and responsibilities as a shareholder are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies
The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.- based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.
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
If you look back at the early 2020, “New year predictions,” you will undoubtedly find no references to an unprecedented global pandemic shut down and the beginning of living life in a new normal. But it did happen. And with this new normal, came a “new everything.”
With the rapid shift to more cloud instances, the popularity of network-connected smartphones, in addition to the shift to remote work, organizations had to quickly adapt their security measures. Organizations had to make sure they were secured at all times, from connected remote places. This has become the new perimeter.
Today, business data continually transfers between
Bring-Your-Own-Devices,
SaaS applications such as SalesForce.com and running on multi-cloud environments including AWS and Azure. With remote work as the new standard, remote employees are often more prone to careless behaviour and non-compliance
to corporate policies. The organization’s attack surface has also become wider. This “Perfect Storm” has generated a surge of sophisticated 5th generation cyberattacks. As organizations adapted to remote work, and all its digital implications, cybercriminals used the global crisis to launch large-scale cyber exploits, clearly with the characteristics of a Cyber Pandemic.
Modern organizations need to recalibrate their cyber security approach around three main elements: securing their corporate networks and datacenters, securing cloud environments and lastly, securing employees – wherever they are.
Our mission is to provide any organization with the ability to conduct their business on the internet with the highest level of security. We address organizations’ most imminent cyber security needs based on three core principles:

1.	Prevention-first approach – deploy pre-emptive user protections to eliminate threats before they reach the users

2.	Gold Standard Management – single pane of glass to manage the entire security estate

3.	Consolidated Solution – Realize complete, preemptive protection against the most advanced threats while achieving better operational efficiency

Today, we are one the largest pure cyber security vendors globally. Our pledge to our customers and partners is to “secure your everything”, where there are no limits to the innovation needed to protect everyone living in a digital world.
Secure Your Everything with Check Point Infinity
To make our vision a reality, in 2021 we will recalibrate the Infinity portfolio of products. Based on our core principles, the focus on these technologies and capabilities is expected to provide uncompromised security for all organizations.

1.	Check Point Infinity
A fully consolidated cyber security architecture that protects against 5th generations of cyber-attacks across all networks, endpoint, cloud, Workloads, IoT and mobile. It leverages Nano Agent technology that is open-source and lightweight to ensure the latest security is delivered anywhere without the requirement of upgrades. Infinity is the only consolidated security architecture to support over 50 types of assets across network, endpoint, mobile, cloud, workloads, and IoT, while achieving the highest level of security with over 60 adaptive threat prevention security practices delivered as a service. Through advanced threat prevention, business-oriented policy management, and cloud-based threat intelligence, Infinity delivers a solid foundation for a sustainable, effective risk management strategy.

2.	Quantum: Enterprise network security for perimeter and datacenter
Deliver the highest levels of security and performance to manage datacenter environments. Check Point Quantum Security Gateways deliver superior security beyond any Next Generation Firewall (NGFW) and are designed to manage the most complex policy requirements. Powered with over 60 security services, these gateways are the best at preventing the 5th generation of cyber attacks. In 2021 we will continue to leverage Maestro, our unique and disruptive scalable performance solution, we will focus on improving the stability and simplicity, we will accelerate data center firewalls with an innovative technology to deliver super-fast firewall solution and augment our gateways with
SD-WAN.

3.	CloudGuard: Automatically secure your cloud
CloudGuard sets the gold standard for securing critical cloud workloads, both public and private. It offers cloud posture management, serverless security, and a new generation of Web Application Firewalls powered by contextual AI that secures APIs, Web applications as well as hosted and on premise web servers. CloudGuard provides consolidated security and threat prevention across all cloud environments, assets, and workloads. Aligned with the agile nature of cloud development and deployment, CloudGuard delivers the ultimate solution for both cloud security practitioners and for Cloud DevOps, from the initial DevSecOps phase (Shift Left), through cloud network security into cloud applications security, as well as securing containers and serverless functions which are based on our acquisition of Protego in 2019.

4.	Harmony: Highest level of security for remote users and access
Check Point Harmony protects remote employees, devices and internet connectivity from malicious attacks, while ensuring secure, remote zero-trust
access at any scale to any corporate application. Check Point Harmony is first to market in providing endpoint and secure connectivity (SASE), as a consolidated, unified cloud-based solution including the easiest and most secure remote Access (based on the Odo acquisition), Safe Internet Browsing with the market’s lower TCO, End Point and mobile security and email security. The solution delivers the broadest coverage of attack vectors with the industry’s leading,
AI-driven
threat prevention.

5.	Infinity-Vision: Unified management and XDR
Achieve gold standard unified security management and 100% breach prevention. Manage your entire security estate with the Check Point Infinity Portal, a cloud-based Security
Management-as-a-Service
(SMaaS). Deliver unified policy, Monitoring and intelligence from a single point. Expose, investigate and shut down attacks faster, with 99.9% precision with SOC and XDR capabilities used by Check Point Research.
For the last three decades, we have set the standard for cyber security. We now have an opportunity, once again, to pioneer and redefine the role of cyber security in today’s society. With Check Point Infinity, the only consolidated cyber security solution across cloud, networks, endpoints, mobile and IoT, we are best positioned to make the world a safer place in 2021 and beyond.

Check Point Technology Leadership in 2020
During 2020 we received recognitions and awards for our activities.
Gartner

●	Leader, Magic Quadrant for Network Firewalls

●	Market Guide Cloud Workload Protection Platforms
IDC

●	Leader, MarketScape Worldwide Mobile Threat Management
Frost & Sullivan

●	Leadership Award: Frost Radar Best Practices for Growth, Innovation & Leadership “SandBlast Mobile”
Miercom

●	SandBlast Mobile a Security Leader in Mobile Threat Defense Industry Assessment
Forrester

●	Strong Performer, The Forrester Wave: Enterprise Firewalls
NSS Labs

●	Recommended Rating AA for Advanced Endpoint Protection Test 2020
Business Highlights
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
In September 2020, we acquired 100% of the share capital of Odo Security Ltd., a privately held Israeli company, and a developer of a new cloud-based technology that delivers secure remote access. The technology was integrated with Check Point’s Infinity architecture threat prevention capabilities to provide a secure solution to address the growing needs that enterprises have to enable secure remote access for their employees to any application.
Further details regarding the important events in the development of our business since the beginning of 2019 are provided in
“Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.
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
.
Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel:
213-627-8252.

Market Landscape – Protecting the world from 5
th
Generation of Cyber Security Attacks and a Cyber Pandemic
Over the last 28 years, the technologies behind cyber-attacks and the ensuing preventative measures have advanced rapidly. During 2020, we witnessed an unprecedented number of cyber-attacks against organizations across all industries carried out as large-scale, multi-vector mega attacks, inflicting major damage on businesses and their reputations. As a result, heavy fines were levied in some cases where companies failed to protect sensitive data.
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

•
Generation 5 – Approximately 2018-2020, the large-scale and multi-vector mega attacks using advanced attack technologies. These are fast-moving attacks so detection-only is not enough. These attacks targeted traditional attack vectors and expanded to mobile and cloud. Advanced threat prevention is required.

While it may be commonplace for businesses to avoid cutting-edge IT technologies in critical operations, lagging generationally behind in security protection leaves the business fully exposed to advanced attacks. Such attacks not only impact operations, but the exposure of critical information that can also damage reputations and jeopardize the viability of a business. Today, even 4th generation security is simply not enough to properly protect against today’s 5th generation of attacks on today’s IT environments, cloud deployments, and mobile devices.
The
COVID-19
pandemic created a tectonic shift in IT environments. With the rapid shift to more cloud instances, the popularity of network connected smartphones, and the shift to remote work—organizations had to quickly adapt their security measures to the new normal work environment. Organizations had to ensure ‘anywhere and everywhere’ security, including the safe connection to remote places.
The “new norm” workspace has expanded organization perimeters. Business data continually transfers between
Bring-Your-Own-Devices
(BYOD), SaaS applications such as SalesForce.com and running on multi-cloud environments, including AWS and Azure public clouds. With remote work as the new standard, remote employees can be prone to careless behaviour and non-compliance
to corporate policies. An organization’s attack surface has also become much wider, creating a “Perfect Storm” and the surge of sophisticated 5th generation cyberattacks. As organizations have adapted to remote work, and all its digital implications, cybercriminals have seized the global crisis to launch large-scale cyber exploits with clear characteristics of a Cyber Pandemic.
Most organizations attempt to battle advanced threats with second- or third-generation security, which only protects against viruses, application attacks, and payload delivery. Networks, virtualized data centers, cloud environments and mobile devices are all left exposed. Modern organizations need to recalibrate their cyber security approach around three main elements: securing their corporate networks and datacenters, securing cloud environments and lastly, securing employees – wherever they are.
The Check Point Software mission is to provide any organization with the ability to conduct their business on the internet with the highest level of security. We address organizations’ most imminent cyber security needs based on three core principles:

1.	Prevention-first approach - deploy pre-emptive user protections to eliminate threats before they reach the users

2.	Gold Standard Management – single pane of glass to manage the entire security estate

3.	Consolidated Solution - Realize complete, preemptive protection against the most advanced threats while achieving better operational efficiency

Product Strategy and Offerings
We strive to bring the most innovative, highest-quality products to the market. In this way, we can provide exceptional value to our customers, allowing organizations of all sizes to proactively protect their networks against sophisticated 5 th
generation of cyber threats. Our product strategy of driving innovation through research and development and strategic partnerships allows us to blaze new trails with market-leading products and solutions. Our strategy helps enterprises transition their corporate security strategies from not just detecting threats but to preventing them, while enabling businesses to adopt advanced IT technologies and services, including Endpoint and Mobile, cloud and workloads, IoT and 5G solutions.
To make our vision a reality, in 2021 we will recalibrate the Infinity portfolio of products focusing on those technologies and capabilities that will provide uncompromised security based on our core principles.
Check Point Infinity Architecture
Check Point Infinity is a fully consolidated cyber security architecture that protects against 5 th
generation of cyber-attacks across all networks, endpoint, cloud, Workloads, IoT and mobile. It leverages Nano Agent technology that is open-source and lightweight to ensure the latest security is delivered anywhere without the requirement of upgrades. consolidated security architecture to support over 50 types of assets across Network, Endpoint, Mobile, Cloud, Workloads, and IoT, while achieving the highest level of security with over 60 adaptive threat prevention security practices delivered as a service.
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
Quantum – Secure the Network
In order to serve the different needs and demands of our customers, we offer a wide portfolio of security gateways and software platforms that support everything from small business (SMB) to large enterprise data center and telco-grade environments. On each security gateway, we offer the full expanse of Check Point’s network security portfolio from industry-leading next generation firewall, IPS, VPN, WAF, SSL, and Data Security (DLP) to a wide set of threat prevention technologies blocking known and unknown advanced 5 th
generation cyber-attacks. Check Point‘s security gateways are available as a cloud service, software-only products that can run on standard hardware, or dedicated security gateway hardware appliances.
In 2020, we introduced a number of innovative security gateways and software solutions. In early 2019, we introduced the Maestro Security Orchestrator, the industry’s first truly hyperscale network security solution. Maestro enables a single gateway to expand to the hyperscale capacity and performance of 52 gateways in minutes. Maestro provides any size business the power, flexibility, scalability and resilience of cloud-level security platforms on premises. This enables enterprises to seamlessly expand their security gateways to hyperscale capacity with over one Terabit of threat prevention performance. Maestro enables enterprises to meet the performance demands of any networking environment including the high data rate, ultra-low
latency performance required for cloud data centers and 5G networks. Along with Maestro, we announced the 6000 family of security gateways to leverage the new unprecedented hyperscale threat prevention performance. The 6500 and 6800 security gateways combine our award-winning Threat Prevention suite with the power to inspect
SSL-encrypted
network traffic without compromising on performance or uptime.
In 2020, we introduced a complete new lineup of our security gateways – Quantum.
Check Point’s range of new Quantum Security Gateways deliver an industry-leading combination of advanced security protections, with over 2x the performance and half the energy consumption of rival high-end
appliances. All of the Quantum Security Gateway models are now bundled with Check Point’s award-winning SandBlast Zero Day Protection that includes more than 60 security services focused on threat prevention, out of the box. This includes a 100 percent block score for malware prevention for email and web, exploit resistance and post-infection catch rate, as seen in the NSS Labs’ recent Breach Prevention Systems (BPS) Group Test. The Quantum Security Gateways also feature lightning fast
SSL-encrypted
traffic inspection for maximum security.

The key highlights of the Quantum Security Gateway range include:

•	Hyperscale-ready with up to 1.5 Tera-bps of Threat Prevention Performance

•	Latest CPU models, modularity and easy customization through multiple expansion slots

•	100% Enterprise Solid State Drives (SSD), second power supply unit, and lights-out management for optimum reliability and availability.
In late 2020, we launched the 1570R rugged security gateway to protect networks in critical infrastructure, such as Industrial Control Systems (ICS) and SCADA systems, against all types of advanced Gen V cyber-threats. The 1570R delivers unrivalled performance, threat prevention security technology, ease of deployment and control, and reliability to the most demanding industrial settings such as power plants, automated factories, and maritime fleets.
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
CloudGuard – Secure the Cloud
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
In 2020, we introduced CloudGuard Cloud Native Security, a fully-automated cloud platform that enables customers to seamlessly protect all of their cloud deployments and workloads, and manage security through a single pane of glass. CloudGuard streamlines and simplifies cloud security, preventing the most advanced cyber-attacks from impacting organizations’ cloud environments, and enables them to take full advantage of the speed and agility of cloud.

•
Fully integrated security with advanced threat prevention: Prevents APTs and zero-days
from infecting clouds and workloads with unified security, and workload runtime protection, including firewalling, IPS, Application Control, IPsec VPN, Antivirus and
Anti-Bot,
powered by the industry’s leading real-time, cloud-based threat intelligence.

•
High-fidelity cloud security posture management: CloudGuard gives unified, at-a-glance
visibility across organizations’ multi-cloud environments, enabling continuous analysis and control of their cloud security posture from CI/CD to production

•
Automated security for any workload in any cloud: CloudGuard delivers true cloud-agnostic security, enabling organizations to automatically secure any workload, anywhere with auto-provisioning, auto-scaling and automated policy updates. It enables holistic, single-console security management as well as run time protection for serverless and container based applications, in multi-cloud environments.

Harmony – Securing Users and Access
Check Point Harmony delivers the highest levels of security for remote users and access. It is the first unified solution to enable secure connectivity to any resource anywhere and give total endpoint protection for users on any device.
The unified solution provides multi-layered protection for remote users against known and zero-day
attacks and across all threat vectors. It protects users regardless of where they reside, the devices they use (company-owned/BYOD/Mobile /PC/Tablet), and the application they access (including the internet, SaaS applications, corporate applications in data centers or public clouds as well as Remote desktops, and the intranet).
Harmony unifies these six security products to deliver complete remote users security:

•	Complete endpoint Protection: Harmony Endpoint protects users’ PCs from ransomware, phishing, and malware, and minimizes breach impact with autonomous detection and response capability.

•	Mobile Threat Defense (MTD) – Harmony Mobile protects employees’ mobile devices against malicious apps and network or OS attacks.

•	Email and Office security: Harmony Email & Office secures users’ email clients and gives complete protection for Microsoft Office 365, Exchange, Google G Suite and more.

•
Secure Internet Browsing:
 Provides secure, fast, and private web browsing by inspecting all SSL traffic directly on the endpoint without adding latency or re-routing
traffic through a secure web service. Harmony Browse blocks
zero-day
malware downloads, access to phishing websites and prevents the reuse of corporate passwords. It also keeps users’ browsing private, ensuring compliance with data privacy regulations. Harmony Browse is easily deployed as a nano-agent in users’ browsers

•
Secure remote access from any device, anywhere:
 Harmony Connect provides Secure Access Service Edge (SASE) and delivers a secure and easy way to connect any user or branch to any resource, anywhere, without compromising security. Powered by 11 cloud-delivered security services (including Next generation firewall, secure web gateway, DNS security) to ensure secure connectivity at local-level speed.

•
Clientless Zero Trust Network Access (ZTNA)
 – Harmony Connect provides employees & contractors secure and easy access to any corporate application (including web application, remote desktop, SSH remote terminal), simply from a web browser using any device (even mobile and home PC).

Infinity-Vision - Check Point Security Management
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
In 2020, we released R81 - the industry’s most advanced threat prevention and security management software for data centers, cloud, mobile, endpoint and IoT.
R81 platform delivers the highest levels of security with most efficient security administration and management. It provides high levels of security with autonomous threat prevention. It is the first to bring an
AI-driven
security policy system designed to prevent against zero day attacks. R81’s new Infinity threat prevention policy enables security teams to implement, in a single click, security best practices that are automatically and continuously updated.
R81 allows rapid response to changing security needs with super-fast policy installation: Reducing policy installation by 90% to as little as 10 seconds. Moreover, security administrators can upgrade hundreds of remote gateways to the new release with a click of a button.
Another highlight of the platform is automatic optimization of gateway performance. This functionality    automatically allocates hardware and core resources on the gateway to optimize its operation and provide higher levels of performance and security.
Finally, the R81 ensures optimal security for SSL traffic. It utilizes the latest standards for secure connectivity (TLS 1.3 and HTTP/2). A dedicated policy layer allows the administrator to easily control the decision to inspect or bypass network traffic.
In
mid-2020,
we introduced
Smart-1
Cloud taking the best security management and putting it in the cloud. This offers the industry’s most advanced threat prevention and security management software for data centers, cloud, mobile, endpoint and IoT.
Smart-1
Cloud provides three key benefits:

•	Always the latest security management – newest features, automatically updated

•	On-demand Expansion – seamlessly support more gateways and storage

•	Zero Maintenance – no installation, no upgrades
In 2020, we launched Infinity SOC, which unifies threat prevention, detection, investigation and remediation in a single platform to give unrivaled security and operational efficiency. Infinity SOC is used daily by the Check Point research cyber analysts, to expose and investigate the world’s most dangerous and sophisticated cyber-attacks. It uses
AI-based
incident analysis to filter millions of irrelevant logs and alerts, helping enterprise security teams to expose and shut down cyber-attacks with best-in-class
speed and precision.

Revenues by Category of Activity
The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2020	2019	2018
	(in millions)
Category of Activity:
Products and licenses	$513.6	$510.8	$525.6
Security subscriptions	671.1	610.3	542.3
Software updates and maintenance	880.2	873.7	848.6

Total revenues	$2,064.9	$1,994.8	$1,916.5

Sales and Marketing
At the heart of Check Point’s strategy to drive revenue is the commitment to address current and future customer requirements for enterprises of all sizes. To make our vision a reality, in 2021 we have recalibrated our Infinity portfolio of products to focus on those technologies and capabilities that will provide uncompromised security based on our three core principles. Check Point has taken over 80 products and technologies and organized them into three main pillars: Harmony – Secure remote users and access, CloudGuard – Automatically Secure the cloud, and Quantum - Enterprise Network Security For Perimeter And Datacenter.
Further, we accomplish this in multiple ways:
• Through a global network of thousands of partners, which spans two-tier
distributors, value-added resellers, global systems integrators, telecommunications companies and managed service providers.
• Spearheaded by our
pre-sales
and marketing support and account management teams, Check Point works closely with the partner ecosystem to capture customer needs and match them with the right solutions.
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
As of December 31, 2020, we had 2,427 employees and subcontractors that majority of them dedicated to pre sales and marketing support located in various jurisdictions.
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
Our technical assistance centers in the United States, Israel, Canada, Japan, India, China and Australia offer support worldwide,
24-hour
service, seven days per week. As of December 31, 2020, we had 867 employees and subcontractors in our technical services organization.

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
Research and Product Development
We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers. This becomes especially true as we find ourselves facing 5 generation cyber-attacks. Today’s attacks are the most advanced and impactful we have ever seen and yet the security deployed by most businesses is generationally behind and based on patchwork solutions that simply detect. Check Point continues its focus in 2020 on 5 generation cyber security, which emphasizes prevention through a consolidated architecture that unifies all network, virtual, cloud, remote office and mobile operations.
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
As of December 31, 2020, we had 1,510 employees and subcontractors dedicated to research and development activities and quality assurance.
Competition
Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.
Environmental, Social and Governance (ESG) Practices
Since Check Point’s inception, our sole focus has been on making the world a safer place to live and work. For the last 25 years, we have worked to fulfill our vision of making the Internet secure, reliable, and available for corporations and consumers. As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders – including, our channel partners, customers, suppliers and employees. We aim to achieve high ESG standards while continuing to develop our business and executing on our strategy.
We promote and support fair social and economic opportunities in the global market. We recognize that there are systemic and cultural biases, caused by age, gender, ethnicity, orientation, religion, or ability - and we know these biases can reduce the accessibility to opportunities on a global scale. It is our mission to shrink these accessibility gaps worldwide.
We value and celebrate diversity within our community. The work environment we created seeks to foster an inclusive culture, where our employees feel empowered, challenged, and in possession of the tools to thrive at work and in their personal lives. We are continuously learning and looking at ways to improve on creating an environment that is an inclusive place of work.

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
We have 84 issued patents in the U.S. and in other regions and 26 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.
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
Organizational Structure
We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (1)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Check Point Advanced Threat Prevention Ltd.	Israel
Check Point Mobile Security Ltd.	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Ltd.	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Public Cloud Security Ltd.	Israel
Check Point Web Applications and API Protection Ltd.	Israel
Protego Labs, Inc.	Delaware
Check Point IOT Security Ltd.	Israel
Check Point Serverless Security Ltd. (6)	Israel
Check Point Secure Remote Access Ltd.	Israel
Check Point Software Technologies (Sweden) AB. (7)	Sweden
Zone Labs, L.L.C. (8)	United States of America (California)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Subsidiary of Protego Labs, Inc
(7)	Subsidiary of Check Point Holding AB
(8)	Subsidiary of Check Point Software Technologies Inc.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Ltd.	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies (Belarus) LLC	Belarus
Check Point Software Technologies (Belgium) S.A.	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies SARL	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Ltd.	Hong Kong
Check Point Software Technologies (India) Private Limited	India
Check Point Software Technologies (Italia) Srl	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Philippines) Inc.	Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL.	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	South Korea
Check Point Software Technologies (Spain) S.A.	Spain
Check Point Software Technologies (Switzerland) A.G.	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

Property and Equipment
We lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Israel	355,000*)
Americas	133,000
Europe, Middle East and Africa	65,000
Asia Pacific	37,000

*)
Our international headquarters are located in Tel Aviv, Israel. We occupy our headquarters pursuant to a long-term lease on the land with the City of Tel Aviv – Jaffa, which expires in August 2059. We made a prepayment for the entire term upon entering into this lease and we are not required to make any additional payments under the lease. Our international headquarters building contains approximately 332,000 square feet of office space. In addition, we lease approximately 23,000 square feet of additional space substantially all in Tel Aviv, Israel.

Principal Capital Expenditures and Divestitures
For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2019 compared to 2018, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on April 2, 2020.
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

We derive our sales primarily through indirect channels. During 2020, 2019 and 2018, we derived approximately 57%, 55%, and 53%, respectively, of our sales from our ten largest channel partners. In 2020, 2019 and 2018, our two largest distributors accounted for approximately 39%, 37% and 36% of our sales, respectively. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2020	2019	*2018
Region:
Americas, principally U.S.	45%	46%	47%
Europe, Middle East and Africa	43%	42%	42%
Asia-Pacific	12%	12%	11%

*
Starting 2019, Middle East and Africa are part of the “Europe Middle East and Africa” region, while before it was part of “Asia Pacific, Middle East and Africa” region. 2018 figures were reclassified to present the updated revenue distribution by geography.

For information on the impact of foreign currency fluctuations, please refer to “Item 11 – Quantitative and Qualitative Disclosures about Market Risk – Foreign Currency Risk”.
COVID-19
Pandemic
In March 2020, the World Health Organization declared the outbreak of a disease caused by a novel strain of the coronavirus
(COVID-19)
to be a pandemic. The
COVID-19
pandemic is having widespread, rapidly evolving, and unpredictable impacts on global society, economies, financial markets, and business practices. Federal, state and foreign governments have implemented measures to contain the virus, including social distancing, travel restrictions, border closures, limitations on public gatherings, work from home, and closure of non-essential
businesses. To protect the health and well-being of our employees, partners, and third-party service providers, we have implemented work-from-home requirements, made substantial modifications to employee travel policies, and cancelled or shifted marketing and other corporate events to virtual-only formats for the foreseeable future. Our focus remains on the safety of our employees, striving to protect the health and well-being of the communities in which we operate, and providing technology to our employees, end-customers
and partners to help them do their best work while remote.
The ultimate duration and extent of the impact from the
COVID-19
pandemic depends on future developments cannot be accurately forecasted at this time. These developments include the severity and transmission rate of the disease, the actions of governments, businesses and individuals in response to the pandemic, the extent and effectiveness of containment actions, the impact on economic activity and the impact of these and other factors. See Risk Factors for further discussion of the possible impact of the
COVID-19
pandemic on our business.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition (including sales reserves),

•	Realizability of long-lived assets (including intangible assets),

•	Accounting for income taxes,

•	Credit loss of trade receivables

•	Impairment of marketable securities; and

•	Loss Contingencies.

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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2020, 2019 and 2018.

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
Credit loss of trade receivables
We make estimates of expected credit and collectability trends for the allowance for credit losses based upon our assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of our customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.
On January 1, 2020, we adopted Accounting Standards Update
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we changed our impairment model to utilize a current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivables.
Impairment of marketable securities
We classify all of our debt securities as
available-for-sale
(“AFS”).
Available-for-sale
debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.
On January 1, 2020, we adopted Accounting Standards Update
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, we modified our impairment model for available-for-sale
(“AFS”) debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. Each reporting period, we evaluate whether declines in fair value below amortized cost are due to expected credit losses, as well as our ability and intent to hold the investment until a forecasted recovery occurs. Allowance for credit losses on AFS debt securities are recognized in our consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.
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
Manufacturing Partner and Supplier Liabilities
We purchase manufactured products from its original design manufacture (“ODM”). We generally do not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet our detailed requirements. If the actual demand is significantly lower than forecast, we records a liability for its commitment in excess of the actual demand. As of December 31, 2020 and 2019, we have not accrued any significant liability in respect with this exposure.

Results of Operations
The following table presents information concerning our results of operations in 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(in millions)
Revenues:
Products and licenses	$513.6	$510.8
Security subscriptions	671.1	610.3
Software updates and maintenance	880.2	873.7

Total revenues	2,064.9	1,994.8

Operating expenses (*):
Cost of products and licenses	96.8	90.7
Cost of security subscriptions	26.4	24.6
Cost of software updates and maintenance	96.7	94.5
Amortization of technology	6.6	5.6

Total cost of revenues	226.5	215.4

Research and development	252.8	239.2
Selling and marketing	569.9	552.7
General and administrative	111.5	105.7

Total operating expenses	1,160.7	1,113.0

Operating income	904.2	881.8
Financial income, net	66.6	80.6

Income before taxes on income	970.8	962.4
Taxes on income	124.2	136.7

Net income	$846.6	$825.7

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2020	2019
	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$6.6	$5.6
Research and development	4.1	6.9
Selling and marketing	7.3	1.8

Total amortization of intangible assets and acquisition related expenses	$18.0	$14.3

Stock-based compensation
Cost of products and licenses	$0.4	$0.2
Cost of software updates and maintenance	4.1	4.2
Research and development	23.5	18.9
Selling and marketing	36.8	28.8
General and administrative	47.7	54.6

Total stock-based compensation	$112.5	$106.7

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2020	2019
Revenues:
Products and licenses	25%	26%
Security subscriptions	32	30
Software updates and maintenance	43	44

Total revenues	100%	100%

Operating expenses:
Cost of products and licenses	5	5
Cost of security subscriptions	1	1
Cost of software updates and maintenance	5	5
Amortization of technology	— *)	— *)

Total cost of revenues	11	11

Research and development	12	12
Selling and marketing	28	28
General and administrative	5	5

Total operating expenses	56	56

Operating income	44	44
Financial income, net	3	4

Income before taxes on income	47	48
Taxes on income	6	7

Net income	41	41

*)	Less than 1%.
Revenues
We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $2,065 million in 2020 and $1,995 million in 2019.
Total revenues in 2020 increased by 4% compared to 2019. Product and license revenues increased from $511 million in 2019 to $514 million in 2020. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, cloud, Infinity and mobile solutions. As a result, security subscription revenues increased by $61 million, or 10%, from $610 million in 2019 to $671 million in 2020. Software updates and maintenance revenues increased by $6 million, or 1%, from $874 million in 2019 to $880 million in 2020, primarily as a result of renewals of existing and sales of new maintenance contracts.
Cost of Revenues
Total cost of revenues was $227 million in 2020 and $215 million in 2019. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.
Cost of products and licenses was $97 million in 2020 and $91 million in 2019.
Cost of security subscriptions was $26 million in 2020 and $25 million in 2019.
Cost of software updates and maintenance was $97 million in 2020 and $95 million in 2019.
In 2020 amortization of technology was $7 million compared to $6 million in 2019. The increase in 2020 is attributed to the acquisitions made during 2020 and 2019.

Research and Development
Research and development expenses were $253 million in 2020 and $239 million in 2019, and represented 12% of the revenues in each of the years 2020 and 2019. Research and development expenses consist primarily of salaries and other related expenses for personnel as well as the cost of facilities and deprecation of capital equipment.
The $14 million increase in 2020, consisted of $2.9 million due to U.S. dollar weakened against the Israeli Shekel, is primarily a result of an increase in compensation and related expenses for personnel and in our cloud infrastructure expenses, offset by a decrease in travel and entertainment and other related expenses due to
COVID-19
pandemic.
The majority of our personnel engaged in research and development are located in Israel, where compensation-related expenses are paid in Israeli Shekels, while our research and development expenses are reported in U.S. dollars. Therefore, changes to the exchange rate between the Israeli Shekel and the U.S. dollar have affected and may in the future affect our research and development expenses. We have forward contracts to hedge against a certain portion of the exposure mentioned above.
Selling and Marketing
Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op
activities with partners, travel and other related expenses. Selling and marketing expenses were $570 million in 2020 and $553 million in 2019, which represented 28% of revenues in each of the years 2020 and 2019.
The $17 million increase in 2020, consisted of $1.2 million due to fluctuations of various currencies against the U.S. dollar, is primarily a result of an increase in compensation expenses for personnel and co-op
activities, offset by a decrease in travel, entertainment, and other related expenses due to
COVID-19.
Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.
General and Administrative
General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $111 million in 2020 and $106 million in 2019, and represented 5% of revenues in each of the years 2020 and 2019. In 2020, there was an increase of $5 million in general and administrative expenses, which related mostly to an increase in compensation expenses for personnel, and to a decrease in travel, entertainment and other related expenses due to
COVID-19.
Operating Income Margin
We had an operating margin of 44% in each of the years 2020 and 2019.
We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.
Financial Income, Net
Net financial income consists primarily of interest earned on cash equivalents and marketable securities. Net financial income was $67 million in 2020 and $81 million in 2019. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The decrease in net financial income in 2020 was primarily due to a decrease in U.S interest rates compared to 2019. In 2020 and 2019 no impairment in our marketable securities was recorded.
For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.
Taxes on Income
Total taxes on income were $124 million in 2020 and $137 million in 2019. Our effective tax rate was 13% in 2020 compared to 14% in 2019. The lower effective tax rate in 2020 compared to 2019 is attributed substantially to the lower provisions on uncertain tax positions and included tax benefit from lapse of statute of limitation on certain provisions. See Note 11 to our consolidated financial statements for further information on our statutory rates.
Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.

Liquidity and Capital Resources
During 2020 and 2019, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $4,000 million as of December 31, 2020 and $3,948 million as of December 31, 2019. Our cash and cash equivalents and short-term investments were $1,688 million as of December 31, 2020 and $1,580 million as of December 31, 2019. Our long-term interest bearing investments were $2,312 million as of December 31, 2020 and $2,369 million as of December 31, 2019. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.
We generated net cash from operations of $1,161 million in 2020 and $1,104 million in 2019. Net cash from operations for 2020 and 2019 consisted primarily of net income adjusted for non-cash
activity. The increase in our cash from operations derived mostly from the increase in our deferred revenues compared to 2019.
We used net cash in investing activities of $98 million in 2020 compared to generated net cash from investing activities of $60 million in 2019. In 2020, net cash used for investing activities was primarily due to higher investment in short-term bank deposits compared to 2019. Our net cash paid for acquisitions of subsidiaries amounted to $23 million in 2020 and $38 million in 2019. Our capital expenditures amounted to $19 million in 2020 and $26 million in 2019, consisted primarily of computer equipment, software and leasehold improvements.
Net cash used in financing activities was $1,086 million in 2020 and $1,189 million in 2019. In 2020 and 2019, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2020 and 2019, we repurchased ordinary shares in the amount of $1,298 million and $1,278 million, respectively. We re-issued
the repurchased shares to settle exercises of options and awards of restricted share units to our employees and directors. Proceeds from such activities were $217 million and $95 million in 2020 and 2019, respectively.
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
Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $4,000 million as of December 31, 2020) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our capital expenditure requirements for the next twelve months.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Our directors and executive officers as of March 31, 2021, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating Committee
Gil Shwed	Chief Executive Officer
and Director
Jerry Ungerman	Chairman of the Board	✓

Tal Payne	Chief Financial and
Operations Officer
Dorit Dor	Vice President of
Products
Dan Yerushalmi	Chief Customer Officer
Guy Gecht (3)	Lead Independent Director	✓	✓	✓	✓
Yoav Chelouche (3)	Director	✓	✓	✓	✓
Rupal Hollenbeck (1)	Director	✓
Dan Propper	Director	✓
Ray Rothrock (3)	Director	✓	✓	✓	✓	✓

Tal Shavit	Director	✓				✓
Eyal Waldman (1)	Director	✓
Shai Weiss	Director	✓				✓

(1)	“Independent Director” under the Nasdaq Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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
Jerry Ungerman
serves as the chairman of the board of directors since August 2020, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.
Tal Payne
has been serving as Chief Financial Officer of Check Point since joining in 2008 and as Chief Financial and Operations Officer since 2015. Ms. Payne oversees Check Point’s global operations and finance, including investor relations, legal, treasury, purchasing and facilities. Prior to joining Check Point, Ms. Payne served as Chief Financial Officer at Gilat Satellite Networks, Ltd., where she held the role of Vice President of Finance for over five years. Ms. Payne began her career as a certified public accountant at PricewaterhouseCoopers. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel Aviv University. Ms. Payne is a certified public accountant. Ms. Payne is a board member of SolarEdge Technologies, Inc. and ironSource Ltd.
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

Guy Gecht
has served on our board of directors since 2006 and as our Lead Independent Director since August 2020. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as the Chief Executive Officer of Electronics For Imaging, Inc. (EFI), a company that provides digital imaging and print management solutions for commercial and industrial applications and has served in this position from January 2000 until October 2018. From October 1995 until January 2000, Mr. Gecht held various positions with EFI, including President of the company. Prior to joining EFI, Mr. Gecht held various software engineering positions with technology companies. In 2019, Mr. Gecht joined the board of directors of Logitech. He holds a B.S. in Computer Science and Mathematics from
Ben-Gurion
University in Israel.
Rupal Hollenbeck
has served on our Board of Directors since January 2021. She was most recently Senior Vice President & Chief Marketing Office at Oracle, a post which she held until January, 2020. Prior to joining Oracle in 2018, Ms. Hollenbeck was with Intel Corporation for over 23 years, with her most recent role being Corporate Vice President and General Manager of Global Data Center Sales. Prior to that she was Vice President and General Manager of Intel China and throughout her time at Intel has worked in Arizona, California, Singapore, and Beijing. An advocate for professional women around the world, she started several women’s initiatives while at Intel, including serving as co-chair
of the Board of Intel’s Network of Executive Women in Asia. She is currently a Founding LP in the Neythri Futures Fund, as well as a Founding Circle Member of Neythri.org, a non-profit organization dedicated the professional advancement of South Asian women. Ms. Hollenbeck is also an Adjunct Professor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics. Ms. Hollenbeck holds a BS in Finance and International Studies from Boston College, and a Master of International Management from the Thunderbird School of Global Management in Arizona.
Dan Propper
has served on our board of directors since 2006. Mr. Propper is the Chairman of the Board of Directors for the Osem Group, a leading Israeli manufacturer of food products. Mr. Propper served as the Chief Executive Officer of Osem for 25 years until April 2006. In addition to his role at Osem, from 1993 until 1999, Mr. Propper served as President of Israel’s Manufacturers’ Association, an independent umbrella organization representing industrial enterprises in Israel, and as Chairman of the Federation of Economic Organizations in Israel, which unites economic and business organizations that represents all business sectors in Israel. Mr. Propper has received numerous awards for his contributions to the Israeli industry and economy, including an honorary Doctorate from the Technion – Israel Institute of Technology in 1999. Mr. Propper serves as a member of the board of directors of Osem Investments Ltd., Vitania Ltd. and a number of private companies. Mr. Propper is also a member of the board of governors of the Technion, Tel Aviv University and
Ben-Gurion
University in Israel. Mr. Propper earned a B.Sc. (summa cum laude) in Chemical Engineering and Food Technology from the Technion. From October 2011 to September 2014, Mr. Propper served as the Chairman of the Supervisory Council of the Bank of Israel. In 2018, Mr. Propper was appointed the Czech Republic Honorary Consul in Jerusalem.
Ray Rothrock
has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000 and as a director under Roku, Inc. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc., a cybersecurity analytics company. Mr. Rothrock served as the Chief Executive Officer of RedSeal, Inc. from February 2014 until May 2020. Mr. Rothrock is a director of Nasdaq-listed Roku, Inc, and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the University of Texas and Texas A&M Investment Management Company. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.
Dr.
 Tal Shavit
has served on our board of directors since 2000. Dr. Shavit is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.
Eyal Waldman
has served on our board of directors since November 2020. Mr. Waldman has been the
Co-founder,
President, CEO and Board member of Mellanox Technologies since March 1999, up to it being acquired by NVIDIA in April 2020. Between March 1999 until June 2013, Mr. Waldman served as Mellanox’s chairman of the board. From March 1993 to February 1999, Mr. Waldman served as Vice President of Engineering and was a
Co-founder
of Galileo Technology, Ltd., a semiconductor company, which was acquired by Marvell Technology Group, Ltd. in January 2001. From August 1989 to March 1993, Mr. Waldman held several design and architecture related positions at Intel Corporation, a manufacturer of computer, networking and communications products, and was awarded with the “IAA Intel achievement” award and the “Employee of the year” award. Mr. Waldman also serves and previously served on the board of directors of several private companies. Mr. Waldman holds a Bachelor of Science degree in Computer Engineering and a Master of Science degree in Electrical Engineering from the Technion – Israel Institute of Technology. In June 2016, Mr. Waldman was awarded an Honorary Doctorate by the Technion.

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
Of the individuals mentioned above, only Gil Shwed owned more than one percent of our outstanding shares as of December 31, 2020. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.
Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.
The terms of Gil Shwed, Jerry Ungerman, Rupal Hollenbeck, Dan Propper, Dr. Tal Shavit, Eyal Waldman and Shai Weiss will expire at our 2021 annual meeting of shareholders. The terms of Yoav Chelouche and Guy Gecht will expire at our 2021 annual meeting of shareholders, and the term of Ray Rothrock will expire at our 2023 annual meeting of shareholders.
There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.
Compensation of Directors and Officers
The total direct cash compensation that we accrued for our directors and executive officers as a group including a director and an executive officer who left the company during 2020 was approximately $2.8 million for the year ended December 31, 2020. These amounts include $0.2 million that were set aside or accrued to provide for severance and retirement insurance policies in 2020. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.
Following is a summary of the salary and benefits paid in 2020 (i) to our five most highly compensated executive officers as of the date of this Annual Report (referred to as the “Covered Executives”) and (ii) to our non-executive
directors.
Cash Compensation
Mr.
 Gil Shwed, Chief Executive Officer and Director.
Cash compensation expenses recorded in 2020 consisted of $19.8 thousands in salary expenses, and $18.1 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2019, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2020, and did not receive any cash compensation for 2020 except for an amount equal to the minimum wage required under Israeli law.
Dr.
 Dorit Dor, Vice President, Products.
Compensation expenses recorded in 2020 included $410.6 thousands in salary expenses and $99.7 thousands in benefit costs.
Ms.
 Tal Payne, Chief Financial Officer
 & Chief Operating Officer.
Compensation expenses recorded in 2020 included $466.6 thousands in salary expenses and $112.3 thousands in benefit costs.
Mrs.
 Sharon Schusheim, Vice President,
Information Systems
Compensation expenses recorded in 2020 included $276.2 thousands in salary expenses and $70.7 thousands in benefit costs.
Mr.
 Dan Yerushalmi, Chief Customer Officer
. Compensation expenses recorded in 2020 included $410.6 thousands in salary expenses and $99.7 thousands in benefit costs.

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
In accordance with the company’s executive compensation policy, we also paid cash bonuses upon compliance with predetermined 2020 performance parameters set by the Compensation Committee and the Board of Directors. The 2020 cash bonus expenses for Dr. Dor, Ms. Payne, Mr. Schusheim and Mr. Yerushalmi were $309.4 thousands, $423.8 thousands, $100.4 thousands and $251.1 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2020. The cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.
We currently pay each of our
non-executive
directors an annual cash retainer of $40.0 thousands for the services provided to our board of directors and an annual cash retainer of $7.5 thousands for each committee membership. In addition, we pay the chairman of our board of directors and the lead independent director an annual cash retainer of $20.0 thousands
,
the chair of our audit committee an annual cash retainer of $7.5 thousands and the chair of each of our nominating committee and compensation committee an annual cash retainer of $2.5 thousands. Only directors who are not officers receive compensation for serving as directors.
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
Our
non-employee
directors receive an automatic option grant and are also eligible for discretionary awards under the plans. Each non-employee
director who is first elected or appointed to the board of directors is granted an option to purchase 25,000 ordinary shares and restricted share units (RSUs) with a value of $200.0 thousands on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee
director who is to continue to serve as a
non-employee
director after the annual meeting is granted an option to purchase an additional 15,000 ordinary shares and RSUs with a value of $50.0 thousands, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-employee
director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee
directors or specific
non-employee
directors.
On August 3, 2020, following the approval of our Compensation Committee, Board of Directors and the company’s shareholders at the 2020 Annual General Meeting, we granted Mr. Gil Shwed, our Chief Executive Officer and Director, options to purchase 0.5 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the grant, vesting gradually over a period of four years.
During 2020, we granted our executive officers and directors options to purchase an aggregate of approximately 1.0 million shares and approximately 0.1 million RSUs under our equity incentive plans. The exercise price of these options range between
$91.78-$122.41,
and their expiration dates range between March 2027 and November 2027.
All options granted to directors and executive officers in 2020 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the applicable date of grant.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2020 for Mr. Shwed, Dr. Dor, Ms. Payne, Mr. Schusheim and Mr. Yerushalmi of $32.5 million, $4.5 million, $4.9 million, $1.1 million and $1.5 million, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2w to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Israeli Companies Law.
As of December 31, 2020, our executive officers and directors held options to purchase an aggregate of approximately 8.4 million shares and held 0.2 million RSUs under our stock option and equity incentive plans. The exercise prices of these options range between $65.42 and $122.41, and their expiration dates range between May 2021 and November 2027.
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
Outside and Independent Directors
Outside directors
. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israeli Companies Law. Our board of directors has determined that each of Yoav Chelouche, Guy Gecht and Ray Rothrock has “financial and accounting expertise,” and each of Guy Gecht and Ray Rothrock has “professional expertise”.
An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2020, Yoav Chelouche, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2021, and Ray Rothrock’s term of office will expire in 2023.
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
provided
, that the company complies with the applicable Nasdaq independent director requirements and the Nasdaq Audit Committee and Compensation Committee composition requirements.
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

Our board of directors has determined that each of Yoav Chelouche, Guy Gecht, Rupal Hollenbeck, Dan Propper, Ray Rothrock, Tal Shavit, Jerry Ungerman, Eyal Waldman and Shai Weiss is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.
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
In addition, the Nasdaq regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq regulations applicable to audit committee members and each of whom is financially literate and one of whom has accounting or related financial management expertise. Yoav Chelouche is the chairman of the audit committee. Guy Gecht and Ray Rothrock serve as the other members of our audit committee. The audit committee has adopted a written audit committee charter as required by the Nasdaq regulations.
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
In addition, the Nasdaq rules also require us to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements. Ray Rothrock is the chairman of the compensation committee. Yoav Chelouche and Guy Gecht serve as the other members of our compensation committee. The compensation committee has adopted a written compensation committee charter.

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
Employees
As of December 31, 2020, we had 5,314 employees which includes 116 subcontractors. Over the past three years, the number of our employees by function was as follows:

	As of December 31,
Function	2020	2019	2018
Research, development and quality assurance	1,500	1,515	1,528
Marketing, pre sale, sales and business development	2,317	2,335	2,301
Customer support	851	789	755
Information systems, administration, finance and operation	530	513	486

Total	5,198	5,152	5,070

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Function	2020	2019	2018
Israel	2,259	2,260	2,229
United States	1,580	1,211	1,206
Rest of the World	1,359	1,681	1,635

Total	5,198	5,152	5,070

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership
The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2021. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.
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
The share numbers and percentages listed below are based on shares outstanding as of February 28, 2021.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	28,704,024	20.6%	Ordinary shares	3,740,000	$84.77 - $122.41	06/06/2023-08/03/2027
All directors and officers as a group (13 persons including Mr. Shwed)	30,492,412	21.7%	Ordinary shares	5,398,215	$83.59 - $122.41	06/08/2022-08/02/2027

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 28, 2021.

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

(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 28, 2021.

Equity Incentive Plans
The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2020:

Plan	Outstanding options & RSU’s	Options outstanding exercise price	Date of expiration	Options exercisable
2005 United States Equity Incentive Plan	1,623,376	$65.42-$122.41	05/27/2021-08/02/2027	672,048
2005 Israel Equity Incentive Plan	9,476,623	$72.76-$122.41	01/20/2022-10/31/2027	4,802,130
Dome9 Equity Incentive Plan	4,453	$ 4.98-$ 21.97	05/03/2026-06/27/2028	2,805
In 2005, we adopted our 2005 United States Equity Incentive Plan and our 2005 Israel Equity Incentive Plan, which were subsequently amended in January 2014, July 2018 and August 2020. We refer to the plans, as amended, as the U.S. Equity Plan and the Israel Equity Plan, and, together, as the Equity Plans.
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
Accordingly, as of December 31, 2020, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 14,825,712.
As of December 31, 2020, we had granted options to purchase an aggregate of 41,429,512 ordinary shares under the Equity Plans and the Dome9 Equity Incentive Plan combined, of which options to purchase 9,427,370 ordinary shares were outstanding on that date. The option exercise prices of the outstanding options as of December 31, 2020 range between $4.98 and $122.41 per share. As of December 31, 2020, we had granted an aggregate of 9,115,622 RSUs and PSUs under the Equity Plans combined, of which 1,677,082 RSUs and PSUs were outstanding on that date.
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
Change of control arrangements.
Upon a change of control of us, if the acquirer refuses to assume or provide substitute awards, then the administrator of the equity plans, which is currently the compensation committee of our board of directors, can either terminate all unvested awards or accelerate the vesting period of any award under our Equity Plans. The administrator also has the authority to accelerate the vesting of the ordinary shares subject to outstanding awards held by our directors, officers and employees in connection with the subsequent termination of some officers’ employment following a change of control event
Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan
In connection with our acquisition of Dome9 Security Ltd. in October 2018, we assumed certain outstanding Dome9 share options under the Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan, or the Dome9 Equity Plan, which were converted into options to purchase 47,816 of our ordinary shares.
As of December 31, 2020, options to purchase 4,453 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The options generally have terms of between seven and ten years. The option exercise prices range from
$4.98-$21.97
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
According to the amendments, 750,000 ordinary shares are authorized for issuance under the US ESPP (out of which 468,944 ordinary shares had been issued through December 31, 2020) and 2,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 1,048,006 ordinary shares had been issued through December 31, 2020).
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The following table shows information as of December 31, 2020, 2019 and 2018, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2020:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2020		December 31, 2019		December 31, 2018
Gil Shwed	28,704,010	20.4%	29,163,983	19.5%	27,811,458	17.6%
Massachusetts Financial Services Company (3)	8,084,127	5.89%	8,764,230	5.76%	12,658,864	8.15%

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

(3)
As of December 31, 2020, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 11, 2021, as of December 31, 2019, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 14, 2020, as of December 31, 2018, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 13, 20198. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.
According to our transfer agent, as of December 31, 2020, there were 119 holders of record of our ordinary shares in the United States, representing approximately 83.83% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.
ITEM 8. FINANCIAL INFORMATION
Consolidated Financial Statements
You can find our financial statements in “Item 18 – Financial Statements”.
Dividend policy
We currently do not intend to distribute any amounts as dividend in the near-term. During 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we were obligated to meet certain conditions which included investment in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. We believe we met those conditions. For amounts distributed as dividends from earnings from 2012 onwards, we are exempt from additional taxes
Legal Proceedings
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
businesses and consumers.
Articles of Association and Israeli Companies Law
The following is a summary of the material provisions of our articles of association and related provisions of the Israeli Companies Law. For the complete text of our articles of association, see “Item 19 – Exhibits”.

Description of shares
Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1.00 nominal value. As of February 28, 2021, 135,290,660 ordinary shares were issued and outstanding.
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
Disclosure of personal interest
. The Israeli Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may have and all related material information or documents known to him or her, in connection with any existing or proposed transaction by the company. “Personal interest,” as defined by the Israeli Companies Law, includes a personal interest of any person in an act or transaction of the company, including a personal interest of his relative or of a corporation: (i) in which that person or a relative of that person holds 5% or more of the shares, a holder of 5% or more of the voting rights, or a director or general manager, or (ii) in which he or she has the right to appoint at least one director or the general manager, and includes shares for which the person has the right to vote pursuant to a power-of-attorney.
“Personal interest” does not apply to a personal interest stemming merely from holding shares of the company.
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
Approvals
. The Israeli Companies Law provides that a transaction with an office holder or a transaction in which an office holder has a personal interest requires the board approval, unless the transaction is an extraordinary transaction or the articles of association provide otherwise. The transaction shall not be approved if it is adverse to the company’s interest. If the transaction is an extraordinary transaction, or if it concerns exculpation, indemnification, insurance or compensation of an office holder, then the approval of the company’s compensation committee and the board of directors is required, except if the compensation arrangement is an immaterial amendment to an existing compensation arrangement of an officer who is not a director (in which case the approval of the compensation committee is sufficient). Exculpation, indemnification, insurance or compensation of a director or the Chief Executive Officer also requires shareholder approval.
A person who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee generally may not attend that meeting or vote on that matter, unless a majority of the board of directors or the audit committee also has a personal interest in the matter or if such person is invited by the chairman of the board of directors or audit committee, as applicable, to present the matter being considered. If a majority of the board of directors has a personal interest in the transaction, all directors may attend that meeting and vote, and a shareholder approval would be required as well.
Shareholders
. The Israeli Companies Law imposes the same disclosure requirements described above on a controlling shareholder of a public company that it imposes on an office holder. For this purpose, a “controlling shareholder” is defined as any shareholder who has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights, if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Under the Israeli Companies Law, a shareholder has a duty to act in good faith toward the company and the other shareholders, and to refrain from abusing his or her power in the company, which includes, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association,

•	an increase of the company’s authorized share capital,

•	a merger, or

•	approval of interested party transactions that require shareholder approval.
In addition, any controlling shareholder, any shareholder who can determine the outcome of a shareholder vote, and any shareholder who can appoint or prevent the appointment of an office holder under the company’s articles of association, is under a duty to act with fairness towards the company. The Israeli Companies Law provides that a breach of the duty of fairness will be governed by the laws governing breach of contract. The Israeli Companies Law does not describe the substance of this duty.
Compensation of Executive Officers and Directors; Executive Compensation Policy
In accordance with the Israeli Companies Law, we have adopted a compensation policy for our executive officers and directors. The purpose of the policy is to describe our overall compensation strategy for our executive officers and directors and to provide guidelines for setting their compensation, as prescribed by the Israeli Companies Law. In addition, according to the Israeli Companies Law, the policy must be reviewed and readopted at least once every three years.
The adoption of the compensation policy requires the approval of the compensation committee, the board of directors and our shareholders, in that order. The shareholder’s approval must include the majority of shares voted at the meeting. In addition to the majority vote, the shareholder approval must satisfy either of two additional tests:

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
A company may indemnify an office holder in respect of these liabilities either in advance of an event or following an event. If a company undertakes to indemnify an office holder in advance of an event, the indemnification, excluding litigation expenses, must be limited to foreseeable events in light of the company’s actual activities when the company undertook such indemnification, and reasonable amounts or standards, as determined by the board of directors.
A company may obtain insurance for an office holder against liabilities incurred in his or her capacity as an office holder. These liabilities include: a breach of duty of care to the company or a third party including a breach arising out of negligence of the office holder; and a breach of duty of loyalty and any monetary liability imposed on the office holder in favor of a third party. A company may also exculpate an office holder from a breach of duty of care in advance of that breach. Our articles of association provide that the exculpation can be made, either in advance or retroactively, to the extent permitted under Israeli law. A company may not exculpate an office holder from a breach of duty of loyalty towards the company or from a breach of duty of care concerning dividend distribution or a purchase of the company’s shares by the company or other entities controlled by the company.
Under the Israeli Companies Law, a company may indemnify or insure an office holder against a breach of duty of loyalty only to the extent that the office holder acted in good faith and had reasonable grounds to assume that the action would not prejudice the company. In addition, a company may not indemnify, insure or exculpate an office holder against a breach of duty of care if the act or omission were committed intentionally or recklessly (excluding mere negligence), or with the intent to derive an unlawful personal gain, or for a fine or forfeit levied against the office holder in connection with a criminal offense.
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
During 2020, the list of entities to which we contributed included, among others, the Tel Aviv University and the Yeholot Association. Gil Shwed, our founder and Chief Executive Officer, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of
Tel-Aviv
University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools
.
Borrowing power
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
Material Contracts
None.
Israeli Taxation, Foreign Exchange Regulation and Investment Programs
The following is a summary of the principal Israeli tax laws applicable to us, the Israeli Government programs from which we benefit, and Israeli foreign exchange regulations. This section also contains a discussion of material Israeli tax consequences to our shareholders who are not residents or citizens of Israel. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances, or to some types of investors subject to special treatment under Israeli law. Examples of investors subject to special treatment under Israeli law include residents of Israel, traders in securities, or persons who own, directly or indirectly, 10% or more of our outstanding voting capital, all of whom are subject to special tax regimes that are not covered in this discussion. Some parts of this discussion are based on new tax legislation that has not been subject to judicial or administrative interpretation. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax consequences.
You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our shares, including, in particular, the effect of any non-Israeli,
state or local taxes.
General corporate tax structure in Israel
Taxable income of Israeli companies is subject to tax at the rate of 23% since 2018.
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
The benefits available to a Preferred Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled, and we may be required to refund the benefits in an amount linked to the Israeli consumer price index plus interest. We believe that our Preferred Enterprise program currently operates, in compliance with all applicable conditions and criteria, but we cannot assure you that it will continue to do so.
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
Our tax assessments through the 2015 tax year are considered final.
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
See also Item 3 “Key Information – Risk factors” – Risks Related to Our Business and Our Market – We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition”.
U.S. Coronavirus Aid, Relief, and Economic Security Act
On March 27, 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) to provide economic relief to companies and individuals through changes in the U.S. Tax Code. The CARES Act, among other things (i) temporarily suspended with retroactive effect the taxable income limitation and carryback limitation on a taxpayer’s use of net operating losses (NOLs) imposed by the Tax Act allowing NOLs (whether arising in or carried forward to taxable years beginning in 2018, 2019, or 2020) to fully offset the taxpayer’s taxable income for taxable years beginning before January 1, 2021; (ii) provides that NOLs arising in a taxable year beginning after December 31, 2017, and before January 1, 2021, generally may be carried back five years; (iii) allows NOLs arising in a taxable year beginning in 2017 and ending in 2018 to be carried back for two years; (iv) temporarily changes the Section 163(j) business interest expense limitation allowing taxpayers (at their election) to use their adjustable taxable income “ATI” for their last taxable year beginning in 2019 for purposes of computing the Section 163(j) interest expense limitation for their first taxable year beginning in 2020; (v) increases the business interest expense limitation from 30% of ATI to 50% of ATI for taxable years beginning in 2019 and 2020; (vi) accelerates the alternative minimum tax credit recovery schedule for corporate taxpayers; (vii) provides for the reinstatement of the accelerated cost recovery for qualified improvement property to be eligible for 100% first year bonus depreciation under Section 168(k); (viii) created an employee retention tax credit for employers negatively affected by the coronavirus pandemic; and (ix) permitted employers to defer a share of the employer portion of social security tax payments. The only impact to financial statements for CARES Act the year ended December 31, 2020 relates to the acceleration of the Alternative Minimum Tax Credit. The CARES Act allows taxpayers with alternative minimum tax credits to claim a refund for the entire remaining balance of the credits instead of recovering the credits through refunds over a period of years, as originally enacted by the Tax Act. The company claimed the remaining $3.2 million of Alternative Minimum Tax Credits as a refund on its 2019 U.S. Corporate income tax return.

Foreign Exchange Regulations
Under the Foreign Exchange Regulations, an Israeli company calculates its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31 of each year.
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
Equity Based Compensation
The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:
(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2018, 2019 and in 2020, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2020 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 651,600.
(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, we may not deduct expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee, whichever route is selected). As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2020 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 651,600.
(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2018, 2019 and in 2020, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2020 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 651,600.
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
Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% in 2018, 2019 and in 2020) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 3% if the employee’s taxable income in 2018 exceeded NIS 641,880, and is increased by 3% if the employee’s annual taxable income in 2019 exceeds NIS 649,560 and is increased by 3% if the employee’s annual taxable income in 2020 exceeds NIS 651,600 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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
Credit for Israeli Taxes
Subject to certain conditions and limitations, a U.S. Shareholder of an Israeli corporation may be eligible for a foreign tax credit to offset a portion of the U.S. tax liability assessed on Israeli sourced income when repatriated to the U.S. The U.S. Internal Revenue Code provides a foreign tax credit limitation on the amount of foreign tax credits that may be used during each taxable year. This limitation requires detailed knowledge of the mechanics of the rules proscribed in the code and support regulations. Under no circumstances, can foreign tax credits be used to offset a U.S. tax assessment on U.S. source income, and the credit may not exceed the U.S. tax assessment on foreign income.
A U.S. Shareholder may elect to claim a foreign tax credit on its U.S. federal income tax return for foreign taxes paid or accrued, alternatively, the U.S. Shareholder may elect to claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do so for all foreign income taxes of the same year. Special rules for determining a U.S. Shareholder ’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each U.S. Shareholder should consult his, her, or its own tax advisor to determine whether and if the specific shareholder would be entitled to this credit.
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
Interest Rate Risk
Our exposure to market risk for changes in interest rates relates primarily to our investment in fixed maturity marketable securities. Our marketable securities portfolio includes mainly government and government agencies debt instruments (U.S., European and other) and corporate debt instruments, which are exposed to changes in short-term interest rates. By policy, we limit the amount of credit exposure to any one issuer.
Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise or fall in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may change in the future in the event that interest rates fluctuate.
The
COVID-19
Pandemic, and its effect on financial markets, have adversely affected the yield in our investment portfolio and may continue to do so. Low, zero, or negative interest rates, reduced liquidity and a continued slowdown in U.S. or global economic conditions, as well as
COVID-19
Pandemic-related actions, have affected the values of assets in our investment portfolio, and may continue to do so, especially if prolonged.
As of December 31, 2020, securities representing 14.0% of our investments portfolios are rated as AAA; securities representing 51.0% of the portfolio are rated between
AA-
and AA+; securities representing 33.6% of the portfolio are rated between
A-
and A+; securities representing 1.4% of the portfolio are rated as BBB+.
The table below provides information regarding our investments in cash equivalents and marketable securities, as of December 31, 2020:

	Maturity					Total Par Value	Fair Value at Dec. 31, 2020
	2021	2022	2023	2024	2025
	(in millions)
Marketable securities:
Government and corporate debentures—fixed interest rate	$1,074.5	$711.3	$446.9	$245.2	$72.3	$2,550.2	$2,626.9
Government-sponsored enterprises debentures	65.5	250.9	228.0	75.4	89.0	708.8	714.7
Government and corporate debentures—floating interest rate	69.4	67.3	40.8	8.7	-	186.2	187.8
Cash equivalents:
Money market funds	14.5	-	-	-	-	14.5	14.5
Short term deposits	36.8	-	-	-	-	36.8	36.8

Total	$1,260.7	$1,029.5	$715.7	$329.3	$161.3	$3,496.5	$3,580.7

Foreign Currency Risk
Most of our sales are denominated in U.S. dollars, and we incur most of our expenses in U.S. dollar, Israeli Shekel and Euro. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.
On our balance sheet, we convert into U.S. dollars all monetary accounts (principally liabilities) that are held in other currencies. For this conversion, we use the relevant foreign currency exchange rate at the balance sheet date. Any gain or loss that results from this conversion is reflected in the statement of income as financial income or financial expense, as appropriate.
We measure and record
non-monetary
accounts in our balance sheet in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).
We entered into forward contracts to hedge the foreign currency exchange impacts on assets and liabilities denominated in various foreign currencies. As of December 31, 2020, the total amount of outstanding forward contracts that did not qualify for hedge accounting was $396 million. These contracts were for a period of up to twelve months. The net amount of gains and losses recognized in “financial income, net” during 2020 was a gain of $25 million.
During 2020, we entered into forward contracts to hedge against the risk of overall changes in foreign currency exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and Euro. These contracts qualified for cash flow hedge accounting and as such the net amount of gains and losses of $5.9 million in gain was recognized when the related expense were incurred, and classified in operating expenses during 2020. As of December 31 2020, the notional amount of outstanding forward contracts that qualified for cash flow hedge accounting was $38 million and their fair value gain amount was $2.5 million.
Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israel and Europe having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2020 would result in an increase in operating expenses of $52 million for the year ended December 31, 2020. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2020, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2020, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees and Services
The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2020 and 2019:

	Year Ended December 31, 2020			Year Ended December 31, 2019
	Amount		Percentage	Amount	Percentage
	(in millions, except percentages)
Audit fees (1)	$0.8		77%	$0.8	67%
Audit related fees (2)	*	)	3%	0.1	6%
Tax fees (3)	0.2		20%	0.3	27%

Total	$1.0		100%	$1.2	100%

*)	Represents an amount lower than $0.1 million.
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

Audit committee’s
pre-approval
policies and procedures
Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit
services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval
from the audit committee on an annual basis for the various audit and non-audit
services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2020 and 2019, and will receive during 2021 for non-audit
services in certain categories.
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
As of December 31, 2020 and since we started repurchases programs, we repurchased Check Point’s ordinary shares for an aggregate amount of $10,485 million. On February 3, 2020, we announced the extension of our on-going
share repurchase program by an additional $2 billion. Under the current plan, the Board of Directors authorized repurchases of ordinary shares at the pace of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.
During 2020, we used $1,298 million to repurchase approximately 11.4 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	(1) Total Number of Ordinary Shares Purchased	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.9	$113	$284
February 1 – February 29	1.3	$115	$2,130
March 1 – March 31	0.8	$95	$2,057
April 1 – April 30	0.9	$105	$1,957
May 1 – May 31	1.3	$106	$1,819
June 1 – June 30	0.8	$109	$1,732
July 1 – July 31	0.6	$119	$1,664
August 1 – August 31	1.0	$125	$1,541
September 1 – September 30	1.1	$122	$1,407
October 1 – October 31	0.7	$121	$1,320
November 1 – November 30	1.5	$118	$1,143
December 1 – December 31	0.5	$121	$1,084

Total	11.4	$115

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
PART III
ITEM 17. FINANCIAL STATEMENTS
Check Point has responded to Item 18.
ITEM 18. FINANCIAL STATEMENTS
See beginning on page
F-1
below.
ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (3)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan (4)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan (5)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (6)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (7)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (8)

4.7	Amendment to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated January 22, 2014 (9)

4.8	Amendment to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated January 22, 2014 (10)

4.9	Amendment No. 2 to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated July 18, 2018 (11)

4.10	Amendment No. 2 to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated July 18, 2018 (12)

4.11	Amendment No. 3 to Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, dated August 3, 2020

4.12	Amendment No. 3 to Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, dated August 3, 2020

4.13	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (13)

4.14	Check Point Software Technologies Ltd. Executive Compensation Plan (14)

8	List of subsidiaries (15)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	Inline XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form
20-F
for the fiscal year-ended December 31, 2020, formatted in Inline XBRL:

(i)	Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, (vi) Schedule II — Valuation and Qualifying Accounts and Reserves, and (vii) Cover Page

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 2.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2019.
(3)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(5)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(6)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(7)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.
(8)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(9)	Incorporated by reference to Exhibit 4.7 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(10)	Incorporated by reference to Exhibit 4.8 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2013.
(11)	Incorporated by reference to Exhibit 4.9 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2018.
(12)	Incorporated by reference to Exhibit 4.10 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2018.
(13)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.
(14)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 16, 2019.
(15)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Office

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer
Date: April 2, 2021

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020
IN U.S. DOLLARS

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 2, 2021, expressed an unqualified opinion thereon.
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
Revenue from Contracts with Customers—Estimate of Standalone Selling Price

Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company primarily derives revenues from sales of products and licenses, security subscriptions and software updates and maintenance. The Company’s contracts with customers often contain multiple goods and services which are accounted for as separate performance obligations when they are distinct. The Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price.

Auditing the Company’s revenue recognition required challenging and subjective auditor judgment due to the subjective assumptions used to establish the standalone selling price for each performance obligation. Standalone selling price for goods and services can evolve over time due to changes in the Company’s pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s determination of the standalone selling price.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s revenue process, including controls over the development and review of assumptions used to estimate standalone selling prices.

Our substantive audit procedures included testing management’s determination of standalone selling prices for each performance obligation, including, among others, assessing the appropriateness of the methodology applied, testing mathematical accuracy of the underlying data and evaluated the sources of the historical data and assumptions that the Company used by considering their reliability. We also performed sensitivity analyses over key assumptions to assess the impact on revenue recognition that could result from changes to the Company’s assumptions. We also evaluated the Company’s disclosures included in notes to the consolidated financial statements.

Uncertain Tax Positions

Description of the Matter
As discussed in Note 11 to the consolidated financial statements, the Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world. The Company uses significant judgment in (1) determining whether a tax position’s technical merits are more-likely-than-not
to be sustained and (2) measuring the amount of tax benefit that qualifies for recognition.

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
April 2, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 2, 2021 expressed an unqualified opinion thereon.
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
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
Tel-Aviv,
Israel
April 2, 2021

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In millions

	December 31,
	2020	2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$255.7	$279.2
Short-term bank deposits	214.5	0.6
Marketable securities	1,217.5	1,300.1
Trade receivables, net	540.8	495.8
Prepaid expenses and other assets	50.1	58.5

Total current assets	2,278.6	2,134.2

LONG-TERM ASSETS:
Marketable securities	2,311.9	2,368.8
Property and equipment, net	88.1	87.7
Deferred tax asset, net	34.4	55.3
Other intangible assets, net	38.5	42.8
Goodwill	1,002.2	981.9
Other assets	85.5	94.2

Total long-term assets	3,560.6	3,630.7

Total assets	$5,839.2	$5,764.9

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)

In millions (except per share data)

	December 31,
	2020	2019

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$17.5	$15.9
Employees and payroll accruals	220.9	190.9
Deferred revenues	1,108.6	1,011.9
Accrued expenses and other liabilities	196.8	178.0

Total current liabilities	1,543.8	1,396.7

LONG-TERM LIABILITIES:
Deferred revenues	373.3	374.8
Income tax accrual	422.8	393.3
Other liabilities	33.1	31.3

Total long-term liabilities	829.2	799.4

Total liabilities	2,373.0	2,196.1

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500.0 shares authorized at December 31, 2020 and 2019; 261.3 shares issued at December 31, 2020 and 2019; 137.2 and 145.5 shares outstanding at December 31, 2020 and 2019, respectively	0.8	0.8
Additional paid-in capital	2,028.4	1,770.3
Treasury shares at cost, 124.1 and 115.8 ordinary shares at December 31, 2020 and 2019, respectively	(9,319.0)	(8,092.7)
Accumulated other comprehensive income	40.7	21.7
Retained earning s	10,715.3	9,868.7

Total shareholders’ equity	3,466.2	3,568.8

Total liabilities and shareholders’ equity	$5,839.2	$5,764.9

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

In millions (except per share data)

	Year ended December 31,
	2020	2019	2018
Revenues:
Products and licenses	$513.6	$510.8	$525.6
Security subscriptions	671.1	610.3	542.3
Software updates and maintenance	880.2	873.7	848.6

Total revenues	2,064.9	1,994.8	1,916.5

Operating expenses:
Cost of products and licenses *)	96.8	90.7	92.0
Cost of security subscriptions *)	26.4	24.6	17.7
Cost of software updates and maintenance *)	96.7	94.5	88.9
Amortization of technology	6.6	5.6	2.8

Total cost of revenues	226.5	215.4	201.4

Research and development	252.8	239.2	211.5
Selling and marketing	569.9	552.7	500.9
General and administrative	111.5	105.7	88.9

Total operating expenses	1,160.7	1,113.0	1,002.7

Operating income	904.2	881.8	913.8
Financial income, net	66.6	80.6	65.1

Income before taxes on income	970.8	962.4	978.9
Taxes on income	124.2	136.7	157.6

Net income	$846.6	$825.7	$821.3

Basic earnings per ordinary share	$6.03	$5.48	$5.24

Diluted earnings per ordinary share	$5.96	$5.43	$5.15

*)	Not including amortization of technology shown separately.
The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions (except per share data)

	Year ended December 31,
	2020	2019	2018

Net income	$846.6	$825.7	$821.3

Other comprehensive income (loss)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	21.2	45.8	(9.8)
Losses (gains) reclassified into earnings, net of tax	(3.4)	(0.6)	1.4

	17.8	45.2	(8.4)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax	6.4	2.2	(4.6)
Losses (gains) reclassified into earnings, net of tax	(5.2)	(1.2)	4.1

	1.2	1.0	(0.5)

Other comprehensive income (loss), net of tax	19.0	46.2	(8.9)

Comprehensive income	$865.6	$871.9	$812.4

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions

				Accumulated
		Additional	Treasury	other		Total
	Ordinary	paid-in	shares	comprehensive	Retained	shareholders’
	shares	capital	at cost	income (loss)	earnings	equity

Balance as of January 1, 2018	$0.8	$1,305.1	$(5,893.2)	$(15.6)	$8,203.0	$3,600.1

Cumulative-effect adjustment from adoption of ASC 606	-	-	-	-	19.1	19.1
Cumulative-effect adjustment from adoption of ASU 2016-16	-	-	-	-	(0.4)	(0.4)
Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units	-	201.2	152.4	-	-	353.6
Treasury shares at cost (10.3 ordinary shares)	-	-	(1,103.9)	-	-	(1,103.9)
Stock-based compensation	-	89.3	-	-	-	89.3
Other comprehensive loss, net of tax	-	-	-	(8.9)	-	(8.9)
Fair value of awards attributable to pre-acquisition services	-	2.2	-	-	-	2.2
Net income	-	-	-	-	821.3	821.3

Balance as of December 31, 2018	0.8	1,597.8	(6,844.7)	(24.5)	9,043.0	3,772.4

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units	-	65.3	30.0	-	-	95.3
Treasury shares at cost (11.2 ordinary shares)	-	-	(1,278.0)	-	-	(1,278.0)
Stock-based compensation	-	106.7	-	-	-	106.7
Other comprehensive income, net of tax	-	-	-	46.2	-	46.2
Fair value of awards attributable to pre-acquisition services	-	0.5	-	-	-	0.5
Net income	-	-	-	-	825.7	825.7

Balance as of December 31, 2019	0.8	1,770.3	(8,092.7)	21.7	9,868.7	3,568.8

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units	-	145.4	71.4	-	-	216.8
Treasury shares at cost (11.4 ordinary shares)	-	-	(1,297.7)	-	-	(1,297.7)
Stock-based compensation	-	112.5	-	-	-	112.5
Other comprehensive income, net of tax	-	-	-	19.0	-	19.0
Fair value of awards attributable to pre-acquisition services	-	0.2	-	-	-	0.2
Net income	-	-	-	-	846.6	846.6

Balance as of December 31, 2020	$0.8	$2,028.4	$(9,319.0)	$40.7	$10,715.3	$3,466.2

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$846.6	$825.7	$821.3
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	18.9	16.7	16.4
Amortization of premium and accretion of discount on marketable securities, net	9.4	2.0	13.6
Realized loss (gain) on sale of marketable securities, net	(4.5)	(0.7)	1.8
Amortization of intangible assets	8.2	7.3	4.4
Stock-based compensation	112.5	106.7	89.3
Deferred income tax expense	10.5	9.5	16.8
Increase in trade receivables, net	(45.0)	(0.4)	(21.8)
Decrease in prepaid expenses and other assets	20.2	15.5	2.0
Increase (decrease) in trade payables	1.6	(4.8)	6.6
Increase in employees and payroll accruals	36.1	39.8	20.1
Increase in income tax accrual and accrued expenses and other liabilities	46.1	34.6	28.3
Increase in deferred revenues	95.2	48.7	145.0
Other	5.2	3.7	(0.2)

Net cash provided by operating activities	1,161.0	1,104.3	1,143.6

Cash flows from investing activities:

Proceeds from short-term bank deposits	-	4.9	-
Proceeds from maturity of marketable securities	2,299.7	2,140.1	1,464.4
Proceeds from sale of marketable securities	318.6	167.4	150.2
Investment in marketable securities	(2,460.2)	(2,188.9)	(1,767.5)
Investment in short-term bank deposits	(213.9)	-	(5.0)
Cash paid in conjunction with acquisitions, net of acquired cash	(23.1)	(37.6)	(154.9)
Purchase of property and equipment	(19.3)	(25.9)	(17.2)

Net cash provided by (used in) investing activities	$(98.2)	$60.0	$(330.0)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

In millions

	Year ended December 31,
	2020	2019	2018
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$216.8	$95.3	$353.6
Purchase of treasury shares at cost	(1,297.7)	(1,278.0)	(1,103.9)
Payments related to shares withheld for taxes	(5.4)	(6.0)	(4.7)

Net cash used in financing activities	(1,086.3)	(1,188.7)	(755.0)

Increase (decrease) in cash and cash equivalents	(23.5)	(24.4)	58.6
Cash and cash equivalents at the beginning of the yea r	279.2	303.6	245.0

Cash and cash equivalents at the end of the year	$255.7	$279.2	$303.6

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$90.8	$87.3	$67.9

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	0.2	0.5	2.2
Operating lease liabilities arising from obtaining right of use assets	$10.3	$33.4	$-

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

b.
During 2020, 2019 and 2018, approximately 39%, 37% and 36% of the Company’s revenues were derived from two channel partners, respectively. Revenues derived from one channel partner in 2020, 2019 and 2018 were 22%, 19% and 19%, respectively, and revenues derived from the other channel partner in 2020, 2019 and 2018 were 17%, 18%, and 17%, respectively, of the Company’s revenues in such years. Trade receivable balances from these two channel partners aggregated to $236.6 and $203.0 as of December 31, 2020 and 2019, respectively.

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

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less at investment.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months at investment but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates fair values.

f.	Trade Receivables:

Trade receivables are recorded and carried at the original invoiced amount less an allowance for any potential uncollectible amounts.

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

On January 1, 2020, the Company adopted Accounting Standards Update
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including its accounts receivables.

There was no cumulative effect from adoption on our consolidated financial statements. As of December 31, 2020 and 2019, trade receivable, net, were $540.8 and $495.8, respectively, and the allowances of trade receivable were insignificant.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt and total write offs expenses during 2020, 2019 and 2018 were insignificant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt and Equity Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its debt securities as available-for-sale
(“AFS”).
Available-for-sale
debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in financial income, net.

On January 1, 2020, the Company adopted Accounting Standards Update
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Company modified its impairment model for AFS debt securities and discontinued using the concept of “other than temporary” impairment on AFS debt securities. Each reporting period, the company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the company’s ability and intent to hold the investment until a forecasted recovery occurs. Allowance for credit losses on AFS debt securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

There was no cumulative effect from adoption on the Company’s consolidated financial statements.

No credit losses were recorded for the year ended December 31, 2020, and there was no impairment charge for any unrealized losses in 2019 and 2018.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33 - 50
Office furniture and equipment	10 - 20
Building	4
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:
The company’s operating leases comprised of offices and equipment leases.
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
Upon adoption, the Company recognized total ROU assets of

$27.7, with corresponding liabilities of $27.7 on the consolidated balance sheets. The adoption did not impact the beginning retained earnings, or prior year consolidated statements of income and statements of cash flows.
As of December 31, 2020 the Company recognized total ROU assets of

$29.7, with corresponding liabilities of $30.7 on the consolidated balance sheets.
Rent expenses for the years ended December 31, 2020, 2019 and 2018, were

$13.1, $11.1 and $8.2 respectively.

j.	Business combination:
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

k.	Goodwill:
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
ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step
quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test two-step
impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative first step of the goodwill impairment test. If the carrying value of the reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”)
No. 2017-04,
Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which the Company adopted as of January 1, 2020.
Prior to the adoption of ASU
2017-04,
if the Company elects not to use the qualitative analysis the two-step
impairment test was performed.
The Company operates in one operating segment, and this segment is the only reporting unit. The Company performs the first step of the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.
During the years 2020, 2019 and 2018,
no
impairment losses have been identified.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Other intangible assets, net:
Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 8 to 20 years. These intangible assets consist of core technology, trademarks and trade names which are amortized over their estimated useful lives on a straight-line basis.

m.	Impairment of long-lived assets including intangible assets subject to amortization:
The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2020, 2019 and 2018, no impairment losses have been identified.

n.	Manufacturing partner and supplier liabilities:
The Company purchases manufactured products from its

original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31
, 2020
and 2019
, the Company has not accrued any significant liability in respect with this exposure.

o.	Research and development costs:
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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Revenue recognition:
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
Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,011.9 and $980.2 for the year ended December 31, 2020 and December 31, 2019, respectively.
Revenues expected to be recognized from remaining performance obligations were $1,679.8 and $1,560.3 as of December 31, 2020 and December 31, 2019, respectively. Of the balance as of December 31, 2020 the Company expects to recognize approximately $1,190.6 over the next 12 months and the remainder thereafter.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to

$6.9 and $4.6 as of December 31
, 2020
and 2019
,
respectively,
and is included in accrued expenses and other liabilities in the consolidated balance sheets.
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2020 and 2019, the amount of deferred commission was

$18.1 and $20.2,
respectively,
and is included in other long term assets on the balance sheets. During the years ended on December 31
, 2020
, 2019
and 2018
the Company recorded amortization expenses in connection with deferred commissions in the amount of $15.3, $13.1 and $11.2, respectively.
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
For information regarding disaggregated revenues, please refer to Note 14 below.

q.	Cost of revenues:
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
 revenues.

r.	Severance pay:
Effective January 1, 2007, the Company’s agreements with employees in Israel, are under Section 14 of the Severance Pay Law, 1963. The Company’s contributions for severance pay have extinguished its severance obligation. Upon contribution of the full amount based on the employee’s monthly salary for each year of service, no additional obligation exists regarding the matter of severance pay and no additional payments is made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of the employee for such obligation are not stated on the balance sheets, as the Company is legally released from the obligation to employees once the required deposit amounts have been paid.

s.	Employee benefit plan:
The Company has a 401(K) defined contribution plan covering certain employees in the U.S. The Company matches
50
% of employee contributions to the plan up to a limit of 6% of their eligible compensation. The Company’s matching contribution to the plan were insignificant for the years ended December 31, 2020, 2019 and 2018.

t.	Income taxes:
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

u.	Advertising costs:
Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2020, 2019 and 2018, were $3.7, $5.2 and $3.1 respectively.

v.	Concentrations of credit risk:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.
The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be withdrawn upon demand and therefore bear low risk. Marketable securities are held mainly by Check Point Ltd., the Company’s Singaporean subsidiary, Canadian subsidiary and the U.S. subsidiary, and are invested in securities denominated in dollar.
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

w.	Derivatives and hedging:
The Company accounts for derivatives and hedging based on ASC No. 815, “Derivatives and Hedging” (“ASC No. 815”). ASC No. 815 requires the Company to recognize all derivatives on the balance sheets at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, as well as the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. If the derivatives meet the definition of a hedge and are designated as such, depending on the nature of the hedge, changes in the fair value of such derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or recognized in accumulated other comprehensive income until the hedged item is recognized in earnings.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2020 and 2019, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $396.2 and $342.3, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2020, 2019 and 2018 were $24.8, $16.7 and $(33.3), respectively. The fair value of the Company’s outstanding forward contracts at December 31, 2020 and 2019 was insignificant.
The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel and in Euro. As of December 31, 2020 and 2019, the Company had outstanding forward contracts in the notional amount of

$37.7 and $38.2, respectively. These contracts were for a period of up to twelve months.
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
During 2020, 2019 and 2018 gains (losses) in the amount of

$5.9, $1.3 and $(4.6), respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The fair value of the Company’s outstanding forward contracts at December 31
, 2020
and 2019
was insignificant.

x.	Basic and diluted earnings per share:
Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.
The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was

6.2
,
4.9
and
3.2
for 2020, 2019 and 2018, respectively.

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
The fair value of options granted and Employee Stock Purchase Plan in 2020, 2019 and 2018 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2020	2019	2018

Employee Stock Options
Expected volatility	23.63%	20.78%	21.98%
Risk-free interest rate	0.32%	1.98%	2.67%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.15	4.11	5.13

Employee Stock Purchase Plan

Expected volatility	36.58%	18.59%	22.88%
Risk-free interest rate	0.05%	0.8%	1.07%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Fair value of financial instruments:
The Company measures its investments in money market funds (classified as cash equivalents), short-term bank deposits, marketable securities and its foreign currency derivative contracts at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

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

aa.	Comprehensive income:
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
available-for-sale
debt securities.

ab.	Treasury shares:
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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ac.	Legal contingencies:
The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

NOTE 3:-	ACQUISITIONS
On January 10, 2019, the Company completed the acquisition of all outstanding shares of ForceNock Ltd., a privately-held Israeli-based company. Founded in 2017, ForceNock developed a Web Application and API Protection (WAAP) technology, which utilizes machine learning, behavioral and reputation based security engines.
On November 14, 2019, the Company completed the acquisition of all outstanding shares of Cymplify Security Ltd., a privately-held Israeli-based company, and a developer of a new IoT cyber security technology.
On December 3, 2019, the Company completed the acquisition of all outstanding shares of Protego Inc., a privately-held
US-based
company. With this acquisition, we are now able to offer a consolidated security solution for cloud workload protection (CWPP) and security posture management (CSPM), delivering continuous serverless security with best-in-class
run time protection and application hardening.
On September 17, 2020 the Company completed the acquisition of all outstanding shares of Odo Security Ltd., a privately-held Israeli-based company, and a developer of a cloud-based, clientless Secure Access Service Edge (SASE) technology that delivers secure remote access.
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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 4:-	CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2020	2019
Cash and cash equivalents:
Cash	$204.4	$182.0
Money market funds	14.5	28.2
Short term deposits	36.8	69.0

Total Cash and cash equivalents	255.7	279.2

Short-term bank deposits:	214.5	0.6

Marketable securities:
Government and corporate debentures - fixed interest rate	2,626.9	3,008.9
Government-sponsored enterprises debentures	714.7	475.6
Government and corporate debentures - floating interest rate	187.8	184.4

Total Marketable securities	3,529.4	3,668.9

Total Cash and cash equivalents, short-term bank deposits and marketable securities	$3,999.6	$3,948.7

The gross unrealized gains on the Company’s marketable securities were $51.4 and $29.0 as of December 31, 2020 and 2019, respectively. The gross unrealized losses on the Company’s marketable securities were insignificant as of December 31, 2020 and 2019.
The following table classifies the Company’s marketable securities by contractual maturities:

	December 31,
	2020	2019
Contractual maturity year:
2021	$1,217.5	$1,300.1
2022	1,053.4	1,041.9
2023	740.8	770.3
2024	351.0	372.1
2025	166.7	184.5

Total	$3,529.4	$3,668.9

As of December 31, 2020 and 2019, interest receivable amounted to $19.5 and $24.4, respectively, and is included within prepaid expenses and other assets in the balance sheets.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS
In accordance with ASC No. 820, the Company measures its money market funds, short-term bank deposits, marketable securities and foreign currency derivative contracts at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.
The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31,
	2020			2019
	Fair value measurements using input type			Fair value measurements using input type
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents
Money market funds	$14.5	$-	$-	$28.2	$-	$28.2
Short term deposits	36.8	-	36.8	69.0	-	69.0
Short-term bank deposits	214.5	-	214.5	0.6	-	0.6
Marketable securities:
Government and corporate debentures - fixed interest rate	-	2,626.9	2,626.9	-	3,008.9	3,008.9
Government-sponsored enterprises debentures	-	714.7	714.7	-	475.6	475.6
Government and corporate debentures - floating interest rate	-	187.8	187.8	-	184.4	184.4
Foreign currency derivative contracts	-	2.5	2.5	-	0.7	0.7

Total financial assets	$265.8	$3,531.9	$3,797.7	$97.8	$3,669.6	$3,767.4

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:
Computers and peripheral equipment	$61.3	$58.1
Office furniture and equipment	8.4	7.6
Building	78.9	78.8
Leasehold improvements	26.4	20.7

	175.0	165.2
Accumulated depreciation	86.9	77.5

Property and equipment, net	$88.1	$87.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 7:-	GOODWILL AND OTHER INTANGIBLE ASSETS, NET

a.	Goodwill:

	2020	2019
Balance as of January 1	$981.9	$950.5
Acquisitions	20.3	31.4

Balance as of December 31	$1,002.2	$981.9

b.	Other intangible assets, net:
Net other intangible assets consisted of the following:

	Useful	December 31,
	Life	2020	2019
Original amount:
Core technology	8	$55.4	$53.5
Trademarks and trade names	15 – 20	25.5	25.5

		80.9	79.0

Accumulated amortization:
Core technology		20.0	15.4
Trademarks and trade names		22.4	20.8

		42.4	36.2

Other intangible assets, net:
Core technology		35.4	38.1
Trademarks and trade names		3.1	4.7

		$38.5	$42.8

Other intangible assets which were fully amortized as of the prior year, are disposed from the original amount and the accumulated amortization balances.
Core technology and Trademarks and trade names have a weighted-average remaining useful lives of 3.4 and 2.2 years, respectively.
The estimated future amortization expense of other intangible assets as of December 31, 2020 is as follows:

2021	$8.5
2022	7.4
2023	5.7
2024	5.4
2025	5.3
Thereafter	6.2

$38.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 8:-	DEFERRED REVENUES
Deferred revenues consisted of the following:

	December 31,
	2020	2019

Security subscriptions	$678.5	$613.1
Software updates and maintenance	775.4	757.4
Other	28.0	16.2

	$1,481.9	$1,386.7

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. Substantially all of the remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	December 31,
	2020	2019

Accrued products and licenses costs	$96.4	$88.6
Marketing expenses payable	7.1	6.3
Income tax payable	11.9	—
Legal accrual	32.6	40.2
Other accrued expenses	48.8	42.9

	$196.8	$178.0

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

Litigations:
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
Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company located in the Center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of

12
% tax rate. The Company believes it meets those conditions.
Income not eligible for Preferred Enterprise benefits is taxed at a regular rate of
23
%
.
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
Under the Foreign Exchange Regulations, Check Point Ltd. and its Israeli subsidiaries calculate their tax liability in dollar according to certain orders.
The tax liability, as calculated in dollar is translated into New Israeli Shekels according to the exchange rate as of December 31 st
of each year.

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
$421.2 and unrecognized deferred tax liability related to such earning amounted to $76.2 as of December 31
, 2020
.

c.	Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2020 and 2019, the Company’s deferred taxes were in respect of the following:

	December 31,
	2020	2019

Carry forward tax losses	$81.5	$76.2
Employee stock based compensation	27.6	25.9
Deferred revenues	10.5	26.3
Other	39.1	41.2

Deferred tax assets before valuation allowance	158.7	169.6
Valuation allowance – mainly in respect to carryforward losses	(59.2)	(57.7)

Deferred tax asset	99.5	111.9

Intangible assets	(21.0)	(16.9)
Undistributed earnings of subsidiary	(9.9)	(9.9)
Other	(14.2)	(10.2)

Deferred tax liability	(45.1)	(37.0)

Deferred tax asset, net	$54.4	$74.9

*) As of December 31, 2020 and 2019 unrecognized tax benefit in the amounts of $20.0 and $19.6 was presented net from deferred tax asset.
Through December 31, 2020, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately
$331.3 expiring gradually beginning 2021, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2020, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $80.3, which expires between fiscal years 2021 and fiscal 2034, and is subject to limitations on their utilization.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

Through December 31, 2020, the U.S. subsidiaries had federal and states research and development tax credits of approximately

$23.4, which expire between fiscal years 2021 and fiscal 2040 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2020	2019	2018

Domestic	$896.8	$881.1	$902.3
Foreign	74.0	81.3	76.6

	$970.8	$962.4	$978.9

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2020	2019	2018

Domestic taxes:
Current	$112.0	$111.9	$120.9
Deferred	0.8	2.0	11.1

	112.8	113.9	132.0

Foreign taxes:
Current	1.7	15.3	19.9
Deferred	9.7	7.5	5.7

	11.4	22.8	25.6

Taxes on income	$124.2	$136.7	$157.6

f.
The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31 ,
	2020			2019

Beginning balance		$412.9		$375.1
Increases related to tax positions taken during prior years		49.4		43.2
Decreases related to statute of limitations		(72.8)		(62.7)
Increases related to tax positions taken during the current year		53.3		57.3

Ending balance	$	*)442.8	$	*)412.9

*) As of December 31, 2020 and 2019 unrecognized tax benefit in the amounts of

$20.0 and $19.6 was presented net from deferred tax asset.
Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
The Company adjust the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that

$71.4 out of the unrecognized tax benefit liability will be adjusted within 12 months due to statute of limitations.
During the years ended December 31, 2020, 2019 and 2018,

the Company recorded $(0.6), $4.2 and $5.5, respectively for interest expense (income) related to uncertain tax positions. As of December 31
, 2020
and 2019
, the Company had accrued interest liability related to uncertain tax positions in the amounts of $34.3 and $34.9, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31
, 2020
and 2019
.
The Company files federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry-forward tax losses and overall credit carry-forward position, except for Check Point Software Technologies Inc. that the assessment statue period for tax years throughout 2016 have expired.
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
Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2020	2019		2018

Income before taxes as reported in the statements of income	$970.8	$962.4		$978.9

Statutory tax rate in Israel	23%	23%		23%

Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(11%)	(11	% )	(9	% )
Others, net	1%	2%		2%

Effective tax rate	13%	14%		16%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.73	$0.66		$0.57

*) Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.72	$0.65		$0.56

NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	General:
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
As of December 31, 2020, the Company repurchased ordinary shares for an aggregate amount of

$10,485.5. During 2020, 2019 and 2018 the Company repurchased 11.4, 11.2, and 10.3 shares for an aggregate amount of $1,297.7, $1,278.0 and $1,103.9, respectively.

c.	Stock Options, RSUs and PSUs:
In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014 and in July 2018: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.
Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years
. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance RSUs (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four years
of employment. Options, RSUs and PSUs that are cancelled or forfeited before expiration become available for future grants. The number of PSUs granted to sales employees is equal to the amount of compensation earned (based on the employee’s level) divided by the fair value of the ordinary share at the grant date. RSUs and PSUs vest over a four year
period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.
Under the Equity Incentive Plans, the Company’s
non-employee
directors receive an automatic annual option grant. Following the amendments to the Equity Incentive Plans in July 2018, commencing December 31, 2018, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Incentive Plans together shall be automatically reset on such date to equal
10
% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date (provided, however, that in no
event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date).

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
As of December 31, 2020, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

	2020
Stock Options outstanding	9.4
RSU outstanding	1.7
PSU outstanding	*	)
Ordinary shares available for issuance under the Equity Incentive Plans	3.7

Total Reserved and Authorized Shares as of December 31, 2020	14.8

*) Represents an amount lower than

0.1
As of December 31, 2020 the aggregate amount of shares, stock options, RSU and PSU outstanding is

148.3
.
A summary of the Company’s stock option activity and related information is as follows:

	Options	Weighted average exercise price	Aggregate intrinsic value
	2020

Outstanding at beginning of year	10.7	$101.57	$122.4
Granted	1.1	$111.81
Exercised	(2.3)	$83.80
Forfeited	(0.1)	$110.30

Outstanding at December 31, 2020	9.4	$106.99	$244.3

Exercisable at December 31, 2020	5.5	$102.90	$164.1

The weighted average fair values at grant date of options granted for the years ended December 31, 2020, 2019 and 2018; with an exercise price equal to the market value at the date of grant were
$22.0, $22.8 and $30.1 per share, respectively.
The total intrinsic value of options exercised during the years 2020, 2019 and 2018 was

$81.7, $25.4 and $297.5, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the outstanding stock options at December 31, 2020 and 2019, represents the intrinsic value of

9.4
and
4.9
outstanding options that are
in-the-money
as of such dates.
As of December 31, 2020 all outstanding options are
in-the-money.
As of December 31, 2019, the remaining
5.8
outstanding options are
out-of-the-money,
and their intrinsic value was considered as zero.
A summary of the Company’s RSUs activity is as follows:

Year ended December 31,
2020

Unvested at beginning of year	1.4
Granted	0.9
Vested	(0.5)
Forfeited	(0.1)

Unvested, December 31, 2020	1.7

The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2020, 2019 and 2018 were

$105.3, $113.3 and $101.2 per share, respectively.
The total fair value of shares vested during the years 2020, 2019 and 2018 was

$49.6, $47.0 and $32.3, respectively.
As of December 31, 2020, the Company had approximately
$207.7 of unrecognized compensation expense related to
non-vested
stock options and
non-vested
RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.83 years.

d.	Employee Stock Purchase Plan (“ESPP”):
In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1
, 2017
, 0.5 ordinary shares are authorized for issuance under the US ESPP, and Commencing June 19
, 2019
the Pool of shares for the US ESPP was set on 0.8 shares and 2.0 ordinary shares are authorized for issuance under the rest of the world (ROW).
As of December 31, 2020,

1.6
ordinary shares had been issued under the amended ESPP plan.
Eligible employees may use up to

15
% of their salaries to purchase ordinary shares but no more than
1,250
single shares per participant on any purchase date. The ESPP is implemented through an offering every six months. The price of an ordinary share purchased under the ESPP is equal to

% of the lower of the fair market value of the ordinary share on the subscription date of each offering period or on the purchase date

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

During 2020, 2019 and 2018, employees purchased

0.4
,
0.3
and
0.3
ordinary shares at average prices of $
95.4
, $
95.2
and $
87.6
per share, respectively.
In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2020, 2019 and 2018,

the Company recognized $10.2, $8.0 and $6.7, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:
Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of income as follows:

	Year ended December 31,
	2020	2019	2018

Cost of revenues	$4.5	$4.4	$3.6
Research and development	23.5	18.9	17.6
Selling and marketing	36.8	28.8	20.8
General and administrative	47.7	54.6	47.3

	$112.5	$106.7	$89.3

NOTE 13:-	EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2020	2019	2018

Net income	$846.6	$825.7	$821.3

Weighted average ordinary shares outstanding	140.5	150.6	156.6

Dilutive effect:
Employee stock options, RSUs and PSUs	1.5	1.5	2.8

Diluted weighted average ordinary shares outstanding	142.0	152.1	159.4

Basic earnings per ordinary share	$6.03	$5.48	$5.24

Diluted earnings per ordinary share	$5.96	$5.43	$5.15

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
The following table presents total revenues and property and equipment, net for the years ended December 31, 2020, 2019 and 2018, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2020	2019	2018 *)

Americas	$929.8	$912.7	$892.4
Europe, Middle East and Africa	891.4	849.9	809.0
Asia Pacific	243.7	232.2	215.1

	$2,064.9	$1,994.8	$1,916.5

*)
Starting 2019, Middle East and Africa are part of the “Europe Middle East and Africa” region, while before it was part of “Asia Pacific, Middle East and Africa” region. 2018 figures were reclassified to present the updated revenue distribution by geography.

2.	Property and equipment, net:

	December 31,
	2020	2019

Israel	$76.8	$77.4
U.S.	5.4	5.8
Rest of the world	5.9	4.5

	$88.1	$87.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Summary information about product lines:
The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2020, 2019 and 2018 by product lines:

	Year ended December 31,
	2020	2019	2018

Product and licenses:
Network security Gateways	$472.4	$455.9	$468.5
Other *)	41.2	54.9	57.1

	513.6	510.8	525.6
Security subscriptions	671.1	610.3	542.3
Software updates and maintenance	880.2	873.7	848.6

Total revenues	$2,064.9	$1,994.8	$1,916.5

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10 % of products and licenses revenues.

c.	Financial income, net:

	Year ended December 31,
	2020	2019	2018

Financial income:
Interest income	$78.2	$93.3	$88.5

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	9.4	2.0	13.6
Realized loss (gain) on sale of marketable securities, net	(4.5)	(0.7)	1.8
Foreign currency re-measurement loss	4.5	8.9	5.7
Others	2.2	2.5	2.3

	11.6	12.7	23.4

	$66.6	$80.6	$65.1

— — — ——