Form 20-F
period 2021-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2022-04-14
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31, 2021
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
5 Shlomo Kaplan Street Tel Aviv 6789159
, Israel
(Address of principal executive offices)
Shira Yashar
, Adv.
General Counsel
Check Point Software Technologies Ltd.
5 Shlomo Kaplan Street Tel Aviv
6789159, Israel
Tel: (+972)
3-753-4555
 (Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary shares , NIS 0.01 nominal value	CHKP	NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act. None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021.
129,065,690
ordinary shares, nominal value NIS 0.01 per share.
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
12b-2
of the Exchange Act):    Yes  ☐    No
☒

Auditor Firm Id:	1281	Auditor Name:	Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global

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
Forward-Looking Statements
In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact demand and supply of our products;

•	the effects of increased competition in our market;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	the effects on our business of the global COVID-19 pandemic;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations to provide security for all organizations;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations and the potential economic effects of “Brexit”;

•	the impact of the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.
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

•
general economic conditions in either domestic or international markets, including inflation and fluctuations in supply chains and conditions resulting from geopolitical uncertainty and instability or war, including the significant military action against Ukraine launched by Russia.

In 2021, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including economic and political uncertainty, the
COVID-19
pandemic, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. Global supply chain disruptions as of the second half of 2021 also impact the availability and pricing of raw products and results in prolonged shipping and delivery times. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.
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

We may not be able to successfully compete, which could adversely affect our business and results of operations
The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Fortinet Inc., Palo Alto Networks, Inc. and SonicWall Inc. and other companies in the network security space. We also compete with several other companies, including Zscaler, Inc., McAfee, Inc., Trend Micro Inc., NortonLifeLock Inc., Lookout, Inc., Zimperium, Inc, CrowdStrike Holdings, Inc., SentinelOne, Inc., Sophos Group plc, Proofpoint, Inc., Broadcom, Inc. Mimecast Limited and Mandiant, Inc., with respect to specific products that we offer.
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
Our business, results of operations and financial condition are subject to the risks of earthquakes, fire, floods, pandemics and other natural events, as well as manmade problems such as power disruptions or terrorism or war, and have been and may continue to be adversely affected by the
COVID-19
pandemic.
We operate our business primarily from Israel, we sell our products and have operations worldwide. For example, our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel or the United States or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or war (including the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy) could cause disruptions to our or our customers’ businesses or the economy as a whole. Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster, pandemics or by manmade problems, such as power disruptions or terrorism or war, could delay our research and development efforts. To the extent any of the foregoing causes disruptions or result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and results of operations would be materially and adversely af fected.
In addition, following Russia’s invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate, which affect our exports or sales into Russia and Belarus, although such activities are not as significant compared to our business in other countries. We take precautions to ensure that we and our partners comply with all relevant sanctions-related regulations, any failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.
Additionally, the
COVID-19
pandemic continues to affect our business and operations. The
COVID-19
pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal, economic and financial market volatility, resulting in business shutdowns and reduced business activity. To the extent the
COVID-19
pandemic continues or additional lock downs occur it may have additional negative impacts on our business and results of operations, primarily as a result of:

•	restricting our sales operations and marketing efforts, reducing the effectiveness of such efforts in some cases and delaying or lengthening our sales cycles; and

•	delaying collections or resulting in an inability to collect accounts receivable, including as a result of customer insolvency.
In light of the continually evolving situation relating to the ongoing spread of
COVID-19,
we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, our customers and the communities in which we operate, and we may take further actions as required by government entities or that we determine are in the best interests of our employees, customers, partners and third-party service providers. In particular, governmental authorities have instituted shelter-in-place
policies or other restrictions in many jurisdictions in which we operate, which policies required most of our employees to work remotely. As shelter-in-

place policies or other governmental restrictions continue to be lifted, we expect to take a measured and careful approach to have employees returning to offices and travel for business. These precautionary measures and policies could negatively impact product innovation and development and employee and organizational productivity, training and collaboration or otherwise disrupt our business operations.
In addition, the
COVID-19
pandemic has disrupted and may continue to disrupt the operations of our customers and partners, particularly our customers in industries, including travel and entertainment that have been especially impacted by the pandemic. Other disruptions or potential disruptions resulting from the
COVID-19
pandemic include global supply chain disruptions which impacted the availability of raw products and resulted in prolonged shipping and delivery times across a variety of industries, restrictions on our personnel and the personnel of our partners to travel and access customers, delays in product development efforts and additional government requirements or other incremental mitigation efforts that may further impact our business and results of operations. The extent to which the
COVID-19
pandemic continues to impact our business and results of operations will also depend on future developments that are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, the scope of travel restrictions imposed in geographic areas in which we operate, mandatory or voluntary business closures, the impact on businesses and financial and capital markets and the extent and effectiveness of the development of vaccines and other actions taken throughout the world to contain the virus or treat its impact. To the extent the
COVID-19
pandemic continues to adversely affect our business and financial condition, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.
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
We are subject to risks relating to acquisitions
We have made acquisitions in the past, including the recent acquisitions of Spectral in early 2022, Avanan in 2021, Odo Security in 2020 and of ForceNock, Cymplify and Protego in 2019, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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
Competition for highly skilled personnel is intense
We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel, at an appropriate cost, with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs.
Our principal research and development as well as significant elements of our marketing and general and administrative activities are conducted at our headquarters in Israel, where we face significant competition. In recent years, the industry has experienced record growth and activity, which has caused a sharp increase in job openings in both Israeli high-tech companies and Israeli research and development centers of foreign companies, and intensification of competition between these employers to attract qualified employees in Israel. As a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a shortage of skilled human capital, including research and development, operations and customer service professionals. Similar competition for highly skilled personnel exists in the U.S. and in other markets in which we operate.

We may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors. In addition, due to our rapid growth, which has raised the profile of our company, our employees may be increasingly targeted for recruitment by other companies in the technology industry, which may make it more difficult for us to retain employees and may increase retention costs.
Failure to retain or attract qualified personnel, at an appropriate cost, could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to Our Dependence on Third-Parties
We are dependent on a small number of distributors
We derive our sales primarily through indirect channels. During 2021, 2020 and 2019, we derived approximately 58%, 57% and 55%, respectively, of our sales from our ten largest distributors. In 2021, 2020 and 2019, our two largest distributors accounted for approximately 40%, 39% and 37% of our sales, respectively. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.
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
Many components, subassemblies, and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. Although we do not manufacture in China, some of our component parts are sourced from China. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies, or modules and limited control over pricing, quality, and timely delivery of components, subassemblies or modules. Such risks could become exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns, border closings, and travel restrictions resulting from the
COVID-19
pandemic. For example, global supply chain disruptions in the second half of 2021 impacted the availability of raw products and resulted in prolonged shipping and delivery times. While we continue to monitor the global effects of the
COVID-19
pandemic on the supply chains in which we rely, any material supply chain disruption could negatively impact our business, financial condition and results of operations. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. We are already seeing delays which could have a material adverse impact on our business.
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
We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims
Our products contain certain technology that we license from other companies. Third-party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third-party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. Further, in the event significant numbers of employees of our third-party developers or owners of technologies must miss work due to the
COVID-19
pandemic or otherwise, and such third-party developers and owners are otherwise unable to provide such technology or services to us, our ability to provide our products and services could be disrupted. This includes mandated government shutdowns. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third-party technology into our products could materially and adversely affect our business, results of operations and financial condition.
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
Our servers, data centers and other facilities are also vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures, pandemics or similar catastrophic events. For example, the
COVID-19
pandemic has caused many third-party service providers to shut down their business, and it is possible that providers of our cloud infrastructure services could face similar disruptions in their business or facility shutdowns. Disruptions to these servers or facilities could interrupt our ability to provide our products and services and materially adversely affect our business and results of operations.
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
Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate
The 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted on December 22, 2017 and significantly affected U.S. tax law by changing how the U.S. imposes income tax on multinational corporations. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may significantly impact how we will apply the law and impact our results of operations. We address these tax changes by third-party advices and tax opinions. Effective January 1, 2022, pursuant to the Tax Cuts and Jobs Act of 2017, R&D expenses are required to be capitalized and amortized for US tax purposes, which will delay the deductibility of these expenses.
The base erosion and profit shifting (“BEPS”) initiative undertaken by the Organization for Economic Cooperation and Development (“OECD”) may have adverse consequences to our tax liabilities. The BEPS initiative contains changes to numerous international tax principles, amongst for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (the “MLI”) which currently has been signed by over 95 jurisdictions, including Israel and the inclusion in tax treaties of one, or both, of a
“limitation-on-benefit”
(“LOB”) rule. These changes, when adopted by individual countries, could adversely affect our provision for income taxes.
In October, 2021, more than 140 countries approved the OECD BEPS 2.0 Inclusive Framework. The first pillar is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises that sell goods and services into countries with minor or no local physical presence. We do not expect to be within the scope of this first Pillar. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). Israel is one of the jurisdictions that has agreed in principle to the adoption of the global minimum tax rate, and it is unclear what would be the impact on preferred technological enterprises currently eligible for reduced corporate tax rate of 12%.

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
Risks Related to Our Intellectual Property
We may not be able to successfully protect our intellectual property rights, which could cause substantial harm to our business
We seek to protect our proprietary technology by relying on a combination of statutory as well as common law copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as indicated below in the section entitled “Proprietary Rights” in “Item 4 – Information on Check Point”. We have certain patents in the United States and in several other countries, as well as pending patent applications. We cannot assure you that pending patent applications will be issued, either at all or within the scope of the patent claims that we have submitted. In addition, someone else may challenge our patents and these patents may be found invalid. Furthermore, others may develop technologies that are similar to or better than ours, or may work around any patents issued to us. Despite our efforts to protect our proprietary rights, others may copy aspects of our products or obtain and use information that we consider proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States and Israel. Our efforts to protect our proprietary rights may not be adequate and our competitors may independently develop technology that is similar to our technology.

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

Other General Risks and Risks Related to the Ownership of Our Ordinary Shares
We are exposed to various legal, business, political, economic, health-related and other risks associated with our international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations
We operate our business primarily from Israel, we sell our products worldwide, and we generate a significant portion of our revenue outside the United States. We intend to continue to expand our international operations, which will require significant management attention and financial resources. In order to continue to expand worldwide, we will need to establish additional operations, hire additional personnel and recruit additional channel partners internationally. For example, in the event of significant numbers of our employees or the employees of our channel partners having to miss work due to a widespread health situation or pandemic such as the
COVID-19
pandemic, we or our channel partners may not be able to quickly source replacement or temporary workers, which could adversely affect our operations, particularly in regions where such health situations are most severe or local regulations require a shut down. To the extent that we are unable to do so effectively, our growth is likely to be limited and our business, results of operations and financial condition may be materially adversely affected.
Our international sales and operations subject us to many potential risks inherent in international business activities, including, but not limited to:

•	technology import and export license requirements;

•	costs of localizing our products for foreign countries, and the lack of acceptance of localized products in foreign countries;

•	varying economic and political instability or war, including the significant military action against Ukraine launched by Russia;

•
potential tariffs, sanctions, fines or other trade restrictions, including any political or economic responses and counter-responses or otherwise by various global actors to the significant military action against Ukraine launched by Russia;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	declines in general economic conditions;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	widespread health emergencies or pandemics, such as the COVID-19 pandemic;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	increased tax rates;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.
These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which have an impact on our financial statements based on currency rate fluctuations.
Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business
A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection related laws and regulations are, as demonstrated by the examples below, evolving. New or modified laws and regulations are proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.

For example, the General Data Protection Regulation (“GDPR”) (which is applicable in both the EU and the UK), imposes stringent requirements for data processors and controllers. Such requirements include amongst other things, obligations to: i) provide data subjects with fulsome disclosures about the processing of personal information; ii) adhere to reasonable data retention limits; iii) comply with deletion requirements and requests; iv) comply with mandatory notification requirements in the case of a data breach and v) adhere to elevated standards regarding valid consent in some specific cases of data processing and vi) comply with stringent data transfer obligations. The GDPR also includes potentially severe penalties for failure to comply, inter alia, a fine up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, which can be imposed. Compliance with these stringent requirements on privacy user notifications and data handling (both as they apply to us but also our customers) could increase our financial risk exposure, require us to adapt our business in order to comply with the GDPR requirements and incur additional costs.
Additionally, other countries have legislated to enhance protection of personal data and privacy. In the United States, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for consumers and privacy related operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which will not take substantial effect until January 1, 2023. The CPRA will significantly modify the CCPA, including adding new privacy rights and increasing regulation on online advertising. Additionally, the CCPA, eventually the CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out
of having their personal data processed and disclosed to third parties through various opt-out
mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Additional US States are introducing comprehensive privacy laws including Virginia which enacted the Virginia Consumer Data Protection Act (“VCDPA”) on March 2, 2021, becoming the second state to enact comprehensive legislation regarding data privacy (behind California) which becomes effective on January 1, 2023. Following California and Virginia, Colorado enacted a comprehensive privacy law with the passage of the Colorado Privacy Act (“CoPA”) on July 8, 2021 which becomes effective on July 1, 2023. In Latin America, Brazil’s Lei Geral de Proteção de Dados (LGPD), Latin America’s first major data protection law, came into force in September 2020 although the penalties provided by the law did not become enforceable until August 2021. The LGPD is largely aligned to the GDPR. In China, Personal Information Protection Law of the People’s Republic of China (“PIPL”) was officially adopted by the National People’s Congress Standing Committee and took effect on 01 November 2021. The PIPL has parallels with the GDPR given that is has extra-territorial effect, applying to data processing activities in China and outside of China in certain circumstances.
Our actual or alleged failure to comply with applicable laws and regulations, relating to the protection of personal data, could result in enforcement actions, significant penalties imposed by a regulator or data subject or other legal action against us or our customers or suppliers, which could result in negative publicity, increased operating costs, and financial penalties which could have a material adverse effect on our business and results of operations.
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
In connection with our Annual Report for fiscal 2021, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2021, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2021. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.
A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree
As of February 28, 2022, our directors and executive officers owned approximately 19.6% of the voting power of our outstanding ordinary shares, or 22.7% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of February 28, 2022. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.
Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates
We maintain substantial balances of cash and liquid investments, for purposes of general corporate purposes, which may include acquisitions, share repurchases and other purposes. Our cash, cash equivalents, short-term bank deposits and fixed-income marketable securities totaled $3,783 million as of December 31, 2021. The performance of the debt capital markets affects the market values of funds that are held in marketable securities. These assets are subject to price fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency downgrades that may impair some or all of their value, or unexpected changes in the financial markets’ healthiness worldwide.
We expect that market conditions will continue to fluctuate and the fair value of our investments may be affected accordingly. Moreover, in case we would like to liquidate some of our investments into cash – we are dependent on market conditions and liquidity opportunities, which may be impacted by global economic trends, including, without limitation, the economic effects of the
COVID-19
pandemic.
Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, foreign exchange rates, amount of any share repurchases, acquisitions that we may execute and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework and subject to our investment policy. Our investment portfolio is invested primarily in fixed-income securities and short term bank deposits, and is affected primarily by changes in interest rates and credit spreads. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, such as the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy. We expect that the market-related effects of the
COVID-19
pandemic, as well as the relatively low interest rate environment, will continue to have an impact across our investment portfolio and financial income. Any significant decline in our financial income or the value of our investments due to changes in interest rates, interest rate expectations, credit spreads, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.
We generally buy and hold our fixed income securities, while limiting credit risk by setting a maximum concentration limit per issuer as well as setting minimum credit rating requirement. Our fixed income investment portfolio consists primarily of government bonds, securities issued by government agencies and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, a turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments in fixed maturity securities as available-for-sale.
Changes in the fair value of investments classified as
available-for-sale
are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported the cumulative changes in the fair value of our fixed income securities as part of our income, our reported net income for the year ended December 31, 2021, would have decreased by $1 million.
Currency fluctuations may affect the results of our operations or financial condition
Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2021, we incurred approximately 46% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. As such, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including payroll related costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2021, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2021, our total outstanding forward contracts that hedge against these fluctuations in foreign currency exchange rates was $155 million.
In addition, we entered into forward contracts to hedge the impact of fluctuations in exchange rates on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2021, the total amount of outstanding forward contracts that did not qualify for hedge accounting, was $171 million. We may use derivative financial instruments, such as foreign exchange forward contracts, put and call options, and others, to mitigate the risk of fluctuations changes in foreign exchange rates on assets, cash flows receivables and payables denominated in certain currencies. We may not be able to purchase derivative instruments adequate to fully protect us from foreign currency exchange risks.

Additionally, our hedging activities may also generate losses as a result of volatility in foreign currency markets. If foreign exchange markets continue to be volatile, such fluctuations in foreign exchange rates could materially and adversely affect our profit margins and results of operations in future periods. Also, the volatility in the foreign exchange markets may make it difficult to hedge our foreign currency exposures effectively.
The imposition of exchange or price controls or other restrictions on the conversion of foreign currencies could also have a material adverse effect on our business, results of operations and financial condition.
Changes in foreign exchange rates around the globe, including, without limitation, the economic effects of the
COVID-19
pandemic or “Brexit” could have an adverse impact on our business and results of operations. These changes may have an impact on some of our expenses which are paid in local currencies (non US dollar), as well as an impact on our non-US
customers which have their financials in
non-US
dollar currencies.
On December 24, 2020, the European Union and the UK announced that they had reached a new bilateral trade and cooperation agreement governing their future relationship (the
“EU-UK
Trade and Cooperation Agreement”) which was formally approved by the European Council on December 29, 2020 and by the UK parliament on December 30, 2020. The
EU-UK
Trade and Cooperation Agreement became effective on a provisional basis from January 1, 2021. It was announced on April 28, 2021, that the EU Parliament approved the
EU-UK
Trade and Cooperation Agreement with a large majority meaning that the Agreement applied permanently from May 1, 2021. There is an ever-changing regulatory and legislative landscape in relation to Brexit in both the UK and the EU. Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which E.U. laws to replace or replicate, and those laws and regulations may be cumbersome, difficult or costly in terms of compliance. Any of these effects of Brexit, among other factors, could adversely affect our business, financial condition, results of operations and cash flows.
Third parties might attempt to gain unauthorized access to our network or seek to compromise our products and services
We regularly face attempts by others to gain unauthorized access through the Internet or to introduce malicious software to our information technology (IT) systems. Additionally, malicious hackers may attempt to gain unauthorized access and corrupt the processes of hardware and software products that we manufacture and services we provide. Currently, there are increased threats of attacks as retaliation for sanctions imposed against Russia as a result of the significant military action against Ukraine launched by Russia. We or our products are a frequent target of computer hackers and organizations that intend to sabotage, take control of, or otherwise corrupt our manufacturing or other processes and products. We are also a target of malicious attackers who attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems or those of our customers or others. We believe such attempts are increasing in number. From time to time we encounter intrusions or attempts at gaining unauthorized access to our products and network. To date, none have resulted in any material adverse impact to our business or operations. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable through changes to our internal processes and tools and/or changes or patches to our products, we remain potentially vulnerable to additional known or unknown threats. Such incidents, whether successful or unsuccessful, could result in our incurring significant costs related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties. Publicity about vulnerabilities and attempted or successful incursions could damage our reputation with customers or users and reduce demand for our products and services.
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
The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes
For the year ended December 31, 2021, our effective tax rate was 14%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.
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
Check Point History and Development
Since its inception, our sole focus has been on making the world a safer place to live and work. For 29 years, we worked to fulfill our vision to provide any organization with the ability to conduct its business on the internet with advanced and comprehensive levels of security.
We pioneered the first commercially available firewall, followed by a steady stream of industry-first cyber security solutions. As an example, our technology provides protection against both known and unknown cyber security threats across a wide range of environments: physical and virtual networks, cloud and mobile surroundings, critical infrastructures, and the ‘Internet of Things’ (IoT). Today, the threat landscape is more complex than ever, with organizations experiencing the 5th generation of cyber-attacks –large-scale and multi-vector mega attacks using advanced attack technologies, while the security deployed by many businesses is generationally behind and incapable of protecting against such attacks.
Protecting the World from 5th Generation of Cyber Security Attacks and a Cyber Pandemic
Over the last 29 years, the technologies behind cyber-attacks and the ensuing preventative measures have advanced rapidly. During 2021, we witnessed an unprecedented number of cyber-attacks against organizations across all industries carried out as large-scale, multi-vector mega attacks, inflicting major damage on businesses and their reputations. As a result, heavy fines were levied in some cases where companies failed to protect sensitive data.
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

•
Generation 5 – Approximately 2018-2021, the large-scale and multi-vector mega attacks using advanced attack technologies. These are fast-moving attacks so detection-only is not enough. These attacks targeted traditional attack vectors and expanded to mobile and cloud. Advanced threat prevention is required.

Cyber-attacks are now a daily phenomenon with widespread news coverage, resulting often in lost data and privacy, and the complete halting of a business’ operations. Organizations that presumed their security was good enough, are now discovering it was not.
Over the last two years, amid the COVID-19 pandemic, there have also been numerous significant cyber exploits, including ransomware attacks, supply-chain attacks, nation state campaigns and software vulnerabilities. Year two of the COVID-19 pandemic required even more strengthening of security measures.
The world is dependent on the internet, now more than ever, and as organizations rapidly digitalize their operations, we believe their cyber security needs to be recalibrated to address the security of their corporate networks, hybrid-datacenters, cloud environments and lastly, securing their employees – wherever they are located.
We address organizations’ most imminent cyber security needs based on four core principles:

1.	Prevention-first approach – Deploy pre-emptive user protections to eliminate threats before they reach the users.

2.
Strive for the Highest level of security
– Utilize the most innovative technologies, threat intelligence and cyber experts to prevent in real-time against the most sophisticated zero-day, 5th generation attacks.

3.	Gold Standard Management – Single pane of glass to manage the entire security estate.

4.	Consolidated Solution – Realize complete, preemptive protection against the most advanced threats while achieving better operational efficiency.
Check PointPoint’s Three Strategic Pillars

1.	Quantum: Enterprise network security for perimeter and datacenter
Aimed to secure and effectively manage datacenter environments. Check Point Quantum Security Gateways deliver comprehensive security beyond any Next Generation Firewall (NGFW) and are designed to manage the most complex policy requirements. Powered with over 60 security services, these gateways are aimed at preventing the 5th generation of cyber-attacks. In order to serve the different needs and demands of our customers, we offer a wide portfolio of security gateways and software platforms that support a wide range of small and medium sized business (SMB) to large enterprise data center and telco-grade environments. On each security gateway, we offer the full expanse of Check Point’s network security portfolio from industry-leading next generation firewall, IPS (Intrusion Prevention System), VPN (Virtual Private Network), WAF (Web Application Firewall), SSL (Secure Sockets Layer), and DLP (Data Loss Prevention) to a wide set of threat prevention technologies blocking known and unknown advanced 5th generation cyber-attacks. Check Point’s security gateways are available as a cloud service, software-only products that can run on standard hardware, or dedicated security gateway hardware appliances.
Check Point’s cyber security platform (R81) introduces the industry’s first autonomous threat prevention system, which eliminates labor-intensive manual threat classification and updates. All Quantum gateways are updated automatically by AI-based threat prevention for complete protection against zero-day threats.
In 2022, we introduced a big revolution in network security, Quantum Lightspeed. enabling security for hyper-fast datacenters.

2.	CloudGuard: Automatically secure your cloud
Check Point cloud native security, delivered through CloudGuard, provides automated security and advanced threat prevention to protect cloud assets and workloads from cyber threats including sophisticated cyber-attacks and misconfigurations. CloudGuard secures cloud workloads in multiple environments including Amazon AWS, Microsoft Azure, Google, VMWare and others providing relevant capabilities for each cloud environment.

1.	Cloud Network Security: advanced threat prevention and network security through a virtual security gateway—automated and unified across all multi-cloud and on-premises environments.

2.	Security and Posture Management: prevent threats and achieve high fidelity posture management.

3.	Cloud Workload Protection: seamless vulnerability assessment and runtime protection of modern cloud workloads, including serverless functions and containers.

4.	Cloud Web Application Protection: powered by contextual-AI, protects web applications and APIs from the most sophisticated types of threats.

3.	Harmony: Securing the User Environment
Check Point Harmony protects employees, devices, and internet connectivity from malicious attacks, while ensuring secure, remote zero-trust access at any scale to any corporate application. Check Point Harmony provides endpoint and secure connectivity in various forms for easy and comprehensive remote user access.
Harmony unifies five security products to deliver complete remote users security:

•	Harmony Endpoint protects users’ PCs from ransomware, phishing, and malware, and minimizes breach impact with autonomous detection and response capability.

•	Harmony Mobile protects employees’ mobile devices against malicious apps and network or operating systems attacks.

•
Harmony Email & Collaboration
secures users’ email clients and gives complete protection for Microsoft Office 365, Exchange, Google G Suite and others. In 2021, we extended Harmony with cloud-email security with the acquisition of Avanan – a leading cloud-email security company.

•	Secure Internet Browsing: Provides secure, fast, and private web browsing by inspecting all SSL traffic directly on the endpoint.

•	Secure remote access to corporate applications: Harmony Connect provides Secure Access Service Edge (SASE) and provides secure and easy access to any corporate application.
Check Point Infinity Architecture
Check Point Infinity is a consolidated cyber security architecture that protects against 5th generation of cyber-attacks. It supports 50 types of assets across networks, endpoint, cloud, workloads, IoT and mobile, and secures them with over 60 threat prevention engines (50% of which are AI-based). Through advanced threat prevention, business-oriented policy management, and cloud-based threat intelligence, Infinity delivers a solid foundation for a sustainable, effective risk management strategy. This model allows organizations to use all of Check Point’s security technologies to protect their networks, endpoint, mobile devices, cloud, and IoT through an annual security subscription based on the number of enterprise users.
Check Point Threat Prevention Technologies & Products
ThreatCloud, is a centralized cloud based “brain” that combines the latest AI technologies with big data threat intelligence to prevent the advanced attacks while reducing false positives.

1.
AI technologies – Accurately block zero-day ransomware, sophisticated Trojans, and other advanced malware through a market leading malware analysis technology leveraging 30+ AI based machine and deep learning engines.

2.
Big data threat intelligence – Aggregates and analyzes big data telemetry and millions of Indicators of Compromise (IoCs) every day. Its threat intelligence database is fed from 150,000 connected networks and millions of endpoint devices, as well as feeds from Check Point Research team (CPR).

Check Point Technology Leadership in 2021
During 2021 we were endorsed by market analysts for our leadership position. Check Point was mentioned in over 110 analyst reports in 2021. Below are some of the highlight reviews:
Gartner

●	Leader for the 22nd time in Magic Quadrant for Network Firewalls

●	Gartner Market Guide for Mobile Threat Defense

IDC

●	Named a Worldwide Major Player in Modern Endpoint Security for Enterprise & SMB in latest IDC MarketScape Reports
Omdia

●	Harmony Mobile recognized as a Market Leader in Omdia’s Market Radar Mobile Security Management
Forrester

●	Forrester Now Tech Industrial Control Systems (ICS) Security.
MITRE Evaluations

●	Leadership in Endpoint Security with 100% Detection across All Tested Unique ATT&CK Techniques
G2.com

●	Recognized as leader in nine Grid Reports for Firewall, Cloud, Endpoint and Mobile Data security
Acquisitions and other Corporate Information
In September 2021, we acquired 100% of the share capital of Avanan Inc., a privately-held US-based company providing cloud email security, and the developer of a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines.
In February 2022, we acquired 100% of the share capital of Spectral Cyber Technologies Ltd., a privately held Israeli company and key innovator in developer-first security tools designed by developers for developers, to extend our cloud solution, Check Point CloudGuard.
Further details regarding the important events in the development of our business since the beginning of 2019 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.
We incorporated as a company under the laws of the State of Israel in 1993 under the name of “Check Point Software Technologies Ltd.” Our registered office and principal place of business is located at 5 Shlomo Kaplan Street Tel Aviv 6789159, Israel. The telephone number of our registered office is 972-3-753-4555. Our company’s website is www.checkpoint.com. The contents of our website are not incorporated by reference into this Annual Report.

This Annual Report is available on our website. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 959 Skyway Road, Suite 300, San Carlos, CA 94070, U.S.A., Tel.: 650-628-2040, email: ir@checkpoint.com.
Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.;
Tel: 213-627-8252.
Revenues by Category of Activity
The followig table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2021	2020	2019
	(in millions)
Category of Activity:
Products and licenses	$513.9	$513.6	$510.8
Security subscriptions	755.2	671.1	610.3
Software updates and maintenance	897.7	880.2	873.7
Total revenues	$2,166.8	$2,064.9	$1,994.8
Sales and Marketing
We mostly sell our products and services through a two-tier distribution model; distributors that sell to resellers and to service providers and MSSPs, who sell to end-customers. We support our channel partners with a dedicated team of experienced sales professionals including account managers, channel managers and sales engineers.

Our marketing efforts include building our brand, product marketing, partner incentives and promotions, event marketing, digital marketing, communications and public relations. In 2021, we continued to invest in sales and marketing resources.
As of December 31, 2021, we had 2,626 employees and subcontractors in our sales and marketing organization, with a majority of them dedicated to pre sales and marketing support located in various jurisdictions.
Support and Services
We operate a worldwide technical services organization which provides a wide range of services including: (i) technical customer support programs and plans; (ii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning and security implementation; and (iii) certification and educational training on Check Point products.
Our technical assistance centers in the United States, Israel, Canada, Japan, India, China and Australia offer support worldwide, 24-hour service, seven days per week.
As of December 31, 2021, we had 913 employees and subcontractors in our technical services organization.
Research and Product Development
We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers.
As of December 31, 2021, we had 1,704 employees and subcontractors dedicated to research and development activities and quality assurance.
Competition
Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.
Environmental, Social and Governance (ESG) Practices
Since Check Point’s inception, our sole focus has been on making the world a safer place to live and work. For over 25 years, we have worked to fulfill our vision of making the Internet secure, reliable, and available for corporations and consumers. As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders – including, our channel partners, customers, suppliers and employees. We aim to achieve high ESG standards while continuing to develop our business and executing on our strategy.
Our Commitment
. Check Point is committed to making the world a safer and more secure place. In the digital era, this commitment applies to our work both on the internet and the physical world alike.
As we aspire to achieve a more sustainable future for all, we have set out the following practices and guidelines which our employees and stakeholders are expected to adhere to:
Social Standards:

I.
Community
– How we value each other – We believe in creating a more sustainable future for our stakeholders and for the world. We are extremely involved in the community and we invest greatly in volunteering and donations activities in an attempt to make the world a better place.

•
Corporate Responsibility Policy
– Check Point strongly believes that creating a positive economic, social and environmental impact advances its mission of developing security solutions to protect business and consumer transactions, and creating a more sustainable future for its stakeholders and the for the world. As part of Check Point’s corporate responsibility guidelines, Check Point identified ESG issues that are of highest relevance to its business activity and its stakeholders. These essential issues are addressed and managed constantly to ensure that they remain up to date and optimized to address the relevant concerns.

•
Social Investment and Volunteer Statement
– Check Point invests in its worldwide volunteering and donations activities as it is committed to making the world a safer and a better place in order to achieve a more sustainable future for all. Check Point is extremely involved in the community and is committed to the social needs of the communities we live in and operate from.

II.
Human Resources – How we value ourselves
– The most important asset of our company is our human capital. We promote a safe, healthy, and supportive work environment. Our goal is to create a diverse work environment and additionally we invest greatly in the training and development of our employees.

•
Human Rights and Labor Policy
– Check Point strives to treat its employees, contractors and suppliers with dignity and respect. Check Point promotes a safe, healthy, and supportive work environment and condemns modern slavery and human trafficking in any form. Check Point’s commitment includes closely monitoring its compliance with international standards and local laws in all of our locations around the world to ensure that the rights of our employees are protected.

•
Workforce Diversity and Equality Statement
– As a global company headquartered in Israel, a country developed by the contribution of individuals that emigrated from different countries with diverse backgrounds, Check Point’s goal is to create a diverse work environment. Check Point’s wonderful employees are made up of all genders, colors, ages, ethnicities, religions, sexual orientation, family status, social origin and some carry different types of disabilities. All Check Point employees are encouraged to be themselves and contribute to its culture, growth and development as a world leading cyber security company. It’s the combination of this diversity and uniqueness of each individual that leads and guides and helps us improve, develop, learn and succeed in being an industry leading company.

•
Training and Employee Development Policy
– The most important asset of Check Point is its human capital. Investing in the training and development of our employees, managers and groups within the company contributes not only to them, but also to Check Point as a whole. By providing our employees and managers with learning and development activities, we enable the company to achieve its business targets, and the people to constantly grow professionally.

•	Anti-Slavery Policy – Check Point has zero tolerance towards modern slavery.

III.
Supply Chain
– How we value the process – We assure the high standards of our supply chain conduct by ensuring that the working conditions in our operations and supply chain are safe and that business operations are conducted ethically

•
Supply Chain Code of Conduct
– Check Point assures the high standards of its supply chain conduct by ensuring that the working conditions in Check Point’s operations and supply chain are safe and that business operations are conducted ethically. We demand our suppliers of products and services to comply with our high standards and values.

•
Supply Chain Policy
– Check Point assures the high standards and values of its supply chain conduct, as it considers honesty, integrity, transparency and open communication core values of our business and operations.

Environmental Standards:

IV.	Environment – How we value our surroundings – We take an active part in helping to ensure the sustainability of the world’s resources and environment.

•
Environmental Policy
– Check Point understands that climate change and the global warming have observable effects on the environment. We therefore take an active part in helping to ensure the sustainability of the world’s resources and environment. Check Point’s impact on the environment is generally through our products, services and facilities. We comply with the applicable environmental laws and regulations and strive to be a leader in the environmental sustainability field.

•
Conflicts Minerals Policy
– In certain conflict areas around the world, such as the Democratic Republic of the Congo and adjoining countries, the trade of certain minerals and derivative metals can be used to support corruption, money laundering and human rights abuses. In order to eradicate such behavior, Check Point has adopted a Conflicts Minerals Policy.

Governance Standards:

V.
Corporate Governance
– How we value our method – We have adopted corporate governance guidelines to assist our Board in carrying out its responsibilities and serving the interests of our company and its shareholders.

•
Corporate Governance Guidelines
– The Board of Directors of Check Point Software Technologies Ltd. has adopted the following Corporate Governance Guidelines to assist the Board in carrying out its responsibilities and serving the interests of the Company and its shareholders in a manner that is consistent with the Board’s fiduciary duties.

•
Committee Charters
– We have adopted written charters specifying the duties and responsibilities of each of our Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee to assist the committee members in carrying out their responsibilities.

VI.	Ethics – How we value what is right – Check Point promotes core values of honest and ethical conduct, integrity, open communication, equal opportunity and diversity.

•
Code of Ethics and Business Conduct
– Check Point is a worldwide leader in developing security solutions to protect business and consumer transactions, and communications over the internet. Our goodwill and reputation are affected by what we do every day. By putting our commitment in writing we clearly set out the business practices that we follow and set clear standards of behavior for everyone associated with our organization.

•
Privacy Policy
– Our Privacy Policy explains how Check Point treats personal information that Check Point collects or generates both in relation to the Check Point website (www.checkpoint.com) and our products and services.

•
Whistle Blower Procedure
– Check Point strives to promote its values and establish uniformity within the company. Check Point’s employees and business partners are expected to adhere to and follow the standards and principles we set. In order to support the adherence to our Code of Ethics and Business Conduct as well as other policies, we provide different channels for reporting, which include the Whistle Blower Procedure. This is crucial for our high standards and values.

•	Insider Trading Policy – This policy provides guidelines to employees, consultants, contractors, officers and directors of Check Point with respect to transactions in Check Point’s securities.

•
Anti-Corruption, Bribery and Money Laundering Policy
– Check Point’s goodwill and reputation are affected by what we do every day. Check Point clearly sets out the business practices that we follow and set clear standards of behavior for everyone associated with our organization. Our culture and values help us build trust with our customers, business partners, investors, other organizations and governments, and trust and integrity is the core of our business and operations.

On the diversity side, a described in Item 6, the three senior executive officers reporting to the CEO are female executives.
Oversight of our risks, strategies, policies, programs and practices related to ESG matters is conducted by our nominating, sustainability and corporate governance committee, and our ESG Manager leads the day-to-day management of ESG matters.
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
Check Point and its subsidiaries have 97 issued patents in the U.S. and in other regions and 12 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.
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
Organizational Structure
We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. (1)	Indonesia
Check Point Holding (Singapore) PTE Ltd. – U.S. Branch (2)	United States of America (New York)
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Check Point Advanced Threat Prevention Ltd.	Israel
Check Point Mobile Security Ltd.	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Ltd.	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Public Cloud Security Ltd.	Israel
Check Point Web Applications and API Protection Ltd.	Israel
Protego Labs, Inc.	United States of America (Delaware)
Check Point IOT Security Ltd.	Israel
Check Point Serverless Security Ltd. (6)	Israel
Check Point Secure Remote Access Ltd.	Israel
Check Point Email Security Ltd. (7)	Israel
Avanan, Inc.	United States of America (Delaware)
Check Point Developer Security Tools Ltd.	Israel
Spectral Cyber Technologies. Inc. (8)	United States of America (Delaware) (8)
Check Point Software Technologies (Sweden) AB. (9)	Sweden
Zone Labs, L.L.C. (10)	United States of America (California)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)

(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Subsidiary of Protego Labs, Inc
(7)	Subsidiary of Avanan, Inc.
(8)	Subsidiary of Spectral Cyber Technologies Ltd.
(9)	Subsidiary of Check Point Holding AB
(10)	Subsidiary of Check Point Software Technologies Inc.
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

Property and Equipment
We own our headquarters located in Tel Aviv, Israel and we lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Israel	362,000*)
Americas	132,000
Europe, Middle East and Africa	62,730
Asia Pacific	41,850

*)
We acquired ownership of our international headquarters located in Tel Aviv, Israel pursuant to a pre-paid 49 year long-term lease on the land with the City of Tel Aviv – Jaffa. No additional payments are due under such long-term lease. Our international headquarters building contains approximately 332,000 square feet of office space. In addition, we lease approximately 30,000 square feet of additional space substantially all in Tel Aviv, Israel.

Principal Capital Expenditures and Divestitures
For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources”.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
For discussion related to our financial condition, changes in financial condition, and the results of operations for 2020 compared to 2019, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form
20-F
for the fiscal year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on April 2, 2021
.
The following discussion and analysis is based on our consolidated financial statements including the related notes, and should be read in conjunction with them. Our consolidated financial statements are provided in “Item 18 – Financial Statements”.
Overview
We develop, market and support a wide range of products and services for IT security by offering a multilevel security architecture that defends enterprises’ cloud, network, mobile devices, Endpoints information and IOT solutions. Our solutions operate under a unified security architecture, Infinity, that enables end-to-end
security with a single line of unified security gateways and allow a single agent for all endpoint security that can be managed from a single unified management console. This unified management allows for ease of deployment and centralized control and is supported by, and reinforced with, real-time threat intelligence and autonomous security updates. Our products and services are sold to enterprises, service providers, small and medium sized businesses and consumers. Our open platform framework allows customers to extend the capabilities of our products and services with third-party hardware and security software applications. Our products are sold, integrated and serviced by a network of channel partners worldwide.
Our business is subject to the effects of general global economic conditions and, in particular, market conditions in the IT, Internet security and data security industries. If general economic and industry conditions deteriorate, demand for our products could be adversely affected.

We derive our sales primarily through indirect channels. During 2021, 2020 and 2019, we derived approximately 58%, 57%, and 55%, respectively, of our sales from our ten largest channel partners. In 2021, 2020 and 2019, our two largest distributors accounted for approximately 40%, 39% and 37% of our sales, respectively. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2021	2020	2019
Region:
Americas, principally U.S.	43%	45%	46%
Europe, Middle East and Africa	45%	43%	42%
Asia-Pacific	12%	12%	12%
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
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition (including sales reserves),

•	Realizability of long-lived assets (including intangible assets),

•	Accounting for income taxes,

•	Credit loss of trade receivables

•	Impairment of marketable securities; and

•	Loss Contingencies ; and

•	Manufacturing Partner and Supplier Liabilities.

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
Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2021, 2020 and 2019.

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
Manufacturing Partner and Supplier Liabilities
We purchase manufactured products from its original design manufacture (“ODM”). We generally do not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet our detailed requirements. If the actual demand is significantly lower than forecast, we record a liability for its commitment in excess of the actual demand. As of December 31, 2021 and 2020, we have not accrued any significant liability in respect with this exposure.

Results of Operations
The following table presents information concerning our results of operations in 2021 and 2020:

	Year Ended December 31,
	2021	2020

	(in millions)
Revenues:
Products and licenses	$513.9	$513.6
Security subscriptions	755.2	671.1
Software updates and maintenance	897.7	880.2

Total revenues	2,166.8	2,064.9

Operating expenses (*):
Cost of products and licenses	110.7	96.8
Cost of security subscriptions	35.9	26.4
Cost of software updates and maintenance	103.0	96.7
Amortization of technology	8.5	6.6

Total cost of revenues	258.1	226.5

Research and development	292.7	252.8
Selling and marketing	597.8	569.9
General and administrative	110.7	111.5

Total operating expenses	1,259.3	1,160.7

Operating income	907.5	904.2
Financial income, net	42.1	66.6

Income before taxes on income	949.6	970.8
Taxes on income	134.0	124.2

Net income	$815.6	$846.6

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2021	2020

	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$8.5	$6.6
Research and development	5.6	4.1
Selling and marketing	7.3	7.3

Total amortization of intangible assets and acquisition related expenses	$21.4	$18.0

Stock-based compensation
Cost of products and licenses	$0.4	$0.4
Cost of software updates and maintenance	4.4	4.1
Research and development	31.8	23.5
Selling and marketing	42.8	36.8
General and administrative	40.9	47.7

Total stock-based compensation	$120.3	$112.5

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2021	2020
Revenues:
Products and licenses	24%	25%
Security subscriptions	35	32
Software updates and maintenance	41	43

Total revenues	100%	100%

Operating expenses:
Cost of products and licenses	5	5
Cost of security subscriptions	2	1
Cost of software updates and maintenance	5	5
Amortization of technology	— *)	— *)

Total cost of revenues	12	11

Research and development	13	12
Selling and marketing	28	28
General and administrative	5	5

Total operating expenses	58	56

Operating income	42	44
Financial income, net	2	3

Income before taxes on income	44	47
Taxes on income	6	6

Net income	38	41

*)	Less than 1%.
Revenues
We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $2,167 million in 2021 and $2,065 million in 2020.
Total revenues in 2021 increased by 5% compared to 2020. Product and license revenues were $514 million in each of the years 2021 and 2020. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, Infinity CloudGuard, and Harmony. As a result, security subscription revenues increased by $84 million, or 13%, from $671 million in 2020 to $755 million in 2021. Software updates and maintenance revenues increased by $18 million, or 2%, from $880 million in 2020 to $898 million in 2021, primarily as a result of renewals of existing and sales of new maintenance contracts.
Cost of Revenues
Total cost of revenues was $258 million in 2021 and $227 million in 2020. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. In 2021 as a result of the shortages we have seen an increase of costs of raw materials, resulting in an increase of the cost of products. We have succeeded during such period to expedite shipments and deliver products to our customers despite the supply chain shortages. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.
Cost of products and licenses was $111 million in 2021 and $97 million in 2020.
Cost of security subscriptions was $36 million in 2021 and $26 million in 2020.
Cost of software updates and maintenance was $103 million in 2020 and $97 million in 2020.
In 2021, amortization of technology was $9 million compared to $7 million in 2020. The increase in 2021 is attributed to the acquisitions made during 2021 and 2020.

Research and Development
Research and development expenses were $293 million in 2021 and $253 million in 2020, and represented 13% in 2021 and 12% in 2020. Research and development expenses consist primarily of salaries and other related expenses for personnel as well as the cost of facilities and deprecation of capital equipment.
The $40 million increase in 2021 consisted of $12 million due to U.S. dollar weakened against the Israeli Shekel, is primarily a result of an increase in compensation and related expenses for personnel and in our cloud infrastructure expenses.
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
Selling and Marketing
Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op
activities with partners, travel and other related expenses. Selling and marketing expenses were $598 million in 2021 and $570 million in 2020, which represented 28% of revenues in each of the years 2021 and 2020.
The $28 million increase in 2021 consisted of $12 million due to fluctuations of various currencies against the U.S. dollar, is primarily a result of an increase in compensation expenses for personnel.
Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.
General and Administrative
General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $111 million in each of the years 2021 and 2020, and represented 5% of revenues in each of the years 2021 and 2020.
Operating Income Margin
In 2021, our operating margin was 42% compared to 44% in 2020. The decrease in our operating margin was primarily due to headcount increase and weakening of the US Dollar against the Israeli Shekel.
We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.
Financial Income, Net
Net financial income consists primarily of interest earned on cash equivalents, Short-term deposits and marketable securities. Net financial income was $42 million in 2021 and $67 million in 2020. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from market interest rates and the yield of securities on the date of the investment. Since most of our investments are in U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The decrease in net financial income in 2021 was primarily due to lower interest income on marketable securities. In 2021 and 2020 no impairment in our marketable securities was recorded.
For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.
Taxes on Income
Total taxes on income were $134 million in 2021 and $124 million in 2020. Our effective tax rate was 14% in 2021 compared to 13% in 2020. The higher effective tax rate in 2021 compared to 2020 is attributed substantially to higher indexation effect on the provisions for uncertain tax positions. See Note 11 to our consolidated financial statements for further information on our statutory rates.
Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.
Net Income
Net income decreased by $31 million to $815.6 million in 2021 compared to $846.1 million in 2020. The decrease in 2021 resulted primarily from a decrease in our interest income and higher taxes on income.

Liquidity and Capital Resources
During 2021 and 2020, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,783 million as of December 31, 2021 and $4,000 million as of December 31, 2020. Our cash and cash equivalents and short-term investments were $1,694 million as of December 31, 2021 and $1,688 million as of December 31, 2020. Our long-term interest bearing investments were $2,090 million as of December 31, 2021 and $2,312 million as of December 31, 2020. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.
We generated net cash from operations of $1,204 million in 2021 and $1,161 million in 2020. Net cash from operations for 2021 and 2020 consisted primarily of net income adjusted for non-cash
activity. The increase in our cash from operations derived mostly from the increase in our deferred revenues compared to 2020.
We used net cash in investing activities of $75 million in 2021 compared to net cash used in investing activities of $98 million in 2020. In 2021, net cash used for investing activities was decreased compared to 2020, primarily due to decrease in marketable securities investments offset by cash paid in conjunction with acquisitions. Our net cash paid for acquisitions amounted to $220 million in 2021 and $23 million in 2020. Our capital expenditures amounted to $16 million in 2021 and $19 million in 2020, and consisted primarily of computer equipment, software and leasehold improvements.
Net cash used in financing activities was $1,113 million in 2021 and $1,086 million in 2020. In 2021 and 2020, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. In 2021 and 2020, we repurchased ordinary shares in the amount of $1,300 million and $1,298 million, respectively. We re-issued
the repurchased shares to settle exercises of options and restricted share unit awards to our employees and directors. Proceeds from such activities were $194 million and $217 million in 2021 and 2020, respectively.
Our investments in marketable securities are classified as
available-for-sale.
Available-for-sale
securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income. Amortization of premium, discount and interest is recorded in our statements of income.
Our liquidity could be negatively affected by a decrease in demand for our products and services, or increase in employment costs. Also, if the financial system or the credit markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.
Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $3,783 million as of December 31, 2021) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our present capital expenditure requirements.
Research and Development, Patents and Licenses, etc.
Additional details are provided in this Item 5, under the caption “Results of Operations”.
Trend Information
Additional details are provided in this Item 5, under the caption “Results of Operations”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
Our directors and executive officers as of March 31, 2022, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating, Sustainability and Corporate Governance Committee
Gil Shwed	Chief Executive Officer
and Director
Jerry Ungerman	Chairman of the Board	✓

Tal Payne	Chief Financial and
Operations Officer
Dorit Dor	Chief Product Officer
Rupal Hollenbeck	Chief Commercial Officer
Guy Gecht (3)	Lead Independent Director	✓	✓	✓	✓
Yoav Chelouche (3)	Director	✓	✓	✓	✓
Ray Rothrock (3)	Director	✓	✓	✓	✓	✓

Tal Shavit Shenhav	Director	✓				✓
Eyal Waldman (1)	Director	✓
Shai Weiss	Director	✓				✓

(1)	“Independent Director” under the Nasdaq Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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
Dr.
 Dorit Dor,
Chief Product Officer at Check Point, manages all product and development functions from concept to delivery. Since joining the company in 1995, Dr. Dor has served in several pivotal roles in Check Point’s R&D organization. She has been instrumental to the organization’s growth and managed many successful product releases. Dr. Dor holds a Ph.D. and M.S degree in computer science from
Tel-Aviv
University, in addition to graduating cum laude for her B.S. In 1993, she won the Israel National Defense Prize. In 2019 Dr. Dor was named as one of Israel’s most influential women by Forbes Israel, for her leadership role in one of the world’s leading tech industries. Dr. Dor is a board member of Redis Ltd.
Rupal Hollenbeck
Chief Commercial Officer at Check Point since March 2022, manages Check Point’s sales and marketing operations globally. Ms. Hollenbeck served on our board of directors from January 2021 until March 2022. She was most recently Senior Vice President & Chief Marketing Office at Oracle, a post which she held until January 2020. Prior to joining Oracle in 2018, Ms. Hollenbeck was with Intel Corporation for over 23 years, with her most recent role being Corporate Vice President and General Manager of Global Data Center Sales. Prior to that she was Vice President and General Manager of Intel China and throughout her time at Intel has worked in Arizona, California, Singapore, and Beijing. An advocate for professional women around the world, she started several women’s initiatives while at Intel, including serving as co-chair
of the Board of Intel’s Network of Executive Women in Asia. She is currently a Founding Circle Member of Neythri, a non-profit
organization dedicated to enabling the professional advancement of South Asian women. Ms. Hollenbeck is also an Adjunct Professor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics. Ms. Hollenbeck holds a BS in Finance and International Studies from Boston College, and a Master of International Management from the Thunderbird School of Global Management in Arizona.
Yoav Z. Chelouche
has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman
of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd. and Shufersal Ltd., and an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche is expected to resign from the board of directors of Tower Semiconductor Ltd. upon consummation of its acquisition by Intel Corporation, as announced in February 2022. Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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
Dr.
 Tal Shavit Shenhav
has served on our board of directors since 2000. Dr. Shavit Shenhav is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. She consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.
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
Of the individuals mentioned above, only Gil Shwed owned more than one percent of our outstanding shares as of December 31, 2021. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.
Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.
The terms of Gil Shwed, Jerry Ungerman, Dr. Tal Shavit Shenhav, Eyal Waldman and Shai Weiss will expire at our 2022 annual meeting of shareholders. The term of Ray Rothrock will expire at our 2023 annual meeting of shareholders and the terms of Yoav Chelouche and Guy Gecht will expire at our 2024 annual meeting of shareholders.
There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers
The total direct cash compensation that we accrued for our directors and executive officers as a group during 2021 was approximately $2.7 million for the year ended December 31, 2021. These amounts include $0.3 million that were set aside or accrued to provide for severance and retirement insurance policies in 2021. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.
Following is a summary of the salary and benefits paid in 2021 (i) to our five most highly compensated executive officers (including one former executive officer) (referred to as the “Covered Executives”) and (ii) to our non-executive
directors.
Cash Compensation
Mr.
 Gil Shwed, Chief Executive Officer and Director.
Cash compensation expenses recorded in 2021 consisted of $21.9 thousands in salary expenses, and $13.6 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2021, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2021, and did not receive any cash compensation for 2021 except for an amount equal to the minimum wage required under Israeli law.
Dr.
 Dorit Dor, Chief Product Officer.
Compensation expenses recorded in 2021 included $425.9 thousands in salary expenses and $101.0 thousands in benefit costs.
Ms.
 Tal Payne, Chief Financial Officer
 & Chief Operating Officer.
Compensation expenses recorded in 2021 included $483.5 thousands in salary expenses and $114.7 thousands in benefit costs.
Mrs.
 Sharon Schusheim, Vice President,
Information Systems
Compensation expenses recorded in 2021 included $306.0 thousands in salary expenses and $76.1 thousands in benefit costs.
Mr.
 Dan Yerushalmi, Chief Customer Officer (former executive)
. Compensation expenses recorded in 2021 included $425.4 thousands in salary expenses and $100.5 thousands in benefit costs.
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
In accordance with the company’s executive compensation policy, we also paid cash bonuses upon compliance with predetermined 2021 performance parameters set by the Compensation Committee and the Board of Directors. The 2021 cash bonus expenses for Dr. Dor, Ms. Payne, Mr. Schusheim and Mr. Yerushalmi were $473.4 thousands, $514.5 thousands, $205.8 thousands and $411.6 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2021. The cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.
We currently pay each of our
non-executive
directors an annual cash retainer of $40.0 thousands for the services provided to our board of directors and an annual cash retainer of $7.5 thousands for each committee membership. In addition, we pay the chairman of our board of directors and the lead independent director an annual cash retainer of $20.0 thousands
,
the chair of our audit committee an annual cash retainer of $7.5 thousands and the chair of each of our nominating, sustainability and corporate governance committee and compensation committee an annual cash retainer of $2.5 thousands. Only directors who are not officers receive compensation for serving as directors.
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
non-employee
directors or specific
non-employee
directors.
On August 10, 2021, following the approval of our Compensation Committee, Board of Directors and the company’s shareholders at the 2021 Annual General Meeting, we granted Mr. Gil Shwed, our Chief Executive Officer and Director, options to purchase 0.5 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the grant, vesting gradually over a period of four years.
During 2021, we granted our executive officers and directors options to purchase an aggregate of approximately 0.9 million shares and approximately 0.15 million RSUs under our equity incentive plans. The exercise price of these options range between
$118.85-$132.91,
and their expiration dates range between December 2027 and August 2028.
All options granted to directors and executive officers in 2021 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the applicable date of grant.
We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2021 for Mr. Shwed, Dr. Dor, Ms. Payne, Mr. Schusheim and Mr. Yerushalmi of $26.1 million, $5.2 million, $5.7 million, $1.2 million and $2.4 million, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2w to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Israeli Companies Law.
As of December 31, 2021, our executive officers and directors held options to purchase an aggregate of approximately 7.5 million shares and held 0.29 million RSUs under our equity incentive plans. The exercise prices of these options range between $72.76 and $132.91, and their expiration dates range between June 2022 and August 2028.
Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.
Composition of Board of Directors
Our board of directors currently consists of eight members, including three outside directors in accordance with the requirements of the Israeli Companies Law. See “Outside and Independent Directors”. Under our articles of association, the number of directors on our board is to be no less than six and no more than twelve. Each director (other than an outside director as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each executive officer is elected by the board of directors and serves at the discretion of the board. All of our executive officers and directors, other than non-employee
directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.
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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2021, Yoav Chelouche, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2024, and Ray Rothrock’s term of office will expire in 2023.
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
provided
, that the company complies with the applicable Nasdaq independent director requirements and the Nasdaq Audit Committee and Compensation Committee composition requirements. Accordingly, Check Point is eligible to adopt the relief provided by the amended Israeli regulations. To date, Check Point has not elected to adopt such relief.
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
Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will consist of individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions. Although we have not included these provisions in our articles of association because our board of directors already complies with the independence requirements and the corporate governance rules of the Nasdaq Global Select Market, as described below, a majority of our board of directors and all the members of our audit committee, compensation committee and nominating, sustainability and corporate governance committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

Our board of directors has determined that each of Yoav Chelouche, Guy Gecht, Ray Rothrock, Tal Shavit Shenhav, Jerry Ungerman, Eyal Waldman and Shai Weiss is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.
Committees of the Board of Directors
Our articles of association provide that the board of directors may delegate all of its powers to committees of the board as it deems appropriate, subject to the provisions of Israeli law. Our board of directors has established an audit committee, a compensation committee and a nominating, sustainability and corporate governance committee.
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
The audit committee’s duties include providing assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions. In this respect the audit committee approves the services performed by our independent accountants and reviews their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audits conducted by our independent accountants and takes those actions, as it deems necessary, to satisfy itself that the accountants are independent of management. Under the Israeli Companies Law, the audit committee is also required to monitor whether there are any deficiencies in the administration of our company, including by consulting with the internal auditor and independent accountant, to review, classify and approve related party transactions and extraordinary transactions, to review the internal auditor’s audit plan and to establish and monitor whistleblower procedures.
Under the Israeli Companies Law, a meeting of the audit committee is properly convened if a majority of the committee members attend the meeting and, in addition, a majority of the attending committee members are independent directors within the meaning of the Israeli Companies Law, and include at least one outside director.
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
Similar to the rules that apply to the audit committee, the compensation committee may not include the chairman of the board, or any director employed by us, by a controlling shareholder or by any entity controlled by a controlling shareholder, or any director providing services to us, to a controlling shareholder or to any entity controlled by a controlling shareholder on a regular basis, or any director whose primary income is dependent on a controlling shareholder, and may not include a controlling shareholder or any of its relatives. Individuals who are not permitted to be compensation committee’s members may not participate in the committee’s meetings other than to present a particular issue; provided, however, that an employee that is not a controlling shareholder or its relative may participate in the committee’s discussions but not in any vote. The company’s legal counsel and corporate secretary may participate in the committee’s discussions and votes if requested by the committee.

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
The compensation committee’s duties include recommending to the board of directors a compensation policy for executives and monitor its implementation, approve compensation terms of executive officers, directors and employees affiliated with controlling shareholders, make recommendations to the board of directors regarding the issuance of equity incentive awards under our equity incentive plans, and exempt certain compensation arrangements from the requirement to obtain shareholder approval under the Israeli Companies Law.
Nominating, Sustainability and Corporate Governance Committee
. The nominating, sustainability and corporate governance committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, provides oversight in the evaluation of our board of directors and each committee, oversees our policies, programs and strategies related to environmental, social and governance (ESG) matters and develops and recommends to the board a set of corporate governance guidelines. Shai Weiss is the chairman of the nominating, sustainability and corporate governance committee. Ray Rothrock and Tal Shavit Shenhav serve as the other members of our nominating, sustainability and corporate governance committee. The nominating, sustainability and corporate governance committee has adopted a written nominating committee charter.
Employees
As of December 31, 2021, we had 5,805 employees which includes 163 subcontractors (116 subcontractors in 2020 and 106 subcontractors in 2019). Over the past three years, the number of our employees by function was as follows:

	As of December 31,
	2021	2020	2019
Function :
Research, development and quality assurance	1,677	1,500	1,515
Marketing, pre sale, sales and business development	2,509	2,317	2,335
Customer support	905	851	789
Information systems, administration, finance and operation	551	530	513

Total	5,642	5,198	5,152
Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
	2021	2020	2019
Function :
Israel	2,416	2,259	2,260
Americas	1,660	1,580	1,211
Rest of the World	1,566	1,359	1,681

Total	5,642	5,198	5,152
We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership
The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2022. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.
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
The share numbers and percentages listed below are based on shares outstanding as of February 28, 2022.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options	Number of options and RSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	28,369,752	21.6%	Ordinary shares	3,420,000	$114.23 - $123.05	06/06/2022-08/09/2028
All directors and officers as a group (11 persons including Mr. Shwed)(4)	30,172,811	22.7%	Ordinary shares	5,052,189	$83.59 - $132.91	06/08/2022-08/09/2028

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and restricted share units that vest within 60 days after February 28, 2022.

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

(3)	Number of options immediately exercisable or exercisable and restricted share units that vest within 60 days from February 28, 2022.
(4)	Other than Mr. Shwed, none of our executive officers and directors beneficially own more than 1% of our outstanding ordinary shares.
Equity Incentive Plans
The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2021:

Plan	Outstanding options & RSUs	Options outstanding exercise price	Date of expiration of options	Options exercisable
2005 United States Equity Incentive Plan	1,444,559	$82.01-$132.91	06/08/2022-08/09/2028	545,118
2005 Israel Equity Incentive Plan	9,055,789	$72.76-$123.05	06/08/2022-11/17/2028	4,730,587
Dome9 Equity Incentive Plan	1,080	$ 4.98-$ 21.97	05/03/2026-06/27/2028	1,080
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

Accordingly, as of December 31, 2021, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 13,956,707.
As of December 31, 2021, options to purchase 8,160,625 ordinary shares were outstanding under the Equity Plans and the Dome9 Equity Incentive Plan combined. The option exercise prices of the outstanding options as of December 31, 2021 range between $4.98 and $132.91 per share. As of December 31, 2021, 2,340,755 RSUs and PSUs were outstanding under the Equity Plans combined.
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
As of December 31, 2021, options to purchase 1,080 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The options generally have terms of between seven and ten years. The option exercise prices range from
$4.98-$21.97
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
According to the amendments, 750,000 ordinary shares are authorized for issuance under the US ESPP (out of which 565,431 ordinary shares had been issued through December 31, 2021) and 2,000,000 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 1,313,194 ordinary shares had been issued through December 31, 2021).
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
The following table shows information as of December 31, 2021, 2020 and 2019, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2021:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2021		December 31, 2020		December 31, 2019
Gil Shwed	28,369,738	21.4%	28,704,010	20.4%	29,163,983	19.5%
Massachusetts Financial Services Company (3)	7,470,150	5.79%	8,084,127	5.89%	8,764,230	5.76%

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

(3)
As of December 31, 2021, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 2, 2022, as of December 31, 2020, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 11, 2021, and as of December 31, 2019, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 14, 2020. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.
According to our transfer agent, as of December 31, 2021, there were 117 holders of record of our ordinary shares in the United States, representing approximately 84.85% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
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
Description of shares
Our authorized share capital consists of the following: (i) 500,000,000 ordinary shares, NIS 0.01 nominal value; (ii) 5,000,000 preferred shares, NIS 0.01 nominal value; and (iii) 10 deferred shares, NIS 1.00 nominal value. As of February 28, 2022, 128,113,564 ordinary shares were issued and outstanding.
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
During 2021, the list of entities to which we contributed included, among others, the Tel Aviv University and the Yeholot Association. Gil Shwed, our founder and Chief Executive Officer, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of
Tel-Aviv
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
U.S. Tax Cuts and Jobs Act
On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, limited the tax deduction for interest expense to 30% of adjusted taxable income, implemented a “base erosion anti-abuse tax”, repealed the alternative minimum tax, or AMT, for corporations, and limited the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income and eliminates net operating loss carrybacks. At December 31, 2017, we re-measured
certain of our U.S. deferred tax assets and liabilities, based on the new rates at which they are expected to reverse in the future.
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
Equity Based Compensation
The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:
(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2019, 2020 and in 2021, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2021 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 647,640.
(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, we may not deduct expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee, whichever route is selected). As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2021 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 647,640.
(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2019, 2020 and in 2021, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2021 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 647,640.
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
Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% in 2019, 2020 and in 2021) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 3% if the employee’s taxable income in 2019 exceeded NIS 649,560 , and is increased by 3% if the employee’s annual taxable income in 2020 exceeds NIS 651,600 and is increased by 3% if the employee’s annual taxable income in 2021 exceeds NIS 647,640 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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
Credit for Israeli Taxes
Subject to certain conditions and limitations, a U.S. Shareholder of an Israeli corporation may be eligible for a foreign tax credit to offset a portion of the U.S. tax liability assessed on Israeli sourced income when repatriated to the U.S. The U.S. Internal Revenue Code provides a foreign tax credit limitation on the amount of foreign tax credits that may be used during each taxable year. This limitation requires detailed knowledge of the mechanics of the rules proscribed in the code and support regulations. Under no circumstances, can foreign tax credits be used to offset a U.S. tax assessment on U.S. source income, and the credit may not exceed the U.S. tax assessment on foreign in come.
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
Interest Rate Risk
Our exposure to market risk for changes in interest rates relates primarily to our investment in fixed maturity marketable securities. Our marketable securities portfolio includes mainly government and government agencies debt instruments (U.S., European and other) and corporate debt instruments, which are exposed to changes in short-term interest rates. By policy, we limit the amount of credit exposure to any single issuer.
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
The
COVID-19
Pandemic, and its effect on financial markets, have adversely affected the yield in our investment portfolio and may continue to do so. Low, zero, or negative interest rates, reduced liquidity and a slowdown in U.S. or global economic conditions, as well as
COVID-19
Pandemic-related actions, have affected the values of assets in our investment portfolio, and may continue to do so, especially if prolonged.
As of December 31, 2021 securities representing 5% of our investments portfolios are rated as AAA; securities representing 53% of the portfolio are rated between
AA-
and AA+; securities representing 41% of the portfolio are rated between
A-
and A+; securities representing 1% of the portfolio are rated as BBB+ or below.
The table below provides information regarding our investments in cash equivalents and marketable securities, as of December 31, 2021:

	Maturity					Total Par Value	Fair Value at Dec. 31, 2021
	2022	2023	2024	2025	2026

	(in millions)
Marketable securities:
Government and corporate debentures—fixed interest rate	$727.8	$585.5	$568.5	$187.2	$152.1	$2,221.0	$2,262.5
Government-sponsored enterprises debentures	164.6	181.9	167.3	122.5	6.8	643.2	641.4
Government and corporate debentures—floating interest rate	31.2	53.8	23.9	4.5	1.0	114.4	115.1
Cash equivalents:
Money market funds	6.6	-	-	-	-	6.6	6.6
Short term deposits	94.5	-	-	-	-	94.5	94.5

Total	$1,024.7	$821.2	$759.7	$314.2	$159.9	$3,079.7	$3,120.1

Foreign Currency Risk
Most of our sales are denominated in U.S. dollars, and we incur majority of our expenses in U.S. dollar, Israeli Shekel and Euro. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.
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
We entered into forward contracts to hedge the foreign currency exchange impacts on assets and liabilities denominated in various foreign currencies. As of December 31, 2021, the total amount of outstanding forward contracts that did not qualify for hedge accounting was $171.1 million. These contracts were for a period of up to twelve months. The net amount of gains and losses recognized in “financial income, net” during 2021 was a loss of $0.6 million.
During 2021, we entered into forward contracts to hedge against the risk of overall changes in foreign currency exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and Euro. These contracts qualified for cash flow hedge accounting and as such the net amount of gains and losses of $1.8 million in gain was recognized when the related expense were incurred, and classified in operating expenses during 2021. As of December 31 2021, the notional amount of outstanding forward contracts that qualified for cash flow hedge accounting was $155.0 million and their fair value gain amount was $0.7 million.
Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israeli Shekel and Euro having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2021 would result in an increase in operating expenses of $58 million for the year ended December 31, 2021. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.
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
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of December 31, 2021, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules
13a-15(e)
and
15d-15(e)
under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2021, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021.
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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Yoav Chelouche is an “audit committee financial expert” and that he is independent under the applicable Securities and Exchange Commission and Nasdaq Global Select Market rules.
ITEM 16B. CODE OF ETHICS
Our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions as well as to contractors working on a regular basis with Check Point. The Code of Ethics is updated from time to time and was last updated in 2022. The Code of Ethics and Business Conduct is available on our website. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 959 Skyway Road, Suite 300, San Carlos, California 94070 U.S.A; Tel:
650-628-2000;
Email: ir@us.checkpoint.com
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Fees and Services
The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2021 and 2020:

	Year Ended December 31, 2021		Year Ended December 31, 2020
	Amount	Percentage	Amount		Percentage

	(in millions, except percentages)
Audit fees (1)	$0.8	77%	$0.8		77%
Audit related fees (2)		3%	*	)	3%
Tax fees (3)	0.2	20%	0.2		20%

Total	$1.0	100%	$1.0		100%

*)	Represents an amount lower than $0.1 million.
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

Audit committee’s
pre-approval
policies and procedures
Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit
services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval
from the audit committee on an annual basis for the various audit and non-audit
services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2021 and 2020, and will receive during 2022 for non-audit
services in certain categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
As of December 31, 2021 and since we started repurchases programs, we repurchased Check Point’s ordinary shares for an aggregate amount of $11,785 million. On August 5, 2021, we announced the extension of our on-going
share repurchase program by an additional $2 billion. Under the current plan, the Board of Directors authorized repurchases of ordinary shares at the pace of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.
During 2021, we used $1,300 million to repurchase approximately 10.9 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.6	$128	$1,004
February 1 – February 28	1.6	$119	$820
March 1 – March 31	0.5	$114	$760
April 1 – April 30	0.9	$118	$656
May 1 – May 31	1.2	$118	$513
June 1 – June 30	0.7	$118	$435
July 1 – July 31	0.8	$122	$341
August 1 – August 31	1.3	$125	$2,175
September 1 – September 30	0.5	$121	$2,110
October 1 – October 31	0.8	$119	$2,010
November 1 – November 30	1.4	$116	$1,850
December 1 – December 31	0.6	$112	$1,785

Total	10.9	$119

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable
PART III
ITEM 17. FINANCIAL STATEMENTS
Check Point has responded to Item 18.
ITEM 18. FINANCIAL STATEMENTS
See beginning on page
F-1
below.
ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (3)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, as amended

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, as amended

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (4)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (5)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (6)

4.7	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (7)

4.8	Check Point Software Technologies Ltd. Executive Compensation Plan (8)

8	List of subsidiaries (9)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	Inline XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form
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

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 2.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2019.
(3)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(5)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.
(6)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(7)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.
(8)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on May 16, 2019.
(9)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Office

By:	/s/ Tal Payne
Tal Payne
Chief Financial Officer
Date: April 14, 2022

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021
IN U.S. DOLLARS

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 14, 2022, expressed an unqualified opinion thereon.
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
April 14, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 14, 2022 expressed an unqualified opinion thereon.
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
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
Tel-Aviv,
Israel
April
14
, 2022

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In millions

	December 31,
	2021	2020

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$271.9	$255.7
Short-term bank deposits	492.5	214.5
Marketable securities	929.3	1,217.5
Trade receivables, net	597.8	540.8
Prepaid expenses and other assets	46.4	50.1

Total current assets	2,337.9	2,278.6

LONG-TERM ASSETS:
Marketable securities	2,089.7	2,311.9
Property and equipment, net	83.4	88.1
Deferred tax asset, net	51.7	34.4
Intangible assets, net	61.0	38.5
Goodwill	1,196.2	1,002.2
Other assets	80.3	85.5

Total long-term assets	3,562.3	3,560.6

Total assets	$5,900.2	$5,839.2

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)

In millions (except per share data)

	December 31,
	2021	2020

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$9.8	$17.5
Employees and payroll accruals	206.3	220.9
Deferred revenues	1,257.4	1,108.6
Accrued expenses and other liabilities	238.6	196.8

Total current liabilities	1,712.1	1,543.8

LONG-TERM LIABILITIES:
Deferred revenues	449.7	373.3
Income tax accrual	454.9	422.8
Other liabilities	26.4	33.1

Total long-term liabilities	931.0	829.2

Total liabilities	2,643.1	2,373.0

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500.0 shares authorized at December 31, 2021 and 2020; 261.3 shares issued at December 31, 2021 and 2020; 129.1 and 137.2 shares outstanding at December 31, 2021 and 2020, respectively	0.8	0.8
Additional paid-in capital	2,276.7	2,028.4
Treasury shares at cost, 132.2 and 124.1 ordinary sha r es at December 31, 2021 and 2020, respectively	(10,550.7)	(9,319.0)
Accumulated other comprehensive (loss) income	(0.6)	40.7
Retained earnings	11,530.9	10,715.3

Total shareholders’ equity	3,257.1	3,466.2

Total liabilities and shareholders’ equity	$5,900.2	$5,839.2

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

In millions (except per share data)

	Year ended December 31,
	2021	2020	2019
Revenues:
Products and licenses	$513.9	$513.6	$510.8
Security subscriptions	755.2	671.1	610.3
Software updates and maintenance	897.7	880.2	873.7

Total revenues	2,166.8	2,064.9	1,994.8

Operating expenses:
Cost of products and licenses *)	110.7	96.8	90.7
Cost of security subscriptions *)	35.9	26.4	24.6
Cost of software updates and maintenance *)	103.0	96.7	94.5
Amortization of technology	8.5	6.6	5.6

Total cost of revenues	258.1	226.5	215.4

Research and development	292.7	252.8	239.2
Selling and marketing	597.8	569.9	552.7
General and administrative	110.7	111.5	105.7

Total operating expenses	1,259.3	1,160.7	1,113.0

Operating income	907.5	904.2	881.8
Financial income, net	42.1	66.6	80.6

Income before taxes on income	949.6	970.8	962.4
Taxes on income	134.0	124.2	136.7

Net income	$815.6	$846.6	$825.7

Basic earnings per ordinary share	$6.13	$6.03	$5.48

Diluted earnings per ordinary share	$6.08	$5.96	$5.43

*)	Not including amortization of technology shown separately.
The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions (except per share data)

	Year ended December 31,
	2021	2020	2019

Net income	$815.6	$846.6	$825.7

Other comprehensive income (loss)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	(38.5)	21.2	45.8
Gains reclassified into earnings, net of tax	(1.7)	(3.4)	(0.6)

	(40.2)	17.8	45.2

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax	(0.1)	6.4	2.2
Gains reclassified into earnings, net of tax	(1.0)	(5.2)	(1.2)

	(1.1)	1.2	1.0

Other comprehensive income (loss), net of tax	(41.3)	19.0	46.2

Comprehensive income	$774.3	$865.6	$871.9

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions

				Accumulated
		Additional	Treasury	other		Total
	Ordinary	paid-in	shares	comprehensive	Retained	shareholders’
	shares	capital	at cost	income (loss)	earnings	equity

Balance as of January 1, 2019	$0.8	$1,597.8	$(6,844.7)	$(24.5)	$9,043.0	$3,772.4

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (1.3 ordinary shares)	-	65.3	30.0	-	-	95.3
Treasury shares at cost (11.2 ordinary shares)	-	-	(1,278.0)	-	-	(1,278.0)
Stock-based compensation	-	106.7	-	-	-	106.7
Other comprehensive income, net of tax	-	-	-	46.2	-	46.2
Fair value of awards attributable to pre-acquisition services	-	0.5	-	-	-	0.5
Net income	-	-	-	-	825.7	825.7

Balance as of December 31, 2019	0.8	1,770.3	(8,092.7)	21.7	9,868.7	3,568.8

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3.1 ordinary shares)	-	145.4	71.4	-	-	216.8
Treasury shares at cost (11.4 ordinary shares)	-	-	(1,297.7)	-	-	(1,297.7)

Stock-based compensation	-	112.5	-	-	-	112.5
Other comprehensive income, net of tax	-	-	-	19.0	-	19.0
Fair value of awards attributable to pre-acquisition services	-	0.2	-	-	-	0.2
Net income	-	-	-	-	846.6	846.6

Balance as of December 31, 2020	0.8	2,028.4	(9,319.0)	40.7	10,715.3	3,466.2

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2.8 ordinary shares)	-	126.2	67.8	-	-	194.0
Treasury shares at cost (10.9 ordinary shares)	-	-	(1,299.5)	-	-	(1,299.5)
Stock-based compensation	-	120.3	-	-	-	120.3
Other comprehensive income, net of tax	-	-	-	(41.3)	-	(41.3)
Fair value of awards attributable to pre-acquisition services	-	1.8	-	-	-	1.8
Net income	-	-	-	-	815.6	815.6

Balance as of Dece m ber 31, 2021	$0.8	$2,276.7	$(10,550.7)	$(0.6)	$11,530.9	$3,257.1

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$815.6	$846.6	$825.7
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	20.6	18.9	16.7
Amortization of premium and accretion of discount on marketable securities, net	21.0	9.4	2.0
Realized gain on sale of marketable securities, net	(1.4)	(4.5)	(0.7)
Amortization of intangible assets	10.1	8.2	7.3
Stock-based compensation	120.3	112.5	106.7
Deferred income tax	(4.0)	10.5	9.5
Increase in trade receivables, net	(51.6)	(45.0)	(0.4)
Decrease in prepaid expenses and other assets	1.2	20.2	15.5
Increase (decrease) in trade payables	(7.7)	1.6	(4.8)
Increase (decrease) in employees and payroll accruals	(8.9)	36.1	39.8
Increase in income tax accrual and accrued expenses and other liabilities	66.4	46.1	34.6
Increase in deferred revenues	216.8	95.2	48.7
Other	5.5	5.2	3.7

Net cash provided by operating activities	1,203.9	1,161.0	1,104.3

Cash flows from investing activities:

Proceeds from short-term bank deposits	214.5	-	4.9
Proceeds from maturity of marketable securities	1,551.7	2,299.7	2,140.1
Proceeds from sale of marketable securities	184.1	318.6	167.4
Investment in marke t able securities	(1,297.5)	(2,460.2)	(2,188.9)
Investment in short-term bank deposits	(492.5)	(213.9)	-
Cash paid in conjunction with acquisitions, net of acquired cash	(219.7)	(23.1)	(37.6)
Purchase of property and equipment	(15.9)	(19.3)	(25.9)

Net cash provided by (used in) investing activities	$(75.3)	$(98.2)	$60.0

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

In millions

	Year ended December 31,
	2021	2020	2019
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$194.0	$216.8	$95.3
Purchase of treasury shares at cost	(1,299.5)	(1,297.7)	(1,278.0)
Payments related to shares withheld for taxes	(6.9)	(5.4)	(6.0)

Net cash used in financ i ng activities	(1,112.4)	(1,086.3)	(1,188.7)

Increase (decrease) in cash and cash equivalents	16.2	(23.5)	(24.4)
Cash and cash equivalents at the beginning of the year	255.7	279.2	303.6

Cash and cash equivalents at the end of the year	$271.9	$255.7	$279.2

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$101.0	$90.8	$87.3

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	1.8	0.2	0.5
Operating lease liabilities arising from obtaining right of use assets	$1.4	$10.3	$33.4

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

b.
During 2021, 2020 and 2019, approximately 40%, 39% and 37% of the Company’s revenues were derived from two channel partners, respectively. Revenues derived from one channel partner in 2021, 2020 and 2019 were 24%, 22% and 19%, respectively, and revenues derived from the other channel partner in 2021, 2020 and 2019 were 16%, 17%, and 18%, respectively, of the Company’s revenues in such years. Trade receivable balances from these two channel partners aggregated to $271.8 and $236.6 as of December 31, 2021 and 2020, respectively.

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

Starting January 1, 2020, the Company is utilizing a current expected credit losses (CECL) model for financial instruments measured at amortized cost, including its accounts receivables.

As of December 31, 2021 and 2020, trade receivable, net, were $597.8 and $540.8, respectively, and the allowances of trade receivable were insignificant.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Bad debt and total write offs expenses during 2021, 2020 and 2019 were insignificant.

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

Starting January 1, 2020, in accordance with Accounting Standards Update
No. 2016-13,
Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the company’s ability and intent to hold the investment until a forecasted recovery occurs. Allowance for credit losses on AFS debt securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

No credit losses were recorded for the years ended December 31, 2021 and 2020.

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
components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

As of December 31, 2021 the Company recognized total ROU assets of $22.0, with corresponding liabilities of $23.3 on the consolidated balance sheets.

Rent expenses for the years ended December 31, 2021, 2020 and 2019, were $8.1, $13.1 and $11.1 respectively.

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

When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to future expected cash flows from acquired technology and acquired trademarks and tradenames from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred (see also Note 3).

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

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”)
No. 2017-04,
Intangibles—Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

The Company operates in one operating segment, and this segment is the only reporting unit. The Company performs the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.

During the years 2021, 2020 and 2019, no impairment losses have been identified.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except
per
share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Intangible assets, net:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 4 to 20 years. These intangible assets consist of core technology, customer relationship, trademarks and trade names which are amortized over their estimated useful lives.

m.	Impairment of long-lived assets including intangible assets subject to amortization:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2021, 2020 and 2019, no impairment losses have been identified.

n.	Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2021 and 2020, the Company has not accrued any significant liability in respect with this exposure.

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

Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,108.6 and $1,011.9 for the year ended December 31, 2021 and December 31, 2020, respectively.

Revenues expected to be recognized from remaining performance obligations were $2,013.6 and $1,679.8 as of December 31, 2021 and December 31, 2020, respectively. Of the balance as of December 31, 2021 the Company expects to recognize approximately $1,366.5 over the next 12 months and the remainder thereafter.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $10.4 and $6.9 as of December 31, 2021 and 2020, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets.

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2021 and 2020, the amount of deferred commission was $17.1 and $18.1, respectively, and is included in other long term assets on the balance sheets. During the years ended on December 31, 2021, 2020 and 2019 the Company recorded amortization expenses in connection with deferred commissions in the amount of $11.6, $15.3 and $13.1, respectively.

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

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. The Company’s matching contribution to the plan were insignificant for the years ended December 31, 2021, 2020 and 2019.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2021, 2020 and 2019, were $4.1, $3.7 and $5.2 respectively.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2021 and 2020, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $171.1 and $396.2, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2021, 2020 and 2019 were $(0.6), $24.8 and $16.7, respectively. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2021 and 2020 was insignificant.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel and in Euro. As of December 31, 2021 and 2020, the Company had outstanding forward contracts in the notional amount of $155.0 and $37.7, respectively. These contracts were for a period of up to twelve months.

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

During 2021, 2020 and 2019 gains in the amount of $1.1, $5.9 and $1.3, respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2021 and 2020 was insignificant.

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 4.9, 6.2 and 4.9 for 2021, 2020 and 2019, respectively.

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
The fair value of options granted and Employee Stock Purchase Plan in 2021, 2020 and 2019 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
Employee Stock Options	2021	2020	2019

Employee Stock Options
Expected volatility	25.28%	23.63%	20.78%
Risk-free interest rate	0.65%	0.32%	1.98%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.22	4.15	4.11

Employee Stock Purchase Plan

Expected volatility	22.44%	36.58%	18.59%
Risk-free interest rate	0.24%	0.05%	0.8%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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

ad.	Recently Adopted Accounting Pronouncements:
In October 2021, the FASB issued ASU No. 2021-08, Business Combination (Topic 805): Accounting for Contract Assets and Liabilities from Contracts with Customers, which requires an acquirer to recognize and measure contract assets and liabilities acquired in a business combination in accordance with Revenue from ASC 606 rather than adjust them to fair value at the acquisition date. The Company early adopted this guidance in the fourth quarter of 2021, retroactively applying it to all business combinations since January 1, 2021. The adoption did not have a material effect on its consolidated financial statements.

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
On September 1, 2021
, the Company completed the acquisition of all outstanding shares of Avanan Inc. (“Avanan”), a privately-held
US-based
company providing cloud email security, and the developer of a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines. The Company acquired Avanan for total consideration of approximately $227.1.
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
The Company accounted for this transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on their estimated fair values, as presented in the following table:

	Weighted Average Useful Life	Amount
Goodwill		$194.2
Core technology	8 Years	26.7
Customer relationship	4 Years	5.8
Net assets assumed		0.4

Total		$227.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 4:-	CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2021	2020
Cash and cash equivalents:
Cash	$170.8	$204.4
Money market funds	6.6	14.5
Short term deposits	94.5	36.8

Total Cash and cash equivalents	271.9	255.7

Short-term bank deposits:	492.5	214.5

Marketable securities:
Government and corporate debentures—fixed interest rate	2,262.5	2,626.9
Government-sponsored enterprises debentures	641.4	714.7
Government and corporate debentures—floating interest rate	115.1	187.8

Total Marketable securities	3,019.0	3,529.4

Total Cash and cash equivalents, short-term bank deposits and marketable securities	$3,783.4	$3,999.6

The gross unrealized gains on the Company’s marketable securities were $14.2 and $51.4 as of December 31, 2021 and 2020, respectively. The gross unrealized losses on the Company’s marketable securities were $15.7 and $0.4 as of December 31, 2021 and 2020, respectively. All marketable securities in unrealized loss position are in continuous loss of less than 12 months or insignificant.
The following table classifies the Company’s marketable securities by contractual maturities:

	December 31,
	2021		2020
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Contractual maturity year:
Within one year	$929.3	$925.8	$1,217.5	$1,211.8
After one year through five years	2,089.7	2,094.7	2,311.9	2,266.6

Total	$3,019.0	$3,020.5	$3,529.4	$3,478.4

As of December 31, 2021 and 2020, interest receivable amounted to $15.3 and $19.5, respectively, and is included within prepaid expenses and other assets in the balance sheets.

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
The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31,
	2021			2020
	Fair value measurements using input type			Fair value measurements using input type
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash equivalents
Money market funds	$6.6	$-	$6.6	$14.5	$-	$14.5
Short term deposits	94.5	-	94.5	36.8	-	36.8
Short-term bank deposits	492.5	-	492.5	214.5	-	214.5
Marketable securities:
Government and corporate debentures - fixed interest rate	-	2,262.5	2,262.5	-	2,626.9	2,626.9
Government-sponsored enterprises debentures	-	641.4	641.4	-	714.7	714.7
Government and corporate debentures - floating interest rate	-	115.1	115.1	-	187.8	187.8
Foreign currency derivative contracts	-	0.7	0.7	-	2.5	2.5

Total financial assets	$593.6	$3,019.7	$3,613.3	$265.8	$3,531.9	$3,797.7

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:
Computers and peripheral equipment	$66.8	$61.3
Office furniture and equipment	7.4	8.4
Building	78.5	78.9
Leasehold improvements	28.5	26.4

	181.2	175.0
Accumulated depreciation	97.8	86.9

Property and equipment, net	$83.4	$88.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

	2021	2020
Balance as of January 1	$1,002.2	$981.9
Acquisitions	194.0	20.3

Balance as of December 31	$1,196.2	$1,002.2

b.	Intangible assets, net:

	Useful	December 31,
	Life	2021	2020
Original amount:
Core technology	8	$82.2	$55.4
Trademarks and trade names	15 – 20	25.5	25.5
Customer relationship	4	5.8	-

		113.5	80.9

Accumulated amortization:
Core technology		28.0	20.0
Trademarks and trade names		24.0	22.4
Customer relationship		0.5	-

		52.5	42.4

Intangible assets, net:
Core technology		54.2	35.4
Trademarks and trade names		1.5	3.1
Customer relationship		5.3	-

		$61.0	$38.5

Intangible assets which were fully amortized as of the prior year, are disposed from the original amount and the accumulated amortization balances.
The estimated future amortization expense of Intangible assets as of December 31, 2021 is as follows:

2022	$12.1
2023	10.5
2024	10.2
2025	9.7
2026	7.6
Thereafter	10.9

$61.0

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 8:-	DEFERRED REVENUES
Deferred revenues consisted of the following:

	December 31,
	2021	2020

Security subscriptions	$801.1	$678.5
Software updates and maintenance	869.2	775.4
Other	36.8	28.0

	$1,707.1	$1,481.9

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. Substantially all of the remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	December 31,
	2021	2020

Accrued products and licenses costs	$102.5	$96.4
Marketing expenses payable	9.8	7.1
Income tax payable	28.1	11.9
Legal accrual	39.5	32.6
Other accrued expenses	58.7	48.8

	$238.6	$196.8

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES
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
Income not eligible for Preferred Enterprise benefits is taxed at a regular rate of 23%.
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
non-Israeli
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
The tax liability, as calculated in dollar is translated into New Israeli Shekels according to the exchange rate as of December 31 of each year.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

b.	Income taxes of non-Israeli subsidiaries:
Non-Israeli
subsidiaries are taxed according to the tax laws in their respective countries of residence.
The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $467.9 and unrecognized deferred tax liability related to such earning amounted to $83.6 as of December 31, 2021.

c.	Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2021 and 2020, the Company’s deferred taxes were in respect of the following:

	December 31,
	2021	2020

Carry forward tax losses	$83.7	$81.5
Employee share based compensation	29.2	27.6
Deferred revenues	5.6	10.5
Tax credits	23.9	23.2
Other	23.5	15.9

Deferred tax assets before valuation allowance	165.9	158.7
Valuation allowance – mainly in respect to carryforward losses	(56.7)	(59.2)

Deferred tax asset	109.2	99.5

Intangible assets	(31.3)	(21.0)
Undistributed earnings of subsidiary	(9.9)	(9.9)
Other	(1.7)	(14.2)

Deferred tax liability	(42.9)	(45.1)

Deferred tax asset, net	$66.3	$54.4

*) As of December 31, 2021 and 2020 unrecognized tax benefit in the amounts of $14.6 and $20.0 was presented net from deferred tax asset.
Through December 31, 2021, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $307.1 expiring gradually beginning 2022, mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2021, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $73.1, which expires between fiscal years 2022 and fiscal 2040, and is subject to limitations on their utilization.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

Through December 31, 2021, the U.S. subsidiaries had federal and states research and development tax credits of approximately $24.2, which expire between fiscal years 2022 and fiscal 2040 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2021	2020	2019

Domestic	$917.9	$896.8	$881.1
Foreign	31.7	74.0	81.3

	$949.6	$970.8	$962.4

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2021	2020	2019

Domestic taxes:
Current	$130.9	$112.0	$111.9
Deferred	(1.1)	0.8	2.0

	129.8	112.8	113.9

Foreign taxes:
Current	7.1	1.7	15.3
Deferred	(2.9)	9.7	7.5

	4.2	11.4	22.8

Taxes on income	$134.0	$124.2	$136.7

f.
The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2021		2020

Beginning balance		$442.8		$412.9
Increases related to tax positions taken during prior years		47.2		49.4
Decreases related to statute of limitations		(77.2)		(72.8)
Increases related to tax positions taken during the current year		56.7		53.3

Ending balance	$	*) 469.5	$	*)442.8

*) As of December 31, 2021 and 2020 unrecognized tax benefit in the amounts of $14.6 and $20.0 was presented net from deferred tax asset.
Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that $61.1 out of the unrecognized tax benefit liability will be adjusted within 12 months due to statute of limitations.
During the years ended December 31, 2021, 2020 and 2019, the Company recorded $9.7, $(0.6) and $4.2, respectively for interest expense (income) related to uncertain tax positions. As of December 31, 2021 and 2020, the Company had accrued interest liability related to uncertain tax positions in the amounts of $44.1 and $34.3, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2021 and 2020.
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
The Company believes it had adequately provided for all of its uncertain tax positions, including those items currently under dispute.

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
Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2021	2020	2019

Income before taxes as reported in the statements of income	$949.6	$970.8	$962.4

Statutory tax rate in Israel	23%	23%	23%

Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(11%)	(11%)	(11%)
Others, net	2%	1%	2%

Effective tax rate	14%	13%	14%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.80	$0.73	$0.66

*) Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.80	$0.72	$0.65

NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	General:
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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share repurchase:
On August 5, 2021 the Company announced the expansion of the Company’s on-going
share repurchase program by an additional $2,000. Under the share repurchase program, as extended, the Company is authorized to continue to repurchase up to $325 each quarter.
As of December 31, 2021, the Company repurchased ordinary shares for an aggregate amount of $11,785.1. During 2021, 2020 and 2019 the Company repurchased 10.9, 11.4, and 11.2 shares for an aggregate amount of $1,299.5, $1,297.7 and $1,278.0, respectively.

c.	Stock Options, RSUs and PSUs:
In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014 and in July 2018: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.
Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance RSUs (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four years of employment. Options, RSUs and PSUs that are cancelled or forfeited before expiration become available for future grants. The number of PSUs granted to sales employees is equal to the amount of compensation earned (based on the employee’s level) divided by the fair value of the ordinary share at the grant date. RSUs generally vest over a four years
period of employment from the grant date while PSUs generally vest over a two years period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.
Under the Equity Incentive Plans, the Company’s
non-employee
directors receive on an annual basis options and RSUs grant. Following the amendments to the Equity Incentive Plans in July 2018, commencing December 31, 2018, on December 31st of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Incentive Plans together shall be annually reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date).

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
As of December 31, 2021, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

2021
Stock Options outstanding	8.2
RSU outstanding	2.2
PSU outstanding	0.1
Ordinary shares available for issuance under the Equity Incentive Plans	3.4

Total Reserved and Authorized Shares as of December 31, 2021	13.9

As of December 31, 2021 the aggregate amount of shares, stock options, RSU and PSU outstanding is 139.6.
A summary of the Company’s stock option activity and related information is as follows:

	Options	Weighted average exercise price	Aggregate intrinsic value
	2021

Outstanding at beginning of year	9.4	$106.99	$244.3
Granted	1.0	$121.59
Exercised	(1.9)	$88.20
Forfeited	(0.3)	$112.99

Outstanding at December 31, 2021	8.2	$113.07	$37.1

Exercisable at December 31, 2021	5.3	$111.67	$27.6

The weighted average fair values at grant date of options granted for the years ended December 31, 2021, 2020 and 2019 with an exercise price equal to the market value at the date of grant were $25.9, $22.0 and $22.8 per share, respectively.
The total intrinsic value of options exercised during the years 2021, 2020 and 2019 was $65.1, $81.7 and $25.4, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the outstanding stock options as of December 31, 2021 and 2020, represents the intrinsic value of 6.5 and 9.4 outstanding options that are in-the-money
as of such dates. The remaining 1.7 and 5.8 outstanding options are out-of-the-money
as of December 31, 2021 and 2020, and their intrinsic value was considered as zero.
A summary of the Company’s RSUs and PSUs activity is as follows:

	Year ended December 31, 2021
	RSUs	PSUs		Total

Unvested at beginning of year	1.7	-		1.7
Granted	1.5	0.1		1.6
Vested	(0.6)	*	)	(0.6)
Forfeited	(0.4)	*	)	(0.4)

	2.2	0.1		2.3

*)    Represents an amount lower than 0.1
The weighted average fair values at grant date of RSUs granted for the years ended December 31, 2021, 2020 and 2019 were $120.1, $105.3 and $113.3 per share, respectively.
The total fair value of shares vested during the years 2021, 2020 and 2019 was $66.8, $49.6 and $47.0, respectively.
As of December 31, 2021, the Company had approximately $281.6 of unrecognized compensation expense related to non-vested
stock options and
non-vested
RSU’s and PSU’s, expected to be recognized over a weighted average period of 2.0 years.

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
As of December 31, 2021, 1.9 ordinary shares had been issued under the amended ESPP plan.
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

During 2021, 2020 and 2019, employees purchased 0.4, 0.4 and 0.3 ordinary shares at average prices of $105.3, $95.4 and $95.2 per share, respectively.
In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2021, 2020 and 2019, the Company recognized $10.9, $10.2 and $8.0, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:
Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of income as follows:

	Year ended December 31,
	2021	2020	2019

Cost of revenues	$4.8	$4.5	$4.4
Research and development	31.8	23.5	18.9
Selling and marketing	42.8	36.8	28.8
General and administrative	40.9	47.7	54.6

	$120.3	$112.5	$106.7

NOTE 13:-	EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2021	2020	2019

Net income	$815.6	$846.6	$825.7

Weighted average ordinary shares outstanding	133.1	140.5	150.6

Dilutive effect:
Employee stock options, RSUs and PSUs	1.0	1.5	1.5

Diluted weighted average ordinary shares outstanding	134.1	142.0	152.1

Basic earnings per ordinary share	$6.13	$6.03	$5.48

Diluted earnings per ordinary share	$6.08	$5.96	$5.43

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
The following table presents total revenues and property and equipment, net for the years ended December 31, 2021, 2020 and 2019, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2021	2020	2019

Americas	$922.8	$929.8	$912.7
Europe, Middle East and Africa	980.8	891.4	849.9
Asia Pacific	263.2	243.7	232.2

	$2,166.8	$2,064.9	$1,994.8

*)	Starting 2019, Middle East and Africa are part of the “Europe Middle East and Africa” region, while before it was part of “Asia Pacific, Middle East and Africa” region.

2.	Property and equipment, net:

	December 31,
	2021	2020

Israel	$73.2	$76.8
U.S.	5.3	5.4
Rest of the world	4.9	5.9

	$83.4	$88.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 14:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

b.	Summary information about product lines:
The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2021, 2020 and 2019 by product lines:

	Year ended December 31,
	2021	2020	2019

Product and licenses:
Network security Gateways	$480.5	$472.4	$455.9
Other*)	33.4	41.2	54.9

	513.9	513.6	510.8
Security subscriptions	755.2	671.1	610.3
Software updates and maintenance	897.7	880.2	873.7

Total revenues	$2,166.8	$2,064.9	$1,994.8

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

c.	Financial income, net:

	Year ended December 31,
	2021	2020	2019

Financial income:
Interest income	$66.1	$78.2	$93.3

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	21.0	9.4	2.0
Realized (gain) on sale of marketable securities, net	(1.4)	(4.5)	(0.7)
Foreign currency re-measurement (gain) loss	(0.2)	4.5	8.9
Others	4.6	2.2	2.5

	24.0	11.6	12.7

	$42.1	$66.6	$80.6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 15:-	SUBSEQUENT EVENTS

On February 3, 2022, the Company completed the acquisition of Spectral Cyber Technologies Ltd. (“Spectral”), a privately-held lightning-fast, developer-first cybersecurity solution that acts as a control-plane over source code and other developer assets
— — — ——