Form 20-F
period 2022-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2023-04-27
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Shira Yashar, Adv.
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022. 120,761,971 ordinary shares, nominal value NIS 0.01 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).
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

•

economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, the COVID-19 pandemic, global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or war, including the Russia-Ukraine armed conflict and the tension between China and Taiwan.

In 2021 and 2022, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including economic and political uncertainty, rising interest rates, inflation, the COVID-19 pandemic, the war in Ukraine, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Fortinet Inc., Palo Alto Networks, Inc. and SonicWall Inc. and other companies in the network security space. We also compete with several other companies, including Zscaler, Inc., Trellix, Trend Micro Inc., NortonLifeLock Inc., Lookout, Inc., Zimperium, Inc, CrowdStrike Holdings, Inc., SentinelOne, Inc., Sophos Group plc, Proofpoint, Inc., Broadcom, Inc. Mimecast Limited, Microsoft Corp. and Wiz Ltd., with respect to specific products that we offer.

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

In addition, following the Russia-Ukraine armed conflict, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate, which affect our exports or sales into Russia and Belarus and create difficulties in business planning and forecasting due to the uncertainty of the impact of the war on aspects of our business, such as on our distributors, resellers and end-customers. Our efforts to comply with such measures may be costly and time consuming. We take precautions to ensure that we and our partners comply with all relevant sanctions-related regulations, any alleged or actual failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties. The sanctions and other macroeconomic effects of the war may also result in the devaluation of the local currency and other inflationary effects.

The COVID-19 pandemic and efforts to mitigate its impact have significantly curtailed the movement of people, goods and services worldwide in 2020 and 2021 and to a lesser extent in 2022, including in the geographic areas in which we conduct our business operations and from which we generate our revenue. It has also caused societal, economic and financial market volatility, resulting in business shutdowns and reduced business activity.

The COVID-19 pandemic has disrupted and may continue to disrupt the operations of our customers and partners, particularly our customers in industries, including travel and entertainment that have been especially impacted by the pandemic. Other disruptions or potential disruptions resulting from the COVID-19 pandemic include global supply chain disruptions which impacted the availability of raw products and resulted in prolonged shipping and delivery times across a variety of industries, restrictions on our personnel and the personnel of our partners to travel and access customers, delays in product development efforts, working in the hybrid model bringing employees to the office for part of the work week which may negatively impact employees who wish to work remotely full time, and additional government requirements or other incremental mitigation efforts that may further impact our business and results of operations. To the extent the COVID-19 pandemic continues to adversely affect our business and financial condition, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

Our business depends on our current and prospective customers’ ability and willingness to invest money in our products and security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. The negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, or inflation, and the potential for regional or global recessions could cause a decrease in corporate spending on cybersecurity software. Other matters that influence customer confidence and spending, such as, political unrest, public health crises, including COVID-19, terrorist attacks, armed conflicts (such as the ongoing conflict between Russia and Ukraine), rising energy costs, and natural disasters, could also negatively affect our customers’ spending on our products and services. The armed conflict involving Russia and Ukraine has resulted in sanctions which restrict the selling of goods, services, or technology in affected regions. The instability in these regions could further exacerbate the macroeconomic impacts on a global scale.

Negative economic conditions may cause existing and prospective customers to reduce their spending. Customers may delay or cancel cybersecurity projects or seek to lower their costs by renegotiating renewals or maintenance and support agreements. Further, customers or channel partners may be more likely to refrain from making payments and/or make late payments in worsening economic conditions. If the economic conditions of the general economy or industries in which we operate continue to worsen from present levels, our business, results of operation and financial condition could be adversely affected.

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

We are subject to risks relating to acquisitions

We have made acquisitions in the past, including the acquisitions of Spectral in 2022, Avanan in 2021, and Odo Security in 2020, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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

These financing activities or expenditures could harm our business, results of operations and financial condition or the price of our ordinary shares. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, or at all, to complete acquisitions. In addition, we may not be able to integrate acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of any future acquisition. We may also not achieve the anticipated benefits from the acquired businesses due to a number of factors, including:

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

Competition for highly skilled personnel is intense

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel, at an appropriate cost, with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs. In recent years, the industry has experienced record growth and activity and as a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a shortage of skilled human capital. Similar competition for highly skilled personnel exists in the U.S. and in other markets in which we operate. Failure to retain or attract qualified personnel, at an appropriate cost, could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Dependence on Third-Parties

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2022, 2021 and 2020, we derived approximately 60%, 58% and 57%, respectively, of our sales from our ten largest distributors. In 2022, 2021 and 2020, our two largest distributors accounted for approximately 40%, 40% and 39% of our sales, respectively. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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

Many components, subassemblies, and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. The majority of our hardware is manufactured in Taiwan. Any increase in the tension between China and Taiwan, could adversely affect our manufacturing operations in Taiwan. Although we do not manufacture in China, some of our component parts are sourced from China. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies, or modules and limited control over pricing, quality, and timely delivery of components, subassemblies or modules. Such risks could become exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns and border closings, as well as travel restrictions such as those experienced in 2020 and 2021 due to the COVID-19 pandemic. For example, global supply chain disruptions in the first half of 2022 impacted the availability of raw products and resulted in prolonged shipping and delivery times. While we continue to monitor the global effects of the COVID-19 pandemic on the supply chains in which we rely, any material supply chain disruption could negatively impact our business, financial condition and results of operations. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. We are already seeing delays which could have a material adverse impact on our business.

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

We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims

Our products contain certain technology that we license from other companies. Third-party developers or owners of technologies may not be willing to enter into, or renew, license agreements with us regarding technologies that we may wish to incorporate in our products, either on acceptable terms or at all. If we cannot obtain licenses to these technologies, we may be at a disadvantage compared with our competitors who are able to license these technologies. In addition, when we do obtain licenses to third-party technologies that we did not develop, we may have little or no ability to determine in advance whether the technology infringes the intellectual property rights of others. In the event such third-party developers and owners are otherwise unable to provide such technology or services to us, our ability to provide our products and services could be disrupted. This includes mandated government shutdowns. Our suppliers and licensors may not be required or may not be able to indemnify us in the event that a claim of infringement is asserted against us, or they may be required to indemnify us only up to a maximum amount, above which we would be responsible for any further costs or damages. Any failure to obtain licenses to intellectual property or any exposure to liability as a result of incorporating third-party technology into our products could materially and adversely affect our business, results of operations and financial condition.

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

In addition, we are subject to the continuous examination by tax authorities around the world. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review, investigation or audit could have a negative effect on our financial position and results of operations. We regularly assess the likelihood of adverse outcomes resulting from these examinations, and audits to determine the adequacy of our provision for income and other taxes, but the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made. There can be no assurance that the outcomes from continuous examinations will not have an adverse effect on our business, financial condition and results of operations.

In particular, following audits of our 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to the Company outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 428 million (approximately $122 million), not including an amount of NIS 418 million (approximately $119 million) related to expenses that will be deductible in future years , with respect of these four tax years (these amounts include interest through December 31, 2022). We believe we have good arguments against these orders and intend to file an appeal.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 74 million (approximately $21 million), not including an amount of NIS 94 million (approximately $27 million) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest through December 31, 2022). There can be no assurance that the ITA will accept the Company’s positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which, among other provisions, reduced the U.S. corporate tax rate from 35% to 21%, limited the tax deduction for interest expense to 30% of adjusted taxable income, implemented a “base erosion anti-abuse tax”, repealed the alternative minimum tax, or AMT, for corporations, limited the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income, eliminated net operating loss carrybacks, and beginning in 2022 eliminated the option to deduct research and development expenditures currently and required taxpayers to capitalize and amortize them over five or fifteen years.

The base erosion and profit shifting (“BEPS”) project undertaken by the OECD may have adverse consequences to our tax liabilities. The first pillar of BEPS’s project is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises that sell goods and services into countries with minor or no local physical presence. We do not expect to be within the scope of this first Pillar.

In December 2022, the Council of the EU (i.e., the EU Member States) unanimously adopted the Directive on BEPS’s Pillar 2 ensuring a global minimum level of taxation at the rate of 15% for multinational enterprise (MNE) groups and large-scale domestic groups, with an annual global turnover exceeding €750 million, in the Union (the Directive). EU Member States are anticipating to integrate the provisions of the Directive into their national laws by December 31, 2023 and generally apply these provisions for fiscal years starting on or after December 31, 2023. It is anticipated that we would be effected from the adoption of Pillar 2’s rules, however it remains difficult to predict the magnitude of the effect of such new rules on our financial results. We are currently monitoring the new rules and awaiting further guidance and local legislation in the relevant jurisdictions.

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

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations and inflation;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	widespread health emergencies or pandemics, such as the COVID-19 pandemic;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	increased tax rates;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which have an impact on our financial statements based on currency rate fluctuations.

Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data. These privacy and data protection related laws and regulations, as demonstrated by the examples below, continue to evolve. New or modified laws and regulations are proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.

For example, the General Data Protection Regulation (“GDPR”) (which is applicable in both the EU and the UK), imposes stringent requirements for data processors and controllers. Such requirements include amongst other things, obligations to: i) provide data subjects with fulsome disclosures about the processing of personal information; ii) adhere to reasonable data retention limits; iii) comply with deletion requirements and requests; iv) comply with mandatory notification requirements in the case of a data breach and v) adhere to elevated standards regarding valid consent in some specific cases of data processing and vi) comply with stringent data transfer obligations (which have, since 2020, become more challenging to address). The GDPR also includes potentially severe penalties for failure to comply, inter alia, a fine up to 20 million Euros or up to 4% of the annual worldwide turnover, whichever is greater, which can be imposed. Compliance with these stringent requirements on privacy user notifications and data handling (both as they apply to us but also our customers) could increase our financial risk exposure, require us to adapt our business in order to comply with the GDPR requirements and incur additional costs.

Additionally, the United States has state-level data privacy laws and their fragmented regulations increase the burden of compliance. In California, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for consumers and privacy related operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which became effective on January 1, 2023. The CPRA, amongst other things, added new privacy rights and increased regulation on online advertising. Additionally, the CCPA and CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. Additional US States have introduced or are introducing comprehensive privacy laws including Virginia which enacted the Virginia Consumer Data Protection Act (“VCDPA”) on March 2, 2021, which became effective on January 1, 2023. Following California and Virginia, Colorado enacted a comprehensive privacy law with the passage of the Colorado Privacy Act (“CoPA”) on July 8, 2021 which becomes effective on July 1, 2023. The fourth comprehensive data privacy law in the United States is the Utah Consumer Privacy Act (“UCPA”), which was enacted on March 24, 2022 and will take effect on December 31, 2023. Connecticut has also enacted a comprehensive data privacy law, the Connecticut Data Privacy Act (“CTDPA”), which was enacted on May 10, 2022, and which will be in effect from July 1, 2023.

Other jurisdictions have also enacted and strengthened data protection laws, which have increased the cost of complying with them for businesses. In Latin America, Brazil’s Lei Geral de Proteção de Dados (LGPD), one of the most impactful data protection laws in Latin America, came into force in August 2020 although the penalties provided by the law did not become enforceable until August 2021. The LGPD is largely aligned to the GDPR. In China, Personal Information Protection Law of the People’s Republic of China (“PIPL”) took effect on November 1, 2021. The PIPL has parallels with the GDPR given that is has extra-territorial effect, applying to data processing activities in China and outside of China in certain circumstances. In Australia, the Privacy Legislation Amendment (Enforcement and Other Measures) Bill 2022 was passed on November 28, 2022 and entered into force on December 13, 2022. This law enhances the sanctions and the maximum penalty is the greater of: (i) $50 million AUD; (ii) three (3) times the value of the benefit derived by the company from the breach; or (iii) 30% of the company’s adjusted turnover (if the value of the benefit cannot be derived).

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

In connection with our Annual Report for fiscal 2022, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2022, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2022. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of February 28, 2023, our directors and executive officers owned approximately 21% of the voting power of our outstanding ordinary shares, or 24.6% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of February 28, 2023 and RSUs and PSUs vesting within 60 days of February 28, 2023. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of general corporate purposes, which may include acquisitions, share repurchases and other purposes. Our cash, cash equivalents, short-term bank deposits and fixed-income marketable securities totaled $3,503 million as of December 31, 2022. The performance of the debt capital markets affects the market values of funds that are held in marketable securities. These assets are subject to price fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency upgrades / downgrades that may impair some or all of their value, or unexpected changes in the financial markets’ healthiness worldwide.

We expect that market conditions will continue to fluctuate and the fair value of our investments may be affected accordingly. Moreover, in case we would like to liquidate some of our investments into cash – we are dependent on market conditions and liquidity opportunities, which may be impacted by economic, social, or political conditions, including, without limitation, conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, the COVID-19 pandemic, global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or war, including the significant military action against Ukraine launched by Russia.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, foreign exchange rates, amount of any share repurchases, acquisitions that we may execute and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework and subject to our investment policy. Our investment portfolio is invested primarily in fixed-income securities and short-term bank deposits, and is affected primarily by changes in interest rates and credit spreads. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, such as the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy. Any significant decline in our financial income or the value of our investments due to changes in interest rates, interest rate expectations, credit spreads, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our fixed income securities, while limiting credit risk by setting a maximum concentration limit per issuer as well as setting minimum credit rating requirement. Our fixed income investment portfolio consists primarily of government bonds, securities issued by government agencies and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, a turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments in fixed maturity securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported the cumulative changes in the fair value of our fixed income securities as part of our income, our reported net income for the year ended December 31, 2022, would have decreased by $95 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2022, we incurred approximately 46% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. As such, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including payroll related costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2022, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2022, our total outstanding forward contracts that hedge against these fluctuations in foreign currency exchange rates were $266 million.

In addition, we entered into forward contracts to hedge the impact of fluctuations in exchange rates on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2022, the total amount of outstanding forward contracts that did not qualify for hedge accounting, was $208 million. We may use derivative financial instruments, such as foreign exchange forward contracts, put and call options, and others, to mitigate the risk of fluctuations changes in foreign exchange rates on assets, cash flows receivables and payables denominated in certain currencies. We may not be able to purchase derivative instruments adequate to fully protect us from foreign currency exchange risks.

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

Changes in foreign exchange rates around the globe, could have an adverse impact on our business and results of operations. These changes may have an impact on some of our expenses which are paid in local currencies (non US dollar), as well as an impact on our non-US customers which have their financials in non-US dollar currencies.

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

Third parties might attempt to gain unauthorized access to our network or seek to compromise our products and services

We regularly face attempts by others to gain unauthorized access through the Internet or to introduce malicious software to our information technology (IT) systems. Additionally, malicious hackers may attempt to gain unauthorized access and corrupt the processes of hardware and software products that we manufacture and services we provide. There are also increased threats of attacks as retaliation for sanctions imposed against Russia as a result of the significant military action against Ukraine launched by Russia. We or our products are a frequent target of computer hackers and organizations that intend to sabotage, take control of, or otherwise corrupt our manufacturing or other processes and products. We are also a target of malicious attackers who attempt to gain access to our network or data centers or those of our customers or end users; steal proprietary information related to our business, products, employees, and customers; or interrupt our systems or those of our customers or others. We believe such attempts are increasing in number and the Russia-Ukraine armed conflict was followed by increased risk of data breach and other threats from ransomware, destructive malware, distributed denial-of-service attacks, as well as fraud, spam and fake accounts, cyber-attacks or other illegal activity. From time to time we encounter intrusions or attempts at gaining unauthorized access to our products and network. To date, none have resulted in any material adverse impact to our business or operations. While we seek to detect and investigate all unauthorized attempts and attacks against our network and products, and to prevent their recurrence where practicable through changes to our internal processes and tools and/or changes or patches to our products, we remain potentially vulnerable to additional known or unknown threats. Such incidents, whether successful or unsuccessful, could result in our incurring significant costs related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties. Publicity about vulnerabilities and attempted or successful incursions could damage our reputation with customers or users and reduce demand for our products and services.

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

As of beginning of 2023, there has been political tension in Israel due to the government’s intent to pursue a reform in Israel’s judicial system. This has prompted protests in Israel and triggered a considerable political debate. The proposed legislation has not become effective and its scope has not been fully determined. At this stage we cannot assess the potential business impact of these developments and their likely effect on our business, results of operation, and financial condition.

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

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2022, our effective tax rate was 14%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Check Point History and Development

Since its inception, our sole focus has been on making the world a safer place to live and work. Over the last three decades, we worked to fulfill our vision to provide any organization with the ability to conduct its business on the internet with advanced and comprehensive levels of security.

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

•

Generation 5 – Approximately 2018-2022, the large-scale and multi-vector mega attacks using advanced attack technologies. These are fast-moving attacks so detection-only is not enough. These attacks targeted traditional attack vectors and expanded to mobile and cloud. Advanced threat prevention is required.

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

We are bringing this vision to life with the introduction of “The 3Cs of Best Security”. By following these principles we enable organizations to deploy a cyber security architecture that works together to prevent attacks before any damage occurs.

•

Comprehensive: A security architecture that provides prevention first prevention across all attack vectors. From code to cloud, networks, users, email and IoT. The complexity level of the cyber security threat landscape has significantly evolved and more than doubled itself in the last 3 years. Cyber criminals use today more attack vectors to launch their attacks and organizations require more security technologies to defend themselves. A comprehensive solution across all attack vectors is imperative to allow prevention first approach against any attack.

•

Consolidated: The latest generation of sophisticated cyber-attacks spread quickly across all vectors and frequently bypass conventional defenses. To combat these attacks, businesses deploy multiple point solutions, many of which focus on detecting and mitigating threats rather than preventing them before they breach enterprise networks. This reactive approach to cyber-attacks is costly and ineffective, complicating security operations, and creating gaps in the security posture of an enterprise. By embracing a consolidated architecture that enhances security coordination and effectiveness, organizations improve security and save money used to integrate multiple, siloed solutions. We believe that a consolidated architecture will reduce operational overhead and more easily allow organizations to address many of the security challenges they face today.

•

Collaborative: To be able to deploy a prevention first approach, all solutions and products must work together and respond collaboratively to any threat. When an attack hits an Endpoint for example, all other security technologies across cloud, network, email etc., must take action and respond accordingly to prevent the attack from entering through their respective vendor. To achieve that, the consolidated and comprehensive architecture must collaborate and have every security engine easily applied to any attack vector. On top of that, real-time threat intelligence information gathered from all enforcement points, research teams and 3rd party feeds, must be shared across the environment so preventive action can be taken immediately to prevent the attack.

Check Point’s Four Strategic Pillars

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

1.	Cloud Network Security: advanced threat prevention and network security through a virtual security gateway—automated and unified across all multi-cloud and on-premises environments.

2.	Security and Posture Management: prevents threats and achieves high fidelity posture management.

3.	Cloud Workload Protection and Web Application Protection: seamless vulnerability assessment and runtime protection of modern cloud workloads, including serverless functions and containers.

4.	Powered by contextual-AI, protects web applications and APIs from the most sophisticated types of threats.

•

In 2022 we introduced Security from code to cloud; Developer-centric security that monitors, classifies, and protects codes, assets, and infrastructure to protect against exposed API keys, tokens, and credentials, as well as identifies and stops misconfigurations.

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

4.	Horizon: Prevention-First Security Operations

In 2022 we introduced a new member to the Infinity architecture: Horizon, prevention-first security operations with XDR/XPR and MDR/MPR for complete coverage of threats across networks, endpoints, cloud, email and IoT, from one pane of glass. Horizon is designed to prevent advanced threats across all vectors with fewer resources by leveraging the power of ThreatCloud and AI.

•	Horizon XDR/XPR: Extended Prevention and Response

Horizon XDR/XPR is prevention-first extended detection, prevention and response platform that detects and stops known and zero-day threats across email, cloud, networks and endpoints. XDR/XPR provides comprehensive threat prevention across the entire security estate through collaborative, intelligent AI correlation.

•	Horizon MDR/MPR: Managed Prevention and response

Horizon MDR/MPR is a prevention-first managed detection, prevention and response solution offering complete, powerful SOC operations as a service. Check Point’s experts monitor the entire infrastructure 24X7, including: network, endpoint, email, cloud and IoT and take informed decisions to stop attacks, and optimize defenses to prevent future attacks.

Check Point Infinity Architecture

Check Point Infinity is a consolidated cyber security architecture that protects against 5th generation of cyber-attacks. It supports comprehensive prevention across attack vectors and    assets across networks, endpoint, cloud, workloads, IoT and mobile, and secures them with over 75 threat prevention engines (over 50% of which are AI-based). Through advanced threat prevention, business-oriented policy management, and cloud-based threat intelligence, Infinity delivers a solid foundation for a sustainable, effective risk management strategy. This model allows organizations to use all of Check Point’s security technologies to protect their networks, endpoint, mobile devices, cloud, and IoT through an annual security subscription based on the number of enterprise users.

Check Point Threat Prevention Technologies & Products

ThreatCloud is a centralized cloud based “brain” that combines the latest AI technologies with big data threat intelligence to prevent the advanced attacks while reducing false positives.

1.

AI technologies – Accurately block zero-day ransomware, sophisticated Trojans, and other advanced malware through a market leading malware analysis technology leveraging 40+ AI based machine and deep learning engines.

2.	Big data threat intelligence – Aggregates and analyzes big data telemetry and millions of Indicators of Compromise (IoCs) every day.

Check Point Technology Leadership in 2022

During 2022 we were endorsed by market analysts for our leadership position. Check Point was mentioned in over 160 analyst reports in 2022. Below are some of the highlight reviews:

Gartner

●	Leader for the 23rd time in Magic Quadrant for Network Firewalls

Forrester

●	Quantum recognized as a Market Leader in Wave for Enterprise Firewalls

●	CloudGuard recognized as a Strong Performer in Wave for Cloud Workload Protection

Miercom - Firewall Benchmark 2023

Check Point recognized as #1 in Malware and Phishing threat prevention, in independent competitive test of top enterprise firewalls. According to the Miercom report, Check Point delivered block rate at 99.7% while competitors were as low as 43%. Check Point also delivered top phishing prevention at 99.9% with the lowest miss rate (competition had 10 times higher miss rate).

Omdia

●	Harmony Mobile recognized as a Market Leader in Radar for Mobile Security Solution

●	Harmony Endpoint recognized as a Market Leader in Radar for Endpoint Security Platforms

KuppingerCole

●	Harmony Connect recognized as a Market Leader in Compass Secure Access Service Edge (SASE) Integration Suites

MITRE Evaluations

●	Leadership in Endpoint Security with 100% Detection across All Tested Unique ATT&CK Techniques

    G2.com

●	Recognized as leader in nine Grid Reports for Firewall, Cloud, Endpoint and Mobile Data security

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

Further details regarding the material events in the development of our business since the beginning of 2020 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.

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

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2022	2021	2020

	(in millions)
Category of Activity:
Products and licenses	$554.9	$513.9	$513.6
Security subscriptions	858.0	755.2	671.1
Software updates and maintenance	917.0	897.7	880.2

Total revenues	$2,329.9	$2,166.8	$2,064.9

Sales and Marketing

We mostly sell our products and services through a two-tier distribution model; distributors that sell to resellers and to service providers and MSSPs, who sell to end-customers. We support our channel partners with a dedicated team of experienced sales professionals including account managers, channel managers and sales engineers.

Our marketing efforts include building our brand, product marketing, partner incentives and promotions, event marketing, digital marketing, communications and public relations. In 2022, we continued to invest in sales and marketing resources.

As of December 31, 2022, we had 2,829 employees and subcontractors in our sales and marketing organization, with a majority of them dedicated to pre sales and marketing support located in various jurisdictions.

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

As of December 31, 2022, we had 934 employees and subcontractors in our technical services organization.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers.

As of December 31, 2022, we had 1,836 employees and subcontractors dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.

Environmental, Social and Governance (ESG) Practices

Since Check Point’s inception, our sole focus has been on making the world a safer place to live and work. For nearly 30 years, we have worked to fulfill our vision of making the Internet secure, reliable, and available for corporations and consumers. As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders – including, our channel partners, customers, suppliers and employees. We aim to achieve high ESG standards while continuing to develop our business and executing on our strategy.

Our Commitment. Check Point is committed to making the world a safer and more secure place. In the digital era, this commitment applies to our work both on the internet and the physical world alike.

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

•

Social Investment and Volunteer Statement – Check Point invests in its worldwide volunteering and donations activities as it is committed to making the world a safer and a better place in order to achieve a more sustainable future for all. Check Point is extremely involved in the community and is committed to the social needs of the communities we live and operate in.

•

Human Resources – How we value ourselves – The most important asset of our company is our human capital. We are committed to creating a diverse, healthy, and supportive work environment where our employees can grow and learn together.

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

•

Workforce Diversity and Equality Statement – As a leading cyber security company, we are committed to nurturing diversity and equality while breaking the bias in the workplace when hiring, training, and evaluating our employees. Our teams are committed to creating a conscious culture that promotes open communication with the goal of a more equitable outcome for all. We believe that a diverse workforce encourages a wider variety of skills, talents, and viewpoints, leading to further creativity and innovation.

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

II.

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

Environmental Standards:

III.	Environment – How we value our surroundings – We take an active part in helping to ensure the sustainability of the world’s resources and environment.

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

•

Board oversight - Our Board of Directors has a dedicated committee for overseeing environmental, social, and governance (ESG) matters (the Nominating, Sustainability and Corporate Governance Committee), which is responsible for ensuring that our environmental policies and practices are consistent with our overall business strategy. The committee reviews our environmental performance on a periodic basis.

Governance Standards:

IV.

Corporate Governance – How we value our method – We have adopted corporate governance guidelines to assist our Board in carrying out its responsibilities and serving the interests of our company and its shareholders.

•

Corporate Governance Guidelines – The Board of Directors of Check Point Software Technologies Ltd. has adopted Corporate Governance Guidelines to assist the Board in carrying out its responsibilities and serving the interests of the Company and its shareholders in a manner that is consistent with the Board’s fiduciary duties.

•

Committee Charters – We have adopted written charters specifying the duties and responsibilities of each of our Audit Committee, Compensation Committee and Nominating, Sustainability and Corporate Governance Committee to assist the committee members in carrying out their responsibilities.

V.	Ethics – How we value what is right – Check Point promotes core values of honest and ethical conduct, integrity, open communication, equal opportunity and diversity.

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

On the diversity side, a described in Item 6, four senior executive officers reporting to the CEO are female executives.

Oversight of our risks, strategies, policies, programs and practices related to ESG matters is conducted by our nominating, sustainability and corporate governance committee, and our ESG Manager leads the day-to-day management of ESG matters.

Proprietary Rights

Check Point relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Check Point relies on trade secrets and copyright laws to protect its software, documentation, and other written materials. Further, Check Point generally enters into confidentiality agreements with employees, consultants, customers and potential customers, and limits access and distribution of materials and information that the company considers proprietary.

Check Point and its subsidiaries have 103 issued patents in the U.S. and in other regions and 21 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. – Rep office Indonesia (1)	Singapore
Check Point Holding (Singapore) PTE Ltd. –US, NY Branch (2)	Singapore
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Check Point Advanced Threat Prevention Ltd.	Israel
Check Point Mobile Security Ltd.	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Limited	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Public Cloud Security Ltd.	Israel
Check Point Web Applications and API Protection Ltd.	Israel
Protego Labs, Inc.	United States of America (Delaware)
Check Point IOT Security Ltd.	Israel
Check Point Serverless Security Ltd. (6)	Israel
Check Point Secure Remote Access Ltd.	Israel
Check Point Email Security Ltd. (7)	Israel
Avanan, Inc.	United States of America (Delaware)
Check Point Developer Security Tools Ltd.	Israel
Check Point Software Technologies (Sweden) AB. (8) Check Point Software Technologies (Sweden) AB. – Dubai Branch (9)	Sweden Sweden
Zone Labs, L.L.C. (10)	United States of America (California)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Subsidiary of Protego Labs, Inc
(7)	Subsidiary of Avanan, Inc.
(8)	Subsidiary of Check Point Holding AB
(9)	Branch of Check Point Software Technologies (Sweden) AB.
(10)	Subsidiary of Check Point Software Technologies Inc.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Limited	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies Belarus LLC	Belarus
Check Point Software Technologies (Belgium)	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies Eurl	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Limited	Hong Kong
Check Point Software Technologies India Private Limited	India
Check Point Software Technologies (Italia) S.r.l	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Philippines) Inc.	Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	South Korea
Check Point Software Technologies (Spain), S.A.	Spain
Check Point Software Technologies (Switzerland) AG	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

Property and Equipment

As of December 31, 2022, we own our headquarters located in Tel Aviv, Israel and we lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Israel	362,000*)
Americas	130,000
Europe, Middle East and Africa	62,500
Asia Pacific	42,500

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2021 compared to 2020, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on April 14, 2022.

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

We derive our sales primarily through indirect channels. During 2022, 2021 and 2020, we derived approximately 60%, 58%, and 57%, respectively, of our sales from our ten largest channel partners. In 2022, 2021 and 2020, our two largest distributors accounted for approximately 40%, 40% and 39% of our sales, respectively. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2022	2021	2020
Region:
Americas, principally U.S.	43%	43%	45%
Europe, Middle East and Africa	45%	45%	43%
Asia-Pacific	12%	12%	12%

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition (including sales reserves);

•	Realizability of long-lived assets (including intangible assets);

•	Accounting for income taxes;

•	Credit loss of trade receivables;

•	Impairment of marketable securities;

•	Loss Contingencies; and

•	Manufacturing Partner and Supplier Liabilities.

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

Upon determination that the carrying value of a long-lived asset may not be recoverable based upon a comparison of aggregate undiscounted projected future cash flows from the use of the asset or asset group to the carrying amount of the asset, an impairment charge is recorded for the excess of carrying amount over the fair value. We measure fair value using discounted projected future cash flows. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our tangible and intangible long-lived assets subject to amortization. No impairment charges were recognized during 2022, 2021 and 2020.

.

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

Manufacturing Partner and Supplier Liabilities

We purchase manufactured products from its original design manufacture (“ODM”). We generally do not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet our detailed requirements. If the actual demand is significantly lower than forecast, we record a liability for its commitment in excess of the actual demand. As of December 31, 2022 and 2021, we have not accrued any significant liability in respect to this exposure.

Results of Operations

The following table presents information concerning our results of operations in 2022 and 2021:

	Year Ended December 31,
	2022	2021

	(in millions)
Revenues:
Products and licenses	$554.9	$513.9
Security subscriptions	858.0	755.2
Software updates and maintenance	917.0	897.7

Total revenues	2,329.9	2,166.8

Operating expenses (*):
Cost of products and licenses	145.6	110.7
Cost of security subscriptions	41.4	35.9
Cost of software updates and maintenance	105.5	103.0
Amortization of technology	11.9	8.5

Total cost of revenues	304.4	258.1

Research and development	349.9	292.7
Selling and marketing	675.2	597.8
General and administrative	116.1	110.7

Total operating expenses	1,445.6	1,259.3

Operating income	884.3	907.5
Financial income, net	44.0	42.1

Income before taxes on income	928.3	949.6
Taxes on income	131.4	134.0

Net income	$796.9	$815.6

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2022	2021

	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$11.9	$8.5
Research and development	7.1	5.6
Selling and marketing	4.2	7.3

Total amortization of intangible assets and acquisition related expenses	$23.2	$21.4

Stock-based compensation
Cost of products and licenses	$0.4	$0.4
Cost of software updates and maintenance	5.0	4.4
Research and development	42.0	31.8
Selling and marketing	43.2	42.8
General and administrative	40.8	40.9

Total stock-based compensation	$131.4	$120.3

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2022	2021
Revenues:
Products and licenses	24%	24%
Security subscriptions	37	35
Software updates and maintenance	39	41

Total revenues	100%	100%

Operating expenses:
Cost of products and licenses	6	5
Cost of security subscriptions	2	2
Cost of software updates and maintenance	5	5
Amortization of technology	— *)	— *)

Total cost of revenues	13	12

Research and development	15	13
Selling and marketing	29	28
General and administrative	5	5

Total operating expenses	62	58

Operating income	38	42
Financial income, net	2	2

Income before taxes on income	40	44
Taxes on income	6	6

Net income	34%	38%

*)	Less than 1%.

Revenues

We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $2,330 million in 2022 and $2,167 million in 2021.

Total revenues in 2022 increased by 8% compared to 2021. Product and license revenues were $555 million in 2022 and $514 million in 2021. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, Infinity CloudGuard, and Harmony. As a result, security subscription revenues increased by $103 million, or 14%, from $755 million in 2021 to $858 million in 2022. Software updates and maintenance revenues increased by $19 million, or 2%, from $898 million in 2021 to $917 million in 2022, primarily as a result of renewals of existing and sales of new maintenance contracts.

Cost of Revenues

Total cost of revenues was $304 million in 2022 and $258 million in 2021. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. In 2022 as a result of the shortages we have seen an increase of costs of raw materials, resulting in an increase of the cost of products. We have succeeded during such period to expedite shipments and deliver products to our customers despite the supply chain shortages. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $146 million in 2022 and $111 million in 2021.

Cost of security subscriptions was $41 million in 2022 and $36 million in 2021.

Cost of software updates and maintenance was $106 million in 2022 and $103 million in 2021.

In 2022, amortization of technology was $12 million compared to $9 million in 2021. The increase in 2022 is attributed to the acquisitions made during 2022 and 2021.

Research and Development

Research and development expenses were $350 million in 2022 and $293 million in 2021, and represented 15% of revenues in 2022 and 13% in 2021. Research and development expenses consist primarily of salaries and other related expenses for personnel as well as the cost of facilities and deprecation of capital equipment.

The $57 million increase in 2022 consisted of $14 million due to U.S. dollar weakened against the Israeli Shekel, is primarily a result of an increase in compensation and related expenses for personnel and in our cloud infrastructure expenses.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $675 million in 2022 and $598 million in 2021, which represented 29% of revenues in 2022 and 28% of revenues in 2021.

The $77 million increase in 2022 consisted of $23 million due to fluctuations of various currencies against the U.S. dollar, is primarily a result of an increase in compensation expenses for personnel.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $116 million in 2022 and $111 million in 2021, which represented 5% of revenues in each of the years 2022 and 2021.

Operating Income Margin

In 2022, our operating margin was 38% compared to 42% in 2021. The decrease in our operating margin was primarily due to an increase in our cost of goods sold, workforce related expenses and cloud expenses.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents, Short-term deposits and marketable securities. Net financial income was $44 million in 2022 and $42 million in 2021. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from interest rates and the yield on securities at time of purchase. Since most of our investments are U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2022 was primarily due to higher interest rates and yield on marketable securities, short-term deposits and cash equivalents. In 2022 and 2021 no impairment in our marketable securities was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $131 million in 2022 and $134 million in 2021. Our effective tax rate was 14% in each of the years 2022 and 2021. See Note 11 to our consolidated financial statements for further information on our statutory rates.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.

Net Income

Net income decreased by $19 million to $797 million in 2022 compared to $816 million in 2021.

Liquidity and Capital Resources

During 2022 and 2021, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $3,503 million as of December 31, 2022 and $3,783 million as of December 31, 2021. Our cash and cash equivalents and short-term investments were $1,638 million as of December 31, 2022 and $1,694 million as of December 31, 2021. Our long-term interest bearing investments were $1,866 million as of December 31, 2022 and $2,090 million as of December 31, 2021. Our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.

We generated net cash from operations of $1,098 million in 2022 and $1,204 million in 2021. Net cash from operations for 2022 and 2021 consisted primarily of net income adjusted for non-cash activity. The decrease in our cash from operations was derived mostly from the decrease in our tax accruals and other liabilities.

We used net cash in investing activities of $6 million in 2022 compared to net cash used in investing activities of $75 million in 2021. In 2022, net cash used for investing activities was decreased compared to 2021, primarily due to decrease in marketable securities investments, net, offset by cash paid in conjunction with acquisitions. Our net cash paid for acquisitions amounted to $48 million in 2022 and $220 million in 2021. Our capital expenditures amounted to $22 million in 2022 and $16 million in 2021, and consisted primarily of computer equipment, software and leasehold improvements.

Net cash used in financing activities was $1,168 million in 2022 and $1,112 million in 2021. In 2022 and 2021, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. We repurchased ordinary shares in the amount of $1,300 million in each of the years 2022 and 2021. We re-issued the repurchased shares to settle exercises of options and restricted share unit awards to our employees and directors. Proceeds from such activities were $141 million and $194 million in 2022 and 2021, respectively.

Our investments in marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Amortization of premium, discount and interest is recorded in our statements of income.

Our liquidity could be negatively affected by a decrease in demand for our products and services, or increase in employment costs. Also, if the financial system or the credit markets continue to deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $3,503 million as of December 31, 2022) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our present capital expenditure requirements.

Research and Development, Patents and Licenses, etc.

Additional details are provided in this Item 5, under the caption “Results of Operations”.

Trend Information

Additional details are provided in this Item 5, under the caption “Results of Operations”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of April 15, 2023, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating, Sustainability and Corporate Governance Committee
Gil Shwed	Chief Executive Officer
and Director
Jerry Ungerman	Chairman of the Board	✓

Dorit Dor	Chief Technology Officer
Nataly Kremer	Chief Product Officer
Rupal Hollenbeck	President
Roei Golan Tal Payne (3)	Acting Chief Financial Officer Chief Financial and Operation Officer

Guy Gecht (4)	Lead Independent Director	✓	✓	✓	✓
Yoav Chelouche (4)	Director	✓	✓	✓	✓
Tzipi Ozer-Armon	Director	✓
Ray Rothrock (4)	Director	✓	✓	✓	✓	✓
Tal Shavit Shenhav	Director	✓				✓
Shai Weiss	Director	✓				✓

(1)	“Independent Director” under the Nasdaq Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	Ms. Payne is on sabbatical leave since November 2022.
(4)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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

Dr. Dorit Dor, Chief Technology Officer at Check Point, spearheads Check Point’s rocket initiatives. Since joining the company in 1995, Dr. Dor has served in several pivotal roles in Check Point’s R&D organization over the years, including Chief Product Officer. She has been instrumental to the organization’s growth and managed many successful product releases. Dr. Dor holds a Ph.D. and M.S degree in computer science from Tel-Aviv University, in addition to graduating cum laude for her B.S. Dr. Dor has been published in several influential scientific journals for her research on graph decomposition, median selection and geometric pattern matching in d-dimensional space. In 1993, she won the Israel National Defense Prize. In 2019 Dr. Dor was named as one of Israel’s most influential women by Forbes Israel, for her leadership role in one of the world’s leading tech industries. Dr. Dor is a board member of Redis Ltd.

Nataly Kremer, Chief Product Officer and Head of Research and Development since March 2023, oversees all product and technology units and uses her proficiency in delivering network, security, and cloud technologies for large enterprises to meet customer needs. Ms. Kremer brings extensive R&D and leadership experience to Check Point. She joined the company after 12 years with AT&T, where she led its Software and Delivery organization and AT&T’s center in Israel. She holds an MBA and BSc in Computer Sciences and Management from Tel Aviv University. Ms. Kremer is a board member of IBI Investment Bank and a board member of Israel Advanced Technology Industries (IATI), where she also holds the role of Head of the ITAI Diversity and Inclusion Group.

Rupal Hollenbeck President at Check Point since March 2023, after serving as Chief Commercial Officer from March 2022 until March 2023. Ms. Hollenbeck manages Check Point’s global commercial organization since March 2022. Ms. Hollenbeck served on our board of directors from January 2021 until March 2022. She was most recently CMO of AI hardware start-up Cerebras Systems in Silicon Valley. She also served as Senior Vice President & Chief Marketing Office at Oracle, a post which she held until January 2020. Prior to joining Oracle in 2018, Ms. Hollenbeck was with Intel Corporation for over 23 years, with her most recent role being Corporate Vice President and General Manager of Global Data Center Sales. Prior to that she was Vice President and General Manager of Intel China and throughout her time at Intel has worked in Arizona, California, Singapore, and Beijing. An advocate for professional women around the world, she started several women’s initiatives while at Intel, including serving as co-chair of the Board of Intel’s Network of Executive Women in Asia. She is currently a Founding Circle Member of Neythri, a non-profit organization dedicated to enabling the professional advancement of South Asian women. Ms. Hollenbeck is also an Adjunct Professor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics. Ms. Hollenbeck holds a BS in Finance and International Studies from Boston College, and a Master of International Management from the Thunderbird School of Global Management in Arizona. Ms. Hollenbeck is a board member of Blackbaud Inc.

Roei Golan has been serving as VP Finance of Check Point since 2021, and as Acting Chief Financial Officer since October 2022, replacing Ms. Tal Payne, the Chief Financial and Operations Officer who is on sabbatical leave since November 2022. Mr. Golan oversees Check Point’s finance operations, including accounting, business analysis, investor relations, legal, tax and treasury. Mr. Golan has over 14 years of financial experience. Prior to joining Check Point in 2021, Mr. Golan worked at EY for 11 years, where he held the role of Managing Director in the Technology practice. Mr. Golan holds a B.A. in Economics and Accounting and a M.B.A in finance management. Mr. Golan is a certified public accountant.

Tal Payne has been serving as Chief Financial Officer of Check Point since joining in 2008 and as Chief Financial and Operations Officer since 2015. Ms. Payne is on sabbatical leave since November 2022. Ms. Payne oversees Check Point’s global operations and finance, including investor relations, legal, treasury, purchasing and facilities. Prior to joining Check Point, Ms. Payne served as Chief Financial Officer at Gilat Satellite Networks, Ltd., where she held the role of Vice President of Finance for over five years. Ms. Payne began her career as a certified public accountant at PricewaterhouseCoopers. Ms. Payne holds a B.A. in Economics and Accounting and an Executive M.B.A., both from Tel Aviv University. Ms. Payne is a certified public accountant. Ms. Payne is a board member of SolarEdge Technologies, Inc.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche is expected to resign from the board of directors of Tower Semiconductor Ltd. upon consummation of its acquisition by Intel Corporation, as announced in February 2022. Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

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

Tzipi Ozer-Armon has served on our board of directors since January 2023. Ms. Ozer- Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer- Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of Strauss Group Ltd., Similarweb Ltd., and ICL Group Ltd. Ms. Ozer-Armon holds a BA magna cum laude in Economics and an MBA degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

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

Of the individuals mentioned above, only Gil Shwed owned more than one percent of our outstanding shares as of December 31, 2022. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Jerry Ungerman, Dr. Tal Shavit Shenhav, Tzipi Ozer-Armon and Shai Weiss will expire at our 2023 annual meeting of shareholders. The term of Ray Rothrock will expire at our 2023 annual meeting of shareholders and the terms of Yoav Chelouche and Guy Gecht will expire at our 2024 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group, including those who left the company during 2022, was approximately $3.8 million for the year ended December 31, 2022. These amounts include $0.3 million that were set aside or accrued to provide for severance and retirement insurance policies in 2022. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid in 2022 (i) to our five most highly compensated executive officers (referred to as the “Covered Executives”) and (ii) to our non-executive directors.

Cash Compensation

Mr. Gil Shwed, Chief Executive Officer and Director. Cash compensation expenses recorded in 2022 consisted of $19.2 thousands in salary expenses, and $5.9 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2022, as he has done for the past several years. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2022, and did not receive any cash compensation for 2022 except for an amount equal to the minimum wage required under Israeli law.

Dr. Dorit Dor, Chief Technology Officer. Compensation expenses recorded in 2022 included $376.4 thousands in salary expenses and $89.5 thousands in benefit costs.

Ms. Tal Payne, Chief Financial Officer & Chief Operating Officer (on sabbatical leave since November 2022). Compensation expenses recorded in 2022 included $427.3 thousands in salary expenses and $101.7 thousands in benefit costs.

Mr. Sharon Schusheim, Vice President, Information Systems Compensation expenses recorded in 2022 included $273.9 thousands in salary expenses and $68.2 thousands in benefit costs.

Ms. Rupal Hollenbeck, President. Compensation expenses recorded in 2022 included $686.7 thousands in salary expenses and $44.8 thousands in benefit costs.

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

In accordance with the company’s executive compensation policy, we also paid cash bonuses upon compliance with predetermined 2022 performance parameters set by the Compensation Committee and the Board of Directors. The 2022 cash bonus expenses for Dr. Dor, Ms. Payne, Mr. Schusheim and Ms. Hollenbeck were $459.0 thousands, $498.9 thousands, $199.5 thousands and $468.1 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2022. The cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end.

We currently pay each of our non-executive directors an annual cash retainer of $40.0 thousands for the services provided to our board of directors and an annual cash retainer of $7.5 thousands for each committee membership. In addition, we pay the chairman of our board of directors and the lead independent director an annual cash retainer of $20.0 thousands, the chair of our audit committee an annual cash retainer of $7.5 thousands and the chair of each of our nominating, sustainability and corporate governance committee and compensation committee an annual cash retainer of $2.5 thousands. Only directors who are not officers receive compensation for serving as directors.

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

On August 30, 2022, following the approval of our Compensation Committee, Board of Directors and the company’s shareholders at the 2022 Annual General Meeting, we granted Mr. Gil Shwed, our Chief Executive Officer and Director, options to purchase 0.5 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the grant, vesting gradually over a period of four years.

During 2022, we granted our executive officers and directors options to purchase an aggregate of approximately 0.7 million shares and approximately 0.22 million RSUs and PSUs under our equity incentive plans. The exercise price of these options range between $122.12-$142.40, and their expiration dates range between April 2029 and August 2029.

All options granted to directors and executive officers in 2022 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the applicable date of grant.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2022 for Mr. Shwed, Dr. Dor, Ms. Payne, Mr. Schusheim and Ms. Hollenbeck of $22.6 million, $6.4 million, $7.1 million, $1.7 million and $1.5 million, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2y to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Israeli Companies Law.

As of December 31, 2022, our executive officers and directors held options to purchase an aggregate of approximately 7.3 million shares and held 0.4 million RSUs and PSUs under our equity incentive plans. The exercise prices of these options range between $84.77 and $142.40, and their expiration dates range between June 2023 and April 2029.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2022, Yoav Chelouche, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2024, and Ray Rothrock’s term of office will expire in 2023.

In 2016, the Israeli Companies Law Regulations were amended to reduce certain duplicative regulatory burden to which Israeli companies publicly-traded on Nasdaq, such as Check Point, are subject to. Generally, pursuant to the amended regulations, an Israeli company traded on Nasdaq that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) will be able to elect not to appoint Outside Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, that the company complies with the applicable Nasdaq independent director requirements and the Nasdaq Audit Committee and Compensation Committee composition requirements. Accordingly, Check Point is eligible to adopt the relief provided by the amended Israeli regulations. To date, Check Point has not elected to adopt such relief.

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

Our board of directors has determined that each of Yoav Chelouche, Guy Gecht, Tzipi Ozer-Armon, Ray Rothrock, Tal Shavit Shenhav, Jerry Ungerman, and Shai Weiss is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

Employees

As of December 31, 2022, we had 6,026 employees as well as 194 subcontractors (163 subcontractors in 2021, 116 subcontractors in 2020) Over the past three years, the number of our employees by function was as follows:

	As of December 31,
	2022	2021	2020
Function:
Research, development and quality assurance	1,807	1,677	1,500
Marketing, pre sale, sales and business development	2,678	2,509	2,317
Customer support	926	905	851
Information systems, administration, finance and operation	615	551	530

Total	6,026	5,642	5,198

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
	2022	2021	2020
Function:
Israel	2,525	2,416	2,259
Americas	1,813	1,660	1,580
Rest of the World	1,688	1,566	1,359

Total	6,026	5,642	5,198

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2023. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2023.

Name	Number of shares beneficially owned (1)	% of class of shares (2)	Title of securities covered by the options, RSUs and PSUs	Number of options, RSUs, and PSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	29,149,766	23.6%	Ordinary shares	4,240,000	$114.23 - $123.05	06/06/2024-08/29/2029
All directors and officers as a group (13 persons including Mr. Shwed)(4)	30,654,733	24.6%	Ordinary shares	5,605,491	$84.77 - $142.40	06/06/2023-12/31/2029

(1)

The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and RSUs and PSUs that vest within 60 days after February 28, 2023.

(2)

If a shareholder has the right to acquire shares by exercising stock options or has RSUs and PSUs (as determined in accordance with footnote (1)), these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder (that is, they are included in both the numerator and the denominator), but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Number of options immediately exercisable or exercisable and RSUs and PSUs that vest within 60 days from February 28, 2023.
(4)	Other than Mr. Shwed, none of our executive officers and directors beneficially own more than 1% of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2022:

Plan	Outstanding options, RSUs & PSUs	Options outstanding exercise price	Date of expiration of options	Options exercisable
2005 United States Equity Incentive Plan	1,356,611	$84.77-$132.91	06/06/2023-08/29/2029	554,591
2005 Israel Equity Incentive Plan	8,830,117	$84.77-$142.40	06/06/2023-08/29/2029	5,111,472
Dome9 Equity Incentive Plan	545	$12.99-$ 21.97	12/21/2027-06/27/2028	545

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

Accordingly, as of December 31, 2022, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 13,092,231.

As of December 31, 2022, options to purchase 7,778,108 ordinary shares were outstanding under the Equity Plans and the Dome9 Equity Incentive Plan combined. The option exercise prices of the outstanding options as of December 31, 2022 range between $12.99 and $142.40 per share. As of December 31, 2022, 2,408,346 RSUs and PSUs were outstanding under the Equity Plans combined.

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

As of December 31, 2022, options to purchase 545 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The options generally have terms of between seven and ten years. The option exercise prices range from $12.99-$21.97 per share. No further options can be granted under the Dome9 Equity Plan.

Employee Stock Purchase Plans

In 1996, we adopted an Employee Stock Purchase Plan, which was subsequently amended and restated in 2015, and further amended in June 2019 and July 2020. We refer to the Employee Stock Purchase Plan, as amended and restated, as the US ESPP, and the Employee Stock Purchase Plan (Non-U.S. Employees), as the ROW ESPP, and together with the US ESPP, as the “ESPPs”. The ESPPs permit employees to purchase ordinary shares through payroll deductions.

According to the amendments, 750,000 ordinary shares are authorized for issuance under the US ESPP (out of which 341,500 ordinary shares had been issued through December 31, 2022) and 1,096,795 ordinary shares are authorized for issuance under the rest of the world (ROW) ESPP (out of which 687,684 ordinary shares had been issued through December 31, 2022).

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

Disclosure of a Registrant’s Action to Recover Erroneous Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2022, 2021 and 2020, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2022:

Name of Five Percent Shareholders	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)

	December 31, 2022		December 31, 2021		December 31, 2020
Gil Shwed	29,149,766	23.3%	28,369,738	21.4%	28,704,010	20.4%
Massachusetts Financial Services Company (3)	7,335,482	6.07%	7,470,150	5.79%	8,084,127	5.89%

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

(3)

As of December 31, 2022, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 8, 2023, as of December 31, 2021, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 2, 2022, and as of December 31, 2020, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on February 11, 2021. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2022, there were 113 holders of record of our ordinary shares in the United States, representing approximately 81.51% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

We are not controlled by another corporation or by any foreign government, directly or through any other entity. Each of our outstanding ordinary shares has identical rights in all respects.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

You can find our financial statements in “Item 18 – Financial Statements”.

Dividend policy

We currently do not intend to distribute any amounts as dividend in the near-term. During 2013, we entered into a settlement agreement with the Israel Tax Authority, resulting in the full release of the profits we generated under the Israeli Law for the Encouragement of Capital Investments (the “Investment Law”) through the year ended December 31, 2011 (known in Israel as “trapped profits”), provided that in accordance with the Investment Law and the regulations thereunder, during the five years commencing 2013, we were obligated to meet certain conditions which included investment in (i) production assets (as defined therein), (ii) research and development activities in Israel and (iii) employment payments for certain new employees (other than office holders) added after 2011. We believe we met those conditions. For amounts that will be distributed as dividends from the non-trapped earnings, we will be exempt from additional taxes.

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world.

In particular, following audits of our 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to the Company outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 428 million (approximately $122 million), not including an amount of NIS 418 million (approximately $119 million) related to expenses that will be deductible in future years , with respect of these four tax years (these amounts include interest through December 31, 2022). We believe we have good arguments against these orders and intend to file an appeal.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 74 million (approximately $21 million), not including an amount of NIS 94 million (approximately $27 million) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest through December 31, 2022). There can be no assurance that the ITA will accept the Company’s positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

In accordance with the Israeli Companies Law, our policy was last readopted in August 2022 by the compensation committee, the board of directors and our shareholders.

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

During 2022, the list of entities to which we contributed included, among others, the Tel Aviv University and the Yeholot Association. Gil Shwed, our founder and Chief Executive Officer, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of Tel-Aviv University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Borrowing power

Our articles of association grant broad powers to the board of directors to have us borrow, repay borrowings, make guarantees and grant security interests in borrowings.

Availability of Annual Report on Form 20-F

In accordance with our articles of association and Nasdaq rules, we post our Annual Report on Form 20-F on our website (www.checkpoint.com), rather than mail it to shareholders.

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

The Inflation Reduction Act of 2022

On August 16, 2022, Congress passed the Inflation Reduction Act of 2022. The tax provisions impose the newly introduced 15% corporate alternative minimum tax on large corporations with average annual financial statement income exceeding $1 billion USD and 1% excise tax on stock repurchases, which are both effective January 1, 2023. While we do not anticipate that these changes should impact our consolidated financial position, we will continue to monitor as new information and guidance becomes available.

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

Equity Based Compensation

The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2020, 2021 and in 2022, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2022 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 663,240.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, we may not deduct expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee, whichever route is selected). As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2022 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 663,240.

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2020, 2021 and in 2022, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2022 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 663,240.

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% in 2020, 2021 and in 2022) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 3% if the employee’s taxable income in 2020 exceeded NIS 651,600, and is increased by 3% if the employee’s annual taxable income in 2021 exceeds NIS 647,640 and is increased by 3% if the employee’s annual taxable income in 2022 exceeds NIS 663,240 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in fixed maturity marketable securities, and short-term bank deposits. Our marketable securities portfolio includes mainly government and government agencies debt instruments (U.S., European and other) and corporate debt instruments, which are exposed to changes in short-term interest rates. By policy, we limit the amount of credit exposure to any single issuer.

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

The COVID-19 Pandemic, and its effect on financial markets, have adversely affected the yield in our investment portfolio and may continue to do so. Low, zero, or negative interest rates, reduced liquidity and a slowdown in U.S. or global economic conditions, as well as COVID-19 Pandemic-related actions, have affected the values of assets in our investment portfolio

As of December 31, 2022 securities representing 6% of our investments portfolios are rated as AAA; securities representing 50% of the portfolio are rated between AA- and AA+; securities representing 43% of the portfolio are rated between A- and A+; securities representing 1% of the portfolio are rated as BBB+ or below.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2022:

	Maturity					Total Par Value	Fair Value at Dec. 31, 2022
	2023	2024	2025	2026	2027

	(in millions)
Marketable securities:
Government and corporate debentures -fixed interest rate	$677.9	$713.3	$389.0	$254.5	$68.1	$2,102.8	$2,025.8
Government-sponsored enterprises debentures	332.4	257.4	162.7	36.4	-	788.9	755.0
Government and corporate debentures -floating interest rate	36.4	39.5	6.6	14.3	-	96.8	95.3
Cash	65.8					65.8	65.8
Short-term bank deposits	431.1					431.1	431.1
Cash equivalents:
Money market funds	95.5	-	-	-	-	95.5	95.5
Short term deposits	34.7	-	-	-	-	34.7	34.7

Total	$1,673.8	$1,010.2	$558.3	$305.2	$68.1	$3,615.6	$3,503.2

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur majority of our expenses in U.S. dollar, Israeli Shekel and Euro currencies. According to the factors indicated in ASC 830, “Foreign Currency Matters,” our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

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

We entered into forward contracts to hedge the foreign currency exchange impacts on assets and liabilities denominated in various foreign currencies. As of December 31, 2022, the total amount of outstanding forward contracts that did not qualify for hedge accounting was $207.9 million. These contracts were for a period of up to twelve months. The net amount of gains and losses recognized in “financial income, net” during 2022 was a loss of $19.5 million.

During 2022, we entered into forward contracts to hedge against the risk of overall changes in foreign currency exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel, Euro and British Pound. These contracts qualified for cash flow hedge accounting and as such the net amount of gains and losses of $24.4 million in gain was recognized when the related expense were incurred, and classified in operating expenses during 2022. As of December 31 2022, the notional amount of outstanding forward contracts that qualified for cash flow hedge accounting was $266.2 million and their fair value loss amount was $3.7 million.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israeli Shekel and Euro having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2022 would result in an increase in operating expenses of $67 million for the year ended December 31, 2022. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2022, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Acting Chief

Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2022, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Acting Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Acting Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions as well as to contractors working on a regular basis with Check Point. The Code of Ethics is updated from time to time and was last updated in 2022. The Code of Ethics and Business Conduct is available on our website. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 959 Skyway Road, Suite 300, San Carlos, California 94070 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2022 and 2021:

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Amount		Percentage	Amount		Percentage

	(in millions, except percentages)
Audit fees (1)	$0.8		67%	$0.8		77%
Audit related fees (2)	*	)	3%	*	)	3%
Tax fees (3)	0.3		30%	0.2		20%

Total	$1.1		100%	$1.0		100%

*)	Represents an amount lower than $0.1 million.
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

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2022 and 2021, and will receive during 2023 for non-audit services in certain categories.

Our Acting Chief Financial Officer reviews all management requests to engage our auditors to provide services and approves a request if the requested services are of those that have received pre-approval from our audit committee. We inform our audit committee of these approvals at least quarterly and prior to the commencement of the related services. If the services are not included in those categories that were pre-approved by our audit committee, then specific approval is needed from our audit committee before these services are commenced. Our audit committee is not permitted to approve the engagement of our auditors for any services that would be inconsistent with maintaining the auditors’ independence or that are not permitted by applicable law.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2022 and since we started repurchases programs, we repurchased Check Point’s ordinary shares for an aggregate amount of $13,085 million. On February 13, 2023 the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2 billion. Under the current plan, the Board of Directors authorized repurchases of ordinary shares at the pace of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2022, we used $1,300 million to repurchase approximately 10.3 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.5	$118	$1,724
February 1 – February 28	0.9	$129	$1,604
March 1 – March 31	1.0	$140	$1,460
April 1 – April 30	0.7	$136	$1,365
May 1 – May 31	1.2	$123	$1,211
June 1 – June 30	0.6	$124	$1,135
July 1 – July 31	0.7	$125	$1,045
August 1 – August 31	1.3	$122	$894
September 1 – September 30	0.7	$119	$810
October 1 – October 31	0.9	$113	$710
November 1 – November 30	1.0	$129	$586
December 1 – December 31	0.8	$131	$485

Total	10.3	$126

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See beginning on page F-1 below.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)

2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)

4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (3)

4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, as amended (4)

4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, as amended (5)

4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (6)

4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (7)

4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (8)

4.7	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (9)

4.8	Check Point Software Technologies Ltd. Executive Compensation Policy (10)

8	List of subsidiaries (11)

12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of the Acting Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global

101	Inline XBRL (Extensible Business Reporting Language) The following materials from Check Point Software Technologies Ltd.’s Annual Report on Form 20-F for the fiscal year-ended December 31, 2020, formatted in Inline XBRL:

(i)	Consolidated Statements of Operations, (ii) Consolidated Balance Sheets, (iii) Consolidated Statements of Shareholders’ Equity/(Deficit) and Comprehensive Income/(Loss) (iv) Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements, (vi) Schedule II — Valuation and Qualifying Accounts and Reserves, and (vii) Cover Page

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 2.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2019.
(3)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.2 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2021.
(5)	Incorporated by reference to Exhibit 4.3 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2021.

(6)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(7)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.
(8)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(9)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.
(10)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on July 27, 2022.
(11)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Office

By:	/s/ Roei Golan
Roei Golan
Acting Chief Financial Officer

Date: April 27, 2023

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2022
IN U.S. DOLLARS

- - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 27, 2023, expressed an unqualified opinion thereon.
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

Auditing the management’s determination of the standalone selling price required challenging and subjective auditor judgment due to the subjective assumptions used to establish the standalone selling price for each performance obligation. Standalone selling price for goods and services can evolve over time due to changes in the Company’s pricing practices that are influenced by intense competition, changes in demand for products and services, and economic factors, among others. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s determination of the standalone selling price.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s revenue process, including controls over the development and review of assumptions used to determine the standalone selling prices.

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
April 27, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 27, 2023 expressed an unqualified opinion thereon.
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
/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global
Tel-Aviv,
Israel
April 27, 2023

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

In millions

	December 31,
	2022	2021

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$196.0	$271.9
Short-term bank deposits	431.1	492.5
Marketable securities	1,010.5	929.3
Trade receivables, net	644.2	597.8
Prepaid expenses and other assets	50.0	46.4

Total current assets	2,331.8	2,337.9

LONG-TERM ASSETS:
Marketable securities	1,865.6	2,089.7
Property and equipment, net	82.8	83.4
Deferred tax asset, net	77.6	51.7
Intangible assets, net	58.8	61.0
Goodwill	1,236.7	1,196.2
Other assets	71.5	80.3

Total long-term assets	3,393.0	3,562.3

Total assets	$5,724.8	$5,900.2

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONT’D)

In millions (except share and per share data)

	December 31,
	2022	2021

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$29.6	$9.8
Employees and payroll accruals	223.7	206.3
Deferred revenues	1,363.4	1,257.4
Accrued expenses and other liabilities	222.5	238.6

Total current liabilities	1,839.2	1,712.1

LONG-TERM LIABILITIES:
Deferred revenues	514.4	449.7
Income tax accrual	419.7	454.9
Other liabilities	22.2	26.4

Total long-term liabilities	956.3	931.0

Total liabilities	2,795.5	2,643.1

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2022 and 2021; 261,223,970 shares issued at December 31, 2022 and 2021; 120,761,971 and 129,065,690 shares outstanding at December 31, 2022 and 2021, respectively	0.8	0.8
Additional paid-in capital	2,500.7	2,276.7
Treasury shares at cost, 140,462,677 and 132,181,781 ordinary shares at December 31, 2022 and 2021, respectively	(11,802.1)	(10,550.7)
Accumulated other comprehensive loss	(97.9)	(0.6)
Retained earnings	12,327.8	11,530.9

Total shareholders’ equity	2,929.3	3,257.1

Total liabilities and shareholders’ equity	$5,724.8	$5,900.2

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

In millions (except share and per share data)

	Year ended December 31,
	2022	2021	2020
Revenues:
Products and licenses	$554.9	$513.9	$513.6
Security subscriptions	858.0	755.2	671.1
Software updates and maintenance	917.0	897.7	880.2

Total revenues	2,329.9	2,166.8	2,064.9

Operating expenses:
Cost of products and licenses *)	145.6	110.7	96.8
Cost of security subscriptions *)	41.4	35.9	26.4
Cost of software updates and maintenance *)	105.5	103.0	96.7
Amortization of technology	11.9	8.5	6.6

Total cost of revenues	304.4	258.1	226.5

Research and development	349.9	292.7	252.8
Selling and marketing	675.2	597.8	569.9
General and administrative	116.1	110.7	111.5

Total operating expenses	1,445.6	1,259.3	1,160.7

Operating income	884.3	907.5	904.2
Financial income, net	44.0	42.1	66.6

Income before taxes on income	928.3	949.6	970.8
Taxes on income	131.4	134.0	124.2

Net income	$796.9	$815.6	$846.6

Basic earnings per ordinary share	$6.37	$6.13	$6.03
Number of shares used in computing basic earnings per share	125,205,504	133,121,763	140,495,886

Diluted earnings per ordinary share	$6.31	$6.08	$5.96
Number of shares used in computing diluted earnings per share	126,338,989	134,110,048	141,977,992

*)	Not including amortization of technology shown separately.
The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions (except per share data)

	Year ended December 31,
	2022	2021	2020

Net income	$796.9	$815.6	$846.6

Other comprehensive income (loss)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	(93.4)	(38.5)	21.2
Gains reclassified into earnings, net of tax	*)	(1.7)	(3.4)

	(93.4)	(40.2)	17.8

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax	(25.4)	(0.1)	6.4
Losses (gains) reclassified into earnings, net of tax	21.5	(1.0)	(5.2)

	(3.9)	(1.1)	1.2

Other comprehensive income (loss), net of tax	(97.3)	(41.3)	19.0

Comprehensive income	$699.6	$774.3	$865.6

*) Represents an amount lower than 0.1
The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions (except share and per share data)

				Accumulated

		Additional	Treasury	other		Total
	Ordinary	paid-in	shares	comprehensive	Retained	shareholders’
	shares	capital	at cost	income (loss)	earnings	equity
Balance as of January 1, 2020	$0.8	$1,770.3	$(8,092.7)	$21.7	$9,868.7	$3,568.8

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,118,665 ordinary shares)	-	145.4	71.4	-	-	216.8
Treasury shares at cost (11,376,531 ordinary shares)	-	-	(1,297.7)	-	-	(1,297.7)
Stock-based compensation	-	112.5	-	-	-	112.5
Other comprehensive income, net of tax	-	-	-	19.0	-	19.0
Fair value of awards attributable to pre-acquisition services	-	0.2	-	-	-	0.2
Net income	-	-	-	-	846.6	846.6

Balance as of December 31, 2020	$0.8	$2,028.4	$(9,319.0)	$40.7	$10,715.3	$3,466.2

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units and performance share units (2,872,272 ordinary shares)	-	126.2	67.8	-	-	194.0
Treasury shares at cost (10,900,938 ordinary shares)	-	-	(1,299.5)	-	-	(1,299.5)
Stock-based compensation	-	120.3	-	-	-	120.3
Other comprehensive loss, net of tax	-	-	-	(41.3)	-	(41.3)
Fair value of awards attributable to pre-acquisition services	-	1.8	-	-	-	1.8
Net income	-	-	-	-	815.6	815.6

Balance as of December 31, 2021	$0.8	$2,276.7	$(10,550.7)	$(0.6)	$11,530.9	$3,257.1

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,094,108 ordinary shares)	-	92.6	48.5	-	-	141.1
Treasury shares at cost (10,324,181 ordinary shares)	-	-	(1,299.9)	-	-	(1,299.9)
Stock-based compensation	-	131.4	-	-	-	131.4
Other comprehensive loss, net of tax	-	-	-	(97.3)	-	(97.3)
Net income	-	-	-	-	796.9	796.9

Balance as of December 31, 2022	$0.8	$2,500.7	$(11,802.1)	$(97.9)	$12,327.8	$2,929.3

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

	Year ended December 31,
	2022	2021	2020
Cash flows from operating activities:

Net income	$796.9	$815.6	$846.6
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	22.7	20.6	18.9
Amortization of premium and accretion of discount on marketable securities, net	18.5	21.0	9.4
Realized gain on sale of marketable securities, net	-	(1.4)	(4.5)
Amortization of intangible assets	13.5	10.1	8.2
Stock-based compensation	131.4	120.3	112.5
Deferred income tax expense (benefit)	(0.5)	(4.0)	10.5
Increase in trade receivables, net	(46.1)	(51.6)	(45.0)
Decrease in prepaid expenses and other assets	0.1	1.2	20.2
Increase (decrease) in trade payables	19.8	(7.7)	1.6
Increase (decrease) in employees and payroll accruals	26.3	(8.9)	36.1
Increase (decrease) in income tax accrual and accrued expenses and other liabilities	(54.6)	66.4	46.1
Increase in deferred revenues	170.3	216.8	95.2
Other	0.2	5.5	5.2

Net cash provided by operating activities	1,098.5	1,203.9	1,161.0

Cash flows from investing activities:

Proceeds from short-term bank deposits	538.4	214.5	-
Proceeds from maturity of marketable securities	1,056.6	1,551.7	2,299.7
Proceeds from sale of marketable securities	9.1	184.1	318.6
Investment in marketable securities	(1,063.1)	(1,297.5)	(2,460.2)
Investment in short-term bank deposits	(477.0)	(492.5)	(213.9)
Cash paid in conjunction with acquisitions, net of acquired cash	(48.3)	(219.7)	(23.1)
Purchase of property and equipment	(22.1)	(15.9)	(19.3)

Net cash used in investing activities	$(6.4)	$(75.3)	$(98.2)

*) Represents an amount lower than 0.1
The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

In millions

	Year ended December 31,
	2022	2021	2020
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$141.2	$194.0	$216.8
Purchase of treasury shares at cost	(1,299.9)	(1,299.5)	(1,297.7)
Payments related to shares withheld for taxes	(9.3)	(6.9)	(5.4)

Net cash used in financing activities	(1,168.0)	(1,112.4)	(1,086.3)

Increase (decrease) in cash and cash equivalents	(75.9)	16.2	(23.5)
Cash and cash equivalents at the beginning of the year	271.9	255.7	279.2

Cash and cash equivalents at the end of the year	$196.0	$271.9	$255.7

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$113.5	$101.0	$90.8

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	-	1.8	0.2
Operating lease liabilities arising from obtaining right of use assets	$8.0	$1.4	$10.3

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 1:-	GENERAL

a.
Check Point Software Technologies Ltd., an Israeli
corporation
(“Check Point Ltd.”), and subsidiaries (collectively, the “Company” or “Check
Point
”), develop, market and support wide range of products and services for IT security, by offering a multilevel security architecture that defends enterprises’ cloud, network and mobile device held information.

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

b.
During 2022, 2021 and 2020, approximately 40%, 40% and 39% of the Company’s revenues were derived from two channel partners, respectively. Revenues derived from one channel partner in 2022, 2021 and 2020 were 25%, 24% and 22%, respectively, and revenues derived from the other channel partner in 2022, 2021 and 2020 were 15%, 16%, and 17%, respectively, of the Company’s revenues in such years. Trade receivable balances from these two channel partners aggregated to $301.2 and $271.8 as of December 31, 2022 and 2021, respectively.

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

Accordingly,
non-dollar
denominated transactions and balances have been
re-measured
into the functional currency in accordance with Accounting Standard Code (“ASC”) No. 830, “Foreign Currency M
a
tters”.

CHECK POINT SO
FT
WARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIA
L
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

Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts.

The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical collectability experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers.

As of December 31, 2022 and 2021, the allowances for credit losses of trade receivable were insignificant.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense
.
Allowance
for credit losses and total write offs expenses during 2022, 2021 and 2020 were insignificant.

F-1
5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt Securities”.

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

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument- Credit losses. Allowance for credit losses on AFS debt securities are recognized in the Company’s consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

No credit losses were recorded for the years ended December 31, 2022, 2021 and 2020.

h.	Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Computers and peripheral equipment	33 – 50
Office furniture and equipment	10 – 20
Building	4
Leasehold improvements	The shorter of term of the lease or the useful life of the asset

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Leases:
The company’s operating leases comprised of office leases.
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
components for its leases.
ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of minimum lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. The ROU assets are included in Prepaid expenses and other assets in the consolidated balance sheet, while the short-term portion of lease liabilities are included in Accrued expenses and other liabilities, and the long-term portion of lease liabilities are included in Other liabilities.
As of December 31, 2022, the Company had total ROU assets of $20.8, with corresponding liabilities of $20.3 on the consolidated balance sheets.
Rent expenses for the years ended December 31, 2022, 2021 and 2020, were $6.3, $8.1 and $13.1 respectively.

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
Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.
The Company operates in one operating segment, and this segment is the only reporting unit. The Company performs the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.
During the years 2022, 2021 and 2020, no Goodwill impairment losses have been identified.

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

m.	Impairment of long-lived assets including intangible assets subject to amortization and ROU assets:
The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2022, 2021 and 2020, no impairment losses have been identified.

n.	Manufacturing partner and supplier liabilities:
The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key
solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2022 and 2021, the Company has not accrued any significant liability in respect with this exposure.

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
Revenues from sales of products and licenses are recognized when control of the promised goods is transferred to the customer, or upon electronic transfer of the Certificate Key to the Customer. Revenues from security subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement.
The Company’s arrangements typically contain various combinations of its products and licenses, security subscriptions and software updates and maintenance, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price using the prices charged for a performance obligation when sold separately.
Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,257.4 and $1,108.6 for the year ended December 31, 2022 and December 31, 2021, respectively.
Revenues expected to be recognized from remaining performance obligations were $2,146.1 and $2,013.6 as of December 31, 2022 and December 31, 2021, respectively. Of the balance as of December 31, 2022 the Company expects to recognize approximately $1,437.3 over the next 12 months and the remainder thereafter.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $9.5 and $10.4 as of December 31, 2022 and 2021, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets.
Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2022 and 2021, the amount of deferred commission was $15.3 and $17.1, respectively, and is included in other long term assets on the balance sheets. During the years ended on December 31, 2022, 2021 and 2020 the Company recorded amortization expenses in connection with deferred commissions in the amount of $10.4, $11.6 and $15.3, respectively.
For information regarding disaggregated revenues, please refer to Note 15 below.

q.	Cost of revenues:
Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and shipping.
Cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and costs of customer support related to these services.
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
The Company has a 401(K) defined contribution plan covering certain employees in the U.S. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. The Company’s matching contribution to the plan were insignificant for the years ended December 31, 2022, 2021 and 2020.

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
Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2022, 2021 and 2020, were $4.6, $4.1 and $3.7 respectively.

v.	Concentrations of credit risk:
Financial instruments that could potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.
The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Marketable securities are held mainly by Check Point Ltd., the Company’s Singaporean subsidiary, Canadian subsidiary and the U.S. subsidiary, and are invested in securities denominated in US dollar.
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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2022 and 2021, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $207.9 and $171.1, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gains (losses) resulting from these forward contracts recognized in financial income, net during 2022, 2021 and 2020 were $(19.5), $(0.6) and $24.8, respectively. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2022 and 2021 was insignificant.
The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel, in Euro, and in British Pound. As of December 31, 2022 and 2021, the Company had outstanding forward contracts for payroll and related expenses in the notional amount of $266.2 and $155.0, respectively. These contracts were for a period of up to twelve months.
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
During 2022, 2021 and 2020 gains (losses) in the amount of $(24.4), $1.1 and $5.9, respectively, were reclassified when the related expenses were incurred and recognized in operating expenses. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2022 and 2021 was insignificant.

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
The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1.7, 4.9 and 6.2 for 2022, 2021 and 2020, respectively.

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
The fair value of options granted and Employee Stock Purchase Plan in 2022, 2021 and 2020 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,

	2022	2021	2020

Employee Stock Options
Expected volatility	25.56%	25.28%	23.63%
Risk-free interest rate	3.16%	0.65%	0.32%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.75	4.22	4.15

Employee Stock Purchase Plan

Expected volatility	22.16%	22.44%	36.58%
Risk-free interest rate	2.56%	0.24%	0.05%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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
The Company has reviewed recent accounting pronouncements and concluded that they are either not applicable to its business or that no material effect is expected on the consolidated financial statements as a result of their future adoption.

NOTE 3:-	ACQUISITIONS

a.
On September 17, 2020 the Company completed the acquisition of all outstanding shares of Odo Security Ltd., a privately-held Israeli-based company, and a developer of a cloud-based, clientless Secure Access Service Edge (SASE) technology that delivers secure remote access.

b.
On September 1, 2021, the Company completed the acquisition of all outstanding shares of Avanan Inc. (“Avanan”), a privately-held
US-based
company providing cloud email security, and the developer of a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines. The Company acquired Avanan for total consideration of approximately $227.1.

c.
On February 3, 2022, the Company completed the acquisition of all outstanding shares of Spectral Cyber Technologies Ltd. (“Spectral”), a privately-held Israeli-based company, is a key innovator in developer security with a thriving open-source community. Spectral’s developer-first approach to security focuses on code safety and trust, fast code scanning and simple and cool developer experience.

The Company accounted for this transaction as a business combination and allocated the purchase consideration to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values.
In addition, the transactions included additional consideration related to compensation for post combination services which were recorded as prepaid expenses and other long term assets and will be recognized over the requisite service period.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 4:-	CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2022	2021
Cash and cash equivalents:
Cash	$65.8	$170.8
Money market funds	95.5	6.6
Short term deposits	34.7	94.5

Total Cash and cash equivalents	196.0	271.9

Short-term bank deposits:	431.1	492.5
Marketable securities:
Government and corporate debentures - fixed interest rate	2,025.8	2,262.5
Government-sponsored enterprises debentures	755.0	641.4
Government and corporate debentures - floating interest rate	95.3	115.1

Total Marketable securities	2,876.1	3,019.0
Total Cash and cash equivalents, short-term bank deposits and marketable securities	$3,503.2	$3,783.4

The gross unrealized gains on the Company’s marketable securities were $0.1 and $14.2 as of December 31, 2022 and 2021, respectively. The gross unrealized losses on the Company’s marketable securities were $123.4 and $15.7 as of December 31, 2022 and 2021, respectively. From the total of $123.4 unrealized losses as of December 31, 2022, $87.3 was in continuous unrealized loss for more than 12 months. The unrealized losses are mainly driven by the higher interest rate environment and the recent interest rate hikes by global central banks during 2022, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in our portfolio, and increased the unrealized
The following table classifies the Company’s marketable securities by contractual maturities:

	December 31,
	2022		2021
	Fair Value	Amortized Cost	Fair Value	Amortized Cost
Contractual maturity year:
Within one year	$1,010.5	$1,024.9	$929.3	$925.8
After one year through five years	1,865.6	1,974.5	2,089.7	2,094.7

Total	$2,876.1	$2,999.4	$3,019.0	$3,020.5

As of December 31, 2022 and 2021, interest receivable amounted to $15.6 and $15.3, respectively, and is included within prepaid expenses and other assets in the balance sheets.

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
The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31,
	2022			2021
	Fair value measurements using input type			Fair value measurements using input type
	Level 1	Level 2	Total	Level 1	Level 2	Total
Cash	$65.8	$-	$65.8	$170.8	$-	$170.8
Cash equivalents
Money market funds	95.5	-	95.5	6.6	-	6.6
Short term deposits	34.7	-	34.7	94.5	-	94.5
Short-term bank deposits	431.1	-	431.1	492.5	-	492.5
Marketable securities:
Government and corporate debentures-fixed interest rate	-	2,025.8	2,025.8	-	2,262.5	2,262.5
Government-sponsored enterprises debentures	-	755.0	755.0	-	641.4	641.4
Government and corporate debentures - floating interest rate	-	95.3	95.3	-	115.1	115.1
Foreign currency derivative contracts	-	(3.6)	(3.6)	-	0.7	0.7

Total financial assets	$627.1	$2,872.5	$3,499.6	$764.4	$3,019.7	$3,784.1

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2022	2021
Cost:
Computers and peripheral equipment	$78.1	$66.8
Office furniture and equipment	7.8	7.4
Building	78.7	78.5
Leasehold improvements	30.9	28.5

	195.5	181.2
Accumulated depreciation	112.7	97.8

Property and equipment, net	$82.8	$83.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

	2022	2021
Balance as of January 1	$1,196.2	$1,002.2
Acquisitions	40.5	194.0

Balance as of December 31	$1,236.7	$1,196.2

b.	Intangible assets, net:

	Useful	December 31,
	Life	2022	2021
Original amount:
Core technology	8	$93.5	$82.2
Trademarks and trade names	15 – 20	25.5	25.5
Customer relationship	4	5.8	5.8

		124.8	113.5

Accumulated amortization:
Core technology		39.6	28.0
Trademarks and trade names		24.5	24.0
Customer relationship		1.9	0.5

		66.0	52.5

Intangible assets, net:
Core technology		53.9	54.2
Trademarks and trade names		1.0	1.5
Customer relationship		3.9	5.3

		$58.8	$61.0

Intangible assets which were fully amortized as of the prior year, are disposed from the original amount and the accumulated amortization balances.
The estimated future amortization expense of Intangible assets as of December 31, 2022 is as follows:

2023	$11.9
2024	11.5
2025	11.1
2026	9.1
2027	6.3
Thereafter	8.9

$58.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 8:-	DEFERRED REVENUES
Deferred revenues consisted of the following:

	December 31,
	2022	2021

Security subscriptions	$932.1	$801.1
Software updates and maintenance	904.7	869.2
Other	41.0	36.8

	$1,877.8	$1,707.1

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. Substantially all of the remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	December 31,
	2022	2021

Accrued products and licenses costs	$84.4	$102.5
Marketing expenses payable	8.7	9.8
Income tax payable	34.3	28.1
Legal accrual	32.0	39.5
Other accrued expenses	63.1	58.7

	$222.5	$238.6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES

Litigations:

a.
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

b.
In particular, following audits of our 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to the Company outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 428 million (approximately $122 million), not including an amount of NIS 418 million (approximately $119 million) related to expenses that will be deductible in future years , with respect of these four tax years (these amounts include interest through December 31, 2022). We believe we have good arguments against these orders and intend to file an appeal.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 74 million (approximately $21 million), not including an amount of NIS 94 million (approximately $27 million) related to expenses that will be deductible in future years, respect to this year (these amounts include interest t hrou
gh December 31, 2022). There can be no assurance that the ITA will accept the Company’s positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

NOTE 11:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax:
Pursuant to Amendment 73 to the Investment Law adopted in 2017, a Company located in the Center of Israel that meets the conditions for “Preferred Technological Enterprises”, is subject to tax rate of 12%. The Company believes it meets those conditions.
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
In particular, following audits of our 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to the Company outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 428 million (approximately $122 million), not including an amount of NIS 418 million (approximately $119 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest through December 31, 2022). We believe we have good arguments against these orders and intend to file an appeal. In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 74 million (approximately $21 million), not including an amount of NIS 94 million (approximately $27 million) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest through December 31, 2022). There can be no assurance that the ITA will accept the Company’s positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.
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
The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $450.3 and unrecognized deferred tax liability related to such earning amounted to $73.9 as of December 31, 2022.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

c.	Deferred tax assets and liabilities:
Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2022 and 2021, the Company’s deferred taxes were in respect of the following:

	December 31,
	2022	2021
Carry forward tax losses	$38.7	$83.7
Employee stock based compensation	34.9	29.2
Deferred revenues	3.5	5.6
Tax credits	29.8	23.9
Unrealized gains on marketable securities, net	29.6	1.2
Accrued employee costs	8.1	10.3
Other	16.3	18.4

Deferred tax assets before valuation allowance	160.9	172.3
Valuation allowance – mainly in respect to carryforward losses	(17.5)	(56.7)

Deferred tax asset	143.4	115.6

Intangible assets	(32.8)	(31.3)
Undistributed earnings of subsidiary	(9.9)	(9.9)
Other	(6.5)	(8.1)

Deferred tax liability	(49.2)	(49.3)

Deferred tax asset, net	$94.2	$66.3

*) As of December 31, 2022 and 2021 unrecognized tax benefit in the amounts of $16.6 and $14.6 was presented net from deferred tax asset.
Through December 31, 2022, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $126.7 expiring gradually beginning 2023 mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2022, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $80.3, expiring gradually beginning 2023 and is subject to limitation on their utilization.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

Through December 31, 2022, the U.S. subsidiaries had federal and states research and development tax credits of approximately $25.6, which expire between fiscal years 2023 and fiscal 2042 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2022	2021	2020

Domestic	$897.4	$917.9	$896.8
Foreign	30.9	31.7	74.0

	$928.3	$949.6	$970.8

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2022	2021	2020

Domestic taxes:
Current	$117.7	$130.9	$112.0
Deferred	(1.3)	(1.1)	0.8

	116.4	129.8	112.8

Foreign taxes:
Current	12.7	7.1	1.7
Deferred	2.3	(2.9)	9.7

	15.0	4.2	11.4

Taxes on income	$131.4	$134.0	$124.2

f.
The Company operates its business in various countries, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2022		2021

Beginning balance		$469.5		$442.8
Increases (decreases) related to tax positions taken during prior years		(85.4)		47.2
Decreases related to statute of limitations		-		(77.2)
Increases related to tax positions taken during the current year		52.2		56.7

Ending balance	$	*)436.3	$	*)469.5

*) As of December 31, 2022 and 2021 unrecognized tax benefit in the amounts of $16.6 and $14.6 was presented net from deferred tax asset.
Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.
The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that a portion of the unrecognized tax benefit liability will be adjusted within 12 months due to statute of limitations. An estimate of the range of the statute of limitations amount cannot be made since the relevant years are subject to the ITA orders (refer also to footnote 10b).
During the years ended December 31, 2022, 2021 and 2020, the Company recorded $15.9, $9.7 and $(0.6), respectively for interest expense (income) related to uncertain tax positions. As of December 31, 2022 and 2021, the Company had accrued interest liability related to uncertain tax positions in the amounts of $60.0 and $44.1, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2022, 2021 and 2020.
The Company files federal and state income tax returns in the U.S. All of the U.S subsidiaries’ tax years are subject to examination by the U.S. federal and most U.S. state tax authorities due to their carry-forward tax losses and overall credit carry-forward position, except for Check Point Software Technologies Inc. that the assessment statue period for tax years throughout 2017 have expired.
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
Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2022	2021	2020

Income before taxes as reported in the statements of income	$928.3	$949.6	$970.8

Statutory tax rate in Israel	23%	23%	23%

Decrease in taxes resulting from:
Effect of “Preferred Enterprise” status *)	(13%)	(11%)	(11%)
Others, net	4%	2%	1%

Effective tax rate	14%	14%	13%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.95	$0.80	$0.73

*) Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.94	$0.80	$0.72

NOTE 12:-	SHAREHOLDERS’ EQUITY

a.	General:
Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

b.	Share repurchase:
On February 13, 2023 the Company announced the expansion of the Company’s on-going
share repurchase program by an additional $2,000. Under the share repurchase program, as extended, the Company is authorized to continue to repurchase up to $325 each quarter.
As of December 31, 2022, the Company repurchased ordinary shares for an aggregate amount of $13,085.1. During 2022, 2021 and 2020 the Company repurchased 10,324,181, 10,900,938, and 11,376,531 shares for an aggregate amount of $1,299.9, $1,299.5 and $1,297.7, respectively.

c.	Stock Options, RSUs and PSUs:
In 2005, the Company adopted two new equity incentive plans, which were subsequently amended in January 2014 and in July 2018: the 2005 United States Equity Incentive Plan and the 2005 Israel Equity Incentive Plan together are referred to as the Equity Incentive Plans.
Under the Equity Incentive Plans, the Company may grant options to employees, officers and directors at an exercise price equal to at least the fair market value of the ordinary shares at the date of grant and are granted for periods not to exceed seven years. The Company grants under the Equity Incentive Plans options, Restricted Stock Units (“RSUs”) and Performance stock units (“PSUs”) and can also grant a variety of other equity incentives. Options granted under the Equity Incentive Plans generally vest over a period of four years of employment. Options, RSUs and PSUs that are cancelled or forfeited before expiration become available for future grants. RSUs generally vest over a four years period of employment from the grant date while PSUs generally vest over a two to four years period of employment from the grant date. PSUs are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.
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

In millions (except share and per share data)

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
As of December 31, 2022, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

Stock Options outstanding	7,778,108
RSU outstanding	2,219,853
PSU outstanding	188,493
Ordinary shares available for issuance under the Equity Incentive Plans	2,905,777

Total Reserved and Authorized Shares as of December 31, 2022	13,092,231

As of December 31, 2022 the aggregate number of shares, stock options, RSU and PSU outstanding is 130,948,425.
A summary of the Company’s stock option activity and related information is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value

	2022

Outstanding at beginning of year	8,160,625	$113.06	$37.1
Granted	710,000	$125.54
Exercised	(1,009,329)	$99.89
Forfeited	(83,188)	$122.41

Outstanding at December 31, 2022	7,778,108	$115.05	$82.5

Exercisable at December 31, 2022	5,666,608	$114.61	$65.4

The weighted average fair values at grant date of options granted for the years ended December 31, 2022, 2021 and 2020 with an exercise price equal to the market value at the date of grant were $34.6, $25.9 and $22.0 per share, respectively.
The total intrinsic value of options exercised during the years 2022, 2021 and 2020 was $32.9, $65.1 and $81.7, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the outstanding stock options as of December 31, 2022 and 2021, represents the intrinsic value of 7,651,858 and 6,484,417 outstanding options that are in-the-money
as of such dates. The remaining 126,250 and 1,676,208 outstanding options are out-of-the-money
as of December 31, 2022 and 2021, and their intrinsic value was considered as zero.
A summary of the Company’s RSUs and PSUs activity is as follows:

	Year ended December 31, 2022
	RSUs	PSUs	Total

Unvested at beginning of year	2,231,167	105,595	2,336,762
Granted	958,157	160,423	1,118,580
Vested	(706,738)	(5,799)	(712,537)
Forfeited	(262,733)	(71,726)	(334,459)

	2,219,853	188,493	2,408,346

*) Represents an amount lower than 0.1
The weighted average fair values at grant date of RSUs and PSUs granted for the years ended December 31, 2022, 2021 and 2020 were $126.3, $120.1 and $105.3 per share, respectively.
The total fair value of shares vested during the years 2022, 2021 and 2020 was $89.4, $66.8 and $49.6, respectively.
As of December 31, 2022, the Company had approximately $265.8 of unrecognized compensation expense related to non-vested
stock options and
non-vested
RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.9 years.

d.	Employee Stock Purchase Plan (“ESPP”):
In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. According to the amendments, commencing the purchase period that begins February 1, 2017, 568,478 ordinary shares are authorized for issuance under the US ESPP, and Commencing June 19, 2019 the Pool of shares for the US ESPP was set on 750,000 shares and 1,096,795 ordinary shares are authorized for issuance under the rest of the world (ROW).
As of December 31, 2022, 2,250,867 ordinary shares had been issued under the amended ESPP plan.
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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

During 2022, 2021 and 2020, employees purchased 372,242, 361,675 and 364,859 ordinary shares at average prices of $103.5, $105.3 and $95.4 per share, respectively.
In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2022, 2021 and 2020, the Company recognized $9.9, $10.9 and $10.2, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:
Stock-based compensation expense related to stock options, RSUs and PSUs is included in the consolidated statements of income as follows:

	Year ended December 31,
	2022	2021	2020

Cost of revenues	$5.4	$4.8	$4.5
Research and development	42.0	31.8	23.5
Selling and marketing	43.2	42.8	36.8
General and administrative	40.8	40.9	47.7

	$131.4	$120.3	$112.5

NOTE 13:-	EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2022	2021	2020

Net income	$796.9	$815.6	$846.6

Weighted average ordinary shares outstanding	125,205,504	133,121,763	140,495,886

Dilutive effect:
Employee stock options, RSUs and PSUs	1,133,485	988,285	1,482,106

Diluted weighted average ordinary shares outstanding	126,338,989	134,110,048	141,977,992

Basic earnings per ordinary share	$6.37	$6.13	$6.03

Diluted earnings per ordinary share	$6.31	$6.08	$5.96

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 14:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Total

Beginning balance	$(1.2)	$0.6	$(0.6)
Other comprehensive income before reclassifications	(93.4)	(25.4)	(118.8)
Amounts reclassified from accumulated other comprehensive income	* )	21.5	21.5
Net current period other comprehensive income	(93.4)	(3.9)	(97.3)

	$(94.6)	$(3.3)	$(97.9)

NOTE 15:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:
The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.
The following table presents total revenues and property and equipment, net, by geographic area:
1. Revenues based on the channel partners’ location:

	Year ended December 31,
	2022	2021	2020

Americas	$991.1	$922.8	$929.8
Europe, Middle East and Africa	1,049.5	980.8	891.4
Asia Pacific	289.3	263.2	243.7

	$2,329.9	$2,166.8	$2,064.9

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2. Property and equipment, net and ROU assets:

	December 31,
	2022	2021

Israel	$73.9	$74.4
U.S.	12.8	16.9
Rest of the world	16.8	14.1

	$103.5	$105.4

b.	Summary information about product lines:
The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2022, 2021 and 2020 by product lines:

	Year ended December 31,
	2022	2021	2020

Product and licenses:
Network security Gateways	$507.8	$480.5	$472.4
Other *)	47.1	33.4	41.2

	554.9	513.9	513.6
Security subscriptions	858.0	755.2	671.1
Software updates and maintenance	917.0	897.7	880.2

Total revenues	$2,329.9	$2,166.8	$2,064.9

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except per share data)

NOTE 15:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2022	2021	2020

Financial income:
Interest income	$67.6	$66.1	$78.2

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	18.5	21.0	9.4
Realized gain on sale of marketable securities, net	–	(1.4)	(4.5)
Foreign currency re-measurement (gain) loss	3.3	(0.2)	4.5
Others	1.8	4.6	2.2

	23.6	24.0	11.6

	$44.0	$42.1	$66.6

NOTE 16:-	SUBSEQUENT EVENTS

a.
Following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued o rd
ers for the years 2016 through 2019 challenging the Company’s positions on several issues.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes.
See also further details in Note 10b.

b.	On February 13, 2023 the Company announced the expansion of the Company’s on-going share repurchase program (see Note 12b).
— — — ——