Form 20-F
period 2023-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2024-04-02
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023. 112,906,427 ordinary shares, nominal value NIS 0.01 per share.

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

Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐    No ☒

Auditor Firm Id: 1281	Auditor Name: Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global	Auditor Location: Tel-Aviv, Israel

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

Forward-Looking Statements

In addition to historical fact, this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact demand and supply of our products;

•	the effects of increased competition in our market;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	the effects on our business of global pandemics, such as COVID-19;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to protect our information technology systems, networks and products and services from various security threats;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations to provide security for all organizations;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations;

•	the effects of the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah;

•	the impact of the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.

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

Risk Factors Summary

The following is a summary of the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

Risks Related to Our Business and Our Market

•	If the market for information and network security solutions does not continue to grow, our business will be adversely affected.

•	We may not be able to successfully compete, which could adversely affect our business and results of operations.

•
If we fail to enhance our existing products, develop or acquire new and more technologically advanced products, or fail to successfully commercialize these products, our business and results of operations will suffer.

•	We may need to change our pricing models to compete successfully.

•
Our business, results of operations and financial condition are subject to the risks of earthquakes, fire, floods, pandemics such as COVID 19 pandemic and other natural events, as well as manmade problems such as power disruptions or terrorism or war, such as the war and hostilities between Israel and Hamas and Israel and Hezbollah have been and may continue to be adversely affected.

•	Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

•	If our products fail to protect against attacks and our customers experience security breaches, our reputation and business could be harmed.

•	Product defects may increase our costs and impair the market acceptance of our products and technology.

•	We are subject to risks relating to acquisitions.

•	We are dependent on a limited number of product families.

•	Competition for highly skilled personnel is intense.

Risks Related to Our Dependence on Third-Parties

•	We are dependent on a small number of distributors.

•	We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products.

•	We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims.

•	Failures of the third-party servers, cloud service providers and other third-party hardware, software and infrastructure on which we rely could adversely affect our business.

Risks Related to Tax, Legal and Regulatory Matters

•	We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition.

•	Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate.

•	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

•	We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Risks Related to Our Intellectual Property

•	We may not be able to successfully protect our intellectual property rights, which could cause substantial harm to our business.

•	We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales.

•
If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

•	Due to the global nature of our business, we must comply with various anti-bribery regimes and any failure to do so could adversely affect our business.

Other General Risks and Risks Related to the Ownership of Our Ordinary Shares

•
We are exposed to various legal, business, political, economic, health-related and other risks associated with our international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations.

•	Our actual or perceived failure to adequately protect personal data could subject us to sanctions and damages and could harm our reputation and business.

•	Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

•	A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree.

•	Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates.

•	Currency fluctuations may affect the results of our operations or financial condition.

•	Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats.

•
We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could adversely affect our business.

Risks Related to Our Operations in Israel

•
The ongoing war and other potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations.

•	Our operations may be disrupted by the obligations of our personnel to perform military service.

•	The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

•
Your rights and responsibilities as a shareholder are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

•	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

•	As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•	As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of Internet usage and the number of organizations adopting or expanding intranets;

•	the continued adoption of “cloud” infrastructure by organizations;

•	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the Internet and between the Internet and intranets;

•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

•	continued access to mobile API’s, APPs and application stores with Apple, Google and Microsoft;

•	government regulation of the Internet and governmental and non-governmental requirements and standards with respect to data security and privacy; and

•
economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, global pandemics such as the COVID-19 pandemic, global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or war, including the war and hostilities between Israel and Hamas and Israel and Hezbollah, the Russia-Ukraine armed conflict and the tension between China and Taiwan.

In the last few years, global and regional economies around the world and financial markets remained volatile as a result of a multitude of factors, including economic and political uncertainty, the war and hostilities between Israel and Hamas and Israel and Hezbollah, rising interest rates, inflation, terrorist groups in Yemen, which are threatening to limit the movement of marine shipments to Israel through the Red Sea, global pandemics such as COVID-19, the war in Ukraine, terrorism, governmental instability and other factors. During this period, many organizations limited their expenditures and a significant portion of such organizations have remained reluctant to increase expenditures. If challenging conditions continue or worsen, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

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

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Fortinet Inc., Palo Alto Networks, Inc. and SonicWall Inc. and other companies in the network security space. We also compete with several other companies, including Zscaler, Inc., Trellix, Trend Micro Inc., NortonLifeLock Inc., Lookout, Inc., Zimperium, Inc, CrowdStrike Holdings, Inc., SentinelOne, Inc., Sophos Group plc, Proofpoint, Inc.,  Broadcom, Inc. Mimecast Limited, Microsoft Corp., Wiz Ltd., and Netskope, Inc., with respect to specific products that we offer.

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

Our business, results of operations and financial condition are subject to the risks of earthquakes, fire, floods, pandemics such as COVID 19 pandemic and other natural events, as well as manmade problems such as power disruptions or terrorism or war, such as the war and hostilities between Israel and Hamas and Israel and Hezbollah have been and may continue to be adversely affected.

We operate our business primarily from Israel, we sell our products and have operations worldwide. For example, our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel or the United States or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or war (including the war and hostilities between Israel and Hamas and Israel and Hezbollah and the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy) could cause disruptions to our or our customers’ businesses or the economy as a whole. Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster, pandemics or by manmade problems, such as power disruptions or terrorism or war, could delay our research and development efforts. To the extent any of the foregoing causes disruptions or result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and results of operations would be materially and adversely affected.

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

Our business depends on our current and prospective customers’ ability and willingness to invest money in our products and security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. The negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, or inflation, and the potential for regional or global recessions could cause a decrease in corporate spending on cybersecurity software. Other matters that influence customer confidence and spending, such as, political unrest, public health crises, including global pandemic such as COVID-19, terrorist attacks, armed conflicts (such as the war and hostilities between Israel and Hamas and Israel and Hezbollah and the ongoing conflict between Russia and Ukraine), rising energy costs, and natural disasters, could also negatively affect our customers’ spending on our products and services. The terrorist groups in Yemen, which are threatening to limit the movement of marine shipments to Israel through the Red Sea, and the armed conflict involving Russia and Ukraine has resulted in sanctions which restrict the selling of goods, services, or technology in affected regions. The instability in these regions could further exacerbate the macroeconomic impacts on a global scale.

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

In addition, an actual or perceived security breach or theft of the sensitive data of one of our customers, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market’s perception of our security products. Despite our best efforts, there is no guarantee that our products will be free of flaws or vulnerabilities, and even if we discover these weaknesses, we may not be able to correct them promptly, if at all. Our customers may also misuse our products, which could result in a breach or theft of business data.

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

We are subject to risks relating to acquisitions

We have made acquisitions in the past, including the acquisitions of Perimeter 81, Atmosec and rmsource in 2023, Spectral in 2022 and Avanan in 2021, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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

These financing activities or expenditures could harm our business, results of operations and financial condition or the price of our ordinary shares. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, or at all, to complete acquisitions. In addition, we may not be able to integrate acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of any future acquisition. Additionally, such integration may impact our revenue and operating results. We may also not achieve the anticipated benefits from the acquired businesses due to a number of factors, including:

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

Risks Related to Our Dependence on Third-Parties

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2023, 2022 and 2021, we derived approximately 56%, 59% and 57%, respectively, of our sales from our ten largest distributors. In each of 2023, 2022 and 2021, our three largest distributors accounted for approximately 40%, of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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

Many components, subassemblies, and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. The majority of our hardware is manufactured in Taiwan. Any increase in the tension between China and Taiwan, could adversely affect our manufacturing operations in Taiwan. Although we do not manufacture in China, some of our component parts are sourced from China. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies, or modules and limited control over pricing, quality, and timely delivery of components, subassemblies or modules. Such risks could become exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns and border closings, as well as travel restrictions such as those experienced in 2020 and 2021 due to the COVID-19 pandemic. For example, global supply chain disruptions in the first half of 2022 impacted the availability of raw products and resulted in prolonged shipping and delivery times. Availability of specific components continues to impact the global supply chain, mainly influencing on lead times. Demand is increasing supply requirements and the fast growing technology innovation can impact the availability and manufacturers’ capacity. Any material supply chain disruption could negatively impact our business, financial condition and results of operations. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect. We also have extended support contracts with these suppliers and have been dependent on their ability to perform over a period of years.

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

In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to us outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 479 million (approximately $132 million), not including an amount of NIS 421 million (approximately $116 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation through December 31, 2023). We believe we have good arguments against these orders and on November 29, 2023, filed an appeal to the District Court of Tel Aviv against these orders.

In addition, the ITA has issued tax assessment for the 2020 tax year, presenting similar arguments as those in the orders for the tax years 2016-2019, in which it demanded the payment of additional taxes in the aggregate amount of NIS 84 million (approximately $23 million), not including an amount of NIS 95 million (approximately $26 million) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest and indexation through December 31, 2023). On December 31, 2023 we submitted an initial stage tax appeal against the 2020 tax assessment to the ITA (the Company may appeal such order to the district court). There is no assurance that the ITA will accept our positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which, among other provisions, beginning in 2022 eliminated the option to deduct research and development expenditures currently and required taxpayers to capitalize and amortize them over five or fifteen years. However, recently proposed tax legislation, if enacted, would restore the ability to deduct current U.S. research and development expenditures through 2025 and would retroactively restore this benefit for 2022 and 2023.

On August 16, 2022, Congress passed the Inflation Reduction Act of 2022. The tax provisions impose the newly introduced 15% corporate alternative minimum tax on large corporations with average annual financial statement income exceeding $1 billion and 1% excise tax on stock repurchases, which are both effective January 1, 2023. While we do not anticipate that these changes should impact our consolidated financial position regarding our U.S. subsidiaries to which this may potentially apply, we will continue to monitor as new information and guidance becomes available.

The base erosion and profit shifting (“BEPS”) project undertaken by the OECD may have adverse consequences to our tax liabilities. The first pillar of BEPS’s project is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises that sell goods and services into countries with minor or no local physical presence. We do not expect to be within the scope of this Pillar 1.

In December 2022, the Council of the EU (i.e., the EU Member States) unanimously adopted the Directive on BEPS’s Pillar 2 ensuring a global minimum level of taxation at the rate of 15% for multinational enterprise (MNE) groups and large-scale domestic groups, with an annual global turnover exceeding €750 million, in the Union (the Directive). In December 2022, the OECD also issued the Safe Harbours and Penalty Relief for the Pillar Two’s Rules. On February and on July 2023, the OECD issued Guidance on the application of Pillar Two Rules. EU Member States and other non EU countries enacted legislation to integrate the provisions of the Directive and Pillar Two Rules into their national laws by  December 31, 2023 and the majority of those countries generally apply these provisions for fiscal years starting on or after  December 31, 2023.  Israel has not issued yet a proposed legislation to implement BEPS’s Pillar 2. It is anticipated that we would be impacted by the adoption of Pillar 2’s rules in the future, however it remains difficult to predict the magnitude of the effect of such new rules on our financial results. We are currently monitoring the local legislations in the relevant jurisdictions and awaiting further guidance and future local legislation expected to be enacted in Israel and its effective fiscal year to take into effect.

Indirect taxes including Digital Service tax (DST) measures as adopted unilaterally in certain countries could also adversely affect our tax obligations. These measures generally aim at securing taxation rights of the jurisdiction for the revenues/profits generated by the transnational e-commerce activities with customers who are resident in this specific jurisdiction. Current or future attempts to impose sales, income, or other taxes on commerce would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling products over the internet, and could lead to significant increases in internal costs necessary to capture data and collect and remit taxes.

Additionally, we are subject to audit by taxing authorities in many jurisdictions, and tax laws may be interpreted differently by the competent tax authorities and courts, which could lead to an increase of our tax burden and increased costs to us to comply with new laws and interpretations thereof and tax auditors. New taxes or reporting obligations could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities or to comply with these reporting obligations.

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

•
varying economic and political instability or war, including the war and hostilities between Israel and Hamas and Israel and Hezbollah and the significant military action against Ukraine launched by Russia;

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

Additionally, the United States has various privacy laws and its fragmented regulations increase the burden of compliance.  In California, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for consumers and privacy related operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020, which became effective on January 1, 2023. The CPRA, amongst other things, added new privacy rights and increased regulation on online advertising. Additionally, the CCPA and CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. The CCPA has prompted additional U.S. states to adopt privacy laws, including laws in Virginia, Colorado, Utah, and Connecticut that became effective in 2023, Texas, Montana, Oregon, and Florida that will become effective in 2024, Delaware, Iowa, New Jersey, and Tennessee that will become effective in 2025, and Indiana that will become effective in 2026.  Broad federal privacy legislation has also been proposed.

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

Our actual or alleged failure to comply with applicable laws and regulations, relating to the processing and protection of personal data, could result in enforcement actions, significant penalties imposed by a regulator or data subject or other legal action against us or our customers or suppliers, which could result in negative publicity, increased operating costs, and damages, financial penalties and other liabilities, all of which could have a material adverse effect on our business and results of operations.

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

In connection with our Annual Report for fiscal 2023, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2023, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2023. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of February 29, 2024, our directors and executive officers owned approximately 22.4% of the voting power of  our  outstanding  ordinary shares, or 26.2% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of February 29, 2024 and RSUs and PSUs vesting within 60 days of February 29, 2024. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of general corporate purposes, which may include acquisitions, share repurchases and other purposes. Our cash, cash equivalents, short-term bank deposits and fixed-income marketable securities totaled $2,960 million as of December 31, 2023. The performance of the debt capital markets affects the market values of funds that are held in marketable securities. These assets are subject to price fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency upgrades / downgrades that may impair some or all of their value, or unexpected changes in the financial markets’ healthiness worldwide.

We expect that market conditions will continue to fluctuate and the fair value of our investments may be affected accordingly. Moreover, in case we would like to liquidate some of our investments into cash – we are dependent on market conditions and liquidity opportunities, which may be impacted by economic, social, or political conditions, including, without limitation, conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, global pandemics such as the COVID-19 pandemic, global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or war, including the war and hostilities between Israel and Hamas and Israel and Hezbollah and the significant military action against Ukraine launched by Russia.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, foreign exchange rates, amount of any share repurchases, acquisitions that we may execute and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework and subject to our investment policy. Our investment portfolio is invested primarily in fixed-income securities and short-term bank deposits, and is affected primarily by changes in interest rates and credit spreads. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, such as the war and hostilities between Israel and Hamas and Israel and Hezbollah and the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy. Any significant decline in our financial income or the value of our investments due to changes in interest rates, interest rate expectations, credit spreads, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our fixed income securities, while limiting credit risk by setting a maximum concentration limit per issuer as well as setting minimum credit rating requirement. Our fixed income investment portfolio consists primarily of government bonds, securities issued by government agencies and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, a turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments in fixed maturity securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported the cumulative changes in the fair value of our fixed income securities as part of our income, our reported net income for the year ended December 31, 2023, would have decreased by $40 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2023, we incurred approximately 47% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. As such, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including payroll related costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2023, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2023, our total outstanding forward contracts that hedge against these fluctuations in foreign currency exchange rates were $207 million.

In addition, we entered into forward contracts to hedge the impact of fluctuations in exchange rates on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2023, the total amount of outstanding forward contracts that did not qualify for hedge accounting, was $242 million. We may use derivative financial instruments, such as foreign exchange forward contracts, put and call options, and others, to mitigate the risk of fluctuations changes in foreign exchange rates on assets, cash flows receivables and payables denominated in certain currencies. We may not be able to purchase derivative instruments adequate to fully protect us from foreign currency exchange risks.

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

Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats

Our information technology systems, networks, products, and services may be subject to various security threats or cybersecurity incidents, including from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, human error, employee theft or misuse and general hacking. For example, we regularly face attempts by others to gain unauthorized access, or to introduce malicious software to our information technology systems. Additionally, malicious hackers have attempted and in the future likely will attempt to gain unauthorized access to, or sabotage, take control of or otherwise corrupt, our information technology systems, networks, processes, products and services. We are also a target of attempts to gain access to our network or data centers or those of our customers or end users, steal proprietary information related to our business, products, services, employees, and customers, or interrupt our information technology systems or networks or those of our customers or others. We may also be subject to increasing risks in connection with geopolitical events and conflicts, such as the Russia-Ukraine and Hamas-Israel conflicts, including risks of a security breach or incident, ransomware, destructive malware, and distributed denial-of-service attacks, as well as fraud, spam and fake accounts, cyber-attacks or other threats or illegal activity. Additionally, with many of our employees continuing to work remotely, we face an increased risk of attempted security breaches and incidents.  To date, no intrusions or attempts at gaining unauthorized access to our information technology systems, networks, and products and services that we have identified have resulted in any material adverse impact to our business or operations.

We also have incorporated machine learning and other artificial intelligence technologies into aspects of our products, services, and business, and may continue to incorporate additional artificial technologies into our offerings and otherwise in our business and operations in the future. The use of artificial intelligence technologies may create additional cybersecurity risks or increase cybersecurity risks, and may result in security breaches or incidents. Further, there are risks in the ongoing development in how we use artificial intelligence and machine learning technologies associated with inaccurate, biased or otherwise poor quality data and/or potential violation of laws or contracts and/or potential breach of intellectual property rights. Further, artificial intelligence technologies may be used in connection with certain cybersecurity attacks, resulting in heightened risks of security breaches and incidents.

There also have been and may continue to be significant supply chain attacks (such as the attacks resulting from vulnerabilities in SolarWinds Orion and other widely-used software and technology infrastructure) and we cannot guarantee that our or our third-party providers’ systems have not been breached or compromised or that they do not contain exploitable defects, vulnerabilities, or bugs that could result in a security breach or incident of or impacting, or other disruption to, our information technology systems, networks, products or services, or those of third parties that support us and our platform. We have taken steps to protect our information technology systems, networks and products and services, but our security measures or those of our customers or third-party service providers could be insufficient and breached or otherwise compromised or disrupted, including as a result of third-party action, employee, customer or user errors, technological limitations, defects or vulnerabilities, malfeasance, fraud or malice on the part of employees or third parties, including state-sponsored organizations with significant financial and technological resources, or from failures in technological resources, failures to comply with policies or otherwise. We have been, and may in the future be, impacted by these threats and our internal controls and operations regarding security may not be effective in eliminating the risk of compromise of our information technology systems or networks or our products or services.

For example, we have been impacted by security incidents of widely trusted third-party software and technology infrastructure, such as the SolarWinds Orion incident in December 2020. We received an inquiry from the SEC relating to our use of SolarWinds Orion software and our public disclosures relating to such software in light of access obtained to a limited testing environment of ours as a result of one or more vulnerabilities in such software, which we believed was immaterial. We have cooperated with the inquiry and are engaged in settlement discussions with the SEC relating to these matters. We believe that any payment to the SEC in connection with such settlement would not have a material impact on our results, operations or financial condition. Further, the matter does not implicate any historical financial statements we have filed with the SEC. There is no assurance that the matter will eventually be settled under the terms currently being discussed or at all, and any settlement would be subject to approval by the SEC Commissioners.

While we seek to prevent, detect and investigate unauthorized attempts, attacks and other threats against our information technology systems, network and products and services, we remain at risk to additional known or unknown threats. Any actual or perceived security breach or incident impacting us, our third-party service providers, or our customers or users, whether successful or unsuccessful, could result in reputational harm, governmental inquiries, investigations or other proceedings, penalties and significant costs, including those related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps, all of which could damage our reputation and reduce demand for our products and services. Further, we may be required or otherwise find it appropriate to expend significant resources, adapt our business activities and practices, or modify our operations or information technology in an effort to protect against security incidents and to mitigate, detect and remediate vulnerabilities, whether in connection with an actual or perceived security breach or incident or otherwise.

We cannot be certain that our insurance coverage will be adequate for data security liabilities incurred and, that it will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could adversely affect our business.

Our success depends largely upon the continued services of our executive officers and other key employees. There have been changes in the past, and there may be changes in the future, to our executive management team resulting from the hiring or departure of executives, which could disrupt our business. For example, we recently announced that our Founder and Chief Executive Officer, Gil Shwed, intends to transition into the role of Executive Chairman. This change will allow Gil Shwed to focus on company strategy in his new capacity as Executive Chairman, and will allow more capacity and business focus for the new Chief Executive Officer to come. We have initiated a search process to identify the next Chief Executive Officer. Mr. Shwed will assume the role of Executive Chairman once the new Chief Executive Officer is appointed.

The loss of one or more of our executive officers or other key employees could adversely affect our business. Changes in our executive management team may also cause disruptions in, and adverse impacts to, our business. We are currently conducting a Chief Executive Officer search and may not be successful in identifying an appropriate candidate in a reasonable amount of time. We also may not be able to successfully navigate the leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Risks Related to Our Operations in Israel

The ongoing war and other potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; the hostilities between Israel and Hezbollah and between Israel and Hamas; as well as tensions between Israel and Iran, have also heightened these risks.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general. Our principal place of business is located in Tel Aviv, Israel, which is approximately 40 miles from the nearest point of the border with the Gaza Strip. There can be no assurance that attacks launched from the Gaza Strip will not reach our facilities, which could result in a significant disruption of our business. Further, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel's credit rating by rating agencies (such as the recent downgrade by Moody’s of its credit rating of Israel from A1 to A2, as well as the downgrade of its outlook rating from “stable” to “negative”), which may have an adverse effect on the Company and our ability to effectively conduct our operations.

In addition, Israel faces threats from more distant neighbors, in particular, Iran which has threatened to attack Israel, may be developing nuclear weapons and has targeted cyber-attacks against Israeli entities, and terrorist groups in Yemen, which are threatening to limit the movement of marine shipments to Israel through the Red Sea.  Any hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, a potential boycott of any Israeli products, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, results of operations and financial condition. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot be certain that such government coverage will be maintained or that it will sufficiently cover our potential damages.

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

Since the war with the Hamas began on October 7, 2023, the Israel Defense Force (IDF) has called up more than 350,000 of its reserve forces to serve. Our employees who are potentially subject to military service in the IDF constitute up to 7% of our total workforce.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2023, our effective tax rate was 14%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

ITEM 4. INFORMATION ON CHECK POINT

Check Point History and Development

Founded over 30 years ago by Gil Shwed, Check Point has continued its mission to secure the digital world for everyone, everywhere. From Firewall-1, the first stateful firewall to dynamic security innovations and to the emergence of the AI-powered, Cloud-driven Check Point Infinity Platform, Check Point has demonstrated its ability to defend and prevent what is coming. Check Point delivers collaborative security across an organization’s security architecture of the Network, Cloud, and the Workspace. Add to this Infinity Core Services that provides the comprehensive technical services to fulfill the cyber security needs of its global customers.

The 3 Cs to Provide the Effective Threat Prevention and Security

The Check Point Infinity Platform provides a comprehensive, consolidated, and collaborative security platform. Each of the three Cs plays a significant role in providing threat prevention and security across all attack vectors.

•
Comprehensive Real-time Threat Prevention: Real-time AI-powered comprehensive threat prevention across all attack vectors from code to cloud, networks, users, email and IoT. AI engines deliver industry leading threat prevention to stop the most sophisticated attacks including Zero Day Malware, Phishing and DNS.

•
Consolidated Security Operations and Unified Management: Leverage a unified security management platform for efficient security operations to deliver threat prevention to seal security gaps and enable automatic, immediate threat intelligence sharing across all security environments.

•
Collaborative True collaboration across the security platform is essential to gain advantage over attackers. Security that Automatically Responds to Every Threat: AI-powered security engines applied to any attack vector, shared real-time threat intelligence, and anomaly detection with ThreatCloud AI, automated threat response and orchestration with XDR and Playblocks, and API-based third-party integration.

Further, with the Infinity Platform, customers obtain these advanced core competencies:

AI-powered
Check Point utilizes real-time AI-powered comprehensive threat prevention across all attack vectors from code to cloud, networks, users, Email and IoT. Leveraging over 50+ AI engines to deliver industry-leading threat prevention to stop the most sophisticated attacks including Zero Day Malware, Phishing and DNS.

Cloud-driven
Infinity leverages the cloud to achieve speed, agility, and scalability. Prevention-first cloud native security across applications, workloads, and network gives customers the confidence to automate security, prevent threats, and manage posture-at cloud speed and scale.

Centralized management
Customers gain the ability to leverage a unified security management platform for efficient security operations to deliver threat prevention to seal security gaps and enable automatic, immediate threat intelligence sharing across all security environments.

Prevention-first
In years past, customers relied on threat detection capabilities. But, as sophisticated 5th generation zero-day cyberattacks appeared, conventional detection security began to lag. Detecting a breach after the fact, is too late. The rise of new attack vectors also necessitated that Check Point adopt its prevention-first security solutions approach.

Largest partner and expert ecosystem
Our integrated approach ties innovation together with 3,500 security experts of our world-acclaimed research and intelligence unit, and a broad ecosystem of business and technology partners. In this way, Check Point’s extended family protects organizations of all sizes across all industry verticals in 88 countries, realizing a safer internet experience.

Check Point’s Key Platform Components
Yesterday’s security is no match for today’s advanced threats. Managing complex and disparate security tools from various vendors is becoming an artifact of the past. To defend against rapidly evolving cyber threats in an AI-driven world, organizations need a new strategy to recalibrate their cyber defenses.

Realizing this, Check Point developed the Infinity Platform that provides customers with key benefits, including:

•	Comprehensive enterprise-grade security across the data center, network, cloud, branch office, and remote users with unified management.

•	A simplified and consolidated approach to securing their entire IT infrastructure with organizations of all sizes.

The Infinity Platform includes the following:

•	Secure Mesh Networks with Quantum
Hyperscale AI-powered threat prevention for securing mesh networks including the data center, perimeter, branch and remote users. Comprehensive family of on-premise security gateways, hyperscale orchestrator, SD-WAN networking, DDoS security, automated prevention for IoT, and Cloud Security Management.

•	Secure the Cloud with CloudGuard
Unified, prevention-first cloud native security across your applications, workloads, and network-giving the confidence to automate security, prevent threats, and manage posture-at cloud speed and scale.

•	Secure the Workspace with Harmony Prevents sophisticated attacks across the IT workspace including emails, web applications, devices and remote corporate access.

•	Collaborative Security Operations with Infinity Core Services
Collaborative prevention first security operations and unified management including Extended Prevention and Response (XDR), orchestration, automation, ThreatCloud AI and generative AI copilot, supported by Check Point 24/7 managed security services, consulting and training.

In addition, managed and professional services fortify your defense with a comprehensive suite of managed and professional cyber security services including managed detection and response, incident response, security architecture design, consulting and training.

Protecting the World from Sophisticated Cyber Security Attacks
Over the last three decades, the technologies behind cyber attacks and the ensuing preventative measures have advanced rapidly, especially with the rise and availability of Generative AI. 2023 was yet another year for an increasing number of cyber attacks targeting organizations of all sizes and across all industries.

Adversaries exploited zero-day vulnerabilities by employing disruptive wipers that utilize emerging RaaS (Ransomware-as-a-Service) tactics and target edge devices, amplifying the complexity of cyber threats. The threat landscape became even more complex as cybercriminals have adopted artificial intelligence (AI) to fuel their cyber exploits. In response, Check Point has evaluated how to best prevent, detect, and respond to elevated cyber attacks. Instead of relying on past security strategies, organizations can thwart advanced cyberthreats with Check Point’s comprehensive cyber security platform solution.

Check Point Infinity Platform Product Solutions
Customer security requirements can change rapidly, such as the explosive growth of AI. While different industry sectors can have unique security needs, they all share one clear desire: To obtain security solutions which are uniformly Comprehensive, Consolidated and Collaborative. These 3 Cs are the core of Check Point offerings and they are clearly achieved through our Infinity Platform and the four strategic solution areas.

•	Quantum: Secure Your Network and Data Center security for perimeter and datacenter

Aimed to secure and effectively manage datacenter environments. Check Point Quantum Security Gateways deliver comprehensive security beyond any Next Generation Firewall (NGFW) and manage the most complex security policy requirements. Powered with over 60 security services, these gateways are designed to prevent the most evasive and sophisticated 5th generation cyber-attacks.

Check Point Quantum Network Security provides effective and ultra-scalable protection against the most dangerous cyber-attacks targeting customers' networks, cloud, data center, IoT devices, and employees across the enterprise.

The speed and evolution of today's zero-day DNS and phishing attacks requires AI-powered threat prevention to predict and block malicious behavior without human intervention. Check Point's innovative cybersecurity software revolutionizes cyber security and policy management by leveraging AI-powered, cloud-delivered advanced threat prevention, cloud services, integrated IoT security and SD-WAN, and firewall performance auto-scaling to secure mission critical applications.

•
Quantum Security Gateways and firewalls deliver comprehensive security beyond any Next Generation Firewall (NGFW) and are designed to manage the most complex security policy requirements and prevent the 5th generation of cyber-attacks.  Quantum Security gateways are powered by over 60 security services, including the industry’s complete range of security capabilities including firewalling, intrusion prevention, application control, anti-malware, anti-phishing, DNS security, as well as sandboxing and file sanitization of email and web documents. All Check Point security gateways receive immediate threat data from Check Point’s ThreatCloud AI global threat intelligence system.

•
Announcing Quantum Force AI-Powered Security Gateways
In February 2024, Check Point introduced a major addition to its enterprise security gateway product line - the new Quantum Force series.  This innovative lineup of ten high-performance security gateways and firewalls are designed to meet and exceed the stringent security demands of enterprise data centers, network perimeters, campuses, and organizations of all sizes and industries.

Powered by the advanced Check Point Infinity Platform, which integrates cloud-based security intelligence, Quantum Force Security Gateways present a sophisticated automated threat response system. In addition, customers can manage their Quantum on-premises firewalls and Check Point CloudGuard Network cloud firewalls through a single consolidated management console, to deliver the same consistent security policy across their entire enterprise.

•
Quantum Maestro: Hyper scalable security platform delivers on-demand scalability for requirements that range from 30 Gbps to over 1 Terabits per second of full threat prevention. Organizations of any size can benefit from Maestro’s intelligent load balancing firewall cluster design.

•	Quantum Lightspeed: Data center firewalls, designed for the most demanding environments in the world.

•
Quantum Titan (R81.20) (security operating system / software): All Quantum Force security gateways and firewalls share the same underlying security operating system.  This latest threat prevention and security management release delivers top rated threat prevention, cloud services, and performance acceleration for Check Point firewalls.  This industry-leading operating system provides security controls and management that are a foundational and integral part of today’s security infrastructure. The Quantum Titan release introduced three new software blades that leverage artificial intelligence (AI) and deep learning, to deliver advanced threat prevention against advanced domain name system exploits (DNS) and phishing, as well as autonomous IoT security. Check Point Quantum Titan platforms can provide both IoT device discovery and automatically apply zero-trust threat prevention profiles to protect IoT devices.

•
Quantum Spark: This family of small/medium businesses (SMB) security gateways and firewalls feature best-in-class threat prevention performance up to 5 Gbps threat prevention. These firewalls are easy to deploy and manage, and they integrate communication and security into an “all in one” solution. Quantum Spark security gateways provide protection for businesses with 1 to 1000 employees, and they can be easily managed from a web portal and from a mobile app. Alternatively, Quantum Spark firewalls can be managed by local Managed Service Providers (MSPs) using Check Point’s specialized MSP management system. Quantum Spark firewalls also offer additional important features including 5G Cellular and Wi-Fi 6 connectivity as well as cloud services like SD-WAN and IoT security.

In 2024, Check Point introduced the new high-performance Quantum Spark 1900/2000 series. These new security gateways offer high-performance network security at scale with zero-touch provisioning, advanced cloud management, and automated threat management capabilities, making them ideal for medium-sized businesses.

•
Quantum IoT Protect: Enables Check Point Security Gateways to auto-discover all IoT devices in a customer’s environment. Automatically identifies and maps IoT devices and assesses the risk. Prevents unauthorized access to and from IoT/OT devices with zero-trust profiling and segmentation, and blocks zero-day IoT attacks.

•
Quantum SD-WAN: Quantum SD-WAN is a new software blade in Check Point Quantum Gateways that extends Check Point’s marketing-leading threat prevention to Software Defined Wide Area Networks (SD-WAN) for optimized network performance and internet connectivity optimized connectivity. Quantum SD-WAN enables enterprises to leverage local internet service providers for faster, less expensive internet connectivity without compromising security. Check Point’s Quantum SD-WAN takes a security-first approach to networking by delivering advanced threat prevention along with optimized internet connectivity.

•
Quantum Rugged (Industrial/OT): Quantum Rugged Security Gateways are specifically engineered to protect against attacks directed at Industrial Control Systems (ICS) and Operational Technology (OT) networks. These firewalls are purpose-built for industrial, manufacturing, and critical infrastructure environments. Check Point Quantum Rugged security gateways deliver proven, integrated AI security, high-speed secure 5G connectivity and more for deployments in harsh environments as part of a complex end-to-end ICS security solution.

•	CloudGuard: Prevention-First Cloud Security
From code to cloud, Check Point CloudGuard delivers comprehensive cloud native security (CNAPP), across applications, workloads, and network to prevent threats and reduce risks at cloud speed and scale. CloudGuard’s prevention-first approach protects applications and workloads throughout the software development lifecycle, and includes an effective risk management engine, with automated remediation prioritization, to allow users to focus on the security risks that matter, in context. Check Point cloud native security, delivered through CloudGuard, provides automated security and advanced threat prevention to protect cloud assets and workloads from cyber threats including sophisticated cyber-attacks and misconfigurations. CloudGuard secures cloud workloads in multiple environments including Amazon AWS, Microsoft Azure, Google, and others providing relevant capabilities for each cloud environment.

•	Cloud Network Security: advanced threat prevention and network security through a virtual security gateway—automated and unified across all multi-cloud and on-premises environments.

•
Cloud Native Application Protection Platform (CNAPP): secure the entire application lifecycle from code-to-cloud. Manage your security posture, detect misconfigurations, enforce best practices, prevent threats, and prioritize risks.

•
Pipeline Security: developer-centric security that seamlessly monitors, classifies, and protects codes, assets, and infrastructure. Protect against exposed API keys, tokens, and credentials, as well as identify and stop misconfigurations.

•
Security and Posture Management: automates governance across multi-cloud assets and services including visualization and assessment of security posture, misconfiguration detection, and enforcement of security best practices and compliance frameworks. prevent threats and achieve high fidelity posture management.

•
Cloud Identity and Entitlement: optimize user and workload access and privilege management to ensure a least privilege state and eliminate overly permissive roles. Gain visibility of effective permissions identify over permissive entitlements and implement suggested roles.

•	Cloud Workload Protection: seamless vulnerability assessment and runtime protection of modern cloud workloads, including serverless functions and containers.

•	Cloud Web Application Protection: powered by contextual-AI, protects web applications and APIs from the most sophisticated types of threats.

•	Cloud Detection and Response: cloud native threat security forensics through rich machine learning visualization, giving real-time context of threats and anomalies across your multi-cloud environment.

•	Harmony: Securing the Workspace
Check Point Harmony protects employees, devices, and internet connectivity from malicious attacks, while ensuring secure, remote zero-trust access at any scale to any corporate application. Check Point Harmony provides endpoint and secure connectivity in various forms for easy and comprehensive remote user access.

Harmony unifies security products to deliver complete remote workspace user security.

•	Harmony SaaS discovers all your SaaS services, reduces your attack surface and automatically prevents SaaS-based threats using machine learning engines.

•	Harmony SASE converges network security capabilities into a single solution with unified management, internet security, and comprehensive Zero Trust network access.

•	Harmony Endpoint protects users’ PCs from ransomware, phishing, and malware, and minimizes breach impact with autonomous detection and response capability.

•	Harmony Mobile protects employees’ mobile devices against malicious apps and network or operating systems attacks.

•
Harmony Email & Collaboration secures users’ email clients and gives protection for Microsoft Office 365, Exchange, Google G, and others. In 2021, we extended Harmony with cloud-email security with the acquisition of Avanan – a leading cloud-email security company.

•	Secure Internet Browsing: Provides secure, fast, and private web browsing by inspecting all SSL traffic directly on the endpoint.

•	Secure remote access to corporate applications: Harmony Connect provides Secure Access Service Edge (SASE) and provides secure and easy access to any corporate application.

Infinity Core Services
Combine the power of AI Powered Threat Intelligence with Generative AI for industry leading threat prevention, automated threat response, and efficient security administration.

Comprehensive threat intelligence defends against what is coming next

ThreatCloud AI: The Brain Behind Check Point’s Best Security
Enhance security with precise prevention against the most sophisticated attacks with the intelligence of ThreatCloud AI, the central nervous system for all our security solutions.

Infinity AI Copilot: Your AI-Powered Security Assistant
Transforming cyber security with Intelligent GenAI and automation to improve security effectiveness and make security administrators more efficient.

•	Accelerate security administration
•	Increase security effectiveness
•	Improve incident mitigation and response

Check Point Technology Leadership in 2023

During 2023 we were endorsed by market analysts for our leadership position. Check Point was mentioned in over 170 analyst reports in 2023. Below are some of the highlight reviews:

Forrester

•	The Forrester Wave™: Zero Trust Platform Providers, Q3 2023

•	The Forrester Wave™: Enterprise Email Security, Q2 2023

Frost & Sullivan

•	Company of The Year Award 2023 “Best In Class Global Next Generation Firewall Industry

•	Radar for Cloud Native Protection Platform 2023

•	Radar for Cloud Workload Protection Platforms 2023

•	Radar for Endpoint Security 2023

•	Radar Extended Detection & Response 2023

GigaOm

•	Next Generation Firewall Radar

•	Radar for Cloud Security Posture Management 2023

•	Radar for Cloud Network Security, 2023

•	Radar for Ransomware Prevention 2023

•	Radar for Endpoint Detection & Response (EDR) 2023

Omdia

•	Universal Radar for Email Security 2023

Miercom

•
For the second consecutive year, Check Point attained Secure Certification with its #1 position in Miercom’s 2024 Security Benchmark Report. Miercom lab tests showed 99.8% prevention of unknown attacks and 100% of phishing attacks. The average malware block rate for Check Point competitors was 69.2%.

Acquisition  and other Corporate Information

In September 2023, we acquired 100% of the share capital of Perimeter 81 Ltd., a privately held Israeli company and a leading provider of Zero Trust Network Access (ZTNA) and Secure Service Edge (SSE).

In September 2023, we acquired 100% of the share capital of Atmosec Ltd., a privately held Israeli company that specializes in the rapid discovery and disconnection of malicious SaaS applications, preventing risky third party SaaS communications, and rectifying SaaS misconfigurations.

In October 2023, we acquired 100% of the share capital of rmsource Inc., a privately held US-based company and a provider of managed security, cloud and IT services, to expand Infinity Global Services with new managed security services across networks, cloud and security operations.

In February 2022, we acquired 100% of the share capital of Spectral Cyber Technologies Ltd., a privately held Israeli company and key innovator in developer-first security tools designed by developers for developers, to extend our cloud solution, Check Point CloudGuard.

In September 2021, we acquired 100% of the share capital of Avanan, Inc., a privately-held US-based company providing cloud email security, and the developer of a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines.

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

This Annual Report is available on our website. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 100 Oracle Parkway, Suite 800, Redwood City, CA 94065, U.S.A., Tel.: +16506282040, email: ir@checkpoint.com.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel: 213-627-8252.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2023	2022	2021
	(in millions)
Category of Activity:
Products and licenses	$497.4	$554.9	$513.9
Security subscriptions	$981.2	$858.0	$755.2
Software updates and maintenance	$936.1	$917.0	$897.7

Total revenues	$2,414.7	$2,329.9	$2,166.8

Sales and Marketing

We mostly sell our products and services through a two-tier distribution model; distributors that sell to resellers and to service providers and MSSPs, who sell to end-customers. We support our channel partners with a dedicated team of experienced sales professionals including account managers, channel managers and sales engineers.

Our marketing efforts include building our brand through a newly launch thought leadership campaign with the theme “Security in Action.” Check Point marketing includes corporate marketing, as well marketing for products, partners, field promotions, digital promotions, and solutions-oriented thought leadership. In 2023, we continued to invest in sales and marketing resources.

In 2022, the Global Commercial Organization (GCO) was formed to further unify sales and marketing.

As of December 31, 2023, we had 3,038 employees and subcontractors in our sales and marketing organization, with a majority of them dedicated to pre sales and marketing support located in various jurisdictions.

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

As of December 31, 2023, we had 1,060 employees and subcontractors in our technical services organization.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers.

As of December 31, 2023, we had 1,956 employees and subcontractors dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.

Environmental, Social and Governance (ESG) Practices

Since Check Point’s inception, our sole focus has been on making the world a safer place to live and work. For over 30 years, we have worked to fulfill our vision of making the Internet secure, reliable, and available for corporations and consumers. As a global brand with material social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders – including, our channel partners, customers, suppliers and employees. We aim to achieve high ESG standards while continuing to develop our business and executing on our strategy.

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

•
Social Investment and Volunteer Statement – Check Point invests in its worldwide volunteering and donations activities as it is committed to making the world a safer and a better place in order to achieve a more sustainable future for all, and is committed to the social needs of the communities we live and operate in.

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

•
Training and Employee Development Policy –Investing in the training and development of our employees, managers and groups within the company contributes not only to them, but also to Check Point as a whole. By providing our employees and managers with learning and development activities, we enable the company to achieve its business targets, and the people to constantly grow professionally.

•	Anti-Slavery Policy – Check Point has zero tolerance towards modern slavery.

II.
Supply Chain – How we value the process – We assure the high standards of our supply chain conduct by ensuring that the working conditions in our operations and supply chain are safe and that business operations are conducted ethically

•	Supply Chain Code of Conduct –We demand our suppliers of products and services to comply with our high standards and values.

•	Supply Chain Policy – Check Point considers honesty, integrity, transparency and open communication core values of our business and operations.

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

•
Corporate Governance Guidelines – Our board of directors has adopted Corporate Governance Guidelines to assist the board of directors in carrying out its responsibilities and serving the interests of the Company and its shareholders in a manner that is consistent with the board of director’s fiduciary duties.

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

Our ESG report that detail our philosophy and the various initiatives under each of the standards above is available on our website at https://www.checkpoint.com/about-us/esg/; neither the report nor the contents of our website are incorporated by reference into this Annual Report.

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

Check Point and its subsidiaries have 137 issued patents in the U.S. and in other regions and 20 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. – Rep office Indonesia (1)	Singapore
Check Point Holding (Singapore) PTE Ltd. –US, NY Branch (2)	Singapore
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Check Point Advanced Threat Prevention Ltd. (12)	Israel
Check Point Mobile Security Ltd. (12)	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Limited	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Public Cloud Security Ltd. (12)	Israel
Check Point Web Applications and API Protection Ltd.	Israel
Protego Labs, Inc.	United States of America (Delaware)
Check Point IOT Security Ltd.	Israel
Check Point Serverless Security Ltd. (6)	Israel
Check Point Secure Remote Access Ltd. (12)	Israel
Check Point Email Security Ltd. (7)	Israel
Avanan, Inc.	United States of America (Delaware)
Check Point Developer Security Tools Ltd. (12)	Israel
Check Point Software Technologies (Sweden) AB. (8)	Sweden
Check Point Software Technologies (Sweden) AB. – Dubai Branch (9)	Sweden
Zone Labs, L.L.C. (10)	United States of America (California)
R&M Computer Consultants, Inc. (10)	United States of America (North Carolina)
RM Source Australia PTY Ltd. (11) (13)	Australia
Check Point SAAS Security Ltd. (12)	Israel
Atmosec, Inc. (13)	United States of America (Delaware)
Check Point SSE Solutions Ltd.(12)	Israel
Perimeter 81 LLC (13)	United States of America (Delaware)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Subsidiary of Protego Labs, Inc
(7)     Subsidiary of Avanan, Inc.
(8)	Subsidiary of Check Point Holding AB
(9)	Branch of Check Point Software Technologies (Sweden) AB.
(10)	Subsidiary of Check Point Software Technologies Inc.
(11)	Subsidiary of R&M Computer Consultants, Inc.
(12)	Under intercompany merger process into Check Point Software Technologies Ltd.
(13)	Under intercompany transfer and/or merger processes.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Limited	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies Belarus LLC	Belarus
Check Point Software Technologies (Belgium)	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Hong Kong SAR Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies Eurl	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Limited	Hong Kong
Check Point Software Technologies India Private Limited	India
Check Point Software Technologies (Italia) S.r.l	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Philippines) Inc.	Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	South Korea
Check Point Software Technologies (Spain), S.A.	Spain
Check Point Software Technologies (Switzerland) AG	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

Property and Equipment

As of December 31, 2023, we own our headquarters located in Tel Aviv, Israel and we lease offices in various locations throughout the world. The breakdown in the various geographies is as follows:

Location	Space (square feet)
Israel	413,000	*)
Americas	135,000
Europe, Middle East and Africa	61,000
Asia Pacific	43,000

*)
We acquired ownership of our international headquarters located in Tel Aviv, Israel pursuant to a pre-paid 49 year long-term lease on the land with the City of Tel Aviv – Jaffa. No additional payments are due under such long-term lease. Our international headquarters building contains approximately 332,000 square feet of office space. In addition, we lease approximately 80,000 square feet of additional space substantially all in Tel Aviv, Israel.

Principal Capital Expenditures and Divestitures

For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2022 compared to 2021, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on April 27, 2023 and which is hereby incorporated by reference.

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

We derive our sales primarily through indirect channels. During each of 2023, 2022 and 2021, we derived approximately 56%, 59%, and 57%, respectively, of our sales from our ten largest channel partners. In 2023, 2022 and 2021, our three largest distributors accounted for approximately 40%, of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2023	2022	2021
Region:
Americas, principally U.S.	43%	43%	43%
Europe, Middle East and Africa	46%	45%	45%
Asia-Pacific	11%	12%	12%

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition;

•	Accounting for income taxes;

•	Impairment of marketable securities;

•	Loss Contingencies; and

•	Manufacturing Partner and Supplier Liabilities.

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

Manufacturing Partner and Supplier Liabilities

We purchase manufactured products from its original design manufacture (“ODM”). We generally do not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet our detailed requirements. If the actual demand is significantly lower than forecast, we record a liability for its commitment in excess of the actual demand. As of December 31, 2023 and 2022, we have not accrued any significant liability in respect to this exposure.

Results of Operations

The following table presents information concerning our results of operations in 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(in millions)
Revenues:
Products and licenses	$497.4	$554.9
Security subscriptions	981.2	858.0
Software updates and maintenance	936.1	917.0

Total revenues	2,414.7	2,329.9

Operating expenses (*):
Cost of products and licenses	99.3	145.6
Cost of security subscriptions	57.0	41.4
Cost of software updates and maintenance	112.3	105.5
Amortization of technology	14.0	11.9

Total cost of revenues	282.6	304.4

Research and development	368.9	349.9
Selling and marketing	747.1	675.2
General and administrative	117.0	116.1

Total operating expenses	1,515.6	1,445.6

Operating income	899.1	884.3
Financial income, net	76.5	44.0

Income before taxes on income	975.6	928.3
Taxes on income	135.3	131.4

Net income	$840.3	$796.9

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2023	2022
	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$14.0	$11.9
Research and development	7.0	7.1
Selling and marketing	13.7	4.2

Total amortization of intangible assets and acquisition related expenses	$34.7	$23.2

Stock-based compensation
Cost of products and licenses	$0.4	$0.4
Cost of software updates and maintenance	7.3	5.0
Research and development	48.7	42.0
Selling and marketing	56.3	43.2
General and administrative	32.6	40.8

Total stock-based compensation	$145.3	$131.4

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2023	2022
Revenues:
Products and licenses	20%	24%
Security subscriptions	41	37
Software updates and maintenance	39	39

Total revenues	100%	100%

Operating expenses:
Cost of products and licenses	4	6
Cost of security subscriptions	2	2
Cost of software updates and maintenance	5	5
Amortization of technology	1	— *)

Total cost of revenues	12	13

Research and development	15	15
Selling and marketing	31	29
General and administrative	5	5

Total operating expenses	63	62

Operating income	37	38
Financial income, net	3	2

Income before taxes on income	40	40
Taxes on income	6	6

Net income	35%	34%

*)	Less than 1%.

Revenues

We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $2,415 million in 2023 and $2,330 million in 2022.

Total revenues in 2023 increased by 4% compared to 2022. Product and license revenues were $497 million in 2023 and $555 million in 2022. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, Infinity CloudGuard, and Harmony. As a result, security subscription revenues increased by $123 million, or 14%, from $858 million in 2022 to $981 million in 2023. Software updates and maintenance revenues increased by $19 million, or 2%, from $917 million in 2022 to $936 million in 2023, primarily as a result of renewals of existing and sales of new maintenance contracts.

Cost of Revenues

Total cost of revenues was $283 million in 2023 and $304 million in 2022. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. In 2023 we have seen a significant improvement in the supply chain which had been challenging last year. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $99 million in 2023 and $146 million in 2022.

Cost of security subscriptions was $57 million in 2023 and $41 million in 2022.

Cost of software updates and maintenance was $112 million in 2023 and $106 million in 2022.

In 2023, amortization of technology was $14 million compared to $12 million in 2022. The increase in 2023 is attributed to the acquisitions made during 2023 and 2022.

Research and Development

Research and development expenses were $369 million in 2023 and $350 million in 2022, and represented 15% of revenues in each of the years 2023 and 2022. Research and development expenses consist primarily of salaries and other related expenses for personnel as well as the cost of facilities and deprecation of capital equipment.

The net increase of $19 million in research and development expenses in 2023 primarily resulted from increases in compensation and related expenses for personnel, along with elevated expenses in our cloud infrastructure. The gross increase was partially offset by a $16 million benefit resulting from the strengthening of the U.S. dollar against the Israeli Shekel, which mitigated the gross increase.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $747 million in 2023 and $675 million in 2022, which represented 31% of revenues in 2023 and 29% of revenues in 2022.

The net increase of $72 million in selling and marketing costs in 2023 primarily stems from rises in compensation expenses for personnel and marketing activities. This rise was partially offset by a $4 million benefit due to fluctuations of various currencies against the U.S. dollar, which mitigated the gross increase.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $117 million in 2023 and $116 million in 2022, which represented 5% of revenues in each of the years 2023 and 2022.

Operating Income Margin

In 2023, our operating margin was 37% compared to 38% in 2022. The decrease in our operating margin was primarily due to an increase in our workforce related expenses, cloud expenses and amortization of intangibles expenses in related to our acquisitions.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents, short-term deposits and marketable securities. Net financial income was $77 million in 2023 and $44 million in 2022. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from interest rates and the yield on securities at time of purchase. Since most of our investments are U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2023 was primarily due to higher interest rates and yield on marketable securities, short-term deposits and cash equivalents. In 2023 and 2022 no impairment in our marketable securities was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $135 million in 2023 and $131 million in 2022. Our effective tax rate was 14% in each of the years 2023 and 2022. See Note 11 to our consolidated financial statements for further information on our statutory rates.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.

Net Income

Net income increased by $43 million to $840 million in 2023 compared to $797 million in 2022.

Liquidity and Capital Resources

During 2023 and 2022, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $2,960 million as of December 31, 2023 and $3,503 million as of December 31, 2022. Our cash and cash equivalents and short-term investments were $1,530 million as of December 31, 2023 and $1,638 million as of December 31, 2022. Our long-term interest bearing investments were $1,430 million as of December 31, 2023 and $1,866 million as of December 31, 2022. The majority of our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.

We generated net cash from operations of $1,038 million in 2023 and $1,098 million in 2022. Net cash from operations for 2023 and 2022 consisted primarily of net income adjusted for non-cash activity. The decrease in our cash from operations was derived mostly from the lower increase in our deferred revenues compared to last year.

We generated net cash from investing activities of $469 million in 2023 compared to net cash used in investing activities of $6 million in 2022. In 2023, net cash provided by investing activities was increased compared to 2022, primarily due to increase in proceeds from sale of marketable securities offset by cash paid in conjunction with acquisitions, net of acquired cash, and lower investment in short term deposit. Our net cash paid for acquisitions amounted to $459 million in 2023 and $48 million in 2022. Our capital expenditures amounted to $19 million in 2023 and $22 million in 2022, and consisted primarily of computer equipment, software and leasehold improvements.

Net cash used in financing activities was $1,165 million in 2023 and $1,168 million in 2022.  In 2023 and 2022, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. We repurchased ordinary shares in the amount of $1,288 million in 2023 and $1,300 million in 2022. We re-issued the repurchased shares to settle exercises of options and restricted share unit awards to our employees and directors. Proceeds from such activities were $134 million and $141 million in 2023 and 2022, respectively.

Our investments in marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Amortization of premium, discount and interest is recorded in our statements of income.

Our liquidity could be negatively affected by a decrease in demand for our products and services, or increase in employment costs. Also, if the financial system or the credit markets deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $2,960 million as of December 31, 2023) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to satisfy our present capital expenditure requirements.

Research and Development, Patents and Licenses, etc.

Additional details are provided in this Item 5, under the caption “Results of Operations”.

Trend Information

Additional details are provided in this Item 5, under the caption “Results of Operations”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of March 15, 2024, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of Nominating, Sustainability and Corporate Governance Committee
Gil Shwed	Chief Executive Officer
and Director
Jerry Ungerman	Chairman of the Board	✓
Dorit Dor	Chief Technology Officer
Nataly Kremer	Chief Product Officer and Head of Research and Development
Rupal Hollenbeck	President
Roei Golan	Chief Financial Officer
Guy Gecht (3)	Lead Independent Director	✓	✓	✓	✓
Yoav Chelouche (3)	Director	✓	✓	✓	✓
Tzipi Ozer-Armon	Director	✓		✓
Ray Rothrock (3)	Director	✓	✓	✓	✓
Tal Shavit Shenhav	Director	✓				✓
Shai Weiss	Director	✓				✓
Jill Smith	Director	✓				✓

(1)	“Independent Director” under the Nasdaq Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

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

Rupal Hollenbeck President at Check Point since March 2023, after serving as Chief Commercial Officer from March 2022 until March 2023.  Ms. Hollenbeck manages Check Point’s global commercial organization since March 2022. Ms. Hollenbeck served on our board of directors from January 2021 until March 2022. She was most recently CMO of AI hardware start-up Cerebras Systems in Silicon Valley. She also served as Senior Vice President & Chief Marketing Office at Oracle, a post which she held until January 2020. Prior to joining Oracle in 2018, Ms. Hollenbeck was with Intel Corporation for over 23 years, with her most recent role being Corporate Vice President and General Manager of Global Data Center Sales. Prior to that she was Vice President and General Manager of Intel China and throughout her time at Intel has worked in Arizona, California, Singapore, and Beijing. An advocate for professional women around the world, she started several women’s initiatives while at Intel, including serving as co-chair of the Board of Intel’s Network of Executive Women in Asia. She is currently a Founding Circle Member of Neythri, a non-profit organization dedicated to enabling the professional advancement of South Asian women. Ms. Hollenbeck is also an Adjunct Professor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics. Ms. Hollenbeck holds a BS in Finance and International Studies from Boston College, and a Master of International Management from the Thunderbird School of Global Management in Arizona. Ms. Hollenbeck is a board member of Blackbaud Inc, a leading cloud software company powering social good, and a board member of The Asian Pacific Fund, a non-profit organization.

Roei Golan has been serving as Chief Financial Officer of Check Point since May 2023, as Acting Chief Financial Officer from October 2022 until May 2023, and as VP Finance from 2021 until May 2023. Mr. Golan oversees Check Point's finance operations, including accounting, business analysis, investor relations, legal, tax and treasury. Mr. Golan has over 14 years of financial experience.  Prior to joining Check Point in 2021, Mr. Golan worked at EY for 11 years, where he held the role of Managing Director in the Technology practice. Mr. Golan holds a B.A. in Economics and Accounting and a M.B.A in finance management. Mr. Golan is a certified public accountant.

Yoav Z. Chelouche has served on our board of directors since 2006. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corp., a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and until 2015 co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and until February 2024 served as an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Guy Gecht has served on our board of directors since 2006 and as our Lead Independent Director since August 2020. Mr. Gecht has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Gecht served as Logitech’s interim CEO from June to December 2023, and has been a member of Logitech’s board of directors since September 2019, chairing the Technology and Innovation Committee. He is the former co-CEO of E.Merge Technology Acquisition Corp., a SPAC focused on Cyber Security, AI, and Enterprise Software, a role he held from 2020 to October 2022. Prior to co-founding E.Merge, Mr. Gecht was CEO of Electronics for Imaging (EFI), specializing in digital printing technologies, from 2000 to 2018. Joining EFI in 1995, he also held roles as president, vice president, general manager of Fiery products, and director of software engineering. Earlier, Mr. Gecht held management positions at Interro Systems and Apple Israel. Additionally, he was an officer in the Israeli Defense Forces, leading an engineering team in one of IDF high-tech divisions. Mr. Gecht holds a B.S. degree in computer science and mathematics from Ben Gurion University in Israel.

Tzipi Ozer-Armon has served on our board of directors since January 2023. Ms. Ozer- Armon serves as the Chief Executive Officer of Lumenis Ltd. Since May 2012. Before joining Lumenis, Ms. Ozer- Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of Strauss Group Ltd., Similarweb Ltd., and ICL Group Ltd. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an M.B.A. degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

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

Jill D Smith has served on our board of directors since November 2023. Ms. Smith brings more than 25 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets. Most recently, Ms. Smith served as the President and Chief Executive Officer of Allied Minds, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, where she rose to become Partner. She subsequently joined Sara Lee as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of Aspen Technology, Inc., R1 RCM Inc. and MDA Space.

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

Of the individuals mentioned above, only Gil Shwed owned more than one percent of our outstanding shares as of December 31, 2023. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Jerry Ungerman, Dr. Tal Shavit Shenhav, Tzipi Ozer-Armon, Jill Smith and Shai Weiss will expire at our 2024 annual meeting of shareholders. The term of Ray Rothrock will expire at our 2026 annual meeting of shareholders and the terms of Yoav Chelouche and Guy Gecht will expire at our 2024 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of the directors or members of senior management are elected.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group, including those who left the company during 2023, was approximately $3.7 million for the year ended December 31, 2023. These amounts include $0.3 million that were set aside or accrued to provide for severance and retirement insurance policies in 2023. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid in 2023 (i) to our five most highly compensated executive officers (referred to as the “Covered Executives”) and (ii) to our non-executive directors.

Cash Compensation

Mr. Gil Shwed, Chief Executive Officer and Director. Cash compensation expenses recorded in 2023 consisted of $19.4  thousands in salary expenses, and $5.8 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2023, as he has done in the past. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2023, and did not receive any cash compensation for 2023 except for an amount equal to the minimum wage required under Israeli law.

Dr. Dorit Dor, Chief Technology Officer. Compensation expenses recorded in 2023 included $374.9 thousands in salary expenses and $87.4 thousands in benefit costs.

Mr. Itai Greenberg, Chief Strategy Officer and Head of Cloud Security Business. Compensation expenses recorded in 2023 included $232.7 thousands in salary expenses and $63.3 thousands in benefit costs.

Mr. Sharon Schusheim, Chief Services Officer, Compensation expenses recorded in 2023 included $265.9 thousands in salary expenses and $66.7 thousands in benefit costs.

Ms. Rupal Hollenbeck, President. Compensation expenses recorded in 2023 included $688.0 thousands in salary expenses and $85.0 thousands in benefit costs.

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

In accordance with the company’s executive compensation policy, we also paid cash bonuses upon compliance with predetermined 2023 performance parameters set by the Compensation Committee and the Board of Directors. The 2023 cash bonus expenses for Dr. Dor, Mr. Greenberg, Mr. Schusheim and Ms. Hollenbeck were $322.8 thousands, $119.7 thousands, $140.4 thousands, and $467.3 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2023. For the non-U.S. executives, the cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end and were paid in 2024 with respect to compliance with pre-determined 2023 performance metrics.

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

Our non-employee directors receive an automatic option grant and are also eligible for discretionary awards under the plans. Each non-employee director who is first elected or appointed to the board of directors is granted an option to purchase 25,000 ordinary shares and restricted share units (RSUs) with a value of $200.0 thousands on the date of the initial election or appointment, vesting in equal annual installments over a four-year period. On the date of each annual general meeting of shareholders, each non-employee director who is to continue to serve as a non-employee director after the annual meeting is granted an option to purchase an additional 5,000 ordinary shares and RSUs with a value of $150.0 thousands, of which 50% vest six months after the grant date, 25% vest nine months after the grant date, and another 25% vest a year after the grant date, provided that the director has served as a non-employee director for at least six months prior to the date of the annual meeting. The directors in office immediately prior to the date of initial appointment or election, or of the annual meeting, as applicable, may determine to reduce the initial or annual grant to all non-employee directors or specific non-employee directors.

On August 3, 2023, following the approval of our Compensation Committee, Board of Directors and the company’s shareholders at the 2023 Annual General Meeting, we granted Mr. Gil Shwed, our Chief Executive Officer and Director, options to purchase 0.5 million ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the grant, vesting gradually over a period of four years with the vesting of options to purchase 0.2 million ordinary shares (40% of the grant) also subject to long-term company performance goals.

During 2023, we granted our executive officers and directors options to purchase an aggregate of approximately 0.6 million shares and approximately 0.07 million RSUs and PSUs under our equity incentive plans. The exercise price of these options range between $126.16-$136.26, and their expiration dates range between December 2029 and October 2030.

All options granted to directors and executive officers in 2023 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the applicable date of grant.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2023 for Mr. Shwed, Dr. Dor, Mr. Greenberg, Mr. Schusheim and Ms. Hollenbeck of $17.9 million, $5.4 million, $1.4 million, $1.3 million and $1.7 million, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2y to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to the Chief Executive Officer, also by the company’s shareholders in accordance with the Israeli Companies Law.

As of December 31, 2023, our executive officers and directors held options to purchase an aggregate of approximately 7.0 million shares and held 0.18 million RSUs and PSUs under our equity incentive plans. The exercise prices of these options range between $91.78 and $136.26, and their expiration dates range between June 2024 and October 2030.

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

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2023, Yoav Chelouche, Guy Gecht and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Guy Gecht’s term of office will expire in 2024, and Ray Rothrock’s term of office will expire in 2026.

Pursuant to the Israeli Companies Law Regulations , an Israeli company traded on Nasdaq that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) may elect not to appoint Outside Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, that the company complies with the applicable Nasdaq independent director requirements and the Nasdaq Audit Committee and Compensation Committee composition requirements. Accordingly, Check Point is eligible to adopt the relief provided by the amended Israeli regulations. To date, Check Point has not elected to adopt such relief.

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

Our board of directors has determined that each of Yoav Chelouche, Guy Gecht, Tzipi Ozer-Armon, Ray Rothrock, Tal Shavit Shenhav, Jill Smith, Jerry Ungerman, and Shai Weiss is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

In addition, the Nasdaq regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq regulations applicable to audit committee members and each of whom is financially literate and one of whom has accounting or related financial management expertise. Yoav Chelouche is the chairman of the audit committee. Guy Gecht, Tzipi Ozer-Armon and Ray Rothrock serve as the other members of our audit committee. The audit committee has adopted a written audit committee charter as required by the Nasdaq regulations.

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

Nominating, Sustainability and Corporate Governance Committee. The nominating, sustainability and corporate governance committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, provides oversight in the evaluation of our board of directors and each committee, oversees our policies, programs and strategies related to environmental, social and governance (ESG) matters and develops and recommends to the board a set of corporate governance guidelines. Shai Weiss is the chairman of the nominating, sustainability and corporate governance committee. Tal Shavit Shenhav and Jill Smith serve as the other members of our nominating, sustainability and corporate governance committee. The nominating, sustainability and corporate governance committee has adopted a written nominating committee charter.

Employees

As of December 31, 2023, we had 6,450 employees as well as 277 subcontractors (194 subcontractors in 2022, 163 subcontractors in 2021) Over the past three years, the number of our employees by function was as follows:

	As of December 31,
	2023	2022	2021
Function:
Research, development and quality assurance	1,889	1,807	1,677
Marketing, pre sale, sales and business development	2,869	2,678	2,509
Customer support	1,027	926	905
Information systems, administration, finance and operation	665	615	551

Total	6,450	6,026	5,642

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
	2023	2022	2021
Function:
Israel	2,672	2,525	2,416
Americas	1,973	1,813	1,660
Rest of the World	1,805	1,688	1,566

Total	6,450	6,026	5,642

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 29, 2024. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 29, 2024.

Name	Number of shares beneficially owned (1)(5)	% of class of shares (2)		Title of securities covered by the options, RSUs and PSUs	Number of options, RSUs, and PSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	29,804,551	25.6	%(4)	Ordinary shares	4,920,000	$114.23-$131.96	06/06/2024-08/02/2030
All directors and officers as a group (13 persons including Mr. Shwed)(5)	30,851,436	26.2%		Ordinary shares	5,854,148	$91.78-$131.96	06/06/2024- 10/31/2030

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and RSUs and PSUs that vest within 60 days after February 29, 2024.

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

(3)	Number of options immediately exercisable or exercisable and RSUs and PSU that vest within 60 days from February 29, 2024.
(4)
The share amount and holding percentage includes unexercised stock options. Without such unexercised stock options, the 24,884,551 issued ordinary shares held by Gil Shwed represented 22.0% of the outstanding ordinary shares and voting rights as of February 29, 2024.

(5)	Other than Mr. Shwed, none of our executive officers and directors beneficially own more than 1% of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2023:

Plan	Outstanding options, RSUs & PSUs	Options outstanding exercise price	Date of expiration of options	Options exercisable
2005 United States Equity Incentive Plan	1,219,079	$97.61-$136.26	06/06/2024-10/31/2030	370,436
2005 Israel Equity Incentive Plan	8,781,708	$91.78-$131.96	06/06/2024-08/02/2030	5,532,046
Dome9 Equity Incentive Plan	226	$12.99	12/21/2027	226

In 2005, we adopted our 2005 United States Equity Incentive Plan and our 2005 Israel Equity Incentive Plan, which were subsequently amended in January 2014, July 2018, August 2020 and August 2023. We refer to the plans, as amended, as the U.S. Equity Plan and the Israel Equity Plan, and, together, as the Equity Plans.

Number of Ordinary Shares Reserved for Future Grants under the Equity Plans

Following the amendments to the Equity Plans in July 2018, commencing December 31, 2018, on 31, December of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Plans together shall be automatically reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date). The number of “Reserved and Authorized Shares” under the Equity Plans shall equal the sum of (i) the number of ordinary shares reserved and authorized under the Equity Plans for outstanding awards granted under the Equity Plans as of such date, and (ii) the number of ordinary shares reserved, authorized and available for issuance under the Equity Plans on such date.

Accordingly, as of December 31, 2023, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 12,290,744.

As of December 31, 2023, options to purchase 7,233,044 ordinary shares were outstanding under the Equity Plans and the Dome9 Equity Incentive Plan combined. The option exercise prices of the outstanding options as of December 31, 2023 range between $12.99 and $136.26 per share. As of December 31, 2023, 2,767,969 RSUs and PSUs were outstanding under the Equity Plans combined.

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

As of December 31, 2023, options to purchase 226 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The single outstanding grant under this plan has a term of ten years, expiring in December 2027, and an option exercise price of $12.99 per share. No further options can be granted under the Dome9 Equity Plan.

Employee Stock Purchase Plans

In 1996, we adopted an Employee Stock Purchase Plan, which was subsequently amended and restated in 2015, and further amended in June 2019, July 2020 and January 2024. We refer to the Employee Stock Purchase Plan, as amended and restated, as the US ESPP, and the Employee Stock Purchase Plan (Non-U.S. Employees), as the Non-US ESPP, and together with the US ESPP, as the “ESPPs”. The ESPPs permit employees to purchase ordinary shares through payroll deductions.

As of February 29, 2024, 246,703 ordinary shares were available under the US ESPP and 669,590 ordinary shares were available under the Non-US ESPP.

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

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2023, 2022 and 2021, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2023:

Name of Five Percent Shareholders	No. of shares beneficially held (1)(3)	% of class of shares (2)		No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2023			December 31, 2022		December 31, 2021
Gil Shwed	29,744,539	25.3	%(3)	29,149,766	23.3%	28,369,738	21.4%

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

(3)
The share amount and holding percentage includes the unexercised stock options. Without such unexercised stock options, the 24,884,539 issued ordinary shares held by Gil Shwed represented 22.0% of the outstanding ordinary shares and voting rights as of December 31, 2023.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2023, there were 106 holders of record of our ordinary shares in the United States, representing approximately 80.77% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to us outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 479 million (approximately $132 million), not including an amount of NIS 421 million (approximately $116 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation through December 31, 2023). We believe we have good arguments against these orders and on November 29, 2023, filed an appeal to the District Court of Tel Aviv against these orders.

In addition, the ITA has issued tax assessment for the 2020 tax year, presenting similar arguments as those in the orders for the tax years 2016-2019, in which it demanded the payment of additional taxes in the aggregate amount of NIS 84 million (approximately $23 million), not including an amount of NIS 95 million (approximately $26 million) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest and indexation through December 31, 2023). On December 31, 2023 we submitted an initial stage tax appeal against the 2020 tax assessment to the ITA (the Company may appeal such order to the district court). There is no assurance that the ITA will accept our positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

Clawback Policy

In 2023, we adopted a Clawback Policy in compliance with the SEC rules and Nasdaq listing standards to recover any excess incentive-based compensation from current and former executive officers after an accounting restatement.

A copy of the Clawback Policy is filed an exhibit to this Annual Report.

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

During 2023, the list of entities to which we contributed included, among others, the Tel Aviv University and the Yeholot Association. Gil Shwed, our founder and Chief Executive Officer, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of Tel-Aviv University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

Among other changes, the new Law includes, Amendment 73 to the Investment Law (“Amendment 73”). Amendment 73 prescribes special tax tracks for technological enterprises. One of the tracks is for Technological preferred enterprise—an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property. The special tax tracks under Amendment 73 are subject to rules issued by the Minister of Finance. On May 1, 2017, the Israeli Finance Minister signed tax regulations implementing the Organization for Economic Co-operation and Development’s (OECD’s) “nexus approach,” a base erosion and profit shifting (BEPS) requirement for intellectual property (IP) preferential tax regimes. The proposed regulations are subject to approval by the Parliament’s Finance Committee. On May 16, 2017 the Knesset Finance Committee approved the regulations effective as of January 1, 2017.

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

Equity Based Compensation

The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2021, 2022 and in 2023, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2023 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 698,280.

(b) the capital gains tax track through a trustee pursuant to which the employee pays capital gains tax at a rate of 25% on the capital profit portion and marginal tax rate (including payments to the National Insurance Institute and health tax) on the income portion (in general, the income portion is the profit derived from the difference between the average market value of the share 30 days before the allotment date and the exercise price of the option/share) upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee. (On the capital profit, the employee is not required to make payments to the National Insurance Institute and health tax). In this track, on the capital profit, we may not deduct expenses pertaining to the options/shares for tax purposes but may do so on the income portion. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee (with respect to options/shares granted before January 1, 2006, a period of 30 months commencing from the date of which the options/shares were granted or a period of 24 months commencing from the date of which the options/shares were issued and deposited with the trustee, whichever route is selected). As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2023 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 698,280.

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2021, 2022 and in 2023, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date. As of January 1, 2013, an additional tax was imposed in a rate of 3% (“the surtax”). Accordingly, and as of December 31, 2023 the marginal tax rate of an individual can reach 50% if the employee’s taxable income for the year exceeded NIS 698,280.

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% in 2021, 2022 and in 2023) on the profit upon the sale of the underlying shares/shares. As of January 1, 2013, the surtax is imposed. Accordingly, the marginal tax rate of an individual increased by 3% if the employee’s taxable income in 2023 exceeded NIS 698,280 (as updated from time to time). Hence, the employee’s marginal tax rate can reach 50%.

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

Item 10J. Annual Report to Security Holders

Not applicable.

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

Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. Fixed rate securities may have their fair market value impacted due to a rise or fall in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our income from investments may change in the future in the event that interest rates fluctuate.

During 2022 and 2023 global interest rates have risen which affected positively the yield on new investments in our investment portfolio and our interest income.

As of December 31, 2023 securities representing 15% of our investments portfolios are rated as AAA; securities representing 39% of the portfolio are rated between AA- and AA+; securities representing 45% of the portfolio are rated between A- and A+; securities representing 1% of the portfolio are rated as BBB+ or below.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2023:

	Maturity					Total Par Value	Fair Value at Dec. 31, 2023
	2024	2025	2026	2027	2028
	(in millions)
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	$308.3	$198.4	$114.1	$11.4	$43.5	$675.7	$661.2
Debt securities issued by other governments	41.3	20.3	-	-	-	61.6	60.3
Corporate debt securities	605.4	416.9	398.9	201.0	72.3	1,694.5	1,648.0
Cash	79.8					79.8	79.8
Short-term bank deposits	52.5					52.5	52.5
Cash equivalents:
Money market funds	175.4	-	-	-	-	175.4	175.4
Short term deposits	282.5	-	-	-	-	282.5	282.5

Total	$1,545.2	$635.6	$513.0	$212.4	$115.8	$3,022.0	$2,959.7

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

We entered into forward contracts to hedge the foreign currency exchange impacts on assets and liabilities denominated in various foreign currencies. As of December 31, 2023, the total amount of outstanding forward contracts that did not qualify for hedge accounting was $241.7 million. These contracts were for a period of up to twelve months. The net amount of gains and losses recognized in “financial income, net” during 2023 was a loss of $6.2 million.

During 2023, we entered into forward contracts to hedge against the risk of overall changes in foreign currency exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and Euro. These contracts qualified for cash flow hedge accounting and as such the net amount of gains and losses of $18.6 million in gain was recognized when the related expense were incurred, and classified in operating expenses during 2023. As of December 31, 2023, the notional amount of outstanding forward contracts that qualified for cash flow hedge accounting was $207.5 million and their fair value gain amount was $1.3 million.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israeli Shekel and Euro having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2023 would result in an increase in operating expenses of $71 million for the year ended December 31, 2023. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2023, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2023, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a Code of Ethics that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions as well as to contractors working on a regular basis with Check Point. The Code of Ethics is updated from time to time and was last updated in 2023. The Code of Ethics and Business Conduct is available on our website. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 959 Skyway Road, Suite 300, San Carlos, California 94070 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2023 and 2022:

	Year Ended December 31, 2023		Year Ended December 31, 2022
	Amount	Percentage	Amount		Percentage
	(in millions, except percentages)
Audit fees (1)	$0.8	66%	$0.8		67%
Audit related fees (2)	0.1	10%	*	)	3%
Tax fees (3)	0.3	24%	0.3		30%

Total	$1.2	100%	$1.1		100%

*)	Represents an amount lower than $0.1 million.
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

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2023 and 2022, and will receive during 2024 for non-audit services in certain categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2023 and since we started repurchases programs, we repurchased the company’s ordinary shares for an aggregate amount of $14,373 million. On February 13, 2023 the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2 billion. Under the current plan, the Board of Directors authorized repurchases of ordinary shares at the pace of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2023, we used $1,288 million to repurchase approximately 9.9 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.8	$128	$385
February 1 – February 28	0.8	$125	$2,289
March 1 – March 31	1.0	$126	$2,160
April 1 – April 30	0.6	$131	$2,086
May 1 – May 31	1.3	$121	$1,928
June 1 – June 30	0.7	$126	$1,836
July 1 – July 31	0.7	$127	$1,749
August 1 – August 31	1.1	$131	$1,610
September 1 – September 30	0.7	$135	$1,511
October 1 – October 31	0.7	$134	$1,411
November 1 – November 30	0.7	$140	$1,315
December 1 – December 31	0.8	$150	$1,198

Total	9.9	$131

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

A copy of the Insider Trading Policy, as amended on May 10, 2023, is filed as an exhibit to this Annual Report.

 ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats (as defined below), and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential cybersecurity incidents (as defined below).

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems (as defined below) that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Information Security Officer (CISO) who reports to our Chief Information Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management process, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management.  Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage our internal auditors and other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cybersecurity policies and procedures in accordance with common best practices and methodologies, as well as to monitor and test our security controls.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

For additional information regarding whether any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 3D, “Key Information – Risk Factors,” in this Annual Report on Form 20-F, including the risk factors entitled “Other General Risks and Risks Related to the Ownership of Our Ordinary Shares - Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats”

Cybersecurity Governance

Our Board of Directors considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity and other information technology risks. The Audit Committee oversees management’s implementation of our cybersecurity risk management program.

The Audit Committee receives quarterly reports from our Chief Information Officer on cybersecurity regarding our company’s cybersecurity risks and activities, including any recent cybersecurity incidents and related responses, cybersecurity systems testing, activities of third parties, as well as any incidents with lesser impact potential.

Our Audit Committee provides updates to the board of directors on such reports.

Our management team, particularly our Chief Information Officer, oversees our cybersecurity policies and processes, including those described in “Cybersecurity Risk Management and Strategy” above, and is responsible for assessing and managing our material risks from cybersecurity threats. Our Chief Information Officer and his team have primary responsibility for our overall cybersecurity risk management program and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our management team’s experience includes our Chief Information Officer’s 16 years of experience in IT services, who has been with Check Point since 2008.

Our Chief Information Officer supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

For purposes of this Item 16K:

-
A “cybersecurity incident” means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through Check Point’s information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.

-
A “cybersecurity threat” means any potential unauthorized occurrence on or conducted through a registrant’s information systems that may result in adverse effects on the confidentiality, integrity, or availability of Check Point’s information systems or any information residing therein.

-
“Information systems” means electronic information resources, owned or used by Check Point, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of Check Point’s information to maintain or support Check Point’s operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 18. FINANCIAL STATEMENTS

See beginning on page F-1 below.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)
4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, as amended
4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, as amended
4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (3)
4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (4)
4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (5)
4.7	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (6)
4.8	Check Point Software Technologies Ltd. Executive Compensation Plan (7)
4.9	Insider Trading Policy
8	List of subsidiaries (8)
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global
97.1	Clawback Policy
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

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(4)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.
(5)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(6)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.
(7)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on July 27, 2022.
(8)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By:	/s/ Gil Shwed
Gil Shwed
Chief Executive Office

By:	/s/ Roei Golan
Roei Golan
Chief Financial Officer

Date: April 2, 2024

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 2, 2024, expressed an unqualified opinion thereon.

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

Business combinations

Description of the Matter
As described in Note 3 to the consolidated financial statements, on September 13, 2023, the Company acquired 100% of the equity shares of Perimeter 81 Ltd. (Perimeter 81) for a total consideration of $503.1 million (the “Perimeter 81 Acquisition”). The Perimeter 81 Acquisition was accounted for as a business combination in accordance with ASC 805 “Business Combinations”.

Auditing the Company's accounting for the Perimeter 81 Acquisition was complex due to the significant estimation uncertainty in determining the fair values of identified intangible assets, which consisted of technology of $ 99.6 million and customer relationships of $57.0 million.

The significant estimation uncertainty in determining the fair values of identified intangible assets was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the fair value of the technology and customer relationships intangible assets included discount rates and certain assumptions that form the basis of the forecasted results, such as revenue growth rates, profitability margins and estimated costs. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
In our audit we obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Perimeter 81 Acquisition. This included testing controls over the estimation process supporting the recognition and measurement of identified intangible assets, and management's judgment and evaluation of underlying assumptions and estimates with regards to the fair values of the identified intangible assets.

To test the estimated fair value of the technology and customer relationships intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by the Company, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates. For example, we compared the revenue growth rates and expected costs to historical financial information, comparable companies and market and economic trends. We also performed a sensitivity analysis of the discount rate, profit margins, revenue projections and estimated expected costs to evaluate the change in the fair value resulting from changes in the assumptions.

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

We have served as the Company’s auditor since 1994.

Tel-Aviv, Israel
April 2, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check Point Software Technologies Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 2, 2024 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
April 2, 2024

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In millions

	December 31,
	2023	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$537.7	$196.0
Short-term bank deposits	52.5	431.1
Marketable securities	939.8	1,010.5
Trade receivables, net	657.7	644.2
Prepaid expenses and other assets	70.0	50.0

Total current assets	2,257.7	2,331.8

LONG-TERM ASSETS:
Marketable securities	1,429.7	1,865.6
Property and equipment, net	80.4	82.8
Deferred tax asset, net	81.8	77.6
Intangible assets, net	194.1	58.8
Goodwill	1,554.4	1,236.7
Other assets	97.4	71.5

Total long-term assets	3,437.8	3,393.0

Total assets	$5,695.5	$5,724.8

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT’D)

In millions (except share and per share data)

	December 31,
	2023	2022

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$48.3	$29.6
Employees and payroll accruals	241.8	223.7
Deferred revenues	1,413.8	1,363.4
Accrued expenses and other liabilities	212.2	222.5

Total current liabilities	1,916.1	1,839.2

LONG-TERM LIABILITIES:
Deferred revenues	493.9	514.4
Income tax accrual	436.1	419.7
Other liabilities	28.4	22.2

Total long-term liabilities	958.4	956.3

Total liabilities	2,874.5	2,795.5

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2023 and 2022; 261,223,970 shares issued at December 31, 2023 and 2022; 112,906,427 and 120,761,971 shares outstanding at December 31, 2023 and 2022, respectively	0.8	0.8
Additional paid-in capital	2,732.5	2,500.7
Treasury shares at cost, 148,317,543 and 140,461,999 ordinary shares at December 31, 2023 and 2022, respectively	(13,041.2)	(11,802.1)
Accumulated other comprehensive loss	(39.2)	(97.9)
Retained earnings	13,168.1	12,327.8

Total shareholders’ equity	2,821.0	2,929.3

Total liabilities and shareholders’ equity	$5,695.5	$5,724.8

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

In millions (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Revenues:
Products and licenses	$497.4	$554.9	$513.9
Security subscriptions	981.2	858.0	755.2
Software updates and maintenance	936.1	917.0	897.7

Total revenues	2,414.7	2,329.9	2,166.8

Cost of products and licenses *)	99.3	145.6	110.7
Cost of security subscriptions *)	57.0	41.4	35.9
Cost of software updates and maintenance *)	112.3	105.5	103.0
Amortization of technology	14.0	11.9	8.5

Total cost of revenues	282.6	304.4	258.1

Research and development	368.9	349.9	292.7
Selling and marketing	747.1	675.2	597.8
General and administrative	117.0	116.1	110.7

Total operating expenses	1,515.6	1,445.6	1,259.3

Operating income	899.1	884.3	907.5
Financial income, net	76.5	44.0	42.1

Income before taxes on income	975.6	928.3	949.6
Taxes on income	135.3	131.4	134.0

Net income	$840.3	$796.9	$815.6

Basic earnings per ordinary share	$7.19	$6.37	$6.13
Number of shares used in computing basic earnings per share	116,913,913	125,205,504	133,121,763

Diluted earnings per ordinary share	$7.10	$6.31	$6.08

Number of shares used in computing diluted earnings per share	118,347,749	126,338,989	134,110,048

*)	Not including amortization of technology shown separately.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Net income	$840.3	$796.9	$815.6

Other comprehensive income (loss)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	49.1	(93.4)	(38.5)
Losses (gains) reclassified into earnings, net of tax	5.2	* )	(1.7)
	54.3	(93.4)	(40.2)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized losses arising during the period, net of tax	(12.0)	(25.4)	(0.1)
Losses (gains) reclassified into earnings, net of tax	16.4	21.5	(1.0)
	4.4	(3.9)	(1.1)
Other comprehensive income (loss), net of tax	58.7	(97.3)	(41.3)

Comprehensive income	$899.0	$699.6	$774.3

*) Represents an amount lower than 0.1

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions (except share and per share data)

				Accumulated
		Additional	Treasury	other		Total
	Ordinary	paid-in	shares	comprehensive	Retained	shareholders’
	shares	capital	at cost	income (loss)	earnings	equity

Balance as of January 1, 2021	$0.8	$2,028.4	$(9,319.0)	$40.7	$10,715.3	$3,466.2

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units and performance share units (2,872,272 ordinary shares)	-	126.2	67.8	-	-	194.0
Treasury shares at cost (10,900,938 ordinary shares)	-	-	(1,299.5)	-	-	(1,299.5)
Stock-based compensation	-	120.3	-	-	-	120.3
Other comprehensive loss, net of tax	-	-	-	(41.3)	-	(41.3)
Fair value of awards attributable to pre-acquisition services	-	1.8	-	-	-	1.8
Net income	-	-	-	-	815.6	815.6

Balance as of December 31, 2021	$0.8	$2,276.7	$(10,550.7)	$(0.6)	$11,530.9	$3,257.1

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,094,108 ordinary shares)	-	92.6	48.5	-	-	141.1
Treasury shares at cost (10,324,181 ordinary shares)	-	-	(1,299.9)	-	-	(1,299.9)
Stock-based compensation	-	131.4	-	-	-	131.4
Other comprehensive loss, net of tax	-	-	-	(97.3)	-	(97.3)
Net income	-	-	-	-	796.9	796.9

Balance as of December 31, 2022	$0.8	$2,500.7	$(11,802.1)	$(97.9)	$12,327.8	$2,929.3

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,001,548 ordinary shares)	-	85.2	48.5	-	-	133.7
Treasury shares at cost (9,857,092 ordinary shares)	-	-	(1,287.6)	-	-	(1,287.6)
Stock-based compensation	-	145.3	-	-	-	145.3
Other comprehensive income, net of tax	-	-	-	58.7	-	58.7
Fair value of awards attributable to pre-acquisition services	-	1.3	-	-	-	1.3
Net income	-	-	-	-	840.3	840.3

Balance as of December 31, 2023	$0.8	$2,732.5	$(13,041.2)	$(39.2)	$13,168.1	$2,821.0

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

	Year ended December 31,
	2023	2022	2021

Cash flows from operating activities:

Net income	$840.3	$796.9	$815.6
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	23.1	22.7	20.6
Amortization of premium and accretion of discount on marketable securities, net	3.1	18.5	21.0
Realized loss (gain) on sale of marketable securities, net	6.7	-	(1.4)
Amortization of intangible assets	24.3	13.5	10.1
Stock-based compensation	145.3	131.4	120.3
Deferred income tax benefit	(9.5)	(0.5)	(4.0)
Increase in trade receivables, net	(9.9)	(46.1)	(51.6)
Decrease (increase) in prepaid expenses and other assets	(51.1)	0.1	1.2
Increase (decrease) in trade payables	17.9	19.8	(7.7)
Increase (decrease) in employees and payroll accruals	26.7	26.3	(8.9)
Increase (decrease) in income tax accrual and accrued expenses and other liabilities	(0.9)	(54.6)	66.4
Increase in deferred revenues	21.8	170.3	216.8
Other	0.1	0.2	5.5

Net cash provided by operating activities	1,037.9	1,098.5	1,203.9

Cash flows from investing activities:

Proceeds from short-term bank deposits	510.6	538.4	214.5
Proceeds from maturity of marketable securities	1,022.9	1,056.6	1,551.7
Proceeds from sale of marketable securities	491.9	9.1	184.1
Investment in marketable securities	(947.3)	(1,063.1)	(1,297.5)
Investment in short-term bank deposits	(132.0)	(477.0)	(492.5)
Cash paid in conjunction with acquisitions, net of acquired cash	(458.8)	(48.3)	(219.7)
Purchase of property and equipment	(18.6)	(22.1)	(15.9)

Net cash provided by (used in) investing activities	$468.7	$(6.4)	$(75.3)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

In millions

	Year ended December 31,
	2023	2022	2021

Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$133.7	$141.2	$194.0
Purchase of treasury shares at cost	(1,287.6)	(1,299.9)	(1,299.5)
Payments related to shares withheld for taxes	(11.0)	(9.3)	(6.9)

Net cash used in financing activities	(1,164.9)	(1,168.0)	(1,112.4)

Increase (decrease) in cash and cash equivalents	341.7	(75.9)	16.2
Cash and cash equivalents at the beginning of the year	196.0	271.9	255.7

Cash and cash equivalents at the end of the year	$537.7	$196.0	$271.9

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$118.7	$113.5	$101.0

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	1.3	-	1.8
Operating lease liabilities arising from obtaining right of use assets	$2.3	$8.0	$1.4

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

b.
In each 2023, 2022 and 2021, approximately 40% of the Company’s revenues were derived from three channel partners. Revenues derived from one channel partner in 2023, 2022 and 2021 were 14%, 15% and 16%, respectively, and revenues derived from the second channel partner in 2023, 2022 and 2021 were 14%, 13%, and 13%, respectively, and revenues derived from the other channel partner in 2023, 2022 and 2021 were 12%, 12%, and 11%, respectively, of the Company’s revenues in such years. Trade receivable balances from these three channel partners aggregated $301.2 as of December 31, 2023 and 2022.

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

As of December 31, 2023 and 2022, the allowances for credit losses of trade receivable were insignificant.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Allowance for credit losses and total write offs expenses during 2023, 2022 and 2021 were insignificant.

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

The credit losses recorded for the years ended December 31, 2023, 2022 and 2021 were insignificant.

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

The Company determines if an arrangement is a lease and the classification of that lease at inception based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all the economic benefits from the use of the asset throughout the lease term, and (3) whether the Company has a right to direct the use of the asset. The Company elected to not recognize a lease liability or right-of-use (“ROU”) asset for leases with a term of twelve months or less. The Company also elected the practical expedient to not separate non-lease components for its leases.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. The ROU assets are included in Prepaid expenses and other assets in the consolidated balance sheet, while the short-term portion of lease liabilities are included in Accrued expenses and other liabilities, and the long-term portion of lease liabilities are included in Other liabilities.

As of December 31, 2023, the Company had total ROU assets of $21.5, with corresponding liabilities of $26.1 on the consolidated balance sheets.

Rent expenses for the years ended December 31, 2023, 2022 and 2021, were $7.7, $6.3 and $8.1 respectively.

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

ASC No. 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the quantitative goodwill impairment test is performed. Alternatively, ASC No. 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the quantitative goodwill impairment test. If the carrying value of a reporting unit exceeds its fair value, the Company recognizes an impairment of goodwill for the amount of this excess.

The Company operates in one operating segment, and this segment is the only reporting unit. The Company performs the quantitative goodwill impairment test during the fourth quarter of each fiscal year, or more frequently if impairment indicators are present and compares the fair value of the reporting unit with its carrying value.

During the years 2023, 2022 and 2021, no goodwill impairment losses have been identified.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2023, 2022 and 2021, no impairment losses have been identified.

n.	Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2023 and 2022, the Company has not accrued any significant liability in respect with this exposure.

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

Deferred revenues represent mainly the unrecognized revenue billed for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,363.4 and $1,257.4 for the years ended December 31, 2023 and December 31, 2022, respectively.

Revenues expected to be recognized from remaining performance obligations were $2,249.0 and $2,146.1 as of December 31, 2023 and December 31, 2022, respectively. Of the balance as of December 31, 2023 the Company expects to recognize approximately $1,502.7 over the next 12 months and the remainder thereafter.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $10.2 and $9.5 as of December 31, 2023 and 2022, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets.

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the accompanying consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2023 and 2022, the amount of deferred commission was $37.3 and $15.3, respectively, and is included in other short term and other long term assets on the balance sheets. During the years ended on December 31, 2023, 2022 and 2021 the Company recorded amortization expenses in connection with deferred commissions in the amount of $10.6, $10.4 and $11.6, respectively.

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

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. The Company’s matching contribution to the plan were insignificant for the years ended December 31, 2023, 2022 and 2021.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2023, 2022 and 2021, were $7.6, $4.6 and $4.1 respectively.

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

The Company’s marketable securities consist mainly of investments in government, corporate and government sponsored enterprises debentures. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment, or issuer, thereby reducing credit risk concentrations.

The Company’s trade receivables are geographically dispersed and the majority is derived from sales to channel partners mainly in the United States, Europe and Asia. Concentration of credit risk with respect to trade receivables is limited by credit limits, ongoing credit evaluation and account monitoring procedures.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2023 and 2022, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $241.7 and $207.9, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net losses resulting from these forward contracts recognized in financial income, net during 2023, 2022 and 2021 were $(6.2), $(19.5) and $(0.6), respectively. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2023 and 2022 was insignificant.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel, in Euro, and in British Pound. As of December 31, 2023 and 2022, the Company had outstanding forward contracts for payroll and related expenses in the notional amount of $207.5 and $266.2, respectively. These contracts were for a period of up to twelve months.

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

During 2023, 2022 and 2021 gains (losses) were reclassified when the related expenses were incurred and recognized in the operating expenses as follow:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$1.2	$1.7	$(0.1)
Research and development	13.9	13.3	(0.6)
Selling and marketing	0.5	6.6	(0.3)
General and administrative	3.0	2.8	(0.1)

	$18.6	$24.4	$(1.1)

The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2023 and 2022 was insignificant.

x.	Basic and diluted earnings per share:

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

The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,309,068, 1,730,104 and 4,891,452 for 2023, 2022 and 2021, respectively.

y.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC No. 718, “Compensation-Stock Compensation” (“ASC No. 718”). ASC No. 718 requires companies to estimate the fair value of equity-based payment awards on the grant date using an option-pricing model.

The Company recognizes compensation expenses for the value of awards granted, based on the straight line method for service based graded vesting awards and based on the accelerated method for performance-based graded vesting awards. Compensation expense is recognized over the requisite service period of the awards. The Company recognizes forfeitures of awards as they occur.

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

The fair value of options granted and Employee Stock Purchase Plan in 2023, 2022 and 2021 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2023	2022	2021

Employee Stock Options
Expected volatility	25.71%	25.56%	25.28%
Risk-free interest rate	4.24%	3.16%	0.65%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	5.45	4.75	4.22

Employee Stock Purchase Plan
Expected volatility	19.66%	22.16%	22.44%
Risk-free interest rate	5.35%	2.56%	0.24%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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

ad.	Recently Issued Accounting Pronouncements, not yet adopted:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09.

NOTE 3:-	ACQUISITIONS

The Company accounted for the following transaction as a business combination and allocated the purchase consideration to assets acquired and liabilities assumed based on their estimated fair values.

In addition, the transactions included additional consideration related to compensation for post combination services which were recorded as prepaid expenses and other long term assets and will be recognized over the requisite service period.

a.
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

b.
On February 3, 2022, the Company completed the acquisition of all outstanding shares of Spectral Cyber Technologies Ltd. (“Spectral”), a privately-held Israeli-based company, is a key innovator in developer security with a thriving open-source community. Spectral’s developer-first approach to security focuses on code safety and trust, fast code scanning and simple and cool developer experience.

c.
On September 11, 2023, the Company completed the acquisition of all outstanding shares of Atmosec Ltd. (“Atmosec”), a privately-held Israeli-based company, An early-stage start-up, Atmosec specializes in the rapid discovery and disconnection of malicious SaaS applications, preventing risky third party SaaS communications, and rectifying SaaS misconfigurations.

d.
On September 13, 2023, the Company completed the acquisition of all outstanding shares of Perimeter 81 Ltd. (“Perimeter 81”), a privately-held Israeli-based company, recognized as a leader in the Forrester Zero Trust Wave, brings an innovative approach to security service edge (SSE) that combines cloud and on-device protection. Perimeter 81 is offering a unique suite of capabilities, including Zero Trust Access, full mesh connectivity between users, branches and applications. The Company acquired Perimeter 81 for total consideration of approximately $503.1.

The Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management. The fair values are subject to adjustment for up to one year after the close of the transaction as additional information is obtained. Any adjustments to the preliminary purchase price allocation identified during the measurement period are recognized in the period in which the adjustments are determined.

Goodwill arising from the Perimeter 81 acquisition was primarily assigned to the synergies between Perimeter 81 solution with Check Point Infinity´s architecture which allows Check Point to deliver a complete Secure Access Service Edge (SASE) offering across internet access, Zero-Trust private access, SaaS security and SD-WAN. This positions Check Point to lead in delivering unparalleled security solutions tailored to intricate cloud environments and enables Check Point to enter new fields or markets. Goodwill is expected to be deductible for income tax purposes.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 3:-	ACQUISITIONS (Cont.)

	Weighted Average Useful Life	Amount

Goodwill		$314.9
Core technology	8 Years	99.6
Customer relationship	2 Years	57.0
Net assets assumed		31.6
Total		$503.1

The fair value of Core technology was determined using the income approach, specifically the multi-period excess earnings method.

Customer relationships represent the fair value of existing contractual relationships and customer loyalty determined based on existing relationships using the income approach, specifically the with and without method.

The fair value of the identified intangible assets subject to amortization are amortized over the assets’ estimated useful lives based on the pattern in which the economic benefits are expected to be received to cost of revenues and operating expenses.

From the Perimeter 81 Acquisition Date to December 31, 2023, the Consolidated Statements of Income include immaterial revenue and operating results attributable to Perimeter 81.

In 2023, Perimeter 81 acquisition-related costs were immaterial and recorded on the Company’s Consolidated Statements of Income. Acquisition-related costs are primarily comprised of direct transaction costs.

Unaudited Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

e.
On October 17, 2023, the Company completed the acquisition of all outstanding shares of R&M computer consultants, Inc. (“rmsource”), a privately-held US-based company, rmsource is a provider of managed cybersecurity services, cloud security and cloud migration and IT management.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 4:-	CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2023	2022

Cash and cash equivalents:
Cash	$79.8	$65.8
Money market funds	175.4	95.5
Short term deposits	282.5	34.7

Total Cash and cash equivalents	537.7	196.0

Short-term bank deposits:	52.5	431.1
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	661.2	819.3
Debt securities issued by other governments	60.3	118.3
Corporate debt securities	1,648.0	1,938.5

Total Marketable securities	2,369.5	2,876.1
Total Cash and cash equivalents, short-term bank deposits and marketable securities	$2,959.7	$3,503.2

	December 31, 2023
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value

Contractual maturity year:
Within one year	$956.6	$-	$(16.8)	$939.8
After one year through five years	1,465.4	3.0	(38.7)	1,429.7

Total	$2,422.0	$3.0	$(55.5)	$2,369.5

The following table classifies the Company’s marketable securities by contractual maturities:

	December 31, 2022
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value

Contractual maturity year:
Within one year	$1,024.9	$-	$(14.4)	$1,010.5
After one year through five years	1,974.5	0.1	(109.0)	1,865.6

Total	$2,999.4	$0.1	$(123.4)	$2,876.1

From the total of $55.5 and $123.4 unrealized losses as of December 31, 2023 and 2022, $41.9 and $87.3 were in continuous unrealized loss for more than 12 months, respectively. The unrealized losses are mainly driven by the higher interest rate environment and the recent interest rate hikes by global central banks during 2022-2023, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in the Company’s portfolio.

As of December 31, 2023 and 2022, interest receivable amounted to $15.5 and $15.6, respectively, and is included within prepaid expenses and other assets in the balance sheets.

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31,
	2023			2022
	Fair value measurements using input type			Fair value measurements using input type
	Level 1	Level 2	Total	Level 1	Level 2	Total

Cash	$79.8	$-	$79.8	$65.8	$-	$65.8
Cash equivalents
Money market funds	175.4	-	175.4	95.5	-	95.5
Short term deposits	282.5	-	282.5	34.7	-	34.7
Short-term bank deposits	52.5	-	52.5	431.1	-	431.1
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	-	661.2	661.2	-	819.3	819.3
Debt securities issued by other governments	-	60.3	60.3	-	118.3	118.3
Corporate debt securities	-	1,648.0	1,648.0	-	1,938.5	1,938.5
Foreign currency derivative contracts	-	1.3	1.3	-	(3.6)	(3.6)
Total financial assets	$590.2	$2,370.8	$2,961.0	$627.1	$2,872.5	$3,499.6

NOTE 6:- PROPERTY AND EQUIPMENT, NET

	December 31,
	2023	2022

Cost:
Computers and peripheral equipment	$91.0	$78.1
Office furniture and equipment	12.2	7.8
Building	78.7	78.7
Leasehold improvements	32.1	30.9

	214.0	195.5
Accumulated depreciation	133.6	112.7

Property and equipment, net	$80.4	$82.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 7:- GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

	2023	2022
Balance as of January 1	$1,236.7	$1,196.2
Acquisitions	317.7	40.5

Balance as of December 31	$1,554.4	$1,236.7

b.	Intangible assets, net:

	Useful	December 31,
	Life	2023	2022

Original amount:
Core technology	8	$195.0	$93.5
Trademarks and trade names	15–20	7.5	25.5
Customer relationship	2-4	63.9	5.8

		266.4	124.8

Core technology		53.6	39.6
Trademarks and trade names		6.9	24.5
Customer relationship		11.8	1.9

		72.3	66.0
Intangible assets, net:
Core technology		141.4	53.9
Trademarks and trade names		0.6	1.0
Customer relationship		52.1	3.9

		$194.1	$58.8

Intangible assets which were fully amortized as of the prior year, are disposed from the original amount and the accumulated amortization balances.

The estimated future amortization expense of Intangible assets as of December 31, 2023 is as follows:

2024	$53.9
2025	44.8
2026	21.8
2027	18.7
2028	17.5
Thereafter	37.4
$194.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 8:- DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2023	2022

Security subscriptions	$970.2	$932.1
Software updates and maintenance	904.1	904.7
Other	33.4	41.0

	$1,907.7	$1,877.8

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. Substantially all of the remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years.

NOTE 9:- ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2023	2022

Accrued products and licenses costs	$73.9	$84.4
Marketing expenses payable	4.7	8.7
Income tax payable	40.7	34.3
Legal accrual	27.8	32.0
Other accrued expenses	65.1	63.1

	$212.2	$222.5

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

b.
In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging the Company’s positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to the Company outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 479 (approximately $132), not including an amount of NIS 421 (approximately $116) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation through December 31, 2023). The Company believes it has good arguments against these orders and on November 29, 2023, filed an appeal to the District Court of Tel Aviv against these orders.

In addition, the ITA has issued tax assessment for the 2020 tax year, presenting similar arguments as those in the orders for the tax years 2016-2019, in which it demanded the payment of additional taxes in the aggregate amount of NIS 84 (approximately $23), not including an amount of NIS 95 (approximately $26) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest and indexation through December 31, 2023). On December 31, 2023 we submitted an initial stage tax appeal against the 2020 tax assessment to the ITA  (the Company may appeal such order to the district court). There is no assurance that the ITA will accept our positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging the Company’s positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to the Company outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest the Company’s positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 479 (approximately $132), not including an amount of NIS 421 (approximately $116) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation through December 31, 2023). The Company believes it has good arguments against these orders and on November 29, 2023, filed an appeal to the District Court of Tel Aviv against these orders. In addition, the ITA has issued tax assessment for the 2020 tax year, presenting similar arguments as those in the orders for the tax years 2016-2019, in which it demanded the payment of additional taxes in the aggregate amount of NIS 84 (approximately $23), not including an amount of NIS 95 (approximately $26) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest and indexation through December 31, 2023). On December 31, 2023 we submitted an initial stage tax appeal against the 2020 tax assessment to the ITA (the Company may appeal such order to the district court). There is no assurance that the ITA will accept our positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

2.
Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, Check Point Ltd. and its Israeli subsidiaries calculate their tax liability in dollar according to certain orders.

The tax liability, as calculated in dollar is translated into New Israeli Shekels according to the exchange rate as of December 31, of each year.

b.
Income taxes of non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective countries of residence.

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $546.9 and unrecognized deferred tax liability related to such earning amounted to $89.6 as of December 31, 2023.

c.
Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2023 and 2022, the Company’s deferred taxes were in respect of the following:

	December 31,
	2023	2022

Carry forward tax losses	$36.2	$38.7
Employee stock based compensation	30.3	34.9
Deferred revenues	3.0	3.5
Tax credits	32.5	29.8
Unrealized loss on marketable securities, net	11.8	29.6
Accrued employee costs	13.2	11.3
Other	17.3	16.3

Deferred tax assets before valuation allowance	144.3	164.1
Valuation allowance – mainly in respect to carryforward losses	(16.7)	(17.5)

Deferred tax asset	127.6	146.6

Intangible assets	(13.4)	(32.8)
Deferred commission	(9.3)	(3.8)
Other	(6.1)	(15.8)

Deferred tax liability	(28.8)	(52.4)

Deferred tax asset, net	$98.8	$94.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

*) As of December 31, 2023 and 2022 unrecognized tax benefit in the amounts of $17.0 and $16.6 was presented net from deferred tax asset.

Through December 31, 2023, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $75.1 expiring gradually beginning 2023 mainly resulting from tax benefits related to employees’ stock option exercises that can be carried forward and offset against taxable income. Through December 31, 2023, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $38.1, expiring gradually beginning 2023 and is subject to limitation on their utilization.

Through December 31, 2023, the U.S. subsidiaries had federal and states research and development tax credits of approximately $26.8, which expire between fiscal years 2023 and fiscal 2042 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:

	Year ended December 31,
	2023	2022	2021

Domestic	$901.6	$897.4	$917.9
Foreign	74.0	30.9	31.7

	$975.6	$928.3	$949.6

e.	Taxes on income are comprised of the following:

	Year ended December 31,
	2023	2022	2021

Domestic taxes:
Current	$140.6	$117.7	$130.9
Deferred	(23.0)	(1.3)	(1.1)

	117.6	116.4	129.8
Foreign taxes:
Current	13.1	12.7	7.1
Deferred	4.6	2.3	(2.9)

	17.7	15.0	4.2

Taxes on income	$135.3	$131.4	$134.0

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 11:- TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2023		2022

Beginning balance		$436.3		$469.5
Decrease related to tax positions taken during prior years		(35.2)		(85.4)
Increase related to tax positions taken during the current year		51.9		52.2

Ending balance	$	*) 453.0	$	*) 436.3

*) As of December 31, 2023 and 2022 unrecognized tax benefit in the amounts of $17.0 and $16.6 was presented net from deferred tax asset.

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

During the years ended December 31, 2023, 2022 and 2021, the Company recorded $12.6, $15.9 and $9.7, respectively for interest expense related to uncertain tax positions. As of December 31, 2023 and 2022, the Company had accrued interest liability related to uncertain tax positions in the amounts of $72.6 and $60.0, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2023, 2022 and 2021.

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
Reconciliation of the theoretical tax expenses:

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2023	2022	2021

Income before taxes as reported in the statements of income	$975.6	$928.3	$949.6

Statutory tax rate in Israel	23%	23%	23%

Decrease in taxes resulting from:
Effect of “Technological preferred or Preferred Enterprise” status *)	(8)%	(13)%	(11)%
Others, net	(1)%	4%	2%

Effective tax rate	14%	14%	14%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.66	$0.95	$0.80

*) Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.65	$0.94	$0.80

NOTE 12:- SHAREHOLDERS’ EQUITY

a.	General: Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

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

As of December 31, 2023, the Company repurchased ordinary shares for an aggregate amount of $14,372.7. During 2023, 2022 and 2021 the Company repurchased 9,857,092, 10,324,181, and 10,900,938 shares for an aggregate amount of $1,287.6, $1,299.9 and $1,299.5, respectively.

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

Under the Equity Incentive Plans, the Company’s non-employee directors receive on an annual basis options and RSUs grant. Following the amendments to the Equity Incentive Plans in July 2018, commencing December 31, 2018, on December 31 of each year, the number of Reserved and Authorized Shares (as defined below) under both Equity Incentive Plans together shall be annually reset on such date to equal 10% of the sum of (i) the number of ordinary shares issued and outstanding on such date and (ii) the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date (provided, however, that in no event shall the number of Reserved and Authorized Shares be less than the number of ordinary shares reserved and authorized under the Equity Incentive Plans for outstanding awards granted under the Equity Incentive Plans as of such date).

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

As of December 31, 2023, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

Stock Options outstanding	7,233,044
RSU outstanding	2,459,201
PSU outstanding	308,768
Ordinary shares available for issuance under the Equity Incentive Plans	2,289,731

Total Reserved and Authorized Shares as of December 31, 2023	12,290,744

As of December 31, 2023 the aggregate number of shares, stock options, RSU and PSU outstanding is 122,907,440.

A summary of the Company’s stock option activity and related information is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value
	2023

Outstanding at beginning of year	7,778,108	$115.05	$82.5
Granted	585,000	$131.90
Exercised	(920,253)	$110.12
Forfeited	(209,811)	$127.22

Outstanding at December 31, 2023	7,233,044	$117.50	$255.3

Exercisable at December 31, 2023	5,902,708	$115.74	$218.7

The weighted average fair values at grant date of options granted for the years ended December 31, 2023, 2022 and 2021 with an exercise price equal to the market value at the date of grant were $43.0, $34.6 and $25.9 per share, respectively.

The total intrinsic value of options exercised during the years 2023, 2022 and 2021 was $20.0, $32.9 and $65.1, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the outstanding stock options as of December 31, 2023 and 2022, represents the intrinsic value of 7,233,044 and 7,651,858 outstanding options that are in-the-money as of such dates. As of December 31, 2023 all outstanding options are in-the-money. As of December 31, 2022, the remaining 126,250 outstanding options are out-of-the-money, and their intrinsic value was considered as zero.

A summary of the Company’s RSUs and PSUs activity is as follows:

	Year ended December 31, 2023
	RSUs	PSUs	Total

Unvested at beginning of year	2,219,853	188,493	2,408,346
Granted	1,251,505	159,170	1,410,675
Vested	(752,783)	(10,365)	(763,148)
Forfeited	(259,374)	(28,530)	(287,904)

	2,459,201	308,768	2,767,969

The weighted average fair values at grant date of RSUs and PSUs granted for the years ended December 31, 2023, 2022 and 2021 were $125.6, $126.3 and $120.1 per share, respectively.

The total fair value of shares vested during the years 2023, 2022 and 2021 was $96.1, $89.4 and $66.8, respectively.

As of December 31, 2023, the Company had approximately $311.7 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.9 years.

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. Following these amendments, starting with the purchase period on February 1, 2017, a total of 568,478 ordinary shares were designated for issuance under the US ESPP. On June 19, 2019, the allocation for the US ESPP was increased to 750,000 shares. As well, following amendments of 2015 year, for employees outside the United States, 1,096,795 ordinary shares were authorized for issuance under the Non-US ESPP. On January 16, 2024, the Non-US ESPP was increased by 700,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 1,796,795 ordinary shares

As of December 31, 2023, 2,656,325 ordinary shares had been issued under the amended ESPP plan.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:- SHAREHOLDERS’ EQUITY (Cont.)

During 2023, 2022 and 2021, employees purchased 405,458, 372,242 and 361,675 ordinary shares at average prices of $105.8, $103.5 and $105.3 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2023, 2022 and 2021, the Company recognized $11.4, $9.9 and $10.9, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:

Stock-based compensation expense related to stock options, RSUs, PSUs and ESPP is included in the consolidated statements of income as follows:

	Year ended December 31,
	2023	2022	2021

Cost of revenues	$7.7	$5.4	$4.8
Research and development	48.7	42.0	31.8
Selling and marketing	56.3	43.2	42.8
General and administrative	32.6	40.8	40.9

	$145.3	$131.4	$120.3

NOTE 13:- EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2023	2022	2021

Net income	$840.3	$796.9	$815.6

Weighted average ordinary shares outstanding	116,913,913	125,205,504	133,121,763

Dilutive effect:
Employee stock options, RSUs and PSUs	1,433,836	1,133,485	988,285

Diluted weighted average ordinary shares outstanding	118,347,749	126,338,989	134,110,048

Basic earnings per ordinary share	$7.19	$6.37	$6.13

Diluted earnings per ordinary share	$7.10	$6.31	$6.08

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 14:- ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Total

Beginning balance	$(94.6)	$(3.3)	$(97.9)
Other comprehensive income (loss) before reclassifications	49.1	(12.0)	37.1
Amounts reclassified from accumulated other comprehensive income	5.2	16.4	21.6
Net current period other comprehensive income	54.3	4.4	58.7
Ending balance	$(40.3)	$1.1	$(39.2)

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

The following table presents total revenues and property and equipment, net, by geographic area:

1.	Revenues based on the channel partners’ location:

	Year ended December 31,
	2023	2022	2021

Americas	$1,025.7	$991.1	$922.8
Europe, Middle East and Africa	1,116.7	1,049.5	980.8
Asia Pacific	272.3	289.3	263.2

	$2,414.7	$2,329.9	$2,166.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2.	Property and equipment, net and ROU assets:

	December 31,
	2023	2022

Israel	$78.4	$73.9
U.S.	8.9	12.8
Rest of the world	14.6	16.8

	$101.9	$103.5

b.
Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2023, 2022 and 2021 by product lines:

	Year ended December 31,
	2023	2022	2021

Product and licenses:
Network security Gateways	$452.0	$507.8	$480.5
Other *)	45.4	47.1	33.4

	497.4	554.9	513.9
Security subscriptions	981.2	858.0	755.2
Software updates and maintenance	936.1	917.0	897.7

Total revenues	$2,414.7	$2,329.9	$2,166.8

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 15:- GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2023	2022	2021

Financial income:
Interest income	$92.4	$67.6	$66.1

Financial expense:
Amortization of marketable securities premium and accretion of discount, net	3.1	18.5	21.0
Realized loss (gain) on sale of marketable securities, net	6.7	-	(1.4)
Foreign currency re-measurement (gain) loss	3.8	3.3	(0.2)
Others	2.3	1.8	4.6

	15.9	23.6	24.0

	$76.5	$44.0	$42.1