Form 20-F
period 2024-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2025-03-17
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                  to
Commission file number 000-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024. 108,368,523 ordinary shares, nominal value NIS 0.01 per share.

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

Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes  ☐    No  ☒

Auditor Firm Id: 1281	Auditor Name: Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global	Auditor Location: Tel-Aviv, Isra

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

Forward-Looking Statements

In addition to historical fact, this Annual Report contains forward-looking statements that are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact demand and supply of our products;

•	the effects of increased competition in our market;

•	our expectations regarding the transition in our company leadership;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	the effects on our business of global pandemics, such as COVID-19;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to protect our information technology systems, networks and products and services from various security threats;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations to provide security for all organizations;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations;

•	the effects of the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen;

•	the impact of the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors;

•	our ongoing relationships with our current and future customers and channel partners, suppliers, contract manufacturers and distributors; and

•	our other expectations, beliefs, intentions and strategies.

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

•
Our business, results of operations and financial condition are subject to, have been and may continue to be adversely affected by the risks of earthquakes, fire, floods, pandemics such as the COVID-19 pandemic and other natural events, as well as manmade problems such as power disruptions or terrorism or war, such as the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen.

•	Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

•	If our products fail to protect against attacks and our customers experience security breaches, our reputation and business could be harmed.

•	Product defects may increase our costs and impair the market acceptance of our products and technology.

•	We are subject to risks relating to acquisitions.

•	We are dependent on a limited number of product families.

•	Competition for highly skilled personnel is intense.

Risks Related to Our Dependence on Third-Parties

•	We are dependent on a small number of distributors.

•	We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products.

•	We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims.

•	Failures of the third party technology, third-party servers, cloud service providers and other third-party hardware, software and infrastructure on which we rely could adversely affect our business.

Risks Related to Tax, Legal and Regulatory Matters

•	We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition.

•	Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate.

•	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

•	We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Risks Related to Our Intellectual Property

•	We may not be able to successfully protect our intellectual property rights, which could cause substantial harm to our business.

•	We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales.

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

•
Our actual or perceived failure to adequately protect personal data or customer data, or otherwise comply with data privacy and protection laws and regulations, could subject us to sanctions and damages and could harm our reputation and business.

•
Issues relating to our use of artificial intelligence and machine learning technologies, combined with an uncertain legal and regulatory environment, could materially and adversely affect our business, financial condition and results of operations.

•	Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

•	A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree.

•	Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates.

•	Currency fluctuations may affect the results of our operations or financial condition.

•	Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats and cyber security incidents.

•
We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could adversely affect our business, and we may not be able to successfully navigate the recent leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans.

•
We may not be able to successfully navigate the recent leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Risks Related to Our Operations in Israel

•
The ongoing war and hostilities and other potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations.

•	Our operations may be disrupted by the obligations of our personnel to perform military service.

•	The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

•
Shareholder rights and responsibilities are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

•	Provisions of Israeli law and our articles of association may delay, prevent or make difficult an acquisition of us, prevent a change of control, and negatively impact our share price.

•	As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•
As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market (“Nasdaq”), we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

Risks Related to Our Business and Our Market

If the market for information and network security solutions does not continue to grow, our business will be adversely affected

The market for information and network security solutions may not continue to grow. Continued growth of this market will depend, in large part, upon:

•	the continued expansion of internet usage and the number of organizations adopting or expanding intranets;

•	the continued adoption of “cloud” infrastructure by organizations;

•	the ability of the infrastructures implemented by organizations to support an increasing number of users and services;

•	the continued development of new and improved services for implementation across the internet and between the internet and intranets;

•	the adoption of data security measures as it pertains to data encryption and data loss prevention technologies;

•	continued access to mobile APIs, APPs and application stores with Apple, Google and Microsoft;

•	government regulation of the internet and governmental and non-governmental requirements and standards with respect to data security privacy and data protection; and

•
economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, global pandemics such as the COVID-19 pandemic, global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or war, including the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen, and the Russia-Ukraine armed conflict and the tension between China and Taiwan.

In the last few years, global and regional economies around the world and financial markets have remained volatile largely as a result of economic and political uncertainty, the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen, rising interest rates, inflation, terrorist groups in Yemen, which are currently limiting the movement of marine shipments to Israel through the Red Sea, global pandemics such as COVID-19, the war in Ukraine, terrorism, governmental instability and other factors. During this period, many organizations have limited their expenditures and a significant portion of such organizations have remained reluctant to increase their expenditures. If these challenging macroeconomic conditions continue or worsen, our customers may reduce or postpone their technology spending, which could result in significant reductions in sales of our products, longer sales cycles, slower adoption of new technologies or increased price competition.

Further, if the necessary infrastructure required to operate our industry or complementary products and services are not developed in a timely manner and, consequently, the enterprise security, data security, internet or intranet markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition may be materially adversely affected. Additional details are provided in “Item 4 – Information on Check Point”.

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Fortinet Inc., Palo Alto Networks, Inc. and SonicWall Inc. and other companies in the network security space. We also compete with several other companies, including Zscaler, Inc., Trellix, Trend Micro Inc., NortonLifeLock Inc., Lookout, Inc., Zimperium, Inc, CrowdStrike Holdings, Inc., SentinelOne, Inc., Sophos Group plc, Proofpoint, Inc., Broadcom, Inc. Mimecast Limited, Microsoft Corp., Wiz Ltd., Netskope, Inc. and Abnormal Security Corp., with respect to specific products that we offer.

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

We may need to change our pricing models to compete successfully

The intense competition we face in the sales of our products and services and general economic and business conditions can put pressure on us to change our prices. If our competitors offer deep discounts on certain products or services or develop products that the marketplace considers more valuable, we may need to lower prices or offer other favorable terms in order to compete successfully. Any such changes may reduce margins and could adversely affect results of operations. Additionally, the increasing prevalence of cloud and SaaS delivery models offered by us and our competitors may unfavorably impact pricing in both our on-premises enterprise software business and our cloud business, as well as overall demand for our on-premises software product and service offerings, which could reduce our revenues and profitability. Our competitors may offer lower pricing on their support offerings, which could put pressure on us to further discount our product or support pricing.

Our business, results of operations and financial condition are subject to, have been and may continue to be adversely affected by the risks of earthquakes, fire, floods, pandemics such as the COVID-19 pandemic and other natural events, as well as manmade problems such as power disruptions or terrorism or war, such as the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen

We operate our business primarily from Israel, we sell our products and have operations worldwide. For example, our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel or the United States or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or war (including the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen, and the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy) have caused disruptions and could in the future cause disruptions to our or our customers’ businesses or the economy as a whole.  Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster, pandemics or by manmade problems, such as power disruptions or terrorism or war, could delay our research and development efforts. To the extent any of the foregoing causes disruptions or result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and results of operations would be materially and adversely affected.

In addition, following the Russia-Ukraine armed conflict, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate, which affect our exports or sales into Russia and Belarus and create difficulties in business planning and forecasting due to the uncertainty of the impact of the war on aspects of our business, such as on our distributors, resellers and end-customers.  Additional worldwide trade protectionism may increase as a result of the trade policies of a new U.S. administration as well as global response to such policies, as discussed elsewhere in these risk factors. Our efforts to comply with any such measures may be costly and time consuming. We take precautions to ensure that we and our partners comply with all relevant sanctions-related regulations, any alleged or actual failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties. The sanctions and other macroeconomic effects of the war or global trade protectionism may also result in the devaluation of the local currency and other inflationary effects.

Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business

Our business depends on our current and prospective customers’ ability and willingness to invest money in our products and security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. The negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, or inflation, and the potential for regional or global recessions could cause a decrease in corporate spending on cyber security software. Other matters that influence customer confidence and spending, such as, political unrest, public health crises, including global pandemic such as COVID-19, terrorist attacks, armed conflicts (such as the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen, and the ongoing conflict between Russia and Ukraine), rising energy costs, and natural disasters, could also negatively affect our customers’ spending on our products and services. The terrorist groups in Yemen, which are currently limiting the movement of marine shipments to Israel through the Red Sea, and the armed conflict involving Russia and Ukraine has resulted in sanctions which restrict the selling of goods, services, or technology in affected regions. The instability in these regions could further exacerbate the macroeconomic impacts on a global scale.

Negative economic conditions may cause existing and prospective customers to reduce their spending. Customers may delay or cancel cyber security projects or seek to lower their costs by renegotiating renewals or maintenance and support agreements. Further, customers or channel partners may be more likely to refrain from making payments and/or make late payments in worsening economic conditions. If the economic conditions of the general economy or industries in which we operate continue to worsen from present levels, our business, results of operation and financial condition could be adversely affected.

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

In addition, an actual or perceived security breach or theft of the confidential data of one of our customers, regardless of whether the breach is attributable to the failure of our products, could adversely affect the market’s perception of our security products. Despite our best efforts, there is no guarantee that our products will be free of flaws or vulnerabilities, and even if we discover these weaknesses, we may not be able to correct them promptly, if at all. Our customers may also misuse our products, or may not properly configure or securely deploy our products, which could result in a breach or theft of business data.

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

We are subject to risks relating to acquisitions

We have made acquisitions in the past, including the acquisitions of Cyberint in 2024, Perimeter 81, Atmosec and rmsource in 2023, Spectral in 2022 and Avanan in 2021, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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

These financing activities or expenditures could harm our business, results of operations and financial condition or the price of our ordinary shares. Alternatively, due to difficulties in the capital and credit markets, we may be unable to secure capital on acceptable terms, or at all, to complete acquisitions. In addition, we may not be able to integrate acquired personnel, operations, and technologies successfully or effectively manage the combined business following the completion of any future acquisition. Additionally, such integration may impact our revenue and operating results. We may also not achieve the anticipated benefits from the acquired businesses due to a number of factors, including:

•	unanticipated costs, liabilities or compliance issues associated with the acquisition;

•	incurrence of acquisition-related costs;

•	diversion of management’s attention from other business concerns;

•	harm to our existing business relationships with manufacturers, distributors and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business;

•	use of substantial portions of our available cash to consummate the acquisition; or

•	unrealistic goals or projections for the acquisition.

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

Risks Related to Our Dependence on Third-Parties

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2024, 2023 and 2022, we derived approximately 56%, 56% and 59%, respectively, of our sales from our ten largest distributors. In each of 2024, 2023 and 2022, our three largest distributors accounted for approximately 39%, 40% and 40%, respectively, of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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

Failures of the third-party technology, third-party servers, cloud service providers and other third-party hardware, software and infrastructure on which we rely could adversely affect our business

We rely on third-party technology, third-party servers, cloud service providers and other third-party hardware, software and infrastructure to support our operations. The owners and operators of the data centers and cloud services with which we are engaged, and the other third parties on which we rely, do not guarantee uninterrupted or error-free technology, products or services. Problems faced by our third-party providers, including technological or business-related disruptions, could adversely impact our business and results of operations, including by adversely impacting our products and services.

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

In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to us outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 517 million (approximately $141 million), not including an amount of NIS 459 million (approximately $126 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation). On November 29, 2023, we filed an appeal to the District Court of Tel Aviv against these orders. Both parties filed their arguments to the court and a preliminary hearing was held on January 23, 2025 at which the arguments were addressed. The Court requested the parties to negotiate a settlement, and update the court by April 22, 2025 on the outcome.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 89 million (approximately $24 million), not including an amount of NIS 101 million (approximately $28 million) related to expenses that will be deductible in future years, with respect to the 2020 tax year (these amounts include interest and indexation). On December 31, 2023 we submitted a tax appeal against the 2020 tax assessment to the ITA. There is no assurance that the ITA will accept our positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Tax Act”), which, among other provisions, beginning in 2022 eliminated the option to deduct research and development expenditures currently and required taxpayers to capitalize and amortize them over five or fifteen years. The Tax Act also limited the deduction for net operating losses carried forward from taxable years beginning after December 31, 2017 to 80% of current year taxable income, In addition, California recently enacted a temporary suspension on the use of California net operating loss carryforwards under certain conditions in the taxable years beginning in 2024, 2025 and 2026, and other state tax limitations may apply.

The base erosion and profit shifting (“BEPS”) project undertaken by the OECD may have adverse consequences to our tax liabilities. The first pillar of BEPS’s project is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises that sell goods and services into countries with minor or no local physical presence. We do not expect to be within the scope of Pillar One.

In December 2022, the Council of the European Union (“EU”) unanimously adopted the Directive on BEPS’s Pillar Two  ensuring a global minimum tax rate of 15% for certain companies with an annual global turnover exceeding €750 million, in the Union (the Directive). The OECD has also issued the Safe Harbours and Penalty Relief : Global Ani-Base Erosion Rules (Pillar Two) and related guidance. EU Member States and other non-EU countries enacted legislation to integrate the provisions of the Directive and Pillar Two rules into their national laws by December 31, 2023 and the majority of those countries generally apply these provisions for fiscal years starting on or after December 31, 2023. Israel has not yet issued proposed legislation to implement BEPS’s Pillar Two Rules. On July 29 2024, The Israel Ministry of Finance notified publicly that Israel plans to adopt BEPS’ Pillar Two Rules (a minimum tax rate of 15% for multinational enterprises group with annual global turnover exceeding €750 million) into its national law with effective date of January 1, 2026.  We expect to be impacted by the adoption of Pillar Two rules in the future, and we may be required to pay additional taxes as a result. However, it remains difficult to predict the magnitude of the effect of such new rules on our financial results. We are currently monitoring the local legislations in the relevant jurisdictions and awaiting further guidance and future local legislation expected to be enacted in Israel and its effective fiscal year to take into effect date.

Indirect taxes, including digital service tax (DST) measures as unilaterally adopted by certain jurisdiction, could also adversely affect our tax obligations. These measures generally aim at securing taxation rights of the jurisdiction for the revenues/profits generated by the transnational e-commerce activities with customers who are resident in this specific jurisdiction. Current or future attempts to impose sales, income, or other taxes on e-commerce would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling products over the internet, and could lead to significant increases in internal costs necessary to capture data and collect and remit taxes.

Finally, we are subject to audit by taxing authorities in several jurisdictions, and tax laws may be interpreted differently by the competent tax authorities and courts, which could lead to an increase of our tax burden and increased costs to us to comply with new laws and interpretations thereof and tax auditors. New taxes or reporting obligations could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities or to comply with these reporting obligations.

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

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end-customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations for whatever reason may create delays in the introduction of our products into international markets, prevent our end-customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons, or technologies targeted by such regulations or protectionist measures, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets would likely adversely affect our business, financial condition, and results of operations.

Changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future.

The U.S. government and the current administration have made public statements and taken certain actions indicating significant changes in U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States from Canada, Mexico and China. In response, a number of other countries have announced an intention to impose additional duties on imports from the United States. To date, our business has not been affected by such actions. However, changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future.

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

Due to the global nature of our business, we must comply with various anti-bribery regimes and any failure to do so could adversely affect our business

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010 (the “U.K. Bribery Act”), Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 1977, the Israeli Prohibition on Money Laundering Law – 2000 (the “Israeli Anti-Bribery Laws”) and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Further, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations.

As a result, we are exposed to a risk of violating anti-bribery laws in the countries where we operate. Although we have internal policies and procedures, including a code of ethics and proper business conduct, reasonably designed to promote compliance with anti-bribery laws, we cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA, the U.K. Bribery Act, the Israeli Anti-Bribery Laws or any similar anti-bribery laws in other jurisdictions. If we are found to be in violation of the FCPA, the U.K. Bribery Act, the Israeli Anti-Bribery Laws or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, results of operations, cash flows, financial condition, reputation and ability to win future business or maintain existing contracts.

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

•
varying economic and political instability or war, including the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen and the significant military action against Ukraine launched by Russia;

•
potential tariffs, sanctions, fines or other trade restrictions, including any political or economic responses and counter-responses or otherwise by various global actors to the significant military action against Ukraine launched by Russia, as well as the possibility of further international trade disputes that result in tariffs and other protectionist measures;

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

Our actual or perceived failure to adequately protect personal data or customer data, or to otherwise comply with data privacy and protection laws and regulations, could subject us to sanctions and damages and could harm our reputation and business

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data and customer data. These laws and regulations, as demonstrated by the examples below, continue to evolve. New or modified laws and regulations relating to privacy, data protection and security are proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.

For example, the General Data Protection Regulation (“GDPR”) (which is applicable in both the EU and the UK), imposes stringent requirements for data processors and controllers. Such requirements include amongst other things, obligations to: i) provide data subjects with fulsome disclosures about the processing of personal information; ii) adhere to reasonable data retention limits; iii) comply with individual requests in relation to their personal data, including access and deletion requests; iv) ensure suitable security / protection of personal data and comply with mandatory notification requirements in the case of a data breach; v) adhere to elevated standards regarding valid consent in some specific cases of data processing; and vi) comply with stringent data transfer obligations, including in relation to international transfers of personal data. The GDPR also includes potentially severe penalties for failure to comply, inter alia, a fine up to 20 million EUR / 17.5 million GBP (as applicable) or up to 4% of the annual worldwide turnover, whichever is greater, which can be imposed. Compliance with these stringent requirements on privacy user notifications and data handling (both as they apply to us but also our customers) could increase our financial risk exposure, require us to adapt our business in order to comply with the GDPR requirements and incur additional costs.

Additionally, the United States has various privacy laws, and its fragmented regulations increase the burden of compliance.  In California, the California Consumer Privacy Act (“CCPA”) provides data privacy rights for consumers and privacy-related operational requirements for companies. California voters also passed the California Privacy Rights Act (“CPRA”) into law on November 3, 2020,  The CPRA became effective on January 1, 2023, and among other things, added new privacy rights and increased regulation of online advertising. Additionally, the CCPA and CPRA, and other legal and regulatory changes are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory changes. The CCPA has prompted additional U.S. states to adopt privacy laws, including comprehensive privacy laws similar to the CCPA in Virginia, Colorado, Utah, Connecticut, Texas, Montana, Oregon, Florida, Delaware, Iowa, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, Tennessee, Kentucky, Rhode Island, and Indiana that have gone into effect or will go into effect through 2026. Other U.S. states have proposed, and in certain cases enacted, privacy legislation addressing particular subject matter, such as Washington’s My Health, My Data Act, which provides for a private right of action. Broad federal privacy legislation has also been proposed.

Other jurisdictions have also enacted and strengthened data protection laws, which have increased the cost of complying with them for businesses. For example, Israel has enacted laws and regulations relating to privacy, data protection, and security, including Israeli Privacy Protection Law 5741-1981 and its associated regulations. This law was modified on August 5, 2024 to, among other things, provide for administrative fines of up to 5% of global turnover as of August 14, 2025. In Latin America, Brazil’s Lei Geral de Proteção de Dados (LGPD), one of the most impactful data protection laws in Latin America, is largely aligned to the GDPR. In China, Personal Information Protection Law of the People’s Republic of China (“PIPL”) applies and has parallels with the GDPR given that is has extra-territorial effect, applying to data processing activities in China and outside of China in certain circumstances. In Australia, the Privacy Legislation Amendment (Enforcement and Other Measures) Bill 2022 was passed on November 28, 2022 and entered into force on December 13, 2022. This law enhances the sanctions and the maximum penalty is the greater of: (i) $50 million AUD; (ii) three (3) times the value of the benefit derived by the company from the breach; or (iii) 30% of the company’s adjusted turnover (if the value of the benefit cannot be derived).

Stringent privacy, data protection and security requirements in the GDPR, CCPA, and other laws and regulations could decrease demand for our products and services, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue, We may face challenges in addressing these requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Moreover, because the interpretation and application of many laws, regulations, industry standards, contractual obligations and other actual and asserted obligations to which we are or may become subject relating to privacy, data protection and security are uncertain, it is possible that these laws, regulations, industry standards, contractual obligations or other actual or asserted obligations to which we are or may become subject may be interpreted and applied in a manner that is inconsistent with our existing or future data processing practices or features of our products and services. Our actual or alleged failure to comply with applicable laws and regulations, or any other actual or asserted obligations relating to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data and customer data, could result in investigations, enforcement actions and other proceedings, significant penalties imposed by a regulator or data subject, claims, demands, and litigation or other legal action or proceedings against us or our customers or suppliers, which could result in negative publicity, increased operating costs, restrictions upon our practices and damages, financial penalties and other liabilities, all of which could have a material adverse effect on our business and results of operations.

Issues relating to our use of artificial intelligence and machine learning technologies, combined with an uncertain legal and regulatory environment, could materially and adversely affect our business, financial condition and results of operations.

We have incorporated and may continue to incorporate artificial intelligence and machine learning solutions and features into our products or services, and otherwise within our business, and these solutions and features may become more important to our operations, including our product development, product demand, customer support and internal processes, or to our future growth over time. There can be no assurance that we will realize the desired or anticipated benefits from artificial intelligence and machine learning technologies, or at all, and we may fail to properly implement or market our artificial intelligence and machine learning solutions and features. Additionally, our artificial intelligence and machine learning solutions and features may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if artificial intelligence models used in our products or services are incorrectly designed, the data used to train them is incomplete or inadequate, or we do not have sufficient rights to use data on which such models rely, the performance of our artificial intelligence and machine learning solutions and features, as well as our reputation, could suffer or we could incur liability through the violation of contractual or regulatory obligations. The legal, regulatory, and policy environments around artificial intelligence and machine learning are evolving rapidly. For example, the EU Artificial Intelligence Act (the “AI Act”), which achieved approval by the European Council on February 2, 2024, and the European Parliament on March 13, 2024, will impose obligations on providers and users of artificial intelligence technologies. The AI Act may impact the development and adoption of our artificial intelligence and machine learning solutions in Europe. Additionally, several U.S. states have proposed, and in certain cases have enacted, legislation imposing obligations in connection with the development or use of, or otherwise regulating, artificial intelligence and machine learning technologies. Other countries also are contemplating laws regulating artificial intelligence and machine learning technologies. We may become subject to new legal and other obligations in connection with our use of artificial intelligence and machine learning, which could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance

Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”), new SEC regulations, amendments to the Israeli Companies Law and Nasdaq rules are creating increased compliance costs and uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. The implementation of these laws and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In addition, continuing compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting requires the commitment of significant financial and managerial resources and the report of an independent registered public accounting firm on the Company’s internal control over financial reporting.

In connection with our Annual Report for fiscal 2024, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2024, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2024. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of February 28, 2025, our directors and executive officers owned approximately 23.1% of the voting power of our  outstanding ordinary shares, or 26.1% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of February 28, 2025 and RSUs and PSUs vesting within 60 days of February 28, 2025. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of general corporate purposes, which may include acquisitions, share repurchases and other purposes. Our cash, cash equivalents, short-term bank deposits and fixed-income marketable securities totaled $ 2,784 million as of December 31, 2024. The performance of the debt capital markets affects the market values of funds that are held in marketable securities. These assets are subject to price fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency upgrades / downgrades that may impair some or all of their value, or unexpected changes in the financial markets’ healthiness worldwide.

We expect that market conditions will continue to fluctuate and the fair value of our investments may be affected accordingly. Moreover, in case we would like to liquidate some of our investments into cash – we are dependent on market conditions and liquidity opportunities, which may be impacted by economic, social, or political conditions, including, without limitation, conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, global pandemics, global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or wars.

Financial income is an important component of our net income. The outlook for our financial income is dependent on many factors, some of which are beyond our control, and they include the future direction of interest rates, foreign exchange rates, amount of any share repurchases, acquisitions that we may execute and the amount of cash flows from operations that are available for investment. We rely on third-party money managers to manage the majority of our investment portfolio in a risk-controlled framework and subject to our investment policy. Our investment portfolio is invested primarily in fixed-income securities and short-term bank deposits, and is affected primarily by changes in interest rates and credit spreads. Interest rates are highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions, such as the wars and significant military actions around the globe and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy. Any significant decline in our financial income or the value of our investments due to changes in interest rates, interest rate expectations, credit spreads, deterioration in the credit rating of the securities in which we have invested, or general market conditions, could have an adverse effect on our results of operations and financial condition.

We generally buy and hold our fixed income securities, while limiting credit risk by setting a maximum concentration limit per issuer as well as setting minimum credit rating requirement. Our fixed income investment portfolio consists primarily of government bonds, securities issued by government agencies and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, a turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments in fixed maturity securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported the cumulative changes in the fair value of our fixed income securities as part of our income, our reported net income for the year ended December 31, 2024, would have decreased by $13 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2024, we incurred approximately 44% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. As such, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including payroll related costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2024, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2024, our total outstanding forward contracts that hedge against these fluctuations in foreign currency exchange rates was $359 million.

In addition, we entered into forward contracts to hedge the impact of fluctuations in exchange rates on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2024, the total amount of outstanding forward contracts that did not qualify for hedge accounting, was $254 million. We may use derivative financial instruments, such as foreign exchange forward contracts, put and call options, and others, to mitigate the risk of fluctuations changes in foreign exchange rates on assets, cash flows receivables and payables denominated in certain currencies. We may not be able to purchase derivative instruments adequate to fully protect us from foreign currency exchange risks.

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

Changes in foreign exchange rates around the globe, could have an adverse impact on our business and results of operations. These changes may have an impact on some of our expenses which are paid in local currencies (non-US dollar), as well as an impact on our non-US customers which have their financials in non-US dollar currencies.

Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats and cyber security incidents

Our information technology systems, networks, products, and services have in the past and may in the future be subject to various security threats or cyber security incidents, including from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, human error, technical errors, employee theft or misuse and general hacking. For example, we regularly face attempts by others to gain unauthorized access, or to introduce malicious software to our information technology systems. Additionally, malicious hackers have attempted and in the future likely will attempt to gain unauthorized access to, or sabotage, take control of or otherwise corrupt, our information technology systems, networks, processes, products and services. We are also a target of attempts to gain access to our network or data centers or those of our customers or end users, steal proprietary information related to our business, products, services, employees, and customers, or interrupt our information technology systems or networks or those of our customers or others. We may also be subject to increasing risks in connection with geopolitical events and conflicts, such as the Russia-Ukraine and the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen, including risks of a security breach or incident, ransomware, destructive malware, and distributed denial-of-service attacks, as well as fraud, spam and fake accounts, cyber attacks or other threats or illegal activity. Additionally, with many of our employees continuing to work remotely, we face an increased risk of attempted security breaches and incidents.

We also have incorporated machine learning and other artificial intelligence technologies into aspects of our products, services, and business, and may continue to incorporate additional artificial technologies into our products and services and otherwise in our business and operations in the future. The use of artificial intelligence technologies may create additional cyber security risks or increase cyber security risks, and may result in security breaches or other types of cyber security incidents. Further, artificial intelligence technologies may be used in connection with certain cyber security attacks, resulting in heightened risks of security breaches and incidents.

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

For example, we have been impacted by security incidents of widely trusted third-party software and technology infrastructure, such as the SolarWinds Orion incident in December 2020. We received an inquiry from the United States Securities and Exchange Commission (the “SEC”) relating to our use of SolarWinds Orion software and our public disclosures relating to such software in light of access obtained to a limited testing environment of ours as a result of one or more vulnerabilities in such software.  We cooperated with the SEC during its inquiry and settled the matter for $995,000, on a neither admit nor deny basis. The SEC recognized our cooperation and the steps we took to enhance our controls. The settlement is not an admission by the company of any wrongdoing.  The payment to the SEC in connection with such settlement would not have a material impact on our results, operations or financial condition. Further, the matter does not implicate any historical financial statements we have filed with the SEC.

While we seek to prevent, detect and investigate unauthorized attempts, attacks and other threats against our information technology systems, network and products and services, no set of security safeguards is infallible, and we remain at risk, including to additional known or unknown threats. We have experienced cyber security incidents of various kinds in the past and we may experience cyber security incidents in the future, and we cannot guarantee that any such incidents will not have a material adverse impact in the future. Any actual or perceived security breach or incident impacting us, our third-party service providers, or our customers or users, whether successful or unsuccessful, could result in reputational harm, governmental inquiries, investigations or other proceedings, penalties and significant costs, including those related to, for example, rebuilding internal systems, reduced inventory value, providing modifications to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps, all of which could damage our reputation and reduce demand for our products and services. Further, we may be required or otherwise find it appropriate to expend significant resources, adapt our business activities and practices, or modify our operations or information technology in an effort to protect against security incidents and to mitigate, detect and remediate vulnerabilities, whether in connection with an actual or perceived security breach or incident or otherwise.

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

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could adversely affect our business, and we may not be able to successfully navigate the recent leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans

Our success depends largely upon the continued services of our executive officers and other key employees. There have been changes in the past, and there may be changes in the future, to our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In December 2024, Nadav Zafrir became our new Chief Executive Officer and our founder and former Chief Executive Officer, Gil Shwed, transitioned into the role of Executive Chairman. In addition, in January 2025 we announced the appointment of Itai Greenberg as Chief Revenue Officer (formerly Chief Strategy Officer and Head of Cloud Security Business) and the appointment of Roi Karo as Chief Strategy Officer, and that Rupal Hollenbeck, the Company’s President, has chosen to conclude her tenure with the Company.

The loss of one or more of our executive officers or other key employees could adversely affect our business. Changes in our executive management team may also cause disruptions in, and adverse impacts to, our business.  We also may not be able to successfully navigate the recent leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Risks Related to Our Operations in Israel

The ongoing war and other potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; and the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen, have also heightened these risks.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, Israel’s security cabinet declared war against the Hezbollah in southern Lebanon. Iran has also launched missile, rocket, and shooting attacks against Israel and the Houthi movement, which controls parts of Yemen, launched missile, rocket, and shooting attacks against Israel and attacks on marine vessels traversing the Red Sea, which marine vessels were thought to either be in route towards Israel or to be partly owned by Israeli businessmen.  It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank, as well as other hostile countries will join the hostilities.

The intensity and duration of Israel’s current wars and hostilities against Hamas, Hezbollah, Iran and Yemen is difficult to predict, as are such wars’ and hostilities’ economic implications on our business and operations and on Israel's economy in general. Our principal place of business is located in Tel Aviv, Israel, and there can be no assurance that attacks launched will not reach our facilities, which could result in a significant disruption of our business. Further, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel's credit rating by rating agencies, which may have an adverse effect on the Company and our ability to effectively conduct our operations.

 Any war or hostilities involving Israel, a significant increase in terrorism or the interruption or curtailment of trade between Israel and its present trading partners, a potential boycott of any Israeli products, or a significant downturn in the economic or financial condition of Israel, could materially adversely affect our operations. Ongoing and revived hostilities or other Israeli political or economic factors could materially adversely affect our business, results of operations and financial condition. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods based on Israeli government policies. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

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

Since the war with the Hamas began in October 2023, the Israel Defense Force (IDF) has called up more than 350,000 of its reserve forces to serve. Our employees who are potentially subject to military service in the IDF constitute up to 7% of our total workforce.

The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2024, our effective tax rate was 13%. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit. Our tax expenses and the resulting effective tax rate reflected in our financial statements may increase over time as a result of changes in corporate income tax rates, other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

Additional details are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Taxes on income”, in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and in Note 11 to our Consolidated Financial Statements.

Shareholder rights and responsibilities are, and will continue to be, governed by Israeli law which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies

The rights and responsibilities of the holders of our ordinary shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S.- based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in the company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. For example, we follow our home country law, instead of the Nasdaq Stock Market Rules, which require that we obtain shareholder approval for the establishment or amendment of certain equity based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

ITEM 4. INFORMATION ON CHECK POINT

Check Point History and Development

Founded over 30 years ago by Gil Shwed, Check Point has continued its mission to secure the digital world for everyone, everywhere. From Firewall-1, the first stateful firewall to dynamic security innovations and to the emergence of the AI-powered, cloud-delivered Check Point Infinity Platform, Check Point has demonstrated its ability to defend and prevent what is coming. Check Point delivers collaborative security across an organization’s security architecture of the Network, Cloud, and the Workspace. Through its Infinity Global Services product, Check Point provides comprehensive technical services to fulfill the cyber security needs of its global customers.

Business Overview

The 3 Cs to Provide the Effective Threat Prevention and Security

The Check Point Infinity Platform provides a comprehensive, consolidated, and collaborative security platform to provide threat prevention and security across all attack vectors.

•
Comprehensive Real-time Threat Prevention: Real-time AI-powered comprehensive threat prevention across all attack vectors from code to cloud, networks, users, email and IoT. AI engines deliver industry leading threat prevention to stop the most sophisticated attacks including zero day malware, phishing and DNS spoofing.

•
Consolidated Security Operations and Unified Management: Leverage a unified security management platform for efficient security operations to deliver threat prevention to seal security gaps and enable automatic, immediate threat intelligence sharing across all security environments.

•
Collaborative True collaboration across the security platform is essential to gain advantage over attackers. Security that automatically responds to every threat: AI-powered security engines applied to any attack vector, shared real-time threat intelligence, and anomaly detection with Infinity ThreatCloud AI, automated threat response and orchestration with Infinity XDR/XDR and Infinity Playblocks, and API-based third-party integration.

With the Infinity Platform, customers obtain these advanced core competencies:

AI-powered

Check Point utilizes real-time, AI-powered comprehensive threat prevention across all attack vectors from code to cloud, networks, users, email and IoT. Leveraging over 50+ AI engines to deliver industry-leading threat prevention to stop the most sophisticated attacks including zero day malware, phishing and DNS spoofing.

Cloud-driven

The Check Point Infinity Platform leverages the cloud to achieve speed, agility, and scalability. Prevention-first cloud native security across applications, workloads, and network gives customers the confidence to automate security, prevent threats, and manage posture-at cloud speed and scale.

Centralized management

Customers gain the ability to leverage a unified security management platform for efficient security operations to deliver threat prevention to seal security gaps and enable automatic, immediate threat intelligence sharing across all security environments.

Prevention-first

In years past, customers relied on threat detection capabilities. But, as sophisticated 5th generation zero day cyber attacks appeared, conventional detection security began to lag. However, advances in detection and prevention have enabled threats to be identified and stopped before they enter an endpoint. In real terms, detecting a breach after the fact, is too late. Check Point allows its customers to prevent advanced threats with a high level of accuracy and efficacy

Largest partner and expert ecosystem

Our integrated approach ties our advanced innovations together with the 3,500 security experts of our world-acclaimed research and intelligence unit as well as a broad ecosystem of business and technology partners. In this way, Check Point’s extended family protects organizations of all sizes across all industry verticals in 88 countries, helping them to realize a safer internet experience and uninterrupted business operations.

Check Point’s Key Platform Components

The hyperconnected world, with 5.5 billion internet users and 15 billion connected devices, has led to impressive innovations but also new threats. Hackers are leveraging AI to enhance the frequency and sophistication of their attacks, including unique AI threats like prompt injection, LLM manipulation, and data poisoning. CISOs face challenges like a growing attack surface, complexity, costly breaches, fragmented tools, reactive security, limited visibility, and talent shortages. Every device, connection, and endpoint must be safeguarded.

The Check Point Infinity Platform offers a comprehensive security platform powered by AI, built on a hybrid mesh network security architecture, with unified management across data centers, perimeter, cloud, endpoint, mobile, IoT, and OT. Key features include:

•	Best Threat Prevention: On-premises (Quantum), cloud (CloudGuard), workspace (Harmony)

•	Unified Infinity Management: One-security policy across the hybrid mesh network including on-premises, cloud and the workspace

•	Real-Time Collaborative Threat Intelligence: Integration with Check Point and 3rd party security products

•	Hybrid Network Security Architecture: Agile, full-mesh connectivity supporting direct and cloud-based routing for efficiency and cost reduction

The platform leverages AI to reduce complexity, fill security gaps, and protect against expanding threats, providing greater visibility and control.

The Check Point Infinity Platform includes the following:

•	On-premises Security with Quantum

Hyperscale AI-powered threat prevention for securing mesh networks including the data center, perimeter, branch and remote users. Comprehensive family of on-premises security gateways, hyperscale orchestrator, SD-WAN networking, DDoS security, automated prevention for IoT, and cloud security management.

•	Cloud Security with CloudGuard

Unified, prevention-first cloud native security across your applications, workloads, and network-giving the confidence to automate security, prevent threats, and manage posture-at cloud speed and scale.

•	Workspace Security with Harmony

Prevents sophisticated attacks across the IT workspace including emails, web applications, devices and remote corporate access.

•	Collaborative Security Operations with Infinity Platform Services

Collaborative prevention first security operations and unified management including Extended Prevention and Response (XDR), orchestration, automation, ThreatCloud AI and generative AI copilot, supported by Check Point 24/7 managed security services, consulting and training.

In addition, managed and professional services fortify your defenses with a comprehensive suite of cyber security services including managed detection and response (MDR), incident response, security architecture design, consulting, and training.

Protecting the World from Sophisticated Cyber Security Attacks
Over the last three decades, the technologies behind cyber attacks and the ensuing protective measures have advanced considerably, accelerating most recently with the rise and availability of Generative AI as both a threat tool and as another tool to advance detection and prevention capabilities.

In 2024, adversaries exploited zero day vulnerabilities by employing disruptive wipers that utilize emerging RaaS (Ransomware-as-a-Service) tactics and target edge devices, amplifying the complexity of cyber threats. The threat landscape became even more complex as cyber criminals have utilized AI to fuel their cyber exploits. In response, Check Point has continued to improve our efficacy in preventing, detecting, and responding to elevated cyber attacks. Instead of relying on outdated and inadequate security strategies, organizations can thwart advanced cyberthreats with Check Point’s comprehensive cyber security platform solution, Check Point Infinity Platform.

Check Point Infinity Platform Product Solutions
Customer security requirements can change rapidly, as we have most recently seen with the explosive growth of AI as a means to create more complex and difficult to detect social engineering attacks and as a method to develop more dangerous attack methods. While different industry sectors can have unique security needs, they all share one clear desire: to obtain security solutions which are uniformly comprehensive, consolidated, and collaborative. These 3Cs are the core of Check Point offerings and they are clearly achieved through the Check Point Infinity Platform and the four strategic solution areas.

•	Quantum: Secure Your Network and Data Center security for Perimeter and Datacenter

Check Point Quantum Network Security provides effective and ultra-scalable protection against the most dangerous cyber-attacks targeting customers' networks, cloud, data center, IoT devices, and employees across the enterprise. Aimed to secure and effectively manage datacenter environments. Check Point Quantum Security Gateways deliver comprehensive security beyond any Next Generation Firewall (NGFW) and manage the most complex security policy requirements. Powered with over 60 security services, these gateways are designed to prevent the most evasive and sophisticated 5th generation cyber attacks.

The speed and evolution of today's zero day DNS and phishing attacks requires AI-powered threat prevention to predict and block malicious behavior without human intervention. Check Point's innovative cyber security software revolutionizes cyber security and policy management by leveraging AI-powered, cloud-delivered advanced threat prevention, cloud services, integrated IoT security and SD-WAN, and firewall performance auto-scaling to secure mission critical applications.

•	Quantum Network Security

Quantum Network Security delivers security gateways and firewalls that provide comprehensive security beyond any Next Generation Firewall (NGFW) and are designed to manage the most complex security policy requirements and prevent the 5th generation of cyber attacks. Quantum Security gateways are powered by over 60 security services, including the industry’s complete range of security capabilities including firewalling, intrusion prevention, application control, anti-malware, anti-phishing, DNS security, as well as sandboxing and file sanitization of email and web documents. All Check Point security gateways receive immediate threat data from Check Point’s ThreatCloud AI global threat intelligence system.

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

•
Quantum Maestro: Hyper scalable security platform delivers on-demand scalability for requirements that range from 30 Gbps to over 1 Terabits-per-second of full threat prevention. Organizations of any size can benefit from Maestro’s intelligent load balancing firewall cluster design.

•	Quantum Lightspeed: Data center firewalls, designed for the most demanding environments in the world.

•
Quantum Firewall Software R82 (security operating system / software): All Quantum Force security gateways and firewalls share the same underlying security operating system.  This latest threat prevention and security management release delivers top-rated threat prevention, cloud services, and performance acceleration for Check Point firewalls.  This industry-leading operating system provides security controls and management that are a foundational and integral part of today’s security infrastructure. In 2024, we announced the Quantum Firewall Software R82 delivering over 50 new capabilities for enterprise customers including:

•	Four new AI engines to find hidden relationships and patterns to prevent sophisticated zero-day phishing and malware campaigns.

•
Agile Datacenter Operations to accelerate app development with automated integration of security policy. With dramatically simplified firewall virtualization, organizations can achieve faster provisioning of virtual systems for multi-tenancy and agile application development benefiting DevOps.

•
Operational Simplicity to offer seamless scalability for networks of all sizes, automatically adapting to business growth and traffic spikes. It enables organizations to achieve resilience with built-in load sharing and clustering technology (ElasticXL), while benefiting from faster provisioning and operations for firewall management.

•
Post-Quantum Cryptography (PQC) to provide the latest NIST-approved cryptography Kyber (ML-KEM) for quantum-safe encryption, providing assurance that today’s encrypted data won’t turn into tomorrow’s treasure chest for threat actors.

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

•
Quantum IoT Protect: Enables Check Point Security Gateways to auto-discover all IoT devices in a customer’s environment. Automatically identifies and maps IoT devices and assesses the risk. Prevents unauthorized access to and from IoT/OT devices with Zero Trust profiling and segmentation, and blocks zero day IoT attacks.

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

From code to cloud, Check Point CloudGuard delivers comprehensive cloud native security, across applications, workloads, and network to prevent threats and reduce risks at cloud speed and scale. CloudGuard’s prevention-first approach protects applications and workloads throughout the software development lifecycle, and includes an effective risk management engine, with automated remediation prioritization, to allow users to focus on the security risks that matter, in context. Check Point cloud native security, delivered through CloudGuard, provides automated security and advanced threat prevention to protect cloud assets and workloads from cyber threats including sophisticated cyber attacks and misconfigurations. CloudGuard secures cloud workloads in multiple environments including AWS, Microsoft Azure, Google, and others providing relevant capabilities for each cloud environment.

•	Cloud Network Security: advanced threat prevention and network security through a virtual security gateway—automated and unified across all multi-cloud and s environments.

•	Cloud Web Application and API Security: powered by contextual-AI, protects web applications and APIs from the most sophisticated types of threats.

•
Cloud Native Application Protection Platform (CNAPP): secure the entire application lifecycle from code-to-cloud. Manage your security posture, detect misconfigurations, enforce best practices, prevent threats, and prioritize risks.

In February 2025, we entered into a strategic partnership with Wiz Ltd. to address the growing challenges enterprises face securing hybrid cloud environments. This collaboration is intended to bridge the longstanding gap between cloud network security and CNAPP through a deep technological integration and strategic business alliance, delivering an industry-leading unified, holistic security solution.

•
Cloud Security and Posture Management (CSPM): automates governance across multi-cloud assets and services including visualization and assessment of security posture, misconfiguration detection, and enforcement of security best practices and compliance frameworks. prevent threats and achieve high fidelity posture management.

•	Cloud Workload Protection: seamless vulnerability assessment and runtime protection of modern cloud workloads, including serverless functions and containers.

•
Code Security: developer-centric security that seamlessly monitors, classifies, and protects codes, assets, and infrastructure. Protect against exposed API keys, tokens, and credentials, as well as identify and stop misconfigurations.

•
Cloud Infrastructure and Entitlement Management: optimize user and workload access and privilege management to ensure a least privilege state and eliminate overly permissive roles. Gain visibility of effective permissions identify over permissive entitlements and implement suggested roles.

•	Cloud Detection and Response: cloud native threat security forensics through rich machine learning visualization, giving real-time context of threats and anomalies across your multi-cloud environment.

•	Harmony: Securing the Workspace

Check Point Harmony protects employees, devices, and internet connectivity from malicious attacks, while ensuring secure, remote Zero Trust access at any scale to any corporate application. Check Point Harmony provides endpoint and secure connectivity in various forms for easy and comprehensive remote user access.

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

•	Harmony Browse provides secure, fast, and private web browsing by inspecting all SSL traffic directly on the endpoint.

•	Infinity Platform Services: Security Operations & Services

Collaborative security operations with automated threat response with XDR and Playblocks, shared real-time threat intelligence and generative AI with ThreatCloud AI and AI Copilot, Managed Services, Consulting, and API integrations with 3rd party partners.

•	Managed Services Comprehensive support for Check Point and third-party systems, delivered with predefined Service Level Agreements (SLAs) for a fixed monthly fee.

•	Managed Detection and Response (MDR/MPR) A fully managed SecOps platform providing access to Check Point analysts, researchers, and incident response resources.

•	Incident Response Services Structured services to address and mitigate security incidents efficiently.

•	Security Consulting Services Managed Services Comprehensive support for Check Point and third-party systems, delivered with predefined Service Level Agreements (SLAs) for a fixed monthly fee.

•	Managed Detection and Response (MDR/MPR) A fully managed SecOps platform providing access to Check Point analysts, researchers, and incident response resources.

•	Incident Response Services Structured services to address and mitigate security incidents efficiently.

•	Security Consulting Services Expertise in threat exposure management, threat intelligence, and risk assessment.

•	Professional Services End-to-end design, deployment, optimization, and operational support for Check Point solutions.

•	Training Services Programs focused on security awareness and executive training to enhance organizational security maturity.

•	IGS Flex Credits Prepaid service credits offering one year of flexible access to a range of cyber security services.

•	Security Operations & AI
o	XDR/XPR Extended detection, prevention, and response capabilities.
o	Events Cloud-based monitoring and reporting.
o	Playblocks Advanced orchestration and automation solutions.

•	Threat Cloud AI AI-driven threat intelligence enabling real-time insights for proactive defense.

•	Network Detection and Response (NDR) A plug-and-play solution for identifying, investigating, and responding to network-based threats.

•	External Risk Management (ERM) Comprehensive solution covering threat intelligence, attack surface management, brand protection, and third-party risk evaluation.

•	Infinity AI Copilot Transforming cyber security with Intelligent GenAI and automation to improve security effectiveness and incident response while making security administrators more efficient.

•
Infinity GenAI Protect Enabling the safe adoption of generative AI applications in the enterprise. Using groundbreaking AI-powered data analysis that accurately classifies conversational data within prompts, GenAI security solutions deliver GenAI application discovery, prevent data leakage and enable meeting regulations.

•
Infinity AI Cloud Protect In March 2024, Check Point announced the collaboration with NVIDIA® to enhance the security of AI cloud infrastructure. Check Point Infinity AI Cloud Protect integrates with NVIDIA AI technologies to secure cloud infrastructures at scale. The partnership enables service providers to offer a secure environment for enterprises to develop and deploy AI solutions.

Check Point Technology Leadership in 2024

During 2024 we were endorsed by market analysts for our leadership position in 28 reports. Check Point was mentioned in over 188 analyst reports in 2024. Below are some of the highlight reviews:

Gartner
o	Gartner® Magic Quadrant™ Leader for Network Firewalls becoming the only vendor to be listed as a Leader for the 23rd time, 2024
o	Gartner® Magic Quadrant™ Visionary for Endpoint Protection Platforms, 2024
o	Gartner® Magic Quadrant™ Leader for Email Security Platforms, 2024

Forrester
o	The Forrester Wave™: Enterprise Firewall Solutions, Q4 2024
o	The Forrester® Wave™ Leader for Mobile Threat Protection, 2024
o	The Forrester® Wave™ Strong Performer for Cloud Workload Security, 2024

Frost & Sullivan
o	Frost & Sullivan® Radar Leader for Mobile Detection and Response, 2024
o	Frost & Sullivan® Radar Leader for Email Security, 2024
o	Frost & Sullivan® Radar Leader for Cloud Security Posture Management, 2024

GigaOm
o	GigaOm® Radar Leader for Cloud Network Security, 2024
o	GigaOm® Radar Leader for Cloud Workload Security, 2025
o	GigaOm® Radar Leader for CNAPP, 2024
o	GigaOm® Radar Leader for App and API Security, 2024
o	GigaOm® Radar Leader for Security Policy as Code, 2024
o	GigaOm® Radar Leader for Enterprise Firewall, 2024
o	GigaOm® Radar Leader for OT Security, 2024
o	GigaOm® Radar Leader for Anti-Phishing, 2024

Miercom
o
For the third consecutive year, Check Point attained Secure Certification in Miercom Enterprise & Hybrid Mesh Firewall Benchmark Report 2025. Miercom lab tests showed 99.9% malware block rate against Zero+1 Day attacks, 99.7% of phishing attacks, and 98% intrusion prevention for high & critical threats.

Acquisition and other Corporate Information

In September 2024, we acquired 100% of the share capital of Cyberint Technologies Ltd., a privately held Israeli company that specializes in comprehensive external risk management solutions, including the detection and takedown of impersonating website, phishing and social media accounts, as well as stolen credentials and leaked data associated with organizations.

In October 2023, we acquired 100% of the share capital of rmsource Inc., a privately held US-based company and a provider of managed security, cloud and IT services, to expand Infinity Global Services with new managed security services across networks, cloud and security operations.

In September 2023, we acquired 100% of the share capital of Perimeter 81 Ltd., a privately held Israeli company and a leading provider of Zero Trust Network Access (ZTNA) and Secure Service Edge (SSE) software.

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

In February 2025, we entered into a strategic partnership with Wiz Ltd. to address the growing challenges enterprises face securing hybrid cloud environments. This collaboration is intended to bridge the longstanding gap between cloud network security and Cloud Native Application Protection (CNAPP) through a deep technological integration and strategic business alliance, delivering an industry-leading unified, holistic security solution.

Further details regarding the material events in the development of our business since the beginning of 2022 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.

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

This Annual Report is available on our website at www.checkpoint.com. If you would like to receive a printed copy via mail, please contact our Investor Relations department at 100 Oracle Pkwy, Suite 800, Redwood City, CA 94065, U.S.A., Tel.: 650-628-2050, email: ir@us.checkpoint.com. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel: 213-627-8252.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2024	2023	2022
	(in millions)
Category of Activity:
Products and licenses	$507.9	$497.4	$554.9
Security subscriptions	$1,104.2	$981.2	$858.0
Software updates and maintenance	$952.9	$936.1	$917.0

Total revenues	$2,565.0	$2,414.7	$2,329.9

For information regarding our revenue by geographic market, please refer to “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.

Sales and Marketing

We mostly sell our products and services through a two-tier distribution model; distributors that sell to resellers and to service providers and MSSPs, who sell to end-customers. We support our channel partners with a dedicated team of experienced sales professionals including account managers, channel managers and sales engineers.

Our corporate marketing efforts include building our brand through our “Security in Action” brand campaign. In 2024 we created a demand generation marketing organization focused on the development and conversion of prospect and customer marketing leads to high quality sales leads. In addition to corporate and demand generation marketing, Check Point marketing also includes marketing for products, partners, field promotions, digital promotions, and solutions-oriented thought leadership. In 2024, we continued to invest in sales and marketing resources.

As of December 31, 2024, we had 3,096 employees and subcontractors in our sales and marketing organization, with a majority of them dedicated to pre sales and marketing support located in various jurisdictions.

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

As of December 31, 2024, we had 1,139 employees and subcontractors in our technical services organization.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers.

As of December 31, 2024, we had 2,036 employees and subcontractors dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.

Environmental, Social and Governance (ESG) Practices

Since Check Point’s inception, our sole focus has been on making the world a safer place to live and work. For over 30 years, we have worked to fulfill our vision of making the digital sphere secure, reliable, and available for corporations and consumers. As a global brand with material environmental, social and economic influence, we recognize that our success can only be built alongside the success of our stakeholders – including, our channel partners, customers, suppliers and employees. We aim to achieve high ESG standards while continuing to develop our business and executing our strategy.

Our Commitment. Check Point is committed to making the world a safer and more secure place. In the digital era, this commitment applies to our work both in the digital realm and the physical world alike.

As we aspire to achieve a more sustainable future for all, we have set out the following practices and guidelines for our ESG practices, and which address the various interests of our key stakeholders:

Social Standards:

I.
Community – How we value each other – We believe in creating a more sustainable future. We are involved in the community and we invest in volunteering and donations activities to share our good will with society at large, striving to make the world a better place.

•
Corporate Responsibility Policy – Check Point strongly believes that investing in activities that promote positive economic, social and environmental impacts advances its mission of creating a safe, sustainable, and secure future for its stakeholders. As part of Check Point’s corporate responsibility program, Check Point identified ESG issues that are of highest relevance to its business activities and its stakeholders. These material issues are addressed and managed across the organization in an on-going fashion, to ensure that all relevant stakeholder expectations are met and adequately addressed.

•
Social Investment and Volunteer Statement – Check Point invests in its global volunteering and donations activities across various strategic pillars that align with the material issues identified, all with the goal of extending our impact. Furthermore, Check Point is committed to addressing the social, economic, environmental, and educational needs of the communities where we work.

II.
Human Resources – How we value ourselves – The most important asset of our company is our human capital. We are committed to creating a diverse, healthy, and supportive work environment where our employees can grow and learn together.

•
Human Rights and Labor Policy – Check Point strives to treat its employees, contractors and suppliers with dignity and respect. Check Point promotes a safe, healthy, and supportive work environment and condemns modern slavery and human trafficking in any form. Check Point’s commitment includes closely monitoring its compliance with international standards and local laws in all of our locations around the world to ensure that the rights of our employees and stakeholders are protected.

•
Workforce Diversity and Equality Statement – As a leading cyber security company, we are committed to nurturing diversity and equality while removing bias in hiring, training, and employee evaluation practices. Our teams are committed to creating a conscious culture that promotes open communication with the goal of achieving more equitable outcomes for all. We believe that a diverse workforce encourages a wider variety of skills, talents, and viewpoints, leading to further creativity and innovation.

•
Training and Employee Development Policy –Investing in the training and development of our employees, managers and groups within the company contributes not only to their personal and professional growth, but also to Check Point as a whole. By providing our employees and managers with learning and development opportunities, we enable the company to achieve its business targets, and our employees to constantly grow professionally.

•	Anti-Slavery Policy – Check Point has zero tolerance towards modern slavery across our workforce and in our supply chain.

III.
Supply Chain – How we value the process – We implement high standards of conduct across our supply chain by ensuring that the working conditions in our operations and supply chain are safe and that business operations are conducted ethically.

•
Supply Chain and Business Partner Code of Conduct –We require our suppliers of products and services, vendors, and business partners to comply with the standards of business, labor, environmental, and ethical conduct set out in our policy and based, in principle, on the Responsible Business Alliance (“RBA”) Code of Conduct guidelines.

•
Supply Chain Policy – Check Point highly values its relationships with its suppliers, vendors, and business partners, and therefore strives to ensure that all relationships with such stakeholders are conducted according to our principles of honesty, integrity, transparency, and open communication, in addition to respect for human rights, labor practices, and environmental sustainability.

•
Conflicts Minerals Policy – In certain conflict areas around the world, such as the Democratic Republic of the Congo and adjoining countries, the trade of rare minerals and derivative metals can be used to support corruption, money laundering, and human rights abuses. In order to eradicate such behavior, Check Point has adopted a Conflicts Minerals Policy.

Environmental Standards:

IV.	Environment– How we value our surroundings – We strive for the sustainability of our operations and promote a responsible relationship with the environment.

•
Environmental Policy – Check Point understands that climate change has real and observable effects on the environment. We have begun the process of identifying, assessing, and managing relevant climate change-related risks and opportunities to our business. It is our belief that Check Point’s impact on the environment is generally through our products, services, and global operations. We comply with the applicable environmental laws and regulations and endeavor to engage in leading environmental sustainability practices.

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

Governance Standards:

V.
Corporate Governance – How we value our method – We operate according to high standards of responsible business conduct and base our approach on a strong corporate governance structure to maintain full accountability, integrity, and transparency in our business practices.

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

VI.	Ethics – How we value what is right – Check Point promotes core values of honest and ethical conduct, integrity, open communication, equal opportunity, and diversity.

•
Code of Ethics and Business Conduct – Check Point is a worldwide leader in developing security solutions to protect business and consumer transactions, and communications in the digital realm. Our goodwill and reputation are affected by what we do every day. By putting our commitment in writing we clearly set out the business practices that we follow and establish clear standards of behavior for the various groups of stakeholders associated with our organization.

•
Privacy Policy – Our Privacy Policy sets out how Check Point handles personal information that it collects or generates both in relation to the Check Point website (www.checkpoint.com), our products, and services.

•
Whistle Blower Procedure – Check Point strives to promote its values and establish uniformity within the company. Check Point’s employees and business partners are expected to adhere to and follow the established standards and principles. To support the adherence to our Code of Ethics and Business Conduct as well as other policies, we provide various channels for reporting, including the possibility of filing anonymous reports, which are outlined in the Whistle Blower Procedure.

•	Insider Trading Policy – This policy provides guidelines to employees, consultants, contractors, officers, and directors of Check Point with respect to transactions in Check Point’s securities.

•
Anti-Corruption, Bribery and Money Laundering Policy – Check Point’s goodwill and reputation are affected by what we do every day. Check Point clearly sets out our expectations regarding ethical and permissible business practices including set clear standards of behavior for all of the various stakeholders associated with our organization. Our culture of integrity and steadfast values help us build trust with our customers, business partners, investors, other organizations and governments, establishing trust in our business and operations.

With respect to diversity, as described in Item 6, two senior executive officers reporting to the CEO are female executives.

Oversight of our risks, strategies, policies, programs, and practices related to ESG matters is conducted by our Nominating, Sustainability and Corporate governance committee, and our ESG Manager leads the day-to-day management of ESG matters.

Our ESG report that details our philosophy, and the various initiatives pursued according to the topics outlined above is available on our website at https://www.checkpoint.com/about-us/esg/; Neither the report nor the contents of our website are incorporated by reference into this Annual Report.

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

Check Point and its subsidiaries have 147 issued patents in the U.S. and in other regions and 19 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.

Effect of Government Regulation on our Business

Information concerning regulation is provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”.

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. – Rep office Indonesia (1)	Singapore
Check Point Holding (Singapore) PTE Ltd. –US, NY Branch (2)	Singapore
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Cyberint Technologies Ltd. (10)	Israel
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Limited	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Web Applications and API Protection Ltd. (10)	Israel
Protego Labs, Inc.	United States of America (Delaware)
Check Point IOT Security Ltd. (10)	Israel
Check Point Serverless Security Ltd. (6)	Israel
Check Point Email Security Ltd. (7)	Israel
Avanan, Inc.	United States of America (Delaware)
Zone Labs, L.L.C. (8)	United States of America (California)
Check Point Software Technologies (Sweden) AB. (13)	Sweden
Check Point Software Technologies (Sweden) AB. – Dubai Branch (14)	Sweden
R&M Computer Consultants, Inc. (8)	United States of America (North Carolina)
RM Source Australia PTY Ltd. (9) (12)	Australia
Cyberint Singapore Pte Ltd. (11)	Singapore
Cyberint Inc. (11)	United States (Delaware)
Cyberint Ltd. (11)	UK

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Subsidiary of Protego Labs, Inc; Under intercompany transfer process
(7)	Subsidiary of Avanan, Inc.
(8)	Subsidiary of Check Point Software Technologies Inc.
(9)	Subsidiary of R&M Computer Consultants, Inc.
(10)	Under intercompany merger process into Check Point Software Technologies Ltd.
(11)	Subsidiary of Cyberint Technologies Ltd.; Under intercompany merger or dissolution process.
(12)	Under intercompany merger or dissolution process.
(13)	Subsidiary of Check Point Holding AB
(14)	Branch of Check Point Software Technologies (Sweden) AB.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Limited	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies Belarus LLC (2)	Belarus
Check Point Software Technologies (Belgium)	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (1)	China
Hong Kong SAR Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (1)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies Eurl	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Limited	Hong Kong
Check Point Software Technologies India Private Limited	India
Check Point Software Technologies (Italia) S.r.l	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Philippines) Inc.	Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	South Korea
Check Point Software Technologies (Spain), S.A.	Spain
Check Point Software Technologies (Switzerland) AG	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.
(2)	Under dissolution process

Property, Plants and Equipment

As of December 31, 2024, we own our headquarters located in Tel Aviv, Israel and we lease offices in various locations throughout the world. The breakdown in the various geographies (excluding external data centers) is as follows:

Location	Space (square feet)
Israel	382,032*)
Americas	107,425
Europe, Middle East and Africa	65,019
Asia Pacific	77,215

*)       We acquired ownership of our international headquarters located in Tel Aviv, Israel pursuant to a pre-paid 49 year long-term lease on the land with the City of Tel Aviv – Jaffa. No additional payments are due under such long-term lease. Our international headquarters building contains approximately 323,000 square feet of office space. In addition, we lease approximately 59,000 square feet of additional space substantially all in Tel Aviv, Israel and around.

Principal Capital Expenditures and Divestitures

For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources”.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2023 compared to 2022, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on April 2, 2024 and which is hereby incorporated by reference.

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

Information concerning the effect of governmental regulation on our business is provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Taxes on income” and in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs”.

We derive our sales primarily through indirect channels. During each of 2024, 2023 and 2022, we derived approximately 56%, 56%, and 59%, respectively, of our sales from our ten largest channel partners. In 2024, 2023 and 2022, our three largest distributors accounted for approximately 39%, 40% and 40% respectively, of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2024	2023	2022
Region:
Americas, principally U.S.	42%	43%	43%
Europe, Middle East and Africa	47%	46%	45%
Asia-Pacific	11%	11%	12%

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

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions that we make are reasonable based upon information available to us at the time that these estimates, judgments and assumptions were made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our consolidated financial statements will be affected. The accounting policies that reflect our more significant estimates, judgments and assumptions and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results, include the following:

•	Revenue recognition;

•	Accounting for income taxes;

•	Impairment of marketable securities; and

•	Business combination.

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

Revenue recognition

We derive our revenues mainly from sales of products and licenses, security subscriptions and software updates and maintenance. Our products are generally integrated with software that is essential to the functionality of the product. We sell our products primarily through channel partners including distributors, resellers, Original Equipment Manufacturers (“OEMs”), system integrators and Managed Security Service Providers (“MSSPs”), all of whom are considered end users.

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

Impairment of marketable securities

We classify all of our debt securities as available-for-sale (“AFS”). AFS debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

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

We measure our money market funds and marketable securities at fair value. Money market funds are classified within Level 1. Marketable securities are classified within Level 2 or Level 3. This is because these assets are mostly valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs, or based on unobservable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Level 3 Corporate debt security was structured and issued by a global financial institution and valued based on issuer risk, sovereign credit risk and interest rates. The Financial income related to the instrument during 2024 was insignificant.

Business combination

We apply the provisions of ASC 805, Business Combinations and allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed or incurred, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed or incurred, management makes significant estimates and assumptions, especially with respect to intangible assets.

Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired technology, and customer relationships from a market participant perspective, useful lives and discount rates.

We also apply the provisions of ASU 2021-08, Business Combinations (Topic 805)(“ASU 2021-08”) which requires that we recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) and that at the acquisition date, we account for related revenue contracts in accordance with ASC 606 as if we had originated the contracts.

Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Results of Operations

The following table presents information concerning our results of operations in 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(in millions)
Revenues:
Products and licenses	$507.9	$497.4
Security subscriptions	1,104.2	981.2
Software updates and maintenance	952.9	936.1

Total revenues	2,565.0	2,414.7

Operating expenses (*):
Cost of products and licenses	97.8	99.3
Cost of security subscriptions	72.6	57.0
Cost of software updates and maintenance	123.9	112.3
Amortization of technology	25.0	14.0

Total cost of revenues	319.3	282.6

Research and development	394.9	368.9
Selling and marketing	862.9	747.1
General and administrative	111.9	117.0

Total operating expenses	1,689.0	1,515.6

Operating income	876.0	899.1
Financial income, net	96.1	76.5

Income before taxes on income	972.1	975.6
Taxes on income	126.4	135.3

Net income	$845.7	$840.3

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2024	2023
	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$25.0	$14.0
Research and development	6.5	7.0
Selling and marketing	40.3	13.7

Total amortization of intangible assets and acquisition related expenses	$71.8	$34.7

Stock-based compensation
Cost of products and licenses	$0.4	$0.4
Cost of software updates and maintenance	8.2	7.3
Research and development	53.1	48.7
Selling and marketing	58.2	56.3
General and administrative	29.8	32.6

Total stock-based compensation	$149.7	$145.3

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2024	2023
Revenues:
Products and licenses	20%	20%
Security subscriptions	43	41
Software updates and maintenance	37	39

Total revenues	100%	100%

Operating expenses:
Cost of products and licenses	4	4
Cost of security subscriptions	3	2
Cost of software updates and maintenance	5	5
Amortization of technology	1	1

Total cost of revenues	13	12

Research and development	15	15
Selling and marketing	34	31
General and administrative	4	5

Total operating expenses	66	63

Operating income	34	37
Financial income, net	4	3

Income before taxes on income	38	40
Taxes on income	5	5

Net income	33%	35%

Revenues

We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $2,565 million in 2024 and $2,415 million in 2023.

Total revenues in 2024 increased by 6% compared to 2023. Product and license revenues were $508 million in 2024 and $497 million in 2023. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including advance threat protection, Infinity CloudGuard, and Harmony. As a result, security subscription revenues increased by $123 million, or 13%, from $981 million in 2023 to $1,104 million in 2024. Software updates and maintenance revenues increased by $17 million, or 2%, from $936 million in 2023 to $953 million in 2024, primarily as a result of renewals of existing and sales of new maintenance contracts and professional services.

Cost of Revenues

Total cost of revenues was $319 million in 2024 and $283 million in 2023. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $98 million in 2024 and $99 million in 2023.

Cost of security subscriptions was $73 million in 2024 and $57 million in 2023.

Cost of software updates and maintenance was $124 million in 2024 and $112 million in 2023.

In 2024, amortization of technology was $25 million compared to $14 million in 2023. The increase in 2024 is attributed to the acquisitions made during 2024 and 2023.

Research and Development

Research and development expenses were $395 million in 2024 and $369 million in 2023, and represented 15% of revenues in each of the years 2024 and 2023. Research and development expenses consist primarily of salaries and other related expenses for personnel as well as the cost of our cloud infrastructure expenses.

The $26 million increase in 2024 is primarily a result of an increase in compensation and related expenses for personnel and in our cloud infrastructure expenses. The gross increase was partially offset by a $9 million benefit related to currency exchange and hedging.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $863 million in 2024 and $747 million in 2023, which represented 34% of revenues in 2024 and 31% of revenues in 2023.

The net increase of $116 million in selling and marketing costs in 2024 primarily stems from rises in compensation expenses for personnel and marketing activities. This rise was partially offset by a $3 million benefit related to currency exchange and hedging.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $112 million in 2024 and $117 million in 2023, which represented 4% of revenues in 2024 and 5% of revenues in 2023.

Operating Income Margin

In 2024, our operating margin was 34% compared to 37% in 2023. The decrease in our operating margin was primarily due to an increase in our workforce related expenses, cloud expenses and amortization of intangibles expenses in related to our acquisitions.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents, short-term deposits and marketable securities. Net financial income was $96 million in 2024 and $77 million in 2023. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from interest rates and the yield on securities at time of purchase. Since most of our investments are U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The increase in net financial income in 2024 was primarily due to higher interest rates and yield on marketable securities, short-term deposits and cash equivalents. In 2024 and 2023 no impairment in our marketable securities was recorded.

For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income

Total taxes on income were $126 million in 2024 and $135 million in 2023. Our effective tax rate was 13% in 2024 and 14% in 2023. See Note 11 to our consolidated financial statements for further information on our statutory rates.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.

Net Income

Net income increased by $6 million to $846 million in 2024 compared to $840 million in 2023.

Liquidity and Capital Resources

During 2024 and 2023, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $2,784 million as of December 31, 2024 and $2,960 million as of December 31, 2023. Our cash and cash equivalents and short-term investments were $1,372 million as of December 31, 2024 and $1,530 million as of December 31, 2023. Our long-term interest bearing investments were $1,412 million as of December 31, 2024 and $1,430 million as of December 31, 2023. The majority of our financial assets are held and managed through the parent company in Israel and our subsidiaries in Singapore, Canada and the U.S.

We generated net cash from operations of $1,052 million in 2024 and $1,038 million in 2023. Net cash from operations for 2024 and 2023 consisted primarily of net income adjusted for non-cash activity. The increase in our cash from operations was derived mostly from the increase in our deferred revenues compared to last year.

Net cash used in investing activities was $24 million in 2024 compared to net cash generated from investing activities of $469 million in 2023. In 2024, net cash provided by investing activities decreased compared to 2023, primarily due to decrease in proceeds from sale of marketable securities offset by cash paid in conjunction with acquisitions, net of acquired cash, and higher investment in short term deposit. Our net cash paid for acquisitions amounted to $186 million in 2024 and $459 million in 2023. Our capital expenditures amounted to $24 million in 2024 and $19 million in 2023, and consisted primarily of computer equipment, software and leasehold improvements.

Net cash used in financing activities was $1,060 million in 2024 and $1,165 million in 2023.  In 2024 and 2023, net cash used in financing activities was attributed primarily to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. We repurchased ordinary shares in the amount of $1,300 million in 2024 and $1,288 million in 2023. We re-issued the repurchased shares to settle exercises of options and restricted share unit awards to our employees and directors. Proceeds from such activities were $259 million and $134 million in 2024 and 2023, respectively.

Our investments in marketable securities are classified as AFS. AFS securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Amortization of premium, discount and interest is recorded in our statements of income.

Our liquidity could be negatively affected by a decrease in demand for our products and services, or increase in employment costs. Also, if the financial system or the credit markets deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $2,784 million as of December 31, 2024) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to meet our normal operating requirements during the next 12 months and the foreseeable future and to fund capital expenditures.

Research and Development, Patents and Licenses, etc.

Additional details are provided in this Item 5, under the caption “Results of Operations”.

Trend Information

Additional details are provided in this Item 5, under the caption “Results of Operations”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of March 15, 2025, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of NSCG Committee
Gil Shwed	Executive Chair of the Board of Directors
Nadav Zafrir	Chief Executive Officer and Director
Nataly Kremer	Chief Product Officer and Head of Research and Development
Rupal Hollenbeck	President*
Roei Golan	Chief Financial Officer
Itai Greenberg	Chief Revenue Officer
Yoav Chelouche (3)	Lead Independent Director	X	X	X	X
Dafna Gruber	Director	X	X	X	X
Tzipi Ozer-Armon	Director	X		X	X
Ray Rothrock	Director	X	X	X	X
Tal Shavit Shenhav	Director	X				X
Jill Smith	Director	X				X
Jerry Ungerman	Director	X
Shai Weiss	Director	X				X

(1)	“Independent Director” under the Nasdaq Global Select Market regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

* Rupal Hollenbeck will conclude her tenure as President in the first half of 2025.

Gil Shwed is the founder of Check Point and Executive Chair of the Board of Directors. Mr. Shwed served as the Chief Executive Officer from Check Point’s inception through December 2024, and Mr. Shwed previously served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of the board of directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Nadav Zafrir, Chief Executive Officer of Check Point since December 2024, brings thirty years of experience in management, leadership, and technology innovation, Mr. Zafrir was previously the co-founder and Managing Partner of Team8 Labs Ltd., a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cyber security, data, fin-tech, enterprise software, and infrastructure, since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Mr. Zafrir is a director of Directors SolarEdge Technologies, Inc. He holds an LLB from the Interdisciplinary Center Herzliya (IDC) and an Executive MBA from the Kellogg – Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University.

Nataly Kremer, Chief Product Officer and Head of Research and Development since March 2023, oversees all product and technology units and uses her proficiency in delivering network, security, and cloud technologies for large enterprises to meet customer needs. Ms. Kremer brings extensive R&D and leadership experience to Check Point. She joined the company after 12 years with AT&T Inc. (“AT&T”), where she led its Software and Delivery organization and AT&T’s center in Israel. She holds an MBA and BSc in Computer Sciences and Management from Tel Aviv University. Ms. Kremer is a board member of I.B.I Investment House ltd. and a board member of Israel Advanced Technology Industries (“IATI”), where she also holds the role of Head of the ITAI Diversity and Inclusion Group.

Rupal Hollenbeck, has been President of Check Point since March 2023, after serving as Chief Commercial Officer from March 2022 until March 2023.  Ms. Hollenbeck has managed Check Point’s global commercial organization since March 2022. Ms. Hollenbeck served on our board of directors from January 2021 until March 2022. She was most recently the Chief Marketing Officer of AI hardware start-up Cerebras Systems Inc. in the Silicon Valley. She also served as Senior Vice President & Chief Marketing Office at Oracle Corporation (“Oracle”), a post which she held until January 2020. Prior to joining Oracle in 2018, Ms. Hollenbeck was with Intel Corporation (“Intel”) for over 23 years, with her most recent role being Corporate Vice President and General Manager of Global Data Center Sales. Prior to that she was Vice President and General Manager of Intel China and throughout her time at Intel has worked in Arizona, California, Singapore, and Beijing. An advocate for professional women around the world, she started several women’s initiatives while at Intel, including serving as co-chair of the board of Intel’s Network of Executive Women in Asia. She is currently a Founding Circle Member of Neythri, a non-profit organization dedicated to enabling the professional advancement of South Asian women. Ms. Hollenbeck is also an Adjunct Professor at California State University East Bay, teaching a Women in Leadership course in the College of Business & Economics. Ms. Hollenbeck holds a BS in Finance and International Studies from Boston College, and a Master of International Management from the Thunderbird School of Global Management in Arizona. Ms. Hollenbeck is a board member of Blackbaud, Inc., a leading cloud software company powering social good, and a board member of The Asian Pacific Fund, a non-profit organization. Ms. Hollenbeck will conclude her tenure as President in the first half of 2025.

Roei Golan, has been serving as Chief Financial Officer of Check Point since May 2023, as Acting Chief Financial Officer from October 2022 until May 2023, and as VP Finance from 2021 until November 2022. Mr. Golan oversees Check Point's finance operations, including accounting, business analysis, investor relations, legal, tax and treasury. Mr. Golan has over 15 years of financial experience.  Prior to joining Check Point in 2021, Mr. Golan worked at EY for 11 years, where he held the role of Managing Director in the Technology practice. Mr. Golan holds a B.A. in Economics and Accounting and an M.B.A in finance management. Mr. Golan is a certified public accountant.

Itai Greenberg, has been serving as Chief Revenue Officer of Check Point since January 2025. Prior to transitioning to his current role, Mr. Greenberg held the roles of Chief Strategy Officer and Head of the Cloud and SASE Businesses, VP Product Management and VP Product Marketing. Mr. Greenberg joined Check Point in 2010, after serving as VP of Product and R&D at EyeClick Ltd. Previously, he held key leadership roles at Microsoft in Windows Security and Mobile divisions. Mr. Greenberg holds a B.Sc. in Information Systems from the Ben-Gurion University.

Yoav Z. Chelouche has served on our board of directors since 2006 and as our Lead Independent Director since December 2024. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital since August 2000. He serves on boards of directors of certain Aviv companies. Prior to joining Aviv Venture Capital, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corporation (“Scitex”), a world leader in digital imaging and printing systems, from December 1994 until July 2000. From August 1979 until December 1994, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and, until 2015, Co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and until February 2024 served as an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Dafna Gruber has served on our board of directors since 2024 and as one of our outside directors under the Israeli Companies Law. Ms. Gruber serves as a Chief Financial Officer of Netafim Ltd., a private company, and prior to that as chief financial officer in various companies including Aqua security Ltd. and Clal Industries Ltd. From 2007 to 2015, Ms. Gruber served as the Chief Financial Officer of NICE Ltd., a publicly-traded company on Nasdaq and TASE, responsible, inter alia, for finance, operation, MIS and IT, legal and investor relations. From 1996 until 2007, Ms. Gruber was part of Alvarion Ltd., a public company traded on Nasdaq and TASE, mostly as Chief Financial Officer. Ms. Gruber currently serves as an Independent or External Director at ICL Group Ltd. and Cellebrite DI Ltd. Ms. Gruber is a certified public accountant and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv.

 Tzipi Ozer-Armon has served on our board of directors since 2023. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of Strauss Group Ltd. and ICL Group Ltd. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an M.B.A. degree majoring in Finance and Marketing from Tel Aviv University and she is an Advanced Management Program graduate of the Harvard Business School.

 Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc. (“RedSeal”), a cyber security analytics company. Mr. Rothrock served as the Chief Executive Officer of RedSeal from February 2014 until May 2020. Mr. Rothrock is a director of Roku, Inc., a publicly-traded company on Nasdaq, Centrus Energy Corp., a publicly-traded company on the New York Stock Exchange, and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of the Aerospace Corporation. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

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

Jill D Smith has served on our board of directors since 2023. Ms. Smith brings more than 25 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets.  Ms. Smith previously served as the President and Chief Executive Officer of Allied Minds plc, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, Inc., where she rose to become a Partner. She subsequently joined Sara Lee Corporation as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of MDA Space Ltd.

Jerry Ungerman has served on our board of directors since 2005, and served as the chairman of the board of directors from August 2020 through December 2024, after serving as Vice Chairman of our board of directors from 2005 until August 2020. From 2001 to 2005, Mr. Ungerman served as our President and before that, from 1998 until 2000, he served as our Executive Vice President. Prior to joining us, Mr. Ungerman accumulated extensive experience in high-tech sales, marketing and management experience at Hitachi Data Systems (HDS), a data storage company and a member of the Hitachi, Ltd. group. He began his career with International Business Machines Corp. (IBM), a global technology products and services company, after earning a B.A. in Business Administration from the University of Minnesota.

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

Of the individuals mentioned above, only Gil Shwed owned more than one percent of our outstanding shares as of December 31, 2024. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Nadav Zafrir, Tzipi Ozer-Armon, Dr. Tal Shavit Shenhav, Jill Smith, Jerry Ungerman and Shai Weiss will expire at our 2025 annual meeting of shareholders. The term of Ray Rothrock will expire at our 2026 annual meeting of shareholders and the terms of Yoav Chelouche and Dafna Gruber will expire at our 2027 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our directors or members of senior management are elected or appointed.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group, including those who left the company during 2024, was approximately $3.7 million for the year ended December 31, 2024. These amounts include $0.3 million that were set aside or accrued to provide for severance and retirement insurance policies in 2024. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid in 2024 (i) to our five most highly compensated executive officers (referred to as the “Covered Executives”) and (ii) to our non-executive directors.

Cash Compensation

Mr. Gil Shwed, Executive Chair (served as Chief Executive Officer until December 15, 2024). Cash compensation expenses recorded in 2024 consisted of $20.4 thousands in salary expenses, and $16.6 thousands in benefit costs. Mr. Shwed requested to forego his salary and bonus for 2024, as he has done in the past. Following consideration of Mr. Shwed’s request, our compensation committee and board of directors have determined that Mr. Shwed will not receive a bonus for 2024, and did not receive any cash compensation for 2024 except for an amount equal to the minimum wage required under Israeli law. Following the assumption of the Chief Executive Officer role by Mr. Zafrir on December 15, 2024, Mr. Shwed became the Executive Chair of our Board of Directors

Dr. Dorit Dor, Chief Technology Officer. Compensation expenses recorded in 2024 included $363.3 thousands in salary expenses and $87.3 thousands in benefit costs.

Mr. Itai Greenberg, Chief Revenue Officer. Compensation expenses recorded in 2024 included $231.4 thousands in salary expenses and $63.2 thousands in benefit costs.

Mr. Sharon Schusheim, Chief Services Officer, Compensation expenses recorded in 2024 included $264.4 thousands in salary expenses and $66.6 thousands in benefit costs.

Ms. Rupal Hollenbeck, President. Compensation expenses recorded in 2024 included $736.1 thousands in salary expenses and $81.2 thousands in benefit costs.

The salary expenses summarized above include the gross salary paid to the Covered Executives, and the benefit costs include the social benefits paid by us on behalf of the Covered Executives, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, severance, educational fund and payments for social security. We also provide our Covered Executives with director and officer (D&O) indemnification, insurance and exculpation to the maximum extent permitted by applicable law, telecommunication and electronic devices and communication expenses, reimbursement of business travel, “runoff” and other insurances, periodic medical examinations, holiday and special occasion gifts, academic and professional studies, and safety, security and protection measures (including, in certain cases, at household premises). We do not lease vehicles for our Covered Executives.

In accordance with the company’s executive compensation policy, we will also pay cash bonuses following compliance with predetermined 2024 performance parameters set by the Compensation Committee and the Board of Directors. The 2024 cash bonus expenses for Dr. Dor, Mr. Greenberg, Mr. Schusheim and Ms. Hollenbeck were $313.0 thousands, $108.9 thousands, $136.1 thousands, and $397 thousands, respectively. As noted above, Mr. Shwed did not receive a cash bonus for 2024. For the non-U.S. executives, the cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end and will be paid in 2025 with respect to compliance with pre-determined 2024 performance metrics.

We currently pay each of our non-executive directors an annual cash retainer of $40.0 thousands for the services provided to our board of directors and an annual cash retainer of $7.5 thousands for each committee membership. In addition, we pay the lead independent director an annual cash retainer of $35.0 thousands, the chair of our audit committee an annual cash retainer of $7.5 thousands and the chair of each of our nominating, sustainability and corporate governance committee and compensation committee an annual cash retainer of $2.5 thousands. Only directors who are not officers receive compensation for serving as directors.

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

During 2024, we granted our executive officers and directors options to purchase an aggregate of approximately 0.35 million shares and approximately 0.13 million RSUs and PSUs under our equity incentive plans. The exercise price of these options range between $173.21-$182.00, and their expiration dates range between October 2031 and November 2031.

All options granted to directors and executive officers in 2024 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the applicable date of grant.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2024, for Mr. Shwed, Dr. Dor, Mr. Greenberg, Ms. Hollenbeck and Mr. Schusheim of $14.4 million, $3.7 million, $2.2 million, $1.5 million and $1.2 million, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2y to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to Mr. Shwed (who served as the Chief Executive Officer in 2024), also by the company’s shareholders in accordance with the Israeli Companies Law.

As of December 31, 2024, our executive officers and directors held options to purchase an aggregate of approximately 5.6 million shares and held 0.33 million RSUs and PSUs under our equity incentive plans. The exercise prices of these options range between $91.78 and $182.00, and their expiration dates range between August 2025 and November 2031.

Chief Executive Officer Compensation. On December 1, 2024, Nadav Zafrir joined Check Point and on December 15, 2024 he assumed the role of Chief Executive Officer.

Pursuant to Mr. Zafrir's employment agreement, as approved by our Compensation Committee, Board of Directors and the company’s shareholders at the 2024 Annual General Meeting, Mr. Zafrir is entitled to the following:

Cash Compensation: An annual base salary of NIS 1.44 million (~$0.39 million), and an annual cash target bonus of NIS 1.5 million (~$0.41 million). The annual cash bonus targets are set annually by the Compensation Committee and the Board in line with Check Point's Executive Compensation Policy and the performance targets specified in the policy. The maximum bonus can reach up to 200% of the annual base salary.

Equity Compensation: We granted Mr. Zafrir on December 1, 2024 (the date Mr. Zafrir joined Check Point), the following equity awards: (i) an RSU award of $4.4 million vesting in four annual installments, with $1.4 million of RSUs vesting after the first year and $1.0 million of RSUs vesting in each of the remaining second, third and fourth years, (ii) a PSU award of $4 million that is subject to achievement of a bookings growth performance criteria set by the Compensation Committee (over a period of four years), and (iii) a stock option award to purchase 123,892 ordinary shares at an exercise price equal to 100% of the last reported closing price of the ordinary shares on the date of grant, vesting gradually over a period of four years (with a Black-Scholes-Merton value of $6 million calculated on the date of grant).

In the event Check Point initiates a termination of Mr. Zafrir's employment in his first 24 months (other than for cause), then 50% of his unvested RSUs and stock options will vest at the end of his employment. In case of death or permanent disability, 100% of Mr. Zafrir's unvested equity awards will vest immediately with any applicable performance conditions deemed to be achieved at target.

Executive Chair Compensation. Following the assumption of the Chief Executive Officer role by Mr. Zafrir on December 15, 2024, Gil Shwed, our founder and Chief Executive Officer until such date, became the Executive Chair of our Board of Directors. In connection with such appointment, and following the approval of our Compensation Committee, Board of Directors and the company's shareholders at the 2024 Annual General Meeting, we granted Mr. Shwed options to purchase 170,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq Global Select Market on the date of the grant, vesting gradually over a period of four years.

Other than as specified in the share ownership table under the caption “Share ownership” below, none of our directors and executive officers holds more than 1% of our outstanding shares.

Board Practices

Our board of directors currently consists of eight members, including three outside directors in accordance with the requirements of the Israeli Companies Law. For more information, see “Outside and Independent Directors” below. Under our articles of association, the number of directors on our board is to be no less than six and no more than twelve. Each director (other than an outside director as described below) is elected to serve until the next annual general meeting of shareholders and until his or her successor has been elected. Each executive officer is elected by the board of directors and serves at the discretion of the board. All of our executive officers and directors, other than non-employee directors, devote substantially all of their working time to our business. There are no family relationships among any of our directors, officers or key employees.

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

Outside and Independent Directors

Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise” and the other outside director or directors are required to have “professional expertise,” all as defined under the Israeli Companies Law. Our board of directors has determined that each of Yoav Chelouche, Dafna Gruber and Ray Rothrock has “financial and accounting expertise,” and each of Dafna Gruber and Ray Rothrock has “professional expertise”.

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2024, Yoav Chelouche, Dafna Gruber and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Dafna Gruber’s term of office will expire in 2027, and Ray Rothrock’s term of office will expire in 2026.

Pursuant to the Israeli Companies Law Regulations, an Israeli company traded on Nasdaq that does not have a “controlling shareholder” (as defined in the Israeli Companies Law) may elect not to appoint Outside Directors to its Board of Directors and not to comply with the Audit Committee and Compensation Committee composition and chairman requirements of the Israeli Companies Law (as described above); provided, that the company complies with the applicable Nasdaq independent director requirements and the Nasdaq Audit Committee and Compensation Committee composition requirements. Accordingly, Check Point is eligible to adopt the relief provided by the amended Israeli regulations. To date, Check Point has not elected to adopt such relief.

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

Our board of directors has determined that each of Yoav Chelouche, Dafna Gruber, Tzipi Ozer-Armon, Ray Rothrock, Tal Shavit Shenhav, Jill Smith, Jerry Ungerman, and Shai Weiss is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

In addition, the Nasdaq regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq regulations applicable to audit committee members and each of whom is financially literate and one of whom has accounting or related financial management expertise. Yoav Chelouche is the chairman of the audit committee. Dafna Gruber, Tzipi Ozer-Armon and Ray Rothrock serve as the other members of our audit committee. The audit committee has adopted a written audit committee charter as required by the Nasdaq regulations.

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

In addition, the Nasdaq rules also require us to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements. Ray Rothrock is the chairman of the compensation committee. Yoav Chelouche, Dafna Gruber and Tzipi Ozer-Armon serve as the other members of our compensation committee. The compensation committee has adopted a written compensation committee charter.

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

Employees

As of December 31, 2024, we had 6,669  employees, as well as 336 subcontractors (277 subcontractors in 2023, 194 subcontractors in 2022). Over the past three years, the number of our employees and contractors by function was as follows:

	As of December 31,
	2024	2023	2022
Function:
Research, development and quality assurance	1,955	1,889	1,807
Marketing, pre-sale, sales and business development	2,923	2,869	2,678
Customer support	1,069	1,027	926
Information systems, administration, finance and operation	722	665	615

Total	6,669	6,450	6,026

Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
	2024	2023	2022
Function:
Israel	2,874	2,672	2,525
Americas	1,980	1,973	1,813
Rest of the World	1,815	1,805	1,688

Total	6,669	6,450	6,026

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2025. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2025.

Name	Number of shares beneficially owned (1)(5)	% of class of shares (2)	Title of securities covered by the options, RSUs and PSUs	Number of options, RSUs, and PSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	28,797,225	25.8%(4)	Ordinary shares	3,920,000	$114.23-$131.96	08/19/2025-08/02/2030
All directors and officers as a group (14 persons including Mr. Shwed)(5)	29,178,100	26.1%	Ordinary shares	4,239,396	$114.23-$136.26	08/19/2025- 10/31/2030

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and RSUs and PSUs that vest within 60 days after February 28, 2025.

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

(3)	Number of options immediately exercisable or exercisable and RSUs and PSU that vest within 60 days from February 28, 2025.
(4)
The share amount and holding percentage includes unexercised stock options. Without such unexercised stock options, the 24,877,225 issued ordinary shares held by Gil Shwed represented 23.1% of the outstanding ordinary shares and voting rights as of February 28, 2025.

(5)	Other than Mr. Shwed, none of our executive officers and directors beneficially own more than 1% of our outstanding ordinary shares.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2024:

Plan	Outstanding options, RSUs & PSUs	Options outstanding exercise price	Date of expiration of options	Options exercisable
2005 United States Equity Incentive Plan	908,505	$97.61-$173.21	05/02/2025-10/30/2031	228,066
2005 Israel Equity Incentive Plan	7,308,296	$91.78-$182.00	08/19/2025-11/30/2031	4,358,300
Dome9 Equity Incentive Plan	226	$12.99	12/21/2027	226

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

Accordingly, as of December 31, 2024, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 11,658,555.

As of December 31, 2024, options to purchase 5,712,254 ordinary shares were outstanding under the Equity Plans and the Dome9 Equity Incentive Plan combined. The option exercise prices of the outstanding options as of December 31, 2024 range between $12.99 and $182.00 per share. As of December 31, 2024, 2,504,773 RSUs and PSUs were outstanding under the Equity Plans combined.

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

2005 United States Equity Incentive Plan, as Amended

Awards. The U.S. Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) Incentive Stock Options (ISOs), (ii) Non-statutory Stock Options (NSOs), (iii) Restricted Stock, (iv) Restricted Stock Units (“RSUs”), (v) Performance Shares, (vi) Performance RSUs (“PSUs”) and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

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

As of December 31, 2024, options to purchase 226 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The single outstanding grant under this plan has a term of ten years, expiring in December 2027, and an option exercise price of $12.99 per share. No further options can be granted under the Dome9 Equity Plan.

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

As of February 28, 2025, 162,418 ordinary shares were available under the US ESPP and 393,617 ordinary shares were available under the Non-US ESPP.

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

Disclosure of a Registrant’s Action to Recover Erroneous Awarded Compensation

 None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table shows information as of December 31, 2024, 2023 and 2022, for each person who, to the best of our knowledge, beneficially owned more than 5% of our outstanding ordinary shares as December 31, 2024:

Name of Five Percent Shareholders	No. of shares beneficially held (1)(3)	% of class of shares (2)		No. of shares beneficially held (1)	% of class of shares (2)	No. of shares beneficially held (1)	% of class of shares (2)
	December 31, 2024			December 31, 2023		December 31, 2022
Gil Shwed	28,797,215	25.6%	(3)	29,744,539	25.3%	29,149,766	23.3%

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

(3)
The share amount and holding percentage includes the unexercised stock options. Without such unexercised stock options, the 24,877,215 issued ordinary shares held by Gil Shwed represented 23.0% of the outstanding ordinary shares and voting rights as of December 31, 2024.

Our major shareholders do not have different voting rights from other shareholders with respect to our ordinary shares.

According to our transfer agent, as of December 31, 2024, there were 99 holders of record of our ordinary shares in the United States, representing approximately 80.99% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Legal Proceedings

We operate our business in various countries, and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the countries in which we operate. This can cause disputes between us and various tax authorities in different parts of the world. In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to us outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 517 million (approximately $141 million), not including an amount of NIS 459 million (approximately $126 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation). On November 29, 2023, we filed an appeal to the District Court of Tel Aviv against these orders. Both parties filed their arguments to the court and a preliminary hearing was held on January 23, 2025 at which the arguments were addressed. The Court requested the parties to negotiate a settlement, and update the court by April 22, 2025 on the outcome.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 89 million (approximately $24 million), not including an amount of NIS 101 million (approximately $28 million) related to expenses that will be deductible in future years, with respect to the 2020 tax year (these amounts include interest and indexation). On December 31, 2023 we submitted a tax appeal against the 2020 tax assessment to the ITA. There is no assurance that the ITA will accept our positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

Please refer to Exhibit 2.1 for Items 10.B.3, B.4, B.5, B.6, B.7, B.8, B.9 and B.10.

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

During 2024, the list of entities to which we contributed included, among others, the Tel Aviv University, Yeholot Association and Hostages and Missing Families Forum. Gil Shwed, our founder and Executive Chair, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of Tel-Aviv University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

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

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

Among other changes, the new Law includes, Amendment 73 to the Investment Law (“Amendment 73”). Amendment 73 prescribes special tax tracks for technological enterprises. One of the tracks is for Technological preferred enterprise—an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property. “Special Preferred Technological Enterprise” (with consolidated annual revenue of its group is at least NIS 10 billion), as defined by the Investment Law, is entitled to a reduced tax rate of 6% on its preferred technological income, regardless of the place the company’s technology preferred enterprise is located.  The special tax tracks under Amendment 73 are subject to rules issued by the Minister of Finance. On May 1, 2017, the Israeli Finance Minister signed tax regulations implementing the Organisation for Economic Co-operation and Development’s (OECD’s) “nexus approach,” a base erosion and profit shifting (BEPS) requirement for intellectual property (IP) preferential tax regimes. The proposed regulations are subject to approval by the Parliament’s Finance Committee. On May 16, 2017 the Knesset Finance Committee approved the regulations effective as of January 1, 2017.

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

Equity Based Compensation

The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2022, 2023 and in 2024, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee.

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

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2022, 2023 and in 2024, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date.

In addition, subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024 (the “Additional Tax”) which amount is linked to the annual change in the Israeli consumer price index. Additionally, effective from January 1, 2025, such individuals will also be subject to an additional surtax of 2% which will apply exclusively to their annual taxable income derived exclusively from capital sources income (including from dividend distribution) exceeding NIS 721,560 (the “Surtax”).

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% plus the Additional Tax if  the individual’s annual taxable income exceeded NIS 721,560 in 2024 as well as Surtax in 2025 as described above on the profit upon the sale of the underlying shares/shares.

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

This discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, referred to as the “Code”, U.S. Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as in effect as of the date of this Annual Report. This discussion generally considers only U.S. Shareholders who will hold our shares as capital assets (within the meaning of Section 1221 of the Code).

This summary discussion does not address tax considerations applicable to a U.S. Shareholder that may be subject to special tax rules including, without limitation, the following:

•	Aspects of U.S. federal income taxation relevant to U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax);

•	U.S. Shareholders subject to special treatment under the U.S. federal income tax laws, such as banks, financial institutions, insurance companies, broker-dealers or traders in securities;

•	U.S. Shareholders that are tax-exempt organizations and pension funds;

•	U.S. Shareholders that are former citizens or long-term residents of the United States;

•	U.S. Shareholders that are partnerships or entities treated as partnerships or other pass-through entities and persons who own our shares through such entities, and non-U.S. individuals or entities;

•	U.S. Shareholders that are real estate investment trusts or regulated investment companies;

•	U.S. Shareholders who own 10% or more of our outstanding shares (by vote or value), either directly or constructively ;

•	U.S. Shareholders who hold our shares as part of a hedging, straddle, integrated, or conversion transaction;

•	U.S. Shareholders who acquire their shares of our capital stock in a “compensatory transaction”;

•	U.S. Shareholders whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar; and

•	Any aspect of U.S. estate, gift, state, or local tax law, or any non-U.S. tax law.

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

Certain non-corporate U.S. Shareholders may qualify for preferential rates of taxation with respect to dividends on our capital stock if the dividends are “qualified dividend income”. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation”. A non-U.S. corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury for purposes of this provision and which includes an exchange of information provision. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty (the “Treaty”) is satisfactory for this purpose. In addition, our shares are listed on the Nasdaq Global Select Market. However, no assurance can be given that our shares will be considered readily tradable on an established securities market in the future. The reduced rates do not apply unless certain holding period requirements are satisfied, nor do they apply to dividends received from a passive foreign investment company (a “PFIC”) (see discussion below). The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.

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

Credit for Israeli Taxes

Subject to the PFIC rules discussed below and certain conditions and limitations, a U.S. Shareholder of an Israeli corporation may be eligible for a foreign tax credit to offset a portion of the U.S. tax liability assessed on Israeli sourced income when repatriated to the United States. The U.S. Internal Revenue Code provides a foreign tax credit limitation on the amount of foreign tax credits that may be used during each taxable year. This limitation requires detailed knowledge of the mechanics of the rules prescribed in the Code and the supporting regulations. Under no circumstances, can foreign tax credits be used to offset a U.S. tax assessment on U.S. source income, and the credit may not exceed the U.S. tax assessment on foreign income.

Certain U.S. Treasury Regulations that apply to non-U.S. taxes paid or accrued in taxable years beginning on or after December 28, 2021 restrict the availability of any such foreign tax credit based on the nature of the tax imposed by the non-U.S. jurisdiction (although Notice 2023-55, as extended and modified by Notice 2023-80, provides temporary relief from the application of certain aspects of these regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or guidance)).

A U.S. Shareholder may elect to claim a foreign tax credit on its U.S. federal income tax return for foreign taxes paid or accrued, alternatively, the U.S. Shareholder may elect to claim a deduction for Israeli income tax withheld or paid, but only if the shareholder elects to do so for all foreign income taxes of the same year. Special rules for determining a U.S. Shareholder ’s foreign tax credit limitation apply in the case of qualified dividend income. Rules similar to those concerning adjustments to the foreign tax credit limitation to reflect any capital gain rate differential also apply to any qualified dividend income. The rules relating to foreign tax credits are complex and each U.S. Shareholder should consult his, her, or its own tax advisor to determine whether and if such U.S. Shareholder would be entitled to this credit.

Sale, Exchange, or Other Disposition of Our Shares

  Subject to the PFIC rules discussed below, the sale or exchange of our shares would generally result in the recognition of capital gain or loss for the U.S. Shareholder. The amount of gain or loss is the difference between the U.S. dollar value of the amount realized on the sale or exchange and the tax basis in our shares. If a U.S. Shareholder’s holding period for our shares exceeds one year at the time of the disposition, the amount of the shareholder’s gain or loss generally will be long-term capital gain or loss. Long-term capital gains of non-corporate U.S. Shareholders realized upon a sale or exchange of shares generally will be eligible for a preferential rate of taxation. The deductibility of capital losses may be subject to limitation. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Accordingly, in the event any Israeli tax (including withholding tax) is imposed upon such sale or other disposition, a U.S. Shareholder may not be able to utilize foreign tax credits unless such U.S. Shareholder has foreign source income or gain in the same category from other sources. Moreover, there are special rules under the Treaty, which may impact a U.S. Shareholder’s ability to claim a foreign tax credit. U.S. Shareholders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Shareholder’s particular circumstances.

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

Passive Foreign Investment Company Status

Based upon our income, assets and activities, we believe that we are not currently, and have not been in prior years, a passive foreign investment company for U.S. federal income tax purposes. We do not currently anticipate that we will be a PFIC for any subsequent year. We would be classified as a PFIC if, for any taxable year, either:

•	75% or more of our gross income in the taxable year is passive income, or

•	50% or more of the average percentage of our assets held during the taxable year produce or are held for the production of passive income.

For this purpose, passive income includes, but is not limited to, dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets that produce passive income.

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

The mark-to-market election is available only for “marketable stock.” Generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq Global Select Market (on which our shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our shares are currently listed and traded on Nasdaq Global Select Market, no assurance can be given that our shares will be treated as marketable stock. U.S. Shareholders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to your shares under their particular circumstances.

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

Documents on Display

This Annual Report and other information filed or to be filed by us with the Securities and Exchange may be accessed at the Securities and Exchange Commission’s website, www.sec.gov. We intend to post our Annual Report on our website (www.checkpoint.com) promptly following the filing of our Annual Report with the Securities and Exchange Commission.

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

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment in fixed maturity marketable securities, and short-term bank deposits. Our marketable securities portfolio includes mainly government and government agencies debt instruments (U.S., European and other) and corporate debt instruments, which are exposed to changes in short-term interest rates. By policy, we limit the amount of credit exposure to any single debt issuer.

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

During 2022 and 2023 global interest rates have risen which affected positively the yield on new investments in our investment portfolio and our interest income. During the second half of 2024 interest rates started to fall as the Federal Reserve bank cut the Federal Funds Rate, and so did other central banks, which negatively affected the yield on new investments in our investment portfolio.

 As of December 31, 2024 securities representing 7% of our investments portfolios are rated as AAA; securities representing 44% of the portfolio are rated between AA- and AA+; securities representing 48% of the portfolio are rated between A- and A+; securities representing 1% of the portfolio are rated as BBB+ or below.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2024:

	Maturity
	2025	2026	2027	2028	2029	Total Par Value	Fair Value at Dec. 31, 2024
	(in millions)
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	$225.8	$117.2	$54.0	$80.7	$48.3	$526.0	$518.4
Debt securities issued by other governments	22.3	9.4	9.2	9.8	5.1	55.8	55.4
Corporate debt securities	489.3	473.5	326.1	167.5	139.1	1,595.5	1,569.8
Cash	54.5					54.5	54.5
Short-term bank deposits	134.0					134.0	134.0
Cash equivalents:
Money market funds	158.1	-	-	-	-	158.1	158.1
Short term deposits	293.6	-	-	-	-	293.6	293.6

Total	$1,377.6	$600.1	$389.3	$258.0	$192.5	$2,817.5	$2,783.8

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

We entered into forward contracts to hedge the foreign currency exchange impacts on assets and liabilities denominated in various foreign currencies. As of December 31, 2024, the total amount of outstanding forward contracts that did not qualify for hedge accounting was $253.6 million. These contracts were for a period of up to twelve months. The net amount of gains and losses recognized in “financial income, net” during 2024 was a loss of $5.6 million.

During 2024, we entered into forward contracts to hedge against the risk of overall changes in foreign currency exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and Euro. These contracts qualified for cash flow hedge accounting and as such the net amount of gains and losses of $5.3 million in loss was recognized when the related expenses were incurred, and classified in operating expenses during 2024. As of December 31 2024, the notional amount of outstanding forward contracts that qualified for cash flow hedge accounting was $359.4 million and their fair value gain amount was $3.3 million.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israeli Shekel and Euro having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2024 would result in an increase in operating expenses of $74.8 million for the year ended December 31, 2024. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2024, we performed an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2024, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024.

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a Code of Ethics and Business Conduct (“Code of Ethics”) that applies to all of our employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and other individuals who perform similar functions as well as to contractors working on a regular basis with Check Point. The Code of Ethics is updated from time to time and was last updated in 2023. The Code of Ethics is available on our website at www.checkpoint.com. You can obtain a copy of our Code of Ethics without charge, by sending a written request to our investor relations department at Check Point Software Technologies, Inc., Attn: Investor Relations, 100 Oracle Parkway, Suite 800, Redwood City, CA 94065 U.S.A; Tel: 650-628-2000; Email: ir@us.checkpoint.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2024 and 2023:

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Amount	Percentage	Amount	Percentage
	(in millions, except percentages)
Audit fees (1)	$0.9	69%	$0.8	66%
Audit related fees (2)	0.2	15%	0.1	10%
Tax fees (3)	0.2	16%	0.3	24%
All Other Fees (4)	-	-	-	-

Total	$1.3	100%	$1.2	100%

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

(2)	“Audit-related fees” are fees for professional services, mainly related to due diligence work.
(3)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

(4)
“All Other Fees” are fees for products and services other than those described above. For each of the fiscal years ended in December 31, 2024 and 2023, there were no fees for products or services other than those described above.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2024 and 2023, and will receive during 2025 for non-audit services in certain categories.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2024 and since we started repurchases programs, we repurchased the company’s ordinary shares for an aggregate amount of $15,673 million. On July 11, 2024 the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2 billion. Under the current plan, the Board of Directors authorized repurchases of ordinary shares at the pace of up to $325 million a quarter. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2024, we used $1,300 million to repurchase approximately 7.7 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.7	$156	$1,089
February 1 – February 29	0.3	$159	$1,035
March 1 – March 31	1.0	$162	$873
April 1 – April 30	0.7	$161	$752
May 1 – May 31	1.0	$151	$602
June 1 – June 30	0.4	$153	$548
July 1 – July 31	0.6	$173	$2,441
August 1 – August 31	0.8	$184	$2,296
September 1 – September 30	0.5	$190	$2,223
October 1 – October 31	0.5	$200	$2,117
November 1 – November 30	0.6	$176	$2,008
December 1 – December 31	0.6	$188	$1,898

Total	7.7	$171

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. In addition, with regard to Check Point trading in its own securities, it is our policy to comply with the U.S. federal securities laws and the applicable exchange listing requirements.

A copy of the Insider Trading Policy, as amended on May 10, 2023, is filed as an exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

Cyber security Risk Management and Strategy

As a public security company, we prioritize robust cyber security measures to protect our assets, operations, and stakeholders. We have established policies and processes for assessing, identifying, and managing material risk from cyber security threats (as defined below), and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cyber security threats, including any potential cyber security incidents (as defined below).

We conduct periodic risk assessments to identify cyber security threats, as well as assessments in the event of a material change in our business practices that may affect information systems (as defined below) that are vulnerable to such cyber security threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

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

As part of our overall risk management process, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management.  Personnel at all levels and departments are made aware of our cyber security policies through trainings.

We engage our internal auditors and other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cyber security policies and procedures in accordance with common best practices and methodologies, as well as to monitor and test our security controls.

We have not identified risks from known cyber security threats, including as a result of any prior cyber security incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

For additional information regarding whether any risks from cyber security threats, including as a result of any previous cyber security incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 3D, “Key Information – Risk Factors,” in this Annual Report on Form 20-F, including the risk factors entitled “Other General Risks and Risks Related to the Ownership of Our Ordinary Shares - Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats and cyber security incidents.”

Cyber security Governance

Our Board of Directors considers cyber security risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cyber security and other information technology risks. The Audit Committee oversees management’s implementation of our cyber security risk management program.

The Audit Committee receives quarterly reports from our Chief Information Officer and CISO on cyber security regarding our company’s cyber security risks and activities, including any recent cyber security incidents and related responses, cyber security systems testing, activities of third parties, as well as any incidents with lesser impact potential.

Our Audit Committee provides updates to the board of directors on such reports.

Our management team, particularly our Chief Information Officer, oversees our cyber security policies and processes, including those described in “Cyber security Risk Management and Strategy” above, and is responsible for assessing and managing our material risks from cyber security threats. Our Chief Information Officer and his team have primary responsibility for our overall cyber security risk management program and supervise both our internal cyber security personnel and our retained external cyber security consultants. Our management team’s experience includes our Chief Information Officer’s 17 years of experience in IT services, who has been with Check Point since 2008.

Our Chief Information Officer supervises efforts to prevent, detect, mitigate, and remediate cyber security risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

For purposes of this Item 16K:

-
A “cyber security incident” means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through Check Point’s information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.

-
A “cyber security threat” means any potential unauthorized occurrence on or conducted through a registrant’s information systems that may result in adverse effects on the confidentiality, integrity, or availability of Check Point’s information systems or any information residing therein.

-
“Information systems” means electronic information resources, owned or used by Check Point, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of Check Point’s information to maintain or support Check Point’s operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

See beginning on page F-1 below.

ITEM 18. FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934 (2)
4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (3)
4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, as amended (4)
4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, as amended (5)
4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (6)
4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (7)
4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (8)
4.7	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (9)
4.8	Check Point Software Technologies Ltd. Executive Compensation Plan (10)
8	List of subsidiaries (11)
11	Check Point Software Technologies Ltd. Insider Trading Policy (12)
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global
97.1	Check Point Software Technologies Ltd. Clawback Policy (13)
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

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 2.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(3)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(4)	Incorporated by reference to Exhibit 4.2 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(5)	Incorporated by reference to Exhibit 4.3 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(6)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(7)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.
(8)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(9)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.
(10)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on July 27, 2022.
(11)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.
(12)	Incorporated by reference to Exhibit 4.9 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(13)	Incorporated by reference to Exhibit 97.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Nadav Zafrir
Nadav Zafrir
Chief Executive Officer

By:	/s/ Roei Golan
Roei Golan
Chief Financial Officer

Date: March 17, 2025

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Check Point Software Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17, 2025, expressed an unqualified opinion thereon.

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

Auditing management’s analysis of the Company’s uncertain tax positions was especially subjective and complex due to the significant judgments made by management to determine the provisions for tax uncertainties, which are based on interpretations of tax laws. The assumptions underlying the provisions for uncertain tax positions include the potential tax exposure resulting from management’s interpretations and the determination of the cumulative probability that the uncertain tax position will be upheld upon regulatory examination.

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
March 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Check Point Software Technologies Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 17, 2025 expressed an unqualified opinion thereon.

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

/s/ KOST FORER GABBAY & KASIERER
A Member of EY Global

Tel-Aviv, Israel
March 17, 2025

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In millions

	December 31,
	2024	2023

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$506.2	$537.7
Short-term bank deposits	134.0	52.5
Marketable securities	731.7	939.8
Trade receivables, net	728.8	657.7
Prepaid expenses and other assets	92.7	70.0

Total current assets	2,193.4	2,257.7

LONG-TERM ASSETS:
Marketable securities	1,411.9	1,429.7
Property and equipment, net	80.8	80.4
Deferred tax asset, net	74.7	81.8
Intangible assets, net	201.4	194.1
Goodwill	1,695.7	1,554.4
Other assets	96.6	97.4

Total long-term assets	3,561.1	3,437.8

Total assets	$5,754.5	$5,695.5

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT’D)

In millions (except share and per share data)

	December 31,
	2024	2023

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$54.8	$48.3
Employees and payroll accruals	241.5	241.8
Deferred revenues	1,471.3	1,413.8
Accrued expenses and other liabilities	176.6	212.2

Total current liabilities	1,944.2	1,916.1

LONG-TERM LIABILITIES:
Deferred revenues	529.0	493.9
Income tax accrual	459.6	436.1
Other liabilities	32.3	28.4

Total long-term liabilities	1,020.9	958.4

Total liabilities	2,965.1	2,874.5

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2024 and 2023; 261,223,970 shares issued at December 31, 2024 and 2023; 108,368,523 and 112,906,427 shares outstanding at December 31, 2024 and 2023, respectively	0.8	0.8
Additional paid-in capital	3,049.5	2,732.5
Treasury shares at cost, 152,855,447 and 148,317,543 ordinary shares at December 31, 2024 and 2023, respectively	(14,264.4)	(13,041.2)
Accumulated other comprehensive loss	(10.3)	(39.2)
Retained earnings	14,013.8	13,168.1

Total shareholders’ equity	2,789.4	2,821.0

Total liabilities and shareholders’ equity	$5,754.5	$5,695.5

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

In millions (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Revenues:
Products and licenses	$507.9	$497.4	$554.9
Security subscriptions	1,104.2	981.2	858.0
Software updates and maintenance	952.9	936.1	917.0

Total revenues	2,565.0	2,414.7	2,329.9

Operating expenses:
Cost of products and licenses *)	97.8	99.3	145.6
Cost of security subscriptions *)	72.6	57.0	41.4
Cost of software updates and maintenance *)	123.9	112.3	105.5
Amortization of technology	25.0	14.0	11.9

Total cost of revenues	319.3	282.6	304.4

Research and development	394.9	368.9	349.9
Selling and marketing	862.9	747.1	675.2
General and administrative	111.9	117.0	116.1

Total operating expenses	1,689.0	1,515.6	1,445.6

Operating income	876.0	899.1	884.3
Financial income, net	96.1	76.5	44.0

Income before taxes on income	972.1	975.6	928.3
Taxes on income	126.4	135.3	131.4

Net income	$845.7	$840.3	$796.9

Basic earnings per ordinary share	$7.65	$7.19	$6.37
Number of shares used in computing basic earnings per share	110,617,625	116,913,913	125,205,504

Diluted earnings per ordinary share	$7.46	$7.10	$6.31

Number of shares used in computing diluted earnings per share	113,406,896	118,347,749	126,338,989

*)	Not including amortization of technology shown separately.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

 In millions (except share and per share data)

	Year ended December 31,
	2024		2023	2022

Net income	$845.7		$840.3	$796.9

Other comprehensive income (loss)

Change in unrealized gains (losses) on marketable securities:
Unrealized gains (losses) arising during the period, net of tax	27.1		49.1	(93.4)
Gains reclassified into earnings, net of tax	*	)	5.2	* )

	27.1		54.3	(93.4)

Change in unrealized gains (losses) on cash flow hedges:
Unrealized losses arising during the period, net of tax	(2.9)		(12.0)	(25.4)
Gains reclassified into earnings, net of tax	4.7		16.4	21.5

	1.8		4.4	(3.9)

Other comprehensive income (loss), net of tax	28.9		58.7	(97.3)

Comprehensive income	$874.6		$899.0	$699.6

*) Represents an amount lower than $0.1

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

 In millions (except share and per share data)

	Ordinary shares	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Retained earnings	Total shareholders’ equity

Balance as of January 1, 2022	$0.8	$2,276.7	$(10,550.7)	$(0.6)	$11,530.9	$3,257.1

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,094,108 ordinary shares)	-	92.6	48.5	-	-	141.1
Treasury shares at cost (10,324,181 ordinary shares)	-	-	(1,299.9)	-	-	(1,299.9)
Stock-based compensation	-	131.4	-	-	-	131.4
Other comprehensive loss, net of tax	-	-	-	(97.3)	-	(97.3)
Net income	-	-	-	-	796.9	796.9

Balance as of December 31, 2022	$0.8	$2,500.7	$(11,802.1)	$(97.9)	$12,327.8	$2,929.3

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,001,548 ordinary shares)	-	85.2	48.5	-	-	133.7
Treasury shares at cost (9,857,092 ordinary shares)	-	-	(1,287.6)	-	-	(1,287.6)
Stock-based compensation	-	145.3	-	-	-	145.3
Other comprehensive loss, net of tax	-	-	-	58.7	-	58.7
Fair value of awards attributable to pre-acquisition services	-	1.3	-	-	-	1.3
Net income	-	-	-	-	840.3	840.3

Balance as of December 31, 2023	$0.8	$2,732.5	$(13,041.2)	$(39.2)	$13,168.1	$2,821.0

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,123,455 ordinary shares)	-	164.2	76.7	-	-	240.9
Treasury shares at cost (7,661,359 ordinary shares)	-	-	(1,299.9)	-	-	(1,299.9)
Stock-based compensation	-	149.7	-	-	-	149.7
Other comprehensive income, net of tax	-	-	-	28.9	-	28.9
Fair value of awards attributable to pre-acquisition services	-	3.1	-	-	-	3.1
Net income	-	-	-	-	845.7	845.7

Balance as of December 31, 2024	$0.8	$3,049.5	$(14,264.4)	$(10.3)	$14,013.8	$2,789.4

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income	$845.7	$840.3	$796.9
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	24.0	23.1	22.7
Amortization of premium and accretion of discount on marketable securities, net	(6.4)	3.1	18.5
Realized loss on sale of marketable securities, net	-	6.7	-
Amortization of intangible assets	59.6	24.3	13.5
Stock-based compensation	149.7	145.3	131.4
Deferred taxes	(12.1)	(9.5)	(0.5)
Increase in trade receivables, net	(65.9)	(9.9)	(46.1)
Decrease (increase) in prepaid expenses and other assets	(13.0)	(51.1)	0.1
Increase in trade payables	5.4	17.9	19.8
Increase (decrease) in employees and payroll accruals	(2.4)	26.7	26.3
Decrease in income tax accrual and accrued expenses and other liabilities	(12.0)	(0.9)	(54.6)
Increase in deferred revenues	79.5	21.8	170.3
Other	0.3	0.1	0.2

Net cash provided by operating activities	1,052.4	1,037.9	1,098.5

Cash flows from investing activities:

Proceeds from short-term bank deposits	157.0	510.6	538.4
Proceeds from maturity of marketable securities	1,084.4	1,022.9	1,056.6
Proceeds from sale of marketable securities	22.3	491.9	9.1
Investment in marketable securities	(839.2)	(947.3)	(1,063.1)
Investment in short-term bank deposits	(238.5)	(132.0)	(477.0)
Cash paid in conjunction with acquisitions, net of acquired cash	(185.8)	(458.8)	(48.3)
Purchase of property and equipment	(24.2)	(18.6)	(22.1)

Net cash provided by (used in) investing activities	$(24.0)	$468.7	$(6.4)

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

In millions

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$258.6	$133.7	$141.2
Purchase of treasury shares at cost	(1,299.9)	(1,287.6)	(1,299.9)
Payments related to shares withheld for taxes	(18.6)	(11.0)	(9.3)

Net cash used in financing activities	(1,059.9)	(1,164.9)	(1,168.0)

Increase (decrease) in cash and cash equivalents	(31.5)	341.7	(75.9)
Cash and cash equivalents at the beginning of the year	537.7	196.0	271.9

Cash and cash equivalents at the end of the year	$506.2	$537.7	$196.0

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$122.5	$118.7	$113.5

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	3.1	1.3	-
Operating lease liabilities arising from obtaining right of use assets	$12.3	$2.3	$8.0

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

The Company operates in one operating and reportable segment and its revenues are mainly derived from the sales of its network and data security products, including licenses, related software updates, maintenance and security subscriptions. The Company sells its products worldwide primarily through multiple distribution channels (“channel partners”), including distributors, resellers, system integrators, Original Equipment Manufacturers (“OEMs”) and Managed Security Service Providers (“MSSPs”).

b.
In each 2024, 2023 and 2022, approximately 39%, 40% and 40% respectively, of the Company’s revenues were derived from three channel partners. Revenues derived from one channel partner in 2024, 2023 and 2022 were 14%, 14% and 15%, respectively, and revenues derived from the second channel partner in 2024, 2023 and 2022 were 13%, 14%, and 13%, respectively, and revenues derived from the other channel partner in 2024, 2023 and 2022 were 12% of the Company’s revenues in such years. Trade receivable balances from these three channel partners aggregated $331.5 and $301.2 as of December 31, 2024 and 2023 respectively.

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

As of December 31, 2024 and 2023, the allowances for credit losses of trade receivable were insignificant.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Allowances for credit losses and total write offs expenses during 2024, 2023 and 2022 were insignificant.

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

The credit losses recorded for the years ended December 31, 2024, 2023 and 2022 were insignificant.

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

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make minimum lease payments arising from the lease. ROU assets are initially measured at amounts, which represents the discounted present value of the lease payments over the lease, plus any initial direct costs incurred. The lease liability is initially measured at lease commencement date based on the discounted present value of lease payments over the lease term. The implicit rate within the operating leases is generally not determinable, therefore the Company uses its Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate on similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option. The ROU assets are included in long-term other assets in the consolidated balance sheet, while the short-term portion of lease liabilities are included in Accrued expenses and other liabilities, and the long-term portion of lease liabilities are included in long-term other liabilities.

Below is a summary of the Company's ROU assets and operating lease liabilities:

	December 31,
	2024	2023
Operating lease ROU assets	$27.1	$21.5

Operating lease liabilities, current	8.8	8.7
Operating lease liabilities, long-term	21.0	17.4
Total operating lease liabilities	$29.8	$26.1

Rent expenses for the years ended December 31, 2024, 2023 and 2022, were $9.6, $7.7 and $6.3 respectively.

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

During the years 2024, 2023 and 2022, no goodwill impairment losses have been identified.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.
Intangible assets, net:

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives, which range from 1 to 20 years. These intangible assets consist of core technology, customer relationship, trademarks and trade names which are amortized over their estimated useful lives.

m.
Impairment of long-lived assets including intangible assets subject to amortization and ROU assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2024, 2023 and 2022, no impairment losses have been identified.

n.
Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2024 and 2023, the Company has not accrued any significant liability in respect with this exposure.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.
Revenue recognition:

The Company derives its revenues mainly from sales of products and licenses, security subscriptions and software updates and maintenance. The Company’s products are generally integrated with software that is essential to the functionality of the product. The Company sells its products primarily through channel partners including distributors, resellers, OEMs (Original Equipment Manufacturers), system integrators and MSSPs (Managed Security Service Providers), all of whom are considered end-users. The Company’s standard payments terms are net 30 days, however there are cases where the Company extend the payment terms for longer periods. Shipping fees charged to customers are reported as part of revenues.

The Company’s security subscriptions provide customers with access to its suite of security solutions and is sold as a service.

The Company’s software updates and maintenance provide customers with rights to unspecified software product upgrades released during the term of the agreement and include maintenance services to end-user customers, through primarily telephone access to technical support personnel as well as hardware support services. The Company may also provide professional services to its customers.

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

The Company’s arrangements typically contain various combinations of its products and licenses, security subscriptions, software updates and maintenance, and professional services, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price using the prices. Standalone selling prices are typically estimated based on observable transaction when the underlying goods or services are sold on a standalone basis.

Revenues from sales of products and licenses are recognized when control of the promised goods is transferred to the customer, or upon electronic transfer of the Certificate Key to the Customer. Revenues from security subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement since these services generally have a consistent continuous pattern of transfer to a customer during the contract period. Revenues from professional services are recognized based on customer usage, which the Company believes best depicts the transfer of services to the customers.

Deferred revenues represent mainly the unrecognized revenue billed to customers for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,413.8 and $1,363.4 for the years ended December 31, 2024 and December 31, 2023, respectively.

Revenues expected to be recognized from remaining performance obligations were $2,516.1 and $2,249.0 as of December 31, 2024 and December 31, 2023, respectively. Of the balance as of December 31, 2024 the Company expects to recognize approximately $1,604.1 over the next 12 months and the remainder thereafter.

Trade receivables are recorded when the right to consideration becomes unconditional.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $13.6 and $10.2 as of December 31, 2024 and 2023, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets.

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2024 and 2023, the amount of deferred commission was $41.5 and $37.3, respectively, and is included in other short term and other long term assets on the balance sheets. During the years ended on December 31, 2024, 2023 and 2022 the Company recorded amortization expenses in connection with deferred commissions in the amount of $15.3, $10.6 and $10.4, respectively.

The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities.

For information regarding disaggregated revenues, please refer to Note 15 below.

q.
Cost of revenues:

Cost of products and licenses is comprised of cost of software and hardware production, manuals, packaging and shipping.

Cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and costs of customer support related to these services.

Cost of software updates and maintenance is mainly comprised of cost of post-sale customer support and professional services.

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

s.
Employee benefit plan:

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. The Company’s matching contribution to the plan were insignificant for the years ended December 31, 2024, 2023 and 2022.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Advertising costs: Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2024, 2023 and 2022, were $12.5, $7.6 and $4.6 respectively.

v.
Concentrations of credit risk:

Financial instruments that could potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of federal insured limits and are not insured in other jurisdictions. Marketable securities are held mainly by Check Point Ltd., the Company’s Singaporean subsidiary, Canadian subsidiary and the U.S. subsidiary, and are invested in securities denominated in US dollar.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2024 and 2023, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $253.6 and $241.7, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net losses resulting from these forward contracts recognized in financial income, net during 2024, 2023 and 2022 were $(5.6), $(6.2) and $(19.5), respectively. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2024 and 2023 was insignificant.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel, in Euro, and in British Pound. As of December 31, 2024 and 2023, the Company had outstanding forward contracts for payroll and related expenses in the notional amount of $359.4 and $207.5, respectively. These contracts were for a period of up to twelve months.

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

During 2024, 2023 and 2022 losses were reclassified when the related expenses were incurred and recognized in the operating expenses as follow:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$0.3	$1.2	$1.7
Research and development	2.9	13.9	13.3
Selling and marketing	1.4	0.5	6.6
General and administrative	0.7	3.0	2.8

	$5.3	$18.6	$24.4

The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2024 and 2023 was insignificant.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-          SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The total weighted average number of shares related to the outstanding options, RSUs and PSUs excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 90,092, 1,319,235 and 1,817,644 for 2024, 2023 and 2022, respectively.

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

The fair value of options granted and Employee Stock Purchase Plan in 2024, 2023 and 2022 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2024	2023	2022
Employee Stock Options
Expected volatility	25.16%	25.71%	25.56%
Risk-free interest rate	4.13%	4.24%	3.16%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.68	5.45	4.75

Employee Stock Purchase Plan
Expected volatility	19.90%	19.66%	22.16%
Risk-free interest rate	5.09%	5.35%	2.56%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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

The carrying value of trade receivables, prepaid expenses and other assets, trade payables, employees and payroll accruals, and accrued expenses and other liabilities approximate fair value due to the short-term maturities of these instruments.

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
Recently adopted Accounting Pronouncements:

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 16 in the accompanying notes to the consolidated financial statements for further detail.

ae.
Recently Issued Accounting Pronouncements, not yet adopted:

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

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

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

b.
On September 11, 2023, the Company completed the acquisition of all outstanding shares of Atmosec Ltd. (“Atmosec”), a privately-held Israeli-based company, An early-stage start-up, Atmosec specializes in the rapid discovery and disconnection of malicious SaaS applications, preventing risky third party SaaS communications, and rectifying SaaS misconfigurations.

c.
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

The Company allocated the purchase price to tangible and identified intangible assets acquired and liabilities assumed based on the estimates of their fair values, which were determined using generally accepted valuation techniques based on estimates and assumptions made by management.

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

	Weighted Average Useful Life	Amount

Goodwill		$322.8
Core technology	8 Years	99.6
Customer relationship	2 Years	57.0
Net assets acquired		23.7
Total		$503.1

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

d.
On October 17, 2023, the Company completed the acquisition of all outstanding shares of R&M computer consultants, Inc. (“rmsource”), a privately-held US-based company, rmsource is a provider of managed cyber security services, cloud security and cloud migration and IT management.

e.
On September 30, 2024, the Company completed the acquisition of all outstanding shares of Cyberint Ltd. (“Cyberint”), a privately-held Israeli-based company, specializes in threat intelligence, digital risk protection, and attack surface management. The Company acquired Cyberint for total consideration of approximately $188.6. Cyberint cloud security technology platform, especially in the areas of security from external risks, Security operations center (SecOps) and users protection, will enable the Company to expand the threat prevention capabilities of its Infinity platform and enter new markets.

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

Goodwill arising from the Cyberint acquisition is primarily attributed to synergies. Goodwill is not expected to be deductible for income tax purposes.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 3:-          ACQUISITIONS  (Cont.)

	Weighted Average Useful Life	Amount

Goodwill		$133.4
Core technology	7 Years	51.2
Customer relationship	1 Years	15.7
Net assumed liabilities		(11.7)
Total		$188.6

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

From the Cyberint Acquisition Date to December 31, 2024, the Consolidated Statements of Income include immaterial revenue and operating results attributable to Cyberint.

In 2024, Cyberint acquisition-related costs were immaterial and recorded on the Company’s Consolidated Statements of Income. Acquisition-related costs are primarily comprised of direct transaction costs.

Unaudited Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 4:-          CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2024	2023
Cash and cash equivalents:
Cash	$54.5	$79.8
Money market funds	158.1	175.4
Short term deposits	293.6	282.5
Total Cash and cash equivalents	506.2	537.7

Short-term bank deposits:	134.0	52.5
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	518.4	661.2
Debt securities issued by other governments	55.4	60.3
Corporate debt securities	1,569.8	1,648.0
Total Marketable securities	2,143.6	2,369.5
Total Cash and cash equivalents, short-term bank deposits and marketable securities	$2,783.8	$2,959.7

The following table classifies the Company’s marketable securities by contractual maturities:

	December 31, 2024
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
Contractual maturity year:
Within one year	$736.3	$0.3	$(4.9)	$731.7
After one year through five years	1,424.5	2.8	(15.4)	1,411.9

Total	$2,160.8	$3.1	$(20.3)	$2,143.6

	December 31, 2023
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
Contractual maturity year:
Within one year	$956.6	$-	$(16.8)	$939.8
After one year through five years	1,465.4	3.0	(38.7)	1,429.7

Total	$2,422.0	$3.0	$(55.5)	$2,369.5

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 4:-          CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES (Cont.)

From the total of $20.3 and $55.5 unrealized losses as of December 31, 2024 and 2023, $9.7 and $41.9 were in continuous unrealized loss for more than 12 months, respectively. The unrealized losses are mainly driven by the higher interest rate environment and the interest rate hikes by global central banks during 2022-2023, which was due mainly to elevated inflation rates, therefore negatively impacted the fair value of securities in the Company’s portfolio.

As of December 31, 2024 and 2023, interest receivable amounted to $17.7  and $15.5, respectively, and is included within prepaid expenses and other assets in the balance sheets.

NOTE 5:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds, short-term bank deposits, marketable securities and foreign currency derivative contracts at fair value. Money market funds are classified within Level 1. Marketable securities are classified within Level 2 or Level 3. This is because these assets are mostly valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs, or based on unobservable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Level 3 Corporate debt security was structured and issued by a global financial institution and valued based on issuer risk, sovereign credit risk and interest rates. The Financial income related to the instrument during 2024 was insignificant.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31,
	2024				2023
	Fair value measurements using input type				Fair value measurements using input type
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Total
Cash	$54.5	$-	$-	$54.5	$79.8	$-	$79.8
Cash equivalents
Money market funds	158.1	-	-	158.1	175.4	-	175.4
Short term deposits	293.6	-	-	293.6	282.5	-	282.5
Short-term bank deposits	134.0	-	-	134.0	52.5	-	52.5
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	-	518.4	-	518.4	-	661.2	661.2
Debt securities issued by other governments	-	55.4	-	55.4	-	60.3	60.3
Corporate debt securities	-	1,549.6	20.2	1,569.8	-	1,648.0	1,648.0
Foreign currency derivative contracts	-	3.3	-	3.3	-	1.3	1.3

Total financial assets	$640.2	$2,126.7	$20.2	$2,787.1	$590.2	$2,370.8	$2,961.0

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 6:-          PROPERTY AND EQUIPMENT, NET

	December 31,
	2024	2023
Cost:
Computers and peripheral equipment	$108.1	$91.0
Office furniture and equipment	11.8	12.2
Building	78.7	78.7
Leasehold improvements	33.4	32.1
	232.0	214.0
Accumulated depreciation	151.2	133.6

Property and equipment, net	$80.8	$80.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 7:-          GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

	2024	2023
Balance as of January 1	$1,554.4	$1,236.7
Acquisitions	141.3	317.7

Balance as of December 31	$1,695.7	$1,554.4

b.	Intangible assets, net:

	Useful	December 31,
	Life	2024	2023
Original amount:
Core technology	7 - 8	$230.5	$195.0
Trademarks and trade names	15–20	7.5	7.5
Customer relationship	1–4	79.6	63.9

		317.6	266.4

Accumulated amortization:
Core technology		63.1	53.6
Trademarks and trade names		7.1	6.9
Customer relationship		46.0	11.8

		116.2	72.3

Intangible assets, net:
Core technology		167.4	141.4
Trademarks and trade names		0.4	0.6
Customer relationship		33.6	52.1

		$201.4	$194.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 7:-          GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

Intangible assets which were fully amortized as of the prior year, are disposed from the original amount and the accumulated amortization balances.

The estimated future amortization expense of Intangible assets as of December 31, 2024 is as follows:

2025	$63.9
2026	29.1
2027	26.0
2028	24.8
2029	23.4
Thereafter	34.2

$201.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 8:-          DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2024	2023

Security subscriptions	$1,064.0	$970.2
Software updates and maintenance	896.7	904.1
Other	39.6	33.4

	$2,000.3	$1,907.7

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. All of the remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years.

NOTE 9:-          ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2024	2023

Accrued products and licenses costs	$66.0	$73.9
Marketing expenses payable	2.3	4.7
Income tax payable	28.6	40.7
Legal accrual	22.5	27.8
Other accrued expenses	57.2	65.1

	$176.6	$212.2

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

b.
Following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to us outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 517 million (approximately $141 million), not including an amount of NIS 459 million (approximately $126 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation). The Company believes it has good arguments against these orders and on November 29, 2023, filed a Notice of Appeal to the District Court of Tel Aviv against these orders. Both parties filed their arguments to the court and a preliminary hearing was held on January 23, 2025 at which the arguments were addressed. The Court requested the parties to negotiate a settlement, and update the court by April 22, 2025 on the outcome.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 89 million (approximately $24 million), not including an amount of NIS 101 million (approximately $28 million) related to expenses that will be deductible in future years, with respect to this year (these amounts include interest and indexation). On December 31, 2023 the Company submitted a tax appeal against the 2020 tax assessment to the ITA. There is no assurance that the ITA will accept the Company’s positions on the matters raised and, if it does not, the ITA may also issue an order with respect to the 2020 tax year.

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

“Special Preferred Technological Enterprise” (with consolidated annual revenue of its group is at least NIS 10 billion), as defined by the Investment Law, is entitled to a reduced tax rate of 6% on its preferred technological income, regardless of the place the company’s technology preferred enterprise is located.

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

In particular, following audits of the Company’s 2016 through 2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued in January 2023 orders for the years 2016 through 2019 challenging our positions on several issues, including matters such as our position to claim a tax credit made for foreign taxes withheld on income payments that was due to us outside of Israel, taxation of interest earned outside of Israel by a wholly-owned Singapore subsidiary which the ITA is seeking to tax in Israel and deductibility of expenses attributed to employee stock options. The ITA orders also contest our positions on various other issues. The ITA therefore demanded the payment of additional taxes in the aggregate amount of NIS 517 million (approximately $141 million), not including an amount of NIS 459 million (approximately $126 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation). The Company believes it has good arguments against these orders and on November 29, 2023, filed a Notice of Appeal to the District Court of Tel Aviv against these orders. Both parties filed their arguments to the court and a preliminary hearing was held on January 23, 2025 at which the arguments were addressed. The Court requested the parties to negotiate a settlement, and update the court by April 22, 2025 on the outcome.

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

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $591.2 and unrecognized deferred tax liability related to such earning amounted to $95.9 as of December 31, 2024.

c.
Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2024 and 2023, the Company’s deferred taxes were in respect of the following:

	December 31,
	2024	2023

Carry forward tax losses	$38.2	$36.2
Employee stock based compensation	29.7	30.3
Deferred revenues	3.1	3.0
Tax credits	37.9	32.5
Unrealized loss on marketable securities, net	3.5	11.8
Accrued employee costs	15.7	13.2
Other	19.2	17.3

Deferred tax assets before valuation allowance	147.3	144.3
Valuation allowance – mainly in respect to carryforward losses	(5.5)	(16.7)

Deferred tax asset	141.8	127.6

Intangible assets	(29.6)	(13.4)
Deferred commission	(10.4)	(9.3)
Other	(8.8)	(6.1)

Deferred tax liability	(48.8)	(28.8)

Deferred tax asset, net *)	$93.0	$98.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 11:-          TAXES ON INCOME (Cont.)

*) As of December 31, 2024 and 2023 unrecognized tax benefit in the amounts of $18.3 and $17.0 was presented net from deferred tax asset.

Through December 31, 2024, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $30.5 expiring gradually beginning 2025 that can be carried forward and offset against taxable income and subject to limitation on their utilization. Through December 31, 2024, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $29.2, expiring gradually beginning 2025 and subject to limitation on their utilization.

Through December 31, 2024, the U.S. subsidiaries had federal and states research and development tax credits of approximately $27.7, which expire between fiscal years 2024 and fiscal 2042 and are subject to limitations on their utilization.

d.	Income before taxes on income is comprised as follows:
	Year ended December 31,
	2024	2023	2022

Domestic	$854.9	$901.6	$897.4
Foreign	117.2	74.0	30.9

	$972.1	$975.6	$928.3

e.	Taxes on income are comprised of the following:
	Year ended December 31,
	2024	2023	2022

Domestic taxes:
Current	$120.5	$140.6	$117.7
Deferred	(5.9)	(23.0)	(1.3)

	114.6	117.6	116.4

Foreign taxes:
Current	16.4	13.1	12.7
Deferred	(4.6)	4.6	2.3

	11.8	17.7	15.0

Taxes on income	$126.4	$135.3	$131.4

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 11:-          TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2024		2023

Beginning balance		$453.0		$436.3
Decrease related to tax positions taken during prior years		(65.5)		(35.2)
Increase related to tax positions taken during prior years		36.4		-
Increase related to tax positions taken during the current year		53.9		51.9

Ending balance	$	*)477.8	$	*)453.0

*) As of December 31, 2024 and 2023 unrecognized tax benefit in the amounts of $18.3 and $17.0 was presented net from deferred tax asset.

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

During the years ended December 31, 2024, 2023 and 2022, the Company recorded $2.4, $12.6 and $15.9, respectively for interest expense (income) related to uncertain tax positions. As of December 31, 2024 and 2023, the Company had accrued interest liability related to uncertain tax positions in the amounts of $75.0 and $72.6, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2024, 2023 and 2022.

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

Reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory rate in Israel and the actual income tax as reported in the statements of income is as follows:

	Year ended December 31,
	2024	2023	2022

Income before taxes as reported in the statements of income	$972.1	$975.6	$928.3

Statutory tax rate in Israel	23%	23%	23%

Decrease in taxes resulting from:
Effect of “Technological preferred or Preferred Enterprise” status *)	(11)%	(8)%	(13)%
Others, net	1%	(1)%	4%

Effective tax rate	13%	14%	14%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.58	$0.66	$0.95

*) Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.56	$0.65	$0.94

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-          SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Share repurchase:

On July 11, 2024 the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2,000. Under the share repurchase program, as extended, the Company is authorized to continue to repurchase up to $325 each quarter.

As of December 31, 2024, the Company repurchased ordinary shares for an aggregate amount of $15,672.6 During 2024, 2023 and 2022 the Company repurchased 7,661,359, 9,857,092, and 10,324,181 shares for an aggregate amount of $1,299.9, $1,287.6 and $1,299.9, respectively.

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

As of December 31, 2024, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

Stock Options outstanding	5,712,254
RSU outstanding	2,120,275
PSU outstanding	384,498
Ordinary shares available for issuance under the Equity Incentive Plans	3,441,528

Total Reserved and Authorized Shares as of December 31, 2024	11,658,555

As of December 31, 2024 the aggregate number of shares, stock options, RSU and PSU outstanding is 116,585,550.

A summary of the Company’s stock option activity and related information is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted Average Remaining Contractual Life (Years)
	2024

Outstanding at beginning of year	7,233,044	$117.50	$255.25	2.82
Granted	353,892	$176.29
Exercised	(1,868,540)	$113.59
Forfeited	(6,142)	$119.36

Outstanding at December 31, 2024	5,712,254	$122.42	$367.18	2.72

Exercisable at December 31, 2024	4,586,592	$117.46	$317.57	2.02

The weighted average fair values at grant date of options granted for the years ended December 31, 2024, 2023 and 2022 with an exercise price equal to the market value at the date of grant were $51.7, $43.0 and $34.6 per share, respectively.

The total intrinsic value of options exercised during the years 2024, 2023 and 2022 was $81.0, $20.0 and $32.9, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-          SHAREHOLDERS’ EQUITY (Cont.)

The aggregate intrinsic value of the outstanding stock options as of December 31, 2024 and 2023, represents the intrinsic value of 5,712,254 and 7,233,044 outstanding options that are in-the-money as of such dates. As of December 31, 2024 all outstanding options are in-the-money.

A summary of the Company’s RSUs and PSUs activity is as follows:

	Year ended December 31, 2024			Weighted-Average Grant Date Fair Value Per Share
	RSUs	PSUs	Total	RSUs	PSUs

Unvested at beginning of year	2,459,201	308,768	2,767,969	$121.8	$128.0
Granted	868,601	135,659	1,004,260	$159.7	$169.5
Vested	(978,604)	(9,415)	(988,019)	$160.2	$168.7
Forfeited	(228,923)	(50,514)	(279,437)	$130.1	$129.2

	2,120,275	384,498	2,504,773	$138.1	$144.3

The weighted average fair values at grant date of RSUs and PSUs granted for the years ended December 31, 2024, 2023 and 2022 were $161.0, $125.6 and $126.3 per share, respectively.

The total fair value of shares vested during the years 2024, 2023 and 2022 was $158.4, $96.1 and $89.4, respectively.

As of December 31, 2024, the Company had approximately $292.98 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.87 years.

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. Following these amendments, starting with the purchase period on February 1, 2017, a total of 568,478 ordinary shares were designated for issuance under the US ESPP. On June 19, 2019, the allocation for the US ESPP was increased to 750,000 shares. As well, following amendments of 2015 year, for employees outside the United States, 1,096,795 ordinary shares were authorized for issuance under the Non-US ESPP. On January 16, 2024, the Non-US ESPP was increased by 700,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 1,796,795 ordinary shares

As of December 31, 2024, 3,038,184 ordinary shares had been issued under the amended ESPP plan.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-         SHAREHOLDERS’ EQUITY (Cont.)

During 2024, 2023 and 2022, employees purchased 381,859, 405,458 and 372,242 ordinary shares at average prices of $124.8, $105.8 and $103.5 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2024, 2023 and 2022, the Company recognized $13.7, $11.4 and $9.9, respectively, of compensation expense in connection with the ESPP.

e.	Stock-Based Compensation:

Stock-based compensation expense related to stock options, RSUs, PSUs and ESPP is included in the consolidated statements of income as follows:

	Year ended December 31,
	2024	2023	2022

Cost of revenues	$8.6	$7.7	$5.4
Research and development	53.1	48.7	42.0
Selling and marketing	58.2	56.3	43.2
General and administrative	29.8	32.6	40.8

	$149.7	$145.3	$131.4

NOTE 13:-         EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2024	2023	2022

Net income	$845.7	$840.3	$796.9

Weighted average ordinary shares outstanding	110,617,625	116,913,913	125,205,504

Dilutive effect:
Employee stock options, RSUs and PSUs	2,789,271	1,433,836	1,133,485

Diluted weighted average ordinary shares outstanding	113,406,896	118,347,749	126,338,989

Basic earnings per ordinary share	$7.65	$7.19	$6.37

Diluted earnings per ordinary share	$7.46	$7.10	$6.31

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 14:-         ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Total

Beginning balance	$(40.3)	$1.1	$(39.2)
Other comprehensive income (loss) before reclassifications	27.1	(2.9)	24.2
Amounts reclassified from accumulated other comprehensive income	-	4.7	4.7
Net current period other comprehensive income	27.1	1.8	28.9
Ending balance	$(13.2)	$2.9	$(10.3)

NOTE  15:-         GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following tables presents total revenues and property and equipment, net, by geographic area:

1. Revenues based on the channel partners’ location:

	Year ended December 31,
	2024	2023	2022

Americas, principally the U.S.	$1,070.4	$1,025.7	$991.1
EMEA *)	1,120.5	1,050.4	993.9
Israel	72.9	66.3	55.6
Asia Pacific	301.2	272.3	289.3

	$2,565.0	$2,414.7	$2,329.9

*) Includes Europe, the Middle East (excluding Israel) and Africa

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE  15:-         GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2. Property and equipment, net and ROU assets:

	December 31,
	2024	2023

Israel	$78.4	$78.4
U.S.	9.3	8.9
Rest of the world	20.2	14.6

	$107.9	$101.9

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2024, 2023 and 2022 by product lines:

	Year ended December 31,
	2024	2023	2022

Product and licenses:
Network security Gateways	$470.1	$452.0	$507.8
Other *)	37.8	45.4	47.1

	507.9	497.4	554.9
Security subscriptions	1,104.2	981.2	858.0
Software updates and maintenance	952.9	936.1	917.0

Total revenues	$2,565.0	$2,414.7	$2,329.9

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE  15:-         GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2024	2023	2022

Financial income:
Interest income	$93.6	$92.4	$67.6
Amortization of marketable securities premium and accretion of discount, net	6.4	-	-
	100.0	92.4	67.6
Financial expense:
Amortization of marketable securities premium and accretion of discount, net	-	3.1	18.5
Realized loss on sale of marketable securities, net	-	6.7	-
Foreign currency re-measurement loss	2.1	3.8	3.3
Others	1.8	2.3	1.8

	3.9	15.9	23.6

	$96.1	$76.5	$44.0

NOTE  16:-        SEGMENT

The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income and operating income as shown in the consolidated financial statements to allocate resources and to assess the performance of the segment. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.