Form 20-F
period 2025-12-31
CHECK POINT SOFTWARE TECHNOLOGIES LTD
filed 2026-03-31
CIK 1015922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025. 105,596,035 ordinary shares, nominal value NIS 0.01 per share.

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

Forward-Looking Statements

In addition to historical fact, this Annual Report contains forward-looking statements that are subject to risks and uncertainties, and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our expectations for our business, trends related to our business and the markets in which we operate and into which we sell products;

•	uncertain macro-economic and industry trends (such as inflation and fluctuations in supply chains), which may impact demand and supply of our products;

•	the effects of increased competition in our market, including from artificial intelligence (AI) solutions;

•	our expectations regarding the transition in our company leadership;

•	our ability to timely and effectively scale and adapt our existing technology and infrastructure to meet current and future market demands;

•	the effects on our business of global pandemics;

•	our ability to develop or acquire new and more technologically advanced products, and to successfully commercialize these products, including products incorporating AI;

•	our ability to protect our proprietary technology and intellectual property;

•	our ability to protect our information technology systems, networks and products and services from various security threats;

•	our ability to increase adoption of our products and to maintain or increase our market share;

•	our ability to maintain our growth;

•	future amounts and sources of our revenue;

•	our future costs and expenses;

•	the adequacy of our capital resources;

•	our expectations to provide security for all organizations;

•	our expectations with respect to share repurchases by us and dividend payments by us;

•	the effects on our business of evolving laws and regulations, including government export or import controls and U.S. tax regulations;

•	the effects of the war between Israel, the U.S. and Iran and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen;

•	the impact of the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors;

•
our ability to repay indebtedness, including repurchasing our outstanding convertible notes when required or paying cash upon the conversion of our convertible notes, and our expectations regarding the impact of our outstanding convertible notes on our financial results;

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

•
Our business, results of operations and financial condition are subject to, have been and may continue to be adversely affected by the risks of earthquakes, fire, floods, pandemics and other natural events, as well as manmade problems such as power disruptions or terrorism or war, such as the war between Israel, the U.S. and Iran and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen.

•	Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business.

•	If our products fail to protect against attacks and our customers experience security breaches, our reputation and business could be harmed.

•	Product defects may increase our costs and impair the market acceptance of our products and technology.

•	We are subject to risks relating to acquisitions.

•	We are dependent on a limited number of product families.

•	Competition for highly skilled personnel is intense.

•	Issues in the development and deployment of AI may results in reputational harm and legal liability and could adversely affect our results of operations.

Risks Related to Our Dependence on Third-Parties

•	We are dependent on a small number of distributors.

•	We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products.

•	We incorporate third-party technology in our products, which may make us dependent on the providers of these technologies and expose us to potential intellectual property claims.

•
Failures of the third party technology, third-party servers, cloud service providers, such as Amazon Web Services (“AWS”), and other third-party hardware, software and infrastructure on which we rely could adversely affect our business.

Risks Related to Tax, Legal and Regulatory Matters

•	We are the defendants in various lawsuits and have been subject to tax disputes and governmental proceedings, which could adversely affect our business, results of operations and financial condition.

•	Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate.

•	Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

•	We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

•	Changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future.

Risks Related to Our Intellectual Property

•	We may not be able to successfully protect our intellectual property rights, which could cause substantial harm to our business.

•	We incorporate open source technology in our products which may expose us to liability and have a material impact on our product development and sales.

•
If a third-party asserts that we are infringing its intellectual property, whether successful or not, it could subject us to costly and time-consuming litigation or expensive licenses, which could harm our business.

•	Due to the global nature of our business, we must comply with various anti-bribery regimes and any failure to do so could adversely affect our business.

Other General Risks and Risks Related to Capitalization and Ownership of Our Ordinary Shares

•
We are exposed to various legal, business, political, economic, health-related and other risks associated with our international operations; these risks could increase our costs, reduce future growth opportunities and affect our results of operations.

•
Our actual or perceived failure to adequately protect personal data or customer data, or otherwise comply with data privacy and protection laws and regulations or other technology related regulations, could subject us to sanctions and damages and could harm our reputation and business.

•
Issues relating to our use of artificial intelligence and machine learning technologies, combined with an uncertain legal and regulatory environment, could materially and adversely affect our business, financial condition and results of operations.

•
Repaying and servicing our existing and future debt, including our outstanding convertible notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness.

•	Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders and create downward pressure on the price of our ordinary shares.

•	Our ability to pay cash upon conversion or repurchase of our outstanding Convertible Notes may be limited.

•	Our capped call transactions may affect the value of our ordinary shares.

•	We are subject to counterparty risk with respect to the capped call transactions.

•	Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

•	A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree.

•	Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates.

•	Currency fluctuations may affect the results of our operations or financial condition.

•	Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats and cyber security incidents.

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

•	Our operations may be disrupted by the obligations of our personnel to perform military service.

•	We are subject to risks in connection with the development of our new campus in Tel Aviv, Israel

•	The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes.

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

•
economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations, inflation, global pandemics , global supply chain disruptions and conditions resulting from geopolitical uncertainty and instability or war, including the war between Israel, the U.S. and Iran and its effects on the delivery of goods through the Strait of Hormuz, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen, and the Russia-Ukraine armed conflict and the tension between China and Taiwan.

In the last few years, global and regional economies around the world and financial markets have remained volatile largely as a result of economic and political uncertainty, the war and hostilities between Israel, the U.S. and Iran, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen, rising interest rates, inflation, terrorist groups in Yemen, which limited the movement of marine shipments to Israel through the Red Sea, the war in Ukraine, terrorism, governmental instability and other factors. During this period, many organizations have limited their expenditures and a significant portion of such organizations have remained reluctant to increase their expenditures. If these challenging macroeconomic conditions continue or worsen, our customers may reduce or postpone their technology spending, which could result in significant reductions in sales of our products, longer sales cycles, slower adoption of new technologies or increased price competition.

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

We may not be able to successfully compete, which could adversely affect our business and results of operations

The market for information and network security solutions is intensely competitive and we expect that competition will continue to increase in the future. Our competitors include Cisco Systems, Inc., Fortinet Inc., Palo Alto Networks, Inc. and SonicWall Inc. and other companies in the network security space. We also compete with several other companies, including Zscaler, Inc., Trellix, Trend Micro Inc., NortonLifeLock Inc., Lookout, Inc., Zimperium, Inc, CrowdStrike Holdings, Inc., SentinelOne, Inc., Sophos Group plc, Proofpoint, Inc., Broadcom, Inc., Mimecast Limited, Microsoft Corp., Netskope, Inc. and Abnormal Security Corp., with respect to specific products that we offer.

In addition, there are hundreds of small and large companies that offer security products and services that we may compete with from time to time.

 Some of our current and potential competitors have various advantages over us, including longer operating histories; access to larger customer bases; significantly greater financial, technical and marketing resources; a broader portfolio of products, applications and services including AI and machine learning; and larger patent and intellectual property portfolios. As a result, they may be able to adapt better than we can to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products. Furthermore, some of our competitors with more diversified product portfolios and larger customer bases may be better able to withstand a reduction in spending on information and network security solutions, as well as a general slowdown or recession in economic conditions in the markets in which they operate. In addition, some of our competitors have greater financial resources than we do, and they have offered, and in the future may offer, their products at lower prices than we do, or may bundle security products with their other offerings, which may cause us to lose sales or to reduce our prices in response to competition. With the introduction of new products and services and new market entrants, we expect competition to intensify in the future. Industry developments and evolving technology, such as AI, may also impact our competitive landscape and the factors required to compete effectively in current or prospective markets. For example, companies offering generative AI services with cybersecurity capabilities, including large language models represent an additional source of competition because they may currently or in the future serve as alternative cybersecurity systems. If we are not able to continue to compete with companies offering AI systems with cybersecurity features our business, results of operations and financial condition could be adversely affected.

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

Further, vendors of operating system software, networking hardware or central processing units  (“CPUs”), may enhance their products to include functionality that is currently provided by our products. The widespread inclusion of similar functionality to that which is offered by our solutions, as standard features of operating system software and networking hardware could significantly reduce the demand for our products, particularly if the quality of such functionality were comparable to that of our products. Furthermore, even if the network or application security functionality provided as standard features by operating systems software and networking hardware is more limited than that of our solutions, a significant number of customers may elect to accept more limited functionality in lieu of purchasing additional products.

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

Our business, results of operations and financial condition are subject to, have been and may continue to be adversely affected by the risks of earthquakes, fire, floods, pandemics and other natural events, as well as manmade problems such as power disruptions or terrorism or war, such as the war between Israel, the U.S. and Iran, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen

We operate our business primarily from Israel, and operate and sell our products worldwide. Our headquarters in the United States, as well as certain of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. We also have significant operations in other regions that have experienced natural disasters. A significant natural disaster occurring at our facilities in Israel, in the United States or elsewhere, or where our channel partners are located, could have a material adverse impact on our business, results of operations and financial condition. In addition, acts of terrorism or war (including the war between Israel, the U.S. and Iran, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen, and the significant military action against Ukraine launched by Russia and any related political or economic responses and counter-responses or otherwise by various global actors or general effect on the global economy) have caused disruptions and could in the future cause disruptions to our or our customers’ businesses or the economy as a whole.  Further, we rely on information technology systems to communicate among our workforce located worldwide. Any disruption to our internal communications, whether caused by a natural disaster, pandemics or by manmade problems, such as power disruptions or terrorism or war, could delay our research and development efforts. To the extent any of the foregoing causes disruptions or result in delays or cancellations of customer orders, our research and development efforts or the deployment of our products, our business and results of operations would be materially and adversely affected.

In addition, following the Russia-Ukraine armed conflict, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate, which affect our exports or sales into Russia and Belarus and create difficulties in business planning and forecasting due to the uncertainty of the impact of the war on aspects of our business, such as on our distributors, resellers and end-customers.  As discussed elsewhere in these risk factors, additional worldwide trade protectionism may increase as a result of the trade policies of the U.S. administration and/or as a result of the global response to such policies. Our efforts to comply with any such measures may be costly and time consuming. We take precautions to ensure that we and our partners comply with all relevant sanctions-related regulations, any alleged or actual failure by us or our partners to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties. The sanctions and other macroeconomic effects of the war or global trade protectionism may also result in the devaluation of the local currency and other inflationary effects.

Prolonged economic uncertainties or downturns, globally or in certain regions or industries, could materially adversely affect our business

Our business depends on our current and prospective customers’ ability and willingness to invest money in our products and security, which in turn is dependent upon their overall economic health and the strength of the broader macroeconomic environment. The negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations (including rising interest rates), exchange rate fluctuations, or inflation, and the potential for regional or global recessions could cause a decrease in corporate spending on cyber security software. Other matters that influence customer confidence and spending, such as, political unrest, public health crises, terrorist attacks, armed conflicts (such as the war between Israel, the U.S. and Iran, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen, and the ongoing conflict between Russia and Ukraine), rising energy costs, and natural disasters, could also negatively affect our customers’ spending on our products and services. The activities of certain terrorist groups in Yemen, have previously limited the movement of marine shipments to Israel through the Red Sea, and the armed conflict involving Russia and Ukraine has resulted in sanctions which restrict the selling of goods, services, or technology in affected regions. The instability in these regions could further exacerbate the macroeconomic impacts on a global scale.

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

We are subject to risks relating to acquisitions

We have made acquisitions in the past, including the acquisitions of Cyclops Security Ltd. and Cyata Security Ltd. in February of 2026, the talent of Rotate Ltd. in February of 2026, Lakera AI AG and Veriti Security Ltd. in October and June of 2025, respectively. Cyberint Technologies Ltd. in 2024, Perimeter 81 Ltd., Atmosec Ltd. and rmsource, Inc. in 2023, Spectral Cyber Technologies Ltd in 2022 and Avanan, Inc. in 2021, and we may make additional acquisitions in the future. The pursuit of acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

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

Competition for highly skilled personnel is intense

We compete in a market marked by rapidly changing technologies and an evolving competitive landscape. In order for us to successfully compete and grow, we must attract, recruit, retain and develop personnel, at an appropriate cost, with requisite qualifications to provide expertise across the entire spectrum of our intellectual capital and business needs. In recent years, the industry has experienced record growth and activity and as a result, the high-tech industry in Israel has experienced significant levels of employee attrition and is currently facing a shortage of skilled human capital including in the areas of AI and machine learning. Similar competition for highly skilled personnel exists in the U.S. and in other markets in which we operate. Failure to retain or attract qualified personnel, at an appropriate cost, could have a material adverse effect on our business, financial condition and results of operations.

Issues in the development and deployment of AI may result in reputational harm and legal liability and could adversely affect our results of operations

We have incorporated, and are continuing to develop and deploy, AI into many of our products and solutions, including services that support our products and solutions. We are also incorporating AI into the operations of our business. AI presents challenges and risks that could affect our products and solutions, and the operations of our business. For example, AI algorithms may have flaws, and datasets used to train models may be insufficient or contain biased information. The AI that is being incorporated into our products, solutions, and business operation tools may not be successful or beneficial, and instead may cause technical, legal or ethical problems or result in increased costs. The investments that we are making across our business in AI reflect our ongoing efforts to innovate and provide products and services that are useful to our customers, as well as provide efficiencies in our business. Such investments ultimately may not be commercially viable or may not result in an adequate return of capital and we may incur unanticipated liabilities. These efforts could subject us to regulatory risk, legal liability, including under legislation regulating AI in jurisdictions such as the E.U. and laws and regulations being considered in other jurisdictions, or brand or reputational harm.

The rapid evolution of AI, including potential government regulation of AI, requires us to invest significant resources to develop, test, and maintain AI in our products and services in a manner that meets evolving requirements and expectations. The rules and regulations adopted by policymakers over time may require us to make changes to our business practices. Developing, testing, and deploying AI systems may also increase the cost profile of our offerings due to the nature of the computing costs involved in such systems.

The intellectual property ownership and license rights surrounding AI technologies, as well as data protection laws related to the use and development of AI, are currently not fully addressed by courts or regulators. The use or adoption of AI technologies in our products may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory, and compliance framework for AI technologies may also impact our ability to protect our own data and intellectual property against infringing use.

Risks Related to Our Dependence on Third-Parties

We are dependent on a small number of distributors

We derive our sales primarily through indirect channels. During 2025, 2024 and 2023, we derived approximately 57%, 56% and 56%, respectively, of our sales from our ten largest distributors. In each of 2025, 2024 and 2023, our three largest distributors accounted for approximately 39%, 39% and 40%, respectively, of our sales. We expect that a small number of distributors will continue to generate a significant portion of our sales. Furthermore, there has been an industry trend toward consolidation among distributors, and we expect this trend to continue in the near future which could further increase our reliance on a small number of distributors for a significant portion of our sales. If these distributors reduce the amount of their purchases from us for any reason, including because they choose to focus their efforts on the sales of the products of our competitors, our business, results of operations and financial condition could be materially adversely affected.

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

We purchase several key components and finished products from limited sources, and we are increasingly dependent on contract manufacturers for our hardware products

Many components, subassemblies, and modules necessary for the manufacture or integration of our hardware products are obtained from a limited group of suppliers. The majority of our hardware is manufactured in Taiwan. Any increase in the tension between China and Taiwan, could adversely affect our manufacturing operations in Taiwan. Although we do not manufacture in China, some of our component parts are sourced from China. Our reliance on sole or limited suppliers, particularly foreign suppliers, and our reliance on subcontractors involves several risks, including a potential inability to obtain an adequate supply of required components, subassemblies, or modules and limited control over pricing, quality, and timely delivery of components, subassemblies or modules. Such risks could become exacerbated to the extent such suppliers and subcontractors are materially disrupted by quarantines, factory slowdowns or shutdowns and border closings, as well as travel restrictions. For example, global supply chain disruptions associated with geopolitical events, such as the war between the U.S., Israel and Iran and its effects on the delivery of goods through the Strait of Hormuz, and silicon industry impacted the availability of raw products and resulted in prolonged shipping and delivery times. Availability of specific components continues to impact the global supply chain, mainly impacting lead times. Demand is increasing supply requirements and the fast growing technology innovation can impact the availability and manufacturers’ capacity. For example, there is currently a worldwide shortage of semiconductor, memory and other electronic components driven by the proliferation of AI infrastructure and the high energy demands of such production. Our products are dependent upon some of these components and a continued shortage or increased prices drive by global semiconductor shortages may negatively impact our business by increasing lead times and prices from our suppliers, which could adversely affect our results of operations. Any material supply chain disruption could negatively impact our business, financial condition and results of operations. Although we have been successful in the past, replacing suppliers may be difficult and it is possible it could result in an inability or delay in producing designated hardware products. Managing our supplier and contractor relationships is particularly difficult during time periods in which we introduce new products and during time periods in which demand for our products is increasing, especially if demand increases more quickly than we expect. We also have extended support contracts with these suppliers and have been dependent on their ability to perform over a period of years.

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

Failures of the third-party technology, third-party servers, cloud service providers, such as AWS, and other third-party hardware, software and infrastructure on which we rely could adversely affect our business

We rely on third-party technology, third-party servers, cloud service providers, such as AWS, and other third-party hardware, software and infrastructure to support our operations. The owners and operators of the data centers and cloud services with which we are engaged, and the other third parties on which we rely, do not guarantee uninterrupted or error-free technology, products or services. Problems faced by our third-party providers, including technological or business-related disruptions, could adversely impact our business and results of operations, including by adversely impacting our products and services.

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

In January 2023, the Israeli Tax Authority (the “ITA”) issued orders for the years 2016 through 2019 challenging our positions on several issues and,  demanded the payment of additional taxes in the aggregate amount of NIS 536 million (approximately $158 million), not including an amount of NIS 476 million (approximately $140 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation up to the tax settlement’s payment date, i.e. 31 July 2025). On November 29, 2023, the Company filed an appeal to the District Court of Tel Aviv against these orders.

In addition, the ITA has issued a tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 94 million (approximately $28 million), not including an amount of NIS 106 million (approximately $31 million) related to expenses that will be deductible in future years, with respect to the 2020 tax year (these amounts include interest and indexation up to the tax settlement’s payment date, i.e. 31 July 2025). On December 31, 2023 we submitted a tax appeal against the 2020 tax assessment to the ITA.

On July 15, 2025, the Company and the ITA entered into a settlement agreement under which the Company agreed to pay total additional taxes of NIS 223.2 million (approximately $66 million) in respect of the 2016–2020 tax years, which was ratified by the District Court of Tel Aviv on July 16, 2025.  The Company settled the tax demand payment to the ITA on July 31, 2025. The settlement fully and finally resolves all tax matters between the Company and the ITA relating to the 2016-2020 tax years.

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

Uncertainties in the interpretation and application of worldwide tax reforms, complex tax laws and regulations could materially affect our tax obligations and effective tax rate

On July 4, 2025, the One, Big, Beautiful Bill Act  was enacted, which, among other changes to U.S. federal income tax law, permanently suspends the requirement to capitalize and amortize domestic research and development expenditures and permits such deductions on a current basis, and reinstates 100% bonus depreciation for certain qualified property. The Bill also allows to some extent an accelerated amortization of domestic research and development expenditures that had previously been amortized during the years 2022-2024.

In addition, California recently enacted a temporary suspension on the use of California net operating loss carryforwards under certain conditions in the taxable years beginning in 2024, 2025 and 2026, and other state tax limitations may apply.

The base erosion and profit shifting (“BEPS”) project undertaken by the Organisation for Economic Co-operation and Development (“OECD”) may have adverse consequences to our tax liabilities. The first pillar of BEPS’s project is focused on the allocation of taxing rights between countries for in-scope large multinational enterprises that sell goods and services into countries with minor or no local physical presence. We do not expect to be within the scope of Pillar One.

In December 2022, the Council of the European Union (“EU”) unanimously adopted the Directive on BEPS’s Pillar Two ensuring a global minimum tax rate of 15% for certain companies with an annual global turnover of at least €750 million, in the Union (the Directive). The OECD has also issued the Safe Harbours and Penalty Relief : Global Ani-Base Erosion Rules (“Pillar Two Rules”) and related guidance. EU Member States and other non-EU countries enacted legislation to integrate the provisions of the Directive and Pillar Two rules into their national laws by December 31, 2023 and the majority of those countries generally apply these provisions for fiscal years starting on or after December 31, 2023.

On December 2025, the Israeli Knesset approved the Minimum Corporate Tax Law (Multinational Group), 2025 (the “Law”) which adopts BEPS’s Pillar Two Rules. The Law introduces a qualified domestic minimum top-up tax, pursuant to which multinational enterprise groups with  annual global turnover of at least  €750 million are subject to a minimum corporate tax rate of 15% on the Israeli Constituent Entity as defined under the OECD’s Pillar Two Rules.  The Law enters into force with effective date of January 1, 2026.

In parallel, as part of the Israeli Economic Program Law for the 2026 budget year, legislation to incentivize research and development activities (the “R&D Incentive Legislation”) was enacted on March 30, 2026 and entered into force as of January 1, 2026.

The R&D Incentive Legislation introduces a tax credit, at varying rates based on specified thresholds, for qualifying research and development expenditures incurred in Israel by eligible Israeli companies that are part of multinational enterprise groups, subject to meeting defined eligibility criteria. The tax credit may be utilized to offset Israeli corporate income tax or the Israeli domestic minimum top-up tax.

In addition, the R&D Incentive Legislation, subject to conditions as  prescribed therein, provides that  all or a portion of the unutilized R&D tax credit will be provided to eligible companies in the form of a cash grant upon the lapse of a period stipulated by the R&D Incentive Legislation, rather than being utilized solely as a tax credit. This mechanism is intended, among other things, to support the qualification of the incentive under the OECD Pillar Two framework.

The implementation of the Israeli Pillar Two Law is expected to increase our reported tax expenses beginning in 2026. Based on the current Proposed R&D Incentive Legislation and its associated tax credit, and assuming enactment effective January 1, 2026, income tax expense is expected to increase, while the net cash impact is not expected to be material. However, the ultimate impact will depend on the final form of the proposed R&D Incentive Legislation, if and when enacted and the amount of tax credits approved thereunder.

We are currently monitoring the local minimum corporate tax legislations in the relevant jurisdictions and awaiting further  guidance on the Israeli Proposed R&D Incentive Legislation and its effective date.

Indirect taxes, including digital service tax (“DST”) measures as unilaterally adopted by certain jurisdiction, could also adversely affect our tax obligations. These measures generally aim at securing taxation rights of the jurisdiction for the revenues/profits generated by the transnational e-commerce activities with customers who are resident in this specific jurisdiction. Current or future attempts to impose sales, income, or other taxes on e-commerce would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling products over the internet and could lead to significant increases in internal costs necessary to capture data and collect and remit taxes.

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

Changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future

The U.S. government and the current administration have made public statements and taken certain actions indicating significant changes in U.S. trade policy, including imposing new or increased tariffs on certain goods imported into the United States from Canada, Mexico and China. In response, a number of other countries have announced an intention to impose additional duties on imports from the United States. To date, our business has not been affected by such actions. However, changes in government trade policies and international trade disputes that result in tariffs and other protectionist measures could adversely affect our business in the future.

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

•
varying economic and political instability or war, including the war  between Israel, the U.S. and Iran and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen and the significant military action against Ukraine launched by Russia;

•
potential tariffs, sanctions, fines or other trade restrictions, including any political or economic responses and counter-responses or otherwise by various global actors to the significant military action against Ukraine launched by Russia, as well as the possibility of further international trade disputes that result in tariffs and other protectionist measures;

•	imposition of or increases in tariffs or other payments on our revenues in these markets;

•	greater difficulty in protecting intellectual property;

•	difficulties in managing our overseas subsidiaries and our international operations;

•	economic, social, or political conditions, including conditions resulting from a decline in the macroeconomic environment, rising interest rates, exchange rate fluctuations and inflation;

•	political instability and civil unrest which could discourage investment and complicate our dealings with governments;

•	widespread health emergencies or pandemic;

•	difficulties in complying with a variety of foreign laws and legal standards and changes in regulatory requirements;

•	expropriation and confiscation of assets and facilities;

•	difficulties in collecting receivables from foreign entities or delayed revenue recognition;

•	recruiting and retaining talented and capable employees;

•	differing labor standards;

•	increased tax rates;

•	potentially adverse tax consequences, including taxation of a portion of our revenues at higher rates than the tax rate that applies to us in Israel;

•	fluctuations in currency exchange rates and the impact of such fluctuations on our results of operations and financial position; and

•	the introduction of exchange controls and other restrictions by foreign governments.

These difficulties could cause our revenues to decline, increase our costs or both. This is also specifically tied to currency exchange rates which have an impact on our financial statements based on currency rate fluctuations.

Our actual or perceived failure to adequately protect personal data or customer data, or to otherwise comply with data privacy and protection laws and regulations or other technology related regulations, could subject us to sanctions and damages and could harm our reputation and business

A variety of state, national, foreign, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data and customer data, and other areas in new and evolving technologies. These laws and regulations, as demonstrated by the examples below, continue to evolve. New or modified laws and regulations relating to these matters are proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. Compliance with these laws and regulations can be costly and can delay or impede the development and offering of new products and services.

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

Additionally, the United States has various privacy laws with privacy laws now having been implemented in 19 US states. In some respects the laws across US states are harmonised but there remain points of difference and fragmented regulations increase the burden of compliance.  In California, the California Consumer Privacy Act (“CCPA”) and California Privacy Rights Act (“CPRA”) provide data privacy rights for consumers and privacy-related operational requirements for companies.  The CCPA and CPRA, and other US state laws are making it easier for certain individuals to opt-out of having their personal data processed and disclosed to third parties through various opt-out mechanisms, which could result in an increase to our operational costs to ensure compliance with such legal and regulatory requirements.

Other jurisdictions have also enacted and strengthened data protection laws, which have increased the cost of complying with them for businesses. For example, Israel has enacted laws and regulations relating to privacy, data protection, and security, including Israeli Privacy Protection Law 5741-1981 and its associated regulations that have brought the Israeli regime closer to the GDPR, in particular with regard to enforcement with the law providing for administrative fines of up to 5% of global turnover. In Latin America, Brazil’s Lei Geral de Proteção de Dados (LGPD), one of the most impactful data protection laws in Latin America, is largely aligned to the GDPR. In China, Personal Information Protection Law of the People’s Republic of China (“PIPL”) applies and has parallels with the GDPR given that is has extra-territorial effect, applying to data processing activities in China and outside of China in certain circumstances. In Australia, the Privacy and Other Legislation Amendment Act 2024 (POLA) modernised Australia’s data privacy legislation and introducing GDPR‑style features, new enforcement powers, and expanded individual rights.

In addition, the increasing use of artificial intelligence and AI-enabled tools in business operations, including by third-party service providers, may increase the risk that personal data is processed, disclosed or retained in ways that are inconsistent with applicable data protection laws or contractual obligations. Regulatory frameworks governing the use of AI and automated data processing are also evolving in multiple jurisdictions (for example in the EU through the EU AI Act), which may further increase our compliance costs and exposure to regulatory scrutiny, penalties and other liabilities, all of which could have a material adverse effect on our business and results of operations.

Stringent privacy, data protection and security requirements in the GDPR, CCPA, and other laws and regulations (e.g., in those regulating AI) could decrease demand for our products and services, increase our costs, and impair our ability to maintain and grow our customer base and increase our revenue, We may face challenges in addressing these requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in an effort to do so. Moreover, because the interpretation and application of many laws, regulations, industry standards, contractual obligations and other actual and asserted obligations to which we are or may become subject relating to privacy, data protection,  security, AI, and other new and evolving areas are uncertain, it is possible that these laws, regulations, industry standards, contractual obligations or other actual or asserted obligations to which we are or may become subject may be interpreted and applied in a manner that is inconsistent with our existing or future data processing practices or features of our products and services. Our actual or alleged failure to comply with applicable laws and regulations, or any other actual or asserted obligations relating to the collection, use, retention, protection, disclosure, transfer, and other processing of personal data and customer data, could result in investigations, enforcement actions and other proceedings, significant penalties imposed or sought by a regulator or data subject, claims, demands, and litigation or other legal action or proceedings against us or our customers or suppliers, which could result in negative publicity, increased operating costs, restrictions upon our practices and damages, financial penalties and other liabilities, all of which could have a material adverse effect on our business and results of operations.

Issues relating to our use of artificial intelligence and machine learning technologies, combined with an uncertain legal and regulatory environment, could materially and adversely affect our business, financial condition and results of operations.

We have incorporated and may continue to incorporate artificial intelligence and machine learning solutions and features into our products or services, and otherwise within our business, and these solutions and features may become more important to our operations, including our product development, product demand, customer support and internal processes, or to our future growth over time. There can be no assurance that we will realize the desired or anticipated benefits from artificial intelligence and machine learning technologies, or at all, and we may fail to properly implement or market our artificial intelligence and machine learning solutions and features. Additionally, our artificial intelligence and machine learning solutions and features may expose us to additional claims, demands, and proceedings by private parties and regulatory authorities and subject us to legal liability as well as brand and reputational harm. For example, if artificial intelligence models used in our products or services are incorrectly designed, the data used to train them is incomplete or inadequate, or we do not have sufficient rights to use data on which such models rely, the performance of our artificial intelligence and machine learning solutions and features, as well as our reputation, could suffer or we could incur liability through the violation of contractual or regulatory obligations. The legal, regulatory, and policy environments around artificial intelligence and machine learning are evolving rapidly. For example, the EU Artificial Intelligence Act (the “AI Act”), which achieved approval by the European Council on February 2, 2024, and the European Parliament on March 13, 2024, imposes obligations on providers and users of artificial intelligence technologies. The AI Act may impact the development and adoption of our artificial intelligence and machine learning solutions in Europe. Additionally, several U.S. states have proposed, and in certain cases have enacted, legislation imposing obligations in connection with the development or use of, or otherwise regulating, artificial intelligence and machine learning technologies. Other countries also are contemplating laws regulating artificial intelligence and machine learning technologies. We may become subject to new legal and other obligations in connection with our use of artificial intelligence and machine learning, which could require us to make significant changes to our policies and practices, necessitating expenditure of significant time, expense, and other resources.

Repaying and servicing our existing and future debt, including our outstanding Convertible Notes may require a significant amount of cash, and we may not have sufficient cash flow from our business to pay our indebtedness.

Our ability to make scheduled payments of the principal of the Convertible Notes depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance any future indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

In addition, our indebtedness, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•	make us more vulnerable to adverse changes in general economic, industry, and competitive conditions and adverse changes in government regulation;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors who have less debt;

•	limit our ability to borrow additional amounts to fund acquisitions, for working capital, and for other general corporate purposes; and

•	make an acquisition of our company less attractive or more difficult.

Any of these factors could harm our business, results of operations, and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to service or repay our indebtedness would increase.

Our Convertible Notes may impact our financial results, result in the dilution of existing shareholders and create downward pressure on the price of our ordinary shares.

In December 2025, we issued and sold $2.0 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2030 (the “Convertible Notes”), in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, all of which were outstanding as of December 31, 2025.

Our Convertible Notes may affect our earnings per share figures, as accounting procedures may require that we include in our calculation of earnings per share the number of ordinary shares into which the Convertible Notes are convertible. The Convertible Notes may be converted under the conditions specified in  the indenture governing the Convertible Notes (the “Indenture”). Upon conversion, we will satisfy our conversion obligation by paying cash up to the aggregate principal amount of the Convertible Notes being converted and by paying and/or delivering, as the case may be, ordinary shares or cash or a combination of cash and ordinary shares, at our election, in respect of the remainder, if any, of our conversion obligation in excess thereof. If our ordinary shares are issued to holders of the Convertible Notes upon conversion, it will cause dilution to our shareholders’ equity, and the market price of our ordinary shares may decrease due to the additional selling pressure in the market.

We may determine in the future to repurchase all or portions of the outstanding Convertible Notes from time to time in accordance with applicable Securities and Exchange Commission (“SEC”) and other legal requirements and in consideration of market and other conditions. Any repurchases or exchanges of our outstanding Convertible Notes are likely to affect the market price of our ordinary shares. We expect that holders of any Convertible Notes that are repurchased or exchanged may enter into or unwind various derivatives with respect to our ordinary shares and/or purchase or sell our ordinary shares in the market to hedge their exposure in connection with these transactions. In addition, in connection with any repurchases of the Convertible Notes, the counterparties to the Capped Call (as defined below) or their respective affiliates may modify their hedge positions with respect to the Capped Call by entering into or unwinding various derivatives with respect to our ordinary shares and/or purchasing or selling our ordinary shares or other securities of ours in secondary market transactions. This activity could impact the market price of our ordinary shares at that time.

Our ability to pay cash upon conversion or repurchase of the Convertible Notes may be limited.

If the last reported sale price of our ordinary shares on the trading day immediately preceding the business day immediately preceding December 15, 2028 is less than 110% of the conversion price, holders of the Convertible Notes have the right to require us to repurchase for cash all or any portion of their Convertible Notes on December 15, 2028 at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid “special interest” (as defined in the Indenture) to, but excluding, the repurchase date. Additionally, holders of the Convertible Notes have the right, subject to and under the terms of the Indenture to require us to repurchase all or a portion of their Convertible Notes upon the occurrence of a “fundamental change” before the maturity date, at a repurchase price equal to 100% of the principal amount of such Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any.

Our ability to repurchase the Convertible Notes upon any required repurchase event or to pay cash upon maturity or conversion of Convertible Notes may be limited by law, regulatory authority, or agreements governing our future indebtedness or cash liquidity constraints. In addition, we may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the Convertible Notes surrendered or Convertible Notes being converted. Our failure to repurchase the Convertible Notes at a time when the repurchase is required by the Indenture or to pay cash upon maturity or conversion of such Convertible Notes as required by the Indenture would constitute a default under the Indenture. A default under the Indenture or the fundamental change itself within the meaning of the Indenture could also lead to a default under agreements governing our future indebtedness. If the payments of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or to pay cash upon conversion of the Convertible Notes.

Our capped call transactions may affect the value of our ordinary shares.

In connection with the pricing of the Convertible Notes, we entered into privately-negotiated capped call transactions (“Capped Calls”) with certain financial institutions (the “option counterparties”). The Capped Calls are expected generally to reduce the potential dilution to our ordinary shares upon any conversion of the Convertible Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap.

The option counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our ordinary shares and/or purchasing or selling our ordinary shares or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes (and are likely to do so following any conversion of the Convertible Notes, any repurchase of the Convertible Notes by us on any fundamental change repurchase date, any redemption date or any other date on which the Convertible Notes are retired by us, in each case, if we exercise the relevant election under the Capped Calls and in connection with any negotiated unwind or modification of the Capped Calls). This activity could cause or avoid an increase or a decrease in the market price of our ordinary shares.

The potential effect, if any, of these transactions and activities on the trading price of our ordinary shares will depend in part on market conditions. Any of these activities could adversely affect the market price of our ordinary shares.

We are subject to counterparty risk with respect to the capped call transactions.

We are subject to the risk that any of the option counterparties may default under the Capped Calls. Our exposure to the credit risk of the option counterparties under the Capped Calls will not be secured by any collateral. Past global economic conditions, including recent increases in prevailing interest rates, have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under our transactions with them. Our exposure will depend on many factors. Generally, the increase in our exposure will be correlated to the increase in the market price and in the volatility of our ordinary shares. In addition, upon a default by any counterparty to any capped call transactions, we may suffer more dilution than we currently anticipate with respect to our ordinary shares. We can provide no assurances as to the financial stability or viability of the option counterparties.

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

In connection with our Annual Report for fiscal 2025, our management assessed our internal control over financial reporting, and determined that our internal control over financial reporting was effective as of December 31, 2025, and our independent auditors have expressed an unqualified opinion over the effectiveness of our internal control over financial reporting as of December 31, 2025. However, we will undertake management assessments of our internal control over financial reporting in connection with each annual report, and any deficiencies uncovered by these assessments or any inability of our auditors to issue an unqualified report could harm our reputation and the price of our ordinary shares.

A small number of shareholders own a substantial portion of our ordinary shares, and they may make decisions with which you or others may disagree

As of February 28, 2026, our directors and executive officers owned approximately 23.96% of the voting power of our outstanding ordinary shares, or 25.43% of our outstanding ordinary shares if the percentage includes options currently exercisable or exercisable within 60 days of February 28, 2026 and RSUs and PSUs vesting within 60 days of February 28, 2026. The interests of these shareholders may differ from your interests and present a conflict. If these shareholders act together, they could exercise significant influence over our operations and business strategy. For example, although these shareholders hold considerably less than a majority of our outstanding ordinary shares, they may have sufficient voting power to influence matters requiring approval by our shareholders, including the election and removal of directors and the approval or rejection of mergers or other business combination transactions. In addition, this concentration of ownership may delay, prevent or deter a change in control, or deprive a shareholder of a possible premium for its ordinary shares as part of a sale of our company.

Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates

We maintain substantial balances of cash and liquid investments, for purposes of general corporate purposes, which may include acquisitions, share repurchases and other purposes. Our cash, cash equivalents, short-term bank deposits and fixed-income marketable securities valued total of $4,342 million as of December 31, 2025. The performance of the debt capital markets affects the market values of funds that are held in marketable securities. These assets are subject to price fluctuations, changes in interest rates and credit spreads, market liquidity and various other factors, including, without limitation, rating agency upgrades / downgrades that may impair some or all of their value, or unexpected changes in the financial markets’ healthiness worldwide.

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

We generally buy and hold our fixed income securities, while limiting credit risk by setting a maximum concentration limit per issuer as well as setting minimum credit rating requirement. Our fixed income investment portfolio consists primarily of government bonds, securities issued by government agencies and corporate debentures. Although we believe that we generally adhere to conservative investment guidelines, a turmoil in the financial markets may result in impairments of the carrying value of our investment assets. We classify our investments in fixed maturity securities as available-for-sale. Changes in the fair value of investments classified as available-for-sale are not recognized as income during the period, but rather are recognized as a separate component of equity until realized. Realized losses in our investments portfolio may adversely affect our financial position and results. Had we reported the cumulative changes in the fair value of our fixed income securities as part of our income, our reported net income for the year ended December 31, 2025, would have increased by $10 million.

Currency fluctuations may affect the results of our operations or financial condition

Our functional and reporting currency is the U.S. dollar. We generate a majority of our revenues and expenses in U.S. dollars. In 2025, we incurred approximately 42% of our expenses in foreign currencies, primarily Israeli Shekels and Euros. As such, changes in exchange rates may have a material adverse effect on our business, results of operations and financial condition. The exchange rates between the U.S. dollar and certain foreign currencies have fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including payroll related costs, as well as capital and operating expenditures, will continue to be denominated in the currencies referred to above. The results of our operations may be adversely affected in relation to foreign exchange fluctuations. During 2025, we entered into forward contracts to hedge against some of the risk of foreign currency exchange rates fluctuations resulting in changes in future cash flow from payments of payroll and related expenses denominated in Israeli Shekels and Euros. As of December 31, 2025, our total outstanding forward contracts that hedge against these fluctuations in foreign currency exchange rates was $329 million.

In addition, we entered into forward contracts to hedge the impact of fluctuations in exchange rates on assets and liabilities denominated in Israeli Shekels and other currencies. As of December 31, 2025, the total amount of outstanding forward contracts that did not qualify for hedge accounting, was $196 million. We may use derivative financial instruments, such as foreign exchange forward contracts, put and call options, and others, to mitigate the risk of fluctuations changes in foreign exchange rates on assets, cash flows receivables and payables denominated in certain currencies. We may not be able to purchase derivative instruments adequate to fully protect us from foreign currency exchange risks.

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

Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats and cyber security incidents

Our information technology systems, networks, products, and services have in the past and may in the future be subject to various security threats or cyber security incidents, including from computer malware, malicious code injection, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, human error, technical errors, employee theft or misuse and general hacking. For example, we regularly face attempts by others to gain unauthorized access, or to introduce malicious software to our information technology systems, and certain of these attempts have been successful. Additionally, malicious hackers have attempted and in the future likely will attempt to gain unauthorized access to, or sabotage, take control of or otherwise corrupt, our information technology systems, networks, processes, products and services. We are also a target of attempts to gain access to our network or data centers or those of our customers or end users, steal proprietary information related to our business, products, services, employees, and customers, or interrupt our information technology systems or networks or those of our customers or others. We may also be subject to increasing risks in connection with geopolitical events and conflicts, such as the war that began on February 28, 2026 between Israel, the United Stated and Iran resulting in Iran launching thousands of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases and other civilian targets in several countries in the Persian Gulf, and Hezbollah, a terrorist organization based in Lebanon, launching hundreds of missiles and drones Israeli military sites and civilian targets in Northern Israel, the Russia-Ukraine and the war and hostilities between Israel and Hezbollah, Hamas and Yemen, including risks of a security breach or incident, ransomware, destructive malware, and distributed denial-of-service attacks, as well as fraud, spam and fake accounts, cyber attacks or other threats or illegal activity. Additionally, with many of our employees continuing to work remotely, we face an increased risk of attempted security breaches and incidents.

We also have incorporated machine learning and other artificial intelligence technologies into aspects of our products, services, and business, and may continue to incorporate additional artificial technologies into our products and services and otherwise in our business and operations in the future. The use of artificial intelligence technologies may create additional cyber security risks or increase cyber security risks and may result in security breaches or other types of cyber security incidents. Further, artificial intelligence technologies may be used in connection with certain cyber security attacks, resulting in heightened risks of security breaches and incidents.

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

We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could adversely affect our business, and we may not be able to successfully navigate the recent leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans

Our success depends largely upon the continued services of our executive officers and other key employees. There have been changes in the past, and there may be changes in the future, to our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In December 2024, Nadav Zafrir became our new Chief Executive Officer and our founder and former Chief Executive Officer, Gil Shwed, transitioned into the role of Executive Chairman. In addition, in 2025 we announced the appointments of several senior management members.  The loss of one or more of our executive officers or other key employees could adversely affect our business. Changes in our executive management team may also cause disruptions in, and adverse impacts to, our business.  We also may not be able to successfully navigate the recent leadership changes while maintaining key aspects of our culture, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Risks Related to Our Operations in Israel

The ongoing war and other potential political, economic and military instability in Israel, where our principal executive offices and our principal research and development facilities are located, may adversely affect our results of operations

We are incorporated under the laws of the State of Israel, and our principal executive offices and principal research and development facilities are located in Israel. Accordingly, political, economic and military conditions in and surrounding Israel may directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Terrorist attacks and hostilities within Israel; and the war between Israel, the U.S. and Iran, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen, have also heightened these risks.

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

On February 28, 2026, Israel and the United States launched a joint attack against Iran, targeting key officials and military commanders. Iran launched thousands of ballistic missiles and drones against civilian targets in Israel and against U.S. military bases and other civilian targets in several countries in the Persian Gulf , and Hezbollah launched hundreds of missiles and drones from Lebanon against Israeli military sites and civilian targets in Northern Israel.

The intensity and duration of the current war between Israel, the U.S. and Iran, and the ongoing hostilities between Israel and Hezbollah, Hamas and Yemen are difficult to predict, as are such hostilities’ economic implications on our business and operations and on Israel's economy in general. Our principal place of business is located in Tel Aviv, Israel, and there can be no assurance that attacks launched will not reach our facilities, which could result in a significant disruption of our business. Further, these events may be intertwined with wider macroeconomic indications of a deterioration of Israel’s economic standing, that may involve an additional downgrade in Israel's credit rating by rating agencies, which may have an adverse effect on the Company and our ability to effectively conduct our operations.

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

Beginning in 2023, governmental attempts to pursue a reform in Israel’s judicial system have prompted significant political tension in Israel. This controversy has prompted protests in Israel and triggered a considerable political debate. The proposed legislation has not become effective and its scope has not been fully determined. At this stage we cannot assess the potential business impact of these developments and their likely effect on our business, results of operation, and financial condition , but we continue to monitor the evolving government tensions.

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

We are subject to risks in connection with the development of our new campus in Tel Aviv, Israel

In June 2025, our joint bid with Israel Canada (T.R.) Ltd. for the long-term prepaid lease of a land lot in Tel Aviv, Israel was approved as the winning bid. Our portion of the aggregate purchase price payable pursuant to the joint bid was NIS 500 million plus Israeli VAT (total net payment including unrecoverable taxes of approximately $160 million).

We intend to develop the commercial portion of the land lot, a piece of land within walking distance from the Company’s current headquarters in Tel Aviv and connected by a park, to address our expansion plans for the coming years. We expect the construction of the new campus to be completed by 2032.

The successful and timely completion of the new campus project is subject to numerous risks, many of which are beyond our control. These risks include construction delays, cost overruns and permitting and regulatory challenges. Any of these factors could increase the total cost of the project above our current expectations and delay the timing of its completion.

In addition, the design and construction of a large-scale campus is inherently complex and may require us to make assumptions regarding future workforce size, space utilization, hybrid work environment, and operational needs. If these assumptions prove to be inaccurate, we may incur inefficiencies in the use of the campus, including underutilized or excess space. For example, changes in our business, including shifts toward remote or hybrid work arrangements, workforce reductions, or slower-than-expected growth, could result in a significant portion of the campus being unused or not fully utilized upon completion.

The location of our new campus in Tel Aviv, Israel, is also subject to risks associated with the ongoing hostilities in the Middle East, and there can be no assurance that attacks launched will not reach our new campus or delay the construction and buildout of our campus.

 The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes

For the year ended December 31, 2025, our effective tax rate was (12%). Our income tax benefit was primarily related to the settlement with the ITA and the adjustment of Israeli tax expenses due to the application of the lower statutory tax rate. We have benefited or currently benefit from a variety of government programs and tax benefits that generally carry conditions that we must meet in order to be eligible to obtain any benefit.

Our income tax  and the effective tax rate reflected in our financial statements increased beginning 2026  as a result of the recently enacted new corporate minimum tax law of 15% in Israel and other changes in the tax laws of the countries in which we operate or changes in the mix of countries where we generate profit.

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

As a foreign private issuer we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports

As a foreign private issuer, we are exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC under the Exchange Act. We are also exempt from the provisions of Regulation FD, which prohibits issuers from making selective disclosure of material nonpublic information to, among others, broker-dealers and holders of a company’s securities when it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, although pursuant to the Companies Law, we disclose the annual compensation of our five most highly compensated office holders (as defined under the Israeli Companies Law) on an individual basis, including in this Annual Report.

As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements

As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. For example, we follow our home country law, instead of the Nasdaq Stock Market Rules, which require that we obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans and arrangements. Under Israeli law and practice, in general, the approval of the board of directors is required for the establishment or amendment of equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

ITEM 4.	INFORMATION ON CHECK POINT

Check Point History and Development

Founded over 30 years ago by Gil Shwed, Check Point has continued its mission to secure the digital world for everyone, everywhere. From Firewall-1, the first stateful firewall to dynamic security innovations and to the emergence of the Check Point Platform powered by Artificial Intelligence (“AI”), Check Point has demonstrated its ability to defend against and prevent what is coming. Check Point secures organization’s AI transformation with unified security architecture of the Hybrid Mesh Networks, Workspace, Exposure Management and AI Security Platform. Through its Check Point Services product, Check Point provides comprehensive technical services to fulfill the cyber security needs of its global customers.

Business Overview

The Check Point Mission – Securing Our Customers’ AI Transformation

We are constantly doing the hard work of getting our solutions ready to enable a secure AI transformation. Our solutions deliver  leading protection across infrastructure, to make sure organizations are protected from AI-driven attacks.

We continually modify and improve our security platform services by:

•	Regularly updating our security solutions to defend against the full spectrum of evolving threats.

•	Securing the entirely new AI-driven attack surfaces. Requiring purpose-built security capabilities.

•	Deeply integrating AI into our solutions to enable AI-first security teams.

•	Applying a comprehensive prevention-first approach to protect against the most sophisticated attacks.

•	Exploring and implementing novel AI security through ecosystem collaboration, and design partnership

Check Point assists organizations in defending against AI-driven attacks, securing the new AI attack surfaces they are creating, and using AI to make security operations faster and simpler. To secure this transformation, organizations need a simpler and more unified approach to cybersecurity - one that protects networks, users, exposures, and AI systems as part of a single security strategy.

This is the approach Check Point has established through the following four security pillars:

1. Hybrid Mesh Network Security

Check Point provides a unified security and connectivity foundation across all environments - data centers, hybrid cloud, internet and perimeter gateways, and branch locations.

2. Workspace Security

Check Point protects the workspace with unified, multi-layer security across devices, browsers, email, SaaS apps, and remote access, all managed from a single console.

This enables seamless productivity with uncompromising protection - users stay safe, data stays secure, and business moves faster.

3. Exposure Management

Check Point Exposure Management combines three core elements:

First, threat intelligence powered by Check Point’s unique global telemetry.

Second, smart vulnerability prioritization based on comprehensive internal and external asset discovery, with continuous detection of vulnerabilities and misconfigurations.

Third, safe and actionable remediation, applying changes intelligently across existing security controls and reducing operational burden on security teams.

4. AI Security

Our AI Security pillar combined with our prevention-first approach protects the full AI stack - from employee AI usage, to enterprise applications and agents, and the models, data, and infrastructure behind them.

Together, these pillars provide a unified platform to secure our customers’ entire AI journey.

Our Strategy: A Platform Built on Four Pillars

1. Hybrid Mesh Network Security

In the AI era, network security challenges are intensifying. Customer networks and applications are borderless and everywhere, expanding the attack surface, increasing the blast radius, and exposing gaps across fragmented security controls.

We secure hybrid mesh environments through a unified, prevention-first foundation that spans data centers, hybrid cloud, branch, and Secure Access Service
Edge (“SASE”), delivering leading security effectiveness as validated by NSS Labs.

We provide consistent enforcement through a single AI-powered management and security control plane that delivers superior proactive prevention, hyperscale-grade security with an optimized user experience. Our security platform services include:

•
Check Point Firewall (Data Center, Perimeter, Branch): Our Gateways and firewalls provide comprehensive security beyond any Next Generation Firewall (“NGFW”) and are designed to manage the most complex security policy requirements and prevent the most sophisticated cyber-attacks. Our security gateways are powered by over 60 security services, including the industry’s complete range of security capabilities including firewalling, intrusion prevention, application control, anti-malware, anti-phishing, DNS security, as well as sandboxing and file sanitization of email and web documents. All of our security gateways receive immediate threat data from our ThreatCloud AI global threat intelligence system, which leads to increased catch-rate of the most sophisticated threats.

•
Check Point Maestro Hyperscale Firewall: This security platform delivers on-demand scalability for requirements that range from 30 Gbps to over 1 Terabits-per-second of threat prevention. Organizations of any size can benefit from Maestro’s intelligent load balancing firewall cluster design.

•
Firewall Software R82.10 (security operating system & software): All of our security gateways and firewalls share the same underlying security operating system.  Our latest threat prevention and security management release, launched in December 2025 delivers top-rated threat prevention, cloud services, and performance acceleration for Check Point firewalls. This  operating system provides security controls and management that are a foundational and integral part of today’s security infrastructure. R82.10 delivers over 20 new capabilities for enterprise customers including:

-
Supporting Safe AI Adoption: R82.10 strengthens oversight of AI-driven activity by detecting unauthorized Generative AI (“GenAI”) tools, expanding visibility into AI applications such as ChatGPT, Claude, Gemini, among others, and monitoring model context protocol (“MCP) usage to protect AI-powered workflows.

-
Strengthening Hybrid Mesh Network Security: Organizations gain more consistent protection across distributed environments with centralized internet access management for SASE and firewalls, simplified gateway-to-SASE connectivity, and improved identity and device posture validation to support “Zero Trust” framework at scale.

-
Taking a Prevention-First Approach to Modern Threats: R82.10, introduces phishing protection that works without HTTPS inspection, adaptive IPS to reduce alert fatigue, and new Threat Prevention Insights to highlight misconfigurations and posture gaps before attackers can exploit them.

-
Eliminating Silos with a Unified Security Platform: R82.10 expands our open-garden architecture with more than 250 integrations. These integrations allow organizations to apply endpoint posture signals from their existing providers directly within Check Point policies, improving identity-based controls and Zero Trust enforcement.

•
Check Point Spark Firewall: This family of security gateways and firewalls designed for small and medium businesses (“SMBs”) feature advanced threat prevention performance up to 5 Gbps threat prevention. These firewalls are easy to deploy and manage, and they integrate communication and security into an “all in one” solution. Spark security gateways provide protection focused on SMBs as well as Enterprises branch offices.

•
AI Powered Security Management: Our AI-powered unified security management control plane – improves security and optimizes operations through an agentic and autonomous platform, and AI-powered Policy management.

2. Workspace Security – Where Humans Meet AI

Workspace Security Challenges

AI is now embedded across the entire modern workspace: spanning browsers, SaaS applications, email, collaboration tools, and endpoints. While this proliferation is driving productivity, it is also enabling faster, highly personalized attacks powered by AI.

At the same time, organizations are relying on disjointed security tools that lack integrated protection across the user environment. Without dedicated workspace security, AI itself becomes the largest insider risk, amplifying the potential for data leakage, misuse, and social engineering.

Modern workspace security must evolve to meet these threats. It needs to protect users as they interact with AI‑driven tools and applications, prevent sensitive data exposure, and block highly targeted, AI‑generated phishing attacks, particularly through email, before they can cause harm.

The Check Point offering – Workspace Security

We offer services to protect the workspace through the deployment of remote-access enabled, unified, multi-layer security across devices, browsers, email, SaaS apps. With a single console to manage all features and built-in 360° threat prevention, organizations can achieve seamless productivity with uncompromised protection. Through the deployment of our security platform with workspace-optimized features such as browsers security, endpoint security, email security, and SaaS security, users and employees stay safe, data stays secure, and business moves faster.

Our Workspace Security platform includes features such as:

•	Check Point Email Security: secures users’ email clients and gives protection for third-party providers such as Microsoft Office 365, Exchange, Google G, among others.

•	Check Point Endpoint Security: protects users’ PCs from ransomware, phishing, and malware, and minimizes breach impact with autonomous detection and response capability.

•	Check Point Mobile Security: protects employees’ mobile devices against malicious apps and network or operating systems attacks.

•	Check Point Browser Security: provides secure, fast, and private web browsing by inspecting all Secure Sockets Layer traffic directly on the endpoint.

•	Check Point XDR: provides extended detection, prevention, and response capabilities.

Our strength and leadership in email security sets us apart. We are a recognized leader in the 2025 Gartner® Magic Quadrant™ for Email Security Platforms, reflecting both the maturity of our technology and the trust placed in us by the market. In 2025 alone, we added 20,000 new customers, underscoring our continued growth and relevance.

We significantly elevate user protection through advanced AI capabilities, including GenAI‑driven security awareness training with personalized phishing simulations, as well as AI‑powered mailbox observations that proactively protect against malicious emails while reducing administrative overhead.

In addition, we deliver a truly unified user experience, combined with a defense‑in‑depth approach to phishing, ensuring comprehensive protection across multiple layers rather than reliance on a single control.

3. AI Security- Securing the AI full stack

AI is reshaping the cyber security threat landscape by introducing new risks as organizations rapidly implement AI applications, agents, and adopt the use of GenAI models. These risks include data leakage through the accidental inclusion of sensitive information in AI prompts or the uploading of sensitive data to GenAI or other tools, as well as AI threats such as jail breaking or model inversion and uncontrolled autonomy from agents acting beyond their scope.

We established AI Security as a foundational pillar of our strategy in order to address these emerging and evolving threats. Our end-to-end AI security stack protects employee usage, enterprise applications and agents, and the models, data, and infrastructure that power them.

•	Check Point AI Workforce Security – delivers instant visibility into all sanctioned and shadow AI usage, preventing sensitive data exposure, and enabling safe productivity.

•
Check Point AI Agent Security – protects enterprise copilots, chatbots, and agentic systems from prompt injections, jailbreaks, and malicious output while applying real-time guardrails across AI interactions.

•	Check Point AI Red Teaming – provides continuous red-teaming, model robustness testing, and compliance readiness for the AI systems that increasingly drive business operations.

Our platform is built from the ground up on security‑native AI models and prevention‑first intelligence, rather than retrofitted analytics. This foundation enables us to stop threats before they materialize, rather than reacting after the fact.

4. Threat Exposure Management – Stopping AI-Era Attacks

Powered by the combined strengths of the recently acquired companies Cyberint Technologies Ltd. and Veriti Security Ltd., coupled with Check Point’s strong visibility, our Threat Exposure Management platform delivers real time situational awareness by unifying threat intelligence, dark web insights, attack surface visibility, exploitability context, and automated remediation.

Using Gartner’s Continuous Threat Exposure Management (“CTEM”) framework, we correlate real‑world attacker behavior with enterprise assets to identify, prioritize, and remediate the exposures that matter most – before attackers can exploit them.

Our security platforms are designed around three core elements:

•
Check Point Threat Intelligence - Leveraging Check Point’s extensive global visibility and decades of expertise, we map the attacker ecosystem – tracking active campaigns, exploited CVEs, and high‑risk IOCs, while learning from real‑world attacks.

•
Check Point Vulnerability Detection & Prioritization- Automatically discovering your attack surface, misconfigurations, and CVEs – across Check Point scanners and existing tools – we deliver a single, prioritized list of true risks enriched with intelligence and protection context.

•	Check Point Safe Remediation - Going beyond prioritization, we safely reconfigure existing security controls to close exposures and block threats with minimal operational friction.

What Sets Us Apart

•	Strong intelligence depth, powered by Check Point’s leading visibility and advanced processing, delivering insights that matter.

•
End-to-end actionability, combining smart prioritization with automated, safe remediation – reducing mean time to remediate from days to hours and preparing organizations for an era of AI driven attacks.

Overview of Check Point Services:

Check Point offers its customers with end-to-end customized solutions to fortify defenses, optimize threat response, maximize their investment on products with advisory and professional services offering to elevate their cyber posture.

•	Managed Services: Comprehensive support for Check Point and third-party systems, delivered with predefined Service Level Agreements (“SLAs”) for a fixed monthly fee.

•	Managed Detection and Response (“MDR/MPR”): A fully managed SecOps platform providing access to Check Point analysts, researchers, and incident response resources.

•	Incident Response Services: Structured services to address and mitigate security incidents efficiently.

•	Security Consulting Services Managed Services: Comprehensive support for Check Point and third-party systems, delivered with predefined Service Level Agreements (“SLAs”) for a fixed monthly fee.

•	Security Consulting Services: Expertise in threat exposure management, threat intelligence, and risk assessment.

•	Professional Services: End-to-end design, deployment, optimization, and operational support for Check Point solutions.

•	Training Services: Programs focused on security awareness and executive training to enhance organizational security maturity.

•	Flex Credits: Prepaid service credits offering one year of flexible access to a range of cyber security services.

Check Point Technology Leadership in 2025

During 2025 we were endorsed by market analysts for our leadership position in 28 reports. Below are some of the highlight reviews:

Gartner
o	Gartner® Magic Quadrant™ Leader for Hybrid Mesh Firewalls becoming the only vendor to be listed as a Leader for the 24th time, 2025

o	Gartner® Magic Quadrant™ Challenger for Endpoint Protection Platforms, 2025

o	Gartner® Magic Quadrant™ Leader for Email Security Platforms, 2025

Forrester
o	The Forrester Wave™: Enterprise Email Security, 2025

o	The Forrester Wave™: Zero Trust Platform Providers, 2025

Frost & Sullivan
o	Frost & Sullivan® Radar Leader for Endpoint Security, 2025

o	Frost & Sullivan® Radar Leader for Secure Access Service Edge, 2025

o	Frost & Sullivan® Radar Leader for Managed Detection and Response (MDR), 2025

GigaOm
o	GigaOm® Radar Leader for CIEM Solutions V2.0 2025

o	GigaOm® Radar Leader for Cloud Workload Security, 2025

o	GigaOm® Radar Leader for Enterprise Firewall 2025

o	GigaOm® Radar Leader for Extended Detection & Response (EDR) 2025

o	GigaOm® Radar Leader for Zero Trust Network Access (ZTNA), 2025

o	GigaOm® Radar Leader for Anti-Phishing, 2025

Miercom
o
For the fourth consecutive year, Check Point attained Secure Certification in Miercom Enterprise & Hybrid Mesh Firewall Benchmark Report 2025. Miercom lab tests showed 99.9% malware block rate against Zero+1 Day attacks, 99.7% of phishing attacks, and 98% intrusion prevention for high & critical threats.

Acquisition and other Corporate Information

In February 2026, we acquired 100% of the share capital of Cyclops Security Ltd. a privately held Israeli company and a leader in Cyber Asset Attack Surface Management (“CAASM”).

In February 2026, we acquired 100% of the share capital of Cyata Security Ltd. a privately held Israeli company specializing in discovering, understanding, and governing autonomous AI agents.

In February 2026, we acquired the talent of Rotate Ltd., a privately held Israeli company to drive continued growth and momentum for Workspace solutions within the managed service providers (MSP) sector.

In October 2025, we acquired 100% of the share capital of Lakera AI AG, a privately held Swiss company, a leading AI-native security platforms for Agentic AI applications.

In June 2025, we acquired 100% of the share capital of Veriti Security Ltd., a privately held Israeli company and a provider of a fully automated, multi-vendor pre-emptive threat exposure and mitigation platform.

In February 2025, we entered into a strategic partnership with Wiz Ltd. to address the growing challenges enterprises face securing hybrid cloud environments. This collaboration is intended to bridge the longstanding gap between cloud network security and Cloud Native Application Protection (“CNAPP”) through a deep technological integration and strategic business alliance, delivering an industry-leading unified, holistic security solution.

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

In September 2023, we acquired 100% of the share capital of Atmosec Ltd., a privately held Israeli company that specializes in the rapid discovery and disconnection of malicious SaaS applications, preventing risky third-party SaaS communications, and rectifying SaaS misconfigurations.

In February 2022, we acquired 100% of the share capital of Spectral Cyber Technologies Ltd., a privately held Israeli company and key innovator in developer-first security tools designed by developers for developers, to extend our cloud solution.

In September 2021, we acquired 100% of the share capital of Avanan, Inc., a privately-held US-based company providing cloud email security, and the developer of a patented application-programming interface (API) solution to stop email threats before arriving to the inbox (inline), for both internal and external emails using AI based engines.

Further details regarding the material events in the development of our business since the beginning of 2023 are provided in “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.

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

This Annual Report is available on our website at www.checkpoint.com. If you would like to receive a printed copy via mail, please contact our Investor Relations department at ir@us.checkpoint.com. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is www.sec.gov.

Our agent for service of process in the United States is CT Corporation System, 818 West Seventh Street, Los Angeles, CA 90017 U.S.A.; Tel: 213-627-8252.

Revenues by Category of Activity

The following table presents our revenues for the last three fiscal years by category of activity:

	Year Ended December 31,
	2025	2024	2023
	(in millions)
Category of Activity:
Products and licenses	$548.2	$507.9	$497.4
Security subscriptions	$1,219.0	$1,104.2	$981.2
Software updates and maintenance	$958.2	$952.9	$936.1

Total revenues	$2,725.4	$2,565.0	$2,414.7

For information regarding our revenue by geographic market, please refer to “Item 5 – Operating and Financial Review and Prospects” under the caption “Overview”.

Sales and Marketing

We primarily sell our products and services through a two-tier distribution model; distributors that sell to resellers and to service providers and Managed Security Service Providers (“MSSPs”), who sell to end-customers. We support our channel partners with a dedicated team of experienced sales professionals including account managers, channel managers and sales engineers.

 In 2024, we created a demand generation marketing organization focused on the development and conversion of prospect and customer marketing leads to high quality sales leads. In addition to corporate and demand generation marketing, Check Point marketing also includes marketing for products, partners, field promotions, digital promotions, and solutions-oriented thought leadership. In 2025, we continued to invest in sales and marketing resources.

As of December 31, 2025, we had 3,066 employees and subcontractors in our sales and marketing organization, with a majority of them dedicated to presales and marketing support located in various jurisdictions.

Support and Services

We operate a worldwide technical services organization which provides a wide range of services including: (i) technical customer support programs and plans; (ii) professional services in implementing, upgrading and optimizing Check Point products, such as design planning and security implementation; and (iii) certification and educational training on Check Point products.

Our technical assistance centers in the United States, Israel, Canada, Japan, India, China, and Australia offer support worldwide, 24-hour service, seven days per week.

As of December 31, 2025, we had 1,168 employees and subcontractors in our technical services organization.

Research and Product Development

We believe that our future success will depend upon our ability to enhance our existing products, and to develop, acquire and introduce new products to address the increasingly sophisticated needs of our customers.

As of December 31, 2025, we had 2,154 employees and subcontractors dedicated to research and development activities and quality assurance.

Competition

Information concerning competition is provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully compete, which could adversely affect our business and results of operations”.

Environmental, Social and Governance (“ESG”)

Since our inception, Check Point’s mission has been to make the world a safer place.  As a global cyber security provider, the Company views our long-term success as inherently linked to the success of our key stakeholders, and as such, ESG considerations are integrated into our business strategy and operations.

Social Standards:

•
Community – Check Point supports charitable giving and employee volunteering programs across the regions in which we operate.  Our community engagement and giving policies are governed by the Corporate Responsibility Policy and the Social Investment and Volunteering Statement.

•
Human Resources – Human capital is a core asset of our Company. We are committed to promoting an engaging, supportive, and inclusive work environment, free from discrimination and harassment, where our employees can grow and learn together. Our human resources commitments, programs, and policies are governed and implemented through our Social Engagement Policy, Human Rights and Labor Policy, Training and Employee Development Policy, and Modern Slavery and Forced Labor Statement. In 2025, we continued to invest in the personal and professional development of our workforce, while ensuring that all voices, opinions, and outlooks are heard and fairly addressed.

•
Supply Chain – We uphold high social and human rights standards across our supply chain, with the goal of ensuring that the working conditions are safe and that all business operations are conducted ethically. Key suppliers and business partners are asked to comply with the standards of business, labor, environmental, and ethical conduct set out in our Supply Chain and Business Partner Code of Conduct, which is aligned with the Responsible Business Alliance (“RBA”) Code of Conduct guidelines. These standards are further supported by our Supply Chain s Policy.

Environmental Standards:

As a global company, we seek to promote a responsible relationship with the environment. It is our belief that our impact on the environment is predominately related to our products, services, and operations. Our Environmental Policy establishes the framework for compliance with environmental laws and regulations, as well as for identifying, assessing, and managing relevant climate change-related risks and opportunities to our business.

Governance Standards:

II.
Corporate Governance – Relevant ESG governance considerations are integrated into our wider corporate governance structure, alongside our commitment to operating according to standards of responsible business conduct, ethical principles, and a strong corporate governance structure, ensuring that we maintain full accountability, integrity, and transparency in our business practices. Our corporate governance framework is upheld by our Corporate Governance Guidelines, which assist the director and committee members in fulfilling their oversight responsibilities.

III.
ESG Governance – The Nominating, Sustainability, and Corporate Governance Committee of the board is responsible for overseeing our ESG program, including oversight of relevant risks, policies, and programs, conducts ongoing management of ESG matters.

IV.
Ethics – Check Point maintains a comprehensive ethical compliance framework that is applicable to directors, officers, employees, and relevant third parties. Relevant policies and guidelines that guide our company’s ethics include: the Code of Ethics and Business Conduct, which establishes clear standards of behavior and conduct; Anti-Corruption, Bribery, and Money Laundering Policy; Insider Trading Policy; Privacy Policy; Responsible AI Policy; and Whistleblower Procedure. As a global cyber security company, information security and data protection are critical to our operations, supported by a global security framework aligned with recognized industry standards and best practices, including for governance of responsible artificial intelligence principles.

Our annual ESG Report, which provides additional information on our ESG strategy,  initiatives, and metrics, is available on our website at https://www.checkpoint.com/about-us/esg/. The ESG Report and the contents of the Company’s website are not incorporated by reference into this Annual Report.

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

Check Point and its subsidiaries have 158 issued patents in the U.S. and in other regions and 16 pending patent applications worldwide. Our efforts to protect our patent rights and other proprietary rights may not be adequate and our competitors may independently develop technology that is similar. Additional details are provided in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market – We may not be able to successfully protect our intellectual property rights”.

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

Organizational Structure

We are organized under the laws of the State of Israel. We wholly own the subsidiaries listed below, directly or through other subsidiaries, unless otherwise specified in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies, Inc.	United States of America (Delaware)
Check Point Software (Canada) Technologies Inc.	Canada
Check Point Software Technologies (Japan) Ltd.	Japan
Check Point Software Technologies (Netherlands) B.V.	Netherlands
Check Point Holding (Singapore) PTE Ltd.	Singapore
Check Point Holding (Singapore) PTE Ltd. – Rep office Indonesia (1)	Singapore
Check Point Holding (Singapore) PTE Ltd. –US, NY Branch (2)	Singapore
Israel Check Point Software Technologies Ltd. China (3)	China
Check Point Holding AB (4)	Sweden
Check Point Software Technologies South Africa PTY. Ltd	South Africa
Check Point Software (Kenya) Limited	Kenya
Check Point Software Technologies B.V Nigeria Ltd. (5)	Nigeria
Check Point Serverless Security Ltd. (6)	Israel
Check Point Email Security Ltd. (7)	Israel
Avanan, Inc.	United States of America (Delaware)
Zone Labs, L.L.C. (8)	United States of America (California)
Check Point Software Technologies (Sweden) AB. (9)	Sweden
Check Point Software Technologies (Sweden) AB. – Dubai Branch (10)	Sweden
Lakera AI AG	Switzerland
Lakera Inc. (11)	United States of America (Delaware)
Veriti Security Ltd. (6)	Israel
Veriti Security Inc. (12)	United States of America (Delaware)
Cyata Security Ltd.	Israel
Cyata Security, Inc. (13)	United States of America (Delaware)
Cyclops Security Ltd.	Israel
Cyclops Security Inc. (14)	United States of America (Delaware)
Cyberint Singapore Pte Ltd. (15)	Singapore
Cyberint Inc. (15)	United States (Delaware)

(1)	Representative office of Check Point Holding (Singapore) PTE Ltd.
(2)	Branch of Check Point Holding (Singapore) PTE Ltd.
(3)	Representative office of Check Point Software Technologies Ltd.
(4)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. (former name: Protect Data AB)
(5)	Subsidiary of Check Point Holding (Singapore) PTE Ltd. and Check Point Yazilim Teknolojileri Pazarlama A.S.
(6)	Under intercompany merger process into Check Point Software Technologies Ltd.
(7)	Subsidiary of Avanan, Inc.
(8)	Subsidiary of Check Point Software Technologies Inc.
(9)	Subsidiary of Check Point Holding AB
(10)	Branch of Check Point Software Technologies (Sweden) AB.
(11)	Subsidiary of Lakera AI AG
(12)	Subsidiary of Veriti Security Ltd.
(13)	Subsidiary of Cyata Security Ltd.
(14)	Subsidiary of Cyclops Security Ltd.
(15)	Under intercompany merger or dissolution process.

Check Point Software Technologies (Netherlands) B.V. acts as a holding company. It wholly owns all or substantially all of the share capital of the principal operating subsidiaries listed below, unless otherwise indicated in the footnotes below:

NAME OF SUBSIDIARY	COUNTRY OF INCORPORATION
Check Point Software Technologies S.A.	Argentina
Check Point Software Technologies (Australia) PTY Limited	Australia
Check Point Software Technologies (Austria) GmbH	Austria
Check Point Software Technologies Belarus LLC (1)	Belarus
Check Point Software Technologies (Belgium)	Belgium
Check Point Software Technologies (Brazil) LTDA	Brazil
Check Point Software Technologies (Hong Kong) Ltd. (Guangzhou office) (2)	China
Hong Kong SAR Check Point Software Technologies (Hong Kong) Ltd. (Shanghai office) (2)	China
Check Point Software Technologies (Czech Republic) s.r.o.	Czech Republic
Check Point Software Technologies (Denmark) ApS	Denmark
Check Point Software Technologies (Finland) Oy	Finland
Check Point Software Technologies Eurl	France
Check Point Software Technologies GmbH	Germany
Check Point Software Technologies (Greece) SA	Greece
Check Point Software Technologies (Hungary) Ltd.	Hungary
Check Point Software Technologies (Hong Kong) Limited	Hong Kong
Check Point Software Technologies India Private Limited	India
Check Point Software Technologies (Italia) S.r.l	Italy
Check Point Software Technologies Mexico S.A. de C.V.	Mexico
Check Point Software Technologies (Beijing) Co., Ltd.	China
Check Point Software Technologies (New Zealand) Limited	New Zealand
Check Point Software Technologies Norway A.S.	Norway
Check Point Software Technologies (Philippines) Inc.	Philippines
Check Point Software Technologies (Poland) Sp.z.o.o.	Poland
CPST (Portugal), Sociedade Unipessoal Lda.	Portugal
Check Point Software Technologies (RMN) SRL	Romania
Check Point Software Technologies (Russia) OOO	Russia
Check Point Software Technologies (Korea) Ltd.	South Korea
Check Point Software Technologies (Spain), S.A.	Spain
Check Point Software Technologies (Switzerland) AG	Switzerland
Check Point Software Technologies (Taiwan) Ltd.	Taiwan
Check Point Yazilim Teknolojileri Pazarlama A.S.	Turkey
Check Point Software Technologies (UK) Ltd.	United Kingdom

(1)	Under dissolution process
(2)	Representative office of Check Point Software Technologies (Hong Kong) Ltd.

Property, Plants and Equipment

As of December 31, 2025, we own our headquarters located in Tel Aviv, Israel and we lease offices in various locations throughout the world. The breakdown in the various geographies (excluding external data centers) is as follows:

Location	Space (square feet)
Israel	380,784	*)
Americas	110,427
Europe, Middle East and Africa	70,643
Asia Pacific	81,359

*) We acquired ownership of our international headquarters located in Tel Aviv, Israel pursuant to a pre-paid 49 year long-term lease on the land with the City of Tel Aviv – Jaffa. No additional payments are due under such long-term lease. Our international headquarters building contains approximately 332,000 square feet of office space. In addition, we lease approximately 48,000 square feet of additional space substantially all in Tel Aviv, Israel and around.

In March 2025, we submitted a tender bid, together with Israel Canada (T.R.) Ltd., an Israeli company publicly traded on the Tel Aviv Stock Exchange (“Israel Canada”), for the long-term prepaid lease of a land lot in Tel Aviv, Israel, which is adjacent to our headquarters in Tel Aviv.

The tender was conducted by the Tel Aviv-Jaffa Municipality and the Israel Electric Company Ltd., and in June 2025 our joint bid with Israel Canada for NIS 818 million (approximately $241 million) plus Israeli VAT, was approved as the winning bid. Our portion of the aggregate purchase price payable pursuant to the bid was NIS 500 million, plus Israeli VAT (total net payment including unrecoverable taxes was approximately $160 million).

We intend to develop the commercial portion of the land lot, a piece of land within walking distance from the Company’s current headquarters in Tel Aviv and connected by a park, to address our expansion plans for the coming years. We expect significant investment to be associated with developing and building the commercial portion of the land. We currently expect the construction of the campus to be completed in 2032.

Principal Capital Expenditures and Divestitures

For more information regarding our principal capital expenditures currently in progress, see “Item 5 – Operating and Financial Review and Prospects” under the caption “Liquidity and Capital Resources”.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

None.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

For discussion related to our financial condition, changes in financial condition, and the results of operations for 2024 compared to 2023, refer to Part I, Item 5. Operating and Financial Review and Prospects, in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the U.S. Securities and Exchange Commission on March 17, 2025 and which is hereby incorporated by reference.

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

We derive our sales primarily through indirect channels. During each of 2025, 2024 and 2023, we derived approximately 57%, 56%, and 56%, respectively, of our sales from our ten largest channel partners. In 2025, 2024 and 2023, our three largest distributors accounted for approximately 39%, 39% and 40% respectively, of our sales. The following table presents the percentage of total consolidated revenues that we derive from sales in each of the regions shown:

	Year Ended December 31,
	2025	2024	2023
Region:
Americas, principally U.S.	42%	42%	43%
Europe, Middle East and Africa	46%	47%	46%
Asia-Pacific	12%	11%	11%

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

We recognize revenues from security subscriptions and software updates and maintenance ratably over the term of the agreement due to the continuous transfer of control to the customer over the period and upon the transfer of services to the customers.

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

Results of Operations

The following table presents information concerning our results of operations in 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(in millions)
Revenues:
Products and licenses	$548.2	$507.9
Security subscriptions	1,219.0	1,104.2
Software updates and maintenance	958.2	952.9

Total revenues	2,725.4	2,565.0

Operating expenses (*):
Cost of products and licenses	105.8	97.8
Cost of security subscriptions	90.9	72.6
Cost of software updates and maintenance	132.6	123.9
Amortization of technology	32.5	25.0

Total cost of revenues	361.8	319.3

Research and development	456.7	394.9
Selling and marketing	947.0	862.9
General and administrative	128.8	111.9

Total operating expenses	1,894.3	1,689.0

Operating income	831.1	876.0
Financial income, net	114.0	96.1

Income before taxes on income (tax benefit)	945.1	972.1
Taxes on income (tax benefit)	(111.8)	126.4

Net income	$1,056.9	$845.7

(*)	Including pre-tax charges for stock-based compensation, amortization of intangible assets and acquisition related expenses in the following items:

	Year Ended December 31,
	2025	2024
	(in millions)
Amortization of intangible assets and acquisition related expenses
Amortization of technology	$32.5	$25.0
Research and development	4.6	6.5
Selling and marketing	40.1	40.3

Total amortization of intangible assets and acquisition related expenses	$77.2	$71.8

Stock-based compensation
Cost of products and licenses	$0.6	$0.4
Cost of software updates and maintenance	13.5	8.2
Research and development	76.3	53.1
Selling and marketing	79.8	58.2
General and administrative	35.4	29.8

Total stock-based compensation	$205.6	$149.7

The following table presents information concerning our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2025	2024
Revenues:
Products and licenses	20%	20%
Security subscriptions	45	43
Software updates and maintenance	35	37

Total revenues	100%	100%

Operating expenses:
Cost of products and licenses	4	4
Cost of security subscriptions	3	3
Cost of software updates and maintenance	5	5
Amortization of technology	1	1
Total cost of revenues	13	13
Research and development	17	15
Selling and marketing	35	34
General and administrative	5	4

Total operating expenses	70	66

Operating income	30	34
Financial income, net	5	4

Income before taxes on income (tax benefit)	35	38
Taxes on income (tax benefit)	(4)	5

Net income	39%	33%

Revenues

We derive our revenues mainly from the sale of products and licenses, security subscriptions and software updates and maintenance. Our revenues were $2,725 million in 2025 and $2,565 million in 2024.

Total revenues in 2025 increased by 6% compared to 2024. Product and license revenues were $548 million in 2025 and $508 million in 2024. We continued to deliver increasingly more of our latest security offerings as subscriptions resulting in increased sales of our security subscription packages, including considerable demand for our emerging products portfolio and across all 3 pillars: Hybrid Mesh, Workspace and CTEM . As a result, security subscription revenues increased by $115 million, or 10%, from $1,104 million in 2024 to $1,219 million in 2025. Software updates and maintenance revenues increased by $5 million, or 1%, from $953 million in 2024 to $958 million in 2025, primarily as a result of renewals of existing and sales of new maintenance contracts and professional services.

Cost of Revenues

Total cost of revenues was $362 million in 2025 and $319 million in 2024. Cost of revenues includes cost of product and licenses, cost of security subscriptions and cost of software updates and maintenance and amortization of technology. Our cost of products and licenses includes mainly cost of software and hardware production, packaging and shipping. Our cost of security subscriptions is comprised of costs paid to third parties, hosting and infrastructure costs and cost of customer support related to these services. Our cost of software updates and maintenance include mainly the cost of post-sale customer support.

Cost of products and licenses was $106 million in 2025 and $98 million in 2024.

Cost of security subscriptions was $91 million in 2025 and $73 million in 2024.

Cost of software updates and maintenance was $133 million in 2025 and $124 million in 2024.

In 2025, amortization of technology was $33 million compared to $25 million in 2024. The increase in 2025 is attributed to the acquisitions made during 2025 and 2024.

Research and Development

Research and development expenses were $457 million in 2025 and $395 million in 2024, and represented 17% of revenues in 2025 and 15% of revenues in 2024. Research and development expenses consist primarily of salaries and other related expenses for personnel as well as the cost of our cloud infrastructure expenses.

The $62 million increase in 2025 is primarily a result of an increase in compensation and related expenses for personnel , cloud infrastructure expenses and a $7 million expense related to currency exchange and hedging.

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

Selling and Marketing

Selling and marketing expenses consist primarily of salaries, commissions, advertising, trade shows, seminars, public relations, co-op activities with partners, travel and other related expenses. Selling and marketing expenses were $947 million in 2025 and $863 million in 2024, which represented 35% of revenues in 2025 and 34% of revenues in 2024.

The net increase of $84  million in selling and marketing costs in 2025 primarily stems from significant investments in partners and marketing programs.

Our selling and marketing expenses worldwide are paid in local currencies and are reported in U.S. dollars. Therefore, changes to the exchange rates between the local currencies and the U.S. dollar have affected, and may in the future affect, our expense level.

General and Administrative

General and administrative expenses consist primarily of salaries and other related expenses for personnel, professional fees, insurance costs, legal and other expenses. General and administrative expenses were $129 million in 2025 and $112 million in 2024 , which represented 5% of revenues in 2025 and 4% of revenues in 2024.

Operating Income Margin

In 2025, our operating margin was 30% compared to 34% in 2024. The decrease in our operating margin was primarily due to an increase in our workforce related expenses, cloud expenses, stock-based compensation expenses and amortization of intangibles expenses in related to our acquisitions.

We may experience future fluctuations or declines in operating margins from historical levels due to several factors, as described above in “Item 3 – Key Information” under the caption “Risk Factors – Risks Related to Our Business and Our Market”.

Financial Income, Net

Net financial income consists primarily of interest earned on cash equivalents, short-term deposits and marketable securities. Net financial income was $114 million in 2025 and $96 million in 2024. As we generally hold debt securities until maturity, our current portfolio’s yield is derived primarily from interest rates and the yield on securities at time of purchase. Since most of our investments are U.S. dollars denominated securities, our net financial income is heavily dependent on prevailing U.S. interest rates changes and the market expectations to such changes. The higher financial income is mainly due to higher reinvestment yield in our investment portfolios in 2025, as well as additional interest income on operational cash. Additionally, in December, 2025, we completed a $2,000 million Convertible Senior Note issuance, while the net cash received during the last month of the year contributed additional interest income. For further risk related to our portfolio see also Item 3, “Risk Factors – Risks Related to Our Business and Our Market – Our cash balances and investment portfolio have been, and may continue to be, adversely affected by market conditions and interest rates”.

Taxes on Income (tax benefit)

Total taxes on income (tax benefit) were $(112) million in 2025 and $126 million in 2024. Our effective tax rate was (12)% in 2025 and 13% in 2024. See Note 12 to our consolidated financial statements for further information on our statutory rates.

Additional details are provided in “Item 10 – Additional Information” under the caption “Israeli taxation, foreign exchange regulation and investment programs” and “Item 3 – Key Information” under the caption “The tax benefits available to us require us to meet several conditions, and may be terminated or reduced in the future, which would increase our taxes”.

Net Income

Net income increased by $211 million to $1,057 million in 2025 compared to $846 million in 2024.

Liquidity and Capital Resources

During 2025 and 2024, we financed our operations through cash generated from operations. Our total cash and cash equivalents, short-term investments and long-term interest bearing investments, were $4,342 million as of December 31, 2025 and $2,784 million as of December 31, 2024. Our cash and cash equivalents and short-term investments were $3,015 million as of December 31, 2025 and $1,372 million as of December 31, 2024. Our long-term interest bearing investments were $1,327 million as of December 31, 2025 and $1,412 million as of December 31,2024. The majority of our financial assets are held and managed through the parent company in Israel and our subsidiaries in Canada and the U.S.

In December 2025, we issued and sold $2.0 billion aggregate principal amount of 0.00% Convertible Senior Notes due 2030 in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act (all of which were outstanding as of December 31, 2025).

We generated net cash from operations of $1,199 million in 2025 and $1,052 million in 2024. Net cash from operations for 2025 and 2024 consisted primarily of net income adjusted for non-cash activity. The increase in our cash from operations includes benefit from balance sheet hedging transaction of $51 million, offset by one-time tax settlement payment of $66 million.

Net cash used in investing activities was $680 million in 2025 compared to $24 million in 2024. In 2025, net cash used in investing activities increased compared to 2024, primarily due to higher investment in short term deposit and lease prepayment paid during 2025. Our net cash paid for acquisitions amounted to $273 million in 2025 and $186 million in 2024. Our capital expenditures amounted to $27 million in 2025 and $24 million in 2024, and consisted primarily of computer equipment, software and leasehold improvements.

Net cash provided by financing activities was $752 million in 2025 and net cash used in financing activities was $1,060 million in 2024 . In 2025, net cash provided by financing activities was attributed primarily to the issuance of convertible senior notes in the amount of $1,780 net of issuance costs and net of purchased capped call. Net cash used in financing activities in 2025 and 2024 was also attributed to the repurchase of ordinary shares. Under the repurchase programs, we may purchase our ordinary shares from time to time, depending on market conditions, share price, trading volume and other factors. We repurchased ordinary shares in the amount of $1,400 million in 2025 and $1,300 million in 2024. We re-issued the repurchased shares to settle exercises of options and restricted share unit awards to our employees and directors. Proceeds from such activities were $393 million and $259 million in 2025 and 2024, respectively.

Our investments in marketable securities are classified as AFS. AFS securities are carried at fair value, with the unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Amortization of premium, discount and interest is recorded in our consolidated statements of income.

Our liquidity could be negatively affected by a decrease in demand for our products and services, or increase in employment costs. Also, if the financial system or the credit markets deteriorate or remain volatile, our investment portfolio may be impacted and the values and liquidity of our investments could be adversely affected.

Our principal sources of liquidity consist of our cash and cash equivalents, short-term bank deposits and marketable securities (which aggregated $4,342 million as of December 31, 2025) and our cash flow from operations. We believe that these sources of liquidity will be sufficient to meet our normal operating requirements during the next 12 months and the foreseeable future and to fund capital expenditures.

Research and Development, Patents and Licenses, etc.

Additional details are provided in this Item 5, under the caption “Results of Operations”.

Trend Information

Additional details are provided in this Item 5, under the caption “Results of Operations”.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our directors and executive officers as of March 15, 2026, were as follows:

Name	Position	Independent Director (1)	Outside Director (2)	Member of Audit Committee	Member of Compensation Committee	Member of NSCG Committee
Gil Shwed	Executive Chair of the Board of Directors
Nadav Zafrir	Chief Executive Officer and Director
Nataly Kremer	Chief Product Officer and Head of Research and Development
Roei Golan	Chief Financial Officer
Itai Greenberg	Chief Revenue Officer
Yoav Chelouche (3)	Lead Independent Director	X	X	X	X
Dafna Gruber	Director	X	X	X	X
Tzipi Ozer-Armon	Director	X		X	X	X
Ray Rothrock	Director	X	X	X	X
Tal Shavit Shenhav	Director	X				X
Jill Smith	Director	X				X
Jerry Ungerman	Director	X

(1)	“Independent Director” under the Nasdaq regulations and the Israeli Companies Law (see explanation below).
(2)	“Outside Director” as required by the Israeli Companies Law (see explanation below).
(3)	“Financial expert” as required by the Israeli Companies Law and Nasdaq requirements with respect to membership on the audit committee (see “Item 16A – Audit Committee Financial Expert”).

Gil Shwed is the founder of Check Point and Executive Chair of the Board of Directors. Mr. Shwed served as the Chief Executive Officer from Check Point’s inception through December 2024, and Mr. Shwed previously served as Chairman of our board of directors until September 2015. Mr. Shwed is considered the inventor of the modern firewall and authored several patents, such as the company’s Stateful Inspection technology. Mr. Shwed has received numerous accolades for his individual achievements and industry contributions, including an honorary Doctor of Science from the Technion – Israel Institute of Technology, an honorary Doctor of Science from Tel Aviv University, the World Economic Forum’s Global Leader for Tomorrow for his commitment to public affairs and leadership in areas beyond immediate professional interests, and the Academy of Achievement’s Golden Plate Award for his innovative contribution to business and technology. Mr. Shwed is the Chairman of the Board of Trustees of the Youth University of Tel Aviv University. Mr. Shwed is a Tel Aviv University Governor and founder of the University’s Check Point Institute for Information Security. He is also Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools. In 2018, Gil was awarded the prestigious Israel Prize for his contributions to the Israeli technology industry.

Nadav Zafrir, Chief Executive Officer of Check Point since December 2024, brings thirty years of experience in management, leadership, and technology innovation, Mr. Zafrir was previously the co-founder and Managing Partner of Team8 Labs Ltd., a global venture group that builds and backs technology companies at the intersection of artificial intelligence, cyber security, data, fin-tech, enterprise software, and infrastructure, since 2014. Prior to founding Team8, Nadav spent 20 years in the Israel Defense Forces. He served as Commander of Unit 8200, Israel’s elite military technology unit, where he established the Israel Defense Forces Cyber Command. Mr. Zafrir was a director of SolarEdge Technologies, Inc. from 2019 until 2025. He holds an LLB from the Interdisciplinary Center Herzliya (IDC) and an Executive MBA from the Kellogg – Recanati program of the Kellogg Graduate School of Business at Northwestern University in Chicago and the Recanati School of Business at Tel Aviv University.

Nataly Kremer, Chief Product Officer and Head of Research and Development since March 2023, oversees all product and technology units and uses her proficiency in delivering network, security, and cloud technologies for large enterprises to meet customer needs. Ms. Kremer brings extensive R&D and leadership experience to Check Point. Ms. Kremer joined the company after 12 years with AT&T Inc. (“AT&T”), where she led its Software and Delivery organization and AT&T’s center in Israel. She holds an MBA and BSc in Computer Sciences and Management from Tel Aviv University. Ms. Kremer is a board member of IBI Investment House Ltd. and a board member of Israel Advanced Technology Industries (“IATI”), where she also holds the role of Head of the ITAI Diversity and Inclusion Group.

Roei Golan, has been serving as Chief Financial Officer of Check Point since 2023, as Acting Chief Financial Officer from October 2022 until May 2023, and as VP Finance from 2021 until November 2022. Mr. Golan oversees Check Point's finance operations, including accounting, business analysis, investor relations, legal, tax and treasury. Mr. Golan has over 15 years of financial experience.  Prior to joining Check Point in 2021, Mr. Golan worked at EY for 11 years, where he held the role of Managing Director in the Technology practice. Mr. Golan holds a B.A. in Economics and Accounting and an M.B.A in Finance Management. Mr. Golan is a certified public accountant.

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

Yoav Z. Chelouche has served on our board of directors since 2006 and as our Lead Independent Director since December 2024. Mr. Chelouche has also served as one of our outside directors under the Israeli Companies Law since 2006. Mr. Chelouche has been Managing Partner of Aviv Venture Capital (“Aviv”) since August 2000. Before joining Aviv, Mr. Chelouche served as a President and Chief Executive Officer of Scitex Corporation (“Scitex”), a world leader in digital imaging and printing systems, from December 1994 until July 2000. Prior to that, Mr. Chelouche held various managerial positions with Scitex, including VP Strategy and Business Development, VP Marketing and VP Finance for Europe. Mr. Chelouche is a member of the board of directors of a number of private companies. He was also a board member and, until 2015, Co-Chairman of IATI-Israel Advanced Technology Industries, an Israeli nonprofit organization that researches, develops and advocates policies that promote Israel’s high tech ecosystem through activities in training, tuition, business development, public relations and public policy advocacy. Mr. Chelouche is a board member of Tower Semiconductor Ltd., Malam Team Ltd., and until February 2024 served as an external director of the Tel Aviv Stock Exchange (TASE). Mr. Chelouche earned a B.A. in Economics and Statistics from Tel Aviv University, and an M.B.A. from INSEAD University in Fontainebleau, France.

Dafna Gruber has served on our board of directors since 2024 and as one of our outside directors under the Israeli Companies Law. From 2007 to 2015, Ms. Gruber served as Chief Financial Officer of NICE Ltd., a publicly traded company listed on Nasdaq and TASE, where she was responsible, inter alia, for finance, operations, MIS and IT, legal affairs, and investor relations. From 1996 to 2007, Ms. Gruber held various senior finance roles at Alvarion Ltd., then a publicly traded company listed on Nasdaq and TASE, primarily serving as Chief Financial Officer. From 2016 to 2024, Ms. Gruber served as Chief Financial Officer of several private companies, including Netafim Ltd., Aqua Security Ltd., and Clal Industries Ltd. Ms. Gruber currently serves as an Independent or External Director at ICL Group Ltd. and Cellebrite DI Ltd., and previously served as a board member of several publicly traded technology companies. Ms. Gruber is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in Accounting and Economics from Tel Aviv University.

 Tzipi Ozer-Armon has served on our board of directors since 2023. Ms. Ozer-Armon serves as the Chief Executive Officer of Lumenis Ltd. since May 2012. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk Corporation. Previously, Ms. Ozer-Armon also served as VP & General Manager of MSystems Ltd. Ms. Ozer-Armon is a director of ICL Group Ltd. and was previously a director of Strauss Group Ltd. Ms. Ozer-Armon holds a B.A. magna cum laude in Economics and an M.B.A. degree majoring in Finance and Marketing from Tel Aviv University and she is an AMP graduate of the Harvard Business School.

Ray Rothrock has served on our board of directors since 1995. Mr. Rothrock has also served as one of our outside directors under the Israeli Companies Law since 2000. Mr. Rothrock is a Partner emeritus at Venrock, a venture capital firm, where he was a member since 1988 and a general partner since 1995. He retired from Venrock in 2013. Presently, Mr. Rothrock is the Chairman of RedSeal, Inc. (“RedSeal”), a cybersecurity analytics company. Mr. Rothrock served as the Chief Executive Officer of RedSeal from February 2014 until May 2020. Mr. Rothrock is a director of Nasdaq-listed Roku, Inc., NYSE-listed Centrus Energy Corp., and a number of private companies. Mr. Rothrock is a member of the Massachusetts Institute of Technology Corporation, and a Trustee of Aerospace Corporation. Mr. Rothrock received a B.S. in Engineering from Texas A&M University, an M.S. from the Massachusetts Institute of Technology and an M.B.A. from the Harvard Business School.

Dr. Tal Shavit Shenhav has served on our board of directors since 2000. Dr. Shavit Shenhav is an organizational consultant specializing in international collaboration between Israeli and American companies, consulting in the management of cultural differences in order to forge effective collaboration. Her work with leading management teams includes the definition of organizational culture as the engine of such company’s activities. Dr. Shavit Shenhav consults with companies undergoing structural change with emphasis on organizational growth through effective mergers and acquisitions and a redefining of management roles in order to meet market changes.

Jill D Smith has served on our board of directors since 2023. Ms. Smith brings more than 25 years of international leadership experience, including 17 years as chief executive officer of private and public companies in the technology and information services markets.  Ms. Smith previously served as the President and Chief Executive Officer of Allied Minds plc, an IP commercialization company, from March 2017 through June 2019, and prior to that she served as Chairman, Chief Executive Officer and President of DigitalGlobe Inc., a global provider of satellite imagery products and services. Ms. Smith started her career as a consultant at Bain & Company, Inc., where she rose to become a Partner. She subsequently joined Sara Lee Corporation as Vice President, and went on to serve as President and Chief Executive Officer of eDial, a VoIP collaboration company, and of SRDS, a business-to-business publishing firm. She also served as Chief Operating Officer of Micron Electronics, and co-founded Treacy & Company, a consulting and boutique investment business. Ms. Smith currently serves as a director of MDA Space Ltd., Securitas AB and Evolent Health, Inc. and was previously a director of R1 RCM Inc.

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

Of the individuals mentioned above, only Gil Shwed owned more than one percent of our outstanding shares as of December 31, 2025. Additional details are provided in this Item 6, under the caption “Share ownership” and in “Item 7 – Major Shareholders and Related Party Transactions”.

Some of our directors are board members of multiple companies, some of which may be technology companies. The board of directors has determined that there are no current conflicts of interest with respect to any of our directors.

The terms of Gil Shwed, Nadav Zafrir, Tzipi Ozer-Armon, Dr. Tal Shavit Shenhav, Jill Smith and Jerry Ungerman will expire at our 2026 annual meeting of shareholders. The term of Ray Rothrock will expire at our 2026 annual meeting of shareholders and the terms of Yoav Chelouche and Dafna Gruber will expire at our 2027 annual meeting of shareholders.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any of our directors or members of senior management are elected or appointed.

Compensation of Directors and Officers

The total direct cash compensation that we accrued for our directors and executive officers as a group, including those who left the company during 2025, was approximately $5.4 million for the year ended December 31, 2025. These amounts include $0.5 million that were set aside or accrued to provide for severance and retirement insurance policies in 2025. These amounts do not include amounts accrued for expenses related to business travel, professional and business association dues and other business expenses reimbursed to officers. We do not have any agreements with our director who is also an officer that provide for benefits upon termination of employment, except for severance payments mandated by Israeli law for all employees employed in Israel.

Following is a summary of the salary and benefits paid in 2025 (i) to our five most highly compensated executive officers (referred to as the “Covered Executives”) and (ii) to our non-executive directors.

Cash Compensation

Mr. Nadav Zafrir, Chief Executive Officer. Compensation expenses recorded in 2025 included $451.7 thousands in salary expenses and $107.8 thousands in benefit costs.

Mr. Itai Greenberg, Chief Revenue Officer. Compensation expenses recorded in 2025 included $321.1 thousands in salary expenses and $85.7 thousands in benefit costs.

Mr. Gil Friedrichl, General Manager, Workspace Security. Compensation expenses recorded in 2025 included $318.7 thousands in salary expenses and $146.2 thousands in benefit costs.

Ms. Nataly Kremer, Chief Product Officer. Compensation expenses recorded in 2025 included $339.6 thousands in salary expenses and $86.2 thousands in benefit costs.

Mr. Roi Karo, Chief Strategy Officer. Compensation expenses recorded in 2025 included $276.0 thousands in salary expenses and $69.5 thousands in benefit costs.

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

In accordance with the company’s executive compensation policy, we will also pay cash bonuses following compliance with predetermined 2025 performance parameters set by the Compensation Committee and the Board of Directors. The 2025 cash bonus expenses for Mr. Zafrir, Mr. Greenberg, Ms. Kremer and Mr. Karo were $434.6 thousands, $224.6 thousands, $289.7 thousands, and $127.5 thousands, respectively. Mr. Friedrich did not receive a cash bonus for 2025. For the non-U.S. executives, the cash compensation amounts paid were denominated in Israeli Shekels and converted into U.S. Dollars at the exchange rate as of year-end and will be paid in 2026 with respect to compliance with pre-determined 2025 performance metrics.

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

During 2025, we granted our executive officers and directors options to purchase an aggregate of approximately 0.38 million shares and approximately 0.35 million RSUs and PSUs under our equity incentive plans. The exercise price of these options range between $191.47-$223.08, and their expiration dates range between February 2032 and September 2032.

All options granted to directors and executive officers in 2025 were granted with an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq on the applicable date of grant.

We recorded equity-based compensation expenses in our financial statements for the year ended December 31, 2025, for Mr. Zafrir, Mr. Greenberg, Mr. Friedrich, Ms. Kremer and Mr. Karo of $6.5 million, $5.7 million, $5.5 million, $1.4 million and $1.6 million, respectively. Assumptions and key variables used in the calculation of such amounts are described in Note 2y to our audited consolidated financial statements included in Item 18 of this Annual Report. All equity-based compensation grants to our Covered Executives were made in accordance with the parameters of our company’s executive compensation policy and were approved by the company’s Compensation Committee and Board of Directors, and, in the case of the equity-based compensation granted to Mr. Zafrir, also by the company’s shareholders in accordance with the Israeli Companies Law.

As of December 31, 2025, our executive officers and directors held options to purchase an aggregate of approximately 3.02 million shares and held 0.50 million RSUs and PSUs under our equity incentive plans. The exercise prices of these options range between $114.23 and $223.08, and their expiration dates range between June 2026 and September 2032.

Chief Executive Officer Compensation. Pursuant to the employment agreement of Nadav Zafrir, our Chief Executive Officer, as approved by our Compensation Committee, Board of Directors and the company’s shareholders, Mr. Zafrir is entitled to the following:

Cash Compensation: An annual base salary of NIS 1.44 million (~$0.45 million ), and an annual cash target bonus of NIS 1.5 million (~0.47 million ). The annual cash bonus targets are set annually by the Compensation Committee and the Board in line with Check Point's Executive Compensation Policy and the performance targets specified in the policy. The maximum bonus can reach up to 200% of the annual base salary.

Upon joining Check Point in December 2024, Mr. Zafrir was granted the following equity awards: (i) an RSU award of $4.4 million vesting in four annual installments, with $1.4 million of RSUs vesting after the first year and $1.0 million of RSUs vesting in each of the remaining second, third and fourth years, (ii) a PSU award of $4 million that is subject to achievement of a bookings growth performance criteria set by the Compensation Committee (over a period of four years), and (iii) a stock option award to purchase 123,892 ordinary shares at an exercise price equal to 100% of the last reported closing price of the ordinary shares on the date of grant, vesting gradually over a period of four years (with a Black-Scholes-Merton value of $6 million calculated on the date of grant).

Equity Compensation:

On September 3, 2025, following the approval of our Compensation Committee, Board of Directors and the company's shareholders at the 2025 Annual General Meeting, we granted Mr. Zafrir the following equity awards: (i) an RSU award of $5.0 million vesting in four annual installments, with $2.0 million of RSUs vesting after the first year and $1.0 million of RSUs vesting in each of the remaining second, third and fourth years, (ii) a PSU award of $4 million that is subject to achievement of a bookings and ARR growth performance criteria set by the Compensation Committee (over a period of four years), and (iii) a stock option award to purchase 118,475 ordinary shares at an exercise price equal to 100% of the last reported closing price of the ordinary shares on the date of grant, vesting gradually over a period of four years (with a Black-Scholes-Merton value of $6 million calculated on the date of grant).

In the event Check Point initiates a termination of Mr. Zafrir's employment in his first 24 months (other than for cause)(i.e., prior to December 1, 2026), then 50% of his unvested RSUs and stock options will vest at the end of his employment. In case of death or permanent disability, 100% of Mr. Zafrir's unvested equity awards will vest immediately with any applicable performance conditions deemed to be achieved at target.

Executive Chair Compensation. As approved by our Compensation Committee, Board of Directors and the company’s shareholders at the 2025 Annual General Meeting, Gil Shwed, our founder and Executive Chair of our Board of Directors, was granted options to purchase 170,000 ordinary shares at an exercise price equal to 100% of the closing price of the ordinary shares on the Nasdaq on the date of the grant, vesting gradually over a period of four years. We recorded equity-based compensation expenses in our consolidated financial statements for the year ended December 31, 2025, for Mr. Shwed of $10.7 million. Assumptions and key variables used in the calculation of such amounts are described in Note 2y to our audited consolidated financial statements included in Item 18 of this Annual Report.

In addition, we recorded cash compensation expenses for Mr. Shwed in 2025 of $24.6 thousands in salary expenses, and $24.0 thousands in benefit costs.

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

Outside and Independent Directors

Outside directors. In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two outside directors who meet the Israeli statutory requirements of independence. At least one of the outside directors is required to have “financial and accounting expertise”, and the other outside director or directors are required to have “professional expertise”, all as defined under the Israeli Companies Law. Our board of directors has determined that each of Yoav Chelouche, Dafna Gruber and Ray Rothrock has “financial and accounting expertise” and each of Dafna Gruber and Ray Rothrock has “professional expertise”.

An outside director serves for a term of three years, which may be extended for additional three-year terms. An outside director can be removed from office only under very limited circumstances. All of the outside directors must serve on the company’s audit committee and compensation committee (including one outside director serving as the chair of the audit committee and the compensation committee), and at least one outside director must serve on each committee of the board of directors. As of December 31, 2025, Yoav Chelouche, Dafna Gruber and Ray Rothrock are our outside directors under the Israeli Companies Law. Yoav Chelouche’s and Dafna Gruber’s term of office will expire in 2027, and Ray Rothrock’s term of office will expire in 2026.

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

Independent directors. The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq, requires issuers to comply with various corporate governance practices. Under the rules applicable to us as a foreign private issuer, we are required to have a majority of independent directors within the meaning of the applicable Nasdaq regulations. Our board of directors complies with these requirements by including a majority of members who are independent directors within the meaning of the applicable Nasdaq regulations.

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors (or a third of its board of directors in case the company has a controlling shareholder) will consist of individuals complying with certain independence criteria prescribed by the Israeli Companies Law, as well as certain other recommended corporate governance provisions. Although we have not included these provisions in our articles of association because our board of directors already complies with the independence requirements and the corporate governance rules of the Nasdaq, as described below, a majority of our board of directors and all the members of our audit committee, compensation committee and nominating, sustainability and corporate governance committee are directors who comply with the independence criteria prescribed by the Israeli Companies Law.

Our board of directors has determined that each of Yoav Chelouche, Dafna Gruber, Tzipi Ozer-Armon, Ray Rothrock, Tal Shavit Shenhav, Jill Smith and Jerry Ungerman is an independent director under the applicable Nasdaq regulations and the Israeli Companies Law. Our independent directors have regularly held meetings at which only independent directors are present.

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

In addition, the Nasdaq regulations also require us to maintain an audit committee consisting of at least three directors, all of whom must be independent under the Nasdaq regulations applicable to audit committee members and each of whom is financially literate and one of whom has accounting or related financial management expertise. Yoav Chelouche is the chairman of the audit committee. Dafna Gruber, Tzipi Ozer-Armon and Ray Rothrock serve as the other members of our audit committee. Following the filing of this Annual Report, Ms. Gruber will assume the role of Chair of the Audit Committee and replace Mr. Chelouche. The audit committee has adopted a written audit committee charter as required by the Nasdaq regulations.

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

In addition, the Nasdaq rules also require us to maintain a compensation committee consisting of at least two independent directors. Each of the members of the compensation committee is required to be independent under Nasdaq rules relating to compensation committee members, which are different from the general test for independence of board and committee members. Each of the members of our compensation committee satisfies those requirements. Yoav Chelouche is the chairman of the compensation committee. Dafna Gruber, Tzipi Ozer-Armon and Ray Rothrock serve as the other members of our compensation committee. The compensation committee has adopted a written compensation committee charter.

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

Nominating, Sustainability and Corporate Governance Committee. The nominating, sustainability and corporate governance committee identifies prospective board candidates, recommends nominees for election to our board of directors, develops and recommends board member selection criteria, considers committee member qualification, supervises the selection and composition of committees of our board of directors, provides oversight in the evaluation of our board of directors and each committee, oversees our policies, programs and strategies related to environmental, social and governance (ESG) matters and develops and recommends to the board a set of corporate governance guidelines. Jill Smith is the chairman of the nominating, sustainability and corporate governance committee. Tzipi Ozer-Armon and Tal Shavit Shenhav serve as the other members of our nominating, sustainability and corporate governance committee. The nominating, sustainability and corporate governance committee has adopted a written nominating committee charter.

Employees

As of December 31, 2025, we had 6,825  employees, as well as 354 subcontractors (336 subcontractors in 2024, 277 subcontractors in 2023). Over the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
	2025	2024	2023
Function:
Israel	2,944	2,874	2,672
Rest of the World	3,881	3,795	3,778
Total	6,825	6,669	6,450

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. The Israeli labor laws differ materially from U.S. labor laws and, in some cases, impose material obligations on us (such as severance pay and mandatory cost of living increases). We are also subject to the labor laws and regulations of other jurisdictions in the world where we have employees.

Share Ownership

The following table shows information regarding beneficial ownership by our directors and executive officers as of February 28, 2026. Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission.

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

The share numbers and percentages listed below are based on shares outstanding as of February 28, 2026.

Name	Number of shares beneficially owned (1)(5)	% of class of shares (2)		Title of securities covered by the options, RSUs and PSUs	Number of options, RSUs, and PSUs (3)	Exercise price of options	Date of expiration of options
Gil Shwed	26,492,908	25.03	%(4)	Ordinary shares	1,622,500	$122.12 - $173.21	08/02/2027 – 10/30/2031
All directors and officers as a group (12 persons including Mr. Shwed)(5)	27,030,338	25.43%		Ordinary shares	2,057,008	$114.23-$216.86	06/18/2026 – 09/02/2032

(1)
The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are exercisable and RSUs and PSUs that vest within 60 days after February 28, 2026.

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

(3)	Number of options immediately exercisable or exercisable and RSUs and PSU that vest within 60 days from February 28, 2026.
(4)
The share amount and holding percentage includes unexercised stock options. Without such unexercised stock options, the 24,870,408 issued ordinary shares held by Gil Shwed represented 23.86%  of the outstanding ordinary shares and voting rights as of February 28, 2026.

(5)	For information regarding the share ownership of each of our directors and executive officers, please refer to Item 7.A. “Major Shareholders and Related Party Transactions—Major Shareholders”.

Equity Incentive Plans

The following table summarizes our equity incentive plans, which have outstanding awards as of December 31, 2025:

Plan	Outstanding options, RSUs & PSUs	Options outstanding exercise price	Date of expiration of options	Options exercisable
2005 United States Equity Incentive Plan	1,024,515	$105.65-$191.47	06/18/2026-09/02/2032	166,960
2005 Israel Equity Incentive Plan	5,158,816	$114.23-$223.08	02/05/2026-09/03/2032	1,913,805
Dome9 Equity Incentive Plan	226	$12.99	12/21/2027	226

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

Accordingly, as of December 31, 2025, the number of Reserved and Authorized Shares under both Equity Plans together was reset to equal 11,178,565.

As of December 31, 2025, options to purchase 3,128,875 ordinary shares were outstanding under the Equity Plans and the Dome9 Equity Incentive Plan combined. The option exercise prices of the outstanding options as of December 31, 2025 range between $12.99 and $223.08 per share. As of December 31, 2025, 3,054,682 RSUs and PSUs were outstanding under the Equity Plans combined.

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

2005 United States Equity Incentive Plan, as Amended

Awards. The U.S. Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) Incentive Stock Options (ISOs), (ii) Non-statutory Stock Options (NSOs), (iii) Restricted Stock, (iv)  RSUs, (v) Performance Shares, (vi) Performance RSUs (“PSUs”) and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

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

2005 Israel Equity Incentive Plan, as Amended

Awards. The Israel Equity Plan provides for the following kinds of awards, which we refer to generically as awards: (i) “Approved 102 Options/Shares”, which are grants to directors, employees and officers that are eligible for favorable tax treatment in Israel and which must be held by a trustee for a minimum period as prescribed by Israeli law; (ii) “Non-approved 102 Options/Shares”, which are grants of options or shares that are not eligible for favorable tax treatment in Israel and which may be held directly by the participants; (iii) Restricted Stock; (iv) RSUs; (v) Performance Shares; (vi) PSUs; and (vii) Deferred Stock Units. All of these awards can vest based on time or performance milestones.

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

As of December 31, 2025, options to purchase 226 ordinary shares were outstanding under the Dome9 Equity Plan on that date. The single outstanding grant under this plan has a term of ten years, expiring in December 2027, and an option exercise price of $12.99 per share. No further options can be granted under the Dome9 Equity Plan.

Employee Stock Purchase Plans

In 1996, we adopted an Employee Stock Purchase Plan, which was subsequently amended and restated in 2015, and further amended in June 2019, July 2020, January 2024 and September 2025. We refer to the Employee Stock Purchase Plan, as amended and restated, as the US ESPP, and the Employee Stock Purchase Plan (Non-U.S. Employees), as the Non-US ESPP, and together with the US ESPP, as the “ESPPs”. The ESPPs permit employees to purchase ordinary shares through payroll deductions.

As of February 28, 2026, 586,872 ordinary shares were available under the US ESPP and 1,057,896 ordinary shares were available under the Non-US ESPP.

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

Disclosure of a Registrant’s Action to Recover Erroneous Awarded Compensation

 None.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information with respect to the beneficial ownership of our shares as of February 28, 2026 by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. The percentage of shares beneficially owned is based on 104,232,799 ordinary shares outstanding as of February 28, 2026. We have deemed our ordinary shares subject to stock options that are currently exercisable or exercisable within 60 days of February 28, 2026 or issuable pursuant to RSUs and PSUs that are subject to vesting and performance conditions expected to be satisfied within 60 days of February 28, 2026 to be outstanding and to be beneficially owned by the person holding the stock option, RSU or PSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See Exhibit 2.1 of the Annual Report. None of our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their ordinary shares. Unless otherwise noted below, each shareholder’s address is Check Point Technologies Ltd., 5 Shlomo Kaplan Street, Tel Aviv 6789159, Israel.

Name of Beneficial Owner	Number of Shares Beneficially Held	Percentage of Class
Directors and Executive Officers:
Gil Shwed (1)	26,492,908	25.03%
Nadav Zafrir (2)	44,288	*
Yoav Chelouche (3)	86,116	*
Dafna Gruber (4)	9,430	*
Tzipi Ozer- Armon (5)	34,832	*
Tal Shavit (6)	86,116	*
Ray A Rothrock (7)	60,284	*
Jerry Ungerman (8)	98,666	*
Jill D Smith (9)	22,382	*
Roei Golan	5,559	*
Nataly Kremer	4,552	*
Itai Greenberg (10)	85,205	*
All executive officers and directors as a group (12 persons)	27,030,338	25.43%
Other 5% Shareholder:
Massachusetts Financial Services Company (11)	7,937,229	7.61%
__________
* Less than 1%.

(1)
Shares beneficially owned consist of 24,870,408 shares and outstanding options to purchase 1,622,500 shares that are exercisable within 60 days of February 28, 2026. Without such unexercised stock options, the 24,870,408 issued ordinary shares held by Mr. Shwed represented 23.86% of the outstanding ordinary shares and voting rights as of February 28, 2026.

(2)	Shares beneficially owned consist of 13,315 shares and 30,973 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(3)	Shares beneficially owned consist of 3,225 shares and 82,891 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(4)	Shares beneficially owned consist of 289 shares and 9,141 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(5)	Shares beneficially owned consist of 3,191 shares and 31,641 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(6)	Shares beneficially owned consist of 3,225 shares and 82,891 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(7)	Shares beneficially owned consist of 2,393 shares and 57,891 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(8)	Shares beneficially owned consist of 15,775 shares and 82,891 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(9)	Shares beneficially owned consist of 1,991 shares and 20,391 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(10)	Shares beneficially owned consist of 49,407 shares and 35,798 shares issuable pursuant to outstanding options that are exercisable within 60 days of February 28, 2026.

(11)
As of December 31, 2025, based on information contained in a Schedule 13G/A filed by Massachusetts Financial Services Company with the Securities and Exchange Commission on January 28, 2026. The address for Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

According to our transfer agent, as of December 31, 2025, there were 84 holders of record of our ordinary shares in the United States, representing approximately 79.82% of our outstanding shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.

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

Legal Proceedings

We operate our business in various countries and accordingly attempt to utilize an efficient operating model to structure our tax payments based on the laws in the jurisdictions in which we operate. The breadth of our operations can cause disputes between us and various tax authorities in different parts of the world. In particular, following audits of the Company’s 2016–2020 corporate tax returns, the Israeli Tax Authority (the “ITA”) issued orders for the years 2016 through 2019 challenging our positions on several issues and demanded the payment of additional taxes in the aggregate amount of NIS 536 million (approximately $158 million), not including an amount of NIS 476 million (approximately $140 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation up to the tax settlement’s payment date, i.e. 31 July 2025). On November 29, 2023, the Company filed an appeal to the District Court of Tel Aviv against these orders.

In addition, the ITA issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 94 million (approximately $28 million), not including an amount of NIS 106 million (approximately $31 million) related to expenses that will be deductible in future years, with respect to the 2020 tax year (these amounts include interest and indexation up to the tax settlement’s payment date, i.e. 31 July 2025). On December 31, 2023 we submitted a tax appeal against the 2020 tax assessment to the ITA.

On July 15, 2025, the Company and the ITA entered into a settlement agreement under which the Company agreed to pay total additional taxes of NIS 223.2 million (approximately $66 million) in respect of the 2016–2020 tax years, which was ratified by the District Court of Tel Aviv on July 16, 2025.  The Company settled the tax demand payment to the ITA on July 31, 2025. The settlement fully and finally resolves all tax matters between the Company and the ITA relating to the 2016-2020 tax years.

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

ITEM 9.        THE OFFER AND LISTING

Our ordinary shares are traded publicly on the Nasdaq under the symbol “CHKP” and on the Frankfurt Stock Exchange under the symbol “CPW”.

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

In accordance with the Israeli Companies Law, our policy was last readopted in September 2025 by the compensation committee, the board of directors and our shareholders.

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

A copy of the Clawback Policy is filed as exhibit 97.1 to this Annual Report.

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

During 2025, the list of entities to which we contributed included, among others, the Tel Aviv University, Yeholot Association and Hostages and Missing Families Forum. Gil Shwed, our founder and Executive Chair, is a Governor of the Board of Governors of Tel Aviv University, the Chairman of the Board of Trustees of the Youth University of Tel Aviv University, the founder of Tel-Aviv University’s Check Point Institute for Information Technology and the Chairman of the Board of Directors of Yeholot Association Founded by the Rashi Foundation whose charter is, among other things, to reduce the dropout rates in high schools.

Borrowing power

Our articles of association grant broad powers to the board of directors to have us borrow, repay borrowings, make guarantees and grant security interests in borrowings.

Material Contracts

Summaries of the following material contracts are included in this annual report in the places indicated below:

-
Indenture, dated as of December 8, 2025, by and between the Company and U.S. Bank Trust Company, National Association, as Trustee, and Form of 0% Convertible Senior Notes due 2030 (See Note 10 to our audited consolidated financial statements included in Item 18 of this Annual Report).

-
Agreement, dated July 2, 2025, between Tel Aviv-Jaffa Municipality, Israel Electric Company Ltd., Check Point Software Technologies Ltd. and Israel Canada Shelf 3, Limited Partnership and Long-Term Lease Agreement, dated July 2, 2025, between Tel Aviv-Jaffa Municipality, Check Point Software Technologies Ltd. and Israel Canada Shelf 3, Limited Partnership (See Item 4 “Information on Check Point – Property, Plants and Equipment).

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

However, as discussed below, the rate is effectively reduced for income derived from our Technological preferred enterprise and from Special Technological Preferred Enterprise beginning 2024 onwards.

Law for the Encouragement of Capital Investments, 1959 (“Investment Law”)

Among other changes, the new Law includes Amendment 73 to the Investment Law (“Amendment 73”). Amendment 73 prescribes special tax tracks for technological enterprises. One of the tracks is for Technological preferred enterprise—an enterprise for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion. A technological preferred enterprise, as defined in the Law, which is located in the center of Israel will be subject to tax at a rate of 12% on profits deriving from intellectual property. “Special Preferred Technological Enterprise” (with consolidated annual revenue of its group is at least NIS 10 billion), as defined by the Investment Law, is entitled to a reduced tax rate of 6% on its preferred technological income, regardless of the place the company’s technology preferred enterprise is located.  The special tax tracks under Amendment 73 are subject to rules issued by the Minister of Finance. On May 1, 2017, the Israeli Finance Minister signed tax regulations implementing the OECD’s “nexus approach,” a base erosion and profit shifting (BEPS) requirement for intellectual property (IP) preferential tax regimes. The proposed regulations are subject to approval by the Parliament’s Finance Committee. On May 16, 2017 the Knesset Finance Committee approved the regulations effective as of January 1, 2017.

The benefits available to a Preferred Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations. If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled, and we may be required to refund the benefits in an amount linked to the Israeli consumer price index plus interest. We believe that our Special Preferred Technological Enterprise program currently operates, in compliance with all applicable conditions and criteria, but we cannot assure you that it will continue to do so.

We have derived, and expect to continue to derive, a substantial portion of our operating income from our Special Preferred Technological  enterprise. We are, therefore, eligible for reduced tax rates for an unlimited period.

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

Our tax assessments through the 2020 tax year are considered final.

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

Equity Based Compensation

The Israeli tax legislation enables a company to grant options/shares through one of three tax tracks:

(a) the income tax track through a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee), up to 47% tax in 2023, 2024 and in 2025, plus payments to the National Insurance Institute and health tax on the profit gained upon the earlier to occur of the transfer of the options/shares or the underlying shares from the trustee to the employee or the sale of the options/shares or the underlying shares by the trustee, and the company may deduct expenses pertaining to the options/shares for tax purposes. The shares/options (or upon their exercise, the underlying shares), must be held by a trustee for a period of 12 months commencing from the date of which the options/shares were issued and deposited with the trustee.

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

(c) the income tax track without a trustee pursuant to which the employee pays income tax rate (according to the marginal tax rate of the employee up to 47% in 2023, 2024 and in 2025, plus payments to the National Insurance Institute and health tax on the profit at the allotment date, and pays capital gains tax at a rate of 25% or 30% on the capital profit upon the sale of the underlying shares/shares, and we may not deduct expenses pertaining to the capital gain for tax purposes but may deduct expenses pertaining to the profit at the allotment date.

In addition, subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 721,560 for 2024 and for 2025 (the “Additional Tax”) which amount is linked to the annual change in the Israeli consumer price index. Additionally, effective from January 1, 2025, such individuals will also be subject to an additional surtax of 2% which will apply exclusively to their annual taxable income derived exclusively from capital sources income (including from dividend distribution) exceeding NIS 721,560 (the “Surtax”).

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

Controlling shareholders will be taxable under section 3(i) to the tax ordinance, according to which, the individual pays income tax rate (according to the marginal tax rate of the individual, up to 47% plus the Additional Tax if  the individual’s annual taxable income exceeded NIS 721,560 in 2024 and in 2025 as well as Surtax in 2025 as described above on the profit upon the sale of the underlying shares/shares.

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

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Under Israeli tax law, a distribution of dividends from income attributable to an Approved Enterprise, Privileged Enterprise, Preferred Enterprise,  Technological preferred enterprise or Special Technological preferred enterprise will be subject to tax in Israel at the rate of 15%/20%, which is withheld and paid by the company paying the dividend (,(apply on Approved Enterprise or Privileged Enterprise which are not considered Foreign Investors Company only if the dividend is distributed during the benefits period or within the following 12 years). However, if the dividend is attributable partly to income derived from an Approved, Privileged or Preferred  Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. Any distribution of dividends from income that is not attributable to an Approved Enterprise, Privileged Enterprise Preferred Enterprise,  Technological preferred enterprise or  Special Technological preferred enterprise will be subject to tax in Israel at the rate of 25% (or to a reduced tax rate if is distributing to a foreign shareholder based on an applicable tax treaty), except that dividends distributed to an individual who is deemed “a substantial shareholder” will be subject to tax at the rate of 30% ( or at a lower rate based on an applicable tax treaty).

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

Certain non-corporate U.S. Shareholders may qualify for preferential rates of taxation with respect to dividends on our capital stock if the dividends are “qualified dividend income”. Qualified dividend income generally includes dividends paid by a U.S. corporation or a “qualified foreign corporation”. A non-U.S. corporation, such as ours, generally will be considered to be a qualified foreign corporation if (i) our shares are readily tradable on an established securities market in the United States, or (ii) we are eligible for the benefits of a comprehensive U.S. income tax treaty determined to be satisfactory to the U.S. Department of the Treasury for purposes of this provision and which includes an exchange of information provision. The U.S. Department of the Treasury and the Internal Revenue Service have determined that the United States-Israel tax treaty (the “Treaty”) is satisfactory for this purpose. In addition, our shares are listed on the Nasdaq. However, no assurance can be given that our shares will be considered readily tradable on an established securities market in the future. The reduced rates do not apply unless certain holding period requirements are satisfied, nor do they apply to dividends received from a passive foreign investment company (a “PFIC”) (see discussion below). The information returns, reporting the dividends paid to U.S. Shareholders, will identify the amount of dividends eligible for the reduced rates.

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

A U.S. Shareholder may be able to mitigate certain adverse tax consequences of holding shares in a PFIC by making a “qualified electing fund”, “deemed sale” or “mark-to-market” election. However, these elections require specific conditions to be met, for example, as a U.S. Shareholder you may make a qualified electing fund election only if we agree to furnish certain tax information annually. We do not presently prepare or provide this information, and this information may not be available to you if we are subsequently determined to be a PFIC.

The mark-to-market election is available only for “marketable stock”. Generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the Nasdaq (on which our shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. While our shares are currently listed and traded on Nasdaq, no assurance can be given that our shares will be treated as marketable stock. U.S. Shareholders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to your shares under their particular circumstances.

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

The yield on new investments in our investment portfolio and our interest income was positively impacted by several years of rising interest rates. From the second half of 2024 interest rates started to fall as the Federal Reserve bank cut the Federal Funds Rate, and so did other central banks, which negatively affected the yield on new investments in our investment portfolio.

As of December 31, 2025 securities representing 5% of our investments portfolios are rated as AAA; securities representing 42% of the portfolio are rated between AA- and AA+; securities representing 53% of the portfolio are rated between A- and A+; securities representing 1% of the portfolio are rated as BBB+ or below.

The table below provides information regarding our investments in cash, cash equivalents, short-term bank deposits and marketable securities, as of December 31, 2025:

	Maturity					Total Par Value	Fair Value at Dec. 31, 2025
	2026	2027	2028	2029	2030
	(in millions)
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	$177.6	$74.0	$98.2	$81.1	$44.4	$475.3	$474.3
Debt securities issued by other governments	9.4	11.7	10.8	7.0	-	38.9	39.3
Corporate debt securities	504.8	394.2	265.2	211.6	130.0	1,505.8	1,502.4
Cash	109.8					109.8	109.8
Short-term bank deposits	525.7					525.7	525.7
Cash equivalents:
Money market funds	1,464.5	-	-	-	-	1,464.5	1,464.5
Short term deposits	225.7	-	-	-	-	225.7	225.7

Total	$3,017.5	$479.9	$374.2	$299.7	$174.4	$4,345.7	$4,341.7

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and we incur majority of our expenses in U.S. dollar, Israeli Shekel and Euro currencies. According to the factors indicated in ASC 830, “Foreign Currency Matters”, our cash flow, sale price, sales market, expense, financing and inter-company transactions, and arrangement indicators, are predominantly denominated in U.S. dollars. In addition, the U.S. dollar is the primary currency of the economic environment in which we operate, and thus, the U.S. dollar is our functional and reporting currency.

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

We entered into forward contracts to hedge the foreign currency exchange impacts on assets and liabilities denominated in various foreign currencies. As of December 31, 2025, the total amount of outstanding forward contracts that did not qualify for hedge accounting was $196.0 million. These contracts were for a period of up to twelve months. The net amount of gains and losses recognized in “financial income, net” during 2025 was a gain of $30.3 million.

During 2025, we entered into forward contracts to hedge against the risk of overall changes in foreign currency exchange rates on future cash flow from payments of payroll and related expenses denominated in Israeli Shekel and Euro. These contracts qualified for cash flow hedge accounting and as such the net amount of gains and losses of $29.1 million in gain was recognized when the related expenses were incurred, and classified in operating expenses during 2025. As of December 31 2025, the notional amount of outstanding forward contracts that qualified for cash flow hedge accounting was $328.8 million and their fair value gain amount was $29.8 million.

Our operating expenses may be affected by fluctuations in the value of the U.S dollar as it relates to foreign currencies; with Israeli Shekel and Euro having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, a 10% weakening in the value of the dollar relative to the currencies in which our operating expenses are denominated in 2025 would result in an increase in operating expenses of $79.5 million for the year ended December 31, 2025. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

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

ITEM 15.     CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2025, our management, including our Chief Executive Officer and Chief Financial Officer,  evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and our management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2025, to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information related to us and our consolidated subsidiaries is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In conducting its assessment of internal control over financial reporting, management used the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (the 2013 Framework) as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

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

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Yoav Chelouche is an “audit committee financial expert” and that he is independent under the applicable Securities and Exchange Commission and Nasdaq rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees and Services

The following table sets forth the aggregate fees for the audit and other services provided by Kost, Forer, Gabbay & Kasierer, a member of EY Global and other members of EY Global during the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024
	Amount	Percentage	Amount	Percentage
	(in millions, except percentages)
Audit fees (1)	$1.1	55%	$0.9	69%
Audit related fees (2)	0.5	25%	0.2	15%
Tax fees (3)	0.4	20%	0.2	16%
All Other Fees (4)	-	-	-	-

Total	$2.0	100%	$1.3	100%

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

(2)	“Audit-related fees” are fees for professional services, mainly related to the Convertible Note offering and due diligence work.
(3)
“Tax fees” are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices and employee benefits.

(4)
“All Other Fees” are fees for products and services other than those described above. For each of the fiscal years ended in December 31, 2025 and 2024, there were no fees for products or services other than those described above.

Audit committee’s pre-approval policies and procedures

Our audit committee chooses and engages our independent auditors to audit our financial statements, with the approval of our shareholders as required by Israeli law. Our audit committee adopted a policy requiring our management to obtain the audit committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. This policy, which is designed to assure that such engagements do not impair the independence of our auditors, requires pre-approval from the audit committee on an annual basis for the various audit and non-audit services that may be performed by our auditors. In addition, the audit committee limited the aggregate amount of fees our auditors may have received during 2025 and 2024, and will receive during 2026 for non-audit services in certain categories.

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

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As of December 31, 2025 and since we started repurchase programs, we repurchased the company’s ordinary shares for an aggregate amount of $17,073 million. On July 11, 2024 the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2 billion. Under the current plan, the Board of Directors is authorized to repurchase up to $325 million a quarter of ordinary shares, and in connection with our convertible notes offering in December 2025, the Board of Directors was authorized to repurchase an additional $100 million of ordinary shares .. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

During 2025, we used $1,400 million to repurchase approximately 6.8 million ordinary shares, which were repurchased under our repurchase program. The table below provides detailed information In million other than the average price per share per ordinary share.

Period	Total Number of Ordinary Shares Purchased (1)	Average Price per Ordinary Share	Approximate Dollar Amount Available for Repurchase under the Plans or Programs
January 1 – January 31	0.5	$190	$1,803
February 1 – February 28	0.5	$217	$1,696
March 1 – March 31	0.5	$225	$1,573
April 1 – April 30	0.5	$216	$1,463
May 1 – May 31	0.5	$221	$1,352
June 1 – June 30	0.5	$225	$1,248
July 1 – July 31	0.4	$221	$1,148
August 1 – August 31	0.7	$187	$1,013
September 1 – September 30	0.5	$194	$923
October 1 – October 31	0.6	$197	$813
November 1 – November 30	0.5	$194	$723
December 1 – December 31	1.1	$191	$498

Total	6.8	$207

(1)	All the Ordinary Shares were purchased as part of publicly announced plans or programs.

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.   CORPORATE GOVERNANCE

As a foreign private issuer whose shares are listed on the Nasdaq, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules (each a “Nasdaq Rule” and together the “Nasdaq Rules”).

We do not comply with the Nasdaq rule that an issuer listed on the Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock. Our articles of association, consistent with the Israeli Companies Law, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. As such, our quorum requirements for an adjourned meeting do not comply with the Nasdaq Rules and instead follow our home country practice.

In addition, we do not follow the Nasdaq Marketplace Rule, requiring that we obtain shareholder approval for the establishment of amendment to certain equity-based compensation plans and arrangements. Under Israeli law and practice, the approval of the board of directors is required for the establishment or amendment of compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder, in which case compensation committee or audit committee and shareholder approval are also required. We follow our home country law and therefore require board approval only for establishing or amending equity-based compensation plans and arrangements, unless the arrangement is for the benefit of a director or a controlling shareholder.

As a foreign private issuer listed on the Nasdaq, we may also follow home country practice with regard to, among other things, composition of the board of directors, compensation practices and compensation committee practices, director nomination process and regularly scheduled meetings at which only independent directors are present. In addition, we may follow our home country practice, instead of the Nasdaq Rules, which require that we obtain shareholder approval for certain dilutive events, such as for an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of Nasdaq Rules must submit to Nasdaq in advance a written statement from independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

See Item 3.D. “Key Information – Risk factors – Risks Related to Our Operations In Israel – As a foreign private issuer whose shares are listed on the Nasdaq Global Select Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements”, Item 6 “Directors, Senior Management and Employees – Board Practices” and Item 10 “Additional Information – Articles of Association and Israeli Companies Law” for a detailed description of the significant ways in which the registrant’s corporate governance practices differ from those followed by U.S. companies under the listing standards of the Nasdaq Global Select Market.

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a written insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Additionally, with respect to our trading in Check Point own securities, it is our policy to comply with the U.S. federal securities laws and the applicable exchange listing requirements.

A copy of the Insider Trading Policy, is filed as an exhibit to this Annual Report.

 ITEM 16K. CYBERSECURITY

Cyber security Risk Management and Strategy

As a public security company, we prioritize robust cyber security measures to protect our assets, operations, and stakeholders. We have established policies and processes for assessing, identifying, and managing material risks from cyber security threats (as defined below), and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cyber security threats, including any potential cyber security incidents (as defined below).

We conduct periodic risk assessments to identify cyber security threats, as well as additional assessments in the event of a material change in our business practices that may affect information systems (as defined below) that are vulnerable to such cyber security threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we re-design, implement, and maintain reasonable safeguards to minimize identified risks; reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Security & Trust Officer, our Chief Information Security Officer (“CISO”) and our Chief Information Officer (“CIO”), to manage the risk assessment and mitigation process.

As part of our overall risk management process, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management.  Personnel at all levels and departments receive training on our cyber security policies.

We engage our internal auditors and other third parties in connection with our risk assessment processes. These service providers assist us to design and implement our cyber security policies and procedures in accordance with common best practices and methodologies, as well as to monitor and test our security controls.

We maintain a third-party risk management process with regard to third-party service providers, pursuant to which third-party service providers that store, process, or have access to our data, integrate with our systems, or provide certain services to us are required to undergo a security assessment prior to approval. Approved service providers are subject to ongoing monitoring, and we conduct periodic reviews of critical and high-risk service providers to help ensure continued compliance with our security requirements.

We have not identified any risks from known cyber security threats, including as a result of any prior cyber security incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition.

We regularly experience attempts by third parties to gain unauthorized access to, or to introduce malicious software into, our information technology systems. While a limited number of these attempts have resulted in minor and isolated incidents, they were promptly identified, investigated and remediated in real time by our cyber security and information technology teams. Based on our investigations, these incidents did not affect our customers, did not involve any leakage of customer or company data, and did not result in any material impact on our operations. For additional information regarding whether any risks from cyber security threats, including as a result of any previous cyber security incidents, have materially affected or are reasonably likely to materially affect our company, including our business strategy, results of operations, or financial condition, please refer to Item 3D, “Key Information – Risk Factors”, in this Annual Report on Form 20-F, including the risk factors entitled “Other General Risks and Risks Related to the Ownership of Our Ordinary Shares - Our information technology systems, networks and products and services have been, and may continue to be, subject to various security threats and cyber security incidents”.

Cyber Security Governance

Our Board of Directors considers cyber security risk as part of its risk oversight function and has delegated oversight of cyber security and other information technology risks to the Audit Committee. As such, the Audit Committee oversees management’s implementation of our cyber security risk management program.

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

Our management team, particularly our CIO, oversees our cyber security policies and processes, including those described in “Cyber security Risk Management and Strategy” above, and is responsible for assessing and managing our material risks from cyber security threats. Our CIO and his team have primary responsibility for our overall cyber security risk management program and supervise both our internal cyber security personnel and our retained external cyber security consultants. Our management team’s experience includes our  CIO’s 18 years of experience in IT services, since 2008.

Our CIO supervises efforts to prevent, detect, mitigate, and remediate cyber security risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

For purposes of this Item 16K:

-
A “cyber security incident” means an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through our information systems that jeopardizes the confidentiality, integrity, or availability of a registrant’s information systems or any information residing therein.

-
A “cyber security threat” means any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

-
“Information systems” means electronic information resources, owned or used by us, including physical or virtual infrastructure controlled by such information resources, or components thereof, organized for the collection, processing, maintenance, use, sharing, dissemination, or disposition of our information to maintain or support our operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

See beginning on page F-1 below.

ITEM 18. FINANCIAL STATEMENTS

Check Point has responded to Item 18.

ITEM 19. EXHIBITS

1	Articles of Association of Check Point Software Technologies Ltd. (1)
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	Form of Director Insurance, Indemnification and Exculpation Agreement between Check Point Software Technologies Ltd. and its directors (2)
4.2	Check Point Software Technologies Ltd. 2005 Israel Equity Incentive Plan, as amended (3)
4.3	Check Point Software Technologies Ltd. 2005 United States Equity Incentive Plan, as amended (4)
4.4	Check Point Software Technologies Ltd. Employee Stock Purchase Plan, as Amended and Restated (5)
4.5	Check Point Software Technologies Ltd. Employee Stock Purchase Plan (Non-U.S. Employees) (6)
4.6	A translation of an agreement between Tzlil Ad Ltd. and Check Point Software Technologies Ltd., for the purchase of the leasing rights of a building in Tel Aviv, Israel, dated as of March 19, 2006 (7)
4.7	Dome9 Security Ltd. 2011 Share Option Plan and the 2016 Equity Incentive Subplan (8)
4.8	Check Point Software Technologies Ltd. Executive Compensation Plan (9)
4.9	Indenture, dated as of December 8, 2025, by and between Check Point Software Technologies Ltd. and U.S. Bank Trust Company, National Association, as Trustee (10)
4.10	Form of 0.00% Convertible Senior Note due 2030 (11)
4.11
Agreement, dated July 2, 2025, between Tel Aviv-Jaffa Municipality, Israel Electric Company Ltd., Check Point Software Technologies Ltd. and Israel Canada Shelf 3, Limited Partnership and Long-Term Lease Agreement, dated July 2, 2025, between Tel Aviv-Jaffa Municipality, Check Point Software Technologies Ltd. and Israel Canada Shelf 3, Limited Partnership (12)

8	List of subsidiaries (13)
11	Check Point Software Technologies Ltd. Insider Trading Policy (14)
12.1	Certification of the Chief Executive Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer pursuant to §302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
15	Consent of Kost, Forer, Gabbay & Kasierer, a Member of EY Global
97.1	Check Point Software Technologies Ltd. Clawback Policy (15)
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

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to Exhibit 1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(2)	Incorporated by reference to Exhibit 4.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2005.
(3)	Incorporated by reference to Exhibit 4.2 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(4)	Incorporated by reference to Exhibit 4.3 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(5)	Incorporated by reference to Exhibit 4.1 of Check Point’s Registration Statement on Form S-8 (No. 333-207355) filed with the Securities and Exchange Commission on October 8, 2015.
(6)	Incorporated by reference to Exhibit 4.5 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2017.
(7)	Incorporated by reference to Exhibit 4.11 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2006.
(8)	Incorporated by reference to Exhibit 4.2 of Check Point’s Registration Statement on Form S-8 (No. 333-228075) filed with the Securities and Exchange Commission on October 31, 2018.
(9)	Incorporated by reference to Annex A of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on July 28, 2025.
(10)	Incorporated by reference to Exhibit 4.1 of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on December 8, 2025.
(11)	Incorporated by reference to Exhibit 4.2 of Check Point’s Report on Form 6-K filed with the Securities and Exchange Commission on December 8, 2025.
(12)	English summary of Hebrew originals
(13)	Incorporated by reference to “Item 4 – Information on Check Point – Organizational Structure” in this Annual Report on Form 20-F.
(14)	Incorporated by reference to Exhibit 4.9 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.
(15)   Incorporated by reference to Exhibit 97.1 of Check Point’s Annual Report on Form 20-F for the year ended December 31, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

By:	/s/ Nadav Zafrir
Nadav Zafrir
Chief Executive Officer

By:	/s/ Roei Golan
Roei Golan
Chief Financial Officer

Date: March 31, 2026

CHECK POINT SOFTWARE TECHNOLOGIES LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

IN U.S. DOLLARS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Check Point Software Technologies Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Check Point Software Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2026, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

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

Auditing the management’s determination of the standalone selling price required challenging and subjective auditor judgment due to the subjective assumptions used to establish the standalone selling price for each performance obligation. Standalone selling price for goods and services can evolve over time due to changes in the Company’s pricing practices that may be influenced by competition, changes in demand for products and services, and economic factors, among others. This in turn led to significant auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s determination of the standalone selling price.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s revenue process, including controls over the development of assumptions used to determine the standalone selling prices.

Our substantive audit procedures included testing management’s determination of standalone selling prices for each performance obligation, including assessing the appropriateness of the methodology applied, testing the mathematical accuracy of the underlying data and evaluating the significant assumptions used by the Company. We also performed sensitivity analyses over key assumptions to assess the impact on revenue recognition that could result from changes to the Company’s assumptions.

Uncertain Tax Positions

Description of the Matter
As discussed in Note 12 to the consolidated financial statements, the Company operates its business in various jurisdictions, and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in each jurisdiction in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world. The Company uses significant judgment in (1) determining whether a tax position’s technical merits are more-likely-than-not to be sustained and (2) measuring the amount of tax benefit that qualifies for recognition.

Auditing management’s evaluation of whether an uncertain tax position is more-likely-than-not to be sustained and the measurement of the benefit of various tax positions can be complex and involves significant auditor judgment. Management’s evaluation of tax positions is based on interpretations of tax laws and legal rulings, and may be impacted by regulatory changes and judicial and examination activity.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over management’s process to assess the technical merits of the Company’s tax positions and management’s process to measure the benefit of its tax positions that qualify for recognition.

We evaluated the Company’s assessment of which tax positions are more likely than not to be sustained and the related measurement of the amount of tax benefit that qualifies for recognition. Our audit procedures included, evaluating management’s assumptions and analysis, and, as applicable, the Company’s communications with tax authorities and tax opinions obtained by the Company, that detailed the basis and technical merits of the uncertain tax positions. We involved our tax professionals in assessing the technical merits of certain of the Company’s tax positions based on our knowledge of relevant tax laws and experience with related taxing authorities.

/s/ Kost Forer Gabbay & Kasierer

A Member of EY Global

We have served as the Company’s auditor since 1994.

Tel-Aviv, Israel

March 31, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Check Point Software Technologies Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Check Point Software Technologies Ltd. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Check Point Software Technologies Ltd. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated March 31, 2026 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Kost Forer Gabbay & Kasierer A Member of EY Global
Tel-Aviv, Israel March 31, 2026

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

In millions

	December 31,
	2025	2024

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,800.0	$506.2
Short-term bank deposits	525.7	134.0
Marketable securities	689.2	731.7
Trade receivables, net	769.1	728.8
Prepaid expenses and other assets	180.0	92.7

Total current assets	3,964.0	2,193.4

LONG-TERM ASSETS:
Marketable securities	1,326.8	1,411.9
Property and equipment, net	82.9	80.8
Deferred tax asset, net	68.3	74.7
Intangible assets, net	214.2	201.4
Goodwill	1,904.3	1,695.7
Lease prepayment	159.9	-
Other assets	86.0	96.6

Total long-term assets	3,842.4	3,561.1

Total assets	$7,806.4	$5,754.5

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (CONT’D)

In millions (except share and per share data)

	December 31,
	2025	2024

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$27.6	$54.8
Employees and payroll accruals	229.3	241.5
Deferred revenues	1,530.1	1,471.3
Accrued expenses and other liabilities	149.7	176.6

Total current liabilities	1,936.7	1,944.2

LONG-TERM LIABILITIES:
Convertible senior notes, net	1,972.1	-
Deferred revenues	650.3	529.0
Income tax accrual	329.7	459.6
Other liabilities	35.5	32.3

Total long-term liabilities	2,987.6	1,020.9

Total liabilities	4,924.3	2,965.1

SHAREHOLDERS’ EQUITY:
Ordinary shares, NIS 0.01 par value, 500,000,000 shares authorized at December 31, 2025 and 2024; 261,223,970 shares issued at December 31, 2025 and 2024; 105,596,035 and 108,368,523 shares outstanding at December 31, 2025 and 2024, respectively	0.8	0.8
Additional paid-in capital	3,331.6	3,049.5
Treasury shares at cost, 155,627,935 and 152,855,447 ordinary shares at December 31, 2025 and 2024, respectively	(15,555.8)	(14,264.4)
Accumulated other comprehensive income (loss)	34.8	(10.3)
Retained earnings	15,070.7	14,013.8

Total shareholders’ equity	2,882.1	2,789.4

Total liabilities and shareholders’ equity	$7,806.4	$5,754.5

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

In millions (except share and per share data)

	Year ended December 31,
	2025	2024	2023
Revenues:
Products and licenses	$548.2	$507.9	$497.4
Security subscriptions	1,219.0	1,104.2	981.2
Software updates and maintenance	958.2	952.9	936.1

Total revenues	2,725.4	2,565.0	2,414.7

Operating expenses:
Cost of products and licenses *)	105.8	97.8	99.3
Cost of security subscriptions *)	90.9	72.6	57.0
Cost of software updates and maintenance *)	132.6	123.9	112.3
Amortization of technology	32.5	25.0	14.0

Total cost of revenues	361.8	319.3	282.6

Research and development	456.7	394.9	368.9
Selling and marketing	947.0	862.9	747.1
General and administrative	128.8	111.9	117.0

Total operating expenses	1,894.3	1,689.0	1,515.6

Operating income	831.1	876.0	899.1
Financial income, net	114.0	96.1	76.5

Income before taxes on income (tax benefit)	945.1	972.1	975.6
Taxes on income (tax benefit)	(111.8)	126.4	135.3

Net income	$1,056.9	$845.7	$840.3

Basic earnings per ordinary share	$9.85	$7.65	$7.19
Number of shares used in computing basic earnings per share	107,264,069	110,617,625	116,913,913

Diluted earnings per ordinary share	$9.62	$7.46	$7.10
Number of shares used in computing diluted earnings per share	109,913,789	113,406,896	118,347,749

*)	Not including amortization of technology shown separately.

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions (except share and per share data)

	Year ended December 31,
	2025		2024		2023

Net income	$1,056.9		$845.7		$840.3

Other comprehensive income

Change in unrealized gains on marketable securities:
Unrealized gains arising during the period, net of tax	23.6		27.1		49.1
Gains reclassified into earnings, net of tax	*	)	*	)	5.2

	23.6		27.1		54.3

Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) arising during the period, net of tax	48.9		(2.9)		(12.0)
(Gains) losses reclassified into earnings, net of tax	(27.4)		4.7		16.4

	21.5		1.8		4.4

Other comprehensive income, net of tax	45.1		28.9		58.7

Comprehensive income	$1,102.0		$874.6		$899.0

*) Represents an amount lower than $0.1

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In millions (except share and per share data)

				Accumulated
		Additional	Treasury	other		Total
	Ordinary	paid-in	shares	comprehensive	Retained	shareholders’
	shares	capital	at cost	income (loss)	earnings	equity

Balance as of January 1, 2023	$0.8	$2,500.7	$(11,802.1)	$(97.9)	$12,327.8	$2,929.3

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (2,001,548 ordinary shares)	-	85.2	48.5	-	-	133.7
Treasury shares at cost (9,857,092 ordinary shares)	-	-	(1,287.6)	-	-	(1,287.6)
Stock-based compensation	-	145.3	-	-	-	145.3
Other comprehensive loss, net of tax	-	-	-	58.7	-	58.7
Fair value of awards attributable to pre-acquisition services	-	1.3	-	-	-	1.3
Net income	-	-	-	-	840.3	840.3

Balance as of December 31, 2023	$0.8	$2,732.5	$(13,041.2)	$(39.2)	$13,168.1	$2,821.0

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (3,123,455 ordinary shares)	-	164.2	76.7	-	-	240.9
Treasury shares at cost (7,661,359 ordinary shares)	-	-	(1,299.9)	-	-	(1,299.9)
Stock-based compensation	-	149.7	-	-	-	149.7
Other comprehensive income, net of tax	-	-	-	28.9	-	28.9
Fair value of awards attributable to pre-acquisition services	-	3.1	-	-	-	3.1
Net income	-	-	-	-	845.7	845.7

Balance as of December 31, 2024	$0.8	$3,049.5	$(14,264.4)	$(10.3)	$14,013.8	$2,789.4

Issuance of treasury shares under stock purchase plans, upon exercise of options and vesting of restricted stock units (4,076,091 ordinary shares)	-	263.7	108.6	-	-	372.3
Treasury shares at cost (6,848,579 ordinary shares)	-	-	(1,400.0)	-	-	(1,400.0)
Purchase of capped calls	-	(192.0)	-			(192.0)
Stock-based compensation	-	205.6	-	-	-	205.6
Other comprehensive income, net of tax	-	-	-	45.1	-	45.1
Fair value of awards attributable to pre-acquisition services	-	4.8	-	-	-	4.8
Net income	-	-	-	-	1,056.9	1,056.9

Balance as of December 31, 2025	$0.8	$3,331.6	$(15,555.8)	$34.8	$15,070.7	$2,882.1

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income	$1,056.9	$845.7	$840.3
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	24.8	24.0	23.1
Amortization of premium and accretion of discount on marketable securities, net	(12.0)	(6.4)	3.1
Realized loss on sale of marketable securities, net	* )	* )	6.7
Amortization of intangible assets	68.1	59.6	24.3
Stock-based compensation	205.6	149.7	145.3
Amortization of debt discount	0.4	-	-
Net gain from financing expenses	(22.8)	-	-
Deferred taxes	(24.1)	(12.1)	(9.5)
Increase in trade receivables, net	(38.0)	(65.9)	(9.9)
Increase in prepaid expenses and other assets	(45.3)	(13.0)	(51.1)
Increase (decrease) in trade payables	(27.1)	5.4	17.9
Increase (decrease) in employees and payroll accruals	(14.7)	(2.4)	26.7
Decrease in income tax accrual and accrued expenses and other liabilities	(149.2)	(12.0)	(0.9)
Increase in deferred revenues	176.2	79.5	21.8
Other	0.6	0.3	0.1

Net cash provided by operating activities	1,199.4	1,052.4	1,037.9

Cash flows from investing activities:

Proceeds from short-term bank deposits	285.5	157.0	510.6
Proceeds from maturity of marketable securities	931.9	1,084.4	1,022.9
Proceeds from sale of marketable securities	6.9	22.3	491.9
Investment in marketable securities	(767.9)	(839.2)	(947.3)
Investment in short-term bank deposits	(677.2)	(238.5)	(132.0)
Cash paid in conjunction with acquisitions, net of acquired cash	(273.1)	(185.8)	(458.8)
Lease prepayment	(159.9)	-	-
Purchase of property and equipment	(26.6)	(24.2)	(18.6)

Net cash provided by (used in) investing activities	$(680.4)	$(24.0)	$468.7

*) Represents an amount lower than $0.1

The accompanying notes are an integral part of the consolidated financial statements.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT’D)

In millions

	Year ended December 31,
	2025	2024	2023
Cash flows from financing activities:

Proceeds from issuance of treasury shares upon exercise of options	$393.2	$258.6	$133.7
Proceeds from issuance of convertible senior notes, net	1,971.7	-	-
Purchase of capped calls	(192.0)	-	-
Purchase of treasury shares at cost	(1,400.0)	(1,299.9)	(1,287.6)
Payments related to shares withheld for taxes	(20.9)	(18.6)	(11.0)

Net cash provided by (used in) financing activities	752.0	(1,059.9)	(1,164.9)

Effect of exchange rate changes on cash and cash equivalents	22.8	-	-

Increase (decrease) in cash and cash equivalents	1,293.8	(31.5)	341.7
Cash and cash equivalents at the beginning of the year	506.2	537.7	196.0

Cash and cash equivalents at the end of the year	$1,800.0	$506.2	$537.7

Supplemental disclosure of cash flow information:

Cash paid during the year for taxes on income	$156.7	$122.5	$118.7

Non-cash investing activity

Fair value of awards attributable to pre-acquisition services	4.8	3.1	1.3
Operating lease liabilities arising from obtaining right of use assets	$10.7	$12.3	$2.3

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

b.
In each 2025, 2024 and 2023, approximately 39%, 39% and 40% respectively, of the Company’s revenues were derived from three channel partners. Revenues derived from one channel partner in 2025, 2024 and 2023 were 15%, 14% and 14%, respectively, and revenues derived from the second channel partner in 2025, 2024 and 2023 were 13%, 13%, and 14%, respectively, and revenues derived from the other channel partner in 2025, 2024 and 2023 were 11%,12% and 12% respectively of the Company’s revenues in such years. Trade receivable balances from these three channel partners aggregated $335.0 and $331.5 as of December 31, 2025 and 2024 respectively.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

All transaction gains and losses from the re-measured monetary balance sheet items are reflected in the consolidated statements of income as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Check Point Ltd. and subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash and with original maturities of three months or less as of the investment date.

e.	Short-term bank deposits:

Bank deposits with maturities of more than three months at investment but less than one year are included in short-term bank deposits. Such deposits are stated at cost which approximates fair values.

f.	Trade Receivables:

The Company records trade receivables when it has unconditional right to consideration. Trade receivables are recorded net of credit losses allowance for any potential uncollectible amounts.

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

As of December 31, 2025 and 2024, the allowances for credit losses of trade receivable were insignificant.

The Company writes off receivables when they are deemed uncollectible, having exhausted all collection efforts. Actual collection experience may not meet expectations and may result in increased bad debt expense. Allowances for credit losses and total write offs expenses during 2025, 2024 and 2023 were insignificant.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Investments in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments - Debt Securities”.

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its marketable debt securities as available-for-sale (“AFS”). Available-for-sale debt securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in accumulated other comprehensive income (loss) in shareholders’ equity. Realized gains and losses on sale of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities sold.

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

The credit losses recorded for the years ended December 31, 2025, 2024 and 2023 were insignificant.

The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date. Marketable debt securities with maturities of 12 months or less are classified as short-term, and marketable debt securities with maturities greater than 12 months are classified as long-term

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

i.
Leases:

The company’s operating leases are comprised of office leases.

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

Below is a summary of the Company's ROU assets and operating lease liabilities:

	December 31,
	2025	2024
Operating lease ROU assets	$31.4	$27.1

Operating lease liabilities, current	11.9	8.8
Operating lease liabilities, long-term	22.7	21.0

Total operating lease liabilities	$34.6	$29.8

The weighted-average remaining lease term and discount rate were as follows:

	December 31,
	2025	2024
Weighted-average remaining lease term	3.7	4.2
Weighted-average discount rate	4.1%	3.8%

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Rent expenses for the years ended December 31, 2025, 2024 and 2023, were $11.7, $9.6 and $7.7 respectively.

The Company has a lease that has not yet commenced, for its new campus site in Israel. The lease is expected to commence during fiscal 2026 with a lease term of approximately 83 years. As of December 31, 2025 the Company has prepaid lease payments in connection with the land of Checkpoint Campus in the amount of $159.9.

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

During the measurement period, which may extend for up to one year from the acquisition date, the Company may record adjustments to the provisional fair values of the assets acquired and liabilities assumed, with a corresponding adjustment to goodwill. Upon the earlier of the end of the measurement period or the final determination of the fair values of the assets acquired and liabilities assumed, any subsequent adjustments are recorded in earnings.

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

During the years 2025, 2024 and 2023, no goodwill impairment losses have been identified.

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment”, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years 2025, 2024 and 2023, no impairment losses have been identified.

n.	Manufacturing partner and supplier liabilities:

The Company purchases manufactured products from its original design manufacture (“ODM”). The Company generally does not own the manufactured products. ODM’s provide services of design, manufacture, orders fulfillment and support with a full turn-key solution to meet the Company’s detailed requirements. If the actual demand is significantly lower than forecast, the Company records a liability for its commitment in excess of the actual demand. As of December 31, 2025 and 2024, the Company has not accrued any significant liability in respect with this exposure.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Research and development costs:

Research and development costs are charged to the consolidated statements of income as incurred. ASC No. 985-20, “Software - Costs of Software to Be Sold, Leased, or Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release, have been insignificant. Therefore, research and development costs are expensed as incurred. As of December 31, 2025 the Company has not capitalized any significant costs.

p.	Revenue recognition:

The Company derives its revenues mainly from sales of products and licenses, security subscriptions and software updates and maintenance. The Company’s products are generally integrated with software that is essential to the functionality of the product. The Company sells its products primarily through channel partners including distributors, resellers, OEMs (Original Equipment Manufacturers), system integrators and MSSPs (Managed Security Service Providers), all of whom are generally considered end-users. The Company’s standard payments terms are net 30 days, however there are cases where the Company extend the payment terms for longer periods. Shipping fees charged to customers are reported as part of revenues.

The Company’s security subscriptions provide customers with access to its suite of security solutions and is sold as a service. Security subscription revenue also includes software licenses that are not distinct from the related software updates. Revenue related to the combined performance obligation is recognized over the period the updates are delivered as the nature of the performance obligation is to provide security over the contract term.

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

The Company’s arrangements typically contain various combinations of its products and licenses, security subscriptions, software updates and maintenance, and professional services, which are distinct and are accounted for as separate performance obligations. The Company allocates the transaction price to each performance obligation based on its relative standalone selling price. Standalone selling prices are typically estimated based on observable transaction when the underlying goods or services are sold on a standalone basis.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenues from sales of products and licenses are recognized when control of the promised goods is transferred to the customer, or upon electronic transfer of the Certificate Key to the Customer. Revenues from security subscriptions and from software updates and maintenance are recognized ratably over the term of the agreement since these services generally have a consistent continuous pattern of transfer to a customer during the contract period. Revenues from professional services are recognized over time, based on customer usage, which the Company believes best depicts the transfer of services to the customers. In instances where performance obligations do not have observable standalone sales, the Company utilizes available information that may include market conditions, pricing strategies, and other observable inputs.

Deferred revenues represent mainly the unrecognized revenue billed to customers for security subscriptions and for software updates and maintenance. Such revenues are recognized ratably over the term of the related agreement. The amount of revenues recognized in the period that was included in the opening deferred revenues balance was $1,471.3 and $1,413.8 for the years ended December 31, 2025 and December 31, 2024, respectively.

Revenues expected to be recognized from remaining performance obligations were $2,728.3 and $2,516.1 as of December 31, 2025 and December 31, 2024, respectively. Of the balance as of December 31, 2025 the Company expects to recognize approximately $1,670.1 over the next 12 months and the remainder will be recognized over a period of two to five years thereafter.

The Company records a provision for estimated sales returns, rebates, stock rotations and other rights provided to customers on product and services based on historical sales returns, analysis of credit memo data, rebate plans, stock rotation arrangements and other known factors. This provision is accounted for as variable consideration that is deducted from revenue in the period in which the revenue is recognized. Such provision amounted to $10.8 and $13.6 as of December 31, 2025 and 2024, respectively, and is included in accrued expenses and other liabilities in the consolidated balance sheets.

Sales commissions earned by the Company’s sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These costs are deferred and then amortized over a period of benefit which is typically over the term of the customer contracts as initial commission rates are commensurate with the renewal commission rates. Amortization expense is included in sales and marketing expenses in the consolidated statements of income. If the amortization period of those costs is one year or less, the costs are expensed as incurred. As of December 31, 2025 and 2024, the amount of deferred commission was $28.9 and $41.5, respectively, and is included in other short term and other long term assets on the balance sheets. During the years ended on December 31, 2025, 2024 and 2023 the Company recorded amortization expenses in connection with deferred commissions in the amount of $17.7, $15.3 and $10.6, respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In instances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined its contracts generally do not include a significant financing component. The primary purpose of the Company’s invoicing terms is to provide customers with simplified and predictable ways of purchasing its products and services, not to receive financing from its customers or to provide customers with financing. The Company has elected to apply the practical expedient such that it does not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes collected from customers which are subsequently remitted to governmental entities.

For information regarding disaggregated revenues, please refer to Note 16 below.

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

The Company has a 401(K) defined contribution plan covering certain employees in the U.S. The Company matches 50% of employee contributions to the plan up to a limit of 6% of their eligible compensation. The Company’s matching contribution to the plan were insignificant for the years ended December 31, 2025, 2024 and 2023.

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

Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2025, 2024 and 2023, were $11.9, $12.5 and $7.6 respectively.

v.	Concentrations of credit risk:

Financial instruments that could potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are deposited in major banks in the U.S., Israel and Europe. Deposits in the U.S. may be in excess of federal insured limits and are not insured in other jurisdictions. Generally, these investments may be redeemed upon demand or at maturity, and the Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk. Marketable securities are held mainly by Check Point Ltd., the Company’s Canadian subsidiary and the U.S. subsidiary, and are invested in securities denominated mainly in US dollar.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s derivatives expose it to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by entering into such derivatives with financial institutions with Investment Grade credit rating.

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

The Company entered into forward contracts to hedge the fair value of assets and liabilities denominated in several foreign currencies. As of December 31, 2025 and 2024, the Company had outstanding forward contracts that did not meet the requirement for hedge accounting, in the notional amount of $196.0 and $253.6, respectively. The Company measured the fair value of the contracts in accordance with ASC No. 820, “Fair Value Measurement” (“ASC No. 820”) (classified as level 2 of the fair value hierarchy). The net gain (losses) resulting from these forward contracts recognized in financial income, net during 2025, 2024 and 2023 were $30.3, $(5.6) and $(6.2), respectively. The change in fair value of the Company’s outstanding forward contracts vs. the notional amounts at December 31, 2025 and 2024 was insignificant.

The Company entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in New Israeli Shekel, in Euro, and in British Pound. As of December 31, 2025 and 2024, the Company had outstanding forward contracts for payroll and related expenses in the notional amount of $328.7 and $359.4, respectively. These contracts were for a period of up to twelve months.

The Company measured the fair value of the contracts in accordance with ASC No. 820 (classified as level 2 of the fair value hierarchy). These contracts met the requirement for cash flow hedge accounting and, as such, gains (losses) on the contracts are recognized initially as component of Accumulated Other Comprehensive Income in the balance sheets and reclassified to the consolidated  statements of income in the period the related hedged items affect earnings.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During 2025, 2024 and 2023 gains (losses) were reclassified when the related expenses were incurred and recognized in the operating expenses as follow:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$1.6	$(0.3)	$(1.2)
Research and development	15.8	(2.9)	(13.9)
Selling and marketing	7.9	(1.4)	(0.5)
General and administrative	3.8	(0.7)	(3.0)

	$29.1	$(5.3)	$(18.6)

x.	Basic and diluted earnings per share:

Basic earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares outstanding during the year, in accordance with ASC No. 260, “Earnings Per Share”.

The total weighted average number of shares related to the outstanding options, RSUs, PSUs and the Note to purchase the Company’s Ordinary shares, excluded from the calculations of diluted earnings per share, since it would have an anti-dilutive effect, was 1,057,165, 90,092 and 1,319,235 for 2025, 2024 and 2023, respectively.

The number above for 2025 represents shares underlying the Convertible Notes that were excluded from the computation of diluted earnings per share, as their effect was anti-dilutive for the period. As the principal amount of the Convertible Notes are required to be cash settled, only the amount by which the conversion value exceeds the aggregate principal amount of the Convertible Notes is considered in the diluted earnings per share computation.

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company determines the grant‑date fair value of its RSUs and PSUs based on the closing market price of its ordinary shares on the date of grant.

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

The fair value of options granted and Employee Stock Purchase Plan in 2025, 2024 and 2023 is estimated at the date of grant using the following weighted average assumptions:

	Year ended December 31,
	2025	2024	2023
Employee Stock Options
Expected volatility	25.61%	25.16%	25.71%
Risk-free interest rate	3.74%	4.13%	4.24%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	4.42	4.68	5.45

Employee Stock Purchase Plan

Expected volatility	30.06%	19.90%	19.66%
Risk-free interest rate	3.87%	5.09%	5.35%
Dividend yield	0.0%	0.0%	0.0%
Expected term (years)	0.5	0.5	0.5

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

ad.	Convertible Senior Notes and Capped Call Transactions:

The Convertible Senior Notes (also referred to as “Notes” or “Convertible Notes”) are accounted for in accordance with ASC Subtopic 470, "Debt" and ASC 815 "Derivatives and Hedging". The Company records the Notes at amortized cost as a single unit of account on the consolidated balance sheet, since they were not issued at a substantial premium and do not contain bifurcated embedded derivatives. The carrying value of the liability is represented by the face amount of the Notes, less debt issuance costs, adjusted for any amortization of issuance costs. Issuance costs are being amortized as interest expense over the term of the Convertible Notes, using the effective interest rate method.

Capped call transactions (“Capped Call Transactions” or “Capped Calls”) entered into in connection with the offering of the Notes are separate transactions and are not part of the terms of the Notes. The Capped Calls are considered indexed to the Company’s own stock and are equity-classified. Accordingly, they are recorded within equity. The cost incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital.

ae.	Recently adopted Accounting Pronouncements:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements. See Note 12 in the accompanying notes to the consolidated financial statements for further detail.

af.	Recently Issued Accounting Pronouncements, not yet adopted:

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

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 2:-            SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the assets. The guidance is effective for the Company for the first quarter beginning January 1, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU 2025-06, Intangible - Goodwill and Other Internal-Use Software (Subtopic 350-40), Targeted Improvements to the Accounting for Internal-Use Software, which modernizes the accounting guidance for costs to develop software for internal use. It removes the previous development stage model and introduces a more judgment-based approach. The guidance is effective for the Company for the first quarter beginning January 1, 2028, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-06.

In November 2025, the FASB issued ASU 2025-09 to amend the guidance in Derivatives and Hedging (Topic 815). The update provides targeted improvements intended to enhance the application of hedge accounting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness, and clarifications related to hedging non-financial items. The guidance is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. The Company is currently evaluating the impact on its financial statement disclosures.

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

b.
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

Goodwill arising from the Perimeter 81 acquisition was primarily assigned to the synergies between Perimeter 81 solution with Check Point Infinity´s architecture which allows Check Point to deliver a complete Secure Access Service Edge (SASE) offering across internet access, Zero-Trust private access, SaaS security and SD-WAN. This enables Check Point to enter new fields or markets. Goodwill is not expected to be deductible for income tax purposes.

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

c.
On October 17, 2023, the Company completed the acquisition of all outstanding shares of R&M computer consultants, Inc. (“rmsource”), a privately-held US-based company, rmsource is a provider of managed cyber security services, cloud security and cloud migration and IT management.

d.
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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 3:-            ACQUISITIONS (Cont.)

e.
On June 9, 2025, the Company completed the acquisition of all outstanding shares of Veriti Security Ltd. (“Veriti”), a privately-held Israeli-based company, which develops and markets a cyber software platform that combines AI and machine learning and provides a holistic understanding of security and risk posture. The Company acquired Veriti for total consideration of approximately $92.5. Veriti introduces preemptive exposure management, delivering automated remediation of threat exposure risks and collaborative threat prevention across complex multi-vendor environments, which would enable the Company to expand its product portfolio.

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

Goodwill arising from the Veriti acquisition is primarily attributed to synergies. Goodwill is not expected to be deductible for income tax purposes.

	Weighted Average Useful Life	Amount

Goodwill		$58.5
Core technology	7 Years	19.8
Customer relationship	5 Years	12.4
Net assumed assets		1.8
Total		$92.5

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 3:-            ACQUISITIONS (Cont.)

From the Veriti Acquisition Date to December 31, 2025, the consolidated statements of income include immaterial revenue and operating results attributable to Veriti.

In 2025, Veriti acquisition-related costs were immaterial and recorded on the Company’s consolidated statements of income. Acquisition-related costs are primarily comprised of direct transaction costs.

Unaudited Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

f.
On October 22, 2025, the Company completed the acquisition of all outstanding shares of Lakera AI AG (“Lakera”), a privately-held Swiss company. Lakera is a specialized AI-security company focused on protecting generative AI applications - like large language models, chatbots, autonomous AI agents, and multimodal systems - from advanced cyber threats unique to AI environments. Lakera’s core mission is to secure the AI-powered future by providing AI-native security solutions that protect enterprises as they adopt generative AI at scale. Rather than bolting AI onto traditional cybersecurity tools, Lakera builds its technology from the ground up specifically for AI threats, such as prompt injections, data leakage, model manipulation, and autonomous agent risks. This would enable the Company to expand its product portfolio. The Company acquired Lakera for total consideration of approximately $201.8.

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

Goodwill arising from the Lakera acquisition is primarily attributed to synergies. Goodwill is not expected to be deductible for income tax purposes.

	Weighted Average Useful Life	Amount

Goodwill		$150.1
Core technology	7 Years	44.0
Customer relationship	1 Years	4.4
Trademark	1Years	0.3
Net assumed assets		3.0
Total		$201.8

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

Trademarks represent the fair value of royalties that would have been charged by a market participant to license such trademark using the income approach, specifically the relief-from-royalty method.

The fair value of the identified intangible assets subject to amortization are amortized over the assets’ estimated useful lives based on the pattern in which the economic benefits are expected to be received to cost of revenues and operating expenses.

From the Lakera Acquisition Date to December 31, 2025, the consolidated statements of income include immaterial revenue and operating results attributable to Lakera.

In 2025, Lakera acquisition-related costs were immaterial and recorded on the Company’s consolidated statements of income. Acquisition-related costs are primarily comprised of direct transaction costs.

Unaudited Pro forma results of operations related to this acquisition have not been presented because they are not material to the Company’s consolidated statements of income.

NOTE 4:              CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES

	December 31,
	2025	2024
Cash and cash equivalents:
Cash	$109.8	$54.5
Money market funds	1,464.5	158.1
Short term deposits	225.7	293.6

Total Cash and cash equivalents	1,800.0	506.2

Short-term bank deposits:	525.7	134.0
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	474.3	518.4
Debt securities issued by other governments	39.3	55.4
Corporate debt securities	1,502.4	1,569.8

Total Marketable securities	2,016.0	2,143.6
Total Cash and cash equivalents, short-term bank deposits and marketable securities	$4,341.7	$2,783.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 4:              CASH AND CASH EQUIVALENTS, SHORT-TERM BANK DEPOSITS AND MARKETABLE SECURITIES (Cont.)

The following table classifies the Company’s marketable securities by contractual maturities:

	December 31, 2025
	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
Contractual maturity year:
Within one year	$689.6	$1.2	$(1.6)	$689.2
After one year through five years	1,312.3	15.0	(0.5)	1,326.8

Total	$2,001.9	$16.2	$(2.1)	$2,016.0

From the total of $2.1 and $20.3 unrealized losses as of December 31, 2025 and 2024, $1.1 and $9.7 were in continuous unrealized loss for more than 12 months, respectively.  The unrealized loss balance declined as the short term yield curve shifted lower in 2025, which positively impacted the fair value of securities in the Company’s portfolio.

As of December 31, 2025 and 2024, interest receivable amounted to $19.6 and $17.7, respectively, and is included within prepaid expenses and other assets in the balance sheets.

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

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 5:-            FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures its money market funds, short-term bank deposits, marketable securities and foreign currency derivative contracts at fair value. Money market funds and short term bank deposits are classified within Level 1. Marketable securities are classified within Level 2 or Level 3. This is because these assets are mostly valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs, or based on unobservable inputs. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Level 3 Corporate debt security was structured and issued by a global financial institution and valued based on issuer risk, sovereign credit risk and interest rates. The Financial income related to the instrument during 2025 and 2024 was insignificant.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31,
	2025				2024
	Fair value measurements using input type				Fair value measurements using input type
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash	$109.8	$-	$-	$109.8	$54.5	$-	$-	$54.5
Cash equivalents
Money market funds	1,464.5	-	-	1,464.5	158.1	-	-	158.1
Short term deposits	225.7	-	-	225.7	293.6	-	-	293.6
Short-term bank deposits	525.7	-	-	525.7	134.0	-	-	134.0
Marketable securities:
Debt securities issued by the U.S. Treasury and other U.S. government agencies	-	474.3	-	474.3	-	518.4	-	518.4
Debt securities issued by other governments	-	39.3	-	39.3	-	55.4	-	55.4
Corporate debt securities	-	1,482.2	20.2	1,502.4	-	1,549.6	20.2	1,569.8
Foreign currency derivative contracts	-	29.8	-	29.8	-	3.3	-	3.3

Total financial assets	$2,325.7	$2,025.6	$20.2	$4,371.5	$640.2	$2,126.7	$20.2	$2,787.1

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 5:-           FAIR VALUE MEASUREMENTS (Cont.)

As of December 31, 2025, the estimated fair value of the Convertible Notes was $2,007.4. The fair value of the Convertible Notes is considered to be Level 2 within the fair value hierarchy and was determined based on quoted prices of the Convertible Notes in an over-the-counter market.

NOTE 6:-           PROPERTY AND EQUIPMENT, NET

	December 31,
	2025	2024
Cost:
Computers and peripheral equipment	$125.4	$108.1
Office furniture and equipment	12.4	11.8
Building	79.3	78.7
Leasehold improvements	31.0	33.4

	248.1	232.0
Accumulated depreciation	165.2	151.2

Property and equipment, net	$82.9	$80.8

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill:

	2025	2024
Balance as of January 1	$1,695.7	$1,554.4
Acquisitions	208.6	141.3

Balance as of December 31	$1,904.3	$1,695.7

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 7:-	GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net:

	Useful	December 31,
	Life	2025	2024
Original amount:
Core technology	7–8	$294.3	$230.5
Trademarks and trade names	1–20	7.8	7.5
Customer relationship	1–5	96.4	79.6

		398.5	317.6

Accumulated amortization:
Core technology		95.6	63.1
Trademarks and trade names		7.5	7.1
Customer relationship		81.2	46.0

		184.3	116.2

Intangible assets, net:
Core technology		198.7	167.4
Trademarks and trade names		0.3	0.4
Customer relationship		15.2	33.6

		$214.2	$201.4

Intangible assets which were fully amortized as of the prior year, are disposed from the original amount and the accumulated amortization balances.

The estimated future amortization expense of Intangible assets as of December 31, 2025 is as follows:

2026	$44.8
2027	37.6
2028	36.4
2029	35.0
2030	30.1
Thereafter	30.3

$214.2

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 8:-	DEFERRED REVENUES

Deferred revenues consisted of the following:

	December 31,
	2025	2024

Security subscriptions	$1,226.8	$1,064.0
Software updates and maintenance	923.0	896.7
Other	30.6	39.6

	$2,180.4	$2,000.3

The majority of the deferred revenues are recognized within one year or less and presented as current deferred revenues in the balance sheets. All of the remaining deferred revenues are presented as long term deferred revenues and are recognized for a period greater than one year and up to five years.

NOTE 9:-	ACCRUED EXPENSES AND OTHER LIABILITIES

The components of accrued expenses and other liabilities are as follows:

	December 31,
	2025	2024

Accrued products and licenses costs	$63.9	$66.0
Marketing expenses payable	4.7	2.3
Income tax payable	10.2	28.6
Legal accrual	15.4	22.5
Other accrued expenses	55.5	57.2

	$149.7	$176.6

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 10:-	CONVERTIBLE SENIOR NOTES, NET

Convertible note

In December 2025, the Company issued $2,000 aggregate principal amount, 0% coupon rate, of Convertible Senior Notes due 2030 (the “Convertible Notes”). The Convertible Notes mature on December 15, 2030 unless earlier repurchased, redeemed or converted. Upon conversion, the Company will settle the principal amount of converted notes using cash and the conversion premium will be settled using cash, ordinary shares or a combination of each, at the Company's election.

The Convertible Notes are convertible at an initial conversion rate of 4.1042 Ordinary Shares per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $243.65 per Ordinary Share). The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Indenture.  In addition, following certain corporate events that occur prior to the maturity date, or following Company’s delivery of a notice of tax redemption, the Company will, in certain circumstances, increase the conversion rate for a holder who elects to convert his notes in connection with such a corporate event or notice of tax redemption, as the case may be.

If the last reported sale price of our ordinary shares on the trading day immediately preceding the business day immediately preceding December 15, 2028 is less than 110% of the conversion price, holders of the notes have the right to require us to repurchase for cash all or any portion of their notes on December 15, 2028 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid special interest to, but excluding, the repurchase date. In addition, if we undergo a fundamental change, holders may require us to repurchase for cash all or any portion of their notes at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

Conversion terms:

Prior to the close of business on the business day immediately preceding September 16, 2030, a holder may convert its Convertible Notes only under the following circumstances:

a. During any calendar quarter commencing after the calendar quarter ending on March 31, 2026 (and only during such calendar quarter), if the last reported sale price of the Company’s ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price on each applicable trading day.

b. During the five business day period after any 10 consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the ordinary shares and the conversion rate on each such trading day.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 10:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

c. If the Company calls the Convertible Notes for redemption in certain circumstances, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or

d. Upon the occurrence of specified corporate events.

On or after September 16, 2030, until the close of business on the second scheduled trading day immediately preceding the maturity date, a holder may convert its Convertible Notes at any time, regardless of the foregoing circumstances. During the year ended December 31, 2025, the conditions allowing holders of the  Convertible Notes to convert were not met. The Convertible Notes were included within long-term liabilities in the consolidated balance sheet as of December 31, 2025.

The Company may redeem for cash (1) all of the Convertible Notes at any time on or prior to the 30th scheduled trading day immediately preceding the maturity date if certain tax-related events occur and (2) all or any portion (subject to certain limitations) of the Convertible Notes, at any time, and from time to time, on or after December 20, 2028, and on or before the 30th scheduled trading day immediately before the maturity date, at its option at any time and from time to time, if the last reported sale price per share of Check Point’s ordinary shares has been at least 130% of the conversion price for a specified period of time and certain other conditions are satisfied. The redemption price will be equal to the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date. Upon the occurrence of a fundamental change (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Convertible Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date.

The carrying amount of the liability is represented by the face amount of the notes, less total issuance costs, plus any amortization of issuance costs. The total issuance costs upon issuance of the notes were $28.25 and are amortized to interest expense using the effective interest rate method over the contractual term of the notes. Interest expense is recognized at an annual effective interest rate of 0.28% over the contractual term of the notes.

The net carrying amount of the Convertible Notes were as follows:

2025
Principal original amount	$2,000.0
Unamortized debt issuance costs	(27.9)

Net carrying amount	$1,972.1

The Company recognized interest expense on the Convertible Notes as follows:

2025

Amortization of debt issuance costs	$0.4

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 10:-	CONVERTIBLE SENIOR NOTES, NET (Cont.)

Capped Call Transactions

In connection with the pricing of the Convertible Notes, the Company entered into capped call transactions (“Capped Call Transactions”) with certain of the purchasers of the Convertible Notes. The Capped Call Transactions are purchased call options that give the Company the option to purchase the Company's ordinary shares, subject to anti-dilution adjustments substantially identical to those in the  Convertible Notes. The Capped Call Transactions will expire in 2030, if not exercised earlier. The Capped Call Transactions are intended to offset potential dilution to the Company’s ordinary shares and/or offset the potential cash payments that the Company could be required to make in excess of the principal amount upon any conversion of the Convertible Notes under certain circumstances described in the Capped Call Transactions. The Capped Call Transactions are separate transactions and are not part of the terms of the Convertible Notes. As the Capped Call Transactions are considered indexed to the Company's shares and are considered equity classified, they are recorded in shareholders’ equity on the consolidated balance sheets. The Capped Call Transactions each have an initial strike price of $243.65 and an initial cap price of approximately $334.43 per share, which represents a premium of 75% over the last reported sale price of the Company’s ordinary shares of $191.10 per share on December 3, 2025, and is subject to certain adjustments under the terms of the Capped Call Transactions. The Company paid an aggregate amount of $192 for Capped Call Transactions. The amount paid for the Capped Call Transactions was recorded as a reduction to additional paid-in capital in the consolidated balance sheets.

NOTE 11:-	COMMITMENTS AND CONTINGENT LIABILITIES

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

b.
On July 15, 2025, the Company and the Israeli Tax Authorities entered into a settlement agreement under which the Company agreed to pay total additional taxes of NIS 223.2 million (approximately $66 million) in respect of the 2016–2020 tax years, which was ratified by the District Court on July 16, 2025.  The Company settled the tax demand payment to the ITA on July 31, 2025. The settlement fully and finally resolves all tax matters between the Company and the ITA relating to the 2016-2020 tax years. See also Note 12a.

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

Reduced income under the Investment Law including the Preferred Enterprise Regime, Preferred Technological Enterprise Regime and Special Preferred Technological Enterprise will be freely distributable as dividends, subject to a 15% or 20% withholding tax (or lower rate for non-Israeli resident shareholder, under an applicable tax treaty). However, upon the distribution of a dividend from Preferred Income, Technological Preferred Enterprise and Special Preferred Technological Enterprise to an Israeli company, no withholding tax will be remitted.

The Company may also receive benefits pursuant to the Law for the Encouragement of Knowledge Intensive Industry (Temporary Provision), 2023 (the “Law”), which was enacted on July 31, 2023. The Law provides certain benefits to entities that qualify as Preferred Technological Enterprise, special deductions in connection with acquisitions where certain criteria are met.

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

In December 2022, the Council of the European Union (“EU”) unanimously adopted the Directive on BEPS’s Pillar Two ensuring a global minimum tax rate of 15% for certain companies with an annual global turnover of at least €750 million, in the Union (the Directive). The OECD has also issued the Safe Harbours and Penalty Relief : Global Ani-Base Erosion Rules (“Pillar Two Rules”) and related guidance. EU Member States and other non-EU countries enacted legislation to integrate the provisions of the Directive and Pillar Two rules into their national laws by December 31, 2023 and the majority of those countries generally apply these provisions for fiscal years starting on or after December 31, 2023.

On December 2025, the Israeli Knesset approved the Minimum Corporate Tax Law (Multinational Group), 2025 (the “Law”) which adopts BEPS’s Pillar Two Rules. The Law introduces a qualified domestic minimum top-up tax, pursuant to which multinational enterprise groups with annual global turnover of at least  €750 million are subject to a minimum corporate tax rate of 15% on the Israeli Constituent Entity as defined under the OECD’s Pillar Two Rules. The Law enters into force as of January into its national law with effective date of January 1, 2026.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-     TAXES ON INCOME (Cont.)

In parallel, as part of the Israeli Economic Program Law for the 2026 budget year, legislation to incentivize research and development activities (the “R&D Incentive Legislation”) was enacted on March 30, 2026 and entered into force as of January 1, 2026.

The R&D Incentive Legislation introduces a tax credit, at varying rates based on specified thresholds, for qualifying research and development expenditures incurred in Israel by eligible Israeli companies that are part of multinational enterprise groups, subject to meeting defined eligibility criteria. The tax credit may be utilized to offset Israeli corporate income tax or the Israeli domestic minimum top-up tax.

In addition, the R&D Incentive Legislation, subject to conditions as  prescribed therein, provides that  all or a portion of the unutilized R&D tax credit will be provided to eligible companies in the form of a cash grant upon the lapse of a period stipulated by the R&D Incentive Legislation, rather than being utilized solely as a tax credit. This mechanism is intended, among other things, to support the qualification of the incentive under the OECD Pillar Two framework.

The implementation of the Israeli Pillar Two Law is expected to increase the Company’s reported tax expenses beginning in 2026. Based on the current Proposed R&D Incentive Legislation and its associated tax credit, and assuming enactment effective January 1, 2026, income tax expense is expected to increase, while the net cash impact is not expected to be material. However, the ultimate impact will depend on the final form of the proposed R&D Incentive Legislation, if and when enacted and the amount of tax credits approved thereunder.

On July 4, 2025, the One, Big, Beautiful Bill Act was enacted, which, among other changes to U.S. federal income tax law, permanently suspends the requirement to capitalize and amortize domestic research and development expenditures and permits such deductions on a current basis, and reinstates 100% bonus depreciation for certain qualified property. The Bill also allows to some extent an accelerated amortization of domestic research and development expenditures that had previously been amortized during the years 2022-2024.

In January 2023, the Israeli Tax Authority (the “ITA”) issued orders for the years 2016 through 2019 challenging our positions on several issues and demanded the payment of additional taxes in the aggregate amount of NIS 536 million (approximately $158 million), not including an amount of NIS 476 million (approximately $140 million) related to expenses that will be deductible in future years, with respect of these four tax years (these amounts include interest and indexation up to the tax settlement’s payment date, i.e. 31 July 2025). On November 29, 2023, the Company filed an appeal to the District Court of Tel Aviv against these orders.

In addition, the ITA has issued tax assessment for the 2020 tax year in which it demanded the payment of additional taxes in the aggregate amount of NIS 94 million (approximately $28 million), not including an amount of NIS 106 million (approximately $31 million) related to expenses that will be deductible in future years, with respect to the 2020 tax year (these amounts include interest and indexation up to the tax settlement’s payment date, i.e. 31 July 2025). On December 31, 2023 we submitted a tax appeal against the 2020 tax assessment to the ITA.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-     TAXES ON INCOME (Cont.)

On July 15, 2025, the Company and the Israeli Tax Authorities entered into a settlement agreement under which the Company agreed to pay total additional taxes of NIS 223.2 million (approximately $66 million) in respect of the 2016–2020 tax years, which was ratified by the District Court on July 16, 2025.  The Company settled the tax demand payment to the ITA on July 31, 2025. The settlement fully and finally resolves all tax matters between the Company and the ITA relating to the 2016-2020 tax years.

Our tax assessments through the 2020 tax year are considered final.

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

The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely or if distributed, no tax liability will be imposed. Undistributed earnings of foreign subsidiaries that are not distributed amounted to $639.5 and unrecognized deferred tax liability related to such earning amounted to $102.0 as of December 31, 2025.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-      TAXES ON INCOME (Cont.)

c.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2025 and 2024, the Company’s deferred taxes were in respect of the following:

	December 31,
	2025	2024

Carry forward tax losses	$30.9	$38.2
Employee stock based compensation	33.0	29.7
Deferred revenues	3.0	3.1
Tax credits	40.6	37.9
Unrealized loss on marketable securities	-	3.5
Accrued employee costs	13.3	15.7
Other	16.2	19.2

Deferred tax assets before valuation allowance	137.0	147.3
Valuation allowance – mainly in respect to carryforward losses	(1.0)	(5.5)

Deferred tax asset	136.0	141.8

Intangible assets	(24.3)	(29.6)
Deferred commission	(7.2)	(10.4)
Unrealized gain on marketable securities	(2.9)	-
Other	(13.1)	(8.8)

Deferred tax liability	(47.5)	(48.8)

Deferred tax asset, net *)	$88.5	$93.0

*) As of December 31, 2025 and 2024 unrecognized tax benefit in the amounts of $20.2 and $18.3 was presented net from deferred tax asset.

Through December 31, 2025, the U.S. subsidiaries had a U.S. federal loss carry-forward of approximately $18.3 that can be carried forward and offset against taxable income and subject to limitation on their utilization. Through December 31, 2025, the U.S. subsidiaries had a U.S. state net loss carry forward of approximately $27.7, expiring gradually beginning 2035 and subject to limitation on their utilization.

Through December 31, 2025, the U.S. subsidiaries had federal and states research and development tax credits of approximately $30.3, which expire between fiscal years 2025 and fiscal 2042 and are subject to limitations on their utilization.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-      TAXES ON INCOME (Cont.)

d.	Income before taxes on income (tax benefit) is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Domestic	$906.5	$854.9	$901.6
Foreign	38.6	117.2	74.0

	$945.1	$972.1	$975.6

e.	Taxes on income (tax benefit) are comprised of the following:

	Year ended December 31,
	2025	2024	2023

Domestic taxes:
Current	$(112.6)	$120.5	$140.6
Deferred	(3.6)	(5.9)	(23.0)

	(116.2)	114.6	117.6

Foreign taxes:
Current	11.8	16.4	13.1
Deferred	(7.4)	(4.6)	4.6

	4.4	11.8	17.7

Taxes on income (tax benefit)	$(111.8)	$126.4	$135.3

f.
The Company operates its business in various countries and accordingly attempts to utilize an efficient operating model to structure its tax payments based on the laws in the countries in which the Company operates. This can cause disputes between the Company and various tax authorities in different parts of the world.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-      TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

	December 31,
	2025		2024

Beginning balance		$402.8		$380.4
Settlement and decrease related to tax positions taken during prior years		(162.9)		(67.9)
Increase related to tax positions taken during prior years		17.0		36.4
Increase related to tax positions taken during the current year		59.3		53.9

Ending balance	$	*)316.2	$	*)402.8

*) As of December 31, 2025 and 2024 unrecognized tax benefit in the amounts of $20.2 and $18.3 was presented net from deferred tax asset.

Substantially all the balance of unrecognized tax benefits, if recognized, would reduce the Company’s annual effective tax rate.

The Company adjusts the unrecognized tax benefit liability and income tax expense in the period in which the uncertain tax position is effectively settled, the statute of limitations expires or when new information is available. There is a reasonable possibility that $50.9 out of the unrecognized tax benefit liability will be adjusted within 12 months due to statute of limitations.

During the years ended December 31, 2025, 2024 and 2023, the Company recorded $(41.3), $2.4 and $12.6, respectively for interest expense (income) related to uncertain tax positions. As of December 31, 2025 and 2024, the Company had accrued interest liability related to uncertain tax positions in the amounts of $33.7 and $75.0, respectively, which is included within income tax accrual on the balance sheets. The Company did not accrue penalties during the years ended December 31, 2025, 2024 and 2023.

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

The following table presents the reconciliation between the Company’s theoretical income tax and effective income tax for the year ended December 31, 2025 after the adoption of ASU 2023-09:

	Year ended December 31,
	2025

Israeli Statutory Corporate Tax Rate	$217.4	23.0%
Foreign tax effects
Other jurisdictions	13.8	1.5%
Foreign tax credits	(17.9)	(1.9)%
Nontaxable or nondeductible items	0.4	0.1%
Special Preferred Technological Enterprise	(170.9)	(18.1)%
Change in unrecognized tax benefits	(127.9)	(13.5)%
Special deduction	(31.1)	(3.3)%
Other adjustments	4.4	0.4%

Total Effective Tax Rate	$(111.8)	(11.8)%

The following table presents the reconciliation between the Company’s theoretical income taxes and effective income taxes for the years ended December 31, 2024 and 2023 prior the adoption of ASU 2023-09:

	Year ended December 31,
	2024	2023

Income before taxes as reported in the consolidated statements of income	$972.1	$975.6

Statutory tax rate in Israel	23%	23%

Decrease in taxes resulting from:
Effect of “Technological preferred or Preferred Enterprise” status *)	(11)%	(8)%
Others, net	1%	(1)%

Effective tax rate	13%	14%

*) Basic earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.58	$0.66

*) Diluted earnings per share amounts of the benefit resulting from the “Technological preferred or Preferred Enterprise” status	$0.56	$0.65

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 12:-      TAXES ON INCOME (Cont.)

h.	Income taxes paid:

The following table presents cash paid for income taxes, net of refunds received, for the year ended December 31, 2025, pursuant to the disclosure requirements of ASU 2023-09:

Year ended December 31,
2025

Israel	$143.5
Other jurisdictions	13.2

$156.7

NOTE 13:-      SHAREHOLDERS’ EQUITY

a.	General:

Ordinary shares confer upon their holders the right to receive notice to participate and vote in general meetings of the Company, and the right to receive dividends if declared.

b.	Share repurchase:

On July 11, 2024 the Company announced the expansion of the Company’s on-going share repurchase program by an additional $2,000. Under the share repurchase program, as extended, the Company is authorized to continue to repurchase up to $325 each quarter. In connection with our convertible notes offering in December 2025, the Board of Directors authorized to repurchase an additional $100 million in December 2025. Under the repurchase programs, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors and will be funded from available working capital.

As of December 31, 2025, the Company repurchased ordinary shares for an aggregate amount of $17,072.6. During 2025, 2024 and 2023 the Company repurchased 6,848,579, 7,661,359, and 9,857,092 shares for an aggregate amount of $1,400.0, $1,299.9 and $1,287.6, respectively.

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

NOTE 13:-       SHAREHOLDERS’ EQUITY (Cont.)

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

As of December 31, 2025, the number of Reserved and Authorized Shares under the Equity Incentive Plans is as detailed below:

Stock Options outstanding	3,128,875
RSU outstanding	2,454,088
PSU outstanding	600,594
Ordinary shares available for issuance under the Equity Incentive Plans	4,995,008

Total Reserved and Authorized Shares as of December 31, 2025	11,178,565

As of December 31, 2025 the aggregate number of shares, stock options, RSU and PSU outstanding is 111,785,649.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 13:-       SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity and related information is as follows:

	Number of options	Weighted average exercise price	Aggregate intrinsic value	Weighted Average Remaining Contractual Life (Years)
	2025

Outstanding at beginning of year	5,712,254	$122.42	$367.18	2.72
Granted	418,246	$194.71
Exercised	(2,933,709)	$114.44
Forfeited	(67,916)	$132.72

Outstanding at December 31, 2025	3,128,875	$139.35	$148.42	3.74

Exercisable at December 31, 2025	2,080,991	$125.90	$124.15	2.82

The weighted average fair values at grant date of options granted for the years ended December 31, 2025, 2024 and 2023 with an exercise price equal to the market value at the date of grant were $54.1, $51.7 and $43.0 per share, respectively.

The total intrinsic value of options exercised during the years 2025, 2024 and 2023 was $284.2, $81.0 and $20.0, respectively.

The aggregate grant-date fair value of stock options that vested during 2025 2024 and 2023 was $16.5, $18.1 and $31.0, respectively.

The aggregate intrinsic value of the outstanding stock options as of December 31, 2025, 2024 and 2023, represents the intrinsic value of 2,710,629 ,5,712,254 and 7,233,044 outstanding options that are in-the-money as of such dates.  The remaining 418,246 outstanding options are out-of-the-money as of December 31, 2025.

A summary of the Company’s RSUs and PSUs activity is as follows:

	Year ended December 31, 2025			Weighted-Average Grant Date Fair Value Per Share
	RSUs	PSUs	Total	RSUs	PSUs

Unvested at beginning of year	2,120,275	384,498	2,504,773	$138.1	$144.3
Granted	1,462,333	410,490	1,872,823	$208.8	$204.5
Vested	(832,855)	(46,955)	(879,810)	$210.4	$214.9
Forfeited	(295,665)	(147,439)	(443,104)	$160.9	$143.8

	2,454,088	600,594	3,054,682	$179.4	$186.8

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 13:-       SHAREHOLDERS’ EQUITY (Cont.)

The weighted average fair values at grant date of RSUs and PSUs granted for the years ended December 31, 2025, 2024 and 2023 were $207.8, $161.0 and $125.6 per share, respectively.

The total fair value of shares vested during the years 2025, 2024 and 2023 was $185.3, $158.4 and $96.1, respectively.

As of December 31, 2025, the Company had approximately $446.35 of unrecognized compensation expense related to non-vested stock options and non-vested RSU’s and PSU’s, expected to be recognized over a weighted average period of 1.88 years.

d.	Employee Stock Purchase Plan (“ESPP”):

In 1996, the Company adopted an ESPP, which was subsequently amended in 2015. Following these amendments, starting with the purchase period on February 1, 2017, a total of 568,478 ordinary shares were designated for issuance under the US ESPP. On June 19, 2019, the allocation for the US ESPP was increased to 750,000 shares. As well, following amendments of 2015 year, for employees outside the United States, 1,096,795 ordinary shares were authorized for issuance under the Non-US ESPP. On January 16, 2024, the Non-US ESPP was increased by 700,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 1,796,795 ordinary shares. On September 3, 2025, the Non-US ESPP was increased by 1,000,000 ordinary shares, bringing the total allocation for the Non-US ESPP to 2,796,795 ordinary shares and the US ESPP was increased by 500,000 ordinary shares, bringing the total allocation for the US ESPP to 1,250,000 ordinary shares.

As of December 31, 2025, 3,400,717 ordinary shares had been issued under the amended ESPP plan.

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

During 2025, 2024 and 2023, employees purchased 362,533, 381,859 and 405,458 ordinary shares at average prices of $156.5, $124.8 and $105.8 per share, respectively.

In accordance with ASC No. 718, the ESPP is compensatory and as such results in recognition of compensation cost. For the years ended December 31, 2025, 2024 and 2023, the Company recognized $19.6, $13.7 and $11.4, respectively, of compensation expense in connection with the ESPP.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 13:-      SHAREHOLDERS’ EQUITY (Cont.)

e.	Stock-Based Compensation:

Stock-based compensation expense related to stock options, RSUs, PSUs and ESPP is included in the consolidated statements of income as follows:

	Year ended December 31,
	2025	2024	2023

Cost of revenues	$14.1	$8.6	$7.7
Research and development	76.3	53.1	48.7
Selling and marketing	79.8	58.2	56.3
General and administrative	35.4	29.8	32.6

	$205.6	$149.7	$145.3

NOTE 14:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2025	2024	2023

Net income	$1,056.9	$845.7	$840.3

Weighted average ordinary shares outstanding	107,264,069	110,617,625	116,913,913

Dilutive effect:
Employee stock options, RSUs and PSUs	2,649,720	2,789,271	1,433,836

Diluted weighted average ordinary shares outstanding	109,913,789	113,406,896	118,347,749

Basic earnings per ordinary share	$9.85	$7.65	$7.19

Diluted earnings per ordinary share	$9.62	$7.46	$7.10

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 15:-	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Unrealized Gains (losses) on marketable securities	Unrealized Gains (losses) on cash flow hedges	Total

Beginning balance	$(13.2)	$2.9	$(10.3)
Other comprehensive income before reclassifications	23.6	48.3	71.9
Amounts reclassified from accumulated other comprehensive income	-	(26.8)	(26.8)
Net current period other comprehensive income	23.6	21.5	45.1
Ending balance	$10.4	$24.4	$34.8

NOTE 16:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA

a.	Summary information about geographical areas:

The Company operates in one reportable segment (see Note 1 for a brief description of the Company’s business). The total revenues are attributed to geographic areas based on the location of the Company’s channel partners which are considered as end customers, as well as direct customers of the Company.

The following tables presents total revenues and property and equipment, net, by geographic area:

1. Revenues based on the channel partners’ location:

	Year ended December 31,
	2025	2024	2023

Americas, principally the U.S.	$1,142.7	$1,070.4	$1,025.7
EMEA *)	1,174.2	1,120.5	1,050.4
Israel	74.0	72.9	66.3
Asia Pacific	334.5	301.2	272.3

	$2,725.4	$2,565.0	$2,414.7

*) Includes Europe, the Middle East (excluding Israel) and Africa.

Includes United Kingdom with 14%,15% and 16% from the total revenues in 2025, 2024 and 2023 respectively.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 16:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

2. Property and equipment, net and ROU assets:

	December 31,
	2025	2024

Israel	$78.0	$78.4
U.S.	11.9	9.3
Rest of the world	24.4	20.2

	$114.3	$107.9

b.	Summary information about product lines:

The Company’s products can be classified by three main product lines. The following table presents total revenues for the years ended December 31, 2025, 2024 and 2023 by product lines:

	Year ended December 31,
	2025	2024	2023

Product and licenses:
Network security Gateways	$506.2	$470.1	$452.0
Other *)	42.0	37.8	45.4

	548.2	507.9	497.4
Security subscriptions	1,219.0	1,104.2	981.2
Software updates and maintenance	958.2	952.9	936.1

Total revenues	$2,725.4	$2,565.0	$2,414.7

*)	Comprised of Endpoint security, Mobile security and Security management products, each comprising of less than 10% of products and licenses revenues.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In millions (except share and per share data)

NOTE 16:-	GEOGRAPHIC INFORMATION AND SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	Financial income, net:

	Year ended December 31,
	2025	2024	2023

Financial income:
Interest income	$105.0	$93.6	$92.4
Amortization of marketable securities premium and accretion of discount, net	12.0	6.4	-

	117.0	100.0	92.4
Financial expense:
Amortization of marketable securities premium and accretion of discount, net	-	-	3.1
Realized loss on sale of marketable securities, net	-	-	6.7
Foreign currency re-measurement loss	1.0	2.1	3.8
Others	2.0	1.8	2.3

	3.0	3.9	15.9

	$114.0	$96.1	$76.5

NOTE  17:-    SEGEMENT

The Company’s chief operating decision maker (“CODM”), the Chief Executive Officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, the CODM uses consolidated net income and operating income as shown in the consolidated financial statements to allocate resources and to assess the performance of the segment. There is no expense or asset information, that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM. Since the Company operates as one operating segment, financial segment information, including profit or loss and asset information, can be found in the consolidated financial statements.

NOTE  18:-    SUBSEQUENT EVENTS

In February 2026, the Company acquired:

1.
100% of the share capital of Cyclops Security Ltd. (“Cyclops”) a privately held Israeli company for total consideration of approximately $53.7.  Cyclops is a provider of Cyber Asset Attack Surface Management (CAASM). CAASM provides discovery and continuous monitoring of every asset across cloud, on-premises, OT, and SaaS environments. With this acquisition, the Company expects to expand its Exposure Management Offering to deliver a more comprehensive CTEM Solution to the Market.

2.
100% of the share capital of Cyata Security Ltd. (“Cyata”) a privately held Israeli company for total consideration of approximately $44.0. Cyata specializes in discovering, understanding, and governing autonomous AI agents. With this acquisition, the Company expects to accelerate its ability to deliver End‑to‑End AI Security platform for the Agentic World. Delivering agent discovery across endpoint and SaaS while providing context, configuration and risk.

3.
The Company acquired the talent of Rotate Ltd., a privately held Israeli company, in order to drive continued growth and momentum for Workspace solutions within the managed service providers (MSP) sector.